Form 20-F
period 2017-12-31
BUENAVENTURA MINING CO INC
filed 2018-04-30
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to __________

Commission file number 001-14370

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Exact name of Registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant’s name into English)

REPUBLIC OF PERU

(Jurisdiction of incorporation or organization)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive offices)

Leandro Garcia, Vice President and Chief Financial Officer

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

☐

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

ii

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

We present our consolidated financial statements (the “Consolidated Financial Statements”) in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, references to a value denominated in “t” or “tons” refer to tons; the terms “g” or “gr” refer to metric grams; the terms “oz.” or “ounces” refer to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.1035 grams.

Pursuant to the rules of the United States Securities and Exchange Commission (the “SEC”), this Annual Report includes certain separate financial statements and other financial information of Minera Yanacocha S.R.L., or “Yanacocha,” and Sociedad Minera Cerro Verde S.A.A., or “Cerro Verde.” Yanacocha and Cerro Verde maintain their financial books and records in U.S. Dollars and present their financial statements in accordance with IFRS as issued by the IASB.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. Our partnership interest in Yanacocha was calculated at 45.95% for the year ended December 31, 2017 and 43.65% for the years ended December 31, 2015 and 2016. As of December 31, 2015, 2016 and 2017, our equity interest in Cerro Verde was 19.58%.

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

2

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A.	Selected Financial Data

Selected Financial Information and Operating Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 has been derived from a consolidated statement of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of EY Global) on our Consolidated Financial Statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
	(US$ in thousands)(1)
Statements of profit or loss data:
Continuing operations:
Operating income:
Net sales of goods	1,223,942	1,015,670	846,269	959,286	1,015,966
Net sales of services	29,697	28,782	50,839	71,159	79,585
Royalty income	20,739	24,339	32,414	36,867	44,185
Total operating income	1,274,378	1,068,791	929,522	1,067,312	1,139,736

Operating costs:
Cost of sales of goods, excluding depreciation and amortization	(627,433)	(497,812)	(513,490)	(498,714)	(463,631)
Cost of services, excluding depreciation and amortization	(12,954)	(10,754)	(59,612)	(77,927)	(114,120)
Exploration in operating units	(94,928)	(96,149)	(89,699)	(97,357)	(98,939)
Depreciation and amortization	(213,722)	(192,647)	(232,583)	(172,999)	(133,639)
Mining royalties	(31,217)	(27,611)	(27,188)	(27,428)	(29,434)
Total operating costs	(980,254)	(824,973)	(922,572)	(874,425)	(839,763)
Gross profit	294,124	243,818	6,950	192,887	299,973

Operating expenses, net:
Administrative expenses	(83,597)	(81,692)	(84,372)	(93,753)	(67,990)
Exploration in non-operating areas	(18,262)	(26,589)	(30,610)	(50,007)	(32,805)
Selling expenses	(24,088)	(21,733)	(19,365)	(16,212)	(14,842)
Excess of workers’ profit sharing	-	-	-	-	(704)
Impairment loss of long-lived assets	(21,620)	-	(3,803)	-	-
Provision for contingences and others	(13,879)	(565)	(395)	-	-
Write-off of asset stripping activities	(13,573)	-	-	-	-
Other, net	(13,589)	18,957	(5,340)	3,169	(1,996)
Total operating expenses, net	(188,608)	(111,622)	(143,885)	(156,803)	(118,337)
Operating profit (loss)	105,516	132,196	(136,935)	36,084	181,636

Other income (expenses), net:
Share in the results of associates under equity method	13,207	(365,321)	(173,375)	(74,600)	(114,145)
Finance costs	(34,623)	(31,580)	(27,572)	(11,276)	(9,734)
Net gain (loss) from currency exchange difference	2,928	2,638	(13,693)	(8,457)	(7,128)
Gain on business combination	-	-	-	59,852	-
Finance income	5,517	6,830	11,026	8,408	6,621
Total other income (expenses), net	(12,971)	(387,433)	(203,614)	(26,073)	(124,386)

Profit (loss) before income tax	92,545	(255,237)	(340,549)	10,011	57,250
Current income tax	(23,837)	(39,444)	(14,222)	(18,815)	(56,799)
Deferred income tax	5,825	(14,060)	(541)	(47,006)	(29,154)
Profit (loss) from continuing operations	74,533	(308,741)	(355,312)	(55,810)	(28,703)
Discontinued operations:
Loss from discontinued operations	(10,098)	(19,073)	(20,233)	(5,830)	(51,033)
Net profit (loss)	64,435	(327,814)	(375,545)	(61,640)	(79,736)
Attributable to equity owners of the parent	60,823	(323,492)	(317,210)	(76,065)	(107,257)
Attributable to non-controlling interest	3,612	(4,322)	(58,335)	14,425	27,521
Net profit (loss)	64,435	(327,814)	(375,545)	(61,640)	(79,736)
Basic and diluted profit (loss) per share attributable to equity holders of the parent(2)(3)	0.24	(1.27)	(1.25)	(0.30)	(0.42)
Basic and diluted profit (loss) per ADS attributable to equity holders of the parent (2)(3)	0.24	(1.27)	(1.25)	(0.30)	(0.42)
Basic and diluted profit (loss) per share attributable to equity holders of the parent, from continuing operations	0.28	(1.20)	(1.17)	(0.28)	(0.09)
Dividends per share	0.086	0.03	-	0.03	0.31
Average number of common and investment shares outstanding	253,986,867	253,986,867	254,186,867	254,186,867	254,186,867
Statement of financial position data:
Total assets	4,332,813	4,266,415	4,547,181	4,672,274	4,552,267
Financial obligations	633,083	592,342	353,710	383,305	234,397
Capital stock	750,497	750,497	750,497	750,497	750,497
Total shareholders’ equity	3,063,627	3,047,213	3,389,236	3,762,125	3,824,421

Operating data (unaudited):

Production(4)
Gold (oz.)	405,646	357,570	356,367	438,426	462,856
Silver (oz.)	26,624,431	23,035,110	24,648,761	20,119,162	19,193,075
Proven and probable reserves(5)
Gold (oz.)	1,246,255	1,416,000	1,185,000	1,119,000	1,036,000
Silver (oz.)	164,220,011	160,082,090	134,391,000	139,699,000	136,464,000

(1)	Except per share, per ADS, outstanding shares and operating data.

(2)	Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2016 and 2017, we had 274,889,924 Common Shares outstanding, including 21,174,734 treasury shares as of December 31, 2016 and 2017. As of December 31, 2013, 2014, 2015, 2016 and 2017, we had 744,640 of Investment Shares outstanding, including 271,733 treasury shares as of December 31, 2013, 272,963 treasury shares as of December 31, 2014, 2015 and 2016 and 472,963 treasury shares as of December 31, 2017.

(3)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.

(4)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43 controlling equity interest as of December 31, 2017 (61.32% controlling equity interest as of December 31, 2016) and Minera La Zanja S.R.L., or “La Zanja,” in which we owned a 53.06% controlling equity interest, as of December 31, 2017. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2014 to 2017, El Brocal produced 2.5 million, 3.7 million, 2.6 and 4.1 million ounces of silver, of which our equity share was 1.4 million, 2.0 million, 1.5 million and 2.5 million ounces of silver and La Zanja produced 143,573, 141,071, 139,724 and 127,118 ounces of gold, of which our equity share was 76,180, 74,852, 74,137 and 67,449 ounces of gold, and 422,395, 331,080, 217,292 and 280,908 ounces of silver, of which our equity share was 224,123, 175,671, 115,295 and 149,050 ounces of silver. Amounts for 2016 and 2017 exclude production coming from the operating mines classified as discontinued operations.

(5)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case as of December 31, 2017. SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tantahuatay and La Zanja, Hatch Asociados S.A., an independent consultant, validated the model used to estimate proven and probable ore reserves for Tambomayo, Mining Plus Pty Ltd validated the model used to estimate proven and probable ore reserves for El Brocal and Geomineria S.A.C. audited the process used to estimate proven and probable ore reserves for Orcopampa, Julcani and Mallay.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017, or the Yanacocha Consolidated Financial Statements. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of EY Global) on the Yanacocha Consolidated Financial Statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 appears elsewhere in this Annual Report. The selected financial information for Yanacocha as of December 31, 2013, 2014 and 2015, and for the years ended December 31, 2013 and 2014 has been derived from consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. Yanacocha’s audited consolidated financial statements as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 were audited by Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers Limited. The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Notes 23 and 24 to the Yanacocha Consolidated Financial Statements. The operating data presented below, which are based on 100% of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
	(US$ in thousands)(1)
Statement of comprehensive income:
Operating income:
Revenue from sales(2)	645,176	761,193	1,031,174	1,165,299	1,406,825
Other operating income	21,870	17,713	10,625	30,300	37,207
Total gross income	667,046	778,906	1,041,799	1,195,599	1,444,032

Costs applicable to sales	(746,918)	(776,394)	(758,033)	(920,300)	(991,264)
Other operating costs	(2,062)	(2,951)	(2,524)	(22,422)	(28,672)
Total operating costs	(748,980)	(779,345)	(760,557)	(942,722)	(1,019,936)
Gross profit (loss)	(81,934)	(439)	281,242	252,877	424,096

Operating expenses:
Operating expenses, net	(63,514)	(71,496)	(82,846)	(77,781)	(77,534)
Administrative expenses	(4,760)	(8,780)	(20,028)	(38,262)	(67,064)
Selling Expenses	(3,921)	(3,695)	(3,534)	(4,458)	(3,740)
Impairment loss	-	(889,499)	-	(541,141)	(1,038,548)
Operating profit (loss)	(154,129)	(973,909)	174,834	(408,765)	(762,790)

Other expenses, net:
Finance income	5,831	2,132	673	298	720
Finance costs	(23,766)	(15,107)	(22,734)	(23,504)	(18,745)
Net gain (loss) from currency exchange difference	(3,636)	(13,741)	(251)	1,142	2,065
Total other expenses, net	(14,299)	(26,716)	(22,312)	(22,064)	(15,960)

Income (loss) before income tax	(168,428)	(1,000,625)	152,522	(430,829)	(778,750)
Income tax benefit (expense)	(7,026)	(43,127)	(602,717)	30,491	203,471
Income (loss) for the year	(175,454)	(1,043,752)	(450,195)	(400,338)	(575,279)

Comprehensive income (loss):
Income (loss) for the year	(175,454)	(1,043,752)	(450,195)	(400,338)	(575,279)
Other comprehensive income (loss) to be reclassified as profit or loss in subsequent periods
Changes in the fair value of available-for-sale financial asset, net of tax effect	(3,244)	651	(757)	(65)	(226)

Statement of financial position:
Total assets	2,019,395	2,045,885	2,965,430	3,483,169	3,754,692
Capital stock	398,216	398,216	398,216	398,216	398,216
Total partners’ equity	659,115	885,724	2,228,825	2,679,777	3,080,050

U.S. GAAP
Net income (loss)	(118,127)	(1,191,319)	(252,159)	(31,914)	140,997
Total equity	1,759,039	1,928,321	3,418,989	3,671,148	3,711,461

Operating data (unaudited)
Gold produced (oz.)	534,692	654,934	917,691	969,944	1,017,259
Gold proven and probable reserves (thousands of oz.)	3,830	4,358	5,057	17,436	18,345

(1)	Except operating data

(2)	Royalties netted to sales

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2014 and for the years ended December 31, 2013 and 2014 have been derived from Cerro Verde’s financial statements that are not included in this Annual Report. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of EY Global) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 24 and Note 25 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
	(US$ in thousands)(1)
Statement of comprehensive income:
Sales of goods	3,202,931	2,384,154	1,115,617	1,467,097	1,811,488
Costs of sales of goods	(1,768,238)	(1,553,040)	(862,004)	(797,481)	(795,064)
Gross profit	1,434,693	831,114	253,613	669,616	1,016,424
Operating expenses
Selling expenses	(141,669)	(131,391)	(56,215)	(54,210)	(68,448)
Other operating (expenses), income net	(258,826)	(24,107)	(26,600)	(3,629)	147
	(400,495)	(155,498)	(82,815)	(57,839)	(68,301)
Operating profit	1,034,198	675,616	170,798	611,777	948,123
Other income (expenses)
Financial income	5,350	954	512	2,443	2,178
Financial expenses	(216,912)	(80,438)	(16,010)	(369)	(1,843)
Exchange differences, net	13,288	7,857	(75,770)	2,284	(1,858)
	(198,274)	(71,627)	(91,268)	4,358	(1,523)

Profit before income tax	835,924	603,989	79,530	616,135	946,600
Income tax expense	(486,043)	(263,082)	(46,246)	(238,529)	(333,338)
Profit for the year	349,881	340,907	33,284	377,606	613,262

Basic and diluted earnings per share	1.000	0.974	0.095	1.078	1.752
Dividends per share	0.571337	–	–	–	–

Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012	350,056,012	350,056,012

Statement of financial position data:
Total assets	7,691,007	7,635,623	7,852,692	5,771,984	4,828,201
Total financial obligations	1,268,488	1,996,004	2,425,164	452,849	5,903
Capital Stock	990,659	990,659	990,659	990,659	990,659
Total shareholder’s equity, net	5,189,162	4,839,281	4,498,374	4,465,090	4,087,484

U.S. GAAP
Profit for the year	301,431	345,461	4,097	341,617	599,371
Total shareholder’s equity, net	5,043,570	4,742,139	4,396,678	4,392,581	4,050,964

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	1,062,210	1,107,810	544,482	500,242	557,239
Proven and probable reserves:
Copper Ore (in thousands of tons)	3,577,276	3,673,229	3,855,939	3,953,234	4,047,372

(1)	Except per share and operating data.

Exchange Rates

The following table sets forth the high and low month-end rates and the average and end-of-period offered rates for the sale of Soles in U.S. Dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for Soles.

Exchange Rates

(Soles per US$)(1)

Year	High(2)	Low(2)	Average(3)	Period end(4)
2015	3.413	2.983	3.187	3.408
2016	3.532	3.244	3.376	3.357
2017	3.392	3.232	3.263	3.245

	High(5)	Low(5)	Average(6)	Period end(7)
2017
October	3.273	3.235	3.252	3.25
November	3.252	3.234	3.242	3.235
December	3.292	3.233	3.248	3.245

2018
January	3.230	3.208	3.217	3.217
February	3.270	3.213	3.250	3.261
March	3.273	3.219	3.253	3.229

(1)	Expressed in nominal (not inflation adjusted) Soles.

(2)	Highest and lowest of the twelve month-end exchange rates for each year based on the offered rate.

(3)	Average of month-end exchange rates based on the offered rate.

(4)	End-of-period exchange rates based on the offered rate.

(5)	Highest and lowest of the exchange rates based on the offered rate on the last day of each month.

(6)	Average of the exchange rates based on the offered rate on the last date of each day in the relevant month.

(7)	The exchange rate based on the offered rate on the last day of each relevant month.

Source: Bloomberg

On April 26, 2018, the offered rate for Dollars as published by the SBS was S/3.24 per US$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Factors Relating to the Company

Our financial performance is highly dependent on the performance of our partners under our mining exploration and operating agreements.

Our participation in joint venture mining exploration projects and mining operations with other experienced mining companies is an integral part of our business strategy. Our partners, co-venturers and other shareholders in these projects generally contribute capital to cover the expenses of the joint venture or provide critical technological, management and organizational expertise. The results of these projects can be highly dependent upon the efforts of our joint venture partners and we rely on them to fulfill their obligations under our agreements. For example, our Yanacocha joint venture with Newmont Mining Corporation, a Delaware corporation, or “Newmont Mining,” depends on Newmont Peru Limited, Peruvian Branch, or “Newmont Peru,” to provide management and other expertise to the Yanacocha project. If our counterparts do not carry out their obligations to us or to third parties, or any disputes arise with respect to the parties’ respective rights and obligations, the value of our investment in the applicable project could be adversely affected and we could incur significant expenses in enforcing our rights or pursuing remedies. We cannot assure you that our current or future partners will fulfill their obligations under our agreements. In addition, we may be unable to exert control over strategic decisions made in respect of such properties. See “Item 4. Information on the Company—Yanacocha” and “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration.”

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

We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly-owned subsidiaries no longer hedge the price at which our gold and silver will be sold. In the case of El Brocal, we use derivative instruments to manage its exposure to changes in the base metal prices. In addition, neither Yanacocha nor Cerro Verde engages in hedging activities. As a result, the prices at which we, Yanacocha and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 33 to the Consolidated Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2017, see “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates.”

On December 30, 2017 and March 31, 2018, the morning fixing price for gold on the London Bullion Market was US$1,291 per ounce and US$1,324 per ounce, respectively.  On December 29, 2017 and March 31, 2018, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$17.07 per ounce and US$16.31 per ounce, respectively.  On December 30, 2017 and March 31, 2018, the London Metal Exchange Settlement Price for copper was US$7,207 per ton and US$6,679 per ton, respectively.

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

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our, Yanacocha’s and Cerro Verde’s operations and require us, Yanacocha and Cerro Verde to make significant capital expenditures in the future. Although we believe that we are substantially in compliance, and Yanacocha and Cerro Verde have advised us that they are substantially in compliance, with all applicable environmental regulations, we cannot assure you that future legislative or regulatory developments will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s business or results of operations. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Environmental Matters” and “—Permits” and “Item 4. Information on the Company—Yanacocha—B. Business Overview—Environmental Matters.”

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

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and is frequently unsuccessful. We cannot assure you that our, Yanacocha’s or Cerro Verde’s metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that our or Yanacocha’s exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

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

As we and Yanacocha produce gold, silver, zinc and other metals, we and Yanacocha deplete our respective ore reserves for such metals. To maintain production levels, we and Yanacocha must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our and Yanacocha’s exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we and Yanacocha may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. There can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration,” “—Yanacocha—B. Business Overview—Environmental Matters,” “—Yanacocha—C. Property, Plants and Equipment—Our Properties,” “—Yanacocha—C. Property, Plants and Equipment—Yanacocha’s Properties,” “—Yanacocha—C. Property, Plants and Equipment—Reserves,” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2017.

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

As of December 31, 2017, unions represented approximately 22% of the employees of our mining companies on a consolidated basis. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

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

As of December 31, 2017, we owned a 45.95% partnership interest in Yanacocha and a 19.58% equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

Our and Yanacocha’s relationships with the communities in which we operate are critical to ensuring the future success of our existing operations and the construction and development of our projects. Adverse publicity generated by non-governmental organizations or local communities related to extractive industries generally, or our or Yanacocha’s operations specifically, could have an adverse effect on our reputations or financial condition and may impact our relationships with the communities in which we operate. In addition, following the enactment of Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities in 2011, the Peruvian government must undertake a prior consultation procedure in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Implementing regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. The implementing regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and cap the consultation process at 120 calendar days. Our and Yanacocha’s national reputation for maintaining positive relationships with the communities in which we operate may affect the outcome of any such prior consultation process involving approvals that we or Yanacocha seek for new projects. While we and Yanacocha are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this regard will mitigate this potential risk. We and Yanacocha have implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at our operations. See “Item 4. Information on the Company—Yanacocha—B. Business Overview.”

The Conga project is located within close proximity of existing operations at Yanacocha. Due to local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian central government-initiated EIA, independent review, announced on April 20, 2012, confirmed that Yanacocha’s initial EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced its decision to move the project forward on a “water first” basis on June 22, 2012, which consists of building the originally planned community water reservoirs before resuming any mine development. As a result, during 2013 the project was focused on building water reservoirs, completing the remaining engineering activities, and accepting delivery of the main equipment purchases. In 2013, the Chailhuagon reservoir was completed. There can be no assurance that Yanacocha will be able to continue to develop the Conga project. Should Yanacocha be unable to continue with the current development plan at the Conga project, we or our mining partners in this project may reprioritize and reallocate capital to development alternatives, which may result in a potential accounting impairment. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Environmental Matters.

Deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

Credit rating agencies could downgrade our ratings either due to factors specific to Buenaventura, a prolonged cyclical downturn in the precious metals mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. For instance, on March 22, 2016, Moody’s Investors Service downgraded our unsecured corporate rating from “Ba1” to “Ba2” due to the deterioration of the commodities markets and a downturn in the precious metals mining sector, as well as concerns about our liquidity. Currently, our unsecured rating from Fitch is “BBB-.”

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

The administration under President Ollanta Humala largely supported mining as a driver for the continued growth and future development of Peru. However, Peru held its elections for President in April 2016 in which President Ollanta Humala was ineligible to run due to constitutional term limits. With no candidate receiving a 50% majority of the vote, a run-off election was held in June 2016. Pedro Pablo Kuczynski ultimately defeated opponent Keiko Fujimori by less than half of a percentage point and was sworn in as president on July 28, 2016. However, Pedro Pablo Kuczynski resigned as President on March 21, 2018. His resignation was accepted by the Peruvian Congress on March 23, 2018 and on the same date he was replaced by the first Vice-President Mr. Martin Vizcarra, who previously served as the Peruvian ambassador in Canada. We cannot predict future government positions on mining concessions, land tenure, environmental regulation or taxation or assure you that future governments will maintain a generally favorable business climate and economic policies. Furthermore, the regional governor in Cajamarca, who was re-elected in October 2014, actively opposed the Conga project in 2012 and continues to reject the viability of its development. We cannot predict the future positions of either the central government or regional governments on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of us, Yanacocha or the Conga project, which could have a material adverse effect on our business, results of operations and financial position. Regulatory changes may include increased labor regulations, environmental and other regulatory requirements and additional taxes and royalties, and we may experience future protests, community demands and road blockages. Additionally, any inability to continue to develop the Conga project or operate at Yanacocha could have a material adverse impact on our business, results of operations and financial position if Yanacocha is not able to replace its expected production.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Prior to 1994, Peru periodically experienced high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by Instituto Nacional de Estadística e Informática has fallen from a high of 7,649.7% in 1990 to 1.36% in 2017. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation since 1999, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2017 were US$63.62 billion as compared to US$61.69 billion at December 31, 2016. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Factors Relating to the Common Shares and ADSs

The concentration of our capital stock ownership with certain members of the Benavides Family may limit our stockholders’ ability to influence corporate matters.

As of March 31, 2018, three of our directors (and/or their spouses), Roque Benavides, Raul Benavides and Jose Miguel Morales, were members of the immediate and extended family of the late Alberto Benavides de la Quintana, our founder and former Chairman (collectively, the “Benavides Family”), and held an aggregate of 16.29% of Buenaventura’s outstanding share capital (including outstanding Common Shares and Investment Shares). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate.  While the Benavides Family is not, to our knowledge, acting together as a group to vote their Common Shares, there can be no assurance that the Benavides Family will not, in the future, form a group for the purpose of voting their Common Shares or exerting influence over the management and policies of Buenaventura.  Because of the significant aggregate ownership interest held by individual members of the Benavides Family, the Benavides Family could have the power to elect a significant number of the outstanding directors and exercise significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

In addition, under the terms of the amended and restated deposit agreement dated May 3, 2002 (as further amended and restated as of November 12, 2003, the “Amended and Restated Deposit Agreement”), among us, The Bank of New York Mellon (formerly The Bank of New York), as depositary, or the “Depositary”, and the owners and beneficial owners of ADSs, or the Amended and Restated Deposit Agreement, relating to our ADSs, if holders of ADSs do not provide the Depositary with timely instructions for the voting of Common Shares represented by such ADRs, the Depositary will be deemed to be instructed to give a person designated by us, which could be a member of the Benavides Family, a discretionary proxy to vote such shares, unless we inform the Depositary that we do not wish such proxy to be given.

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

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by us unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Common Shares to be issued in such increase, by holders of Common Shares holding at least 40% of the Common Shares at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, U.S. holders of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any registration statement as well as the associated benefits of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. Therefore, no assurance can be given that we will file any such registration statement. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders’ preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs, and such holders’ equity interest in us will be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

ITEM 4.	Information on the Company

In this Item 4, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we had a 45.95% partnership interest as of December 31, 2017.

BUENAVENTURA

A.	History and Development

Overview

We are Peru’s largest publicly traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani, Mallay and Tambomayo mines and have controlling interests in three other mining companies that operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, a hydroelectric plant, a processing plant and an engineering services consulting company as well as non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates the largest gold mine in South America, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2017, our consolidated net revenues were US$1,274.38 million and our consolidated net profit was US$64.43 million.

Discontinued operations.  In 2014, we publicly announced our decision to sell four of our mining units: Poracota, Recuperada, Antapite and Shila-Paula. As a consequence, these mining units were presented in the Consolidated Financial Statements as mining units held for sale. According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. During 2016, we decided to change the classification of three mining units (Poracota, Recuperada and Shila-Paula) that had been mining units held for sale and began the final closing process for these mines. In December 2016, we sold the Antapite mining unit. In 2016, we started the final closing process for the Breapampa mining unit. As a result, income, costs and expenses related to this mining unit were classified as discontinued operations for the years 2016, 2015 and 2014. During 2017, we sold the Breapampa and Recuperada mining units. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements.

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua, Julcani, Mallay, Tambomayo, El Brocal, La Zanja, Tantahuatay, Yanacocha and Cerro Verde mines for the year ended December 31, 2017:

	Total Production						Buenaventura’s Equity Share of Production
UNIT	Buenaventura’s Equity Ownership	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)
Orcopampa	100%	528,449	190,976	-	-	-	528,449	190,976	-	-	-
Uchucchacua	100%	16,583,698	-	16,708	13,040	-	16,583,698	-	16,708	13,040	-
Julcani	100%	2,249,527	200	1,824	-	192	2,249,527	200	1,824	-	192
Mallay	100%	1,109,382	642	4,061	7,102	-	1,109,382	642	4,061	7,102	-
Tambomayo	100%	1,788,219	64,175	2,070	2,906	-	1,788,219	64,175	2,070	2,906	-
El Brocal	61.43%	4,084,249	22,536	20,313	51,511	45,097	2,504,461	13,819	12,456	31,587	27,654
La Zanja	53.06%	280,908	127,118	-	-	-	149,050	67,449	-	-	-
Tantahuatay	40.10%	800,942	151,454	-	-	-	321,138	60,726	-	-	-
Yanacocha	45.95%	1,039,071	534,692	-	-	-	477,453	245,691	-	-	-
Cerro Verde	19.58%	3,811,292	-	-	-	481,810	746,251	-	-	-	94,338
Total Production	100%	32,275,736	1,091,793	44,976	74,560	527,100	26,457,628	643,678	37,120	54,635	122,184

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

Maintaining an Active Exploration Program

During 2017, we spent US$18.3 million on “exploration in non-operating areas” and US$94.9 million on “exploration in operating units.” Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Yumpag, Marcapunta, Tambomayo and Emperatriz. Our “exploration in operating units” investments were mainly focused in the Orcopampa, Uchucchacua, and Julcani units.

In 2018, we intend to invest approximately US$85.0 to US$95.0 million in exploration in operating units (mainly in Tambomayo, Orcopampa and Uchucchacua) and US$25.0 to US$35.0 million mainly in explorations in non-operating areas at the Trapiche and San Gabriel projects, among others.

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

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Tambomayo	77,093	230,223	131,119
Colquijirca and Marcapunta	37,571	51,289	61,060
Uchucchacua	20,245	28,899	18,127
La Zanja	27,741	14,995	17,326
Orcopampa	8,198	3,451	12,674
San Gabriel	22,657	23,476	12,221
Julcani	1,323	759	1,951
Mallay	2,259	2,729	1,796
Molle Verde	4,049	1,861	1,656
Huanza	1,156	457	675
Río Seco	2,140	3,719	459
Conenhua	5,003	3,779	177
Others	1,851	1,197	266
Total	211,286	366,834	259,507

	Year Ended December 31,
	2015	2016	2017
	(US$ in thousands)
Fixed assets	49,398	55,423	6,280
Work in progress	81,333	210,915	165,610
Development costs	80,555	100,496	87,617
Total	211,286	366,834	259,507

We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$180.0 to US$220.0 million for capital expenditures for 2018. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.	Business Overview

We mainly produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Tambomayo, Uchucchacua, Julcani, Mallay, La Zanja and Colquijirca-Marcapunta mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde, Yanacocha and Tantahuatay are not included in these production figures.

	Year Ended December 31,(1)(2)
	2015	2016	2017
Gold (oz.)	356,367	357,570	405,646
Silver (oz.)	24,648,761	23,035,110	26,624,431
Zinc (t)	68,184	75,075	74,560
Lead (t)	37,072	33,850	44,976
Copper (t)	32,400	49,460	45,289

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.

(2)	Amounts for 2015, 2016 and 2017 exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view exploration as our primary means of generating value for our shareholders and we maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2017, we spent US$18.3 million on “exploration in non-operating areas” mainly focused in the Tambomayo, Yumpag, Marcapunta and Emperatriz exploration projects, and US$94.9 million on “exploration in operating units” mainly focused in the Orcopampa, Uchucchacua and Julcani mining units. During 2018, we expect to invest approximately US$85.0 to US$95.0 million in these exploration activities.

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

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2016 and 2017.

Exploration Projects (1)(2)	Buenaventura’s Effective Participation	Property Hectares	Observed Mineralization	Total Exploration Expenditures During
at March 31, 2018				2016	2017
				(US$ in millions)
Yumpag	100.00%	5,518	Silver	-	2.67
Asuncion	100.00%	1,000	Silver, Gold	-	0.48
Gaby	100.00%	800	Silver, Gold	-	0.88
Mayra	100.00%	5,000	Silver, Gold	-	0.15
Trapiche	100.00%	36,798	Copper, Molybdenum	0.62	0.54
San Gabriel	100.00%	58,900	Gold, Silver and Copper	7.40	0.59
San Gregorio	61.43%	4,382	Zinc	0.03	-
Daniela	100.00%	18,500	Copper and Gold	0.51	0.96
Ccelloccasa	100.00%	12,157	Gold and Silver	0.24	0.18
Other minor				17.79	11.85
Total exploration in non-operating areas				26.59	18.30

(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.

(2)	Only includes explorations conducted by Buenaventura.

The following table lists the mines in which we directed our principal explorations efforts, mineralization of each mine and the exploration expenditures for 2016 and 2017.

Operating Units	Observed Mineralization	Total Exploration Expenditures During 2016		Total Exploration Expenditures During 2017
		Total	Buenaventura	Total	Buenaventura
		(US$ in millions)		(US$ in millions)
Buenaventura’s Units:
Orcopampa	Silver and Gold	31.41	31.41	38.82	38.82
Uchucchacua	Silver, Lead and Zinc	45.11	45.11	27.07	27.07
Julcani	Silver	11.07	11.07	13.01	13.01
Mallay	Zinc, Lead and Silver	7.96	7.96	5.62	5.62
Tambomayo	Gold	-	-	9.54	9.54
La Zanja	Gold	0.60	0.60	0.87	0.87
Total		96.15	96.15	94.93	94.93

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2017.

Exploration Projects in Non-Operating Areas

Yumpag. We are currently focusing our exploration efforts on the Yumpag Project, which is located four kilometers northeast of the Uchucchacua mine. This project is an epithermal silver-manganese deposit hosted by cretaceous limestone rocks belonging to the Jumasha formation. Mineralization is structurally influenced by the Cachipampa fault, which also influences significant areas of silver mineralization at the Uchucchacua mine. We estimate NRM to be 1.26 million tons with an average grade of 24.9 ounces per ton of silver and 21.3% manganese in the Camila ore bodies. In 2018, we plan to invest US$15.3 million to continue exploration of the Yumpag project.

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly-owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper and gold deposits. In 2017, we focused our efforts on reaching an agreement with the local community in order to improve the economic benefits to the community, which we anticipate will allow us to restart field activities and complete a prefeasibility study for a leach only alternative. The resources of leachable material is 290 million tons with an average grade of 0.51 percent copper.

San Gabriel. The San Gabriel project is wholly-owned by Buenaventura and encompasses 57,282 hectares of mining concessions. The project is located in Moquegua region in southern Peru. This deposit is an intermediate sulfidation deposit hosted by diatreme breccia body at the sediment-intrusive contact. In 2018, we plan to invest US$10 million to conduct additional trade-off studies before moving the project to the prefeasibility stage.

Daniela. The Daniela project is located in the Arequipa region within the highly prospective coastal Iron Oxide Copper Gold deposit/Porphyry belt of southern Peru, consisting of 18,400 hectares of mining concessions, of which we own 11,700 hectares and lease 6,700 hectares from Union Mines S.A.C. In 2017, we conducted 2,093 meters of diamond drilling, which returned negative results. We do not plan to conduct any further exploration activities in 2018.

Ccelloccasa. The Ccelloccasa project is an epithermal vein deposit located in the Ayacucho region and consists of 8,717 hectares of mining concessions wholly-owned by Buenaventura. In 2017, we conducted a geophysical survey and started the process to obtain the necessary environmental and social permits in order to conduct a drilling campaign by the end of 2018.

San Gregorio. San Gregorio is located in the Cerro Pasco region. During 2017, we continued our efforts to achieve an understanding with the local community with the aim of re-activating the drilling campaign in 2018.

Tambomayo: Asunción, Mayra and Gaby. During 2017, we conducted 2,279 meters of diamond drilling on the Asuncion project with negative results. We intend to explore the eastern end of the vein upon receipt of permission from the owner of the surface rights. We also obtained the environmental permits needed to execute a diamond drill campaign of 5,500 meters at the Gaby and Mayra projects during the second quarter of 2018. In 2018, we plan to invest US$3.0 million in these explorations.

Exploration in Operating Areas

Uchucchacua. During 2017, the exploration activities were focused on the Socorro mine, earning the largest volume of mineral reserves. The Huantajalla, Carmen and Casualidad mines were explored with relative success, finding narrow structures with high silver contents.

Orcopampa. In 2017, geological exploration activities were focused on three areas: the Pucará Sur vein area, where high-grade gold reserves were found; the Nazareno, Prosperidad and Andrea vein areas, which are important for providing mineral reserves with high gold and silver grades; and the Prometida area, where the new Alondra vein was explored, which has important gold and silver grades and widths of up to 2.0 meters.

Tambomayo. During 2017, exploration focused on defining the east and west extensions of the Mirtha and Esperanza veins and the Paola vein system at level 4340. These explorations have contributed ore resources with important silver and gold grades. In 2018, we plan to carry out a campaign of diamond drills focused on deepening known veins to levels below 4340.

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

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2018 are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2016	1,248.32	1,244.02	17.10	17.65
2017	1,257.13	1,267.56	15.56	16.54
2018 (through March 31, 2018)	1,329.28	1,344.15	16.77	16.20

(1)	Our average annual price includes only the consolidated average annual price from our mines.

(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2018 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2016	2017
	(US$ in thousands)
Gold	440,603	511,434
Silver	385,989	409,745
Lead	58,690	94,955
Zinc	142,425	188,023
Copper	224,649	268,527

(1)	Does not include refinery charges and penalties incurred in 2017 of US$253.9 million and in 2016 of US$244.4 million.

Approximately 60.48% and 55.07% of our concentrate and gold bullion sales in 2016 and 2017 (without considering adjustments to prior periods, embedded derivatives from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate and gold bullion from our mines and gold bullion that was sold to our various customers from 2016 to 2017.

	Percent of Concentrates and Gold Bullion Sales
	2016	2017
Export Sales:
Asahi Refining Canada Ltd and Asahi Refining USA Inc.	38.53	38.04
Lois Dreyfus Commodities Metal Suisse SA	3.43	2.70
Mercuria Energy Trading SA	3.40	2.37
Metalor Technologies	2.76	1.66
N.V. Umicore SA	2.38	1.41
MRI Trading AG	1.46	1.66
Others	8.52	3.86
Total Export Sales	60.48%	51.70%

Domestic Sales:
Andina Trade S.A.C.	0.67	0.98
Glencore Peru S.A.C.	20.74	20.26
Trafigura Peru	7.58	11.95
Sudamericana Trading SRL	2.14	2.44
Lois Dreyfus Commodities Peru S.R.L	3.23	7.66
Others	5.16	5.01
Total Domestic Sales	39.52%	48.30%
Total Sales	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2018 to 2020:

	Wet tons	Wet tons	Wet tons
Concentrate	2018	2019	2020
Uchucchacua’s Silver-Lead	102,000	48,000	39,000
Uchucchacua’s Zinc	58,000	38,000	38,000
Julcani’s Silver-Lead (1)	4,600	1,600	-
Mallay’s Silver-Lead (2)	4,500	-	-
Mallay’s Zinc (2)	5,000	-	-
Tambomayo’s Silver-Lead	8,200	8,000	4,000
Tambomayo’s Zinc	17,000	19,000	15,000
El Brocal’s Copper	276,000	329,000	233,000
El Brocal’s Lead-Silver (1)	48,000	21,000	-
El Brocal’s Zinc	104,000	89,000	28,000

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

(1)	Represents committed sales volumes from 2018 to 2019.
(2)	Represents committed sales volumes for 2018.

We also sell refined gold, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2017, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

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

From January to December 2018, El Brocal had outstanding hedging commitments amounting to 36,000 metric tons of copper at an average fixed price of US$6,479 per ton.

Regulatory Framework

Mining and Processing Concessions

In Peru, as in many other countries, surface land is owned by private landowners, while the government retains ownership of all mineral resources. Our right to explore, exploit, extract, process and/or produce silver, gold and other metals is granted by the Peruvian government in the form of mining and processing concessions. The rights and obligations of holders of mining and/or concessions, provisional permits and processing concessions and other similar matters are currently set forth in the General Mining Law (Single Unified Text approved by Supreme Decree 014-92-EM), which is administered by MEM.

Pursuant to the General Mining Law, filers of mining claims cannot begin any mining activity prior to obtaining a mining concession. Applications for mining concessions must be filed with the regional mining directors of each regional government where the mining concession is located and with Instituto Geológico Minero y Metalúrgico the Geological, Mining and Metallurgical Institute of Peru (INGEMMET).

Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare. Failure to achieve annual production targets will result in a fine. Failure to pay concession fees or fines for two consecutive years in any mining concession could result in the loss of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty years beginning on January 1, 2019 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

Our and Yanacocha’s processing concessions enjoy the same duration and tenure as our mining concessions, subject to payment of a fee based on nominal capacity of the applicable processing plant. Failure to pay processing fees for two consecutive years could result in the loss of the processing concessions.

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

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require us to obtain easements or other rights from private landowners that own the surface land above the mineral resources that we intend to explore or mine. Supreme Decree 020-2008-EM requires us to obtain such easements or other rights before commencing exploration activities. We have been actively seeking to acquire land surface rights, easements for land containing prospective geological exploration target sites, deposits that can be exploited in the future and areas suitable for plants or facility sites. Regarding processing concessions, Article 35 of Supreme Decree Nº 018-92-EM, as amended, requires holders of such concessions to own the land underlying the concession or to have the authorization of the owner of the land. We have been actively seeking to acquire land surface deposits that can be exploited in the future and areas suitable as plant or facility sites.

The possibility of developing mining activities in an urban area or urban expansion area is directly linked to the compatibility of such areas and the mining activity. The Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations set forth procedures for the granting of mining rights in urban and urban expansion areas. To grant a mining concession in an urban area and an urban expansion area, MEM is required to receive the approval of the council of the applicable provincial municipality. The council has sixty days to issue its decision. Mining concessions in urban expansion areas are granted for 10-year terms, which may be renewed by MEM subject to the approval of municipal authorities, but cannot exceed 100 hectares.

Law No. 28964, which became effective on January 25, 2007, created the Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”) as the government agency in charge of regulating and auditing the electricity, hydrocarbon and mining activities of companies. Law No. 28964 provides that the overview and audit of activities related to the environment, mining safety and health regulations may be performed by companies duly certified and approved by OSINERGMIN. However, pursuant to Supreme Decree 001-2010-MINAM, OSINERGMIN transferred its environmental supervisory functions to the Environmental Evaluation and Oversight Agency (“OEFA”) in 2010. Beginning July 22, 2010, OEFA assumed the authority to carry out unexpected audits and levy fines on companies if they fail to comply with enforceable environmental regulations and approved environmental assessments. According to Supreme Decree No. 128-2013-PCM, mining companies are required to make monetary contributions to OSINERGMIN and, according to Supreme Decree No. 130-2013-PCM, monetary contributions are also required to be made to OEFA.

With respect to employee safety and employer liability, Law No. 28964 has been replaced by Law No. 29783. Such employee safety and employer liability and related matters are now audited by the Ministerio de Trabajo y Promoción del Empleo (“MINTRA”). Law No. 29783, as amended by Law No. 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any other type of liability arising from accidents or diseases suffered by the employee while working and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. By Supreme Decree N° 009-2012—TR, MINTRA transferred its security supervisory, audit and sanctioning functions to the National Labor Audit Entity. Such law amended the relevant provision of the criminal code, which currently establishes that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

Environmental Matters

In 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the Ministry of Environment (“MINAM”) issued national environmental regulations, which have gradually replaced prior guidelines governing governmental agencies environmental competencies. OEFA, as the environmental enforcement agency, has the authority to inspect mining operations and fine companies that fail to comply with prescribed environmental regulations and their approved environmental assessments.

Each mining company that began operations before May 1993 was required to file a Preliminary Environmental Assessment (“EVAP”) for each of its mining units to disclose any negative environmental impacts of its operations and, thereafter, to submit a follow-up Programa de Adecuación y Manejo Ambiental (“PAMA”) aimed at implementing measures to solve problems identified in the EVAP. Companies must correct the negative environmental impacts relating to their mining activities within five years, while smelters must take corrective measures within ten years. These companies must allocate funds in an amount corresponding to no less than 1% of their annual sales to redress the problems identified in their EVAPs and contemplated in their PAMAs.

In addition, MEM has issued regulations that establish maximum permissible levels (“LMP”) of (i) emissions of liquid effluents and (ii) elements and compounds present in gaseous emissions resulting from the mining activities. Generally, mining rights holders and processing plants that were in operation before May 1993 were required to comply with LMP within 10 years. In the meantime, mining operators are required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMP. In 2008 and 2010, MINAM enacted new water quality standards and new LMP for liquid effluents.  In 2009, all Peruvian mining companies were required to submit updated environmental management plans to MEM that complied with water quality standards and new LMP for liquid effluents. At the end of 2015, Supreme Decree No. 015-2015 - MINAM (the “2015 Decree”) was enacted, which modified the water quality standards and established supplementary provisions related to compliance.

In May 2008, MINAM was established by Legislative Decree N° 1013. MINAM’s main functions include formulating and implementing policies and regulations relating to environmental matters and controlling pollution, including regulating air and water quality standards, through supervision and education.

In 2008 and 2010, MINAM enacted new water quality standards and new LMP for liquid effluents. In 2009, all Peruvian mining companies were required to submit updated environmental management plans to MEM that complied with water quality standards and new LMP for liquid effluents.

Under the 2015 Decree, mining companies must incorporate new water quality standards into affected environmental management plans by (1) where MEM has already approved such plan, submitting an updated plan or (2) where MEM is currently evaluating a plan, submitting a modified plan.  The Company plans to submit updated and modified plans to MEM as required by the 2015 Decree.

Regarding soil quality, on March 26, 2013, Supreme Decree No. 002-2013-MINAM became effective. It approved the Environmental Quality Standards (Estándares de Calidad Ambiental) (“ECA”) for soils, or “Standards,” which are applicable to any project or activity that may generate an environmental impact. Subsequently, on March 25, 2014, supplementary provisions for the application of the Standards were approved through Supreme Decree No. 002-2014-MINAM. Projects operating at the time those regulations came into force were required to submit the first phase of soil characterization within twelve months of the passage of the decree. Buenaventura and its associated companies submitted this information within the required time.

In 2017, new ECA for soils were approved by Supreme Decree No. 011-2017-2017, replacing the ECA approved by Supreme Decree No. 002-2013-MINAM. The new ECA are applicable to new environmental assessments that are required to carry out future mining activity in accordance with the mining regulations. With respect to the environmental assessments that were approved prior to the approval of the new ECA, Supreme Decree No. 002-2013-MINAM will remain applicable and the new ECA will only be enforced when the approved environmental assessments need to be modified or updated. In 2017 Supreme Decree No. 012-2017-MINAM replaced Supreme Decree No. 002-2014-MINAM, approving new supplementary provisions for application of the new ECA. Buenaventura and its associated companies have taken into consideration all new environmental regulations when executing its mining activities.

Since May 1993, new mining and processing activities have been required to file and obtain approval for a Semi-detailed Environmental Assessment (Estudio de Impacto Ambiental) (“EIAsd”) before being authorized to commence operations. New mining and plant processing activities are required to comply with the LMP from the initiation of their operations. In 2009, MEM approved the EIAsd for the La Zanja, Mallay, Tantahuatay and Esperanza projects and in 2010, MEM approved the EIAsd for the Angélica Rublo Chico project. In 2011, MEM approved the EIAsd for the Orcopampa and Breampampa projects. MEM approved the modified EIAsd for the Mallay mine and the second modified EIAsd for the Shila cyanidation circuit in 2012. In 2014, MEM approved the modified EIAsd of Uchucchacua and in 2015, the EIAsd of Tambomayo was approved.

In 2012, Peru enacted Supreme Decree No. 020-2012-EM, which added Chapter XVII to the Mining Proceedings Regulations approved by Supreme Decree No. 018-92-EM. The new provisions require the approval of the General Mining Directorate of MEM or of the relevant regional government before proceeding to start and re-start exploration, development, preparation and exploitation. The authorizations to start and re-start mining activities may need to be pre-approved by MEM if the mining activities affect indigenous or native people.

In addition, in December 2017, a new regulation for Solid Waste Management was approved by Supreme Decree No. 014-2017-MINAM which brought into force the new Law for Integral Management of Solid Waste, approved by Legislative Decree No. 1278 in December 2016. This resulted in new regulations for all extractive production and services in Peru, including mining, which prioritize the material and energy recovery of solid waste through different methods, including recycling, reuse and co-generation.

Regulations governing mining explorations. In May 2008, the Peruvian government enacted Supreme Decree 020-2008-EM, which governs mining exploration activities and related matters. At the end of 2017, this Supreme Decree was modified by a new regulation for exploration activities. Under Supreme Decree 042-2017-EM, exploration activities fall into two categories: Category I and Category II. Category I exploration activities are those involving no more than 40 drilling platforms or affecting a surrounding area measuring less than 10 hectares in size, while Category II exploration activities are those involving between 40 and 700 drilling platforms and affecting an area measuring greater than 10 hectares. For Category I exploration activities, an Environmental Impact Statement (Declaración de Impacto Ambiental) (“DIA”) is required. For Category II exploration activities, an EIAsd that incorporates technical, environmental and social matters is required. In addition, the new regulation requires an Environmental Technical Report (Ficha Técnica Ambiental) (“FTA”), which is a complementary environmental assessment for exploration activities that do not have significant negative impacts. Exploration activities must start within twelve months following the date that the DIA or EIAsd is approved. The DIA, the EIAsd and the FTA, as applicable, must be approved before exploration activities begin. Any commitments assumed by mining companies in a DIA, EIAsd or FTA are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that the holder of mining concessions will perform specified closure and post closure activities during exploration programs. In addition, fines can be imposed if exploration programs begin before the DIA, the EIAsd and the FTA are approved, and the approval of environmental assessments for exploration activities performed within protected natural areas requires the approval of the competent authority. Exploration in Prehispanic Archeological Sites (referred to in Supreme Decree N° 004-2000-ED) is forbidden unless expressly authorized by the Ministry of Culture.

In May 2008, MEM also enacted Supreme Decree N° 028-2008-EM, which regulates the citizen participation process within the framework of environmental permit approval. The DIA and EIAsd provide local communities with an opportunity to engage actively in this process.

The following DIAs and EIAsd were approved in 2017:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Yumpag/Carama	Modification	111-2017-MEM-DGAAM	04.11.17
Gaby	ITS	026-2017-MEM/DGAAM	09.13.17
	DIA	316-2017-MEM/DGAAM
Mayra	EIAsd		11.10.17

La Zania SRL
Mine/Project	Type of Study	Approving Resolution	Date of Approval
La Zanja	2nd ITS of 9th MEIAsd	348-2017-MEM-/DGAAM	06.26.17

Coimolache
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Tantahuatay	1st ITS of EIAsd	008-2017-MEM/DGAAM	01.10.17

In 2017, a new regulation for mining exploration activities was enacted, modifying various provisions and introducing new provisions. This regulation was approved by Supreme Decree No. 042-2017-EM, however, it is not yet effective because the Technical Form and Terms of Reference have not been approved. When the regulation enters into force, Category I exploration activities will be required to have no more than 40 drilling platforms, and Category II exploration activities will be required to have between 40 and 700 drilling platforms.

Investment Promotion Regulations. Supreme Decree 054-2013-PCM was passed to promote investment projects. It allows companies to submit a supporting technical report, ITS (Informe Técnico Sustentatorio), to modify ancillary components, capacity expansions, or introduce technological improvements in exploration and exploitation activities. SENACE (EIAd) and MEM (DIA and EIAsd) will then issue a compliance waiver within no more than 15 working days from the date of submission.

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

Our Closure Plans were approved by MEM for all of our mines and advanced explorations.

The following mine closure plan modifications were approved in 2017:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Julcani	6th Modification of the Mine Closure Plan	325-2017-MEM-DGAAM	11.15.17
Mallay	5th Modification of the Mine Closure Plan	356-2017-MEM-DGAAM	12.19.17
Uchucchacua	2nd Update of the Mine Closure Plan	142-2017-MEM-DGAAM	05.11.17
Orcopampa	2nd Update of the Mine Closure Plan	338-2017-MEM/DGAAM	11.28.17

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for mining concessions holders. Under this provision, mining concessions holders that performed mining activities, including mining exploration, production and processing activities or related activities, without having an environmental certification are required to prepare and perform an environmental remediation plan to address the environmental impact in the areas in which such activities have been conducted. Environmental remediation plans can only be filed once mining activities have ceased and contain a detailed description of all mining facilities and activities performed without the correspondent environmental certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, and a bond in favor of MEM for the cost of the execution of the measures contained in the environmental remediation plan. Once the environmental remediation plan is completed, mining concessions holders are required to inform the auditing entity so it can verify that the actions were carried out as approved. The auditing entity is required to send the respective report to the relevant authority so that the bond may be returned.

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

We have presented Closure Plans to MEM for all our mining concessions with environmental mining liabilities. To date, the Hualchocopa, Lircay, Bella Unión-Paucaray and Chaquelle mining units have all been closed and post-closure activities at each of these units are currently underway.

On November 12, 2014, a new regulation for the Environmental Protection and Management by-law was enacted (Supreme Decree 040-4014-EM), which covers mining production, processing, common labor, transport and storage, which sets forth a new set of requirements for these activities. Going forward, social and technical teams from MEM will conduct the gathering of baseline information. Early involvement of the statutory authority throughout the environmental assessments process is expected to bring about shorter approval times.

On December 28, 2015, the Servicio Nacional de Certificación Ambiental (“SENACE”), which operates under the auspices of MINAM, took responsibility for the assessment and approval of detailed EIA submitted by private, public, or mixed-capital organizations. This development is consistent with the expansion of MINAM’s technical and regulatory capacities.

We anticipate additional laws and regulations relating to environmental matters will be enacted over time. The development of more stringent environmental regulations in Peru could impose additional constraints and additional costs on our operations that would require us to make significant additional capital expenditures in the future. Although we believe that we are substantially in compliance with all applicable environmental regulations of which we are now aware, there is no assurance that future legislation or regulatory developments will not have an adverse effect on our business or results of operations.

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

In addition to mining royalties, pursuant to Law No. 29789, effective from October 1, 2011, mining operations in Peru are subject to an extraordinary mining tax. Mining companies that do not have taxation stability agreements with the Peruvian government, such as Buenaventura, will pay the “Special Mining Tax” (Impuesto Especial a la Minería). The Special Mining Tax is calculated each quarter as a percentage of operating profit. Marginal rates ranging from 2% to 8.4% that increase progressively for companies with higher operating margins will apply. Mining companies that have stability agreements with the Peruvian government will pay the “Special Mining Duty” (Gravamen Especial a la Minería) created by Law No. 29790. The Special Mining Duty is calculated as a percentage of operating profit, with marginal rates ranging from 4% to 13.12% that increase progressively for companies with higher operating margins.

Safety

During 2017, we experienced 89 reportable injuries, which comprised 84 lost-time injuries and five fatal injuries, as compared to 67 total reportable injuries during 2016, which comprised 64 lost-time injuries and three fatal injuries. Under Peruvian legislation, reportable injuries include: accidental injuries resulting in lost-time, fatal accidents, accidents that require medical treatment or result in a loss of consciousness, an inability to perform all job duties on any workday after the injury or the temporary assignment or transfer to another job.  Injuries involving first-aid only are not reportable as they are considered minor accidents.

C.	Organizational Structure

As of March 31, 2018, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

Compañía de Minas Buenaventura S.A.A . Compañía Minera Coimolache S.A. Contacto Corredores de Seguros S.A. Compañía Minera Colquirrumi S.A. Buenaventura Ingenieros S.A. Apu Coropuna S.R.L. Minera Julcani S.A. de C.V. Procesadora Industrial Rio Seco S.A. Compañía Minera Condesa S.A. El Molle Verde S.A.C. Soc. Minera Cerro Verde S.A.A. Ferrovías Central Andino S.A. Minera La Zanja S.R.L. S.M.R.L. Chaupiloma Dos de Cajamarca Compañía Minera Nueva Italia S.A. Minera Yanacocha S.R.L. Inversiones Colquijirca S.A. Sociedad Minera El Brocal S.A.A. Consorcio Energético de Huancavelica S.A. Empresa de Generación Huanza S.A. Cia de Minas Cerro Hablador S.A.C. 40.10% 100.00% 100.00% 99.98% 70.00% 100.00% 100.00% 100.00% 100.00% 19.58% 10.00% 53.06% 100.00% 100.00% 100.00% 2 0.00% 40.00% 40.78% 52.30% 45.95% 4.45% 58.25% 3.18% 95.55%

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

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Compañía Minera Condesa S.A., or “Condesa,” our wholly-owned subsidiary, is a mining and facilities holding company with both direct and indirect ownership participation in Yanacocha. As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine. In addition, Condesa holds an equity interest in S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) and, as a result, receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma in an amount equal to its ownership interest. Condesa also holds a 7.70% interest in Buenaventura.

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

To secure a reliable energy supply from a clean and renewable source for our direct operations and projects at competitive prices, Conenhua, through its subsidiary Empresa de Generación Huanza S.A., or “Huanza,” was commissioned to construct a 90.6 megawatt capacity hydroelectric power plant in the valley of Santa Eulalia. This hydroelectrical plant began operating at full capacity in June 2014.

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

Inversiones Colquijirca S.A. / Sociedad Minera El Brocal S.A.A.

El Brocal owns the Colquijirca and Marcapunta Norte mines and the San Gregorio exploration project. El Brocal was formed in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals, mainly copper, zinc, lead and silver. Currently, we own 61.43% of El Brocal through both direct and indirect ownership interests.

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

Procesadora Industrial Rio Seco S.A.

Procesadora Industrial Rio Seco S.A. is our wholly-owned subsidiary that owns and operates a monohydrate manganese sulphate crystallization plant situated in Huaral, Lima.   This processing plant allows mining from areas with high silver and manganese content within the Uchucchacua mine, improving silver recovery. The Rio Seco Plant produces high purity manganese sulphate that is used in agriculture and the mining industry.

El Molle Verde S.A.C.

El Molle Verde S.A.C. is our wholly-owned subsidiary that develops the Trapiche project, located in the Apurimac region. See “—B. Business Overview—Exploration Projects in Non-Operating Areas” above for further information about this project.

YANACOCHA

A.	History and Development of the Company

Yanacocha was incorporated in Peru on January 14, 1992 and commenced operations in 1993. Yanacocha is currently engaged in the production, exploration and development of gold under the mining concessions it owns or that are owned by Chaupiloma. Future projects include the production, exploration and development of copper.

Yanacocha is located approximately 375 miles (604 kilometers) north of Lima and 30 miles (48 kilometers) north of the city of Cajamarca and is primarily accessible by paved roads. The Yanacocha property began production in 1993 and consists of the following open pit mines: the La Quinua Complex, the Yanacocha Complex, the Carachugo Complex and Maqui Maqui. In addition, Yanacocha has four leach pads (La Quinua, Yanacocha, Carachugo and Maqui Maqui), three gold processing plants (Pampa Larga, Yanacocha Norte and La Quinua), one limestone processing facility (China Linda) and one mill (Yanacocha Gold Mill).

In 2017, Yanacocha produced 534,692 ounces of gold, compared to 654,934 ounces of gold produced in 2016. Gold production decreased 18% primarily due to lower mill grade, recovery and throughput as well as lower leach tons placed, partially due to the Yanacocha mine nearing the end of its current mining operations.

Yanacocha is 54.05% owned by Newmont Peru. The remaining 45.95% interest in Yanacocha is indirectly held by Buenaventura. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed following approval by the two major shareholders of Yanacocha.

On December 22, 2017 Yanacocha repurchased 63,922,565 of its shares owned by International Finance Corporation (“IFC”) for US$47.9 million, which represented 5% of the capital stock of Yanacocha.

B.	Business Overview

Description of Yanacocha’s Operations

Yanacocha is located near Cajamarca, Peru, and currently operates the following open pit mines: Chaquicocha, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado and El Tapado Oeste), Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte) and Carachugo Alto. Mining activities in Maqui Maqui, Marleny and Cerro Negro Este ceased in 2016. Yanacocha has four leach pads, three processing facilities, one limestone processing facility (China Linda) and one mill.

Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities. The Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant, followed by Merrill-Crowe zinc precipitation and smelting where a final dore product is poured. The dore is then shipped offsite for refining and is sold on the international gold market. The Yanacocha Gold Mill commenced operations in March 2008 and it processes between 5.5 and 6.0 million tons per year.

Yanacocha and Chaupiloma each have mining concessions granted by INGEMMET, which grant an exclusive and irrevocable right to carry out exploration and exploitation activities within a specified area. In order to maintain such mining concessions, Yanacocha must (i) obtain the appropriate permits and rights over the surface lands, (ii) pay annual license fees and (iii) comply with a minimum annual production obligation. For mining concessions granted prior to 2008, concessions will expire if the production obligations are not met by the end of 2028. Mining concessions granted in 2008 or later will expire if minimum production is not attained within twenty years from the date of such granting.

In Peru, a revised royalty and special mining tax was introduced in October 2011. This tax is dependent on whether a stabilization agreement is in effect and is based on a sliding scale of 1% to 12%. A stabilization agreement is currently in effect through December 2018 for operations in the La Quinua Complex.

Quecher Main Project

This project will add oxide production at Yanacocha, leveraging existing infrastructure and enabling potential future growth at Yanacocha. First production is expected in early 2019 with commercial production expected in the fourth quarter of 2019. Quecher Main extends the life of the Yanacocha operation to 2027 with an average annual gold production of approximately 200,000 ounces per year (on a consolidated basis) between 2020 and 2025. Development capital costs (excluding capitalized interest) since obtaining approval were US$12 million, all of which were incurred during the fourth quarter of 2017.

Conga Project

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and/or development of new reserves as the project’s development and reserve balances reported in 2014 were reclassified to mineralized material in 2015.

Environmental Matters

In early 2015, MINAM, the Peruvian government agency responsible for certain environmental regulations, issued proposed water quality criteria for designated beneficial uses which apply to mining companies, including Yanacocha. These criteria would modify the in-stream water quality criteria pursuant to which Yanacocha has been designing water treatment processes and infrastructure. In December 2015, MINAM issued the final regulation that modified the water quality standards. In response, Yanacocha submitted to the Ministry of Energy and Mines (“MINEM”) its proposed modification to the previously approved EIA in February 2017, which is still under review. After approval, MINEM may allow up to three years to develop and implement the modifications to the water management system. In the event Yanacocha is unsuccessful in implementing the modifications in compliance with the new regulations and deadlines, it could result in fines and penalties relating to potential intermittent non-compliant exceedances. In addition, if accepted, the treatment modifications will result in increased costs. These impacts may adversely affect the future cost and financial performance of our operations in Peru.

OEFA conducts periodic reviews of the Yanacocha site. In 2011, 2012, 2013, 2015, 2016 and 2017, OEFA issued notices of alleged violations of OEFA standards to Yanacocha and Conga relating to past inspections. OEFA has resolved some alleged violations with minimal or no findings. In 2015 and 2016, the water authority of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2017 with no findings. Past experiences with OEFA and the water authority have shown that, in the case of a violation, remedial action is often the outcome, rather than a significant fine. The alleged OEFA violations currently range from zero to 11,310 units and the water authority alleged violations range from zero to 10,054 units, with each unit having a potential fine equivalent to approximately $.001224 based on current exchange rates ($0 to $26). Yanacocha and Conga are responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations.

In December 2016, Yanacocha completed a comprehensive study of its long-term mining and closure plans as part of the requirement to submit an updated closure plan to Peruvian regulators every five years. There were minimal changes to the updated closure plan in 2017 prior to submitting to Peruvian regulators in September 2017. The regulators completed their review and approved the updated closure plan in November 2017.

In addition, Yanacocha is involved in several matters concerning environmental obligations associated with former mining activities. Generally, these matters concern developing and implementing remediation plans at the various sites involved. Yanacocha believes that the related environmental obligations associated with these sites are similar in nature with respect to the development of remediation plans, their risk profile and the compliance required to meet general environmental standards.

Conga Project Constitutional Claim. On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against MINEM and Yanacocha requesting the Court order the suspension of the Conga project and declare the October 27, 2010 directorial resolution approving the Conga project EIA not applicable. On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds, finding that, (i) plaintiffs had not exhausted previous administrative proceedings, (ii) the directorial resolution approving the Conga project EIA is valid, and was not challenged when issued in the administrative proceedings, (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment and (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proof presented by the plaintiff. Yanacocha has answered the claim. Neither the Company nor Yanacocha can reasonably predict the outcome of this litigation.

Yanacocha Tax Dispute. In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not to purchase the concessions. The tax authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession, but rather represent the payment of an intangible and are therefore amortizable in a single year or proportionally for up to ten years, according to Income Tax Law. In 2010, the tax court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the tax court in favor of Yanacocha. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. The potential liability in this matter is in the form of fines and interest in an amount up to US$75 million. While Yanacocha has assessed that the likelihood of a ruling against us in the Supreme Court is remote, it is not possible to fully predict the outcome of this litigation.

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

Legal Proceedings

For a discussion of legal proceedings, see Note 20 to the Yanacocha Consolidated Financial Statements.

Other than the legal proceedings described in the Yanacocha Consolidated Financial Statements, Yanacocha is also involved in certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material to Yanacocha or its operations.

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

Our Properties

Introduction

We currently have five wholly-owned operating mines (Orcopampa, Uchucchacua, Julcani, Tambomayo and Mallay) and controlling interests in three mining companies which operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, an energy generation company, a chemical processing company, an engineering services consulting company and an insurance brokerage company. We also have non-controlling interests in Yanacocha, Cerro Verde and Tantahuatay mines. See “Buenaventura—C. Organizational Structure” and “Intermediate Holding Companies, Subsidiaries and Equity Participations.” Set forth below is a map of our principal mining operations.

Directly Operated Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2017, we made lease payments of US$20.2 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

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

Mining at Orcopampa is conducted underground using the mechanized bench-and-fill and cut-and-fill methods. Mine ore is processed by the carbon-in-leach method in a plant located in Orcopampa, which was also outfitted for the treatment of old tailings. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and rivers.

As of December 31, 2017, proven and probable ore reserves were 851,166 tons, with 38.26 grams per ton of silver and 11.59 grams per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2016		2017
Mining Operations:
Ore mined (t)		464,366		500,580
Average gold grade (g/t)		12.66		11.89
Average silver grade (g/t)		59.72		37.95
Production:
Gold (oz.)		191,102		190,976
Silver (oz.)		692,318		528,449
Recovery rate (gold) (%)		96.33		97.14
Recovery rate (silver) (%)		73.39		85.05
Cost applicable to sales per oz. of gold(2)	US$	704	US$	743
Cost applicable to sales per oz. of silver(2)	US$	9.62	US$	10.02

(1)	Incorporates losses for mining dilution and recovery.

(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Uchucchacua

The Uchucchacua mine is wholly-owned and operated by Buenaventura. Operations began in 1975 and Uchucchacua remains our largest silver producer. It is located in the province of Oyón, department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level.

The Uchucchacua mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver content.

Mining at Uchucchacua is conducted underground and utilizes cut-and-fill stopping, shrinkage stopping and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 4,000 tons per day and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate. Electric power is obtained from the Peruvian national electricity grid, a hydroelectric plant and a diesel generator. Water for operations at Uchucchacua is obtained from three lakes.

During 2017, the manganese sulfate plant of Rio Seco treated 32,435 tons of concentrates from the Uchucchacua mine, with 129.4 ounces per ton of silver, 10.9% lead and 25.7% manganese. Following treatment, 19,863 tons were obtained, with 210.4 ounces per ton of silver, 17.8% lead and 3.4% manganese. This process also allowed for the production of 17,014 tons of sulfuric acid of 98% purity and 21,402 tons of commercial grade manganese sulfate monohydrated.

As of December 31, 2017, proven and probable ore reserves were 4,893,597 tons, with 410.85 grams per ton of silver, 1.32% lead and 2.18% zinc. Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2016		2017
Mining Operations:
Ore mined (t)		1,267,752		1,364,478
Average silver grade (g/t)		473.71		458.15
Average zinc grade (%)		1.17		1.80
Average lead grade (%)		0.93		1.36
Production:
Silver (oz.)		16,212,746		16,583,698
Zinc (t)		7,227		13,040
Lead (t)		10,724		16,708
Recovery rate (silver) (%)		83.95		82.50
Cost applicable to sales per oz. of silver(2)	US$	11.03	US$	10.61
Cost applicable to sales per ton of zinc(2)	US$	2,223	US$	2,951
Cost applicable to sales per ton of lead(2)	US$	1,214	US$	1,571

(1)	Incorporates losses for mining dilution and recovery.

(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of zinc or ton of lead consists of cost applicable to sales for silver, zinc or lead sold, divided by the volume of silver, zinc or lead produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Julcani

Julcani is an underground mine that is wholly-owned and operated by us. We acquired Julcani in 1953 as our first operating mine. Julcani is located in the province of Angaraes, department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude between 4,200 and 5,000 meters above sea level.

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver that presents mainly as sulpho-salts in many mineralogically complex veins. They are hosted in dacite domes, tuffs, breccias and other tertiary volcanic rocks.

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 550 tons per day.

Electric power is generated by three hydroelectric plants, Huapa, Tucsipampa and El Ingenio. We are also connected to the Peruvian national electricity grid. Water for operations in Julcani is obtained from mine drainage, a seasonal stream and a small lagoon.

During 2017, exploration activities focused on the Accchilla mine, where we found approximately 100,000 tons of silver having a composition of 21.15 ounces per ton of silver. In the Estela mine, 25,383 tons of silver having a composition of 19.83 ounces per ton of silver were designated as reserves.

As of December 31, 2017, total proven and probable ore reserves were 269,955 tons, with 619.92 grams per ton of silver, 0.22 grams per ton of gold, 2.13% lead and 0.47% copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2016(2)(3)		2017(2)(3)
Mining Operations:
Ore mined (t)		173,865		130,854
Average gold grade (g/t)		0.12		0.12
Average silver grade (g/t)		606.83		552.71
Average lead grade (%)		1.76		1.47
Average copper grade (%)		0.18		0.15
Production:
Gold (oz.)		246		200
Silver (oz.)		3,264,420		2,249,527
Lead (t)		2,883		1,824
Copper (t)		291		192
Recovery rate (silver) (%)		96.25		96.77
Cost applicable to sales per oz. of silver(4)	US$	11.62	US$	17.12
Cost applicable to sales per ton of lead(4)	US$	1,241	US$	2,543
Cost applicable to sales per ton of copper(4)	US$	2,837	US$	6,318

(1)	Includes losses due to mining dilution and recovery.

(2)	Includes total Acchilla and Estela mine production.

(3)	Reflects total recovery percentage of Acchilla and Estela ore.

(4)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tambomayo

Tambomayo is an underground mine that is wholly-owned and operated by us. It is considered an epithermal deposit with quartz veins and mineralization mainly of gold and silver with important contents of lead and zinc. It is located in the province of Caylloma, Arequipa region, at an altitude between 4,550 and 5,000 meters above sea level.

Mining work on the main Mirtha vein and diamond drilling carried out to date show an economic mineralization that deepens up to approximately 4,300 meters above sea level, increasing the size of the economic mineralization by 650 vertical meters.

Tambomayo successfully completed the ramp-up process and has been operating at its maximum capacity of 1,500 metric tons per day since August 2017, thus becoming an important commercial operation for us. Tambomayo is projected to produce between 110,000 and 130,000 ounces of gold and 3,000,000 and 3,500,000 ounces of silver in 2018.

Tambomayo is connected to the Peruvian electricity grid and water for its operations comes from the damming of a stream with seasonal variations in flow.

As of December 31, 2017, total proven and probable ore reserves were 1,898,280 tons, with 305.63 grams per ton of silver, 8.76 grams per ton of gold, 1.25% lead and 2.50% zinc.

Set forth below are certain unaudited operating data for the periods shown for Tambomayo, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2016	2017(1)(2)
Mining Operations:
Ore mined (t)	-		332,193
Average gold grade (g/t)	-		6.99
Average silver grade (g/t)	-		264.38
Average lead grade (%)	-		1.72
Average Zinc grade (%)	-		2.35
Production:
Gold (oz.)	-		64,175
Silver (oz.)	-		1,788,219
Lead (t)	-		2,070
Zinc (t)	-		2,906
Recovery rate (silver) (%)	-		62.12
Recovery rate (gold) (%)	-		83.59
Cost applicable to sales per oz. of gold(3)	-	US$	671
Cost applicable to sales per oz. of silver(3)	-	US$	9.43
Cost applicable to sales per ton of lead(3)	-	US$	1,635
Cost applicable to sales per ton of Zinc(3)	-	US$	2,057

(1)	Includes losses due to mining dilution and recovery.

(2)	Includes total Tambomayo mine production.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Mallay

The Mallay mine is wholly-owned and operated by us and is located 21 kilometers southwest of the Uchucchacua mine in the district of Mallay, province of Oyón, department of Lima. Mallay is considered an epithermal deposit of silver, lead, zinc and limited gold values. We have recognized the following main ore structures: Isguiz body-vein (silver, lead, zinc), Pierina vien (gold), María vein (silver) and Fortuna (skarn type lead, zinc and silver).

During 2017, diamond drilling focused on the 4090 level, defining mineral resources of silver, lead and zinc in the Isguize bodies system and in the Maria and Maricruz veins. In 2018, the deepening plan will continue, which had little progress this year due to the presence of water in the lower levels of the mine.

District explorations with geochemical sampling and geophysical studies (Polarized Induction and Magnetometry) have recognized the possibilities of economic mineralization in the Tres Cerros area. Three areas of interest have been identified and will be further explored with diamond drilling during 2018.

As of December 31, 2017, proven and probable ore reserves were 192,890 tons, with 200.58 grams per ton of silver, 0.17 grams per ton of gold, 3.58% lead and 7.55% zinc.

Set forth below are certain unaudited operating data for the Mallay mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31, (1)(2)
	2016		2017
Mining Operations:
Ore mined (t)		204,035		170,519
Average silver grade (g/t)		264.07		223.63
Average lead grade (%)		3.98		2.70
Average zinc grade (%)		5.79		4.73
Production:
Silver (oz.)		1,627,246		1,109,382
Lead (t)		7,383		4,061
Zinc (t)		10,463		7,102
Recovery rate (silver) (%)		93.92		90.51
Cost applicable to sales per oz. of silver(3)	US$	12.78	US$	13.27
Cost applicable to sales per ton of lead(3)	US$	1,406	US$	1,889
Cost applicable to sales per ton of zinc(3)	US$	1,869	US$	2,416

(1)	Incorporates losses for mining dilution and recovery.

(2)	Data reflect mining operations at Mallay mine.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of lead or ton of zinc consists of cost applicable to sales for silver, lead or zinc sold, divided by the volume of silver, lead or zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

La Zanja

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca, 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. We hold a 53.06% interest and Newmont Holdings ULC holds a 46.94% interest in La Zanja.

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulfidation environments, in addition to some vein systems of intermediate to low sulfidation. We have two ore deposits in production: San Pedro Sur and Cerro Pampa Verde.

Mining operations are conducted through the open-pit method, the plant utilizes a carbon-in-column circuit as well as a Merrill-Crowe circuit to recover gold from heap leach operations. The gold laden carbon is then transported to Yanacocha to be processed into doré bars.

During 2017, we drilled 3,069.30 meters of diamond drill holes in the Emperatriz project, where we found deposits of “sweet” copper (chalcopyrite and bornite). We also developed the Corredor de Domos and Luciana projects, where we found prospective gold and silver zones that will be evaluated with diamond drilling beginning in 2018.

Total proven and probable ore reserves as of December 31, 2017 were 10,801,144 tons, with 6.35 grams per ton of silver and 0.47 grams per ton of gold.

Set forth below are certain unaudited operating data for La Zanja, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,
	2016		2017
Mining Operations:
Ore treated (t)		9,317,652		10,694,942
Average gold grade (g/t)		0.75		0.48
Average silver grade (g/t)		3.95		6.22
Production:
Gold (oz.)		139,724		127,118
Silver (oz.)		217,292		280,908
Cost applicable to sales per oz. of gold(1)	US$	607	US$	789
Cost applicable to sales per oz. of silver(1)	US$	8.01	US$	10.66

(1)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tantahuatay

Tantahuatay is a gold-copper mine located in the district and province of Hualgayoc, department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. The Tantahuatay mine is operated by Buenaventura and wholly-owned by Coimolache, in which we hold a 40.10% equity interest.

Geologically, the Tantahuatay ore deposits are located at diatremes or volcanic necks in a sequence volcano-magmatic hydrothermal predominant linked to the regional mineralized sector north of Peru.

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

During 2017, drilling of oxides reached 8,724.95 meters of diamond drill holes. The operation was focused on the Tantahuatay 2 and Ciénaga Norte areas. Drilling was also performed at the Mirador Norte and Mirador Sur projects to convert resources to reserves. Another part of the drilling was aimed at exploring sulfides, which in total reached 20,578.01 meters. This was conducted in the areas of Tantahuatay 2 (North-West Extension), Mirador Sur and Ciénaga Norte.

Total proven and probable ore reserves as of December 31, 2017 were 68,099,157 tons, with 7.15 grams per ton of silver and 0.38 grams per ton of gold.

Set forth below are certain unaudited operating data for the Tantahuatay mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)(2)
	2016		2017
Mining Operations:
Ore treated (t)		10,624,498		13,117,287
Average gold grade (g/t)		0.56		0.46
Average silver grade (g/t)		12.25		12.30
Production:
Gold (oz.)		150,816		151,454
Silver (oz.)		711,337		800,942
Cost applicable to sales per oz. of gold(3)	US$	492	US$	517
Cost applicable to sales per oz. of silver(3)	US$	6.71	US$	6.98

(1)	Incorporates losses for mining dilution and recovery.

(2)	Data reflect mining operations at the Tantahuatay 2 and Ciénaga Norte deposits.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Colquijirca and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly-owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals – mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.32% as of December 31, 2017.

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

The Huaraucaca concentrator plant processes ore from both mines. In 2017, average treated ore at the plant was 15,600 tons per day.

The Colquijirca and Marcapunta mines primarily relies on a power line connected to the Peruvian national electricity grid.

In 2018, El Brocal will focus on optimizing Marcapunta’s mining method, achieving the optimization of productivity and production costs, as well as accelerating the conversion of resources to reserves.

Total proven and probable reserves of Colquijirca as of December 31, 2017 were 69,781,000 tons, with 22.16 grams of silver per ton, 0.86% of zinc, 0.36% of lead and 1.01% of copper.

Total proven and probable reserves of Marcapunta Norte as of December 31, 2017 were 13,991,000 tons with 12.66 grams of silver per ton, 0.34 grams of gold per ton and 1.81% of copper.

Set forth below are certain unaudited operating data for the Colquijirca mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2016	2017
Mining Operations:
Ore mined (t)	3,513,959	3,169,908
Average silver grade (oz./t)	0.88	1.32
Average zinc grade (%)	2.67	2.74
Average lead grade (%)	0.77	1.13
Production:
Silver (oz.)	1,835,242	3,031,796
Zinc (t)	57,385	51,511
Lead (t)	12,860	20,313
Recovery rate (silver) (%)	59.55	72.30
Recovery rate (zinc) (%)	61.13	59.33
Recovery rate (lead) (%)	47.61	56.71
Cost applicable to sales per ton of mine(2)	1,808	1,915

(1)	Incorporates losses for mining dilution and recovery.

(2)	Represents cost applicable to sales per ton of zinc for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of zinc consists of cost applicable to sales for zinc divided by the volume of zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2016	2017
Mining Operations:
Ore mined (t)	2,597,926	2,517,673
Average silver grade (oz./t)	0.59	0.66
Average gold grade (gr/t)	0.53	0.56
Average copper grade (%)	2.07	1.91
Production:
Silver (oz.)	799,497	1,052,453
Gold (oz.)	23,511	22,536
Copper (t)	49,170	45,097
Recovery rate (silver) in copper (%)	62.24	63.12
Recovery rate (gold) in copper (%)	58.91	49.89
Recovery rate copper (%)	90.36	93.56
Cost applicable to sales per ton of mine(2)	4,651	5,119

(1)	Incorporates losses for mining dilution and recovery.

(2)	Represents cost applicable to sales per ton of copper for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of copper consists of cost applicable to sales for copper divided by the volume of copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Cost Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

As of December 31, 2017, our total proven and probable reserves, including our equity share in the proven and probable reserves of El Brocal (61.43%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (45.95%), were estimated to be 3.20 million ounces of gold, representing a 9.6% decrease compared to our total proven and probable reserves as of December 31, 2016, which were estimated to be 3.54 million ounces of gold.

As of December 31, 2017, our total proven and probable reserves, including our equity share in El Brocal (61.43%), La Zanja (53.06%), Coimolache (Tantahuatay) (40.10%), Yanacocha (45.95%)% and Cerro Verde (19.58)% were estimated to be 196.61 million ounces of silver, representing a 6.2% decrease over our total proven and probable reserves as of December 31, 2016, which were estimated to be 209.65 million ounces of silver.

The following table lists 100% of proven and probable ore reserves, as of December 31, 2017, for each of our consolidated mining operations and the Tantahuatay mine, in which we have a 40.10% equity interest. The reserves shown in the table below are the total reserves for each mine and do not reflect our equity share of reserves in non-wholly-owned mines.

Proven Ore Reserves as of December 31, 2017 (1) (2)

	Orcopampa(3)	Uchucchacua(4)	Julcani (5)	Mallay(6)	Tambomayo(7)	La Zanja(8)	Tantahuatay(9)	Colquijirca(10)(11)	Marcapunta(10)(12)	Total/ Average

Ore Reserves (t)	539,035	2,077,239	184,702	39,900	530,735	6,831,099	60,884,358	48,613,800	7,865,000	127,565,868
Grade:
Gold (g/t)	13.78	-	0.26	0.15	6.11	0.46	0.38	-	0.48	0.32
Silver (g/t)	41.23	421.24	621.29	240.58	440.42	7.06	7.19	25.33	18.05	24.41
Copper (%)	-	-	0.49	-	-	-	-	0.87	1.95	0.45
Zinc (%)	-	2.33	-	6.98	1.43	-	-	1.15	-	0.49
Lead (%)	-	1.34	2.18	4.45	0.95	-	-	0.47	-	0.21

Content:
Gold (oz.)	238,766	-	1,531	195	104,333	100,266	748,071	-	121,375	1,314,537
Silver (oz.)	714,588	28,132,537	3,689,432	308,623	7,515,116	1,551,061	14,073,369	39,585,421	4,563,273	100,133,420
Copper (t)	-	-	908	-	-	-	-	423,681	153,368	577,957
Zinc (t)	-	48,410	-	2,784	7,576	-	-	561,401	-	620,172
Lead (t)	-	27,903	4,020	1,777	5,028	-	-	228,072	-	266,800

Probable Ore Reserves as of December 31, 2017 (1) (2)

	Orcopampa(3)	Uchucchacua(4)	Julcani (5)	Mallay(6)	Tambomayo(7)	La Zanja(8)	Tantahuatay(9)	Colquijirca(10)(11)	Marcapunta(10)(12)	Total/ Average

Ore Reserves (t)	312,132	2,816,358	85,253	152,990	1,367,545	3,970,045	7,214,799	21,167,200	6,126,000	43,212,322

Grade:
Gold (g/t)	15.18	-	0.15	0.17	9.79	0.49	0.32	-	0.17	0.54
Silver (g/t)	33.06	403.18	616.96	190.19	253.32	5.12	6.78	14.92	5.60	46.13
Copper (%)	-	-	0.43	-	-	-	-	1.33	1.63	0.88
Zinc (%)	-	2.07	-	7.70	2.92	-	-	0.18	-	0.34
Lead (%)	-	1.30	2.04	3.35	1.37			0.11		0.20

Content:
Gold (oz.)	152,345	-	402	847	430,228	62,484	73,081	-	33,482	752,869
Silver (oz.)	331,780	36,507,268	1,691,040	935,519	11,137,884	653,246	1,572,089	10,154,472	1,103,293	64,086,591
Copper (t)	-	-	370	-	-	-	-	282,059	99,854	382,283
Zinc (t)	-	58,195	-	11,779	39,931	-	-	38,571	-	148,475
Lead (t)	-	36,743	1,743	5,128	18,692	-		23,831	-	86,137

(1)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case as of December 31, 2017. SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tantahuatay and La Zanja, Hatch Asociados S.A., an independent consultant, validated the model used to estimate proven and probable ore reserves for Tambomayo, Mining Plus Pty Ltd validated the model used to estimate proven and probable ore reserves for El Brocal and Geomineria S.A.C. audited the process used to estimate proven and probable ore reserves for Orcopampa, Julcani and Mallay.

(2)	For the year ended December 31, 2017, reserves for our wholly-owned and operated mines, were calculated using the following prices: US$1,300 per ounce of gold, US$18 per ounce of silver, US$2,600 per metric ton of zinc, US$2,250 per metric ton of lead and US$6,000 per metric ton of copper.

(3)	The metallurgical recovery factors that impacted the calculated reserves for Orcopampa as of December 31, 2017 were water quality (recycled water contains impurities that can interfere with the chemical reaction of the reagents) and ore grade being lower than estimated or expected.

(4)	The metallurgical recovery factors that impacted the calculated reserves for Uchucchacua as of December 31, 2017 were the complexity of the ore, the variation of head ore grades and the high manganese content.

(5)	The metallurgical recovery factors that impacted the calculated reserves for Julcani as of December 31, 2017 were when the ore contained iron sulfide (Pyrite) higher than 8% and the quality of water used in the processing plant.

(6)	The metallurgical recovery factors that impacted the calculated reserves for Mallay as of December 31, 2017 were the high variation in ore grade and the variation in the hardness of the host rocks.

(7)	The metallurgical recovery factors that impacted the calculated reserves for Tambomayo as of December 31, 2017 were the complex process to treat polymetallic ore and the variation in the hardness of the host rocks.

(8)	The reserves shown for La Zanja, in which we owned a 53.06% of equity interest as of December 31, 2017, are the total reserves of the mine and do not indicate our equity share. They were calculated using the following metal prices: US$1,300 per ounce of gold and US$18 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves were when the clay content in ore being higher than 10% and the copper presence in the ore.

(9)	The reserves shown for Tantahuatay, in which we own a 40.10% of equity interest as of December 31, 2017, are the total reserves for the mine and do not indicate our equity share. They were calculated using the following prices: US$1,300 per ounce of gold and US$18 per ounce of silver. The metallurgical recovery factors that impacted the calculated reserves were when the clay content in ore being higher than 10% and the iron sulfide (Pyrite) content in ore being higher than 3%.

(10)	El Brocal, in which we own a 61.32% controlling equity interest as of December 31, 2017, owns the Colquijirca and Marcapunta mines. The reserves for Colquijirca were calculated using the following prices: US$18 per ounce of silver, US$2,535.32 per metric ton of zinc, US$2,094 per metric ton of lead and US$6,613.87 per metric ton of copper. The reserves for Marcapunta were calculated using the following prices: US$1,250 per ounce of gold, US$18 per ounce of silver and US$6,613.87 per metric ton of copper.

(11)	The metallurgical recovery factors that impacted the calculated reserves for Colquijirca as of December 31, 2017 were the high content of clay and soluble salts in the ore.

(12)	The metallurgical recovery factors that impacted the calculated reserves for Marcapunta as of December 31, 2017 were the high content of arsenic in the ore and the hardness of the host rocks.

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha— B. Business Overview—Description of Yanacocha’s Operations.”

Yanacocha is located approximately 375 miles (604 kilometers) north of Lima, 30 miles (48 kilometers) north of the city of Cajamarca and is primarily accessible by paved roads. The Yanacocha property began production in 1993 and consists of the following open pit mines: the La Quinua Complex, the Yanacocha Complex, the Carachugo Complex and Maqui Maqui. In addition, Yanacocha has four leach pads (La Quinua, Yanacocha, Carachugo and Maqui Maqui), three gold processing plants (Pampa Larga, Yanacocha Norte and La Quinua), one limestone processing facility (China Linda) and one mill (Yanacocha Gold Mill).

Yanacocha’s mining activities encompass 260,212 acres (105,304 hectares) that are covered by 182 mining concessions. Yanacocha holds the mining rights related to 95,719 acres (38,736 hectares), covered by 71 concessions. Chaupiloma holds the mining rights to the remaining acres and concessions and has assigned these mining concessions to Yanacocha. Each concession has an initial term of 17 to 20 years, which is renewable at Yanacocha’s request for an additional 17 to 20 year term.

Yanacocha has three processing concessions from MINEM for its processing facilities: Cerro Yanacocha (La Quinua and Yanacocha leach pads, La Quinua and Yanacocha Norte gold recovery plants and Yanacocha Gold Mill), Yanacocha (Carachugo and Maqui Maqui leach pads and Pampa Larga gold recovery plant) and China Linda. Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities. The Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant. The Yanacocha Gold Mill processes between 5.5 and 6.0 million tons per year.

Yanacocha is an epithermal type deposit of high sulfidation hosted in volcanic rock formations. Gold is associated with iron-oxides and pyrite. Material is evaluated for gold grade and cyanide solubility and then placed on leach pads or in stockpiles for processing through the Yanacocha Gold Mill accordingly. Studies are underway to evaluate the potential for mining sulfide gold and copper mineralization. Yanacocha’s available mining fleet consists of two shovels, four excavators, two loaders and 43 haul trucks, which range from 140 to 240 tons.

Brownfield exploration and development for new reserves is ongoing, including the development of Quecher Main within the existing footprint of Yanacocha. This oxide deposit will extend the life of the Yanacocha operation to 2027, with an average of approximately 200,000 ounces between 2020 and 2025. Quecher Main received full funding approval from Yanacocha’s board of directors in October 2017 and is expected to reach commercial production in the fourth quarter of 2019.

Power is supplied to the operation by Engie Energia Peru SA.

Yanacocha’s gross property, plant and mine development as of December 31, 2017 was $4.2 billion. Yanacocha produced 534,691 ounces of gold in 2017 and reported 3.9 million ounces of gold reserves as of December 31, 2017.

Yanacocha also owns the Conga project, which is located approximately 16 miles (25 kilometers) northeast of Yanacocha. Due to uncertainty surrounding the project and political risks related to the project’s development, Yanacocha has allocated its exploration and development capital to other projects in recent years. Should Yanacocha be unable to develop the Conga project, Yanacocha may have to consider other alternatives for the project, which may result in a future impairment charge for the project.

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

As of December 31, 2017, Yanacocha’s total proven and probable reserves (excluding the Conga project, the reserves for which were reclassified as resources or NRM as of December 31, 2015) were estimated to be 3.9 million ounces of gold, representing an 11% decrease over Yanacocha’s total proven and probable reserves as of December 31, 2016, which were estimated to be 4.4 million ounces of gold.

The following tables detail proven and probable gold reserves for Yanacocha as of December 31, 2017 and 2016:

Gold Reserves as of December 31, 2017(1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Metallurgical
Deposits/Districts	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	Recovery
Yanacocha Open Pits(2)	23,127	0.022	500	148,936	0.018	2,638	172,063	0.018	3,182	70%
Yanacocha Leach Pad(3)	11,656	0.022	241	-		-	11,656	0.022	241	73%
Yanacocha Stockpiles(4)	9,436	0.042	407	-		-	9,436	0.042	407	56%
Total	44,218	0.026	1,147	148,936	0.018	2,683	193,154	0.020	3,830	69%

Gold Reserves as of December 31, 2016(1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Metallurgical
Deposits/Districts	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	Recovery
Yanacocha Open Pits	34,859	0.018	604	158,520	0.018	2,921	193,379	0.018	3,525	69%
Yanacocha Leach Pad(3)	16,748	0.020	331	-		-	16,748	0.020	331	67%
Yanacocha Stockpiles(4)	11,295	0.044	506	-		-	11,295	0.044	506	63%
Total	62,902	1,441	1,441	158,520	0.018	2,921	221,422	0.020	4,362	69%

(1)	Proven and probable reserves, as of December 31, 2017, were calculated using a gold price assumption of US$1,200 per ounce.

(2)	The reserves shown for Yanacocha, in which we owned 45.95% and 43.65% of equity interest as of December 31, 2017 and 2016, respectively, are the total reserves of the mine and do not indicate our equity share.

(3)	Gold cut-off grades utilized in 2017 reserves were as follows: oxide leach material not less than 0.004 ounce per ton; and oxide mill material not less than 0.011 ounce per ton.

(4)	Leach pad material is the material on leach pads at the end of the year from which gold remains to be recovered. In-process reserves are reported separately where they exceed 100,000 ounces and are greater than 5% of the total site-reported reserves.

(5)	Stockpiles are comprised primarily of material that has been set aside to allow processing of higher grade material in the mills. Stockpiles increase or decrease depending on current mine plans. Stockpile reserves are reported separately where they exceed 100,000 ounces and are greater than 5% of the total site-reported reserves.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 45.95% partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.58% equity interest.

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 and the related Notes thereto included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

A.	Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include:

•	the Julcani, Mallay, Tambomayo, Uchucchacua and Orcopampa mining units;

•	the Colquijirca, Marcapunta and La Zanja mines, which are owned by our non-wholly-owned consolidated subsidiaries;

•	Chaupiloma, which receives a royalty payment from Yanacocha;

•	Condesa, which is mainly a holding company for internal investments and investments in Yanacocha and other affiliated mining companies;

•	Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies;

•	other minor subsidiaries; and

•	discontinued operations.

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

Yanacocha. Historically, a substantial part of our net loss before income tax was derived from our equity interest in Yanacocha. We have a 45.95% equity participation in Yanacocha as of December 31, 2017, which is held through our wholly-owned subsidiary, Condesa. Our partnership interest in Yanacocha is accounted for under the equity method and is included under the caption “Investment in associates” on our consolidated statements of financial position. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the two major shareholders, Newmont Mining and Buenaventura.

Cerro Verde. As of December 31, 2017, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

In the case of El Brocal, it had outstanding hedging commitments amounting to 36,000 metric tons of copper at an average fixed price of US$6,479 per ton.

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

Discontinued operations.  In 2014, we publicly announced our decision to sell four of our mining units: Poracota, Recuperada, Antapite and Shila-Paula. As a consequence, these mining units were presented in the Consolidated Financial Statements as mining units held for sale. According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. During 2016, we decided to change the classification of three mining units (Poracota, Recuperada and Shila-Paula) that had been mining units held for sale and began the final closing process for these mines. In December 2016, we sold the Antapite mining unit. In 2016, we started the final closing process for the Breapampa mining unit. As a result, income, costs and expenses related to this mining unit were classified as discontinued operations for the years 2016, 2015 and 2014. During 2017, we sold the Breapampa and Recuperada mining units. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our consolidated financial statements. Management has identified the following accounting estimates and policies as critical:

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

We also have certain accounting policies that we consider to be important, such as our policies for investments carried at fair value, revenue recognition and exploration costs that do not meet the definition of critical accounting estimates as they do not require Management to make estimates or judgments that are subjective or highly uncertain.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board.

Mineral reserves and resources

Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. The conceptual framework used to estimate proven and probable reserves for our wholly-owned mines as of December 31, 2015 was reviewed by independent consultant Geomineria S.A.C. For 2016, Geominería S.A.C. audited the process used to estimate proven and probable ore reserves for Orcopampa, Uchucchacua, Julcani, Mallay and Tambomayo, and Hatch Asociados S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Tambomayo as of December 31, 2016. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2015 was reviewed by independent consultant MINTEC Inc. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2016 was reviewed by consultant Buenaventura Ingenieros S.A. As of December 31, 2017. SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tantahuatay and La Zanja, Hatch Asociados S.A., an independent consultant, validated the model used to estimate proven and probable ore reserves for Tambomayo, Mining Plus Pty Ltd validated the model used to estimate proven and probable ore reserves for El Brocal and Geomineria S.A.C. audited the process used to estimate proven and probable ore reserves for Orcopampa, Julcani and Mallay.

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

Following our accounting treatment, as of December 31, 2017, we have recorded an accrual for mine closure costs of US$200.2 million to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statements.

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

At each reporting date, we update our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units. As a result, we recorded impairment losses during 2015, 2016 and 2017.

In 2015, we recorded impairment losses for two of our mining units (La Zanja and Breapampa) of US$3.8 million (recognized as an operating expense) and US$7.5 million (recognized as a loss from discontinued operations), respectively. In 2016, we recorded an impairment loss for one of our mining units (Shila-Paula) of US$2.0 million (recognized as an operating expense).

In 2017, we recorded an impairment loss related to our La Zanja mining property of US$21.6 million. As a result of the sale of the Breapampa and Recuperada mining units, as well as the sale of the Shila Paula mining unit assets, Buenaventura recorded a reversal of impairment losses in 2017 of US$7.4 million, US$7.1 million and US$2.7 million, respectively.

These impairment charges have not had an impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflecting of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2015, 2016 and 2017 impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following years.

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

As of December 31, 2015, 2016 and 2017, our valuation allowance totaled US$18.2 million, US$37.0 million and US$38.9 million, respectively.

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

Segment Reporting

Management has determined its operating segments based on reports that the Company’s Chief Operating Decision Maker (the “CODM”) uses for making decisions. The Company’s operations are organized into business units based on its products and services, activities and geographic locations. The broad categories of the Company’s business units are:

•	Production and sale of minerals;

•	Exploration and development activities;

•	Construction and engineering services;

•	Energy generation and transmission services;

•	Insurance brokerage;

•	Rental of mining concessions;

•	Holding of investment in shares (primarily of Minera Yanacocha S.R.L); and

•	Industrial activities.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Company’s consolidated financial statements. Also, the Company’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently. See Note 30 to the Consolidated Financial Statements.

Contingencies

Contingent liabilities, when identified, are assessed as either remote, possible or probable. Contingent liabilities are recorded in the consolidated financial statements when it is probable that future events will confirm them and when their amount can be reasonably estimated. Contingent liabilities deemed as possible are only disclosed, together with a possible debit range, when determinable, in notes to the Consolidated Financial Statements.

Contingent assets are not recognized in the consolidated financial statements; however, they may be disclosed in notes to the consolidated financial statements if it is probable that such contingent assets will be realized. See Note 28(f) and (g) to the Consolidated Financial Statements.

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

Fair value of embedded derivative for concentrate sales

Substantially all of our concentrate sales contracts provide final pricing in a specified period (generally one to four months from the shipment date) based on quoted LME prices. We ultimately receive market prices based on prices in the specified future period, however, the accounting rules applied to these sales result in changes recorded as revenue until the specified future period. We record revenues and invoice customers at the time of shipment based on current LME prices, which result in an embedded derivative on our provisional priced concentrate sales that are adjusted to fair value through earnings of each period until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded in each reporting period until the date of final pricing. See Note 20(a) and Note 31(b) to the Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2017 and 2016

Net sales of goods. Net sales of goods increased by 21%, mainly due to the increase in sales of metal, as set forth in the chart below:

Sales by metal	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Gold (a)	440,603	511,434	70,831	16%
Silver (b)	385,989	409,775	23,786	6%
Lead (c)	58,690	94,955	36,265	62%
Zinc (d)	142,425	188,023	45,598	32%
Copper (e)	224,649	268,527	43,878	20%
Manganese sulfate	5,982	6,317	335	6%
Indium	-	66	66	-
	1,258,338	1,479,097	220,759	18%
Commercial deductions (f)	(244,414)	(253,939)	(9,525)	(4)%
Adjustments to prior period liquidations	4,611	919	(3,692)	(80)%
Embedded derivatives from sale of concentrate	880	8,786	7,906	898%
Hedge operations	(3,745)	(10,921)	(7,176)	(192)%
Total sales by metal	1,015,670	1,223,942	208,272	21%

(a)	Gold sales. The increase in gold sales is mainly due to increases in average realized sales prices for gold and the volume of gold sales. The increase in volume sold is due to the net effect of new production at our Tambomayo mining unit and an increase in gold production at the Orcopampa mining unit, partially offset by a decrease in gold production at the La Zanja mining unit.

(b)	Silver sales. The increase in silver sales is mainly due to the effect of an increase in the volume of silver sales. The increase in volume sold is due to the net effect of an increase in silver production at our Uchucchacua and Colquijirca mining units and new production at our Tambomayo mining unit, partially offset by a decrease at our Mallay and Julcani mining units.

(c)	Lead sales. The increase in lead sales is mainly due to the effect of increases in the volume of lead sales and average realized sales prices for lead. The increase in volume sold is due to an increase in lead production at our Colqujirca and Uchucchacua mining units.

(d)	Zinc sales. The increase in zinc sales is primarily due to the net effect of an increase in average realized sales prices for zinc and a decrease in the volume of zinc sales, mainly due to increased zinc production at our Uchucchacua and Tambomayo mining units, partially offset by a decrease in production at our Colquijirca mining unit.

(e)	Copper sales. The increase in copper sales is primarily due to an increase in average realized sales prices for copper, partially offset by a decrease in the volume of copper sales, mainly due to decreased copper production at our Colquijirca mining unit.

(f)	Commercial deductions. Net sales of goods figures are obtained by deducting the refinery charges and penalties incurred. A total of US$253.9 million of refinery charges and penalties were incurred in 2017, compared to US$244.4 million incurred in 2016.

The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2016 and 2017, as well as the variation in such average realized prices and volumes recorded for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Average Realized Price	Year ended December 31,
	2016	2017	Variation
Gold (US$/oz.)	1,244.24	1,267.56	2%
Silver (US$/oz.)	17.65	16.54	(6)%
Lead (US$/t)	1,977.53	2,372.00	20%
Zinc (US$/t)	2,266.85	3,046.19	34%
Copper (US$/t)	4,918.52	6,280.47	28%

Volume Sold	Year ended December 31,
	2016	2017	Variation*
Gold (oz.)	354,116	403,480	14%
Silver (oz.)	21,863,019	24,773,278	13%
Lead (t)	29,678	40,032	35%
Zinc (t)	62,829	61,724	(2)%
Copper (t)	45,674	42,756	(6)%

Net sales of services. Sales of services increased by 3%, from US$28.8 million in 2016 to US$29.7 million in 2017, mainly due to an increase in sales in the insurance brokerage segment and a decrease in sales in the engineering segment.

Royalty income. In 2017, royalty income received by our subsidiary Chaupiloma amounted to US$20.7 million, representing a 15% decrease from the US$24.3 million in royalty income received in 2016. This decrease was due to a decrease in production at Yanacocha. We hold a 60% interest in Chaupiloma, to which Yanacocha pays a royalty that corresponds to 3% of its net sales.

Total operating costs. Total operating costs increased by 19% due to changes in the following components:

Operating Costs	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Cost of sales of goods, excluding depreciation and amortization (a)	497,812	627,433	129,621	26%
Cost of services, excluding depreciation and amortization (b)	10,754	12,954	2,200	20%
Exploration in operating units	96,149	94,928	(1,221)	(1)%
Depreciation and amortization (c)	192,647	213,722	21,075	11%
Mining royalties (d)	27,611	31,217	3,606	13%
Total operating costs	824,973	980,254	155,281	19%

(a)	Cost of sales of goods, excluding depreciation and amortization. The increase in the cost of sales is primarily due to (i) an increase of US$53.5 million in the cost of sales at our Tambomayo mining unit, which started operations in August 2017 and (ii) an increase in the cost of sales at our Uchucchacua and Orcopampa mining units (increases of US$24.7 million and US$18.2 million, respectively) as a consequence of an 8% increase in ore milled.

(b)	Cost of services, excluding depreciation and amortization. The increase in cost of services was mainly due to increases in industrial activities and the energy generation and transmission segments as a result of higher sales during 2017. The energy generation and transmission segment had an increase in personnel expenses and maintenance costs and an increase in contractor services used in the engineering services segment.

(c)	Depreciation and amortization. The increase in the cost of depreciation and amortization was mainly due to the net effect of an increase of US$42.8 million in the cost of sales at our Tambomayo mining unit, which started operations in August 2017, partially offset by a decrease of US$19.2 million in costs at our La Zanja mining unit as a result of an increase in the life of the mine.

(d)	Mining royalties. The increase in mining royalties is due to an increase in the cost of royalties paid to the Peruvian State, which has a direct relationship with the increase in net sales at our Tambomayo, Orcopampa and Uchucchacua mining units.

Total operating expenses. Operating expenses increased by 69% due to changes in the following components:

Operating Expenses (Income)	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Administrative expenses	81,692	83,597	1,905	2%
Exploration in non-operating areas (a)	26,589	18,262	(8,327)	(31)%
Selling expenses (b)	21,733	24,088	2,355	10%
Impairment loss of long-lived assets (c)	-	21,620	21,620	100%
Provision for contingences and others (d)	565	13,879	13,314	2,356%
Write-off of asset stripping activities (e)	-	13,573	13,573	100%
Other, net (f)	(18,957)	13,589	32,546	n.a
Total operating expenses	111,622	188,608	76,986	69%

(a)	Exploration in non-operating areas. The decrease in exploration in non-operating areas is mainly due to decreased expenditures in exploration activities, primarily in the Tambomayo project of US$4.3 million and San Gabriel project of US$6.5 million. During 2017, our main efforts were focused on the start-up of the Tambomayo mining unit.

(b)	Selling expenses. The increase in selling expenses is mainly due to the increase in volume sold in the Tambomayo and Uchucchacua mining units.

(c)	Impairment loss of long-lived assets. During 2017, La Zanja recorded an impairment loss related to its mining property of US$21.6 million. The principal factor in the impairment loss was the depletion of its reserves. During 2016, no impairment loss was recorded.

(d)	Provision for contingences and others. The increase is primarily due to an increase of US$14.6 million in provision for obligations with the communities, mainly due to the negotiations made by the Company in its operating units.

(e)	Write-off of asset stripping activities. In mid-2016, a landslide occurred in the west wall of the Tajo Norte. Consequently, we decided not to mine this area due to stability and operational design issues. According to the distribution of reserves, this area (Phase 10) contained 5.5 MT of ore and 9.2 MT of waste valued at US$13.5 million, which were written-off and withdrawn from the reserves.

(f)	Other net. Other net decreased from an income of US$18.9 million in 2016 to an expense of US$13.6 million in 2017, primarily due to extraordinary incomes recorded in 2016 that did not occur in 2017, including reversal of contingences in La Zanja, the sale of assets in the energy segment and reversal of provision for impairment of inventories and recovery of insurances. In addition, in 2017 the Company recorded expenses of US$3.0 million, which were mainly related to damage of equipment in El Brocal, not recognized by the insurance company, losses in sales in investments of US$1.6 million, administrative sanctions of US$1.2 million and provision for impairment of inventories of US$0.5 million, among others.

Other income (expense), net. Other expense, net decreased from an expense of US$387.4 million in 2016 to an expense of US$13.0 million in 2017, mainly due to:

Other income (expense)	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Shares in the results of associates under equity method (a)	(365,321)	13,207	378,528	n.a.
Finance costs (b)	(31,580)	(34,623)	(3,043)	10%
Finance income (c)	6,830	5,517	(1,313)	(19)%
Net gain (loss) from currency exchange difference (d)	2,638	2,928	291	11%
Total operating expenses	(387,433)	(12,971)	374,462	(2,887)%

(a)	Shares in the results of associates under equity method. Shares in the results of associates under the equity method increased from a loss of US$365.3 million in 2016 to a gain of US$13.2 million in 2017, primarily due to (i) net loss from an 83% decrease in our interest in Yanacocha, from US$455.6 million in 2016 to US$76.6 million in 2017, (ii) net income from a 3% increase in our interest in Cerro Verde, from US$66.8 million in 2016 to US$68.5 million in 2017, and (iii) net income from a 10% decrease in our interest in Coimolache, from US$23.5 million in 2016 to US$21.3 million in 2017.

The decrease in our interest in Coimolache is explained by the US$6.1 million decrease in the net income of Coimolache, mainly due to an increase of US$6.8 million in depreciation and amortization costs (as a result of the decrease in the life of the mine) and a US$1.7 million increase in the accrual of the present value for mine closure.

See “Item 5. Operating and Financial Review and Prospects—Yanacocha” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde” for more information.

(b)	Finance costs. Finance costs increased by 9%, from US$31.6 million in 2016 to US$34.6 million in 2017, primarily due to the net effect of higher interest expenses related to a long-term finance contract entered into by Buenaventura in June 2016. During 2017, this contract generated a US$5.8 million increase in interest, partially offset by a decrease of US$2.4 million in the fair value of the contingent consideration liability due to the fair value resulting in finance income in 2017. See Note 26 to the Consolidated Financial Statements.

(c)	Finance income. Finance income decreased by 19%, from US$6.8 million in 2016 to US$5.5 million in 2017, due to the net effect of a decrease of US$2.5 million in the income from interest on loans to associates as a result of the advance payment of the long-term loan held with Sociedad Minera Cerro Verde S.A. in the second quarter of 2017, partially offset by an increase of US$1.8 million in the fair value of the contingent consideration liability due to higher projected revenues, which resulted in a lower provision in 2017 and therefore a finance income. See Note 26 to the Consolidated Financial Statements.

(d)	Gain (loss) from currency exchange difference. The currency exchange difference increased from US$2.6 million in 2016 to US$2.9 million in 2017 as a result of the variations detailed in “Item 3.—Key Information—A. Selected Financial Data—Exchange Rates.”

Income tax. Provision for income tax decreased by 66%, from US$53.5 million in 2016 to US$18.0 million in 2017, due to a decrease of US$19.9 million and US$15.6 million in the provision for deferred income tax and current income tax, respectively. The variation in the deferred income tax is primarily due to an increase of US$10.4 million and US$7.8 million in deferred income tax at the La Zanja and Buenaventura mining units, respectively, which is mainly due to the lower deferred liability related to the effect of translation into U.S. dollars.

The variation in the current income tax is primarily due to a decrease of US$14.7 million and US$7.0 million in the provision at the La Zanja and at Buenaventura mining units, respectively, partially offset by an increase of US$7.4 million at El Brocal due to the results of such unit in 2017 as compared to 2016.

Non-controlling interest income (loss). Non-controlling interest income increased from a loss of US$4.3 million in 2016 to a gain of US$3.6 million in 2017, primarily due to the net effect of an increase in the contribution of profits from the El Brocal unit of US$17.7 million, partially offset by a decrease of US$8.3 million and US$1.1 million in the contribution of profits from La Zanja and Chaupiloma, respectively. See Note 18(a) to the Consolidated Financial Statements.

Net income (loss). As a result of the foregoing, net results increased from a loss of US$327.8 million in 2016 to an income of US$64.4 million in 2017. Net loss was 30.7% of revenues in 2016 and net profit was 5% of revenues in 2017.

Results of Operations for the Years Ended December 31, 2017 and 2016 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2016 and 2017 in more detail in Note 30 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our principal mining segments during the years ended December 31, 2017 and 2016, as well as the variation in such volumes sold for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Mining Segment	Volume Sold for the year ended December 31, 2017
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	21	2,466,846	1,916	-	32
Mallay	346	993,040	3,804	5,926	-
Orcopampa	195,278	574,591	-	-	91
Uchucchacua	201	15,583,553	13,127	10,281	-
Tambomayo	63,130	1,621,611	1,769	2,398	-
La Zanja	128,622	279,737	-	-	-
Colquijirca	15,882	3,253,900	19,416	43,119	42,633

Mining Segment	Volume Sold for the year ended December 31, 2016
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	32	3,090,967	2,679	-	54
Mallay	1,041	1,426,986	6,775	8,728	-
Orcopampa	188,511	680,708	-	-	48
Uchucchacua	279	14,739,128	8,349	5,295	-
La Zanja	151,189	229,055	-	-	-
Colquijirca	13,062	1,696,175	11,874	48,806	45,572

Mining Segment	2017 vs 2016 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	(34)%	(20)%	(28)%	-	(41)%
Mallay	(67)%	(30)%	(44)%	(32)%	-
Orcopampa	4%	(16)%	-	-	90%
Uchucchacua	(28)%	6%	57%	94%	-
Tambomayo	n. a.	n. a.	n. a.	n. a.	n. a.
La Zanja	(15)%	22%	-	-	-
Colquijirca	22%	92%	64%	(12)%	(6)%

The change in sales of goods for the year ended December 31, 2017 as compared to the year ended December 31, 2016 is mainly explained by the changes in volume sold, as presented in the following chart:

Sales of goods – Mining Segments	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Julcani (a)	54,666	42,785	(11,881)	(22)%
Mallay (b)	46,741	36,736	(10,005)	(21)%
Orcopampa	244,745	256,960	12,215	5%
Ucchuchacua (c)	240,470	272,334	31,864	13%
Tambomayo (d)	-	118,966	118,966	n. a.
La Zanja (e)	178,922	165,319	(13,603)	(8)%
Colquijirca (f)	230,611	322,653	92,042	40%

(a)	Julcani. Net sales of goods decreased by US$11.9 million in 2017 as compared to 2016 due to a 9% decrease in the average realized price and a 20% decrease in the amount of silver sold at that unit.

(b)	Mallay. Net sales of goods decreased by US$10.0 million in 2017 as compared to 2016 due to a 6% decrease in the average realized price and a 30% decrease in the amount of silver sold at that unit.

(c)	Uchucchacua. Net sales of goods increased by US$31.9 million in 2017 as compared to 2016 due to a 7% decrease in the average realized price and a 6% increase in the amount of silver sold at that unit.

(d)	Tambomayo. This mining unit started commercial operations in August 2017. Net sales of goods amounted to US$119.0 million in 2017 at that unit.

(e)	La Zanja. Net sales of goods decreased by US$13.6 million in 2017 as compared to 2016 due to the net effect of a 15% decrease in the amount of gold sold and an increase in the average realized gold price at that unit.

(f)	Colquijirca. Net sales of goods increased by US$92.0 million in 2017 as compared to 2016 due to the net effect of an increase of 28% in the average realized copper price and a decrease of 6% in the amount of copper sold at that unit.

Sales of services – Other Segments

Sales of services - construction and engineering segment. Net sales for the construction and engineering segment decreased by US$1.2 million in 2017 as compared to 2016 due to a decrease in sales of BISA.

Sales of services - insurance brokerage segment. Net sales for the insurance brokerage segment increased by US$2.1 million in 2017 as compared to 2016 due to an increase in sales of agency commissions.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2017 as compared to the year ended December 31, 2016 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Julcani	5,983	5,346	(637)	(11)%
Mallay	4,580	4,474	(106)	(2)%
Orcopampa (a)	14,121	20,013	5,892	42%
Ucchuchacua (b)	15,632	37,066	21,434	137%
Tambomayo (c)	-	14,917	14,917	n.a
La Zanja (d)	3,300	30,525	27,225	825%
Colquijirca (e)	24,115	42,446	18,331	76%

(a)	Orcopampa. The increase in total operating expenses was mainly due to an increase in administrative expenses of US$4.5 million.

(b)	Uchucchacua. The increase in total operating expenses was mainly due to an increase of US$8.2 million in provision for contingencies, an increase of US$6.2 million in administrative expenses, an increase of US$2.7 million in explorations in non-operating areas and an increase of US$1.4 million in selling expenses.

(c)	Tambomayo. This mining unit started commercial operations in August 2017.

(d)	La Zanja. The increase in total operating expenses was mainly due to an impairment loss of long-lived assets of US$21.6 million. See Note 11(b) of the Consolidated Financial Statements.

(e)	Colquijirca. The increase in total operating expenses was mainly due to a write-off of asset stripping activities of US$13.6 million. See Note 11(e) of the Consolidated Financial Statements.

Total operating expenses - Other Segments

Operating expenses – Other Segments	Year ended December 31,
	2016	2017	Variation	Variation
Insurance brokerage segment	(12,245)	(12,292)	(47)	-
Exploration and development mining projects (a)	(12,554)	(9,126)	3,428	27%
Corporate	(7,158)	(6,410)	748	10%
Energy generation and transmission segment (b)	6,953	(3,469)	(10,422)	n. a.
Construction and engineering segment	(2,580)	(2,377)	203	8%
Industrial activities	(1,243)	(1,762)	(519)	(42)%
Holding of investment in shares	(243)	(413)	(170)	(70)%
Rental of mining concessions	(101)	(91)	10	10%

(a)	During 2017, the exploration and development mining projects segment recorded a decrease as a result of the net effect of a US$6.8 million decrease in the explorations in non-operating areas, partially offset by an increase of US$3.3 million in provision in contingences and others.

(b)	During 2017, the energy generation and transmission segment recorded a decrease due to US$17.0 million from sales of assets to third parties and intercompany sales recorded in 2016 compared to no sales recorded in 2017.

Results of Operations for the Years Ended December 31, 2016 and 2015

Net sales of goods. Net sales of goods increased by 20%, mainly due to the increase in sales of metal, as set forth in the chart below:

Sales by metal	Year ended December 31,
	2015	2016	Variation	Variation
	(US$ in thousands)
Gold (a)	419,541	440,603	21,062	5.02%
Silver (b)	313,418	385,989	72,571	23.15%
Lead (c)	55,445	58,690	3,245	5.85%
Zinc (d)	102,110	142,425	40,315	39.48%
Copper (e)	131,356	224,649	93,293	71.02%
Manganese sulfate	3,649	5,982	2,333	63.94%
	1,025,519	1,258,338	232,819	22.70%
Commercial deductions (f)	(196,145)	(244,414)	48,269	24.61%
Adjustments to prior period liquidations	7,467	4,611	(2,856)	(38.25)%
Embedded derivatives from sale of concentrate	(388)	880	1,268	n.a.
Hedge operations	9,816	(3,745)	(13,561)	n.a.
Total sales by metal	846,269	1,015,670	169,401	20.02%

(a)	Gold sales. The increase in gold sales is mainly due to the net effect of an increase in average realized sales prices for gold, partially offset by a decrease in gold sales volume due to a decrease in gold production at the Orcopampa mining unit.

(b)	Silver sales. The increase in silver sales is mainly due to an increase in the average realized sales prices for silver and an increase in silver production at our Uchucchacua, Mallay and Julcani mining units.

(c)	Lead sales. The increase in lead sales is mainly due to the net effect of an increase in the average realized sales prices, partially offset by a decrease in lead sales volume, mainly due to decreased lead production in our Colquijirca mining unit.

(d)	Zinc sales. The increase in zinc sales is mainly due to an increase of average realized sales prices for zinc and an increase in zinc sales volume, mainly due to increased zinc production at our Colquijirca mining unit.

(e)	Copper sales. The increase in copper sales is mainly due to an increase in average realized sales prices for copper and an increase in copper sales volume, mainly due to increased copper production at our Colquijirca mining unit.

(f)	Commercial deductions. Net sales of goods figures are obtained by deducting the refinery charges and penalties incurred (a total of US$244.4 million of refinery charges and penalties were incurred in 2016, compared to US$196.2 million incurred in 2015) and revenues from discontinued operations (a total of US$1.1 million revenues provided from mining units held for sales in 2016, compared to US$22.7 million provided in 2015) from the gross sales of all metals sold. See Note 20(a) and Note 1(e) to the Consolidated Financial Statements.

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

Total operating costs. Total operating costs decreased by 10.6% due to changes in the following components:

Operating Costs	Year ended December 31,
	2015	2016	Variation	Variation
	(US$ in thousands)
Cost of sales of goods, excluding depreciation and amortization	513,490	497,812	(15,678)	(3.05)%
Cost of services, excluding depreciation and amortization (a)	59,612	10,754	(48,858)	(81.96)%
Exploration in operating units (b).	89,699	96,149	6,450	7.19%
Depreciation and amortization (c).	232,583	192,647	(39,936)	(17.17)%
Mining royalties	27,188	27,611	423	1.56%
Total operating costs	922,572	824,973	(97,599)	(10.58)%

(a)	The decrease in cost of services was mainly due to reduced costs from our construction segment as a result of Bisa Construccion S.A. ceasing operations in the fourth quarter of 2015.

(b)	The increase in exploration in operating units was primarily due to an increase of US$3.6 million in the Uchucchacua mining unit and an increase of US$3.4 million in the Orcopampa mining unit from exploring additional mining reserves. See Note 22 to the Consolidated Financial Statements.

(c)	The decrease in depreciation and amortization costs was mainly due to:

•	lower depreciation and amortization expense incurred in the La Zanja mining unit of US$37.5 million, which decreased from US$105.0 million in 2015 to US$67.5 million in 2016 as a result of the decrease in the reserves during 2015 which caused higher depreciation and amortization expenses during 2015 and, therefore, fewer net assets to be depreciated during 2016;

•	higher depreciation and amortization expenses incurred in the Colquijirca mining unit of US$7.9 million, which increased from US$45.7 million in 2015 to US$53.6 million in 2016 as a result of a higher asset base due to the expansion project for increased production; and

•	lower depreciation and amortization expenses in the Orcopampa, Julcani and Mallay mining units of US$5.9 million, US$4.6 million and US$4.1 million, respectively, as a result of an increase in the reserves that extended the life of the mine of the depreciation and amortization period during 2016.

Total operating expenses. Operating expenses decreased by 22.42% due to changes in the following components:

Operating Expenses (Income)	Year ended December 31,
	2015	2016	Variation	Variation
	(US$ in thousands)
Administrative expenses (a)	84,372	81,692	(2,680)	(3.18)%
Exploration in non-operating areas (b)	30,610	26,589	(4,021)	(13.14)%
Selling expenses	19,365	21,733	2,368	12.23%
Impairment loss of long-lived assets (c)	3,803	-	(3,803)	(100.00)%
Other, net (d)	5,735	(18,392)	(24,127)	N.A.
Total operating expenses (income)	143,885	111,622	(32,263)	(22.42)%

(a)	The decrease in administrative expenses was mainly due to a decrease of US$7.4 million in the Colquijirca mining unit due to a reduction of costs, partially offset by an increase of US$1.6 million in payments to communities surrounding the Julcani mining unit and an increase of US$2.2 million related to a provision of doubtful accounts in Colquirrumi related to accounts receivable for sales of assets.

(b)	The decrease in exploration in non-operating areas is mainly due to decreased expenditures in exploration activities, primarily in the Alejandra project. During 2016, our main exploration efforts were focused on the San Gabriel project, the Tambomayo project and Marcapunta Norte. See Note 25 to the Consolidated Financial Statements.

(c)	During 2016, no impairment loss was recorded.

(d)	The variation in other expenses was mainly due to the reversal of contingences in La Zanja, sale of assets in the energy segment and reversal of provision for impairment of inventories during 2016.

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

(b)	Finance costs. Finance costs increased by 15%, from US$27.6 million in 2015 to US$31.6 million in 2016, primarily due to an increase of US$3.7 million in the fair value of the contingent consideration liability due to higher projected revenues. See Note 26 to the Consolidated Financial Statements.

(c)	Finance income. Finance income decreased by 38%, from US$11.0 million in 2015 to US$6.8 million in 2016 due to a decrease of US$6.0 million in the changes in the fair value of the contingent consideration liability, which resulted in a higher provision during 2016 and therefore a higher finance cost (lower provision during 2015).

(d)	Gain (loss) from currency exchange difference. During 2016, the currency exchange difference increased from a loss of US$13.7 million to an income of US$2.6 million as a result of the variations detailed in “Item 3.—Key Information—A. Selected Financial Data—Exchange Rates.”

Income tax. Provision for income tax increased by 262%, from US$14.8 million in 2015 to US$53.5 million in 2016, primarily due to an increase in the provision for income tax at the La Zanja and at the Buenaventura mining units of US$24.0 million and US$19.6 million, respectively, due to showing net losses during 2015.

Non-controlling interest income (loss). Non-controlling interest income increased from a loss of US$58.3 million in 2015 to a loss of US$4.3 million in 2016, primarily due to an increase in the contribution of profits from the La Zanja and El Brocal units of US$34.8 million and US$21.6 million, respectively. See Note 18(a) to the Consolidated Financial Statements.

Net loss. As a result of the foregoing, net loss decreased from US$375.5 million in 2015 to US$327.8 million in 2016. Net loss was 40.4% of revenues in 2015 and 30.7% of revenues in 2016.

Results of Operations for the Years Ended December 31, 2016 and 2015 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2015 and 2016 in more detail in Note 30 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our principal mining segments during the years ended December 31, 2016 and 2015, as well as the variation in such volumes sold for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Mining Segment	Volume Sold for the year ended December 31, 2016
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	32	3,090,967	2,679	-	54
Mallay	1,041	1,426,986	6,775	8,728	-
Orcopampa	188,511	680,708	-	-	48
Uchucchacua	279	14,739,128	8,349	5,295	-
La Zanja	151,189	229,055	-	-	-
Colquijirca	13,062	1,696,175	11,874	48,806	45,572

Mining Segment	Volume Sold for the year ended December 31, 2015
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	94	3,493,166	2,478	-	103
Mallay	396	1,134,528	6,612	7,482	-
Orcopampa	214,821	555,314	-	-	-
Uchucchacua	38	12,666,673	6,560	4,750	-
La Zanja	142,300	324,151	-	-	-
Colquijirca	7,181	2,637,215	16,739	43,297	28,991

Mining Segment	2016 vs 2015 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	(66)%	(12)%	8%	-	(48)%
Mallay	163%	26%	2%	17%	-
Orcopampa	(12)%	23%	-	-	(100)%
Uchucchacua	634%	16%	27%	11%	-
La Zanja	6%	(29)%	-	-	-
Colquijirca	82%	(36)%	(29)%	13%	57%

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

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2016 as compared to the year ended December 31, 2015 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2015	2016	Variation	Variation
	(US$ in thousands)
Julcani	4,803	5,983	1,180	24.57%
Mallay	3,571	4,580	1,009	28.26%
Orcopampa (a)	18,731	14,121	(4,610)	(24.61)%
Ucchuchacua (b)	12,455	15,632	3,177	25.51%
La Zanja (c)	16,902	3,300	(13,602)	(80.48)%
Colquijirca (d)	33,260	24,115	(9,145)	(27.50)%

(a)	Orcopampa. The decrease in total operating expenses was mainly due to a decrease in administrative expenses of US$2.9 million.

(b)	Uchucchacua. The increase in total operating expenses was mainly due to an increase in administrative expenses of US$2.5 million.

(c)	La Zanja. The decrease in total operating expenses was mainly due to a decrease in exploration in non-operating areas of US$4.3 million, which were partially offset by a decrease in impairment losses of US$3.8 million due to no impairment loss in 2016.

(d)	Colquijirca. The decrease in total operating expenses was mainly due to a decrease in administrative expenses of US$7.4 million and a decrease in other expenses (income) net of US$2.4 million.

Total operating expenses - Other Segments

Operating expenses – Other Segments	Year ended December 31,
	2015	2016	Variation	Variation
Construction and engineering segment	(442)	(2,580)	(2,138)	483.71%
Insurance brokerage segment	(11,300)	(12,245)	(945)	8.36%
Energy generation and transmission segment (a)	(4,533)	6,953	11,486	N.A.

(a)	During 2016, the energy segment recorded an income of US$17.0 million related to sales of assets to third parties of US$3 million and intercompany sales of US$14.0 million.

B.	Liquidity and Capital Resources

As of December 31, 2017 and 2016, we had cash and cash equivalents of US$214.5 million and of US$80.5 million, respectively.

Cash provided by operating activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents provided by operating activities decreased by US$178.8 million, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Proceeds from sales (a)	1,003,422	1,197,523	194,101	19%
Dividends received (b)	142,340	9,823	(132,517)	(93)%
Value-added tax recovered	117,661	102,548	(15,113)	(13)%
Royalty received	25,961	21,565	(4,396)	(17)%
Interest received	2,140	3,169	1,029	48%
Payments to suppliers and third parties (c)	(672,419)	(872,467)	(200,048)	30%
Payments to employees (d)	(138,113)	(160,891)	(22,778)	16%
Interest paid	(34,138)	(30,402)	3,736	(11)%
Payments of mining royalties	(20,052)	(20,165)	(113)	1%
Income tax paid	(35,401)	(38,121)	(2,720)	8%
Net cash and cash equivalents provided by operating activities	391,401	212,582	(178,819)	(46)%

(a)	The increase in proceeds from sales was mainly due to an increase in net sales of goods during 2017.

(b)	The decrease in dividends received was mainly due to the US$130.9 million in dividends received from Yanacocha during 2016. During 2017, no dividend from Yanacocha was received.

(c)	The increase in payments to suppliers and third parties was mainly explained by an increase in costs and expenses as a result of the new operation in Tambomayo, and an increase in production costs related to the Uchucchacua and Orcopampa mining units.

(d)	The increase in payments to employees was mainly explained by a US$13.0 million increase due to the new operations at the Tambomayo mining unit.

Cash provided by operating activities for the years ended December 31, 2016 and 2015. Net cash and cash equivalents provided by operating activities increased by US$264.1 million, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2015	2016	Variation	Variation
	(US$ in thousands)
Proceeds from sales	965,273	1,003,422	38,149	3.95%
Dividends received (a)	6,691	142,340	135,649	2,027.34%
Value-added tax recovered	81,692	117,661	35,969	44.03%
Royalty received	38,983	25,961	(13,022)	(33.40)%
Interest received	3,650	2,140	(1,510)	(41.37)%
Payments to suppliers and third parties (b)	(727,017)	(672,419)	54,598	(7.51)%
Payments to employees (b)	(175,329)	(138,113)	37,216	(21.23)%
Interest paid	(21,518)	(34,138)	(12,620)	58.65%
Payments of mining royalties	(22,836)	(20,052)	2,784	(12.19)%
Income tax paid	(22,330)	(35,401)	(13,071)	58.54%
Net cash and cash equivalents provided by operating activities	127,259	391,401	264,142	207.56%

(a)	The increase in dividends received was mainly due to a distribution to the partners, in proportion to their equity interests, of US$300.0 million, which correspond to the portion of the retained earnings as of December 31, 2014, that originated in 2011. As a result, we received dividends of US$130.9 million in 2016.

(b)	As part of the cost reduction and optimization program, we had lower costs related to suppliers, third parties and employees in 2016.

Cash used in investing activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents used in investing activities decreased by US$226.7 million primarily due to the changes shown in the chart below:

Investing activities cash flows	Year ended December 31,
	2016	2017	Variation	Variation %
	(US$ in thousands)
Proceeds from sale of mining concessions, development costs, property, plant and equipment	7,180	1,962	(5,218)	(73)%
Additions to mining concessions, development costs, property, plant and equipment (a)	(366,834)	(259,507)	107,327	(29)%
Proceeds from collection of loans to an associate (b)	-	124,800	124,800	n. a.
Payments for acquisition of other assets	(5,222)	(5,405)	(183)	4%
Net cash and cash equivalents used in investing activities	(364,876)	(138,150)	226,726	(62)%

(a)	The increase in additions to mining concessions, development costs, property, plant and equipment was mainly due to the construction of the Tambomayo mining unit in 2016. During 2016, we invested US$230.2 million in Tambomayo’s assets as compared to US$131.1 million during 2017. See “Item 4: Information on the Company—Buenaventura—A. History and Development—Capital Expenditures.”

(b)	During 2017, we received an advanced payment of the long-term loan held with Sociedad Minera Cerro Verde S.A.

Cash used in investing activities for the years ended December 31, 2016 and 2015. Net cash and cash equivalents used in investing activities increased by US$23.2 million primarily due to the changes shown in the chart below:

Investing activities cash flows	Year ended December 31,
	2015	2016	Variation	Variation %
	(US$ in thousands)
Proceeds from sale of mining concessions, development costs, property, plant and equipment	5,481	7,180	1,699	31%
Additions to mining concessions, development costs, property, plant and equipment (a)	(211,286)	(366,834)	(155,548)	74%
Loans to associates	(124,800)	-	124,800	(100)%
Loans to third parties	(829)	-	829	(100)%
Payments for acquisition of other assets	(10,238)	(5,222)	5,016	(49)%
Net cash and cash equivalents used in investing activities	(341,672)	(364,876)	(23,204)	7%

(a)	The increase in additions to mining concessions, development costs, property, plant and equipment was mainly due to the construction of the Tambomayo mining unit. During 2016, the Company invested US$230.2 million in Tambomayo’s assets as compared to US$77.1 million during 2015. See “Item 4: Information on the Company—Buenaventura—A. History and Development—Capital Expenditures.”

Cash provided by financing activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents used in financing activities increased by US$84.0 million, primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Proceeds from financial obligations	275,210	80,000	(195,210)	(71)%
Proceeds from bank loans	200,500	341,215	140,715	70%
Payments of bank loans	(442,957)	(300,000)	142,957	(32)%
Payments of financial obligations	(33,476)	(32,599)	877	(3)%
Dividends paid to controlling shareholders	(7,621)	(22,099)	(14,478)	190%
Dividends paid to non-controlling shareholders	(7,400)	(6,036)	1,364	(18)%
Acquisition of non-controlling interest	(5,459)	(621)	4,838	(89)%
Increase of restricted bank accounts	(2,087)	(285)	1,802	(86)%
Purchase of treasury shares	(1,210)	-	1,210	(100)%
Net cash and cash equivalents provided by (used in) financing activities	(24,500)	59,575	84,075	(343)%

Cash provided by financing activities for the years ended December 31, 2016 and 2015. Net cash and cash equivalents used in financing activities decreased by US$238.90 million, primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2015	2016	Variation	Variation
	(US$ in thousands)
Proceeds from financial obligations	296	275,210	274,914	92,876%
Proceeds from bank loans	344,503	200,500	(144,003)	(42)%
Payments of bank loans	(90,000)	(442,957)	(352,957)	392%
Payments of financial obligations	(29,891)	(33,476)	(3,585)	12%
Dividends paid to controlling shareholders	-	(7,621)	(7,621)	100%
Dividends paid to non-controlling shareholders	(10,488)	(7,400)	3,088	(29)%
Acquisition of non-controlling interest	-	(5,459)	(5,459)	100%
Increase of restricted bank accounts	-	(2,087)	(2,087)	100%
Purchase of treasury shares	-	(1,210)	(1,210)	100%
Net cash and cash equivalents used in financing activities	214,420	(24,500)	(238,920)	(111)%

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. As of December 31, 2017 and 2016, the amount outstanding under such short-term loans was US96.2 million and US$55.0 million, respectively. In 2017, we used the proceeds of such short-term loans for general working capital purposes.

Long-Term Debt

On December 2, 2009 Banco de Crédito del Perú executed a financial lease agreement with Huanza in the amount of US$119.0 million for the construction of a hydroelectric power station. The lease was executed in favor of Huanza as lessee. The term of the lease is six years from August 2014 and the interest rate is three-month LIBOR plus 2.75% as of December 31, 2017 (three-month LIBOR plus 4.60% as of December 31, 2016). On June 30, 2014, Banco de Crédito del Perú extended this financial lease agreement with Huanza in the amount of US$103.4 million. The term of the lease is six years from August 2014 and the interest rate is three-month LIBOR plus 2.75% as of December 31, 2017 (three-month LIBOR plus 4.70% as of December 31, 2016). As of December 31, 2017 and 2016, the amount outstanding under this lease was US$162.4 million and US$176.1 million, respectively.

In 2013, El Brocal entered into a financing arrangement with Banco de Crédito del Perú in an aggregate amount of US$180.0 million in the form of a series of sale and leaseback agreements relating to certain specified El Brocal assets, including equipment, machinery and production plants located in the Colquijirca mining unit. The first disbursement of US$116.5 million was received in November 2013, which was used to repay El Brocal’s medium term loan with Banco de Crédito del Perú during the fourth quarter of 2013. The second disbursement of US$63.5 million was received in January 2014. The renewable arrangement had a term of five years that commenced on the first lease payment date in March 2014. During the term of the arrangement, El Brocal has the right to repurchase the assets. On June 9, 2015, the board of directors of El Brocal approved the modification of the debt and new payment schedule of the leaseback contract in an aggregate amount of US$166.5 million. The new arrangement has a term of five years that commenced on the payment date in June 2015. During 2017, El Brocal restructured its financial obligations, which resulted in a reduction in the interest rates of its short and long-term loans. The quarterly lease payments have an embedded interest rate of three-month LIBOR plus 2.75% as of December 31, 2017 (three-month LIBOR plus 4.75% as of December 31, 2016). The agreements contain certain covenants, including several financial covenants such as a limitation on the payment of dividends by El Brocal. El Brocal’s obligations under the agreements are supported by trust contracts, which, among other things, relate to collection rights, sales contracts and cash flows granting Banco de Crédito del Perú the right to receive all cash flows before any funds are made available to El Brocal. The obligations of El Brocal under these agreements are not recourse to, or guaranteed by, Buenaventura or any of its other subsidiaries. The compliance with certain financial ratios under the agreements is monitored by El Brocal’s management. In 2017, Management obtained a waiver for any possible breach of the financial ratios that occur until December 31, 2018. As of December 31, 2017 and 2016, the amount outstanding under this financing arrangement was US$118.1 million and US$136.8 million, respectively.

On October 23, 2017, El Brocal signed a mid-term loan agreement with the Banco de Credito del Peru for US$80.0 million, which accrues interest at an annual rate of 3.6% for a 5-year term. The objective of this financing was the payment of short-term financial obligations maintained with the Banco de Credito del Peru and for working capital. As part of the commitments agreed to, El Brocal must comply with certain financial indicators. Compliance with the financial ratios under the agreement is monitored by El Brocal’s management. In 2017, El Brocal obtained a waiver for any possible breach of the financial ratios that occurs until December 31, 2018. As of December 31, 2017, the amount outstanding was US$80.0 million.

On June 27, 2016, in order to repay short-term contracts held as of December 31, 2015, we entered into a long-term finance contract (the “Syndicated Term Loan”), in the amount of US$275 million among us, as borrower, Condesa, Inversiones Colquijirca S.A. and Conenhua as guarantors, Banco de Credito del Peru, as administrative agent, and the lenders party thereto. Borrowings under the Syndicated Term Loan bear interest at a rate per annum equal to LIBOR plus 3.00%. Interest and installments of principal equal to 1/7th of the aggregate principal amount borrowed are payable every six months until maturity in June 2021 (on which date all amounts outstanding shall be payable). Obligations under the Syndicated Term Loan are guaranteed by Condesa and Conenhua, our wholly-owned subsidiaries, and Inversiones Colquijirca S.A., for which we own 100%. The term loan agreement governing the Syndicated Term Loan contains certain customary covenants, including certain financial maintenance covenants, and events of default. See Exhibit 2.1.

Exploration Costs and Capital Expenditures

We have budgeted approximately US$180 to US$220 million for capital expenditures for 2018. These budgeted capital expenditures mainly include sustaining capital expenditures and implementing a “de-bottlenecking program.” This program aims to increase the life of our mines by improving efficiency, reducing costs, allowing for more aggressive mine development and exploration programs in order to generate more visibility into our ore reserves.

During 2017, we spent US$18.3 million on “exploration in non-operating areas” and US$94.9 million on “exploration in operating units.” Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Yumpag, Marcapunta, Tambomayo and Emperatriz. Our “exploration in operating units” investments were mainly focused in the Orcopampa, Uchucchacua, and Julcani units.

In 2018, we intend to invest approximately US$85.0 to US$95.0 million in exploration in operating units (mainly in Tambomayo, Orcopampa and Uchucchacua) and US$25.0 to US$35.0 million mainly in explorations in non-operating areas at the Trapiche and San Gabriel projects, among others.

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

Recent Accounting Pronouncements

IFRS

We prepare and present the Consolidated Financial Statements in accordance with IFRS as issued by the IASB.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our Consolidated Financial Statements are disclosed below. We intend to adopt these standards, if applicable, when they become effective.

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

The Company plans to adopt the new standard on the required effective date and will not restate comparative information.

During 2017, the Company performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Company in 2018 when it adopts IFRS 9. Overall, the Company expects no significant impact on its statement of financial position or equity from the adoption of IFRS 9. In addition, the Company will adopt changes in certain financial instruments.

(a)	Classification and measurement. As discussed in more detail in Note 2.1(n) to the Consolidated Financial Statements, the Company recorded an embedded derivative for its sales of metal in concentrate that is disclosed separately from the accounts receivable in the consolidated statement of financial position. Upon adoption of IFRS 9, the embedded derivative will no longer be separated from the concentrate receivables as the receivables are not expected to give rise to cash flows that solely represent payments of principal and interest. Instead, the receivables will be accounted for as one instrument and measured at fair value through profit or loss, with subsequent change in fair value recognized in the statement of profit or loss.

There will be no impact on financial liabilities.

For other financial assets currently measured at fair value, the Company will continue to classify and measure these at fair value.

(b)	Impairment. IFRS 9 requires the Company to record an expected credit loss for its debt instruments, loans and account receivables measured at fair value, regardless of the period. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables measured at amortized cost. Given the short term nature of these receivables, the Company does not expect these changes will have a significant impact on the Consolidated Financial Statements of the Company.

(c)	Hedge accounting. The Company has determined that all hedge transactions that are currently designated as effective hedges will continue to qualify as hedge accounting under IFRS 9. The Company has chosen not to retrospectively apply IFRS 9 at the time of transition for those hedges designated as hedges under IAS 39, as IFRS 9 does not change the main principles of how an entity should record the effective hedges, or apply the requirements of IFRS 9 on hedge accounting.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration agreed with the customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1 2018. Early adoption is permitted.

The Company plans to adopt the new standard on the required effective date using the modified retrospective method, under which the accumulated effect of applying this new standard is presented by adjusting the beginning balance of accumulated results (January 1, 2018). During 2016, the Company performed a preliminary assessment of IFRS 15, which was followed by a more detailed analysis in 2017.

(a)	Sales of mineral. For contracts with customers in which the sale of the mineral is expected to be the only performance obligation, it is expected that IFRS 15 will not have an impact on the income and results of the Company. The Company expects that the income recognition will occur at the moment in which control of the asset is transferred to the client, which generally occurs with the delivery of the goods. At the time of preparing for the adoption of IFRS 15, the Company considered the following:

(i)	Provisionally priced sales – As discussed in Note 2.1(q) to the Consolidated Financial Statements, the Company recognizes an embedded derivative for its concentrates sales at provisional pricing. IFRS 15 does not change the assessment of the impact of these provisional pricing features, which are required to be accounted for in accordance with IFRS 9. Any subsequent changes that arise due to differences between initial and final assay will still be considered within the scope of IFRS 15 and will be subject to the constraint on estimates of variable consideration.

Revenue in respect of the host contract will be recognized when control passes to the customer and will be measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the quotation period (“QP”) using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price (which is consistent with current practice). When considering the initial assay estimate, the Company has considered the requirements of IFRS 15 in relation to the constraint on estimates of variable consideration. It will only include amounts in the calculation of revenue where it is highly probable that a significant revenue reversal will not occur when the uncertainty relating to final assay/quality is subsequently resolved, at the end of the QP. As disclosed above, the assay differences are not usually material to the Company, hence, no change is expected when compared to the current approach. Consequently, the Company will recognize a receivable at the time the concentrate passes to the client because, at that moment, the Company has an unconditional right to consideration. This receivable will then be accounted for in accordance with IFRS 9.

With respect to the presentation of amounts arising from such provisionally priced contracts, IFRS 15 requires revenue from contracts with customers to be disclosed separately from other types of revenue. This means that revenue recognized from the initial sale must be separately disclosed in the consolidated financial statements from any income recognized from subsequent movements in the fair value of the related concentrate receivable. As the Company currently discloses movements in the embedded derivative in “Net sales”, this requirement will have no impact on it. Consistent with current practice, any subsequent changes that arise due to differences between initial and final assay will be recognized as an adjustment to revenue from contracts with customers.

(ii)	Impact of shipping terms - The Company sells a portion of its inventories under commercial terms in which the Company is responsible of the delivery services after the date at which control of the concentrate passes to the client at the port of loading, that is when it crosses the ship´s rail. Under IAS 18, these shipping services are currently not considered to represent a separate service, hence, no revenue is allocated to them. Instead, concentrate revenue is recognized in full at the date the concentrate passes the ship’s rail, and the costs associated with shipping the goods are considered to be part of cost of sales.

Under IFRS 15, the provision of shipping services in these types of arrangements will be a distinct service (and therefore a separate performance obligation) to which a portion of the transaction price should be allocated and recognized over time as the shipping services are provided. The impact of these changes include:

•	Deferral of revenue: Some of the revenue currently recognized when the concentrate passes the ship’s rail will be deferred and recognized as the shipping services are subsequently provided; and

•	Disclosures: Material revenue allocated to shipping services may need to be disclosed separately from concentrate revenue, either on the statement of profit or loss and other comprehensive income or in the Notes to the Consolidated Financial Statements.

The Company has determined that while these changes will impact some of its arrangements, the overall year-to-year impact on the timing of revenue recognition will not be material and consequently such revenue will not be disclosed separately.

(b)	Presentation and disclosure requirements. In addition to the presentation and disclosure requirements for provisionally priced sales discussed above, IFRS 15 contains other presentation and disclosure requirements which are more detailed than the current IFRS. The presentation requirements represent a significant change from current practice and will increase the volume of disclosure required in the Company’s consolidated financial statements. In 2017, the Company continued testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

IFRS 16 Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees: leases of ‘low-value’ assets and short-term leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted. The Company is evaluating the impact of IFRS 16 on its Consolidated Financial Statements and plans to adopt the new standard on the required effective date.

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

For our exploration activities, there is no production, sales or inventory in a conventional sense. Our financial success is dependent upon the extent to which we are capable of discovering mineralization and the economic viability of exploration properties. The construction and operation of such properties may take years to complete and the resulting income, if any, cannot be determined with certainty. Further, the sales value of mineralization discovered by us is largely dependent upon factors beyond our control, including the market value of the metals produced at any given time.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2017:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Bank loans (principal and interest)()	96.6	96.6	–	–	–
Mid and Long-Term Debt (*)	318.7	54.4	53.8	210.5	–
Capital lease obligations (**)	389.8	55.7	94.9	239.2	–
Other Long-Term Obligations	286.6	248.1	0.7	9.3	28.5
Total Contractual Cash Obligations	1,091.7	454.8	149.4	459.0	28.5

(*)	Long-Term Debt includes:

(i)	US$299.1 million (including US$272.6 million in principal and US$26.5 million interest payments), which relates to long-term debt of Buenaventura.

(ii)	US$90.7 million (including US$80.0 million in principal and US$10.7 million in interest payments), which relates to long-term debt of El Brocal.

(**)	Capital lease obligations include:

(i)	US$188.2 million (including US$162.4 million in principal and US$25.8 million in interest payments), which relates to a financial lease between Banco de Crédito del Perú and Conenhua, Huanza and us for construction of a hydroelectric power station.

(ii)	US$130.5 million (including US$119.6 million in principal and US$10.9 million in interest payments), which relates to a sale and leaseback arrangement between Banco de Crédito del Perú and El Brocal.

As of December 31, 2017, we had no other commercial commitments.

G.	Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

In calculating these figures, we utilize financial records maintained with respect to the various mining units and subsidiaries, each on a standalone basis. Within the stand-alone accounts for each mining unit or subsidiary, we then allocate cost of sales (excluding depreciation and amortization), exploration in operating units and selling expenses in the proportion to each mineral’s commercial value (realized price multiplied by volume sold).

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2016 and 2017 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2016 and 2017 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2016	2017
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	508,566	640,387
Add:
Consolidated Exploration in operating units	96,149	94,928
Commercial Deductions*	244,413	253,923
Consolidated Selling Expenses	21,733	24,088
Consolidated Cost applicable to sales	870,861	1,013,326
*	2017 does not consider deductions of indium for US$16,180

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2016	2017
	(US$ in thousands)
Julcani, Gold	15	0
Julcani, Silver	20,032	26,413
Julcani, Lead	1,855	3,048
Julcani, Copper	83	126
Mallay, Gold	512	225
Mallay, Silver	9,461	8,204
Mallay, Lead	4,943	4,470
Mallay, Zinc	7,371	8,696
Orcopampa, Gold	88,213	105,848
Orcopampa, Silver	4,271	4,097
Orcopampa, Copper	92	255
Uchucchacua, Gold	123	139
Uchucchacua, Silver	92,188	103,014
Uchucchacua, Lead	5,763	12,942
Uchucchacua, Zinc	4,262	12,769
Tambomayo, Gold	0	34,907
Tambomayo, Silver	0	11,791
Tambomayo, Lead	0	2,046
Tambomayo, Zinc	0	3,419
La Zanja, Gold	89,816	99,304
La Zanja, Silver	1,787	2,922
El Brocal, Gold	6,773	7,129
El Brocal, Silver	12,161	19,185
El Brocal, Lead	9,878	15,563
El Brocal, Zinc	45,506	45,929
El Brocal, Copper	92,224	94,021
Non Mining Units	11,237	13,927
Consolidated Cost of sales, excluding depreciation and amortization	508,566	640,387

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2016	2017
	(US$ in thousands)
Julcani, Gold	8	0
Julcani, Silver	10,086	11,614
Julcani, Lead	934	1,340
Julcani, Copper	42	55
Mallay, Gold	183	58
Mallay, Silver	3,379	2,134
Mallay, Lead	1,765	1,163
Mallay, Zinc	2,633	2,262
Orcopampa, Gold	42,985	37,285
Orcopampa, Silver	2,081	1,443
Orcopampa, Copper	45	90
Uchucchacua, Gold	38	29
Uchucchacua, Silver	28,292	21,639
Uchucchacua, Lead	1,769	2,719
Uchucchacua, Zinc	1,308	2,682
Tambomayo, Gold	0	6,386
Tambomayo, Silver	0	2,157
Tambomayo, Lead	0	374
Tambomayo, Zinc	0	626
La Zanja, Gold	591	847
La Zanja, Silver	12	25
El Brocal, Gold	0	0
El Brocal, Silver	0	0
El Brocal, Lead	0	0
El Brocal, Zinc	0	0
El Brocal, Copper	0	0
Non Mining Units	0	0
Consolidated Exploration in operating units	96,149	94,928

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in operation expenses:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2016	2017
	(US$ in thousands)
Julcani, Gold	3	0
Julcani, Silver	5,021	3,676
Julcani, Lead	465	422
Julcani, Copper	25	19
Mallay, Gold	192	70
Mallay, Silver	4,745	2,441
Mallay, Lead	2,471	1,336
Mallay, Zinc	5,796	2,940
Orcopampa, Gold	496	918
Orcopampa, Silver	149	181
Orcopampa, Copper	21	46
Uchucchacua, Gold	46	41
Uchucchacua, Silver	37,877	35,851
Uchucchacua, Lead	2,348	4,350
Uchucchacua, Zinc	6,006	14,286
Tambomayo, Gold	0	110
Tambomayo, Silver	0	1,029
Tambomayo, Lead	0	419
Tambomayo, Zinc	0	797
La Zanja, Gold	293	258
La Zanja, Silver	15	5
El Brocal, Gold	9,028	9,280
El Brocal, Silver	9,971	14,362
El Brocal, Lead	5,490	8,592
El Brocal, Zinc	39,944	33,905
El Brocal, Copper	114,012	118,590
Non Mining Units	0	0
Consolidated Commercial Deductions in operating units	244,413	253,923

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2016	2017
	(US$ in thousands)
Julcani, Gold	1	-
Julcani, Silver	770	540
Julcani, Lead	71	62
Julcani, Copper	3	3
Mallay, Gold	36	11
Mallay, Silver	658	397
Mallay, Lead	344	216
Mallay, Zinc	512	421
Orcopampa, Gold	1,024	976
Orcopampa, Silver	50	38
Orcopampa, Copper	1	2
Uchucchacua, Gold	6	6
Uchucchacua, Silver	4,173	4,824
Uchucchacua, Lead	261	606
Uchucchacua, Zinc	193	598
Tambomayo, Gold	-	927
Tambomayo, Silver	-	313
Tambomayo, Lead	-	54
Tambomayo, Zinc	-	91
La Zanja, Gold	1,032	1,018
La Zanja, Silver	21	30
El Brocal, Gold	419	428
El Brocal, Silver	752	1,152
El Brocal, Lead	611	934
El Brocal, Zinc	2,815	2,757
El Brocal, Copper	5,704	5,644
Non Mining Units	2,278	2,039
Consolidated Selling expenses	21,733	24,088

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2016	2017	2016	2017	2016	2017	2016	2017
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	83	126	15	-	1,855	3,408	20,032	26,413
Add:
Exploration in units in operation	42	55	8	-	934	1,340	10,086	11,614
Commercial Deductions	25	19	3	-	465	422	5,021	3,676
Selling expenses	3	3	1	-	71	62	770	540
Cost applicable to sales	153	202	27	-	3,325	4,873	35,908	42,243
Divide:
Volume Sold	54	32	32	21	2,679	1,916	3,090,967	2,466,846
Cost applicable to sales per unit of mineral sold (US$)	2,837	6,318	825	-	1,241	2543	11.62	17.12

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Mallay mine:

	MALLAY
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2016	2017	2016	2017	2016	2017
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	4,943	4,470	9,461	8,204	7,371	8,696
Add:
Exploration in units in operation	1,765	1,163	3,379	2,134	2,633	2,262
Commercial Deductions	2,471	1,336	4,745	2,441	5,796	2,940
Selling expenses	344	216	658	397	512	421
Cost applicable to sales	9,523	7,185	18,242	13,176	16,312	14,318
Divide:
Volume Sold	6,775	5,926	1,426,986	993,040	8,728	5,926
Cost applicable to sales per unit of mineral sold (US$)	1,406	2,416	12.78	13.27	1,869	2,416

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2016	2017	2016	2017
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	88,213	105,848	4,271	4,097
Add:
Exploration in units in operation	42,985	37,285	2,081	1,443
Commercial Deductions	496	918	149	181
Selling expenses	1,024	976	50	38
Cost applicable to sales	132,718	145,027	6,552	5,759
Divide:
Volume Sold	188,511	195,278	680,708	574,591
Cost applicable to sales per unit of mineral sold (US$)	704	743	9.62	10.02

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2016	2017	2016	2017	2016	2017
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	5,763	12,942	92,188	103,014	4,262	12,769
Add:
Exploration in units in operation	1,769	2,719	28,292	21,639	1,308	2,682
Commercial Deductions	2,348	4,350	37,877	35,851	6,006	14,286
Selling expenses	261	606	4,173	4,824	193	598
Cost applicable to sales	10,140	20,617	162,529	165,329	11,770	30,336
Divide:
Volume Sold	8,350	13,127	14,739,128	15,583,553	5,295	10,281
Cost applicable to sales per unit of mineral sold (US$)	1,214	1,571	11.03	10.61	2,223	2,951

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2016	2017	2016	2017	2016	2017	2016	2017
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization		34,907		11,791		2,046		3,419
Add:
Exploration in units in operation		6,386		2,157		374		626
Commercial Deductions		110		1,029		419		797
Selling expenses		927		313		54		91
Cost applicable to sales		42,330		15,290		2,893		4,932
Divide:
Volume Sold		63,130		1,621,611		1,769		2,398
Cost applicable to sales per unit of mineral sold (US$)		671		9.43		1,635		2,057

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2016	2017	2016	2017
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	89,816	99,304	1,787	2,922
Add:
Exploration in units in operation	591	847	12	25
Commercial Deductions	293	258	15	5
Selling expenses	1,032	1,018	21	30
Cost applicable to sales	91,732	101,427	1,835	2,982
Divide:
Volume Sold	151,189	128,623	229,055	279,737
Cost applicable to sales per unit of mineral sold (US$)	607	789	8.01	10.66

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	92,224	94,021	6,773	7,129	9,878	15,563	12,161	19,185	45,506	45,929
Add:
Exploration in units in operation	-	-	-	-	-	-	-	-	-	-
Commercial Deductions	114,012	118,590	9,028	9,280	5,490	8,592	9,971	14,362	39,944	33,905
Selling expenses	5,704	5,644	419	428	611	934	752	1,152	2,815	2,757
Cost applicable to sales	211,940	218,254	16,220	16,836	15,979	25,090	22,884	34,699	88,265	82,591
Divide:
Volume Sold	45,572	42,633	13,062	15,881	11,874	19,415	1,696,176	3,253,899	48,806	43,120
Cost applicable to sales per unit of mineral sold (US$)	4,651	5,119	1,242	1,060	1,346	1,292	13.49	10.66	1,808	1,915

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS
	TOTAL
	For the year ended December 31,
	2016	2017
	(US$ in thousands)
Cost of Sales, excluding depreciation and amortization	11,237	13,927
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	2,278	2,039
Total Cost applicable to sales	13,515	15,966

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Consolidated Financial Statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 and the related Notes thereto included elsewhere in this Annual Report. The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS and in U.S. Dollars.

A.	Operating Results

Overview

Yanacocha, the largest gold producer in South America, was established in Peru in January 1992 and commenced production activities in August 1993. Yanacocha’s operations are located in the Andes Mountains in Northern Peru, in the area of Cajamarca which is located approximately 600 kilometers north of Lima and north of the city of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 54.05% owned by Newmont Mining through its wholly-owned subsidiary Newmont Second and 45.95% owned by Buenaventura through our wholly-owned subsidiary Condesa. Yanacocha is managed by Newmont Peru S.R.L. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Management of Yanacocha—General Manager/Management Agreement.”

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2017	2016	2015
Gold sales (in thousands of US$)	670,905	791,766	1,070,021
Gold sold (oz.)	537,268	636,931	924,175
Average gold price received (US$/oz.)	1,249	1,243	1,159
Other operating expenses, net (in thousands of US$)	63,514	71,496	82,846
Loss for the year (in thousands of US$)	(175,454)	(1,043,752)	(450,195)

Gold sales. Gold sales decreased by 15%, or US$121 million, from 2016 to 2017, due to lower ounces sold as a result of lower production. Gold ounces produced decreased 18% due primarily to lower mill throughput, recovery and grade and lower leach tons placed at a lower grade.

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased by 4% or US$29.5 million from 2016 to 2017. Ounces sold decreased by 15% from 2016 to 2017.

Other operating expenses, net. Other operating expenses, net decreased by 11% or US$8 million from 2016 to 2017, primarily due to a US$12 million decrease in write-offs for fixed asset, partially offset by the increase in Exploration and Advance Projects of US$2 million.

Income tax benefit (expense). Yanacocha’s financial and operating results included an income and mining tax expense of US$7 million in 2017 compared to an expense of US$43.1 million in 2016. The difference was primarily due to lower current income tax and lower royalties and mining taxes.

Dividends. On February 15, 2016, Yanacocha’s board of directors unanimously agreed to distribute dividends in the amount of US$300 million, which corresponds to a portion of the accumulated results as of December 31, 2014, which were generated in 2011.

Critical Accounting Policies

Yanacocha has furnished us with a discussion of its critical accounting policies or methods used in the preparation of its financial statements. Critical accounting policies are those that are reflective of significant judgments and uncertainties and could potentially impact results under different assumptions and conditions. See Note 2.4 to the Yanacocha Consolidated Financial Statements for a more complete listing of standards issued but not effective.

The standards and interpretations that are issued as of the date of Yanacocha’s financial statements but not yet effective and are reasonably expected to have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below. Yanacocha intends to adopt these standards, if applicable, when they become effective. The standards and interpretations not expected to impact Yanacocha’s disclosures, financial position or performance are not listed below. See Note 4 to the Yanacocha Consolidated Financial Statements for a more complete listing of Yanacocha’s accounting policies.

Results of Operations for the Years Ended December 31, 2017 and 2016

Sales

Gold sales. Gold sales decreased by 15%, or US$121 million, from 2016 to 2017, due to lower production. Gold ounces produced decreased 18% due primarily to lower gold mill production by less throughput, and less gold grade and recovery by mineral with higher soluble copper content as well as lower leach pad production due to lower gold grade and minerals with higher fine content. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales

Costs applicable to sales for the year ending December 31, 2017 and 2016 comprised:

	2017	2016
	(US$ in thousands)
Beginning balance of finished goods and in-process	446,503	544,325
Beginning balance of provision for net realizable value	(84,374)	(90,298)
Consumption of supplies	240,881	228,376
Personnel expenses	99,702	87,258
Other services	66,408	73,779
Maintenance	24,033	36,213
Power	23,565	27,270
Depreciation and amortization	87,783	140,712
Workers’ profit participation	1,242	12,394
Reclamation expenses related to leach pad	124,124	78,494
Ending balance of provisions for net realizable value	62,540	84,374
Ending balance of finished goods and in-process	(345,489)	(446,503)
	746,918	776,394

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased by 4% or US$29.5 million from 2016 to 2017. Costs applicable to sales per ounce of gold increased by 18% from US$1,185 in 2016 to US$1,397 in 2017.

Operating costs increased by 1% from US$453 million in 2016 to US$455 million in 2017. Operating costs consist primarily of drilling, blasting, loading, hauling and milling costs.

Reclamation expenses related to leach pads of US$124 million are due to a non-cash charge to reclamation expenses for the year ended December 31, 2017 related to the areas of Yanacocha’s operations no longer in production. The increase to the reclamation obligation of US$46 million is mainly due to a decrease in the market-based discount rate compared to last year.

Workers’ profit participation decreased by 90%, from US$12 million in 2016 to US$1 million in 2017. This decrease was directly related to the decrease in Yanacocha’s taxable income from 2016 to 2017. Workers’ profit participation expense is calculated based on taxable net income and in accordance with Peruvian labor legislation.

The portion of leach pad inventory write-downs associated with costs applicable to sales increased from US$5.9 million to US$21.8 million due to the higher future costs.

Depreciation, depletion and amortization decreased by 38% from US$141 million in 2016 to US$88 million in 2017. This decrease was attributable principally to the effect of impairment in the 2017 depreciation.

Administrative expenses

Administrative expenses for the years ended December 31, 2017 and 2016 were composed of:

	2017	2016
Management expenses	$3,395	$7,191
Other	1,365	1,589
	$4,760	$8,780

Other operating expenses, net

Other operating expenses, net for the years ended December 31, 2017 and 2016 were as follows:

	2017	2016

Exploration and advance project	$51,694	$49,580
Severance program	9,419	9,659
Write-off of fixed assets	1,368	14,036
Others, net	1,033	(1,779)
	$63,514	$71,496

Exploration and advanced project costs increased from US$50 million in 2016 to US$52 million in 2017. This increase was primarily due to increased drilling activities in 2017.

Impairment of long-lived assets

In December 2017, Yanacocha performed a formal evaluation of its cash generating units and concluded that there were no impairment indicators as of December 31, 2017.

In 2016, the Company’s management determined that there was objective evidence that its investment in Yanacocha might be impaired. During 2016, compared to prior years, Yanacocha experienced a decrease in the volume of gold produced, an increase in production costs, and a decrease in operating cash flows, all of which resulted from a depletion of Yanacocha’s gold reserves. As a result of these indicators, the Company performed an impairment test in December 2016.

The recoverable amount of the Company’s investment in Yanacocha was determined to be US$528.9 million as of December 31, 2016, which was based on a value in use calculation using cash flow projections from Yanacocha’s financial budgets from 2017 to 2026. As a result of this analysis, the Company concluded that no additional impairment loss on its investment in Yanacocha was required to be recorded as the recoverable amount exceeded the recorded value of the investment.

In performing its impairment testing, the Company determined that the recoverable amount was most sensitive to the following assumptions:

•	Production volumes: Estimated production volumes are based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of the planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted.

•	Commodity prices: Forecasted commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. Estimated gold prices for the current and long-term periods were as follows: US$1,221/ounce for 2017 and US$1,300/ounce for 2018 and thereafter.

•	Discount rate: In calculating the value in use, the Company applied a pre-tax discount rate of 7.1% to the pre-tax cash flows. This discount rate was derived from the Yanacocha’s post-tax weighted average cost of capital, with appropriate adjustments made to reflect the risks specific to the investment.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expense of US$7 million in 2017 compared to US$43 million in 2016. This decrease was directly related to lower taxable income.

Net loss

Net loss decreased by US$868 million, from net loss of US$1,043.7 million in 2016 to net of US$175 million in 2017, mainly explained by the 2016 impairment of US$889 million.

Results of Operations for the Years Ended December 31, 2016 and 2015

Sales

Gold sales. Gold sales decreased by 26%, or US$278 million, from 2015 to 2016, due to lower ounces sold as a result of lower production, partially offset by the increased realized price. Gold ounces produced decreased 29% due primarily to lower mill throughput, recovery and grade and lower leach tons placed at a lower grade. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold. Production by mine was as follows:

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

Exploration and advanced project costs decreased from US$64 million in 2015 to US$50 million in 2016. This decrease was primarily due to less drilling activity in 2016, reduction in the number of drill machines (from ten in 2015 to three in 2016) and lower headcount expenses in 2016 as compared to 2015.

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

Key assumptions used for the impairment testing as of December 31, 2016 included:

Production volumes: Estimated production volumes are based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of the planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted.

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

Commodity prices: Forecasted commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the mining industry and consistent with external sources. These prices were adjusted to arrive at appropriate consistent price assumptions for the different qualities and type of commodities, or, where appropriate, contracted prices were applied. These prices are reviewed at least annually.

Estimated prices for the current and long-term periods that have been used to estimate future revenues are as follows:

	Current		Long-term
Gold (per ounce)	US$	1,221	US$	1,300

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

B.	Liquidity and Capital Resources

As of December 31, 2017, Yanacocha had cash and cash equivalents of US$675 million, substantially all of which were held in U.S. Dollars, as compared to US$677 million as of December 31, 2016.

Cash provided by operating activities

Yanacocha generated net cash flow from operations of US$95 million in 2017 and US$140 million in 2016. The net cash flow from operations in 2017 was 32% or US$45 million lower than in 2016. The decrease was primarily driven by lower gold sales due to lower gold production.

Yanacocha generated net cash flow from operations of US$140 million in 2016 and US$274 million in 2015. The net cash flow from operations in 2016 was 49% or US$134 million lower than in 2015. The decrease was primarily driven by lower gold sales.

Cash used in investing activities

Net cash used in investing activities was US$49 million in 2017 compared to US$106 million in 2016. The decrease in cash used in investing activities was mainly due to the completion of the Northern Tailings project and a decrease in investments in major replacements for our assets, predominantly due to improvements in monitoring the condition of our equipment.

Net cash used in investing activities was US$106 million in 2016 compared to US$117 million in 2015. The decrease in cash used in investing activities was mainly due to lower costs associated with the construction of the water treatment plant located in Quinua (in 2015 the purchase of older equipment was made) and a decrease in investments in replacement components for our assets, predominantly due to improvements in monitoring the condition of our equipment, which offset higher expenses in 2016 related to the Yanacocha Laybacks Project for the construction of the Northern Tailings project.

Cash used in financing activities

Net cash used in financing activities was US$48 million in 2017, as compared to US$300 million in 2016. The decrease was primarily driven by the fact that Yanacocha did not distribute dividends in 2017. In addition, on December 22, 2017, Yancocha repurchased 63,922,565 shares owned by International Finance Corporation (“IFC”) for US$48 million, which represented the 5% of the capital stock of Yanacocha.

Net cash used in financing activities was US$300 million in 2016, (US$0 million in 2015 and 2014). On February 15, 2016, Yanacocha’s board of directors unanimously agreed to distribute dividends in the amount of US$300 million, in proportion to each shareholder’s equity interest, which corresponds to a portion of the accumulated results as of December 31, 2014 generated in 2011.

C.	Capital Expenditures

In 2017, Yanacocha’s principal capital expenditures of US$51 million included the access road construction at the Quecher project, the expansion of the tailing facilities for Yanacocha stockpiles 6 and 7 and major components of the mail fleet.

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

G.	Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2017:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Reclamation and Remediation Liability	1,235	19	56	90	1,070
Open Purchase Orders receipt	-	-	-	-	-
Other Long-Term Obligations	22	-	22	-	-
Total Contractual Cash Obligations	1,257	19	78	90	1,070

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016, and 2017 and the related Notes thereto included elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

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

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2015, 2016 and 2017:

	As of and for the year ended December 31,
	2015	2016	2017
Income statement data (1)
Sales of goods (US$ in thousands)	1,115,617	2,384,154	3,202,931
Profit for the year (US$ in thousands)	33,284	340,907	349,881

Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (tons in thousands)	47,603	43,000	45,000
Millable ore reserves (tons in thousands)	925,365	854,000	885,000
Probable:
Leachable ore reserves (tons in thousands)	104,963	78,000	61,000
Millable ore reserves (tons in thousands)	2,778,009	2,698,000	2,586,000
Average copper grade of leachable ore reserves (%)	0.35	0.32	0.29
Average copper grade of millable ore reserves (%)	0.38	0.37	0.37

Production (3)
Cathodes (in thousands of recoverable pounds)	105,077	107,960	82,180
Concentrates (in thousands of recoverable pounds)	439,405	999,850	980,030
Average realized price of copper sold (US$ per ton payable)	4,518	4,759	6,637

(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

(2)	Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data”. Cerro Verde used US$2.00 per pound of copper to determine copper as of December 31, 2017. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.

(3)	Derived from “Item 3. Key Information – A. Selected Financial Data”.

Cerro Verde Mining Royalties

On June 23, 2004, Law N° 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by MEM. As described in Note 14(a) to the Cerro Verde Financial Statements, prior to January 1, 2014, Cerro Verde determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, Cerro Verde began paying royalties calculated on operating income with rates between 1% and 12% and a new special mining tax for its entire production base under its current 15-year stability agreement. See Note 14(b) to the Cerro Verde Financial Statements for a summary of amounts recognized by Cerro Verde for special mining tax and mining royalties for the years ended December 31, 2017, 2016 and 2015.

Superintendencia Nacional de Administración Tributaria (“SUNAT”), has assessed mining royalties on materials processed by Cerro Verde’s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2011.

SUNAT issued resolutions denying the claims made by Cerro Verde from December 2006 through December 2009. Cerro Verde appealed this decision to tax court. On June 20, 2013, the Peruvian Tax Tribunal issued two decisions reaffirming assessments for the period December 2006 through December 2008. Decisions by the tax court ended the administrative stage of the appeal procedures for these assessments.

On September 18, 2013, Cerro Verde filed two administrative demands in the court system. In connection with demands for the periods December 2006 to December 2007, the Twentieth Tax and Customs Specialized Contentious Administrative Court of Lima dismissed this claim. On May 2, 2016, Cerro Verde appealed this decision. The Seventh Contentious Administrative Court dismissed this claim in July 2017. On August 9, 2017, Cerro Verde appealed the decision to the Supreme Court.

With respect to the judiciary appeal related to the assessment for the year 2008, on December 17, 2014, the Eighteenth Contentious Administrative Court rendered its decision upholding Cerro Verde’s position and nullifying SUNAT’s assessment and the Peruvian Tax Tribunal’s resolution (S/106.4 million). The Court’s position also invalidates all penalties and interest assessed by SUNAT for that period (S/139.7 million). In December 2014, SUNAT appealed this decision. On January 29, 2016, the Sixth Superior Justice Court nullified the decision of the Eighteenth Contentious Administrative Court. On February 23, 2016, Cerro Verde appealed the decision to the Supreme Court. On October 6, 2017, the Supreme Court issued a ruling in favor of SUNAT that the assessments of mining royalties for the year 2008 on ore processed by the Cerro Verde concentrator were proper under Peruvian law.

On October 1, 2013, SUNAT served Cerro Verde a demand for payment totaling S/492 million (approximately US$151.5 million based on the December 31, 2017 exchange rate, including interest and penalties of US$89.2 million) based on the Peruvian Tax Tribunal’s decisions for the period December 2006 to December 2008. As permitted by law, Cerro Verde requested, and was granted, an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments. As of December 31, 2017, Cerro Verde has made payments totaling S/459.7 million (US$145.9 million based on the exchange rate on the date of payment and US$141.7 million based on December 31, 2017 exchange rates) under the installment program, which are presented in the non-current portion of other non-financial assets in the statements of financial position. See Note 14 to the Cerro Verde Financial Statements.

In July 2013, a hearing on SUNAT’s assessment for 2009 was held, but no decision has been issued by the Peruvian Tax Tribunal for that year. As of December 31, 2017, the amount of the assessment, including interest and penalties, for the year 2009 was S/289.2 million (approximately US$89.1 million based on the December 31, 2017 exchange rate, including interest and penalties of US$56.2 million).

In April 2016, Cerro Verde received assessments from SUNAT for the year 2010 and for January to September 2011. On May 11, 2016, Cerro Verde appealed these assessments. On March 1, 2017, SUNAT issued resolutions denying Cerro Verde’s claims. On March 22, 2017, Cerro Verde appealed this decision to the tax court. As of December 31, 2017, the amount of assessments from SUNAT including interest and penalties for the year 2010 and from January to September 2011 is S/586.5 million (approximately US$180.7 million based on the December 31, 2017 exchange rate, including interest and penalties of US$99.9 million).

On January 18, 2018, Cerro Verde received assessments from SUNAT related to mining royalties for the fourth quarter 2011. Cerro Verde plans to appeal these assessments. As of December 31, 2017, the amount of the assessments from SUNAT including interest and penalties for the fourth quarter 2011 is S/49.8 million (approximately US$15.3 million based on the December 31, 2017, exchange rate, including interest and penalties of US$7.8 million).

As a result of the unfavorable Supreme Court decision on the 2008 royalty matter, Cerro Verde recorded net charges totaling US$393 million for the year ended December 31, 2017, associated with disputed royalty assessments and potential royalty and related assessments for the period December 2006 through the year 2013. See Note 14(b), Note 18 and Note 19 to the Cerro Verde Financial Statements. Cerro Verde intends to seek a waiver available under Peruvian law of penalties and interest associated with this matter and has not recorded charges for potential unpaid penalties and interest totaling US$385 million as of December 31, 2017.

In December 2017, as a result of the unfavorable Supreme Court decision on the 2008 royalty matter, Cerro Verde requested the return of the amounts that would have been paid in excess for the GEM (September 2012 to December 2013), FONAVI (National Housing Fund) (December 2012 to December 2013) and customs duties (2013).

The Company acted in good faith in applying the provisions of its 1998 Stability Agreement and continues to evaluate alternatives to defend its rights.

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

Mill and leach stockpiles generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. Mill stockpiles contain sulfide ores and recovery of metal is through milling and concentrating. Leach stockpiles contain oxide ores and certain secondary sulfide ores and recovery of metal is through exposure to acidic solutions that dissolve contained copper and deliver it in a solution to extraction processing facilities.

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, a reasonable estimation method is employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast hole cuttings determine the estimated copper grades of material delivered to mill and leach stockpiles.

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

Mine Closure Provision

Cerro Verde assesses its provision for remediation and mine closure quarterly. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, interest rates and inflation rates. As discussed in Note 2(j) to the Cerro Verde Financial Statements, estimated changes in the fair value of the provision for remediation and mine closure or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (“ARC”) in accordance with IAS 16, “Property, Plant and Equipment.”

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

Stripping cost

Cerro Verde incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. During the production phase, stripping costs (production stripping costs) can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The former are included as part of the costs of inventory, while the latter are capitalized as asset stripping activities, where certain criteria are met.

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

Results of Operations for the Years Ended December 31, 2017 and 2016

Net sales. Net sales, including and mark-to-market adjustments for pounds of copper pending settlement, increased by 34%, from US$2,384.1 million in 2016 to US$3,202.9 million in 2017, principally due to an increase in realized copper price. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017	Variation
Average price
Copper (US$ per ton)	4,759	6,637	28%

Volume sold
Copper (in tons)	501,000	482,587	-4%

Average realized copper prices per ton increased from US$4,759 in 2016 to US$6,637 in 2017. The volume of copper sold decreased from 501,000 tons in 2016 to 482,587 tons in 2017. The combined effect of these changes resulted in a US$0.8 million increase in income from sales of copper in 2017 compared to 2016.

Total costs of sales of goods. Total costs of sales of goods increased from US$1,553.0 million in 2016 to US$1,768.2 million in 2017, due mainly to the net effect of the following:

(a)       Labor costs, including workers’ profit sharing, increased by 33%, from US$215.8 million in 2016 to US$286.1 million in 2017, mainly due to an increase in profit sharing associated with higher income;

(b)       Material and supplies consumption cost increased by 12%, from US$496.9 million in 2016 to US$556.0 million in 2017 due to major mine components repair and higher supplies consumption in concentrator plants.

(c)       The variation of in process inventories increased from a favorable balance of US$3.8 million in 2016 to an unfavorable US$51.4 million in 2017 as a result of increased quantity of lower concentrate grade material removed during 2017; and

(d)       Repair and maintenance services increased by 44%%, from US$100.9 million in 2016 to US$144.8 million in 2017.

Total operating expenses. Operating expenses increased by 158%, from US$155.5 million in 2016 to US$400.5 million in 2017 due mainly to the following:

(a)       Selling expenses increased by 8%, from US$131.4 million in 2016 to US$141.7 million in 2017, mainly due to higher ocean freight and higher land freight and port facilities; and

(b)       Other expenses increased by US$234.7 million in 2017, mainly due to expenses associated with the royalty dispute.

Income tax. Income tax expense, including current and deferred expense, increased by 85%, from an expense of US$263.1 million in 2016 to an expense of US$486.0 million in 2017. Net current income tax expense (including mining taxes) increased by US$474.0 million primarily due to the dispute of mining royalties and special mining taxes and an increase in profits in 2017.

Net income. As a result of the foregoing, net income increased by 3%, from US$340.9 million in 2016 to US$349.9 million in 2017. As a percentage of net sales, net income was 11% in 2017, compared to 14% in 2016.

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

(c)       The variation of in process inventories decreased from US$118.3 million in 2015 to US$3.8 million in 2016 as a result of lower concentrate grade material placed in 2016;

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

Net income. As a result of the foregoing, net income increased by 924%, from US$33.3 million in 2015 to US$340.9 million in 2016. As a percentage of net sales, net income was 14% in 2016, compared to 3% in 2015.

B.	Liquidity and Capital Resources

As of December 31, 2017, Cerro Verde had cash and cash equivalents of US$600.0 million, compared to US$30.0 million as of December 31, 2016.

Cash provided by (used in) operating activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents provided by operating activities were US$1,615 million in 2017, compared to net cash used in operating activities of US$946 million in 2016. This change in net cash flow provided by operating activities in 2017 compared to 2016 was mainly attributable to the following factors:

•	an increase in proceeds from sales from US$2,158 million in 2016 to US$3,198 million in 2017;

•	an increase in payments of income tax from US$69 million in 2016 to US$282 million in 2017;

•	an increase in payments to suppliers and other operational expenses from US$1,503 million in 2016 to US$1,645 million; and

•	a decrease in value-added tax (“VAT”) refunds from SUNAT from US$360 million in 2016 to US$344.4 million in 2017.

Cash provided by operating activities for the years ended December 31, 2016 and 2015. Net cash and cash equivalents provided by operating activities were US$946 million in 2016, compared to net cash used in operating activities of US$194.4 million in 2015. This change in net cash flow provided by operating activities in 2016 compared to 2015 was mainly attributable to the following factors:

•	an increase in proceeds from sales from US$1,120 million in 2015 to US$2,158 million in 2016;

•	an increase in VAT refunds from SUNAT from US$3 million in 2015 to US$360 million in 2016;

•	a decrease in payments of income tax from US$121 million in 2015 to US$69 million in 2016; and

•	an increase in payments to the supplier and other operational expenses from US$1,196 million in 2015 to US$1,503 million in 2016.

Cash used in investing activities for the years ended December 31, 2017 and 2016. Net cash used in investing activities decreased from US$478.8 million in 2016 to US$306.4 million in 2017, mainly due to lower payments related to the purchase of property, plant and equipment of US$270 million, and an increase in stripping asset activity of US$92 million in 2017.

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

Cash provided by (used in) financing activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents used in financing activities was US$738.3 million in 2017, compared to net cash provided by financing activities of US$443.2 million in 2016. The increase in net cash in financing activities was primarily due to a decrease in proceeds from loans under all Cerro Verde credit facilities of US$117 million, and a net increase in the repayment of loans of US$166 million (including total payments to the partners).

Cash provided by (used in) financing activities for the years ended December 31, 2016 and 2015. Net cash and cash equivalents used in financing activities was US$443.2 million in 2016, compared to net cash provided by financing activities of US$1,965.5 million in 2015. The decrease in net cash in financing activities was primarily due to a decrease in proceeds from loans under all Cerro Verde credit facilities, including partners, of US$2,146 million, and an increase in repayment of loans of US$265 million.

Long-term Debt

As of December 31, 2017, Cerro Verde had total long-term debt of US$1,268 million in connection with amounts drawn from a five year US$1.5 billion unsecured credit facility.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2017:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-5 years	More than 5 years
Provision for Remediation and Mine Closure	157	1	7	149
Other Current and Long-Term Contractual Obligations	1,475	195	1,280	-
Total Contractual Cash Obligations	1,632	196	1,287	149

ITEM 6.	Directors, Senior Management and Employees

A.	Board of Directors and Senior Management

Our Board is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board. The Board, which must be composed of seven members, is elected at the annual obligatory meeting of shareholders (the “Annual Obligatory Meeting”) for a three-year term. The last election took place in March 2017, and the next election is scheduled for March 2020. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides(1)	63	Chairman of the Board	1980	March 2020
Jose Miguel Morales (1)	72	Director	2012	March 2020
Felipe Ortiz-de-Zevallos	70	Director	2003	March 2020
Germán Suárez	77	Director	2005	March 2020
William Champion	64	Director	2016	March 2020
Diego de la Torre	55	Director	2017	March 2020
Nicole Bernex	68	Director	2018	March 2020

Executive Officers
Victor Gobitz	53	President and Chief Executive Officer	2017
Leandro Garcia	50	Vice President and Chief Financial Officer	2017
Raúl Benavides (1)	62	Vice President Business Development	1997
Alejandro Hermoza	56	Vice President Community Relations	2008
Gonzalo Eyzaguirre	48	Vice President Operations	2017
Gulnara la Rosa	53	General Counsel	2012

___________________

(1)	Roque Benavides is the brother of Raúl Benavides, and José Miguel Morales is the brother-in-law of Roque Benavides and Raúl Benavides.

Set forth below is biographical information concerning members of our management.

Roque Benavides, Chairman of the Board and member of the Nominating Committee. Mr. Benavides received his degree in Civil Engineering from the Pontifical Catholic University of Peru (PUCP) in 1977 and his Master of Business Administration from the Henley Business School at the University of Reading in the U.K. in 1980. He also completed the Management Development Program at the Harvard Business School in 1985 and the Advanced Management Programme at Oxford University in 1997. He is currently the Chairman of the Board and a member of the board of directors of some of the Company’s related entities. He is also a member of the board of directors of Banco de Crédito del Perú and UNACEM. He was previously President of the Peruvian Mining, Oil, and Energy Association (SNMPE) and the Peruvian Confederation of Private Business Institutions (CONFIEP).

José Miguel Morales, Director and member of the Nominating and Corporate Governance Committees. Mr. Morales is an attorney at law who graduated from the Pontifical Catholic University of Peru (PUCP) in 1958 and completed the Sloan Program at Stanford University School of Business in 1976. He served as Chief Counsel to the Company from 1973 to 2012 and was elected as a member of the Board of Directors in 2012. He has been a senior partner at the law firm Estudio Aurelio García Sayán since 2007 and has worked for the firm since 1965. He is also a member of the board of directors of some of the Company’s related entities and various other businesses. He was President of the Institute of Mining and Oil Law, the Peruvian Mining, Oil, and Energy Association, and CONFIEP. He is currently the President of the Entrepreneurs for Education Association.

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz-de-Zevallos has been a member of the Board of Directors since August 2003. He was the Rector of the Universidad del Pacífico from 2014 to 2016. He is the founder of Grupo APOYO and has been the president of the organization since 1977. He received his degree in Industrial Engineering from the National University of Engineering (UNI) (and obtained his MSc in Administration and Systems from the University of Rochester. He graduated from the OPM Program at Harvard Business School in 1996. He also served as Peruvian Ambassador to the United States from September 2006 to March 2009.

German Suárez, Director and Chairman of the Audit Committee and Compensation Committee. Mr. Suarez received his bachelor’s degree in Economics from the National University of San Marcos (UNMSM) in 1965 and received his Master of Economics degree from Columbia University in 1969. He has been a member of the Board of Directors since March 2015. He spent the majority of his professional career with the BCRP, where he served as chairman of the board of the Peruvian Central Reserve Bank (BCRP) from 1992 to 2001. He has been a member of the board of directors of Bladex, Extebandes, Arlabank, Latin American Reserves Fund, Credicorp Ltd. and Banco de Crédito del Perú. He was the president of the Banco de la Nación, the director of various companies and a governor to the IMF and IDB. He presided over the G-24 for IMF and World Bank affairs.

Diego de la Torre, Director.  Mr. de la Torre holds a bachelor’s degree in Business Administration from Universidad del Pacífico in Lima and his Master in Business Administration from the London Business School in England. He is a cofounder and Chairman of the Board of La Viga and Quikrete Perú. He is also a member of the Advisory Committee of the David Rockefeller Center for Latin American Studies at Harvard University, as well as an economics columnist for the newspaper El Comercio. He was previously a professor at the Universidad del Pacífico for twelve years and a member of the board of directors of several companies and institutions, including Endeavor Perú, IPAE and Perú 2021. Since 2005, he has been the president of the United Nations Global Compact in Peru. In 2013, he received the “Empresario Integral” award given by the Latin American Business Council. Also, in 2015, he was selected among the “Top 100 Influential Leaders” by AACSB International. He has been a member of the Board of Directors since 2017.

Nicole Bernex, Director. Ms. Bernex received her PhD in Geography from the Paul Valéry University of Montpellier (France). She has served as professor of the Department of Humanities of the Pontifical Catholic University of Peru (PUCP), academic director of the Research Center in Applied Geography (CIGA) of the PUCP, president of the Geographic Society of Lima and president emeritus of the Peruvian Forum for Water (GWP Peru). Ms. Bernex is also a member of the National Academy of Sciences of Peru, the esteemed Water Program of the Inter-American Network of Academies of Sciences (IANAS) and the Steering Committee of 2030 WRG. She has been the director of several research projects and programs, including the “Scientific, legal and financial design of the Scientific Institute of Water – ICA” (CONCYTEC-IRD-PUCP) and the “Water, Climate and Development Program – PACyD” of Global Water Partnership South America. She has been published more than 160 times in many books, articles and other publications.

William Champion, Director. Mr. Champion earned his bachelor’s degree in Chemical Engineering and Biology from the University of Arizona, in Tucson, Arizona, United States. He has been a Member of the Board since January 2016 and also serves as a director of Gladiator Mining Group LLC, a private mining investment company based in the United States. With over 40 years of executive, management, and operating experience in the mining sector, Mr. Champion worked at Rio Tinto PLC from 2002 to 2014 in various positions, was managing director of Rio Tinto Coal Australia and Rio Tinto Diamonds, served as president and chief executive officer of Kennecott Utah Copper and worked at Phelps Dodge Mining Company from 1984 to 1995, where he held different positions, including president of Phelps Dodge de Chile.

Victor Gobitz, President and Chief Executive Officer. Mr. Gobitz graduated in 1986 from Pontifical Catholic University of Peru, earned his Master of Business Administration from the ESAN School of Business in 1998. He holds specialized degrees from the Kellogg School of Management (2015) and the Wharton School at the University of Pennsylvania (2005). With over 25 years of experience in managing mining operations and projects, Mr. Gobitz has been the general manager of Buenaventura since January 2017 and a director of Sociedad Minera El Brocal since the same year. He previously served as chief executive officer of Compañía Minera Milpo from 2013 to 2016, general manager and director of Río Alto Mining (now Tahoe Resources) from 2011 to 2013 and Castrovirreyna Compañía Minera from 2008 to 2010, operations manager of Sociedad Minera El Brocal and assistant general manager and director of Volcan Compañía Minera. He is currently the president of the Peruvian Institute of Mining Engineers (IIMP), a director of Gerens Escuela de Negocios and a professor at Pontifical Catholic University of Peru.

Leandro Garcia, Vice President and Chief Financial Officer. Mr. Garcia earned his bachelor’s degree in business administration and bachelor’s degree in accounting from Universidad del Pacífico and his Master of Business Administration from the University of Miami in Florida and completed the Management Development Program at Harvard Business School in 2017. He held the position of Treasury Head at Buenaventura from 1990 to 1997. He then worked as the finance manager at Sociedad Minera El Brocal until 2000, as general manager of Boticas BTL until 2005 and as general manager of Boticas Inkafarma until June 2011. Mr. Garcia rejoined Buenaventura as Controller General in July 2011. He has also served as a director of Química Suiza Retail, the business that manages the Mi Farma pharmacy chain, since January 2016.

Gonzalo Eyzaguirre Tejeda, Vice President of Operations. Mr. Tejeda has a degree in mining engineering from the Pontificia Universidad Católica del Perú. He received his Master of Business Administration from the Schulich School of Business in Toronto, Canada and completed the General Management Program at Harvard University in 2012. He served as general manager of Sociedad Minera El Brocal since October 2014, as well as general manager of Gold Fields La Cima in Cajamarca. Mr. Tejeda has served as the Vice President of Operations of Buenaventura since July 2017.

Raúl Benavides Ganoza, Vice President of Business Development. Mr. Ganoza earned his bachelor’s degree in mining engineering from the University of Missouri—Rolla. He received his Master of Mining Administration from Pennsylvania State University and completed the Advanced Management Program at Harvard Business School. He has served as president of the IIMP and was the founder and president of the Mining Safety Institute (ISEM). He is currently the president of CETEMIN, the vocational mining school. He has worked at Buenaventura since 1980, and is the Director of 11 related companies.

Alejandro Hermoza Maraví, Vice President of Labor, Social and Environmental Affairs. Mr. Maraví graduated from the University of Maryland with a bachelor’s degree in Mechanical Engineering and a Master in Engineering and from the Peruvian University of Applied Sciences (UPC) with a Master in Administration. He previously worked as the Development Manager of the Peruvian Confederation of Private Business Institutions (CONFIEP) and has worked at Buenaventura since 2003, where he has held the position of community relations manager from 2008 to 2011 and deputy manager of Administration and Human Resources from 2003 to 2008. In 2011, he completed the Advanced Management Program at Harvard Business School.

Gulnara La Rosa, General Counsel. Ms. La Rosa received her law degree from Pontificia Universidad Católica del Perú in 1992. She also completed the Corporate Law Specialization Program at Universidad de Navarra, Spain, in 1991 and the High Specialization Program of Finance and Corporate Law at ESAN Graduate School of Business, Peru, in 2001. In addition, Ms. La Rosa attended the Management Program for Lawyers at Yale School of Management in 2005 and the Corporate Governance and Performance Program at Yale School of Management in 2012. Ms. La Rosa has worked at Buenaventura since 1990. She was the legal director from 2006 to 2012 and was appointed as legal manager and general counsel in July 2012. Ms. La Rosa served as the head of the Legal Department from 1997 to 2006 and as a staff attorney from 1991 to 1997.

B.	Compensation

During the year ended December 31, 2017, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$10.5 million, including director’s fees accrued in 2016 and paid in 2017. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 29(e) to the Consolidated Financial Statements for further information.

C.	Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders (the “General Meeting”) and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly consolidated financial statements, reviews consolidated financial statements before their presentation to the Superintendencia del Mercado de Valores, or the “SMV” (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities) (“CONASEV”)), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are Messrs. Suárez, Ortiz-de-Zevallos and de la Torre.

Compensation Committee

The compensation committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee for 2017 were Messrs. Ortiz-de-Zevallos, Suárez, del Solar (until March 2017) and de la Piedra (since April 2017).

Nominating Committee

The Nominating Committee is responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders. The members of the Nominating Committee for 2017 were Messrs. Benavides, Morales and Ortiz-de-Zevallos.

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2017 were Messrs. Benavides, Morales and Ortiz-de-Zevallos.

D.	Employees

As of December 31, 2017 we, including our subsidiaries and Coimolache, had 3,717 employees. In addition, we have entered into arrangements with independent contractors that employed 13,519 workers at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2017, the average tenure of Buenaventura’s permanent laborers was approximately 8 years.

Of the 3,118 permanent employees employed by Buenaventura and its subsidiaries directly, approximately 36% are members of 11 different labor unions (including four unions for clerical workers, seven unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. There are also six unions for workers employed by independent contractors that were formed over the last seven years in our mines at Uchucchacua, Orcopampa, La Zanja, Julcani and El Brocal.

Each of the labor unions is company-based with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length and set wages for the applicable period, including increases as negotiated and certain other employee benefits, such as overtime, bonuses and family benefits.

Between January and June 2017, we did not experience any strikes or stoppages. In July 2017, we recorded one day of stoppage at El Brocal and three days of stoppage at Orcopampa and Uchucchacua, all of which were due to strikes called by the Mining National Workers Federation. In October 2017, we experienced three days of stoppage at Orcompampa related to affairs with the community’s labor union. There was also an 11-day work stoppage at Uchucchacua related to affairs with the neighboring community of Oyon that continued through early November. Also in November, we experienced a stoppage in Orcopampa related to affairs with the Chilcaymarca community that lasted four days.

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses, including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of our employees and housing, hospitals and a full range of social services for our permanent employees and their families at town sites near our mines in compliance with mining regulations. We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the employee profit sharing amount equivalent to 8% of the annual pre-tax profits of their employer, 50% of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50% of such profits to be distributed based on the aggregate annual salary of each employee. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the employee profit sharing amount and the aggregate amount paid to employees must be contributed by us to FONDOEMPLEO, a fund established to promote employment and employee training.

Under Peruvian law, we may dismiss workers for cause by following certain formal procedures. We may dismiss a worker without cause, provided that we pay such worker a layoff indemnification in an amount equal to one and a half month’s salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months’ salary, and subject to the worker’s acceptance. Several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer’s grounds, have limited our ability to dismiss a worker without cause. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to approximately one month’s salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws enacted in 1992, we deposit funds for severance payments in a special bank account selected by each employee and for the benefit of such employee, in both May and November of each year.

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

In addition, we pay EsSalud, the Social Health Insurance of Peru, 9% of our total payroll for general health services for all permanent employees. Further, Law No. 26790 also requires us to provide private insurance representing an average payment equal to 1.30% of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

E.	Share Ownership

As of March 31, 2018, our directors and executive officers, as a group, owned 41,874,206 Common Shares, representing 16.50% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2018 is set forth below:

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Roque Benavides †	13,912,006	5.48			13,912,006	5.48
William Champion	—	—	—	—	—	—
José Miguel Morales †	14,133,836	5.57			14,133,836	5.57
Nicole Bernex	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Germán Suárez	—	—	—	—	—	—
Raúl Benavides †	13,813,836	5.44	—	—	13,813,836	5.44
Diego de la Torre	14,528	0.01	—	—	14,528	0.01
Gonzalo Eyzaguirre	—	—	—	—	—	—
Alejandro Hermoza	—	—	—	—	—	—
Gulnara la Rosa	—	—	—	—	—	—
Leandro Garcia	—	—	—	—	—	—
Victor Gobitz	—	—		—	—	—
Directors and Executive Officers as a Group †	41,874,206	16.50	—	—	41,874,206	16.50

†	Includes Common Shares owned by the applicable director or officer and his or her spouse.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2018, we had 274,889,924 Common Shares outstanding, including 21,174,734 treasury shares, and 744,640 Investment Shares, including 472,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2018, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares (1)(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares (1)(3)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares (1)(4)

Blanca Benavides de Morales (5)	14,133,836	5.57	—	—	14,133,836	5.57
Roque Benavidaes Ganoza	13,912,006	5.48			13,912,006	5.48
Raul Benavidaes Ganoza	13,813,836	5.44			13,813,836	5.44
Van Eck Associates Corp	12,640,749	4.98	—	—	12,640,749	4.98
Azvalor Asset Management SGIIC SA	11,829,320	4.66	—	—	11,829,320	4.66
Franklin Templeton Investment	8,475,792	3.34	—	—	8,475,792	3.34
Blackrock Fund Advisors	8,123,748	3.20	—	—	8,123,748	3.20
The Vanguard Group, Inc.	6,934,744	2.73	—	—	6,934,744	2.73

(1)	The table above excludes treasury shares. As of March 31, 2018 Buenaventura held 14,474 common shares and 1,230 Investment Shares and our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.

(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.

(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.

(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.

(5)	Blanca Benavides de Morales is the spouse of José Miguel Morales.

As of March 31, 2018, we estimate that 209,096,800 Common Shares were held in the U.S., which represented approximately 82.41% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 66 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) totaled US$9.9 million in 2016 and US$10.5 million in 2017. Please refer to Note 29(e) to the Consolidated Financial Statements for further information.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3% royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$32.4 million, US$24.3 million and US$20.7 million in 2015, 2016 and 2017, respectively, and are presented as royalty income in our consolidated statements of income.

During 2016, Yanacocha’s board of directors unanimously agreed to distribute to the partners, in proportion to their equity interests, US$300 million, which corresponds to the portion of the retained earnings as of December 31, 2014 that originated in 2011. As a result, Condesa received a cash dividend from Yanacocha of US$130.9 million. During 2015 and 2017, Condesa did not receive cash dividends.

We did not receive a cash dividends from Cerro Verde in 2015, 2016 or 2017.

We received cash dividends from Coimolache of approximately US$6.7 million in 2015, US$11.4 million in 2016 and US$9.8 million in 2017.

During 2017, we received an advanced payment of US$124.8 million for the long-term loan held with Sociedad Minera Cerro Verde S.A. from 2015. In March 2002, BISA signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed relate to the construction of mining projects and include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. In June 2006, an addendum to this contract extended the completion date to June 2007. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in 2007. In exchange for us operating and managing the transmission project, Yanacocha pays a fee of US$3.7 million with annual maturities. The annual revenues for these services amounted to approximately US$0.9 million in 2015 and 2016 and US$0.4 million in 2017.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 19. Exhibits” for a list of consolidated financial statements filed under Item 18.

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

The Board, following the end of each fiscal year, makes a recommendation at the Annual Obligatory Meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares.

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache, Cerro Verde and Yanacocha), 20% of attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Obligatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8% of pre-tax profits (which may differ from pre-tax profits determined under IFRS due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid.

Next, remaining earnings are taxed at the standard corporate income tax rate, which was 28% for 2016. For 2017 and thereafter the tax rate increased to 29.50%. Not less than 10% of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20% of the paid-in share capital. In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders.

Dividends are subject to an additional withholding tax for shareholders that are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. For dividends paid out of our accumulated net profits, the withholding tax rate was 6.8% for 2016. From January 1, 2017 and thereafter, the tax rate is 5%. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Amounts distributed with respect to ADSs were subject to a Peruvian withholding income tax of 6.8% in 2016, which was the withholding tax rate applicable to distributions in respect of Common Shares during 2016. The withholding tax rate decreased to 5% for dividends paid out of our accumulated net profits after December 31, 2016. See “Item 10. Additional Information—E. Taxation—Peruvian Tax Considerations.”

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

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a statement of financial position at any given time). We, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of consolidated financial statements which show the existence of net distributable income obtained during the current fiscal year. If, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, we could legally require all shareholders (including holders of ADRs) to return such payment to us with interest. However, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2014 to 2017. Dividends with respect to the years 2014 to 2017 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2014	0.023	0.000	0.023	0.023	0.000	0.023	0.023	0.000	0.023
2015	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2016	0.030	0.057	0.087	0.030	0.057	0.087	0.030	0.057	0.087
2017	0.030	0.030	0.060	0.030	0.030	0.060	0.030	0.30	0.60

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders that were formerly contained in Law No. 26985, which had been abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Obligatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Obligatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends and that the holder of the shares can instruct us to deposit the dividends in a specific bank account. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV.

B.	Significant Changes

No significant change in our financial affairs has occurred since the date of the annual consolidated financial statements included in this Annual Report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Soles. The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods.

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2014	0.44	39.80	28.11	467.73	14.82	8.64	0.001	26.00	26.00
2015	1.31	38.8	14.35	409.75	12.37	3.88	-	-	-
2016	1.31	38.00	14.00	410.23	12.51	3.80	-	-	-
2017	0.47	48.10	35.95	350.69	14.96	10.87	0.01	24.50	22.10

Quarterly highs and lows

2016
1st quarter	0.11	24.66	12.05	136.31	7.50	3.30	-	-	-
2nd quarter	0.54	34.55	24.60	162.14	12.00	7.02	-	-	-
3rd quarter	0.16	53.00	33.65	95.04	16.45	11.72	0.20	25	20
4th quarter	0.19	48.50	34.37	109.72	14.21	9.87	-	-	-

2017
1st quarter
2nd quarter	0.14	45.50	38.05	82.17	14.59	11.29	0.00	24.50	23.99
3rd quarter	0.10	41.10	38.50	108.30	12.87	10.87	0.00	-	-
4th quarter	0.19	45.00	38.50	76.71	14.14	11.17	0.00	23.00	22.60
	0.03	48.10	41.40	83.51	14.96	12.65	0.00	23.10	22.10
Monthly highs and lows

2017
October
November	0.01	48.10	43.00	29.76	14.96	12.65	0.00	23.10	23.10
December	0.01	46.00	45.00	22.85	14.60	13.34	0.00	23.10	22.10

2018	0.02	45.00	41.40	30.89	14.32	12.69	0.00	-	-
January
February	0.16	51.50	45.25	30.89	16.26	13.99	0.00	22.15	21.99
March	0.02	52.00	49.40	24.21	16.18	14.13	-	-	-

(1)	Source: Lima Stock Exchange

(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2018, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2018, there were 1,089 owners of record of the Common Shares and 903 owners of record of the Investment Shares.

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

Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board, where each such holder is entitled to one vote per share per nominee. Each holder’s votes may all be cast for a single nominee or they may be distributed among the nominees at the holder’s discretion. Holders of Common Shares may attend and vote at shareholders’ meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of public companies that are sociedades anónimas abiertas, as we are, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-laws, the Annual Obligatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law, to determine whether we have incurred any breach of the Peruvian Companies Law or regulations of the SMV and to impose sanctions. Shareholders’ meetings are convened by the Board when deemed convenient for us or when it is requested by the holders of at least 5% of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of at least 5% of the Common Shares, the shareholders’ meeting is not convened by the Board within 15 business days of the receipt of such request, such holders of at least 5% of the Common Shares may request a notary public or a judge to convene the meeting. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or in any other way amend the terms of the summons already made upon the request of at least 5% of the Common Shares or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. The notary public or the judge of the domicile of the company shall call for the shareholders meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta such as ourselves. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally commenced, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

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

In accordance with Article 21 of the By-laws, only those holders of Common Shares whose names are inscribed in our share register not less than 10 days in advance of a meeting will be entitled to attend shareholders’ meetings and to exercise their rights.

Limitations on the Rights of Nonresident or Foreign Shareholders

There are no limitations in our By-laws or the Peruvian Companies Law on the rights of nonresident or foreign shareholders to own securities or exercise voting rights on our securities.

Change in Control

There are no provisions in our By-laws that would have the effect of delaying, deferring or preventing a change in control.

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10 and Regulation No. 05-2009-EF-94.01.1 of the SMV, when an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25%) of the voting shares of a company with shares listed in a stock exchange, as well as upon any person or group increasing its ownership above the 50% and 60% thresholds, a procedure known as Oferta Pública de Adquisición, or a “Takeover Bid,” must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF.94.10 of the SMV, as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5% of our paid-in capital.

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

Economic Group

On January 1, 2017 new Regulations on Indirect Property, Relation and Economic Groups (Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos) (the “Regulations”) approved by Regulation No. 019-2015-SMV-01 became effective, replacing the prior Regulations that were in effect since 2006. The new Regulations, which have been amended by Regulations 048-2016-SMV-01 and 026-2017-SMV-01, define more precisely who are considered independent directors, increase the standards of information we are required to provide, require us to identify the individuals that control our economic group, require us to report related individuals and entities; reduce the number of shareholders required to determine that there exists a “representative participation” from 10% of the total capital stock to 4% of voting shares and extend the definition of control. The “representative participation” definition is mainly used by listed companies such as us to determine the existence of indirect property. Regulation No. 083-2016-SMV-01 approved the new forms to be used to provide the SMV all the information about our economic group.

Criminal liability of companies

On April 2016, Law N° 30424 was enacted to establish the administrative liability of legal entities, such as us, in connection with transnational active bribery. The law has been amended by Legislative Decree N° 1352, which was published on January 7, 2017 and became effective on January 1, 2018. Regulations to this law are pending. The amendment expanded the definition of bribery beyond transnational active bribery to include asset laundering, illegal mining and organized crime. The law provides rules to be followed in case of a merger or spin-off and states that a legal entity is administratively liable for the above crimes when they have been committed in its name or for its benefit by its shareholders, directors, managers or employees that are subject to the control and authority of the legal entity. Several sanctions can be imposed on a company as result of such crimes, including fines, prohibitions on performing certain activities, cancellation of permits and even dissolution. A legal entity is not liable if its shareholders, directors, managers or employees engage in bribery or related crimes solely for their own benefit or for the benefit of third parties other than the legal entity. The company will be exempted from any liability for such crimes if it adopts within its organization, and before the crime is committed, a so-called prevention model consistent with the company’s nature, risks, necessities and characteristics, consisting in control, monitoring and surveillance measures suitable to prevent such crimes. Such model includes the appointment by the Board of a person in charge of prevention that must perform autonomously. In order to file a criminal accusation against the company, a technical report from the SMV that analyzes the prevention model is required. We have prepared the prevention model required under Law N° 30424, as amended, in addition to the other compliance measures and policies we currently have.

C.	Material Contracts

Not Applicable.

D.	Exchange Controls

Since August 1990, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. Before August 1990, the Peruvian foreign exchange market consisted of several alternative exchange rates. Additionally, during the 1990s, the Peruvian currency has experienced a significant number of large devaluations, and Peru has consequently adopted and operated under various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares of Peruvian companies to receive and repatriate 100% of the cash dividends distributed by such companies. Such investors are allowed to purchase foreign exchange at free market currency rates through any member of the Peruvian banking system and transfer such foreign currency outside Peru without restriction.

E.	Taxation

The following summarizes the material Peruvian and U.S. tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes, holders of 10% or more of our shares by either vote or value and certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements. This discussion does not address any U.S. state or local taxes, the U.S. federal alternative minimum tax or the U.S. Medicare tax on net investment income. There is no tax treaty currently in effect between Peru and the U.S., except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the U.S. which are subject to change and possibly with retroactive effect.

“U.S. Holder” means a beneficial owner of ADSs or Common Shares that is (i) a U.S. citizen or resident, (ii) a domestic corporation, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court or that has validly elected to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership or other entity taxable as a partnership holds ADSs or Common Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding ADSs or Common Shares should consult their tax advisors.

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares and amounts distributed with respect to ADSs are subject to Peruvian withholding income tax, at a rate of 5% for dividends paid or to be paid beginning January 1, 2018, when the dividend originated from profits earned on or after January 1, 2017. If the dividend originated from profits earned between January 1, 2015 and December 31, 2016, the withholding income tax rate for the dividend is 6.8%. If the dividend originated from profits earned as of December 31, 2014, the withholding income tax rate for dividends is 4.1%. This regime is applicable on dividends that are paid to shareholders that are: (i) individuals, whether resident or nonresident in Peru or (ii) nonresident entities. As a general rule, the distribution of additional Common Shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to Common Shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian Income Tax or withholding taxes.

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

U.S. Federal Income Tax Considerations

Assuming the obligations contemplated by the Amended and Restated Deposit Agreement are being performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for U.S. federal income tax purposes as the beneficial owners of the Common Shares represented by those ADSs.

Cash Dividends and Other Distributions

In general, distributions with respect to the ADSs or Common Shares will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the ADSs or Common Shares, and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Under current law, a reduced U.S. tax rate is imposed on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation that is not a passive foreign investment company (as discussed below) if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to the ADSs if such ADSs are readily tradable on an established securities market in the United States. The ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. Holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a reduced rate. Dividends paid in Soles are includible in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. Dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Soles for a different amount of U.S. Dollars will be U.S. source ordinary income or loss. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax but in other circumstances may constitute a taxable dividend.

A U.S. Holder will be entitled to a foreign tax credit for Peruvian taxes imposed by withholding or otherwise, subject to generally applicable limitations and restrictions. In the case of U.S. individuals for whom the reduced rate of tax on dividends applies, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”). The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

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

Passive Foreign Investment Company

We believe that we are not and will not become a passive foreign investment company for U.S. federal income tax purposes for the foreseeable future. A foreign corporation is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

If we were a PFIC in any year during which a U.S. Holder owned ADSs or Common Shares, we would not be treated as a “qualified foreign corporation” for purposes of qualifying dividends paid to a U.S. Holder for the reduced U.S. tax rate noted above. A U.S. Holder would also be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of ADSs or Common Shares (regardless of whether we continued to be a PFIC) unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of our income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the ADSs or Common Shares as permitted by the Code. A U.S. Holder has an excess distribution to the extent that distributions on ADSs or Common Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the ADSs or Common Shares). To compute the tax on an excess distribution or any gain, (i) the excess distribution or the gain is allocated ratably over the U.S. Holder’s holding period for the ADSs or Common Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

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

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Common Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Common Shares may be reported to the U.S. Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by carrying its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification number in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN or W-8BEN-E or other applicable Form W-8, or (iv) otherwise establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

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

As of March 31, 2018, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to December 2018, El Brocal had outstanding hedging commitments amounting to 36,000 metric tons of copper at an average fixed price of US$6,479 per ton.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2018.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. Dollar (Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 32b to the Consolidated Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

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

Fees Incurred in Past Annual Period

From January 1, 2018 to April 30, 2018, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures

As of December 31, 2017, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2017.

Our independent registered public accounting firm Paredes, Burga & Asociados S. Civil de R.L., has issued an attestation report on our internal control over financial reporting, which is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañía de Minas Buenaventura S.A.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Compañía de Minas Buenaventura S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 27, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance International Financial Reporting Standards as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance International Financial Reporting Standards as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Victor Burga

Lima, Peru.

April 27, 2018

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15A.	Audit Committee Financial Expert

The Board of Directors has determined that Mr. German Suárez is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Suárez and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the New York Stock Exchange’s, (“NYSE”), Listed Company Manual.

ITEM 15B.	Code of Ethics

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

ITEM 15C.	Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Paredes, Burga & Asociados S. Civil de R.L., a member firm of EY Global, be elected as the independent auditor for 2017. Paredes, Burga & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2016 and 2017, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Paredes, Burga & Asociados S. Civil de R.L. for 2016 and 2017.

	Year ended December 31,
	2016		2017
Audit Fees	US$	1,081,358	US$	1,089,169
Tax Fees	US$	262,183	US$	47,129
All other fees	US$	4,272	US$	88,003
Total	US$	1,347,813	US$	1,224,301

Audit Fees. Audit fees in the above table are the aggregate fees billed by Paredes, Burga & Asociados S. Civil de R.L. in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2016 and 2017.

Tax Fees. Tax fees in the above table are fees billed by Paredes, Burga & Asociados S. Civil de R.L. in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer and following approval by audit committee members an engagement letter is executed. The Audit Committee approved all audit and tax fees in 2016 and 2017.

ITEM 15D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 15E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2017, neither we nor any person acting on our behalf made any purchase of our Common Shares.

ITEM 15F.	Change in Registrant’s Certifying Accountant

None.

ITEM 15G.	Corporate Governance

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

ITEM 15H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 16.	Consolidated Financial Statements

Not applicable.

ITEM 17.	Consolidated Financial Statements

Please refer to Item 19.

ITEM 18.	Exhibits

Page

(a) Index to Consolidated Financial Statements and Schedules

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-1

MINERA YANACOCHA S.R.L.	F-109

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-167

(b)	Index to Exhibits

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.1	Credit and Guaranty Agreement, dated as of June 27, 2016 among Compañía de Minas Buenaventura S.A.A., as Borrower, Banco de Crédito del Perú, as Administrative Agent, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as Guarantors, and BBVA Banco Continental, Banco de Crédito del Perú, Corpbanca New York Branch, Banco Internacional del Perú S.A.A. – Interbank, Industrial and Commercial Bank of China, Dubai (DIFC) Branch, Banco Latinoamericano de Comercio Exterior, S.A. and Banco de Sabadell, Miami Branch, as Lenders (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2016, filed on May 1, 2017).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A., dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

101	Interactive Data Files†

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ Leandro Garcia
Leandro Garcia
Chief Financial Officer

Dated: April 30, 2018

Exhibit Index

Exhibit No.	Document Description

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.1	Credit and Guaranty Agreement, dated as of June 27, 2016 among Compañía de Minas Buenaventura S.A.A., as Borrower, Banco de Crédito del Perú, as Administrative Agent, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as Guarantors, and BBVA Banco Continental, Banco de Crédito del Perú, Corpbanca New York Branch, Banco Internacional del Perú S.A.A. – Interbank, Industrial and Commercial Bank of China, Dubai (DIFC) Branch, Banco Latinoamericano de Comercio Exterior, S.A. and Banco de Sabadell, Miami Branch, as Lenders (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2016, filed on May 1, 2017).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

101	Interactive Data Files†

† Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2017, 2016 and 2015, together with the Report of Independent Registered Public Accounting Firm

F-1

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2017, 2016 and 2015, together with the Report of Independent Registered Public Accounting Firm.

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (together the Group) as of December 31, 2017 and 2016, and related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Report of Independent Registered Public Accounting Firm (continued)

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Victor Burga

We have served as the Group’s auditor since 2002

Lima, Peru

April 27, 2018

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2017 and 2016

	Note	2017	2016
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	6	214,551	80,544
Trade and other receivables, net	7(a)	306,884	269,089
Inventories, net	8(a)	132,287	120,947
Income tax credit		23,165	19,956
Prepaid expenses	9	17,551	11,392
Embedded derivatives for sale of concentrate, net	31(b)	7,424	-
		701,862	501,928
Non-current assets
Trade and other receivables, net	7(a)	44,191	166,048
Inventories, net	8(a)	3,238	14,027
Income tax credit		3,413	3,660
Investments in associates	10(a)	1,536,887	1,536,607
Mining concessions, development costs, property, plant and equipment, net	11	1,949,555	1,960,025
Investment properties, net	12	222	10,089
Deferred income tax asset, net	27(b)	43,129	25,881
Prepaid expenses	9	27,555	30,431
Other assets		22,761	17,719
		3,630,951	3,764,487
Total assets		4,332,813	4,266,415

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	13	96,215	55,000
Trade and other payables	14(a)	233,355	273,440
Provisions	15(a)	76,847	62,502
Income tax payable		2,081	8,686
Embedded derivatives for sale of concentrate, net	31(b)	-	1,524
Financial obligations	16(a)	83,991	40,110
Hedge derivative financial instruments	31(a)	28,705	3,863
		521,194	445,125
Non-current liabilities
Trade and other payables	14(a)	663	15,982
Provisions	15(a)	164,877	174,190
Financial obligations	16(a)	549,092	552,232
Contingent consideration liability	26(b)	17,570	19,343
Deferred income tax liabilities, net	27(b)	15,790	12,330
		747,992	774,077
Total liabilities		1,269,186	1,219,202

Shareholders ‘equity, net	17
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,071	162,744
Other reserves		269	269
Retained earnings		1,728,847	1,690,123
Other reserves of equity		(13,888)	(1,783)
Shareholders ‘equity, net attributable to owners of the parent		2,848,037	2,821,091
Non-controlling interest	18(a)	215,590	226,122
Total shareholders’ equity, net		3,063,627	3,047,213
Total liabilities and shareholders’ equity, net		4,332,813	4,266,415

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		US$(000)	US$(000)	US$(000)
Continuing operations
Operating income
Net sales of goods	20(a)	1,223,942	1,015,670	846,269
Net sales of services	20(a)	29,697	28,782	50,839
Royalty income	29(a)	20,739	24,339	32,414
Total operating income		1,274,378	1,068,791	929,522

Operating costs
Cost of sales of goods, excluding depreciation and amortization	21(a)	(627,433)	(497,812)	(513,490)
Cost of services, excluding depreciation and amortization	21(b)	(12,954)	(10,754)	(59,612)
Exploration in operating units	22	(94,928)	(96,149)	(89,699)
Depreciation and amortization		(213,722)	(192,647)	(232,583)
Mining royalties	23	(31,217)	(27,611)	(27,188)
Total operating costs		(980,254)	(824,973)	(922,572)
Gross profit		294,124	243,818	6,950

Operating expenses, net
Administrative expenses	24	(83,597)	(81,692)	(84,372)
Exploration in non-operating areas	25	(18,262)	(26,589)	(30,610)
Selling expenses		(24,088)	(21,733)	(19,365)
Impairment loss of long-lived assets	11(b)	(21,620)	-	(3,803)
Provision for contingences and others	15(c)	(13,879)	(565)	(395)
Write –off of stripping activity asset	11(e)	(13,573)	-	-
Other, net		(13,589)	18,957	(5,340)
Total operating expenses, net		(188,608)	(111,622)	(143,885)
Operating profit (loss)		105,516	132,196	(136,935)

Other income (expense), net
Share in the results of associates under equity method	10(b)	13,207	(365,321)	(173,375)
Finance income	26	5,517	6,830	11,026
Net gain (loss) from currency exchange difference		2,928	2,638	(13,693)
Finance costs	26	(34,623)	(31,580)	(27,572)
Total other income (expenses), net		(12,971)	(387,433)	(203,614)

Profit (loss) before income tax		92,545	(255,237)	(340,549)
Income tax
Current	27(c)	(23,837)	(39,444)	(14,222)
Deferred	27(c)	5,825	(14,060)	(541)
Profit (loss) from continuing operations		74,533	(308,741)	(355,312)

Discontinued operations
Loss from discontinued operations	1(e)	(10,098)	(19,073)	(20,233)
Profit (loss)for the year		64,435	(327,814)	(375,545)
Attributable to:
Owners of the parent		60,823	(323,492)	(317,210)
Non-controlling interest	18(a)	3,612	(4,322)	(58,335)
		64,435	(327,814)	(375,545)
Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars	17(e)	0.24	(1.27)	(1.25)
Profit (loss) for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in US dollars	17(e)	0.28	(1.20)	(1.17)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Net profit (loss)	64,435	(327,814)	(375,545)

Other comprehensive profit (loss):
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on cash flow hedges	(26,822)	(4,368)	(3,368)
Other items in associates	(427)	279	(546)
Income tax effect	7,963	(1,301)	3,372

	(19,286)	(5,390)	(542)
Total other comprehensive profit (loss)	45,149	(333,204)	(376,087)

Attributable to:
Equity holders of the parent	48,718	(327,515)	(316,725)
Non-controlling interests	(3,569)	(5,689)	(59,362)

	45,149	(333,204)	(376,087)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2017, 2016 and 2015

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non- controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2015	253,715,190	750,497	1,396	219,055	162,710	269	2,328,423	1,755	3,464,105	298,020	3,762,125

Net loss	-	-	-	-	-	-	(317,210)	-	(317,210)	(58,335)	(375,545)
Other comprehensive profit (loss)	-	-	-	-	-	-	-	485	485	(1,027)	(542)
Total other comprehensive profit (loss)	-	-	-	-	-	-	(317,210)	485	(316,725)	(59,362)	(376,087)

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	-	-	-	(10,488)	(10,488)
Expired dividends	-	-	-	-	4	-	-	-	4	-	4
Other items	-	-	-	-	-	-	13,682	-	13,682	-	13,682
As of December 31, 2015	253,715,190	750,497	1,396	219,055	162,714	269	2,024,895	2,240	3,161,066	228,170	3,389,236

Net loss	-	-	-	-	-	-	(323,492)	-	(323,492)	(4,322)	(327,814)
Other comprehensive loss	-	-	-	-	-	-	-	(4,023)	(4,023)	(1,367)	(5,390)
Total other comprehensive loss	-	-	-	-	-	-	(323,492)	(4,023)	(327,515)	(5,689)	(333,204)

Change in non-controlling interest, note 18(a)	-	-	-	-	-	-	(3,659)	-	(3,659)	11,041	7,382
Expired dividends	-	-	-	-	30	-	-	-	30	-	30
Treasury shares, note 17(b)	-	-	(605)	(605)	-	-	-	-	(1,210)	-	(1,210)
Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(7,621)	-	(7,621)	(7,400)	(15,021)
As of December 31, 2016	253,715,190	750,497	791	218,450	162,744	269	1,690,123	(1,783)	2,821,091	226,122	3,047,213

Net profit	-	-	-	-	-	-	60,823	-	60,823	3,612	64,435
Other comprehensive loss	-	-	-	-	-	-	-	(12,105)	(12,105)	(7,181)	(19,286)
Total other comprehensive loss	-	-	-	-	-	-	60,823	(12,105)	48,718	(3,569)	45,149

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(22,099)	-	(22,099)	(6,036)	(28,135)
Change in non-controlling interest, note 18(a)	-	-	-	-	-	-	-	-	-	(927)	(927)
Expired dividends	-	-	-	-	327	-	-	-	327	-	327
As of December 31, 2017	253,715,190	750,497	791	218,450	163,071	269	1,728,847	(13,888)	2,848,037	215,590	3,063,627

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales		1,197,523	1,003,422	965,273
Dividends received	29	9,823	142,340	6,691
Value added tax recovered		102,548	117,661	81,692
Royalty received		21,565	25,961	38,983
Interest received		3,169	2,140	3,650
Payments to suppliers and third parties		(872,467)	(672,419)	(727,017)
Payments to employees		(160,891)	(138,113)	(175,329)
Interest paid		(30,402)	(34,138)	(21,518)
Payments of mining royalties		(20,165)	(20,052)	(22,836)
Income tax paid		(38,121)	(35,401)	(22,330)
Net cash and cash equivalents provided by operating activities		212,582	391,401	127,259

Investing activities
Proceeds from collection of loan to an associate	29(d)	124,800	-	-
Proceeds from sale of mining concessions, development costs, property, plant and equipment		1,962	7,180	5,481
Additions to mining concessions, development costs, property, plant and equipment	11	(259,507)	(366,834)	(211,286)
Payments for acquisition of other assets		(5,405)	(5,222)	(10,238)
Loans to associates	29(d)	-	-	(124,800)
Loans to third parties	7	-	-	(829)
Net cash and cash equivalents used in investing activities		(138,150)	(364,876)	(341,672)

Financing activities
Proceeds from financial obligations	16(g)	80,000	275,210	296
Proceeds from bank loans	13	341,215	200,500	344,503
Payments of bank loans	13	(300,000)	(442,957)	(90,000)
Payments of financial obligations	16(g)	(32,599)	(33,476)	(29,891)
Dividends paid to controlling shareholders	17(d)	(22,099)	(7,621)	-
Dividends paid to non-controlling shareholders	18(b)	(6,036)	(7,400)	(10,488)
Acquisition of non-controlling interest	18(a)	(621)	(5,459)	-
Increase of restricted bank accounts	7(e)	(285)	(2,087)	-
Purchase of treasury shares	17(b)	-	(1,210)	-
Net cash and cash equivalents provided by (used in) financing activities		59,575	(24,500)	214,420
Increase in cash and cash equivalents for the year, net		134,007	2,025	7
Cash and cash equivalents at beginning of year		80,544	78,519	78,512
Cash and cash equivalents at year-end		214,551	80,544	78,519

Financing and investing activities not affecting cash flows:
Changes in mine closures plans		10,593	34,532	74,907
Contingent consideration liability		1,773	2,349	6,032
Accounts receivable from sale of assets		5,371	5,204	-

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2017, 2016 and 2015

1.	Identification and business activity

(a)	Identification -

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

The Group operates directly five operating mining units in Peru (Uchucchacua, Orcopampa, Julcani, Mallay and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Group has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; in Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; in El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and in other entities dedicated to energy generation and transmission services, construction and engineering services and other activities. All these activities are developed in Peru.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2017 were approved by the Audit Committee on April 27, 2018.

The consolidated financial statements as of December 31, 2016 were approved by the Board of Directors on February 28, 2017.

Notes to the consolidated financial statements (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

		Ownership
	Country of incorporation and business	December 31, 2017		December 31, 2016
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (*)	Peru	3.18	58.24	3.08	58.24
Inversiones Colquijirca S.A. (*)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	Mexico	99.80	0.20	99.80	0.20
Compañía de Minas Buenaventura Chile Ltda.	Chile	90.00	10.00	90.00	10.00
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	-	70.00	-
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00
Compañía Minera Nueva Italia S.A.	Peru	-	93.36	-	93.36

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00	-	100.00
Empresa de Generación Huaura S.A.C. (**)	Peru	-	-	0.01	99.99

Construction, engineering services and insurance brokerage:
Buenaventura Ingenieros S.A.	Peru	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	Peru	99.98	0.02	99.98	0.02
BISA Argentina S.A. (before Minera San Francisco S.A.)	Argentina	56.42	43.58	56.42	43.58
Contacto Risk Consulting S.A.	Peru	-	98.00	-	98.00

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	-	100.00	-

(*)	As of December 31, 2017 and 2016, the participation of the Company in the voting rights of El Brocal is 61.42 and 61.32 percent, respectively. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Group’s subsidiary (99.99 percent as of December 31, 2017 and 2016), has an interest in El Brocal’s capital stock, through which the Group holds an indirect participation in El Brocal of 58.24 as of December 31, 2017 and 2016.

Notes to the consolidated financial statements (continued)

(**)	On December 29, 2016, the Board of Directors’ and Shareholders’ Meetings of Consorcio Energético de Huancavelica S.A. and Empresa de Generación Huaura S.A.C. approved the merger between these subsidiaries whereby Consorcio Energético de Huancavelica S.A. absorbed Empresa de Generación Huaura S.A.C. This merger had not effects in the consolidated financial statements.

(e)	Discontinued operations -

During 2017, the Group sold the Breapampa and Recuperada mining units for US$2 million and US$0.6 million, respectively. As a result of such sales, the Group recorded reversals of the provision of impairment loss of long-lived assets and costs for sales of assets and supplies, which originated a net loss of US$4,050,000.

During 2016, the Group sold the Antapite mining unit for US$1,003,000, which resulted in a net loss of US$3,014,000.

During 2017, as a result of the sales in 2017 and 2016, the Group received the confirmation from the Ministry of Energy and Mines of the transfer of its obligation for closure of mining units, which generated a reversal of US$11,770,000.

The net cash flows used by the mining units with discontinued operations for the years 2017, 2016 and 2015, are presented below:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Operating activities	(8)	(7)	(8)
Investing activities	-	-	(6)
Financing activities	-	-	-
Net decrease in cash and cash equivalents during the year	(8)	(7)	(14)

Notes to the consolidated financial statements (continued)

The results of the discontinued operations mining units for the years 2017, 2016 and 2015 are presented below:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)
Operating income
Net sales	-	1,149	22,740

Total income	-	1,149	22,740

Operating costs
Cost of sales, excluding depreciation and amortization	-	(4,842)	(19,540)
Exploration	-	(3,777)	(1,847)
Depreciation and amortization	-	(5,049)	(9,882)
Mining royalties	-	(11)	(223)

Total operating costs	-	(13,679)	(31,492)

Gross loss	-	(12,530)	(8,752)
Operating income (expenses), net
Net loss in sale of mining units	(18,550)	(3,014)	-
Changes in provision for closure of mining units, note 15(b)	(12,701)	(3,365)	(45)
Administrative expenses	(941)	(111)	(2,234)
Reversal (provision) for contingencies	(423)	901	(381)
Gain (loss) for sale in other assets	(162)	3,200	-
Reversal of Impairment loss of long-lived assets for sale of mining units and other assets, note 11(a)	17,197	-	-
Reversal of provision for closure of mining units for sale of mining units, note 15(b)	11,700	-	-
Reversal of provision for impairment of inventories, note 8(b)	1,345	706	1,474
Impairment loss of long-lived assets, note 11(b)	-	(2,043)	(7,452)
Other, net	(6,871)	(1,793)	(2,079)

Total operating expenses, net	(9,406)	(5,519)	(10,717)

Operating loss	(9,406)	(18,049)	(19,469)

Other income (expense), net
Finance costs, note 15(b)	(694)	(970)	(890)
Net gain (loss) from currency exchange difference	2	(50)	129

Total other expenses, net	(692)	(1,020)	(761)

Loss before income tax	(10,098)	(19,069)	(20,230)
Income tax	-	(4)	(3)

Loss from discontinued operations	(10,098)	(19,073)	(20,233)

Loss from the discontinued operations, per basic and diluted share, express in U. S. dollars	(0.04)	(0.07)	(0.08)

Notes to the consolidated financial statements (continued)

2.	Basis for preparation, consolidation and accounting policies

2.1.	Basis of preparation -

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

Notes to the consolidated financial statements (continued)

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

Certain standards and amendments applied for the first time in 2017; however, they did not have material impact on the annual consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

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

Held-to-maturity investments -

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. The Group did not have any held-to-maturity investment as of December 31, 2017 and 2016.

Available-for-sale financial assets -

The available-for-sale financial assets include equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and may be sold in response to needs for liquidity or in response to changes in the market conditions. The Group did not have these financial assets as of December 31, 2017 and 2016.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interests held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified again all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss.

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

Notes to the consolidated financial statements (continued)

The consolidated statement of profit or loss reflects the Group’s share of the results of operations of the associates.

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

The aggregate of the Group´s share of profit or loss of an associate is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax in the associates.

The financial statements of the associates are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss of its investment in associates. At each reporting date, the Group determines whether there is objective evidence that the investments in the associates are impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss in the consolidated statements of profit or loss.

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

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the obligation for mine closing and, borrowing costs for qualifying assets. The capitalized value of a finance lease is also included in this caption.

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

Depreciation -

Unit-of-production method:

In mining units with long useful lives, depreciation of assets directly related to the operation of the mine is calculated using the units-of-production method, which is based on economically recoverable reserves of the mining unit. Other assets related to these mining units are depreciated using the straight-line method with the lives detailed in the next paragraph.

Straight-line method:

Depreciation of assets in mining units with short useful lives or used for administrative purposes is calculated using the straight-line method of accounting. The useful lives are the following:

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

Notes to the consolidated financial statements (continued)

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

Operating lease payments are recognized as operating expenses in the consolidated statements of profit or loss on a straight-line basis over the lease term.

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

Cost includes the fair value attributable to mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of a business combination.

At end of each year, the Group evaluates if there is any indicator. If any impairment indicator exists, the Group estimates the asset’s recoverable amount.

Notes to the consolidated financial statements (continued)

Mining concessions are presented in the caption of mining concessions, development costs, property, plant and equipment, net.

(k)	Exploration and mine development costs –

Exploration costs -

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

Notes to the consolidated financial statements (continued)

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

Sales of concentrates and metals -

Revenue from sale of concentrates and metals is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods, based on the commercial terms agreed.

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

Royalty income -

The royalty income is recognized in accordance with the accrual method considering the substance of the relevant agreement.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

(u)	Fair value measurement -

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

Notes to the consolidated financial statements (continued)

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

(v)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement -

The Group uses derivative instruments to hedge its commodity price risk (forward commodity contracts) and its foreign exchange risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

The Group assesses its mine rehabilitation provision at each reporting date using a desconted future cash flow method. In determining the amount of the provision, it is necessary to make significant assumtions and estimates, becasuse exist many factors that can affect the final amount of this provision. This factors includes estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates and periods in which is expected that such costs will be incurred. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at reporting date represents Management’s best estimate of the present value of the future rehabilitation costs required.

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

The Group plans to adopt the new standard on the required effective date and will not restate comparative information.

Notes to the consolidated financial statements (continued)

During 2017, the Group performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. Overall, the Group expects no significant impact on its statement of financial position or equity from the adoption of IFRS 9. In addition, the Group will adopt changes in certain financial instruments.

(a)	Classification and measurement

As discussed in more detail in note 2.1(n), the Group recorded an embedded derivative for its sales of metal in concentrate that is disclosure separated from the accounts receivable in the consolidated statement of financial statement. On adoption of IFRS 9, the embedded derivative will no longer be separated from the concentrate receivables as the receivables are not expected to give rise to cash flows that represent solely payments of principal and interest. Instead, the receivables will be accounted for as one instrument and measured at fair value through profit or loss, with subsequent change in fair value recognized in the statement of profit or loss.

There will be no impact on financial liabilities.

For other financial assets currently measured at fair value, the Group will continue to classify and measure these at fair value.

(b)	Impairment

IFRS 9 requires the Group to record an expected credit loss for its debt instruments, loans and account receivables measured at fair value, regardless of the period. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables measure at amortized cost. Given the short term nature of these receivables, the Group does not expect these changes will have a significant impact in the consolidated financial statements of the Group.

(c)	Hedge accounting

The Group has determined that all hedge transactions that are currently designated as effective hedges will continue to qualify as hedge accounting under IFRS 9. The Group has chosen not to retrospectively apply IFRS 9 at the time of transition for those hedges designated as hedges under IAS 39. As IFRS 9 does not change the main principles of how an entity should record the effective hedges, or apply the requirements of IFRS 9 on hedge accounting.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration agreed with the customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1 2018. Early adoption is permitted.

Notes to the consolidated financial statements (continued)

The Group plans to adopt the new standard on the required effective date using the modified retrospective method, under which the accumulated effect of applying this new standard is presented adjusting the beginning balance of accumulated results (January 1, 2018). During 2016, the Group performed a preliminary assessment of IFRS 15, which was followed by a more detailed analysis in 2017.

(a)	Sales of mineral

For contracts with customers in which the sale of the mineral is expected to be the only performance obligation, it is expected that IFRS 15 will not have an impact on the income and results of the Group. The Group expects that the income recognition will occur at the moment in which control of the asset is transferred to the client, which generally occurs with the delivery of the goods. At the time of preparing the adoption of IFRS 15, the Group has considered the following:

(i)	Provisionally priced sales –

As discussed in note 2.1(q), the Group recognizes an embedded derivative for its concentrates sales at provisional pricing. IFRS 15 does not change the assessment of the impact of these provisional pricing features, which are required to account for in accordance with IFRS 9. Any subsequent changes that arise due to differences between initial and final assay will still be considered within the scope of IFRS 15 and will be subject to the constraint on estimates of variable consideration.

Revenue in respect of the host contract will be recognized when control passes to the customer and will be measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the quotation period (QP) using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price (which is consistent with current practice). When considering the initial assay estimate, the Group has considered the requirements of IFRS 15 in relation to the constraint on estimates of variable consideration. It will only include amounts in the calculation of revenue where it is highly probable that a significant revenue reversal will not occur when the uncertainty relating to final assay/quality is subsequently resolved, at the end of the QP. As disclosed above, the assay differences are not usually material to the Group, hence, no change is expected when compared to the current approach. Consequently, at the time the concentrate passes to the client, the Group will recognize a receivable because from that time it considers it has an unconditional right to consideration. This receivable will then be accounted for in accordance with IFRS 9.

With respect to the presentation of amounts arising from such provisionally priced contracts, IFRS 15 requires revenue from contracts with customers to be disclosed separately from other types of revenue. This means that revenue recognized from the initial sale must be separately disclosed in the financial statements from any income recognized from subsequent movements in the fair value of the related concentrate receivable. As the Group currently discloses movements in the embedded derivative in “Net sales”, this requirement will have no impact on it. Consistent with current practice, any subsequent changes that arise due to differences between initial and final assay will be recognized as an adjustment to revenue from contracts with customers.

Notes to the consolidated financial statements (continued)

(ii)	Impact of shipping terms -

The Group sells a portion of its inventories under commercial terms in which the Group is responsible of the delivery services after the date at which control of the concentrate passes to the client at the port of loading, that is when it crosses the ship´s rail. Under IAS 18, these shipping services are currently not considered to represent a separate service, hence, no revenue is allocated to them. Instead, concentrate revenue is recognized in full at the date the concentrate passes the ship’s rail, and the costs associated with shipping the goods are considered to be part of cost of sales.

Under IFRS 15, the provision of shipping services in these types of arrangements will be a distinct service (and therefore a separate performance obligation) to which a portion of the transaction price should be allocated and recognized over time as the shipping services are provided. The impact of these changes include:

-	Deferral of revenue: Some of the revenue currently recognized when the concentrate passes the ship’s rail will be deferred and recognized as the shipping services are subsequently provided; and
-	Disclosures: The revenue allocated to shipping services may need to be disclosed separately from concentrate revenue (where material), either on the face of the statement of profit or loss and other comprehensive income or in the notes.

The Group has determined that while these changes will impact some of its arrangements, the overall year on year impact on the timing of revenue recognition will not be material and consequently such revenue will not be disclosed separately.

(b)	Presentation and disclosure requirements

In addition to the presentation and disclosure requirements for provisionally priced sales discussed above, IFRS 15 contains other presentation and disclosure requirements which are more detailed than the current IFRS. The presentation requirements represent a significant change from current practice and will increase the volume of disclosures required in the Group’s financial statements. In 2017, the Group continued testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

IFRS 16 Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees: leases of ’low-value’ assets and short-term leases. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted. The Group is evaluating the impact of IFRS 16 in its consolidated financial statements and plans to adopt the new standard on the required effective date.

Notes to the consolidated financial statements (continued)

5.	Transactions in Soles

Transactions in Soles are completed using exchange rates published by the Superintendent of Banks, Insurance and AFP. As of December 31, 2017, the exchange rates for U.S. dollars published by this Institution were US$0.3088 for buying and US$0.3082 for selling (US$0.2983 for buying and US$0.2976 for selling as of December 31, 2016), and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2017 and 2016, the Group presents the following assets and liabilities originally denominated in Soles by its equivalent in U.S. dollars:

	2017	2016
	US$(000)	US$(000)

Assets
Cash and cash equivalents	6,233	6,332
Trade and other receivables	138,487	148,907
Income tax credit	24,779	24,962
Prepaid expenses	1,182	92
	170,681	180,293

Liabilities
Bank loans	(1,215)	-
Trade and other payables	(87,839)	(130,772)
Income tax payable	(7,088)	(7,262)
Provisions	(35,572)	(11,203)
	(131,714)	(149,237)

Net asset position	38,967	31,056

6.	Cash and cash equivalents

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Cash	327	290
Bank accounts (b)	51,953	48,754
Time deposits (c)	162,271	31,500

	214,551	80,544

(b)	Bank accounts earn interest at floating rates based on market rates.

(c)	As of December 31, 2017 and 2016, time deposits were kept in prime financial institutions, which generated interest at annual market rates and had original maturities of less than 90 days, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables, net

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)
Trade receivables, net (b)
Domestic clients	102,119	89,811
Foreign clients	119,388	77,254
Related entities, note 29(b)	7,348	7,760
	228,855	174,825
Allowance for doubtful accounts (f)	(22,823)	(22,644)

	206,032	152,181
Other receivables
Value added tax credit	74,785	96,204
Accounts payables to third parties	27,406	26,705
Refund applications of value added tax (c)	18,450	17,037
Tax deposits (d)	9,733	13,479
Due from for sales of assets, note 16(e)	5,371	5,204
Claims to third parties	3,851	113
Claims to tax authority	2,752	2,492
Restricted bank accounts (e)	2,372	2,087
Accounts receivable from hedge instruments	2,300	-
Advances to suppliers	1,977	908
Related entities, note 29(b)	732	126,669
Other minors	4,675	1,021

	154,404	291,919
Allowance for doubtful accounts (f)	(9,361)	(8,963)
	145,043	282,956
Total trade and other receivables, net	351,075	435,137
Classification by maturity:
Current portion	306,884	269,089
Non-current portion	44,191	166,048

Total trade and other receivables, net	351,075	435,137

Classification by nature:
Financial receivables	255,088	319,454
Non-financial receivables	95,987	115,683

Total trade and other receivables, net	351,075	435,137

Notes to the consolidated financial statements (continued)

(b)	Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired, do not yield interest and have no specific guarantees.

(c)	This item mainly corresponds current year applications pending to be refunded as of December 31, 2017. In November 2013, Buenaventura filed claims procedures by S/19,500,000 (equivalent to US$5,817,000), in connection with undue offsets made by the Tax Authorities against tax debts of prior years. As of December 31, 2017, the resolution of the appeal process related to the S/19,500,000 claim is pending.

In the opinion of the Management and Group’s legal advisors, the tax offset made by the Tax Authorities have no legal support, so there are enough arguments to obtain a favorable outcome in the claim process initiated by Buenaventura.

(d)	Corresponds to deposits held in the Peruvian State bank which only can be used to offset tax obligations that companies have with the Tax Authorities.

(e)	These balances correspond to restricted bank accounts for payment of financial obligations held by the subsidiary Empresa de Generación Huanza S.A. (hereafter “Huanza”), according to the finance lease signed with Banco de Crédito del Perú in 2009.

(f)	Below is presented the movement in the allowance for doubtful accounts:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Beginning balance	31,607	26,520	25,636
Provision of the period, note 24	676	5,087	903
Reversals of the period	(99)	-	(19)
Final balance	32,184	31,607	26,520

Trade receivables	22,823	22,644	21,741
Other receivables	9,361	8,963	4,779
	32,184	31,607	26,520

In the opinion of the Group’s Management, the balance of the provision for doubtful accounts is sufficient to cover adequately the risks of failure to date of the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

8.	Inventory, net

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Finished goods	6,151	12,763
Products in process	56,190	66,651
Spare parts and supplies	84,787	63,946
	147,128	143,360
Provision for impairment of value of inventory (b)	(11,603)	(8,386)

	135,525	134,974

Classification by use:
Current portion	132,287	120,947
Non-current portion	3,238	14,027

	135,525	134,974

Products in process include mineral deposits located in the Tajo Norte mining unit (El Brocal). The detail of this mineral as of December 31, 2017 and 2016 is presented below:

	2017		2016
	US$(000)	DMT	US$(000)	DMT

Mineral in stock piles	7,173	463,746	16,793	1,085,696
Fresh mineral in plant	11,983	835,613	1,248	74,260
Tail mineral	279	30,110	203	24,629
	19,435	1,329,469	18,244	1,184,585
Provision for impairment of value in mineral classified in process	(1,467)	-	(123)	-

	17,968	1,329,469	18,121	1,184,585

Classification by use:
Current portion	14,730		5,586
Non-current portion	3,238	`	12,535

	17,968		18,121

As part of the preparation of the mining unit to extract and process ore at a volume of 18,000 DMT/ day, Management of El Brocal decided to accumulate mineral with metal content in the proximity of the Tajo Norte mine, which has been treated since the first quarter of 2015.

Notes to the consolidated financial statements (continued)

(b)	The provision for impairment of value of inventory had the following movement during the years 2017, 2016 and 2015:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Beginning balance	8,386	20,472	7,735

Transfer from mining units held for sale	-	1,448	-
Changes in provision for impairment of finished goods, (continuing operations), note 21(a)	2,118	(7,581)	13,096
Changes in provision for impairment of finished goods (discontinued operations), note 1(e)	(1,345)	(706)	(1,474)
Changes in provision for impairment of spare parts and supplies	2,444	(110)	1,115
Reversal in provision for impairment of inventories	-	(5,137)	-

Final balance	11,603	8,386	20,472

In the opinion of Group’s Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statements of financial position.

9.	Prepaid expenses

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Prepaid rentals (b)	28,349	29,235
Prepaid insurances	12,401	6,055
Deferred costs of works for taxes	2,013	1,801
Deferred royalties and rentals of mining concessions	387	2,377
Other prepaid expenses	1,956	2,355

	45,106	41,823

Classification by maturity:
Current portion	17,551	11,392
Non-current portion	27,555	30,431

	45,106	41,823

(b)	This item corresponds to the balance of an original prepayment of US$31 million for the lease of hydraulic installations by the subsidiary Empresa de Generacion Huanza S.A. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

Notes to the consolidated financial statements (continued)

10.	Investments in associates

(a)	This caption is made up as follows:

	Share in equity
	2017	2016	2017	2016
	%	%	US$(000)	US$(000)

Sociedad Minera Cerro Verde S.A.A.	19.584	19.584	1,124,008	1,055,488
Minera Yanacocha S.R.L.	45.95	43.65	324,861	402,866
Compañía Minera Coimolache S.A.	40.095	40.095	86,183	74,734
Other minor investments			1,835	3,519
			1,536,887	1,536,607

(b)	The table below presents the net share in profit (loss) of associates:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	(76,585)	(455,598)	(196,510)
Sociedad Minera Cerro Verde S.A.A.	68,521	66,763	6,518
Compañía Minera Coimolache S.A.	21,271	23,514	16,617
	13,207	(365,321)	(173,375)

Investments held by the Group in its associates Minera Yanacocha S.R.L. (through its subsidiary Compañía Minera Condesa S.A.) and Sociedad Minera Cerro Verde S.A.A., represent the most significant investments of the Group. Its operations are strategic to the Group's activities and participation in their results has been significant in relation to profits (losses) of the Group in the years 2017, 2016 and 2015. The following relevant information on these investments is as follows:

Investment in Minera Yanacocha S.R.L.-

The Company, through its subsidiary Compañía Minera Condesa S.A., has an interest of 45.95 percent of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”). Yanacocha is engaged in gold production and exploration and development of gold and copper in their own concessions or owned by S.R.M.L. Chaupiloma Dos de Cajamarca (subsidiary of the Group), with which signed a contract of use of mineral rights.

In addition, Yanacocha owns the Conga project which consists in two deposits of gold and porphyry of copper located at northeast of Yanacocha operating area in the provinces of Celendín, Cajamarca and Hualgayoc (Peru).

Because of local communities and political protests for potential water impacts of the project development activities and construction the projects are suspended since November 2011. To date, Yanacocha’s management has been making only water support activities recommended by independent experts, mainly the construction of water reservoirs, before carrying out any development project.

Notes to the consolidated financial statements (continued)

In December 2017, Yanacocha acquired 63.92 million of shares (share of 5%) held by International Finance Corporation (IFC) in Yanacocha, for an amount of US$47.9 million. After this transaction, Buenaventura's share in Yanacocha increased from 43.65 percent to 45.95 percent. As a result of that acquisition, the Company recognized a higher value with respect to Yanacocha's equity participation.

The table below presents key financial data from the financial statements of Yanacocha under IFRS:

	2017	2016
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,055,135	1,107,893
Non-current assets	964,260	937,992
Current liabilities	123,315	(135,136)
Non-current liabilities	(1,236,965)	(1,025,025)
Shareholders’ equity, reported	659,115	885,724

Groups’ interest (45.95% in 2017 and 43.65% in 2016)	302,863	386,618
Goodwill	21,998	16,248

	324,861	402,866

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Statements of profit or loss as of December 31,
Net sales	645,176	761,193	1,031,174
Other operating income	21,870	17,713	10,625
Costs of sales	(746,918)	(776,394)	(758,033)
Cost of other operating income	(2,062)	(2,951)	(2,524)
Operating expenses	(63,514)	(71,496)	(82,846)
Administrative expenses	(4,760)	(8,780)	(20,028)
Selling expenses	(3,921)	(3,695)	(3,534)
Impairment loss of long-lived assets	-	(889,499)	-
Finance income (costs)	(17,935)	(12,975)	(22,061)
Gain (loss) from currency exchange difference	3,636	(13,741)	(251)
Income (loss) before income tax	(168,428)	(1,000,625)	152,522
Income tax	(7,026)	(43,127)	(602,717)
Net loss reported	(175,454)	(1,043,752)	(450,195)
Group’s interest (43.65%)	(76,585)	(455,598)	(196,510)

Notes to the consolidated financial statements (continued)

Evaluation of impairment in investments –

During 2017, the Yanacocha´s Management evaluated and concluded that there are no indicators of impairment of its long-lived assets; in addition, the Group’s management determined that there was no objective evidence that its investment in Yanacocha might be impaired as of December 31, 2017.

In 2016, Yanacocha evaluated the recoverability of its long-lived assets and determined an impairment charge, net of taxes, of US$889.5 million, which reduced Yanacocha's net worth and, therefore, the equity interest of the Company in this associate during the year 2016.

As a result, the Company’s Management determined that there was objective evidence that its investment in Yanacocha might be impaired as of December 31, 2016. During 2016, compared to prior years, Yanacocha experienced a decrease in the volume of gold produced, an increase in production costs, and a decrease in operating cash flows, all of which resulted from a depletion of Yanacocha’s gold reserves. As a result of these indicators, the Company performed an impairment test in December 2016.

The recoverable amount of the Company’s investment in Yanacocha was determined to be US$528.9 million as of December 31, 2016, which was based on a value in use calculation using cash flow projections from Yanacocha’s financial budgets from 2017 to 2026. As a result of this analysis, the Company concluded that no additional impairment loss on its investment in Yanacocha was required to be recorded as the recoverable amount exceeded the recorded value of the investment.

Key assumptions

The process of determining the recoverable amount was most sensitive to the following assumptions:

-	Production volumes: Estimated production volumes are based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted.

-	Commodity prices: Forecasted commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. As of December 31, 2016, estimated gold prices for the current and long-term periods were as follows: US$1,221/ounce for 2017 and US$1,300/ounce for 2018 and thereafter.

-	Discount rate: In calculating the value in use, the Company applied a pre-tax discount rate of 7.1% to the pre-tax cash flows as of December 31, 2016. This discount rate was derived from the Yanacocha’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the investment.

Notes to the consolidated financial statements (continued)

In December 2015, Yanacocha recorded charges for the recovery of its asset for deferred income tax for US$510,000,000 because it considers that it is not probable that there will be a future taxable profit against which deductible temporary differences can be offset.

During 2016, Yanacocha unanimously agreed to distribute dividends to the partners by US$300,000,000, in proportion to their social participation, corresponding to part of the freely available profits accumulated as of December 31, 2014, which were generated in the year 2011.

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is located in Uchumayo, Arequipa, Peru.

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2017	2016
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,563,874	1,218,508
Non-current assets	6,127,133	6,417,115
Current liabilities	(510,790)	(293,631)
Non-current liabilities	(1,991,055)	(2,502,711)

Shareholders’ equity, reported	5,189,162	4,839,281

Group’s interest (19.584%)	1,016,245	947,725
Goodwill	107,763	107,763

	1,124,008	1,055,488

Notes to the consolidated financial statements (continued)

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Revenue	3,202,931	2,384,154	1,115,617
Cost of sales	(1,768,238)	(1,553,040)	(862,004)
Sales expenses	(141,669)	(131,391)	(56,215)
Other operating expenses, net	(258,826)	(24,107)	(26,600)
Finance costs	(216,912)	(80,438)	(16,010)
Finance income	5,350	954	512
Net gain (loss) of exchange difference	13,288	7,857	(75,770)
Profit before income taxes	835,924	603,989	79,530
Income tax	(486,043)	(263,082)	(46,246)
Net profit, reported	349,881	340,907	33,284

Group’s interest (19.584%)	68,521	66,763	6,518

Market capitalization:

As of December 31, 2017 and 2016, total market capitalization of shares maintained by the Group in Cerro Verde was US$2,036.0 million and US$1,311.3 million, respectively (market capitalization value by each share of US$29.70 and US$19.11, respectively).

Notes to the consolidated financial statements (continued)

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2017	2016
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	101,668	73,480
Non-current assets	278,866	261,075
Current liabilities	(44,411)	(28,532)
Non-current liabilities	(106,332)	(102,519)

Shareholders’ equity, reported	229,791	203,504

Adjustments to conform to the accounting policies of the Group	(14,843)	(17,111)

Shareholders’ equity, adjusted	214,948	186,393

Group’s interest (40.095%)	86,183	74,734

	2017	2016	2015
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Revenue	203,790	198,873	177,347
Cost of sales	(121,021)	(107,913)	(104,549)
Administrative expenses	(3,829)	(4,144)	(2,185)
Sales expenses	(946)	(1,128)	(1,111)
Other operating income (expenses), net	(587)	755	765
Finance income	220	38	23
Finance costs	(3,304)	(1,614)	(723)
Exchange difference	(174)	(117)	(1,300)
Profit before income taxes	74,149	84,750	68,267
Income tax	(23,362)	(27,894)	(29,861)
Net profit, reported	50,787	56,856	38,406

Adjustments to conform to the accounting policies of the Group	2,265	1,790	3,039

Net profit, adjusted	53,052	58,646	41,445

Group’s interest (40.095%)	21,271	23,514	16,617

Notes to the consolidated financial statements (continued)

11.	Mining concessions, development costs, property, plant and equipment, net
(a)	Below is presented the movement in cost:

	Balance as of January 1, 2016	Additions	Disposals	Sales	Reclassifications of assets held for sale	Reclassifications and transfers	Balance as of December 31, 2016	Additions	Disposals	Sales	Reclassifications and transfers	Balance as of December 31, 2017
	US$(000)	US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Lands	22,454	162	-	(6)	78	270	22,958	-	-	-	(268)	22,690
Mining concessions	198,009	-	-	-	-	-	198,009	2	-	(15,000)	(31,138)	151,873
Development costs	541,763	82,865	-	-	31,192	(3,428)	652,392	69,335	-	(10,107)	431	712,051
Buildings, constructions and other	1,018,956	581	-	(20)	10,458	79,192	1,109,167	835	(387)	(28,751)	198,387	1,279,251
Machinery and equipment	827,225	46,152	(6,569)	(2,844)	9,425	112,643	986,032	2,579	(3,749)	(50,097)	(5,742)	929,023
Transportation units	10,649	174	(341)	(396)	357	(27)	10,416	11	(190)	(1,079)	788	9,946
Furniture and fixtures	13,429	89	(61)	(88)	359	319	14,047	31	(157)	(487)	468	13,902
Units in transit	26,291	15,797	-	-	-	(12,037)	30,051	2,822	-	-	(28,124)	4,749
Work in progress	68,123	210,915	(352)	-	1,037	(173,935)	105,788	173,333	-	(190)	(177,809)	101,122
Stripping activity asset (e)	106,838	17,631	-	-	-	(2)	124,467	18,282	(13,573)	-	1,271	130,447
Mine closure costs	187,603	34,532	-	-	25,754	-	247,889	10,594	-	(17,195)	-	241,288
	3,021,340	408,898	(7,323)	(3,354)	78,660	2,995	3,501,216	277,824	(18,056)	(122,906)	(41,736)	3,596,342
Accumulated depreciation and amortization:
Mining concessions	77,450	16	-	-	-	-	77,466	8	-	(13,845)	(23,390)	40,239
Development costs	199,211	18,225	-	-	25,596	(1,396)	241,636	30,886	-	(7,910)	(241)	264,371
Buildings, construction and other	381,441	65,050	-	(9)	8,598	598	455,678	73,314	(115)	(28,208)	6,168	506,837
Machinery and equipment	475,941	81,753	(5,378)	(827)	6,640	(68)	558,061	74,744	(2,662)	(41,595)	(6,099)	582,449
Transportation units	7,932	1,103	(250)	(365)	358	14	8,792	837	(114)	(1,057)	(68)	8,390
Furniture and fixtures	7,577	1,156	(60)	(22)	319	202	9,172	1,109	(152)	(236)	(13)	9,880
Stripping activity asset	12,916	5,813	-	-	-	-	18,729	16,343	-	-	6,623	41,695
Mine closure costs	99,993	22,417	-	-	19,335	(470)	141,275	25,254	-	(8,408)	-	158,121
	1,262,461	195,533	(5,688)	(1,223)	60,846	(1,120)	1,510,809	222,495	(3,043)	(101,259)	(17,020)	1,611,982
Provision for impairment of long-lived assets:
Mine closure costs	4,080	-	-	-	6,910	-	10,990	17,916	-	(8,785)	-	20,121
Development costs	3,803	-	-	-	5,684	-	9,487	2,864	-	(2,198)	-	10,153
Mining concessions, development costs, property, plant and other	3,372	-	-	-	6,533	-	9,905	840	-	(6,214)	-	4,531
	11,255	-	-	-	19,127	-	30,382	21,620	-	(17,197)	-	34,805

Net cost	1,747,624						1,960,025					1,949,555

Notes to the consolidated financial statements (continued)

(b)	Impairment of long-lived assets

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

During 2017, the subsidiary La Zanja recorded an impairment loss related to its mining property for US$21,620,000. The principal factor in the impairment loss was the depletion of its reserves.

As a result of the sale of the mining units of Breapampa and Recuperada, as well as the sale of the assets of the Shila Paula mining unit, the Group recorded in 2017 a reversal of impairment losses by US$7.4 million, US$7.1 million and US$2.7 million, respectively, see note 1(e).

During 2016, the Group recorded an impairment loss with respect to its Shila-Paula mining unit for US$2,043,000. As a result of the recoverable amount analysis performed as of December 31, 2015, the Group recognized impairment losses for its mining units La Zanja by US$3,803,000 and Breapampa by US$7,452,000.

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

Estimates prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

	2018		2019 - 2022
	US$		US$

Gold	1,300.00	/Oz	1,300.00	/Oz
Silver	17.00	/Oz	18.00	/Oz
Copper	6,000.00	/MT	6,000.00	/MT
Lead	2,250.00	/MT	2,250.00	/MT
Zinc	2,750.00	/MT	2,600.00	/MT

Discount rate: In calculating the value in use, pre-tax discount rates of 8.33%, 9.30% and 5.89% were applied to the pre-tax cash flows of Buenaventura, El Brocal and La Zanja, respectively. These discount rates are derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on its interest bearing borrowings the Group is obliged to service. The beta factors are evaluated annually based on publicly available market data.

(c)	The book value of assets held under finance leases, and assets under trustworthy equity, amounted to US$522.0 million as of December 31, 2017 (US$524.6 million as of December 31, 2016) and is presented in various items of property, plant and equipment. During the year 2017 and 2016 no acquisitions of assets under lease agreements were made. Leased assets are pledged as security for the related finance lease liabilities.

(d)	The amount of capitalized finance costs during the year 2017 was US$6.3 million (US$7.5 million during the year 2016) and is presented under investing activities in the consolidated statements of cash flows. The average rate used to determine the financial cost to be capitalized was 4.19 percent (3.52 percent during the year 2016).

Notes to the consolidated financial statements (continued)

(e)	In mid-2016, a landslide occurred in the west wall of the Tajo Norte; consequently, it was decided not to mine this area due to stability and operational design issues. According to the distribution of reserves, this area (Phase 10) contained 5.5 MT of ore and 9.2 MT of waste valued at US$13,573,000, which were withdrawn from the reserves.

12.	Investment properties, net

(a)	As of December 31, 2017 and 2016, the investment properties included administrative offices. The movement of cost and accumulated depreciation for the years 2017 and 2016 is presented below:

	Balance as of January 1, 2016	Addition (reversal)	Balance as of December 31, 2016	Additions	Sales	Balance as of December 31, 2017
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost	12,103	(92)	12,011	157	(11,826)	342
Accumulated depreciation	(1,384)	(538)	(1,922)	(462)	2,264	(120)

Net cost	10,719		10,089			222

(b)	The Group does not have restrictions in the realization of its investment properties.

(c)	During 2017 the fair value of the investment property amounted to US$191,086 (US$23,624,295 during 2016).

(d)	As mentioned in note 16(e), the subsidiary Buenaventura Ingenieros S.A. (hereinafter "BISA") sold to a third party its investment properties located in the El Derby Capital Building, district of Surco, for US$11,250,000, with a net cost of US$9.6 million.

(e)	During 2017, rental income, from these investment properties amounted to US$234,677 (US$1,821,320 and US$1,710,766 during 2016 and 2015, respectively).

13.	Bank loans

The movement of bank loans for the years 2017, 2016 and 2015 is presented below:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Beginning balance	55,000	285,302	40,000

New loans	341,215	200,500	344,503
Disbursements	(300,000)	(442,957)	(90,000)
Exchange difference	-	12,155	(9,201)

Final balance	96,215	55,000	285,302

As of December 31, 2017 and 2016, bank loans were obtained for working capital purposes, have current maturity and accrue interest at market annual rates ranging from 1.15% to 6.85% as of December 31, 2017 (1.92% to 4.14% as of December 31, 2016).

Notes to the consolidated financial statements (continued)

14.	Trade and other payables

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	194,742	232,745
Related entities, note 29(b)	15	1,372

	194,757	234,117

Other payables
Remuneration and similar benefits payable	11,585	9,796
Taxes payable	9,405	16,708
Interest payable	7,152	4,253
Royalties payable to the Peruvian State	4,571	3,670
Dividends payable (c)	730	1,018
Related entities, note 29(b)	62	3
Accounts payable to non-controlling interests	-	15,661
Other liabilities	5,756	4,196
	39,261	55,305

	234,018	289,422

Classification by maturity:
Current portion	233,355	273,440
Non-current portion	663	15,982

Total trade and other payables	234,018	289,422

Classification by nature:
Financial payables	220,042	269,044
Non-financial payables	13,976	20,378

Total trade and other payables	234,018	289,422

(b)	Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

(c)	The movement of dividends payable for the years 2017, 2016 and 2015 is presented below:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Beginning balance	1,018	1,044	1,117
Declared dividends to controlling shareholders, note 17(d)	22,099	7,621	-
Dividends paid to controlling shareholders	(22,099)	(7,621)	-
Declared dividends to non-controlling shareholders	6,036	7,400	10,488
Dividends paid to non-controlling shareholders	(6,036)	(7,400)	(10,488)
Expired dividends	(327)	(30)	(4)
Other minor	39	4	(69)

Final balance	730	1,018	1,044

15.	Provisions

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (b)	200,183	206,462
Provision for obligations with communities (c)	19,376	4,710
Provision for environmental liabilities	5,534	7,324
Provision for safety contingencies	3,898	2,807
Provision for labor contingencies	2,963	3,395
Workers’ profit sharing payable	3,569	8,398
Board of Directors’ participation	1,273	1,140
Provision for environmental contingencies	1,233	753
Other provisions	3,695	1,703

	241,724	236,692

Classification by maturity:
Current portion	76,847	62,502
Non-current portion	164,877	174,190

	241,724	236,692

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2017	2016
	US$(000)	US$(000)

Beginning balance	206,462	166,403
Transfer of units held for sale	-	15,851
Sale of mining units, note 1(e)	(11,770)	-

Changes and additions in estimates:
Discontinued mining units, note 1(e)	12,701	3,365
Continuing mining units, note 11(a)	10,594	34,532
Exploration projects	891	-

Accretion expense:
Discontinued operations, note 1(e)	215	970
Continuing mining units, note 26(a)	4,382	4,116

Disbursements	(23,292)	(18,775)

Final balance	200,183	206,462

Classification by maturity:
Current portion	39,826	37,405
Non-current portion	160,357	169,057

	200,183	206,462

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2018 and 2041. These estimates are based on studies prepared by independent advisers that meet the environmental regulations in effect.

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

As of December 31, 2017, the future value of the provision for closure of mining units and exploration projects was US$230.9 million, which has been discounted using annual risk-free rates from minimums of 0.27 and 0.60 to a maximum of 3.55 percent in periods of 1 to 24 years, resulting in an updated liability of US$200.2 million (US$206.5 million as of December 31, 2016). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

As of December 31, 2017, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$109.6 million (US$117.7 million as of December 31, 2016) to secure current mine closure plans of its mining units and exploration projects up to date.

(c)	The provisions for obligations with the communities increased by US$14.6 million, mainly due to the negotiations made by the Company in its operating units.

16.	Financial obligations

(a)	This caption is made up as follow:

	2017	2016
	US$(000)	US$(000)

Compañía de Minas Buenaventura S.A.A. (b)
BBVA Banco Continental S.A.	61,667	61,667
Banco de Crédito del Perú	61,667	61,667
CorpBanca New York Branch	61,666	61,666
Banco Internacional del Perú	30,000	30,000
ICBC Perú Bank	25,000	25,000
Banco Latinoamericano de Comercio Exterior S.A.	20,000	20,000
Banco de Sabadell, Miami Branch	15,000	15,000
	275,000	275,000
Debt issuance costs	(2,425)	(3,119)
	272,575	271,881
Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – Finance leaseback (c)	119,464	136,812
Debt issuance costs	(1,377)	-
	118,087	136,812
Mid-term financial obligation (c)	80,000	173
	198,087	136,985
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease (d)	162,411	176,062

Contacto Corredores de Seguros S.A.
BBVA Banco Continental S.A. – Finance lease	10	53

Buenaventura Ingenieros S.A.
Banco de Crédito del Perú – Finance lease (e)	-	7,361

Total financial obligations	633,083	592,342

Classification by maturity:
Current portion	83,991	40,110
Non-current portion (f)	549,092	552,232

Total financial obligations	633,083	592,342

Notes to the consolidated financial statements (continued)

(b)	On June 27, 2016, Buenaventura entered into a long-term finance contract with seven Peruvian and foreign banks, with the following terms and conditions:

-	Principal: US$275,000,000.
-	Annual interest rate: Three-month Libor plus 3%.
-	Term: 5 years since June 30, 2016, with final maturity in June 30, 2021.
-	Grace Period: Two years.
-	Amortization: 6 semiannual installments of US$39,285,714 since July 2018 and a final payment of US$39,285,716 in June 2021.
-	Guarantee: None. The subsidiaries Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A. are the guarantors.

As part of the commitments, the Group must meet certain consolidated financial ratios. The main ratios are the following:

(i)	Debt service coverage ratio: Higher than 4.
(ii)	Leverage ratio: Less than 4 times since June 30, 2016 until June 30, 2017 and less than 3 times since that date.
(iii)	Net consolidated equity value: Higher than US$2,711,388,800.

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

The compliance of the terms described above is overseen by the Company´s Management. As of December 31, 2017, the Company complies with the above financial ratios.

(c)	Finance leaseback -

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

In connection with the above financing, El Brocal must comply the following financial ratios:

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

Management of El Brocal has been restructuring its financial obligations, which resulted in a reduction of the interest rates of its short and long-term loans in 2017. In September 2017, the interest rate applicable to the financial lease contract of El Brocal was modified. The new rate is three-month Libor plus 2.75 percent (three-month Libor plus 4.75 percent as of December 31, 2016).

The compliance with the financial ratios described above is monitored by El Brocal’s Management. El Brocal’s Management obtained a one year waiver for any possible breach of the financial ratios.

Mid-term loan contract -

On October 23, 2017 El Brocal signed a mid-term loan agreement with the Banco de Credito del Peru for US$80,000,000, which accrues interest at an annual rate of 3.65 percent, for a 5-year term. The objective of this financing was the payment of short-term financial obligations maintained with the Banco de Credito del Peru and for working capital.

As part of the commitments agreed, El Brocal must comply with the following financial indicators as of December 31, 2017:

(i)	Debt service coverage ratio: Higher than 1.3
(ii)	Leverage ratio: Less than 1.0 times.
(iii)	Debt ratio: Less than a 2.25 times.

The compliance of the terms described above is overseen by the El Brocal´s Management. El Brocal´s Management obtained a one year waiver for any breach of the financial ratios.

(d)	On December 2, 2009, Empresa de Generación Huanza S.A. entered into a finance lease contract with Banco de Crédito del Perú, with the following terms and conditions:

-	Principal: US$119,000,000.
-	Annual interest rate: Three-month Libor plus 2.75 percent (three-month Libor plus 4.60 percent in 2016).
-	Term: 6 years since August 2014, with final maturity in November 2020.
-	Guarantee: Leased equipment.
-	Amortization: Through 26 quarterly variable installments and a final payment of US$44,191,000.

Notes to the consolidated financial statements (continued)

On June 30, 2014, Banco de Credito del Perú extended the finance lease contract above mentioned, through the addition of a new tranche with the following terms and conditions:

-	Principal: US$103,373,000.
-	Annual interest rate: Three-month Libor plus 2.75 percent (three-month Libor plus 4.70 percent in 2016).
-	Term: 6 years since August 2014, with final maturity in November 2020.
-	Guarantee: Leased equipment.
-	Amortization: Through an initial installment of US$18,373,000, 26 quarterly variable installments and a final installment of US$68,905,000.

(e)	On June 9, 2015, BISA entered into a finance lease contract with Banco de Credito del Perú, for the construction of administrative offices, with the following terms and conditions:

-	Principal: US$14,944,000.
-	Annual interest rate: 4.60 percent.
-	Term: 5 years and 4 months since April 2014, with final maturity in July 2019.
-	Guarantee: Leased property.
-	Amortization: Through 64 monthly installments of US$208,000 each.

In October 2017, BISA sold its investment properties for US$11,250,000. Of this total, US$7,196,922 was used by the buyer to prepay, on behalf of Bisa, the finance lease contract with Banco de Credito del Peru; the remaining amount of US$4,053,078 will be collected during the first quarter of 2018.

(f)	The long-term portion of the financial obligations held by the Group matures as follows:

	2017	2016
	US$(000)	US$(000)

Between 1 and 2 years	125,215	81,057
Between 2 and 5 years	427,680	474,294
	552,895	555,351
Debt issuance costs	(3,803)	(3,119)
	549,092	552,232

Notes to the consolidated financial statements (continued)

(g)	Below is presented the movement:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Beginning balance	592,342	353,710	383,305
New obligations	80,000	275,210	296
Accrual of debt issuance costs capitalized	272	(3,119)	-
Accrual of debt issuance costs in results, note 26(a)	909	-	-
Payments	(32,599)	(33,476)	(29,891)
Sale of asset under lease agreement (e)	(7,196)	-	-
Increase of debt issuance costs, note 26(a)	(480)	-	-
Exchange difference	(165)	17	-

Final balance	633,083	592,342	353,710

17.	Shareholders’ equity, net

(a)	Capital stock -

The Group’s share capital is stated in Soles and consists of common shares with voting rights, with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock as of December 31, 2017 and 2016:

	Number of shares	Capital stock	Capital stock
		S/(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/45.00 per share as of December 31, 2017 (S/34.37 per share as of December 31,2016). These shares present trading frequencies of 25 and 10 percent in the years 2017 and 2016, respectively.

Notes to the consolidated financial statements (continued)

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled neither to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividends distribution in the same manner as common shares. The table below presents the composition of the investment shares as of December 31, 2017 and 2016:

	Number of shares	Number of shares	Number of shares
		S/(000)	US$(000)

Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)

	271,677	2,717	791

The market value of the investment shares amounted to S/22.10 per share as of December 31, 2017 (S/25.00 per share as of December 31, 2016). These shares did not present a trading frequency in 2017 and 2016.

During 2016, the Group purchased 200,000 treasury shares at a market value of US$1,210,000, recording a purchase loss of US$605,000, presented as part of the additional paid-in capital.

(c)	Legal reserve -

The Peruvian Corporations Law requires that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20 percent of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to replenish it.

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$327,000 in the year 2017 (US$30,000 in the year 2016) related to expired dividends.

Notes to the consolidated financial statements (continued)

(d)	Dividends declared and paid -

During 2015, no dividends have been declared or paid. The table below presents the dividends declared and paid in 2017 and 2016:

Meetings	Date	Dividends paid	Dividend per share
		US$(000)	US$

2017 Dividends
Mandatory Annual Shareholders’ Meeting	March 28	15,711	0.056
Less - Dividends of treasury shares		(1,232)

		14,479

Board of Directors’ Meeting	October 27	8,269	0.030
Less - Dividends of treasury shares		(649)

		7,620
		22,099
2016 Dividends
Board of Directors’ Meeting	October 27	8,269	0.030
Less - Dividends of treasury shares		(648)

		7,621

According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

Dividends declared by S.M.R.L. Chaupiloma Dos de Cajamarca corresponding to non-controlling interest were US$6,036,000, US$7,400,000 and US$10,488,000 for the years 2017, 2016 and 2015, respectively.

(e)	Basic and diluted profit (loss) per share -

Profit (loss) per share is calculated by dividing net profit (loss) for the period by the weighted average number of shares outstanding during the year.

The calculation of profit (loss) per share attributable to the equity holders of the parent is presented below:

	2017	2016	2015

Profit (loss) net (numerator) - US$	60,823,000	(323,492,000)	(317,210,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	254,186,867

Profit (loss) net per basic share and diluted - US$	0.24	(1.27)	(1.25)

Notes to the consolidated financial statements (continued)

The calculation of profit (loss) per share from continuing operations attributable to the equity holders of the Parent is presented below:

	2017	2016	2015

Profit (loss) net (numerator) - US$	70,921,000	(304,419,000)	(296,977,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	254,186,867

Profit (loss) net per basic share and diluted - US$	0.28	(1.20)	(1.17)

The common and investment shares outstanding at the close of 2017, 2016 and 2015 were 253,986,867, 253,986,867 and 254,186,867, respectively.

18.	Subsidiaries with material non-controlling interest

(a)	Financial information of subsidiaries that have material non-controlling interest are provided below:

	Country of incorporation and operation	2017	2016	2015
		%	%	%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.58	38.67	45.93
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00	40.00	40.00
Minera La Zanja S.R.L.	Peru	46.94	46.94	46.94

		2017	2016	2015
		US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	Peru	165,032	167,986	172,542
Minera La Zanja S.R.L.	Peru	48,642	55,613	53,271
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	1,693	1,906	2,357
Apu Coropuna S.R.L.	Peru	223	678	-
Other minor	Chile	-	(61)	-
		215,590	226,122	228,170

Profit (loss) allocated to material non-controlling interest:
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	5,827	6,950	9,244
Sociedad Minera El Brocal S.A.A.	Peru	4,246	(13,426)	(34,991)
Minera La Zanja S.R.L.	Peru	(6,006)	2,342	(32,486)
Apu Coropuna S.R.L.	Peru	(454)	(157)	(102)
Other minor	Chile	(1)	(31)	-
		3,612	(4,322)	(58,335)

Notes to the consolidated financial statements (continued)

During 2017, purchases of shares in the subsidiary Sociedad Minera El Brocal S.A.A. were made for US$621,000, which resulted in an increase in its shares and a dilution of non-controlling shareholders of 0.09%. During 2016, the Company, through the Lima Stock Exchange, made capital contributions to its subsidiary Sociedad Minera El Brocal S.A.A. for S/63.9 million (equivalent to US$18.6 million) and US$45.2 million, which resulted in an increase in its shares and a dilution of non-controlling shareholders for US$5.4 million equivalents to 7.26%.

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2017:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Apu Coropuna S.R.L.	Other minor	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Current assets	146,865	6,640	134,758	1,440	665	290,368
Non-current assets	645,729	-	55,873	189	30	701,821
Current liabilities	(159,190)	(2,407)	(38,807)	(143)	(29)	(200,576)
Non-current liabilities	(229,709)	-	(48,201)	(740)	(2)	(278,652)

Total shareholders’ equity, net	403,695	4,233	103,623	746	664	512,961

Attributable to:
Shareholders of the parent	239,925	2,540	54,981	523	664	298,633
Non-controlling interests	165,032	1,693	48,642	223	-	215,590

	404,957	4,233	103,623	746	664	514,223

Notes to the consolidated financial statements (continued)

Statements of financial position as of December 31, 2016:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Apu Coropuna S.R.L.	Other minor	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Current assets	120,291	7,439	155,659	2,301	81	285,771
Non-current assets	642,790	-	90,447	88	500	733,825
Current liabilities	(184,324)	(2,684)	(40,411)	(129)	-	(227,548)
Non-current liabilities	(168,589)	-	(89,278)	-	(2)	(257,869)

Total shareholders’ equity, net	410,168	4,755	116,417	2,260	579	534,179

Attributable to:
Shareholders of the parent	242,182	2,849	60,804	1,582	640	308,057
Non-controlling interests	167,986	1,906	55,613	678	(61)	226,122

	410,168	4,755	116,417	2,260	579	534,179

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2017:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Apu Coropuna S.R.L.	Other minor	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Revenues	322,653	20,739	165,319	-	-	508,711
Cost of sales	(254,390)	-	(153,230)	-	-	(407,620)
Administrative expenses	(13,061)	(90)	(2,814)	(92)	(24)	(16,081)
Sales expenses	(10,914)	-	(881)	-	-	(11,795)
Exploration in non-operating areas	(1,975)	-	(2,871)	(680)	-	(5,526)
Other operating expense, net	(2,923)	(1)	(969)	(744)	-	(4,637)
Provision for contingencies	-	-	(1,370)	1	-	(1,369)
Impairment loss of long-lived assets	(13,573)	-	(21,620)	-	-	(35,193)
Finance income	179	7	670	-	-	856
Finance costs	(12,017)	(2)	(1,918)	(1)	-	(13,938)
Net gain (loss) for exchange difference	310	(41)	48	1	410	728
Profit (loss) before income tax	14,289	20,612	(19,636)	(1,515)	386	14,136
Income tax	(3,903)	(6,044)	6,841	-	-	(3,106)

Net profit (loss)	10,386	14,568	(12,795)	(1,515)	386	11,030

Attributable to non-controlling interests	4,246	5,827	(6,006)	(454)	(1)	3,612

Dividends paid to non-controlling interests	-	6,036	-	-	-	6,036

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2016:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Apu Coropuna S.R.L.	Other minor	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Revenues	230,611	24,339	178,922	-	-	433,872
Cost of sales	(234,594)	(16)	(150,039)	-	-	(384,649)
Administrative expenses	(11,802)	(112)	(1,980)	(4)	-	(13,898)
Sales expenses	(10,650)	-	(938)	-	-	(11,588)
Exploration in non-operating areas	(1,939)	-	(4,619)	(524)	-	(7,082)
Other operating expense, net	309	11	4,237	-	(410)	4,147
Finance income	256	-	87	-	-	343
Finance costs	(12,554)	(2)	(2,614)	-	-	(15,170)
Net gain (loss) for exchange difference	(270)	(93)	65	5	-	(293)
Profit (loss) before income tax	(40,633)	24,127	23,121	(523)	(410)	5,682
Income tax	7,851	(6,761)	(18,256)	-	-	(17,166)

Net profit (loss)	(32,782)	17,366	4,865	(523)	(410)	(11,484)

Attributable to non-controlling interests	(13,426)	6,950	2,342	(157)	(31)	(4,322)

Dividends paid to non-controlling interests	-	7,400	-	-	-	7,400

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2015:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Revenues	171,294	32,414	161,007	364,715
Cost of sales	(204,556)	(54)	(213,372)	(417,982)
Administrative expenses	(19,168)	(106)	(2,251)	(21,525)
Sales expenses	(9,056)	-	(1,207)	(10,263)
Exploration in non-operating areas	(2,366)	-	(8,954)	(11,320)
Impairment loss of long-lived assets	-	-	(3,803)	(3,803)
Other operating expense, net	(2,657)	-	(687)	(3,344)
Finance income	154	-	16	170
Finance costs	(10,096)	(4)	(3,684)	(13,784)
Net gain (loss) for exchange difference	(3,847)	45	(1,973)	(5,775)
Profit (loss) before income tax	(80,298)	32,295	(74,908)	(122,911)
Income tax	4,109	(9,186)	5,702	625
Net profit (loss)	(76,189)	23,109	(69,206)	(122,286)

Attributable to non-controlling interests	(34,991)	9,244	(32,486)	(58,335)
Dividends paid to non-controlling interests	-	10,488	-	10,488

Statements of cash flow for the year ended December 31, 2017:

	Sociedad Minera El | Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Apu Coropuna S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities	60,525	15,093	139,155	(185)	214,588
Investing activities	(64,343)	-	(17,326)	-	(81,669)
Financing activities	18,096	(15,090)	(32,077)	1,477	(27,594)
Increase in cash and cash equivalents in the year	14,278	3	89,752	1,292	105,325

Notes to the consolidated financial statements (continued)

Statements of cash flow for the year ended December 31, 2016:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Apu Coropuna S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities	(9,151)	18,178	11,839	(1,895)	18,971
Investing activities	(37,935)	-	(14,994)	-	(52,929)
Financing activities	48,021	(18,500)	-	2,717	32,238
Increase (decrease) in cash and cash equivalents in the year	935	(322)	(3,155)	822	(1,720)

Statements of cash flow for the year ended December 31, 2015:

	Sociedad Minera El Brocal S.A.A.	S.M.R.L. Chaupiloma Dos de Cajamarca	Minera La Zanja S.R.L.	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities	(1,523)	26,474	30,743	55,694
Investing activities	(28,375)	-	(26,761)	(55,136)
Financing activities	31,867	(26,220)	-	5,647
Increase in cash and cash equivalents in the year	1,969	254	3,982	6,205

19.	Tax situation

(a)	Current tax regime -

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

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax returns for the following years are open to review by the Tax Authorities:

Entity	Years open to review by the Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2013-2017
Bisa Construcción S.A. (absorbed by Buenaventura Ingenieros S.A. in 2015)	2014-2015
Buenaventura Ingenieros S.A.	2013, 2015-2017
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. – CEDIMIN (absorbed by the Company in 2013)	2013
Compañía Minera Condesa S.A.	2013-2017
Compañía Minera Colquirrumi S.A.	2013-2017
Consorcio Energético de Huancavelica S.A.	2013-2017
Contacto Corredores de Seguros S.A.	2014-2017
El Molle Verde S.A.C.	2013-2017
Empresa de Generación Huanza S.A.	2013, 2015, 2016, 2017
Inversiones Colquijirca S.A.	2013-2017
Minera La Zanja S.R.L.	2014-2017
Sociedad Minera El Brocal S.A.A.	2014-2017
S.M.R.L. Chaupiloma Dos de Cajamarca	2014-2017
Procesadora Industrial Río Seco S. A.	2014-2017
Apu Coropuna S.R.L.	2013-2017
Cerro Hablador S. A. C.	2013-2017
Minera Azola S. R. L.	2014-2017

As of the date of issuance of this report, Compañía de Minas Buenaventura S.A.A. is been audited by the Tax Administration for the income tax of the year 2014.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In management's opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2017 and 2016.

Notes to the consolidated financial statements (continued)

The open tax process of the Group and its associates are presented in note 28 (g).

(c)	Tax-loss carryforwards -

As of December 2017 and 2016, the tax-loss carryforward determined by the Group amounts to approximately S/1,337,919,000 and S/1,347,159,000, respectively (equivalent to US$412,302,000 and US$415,149,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses with an annual cap equivalent to 50 percent of net future taxable income.

The Group has decided to recognize a deferred income tax asset related to the tax-loss carryforward of those companies where is more likely than not that the tax-loss carryforward can be used to compensate future taxable net income.

(d)	Transfer pricing -
For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Group's operations. The Group’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 2017 and 2016.

Notes to the consolidated financial statements (continued)

20.	Net sales

(a)	The Group’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The table below presents the net sales to customers by geographic region and product type:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)
Sales and services by geographic region:
Metal and concentrates sales
Peru	591,185	401,372	345,146
America	464,000	410,154	419,359
Europe	91,414	109,788	60,549
Asia	77,343	94,356	21,215
	1,223,942	1,015,670	846,269

Services rendered
Peru	14,903	28,782	50,839
America	14,794	-	-
	29,697	28,782	50,839
	1,253,639	1,044,452	897,108

Sale by metal:
Gold	511,434	440,603	419,541
Silver	409,775	385,989	313,418
Copper	268,527	224,649	131,356
Zinc	188,023	142,425	102,110
Lead	94,955	58,690	55,445
Manganese sulfate	6,317	5,982	3,649
Indium	66	-	-
	1,479,097	1,258,338	1,025,519

Commercial deductions	(253,939)	(244,414)	(196,145)
Adjustments to prior period liquidations	919	4,611	7,467
Embedded derivatives from sale of concentrate	8,786	880	(388)
Hedge operations	(10,921)	(3,745)	9,816
	1,223,942	1,015,670	846,269
Services rendered	29,697	28,782	50,839

	1,253,639	1,044,452	897,108

Notes to the consolidated financial statements (continued)

(b)	Concentration of sales -

In 2017, the three customers with sales of more than 10 percent of total net sales represented 28, 15 and 10 percent from the total net sales of the Group (three customers by 28, 22 and 22 percent during the year 2016 and; two customers by 66 and 22 percent during the year 2015). As of December 31, 2017, 49 percent of the accounts receivable correspond to these customers (46 percent as of December 31, 2016). These customers are related to the mining business.

The Group's sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have long-term sales contracts that guarantee supplying them the production from the Group’s mines.

21.	Cost of sales, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	58,633	69,932	105,944
Cost of production
Services provided by third parties	262,195	211,325	230,148
Consumption of materials and supplies	134,070	100,401	100,241
Direct labor	87,886	72,344	66,745
Electricity and water	44,345	41,989	34,972
Rentals	26,591	10,852	5,783
Maintenance and repair	22,839	17,792	7,401
Transport	16,254	10,880	9,502
Insurances	6,637	4,347	5,247
Provision (reversal) for impairment of finished goods and product in progress, note 8(b)	2,118	(7,581)	13,096
Cost of concentrate purchased to associates	439	2,958	-
Other production expenses	10,464	9,789	7,078
Total cost of production of the period	613,838	475,096	480,213
Final balance of products in process and finished goods, net of depreciation and amortization	(45,038)	(47,216)	(72,667)
Cost of sales of goods, without considering depreciation and amortization	627,433	497,812	513,490

Notes to the consolidated financial statements (continued)

(a)	The cost of services is made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Direct labor	7,398	5,983	18,314
Services provided by third parties	1,782	1,689	16,247
Consumption of materials and supplies	1,026	868	7,865
Maintenance and repair	946	217	637
Electricity and water	586	633	7,134
Rentals	423	480	2,544
Insurances	246	212	1,233
Transport	98	213	3,868
Other	449	459	1,770
Cost of sales of services, without considering depreciation and amortization	12,954	10,754	59,612

22.	Exploration in operating units

This caption is made up as follows

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Services provided by third parties	79,837	78,996	72,613
Consumption of materials and supplies	8,236	12,779	10,298
Direct labor	2,373	1,989	2,287
Rentals	1,527	1,603	859
Electricity and water	1,328	21	7
Transport	587	321	238
Maintenance and repair	100	62	30
Insurance	-	116	135
Other minor expenses	940	262	3,232
	94,928	96,149	89,699

23.	Mining royalties

This caption is made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., note 28(b)	20,165	19,824	21,942
Royalties paid to the Peruvian State	11,052	7,787	5,246
	31,217	27,611	27,188

Notes to the consolidated financial statements (continued)

24.	Administrative expenses

This caption is made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Personnel expenses	36,265	29,617	33,036
Sundry charges	12,510	15,531	21,248
Professional fees	12,663	11,696	10,364
Rentals	5,412	4,870	4,009
Insurance	3,911	3,023	5,105
Donations	3,006	4,280	3,336
Maintenance and repairs	2,657	1,076	973
Subscriptions and quotes	1,428	697	540
Board of Directors’ participation	1,422	1,140	1,055
Communications	1,376	1,557	1,281
Travel and mobility	1,053	914	787
Allowance for doubtful accounts, note 7(f)	676	5,087	903
Consumption of materials and supplies	616	416	1,032
Canons and tributes	602	1,460	824
Provision (reversal) of stock appreciation’s rights	-	328	(121)
	83,597	81,692	84,372

25.	Exploration in non-operating areas

This caption is made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Services provided by third parties	5,401	13,629	18,852
Personnel expenses	4,064	3,908	4,713
Lands	1,781	1,691	-
Rentals	1,171	578	376
Consumption of materials and supplies	582	768	1,436
Transport	144	26	20
Maintenance and repairs	134	72	87
Insurance	27	49	84
Rights	-	3,457	-
Other expenses	4,958	2,411	5,042
	18,262	26,589	30,610

Notes to the consolidated financial statements (continued)

26.	Finance costs and finance revenues

(a)	These captions are made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Finance revenues:
Interests on loans to associates, note 29(a)	1,685	4,164	2,286
Interest on time deposits	1,050	358	419
Interests on third parties loans	813	489	492
Interests on tax claims	153	487	1,297
Income from financial instruments	-	743	-
Dividends income	-	589	500
Other finance revenues	43	-	-
	3,744	6,830	4,994
Unrealized variation of the fair value related to contingent consideration liability (b)	1,773	-	6,032

Total finance revenues	5,517	6,830	11,026

Finance costs:
Interest on borrowings	27,052	18,668	17,875
Interest on loans	1,056	4,643	5,565
Banking expenses	552	319	366
Increase in debt issuance costs, note 16(g)	480	-	-
Tax on financial transactions	180	159	312
Interest on commercial obligations	5	496	120
Other finance costs	7	830	41
	29,332	25,115	24,279
Accrual of debt issuance costs, note 16(g)	909	-	-
Accrual of the present value for mine and exploration project closure, note 15(b)	4,382	4,116	3,293
Unrealized variation of the fair value related to contingent consideration liability (b)	-	2,349	-

Total finance costs	34,623	31,580	27,572

(b)	Contingent consideration -

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

As of December 31, 2017, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2017 reflects this assumption and changes in metal prices.

A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Beginning balance	19,343	16,994	23,026
Variation of the fair value in results	(1,773)	2,349	(6,032)

Final balance	17,570	19,343	16,994

Significant unobservable valuation inputs are provided below:

	2017	2016

Annual average of future sales of mineral (US$000)	193,588	233,278
Useful life of mining properties	13	13
Discount rate (%)	10	10

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Notes to the consolidated financial statements (continued)

27.	Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

	As of January 1, 2016	Credit (debit) to the Consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	As of December 31, 2016	Credit (debit) to the Consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	As of December 31, 2017
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset for income tax included in results
Tax - loss carryforward	78,409	14,641	-	93,050	1,889	-	94,939
Difference in depreciation and amortization rates	52,377	8,506	-	60,883	734	-	61,617
Provision for closure of mining units, net	32,644	6,894	-	39,538	5,030	-	44,568
Impairment loss of long-lived assets	5,185	2,407	-	7,592	2,328	-	9,920
Environmental liability for Santa Barbara mine	1,556	13	-	1,569	(273)	-	1,296
Other minor	14,866	(1,785)	-	13,081	1,082	-	14,163
	185,037	30,676	-	215,713	10,790	-	226,503

Less - Allowance for deferred asset	(18,166)	(18,846)	-	(37,012)	(1,898)	-	(38,910)
	166,871	11,830	-	178,701	8,892	-	187,593

Deferred asset included in retained earnings
Derivative financial instruments	2,441	-	(1,301)	1,140	-	7,963	9,103
	169,312	11,830	(1,301)	179,841	8,892	7,963	196,696

Deferred assets for mining royalties and special mining tax included in results
Exploration expenses	(326)	364	-	38	(38)	-	-
Other minors	185	(180)	-	5	118	-	123
	(141)	184	-	43	80	-	123
Total deferred asset	169,171	12,014	(1,301)	179,884	8,972	7,963	196,819

Deferred liability for income tax included in results
Effect of translation into U.S. dollars	(73,537)	3,012	-	(70,525)	24,502	-	(46,023)
Differences in amortization rates for development costs	(32,304)	(19,484)	-	(51,788)	6,095	-	(45,693)
Other minors	(34,582)	(9,403)	-	(43,985)	(33,618)	-	(77,603)
	(140,423)	(25,875)	-	(166,298)	(3,021)	-	(169,319)

Deferred liability for mining royalties and special mining tax
Other minors	164	(199)	-	(35)	(126)	-	(161)
	164	(199)	-	(35)	(126)	-	(161)
Total deferred liability	(140,259)	(26,074)	-	(166,333)	(3,147)	-	(169,480)

Deferred income tax asset, net	28,912	(14,060)	(1,301)	13,551	5,825	7,963	27,339

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2017	2016
	US$(000)	US$(000)

Deferred income tax asset, net	43,129	25,881
Deferred income tax liability, net	(15,790)	(12,330)
	27,339	13,551

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2017, 2016 and 2015:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Current	(23,837)	(39,444)	(14,222)
Deferred	5,825	(14,060)	(541)
	(18,012)	(53,504)	(14,763)

(d)	Below is a reconciliation of tax expense and the accounting profit multiplied by the statutory tax rate for the years 2017, 2016 and 2015:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Profit (loss) before income tax	92,545	(255,237)	(340,549)
Loss before income tax for discontinued operations	(10,098)	(19,073)	(20,230)
Profit (loss) before income tax	82,447	(274,310)	(360,779)
Theoretical loss (gain) for income tax	24,322	(76,807)	(101,018)

Permanent items and others:
Effect of translation into U.S. dollars	(24,502)	(3,012)	42,044
Share in the results of associates	(3,896)	102,290	48,545
Mining royalties and special mining tax	(1,538)	247	663
Permanent items	16,513	6,577	4,447
Allowance of deferred tax asset	1,898	18,846	13,929
Effect of change in income tax rate net	-	(1,431)	2,347
Income tax expense	12,797	46,710	10,957
Mining Royalties and Special Mining Tax	5,215	6,794	3,806
Total income tax	18,012	53,504	14,763

(e)	Related to the investment in associates, the Group has not recognized a deferred income tax asset by US$257.3 million as of December 31, 2017, originated by the difference between the financial and taxable basis of these investments (US$257.5 million as of December 31, 2016). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

Notes to the consolidated financial statements (continued)

28.	Commitments and contingencies

Commitments

(a)	Environmental -

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

.

Notes to the consolidated financial statements (continued)

(d)	Operating lease commitments (the Group as a lessee) -

The Group has entered into operating leases on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years since the year 2013. The Group has the option to lease the assets for two additional term of 5 years each.

Future minimum rentals payable as of December 31 are the following:

	2017	2016
	US$(000)	US$(000)

Within one year	1,543	1,543
After one year but not more than five years	6,173	6,173
More than five years	1,157	2,701

	8,873	10,417

(e)	Operating lease commitments (the Group as a lessee) -

The Group leases for several of its assets. These leases have purchase options. Below is a table showing future minimum lease payments and the present value of these payments:

	2017		2016
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	US$(000)	US$(000)	US$(000)	US$(000)

Within a year	56,915	40,224	57,592	40,428
After one year but not more than five years	267,962	241,651	318,643	281,192

Total minimum lease payments	324,877	281,875	376,235	321,620

Less - amounts representing finance charges	(43,002)	-	(54,615)	-

Present value of minimum lease payments	281,875	281,875	321,620	321,620

Contingencies
(f)	Legal procedures -

Buenaventura -

Buenaventura is a party in legal procedures that have arisen in the normal course of its activities. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies for the consolidated financial statements.

The possible contingencies amount to US$1.1 million and US$9.9 million as of December 31, 2017 and 2016, respectively.

Notes to the consolidated financial statements (continued)

Minera Yanacocha S.R.L.

Conga Project Constitutional Claim

On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against the Ministry of Energy and Mines and Yanacocha requesting the Court to order the suspension of the Conga project as well as to declare not applicable the October 27, 2010 directorial resolution approving the Conga project Environmental Impact Assessment (“EIA”). On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds finding that: (i) plaintiffs had not exhausted previous administrative proceedings; (ii) the directorial resolution approving the Conga EIA is valid, and was not challenged when issued in the administrative proceedings; (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment and; (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proofs presented by the plaintiff. Yanacocha has answered the claim. Yanacocha cannot reasonably predict the outcome of this litigation.

Environmental contingencies

The Peruvian government agency responsible for environmental evaluation and inspection, Organismo Evaluacion y Fiscalizacion Ambiental (“OEFA”), conducts periodic reviews of the Yanacocha site. In 2011, 2012, 2013, 2015, 2016 and 2017, OEFA issued notices of alleged violations of OEFA standards to Yanacocha relating to past inspections. OEFA has resolved with minimal or no findings.

In 2015 and 2016, the water authority of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2017 with no findings. The experience with OEFA and the water authority is that in the case of a finding of violation, remedial action is often the outcome rather than a significant fine.

The alleged OEFA violations currently range from zero to 11,310 tax units and the water authority alleged violations range from zero to 10,054 tax units, being each tax unit equivalent to approximately US$1,224 based on current exchange rates. Yanacocha is responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations.

(g)       Open tax procedures –

Buenaventura -

During 2012 and 2014, SUNAT reviewed the income tax for 2007 and 2008. As a result, SUNAT does not recognize tax declared deductions by S/1,056,310,000 (equivalent to US$325,516,000) in the year 2007 and S/1,530,985,000 (equivalent to US$471,798,000) for the year 2008. The main unrecognized deduction is the payment made for the removal of the price component of its commercial contracts of gold. In the opinion of management and its legal counsel, the objections are unfounded so Buenaventura should get a favorable result in the initiated claim process.

Notes to the consolidated financial statements (continued)

During 2015, SUNAT reviewed the income tax of 2009 and 2010. As a result, they did not recognize Buenaventura declared tax deductions by S/76,023,000 (equivalent to US$23,428,000). The main unrecognized deductions by Buenaventura are: the non-deductibility of bonuses paid to contractors, a provision of doubtful accounts not accepted as an expense and income unduly deducted. The possible contingencies for the year 2009 and 2010 amount to S/607,721,000 (equivalent to US$187,279,000) as of December 31, 2017. In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process.

Subsidiaries –

Buenaventura Ingenieros S.A. -

During 2015, SUNAT reviewed the income tax of the subsidiary Buenaventura Ingenieros S.A (BISA) for the fiscal years 2011 and 2012. The main unrecognized deductions are related to the deduction of bonuses paid to staff as well as the omission of income from transfer of fuel to suppliers. These deductions amount to S/20,934,000 (equivalent to US$6,451,000).

In 2016, SUNAT partially resolved the claim process related to the deduction of bonuses paid to staff for S/12,611,000 (equivalent to US$3,886,000). In addition, SUNAT requires the payment of the value added tax related to presumably omitted income from transfer of fuel to suppliers, which are currently in process of appeal to the Tax Court.

The possible contingencies for income tax for the years 2011 and 2012 amount to S/6,252,000 (equivalent to US$1,927,000) and for the value added tax amount to S/4,077,000 (equivalent to US$1,256,000) as of December 31, 2017. In the opinion of Management of this subsidiary and its legal advisors, BISA should get a favorable result in the initiated claim process initiated in 2016 (for income tax of the year 2011 and 2012 and the valued added tax of the years 2011 and 2012).

Sociedad Minera El Brocal S.A.A. -

-	On May 30, 2014, SUNAT issued tax and fines assessments for the 2011 income tax of El Brocal. Within the terms of law, El Brocal filed an appeal that is pending resolution to date. It should be noted that on June 18, 2014, El Brocal decided to pay under protest the income tax assessment by S/8,333,000 (equivalent to US$2,568,000) so it can have access to a discount benefit of the fine. This payment is recorded as an account receivable.

-	On January 8, 2015, SUNAT notified to the subsidiary El Brocal a tax assessment for the 2012 income tax, which was claimed by the subsidiary and rejected by SUNAT. In addition, SUNAT notified a tax assessment for income tax pre-payments from January to December 2012, which amounts to S/4,030,000 (equivalent to US$1,241,000). El Brocal has filed an appeal to the Tax Court, which is pending resolution.

The possible contingencies amount to S/7,562,000 (equivalent to US$2,330,000) as of December 31, 2017.

El Brocal's legal advisors believe that the outcome of these proceedings will be favorable and therefore, it is not necessary to recognize a provision for these contingencies.

Notes to the consolidated financial statements (continued)

Minera La Zanja S.R.L. -

During the years 2016 and 2017, SUNAT audited the income tax for 2013 of the subsidiary Minera La Zanja SRL. As a result, SUNAT does not recognize deductions declared for S/42,289,000 (equivalent to US$13,032,000). The main challenge is related to the deduction of development costs incurred for S/39,755,000 (equivalent to US$12,251,000). The possible contingency amounts to S/9,344,000 (equivalent to US$2,880,000) as of December 31, 2017. In Management´s opinion and its legal advisors, this interpretation is not supported and the subsidiary would obtain a favorable result in the claim process that has started.

Empresa de Generación Huanza S.A. -

During 2015, SUNAT audited the 2014 income tax of the subsidiary Empresa de Generación Huanza S.A. (Huanza). As a consequence, a portion of the depreciation of its fixed assets is not recognized for S/27,532,000 (equivalent to US$8,484,000). The possible contingency amounts to S/5,790,000 (equivalent to US$1,784,000) as of December 31, 2017. In the opinion of the Management and its legal advisors, this interpretation has no basis and therefore, Huanza would obtain a favorable result in the appeal process that has begun.

Other subsidiaries -

In addition, SUNAT has issued tax assessments as a result of the audit of income taxes of other subsidiaries for S/10,747,000 (equivalent to US$3,312,000). The possible contingencies amount to S/9,042,000 (equivalent to US$2,786,000) as of December 31, 2017. In the opinion of the Management and its legal advisors, the assessments are of possible occurrence; however, the subsidiaries expect to obtain a favorable outcome in the appeal processes initiated.

Associates -

Cerro Verde -

Mining Royalties

On June 23, 2004, Law N ° 28528 - Law of Mining Royalty was approved by which the owners of the mining concessions had to be paid, as financial compensation for the exploitation of metallic and non-metallic mineral resources, a mining royalty that was determined applying rates that change between 1% and 3% on the value of the concentrate or its equivalent, according to the price quotation of the international market published by the Ministry of Energy and Mines. Based on the contract of the guarantee signed in 1998, Cerro Verde determined that the payment of mining royalties was not applicable, because it was the contribution after the signing of the contract of the Law of Conquest of the Peruvian Government. However, under the terms of its new guarantee contract, which became effective on January 1, 2014, Cerro Verde began to pay mining royalties and special mining tax for all its production based on Law No. 29788, which it is calculated on the operating profit with rates that fluctuate between 1% and 12%.

SUNAT, the Peruvian tax authority, has assessed mining royalties on materials processed by Cerro Verde´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2007, and the years 2008 and September 2011. SUNAT issued resolutions declaring the claims of Cerro Verde unfounded for the periods 2006 to 2009. Cerro Verde appealed those decisions to the Tax Court. On June 20, 2013, the Peruvian Tax Tribunal issued two decisions affirming assessments for the period December 2006 through December 2008. Decisions by the Tax Tribunal ended the administrative stage of the appeal procedures for these assessments.

Notes to the consolidated financial statements (continued)

On September 18, 2013, Cerro Verde filed two contentious administrative claims before the judiciary against the decisions of the Tax Court that dismissed the appeals filed. In connection with demands for the periods December 2006 to December 2007, the Twentieth Specialized Administrative Litigation Court in the Court dismissed the claim filed. On May 2, 2016, Cerro Verde filed an appeal with the Seventh Administrative Litigation Chamber. In July 2017, the Chamber resolved to confirm the decision of first instance, which declared the Cerro Verde claim unfounded. On August 9, 2017, Cerro Verde filed an appeal before the Supreme Court against this decision.

With respect to the judiciary appeal related to the assessment for the year 2008, on December 17, 2014, the Eighteenth Contentious Administrative Court rendered its decision upholding the Company’s position and nullifying SUNAT’s assessment and the Tax Tribunal´s resolution (S/106.4 million). The Judgment also annulled all fines and interest bounded by SUNAT for that period (S/139.7 million). In December 2014, SUNAT appealed this decision. On January 29, 2016, the Sixth Superior Justice Court nullified the decision of the Eighteenth Contentious Administrative Court. On February 23, 2016, Cerro Verde appealed the decision to the Supreme Court.

On October 1, 2013, SUNAT served Cerro Verde a demand for payment totaling S/492 million (approximately US$151.5 million based on the December 31, 2017 exchange rate, including interest and penalties of US$89.2 million) based on the Tax Tribunal’s decisions for the period December 2006 to December 2008. As permitted by law, Cerro Verde requested, and was granted, an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments. As of December 31, 2017, Cerro Verde has made payments totaling S/459.7 million (US$145.9 million based on the date of payment and US$141.7 million based on December 31, 2017 exchange rates),

In July 2013, a hearing on SUNAT's assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. As of December 31, 2017, the amount of the assessment, including interest and penalties, for the year 2009 was S/289.2 million (approximately US$89.1 million based on the December 31, 2017 exchange rate).

On March 1, 2017 SUNAT declared the claim raised by Cerro Verde unfounded. On March 22, 2017, Cerro Verde filed an appeal with the Tax Court against the decision that declared the claim unfounded. As of December 31, 2017, the amount of the annotations by SUNAT including interest and penalties for the year 2010 and from January 2011 to September 2011 is S/586.5 million (approximately US$180.7 million at the closing exchange rate as of December 31, 2017, including interest and penalties of US$99.9 million).

On January 18, 2018, SUNAT notified the resolution determination for royalties for the fourth quarter of 2011. Cerro Verde will file a complaint with the SUNAT against said resolutions. As of December 31, 2017, the amount of the annotations by SUNAT including interest and penalties for the fourth quarter of 2011 is S/49.8 million (approximately US$15.3 million at the year-end exchange rate as of December 31, 2017, including interests and penalties for US$7.8 million).

Notes to the consolidated financial statements (continued)

As a result of the Supreme Court's unfavorable decision regarding the mining royalties of 2008, Cerro Verde recorded net charges for the year ended December 31, 2017 for a total of US$393 million associated with the royalties assessments in dispute and potential royalties from December 2006 to 2013.

Cerro Verde intends to seek an exemption available in accordance with Peruvian laws for the penalties and interest associated with this case of mining royalties. As of December 31, 2017, Cerro Verde has not recorded charges for possible penalties and unpaid interest for a total of US$385 million.

In December of 2017, as a result of the unfavorable decision of the Supreme Court on the case of mining royalties in 2008, Cerro Verde requested the return of the amounts that it would have paid in excess for the Special Mining Tax (GEM) (September 2012 to December 2013), National Housing Fund (FONAVI) (December 2012 to December 2013) and customs duties (2013).

Cerro Verde acted in good faith when applying provisions in accordance with its Stability Contract signed in 1998 and continues to evaluate alternatives to defend its rights.

Other assessments received from SUNAT

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty), including penalties and interest. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Year	Taxes	Penalty and interest	Total
	US$(000)	US$(000)	US$(000)
2003 – 2005	15,909	54,053	69,962
2006	6,545	59,454	65,999
2007	12,376	17,809	30,185
2008	20,797	12,968	33,765
2009	58,495	49,112	107,607
2010	65,997	107,139	173,136
2011	49,055	63,931	112,986
2014 - 2017	23,450	-	23,450

	252,624	364,466	617,090

Yanacocha -

-	SUNAT challenged the withholding tax rate applied on the technical assistance services provided by a non-resident supplier for fiscal years 2002 and 2003. The services were executed in Peru and also abroad; however, Yanacocha was not able to prove that during the tax audit. Based on that, the Tax Administration considers that the services were wholly executed in Peru; therefore, the withholding tax rate should be 30% instead of 12%. The amount of the contingency involved is S/12.8 million (US$3.94 million). In Management's and its legal counsel’s opinion, these interpretations have no support so Yanacocha should get a favorable outcome in the appeals initiated.

Notes to the consolidated financial statements (continued)

-	SUNAT considers that the bonus for closing the collective agreement and the collateral benefits granted to the unionized and non-unionized employees qualify as remunerative concepts; hence, taxed with the contribution to ESSALUD. The contingency amounts to S/11.5 million (US$3.5 million) for 2011 and 2012. In Management's and its legal counsel’s opinion, these interpretations have no support so Yanacocha should get a favorable outcome in the appeals initiated.

-	In 2000, Yanacocha paid a total of US$$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the Tax Court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the Tax Court in favor of Yanacocha. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. The potential liability in this matter is in the form of fines and interest in an amount up to US$82.9 million. While management has assessed that the likelihood of a ruling against the Company in the Supreme Court as remote, it is not possible to fully predict the outcome of this litigation.

29.	Transactions with associates companies

(a)	The Group has carried out the following transactions with its associates in the years 2017, 2016 and 2015:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Royalties collected to Minera Yanacocha S.R.L.:
S.M.R.L. Chaupiloma Dos de Cajamarca (c)	20,739	24,339	32,414

Services provided to Minera Yanacocha S.R.L. by:
Consorcio Energético de Huancavelica S.A. (operation and maintenance)	381	915	1,694
Buenaventura Ingenieros S.A (execution of specific work orders)	227	177	845
Consorcio Energético de Huancavelica S.A. (energy transmission)	212	-	-

Notes to the consolidated financial statements (continued)

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Dividends received by:
Compañía Minera Coimolache S.A.	9,823	11,390	6,691
Minera Yanacocha S.R.L.	-	130,950	-
Loans collected (granted) to:
Sociedad Minera Cerro Verde S.A.A.	124,800	-	(124,800)

Sales of supplies to Compañía Minera Coimolache S.A. by:
Compañía de Minas Buenaventura S.A.A.	2	1	56
Minera La Zanja S.R.L.	2	-	74

Sales of mineral to Minera Yanacocha S.R.L. by:
Minera La Zanja S.R.L.	710	-	-
Compañía de Minas Buenaventura S.A.A.	704	1,271	2,114

Interest income over loans granted by Compañía Minera Coimolache S.A. to:
Consorcio Energético de Huancavelica S.A.A.	-	3	19

Supplies purchase to Compañía Minera Coimolache S.A. by:
Consorcio Energético de Huancavelica S.A.A.	18	10	1
Minera La Zanja S.R.L.	6	10	6
Buenaventura Ingenieros S.A.	4	-	-
Compañía de Minas Buenaventura S.A.A.	-	1	29

Interest income over loans granted by associates, note 26(a)	1,685	4,164	2,286

Services provided to Compañía Minera Coimolache S.A. by:
Empresa de Generación Huanza S.A. (sale of energy)	2,137	1,679	1,676
Consorcio Energético de Huancavelica S.A. (construction services)	1,332	1,152	346
Buenaventura Ingenieros S.A (execution of specific work orders)	835	824	471
Consorcio Energético de Huancavelica S.A. (operation and maintenance)	178	332	559

Services provided by to Sociedad Minera Cerro Verde S.A.A. by:
Buenaventura Ingenieros S.A (execution of specific work orders)	57	-	-

Notes to the consolidated financial statements (continued)

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Services received by Compañía Minera Coimolache S.A. for:
Minera La Zanja S.R.L. (administrative services)	149	200	-

Purchase of assets of Compañía Minera Coimolache S.A. from:
Consorcio Energético de Huancavelica S.A. (operation and maintenance)	336	-	-

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2017	2016
	US$(000)	US$(000)

Trade and other receivables, note 7(a) -
Trade receivables
Minera Yanacocha S.R.L. (c)	6,740	7,079
Compañía Minera Coimolache S.A.	592	681
Sociedad Minera Cerro Verde S.A.A.	16	-
	7,348	7,760
Other receivables
Compañía Minera Coimolache S.A.	732	240
Sociedad Minera Cerro Verde S.A.A. (d)	-	126,050
Minera Yanacocha S.R.L.	-	379
	732	126,669

Total trade and other receivables	8,080	134,429

Classification by maturity:
Current portion	8,080	8,379
Non-current portion	-	126,050

Total trade and other receivables	8,080	134,429

Trade and other payables, note 14(a) -
Trade payables
Compañía Minera Coimolache S.A.	15	25
Minera Yanacocha S.R.L.	-	1,347
	15	1,372
Other payables
Compañía Minera Coimolache S.A.	42	3
Other	20	-
	62	3

Total trade and other payables	77	1,375

Notes to the consolidated financial statements (continued)

(c)	S.M.R.L. Chaupiloma Dos de Cajamarca -

In accordance with mining lease, amended and effective on January 1, 1994, Minera Yanacocha S.R.L. pays the Group a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

(d)	Sociedad Minera Cerro Verde S.A. -

In December 2014, Cerro Verde entered into shareholder loan agreements with, or affiliates of, Freeport Minerals Corporation, Compañía de Minas Buenaventura S.A.A. and SMM Cerro Verde Netherlands B.V., for up to US$800 million. As of December 31, 2016, Cerro Verde had borrowed US$606 million under these loan agreements (US$800 million under these loan agreements as of December 31, 2015), US$125 million with Buenaventura. During 2017, Buenaventura received the payment in advance of the long-term loan held with Sociedad Minera Cerro Verde S.A.

(e)	Key officers -

As of December 31, 2017 and 2016, directors, officers and employees of the Group have been involved, directly and indirectly, in financial transactions with certain subsidiaries. As of December 2017 and 2016, loans to employees, directors and key personnel amounts to US$47,000 and US$91,000, respectively, are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years 2017 and 2016 are presented below:

	2017	2016
	US$(000)	US$(000)

Accounts payable:
Directors’ remuneration	1,641	-
Salaries	1,257	1,034
Directors’ compensations	1,200	1,016
Other payments to officers	1,899	598
	5,997	2,648

Disbursements:
Salaries	10,530	9,922

Notes to the consolidated financial statements (continued)

30.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are

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

Corporate information mainly includes the following:

In segment information of profit and loss -

-	Sales to third parties of gold purchased by the Parent company from La Zanja mining unit and the corresponding cost of sale as well as other intercompany sales.
-	Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Uchucchacua, Orcopampa, Julcani, Mallay and Tambomayo).
-	Exploration activities in non-operating areas, carried out directly by the Parent company and not by the consolidated separate legal entities.
-	Participation in subsidiaries and associate companies of the Parent company, which are accounted for using the equity method.

In the segment information of assets and liabilities -

-	Investments in Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A., associate companies which are directly owned by the Parent company and are accounted for using the equity method; see note 10 to the consolidated financial statements.
-	Assets and liabilities of the operational mining units owned directly by the Parent company since this is the way the CODM analyzes the business. Assets and liabilities of other operating segments are allocated based on the assets and liabilities of the legal entities included in those segments.

Notes to the consolidated financial statements (continued)

Adjustments and eliminations mainly include the following:

In segment information of consolidated statements of profit and loss –

-	The elimination of any profit or loss of investments accounted for under the equity method and not consolidated by the Group corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.
-	The elimination of intercompany sales and cost of sales.
-	The elimination of any equity pickup profit or loss of the subsidiaries of the Parent company.

In the segment information of assets and liabilities –

-	The elimination of the assets and liabilities of the investments accounted for under the equity method and not consolidated, corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.
-	The elimination of any equity pickup investments of the subsidiaries of the Parent company.
-	The elimination of intercompany receivables and payables.

Refer to Note 20(a) to the consolidated financial statements where the Group reports revenues from external customers for each product and service, and revenues from external customers attributed to Peru and foreign countries. The revenue information is based on the locations of customers.

Refer to Note 20(b) to the consolidated financial statements for information about major customers (clients representing more than 10 percent of the Group’s revenues).

All non-current assets are located in Peru.

Notes to the consolidated financial statements (continued)

																Equity accounted investees
	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2017
Results:
Continuing operations
Operating income
Net sale of goods	272,334	256,960	42,785	36,736	118,966	322,653	165,319	-	-	-	-	-	-	6,317	34,650	645,176	3,202,931	203,790	5,308,617	(4,084,675)	1,223,942
Net sale of services	-	-	-	-	-	-	-	-	10,603	60,639	14,377	-	615	19,658	-	21,870	-	-	127,762	(98,065)	29,697
Royalty income	-	-	-	-	-	-	-	-	-	-	-	20,739	-	-	-	-	-	-	20,739	-	20,739
Total operating income	272,334	256,960	42,785	36,736	118,966	322,653	165,319	-	10,603	60,639	14,377	20,739	615	25,975	34,650	667,046	3,202,931	203,790	5,457,118	(4,182,740)	1,274,378
Operating costs
Cost of sales of goods	(143,288)	(115,574)	(31,190)	(22,783)	(53,555)	(193,874)	(102,474)	-	-	-	-	-	-	(6,043)	(34,029)	(746,918)	(1,768,238)	(121,021)	(3,338,987)	2,711,554	(627,433)
Cost of services	-	-	-	-	-	-	-	-	(9,393)	(25,556)	-	-	-	(9,354)	-	(2,062)	-	-	(46,365)	33,411	(12,954)
Exploration in operating units	(27,068)	(38,820)	(13,009)	(5,617)	(9,543)	-	(871)	-	-	-	-	-	-	-	-	-	-	-	(94,928)	-	(94,928)
Depreciation and amortization	(23,899)	(8,846)	(8,122)	(3,568)	(42,789)	(57,199)	(48,385)	-	(129)	(9,651)	-	-	-	(11,134)	-	-	-	-	(213,722)	-	(213,722)
Mining royalties	(2,280)	(22,436)	(354)	(333)	(998)	(3,317)	(1,499)	-	-	-	-	-	-	-	-	-	-	-	(31,217)	-	(31,217)
Total operating costs	(196,535)	(185,676)	(52,675)	(32,301)	(106,885)	(254,390)	(153,229)	-	(9,522)	(35,207)	-	-	-	(26,531)	(34,029)	(748,980)	(1,768,238)	(121,021)	(3,725,219)	2,744,965	(980,254)
Gross profit (loss)	75,799	71,284	(9,890)	4,435	12,081	68,263	12,090	-	1,081	25,432	14,377	20,739	615	(556)	621	(81,934)	1,434,693	82,769	1,731,899	(1,437,775)	294,124
Operating expenses, net
Administrative expenses	(19,473)	(18,281)	(2,878)	(2,931)	(9,139)	(13,061)	(2,814)	(1,604)	(3,606)	(2,423)	(12,288)	(90)	(413)	(1,203)	443	(4,760)	-	(3,829)	(98,350)	14,753	(83,597)
Exploration in non-operating areas	(2,676)	-	-	-	(3,214)	(1,976)	(2,870)	(2,771)	-	-	-	-	-	-	(5,052)	-	-	-	(18,559)	297	(18,262)
Selling expenses	(6,078)	(1,016)	(605)	(1,045)	(1,387)	(10,914)	(881)	-	-	(1,264)	-	-	-	(775)	(167)	(3,922)	(141,669)	(946)	(170,669)	146,581	(24,088)
Impairment loss of long-lived assets	-	-	-	-	-	-	(21,620)	-	-	-	-	-	-	-	-	-	-	-	(21,620)	-	(21,620)
Provision for contingences and others	(7,040)	(1)	(460)	(139)	(1,002)	-	(1,370)	(4,657)	100	312	-	-	-	-	378	-	-	-	(13,879)	-	(13,879)
Write –off of stripping activity asset	-	-	-	-	-	(13,573)	-	-	-	-	-	-	-	-	-	-	-	-	(13,573)	-	(13,573)
Other, net	(1,799)	(715)	(1,403)	(359)	(175)	(2,922)	(970)	(94)	1,129	(94)	(4)	(1)	-	216	(2,012)	(63,512)	(258,826)	(587)	(332,128)	318,539	(13,589)
Total operating expenses, net	(37,066)	(20,013)	(5,346)	(4,474)	(14,917)	(42,446)	(30,525)	(9,126)	(2,377)	(3,469)	(12,292)	(91)	(413)	(1,762)	(6,410)	(72,194)	(400,495)	(5,362)	(668,778)	480,170	(188,608)
Operating profit (loss)	38,733	51,271	(15,236)	(39)	(2,836)	25,817	(18,435)	(9,126)	(1,296)	21,963	2,085	20,648	202	(2,318)	(5,789)	(154,128)	1,034,198	77,407	1,063,121	(957,605)	105,516
Other income (expense),net
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	-	8,573	-	-	(66,187)	-	21,194	-	-	-	(36,420)	49,627	13,207
Finance income	-	-	-	-	-	179	670	-	-	139	1	7	1	79	5,614	5,831	5,350	220	18,091	(12,574)	5,517
Net gain (loss) from currency exchange difference	31	(63)	(75)	(11)	10	310	48	537	105	294	(75)	(41)	(4)	497	1,365	3,636	13,288	(174)	19,678	(16,750)	2,928
Finance costs	(285)	(354)	(106)	(72)	(372)	(12,017)	(1,919)	(131)	(370)	(10,354)	(6)	(2)	(2)	(941)	(8,980)	(23,766)	(216,912)	(3,304)	(279,893)	245,270	(34,623)
Total other income (expense), net	(254)	(417)	(181)	(83)	(362)	(11,528)	(1,201)	406	(265)	(1,348)	(80)	(36)	(66,192)	(365)	19,193	(14,299)	(198,274)	(3,258)	(278,544)	265,573	(12,971)
Profit (loss) before income tax	38,479	50,854	(15,417)	(122)	(3,198)	14,289	(19,636)	(8,720)	(1,561)	20,615	2,005	20,612	(65,990)	(2,683)	13,404	(168,427)	835,924	74,149	784,577	(692,032)	92,545
Income tax	(1,101)	(1,085)	(153)	(124)	(538)	(3,903)	6,841	-	(400)	(3,491)	(742)	(6,044)	(38)	1,818	(9,052)	(7,026)	(486,043)	(23,362)	(534,443)	516,431	(18,012)
Profit (loss) from continued operations	37,378	49,769	(15,570)	(246)	(3,736)	10,386	(12,795)	(8,720)	(1,961)	17,124	1,263	14,568	(66,028)	(865)	4,352	(175,453)	349,881	50,787	250,134	(175,601)	74,533
Loss from discontinued operations, see note 1(e)																					(10,098)
Net profit																					64,435

Total assets	146,464	54,114	20,922	18,923	538,057	792,594	190,310	342,759	14,004	360,610	9,004	6,611	988,841	109,669	1,931,224	2,019,332	7,691,007	380,534	15,614,979	(11,282,166)	4,332,813
Total liabilities	49,723	42,242	18,099	6,092	32,501	388,899	87,008	14,527	5,153	205,247	4,616	2,378	414	20,245	425,413	1,360,217	2,501,845	150,743	5,315,362	(4,046,176)	1,269,186

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,536,887	-	-	-	1,536,887	-	1,536,887
Additions to mining concessions, development costs, property, plant and equipment	18,127	12,674	1,951	1,796	131,119	61,060	17,326	13,733	3	852	14	-	-	459	393	-	-	-	259,507	-	259,507

Notes to the consolidated financial statements (continued)

																Equity accounted investees
	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2016
Results:
Continuing operations
Operating income
Net sale of goods	240,470	244,745	54,666	46,741	-	230,611	178,922	-	-	-	-	-	-	5,982	191,075	761,193	2,384,154	198,873	4,537,432	(3,521,762)	1,015,670
Net sale of services	-	-	-	-	-	-	-	-	12,633	57,312	12,675	-	615	19,507	-	17,713	-	-	120,455	(91,673)	28,782
Royalty income	-	-	-	-	-	-	-	-	-	-	-	24,339	-	-	-	-	-	-	24,339	-	24,339
Total operating income	240,470	244,745	54,666	46,741	-	230,611	178,922		12,633	57,312	12,675	24,339	615	25,489	191,075	778,906	2,384,154	198,873	4,682,226	(3,613,435)	1,068,791
Operating costs
Cost of sales of goods	(118,561)	(97,325)	(23,633)	(23,392)	-	(178,231)	(80,873)	-	-	-	-	-	-	(2,962)	(190,041)	(725,740)	(1,553,040)	(107,913)	(3,101,711)	2,603,899	(497,812)
Cost of services	-	-	-	-	-	-	-	-	(9,732)	(25,250)	-	-	-	(8,723)	-	(2,951)	-	-	(46,656)	35,902	(10,754)
Exploration in operating units	(31,406)	(45,111)	(11,069)	(7,960)	-	-	(603)	-	-	-	-	-	-	-	-	-	-	-	(96,149)	-	(96,149)
Depreciation and amortization	(18,541)	(11,403)	(6,756)	(11,393)	-	(53,637)	(67,542)	(27)	(253)	(10,904)	-	(16)	(221)	(10,968)	(986)	-	-	-	(192,647)	-	(192,647)
Mining royalties	(1,687)	(21,482)	(381)	(314)	-	(2,726)	(1,021)	-	-	-	-	-	-	-	-	-	-	-	(27,611)	-	(27,611)
Total operating costs	(170,195)	(175,321)	(41,839)	(43,059)	-	(234,594)	(150,039)	(27)	(9,985)	(36,154)	-	(16)	(221)	(22,653)	(191,027)	(728,691)	(1,553,040)	(107,913)	(3,464,774)	2,639,801	(824,973)
Gross profit (loss)	70,275	69,424	12,827	3,682	-	(3,983)	28,883	(27)	2,648	21,158	12,675	24,323	394	2,836	48	50,215	831,114	90,960	1,217,452	(973,634)	243,818
Operating expenses
Administrative expenses	(13,265)	(13,810)	(4,582)	(2,708)	(3,274)	(11,802)	(1,980)	(3,750)	(4,492)	(2,450)	(12,245)	(112)	(227)	(635)	(12,083)	(8,780)	-	(4,144)	(100,339)	18,647	(81,692)
Exploration in non-operating areas	-	-	-	-	(7,517)	(1,939)	(4,619)	(9,585)	-	-	-	-	-	-	(4,129)	-	-	-	(27,789)	1,200	(26,589)
Selling expenses	(4,632)	(1,075)	(845)	(1,549)	-	(10,650)	(938)	-	-	(1,124)	-	-	-	(1,154)	(115)	(3,695)	(131,391)	(1,128)	(158,296)	136,563	(21,733)
Impairment loss of long-lived assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(889,499)	-	-	(889,499)	889,499	-
Provision for contingencies	1,121	(110)	(630)	49	69	-	-	(1,399)	(286)	(467)	-	-	-	-	1,088	-	-	-	(565)	-	(565)
Other, net	1,144	874	74	(372)	421	276	4,237	2,180	2,198	10,994	-	11	(16)	546	8,081	(122,151)	(24,107)	755	(114,855)	133,812	18,957
Total operating expenses, net	(15,632)	(14,121)	(5,983)	(4,580)	(10,301)	(24,115)	(3,300)	(12,554)	(2,580)	6,953	(12,245)	(101)	(243)	(1,243)	(7,158)	(1,024,125)	(155,498)	(4,517)	(1,291,343)	1,179,721	(111,622)
Operating profit (loss)	54,643	55,303	6,844	(898)	(10,301)	(28,098)	25,583	(12,581)	68	28,111	430	24,222	151	1,593	(7,110)	(973,910)	675,616	86,443	(73,891)	206,087	132,196
Other income (expense),net
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	-	4,579	(9)	-	(448,017)	-	(370,381)	-	-	-	(813,828)	448,507	(365,321)
Finance income	3	3	1	-	-	256	87	-	8	820	12	-	4	1	7,480	2,132	954	38	11,799	(4,969)	6,830
Net gain (loss) from currency exchange difference	(203)	(59)	(61)	(46)	57	(270)	65	505	5	(138)	426	(93)	5	222	2,223	(13,741)	7,857	(117)	(3,363)	6,001	2,638
Finance costs	(379)	(197)	(87)	(41)	(137)	(12,554)	(2,614)	(163)	(545)	(10,564)	(10)	(2)	(14)	(962)	(5,156)	(15,107)	(80,438)	(1,614)	(130,584)	99,004	(31,580)
Total other income (expense), net	(579)	(253)	(147)	(87)	(80)	(12,568)	(2,462)	342	(532)	(5,303)	419	(95)	(448,022)	(739)	(365,834)	(26,716)	(71,627)	(1,693)	(935,976)	548,543	(387,433)
Profit (loss) before income tax	54,064	55,050	6,697	(985)	(10,381)	(40,666)	23,121	(12,239)	(464)	22,808	849	24,127	(447,871)	854	(372,944)	(1,000,626)	603,989	84,750	(1,009,867)	754,630	(255,237)
Income tax	(1,814)	(1,895)	(424)	(365)	-	7,851	(18,256)	(245)	(178)	(9,224)	(245)	(6,761)	-	461	(22,409)	(43,126)	(263,082)	(27,894)	(387,606)	334,102	(53,504)
Profit (loss) from continued operations	52,250	53,155	6,273	(1,350)	(10,381)	(32,815)	4,865	(12,484)	(642)	13,584	604	17,366	(447,871)	1,315	(395,353)	(1,043,752)	340,907	56,856	(1,397,473)	1,088,732	(308,741)
Loss from discontinued operations, see note 1(e)																					(19,073)
Net loss																					(327,814)

Total assets	105,950	46,085	25,118	16,958	415,341	763,092	246,106	330,169	22,481	379,964	6,226	7,439	427,439	120,038	2,593,838	2,045,825	7,635,623	334,555	15,522,247	(11,255,832)	4,266,415
Total liability	35,148	26,536	19,733	7,302	582	353,184	129,689	14,831	11,647	222,324	3,102	2,684	148	29,751	556,172	1,160,102	2,796,342	131,051	5,500,328	(4,281,126)	1,219,202

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,536,607	-	-	-	1,536,607	-	1,536,607
Additions to mining concessions, development costs, property, plant and equipment	28,899	3,451	759	2,729	230,223	51,289	14,995	25,450	27	4,236	39	-	-	3,719	1,018	-	-	-	366,834	-	366,834

Notes to the consolidated financial statements (continued)

																Equity accounted investees
	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2015
Results:
Continuing operations
Operating income
Net sale of goods	166,055	254,118	50,254	32,018	-	171,294	161,007	-	-	-	-	-	-	3,649	168,667	1,031,174	1,115,617	177,347	3,331,200	(2,484,931)	846,269
Net sale of services	-	-	-	-	-	-	-	-	48,758	48,339	11,929	-	-	13,399	-	10,625	-	-	133,050	(82,211)	50,839
Royalty income	-	-	-	-	-	-	-	-	-	-	-	32,414	-	-	-	-	-	-	32,414	-	32,414
Total operating income	166,055	254,118	50,254	32,018	-	171,294	161,007	-	48,758	48,339	11,929	32,414	-	17,048	168,667	1,041,799	1,115,617	177,347	3,496,664	(2,567,142)	929,522
Operating costs
Cost of sales of goods	(126,728)	(112,707)	(26,725)	(20,709)	-	(158,804)	(106,750)	-	-	-	-	-	-	-	(169,236)	(751,736)	(862,004)	(104,549)	(2,439,948)	1,926,458	(513,490)
Cost of services	-	-	-	-	-	-	-	-	(48,544)	(20,767)	-	-	-	(16,820)	-	(2,524)	-	-	(88,655)	29,043	(59,612)
Exploration in operating units	(27,784)	(41,705)	(12,699)	(7,539)	-	-	(41)	-	-	-	-	-	-	-	-	-	-	-	(89,768)	69	(89,699)
Depreciation and amortization	(15,767)	(17,313)	(11,349)	(15,439)	-	(45,752)	(104,984)	(17)	(850)	(10,260)	-	(54)	(226)	(9,545)	(1,027)	-	-	-	(232,583)	-	(232,583)
Mining royalties	(1,142)	(23,877)	(337)	(234)	-	-	(1,597)	-	-	-	-	-	-	-	(1)	-	-	-	(27,188)	-	(27,188)
Total operating costs	(171,421)	(195,602)	(51,110)	(43,921)	-	(204,556)	(213,372)	(17)	(49,394)	(31,027)	-	(54)	(226)	(26,365)	(170,264)	(754,260)	(862,004)	(104,549)	(2,878,142)	1,955,570	(922,572)
Gross profit (loss)	(5,366)	58,516	(856)	(11,903)	-	(33,262)	(52,365)	(17)	(636)	17,312	11,929	32,360	(226)	(9,317)	(1,597)	287,539	253,613	72,798	618,522	(611,572)	6,950
Operating expenses
Administrative expenses	(10,739)	(16,698)	(3,623)	(2,080)	(169)	(19,181)	(2,251)	(1,275)	(7,859)	(3,422)	(11,296)	(106)	(209)	(654)	(11,370)	(26,325)	-	(2,185)	(119,442)	35,070	(84,372)
Exploration in non-operating areas	-	-	-	-	(12,651)	(2,366)	(8,954)	(3,241)	-	-	-	-	-	-	(5,685)	-	-	-	(32,897)	2,287	(30,610)
Selling expenses	(3,552)	(851)	(1,055)	(1,424)	-	(9,056)	(1,207)	-	-	(806)	-	-	-	(1,411)	(3)	(3,534)	(56,215)	(1,111)	(80,225)	60,860	(19,365)
Impairment loss of long-lived assets	-	-	-	-	-	-	(3,803)	-	-	-	-	-	-	-	-	-	-	(672)	(4,475)	672	(3,803)
Provision for contingencies	-	-	-	-	-	-	-	-	-	(472)	-	-	-	-	77	-	-		(395)	-	(395)
Other, net	1,836	(1,182)	(125)	(67)	156	(2,657)	(687)	(1,251)	7,417	167	(4)	-	793	98	6,252	(82,846)	(26,600)	765	(97,935)	92,595	(5,340)
Total operating expenses, net	(12,455)	(18,731)	(4,803)	(3,571)	(12,664)	(33,260)	(16,902)	(5,767)	(442)	(4,533)	(11,300)	(106)	584	(1,967)	(10,729)	(112,705)	(82,815)	(3,203)	(335,369)	191,484	(143,885)
Operating profit (loss)	(17,821)	39,785	(5,659)	(15,474)	(12,664)	(66,522)	(69,267)	(5,784)	(1,078)	12,779	629	32,254	358	(11,284)	(12,326)	174,834	170,798	69,595	283,153	(420,088)	(136,935)
Other income (expense),net
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	6,561	478	2	-	(187,269)	-	(268,463)	-	-	-	(448,691)	275,316	(173,375)
Finance income	5	5	2	-	-	154	16	-	182	23	13	-	-	-	10,785	673	512	23	12,393	(1,367)	11,026
Net gain (loss) from currency exchange difference	539	461	378	75	(63)	(3,832)	(1,973)	(1,734)	(1,393)	(1,586)	(165)	45	4	(2,162)	(2,287)	(251)	(75,770)	(1,300)	(91,014)	77,321	(13,693)
Finance costs	(195)	(235)	(152)	(108)	(163)	(10,096)	(3,684)	(52)	(1,413)	(8,817)	(21)	(4)	(1)	(842)	(4,043)	-22,734	(16,010)	(51)	(68,621)	41,049	(27,572)
Total other income (expense), net	349	231	228	(33)	(226)	(13,774)	(5,641)	(1,786)	3,937	(9,902)	(171)	41	(187,266)	(3,004)	(264,008)	(22,312)	(91,268)	(1,328)	(595,933)	392,319	(203,614)
Profit (loss) before income tax	(17,472)	40,016	(5,431)	(15,507)	(12,890)	(80,296)	(74,908)	(7,570)	2,859	2,877	458	32,295	(186,908)	(14,288)	(276,334)	152,522	79,530	68,267	(312,780)	(27,769)	(340,549)
Income tax	(518)	(602)	(140)	(78)	-	4,109	5,702	-	(4,386)	(3,887)	(299)	(9,186)	(87)	584	(5,975)	(602,717)	(46,246)	(29,861)	(693,587)	678,824	(14,763)
Profit (loss) from continued operations	(17,990)	39,414	(5,571)	(15,585)	(12,890)	(76,187)	(69,206)	(7,570)	(1,527)	(1,010)	159	23,109	(186,995)	(13,704)	(282,309)	(450,195)	33,284	38,406	(1,006,367)	651,055	(355,312)
Loss from discontinued operations, see note 1(e)																					(20,233)
Net loss																					(375,545)

Total assets	86,961	51,746	27,228	24,279	168,835	739,941	220,331	303,484	31,463	393,318	5,979	9,397	997,835	118,012	3,067,988	2,965,430	7,852,692	238,175	17,303,094	(12,755,913)	4,547,181
Total liability	16,663	14,817	6,538	2,803	9,100	364,455	106,846	4,590	29,599	235,695	3,457	3,508	2,831	31,479	465,244	736,605	3,354,318	63,119	5,451,667	(4,293,722)	1,157,945

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,043,983	-	-	-	2,043,983	-	2,043,983
Additions to mining concessions, development costs, property, plant and equipment	20,245	8,198	1,323	2,259	77,093	37,571	27,741	26,740	527	6,159	85	-	1,205	2,140	-	-	-	-	211,286	-	211,286

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continued operations follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Segments profit (loss) from continued operations	250,134	(1,397,473)	(1,006,367)
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(225,215)	645,989	203,912
Elimination of intercompany sales	(108,973)	(251,502)	(232,380)
Elimination of intercompany cost of sales	106,726	250,157	228,914
Elimination of share in the results of subsidiaries and associates	49,627	448,507	448,691
Others	2,234	(4,419)	1,918

Consolidated profit (loss) from continued operations	74,533	(308,741)	(355,312)

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Segments assets	15,614,979	15,522,247	17,303,094
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(10,090,873)	(10,016,003)	(8,128,519)
Elimination of equity pick up investments of the subsidiaries and associates of the Parent company	(1,186,783)	(1,047,758)	(4,486,717)
Elimination of intercompany receivables	(32,769)	(192,958)	(138,703)
Others	28,259	887	(1,974)

Consolidated assets	4,332,813	4,266,415	4,547,181

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Segments liabilities	5,315,362	5,500,328	5,451,667
Elimination of liabilities of equity accounted investees, not consolidated	(4,012,805)	(4,087,495)	(4,154,042)
Elimination of intercompany payables	(32,769)	(192,958)	(138,703)
Others	(602)	(673)	(977)

Consolidated liabilities	1,269,186	1,219,202	1,157,945

Notes to the consolidated financial statements (continued)

31.	Derivative financial instruments

Hedge derivative financial instruments -

(a)	The volatility of copper prices during the last years has caused the Management of the subsidiary El Brocal to enter into future contracts which are recorded under cash flow accounting, see note 2.4(v). These contracts managed during 2017 are intended to reduce the volatility of the cash flows attributable to the fluctuations in the cooper price, from January to December 2018, in accordance with existing copper concentrate sales commitments, which are related to 50 percent of the annual production of copper according to the risk strategy approved by the Board of Directors of this subsidiary.

The counterpart fair value as of December 31, 2017, net of deferred income tax, amounts to a liability balance of US$19,602,000 (US$2,723,000 as of December 31, 2016), and it is shown in the caption "Other reserves of equity".

The table below presents the composition of open transactions included in the hedge derivative financial instruments as of December 31, 2017:

		Quotations
Period of settlement	MT	Fixed	Futures	Fair value
				US$(000)
January 2018	3,000	5,972 – 6,050	7,275	(3,788)
February 2018	3,000	5,972 – 6,050	7,260	(3,736)
March 2018	3,000	5,972 – 6,050	7,247	(3,693)
April 2018	3,000	5,805 – 6,050	7,259	(3,973)
May 2018	3,000	5,900 – 6,300	7,269	(3,484)
June 2018	3,000	5,900 – 6,325	7,277	(3,468)
July 2018	3,000	5,960 - 6,350	7,285	(3,359)
August 2018	3,000	6,520	7,290	(2,288)
September 2018	3,000	7,100	7,296	(580)
October 2018	3,000	7,200	7,300	(296)
November 2018	3,000	7,300	7,305	(13)
December 2018	3,000	7,300	7,309	(27)

	36,000			(28,705)

Notes to the consolidated financial statements (continued)

The table below presents the composition of open transactions included in the hedge derivative financial instruments as of December 31, 2016:

		Quotations
Period of settlement	MT	Fixed	Futures	Fair value
				US$(000)
January 2017	2,542	4,917	5,526	(1,548)
February 2017	2,270	5,001	5,530	(1,199)
March 2017	1,795	4,860	5,535	(1,208)
April 2017	500	5,720	5,536	92
	7,107			(3,863)

(b)	Embedded derivative of commercial contracts -

The Group’s sales of concentrates are based on commercial contracts, under which a provisional sales value is determined based on future quotations (forward). The adjustment to sales is considered an embedded derivative, which is required to be separated from the host contract. Commercial contracts are linked to market prices (London Metal Exchange) at the dates of the expected settlements of the open positions as of December 31, 2017 and 2016. The embedded derivative does not qualify for hedge accounting; therefore, changes in the fair value are recorded as an adjustment to net sales.

Embedded derivatives held by the Group as of December 31, 2017 are:

			Quotations
Metal	Quantity	Period of quotations	Provisional	Future	Fair value
		2018	US$	US$	US$(000)

Copper	24,846 DMT	January – March	6,645.36 – 6,841.95	7,112.50 – 7,275.00	2,508
Gold	64,898 DMT	January – March	1,256.45 – 1,317.67	1,258.00 – 1,317.10	1,066
Silver	326,095 Oz	January – April	16.02 – 18.00	16.07 – 17.21	1,815
Lead	22,735 DMT	January – April	2,333.23 – 3,110.69	2,488 – 2,579.75	229
Zinc	54,603 DMT	January – April	3,103.72 – 3,275.47	3,226.50 – 3,343.50	1,806

Total asset, net					7,424

Notes to the consolidated financial statements (continued)

Embedded derivatives held by the Group as of December 31, 2016 are:

			Quotations
Metal	Quantity	Period of quotations	Provisional	Future	Fair value
		2017	US$	US$	US$(000)

Copper	29,121 DMT	January - April	2,985.28 – 5,824.00	5,535.76 – 5,642.25	397
Gold	15,370 DMT	January – February	1,139.75 – 1,145.90	1,151.00 – 1,179.40	481
Silver	17,124 Oz	January - April	16.32 – 19.35	16.42 – 16.66	(1,825)
Lead	23,636 DMT	January - April	1,871.58 – 2,380.60	2,017.00 – 2,080.00	(801)
Zinc	29,407 DMT	January – March	2,291.08 – 2,732.10	2,578.00 – 2,612.50	(172)
Other	15,082 Oz				396

Total liability, net					(1,524)

32.	Financial - risk management objectives and policies

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

There were no changes in the objectives, policies or processes during the years ended December 31, 2017, 2016 and 2015.

The Board of Directors reviews and agrees policies for managing each of these risks, which are described below:

(a)	Market risk -

Market risk is the risk that the fair value of the future cash flows from financial instruments will fluctuate because of changes in market prices. Market risks that apply to the Group comprise four types of risk: exchange rate risk, commodity risk, interest rate risk and other risk of price, such as the risk of the stock price. Financial instruments affected by market risks include time deposits, financial obligations, embedded derivatives and derivative financial instruments.

Notes to the consolidated financial statements (continued)

The sensitivity analyses in this section relate to the positions as of December 31, 2017, 2016 and 2015, and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase/decrease	Effect on profit (loss) before income tax
		US$(000)
2017
Exchange rate	+10%	2,474
Exchange rate	-10%	(2,459)

2016
Exchange rate	+10%	(924)
Exchange rate	-10%	926

2015
Exchange rate	+10%	6,233
Exchange rate	-10%	(7,618)

(a.2)	Commodity price risk

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

A table showing the effect in profit or loss of the variations of interest rates:

	Increase/decrease of Libor rate	Effect on results
	(percentage rates)	US$(000)
2017
Interest rate	+10	(677)
Interest rate	-10	677

2016
Interest rate	+10	333
Interest rate	-10	(333)

2015
Interest rate	+10	294
Interest rate	-10	(294)

(b)	Credit risk -

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

Notes to the consolidated financial statements (continued)

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources. The Group maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit in leading financial entities.

The Group continually monitors its liquidity risk based on cash flow projections.

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31,2017 -
Bank loans	96,580	-	-	-	96,580
Trade and other payables	219,379	663	-	-	220,042
Derivative financial instruments	28,705	-	-	-	28,705
Financial obligation	110,062	148,718	449,689	-	708,469
Contingent consideration liability	-	-	9,280	28,469	37,749

Total	454,726	149,381	458,969	28,469	1,091,545

As of December 31,2016 -
Bank loans	55,000	-	-	-	55,000
Trade and other payables	253,062	-	-	15,982	269,044
Derivative financial instruments	3,863	-	-	-	3,863
Embedded derivative for sale of concentrates	1,524	-	-	-	1,524
Financial obligation	70,420	113,070	503,029	-	686,519
Contingent consideration liability	-	3,305	6,603	32,840	42,748

Total	383,869	116,375	509,632	48,822	1,058,698

Notes to the consolidated financial statements (continued)

(d)	Capital management -

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

33.	Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Quoted prices in active markets (Level 2)	Quoted prices in active markets (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2017
Assets and liabilities measured at fair value:
- Embedded derivatives for concentrates sales, net	7,424	-	7,424	-
- Contingent consideration liability	17,570	-	-	17,570
- Hedge instruments	28,705	-	28,705	-
As of December 31, 2016
Liabilities measured at fair value:
- Embedded derivatives for concentrates sales, net	1,524	-	1,524	-
- Contingent consideration liability	19,343	-	-	19,343
- Hedge instruments	3,863	-	3,863	-

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

Based on the foregoing, there are no important existing difference between the value in books and the fair value of the assets and financial liabilities as of December 31, 2017 and 2016.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2017, 2016 and 2015, together with the Report of Independent Registered Public Accounting Firm

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2017, 2016 and 2015, together with the Report of Independent Registered Public Accounting Firm

Content

F-110

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Minera Yanacocha S.R.L.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Minera Yanacocha S.R.L. and subsidiary (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 23 and 24 to the consolidated financial statements).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Report of Independent Registered Public Accounting Firm (continued)

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Paredes, Burga & Asociados S. Civil de R. L.

A member practice of Ernst & Young Global Limited

/s/ Victor Burga

We have served as the Company’s auditor since 2015

Lima, Peru,

April 27, 2018

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of financial position

As of December 31, 2017 and 2016

	Note	2017	2016
		US$(000)	US$(000)

Current assets
Cash and cash equivalents	5	675,014	677,524
Trade and other receivables, net	6	36,800	40,975
Prepaid income tax		31,945	18,175
Value added tax credit		43,684	73,227
Inventories, net	7	70,646	71,298
Stockpiles and ore on leach pads, net	8	196,638	226,357
Prepaid expenses		408	337
Total current assets		1,055,135	1,107,893

Non-current assets
Trade and other receivables, net	6	11,520	-
Available-for-sale financial assets	9	23,000	16,454
Stockpiles and ore on leach pads, net	8	60,760	111,889
Property, plant and equipment, net	10	855,881	794,831
Intangible assets, net		13,099	14,818
Total non-current assets		964,260	937,992
Total assets		2,019,395	2,045,885

Current liabilities
Trade and other payables	11	83,820	66,474
Current provisions	12	39,495	68,662
Total current liabilities		123,315	135,136

Non-current provisions	12	1,236,965	1,025,025
Total liabilities		1,360,280	1,160,161

Partners' equity, net
Partners' contributions	13	398,216	398,216
Additional paid-in-capital		(47,685)	226
Retained earnings		308,584	487,282
Total equity		659,115	885,724
Total liabilities and partners’ equity, net		2,019,395	2,045,885

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of comprehensive income

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		US$(000)	US$(000)	US$(000)

Operating income
Revenue from sales	15	645,176	761,193	1,031,174
Other operating income		21,870	17,713	10,625
Total gross income		667,046	778,906	1,041,799

Costs applicable to sales	16	(746,918)	(776,394)	(758,033)
Other operating costs		(2,062)	(2,951)	(2,524)
Total operating costs		(748,980)	(779,345)	(760,557)
Gross (loss) profit		(81,934)	(439)	281,242

Operating expenses
Operating expenses, net	17	(63,514)	(71,496)	(82,846)
Administrative expenses	18	(4,760)	(8,780)	(20,028)
Selling expenses		(3,921)	(3,695)	(3,534)
Impairment loss	10(b)	-	(889,499)	-
Total operating expenses		(72,195)	(973,470)	(106,408)
Operating (loss) profit		(154,129)	(973,909)	174,834

Other expenses, net
Finance income		5,831	2,132	673
Finance costs	19	(23,766)	(15,107)	(22,734)
Net (loss) gain from currency exchange difference		3,636	(13,741)	(251)
Total other expenses, net		(14,299)	(26,716)	(22,312)
(Loss) income before income tax		(168,428)	(1,000,625)	152,522
Income tax expense	14(c)	(7,026)	(43,127)	(602,717)
Loss for the year		(175,454)	(1,043,752)	(450,195)

Comprehensive loss:
Loss for the year		(175,454)	(1,043,752)	(450,195)
Other comprehensive income (loss) to be reclassified as profit or loss in subsequent periods:
Changes in the fair value of available-for-sale financial asset, net of tax effect		(3,244)	651	(757)
Total comprehensive loss for the year		(178,698)	(1,043,101)	(450,952)

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of changes in equity

For the years ended December 31, 2017, 2016 and 2015

	Capital stock	Adicional Paid-in- capital	Retanied earnings	Other reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2015	398,216	226	2,279,490	1,845	2,679,777
Loss for the year	-	-	(450,195)	-	(450,195)
Other comprehensive income for the year	-	-	-	(757)	(757)
Total comprehensive loss	-	-	(450,195)	(757)	(450,952)

As of December 31, 2015	398,216	226	1,829,295	1,088	2,228,825
Loss for the year	-	-	(1,043,752)	-	(1,043,752)
Other comprehensive loss for the year	-	-	-	651	651
Total comprehensive loss	-	-	(1,043,752)	651	(1,043,101)
Dividends declared and paid, note 13(c)	-	-	(300,000)	-	(300,000)

As of December 31,2016	398,216	226	485,543	1,739	885,724
Loss for the year	-	-	(175,454)	-	(175,454)
Other comprehensive loss for the year	-	-		(3,244)	(3,244)
Total comprehensive loss	-	-	(175,454)	(3,244)	(178,698)
Treasury shares, note 1	-	(47,911)	-	-	(47,911)
As of December 31, 2017	398,216	(47,685)	310,089	(1,505)	659,115

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statement of cash flows

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		US$(000)	US$(000)	US$(000)
Cash flow from operating activities
Loss for the year		(175,454)	(1,043,752)	(450,195)
Adjustments to reconcile profit after income tax to net cash flows from operating activities:
Impairment loss	10(b)	-	889,499	-
Depreciation and amortization	16	87,783	140,712	223,142
Deferred income tax	14(c)	-	-	483,804
Unwinding of discount of the provision for reclamation	12(b)	21,769	14,104	22,075
Write-off of fixed assets	17	1,368	14,036	2,411
Loss (gain) for fixed asset sales		(603)	(311)	508
Write-down of ore on leach pads to realizable value	8(b)	77,385	100,179	64,497
Reversal of the write-down of on leach pads to realizable value	8(b)	(99,219)	(106,103)	(137,293)
Allowance for obsolescence of materials and supplies	7(b)	1,804	(609)	1,049
Working capital adjustments:
Net (increase) decrease in operating assets:
Trade and other receivables		(7,345)	(14,586)	41,842
Prepaid Income Tax		(13,770)	(18,175)	-
Value added tax credit		29,543	7,414	3,701
Inventories and Stockpiles and ore on leach pads		103,334	99,237	120,113
Prepaid expenses		(71)	180	160
Available for sale financial assets	9	(5,000)	-	-
Net (increase) decrease in operating liabilities:
Trade and other payables		17,346	(10,654)	(60,569)
Income tax payable		-	(12,346)	(23,090)
Provisions		77,296	91,842	(6,698)
Reclamation liabilities paid	12(b)	(21,376)	(10,467)	(11,007)

Net cash and cash equivalents provided by operating activities		94,790	140,200	274,450

Cash flow from investing activities
Purchase of property, plant and equipment		(51,624)	(106,908)	(118,429)
Proceeds from sale of property, plant and equipment	17	2,235	471	1,116

Net cash and cash equivalents used in investing activities		(49,389)	(106,437)	(117,313)

Cash flow from financing activities
Dividends declared and paid	13(c)	-	(300,000)	-
Payments for treasury shares	1	(47,911)	-	-

Net cash and cash equivalents used in financing activities		(47,911)	(300,000)	-

Net (decrease) increase in cash and cash equivalents		(2,510)	(266,237)	157,137
Cash and cash equivalents at beginning of year		677,524	943,761	786,624

Cash and cash equivalents at end of year		675,014	677,524	943,761
Transactions with no effects in cash flows:
Addition of asset retirement and mine closure		97,326	351,798	10,434

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Notes to the consolidated financial statements

For the years 2017, 2016 and 2015

1.	Identification and business activities of the Company

(a)	Identification -

Minera Yanacocha S.R.L. hereinafter “the Company”, was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is currently engaged in the production, exploration and development of gold under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma"). Future projects include the production, exploration and development of cooper as well.

The Company is 54.05% owned by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation ("Newmont", the ultimate Parent company) and 45.95% owned by Compañia Minera Condesa S.A., which is 100% owned by Compañia de Minas Buenaventura S.A.A. (“Buenaventura”).

On December 22, 2017 Minera Yanacocha S.R.L. purchased back 63,922,565 partnership interests owned by International Finance Corporation (“IFC”) for US$47,910,585, which represented the 5% of the capital stock of the Company.

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

The Company's operations are located near Cajamarca, province of Peru and currently include the following open pit mines: Chaquicocha, Cerro Yanacocha, La Quinua Complex (La Quinua, El Tapado, El Tapado Oeste), Western Oxide pits (La Quinua Sur and Cerro Negro Oeste), Eastern Oxide pits (Quecher Norte) and Carachugo Alto. Mining activities in Maqui Maqui, Marleny and Cerro Negro Este ceased during 2016. The Company has four leach pads, three processing facilities, one limestone processing facility (China Linda) and one mill. Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities and the Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant, followed by Merrill - Crowe zinc precipitation and smelting where a final dore product is poured. The dore is then shipped offsite for refining and is sold on the worldwide gold markets.

Notes to the consolidated financial statements (continued)

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flows and profitability of the Company's operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control. During 2017, 2016 and 2015, the Company produced 0.53 million, 0.66 million and 0.92 million ounces of gold, respectively.

Quecher Main project

This project will add oxide production at Yanacocha, leverage existing infrastructure and enable potential future growth at Yanacocha. First production is expected in early 2019 with commercial production in the fourth quarter of 2019. Quecher Main extends the life of the Yanacocha operation to 2027 with average annual gold production of about 200,000 ounces per year (on a consolidated basis) between 2020 and 2025. Development capital costs (excluding capitalized interest) since approval were US$12 million, all of which related to the fourth quarter of 2017.

Conga project

The Conga Project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and/or development of new reserves as development of the project's development and reserve balances reported for Conga in 2014 were reclassified to mineralized material in 2015.

Construction activities on Conga project were suspended on November 30, 2011, at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project, which was previously approved by the central government in October 2010, was reviewed by independent experts in an effort to resolve allegations around the environmental viability of Conga. This review concluded that the environmental impact assessment complied with international standards and provided some recommendations to improve water management. Yanacocha has focused on the construction of water reservoirs prior to the development of other project facilities. However, development of Conga is contingent upon generating acceptable project returns and getting local community and government support. Under the current social and political environment, the Company does not anticipate being able to develop Conga for at least the next five years. Due to the uncertainty surrounding the project’s development, the Company has allocated its exploration and development capital to other projects in recent years, and the Conga project is currently in care and maintenance. Should the Company be unable to develop the Conga project, the Company may have to consider other alternatives for the project, which may result in a future impairment charge.The total assets at Conga as of December 31, 2017 and 2016 were US$494.7 million and US$502.8 million, respectively.

Notes to the consolidated financial statements (continued)

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2017 were approved by the Company’s Management on February 27, 2018 and, in its opinion, will be approved without changes at the Partners’ Meeting to be held within the terms established by Law.

The consolidated financial statements as of December 31, 2016 and 2015 were issued with the approval of the Partners’ Meeting held on March 31, 2017

2.	Basis for preparation, consolidation and accounting policies

2.1.	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”), in effect at December 31, 2017.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiary (San Jose Reservoir Trust, a separate legal entity created to ensure the continuity of the Company’s operations in the San Jose Reservoir after the end of operations at Yanacocha).

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

Certain standards and amendments are effective for annual periods beginning on or after January 1, 2017 However, they do not impact the annual consolidated financial statements of the Company and, hence, have not been disclosed. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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

Held-to-maturity investments -

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Company has the positive intention and ability to hold them to maturity. The Company did not have any held-to-maturity investments as of December 31, 2017 and 2016.

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

Notes to the consolidated financial statements (continued)

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

The cost of an element of property, plant and equipment comprises the following: the acquisition price or manufacturing cost, including non-reimbursable customs and taxes and any cost necessary to place the asset in operating condition, as anticipated by Management; the estimate of the rehabilitation obligation and; in the case of qualified assets, the financing costs.

Notes to the consolidated financial statements (continued)

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

Disbursements incurred to replace a component of an item or element of property, plant and equipment are capitalized separately, writing-off the carrying amount of the component being replaced. In the event the component replaced has not been considered as a separate component of the asset item, the replacement value of the new component is used to estimate the carrying amount of the assets being replaced.

Assets in the construction stage are capitalized as separate components. At their completion, the cost is transferred to the appropriate category. Work in progress is not depreciated.

Depreciation

Land is not depreciated. Other than land, depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost less their residual value over their estimated useful lives and in the case of assets assigned to the production process of Yanacocha, under the lower of that determined under the units of production method or the useful life of the mine. Remaining useful lives as follows:

Land improvements	Between 2 and 4 years
Buildings	Between 5 and 10 years
Plant and equipment	Between 3 and 10 years
Vehicles	Between 3 and 4 years
Furniture and fittings	Between 3 and 4 years
Other equipment	Between 3 and 4 years
Computer equipment	Between 3 and 4 years
Assets retirement cost	Useful life of the mine and/or process facilities

The assets' useful lives and residual values are reviewed, and adjusted if appropriate, at each date of the consolidated statement of financial position. Any changes in these estimates are prospectively adjusted.

Notes to the consolidated financial statements (continued)

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

The carrying amounts of non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying values are in excess of the recoverable amount. The recoverable amount is determined as the higher of an asset's fair value, less costs of disposal, and its value in use. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independently from other assets, in which case the review is undertaken at the cash generating unit level. The Company identified two separate cash generating units according to its segments: Yanacocha and Conga.

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

2.5.	Reclassifications

The Company has reclassified certain prior period amounts to conform to the 2017 presentation, including the following items:

The Company has reclassified a portion of the impairment loss as of December 31, 2016 included in Property, Plant and equipment, net to Intangible assets, net for US$4.3 million after the conclusion of the final allocation.

The Company has reclassified community development costs of US$6.3 million from Administrative expense to Costs applicable to sales for the year ended December 31, 2015.

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

When a mine development /construction project moves into the production phase, the capitalization of certain mine development costs ceases and the cost of mining waste ore are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements. It is also at this point that depreciation or amortization commences.

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

Estimated economically recoverable reserves are used in determining the depreciation and (or) amortization of mine-specific assets.

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

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective. Of the other standards and interpretations that are issued, but not yet effective, they have not been listed, as these are not expected to impact the Company.

IFRS 9 Financial Instruments -

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company plans to adopt the new standard on the required effective date and will not restate comparative information.

During 2017, the Company performed an impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Company in 2018 when the Company will adopt IFRS 9. Overall, the Company expects no significant impact on its statement of financial position or equity from the adoption of IFRS 9.

(a)	Classification and measurement -

The Company does not expect a significant impact on its statement of financial position and equity on applying the classification and measurement requirements of IFRS 9.

Trade receivables are considered to be held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Company analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

Notes to the consolidated financial statements (continued)

For other financial assets currently measured at fair value, e.g., available-for-sale financial assets, the Company will continue to classify and measure these at fair value.

There will be no impact on financial liabilities.

(b)	Impairment -

IFRS 9 requires the Company to now use an expected credit loss model for its trade receivables measured at amortised cost, either on a 12-month or lifetime basis. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables measured at amortised cost. Given the short term nature of these receivables, the Company does not expect these changes will have a significant impact.

(c)	Hedge accounting -

The changes in IFRS 9 relating to hedge accounting will have no impact as the Company does not currently apply hedge accounting.

IFRS 15 Revenue from Contracts with Customers -

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted.

The Company plans to adopt the new standard on the required effective date using the modified retrospective method. During 2016, the Company performed a preliminary assessment of IFRS 15, which was followed by a more detailed analysis in 2017.

The key issues identified, and the Company’s views and perspectives, are set out below. These are based on the Company’s current interpretation of IFRS 15 and may be subject to changes as interpretations evolve more generally. Furthermore, the Company is considering and will continue to monitor any further development.

To date, the Company has identified the following issues that require consideration.

(a)	Impact of shipping terms -

The Company is responsible for shipping services until the date at which control of the refined gold passes to the customer. Under IFRS 15, these shipping activities are considered fulfilment activities, consistent with IAS 18. Therefore, the Company considers that there will not be an impact for the shipping activities on the revenue recognition.

Notes to the consolidated financial statements (continued)

(b)	Other presentation and disclosure requirements -

IFRS 15 contains other presentation and disclosure requirements which are more detailed than the current IFRS. The presentation requirements represent a significant change from current practice and will increase the volume of disclosures required in the Company’s financial statements. Many of the disclosure requirements in IFRS 15 are new.

In 2017, the Company continued testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

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

In 2018, the Company plans to assess the potential effect of IFRS 16 on its consolidated financial statements.

5.	Cash and cash equivalents

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Petty cash	34	45
Bank accounts	48,995	118,853
Term deposits (b)	625,985	558,626
	675,014	677,524

(b)	The term deposits balance is made as follows:

	2017	2016
	US$(000)	US$(000)

Citi Bank	206,824	150,564
JP Morgan	419,161	408,062
	625,985	558,626

(b)	The bank accounts and term deposits yield interest at market rates. Because of the short maturity of these balances, less than 90 days, the carrying amounts approximate to their fair value.

Notes to the consolidated financial statements (continued)

6.	Trade and other receivables, net

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Trade receivables, net
Foreign clients	1,032	9,965

Other receivables
Advances to suppliers	20,724	18,024
Tax claims	10,211	6,955
Credit of tax on net assets	11,520	-
Other	4,032	6,623
Related entities, note 21(b)	2,185	815
	48,672	32,417

Allowance for doubtful accounts (b)	(1,384)	(1,407)
	47,288	31,010
Total trade and other receivables, net	48,320	40,975

By maturity:
Current	36,800	40,975
Non Current	11,520	-
Total	48,320	40,975

There are no trade receivables that are due at December 31, 2017 and 2016.

(b)	The allowance for doubtful accounts had the following movement during the years 2017, 2016 and 2015:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Opening balance	1,407	1,444	1,788
Additions	-	-	88
Deductions	(23)	(37)	(432)
Ending balance	1,384	1,407	1,444

In Company’s Management opinion, the allowance for doubtful accounts balance is sufficient to adequately cover the risks of failure as of the date of the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

7.	Inventories, net

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Precious metals	15,446	15,012
Leach in-circuit	8,057	6,378
Mill in-circuit	2,048	2,493
Materials and supplies	52,171	52,687
	77,722	76,570

Allowance for obsolescence of materials and supplies (b)	(7,076)	(5,272)
	70,646	71,298

(b)	The allowance for obsolescence of material and supplies had the following movement during the years 2017, 2016 and 2015:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Opening balance	5,272	5,881	4,832
Provision for impairment of materials and supplies	2,896	3,104	5,060
Reversal of provision for impairment of materials and supplies	(1,092)	(3,713)	(4,011)
Ending balance	7,076	5,272	5,881

8.	Stockpiles and ore on leach pads, net

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Current portion -
Stockpiles	77,296	92,309
Ore on leach pads	159,930	209,471
Provision for net realizable value adjustment (b)	(40,588)	(75,423)
	196,638	226,357
Non-current portion -
Stockpiles	32,362	41,997
Ore on leach pads	50,350	78,843
Provision for net realizable value adjustment (b)	(21,952)	(8,951)
	60,760	111,889

Notes to the consolidated financial statements (continued)

(b)	The provision for net realizable value adjustment had the following movement during the years 2017, 2016 and 2015:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Opening balance, note 16	84,374	90,298	163,094
Provision	77,385	100,179	64,497
Reversal of provision	(99,219)	(106,103)	(137,293)
Ending balance, note 16	62,540	84,374	90,298

9.	Available-for-sale financial assets

In November 2008, the Company funded the San Jose Reservoir Trust for US$13 million to ensure the continuity of the Company's operations in the San Jose Reservoir after 2018. Such trust is irrevocable and is a separate legal entity of the Company. The grantor is the Company, the trustee is the Banco de Credito del Peru and the beneficiary is the Company; therefore, the Company consolidates the trust. As of December 31, 2017, the trust total balance is US$23,000,000 and is presented as Available-for-sale financial assets (trust total balance of US$16,454,000 as of December 31, 2016).

During 2017, these investments, denominated in U.S. dollars, accrued losses net of taxes of US$3,244,000 (profit of US$651,000 in 2016 and losses of US$757,000 in 2015) which are included in the consolidated statement of comprehensive income.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment, net

(a)	Below is presented the movement in cost:

	Opening balance	Additions	Sales and disposals	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2017
Cost-
Land	9,459	-	-	-	9,459
Land improvements	36,454	-	-	-	36,454
Building and constructions	236,551	-	(42)	61,289	297,798
Machinery and equipment	379,164	-	(92,299)	-	286,865
Leach pads	1,670,835	-	-	51,951	1,722,786
Vehicles	11,024	-	-	-	11,024
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	57,773	-	-	-	57,773
Work in progress	483,225	51,624	-	(134,439)	400,410
Mining rights	37,521	-	-	-	37,521
Asset retirement and mine closure	409,797	97,326	-	-	507,123
Stripping activity asset	148,487	-	-	-	148,487
Mine development	701,156	-	-	21,199	722,355
	4,184,002	148,950	(92,341)	-	4,240,611

Accumulated depreciation and amortization
Land improvements	35,053	90	-	-	35,143
Building and constructions	235,340	5,020	(12)	-	240,348
Machinery and equipment	329,965	8,431	(88,421)	-	249,975
Leach pads	1,588,205	33,061	-	-	1,621,266
Vehicles	11,003	21	-	-	11,024
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	55,645	269	-	-	55,914
Mining rights	29,457	-	-	-	29,457
Asset retirement and mine closure	337,173	19,172	-	-	356,345
Stripping activity asset	142,170	1,082	-	-	143,252
Mine development	622,604	16,846	-	-	639,450
	3,389,171	83,992	(88,433)	-	3,384,730
Net cost	794,831				855,881

Notes to the consolidated financial statements (continued)

	Opening balance	Additions	Sales and disposals	Transfer/Other changes	Impairment loss	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2016
Cost-
Land	11,521	-	-	201	(2,263)	9,459
Land improvements	41,909	-	-		(5,455)	36,454
Building and constructions	274,262	-	(26,410)	26,396	(37,697)	236,551
Machinery and equipment	511,942	-	(125,064)	22,865	(30,579)	379,164
Leach pads	1,890,823	-	-	15,276	(235,264)	1,670,835
Vehicles	15,198	-	(4,168)	-	(6)	11,024
Furniture and fixtures	2,556	-	-	-	-	2,556
Other equipment	60,462	353	-	217	(3,259)	57,773
Work in progress	476,353	78,609	-	(70,282)	(1,455)	483,225
Mining rights	49,544	-	(3,113)	-	(8,910)	37,521
Asset retirement and mine closure	452,145	351,798	-	-	(394,146)	409,797
Stripping activity asset	157,048	26,148	-	-	(34,709)	148,487
Mine development	814,563	-	-	5,079	(118,486)	701,156
	4,758,326	456,908	(158,755)	(248)	(872,229)	4,184,002

Accumulated depreciation and amortization
Land improvements	35,266	298	-	(511)	-	35,053
Building and constructions	196,515	61,530	(22,705)	-	-	235,340
Machinery and equipment	429,910	12,230	(112,175)	-	-	329,965
Leach pads	1,565,508	22,697	-	-	-	1,588,205
Vehicles	14,620	2,735	(6,352)	-	-	11,003
Furniture and fixtures	2,547	9	-	-	-	2,556
Other equipment	53,964	1,681	-	-	-	55,645
Mining rights	29,457	-	-	-	-	29,457
Asset retirement and mine closure	318,405	18,768	-	-	-	337,173
Stripping activity asset	138,178	3,992	-	-	-	142,170
Mine development	613,646	8,447	-	511	-	622,604
	3,398,016	132,387	(141,232)	-	-	3,389,171
Net cost	1,360,310					794,831

Additions to work in progress in 2017 are primarily related to the Water treatment project and Yanacocha Laybacks Checkpoint 2A and Asset Componentization project.

The depreciation and amortization expense for the year ended December 31, 2017 was recorded as Cost applicable to sales in the statement of comprehensive income.

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

In December 2017, the Company performed a formal evaluation of its cash generating units and concluded that there were no impairment indicators at December 31, 2017.

In December 2016, the Company determined that an impairment indicator existed as a result of the updated long-term mining and closure plans and the related increases in estimated future closure costs that resulted in the increase to the asset retirement cost asset. As a result of the recoverable amount analysis performed during 2016, the Company recorded an impairment loss related to Yanacocha mine of US$889.5 million (US$872.2 million and US$17.3 million related to property, plant and equipment and intangible assets, respectively).

In assessing whether impairment was required, the carrying value of the asset or CGU was compared with its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs of disposal (FVLCD) and value in use (VIU). Given the nature of the Company’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. Consequently, the recoverable amount for each CGU was estimated based on estimated discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. These cash flows were discounted using a real pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Estimates included quantities of recoverable minerals, production levels, operating costs and capital requirements and sourced from out planning process, including the LOM plans, one-year budgets and CGU-specific studies.

Key assumptions used for the impairment testing as of December 31, 2016:

The determination of value in use was most sensitive to the following key assumptions:

-	Production volumes
-	Commodity prices
-	Discount rate

Notes to the consolidated financial statements (continued)

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

As each producing mining unit has specific reserve characteristics and economic circumstances, the cash flows of the mines were computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proved and probable reserves and resource estimates.

Commodity prices: Forecasted commodity prices were based on management’s estimates and were derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. These prices were adjusted to arrive at appropriate consistent price assumptions for the different qualities and type of commodities, or, where appropriate, contracted prices were applied.

Estimated prices for the current and long-term periods that have were used to estimate future revenues were as follows:

	Current	Long-term
	US$	US$

Gold (per ounce)	1,221	1,300

Discount rate: In calculating the value in use, a pre-tax discount rate of 7.1% was applied to the pre-tax cash flows. This discount rate was derived from the Company’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

Notes to the consolidated financial statements (continued)

11.	Trade and other payables

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	43,108	44,634
Related entities, note 21(b)	9,962	9,052
	53,070	53,686

Other payables
Remuneration and similar benefits payable	27,419	8,516
Royalties payable to the Peruvian State	726	1,098
Taxes payable	2,605	3,174
	30,750	12,788
	83,820	66,474

(b)	Trade payables arise mainly from the acquisition of materials, supplies and spare parts and services provided by third parties. These obligations, have current maturities, accrue no interest, are not secured and are mostly denominated in U.S. dollars.

12.	Provisions

(a)	This caption is made up as follows:

	2017	2016
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (b)	1,234,731	1,012,888
Provision of social responsability	21,689	24,335
Workers’ profit sharing payable (c)	1,733	13,005
Accrual of operating costs	15,064	19,650
Other provisions	3,243	23,809
	1,276,460	1,093,687

Classification by maturity:
Current portion	39,495	68,662
Non-current portion	1,236,965	1,025,025
	1,276,460	1,093,687

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and explorations projects -

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

The movement of the ARO for 2017, 2016 and 2015 is broken down as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Opening balance	1,012,888	578,959	557,457
Additional provisions	221,450	430,292	10,434
Payments	(21,376)	(10,467)	(11,007)
Unwinding of discount, note 19	21,769	14,104	22,075
Final balance	1,234,731	1,012,888	578,959

Classification by maturity
Current portion	19,455	15,636	6,698
Non-current portion	1,215,276	997,252	572,261
	1,234,731	1,012,888	578,959

In December 2016, the Company completed a comprehensive study of the Yanacocha long-term mining and closure plans as part of the requirement to submit an updated closure plan to Peruvian regulators every five years. As a result, the Company recorded an increase to the reclamation obligation at Yanacocha of US$430 million. The increase to the reclamation obligation resulted in an increase to the recorded asset retirement cost asset of US$352 million related to the producing portions of the mine (note 10) and a non-cash charge to reclamation expense for the year ended December 31, 2016 of US$78 million related to the areas of Yanacocha’s operations no longer in production. The increase to the reclamation obligation was primarily due to higher estimated long-term water management costs, heap leach earthworks and related support activities.

Notes to the consolidated financial statements (continued)

There were minimal changes to the updated closure plan in 2017 prior to submitting to Peruvian regulators in September 2017. The regulators completed their review and approved the updated closure plan in November 2017.

As of December 31, 2017, the Company recorded an increase to the reclamation at Yanacocha of US$206 million. The increase to the reclamation obligation resulted in an increase to the recorded asset retirement cost asset of US$97 million related to the producing portions of the mine and a non-cash charge to reclamation expense for the year ended December 31, 2017 of US$109 million related to the areas of Yanacocha’s operations no longer in production. The increase to the reclamation obligation is mainly due to a decrease in the market-based discount rate compared to last year. The discount rates used in the calculation of the provision as at 31 December 2017 are between 0.3% to 2.9% (2016: between 1.4% and 4.2%).

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

Partners’ contributions comprise 1,214,528,739 common partnership interests at par value of one Peruvian Sol each, fully subscribed and paid-in. Such partnership interest includes 656,484,745 shares that are owned by foreign investors.

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

Until December 31, 2017, by Law N° 30296 published on December 31, 2014, for individuals and non-resident legal entities, the applicable tax rate was 6.8% for dividend distributions in cash or non-monetary assets for fiscal year 2017. Pursuant to Legislative Decree N° 1261, published on December 10, 2016 and effective as of January 1, 2017, the applicable tax rate to the distribution of cash dividends and non-monetary assets for the year 2017 onwards will be 5%.

Notes to the consolidated financial statements (continued)

(c)	Dividends declared and paid -

On February 15, 2016, the board of Directors unanimously agreed to distribute dividends in the amount of US$300 million, in proportion to its shareholding, which corresponds to a portion of the accumulated results as of December 31, 2014, which have been generated in 2011.

14.	Tax Situation

(a)	Tax stabilization agreements -

The Company has entered into the following tax stability agreements, each with a term of 15 years:

Mine	Effective	Date of the Tax Agreement	Tax Regimes in Force

Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

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

Pursuant to Legislative Decree N° 1261, published on December 10, 2016 and effective as of January 1, 2017, the applicable tax rate on the taxable income will be 29.5 percent. The income tax for La Quinua is 29% according to the tax stabilization agreement entered into with the Peruvian government.

(b)	Other mining taxes -
(i)	Law N°29788, Mining Royalties

On 28 September 2011, the Peruvian Government enacted new legislation to comprise a new mining tax payable to the Peruvian Government for extracting metallic and non-metallic mineral resources from its mining concessions.

Notes to the consolidated financial statements (continued)

Pursuant to this legislation, the mining royalty is payable quarterly based on sales and operating profit determined in accordance with IFRS. The royalty amount due is 1% of revenue. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate of 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. During 2017, 2016, and 2015, the amounts included in cost of production related to mining royalties were US$3,140,629, US$3,742,000 and US$2,456,000, respectively and during 2017, 2016 and 2015 there were no amounts included in mining tax expense.

(ii)	Law N°29789, Special Mining Tax

The Special Mining Tax ("IEM") applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit determined, in accordance with IFRS.

The rate varies depending on the level of operating profit. During 2017, 2016 and 2015 the amounts included in income and mining tax expense were US$1,418,000, US$3,259,000 and US$1,838,000 respectively.

(iii)	Law N°29790, Special Mining Burden

The Special Mining Burden ("GEM") applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit, determined in accordance with IFRS. The rate varies depending on the level of operating profit margin. The GEM applied to operations at La Quinua in 2017, 2016 and 2015. This resulted in US$3,526,000, US$6,945,000 and US$19,883,000, respectively, of additional Income and mining tax expense.

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

The new pension fund tax is calculated based on annual income and is payable quarterly. During 2017, 2016 and 2015, the amounts included in Income and mining tax expense amounted to US$28,685, US$141,870, and US$459,000, respectively.

Notes to the consolidated financial statements (continued)

(c)	Peruvian income tax -

The Company's income tax provision consisted of the following:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Current Peruvian income tax	3,877	41,105	98,319
Royalties and mining taxes	4,944	10,249	21,721
Other taxes	211	323	639
Income tax prior year adjustments	(2,006)	(2,092)	(1,766)
Income tax prior years refunds	-	(6,458)	-
Current income tax expense	7,026	43,127	118,913
Deferred income tax expense (benefit)	-	-	483,804
Income tax expense	7,026	43,127	602,717

(d)	Deferred income tax asset -

Components of deferred income tax assets (liabilities) are as follows:

	2017	2016
	US$(000)	US$(000)

Deferred income tax assets, net
Property, plant and mine development	571,210	608,783
Reclamation	233,843	160,261
Accounts payable and accrued expenses	78,241	64,703
Inventories	61,435	60,018
Other	3,073	3,077
	947,802	896,842
Allowance of deferred income tax asset	(947,802)	(896,842)
Net deferred income tax asset	-	-

In December 2017, the Company recorded a valuation allowance on its deferred income tax asset of US$51 million (US$386 million during 2016 and US$510 million during 2015) to the extent that it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Notes to the consolidated financial statements (continued)

(e)	Reconciliation of income tax expense (benefit) –

Below is a reconciliation of tax expense and the accounts profit multiplied by the statutory tax rate for the years 2017 and 2016:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Income (loss) before income tax	(168,428)	(1,000,625)	152,522
Peruvian statutory tax rate	29.5%	28%	28%
Income tax expense (income)	(49,686)	(280,175)	42,706
Valuation allowance on deferred tax asset	50,960	386,763	510,004
Effect of change in income tax rate	-	(66,667)	16,576
Mining taxes	3,530	7,392	15,639
Non-deductible expenses	4,204	3,296	15,288
Adjustment due to income tax rate applicable to la Quinua	(124)	(1,024)	2,504
Income tax prior years refunds / payments	(1,858)	(6,458)	-
Total income tax expense	7,026	43,127	602,717

15.	Revenue from sales

The Company’s revenues are mainly from sales of gold ounces. The table below presents the net sales to customers by geographic region:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Sales and services by geographic region:
Metal sales
Suiza	491,887	558,723	754,335
America	179,018	233,043	315,686
	670,905	791,766	1,070,021
Royalties, note 1(a) and 21	(20,739)	(24,339)	(32,414)
Mining royalties to the government	(4,990)	(6,234)	(6,433)
	645,176	761,193	1,031,174

Notes to the consolidated financial statements (continued)

16.	Costs applicable to sales

This caption is made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and in-process	446,503	544,325	660,763
Beginning balance of provision for net realizable value, note 8(b)	(84,374)	(90,298)	(163,094)
Consumption of supplies	240,881	228,376	210,384
Personnel expenses	99,702	87,258	102,867
Other services	66,408	73,779	82,787
Maintenance	24,033	36,213	38,646
Power	23,565	27,270	27,713
Depreciation and amortization	87,783	140,712	223,142
Workers' profit participation	1,242	12,394	28,852
Reclamation expenses related to leach pads, note 12(b)	124,124	78,494	-
Ending balance of provision for net realizable value, note 8(b)	62,540	84,374	90,298
Ending balance of finished goods and in-process	(345,489)	(446,503)	(544,325)
	746,918	776,394	758,033

17.	Operating expenses, net

This caption is made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Exploration and advanced projects	51,694	49,580	64,230
Severance program	9,419	9,659	14,904
Write-off of fixed assets	1,368	14,036	2,411
Cost of fixed assets sold	1,632	160	1,624
Income from fixed asset sales	(2,235)	(471)	(1,116)
Others, net	1,636	(1,468)	793
	63,514	71,496	82,846

18.	Administrative expenses

This caption is made up as follows:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Management expenses	3,395	7,191	18,108
Other	1,365	1,589	1,920
	4,760	8,780	20,028

Notes to the consolidated financial statements (continued)

19.	Finance costs

Financial costs for the year ended December 31, 2017 are mainly related to the unwinding of the discount of the reclamation and mine closure liability amounting to US$21,769,000 (US$14,104,000, and US$22,075,000 for the years ended December 31, 2016 and 2015, respectively). See note 12(b).

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

Legal proceedings -

Conga project Constitutional claim -

On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against the Ministry of Energy and Mines and the Company requesting the Court to order the suspension of the Conga project as well as to declare not applicable the October 27, 2010 directorial resolution approving the Conga project Environmental Impact Assessment (“EIA”). On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds finding that: (i) plaintiffs had not exhausted previous administrative proceedings; (ii) the directorial resolution approving the Conga EIA is valid, and was not challenged when issued in the administrative proceedings; (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment and; (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proofs presented by the plaintiff. The Company has answered the claim. The Company cannot reasonably predict the outcome of this litigation.

Environmental -

The Peruvian government agency responsible for environmental evaluation and inspection, Organismo Evaluacion y Fiscalizacion Ambiental (“OEFA”), conducts periodic reviews of the Yanacocha site. In 2011, 2012, 2013, 2015, 2016 and 2017, OEFA issued notices of alleged violations of OEFA standards to the Company relating to past inspections. OEFA has resolved with minimal or no findings. In 2015 and 2016, the water authority of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2017 with no findings. The experience with OEFA and the water authority is that in the case of a finding of violation, remedial action is often the outcome rather than a significant fine. The alleged OEFA violations currently range from zero to 11,310 tax units and the water authority alleged violations range from zero to 10,054 tax units, being each tax unit equivalent to approximately US$1,224 based on current exchange rates. The Company is responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations.

Notes to the consolidated financial statements (continued)

Open tax procedures -

The Tax Authority has the right to examine, and, if necessary, amend the Company’s income tax provision for the last four years. The Company’s income tax filings for the years 2013 through 2017 are open to examination by the tax authorities. For value added tax, the periods open for examination are the years 2014 through 2017. To date, National Tax Supervisor “SUNAT” has concluded its review of the Company’s tax exams through the year 2011. For years 2002 through 2009, the Company is in the claim and appeal process. The tax administration is auditing the income tax from 2013.

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

Tax contingencies -

Withholding income tax for fiscal years 2002 and 2003 -

The Tax Administration challenged the withholding tax rate applied on the technical assistance services provided by a non-resident supplier. The services were executed in Peru and also abroad; however, the Company was not able to prove that during the tax audit. Based on that, the Tax Administration considers that the services were wholly executed in Peru; therefore, the withholding tax rate should be 30% instead of 12%. The amount of the contingency involved is S/12.8 million (US$3.9 million). In Management's and its legal counsel’s opinion, that consideration has no support and the Company should obtain a favorable outcome in the appeal initiated against the tax authorities.

Notes to the consolidated financial statements (continued)

Health Contributions - ESSALUD -

The Tax Administration considers that the bonus for closing the collective agreement and the collateral benefits granted to the unionized and non-unionized employees qualify as remunerative concepts; hence, taxed with the contribution to ESSALUD. The contingency amounts to S/11.5 million (US$3.5 million) for 2011 and 2012. In Management's and its legal counsel’s opinion, that interpretation has no support and the Company should obtain a favorable outcome in the appeal initiated against the tax authorities.

Tax Dispute related to the amortization of the contractual rights -

In 2000, the Company paid a total of US$$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed the Company the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. The Company expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the Tax Court in Peru ruled in favor of the Company and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the Tax Court in favor of the Company. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of the Company. The Company has appealed the Superior Court ruling to the Peru Supreme Court. The potential liability in this matter is in the form of fines and interest in an amount up to US$82.9 million. While management has assessed that the likelihood of a ruling against the Company in the Supreme Court as remote, it is not possible to fully predict the outcome of this litigation.

Letters of Guarantee -

The Company has signed Letters of Guarantee with various financial institutions in accordance with the Mine Closure Regulation approved by Supreme Decree No.033-2005 of the Ministry of Energy and Mines. The table below sets out the outstanding signed commitments at year ends by financial institution. In general, these letters of guarantee are renewed annually.

	2017	2016
	US$(000)	US$(000)

Banco de Credito del Peru (a)	123,729	188,000
BBVA Continental	190,000	120,000
Scotiabank	190,000	120,000
	503,729	428,000

(a)	Letters of guarantee of Banco de Credito del Peru include US$6,321,000 and US$7,626,000 related to San Jose Reservoir Trust in 2017 and 2016, respectively.

These three letters of guarantee shall come into force if the Company fails to execute in whole or in part the mine closure plan.

21.	Transactions with related parties

(a)	The main transactions carried out by the Company with its related parties in the years 2017, 2016, and 2015 were:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Royalties paid:
S.M.R.L. Chaupiloma Dos de Cajamarca, note 15 and 1(a)	20,739	24,339	32,414

Services rendered by:
Newmont Peru S.R.L. (management services)	8,985	10,420	24,644
Newmont USA Limited	5,607	6,438	9,076

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Company had the following accounts receivable and payable from/to associates:

	2017	2016
	US$(000)	US$(000)

Balance receivable from related parties, note 6
Newmont USA Limited	1,523	389
Suriname Gold Company LLC	567	281
NVL, USA Limited, Delaware	79	-
Newmont Peru S.R.L.	10	15
Newmont Technologies Limited	5	120
Others	1	10
	2,185	815

Balance payable for related parties, note 11
S.M.R Chaupiloma Dos de Cajamarca	5,144	5,846
Newmont USA Limited.	2,548	1,403
Newmont Peru S.R.L.	1,263	742
Newmont Technologies Limited.	960	1,007
Newmont International Service Limited.	42	26
Others	5	28
	9,962	9,052

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

Credit risk is managed on a group basis by Newmont according to its policies. Financial instruments exposed to credit risk are cash and cash equivalents, investments in debt and equity instruments, trade accounts receivable and other accounts receivable. For banks and financial institutions, only independently rated parties with a minimum "A" rating are accepted. Regarding trade accounts receivable, according to the practice in the latest years, collections have generally been in full. A credit review of the portfolio is performed quarterly to determine any deterioration in credit quality. The Company does not foresee any significant losses that may arise from this risk.

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

Notes to the consolidated financial statements (continued)

The following table represents the analysis of the Company's financial liabilities, considering the remaining period to reach such maturity as of the consolidated statement of financial position date (see note 11):

	2017	2016
	Less than 1 year	Less than 1 year
	US$(000)	US$(000)

Trade accounts payable	43,108	44,634
Accounts payable to related parties	9,962	9,052
Remuneration and similar benefits payable	27,419	8,516
	80,489	62,202

(d)	Capital risk management -

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

In 2017 and 2015, the Company did not recognize any impairment loss. In 2016, the Company recognized an impairment loss related to Yanacocha of US$889 million, see note 10(b).

Under US GAAP, the Company used undiscounted cash flows to perform an impairment evaluation. In 2016, the Company recognized an impairment loss related to Yanacocha of US$933 million. No impairment losses were determined for Yanacocha and Conga cash-generating units in 2017 or 2015.

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

Notes to the consolidated financial statements (continued)

(d)	Reclamation and mine closure –

Under IFRS, the liability was measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability), see note 2.4 (j).

Under IFRS, the Company has to update the discount rate at the closing date, this change in the discount rate has an impact (increase/decrease) in the asset retirement cost and reclamation liability.

Under US GAAP, upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

Under US GAAP, there are no requirements of update the discount rate.

(e)	Inventories -

Under IFRS, the cost of inventory mainly includes less depreciation as a result of the reduced base of property, plant and equipment due to the impairment recorded in prior years.

Under US GAAP, the cost of inventory is affected by a different depreciation since the impairment recognized under US GAAP is different than the one recognized under US GAAP.

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

The following is a summary of the adjustment to net income for the years ended December 31, 2017 and 2016 and to partners' equity as of December 31, 2016 and 2015 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Loss under U.S. GAAP	(118,127)	(1,191,319)	(252,159)
Items increasing (decreasing) reported net profit:
Impairment loss, note 23(a) and 10(b)	-	(889,499)	-
Reversal of depreciation of assets impaired under IFRS, note 23(a)	294,454	101,855	125,943
Reversal of depreciation of assets impaired under USGAAP, note 23(a)	(237,906)	-	-
Elimination of impairment loss recorded under U.S. GAAP, note 23(a)	-	933,200	-
Elimination of the valuation allowance of the deferred workers’ profit participation, note 23(b)	-	-	41,909
Stripping activity asset, note 23(c)	(6,360)	22,156	18,868
Reclamation and mine closure, note 23(d)	(90,079)	22,278	12,049
Asset retirement costs	(35,911)	(6,210)	(6,041)
Inventories, note 23(e)	17,169	(36,076)	(20,903)
Deferred workers' profit participation, note 23(b)	-	-	(2,790)
Valuation allowance of deferred income tax, note 23(f)	-	-	(321,622)
Deferred income tax of reconciliation items, note 23(f)	-	-	(43,441)
Recognition of account receivable to tax authority	2,405	-	-
Others	(1,100)	(137)	(2,008)
Loss under IFRS	(175,454)	(1,043,752)	(450,195)

Notes to the consolidated financial statements (continued)

	2017	2016
	US$(000)	US$(000)

Partners' equity under U.S. GAAP	1,759,039	1,928,321
Items increasing (decreasing) reported Partners' equity:
Impairment loss, note 23(a)	(2,469,188)	(2,469,188)
Elimination of impairment loss recorded under U.S. GAAP, note 23(a)	933,200	933,200
Reversal of depreciation of assets impaired under U.S. GAAP note 23(a)	(237,906)	-
Reversal of depreciation of assets impaired under IFRS, note 23(a)	674,260	379,806
Stripping activity asset, note 23(c)	34,709	41,069
Asset retirement cost	116,458	152,369
Reclamation and mine closure, note 23(d)	(135,004)	(44,925)
Inventories, note 23(e)	(13,120)	(30,289)
Others	(3,333)	(4,639)
Partners' equity under IFRS	659,115	885,724

25.	New U.S. GAAP Accounting Pronouncements

Recently Issued Accounting Pronouncements -

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

Revenue recognition –

In May 2014, ASU No. 2014-09 was issued related to revenue from contracts with customers. This ASU was further amended in August 2015, March 2016, April 2016, May 2016 and December 2016 by ASU No. 2016-08, No. 2016-10, No. 2016-12 and No. 2016-20, respectively. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In August 2015, the effective date was deferred to reporting periods, including interim periods, beginning after December 15, 2017 and will be applied retrospectively. Early adoption is not permitted. The adoption of this accounting pronouncement is consistent with the adoption of IFRS 15, see in note 4 the status of the adoption.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2017, 2016 and 2015
together with the Report of Independent Registered Public Accounting Firm

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2017, 2016 and 2015
together with the Report of Independent Registered Public Accounting Firm

Content

F-168

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Sociedad Minera Cerro Verde S.A.A., (the Company) as of December 31, 2017 and 2016, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 24 and 25 to the financial statements).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Report of Independent Registered Public Accounting Firm (continued)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Katherine Villanueva

We have served as the Company’s auditor since 2007

Lima, Peru

April 27, 2018

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2017 and 2016

	Note	2017	2016
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	2(d), 3	600,027	29,951
Trade accounts receivable, net		2,735	1,162
Other accounts receivable, net	2(d), 5	76,866	70,043
Trade accounts receivable - Related parties	2(d), 4	411,797	375,306
Inventories, net	2(f), 6	445,626	425,566
Prepayments		5,741	5,473
Other non-financial assets	7	21,082	311,007

Total current assets		1,563,874	1,218,508

Non - current assets
Property, plant and equipment, net	2(g), 8	5,678,424	5,807,740
Inventories	2(f),6	248,452	300,614
Intangible assets	2(h)	11,243	12,198
Prepayments		-	39
Other non-financial assets	7	189,014	296,524

Total non-current assets		6,127,133	6,417,115

Total assets		7,691,007	7,635,623

Liabilities and equity, net
Current liabilities
Trade accounts payable	2(e), 9	194,958	168,357
Income tax payable		170,169	21,863
Provision related to benefits to employees		80,745	48,039
Other accounts payable	2(e),10	40,182	3,619
Accounts payable - Related parties	2(e), 4	5,534	27,134
Other provisions	2(j), 12	19,202	24,458
Other financial liabilities	2(e), 11	-	161

Total current liabilities		510,790	293,631

Non - current liabilities
Other financial liabilities	2(e), 11	1,268,488	1,995,843
Accounts payable - Related parties	2(e), 4	8,147	7,132
Provision related to benefits to employees		29,158	-
Other provisions	2(j), 12	347,087	164,622
Deferred income tax liability, net	2(l),14(g)	166,005	335,114
Current income tax liabilities	14	172,170	-

Total non-current liabilities		1,991,055	2,502,711

Total liabilities		2,501,845	2,796,342

Shareholders’ equity	13
Capital stock		990,659	990,659
Other capital reserves		198,132	198,132
Retained earnings		4,000,371	3,650,490

Total shareholders’ equity		5,189,162	4,839,281

Total liabilities and shareholders’ equity		7,691,007	7,635,623

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		US$(000)	US$(000)	US$(000)

Sales of goods	15	3,202,931	2,384,154	1,115,617
Cost of sales	16	(1,768,238)	(1,553,040)	(862,004)
Gross Margin		1,434,693	831,114	253,613

Operating expenses
Selling expenses	17	(141,669)	(131,391)	(56,215)
Other operating expenses	18	(258,826)	(24,107)	(26,739)
Other operating income				139
		(400,495)	(155,498)	(82,815)
Operating Profit		1,034,198	675,616	170,798

Other income (expenses)
Financial income		5,350	954	512
Financial expenses	19	(216,912)	(80,438)	(16,010)
Exchange differences, net		13,288	7,857	(75,770)
		(198,274)	(71,627)	(91,268)

Profit before income tax		835,924	603,989	79,530

Income tax expense	14(g)	(486,043)	(263,082)	(46,246)

Net Profit for the year		349,881	340,907	33,284

Basic and diluted profit per share	20	1.000	0.974	0.095

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in equity

For the years ended December 31, 2017, 2016 and 2015

	Note	Capital stock	Other capital reserves	Retained earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2015	13	990,659	198,132	3,276,299	4,465,090

Net profit for the year				33,284	33,284

Balance as of December 31, 2015	13	990,659	198,132	3,309,583	4,498,374

Net profit for the year		-	-	340,907	340,907

Balance as of December 31, 2016	13	990,659	198,132	3,650,490	4,839,281

Net profit for the year		-	-	349,881	349,881

Balance as of December 31, 2017	13	990,659	198,132	4,000,371	5,189,162

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2017, 2016 and 2015

	Note	2017	2016	2015
		US$(000)	US$(000)	US$(000)

Operating activities
Net profit for the year		349,881	340,907	33,284
Adjustments to reconcile net profit for the year with the cash provided from operating activities for:
Income tax expense	14(g)	486,043	263,082	46,246
Nonmonetary adjustments
Depreciation and amortization	16	456,467	472,997	244,477
Accretion on remediation and mine closure provision	12(b)	4,595	4,391	3,985
Net loss on sale of property, plant and equipment		185	982	661
Mining royalty dispute		295,773	-
Net changes in assets and liabilities
Trade accounts receivable		(37,636)	(161,335)	(23,165)
Other accounts receivable		(7,062)	2,008	54
Inventories		32,101	(11,341)	(194,582)
Other non-financial assets		226,969	113,355	(239,595)
Trade accounts payable		(13,663)	16,229	75,430
Other accounts payable		49,915	70,939	31,360
Provisions related to benefits to employees		33,258	27,503	(23,876)
Other provisions		70,648	(60,863)	8,535
Interest paid (not included in the financing activities)		(50,510)	(64,325)	(36,233)
Income tax		(282,273)	(68,557)	(121,027)
Net cash and cash equivalents provided by operating activities		1,614,691	945,972	(194,446)

Statements of cash flows (continued)

	Note	2017	2016	2015
		US$(000)	US$(000)	US$(000)

Investing activities
Sales of property, plant and equipment		37	235	409
Purchase of property, plant and equipment	8	(152,769)	(421,610)	(1,663,738)
Stripping activity asset	8	(153,623)	(61,261)	(111,819)
Purchase of intangibles		-	-	(9,509)
Other cash payments related to investing activities		-	3,832	-

Net cash and cash equivalents used in investing activities		(306,355)	(478,804)	(1,784,657)

Financing activities
Proceeds from loans	11(b)	233,333	350,000	1,896,000
Proceeds from shareholders loans		-	-	600,000
Payments of loans	11(b)	(353,333)	(793,000)	(528,000)
Payments of shareholders loans	11(b)	(606,014)	-	-
Debt issuance costs	11(b)	(12,085)	-	(2,356)
Amortization of leasings		(161)	(169)	(163)

Net cash and cash equivalents used in financing activities		(738,260)	(443,169)	1,965,481

Net increase in cash and cash equivalents		570,076	23,999	(13,622)
Cash and cash equivalents at beginning of year		29,951	5,952	19,574

Cash and cash equivalents at the end of the year		600,027	29,951	5,952

Transactions with no effects in cash flows :
Provision for remediation and mine closure	12(b)	3,710	16,091	33,803

The accompanying notes are an integral part of this financial statement.

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2017, 2016 and 2015

1.	Identification and business activity

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (the Company) was incorporated in Peru on August 20, 1993 as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company’s shares were listed on the Lima Stock Exchange on November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport Minerals Corporation (FMC), a wholly owned subsidiary of Freeport-McMoRan Inc. (Freeport), owns 53.56% of the voting shares of the Company. SMM Cerro Verde Netherlands B.V. (SMM Cerro Verde), a subsidiary of Sumitomo Metal Mining Company Ltd. (Sumitomo), owns 21%, Compañía de Minas Buenaventura S.A.A. (Buenaventura) owns 19.58%, and other stakeholders own the remaining 5.86%.

The Company’s legal address is Jacinto Ibañez Street N°315 - Parque Industrial, Arequipa in the city of Arequipa and the ore deposit is located 20 miles southwest of that city (Asiento Minero Cerro Verde S/N Uchumayo – Arequipa).

(b)	Business activity -

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper concentrate, copper cathode and molybdenum concentrate.

Cerro Verde’s operation consists of an open-pit copper mine, 360,000 metric ton-per-day concentrator facilities and solution extraction and electrowinning (SX/EW) leaching facilities. Leach copper production is derived from a 39,000 metric ton-per-day crushed leach facility and a run-of-mine (ROM) leach system. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year. The leaching and flotation process carried out at these plants are part of the benefit concession “Planta de Beneficio Cerro Verde.”

(c)	Financial statements approval -

The financial statements for the year ended December 31, 2017, were approved at the Board of Directors and Shareholders' Meetings on March 23, 2018. The financial statements for the year ended December 31, 2016, were approved at the Board of Directors and Shareholders’ Meetings on March 30, 2017.

Notes to the Financial Statements (continued)

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

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States dollars (US$) and include the years ended December 31, 2017 and 2016. Unless otherwise indicated, all values have been rounded to the nearest thousand.

(b)	Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2017 and 2016, and the amounts of reported revenues and expenses for the years ended December 31, 2017 and 2016.

Information about significant judgments, estimates and assumptions made by Management in the preparation of the financial statements follows:

(b.1)	Judgments -

(i)	Contingencies -

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential amount of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

(ii)	Stripping cost -

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

Notes to the Financial Statements (continued)

Once the Company has identified its production stripping for its surface mining operation, it identifies the separate components of the ore body. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify and define these components, and to determine the expected volumes (e.g., in tons) of waste to be stripped and ore to be mined in each of these components.

(b.2)	Estimates and assumptions -

(i)	Determination of mineral reserves -

Mineral reserves are the part of a mineral deposit that can be economically and legally extracted from the mine concessions. The Company estimates its mineral reserves based on information compiled by individuals qualified in reference to geological data about the size, depth and form of the ore body, and requires geological judgments in order to interpret the data.

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

(ii)	Units of production depreciation -

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

(iii)	Provision for remediation and mine closure -

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

According to the Company’s accounting policies, the provision for remediation and mine closure represents the present value of the costs that are expected to be incurred in the closure period of the operating activities of the Company. Closure budgets are reviewed regularly to take into account any significant change in the studies conducted. Nevertheless, the closure costs of mining units will depend on the market prices for the closure work required, which would reflect future economic conditions. Also, the timing of disbursements depends on the useful life of the mine, which are based on estimates of future commodity prices.

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

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast hole cuttings determine the estimated copper grades of material delivered to mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Notes to the Financial Statements (continued)

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

(v)	Asset impairment -

Management has determined that the Company’s operations consist of one cash generating unit. Therefore, the Company’s operations are evaluated at least annually in order to determine if there are impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the greater of the fair value less costs of disposal or the value in use. These assessments require the use of estimates and assumptions, including long-term commodity prices, discount rates, operating costs, and others.

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

(c)	Currency -

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

Notes to the Financial Statements (continued)

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrator. The published exchange rates were S/3.238 for US$1 for buying and S/3.245 for US$1 for selling as of December 31, 2017, and S/3.352 for US$1 buying and S/3.360 for US$1 for selling as of December 31, 2016. These rates have been applied to the appropriate asset and liability accounts.

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

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, receivables are subsequently carried at amortized cost using the effective interest rate method less any provision for impairment (i.e. allowance for doubtful accounts).

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

Embedded derivatives –

Copper Sales -

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

Notes to the Financial Statements (continued)

Molybdenum Sales -

The Company’s molybdenum sales are also provisionally priced at the time of shipment. The Company records revenues and invoices customers at the time of shipment based on the arithmetic mean of the high and low Metals Week Dealer Oxide (MWDO) price. The provisional prices are finalized in a future month, according to the period of quotation, which results in price fluctuations recorded through revenues until the date of settlement, which also results in an embedded derivative that is required to be separated from the main contract.

(e)	Financial liabilities -

All financial liabilities are recognized initially at fair value and, in the case of accounts payable and other financial liabilities, net of directly attributable transaction costs. The Company´s financial liabilities include loans, trade and other payables, other financial liabilities and embedded derivatives.

Loans -

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

No adjustments to inventories were required for the years ended December 31, 2017 and 2016.

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

Land is not depreciated. Depreciation of assets directly related to the useful life of the mine is calculated using the units-of-production (UOP) method based on the mine’s proven and probable copper reserves. Other assets are depreciated using the straight-line method based on the following estimated useful lives:

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

Notes to the Financial Statements (continued)

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

There was no asset impairment loss for the Company for the years ended December 31, 2017, 2016 and 2015.

(h)	Intangible Assets -

Intangible assets are recorded at cost less accumulated amortization. After the initial recognition, the intangible assets are recorded at its cost less accumulated amortization and any accumulated loss for impairment of use, if applicable.

(i)	Exploration, development and stripping costs -

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

Notes to the Financial Statements (continued)

Stripping cost -

In accordance with IFRIC 20, “Stripping Cost in the Production Phase of a Surface Mine,” stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment (see Note 8) if the stripping activity improves access to the ore body or enhances an existing asset. The stripping activity asset is subsequently amortized using the UOP method over the component of the ore body benefited.

(j)	Provisions -

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

Mine closure provision -

The Company records a mine closure provision when a contractually or legally enforceable obligation arises. The Company estimates the present value of its future obligation for mine closure and increases the carrying amount of the related asset retirement cost (ARC), which is included in property, plant and equipment in the consolidated statements of financial position. Subsequently, the mine closure provision is accreted to full value over time and recognized as an interest cost considered in the initial fair value estimate. The related ARC is depreciated using the UOP method over the life of the mine.

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

(k)	Revenue recognition -

The Company primarily sells copper concentrate and copper cathode in accordance with sales contracts entered into with its customers. Revenues comprise the fair value of the sale of goods, net of related general sales taxes. The Company recognizes revenue when the amount can be reliably measured, it is probable that future economic benefits will flow to the Company and all significant risks (including title and insurance risk) and rewards of ownership have transferred to the customer. Revenue is not considered reliably measured until all contingencies relating to the sale have been resolved.

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

The Company’s revenues are subject to OSINERGMIN (Organismo Supervisor de la Inversión en Energía y minería) and OEFA (Organismo de evaluación y fiscalización ambiental) royalties. The calculation for the OSINERGMIN contribution is 0.15% of invoiced sales for the year 2017 (0.16% for the year 2016 and 0.19% for the year 2015), and the calculation for the OEFA contribution is 0.11% of invoiced sales for the year 2017 (0.13% for the year 2016 and 0.15% for the year 2015). Those royalties are presented as a reduction of revenues (see Note 15).

(l)	Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the years 2017, 2016 and 2015, the Company was subject to an income tax rate of 32% (see Note 14(b)).

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

The book value of deferred tax assets is reviewed at the end of each period and reduced to an amount that is more likely than not to be realized against taxable earnings. Deferred tax assets that are not recognized are reassessed each period and are recognized when it is more likely than not that future taxable earnings will allow for the deferred tax asset to be recovered.

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

Mining Taxes -

On September 29, 2011, Law N° 29788 (which amended Law N° 28528) was enacted creating a new mining tax and royalty regime in Peru. Under the new regime, companies that did not have stability agreements were subject to the payment of royalties and a special mining tax. Cerro Verde believes its 1998 Stability Agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing those materials, and therefore, was not subject to the payment of royalties and a special mining tax. See Note 14(d) for further discussion of recent developments resulting in the recognition of provisions for these disputed prior years royalties and special mining taxes. Because the Company believes it was not subject to the payment of royalties and a special mining tax, Cerro Verde was subject to special mining burden (GEM) until the expiration of its 1998 Stability Agreement on December 31, 2013. Under the terms of its current 15-year stability agreement (see Note 14(a)), which became effective January 1, 2014, the Company is subject to mining royalties and a special mining tax for all of its mining production.

Supplementary Retirement Fund -

On July 9, 2011, Law N°29741 was enacted and established a Mining, Metallurgical and Steel Supplementary Retirement Fund (SRF), which is a social security retirement fund for mining, metals and steel industry workers. Under the terms of its current 15-year stability agreement, the Company is subject to SRF, which is calculated as 0.5% of net taxable income.

(m)	Benefits to employees -

Salaries and wages, bonuses, post-employment benefits and vacations are calculated in accordance with IAS 19, “Employee Benefits” and current Peruvian legislation.

Worker’s profit sharing -

The Company recognizes worker’s profit sharing in accordance with IAS 19. Worker’s profit sharing is calculated in accordance with Peruvian laws (Legislative Decree No. 892), and the Company’s worker’s profit sharing rate is 8% over the net taxable base of the current year. According to Peruvian law, the limit in the worker’s profit sharing that an employee could receive is equivalent to 18 months of wages, and any excess above such limit is transferred to the Regional Government and the National Fund for Employment’s Promotion and Training. The Company’s workers profit share is recognized as a liability in the statements of financial position and as an operating expense in the statements of comprehensive income.

Notes to the Financial Statements (continued)

(n)	Borrowing cost -

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as finance costs as part of the asset. A qualifying asset is one whose value is greater than US$1 million and requires at least 12 months to be ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds.

(o)	Fair value measurement -

The Company measures its embedded derivatives, at fair value, at each date presented in the statement of financial position.

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

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years 2017 and 2016, the Company did not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

Notes to the Financial Statements (continued)

(q)	New IFRS –

Following is a summary of improvements and amendments to IFRS that are not yet effective but will be applicable to the Company.

-	IFRS 15 “Revenue from Contracts with Customers”, issued in May 2014 and amended in April 2016, established a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018.

Beginning January 1, 2018, the Company adopted this new standard on the required effective date using the modified retrospective method, in which the cumulative effect resulting from applying this new standard will be presented by adjusting the initial balance of retained earnings (January 1, 2018). During 2016, the Company performed a preliminary assessment of IFRs 15, followed by a more detailed analysis in 2017.

The key issues identified, and the Company’s views and perspectives, are set out below. These are based on the Company’s current interpretation of IFRS 15 and may be subject to change as the interpretations evolve. Furthermore, the Company is considering and will continue to monitor any further development.

To date, the Company has considered the following issues:

(a)	Mineral sales

For contracts with customers in which the sale of copper concentrate or copper cathode is expected to be the only performance obligation, it is estimated that IFRS 15 has no impact on the Company’s revenues and net profit. Management expects revenue recognition to occur at the moment control of the asset is transferred to the customer, which generally occurs with the delivery of the goods. At the time of preparing the adoption of IFRS 15, the Company has considered the following:

(i)	Variable considerations

Some of the Company’s sales of copper concentrate and copper cathode contain provisional pricing features which are currently considered to be embedded derivatives. Revenue is recognized at the estimated fair value of the total consideration received or receivable, net of discounts, provisions, and changes in volumes delivered at the point of destination.

Based on the “estimated fair value” approach, the Company expects that the application of the standard will not have a material impact on the financial statements.

Notes to the Financial Statements (continued)

Revenue, in respect of the host contract, will be recognized when control passes to the customer and will be measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the QP (Quotation Period), i.e., using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price (which is consistent with current practice). When considering the initial assay estimate, the Company has considered the requirements of IFRS 15 in relation to the constraint on estimates of variable consideration. It will only include amounts in the calculation of revenue where it is highly probable that a significant revenue reversal will not occur when the uncertainty relating to final assay/quality is subsequently resolved, i.e., at the end of the QP. The assay differences are not usually material to the Company, hence, no change is expected when compared to the current approach. Consequently, at the time the concentrate passes the ship’s rail, the Company will recognize a receivable because from that time it considers it has an unconditional right to consideration. This receivable will then be accounted for in accordance with IFRS 9.

With respect to the presentation of the amounts arising from such provisionally priced contracts, IFRS 15 requires those amounts to be disclosed separately from other types of revenues. This means that the revenue recognized from the initial sale must be separately disclosed in the financial statements from any revenue/income recognized from subsequent movements in the fair value of the related concentrate receivable. The Company presents the movements in the embedded derivative separately, so this requirement will not have an impact on the presentation of the Company’s financial statements. However, the quantum of the fair value movement may be different as a result of the adoption of IFRS 9. Consistent with current practice, any subsequent changes that arise due to the differences between the initial and the final assay will be recognized as an adjustment to the revenue from contracts with customers.

(ii)	Impact of shipping terms

The Company sells a portion of its copper concentrate and copper cathodes on CFR (Cost & Freight) and CIF (Cost, Insurance & Freight) Incoterms. This means that the Company is responsible for shipping services after the date at which control of the concentrate passes to the customer at the port of loading, i.e., when it crosses the ship’s rail. Under IAS 18, these shipping services are currently not considered to represent a separate service; hence, no revenue is allocated to them. Instead, concentrate revenue is recognized in full at the date the concentrate passes the ship’s rail, and the costs associated with shipping the goods are considered to be part of cost of sales.

Notes to the Financial Statements (continued)

Under IFRS 15, the provision of shipping services in these types of arrangements will be a distinct service (and therefore a separate performance obligation) to which a portion of the transaction price should be allocated and recognized over time as the shipping services are provided. The impact of these changes include:

-	Deferral of revenue: Some of the revenue currently recognized when the concentrate passes the ship’s rail will be deferred and recognized as the shipping services are subsequently provided; and

-	Disaggregated disclosures: The revenue allocated to shipping services may need to be disclosed separately from concentrate revenue (where material), either on the face of the statement of comprehensive income or in the notes.

The Company has determined that while these changes will impact some of its arrangements, the overall year over year impact on the timing of revenue recognition will not be material and consequently such revenue will not be disclosed separately.

(b)	Other presentation and disclosure requirements

The presentation and disclosure requirements of IFRS 15 are more detailed than the current standard. The presentation requirements represent a significant change from current practice and will increase the volume of disclosures required in the Company’s financial statements. During 2017, the Company continued testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

-	IFRS 9 “Financial Instruments, issued in July 2014, replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company adopted the new standard on January 1, 2018 and will not restate comparative information.

Notes to the Financial Statements (continued)

During 2017, the Company performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Company. Overall, the Company expects no significant impact on its statements of financial position or equity from the adoption of IFRS 9. However, there will be some changes to the classification and measurement of trade receivables relating to provisionally priced sales.

(a)	Classification and measurement

Some of the Company’s sales of metal in concentrate contain provisional pricing features. Currently, these provisionally priced sales contain an embedded derivative that is separated from the host contract, i.e., the concentrate receivable, for accounting purposes under IAS 39. Accordingly, the embedded derivative, which does not qualify for hedge accounting, is recognized at fair value, with subsequent changes in fair value recognized in the statements of comprehensive income each period until final settlement. The initial estimate of fair value and subsequent changes in fair value over the quotational period (“QP”), and up until final settlement, are estimated by reference to forward market prices.

On adoption of IFRS 9, the embedded derivative will no longer be separated from the concentrate receivables as the receivables are not expected to give rise to cash flows that solely represent payments of principal and interest. Instead, the receivables will be accounted for as one instrument and measured at fair value through profit or loss with subsequent changes in fair value recognized in the statements of comprehensive income each period until final settlement. This will mean that the quantum of the fair value movements will be different because the current approach only calculates fair value movements based on changes in the relevant commodity price, whereas under IFRS 9, the fair value of the receivable will not only include commodity price changes, but it will also factor in the impact of credit and interest rates. Given the nature of the sales with provisional prices, which are not more than three months long and are made with customers that have a solid credit rating, the Company does not expect this change to have a significant impact.

Other non-provisionally priced trade receivables are considered to be held to collect contractual cash flows and are expected to give rise to cash flows solely representing payments of principal and interest. The Company analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

Notes to the Financial Statements (continued)

For other financial assets currently measured at fair value, e.g., derivative financial assets, the Company will continue to classify and measure these at fair value.

There will be no impact on financial liabilities.

(b)	Impairment

IFRS 9 requires the Company use an expected credit loss model for its trade receivables measured at amortized cost, either on a 12-month or lifetime basis. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables measured at amortized cost. Given the short-term nature of these receivables, the Company does not expect these changes to have a significant impact.

(c)	Hedge accounting

The changes in IFRS 9 relating to hedge accounting will have no impact as the Company does not currently apply hedge accounting.

-	IFRS 16 “Leases”, was issued in January 2016 and replaces IAS 17 “Leases,” IFRIC 4 “Determining whether an Arrangement contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees: leases of ‘low-value’ assets (e.g., personal computers); and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

Notes to the Financial Statements (continued)

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach.

In 2017, the Company assembled a project team to begin the process of assessing the impact of the leases standard. The project team has developed its project plan, established a steering committee, identified key stakeholders, completed high level education sessions and begun to gather more information (through the use of interviews and questionnaires) with respect to the population of procurement contracts that will need to be assessed in light of the new requirements. In 2018, the Company plans to continue to assess the potential effect of IFRS 16 on its consolidated financial statements.

-	IFRIC 23, “Uncertainty over Income Tax Treatments”, effective January 1, 2019, clarifies application of recognition and measurement requirements in IAS 12, “Income Taxes” when there is uncertainty over income tax treatments. Management is currently evaluating the impact IFRIC 23 will have on the Company’s financial reporting and disclosures.

3.	Cash and cash equivalents

This item is made up as follows:

	December 31, 2017	December 31, 2016
	US$(000)	US$(000)

Cash in banks	3,500	2,990
Cash equivalents (a)	596,527	26,961
	600,027	29,951

(a)	Cash equivalents as of December 31, 2017, includes short-term deposits with Citibank NY of US$196 million, Scotiabank Peru of US$150 million and BBVA Continental Peru of US$50 million and a portfolio of investments in highly marketable liquid investments of US$200.5 million, (investments classified as “AAA” by Standard & Poor’s and Moody’s), which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

Notes to the Financial Statements (continued)

4.	Related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31, 2017	December 31, 2016
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company
FMC (a)	372,327	345,609
Other related parties
Sumitomo Metal Mining Company, Ltd. (b)	19,900	23,552
Climax Molybdenum Marketing Corporation (c)	19,570	6,145

Total accounts receivable from related parties	411,797	375,306

Accounts payable to related parties
Parent Company
FMC (d)	8,470	30,353
Other related parties
Freeport-McMoRan Sales Company Inc.	3,601	3,134
Minera Freeport-McMoRan South America Ltda	1,248	779
Freeport Cobalt OY	296	-
Minera Freeport-McMoRan South America S.A.C.	66	-

Total accounts payable to related parties	13,681	34,266

Less: accounts payable to related parties, long term	(8,147)	(7,132)

Total accounts payable, short term	5,534	27,134

(a)	Accounts receivable from FMC mainly correspond to sales of copper concentrate and copper cathode. The Company has a long-term agreement with FMC through which it has committed to sell between 70% and 80% of its annual copper concentrate production from January 1, 2017 to December 31, 2021. These amounts exclude adjustments for embedded derivatives (see Note 5). Terms of the contracts are reviewed annually.

(b)	The Company has a long-term agreement with Sumitomo through which it has committed to sell 21% of its annual copper concentrates production from January 1, 2017 to December 31, 2021. These amounts exclude adjustments for embedded derivatives (see Note 5). Terms of the contracts are reviewed annually.

Notes to the Financial Statements (continued)

(c)	The Company has a long-term agreement with Climax Molybdenum Marketing Corporation (a wholly owned subsidiary of FMC) through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on the Metals Week Dealer Oxide price and under a delivery type known as CIF (cost, insurance and freight) from January 1, 2015 through December 31, 2020. These amounts exclude adjustments for embedded derivatives (see Note 5).

(d)	Accounts payable to FMC as of December 31, 2017, is related to stock option benefits for US$8.1 million. The balance as of December 31, 2016, includes US$22.3 million for the purchase of used shovels and US$7.1 million of stock option benefits.

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.35% of total revenues for the year 2017 (0.53% for the year 2016). For the years 2017 and 2016, Freeport had granted stock option and/or restricted stock unit benefits to certain key management personnel, the amounts of which are not significant at those dates. As of December 31, 2017 and 2016, the Company does not have any other long-term benefits.

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivables from related parties. As of December 31, 2017 and 2016, the Company had not recorded any impairment of accounts receivable from related parties.

5.	Other accounts receivable

This item is made up as follows:

	December 31, 2017	December 31, 2016
	US$(000)	US$(000)

Embedded derivatives (Note 22)	68,736	67,449
CASE and SISE contributions refund (a)	6,474	-
Other	1,656	2,594

	76,866	70,043

(a)	Corresponds to the energy and fuel invoice payments made for the years 2015 and 2016 related to the Charge for Energy Security Consolidation (CASE) and the Charge for Energy Security on Hydrocarbons System (SISE). Law N°30543, passed on March 02, 2017, establishes the elimination and refund of these payments.

Notes to the Financial Statements (continued)

6.	Inventories, net

This item is made up as follows:

	December 31, 2017	December 31, 2016
	US$(000)	US$(000)

Current
Materials and supplies	273,939	251,635
Work-in-process (WIP) (a)	148,928	148,178
Finished goods:
Copper concentrate	18,068	15,073
Copper cathode	4,032	8,220
Molybdenum concentrate	1,896	2,763
Less: Provision for obsolescence of materials and supplies	(1,237)	(303)
Total current	445,626	425,566

Non-current
Work-in-process (WIP) (a)	248,452	300,614

Total inventories	694,078	726,180

(a)	Work-in-process inventories represent mill and leach stockpiles which contain higher grade ores (mill stockpiles) and medium and lower grade ores (leach stockpiles) that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or long term. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities.

Notes to the Financial Statements (continued)

7.	Other non-financial assets

This item is made up as follows:

	December 31, 2017	December 31, 2016
	US$(000)	US$(000)

Current
Value added tax (VAT) credit	18,153	308,177
Other taxes to be recovered	2,929	2,830
Total current	21,082	311,007

Non-current
Other receivables (a)	184,802	180,741
Income tax prepayments (b)	4,212	19,550
Installment program (mining royalties case) (c)	-	96,233
Total non-current	189,014	296,524

Total other non-financial assets	210,096	607,531

(a)	Represents disbursement made by the Company in connection with disputed tax assessments related to reviews by SUNAT (Superintendencia Nacional de Administración Tributaria) from years 2004 to 2011 (see Note 14(c) and 14(e)). According to current tax procedures and the time frame for resolving these types of claims, management and its legal advisors expect resolution of this matter will be favorable to the Company and amounts will be recoverable.

(b)	Represents disbursements made by the Company for the prepayment of income tax, which the Company expects to use to offset future tax obligations or will be refunded to the Company by SUNAT (see Note 14(b)).

(c)	The balance as of December 31, 2016, represented payments made under protest by the Company for an installment program approved by SUNAT associated with mining royalties for the period December 2006 to December 2008. As of result of the October 2017, Peruvian Supreme Court ruling on the 2008 royalty assessments, these payments were applied to the provision for royalties (see Notes 12 and 14(d)).

Notes to the Financial Statements (continued)

8.	Property, plant and equipment, net

The changes in cost and accumulated depreciation accounts as of December 31, 2017 are shown below:

	January 1, 2016	Additions	Adjustments	Disposals	Transfers	December 31, 2016	Additions	Adjustments	Disposals	Transfers	December 31, 2017
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	20,384	-	-	-	3,299	23,683	-	-	-	784	24,467
Buildings and other constructions	2,202,122	-	(11,114)	(5,633)	191,586	2,376,961	-	(13,532)	(1,169)	7,782	2,370,042
Machinery and equipment	4,203,431	-	11,114	(4,427)	232,062	4,442,180	-	13,532	(4,540)	102,336	4,553,508
Transportation units	19,627	-	-	(730)	213	19,110	-	-	(261)	1,708	20,557
Furniture and fixtures	950	-	-	(1)	-	949	-	-	-	-	949
Other equipment	24,728	-	-	(1,065)	1,008	24,671	-	-	(34)	340	24,977
Construction in progress and in-transit units	362,058	154,876	-	-	(428,168)	88,766	173,845	-	-	(112,950)	149,661	(a)
Stripping activity asset (see Note 2(j))	263,498	61,261	-	-	-	324,759	153,623	-	-	-	478,382
Asset retirement costs (see Note 12(b)	149,724	3,743	(16,091)	-	-	137,376	2,661	(3,710)	-	-	136,327
	7,246,522	219,880	(16,091)	(11,856)	-	7,438,455	330,129	(3,710)	(6,004)	-	7,758,870

Accumulated depreciation
Buildings and other constructions	60,903	88,925	(30)	(4,936)	-	144,862	86,391	(457)	(1,169)	-	229,627
Machinery and equipment	966,525	275,388	30	(3,964)	-	1,237,979	283,250	457	(4,349)	-	1,517,337
Transportation units	9,723	1,828	-	(686)	-	10,865	1,593	-	(237)	-	12,221
Furniture and fixtures	777	26	-	(1)	-	802	32	-	-	-	834
Other equipment	12,582	2,423	-	(1,052)	-	13,953	2,474	-	(27)	-	16,400
Stripping activity asset	111,552	97,513	-	-	-	209,065	76,262	-	-	-	285,327
Asset retirement costs	7,171	6,018	-	-	-	13,189	5,511	-	-	-	18,700
	1,169,233	472,121	-	(10,639)	-	1,630,715	455,513	-	(5,782)	-	2,080,446

Net cost	6,077,289					5,807,740					5,678,424

(a)	As of December 31, 2017 construction in progress relates to the tailing cyclone relocation (US$47.5 million), mine maintenance truck shop (US$38.4 million) and the purchase of used Komatsu 930E haul trucks from PT Freeport Indonesia (related party) (US$17.1 million).

Notes to the Financial Statements (continued)

9.	Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, services and spare parts. These obligations are primarily denominated in US dollars, have current maturities and do not accrue interest. No guarantees have been granted. As of December 31, 2017, trade accounts payable includes US$33.7 million related to capital projects, compared to US$12.7 million as of December 31, 2016.

10.	Other accounts payable

This item is made up as follows:

	December 31, 2017	December 31, 2016
	US$(000)	US$(000)

Current
Mining royalties, interests and penalties 2006-2008 (a)	36,113	-
Other	4,069	3,619

Total current	40,182	3,619

(a)	Represents the current portion of payments under the installment program approved by SUNAT related to disputed mining royalties of US$14.9 million and interest and penalties of US$21.2 million (see Note 14(d)).

11.	Other financial liabilities (debt)

This item is made up as follows:

	December 31, 2017	December 31, 2016
	US$(000)	US$(000)

Current debt
Leases	-	161

Non-current debt
Senior unsecured credit facility (a)	1,280,000	1,400,000
Less : Debt issuance cost	(11,512)	(10,171)
Senior unsecured credit facility, net	1,268,488	1,389,829
Shareholder loans (b)	-	606,014
Total non-current debt	1,268,488	1,995,843

Total other financial liabilities	1,268,488	1,996,004

Notes to the Financial Statements (continued)

(a)	In March 2014, the Company entered into a five-year, US$1.8 billion senior unsecured credit facility with several banks led by Citibank N.A. as the administrative agent. The disbursements were mainly used to finance a portion of the Company´s expansion project. As of March 31, 2017, the Company had repaid US$525 million of the credit facility.

In June 2017, the Company entered into an amendment to the senior unsecured credit facility, which extends the maturity and increased the outstanding amount by US$225 million. After the amendment the balance of the total credit facility was US$1.5 billion. In December 2017, the Company repaid US$220 million. The balance of the total credit facility is US$1.3 billion as of December 31, 2017.

The credit facility calls for amortization in four installments, with 15% of the total facility due on December 31, 2020 (US$5.0 million after the December 2017 repayment), 15% due on June 30, 2021 (US$225 million), 35% due on December 31, 2021 (US$525 million) and 35% due on June 19, 2022 (US$525 million).

Interest on the credit facility is based on London Interbank Offered Rate (LIBOR) plus a spread (currently 1.9%) based on the Company´s total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio, as defined in the agreement.

As of result of the amended credit facility, the Company recognized charges of US$4.3 million to write off debt issuance costs and a charge of US$2.0 million for issuance costs related to debt extinguishment caused by the early December payment in the 2017 statements of comprehensive income (see Note 19).

No letters of credit were issued and there are no guarantees provided for the credit facility as of December 31, 2017.

Restrictive Covenants -

The senior unsecured credit facility contains certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to EBITDA ratio and an interest coverage ratio, which are defined by the agreement. As of December 31, 2017, the Company was in compliance with all of its covenants.

(b)	In December 2014, the Company entered into shareholder loan agreements with, or affiliates of, FMC, Buenaventura and Sumitomo. During 2017, the Company repaid the outstanding balances of the shareholders loans, partly with proceeds from the amended senior unsecured credit facility discussed above.

Notes to the Financial Statements (continued)

Following is the movement of the changes derived from the financing activities for the year ended December 31, 2017:

	January 01, 2017	Net Cash Flow	Others	December 31, 2017
	US$(000)	US$(000)	US$(000)	US$(000)

Current:
Leases	161	(161)	-	-

Non-current:
Senior unsecured credit facility	1,400,000	(120,000)	-	1,280,000
Shareholder loans	606,014	(606,014)	-	-
Debt issuance cost	(10,171)	(12,085)	10,744	(11,512)

	1,995,843	(738,099)	10,744	1,268,488

Total liabilities from financing activities	1,996,004	(738,260)	10,744	1,268,488

Following is the movement of the changes derived from the financing activities for the year ended December 31, 2016:

	January 01, 2016	Net Cash Flow	Others	December 31, 2016
	US$(000)	US$(000)	US$(000)	US$(000)

Current:
Promissory notes	43,000	(43,000)	-	-
Leases	330	(169)	-	161
	43,330	(43,169)	-	161

Non-current:
Senior unsecured credit facility	1,800,000	(400,000)	-	1,400,000
Shareholder loans	600,907	-	5,107	606,014
Debt issuance cost	(19,072)	-	8,901	(10,171)
	2,381,835	(400,000)	14,008	1,995,843

Total liabilities from financing activities	2,425,165	(443,169)	14,008	1,996,004

Following is the movement of the changes derived from the financing activities for the year ended December 31, 2015:

	January 01, 2015	Net Cash Flow	Others	December 31, 2015
	US$(000)	US$(000)	US$(000)	US$(000)

Current:
Promissory notes	50,000	(7,000)	-	43,000
Leases	493	(163)	-	330
	50,493	(7,163)	-	43,330

Non-current:
Senior unsecured credit facility	425,000	1,375,000	-	1,800,000
Shareholder loans	-	600,000	907	600,907
Debt issuance cost	(22,643)	(2,356)	5,927	(19,072)
	402,357	1,972,644	6,831	2,381,835

Total liabilities from financing activities	452,850	1,965,481	6,831	2,425,165

Notes to the Financial Statements (continued)

12.	Provisions

This item is made up as follows:

	December 31, 2017	December 31, 2016
	US$(000)	US$(000)

Current:
Provisions related to services and freight not invoiced	14,513	11,231
Provision for social commitments (a)	2,767	11,722
Provision for legal contingencies	1,232	1,505
Provision for remediation and mine closure (b)	690	-

Total current	19,202	24,458

Non–current:
Provision for remediation and mine closure (b)	156,169	153,313
Provision for royalties and mining tax (c)	148,530	-
Provision for interest (d)	18,270	-
Other long-term liabilities (e)	15,889	7,249
Provision for social commitments (a)	8,229	4,060

Total non-current	347,087	164,622

(a)	The provision for social commitments as of December 31, 2017, is associated with an irrigation project in La Joya (US$5.5 million) and repaving Alata-Congata Road (US$5.5 million).

(b)	The Company’s mineral exploitation activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (PAMA) and for the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

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

During 2006, in compliance with the mentioned law, the Company completed the closure plans for its mine site, and presented it to the Ministry of Energy and Mines. On October 5, 2009, the Ministry of Energy and Mines issued Resolution No 302-2009 MEM-AAA, approving the Company’s mine closure plan. As of December 31, 2017, pursuant to legal requirements, the Company has issued letters of credit to the Ministry of Energy and Mines totaling US$35.5 million to secure mine closure plans.

The estimate of remediation and mine closure costs is based on studies prepared by independent consultants and based on current environmental regulations. This provision corresponds mainly to the activities to be performed in order to restore the areas affected by mining activities. The main tasks to be performed include ground removal, soil recovery, and dismantling of plant and equipment.

The table below presents the changes in the provision for remediation and mine closure:

	2017	2016
	US$(000)	US$(000)

Beginning balance	153,313	161,270
Accretion expense	4,595	4,391
Changes in estimates, note 8	(3,710)	(16,091)
Additions, note 8	2,661	3,743

Final balance	156,859	153,313

As of December 31, 2017, the Company’s provision for remediation and mine closure was US$156.9 million (reflecting the future value of the provision for remediation and mine closure of US$374.4 million, discounted using an annual risk-free rate of 2.73%). As of December 31, 2016, the Company’s provision for remediation and mine closure was US $153.3 million (reflecting the future value of the provision for remediation and mine closure of US $368.8 million, discounted using an annual risk-free rate of 2.97%). The Company considers this liability sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines (MEM).

Notes to the Financial Statements (continued)

As of December 31, 2017, changes in estimates (US$3.7 million) are mainly due to changes in the escalation ratio.

(c)	Represents the non-current portion of disputed mining royalties for the period December 2006 through September 2011 of US$127.5 million, net asset tax (ITAN) for the years 2010, 2011 and 2013 of US$19.6 million, penalties of royalties for the period December 2006 to 2008 of US$1.4 million (see Note 18(a)).

(d)	Represent the non-current portion of interest and interest on penalties associated with the installment program of mining royalties for the period December 2006 through the year 2008 (see Note 14(d)).

(e)	Represents prior year SUNAT assessments related to income and non-income tax contingencies in which the Company expects to obtain an unfavorable result of US$11.4 million.

13.	Shareholders’ equity, net

(a)	Capital stock -

As of December 31, 2017, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the July 11, 2003, Shareholders Agreement, the nominal value of the shares was denominated in US dollars in an amount of US$0.54 per share. As a consequence of the capitalization of restricted earnings associated with tax benefits (reinvestment credits), in December 2009, the nominal value of the shares was increased to US$2.83 per share.

The quoted price of these shares was US$29.70 per share as of December 31, 2017 (US$19.11 per share as of December 31, 2016).

As of December 31, 2017, the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	2,835	4.37
From 1.01 to 20.00	2	21.07
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,839	100.00

Notes to the Financial Statements (continued)

(b)	Other capital reserves -

Other capital reserves includes the Company’s legal reserve which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital. The legal reserve must be used to compensate for losses in the absence of non-distributed earnings or non-restricted reserves, and transfers made to compensate for losses must be replaced with future earnings. This legal reserve may also be used to increase capital stock but the balance must be restored from future earnings.

(c)	Dividend Distribution -

Dividends paid to shareholders, other than domiciled legal entities, are subject to retention of income tax. On December 10, 2016, Legislative Decree 1261 was enacted reducing the withholding tax rate to 5.0% beginning January 1, 2017 (6.8% for the year 2016 under prior law 30296). For the years ended December 31, 2017, 2016 and 2015, the Company did not pay dividends.

14.	Tax situation

(a)	On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law (the 1998 Stability Agreement). Upon approval of the 1998 Stability Agreement, the Company was subject to the tax, administrative and exchange regulations in force at May 6, 1996, for a period of 15 years, beginning January 1, 1999, and ending December 31, 2013.

On July 17, 2012, the Company signed a new Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of this stability agreement, the Company became subject to the tax, administrative and exchange regulations in force at July 17, 2012, for a period of 15 years, beginning January 1, 2014, and ending December 31, 2028.

(b)	Under its current 15-year tax stability agreement, the Peruvian income tax rate applicable to the Company is 32%. As of December 31, 2017, prepayments of income tax, which the Company expects to be used to offset future income tax provisions or will be refunded by SUNAT, totaled US$4.2 million (see Note 7).

For the year ended December 31, 2017, the Company recognized current income tax expense of US$655.1 million (including US$102.6 million of special mining tax, US$110.7 million of mining royalties and US$10.9 million for the SRF), and a deferred income tax credit of US$(169.1) million, resulting in total income tax expense of US$486.0 million that has been included in the statements of comprehensive income. These amounts include the effect of the mining royalties recognition (see Note 14(d)).

Notes to the Financial Statements (continued)

For the year ended December 31, 2017, the disputed mining royalties and special mining taxes for prior years included in current income tax expense totals US$245.9 million (including US$69 million of disputed mining royalties, US$61.7 million of special mining tax, US$5.9 million for the SRF and US$109.3 million for income tax expense), and a deferred income tax credit of US$(241.7) million (see Note 14(d)).

For the year ended December 31, 2016, the Company recognized current income tax expense of US$181.1 million (including US$14.9 million of special mining tax, US$22.9 million of mining royalties and US$2.2 million for the SRF), and a deferred income tax expense of US$82.0 million, resulting in total income tax expense of US$263.1 million that has been included in the statements of comprehensive income.

(c)	SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2012 through 2016 and VAT from December 2013 through December 2017 are open to examination by the tax authorities. To date, SUNAT has concluded its review of the Company’s income tax and VAT exams through the year 2011, and the Company is in the claim and appeal process for the years 2003 through 2010. The Company has filed a claim for the year 2011.

Due to the many possible interpretations of current legislation, it is not possible to determine whether or not future reviews (including reviews of years pending examination) will result in additional tax liabilities for the Company. If management determines it is more likely than not that additional taxes are payable, these amounts, including any related interest and penalties, will be charged to expense in that period. In management’s and its legal advisors’ opinions, any possible tax settlement is not expected to be material to the financial statements.

(d)	Royalties and special mining taxes –

On June 23, 2004, Law N° 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. As described in Note 14(a), prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year stability agreement, which became effective January 1, 2014. See Note 14(b) for a summary of amounts recognized by the Company for special mining tax and mining royalties for the years ended December 31, 2017 and 2016.

SUNAT has assessed mining royalties on materials processed by the Company´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2011.

Notes to the Financial Statements (continued)

SUNAT issued resolutions denying the claims made by the Company from December 2006 through December 2009. The Company appealed this decision to Tax Court. On June 20, 2013, the Peruvian Tax Tribunal issued two decisions reaffirming assessments for the period December 2006 through December 2008. Decisions by the Tax Court ended the administrative stage of the appeal procedures for these assessments.

On September 18, 2013, the Company filed two administrative demands in the court system. In connection with demands for the periods December 2006 to December 2007, the Twentieth Tax and Customs Specialized Contentious Administrative Court of Lima dismissed this claim. On May 2, 2016, Cerro Verde appealed this decision. The Seventh Contentious Administrative Court dismissed this claim in July 2017. On August 9, 2017, the Company appealed the decision to the Supreme Court.

With respect to the judiciary appeal related to the assessment for the year 2008, on December 17, 2014, the Eighteenth Contentious Administrative Court rendered its decision upholding the Company’s position and nullifying SUNAT’s assessment and the Tax Tribunal´s resolution (S/106.4 million). The Court’s position also invalidates all penalties and interest assessed by SUNAT for that period (S/139.7 million). In December 2014, SUNAT appealed this decision. On January 29, 2016, the Sixth Superior Justice Court nullified the decision of the Eighteenth Contentious Administrative Court. On February 23, 2016, the Company appealed the decision to the Supreme Court. On October 6, 2017, the Supreme Court issued a ruling in favor of SUNAT that the assessments of mining royalties for the year 2008 on ore processed by the Cerro Verde concentrator were proper under Peruvian law.

On October 1, 2013, SUNAT served the Company a demand for payment totaling S/492 million (approximately US$151.5 million based on the December 31, 2017 exchange rate, including interest and penalties of US$89.2 million) based on the Tax Tribunal’s decisions for the period December 2006 to December 2008. As permitted by law, the Company requested, and was granted, an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments. As of December 31, 2017, the Company has made payments totaling S/459.7 million (US$145.9 million based on the date of payment exchange rate and US$141.7 million based on December 31, 2017 exchange rates) under the installment program.

In July 2013, a hearing on SUNAT’s assessment for 2009 was held, but no decision has been issued by the Tax Tribunal for that year. As of December 31, 2017, the amount of the assessment, including interest and penalties, for the year 2009 was S/289.2 million (approximately US$89.1 million based on the December 31, 2017 exchange rate, including interest and penalties of US$56.2 million).

Notes to the Financial Statements (continued)

In April 2016, the Company received assessments from SUNAT for the year 2010 and for January to September 2011. On May 11, 2016, the Company appealed these assessments. On March 1, 2017, SUNAT issued resolutions denying the claims made by the Company. On March 22, 2017, the Company appealed this decision to the Tax Court. As of December 31, 2017, the amount of assessments from SUNAT including interest and penalties for the year 2010 and from January to September 2011 is S/586.5 million (approximately US$180.7 million based on the December 31, 2017, exchange rate, including interest and penalties of US$99.9 million).

On January 18, 2018, the Company received assessments from SUNAT related to mining royalties for the fourth quarter 2011. The Company plans to appeal these assessments. As of December 31, 2017, the amount of the assessments from SUNAT including interest and penalties for the fourth quarter 2011 is S/49.8 million (approximately US$15.3 million based on the December 31, 2017, exchange rate, including interest and penalties of US$7.8 million).

As a result of the unfavorable Supreme Court decision on the 2008 royalty matter, the Company recorded net charges totaling US$393 million for the year ended December 31, 2017, associated with disputed royalty assessments and potential royalty and related assessments for the period December 2006 through the year 2013. These charges are included in “other operating expenses” (Note 18), “financial expenses” (Note 19) and “income tax expense” (Note 14(b)) in the statements of comprehensive income.

The Company intends to seek a waiver available under Peruvian law of penalties and interest associated with this matter and has not recorded charges for potential unpaid penalties and interest totaling US$385 million at December 31, 2017.

In December 2017, as a result of the unfavorable Supreme Court decision on the 2008 royalty matter, the Company requested the return of the amounts that would have been paid in excess for the GEM (September 2012 to December 2013), FONAVI (National Housing Fund) (December 2012 to December 2013) and customs duties (2013).

The Company acted in good faith in applying the provisions of its 1998 Stability Agreement and continues to evaluate alternatives to defend its rights.

Notes to the Financial Statements (continued)

(e)	Other assessments received from SUNAT

The Company has also received assessments from SUNAT for additional taxes (other than the mining royalty explained in 14(d) above), including penalties and interest. The Company has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Year	Taxes	Penalty and interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	15,909	54,053	69,962
2006	6,545	59,454	65,999
2007	12,376	17,809	30,185
2008	20,797	12,968	33,765
2009	58,495	49,112	107,607
2010	65,997	107,139	173,136
2011	49,055	63,931	112,986
2014 –2017	23,450	-	23,450
	252,624	364,466	617,090

(f)	As of December 31, 2017 and 2016, the Company has issued letters of credit to secure tax obligations amounting to S/280.8 million (equivalent to US$86.5 million) and S/387.5 million (equivalent to US$115.3 million), respectively, of which S/266.3 million (equivalent to US$82.1 million) and S/372.2 million (equivalent to US$110.8 million) are related to mining royalties for the years ended December 31, 2017 and 2016, respectively.

(g)	The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
	US$(000)	US$(000)	US$(000)

Income tax
Asset
Royalty accrual	127,475	-	-
Provision for remediation and mine closure	12,083	9,180	5,638
Provision for mining taxes	8,742	4,003	1,505
Unpaid vacations	5,293	4,055	2,515
SUNAT Assessments	4,077	-	-
Cost of net asset for the construction of the tailing dam	2,007	2,321	1,682
Development costs	183	228	332
Price adjustment of copper concentrates and cathode	-	-	7,849
Other provisions	4,240	5,248	4,750

	164,100	25,035	24,271

Liability
Difference in depreciation method	261,434	283,882	245,670
Price adjustment of copper concentrate and cathode	25,840	24,128	-

Notes to the Financial Statements (continued)

	December 31, 2017	December 31, 2016	December 31, 2015
	US$(000)	US$(000)	US$(000)

Stripping activity asset	22,014	23,594	17,820
Difference in valuation of inventories	16,264	25,087	10,997
Debt issuance costs	2,663	-	-

	328,215	356,691	274,487
Deferred liabilities, net	164,115	331,656	250,216

Supplementary retirement fund
Deferred liability	1,890	3,458	2,937

Total deferred income tax liability, net	166,005	335,114	253,153

Reconciliation of the income tax rate -

For the years ended December 31, 2017, 2016 and 2015, the income tax expense recorded differs from the result of applying the legal rate to the Company’s profit before income tax, as detailed below:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Profit before income tax	835,924	603,989	79,530
Income tax rate	32%	32%	32%

Expected income tax expense	267,496	193,276	25,450
Non - deductible expenses	25,217	27,788	19,534
Royalty case	(12,029)	-	-
Special mining tax and mining royalties	(21,704)	(12,084)	(4,672)
Income tax rate change effect on deferred taxes for change in Peruvian tax law once the current Stability Contract expires (from 32% to 31.35%)	(1,632)	13,850	-
Income tax true – ups	10,210	1,677	(6,082)
Others	(4,125)	(1,913)	(3,047)

Current and deferred income tax charges to results	263,433	222,594	31,183
Mining taxes charged to results	213,280	37,763	14,599
Supplementary retirement fund charged to results	9,330	2,725	464

	486,043	263,082	46,246

Effective income tax	58.14%	43.56%	58.15%

Notes to the Financial Statements (continued)

Income tax -

The income tax expenses (benefit) for the years ended December 31, 2017, 2016 and 2015 is shown below:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Income tax
Current	430,974	141,153	(832)
Deferred	(167,541)	81,441	32,015

	263,433	222,594	31,183

Mining taxes
Current mining royalty and special mining tax	213,280	37,763	14,599

Supplementary retirement fund
Current	10,897	2,205	54
Deferred	(1,567)	520	410

	9,330	2,725	464

Income tax expense reported in the statements of comprehensive income	486,043	263,082	46,246

Notes to the Financial Statements (continued)

15.	Sales of goods

(a)	This item is made up as follows:

	For the year ended December 31, 2017		For the year ended December 31, 2016		For the year ended December 31, 2015
	Pounds(000)	US$(000)	Pounds(000)	US$(000)	Pounds(000)	US$(000)

Copper in concentrate	979,243	2,702,508	995,386	1,967,052	440,071	794,197
Copper cathode	84,679	241,725	109,128	247,431	104,279	259,830
Other (primarily silver and molybdenum concentrate)		267,033		176,357		65,343

Subtotal Sales		3,211,266		2,390,840		1,119,370
Less: Royalty contributions (see Note 2(k))		(8,335)		(6,686)		(3,753)

Total net sales		3,202,931		2,384,154		1,115,617

Sales to related parties totaled US$3.0 billion for the year ended December 31, 2017 (US$2.3 billion for the year ended December 31, 2016 and US$0.9 billion for the year ended December 31, 2015).

As described in Note 2(d), the Company’s copper sales are provisionally priced at shipment. Adjustments to the provisional prices are recognized as gains and losses in sales of goods through the month of settlement. Adjustments to provisional priced copper and molybdenum sales resulted in an increase to net sales of goods totaling US$1.3 million for the year ended December 31, 2017, and an increase of US$86.3 million for the year ended December 31, 2016 and an increase of US$7.9 million for the year ended December 31, 2015.

(b)	The following table shows net sales by geographic region based on the final destination port:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
	US$(000)	US$(000)	US$(000)

Asia	2,416,826	1,865,346	770,272
Europe	314,092	161,844	65,648
North America	287,174	213,002	79,244
South America (primarily Peru)	193,174	150,648	204,206
	3,211,266	2,390,840	1,119,370
Less: Royalty contributions (see Note 2(k))	(8,335)	(6,686)	(3,753)

Total net sales	3,202,931	2,384,154	1,115,617

(c)	Concentration of sales -

For the year ended December 31, 2017, 94% of the Company’s sales were to related entities (FMC, Sumitomo Metal Mining Company and Climax Molybdenum). For the year ended December 31, 2016 and 2015, 95% and 80%, respectively, of the Company’s sales were to these related entities.

Notes to the Financial Statements (continued)

16.	Cost of sales

This item is made up as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
	US$(000)	US$(000)	US$(000)

Materials and supplies	556,022	496,918	364,234
Depreciation and amortization	456,467	472,997	244,477
Labor (a)	286,058	215,839	146,395
Energy	229,272	229,035	118,019
Third parties services	144,829	100,897	95,087
Change in work in process inventory	51,412	(3,789)	(118,327)
Management Fees	2,867	2,793	3,565
Change in finished goods inventory	2,060	(3,951)	467
Other costs	39,251	42,301	8,087
	1,768,238	1,553,040	862,004

(a)	Labor includes an expense of US$86.4 million related to profit sharing for the year ended December 31, 2017 (US$36.8 million for the year ended December 31, 2016 and credit of US$1.6 million for the year ended December 31, 2015).

In compliance with corporate policies, the Company recognizes administrative costs directly to cost of production (approximately U$34.4 million for the year ended December 31, 2017, and US$23.4 million for the year ended December 31, 2016 and US$19.5 million for the year ended December 31, 2015). The effect of this policy is immaterial to the financial statements as a whole.

17.	Selling Expenses

This item is made up of as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
	US$(000)	US$(000)	US$(000)

Concentrate freight	131,528	122,431	51,842
Commissions	6,029	5,989	2,729
Cathode freight	1,665	2,148	1,644
Other	2,447	823	-
	141,669	131,391	56,215

Notes to the Financial Statements (continued)

18.	Other operating expenses

This item is made up as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
	US$(000)	US$(000)	US$(000)

Royalties, net of asset tax (ITAN) and penalties (a)	243,798	-	-
Other expenses	15,028	24,107	26,739
	258,826	24,107	26,739

(a)	Represents disputed royalties for the period December 2006 through September 2011 of US$174.8 million, net asset tax (ITAN) for the years 2009 to 2013 of US$33.6 million, profit sharing adjustments related to mining royalties of US$29.2 and penalties on disputed royalties for the period December 2006 through the year 2008 of US$6.2 million. Disputed royalties and special mining taxes for the period October 2011 through the year 2013 are recognized in “income tax expense” in the statements of comprehensive income (see Note 14(b)).

19.	Financial expenses

This item is made up as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
	US$(000)	US$(000)	US$(000)

Interest on mining royalties (a)	144,815	-	-
Interest on senior unsecured credit facility (Note 11(a))	44,678	51,155	35,255
Other financial expenses (b)	10,934	1,880	7,366
Interest on shareholder loans (Note 11(b))	7,992	19,836	1,181
Extinguishment debt - debt issuance cost	6,266	-	-
Amortization debt issuance cost	4,479	8,901	5,927
Capitalized Interest	(2,252)	(1,334)	(33,719)
	216,912	80,438	16,010

(a)	Represents financial expenses related to interest on royalties, interest paid on the royalty installment payment program and interest on royalty penalties for the period December 2006 through the year 2008 of US$141.7 million and interest on ITAN 2012 of US$3.1 million (see Note 14(d)).

(b)	Primarily represents interest and interest on penalties on income and non-income tax contingencies related to SUNAT assessments for prior years in which the Company expects to obtain an unfavorable result.

20.	Earnings per share

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares during the period. Basic and diluted earnings per common share have been determined as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
	US$(000)	US$(000)	US$(000)

Profit for the period (US$)	349,881,000	340,907,000	33,284,000
Weighted average number of share outstanding (Note 13(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	1.000	0.974	0.095

Notes to the Financial Statements (continued)

21.	Financial risk management

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

As described in Note 2(d), the Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally three months from the shipment date) based primarily on quoted LME monthly average prices. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on the provisionally priced contract that is adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing (see Note 22).

Notes to the Financial Statements (continued)

The table below summarizes the estimated impact on the Company’s profit before income tax for the year 2017 based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 3.602 to US$/pound 3.627, and the 10% decrease is based on copper prices ranging from US$/pound 2.947 to US$/pound 2.967.

Effect on profit before income tax
US$(000)

December 31, 2017
10% increase in future copper prices	83,955
10% decrease in future copper prices	(83,955)

Exchange rate risk -

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

Notes to the Financial Statements (continued)

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes and accruals, as of December 31, 2017 and 2016:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2017
Trade accounts payable	-	194,890	68	-	194,958
Accounts payable - related parties	-	5,534	-	8,147	13,681
Other financial liabilities	-	-	-	1,268,488	1,268,488
Provision related to benefits to employees	-	64,339	16,406	29,158	109,903
Other accounts payable	-	3,374	36,808	-	40,182

Total	-	268,137	53,282	1,305,793	1,627,212

As of December 31, 2016
Trade accounts payable	-	168,244	113	-	168,357
Accounts payable - related parties	-	27,134	-	7,132	34,266
Other financial liabilities	-	-	161	1,995,843	1,996,004
Provision related to benefits to employees	-	3,807	44,232	-	48,039
Other accounts payable	-	2,402	1,217	-	3,619

Total	-	201,587	45,723	2,002,975	2,250,285

Notes to the Financial Statements (continued)

(c)	Credit Risk -

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

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2017.

22.	Embedded derivatives

As discussed in Note 2(d), the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2017 and 2016, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2017
	Pounds payable	Maturity	Provisional pricing	Forward pricing	Fair value provision
	(000)		US$	US$	US$(000)

Copper Concentrate	252,830	January 2018 to May 2018	Between 2.903 and 3.166	Between 3.274 and 3.297	62,870
Copper Cathode	2,756	January 2018	Between 2.970 and 3.246	3.274	179
Molybdenum	3,340	January 2018 to February 2018	Between 7.229 and 7.231	8.950	5,687
					68,736

Notes to the Financial Statements (continued)

			As of December 31, 2016
	Pounds payable	Maturity	Provisional pricing	Forward pricing	Fair value provision
	(000)		US$	US$	US$(000)

Copper Concentrate	344,787	January 2017 to May 2017	Between 2.091 and 2.656	Between 2.507 and 2.512	68,130
Copper Cathode	7,936	January 2017	Between 2.488 and 2.678	2.507	(1,000)
Molybdenum	3,455	January 2017 to February 2017	Between 5.431 and 5.484	5.542	319
					67,449

23.	Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2017 and 2016, the only financial assets carried at fair value are embedded derivatives, which are generated by the sale of copper and molybdenum and measured at fair value based on commodity prices. The net value of this embedded derivative as of December 31, 2017, was an asset of US$68.7 million (asset of US$67.4 million as of December 31, 2016). Embedded derivatives are categorized within Level 2 of the hierarchy. The fair value of embedded derivatives is determined using valuation techniques using information directly observable in the market (forward prices of metals).

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

Financial instruments at fixed and variable rates -

Financial assets and liabilities with fixed or variable rates are recorded at amortized cost and fair value is determined by comparing the market interest rates at the time of their initial recognition to the current market rates with regard to similar financial instruments.

Based on the foregoing, there are no significant differences between book value and fair value of financial instruments (assets and liabilities) as of December 31, 2017 and 2016.

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

Under IFRS, the cost of inventory includes: the amortization of production-stripping costs and the inventories are determined using the weighted-average method.

Under U.S. GAAP, the cost of inventory excludes the amortization of production-stripping cost and the inventories are determined using the LIFO method.

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

The differences between US GAAP and IFRS are re-measurements that lead to different temporary differences. According to the accounting policies in Note 2 (l), the Company has to account for such differences.

Notes to the Financial Statements (continued)

25.	Reconciliation between net income and shareholders’ equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2017, 2016 and 2015 and to shareholders' equity as of December 31, 2017, 2016 and 2015 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Net profit under IFRS	349,881	340,907	33,284

Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization	(77,361)	36,252	(45,168)
Inventories valuation	(28,804)	(19,242)	12,573
Asset retirement obligation	862	1,422	379
Deferred workers´ profit sharing	32,349	(19,007)	(6,225)
Deferred income tax	24,529	5,013	9,470
Other	(25)	116	(216)

Net income under US GAAP	301,431	345,461	4,097

	2017	2016	2015
	US$(000)	US$(000)	US$(000)

Shareholders’ equity under IFRS	5,189,162	4,839,281	4,498,374
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization	(140,435)	(63,074)	(99,326)
Inventories valuation	(78,744)	(49,940)	(30,698)
Asset retirement obligation	422	(440)	(1,862)
Deferred workers´ profit sharing	5,216	(27,133)	(8,126)
Deferred income tax	68,257	43,728	38,715
Other	(308)	(283)	(399)

Shareholders’ equity under U.S. GAAP	5,043,570	4,742,139	4,396,678

Notes to the Financial Statements (continued)

26.	New U.S. GAAP Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) that provides a single comprehensive revenue recognition model, which replaces most existing revenue recognition guidance, and also requires expanded disclosures. The core principle of the model is that revenue is recognized when control of goods or services has been transferred to customers at an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The Company adopted this ASU January 1, 2018, under the modified retrospective approach applied to contracts that remain in force at the adoption date. The Company’s revenue is primarily derived from arrangements in which the transfer of risks and rewards coincides with the fulfillment of performance obligations, and the Company has concluded that the adoption of this ASU does not result in changes to its existing revenue recognition policies or processes, and does not result in any financial statement impacts.

In January 2016, FASB issued an ASU that amends the current guidance on the classification and measurement of financial instruments. This ASU makes limited changes to existing guidance and amends certain disclosure requirements. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2017. The Company adopted this ASU effective January 1, 2018, and adoption did not have a material impact on its financial statements.

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

In November 2016, FASB issued an ASU that amends the classification and presentation of restricted cash and restricted cash equivalents on the statement of cash flows. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. For public entities, this ASU is effective for interim and annual reporting periods beginning after December 15, 2017. The Company adopted this ASU effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s financial statements.

In March 2017, FASB issued an ASU that changes how entities with a defined benefit pension or other postretirement benefit plans present net periodic benefit cost in the income statement. This ASU requires the service cost component of net periodic benefit cost to be presented in the same income statement line item or items as other compensation costs for those employees who are receiving the retirement benefit. In addition, only the service cost component is eligible for capitalization when applicable (i.e., as a cost of inventory or an internally constructed asset). The other components of net periodic benefit cost are required to be presented separately from the service cost component and outside of operating income. These other components of net periodic benefit cost are not eligible for capitalization, and the income statement line item or items must be disclosed. For public entities, this ASU is effective for interim and annual reporting periods beginning after December 15, 2017. The Company adopted this ASU effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s financial statements.

27.	Subsequent Event

There have been no subsequent significant financial and accounting events subsequent to December 31, 2017, that may affect the interpretation of these financial statements.

