Form 20-F
period 2018-12-31
BUENAVENTURA MINING CO INC
filed 2019-05-01
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

i

ii

INTRODUCTION

Presentation of Financial Information

As used in this Annual Report on Form 20-F, or “Annual Report,” unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” “BVN” and “Buenaventura” mean Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States Dollars and references to “S/.,” “Sol” or “Soles” are to Peruvian Soles, the legal currency of the Republic of Peru, or “Peru”.

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

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65% for the year ended December 31, 2018, 45.95% for the year ended December 31, 2017 and 43.65% for the year ended December 31, 2016. As of December 31, 2016, 2017 and 2018, our equity interest in Cerro Verde was 19.58%.

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

Selected Financial Information and Operating Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 has been derived from a consolidated statement of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of EY Global) on our Consolidated Financial Statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	(US$ in thousands)(1)
Statements of profit or loss data:
Continuing operations:
Operating income:
Net sales of goods	1,122,995	1,223,942	1,015,670	846,269	959,286
Net sales of services	24,001	29,697	28,782	50,839	71,159
Royalty income	20,385	20,739	24,339	32,414	36,867
Total operating income	1,167,381	1,274,378	1,068,791	929,522	1,067,312

Operating costs:
Cost of sales of goods, excluding depreciation and amortization	(625,484)	(627,433)	(497,812)	(513,490)	(498,714)
Cost of services, excluding depreciation and amortization	(4,318)	(12,954)	(10,754)	(59,612)	(77,927)
Exploration in operating units	(90,343)	(94,928)	(96,149)	(89,699)	(97,357)
Depreciation and amortization	(241,286)	(213,722)	(192,647)	(232,583)	(172,999)
Mining royalties	(21,526)	(31,217)	(27,611)	(27,188)	(27,428)
Total operating costs	(982,957)	(980,254)	(824,973)	(922,572)	(874,425)
Gross profit	184,424	294,124	243,818	6,950	192,887

Operating expenses, net:
Administrative expenses	(78,760)	(83,597)	(81,692)	(84,372)	(93,753)
Exploration in non-operating areas	(36,307)	(18,262)	(26,589)	(30,610)	(50,007)
Selling expenses	(27,522)	(24,088)	(21,733)	(19,365)	(16,212)
Reversal (provision) for contingences and others	11,239	(13,879)	(565)	(395)	-
Impairment recovery (loss) of long-lived assets	5,693	(21,620)	-	(3,803)	-
Write-off of asset stripping activities	-	(13,753)	-	-	-
Other, net	(5,012)	(13,589)	18,957	(5,340)	3,169
Total operating expenses, net	(130,669)	(188,608)	(111,622)	(143,885)	(156,803)
Operating profit (loss)	53,755	105,516	132,196	(136,935)	36,084

Other income (expenses), net:
Share in the results of associates	(1,144)	13,207	(365,321)	(173,375)	(74,600)
Finance costs	(38,456)	(34,623)	(31,580)	(27,572)	(11,276)
Net gain (loss) from currency exchange difference	(1,366)	2,928	2,638	(13,693)	(8,457)
Gain on business combination	-	-	-	-	59,852
Finance income	9,686	5,517	6,830	11,026	8,408
Total other income (expenses), net	(31,280)	(12,971)	(387,433)	(203,614)	(26,073)

Profit (loss) before income tax	22,475	92,545	(255,237)	(340,549)	10,011
Current income tax	(16,928)	(23,837)	(39,444)	(14,222)	(18,815)
Deferred income tax	(9,998)	5,825	(14,060)	(541)	(47,006)
Profit (loss) from continuing operations	(4,451)	74,533	(308,741)	(355,312)	55,810)
Discontinued operations:
Loss from discontinued operations	(7,203)	(10,098)	(19,073)	(5,830)	(5,830)
Net profit (loss)	(11,654)	64,435	(327,814)	(375,545)	(61,640)
Attributable to equity owners of the parent	(13,445)	60,823	(323,492)	(317,210)	(76,065)
Attributable to non-controlling interest	1,791	3,612	(4,322)	(58,335)	14,425
Net profit (loss)	(11,654)	64,435	(327,814)	(375,545)	(61,640)
Basic and diluted profit (loss) per share attributable to equity holders of the parent(2)(3)	(0.05)	0.24	(1.27)	(1.25)	(0.30)
Basic and diluted profit (loss) per ADS attributable to equity holders of the parent (2)(3)	(0.05)	0.24	(1.27)	(1.25)	(0.30)
Basic and diluted profit (loss) per share attributable to equity holders of the parent, from continuing operations	(0.02)	0.28	(1.20)	(1.17)	(0.28)
Dividends per share	0.09	0.086	0.03	-	0.03
Average number of common and investment shares outstanding	253,986,867	253,986,867	253,986,867	254,186,867	254,186,867
Statement of financial position data:
Total assets	4,217,221	4,332,813	4,266,415	4,547,181	4,672,274
Financial obligations	587,062	633,083	592,342	353,710	383,305
Capital stock	750,497	750,497	750,497	750,497	750,497
Total shareholders’ equity	3,029,565	3,063,627	3,047,213	3,389,236	3,762,125

Operating data (unaudited):

Production(4)
Gold (oz.)	338,508	405,646	357,570	356,367	438,426
Silver (oz.)	26,778,190	26,624,431	23,035,110	24,648,761	20,119,162
Proven and probable reserves(5)
Gold (oz.)	1,143,418	1,246,255	1,416,000	1,185,000	1,119,000
Silver (oz.)	202,812,212	164,220,011	160,082,090	134,391,000	139,699,000

(1)	Except per share, per ADS, outstanding shares and operating data.

(2)	Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2017 and 2018, we had 274,889,924 Common Shares outstanding, including 21,174,734 treasury shares. As of December 31, 2014, 2015, 2016, 2017 and 2018, we had 744,640 of Investment Shares outstanding, including 272,963 treasury shares as of December 31, 2014 and 2015, and 472,963 treasury shares as of December 31, 2016, 2017 and 2018.

(3)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.

(4)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43% controlling equity interest as of December 31, 2018 and 2017, and Minera La Zanja S.R.L., or “La Zanja,” in which we owned a 53.06% controlling equity interest as of December 31, 2018. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2015 to 2018, El Brocal produced 3.7 million, 2.6 million, 4.1 and 3.9 million ounces of silver, respectively, of which our equity share was 2.0 million, 1.5 million, 2.5 million and 2.4 million ounces of silver per year, respectively, and La Zanja produced 141,071, 139,724, 127,118 and 71,630 ounces of gold, respectively, of which our equity share per year was 74,852, 74,137, 67,449 and 38,007 ounces of gold, respectively, and 331,080, 217,292, 280,908 and 217,174 ounces of silver per year, respectively, of which our equity share was 175,671, 115,295, 149,050 and 115,233 ounces of silver per year, respectively. Amounts for 2017 and 2018 exclude production coming from the operating mines classified as discontinued operations.

(5)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case as of December 31, 2018. SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Tantahuatay and La Zanja. Geominería S.A.C., an independent consultant, audited the process to estimate proven and probable ore reserves for Orcopampa and Julcani. Mining Plus Pty Ltd audited the process to estimate proven and probable ore reserves for El Brocal.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018, or the Yanacocha Consolidated Financial Statements. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of EY Global) on the Yanacocha Consolidated Financial Statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 appears elsewhere in this Annual Report. The selected financial information for Yanacocha as of December 31, 2014, 2015 and 2016, and for the years ended December 31, 2014 and 2015 has been derived from consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. Yanacocha’s audited consolidated financial statements as of December 31, 2014, were audited by Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of PricewaterhouseCoopers Limited. Yanacocha’s audited consolidated financial statements as of December 31, 2015, 2016, 2017 and 2018 were audited by Paredes, Burga & Asociados S. Civil de R.L. (a member firm of EY Global). The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S.GAAP, as indicated in Notes 24 and 25 to the Yanacocha Consolidated Financial Statements. The operating data presented below, which are based on 100% of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	(US$ in thousands)(1)
Statement of comprehensive income:
Operating income:
Revenue from sales(2)	635,393	645,176	761,193	1,031,174	1,165,299
Other operating income	21,965	21,870	17,713	10,625	30,300
Total gross income	657,358	667,046	778,906	1,041,799	1,195,599

Costs applicable to sales	(596,164)	(746,918)	(776,394)	(758,033)	(920,300)
Other operating costs	(2,217)	(2,062)	(2,951)	(2,524)	(22,422)
Total operating costs	(598,381)	(748,980)	(779,345)	(760,557)	(942,722)
Gross profit (loss)	58,977	(81,934)	(439)	281,242	252,877

Operating expenses:
Operating expenses, net	(76,155)	(63,514)	(71,496)	(82,846)	(77,781)
Administrative expenses	(2,783)	(4,760)	(8,780)	(20,028)	(38,262)
Selling Expenses	(2,627)	(3,921)	(3,695)	(3,534)	(4,458)
Impairment loss	-	-	(889,499)	-	(541,141)
Operating profit (loss)	(22,588)	(154,129)	(973,909)	174,834	(408,765)

Other expenses, net:
Finance income	11,448	5,831	2,132	673	298
Finance costs	(39,024)	(23,766)	(15,107)	(22,734)	(23,504)
Net gain (loss) from currency exchange difference	(2,056)	3,636	(13,741)	(251)	1,142
Total other expenses, net	(29,632)	(14,299)	(26,716)	(22,312)	(22,064)

Income (loss) before income tax	(52,220)	(168,428)	(1,000,625)	152,522	(430,829)
Income tax benefit (expense)	(29,297)	(7,026)	(43,127)	(602,717)	30,491
Income (loss) for the year	(81,517)	(175,454)	(1,043,752)	(450,195)	(400,338)

Comprehensive income (loss):
Income (loss) for the year	(81,517)	(175,454)	(1,043,752)	(450,195)	(400,338)
Other comprehensive income (loss) to be reclassified as profit or loss in subsequent periods
Changes in the fair value of available-for-sale financial asset, net of tax effect	(91)	(3,244)	651	(757)	(65)

Statement of financial position:
Total assets	2,047,472	2,019,395	2,045,885	2,965,430	3,483,169
Capital stock	378,505	398,216	398,216	398,216	398,216
Total partners’ equity	583,723	659,115	885,724	2,228,825	2,679,777

U.S. GAAP
Net income (loss)	(69,068)	(131,243)	(1,198,139)	(260,202)	(36,293)
Total equity	1,661,800	1,683,047	1,865,445	3,394,934	3,655,284

Operating data (unaudited)
Gold produced (oz.)	514,564	534,692	654,934	917,691	969,944
Gold proven and probable reserves (thousands of oz.)	7,420	3,830	4,362	5,057	17,429

(1)	Except operating data

(2)	Royalties netted to sales

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 have been derived from Cerro Verde’s financial statements that are not included in this Annual Report. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of EY Global) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 24 and Note 25 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
	(US$ in thousands)(1)
Statement of comprehensive income:
Sales of goods	3,054,026	3,202,931	2,384,154	1,115,617	1,467,097
Costs of sales of goods	(2,010,972)	(1,768,238)	(1,553,040)	(862,004)	(797,481)
Gross profit	1,043,054	1,434,693	831,114	253,613	669,616
Operating expenses
Selling expenses	(137,008)	(141,669)	(131,391)	(56,215)	(54,210)
Other operating (expenses), income net	(68,683)	(258,826)	(24,107)	(26,600)	(3,629)
	(205,691)	(400,495)	(155,498)	(82,815)	(57,839)
Operating profit	837,363	1,034,198	675,616	170,798	611,777
Other income (expenses)
Financial income	28,089	5,350	954	512	2,443
Financial expenses	(426,733)	(216,912)	(80,438)	(16,010)	(369)
Exchange differences, net	6,161	13,288	7,857	(75,770)	2,284
	(392,483)	(198,274)	(71,627)	(91,268)	4,358

Profit before income tax	444,880	835,924	603,989	79,530	616,135
Income tax expense	(325,170)	(486,043)	(263,082)	(46,246)	(238,529)
Profit for the year	119,710	349,881	340,907	33,284	377,606

Basic and diluted earnings per share	0.342	1.000	0.974	0.095	1.078
Dividends per share	0.571337	–	–	–	–

Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012	350,056,012	350,056,012

Statement of financial position data:
Total assets	7,554,712	7,691,007	7,635,623	7,852,692	5,771,984
Total financial obligations	1,022,810	1,268,488	1,996,004	2,425,164	452,849
Capital Stock	990,659	990,659	990,659	990,659	990,659
Total shareholder’s equity, net	5,108,872	5,189,162	4,839,281	4,498,374	4,465,090

U.S. GAAP
Profit for the year	53,280	301,431	345,461	4,097	341,617
Total shareholder’s equity, net	4,896,850	5,043,570	4,742,139	4,396,678	4,392,581

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	1,049,430	1,062,210	1,107,810	544,482	500,242
Proven and probable reserves:
Copper Ore (in thousands of tons)	4,324,461	3,577,276	3,673,229	3,855,939	3,953,234

(1)	Except per share and operating data.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly-owned subsidiaries no longer hedge the price at which our gold and silver will be sold. In the case of El Brocal, we use derivative instruments to manage its exposure to changes in the base metal prices. In addition, neither Yanacocha nor Cerro Verde engages in hedging activities. As a result, the prices at which we, Yanacocha and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 33 to the Consolidated Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2018, see “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates.”

On December 31, 2018 and March 29, 2019, the morning fixing price for gold on the London Bullion Market was US$1,271.10 per ounce and US$1,291.15 per ounce, respectively.  On December 31, 2018 and March 29, 2019, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$15.055 per ounce and US$15.100 per ounce, respectively.  On December 31, 2018 and March 29, 2019, the London Metal Exchange Settlement Price for copper was US$ 5,964 per ton and US$6,485 per ton, respectively.

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

As we and Yanacocha produce gold, silver, zinc and other metals, we and Yanacocha deplete our respective ore reserves for such metals. To maintain production levels, we and Yanacocha must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our and Yanacocha’s exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we and Yanacocha may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. There can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration,” “—Yanacocha—B. Business Overview—Environmental Matters,” “—Yanacocha—C. Property, Plants and Equipment—Our Properties,” “—Yanacocha—C. Property, Plants and Equipment—Yanacocha’s Properties,” “—Yanacocha—C. Property, Plants and Equipment—Reserves,” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2018.

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

As of December 31, 2018, unions represented approximately 39% of the employees of our mining companies on a consolidated basis. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

Our, Yanacocha’s and Cerro Verde’s operations are subject to political and social risks.

Our, Yanacocha’s and Cerro Verde’s exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests. In recent years, certain areas in the south and northern highlands of Peru with significant mining developments have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in commercial disruptions and a climate of uncertainty with respect to future mining projects. As a result of local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian Central Government’s Environmental Impact Assessment (“EIA”) independent review were reported on April 20, 2012. The review indicated the project’s EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced the decision to advance the project on a “water-first” basis on June 22, 2012. In the first half of 2014, a Conga restart study was completed to identify and test alternatives to advancing development of the project. Following this assessment, a new plan was developed to reduce spending to focus only on the most critical work (protecting people and assets, engaging with communities and maintaining existing project infrastructure), while maintaining optionality. Newmont Mining will not proceed with the full development of the Conga project without social acceptance, solid project economics and, potentially, another partner to help defray costs and risk. It is difficult to predict when or whether such events may occur. Under the current social and political environment, we do not anticipate being able to develop the Conga project in the foreseeable future. The continued delay and evaluation of other alternatives may result in a potential accounting impairment or further reclassification of mineralized material.

During 2018, the Peruvian Central Government continued to support responsible mining as a vehicle for the growth and future development of Peru. However, we are unable to predict whether the Peruvian Central Government will continue to take similar positions in the future. The regional government of Cajamarca and other political parties have actively opposed the Conga project in the past. We cannot predict future positions of either the Peruvian Central Government or regional governments towards foreign investment, mining concessions, land tenure or other regulation, or the impact that these positions or changes in law may have on Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties. We may also be exposed to protests, community demands and road blockages. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on our results of operations and financial position. Additionally, the inability to develop Conga or operate at Yanacocha could have an adverse impact on our growth and production in the region.

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

We are exposed to behaviors incompatible with our, Yanacocha and Cerro Verde’s ethics and compliance standards.

Given the large number of contracts that we are a party to with our suppliers and partners in Yanacocha and Cerro Verde, the geographic distribution of our operations and the great variety of parties that we interact with in the course of our business, we are subject to the risk that our employees, contractors and other persons having relations with us may misappropriate our assets, manipulate our assets or information or engage in money laundering or the financing of terrorism, for such person’s personal or business advantage. Our systems for identifying and monitoring these risks may not be effective to fully mitigate them in all situations. Such acts may result in material financial losses or reputational harm to us.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

As of December 31, 2018, we owned a 43.65% partnership interest in Yanacocha and a 19.58% equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

The laws of Peru related to anti-bribery and anti-corruption are still developing and could be less stringent than those of other jurisdictions, and our risk management and internal controls may not be successful in preventing or detecting all violations of law or of company-wide policies.

Our business is subject to a significant number of laws, rules and regulations, including those relating to anti-bribery and anti-corruption. However, the Peruvian regulatory regime related to anti-bribery and anti-corruption legislation is still developing and could be less stringent than anti-bribery and anti-corruption legislation which has been implemented in other jurisdictions.

In addition, our existing compliance processes and internal control systems may not be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, contractors, agents, officers or any other persons who conduct business with or on behalf of us. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our employees, contractors, agents, officers or other persons with whom we conduct business engage in fraudulent, corrupt or other improper or unethical business practices or otherwise violate applicable laws, regulations or our own internal compliance systems, we could become subject to one or more enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and results of operations.

In the past, Peru experienced significant levels of domestic terrorist activity. It is possible that a resurgence of terrorism in Peru may occur in the future, which would have a material adverse effect on the Peruvian economy and, ultimately, on us.

In the late 1980s and early 1990s, Peru experienced significant levels of terrorist activity targeted against, among others, the government and private sector. These activities were attributed mainly to two local terrorist groups, Sendero Luminoso and the Túpac Amaru Revolutionary Movement.

Both terrorist groups suffered significant defeats in the 1990s, including the arrest of their leaders, considerably limiting their activities after the 2000s. Although we believe that terrorist organizations no longer pose as significant a risk as they did in the 1980s and early 1990s, a small group of terrorists primarily engaged in drug trafficking, still operate in remote mountainous and jungle areas in central and southern Peru. Despite the suppression terrorist activity, terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations and businesses. If a resurgence of terrorism in Peru occurs, it could affect the Peruvian economy and us.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. Social demands and conflicts may occur in the future and if they do occur they may affect our business, financial condition and the Peruvian economy.

The climatic phenomenon El Niño and other natural phenomena such as earthquakes and floods may have a material and adverse effect on us.

Peru has experienced natural phenomena in the past such as earthquakes, other geologic events and flooding. For example, on January 14, 2018, an earthquake measuring 7.1 on the Richter local magnitude scale hit the southern coast of Peru. A major earthquake could damage the infrastructure necessary for our operations. In addition, increased rainfall from the weather phenomenon known as “El Niño,” which typically occurs every two to seven years, can contribute to flooding and mudslides, which could damage roads and highways providing access to our facilities. Peru has also experienced droughts caused by low rainfall. If such events occur in the future, we may suffer damage to, or destruction of, properties and equipment, or losses not covered by our insurance policies, as well as temporary disruptions to our services, which may materially and adversely affect us. If a significant number of our employees were affected by a natural disaster, our ability to conduct business could be impaired.

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

The resignation of former President Kuczynski and the impact to the political landscape in Peru could materially and adversely affect us.

On March 22, 2018, former President Pedro Pablo Kuczynski resigned in response to allegations of corruption for vote-buying in connection with the impeachment proceedings against him. On March 23, Congress accepted his resignation and his first vice president, Martín Vizcarra, was sworn in as acting president. If President Vizcarra and the current second vice president both resign, the president of Congress would become acting president and Congress would call for new elections, which may include both new presidential and congressional elections. The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility, as well as have a material adverse effect on our business, prospects, financial condition, results of operations or cash flows. The foregoing political uncertainty and presidential decisions could further increase interest rate and currency volatility, as well as materially and adversely affect the Peruvian economy and, as a consequence, our business and financial condition.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Prior to 1994, Peru periodically experienced high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by Instituto Nacional de Estadística e Informática has fallen from a high of 7,649.7% in 1990 to 2.2% in 2018. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation since 1999, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2018 were US$60.29 billion as compared to US$63.62 billion at December 31, 2017. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline.

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

As of March 31, 2019, three of our directors (and/or their spouses), Roque Benavides, Raul Benavides and Jose Miguel Morales, were members of the immediate and extended family of the late Alberto Benavides de la Quintana, our founder and former Chairman (collectively, the “Benavides Family”), and held an aggregate of 16.49% of Buenaventura’s outstanding share capital (including outstanding Common Shares and Investment Shares). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate.  While the Benavides Family is not, to our knowledge, acting together as a group to vote their Common Shares, there can be no assurance that the Benavides Family will not, in the future, form a group for the purpose of voting their Common Shares or exerting influence over the management and policies of Buenaventura.  Because of the significant aggregate ownership interest held by individual members of the Benavides Family, the Benavides Family could have the power to elect a significant number of the outstanding directors and exercise significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

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

In this Item 4, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we had a 43.65% partnership interest as of December 31, 2018.

BUENAVENTURA

A.	History and Development

Overview

We are Peru’s largest publicly traded precious metals company and are engaged in the exploration, mining and processing of gold, silver and, to a lesser extent, other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani, Mallay and Tambomayo mines and have controlling interests in three other mining companies that operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, a hydroelectric plant and a processing plant as well as non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates the largest gold mine in South America, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2018, our consolidated net revenues were US$ 1,167.4 million and our consolidated net loss was US$ 11.7 million.

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

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua, Julcani, Mallay, Tambomayo, El Brocal, La Zanja, Tantahuatay, Yanacocha and Cerro Verde mines for the year ended December 31, 2018:

	Total Production						Buenaventura’s Equity Share of Production
UNIT	Buenaventura’s Equity Ownership	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)
Orcopampa	100%	312,250	115,887	-	-	-	312,250	115,887	-	-	-
Uchucchacua	100%	15,420,102	-	19,122	21,840	-	15,420,102	-	19,122	21,840	-
Julcani	100%	2,482,907	71	1,048	-	169	2,482,907	71	1,048	-	169
Mallay	100%	514,081	319	1,768	4,151	-	514,081	319	1,768	4,151	-
Tambomayo	100%	3,929,808	129,172	4,220	8,685	-	3,929,808	129,172	4,220	8,685	-
El Brocal	61.43%	3,901,869	21,429	20,582	45,593	46,231	2,396,918	13,164	12,644	28,008	28,400
La Zanja	53.06%	217,174	71,630	-	-	-	115,233	38,007	-	-	-
Tantahuatay	40.10%	791,181	173,192	-	-	-	317,264	69,450	-	-	-
Yanacocha	43.65%	1,076,492	514,564	-	-	-	469,889	224,607	-	-	-
Cerro Verde	19.58%	4,555,192	-	-	-	476,013	891,907	-	-	-	93,203
Total Production	100%	33,201,056	1,026,264	46,740	80,270	522,413	26,850,357	590,677	38,801	62,685	121,772

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (publicly held corporation) under the laws of Peru, was originally established in 1953 as a sociedad anónima (corporation) under the laws of Peru, and currently operates under the laws of Peru. Our registered office is located at Las Begonias 415 – Floor 19, Lima 27, Peru, telephone no. 511-419-2500. Our website may be found at http://www.buenaventura.com. The information on our website is not a part of, and is not incorporated into, this document.

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

Maintaining an Active Exploration Program

During 2018, we spent US$36.3 million on “exploration in non-operating areas” and US$90.3 million on “exploration in operating units.” Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Yumpag, Marcapunta and Emperatriz. Our “exploration in operating units” investments were mainly focused in the Orcopampa, Uchucchacua, and Julcani units.

In 2019, we intend to invest approximately US$50 to US$70 million in exploration in operating units (mainly in Tambomayo, Orcopampa and Uchucchacua) and US$ 10 to US$ 30 million mainly in explorations in non-operating areas at the Trapiche and San Gabriel projects, among others.

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

	Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Colquijirca and Marcapunta	51,289	61,060	29,572
Tambomayo	230,233	131,119	18,858
Uchucchacua	28,899	18,127	18,429
La Zanja	14,995	17,326	13,159
Molle Verde	1,861	1,656	10,722
San Gabriel	23,476	12,221	6,419
Orcopampa	3,451	12,674	6,225
Julcani	759	1,951	2,984
Río Seco	3,719	459	1,816
Mallay	2,729	1,796	1,810
Conenhua	3,779	177	111
Huanza	457	675	7
Others	1,197	266	1,158
Total	366,834	259,507	111,270

	Year Ended December 31,
	2016	2017	2018
	(US$ in thousands)
Fixed assets	55,423	6,280	836
Work in progress	210,915	165,610	67,096
Development costs	100,496	87,617	43,338
Total	366,834	259,507	111,270

We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$80 to US$120 million for capital expenditures for 2019. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

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

	Year Ended December 31,(1)(2)
	2016	2017	2018
Gold (oz.)	357,570	405,646	338,508
Silver (oz.)	23,035,110	26,624,431	26,778,191
Zinc (t)	75,075	74,560	80,270
Lead (t)	33,850	44,976	46,740
Copper (t)	49,460	45,289	46,400

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.

(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view exploration as our primary means of generating value for our shareholders and we maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2018, we spent US$36.3 million on “exploration in non-operating areas” mainly focused in the Yumpag, Marcapunta and Emperatriz exploration projects, and US$90.3 million on “exploration in operating units” mainly focused in the Orcopampa, Uchucchacua and Julcani mining units. During 2019, we expect to invest approximately US$50 to US$70 million in these exploration activities.

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

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2017 and 2018.

Exploration Projects (1)(2)	Buenaventura’s Effective Participation	Property Hectares	Observed Mineralization	Total Exploration Expenditures During
	at March 31, 2019			2017	2018
				(US$ in millions)
Yumpag	100.00%	1,230	Silver	2.67	18.05
Asuncion	100.00%	1,000	Silver, Gold	0.48	-
Gaby	100.00%	800	Silver, Gold	0.88	-
Mayra	100.00%	5,000	Silver, Gold	0.15	-
Trapiche	100.00%	40,898	Copper, Molybdenum	0.54	0.31
San Gabriel	100.00%	57,900	Gold, Silver and Copper	0.59	0.93
San Gregorio	61.43%	4,382	Zinc	-	-
Daniela	100.00%	18,500	Copper and Gold	0.96	0.13
Ccelloccasa	100.00%	12,657	Gold and Silver	0.18	0.33
Other minor				11.85	16.56
Total exploration in non-operating areas				18.30	36.31

(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.

(2)	Only includes explorations conducted by Buenaventura.

The following table lists the mines in which we directed our principal explorations efforts, mineralization of each mine and the exploration expenditures for 2017 and 2018.

Operating Units	Observed Mineralization	Total Exploration Expenditures During 2017		Total Exploration Expenditures During 2018
		Total	Buenaventura	Total	Buenaventura
		(US$ in millions)		(US$ in millions)
Buenaventura’s Units:
Orcopampa	Silver and Gold	38.82	38.82	29.56	29.56
Uchucchacua	Silver, Lead and Zinc	27.07	27.07	20.90	20.90
Tambomayo	Gold	9.54	9.54	20.55	20.55
Colquijirca	Copper, Zinc, Lead and Silver	-	-	10.0	10.0
Julcani	Silver	13.01	13.01	8.65	8.65
Mallay	Zinc, Lead and Silver	5.62	5.62	0.61	0.61
La Zanja	Gold	0.87	0.87	0.07	0.07
Total		94.93	94.93	90.34	90.34

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2018.

Exploration Projects in Non-Operating Areas

Yumpag. The Yumpag Project is located four kilometers northeast of the Uchucchacua mine. This project is an epithermal silver-manganese deposit hosted by cretaceous limestone rocks. Mineralization is structurally influenced by the Cachipampa fault, which also influences significant areas of silver mineralization at the Uchucchacua mine.

During 2018, 1,256 meters of exploration ramps were completed and an additional 300 meters are planned for 2019. The exploration ramp provided access to conduct an underground infill drilling program to the Camila vein. In 2018, we executed 10,927 meters of diamond drilling and plan to execute an additional 21,970 meters during 2019. We plan to update our analysis of available mineral resources during the second half of 2019. In 2019, we plan to invest US$7.76 million to continue exploration of the Yumpag project.

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly-owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper and gold deposits.  During the last quarter of 2018 we reached an agreement with the local community that will allow us to re-start the necessary fieldwork to reach feasibility status in 2020. Our plans for 2019 will be focused on on-site metallurgic column test confirmation, as well as the completion of the environmental base line and the right of way for the access road and the power line.

San Gabriel . The San Gabriel project is wholly-owned by Buenaventura and encompasses 57,282 hectares of mining concessions. The project is located in Moquegua region in southern Peru. This deposit is an intermediate sulfidation deposit hosted by diatreme breccia body at the sediment-intrusive contact. During 2018, the geomechanics model and the mining method were updated, reducing the overall project risk. In 2019, we plan to finish the pre-feasibility study.

Ccelloccasa. The Ccelloccasa project is an epithermal vein deposit located in the Ayacucho region and consists of 8,717 hectares of mining concessions wholly-owned by Buenaventura. In 2018, we conducted a geophysical survey and started the process to obtain the necessary environmental and social permits in order to conduct a drilling campaign by the end of 2019.

San Gregorio. San Gregorio is located in the Cerro Pasco region. During 2018, we continued our efforts to achieve an understanding with the local community with the aim of re-activating the drilling campaign in 2019.

Tambomayo: Mayra and Gaby. Despite having obtained approval of the necessary environmental instruments, we were not able to conduct the diamond drilling campaign in the Mayra and Gaby projects during 2018 due to social conflicts. We have been working with local governments to reinitiate exploration in these areas as soon as possible. In 2019, we plan to invest US$3.37 million in these explorations.

Exploration in Operating Areas

Uchucchacua. During 2018, the exploration activities were focused on the Socorro and Cachipampa mines. The Huantajalla, Carmen and Casualidad mines were explored with relative success, developing known narrow structures with high silver contents. In 2019, we will continue exploring the northeastern and deeper extensions of the Socorro and Cachipampa mines.

Orcopampa. In 2018, geological exploration activities were focused on three areas: the Pucará Sur vein area, where high-grade gold reserves were found; the Nazareno, Prosperidad and Lucy Piso vein areas, which were important for providing mineral reserves with high gold and silver grades; and the Prometida area, where the new Alondra vein was explored, which led to discovery of about 10.0 grams per ton of gold with important silver values and vein widths of up to 2.0 meters. In 2019, the exploration of the Pucara Sur vein system will be focused on diamond drilling and mining works.

Tambomayo. During 2018, exploration focused on defining the east and west extensions of the Mirtha vein and the Paola vein system at level 4340. These explorations with underground works and diamond drilling, have contributed to the discovery of ore resources with important silver and gold grades, and have also allowed us to locate two new exploration objectives with many possibilities of success, including the Catalina-Gisela area to the west of the Mirtha vein (underground) and the surface area Los Diques. In 2019, we plan to carry out a diamond drilling campaign focused on deepening known veins to levels below 4340.

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

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2019 are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2017	1,257.13	1,267.56	15.56	16.54
2018	1,268.49	1,267.99	15.71	5.09
2019 (through March 31, 2019)	1,303.79	1,300.95	15.57	15.45

(1)	Our average annual price includes only the consolidated average annual price from our mines.

(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2019 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2017	2018
	(US$ in thousands)
Gold	511,434	411,926
Silver	409,775	369,167
Lead	94,955	89,059
Zinc	188,023	174,048
Copper	268,527	274,761

(1)	Does not include refinery charges and penalties incurred in 2018 of US$ 195.9 million and in 2017 of US$253.9 million.

Approximately 51.7% and 52.18% of our concentrate and gold bullion sales in 2017 and 2018 (without considering adjustments to prior periods, fair value from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate and gold bullion from our mines and gold bullion that was sold to our various customers from 2017 to 2018.

	Percent of Concentrates and Gold Bullion Sales
	2017	2018
Export Sales:
Asahi Refining Canada Ltd and Asahi Refining USA Inc.	38.04	32.46
IXM S.A. (formerly Louis Dreyfus Commodities Metal Suisse SA)	2.70	1.66
Mercuria Energy Trading SA	2.37	3.25
Metalor Technologies	1.66	2.32
N.V. Umicore SA	1.41	0.88
MRI Trading AG	1.66	1.09
Others	3.86	10.52
Total Export Sales	51.70%	52.18%

Domestic Sales:
Andina Trade S.A.C.	0.98	1.10
Glencore Peru S.A.C.	20.26	18.34
Trafigura Peru	11.95	12.88
Sudamericana Trading SRL	2.44	3.56
Lois Dreyfus Commodities Peru S.R.L	7.66	9.74
Others	5.01	2.2
Total Domestic Sales	48.30%	47.82%
Total Sales	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2019 to 2021:

	Wet tons	Wet tons	Wet tons
Concentrate	2019	2020	2021
Uchucchacua’s Silver-Lead	60,000	38,000	-
Uchucchacua’s Zinc	45,500	38,000	-
Julcani’s Silver-Lead (1)	2,600	-	-
Mallay’s Silver-Lead (2)	-	-	-
Mallay’s Zinc (2)	-	-	-
Tambomayo’s Silver-Lead	9,170	4,000	-
Tambomayo’s Zinc	15,850	15,000	-
El Brocal’s Copper	219,000	395,000	285,000
El Brocal’s Lead-Silver (1)	52,000	17,000	-
El Brocal’s Zinc	157,000	10,000	-

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

(1)	Represents committed sales volumes from 2019 to 2020.
(2)	Represents committed sales volumes for 2019.

We also sell refined gold, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2018, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

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

From January to December 2019, El Brocal had outstanding hedging commitments amounting to 2,000 metric tons of copper at an average fixed price of US$ 7,348.5 per ton.

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

Pursuant to the General Mining Law, filers of mining claims must obtain a mining concession before they start any mining activity. Applications for mining concessions must be filed with the regional mining directors of each regional government where the mining concession is located or with Instituto Geológico Minero y Metalúrgico the Geological, Mining and Metallurgical Institute of Peru (INGEMMET).

Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare. Failure to achieve annual production targets will result in a fine. Failure to pay concession fees or fines for two consecutive years in any mining concession could result in the loss of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty years beginning on January 1, 2009 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

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

The possibility of developing mining activities in an urban area or urban expansion area is linked to the compatibility of such areas and mining activities. The Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations set forth procedures for the granting of mining rights in urban and urban expansion areas. To grant a mining concession in an urban area and an urban expansion area, MEM is required to receive the approval of the council of the applicable provincial municipality. The council has sixty days to issue its decision. Mining concessions in urban expansion areas are granted for 10-year terms, which may be renewed by MEM subject to the approval of municipal authorities, but cannot exceed 100 hectares.

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

Regarding employee health and safety and employer liability in mining activities, Law 28964 has been amended and replaced by Law 29783. Such employee health and safety and employer liability and related matters are now audited by the Ministry of Labor and Employment (“MINTRA”). Law 29783, as amended by Law 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any other type of liability arising from accidents or diseases suffered by the employee while working and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. By Supreme Decree No. 003-2013—TR, MINTRA transferred its security supervisory, audit and sanctioning functions to the National Superintendence of Labour Inspection (“SUNAFIL”). Such law amended the relevant provision of the criminal code, which currently establishes that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

On July 28, 2016, Supreme Decree No. 024-2016-EM relating to Occupational Health and Safety Regulations for Mining was published. These Regulations aim to prevent the occurrence of incidents, work-related accidents and occupational diseases, aiming to promote a culture of prevention of occupational hazards in mining activities. MEM through the General Directorate of Mining, is the competent authority on Occupational Health and Safety policy and regulation. In addition, SUNAFIL is the competent authority for the supervision and enforcement of compliance with legal and technical standards related to Occupational Safety and Health in Mining; while OSINERGMIN is the competent authority to supervise compliance of the legal and technical provisions related to the safety of infrastructure in mining.

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

In addition, MEM has issued regulations that establish maximum permissible levels (“LMP”) of (i) emissions of liquid effluents and (ii) elements and compounds present in gaseous emissions resulting from mining activities. Generally, mining rights holders and processing plants that were in operation before May 1993 were required to comply with LMP within 10 years. In the meantime, mining operators are required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMP.

In May 2008, MINAM was created by Legislative Decree No.1013. MINAM’s main functions include formulating and implementing policies and regulations relating to environmental matters and controlling pollution, including regulating air and water quality standards, through supervision and education.

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

 Under the 2015 Decree, mining companies must incorporate new water quality standards into affected Environmental Management Plans by (1) where MEM has already approved such plan, submitting an updated plan or (2) where MEM is currently evaluating a plan, submitting a modified plan.  The Company plans to submit updated and modified plans to MEM as required by the 2015 Decree. In 2017, Supreme Decree N° 004-2017-MINAM modified the 2015 Decree and modified the water quality standards, including new water categories and new legal provisions.

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

In 2017, new ECA for soils were approved by Supreme Decree No. 011-2017-MINAM, derogating the ECA approved by Supreme Decree No. 002-2013-MINAM. The new ECA are applicable to new environmental assessments that are required to carry out future mining activity in accordance with the mining regulations. With respect to the environmental assessments that were approved prior to the approval of the new ECA, Supreme Decree No. 002-2013-MINAM will remain applicable and the new ECA will only be enforced when the approved environmental assessments need to be modified or updated. In 2017 Supreme Decree No. 012-2017-MINAM replaced Supreme Decree No. 002-2014-MINAM, approving new supplementary provisions for application of the new ECA. Buenaventura and its associated companies have taken into consideration all new environmental regulations when executing its mining activities.

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

In 2012, Peru enacted Supreme Decree No. 020-2012-EM, later modified by Supreme Decree N° 037-2017-EM, which added Chapter XVII to the Mining Proceedings Regulations approved by Supreme Decree No. 018-92-EM. The new provisions require the approval of the General Mining Directorate of MEM or of the relevant regional government before proceeding to start and re-start exploration, development, preparation and exploitation. The authorizations to start and re-start mining activities may need to be pre-approved by MEM if the mining activities affect indigenous or native people.

In addition, in December 2017, a new regulation for Solid Waste Management was approved by Supreme Decree No. 014-2017-MINAM which brought into force the new Law for Integral Management of Solid Waste, approved by Legislative Decree No. 1278 in December 2016 bringing new regulations for all the activities in Perú, including mining activities. This new Law and regulations prioritize the material and energy recovery of solid waste through different methods, including recycling, reuse and co-generation.

Regulations governing mining explorations. In May 2008, the Peruvian government enacted Supreme Decree 020-2008-EM, which governs mining exploration activities and related matters. At the end of 2017, this Supreme Decree was derogated by Supreme Decree 042-2017-EM that approved the Environmental Protection Regulation for Exploration Activities in Mining; nevertheless, this new regulation would not be in force until the format and requirements for the new Environmental Technical Report (FTA) were approved. In March 24, 2018, the regulation for the FTA was approved by Ministerial Resolution N° 108-2018-EM/DM, along with other dispositions for environmental assessment. Under Supreme Decree 042-2017-EM, exploration activities fall into two categories: Category I and Category II. Category I exploration activities are those involving no more than 40 drilling platforms or affecting a surrounding area measuring less than 10 hectares in size, while Category II exploration activities are those involving between 40 and 700 drilling platforms and affecting an area measuring greater than 10 hectares. For Category I exploration activities, an Environmental Impact Statement (Declaración de Impacto Ambiental) (“DIA”) is required. For Category II exploration activities, an EIAsd that incorporates technical, environmental and social matters is required. In addition, the new regulation requires an Environmental Technical Report (Ficha Técnica Ambiental) (“FTA”), which is a complementary environmental assessment for exploration activities that do not have significant negative impacts. Exploration activities must start within twelve months following the date that the DIA or EIAsd is approved. The DIA, the EIAsd and the FTA, as applicable, must be approved before exploration activities begin. Any commitments assumed by mining companies in a DIA, EIAsd or FTA are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that the holder of mining concessions will perform specified closure and post closure activities during exploration programs. In addition, fines can be imposed if exploration programs begin before the DIA, the EIAsd and the FTA are approved, and the approval of environmental assessments for exploration activities performed within protected natural areas requires the approval of the competent authority. Exploration in Prehispanic Archeological Sites (referred to in Supreme Decree N° 004-2000-ED) is forbidden unless expressly authorized by the Ministry of Culture.

In May 2008, MEM also enacted Supreme Decree No. 028-2008-EM, which regulates the citizen participation process within the framework of environmental permit approval. The DIA and EIAsd provide local communities with an opportunity to engage actively in this process.

The following DIAs and EIAsd were approved in 2018:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Tambomayo	EIAsd 2nd Modification	179-2018-MEM/DGAAM	September 28, 2018
Yumpag	EIAsd 1st Modification	028-2018-MEM/DGAAM	February 19, 2018
Anamaray	EIAsd 2nd Modification	088-2018-MEM/DGAAM	April 04, 2018

Coimolache
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Tantahuatay (Ciénaga Sur, Mirador Norte, Mirador Sur y Tantahuatay 4)	EIAsd	070-2018-MEM/DGAAM	April 9, 2018

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

In addition, Supreme Decree No. 042-2017-EM requires mining companies that perform exploration activities to conduct certain closing activities in accordance with the approved environmental assessment, subject to deferral under certain circumstances, and contemplates a Closure Plan to be submitted by the mining company following the terms and conditions of Supreme Decree Nº 033-2005-EM.

Our Closure Plans were approved by MEM for all of our mines and advanced explorations.

The following mine closure plan modifications were approved in 2018:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Orcopampa	Closure Plan 6th Modification	234-2018-MEM/DGAAM	December 19, 2018

Subsidiaries
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Tantahuatay	Closure Plan 3th Modification	139-2018-MEM-DGAAM	July 25, 2018
La Zanja	Closure Plan (Schedule modification)	059-2018-MEM-DGAAM	April 3, 2018

In 2018 the final closure of the mining units of Shila - Paula and Poracota was concluded, as well as the exploration projects of Angélica - Rublo and Pariguanas.

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

On November 12, 2014, a new Regulation for the Environmental Management and Protection in Mining Activities was enacted (Supreme Decree 040-2014-EM), which regulates mining production, processing, common labor, transport and storage, which sets forth a new set of environmental requirements for these activities. According to the new regulations, social and technical teams from MEM will conduct the gathering of baseline information. Early involvement of the statutory authority throughout the environmental assessments process is expected to bring about shorter approval times.

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

Safety

During 2018, we experienced 465 reportable injuries, which comprised 3 fatal injuries, as compared to 5 total fatal injuries during 2017. Under Peruvian legislation, reportable injuries include: accidental injuries resulting in lost-time, fatal accidents, accidents that require medical treatment or result in a loss of consciousness, an inability to perform all job duties on any workday after the injury or the temporary assignment or transfer to another job.  Injuries involving first-aid only are not reportable as they are considered minor accidents.

C.	Organizational Structure

As of March 31, 2019, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

Compañía de Minas Buenaventura S.A.A.
40.10%
Compañía Minera Coimolache S.A.
100.00%
Compañía Minera Colquirrumi S.A.
100.00%
Minera Julcani S.A. de C.V.
100.00%
Compañía Minera Condesa S.A.
100.00%
El Molle Verde S.A.C.
19.58%
Soc. Minera Cerro Verde S.A.A.
53.06%
Minera La Zanja S.R.L.
100.00%
Cia de Minas Cerro Hablador S.A.C.
99.98%
Contacto Corredores de Seguros S.A.
70.00%
Apu Coropuna S.R.L.
100.00%
Procesadora Industrial Rio Seco S.A.
10.00%
Ferrovias Central Andino S.A.
100.00%
Consorcio Energético de Huancavelica S.A.
100.00%
Empresa de Generación Huanza S.A.
20.00%
40.00%
S.M.R.L. Chaupiloma Dos de Cajamarca
43.65%
Minera Yanacocha S.R.L.
4.45%
95.55%
Inversiones Colquijirca S.A.
40.78%
53.49%
Compañía Minera Nueva Italia S.A.
58.25%
3.18%
Sociedad Minera El Brocal S.A.A.

†	All entities in this chart, with the exception of Minera Julcani S.A. de C.V. (which is organized in Mexico) and Compañía de Minas Buenaventura Chile Ltda. (which is organized in Chile), are incorporated in Peru.

*	Compañía Minera Condesa S.A. holds 21,160,260 common shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.69% of our total common shares.

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

Contacto Corredores de Seguros S.A.

During 2015, Buenaventura paid US$8.8 million to Buenaventura Ingenieros S.A. in order to obtain 99.98% ownership of Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates.

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

YANACOCHA

A.	History and Development of Yanacocha

Yanacocha was incorporated in Peru on January 14, 1992 and commenced operations in 1993. Yanacocha is currently engaged in the production, exploration and development of gold under the mining concessions it owns or that are owned by Chaupiloma. Future projects could include the production, exploration and development of copper as well.

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

In 2018, Yanacocha produced 514,564 ounces of gold, compared to 534,692 ounces of gold produced in 2017. Gold production decreased 4% primarily due to lower leach pad production as a result of material with high fines content.

Yanacocha is 51.35% owned by Newmont Second Capital Corporation. A 43.65% interest in Yanacocha is indirectly held by Buenaventura and the remaining 5% is held by Summit Global Management II VB, a wholly-owned subsidiary of Sumitomo Corporation. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed following approval by the two major shareholders of Yanacocha.

On December 21, 2017, Yanacocha repurchased 63,922,565 of its shares owned by International Finance Corporation (“IFC”) for US$47.9 million, which represented 5% of the capital stock of Yanacocha. On February 19, 2018, the Yanacocha partners approved the reduction of 63,922,565 of the common partnership interests. On June 14, 2018, Yanacocha’s partners approved the issue and sale of 63,922,565 partnership units to Summit Global Management II BV.

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

Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities and the Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant, followed by Merrill - Crowe zinc precipitation and smelting where a final dore product is poured. The ore is then shipped offsite for refining and is sold on the international gold markets

Yanacocha and Chaupiloma each have mining concessions granted by INGEMMET, which grant an exclusive and irrevocable right to carry out exploration and exploitation activities within a specified area. In order to maintain such mining concessions, Yanacocha must (i) obtain the appropriate permits and rights over the surface lands, (ii) pay annual license fees and (iii) comply with a minimum annual production obligation. For mining concessions granted prior to 2008, concessions will expire if the production obligations are not met by the end of 2028. Mining concessions granted in 2008 or later will expire if minimum production is not attained within twenty years from the date of such granting.

In Peru, a revised royalty and special mining tax was introduced in October 2011. This tax is dependent on whether a stabilization agreement is in effect and is based on a sliding scale of 1% to 12%. The Cerro Yanacocha tax stabilization agreement expired on January 1, 2015 and the La Quinua tax stabilization agreement expired on January 1, 2019.

Quecher Main Project

This project will add oxide production at Yanacocha, leveraging existing infrastructure and enabling potential future growth at Yanacocha. First production was achieved in late 2018 with commercial production expected in the second half of 2019. The Quecher Main extends the life of the Yanacocha operation to 2027 with average annual gold production of approximately 200,000 ounces per year (on a consolidated basis) between 2020 and 2025. Development capital costs (excluding capitalized interest) since obtaining approval were US$101million, of which $33 million related to the fourth quarter of 2018.

Conga Project

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and/or development of new reserves as the project’s development and reserve balances reported in 2014 were reclassified to mineralized material in 2015.

Environmental Matters

In early 2015, the Peruvian government agency responsible for certain environmental regulations, the MINAM, issued proposed water quality criteria for designated beneficial uses which apply to mining companies, including Yanacocha. These criteria would modify the in-stream water quality criteria pursuant to which Yanacocha has been designing water treatment processes and infrastructure. In December 2015, MINAM issued the final regulation that modified the water quality standards. In response, in February 2017, Yanacocha submitted its proposed modification to the one previously approved by MINEM, which is still under review. After approval, MINEM may allow up to three years to develop and implement the modifications to the water management system. In the event Yanacocha is unsuccessful in implementing the modifications in compliance with the new regulations and deadlines, it could result in fines and penalties relating to potential intermittent non-compliant exceedances. In addition, if accepted the treatment options will result in increased costs. These impacts may adversely affect the future cost and financial performance of our operations in Peru.

The Peruvian government agency responsible for environmental evaluation and inspection, OEFA, conducts periodic reviews of the Yanacocha site. In 2011, 2012, 2013, 2015, 2016, 2017 and 2018, OEFA issued notices of alleged violations of OEFA standards to Yanacocha relating to past inspections, which have been resolved with minimal or no findings of violations. In 2015 and 2016, the water authority of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2018 with no findings of violations. Based on our experience with OEFA and the water authority, in the case of a finding of violation, remedial action is often the outcome, rather than a significant fine. The alleged OEFA violations currently range from zero to 40,300 tax units and the water authority alleged violations range from zero to 10 tax units, with each tax unit amounting to approximately US$1,260 based on current exchange rates. Yanacocha is responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations.

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

Conga Project Constitutional Claim. On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against MINEM and Yanacocha requesting the Court to order the suspension of the Conga project as well as to declare the October 27, 2010 directorial resolution approving the Conga project EIA inapplicable. On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds finding that: (i) plaintiffs had not exhausted previous administrative proceedings; (ii) the directorial resolution approving the Conga EIA is valid, and was not challenged when issued in the administrative proceedings; (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment and; (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proof presented by the plaintiff. Yanacocha has answered the claim. Neither the Company nor Yanacocha can reasonably predict the outcome of this litigation.

Yanacocha Tax Dispute. In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible, and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the tax court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the tax court in favor of Yanacocha. However, in November 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge has been selected to issue a decision and the parties conducted oral argument in April 2019. The potential liability in this matter is in the form of fines and interest in an amount of up to $83 million. It is not possible to fully predict the outcome of this litigation.

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

Legal Proceedings

For a discussion of legal proceedings, see Note 21 to the Yanacocha Consolidated Financial Statements.

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

Our Properties

Introduction

We currently have five wholly-owned operating mines (Orcopampa, Uchucchacua, Julcani, Tambomayo and Mallay) and controlling interests in three mining companies which operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, an energy generation company, a chemical processing company, and an insurance brokerage company. We also have non-controlling interests in Yanacocha, Cerro Verde and Tantahuatay mines. See “Buenaventura—C. Organizational Structure” and “Intermediate Holding Companies, Subsidiaries and Equity Participations.” Set forth below is a map of our principal mining operations.

Directly Operated Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2018, we made lease payments of US$12.1 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

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

Mining at Orcopampa is conducted underground using the mechanized bench-and-fill and cut-and-fill methods. Mine ore is processed by the carbon-in-leach method in a plant located in Orcopampa. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and local river.

As of December 31, 2018, proven and probable ore reserves were 922,300 tons, with 31.41 grams per ton of silver and 10.30 grams per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2017		2018
Mining Operations:
Ore mined (t)		500,580		353,891
Average gold grade (g/t)		11.89		9.98
Average silver grade (g/t)		37.95		32.04
Production:
Gold (oz.)		190,976		115,887
Silver (oz.)		528,449		312,250
Recovery rate (gold) (%)		97.14		97.10
Recovery rate (silver) (%)		85.05		81.73
Cost applicable to sales per oz. of gold(2)	US$	743	US$	1,020
Cost applicable to sales per oz. of silver(2)	US$	10.02	US$	12.70

(1)	Incorporates losses for mining dilution and recovery.

(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

Mining at Uchucchacua is conducted underground and utilizes cut-and-fill stopping, shrinkage stopping and sublevel stopping methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 4,000 tons per day and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate, using two circuits of 2,800 tons per day and 1,200 tons per day respectively. Electric power is obtained from the Peruvian national electricity grid, a hydroelectric plant and a diesel generator. Water for operations at Uchucchacua is obtained from three local lakes.

During 2018, the manganese sulfate plant of Rio Seco treated 34,840.7 tons of concentrates from the Uchucchacua mine, with 101.8 ounces per ton of silver, 13.6% lead and 26.7% manganese. Following treatment, 21,739.5 tons were obtained, with 163.7 ounces per ton of silver, 21.6% lead and 4.4% manganese. This process also allowed for the production of 17,931 tons of sulfuric acid of 98% purity and 24,623 tons of commercial grade manganese sulfate monohydrated.

As of December 31, 2018, proven and probable ore reserves were 11,940,975 tons, with 239.19 grams per ton of silver, 1.12% lead and 1.79% zinc.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2017		2018
Mining Operations:
Ore mined (t)		1,364,478		1,387,775
Average silver grade (g/t)		458.15		388.17
Average zinc grade (%)		1.80		2.23
Average lead grade (%)		1.36		1.60
Production:
Silver (oz.)		16,583,698		15,420,102
Zinc (t)		13,040		21,840
Lead (t)		16,708		19,122
Recovery rate (silver) (%)		82.50		87.43
Cost applicable to sales per oz. of silver(2)	US$	10.61	US$	10.41
Cost applicable to sales per ton of zinc(2)	US$	2,951	US$	1,983
Cost applicable to sales per ton of lead(2)	US$	1,571	US$	1,354

(1)	Incorporates losses for mining dilution and recovery.

(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of zinc or ton of lead consists of cost applicable to sales for silver, zinc or lead sold, divided by the volume of silver, zinc or lead produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 550 tons per day. Water for operations in Julcani is obtained from mine drainage that must be previously treated with lime, from seasonal streams and a small lagoon.

Electric power is generated by three hydroelectric plants, Huapa, Tucsipampa and El Ingenio. We are also connected to the Peruvian national electricity grid.

As of December 31, 2018, total proven and probable ore reserves were 251,186 tons, with 664.68 grams per ton of silver, 0.186 grams per ton of gold, 2.04% lead and 0.47% copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
		2017(2)(3)		2018(2)(3)
Mining Operations:
Ore mined (t)		130,854		109,025
Average gold grade (g/t)		0.12		0.04
Average silver grade (g/t)		552.71		726.27
Average lead grade (%)		1.47		1.01
Average copper grade (%)		0.15		0.16
Production:
Gold (oz.)		200		71
Silver (oz.)		2,249,527		2,482,907
Lead (t)		1,824		1,048
Copper (t)		192		169
Recovery rate (silver) (%)		96.77		97.41
Cost applicable to sales per oz. of silver(4)	US$	17.12	US$	14.98
Cost applicable to sales per ton of lead(4)	US$	2,543	US$	2,191
Cost applicable to sales per ton of copper(4)	US$	6,318	US$	7,392

(1)	Includes losses due to mining dilution and recovery.

(2)	Includes total Acchilla and Estela mine production.

(3)	Reflects total recovery percentage of Acchilla and Estela ore.

(4)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tambomayo

Tambomayo is an underground mine that is wholly-owned and operated by us. It is considered an epithermal deposit with quartz veins and mineralization mainly of gold and silver with important contents of lead and zinc. It is located in the province of Caylloma, Arequipa region, at an altitude between 4,550 and 5,000 meters above sea level.

The underground works on the main Mirtha vein and diamond drilling carried out to date show an economic mineralization that deepens up to approximately 650 meters and it expands over 1,200 horizontal meters, increasing the size of the economic mineralization area to explore.

Tambomayo is connected to the Peruvian electricity grid and water for its operations comes from the damming of a stream with seasonal variations in flow.

As of December 31, 2018, total proven and probable ore reserves were 3,391,052 tons, with 129.63 grams per ton of silver, 3.74 grams per ton of gold, 0.73% lead and 1.06% zinc.

Set forth below are certain unaudited operating data for the periods shown for Tambomayo, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
		2017		2018(1)(2)
Mining Operations:
Ore mined (t)		332,193		557,364
Average gold grade (g/t)		6.99		7.75
Average silver grade (g/t)		264.38		252.25
Average lead grade (%)		1.72		1.49
Average Zinc grade (%)		2.35		2.16
Production:
Gold (oz.)		64,175		129,172
Silver (oz.)		1,788,219		3,929,808
Lead (t)		2,070		4,220
Zinc (t)		2,906		8,685
Recovery rate (silver) (%)		62.12		85.11
Recovery rate (gold) (%)		83.59		91.15
Cost applicable to sales per oz. of gold(3)	US$	671	US$	626
Cost applicable to sales per oz. of silver(3)	US$	9.43	US$	7.77
Cost applicable to sales per ton of lead(3)	US$	1,635	US$	1,186
Cost applicable to sales per ton of Zinc(3)	US$	2,057	US$	1,551

(1)	Includes losses due to mining dilution and recovery.

(2)	Includes total Tambomayo mine production.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Mallay

The Mallay mine is wholly-owned and operated by us and is located 21 kilometers southwest of the Uchucchacua mine in the district of Mallay, province of Oyón, department of Lima.

Mallay is considered an epithermal deposit of silver, lead, zinc and limited gold values. We have recognized the following main ore structures: Isguiz body-vein (silver, lead, zinc), Pierina vein (gold), María vein (silver) and Fortuna (skarn type lead, zinc and silver).

Set forth below are certain unaudited operating data for the Mallay mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31, (1)(2)
	2017		2018
Mining Operations:
Ore mined (t)		170,519		92,450
Average silver grade (g/t)		223.63		196.89
Average lead grade (%)		2.70		2.28
Average zinc grade (%)		4.73		5.30
Production:
Silver (oz.)		1,109,382		514,081
Lead (t)		4,061		1,768
Zinc (t)		7,102		4,151
Recovery rate (silver) (%)		90.51		87.72
Cost applicable to sales per oz. of silver(3)	US$	13.27	US$	11.50
Cost applicable to sales per ton of lead(3)	US$	1,889	US$	1,603
Cost applicable to sales per ton of zinc(3)	US$	2,416	US$	2,284

(1)	Incorporates losses for mining dilution and recovery.

(2)	Data reflect mining operations at Mallay mine.

(3)

Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of lead or ton of zinc consists of cost applicable to sales for silver, lead or zinc sold, divided by the volume of silver, lead or zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

In 2018 a total of 12,984 meters of diamond drilling in the Corredor Emperatriz project exploration area were drilled, of which 10,829 meters were made in the sector called Emperatriz Central and 2,155 meters in the Emperatriz Norte sector.

Additionally, a total of 1,232 meters were drilled in the Luciana project, evaluating high-grade structures of gold and silver in oxides, with grades of 10 grams per ton of gold and 5 grams per ton of silver, in widths of 1 to 3 meters.

 Total proven and probable ore reserves as of December 31, 2018 were 3,119,845 tons, with 7.07 grams per ton of silver and 0.364 grams per ton of gold.

Set forth below are certain unaudited operating data for La Zanja, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,
	2017		2018
Mining Operations:
Ore treated (t)		10,694,942		5,702,881
Average gold grade (g/t)		0.48		0.46
Average silver grade (g/t)		6.22		7.46
Production:
Gold (oz.)		127,118		71,630
Silver (oz.)		280,908		217,174
Cost applicable to sales per oz. of gold(1)	US$	789	US$	891
Cost applicable to sales per oz. of silver(1)	US$	10.66	US$	11.15

(1)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tantahuatay

Tantahuatay is a gold-copper mine located in the district and province of Hualgayoc, department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. The Tantahuatay mine is operated by Buenaventura and wholly-owned by Coimolache, in which we hold a 40.10 % equity interest.

Geologically, the Tantahuatay ore deposits are located at diatremes or volcanic necks in a sequence volcano-magmatic hydrothermal predominant linked to the regional mineralized sector north of Peru.

Tantahuatay consists of five areas of Au-Ag mineralization, contained in material of supergenic oxidation (Mirador Norte, Mirador Sur, Cienaga Norte, Cienaga Sur and Tantahuatay). Below the oxides level of the Cerro Tantahuatay area, there is a significant resource of copper, gold and silver associated to pyrite-enargite (sulphides), which are present as disseminations and fracture fillings associated with advanced argillic alteration and breccia bodies’ multiphase.

During 2018, drilling of oxides reached 9,712 meters of diamond drill holes. The operation was focused on the Tantahuatay 2 and Ciénaga Norte areas. Drilling was also performed at the Tantahuatay 3, Tantahuatay 5 and Azufre projects to convert resources to reserves. Another part of the drilling was aimed at exploring sulfides, which in total reached 23,787 meters. This was conducted in the areas of Tantahuatay 2, 3, 4, 5, Mirador Sur and Ciénaga Norte.

Total proven and probable ore reserves as of December 31, 2018 were 57,715,191 tons, with 9.65 grams per ton of silver and 0.359 grams per ton of gold.

Set forth below are certain unaudited operating data for the Tantahuatay mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)(2)
	2017		2018
Mining Operations:
Ore treated (t)		13,117,287		13,384,291
Average gold grade (g/t)		0.46		0.58
Average silver grade (g/t)		12.30		7.45
Production:
Gold (oz.)		151,454		173,192
Silver (oz.)		800,942		791,181
Cost applicable to sales per oz. of gold(3)	US$	517	US$	675
Cost applicable to sales per oz. of silver(3)	US$	6.98	US$	8.39

(1)	Incorporates losses for mining dilution and recovery.

(2)	Data reflect mining operations at the Tantahuatay 2 and Ciénaga Norte deposits.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tajo Norte (Colquijirca) and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly-owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals – mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.43% as of December 31, 2018.

The Tajo Norte and Marcapunta Norte mines are adjacent and are located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. El Brocal produces zinc, lead and silver concentrates from the Tajo Norte mine and copper concentrates from the Marcapunta Norte mine. The Colquijirca mine consists of three important polymetallic deposits: (1) Tajo Norte–Smelter, which contains zinc, silver and lead; (2) Marcapunta, which contains an auriferous mineralization in breccia oxides and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta Norte mine; and (3) San Gregorio, which contains zinc.

The Huaraucaca concentrator plant processes ore from both mines. In 2018, average treated ore at the plant was 18,175 tons per day.

The Tajo Norte (Colquijirca) and Marcapunta Norte mines primarily rely on a power line connected to the Peruvian national electricity grid.

In 2019, El Brocal will continue to focus on optimizing Marcapunta’s mining method, while also seeking the optimization of productivity and production costs, as well as accelerating the conversion of resources to reserves.

Total proven and probable reserves of Tajo Norte (Colquijirca) as of December 31, 2018 were 22,167,000 tons, with 63.14 grams of silver per ton, 2.24% of zinc, 1.07% of lead and 0.11% of copper.

Total proven and probable reserves of Marcapunta Norte as of December 31, 2018 were 24,459,000 tons with 23.02 grams of silver per ton, 0.50 grams of gold per ton and 1.34% of copper.

Set forth below are certain unaudited operating data for the Tajo Norte (Colquijirca) mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2017	2018
Mining Operations:
Ore mined (t)	3,169,908	3,429,618
Average silver grade (oz./t)	1.32	1.13
Average zinc grade (%)	2.74	2.30
Average lead grade (%)	1.13	1.11
Production:
Silver (oz.)	3,031,796	2,518,333
Zinc (t)	51,511	45,593
Lead (t)	20,313	20,582
Recovery rate (silver) (%)	72.30	65.25
Recovery rate (zinc) (%)	59.33	57.78
Recovery rate (lead) (%)	56.71	52.41
Cost applicable to sales per ton of mine(2)	1,915	1,569

(1)	Incorporates losses for mining dilution and recovery.

(2)	Represents cost applicable to sales per ton of zinc for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of zinc consists of cost applicable to sales for zinc divided by the volume of zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2017	2018
Mining Operations:
Ore mined (t)	2,517,673	3,204,262
Average silver grade (oz./t)	0.66	0.71
Average gold grade (gr/t)	0.56	0.51
Average copper grade (%)	1.91	1.59
Production:
Silver (oz.)	1,052,453	1,383,536
Gold (oz.)	22,536	21,429
Copper (t)	45,097	46,231
Recovery rate (silver) in copper (%)	63.12	60.95
Recovery rate (gold) in copper (%)	49.89	39.80
Recovery rate copper (%)	93.56	90.63
Cost applicable to sales per ton of mine(2)	5,119	5,487

(1)	Incorporates losses for mining dilution and recovery.

(2)	Represents cost applicable to sales per ton of copper for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of copper consists of cost applicable to sales for copper divided by the volume of copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

As of December 31, 2018, our total proven and probable reserves, including our equity share in the proven and probable reserves of El Brocal (61.43%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (43.65%), were estimated to be 4.39 million ounces of gold, representing a 41.61% increase compared to our total proven and probable reserves as of December 31, 2017, which were estimated to be 3.10 million ounces of gold.

As of December 31, 2018, our total proven and probable reserves, including our equity share in El Brocal (61.43%), La Zanja (53.06%), Coimolache (Tantahuatay) (40.10%), Yanacocha (43.65%) and Cerro Verde (19.58%) were estimated to be 265.72 million ounces of silver, representing a 35.05% increase over our total proven and probable reserves as of December 31, 2017, which were estimated to be 196.76 million ounces of silver.

The following table lists 100% of proven and probable ore reserves, as of December 31, 2018, for each of our consolidated mining operations and the Tantahuatay mine, in which we have a 40.10% equity interest. The reserves shown in the table below are the total reserves for each mine and do not reflect our equity share of reserves in non-wholly-owned mines.

Proven Ore Reserves as of December 31, 2018 (1)(2)(3)(4)(5)(6)

	Orcopampa	Uchucchacua	Julcani	Tambomayo	La Zanja	Tantahuatay	Tajo Norte	Tajo Smelter	Marcapunta	Total

Ore Reserves (t)	658,211	5,813,428	172,370	634,340	1,924,675	44,730,220	8,678,000	12,937,000	8,816,000	84,364,244
Grade:
Gold (g/t)	10.54		0.19	3.66	0.36	0.37			0.52
Silver (g/t)	30.48	252.87	667.17	251.32	7.71	8.63	66.25	19.28	24.57
Copper (%)			0.49				0.14	1.70	1.40
Zinc (%)		1.77		0.78			2.24	0.13
Lead (%)		1.14	2.15	0.47			1.13	0.12

Content:
Gold (oz.)	222,942		1,034	74,591	22,048	531,872			146,255	998,743
Silver (oz.)	645,017	47,289,682	3,696,846	5,125,543	477,098	12,410,067	18,484,140	8,020,940	6,964,640	103,113,973
Copper (t)			845				12,149	219,929	123,424	356,347
Zinc (t)		102,898		4,948			194,387	16,818		319,051
Lead (t)		66,273	3,706	2,981			98,061	15,524		186,546

Probable Ore Reserves as of December 31, 2018 (1) (2)

	Orcopampa	Uchucchacua	Julcani	Tambomayo	La Zanja	Tantahuatay	Tajo Norte	Tajo Smelter	Marcapunta	Total

Ore Reserves (t)	264,089	6,127,547	78,816	2,756,712	1,195,170	12,984,971	13,490,000	28,084,000	15,643,000	80,624,305
Grade:
Gold (g/t)	9.72		0.16	3.76	0.38	0.321			0.49
Silver (g/t)	33.90	226.12	659.39	101.63	6.03	13.17	60.96	20.84	22.08
Copper (%)			0.42				0.09	1.69	1.30
Zinc (%)		1.8		1.13			2.24	0.13
Lead (%)		1.1	1.8	0.79			1.03	0.12

Content:
Gold (oz.)	82,571		394	333,645	14,506	133,951			245,432	810,499
Silver (oz.)	287,857	44,547,267	1,670,899	9,007,496	231,578	5,499,945	26,440,400	18,816,280	11,106,530	117,608,252
Copper (t)			331				12,141	474,620	203,359	690,451
Zinc (t)		110,296		31,151			302,176	36,509		480,132
Lead (t)		67,403	1,419	21,778			138,947	33,701		263,248

(1)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case as of December 31, 2018. SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Tantahuatay and La Zanja. Geominería S.A.C., an independent consultant, audited the process to estimate proven and probable ore reserves for Orcopampa and Julcani. Mining Plus Pty Ltd audited the process to estimate proven and probable ore reserves for El Brocal.

(2)	For the year ended December 31, 2018, reserves for our wholly-owned and subsidiary mines, were calculated using the following prices: US$1,300 per ounce of gold, US$17 per ounce of silver, US$2,500 per metric ton of zinc, US$2,100 per metric ton of lead and US$6,000 per metric ton of copper.

(3)	Variable metallurgical recovery assumptions (as a function of grade and relative metal distribution in individual concentrates).

(4)	Commercial terms based on historical data.

(5)	Variable cut-offs estimated by mining method and mining area and based on historical data and projected costs.

(6)	Variable modifying factors (dilution and mining recoveries) based on ground conditions and proposed mining method.

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

Yanacocha’s mining activities encompass 301,000 acres (121,810 hectares) that are covered by 185 mining concessions. MYSRL holds the mining rights related to 96,338 acres (38,987 hectares), covered by 73 concessions. Chaupiloma holds the mining rights to the remaining acres and concessions and has assigned these mining concessions to Yanacocha. Each concession has an initial term of 17 to 30 years, which are renewable at Yanacocha’s request for an additional 17 to 20 year term.

The La Quinua Complex is currently mining material from the La Quinua Sur and the Tapado Oeste Layback and is scheduled to finish mining operations in 2019.

The Yanacocha Complex mines material from the Yanacocha Layback and Yanacocha Pinos, which are scheduled to finish mining operations in 2019 and 2020, respectively. The Yanacocha Complex began operations in 1997 and has had limited mining operations in recent years.

The Carachugo and Maqui Maqui Complexes mined material from multiple mines that are no longer in operation and a de minimis residual leaching of gold continues. In addition, the Carchugo Complex processes material from the Quecher Main project, which is a new open pit within the existing footprint of Yanacocha. This project will add oxide production at Yanacocha and will extend the life of the Yanacocha operation to 2027.

Yanacocha has three processing concessions from MINEM for its processing facilities: Cerro Yanacocha (La Quinua and Yanacocha leach pads, La Quinua and Yanacocha Norte gold recovery plants and Yanacocha Gold Mill), Yanacocha (Carachugo and Maqui Maqui leach pads and Pampa Larga gold recovery plant) and China Linda (non-metallic processing concessions). Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities. The Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant. The Yanacocha Gold Mill processes between 5.5 and 6.0 million tons per year.

Yanacocha is an epithermal type deposit of high sulfidation hosted in volcanic rock formations. Gold is associated with iron-oxides and pyrite. Material is evaluated for gold grade and cyanide solubility and then placed on leach pads or in stockpiles for processing through the Yanacocha Gold Mill accordingly. Yanacocha’s available mining fleet consists of two shovels, four excavators, two loaders and 31 240-ton haul trucks.

Brownfield exploration and development for new reserves is ongoing including Sulfides project and the development of the Quecher Main project within the existing footprint of Yanacocha. In addition, Yanacocha continues to evaluate the potential for mining sulfide gold and copper mineralization.

Power is supplied to the operation by Engie Energia Peru SA.

Yanacocha’s gross property, plant and mine development at December 31, 2018 was $4,490. Yanacocha produced 515,000 ounces of gold (271,000 attributable ounces of gold) in 2018 and reported 3.8 million attributable ounces of gold reserves and 740 million pounds of copper reserves at December 31, 2018.

Yanacocha also owns the Conga project, which is located approximately 16 miles (25 kilometers) northeast of Yanacocha, which is currently in care and maintenance stages. Due to uncertainty surrounding the project and political risks related to the project’s development, the Company has allocated its exploration and development capital to other projects in recent years. Should Yanacocha be unable to develop the Conga project, Yanacocha may have to consider other alternatives for the project, which may result in a future impairment charge for the project. See “Item 3. Key Information—D. Risk Factors” for further information.

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

As of December 31, 2018, Yanacocha’s total proven and probable reserves (excluding the Conga project, the reserves for which were reclassified as resources or NRM as of December 31, 2015) were estimated to be 7.4 million ounces of gold, representing an 94% increase over Yanacocha’s total proven and probable reserves as of December 31, 2017, which were estimated to be 3.8 million ounces of gold.

The following tables detail proven and probable gold reserves for Yanacocha as of December 31, 2018 and 2017:

Gold Reserves At December 31, 2018 (1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Metallurgical
Deposits/Districts	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	Recovery
Yanacocha Open Pits (3)	14,606	0.020	292	217,137	0.019	4,012	231,743	0.019	4,304	64%
Yanacocha Leach Pads (4)	14,021	0.022	312	—		—	14,021	0.022	311	70%
Yanacocha Stockpiles (5)	4,479	0.035	156	3,116	0.056	175	7,595	0.044	331	80%
Yanacocha Underground (6)	—		—	12,074	0.204	2,473	12,074	0.204	2,473	97%
Total Yanacocha	33,106	0.023	760	232,327	0.029	6,660	265,433	0.028	7,420	76%

Gold Reserves as of December 31, 2017(1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Metallurgical
Deposits/Districts	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	Recovery
Yanacocha Open Pits	23,127	0.022	500	148,936	0.018	2,683	172,063	0.018	3,182	70%
Yanacocha Leach Pad(4)	11,656	0.022	241	-		-	11,656	0.022	241	73%
Yanacocha Stockpiles(5)	9,436	0.042	407	-		-	9,436	0.042	407	56%
Total	44,218	0.026	1,147	148,936	0.018	2,683	193,154	0.020	3,830	69%

(1)	Proven and probable reserves, as of December 31, 2018 and 2017 reserves were calculated at an estimated gold price of $1,200 and $1,600 per ounce, respectively, unless otherwise noted.

(2)	The reserves shown for Yanacocha are the total reserves of the mine and do not indicate our equity share.

(3)	Gold cut-off grades utilized in 2018 reserves were as follows: oxide leach material not less than 0.004 ounce per ton; oxide mill material not less than 0.013 ounce per ton; and refractory mill material not less than 0.040 ounce per ton.

(4)	Leach pad material is the material on leach pads at the end of the year from which gold remains to be recovered. In-process reserves are reported separately where they exceed 100,000 ounces and are greater than 5% of the total site-reported reserves.

(5)	Stockpiles are comprised primarily of material that has been set aside to allow processing of higher grade material in the mills. Stockpiles increase or decrease depending on current mine plans. Stockpile reserves are reported separately where ounces exceed 100,000 and are greater than 5% of the total site-reported reserves.

(6)	Gold cut-off grades utilized in 2018 reserves not less than 0.054 ounce per ton.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65% partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.58% equity interest.

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 and the related Notes thereto included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

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

Yanacocha. Historically, a substantial part of our net loss before income tax was derived from our equity interest in Yanacocha. We have a 43.65% equity participation in Yanacocha as of December 31, 2018, which is held through our wholly-owned subsidiary, Condesa. Our partnership interest in Yanacocha is accounted for under the equity method and is included under the caption “Investment in associates” on our consolidated statements of financial position. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the three major shareholders, Newmont Mining, Sumitomo and Buenaventura.

Cerro Verde. As of December 31, 2018, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

From January to December 2019, El Brocal has outstanding hedging commitments amounting to 2,000 metric tons of copper at an average fixed price of US$7,345 to US$7,352 per ton.

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

In addition, underground mine infrastructure, such as declines, shafts and/or dewatering/ore haulage crosscuts, that facilitate access to ore reserves are constructed and categorized as mine development. We consider such underground mine infrastructure vital to assure sustainable mine production and reserve production. The design, construction and implementation of our underground mine infrastructure are presented and supervised by our operations manager with the Board of Directors’ (the “Board”) approval. We capitalize mine development and mineral land costs incurred after we have approved the feasibility of the conceptual study of a project. Upon commencement of production, we amortize these costs over the expected life of the mining area, based on proven and probable reserves and other factors.

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

Discontinued operations.  In 2014, we publicly announced our decision to sell four of our mining units: Poracota, Recuperada, Antapite and Shila-Paula. As a consequence, these mining units were presented in our consolidated financial statements as of December 31, 2014 and 2015 as mining units held for sale. According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” the related assets and liabilities are presented in the consolidated statement of financial position at the lower of cost and fair value less cost to sale. During 2016, we decided to change the classification of three mining units (Poracota, Recuperada and Shila-Paula) that had been mining units held for sale and began the final closing process for these mines. As a result, income, costs and expenses related to this mining unit were classified as discontinued operations for the years 2016, 2015 and 2014. In December 2016, we sold the Antapite mining unit and we started the final closing process for the Breapampa mining unit. During 2017, we sold the Breapampa and Recuperada mining units. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our consolidated financial statements. Management has identified the following accounting estimates and policies as critical:

•	mineral reserves and resources;

•	unit-of-production depreciation;

•	mine rehabilitation provision;

•	inventories;

•	impairment of non-financial assets;

•	taxes; and

•	fair value of contingent consideration

Other significant accounting policies include:

•	contingencies;

•	development start date;

•	production start date; and

•	revenue from contracts with clients.

We also have certain accounting policies that we consider to be important, such as our policies for investments carried at fair value, and exploration costs that do not meet the definition of critical accounting estimates as they do not require Management to make estimates or judgments that are subjective or highly uncertain.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board.

Mineral reserves and resources

Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. For 2016, Geominería S.A.C. audited the process used to estimate proven and probable ore reserves for Orcopampa, Uchucchacua, Julcani, Mallay and Tambomayo, and Hatch Asociados S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Tambomayo as of December 31, 2016. The conceptual framework used to estimate proven and probable reserves for El Brocal’s mines as of December 31, 2016 was reviewed by consultant Buenaventura Ingenieros S.A. As of December 31, 2017. SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tantahuatay and La Zanja, Hatch Asociados S.A., an independent consultant, validated the model used to estimate proven and probable ore reserves for Tambomayo, Mining Plus Pty Ltd validated the model used to estimate proven and probable ore reserves for El Brocal and Geomineria S.A.C. audited the process used to estimate proven and probable ore reserves for Orcopampa, Julcani and Mallay. As of December 31, 2018, SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Tantahuatay and La Zanja. Geominería S.A.C., an independent consultant, audited the process to estimate proven and probable ore reserves for Orcopampa and Julcani. Mining Plus Pty Ltd audited the process to estimate proven and probable ore reserves for El Brocal.

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

Following our accounting treatment, as of December 31, 2018, we have recorded an accrual for mine closure costs of US$225.9 million to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statements.

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

At each reporting date, we update our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units. As a result, we recorded impairment losses and recoveries of the provision during 2016, 2017 and 2018.

In 2017, we recorded an impairment loss related to our La Zanja mining property of US$21.6 million. As a result of the sale of the Breapampa and Recuperada mining units, as well as the sale of the Shila Paula mining unit assets, Buenaventura recorded a reversal of impairment losses in 2017 of US$7.4 million, US$7.1 million and US$2.7 million, respectively.

In 2018, we recorded an impairment reversal related to our La Zanja mining property of US$5.7 million as a result of the analysis of the recovery amount. In addition, as a result of the disposal of assets, we recorded a reversal in our impairment provision related to our Shila Paula mining unit of US$2.8 million. This provision was previously recorded in 2016.

These impairment charges have not had an impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflecting of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2016, 2017 and 2018 impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following years.

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

As of December 31, 2016, 2017 and 2018, our valuation allowance totaled US$37.0 million, US$38.9 million and US$40.9 million, respectively.

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

Segment Reporting

Management has determined its operating segments based on reports that the Company’s Chief Operating Decision Maker (the “CODM”) uses for making decisions. The Company’s operations are organized into business units based on its products and services, activities and geographic locations. The broad categories of the Company’s business units are:

•	Production and sale of minerals;

•	Exploration and development activities;

•	Energy generation and transmission services;

•	Insurance brokerage;

•	Rental of mining concessions;

•	Holding of investment in shares (primarily in our associate, Minera Yanacocha S.R.L); and

•	Industrial activities.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Company’s consolidated financial statements. Also, the Company’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently. See Note 31 to the Consolidated Financial Statements.

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

Contingent assets are not recognized in the consolidated financial statements; however, they may be disclosed in notes to the consolidated financial statements if it is probable that such contingent assets will be realized. See Note 29(f) and (g) to the Consolidated Financial Statements.

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

Revenues

According to our accounting policies, revenue is recognized when control of goods or services is transferred to the customer in an amount equal to the consideration that we expect to receive in exchange for those goods and services.

Revenues from sales of concentrates and metals are recognized at the point in the time when control of the asset is transferred to the customer. Revenues related to services, such as energy generation and transmission, industrial services, and other services, are recognized over time.

See Note 2.4(q) to the Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2018 and 2017

Net sales of goods. Net sales of goods decreased by 8%, mainly due to a decrease in both volume of metal sold and average realized prices, as set forth in the chart below:

Sales of goods	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)
Gold (a)	511,434	411,926	(99,508)	(19)%
Silver (b)	409,775	369,167	(40,608)	(10)%
Lead (c)	94,955	89,059	(5,896)	(6)%
Zinc (d)	188,023	174,048	(13,975)	(7)%
Copper	268,527	274,761	6,234	2%
Manganese sulfate	6,317	6,655	338	5%
Indium	66	-	(66)	(100)%
	1,479,097	1,325,616	(153,481)	(10)%
Commercial deductions (e)	(253,939)	(195,865)	58,074	(23)%
Adjustments to prior period liquidations	919	857	(62)	(7)%
Fair value of accounts receivable	8,786	(6,215)	(15,001)	N.A. %
Hedge operations	(10,921)	(1,398)	9,523	(87)%
Total sales of goods	1,223,942	1,122,995	(100,947)	(8)%

(a)	Gold Sales. The decrease in gold sales is mainly due to decreases in the volume of gold sales, which was primarily due to decreases in the volume sold. The Orcopampa and the La Zanja mining units, partially offset by an increase in the volume sold in the the Tambomayo mining unit.

(b)	Silver sales. The decrease in silver sales is mainly due to decreases in both the volume of silver sold and average realized prices. The decrease in volume sold is due to decreases in the volume sold in the Uchucchacua, Mallay, Julcani and Orcopampa mining units, partially offset by an increase in the volume sold in the Tambomayo mining unit.

(c)	Lead sales. The decrease in lead sales is mainly due to decreases in average realized sale prices of lead sold.

(d)	Zinc sales. The decrease in zinc sales is primarily due to decreases in average realized sale prices of zinc sold.

(e)	Commercial deductions. Net sales of goods figures are obtained by deducting the refinery charges and penalties incurred. A total of US$195.9 million of refinery charges and penalties were incurred in 2018, compared to US$253.9 million incurred in 2017.

The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2017 and 2018, as well as the variation in such average realized prices and volumes recorded for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Average Realized Price	Year ended December 31,
	2017	2018	Variation
Gold (US$/oz.)	1,267.56	1,267.99	-%
Silver (US$/oz.)	16.54	15.09	(9)%
Lead (US$/t)	2,372.00	2,140.81	(10)%
Zinc (US$/t)	3,046.19	2,686.24	(12)%
Copper (US$/t)	6,280.47	6,277.40	-%

Volume Sold	Year ended December 31,
	2017	2018	Variation
Gold (oz.)	403,480	324,864	(19)%
Silver (oz.)	24,773,278	24,464,648	(1)%
Lead (t)	40,032	41,600	4%
Zinc (t)	61,724	64,792	5%
Copper (t)	42,756	43,770	2%

Net sales of services. Sales of services decreased by 19%, as set forth in the chart below:

Sales by services	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)
Energy generation and transmission	60,639	62,962	2,323	4%
Insurance Brokerage	14,377	14,986	609	4%
Holding of investments in shares	615	615	-	-
Construction and engineering (a)	10,603	-	(10,603)	(100)%
Industrial Activities	19,658	19,908	250	1%
Adjustments and eliminations intercompany	(76,195)	(74,470)	1,725	2%
Total sales of services	29,697	24,001	(5,696)	(19)%

(a)	The construction and engineering segment decrease was a result of our sale of our subsidiary, Buenaventura Ingenieros S.A., during 2018.

Royalty income. In 2018, royalty income received by our subsidiary Chaupiloma amounted to US$20.4 million, representing less than a 1% decrease from the US$20.7 million in royalty income received in 2017. This decrease was due to a decrease in sales at Yanacocha. We hold a 60% interest in Chaupiloma, to which Yanacocha pays a royalty that corresponds to 3% of its net sales.

Total operating costs. Total operating costs in 2018 were in line with those of 2017 as indicated in the following table:

Operating Costs	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)

Cost of sales of goods, excluding depreciation and amortization	627,433	625,484	(1,949)	-
Cost of services, excluding depreciation and amortization (a)	12,954	4,318	(8,636)	(67)%
Exploration in operating units	94,928	90,343	(4,585)	(5)%
Depreciation and amortization (b)	213,722	241,286	27,564	13%
Mining royalties (c)	31,217	21,526	(9,691)	(31)%
Total operating costs	980,254	982,957	2,703	-

(a)	Cost of services, excluding depreciation and amortization. The decrease in cost of services was mainly due to the sale of our subsidiary, Buenaventura Ingenieros S.A., during 2018. During 2017, this subsidiary had a cost of sale of US$9.4 million.

(b)	Depreciation and amortization. The increase in the cost of depreciation and amortization was mainly due an increase of US$34.2 million corresponding to depreciation and amortization costs of our Tambomayo mining unit (which started operations in the third quarter of 2017).

(c)	Mining royalties. The decrease in mining royalties is due to a decrease in the cost of royalties paid to the Peruvian State, which in turn has a direct relationship with the decrease in our net sales.

Total operating expenses. Operating expenses decreased by 31% due to changes in the following components:

Operating Expenses (Income)	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)
Administrative expenses	83,597	78,760	(4,837)	(6)%
Exploration in non-operating areas (a)	18,262	36,307	18,045	99%
Selling expenses	24,088	27,522	3,434	14%
Impairment loss (reversal) of long-lived assets (b)	21,620	(5,693)	n.a.	n.a.
Provision (reversal) for contingences and others (c)	13,879	(11,239)	n.a.	n.a.
Write-off of asset stripping activities (d)	13,573	-	(13,573)	(100)%
Other, net (e)	13,589	5,012	(8,577)	(63)%
Total operating expenses	188,608	130,669	(57,939)	(31)%

(a)	Exploration in non-operating areas. The increase in exploration in non-operating areas is mainly due to an increase in expenditures in exploration activities, mainly in the Yumpag project in an amount of US$18.0 million and the Marcapunta Norte project in an amount of US$6.7 million

(b)	Impairment reversal / loss of long-lived assets. During 2018, an impairment reversal related to our La Zanja mining unit of US$5.7 million was recorded, as a result of the analysis of the recovery amount. In 2017, La Zanja recorded an impairment loss related to its mining property of US$21.6 million, as result of the depletion of its reserves.

(c)	Provision for contingences and others. During 2018, a reversal of contingences was recorded, mainly caused by the reversal in provisions for obligations with the communities as a result of negotiations with our operating units in an amount of US$10.2 million. These provisions were previously recorded in 2017.

(d)	Write-off of asset stripping activities. During 2018, no write-off of asset stripping activities was recorded. During 2017, El Brocal decided not to mine the western wall of the Tajo Norte, due to stability and operational design issues. According to the distribution of reserves, this area (Phase 10) contained 5.5 MT of ore and 9.2 MT of waste valued at US$13.5 million, which were written-off and withdrawn from the reserves.

(e)	Other net. Other net operating expenses decreased from US$13.6 million in 2017 to US$5.0 million in 2018, primarily due to the net effect of higher expenses such as (i) higher provision of impairment of value of inventory in US$7.0 million, (ii) US$6.1 million loss related to write-off of assets in the Tambomayo, Orcopampa, Mallay and Uchucchacua mining units, (iii) a US$4.1 million loss related to the sale of our subsidiary, Buenaventura Ingenieros S.A., and (iv) US$1.3 million loss from allowance for expected credit losses, which were offset by a net gain by El Brocal in an amount of US$33.7 million due to the receipt of recovery income from an insurance claim. Total compensations for lost profits and consequential damages amounted to US$38.8 million, which were partially offset by costs associated with mitigation, repair and cost overruns of US$5.1 million.

Other income (expense), net. Other expense, net increased by 141% due to changes in the following components:

Other income (expense), net	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)
Shares in the results of associates (a)	13,207	(1,144)	(14,351)	N.A. %
Finance costs (b)	(34,623)	(38,456)	(3,833)	11%
Finance income (c)	5,517	9,686	4,169	76%
Net gain (loss) from currency exchange difference (d)	2,928	(1,366)	(4,294)	N.A. %
Total operating expenses, net	(12,971)	(31,280)	(18,309)	141%

(a)	Shares in the results of associates. Shares in the results of associates decreased from a gain of US$13.2 million in 2017 to a loss of US$1.1 million in 2018, primarily due to decreases in the results of our associates Cerro Verde and Coimolache in an amount of 66% and 48%, respectively, which were partially offset by a 96% increase in Yanacocha’s results.

See “Item 5. Operating and Financial Review and Prospects—Yanacocha” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde” for more information.

The decrease in our share of results in Coimolache was due to the decrease in the net income of Coimolache of US$25.2 million, mainly as a result of an increase in the depreciation and amortization costs (as a result of the decrease in the life of the mine) of US$14.0 million and higher costs relating to exploration in operating areas amounting to US$7.5 million.

(b)	Finance costs. Finance costs increased primarily due to the net effect of higher interest expenses of US$4.5 million, mainly related to a long-term finance contract entered into by Buenaventura which generates higher expenses of US$7.4 million, which was partially offset by a decrease in the interest in loans in US$1.0 million.

(c)	Finance income. Finance income increased by 76%, from US$5.5 million in 2017 to US$9.7 million in 2018, due to a US$4.1 million increase in income derived from interest on time deposits.

(d)	Gain (loss) from currency exchange difference. The currency exchange difference decreased from a gain of US$2.9 million in 2017 to a loss of US$1.6 million in 2018 as a result of the variations in exchange rates.

Income tax. Provision for income tax increased by 33%, from US$18.0 million in 2017 to US$26.9 million in 2018, due to the net effect of

•	an increase of US$15.8 million in the deferred income tax expense, mainly explained by a US$14.1 million increase in the deferred expense of La Zanja (mainly due to the lower deferred asset related to the impairment of long-term assets and provision of closure mining units), and

•	a decrease of US$6.9 million in the current income tax expense, primarily due to the lower income tax in La Zanja of US$6.0 million as a result of the decrease in taxable income.

Non-controlling interest income (loss). Non-controlling interest income decreased from a gain of US$3.6 million in 2017 to US$1.8 million in 2018, primarily due to the effect of a decrease in profits derived from El Brocal in US$1.4 million. See Note 18(a) to the Consolidated Financial Statements.

Net income (loss). As a result of the foregoing, net results decreased from an income of US$64.4 million in 2017 to a loss of US$11.7 million in 2018. Net profit was 5% of revenues in 2017 and net loss was 1% of revenues in 2018.

Results of Operations for the Years Ended December 31, 2018 and 2017 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2017 and 2018 in more detail in Note 31 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our principal mining segments during the years ended December 31, 2018 and 2017, as well as the variation in such volumes sold for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Mining Segment	Volume Sold for the year ended December 31, 2018
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	11	2,368,497	915	-	17
Mallay	40	458,671	1,632	3,368	-
Orcopampa	116,719	335,761	-	-	42
Uchucchacua	216	14,443,456	17,071	16,811	-
Tambomayo	119,211	3,570,382	3,268	7,143	-
La Zanja	74,370	228,894	-	-	-
Colquijirca	14,297	3,058,987	18,713	37,470	43,710

Mining Segment	Volume Sold for the year ended December 31, 2017
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	21	2,466,846	1,916	-	32
Mallay	346	993,040	3,804	5,926	-
Orcopampa	195,278	574,591	-	-	91
Uchucchacua	201	15,583,553	13,127	10,281	-
Tambomayo	63,130	1,621,611	1,769	2,398	-
La Zanja	128,622	279,737	-	-	-
Colquijirca	15,882	3,253,900	19,416	43,119	42,633

Mining Segment	2018 vs 2017 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	(48)%	(4)%	(52)%	-%	(47)%
Mallay	(89)%	(54)%	(57)%	(43)%	-%
Orcopampa	(40)%	(42)%	-%	-%	(54)%
Uchucchacua	7%	(7)%	30%	64%	-%
Tambomayo	89%	120%	85%	198%	-%
La Zanja	(42)%	(18)%	-%	-%	-%
Colquijirca	(10)%	(6)%	(4)%	(13)%	3%

The change in sales of goods for the year ended December 31, 2018 as compared to the year ended December 31, 2017 is mainly explained by the changes in volume sold, as presented in the following chart:

Sales of goods – Mining Segments	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)
Julcani (a)	42,785	34,104	(8,681)	(20)%
Mallay (b)	36,736	16,666	(20,070)	(55)%
Orcopampa (c)	256,960	153,003	(103,957)	(40)%
Ucchuchacua (d)	272,334	257,282	(15,052)	(6)%
Tambomayo (e)	118,966	225,281	106,315	89%
La Zanja (f)	165,319	96,611	(68,708)	(42)%
Colquijirca	322,653	333,560	10,907	3%

(a)	Julcani. Net sales of goods decreased by US$8.7 million in 2018 as compared to 2017 due to a 9% decrease in the average realized price and a 4% decrease in the amount of silver sold at that unit.

(b)	Mallay. Net sales of goods decreased by US$20.1 million in 2018 as compared to 2017 due to a 7% decrease in the average realized price and a 54% decrease in the amount of silver sold at that unit.

(c)	Orcopampa. Net sales of goods decreased by US$104.0 million in 2018 as compared to 2017 due to a 7% decrease in the average realized silver price and a 42% and 40% decrease in the amount of silver and gold sold at that unit, mainly explained by our strategy to prioritize Orcopampa’s program to reduce bottle-necking over ore extraction.

(d)	Uchucchacua. Net sales of goods decreased by US$15.0 million in 2018 as compared to 2017 due to an 8% decrease in the average realized price and a 7% decrease in the amount of silver sold at that unit.

(e)	Tambomayo. Net sales of goods increased by US$106.3 million in 2018 as compared to 2017 due to an 89% and 120% increase in the amount of gold and silver sold at that unit.

(f)	La Zanja. Net sales of goods decreased by US$68.7 million in 2018 as compared to 2017 due to a 42% decrease in the amount of gold sold.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2018 as compared to the year ended December 31, 2017 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)
Julcani	5,346	2,983	(2,363)	(44)%
Mallay	4,474	5,948	1,474	33%
Orcopampa	20,013	19,382	(631)	(3)%
Ucchuchacua (a)	37,066	49,840	12,774	34%
Tambomayo (b)	14,917	25,204	10,287	69%
La Zanja (c)	30,525	4,254	(26,271)	(86)%
Colquijirca (d)	42,446	452	(41,994)	(99)%

(a)	Uchucchacua. The increase in total operating expenses was mainly due to the net effect of (i) higher exploration expenses of US$18.0 million related to the Yumpag project, and (ii) higher administrative expenses of US$4.6 million, which were partially offset by a reversal in the provisions for contingencies of US$13.8 million mainly related to negotiations made by the Company with communities.

(b)	Tambomayo. The increase in total operating expenses was mainly due to the net effect of (i) higher administrative expenses in US$8.7 million, and (ii) higher other expenses in US$5.4 million mainly due to the write-off of assets in US$2.3 million; which were partially offset by lower exploration in non-operating areas in US$3.2 million as a result of the start-up of production.

(c)	La Zanja. The decrease in total operating expenses was mainly due to the reversal in the impairment provision during 2018 of US$5.7 million, compared with an increase in the provision during 2017 of US$21.6 million.

(d)	Colquijirca. The decrease in total operating expenses was mainly due to the recovery income of from the insurance claim by El Brocal. During 2018, El Brocal recorded a recovery income from an insurance claim in connection with an incident that occurred in May 2017. Total compensation, lost profits and consequential damages amounted to US$38.8 million. As a result of the associated cost for mitigation, repair and cost overruns of US$5.1 million, El Brocal recorded a net gain of US$33.7 million.

Total operating expenses - Other Segments

Operating expenses (income) – Other Segments	Year ended December 31,
	2017	2018	Variation	Variation
Insurance brokerage segment	12,292	11,900	(392)	(3)%
Exploration and development mining projects (a)	9,126	(242)	(9,368)	(103)%
Corporate	6,410	4,060	(2,350)	(37)%
Energy generation and transmission segment	3,469	4,639	1,170	34%
Construction and engineering segment	2,377	-	(2,377)	(100)%
Industrial activities	1,762	2,355	593	34%
Holding of investment in shares	413	(2,261)	(2,674)	(647)%
Rental of mining concessions	91	220	129	142%

(a)	During 2018, the exploration and development mining projects segment recorded a decrease in its operating expenses. During 2018, a gain of US$0.2 million was recorded compared with a loss of US$9.1 million in 2017, as a result of the reversal in the contingent provisions for US$6.1 million in 2018 due to negotiations made by Molle Verde with local communities. During 2017, a loss of US$4.6 million was recorded.

Results of Operations for the Years Ended December 31, 2017 and 2016

Net sales of goods. Net sales of goods increased by 21%, mainly due to the increase in sales of metal, as set forth in the chart below:

Sales by metal	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Gold (a)	440,603	511,434	70,831	16%
Silver (b)	385,989	409,775	23,786	6%
Lead (c)	58,690	94,955	36,265	62%
Zinc (d)	142,425	188,023	45,598	32%
Copper (e)	224,649	268,527	43,878	20%
Manganese sulfate	5,982	6,317	335	6%
Indium	-	66	66	-
	1,258,338	1,479,097	220,759	18%
Commercial deductions (f)	(244,414)	(253,939)	(9,525)	(4)%
Adjustments to prior period liquidations	4,611	919	(3,692)	(80)%
Embedded derivatives from sale of concentrate	880	8,786	7,906	898%
Hedge operations	(3,745)	(10,921)	(7,176)	(192)%
Total sales by metal	1,015,670	1,223,942	208,272	21%

(a)	Gold sales. The increase in gold sales is mainly due to increases in average realized sales prices for gold and the volume of gold sales. The increase in volume sold is due to the net effect of new production at our Tambomayo mining unit and an increase in gold production at the Orcopampa mining unit, partially offset by a decrease in gold production at the La Zanja mining unit.

(b)	Silver sales. The increase in silver sales is mainly due to the effect of an increase in the volume of silver sales. The increase in volume sold is due to the net effect of an increase in silver production at our Uchucchacua and Colquijirca mining units and new production at our Tambomayo mining unit, partially offset by a decrease at our Mallay and Julcani mining units.

(c)	Lead sales. The increase in lead sales is mainly due to the effect of increases in the volume of lead sales and average realized sales prices for lead. The increase in volume sold is due to an increase in lead production at our Colqujirca and Uchucchacua mining units.

(d)	Zinc sales. The increase in zinc sales is primarily due to the net effect of an increase in average realized sales prices for zinc and a decrease in the volume of zinc sales, mainly due to increased zinc production at our Uchucchacua and Tambomayo mining units, partially offset by a decrease in production at our Colquijirca mining unit.

(e)	Copper sales. The increase in copper sales is primarily due to an increase in average realized sales prices for copper, partially offset by a decrease in the volume of copper sales, mainly due to decreased copper production at our Colquijirca mining unit.

(f)	Commercial deductions. Net sales of goods figures are obtained by deducting the refinery charges and penalties incurred. A total of US$253.9 million of refinery charges and penalties were incurred in 2017, compared to US$244.4 million incurred in 2016.

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

Total operating costs. Total operating costs increased by 19% due to changes in the following components:

Operating Costs	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Cost of sales of goods, excluding depreciation and amortization (a)	497,812	627,433	129,621	26%
Cost of services, excluding depreciation and amortization (b)	10,754	12,954	2,200	20%
Exploration in operating units	96,149	94,928	(1,221)	(1)%
Depreciation and amortization (c)	192,647	213,722	21,075	11%
Mining royalties (d)	27,611	31,217	3,606	13%
Total operating costs	824,973	980,254	155,281	19%

(a)	Cost of sales of goods, excluding depreciation and amortization. The increase in the cost of sales is primarily due to (i) an increase of US$53.5 million in the cost of sales at our Tambomayo mining unit, which started operations in August 2017 and (ii) an increase in the cost of sales at our Uchucchacua and Orcopampa mining units (increases of US$24.7 million and US$18.2 million, respectively) as a consequence of an 8% increase in ore milled.

(b)	Cost of services, excluding depreciation and amortization. The increase in cost of services was mainly due to increases in industrial activities and the energy generation and transmission segments as a result of higher sales during 2017. The energy generation and transmission segment had an increase in personnel expenses and maintenance costs and an increase in contractor services used in the engineering services segment.

(c)	Depreciation and amortization. The increase in the cost of depreciation and amortization was mainly due to the net effect of an increase of US$42.8 million in the cost of sales at our Tambomayo mining unit, which started operations in August 2017, partially offset by a decrease of US$19.2 million in costs at our La Zanja mining unit as a result of an increase in the life of the mine.

(d)	Mining royalties. The increase in mining royalties is due to an increase in the cost of royalties paid to the Peruvian State, which has a direct relationship with the increase in net sales at our Tambomayo, Orcopampa and Uchucchacua mining units.

Total operating expenses. Operating expenses increased by 69% due to changes in the following components:

Operating Expenses (Income)	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Administrative expenses	81,692	83,597	1,905	2%
Exploration in non-operating areas (a)	26,589	18,262	(8,327)	(31)%
Selling expenses (b)	21,733	24,088	2,355	10%
Impairment loss of long-lived assets (c)	-	21,620	21,620	100%
Provision for contingences and others (d)	565	13,879	13,314	2,356%
Write-off of asset stripping activities (e)	-	13,573	13,573	100%
Other, net (f)	(18,957)	13,589	32,546	N.A.
Total operating expenses	111,622	188,608	76,986	69%

(a)	Exploration in non-operating areas. The decrease in exploration in non-operating areas is mainly due to decreased expenditures in exploration activities, primarily in the Tambomayo project of US$4.3 million and San Gabriel project of US$6.5 million. During 2017, our main efforts were focused on the start-up of the Tambomayo mining unit.

(b)	Selling expenses. The increase in selling expenses is mainly due to the increase in volume sold in the Tambomayo and Uchucchacua mining units.

(c)	Impairment loss of long-lived assets. During 2017, La Zanja recorded an impairment loss related to its mining property of US$21.6 million. The principal factor in the impairment loss was the depletion of its reserves. During 2016, no impairment loss was recorded.

(d)	Provision for contingences and others. The increase is primarily due to an increase of US$14.6 million in provision for obligations with the communities, mainly due to the negotiations made by the Company in its operating units.

(e)	Write-off of asset stripping activities. In mid-2016, a landslide occurred in the west wall of the Tajo Norte. Consequently, we decided not to mine this area due to stability and operational design issues. According to the distribution of reserves, this area (Phase 10) contained 5.5 MT of ore and 9.2 MT of waste valued at US$13.5 million, which were written-off and withdrawn from the reserves.

(f)	Other net. Other net decreased from an income of US$18.9 million in 2016 to an expense of US$13.6 million in 2017, primarily due to extraordinary incomes recorded in 2016 that did not occur in 2017, including reversal of contingences in La Zanja, the sale of assets in the energy segment and reversal of provision for impairment of inventories and recovery of insurances. In addition, in 2017 the Company recorded expenses of US$3.0 million, which were mainly related to damage of equipment in El Brocal, not recognized by the insurance company, losses in sales in investments of US$1.6 million, administrative sanctions of US$1.2 million and provision for impairment of inventories of US$0.5 million, among others.

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

(b)	Finance costs. Finance costs increased by 9%, from US$31.6 million in 2016 to US$34.6 million in 2017, primarily due to the net effect of higher interest expenses related to a long-term finance contract entered into by Buenaventura in June 2016. During 2017, this contract generated a US$5.8 million increase in interest, partially offset by a decrease of US$2.4 million in the fair value of the contingent consideration liability due to the fair value resulting in finance income in 2017. See Note 26 to the Consolidated Financial Statements.

(c)	Finance income. Finance income decreased by 19%, from US$6.8 million in 2016 to US$5.5 million in 2017, due to the net effect of a decrease of US$2.5 million in the income from interest on loans to associates as a result of the advance payment of the long-term loan held with Sociedad Minera Cerro Verde S.A. in the second quarter of 2017, partially offset by an increase of US$1.8 million in the fair value of the contingent consideration liability due to higher projected revenues, which resulted in a lower provision in 2017 and therefore a finance income. See Note 26 to the Consolidated Financial Statements.

(d)	Gain (loss) from currency exchange difference. The currency exchange difference increased from US$2.6 million in 2016 to US$2.9 million in 2017 as a result of foreign exchange variations.

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

Sales of services – Other Segments

Sales of services - construction and engineering segment. Net sales for the construction and engineering segment decreased by US$1.2 million in 2017 as compared to 2016 due to a decrease in sales of Buenaventura Ingenieros S.A..

Sales of services - insurance brokerage segment. Net sales for the insurance brokerage segment increased by US$2.1 million in 2017 as compared to 2016 due to an increase in sales of agency commissions.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2017 as compared to the year ended December 31, 2016 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Julcani	5,983	5,346	(637)	(11)%
Mallay	4,580	4,474	(106)	(2)%
Orcopampa (a)	14,121	20,013	5,892	42%
Ucchuchacua (b)	15,632	37,066	21,434	137%
Tambomayo (c)	-	14,917	14,917	n.a
La Zanja (d)	3,300	30,525	27,225	825%
Colquijirca (e)	24,115	42,446	18,331	76%

(a)	Orcopampa. The increase in total operating expenses was mainly due to an increase in administrative expenses of US$4.5 million.

(b)	Uchucchacua. The increase in total operating expenses was mainly due to an increase of US$8.2 million in provision for contingencies, an increase of US$6.2 million in administrative expenses, an increase of US$2.7 million in explorations in non-operating areas and an increase of US$1.4 million in selling expenses.

(c)	Tambomayo. This mining unit started commercial operations in August 2017.

(d)	La Zanja. The increase in total operating expenses was mainly due to an impairment loss of long-lived assets of US$21.6 million. See Note 11(b) of the Consolidated Financial Statements.

(e)	Colquijirca. The increase in total operating expenses was mainly due to a write-off of asset stripping activities of US$13.6 million. See Note 11(e) of the Consolidated Financial Statements.

Total operating expenses - Other Segments

Operating expenses – Other Segments	Year ended December 31,
	2016	2017	Variation	Variation
Insurance brokerage segment	(12,245)	(12,292)	(47)	-
Exploration and development mining projects (a)	(12,554)	(9,126)	3,428	27%
Corporate	(7,158)	(6,410)	748	10%
Energy generation and transmission segment (b)	6,953	(3,469)	(10,422)	n. a.
Construction and engineering segment	(2,580)	(2,377)	203	8%
Industrial activities	(1,243)	(1,762)	(519)	(42)%
Holding of investment in shares	(243)	(413)	(170)	(70)%
Rental of mining concessions	(101)	(91)	10	10%

(a)	During 2017, the exploration and development mining projects segment recorded a decrease as a result of the net effect of a US$6.8 million decrease in the explorations in non-operating areas, partially offset by an increase of US$3.3 million in provision in contingences and others.

(b)	During 2017, the energy generation and transmission segment recorded a decrease due to US$17.0 million from sales of assets to third parties and intercompany sales recorded in 2016 compared to no sales recorded in 2017.

B.	Liquidity and Capital Resources

As of December 31, 2018 and 2017, we had cash and cash equivalents of US$369.2 million and of US$214.5 million, respectively.

Cash provided by operating activities for the years ended December 31, 2018 and 2017. Net cash and cash equivalents provided by operating activities increased by US$133.7 million, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)
Proceeds from sales	1,197,523	1,216,294	18,771	2%
Value-added tax recovered	102,548	106,656	4,108	4%
Dividends received (a)	9,823	46,792	36,969	376%
Proceeds from insurance claim (b)	-	38,793	38,793	100%
Royalty received	21,565	20,013	(1,552)	(7)%
Interest received	3,169	2,383	(786)	(25)%
Payments to suppliers and third parties	(872,467)	(861,282)	11,185	(1)%
Payments to employees (c)	(160,891)	(151,602)	9,289	(6)%
Income tax paid (d)	(38,121)	(30,898)	7,223	(19)%
Interest paid	(30,402)	(27,699)	2,703	(9)%
Payments of mining royalties (d)	(20,165)	(13,190)	6,975	(35)%
Net cash and cash equivalents provided by operating activities	212,582	346,260	133,678	63%

(a)	The increase in dividends received was mainly due to the US$39.2 million in dividends received from Cerro Verde during 2018, (during 2017, no dividend from Cerro Verde was received) partially offset by the lower dividend received from Coimolache from US$9.8 million in 2017 to US$7.6 million in 2018.

(b)	During 2018, El Brocal recorded a recovery income from an insurance claim that occurred in May 2017. Total compensation and lost profits and consequential damages is US$38.8 million. As a result of the associated cost for mitigation, repair and cost overruns of US$5.1 million, El Brocal recorded a net gain of US$33.7 million.

(c)	The decrease in payments to employees was mainly explained by the net effect of the new operations at the Tambomayo mining unit and the lower employees expenses in La Zanja mining unit.

(d)	The decrease in the income tax and royalties paid was in line with the decrease in the taxable income as a result of lower sales and net income.

Cash provided by operating activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents provided by operating activities decreased by US$178.8 million, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Proceeds from sales (a)	1,003,422	1,197,523	194,101	19%
Value-added tax recovered	117,661	102,548	(15,113)	(13)%
Royalty received	25,961	21,565	(4,396)	(17)%
Dividends received (b)	142,340	9,823	(132,517)	(93)%
Interest received	2,140	3,169	1,029	48%
Payments to suppliers and third parties (c)	(672,419)	(872,467)	(200,048)	30%
Payments to employees (d)	(138,113)	(160,891)	(22,778)	16%
Income tax paid	(35,401)	(38,121)	(2,720)	8%
Interest paid	(34,138)	(30,402)	3,736	(11)%
Payments of mining royalties	(20,052)	(20,165)	(113)	1%
Net cash and cash equivalents provided by operating activities	391,401	212,582	(178,819)	(46)%

(a)	The increase in proceeds from sales was mainly due to an increase in net sales of goods during 2017.

(b)	The decrease in dividends received was mainly due to the US$130.9 million in dividends received from Yanacocha during 2016. During 2017, no dividend from Yanacocha was received.

(c)	The increase in payments to suppliers and third parties was mainly explained by an increase in costs and expenses as a result of the new operation in Tambomayo, and an increase in production costs related to the Uchucchacua and Orcopampa mining units.

(d)	The increase in payments to employees was mainly explained by a US$13.0 million increase due to the new operations at the Tambomayo mining unit.

Cash used in investing activities for the years ended December 31, 2018 and 2017. Net cash and cash equivalents used in investing activities decreased by US$20.6 million primarily due to the changes shown in the chart below:

Investing activities cash flows	Year ended December 31,
	2017	2018	Variation	Variation %
	(US$ in thousands)
Proceeds from sale of mining concessions, development costs, property, plant and equipment	1,962	2,240	278	14%
Additions to mining concessions, development costs, property, plant and equipment (a)	(259,507)	(111,270)	148,237	(57)%
Proceeds from collection of loans to an associate (b)	124,800	-	(124,800)	(100)%
Payments for acquisition of other assets	(5,405)	(8,529)	(3,124)	58%
Net cash and cash equivalents used in investing activities	(138,150)	(117,559)	20,591	(15)%

(a)	The decrease in additions to mining concessions, development costs, property, plant and equipment was mainly due to the completion of the construction of Tambomayo mining unit in early 2017. During 2017 we invested US$131.1 million compared with US$18.8 million in 2018. See “Item 4: Information on the Company—Buenaventura—A. History and Development—Capital Expenditures.”

(b)	During 2017, we received an advance payment of the long-term loan owed to us by Sociedad Minera Cerro Verde S.A., representing payment in full, and, accordingly, no collections were made during 2018.

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

Cash provided by (used in) financing activities for the years ended December 31, 2018 and 2017. Net cash and cash equivalents provided by (used in) financing activities changed from a positive net amount of US$59.6 million in 2017 to a negative net amount of US$74.0 million in 2018, primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2017	2018	Variation	Variation
	(US$ in thousands)
Proceeds from financial obligations	80,000	-	(80,000)	(100)%
Proceeds from bank loans	341,215	95,000	(246,215)	(72)%
Payments of bank loans	(300,000)	(95,000)	205,000	(68)%
Payments of financial obligations	(32,599)	(45,222)	(12,623)	39%
Dividends paid to controlling shareholders	(22,099)	(22,860)	(761)	3%
Dividends paid to non-controlling shareholders	(6,036)	(5,560)	476	(8)%
Acquisition of non-controlling interest	(621)	-	621	(100)%
Increase of restricted bank accounts	(285)	(410)	(125)	44%
Net cash and cash equivalents provided by (used in) financing activities	59,575	(74,052)	(133,627)	N.A. %

Cash provided by financing activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents used in financing activities increased by US$84.0 million, primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2016	2017	Variation	Variation
	(US$ in thousands)
Proceeds from financial obligations	275,210	80,000	(195,210)	(71)%
Proceeds from bank loans	200,500	341,215	140,715	70%
Payments of bank loans	(442,957)	(300,000)	142,957	(32)%
Payments of financial obligations	(33,476)	(32,599)	877	(3)%
Dividends paid to controlling shareholders	(7,621)	(22,099)	(14,478)	190%
Dividends paid to non-controlling shareholders	(7,400)	(6,036)	1,364	(18)%
Acquisition of non-controlling interest	(5,459)	(621)	4,838	(89)%
Increase of restricted bank accounts	(2,087)	(285)	1,802	(86)%
Purchase of treasury shares	(1,210)	-	1,210	(100)%
Net cash and cash equivalents provided by (used in) financing activities	(24,500)	59,575	84,075	N.A. %

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. As of December 31, 2018 and 2017, the amount outstanding under such short-term loans was US$95.0 million and US$96.2 million, respectively. In 2018, we used the proceeds of such short-term loans for general working capital purposes.

Long-Term Debt

On December 2, 2009 Banco de Crédito del Perú executed a financial lease agreement with Huanza in the amount of US$119.0 million for the construction of a hydroelectric power station. The lease was executed in favor of Huanza as lessee. The term of the lease is six years from August 2014 and the interest rate is 2.75% as of December 31, 2018 (4.60% as of December 31, 2017). On June 30, 2014, Banco de Crédito del Perú extended this financial lease agreement with Huanza in the amount of US$103.4 million. The term of the lease is six years from August 2014 and the interest rate is 2.75% as of December 31, 2018 (4.70% as of December 31, 2017). As of December 31, 2018 and 2017, the amount outstanding under this lease was US$147.2 million and US$162.4 million, respectively.

In 2013, El Brocal entered into a financing arrangement with Banco de Crédito del Perú in an aggregate amount of US$180.0 million in the form of a series of sale and leaseback agreements relating to certain specified El Brocal assets, including equipment, machinery and production plants located in the Colquijirca mining unit. The first disbursement of US$116.5 million was received in November 2013, which was used to repay El Brocal’s medium term loan with Banco de Crédito del Perú during the fourth quarter of 2013. The second disbursement of US$63.5 million was received in January 2014. The renewable arrangement had a term of five years that commenced on the first lease payment date in March 2014. During the term of the arrangement, El Brocal has the right to repurchase the assets. On June 9, 2015, the board of directors of El Brocal approved the modification of the debt and new payment schedule of the leaseback contract in an aggregate amount of US$166.5 million. The new arrangement has a term of five years that commenced on the payment date in June 2015. During 2017, El Brocal restructured its financial obligations, which resulted in a reduction in the interest rates of its short and long-term loans. The quarterly lease payments have an embedded interest rate of 2.75% as of December 31, 2018. The agreements contain certain covenants, including several financial covenants such as a limitation on the payment of dividends by El Brocal. El Brocal’s obligations under the agreements are supported by trust contracts, which, among other things, relate to collection rights, sales contracts and cash flows granting Banco de Crédito del Perú the right to receive all cash flows before any funds are made available to El Brocal. The obligations of El Brocal under these agreements are not recourse to, or guaranteed by, Buenaventura or any of its other subsidiaries. The compliance with certain financial ratios under the agreements is monitored by El Brocal’s management. As of December 31, 2018 and 2017, the amount outstanding under this financing arrangement was US$93.5 million and US$118.1 million, respectively.

On October 23, 2017, El Brocal signed a mid-term loan agreement with the Banco de Credito del Peru for US$80.0 million, which accrues interest at an annual rate of 3.6% for a 5-year term. The objective of this financing was the payment of short-term financial obligations maintained with the Banco de Credito del Peru and for working capital. As part of the commitments agreed to, El Brocal must comply with certain financial indicators. Compliance with the financial ratios under the agreement is monitored by El Brocal’s management. As of December 31, 2018 and 2017, the amount outstanding was US$75.0 million and US$80.0 million, respectively.

On June 27, 2016, in order to repay short-term contracts held as of December 31, 2015, we entered into a long-term finance contract (the “Syndicated Term Loan”), in the amount of US$275 million among us, as borrower, Condesa, Inversiones Colquijirca S.A. and Conenhua as guarantors, Banco de Credito del Peru, as administrative agent, and the lenders party thereto. Obligations under the Syndicated Term Loan are guaranteed by Condesa and Conenhua, our wholly-owned subsidiaries, and Inversiones Colquijirca S.A., for which we own 100%. The term loan agreement governing the Syndicated Term Loan contains certain customary covenants, including certain financial maintenance covenants, and events of default. See Exhibit 2.1. On March 28, 2018 we entered into an amendment to the Syndicated Term Loan. As a result of the amendment, as of December 31, 2018, borrowings under the Syndicated Term Loan bear interest at a rate per annum equal to LIBOR plus 2.15%. Interest and installments of principal equal to 1/7th of the aggregate principal amount borrowed are payable every six months until maturity in April 2022 (on which date all amounts outstanding shall be payable).

Exploration Costs and Capital Expenditures

We have budgeted approximately US$80 to US$120 million for capital expenditures for 2019. These budgeted capital expenditures mainly include sustaining capital expenditures, and the development of the San Gabriel and Trapiche projects.

During 2018, we spent US$36.3 million on “exploration in non-operating areas” and US$90.3 million on “exploration in operating units.” Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Yumpag, Marcapunta Norte, and Emperatriz projects. Our “exploration in operating units” investments were mainly focused in the Orcopampa, Uchucchacua y Tambomayo units.

In 2019, we intend to invest approximately US$50 to US$70 million in exploration in operating units.

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

The Group applied IFRS 9 prospectively, with an initial application date of January 1, 2018. The Group has not restated the comparative information, which continues to be reported under IAS 39.

There were no adjustments to the financial statements arising from the adoption of IFRS 9.

Adoption of IFRS 9 has fundamentally changed the Group's accounting for impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss approach. Upon adoption of IFRS 9 no additional impairment was recognized.

The classification and measurement requirements of IFRS 9 did not have a significant impact to the Group. Upon the adoption of IFRS 9, the Group had the required or elected reclassifications as of January 1, 2018, as discussed in more detail in Note 2.3 to the Consolidated Financial Statements.

Hedge accounting –

The Group applied hedge accounting prospectively. At the date of initial application, all of the Group's existing hedging relationships were eligible to be treated as continuing hedging relationships. Upon adoption of the hedge accounting requirements of IFRS 9, the Group designates only the spot element of forward contracts as hedging instrument. The forward element is recognised in OCI and accumulated as a separate component of equity under “Other reserves of equity” caption. This change only applies prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

Under IFRS 9, gains and losses arising on cash flow hedges of forecast purchases of non-financial assets need to be incorporated into the initial carrying amounts of the non-financial assets. This change only applies prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration agreed with the customer. The Group adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application of January 1, 2018. Under this method, the Group elected to apply the standard only to contracts that are not completed as of January 1, 2018.

The Group concluded that there are no adjustments as a consequence of initially applying IFRS 15, therefore no effects were recognised at the date of initial application. Comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related Interpretations.

IFRS 16 Leases –

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets and short-term leases. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from current accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17. We are evaluating the impact of IFRS 16 to our consolidated financial statements and plan to adopt the new standard on the required effective date. We will elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4. We will therefore not apply the standard to contracts that were previously identified as containing a lease applying IAS 17 and IFRIC 4. Also, we will elect to use the exemptions proposed by the standard.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment -

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. We are evaluating the impact IFRIC 23 may have on our consolidated financial statements and plan to adopt the new standard on the required effective date.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture -

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. We will apply these amendments when they become effective.

Annual Improvements 2015-2017 Cycle (issued in December 2017) -

These improvements include:

IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments will apply on future business combinations.

IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments are currently not applicable to us, but may apply to future transactions.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application is permitted. Since our current practice is in line with these amendments, we do not expect any effect on our consolidated financial statements.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. Since our current practice is in line with these amendments, we do not expect any effect on our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2018:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Bank loans (principal and interest)	95.6	95.6	-	-	-
Mid and Long-Term Debt (*)	389.6	23.5	164.6	201.5	-
Capital lease obligations (**)	263.9	53.7	210.2	-	-
Other Long-Term Obligations	215.8	176.8	0.6	5.9	32.5
Total Contractual Cash Obligations	964.9	349.6	375.4	207.4	32.5

(*)	Long-Term Debt includes:

(i)	US$306.8 million (including US$271.4 million in principal and US$35.4 million interest payments), which relates to long-term debt of Buenaventura.

(ii)	US$82.8 million (including US$75.0 million in principal and US$7.8 million in interest payments), which relates to long-term debt of El Brocal.

(**)	Capital lease obligations include:

(i)	US$161.4 million (including US$147.2 million in principal and US$14.2 million in interest payments), which relates to a financial lease between Banco de Crédito del Perú and Conenhua, Huanza and us for construction of a hydroelectric power station.

(ii)	US$102.5 million (including US$94.5 million in principal and US$8.0 million in interest payments), which relates to a sale and leaseback arrangement between Banco de Crédito del Perú and El Brocal.

As of December 31, 2018, we had no other commercial commitments.

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

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2017 and 2018 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2017 and 2018 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2017	2018
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	640,387	629,802	]
Add:
Consolidated Exploration in operating units	94,928	90,343
Commercial Deductions*	253,923	195,865
Consolidated Selling Expenses	24,088	27,522
Consolidated Cost applicable to sales	1,013,326	943,532

*	2017 does not consider deductions of indium for US$16,180

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2017	2018
	(US$ in thousands)
Julcani, Gold	0	19
Julcani, Silver	26,413	23,608
Julcani, Lead	3,048	1,335
Julcani, Copper	126	86
Mallay, Gold	225	28
Mallay, Silver	8,204	3,968
Mallay, Lead	4,470	1,974
Mallay, Zinc	8,696	5,285
Orcopampa, Gold	105,848	88,942
Orcopampa, Silver	4,097	3,127
Orcopampa, Copper	255	0
Uchucchacua, Gold	139	5
Uchucchacua, Silver	103,014	99,500
Uchucchacua, Lead	12,942	16,554
Uchucchacua, Zinc	12,769	20,646
Tambomayo, Gold	34,907	58,475
Tambomayo, Silver	11,791	20,969
Tambomayo, Lead	2,046	2,597
Tambomayo, Zinc	3,419	7,050
La Zanja, Gold	99,304	65,128
La Zanja, Silver	2,922	2,499
El Brocal, Gold	7,129	7,770
El Brocal, Silver	19,185	19,388
El Brocal, Lead	15,563	17,106
El Brocal, Zinc	45,929	42,651
El Brocal, Copper	94,021	115,752
Non Mining Units	13,927	5,343
Consolidated Cost of sales, excluding depreciation and amortization	640,387	629,802

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2017	2018
	(US$ in thousands)
Julcani, Gold	0	6
Julcani, Silver	11,614	8,149
Julcani, Lead	1,340	461
Julcani, Copper	55	30
Mallay, Gold	58	2
Mallay, Silver	2,134	216
Mallay, Lead	1,163	107
Mallay, Zinc	2,262	288
Orcopampa, Gold	37,285	28,559
Orcopampa, Silver	1,443	1,004
Orcopampa, Copper	90	0
Uchucchacua, Gold	29	1
Uchucchacua, Silver	21,639	15,210
Uchucchacua, Lead	2,719	2,531
Uchucchacua, Zinc	2,682	3,156
Tambomayo, Gold	6,386	13,490
Tambomayo, Silver	2,157	4,838
Tambomayo, Lead	374	599
Tambomayo, Zinc	626	1,626
La Zanja, Gold	847	71
La Zanja, Silver	25	3
El Brocal, Gold	0	383
El Brocal, Silver	0	956
El Brocal, Lead	0	844
El Brocal, Zinc	0	2,104
El Brocal, Copper	0	5,709
Non Mining Units	0	0
Consolidated Exploration in operating units	94,928	90,343

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in operation expenses:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2017	2018
	(US$ in thousands)
Julcani, Gold	0	3
Julcani, Silver	3,676	3,390
Julcani, Lead	422	191
Julcani, Copper	19	12
Mallay, Gold	70	5
Mallay, Silver	2,441	888
Mallay, Lead	1,336	435
Mallay, Zinc	2,940	1,853
Orcopampa, Gold	918	778
Orcopampa, Silver	181	107
Orcopampa, Copper	46	(11)
Uchucchacua, Gold	41	0
Uchucchacua, Silver	35,851	29,986
Uchucchacua, Lead	4,350	3,092
Uchucchacua, Zinc	14,286	8,367
Tambomayo, Gold	110	644
Tambomayo, Silver	1,029	1,211
Tambomayo, Lead	419	590
Tambomayo, Zinc	797	2,164
La Zanja, Gold	258	319
La Zanja, Silver	5	21
El Brocal, Gold	9,280	7,369
El Brocal, Silver	14,362	9,125
El Brocal, Lead	8,592	2,446
El Brocal, Zinc	33,905	11,459
El Brocal, Copper	118,590	111,419
Non Mining Units	0	0
Consolidated Commercial Deductions in operating units	253,923	195,865

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2017	2018
	(US$ in thousands)
Julcani, Gold	-	0
Julcani, Silver	540	336
Julcani, Lead	62	19
Julcani, Copper	3	1
Mallay, Gold	11	1
Mallay, Silver	397	202
Mallay, Lead	216	101
Mallay, Zinc	421	270
Orcopampa, Gold	976	749
Orcopampa, Silver	38	26
Orcopampa, Copper	2	0
Uchucchacua, Gold	6	0
Uchucchacua, Silver	4,824	5,596
Uchucchacua, Lead	606	931
Uchucchacua, Zinc	598	1,161
Tambomayo, Gold	927	1,999
Tambomayo, Silver	313	717
Tambomayo, Lead	54	89
Tambomayo, Zinc	91	241
La Zanja, Gold	1,018	755
La Zanja, Silver	30	29
El Brocal, Gold	428	468
El Brocal, Silver	1,152	1,167
El Brocal, Lead	934	1,030
El Brocal, Zinc	2,757	2,568
El Brocal, Copper	5,644	6,969
Non Mining Units	2,039	2,097
Consolidated Selling expenses	24,088	27,522

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2017	2018	2017	2018	2017	2018	2017	2018
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	126	86	-	19	3,408	1,335	26,413	23,608
Add:
Exploration in units in operation	55	30	-	6	1,340	461	11,614	8,149
Commercial Deductions	19	12	-	3	422	191	3,676	3,390
Selling expenses	3	1	-	0	62	19	540	336
Cost applicable to sales	202	128	-	28	4,873	2,006	42,243	35,483
Divide:
Volume Sold	32	17	21	11	1,916	915	2,466,846	2,368,497
Cost applicable to sales per unit of mineral sold (US$)	6,318	7,392	-	2,507	2543	2,191	17.12	14.98

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Mallay mine:

	MALLAY
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2017	2018	2017	2018	2017	2018
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	4,470	1,974	8,204	3,968	8,696	5,285
Add:
Exploration in units in operation	1,163	107	2,134	216	2,262	288
Commercial Deductions	1,336	435	2,441	888	2,940	1,853
Selling expenses	216	101	397	202	421	270
Cost applicable to sales	7,185	2,617	13,176	5,275	14,318	7,695
Divide:
Volume Sold	5,926	1,633	993,040	458,671	5,926	3,369
Cost applicable to sales per unit of mineral sold (US$)	2,416	1,603	13.27	11.50	2,416	2,284

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2017	2018	2017	2018
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	105,848	88,942	4,097	3,127
Add:
Exploration in units in operation	37,285	28,559	1,443	1,004
Commercial Deductions	918	778	181	107
Selling expenses	976	749	38	26
Cost applicable to sales	145,027	119,028	5,759	4,264
Divide:
Volume Sold	195,278	116,719	574,591	335,761
Cost applicable to sales per unit of mineral sold (US$)	743	1,020	10.02	12.70

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2017	2018	2017	2018	2017	2018
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	12,942	16,554	103,014	99,500	12,769	20,646
Add:
Exploration in units in operation	2,719	2,531	21,639	15,210	2,682	3,156
Commercial Deductions	4,350	3,092	35,851	29,986	14,286	8,367
Selling expenses	606	931	4,824	5,596	598	1,161
Cost applicable to sales	20,617	23,108	165,329	150,293	30,336	33,330
Divide:
Volume Sold	13,127	17,071	15,583,553	14,443,456	10,281	16,811
Cost applicable to sales per unit of mineral sold (US$)	1,571	1,354	10.61	10.41	2,951	1,983

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2017	2018	2017	2018	2017	2018	2017	2018
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	34,907	58,475	11,791	20,969	2,046	2,597	3,419	7,050
Add:
Exploration in units in operation	6,386	13,490	2,157	4,838	374	599	626	1,626
Commercial Deductions	110	644	1,029	1,211	419	590	797	2,164
Selling expenses	927	1,999	313	717	54	89	91	241
Cost applicable to sales	42,330	74,608	15,290	27,734	2,893	3,875	4,932	11,080
Divide:
Volume Sold	63,130	119,211	1,621,611	3,570,382	1,769	3,268	2,398	7,143
Cost applicable to sales per unit of mineral sold (US$)	671	626	9.43	7.77	1,635	1,186	2,057	1,551

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2017	2018	2017	2018
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	99,304	65,128	2,922	2,499
Add:
Exploration in units in operation	847	71	25	3
Commercial Deductions	258	319	5	21
Selling expenses	1,018	755	30	29
Cost applicable to sales	101,427	66,274	2,982	2,552
Divide:
Volume Sold	128,623	74,370	279,737	228,894
Cost applicable to sales per unit of mineral sold (US$)	789	891	10.66	11.15

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	94,021	115,752	7,129	7,770	15,563	17,106	19,185	19,388	45,929	42,651
Add:
Exploration in units in operation	-	5,709	-	383	-	844	-	956	-	2,104
Commercial Deductions	118,590	111,419	9,280	7,369	8,592	2,446	14,362	9,125	33,905	11,459
Selling expenses	5,644	6,969	428	468	934	1,030	1,152	1,167	2,757	2,568
Cost applicable to sales	218,254	239,849	16,836	15,990	25,090	21,425	34,699	30,637	82,591	58,781
Divide:
Volume Sold	42,633	43,710	15,881	14,297	19,415	18,713	3,253,899	3,058,987	43,120	37,470
Cost applicable to sales per unit of mineral sold (US$)	5,119	5,487	1,060	1,118	1,292	1,145	10.66	10.02	1,915	1,569

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS
	TOTAL
	For the year ended December 31,
	2017	2018
	(US$ in thousands)
Cost of Sales, excluding depreciation and amortization	13,927	5,343
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	2,039	2,097
Total Cost applicable to sales	15,966	7,440

YANACOCHA

Introduction

The following discussion should be read in conjunction with the Yanacocha Consolidated Financial Statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 and the related Notes thereto included elsewhere in this Annual Report. The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS and in U.S. Dollars.

A.	Operating Results

Overview

Yanacocha, the largest gold producer in South America, was established in Peru in January 1992 and commenced production activities in 1993. Yanacocha’s operations are located in the Andes Mountains in Northern Peru, in the area of Cajamarca which is located approximately 600 kilometers north of Lima and north of the city of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35% owned by Newmont Second Capital Corporation, 43.65% owned by Buenaventura through our wholly-owned subsidiary Condesa and 5% owned by Summit Global Management II VB. Yanacocha is managed by Newmont International Services. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Management of Yanacocha—General Manager/Management Agreement.”

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2018	2017	2016
Gold sales (in thousands of US$)	658,653	670,905	791,766
Gold sold (oz.)	522,213	537,268	636,931
Average gold price received (US$/oz.)	1,261	1,249	1,243
Other operating expenses, net (in thousands of US$)	(76,155)	(63,514)	(71,496)
Loss for the year (in thousands of US$)	(81,517)	(175,454)	(1,043,752)

Gold sales. Gold sales decreased by 2%, or US$12 million, from 2017 to 2018, due to lower ounces sold. Gold ounces produced decreased 4% due primarily to lower leach pad production as a result of higher fines in the ore material.

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased by 20% or US$150 million from 2017 to 2018.

Other operating expenses, net. Other operating expenses, net increased by 20% or US$13 million from 2017 to 2018, primarily due to higher advanced project expenses.

Income tax benefit (expense). Yanacocha’s financial and operating results included an income and mining tax expense of US$29 million in 2018 compared to an expense of US$7 million in 2017. The difference was driven by higher income due to lower operating costs.

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

Results of Operations for the Years Ended December 31, 2018 and 2017

Sales

Gold sales. Gold sales decreased by 2%, or US$12 million, from 2017 to 2018, due to a decrease in volume sold. Gold ounces produced decreased 4% due primarily to lower leach pad production. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales

Costs applicable to sales for the year ending December 31, 2018 and 2017 comprised:

	2018	2017
	(US$ in thousands)
Beginning balance of finished goods and in-process	345,489	446,503
Beginning balance of provision for net realizable value	(62,540)	(84,374)
Consumption of supplies	215,863	240,881
Personnel expenses	82,645	99,702
Other services	43,672	66,408
Maintenance	22,585	24,033
Power	24,203	23,565
Depreciation and amortization	156,212	87,783
Workers’ profit participation	3,837	1,242
Reclamation expenses related to leach pad	16,284	124,124
Ending balance of provisions for net realizable value	89,127	62,540
Ending balance of finished goods and in-process	(341,213)	(345,489)
	596,164	746,918

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased by 20% or US$150 million from 2017 to 2018. Costs applicable to sales per ounce of gold decreased by 18% from US$1,390 per ounce in 2017 to US$1,141 per ounce in 2018.

Operating costs decreased by 15% from US$452 million in 2017 to US$385 million in 2018. Operating costs consist primarily of drilling, blasting, loading, hauling, leaching,milling and metal recovery costs.

Reclamation expenses related to leach pads of US$16 million are due to a non-cash charge to reclamation expenses for the year ended December 31, 2018 related to the areas of Yanacocha’s operations no longer in production. The increase to the reclamation obligation of US$44 million in 2018 is mainly due to new disturbance from the Quecher Main development project and changes in the labor cost estimation.

Workers’ profit participation increased by 209%, from US$1 million in 2017 to US$3.8 million in 2018. This increase was directly related to lower operating costs. Workers’ profit participation expense is calculated based on taxable net income, in accordance with Peruvian labor legislation.

The portion of leach pad inventory write-downs associated with costs applicable to sales increased from US$21.8 million to US$26.5 million due to lower short-term gold price (which amounted to $1,227 per ounce as opposed to a price of $1,275 per ounce used for purposes of calculating inventory).

Depreciation, depletion and amortization increased by 78% from US$88 million in 2017 to US$156 million in 2018. This increase was attributable principally to higher asset retirement costs due to an increase in the higher average repair orders for the year 2017.

Administrative expenses

Administrative expenses for the years ended December 31, 2018 and 2017 were composed of:

	2018	2017
	(US$ in thousands)
Management expenses	1,317	3,395
Other	1,466	1,365
	2,783	4,760

Other operating expenses, net

Other operating expenses, net for the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
	(US$ in thousands)
Exploration and advance project	62,643	51,694
Severance program	8,678	9,419
Tax fine	3,954	-
Write-off of fixed assets	-	1,368
Others, net	880	1,033
	76,155	63,514

Exploration and advanced project costs increased from US$52 million in 2017 to US$63 million in 2018. This increase was primarily due to higher advanced project costs relating to feasibility studies for tailing facilities and technical studies.

Impairment of long-lived assets

In December 2017 and 2018, Yanacocha performed a formal evaluation of its cash generating units and concluded that there were no impairment indicators at December 31, 2018 and 2017, respectively.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expense of US$29 million in 2018 compared to US$7 million in 2017. This increase was directly related to higher taxable income driven by lower operating costs.

Net loss

Net loss decreased by US$93.9 million, from net loss of US$175 million in 2017 to net loss of US$81.5 million in 2018, mainly explained by lower non-cash charge to reclamation expenses for the year ended December 31, 2018 of US$16.8 million, compared to US$109 million as December 31, 2017, related to the areas of Carachugo, Yanacocha, Maqui Maqui and Cerro Negro operations no longer in production.

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

Mine	2017	2016
	(ounces)
Cerro Yanacocha	147,415	176,263
Carachugo	61,747	124,886
Maqui Maqui	16,990	28,105
La Quinua	298,438	188,095
Cerro Negro	10,102	137,584
Total	534,692	654,934

Costs applicable to sales

Costs applicable to sales for the year ending December 31, 2017 and 2016 comprised:

	2017	2016
	(US$ in thousands)
Beginning balance of finished goods and in-process	446,503	544,325
Beginning balance of provision for net realizable value	(84,374)	(90,298)
Consumption of supplies	240,881	228,376
Personnel expenses	99,702	87,258
Other services	66,408	73,779
Maintenance	24,033	36,213
Power	23,565	27,270
Depreciation and amortization	87,783	140,712
Workers’ profit participation	1,242	12,394
Reclamation expenses related to leach pad	124,124	78,494
Ending balance of provisions for net realizable value	62,540	84,374
Ending balance of finished goods and in-process	(345,489)	(446,503)
	746,918	776,394

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

Administrative expenses

Administrative expenses for the years ended December 31, 2017 and 2016 were composed of:

	2017	2016
	(US$ in thousands)
Management expenses	3,395	7,191
Other	1,365	1,589
	4,760	8,780

Other operating expenses, net

Other operating expenses, net for the years ended December 31, 2017 and 2016 were as follows:

	2017	2016
	(US$ in thousands)
Exploration and advance project	51,694	49,580
Severance program	9,419	9,659
Write-off of fixed assets	1,368	14,036
Others, net	1,033	(1,779)
	63,514	71,496

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

B.	Liquidity and Capital Resources

As of December 31, 2018, Yanacocha had cash and cash equivalents of US$723 million, substantially all of which were held in U.S. Dollars, as compared to US$675 million as of December 31, 2017.

Cash provided by operating activities

Yanacocha generated net cash flow from operations of US$161 million in 2018 and US$95 million in 2017. The net cash flow from operations in 2018 was 70% or US$66 million higher than in 2017. The increase was primarily driven by lower operating costs.

Yanacocha generated net cash flow from operations of US$95 million in 2017 and US$140 million in 2016. The net cash flow from operations in 2017 was 32% or US$45 million lower than in 2016. The decrease was primarily driven by lower gold sales due to lower gold production.

Cash used in investing activities

Net cash used in investing activities was US$161 million in 2018 compared to US$49 million in 2017. The increase in cash used in investing activities was mainly due to increased capital requirements of the Quecher Main project and the availability of cash resulting from the sale of 5% of Yanacocha’s shares to Sumitomo. Under the terms of this participation sale agreement, the cash paid by Sumitomo has been placed in escrow. This balance is included in the caption Restricted Cash in the statement of financial position. The restricted cash is not available to finance our day-to-day operations and, therefore, has been excluded from cash and cash equivalents for the purposes of the statement of cash flows. It has been disclosed as a non-current asset.

Net cash used in investing activities was US$49 million in 2017 compared to US$106 million in 2016. The decrease in cash used in investing activities was mainly due to the completion of the Northern Tailings project and a decrease in investments in major replacements for our assets, predominantly due to improvements in monitoring the condition of our equipment.

Cash used in financing activities

Net cash generated in financing activities was US$48 million in 2018, as compared to cash used was US$48 million in 2017. The increase was due to the sale of 63,922,565 shares to Summit Global Management II VB (a wholly-owned subsidiary of Sumitomo Corporation) for US$48 million in June 2018.

Net cash used in financing activities was US$48 million in 2017, as compared to US$300 million in 2016. The decrease was primarily driven by the fact that Yanacocha did not distribute dividends in 2017. In addition, on December 22, 2017, Yanacocha repurchased 63,922,565 shares owned by International Finance Corporation (“IFC”) for US$48 million, which represented 5% of the capital stock of Yanacocha.

C.	Capital Expenditures

In 2018, Yanacocha’s principal capital expenditures of US$117.6 million were mainly related to the Quecher Main project.

D.	Research and Development

Yanacocha is a mining exploration and production company and does not engage in research and development activities.

E.	Trend Information

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

G.	Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2018:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt intruments	42	-	-	42	-
Capital Lease Obligations	-	-	-	-	-
Reclamation and Remediation Liability	1,294	19	86	102	1,087
Open Purchase Orders receipt	-	-	-	-	-
Other Long-Term Obligations	18	-	18	-	-
Total Contractual Cash Obligations	1,354	19	104	144	1,087

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017, and 2018 and the related Notes thereto included elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

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

Cerro Verde’s operation consists of an open-pit copper mine, with a processing capacity of 548,500 metric tons-per-day that includes (i) concentrator facilities with a 409,500 metric ton-per-day capacity (361,500 metric tons-per-day prior to the expansion approved by the MEM during 2018), (ii) solution extraction and electrowinning (SX/EW) leaching facilities with leach copper production derived from a 39,000 metric ton-per-day crushed leach facility and (iii) a run-of-mine (ROM) leach system with a capacity of 100,000 metric tons-per-day. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year.

Cerro Verde has sufficient equipment to move an average of 947,000 tons of material per day using a fleet of haul trucks. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde receives electrical power under long-term contracts with electric utility companies. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs, which Cerro Verde believes will be sufficient to support its currently planned operations.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2016, 2017 and 2018:

	As of and for the year ended December 31,
	2016	2017	2018
Income statement data (1)
Sales of goods (US$ in thousands)	2,384,154	3,202,931	3,054,026
Profit for the year (US$ in thousands)	340,907	349,881	119,710

Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (tons in thousands)	43,000	45,000	44,000
Millable ore reserves (tons in thousands)	854,000	885,000	830,000
Probable:
Leachable ore reserves (tons in thousands)	78,000	61,000	89,000
Millable ore reserves (tons in thousands)	2,698,000	2,586,000	3,361,000
Average copper grade of leachable ore reserves (%)	0.32	0.29	0.25
Average copper grade of millable ore reserves (%)	0.37	0.37	0.36

Production (3)
Cathodes (in thousands of recoverable pounds)	107,960	82,180	87,583
Concentrates (in thousands of recoverable pounds)	999,850	980,030	961,846
Average realized price of copper sold (US$ per ton payable)	4,759	6,637	6,422

(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

(2)	Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data”. Cerro Verde used US$2.5 per pound of copper to determine copper as of December 31, 2018. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.

(3)	Derived from “Item 3. Key Information – A. Selected Financial Data”.

Cerro Verde Mining Royalties

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. As described in Note 13(d) to the Cerro Verde Financial Statements, prior to January 1, 2014, Cerro Verde determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Cerro Verde began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year stability agreement, which became effective January 1, 2014. See Note 13(d) to the Cerro Verde Financial Statements for a summary of amounts recognized by the Cerro Verde for special mining tax and mining royalties for the years ended December 31, 2018 and 2017.

SUNAT assessed mining royalties on materials processed by the Cerro Verde concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. Cerro Verde contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as Cerro Verde began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

Since 2014, based on the Tax Tribunal’s decisions for the period December 2006 to December 2008, Cerro Verde is paying the disputed assessments under an installment program equivalent to 66 equal monthly payments. As of December 31, 2018, Cerro Verde has made payments totaling S/596.8 million (US$187.7 million based on the date of payment exchange rate and US$176.6 million based on the December 31, 2018, exchange rate).

With respect to the judiciary appeal related to disputed royalty assessments for the year 2006-2007, on August 9, 2017, Cerro Verde filed a cassation appeal before the Supreme Court against the resolution issued by the Seventh Contentious Administrative Court, which was admitted in December 2017. The oral hearing before the Supreme Court took place on November 20, 2018 and their decision is pending.

In September 2018, the Peruvian Tax Tribunal confirmed SUNAT’s resolution that ordered the payment of royalties and denied the Cerro Verde’s request to waive penalties and interest for the period January 2009 through September 2011. In December 2018, Cerro Verde elected not to appeal the Tax Tribunal’s decision to the Peruvian Judiciary and is assessing alternative mechanisms to defend its rights.

In October 2018, SUNAT served Cerro Verde demands for payments totaling S/928.9 million (approximately US$274.9 million based on the December 31, 2018, exchange rate, including interest and penalties of US$165.7 million) based on the Tax Tribunal’s decisions for the period January 2009 to September 2011. Cerro Verde requested, and was granted two installment payment programs, including a six-month deferral and 66 equal monthly payments for each one, for the period January 2009 through September 2011. Total debt as of December 31, 2018 is S/947.2 million (approximately US$280.3 million based on the December 31, 2018, exchange rate, including deferral interest. interest and penalties of US$171.1 million). Payments for these installment programs will start in the second quarter of 2019.

On January 18, 2018, Cerro Verde received assessments from SUNAT related to mining royalties for the fourth quarter of 2011. On February 15, 2018, Cerro Verde appealed these assessments and SUNAT denied it. On November 21, 2018, Cerro Verde appealed SUNAT’s resolution to the Tax Court. As of December 31, 2018, the amount of the assessments from SUNAT, including interest and penalties, for the fourth quarter of 2011 is S/53.7 million (approximately US$15.9 million based on the December 31, 2018, exchange rate, including interest and penalties of US$8.7 million). Also on January 18, 2018, Cerro Verde received assessments from SUNAT related to special mining tax from the fourth quarter of 2011 to the fourth quarter of 2012. On February 15, 2018, Cerro Verde appealed these assessments and SUNAT denied it. On November 21, 2018, Cerro Verde appealed the SUNAT’s resolution to the Tax Court. As of December 31, 2018, the amount of the assessments from SUNAT, including interest and penalties, is S/234.0 million (approximately US$69.3 million based on the December 31, 2018, exchange rate, including interest and penalties of US$33.3 million).

On April 18, 2018, Cerro Verde received assessments from SUNAT related to mining royalties for the year 2012. On May 17, 2018, Cerro Verde appealed these assessments. On January 23, 2019, Cerro Verde received a resolution issued by SUNAT denying the appeal of assessments for year 2012. As of December 31, 2018, the amount of the assessments from SUNAT, including interest and penalties, for the year 2012 is S/240.9 million (approximately US$71.3 million based on the December 31, 2018, exchange rate, including interest and penalties of US$37.4 million).

On October 10, 2018, Cerro Verde received assessments from SUNAT related to mining royalties and special mining tax for the year 2013. On November 7, 2018, Cerro Verde appealed these assessments. As of December 31, 2018, the amount of these assessments, including interests and penalties, is S/303.8 million (approximately US$89.9 million based on the December 31, 2018, exchange rate including interest and penalties of US$41.4 million).

For the year ended December 31, 2018, Cerro Verde recorded charges related to penalties and interests associated with disputed royalty assessments for the period from January 2009 through December 2013 totaling US$408.9 million in the statements of comprehensive income. For the year ended December 31, 2017, Cerro Verde recorded net charges totaling US$393 million in the statements of comprehensive income, associated with disputed mining royalties assessments for the period from December 2006 through December 2013.

In December 2017, as a result of the unfavorable Supreme Court decision on the 2008 royalty matter, Cerro Verde requested the return of the amounts that would have been paid in excess for the Special Mining Burden (GEM) (October 2012 to December 2013), FONAVI (National Housing Fund) (December 2012 to December 2013) and customs duties (2013). In December 2018, SUNAT refunded the payments in excess for GEM for the periods requested of S/254.7 million (US$76.1 million based on the date of collection and including interest of US$18.6 million).

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

Results of Operations for the Years Ended December 31, 2018 and 2017

Net sales. Net sales, including mark-to-market adjustments for pounds of copper pending settlement, decreased by 5%, from US$3,202.9 million in 2017 to US$3,054.0 million in 2018, principally due to a decrease in the average realized copper price. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018	Variation
Average price
Copper (US$ per ton)	6,637	6,422	(3)%

Volume sold
Copper (in tons)	482,587	475,574	(1)%

Average realized copper prices per ton decreased from US$6,637 in 2017 to US$6,422 in 2018. The volume of copper sold decreased from 482,587 tons in 2017 to 475,574 tons in 2018. The combined effect of these changes resulted in a US$148.9 million decrease in income from sales of copper in 2018 compared to 2017.

Total costs of sales of goods. Total costs of sales of goods increased from US$1,768.2 million in 2017 to US$2,011.0 million in 2018, due mainly to the net effect of the following:

(a)       Material and supplies consumption cost increased by 25%, from US$556.0 million in 2017 to US$693.3 million in 2018 due to the increase of haul trucks and shovels fleet.

(b)       Labor costs, including workers’ profit sharing, increased by 25%, from US$286.1 million in 2017 to US$357.7 million in 2018, mainly due to a Union Agreement bonus payment as part of the new collective labor agreement.

(c)       Energy costs increased by 11%, from US$229.3 million in 2017 to US$254.2 million in 2018 due to higher power unit price and kilowatts consumed.

(d)       Repair and maintenance services increased by 10%, from US$144.8 million in 2017 to US$159.5 million in 2018 mainly due to higher maintenance on trucks, shovels and drills as part of the failure prevention and maintenance program.

Total operating expenses. Operating expenses decreased by 49%, from US$400.5 million in 2017 to US$205.7 million in 2018 due mainly to the following:

(a)       Selling expenses decreased by 3%, from US$141.7 million in 2017 to US$137.0 million in 2018, mainly due to lower concentrate ocean freight rates.

(b)       Other expenses decreased by 73%, from US$258.8 million in 2017 to US$68.7 million in 2018, mainly due to lower expenses related to disputed mining royalties.

Income tax. Income tax expense, including current and deferred expense, decreased by 33%, from an expense of US$486.0 million in 2017 to an expense of US$325.2 million in 2018 primarily due to lower profit generated during 2018 as a consequence of the recognition of interest and penalties of disputed mining royalties for the January 2009 to December 2013 period.

Net income. As a result of the foregoing, net income decreased by 66%, from US$349.9 million in 2017 to US$119.7 million in 2018. As a percentage of net sales, net income was 4% in 2018, compared to 11% in 2017.

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

	Year ended December 31,
	2016	2017	Variation
Average price
Copper (US$ per ton)	4,759	6,637	39%

Volume sold
Copper (in tons)	501,000	482,587	(4)%

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

B.	Liquidity and Capital Resources

As of December 31, 2018, Cerro Verde had cash and cash equivalents of US$501.2 million, compared to US$600.0 million as of December 31, 2017.

Cash provided by operating activities for the years ended December 31, 2018 and 2017. Net cash and cash equivalents provided by operating activities were US$809 million in 2018, compared to net cash provided by operating activities of US$1,615 million in 2017. This change in net cash flow provided by operating activities in 2018 compared to 2017 was mainly attributable to the following factors:

•	an increase in payments to suppliers and other operational expenses from US$1,645 million in 2017 to US$1,912 million;

•	an increase in payments of income tax from US$282 million in 2017 to US$431 million in 2018 related to royalty matter; and

•	an decrease in proceeds from sales from US$3,198 million in 2017 to US$3,152 million in 2018.

Cash provided by operating activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents provided by operating activities were US$1,615 million in 2017, compared to net cash provided in operating activities of US$946 million in 2016. This change in net cash flow provided by operating activities in 2017 compared to 2016 was mainly attributable to the following factors:

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

Cash used in investing activities for the years ended December 31, 2018 and 2017. Net cash used in investing activities increased from US$306.4 million in 2017 to US$457.4 million in 2018, mainly due to higher payments related to the purchase of property, plant and equipment.

Cash used in investing activities for the years ended December 31, 2017 and 2016. Net cash used in investing activities decreased from US$478.8 million in 2016 to US$306.4 million in 2017, mainly due to lower payments related to the purchase of property, plant and equipment of US$270 million, and an increase in stripping asset activity of US$92 million in 2017.

Cash used in financing activities for the years ended December 31, 2018 and 2017. Net cash and cash equivalents used in financing activities was US$450 million in 2018, compared to net cash used in financing activities of US$738.3 million in 2017. The decrease in net cash in financing activities was primarily due to a decrease in the payments of loans (including a syndicated loan and loans with affiliates), which was partially set off by a US$200 million dividend payment.

Cash provided by (used in) financing activities for the years ended December 31, 2017 and 2016. Net cash and cash equivalents used in financing activities was US$738.3 million in 2017, compared to net cash used in financing activities of US$443.2 million in 2016. The increase in net cash in financing activities was primarily due to a decrease in proceeds from loans under all Cerro Verde credit facilities of US$117 million, and a net increase in the repayment of loans of US$166 million (including total payments to the partners).

Long-term Debt

As of December 31, 2018, Cerro Verde had total long-term debt of US$1,023 million in connection with amounts drawn under a a five year US$1,500 million unsecured credit facility.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2018:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-5 years	More than 5 years
Provision for Remediation and Mine Closure	132	1	7	125
Other Current and Long-Term Contractual Obligations	1,577	331	1,199	46
Total Contractual Cash Obligations	1,709	332	1,206	171

ITEM 6.	Directors, Senior Management and Employees

A.	Board of Directors and Senior Management

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

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides(1)	64	Chairman of the Board	1980	March 2020
Jose Miguel Morales (1)	73	Director	2012	March 2020
Felipe Ortiz-de-Zevallos	71	Director	2003	March 2020
Germán Suárez	78	Director	2005	March 2020
William Champion	65	Director	2016	March 2020
Diego de la Torre	56	Director	2017	March 2020
Nicole Bernex	69	Director	2018	March 2020

Executive Officers
Victor Gobitz	54	President and Chief Executive Officer	2017
Leandro Garcia	51	Vice President and Chief Financial Officer	2017
Raúl Benavides (1)	63	Vice President Business Development	1997
Alejandro Hermoza	57	Vice President Community Relations	2008
Juan Carlos Ortiz	48	Vice President Operations	2018
Gulnara la Rosa	54	General Counsel	2012

(1)	Roque Benavides is the brother of Raúl Benavides, and José Miguel Morales is the brother-in-law of Roque Benavides and Raúl Benavides.

Set forth below is biographical information concerning members of our management.

Roque Benavides, Chairman of the Board and member of the Nominating Committee. Mr. Benavides received his degree in Civil Engineering from the Pontifical Catholic University of Peru (PUCP) in 1977 and his Master of Business Administration from the Henley Business School at the University of Reading in the U.K. in 1980. He also completed the Management Development Program at the Harvard Business School in 1985 and the Advanced Management Programme at Oxford University in 1997. He is currently the Chairman of the Board and a member of the board of directors of some of the Company’s related entities. He is also a member of the board of directors of Banco de Crédito del Perú and UNACEM. He was previously President of the Peruvian Mining, Oil, and Energy Association (SNMPE) and is currently the President of the Peruvian Confederation of Private Business Institutions (CONFIEP).

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

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz-de-Zevallos has been a member of the Board of Directors since August 2003. He was the Rector of the Universidad del Pacífico from 2004 to 2006. He is the founder of Grupo APOYO and has been the president of the organization since 1977. He received his degree in Industrial Engineering from the National University of Engineering (UNI) (and obtained his MSc in Administration and Systems from the University of Rochester. He graduated from the OPM Program at Harvard Business School in 1996. He also served as Peruvian Ambassador to the United States from September 2006 to March 2009.

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

Leandro Garcia, Vice President and Chief Financial Officer. Mr. Garcia earned his bachelor’s degree in business administration and bachelor’s degree in accounting from Universidad del Pacífico and his Master of Business Administration from the University of Miami in Florida and completed the Management Development Program at Harvard Business School in 2017. He held the position of Treasury Head at Buenaventura from 1990 to 1997. He then worked as the finance manager at Sociedad Minera El Brocal until 2000, as general manager of Boticas BTL until 2005 and as general manager of Boticas Inkafarma until June 2011. Mr. Garcia rejoined Buenaventura as Controller General in July 2011. He has also served as a director of Química Suiza Retail, the business that manages the Mifarma pharmacy chain, since January 2016.

Juan Carlos Ortiz, Vice President of Operations. Mr. Ortiz earned his degree in mining engineering from the Pontificia Universidad Católica del Perú in 1992. He received his Master in Engineering from Pennsylvania State University, with a specialization in Mining Engineering Management. He served as Technical Central Manager of Volcan Compañia Minera, a polymetallic mining company and one of the largest producers of zinc, lead and silver in the world, where he was responsible for the departments of Engineering, Projects, Planning and Environmental Affairs. Mr. Ortiz has also served as Corporate Operations Manager at Compañia Minera Milpo (currently part of the Nexa Resources Group) and was in charge of the Cerro Lindo, Atacocha and El Porvenir operations. He has served as the Vice President of Operations of Buenaventura since May 2018.

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

During the year ended December 31, 2018, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$129 million, including director’s fees accrued in 2017 and paid in 2018. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 30(d) to the Consolidated Financial Statements for further information.

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

Compensation Committee

The compensation committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee for 2018 were Messrs. Ortiz-de-Zevallos, Suárez and de la Torre.

Nominating Committee

The Nominating Committee is responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders. The members of the Nominating Committee for 2018 were Messrs. Benavides, Morales and Ortiz-de-Zevallos.

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2018 were Messrs. Benavides, Morales and Ortiz-de-Zevallos.

D.	Employees

As of December 31, 2018 we, including our subsidiaries and Coimolache, had 3,450 employees. In addition, we have entered into arrangements with independent contractors that employed 12,228 workers at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2018, the average tenure of Buenaventura’s permanent laborers was approximately 9 years.

Of the 3,241 permanent employees employed by Buenaventura and its subsidiaries directly, approximately 42% are members of 13 different labor unions (including 5 unions for clerical workers, 8 unions for laborers), which represent all clerical workers and laborers in collective bargaining negotiations with us. There are also 7 unions for workers employed by independent contractors that were formed over the last 7 years in our mines at Uchucchacua, Orcopampa, La Zanja, Julcani and El Brocal.

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

Between January and June 2017, we did not experience any strikes or stoppages. In July 2017, we recorded one day of stoppage at El Brocal and three days of stoppage at Orcopampa and Uchucchacua, all of which were due to strikes called by the Mining National Workers Federation. In October 2017, we experienced three days of stoppage at Orcopampa related to affairs with the community’s labor union. There was also an 11-day work stoppage at Uchucchacua related to affairs with the neighboring community of Oyon that continued through early November. Also in November 2017, we experienced a stoppage in Orcopampa related to affairs with the Chilcaymarca community that lasted four days.

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

Under Peruvian law, we may dismiss workers for cause by following certain formal procedures. We may dismiss a worker without cause, provided that we pay such worker a layoff indemnification in an amount equal to one and a half month’s salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months’ salary, and subject to the worker’s acceptance. Several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer’s grounds, have limited our ability to dismiss a worker without cause. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to approximately one month’s salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws enacted in 1991, we deposit funds for severance payments in a special bank account selected by each employee and for the benefit of such employee, in both May and November of each year (approximately 50% of a monthly salary each time).

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

In addition, we pay EsSalud, the Social Health Insurance Institute of Peru, 9% of our total payroll for general health services for all permanent employees. Further, Law No. 26790 also requires us to provide private insurance representing an average payment equal to 1.30% of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

E.	Share Ownership

As of March 31, 2019, our directors and executive officers, as a group, owned 41,874,206 Common Shares, representing 16.50% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2019 is set forth below:

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

As of March 31, 2019 we had 274,889,924 Common Shares outstanding, of which 21,174,734 were treasury shares, and 744,640 Investment Shares, of which 472,963 were treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2019, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares (1)(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares (1)(3)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares (1)(4)

Van Eck Associates Corp	34,093,586	13.44	—	—	34,093,586	13.44
Blanca Benavides de Morales (5)	14,133,836	5.57	—	—	14,133,836	5.57
Roque Benavides Ganoza	13,912,006	5.48			13,912,006	5.48
Raul Benavides Ganoza	13,813,836	5.44			13,813,836	5.44
Fidelity Management & Research Company	12,736,525	5.02			12,736,525	5.02
Azvalor Asset Management SGIIC SA	12,390,369	4.88	—	—	12,390,369	4.88
Templeton Asset management ,LTD (Singapore)	10,069,414	3.97	—	—	10,069,414	3.97
The Vanguard Group, Inc.	7,387,933	2.91	—	—	7,387,933	2.91
Blackrock Fund Advisors	7,305,716	2.88	—	—	7,305,716	2.88
T. Rowe Price Associates, INC	7,282,732	2.87	—	—	7,282,732	2.87

(1)	The table above excludes treasury shares. As of March 31, 2019 Buenaventura held 14,474 common shares and 1,230 Investment Shares and our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.

(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.

(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.

(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.

(5)	Blanca Benavides de Morales is the spouse of José Miguel Morales.

As of March 31, 2019, we estimate that 211,437,351 Common Shares were held in the U.S., which represented approximately 83.34% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 62 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) totaled US$10.5 million in 2017 and US$ 12.9 million in 2018. Please refer to Note 30(d) to the Consolidated Financial Statements for further information.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3% royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$24.3 million, US$20.7 million and US$ 20.4 million in 2016, 2017 and 2018, respectively, and are presented as royalty income in our consolidated statements of income.

During 2016, in 2014 Yanacocha’s board of directors unanimously agreed to distribute to the partners, in proportion to their equity interests, US$300 million, which corresponds to the portion of the retained earnings as of December 31, 2014 that originated in 2011. As a result, Condesa received a cash dividend from Yanacocha of US$130.9 million. During 2017 and 2018, Condesa did not receive cash dividends.

We did not receive cash dividends from Cerro Verde in 2016, 2017. However, in 2018 we received cash dividends in an amount of US$ 39.16 million

We received cash dividends from Coimolache of approximately US$11.4 million in 2016, US$9.8 million in 2017 and US$ 7.6 million in 2018.

During 2017, we received an advanced payment of US$124.8 million for the long-term loan held with Sociedad Minera Cerro Verde S.A. from 2015.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. In June 2006, an addendum to this contract extended the completion date to June 2007. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in 2007. In exchange for us operating and managing the transmission project, Yanacocha pays a fee of US$3.7 million with annual maturities. The annual revenues for these services amounted to approximately US$0.9 million in 2016 and US$0.4 million in 2017 and 2018.

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

The Board, following the end of each fiscal year, makes a recommendation at the Annual Obligatory Meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares. The Shareholders Meeting can delegate to the Board the approval to pay interim dividends.

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

Next, remaining earnings are taxed at the standard corporate income tax rate, which is 29.50%. Not less than 10% of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20% of the paid-in share capital. In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders.

Dividends are subject to an additional withholding tax for shareholders that are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. For dividends paid out of our accumulated net profits, the withholding tax rate is 5%. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Amounts distributed with respect to ADSs were subject to a Peruvian withholding income tax of 6.8% for profits earned during 2016, which was the withholding tax rate applicable to distributions in respect of Common Shares during 2016. The withholding tax rate decreased to 5% for dividends paid out of our accumulated net profits after December 31, 2016. See “Item 10. Additional Information—E. Taxation—Peruvian Tax Considerations.”

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2015 to 2018. Dividends with respect to the years 2015 to 2018 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2015	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2016	0.030	0.057	0.087	0.030	0.057	0.087	0.030	0.057	0.087
2017	0.030	0.030	0.060	0.030	0.030	0.060	0.030	0.30	0.60
2018	0.060	0.060	0.120	0.060	0.060	0.120	0.060	0.060	0.012

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders that were formerly contained in Law No. 26985, which had been abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Obligatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Obligatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$ 1,270 and US$ 31,750 in case the Company fails to comply such provisions for the protection of minority shareholders.

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

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2015	1.31	38.8	14.35	409.75	12.37	3.88	0.00	0.00	0.00
2016	1.31	38.00	14.00	410.23	12.51	3.80	0.00	0.00	0.00
2017	0.47	48.10	35.95	350.69	14.96	10.87	0.01	24.50	22.10
2018	0.85	54.94	39.00	325.87	16.80	11.67	0.01	22.15	19.60

Quarterly highs and lows

2017
1st quarter	0.14	45.50	38.05	82.17	14.59	11.29	0.00	24.50	23.99
2nd quarter	0.10	41.10	38.50	108.30	12.87	10.87	0.00	0.00	0.00
3rd quarter	0.19	45.00	38.50	76.71	14.14	11.17	0.00	23.00	22.60
4th quarter	0.03	48.10	41.40	83.51	14.96	12.65	0.00	23.10	22.10

2018
1st quarter	0.18	52.00	45.25	81.81	16.53	13.99	0.00	22.15	21.99
2nd quarter	0.06	53.09	44.53	70.88	16.80	13.54	0.00	0.00	0.00
3rd quarter	0.04	44.90	39.00	66.83	13.99	11.67	0.00	19.60	19.60
4th quarter	0.57	54.94	44.20	106.34	16.66	12.44	0.00	0.00	0.00

Monthly highs and lows

2018
October	0.03	47.05	44.20	24.68	14.55	12.44	0.00	0.00	0.00
November	0.01	47.00	46.00	24.80	14.95	13.61	0.00	0.00	0.00
December	0.54	54.94	47.90	56.86	16.66	14.24	0.00	0.00	0.00

2019
January	0.01	55.30	50.75	29.07	16.83	14.80	0.00	17.00	16.80
February	0.05	54.15	52.60	25.41	17.31	15.42	0.00	0.00	0.00
March	0.01	57.00	54.50	22.95	17.78	15.98	0.00	16.81	16.80

(1)	Source: Lima Stock Exchange

(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2019, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2019, there were 1,020 owners of record of the Common Shares and 891 owners of record of the Investment Shares.

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

The Board of Directors meets when called by the Chairman of the Board, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, as amended by Law No. 30050 in force since June 27, 2013, provides that directors and managers are liable for economic damages or any other kind of damages caused to us by any transaction they have approved that favors such director’s, or a related party’s, interest instead of the company’s, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such company’s assets. Directors not participating in the Board meeting or that voted against the transaction are not liable.

In addition, Article 51 of the Securities Market Law contains additional prohibitions for directors and managers of companies whose shares are traded in the stock exchange. Pursuant to Article 51(a) of such law, directors and managers are forbidden to receive loans from listed companies and from using goods and services of the listed company without the Board’s authorization for their own use, in their own profit or to benefit persons related to the directors and managers. Additionally, subsection (b) thereof further provides that directors and managers are forbidden from using their positions to obtain improper benefits for them or for persons related to them.

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

Regarding conflicts of interest, item (c) of Article 51 of the Securities Market Law states that companies whose shares are listed in a stock exchange, such as our case, who wish to enter into any contract or to conduct any action involving an amount greater than 5% of their assets with counterparties who are related to its directors, managers or shareholders that, directly or indirectly, hold more than 10% of the capital stock of the listed company, are required to obtain prior approval of the Board (where the relevant affiliate to the proposed counterparty will not be entitled to vote). In order to determine whether the 5% threshold is met, the latest available financial statements must be used. Likewise, in transactions in which the controlling shareholder of the listed company also controls the entity that is the counterparty of the listed company in the respective act or contract, it is further required that an external entity to the listed company review the terms of the transaction. Audit firms and other legal entities to be determined by the SMV are deemed to be external to the listed company. The reviewing external entity must not be related to any of the parties of the proposed transaction (nor shall it be directly or indirectly involved in the transaction), nor to the directors, managers or shareholders of at least 10% of the capital stock of the proposed parties to the transaction. An auditing firm that has audited the financial statements on the last two years is considered to be a related entity. In case of breach of these regulations, the company will be entitled to obtain reimbursement for any benefits obtained by the intervening parties.

Resolution SMV No. 029-2018-SMV-01, published in October 2018, regulated subsection(c) of Article 51 of the Securities Market Law. Among other aspects, this resolution established: (i) the criteria to determine which persons are to be considered related parties to the company, its shareholders, directors and managers; (ii) the requirements to be considered an external entity; (iii) that banks, stock brokers and valuation companies can also review those transactions between related parties described above; (iv) that directors shall be required to abstain from participating not only in the voting of the applicable matter, but also in the discussion thereof at the Board meeting where such transactions are discussed and in the meeting that selects the external entity for purposes of vetting the transaction terms; (v) that the external entity report shall include the analysis, and methods used to measure or value the assets and liabilities relating to the agreement or action subject to review and if the price constitutes “fair value” (as defined by IFRS 13); (vi) that the report of the external entity shall be available to the directors from the day the applicable meeting is called; and (vii) that the SMV may impose sanctions when a company fails to comply with the rules contained in Article 51 of the Securities Market Law.

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

The Investment Shares do not represent our stock obligations. Holders of Investment Shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings. However, Investment Shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as Common Shares, as well as to participate in increases of the Investment Shares account.

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

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10, Regulation No. 05-2009-EF-94.01.1 and Regulation No. 034-2025-SMV-01.of the SMV, when, an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25%) of the voting shares of a company with shares listed in a stock exchange, as well as upon any person or group increasing its ownership above the 50% and 60% thresholds, a procedure known as Oferta Pública de Adquisición, or a “Takeover Bid,” must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF.94.10 of the SMV, as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5% of our paid-in capital.

Changes in Capital

Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than is required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as us, from including in their By-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. We cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such agreement is recorded in our share register (matrícula de acciones) or in CAVALI ICLV S.A., unless they refer to shares that are nor listed in a stock exchange, which is not the of our shares.

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

Criminal liability of companies

On April 2016, Law N° 30424 was enacted to establish the administrative liability of legal entities, such as us, in connection with transnational active bribery. The law has been amended by Legislative Decree N° 1352, which was published on January 7, 2017 and became effective on January 1, 2018. Regulations to this law have been recently approved by Supreme Decree N°. 002-2019-JUS. The amendment expanded the definition of bribery beyond transnational active bribery to include asset laundering, illegal mining and organized crime. The law provides rules to be followed in case of a merger or spin-off and states that a legal entity is administratively liable for the above crimes when they have been committed in its name or for its benefit by its shareholders, directors, managers or employees that are subject to the control and authority of the legal entity. Several sanctions can be imposed on a company as result of such crimes, including fines, prohibitions on performing certain activities, cancellation of permits and even dissolution. A legal entity is not liable if its shareholders, directors, managers or employees engage in bribery or related crimes solely for their own benefit or for the benefit of third parties other than the legal entity. The company will be exempted from any liability for such crimes if it adopts within its organization, and before the crime is committed, a so-called prevention model consistent with the company’s nature, risks, necessities and characteristics, consisting in control, monitoring and surveillance measures suitable to prevent such crimes. Such model includes the appointment by the Board of a person in charge of prevention that must perform autonomously. In order to file a criminal accusation against the company, a technical report from the SMV that analyzes the prevention model is required. We have prepared the prevention model required under Law N° 30424, as amended, in addition to the other compliance measures and policies we currently have. The regulations contain, among other provisions, several definitions, types of risks and the criteria to identify them, as well as the minimum elements a prevention model must contain.

Final Beneficial Owners

Legislative Decree N° 1372 was published on August 2, 2018 and became effective on August 3, 2018. Its regulations were enacted by Supreme Decree N° 003-2019-EF, published on January 8, 2019. These provisions have established an additional obligation for companies and other legal entities to inform the identity of their final beneficial owners to help fight against tax evasion and elution, money laundering and financing of terrorism. Entities are required to carry out due diligence procedures and to meet criteria to identify the final beneficial owners as contemplated in Law N° 27693 and its regulations, while they must continue to follow the regulations from the SMV and the Bank Superintendence.

A final beneficial owner is defined as the individual that finally and effectively possesses or controls a company or legal entity or the individual that finally and effectively controls a client (as defined in Law N° 27693) on which name a transaction is performed. Companies and legal entities must create an internal procedure to obtain and keep the information about the identity of their final beneficial owners. Likewise, companies are obliged to report to the tax authority the information about their final beneficial owners. The following criteria shall be used to identify the final beneficial owners of a company:

a) Individual that directly or indirectly holds at least 10% of a company. Companies shall inform who are their final beneficial owners and the chain of property.

b) Individual that acting along or jointly with other persons as a decision making unit, or through other individuals or legal entities, has the right, other than because of property, to appoint or remove the majority of the management bodies or has the power to take resolutions on financial, operative and/or commercial matters or to control in any other way the legal entity.

c) When it is not possible to identify an individual following the criteria set forth in items a) and b), the individual that holds the highest administrative position will be deemed to be the final beneficial owner of a company.

Regardless of the above, “final beneficial owner” shall be interpreted consistently with the recommendations of the FATF. Regulations to Legislative Decree N° 1372 have been approved by Supreme Decree N° 003-2019-EF.As of March 1, 2019, the Tax Authority has not issued the ruling establishing when the obliged legal entities shall file the first obligatory report

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

The following summarizes the material Peruvian and U.S. federal income tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as partnerships and other entities classified as partnerships for U.S. federal income tax purposes, banks, dealers and traders in securities or foreign currencies, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes, holders who actually or constructively own 10% or more of our shares by either vote or value, certain taxpayers who file applicable financial statements required to recognize income no later than when the associated revenue is reflected on such financial statements and holders who acquired our ADSs or Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder (as defined below), including gift, estate, any U.S. state or local taxes, non-U.S. taxes, other than Peruvian taxes as provided below, the U.S. federal alternative minimum tax or the U.S. Medicare tax on net investment income. There is no tax treaty currently in effect between Peru and the U.S., except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the U.S. which are subject to change and possibly with retroactive effect.

“U.S. Holder” means a beneficial owner of ADSs or Common Shares that is (i) a U.S. citizen or resident, (ii) a domestic corporation, (iii) a trust subject to the control of one or more U.S. persons (as described in Section 7701(a)(30)) of the U.S. Internal Revenue Code of 1986, as amended, “Code”) and the primary supervision of a U.S. court or that has validly elected to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds ADSs or Common Shares, the tax treatment of a partner will generally depend on the status of the partner in such partnership and the activities of the partnership. Partners of partnerships holding ADSs or Common Shares should consult their tax advisors.

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares and amounts distributed with respect to ADSs are subject to Peruvian withholding income tax, at a rate of 5% for dividends paid or to be paid beginning January 1, 2017, when the dividend originated from profits earned on or after January 1, 2017. If the dividend originated from profits earned between January 1, 2016 and December 31, 2016, the withholding income tax rate for the dividend is 6.8%. If the dividend originated from profits earned as of December 31, 2014, the withholding income tax rate for dividends is 4.1%. This regime is applicable on dividends that are paid to shareholders that are: (i) individuals, whether resident or nonresident in Peru or (ii) nonresident entities. As a general rule, the distribution of additional Common Shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to Common Shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian Income Tax or withholding taxes.

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

On September 12, 2015 Law No. 30341 was published. This law entered into effect on January 1, 2016 and states that capital gains from the disposal of ADSs or Common Shares through December 31, 2018 issued by legal entities incorporated in Peru, executed through the Lima Stock Exchange, are exempt from Peruvian Income Tax if: (i) within a period of twelve (12) months the holder and its related parties do not transfer 10% or more of the issued shares of the legal entity in one or more transactions; and (ii) the Common Shares issued by such legal entity shall have been continuously traded in the stock market (the rules to determine if such shares are continuously traded are set forth in Law No. 30341, as amended). Law No. 30341 was amended by Legislative Decree No. 1262, published on December 10, 2016 and effective since January 1, 2017, which introduced minor amendments related to capital gains deriving from the disposal of ADSs and Common Shares and extended this income tax exemption through December 31, 2019.

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

As explained in Item 10. Memorandum and Articles of Association – Final Beneficial Owners, on August 2, 2018, Legislative Decree N° 1372 was published. This law entered into effect on August 3, 2018 and its regulations were enacted by Supreme Decree N° 003-2019-EF, published on January 8, 2019. According to this law and its regulations, legal entities domiciled or established in Peru must report the identity of its ultimate beneficial owners, as a tool for law enforcement agencies to confront tax evasion, money laundering and terrorist financing. For this reporting obligation, legal entities includes any corporation, partnership or similar entity, trust, investment fund or joint venture. This obligation is also applicable to legal entities which are not domiciled in Peru but have a branch, subsidiary, joint venture or permanent establishment in Peru or, in the case of trusts, which have a grantor, settlor, beneficiaries or trustees domiciled in Peru. Ultimate beneficial owner is defined as the individual that effectively owns or controls a legal entity. For this purpose, ownership is when at least 10% of the capital of the legal entity is directly or indirectly under the ownership of an individual and its related parties. As of March 1, 2019, the Tax Authority had not issued the ruling or regulation establishing the first deadline for filing this mandatory report.

U.S. Federal Income Tax Considerations

Assuming the obligations contemplated by the Amended and Restated Deposit Agreement are being performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for U.S. federal income tax purposes as the beneficial owners of the Common Shares represented by those ADSs. U.S. Holders should be aware that the U.S. Internal Revenue Service (the “IRS”) has expressed concerns that parties to whom ADSs are pre-released before common shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. Accordingly, the creditability of any Peruvian taxes could be affected by actions taken by such parties or intermediaries.

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

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a domestic corporation are not eligible for the dividends received deduction available to such corporations. Under current law, a reduced U.S. tax rate is imposed on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation that is not a passive foreign investment company (“PFIC”) (as discussed below) and either (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) should apply with respect to the ADSs as long as the ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. Holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a reduced rate. In the case of our Common Shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding our Common Shares directly and not through an ADS are urged to consult their own independent tax advisors.

Dividends paid in Soles are includible in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion or other taxable disposition of the Soles for a different amount of U.S. dollars will be U.S. source ordinary income or loss for U.S. federal income tax purposes. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax but in other circumstances may constitute a taxable dividend.

A U.S. Holder will generally be entitled to claim a U.S. foreign tax credit in respect of any Peruvian taxes imposed on dividends received on our Common Shares or Common Shares represented by ADSs, subject to generally applicable limitations and restrictions. In the case of U.S. individuals for whom the reduced rate of tax on dividends applies, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Code. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Peruvian taxes. Dividends received with respect to our Common Shares or Common Shares represented by ADSs will be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. Holder generally is not subject to U.S. federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Capital Gains

U.S. Holders will recognize taxable gain or loss on the sale or other taxable disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Common Shares. Generally, such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations under the Code. Any gain recognized by a U.S. Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a sale or other taxable disposition of Common Shares or ADSs in a transaction subject to Peruvian tax, the U.S. Holder may not be able to claim a U.S. foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit.

For U.S. federal income tax purposes, U.S. Holders will not recognize gain or loss on deposits or withdrawals of Common Shares in exchange for ADSs or on the exercise of preemptive rights

A non-U.S. Holder of ADSs or Common Shares will not be subject to U.S. federal income or withholding tax on gain from the sale or other disposition of ADSs or Common Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company

Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited or projected financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year. However, because this determination is based on our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, involves the application of complex tax rules, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

A foreign corporation is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

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

If we were a PFIC, U.S. Holders of interests in a holder of ADSs or Common Shares may be treated as indirect holders of their proportionate share of the ADSs or Common Shares and may be taxed on their proportionate share of any excess distribution or gain attributable to the ADSs or Common Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or taxable disposition of its interest in the actual holder as gain on the sale or taxable disposition of the ADSs or Common Shares.

U.S. Holders are urged to consult their own independent tax advisors regarding the potential application of the PFIC rules and related reporting requirements to the Common Shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Common Shares and the proceeds from the sale, exchange, redemption or other disposition of the ADSs or Common Shares may be reported to the IRS and a backup withholding tax may apply to such amounts unless the holder (i) is a corporation (which may be required to establish its exemption by carrying its status on IRS Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification number in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed IRS Form W-8BEN or W-8BEN-E or other applicable Form W-8, or (iv) otherwise establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

“Specified Foreign Financial Asset” Reporting

U.S Holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

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

As of March 31, 2019, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to December 2019, El Brocal had outstanding hedging commitments amounting to 2,000 metric tons of copper at an average fixed price of US$ 7,348.5 per ton.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2019.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. Dollar (Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 33(a.3) to the Consolidated Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

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

Fees Incurred in Past Annual Period

From January 1, 2019 to April 30, 2019, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures

As of December 31, 2018, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2018.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañía de Minas Buenaventura S.A.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Compañia de Minas Buenaventura S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Compañía de Minas Buenaventura S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 30, 2019, expressed an unqualified opinion thereon.

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

Lima, Peru.

April 30, 2019

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, as well as all other employees. Our code of business conduct and ethics is posted on, and within five days following the date of any amendment or waiver we intend to disclose any amendments to or waivers from our code of business conduct and ethics on, our website, which is located at http://www.buenaventura.com. The information on our website is not a part of, nor incorporated into, this document.

ITEM 16C.	Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Paredes, Burga & Asociados S. Civil de R.L., a member firm of EY Global, be elected as the independent auditor for 2018. Paredes, Burga & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2017 and 2018, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Paredes, Burga & Asociados S. Civil de R.L. for 2017 and 2018.

	Year ended December 31,
	2017		2018
Audit Fees	US$	1,089,169	US$	1,029,235
Tax Fees	US$	47,129	US$	35,970
All other fees	US$	88,003	US$	86,080
Total	US$	1,224,301	US$	1,151,285

Audit Fees. Audit fees in the above table are the aggregate fees billed by Paredes, Burga & Asociados S. Civil de R.L. in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2017 and 2018.

Tax Fees. Tax fees in the above table are fees billed by Paredes, Burga & Asociados S. Civil de R.L. in connection with review of income tax filings, transfer pricing studies and tax consultations.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2017 and 2018.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2018, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Consolidated Financial Statements

Not applicable.

ITEM 18.	Consolidated Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

Page

(a) Index to Consolidated Financial Statements and Schedules

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-1

MINERA YANACOCHA S.R.L.	F-108

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-177

(b)	Index to Exhibits

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.1	Credit and Guaranty Agreement, dated as of June 27, 2016 among Compañía de Minas Buenaventura S.A.A., as Borrower, Banco de Crédito del Perú, as Administrative Agent, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as Guarantors, and BBVA Banco Continental, Banco de Crédito del Perú, Corpbanca New York Branch, Banco Internacional del Perú S.A.A. – Interbank, Industrial and Commercial Bank of China, Dubai (DIFC) Branch, Banco Latinoamericano de Comercio Exterior, S.A. and Banco de Sabadell, Miami Branch, as Lenders (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2016, filed on May 1, 2017).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A., dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

101	Interactive Data Files†

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ Leandro Garcia
Leandro Garcia
Chief Financial Officer

Dated: April 30, 2019

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

† Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2018, 2017 and 2016, together with the Report of Independent Registered Public Accounting Firm

F-1

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2018, 2017 and 2016, together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (together the Group) as of December 31, 2018 and 2017, and related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Group´s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group‘s management. Our responsibility is to express an opinion on the Group‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Katherine Villanueva
We have served as the Group‘s auditor since 2002
Lima, Peru
April 30, 2019

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2018 and 2017

	Note	2018	2017
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	6	369,200	214,551
Trade and other receivables, net	7(a)	211,715	314,308
Inventories, net	8(a)	135,919	132,287
Income tax credit		24,396	23,165
Prepaid expenses	9(a)	17,145	17,551
Hedge derivative financial instruments	32	2,759	-
		761,134	701,862
Non-current assets
Trade and other receivables, net	7(a)	40,593	44,191
Inventories, net	8(a)	3,812	3,238
Income tax credit		319	3,413
Investments in associates and joint ventures	10(a)	1,473,382	1,536,887
Mining concessions, development costs, property, plant and equipment, net	11	1,847,615	1,949,555
Investment properties, net		222	222
Deferred income tax asset, net	28(b)	38,305	43,129
Prepaid expenses	9(a)	26,578	27,555
Other asset, net	12	25,261	22,761
		3,456,087	3,630,951
Total assets		4,217,221	4,332,813

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	13	95,000	96,215
Trade and other payables	14(a)	188,084	233,355
Provisions and contingent liabilities	15(a)	68,172	76,847
Income tax payable		1,760	2,081
Financial obligations	16(a)	46,166	83,991
Hedge derivative financial instruments	32	-	28,705
		399,182	521,194
Non-current liabilities
Trade and other payables	14(a)	639	663
Provisions and contingent liabilities	15(a)	199,762	164,877
Financial obligations	16(a)	540,896	549,092
Contingent consideration liability	27(b)	15,755	17,570
Deferred income tax liabilities, net	28(b)	31,422	15,790
		788,474	747,992
Total liabilities		1,187,656	1,269,186

Shareholders’ equity, net	17
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,115	163,071
Other reserves		269	269
Retained earnings		1,675,909	1,728,847
Other reserves of equity		(703)	(13,888)
Shareholders ‘equity, net attributable to owners of the parent		2,808,328	2,848,037
Non-controlling interest	18(a)	221,237	215,590
Total shareholders’ equity, net		3,029,565	3,063,627
Total liabilities and shareholders’ equity, net		4,217,221	4,332,813

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		US$(000)	US$(000)	US$(000)

Continuing operations
Operating income:
Net sales of goods	20(b)	1,122,995	1,223,942	1,015,670
Net sales of services	20(b)	24,001	29,697	28,782
Royalty income	20(b)	20,385	20,739	24,339
Total operating income		1,167,381	1,274,378	1,068,791

Operating costs
Cost of sales of goods, excluding depreciation and amortization	21(a)	(625,484)	(627,433)	(497,812)
Cost of services, excluding depreciation and amortization	21(b)	(4,318)	(12,954)	(10,754)
Exploration in operating units	22	(90,343)	(94,928)	(96,149)
Depreciation and amortization		(241,286)	(213,722)	(192,647)
Mining royalties	23	(21,526)	(31,217)	(27,611)
Total operating costs		(982,957)	(980,254)	(824,973)
Gross profit		184,424	294,124	243,818

Operating expenses, net
Administrative expenses	24	(78,760)	(83,597)	(81,692)
Exploration in non-operating areas	25	(36,307)	(18,262)	(26,589)
Selling expenses		(27,522)	(24,088)	(21,733)
Reversal (provision) and contingent liabilities	15(c)	11,239	(13,879)	(565)
Impairment recovery (loss) of long-lived assets	11(b)	5,693	(21,620)	-
Write – off of stripping activity asset	11(e)	-	(13,573)	-
Other, net	26	(5,012)	(13,589)	18,957
Total operating expenses		(130,669)	(188,608)	(111,622)
Operating profit		53,755	105,516	132,196

Other income (expense), net
Finance costs	27	(38,456)	(34,623)	(31,580)
Net gain (loss) from currency exchange difference		(1,366)	2,928	2,638
Share in the results of associates	10(b)	(1,144)	13,207	(365,321)
Finance income	27	9,686	5,517	6,830
Total other income (expenses), net		(31,280)	(12,971)	(387,433)

Profit (loss) before income tax		22,475	92,545	(255,237)

Current income tax	28(c)	(16,928)	(23,837)	(39,444)
Deferred income tax	28(c)	(9,998)	5,825	(14,060)
Profit (loss) from continuing operations		(4,451)	74,533	(308,741)

Discontinued operations
Net loss from discontinued operations attributable to equity holders of the parent	1(e)	(7,203)	(10,098)	(19,073)
Profit (loss) for the year		(11,654)	64,435	(327,814)

Attributable to:
Equity holders of the parent		(13,445)	60,823	(323,492)
Non-controlling interest	18(a)	1,791	3,612	(4,322)
		(11,654)	64,435	(327,814)

Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars	17(e)	(0.05)	0.24	(1.27)
Profit (loss) for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in US dollars	17(e)	(0.02)	0.28	(1.20)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2018, 2017 and 2016

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Net profit (loss)	(11,654)	64,435	(327,814)

Other comprehensive profit (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on cash flow hedges	31,464	(26,822)	(4,368)
Income tax effect	(9,916)	7,963	(1,301)
Unrealized gain on investments	1,053	(427)	279
	22,601	(19,286)	(5,390)
Total other comprehensive profit (loss), net of income tax	10,947	45,149	(333,204)

Attributable to:
Equity holders of the parent	(260)	48,718	(327,515)
Non-controlling interests	11,207	(3,569)	(5,689)
	10,947	45,149	(333,204)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non- controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2016	253,715,190	750,497	1,396	219,055	162,714	269	2,024,895	2,240	3,161,066	228,170	3,389,236
Net loss	-	-	-	-	-	-	(323,492)	-	(323,492)	(4,322)	(327,814)
Other comprehensive loss	-	-	-	-	-	-	-	(4,023)	(4,023)	(1,367)	(5,390)
Total other comprehensive income (loss)	-	-	-	-	-	-	(323,492)	(4,023)	(327,515)	(5,689)	(333,204)

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(7,621)	-	(7,621)	(7,400)	(15,021)
Expired dividends, note 17(c)	-	-	-	-	30	-	-	-	30	-	30
Change in non-controlling interest, note 18(a)	-	-	-	-	-	-	(3,659)	-	(3,659)	11,041	7,382
Treasury shares, note 17(b)	-	-	(605)	(605)	-	-	-	-	(1,210)	-	(1,210)
As of December 31, 2016	253,715,190	750,497	791	218,450	162,744	269	1,690,123	(1,783)	2,821,091	226,122	3,047,213

Net profit	-	-	-	-	-	-	60,823	-	60,823	3,612	64,435
Other comprehensive loss	-	-	-	-	-	-	-	(12,105)	(12,105)	(7,181)	(19,286)
Total other comprehensive income (loss)	-	-	-	-	-	-	60,823	(12,105)	48,718	(3,569)	45,149

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(22,099)	-	(22,099)	(6,036)	(28,135)
Expired dividends, note 17(c)	-	-	-	-	327	-	-	-	327	-	327
Change in non-controlling interest, note 18(a)	-	-	-	-	-	-	-	-	-	(927)	(927)
As of December 31, 2017	253,715,190	750,497	791	218,450	163,071	269	1,728,847	(13,888)	2,848,037	215,590	3,063,627

Net profit (loss)	-	-	-	-	-	-	(13,445)	-	(13,445)	1,791	(11,654)
Other comprehensive loss	-	-	-	-	-	-	-	13,185	13,185	9,416	22,601
Total other comprehensive income (loss)	-	-	-	-	-	-	(13,445)	13,185	(260)	11,207	10,947

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(22,860)	-	(22,860)	(5,560)	(28,420)
Change in investments, note 10(b)	-	-	-	-	-	-	(16,633)	-	(16,633)	-	(16,633)
Expired dividends, note 17(c)	-	-	-	-	44	-	-	-	44	-	44
As of December 31, 2018	253,715,190	750,497	791	218,450	163,115	269	1,675,909	(703)	2,808,328	221,237	3,029,565

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

		2018	2017	2016
	Note	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales		1,216,294	1,197,523	1,003,422
Tax recovery		106,656	102,548	117,661
Dividends received	30(a)	46,792	9,823	142,340
Proceeds from insurance claim	7(g)	38,793	-	-
Royalty received		20,013	21,565	25,961
Interest received		2,383	3,169	2,140
Payments to suppliers and third parties		(861,282)	(872,467)	(672,419)
Payments to employees		(151,602)	(160,891)	(138,113)
Income tax paid		(30,898)	(38,121)	(35,401)
Interest paid		(27,699)	(30,402)	(34,138)
Payments of mining royalties		(13,190)	(20,165)	(20,052)
Net cash and cash equivalents provided by operating activities		346,260	212,582	391,401

Investing activities
Proceeds from sale of mining concessions, development costs, property, plant and equipment		2,240	1,962	7,180
Additions to mining concessions, development costs, property, plant and equipment	11(a)	(111,270)	(259,507)	(366,834)
Payments for acquisition of other assets	12	(8,529)	(5,405)	(5,222)
Proceeds from collection of loan to an associate	30(a)	-	124,800	-
Net cash and cash equivalents used in investing activities		(117,559)	(138,150)	(364,876)

Financing activities
Proceeds from bank loans	13	95,000	341,215	200,500
Payments of bank loans	13	(95,000)	(300,000)	(442,957)
Proceeds from financial obligations	16(f)	-	80,000	275,210
Payments of financial obligations	16(f)	(45,222)	(32,599)	(33,476)
Dividends paid to controlling shareholders	14(c)	(22,860)	(22,099)	(7,621)
Dividends paid to non-controlling shareholders	17(d)	(5,560)	(6,036)	(7,400)
Increase of restricted bank accounts	7(e)	(410)	(285)	(2,087)
Purchase of treasury share	17(b)	-	-	(1,210)
Acquisition of non-controlling interest	18(a)	-	(621)	(5,459)
Net cash and cash equivalents provided by (used in) financing activities		(74,052)	59,575	(24,500)

Increase in cash and cash equivalents for the year, net		154,649	134,007	2,025
Cash and cash equivalents at beginning of year		214,551	80,544	78,519
Cash and cash equivalents at year-end		369,200	214,551	80,544

Financing and investing activities not affecting cash flows:
Changes in mine closures plans	15(b)	42,874	10,594	34,532
Contingent consideration liability	27(b)	1,815	1,773	2,349
Accounts receivable from sale of assets	7(a)	2,715	5,371	5,204

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2018, 2017 and 2016

1.	Identification and business activity

(a)	Identification -

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

The Company operates directly five operating mining units in Peru (Uchucchacua, Orcopampa, Julcani, Mallay and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; in Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; in El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and in other entities dedicated to energy generation and transmission services, and other activities. All these activities are developed in Peru.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2018 were approved by the Audit Committee on April 30, 2019.

The consolidated financial statements as of December 31, 2017 were approved by the Audit Committee on April 27, 2018.

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Country of incorporation	Ownership as of December 31,
	and business	2018		2017
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (*)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (*)(****)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	Mexico	99.80	0.20	99.80	0.20
Compañía de Minas Buenaventura Chile Ltda.	Chile	90.00	10.00	90.00	10.00
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	-	70.00	-
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00
Compañía Minera Nueva Italia S.A.	Peru	-	94.27	-	93.36

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-	100.00	-
Empresa de Generación Huanza S.A. (****)	Peru	-	100.00	-	100.00

Construction, engineering services and insurance brokerage:
Contacto Corredores de Seguros S.A.	Peru	99.98	0.02	99.98	0.02
Contacto Risk Consulting S.A.	Peru	-	98.00	-	98.00
Buenaventura Ingenieros S.A. (**)	Peru	-	-	100.00	-
BISA Argentina S.A. (***)	Argentina	-	-	56.42	43.58

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	-	100.00	-

(*)	As of December 31, 2018 and 2017, the participation of the Company in the voting rights of El Brocal is 61.43 percent. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Group’s subsidiary (99.99 percent as of December 31, 2018 and 2017), has an interest in El Brocal’s capital stock, through which the Company holds an indirect participation in El Brocal of 58.24 as of December 31, 2018 and 2017.

(**)	As of April 30, 2018, the Company sold its investment in Buenaventura Ingenieros S.A. for US$7.1 million with a related sale costs of US$11.2 million. The transaction generates a net loss of US$4.1 million. See note 26.

(***)	As of August 06, 2018, the liquidation of this subsidiary was made.

(****)	As of December 31, 2018 and 2017, the Group's financial statements include consolidated assets and liabilities corresponding to the trust assets held as part of the financial leasing and lease back agreements maintained by El Brocal (which operates the Colquijirca mining unit) and Empresa de Generación Huanza S.A., with the Banco de Credito del Peru, see notes 16(a) and 11(c).

(e)	Discontinued operations

During 2017, the Group sold the Breapampa and Recuperada mining units for US$2.0 million and US$0.6 million, respectively. As a result of such sales, the Group recorded reversals of the provision of impairment loss of long-lived assets and costs for sales of assets and supplies, which originated a net loss of US$4.0 million.

During 2016, the Group sold the Antapite mining unit for US$1.0 million, which resulted in a net loss of US$3.0 million.

During 2017, as a result of the sales in 2017 and 2016, the Company received the confirmation from the Ministry of Energy and Mines of the transfer of its obligation for closure of mining units, which generated a reversal of US$11.8 million.

The net cash flows used by the mining units with discontinued operations for the years 2018, 2017 and 2016, are presented below:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Operating activities	(6)	(8)	(7)
Net decrease in cash and cash equivalents during the year	(6)	(8)	(7)

The results of the discontinued operations mining units for the years 2018, 2017 and 2016 are presented below:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Operating income
Net sales	-	-	1,149
Total income	-	-	1,149
Operating costs
Cost of sales, excluding depreciation and amortization	-	-	(4,842)
Exploration	-	-	(3,777)
Depreciation and amortization	-	-	(5,049)
Mining royalties	-	-	(11)
Total operating costs	-	-	(13,679)
Gross loss	-	-	(12,530)
Operating income (expenses), net
Reversal of Impairment loss of long-lived assets, note 11(b)	2,837	17,197	-
Changes in provision for closure of mining units, note 15(b)	(6,013)	(12,701)	(3,365)
Derecognition of long-lived assets	(2,837)	-	-
Net loss in sale of mining units	-	(18,550)	(3,014)
Administrative expenses	-	(941)	(111)
Reversal (provision) for contingencies	-	(423)	901
Gain (loss) for sale in other assets	-	(162)	3,200
Reversal of provision for closure of mining units for sale of mining units, note 15(b)	-	11,700	-
Reversal of provision for impairment of inventories, note 8(c)	-	1,345	706
Impairment loss of long-lived assets, note 11(b)	-	-	(2,043)
Others, net	(1,147)	(6,871)	(1,793)
Total operating expenses, net	(7,160)	(9,406)	(5,519)
Operating loss	(7,160)	(9,406)	(18,049)
Other income (expense), net
Finance costs, note 15(b)	(54)	(694)	(970)
Net gain (loss) from currency exchange difference	11	2	(50)
Total other expenses, net	(43)	(692)	(1,020)
Loss before income tax	(7,203)	(10,098)	(19,069)
Income tax	-	-	(4)

Loss from discontinued operations	(7,203)	(10,098)	(19,073)

Loss from the discontinued operations, per basic and diluted share, express in U. S. dollars	(0.03)	(0.04)	(0.07)

2.	Basis for preparation, consolidation and accounting policies

2.1.	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, based on the records of the Company, except for the derivative financial instruments and financial assets and liabilities that have been measured at fair value.

The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands, except when otherwise indicated.

The preparation of consolidated financial statements requires that Management use judgments, estimates and assumptions, as detailed on the following note 3.

These consolidated financial statements provide comparative information in respect of prior periods.

2.2.	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries to the date of the consolidated statements of financial position.

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

The Group applied IFRS 15 and IFRS 9 for the first time. The nature and effect of the changes as a result of adoption of these new accounting standards are described below. Several other amendments and interpretations apply for the first time in 2018; however, they did not have material impact on the annual consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 15 Revenue from Contracts with Customers

The Group adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application of January 1, 2018. Under this method, the Group elected to apply the standard only to contracts that are not completed as of January 1, 2018.

The Group concluded that there are no adjustments as a consequence of initially applying IFRS 15, therefore no effects were recognised at the date of initial application. Comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related Interpretations.

IFRS 9 Financial Instruments

The Group applied IFRS 9 prospectively, with an initial application date of January 1, 2018. The Group has not restated the comparative information, which continues to be reported under IAS 39. There were no adjustments to the financial statements arising from the adoption of IFRS 9.

Adoption of IFRS 9 has fundamentally changed the Group’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss approach. Upon adoption of IFRS 9 no additional impairment was recognized.

The classification and measurement requirements of IFRS 9 did not have a significant impact to the Group. Upon the adoption of IFRS 9, the Group had the following required or elected reclassifications as of January 1, 2018.

		IFRS 9 measurement category
		Fair value through profit or loss	Amortized cost	Fair value through other profit or loss
	US$(000)	US$(000)	US$(000)	US$(000)

IAS 39 measurement category
Financial Assets -
Loans and receivables -
Trade receivables (without provisional prices)	61,188	-	61,188	-
Trade receivables (with provisional prices)	144,844	152,268	-	-
Other accounts receivables	51,808	-	51,808	-

Financial assets at fair value through profit and loss -
Embedded derivatives	7,424	-	-	-

Financial Liabilities -
Loans and borrowings -
Bank loans	96,215	-	96,215	-
Financial obligations	633,083	-	633,083	-
Trade and other payables	220,042	-	220,042	-

Financial liability at fair value through profit and loss -
Contingent consideration liability	17,570	17,570	-	-

Fair value with changes in profit (loss) -
Hedge derivative financial instruments	28,705	-	-	28,705

Hedge accounting -

The Group applied hedge accounting prospectively. At the date of initial application, all of the Group’s existing hedging relationships were eligible to be treated as continuing hedging relationships. Upon adoption of the hedge accounting requirements of IFRS 9, the Group designates only the spot element of forward contracts as hedging instrument. The forward element is recognised in OCI and accumulated as a separate component of equity under “Other reserves of equity” caption. This change only applies prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

Under IFRS 9, gains and losses arising on cash flow hedges of forecast purchases of non-financial assets need to be incorporated into the initial carrying amounts of the non-financial assets. This change only applies prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

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

Initial recognition and measurement -

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest¨ on the principal amount outstanding. This assessment is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date.

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified in the following categories:

-	Financial assets at amortised cost.
-	Financial assets at fair value through OCI.
-	Financial assets at fair value through profit or loss.

Financial assets at amortised cost -

The Group measures financial assets at amortised cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

This category generally applies to the “Trade and other receivables, net” caption.

Financial assets at fair value through OCI -

Financial assets are classified and measured at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

This category generally applies to the “Hedge derivative financial instruments” caption.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognised in the consolidated statements of profit or loss.

This category generally applies to the “Trade and other receivables, net” caption.

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates to what extent, it has retained the risk and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets -

The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(ii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, financial obligations, bank loans, financial liabilities for contingent consideration liability and hedge derivative financial instruments.

Subsequent measurement -

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has not designated financial liabilities as at fair value through profit or loss.

Loans and borrowings -

After initial recognition, interest-bearing loans and borrowing are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statements of profit and cost when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization under the effective interest rate method is included as financial costs in the consolidated statements of profit or loss. This category generally applies to interest-bearing loans and borrowings.

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

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short term deposits as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

(d)	Inventories -

Finished goods and in process products are valued at the lower of cost or net realizable value.

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

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire. If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in the consolidated statements of profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value, with changes in fair value recognized in either profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, it is measured under the fair value at the reporting date with changes in the fair value recorded in the consolidated statement of profit and loss.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, this difference is allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities, of the acquire, are assigned to those units.

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

(f)	Investments in associates and joint ventures -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group's investments in associates and joint ventures are accounted for using the equity method. Under this method, the investment in an associate or joint venture is initially recognized at cost.

The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate and joint ventures since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment individually.

The consolidated statement of profit or loss reflects the Group’s share of the results of operations of the associates and joint ventures.

Any change in other comprehensive income of those investees is presented as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate and joint ventures, the Group recognizes its share of any changes, when applicable, in the consolidated statements of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group´s share of profit or loss of an associate and joint ventures is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax in the associates.

The financial statements of the associates and joint ventures are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss of its investment in associates. At each reporting date, the Group determines whether there is objective evidence that the investments in the associates and joint ventures are impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss in the consolidated statements of profit or loss.

Upon loss of significant influence over the associate and joint ventures, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate and joint ventures upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in consolidated statements of profit or loss.

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

Payment related to operating leases are recognized as operating expenses in the consolidated statement of profit and loss under a straight-line amortization under the period of the lease.

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

At end of each year, the Group evaluates if there is any indicator of impairment. If any indicator exists, the Group estimates the asset’s recoverable amount.

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

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity directly incurred during the stripping activity. The production stripping cost is presented within mining concessions, development costs, property, plant and equipment, net in the consolidated statements of financial position.

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

Investment properties are derecognized either when they have been disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. The amount of consideration to be included in the gain or loss arising from the derecognition of investment property is determined in accordance with the requirements for determining the transaction price in IFRS 15.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

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

Revenue from contracts with customers is recognized when control of goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods and services.

The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

Sales of concentrates and metals -

Revenue from sale of concentrates and metals is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods. The normal credit term is 30 to 90 days upon delivery.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Group consider that the only performance obligation is the delivery of the goods. In determining the transaction price for the sale of concentrates and metals, the Group considers the effect of variable consideration and the existence of significant financing components.

Variable consideration -

If the consideration in the contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. There variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Sales of concentrates and metals at provisionally prices include a gain (loss) to be received at the end of the quotation period (QP).

Revenue is recognized at the amount the Group expects to be entitled – being the estimate of the price expected to be received at the end of the quotation period (QP) using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price. The requirements in IFRS 15 on constraint estimates of variable consideration are also applied to determine the amount of variable consideration that can be included in the transaction price.

Significant financing components

The Group receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good to the customer and when customer pays for that good will be one year or less.

Contract Balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the Group shall present the contract as a contract asset, excluding any amounts presented as a trade receivable.

Trade receivables

A receivable represents the Group´s right to an amount of consideration that is unconditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If customer pays consideration before the Group transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

Cost to obtain a contract

The Group pays sales commissions as part of the sales of services in the insurance brokerage segment. The Group has elected to apply the optional practical expedient for cost to obtain a contract which allows the Group to immediately expense sales commissions because the amortization period of the assets that the Group otherwise would have used is one year or less.

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

Workers’ profit sharing -

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

The Group measures its financial instruments at fair value at the date of the consolidated statements of financial position. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

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

Before January 1, 2018, the documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Beginning January 1, 2018, the documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.
-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

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

(d)	Revenue from contracts with customers -

The Group applied the judgement for determining the timing of satisfaction of services of revenue from contracts with customers. The Group concluded that revenue related to services such as energy generation and transmission, industrial services, and other services is to be recognised over time because the customer simultaneously receives and consumes the benefits provided by the Group.

The Group determined that the output method is the best method in measuring progress of the services mentioned above due to the Group has the right to invoice an amount that corresponds directly to the performance completed to date.

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

The process of estimating quantities of reserves is complex and requires making subjective decisions when evaluating all geological, geophysical, engineering and economic information available choices. Reviews could occur on reserve estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves could materially affect the carrying value of mining concessions, development costs and property, plant and equipment; the charges in result for depreciation and amortization; and the carrying amount of the provision for closure of mining units.

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

The Group assesses its mine rehabilitation provision at each reporting date using a discounted future cash flow method. In determining the amount of the provision, it is necessary to make significant assumptions and estimates, because there are many factors that can affect the final amount of this provision. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates and periods where are expected that such costs will be incurred. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents Management’s best estimate of the present value of the future rehabilitation costs required.

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

IFRS 16 Leases -

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets and short-term leases. At the commencement date of a lease, a lessee will recognise a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from current accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17. The Group will elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4. The Group will therefore not apply the standard to contracts that were not previously identified as containing a lease applying IAS 17 and IFRIC 4. Based on contracts outstanding at December 31, 2018, the adoption of the new standard will result in the recognition of right-of-use assets and lease liabilities in January 2019, an amount of approximately 0.4% of consolidated total assets and approximately 1.7% of consolidated total liabilities.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment -

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group is evaluating the impact of IFRIC 23 in its consolidated financial statements and plans to adopt the new standard on the required effective date.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture -

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognised in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognised only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

Annual Improvements 2015-2017 Cycle (issued in December 2017) -

These improvements include:

IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments will apply on future business combinations of the Group.

IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured. An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1,2019, with early application permitted. These amendments are currently not applicable to the Group but may apply to future transactions.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application is permitted. Since the Group’s current practice is in line with these amendments, the Group does not expect any effect on its consolidated financial statements.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. Since the Group’s current practice is in line with these amendments, the Group does not expect any effect on its consolidated financial statements.

5.	Transactions in Soles

Transactions in Soles are completed using exchange rates published by the Superintendent of Banks, Insurance and A.F.P. As of December 31, 2018, the exchange rates for U.S. dollars published by this Institution were US$0.2968 for buying and US$0.2959 for selling (US$0.3088 for buying and US$0.3082 for selling as of December 31, 2017), and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2018 and 2017, the Group presents the following assets and liabilities originally denominated in Soles by its equivalent in U.S. dollars:

	2018	2017
	US$(000)	US$(000)

Assets
Cash and cash equivalents	11,526	6,233
Trade and other receivables	88,513	154,506
Income tax credit	24,277	24,779
Prepaid expenses	-	1,182
	124,316	186,700

Liabilities
Bank loans	-	(1,215)
Trade and other payables	(53,962)	(100,860)
Income tax payable	(2,080)	(7,088)
Provisions and contingent liability	(31,282)	(35,572)
	(87,324)	(144,735)
Net asset position	36,992	41,965

6.	Cash and cash equivalents

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Cash	347	327
Bank accounts (b)	57,078	51,953
Time deposits (c)	311,775	162,271
	369,200	214,551

(b)	Bank accounts earn interest at floating rates based on market rates.

(c)	As of December 31, 2018 and 2017, time deposits were kept in prime financial institutions, which generated interest at annual market rates and had original maturities of less than 90 days, according to the immediate cash needs of the Group.

7.	Trade and other receivables, net

(a)	Trade and other receivables, net

	2018	2017
	US$(000)	US$(000)
Trade receivables, net (b)
Domestic clients	105,225	109,543
Foreign clients	56,312	119,388
Related entities, note 30(b)	7,177	7,348
	168,714	236,279
Allowance for expected credit losses (f)	(22,013)	(22,823)
	146,701	213,456
Other receivables
Value added tax credit	49,332	74,785
Accounts receivables to third parties	24,625	27,859
Advances to suppliers	7,542	1,977
Refund applications of value added tax (c)	6,574	18,450
Tax deposits (d)	4,769	9,733
Account receivables from hedges derivatives	3,949	2,300
Related entities, note 30(b)	3,705	732
Interest receivables	3,000	1,719
Restricted bank accounts (e)	2,782	2,372
Due from for sales of assets	2,715	5,371
Tax claims	2,573	2,300
Loans to personal	1,392	1,179
Insurance claim (g)	-	3,716
Other minor	2,738	1,911
Allowance for expected credit losses (f)	(10,089)	(9,361)
	105,607	145,043
Total trade and other receivables, net	252,308	358,499

Classification by maturity:
Current portion	211,715	314,308
Non-current portion	40,593	44,191
Total trade and other receivables, net	252,308	358,499

Classification by nature:
Financial receivables	196,402	265,264
Non-financial receivables	55,906	93,235
Total trade and other receivables, net	252,308	358,499

Classification by measurement :
Trade receivables (without provisional prices)	39,152	61,188
Trade receivables (with provisional prices)	107,549	152,268
Other accounts receivables	105,607	145,043
Total trade and other receivables, net	252,308	358,499

(b)	Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired, do not yield interest and have no specific guarantees.

(c)	This item mainly corresponds current year applications that have been refunded during 2018.

(d)	Corresponds to deposits held in the Peruvian State bank which only can be used to offset tax obligations that companies have with the Tax Authorities.

(e)	These balances correspond to restricted bank accounts for payment of financial obligations held by the subsidiary Empresa de Generación Huanza S.A. (hereafter “Huanza”), according to the finance lease signed with Banco de Crédito del Perú in 2009. Below is presented the movement:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance	2,372	2,087	-
Increase in restricted bank accounts	410	285	2,087

Final balance	2,782	2,372	2,087

(f)	Below is presented the movement in the allowance for expected credit losses:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance	32,184	31,607	26,520

Provision for other receivable, note 26	1,334	-	-
Provision for trade receivables, note 24	18	676	5,087
Provision of the period	1,352	676	5,087
Write off of the period	(410)	-	-
Exchange difference	(173)	-	-
Reversals of the period, note 26	(45)	(99)	-
Other minor	(806)	-	-

Final balance	32,102	32,184	31,607

Trade receivables	22,013	22,823	22,644
Other receivables	10,089	9,361	8,963

	32,102	32,184	31,607

In the opinion of the Group’s Management, the balance of the allowance for expected credit lossesis sufficient to cover adequately the risks of failure to date of the consolidated statement of financial position.

(g)	Corresponds to the indemnity for the insurance claim of the rotor 2 of the 20X30 mill motor occurred in May 2017 of the subsidiary El Brocal. The total compensation for lost profits and consequential damages is US$38,793,000, while the associated costs for mitigation, repair and cost overruns are US$5,058,000, having a net effect on results of US$33,735,000, see note 26. As of December 31 of 2018, El Brocal has received the full amount of compensation from the insurance.

As of December 31, 2017 corresponds to the recovery income of the insurance claim that occurred in the rotor 1 of the 20x30 mill and in the conveyor belt corresponding to the incident that occurred in 2016, for approximately US$4,175,000, and the incurred cost associated amounts to US$2,985,000, resulting in a net effect of US$1,190,000.

8.	Inventory, net

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Finished goods	7,715	6,151
Products in process (b)	73,796	56,190
Spare parts and supplies	81,383	84,787
	162,894	147,128
Provision for impairment of value of inventory (c)	(23,163)	(11,603)

	139,731	135,525

Classification by use:
Current portion	135,919	132,287
Non-current portion	3,812	3,238

	139,731	135,525

(b)	Products in process include mineral deposits located in the Tajo Norte mining unit (El Brocal). The detail of this mineral as of December 31, 2018 and 2017 is presented below:

	2018		2017
	US$(000)	DMT	US$(000)	DMT

Mineral in stock piles	5,297	342,411	7,173	463,746
Fresh mineral in plant	32,506	1,818,008	11,983	835,613
Tail mineral	-	-	279	30,110
	37,803	2,160,419	19,435	1,329,469

Provision for impairment of value in mineral classified in process	(1,467)	-	(1,467)	-
	36,336	2,160,419	17,968	1,329,469

Classification by use:
Current portion	33,383		14,730
Non-current portion	2,953		3,238
	36,336		17,968

El Brocal´ Management estimates to use the non-current mineral during the years 2019 and 2020, according to the new mining plans prepared by El Brocal.

c)	The provision for impairment of value of inventory had the following movement during the years 2018, 2017 and 2016:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance	11,603	8,386	20,472

Provision for impairment of finished and in progress goods, note 21(a)	4,640	2,118	-
Reversal for impairment of finished and in progress goods (continuing operations), note 21(a)	(119)	-	(7,581)
Provision for impairment of spare parts and supplies, note 26	7,039	2,444	-
Reversal for impairment of spare parts and supplies (discontinued operations), note 1(e)	-	(1,345)	(706)
Transfer from mining units held for sale	-	-	1,448
Reversal in provision for impairment of inventories	-	-	(5,137)
Reversal for impairment of spare parts and supplies, note 26	-	-	(110)

Final balance	23,163	11,603	8,386

In the opinion of Group’s Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statements of financial position.

9.	Prepaid expenses

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Prepaid rentals (b)	27,464	28,349
Prepaid insurances	12,486	12,401
Deferred costs of works for taxes	2,407	2,013
Other prepaid expenses	1,366	2,343

	43,723	45,106

Classification by maturity:
Current portion	17,145	17,551
Non-current portion	26,578	27,555

	43,723	45,106

(b)	This item corresponds to the balance of an original prepayment of US$31 million for the lease of hydraulic installations by the subsidiary Empresa de Generacion Huanza S.A. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

10.	Investments in associates and joint ventures

(a)	This caption is made up as follows:

	Share in equity
	2018	2017	2018	2017
	%	%	US$(000)	US$(000)

Associates
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,108,284	1,124,008
Minera Yanacocha S.R.L.	43.65	45.95	271,036	324,861
Compañía Minera Coimolache S.A.	40.10	40.10	89,554	86,183
			1,468,874	1,535,052
Other minor investments			1,835	1,835
Joint ventures			2,673	-

			1,473,382	1,536,887

(b)	The table below presents the net share in profit (loss) of associates:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	(35,582)	(76,585)	(455,598)
Sociedad Minera Cerro Verde S.A.A.	23,444	68,521	66,763
Compañía Minera Coimolache S.A.	10,994	21,271	23,514

	(1,144)	13,207	(365,321)

Investments held by the Group in its associates Minera Yanacocha S.R.L. (through its subsidiary Compañía Minera Condesa S.A.) and Sociedad Minera Cerro Verde S.A.A., represent the most significant investments of the Group. Its operations are strategic to the Group's activities and participation in their results has been significant in relation to profits (losses) of the Group in the years 2018, 2017 and 2016. The following relevant information on these investments is as follows:

Investment in Minera Yanacocha S.R.L.-

The Group, through its subsidiary Compañía Minera Condesa S.A., has an interest of 43.65 percent of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”). Yanacocha is engaged in gold production and exploration and development of gold and copper in their own concessions or owned by S.R.M.L. Chaupiloma Dos de Cajamarca (subsidiary of the Group), with which signed a contract of use of mineral rights.

In addition, Yanacocha owns the Conga project which consists in two deposits of gold and porphyry of copper located at northeast of Yanacocha operating area in the provinces of Celendín, Cajamarca and Hualgayoc (Peru).

Because of local communities and political protests for potential water impacts of the project development activities and construction, the projects are suspended since November 2011. To date, Yanacocha’s management has been making only water support activities recommended by independent experts, mainly the construction of water reservoirs, before carrying out any development project.

In December 2017, Yanacocha acquired 63.92 million of shares (share of 5%) held by International Finance Corporation (IFC) in Yanacocha, for an amount of US$47.9 million. In June 2018, Sumitomo Corporation (Sumitomo) paid US$48 million for the five percent stake in the ownership interest in Yanacocha for the proportion held prior to the repurchase of the IFC’s ownership stake in December. As a result of that acquisition, the Company recognized a lower value with respect to Yanacocha's equity participation.

The table below presents key financial data from the financial statements of Yanacocha under IFRS:

	2018	2017
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	960,758	1,055,135
Non-current assets	1,086,714	964,260
Current liabilities	(128,170)	(123,315)
Non-current liabilities	(1,335,579)	(1,236,965)

Shareholders’ equity, reported	583,723	659,115

Groups’ interest	254,795	302,863
Goodwill	16,241	21,998

	271,036	324,861

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:

Net sales	657,358	645,176	761,193

Net loss from continued operations	(81,517)	(175,454)	(1,043,752)

Share in results	(35,582)	(76,585)	(455,598)

Evaluation of impairment in investments –

During 2018 and 2017, the Yanacocha´s Management evaluated and concluded that there are no indicators of impairment of its long-lived assets; in addition, the Group’s management determined that there was no objective evidence that its investment in Yanacocha might be impaired as of December 31, 2018 and 2017.

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

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2018	2017
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,485,537	1,563,874
Non-current assets	6,069,175	6,127,133
Current liabilities	(408,754)	(510,790)
Non-current liabilities	(2,037,086)	(1,991,055)

Shareholders’ equity, reported	5,108,872	5,189,162

Group’s interest	1,000,521	1,016,245
Goodwill	107,763	107,763

	1,108,284	1,124,008

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:

Revenue	3,054,026	3,202,931	2,384,154

Net income from continued operations	119,710	349,881	340,907

Share in results	23,444	68,521	66,763

Market capitalization:

As of December 31, 2018 and 2017, total market capitalization of shares maintained by the Group in Cerro Verde was US$1,426.0 million and US$2,036.0 million, respectively (market capitalization value by each share of US$20.8 and US$29.70, respectively).

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2018	2017
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	99,887	101,668
Non-current assets	261,782	278,866
Current liabilities	(39,204)	(44,411)
Non-current liabilities	(86,103)	(106,332)

Shareholders’ equity, reported	236,362	229,791

Adjustments to conform to the accounting policies of the Group	(13,003)	(14,843)

Shareholders’ equity, adjusted	223,359	214,948

Group’s interest	89,554	86,183

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Revenue	225,447	203,790	198,873

Net income from continued operations	25,584	50,787	56,856
Adjustments to conform to the accounting policies	1,837	2,265	1,790

Net income, adjusted	27,421	53,052	58,646

Share in results	10,994	21,271	23,514

11.	Mining concessions, development costs, property, plant and equipment, net

(a)	Below is presented the movement:

	Balance as of January 1, 2017	Additions	Disposals	Sales	Reclassifications and transfers	Balance as of December 31, 2017	Additions	Disposals	Sales	Reclassifications and transfers	Balance as of December 31, 2018
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Lands	22,958	-	-	-	(268)	22,690	783	(462)	-	(1,250)	21,761
Mining concessions	198,009	2	-	(15,000)	(31,138)	151,873	-	-	-	-	151,873
Development costs	652,392	69,335	-	(10,107)	431	712,051	32,059	(2,656)	-	1,805	743,259
Buildings, constructions and other	1,109,167	835	(387)	(28,751)	198,387	1,279,251	-	(2,837)	-	66,207	1,342,621
Machinery and equipment	986,032	2,579	(3,749)	(50,097)	(5,742)	929,023	-	(182)	(9,205)	38,830	958,466
Transportation units	10,416	11	(190)	(1,079)	788	9,946	42	(138)	(510)	1,545	10,885
Furniture and fixtures	14,047	31	(157)	(487)	468	13,902	-	-	(193)	(403)	13,306
Units in transit	30,051	2,822	-	-	(28,124)	4,749	11	-	-	(2,078)	2,682
Work in progress	105,788	173,333	-	(190)	(177,809)	101,122	67,096	(3,450)	-	(108,106)	56,662
Stripping activity asset (e)	124,467	18,282	(13,573)	-	1,271	130,447	11,279	-	-	-	141,726
Mine closure costs	247,889	10,594	-	(17,195)	-	241,288	61,239	-	-	(18,365)	284,162
	3,501,216	277,824	(18,056)	(122,906)	(41,736)	3,596,342	172,509	(9,725)	(9,908)	(21,815)	3,727,403
Accumulated depreciation and amortization:
Lands	-	-	-	-	1,249	1,249	-	-	-	(1,249)	-
Mining concessions	77,466	8	-	(13,845)	(23,390)	40,239	10	-	-	-	40,249
Development costs	241,636	30,886	-	(7,910)	(1,490)	263,122	35,433	-	-	(2)	298,553
Buildings, construction and other	455,678	73,314	(115)	(28,208)	6,168	506,837	84,244	-	-	562	591,643
Machinery and equipment	558,061	74,744	(2,662)	(41,595)	(6,099)	582,449	93,722	(177)	(8,659)	(1,978)	665,357
Transportation units	8,792	837	(114)	(1,057)	(68)	8,390	745	(85)	(436)	(15)	8,599
Furniture and fixtures	9,172	1,109	(152)	(236)	(13)	9,880	644	-	(187)	(214)	10,123
Stripping activity asset	18,729	16,343	-	-	6,623	41,695	28,820	-	-	3	70,518
Mine closure costs	141,275	25,254	-	(8,408)	-	158,121	10,350	-	-	-	168,471
	1,510,809	222,495	(3,043)	(101,259)	(17,020)	1,611,982	253,968	(262)	(9,282)	(2,893)	1,853,513
Provision for impairment of long-lived assets:
Mine closure costs	10,990	17,916	-	(8,785)	-	20,121	-	(5,693)	-	(1,221)	13,207
Development costs	9,487	2,864	-	(2,198)	-	10,153	-	-	-	-	10,153
Mining concessions, development costs, property, plant and other	9,905	840	-	(6,214)	-	4,531	-	(2,837)	-	1,221	2,915
	30,382	21,620	-	(17,197)	-	34,805	-	(8,530)	-	-	26,275

Net cost	1,960,025					1,949,555					1,847,615

(b)	Impairment of long-lived assets

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

During 2018, as a result of the derecognition of assets in Shila mining unit, the Company recorded a reversal in the provision for impairment for US$2.8 million. The provision was initially recorded in 2016.

During 2018, La Zanja recorded a reversal for the impairment provision for US$5,693,000 (as of December 31, 2017, the Company recorded a provision for US$21,620,000) as a result of the analysis of the recoverable amount. The main factors considered in the impairment analysis were reserves and mining useful lives. The recoverable amounts of La Zanja are based in Managements estimations of the value in use.

During 2017, as a result of the sale of the mining units of Breapampa and Recuperada, as well as the sale of the assets of the Shila Paula mining unit, the Group recorded a reversal of impairment losses by US$7.4 million, US$7.1 million and US$2.7 million, respectively, see note 1(e).

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

Estimates prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

	2019	2020-2023
	US$	US$

Gold	1,250 /Oz	1,300 /Oz
Silver	16 /Oz	17 /Oz
Copper	6,750 /MT	7,000 /MT
Lead	2,100 /MT	2,100 /MT

Discount rate: In calculating the value in use, pre-tax discount rates of 7.29%, 7.83%, and 13.32% were applied to the pre-tax cash flows of Buenaventura, La Zanja, and El Brocal, respectively. These discount rates are derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on its interest bearing borrowings the Group is obliged to service. The beta factors are evaluated annually based on publicly available market data.

(c)	The book value of assets held under finance leases, and assets under trustworthy equity (see note 1(d)), amounted to US$337.3 million as of December 31, 2018 (US$522.0 million as of December 31, 2017) and is presented in various items of property, plant and equipment. During the year 2018 and 2017 no acquisitions of assets under lease agreements were made. Leased assets are pledged as security for the related finance lease liabilities.

(d)	During 2018, no finance costs were capitalized. During 2017, US$5.8 million were capitalized and is presented under investing activities in the consolidated statements of cash flows, using an average rate of 4.19 percent.

(e)	In mid-2016, a landslide occurred in the west wall of the Tajo Norte; consequently, it was decided not to mine this area due to stability and operational design issues. According to the distribution of reserves, this area (Phase 10) contained 5.5 MT of ore and 9.2 MT of waste valued at US$13,573,000, which were withdrawn from the reserves in the year 2017.

12.	Other assets, net

(a)	Below is presented the movement:

	Balance as of January 1, 2017	Additions	Balance as of December 31, 2017	Additions	Transfers	Balance as of December 31, 2018
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Patents and industrial property (b)	9,558	4,122	13,680	2,642	(4,599)	11,723
Software licenses	6,457	2,359	8,816	1,448	(96)	10,168
Rights of use	7,331	522	7,853	4,439	-	12,292

	23,346	7,003	30,349	8,529	(4,695)	34,183
Accumulated amortization:
Software licenses	1,995	383	2,378	596	-	2,974
Rights of use	3,632	1,578	5,210	738	-	5,948

	5,627	1,961	7,588	1,334	-	8,922

Net cost	17,719		22,761			25,261

(b)	The copper plant project is a technological initiative of the Company to develop a viable technical and economic solution for the treatment of complex copper concentrates. This project comprises several stages of development from a laboratory level, pilot to a demonstration stage.

13.	Bank loans

The movement is presented below:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance	96,215	55,000	285,302

New loans	95,000	341,215	200,500
Disbursements	(95,000)	(300,000)	(442,957)
Sale of subsidiary	(1,215)	-	-
Exchange difference	-	-	12,155

Final balance	95,000	96,215	55,000

As of December 31, 2018 and 2017, bank loans were obtained for working capital purposes, have current maturity and accrue interest at market annual rates ranging from 2.00% to 3.13% as of December 31, 2018 (1.15% to 6.85% as of December 31, 2017).

14.	Trade and other payables

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	154,998	194,742
Related entities, note 30(b)	36	15
	155,034	194,757
Other payables
Remuneration and similar benefits payable	10,531	11,585
Taxes payable	9,102	9,405
Interest payable	7,464	7,152
Royalties payable to the Peruvian State	2,171	4,571
Dividends payable (c)	663	730
Related entities, note 30(b)	20	62
Other liabilities	3,738	5,756
	33,689	39,261

Total trade and other payables	188,723	234,018

Classification by maturity:
Current portion	188,084	233,355
Non-current portion	639	663

Total trade and other payables	188,723	234,018

Classification by nature:
Financial payables	177,450	220,042
Non-financial payables	11,273	13,976
Total trade and other payables	188,723	234,018

(b)	Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secured.

(c)	The movement of dividends payable is presented below:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance	730	1,018	1,044
Declared dividends to controlling shareholders, note 17(d)	22,860	22,099	7,621
Dividends paid to controlling shareholders	(22,860)	(22,099)	(7,621)
Declared dividends to non-controlling shareholders	5,560	6,036	7,400
Dividends paid to non-controlling shareholders	(5,560)	(6,036)	(7,400)
Expired dividends	(44)	(327)	(30)
Other minor	(23)	39	4

Final balance	663	730	1,018

15.	Provisions and contingent liabilities

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (b)	225,877	200,183
Provision for bonus to employees and officers	18,620	2,331
Provision for obligations with communities (c)	5,878	19,376
Provision for safety contingencies	4,877	3,898
Provision for labor contingencies	4,042	2,963
Provision for environmental liabilities	3,768	5,534
Board of Directors’ participation	2,108	1,273
Workers’ profit sharing payable	1,772	3,569
Provision for environmental contingencies	234	1,233
Other provisions	758	1,364

	267,934	241,724

Classification by maturity:
Current portion	68,172	76,847
Non-current portion	199,762	164,877

	267,934	241,724

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2018	2017
	US$(000)	US$(000)

Beginning balance	200,183	206,462

Changes (additions and deductions) in estimates
Continuing mining units, note 11(a)	42,874	10,594
Discontinued mining units, note 1(e)	6,013	12,701
Exploration projects, note 26(a)	(2,433)	891

Accretion expense:
Continuing mining units, note 27(a)	4,911	4,360
Exploration projects, note 27(a)	71	22
Discontinued mining units, note 1(e)	54	215

Disbursements	(25,796)	(23,292)
Sale of mining units, note 1(e)	-	(11,770)

Final balance	225,877	200,183

Classification by maturity:
Current portion	30,524	39,826
Non-current portion	195,353	160,357

	225,877	200,183

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2019 and 2041. These estimates are based on studies prepared by independent advisers that meet the environmental regulations in effect.

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

As of December 31, 2018, the future value of the provision for closure of mining units and exploration projects was US$280.3 million, which has been discounted using annual risk-free rates from minimums of 1.98 and 4.74 to a maximum of 4.74 percent in periods of 1 to 23 years. The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2018, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$119.7 million (US$109.6 million as of December 31, 2017) to secure current mine closure plans of its mining units and exploration projects up to date.

(c)	The provisions for obligations with the communities decrease mainly due to the negotiations made by the Company in its operating units, which begin and were recorded in 2017.

16.	Financial obligations

(a)	This caption is made up as follow:

	2018	2017
	US$(000)	US$(000)

Compañía de Minas Buenaventura S.A.A.(c)
BBVA Banco Continental	61,667	61,667
Banco de Crédito del Perú	61,667	61,667
CorpBanca New York Branch	61,666	61,666
Banco Internacional del Perú	30,000	30,000
ICBC Perú Bank	25,000	25,000
Banco Latinoamericano de Comercio Exterior S.A.	20,000	20,000
Banco de Sabadell, Miami Branch	15,000	15,000
	275,000	275,000
Debt issuance costs	(3,618)	(2,425)
	271,382	272,575
Sociedad Minera El Brocal S.A.A.

Banco de Crédito del Perú – Finance leaseback	94,490	119,464
Debt issuance costs	(976)	(1,377)
	93,514	118,087
Mid-term financial obligation	75,000	80,000
	168,514	198,087
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease	147,166	162,411

Contacto Corredores de Seguros S.A.
BBVA Banco Continental S.A. – Finance lease	-	10

Total financial obligations	587,062	633,083

Classification by maturity:
Current portion	46,166	83,991
Non-current portion (e)	540,896	549,092

Total financial obligations	587,062	633,083

(b)	On June 27, 2016, Buenaventura entered into a long-term finance contract with seven Peruvian and foreign banks, with the following terms and conditions:

-	Principal: US$275,000,000.
-	Annual interest rate: Three-month Libor plus 3%.
-	Term: 5 years since June 30, 2016, with final maturity in June 30, 2021.
-	Grace Period: Two years.
-	Amortization: 6 semiannual installments of US$39,285,714 since July 2018 and a final payment of US$39,285,716 in June 2021.
-	Guarantee: None. The subsidiaries Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A. are the guarantors.

As part of the commitments, the Group must meet certain consolidated financial ratios. The main ratios are the following:

(i)	Debt service coverage ratio: Higher than 4.
(ii)	Leverage ratio: Less than 3 times since June 30, 2017.
(iii)	Net consolidated equity value: Higher than US$2,711,388,800.

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

On March 28, 2018, Buenaventura restructured its financial obligation by modifying some of the clauses as follows:

-	Annual interest rate: Libor of three months plus 2.15% (3% as of December 31, 2017).
-	Term: 4 years from April 2018, due in April 2022 (as of December 31, 2017, they were 5 years as of June 30, 2016, with final maturity on June 30, 2021).
-	Amortization of credit: 5 semi-annual installments of US$55 million each since as of April 2020 (as of December 31, 2017 were 6 semi-annual installments of US$39,285,714 as of July 2018 and a final installment of US$39,285,716 in June of 2021).

The compliance of the terms described above is overseen by the Company´s Management. As of December 31, 2018 and 2017, the Company complies with the above financial ratios.

(c)	Finance leaseback -

On June 9, 2015, the Board of Directors of El Brocal approved the modification of the debt and new payment schedule of the leaseback through sale contracts through the sale of assets with the same value including equipment, machinery and processing plant located in the Colquijirca mining unit. During 2017, El Brocal negotiate a reduction in the fixed rate of the finance leaseback, and agreed the modification of the payment schedule under the following terms and conditions:

-	Principal: US$166,500,000.
-	Annual interest rate: Nine-month Libor plus 2.75 percent.
-	Term: 5.5 years since June 23, 2015, with final maturity in December 2021.
-	Amortization: Through 22 quarterly variable installments.

In connection with the above financing, El Brocal must comply the following financial ratios:

(i)	Debt service coverage ratio: Higher than 1.3.
(ii)	Leverage ratio: Less than 1.0 times.
(iii)	Debt ratio: Less than 2.0 times.

These sales agreements with a subsequent financial lease are guaranteed by a trust agreement related to collection rights, sales contracts, cash flows for sales contracts and one related to the assets indicated in the contract.

Mid-term loan contract –

On October 23, 2017, El Brocal signed a mid-term loan agreement with the Banco de Credito del Peru for US$80,000,000, which accrues interest at an annual rate of 3.65 percent, for a 5-year term. The objective of this financing was the payment of short-term financial obligations maintained with the Banco de Credito del Peru and for working capital.

As part of the commitments agreed, El Brocal must comply with the following financial indicators as of December 31, 2018 and 2017:

(i)	Debt service coverage ratio: Higher than 1.3.
(ii)	Leverage ratio: Less than 1.0 times.
(iii)	Debt ratio: Less than a 2.25 times.

(d)	On December 2, 2009, Empresa de Generación Huanza S.A. entered into a finance lease contract with Banco de Crédito del Perú. In the year 2017, Huanza negotiate a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: US$119,000,000.
-	Annual interest rate: Three-month Libor plus 2.75 percent. (Three-month Libor plus 4.60 percent as of December 31, 2017).
-	Term: 6 years since August 2014, with final maturity in November 2020.
-	Guarantee: Leased equipment.
-	Amortization: Through 26 quarterly variable installments and a final payment of US$44,191,000.

On June 30, 2014, Banco de Credito del Perú extended the finance lease contract above mentioned, through the addition of a new tranche. In the year 2017, Huanza negotiate a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: US$103,373,000.
-	Annual interest rate: Three-month Libor plus 2.75 percent. (Three-month Libor plus 4.70 percent as of December 31, 2017).
-	Term: 6 years since August 2014, with final maturity in November 2020.
-	Guarantee: Leased equipment.
-	Amortization: Through an initial installment of US$18,373,000, 26 quarterly variable installments and a final installment of US$68,905,000.

In addition, Huanza have granted a security interest for 100 percent of shares.

According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-	Debt Service Coverage Ratio greater than 1.1.
-	Minimum Net Worth of US$30,000,000.

(e)	The long-term portion of the financial obligations held by the Group matures as follows:

	2018	2017
	US$(000)	US$(000)

Between 1 and 2 years	278,397	125,215
Between 2 and 5 years	266,625	427,680
	545,022	552,895
Debt issuance costs	(4,126)	(3,803)

	540,896	549,092

(f)	Below is presented the movement:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance	633,083	592,342	353,710
Accrual of debt issuance costs in results, note 27(a)	1,024	909	-
Payments	(45,222)	(32,599)	(33,476)
Increase in interest for debt restructuring	(2,207)	-	-
Exchange difference	384	(165)	17
New obligations	-	80,000	275,210
Accrual of debt issuance costs capitalized	-	272	(3,119)
Sale of asset under lease agreement	-	(7,196)	-
Increase of debt issuance costs, note 27(a)	-	(480)	-

Final balance	587,062	633,083	592,342

17.	Shareholders’ equity, net

(a)	Capital stock -

The Group’s share capital is stated in Soles and consists of common shares with voting rights, with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock as of December 31, 2018 and 2017:

	Number of shares	Capital stock	Capital stock
		S/(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/53.60 per share as of December 31, 2018 (S/45.00 per share as of December 31, 2017). These shares present trading frequencies of 35 and 25 percent in the years 2018 and 2017, respectively.

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled neither to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividends distribution. The table below presents the composition of the investment shares as of December 31, 2018 and 2017:

	Number of shares	Investment shares	Investment shares
		S/(000)	US$(000)

Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)

	271,677	2,717	791

The market value of the investment shares amounted to S/19.60 per share as of December 31, 2018 (S/22.10 per share as of December 31, 2017). These shares did not present a trading frequency in 2018 and 2017.

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

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$44,000 in the year 2018 (US$327,000 and US$30,000 in the years 2017 and 2016, respectively) as a result of the expired dividends.

(d)	Dividends declared and paid -

The table below presents the dividends declared and paid in 2018, 2017 and 2016:

Meetings	Date	Dividends declared and paid	Dividend per share
		US$(000)	US$

2018 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	8,269	0.03
Less - Dividends of treasury shares		(648)
		7,621

Board of Directors’ Meeting	October 25	16,538	0.06
Less - Dividends of treasury shares		(1,299)
		15,239
		22,860

2017 Dividends
Mandatory Annual Shareholders’ Meeting	March 28	15,711	0.056
Less - Dividends of treasury shares		(1,232)
		14,479

Board of Directors’ Meeting	October 27	8,269	0.030
Less - Dividends of treasury shares		(649)
		7,620
		22,099

2016 Dividends
Board of Directors’ Meeting	October 27	8,269	0.03
Less - Dividends of treasury shares		(648)
		7,621

According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

Dividends declared by S.M.R.L. Chaupiloma Dos de Cajamarca corresponding to non-controlling interest were US$5,560,000, US$6,036,000 and US$7,400,000 for the years 2018, 2017 and 2016, respectively.

(e)	Basic and diluted profit (loss) per share -

Profit (loss) per share is calculated by dividing net profit (loss) for the period by the weighted average number of shares outstanding during the year.

The calculation of profit (loss) per share attributable to the equity holders of the parent is presented below:

	2018	2017	2016

Profit (loss) net (numerator) - US$	(13,445,000)	60,823,000	(323,492,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867

Profit (loss) net per basic share and diluted - US$	(0.05)	0.24	(1.27)

The calculation of profit (loss) per share from continuing operations attributable to the equity holders of the Parent is presented below:

	2018	2017	2016

Profit (loss) net (numerator) - US$	(6,242,000)	70,921,000	(304,419,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867

Profit (loss) net per basic share and diluted - US$	(0.02)	0.28	(1.20)

The common and investment shares outstanding at the close of 2018, 2017 and 2016 were 253,986,867.

18.	Subsidiaries with material non-controlling interest

(a)	Financial information of main subsidiaries that have material non-controlling interest are provided below:

	Country of incorporation and operation	2018	2017	2016
		%	%	%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57	38.57	38.67
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00	40.00	40.00
Minera La Zanja S.R.L.	Peru	46.94	46.94	46.94
Apu Coropuna S.R.L.	Peru	30.00	30.00	30.00

F-66

	2018	2017	2016
	US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	176,978	165,032	167,986
Minera La Zanja S.R.L.	42,295	48,642	55,613
S.M.R.L. Chaupiloma Dos de Cajamarca	1,800	1,693	1,906
Apu Coropuna S.R.L.	164	223	678
Other minor	-	-	(61)

	221,237	215,590	226,122

Profit (loss) allocated to material non-controlling interest:
S.M.R.L. Chaupiloma Dos de Cajamarca	5,667	5,827	6,950
Sociedad Minera El Brocal S.A.A.	2,880	4,246	(13,426)
Minera La Zanja S.R.L.	(6,346)	(6,006)	2,342
Apu Coropuna S.R.L.	(410)	(454)	(157)
Other minor	-	(1)	(31)

	1,791	3,612	(4,322)

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

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2018:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.	Other minor
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	170,274	126,878	7,154	2,263	-
Non-current assets	603,280	31,841	-	182	-
Current liabilities	(123,052)	(25,834)	(2,653)	(1,165)	-
Non-current liabilities	(217,683)	(42,781)	-	(740)	-

Total shareholders’ equity, net	432,819	90,104	4,501	540	-

Attributable to:
Shareholders of the Group	255,841	47,808	2,701	377	-
Non-controlling interests	176,978	42,296	1,800	163	-

	432,819	90,104	4,501	540	-

Statements of financial position as of December 31, 2017:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.	Other minor
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	146,865	134,758	6,640	1,440	665
Non-current assets	645,729	55,873	-	189	30
Current liabilities	(159,190)	(38,807)	(2,407)	(143)	(29)
Non-current liabilities	(229,709)	(48,201)	-	(740)	(2)

Total shareholders’ equity, net	403,695	103,623	4,233	746	664
Attributable to:
Shareholders of the parent	239,925	54,981	2,540	523	664
Non-controlling interests	165,032	48,642	1,693	223	-

	404,957	103,623	4,233	746	664

Statements of profit or loss for the years 2018, 2017 and 2016:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.	Other minor
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2018 -
Revenues	332,298	96,611	20,385	-	-
Net profit (loss)	6,305	(13,519)	14,168	(1,369)	-
Attributable to non-controlling interests	2,880	(6,346)	5,667	(410)	-

Year 2017 -
Revenues	322,653	165,319	20,739	-	-
Net profit (loss)	10,386	(12,795)	14,568	(1,515)	386
Attributable to non-controlling interests	4,246	(6,006)	5,827	(454)	(1)

Year 2016 -
Revenues	230,611	178,922	24,339	-	-
Net profit (loss)	(32,782)	4,865	17,366	(523)	(410)
Attributable to non-controlling interests	(13,426)	2,342	6,950	(157)	(31)

Statements of cash flow for the years 2018, 2017 and 2016:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)

Year 2018 -
Operating activities	74,985	10,323	14,066	(572)
Investing activities	(29,546)	(13,160)	-	-
Financing activities	(29,974)	-	(13,900)	-

	15,465	(2,837)	166	(572)

Year 2017 -
Operating activities	60,525	139,155	15,093	(185)
Investing activities	(64,343)	(17,326)	-	-
Financing activities	18,096	(32,077)	(15,090)	1,477

	14,278	89,752	3	1,292

Year 2016 -
Operating activities	(9,151)	11,839	18,178	(1,895)
Investing activities	(37,935)	(14,994)	-	-
Financing activities	48,021	-	(18,500)	2,717

	935	(3,155)	(322)	822

19.	Tax situation

(a)	Current tax regime -

The Company and its Peruvian subsidiaries are subject to the Peruvian tax regime. By means of Law N° 1261 enacted on December 10, 2016, the Peruvian government introduced certain amendments to the Income Tax Law, effective January 1, 2017. The most relevant are listed below:

-	A corporate income tax rate of 29.5% is set.
-	A tax of 5% of the income tax is established to the dividends or any other form of distribution of profits. The rate applicable to dividends will be considered taking into account the year in which the results or profits that form part of the distribution has been obtained, according to the following: 4.1% with respect to the results obtained until December 31, 2014; 6.8% with respect to the results obtained during the years 2015 and 2016; and 5% with respect to the results obtained from January 1, 2017.
-	It has been established that the distribution of dividends to be made corresponds to the oldest retained earnings.

The main tax regulations issued during 2018 are the following:

-	Since January 1, 2019, the applicable treatment of royalties and remuneration for services rendered by non-domiciled was modified (Legislative Decree No. 1369).

-	The rules that regulate the obligation of legal persons and / or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established.

In July 2018, Law 30823 was published. Under this Law, the Congress delegated to the Executive Power the power to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:

(i)	The Tax Code was modified in order to provide greater guarantees to taxpayers in the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide the Tax Administration with tools for its effective implementation.

(ii)	Rules have been established for the accrual of income and expenses for tax purposes since January 1, 2019. Until 2018, there was no normative definition of this concept, so in many cases, accounting rules were used for its interpretation.

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax (VAT) returns for the following years are open to review by the Tax Authorities:

Entity	Years open to review by the Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2015-2018
Compañía Minera Condesa S.A.	2014-2018
Compañía Minera Colquirrumi S.A.	2014-2018
Consorcio Energético de Huancavelica S.A.	2014-2018
Contacto Corredores de Seguros S.A.	2014-2018
El Molle Verde S.A.C.	2014-2018
Empresa de Generación Huanza S.A.	2015-2018
Inversiones Colquijirca S.A.	2014-2018
Minera La Zanja S.R.L.	2014,2016-2018
Sociedad Minera El Brocal S.A.A.	2014-2018
S.M.R.L. Chaupiloma Dos de Cajamarca	2014-2018
Procesadora Industrial Río Seco S. A.	2014-2018
Apu Coropuna S.R.L.	2014-2018
Cerro Hablador S. A. C.	2014-2018
Minera Azola S. R. L.	2014-2018

As of the date of issuance of this report, Compañía de Minas Buenaventura S.A.A. is been audited by the Tax Administration for the income tax of the year 2013 and the VAT for the period January to December 2014, and the subsidiary El Brocal is been audited for the year 2015.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In management's opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2018 and 2017.

The open tax process of the Group and its associates are presented in note 29(g).

(c)	Tax-loss carryforwards -

As of December 2018 and 2017, the tax-loss carryforward determined by the Group amounts to approximately S/1,550,156,000 and S/1,346,118,000, respectively (equivalent to US$458,762,000 and US$398,378,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses with an annual cap equivalent to 50 percent of net future taxable income.

The Group has decided to recognize a deferred income tax asset related to the tax-loss carryforward of those companies where is more likely than not that the tax-loss carryforward can be used to compensate future taxable net income.

(d)	Transfer pricing -
For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Group's operations. The Group’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 2018 and 2017.

20.	Net sales

(a)	The Group’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Revenues by geographic region:
Metal and concentrates sales -
Peru	537,816	551,243	396,733
America	370,624	471,863	397,795
Asia	120,519	120,719	97,467
Europe	100,792	81,333	121,929

	1,129,751	1,225,158	1,013,924

Services -
Peru	23,712	14,903	28,782
America	289	14,794	-
	24,001	29,697	28,782

Royalties -
Peru	20,385	20,739	24,339

	1,174,137	1,275,594	1,067,045

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Revenues by type of good or services:
Sales by metal -
Gold	411,926	511,434	440,603
Silver	369,167	409,775	385,989
Copper	274,761	268,527	224,649
Zinc	174,048	188,023	142,425
Lead	89,059	94,955	58,690
Manganese sulfate	6,655	6,317	5,982
Indium	-	66	-
	1,325,616	1,479,097	1,258,338
Commercial deductions	(195,865)	(253,939)	(244,414)
	1,129,751	1,225,158	1,013,924
Sales by services -	24,001	29,697	28,782
Royalties income -	20,385	20,739	24,339

Total revenue from contracts with customers	1,174,137	1,275,594	1,067,045

Revenues by timing of revenue recognition:
Goods transferred at a point in time	1,129,751	1,225,158	1,013,924
Services transferred over time	24,001	29,697	28,782
Royalties at a point of time	20,385	20,739	24,339

	1,174,137	1,275,594	1,067,045

(b)	Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the consolidated statement of profit or loss:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Contracts with customers for sale of goods	1,129,751	1,225,158	1,013,924
Adjustments to prior period liquidations	857	919	4,611
Fair value of accounts receivables	(6,215)	8,786	880
Hedge operations	(1,398)	(10,921)	(3,745)
Net sale of goods	1,122,995	1,223,942	1,015,670

Contracts with customers for sale of services	24,001	29,697	28,782
Net sale of services	24,001	29,697	28,782

Contracts with customers for royalty income	20,385	20,739	24,339
Royalty income	20,385	20,739	24,339

	1,167,381	1,274,378	1,068,791

(c)	Performance obligations -

The performance obligation of the sale of goods is satisfied upon delivery of the goods and payment is generally due within 30 to 90 days from delivery. Performance obligation of services is satisfied over-time and payment is generally due upon completion and acceptance of service.

(d)	Concentration of sales -

In 2018, the three customers with sales of more than 10 percent of total net sales represented 32, 13 and 11 percent from the total net sales of the Group (three customers by 28, 15 and 10 percent during 2017; three customers by 28, 22 and 22 percent during 2016). As of December 31, 2018, 43 percent of the accounts receivable correspond to these customers (49 percent as of December 31, 2017). These customers are related to the mining business.

The Group's sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have long-term sales contracts that guarantee supplying them the production from the Group’s mines.

21.	Cost of sales, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	37,640	58,633	69,932

Cost of production
Services provided by third parties	245,705	262,195	211,325
Consumption of materials and supplies	136,991	134,070	100,401
Direct labor	96,612	87,886	72,344
Electricity and water	51,226	44,345	41,989
Transport	24,805	16,254	10,880
Maintenance and repair	24,459	22,839	17,792
Rentals	31,156	26,591	10,852
Insurances	11,550	6,637	4,347
Provision (reversal) for impairment of finished goods and product in progress, note 8(c)	4,521	2,118	(7,581)
Cost of concentrate purchased to third parties	-	439	2,958
Other production expenses	10,025	10,464	9,789
Total cost of production of the period	637,050	613,838	475,096
Final balance of products in process and finished goods, net of depreciation and amortization	(49,206)	(45,038)	(47,216)
Cost of sales of goods, without considering depreciation and amortization	625,484	627,433	497,812

(b)	The cost of services is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Direct labor	2,128	7,398	5,983
Consumption of materials and supplies	675	1,026	868
Maintenance and repair	543	946	217
Services provided by third parties	382	1,782	1,689
Electricity and water	249	586	633
Rentals	92	423	480
Insurances	86	246	212
Transport	50	98	213
Other	113	449	459

	4,318	12,954	10,754

22.	Exploration in operating units

This caption is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	5,157	5,309	3,106

Exploration in operating units
Services provided by third parties	71,927	79,837	81,464
Consumption of materials and supplies	8,605	8,236	12,685
Direct labor	2,446	2,373	1,974
Rentals	2,072	1,527	1,608
Electricity and water	1,524	1,328	21
Maintenance and repair	450	100	62
Transport	192	587	317
Depreciation and amortization	23	-	-
Other	784	109	379
Total exploration in operating units	88,023	94,097	98,510
Final balance of products in process and finished goods, net of depreciation and amortization	(2,837)	(4,478)	(5,467)

Exploration in operating units	90,343	94,928	96,149

23.	Mining royalties

This caption is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Sindicato minero de Orcopampa S.A., note 29(b)	12,122	20,165	19,824
Royalties paid to the Peruvian State	9,404	11,052	7,787

	21,526	31,217	27,611

24.	Administrative expenses

This caption is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Personnel expenses	34,656	36,265	29,617
Professional fees	15,324	12,663	11,696
Sundry charges	7,450	10,375	15,295
Rentals	5,818	5,412	4,870
Board of Directors’ participation	3,252	1,422	1,140
Maintenance and repairs	2,732	2,657	1,076
Subscriptions and quotes	1,938	1,428	697
Donations	1,617	3,006	4,280
Communications	1,512	1,376	1,557
Depreciation and amortization	1,295	1,146	254
Transport	1,212	989	310
Insurance	645	3,911	3,023
Travel and mobility	467	1,053	914
Consumption of materials and supplies	436	616	416
Canons and tributes	388	602	1,460
Allowance for expected credit losses, note 7(f)	18	676	5,087

	78,760	83,597	81,692

25.	Exploration in non-operating areas

This caption is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Services provided by third parties	22,764	5,401	13,629
Personnel expenses	4,830	4,064	3,908
Lands	1,867	1,781	-
Rentals	1,524	1,171	578
Consumption of materials and supplies	1,420	582	768
Other expenses	3,902	5,263	7,706

	36,307	18,262	26,589

26.	Other, net

(a)	This caption is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Other income
Insurance claim recovery, note 7(g)	33,735	1,190	2,936
Sale of supplies and merchandise to third parties	46,136	54,505	50,973
Sale of investment in subsidiary, note 1(d)	7,097	-	-
Changes in provisions for exploration projects, note 15(b)	2,433	-	-
Sale of assets to third parties	3,863	369	21,730
Sale of services to third parties	3,512	2,566	1,840
Income from previous years	1,517	2,737	1,086
Recovery of expenses from previous years	81	68	3,171
Income from rental of investment properties	45	235	1,821
Expiration of allowance for expected credit losses, note 7(f)	45	99	-
Sale of assets to related parties, note 30(a)	30	336	-
Sale of supplies related parties, note 30(a)	27	4	1
Sale of investment properties (b)	-	11,250	-
Recovery of provision for depreciation of supplies, note 8(c)	-	-	110
Other minor income	4,099	14,469	11,639

	102,620	87,828	95,307

Other expenses
Disposal cost of sale of supplies and merchandise to third parties	(57,897)	(60,242)	(49,890)
Net cost of transfer of investments, note 1(d)	(11,178)	(1,706)	-
Direct expenses	(11,000)	(5,998)	(4,350)
Provision for loss of value of supplies, note 8(c)	(7,039)	(2,444)	-
Withdrawals and disposals of property, machinery and equipment, note 11(a)	(6,626)	(15,013)	(1,635)
Allowance for expected credit losses, note 7(f)	(1,334)	-	-
Net cost of property, machinery and equipment to third parties	(626)	-	(2,131)
Net cost of investment properties (b)	-	(9,575)	-
Changes in provision for exploration projects, note 15(b)	-	(891)	-
Other minor expenses	(11,932)	(5,548)	(18,344)

	(107,632)	(101,417)	(76,350)

	(5,012)	(13,589)	18,957

(b)	During 2017 the subsidiary Buenaventura Ingenieros S.A. (hereinafter "BISA") sold to a third party its investment properties located in the El Derby Capital Building, district of Surco.

27.	Finance costs and finance revenues

(a)	Finance costs and finance revenues:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Finance revenues:
Interest on time deposits	5,176	1,050	358
Interests on tax claims	1,701	153	487
Interests on third parties loans	561	813	489
Interests on loans to associates, note 30(a)	92	1,685	4,164
Dividends income	-	-	589
Income from financial instruments	-	-	743
Other finance revenues	341	43	-

	7,871	3,744	6,830
Unrealized variation of the fair value related to contingent consideration liability (b)	1,815	1,773	-

Total finance revenues	9,686	5,517	6,830

Finance costs:
Interest on borrowings	31,538	27,052	18,668
Banking expenses	729	552	319
Tax on financial transactions	173	180	159
Interest on loans	2	1,056	4,643
Increase in debt issuance costs, note 16(f)	-	480	-
Interest on commercial obligations	-	5	496
Other finance costs	8	7	830
	32,450	29,332	25,115
Accrual of the present value for mine closure, note 15(b)	4,982	4,382	4,116
Accrual of debt issuance costs, note 16(f)	1,024	909	-
Unrealized variation of the fair value related to contingent consideration liability (b)	-	-	2,349

Total finance costs	38,456	34,623	31,580

Contingent consideration -

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (“Gold Fields”) 51 percent of the voting shares of Canteras del Hallazgo S.A.C., which represent the whole interest of Gold Fields in the equity of such entity.

Through the fusion with Canteras del Hallazgo S.A.C, the Company is the owner of the Chucapaca project, which is located in the Ichuña district, in the General Sanchez Cerro province, in the Moquegua department, Peru. According to previously performed studies, there is evidence of the existence of gold, silver, copper and antimony in the area, specifically in the Canahuire deposit.

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

As of December 31, 2018, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2018 reflects this assumption and changes in metal prices.

A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance	17,570	19,343	16,994

Variation of the fair value in results, note 27(a)	(1,815)	(1,773)	2,349
Final balance	15,755	17,570	19,343

Significant unobservable valuation inputs are provided below:

	2018	2017

Annual average of future sales of mineral (US$000)	196,801	193,588
Useful life of mining properties	13	13
Pre-tax discount rate (%)	10	10

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

28.	Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

	As of January 1, 2017	Credit (debit) to the Consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	As of December 31, 2017	Credit (debit) to the Consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	Others movements	As of December 31, 2018
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset for income tax included in results
Tax - loss carryforward	93,050	1,889	-	94,939	11,680	-	(396)	106,223
Difference in depreciation and amortization rates	60,883	734	-	61,617	6,497	-	-	68,114
Provision for closure of mining units, net	39,538	5,030	-	44,568	3,291	-	-	47,859
Impairment loss of long-lived assets	7,592	2,328	-	9,920	(2,448)	-	-	7,472
Other minor	14,650	809	-	15,459	5,369	-	(146)	20,682
	215,713	10,790	-	226,503	24,389	-	(542)	250,350
Less - Allowance for deferred asset	(37,012)	(1,898)	-	(38,910)	(2,038)	-	-	(40,948)
	178,701	8,892	-	187,593	22,351	-	(542)	209,402
Deferred asset included in retained earnings
Derivative financial instruments	1,140	-	7,963	9,103	-	(9,103)	-	-
	179,841	8,892	7,963	196,696	22,351	(9,103)	(542)	209,401
Deferred assets for mining royalties and special mining tax included in results
Other minors	43	80	-	123	(87)	-	-	36
	43	80	-	123	(87)	-	-	36
Total deferred asset	179,884	8,972	7,963	196,819	22,264	(9,103)	(542)	209,438

Deferred liability for income tax included in results
Differences in amortization rates for development costs	(51,788)	6,095	-	(45,693)	(20,295)	-	-	(65,988)
Effect of translation into U.S. dollars	(70,525)	24,502	-	(46,023)	(15,248)	-	-	(61,271)
Other minors	(43,985)	(33,618)	-	(77,603)	3,123	-	-	(74,480)
	(166,298)	(3,021)	-	(169,319)	(32,420)	-	-	(201,739)
Deferred liability for mining royalties and special mining tax included in results
Derivative financial instruments	-	-	-	-	-	(813)	-	(813)
	-	-	-	-	-	(813)	-	(813)

Deferred assets for mining royalties and special mining tax
Other minors	(35)	(126)	-	(161)	158	-	-	(2)
	(35)	(126)	-	(161)	158	-	-	(2)
Total deferred liability	(166,333)	(3,147)	-	(169,480)	(32,262)	(813)	-	(202,554)
Deferred income tax asset, net	13,551	5,825	7,963	27,339	(9,998)	(9,916)	(542)	6,883

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2018	2017
	US$(000)	US$(000)

Deferred income tax asset, net	38,305	43,129
Deferred income tax liability, net	(31,422)	(15,790)

	6,883	27,339

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2018, 2017 and 2016:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Income tax expense
Current	12,433	18,781	32,902
Deferred	10,069	(5,984)	13,808
	22,502	12,797	46,710
Mining Royalties and Special Mining Tax
Current	4,495	5,056	6,542
Deferred	(71)	159	252
	4,424	5,215	6,794

Total income tax	26,926	18,012	53,504

(d)	Below is a reconciliation of tax expense and the accounting profit multiplied by the statutory tax rate for the years 2018, 2017 and 2016:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Profit (loss) before income tax	22,475	92,545	(255,327)
Loss for discontinued operations	(7,203)	(10,098)	(19,073)
Profit (loss) before income tax	15,272	82,447	(274,400)

Theoretical loss (gain) for income tax	4,505	24,322	(76,807)

Permanent items and others:
Effect of translation into U.S. dollars	15,248	(24,502)	(3,012)
Permanent items	3,492	16,513	6,577
Allowance of deferred tax asset	2,038	1,898	18,846
Share in the results of associates	337	(3,896)	102,290
Mining royalties and special mining tax	(3,118)	(1,538)	247
Effect of change in income tax rate net	-	-	(1,431)
Income tax expense	22,502	12,797	46,710
Mining Royalties and Special Mining Tax	4,424	5,215	6,794
	26,926	18,012	53,504

(e)	Related to the investment in associates, the Group has not recognized a deferred income tax asset by US$277.0 million as of December 31, 2018, originated by the difference between the financial and taxable basis of these investments (US$257.3 million as of December 31, 2017). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

29.	Commitments and contingencies

Commitments

(a)	Environmental -

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

Future minimum rentals payable as of December 31 are the following:

	2018	2017
	US$(000)	US$(000)

Within one year	1,543	1,543
After one year but not more than five years	5,787	6,173
More than five years	-	1,157

	7,330	8,873

(e)	Operating lease commitments (the Group as a lessee) -

The Group leases for several of its assets. These leases have purchase options. Below is a table showing future minimum lease payments and the present value of these payments:

	2018		2017
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	US$(000)	US$(000)	US$(000)	US$(000)

Within a year	53,607	41,634	56,915	40,224
After one year but not more than five years	210,252	200,019	267,962	241,652

Total minimum lease payments	263,859	241,653	324,877	281,876

Less - amounts representing finance charges	(22,206)	-	(43,001)	-

Present value of minimum lease payments	241,653	241,653	281,876	281,876

Contingencies
(f)	Legal procedures -

Buenaventura -

Buenaventura is a party in legal procedures that have arisen in the normal course of its activities. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies for the consolidated financial statements.

The possible contingencies amount to US$2.9 million and US$1.1 million as of December 31, 2018 and 2017, respectively.

Yanacocha -

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

Environmental contingences -

The Peruvian government agency responsible for environmental evaluation and inspection, Organismo Evaluacion y Fiscalizacion Ambiental (“OEFA”), conducts periodic reviews of the Yanacocha site. In 2011, 2012, 2013, 2015, 2016, 2017 and 2018, OEFA issued notices of alleged violations of OEFA standards to the Company relating to past inspections. OEFA has resolved with minimal or no findings.

In 2015 and 2016, the Autoridad Nacional del Agua of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2018 with no findings. The experience with OEFA and the Autoridad Nacional del Agua is that in the case of a finding of violation, remedial action is often the outcome rather than a significant fine.

The alleged OEFA violations currently range from zero to 40,300 tax units and the Autoridad Nacional del Agua alleged violations range from zero to 10 tax units, being each tax unit equivalent to approximately US$1,260 based on current exchange rates. Yanacocha is responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations.

(g)	Open tax procedures –

Buenaventura –

-	During 2012 and 2014, SUNAT reviewed the income tax for 2007 and 2008. As a result, SUNAT does not recognize tax declared deductions by S/1,056,310,000 (equivalent to US$312,610,000) in the year 2007 and S/1,530,985,000 (equivalent to US$453,088,000) for the year 2008. The main unrecognized deduction is the payment made for the removal of the price component of its commercial contracts of gold. In the opinion of management and its legal counsel, the objections are unfounded so Buenaventura should get a favorable result in the initiated claim process.

In November 2018, the Tax Court resolved the appeal proceedings not recognizing the contracts of physical deliveries and the contractual obligation and considers that the payments correspond to an advance financial settlement of Contracts of Derivative Financial Instruments and that the Company would not have accredited the purpose of hedge and the risks covered. The Company's Management with the support of its legal advisers initiated various administrative and judicial actions to present their arguments and defend their rights.

These disputes would be resolved in judicial instances in the Judicial Power. As of December 31, 2018, the total possible contingencies related to these audits amount to S/1,436 million (equivalent to US$425 million).

-	During 2015, SUNAT reviewed the income tax of 2009 and 2010. As a result, they did not recognize Buenaventura declared tax deductions by S/76,023,000 (equivalent to US$22,499,000). The main unrecognized deductions by Buenaventura are: the non-deductibility of bonuses paid to contractors, a provision of doubtful accounts not accepted as an expense and income unduly deducted. In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process.

In December 2018, the Tax Court resolved the appeal files confirming reparations for S/58,307,000 (equivalent to US$17,256,000) basically related to the provision for collection of doubtful debts as an expense and unfounded income unduly deducted. To date, the Company's Management, with the support of its legal advisors, has initiated administrative and judicial actions to present its arguments and make its rights prevail. These disputes would be resolved in judicial instances in the Judicial Power. As of December 31, 2018, the total possible contingencies related to these audits amount to S/621 million (equivalent to US$184 million).

The Company's Management and its legal advisors are of the opinion that the results of the procedures in the various instances will be favorable to the Company, which is why they consider that it is not necessary to recognize any provision for these contingencies.

-	During the year 2018, the Tax Administration has audited the income tax declaration for 2014. As a result of this audit, SUNAT does not recognize the Company deductions declared for S/94,898,000 (equivalent to US$28,085,000). The main repairs are related to the non-deductibility of bonus paid to contractors, the ignorance of the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT. In the opinion of the Management and its legal advisors, these repairs are not supported, so that a favorable result in the claim process that they have initiated will be obtained.

Subsidiaries –

Sociedad Minera El Brocal S.A.A. –

-	On May 30, 2014, SUNAT issued tax and fines assessments for the 2011 income tax of El Brocal. Within the terms of law, El Brocal filed an appeal that is pending resolution to date. It should be noted that on June 18, 2014, El Brocal decided to pay under protest the income tax assessment by S/8,333,000 (equivalent to US$2,466,000) so it can have access to a discount benefit of the fine. This payment is recorded as an account receivable.

-	On January 8, 2015, SUNAT notified to the subsidiary El Brocal a tax assessment for the 2012 income tax, which was claimed by the subsidiary and rejected by SUNAT. In addition, SUNAT notified a tax assessment for income tax pre-payments from January to December 2012, which amounts to S/4,030,000 (equivalent to US$1,193,000). El Brocal has filed an appeal to the Tax Court, which is pending resolution.

The possible contingencies held by El Brocal amount to S/7,641,000 (equivalent to US$2,261,000) as of December 31, 2018.

El Brocal's legal advisors believe that the outcome of these proceedings will be favorable and therefore, it is not necessary to recognize a provision for these contingencies.

Minera La Zanja S.R.L. -

During the years 2016, 2017 and 2018, SUNAT audited the income tax for the years 2013 and 2015, as a result, SUNAT does not recognize deductions declared for La Zanja. The main challenge is related to the deduction of development costs incurred for S/2,692,000 (equivalent to US$797,000) as of December 31, 2018 (S/9,344,000 equivalent to US$2,765,000 as of December 31, 2017). In Management´s opinion and its legal advisors, this interpretation is not supported and the subsidiary would obtain a favorable result in the claim process that has started.

Empresa de Generación Huanza S.A. -

During 2015, SUNAT audited the 2014 income tax of the subsidiary Empresa de Generación Huanza S.A. (Huanza). As a consequence, a portion of the depreciation of its fixed assets is not recognized for S/27,532,000 (equivalent to US$8,148,000). The possible contingency amounts to S/6,396,000 (equivalent to US$1,893,000) as of December 31, 2018 (S/5,790,000 equivalent to US$1,714,000 as of December 31, 2017). In the opinion of Huanza´ Management and its legal advisors, this interpretation has no basis and therefore, Huanza would obtain a favorable result in the appeal process that has begun.

Other subsidiaries -

In addition, SUNAT has issued tax assessments as a result of the audit of income taxes of other subsidiaries for S/16,768,000 (equivalent to US$4,963,000). In the opinion of the Management and its legal advisors, the assessments are of possible occurrence; however, the subsidiaries expect to obtain a favorable outcome in the appeal processes initiated.

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

SUNAT has assessed mining royalties on materials processed by Cerro Verde´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. Cerro Verde contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as Cerro Verde began paying royalties on all of its production in January, 2014 under its new 15-year stability agreement.

Since 2014, based on the decision of Peruvian Tax Tribunal, Cerro Verde has been paying the disputed assessments for the period from December 2006 to December 2008, under an installment program of 66 equal monthly payments. As of December 31, 2018, Cerro Verde has paid under the installment program S/596.8 million (approximately US$187.7 million at the year-end exchange rate as of the payment date and US$176.6 million at the year-end exchange rate as of December 31, 2018).

In connection with demands for the periods December 2006 to December 2007 related to the mining royalties, On August 9, 2017, Cerro Verde filed an appeal before the Supreme Court against the decision made by the Seventh Administrative Litigation Chamber which was admitted in December 2017. The oral hearing before the Supreme Court took place on November 20, 2018 and its decision is pending.

In September 2018, the Peruvian Tax Tribunal denied Cerro Verde’s request to waive penalties and interest for the period January 2009 through September 2011. In December 2018, Cerro Verde elected not to appeal the Peruvian Tax Tribunal's decision before the Judicial Power. Cerro Verde is continuing to evaluate alternative strategies to defend its rights.

On October 2018, SUNAT served Cerro Verde a demand for payment totaling S/928.9 million (approximately US$274.9 million at the year-end exchange rate as of December 31, 2018, including interest and penalties of US$165.7 million) based on the Tax Tribunal’s decisions for the period January 2009 until September 2011. Cerro Verde requested an installment payment program (deferred payment for six months) and installment program (which was granted in two equivalent schedules of 66 equal monthly payments). The total debt as of December 31, 2018 is for S/947.2 million (approximately US$280.3 million at the year-end exchange rate as of December 31, 2018, including interest and penalties of US$171.1 million). The payments of these installment program will begin in the second quarter of 2019.

On January 18, 2018, SUNAT notified the resolution determination for royalties for the fourth quarter of 2011, as of February 15, 2018, Cerro Verde will file a complaint with the SUNAT against said resolutions, SUNAT denied it. On November 21, 2018, Cerro Verde appealed the resolution of SUNAT against the Peruvian Tax Tribunal. As of December 31, 2018, the amount of fiscal assessments by SUNAT including interest and penalties of the fourth quarter of the year 2011 is S/53.7 million (approximately US$15.9 million at the year-end exchange rate as of December 31, 2018, including interest and penalties of US$8.7 million). On January 18, 2018, SUNAT notified the resolution determination for royalties for the fourth quarter of 2011 to fourth quarter of the year 2012. On February 15, 2018, Cerro Verde filed a complaint with the SUNAT against the resolutions, SUNAT denied it. On November 21, 2018 Cerro Verde appealed the resolution of SUNAT against the Peruvian Tax Tribunal. As of December 31, 2018, the amount of fiscal assessments by SUNAT including interest and penalties amounts to S/234.0 million (approximately US$69.3 million at the year-end exchange rate as of December 31, 2018, including interest and penalties of US$33.3 million).

On April 18, 2018, SUNAT notified the resolutions for the determination of royalties for 2012. On May 17, 2018, Cerro Verde filed a complaint with the SUNAT against said resolutions. On January 23, 2019 Cerro Verde received the resolution issued by SUNAT declaring the claim unfounded for 2012. Cerro Verde is evaluating the steps to be followed. As of December 31, 2018, the amount of fiscal assessments by SUNAT including interest and penalties for the year 2012 is S/240.9 million (approximately US$71.3. million at the year-end exchange rate as of December 31, 2018, including interest and penalties of US$37.4 million).

On October 10, 2018, SUNAT notified the resolutions on determination of royalties and special tax on mining in 2013. On November 7, 2018, Cerro Verde filed a complaint with the SUNAT against the resolutions. As of December 31, 2018, the amount of assessments including interests and penalties amounts to S/303.8 million (approximately US$89.9 million at the year-end exchange rate as of December 31, 2018, including interest and penalties of US$41.4 million).

For the year ended December 31, 2018, Cerro Verde recorded in the statement of profit and loss charges related to interests and penalties of fiscal assessments of royalties for the period from January 2009 to December 2013 for a total amount of US$408.9 million. For the year ended December 31, 2017, Cerro Verde recorded in the statement of profit and loss net charges for the total amount of US$393 million related to fiscal assessments of royalties for the period from December 2006 to December 2013.

In December of 2017, as a result of the unfavorable decision of the Supreme Court on the case of mining royalties in 2008, Cerro Verde requested the return of the amounts that it would have paid in excess for the Special Mining Tax (GEM) (October 2012 to December 2013), National Housing Fund (FONAVI) (December 2012 to December 2013) and customs duties (2013). In December of 2018 SUNAT returned the excess payments by GEM for the periods requested for S/254.7 million (US$76.1 million based on the collection date and includes US$18.6 million of interests).

Other assessments received from SUNAT

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty), including penalties and interest. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Year	Taxes	Penalty and interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	12,220	46,710	58,930
2006	10,990	51,938	62,928
2007	12,376	17,845	30,221
2008	20,797	12,968	33,765
2009	56,388	51,219	107,607
2010	62,581	105,225	167,806
2011	49,055	65,068	114,123
2014 - 2018	32,148	-	32,148

	256,555	350,973	607,528

As of December 31, 2018, Cerro Verde has paid US$385.7 million from which Cerro Verde considers that US$183.2 million will be recovered.

Yanacocha -

The Tax Administration challenged the withholding tax rate applied on the technical assistance services provided by a non-resident supplier in the years 2002 and 2003. The services were executed in Peru and also abroad; however, Yanacocha was not able to prove that during the tax audit. Based on that, the Tax Administration considers that the services were wholly executed in Peru; therefore, the withholding tax rate should be 30% instead of 12%. Currently there is no contingency in this regard. The debt has been paid by Yanacocha.

The Tax Administration considers that the bonus for closing the collective agreement and the collateral benefits granted to the unionized and non-unionized employees qualify as remunerative concepts; hence, taxed with the contribution to ESSALUD. The contingency amounts to S/12 million (US$3.5 million) for the years 2011 and 2012. In Yanacocha Management's and its legal counsel’s opinion, that interpretation has no support and Yanacocha should obtain a favorable outcome in tax court appeal initiated against the tax authorities.

In 2000, Yanacocha paid a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the Tax Court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the Tax Court in favor of Yanacocha. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 22 Yanacocha was notified by the Peru Supreme Court that the number of votes that the law requires for approving a resolution (4 votes) has not been reached (2 for Yanacocha’s position and 3 for SUNAT’s position), a sixth Justice of the Supreme Court has been designated to issue an additional vote and a new oral hearing has been scheduled for April 2019. The potential liability in this matter is in the form of fines and interest in an amount up to US$84 million. While Yanacocha has assessed that the likelihood of a ruling against Yanacocha in the Supreme Court as remote under a legal perspective, there is a problem in understanding the real nature of the assignment of contractual position agreement that generates that the contingency, in the face of the new evidence, would became possible. Thus, it is not possible to fully predict the outcome of this litigation.

30.	Transactions with associates companies

(a)	The Group has carried out the following transactions with its associates in the years 2018, 2017 and 2016:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Revenues from:
Royalties	20,385	20,739	24,339

Revenues from sale of:
Energy	3,002	2,137	1,679
Mineral	1,321	1,414	1,271
Mining concessions, property, plant and equipment	30	336	-
Supplies	27	4	1

Purchase of:
Supplies	44	27	21

Services rendered to:
Services of energy transmission	393	559	-
Engineering services	348	1,119	1,001
Operation and maintenance services	290	593	1,247
Administrative and Management services	214	149	200
Constructions services	-	1,332	1,152

Dividends received and collected from:
Sociedad Minera Cerro Verde S.A.A.	39,169	-	-
Compañía Minera Coimolache S.A.	7,623	9,823	11,390
Minera Yanacocha S.R.L.	-	-	130,950

Loans collected to:
Sociedad Minera Cerro Verde S.A.A.	-	124,800	-

Interest income:
Transportadora Callao S.A.	92	-	-
Sociedad Minera Cerro Verde S.A.A.	-	1,685	4,161
Compañía Minera Coimolache S.A.	-	-	3

Dividends paid to non-controlling shareholders:
Newmont Peru Limited - Sucursal del Perú	5,560	6,036	7,400

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2018	2017
	US$(000)	US$(000)

Trade and other receivables
Minera Yanacocha S.R.L.	6,791	6,740
Compañía Minera Coimolache S.A.	386	592
Sociedad Minera Cerro Verde S.A.A.	-	16
	7,177	7,348
Other receivables
Transportadora Callao S.A. (e)	2,471	-
Compañía Minera Coimolache S.A.	1,234	732
	3,705	732
	10,882	8,080

Trade and other payables
Compañía Minera Coimolache S.A.	36	15

Other payables
Compañía Minera Coimolache S.A.	-	42
Other	20	20
	20	62
	56	77

(c)	S.M.R.L. Chaupiloma Dos de Cajamarca -

In accordance with mining lease, amended and effective on January 1, 1994, Minera Yanacocha S.R.L. pays the Group a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

(d)	Key officers -

As of December 31, 2018 and 2017, loans to employees, directors and key personnel amounts to US$19,000 and US$47,000, respectively, are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years 2018 and 2017 are presented below:

	2018	2017
	US$(000)	US$(000)

Accounts payable:
Directors’ remuneration	2,192	1,641
Salaries	1,057	1,257
Directors’ compensations	2,628	1,200
Provision for bonus to officers	6,345	1,899

Total	12,222	5,997

Disbursements:
Salaries	12,908	10,530

(e)	The account receivable from Consorcio Transportadora Callao corresponds to the disbursements made between 2011 and 2013 by the subsidiary El Brocal in order to participate in the joint venture, whose objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. This account receivable generates interest at an annual rate of 6.25 percent plus Libor at 3 months and it is estimated that it will be collected from the year 2023.

31.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals
-	Exploration and development activities
-	Energy generation and transmission services
-	Insurance brokerage
-	Rental of mining concessions
-	Holding of investment in shares (mainly in the associate company Minera Yanacocha S.R.L.)
-	Industrial activities.

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

All non-current assets are located in Peru.

															Equity accounted investees
	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2018
Results:
Continuing operations
Operating income:
Net sale of goods	257,282	153,003	34,104	16,666	225,281	333,560	96,611	-	-	-	-	-	6,655	-	635,393	3,054,026	225,447	5,038,028	(3,915,033)	1,122,995
Net sale of services	-	-	-	-	-	-	-	-	62,962	14,986	-	615	19,908	-	21,965	-	-	120,436	(96,435)	24,001
Royalty income	-	-	-	-	-	-	-	-	-	-	20,385	-	-	-	-	-	-	20,385	-	20,385
Total operating income	257,282	153,003	34,104	16,666	225,281	333,560	96,611	-	62,962	14,986	20,385	615	26,563	-	657,358	3,054,026	225,447	5,178,849	(4,011,468)	1,167,381

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(151,817)	(97,006)	(26,558)	(12,103)	(92,829)	(216,560)	(68,993)	-	-	-	-	-	(6,280)	-	(596,164)	(2,216,663)	(170,866)	(3,655,839)	3,030,355	(625,484)
Cost of services, excluding depreciation and amortization	-	-	-	-	-	-	-	-	(25,499)	-	-	-	(8,966)	-	(2,217)	-	-	(36,682)	32,364	(4,318)
Exploration in operating units	(20,898)	(29,563)	(8,646)	(613)	(20,553)	(9,996)	(74)	-	-	-	-	-	-	-	-	-	-	(90,343)	-	(90,343)
Depreciation and amortization	(26,181)	(8,802)	(3,353)	(2,407)	(77,029)	(67,666)	(34,088)	-	(10,248)	-	-	-	(11,483)	-	-	-	-	(241,257)	(29)	(241,286)
Mining royalties	(2,243)	(13,669)	(237)	(138)	(1,936)	(2,345)	(957)	-	-	-	-	-	-	-	-	-	-	(21,525)	(1)	(21,526)
Total operating costs	(201,139)	(149,040)	(38,794)	(15,261)	(192,347)	(296,567)	(104,112)	-	(35,747)	-	-	-	(26,729)	-	(598,381)	(2,216,663)	(170,866)	(4,045,646)	3,062,689	(982,957)
Gross profit (loss)	56,143	3,963	(4,690)	1,405	32,934	36,993	(7,501)	-	27,215	14,986	20,385	615	(166)	-	58,977	837,363	54,581	1,133,203	(948,779)	184,424

Operating expenses, net
Administrative expenses	(24,119)	(15,100)	(2,524)	(1,661)	(17,822)	(9,906)	(3,435)	(3,143)	(3,972)	(11,900)	(220)	(512)	(1,627)	2,377	(2,783)	-	(5,644)	(101,991)	23,231	(78,760)
Exploration in non-operating areas	(18,339)	-	-	-	-	(7,199)	(5,002)	(2,883)	-	-	-	-	-	(4,091)	-	-	-	(37,514)	1,207	(36,307)
Selling expenses	(8,213)	(775)	(356)	(574)	(3,046)	(12,201)	(784)	-	(1,173)	-	-	-	(924)	-	(2,627)	-	(1,135)	(31,808)	4,286	(27,522)
Provision for contingences and others	6,784	(121)	947	(9)	1,263	(3,711)	(57)	6,130	(56)	-	-	-	2	(111)	-	-	-	11,061	178	11,239
Impairment recovery of long-lived assets	-	-	-	-	-	-	5,693	-	-	-	-	-	-	-	-	-	-	5,693	-	5,693
Other, net	(5,953)	(3,386)	(1,050)	(3,704)	(5,599)	32,565	(669)	138	562	-		2,773	194	(2,235)	(76,155)	-	(325)	(62,844)	57,832	(5,012)
Total operating expenses, net	(49,840)	(19,382)	(2,983)	(5,948)	(25,204)	(452)	(4,254)	242	(4,639)	(11,900)	(220)	2,261	(2,355)	(4,060)	(81,565)	-	(7,104)	(217,403)	86,734	(130,669)

Operating profit (loss)	6,303	(15,419)	(7,673)	(4,543)	7,730	36,541	(11,755)	242	22,576	3,086	20,165	2,876	(2,521)	(4,060)	(22,588)	837,363	47,477	915,800	(862,045)	53,755
Other income (expense),net
Finance costs	(308)	(395)	(95)	(34)	(262)	(10,365)	(1,946)	(222)	(7,576)	(2)	(11)	(25)	(932)	(17,194)	(39,024)	(426,733)	(2,935)	(508,059)	469,603	(38,456)
Net gain (loss) from currency exchange difference	196	168	8	19	209	108	(224)	(846)	(346)	19	18	2	(482)	(206)	(2,056)	6,161	(852)	1,896	(3,262)	(1,366)
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	8,589	-	-	(25,517)	-	15,081	-	-	-	(1,847)	703	(1,144)
Finance income	-	-	-	-	-	418	1,649	-	179	-	21	8	127	9,293	11,448	28,089	358	51,590	(41,904)	9,686
Total other income (expense), net	(112)	(227)	(87)	(15)	(53)	(9,839)	(521)	(1,068)	846	17	28	(25,532)	(1,287)	6,974	(29,632)	(392,483)	(3,429)	(456,420)	425,140	(31,280)

Profit (loss) before income tax	6,191	(15,646)	(7,760)	(4,558)	7,677	26,702	(12,276)	(826)	23,422	3,103	20,193	(22,656)	(3,808)	2,914	(52,220)	444,880	44,048	459,380	(436,905)	22,475
Income tax current	(768)	(559)	(72)	(47)	(656)	(8,332)	(24)	-	-	-	(6,025)	(444)	(2)	-	(30,368)	(325,170)	(23,405)	(395,872)	378,944	(16,928)
Income tax deferred	-	-	-	-	-	(10,803)	(1,220)	-	(7,584)	-	-	-	106	9,514	1,071	-	4,942	(3,974)	(6,024)	(9,998)
Profit (loss) from continued operations	5,423	(16,205)	(7,832)	(4,605)	7,021	7,567	(13,520)	(826)	15,838	3,103	14,168	(23,100)	(3,704)	12,428	(81,517)	119,710	25,585	59,534	(63,985)	(4,451)

Loss from discontinued operations, see note 1(e)																				(7,203)
Net loss																				(11,654)

Total assets	126,374	39,725	39,537	13,793	461,335	773,554	158,718	372,344	366,354	12,154	7,154	520,484	106,391	2,407,754	2,047,472	7,554,712	361,669	15,369,524	(11,152,303)	4,217,221
Total liabilities	45,227	30,749	29,469	6,685	28,502	340,735	68,615	18,986	197,152	4,597	2,653	603	20,671	419,208	1,463,749	2,445,840	125,307	5,248,748	(4,061,092)	1,187,656
Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	1,473,382	-	-	-	1,473,382	-	1,473,382
Additions to mining concessions, development costs, property, plant and equipment	18,429	6,225	2,984	1,810	18,858	29,572	13,159	17,141	118	-	-	-	1,816	1,158	-	-	-	111,270	-	111,270

																Equity accounted investees
	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2017
Results:
Continuing operations
Operating income
Net sale of goods	272,334	256,960	42,785	36,736	118,966	322,653	165,319	-	-	-	-	-	-	6,317	34,650	645,176	3,202,931	203,790	5,308,617	(4,084,675)	1,223,942
Net sale of services	-	-	-	-	-	-	-	-	10,603	60,639	14,377	-	615	19,658	-	21,870	-	-	127,762	(98,065)	29,697
Royalty income	-	-	-	-	-	-	-	-	-	-	-	20,739	-	-	-	-	-	-	20,739	-	20,739
Total operating income	272,334	256,960	42,785	36,736	118,966	322,653	165,319	-	10,603	60,639	14,377	20,739	615	25,975	34,650	667,046	3,202,931	203,790	5,457,118	(4,182,740)	1,274,378
Operating costs
Cost of sales of goods, excluding depreciation and amortization	(143,288)	(115,574)	(31,190)	(22,783)	(53,555)	(193,874)	(102,474)	-	-	-	-	-	-	(6,043)	(34,029)	(746,918)	(1,768,238)	(121,021)	(3,338,987)	2,711,554	(627,433)
Cost of services, excluding depreciation and amortization	-	-	-	-	-	-	-	-	(9,393)	(25,556)	-	-	-	(9,354)	-	(2,062)	-	-	(46,365)	33,411	(12,954)
Exploration in operating units	(27,068)	(38,820)	(13,009)	(5,617)	(9,543)	-	(871)	-	-	-	-	-	-	-	-	-	-	-	(94,928)	-	(94,928)
Depreciation and amortization	(23,899)	(8,846)	(8,122)	(3,568)	(42,789)	(57,199)	(48,385)	-	(129)	(9,651)	-	-	-	(11,134)	-	-	-	-	(213,722)	-	(213,722)
Mining royalties	(2,280)	(22,436)	(354)	(333)	(998)	(3,317)	(1,499)	-	-	-	-	-	-	-	-	-	-	-	(31,217)	-	(31,217)
Total operating costs	(196,535)	(185,676)	(52,675)	(32,301)	(106,885)	(254,390)	(153,229)	-	(9,522)	(35,207)	-	-	-	(26,531)	(34,029)	(748,980)	(1,768,238)	(121,021)	(3,725,219)	2,744,965	(980,254)
Gross profit (loss)	75,799	71,284	(9,890)	4,435	12,081	68,263	12,090	-	1,081	25,432	14,377	20,739	615	(556)	621	(81,934)	1,434,693	82,769	1,731,899	(1,437,775)	294,124
Operating expenses, net
Administrative expenses	(19,473)	(18,281)	(2,878)	(2,931)	(9,139)	(13,061)	(2,814)	(1,604)	(3,606)	(2,423)	(12,288)	(90)	(413)	(1,203)	443	(4,760)	-	(3,829)	(98,350)	14,753	(83,597)
Exploration in non-operating areas	(2,676)	-	-	-	(3,214)	(1,976)	(2,870)	(2,771)	-	-	-	-	-	-	(5,052)	-	-	-	(18,559)	297	(18,262)
Selling expenses	(6,078)	(1,016)	(605)	(1,045)	(1,387)	(10,914)	(881)	-	-	(1,264)	-	-	-	(775)	(167)	(3,922)	(141,669)	(946)	(170,669)	146,581	(24,088)
Impairment loss of long-lived assets	-	-	-	-	-	-	(21,620)	-	-	-	-	-	-	-	-	-	-	-	(21,620)	-	(21,620)
Provision for contingences and others	(7,040)	(1)	(460)	(139)	(1,002)	-	(1,370)	(4,657)	100	312	-	-	-	-	378	-	-	-	(13,879)	-	(13,879)
Write –off of stripping activity asset	-	-	-	-	-	(13,573)	-	-	-	-	-	-	-	-	-	-	-	-	(13,573)	-	(13,573)
Other, net	(1,799)	(715)	(1,403)	(359)	(175)	(2,922)	(970)	(94)	1,129	(94)	(4)	(1)	-	216	(2,012)	(63,512)	(258,826)	(587)	(332,128)	318,539	(13,589)
Total operating expenses, net	(37,066)	(20,013)	(5,346)	(4,474)	(14,917)	(42,446)	(30,525)	(9,126)	(2,377)	(3,469)	(12,292)	(91)	(413)	(1,762)	(6,410)	(72,194)	(400,495)	(5,362)	(668,778)	480,170	(188,608)
Operating profit (loss)	38,733	51,271	(15,236)	(39)	(2,836)	25,817	(18,435)	(9,126)	(1,296)	21,963	2,085	20,648	202	(2,318)	(5,789)	(154,128)	1,034,198	77,407	1,063,121	(957,605)	105,516
Other income (expense),net
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	-	8,573	-	-	(66,187)	-	21,194	-	-	-	(36,420)	49,627	13,207
Finance income	-	-	-	-	-	179	670	-	-	139	1	7	1	79	5,614	5,831	5,350	220	18,091	(12,574)	5,517
Net gain (loss) from currency exchange difference	31	(63)	(75)	(11)	10	310	48	537	105	294	(75)	(41)	(4)	497	1,365	3,636	13,288	(174)	19,678	(16,750)	2,928
Finance costs	(285)	(354)	(106)	(72)	(372)	(12,017)	(1,919)	(131)	(370)	(10,354)	(6)	(2)	(2)	(941)	(8,980)	(23,766)	(216,912)	(3,304)	(279,893)	245,270	(34,623)
Total other income (expense), net	(254)	(417)	(181)	(83)	(362)	(11,528)	(1,201)	406	(265)	(1,348)	(80)	(36)	(66,192)	(365)	19,193	(14,299)	(198,274)	(3,258)	(278,544)	265,573	(12,971)
Profit (loss) before income tax	38,479	50,854	(15,417)	(122)	(3,198)	14,289	(19,636)	(8,720)	(1,561)	20,615	2,005	20,612	(65,990)	(2,683)	13,404	(168,427)	835,924	74,149	784,577	(692,032)	92,545
Income tax	(1,101)	(1,085)	(153)	(124)	(538)	(3,903)	6,841	-	(400)	(3,491)	(742)	(6,044)	(38)	1,818	(9,052)	(7,026)	(486,043)	(23,362)	(534,443)	516,431	(18,012)
Profit (loss) from continued operations	37,378	49,769	(15,570)	(246)	(3,736)	10,386	(12,795)	(8,720)	(1,961)	17,124	1,263	14,568	(66,028)	(865)	4,352	(175,453)	349,881	50,787	250,134	(175,601)	74,533
Loss from discontinued operations, see note 1(e)																					(10,098)
Net profit																					64,435
Total assets	146,464	54,114	20,922	18,923	538,057	792,594	190,310	342,759	14,004	360,610	9,004	6,611	988,841	109,669	1,931,224	2,019,332	7,691,007	380,534	15,614,979	(11,282,166)	4,332,813
Total liabilities	49,723	42,242	18,099	6,092	32,501	388,899	87,008	14,527	5,153	205,247	4,616	2,378	414	20,245	425,413	1,360,217	2,501,845	150,743	5,315,362	(4,046,176)	1,269,186

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,536,887	-	-	-	1,536,887	-	1,536,887
Additions to mining concessions, development costs, property, plant and equipment	18,127	12,674	1,951	1,796	131,119	61,060	17,326	13,733	3	852	14	-	-	459	393	-	-	-	259,507	-	259,507

	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2016
Results:
Continuing operations
Operating income
Net sale of goods	240,470	244,745	54,666	46,741	-	230,611	178,922	-	-	-	-	-	-	5,982	191,075	761,193	2,384,154	198,873	4,537,432	(3,521,762)	1,015,670
Net sale of services	-	-	-	-	-	-	-	-	12,633	57,312	12,675	-	615	19,507	-	17,713	-	-	120,455	(91,673)	28,782
Royalty income	-	-	-	-	-	-	-	-	-	-	-	24,339	-	-	-	-	-	-	24,339	-	24,339
Total operating income	240,470	244,745	54,666	46,741	-	230,611	178,922		12,633	57,312	12,675	24,339	615	25,489	191,075	778,906	2,384,154	198,873	4,682,226	(3,613,435)	1,068,791
Operating costs
Cost of sales of goods, excluding depreciation and amortization	(118,561)	(97,325)	(23,633)	(23,392)	-	(178,231)	(80,873)	-	-	-	-	-	-	(2,962)	(190,041)	(725,740)	(1,553,040)	(107,913)	(3,101,711)	2,603,899	(497,812)
Cost of services, excluding depreciation and amortization	-	-	-	-	-	-	-	-	(9,732)	(25,250)	-	-	-	(8,723)	-	(2,951)	-	-	(46,656)	35,902	(10,754)
Exploration in operating units	(31,406)	(45,111)	(11,069)	(7,960)	-	-	(603)	-	-	-	-	-	-	-	-	-	-	-	(96,149)	-	(96,149)
Depreciation and amortization	(18,541)	(11,403)	(6,756)	(11,393)	-	(53,637)	(67,542)	(27)	(253)	(10,904)	-	(16)	(221)	(10,968)	(986)	-	-	-	(192,647)	-	(192,647)
Mining royalties	(1,687)	(21,482)	(381)	(314)	-	(2,726)	(1,021)	-	-	-	-	-	-	-	-	-	-	-	(27,611)	-	(27,611)
Total operating costs	(170,195)	(175,321)	(41,839)	(43,059)	-	(234,594)	(150,039)	(27)	(9,985)	(36,154)	-	(16)	(221)	(22,653)	(191,027)	(728,691)	(1,553,040)	(107,913)	(3,464,774)	2,639,801	(824,973)
Gross profit (loss)	70,275	69,424	12,827	3,682	-	(3,983)	28,883	(27)	2,648	21,158	12,675	24,323	394	2,836	48	50,215	831,114	90,960	1,217,452	(973,634)	243,818
Operating expenses
Administrative expenses	(13,265)	(13,810)	(4,582)	(2,708)	(3,274)	(11,802)	(1,980)	(3,750)	(4,492)	(2,450)	(12,245)	(112)	(227)	(635)	(12,083)	(8,780)	-	(4,144)	(100,339)	18,647	(81,692)
Exploration in non-operating areas	-	-	-	-	(7,517)	(1,939)	(4,619)	(9,585)	-	-	-	-	-	-	(4,129)	-	-	-	(27,789)	1,200	(26,589)
Selling expenses	(4,632)	(1,075)	(845)	(1,549)	-	(10,650)	(938)	-	-	(1,124)	-	-	-	(1,154)	(115)	(3,695)	(131,391)	(1,128)	(158,296)	136,563	(21,733)
Impairment loss of long-lived assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(889,499)	-	-	(889,499)	889,499	-
Provision for contingencies	1,121	(110)	(630)	49	69	-	-	(1,399)	(286)	(467)	-	-	-	-	1,088	-	-	-	(565)	-	(565)
Other, net	1,144	874	74	(372)	421	276	4,237	2,180	2,198	10,994	-	11	(16)	546	8,081	(122,151)	(24,107)	755	(114,855)	133,812	18,957
Total operating expenses, net	(15,632)	(14,121)	(5,983)	(4,580)	(10,301)	(24,115)	(3,300)	(12,554)	(2,580)	6,953	(12,245)	(101)	(243)	(1,243)	(7,158)	(1,024,125)	(155,498)	(4,517)	(1,291,343)	1,179,721	(111,622)
Operating profit (loss)	54,643	55,303	6,844	(898)	(10,301)	(28,098)	25,583	(12,581)	68	28,111	430	24,222	151	1,593	(7,110)	(973,910)	675,616	86,443	(73,891)	206,087	132,196
Other income (expense),net
Share in the results of associates under equity method	-	-	-	-	-	-	-	-	-	4,579	(9)	-	(448,017)	-	(370,381)	-	-	-	(813,828)	448,507	(365,321)
Finance income	3	3	1	-	-	256	87	-	8	820	12	-	4	1	7,480	2,132	954	38	11,799	(4,969)	6,830
Net gain (loss) from currency exchange difference	(203)	(59)	(61)	(46)	57	(270)	65	505	5	(138)	426	(93)	5	222	2,223	(13,741)	7,857	(117)	(3,363)	6,001	2,638
Finance costs	(379)	(197)	(87)	(41)	(137)	(12,554)	(2,614)	(163)	(545)	(10,564)	(10)	(2)	(14)	(962)	(5,156)	(15,107)	(80,438)	(1,614)	(130,584)	99,004	(31,580)
Total other income (expense), net	(579)	(253)	(147)	(87)	(80)	(12,568)	(2,462)	342	(532)	(5,303)	419	(95)	(448,022)	(739)	(365,834)	(26,716)	(71,627)	(1,693)	(935,976)	548,543	(387,433)
Profit (loss) before income tax	54,064	55,050	6,697	(985)	(10,381)	(40,666)	23,121	(12,239)	(464)	22,808	849	24,127	(447,871)	854	(372,944)	(1,000,626)	603,989	84,750	(1,009,867)	754,630	(255,237)
Income tax	(1,814)	(1,895)	(424)	(365)	-	7,851	(18,256)	(245)	(178)	(9,224)	(245)	(6,761)	-	461	(22,409)	(43,126)	(263,082)	(27,894)	(387,606)	334,102	(53,504)
Profit (loss) from continued operations	52,250	53,155	6,273	(1,350)	(10,381)	(32,815)	4,865	(12,484)	(642)	13,584	604	17,366	(447,871)	1,315	(395,353)	(1,043,752)	340,907	56,856	(1,397,473)	1,088,732	(308,741)
Loss from discontinued operations, see note 1(e)																					(19,073)
Net loss																					(327,814)

Total assets	105,950	46,085	25,118	16,958	415,341	763,092	246,106	330,169	22,481	379,964	6,226	7,439	427,439	120,038	2,593,838	2,045,825	7,635,623	334,555	15,522,247	(11,255,832)	4,266,415
Total liability	35,148	26,536	19,733	7,302	582	353,184	129,689	14,831	11,647	222,324	3,102	2,684	148	29,751	556,172	1,160,102	2,796,342	131,051	5,500,328	(4,281,126)	1,219,202

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,536,607	-	-	-	1,536,607	-	1,536,607
Additions to mining concessions, development costs, property, plant and equipment	28,899	3,451	759	2,729	230,223	51,289	14,995	25,450	27	4,236	39	-	-	3,719	1,018	-	-	-	366,834	-	366,834

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continued operations follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Segments profit (loss)	59,534	250,134	(1,397,473)
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(63,777)	(225,215)	645,989
Elimination of intercompany sales	(74,637)	(108,973)	(251,502)
Elimination of cost of sales and operating expenses intercompany	76,780	106,726	250,157
Elimination of share in the results of subsidiaries and associates	1,582	49,627	448,507
Others	(3,933)	2,234	(4,419)

Consolidated profit (loss) from continued operations	(4,451)	74,533	(308,741)

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Segments assets	15,369,524	15,614,979	15,522,247
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(9,963,853)	(10,090,873)	(10,016,003)
Elimination of the subsidiaries and associates of the Parent company	(1,184,240)	(1,186,783)	(1,047,758)
Elimination of intercompany receivables	(32,444)	(32,769)	(192,958)
Others	28,234	28,259	887

Consolidated assets	4,217,221	4,332,813	4,266,415

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Segments liabilities	5,248,748	5,315,362	5,500,328
Elimination of liabilities of equity accounted investees, not consolidated	(4,034,896)	(4,012,805)	(4,087,495)
Elimination of intercompany payables	(27,822)	(32,769)	(192,958)
Others	1,626	(602)	(673)

Consolidated liabilities	1,187,656	1,269,186	1,219,202

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2018
Revenues by geographic region:
Metal and concentrates sales -
Peru	170,986	10,808	15,261	16,799	63,049	257,559	2,770	-	-	-	-	751	-	537,983	(167)	537,816
America	-	142,432	-	-	159,530	-	67,756	-	-	-	-	906	-	370,624	-	370,624
Asia	29,382	-	9,115	-	-	82,022	-	-	-	-	-	-	-	120,519	-	120,519
Europe	57,472	-	9,488	-	2,760	-	26,074	-	-	-	-	4,998	-	100,792	-	100,792
	257,840	153,240	33,864	16,799	225,339	339,581	96,600	-	-	-	-	6,655	-	1,129,918	(167)	1,129,751
Services -
Peru	-	-	-	-	-	-	-	62,962	14,787	-	615	19,909	-	98,273	(74,561)	23,712
America	-	-	-	-	-	-	-	-	199	-	-	-	-	199	90	289
	-	-	-	-	-	-	-	62,962	14,986	-	615	19,909	-	98,472	(74,471)	24,001
Royalties -
Peru	-	-	-	-	-	-	-	-	-	20,385	-	-	-	20,385	-	20,385
Total revenue from contracts with customers	257,840	153,240	33,864	16,799	225,339	339,581	96,600	62,962	14,986	20,385	615	26,564	-	1,248,775	(74,638)	1,174,137

Revenues by type of good or services:
Sales by metal -
Gold	11	149,092	28	49	150,939	18,463	93,358	-	-	-	-	-	-	411,940	(14)	411,926
Silver	217,843	5,243	35,307	7,045	54,109	46,060	3,583	-	-	-	-	-	-	369,190	(23)	369,167
Copper	-	(221)	129	-	-	275,119	-	-	-	-	-	-	-	275,027	(266)	274,761
Zinc	45,194	-	-	9,382	18,197	101,275	-	-	-	-	-	-	-	174,048	-	174,048
Lead	36,238	-	1,996	3,504	6,703	40,618	-	-	-	-	-	-	-	89,059	-	89,059
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	-	6,655	-	6,655	-	6,655
	299,286	154,114	37,460	19,980	229,948	481,535	96,941	-	-	-	-	6,655	-	1,325,919	(303)	1,325,616
Commercial deductions	(41,446)	(874)	(3,596)	(3,181)	(4,609)	(141,954)	(341)	-	-	-	-	-	-	(196,001)	136	(195,865)
	257,840	153,240	33,864	16,799	225,339	339,581	96,600	-	-	-	-	6,655	-	1,129,918	(167)	1,129,751
Sales by services -	-	-	-	-	-	-	-	62,962	14,986	-	615	19,909	-	98,472	(74,471)	24,001
Royalties income -	-	-	-	-	-	-	-	-	-	20,385	-	-	-	20,385	-	20,385
Total revenue from contracts with customers	257,840	153,240	33,864	16,799	225,339	339,581	96,600	62,962	14,986	20,385	615	26,564	-	1,248,775	(74,638)	1,174,137

	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2017
Revenues by geographic region:
Metal and concentrates sales -
Peru	209,300	17,774	13,049	35,189	34,337	239,317	32,607	-	-	-	-	-	852	705	583,130	(31,887)	551,243
America	-	239,183	-	-	84,039	459	125,875	-	-	-	-	-	3,776	18,531	471,863	-	471,863
Asia	19,078	-	12,140	-	-	89,501	-	-	-	-	-	-	-	-	120,719	-	120,719
Europe	38,104	-	15,931	1,496	-	3,820	5,513	-	-	-	-	-	1,689	14,780	81,333	-	81,333
	266,482	256,957	41,120	36,685	118,376	333,097	163,995	-	-	-	-	-	6,317	34,016	1,257,045	(31,887)	1,225,158
Services -
Peru	-	-	-	-	-	-	-	10,014	60,639	14,205	-	615	19,658	-	105,131	(90,228)	14,903
America	-	-	-	-	-	-	-	589	-	172	-	-	-	-	761	14,033	14,794
	-	-	-	-	-	-	-	10,603	60,639	14,377	-	615	19,658	-	105,892	(76,195)	29,697
Royalties -
Peru	-	-	-	-	-	-	-	-	-	-	20,739	-	-	-	20,739	-	20,739
Total revenue from contracts with customers	266,482	256,957	41,120	36,685	118,376	333,097	163,995	10,603	60,639	14,377	20,739	615	25,975	34,016	1,383,676	(108,082)	1,275,594

Revenues by type of good or services:
Sales by metal -
Gold	345	247,909	-	452	80,796	20,301	160,489	-	-	-	-	-	-	32,875	543,167	(31,733)	511,434
Silver	256,608	9,595	40,384	16,518	27,285	54,629	4,434	-	-	-	-	-	-	1,257	410,710	(935)	409,775
Copper	-	598	192	-	-	267,737	-	-	-	-	-	-	-	-	268,527	-	268,527
Zinc	31,814	-	-	17,505	7,914	130,790	-	-	-	-	-	-	-	-	188,023	-	188,023
Lead	32,244	-	4,660	8,998	4,735	44,318	-	-	-	-	-	-	-	-	94,955	-	94,955
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	-	-	6,317	-	6,317	-	6,317
Indium						66	-	-	-	-	-	-	-	-	66	-	66
	321,011	258,102	45,236	43,473	120,730	517,841	164,923	-	-	-	-	-	6,317	34,132	1,511,765	(32,668)	1,479,097
Commercial deductions	(54,529)	(1,145)	(4,116)	(6,788)	(2,354)	(184,744)	(928)	-	-	-	-	-	-	(116)	(254,720)	781	(253,939)
	266,482	256,957	41,120	36,685	118,376	333,097	163,995	-	-	-	-	-	6,317	34,016	1,257,045	(31,887)	1,225,158
Sales by services -	-	-	-	-	-	-	-	10,603	60,639	14,377	-	615	19,658	-	105,892	(76,195)	29,697
Royalties income -	-	-	-	-	-	-	-	-	-	-	20,739	-	-	-	20,739	-	20,739
Total revenue from contracts with customers	266,482	256,957	41,120	36,685	118,376	333,097	163,995	10,603	60,639	14,377	20,739	615	25,975	34,016	1,383,676	(108,082)	1,275,594

	Ucchuchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Mallay (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Total operating segments	Adjustments and eliminations	Total
Year 2016	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Revenues by geographic region:
Peru
Metal and concentrates sales -
Peru	194,647	14,463	13,243	44,671	125,628	180,063	-	-	-	-	-	497	2,261	575,473	(178,740)	396,733
America	-	229,332	-	-	2191	-	-	-	-	-	-	5,485	160,787	397,795	-	397,795
Asia	798	-	17,943	-	78,726	-	-	-	-	-	-	-	-	97,467	-	97,467
Europe	47,379	-	24,215	1,890	19,836	-	-	-	-	-	-	-	28,609	121,929	-	121,929
	242,824	243,795	55,401	46,561	226,381	180,063	-	-	-	-	-	5,982	191,657	1,192,664	(178,740)	1,013,924
Services -
Peru	-	-	-	-	-	-	12,633	57,312	12,675	-	615	19,507	-	102,742	(73,960)	28,782
	-	-	-	-	-	-	12,633	57,312	12,675	-	615	19,507	-	102,742	(73,960)	28,782
Royalties -
Peru	-	-	-	-	-	-	-	-	-	24,339	-	-	-	24,339	-	24,339
Total revenue from contracts with customers	242,824	243,795	55,401	46,561	226,381	180,063	12,633	57,312	12,675	24,339	615	25,489	191,657	1,319,745	252,700	1,067,045

Revenues by type of good or services:
Sales by metal -
Gold	347	232,940	42	1,374	16,463	179,362	-	-	-	-	-	-	188,120	618,648	(178,045)	440,603
Silver	260,431	11,279	55,502	25,368	29,560	3,864	-	-	-	-	-	-	3,717	389,721	(3,732)	385,989
Copper	-	243	230	-	224,176	-	-	-	-	-	-	-	-	224,649	-	224,649
Zinc	12,042	-	-	19,767	110,616	-	-	-	-	-	-	-	-	142,425	-	142,425
Lead	16,281	-	5,142	13,256	24,011	-	-	-	-	-	-	-	-	58,690	-	58,690
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	-	5,982	-	5,982	-	5,982
	289,101	244,462	60,916	59,765	404,826	183,226	-	-	-	-	-	5,982	191,837	1,440,115	(181,777)	1,258,338
Commercial deductions	(46,277)	(667)	(5,515)	(13,204)	(178,445)	(3,163)	-	-	-	-	-	-	(180)	(247,451)	3,037	(244,414)
	242,824	243,795	55,401	46,561	226,381	180,063	-	-	-	-	-	5,982	191,657	1,192,664	(178,740)	1,013,924
Sales by services -	-	-	-	-	-	-	12,633	57,312	12,675	-	615	19,507	-	102,742	(73,960)	28,782
Royalties income -	-	-	-	-	-	-	-	-	-	24,339	-	-	-	24,339	-	24,339
Total revenue from contracts with customers	242,824	243,795	55,401	46,561	226,381	180,063	12,633	57,312	12,675	24,339	615	25,489	191,657	1,319,745	(252,700)	1,067,045

32.	Derivative financial instruments

Hedge derivative financial instruments -

The volatility of copper prices during the last years has caused the Management of the subsidiary El Brocal to enter into future contracts. These contracts are intended to reduce the volatility of the cash flows attributable to the fluctuations in the cooper price in accordance with existing copper concentrate sales commitments, which are related to 50 percent of the annual production of copper according to the risk strategy approved by the Board of Directors.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the foreign exchange and commodity forward contracts match the terms of the expected highly probable forecast transactions. The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the commodity forward contracts are identical to the hedged risk components. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.

The hedge ineffectiveness can arise from:

-	Differences in the timing of the cash flows of the hedged items and the hedging instruments
-	Different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments
-	The counterparties’ credit risk differently impacting the fair value movements of the hedging instruments and hedged items
-	Changes to the forecasted amount of cash flows of hedged items and hedging instruments

The table below presents the composition of open transactions included in the hedge derivative financial instruments as of December 31, 2018:

		Quotations
Period of settlement	MT	Fixed	Futures	Fair value
				US$(000)
January 2019	1,000	7,345	5,961	1,381
February 2019	1,000	7,352	5,968	1,378

	2,000			2,759

The table below presents the composition of open transactions included in the hedge derivative financial instruments as of December 31, 2017:

		Quotations
Period of settlement	MT	Fixed	Futures	Fair value
				US$(000)
January 2018	3,000	5,972 – 6,050	7,275	(3,787)
February 2018	3,000	5,972 – 6,050	7,260	(3,736)
March 2018	3,000	5,972 – 6,050	7,247	(3,693)
April 2018	3,000	5,805 – 6,050	7,259	(3,973)
May 2018	3,000	5,900 – 6,300	7,269	(3,484)
June 2018	3,000	5,900 – 6,325	7,277	(3,468)
July 2018	3,000	5,960 – 6,350	7,285	(3,359)
August 2018	3,000	6,520	7,290	(2,288)
September 2018	3,000	7,100	7,296	(580)
October 2018	3,000	7,200	7,300	(296)
November 2018	3,000	7,300	7,305	(13)
December 2018	3,000	7,300	7,309	(28)

	36,000			(28,705)

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

There were no changes in the objectives, policies or processes during the years ended December 31, 2018 and 2017.

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

The sensitivity analyses in this section relate to the positions as of December 31, 2018 and 2017 and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase/decrease	Effect on profit (loss) before income tax
		US$(000)
2018
Exchange rate	10%	1,695
Exchange rate	(10)%	(1,681)

2017
Exchange rate	10%	2,474
Exchange rate	(10)%	(2,459)

2016
Exchange rate	10%	(924)
Exchange rate	(10)%	926

(a.2)	Commodity price risk

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

A table showing the effect in profit or loss of the variations of interest rates:

	Increase/decrease of Libor rate	Effect on profit (loss) before income tax
	(percentage rates)	US$(000)
2018
Interest rate	10	(227)
Interest rate	-10	227

2017
Interest rate	10	(677)
Interest rate	-10	677

2016
Interest rate	10	(333)
Interest rate	-10	333

(b)	Credit risk -

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

The Group continually monitors its liquidity risk based on cash flow projections.

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2018 -
Bank loans	95,613	-	-	-	95,613
Trade and other payables	176,811	639	-	-	177,450
Financial obligation	77,183	374,760	201,487	-	653,430
Contingent consideration liability	-	-	5,904	32,472	38,376

Total	349,607	375,399	207,391	32,472	964,869

As of December 31, 2017 -
Bank loans	96,580	-	-	-	96,580
Trade and other payables	219,379	663	-	-	220,042
Derivative financial instruments	28,705	-	-	-	28,705
Financial obligation	110,062	148,718	449,689	-	708,469
Contingent consideration liability	-	-	9,280	28,469	37,749

Total	454,726	149,381	458,969	28,469	1,091,545

(d)	Capital management -

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

34.	Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
	Total	Quoted prices in active markets (Level 1)	Quoted prices in active markets (Level 2)	Quoted prices in active markets (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2018 -
Assets and liabilities measured at fair value:
Fair value of account receivable	107,549	-	107,549	-
Contingent consideration liability	15,755	-	-	15,755
Hedge instruments	2,759	-	2,759	-

As of December 31, 2017 -
Assets and liabilities measured at fair value:
Fair value of account receivable	152,268	-	152,268	-
Contingent consideration liability	17,570	-	-	17,570
Hedge instruments	28,705	-	28,705	-

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

During 2018 and 2017, the fair value of the investment property amounted to US$544,000 and US$191,000, respectively.

Based on the foregoing, there are no important existing difference between the value in books and the fair value of the assets and financial liabilities as of December 31, 2018 and 2017.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2018, 2017 and 2016, together with the Report of Independent Auditors Registered Public Accounting Firm

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2018, 2017 and 2016, together with the Report of Independent Registered Public Accounting Firm

Content

F-109

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Minera Yanacocha S.R.L.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Minera Yanacocha S.R.L. and subsidiary (the Company) as of December 31, 2018 and 2017, and related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 24 and 25 to the consolidated financial statements).

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

Paredes, Burga & Asociados S. Civil de R. L.
A member practice of Ernst & Young Global Limited

/s/ Mayerling Zambrano R.

We have served as the Company's auditor since 2015.

Lima, Peru,

April 30, 2019

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of financial position

As of December 31, 2018 and 2017

	Note	2018	2017
		US$(000)	US$(000)
Current assets
Cash and cash equivalents	5	723,208	675,014
Trade and other receivables, net	6	32,610	36,800
Prepaid income tax		19,239	31,945
Value added tax credit		29,828	43,684
Inventories, net	7	54,527	70,646
Stockpiles and ore on leach pads, net	8	100,593	196,638
Prepaid expenses		753	408

Total current assets		960,758	1,055,135

Non-current assets
Restricted cash	13	48,127	-
Trade and other receivables, net	6	23,290	11,520
Financial assets at fair value	9	22,610	23,000
Stockpiles and ore on leach pads, net	8	138,778	60,760
Property, plant and equipment, net	10	840,454	855,881
Intangible assets, net		12,384	13,099
Deferred tax asset	15(d)	1,071	-

Total non-current assets		1,086,714	964,260

Total assets		2,047,472	2,019,395

Current liabilities
Trade and other payables	11	87,016	83,820
Current provisions	12	41,154	39,495

Total current liabilities		128,170	123,315
Non-current liabilities
Debt instruments	13	42,430	-
Non-current provisions	12	1,293,149	1,236,965

Total non-current liabilities		1,335,579	1,236,965
Total liabilities		1,463,749	1,360,280

Partners' equity, net
Partners' contributions	14	378,505	398,216
Additional paid-in-capital		(21,758)	(47,685)
Retained earnings		228,572	310,089
Other reserves		(1,596)	(1,505)

Total equity		583,723	659,115

Total liabilities and partners’ equity, net		2,047,472	2,019,395

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of comprehensive income

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		US$(000)	US$(000)	US$(000)

Operating income
Revenue from sales	16	635,393	645,176	761,193
Other operating income	16	21,965	21,870	17,713
Total gross income		657,358	667,046	778,906

Costs applicable to sales	17	(596,164)	(746,918)	(776,394)
Other operating costs		(2,217)	(2,062)	(2,951)
Total operating costs		(598,381)	(748,980)	(779,345)
Gross profit (loss)		58,977	(81,934)	(439)

Operating expenses
Operating expenses, net	18	(76,155)	(63,514)	(71,496)
Administrative expenses	19	(2,783)	(4,760)	(8,780)
Selling expenses		(2,627)	(3,921)	(3,695)
Impairment loss	10(b)	-	-	(889,499)
Total operating expenses		(81,565)	(72,195)	(973,470)
Operating loss		(22,588)	(154,129)	(973,909)

Other expenses, net
Finance income		11,448	5,831	2,132
Finance costs	20	(39,024)	(23,766)	(15,107)
Net loss from currency exchange difference		(2,056)	3,636	(13,741)
Total other expenses, net		(29,632)	(14,299)	(26,716)
Loss before income tax		(52,220)	(168,428)	(1,000,625)
Income tax expense	15(c)	(29,297)	(7,026)	(43,127)
Loss for the year		(81,517)	(175,454)	(1,043,752)

Comprehensive loss:
Loss for the year		(81,517)	(175,454)	(1,043,752)
Other comprehensive (loss) income to be reclassified as profit or loss in subsequent periods:
Changes in the fair value of financial assets, net of tax effect		(91)	(3,244)	651

Total comprehensive loss for the year		(81,608)	(178,698)	(1,043,101)

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

	Capital stock	Additional Paid-in-capital	Retained earnings	Other reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2016	398,216	226	1,829,295	1,088	2,228,825
Loss for the year	-	-	(1,043,752)	-	(1,043,752)
Other comprehensive income for the year	-	-	-	651	651
Total comprehensive loss	-	-	(1,043,752)	651	(1,043,101)
Dividends declared and paid, note 14(c)	-	-	(300,000)	-	(300,000)
As of December 31, 2016	398,216	226	485,543	1,739	885,724
Loss for the year	-	-	(175,454)	-	(175,454)
Other comprehensive loss for the year	-	-	-	(3,244)	(3,244)
Total comprehensive loss	-	-	(175,454)	(3,244)	(178,698)
Treasury shares, note 14(a)	-	(47,911)	-	-	(47,911)
As of December 31,2017	398,216	(47,685)	310,089	(1,505)	659,115
Loss for the year	-	-	(81,517)	-	(81,517)
Other comprehensive loss for the year	-	-	-	(91)	(91)
Total comprehensive loss	-	-	(81,517)	(91)	(81,608)
Treasury stock reduction, note 14(a)	(19,711)	19,711	-	-	-
Proceeds from sale of shares, note 13	19,471	28,440	-	-	47,911
Reclassification to debt instruments, note 13	(19,471)	(22,224)	-	-	(41,695)

As of December 31, 2018	378,505	(21,758)	228,572	(1,596)	583,723

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statement of cash flows

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		US$(000)	US$(000)	US$(000)

Cash flow from operating activities
Loss for the year		(81,517)	(175,454)	(1,043,752)
Adjustments to reconcile profit after income tax to net cash flows from operating activities:
Impairment loss	10(b)	-	-	889,499
Depreciation and amortization		156,212	87,783	140,712
Deferred income tax	15(c)	(1,071)	-	-
Unwinding of discount of the provision for reclamation	12(b)	36,015	21,769	14,104
Unwinding of discount of debt instruments	13	735	-	-
Write-off of fixed assets	18	-	1,368	14,036
Loss (gain) for fixed asset sales	18	624	(603)	(311)
Write-down of ore inventories to realizable value	8(b)	90,365	77,385	100,179
Reversal of the write-down of on ore inventories to realizable value	8(b)	(63,778)	(99,219)	(106,103)
Allowance for obsolescence of materials and supplies	7(b)	439	1,804	(609)
Working capital adjustments:
Net (increase) decrease in operating assets:
Trade and other receivables		(7,580)	(7,345)	(14,586)
Prepaid income tax		12,706	(13,770)	(18,175)
Value added tax credit		13,856	29,543	7,414
Inventories and stockpiles and ore on leach pads		7,120	103,334	99,237
Prepaid expenses		(345)	(71)	180
Financial assets at fair value	9	-	(5,000)	-
Net increase (decrease) in operating liabilities:
Trade and other payables		3,196	17,346	(10,654)
Income tax payable		-	-	(12,346)
Provisions		14,090	77,296	91,842
Reclamation liabilities paid	12(b)	(19,842)	(21,376)	(10,467)
Net cash and cash equivalents provided by operating activities		161,225	94,790	140,200

Cash flow from investing activities
Purchase of property, plant and equipment	10	(117,636)	(51,624)	(106,908)
Restricted cash	13	(48,127)	-	-
Proceeds from sale of property, plant and equipment	18	4,821	2,235	471

Net cash and cash equivalents used in investing activities		(160,942)	(49,389)	(106,437)

Cash flow from financing activities
Dividends declared and paid	14(c)	-	-	(300,000)
Proceeds from sale of shares	13	47,911	-	-
Payments for treasury shares	14(a)	-	(47,911)	-

Net cash and cash equivalents used in financing activities		47,911	(47,911)	(300,000)

Net increase (decrease) in cash and cash equivalents		48,194	(2,510)	(266,237)
Cash and cash equivalents at beginning of year		675,014	677,524	943,761
Cash and cash equivalents at end of year		723,208	675,014	677,524

Transactions with no effects in cash flows:
Addition of asset retirement and mine closure		27,275	97,326	351,798

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Notes to the consolidated financial statements

For the years 2018, 2017 and 2016

1.	Identification and business activities of the Company

(a)	Identification -

 Minera Yanacocha S.R.L. hereinafter “the Company”, was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is currently engaged in the production, exploration and development of gold under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma"). Future projects could include the production, exploration and development of copper as well.

The Company is 51.35% owned by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation ("Newmont", the ultimate Parent company) , 43.65% owned by Compañia Minera Condesa S.A., which is 100% owned by Compañia de Minas Buenaventura S.A.A. (“Buenaventura”) and 5% owned by Summit Global Management II VB, a wholly-owned subsidiary of Sumitomo Corporation, see note 13.

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

 The Company's operations are located approximately 375 miles (604 kilometers) north of Lima and 30 miles (48 kilometers) north of the city of Cajamarca and are primarily accessible by paved roads. The Yanacocha property began production in 1993 and consists of the following open pit mines: the La Quinua Complex, the Yanacocha Complex, the Carachugo Complex and Maqui Maqui. In addition, The Company has four leach pads (La Quinua, Yanacocha, Carachugo and Maqui Maqui), three gold processing plants (Pampa Larga, Yanacocha Norte and La Quinua), one limestone processing facility (China Linda) and one mill (Yanacocha Gold Mill).

The La Quinua Complex is currently mining material from the La Quinua Sur and the Tapado Oeste Layback and is scheduled to finish mining operations in 2019.

The Yanacocha Complex mines material from the Yanacocha Layback and Yanacocha Pinos, which are scheduled to finish mining operations in 2019 and 2020, respectively. The Yanacocha Complex began operations in 1997 and has had limited mining operations in recent years.

The Carachugo Complex and Maqui Maqui mined material from multiple mines that are no longer in operation and residual leaching of gold continues. In addition, the Carchugo Complex processes material from the Quecher Main project, which is a new open pit within the existing footprint of Yanacocha. This project will add oxide production at Yanacocha and will extend the life of the Yanacocha operation to 2027.

Notes to the consolidated financial statements (continued)

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

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flows and profitability of the Company's operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control. During 2018, 2017 and 2016, the Company produced 0.52 million, 0.53 million and 0.66 million ounces of gold, respectively.

Brownfield exploration and development for new reserves is ongoing including Sulfides project and the development of the Quecher Main project within the existing footprint of Yanacocha. In addition, the Company continues to evaluate the potential for mining sulfide gold and copper mineralization.

Quecher Main project

This project will add oxide production at Yanacocha, leverage existing infrastructure and enable potential future growth at Yanacocha. First production was achieved in late 2018 with commercial production expected in the second half of 2019. The Quecher Main extends the life of the Yanacocha operation to 2027 with average annual gold production of about 200,000 ounces unaudited per year (on a consolidated basis) between 2020 and 2025. Development capital costs (excluding capitalized interest) since approval were US$101million, of which $33 million related to the fourth quarter of 2018.

Conga project

The Conga Project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and (or) development of new reserves, with the reserve balances reported for Conga in 2014 reclassified to mineralized material in 2015.

Construction activities on the Conga project were suspended on November 30, 2011, at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project, which was previously approved by the central government in October 2010, was reviewed by independent experts in an effort to resolve allegations around the environmental viability of Conga. This review concluded that the environmental impact assessment complied with international standards and provided some recommendations to improve water management. Yanacocha has focused on the construction of water reservoirs prior to the development of other project facilities. However, development of Conga is contingent upon generating acceptable project returns and getting local community and government support. Under the current social and political environment, the Company does not anticipate being able to develop Conga for at least the next five years. Due to the uncertainty surrounding the project’s development, the Company has allocated its exploration and development capital to other projects in recent years, and the Conga project is currently in care and maintenance. Should the Company be unable to develop the Conga project, the Company may have to consider other alternatives for the project, which may result in a future impairment charge. The total assets at Conga as of December 31, 2018 and 2017 were US$484.5 million and US$494.7 million, respectively.

Notes to the consolidated financial statements (continued)

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2018 were approved by the Company’s Management on April 30, 2019 and, in its opinion, will be approved without changes at the Partners’ Meeting to be held within the terms established by Law in the first half of 2019.

The consolidated financial statements as of December 31, 2017 were approved by the Partners’ Meeting held on March 22, 2018.

2.	Basis for preparation, consolidation and accounting policies

2.1.	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”), in effect at December 31, 2018.

The consolidated financial statements have been prepared under the historical cost basis, except for accounts receivables, financial assets at fair value and reclamation liability which are measured at their fair value.

The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands, except when otherwise indicated.

The preparation of consolidated financial statements requires that Management use judgments, estimates and assumptions, as detailed in note 3.

These consolidated financial statements provide comparative information in respect of the prior periods.

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

Notes to the consolidated financial statements (continued)

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

The Company applied IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments for the first time. The nature and effect of the changes as a result of adoption of these new accounting standards are described below. Other than the changes described below, the accounting policies adopted are consistent with those of the previous financial year.

Other amendments and interpretations apply for the first time in 2018; however, they did not have material impact on the annual consolidated financial statements of the Company and therefore, have not been disclosed. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Notes to the consolidated financial statements (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 and its related amendments supersede International Accounting Standards (“IAS”) 11 Construction Contracts, IAS 18 Revenue and related Interpretations. It applies to all revenue arising from contracts with customers and became effective for annual periods beginning on or after January 1, 2018. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers. It requires revenue to be recognized when (or as) control of a good or service transfers to a customer at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires enhanced and extensive disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The Company adopted IFRS 15 using the modified retrospective method of adoption and the impact is discussed further below in this note. The Company applied the practical expedient to not disclose the effect of the transition to IFRS 15 on the current period. It did not apply any of the other available optional transition practical expedients.

Overall impact

The Company’s revenue from contracts with customers comprises two main streams being the sale of gold and copper and silver in concentrate. The Company undertook a comprehensive analysis of the impact of the new revenue standard based on a review of the contractual terms of its principal revenue streams with the primary focus being to understand whether the timing and amount of revenue recognized could differ under IFRS 15. For all of the Company’s revenue streams, the nature and timing of satisfaction of the performance obligations, and, hence, the amount and timing of revenue recognized under IFRS 15 is the same as that under IAS 18.

Impact on the consolidated statement of comprehensive income

-	Gold Bullion sales: there were no changes identified with respect to the timing or amount of revenue recognition. This was because all of the Company’s gold is sold under spot sale arrangements with various banks and the timing between contract inception and the satisfaction of the performance obligation (being gold) is very short (i.e., five days), and the pricing is determined based on the gold price on the London Metal Exchange (LME) at the date specified in each spot contract.

Notes to the consolidated financial statements (continued)

-	Copper and Silver concentrate sales: there were no changes identified with respect to the timing of revenue recognition in relation to metal in concentrate, as control transfers to customers (mainly smelting companies) at the date of shipment, which is consistent with the point in time when risks and rewards passed under IAS 18. There were some impacts arising from metal in concentrate sales that have provisional pricing terms (see ‘provisionally priced commodity sales’ below). These sales are included in the caption “Other operating income”.

-	Provisionally priced commodity sales: some of the Company’s sales of metal in concentrate to customers contain terms that allow for price adjustments based on the market price at the end of a quotational period (“QP”) stipulated in the contract – these are referred to as “provisionally priced sales”.

Under previous accounting standards (IAS 18 Revenue and IAS 39 Financial Instruments: Recognition and Measurement), provisionally priced sales were considered to contain an embedded derivative (“ED”), which was required to be separated from the host contract for accounting purposes from the date of shipment. Revenue was initially recognized for these arrangements at the date of shipment (which was when the risks and rewards passed) and was based on the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price that the entity expected to receive at the end of the QP, determined at the date of shipment. Subsequent changes in the fair value of the ED were recognized in the statement of comprehensive income each period until the end of the QP, and were presented as part of ’Other operating income’.

Under IFRS 15, the accounting for this revenue will remain unchanged. The revenue will be recognized when control passes to the customer (which will continue to be the date of shipment) and will be measured at the amount to which the Company expects to be entitled. This will be the estimate of the price expected to be received at the end of the QP, i.e. the forward price. The Company will continue presenting such movements after the date of sale in profit or loss as ‘Other operating income’ and there will be no impact on the disclosures relating to revenue from contracts with customers.

Other impacts

The changes mentioned above did not have a material impact on the consolidated statements of financial position, statements of cash flows and statements of changes in equity.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment, and hedge accounting.

The Company has applied IFRS 9 retrospectively, with the initial application date of January 1, 2018 and has adjusted the comparative information for the period beginning January 1, 2017.

There was an adjustment to the financial statements arising from the adoption of IFRS 9 related to the Available-for-sale financial assets, which are now classified as Financial assets at fair value through other comprehensive income and there were no other material impacts on the comparative balances other than a change in classification and measurement of some receivables.

Notes to the consolidated financial statements (continued)

Adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (“ECL”) approach. Upon adoption of IFRS 9 no additional impairment was recognized.

The classification and measurement requirements of IFRS 9 did not have a significant impact to the Company. Upon the adoption of IFRS 9, the Company had the following required or elected balances as of January 1, 2018.

January 1, 2018 -

		IFRS 9 measurement category
		Fair value through profit or loss/OCI	Amortized cost
	US$(000)	US$(000)	US$(000)

IAS 39 measurement category
Financial Assets -
Financial assets -
Embedded derivatives	15	15	-
Financial assets at fair value	23,000	23,000	-

Receivables -
Trade receivables	1,032	-	1,032
Other receivables	25,557	-	25,557

Financial Liabilities -
Loans and borrowings -
Trade and other payables	81,215	-	81,215

Notes to the consolidated financial statements (continued)

January 1, 2017 -

		IFRS 9 measurement category
		Fair value through profit or loss/OCI	Amortized cost
	US$(000)	US$(000)	US$(000)

IAS 39 measurement category
Financial Assets -
Financial assets -
Embedded derivatives	346	346	-
Financial assets at fair value	16,454	16,454	-

Receivables -
Trade receivables	9,965	-	9,965
Other receivables	24,055	-	24,055

Financial Liabilities -
Loans and borrowings -
Trade and other payables	63,300	-	63,300

2.4.	Summary of significant accounting policies and practices -

(a)	Foreign currencies -

The consolidated financial statements are presented in U.S. dollars, which is also the Company's functional currency.

Transactions and balance

Transactions in foreign currency (a currency other than functional currency) are initially recorded by the Company at the exchange rates prevailing at the time of the transactions published by the Superintendence of Banking and Insurance and Pension Fund Administrators (AFP for its acronym in Spanish).

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

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date.

Financial assets of the Company comprise cash and cash equivalents, trade and other receivables, net and financial assets at fair value through OCI with recycling of cumulative gains and losses and financial assets at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at amortized cost (debt instruments).
-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).
-	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments).
-	Financial assets at fair value through profit or loss.

Financial assets at amortized cost (debt instruments) -

The Company measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

This category generally applies to other receivables, net. See note 6 for more information on accounts receivables.

Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) -

Financial assets are classified and measured at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

The Company’s investments in the San Jose Reservoir Trust are classified as financial assets at fair value through OCI as of December 31, 2018 and 2017.

As of December 31, 2018, the Company has investments amount US$20.6 million related to the San Jose Reservoir Trust as Financial assets at fair value through OCI.

Notes to the consolidated financial statements (continued)

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) -

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading.

The Company doesn’t have financial assets classified in this category.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss.

As of December 31, 2018 and 2017, the Company has nominal investments related to the San Jose Reservoir Trust as financial assets at fair value through profit or loss.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Notes to the consolidated financial statements (continued)

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

This category also applies to financial assets that are intended to be held for an indefinite period of time and may be sold in response to needs for liquidity, or in response to changes in the market conditions (Note 9).

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired; or
-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset or, (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Impairment of financial assets -

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Notes to the consolidated financial statements (continued)

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(ii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

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

Notes to the consolidated financial statements (continued)

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings -

After initial recognition, interest-bearing loans and borrowing are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statements of profit and cost when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization under the effective interest rate method is included as financial costs in the consolidated statements of profit or loss. This category generally applies to interest-bearing loans and borrowings.

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

Notes to the consolidated financial statements (continued)

(c)	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current or non-current classification.

An asset is classified as current when it:

-	Is expected to be realized or intended to be sold or consumed in the normal operating cycle;
-	Is held primarily for the purpose of trading;
-	Is expected to be realized within twelve months after the reporting period, or
-	Is Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period;
-	The Company classifies all other assets as non-current.

A liability is current when:

-	Is expected to be settled in the normal operating cycle;
-	Is held primarily for the purpose of trading;
-	Is due to be settled within twelve months after the reporting period
-	Or:
-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period;
-	The Company classifies all other liabilities as non-current;
-	Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d)	Cash and cash equivalents -

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Restricted cash is excluded from cash and cash equivalents and is included in other current assets or long-term assets depending on restrictions.

(e)	Stockpiles, ore on leach pads and inventories -

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of weighted average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories to net realizable value are reported as a component of costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as non-current. The major classifications are as follows:

Notes to the consolidated financial statements (continued)

(i)	Stockpiles -

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and depreciation and amortization relating to mining operations, and removed at each stockpile's weighted average cost per recoverable unit as material is processed.

(ii)	Ore on leach pads -

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting gold-bearing solution is later processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable overhead and depreciation and amortization relating to mining operations, as well as leaching costs incurred in the leaching process. Costs are removed from ore on leach pads as ounces are recovered based on the weighted average cost per estimated recoverable ounce of gold on the leach pad.

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

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. The Company's operating results typically are not materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads in the ordinary course of business. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

Notes to the consolidated financial statements (continued)

(iii)	In-process inventory -

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, and include mill in-circuit and leach in-circuit. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the weighted average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and (or) leach pads plus the in- process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process.

(iv)	Precious metals inventory -

Precious metals include gold Dore and (or) gold bullion. Precious metals that result from the Company's mining, processing activities are valued at the weighted average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

(v)	Materials and supplies -

Materials and supplies are valued at the lower of weighted average cost or replacement value. Cost includes applicable taxes and freight.

(f)	Property, plant and equipment -

The cost of an element of property, plant and equipment comprises the following: the acquisition price or manufacturing cost, including non-reimbursable customs and taxes and any cost necessary to place the asset in operating condition, as anticipated by Management; the estimate of the rehabilitation obligation and, in the case of qualified assets, the financing costs.

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

Notes to the consolidated financial statements (continued)

Assets in the construction stage are capitalized as separate components. At their completion, the cost is transferred to the appropriate category. Assets under construction are not depreciated.

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

Land improvements	Between 2 and 4 years
Buildings	Between 5 and 10 years
Plant and equipment	Between 3 and 10 years
Vehicles	Between 3 and 4 years
Furniture and fittings	Between 3 and 4 years
Other equipment	Between 3 and 4 years
Computer equipment	Between 3 and 4 years
Assets retirement cost	Useful life of the mine and (or) process facilities

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

(g)	Mineral Interests -

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

Notes to the consolidated financial statements (continued)

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

Exploration costs are capitalized when reserves at the location are declared in the proven and probable reserves information published annually by Newmont in its Form 10-K. At this point, exploration costs are capitalized as mine development or as a component of property, plant and equipment, as appropriate.

The Company's mineral rights generally are enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and (or) undeveloped mineralized material.

Mineral interests are presented in the caption of property, plant and equipment, net.

(h)	Mine development -

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

Notes to the consolidated financial statements (continued)

The cost of removing overburden and waste materials to access the ore body at an open-pit mine prior to the production phase are referred to as "pre-stripping costs." Pre-stripping costs are capitalized during the development of an open-pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of the minimum saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs. See (h) below.

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

Mine development costs are presented in the caption of Property, plant and equipment, net.

(i)	Stripping activity asset -

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

Notes to the consolidated financial statements (continued)

Costs allocated to the production stripping activity asset are subsequently depreciated. Depreciation of the production stripping asset was calculated on a systematic basis ("waste-to-ore tons ratio") method over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping costs. This depreciation is a production cost.

(j)	Impairment of non-financial assets -

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

Notes to the consolidated financial statements (continued)

(k)	Provisions -

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

Asset Retirement Obligation -

Reclamation obligations are recognized when incurred and recorded as liabilities at the best estimate of the expenditure required to settle the obligation. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated reclamation obligation is based on when spending for an existing disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site. Reclamation costs related to an inactive mine site are recorded as expenses.

(l)	Revenue from contracts with customers -

The Company is principally engaged in the business of producing gold and concentrated copper/silver. Revenue from contracts with customers is recognized when control of the goods is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.

The Company has generally concluded that it is the principal in its revenue contracts because it typically controls the goods before transferring them to the customer.

(i)	Contract balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional. The Company does not have any contract assets as performance and a right to consideration occurs within a short period of time and all rights to consideration are unconditional.

Notes to the consolidated financial statements (continued)

Trade receivables

A receivable represents the Company’s right to an amount of consideration that is unconditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Company performs under the contract. As of December 31, 2018 and 2017 the Company does not have any contract liability.

(ii)	Sales of gold -

For gold sales, those sales are performed over unrefined gold dore that are sold under spot sales contracts with banks. The Company initially negotiates with the banks the quantity of gold bullion to be required which is delivered in terms of unrefined gold dore to a selected refiner. The performance obligation is completed once control transfers to the customer allowing the fully payment in cash according the contracts. As a result, all risk of loss and damage of the gold dore pass to customer upon reception. The only performance obligation is the sale of gold dore.

Revenue is recognized at a point in time when the payment is ensured in the same time when control transfers to the customer. Control of the cold credits transfers to the customer when those gold credits are transferred from the Company’s gold bullion account to the customer’s account (typically cash is transferred to the Company’s account simultaneously ). This generally occurs after the dore’s shipments are confirmed, not being required to physically delivered the gold dore to the banks. Nevertheless, the date of shipment’s confirmation and delivery might be different arising differences between the prices used. Therefore, these sales are subject to subsequent adjustments due the variation of assays. All these matters are resolved according a settlement process specified in the contract which result in the issue of debit/credit notes according the results.

With these arrangements, there are no advance payments received from the banks, no conditional rights to consideration, so no contract assets are recognised. A trade receivable is recognised at the date of sale and there is usually paid on cash once delivery confirmation is issued. The contract is entered into and the transaction price is determined at outturn by virtue of the shipment confirmation being subject to further price adjustments when difference between delivery and shipment dates arises. Also, given each spot sale represents the enforceable contract and all performance obligations are satisfied at that time, there are no remaining performance obligations (unsatisfied or partially unsatisfied) requiring disclosure.

Notes to the consolidated financial statements (continued)

(iii)	Sales of concentrated copper, silver -

For the Company’s copper, silver in concentrate sold under FOB Incoterm, therefore, the only performance obligations are the provision of the product at the point where control passes.

The majority of the Company’s sales of copper and silver in concentrate allow for price adjustments based on the market price at the end of the relevant QP stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for metal in concentrate is based on prevailing spot prices on a specified future date after shipment to the customer. Adjustments to the sales price occur based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP can be between one and three months.

Revenue is recognized when control passes to the customer, which occurs at a point in time when the copper, silver in concentrate is physically transferred onto a vessel, train, conveyor or other delivery mechanism. The revenue is measured at the amount to which the Company expects to be entitled, being the estimate of the price expected to be received at the end of the QP, i.e., the forward price, and a corresponding trade receivable is recognized.

For these provisional pricing arrangements, any future changes that occur over the QP are embedded within the provisionally priced trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. Given the exposure to the commodity price, these provisionally priced trade receivables will fail the cash flow characteristics test within IFRS 9 and will be required to be measured at fair value through profit or loss up from initial recognition and until the date of settlement. These subsequent changes in fair value are recognized in the statement of profit or loss and other comprehensive income each period and presented in “Other operating income”. Changes in fair value over, and until the end of, the QP, are estimated by reference to updated forward market prices for gold and copper as well as taking into account relevant other fair value considerations as set out in IFRS 13, including interest rate and credit risk adjustments.

Sales for copper, silver and the subsequent changes in fair value of the trade receivable are presented in the caption “Other operating income”.

(iv)	Interest income -

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

(m)	Taxes -

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

The Company's deferred income tax assets include certain future tax benefits. The Company determines valuation allowance to any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized (Note 15).

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Notes to the consolidated financial statements (continued)

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

Value added tax -

Expenses and assets are recognized net of the amount of value added tax, except:

(i)	When the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;
(ii)	When receivables and payables are stated with the amount of value added tax included.
The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.

(n)	Fair value measurement -

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

Notes to the consolidated financial statements (continued)

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

The Company assesses the status of each exploration project to determine when the development phase begins. One of the criteria used to evaluate the development start date is when the Company determines that the property can be economically developed based on the results of feasibility studies.

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

(a)	Determination of mineral reserves and resources -

The Company calculates its reserves using methods generally applied by mining and industry according to SEC guidance. All estimated reserves represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed.

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

Inventories are measured at the lower of its weighted average cost or its net realizable value. Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles and ore on leach pads are measured by estimating the number of tons added and removed from the stockpile and leach pads, the number of contained gold ounces, assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and ore on leach pad tonnages are verified by periodic surveys.

(e)	Impairment of non-financial assets -

The Company assesses each asset or cash generating unit in each reporting period to determine whether any indication of impairment exists (e.g. fluctuation of gold prices, community relations and social license to operate). Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use. The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates and operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

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

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Subsequent to initial measurement, lessees will be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Finally, lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

Transition to IFRS 16

The Company plans to adopt IFRS 16 using the modified retrospective approach with a cumulative-effect adjustment recorded at the beginning of the period of adoption (January 1, 2019). Therefore, upon adoption, the Company will recognize and measure leases without revising comparative period information or disclosure.

Notes to the consolidated financial statements (continued)

The Company will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value.

The Company has substantially completed its assessment of the new standard, including the impact on the Company’s Consolidated Financial Statements. Based on contracts outstanding at December 31, 2018, the adoption of the new standard will result in the recognition of right-of-use assets and lease liabilities approximately for US$0.3 million in January 2019. The Company will provide additional qualitative and quantitative disclosures related to leasing arrangements beginning in the period of adoption.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment -

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately
-	The assumptions an entity makes about the examination of tax treatments by taxation authorities
-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates
-	How an entity considers changes in facts and circumstances

In 2019, the Company is in process of the assessment of the potential effect of this IFRIC on its consolidated financial statements

Annual Improvements 2015-2017 Cycle (issued in December 2017) -

These improvements include:

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. These amendments are currently not applicable to the Group, but may apply to future transactions.

Notes to the consolidated financial statements (continued)

5.	Cash and cash equivalents

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Petty cash	33	34
Bank accounts	111,319	48,995
Term deposits (b)	611,856	625,985

	723,208	675,014

(b)	The term deposit balance is made up as follows:

	2018	2017
	US$(000)	US$(000)

Citi Bank	210,361	206,824
JP Morgan	401,495	419,161

	611,856	625,985

The bank accounts and term deposits yield interest at market rates. The carrying amounts approximate the fair value due to the short maturity of these balances, which are less than 90 days.

6.	Trade and other receivables, net

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Trade receivables, net
Foreign clients	7,389	1,032

Other receivables
Advances to suppliers	16,897	20,724
Tax claims	3,532	10,211
Credit of tax on net assets	23,290	11,520
Other	5,382	4,032
Related entities, note 22(b)	794	2,185
	49,895	48,672

Allowance for doubtful accounts (b)	(1,384)	(1,384)
	48,511	47,288

Total trade and other receivables, net	55,900	48,320

Notes to the consolidated financial statements (continued)

	2018	2017
	US$(000)	US$(000)

By maturity:
Current	32,610	36,800
Non current	23,290	11,520

Total	55,900	48,320

The trade receivables are related to concentrate sold (copper and silver by-products). At December 31, 2018 and 2017 there were no material collectability issues that required an allowance for the trade receivable balance.

(b)	The allowance for doubtful accounts had the following movement during the years 2018, 2017 and 2016:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Opening balance	1,384	1,407	1,444

Deductions	-	(23)	(37)

Ending balance	1,384	1,384	1,407

In Company’s Management opinion, the allowance for doubtful accounts balance is sufficient to adequately cover the risk of failure to collect other receivables as of the date of the consolidated statement of financial position.

7.	Inventories, net

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Precious metals	6,878	15,446
Leach in-circuit	1,835	8,057
Mill in-circuit	4,002	2,048
Materials and supplies	49,327	52,171
	62,042	77,722

Allowance for obsolescence of materials and supplies (b)	(7,515)	(7,076)

	54,527	70,646

Notes to the consolidated financial statements (continued)

(b)	The allowance for obsolescence of material and supplies had the following movement during the years 2018, 2017 and 2016:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Opening balance	7,076	5,272	5,881
Provision for impairment of materials and supplies	1,887	2,896	3,104
Reversal of provision for impairment of materials and supplies	(1,448)	(1,092)	(3,713)

Ending balance	7,515	7,076	5,272

8.	Stockpiles and ore on leach pads, net

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Current portion -
Stockpiles	35,065	77,296
Ore on leach pads	106,931	159,930
Provision for net realizable value adjustment (b)	(41,403)	(40,588)

	100,593	196,638

Non-current portion -
Stockpiles	41,814	32,362
Ore on leach pads	144,688	50,350
Provision for net realizable value adjustment (b)	(47,724)	(21,952)

	138,778	60,760

(b)	The provision for net realizable value adjustment had the following movement during the years 2018, 2017 and 2016:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Opening balance, note 17	62,540	84,374	90,298
Provision	90,365	77,385	100,179
Reversal of provision	(63,778)	(99,219)	(106,103)

Ending balance, note 17	89,127	62,540	84,374

Notes to the consolidated financial statements (continued)

9.	Financial assets at fair value

In November 2008, the Company funded the San Jose Reservoir Trust for US$13 million to ensure the continuity of the Company's operations in the San Jose Reservoir after 2018. Such trust is irrevocable and is a separate legal entity of the Company. The grantor is the Company, the trustee is the Banco de Crédito del Perú and the beneficiary is the Company; therefore, the Company consolidates the trust. As of December 31, 2018, the trust total balance is US$22.6 million and is presented as a financial instrument at fair value (trust total balance of US$23 million as of December 31, 2017, including an additional investment of US$5 million during 2017). During 2018, the change in fair value of the debt instruments was recognized in other comprehensive income for the amount of US$91,000. The change in fair value of the investments in marketable stocks was recognized in profit and loss for US$10,000 in the consolidated statement of comprehensive income.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment, net

(a)	Below is presented the movement in cost:

	Opening balance	Additions	Sales and disposals	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2018
Cost-
Land	9,459	-	-	-	9,459
Land improvements	36,454	-	-	-	36,454
Building and constructions	297,798	-	-	530	298,328
Machinery and equipment	286,865	-	(72,442)	30,137	244,560
Leach pads	1,722,786	-	-	484	1,723,270
Vehicles	11,024	-	(1,171)	68	9,921
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	57,773	-	(265)	1,416	58,924
Work in progress	400,410	117,636	-	(73,358)	444,688
Mining rights	37,521	-	-	-	37,521
Asset retirement and mine closure	507,123	27,275	-	-	534,398
Stripping activity asset	148,487	-	-	-	148,487
Mine development	722,355	-	-	38,292	760,647

	4,240,611	144,911	(73,878)	(2,431)	4,309,213

Accumulated depreciation and amortization
Land improvements	35,143	440	-	-	35,583
Building and constructions	240,348	7,631	-	-	247,979
Machinery and equipment	249,975	20,887	(66,607)	-	204,255
Leach pads	1,621,266	34,736	-	-	1,656,002
Vehicles	11,024	2	(1,171)	-	9,855
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	55,914	828	(220)	-	56,522
Mining rights	29,457	-	-	-	29,457
Asset retirement and mine closure	356,345	67,663	-	-	424,008
Stripping activity asset	143,252	2,806	-	-	146,058
Mine development	639,450	17,034	-	-	656,484

	3,384,730	152,027	(67,998)	-	3,468,759

Net cost	855,881				840,454

Notes to the consolidated financial statements (continued)

	Opening balance	Additions	Sales and disposals	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2017
Cost-
Land	9,459	-	-	-	9,459
Land improvements	36,454	-	-	-	36,454
Building and constructions	236,551	-	(42)	61,289	297,798
Machinery and equipment	379,164	-	(92,299)	-	286,865
Leach pads	1,670,835	-	-	51,951	1,722,786
Vehicles	11,024	-	-	-	11,024
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	57,773	-	-	-	57,773
Work in progress	483,225	51,624	-	(134,439)	400,410
Mining rights	37,521	-	-	-	37,521
Asset retirement and mine closure	409,797	97,326	-	-	507,123
Stripping activity asset	148,487	-	-	-	148,487
Mine development	701,156	-	-	21,199	722,355

	4,184,002	148,950	(92,341)	-	4,240,611

Accumulated depreciation and amortization
Land improvements	35,053	90	-	-	35,143
Building and constructions	235,340	5,020	(12)	-	240,348
Machinery and equipment	329,965	8,431	(88,421)	-	249,975
Leach pads	1,588,205	33,061	-	-	1,621,266
Vehicles	11,003	21	-	-	11,024
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	55,645	269	-	-	55,914
Mining rights	29,457	-	-	-	29,457
Asset retirement and mine closure	337,173	19,172	-	-	356,345
Stripping activity asset	142,170	1,082	-	-	143,252
Mine development	622,604	16,846	-	-	639,450

	3,389,171	83,992	(88,433)	-	3,384,730

Net cost	794,831				855,881

Additions to work in progress in 2018 are primarily related to the Quecher Main project.

The depreciation and amortization expense for the year ended December 31, 2018 was recorded as Cost applicable to sales in the consolidated statement of comprehensive income.

Notes to the consolidated financial statements (continued)

(b)	Impairment of long-lived assets -

In accordance with the accounting policies and processes, each asset or Cash Generating Unit “CGU” is evaluated annually at year end, to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed. The Company has two CGU’s: Yanacocha mine and Conga project.

In December 2017 and 2018, the Company performed a formal evaluation of its cash generating units and concluded that there were no impairment indicators at December 31, 2018 and 2017, respectively.

In December 2016, the Company determined that an impairment indicator existed as a result of the updated long-term mining and closure plans and the related increases in estimated future closure costs that resulted in an increase to the asset retirement cost asset. As a result of the recoverable amount analysis performed during 2016, the Company recorded an impairment loss related to Yanacocha mine of US$889.5 million (US$872.2 million and US$17.3 million related to property, plant and equipment and intangible assets, respectively).

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

Estimates included quantities of recoverable minerals, production levels, operating costs and capital requirements and sourced from the planning process, including the LOM plans, one-year budgets and CGU-specific studies.

Key assumptions used for the impairment testing as of December 31, 2016:

The determination of value in use was most sensitive to the following key assumptions:

-	Production volumes.
-	Commodity prices.
-	Discount rate.

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

Notes to the consolidated financial statements (continued)

11.	Trade and other payables

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	48,847	43,108
Related entities, note 22	10,846	9,962
	59,693	53,070

Other payables
Remuneration and similar benefits payable	22,907	27,419
Royalties payable to the Peruvian State	136	726
Taxes payable	4,280	2,605
	27,323	30,750

	87,016	83,820

(b)	Trade payables arise mainly from the acquisition of materials, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest, are not secured and are mostly denominated in U.S. dollars.

12.	Provisions

(a)	This caption is made up as follows:

	2018	2017
	US$(000)	US$(000)

Provision for closure of mining units and exploration projects (b)	1,294,464	1,234,731
Provision of social responsibility (c)	18,010	21,689
Accrual of operating costs (d)	11,442	15,064
Workers’ profit sharing payable (e)	3,920	1,733
Accrual of capital expenditure	3,682	1,840
Other provisions	2,785	1,403
	1,334,303	1,276,460

Classification by maturity:
Current portion	41,154	39,495
Non-current portion	1,293,149	1,236,965

	1,334,303	1,276,460

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

The liability for reclamation or the Asset retirement obligation (“ARO”) comprises activities to be carried out by the Company in the restoration of mines and adjacent areas in the completion stage of the gold extraction process. Such activities include the restoration of mining locations, water treatment plant operations, as well as reforestation and land treatments.

The movement of the ARO for 2018, 2017 and 2016 is broken down as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Opening balance	1,234,731	1,012,888	578,959
Additional provisions	43,560	221,450	430,292
Payments	(19,842)	(21,376)	(10,467)
Unwinding of discount, note 20	36,015	21,769	14,104
Final balance	1,294,464	1,234,731	1,012,888

Classification by maturity
Current portion	19,325	19,455	15,636
Non-current portion	1,275,139	1,215,276	997,252

	1,294,464	1,234,731	1,012,888

There were minimal changes to the updated closure plan in 2017 prior to submitting to Peruvian regulators in September 2017. The regulators completed their review and approved the updated closure plan in November 2017.

As of December 31, 2018, the Company recorded an increase to the reclamation liability of US$44 million (US$206 million in 2017). The increase to the reclamation obligation resulted in an increase to the recorded asset retirement cost asset of US$27.2 million (US$97 million in 2017) related to the producing portions of the mine and a non-cash charge to reclamation expense for the year ended December 31, 2018 of US$16.3 million (US$109 million as December 31, 2017) related to the areas of Carachugo, Yanacocha, Maqui Maqui and Cerro Negro operations no longer in production. The increase of the 2018 reclamation obligation is mainly due to new disturbance from the Quecher Main development project and changes in the labor cost estimate. The increase to the 2017 reclamation obligation is mainly due to a decrease in the market-based discount rate compared to the prior year. The discount rates used in the calculation of the provision as December 31, 2018 and December 31, 2017 were between 0.3% and 2.9%.

Notes to the consolidated financial statements (continued)

(c)	Provision of social responsibility -

The provision of social responsibility relates to community commitments to develop projects near the mine site, including training and support for other activities such as building infrastructure and donations.

(d)	Accrual of operating cost -

The accrual of operating cost relates to the provisional valuation of services received by the Company as part of its operations that were pending to be invoiced such as power, maintenance, contractors and others.

(e)	Workers' profit sharing -

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

13.	Debt instruments

On June 14, 2018, the Company approved the sale of 63,922,565 shares of MYSRL to Summit Global Management II BV, a wholly-owned subsidiary of Sumitomo Corporation (“Sumitomo”) for US$47,911,000. The transaction resulted in Sumitomo owning 5% of MYSRL with the Newmont and Buenaventura’s ownership percentages decreasing to 51.35% and 43.65%, respectively.

Under the terms of the transaction, Sumitomo has the option to require the Company to repurchase the interest if the Yanacocha Sulfides project does not adequately progress by June 2022 or if the project is approved with an incremental rate of return below a contractually agreed upon rate. Under the terms of the sales agreement, the cash paid by Sumitomo at closing has been placed in escrow for repayment in the event the option is exercised. As of December 31, 2018, the Company holds US$48,127,000 in an escrow account with Citibank New York and generates interest at a market rate. This balance is included in the caption Restricted Cash in the consolidated statement of financial position. The restricted cash is not available to finance the Group’s day-to-day operations and, therefore, has been excluded from cash and cash equivalents for the purposes of the consolidated statement of cash flows. It has been disclosed as a non-current asset.

The shares held by Sumitomo meet the definition of a compound instrument and will be classified as a liability (with a portion recorded to equity) in the consolidated financial statements of the Company. The difference between the present value of the US$41,695,000 and the gross redemption amount of US$47,911,000 was recorded to equity of US$6,216,000 at the date of acquisition in accordance with the compound financial instrument guidance included in IAS 32. The value as of December 31, 2018 amounting to US$42,430,000 includes the unwinding of the discount recognized in the caption “Finance costs” consolidated statement of comprehensive income of US$735,000.

Notes to the consolidated financial statements (continued)

14.	Partners’ equity, net

(a)	Partners’ contributions -

Partners’ contributions comprise 1,214,528,739 common partnership interests at par value of one Peruvian Sol each, fully subscribed and paid-in. Such partnership interest includes 656,484,745 common partnership interests that are owned by foreign investors.

On December 21, 2017, Minera Yanacocha purchased back 63,922,565 partnership interests owned by International Finance Corporation (“IFC”) for US$47,910,000, which represented 5% of the capital stock of the Company. On February 19, 2018, the Board of the partners approved the reduction of 63,922,565 of the common partnership interests. On June 14, 2018, the Board of the partners approved the sale of 63,922,565 partnership units to Summit Global Management II BV, see note 13.

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

On February 15, 2016, the Executive Committee unanimously agreed to distribute dividends in the amount of US$300 million, in proportion to its shareholding, which corresponds to a portion of the accumulated results as of December 31, 2014, which were generated in 2011.

Notes to the consolidated financial statements (continued)

15.	Tax Situation

(a)	Tax stabilization agreements -

The Company has entered into the following tax stability agreements, each with a term of 15 years:

Mine	Effective	Date of the Tax Agreement	Tax Regimes in Force

Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

The Cerro Yanacocha tax stabilization agreement expired on January 1, 2015 and La Quinua tax stabilization agreement expired on January 1, 2019.

The agreement for La Quinua guaranteed the Company's use of the tax regime shown in the table above and permitted maintenance of its accounting records in U.S. dollars for tax purposes.

The Company determines taxable income based on its understanding and that of its legal advisors, of applicable tax legislation. Taxable income differs from pre-tax income disclosed within these consolidated financial statements by those items that the applicable tax legislation deems to be non-taxable or non-deductible.

On December 31, 2014, the Peruvian Government enacted modifications to Income Tax regulations, applicable beginning in 2015. Among the modifications, a progressive income tax rate reduction was approved as follows: 28% for fiscal year 2016; 27% for fiscal years 2017 and 2018; and 26% from 2019, onward.

Pursuant to Legislative Decree N° 1261, published on December 10, 2016 and effective as of January 1, 2017, the applicable tax rate on the taxable income will be 29.5%. The income tax for La Quinua is 29% according to the tax stabilization agreement entered into with the Peruvian government.

(b)	Other mining taxes -
(i)	Law N°29788, Mining Royalties

On 28 September 2011, the Peruvian Government enacted new legislation to comprise a new mining tax payable to the Peruvian Government for extracting metallic and non-metallic mineral resources from its mining concessions.

Pursuant to this legislation, the mining royalty is payable quarterly based on sales and operating profit determined in accordance with IFRS. The royalty amount due is 1% of revenue. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate of 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. During 2018, 2017, and 2016, the amounts included in cost of production related to mining royalties were US$ 1,273,000, US$3,140,000 and US$3,742,000, respectively and during 2018, 2017 and 2016 there were no amounts included in mining tax expense.

Notes to the consolidated financial statements (continued)

(ii)	Law N°29789, Special Mining Tax

The Special Mining Tax ("IEM") applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit determined, in accordance with IFRS.

The rate varies depending on the level of operating profit. During 2018, 2017 and 2016 the amounts included in income and mining tax expense were US$592,000, US$1,418,000 and US$3,259,000 respectively.

(iii)	Law N°29790, Special Mining Burden

The Special Mining Burden ("GEM") applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit, determined in accordance with IFRS. The rate varies depending on the level of operating profit margin. The GEM applied to operations at La Quinua in 2018, 2017 and 2016. This resulted in US$8,230,000, US$3,526,000 and US$6,945,000, respectively, of additional Income and mining tax expense.

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

The new pension fund tax is calculated based on annual income and is payable quarterly. During 2018, 2017 and 2016, the amounts included in Income and mining tax expense amounted to US$39,000, US$29,000, and US$141,000, respectively.

Notes to the consolidated financial statements (continued)

(c)	Peruvian income tax -

The Company's income tax provision consisted of the following:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Current peruvian income tax	12,525	3,877	41,105
Royalties and mining taxes	8,888	4,944	10,249
Other taxes	55	211	323
Income tax prior year adjustments	8,900	(2,006)	(2,092)
Income tax prior years refunds	-	-	(6,458)
Current income tax expense	30,368	7,026	43,127
Deferred income tax expenses (benefit)	(1,071)	-	-

Income tax expense	29,297	7,026	43,127

(d)	Deferred income tax asset -

Components of deferred income tax assets (liabilities) are as follows:

	2018	2017
	US$(000)	US$(000)

Deferred income tax assets, net
Property, plant and mine development	514,828	571,210
Reclamation	301,492	233,843
Accounts payable and accrued expenses	92,610	78,241
Inventories	62,363	61,435
Other	1,102	3,073
	972,395	947,802
Allowance of deferred income tax asset	(971,324)	(947,802)

Net deferred income tax asset	1,071	-

In December 2018, the Company recorded an additional valuation allowance on its deferred income tax asset of US$24 million (US$51 million during 2017 and US$386 million during 2016) to the extent that it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized. The portion of the deferred income tax asset not affected by the allowance corresponds to additional tax credits that can be used to reduce income tax paid of open periods to review by the tax authority.

Notes to the consolidated financial statements (continued)

(e)	Reconciliation of income tax expense (benefit) –

Below is a reconciliation of tax expense and the accounts profit multiplied by the statutory tax rate for the years 2018, 2017 and 2016:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Loss before income tax	(52,220)	(168,428)	(1,000,625)
Peruvian statutory tax rate	29.5%	29.5%	28%
Income tax income	(15,405)	(49,686)	(280,175)
Valuation allowance on deferred tax asset	23,771	50,960	386,763
Effect of change in income tax rate		-	(66,667)
Mining taxes	6,260	3,530	7,392
Non-deductible expenses	6,962	4,204	3,296
Adjustment due to income tax rate applicable to La Quinua	(176)	(124)	(1,024)
Income tax prior years refunds / payments	7,885	(1,858)	(6,458)

Total income tax expense	29,297	7,026	43,127

(f)	The main tax regulations issued during 2018 are as follows –
(i)	Modified, starting in January 1, 2019, the treatment applicable to the royalties and fees for services provided by non-domiciled recipients, eliminating the obligation to pay an amount equivalent to the withholding when the costs or expenses are booked, and must now withhold the corresponding income tax at the time of their payment or retribution accreditation (Legislative Decree N° 1369).

(ii)	Established rules governing the obligation of legal persons and (or) legal entities to report the identification of their final beneficiaries (Legislative Decree N° 1372). These rules are applicable to legal persons domiciled in the country, pursuant to article 7 of the Income Tax Law, and to legal entities in the country. The obligation is applicable for non-domiciled legal entities and legal entities constituted abroad while: a) have a branch, agency or another permanent establishment in the country; b) the person (natural or legal entity) who manage the autonomous patrimony or foreign investment funds, or the natural or legal person who has the quality of guard or administrator, is domiciled in the country; and, c) any part of a consortium is domiciled in the country. This obligation will be fulfilled by submitting to the tax authority of sworn statement information, which should contain the final beneficiary information and be submitted, in compliance with the regulations and in the deadlines established through a resolution of the Tax Authority.

Notes to the consolidated financial statements (continued)

(iii)	Changed the tax code in the implementation of the General Anti-Avoidance Rule – GAAR (Rule XVI of the preliminary title of the Tax Code (Legislative Decree N° 1422).

The GAAR is intended to prevent taxpayers from entering into transactions that would allow them to minimize their tax liabilities. The Tax authority will be entitled to apply the GAAR in ordinary tax audits since July 19, 2012; however, the tax authority will have to obtain the approval from a committee before applying the GAAR.

Other rules regarding the GAAR are:

(a)	Jointly Liability of Legal Representatives – the legal representatives will be jointly liable for the tax debt as a result of the application of the GAAR by the Tax Authority.

Tax Planning approval by the Board of Directors - Up to March 29, 2019 board of Directors should approve (ratify or modify) all the tax planning of their entities since July 19, 2012. The members of the board will be liable for the tax assessment as a result of the application of the GAAR.

16.	Revenue from sales

(a)	The Company’s revenues are mainly from sales of gold ounces. The table below presents the net sales to customers by geographic region:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Sales and services by geographic region:
Metal sales
Switzerland	518,664	491,887	558,723
America	139,989	179,018	233,043
	658,653	670,905	791,766

Royalties, note 1(a) and 22	(20,385)	(20,739)	(24,339)
Mining royalties to the government	(2,875)	(4,990)	(6,234)

	635,393	645,176	761,193

Notes to the consolidated financial statements (continued)

(b)	Other operating income is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Sales of copper and silver	20,442	17,509	8,136
Others	1,523	4,361	9,577

	21,965	21,870	17,713

The amount of the subsequent changes in fair value of the trade receivable were a decrease of US$176,000, US$15,000 and US$346,000 in 2018, 2017 and 2016, respectively and are presented as part of the caption “Sales of copper and silver”.

17.	Costs applicable to sales

This caption is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and in-process	345,489	446,503	544,325
Beginning balance of provision for net realizable value, note 8(b)	(62,540)	(84,374)	(90,298)
Consumption of supplies	215,863	240,881	228,376
Personnel expenses	82,645	99,702	87,258
Other services	43,672	66,408	73,779
Maintenance	22,585	24,033	36,213
Power	24,203	23,565	27,270
Depreciation and amortization	156,212	87,783	140,712
Workers' profit participation	3,837	1,242	12,394
Reclamation expenses related to leach pads, note 12(b)	16,284	124,124	78,494
Ending balance of provision for net realizable value, note 8(b)	89,127	62,540	84,374
Ending balance of finished goods and in-process	(341,213)	(345,489)	(446,503)

	596,164	746,918	776,394

Notes to the consolidated financial statements (continued)

18.	Operating expenses, net

This caption is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Exploration and advanced projects	62,643	51,694	49,580
Severance program	8,678	9,419	9,659
Cost of fixed assets sold	5,445	1,632	160
Income from fixed assets sold	(4,821)	(2,235)	(471)
Tax fine	3,954	-	-
Others, net	256	1,636	(1,468)
Write-off of fixed assets	-	1,368	14,036

	76,155	63,514	71,496

19.	Administrative expenses

This caption is made up as follows:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Management expenses	1,317	3,395	7,191
Other	1,466	1,365	1,589

	2,783	4,760	8,780

20.	Finance costs

Finance costs for the year ended December 31, 2018 are mainly related to the unwinding of the discount of the reclamation and mine closure liability amounting to US$36,015,000 (US$21,769,000, and US$14,104,000 for the years ended December 31, 2017 and 2016, respectively). See note 12(b).

21.	Commitments and contingencies

Unitization of properties -

In December 2000, as a result of the unitization plan carried out by the Partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

-	The Company must pay to Chaupiloma, 3% of the quarterly net sales, according to the lease agreement. The mining rights subject to this 3% royalty are those identified in the lease agreement as part of the “Area of Influence of Chaupiloma”. Some of these mining rights are in exploitation and the rest of them in exploration.

-	The Company must pay to Los Tapados S.A., 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. These mining rights are in exploitation and others inactive.

Notes to the consolidated financial statements (continued)

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

Environmental -

The Peruvian government agency responsible for environmental evaluation and inspection, Organismo Evaluacion y Fiscalizacion Ambiental (“OEFA”), conducts periodic reviews of the Yanacocha site. In 2011, 2012, 2013, 2015, 2016, 2017 and 2018, OEFA issued notices of alleged violations of OEFA standards to the Company relating to past inspections. OEFA has resolved with minimal or no findings. In 2015 and 2016, the water authority of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2018 with no findings. The experience with OEFA and the water authority is that in the case of a finding of violation, remedial action is often the outcome rather than a significant fine. The alleged OEFA violations currently range from zero to 40,300 tax units and the water authority alleged violations range from zero to 10 tax units, being each tax unit equivalent to approximately US$1,260 based on current exchange rates. The Company is responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations.

Open tax procedures -

The Tax Authority has the right to examine, and, if necessary, amend the Company’s income tax provision for the last four years. The Company’s income tax filings for the years 2014 through 2017 are open to examination by the tax authorities. For value added tax, the periods open for examination are the years 2015 through 2018. To date, National Tax Supervisor “SUNAT” has concluded its review of the Company’s tax exams through the year 2013. For years 2002 through 2010, the Company is in the claim and appeal process.

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

Tax contingencies -

Withholding income tax for fiscal years 2002 and 2003 -

The Tax Administration challenged the withholding tax rate applied on the technical assistance services provided by a non-resident supplier. The services were executed in Peru and also abroad; however, the Company was not able to prove that during the tax audit. Based on that, the Tax Administration considers that the services were wholly executed in Peru; therefore, the withholding tax rate should be 30% instead of 12%.  Currently there is no contingency in this regard. The debt has been paid by the Company.

Health Contributions - ESSALUD -

The Tax Administration considers that the bonus for closing the collective agreement and the collateral benefits granted to the unionized and non-unionized employees qualify as remunerative concepts; hence, taxed with the contribution to ESSALUD. The contingency amounts to S/12 million (US$3.5 million) for 2011 and 2012. In Management's and its legal counsel’s opinion, that interpretation has no support and the Company should obtain a favorable outcome in tax court appeal initiated against the tax authorities.

Tax Dispute related to the amortization of the contractual rights -

In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible, and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the tax court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the tax court in favor of Yanacocha. However, in November 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge has been selected to issue a decision and the parties conducted oral argument in April 2019. The potential liability in this matter is in the form of fines and interest in an amount of up to $83 million. It is not possible to fully predict the outcome of this litigation.

Letters of Guarantee -

The Company has signed Letters of Guarantee with various financial institutions in accordance with the Mine Closure Regulation approved by Supreme Decree No.033-2005 of the Ministry of Energy and Mines. The table below sets out the outstanding signed commitments at year ends by financial institution.

Notes to the consolidated financial statements (continued)

	2018	2017
	US$(000)	US$(000)

Banco de Credito del Peru (a)	114,251	123,729
BBVA Continental	190,000	190,000
Scotiabank	235,000	190,000

	539,251	503,729

(a)	Letters of guarantee of Banco de Credito del Peru include US$6,321,000 related to San Jose Reservoir Trust in 2017. In 2018 letters of guarantee were not required.

Letters of guarantee shall come into force if the Company fails to execute in whole or in part the mine closure plan.

22.	Transactions with related parties

(a)	The main transactions carried out by the Company with its related parties in the years 2018, 2017, and 2016 were:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Royalties paid:
S.M.R.L. Chaupiloma Dos de Cajamarca, note 16 and 1(a)	20,385	20,739	24,339

Services rendered by:
Newmont Peru S.R.L. (management services)	12,837	8,985	10,420
Newmont USA Limited	5,381	5,607	6,438
Newmont International Services	5,181	281	571

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Company had the following accounts receivable and payable from and (or) to affiliates:

	2018	2017
	US$(000)	US$(000)

Balance receivable from related parties, note 6
NVL, USA Limited, Delaware	321	79
Newmont USA Limited	207	1,523
Newmont International Services Limited	194	-
Newmont Global Employment Limited	22	-
Newmont Peru S.R.L.	22	10
Suriname Gold Company LLC	18	567
Newmont USA Limited – Carlin	10	-
Others	-	6

	794	2,185

Balance payable for related parties, note 11
S.M.R Chaupiloma Dos de Cajamarca	5,461	5,144
Newmont International Service Limited	2,059	42
Newmont Peru S.R.L.	1,460	1,263
Newmont USA Limited.	1,067	2,548
Newmont Technologies Limited.	634	960
Newmont US Carlin Limited	163	-
Others	2	5

	10,846	9,962

The sales to and purchases from related parties are made on term equivalent to those that prevail in arm’s length transactions. All the balances above are of current maturity, have no specific guarantees and are not interest bearing.

Notes to the consolidated financial statements (continued)

23.	Financial - risk management objectives and policies

The Company's operations are exposed to certain financial risks: some market risks (foreign exchange risk, interest rate risk and price risk, credit risk and liquidity risk). The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The most important aspects in risk management are the following:

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

The Company's financial instruments exposed to price risk are limited to its trade accounts receivable (exposed to gold price) and its financial assets at fair value, none of which show a material balance at the end of year, therefore no significant impact on the consolidated financial statements has arisen due to changes in their price that would need to be disclosed.

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

Notes to the consolidated financial statements (continued)

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

The following table represents the analysis of the Company's financial liabilities, considering the remaining period to reach such maturity as of the consolidated statement of financial position date (see note 11):

	2018	2017
	Less than 1 year	Less than 1 year
	US$(000)	US$(000)

Trade accounts payable	48,847	43,108
Accounts payable to related parties	10,846	9,962
Remuneration and similar benefits payable	22,907	27,419

	82,600	80,489

(d)	Capital risk management -

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

As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assets that are measured at fair value on a recurring basis (at least annually) correspond to the San José Reservoir Trust assets and the accounts receivable from the sales of copper and silver concentrate.

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

In 2018 and 2017, the Company did not recognize any impairment loss. In 2016, the Company recognized an impairment loss related to Yanacocha of US$889 million, see note 10(b).

Under US GAAP, the Company used undiscounted cash flows to perform an impairment evaluation. In 2018 and 2017, no impairment indicators were identified for Yanacocha and Conga cash-generating units. In 2016, the Company recognized an impairment loss related to Yanacocha of US$973 million.

For reconciling the net income/loss and net equity from US GAAP to IFRS, the Company eliminates the higher depreciation recorded under US GAAP corresponding to the impaired assets under IFRS.

(b)	Deferred workers’ profit participation -

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

Under US GAAP, the cost of inventory is affected by a different depreciation since the impairment recognized under US GAAP is different than the one recognized under IFRS.

(f)	Deferred income tax –

The differences between US GAAP and IFRS are re-measurements that lead to different temporary differences. According to the accounting policies in Note 2.4 (l), the Company has to account for such differences.

(g)	Contingencies -

Under IFRS, a provision is recognized when:

•	An entity has a present obligation (legal or constructive) as a result of a past event.
•	It is probable that an outflow of resources will be required to settle the obligation.
•	A reliable estimate of the obligation can be made.

For the purposes of IAS 37, “probable” is defined as more likely than not and refers to a probability of greater than 50%.

Under US GAAP, a loss contingency is recognized if both of the following conditions are met: It is probable (likely to occur) that an asset had been impaired or a liability has been incurred. The amount of loss can be reasonably estimated. The meaning of “probable” under ASC 450 is “the future event or events are likely to occur” (generally interpreted as between 70%-80%).

(h)	Debt instruments -

Under IFRS, the shares held by Sumitomo (see note 13) meet the definition of a compound instrument according to IAS 32. As a result, it is classified as a liability (with a portion recorded to equity) until the option expires, in which case it will be required to be classified it as equity. There is no gain or loss on conversion at maturity. In the case the option is executed, both the liability and the equity would be reversed with a credit to cash.

Notes to the consolidated financial statements (continued)

Under USGAAP, the shares hold by Sumitomo are classified as temporary equity – contingently redeemable non-controlling interest (“CRNCI”) according ASC 480-10-S99-3A; as a long as the option is not expired or it is exercised The CRNCI is recorded at fair value of inception which was determined to be equal to the purchase price.

25.	Reconciliation between net income and Partners' Equity determined under IFRS and U.S. GAAP

The following is a summary of the adjustment to net income for the years ended December 31, 2018, 2017 and 2016, and to partners' equity as of December 31, 2018, 2017 and 2016 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Loss under U.S. GAAP (i)	(69,068)	(131,243)	(1,198,139)
Items increasing (decreasing) reported net profit:
Impairment loss, note 24(a) and 10(b)		-	(889,499)
Reversal of depreciation of assets impaired under IFRS, note 24(a)	320,424	294,454	101,855
Reversal of depreciation of assets impaired under USGAAP, note 24(a)	(254,006)	(237,906)	-
Elimination of impairment loss recorded under U.S. GAAP, note 24(a)	-	-	933,200
Stripping activity asset, note 24(c)	(18,227)	(6,360)	22,156
Reclamation and mine closure, note 24(d) (i)	20,537	(76,963)	18,979
Asset retirement costs, note 24(d) (i)	(89,280)	(35,911)	3,909
Inventories, note 24(e)	10,217	17,169	(36,076)
Contingencies, note 24(g)	(1,228)	-	-
Debt instrument interest, note 24(h)	(735)	-	-
Recognition of account receivable to tax authority	-	2,405	-
Others	(151)	(1,100)	(137)

Loss under IFRS	(81,517)	(175,455)	(1,043,752)

Notes to the consolidated financial statements (continued)

	2018	2017 (i)	2016 (i)
	US$(000)	US$(000)	US$(000)

Partners' equity under U.S. GAAP (i)	1,661,800	1,683,047	1,865,446
Items increasing (decreasing) reported Partners' equity:
Impairment loss, note 24(a)	(2,469,188)	(2,469,188)	(2,469,188)
Elimination of impairment loss recorded under U.S. GAAP, note 24(a)	933,200	933,200	933,200
Reversal of depreciation of assets impaired under U.S. GAAP note 24(a)	(491,912)	(237,906)	-
Reversal of depreciation of assets impaired under IFRS, note 24(a)	994,684	674,260	379,806
Stripping activity asset, note 24(c)	15,773	34,000	41,069
Asset retirement cost, note 24(d) (i)	1,026	84,671	152,037
Reclamation and mine closure, note 24(d) (i)	(12,323)	(27,225)	18,283
Inventories, note 24(e)	(2,903)	(13,120)	(30,289)
Deb instruments, note 24(h)	(42,430)	-	-
Contingencies, note 24(g)	(1,228)	-	-
Others	(2,776)	(2,624)	(4,639)

Partners' equity under IFRS	583,723	659,115	885,725

(i)	Amounts previously reported by Newmont Mining corporation for the period ended December 31, 2017, 2016 and 2015 were revised during 2018 as a results of an error discovered concerning prior period amounts.

26.	New USGAAP Accounting Pronouncements

Recently Issued Accounting Pronouncements -

Leases –

In February 2016, ASU No. 2016-02 was issued related to leases. This new guidance modifies the classification criteria and requires leases to recognize the assets and liabilities arising from most leases on the balance sheet. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018 and early adoption is permitted. The company will adopt the new standard on 1 January 2019.

Revenue recognition –

In May 2014, ASU No. 2014-09 was issued related to revenue from contracts with customers. This ASU was further amended in August 2015, March 2016, April 2016, May 2016 and December 2016 by ASU No. 2016-08, No. 2016-10, No. 2016-12 and No. 2016-20, respectively. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In August 2015, the effective date was deferred to reporting periods, including interim periods, beginning after December 15, 2017 and will be applied retrospectively. Early adoption is not permitted. The adoption of this accounting pronouncement is consistent with the adoption of IFRS 15. See in note 2.3 the status of the adoption.

Notes to the consolidated financial statements (continued)

27.	Subsequent Event

There have been no subsequent significant financial and accounting events subsequent to December 31, 2018, that may affect the interpretation of these consolidated financial statements.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2018, 2017 and 2016
together with the Report of Independent Registered Public Accounting Firm

F-177

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2018, 2017 and 2016
together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Sociedad Minera Cerro Verde S.A.A., (the Company) as of December 31, 2018 and 2017, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 24 and 25 to the financial statements).

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

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Katherine Villanueva
We have served as the Company‘s auditor since 2007.
Lima, Peru
April 30, 2019

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2018 and 2017

	Note	2018	2017
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	2(d),3	501,182	600,027
Trade accounts receivable, net		1,715	5,849
Other accounts receivable, net	2(d)	5,765	8,130
Trade accounts receivable - Related parties	2(d),4,22	413,351	477,419
Inventories, net	2(f),5	487,531	445,626
Prepayments		18,418	5,741
Other non-financial assets	6	57,575	21,082
Total current assets		1,485,537	1,563,874
Non - current assets
Property, plant and equipment, net	2(g),7	5,602,902	5,678,424
Inventories	2(f),5	255,918	248,452
Intangible assets	2(h)	10,289	11,243
Other non-financial assets	6	200,066	189,014
Total non-current assets		6,069,175	6,127,133
Total assets		7,554,712	7,691,007
Liabilities and equity, net
Current liabilities
Trade accounts payable	2(e),8	231,136	194,958
Income tax payable	13(b)	12,424	170,169
Provision related to benefits to employees	2(m)	42,569	80,745
Other accounts payable	2(e),9	101,254	40,182
Accounts payable - Related parties	2(e),4	6,014	5,534
Other provisions	2(j),11	15,357	19,202
Total current liabilities		408,754	510,790
Non - current liabilities
Other financial liabilities	2(e),10	1,022,810	1,268,488
Accounts payable - Related parties	2(e),4	8,860	8,147
Other accounts payable	2(e),9	215,070	33,424
Provision related to benefits to employees	2(m)	32,509	29,158
Other provisions	2(j),11	342,331	313,663
Deferred income tax liability, net	2(l),13(g)	228,248	166,005
Current income tax liabilities	13(b)	187,258	172,170
Total non-current liabilities		2,037,086	1,991,055
Total liabilities		2,445,840	2,501,845
Shareholders’ equity
Capital stock	12	990,659	990,659
Other capital reserves	12	198,132	198,132
Retained earnings		3,920,081	4,000,371
Total shareholders’ equity		5,108,872	5,189,162

Total liabilities and shareholders’ equity		7,554,712	7,691,007

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		US$(000)	US$(000)	US$(000)

Sales of goods	14	3,054,026	3,202,931	2,384,154
Cost of sales	15	(2,010,972)	(1,768,238)	(1,553,040)
Gross Margin		1,043,054	1,434,693	831,114

Operating expenses
Selling expenses	16	(137,008)	(141,669)	(131,391)
Other operating expenses	17	(68,683)	(258,826)	(24,107)
		(205,691)	(400,495)	(155,498)
Operating Profit		837,363	1,034,198	675,616

Other income (expenses)
Financial income	19	28,089	5,350	954
Financial expenses	18	(426,733)	(216,912)	(80,438)
Exchange differences, net		6,161	13,288	7,857
		(392,483)	(198,274)	(71,627)

Profit before income tax		444,880	835,924	603,989

Income tax expense	13(b)	(325,170)	(486,043)	(263,082)

Net profit for the year		119,710	349,881	340,907

Basic and diluted profit per share		0.342	1.000	0.974

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

	Note	Capital stock	Other capital reserves	Retained earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2016		990,659	198,132	3,309,583	4,498,374

Net profit for the year		-	-	340,907	340,907

Balance as of December 31, 2016	12	990,659	198,132	3,650,490	4,839,281

Net profit for the year		-	-	349,881	349,881

Balance as of December 31, 2017	12	990,659	198,132	4,000,371	5,189,162

Cash dividends declared		-	-	(200,000)	(200,000)
Net profit for the year		-	-	119,710	119,710

Balance as of December 31, 2018	12	990,659	198,132	3,920,081	5,108,872

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

	Note	2018	2017	2016
		US$(000)	US$(000)	US$(000)

Operating activities
Net profit for the year	20	119,710	349,881	340,907
Adjustments to reconcile net profit for the year with the cash provided from operating activities for:
Income tax expense		366,998	486,043	263,082
Nonmonetary adjustments
Depreciation and amortization	15	512,298	456,467	472,997
Accretion on remediation and mine closure provision		4,322	4,595	4,391
Net loss on sale of property, plant and equipment		964	185	982
Mining royalty dispute		323,096	295,773	-
Net changes in assets and liabilities
Trade accounts receivable		67,475	(38,922)	(161,335)
Other accounts receivable		1,954	(5,776)	2,008
Inventories	5	(49,371)	32,101	(11,341)
Other non-financial assets		(76,186)	226,969	113,355
Trade accounts payable		29,419	(13,663)	16,229
Other accounts payable		48,130	49,915	70,939
Provisions related to benefits to employees		(50,440)	33,258	27,503
Other provisions		(11,561)	70,648	(60,863)
Interest paid (not included in the financing activities)		(47,442)	(50,510)	(64,325)
Income tax		(430,810)	(282,273)	(68,557)

Net cash and cash equivalents provided by operating activities		808,556	1,614,691	945,972

Statements of cash flows (continued)

	Note	2018	2017	2016
		US$(000)	US$(000)	US$(000)

Investing activities
Sales of property, plant and equipment		109	37	235
Purchase of property, plant and equipment	7,8	(280,183)	(152,769)	(421,610)
Stripping activity asset		(177,327)	(153,623)	(61,261)
Other cash payments related to investing activities		-	-	3,832
Net cash and cash equivalents used in investing activities		(457,401)	(306,355)	(478,804)

Financing activities
Payments of loans	10	(250,000)	(353,333)	(793,000)
Dividends	12(c)	(200,000)	-	-
Proceeds from loans		-	233,333	350,000
Payments of shareholders loans		-	(606,014)	-
Debt issuance costs		-	(12,085)	-
Amortization of leasing		-	(161)	(169)
Net cash and cash equivalents used in financing activities		(450,000)	(738,260)	(443,169)

Net increase (decrease) in cash and cash equivalents		(98,845)	570,076	23,999
Cash and cash equivalents at beginning of year		600,027	29,951	5,952

Cash and cash equivalents at the end of the year	3	501,182	600,027	29,951

Transactions with no effects in cash flows:
Provision for remediation and mine closure	11(b)	32,017	3,710	16,091

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2018, 2017 and 2016

1.	Identification and business activity

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (the Company) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company’s shares were listed on the Lima Stock Exchange on November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport Minerals Corporation (FMC), a wholly owned subsidiary of Freeport-McMoRan Inc. (Freeport), owns 53.56% of the voting shares of the Company. SMM Cerro Verde Netherlands B.V. (SMM Cerro Verde), a subsidiary of Sumitomo Metal Mining Company Ltd. (Sumitomo), owns 21.00%, Compañía de Minas Buenaventura S.A.A. (Buenaventura) owns 19.58%, and other stakeholders own the remaining 5.86%.

The Company’s legal address is Jacinto Ibañez Street N°315 - Parque Industrial, Arequipa in the city of Arequipa and the ore deposit is located 20 miles southwest of that city (Asiento Minero Cerro Verde S/N Uchumayo – Arequipa).

(b)	Business activity -

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes, copper concentrate and molybdenum concentrate.

Cerro Verde’s operation consists of an open-pit copper mine, with a processing capacity of 548,500 metric ton-per-day that includes (i) concentrator facilities with a 409,500 metric ton-per-day capacity (361,500 metric ton-per-day before the expansion approved by the Ministry of Energy and Mines during 2018), (ii) solution extraction and electrowinning (SX/EW) leaching facilities with leach copper production derived from a 39,000 metric ton-per-day crushed leach facility and (iii) a run-of-mine (ROM) leach system with a capacity of 100,000 metric ton-per-day. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year. The leaching and flotation process carried out at these plants are part of the benefit concession “Planta de Beneficio Cerro Verde.”

(c)	Financial statements approval -

The financial statements for the year ended December 31, 2018, were approved by Company’s Management on April 30, 2019. The financial statements for the year ended December 31, 2017, were approved at the Board of Directors and Shareholders’ Meetings on March 23, 2018.

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

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States dollars (US$) and include the years ended December 31, 2018, 2017 and 2016. Unless otherwise indicated, all values have been rounded to the nearest thousand.

(b)	Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2018 and 2017, and the amounts of reported revenues and expenses for the years ended December 31, 2018, 2017 and 2016.

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

Notes to the Financial Statements (continue)

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

(iii)	Provision for remediation and mine closure -

The Company assesses its provision for remediation and mine closure quarterly. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, interest rates and inflation rates. As discussed in note 2(j), estimated changes in the fair value of the provision for remediation and mine closure or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment.”

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

Notes to the Financial Statements (continue)

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

Gains and losses as a result of the difference in the exchange rate when currency items are liquidated or when converting currency items at exchange rates that are different from those used for their initial recognition are recognized in the statement of profit or loss of the period.

Notes to the Financial Statements (continue)

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrators. The published exchange rates were S/3.369 for US$1 for buying and S/3.379 for US$1 for selling as of December 31, 2018 and S/3.238 for US$1 buying and S/3.245 for US$1 for selling as of December 31, 2017. These rates have been applied to the appropriate asset and liability accounts.

(d)	Financial assets –

Initial recognition and measurement -

At initial recognition, financial assets are classified and measured at either amortized cost, or fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company´s business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15, “Revenue from Contracts with Costumers.”

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date.

Cash and cash equivalents -

Cash and cash equivalents are financial assets that may be liquidated immediately, such as bank checking accounts, and other liquid investments with original maturities of three months or less.

Accounts Receivables -

The Company’s receivables include current and long-term trade and other accounts receivable. These receivables are stated at their transaction value, net of an allowance for expected credit lose. Trade accounts receivable are generated primarily from the Company’s concentrate and cathode sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Notes to the Financial Statements (continue)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified in two categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through profit or loss.

Financial assets at amortized cost (debt instruments) -

This category is the most relevant to the Company. The Company measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows, and

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

This category generally applies to trade and other receivables, net.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in the statements of comprehensive income.

Embedded derivatives -

Copper Sales -

The Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month based on quoted London Metal Exchange (LME) monthly average prices. The Company receives market prices based on prices in the specified future month, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative that is required to be separated from the main contract. The Company’s embedded derivatives from sales are measured at fair value (based on LME spot copper prices) and presented as gains/losses on provisionally priced trade receivables.

Notes to the Financial Statements (continue)

Molybdenum Sales -

The Company’s molybdenum sales are also provisionally priced at the time of shipment. The Company records revenues and invoices customers at the time of shipment based on the arithmetic mean of the high and low Metals Week Dealer Oxide (MWDO) price. The provisional prices are finalized in a future month, according to the period of quotation, which results in price fluctuations recorded through revenues until the date of settlement, which also results in as gains/losses on provisionally priced trade receivables that is required to be separated from the main contract.

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired; or

-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset or, (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Impairment of financial assets -

The Company recognizes an allowance for expected credit losses for all debt instruments not held at fair value through profit or loss. Expected credit losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Expected credit losses are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, expected credit losses are provided for credit losses that result from default events that are possible within the next 12-months (12-month expected credit losses). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime expected credit losses).

Notes to the Financial Statements (continue)

For trade receivables and contract assets, the Company applies a simplified approach in calculating expected credit losses. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on the financial asset’s lifetime expected credit losses at each reporting date.

The Company considers a financial asset in default when contractual payments are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(e)	Financial liabilities -

All financial liabilities are recognized initially at fair value and in the case of accounts payable and other financial liabilities, net of directly attributable transaction costs. The Company´s financial liabilities include loans, trade and other payables and other financial liabilities.

Loans -

Loans are initially recognized at their fair value, net of directly attributable transaction costs. After initial recognition, loans are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statements of comprehensive income when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization under the effective interest rate method is included as financial costs in the statements of comprehensive income.

Derecognition -

A financial liability is derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts are recognized in the statements of comprehensive income.

(f)	Inventories -

Inventories are stated at the lower of cost or net realizable value. Inventory of materials and supplies, as well as saleable products and in-process inventory are determined using the weighted-average cost method. The cost of finished goods and in-process inventory (i.e., stockpiles) includes labor and benefits, supplies, energy and other costs related to the mining and processing of minerals. Net realizable value is the estimated future sales price based on forward metal prices (for the period they are expected to be processed in), less estimated costs to complete production and bring the inventory to sale. The current portion of work-in-process is determined based on the amount the Company expects to process in the next twelve months. Inventories that are not expected to be processed in the next twelve months are classified as long-term inventories.

No adjustments to inventories were required for the years ended December 31, 2018 and 2017.

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

An item of property, plant and equipment is retired at the time of its disposal or when no future economic benefits are expected from its use or subsequent disposition. Any gain or loss arising at the time of retirement is calculated as the difference between the proceeds from the sale and the book value of the asset and is included in the statements of comprehensive income in the period the asset is retired.

The residual value and useful economic lives of the Company’s property, plant and equipment are reviewed, and adjusted if appropriate, at each year end.

Notes to the Financial Statements (continue)

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

There was no asset impairment loss for the Company for the years ended December 31, 2018, and 2017.

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

Notes to the Financial Statements (continue)

Stripping cost -

In accordance with IFRIC 20, “Stripping Cost in the Production Phase of a Surface Mine,” stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment (see Note 7) if the stripping activity improves access to the ore body or enhances an existing asset. The stripping activity asset is subsequently amortized using the UOP method over the component of the ore body benefitted.

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

Mine closure provision -

The Company records a mine closure provision when a contractually or legally enforceable obligation arises. The Company estimates the present value of its future obligation for mine closure and increases the carrying amount of the related asset retirement cost (ARC), which is included in property, plant and equipment in the statements of financial position. Subsequently, the mine closure provision is accreted to full value over time and recognized as an interest cost considered in the initial fair value estimate. The related ARC is depreciated using the UOP method over the life of the mine.

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

The Company primarily sells copper concentrate and copper cathode in accordance with sales contracts entered into with its customers. Revenues from contracts with customers comprise the fair value of the sale of goods, net of related general sales taxes. Revenue from contracts with customers is recognized when control of goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.

Notes to the Financial Statements (continue)

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Company consider that the only performance obligation is the delivery of the goods. In determining the transaction price for the sale of copper concentrates and copper cathode, the Company considers the effect of variable consideration and the existence of significant financing components.

Variable consideration -

If the consideration in the contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the quotation period.

Revenue is recognized at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the quotation period using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price.

The requirements in IFRS 15 on constraint estimates of variable consideration are also applied to determine the amount of variable consideration that can be included in the transaction price.

Significant financing components -

The Company receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good to the customer and when customer pays for that good will be one year or less.

The Company’s revenues are subject to OSINERGMIN (Organismo Supervisor de la Inversión en Energía y Minería) and OEFA (Organismo de Evaluación y Fiscalización Ambiental) royalties. The calculation for the OSINERGMIN contribution is 0.14% of invoiced sales for the year 2018 (0.15% for the year 2017 and 0.16% for the year 2016), and the calculation for the OEFA contribution is 0.11% of invoiced sales for the year 2018 (0.11% for the year 2017 and 0.13% for the year 2016). Those royalties are presented as a reduction of revenues (see Note 14).

Notes to the Financial Statements (continue)

(l)	Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the years 2018, 2017 and 2016, the Company was subject to an income tax rate of 32% (see Note 13(b)).

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

The book value of deferred tax assets is reviewed at the end of each period and reduced to an amount that is more likely than not to be realized against taxable earnings. Deferred tax assets that are not recognized are reassessed each period and are recognized when it is more likely than not that those future taxable earnings will allow the deferred tax asset to be recovered.

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

Mining Taxes -

On September 29, 2011, Law 29788 (which amended Law 28528) was enacted creating a new mining tax and royalty regime in Peru. Under the new regime, companies that did not have stability agreements were subject to the payment of royalties and a special mining tax. Cerro Verde believes its 1998 Stability Agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing those materials, and therefore, was not subject to the payment of royalties and a special mining tax until the 1998 Stability Agreement expired on December 31, 2013. See Note 13(d) for further discussion of developments resulting in the recognition of provisions for these disputed royalties and special mining taxes for prior years. Because the Company believes it was not subject to the payment of royalties and a special mining tax, Cerro Verde was subject to special mining burden (GEM) until the expiration of its 1998 Stability Agreement on December 31, 2013. Under the terms of its current 15-year stability agreement (see Note 13(a)), which became effective January 1, 2014, the Company is subject to mining royalties and a special mining tax for all of its mining production.

Notes to the Financial Statements (continue)

Supplementary Retirement Fund -

On July 9, 2011, Law 29741 was enacted and established a Mining, Metallurgical and Steel Supplementary Retirement Fund (SRF), which is a social security retirement fund for mining, metals and steel industry workers. Under the terms of its current 15-year stability agreement, the Company is subject to SRF, which is calculated as 0.5% of net taxable income.

(m)	Benefits to employees -

Salaries and wages, bonuses, post-employment benefits and vacations are calculated in accordance with IAS 19, "Employee Benefits" and current Peruvian legislation.

Worker’s profit sharing -

The Company recognizes worker’s profit sharing in accordance with IAS 19. Worker’s profit sharing is calculated in accordance with Peruvian laws (Legislative Decree No. 892), and the Company's worker’s profit sharing rate is 8% over the net taxable base of the current year. According to Peruvian law, the limit in the worker's profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit is transferred to the Regional Government and the National Fund for Employment’s Promotion and Training. The Company’s worker’s profit share is recognized as a liability in the statements of financial position and as an operating expense in the statements of comprehensive income.

(n)	Borrowing cost -

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as finance costs as part of the asset. A qualifying asset is one whose value is greater than US$ 1 million and requires at least 12 months to be ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds.

(o)	Fair value measurement -

The Company measures its embedded derivatives, at fair value, at each date presented in the statement of financial position.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to the Financial Statements (continue)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(p)	Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years 2018, 2017 and 2016, the Company did not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

(q)	Changes in accounting policies and disclosures –

IFRS 15, “Revenue from Contracts with Customers” -

The Company adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application of January 1, 2018.

The Company concluded that there are no adjustments as a consequence of initially applying IFRS 15, and therefore no effects were recognized at the date of initial application. Comparative information was not restated and continues to be reported under IAS 18, “Revenue” and related interpretations.

IFRS 9, “Financial Instruments” -

The Company applied IFRS 9 prospectively, with an initial application date of January 1, 2018. The Company has not restated the comparative information.

Notes to the Financial Statements (continue)

There were no adjustments to the financial statements arising from the adoption of IFRS 9 and the classification and measurement requirements of IFRS 9 did not have a significant impact to the Company. As a result of the adoption of IFRS 9, the Company classified its financial assets and financial liabilities as of January 1, 2018, as follows:

		IFRS 9 measurement category
		Fair value through profit or loss	Amortised cost
	US$(000)	US$(000)	US$(000)
IAS 39 measurement category
Financial assets -
Accounts receivables and Trade accounts receivables - Related parties
Accounts receivables and Trade accounts receivable - Related parties(without provisional prices)	1,703	-	1,703
Accounts receivables and Trade accounts receivable - Related parties (with provisional prices)	412,829	481,565	-
Financial assets at fair value through profit or loss - Embedded derivatives	68,736	-	-

Financial liabilities -
Trade accounts payable	194,958	-	194,958
Accounts payable - Related parties	13,681	-	13,681
Other financial liabilities	1,268,488	-	1,268,488
Provision related to benefits to employees	109,903	-	109,903
Other accounts payable	73,606	-	73,606

(r)	Standards issued but not effective -

Following is a summary of improvements and amendments to IFRS that are not yet effective but will be applicable to the Company:

-	IFRS 16, “Leases” -

IFRS 16 introduced a single, on-balance sheet accounting model for lessees and the Company adopted IFRS 16 on January 1, 2019. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments.

The Company has applied IFRS 16 using the modified retrospective approach, under which the comparative information presented for 2018 has not been restated and it is presented, as previously reported, under IAS 17, “Leases,” and related interpretation.

Definition of a lease -

Previously, the Company determined at contract inception whether a contract was or contained a lease under IFRIC 4, “Determining Whether an Arrangement Contains a Lease.” The Company now assesses whether a contract is, or contains, a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Notes to the Financial Statements (continue)

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which arrangements are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contract that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the considerations in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

As a lessee -

As a lessee, the Company previously classified leases as either operating and finance leases based on its assessments of whether a lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, all leases are classified as finance leases. However, the Company has elected the short-term lease exemption for all asset classes and does not report a lease liability or right-of-use asset for leases with a term of 12 months or less.

The Company presents right-of-use assets in “property, plant and equipment,” the same line item as it presents underlying assets of the same nature that it owns. Leased right-of-use assets are amounted to US$96.8 million as of January 1, 2019.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.

Right-of-use asset -

The right-of use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairments losses, and adjusted for certain re-measurements of the lease liability.

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment.

Notes to the Financial Statements (continue)

Lease liability -

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company does not have any lease contracts in which the implicit rate is readily determinable and as such used its incremental borrowing rate in all lease calculations.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase option, termination option or extension option is reasonably certain to be exercised.

Lease liabilities are presented in “other financial liabilities” and are amounted to US$95.7 million as of January 1, 2019.

Lease term -

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee and that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of the lease liabilities and right-of-use assets recognized.

Also in relation to those leases under IFRS 16, the Company will recognize depreciation and interest costs which are presented in “cost of sales” and “financial expenses”.

-	IFRIC 23, “Uncertainty over Income Tax Treatments”, addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Company is required to adopt IFRIC 23 as of January 1, 2019, and is progressing through its evaluation of the impact of IFRIC 23 in its financial statements.

-	IAS 12, “Income Taxes”, clarifies that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. The Company is required to adopt IAS 12 as of January 1, 2019.

Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its financial statements.

-	IAS 23, “Borrowing Costs”, clarifies that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. The Company is required to adopt IAS 23 as of January 1, 2019. Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its financial statements.

Notes to the Financial Statements (continue)

3.	Cash and cash equivalents

This item is made up as follows:

	December 31, 2018	December 31, 2017
	US$(000)	US$(000)

Cash in banks	3,679	3,500
Cash equivalents (a)	497,503	596,527

	501,182	600,027

(a)	Cash equivalents as of December 31, 2018, includes short-term deposits with Scotiabank Peru of US$125.0 million, BBVA Continental Peru of US$50.0 million, Citibank NY of US$42.9 million and Banco de Credito de Peru of US$5.9 million and a portfolio of investments in highly marketable liquid investments (investments classified as “AAA” by Standard & Poor’s and Moody’s) of US$273.7 million, which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

4.	Related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31, 2018	December 31, 2017
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company
FMC (a)	409,688	372,327
Other related parties
Sumitomo Metal Mining Company, Ltd. (b)	12,918	19,900
Climax Molybdenum Marketing Corporation (c)	10,038	19,570
Embedded derivatives
Embedded derivatives (d)	(19,293)	65,622

Total accounts receivable from related parties	413,351	477,419

Classification by measurement
Accounts receivables from related parties (not subject to provisional pricing)	67,050	2,305
Accounts receivables from related parties (subject to provisional pricing)	365,594	409,492
Embedded derivatives (d)	(19,293)	65,622

	413,351	477,419

Notes to the Financial Statements (continue)

	December 31, 2018	December 31, 2017
	US$(000)	US$(000)

Accounts payable to related parties
Parent Company
FMC (e)	8,860	8,470
Other related parties
Freeport-McMoRan Sales Company Inc.	3,192	3,601
PT Freeport Indonesia	2,301	-
Minera Freeport-McMoRan South America Ltda	521	1,248
Freeport Cobalt OY	-	296
Minera Freeport-McMoRan South America S.A.C.	-	66
Total accounts payable to related parties	14,874	13,681
Less: accounts payable to related parties, long term	(8,860)	(8,147)

Total accounts payable, short term	6,014	5,534

(a)	Accounts receivable from FMC mainly correspond to sales of copper concentrate and copper cathode. The Company has a long-term agreement with FMC through which it has committed to sell between 70% and 80% of its annual copper concentrate production through December 31, 2021. Terms of the contracts are reviewed annually.

(b)	The Company has a long-term agreement with Sumitomo through which it has committed to sell 21% of its annual copper concentrates production through December 31, 2021. Terms of the contracts are reviewed annually.

(c)	The Company has a long-term agreement with Climax Molybdenum Marketing Corporation (a wholly owned subsidiary of FMC) through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on the Metals Week Dealer Oxide price and under a delivery type known as CIF (cost, insurance and freight) through December 31, 2020.

(d)	Reflects the embedded derivative adjustment of US$(19.3) million as of December 31, 2018, and US$65.6 million as of December 31, 2017, associated with accounts receivable from related parties (See Note 2(d) and 22).

(e)	Accounts payable to FMC as of December 31, 2018, is related to stock option benefits for US$8.9 million (US$8.1 as of December 31, 2017).

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.38% of total revenues for the year 2018 (0.35% for the year 2017). For the years 2018 and 2017, Freeport had granted stock option and/or restricted stock unit benefits to certain key management personnel, the amounts of which are not significant at those dates. As of December 31, 2018 and 2017, the Company does not have any other long-term benefits.

Notes to the Financial Statements (continue)

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivables from related parties. As of December 31, 2018 and 2017, the Company had not recorded any impairment of accounts receivable from related parties.

5.	Inventories, net

This item is made up as follows:

	December 31, 2018	December 31, 2017
	US$(000)	US$(000)

Current
Materials and supplies	308,378	273,939
Work-in-process (WIP) (a)	149,975	148,928
Finished goods:
Copper concentrate	17,949	18,068
Copper cathode	8,035	4,032
Molybdenum concentrate	3,205	1,896
Less: Provision for obsolescence of materials and supplies	(11)	(1,237)
	487,531	445,626

Non-current
Work-in-process (WIP) (a)	255,918	248,452

Total inventories	743,449	694,078

(a)	Work-in-process inventories represent mill and leach stockpiles, which contain higher grade ores (mill stockpiles) and medium and lower grade ores (leach stockpiles) that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or long term. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities.

Notes to the Financial Statements (continue)

6.	Other non-financial assets

This item is made up as follows:

	December 31, 2018	December 31, 2017
	US$(000)	US$(000)

Current
Value added tax (VAT) credit	28,081	18,153
Income tax prepayments (a)	26,794	-
Other taxes to be recovered	2,700	2,929
	57,575	21,082

Non-current
Other receivables (b)	183,208	184,802
Income tax prepayments (a)	16,858	4,212
	200,066	189,014

Total other non-financial assets	257,641	210,096

(a)	Represents disbursements made by the Company for the prepayment of income tax, which the Company expects to use to offset future tax obligations or will be refunded to the Company by SUNAT (Superintendencia Nacional de Administración Tributaria) (see Note 13(b)).

(b)	Represents disbursement made by the Company in connection with disputed tax assessments related to reviews by SUNAT from years 2003 to 2011 (see Note 13(c) and 13(e)). According to current tax procedures and the timeframe for resolving these types of claims, management and its legal advisors expect resolution of this matter will be favorable to the Company and amounts will be recoverable.

Notes to the Financial Statements (continue)

7.	Property, plant and equipment, net

The changes in cost and accumulated depreciation accounts as of December 31, 2018 and 2017 are shown below:

	January 1, 2017	Additions	Adjustments	Disposals	Transfers	December 31, 2017	Additions	Adjustments	Disposals	Transfers	December 31, 2018
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	23,683	-	-	-	784	24,467	-	-	-	196	24,663
Buildings and other constructions	2,376,961	-	(13,532)	(1,169)	7,782	2,370,042	-	41,089	(9,644)	48,090	2,449,577
Machinery and equipment	4,442,180	-	13,532	(4,540)	102,336	4,553,508	-	(41,089)	(19,426)	201,057	4,694,050
Transportation units	19,110	-	-	(261)	1,708	20,557	-	-	(32)	2,726	23,251
Furniture and fixtures	949	-	-	-	-	949	-	-	-	-	949
Other equipment	24,671	-	-	(34)	340	24,977	-	-	(11)	525	25,491
Construction in progress and in-transit units	88,766	173,845	-	-	(112,950)	149,661	288,861	-	-	(252,594)	185,928
Stripping activity asset (see Note 2(j))	324,759	153,623	-	-	-	478,382	177,327	-	-	-	655,709
Asset retirement costs (see Note 11(b))	137,376	2,661	(3,710)	-	-	136,327	2,724	(32,017)	-	-	107,034
	7,438,455	330,129	(3,710)	(6,004)	-	7,758,870	468,912	(32,017)	(29,113)	-	8,166,652

Accumulated depreciation
Buildings and other constructions	144,862	86,391	(457)	(1,169)	-	229,627	96,623	5,184	(9,514)	-	321,920
Machinery and equipment	1,237,979	283,250	457	(4,349)	-	1,517,337	292,656	(5,184)	(18,483)	-	1,786,326
Transportation units	10,865	1,593	-	(237)	-	12,221	1,784	-	(33)	-	13,972
Furniture and fixtures	802	32	-	-	-	834	24	-	-	-	858
Other equipment	13,953	2,474	-	(27)	-	16,400	2,406	-	(10)	-	18,796
Stripping activity asset	209,065	76,262	-	-	-	285,327	112,875	-	-	-	398,202
Asset retirement costs	13,189	5,511	-	-	-	18,700	4,976	-	-	-	23,676
	1,630,715	455,513	-	(5,782)	-	2,080,446	511,344	-	(28,040)	-	2,563,750

Net cost	5,807,740					5,678,424					5,602,902

(a)	As of December 31, 2018 construction in progress primarily relates to the mine maintenance truck shop (US$90.6 million), the purchase of stators for ball mills (US$24.3 million), the purchase of used haul trucks from PT Freeport Indonesia (a related party) (US$17.2 million) and phase I of the tailing drain expansion (US$11.9 million).

Notes to the Financial Statements (continue)

8.	Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, services and spare parts. These obligations are primarily denominated in US dollars, have current maturities and do not accrue interest. No guarantees have been granted. As of December 31, 2018, trade accounts payable includes US$42.4 million related to capital projects (US$33.7 million as of December 31, 2017).

9.	Other accounts payable

This item is made up as follows:

	December 31, 2018	December 31, 2017
	US$(000)	US$(000)

Current
Mining royalties, interests and penalties 2006-Sept. 2011 (a)	97,263	36,113
Other	3,991	4,069

Total current	101,254	40,182

Non-current
Mining royalties, interests and penalties 2009-Sept. 2011 (b)	215,070	33,424

Total other accounts payable	316,324	73,606

(a)	As of December 31, 2018, represents the current portion of the monthly payments of the new installment programs approved by SUNAT which the Company will start paying in second-quarter 2019, related to disputed mining royalties for the period January 2009 through September 2011 of US$23.8 million and interest, deferral interest and penalties of US$41.4 million. The current amount also includes the remaining monthly payments of the installment program approved by SUNAT related to disputed mining royalties for the years 2006 to 2008 of US$13.2 million and interest and penalties of US$18.9 million (see Note 13(d)).

(b)	As of December 31, 2018, represents the non-current portion of the monthly payments of the new installment programs related to disputed mining royalties for the period January 2009 through September 2011 of US$85.5 million and interest and penalties of US$129.6 million (see Note 13(d)).

10.	Other financial liabilities (debt)

This item is made up as follows:

	December 31, 2018	December 31, 2017
	US$(000)	US$(000)
Non-current debt
Senior unsecured credit facility (a)	1,030,000	1,280,000
Less : Debt issuance cost	(7,190)	(11,512)

Total other financial liabilities	1,022,810	1,268,488

(a)	In March 2014, the Company entered into a five-year, US$1.8 billion senior unsecured credit facility with several banks led by Citibank N.A. as the administrative agent. The disbursements were mainly used to finance a portion of the Company´s expansion project.

Notes to the Financial Statements (continue)

In June 2017, the Company entered into an amendment to the senior unsecured credit facility, which extends the maturity and increased the outstanding amount by US$225 million. After the amendment, the balance of the total credit facility was US$1.5 billion. As of December 31, 2018, the Company had repaid US$470 million (US$220 million as of December 31, 2017).

The credit facility calls for amortization in four installments, with 15% of the total facility due on December 31, 2020 (fully repaid as of December 31, 2018), 15% due on June 30, 2021 (fully repaid as of December 31, 2018), 35% due on December 31, 2021 (US$505 million after the December 2018 repayment) and 35% due on June 19, 2022 (US$525 million).

Interest on the credit facility is based on the London Interbank Offered Rate (LIBOR) plus a spread (currently 1.9%) based on the Company´s total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio, as defined in the agreement.

During the year 2018, the Company recognized charges of US$1.9 million (US$6.3 million during the year 2017) for issuance costs related to debt extinguishment caused by the early March and December 2018 payments in the statements of comprehensive income (see Note 18).

No letters of credit were issued and there are no guarantees provided for the credit facility as of December 31, 2018.

Restrictive Covenants -

The senior unsecured credit facility contains certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to EBITDA ratio and an interest coverage ratio, which are defined by the agreement. As of December 31, 2018, the Company was in compliance with all of its covenants.

Notes to the Financial Statements (continue)

Following is the movement of the changes derived from the financing activities for the year ended December 31, 2018 and 2017:

	January 01, 2017	Net Cash Flow	Others	December 31, 2017	Net Cash Flow	Others	December 31, 2018
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Current:
Leases	161	(161)	-	-	-	-	-

Non-current:
Senior unsecured credit facility	1,400,000	(120,000)	-	1,280,000	(250,000)	-	1,030,000
Shareholder loans	606,014	(606,014)	-	-
Debt issuance cost	(10,171)	(12,085)	10,744	(11,512)	-	4,322	(7,190)

Total liabilities from financing activities	1,996,004	(738,260)	10,744	1,268,488	(250,000)	4,322	1,022,810

Notes to the Financial Statements (continue)

11.	Provisions

This item is made up as follows:

	December 31, 2018	December 31, 2017
	US$(000)	US$(000)

Current:
Provisions related to services and freight not invoiced	11,823	14,513
Provision for social commitments (a)	1,815	2,767
Provision for legal contingencies	1,719	1,232
Provision for remediation and mine closure (b)	-	690
Total current	15,357	19,202

Non–current:
Provision for royalties and mining tax (c)	191,299	133,376
Provision for remediation and mine closure (b)	131,888	156,169
Other long-term liabilities (d)	11,033	15,889
Provision for social commitments (a)	8,111	8,229

Total non-current	342,331	313,663

(a)	The provision for social commitments as of December 31, 2018, is associated with an irrigation project in La Joya (US$4.5 million) and repaving Alata-Congata Road (US$5.4 million).

(b)	The Company’s mineral exploitation activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (PAMA) and for the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

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

The closure plans for its mine site was approved by Resolution No 302-2009 MEM-AAM and its modifications were approved by Resolution No 207-2012 MEM-AAM, Resolution No 186-2014 MEM-DGAAM and its last modification, Resolution No 032-2018 MEM-DGAAM. As of December 31, 2018, pursuant to legal requirements, the Company has issued a letter of credit to the Ministry of Energy and Mines totaling US$42.7 million to secure mine closure plans.

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

The table below presents the changes in the provision for remediation and mine closure:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Beginning balance	156,859	153,313	161,270
Accretion expense	4,322	4,595	4,391
Changes in estimates, Note 7	(32,017)	(3,710)	(16,091)
Additions, Note 7	2,724	2,661	3,743

Final balance	131,888	156,859	153,313

As of December 31, 2018, the Company’s provision for remediation and mine closure was US$131.9 million (reflecting the future value of the provision for remediation and mine closure of US$374.4 million, discounted using an annual risk-free rate of 2.99%). As of December 31, 2017, the Company’s provision for remediation and mine closure was US$156.9 million (reflecting the future value of the provision for remediation and mine closure of US$374.4 million, discounted using an annual risk-free rate of 2.73%). As of December 31, 2016, the Company’s provision for remediation and mine closure was US $153.3 million (reflecting the future value of the provision for remediation and mine closure of US $368.8 million, discounted using an annual risk-free rate of 2.97%) The Company considers this liability sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines (MEM).

As of December 31, 2018, changes in estimates (US$32.0 million) are mainly due to changes in the escalation ratio.

(c)	As of December 31, 2018, represents the non-current portion of net assets tax (ITAN) for the years 2010, 2011 and 2013 of US$19.6 million and interest and penalties of (i) disputed mining royalties for the period October 2011 through December 2013 of US$70.0 million, (ii) special mining tax for the year 2011 through the year 2013 of US$50.8 million, (iii) income tax related to disputed mining royalties for the year 2010 of US$41.1 million and (iv) ITAN for the years 2010, 2011 and 2013 of US$9.8 million.

As of December 31, 2017, represents the non-current portion of disputed mining royalties for the period January 2009 through September 2011 of US$113.8 million, ITAN for the years 2010, 2011 and 2013 of US$19.6 million.

(d)	Primarily represents SUNAT assessments for prior years related to income and non-income tax contingencies in which the Company expects to obtain an unfavorable result of US$6.2 million as of December 31, 2018 (US$11.4 million as of December 31, 2017).

12.	Shareholders’ equity, net

(a)	Capital stock -

As of December 31, 2018, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

Notes to the Financial Statements (continue)

According to the July 11, 2003, Shareholders Agreement, the nominal value of the shares was denominated in US dollars in an amount of US$0.54 per share. As a consequence of the capitalization of restricted earnings associated with tax benefits (reinvestment credits), in December 2009, the nominal value of the shares was increased to US$2.83 per share.

The quoted price of these shares was US$20.80 per share as of December 31, 2018 (US$29.70 per share as of December 31, 2017).

As of December 31, 2018, the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	2,811	4.37
From 1.01 to 20.00	2	21.07
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,815	100.00

(b)	Other capital reserves -

Other capital reserves includes the Company’s legal reserve, which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital. The legal reserve must be used to compensate for losses in the absence of non-distributed earnings or non-restricted reserves, and transfers made to compensate for losses must be replaced with future earnings. This legal reserve may also be used to increase capital stock but the balance must be restored from future earnings.

(c)	Dividend Distribution -

Dividends paid to shareholders, other than domiciled legal entities, are subject to retention of income tax. On December 10, 2016, Legislative Decree 1261 was enacted reducing the withholding tax rate to 5.0% beginning January 1, 2017.

At the annual mandatory shareholders meeting held on March 23, 2018, it was approved to make a US$200 million dividend payment (US$0.571337 per common share). The total amount of these dividends was applied against retained earnings. This dividend was paid on April 24, 2018, and complied with the withholding tax rules (4.1%).

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

(b)	Under its current 15-year tax stability agreement, the Peruvian income tax rate applicable to the Company is 32%. As of December 31, 2018, prepayments of income tax, which the Company expects to be used to offset future income tax provisions or will be refunded by SUNAT, totaled US$43.7 million (see Note 6).

For the year ended December 31, 2018, the Company recognized current income tax expense of US$263.0 million (including US$34.9 million of mining royalties and US$1.5 million for the SRF partially offset by a credit of US$(28.2) million of special mining tax), and a deferred income tax expense of US$62.2 million, resulting in total income tax expense of US$325.2 million that has been included in the statements of comprehensive income.

For the year ended December 31, 2017, the Company recognized current income tax expense of US$655.1 million (including US$102.6 million of special mining tax, US$110.7 million of mining royalties and US$10.9 million for the SRF), and a deferred income tax credit of US$(169.1) million, resulting in total income tax expense of US$486.0 million that has been included in the statements of comprehensive.

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

(c)	SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2012 through 2017 and VAT from December 2013 through December 2018 are open to examination by the tax authorities. To date, SUNAT has concluded its review of the Company’s income tax and VAT exams through the year 2011, and the Company is in the claim and/or appeal process for the years 2003 through 2011.

Notes to the Financial Statements (continue)

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

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. As described in Note 13(a), prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year stability agreement, which became effective January 1, 2014. See Note 13(b) for a summary of amounts recognized by the Company for special mining tax and mining royalties for the years ended December 31, 2018, 2017 and 2016.

SUNAT assessed mining royalties on materials processed by the Company´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. The Company contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as the Company began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

Since 2014, based on the Tax Tribunal’s decisions for the period December 2006 to December 2008, the Company is paying the disputed assessments under an installment program equivalent to 66 equal monthly payments. As of December 31, 2018, the Company has made payments totaling S/596.8 million (US$187.7 million based on the date of payment exchange rate and US$176.6 million based on the December 31, 2018, exchange rate).

With respect to the judiciary appeal related to disputed royalty assessments for the year 2006-2007, on August 9, 2017, the Company filed a cassation appeal before the Supreme Court against the resolution issued by the Seventh Contentious Administrative Court, which was admitted in December 2017. The oral hearing before the Supreme Court took place on November 20, 2018 and their decision is pending.

Notes to the Financial Statements (continue)

In September 2018, the Peruvian Tax Tribunal confirmed SUNAT’s resolution that ordered the payment of royalties and denied the Company’s request to waive penalties and interest for the period January 2009 through September 2011. In December 2018, the Company elected not to appeal the Tax Tribunal’s decision to the Peruvian Judiciary and is assessing alternative mechanisms to defend its rights.

In October 2018, SUNAT served the Company demands for payments totaling S/928.9 million (approximately US$274.9 million based on the December 31, 2018, exchange rate, including interest and penalties of US$165.7 million) based on the Tax Tribunal’s decisions for the period January 2009 to September 2011. The Company requested, and was granted two installment payment programs, including a six-month deferral and 66 equal monthly payments for each one, for the period January 2009 through September 2011. Total debt as of December 31, 2018 is S/947.2 million (approximately US$280.3 million based on the December 31, 2018, exchange rate, including deferral interest. interest and penalties of US$171.1 million). Payments for these installment programs will start in the second quarter of 2019.

On January 18, 2018, the Company received assessments from SUNAT related to mining royalties for the fourth quarter of 2011. On February 15, 2018, the Company appealed these assessments and SUNAT denied it. On November 21, 2018, the Company appealed SUNAT’s resolution to the Tax Court. As of December 31, 2018, the amount of the assessments from SUNAT, including interest and penalties, for the fourth quarter of 2011 is S/53.7 million (approximately US$15.9 million based on the December 31, 2018, exchange rate, including interest and penalties of US$8.7 million). Also on January 18, 2018, the Company received assessments from SUNAT related to special mining tax from the fourth quarter of 2011 to the fourth quarter of 2012. On February 15, 2018, the Company appealed these assessments and SUNAT denied it. On November 21, 2018, the Company appealed the SUNAT’s resolution to the Tax Court. As of December 31, 2018, the amount of the assessments from SUNAT, including interest and penalties, is S/234.0 million (approximately US$69.3 million based on the December 31, 2018, exchange rate, including interest and penalties of US$33.3 million).

On April 18, 2018, the Company received assessments from SUNAT related to mining royalties for the year 2012. On May 17, 2018, the Company appealed these assessments. On January 23, 2019, the Company received a resolution issued by SUNAT denying the appeal of assessments for year 2012. As of December 31, 2018, the amount of the assessments from SUNAT, including interest and penalties, for the year 2012 is S/240.9 million (approximately US$71.3 million based on the December 31, 2018, exchange rate, including interest and penalties of US$37.4 million).

On October 10, 2018, the Company received assessments from SUNAT related to mining royalties and special mining tax for the year 2013. On November 7, 2018, the Company appealed these assessments. As of December 31, 2018, the amount of these assessments, including interests and penalties, is S/303.8 million (approximately US$89.9 million based on the December 31, 2018, exchange rate including interest and penalties of US$41.4 million).

Notes to the Financial Statements (continue)

For the year ended December 31, 2018, the Company recorded charges related to penalties and interests associated with disputed royalty assessments for the period from January 2009 through December 2013 totaling US$408.9 million in the statements of comprehensive income. For the year ended December 31, 2017, the Company recorded net charges totaling US$393 million in the statements of comprehensive income, associated with disputed mining royalties assessments for the period from December 2006 through December 2013.

In December 2017, as a result of the unfavorable Supreme Court decision on the 2008 royalty matter, the Company requested the return of the amounts that would have been paid in excess for the Special Mining Burden (GEM) (October 2012 to December 2013), FONAVI (National Housing Fund) (December 2012 to December 2013) and customs duties (2013). In December 2018, SUNAT refunded the payments in excess for GEM for the periods requested of S/254.7 million (US$76.1 million based on the date of collection and including interest of US$18.6 million).

(e)	Other assessments received from SUNAT

The Company has also received assessments from SUNAT for additional taxes (other than the mining royalty and special mining tax explained in 13(d) above), including penalties and interest. The Company has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Year	Taxes	Penalty and interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	12,220	46,710	58,930
2006	10,990	51,938	62,928
2007	12,376	17,845	30,221
2008	20,797	12,968	33,765
2009	56,388	51,219	107,607
2010	62,581	105,225	167,806
2011	49,055	65,068	114,123
2014 –2018	32,148	-	32,148

	256,555	350,973	607,528

As of December 31, 2018, the Company has paid US$385.7 million of which US$183.2 million is included in “other non-financial assets, non-current” (see Note 6) in the statements of financial position for these disputed tax assessments. The Company believes this amount is recoverable.

(f)	As of December 31, 2018 and 2017, the Company has issued letters of credit to secure tax obligations amounting to S/1,137.4 million (equivalent to US$336.6 million) and S/280.8 million (equivalent to US$86.5 million), respectively, of which S/1,122.9 million (equivalent to US$332.3 million), S/266.3 million (equivalent to US$82.1 million) are related to mining royalties for the years ended December 31, 2018 and 2017, respectively.

Notes to the Financial Statements (continue)

(g)	The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
	US$(000)	US$(000)	US$(000)
Income tax
Asset
Royalty accrual	109,505	127,475	-
Provision for remediation and mine closure	15,131	12,083	9,180
Price adjustment of copper concentrate and cathode	6,050	-	-
Unpaid vacations	5,937	5,293	4,055
Provision for mining taxes	4,120	8,742	4,003
SUNAT Assessments	4,055	4,077	-
Cost of net asset for the construction of the tailing dam	2,638	2,007	2,321
Development costs	122	183	228
Other provisions	10,450	4,240	5,248
	158,008	164,100	25,035
Liability
Difference in depreciation method	337,642	261,434	283,882
Stripping activity asset	27,464	22,014	23,594
Difference in valuation of inventories	16,605	16,264	25,087
Debt issuance costs	1,894	2,663	-
Price adjustment of copper concentrate and cathode	-	25,840	24,128
	383,605	328,215	356,691
Deferred liabilities, net	225,597	164,115	331,656
Supplementary retirement fund
Deferred liability	2,651	1,890	3,458

Total deferred income tax liability, net	228,248	166,005	335,114

Notes to the Financial Statements (continue)

Reconciliation of the income tax rate -

For the years ended December 31, 2018, 2017 and 2016, the income tax expense recorded differs from the result of applying the legal rate to the Company’s profit before income tax, as detailed below:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Profit before income tax	444,880	835,924	603,989
Income tax rate	32%	32%	32%
Expected income tax expense	142,362	267,496	193,276
Non - deductible expenses	25,352	25,217	27,788
Royalty case	143,728	(12,029)	-
Special mining tax and mining royalties	(25,165)	(21,704)	(12,084)
Special mining burden (GEM)	(22,334)	-	-
Income tax rate change effect on deferred taxes for change in Peruvian tax law once the current Stability Contract expires (from 32% to 31.18%)	(1,958)	(1,632)	13,850
Income tax true – ups	(10,312)	10,210	1,677
Others	4,896	(4,125)	(1,913)
Current and deferred income tax charges to results	256,569	263,433	222,594
Mining taxes charged to results	65,055	213,280	37,763
Supplementary retirement fund charged to results	3,546	9,330	2,725

	325,170	486,043	263,082

Effective income tax	73.09%	58.14%	43.56%

Notes to the Financial Statements (continue)

Income tax -

The income tax expense (benefit) for the years ended December 31, 2018, 2017 and 2016is shown below:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Income tax
Current	254,767	430,974	141,153
Deferred	61,483	(167,541)	81,441
	316,250	263,433	222,594
Mining taxes
Current mining royalty and special mining tax	6,661	213,280	37,763

Supplementary retirement fund
Current	1,499	10,897	2,205
Deferred	760	(1,567)	520
	2,259	9,330	2,725

Income tax expense reported in the statements of comprehensive income	325,170	486,043	263,082

(h)	The main tax regulations issued during 2018 are as follows:

(i)	Modified, effective January 1, 2019, the treatment applicable to the royalties and fees for services provided by non-domiciled recipients, eliminating the obligation to pay an amount equivalent to the withholding when the costs or expenses are booked, and must now withhold the corresponding income tax at the time of their payment or retribution accreditation (Legislative Decree N ° 1369).

(ii)	Established rules governing the obligation of legal persons and/or legal entities to report the identification of their final beneficiaries (Legislative Decree N ° 1372). These rules are applicable to legal persons domiciled in the country, pursuant to article 7 of the Income Tax Law, and to legal entities in the country. The obligation is applicable for non-domiciled legal entities and legal entities constituted abroad while: a) have a branch, agency or another permanent establishment in the country; b) the person (natural or legal entity) who manage the autonomous patrimony or foreign investment funds, or the natural or legal person who has quality of guard or administrator, is domiciled in the country; and, c) any part of a consortium is domiciled in the country. This obligation will be fulfilled by submitting sworn statements to the tax authority, which should contain the final beneficiary information and be submitted, in compliance with the regulations and in the deadlines established through a resolution of the Superintendence of Peruvian Tax Administration.

(iii)	Changed the tax code in the implementation of the General Anti-Avoidance Rule (GAAR) (Rule XVI of the preliminary title of the Tax Code); as well as provided the tax authority with tools for its implementation (Legislative Decree N ° 1422).

The GAAR is intended to prevent taxpayers from entering into transactions that would allow them to minimize their tax liabilities. The tax authority will be entitled to apply GAAR in ordinary audits to assess taxes since July 19, 2012. The tax authority, however, will have to obtain approval from a committee before applying GAAR.

Notes to the Financial Statements (continue)

Other rules regarding GAAR are:

-	Jointly Liability of Legal Representatives - Bear in mind that legal representatives will be jointly liable for the tax debt as a result of GAAR application by the tax authority.

-	Tax Planning approval by the Board of Directors - Up to March 29, 2019 board of directors should approve (ratify or modify) all the tax planning of their entities since July 19, 2012. Its members will be liable for tax assessments as a result of the application of GAAR.

14.	Sales of goods

(a)	This item is made up as follows:

	For the year ended December 31, 2018		For the year ended December 31, 2017		For the year ended December 31, 2016
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)

Copper in concentrate	962,113	2,458,088	979,243	2,702,508	995,386	1,967,052
Copper cathode	86,346	251,908	84,679	241,725	109,128	247,431
Other (primarily silver and molybdenum concentrate)		351,934		267,033		176,357
Subtotal Sales		3,061,930		3,211,266		2,390,840
Less: Royalty contributions (see Note 2(k))		(7,904)		(8,335)		(6,686)

Total net sales		3,054,026		3,202,931		2,384,154

Sales to related parties totaled US$2.9 billion for the year ended December 31, 2018 (US$3.0 billion for the year ended December 31, 2017 and US$2.3 billion for the year ended December 31, 2016).

As described in Note 2(d), the Company’s copper sales are provisionally priced at shipment. Adjustments to the provisional prices are recognized as gains and losses in sales of goods through the month of settlement. Adjustments to provisional priced copper and molybdenum sales resulted in an decrease to net sales of goods totaling US$88.8 million for the year ended December 31, 2018, an increase of US$1.3 million for the year ended December 31, 2017 and US$86.3 billion for the year ended December 31, 2016.

Notes to the Financial Statements (continue)

(b)	The following table shows net sales by geographic region based on the final destination port:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
	US$(000)	US$(000)	US$(000)

Asia	2,404,530	2,416,826	1,865,346
North America	295,448	287,174	213,002
Europe	209,894	314,092	161,844
South America (primarily Peru)	136,400	193,174	150,648
Central America	15,658	-	-
	3,061,930	3,211,266	2,390,840
Less: Royalty contributions (see Note 2(k))	(7,904)	(8,335)	(6,686)

Total net sales	3,054,026	3,202,931	2,384,154

(c)	Concentration of sales -

For the years ended December 31, 2018 and 2017 94% of the Company’s sales were to related entities (FMC, Sumitomo Metal Mining Company and Climax Molybdenum). For the year ended December 31, 2016 the 95% of the Company's sales were to these related entities, respectively.

15.	Cost of sales

This item is made up as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
	US$(000)	US$(000)	US$(000)

Materials and supplies	693,316	556,022	496,918
Depreciation and amortization	512,298	456,467	472,997
Labor (a)	357,692	286,058	215,839
Energy	254,243	229,272	229,035
Third parties services	159,514	144,829	100,897
Management Fees	2,743	2,867	2,793
Change in work in process inventory	(8,513)	51,412	(3,789)
Change in finished goods inventory	(5,723)	2,060	(3,951)
Other costs	45,402	39,251	42,301

	2,010,972	1,768,238	1,553,040

Notes to the Financial Statements (continue)

(a)	Labor includes an expense of US$60.2 million related to profit sharing for the year ended December 31, 2018 (US$86.4 million for the year ended December 31, 2017 and US$36.8 million for the year ended December 31, 2016). Additionally, it includes an expense of US$69.0 million related to the Union Agreement bonus payment obtained by workers as part of the new collective labor agreement, which is effective from September 1, 2018, through August 31, 2021.

In compliance with corporate policies, the Company recognizes administrative costs directly to cost of production (approximately U$30.7 million for the year ended December 31, 2018, US$34.4 million for the year ended December 31, 2017 and US$23.4 million for the year ended December 31, 2016). The effect of this policy is immaterial to the financial statements as a whole.

16.	Selling Expenses

This item is made up of as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
	US$(000)	US$(000)	US$(000)

Concentrate freight	126,670	131,528	122,431
Commissions	6,048	6,029	5,989
Cathode freight	1,831	1,665	2,148
Other	2,459	2,447	823

	137,008	141,669	131,391

17.	Other operating expenses

This item is made up as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
	US$(000)	US$(000)	US$(000)

Royalties, ITAN and penalties (a)	55,088	243,798	-
Other expenses	13,595	15,028	24,107

	68,683	258,826	24,107

(a)	For the year ended December 31, 2018, mainly represents penalties for income tax related to disputed mining royalties for the year 2006 through the year 2011 of US$33.8 million, penalties on disputed mining royalties for the period January 2009 through December 2013 of US$17.7 million and profit sharing adjustments related to GEM refund of US$3.6 million.

Notes to the Financial Statements (continue)

For the year ended December 31, 2017, represents disputed royalties for the period December 2006 through September 2011 of US$174.8 million, ITAN for the years 2009 to 2013 of US$33.6 million, profit sharing adjustments related to mining royalties of US$29.2 million and penalties on disputed royalties for the period December 2006 through the year 2008 of US$6.2 million. Disputed royalties and special mining taxes for the period October 2011 through the year 2013 were recognized in “income tax expense” in the statements of comprehensive income.

18.	Financial expenses

This item is made up as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
	US$(000)	US$(000)	US$(000)

Interest on mining royalties (a)	370,159	144,815	-
Interest on senior unsecured credit facility (Note 10(a))	49,551	44,678	51,155
Other financial expenses	6,492	10,934	1,880
Amortization debt issuance cost	2,419	4,479	8,901
Extinguishment debt - debt issuance cost	1,902	6,266	-
Interest on shareholder loans	-	7,992	19,836
Capitalized Interest	(3,790)	(2,252)	(1,334)

	426,733	216,912	80,438

(a)	For the year ended December 31, 2018, represents interest and interest on penalties associated to (i) disputed mining royalties for the year 2009 through the year 2013 of US$218.7 million, (ii) income tax related to disputed mining royalties for the year 2006 through the year 2011 of US$75.7 million, (iii) SMT for the year 2011 through the year 2013 of US$51.0 million and (iv) ITAN for the years 2009, 2010, 2011 and 2013 of US$12.1 million, interest paid on the royalty installment payment program for the year 2006 through the year 2008 of US$6.1 million, deferral interest related to the new royalty installment payment programs for the period January 2009 through the period September 2011 of US$5.3 million and interest of amended tax return for the year 2013 for GEM refund of US$1.3 million.

For the year ended December 31, 2017, represents financial expenses related to interest on royalties, interest paid on the royalty installment payment program and interest on royalty penalties for the period December 2006 through the year 2008 of US$141.7 million and interest on ITAN 2012 of US$3.1 million.

Notes to the Financial Statements (continue)

19.	Financial Income

This item is made up as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
	US$(000)	US$(000)	US$(000)

Special Mining Burden (GEM) (a)	18,574	-	-
Other financial income	9,515	5,350	954

	28,089	5,350	954

(a)	Represents interest related to the GEM refund from the period October 2012 through December 2013 of US$18.6 million (see note 13(d)).

20.	Earnings per share

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares during the period. Basic and diluted earnings per common share have been determined as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
	US$	US$	US$

Profit for the period (US$)	119,710,000	349,881,000	340,907,000
Weighted average number of share outstanding (Note 12(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	0.342	1.000	0.974

21.	Financial risk management

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

Notes to the Financial Statements (continue)

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

The table below summarizes the estimated impact on the Company’s profit before income tax for the year 2018 based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 2.974 to US$/pound 2.979 (US$/pound 3.602 to US$/pound 3.627 for the year 2017), and the 10% decrease is based on copper prices ranging from US$/pound 2.433 to US$/pound 2.437 (US$/pound 2.947 to US$/pound 2.967 for the year 2017).

Effect on profit before income tax
US$(000)

December 31, 2018
10% increase in future copper prices	72,847
10% decrease in future copper prices	(72,847)

Effect on profit before income tax
US$(000)

December 31, 2017
10% increase in future copper prices	83,955
10% decrease in future copper prices	(83,955)

Effect on profit before income tax
US$(000)

December 31, 2016
10% increase in future copper prices	88,508
10% decrease in future copper prices	(88,508)

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

Notes to the Financial Statements (continue)

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes and accruals, as of December 31, 2018 and 2017:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2018
Trade accounts payable	-	231,080	56	-	231,136
Accounts payable - related parties	-	6,014	-	8,860	14,874
Other financial liabilities	-	-	-	1,022,810	1,022,810
Provision related to benefits to employees	-	24,300	18,269	32,509	75,078
Other accounts payable	-	7,472	93,782	215,070	316,324
Total	-	268,866	112,107	1,279,249	1,660,222
As of December 31, 2017
Trade accounts payable	-	194,890	68	-	194,958
Accounts payable - related parties	-	5,534	-	8,147	13,681
Other financial liabilities	-	-	-	1,268,488	1,268,488
Provision related to benefits to employees	-	64,339	16,406	29,158	109,903
Other accounts payable	-	3,374	36,808	33,424	73,606
Total	-	268,137	53,282	1,339,217	1,660,636

Notes to the Financial Statements (continue)

(c)	Credit Risk -

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

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2018.

22.	Embedded derivatives

As discussed in Note 2(d), the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2018 and 2017, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2018
	Pounds payable	Maturity	Provisional pricing	Forward pricing	Fair value provision
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	261,530	January 2019 to May 2019	Between 2.675 and 2.834	Between 2.704 and 2.708	(18,848)
Copper Cathode	7,711	January 2019	2.810	2.704	(824)
Molybdenum	3,545	January 2019 to February 2019	Between 10.787 and 10.810	10.675	(441)

					(20,113	)(a)

Notes to the Financial Statements (continue)

			As of December 31, 2017
	Pounds payable	Maturity	Provisional pricing	Forward pricing	Fair value provision
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	252,830	January 2018 to May 2018	Between 2.903 and 3.166	Between 3.274 and 3.297	62,870
Copper Cathode	2,756	January 2018	Between 2.970 and 3.246	3.274	179
Molybdenum	3,340	January 2018 to February 2018	Between 7.229 and 7.231	8.950	5,687

					68,736	(a)

(a)	Embedded derivative adjustments are recorded on the statement of financial position in “Trade account receivable – related parties” (US$(19.3) million as of December 31, 2018 and US$65.6 million as of December 31, 2017) and “Trade accounts receivable (net)” (US$(0.8) million as of December 31, 2018 and US$3.1 million as of December 31, 2017).

23.	Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2018 and 2017, the only financial assets carried at fair value are embedded derivatives, included in trade accounts receivable and related parties, which are generated by the sale of copper and molybdenum and measured at fair value based on commodity prices. The net value of this embedded derivative as of December 31, 2018, was a liability of US$20.1 million (asset of US$68.7 million as of December 31, 2017). Embedded derivatives are categorized within Level 2 of the hierarchy. The fair value of embedded derivatives is determined using valuation techniques using information directly observable in the market (forward prices of metals).

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

Notes to the Financial Statements (continue)

Based on the foregoing, there are no significant differences between book value and fair value of financial instruments (assets and liabilities) as of December 31, 2018 and 2017.

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

Under IFRS, the cost inventory includes: the amortization of production-stripping costs and the inventories are determined using the weighted average method.

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

Notes to the Financial Statements (continue)

25.	Reconciliation between net income and shareholders' equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2018, 2017 and 2016 and to shareholders' equity as of December 31, 2018, 2017 and 2016 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Net profit under IFRS	119,710	349,881	340,907

Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization	(64,452)	(77,361)	36,252
Inventories valuation	(29,515)	(28,804)	(19,242)
Asset retirement obligation	1,351	862	1,422
Deferred workers´ profit sharing	(7,079)	32,349	(19,007)
Deferred income tax	33,291	24,529	5,013
Other	(26)	(25)	116

Net income under U.S. GAAP	53,280	301,431	345,461

	2018	2017	2016
	US$(000)	US$(000)	US$(000)

Shareholders’ equity under IFRS	5,108,872	5,189,162	4,839,281
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization	(204,887)	(140,435)	(63,074)
Inventories valuation	(108,259)	(78,744)	(49,940)
Asset retirement obligation	1,773	422	(440)
Deferred workers´ profit sharing	(1,863)	5,216	(27,133)
Deferred income tax	101,548	68,257	43,728
Other	(334)	(308)	(283)

Shareholders’ equity under U.S. GAAP	4,896,850	5,043,570	4,742,139

Notes to the Financial Statements (continue)

26.	New U.S. GAAP Accounting Pronouncements

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

In August 2017, FASB issued an ASU that simplifies the current hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. For public entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. This ASU must be applied as of the beginning of the fiscal year of adoption (that is, the initial application date). The amended presentation and disclosure guidance are required only prospectively. The Company is currently evaluating the impact this guidance will have on its financial statements.

In February 2018, FASB issued an ASU that provides entities with the option to reclassify tax effects stranded in accumulated other comprehensive income as a result of recent U.S. tax reform to retained earnings. The Company adopted this ASU effective during the third quarter of 2018, and adoption did not have a material impact on its disclosures.

In August 2018, FASB issued an ASU that aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with those for capitalizing implementation costs incurred to develop or obtain internal use software. For public entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. This ASU must be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently evaluating the impact this ASU will have on its financial statements.

In August 2018, FASB issued an ASU that modifies certain disclosure requirements for fair value measurements including the elimination of i) the amount, reason for and the policy regarding transfers between level 1 and level 2 of the fair value hierarchy and ii) an entity’s valuation processes for Level 3 fair value measurements. The Company adopted this ASU effective during the third quarter of 2018, and adoption did not have a material impact on its disclosures.

Notes to the Financial Statements (continue)

In August 2018, FASB issued an ASU makes minor changes to the disclosure requirements for employers that sponsor defined benefit pension and/or other postretirement benefit plans. For public entities, this ASU is effective for fiscal years ending after December 15, 2020, with early adoption permitted. This ASU must be applied on a retrospective basis to all periods presented. The Company is currently evaluating the impact this ASU will have on its financial statements.

27.	Subsequent Event

There have been no subsequent significant financial and accounting events subsequent to December 31, 2018, that may affect the interpretation of these financial statements.

