Form 20-F
period 2019-12-31
BUENAVENTURA MINING CO INC
filed 2020-04-10
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Telephone: (511) 419-2540

Facsimile: (511) 419-2502

Address: LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares, nominal (par) value of ten Peruvian Soles per share (“Common Shares”)	BVN	New York Stock Exchange Inc.* Lima Stock Exchange
BVN
American Depositary Shares (“ADSs”) representing one Common Share each	BVN	New York Stock Exchange Inc.٭

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

i

ii

INTRODUCTION

Presentation of Financial Information

As used in this Annual Report on Form 20-F, or “Annual Report,” unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” “BVN” and “Buenaventura” mean Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States Dollars and references to “S/.,” “Sol” or “Soles” are to Peruvian Soles, the legal currency of the Republic of Peru, or “Peru”.

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

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65% for the year ended December 31, 2019, 43.65% for the year ended December 31, 2018 and 45.95% for the year ended December 31, 2017. As of December 31, 2017, 2018 and 2019, our equity interest in Cerro Verde was 19.58%.

The Company may file separate financial statements of its 40.10% equity investee, Compañía Minera Coimolache S.A.A., pursuant to Rule 3-09 of Regulation S-X, on Form 20-F/A, if required, on or before June 30, 2020.

Forward-Looking Statements

This Annual Report contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provided for under these sections. Our forward-looking statements are based on management’s assumptions and beliefs in light of the information currently available to it and may include, without limitation:

●	our, Yanacocha’s and Cerro Verde’s costs and expenses;

●	estimates of future costs applicable to sales;

●	estimates of future exploration and production results;

●	plans for capital expenditures;

●	expected commencement dates of mining or metal production operations; and

●	estimates regarding potential cost savings and operating performance.

The words “anticipate,” “may,” “can,” “plan,” “believe,” “estimate,” “expect,” “project,” “intend,” “likely,” “will,” “should,” “to be” and any similar expressions are intended to identify those assertions as forward-looking statements. In making any forward-looking statements, we believe that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include:

●	our, Yanacocha’s and Cerro Verde’s results of exploration;

●	the results of our joint ventures and our share of the production of, and the income received from, such joint ventures;

●	commodity prices;

●	production rates;

●	geological and metallurgical assumptions;

●	industry risks;

●	timing of receipt of necessary governmental permits or approvals;

●	regulatory changes;

●	political risks;

●	inaccurate estimates of reserves or mineralized material not in reserve;

●	anti-mining protests or other potential issues with local community relationships;

●	labor relations;

●	environmental risks; and

●	other factors described in more detail under “Item 3. Key Information—D. Risk Factors.”

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

Selected Financial Information and Operating Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 has been derived from a consolidated statement of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited) on our Consolidated Financial Statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(US$ in thousands)(1)
Statements of profit or loss data:
Continuing operations:
Operating income:
Net sales of goods	821,930	1,106,329	1,187,206	1,015,670	846,269
Sales of services	23,661	24,001	29,697	28,782	50,839
Royalty income	22,297	20,385	20,739	24,339	32,414
Total operating income	867,888	1,150,715	1,237,642	1,068,791	929,522

Operating costs:
Cost of sales of goods, excluding depreciation and amortization	(512,874)	(613,381)	(604,650)	(497,812)	(513,490)
Cost of sales of services, excluding depreciation and amortization	(3,378)	(4,318)	(12,954)	(10,754)	(59,612)
Depreciation and amortization	(226,335)	(238,879)	(210,154)	(192,647)	(232,583)
Exploration in operating units	(44,163)	(89,730)	(89,311)	(96,149)	(89,699)
Mining royalties	(12,832)	(21,388)	(30,884)	(27,611)	(27,188)
Total operating costs	(799,582)	(967,696)	(947,953)	(824,973)	(922,572)
Gross profit	68,306	183,019	289,689	243,818	6,950
Operating expenses, net:
Administrative expenses	(76,297)	(77,099)	(80,666)	(81,692)	(84,372)
Selling expenses	(24,313)	(26,948)	(23,043)	(21,733)	(19,365)
Exploration in non-operating areas	(11,879)	(36,307)	(18,262)	(26,589)	(30,610)
Impairment recovery (loss) of long-lived assets	(2,083)	5,693	(21,620)	-	(3,803)
Reversal (provision) for contingences and others	2,968	11,248	(13,740)	(565)	(395)
Write-off of asset stripping activities	-	-	(13,573)	-	-
Other, net	(14,715)	(1,308)	(13,230)	18,957	(5,340)
Total operating expenses, net	(126,319)	(124,721)	(184,134)	(111,622)	(143,885)
Operating profit (loss)	(58,013)	58,298	105,555	132,196	(136,935)

Other income (expenses), net:
Share in the results of associates and joint ventures	47,710	(1,144)	13,207	(365,321)	(173,375)
Finance income	9,675	9,685	5,517	6,830	11,026
Finance costs	(42,173)	(38,422)	(34,551)	(31,580)	(27,572)
Net gain (loss) from currency exchange difference	(734)	(1,384)	2,939	2,638	(13,693)
Total other income (expenses), net	14,478	(31,265)	(12,888)	(387,433)	(203,614)

Profit (loss) before income tax	(43,535)	27,033	92,667	(255,237)	(340,549)
Current income tax	(11,911)	(16,882)	(23,713)	(39,444)	(14,222)
Deferred income tax	37,501	(9,997)	5,825	(14,060)	(541)
Profit (loss) from continuing operations	(17,945)	154	74,779	(308,741)	(355,312)
Discontinued operations:
Loss from discontinued operations (2)	(10,514)	(11,808)	(10,344)	(19,073)	(20,233)
Net profit (loss)	(28,459)	(11,654)	64,435	(327,814)	(375,545)
Attributable to equity owners of the parent	(12,208)	(13,445)	60,823	(323,492)	(317,210)
Attributable to non-controlling interest	(16,251)	1,791	3,612	(4,322)	(58,335)
Net profit (loss)	(28,459)	(11,654)	64,435	(327,814)	(375,545)
Basic and diluted profit (loss) per share attributable to equity holders of the parent(3)(4)	(0.05)	(0.05)	0.24	(1.27)	(1.25)
Basic and diluted profit (loss) per ADS attributable to equity holders of the parent (3)(4)	(0.05)	(0.05)	0.24	(1.27)	(1.25)
Basic and diluted profit (loss) per share attributable to equity holders of the parent, from continuing operations	(0.01)	(0.02)	0.28	(1.20)	(1.17)
Dividends per share	0.09	0.09	0.09	0.03	-
Average number of common and investment shares outstanding	253,986,867	253,986,867	253,986,867	253,986,867	254,186,867
Statement of financial position data:
Total assets	4,107,274	4,217,221	4,332,813	4,266,415	4,547,181
Capital stock	750,497	750,497	750,497	750,497	750,497
Total shareholders’ equity	2,968,200	3,029,565	3,063,627	3,047,213	3,389,236

Operating data (unaudited):

Production(5)
Gold (oz.)	191,281	338,189	405,646	357,570	356,367
Silver (oz.)	20,288,743	26,264,109	26,624,431	23,035,110	24,648,761
Proven and probable reserves(6)
Gold (oz.)	2,984,673	1,001,169	1,245,213	1,403,029	1,175,724
Silver (oz.)	200,692,359	194,214,607	147,329,793	158,428,655	132,617,631

(1)	Except per share, per ADS, outstanding shares and operating data.

(2)

During 2019, the Group decided to classify its Mallay mining unit as discontinued. According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the Group reclassified revenues and expenses related to this mining unit for the years 2018 and 2017 to the “Net loss from discontinued operations attributable to equity holders of the parent” caption.

(3)	Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2018 and 2019, we had 274,889,924 Common Shares outstanding, including 21,174,734 treasury shares. As of December 31, 2015, 2016, 2017, 2018 and 2019, we had 744,640 of Investment Shares outstanding, including 272,963 treasury shares as of December 31, 2015, and 472,963 treasury shares as of December 31, 2016, 2017, 2018 and 2019.

(4)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.

(5)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43% controlling equity interest as of December 31, 2019 and 2018, and Minera La Zanja S.R.L., or “La Zanja,” in which we owned a 53.06% controlling equity interest as of December 31, 2019. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2016 to 2019, El Brocal produced 2.6 million, 4.1 million, 3.9 million and 4.4 million ounces of silver, respectively, of which our equity share was 1.5 million, 2.5 million, 2.4 million and 2.7 million ounces of silver per year, respectively, and La Zanja produced 139,724, 127,118, 71,630 and 31,500 ounces of gold, respectively, of which our equity share per year was 74,137, 67,449, 38,007 and 16,714 ounces of gold, respectively, and 217,292, 280,908, 217,174 and 97,204 ounces of silver per year, respectively, of which our equity share was 115,295, 149,050, 115,233 and 51,576 ounces of silver per year, respectively. Amounts for 2018 and 2019 exclude production coming from the operating mines classified as discontinued operations.

(6)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case as of December 31, 2019. SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Orcopampa, El Brocal, Tantahuatay and La Zanja. Geominería S.A.C, an independent consultant, audited the process used to estimate proven and probable ore reserves for Julcani.

  Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, or the Yanacocha Consolidated Financial Statements. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of EY Global) on the Yanacocha Consolidated Financial Statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 appears elsewhere in this Annual Report. The selected financial information for Yanacocha as of December 31, 2015, 2016 and 2017, and for the years ended December 31, 2015 and 2016 has been derived from consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. Yanacocha’s audited consolidated financial statements as of December 31, 2015, 2016, 2017, 2018 and 2019 were audited by Paredes, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited). The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. The operating data presented below, which are based on 100% of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report. .

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(US$ in thousands)(1)
Statement of comprehensive income:
Operating income:
Revenue from sales(2)	734,526	658,653	670,905	784,453	1,056,903
Other operating income	4,776	21,965	21,870	17,713	10,625
Total gross income	739,302	680,618	692,775	802,166	1,067,528

Costs applicable to sales	(692,721)	(619,424)	(772,647)	(799,654)	(783,762)
Other operating costs	(1,160)	(2,217)	(2,062)	(2,951)	(2,524)
Total operating costs	(693,881)	(621,641)	(774,709)	(802,605)	(786,286)
Gross profit (loss)	45,421	58,977	(81,934)	(439)	281,242

Operating expenses:
Operating expenses, net	(35,987)	(76,155)	(63,514)	(71,496)	(82,846)
Administrative expenses	(1,744)	(2,783)	(4,760)	(8,780)	(20,028)
Selling Expenses	(1,722)	(2,627)	(3,921)	(3,695)	(3,534)
Impairment loss	-	-	-	(889,499)	-
Operating profit (loss)	5,968	(22,588)	(154,129)	(973,909)	174,834

Other expenses, net:
Finance income	18,430	11,448	5,831	2,132	673
Finance costs	(57,629)	(39,024)	(23,766)	(15,107)	(22,734)
Net gain (loss) from currency exchange difference	2,902	(2,056)	3,636	(13,741)	(251)
Total other expenses, net	(36,297)	(29,632)	(14,299)	(26,716)	(22,312)

Income (loss) before income tax	(30,329)	(52,220)	(168,428)	(1,000,625)	152,522
Income tax benefit (expense)	(64,928)	(29,297)	(7,026)	(43,127)	(602,717)
Income (loss) for the year	(95,257)	(81,517)	(175,454)	(1,043,752)	(450,195)

Comprehensive income (loss):
Loss for the year	(95,257)	(81,517)	(175,454)	(1,043,752)	(450,195)
Other comprehensive income (loss) to be reclassified as profit or loss in subsequent periods
Changes in the fair value of available-for-sale financial asset, net of tax effect	1,246	(91)	(3,244)	651	(757)

Statement of financial position:
Total assets	2,312,072	2,047,472	2,019,395	2,045,885	2,965,430
Capital stock	378,505	378,505	398,216	398,216	398,216
Total partners’ equity	489,712	583,723	659,115	885,724	2,228,825

U.S. GAAP
Net income (loss)	3,316	(69,068)	(131,243)	(1,198,139)	(260,202)
Total equity	1,666,382	1,661,800	1,683,047	1,865,445	3,394,934

Operating data (unaudited)
Gold produced (oz.)	527,336	514,564	534,692	654,934	917,691
Gold proven and probable reserves (thousands of oz.)	6,952	7,420	3,830	4,362	5,057

(1)	Except operating data

(2)	Royalties netted to sales

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 have been derived from Cerro Verde’s financial statements that are not included in this Annual Report. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited ) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 24 and Note 25 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(US$ in thousands)(1)
Statement of comprehensive income:
Sales of goods	2,890,066	3,054,026	3,202,931	2,384,154	1,115,617
Costs of sales of goods	(1,954,749)	(2,010,972)	(1,768,238)	(1,553,040)	(862,004)
Gross profit	935,317	1,043,054	1,434,693	831,114	253,613
Operating expenses
Selling expenses	(109,483)	(137,008)	(141,669)	(131,391)	(56,215)
Other operating (expenses), income net	(37,436)	(68,683)	(258,826)	(24,107)	(26,600)
	(146,919)	(205,691)	(400,495)	(155,498)	(82,815)
Operating profit	788,398	837,363	1,034,198	675,616	170,798
Financial income	10,356	28,089	5,350	954	512
Financial expenses	(115,877)	(426,733)	(216,912)	(80,438)	(16,010)
Exchange differences, net	5,574	6,161	13,288	7,857	(75,770)

Profit before income tax	688,451	444,880	835,924	603,989	79,530
Income tax expense	(298,074)	(325,170)	(486,043)	(263,082)	(46,246)
Profit for the year	390,377	119,710	349,881	340,907	33,284

Basic and diluted earnings per share	1.115	0.342	1.000	0.974	0.095
Dividends per share	0.428503	0.571337	–	–	–

Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012	350,056,012	350,056,012

Statement of financial position data:
Total assets	7,809,424	7,554,712	7,691,007	7,635,623	7,852,692
Capital Stock	990,659	990,659	990,659	990,659	990,659
Total shareholder’s equity	5,349,249	5,108,872	5,189,162	4,839,281	4,498,374

U.S. GAAP
Profit for the year	319,714	53,280	301,431	345,461	4,097
Total shareholder’s equity	5,066,564	4,896,850	5,043,570	4,742,139	4,396,678

Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	1,003,776	1,049,430	1,062,210	1,107,810	544,482
Proven and probable reserves:
Copper Ore (in thousands of tons)	4,265,232	4,324,461	3,577,276	3,673,229	3,855,939

(1)	Except per share and operating data.

B.	Capitalization and Indebtedness

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

We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly-owned subsidiaries no longer hedge the price at which our gold and silver will be sold. In addition, neither Yanacocha nor Cerro Verde engages in hedging activities. As a result, the prices at which we, Yanacocha and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 33 to the Consolidated Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2019, see “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates.”

On December 31, 2019 and March 29, 2020, the morning fixing price for gold on the London Bullion Market was US$ 1,523 per ounce and US$1,605 per ounce, respectively. On December 31, 2019 and March 29, 2020, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$ 18.045 per ounce and US$13.930 per ounce, respectively. On December 31, 2019 and March 29, 2020, the London Metal Exchange Settlement Price for copper was US$ 6,156 per ton and US$4,797 per ton, respectively.

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

An outbreak of disease or similar public health threat, such as COVID-19 (coronavirus), could adversely affect our business, financial condition and results of operations.

Our operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of coronavirus COVID-19 (coronavirus), a virus causing potentially deadly respiratory tract infections originating in China, has already and will continue to negatively cause further volatility in prices of precious metals. Additionally, a severe market disruption will likely entail decreased demand for our products and otherwise impact our operations and the operations of our customers, suppliers and other stakeholders. The Peruvian Government has issued a series of executive decrees declaring a national emergency and significantly restricting general circulation throughout the country.

In accordance with these restrictions and within the framework of the Company’s pandemic response plan, we have limited our operations to those which are strictly necessary to ensure that our mine pumping systems, water treatment plants, energy supply, hydroelectric substations, health services and overall minimum safety conditions remain in place. Other than in respect of these minimum back-up operations, as of the date of this annual report, our mining processing facilities are completely halted. The Company intends to immediately resume operations once it receives notice from the authorities that restrictions have been lifted. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the world, the Peruvian economy, international financial markets, or ultimately on our financial condition, results of operations, production, sales, margins and cash flow from operations, our access to debt markets, covenants compliance, asset impairments, among others.

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

As we and Yanacocha produce gold, silver, zinc and other metals, we and Yanacocha deplete our respective ore reserves for such metals. To maintain production levels, we and Yanacocha must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our and Yanacocha’s exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we and Yanacocha may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. There can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration,” “—Yanacocha—B. Business Overview—Environmental Matters,” “—Yanacocha—C. Property, Plants and Equipment—Our Properties,” “—Yanacocha—C. Property, Plants and Equipment—Yanacocha’s Properties,” “—Yanacocha—C. Property, Plants and Equipment—Reserves,” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2019.

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

As of December 31, 2019, unions represented approximately 25% of our and our subsidiaries’ employees on a consolidated basis. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

Our, Yanacocha’s and Cerro Verde’s operations are subject to political and social risks.

Our, Yanacocha’s and Cerro Verde’s exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests. In recent years, certain areas in the south and northern highlands of Peru with significant mining developments have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in commercial disruptions and a climate of uncertainty with respect to future mining projects. As a result of local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian Central Government’s Environmental Impact Assessment (“EIA”) independent review were reported on April 20, 2012. The review indicated the project’s EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced the decision to advance the project on a “water-first” basis on June 22, 2012. In the first half of 2014, a Conga restart study was completed to identify and test alternatives to advancing development of the project. Following this assessment, a new plan was developed to reduce spending to focus only on the most critical work (protecting people and assets, engaging with communities and maintaining existing project infrastructure), while maintaining optionality. Newmont Mining will not proceed with the full development of the Conga project without social acceptance, solid project economics and, potentially, another partner to help defray costs and risk. It is difficult to predict when or whether such events may occur. Under the current social and political environment, we do not anticipate being able to develop the Conga project in the foreseeable future. The continued delay and evaluation of other alternatives may result in a potential accounting impairment or further reclassification of mineralized material.

During 2019, the Peruvian Central Government continued to support responsible mining as a vehicle for the growth and future development of Peru. However, we are unable to predict whether the Peruvian Central Government will continue to take similar positions in the future. The regional government of Cajamarca and other political parties have actively opposed the Conga project in the past. We cannot predict future positions of either the Peruvian Central Government or regional governments towards foreign investment, mining concessions, land tenure or other regulation, or the impact that these positions or changes in law may have on Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties. We may also be exposed to protests, community demands and road blockages. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on our results of operations and financial position. Additionally, the inability to develop Conga or operate at Yanacocha could have an adverse impact on our growth and production in the region.

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

A significant portion of our operations and mine development projects are currently conducted by contractors. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

●	failure of a contractor to perform under its agreement;

●	interruption of operations or increased costs if a contractor ceases its business due to insolvency or other unforeseen events;

●	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

●	problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operations and financial position.

We are exposed to behaviors incompatible with our, Yanacocha and Cerro Verde’s ethics and compliance standards.

Given the large number of contracts that we are a party to with our suppliers and partners in Yanacocha and Cerro Verde, the geographic distribution of our operations and the great variety of parties that we interact with in the course of our business, we are subject to the risk that our employees, contractors and other persons having relations with us may misappropriate our assets, manipulate our assets or information or engage in money laundering or the financing of terrorism, for such person’s personal or business advantage. Our systems for identifying and monitoring these risks may not be effective to fully mitigate them in all situations. Such acts may result in material financial losses or reputational harm to us.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

As of December 31, 2019, we owned a 43.65% partnership interest in Yanacocha and a 19.58% equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

We could be subject to information technology system failures, network disruptions, and breaches in data security which could negatively affect our business, financial position, results of operations, and cash flows.

As dependence on digital technologies is expanding, cyber incidents, including deliberate attacks or unintentional events have been increasing worldwide. Computers and telecommunication systems are used to conduct our exploration, development and production activities and have become an integral part of our business. We use these systems to analyze and store financial and operating data, as well as to support our internal communications and interactions with business partners. Cyber-attacks could compromise our computer and telecommunications systems and result in additional costs as well as disruptions to our business operations or the loss of our data.

A cyber-attack involving our information systems and related infrastructure, or those of our business partners, could disrupt our business and negatively impact our operations in a variety of ways, such as, among others:

●	an attack on the computers which control our mining operations could cause a temporary interruption of our production while contingency manual systems are brought online;

●	a cyber-attack on our accounting or accounts payable systems could expose us to liability to employees and third parties if their sensitive personal information is obtained;

●	possible loss of material information, which in turn could delay productive processes and selling efforts, causing economic losses; or

●	a cyber-attack on a service provider could result in supply chain disruptions, which could delay or halt our major development projects.

The laws of Peru related to anti-bribery and anti-corruption are still developing and could be less stringent than those of other jurisdictions, and our risk management and internal controls may not be successful in preventing or detecting all violations of law or of company-wide policies.

Our business is subject to a significant number of laws, rules and regulations, including those relating to anti-bribery and anti-corruption. However, the Peruvian regulatory regime related to anti-bribery and anti-corruption legislation is still developing and could be less stringent than anti-bribery and anti-corruption legislation which has been implemented in other jurisdictions.

In addition, our existing compliance processes and internal control systems may not be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, contractors, agents, officers or any other persons who conduct business with or on behalf of us. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our employees, contractors, agents, officers or other persons with whom we conduct business engage in fraudulent, corrupt or other improper or unethical business practices or otherwise violate applicable laws, regulations or our own internal compliance systems, we could become subject to one or more enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and results of operations.

In the past, Peru experienced significant levels of domestic terrorist activity. It is possible that a resurgence of terrorism in Peru may occur in the future, which would have a material adverse effect on the Peruvian economy and, ultimately, on us.

In the late 1980s and early 1990s, Peru experienced significant levels of terrorist activity targeted against, among others, the government and private sector. These activities were attributed mainly to two local terrorist groups, Sendero Luminoso and the Túpac Amaru Revolutionary Movement.

Both terrorist groups suffered significant defeats in the 1990s, including the arrest of their leaders, considerably limiting their activities after the 2000s. Although we believe that terrorist organizations no longer pose as significant a risk as they did in the 1980s and early 1990s, a small group of terrorists primarily engaged in drug trafficking, still operate in remote mountainous and jungle areas in central and southern Peru. Despite the suppression terrorist activity, terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations and businesses. If a resurgence of terrorism in Peru occurs, it could affect the Peruvian economy and us.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. Social demands and conflicts may occur in the future and if they do occur they may affect our business, financial condition and the Peruvian economy.

The climatic phenomenon El Niño and other natural phenomena such as earthquakes and floods may have a material and adverse effect on us.

Peru has experienced natural phenomena in the past such as earthquakes, other geologic events and flooding. For example, on January 14, 2018, an earthquake measuring 7.1 on the Richter local magnitude scale hit the southern coast of Peru. A major earthquake could damage the infrastructure necessary for our operations. In addition, increased rainfall from the weather phenomenon known as “El Niño,” which typically occurs every two to seven years, can contribute to flooding and mudslides, which could damage roads and highways providing access to our facilities. Peru has also experienced droughts caused by low rainfall. If such events occur in the future, we may suffer damage to, or destruction of, properties and equipment, or losses not covered by our insurance policies, as well as temporary disruptions to our services, which may materially and adversely affect us. If a significant number of our employees were affected by a natural disaster, our ability to conduct business could be impaired.

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

The resignation of former President Kuczynski and the impact to the political landscape in Peru could materially and adversely affect us.

On March 22, 2018, former President Pedro Pablo Kuczynski resigned in response to allegations of corruption for vote-buying in connection with the impeachment proceedings against him. On March 23, Congress accepted his resignation and his first vice president, Martín Vizcarra, was sworn in as acting president. If President Vizcarra and the current second vice president both resign, the president of Congress would become acting president and Congress would call for new elections, which may include both new presidential and congressional elections. The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility, as well as have a material adverse effect on our business, prospects, financial condition, results of operations or cash flows. The foregoing political uncertainty and presidential decisions could further increase interest rate and currency volatility, as well as materially and adversely affect the Peruvian economy and, as a consequence, our business and financial condition.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Prior to 1994, Peru periodically experienced high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by Instituto Nacional de Estadística e Informática has fallen from a high of 7,649.7% in 1990 to 1.9% in 2019. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation since 1999, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2019 were US$68.2 billion as compared to US$60.1 billion at December 31, 2018 as per the Banco Central de Reserva. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline.

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

As of March 31, 2020, three of our directors (and/or their spouses), Roque Benavides, Raul Benavides and Jose Miguel Morales, were members of the immediate and extended family of the late Alberto Benavides de la Quintana, our founder and former Chairman (collectively, the “Benavides Family”), and held an aggregate of 16.49% of Buenaventura’s outstanding share capital (including outstanding Common Shares and Investment Shares). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate. While the Benavides Family is not, to our knowledge, acting together as a group to vote their Common Shares, there can be no assurance that the Benavides Family will not, in the future, form a group for the purpose of voting their Common Shares or exerting influence over the management and policies of Buenaventura. Because of the significant aggregate ownership interest held by individual members of the Benavides Family, the Benavides Family could have the power to elect a significant number of the outstanding directors and exercise significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

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

Our shareholders have fewer and less well-defined rights under applicable Peruvian law than they might have as shareholders of a corporation incorporated in a jurisdiction of the U.S. or certain other countries. For example,- Peruvian law does not provide for proceedings by which non-controlling shareholders may file class action lawsuits or shareholder derivative actions against controlling shareholders or officers and directors, and the procedural requirements to file shareholder actions in Peru differ from those of the U.S. As a result, holders of our shares may face difficulty enforcing their rights.

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

In this Item 4, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we had a 43.65% partnership interest as of December 31, 2019.

BUENAVENTURA

A. History and Development

Overview

We are Peru’s largest publicly traded precious metals company in terms of market cap and operating presence as we operate in 8 regions across the country. Also, we are engaged in the exploration, mining and processing of gold, silver, copper and, to a lesser extent, other metals in Peru.  We currently operate the Orcopampa, Uchucchacua, Julcani and Tambomayo mines and have controlling interests in three other mining companies that operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, a hydroelectric plant and a processing plant as well as non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates the largest gold mine in South America, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2019, our consolidated net revenues were US$ 867.888 million and our consolidated net loss was US$28.459 million.

Discontinued operations. During 2016, we decided to change the classification of three mining units (Poracota, Recuperada and Shila-Paula) that had been mining units held for sale and began the final closing process for these mines. In December 2016, we sold the Antapite mining unit. In 2016, we started the final closing process for the Breapampa mining unit. As a result, income, costs and expenses related to this mining unit were classified as discontinued operations for the years 2016, 2015 and 2014. During 2017, we sold the Breapampa and Recuperada mining units.

During 2019, we decided to change the classification of our Mallay mining unit as a discontinued operation for the years 2019, 2018 and 2017. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements.

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua, Julcani, Tambomayo, El Brocal, La Zanja, Tantahuatay, Yanacocha and Cerro Verde mines for the year ended December 31, 2019:

	Total Production (unaudited)						Buenaventura’s Equity Share of Production
UNIT	Buenaventura’s Equity Ownership	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)
Orcopampa	100%	18,791	41,660				18,791	41,660
Uchucchacua	100%	10,640,913		17,635	19,144		10,640,913		17,635	19,144
Julcani	100%	2,609,006	150	966		185	2,609,006	150	966		185
Tambomayo	100%	2,556,391	99,245	7,603	9,672		2,556,391	99,245	7,603	9,672
El Brocal	61.43%	4,366,438	18,726	23,599	43,580	43,394	2,682,303	11,504	14,497	26,771	26,657
La Zanja	53.06%	97,204	31,500				51,576	16,714
Tantahuatay	40.10%	754,306	162,196				302,439	65,032
Yanacocha	43.65%	737,239	527,337				321,805	230,183
Cerro Verde	19.58%	4,685,092				455,305	917,341				89,149
Total Production	100%	24,465,380	880,814	49,803	72,396	498,883	20,100,565	464,488	40,701	55,587	115,990

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (publicly held corporation) under the laws of Peru, was originally established in 1953 as a sociedad anónima (corporation) under the laws of Peru, and currently operates under the laws of Peru. Our registered office is located at Las Begonias 415 – Floor 19, Lima 27, Peru, telephone no. 511-419-2500. Our website may be found at http://www.buenaventura.com. The information on our website is not a part of, and is not incorporated into, this document.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by the Company are available to the public on the SEC website at www.sec.gov (commission file number 1-14370).

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

Maintaining an Active Exploration Program

During 2019, we spent US$11.879 million on “exploration in non-operating areas” and US$44.163 million on “exploration in operating units.” Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Yumpaq, Marcapunta and Emperatriz. Our “exploration in operating units” investments were mainly focused in the Orcopampa, Uchucchacua, and Julcani units.

In 2020, we intend to invest approximately US$25 to US$35 million in exploration in operating units (mainly in Tambomayo, Orcopampa and Uchucchacua) and US$10 to US$20 million mainly in explorations in non-operating areas at the Trapiche and San Gabriel projects, among others.

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

	Year Ended December 31,
	2017	2018	2019
	(US$ in thousands)
Uchucchacua	18,127	18,429	31,479
Colquijirca and Marcapunta	61,060	29,572	28,298
Molle Verde	1,656	10,722	16,179
San Gabriel	12,221	6,419	10,315
Tambomayo	131,119	18,858	9,641
La Zanja	17,326	13,159	1,629
Julcani	1,951	2,984	1,559
Río Seco	459	1,816	1,443
Orcopampa	12,674	6,225	1,323
Mallay	1,796	1,810	-
Conenhua	177	111	-
Huanza	675	7	223
Others	266	1,158	538
Total	259,507	111,270	102,627
24

	Year Ended December 31,
	2017	2018	2019
	(US$ in thousands)
Fixed assets	6,280	836	716
Work in progress	165,610	67,096	44,319
Development costs	87,617	43,338	57,592
Total	259,507	111,270	102,627

We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$85 to US$105 million for capital expenditures for 2020. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.	Business Overview

We mainly produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Tambomayo, Uchucchacua, Julcani, La Zanja and Colquijirca-Marcapunta mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde, Yanacocha and Tantahuatay are not included in these production figures.

	Year Ended December 31, (Unaudited) (1)(2)
	2017	2018	2019
Gold (oz.)	405,004	338,189	191,281
Silver (oz.)	25,515,049	26,264,109	20,288,743
Zinc (t)	67,458	76,119	72,397
Lead (t)	40,915	44,972	49,803
Copper (t)	45,289	46,400	43,578

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.

(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view exploration as our primary means of generating value for our shareholders and we maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2019, we spent US$11.879 million on “exploration in non-operating areas” mainly focused in the Yumpaq and Marcapunta exploration projects, and US$44.163 million on “exploration in operating units” mainly focused in the Tambomayo, Orcopampa and Uchucchacua mining units. During 2020, we expect to invest approximately US$25 to US$35 million in these exploration activities.

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

We have active joint venture exploration agreements with other mining companies, including Newmont Peru S.R.L., Minera Barrick Misquichilca, Southern Copper Corporation, Regulus Resources, Alianza Minerals and Minera Bateas. Additionally, we now hold 19.3% of the current outstanding shares of Tinka Resources Limited. In this way we have access to promising mining projects through exploration of our own mining properties as well as third-party properties while sharing the exploration and development risks with recognized partners, and increasing our exposure to new exploration technologies, while expanding our knowledge and experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2018 and 2019.

Exploration Projects (1)(2)	Buenaventura’s Effective Participation	Property Hectares	Observed Mineralization	Total Exploration Expenditures During
at March 31, 2020				2018	2019
				(US$ in millions)
Yumpaq	100.00%	4,426	Silver	18.05	2.53
San Gabriel	100.00%	57,900	Gold, Silver and Copper	0.93	0.08
Ccelloccasa	100.00%	11,123	Gold and Silver	0.33	0.03
Trapiche	100.00%	39,595	Copper, Molybdenum	0.31	-
Mayra	100.00%	4,767	Silver, Gold	-	-
San Gregorio	61.43%	4,303	Zinc	-	-
Gaby	100.00%	800	Silver, Gold	-	-
Other minor				9.85	9.24
Total exploration in non-operating areas				36.31	11.88

(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.

(2)	Only includes explorations conducted by Buenaventura.

The following table lists the mines in which we directed our principal explorations efforts, mineralization of each mine and the exploration expenditures for 2018 and 2019.

Operating Units	Observed Mineralization	Total Exploration Expenditures During 2018		Total Exploration Expenditures During 2019
		Total	Buenaventura	Total	Buenaventura
		(US$ in millions)		(US$ in millions)
Buenaventura’s Units:
Tambomayo	Gold	20.55	20.55	11.61	11.61
Orcopampa	Silver and Gold	29.56	29.56	9.04	9.04
Uchucchacua	Silver, Lead and Zinc	20.90	20.90	8.92	8.92
Colquijirca	Copper, Zinc, Lead and Silver	10.0	10.0	8.73	8.73
Julcani	Silver	8.65	8.65	5.86	5.86
La Zanja	Gold	0.07	0.07	0.00	0.00
Total		89.73	89.73	44.16	44.16

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2019.

Exploration Projects in Non-Operating Areas

Yumpaq. The Yumpaq project is located four kilometers northeast of the Uchucchacua mine. This project is an epithermal silver-manganese deposit hosted by Cretaceous limestone. Mineralization is structurally influenced by the Cachipampa fault, which also influences significant areas of silver mineralization at the Uchucchacua mine.

The exploration ramp was completed in 2019 and is 3.42 kilometers in length. This ramp provided access to facilitate an underground infill drilling program to the Camila vein and was completed in June 2019. In total, 18,606 meters were drilled as part of this program. SRK (Peru) prepared a mineral resource estimate in September 2019. We plan to invest US$1.0 million to explore other veins from the Yumpaq project.

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly-owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper and gold deposits.

During 2019 we finished all the necessary drill holes to complete a pre-feasibility study with M3 and finished the on-site column test pilot plant that will be performing leaching confirmation testing thru out 2020. The environmental base line study is almost complete and will supporting the EIA submission on the second part of the year.  Currently starting power line and access road right-of-way negotiations.

San Gabriel. The San Gabriel project is wholly-owned by Buenaventura and encompasses 57,282 hectares of mining concessions. The project is located in Moquegua region in southern Peru. This deposit is an intermediate sulfidation deposit hosted by diatreme breccia body at the sediment-intrusive contact.

San Gregorio. San Gregorio is located four kilometers south of the Colquijirca mine and consists of carbonate-hosted epithermal zinc-lead deposits. We continued efforts to achieve an understanding with the local community with the aim of re-activating exploration activities.

Ccelloccasa. In 2019, we obtained the necessary environmental and social permits from Peruvian governmental authorities to begin operations in Ccelloccasa. In 2020, we expect to obtain authorization for commencement of operations from Peruvian governmental authorities, including confirmation from Peruvian governmental authorities that the community supports the upcoming drilling program.

Tambomayo. Despite having obtained approval from the necessary environmental authorities, we were unable to operate the diamond drilling program under the Mayra and Gaby projects due to social conflicts. We are working with local governments to reinstate exploration programs under these projects.

Exploration in Operating Areas

Uchucchacua During 2019, the exploration program was mainly focused on the Socorro, Cachipampa, Carmen and Casualidad sectors. In Socorro below the Amy - Giovanna system, silver values greater than 15 ounces per ton were discovered. By 2020, we expect exploration to be focused on (where higher levels) of this silver are easily accesible, including the Rosa, Sandra and Tension veins. In addition, we will continue to explore the Amy-Giovanna system below level 4710 for resources with high silver values.

Orcopampa. During 2019, a program was implemented to centralize mining operations and was part of “debottlenecking” process that allowed us to reach a positive operating margin in the fourth quarter of 2019. The exploration program was focused on generating new targets and increasing the certainty of the resources in the Pucará Sur, Pucara Sur Piso, Pucarina, María Isabel 2, Ocoruro and Nazareno veins, between levels 3690 and 3540. In 2020, we expect explorations to be focused on Ocoruro, María Isabel and Pucará Sur sectors.

Tambomayo. Explorations made to date show economic mineralization between the 4950 and 4100 meters above sea level, which means 850 vertical meters and 1,200 horizontal meters. These explorations generated great geological potential for exploring in the structures of this main system. In 2019, the exploration program was focused on completing the recognition of the veins in the operational footprint and re-categorizing and extending the resources for this program. Three main areas, including the deepening in the area of operations, and Venturosa and Los Diques, were explored in order to open new exploration fronts between levels 4540 and 4340. These new areas yielded hints of favorable mineralization and we expect they will continue to be explored in 2020.

Competition

We believe that competition in the metals market is based primarily upon cost. We also compete with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

Sales of Metal Concentrates

All of our metal production is sold to smelters and traders, either in concentrate or metal form, such as gold-silver concentrate, silver-lead concentrate, zinc concentrate, lead-gold-copper concentrate, gold-copper concentrate and gold and silver bullion. Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the U.S. Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange (“LME”) settlement prices for the specific metal, less certain allowances. Sales of concentrates and metal allow for price adjustments based on their market price at the end of the relevant quotational period (QP), generally being the month of, the month before, or the month following the scheduled month of shipment or delivery according to the terms of the contracts. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the QP, based on the spread between the actual price at the end of the QP and the agreed contractual average prices; this is considered a variable portion of the consideration. Changes in the price during the QP are recognized in the “Net of sales of goods” caption.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2020 are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2018	1,268.49	1,267.99	15.71	15.09
2019	1,393.71	1,405.36	16.20	16.36
2020 (through March 31, 2020)	1,582.80	1,691.81	16.90	17.16

(1)	Our average annual price includes only the consolidated average annual price from our mines.

(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2020 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2018	2019
	(US$ in thousands)
Gold	411,877	254,194
Silver	362,122	298,171
Lead	85,555	89,141
Zinc	164,666	149,317
Copper	274,761	238,304

(1)	Does not include commercial deductions for refinery charges and penalties incurred in 2019 of US$ 220.4 million and in 2018 of US$192.7 million.

Approximately 52.97% and 41.29% of our concentrate and gold bullion sales in 2018 and 2019 (without considering adjustments to prior periods liquidations, fair value from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate and gold bullion from our mines and gold bullion that was sold to our various customers from 2018 to 2019.

	Percent of Concentrates and Gold Bullion Sales
	2018	2019
Export Sales:
Asahi Refining Canada Ltd and Asahi Refining USA Inc.	32.96	21.12
IXM S.A. (formerly Louis Dreyfus Commodities Metal Suisse SA)	1.69	0.3
Mercuria Energy Trading SA	3.30	2.9
Metalor Technologies	2.36	0.73
N.V. Umicore SA	0.90	0.8
MRI Trading AG	1.10	1.25
Others	10.66	14.19
Total Export Sales	52.97%	41.29%

Domestic Sales:
Andina Trade S.A.C.	1.12	3.26
Glencore Peru S.A.C.	17.40	16.27
Trafigura Peru	12.77	24.77
Sudamericana Trading SRL	3.61	0.64
IXM Trading Peru S.A.C. (formerly Lois Dreyfus Commodities Peru S.R.L)	9.89	11.35
Others	0.83	2.42
Total Domestic Sales	47.03%	58.71%
Total Sales	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2020 to 2022:

	Wet tons	Wet tons	Wet tons
Concentrate	2020	2021	2022
Uchucchacua’s Silver-Lead	91,200	25,600	23,000
Uchucchacua’s Zinc	93,000	-	-
Uchucchacua’s Silver	76,800	77,900	73,100
Julcani’s Silver-Lead (1)	4,550	4,400	4,400
Julcani’s Silver	3,500	-	-
Tambomayo’s Silver-Lead	15,800	5,000	5,000
Tambomayo’s Zinc	15,300	1,500	1,500
El Brocal’s Copper	244,000	325,700	265,000

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

(1)	Represents committed sales volumes from 2020 to 2021.
(2)	Represents committed sales volumes for 2020.

We also sell refined gold, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2019, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

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

From January to December 2019, El Brocal had outstanding hedging commitments amounting to 2,000 metric tons of copper at an average fixed price of US$ 7,349 per ton and 6,000 metric tons of zinc at an average price of US$ 2,907 per ton.

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

Pursuant to the General Mining Law, filers of mining claims must obtain a mining concession before they start any mining activity. Applications for mining concessions must be filed with the regional mining directors of each regional government where the mining concession is located or with Instituto Geológico Minero y Metalúrgico the Geological, Mining and Metallurgical Institute of Peru (INGEMMET).

Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare. Failure to achieve annual production targets will result in a fine. Failure to pay concession fees or fines for two consecutive years in any mining concession could result in the cancellation of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty years beginning on January 1, 2009 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

Our and Yanacocha’s processing concessions enjoy the same duration and tenure as our mining concessions, subject to payment of a fee based on nominal capacity of the applicable processing plant. Failure to pay processing fees for two consecutive years could result in the cancellation of the processing concessions.

Our mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe we are in compliance with all material terms and requirements applicable to the mining rights and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining rights and processing concessions that are not material to the conduct of our business.

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require us to obtain easements or other rights from private landowners that own the surface land above the mineral resources that we intend to explore or mine. Supreme Decree No. 042-2017-EM requires us to obtain such easements or other rights before commencing exploration activities. We have been actively seeking to acquire land surface rights, easements for land containing prospective geological exploration target sites, deposits that can be exploited in the future and areas suitable for plants or facility sites. Regarding processing concessions, Article 35 of Supreme Decree No. 018-92-EM, as amended, requires holders of such concessions to own the land underlying the concession or to have the authorization of the owner of the land. We have been actively seeking to acquire land surface deposits that can be exploited in the future and areas suitable as plant or facility sites.

The possibility of developing mining activities in an urban area or urban expansion area is linked to the compatibility of such areas and mining activities. The Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations set forth procedures for the granting of mining rights in urban and urban expansion areas. To grant a mining concession in an urban area and an urban expansion area, MEM is required to receive the approval of the council of the applicable provincial municipality. The council has sixty days to issue its decision. Mining concessions in urban expansion areas are granted for 10-year terms, which may be renewed by MEM subject to the approval of municipal authorities, but cannot exceed 100 hectares.

Law No. 28964, which became effective on January 25, 2007, created the Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”) as the government agency in charge of regulating and auditing the electricity, hydrocarbon and mining activities of companies. Law No. 28964 provides that the overview and audit of activities related to the environment, mining safety and health regulations may be performed by companies duly certified and approved by OSINERGMIN. However, pursuant to Supreme Decree No. 001-2010-MINAM, OSINERGMIN transferred its environmental supervisory functions to the Environmental Evaluation and Oversight Agency (“OEFA”). Beginning July 22, 2010, OEFA assumed the authority to carry out unexpected audits and levy fines on companies if they fail to comply with enforceable environmental regulations and approved environmental assessments. According to Supreme Decree No. 128-2013-PCM, mining companies are required to make monetary contributions to OSINERGMIN and, according to Supreme Decree No. 130-2013-PCM, monetary contributions are also required to be made to OEFA.

Regarding employee health and safety and employer liability in mining activities, Law 28964 has been amended and replaced by Law 29783. Such employee health and safety and employer liability and related matters are now audited by the Ministry of Labor and Employment (“MINTRA”). Law 29783, as amended by Law 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any other type of liability arising from accidents or diseases suffered by the employee while working and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. By Supreme Decree No. 003-2013—TR, MINTRA transferred its security supervisory, audit and sanctioning functions to the National Superintendence of Labour Inspection (“SUNAFIL”). Such law amended the relevant provision of the criminal code, which currently establishes that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

On July 28, 2016, Supreme Decree No. 024-2016-EM, as amended by Supreme Decree No. 029-2016-EM and Supreme Decree No. 023-2017-EM, relating to Occupational Health and Safety Regulations for Mining was published. These Regulations aim to prevent the occurrence of incidents, work-related accidents and occupational diseases, aiming to promote a culture of prevention of occupational hazards in mining activities. MEM through the General Directorate of Mining, is the competent authority on Occupational Health and Safety policy and regulation. In addition, SUNAFIL is the competent authority for the supervision and enforcement of compliance with legal and technical standards related to Occupational Safety and Health in Mining; while OSINERGMIN is the competent authority to supervise compliance of the legal and technical provisions related to the safety of infrastructure in mining.

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

In May 1993, the regulation for environmental protection under mining and metallurgical activities (reglamento para la proteccion ambiental en la actividad minero - metalúrgica), was published and approved by Supreme Decree No. 016-93-EM. This regulation established that every mining unit that began operations before May 1993 was required to file a Preliminary Environmental Assessment (“EVAP”) followed by a Program for Environmental Adequacy and Management (“PAMA”). For new operations, an EIA had to be submitted. In 2014, this regulation was repealed by Supreme Decree No. 040-2014-EM (reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero) which regulates mining production, processing, labor, transportation and storage and sets forth a new set of requirements for these activities. Going forward, social and technical teams from MEM will gather the baseline information to regulate these activities. Early involvement by the regulatory authority in environmental assessments processes is expected to shorten approval times.

In 1996, MEM also issued regulations that establish maximum permissible levels (“LMPs”) of (i) liquid effluents emissions and (ii) elements and compounds present in gaseous emissions resulting from mining activities. Mines and processing plants that were in operation before May 1993 were required to comply with LMPs within 10 years and in the meantime, operators were required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMPs. The first General Water Law was enacted in 1969. In 2008 and 2010, MINAM enacted new water quality standards and new LMPs for liquid effluents, and, in 2009, all Peruvian mining companies were required to submit updated environmental management plans that complied with water quality standards and new LMPs for liquid effluents to MEM. By the end of 2015, Supreme Decree No. 015-2015 - MINAM (the “2015 Decree”) was enacted, modifying water quality standards and establishing supplementary provisions related to compliance. In 2017, Environmental Quality Standards (Estándares de Calidad Ambiental) (“ECAs”) for water were modified by Supreme Decree No. 004-2017-MINAM. Permissible maximum limits approved in 2010 are still valid.

In May 2008, the MINAM was created by Legislative Decree No. 1013. MINAM’s main functions include formulating and implementing policies and regulations related to environmental matters and pollution control, including regulation of air and water quality standards, through supervision and education.

Regarding soil quality, on March 26, 2013, Supreme Decree No. 002-2013-MINAM became effective. It approved the ECAs for soils, or “Standards,” which are applicable to any project or activity that may generate an environmental impact. Subsequently, on March 25, 2014, supplementary provisions for the application of the standards were approved through Supreme Decree No. 002-2014-MINAM. Projects operating at the time those regulations came into force were required to submit the first phase of soil characterization within twelve months of the passage of the decree. Buenaventura and its associated companies submitted this information within the required time.

In 2017, new ECAs for soils were approved by Supreme Decree No. 011-2017-MINAM, replacing the ECAs approved by Supreme Decree No. 002-2013-MINAM. The new ECAs are applicable to new environmental assessments that are required to carry out future mining activity in accordance with the mining regulations. With respect to the environmental assessments that were approved prior to the approval of the new ECAs, Supreme Decree No. 002-2013-MINAM will remain applicable and the new ECAs will only be enforced when the approved environmental assessments need to be modified or updated. In 2017 Supreme Decree No. 012-2017-MINAM replaced Supreme Decree No. 002-2014-MINAM, approving new supplementary provisions for application of the new ECAs. Buenaventura and its associated companies have taken into consideration all new environmental regulations when executing its mining activities.

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

In addition, in December 2017, a new regulation for Solid Waste Management was approved by Supreme Decree No. 014-2017-MINAM which brought into force the new Law for Integral Management of Solid Waste, approved by Legislative Decree No. 1278 in December 2016. This resulted in new regulations for all extractive productions and services in Peru, including mining, which prioritize the material and energy recovery of solid waste through different methods, including recycling, reuse and co-generation

Regulations governing mining explorations. In May 2008, the Peruvian government enacted Supreme Decree 020-2008-EM, which governs mining exploration activities and related matters. At the end of 2017, this Supreme Decree was modified by a new regulation for exploration activities. Under Supreme Decree 042-2017-EM, exploration activities fall into two categories: Category I and Category II. Category I exploration activities are those involving no more than 40 drilling platforms or affecting a surrounding area measuring less than 10 hectares in size, while Category II exploration activities are those involving between 40 and 700 drilling platforms and affecting an area measuring greater than 10 hectares. For Category I exploration activities, an Environmental Impact Statement (Declaración de Impacto Ambiental) (“DIA”) is required. For Category II exploration activities, an EIAsd that incorporates technical, environmental and social matters is required. In addition, the new regulation requires an Environmental Technical Report (Ficha Técnica Ambiental) (“FTA”), which is a complementary environmental assessment for exploration activities that do not have significant negative impacts. Exploration activities must start within twelve months following the date that the DIA or EIAsd is approved. The DIA, the EIAsd and the FTA, as applicable, must be approved before exploration activities begin. Any commitments assumed by mining companies in a DIA, EIAsd or FTA are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that the holder of mining concessions will perform specified closure and post closure activities during exploration programs. In addition, fines can be imposed if exploration programs begin before the DIA, the EIAsd and the FTA are approved, and the approval of environmental assessments for exploration activities performed within protected natural areas requires the approval of the competent authority. Exploration in Prehispanic Archeological Sites (referred to in Supreme Decree No 004-2000-ED) is forbidden unless expressly authorized by the Ministry of Culture.

In May 2008, MEM also enacted Supreme Decree No 028-2008-EM, which regulates the citizen participation process within the framework of environmental permit approval. The DIA and EIAsd provide local communities with an opportunity to engage actively in this process.

The following DIAs and EIAsd were approved in 2019:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Yumpaq	EIAsd 2nd Modification	232-2019-MINEM/DGAAM	December 26, 2019
Trapiche	EIAsd 5th Modification	148-2019-MINEM/DGAAM	August 26, 2019

Investment Promotion Regulations. Supreme Decree 054-2013-PCM was passed to promote investment projects. It allows companies to submit a supporting technical report, ITS (Informe Técnico Sustentatorio), to modify ancillary components, capacity expansions, or introduce technological improvements in exploration and exploitation activities. SENACE (EIAd) and MEM (DIA and EIAsd) will then issue a compliance waiver within no more than 15 working days from the date of submission. This should facilitate the approval of environmental assessments for our new exploration projects and simplify the issuance of certificates of non-existence of archeological remains required for mining projects. In 2019, 25 ITSs were approved.

  Regulations governing mine closures. In 2003, Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), established the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or “Closure Plans,” and the granting of financial environmental guarantees to secure compliance with Closure Plans. We are required to submit a Closure Plan for new projects to MEM within one year following approval of an EIA or PAMA; and inform MEM semi-annually of any progress on the conditions established in the Closure Plan. We are also required to perform the Closure Plan consistent with the schedule approved by MEM during the life of the project; and set up a financial environmental guarantee that covers the estimated amount of the Closure Plan. In addition, Supreme Decree No. 020-2008-EM requires mining companies that perform exploration activities to conduct certain closing activities in accordance with the approved environmental assessment, subject to deferral under certain circumstances, and contemplates a Closure Plan to be submitted by the mining company following the terms and conditions of Supreme Decree Nº 033-2005-EM. Supreme Decree Nº 036-2016-EM modified articles 12 and 17 and included articles 46-A y 66-A of the Supreme Decree Nº 033-2005-EM.

In 2017, our Closure Plans were approved by MEM for all of our mines and advanced explorations.

The following mine closure plan modifications were approved in 2019:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
San Gabriel	Closure Plan	081-2019-MEM-DGAAM	Mayo 30, 2019
Tambomayo	Closure Plan 1st Modification	140-2019/MINEM-DGAAM	August 8, 2019
Julcani	Closure Plan 2nd Update	226-2019-/MINEM-DGAAN	December 20, 2019
Mallay	Closure Plan 2nd Update	067-2019/MEM-DGAAM	Mayo 14, 2019
Pozo Rico	Closure Plan 1st Modification	199-2019/MINEM-DGAAM	November 15, 2019

Subsidiaries
Mine/Project	Type of Study	Approving Resolution	Date of Approval
La Zanja	Closure Plan 2nd Update	071-2019-MEM-DGAAM	May 17, 2019
Colquijirca	Closure Plan 2nd Update	077-2019/MEM-DGAAM	May 23, 2019

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

Law No. 28271, Law that Regulates the Environmental Liabilities of Mining Activities (Ley que Regula los Pasivos Ambientales de la Actividad Minera), came into force on July 7, 2004 and serves to regulate the identification of environmental liabilities and financial responsibility for remediation in mining activities, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. Pursuant to Law No. 28271, as amended by Law No. 28526 and Legislative Decree No. 1042, MEM’s technical branch will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan and enter into environmental remediation agreements with MEM to perform any studies and work necessary to control and mitigate the risk and effects of any contamination. Regulations under Law No. 28271, Regulations of Environmental Liabilities of Mining Activities (Reglamento de Pasivos Ambientales de la Actividad Minera), were approved by Supreme Decree No. 059-2005-EM. and then modified by Supreme Decree No. 003-2009-EM.

We have presented Closure Plans to MEM for all our mining concessions with environmental mining liabilities. To date, the Hualchocopa, Lircay, Bella Unión-Paucaray, Chaquelle Ayacucho and Rifle Rumimaqui mining units have all been closed and post-closure activities at each of these units are currently underway.

On December 28, 2015, the Servicio Nacional de Certificación Ambiental (“SENACE”), which operates under the auspices of MINAM, took responsibility for the assessment and approval of detailed EIAs submitted by private, public, or mixed-capital organizations. This development is consistent with the expansion of MINAM’s technical and regulatory capacities. In 2019 EIAs for Yumpaq and Trapiche were prepared under SENACE supervision.

Finally, the Enviromental Baseline Elaboration Guidelines

(Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental– SEIA) and Identification and Characterization of Environmental Impacts Guidelines (Guía para la Identificación y Caracterización de Impactos) were approved by Ministerial Resolution N0. 036-2018-MINAM in 2018.

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

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. These regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and provide for a consultation process that lasts no more than 120 calendar days. In 2019, Ministerial Resolution No. 304-2019-MINEM/DM was issued, establishing the administrative procedures from the Mining Sector that require prior consultation - in case those procedures affect indigenous communities - which are: (i) processing concession; (ii) authorization to initiate or re-initiate exploration, development or exploitation activities; (iii) mineral transport; and (iv) mining labor.

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

Mining Royalties and Taxes

Under Peruvian law, holders of mining concessions are required to pay the Peruvian government a mining royalty (regalia minera) for the exploitation of metallic and non-metallic resources. In accordance with Law No. 28258, as amended by Law No. 29788, mining royalties are payable either as a specified percentage of operating profit or 1% of revenues, whichever is higher. If the mining royalty is calculated as a percentage of operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply. Percentages for the distribution of proceeds from mining royalties were amended by Law No. 28323.

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

Safety

During 2019, we experienced 442 reportable injuries, including two fatal injuries, compared to three fatal injuries in 2018. Under Peruvian legislation, reportable injuries include: accidental injuries resulting in lost-time, fatal accidents, accidents that require medical treatment or result in a loss of consciousness, an inability to perform all job duties on any workday after the injury or the temporary assignment or transfer to another job.  Injuries involving first-aid only are not reportable as they are considered minor accidents. Starting in 2017, we increased rows on classifications for lost time injuries and external non-mining projects (public roads, health and education facilities constructions) all of which were reported to the Bureau of Labor.

The table below shows Accident Rates based on the number of fatal and lost time accidents (Frequency) and days lost (Severity). The table shows a decreasing trend for Accident Rates between 2018 (1.90) and 2019 (1.61).

C.	Organizational Structure

As of March 31, 2020, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

†	All entities in this chart, with the exception of Minera Julcani S.A. de C.V. (which is organized in Mexico), Compañía de Minas Buenaventura Chile Ltda. (which is organized in Chile), BISA Argentina S.A.( which is organized in Argentina) and Tinka Resources Limited (which is organized in Canada) are incorporated in Peru.

*	Compañía Minera Condesa S.A. holds 21,160,260 Common Shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.69% of our total Common Shares.

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

S.M.R.L. Chaupiloma Dos de Cajamarca

Chaupiloma is a Peruvian limited liability company that holds all of the mining rights for the areas mined by Yanacocha. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. We own, directly and indirectly, through our interest in Condesa, a 60% interest in Chaupiloma. Newmont Peru owns the remaining 40% equity interest

Consorcio Energético Huancavelica S.A. / Empresa de Generación Huanza S.A.

Consorcio Energético Huancavelica S.A., or “Conenhua,” is an electrical transmission company that provides electricity to our operations through its transmission facilities. We own 100% of Conenhua and manage its operations.

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

Contacto Corredores de Seguros S.A.

During 2015, Buenaventura paid US$8.8 million to Buenaventura Ingenieros S.A. in order to obtain 99.98% ownership of Contacto Corredores de Seguros S.A., an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates.

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

Ferrocarril Central Andino S.A

We hold 10% of Ferrocarril Central Andino S.A, a railroad company, pursuant to a concession granted to a consortium of several companies in April 2000. Ferrovías provides transportation for concentrates from El Brocal’s mining operations.

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

Tinka Resources Limited

Buenaventura holds 19.3% of Tinka Resources Limited, an exploration and development company that owns (36%) of the Ayawilca Project, located at Daniel Alcides Carrión, Pasco.

YANACOCHA

A.	History and Development of Yanacocha

Yanacocha was incorporated in Peru on January 14, 1992 and commenced operations in 1993. Yanacocha is currently engaged in the production, exploration and development of gold under the mining concessions it owns or that are owned by Chaupiloma. Future projects could include the production, exploration and development of copper as well.

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

In 2019, Yanacocha produced 527,336 ounces of gold, compared to 514,564 ounces of gold produced in 2018. Gold ounces produced increased 25% due primarily to higher recovery from La Quinua heap leach.

Yanacocha is 51.35% owned by Newmont Second Capital Corporation. A 43.65% interest in Yanacocha is indirectly held by Buenaventura and the remaining 5% is held by Summit Global Management II VB, a wholly-owned subsidiary of Sumitomo Corporation. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed following approval by the two major shareholders of Yanacocha.

On December 21, 2017, Yanacocha repurchased 63,922,565 of its shares owned by International Finance Corporation (“IFC”) for US$47.9 million, which represented 5% of the capital stock of Yanacocha. On February 19, 2018, the Yanacocha partners approved the reduction of 63,922,565 of the common partnership interests. On June 14, 2018, Yanacocha’s partners approved the issue and sale of 63,922,565 partnership units to Summit Global Management II BV.

B.	Business Overview

Description of Yanacocha’s Operations

Yanacocha’s mining activities encompass 301,000 acres (121,810 hectares) that are covered by 185 mining concessions. Yanacocha holds the mining rights related to 96,338 acres (38,987 hectares), covered by 73 concessions. Chaupiloma holds the mining rights to the remaining acres and concessions and has assigned these mining concessions to Yanacocha. Each concession has an initial term of 17 to 30 years, which are renewable at Yanacocha’s request for an additional 17 to 20 year term.

Yanacocha has three processing concessions from Peru’s MEM for its processing facilities: Cerro Yanacocha (La Quinua and Yanacocha leach pads, La Quinua and Yanacocha Norte gold recovery plants and Yanacocha Gold Mill), Yanacocha (Carachugo and Maqui Maqui leach pads and Pampa Larga gold recovery plant) and China Linda (non-metallic processing concessions). Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities. The Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant. The Yanacocha Gold Mill processes between 5.5 and 6.0 million tons per year.

Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities and the Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant, followed by Merrill - Crowe zinc precipitation and smelting where a final doré product is poured. The ore is then shipped offsite for refining and is sold on the international gold markets.

Yanacocha and Chaupiloma each have mining concessions granted by Peru’s Geological, Mining and Metallurgical Institute. Mining concessions grant Yanacocha an exclusive and irrevocable right to carry out exploration and exploitation activities within a specified area. In order to maintain these concessions, Yanacocha must (i) obtain the appropriate permits and rights over the surface lands, (ii) pay annual license fees and (iii) comply with a minimum annual production obligation. For mining concessions granted prior to 2008, concessions will expire if the production obligations are not met by the end of 2038. Mining concessions granted on or after 2008 will expire if minimum production is not attained by 2038.

In Peru, a revised royalty and special mining tax was introduced in October 2011. This tax is dependent on whether or not a stabilization agreement is in effect and is based on a sliding scale, between 1% and 12%. A stabilization agreement was in effect through December 2018 for operations in the La Quinua Complex.

Quecher Main Project

This project is expected to add oxide production at Yanacocha, leverage existing infrastructure and enable potential future growth at Yanacocha. First production was achieved in late 2018 and commercial production started on October 2019. The Quecher Main extends the life of the Yanacocha operation to 2027 with average annual gold production of about 200,000 ounces unaudited per year (on a consolidated basis) between 2020 and 2025. Development capital costs (excluding capitalized interest) since approval were US$193 million (US$96.8 million for the year 2019).

Conga Project

The Conga project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and/or development of new reserves as the project’s development and reserve balances reported in 2014 were reclassified to mineralized material in 2015.

Environmental Matters

In 2015, the Peruvian government agency responsible for certain environmental regulations, the MINAM, issued water quality criteria and standards for designated beneficial uses which apply to mining companies, including Yanacocha. These criteria modify the in-stream water quality criteria pursuant to which Yanacocha has been designing water treatment processes and infrastructure. In response in February 2017, Yanacocha submitted its proposed modification to the previously approved Environmental Impact Assessment to the MEM, which remained under review in 2019 and evaluation is expected in 2020. After approval, MEM may allow up to three years to develop and implement the modifications to the water management system. In the event Yanacocha is unsuccessful in implementing the modifications in compliance with the new regulations and deadlines, it could result in fines and penalties relating to potential intermittent non-compliant exceedances. In addition, if accepted, the treatment options may result in increased costs. These impacts may adversely impact the future cost and financial performance of our operations in Peru.

The Peruvian government agency responsible for environmental evaluation and inspection, Organismo Evaluacion y Fiscalizacion Ambiental (“OEFA”), conducts periodic reviews of the Yanacocha site. In 2011 to 2019, OEFA issued notices of alleged violations of OEFA standards to Yanacocha and Conga relating to past inspections. OEFA has resolved some alleged violations with minimal or no findings. In 2015 and 2016, the water authority of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2017 with no findings. The experience with OEFA and the water authority is that in the case of a finding of violation, remedial action is often the outcome rather than a significant fine. The alleged OEFA violations currently range from zero to 17,642 units and the water authority alleged violations range from zero to 10 units, with each unit having a potential fine equivalent to approximately 1,260 dollars based on current exchange rates with a total potential fine amount for outstanding matters of (US$0 to US$22,200). Yanacocha and Conga are responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations.

In 2016 as part of the requirement to submit an updated closure plan to Peruvian regulators every five years. As a result, the Company recorded increases to the reclamation obligation at Yanacocha in connection with an update to the Yanacocha closure plan, resulting in an increase to the recorded asset retirement cost related to the producing areas of the mine and a non-cash charge to reclamation expense related to the areas of the mine no longer in production. The increase to the reclamation obligation was primarily due to higher estimated long-term water management costs, heap leach earthworks and related support activities.

Conga Project Constitutional Claim. On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against the MEM and Yanacocha requesting the Court to order the suspension of the Conga project as well as to declare the directorial resolution dated October 27, 2010 which approved the Conga project Environmental Impact Assessment (“EIA”) not applicable. On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds finding that: (i) plaintiffs had not exhausted previous administrative proceedings; (ii) the directorial resolution approving the Conga EIA is valid, and was not challenged when issued in the administrative proceedings; (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment and; (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the evidence presented by the plaintiff. Yanacocha has answered the claim. Neither the Company nor Yanacocha can reasonably predict the outcome of this litigation.1

 Yanacocha Tax Dispute. In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the tax court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the tax court in favor of Yanacocha. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge was selected to issue a decision and the parties conducted oral arguments in April 2019. In early February 2020, the additional judge ruled in favor of the tax authority, finalizing a decision of the Peru Supreme Court against Yanacocha. See note 24 to the Yanacocha consolidated financial statements. Yanacocha will file an appeal in respect of the fines and interest associated with the underlying decision of the Peru Supreme Court. The potential outstanding liability in this matter amounts up to US$61 million. It is not possible to fully predict the outcome of this litigation.

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

Control Over Major Corporate Events

Pursuant to the Peruvian Companies Law and the Yanacocha By-Laws (including applicable quorum requirements), without the affirmative vote of the partners of Yanacocha representing at least 51% of the voting shares, none of the following may occur:

●	an increase or decrease in Yanacocha’s capital;

●	the issuance of any debentures;

●	any sale of an asset whose book value is at least 50% of the paid-in capital relating to such asset;

●	any amendment to the Yanacocha By-Laws to change its business form;

●	the merger, consolidation, dissolution or liquidation of Yanacocha; or

●	any other amendment of the Yanacocha By-Laws.

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

Legal Proceedings

For a discussion of legal proceedings, see Note 21 to the Yanacocha Consolidated Financial Statements.

Other than the legal proceedings described in the Yanacocha Consolidated Financial Statements, Yanacocha is also involved in certain legal proceedings arising in the normal course of its business, none of which individually or in the aggregate is material to Yanacocha or its operations.

Management of Yanacocha

Executive Committee

Pursuant to the Yanacocha By-Laws, Yanacocha’s Executive Committee consists of six members, all of whom are appointed by the partners of Yanacocha. Gary J. Goldberg, is the Chairman of Yanacocha’s Executive Committee and Roque Benavides, our Chairman of the Board, serves as the Vice Chairman of Yanacocha’s Executive Committee. The Vice Chairman has the power to preside over the meetings of Yanacocha’s Executive Committee in the Chairman’s absence. The members of the Executive Committee are elected for a three-year term but may continue in their positions until the next election takes place and the newly elected members accept their positions. Alternate members are elected in the same manner as members and can act in place of and with all the authority of members when a member is unavailable, except that an alternate member may not preside over the meetings of Yanacocha’s Executive Committee. The Chairman has the right to cast the deciding vote in the event of a deadlock among Yanacocha’s Executive Committee.

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

Our Properties

Introduction

We currently have four wholly-owned operating mines (Orcopampa, Uchucchacua, Julcani, and Tambomayo) and controlling interests in three mining companies which operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, an energy generation company, a chemical processing company, and an insurance brokerage company. We also have non-controlling interests in Yanacocha, Cerro Verde and Tantahuatay mines. See “Buenaventura—C. Organizational Structure” and “Intermediate Holding Companies, Subsidiaries and Equity Participations.”

Directly Operated Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2019, we made lease payments of US$ 4.741 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

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

Mining at Orcopampa is conducted underground using the mechanized bench-and-fill and cut-and-fill methods. Mine ore is processed by the carbon-in-leach method in a plant located in Orcopampa. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and local river.

As of December 31, 2019, proven and probable ore reserves were 626,276 tons, with 15.13 grams per ton of silver and 9.99 grams per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2018		2019
Mining Operations:
Ore mined (t)		353,891		127,079
Average gold grade (g/t)		9.98		10.30
Average silver grade (g/t)		32.04		5.93
Production:
Gold (oz.)		115,887		41,660
Silver (oz.)		312,250		18,791
Recovery rate (gold) (%)		97.10		96.75
Recovery rate (silver) (%)		81.73		76.76
Cost applicable to sales per oz. of gold(2)	US$	1,020	US$	1,489
Cost applicable to sales per oz. of silver(2)	US$	12.70	US$	17.98

(1)	Incorporates losses for mining dilution and recovery.

(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

Mining at Uchucchacua is conducted underground and utilizes the mechanized bench-and-fill and cut-and-fill methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 4,000 tons per day and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate, using two circuits of 2,800 tons per day and 1,200 tons per day respectively. Electric power is obtained from the Peruvian national electricity grid, a hydroelectric plant and a diesel generator. Water for operations at Uchucchacua is obtained from three local lakes.

During 2019, the manganese sulfate plant of Rio Seco treated 32,409 tms of concentrates from the Uchucchacua mine, with 67.2 ounces per ton of silver, 11.6% lead and 23.4% manganese. Following treatment, 20,692 tons were obtained, with 104.4 ounces per ton of silver, 17.9% lead and 3.8% manganese. This process also allowed for the production of 18,463 tons of sulfuric acid of 98% purity and 22,019 tons of commercial grade manganese sulfate monohydrated.

As of December 31, 2019, proven and probable ore reserves were 10,425,777 tons, with 294.24 grams per ton of silver, 1.19% lead and 2.03% zinc.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2018		2019
Mining Operations:
Ore mined (t)		1,387,775		1,335,018
Average silver grade (g/t)		388.17		281.85
Average zinc grade (%)		2.23		2.20
Average lead grade (%)		1.60		1.52
Production:
Silver (oz.)		15,420,102		10,640,913
Zinc (t)		21,840		19,144
Lead (t)		19,122		17,635
Recovery rate (silver) (%)		87.43		87.96
Cost applicable to sales per oz. of silver(2)	US$	10.37	US$	12.15
Cost applicable to sales per ton of zinc(2)	US$	1,976	US$	2,071
Cost applicable to sales per ton of lead(2)	US$	1,349	US$	1,310

(1)	Incorporates losses for mining dilution and recovery.

(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of zinc or ton of lead consists of cost applicable to sales for silver, zinc or lead sold, divided by the volume of silver, zinc or lead produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 550 tons per day. Water for operations in Julcani is obtained from mine drainage that must be previously treated with lime, from seasonal streams and a small lagoon.

Electric power is generated by three hydroelectric plants, Huapa, Tucsipampa and El Ingenio. We are also connected to the Peruvian national electricity grid.

 As of December 31, 2019, total proven and probable ore reserves were 255,097 tons, with 653.64 grams per ton of silver, 0.17 grams per ton of gold, 2.00% lead and 0.43% copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2018(2)(3)		2019(2)(3)
Mining Operations:
Ore mined (t)		109,025		123,818
Average gold grade (g/t)		0.04		0.09
Average silver grade (g/t)		726.27		681.16
Average lead grade (%)		1.01		0.86
Average copper grade (%)		0.16		0.16
Production:
Gold (oz.)		71		150
Silver (oz.)		2,482,907		2,609,006
Lead (t)		1,048		966
Copper (t)		169		185
Recovery rate (silver) (%)		97.41		96.22
Cost applicable to sales per oz. of silver(4)	US$	14.98	US$	13.49
Cost applicable to sales per ton of lead(4)	US$	2,191	US$	1,585
Cost applicable to sales per ton of copper(4)	US$	7,392	US$	4,788

(1)	Includes losses due to mining dilution and recovery.

(2)	Includes total Acchilla and Estela mine production.

(3)	Reflects total recovery percentage of Acchilla and Estela ore.

(4)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tambomayo

Tambomayo is an underground mine that is wholly-owned and operated by us. It is considered an epithermal deposit with quartz veins and mineralization mainly of gold and silver with important contents of lead and zinc. It is located in the province of Caylloma, Arequipa region, at an altitude between 4,550 and 5,000 meters above sea level.

The underground works on the main Mirtha vein and diamond drilling carried out to date show an economic mineralization that deepens up to approximately 850 meters and it expands over 1,200 horizontal meters, increasing the size of the economic mineralization area to explore. Mining at Tambomayo is conducted underground and utilizes the mechanized bench-and-fill and cut-and-fill methods.

 Tambomayo is connected to the Peruvian electricity grid and water for its operations comes from the damming of a stream with seasonal variations in flow.

As of December 31, 2019, total proven and probable ore reserves were 2,445,606 tons, with 138.72 grams per ton of silver, 3.73 grams per ton of gold, 1.27% lead and 1.66% zinc.

Set forth below are certain unaudited operating data for the periods shown for Tambomayo, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2018		2019(1)(2)
Mining Operations:
Ore mined (t)		557,364		640,914
Average gold grade (g/t)		7.75		5.80
Average silver grade (g/t)		252.25		141.21
Average lead grade (%)		1.49		1.35
Average Zinc grade (%)		2.16		1.99
Production:
Gold (oz.)		129,172		99,245
Silver (oz.)		3,929,808		2,556,391
Lead (t)		4,220		7,603
Zinc (t)		8,685		9,672
Recovery rate (silver) (%)		85.11		87.76
Recovery rate (gold) (%)		91.15		83.10
Cost applicable to sales per oz. of gold(3)	US$	626	US$	679
Cost applicable to sales per oz. of silver(3)	US$	7.77	US$	8.92
Cost applicable to sales per ton of lead(3)	US$	1,186	US$	1,045
Cost applicable to sales per ton of Zinc(3)	US$	1,551	US$	1,876

(1)	Includes losses due to mining dilution and recovery.

(2)	Includes total Tambomayo mine production.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

In 2019, a total of 2,926 meters of diamond drilling in the explorations area were drilled, of which 2,777 meters were made in the southern sector of the copper-gold project of the Emperatriz Corridor, and 148 meters were explored by high grade gold structures in San Pedro Sur. The exploration of Emperatriz Sur is expected to be completed in 2020.

Total proven and probable ore reserves as of December 31, 2019 were 560,177 tons, with 8.41 grams per ton of silver and 0.41 grams per ton of gold.

Set forth below are certain unaudited operating data for La Zanja, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,
	2018		2019
Mining Operations:
Ore treated (t)		5,702,881		1,577,645
Average gold grade (g/t)		0.46		0.46
Average silver grade (g/t)		7.46		6.73
Production:
Gold (oz.)		71,630		31,500
Silver (oz.)		217,174		97,204
Cost applicable to sales per oz. of gold(1)	US$	891	US$	1,233
Cost applicable to sales per oz. of silver(1)	US$	11.15	US$	14.24

(1)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

Tantahuatay consists of five areas of Au-Ag mineralization, contained in material of supergenic oxidation (Mirador Norte, Mirador Sur, Cienaga Norte, Cienaga Sur and Tantahuatay). Below the oxides level of the Cerro Tantahuatay area, there is a significant resource of copper, gold and silver associated to pyrite-enargite (sulphides), which are present as disseminations and fracture fillings associated with advanced argillic alteration and breccia bodies’ multiphase.

During 2019, drilling of oxides reached 5,417 meters of diamond drill holes. The operation was focused on the Tantahuatay 2 and Ciénaga Norte areas. Drilling was also performed at Azufre and Mirador Northwest projects to convert resources to reserves.

Total proven and probable ore reserves as of December 31, 2019 were 66,858,656 tons, with 7.96 grams per ton of silver and 0.34 grams per ton of gold.

Set forth below are certain unaudited operating data for the Tantahuatay mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)(2)
	2018		2019
Mining Operations:
Ore treated (t)		13,384,291		13,878,907
Average gold grade (g/t)		0.58		0.54
Average silver grade (g/t)		7.45		10.64
Production:
Gold (oz.)		173,192		162,196
Silver (oz.)		791,181		754,306
Cost applicable to sales per oz. of gold(3)	US$	675	US$	684
Cost applicable to sales per oz. of silver(3)	US$	8.39	US$	8.14

(1)	Incorporates losses for mining dilution and recovery.

(2)	Data reflect mining operations at the Tantahuatay 2 and Ciénaga Norte deposits.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tajo Norte (Colquijirca) and Marcapunta Norte

The Colquijirca (also known as Tajo Norte) and Marcapunta Norte mines are wholly-owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals – mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.43% as of December 31, 2019.

The Tajo Norte and Marcapunta Norte mines are adjacent and are located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. El Brocal produces zinc, lead and silver concentrates from the Tajo Norte mine and copper concentrates from the Marcapunta Norte mine. The Colquijirca mine consists of three important polymetallic deposits: (1) Tajo Norte–Smelter, which contains zinc, silver and lead; (2) Marcapunta, which contains an auriferous mineralization in breccia oxides and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta Norte mine; and (3) San Gregorio, which contains zinc.

The Huaraucaca concentrator plant processes ore from both mines. In 2019, average treated ore at the plant was 17,354 tons per day.

The Tajo Norte (Colquijirca) and Marcapunta Norte mines primarily rely on a power line connected to the Peruvian national electricity grid.

In 2019, El Brocal continued to focus on optimizing Marcapunta’s mining method, while also seeking the optimization of productivity and production costs, as well as accelerating the conversion of resources to reserves.

Total proven and probable reserves of Tajo Norte - Smelter (Colquijirca), which include the Zn-Pb-Ag zone and Cu-Ag zone, as of December 31, 2019 were 42,215,608 tons, with 33.59 grams of silver per ton and 1.11% of copper.

Total proven and probable reserves of Tajo Norte (Zn-Pb-Ag zone) as of December 31, 2019 were 14,756,041 tons with 2.52% of zinc and 1.17% of lead.

Total proven and probable reserves of Marcapunta Norte as of December 31, 2019 were 34,503,283 tons with 35.77 grams of silver per ton, 0.72 grams of gold per ton and 1.30% of copper.

Set forth below are certain unaudited operating data for the Tajo Norte (Colquijirca) mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2018	2019
Mining Operations:
Ore mined (t)	3,429,618	3,407,914
Average silver grade (oz./t)	1.13	1.38
Average zinc grade (%)	2.30	2.42
Average lead grade (%)	1.11	1.26
Production:
Silver (oz.)	2,518,333	2,974,075
Zinc (t)	45,593	43,580
Lead (t)	20,582	23,599
Recovery rate (silver) (%)	65.25	63.32
Recovery rate (zinc) (%)	57.78	55.00
Recovery rate (lead) (%)	52.41	54.97
Cost applicable to sales per ton of mine(2)	1,569	2,007

(1)	Incorporates losses for mining dilution and recovery.

(2)	Represents cost applicable to sales per ton of zinc for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of zinc consists of cost applicable to sales for zinc divided by the volume of zinc produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Set forth below are certain unaudited operating data for the Marcapunta Norte mine, calculated on the basis of 100% of the mine’s production.

	Year Ended December 31,(1)
	2018	2019
Mining Operations:
Ore mined (t)	3,204,262	2,926,124
Average silver grade (oz./t)	0.71	0.77
Average gold grade (gr/t)	0.51	0.54
Average copper grade (%)	1.59	1.67
Production:
Silver (oz.)	1,383,536	1,392,363
Gold (oz.)	21,429	18,726
Copper (t)	46,231	43,394
Recovery rate (silver) in copper (%)	60.95	62.07
Recovery rate (gold) in copper (%)	39.80	37.03
Recovery rate copper (%)	90.63	88.68
Cost applicable to sales per ton of mine(2)	5,488	5,385

(1)	Incorporates losses for mining dilution and recovery.

(2)	Represents cost applicable to sales per ton of copper for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of copper consists of cost applicable to sales for copper divided by the volume of copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

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

As of December 31, 2019, our total proven and probable reserves, including our equity share in the proven and probable reserves of El Brocal (61.43%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (43.65%), were estimated to be 6.00 million ounces of gold, representing a 36% increase compared to our total proven and probable reserves as of December 31, 2018, which were estimated to be 4.40 million ounces of gold.

As of December 31, 2019, our total proven and probable reserves, including our equity share in El Brocal (61.43%), La Zanja (53.06%), Coimolache (Tantahuatay) (40.10%), Yanacocha (43.65%) and Cerro Verde (19.58%) were estimated to be 241.67 million ounces of silver, representing a 2% increase over our total proven and probable reserves as of December 31, 2018, which were estimated to be 237.23 million ounces of silver.

The following table lists 100% of proven and probable ore reserves, as of December 31, 2019, for each of our consolidated mining operations and the Tantahuatay mine, in which we have a 40.10% equity interest. The reserves shown in the table below are the total reserves for each mine and do not reflect our equity share of reserves in non-wholly-owned mines.

Proven Ore Reserves as of December 31, 2019 (1) (2) (3) (4) (5) (6)

	Orcopampa(3)	Uchucchacua(4)	Julcani (5)	Tambomayo(6)	La Zanja(7)	Tantahuatay(8)	Colquijirca(9)	Marcapunta(10)	Total/Average

Ore Reserves (t)	153,866	3,913,183	166,957	359,825	354,424	52,565,887	6,097,263	19,837,230	83,448,635
Grade:
Gold (g/t)	12.38		0.207	4.89	0.40	0.35		0.51	0.39
Silver (g/t)	18.64	266.94	654.09	104.46	9.05	6.94	65.61	25.48	0.95
Copper (%)			0.45				0.16	1.53	0.38
Zinc (%)		2.09		2.00			2.48		0.29
Lead (%)		1.25	2.09	1.48			1.19		0.16

Content:
Gold (oz.)	61,261		1,112	56,514	4,600	590,658		322,970	1,037,116
Silver (oz.)	92,224	33,583,879	3,511,027	1,208,403	103,135	11,732,995	12,861,713	16,251,210	79,344,585
Copper (t)			748				9,756	303,163	313,667
Zinc (t)		81,791		7,186			151,029		240,006
Lead (t)		48,753	3,490	5,318			72,842		130,403

Probable Ore Reserves as of December 31, 2019 (1) (2) (3) (4) (5) (6)

	Orcopampa(3)	Uchucchacua(4)	Julcani (5)	Tambomayo(6)	La Zanja(7)	Tantahuatay(8)	Colquijirca(9)	Marcapunta(10)	Total/Average

Ore Reserves (t)	472,409	6,512,595	88,140	2,085,782	205,741	14,292,769	8,658,777	42,125,621	74,441,833
Grade:
Gold (g/t)	9.219		0.113	3.549	0.423	0.32		0.48	0.49
Silver (g/t)	13.98	310.50	652.78	144.50	7.31	11.78	55.81	30.07	1.86
Copper (%)			0.38				0.11	1.47	0.84
Zinc (%)		2.00		1.60			2.54		0.52
Lead (%)		1.16	1.84	1.23			1.16		0.27

Content:
Gold (oz.)	140,015		320	238,012	2,801	146,383		649,502	1,177,033
Silver (oz.)	212,387	65,013,963	1,849,828	9,689,847	48,386	5,412,208	15,535,733	40,730,615	138,492,966
Copper (t)			338				9,525	617,273	627,136
Zinc (t)		130,148		33,459			220,323		383,929
Lead (t)		75,606	1,618	25,684			100,442		203,350

(1)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case of December 31, 2019. As of December 31, 2019, SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Orcopampa, El Brocal, Tantahuatay and La Zanja. Geominería S.A.C., an independent consultant, audited the process used to estimate proven and probable ore reserves for Julcani.

(2)	For the year ended December 31, 2019, reserves for our wholly-owned and subsidiary mines, were calculated using the following prices: US$1,300 per ounce of gold, US$16.30 per ounce of silver, US$ 2,800 per metric ton of zinc, US$2,200 per metric ton of lead and US$6,200 per metric ton of copper.

(3)	Variable metallurgical recovery assumptions (as a function of grade and relative metal distribution in individual concentrates).

(4)	Commercial terms based on historical data.

(5)	Variable cut-offs estimated by mining method and mining area and based on historical data and costs.

(6)	Variable modifying factors (dilution and mining recoveries) based on ground conditions and proposed mining method.

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

Yanacocha’s mining activities encompass 301,000 acres (121,810 hectares) that are covered by 185 mining concessions. Yanacocha holds the mining rights related to 96,338 acres (38,987 hectares), covered by 73 concessions. Chaupiloma holds the mining rights to the remaining acres and concessions and has assigned these mining concessions to Yanacocha. Each concession has an initial term of 17 to 30 years, which are renewable at Yanacocha’s request for an additional 17 to 20 year term.

The La Quinua Complex is currently mining material from the La Quinua Sur and the Tapado Oeste Layback and is scheduled to finish mining operations in 2020.

The Yanacocha Complex mines material from the Yanacocha Layback and Yanacocha Pinos, which are scheduled to finish mining operations in 2020. The Yanacocha Complex began operations in 1997 and has had limited mining operations in recent years.

The Carachugo Complex and Maqui Maqui mined material from multiple mines that are no longer in operation. In addition, the Carachugo leach pad processes oxide material from the Quecher Main project, which is a new open pit within the existing footprint of Yanacocha. This project went into commercial production in October 2019 and will extend the life of the Yanacocha operation to 2027.

Yanacocha has three processing concessions from Peru’s MEM for its processing facilities: Cerro Yanacocha (La Quinua and Yanacocha leach pads, La Quinua and Yanacocha Norte gold recovery plants and Yanacocha Gold Mill), Yanacocha (Carachugo and Maqui Maqui leach pads and Pampa Larga gold recovery plant) and China Linda (non-metallic processing concessions). Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities. The Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant. The Yanacocha Gold Mill processes between 5.5 and 6.0 million tons per year.

Yanacocha is an epithermal type deposit of high sulfidation hosted in volcanic rock formations. Gold is associated with iron-oxides and pyrite. Material is evaluated for gold grade and cyanide solubility and then placed on leach pads or in stockpiles for processing through the Yanacocha Gold Mill accordingly. Yanacocha’s available mining fleet consists of two shovels, four excavators, two loaders and 31 233-tonne haul trucks.

Brownfield exploration and development for new reserves is ongoing and we continue to evaluate the potential for mining sulfide gold and copper mineralization.

Power is supplied to the operation by Engie Energia Peru SA

Yanacocha’s gross property, plant and mine development at December 31, 2019 was $4,567. Yanacocha produced 527,000 ounces of gold (270,000 attributable ounces of gold) in 2019 and reported 3.6 million attributable ounces of gold reserves and 740 million attributable pounds of copper reserves at December 31, 2019.

Yanacocha also owns the Conga project, which is located approximately 16 miles (25 kilometers) northeast of Yanacocha and is currently in care and maintenance. Due to uncertainty surrounding the project and political risks related to the project’s development, the Company has allocated its exploration and development capital to other projects in recent years. Should the Company be unable to develop the Conga project, the Company may have to consider other alternatives for the project, which may result in a future impairment charge for the project.

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

As of December 31, 2019, Yanacocha’s total proven and probable reserves (excluding the Conga project, the reserves for which were reclassified as resources or NRM as of December 31, 2015) were estimated to be 6.9 million ounces of gold, representing an 7% decrease over Yanacocha’s total proven and probable reserves as of December 31, 2018, which were estimated to be 7.4 million ounces of gold.

The following tables detail proven and probable gold reserves for Yanacocha as of December 31, 2019 and 2018:

Gold Reserves At December 31, 2019 (1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Metallurgical
Deposits/Districts	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	Recovery)
Total Yanacocha	24,400	0.021	520	220,000	0.029	6,400	244,401	0.028	6,950	76%

Gold Reserves At December 31, 2018 (1)(2)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Tonnage	Grade	Ounces	Metallurgical
Deposits/Districts	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	(in thousands)	(oz/ton)	(in thousands)	Recovery)
Total Yanacocha	33,106	0.023	760	232,327	0.029	6,660	265,433	0.028	7,420	76%

(1)	Proven and probable reserves, as of December 31, 2019 and 2018 reserves were calculated at an estimated gold price of $1,200 per ounce, unless otherwise noted.

(2)	The reserves shown for Yanacocha are the total reserves of the mine and do not indicate our equity share.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65% partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.58% equity interest. As mentioned in Note 2.3 of Consolidated Financial Statements, the Group had to change its accounting policies as a resul of adopting IFRS 16 , Leases and IFRIC 23, Uncertainty over Income Tax Treatments. New policies are presented in Note 2.4 (i) of the Consolidated Financial Statements.

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our annual report for the year ended December 31, 2018 (the “2018 20-F”). The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

A.	Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include:

●	the Julcani, Tambomayo, Uchucchacua and Orcopampa mining units;

●	the Colquijirca, Marcapunta and La Zanja mines, which are owned by our non-wholly-owned consolidated subsidiaries;

●	Chaupiloma, which receives a royalty payment from Yanacocha;

●	Condesa, which is mainly a holding company for internal investments and investments in Yanacocha and other affiliated mining companies;

●	Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies;

●	other minor subsidiaries; and

●	discontinued operations.

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

Yanacocha. Historically, a substantial part of our net loss before income tax was derived from our equity interest in Yanacocha. We have a 43.65% equity participation in Yanacocha as of December 31, 2019, which is held through our wholly-owned subsidiary, Condesa. Our partnership interest in Yanacocha is accounted for under the equity method and is included under the caption “Investment in associates” on our consolidated statements of financial position. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the three major shareholders, Newmont Mining, Sumitomo and Buenaventura.

Cerro Verde. As of December 31, 2019, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

Results of operations. The primary factors affecting our results of operations are:

●	the amount of gold, silver, zinc and copper produced and sold;

●	prevailing world market prices for gold, silver, zinc and copper;

●	commercial terms with respect to the sale of ore concentrates; and

●	our operating expenses.

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

Operating costs and expenses. Operating costs and expenses consist of:

●	operating costs, which are direct production costs, the major component of operating expenses;

●	exploration costs in operational mining sites;

●	depreciation and amortization expenses;

●	exploration costs in non-operational mining areas;

●	administrative expenses, which principally consist of personnel expenses;

●	royalties, which consist of payments to third parties and the Peruvian government to operate leased mining rights; and

●	selling expenses, which principally consist of freight expenses.

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

In addition, underground mine infrastructure, such as declines, shafts and/or dewatering/ore haulage crosscuts, that facilitate access to ore reserves are constructed and categorized as mine development. We consider such underground mine infrastructure vital to assure sustainable mine production and reserve production. The design, construction and implementation of our underground mine infrastructure are presented and supervised by our operations manager with the Board of Directors’ (the “Board”) approval. We capitalize mine development and mineral land costs incurred after we have approved the feasibility of the conceptual study of a project. Upon commencement of production, we amortize these costs over the expected life of the mining area, based on proven and probable reserves and other factors.

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

Discontinued operations.  During 2016, we decided to change the classification of three mining units (Poracota, Recuperada and Shila-Paula) that had been mining units held for sale and began the final closing process for these mines. As a result, income, costs and expenses related to this mining unit were classified as discontinued operations for the years 2016, 2015 and 2014. In December 2016, we sold the Antapite mining unit and we started the final closing process for the Breapampa mining unit. During 2017, we sold the Breapampa and Recuperada mining units. During 2019, we decided to change the classification of our Mallay mining unit as a discontinued operation for the years 2019, 2018 and 2017. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our consolidated financial statements. Management has identified the following accounting estimates and policies as critical:

●	mineral reserves and resources;

●	unit-of-production depreciation;

●	closure of mining units provision;

●	inventories;

●	impairment of non-financial assets;

●	deferred income tax and recoverability; and

●	fair value of contingent consideration

Other significant accounting policies include:

●	contingencies;

●	development start date;

●	production start date;

●	useful life of property, plant and equipment;

●	revenue from contracts with customers.

 We also have certain accounting policies that we consider important, such as our policies for investments carried at fair value, and exploration costs that do not meet the definition of critical accounting estimates, as they do not require Management to make estimates or judgments that are subjective or highly uncertain.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board.

Mineral reserves and resources

Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. As of December 31, 2019, SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Orcopampa, El Brocal, Tantahuatay and La Zanja. Geominería S.A.C., an independent consultant, audited the process used to estimate proven and probable ore reserves for Julcani.

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

This results in a depreciation or amortization charge which is proportional to the depletion of the anticipated remaining life-of-mine production. The life of each item, which is assessed at least annually, is determined based on both its physical life limitations and present assessments of economically recoverable reserves of the mine property where the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in estimates are accounted for prospectively.

Closure of mining units provision

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

Following our accounting treatment, as of December 31, 2019, we have recorded an accrual for mine closure costs of US$252.3 million to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statements.

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

At each reporting date, we update our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units. As a result, we recorded impairment losses and recoveries of the provision during 2017, 2018 and 2019.

In 2018, we recorded an impairment reversal related to our La Zanja mining property of US$5.7 million as a result of the analysis of the recovery amount. In addition, as a result of the disposal of assets, we recorded a reversal in our impairment provision related to our Shila Paula mining unit of US$2.8 million. This provision was previously recorded in 2016.

In 2019, we recorded an impairment for US$2.1 million as a result of the analysis of the recoverable amount of our Julcani mining unit. The main factors considered in the impairment analysis were reserves, and life of mine.

These impairment charges have not had an impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflecting of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2018 and 2019 impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following years.

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

As of December 31, 2018 and 2019, unrecognized deferred income tax assets totaled US$40.9 million and US$50.2 million, respectively.

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

Segment Reporting

Management has determined its operating segments based on reports that the Company’s Chief Operating Decision Maker (the “CODM”) uses for making decisions. The Company’s operations are organized into business units based on its products and services, activities and geographic locations. The broad categories of the Company’s business units are:

●	Production and sale of minerals;

●	Exploration and development activities;

●	Energy generation and transmission services;

●	Insurance brokerage;

●	Rental of mining concessions;

●	Holding of investment in shares (primarily in our associate Minera Yanacocha S.R.L); and

●	Industrial activities.

The CODM monitors the operating results of the business units separately for making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Company’s consolidated financial statements. Also, the Company’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently. See Note 31 to the Consolidated Financial Statements.

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

Contingent assets are not recognized in the consolidated financial statements; however, they may be disclosed in notes to the consolidated financial statements if it is probable that such contingent assets will be realized. See Note 29(d), (e) and(f) to the Consolidated Financial Statements.

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

Useful life of property, plant and equipment

Straight-line method

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Property, Plant and Equipment	Estimated Years of Useful Life
Buildings, constructions and other	6 to 20
Machinery and equipment	5 to 10
Transportation units	5
Furniture and fixtures	10
Computer equipment	4

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

Revenues from contracts with customers

According to our accounting policies, revenue is recognized when control of goods or services is transferred to the customer in an amount equal to the consideration that we expect to receive in exchange for those goods and services.

Revenues from sales of concentrates and metals are recognized at the point in the time when control of the asset is transferred to the customer. Revenues related to services, such as energy generation and transmission, industrial services, and other services, are recognized over time.

See Note 2.4(q) to the Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2019 and 2018

Net sales of goods. Net sales of goods decreased by 26%, mainly due to a decrease in both volume of metal sold and average realized prices, as set forth in the chart below:

Sales of goods	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Silver (a)	362,122	298,171	(63,951)	(18)%
Gold (b)	411,877	254,194	(157,683)	(38)%
Copper (c)	274,761	238,304	(36,457)	(13)%
Zinc (d)	164,666	149,317	(15,349)	(9)%
Lead	85,555	89,141	3,586	4%
Manganese sulfate	6,655	6,046	(609)	(9)%
	1,305,636	1,035,173	(270,463)	(21)%
Commercial deductions (e)	(192,684)	(220,306)	(27,622)	14%
Hedge operations (f)	(1,398)	4,322	N.A.	N.A.
Fair value of accounts receivable (g)	(6,013)	2,347	N.A.	N.A.
Adjustments to prior period liquidations	788	394	(394)	(50)%
Total sales of goods	1,106,329	821,930	(284,399)	(26)%

(a)	Silver sales. The decrease in silver sales is mainly due to decreases in the volume of silver sales, which was primarily due to a 35% and 32% decrease in volume sold in the Tambomayo and Uchucchacua mining units, respectively, partially offset by a 15% increase in volume sold in the Colquijirca mining unit. For further information, see “Sales of goods – Mining segments”.

(b)

Gold Sales. The decrease in gold sales is mainly due to decreases in volume of gold sales, which was primarily due to a 65%, 59% and 19% decrease in the volume sold in the Orcopampa, La Zanja and Tambomayo mining units. For further information, see “Sales of goods – Mining segments”.

(c)	Copper sales. The decrease in copper sales is mainly due to decreases in volume of copper sales, which was primarily due to a 6% decrease in volume sold and the average sales price in the unit of Colquijirca. For further information, see “Sales of goods – Mining segments”.

(d)	Zinc sales. The decrease in zinc sales is primarily due to decreases in average realized prices and volume of zinc sales, which was primarily due to a 9% and 2% decrease in volume sold in the Uchucchacua and Colquijirca mining units, respectively. For further information, see “Sales of goods – Mining segments”.

(e)

Commercial deductions. Net sales of goods figures are obtained by deducting the refinery charges and penalties incurred. A total of US$220.3 million of refinery charges and penalties were incurred in 2019, compared to US$192.7 million incurred in 2018.

(f)

Hedge operations. Net sales of goods figures are obtained by considering the variation in the fair value of the hedge operations related to sales. A total of US$4.3 million were income in 2019, compared to an expense of US$1.3 million incurred in 2018.

(g)	Fair value of accounts receivable. Net sales of goods figures are obtained by considering the variation in the fair value of the accounts receivable. A total of US$2.3 million were income in 2019, compared to an expense of US$6.0 million incurred in 2018.

 The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2018 and 2019, as well as the variation in such average realized prices and volumes recorded for these years:

Average Realized Price	Year ended December 31,
	2018	2019	Variation
Gold (US$/oz.)	1,267.99	1,405.35	11%
Silver (US$/oz.)	15.08	16.36	8%
Lead (US$/t)	2,140.58	1,938.07	(9)%
Zinc (US$/t)	2,680.81	2,490.6	(7)%
Copper (US$/t)	6,277.40	5,808.47	(7)%

Volume Sold	Year ended December 31,
	2018	2019	Variation
Gold (oz.)	324,825	180,876	(44)%
Silver (oz.)	24,004,977	18,224,320	(24)%
Lead (t)	39,968	45,995	15%
Zinc (t)	61,424	59,953	(2)%
Copper (t)	43,770	41,027	(6)%

Net sales of services. Sales of services were in line with those of 2018 as set forth in the chart below:

Sales by services	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Energy generation and transmission	62,962	59,690	(3,272)	(5)%
Industrial Activities	19,908	19,557	(351)	(2)%
Insurance Brokerage	14,986	15,687	701	5%
Holding of investments in shares	615	615	-	-%
Adjustments and eliminations intercompany	(74,470)	(71,888)	2,582	(3)%
Total sales of services	24,001	23,661	(340)	(1)%

Royalty income. In 2019, royalty income received by our subsidiary Chaupiloma amounted to US$22.3 million, representing an increase of 29% from the US$20.4 million in royalty income received in 2018. This increase was due to increase in the sales of Yanacocha. We hold a 60% interest in Chaupiloma, to which Yanacocha pays a royalty that corresponds to 3% of its net sales.

Total operating costs. Total operating costs in 2019 decrease in 17% compared to 2018 as indicated in the following table:

Operating Costs	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Cost of sales of goods, excluding depreciation and amortization (a)	613,381	512,874	(100,507)	(16)%
Cost of sales of services, excluding depreciation and amortization	4,318	3,378	(940)	(22)%
Depreciation and amortization (b)	238,879	226,335	(12,544)	(5)%
Exploration in operating units (c)	89,730	44,163	(45,567)	(51)%
Mining royalties (d)	21,388	12,832	(8,556)	(40)%
Total operating costs	967,696	799,582	(168,114)	(17)%

(a)	Cost of sales of goods, excluding depreciation and amortization. The decrease in cost of services was mainly due to:

(i)	a decrease of US$42.2 million in our Orcopampa mining unit primarily due to the decision made by the Company’s management to cease mine production in January 2019 and reduce it since then in order to centralize the operation; prioritizing the De-Bottlenecking Program over ore extraction;

(ii)	a decrease of US$29.0 million in our La Zanja mining unit primarily due to the lower production of gold during 2019; and

(iii)	a decrease of US$23.3 million in our Uchucchacua mining unit primarily due to the strike that lasted 21 days in January 2019 and the reduced ore grades during 2019.

(b)	Depreciation and amortization. The decrease in the cost of depreciation and amortization was mainly due to:

(i)	a decrease of US$25.0 million in our La Zanja mining unit primarily due to the higher useful life of the mine since January 2019, which decreased the amount depreciated for the year 2019;

(ii)	an increase of US$6.7 million in our Colquijirca mining unit primarily due to the lower production of gold during 2019; and

(iii)	an increase of US$5.2 million in our Julcani mining unit primarily due to the higher assets of retirement obligation recorded during 2019 that increased the depreciable amount.

(c)	Exploration in operating units. The decrease in exploration in operating units is due to:

(i)	a decrease of US$20.5 million in our Orcopampa mining unit primarily due to prioritizing the De-Bottlenecking Program over exploration;

(ii)	a decrease of US$12.0 million in our Uchucchacua mining unit primarily due to the strike that lasted 21 days in January 2019; and

(iii)	a decrease of US$8.9 million in our Tambomayo mining unit primarily due to changes in our exploration program.

(d)	Mining royalties. The decrease in mining royalties is due to a decrease of US$7.4 million in the cost of royalties paid to the Sindicato minero de Orcopampa S.A., which in turn has a direct relationship with the decrease in our net sales in our Orcopampa mining unit.

Total operating expenses. Operating expenses in 2019 were in line with those of 2018 due to changes in the following components:

Operating Expenses, net	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Administrative expenses	77,099	76,297	(802)	(1)%
Selling expenses	26,948	24,313	(2,635)	(10)%
Exploration in non-operating areas (a)	36,307	11,879	(24,428)	(67)%
Impairment loss (reversal) of long-lived assets (b)	(5,693)	2,083	N.A.	N.A
Provision (reversal) for contingences and others (c)	(11,248)	(2,968)	8,280	74%
Other, net (d)	1,308	14,715	13,407	1,025%
Total operating expenses, net	124,721	126,319	1,598	1%

(a)	Exploration in non-operating areas. The decrease in exploration in non-operating areas expense was mainly due to:

(i)	a decrease of US$15.8 million in our Uchucchacua mining unit due to since 2019 the expenses related to the exploration in the Yumpaq project are considered assets of developing stage in contrast to the year 2018; and

(ii)	a decrease of US$5.2 million in our Colquijirca mining unit due to in 2018 we focused its explorations to the Marcapunta Norte project.

(b)	Impairment reversal / loss of long-lived assets. During 2019, Buenaventura recorded a provision for US$2.1 million as a result of the analysis of the recoverable amount of its Julcani mining unit. The main factors considered in the impairment analysis were reserves and mining useful lives. During 2018, La Zanja mining unit recorded a reversal for the impairment provision for US$5.7 million as a result of the analysis of the recoverable amount.

(c)	Provision (reversal) for contingences and others. The variation is explained mainly because during 2018 higher reversals of contingences was recorded related to provisions for obligations with the communities as a result of negotiations with our operating units in an amount of US$10.2 million. In 2019, we recorded provisions related to negotiations with communities for US$1.3 million.

(d)	Other, net. Other net operating expenses increased from US$1.3 million in 2018 to US$14.7 million in 2019, primarily due to the net effect of:

(i)	a decrease as result of a decrease in gains of US$33.7 million recorded in 2018 by El Brocal due to the receipt of recovery income from an insurance claim. Total compensations for lost profits and consequential damages amounted to US$38.8 million, which were partially offset by costs associated with mitigation, repair and cost overruns of US$5.1 million. This transaction was not repeated in 2019;

(ii)	an increase as a result of a loss recorded in 2018 of US$4.1 million in related to the sale of our subsidiary, Buenaventura Ingenieros S.A. This transaction was not repeated in 2019; and

(iii)	an income of US$14.8 million in Consorcio Energético de Huancavelica S.A. mainly explained by the sale of the systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema with Conelsur LT S.A.C. for US$21.0 million.

Other income (expense), net. Other income (expense), net changed from a loss in 2018 of US$31.3 million to an income of US$14.5 million in 2019:

Other income (expense), net	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Shares in the results of associates and joint ventures (a)	(1,144)	47,710	N.A.	N.A. %
Finance income	9,685	9,675	(10)	-%
Finance costs	(38,422)	(42,173)	(3,751)	10%
Net gain (loss) from currency exchange difference	(1,384)	(734)	650	(47)%
Total other income (expense), net	(31,265)	14,478	N.A.	N.A. %

(a)	Shares in the results of associates and joint ventures. Shares in the results of associates and joint ventures changed from a loss of US$1.1 million in 2018 to a gain of US$47.7 million in 2019. The variation is primarily due to the net effect of an increase of US$53.0 million in our share in results of Cerro Verde; partially offset by a US$6.0 million decrease in our share in Yanacocha as a result of the higher losses of this associate.

See “Item 5. Operating and Financial Review and Prospects—Yanacocha” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde” for more information.

Income tax. Provisions for income tax changed from an expense of US$26.9 million in 2018 to an income US$25.6 million in 2019, due to the deferred income tax, which changed from an expense of US$10.0 in 2018 to an income of US$37.5 in 2019. The variation is mainly explained by the effect of the exchanges into U.S. dollars which were an expense of US$15.3 million in 2018 compared to an income of US$15.0 in 2019 resulting from the fluctuation of the exchange rates as well as the pretax income for each of the years analyzed from a pretax income of US$15 million in 2018, compared to a pretax loss of US$54 million in 2019.

Non-controlling interest income (loss). Non-controlling interest income decreased from a gain of US$1.8 million in 2018 to a loss of US$16.2 million in 2019, primarily due to a decrease of US$16.3 million in the non-controlling interest of El Brocal as a result of the net losses of this subsidiary. See Note 18(a) to the Consolidated Financial Statements.

Net income (loss). As a result of the foregoing, net results decreased from a loss of US$11.7 million in 2018 to a loss of US$28.5 million in 2019. Net losses were 1% and 3% of revenues in 2018 and 2019.

Results of Operations for the Years Ended December 31, 2019 and 2018 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2018 and 2019 in more detail in Note 31 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our mining segments during the years ended December 31, 2019 and 2018, as well as the variation in such volumes sold for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Mining Segment	Volume Sold for the year ended December 31, 2019 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	179	2,480,173	839	-	14
Orcopampa	40,702	15,049	-	-	-
Uchucchacua	-	9,808,791	15,347	15,315	-
Tambomayo	96,636	2,318,435	7,211	7,850	-
La Zanja	30,710	80,880
Colquijirca	12,649	3,520,992	22,598	36,788	41,013

Mining Segment	Unaudited Volume Sold for the year ended December 31, 2018
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	11	2,368,497	915	-	17
Orcopampa	116,719	335,761	-	-	42
Uchucchacua	216	14,443,456	17,071	16,811	-
Tambomayo	119,211	3,570,382	3,268	7,143	-
La Zanja	74,370	228,894	-	-	-
Colquijirca	14,297	3,058,987	18,713	37,470	43,710

Mining Segment	2019 vs 2018 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	1527%	5%	-8%	%	-18%
Orcopampa	-65%	-96%	%	%	-100%
Uchucchacua	-100%	-32%	-10%	-9%	%
Tambomayo	-19%	-35%	121%	10%	%
La Zanja	-59%	-65%	%	%	%
Colquijirca	-12%	15%	21%	-2%	-6%

The change in sales of goods for the year ended December 31, 2019 as compared to the year ended December 31, 2018 is mainly explained by the changes in volume sold, as presented in the following chart:

Sales of goods – Mining Segments	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Julcani (a)	34,104	40,082	5,978	18%
Orcopampa (b)	153,003	58,902	(94,101)	(62)%
Ucchuchacua (c)	257,282	186,016	(71,266)	(28)%
Tambomayo (d)	225,281	188,175	(37,106)	(16)%
La Zanja (e)	96,611	43,520	(53,091)	(55)%
Colquijirca (f)	333,560	299,252	(34,308)	(10)%

(a)

Julcani. Net sales of goods increased by US$6.0 million in 2019 as compared to 2018 due to an 11% increase in the average realized price and a 5% increase in the quantity of silver sold at that unit mainly explained by the higher ore milled in 14% partially offset by a 6% decrease in the ore grade (23.35 oz/mt in 2018 compared to 21.90 oz/mt in 2019).

(b)

Orcopampa. Net sales of goods decreased by US$94.1 million in 2019 as compared to 2018 due to a 96% and 65% decrease in the amount of silver and gold sold, respectively, at that unit, mainly explained by our strategy to prioritize Orcopampa’s De-Bottlenecking Program over ore extraction.

(c)

Uchucchacua. Net sales of goods decreased by US$71.3 million in 2019 as compared to 2018. The decreased is explained by aan 8% decrease in the average realized price and a 32% decrease in the quantity of silver sold at that unit mainly explained by the lower ounces produced due to the 21-day strike in January 2019.

(d)

Tambomayo. Net sales of goods decreased by US$37.1 million in 2019 as compared to 2018. The decreased is explained by a 19% and 35% decrease in the amount of gold and silver sold at that unit mainly explained by the lower ore grades in 2019 of 25%, compared to 44% in 2018.

(e)

La Zanja. Net sales of goods decreased by US$53.1 million in 2019 as compared to 2018 due to the effect of a 59% decrease in the quantity of gold sold mainly explained by a 65% decrease in ounces produced.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2019 as compared to the year ended December 31, 2018 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Julcani	2,983	6,971	3,988	134%
Orcopampa (a)	19,382	13,570	(5,812)	(30)%
Ucchuchacua (b)	49,840	29,855	(19,985)	(40)%
Tambomayo	25,204	24,092	(1,112)	(4)%
La Zanja	4,254	6,545	2,291	54%
Colquijirca (c)	452	26,221	25,769	5,701%

(a)

Orcopampa. The decrease in total operating expenses was mainly due to the net effect of

(i)    lower administrative expenses in US$9.9 million; partially offset by

(ii)  higher expenses in the others net caption in US$4.7 million mainly related to the expenses incurred as a result of the cease mine production of January 2019.

(b)

Uchucchacua. The decrease in total operating expenses was mainly due to the net effect of

(i)  lower exploration in non-operating areas expenses in US$15.8 million due to expenses of the Yumpaq project are capitalized and considered as part of the caption “Mining concessions, development costs, right-of-use asset, property, plant and equipment, net” since 2019.

(ii)  lower administrative expenses in US$8.0 million; partially offset by

(iii) a reversal of US$7.0 million related to negotiations made with communities.

(c)

Colquijirca. The increase in total operating expenses was mainly due to the net effect of

(i)     the increase in total operating expenses in 2019 was mainly due to the recovery income of the insurance claim that occurred in El Brocal during 2018. During 2018, El Brocal recorded a recovery income of the insurance claim that occurred in the rotor 2 of the 20x30 mill and the conveyor belt related to the incident that occurred in May 2017. Total compensations, lost profits and consequential damages is US$38.8 million. Because of the associated cost for mitigation, repair and cost overruns of US$5.1 million, El Brocal recorded a net gain of US$33.7 million.

(ii)    a reversal of US$2.1 million in the provision for contingences of 2019 compared with a provision of US$3.7 million in 2018.

(iii)   lower explorations in non-operating areas expenses in US$5.2 million compared with 2018.

Total operating expenses - Other Segments

Operating expenses (income) – Other Segments	Year ended December 31,
	2018	2019	Variation	Variation
Insurance brokerage segment	11,900	11,607	(293)	2%
Corporate (a)	4,060	11,005	6,945	171%
Exploration and development mining projects	242	2,965	2,723	1,125%
Energy generation and transmission segment (b)	4,639	(8,791)	N.A.	N.A.
Industrial activities	2,355	2,293	(62)	3%
Holding of investment in shares	2,261	284	(1,977)	87%
Rental of mining concessions	220	53	(167)	(76)%

(a)	Corporate. The increase was mainly due to the net effect of higher administrative expenses of US$7.3 million; mainly explained by the higher billing of 2018 in the administrative services rendered to others compared to 2019.
(b)	Energy generation and transmission segment. The variation from an expense to an income in total operating expenses was mainly due to the effect of the sale of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema resulting in a net sale of US$13.3 million recorded in the “Others, net” caption in the Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2018 and 2017

See “Item 5. Operating and Financial Review and Prospects” in our 2018 20-F for a comparative discussion of our consolidated results of operations for the year ended December 31, 2018 and 2017.

B.	Liquidity and Capital Resources

As of December 31, 2019 and 2018, we had cash and cash equivalents of US$210.0 million and of US$369.2 million, respectively.

The Group believes that maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit in leading financial entities. In addition, On April 2, 2020, we entered into a second amendment to the Syndicated Term Loan of US$ 275 million with a 30-month grace period and semiannual installments starting in October 2022.

Cash provided by operating activities for the years ended December 31, 2019 and 2018. Net cash and cash equivalents provided by operating activities decreased by US$299.2 million, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Proceeds from sales (a)	1,216,294	783,000	(433,294)	(36)%
Value-added tax and other taxes recovered (b)	106,656	45,712	(60,944)	(57)%
Dividends received (c)	46,792	33,388	(13,404)	(29)%
Royalty received	20,013	23,001	2,988	15%
Interest received	2,383	4,265	1,882	79%
Proceeds from insurance claim (d)	38,793	-	(38,793)	(100)%
Payments to suppliers and third parties (e)	(861,282)	(610,737)	250,545	(29)%
Payments to employees (f)	(151,602)	(137,300)	14,302	(9)%
Payments for tax litigation (g)	-	(36,322)	(36,322)	100%
Interest paid	(27,699)	(28,266)	(567)	2%
Income tax paid (h)	(30,898)	(24,935)	5,963	(19)%
Payments of mining royalties (h)	(13,190)	(4,741)	8,449	(64)%
Net cash and cash equivalents provided by (used in) operating activities	346,260	47,065	(299,195)	86%

(a)

The decrease in the proceeds from sales was mainly due to lower sales and production of the Company’s mining units, as described in Results of Operations for the Years Ended December 31, 2019 and 2018 by Segment.

(b)

The recovery of the value-added tax is affected by the variations in foreign sales. During 2019, the recovery of value-added tax decrease was a result of the Company’s lower sales from its mining units, as described in Results of Operations for the Years Ended December 31, 2019 and 2018 by Segment.

(c)	The decrease in dividends received was mainly due to the US$29.4 million in dividends received from Cerro Verde during 2019, (during 2018, we received from Cerro Verde US$39.2 million) and the lower dividend received from Coimolache from US$7.6 million in 2018 to US$4.0 million in 2019.

(d)	During 2018, El Brocal recorded a recovery income from an insurance claim that occurred in May 2017. Total compensation and lost profits and consequential damages is US$38.8 million. As a result of the associated cost for mitigation, repair and cost overruns of US$5.1 million, El Brocal recorded a net gain of US$33.7 million.

(e)	The decrease in payments to suppliers and third parties is mainly explained by the decrease in the operations and ore production by the Company’s mining units, as described in Results of Operations for the Years Ended December 31, 2019 and 2018 by Segment.

(f)	The decrease in payments to employees was mainly explained by the decrease in the headcount due to the Group’s De-bottlenecking Program and related optimization of support areas.

(g)	Corresponds mainly to payments made by Buenaventura related to claims with the Tax Administration mainly with for US$36.3 million. See Note 29(e) of the Consolidated Financial Statements.

(h)	The decrease in the income tax and royalties paid was in line with the decrease in the taxable income as a result of lower sales and net income.

Cash used in investing activities for the years ended December 31, 2019 and 2018. Net cash and cash equivalents used in investing activities decreased by US$11.9 million primarily due to the changes shown in the chart below:

Investing activities cash flows	Year ended December 31,
	2018	2019	Variation	Variation %
	(US$ in thousands)
Proceeds from sale of mining concessions, development costs, property, plant and equipment (a)	2,240	726	(1,514)	(68)%
Additions to mining concessions, development costs, property, plant and equipment (b)	(111,270)	(102,627)	8,643	(8)%
Payments for acquisition of other assets	(8,529)	(3,700)	4,829	(57)%
Net cash and cash equivalents provided by (used in) investing activities	(117,559)	(105,601)	11,958	(10)%

(a)	The proceeds from sale of assets decrease despite the sale of assets increased during 2019 (see Note 26(a) of the Consolidated Financial Statements). This is explained because during 2018 the Group (through its subsidiary Compañía Minera Condesa S.A.) sold and collect a sale of a property during the same year. During 2019, the Group (through its subsidiary Consorcio Energético de Huancavelica S.A.) sold energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema for US$21.0 million, which were collected in January 2020.

(b)	The decrease in additions to mining concessions, development costs, property, plant and equipment was mainly due to the decrease in La Zanja and Tambomayo mining units for US$11.5 million and US$9.2 million, which was partially offset by an increase in the investments in Uchucchacua mining units for US$13.0 million. See “Item 4: Information on the Company—Buenaventura—A. History and Development—Capital Expenditures.”

Cash provided by (used in) financing activities for the years ended December 31, 2019 and 2018. Net cash and cash equivalents provided by (used in) financing activities increase from a negative net amount of US$74.0 million in 2018 to US$100.6 million in 2019, primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2018	2019	Variation	Variation
	(US$ in thousands)
Proceeds from bank loans	95,000	55,000	(40,000)	(42)%
Payments of bank loans	(95,000)	(95,000)	-	-%
Proceeds from financial obligations	-	161,894	161,894	100%
Payments of financial obligations	(45,222)	(186,152)	(140,930)	312%
Short-term lease payments	-	(7,596)	(7,596)	100
Dividends paid to controlling shareholders	(22,860)	(22,098)	762	(3)%
Dividends paid to non-controlling shareholders	(5,560)	(6,500)	(940)	17%
Increase of restricted bank accounts	(410)	(166)	244	(60)%
Net cash and cash equivalents used in financing activities	(74,052)	(100,618)	(26,566)	36%

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. As of December 31, 2019 and 2018, the amount outstanding under such short-term loans was US$55.0 million and US$95.0 million, respectively. In 2019, we used the proceeds of such short-term loans for general working capital purposes.

Long-Term Debt

On December 2, 2009 Banco de Crédito del Perú executed a financial lease agreement with Huanza in the amount of US$119.0 million for the construction of a hydroelectric power station. The lease was executed in favor of Huanza as lessee. The term of the lease is six years from August 2014 and the interest rate is 2.75% as of December 31, 2019 and 2018. On June 30, 2014, Banco de Crédito del Perú extended this financial lease agreement with Huanza in the amount of US$103.4 million. The term of the lease is six years from August 2014 and the interest rate is 2.75% as of December 31, 2019 and 2018. As of December 31, 2019 and 2018, the amount outstanding under this lease was US$130.5 million and US$147.2 million, respectively.

On June 9, 2015, the board of directors of El Brocal approved the modification of the debt and new payment schedule of the 2013 leaseback contract in an aggregate amount of US$166.5 million. The new arrangement had a term of five years that commenced on the payment date in June 2015. On October 23, 2017, El Brocal signed a mid-term loan agreement with the Banco de Crédito del Perú for US$80.0 million, which accrued interest at an annual rate of 3.6% over a 5-year term. On October 29, 2019, El Brocal entered into a new financial obligation of US$161,893,850 with Banco de Crédito del Perú in order to repay a financial leaseback and a mid-term financial obligation. The new financial obligation has the following terms and conditions:

	Tranche A	Tranche B
Principal	US$113,325,695	US$48,568,155
Annual interest rate	3.76 percent	Three-month LIBOR plus 2.39 percent
Term	5 years since October 2019 until October 2024	7 years since October 2019 until October 2026

According to the lease contract mentioned above, El Brocal is required to maintain the following financial ratios:

(i)	Debt service coverage ratio: Higher than 1.3.

(ii)	Leverage Ratio: Less than 1.0 times.

(iii)	Indebtedness ratio: Less than 2.25 times.

This new financial obligation is collateralized by a security agreement in respect of assets; certain contractual rights, flows and account balances, a real estate mortgage; and a mortgage on certain mining concessions. El Brocal’s Management oversees the compliance of the terms described above. El Brocal’s management managed and obtained from Banco de Crédito del Perú a waiver for any possible breach of the financial ratio that occurred for the last quarter of 2019. In December of 2019, El Brocal’s management managed to obtain a waiver for the year 2020.

On June 27, 2016, in order to repay short-term contracts held as of December 31, 2015, we entered into a long-term finance contract (the “Syndicated Term Loan”), in the amount of US$275 million among us, as borrower, Condesa, Inversiones Colquijirca S.A. and Conenhua as guarantors, Banco de Crédito del Perú, as administrative agent, and the lenders party thereto. Obligations under the Syndicated Term Loan are guaranteed by Condesa and Conenhua, our wholly-owned subsidiaries, and Inversiones Colquijirca S.A., for which we own 100%. The term loan agreement governing the Syndicated Term Loan contains certain customary covenants, including certain financial maintenance covenants, and events of default. See Exhibit 2.1. On April 2, 2020 we entered into a second amendment to the Syndicated Term Loan, pursuant to which, as of the date of this annual report, borrowings under the Syndicated Term Loan bear interest at a rate per annum equal to LIBOR plus 1.90%. Principal under the Syndicated Term Loan shall be payable in five consecutive and semi-annual installments of US$41,250,000 beginning in October 2022 and one final payment of US$68,750,000 in April 2025 (on which date all amounts outstanding shall be payable).

Exploration Costs and Capital Expenditures

We have budgeted approximately US$ 85 to US$ 105 million for capital expenditures for 2020. These budgeted capital expenditures mainly include sustaining capital expenditures, and the development of the San Gabriel and Trapiche projects.

During 2019, we spent US$ 11.9 million on “exploration in non-operating areas” and US$ 44.2 million on “exploration in operating units.” Our “exploration in non-operating areas” investments mainly focused on the following exploration projects: Yumpaq, Marcapunta and Emperatriz projects. Our “exploration in operating units” investments were mainly focused in the Orcopampa, Uchucchacua, and Julcani units.

In 2020, we intend to invest approximately US$25 to US$35 million in exploration in operating units.

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

Recent Accounting Pronouncements

Amendments to IFRS 3:

In October 2018, the IASB issued amendments to the definition of a “Business” in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a Business. The amendments clarify the minimum requirements to be considered a Business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a Business and of outputs and introduce an optional fair value concentration test. New illustrative examples were also provided with the amendments. Because the amendments apply prospectively to transactions or other events that occur on or after the date of first application, we will not be affected by these amendments on the date these amendments go into effect.

Amendments to IAS 1 and IAS 8:

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of “Material” across the standards and clarify certain aspects of the definition. Under the new definition, information is deemed Material “if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments to the definition of Material is not expected to have a significant impact on our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2019:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Bank loans (principal and interest)	55,486	55,486	-	-	-
Trade and other payables	152,686	152,070	616	-	-
Financial obligation – capital	567,398	262,088	131,588	125,154	48,568
Financial obligation – interest	47,151	22,597	11,225	11,880	1,449
Lease – capital	7,503	3,692	1,514	2,297	-
Lease – interest	620	73	143	404	-
Contingent consideration liability	40,071	-	-	4,905	35,166
Total Contractual Cash Obligations	870,915	496,006	145,086	144,640	85,183

As of December 31, 2019, we had no other commercial commitments.

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

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2017 and 2018 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2017 and 2018 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2018	2019
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	617,699	516,252
Add:
Consolidated Exploration in operating units	89,730	44,163
Commercial Deductions*	192,683	220,306
Consolidated Selling Expenses	26,948	24,313
Consolidated Cost applicable to sales	927,060	805,034

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2018	2019
	(US$ in thousands)
Julcani, Gold	19	166
Julcani, Silver	23,608	24,405
Julcani, Lead	1,335	971
Julcani, Copper	86	47
Orcopampa, Gold	88,942	51,154
Orcopampa, Silver	3,127	228
Orcopampa, Copper	0	0
Uchucchacua, Gold	5	0
Uchucchacua, Silver	98,991	79,562
Uchucchacua, Lead	16,470	14,815
Uchucchacua, Zinc	20,540	19,004
Tambomayo, Gold	58,475	47,741
Tambomayo, Silver	20,969	13,540
Tambomayo, Lead	2,597	4,979
Tambomayo, Zinc	7,050	7,058
La Zanja, Gold	65,128	37,445
La Zanja, Silver	2,499	1,140
El Brocal, Gold	7,771	8,429
El Brocal, Silver	19,391	26,966
El Brocal, Lead	17,108	20,388
El Brocal, Zinc	42,658	42,537
El Brocal, Copper	115,771	110,979
Non Mining Units	5,160	4,697
Consolidated Cost of sales, excluding depreciation and amortization	617,699	516,252

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2018	2019
	(US$ in thousands)
Julcani, Gold	6	38
Julcani, Silver	8,149	5,593
Julcani, Lead	461	223
Julcani, Copper	30	11
Orcopampa, Gold	28,558	9,000
Orcopampa, Silver	1,004	40
Orcopampa, Copper	0	0
Uchucchacua, Gold	1	0
Uchucchacua, Silver	15,210	6,257
Uchucchacua, Lead	2,531	1,165
Uchucchacua, Zinc	3,156	1,495
Tambomayo, Gold	13,490	7,562
Tambomayo, Silver	4,838	2,145
Tambomayo, Lead	599	789
Tambomayo, Zinc	1,626	1,118
La Zanja, Gold	71	2
La Zanja, Silver	3	0
El Brocal, Gold	383	351
El Brocal, Silver	956	1,124
El Brocal, Lead	844	850
El Brocal, Zinc	2,104	1,774
El Brocal, Copper	5,710	4,627
Non Mining Units	0	0
Consolidated Exploration in operating units	89,730	44,163

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in operation expenses:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2018	2019
	(US$ in thousands)
Julcani, Gold	3	19
Julcani, Silver	3,390	3,084
Julcani, Lead	191	122
Julcani, Copper	12	8
Orcopampa, Gold	778	201
Orcopampa, Silver	107	1
Orcopampa, Copper	(11)	0
Uchucchacua, Gold	0	-1
Uchucchacua, Silver	29,986	29,088
Uchucchacua, Lead	3,092	3,324
Uchucchacua, Zinc	8,367	10,197
Tambomayo, Gold	644	7,786
Tambomayo, Silver	1,211	4,265
Tambomayo, Lead	590	1,497
Tambomayo, Zinc	2,164	6,170
La Zanja, Gold	319	102
La Zanja, Silver	21	2
El Brocal, Gold	7,369	7,438
El Brocal, Silver	9,125	14,730
El Brocal, Lead	2,446	5,495
El Brocal, Zinc	11,459	27,302
El Brocal, Copper	111,419	99,477
Non Mining Units	0	0
Consolidated Commercial Deductions in operating units	192,683	220,306

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2018	2019
	(US$ in thousands)
Julcani, Gold	0	3
Julcani, Silver	336	384
Julcani, Lead	19	15
Julcani, Copper	1	1
Orcopampa, Gold	749	257
Orcopampa, Silver	26	1
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	5,596	4,278
Uchucchacua, Lead	931	797
Uchucchacua, Zinc	1,161	1,022
Tambomayo, Gold	1,999	2,566
Tambomayo, Silver	717	728
Tambomayo, Lead	89	268
Tambomayo, Zinc	241	379
La Zanja, Gold	755	312
La Zanja, Silver	29	9
El Brocal, Gold	468	437
El Brocal, Silver	1,167	1,399
El Brocal, Lead	1,030	1,057
El Brocal, Zinc	2,568	2,206
El Brocal, Copper	6,969	5,756
Non Mining Units	2,097	2,439
Consolidated Selling expenses	26,948	24,313

 Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2018	2019	2018	2019	2018	2019	2018	2019
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	86	47	19	166	1,335	971	23,608	24,405
Add:
Exploration in units in operation	30	11	6	38	461	223	8,149	5,593
Commercial Deductions	12	8	3	19	191	122	3,390	3,084
Selling expenses	1	1	0	3	19	15	336	384
Cost applicable to sales	128	66	28	225	2,006	1,585	35,483	33,467
Divide:
Volume Sold (unaudited)	17	14	11	179	915	839	2,368,497	2,480,173
Cost applicable to sales per unit of mineral sold (US$)	7,392	4,788	2,507	1,259	2,191	1,585	14.98	13.49

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2018	2019	2018	2019
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	88,942	51,154	3,127	228
Add:
Exploration in units in operation	28,558	9,000	1,004	40
Commercial Deductions	778	201	107	1
Selling expenses	749	257	26	1
Cost applicable to sales	119,027	60,612	4,264	271
Divide:
Volume Sold (unaudited)	116,719	40,702	335,761	15,049
Cost applicable to sales per unit of mineral sold (US$)	1,020	1,489	12.70	17.98

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2018	2019	2018	2019	2018	2019
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	16,470	14,815	98,991	79,562	20,540	19,004
Add:
Exploration in units in operation	2,531	1,165	15,210	6,257	3,156	1,495
Commercial Deductions	3,092	3,324	29,986	29,088	8,367	10,197
Selling expenses	931	797	5,596	4,278	1,161	1,022
Cost applicable to sales	23,024	20,101	149,784	119,184	33,225	31,718
Divide:
Volume Sold (unaudited)	17,071	15,347	14,443,456	9,808,791	16,811	15,315
Cost applicable to sales per unit of mineral sold (US$)	1,349	1,310	10.37	12.15	1,976	2,071

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2018	2019	2018	2019	2018	2019	2018	2019
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	58,475	47,741	20,969	13,540	2,597	4,979	7,050	7,058
Add:
Exploration in units in operation	13,490	7,562	4,838	2,145	599	789	1,626	1,118
Commercial Deductions	644	7,786	1,211	4,265	590	1,497	2,164	6,170
Selling expenses	1,999	2,566	717	728	89	268	241	379
Cost applicable to sales	74,608	65,655	27,734	20,677	3,875	7,532	11,080	14,725
Divide:
Volume Sold (unaudited)	119,211	96,636	3,570,382	2,318,434	3,268	7,211	7,143	7,850
Cost applicable to sales per unit of mineral sold (US$)	626	679	7.77	8.92	1,186	1,045	1,551	1,876

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2018	2019	2018	2019
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	65,128	37,445	2,499	1,140
Add:
Exploration in units in operation	71	2	3	0
Commercial Deductions	319	102	21	2
Selling expenses	755	312	29	9
Cost applicable to sales	66,274	37,861	2,552	1,151
Divide:
Volume Sold (unaudited)	74,370	30,710	228,894	80,880
Cost applicable to sales per unit of mineral sold (US$)	891	1,233	11.15	14.24

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	115,771	110,979	7,771	8,429	17,108	20,388	19,391	26,966	42,658	42,537
Add:
Exploration in units in operation	5,710	4,627	383	351	844	850	956	1,124	2,104	1,774
Commercial Deductions	111,419	99,477	7,369	7,438	2,446	5,495	9,125	14,730	11,459	27,302
Selling expenses	6,969	5,756	468	437	1,030	1,057	1,167	1,399	2,568	2,206
Cost applicable to sales	239,869	220,840	15,991	16,656	21,428	27,790	30,640	44,219	58,789	73,818
Divide:
Volume Sold (unaudited)	43,710	41,013	14,297	12,648	18,713	22,598	3,058,987	3,520,992	37,470	36,788
Cost applicable to sales per unit of mineral sold (US$)	5,488	5,385	1,118	1,317	1,145	1,230	10.02	12.56	1,569	2,007

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS
	TOTAL
	For the year ended December 31,
	2018	2019
	(US$ in thousands)
Cost of Sales, excluding depreciation and amortization	5,160	4,697
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	2,097	2,439
Total Cost applicable to sales	7,257	7,136

YANACOCHA

Introduction

The following discussion should be read in conjunction with (i) the Yanacocha Consolidated Financial Statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2018 20-F. The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB and in U.S. Dollars.

A.	Operating Results

Overview

Yanacocha was established in Peru in January 1992 and commenced production activities in 1993. Yanacocha’s operations are located in the Andes Mountains in Northern Peru, in the area of Cajamarca which is located approximately 600 kilometers north of Lima and north of the city of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35% owned by Newmont Second Capital Corporation, 43.65% owned by Buenaventura through our wholly-owned subsidiary Condesa and 5% owned by Summit Global Management II VB. Yanacocha is managed by Newmont International Services. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Management of Yanacocha—General Manager/Management Agreement.”

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2019	2018
Gold sales (in thousands of US$)	734,526	658,653
Gold sold (oz.)	529,307	522,213
Average gold price received (US$/oz.)	1,388	1,261
Other operating expenses, net (in thousands of US$)	(35,987)	(76,155)
Loss for the year (in thousands of US$)	(95,257)	(81,517)

Gold sales. Gold sales increased 12%, or US$76 million, from 2018 to 2019, due to higher realized gold price and higher ounces sold. Gold ounces produced increased 25% due primarily to higher recovery from La Quinua heap leach.

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense, (iv) reclamation expenses and (v) other costs. Costs applicable to sales increased by 12% or US$73 million from 2018 to 2019.

Other operating expenses, net. Other operating expenses, net decreased by 53% or US$40 million from 2018 to 2019, primarily due to lower exploration and advanced projects expense and lower severance expense.

Income tax benefit (expense). Yanacocha’s financial and operating results included an income and mining tax expense of US$65 million in 2019 compared to an expense of US$29 million in 2018. The difference was driven by a lower loss before income tax in 2019 for US$ 30 million as compared to a loss before tax of US$ 52 millio in 2018 higher valuation allowance on deferred income tax assets in 2019 for US$ 46 million (US$ 24 million in 2018)as well as a increase of non deductible expenses in 2019 for US$13 million (US$ 7 million in 2018), as well the current income includes the income tax contingencies .

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

Results of Operations for the Years Ended December 31, 2019 and 2018

Sales

Gold sales. Gold sales increased 12%, or US$76 million, from 2018 to 2019, due to higher realized gold price and higher ounces sold. Gold ounces produced increased 25% due primarily to higher recovery from La Quinua heap leach. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales

Costs applicable to sales for the year ending December 31, 2019 and 2018 comprised:

	2019	2018
	(US$ in thousands)
Beginning balance of finished goods and in-process	341,213	345,489
Beginning balance of provision for net realizable value	(89,127)	(62,540)
Royalties to related parties	22,297	20,385
Mining royalties to the government	9,255	2,875
Consumption of supplies	200,036	215,863
Personnel expenses	72,325	82,645
Other services	41,120	43,672
Maintenance	26,645	22,585
Power	23,619	24,203
Depreciation and amortization	144,862	156,212
Workers’ profit participation	12,804	3,837
Reclamation expenses	142,129	16,284
Ending balance of provisions for net realizable value	47,925	89,127
Ending balance of finished goods and in-process	(302,382)	(341,213))
	692,721	619,424

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales increased by 12% or US$73 million from 2018 to 2019. Costs applicable to sales per ounce of gold increased by 10% from US$1,186 per ounce in 2018 to US$1,309 per ounce in 2019.

Operating costs decreased by 6% from US$385 million in 2018 to US$363 million in 2019. Operating costs consist primarily of drilling, blasting, loading, hauling, leaching, milling and metal recovery costs.

Reclamation expenses of US$142 million are due to a non-cash charge to reclamation expenses for the year ended December 31, 2019 related to the areas of Yanacocha’s operations no longer in production. The increase to the reclamation obligation of US$126 million in 2019 is mainly due to higher water treatment costs.

Workers’ profit participation increased by 234%, from US$3.8 million in 2018 to US$13 million in 2019. This increase was driven by higher revenues .. Workers’ profit participation expense is calculated based on taxable net income, in accordance with Peruvian labor legislation.

The portion of leach pad inventory write-downs associated with costs applicable to sales increased from US$26.5 million to US$41.2 million due to higher stripping ratio.

Depreciation, depletion and amortization decreased by 7% from US$156 million in 2018 to US$145 million in 2019. This decrease was attributable principally to lower net book value assets and lower remain useful life.

Administrative expenses

Administrative expenses for the years ended December 31, 2019 and 2018 were composed of:

	2019	2018
	(US$ in thousands)
Management expenses	1,341	1,317
Other	403	1,466
	1,744	2,783

Other operating expenses, net

Other operating expenses, net for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
	(US$ in thousands)
Exploration and advance project	33,669	62,643
Severance program	2,210	8,678
Cost of sales from the sale of fixed assets	2,092	5,445
Tax fine	2,019	3,954
Write-off of fixed assets	1,204	-
Revenue from sale of fixed assets	(8,088)	(4,821)
Others, net	2,881	256
	35,987	76,155

Exploration and advanced project costs decreased from US$63 million in 2018 to US$34 million in 2019. This decrease was primarily due to reserves declaration in December 2018 of Sulfides project, therefore this project is in development stage and all the cost incurred were capitalized as part of mine development.

Impairment of long-lived assets

In 2019, Yanacocha Management identified as an impairment indicator the significant increase of the asset retirement and mine closure, as a result the Company had to determinate the recoverable amount for its CGU Yanacocha. Regarding to CGU Conga the Management did not identify any important indicator. As a result of this analysis the Company concluded that no additional impairment loss on CGU Yanacocha was required to be recorded as the recoverable amount exceeded the carrying amount of the CGU’s assets.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expense of US$65 million in 2019 compared to US$29 million in 2018. This increase was by favorable taxable income driver by higher revenues, as well the current income includes the income tax contingencies.

Net loss

Net loss increased by US$13.7 million, from net loss of US$81.5 million in 2018 to net loss of US$95.2 million in 2019, mainly explained by lower by-products, higher reclamation expenses related to non-operating areas and income tax contingencies, partially offset by higher revenues and lower operating costs

Results of Operations for the Years Ended December 31, 2018 and 2017

See “Item 5. Operating and Financial Review and Prospects” in our 2018 20-F for a comparative discussion of Yanacocha’s consolidated results of operations for the year ended December 31, 2018 and 2017.

B.	Liquidity and Capital Resources

As of December 31, 2019, Yanacocha had cash and cash equivalents of US$819 million, substantially all of which were held in U.S. Dollars, as compared to US$723 million as of December 31, 2018.

Cash provided by operating activities

Yanacocha generated net cash flow from operations of US$272 million in 2019 and US$161 million in 2018. The net cash flow from operations in 2019 was 69% or US$111 million higher than in 2018. The increase was primarily driven by higher gold sales and lower operating costs.

Cash used in investing activities

Net cash used in investing activities was US$176 million in 2019 compared to US$161 million in 2018. The increase in cash used in investing activities was mainly due to investment in Quecher Main project and Yanacocha Sulfides project.

Cash used in financing activities

Net cash used in financing activities was US$0.3 million in 2019, as compared to cash generated was US$48 million in 2018. The decrease was due to on June 14, 2018, Yanacocha’s partners approved the issue and sale of 63,922,565 shares to Summit Global Management II BV.

Capital Expenditures

In 2019, Yanacocha’s principal capital expenditures of US$184 million were mainly related to Sulfides project, Quecher Main development capital spend and components assets.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2019:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt instruments	43	-	43	-	-
Right of use liability	0.3	0.3	-	-	-
Trade accounts payable	46	46	-	-	-
Other Short-Term Obligations	11	11	-	-	-
Total Contractual Cash Obligations	100.3	57.3	43	.	-

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2018 20-F. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

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

Cerro Verde’s operation consists of an open-pit copper mine, with a processing capacity of 548,500 metric tons-per-day that includes (i) concentrator facilities with a 409,500 metric ton-per-day capacity (361,500 metric tons-per-day prior to the expansion approved by the MEM during 2018), (ii) solution extraction and electrowinning (SX/EW) leaching facilities with leach copper production derived from a 39,000 metric ton-per-day crushed leach facility and (iii) a run-of-mine (ROM) leach system with a capacity of 100,000 metric tons-per-day. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year.

Cerro Verde has sufficient equipment to move an average of 947,000 tons of material per day using a fleet of haul trucks. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde receives electrical power under long-term contracts with electric utility companies. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs, which Cerro Verde believes will be sufficient to support its currently planned operations.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2017, 2018 and 2019:

	As of and for the year ended December 31,
	2018	2019
Income statement data (1)
Sales (US$ in thousands)	3,054,026	2,890,066
Profit for the year (US$ in thousands)	119,710	390,377

Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (metric tons in thousands)	44,000	65,000
Millable ore reserves (metric tons in thousands)	830,000	809,000
Probable:
Leachable ore reserves (metric tons in thousands)	89,000	31,000
Millable ore reserves (tons in thousands)	3,361,000	3,361,000
Average copper grade of leachable ore reserves (%)	0.25	0.23
Average copper grade of millable ore reserves (%)	0.36	0.35

Production (3)
Cathodes (in thousands of recoverable pounds)	87,583	88,098
Concentrates (in thousands of recoverable pounds)	961,846	915,678
Average realized price of copper sold (US$ per ton payable)	6,422	6,360

(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

(2)	Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data”. Cerro Verde used US$2.5 per pound of copper to determine copper as of December 31, 2019. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.

(3)	Derived from “Item 3. Key Information – A. Selected Financial Data”

Cerro Verde Mining Royalties

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the MEM. As described in Note 13(a), prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year stability agreement, which became effective January 1, 2014. See Note 13(b) for a summary of amounts recognized by the Company for special mining tax and mining royalties for the years ended December 31, 2019 and 2018.

SUNAT assessed mining royalties on materials processed by the Company’s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. The Company contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as the Company began paying royalties on all of its production in January 2014 under its new 15-year stability agreement

On October 29, 2019, the Company completed the payments of disputed assessments related to mining royalties for the period December 2006 to December 2008 that were under an installment program since 2014, Under that installment program, the Company made payments totaling S/711.1 million (US$221.9 million based on the date of payment exchange rate and US$214.4 million based on the December 31, 2019, exchange rate). With respect to the judiciary appeal related to disputed royalty assessments for the year 2006-2007, on August 9, 2017, the Company filed a cassation appeal before the Supreme Court against the resolution issued by the Seventh Contentious Administrative Court, which was admitted in December 2017. The oral hearing before the Supreme Court took place on November 20, 2018 and their decision is pending.

In September 2018, the Peruvian Tax Tribunal confirmed SUNAT’s resolution that ordered the payment of royalties and denied the Company’s request to waive penalties and interest for the period January 2009 through September 2011. The Company elected not to appeal the Tax Tribunal’s decision to the Peruvian Judiciary and is assessing alternative mechanisms to defend its rights.

In October 2018, SUNAT notified the Company demands for payments based on the Tax Tribunal’s decisions for the period January 2009 to September 2011. The Company requested, and was granted two installment payment programs, including a six-month deferral and 66 equal monthly payments for each one, for the period January 2009 through September 2011. Total debt as of December 31, 2019 is S/1.0 billion (approximately US$314.1 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$202.8 million). As of December 31, 2019, the Company has made payments totaling S/315.1 million (US$94.7 million based on the date of payment exchange rate and US$95.0 million based on the December 31, 2019, exchange rate).

On January 18, 2018, the Company received assessments from SUNAT related to mining royalties for the fourth quarter of 2011, on February 15, 2018, the Company appealed these assessments and SUNAT issued resolutions denying this appeal. On November 21, 2018, the Company appealed SUNAT’s resolution to the Tax Court. On December 4, 2019, the Company received a resolution denying the appeal of assessments for the fourth quarter of 2011. On December 18, 2019, SUNAT notified the Company of its demands for payment and on December 26, 2019, the Company paid the total debt of S/57.6 million (US$17.3 million based on the date of payment exchange rate and US$17.4 million based on the December 31, 2019, exchange rate). Also, on January 18, 2018, the Company received assessments from SUNAT related to special mining tax from the fourth quarter of 2011 to the fourth quarter of 2012. The Company appealed these assessments and SUNAT issued resolutions denying this appeal. Consequently, the Company appealed these assessments to the Tax Court which was also denied the appeal in July 2019. The Company then requested, and was granted an installment payment program, including a six-month deferral and 66 equal monthly payments, for the fourth quarter of 2011 through the fourth quarter of 2012. Total debt as of December 31, 2019, is S/255.8 million (approximately US$77.1 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$40.5 million). Payments for this installment program will start in the first quarter of 2020.

On April 18, 2018, the Company received assessments from SUNAT related to mining royalties for the year 2012. On May 17, 2018, the Company appealed these assessments. On January 23, 2019, the Company received a resolution issued by SUNAT denying the appeal of assessments for the year 2012. The Company decided not to appeal these resolutions. The Company requested, and was granted an installment payment program, including a six-month deferral and 66 equal monthly payments, for the year 2012. Total debt as of December 31, 2019, is S/266.1 million (approximately US$80.2 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$45.7 million). The Company has made payments totaling S/65.7 million (US$19.5 million based on the date of payment exchange rate and US$19.8 million based on the December 31, 2019, exchange rate).

On October 10, 2018, the Company received assessments from SUNAT related to mining royalties and special mining tax for the year 2013. On November 7, 2018, the Company appealed these assessments. On May 28, 2019, the Company received resolutions issued by SUNAT denying the appeal of these assessments for the year 2013. The Company decided not to appeal these resolutions. The Company requested, and was granted two installment payment programs, including a six-month deferral and 66 equal monthly payments for each one, for the year 2013. As of December 31, 2019, the amount of these assessments, including interest and penalties for mining royalties for the year 2013 is S/183.9 million (approximately US$55.4 million based on the December 31, 2019, exchange rate including interest and penalties of US$29.5 million) and for the special mining tax for the year 2013 is S/151.0 million (approximately US$45.5 million based on the December 31, 2019, exchange rate including interest and penalties of US$22.1 million). Payments for these installment programs will start in the first quarter of 2020.

In December 2017, as a result of the unfavorable Supreme Court decision on the 2008 royalty matter, the Company requested the return of the amounts that would have been in excess for FONAVI (National Housing Fund) (December 2012 to December 2013), GEM (fourth quarter 2011 until the fourth quarter 2012) and customs duties (2013).

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

Determination of mineral reserves

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

Units of production Depreciation

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

Provision for remediation and Mine Closure

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

Results of Operations for the Years Ended December 31, 2019 and 2018

Sales. Sales, including mark-to-market adjustments for pounds of copper pending settlement, decreased by 5%, from US$3,054.0 million in 2018 to US$2,890.1 million in 2019, principally due to lower sales volume and a decrease in the average realized copper price. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019	Variation
Average price
Copper (US$ per ton)	6,422	6,360	-1%

Volume sold (unaudited)
Copper (in tons)	475,574	454,432	-4%

Average realized copper prices per ton decreased from US$6,422 in 2018 to US$6,360 in 2019. The volume of copper sold decreased from 475,574 tons in 2018 to 454,432 tons in 2019. The combined effect of these changes resulted in a US$164.0 million decrease in income from sales of copper in 2019 compared to 2018.

Total costs of sales of goods. Total costs of sales of goods decreased from US$2,011.0 million in 2018 to US$1,954.7 million in 2019, due mainly to the net effect of the following:

(a)       Labor costs, including workers’ profit sharing, decreased by 20%, from US$357.7 million in 2018 to US$285.1 million in 2019, mainly due to a union agreement bonus payment as part of the new collective labor agreement in 2018.

(b)       Energy costs decreased by 10%, from US$254.2 million in 2018 to US$228.9 million in 2019 due to lower power price (0.0639 vs 0.0717 $/kwh).

(c)       Repair and maintenance services increased by 14%, from US$159.5 million in 2018 to US$181.2 million in 2019.

(d)       Depreciation and amortization increased by 4%, from US$512.3 million in 2018 to US$535.0 million in 2019.

Total operating expenses. Operating expenses decreased by 29%, from US$205.7 million in 2018 to US$146.9 million in 2019 due mainly to the following:

(a)       Selling expenses decreased by 20%, from US$137.0 million in 2018 to US$109.5 million in 2019, mainly due to a decrease in concentrate ocean freight, lower land freight and port facilities as a result of lower concentrate sold.

(b)       Other expenses decreased by 46%, from US$68.7 million in 2018 to US$37.4 million in 2019, mainly due to lower expenses associated with disputed mining royalties.

Income tax. Income tax expense, including current and deferred expense, decreased by 8%, from an expense of US$325.2 million in 2018 to an expense of US$298.1 million in 2019 primarily due to lower taxable profit associated with disputed mining royalties in 2018.

Profit of the year. As a result of the foregoing, profit of the year increased by 226%, from US$119.7 million in 2018 to US$390.4 million in 2019. As a percentage of net sales, net income was 14% in 2019, compared to 4% in 2018.

Results of Operations for the Years Ended December 31, 2018 and 2017

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 for a comparative discussion of Cerro Verde’s consolidated results of operations for the year ended December 31, 2018 and 2017.

B.	Liquidity and Capital Resources

As of December 31, 2019, Cerro Verde had cash and cash equivalents of US$481.5 million, compared to US$501.2 million as of December 31, 2018.

Cash provided by operating activities for the years ended December 31, 2019 and 2018. Net cash and cash equivalents provided by operating activities were US$820 million in 2019, compared to net cash provided by operating activities of US$809 million in 2018.

This change in net cash flow provided by operating activities in 2019 compared to 2018 was mainly attributable to the following factors:

•	a decrease in benefits payments to employees from US$50.4 million in 2018 to US$8.8 million in 2019.

•	a decrease in interest payments (not included in the financing activities) from US$47 million in 2018 to US$37 million in 2019.

Cash used in investing activities for the years ended December 31, 2019 and 2018. Net cash used in investing activities increased from US$457.4 million in 2018 to US$479.3 million in 2019, mainly due to higher payments related to the purchase of property, plants and equipment.

Cash used in financing activities for the years ended December 31, 2019 and 2018. Net cash and cash equivalents used in financing activities was US$360 million in 2019, compared to net cash used in financing activities of US$450 million in 2018. The decrease in net cash in financing activities was primarily due to a decrease in (i) the syndicated loan payments and (ii) dividend payment of US$ 150 million.

Long-term Debt

As of December 31, 2019, Cerro Verde had total long-term debt of US$903 million mainly in connection with the senior unsecured credit facility and lease liabilities.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2019:

		Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-5 years	More than 5 years
Trade and other payables	224,920	224,920	-	-
Accounts payable – related parties	14,088	4,014	10,074	-
Other financial liabilities	911,675	8,855	825,877	76,94
Other accounts payable	461,844	99,380	72,759	289,705
Total Contractual Cash Obligations	1,612,527	337,169	908,710	366,648

ITEM 6.	Directors, Senior Management and Employees

A.	Board of Directors and Senior Management

Our Board is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board. The Board, which must be composed of seven members, is elected at the Annual Mandatory Meeting of shareholders (the “Annual Mandatory Meeting”) for a three-year term. The most recent Board election took place in March 2017 and the next one is scheduled to take place in the next Annual Mandatory Meeting, which as of the date of this report is still to be rescheduled once the current emergency restrictions on public gatherings are lifted. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides(1)	65	Chairman of the Board	1980	March 2023
Jose Miguel Morales (1)	74	Director	2012	March 2023
Felipe Ortiz-de-Zevallos	72	Director	2003	March 2023
Marco Antonio Zaldívar	59	Director	2020	March 2023
William Champion	66	Director	2016	March 2023
Diego de la Torre	57	Director	2017	March 2023
Nicole Bernex	70	Director	2018	March 2023

Executive Officers
Victor Gobitz	55	President and Chief Executive Officer	2017
Leandro Garcia	52	Vice President and Chief Financial Officer	2017
Raúl Benavides (1)	64	Vice President Business Development	1997
Alejandro Hermoza	58	Vice President Community Relations	2008
Juan Carlos Ortiz	49	Vice President Operations	2018
Gulnara la Rosa	55	General Counsel	2012

(1)	Roque Benavides is the brother of Raúl Benavides, and José Miguel Morales is the brother-in-law of Roque Benavides and Raúl Benavides.

Set forth below is biographical information concerning members of our management.

Roque Benavides, Chairman of the Board and member of the Nominating Committee. Mr. Benavides received his degree in Civil Engineering from the Pontifical Catholic University of Peru (PUCP) in 1977 and his Master of Business Administration from the Henley Business School at the University of Reading in the U.K. in 1980. He completed the Management Development Program at the Harvard Business School in 1985 and the Advanced Management Programme at Oxford University in 1997. He is currently Chairman of the Board and a member of the board of directors of some of the Company’s related entities. He is also a member of the board of directors of Banco de Crédito del Perú and UNACEM. He was previously President of the Peruvian Mining, Oil, and Energy Association (SNMPE) and the Peruvian Confederation of Private Business Institutions (CONFIEP).

José Miguel Morales, Director and member of the Nominating and Corporate Governance Committees. Mr. Morales is an attorney at law who graduated from the Pontifical Catholic University of Peru (PUCP) in 1958 and completed the Sloan Program at Stanford University School of Business in 1976. He served as Chief Counsel to the Company from 1973 to 2012 and was elected as a member of the Board in 2012. He has been a senior partner at the law firm Estudio Aurelio García Sayán since 2007 and has worked for the firm since 1965. He is also a member of the board of directors of some of the Company’s related entities and various other businesses. He was President of the Institute of Mining and Oil Law, the Peruvian Mining, Oil, and Energy Association, and CONFIEP. He is currently the President of the Entrepreneurs for Education Association.

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz-de-Zevallos has been a member of the Board since August 2003. He was the Rector of the Universidad del Pacífico from 2004 to 2006. He is the founder of Grupo APOYO and has been the president of the organization since 1977. He received his degree in Industrial Engineering from the National University of Engineering (UNI) (and obtained his MSc in Administration and Systems from the University of Rochester. He graduated from the OPM Program at Harvard Business School in 1996. He also served as Peruvian Ambassador to the United States from September 2006 to March 2009.

Marco Antonio Zaldivar, Director. Mr. Zaldívar, a certified Public Accountant, graduated from the Universidad de Lima. He also graduated from PAD’s the Management Development Program at the Universidad de Piura and holds a Master of Business Administration from the Adolfo Ibáñez School of Management, USA. He is also a member of the board of directors of various companies, including Backus & Johnston, Banco Santander and Cementos Pacasmayo. He was previously Chairman of the board of directors of the Lima Stock Exchange and the second Vice President of Confiep.

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

Victor Gobitz, President and Chief Executive Officer. Mr. Gobitz has been the General Manager of Buenaventura since January 2017. He has also been a Director of Sociedad Minera El Brocal since 2017. He was previously the CEO of Compañía Minera Milpo from 2013 to 2016, as well as General Manager and Director of Río Alto Mining (now Tahoe Resources). He served as General Manager and Director of Castrovirreyna Compañía Minera, Operations Manager of Sociedad Minera El Brocal, and Assistant General Manager and Director of Volcan Compañía Minera. He is currently a Director of Gerens Escuela de Negocios and a professor at Pontifical Catholic University of Peru. He was the President of the Peruvian Institute of Mining Engineers (IIMP). He graduated from Pontifical Catholic University of Peru in 1986 and received his Master of Business Administration from the ESAN School of Business in 1998. He has also studied at the Kellogg School of Management and the Wharton School at the University of Pennsylvania.

Leandro Garcia, Vice President and Chief Financial Officer. Mr. Garcia earned his bachelor’s degree in business administration and a bachelor’s degree in accounting from Universidad del Pacífico and his Master of Business Administration from the University of Miami in Florida. He completed the Management Development Program at Harvard Business School in 2017. He held the position of Treasury Head at Buenaventura from 1990 to 1997. He also worked as the finance manager at Sociedad Minera El Brocal until 2000. , as general manager of Boticas BTL until 2005, and general manager of Boticas Inkafarma until June 2011. He rejoined Buenaventura as Controller General in July 2011. He has also served as director of Química Suiza Retail, the business that manages the Mi Farma pharmacy chain, from January 2016 until January 2018. Mr. Garcia has also served as Chief Executive Officer of Consorcio Energético de Huancavelica and a director of Sociedad Minera El Brocal, Compañía Minera Condesa y Empresa de Generación Huanza.

Juan Carlos Ortiz, Vice President of Operations. Mr. Ortiz earned his bachelor’s degree in mining engineering from the Pontificia Universidad Católica del Peru in 1992. He also holds a Master’s in Engineering, with a focus on Mineral Engineering Management, from Pennsylvania State University. Prior to assuming his new role at Buenaventura, Mr. Ortiz was the Technical Services Manager at Volcan Compañia Minera, a polymetallic mining company and one of the largest producers of zinc, lead and silver in the world, where he was responsible for the departments of Engineering, Projects, Planning and Environmental Matters as well as Volcan’s Alpamarca and Cerro de Pasco operations. Prior to this post, he served Chief Operations Officer at Compañía Minera Milpo (now part of the Nexa Resources Group), where he was responsible for the Cerro Lindo, Atacocha and El Porvenir operations.

Raúl Benavides Ganoza, Vice President of Business Development. Mr. Ganoza earned his bachelor’s Degree in Mining Engineering from the University of Missouri—Rolla, Master of Mining Administration from Pennsylvania State University, and completed the Advanced Management Program at Harvard Business School (AMP-160). He has served as President of the IIMP, as well as being the Founder and President of the Mining Safety Institute (ISEM). He is currently the President of the vocational mining school CETEMIN. He has worked at Buenaventura since 1980, and is the Director of 11 related companies.

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

During the year ended December 31, 2019, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$14.4 million, including director’s fees accrued in 2018 and paid in 2019. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 30(d) to the Consolidated Financial Statements for further information.

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

Compensation Committee

The compensation committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee for 2019 were Messrs. Ortiz-de-Zevallos, Suárez and de la Torre.

Nominating Committee

The Nominating Committee is responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders. The members of the Nominating Committee for 2019 were Messrs. Benavides, Morales and Ortiz-de-Zevallos.

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2019 were Messrs. Benavides, Morales and Ortiz-de-Zevallos.

D.	Employees

As of December 31, 2019 we, including our subsidiaries and Coimolache, had 3,087 employees. In addition, we have entered into arrangements with independent contractors that employed 9,428 workers at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2019, the average tenure of Buenaventura’s permanent laborers was approximately 9 years.

Of the 3,087 permanent employees employed by Buenaventura and its subsidiaries directly, approximately 49% are members of 14 different labor unions (including five unions for clerical workers and nine unions for laborers), representing all aforementioned clerical workers and laborers in collective negotiations. There are also seven unions for workers employed by independent contractors that were formed over the last seven years in our mines at Uchucchacua, Orcopampa and Julcani, El Brocal y Tantahuatay.

Each of the labor unions is company-based with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length and set wages for the applicable period and benefits such as overtime, bonuses and family benefits.

In January 2019 we experienced a 21 day stoppage at the Uchucchacua mine called by the workers’ union for contractor companies. In June, we experienced a two day stoppage in Orcopampa relating to the affairs of Orcopampa’s community. In August, we experienced a 10 day stoppage in Orcopampa relating to the affairs of Chilcaymarca’s community. In September, we experienced a stoppage in Uchucchacua relating to affairs of Oyon’s community that lasted 2 days. Finally, in September, we experienced a 4 day stoppage at the Uchucchacua and Orcopampa Mines that was called by the Mining National Workers Federation.

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

Under Peruvian law, we may dismiss workers for cause by following certain formal procedures. We may dismiss a worker without cause, provided that we pay such worker a layoff indemnification in an amount equal to one and a half month’s salary for each full year worked plus the pro rata portion for any uncompleted year, not to exceed in the aggregate 12 months’ salary, and subject to the worker’s acceptance. Several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer’s grounds, have limited our ability to dismiss a worker without cause. However, all employees are entitled to a severance payment upon termination of their employment, regardless of the reason for such termination, equal to approximately one month’s salary for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws enacted in 1991, we deposit funds for severance payments in a special bank account selected by each employee and for the benefit of such employee, in both May and November of each year (approximately 50% of a monthly salary each time).

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

In addition, we pay EsSalud, the Social Health Insurance Institute of Peru, 9% of our total payroll for general health services for all permanent employees. Further, Law No. 26790 also requires us to provide private insurance representing an average payment equal to 1.30% of the payroll of covered employees for employment-related incapacity and death for blue collar employees and other employees exposed to mining-related hazards.

E.	Share Ownership

As of March 31, 2020, our directors and executive officers, as a group, owned 41,874,206 Common Shares, representing 16.50% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2020 is set forth below:

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares

Roque Benavides †	13,912,006	5.48			13,912,006	5.48
William Champion	—	—	—	—	—	—
José Miguel Morales †	14,133,836	5.57			14,133,836	5.57
Nicole Bernex	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Germán Suárez	—	—	—	—	—	—
Raúl Benavides †	13,813,836	5.44	—	—	13,813,836	5.44
Diego de la Torre	14,528	0.01	—	—	14,528	0.01
Juan Carlos Ortiz	—	—	—	—	—	—
Alejandro Hermoza	—	—	—	—	—	—
Gulnara la Rosa	—	—	—	—	—	—
Leandro Garcia	—	—	—	—	—	—
Victor Gobitz	—	—		—	—	—
Directors and Executive Officers as a Group †	41,874,206	16.50	—	—	41,874,206	16.50

†      Includes Common Shares owned by the applicable director or officer and his or her spouse.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2020 we had 274,889,924 Common Shares outstanding, of which 21,174,734 were treasury shares, and 744,640 Investment Shares, of which 472,963 were treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2020, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares (1)(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares (1)(3)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares (1)(4)

Van Eck Associates Corp	28,197,615	11.11	—	—	28,197,615	11.11
Fidelity Management & Research Company	17,733,601	6.99	—	—	17,733,601	6.99
Blanca Benavides de Morales (5)	14,133,836	5.57	—	—	14,133,836	5.57
Roque Benavides Ganoza	13,912,006	5.48	—	—	13,912,006	5.48
Raul Benavides Ganoza	13,813,836	5.44	—	—	13,813,836	5.44
Blackrock Fund Advisors	8,790,373	3.46	—	—	8,790,373	3.46
Azvalor Asset Management SGIIC SA	8,192,986	3.23	—	—	8,192,986	3.23
The Vanguard Group, INC.	7,841,715	3.09	—	—	7,841,715	3.09
Morgan Stanley Investment Management INC.	7,620,882	3.00	—	—	7,620,882	3.00
State Street Global Advisors (SSGA)	6,926,923	2.73	—	—	6,926,923	2.73
T. Rowe Price Associates, INC	6,822,710	2.69	—	—	6,822,710	2.69

(1)	The table above excludes treasury shares. As of March 31, 2020 Buenaventura held 14,474 common shares and 1,230 Investment Shares and our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.

(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.

(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.

(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.

(5)	Blanca Benavides de Morales is the spouse of José Miguel Morales.

As of March 31, 2020, we estimate that 212,570,181 Common Shares were held in the U.S., which represented approximately 83.78% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 54 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) totaled US$ 10.5 million in 2017, US$15.5 million in 2018 and US$14.4 million in 2019. Please refer to Note 30(d) to the Consolidated Financial Statements for further information.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3% royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$20.7 million, US$20.4 million and US$22.3 million in 2017, 2018 and 2019, respectively, and are presented as royalty income in our consolidated statements of income.

Condesa did not receive cash dividends from its investment in Yanacocha in 2017, 2018 or 2019.

We did not receive cash dividends from Cerro Verde in 2017. However, in 2018 and 2019 we received cash dividends in an amount of US$39.2 million and US$29.4 million, respectively.

We received cash dividends from Coimolache of approximately US$9.8 million in 2017, US$7.6 million in 2018 and US$4.0 million in 2019.

During 2017, we received an advanced payment of US$124.8 million for the long-term loan held with Sociedad Minera Cerro Verde S.A. from 2015.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. In June 2006, an addendum to this contract extended the completion date to June 2007. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in 2007. In exchange for us operating and managing the transmission project, Yanacocha pays a fee of US$3.7 million with annual maturities. The annual revenues for these services amounted to approximately US$0.9 million in 2016, US$0.4 million in 2017 and 2018 and US$ 0.3 million in 2019.

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

The Board, following the end of each fiscal year, makes a recommendation at the Annual Mandatory Meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares. The Shareholders Meeting can delegate to the Board the approval to pay interim dividends.

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache, Cerro Verde and Yanacocha), 20% of attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8% of pre-tax profits (which may differ from pre-tax profits determined under IFRS due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid.

Next, remaining earnings are taxed at the standard corporate income tax rate, which is 29.50%. Not less than 10% of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations, in which case it must be replenished again. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20% of the paid-in share capital. In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders.

Dividends are subject to an additional withholding tax for shareholders that are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. For dividends paid out of our accumulated net profits, the withholding tax rate is 5% when the dividend originated from profits earned on or after January 1, 2017. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Amounts distributed with respect to ADSs were subject to a Peruvian withholding income tax of 6.8% for profits earned during 2016, which was the withholding tax rate applicable to distributions in respect of Common Shares during 2016. The withholding tax rate decreased to 5% for dividends paid out of our accumulated net profits after December 31, 2016. See “Item 10. Additional Information—E. Taxation—Peruvian Tax Considerations.”

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2016 to 2019. Dividends with respect to the years 2016 to 2019 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2016	0.030	0.057	0.087	0.030	0.057	0.087	0.030	0.057	0.087
2017	0.030	0.030	0.060	0.030	0.030	0.060	0.030	0.30	0.60
2018	0.060	0.060	0.120	0.060	0.060	0.120	0.060	0.060	0.012
2019	0.027	0.027	0.054	0.027	0.027	0.054	0.027	0.027	0.054

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders of public companies that are sociedades anónimas abiertas such as us and that were formerly contained in Law No. 26985, which was abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Mandatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Mandatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$ 1,300 and US$ 32,500 in case the Company fails to comply such provisions for the protection of non-controlling shareholders.

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

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows

2016	1.31	38.00	14.00	410.23	12.51	3.80	0.00	0.00	0.00
2017	0.47	48.10	35.95	350.69	14.96	10.87	0.01	24.50	22.10
2018	0.85	54.94	39.00	325.87	16.80	11.67	0.01	22.15	19.60
2019	0.80	57.05	45.30	295.27	17.85	13.77	0.01	17.00	16.00

Quarterly highs and lows

2018
1st quarter	0.18	52.00	45.25	81.81	16.53	13.99	0.00	22.15	21.99
2nd quarter	0.06	53.09	44.53	70.88	16.80	13.54	0.00	0.00	0.00
3rd quarter	0.04	44.90	39.00	66.83	13.99	11.67	0.00	19.60	19.60
4th quarter	0.57	54.94	44.20	106.34	16.66	12.44	0.00	0.00	0.00

2019
1st quarter	0.08	57.00	50.75	77.43	17.78	14.80	0.01	17.00	16.80
2nd quarter	0.05	57.05	49.00	68.15	17.71	14.15	0.00	16.80	16.00
3rd quarter	0.04	55.80	47.30	82.52	17.85	13.91	0.00	0.00	0.00
4th quarter	0.63	51.10	45.30	67.16	15.83	13.77	0.00	0.00	0.00

Monthly highs and lows

2019
October	0.01	51.10	45.30	22.74	15.67	13.77	0.00	0.00	0.00
November	0.00	51.10	49.50	19.10	15.83	14.63	0.00	0.00	0.00
December	0.62	51.00	47.77	25.32	15.45	14.43	0.00	0.00	0.00

2020
January	0.00	42.00	42.00	22.92	15.36	12.13	0.00	0.00	0.00
February	0.00	42.50	40.00	37.40	13.12	11.15	0.00	0.00	0.00
March	0.00	32.40	25.00	45.79	11.68	5.12	0.00	0.00	0.00

(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2020, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2020, there were 983 owners of record of the Common Shares and 886 owners of record of the Investment Shares.

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

Our capital stock comprises Common Shares and investment shares. Common Shares have full voting rights while investment shares do not. As of December 31, 2019, there were 274,889,924 Common Shares outstanding, of which 21,174,734 were held in treasury. In the case of Investment Shares, there were 744,640 shares in total, of which 472,963 were held in treasury. In total there are 253,986,867 outstanding shares, and this number has not changed throughout the year 2019. The capital stock is fully subscribed and paid. Additionally, the par value per share (for both Common Shares and Investment Shares) is S/.10.

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

Directors

The Board, which must be composed of seven members, is elected at the Annual Mandatory Meeting. Any changes in the Board require the approval of the shareholders. The removal of the Board must be approved at a shareholders’ meeting, attended by holders of 75% of the Common Shares in the first summons and 70% of the Common Shares in the second summons, by resolution approved by at least two thirds of the total number of Common Shares outstanding. In the case of resignation of directors, the Board may appoint substitute directors who will serve until the next shareholders’ meeting.

Members of the Board (“Directors”) are elected as a group for a term of three years and may be reelected indefinitely. Pursuant to Article 29 of our By-laws, Directors are not required to be shareholders. The Board, in its first meeting after the Annual Mandatory Meeting during which elections are held, must choose from among its members a Chairman and a Vice Chairman. The Peruvian Companies Law requires that all companies (sociedades anónimas) provide for the representation of non-controlling shareholders on their Boards of Directors. To that effect, each of our Common Shares gives the holder the right to as many votes as there are directors to be elected. Each holder may pool his votes in favor of one person or distribute them among various persons. Those candidates for the Board who receive the most votes are elected directors.

The Board of Directors meets when called by the Chairman of the Board, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, as amended by Law No. 30050 in force since June 27, 2013, provides that directors and managers are liable for economic damages or any other kind of damages caused to us by any transaction they have approved that favors such director’s, or a related party’s, interest instead of the Company’s, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such company’s assets. Directors not participating in the Board meeting or that voted against the transaction are not liable.

In addition, Article 51 of the Securities Market Law contains additional prohibitions for directors and managers of companies whose shares are traded in the stock exchange. Pursuant to Article 51(a) of such law, directors and managers are forbidden to receive loans from listed companies and from using goods and services of the listed company without the Board’s authorization for their own use, in their own profit or to benefit persons related to the directors and managers. Additionally, subsection (b) thereof further provides that directors and managers are forbidden from using their positions to obtain improper benefits for them or for persons related to them.

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

Our By-laws also do not contain any provisions with respect to the power of the directors to vote upon matters relating to their own compensation. Nevertheless, Article 30 of the By-laws requires that the Board receive compensation of no more than 4% of the profits of each fiscal year after making deductions for workers’ profit sharing, taxes, reinvestment of profits for tax benefits and legal reserves. This amount will be submitted for ratification by the General Meeting during the Annual Mandatory Meeting, at which time it approves the statement of financial position, taxes, reinvestment of profits for tax benefits and legal reserves.

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

The Investment Shares do not represent our stock obligations. Holders of Investment Shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings. However, Investment Shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as Common Shares, as well as to participate in increases of the Investment Shares account.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-laws, the Annual Mandatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law, to determine whether we have incurred any breach of the Peruvian Companies Law or regulations of the SMV and to impose sanctions. Shareholders’ meetings are convened by the Board when deemed convenient for us or when it is requested by the holders of at least 5% of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of at least 5% of the Common Shares, the shareholders’ meeting is not convened by the Board within 15 business days of the receipt of such request, such holders of at least 5% of the Common Shares may request a notary public or a judge to convene the meeting. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or in any other way amend the terms of the summons already made upon the request of at least 5% of the Common Shares or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. The notary public or the judge of the domicile of the Company shall call for the shareholders meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta such as ourselves. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally commenced, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

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

Under our By-laws, the following actions are to be taken at the Annual Mandatory shareholders’ meetings: approval of our statements of financial position, profit and loss statements and annual reports; the approval of management performance; the allocation of profits; the election of external auditors; the election of the members of the Board; and any other matters submitted by the Board. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

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

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10, Regulation No. 05-2009-EF-94.01.1 and Regulation No. 034-2025-SMV-01.of the SMV, when, an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25%) of the voting shares of a company with shares listed in a stock exchange, as well as upon any person or group increasing its ownership above the 50% and 60% thresholds, a procedure known as Oferta Pública de Adquisición, or a “Takeover Bid,” must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF.94.10 of the SMV, as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5% of our paid-in capital.

Changes in Capital

Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than is required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as us, from including in their By-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. We cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such agreement is recorded in our share register (matrícula de acciones) or in CAVALI ICLV S.A., unless they refer to shares that are nor listed in a stock exchange, which is not the of our shares.

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

Criminal liability of companies

On April 2016, Law No. 30424 was enacted to establish the administrative liability of legal entities, such as us, in connection with transnational active bribery. The law has been amended by Legislative Decree No. 1352, which was published on January 7, 2017 and became effective on January 1, 2018. Regulations to this law have been recently approved by Supreme Decree No,. 002-2019-JUS. The amendment expanded the definition of bribery beyond transnational active bribery to include asset laundering, illegal mining and organized crime. The law provides rules to be followed in case of a merger or spin-off and states that a legal entity is administratively liable for the above crimes when they have been committed in its name or for its benefit by its shareholders, directors, managers or employees that are subject to the control and authority of the legal entity. Several sanctions can be imposed on a company as result of such crimes, including fines, prohibitions on performing certain activities, cancellation of permits and even dissolution. A legal entity is not liable if its shareholders, directors, managers or employees engage in bribery or related crimes solely for their own benefit or for the benefit of third parties other than the legal entity. The Company will be exempted from any liability for such crimes if it adopts within its organization, and before the crime is committed, a so-called prevention model consistent with the Company’s nature, risks, necessities and characteristics, consisting in control, monitoring and surveillance measures suitable to prevent such crimes. Such model includes the appointment by the Board of a person in charge of prevention that must perform autonomously. In order to file a criminal accusation against the Company, a technical report from the SMV that analyzes the prevention model is required. We have prepared the prevention model required under Law No. 30424, as amended, in addition to the other compliance measures and policies we currently have. The regulations contain, among other provisions, several definitions, types of risks and the criteria to identify them, as well as the minimum elements a prevention model must contain.

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

The Board, following the end of each fiscal year, makes a recommendation at the Annual Mandatory Meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares. The Shareholders Meeting can delegate to the Board the approval to pay interim dividends.

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache, Cerro Verde and Yanacocha), 20% of attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8% of pre-tax profits (which may differ from pre-tax profits determined under IFRS due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid.

Next, remaining earnings are taxed at the standard corporate income tax rate, which is 29.50%. Not less than 10% of such after-tax net profits must then be allocated to a legal reserve, which is not available thereafter except to cover future losses or for use in future capitalizations, in which case it must be replenished again.. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve continues until the reserve constitutes 20% of the paid-in share capital. In addition, the holders of Common Shares can agree to allocate any portion of the net profits to any special reserve. The remainder of the net profits is available for distribution to shareholders.

Dividends are subject to an additional withholding tax for shareholders that are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. For dividends paid out of our accumulated net profits, the withholding tax rate is 5%, when the dividend originated from profits earned on or after January 1,2017. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Amounts distributed with respect to ADSs were subject to a Peruvian withholding income tax of 6.8% for profits earned during 2016, which was the withholding tax rate applicable to distributions in respect of Common Shares during 2016. The withholding tax rate decreased to 5% for dividends paid out of our accumulated net profits after December 31, 2016. See “Item 10. Additional Information—E. Taxation—Peruvian Tax Considerations.”

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

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders of public companies that are sociedades anónimas abiertas, such as us, and that were formerly contained in Law No. 26985, which had been abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Mandatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Mandatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$ 1,300 and US$ 32,500 in case the Company fails to comply such provisions for the protection of minority shareholders.

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

The following summarizes the material Peruvian and U.S. federal income tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as partnerships and other entities classified as partnerships for U.S. federal income tax purposes, banks, dealers and traders in securities or foreign currencies, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes, holders who actually or constructively own 10% or more of our shares by either vote or value, certain taxpayers who file applicable financial statements required to recognize income no later than when the associated revenue is reflected on such financial statements and holders who acquired our ADSs or Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder (as defined below), including gift, estate, any U.S. state or local taxes, non-U.S. taxes, other than Peruvian taxes as provided below, the U.S. federal alternative minimum tax or the U.S. Medicare tax on net investment income. There is no tax treaty currently in effect between Peru and the U.S., except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the U.S. which are subject to change and possibly with retroactive effect.

“U.S. Holder” means a beneficial owner of ADSs or Common Shares that is (i) a U.S. citizen or resident, (ii) a domestic corporation, (iii) a trust subject to the control of one or more U.S. persons (as described in Section 7701(a)(30)) of the U.S. Internal Revenue Code of 1986, as amended, “Code”) and the primary supervision of a U.S. court or that has validly elected to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds ADSs or Common Shares, the tax treatment of a partner will generally depend on the status of the partner in such partnership and the activities of the partnership. Partners of partnerships holding ADSs or Common Shares should consult their tax advisors.

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares and amounts distributed with respect to ADSs are subject to Peruvian withholding income tax, at a rate of 5% for dividends paid or to be paid beginning January 1, 2017, when the dividend originated from profits earned on or after January 1, 2017. If the dividend originated from profits earned between January 1, 2015 and December 31, 2016, the withholding income tax rate for the dividend is 6.8%. If the dividend originated from profits earned as of December 31, 2014, the withholding income tax rate for dividends is 4.1%. The dividends distribution is related to prior accumulated results. This regime is applicable on dividends that are paid to shareholders that are: (i) individuals, whether resident or nonresident in Peru or (ii) nonresident entities. As a general rule, the distribution of additional Common Shares representing profits, distribution of shares which differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to Common Shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian Income Tax or withholding taxes.

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

On September 12, 2015 Law No. 30341 was published. This law entered into effect on January 1, 2016 and states that capital gains from the disposal of ADSs or Common Shares through December 31, 2018 issued by legal entities incorporated in Peru, executed through the Lima Stock Exchange, are exempt from Peruvian Income Tax if: (i) within a period of twelve (12) months the holder and its related parties do not transfer 10% or more of the issued shares of the legal entity in one or more transactions; and (ii) the Common Shares issued by such legal entity shall have been continuously traded in the stock market (the rules to determine if such shares are continuously traded are set forth in Law No. 30341, as amended). Law No. 30341 was amended by Legislative Decree No. 1262, published on December 10, 2016 and effective since January 1, 2017, which introduced minor amendments related to capital gains deriving from the disposal of ADSs and Common Shares and extended this income tax exemption through December 31, 2019. Law No. 30341 was amended for a second time by Urgent Decree No. 005-2019, published on October 24, 2019 and effective on January 1, 2020, which introduced minor amendments regarding to the rules to determine when shares are continuously traded; and extended this income tax exemption through December 31, 2022.

Exchange Transactions

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

Other Considerations

As explained in Item 10. Memorandum and Articles of Association – Final Beneficial Owners, on August 2, 2018, Legislative Decree No. 1372 was published. This law entered into effect on August 3, 2018 and its regulations were enacted by Supreme Decree No. 003-2019-EF, published on January 8, 2019. According to this law and its regulations, legal entities domiciled or established in Peru must report the identity of its ultimate beneficial owners, as a tool for law enforcement agencies to confront tax evasion, money laundering and terrorist financing. For this reporting obligation, legal entities includes any corporation, partnership or similar entity, trust, investment fund or joint venture. This obligation is also applicable to legal entities which are not domiciled in Peru but have a branch, subsidiary, joint venture or permanent establishment in Peru or, in the case of trusts, which have a grantor, settlor, beneficiaries or trustees domiciled in Peru. Ultimate beneficial owner is defined as the individual that effectively owns or controls a legal entity. For this purpose, ownership is when at least 10% of the capital of the legal entity is directly or indirectly under the ownership of an individual and its related parties. On September 25, 2019, the Tax Authority issued Superintendence Resolution No. 185-2019/SUNAT, establishing rules for this mandatory report and, for the legal entities that qualify as principal taxpayers as of November 30, 2019, the first deadline for filing this mandatory report was established within the first half of December 2019. The first deadline to present the affidavit with information regarding the final beneficiaries as of November 30, 2019 was set in the first half of December 2019.

Peruvian law was amended with the objective to grant greater guarantees to the taxpayers through application of the general anti-evasive rule (Rule XVI of the Preliminary Title in the Tax Code) and with the objective of providing more tools to the Tax Administration for effective implementation of the rule.

U.S. Federal Income Tax Considerations

Assuming the obligations contemplated by the Amended and Restated Deposit Agreement are being performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) generally will be treated for U.S. federal income tax purposes as the beneficial owners of the Common Shares represented by those ADSs. U.S. Holders should be aware that the U.S. Internal Revenue Service (the “IRS”) has expressed concerns that parties to whom ADSs are pre-released before common shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. Accordingly, the creditability of any Peruvian taxes could be affected by actions taken by such parties or intermediaries.

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

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a domestic corporation are not eligible for the dividends received deduction available to such corporations. Under current law, a reduced U.S. tax rate is imposed on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation that is not a passive foreign investment company (“PFIC”) (as discussed below) and either (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) should apply with respect to the ADSs as long as the ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. Holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a reduced rate. In the case of our Common Shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding our Common Shares directly and not through an ADS are urged to consult their own independent tax advisors.

Dividends paid in Soles are includible in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion or other taxable disposition of the Soles for a different amount of U.S. dollars will be U.S. source ordinary income or loss for U.S. federal income tax purposes. Distributions to U.S. Holders of additional Common Shares or preemptive rights with respect to Common Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax but in other circumstances may constitute a taxable dividend.

A U.S. Holder will generally be entitled to claim a U.S. foreign tax credit in respect of any Peruvian taxes imposed on dividends received on our Common Shares or Common Shares represented by ADSs, subject to generally applicable limitations and restrictions. In the case of U.S. individuals for whom the reduced rate of tax on dividends applies, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Code. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Peruvian taxes. Dividends received with respect to our Common Shares or Common Shares represented by ADSs will be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. Holder generally is not subject to U.S. federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Capital Gains

U.S. Holders will recognize taxable gain or loss on the sale or other taxable disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Common Shares. Generally, such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations under the Code. Any gain recognized by a U.S. Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a sale or other taxable disposition of Common Shares or ADSs in a transaction subject to Peruvian tax, the U.S. Holder may not be able to claim a U.S. foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit.

For U.S. federal income tax purposes, U.S. Holders will not recognize gain or loss on deposits or withdrawals of Common Shares in exchange for ADSs or on the exercise of preemptive rights.

A non-U.S. Holder of ADSs or Common Shares will not be subject to U.S. federal income or withholding tax on gain from the sale or other disposition of ADSs or Common Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company

Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our audited or projected financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year. However, because this determination is based on our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, involves the application of complex tax rules, including the application of proposed United States Treasury Regulations, on which we are entitled to rely until they are finalized, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

A foreign corporation is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes interest, dividends, rents, royalties and certain gains (including certain commodityrelated gains), but active business gains from the sale of commodities is not considered “passive income” for purposes of determining whether a company is a PFIC. Our PFIC status for any taxable year is likely to depend upon the extent to which our gross profit from our mining activities is considered active business gains.

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

If we were a PFIC, U.S. Holders of interests in a holder of ADSs or Common Shares may be treated as indirect holders of their proportionate share of the ADSs or Common Shares and may be taxed on their proportionate share of any excess distribution or gain attributable to the ADSs or Common Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or taxable disposition of its interest in the actual holder as gain on the sale or taxable disposition of the ADSs or Common Shares.

U.S. Holders are urged to consult their own independent tax advisors regarding the potential application of the PFIC rules and related reporting requirements to the Common Shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Common Shares and the proceeds from the sale, exchange, redemption or other disposition of the ADSs or Common Shares may be reported to the IRS and a backup withholding tax may apply to such amounts unless the holder (i) is a corporation (which may be required to establish its exemption by certifying its status on IRS Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification number in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed IRS Form W-8BEN or W-8BEN-E or other applicable Form W-8, or (iv) otherwise establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

“Specified Foreign Financial Asset” Reporting

U.S. Holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

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

See “Item 4. Information of the Company Buenaventura—C. Organizational Structure”

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

As of March 31, 2020, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to December 2020, El Brocal had no outstanding hedging commitments.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2020.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. Dollar (Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 33(a.3) to the Consolidated Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks

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

Persons depositing or withdrawing shares must pay:	Payable to:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Depositary	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Depositary	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Depositary	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	Depositary	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Expenses of the Depositary	Depositary	Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	Depositary	As necessary

Fees Incurred in Past Annual Period

From January 1, 2019 to April 9, 2020, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures

As of December 31, 2019, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2019.

Our independent registered public accounting firm Paredes, Burga & Asociados S. Civil de R.L., has issued an attestation report on our internal control over financial reporting, which is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañia de Minas Buenaventura S.A.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Compañia de Minas Buenaventura S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Compañia de Minas Buenaventura S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 9, 2020, expressed an unqualified opinion thereon.

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

Lima, Peru.

April 9, 2020

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, as well as all other employees. Our code of business conduct and ethics is posted on, and within five days following the date of any amendment or waiver we intend to disclose any amendments to or waivers from our code of business conduct and ethics on, our website, which is located at http://www.buenaventura.com. The information on our website is not a part of, nor incorporated into, this document.

ITEM 16C.	Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Paredes, Burga & Asociados S. Civil de R.L., a member firm of Ernst & Young Global Limited, be elected as the independent auditor for 2019. Paredes, Burga & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2018 and 2019, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Paredes, Burga & Asociados S. Civil de R.L. for 2018 and 2019.

	Year ended December 31,
	2018		2019
Audit Fees	US$	1,029,235	US$	1,019,361
Tax Fees	US$	35,970	US$	26,000
All other fees	US$	86,080	US$	34,024
Total	US$	1,151,285	US$	1,079,385

Audit Fees. Audit fees in the above table are the aggregate fees billed by Paredes, Burga & Asociados S. Civil de R.L. in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2018 and 2019.

Tax Fees. Tax fees in the above table are fees billed by Paredes, Burga & Asociados S. Civil de R.L. in connection with review of income tax filings.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2018 and 2019.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2019, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

 PART III

ITEM 17.	Consolidated Financial Statements

Not applicable.

ITEM 18.	Consolidated Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

(b)	Index to Exhibits

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.(d)	Description of Securities Other Than Equity Securities†

2.1	Credit and Guaranty Agreement, dated as of June 27, 2016 among Compañía de Minas Buenaventura S.A.A., as Borrower, Banco de Crédito del Perú, as Administrative Agent, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as Guarantors, and BBVA Banco Continental, Banco de Crédito del Perú, Corpbanca New York Branch, Banco Internacional del Perú S.A.A. – Interbank, Industrial and Commercial Bank of China, Dubai (DIFC) Branch, Banco Latinoamericano de Comercio Exterior, S.A. and Banco de Sabadell, Miami Branch, as Lenders (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2016, filed on May 1, 2017).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A., dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

101	Interactive Data Files†

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ Leandro Garcia
Leandro Garcia
Chief Financial Officer

Dated: April 10, 2020

Exhibit Index

Exhibit No.	Document Description

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.(d)	Description of Securities Other Than Equity Securities†

2.1	Credit and Guaranty Agreement, dated as of June 27, 2016 among Compañía de Minas Buenaventura S.A.A., as Borrower, Banco de Crédito del Perú, as Administrative Agent, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as Guarantors, and BBVA Banco Continental, Banco de Crédito del Perú, Corpbanca New York Branch, Banco Internacional del Perú S.A.A. – Interbank, Industrial and Commercial Bank of China, Dubai (DIFC) Branch, Banco Latinoamericano de Comercio Exterior, S.A. and Banco de Sabadell, Miami Branch, as Lenders (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2016, filed on May 1, 2017).

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

101	Interactive Data Files†

† Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2019, 2018 and 2017, together with the Report of Independent Registered Public Accounting Firm

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2019, 2018 and 2017, together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañia de Minas Buenaventura S.A.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Compañia de Minas Buenaventura S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Compañia de Minas Buenaventura S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 9, 2020, expressed an unqualified opinion thereon.

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

Lima, Peru.

April 9, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (together the Group) as of December 31, 2019 and 2018, and related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Group´s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 9, 2020 expressed an unqualified opinion thereon.

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

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of mining concessions, development costs, right-of-use asset, property, plant and equipment
Description of the Matter

At December 31, 2019, the net carrying value of the Group’s mining concessions, development costs, right-of-use asset, property, plant and equipment is US$1,754 million. Related disclosures are included in Note 2.4(n) and Note 11(b) to the consolidated financial statements. The Group reviews and evaluates its mining concessions, development costs, right-of-use asset, property, plant and equipment for impairment at least annually, or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable at the Cash Generating Unit level (CGUs). When the Group determines the existence of significant impairment indicators, management performs an assessment to determine whether an impairment has occurred. An impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. As result of performing its impairment tests, the Group recorded an impairment of US$2.1 million in its Julcani’s CGU as of December 31, 2019.

The impairment tests required the use of significant assumptions. These assumptions are described in note 11 (b) of the Group’s consolidated financial statements, and are based on, among others, current life of mine plans, market based commodity price assumptions, discount rates that reflect the current market assessments of the time value of money and the risks specific to the CGU, estimated quantities of recoverable minerals and operating and capital costs.

Auditing the Group’s impairment assessment for the above-noted CGUs is complex and highly judgmental; accordingly, we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We performed the following procedures, among others, to audit the impairment assessment of the CGUs noted above.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s process over the impairment review assessment. We tested controls over the Group’s process for identifying and evaluating potential impairment indicators, the life of mine process, and management´s review of the significant assumptions, projected financial information and methodology used to develop such estimates. During our audit we evaluated and tested significant assumptions, judgments and operating data used in the Group’s analysis to determine the recoverable amounts.

We involved our valuation specialists to assist in comparing market based commodity price assumptions against market data including a range of analysts forecasts. We also involved our valuation specialists to evaluate the discount rates against current industry and economic trends as well as Group-specific risk premiums. We performed sensitivity analyses over changes in the discount rates and commodity price assumptions to the recoverable amounts of the CGUs.

To evaluate the estimated quantity of recoverable minerals used in the impairment analyses, we obtained reports from external specialists hired by management which validate the calculations performed by management’s qualified persons. In addition, we evaluated the competency and objectivity of the external specialists and management’s qualified persons through the consideration of their professional qualifications, experience and their use of accepted industry practices.

We evaluated other publicly available information that corroborated or contradicted the estimates of quantities of recoverable material determined by Management, or indicated that production from mineral interests will not likely occur or may be significantly reduced in the future. We also assessed the future cash flows by comparing forecasted commodity prices to available market information and future planned cash flows to internal business plans to assess the projected financial information. Furthermore, we evaluated management´s estimated quantities of recoverable minerals by comparing these estimates with the historical operating performance of the CGUs.

The estimated operating and capital costs as well as the future production levels used in the impairment analyses are based on life of mine plans. To assess the accuracy of the Group’s ability to estimate future costs and future production levels, we compared historical estimates against actual results and reviewed supporting analyses underlying the estimates used within the discounted cash flows. We also involved our valuation specialists to assist in comparing operating and capital costs against current market data and historical information relating to the performance of the CGUs.

Furthermore, we evaluated the Group’s disclosure of this matter in Note 2.4(n) and Note 11(b) to the consolidated financial statements.

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Katherine Villanueva

[We have served as the Group‘s auditor since 2002]

Lima, Peru

April 9, 2020

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2019 and 2018

	Notes	2019	2018
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	6	210,046	369,200
Trade and other receivables, net	7(a)	287,712	211,715
Inventories, net	8(a)	97,973	135,919
Income tax credit		31,919	24,396
Prepaid expenses	9(a)	20,969	17,145
Hedge derivative financial instruments	32	-	2,759
		648,619	761,134
Non-current assets
Trade and other receivables, net	7(a)	88,515	40,593
Inventories, net	8(a)	394	3,812
Income tax credit		-	319
Investments in associates and joint ventures	10(a)	1,488,247	1,473,382
Mining concessions, development costs, right-of-use asset, property, plant and equipment, net	11(a)	1,754,372	1,847,615
Investment properties, net		204	222
Deferred income tax asset, net	28(b)	74,556	38,305
Prepaid expenses	9(a)	25,692	26,578
Other assets, net	12(a)	26,675	25,261
		3,458,655	3,456,087
Total assets		4,107,274	4,217,221

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	13	55,000	95,000
Trade and other payables	14(a)	166,244	188,084
Provisions, contingent liabilities and other liabilities	15(a)	72,771	68,172
Income tax payable		5,650	1,760
Financial obligations	16(a)	265,692	46,166
		565,357	399,182
Non-current liabilities
Trade and other payables	14(a)	616	639
Provisions, contingent liabilities and other liabilities	15(a)	221,736	199,762
Financial obligations	16(a)	305,996	540,896
Contingent consideration liability	27(b)	16,410	15,755
Deferred income tax liabilities, net	28(b)	28,959	31,422
		573,717	788,474
Total liabilities		1,139,074	1,187,656

Shareholders’ equity, net	17
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,168	163,115
Other reserves		269	269
Retained earnings		1,639,658	1,675,909
Other reserves of equity		(1,311)	(703)
Shareholders ‘equity, net attributable to owners of the parent		2,771,522	2,808,328
Non-controlling interest	18(a)	196,678	221,237
Total shareholders’ equity, net		2,968,200	3,029,565

Total liabilities and shareholders’ equity, net		4,107,274	4,217,221

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2019, 2018 and 2017

	Notes	2019	2018	2017
		US$(000)	US$(000)	US$(000)

Continuing operations
Operating income
Net sales of goods	20(b)	821,930	1,106,329	1,187,206
Sales of services	20(b)	23,661	24,001	29,697
Royalty income	20(b)	22,297	20,385	20,739
Total operating income		867,888	1,150,715	1,237,642

Operating costs
Cost of sales of goods, excluding depreciation and amortization	21(a)	(512,874)	(613,381)	(604,650)
Cost of sales of services, excluding depreciation and amortization	21(b)	(3,378)	(4,318)	(12,954)
Depreciation and amortization		(226,335)	(238,879)	(210,154)
Exploration in operating units	22	(44,163)	(89,730)	(89,311)
Mining royalties	23	(12,832)	(21,388)	(30,884)
Total operating costs		(799,582)	(967,696)	(947,953)

Gross profit		68,306	183,019	289,689

Operating expenses, net
Administrative expenses	24	(76,297)	(77,099)	(80,666)
Selling expenses	20(e)	(24,313)	(26,948)	(23,043)
Exploration in non-operating areas	25	(11,879)	(36,307)	(18,262)
Impairment recovery (loss) of long-lived assets	11(b)	(2,083)	5,693	(21,620)
Reversal (provision) of contingent and others		2,968	11,248	(13,740)
Write – off of stripping activity asset	11(g)	-	-	(13,573)
Other, net	26	(14,715)	(1,308)	(13,230)
Total operating expenses, net		(126,319)	(124,721)	(184,134)

Operating profit (loss)		(58,013)	58,298	105,555

Other income (expense), net
Share in the results of associates and joint ventures	10(b)	47,710	(1,144)	13,207
Finance income	27	9,675	9,685	5,517
Finance costs	27	(42,173)	(38,422)	(34,551)
Net gain (loss) from currency exchange difference		(734)	(1,384)	2,939
Total other income (expenses), net		14,478	(31,265)	(12,888)

Profit (loss) before income tax		(43,535)	27,033	92,667

Current income tax	28(c)	(11,911)	(16,882)	(23,713)
Deferred income tax	28(c)	37,501	(9,997)	5,825

Profit (loss) from continuing operations		(17,945)	154	74,779

Discontinued operations
Net loss from discontinued operations attributable to equity holders of the parent	1(e)	(10,514)	(11,808)	(10,344)

Profit (loss) for the year		(28,459)	(11,654)	64,435

Attributable to:
Equity holders of the parent		(12,208)	(13,445)	60,823
Non-controlling interest	18(a)	(16,251)	1,791	3,612

		(28,459)	(11,654)	64,435

Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars	17(a)	(0.05)	(0.05)	0.24
Profit (loss) for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in US dollars	17(e)	(0.01)	(0.02)	0.28

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2019, 2018 and 2017

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Net profit (loss)	(28,459)	(11,654)	64,435

Other comprehensive profit (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on cash flow hedges, note 32	(2,759)	31,464	(26,822)
Income tax effect	813	(9,916)	7,963
Unrealized gain on investments, net of income tax effect	(291)	1,053	(427)

	(2,237)	22,601	(19,286)

Total other comprehensive profit (loss), net of income tax	(30,696)	10,947	45,149

Attributable to:
Equity holders of the parent	(12,816)	(260)	48,718
Non-controlling interests	(17,880)	11,207	(3,569)

	(30,696)	10,947	45,149

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of changes in equity
For the years ended December 31, 2019, 2018 and 2017

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non-controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of January 1, 2017	253,715,190	750,497	791	218,450	162,744	269	1,690,123	(1,783)	2,821,091	226,122	3,047,213
Net profit	-	-	-	-	-	-	60,823	-	60,823	3,612	64,435
Other comprehensive loss	-	-	-	-	-	-	-	(12,105)	(12,105)	(7,181)	(19,286)
Total other comprehensive income (loss)	-	-	-	-	-	-	60,823	(12,105)	48,718	(3,569)	45,149

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(22,099)	-	(22,099)	(6,036)	(28,135)
Expired dividends, note 17(c)	-	-	-	-	327	-	-	-	327	-	327
Change in non-controlling interest, note 18(a)	-	-	-	-	-	-	-	-	-	(927)	(927)
As of December 31, 2017	253,715,190	750,497	791	218,450	163,071	269	1,728,847	(13,888)	2,848,037	215,590	3,063,627

Net profit (loss)	-	-	-	-	-	-	(13,445)	-	(13,445)	1,791	(11,654)
Other comprehensive income	-	-	-	-	-	-	-	13,185	13,185	9,416	22,601
Total other comprehensive income (loss)	-	-	-	-	-	-	(13,445)	13,185	(260)	11,207	10,947

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(22,860)	-	(22,860)	(5,560)	(28,420)
Change in investments, note 10(b)	-	-	-	-	-	-	(16,633)	-	(16,633)	-	(16,633)
Expired dividends, note 17(c)	-	-	-	-	44	-	-	-	44	-	44
As of December 31, 2018	253,715,190	750,497	791	218,450	163,115	269	1,675,909	(703)	2,808,328	221,237	3,029,565
Effect of new standards, note 2.3	-	-	-	-	-	-	(1,160)	-	(1,160)	(179)	(1,339)
As of January 1, 2019	253,715,190	750,497	791	218,450	163,115	269	1,674,749	(703)	2,807,168	221,058	3,028,226
Net profit (loss)	-	-	-	-	-	-	(12,208)	-	(12,208)	(16,251)	(28,459)
Other comprehensive loss	-	-	-	-	-	-	-	(608)	(608)	(1,629)	(2,237)
Total other comprehensive income (loss)	-	-	-	-	-	-	(12,208)	(608)	(12,816)	(17,880)	(30,696)

Dividends declared and paid, note 17(d)	-	-	-	-	-	-	(22,098)	-	(22,098)	(6,500)	(28,598)
Change in investments, note 10(b)	-	-	-	-	-	-	(785)	-	(785)	-	(785)
Expired dividends, note 17(c)	-	-	-	-	53	-	-	-	53	-	53
As of December 31, 2019	253,715,190	750,497	791	218,450	163,168	269	1,639,658	(1,311)	2,771,522	196,678	2,968,200

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

		2019	2018	2017
	Notes	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales		783,000	1,216,294	1,197,523
Recovery from value added tax and other taxes		45,712	106,656	102,548
Dividends received	30(a)	33,388	46,792	9,823
Royalty received		23,001	20,013	21,565
Interest received		4,265	2,383	3,169
Proceeds from insurance claim	26(c)	-	38,793	-
Payments to suppliers and third parties		(610,737)	(861,282)	(872,467)
Payments to employees		(137,300)	(151,602)	(160,891)
Payments for tax litigation	7(g)	(36,322)	-	-
Interest paid		(28,266)	(27,699)	(30,402)
Income tax paid		(24,935)	(30,898)	(38,121)
Payments of mining royalties		(4,741)	(13,190)	(20,165)
Net cash and cash equivalents provided by operating activities		47,065	346,260	212,582

Investing activities
Proceeds from sale of concessions, development costs, property, plant and equipment to third parties		726	2,240	1,962
Additions to mining concessions, development costs, property, plant and equipment	11(a)	(102,627)	(111,270)	(259,507)
Payments for acquisition of other assets	12(a)	(3,700)	(8,529)	(5,405)
Proceeds from collection of loan to an associate	30(a)	-	-	124,800
Net cash and cash equivalents used in investing activities		(105,601)	(117,559)	(138,150)

Financing activities
Proceeds from bank loans	13	55,000	95,000	341,215
Payments of bank loans	13	(95,000)	(95,000)	(300,000)
Proceeds from financial obligations	16(f)	161,894	-	80,000
Payments of financial obligations	16(f)	(186,152)	(45,222)	(32,599)
Short-term lease payments	16(f)	(7,596)	-	-
Dividends paid to controlling shareholders	14(c)	(22,098)	(22,860)	(22,099)
Dividends paid to non-controlling shareholders	17(d)	(6,500)	(5,560)	(6,036)
Increase of restricted bank accounts	7(e)	(166)	(410)	(285)
Acquisition of non-controlling interest	18(a)	-	-	(621)
Net cash and cash equivalents provided by (used in) financing activities		(100,618)	(74,052)	59,575
Increase (decrease) in cash and cash equivalents for the year, net		(159,154)	154,649	134,007
Cash and cash equivalents at beginning of year		369,200	214,551	80,544
Cash and cash equivalents at year-end		210,046	369,200	214,551

Financing and investing activities not affecting cash flows:
Changes in estimates of mine closures plans	15(b)	26,722	42,874	10,594
Accounts receivable from sale of assets	7(a)	21,648	2,715	5,371
Fair value for contingent consideration liability	27(b)	(655)	1,815	1,773

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2019, 2018 and 2017

1.	Identification and business activity

(a)	Identification -

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

The Company and its subsidiaries (hereinafter “the Group”) are principally engaged in the exploration, mining, concentration, smelting and marketing of polymetallic ores and metals.

The Company operates directly four operating mining units in Peru (Uchucchacua, Orcopampa, Julcani and Tambomayo), three discontinued mining units (Mallay, Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; in Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; in El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and in other entities dedicated to energy generation and transmission services, and other activities. All these activities are carried out in Peru.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2019 were approved and authorized for issue by the Board of Directors on April 9, 2020 and subsequent events have been considered through that date. They will then be presented for approval by the Company’s shareholders meeting. Those shareholders have the authority to approve and or otherwise modify the consolidated financial statements.

Notes to the consolidated financial statements (continued)

(d)	The consolidated financial statements include the financial statements of the following subsidiaries:

	Country of	Ownership as of December 31,
	incorporation and	2019		2018
	business	Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (*)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (*)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	-	53.06	-
Minera Julcani S.A. de C.V.	Mexico	99.80	0.20	99.80	0.20
Compañía de Minas Buenaventura Chile Ltda.	Chile	90.00	10.00	90.00	10.00
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	-	70.00	-
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00
Compañía Minera Nueva Italia S.A.	Peru	-	93.36	-	93.36

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00	-	100.00

Insurance brokerage:
Contacto Corredores de Seguros S.A.	Peru	99.98	0.02	99.98	0.02
Contacto Risk Consulting S.A.	Peru	-	98.00	-	98.00

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	-	100.00	-

(*)	As of December 31, 2019 and 2018, the participation of the Company in the voting rights of El Brocal is 61.43 percent. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Group’s subsidiary (99.99 percent as of December 31, 2019 and 2018), has an interest in El Brocal’s capital stock, through which the Company holds an indirect participation in El Brocal of 58.24 percent as of December 31, 2019 and 2018.

(e)	Discontinued operations

During 2019, the Group decided to classify its Mallay mining unit as discontinued. According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the Group reclassified revenues and expenses related to this mining unit for the years 2018 and 2017 to the “Net loss from discontinued operations attributable to equity holders of the parent” caption.

During 2017, the Group sold the Breapampa and Recuperada mining units for US$2.0 million and US$0.6 million, respectively. As a result of such sales, the Group recorded reversals of the provision of impairment loss of long-lived assets and costs for sales of assets and supplies, which originated a net loss of US$4.0 million.

Notes to the consolidated financial statements (continued)

During 2017, as a result of the sales in 2017 and 2016, the Company received the confirmation from the Ministry of Energy and Mines of the transfer of its obligation for closure of mining units, which generated a reversal of US$11.8 million.

The net cash flows used by the mining units with discontinued operations are presented below:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Operating activities	(2)	1,800	1,732
Investing activities	-	(1,817)	(1,796)

Decrease in cash and cash equivalents for the year	(2)	(17)	(64)

The results of the discontinued operations mining units for the years 2019, 2018 and 2017 are presented below:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Net sales	97	16,666	36,736
Cost of sales	(2)	(15,261)	(32,301)
Gross profit	95	1,405	4,435

Operating income (expenses), net
Administrative expenses	(8,048)	(1,661)	(3,872)
Changes in provision for closure of mining units, note 15(b)	(1,912)	(6,013)	(12,701)
Reversal (provision) for impairment of inventories, note 8(c)	(320)	-	1,345
Reversal (provision) for contingencies	(134)	(9)	(562)
Derecognition of long-lived assets	(44)	(5,100)	-
Net loss in sale of mining units	-	-	(18,550)
Reversal of Impairment loss of long-lived assets, note 11(b)	-	2,837	17,197
Reversal of provision for closure of mining units for sale of mining units	-	-	11,700
Others, net	117	(3,162)	(8,438)
Total operating expenses, net	(10,341)	(13,108)	(13,881)

Operating loss	(10,246)	(11,703)	(9,446)
Other income (expense), net
Finance costs, note 15(b)	(266)	(88)	(766)
Net gain (loss) from currency exchange difference	(2)	30	(10)
Total other expenses, net	(268)	(58)	(776)

Loss before income tax	(10,514)	(11,761)	(10,222)
Income tax	-	(47)	(122)

Loss from discontinued operations	(10,514)	(11,808)	(10,344)

Loss from the discontinued operations, per basic and diluted share, express in U. S. dollars	(0.04)	(0.03)	(0.04)

Notes to the consolidated financial statements (continued)

2.     Basis for preparation, consolidation and accounting policies

2.1.	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, based on the records of the Company, except for the derivative financial instruments and financial assets and liabilities that have been measured at fair value and discontinued operations that have been valued at the lower of (i) their carrying amount and (ii) its fair value less cost to sell.

The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands, except when otherwise indicated.

The preparation of consolidated financial statements requires that Management use judgments, estimates and assumptions, as detailed on the following note 3.

These consolidated financial statements provide comparative information in respect of prior periods.

2.2.	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries to the date of the consolidated statements of financial position.

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

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3.	Changes in accounting policies and disclosures -

The Group applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019:

-	IFRS 16 Leases,

-	Interpretation 23 Uncertainty over Income Tax Treatments,

-	Annual Improvements to IFRS Standards 2015 – 2017 Cycle.

The Group had to change its accounting policies as a result of adopting IFRS 16. The other amendments listed above did not have any impact on the amounts recognized in prior periods.

Several other amendments and interpretations apply for the first time in 2019; but do not have an impact on the consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Notes to the consolidated financial statements (continued)

IFRS 16 Leases -

The Group adopted IFRS 16 Leases from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening statement of financial position as of January 1, 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases that had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019 (the weighted average incremental borrowing rate at transition was 5% per annum). The effect of adopting IFRS 16 is as follows:

Impact on the consolidated statement of financial position (increase / (decrease)) –

	As of December 31, 2019	As of January 1, 2019
	US$(000)	US$(000)

Assets
Mining concessions, development costs, right-of-use asset, property, plant and equipment, net	6,185	18,528
Deferred income tax asset, net	390	400
Total assets	6,575	18,928

Liabilities
Financial obligations	7,503	19,885
Total liabilities	7,503	19,885

Shareholders’ equity, net
Retained earnings	(928)	(957)
Total shareholders’ equity, net	(928)	(957)

Impact on the consolidated statement of profit or loss (income / (expense)) -

As of December 31, 2019
US$(000)

Operating costs
Cost of sales of goods, excluding depreciation and amortization	5,991
Depreciation and amortization	(6,751)
Total operating costs	(760)

Operating profit
Administrative expenses	272
Others, net	155
Total operating profit	427

Other income (expense), net
Finance costs	379
Profit (loss) before income tax	46

Notes to the consolidated financial statements (continued)

Impact on the consolidated statement of cash flows (increase / (decrease)) -

2019
US$(000)

Short-term and low-value lease payments	(24,175)
Net cash flows used in operating activities	(24,175)

Short-term lease payments	(7,596)
Net cash flows used in financial activities	(7,596)

Practical expedients applied -

In applying IFRS 16 for the first time, the Group used the following practical expedients permitted by the standard: i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, ii) accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases, iii) using hindsight in determining the lease term where the contract contains options to extend or terminate the lease. The Group also elected the transition practical expedient to not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4.

Below is a reconciliation between the balance of assets and liabilities as of January 1, 2019 under IFRS 16 compared with operating leases under IAS 17 as of December 31, 2018:

US$(000)
Operating lease commitments disclosed as of December 31, 2018	7,330
New operating leases commitments under IFRS 16	16,221
Exceptions:
- Short-term leases not recognized as a liability	(547)
- Low-value leases not recognized as a liability	(3,119)
Additional lease liability recognized as of January 1, 2019	19,885
Plus: Lease liability already recognized as of December 31, 2018	241,653
Lease liability as of January 1, 2019	261,538

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17, therefore the Group did not need to adjust the accounting for assets held as lessor under operating leases, as a result of the adoption of IFRS 16.

Notes to the consolidated financial statements (continued)

Interpretation 23 Uncertainty over Income Tax Treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately

-	The assumptions an entity makes about the examination of tax treatments by taxation authorities

-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

-	How an entity considers changes in facts and circumstances

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Group applies significant judgement in identifying uncertainties over income tax treatments. The Group assessed whether the Interpretation had an impact on its consolidated financial statements. Upon adoption of the Interpretation, the Group considered whether it has any uncertain tax positions and concluded that it is probable that the taxation authorities will accept its tax treatments.

The effect of adopting IFRIC 23 is a follow:

Impact on the consolidated statement of financial position (increase / (decrease)) –

	As of December 31, 2019	As of January 1, 2019
	US$(000)	US$(000)

Liabilities
Income tax payable	382	382
Total liabilities	382	382

Shareholders’ equity, net
Retained earnings	(382)	(382)
Total shareholders’ equity, net	(382)	(382)

Notes to the consolidated financial statements (continued)

Annual Improvements to IFRS Standards 2015 – 2017 Cycle

-	IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation to fair value. An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted.

These amendments did not have an impact on the consolidated financial statements of the Group, as there was no transaction in the year where joint control was obtained.

-	IFRS 11 Joint Arrangements

An entity that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which the entity obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

These amendments did not have an impact on the consolidated financial statements of the Group, as there was no transaction in the year where joint control was obtained in relation of an arrangement the Group previously participated in.

-	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Group’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Group.

Notes to the consolidated financial statements (continued)

-	IAS 23 Borrowing Costs

The amendments clarify that an entity treats, as part of general borrowings, any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which it first applies those amendments. The entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted.

Since the Group’s current practice is in line with the amendments, they had no impact on the consolidated financial statements of the Group.

2.4.	Summary of significant accounting policies -

(a)	Foreign currencies -

The Group´s consolidated financial statements are presented in US dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and the items included in the financial statements of each entity are measured using that functional currency. For consolidation purposes, each entity presents its financial statements in US dollars.

Transactions and balances

Transactions in foreign currency are initially recorded by the Group at the exchange rates prevailing at the dates of the transactions, published by the Superintendence of Banking and Insurance and Pension Fund Administrators (AFP for its acronym in Spanish).

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising from the settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of a hedge. These are recognized in other comprehensive income (OCI) until the hedge items is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognized in OCI.

Non-monetary assets and liabilities recognized in terms of historical cost are translated using the exchange rates prevailing at the dates of the initial transactions.

Notes to the consolidated financial statements (continued)

(b)	Financial instruments –

Initial recognition and subsequent measurement -

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through OCI, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI) ¨ on the principal amount outstanding. This assessment is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a period established by regulation or convention in the market place (regular way trades) are recognized on the trade date.

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified in the following categories:

-	Financial assets at amortized cost.

-	Financial assets at fair value through OCI.

-	Financial assets at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

Financial assets at amortized cost -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

This category generally applies to other receivables included in the “Trade and other receivables, net” caption.

Financial assets at fair value through OCI -

Financial assets are classified and measured at fair value through OCI if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

This category generally applies to the “Hedge derivative financial instruments” caption.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

This category generally applies to the trade receivables included in the “Trade and other receivables, net” caption.

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates to what extent, it has retained the risk and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Notes to the consolidated financial statements (continued)

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are past due according to each contract. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(ii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans, borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, financial obligations, bank loans, financial liabilities for contingent consideration liability and Hedge derivative financial instruments.

Subsequent measurement -

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Notes to the consolidated financial statements (continued)

Gains or losses on liabilities held for trading are recognized in the consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has designated financial liabilities for contingent consideration liability as at fair value through profit or loss.

Financial liabilities at amortized cost (loans and borrowings) -

After initial recognition, interest-bearing loans and borrowing are subsequently measured at amortized cost using the effective interest rate method (EIR). Gains and losses are recognized in the profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in the “Financial costs” caption in the consolidated statements of profit or loss. This category generally applies to interest-bearing loans and borrowings.

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

“Cash and cash equivalents” caption presented in the consolidated statements of financial position comprise cash at banks and on hand, and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Notes to the consolidated financial statements (continued)

(d)	Inventories -

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the average method.

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

Provision (or reversal) for losses on the net realizable value are calculated based on a specific analysis conducted annually by the Management and is charged to profit or loss in the period in which it determines the need for the provision (or reversal).

Any provision for obsolescence of spare parts and supplies is determined by reference to specific items of stock based on inventory turnover level. A regular review is undertaken to determine the extent of any provision for obsolescence.

(e)	Business combinations and goodwill -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in “Administrative expenses” caption.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This include the separation of embedded derivatives in host contracts by the acquire.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value, with changes in fair value recognized in either profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, it is measured under the fair value at the reporting date with changes in the fair value recorded in the consolidated statement of profit or loss.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, this difference is allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities, of the acquiree, are assigned to those units.

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

(f)	Investments in associates and joint ventures -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group's investments in associates and joint ventures are accounted for using the equity method.

Under this method, the investment in an associate or joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate and joint ventures since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment individually.

Notes to the consolidated financial statements (continued)

The consolidated statement of profit or loss reflects the Group’s share of the results of operations of the associates and joint ventures. Any change in OCI of those investees is presented, as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate and joint ventures, the Group recognizes its share of any changes, when applicable, in the consolidated statements of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group´s share of profit or loss of an associate and joint ventures is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax in the associates and joint ventures.

The financial statements of the associates and joint ventures are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss of its investment in associates and joint ventures. At each reporting date, the Group determines whether there is objective evidence that the investments in the associates and joint ventures are impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss in the consolidated statements of profit or loss.

Upon loss of significant influence over the associate and joint ventures, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate and joint ventures upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in consolidated statements of profit or loss.

(g)	Prepaid expenses -

Non-monetary assets, which represent an entity’s right to receive goods or services, are presented as prepaid expenses. The asset is subsequently derecognized when the goods are received and the services are rendered.

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

Notes to the consolidated financial statements (continued)

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. In addition, when a major inspection is performed, its cost is recognized in the carrying amount of plant and equipment as a replacement if the recognition criteria are satisfied. All other maintenance and repair costs are recognized in the consolidated statement of profit or loss as incurred.

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

Straight-line method:

Depreciation of assets in mining units with short useful lives or used for administrative purposes is calculated using the straight-line method of accounting. The useful lives are the following:

Years

Buildings, construction and other	6 to 20
Machinery and equipment	5 to 10
Transportation units	5
Furniture and fixtures	10
Computer equipment	4

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Disposal of assets -

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal, or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss when the asset is derecognized.

Notes to the consolidated financial statements (continued)

(i)	Leases -

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

Group as a lessee -

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)	Right-of-use assets -

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the related assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

ii)	Lease liabilities -

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs. The Group do not have variable lease payments that do depend on an index or a rate.

Notes to the consolidated financial statements (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are included “Financial obligation” caption.

iii)	Short-term leases and leases of low-value assets -

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment without renew option. It also applies the lease of low-value assets recognition exemption to leases of office equipment, which are considered low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

Group as a lessor –

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in “Other, net” in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

(j)	Mining concessions -

Mining concessions represent ownership of the right of exploration and exploitation to the Group on mining properties that contains ore reserves acquired. Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare. Mining concessions are stated at cost and are amortized on units of production method, using as the basis proven and probable reserves. If the Group leaves these concessions, the costs associated are written off in the consolidated statements of profit or loss.

Cost includes the fair value attributable to mineral reserves and the portion of mineral resources considered probable of economic extraction at the time of a business combination.

At year-end, the Group evaluates if there is any indicator of impairment. If any indicator exists, the Group estimates the mining concession’s recoverable amount.

Notes to the consolidated financial statements (continued)

Mining concessions are presented in the caption of “Mining concessions, development costs, right-of-use asset, property, plant and equipment, net”.

(k)	Exploration and mine development costs -
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

Development costs –

When the Group’s Management approves the feasibility of the conceptual study of a project, the costs incurred to develop such property, including additional costs to delineate the ore body and remove impurities it contains, are capitalized as development costs under the “Mining concessions, development costs, right-of-use asset, property, plant and equipment, net” caption. These costs are amortized when production begins, on the units-of-production basis over the proven and probable reserves.

The development costs include:

	-	Metallurgical and engineering studies.
	-	Drilling and other costs necessary to delineate ore body.
	-	Removal of the initial clearing related to an ore body.

Development costs necessary to maintain production are expensed as incurred.

(l)	Stripping (waste removal) costs –

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

Notes to the consolidated financial statements (continued)

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

To identify components of mineral deposit, the Group works closely with the operating personnel to analyze the mine plans. Mostly, an ore body can have several components. The mine plans, and therefore, the identification of components, will vary among mines for a number of reasons.

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity directly incurred during the stripping activity. The production stripping cost is presented within “Mining concessions, development costs, right-of-use asset, property, plant and equipment, net” caption in the consolidated statements of financial position.

The production stripping cost is subsequently depreciated using the units of production method over the expected useful life of the component identified of the ore body that has been made more accessible by the activity. This cost is stated at cost, less accumulated depreciation and accumulated impairment losses, if any.

(m)	Investment properties -

Investment properties are measured at cost, net of accumulated depreciation and impairment loss, if any. Depreciation of the investment properties is determined using the straight-line method with useful life of 20 years.

Investment properties are derecognized when either they have been disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. The amount of consideration to be included in the gain or loss arising from derecognition of investment property is determined in accordance with the requirements for determining the transaction price in IFRS 15.

Notes to the consolidated financial statements (continued)

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

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of (i) an asset’s or cash-generating unit’ (CGU) fair value less costs of disposal and (ii) its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less cost of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows limited to the live of the mine.

Impairment losses of continuing operations, including impairment of inventories, are recognized in the consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset.

For non-financial assets in general, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

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

Provision for closure of mining units -
The Group records a provision for closure of mining units when a legally enforceable obligation arises, which is independent of the full depletion of the mine reserves.

The Group recognizes a provision for closure of mining units once the obligation has been properly measured. The liability is initially recognized at the present value of the estimated costs and is capitalized as part of the carrying amount of the related mining assets (property, plant and equipment). The discounted liability is increased for the change in present value based on discounted rates that reflects current market assessments and the risks specify to the liability. In addition, the capitalized cost is depreciated and/or amortized based on the useful life of the asset. Any gain or loss resulting from the settlement of the obligation is recorded in the current results.

Changes in the estimated timing of closure or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the provision for closure and a corresponding adjustment to the related mining asset. Any reduction in the provision for closure and, therefore, any deduction from the mining asset to which it relates, may not exceed the carrying amount of the mining asset. If it does, any excess over the carrying amount is taken immediately to the consolidated statements of profit or loss.

If the change in estimate results in an increase in the provision for closure and, therefore, an addition to the carrying value of the mining asset, the Group considers whether this is an indication of impairment of the asset as a whole, and if so, the Group performs an impairment test.

For closed mines, changes to estimated costs are immediately recognized in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

(p)	Treasury shares -

The Group´s own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized as additional capital in equity. The voting rights related to treasury shares are cancelled for the Group and no dividends on such shares are allocated.

(q)	Revenue recognition -

Revenue from contracts with customers is recognized when control of goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods and services.

The Group has concluded that it is the principal in its revenue contracts because it typically controls the goods before transferring them to the customer.

The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

Net sales of goods (concentrates and metals) -

Revenue from sale of concentrates and metals is recognized at the point in time when control of the asset is transferred to the customer, on delivery of the goods, including transportation. The normal credit term is 30 to 90 days upon delivery.

The Group considers whether there are other promises in the contract that are separate performance obligations, to which a portion of the transaction price needs to be allocated. The Group considers that the only performance obligation is the delivery of the goods. In determining the transaction price for the sale of concentrates and metals, the Group considers the effect of variable consideration and the existence of significant financing components.

Variable consideration -

If the consideration in the contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal for revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Notes to the consolidated financial statements (continued)

The Group´s sales of concentrates and metal allow for price adjustments based on the market price at the end of the relevant quotation period (QP) stipulated in the contract. These are referred as to provisional pricing arrangements and are such that the selling price for metal in concentrate is based on prevailing spot prices on a specified future date after shipment to the customer. Adjustments to the sales price occur based on movements in quoted market prices up to the end of the QP.

Sales of concentrates and metals at provisionally prices include a gain (loss) to be received at the end of QP; this is considered a variable consideration. Changes in the price during the quotation period are recognized in the “Net sales of goods” caption as fair value of accounts receivables.

For provisional pricing arrangements, any future change that occur over the QP are embedded within the provisionally price trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. Given the exposure to the commodity price, these provisionally priced trade receivables will fail the cashflow characteristics test within IFRS 9 and will be required to be measured at fair value through profit or loss from initial recognition and until the date of settlement. The subsequent changes in fair value are recognized in the consolidated statements of profit or loss each period and presented separately from revenue from contracts with customer as part of “fair value gain/losses on provisionally priced trade receivables”. Changes in fair value over, and until the end of, the QP, are estimated by reference to updated forward market prices for gold and copper as well as taking into account relevant other fair value considerations set out in IFRS 13, including interest rate and credit risk adjustments.

Revenue is recognized at the amount the Group expects to be entitled. The estimate of the price expected to be received at the end of the QP is generally the month of, the month before, or the month following the scheduled month of shipment or delivery according to the terms of the contracts, using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price. The requirements in IFRS 15 on constraint estimates of variable consideration are also applied to determine the amount of variable consideration that can be included in the transaction price.

Sales of services -

Services are recognized over time because the customer simultaneously receives and consumes the benefits provided by the Group. For measuring progress of the services, the Group used the output method in measuring progress of the services due to the Group has the right to invoice an amount that corresponds directly to the performance completed to date.

Notes to the consolidated financial statements (continued)

Significant financing components

The Group receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good to the customer and when customer pays for that good will be one year or less.

Contract Balances -
Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Trade receivables
A receivable represents the Group´s right to an amount of consideration that is unconditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If customer pays consideration before the Group transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

Cost to obtain a contract

The Group pays sales commissions as part of the sales of services in the insurance brokerage segment. The Group has elected to apply the optional practical expedient for cost to obtain a contract which allows the Group to immediately expense sales commissions because the amortization period of the assets that the Group otherwise would have used is one year or less.

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

Notes to the consolidated financial statements (continued)

Royalty income -
The royalty income is recognized when the later of the following events occurs: the subsequent sales occur or the performance obligation is satisfied (or partially satisfied).

Dividends -
Revenue is recognized when the Group’s right to receive the payment is established, which is generally, when shareholders approve the dividend.

Rental income -

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term and is included in “Other, net” in the consolidated statement of profit or loss due to its operating nature.

(r)	Benefits to employees -
Salaries and wages, bonuses and vacations are calculated in accordance with IAS 19 “Employee Benefits” and are calculated in accordance with current Peruvian legislation based on the accrual basis.

Workers’ profit sharing -

The Group recognizes workers’ profit sharing in accordance with IAS 19 “Employees Benefits”. Workers’ profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base of current year. According to Peruvian law, the limit in the workers’ profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (“FONDOEMPLEO”).

(s)	Borrowing costs -

Costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as finance part of the cost of an asset. The Group defines a qualifying asset as one which value is greater than US$5 million and requires a longer period to 12 months to get ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

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

Deferred income tax liabilities are recognized for all taxable temporary differences, except for taxable temporary differences associated with investments in associates, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the near future.

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

Deferred tax items are recognized in correlation to the underlying transaction either in profit and loss, OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right to compensate current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Peruvian mining royalties and special mining tax –

In accordance with Law No.28258, as amended by Law No. 29788, mining royalties are either payable as the higher of as a specified percentage of operating profit or 1% of revenues. If the mining royalty is calculated as a percentage of operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply.

Notes to the consolidated financial statements (continued)

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

Therefore, obligations arising from Mining Royalties and Special Mining Tax are recognized as income tax under the scope of IAS 12. Both, Mining Royalties and Special Mining Tax generated deferred tax assets and liabilities, which must be measured using the average rates expected to apply to operating profit in the quarter in which the Group expects to reverse temporary differences.

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

The Group measures its financial instruments at fair value at the date of the consolidated statements of financial position.

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

The Group's Management determines the policies and procedures for both recurring fair value measurement and non-recurring measurement. At each reporting date, the Group's Management analyzes the movements in the values of assets and liabilities, which are required to be re-measured or re-assessed as per the Group’s accounting policies.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(v)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement -

The Group uses derivative instruments to hedge its commodity price risk (forward commodity contracts). Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

At the inception of the hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

Notes to the consolidated financial statements (continued)

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.

-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

The Group’s hedge is classified as cash flow hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the “Other equity reserves” caption, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the “Finance costs” caption.

(w)	Discontinued operations -

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

(x)	Other assets -

Other assets represent patents and industrial property, right-of-use related to rights of way, and software licenses. Patents and industrial property and right-of-use are amortized over their useful economic lives. Software licenses are amortized over the straight-line method, using useful lives from 1 to 10 years.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite live are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

Internally generated intangibles, excluding capitalized development costs, are not capitalized. Instead, the related expenditure is recognized in the consolidated statement of profit or loss in the period in which the expenditure is incurred.

Notes to the consolidated financial statements (continued)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of profit or loss when the asset is derecognized.

3.	Significant judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. The estimates and assumptions are continuously evaluated and based on Management´s experience and other facts, including the expectations about future events, which are reasonable under current situation. Uncertainty about these estimates and assumptions could result in outcomes that require material adjustment to the carrying amount of assets and liabilities affected in future periods. Further information on each of these areas and how they affect the various accounting policies are described below and also in the relevant notes to the consolidated financial statements.

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

Notes to the consolidated financial statements (continued)

When a mine development /construction project moves into the production phase, the capitalization of certain mine development costs cease and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements. It is also at this point that depreciation or amortization commences.

(d)	Useful life of property, plant and equipment

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the assets or estimated reserves of the mining unit. See Note 2.4(h) for useful lives.

(e)	Revenue from contracts with customers -

The Group applied the judgement for determining the timing of satisfaction of services of revenue from contracts with customers. The Group concluded that revenue related to services such as energy generation and transmission, industrial services, and other services is to be recognized over time because the customer simultaneously receives and consumes the benefits provided by the Group.

The Group determined that the output method is the best method in measuring progress of the services mentioned above due to the Group has the right to invoice an amount that corresponds directly to the performance completed to date.

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

(a)	Determination of mineral reserves -

Recoverable proven and probable reserves are the part of a mineral deposit than can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires the Group to determine the size, shape and depth of its ore bodies by analyzing geological data, such as sampling of drill holes, tunnes and other underground workings. In addition to the geology of the Group’s mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods used and the related cost incurred to develop and mine its reserves. The process to estimate proven and probable ore reserves is audited by an independent consultant each year.

Notes to the consolidated financial statements (continued)

All estimated reserves and resources represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed. Reviews could occur on reserve and resources estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves and resources could affect mainly the depreciation of fixed assets related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

(b)	Units of production depreciation -

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

(c)	Provision for closure of mining units -

The Group assesses its provision for closure of mining units at each reporting date using a discounted future cash flow method. In determining the amount of the provision, it is necessary to make significant assumptions and estimates, because exist many factors that can affect the final amount of this provision. These factors include estimates of the extent and costs of closure activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates and periods where are expected that such costs will be incurred. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents Management’s best estimate of the present value of the future closure costs required.

(d)	Inventories -

Inventories are classified as current or non-current depending on the length of time that Management estimates will be needed to reach the production state of concentrate extraction for each mining unit.

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Additionally, Management considers the time value of money in calculating the net realizable value of its non-current inventories.

Notes to the consolidated financial statements (continued)

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

The Group assesses each asset or cash generating unit in each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered the higher of (i) the fair value less costs of disposal and (ii) value in use. The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

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

(f)	Deferred income tax asset and recoverability -

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

The contingent consideration arising from a business combination is measured at fair value at the date of acquisition, as part of the business combination. If the contingent consideration is eligible to be recognized as a financial liability, the fair value is subsequently re-measured at each date of the consolidated financial statements. Determining the fair value of the contingent consideration is based on a model of discounted future cash flows. The key assumptions take into account the likelihood of achieving each goal of financial performance as well as the discount factor.

4.	Standards issued but not effective

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Amendments to IFRS 3: Definition of a Business -

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, and add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IAS 1 and IAS 8: Definition of Material -

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

5.	Transactions in soles

Transactions in soles are completed using exchange rates published by the Superintendent of Banks, Insurance and A.F.P. As of December 31, 2019, the exchange rates for U.S. dollars published by this Institution were US$0.3020 for buying and US$0.3015 for selling (US$0.2968 for buying and US$0.2959 for selling as of December 31, 2018), and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2019 and 2018, the Group presents the following assets and liabilities originally denominated in soles by its equivalent in U.S. dollars:

	2019	2018
	US$(000)	US$(000)

Assets
Cash and cash equivalents	6,796	11,526
Trade and other receivables	139,624	88,513
Income tax credit	31,960	24,277
	178,380	124,316

Liabilities
Trade and other payables	(60,311)	(53,962)
Income tax payable	(5,692)	(2,080)
Provisions, contingent liabilities and other liabilities	(41,515)	(31,282)
	(107,518)	(87,324)
Net asset position	70,862	36,992

6.	Cash and cash equivalents

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)

Cash	304	347
Bank accounts (b)	37,836	57,078
Time deposits (c)	171,906	311,775
	210,046	369,200

(b)	Bank accounts earn interest at floating rates based on market rates.

(c)	As of December 31, 2019 and 2018, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have current maturities, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables, net

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)
Trade receivables, net (b)
Domestic clients	141,005	105,225
Foreign clients	78,860	56,312
Related entities, note 30(b)	6,247	7,177
	226,112	168,714
Allowance for expected credit losses (f)	(22,016)	(22,013)
	204,096	146,701
Other receivables
Value added tax credit	53,754	49,332
Tax claims (g)	42,602	2,573
Accounts receivables to third parties	31,478	24,625
Due from for sales of assets (h)	21,648	2,715
Advances to suppliers	9,275	7,542
Tax deposits (d)	6,644	4,769
Refund applications of value added tax (c)	3,643	6,574
Interest receivable	3,244	3,000
Related entities, note 30(b)	2,967	3,705
Restricted bank accounts (e)	2,510	2,782
Dividends receivable	2,501	-
Loans to personnel	1,128	1,392
Account receivables from hedges derivatives	-	3,949
Other minor	743	2,738
Allowance for expected credit losses (f)	(10,006)	(10,089)
	172,131	105,607
Total trade and other receivables, net	376,227	252,308

Classification by maturity:
Current portion	287,712	211,715
Non-current portion	88,515	40,593
Total trade and other receivables, net	376,227	252,308

Classification by nature:
Financial receivables	318,830	196,402
Non-financial receivables	57,397	55,906
Total trade and other receivables, net	376,227	252,308

Classification by measurement :
Trade receivables (without provisional prices)	38,550	39,152
Trade receivables (with provisional prices)	165,546	107,549
Other accounts receivables	172,131	105,607
Total trade and other receivables, net	376,227	252,308

(b)	Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired, do not yield interest and have no specific guarantees.

Notes to the consolidated financial statements (continued)

(c)	Corresponds mainly to current year applications that are pending as of December 31, 2019.

(d)	Corresponds to deposits held in the Peruvian State bank, which only can be used to offset tax obligations that the Group have with the Tax Authorities.

(e)	These balances correspond mainly to collections that are charged into restricted bank accounts that only can be used for the payment of financial obligations held by the subsidiary Empresa de Generación Huanza S.A. (hereafter “Huanza”), according to the finance lease signed with Banco de Crédito del Perú in 2009. Below is presented the movement:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Beginning balance	2,782	2,372	2,087
Increase	166	410	285
Decrease	(438)	-	-

Final balance	2,510	2,782	2,372

(f)	Below is presented the movement in the allowance for expected credit losses:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Beginning balance	32,102	32,184	31,607

Provision for other receivable, note 26	25	1,334	-
Provision for trade receivables, note 24	-	18	676
Provision of the period	25	1,352	676

Write off of the period	(162)	(410)	-
Exchange difference	57	(173)	-
Reversals of the period, note 26	-	(45)	(99)
Other minor	-	(806)	-
			-
Final balance	32,022	32,102	32,184

Trade receivables	22,016	22,013	22,823
Other receivables	10,006	10,089	9,361

	32,022	32,102	32,184

The allowance for expected credit losses of other receivables is related to provisions of accounts receivables to third parties.

In the opinion of the Group’s Management, the balance of the allowance for expected credit losses is sufficient to cover adequately the risks of failure to date of the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

(g)	Corresponds mainly to claims to the Tax Administration mainly with Buenaventura, El Brocal and Rio Seco for US$36.3 million, US$2.5 million and US$3.4 million, respectively. In the opinion of the Group and its legal advisors, a favorable result should be obtained in the judicial process that has been initiated, see note 29(e).

(h)	On September 5, 2019, Consorcio Energético de Huancavelica S.A. entered into a contract for the sale of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema with Conelsur LT S.A.C. for US$21,023,000.

8.	Inventories, net

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)
Finished goods	2,084	7,715
Products in process (b)	47,652	73,796
Spare parts and supplies	74,033	81,383
	123,769	162,894
Provision for impairment of value of inventory (c)	(25,402)	(23,163)
	98,367	139,731

Classification by use:
Current portion	97,973	135,919
Non-current portion	394	3,812
	98,367	139,731

(b)	Products in process include mainly to mineral in process of El Brocal for 1,592,905 Dried Metric Ton (DMT) amounting to US$31.2 million (2,254,874 DMT amounting to US$39.9 million as of December 31, 2018).

Notes to the consolidated financial statements (continued)

(c)	The provision for impairment of value of inventory had the following movement during the years 2019, 2018 and 2017:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Beginning balance	23,163	11,603	8,386

Continuing operations:
Provision for impairment of finished and in progress goods, note 21(a)	7,329	4,640	2,118
Reversal for impairment of finished and in progress goods, note 21(a)	(9,472)	(119)	-
Provision for impairment of spare parts and supplies, note 26(a)	15,703	11,704	4,814
Reversal for impairment of spare parts and supplies, note 26(a)	(11,641)	(4,665)	(2,370)

Discontinued operations, note 1(e):
Provision for impairment of spare parts and supplies	843	-	-
Reversal for impairment of spare parts and supplies	(523)	-	(1,345)

Final balance	25,402	23,163	11,603

In the opinion of Group’s Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statements of financial position.

9.	Prepaid expenses

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)
Prepaid energy services(b)	26,582	27,464
Prepaid insurances	13,568	12,486
Deferred costs of works for taxes	4,138	2,407
Other prepaid expenses	2,373	1,366
	46,661	43,723

Classification by maturity:
Current portion	20,969	17,145
Non-current portion	25,692	26,578
	46,661	43,723

(b)	This item corresponds mainly to paid in advance to EDEGEL for an original amount of US$31,007,190 corresponding to the right to use the capacity of the hydraulic system of EDEGEL by the subsidiary Empresa de Generación Huanza S.A. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

Notes to the consolidated financial statements (continued)

10.       Investments in associates and joint ventures

(a)	This caption is made up as follows:

	Share in equity
	2019	2018	2019	2018
	%	%	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,155,359	1,108,284
Minera Yanacocha S.R.L.	43.65	43.65	230,000	271,036
Compañía Minera Coimolache S.A.	40.10	40.10	98,426	89,554
			1,483,785	1,468,874
Joint venture (c)			2,627	2,673
Other minor investments			1,835	1,835

			1,488,247	1,473,382

(b)	The table below presents the net share in profit (loss) of investments:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Minera Yanacocha S.R.L.	(41,580)	(35,582)	(76,585)
Sociedad Minera Cerro Verde S.A.A.	76,451	23,444	68,521
Compañía Minera Coimolache S.A.	12,883	10,994	21,271
Other minor	(44)	-	-
	47,710	(1,144)	13,207

Investments held by the Group in its associates Minera Yanacocha S.R.L. (through its subsidiary Compañía Minera Condesa S.A.) and Sociedad Minera Cerro Verde S.A.A., represent the most significant investments of the Group. Its operations are strategic to the Group's activities and participation in their results has been significant in relation to profits (losses) of the Group in the years 2019, 2018 and 2017. The following relevant information on these investments is as follows:

Investment in Minera Yanacocha S.R.L.-

The Group, through its subsidiary Compañía Minera Condesa S.A., has an interest of 43.65 percent of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”). Yanacocha is engaged in gold production and exploration and development of gold and copper in their own concessions or owned by S.R.M.L. Chaupiloma Dos de Cajamarca (subsidiary of the Group), with which signed a contract of use of mineral rights.

The Quecher Main project of Yanacocha, an oxide deposit, is currently in its Execution Phase. This project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. The Yanacocha Sulfides project is currently in its Definitive Feasibility Stage. In March of 2019, the Environmental Impact Assessment study was approved.

Notes to the consolidated financial statements (continued)

In addition, Yanacocha owns the Conga project which consists in two deposits of gold and porphyry of copper located at northeast of Yanacocha operating area in the provinces of Celendín, Cajamarca and Hualgayoc (Peru).

Because of local communities and political protests for potential water impacts of the project development activities and construction, the projects are suspended since November 2011. To date, Yanacocha’s management has been making only water support activities recommended by independent experts, mainly the construction of water reservoirs, before carrying out any development project.

In December 2017, Yanacocha acquired 63.92 million of shares (share of 5%) held by International Finance Corporation (IFC) in Yanacocha, for an amount of US$47.9 million. In June 2018, Sumitomo Corporation (Sumitomo) paid US$48 million for the five percent stake in the ownership interest in Yanacocha for the proportion held prior to the repurchase of the IFC’s ownership stake in December. As a result of that acquisition, the Company recognized a lower value with respect to Yanacocha's equity participation.

On February 6, 2020, the Supreme Court resolution was published, whereby Yanacocha received notification of an unfavorable result in the Tax Dispute related to the amortization of contractual rights (see note 29(e)) for which Yanacocha recorded a liability in term of tax payable for US$8.1 million and recorded interests and penalties for US$21.0 million in its financial statements as of December 31, 2019.

The table below presents key financial data from the financial statements of Yanacocha under IFRS:

	2019	2018
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	1,060,455	960,758
Non-current assets	1,251,617	1,086,714
Current liabilities	(190,577)	(128,170)
Non-current liabilities	(1,631,783)	(1,335,579)

Equity	489,712	583,723

Groups’ interest	213,759	254,795
Goodwill	16,241	16,241

	230,000	271,036

Notes to the consolidated financial statements (continued)

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Revenue	739,302	657,358	667,046

Loss for the year	(95,257)	(81,517)	(175,454)

Share in results	(41,580)	(35,582)	(76,585)

During the Yanacocha’s Management identified as an impairment indicator the significant increase of the asset retirement and mine closure, as a result Yanacocha determined the recoverable amount for its CGU Yanacocha. Regarding to CGU Conga, Yanacocha did not identify any important indicator. As a result of this analysis Yanacocha concluded that no additional impairment loss on CGU Yanacocha was required to be recorded as the recoverable amount exceeded the carrying amount of the CGU’s assets.

During 2018, the Yanacocha´s Management evaluated and concluded that there are no indicators of impairment of its long-lived assets.

In addition, the Group’s management determined that there was no objective evidence that its investment in Yanacocha is impaired as of December 31, 2019 and 2018.

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is located in Uchumayo, Arequipa, Peru.

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2019	2018
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	1,614,928	1,455,080
Non-current assets	6,194,496	6,099,632
Current liabilities	(420,786)	(408,754)
Non-current liabilities	(2,039,389)	(2,037,086)

Equity	5,349,249	5,108,872

Group’s interest	1,047,596	1,000,521
Goodwill	107,763	107,763

	1,155,359	1,108,284

Notes to the consolidated financial statements (continued)

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Statements of comprehensive income December 31:
Sales	2,890,066	3,054,026	3,202,931

Net profit for the year	390,377	119,710	349,881

Share in results	76,451	23,444	68,521

Market capitalization:

As of December 31, 2019 and 2018, total market capitalization of shares maintained by the Group in Cerro Verde was US$1,323 million and US$1,426 million, respectively (market capitalization value by each share of US$19.30 and US$20.80, respectively).

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2019	2018
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	145,692	99,887
Non-current assets	234,223	261,782
Current liabilities	(34,028)	(39,204)
Non-current liabilities	(91,069)	(86,103)

Equity	254,818	236,362

Adjustments to conform to the accounting policies of the Group	(9,330)	(13,003)

Equity, adjusted	245,488	223,359

Group’s interest	98,426	89,554

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Net sales	241,173	225,447	203,790

Net income from continued operations	28,459	25,584	50,787

Adjustments to conform to the accounting policies	3,674	1,837	2,265

Net income, adjusted	32,133	27,421	53,052

Share in results	12,883	10,994	21,271

Notes to the consolidated financial statements (continued)

(c)	The Group, through its subsidiary El Brocal, has an interest of 8 percent in Transportadora Callao S.A., a joint venture whose objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. On May 2014, Transportadora Callao started operations and currently its main activity is the operation of that terminal.

The table below presents the key financial data from the joint venture under IFRS:

	2019	2018
	US$(000)	US$(000)
Current assets	11,090	17,653
Non-current assets	100,106	107,175
Liabilities	88,608	101,575
Shareholders’ equity, reported	22,588	23,253

Net loss from continued operations	(665)	(1,814)

Notes to the consolidated financial statements (continued)

11.	Mining concessions, development costs, right-of-use asset, property, plant and equipment, net

(a)	Below is presented the movement:

	Balance as of January 1, 2018	Additions	Disposals	Sales	Reclassifications and transfers	Balance as of December 31, 2018	Additions	Disposals	Sales	Reclassifications and transfers	Implementation IFRS 16	Balance as of December 31, 2019
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost:
Lands	22,690	783	(462)	-	(1,250)	21,761	630	-	(135)	(4,739)	-	17,517
Mining concessions (f)	151,873	-	-	-	-	151,873	-	-	-	-	-	151,873
Development costs	712,051	32,059	(2,656)	-	1,805	743,259	46,047	(443)	-	(819)	-	788,044
Buildings, constructions and other	1,279,251	-	(2,837)	-	66,207	1,342,621	39	(3,559)	(5,380)	26,120	-	1,359,841
Machinery and equipment	929,023	-	(182)	(9,205)	38,830	958,466	12	(30,235)	(38,322)	22,783	-	912,704
Transportation units	9,946	42	(138)	(510)	1,545	10,885	33	(540)	(1,856)	370	-	8,892
Furniture and fixtures	13,902	-	-	(193)	(403)	13,306	2	(1,310)	(1)	13	-	12,010
Units in transit	4,749	11	-	-	(2,078)	2,682	-	(1)	-	1,073	-	3,754
Work in progress	101,122	67,096	(3,450)	-	(108,106)	56,662	44,319	(1,168)	(78)	(49,370)	-	50,365
Stripping activity asset	130,447	11,279	-	-	-	141,726	11,545	-	-	819	-	154,090
Right-of-use asset (e)	-	-	-	-	-	-	3,721	(10,897)	-	-	18,528	11,352
Mine closure costs	241,288	61,239	-	-	(18,365)	284,162	26,722	-	-	-	-	310,884
	3,596,342	172,509	(9,725)	(9,908)	(21,815)	3,727,403	133,070	(48,153)	(45,772)	(3,750)	18,528	3,781,326
Accumulated depreciation and amortization:
Lands	1,249	-	-	-	(1,249)	-	-	-	-	-	-	-
Mining concessions (f)	40,239	10	-	-	-	40,249	10	-	-	-	-	40,259
Development costs	263,122	35,433	-	-	(2)	298,553	29,964	-	-	-	-	328,517
Buildings, construction and other	506,837	84,244	-	-	562	591,643	83,274	(3,391)	(3,569)	(638)	-	667,319
Machinery and equipment	582,449	93,722	(177)	(8,659)	(1,978)	665,357	66,020	(28,619)	(35,459)	638	-	667,937
Transportation units	8,390	745	(85)	(436)	(15)	8,599	744	(538)	(1,779)	-	-	7,026
Furniture and fixtures	9,880	644	-	(187)	(214)	10,123	653	(1,172)	-	-	-	9,604
Stripping activity asset	41,695	28,820	-	-	3	70,518	18,405	-	-	-	-	88,923
Right-of-use asset (e)	-	-	-	-	-	-	7,778	(2,611)	-	-	-	5,167
Mine closure costs	158,121	10,350	-	-	-	168,471	15,373	-	-	-	-	183,844
	1,611,982	253,968	(262)	(9,282)	(2,893)	1,853,513	222,221	(36,331)	(40,807)	-	-	1,998,596
Provision for impairment of long-lived assets:
Mine closure costs	20,121	-	(5,693)	-	(1,221)	13,207	2,083	-	-	-	-	15,290
Development costs	10,153	-	-	-	-	10,153	-	-	-	-	-	10,153
Property, plant and other	4,531	-	(2,837)	-	1,221	2,915	-	-	-	-	-	2,915
	34,805	-	(8,530)	-	-	26,275	2,083	-	-	-	-	28,358

Net cost	1,949,555					1,847,615						1,754,372

Notes to the consolidated financial statements (continued)

(b)	Impairment of long-lived assets

In accordance with its accounting policies and processes, each asset or CGU is evaluated annually at year-end, to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed.

In assessing whether impairment is required, the carrying value of the asset or CGU is compared with its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs of disposal (FVLCD) and value in use (VIU). Given the nature of the Group’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. Consequently, the recoverable amount for each CGU is estimated based on discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. These cash flows were discounted using a real post-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU.

The estimates of quantities of recoverable minerals, production levels, operating costs and capital requirements are obtained from the planning process, including the LOM plans, one-year budgets and CGU-specific studies.

During 2019, Buenaventura recorded a provision for US$2.1 million as a result of the analysis of the recoverable amount of its Julcani mining unit. The main factors considered in the impairment analysis were reserves and mining useful lives. As a result of the analysis of the recoverable amount as of December 31, 2019, La Zanja has not recognized a provision or recovery for impairment of long-lived assets.

During 2018, as a result of derecognition of assets in Shila mining unit, Buenaventura recorded a reversal in the provision for impairment for US$2.8 million previously recorded in 2016. In addition, La Zanja recorded a reversal for the impairment provision for US$5.7 million (during 2017, La Zanja recorded a provision for US$21.6 million) as a result of the analysis of the recoverable amount. The main factors considered in the impairment analysis were reserves and mining useful lives. The recoverable amounts of La Zanja are based in Managements estimations of the value in use.

During 2017, as a result of the sale of the mining units of Breapampa and Recuperada, as well as the sale of the assets of the Shila Paula mining unit, the Group recorded a reversal of impairment losses by US$7.4 million, US$7.1 million and US$2.7 million, respectively, see note 1(e).

Key assumptions

The determination of value in use is most sensitive to the following key assumptions:

–	Production volumes

–	Commodity prices

–	Discount rate

–	Costs

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

Commodity prices: Forecast commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on experience of the industry and consistent with external sources. These prices were adjusted to arrive at appropriate consistent price assumptions for the different qualities and type of commodities, or, where appropriate, contracted prices were applied. These prices are reviewed at least annually.

Estimates prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

	2020	2021-2025
	US$	US$
Gold	1,500/Oz	1,500/Oz
Silver	17.00/Oz	18.40/Oz
Copper	6,000/MT	6,600/MT
Lead	1,950/MT	2,100/MT
Zinc	2,250/MT	2,300/MT

Discount rate: In calculating the value in use, a discount rate after tax of 4.88%, 7.02% and 5.15% (equivalent to pre-tax rate of 6.92%, 9.95% and 7.31%) were applied to the post-tax cash flows of Buenaventura, El Brocal and La Zanja, respectively. These discount rates are derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on its interest bearing borrowings the Group is obliged to service. The Beta factors are evaluated annually based on publicly available market data.

Notes to the consolidated financial statements (continued)

(c)	The book value of assets held under finance leases, and assets under trustworthy equity, amounted to US$313.3 million as of December 31, 2019 (US$337.3 million as of December 31, 2018) and is presented in various items of property, plant and equipment. During 2019 and 2018, no acquisitions of assets under lease agreements were made. Leased assets are pledged as security for the related finance lease liabilities.

(d)	During 2019 and 2018, no finance costs were capitalized.

(e)	Right-of-use assets

The net assets for right in use maintained by the Group correspond:

2019
US$(000)
Right in use assets
Buildings	4,602
Transportation units	1,112
Machinery and equipment	471

6,185

During 2019, the additions to the right-of-use assets were US$3.7 million and the disposals were US$10.9 million.

(f)	Mining concessions includes the goodwill of El Brocal amounted to US$34.0 million.

(g)	In mid-2016, a landslide occurred in the west wall of the Tajo Norte; consequently, it was decided not to mine this area due to stability and operational design issues. According to the distribution of reserves, this area (Phase 10) contained 5.5 MT of ore and 9.2 MT of waste valued at US$13,573,000, which were withdrawn from the reserves in the year 2017.

Notes to the consolidated financial statements (continued)

12.          Other assets, net

(a)	Below is presented the movement:

	Balance as of January 1, 2018	Additions	Transfers	Balance as of December 31, 2018	Additions	Disposals	Balance as of December 31, 2019
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost:
Patents and industrial property (b)	13,680	2,642	(4,599)	11,723	2,139	-	13,862
Rights-of-use of lands right of way	7,853	4,439	-	12,292	1,319	-	13,611
Software licenses	8,816	1,448	(96)	10,168	242	(92)	10,318

	30,349	8,529	(4,695)	34,183	3,700	(92)	37,791
Accumulated amortization:
Rights-of-use	5,210	738	-	5,948	1,486	-	7,434
Software licenses	2,378	596	-	2,974	820	(112)	3,682

	7,588	1,334	-	8,922	2,306	(112)	11,116

Cost net	22,761			25,261			26,675

(b)	The copper plant project is a technological initiative of the Company to develop a viable technical and economic solution for the treatment of complex copper concentrates. This project comprises several stages of development from a laboratory level, pilot to a demonstration stage.

13.	Bank loans

The movement is presented below:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Beginning balance	95,000	96,215	55,000

New loans	55,000	95,000	341,215
Disbursements	(95,000)	(95,000)	(300,000)
Sale of subsidiary	-	(1,215)	-

Final balance	55,000	95,000	96,215

As of December 31, 2019 and 2018, bank loans were obtained for working capital purposes, have current maturity and accrue interest at market annual rates ranging from 2% to 2.95% as of December 31, 2019 (2.00% to 3.13% as of December 31, 2018).

Notes to the consolidated financial statements (continued)

14.	Trade and other payables

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)
Trade payables (b)
Domestic suppliers	131,278	154,998
Related entities, note 30(b)	29	36
	131,307	155,034
Other payables
Taxes payable	12,043	9,102
Remuneration and similar benefits payable	11,522	10,531
Interest payable	5,318	7,464
Royalties payable to the Peruvian State	2,132	2,171
Dividends payable (c)	604	663
Related entities, note 30(b)	51	20
Other liabilities	3,883	3,738
	35,553	33,689

Total trade and other payables	166,860	188,723

Classification by maturity:
Current portion	166,244	188,084
Non-current portion	616	639

Total trade and other payables	166,860	188,723

Classification by nature:
Financial payables	152,686	177,450
Non-financial payables	14,174	11,273
Total trade and other payables	166,860	188,723

(b)	Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secure.

Notes to the consolidated financial statements (continued)

(c)	The movement of dividends payable is presented below:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Beginning balance	663	730	1,018
Declared dividends to controlling shareholders, note 17(d)	22,098	22,860	22,099
Dividends paid to controlling shareholders	(22,098)	(22,860)	(22,099)
Declared dividends to non-controlling shareholders	6,500	5,560	6,036
Dividends paid to non-controlling shareholders	(6,500)	(5,560)	(6,036)
Expired dividends	(53)	(44)	(327)
Other minor	(6)	(23)	39

Final balance	604	663	730

15.	Provisions, contingent liabilities and other liabilities

(a)	This caption is made up as follows:

	As of January 1, 2019	Changes (additions and deductions)	Accretion expense	Disbursements	As of December 31, 2019
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Closure of mining units and exploration projects (b)	225,877	32,654	10,656	(16,882)	252,305
Bonus to employees and officers	18,620	15,855	-	(15,249)	19,226
Environmental liabilities	3,768	3,944	-	(1,407)	6,305
Safety contingencies	4,877	1,270	-	(942)	5,205
Labor contingencies	4,042	(258)	-	(7)	3,777
Obligations with communities	5,878	1,306	-	(3,675)	3,509
Board of Directors’ participation	2,108	1,736	-	(2,250)	1,594
Environmental contingencies	234	1,343	-	(77)	1,500
Workers’ profit sharing payable	1,772	(7)	-	(1,696)	69
Other provisions	758	259	-	-	1,017
	267,934	58,102	10,656	(42,185)	294,507

Classification by maturity:
Current portion	68,172				72,771
Non-current portion	199,762				221,736
	267,934				294,507

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2019	2018
	US$(000)	US$(000)
Beginning balance	225,877	200,183

Changes (additions and deductions) in estimates
Continuing mining units, note 11(a)	26,722	42,874
Discontinued mining units, note 1(e)	1,912	6,013
Exploration projects, note 26(a)	4,020	(2,433)

Accretion expense
Continuing mining units, note 27(a)	10,266	4,911
Discontinued mining units, note 1(e)	266	88
Exploration projects, note 26(a)	124	71

Disbursements	(16,882)	(25,830)

Final balance	252,305	225,877

Classification by maturity:
Current portion	35,280	30,524
Non-current portion	217,025	195,353

	252,305	225,877

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2020 and 2041. The Group recognizes the provision of closure of mining units and explorations projects based on estimates of studies and activities that meet the environmental regulations in effect and that will be approved by the Ministry of Energy and Mines. The provision of continued operations are prepared by independent advisors and provisions related to discontinue operations are prepared by internal advisors.

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

Notes to the consolidated financial statements (continued)

As of December 31, 2019, the future value of the provision for closure of mining units and exploration projects was US$296.2 million, which has been discounted using annual risk-free rates from minimums of 1.79 to 3.12 percent, in periods of 1 to 22 years (as of December 31, 2018, the provision was US$280.3 million, which has been discounted using annual risk-free rates from minimums of 1.98 and 4.74 to a maximum percent in periods of 1 to 23 years). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2019, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$121.4 million (US$119.7 million as of December 31, 2018) to secure current mine closure plans of its mining units and exploration projects up to date.

16.	Financial obligations

(a)	This caption is made up as follow:

	2019	2018
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.(b)
BBVA Banco Continental	61,667	61,667
Banco de Crédito del Perú	61,667	61,667
CorpBanca New York Branch	61,666	61,666
Banco Internacional del Perú	30,000	30,000
ICBC Perú Bank	25,000	25,000
Banco Latinoamericano de Comercio Exterior S.A.	20,000	20,000
Banco de Sabadell, Miami Branch	15,000	15,000
	275,000	275,000
Debt issuance costs	(2,504)	(3,618)
	272,496	271,382
Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – New financial obligation (c)	161,894	-
Debt issuance costs	(709)	-
	161,185	-
Banco de Crédito del Perú – Finance leaseback	-	94,490
Debt issuance costs (c)	-	(976)
	-	93,514
Banco de Crédito del Perú - Mid-term financial obligation (c)	-	75,000
	161,185	168,514
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease (d)	130,504	147,166

Obligations for leases, note 2.3 and (g)	7,503	-
Total financial obligations	571,688	587,062

Classification by maturity:
Current portion	265,692	46,166
Non-current portion (e)	305,996	540,896

Total financial obligations	571,688	587,062

Notes to the consolidated financial statements (continued)

(b)	On June 27, 2016, Buenaventura entered into a long-term finance contract with seven Peruvian and foreign banks, with the following terms and conditions:

-	Principal: US$275,000,000.

-	Annual interest rate: Three-month LIBOR plus 3%.

-	Term: 5 years since June 30, 2016, with final maturity in June 30, 2021.

-	Grace Period: Two years.

-	Amortization: six semiannual installments of US$39,285,714 starting July 2018 and a final payment of US$39,285,716 in June 2021.

-	Guarantee: None. The subsidiaries Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A. are the guarantors.

As part of the commitments, the Group must meet certain consolidated financial ratios. The main ratios are the following:

(i)	Debt service coverage ratio: Higher than 4.

(ii)	Leverage ratio: Less than 3 times since June 30, 2017.

(iii)	Net consolidated equity value: Higher than US$2,711,388,800.

For the calculation of (i) and (ii), the financial obligations and Earnings Before - Interest Depreciation and Amortization (EBITDA) of Huanza are excluded.

Additionally, there is a requirement related to the distribution of dividends (until December 31, 2018: up to 20% of the available net income for the previous period; since January 1, 2019: up to the total of net income for the previous period), according to the execution of the dividend policy of the Buenaventura.

On March 28, 2018, Buenaventura restructured its financial obligation by modifying some of the clauses as follows:

-	Annual interest rate: LIBOR of three months plus 2.15%.

-	Term: 4 years from April 2018, due in April 2022.

-	Amortization of credit: five semi-annual installments of US$55 million each since as of April 2020.

The Buenaventura´s Management oversees the compliance of the terms described above. As of December 31, 2019 and 2018, Buenaventura complies with the above financial ratios.

Notes to the consolidated financial statements (continued)

(c)	On October 29, 2019, El Brocal entered into a new financial obligation of US$161,893,850 with Banco de Crédito del Perú in order to cancel the two previous obligations: i) Finance leaseback; and ii) Mid-term financial obligation. The new financial obligation has the following terms and conditions:

-	Principal (Part A): US$113,325,695.

-	Principal (Part B): US$48,568,155.

-	Annual interest rate (Part A): 3.76 percent.

-	Annual interest rate (Part B): Three-month LIBOR plus 2.39 percent.

-	Term (Part A): 5 years since October 2019 until October 2024.

-	Term (Part B): 7 years since October 2019 until October 2026.

According to the lease contract mentioned above, El Brocal is required to maintain the following financial ratios:

(i)	Debt service coverage ratio: Higher than 1.3.

(ii)	Leverage Ratio: Less than 1.0 times.

(iii)	Indebtedness ratio: Less than 2.25 times.

This new financial obligation is guaranteed by a security guarantee contract on assets; guarantee contract on credit rights, flows and account balances; land mortgage contract; and mortgage contract on mining concessions.

The El Brocal´s Management oversees the compliance of the terms described above. As of December 31, 2019 and 2018, Buenaventura complies with the above financial ratios.

The compliance with the financial ratios is monitored by El Brocal’s management, which it managed and obtained from Banco de Crédito del Perú a waiver for any possible breach of the financial ratios that occured for the last quarter of 2019 and for the year 2020.

(d)	On December 2, 2009, Huanza entered into a finance lease contract with Banco de Crédito del Perú. In the year 2017, Huanza negotiated a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: US$119,000,000.

-	Annual interest rate: Three-month LIBOR plus 2.75 percent.

-	Term: 6 years since August 2014, with final maturity in November 2020.

-	Guarantee: Leased equipment.

-	Amortization: 26 quarterly variable installments and a final payment of US$44,191,000.

Notes to the consolidated financial statements (continued)

On June 30, 2014, Banco de Credito del Perú extended the finance lease contract above mentioned, through the addition of a new tranche. In 2017, Huanza negotiate a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: US$103,373,000.

-	Annual interest rate: Three-month LIBOR plus 2.75 percent.

-	Term: 6 years since August 2014, with final maturity in November 2020.

-	Guarantee: Leased equipment.

-	Amortization: Through an initial installment of US$18,373,000, with 26 quarterly variable installments and a final installment of US$68,905,000.

In addition, Huanza have granted a security interest for 100 percent of shares.

According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-  Debt service coverage ratio: Higher than 1.1.

- Minimum Net equity of US$30,000,000.

On December 2, 2009, Huanza signed a “Guarantee Trust Agreement” (hereinafter “the contract”), related to the financial lease agreement described above. In said contract, Huanza and Buenaventura are the trustors, the Bank is the trustee and La Fiduciaria S.A. is the fiduciary. The objective of the contract is the constitution of a trust equity with irrevocable character, which serves entirely as a guarantee of the total payment of the guaranteed obligations, which are based on the agreements, renewals, extensions or modifications established in the financial lease documents.

Under this contract, Huanza promised to grant the following:

-	Trust of flows with respect to all the income of the hydroelectric power station of Huanza, including the income from sales of power and energy, through which Huanza is obliged to receive all the cash flows of commercial income through a collection account, as well as carry out certain mandatory actions that guarantee the channeling of flows mentioned above.

-	Trust of assets of the station, the lands, the assets of Huanza necessary for the operation of the station that are not under the Financial Lease Agreement and the actions of Huanza, as well as the right of collection on future flows that would correspond receive Huanza before the eventual public auction of the rights and assets of the concession because of the expiration of the concession.

-	The conditional transfer, by which Huanza assigns to the Bank the rights and obligations derived from the agreements and contracts signed by Huanza for the construction of the Plant.

Notes to the consolidated financial statements (continued)

-	Letters of Guarantee, by means of which, Buenaventura is constituted as Huanza's solidarity guarantor, guaranteeing in favor of the Bank the fulfillment of the obligations breached by Huanza.

As of December 31, 2019 and 2018, Huanza complied with these assumed commitments, including that related to the channeling of all the cash flows received for commercial income through a collection account.

(e)	The long-term portion of the financial obligations held by the Group matures as follows:

	2019	2018
	US$(000)	US$(000)

Between 1 and 2 years	133,091	278,397
Between 2 and 5 years	127,463	266,625
More than 5 years	48,566	-

	309,120	545,022
Debt issuance costs	(3,124)	(4,126)

	305,996	540,896

(f)	Below is presented the movement:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Beginning balance	587,062	633,083	592,342
New obligations	161,894	-	80,000
New lease obligations, note 2.3	19,885	-	-
Payments of financial obligations	(186,152)	(45,222)	(32,599)
Payments of obligations for leases	(7,596)	-	-
Increase of debt issuance costs	(728)	-	(480)
Movement of lease obligations	(4,786)	-	-
Accrual of debt issuance costs in results, note 27(a)	2,109	1,024	909
Exchange difference	-	384	(165)
Increase in interest for debt restructuring	-	(2,207)	-
Accrual of debt issuance costs capitalized	-	-	272
Sale of asset under lease agreement	-	-	(7,196)

Final balance	571,688	587,062	633,083

Notes to the consolidated financial statements (continued)

(g)	Lease liabilities related to the right in use are:

2019
US$(000)

Buildings	5,296
Transportation units	1,429
Machinery and equipment	778

7,503
Classification by maturity:
Current portion	3,692
Non-current portion	3,811
7,503

Buildings -

Lease liabilities related to buildings mainly correspond to a lease contract entered by Buenaventura on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years since the year 2013 and fixed payments. The Group has the option to lease the assets for two additional term of 5 years each.

Future minimum rentals payable as of December 31 are the following:

	2019	2018
	US$(000)	US$(000)

Within one year	1,470	1,543
After one year but not more than five years	3,697	5,787
	5,167	7,330

Transportation units -

The Group has lease contracts for various items of mining vehicles used in its operations. Leases of mining vehicles generally have lease terms between one and three years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets. No contracts require the Group to maintain certain financial ratios nor includes variable lease payments.

The Group also has certain leases of assets with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the short-term lease and lease of low-value assets recognition exemptions for these leases.

Notes to the consolidated financial statements (continued)

17.	Shareholders’ equity, net

(a)	Capital stock -

The Group’s share capital is stated in soles and consisted of common shares with voting rights, with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock as of December 31, 2019 and 2018:

	Number of shares	Capital stock	Capital stock
		S/(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)
	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/47.77 per share as of December 31, 2019 (S/53.60 per share as of December 31, 2018). These shares present trading frequencies of 25 and 35 percent in the years 2019 and 2018, respectively.

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled neither to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividends distribution. The table below presents the composition of the investment shares as of December 31, 2019 and 2018:

	Number of shares	Investment shares	Investment shares
		S/(000)	US$(000)

Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)
	271,677	2,717	791

The market value of the investment shares amounted to S/16.00 per share as of December 31, 2019 (S/19.60 per share as of December 31, 2018). These shares did not present a trading frequency in 2019 and 2018.

(c)	Legal reserve -

The Peruvian Corporations Law requires that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20 percent of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to replenish it.

Notes to the consolidated financial statements (continued)

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$53,000 in the year 2019 (US$44,000 and US$327,000 in the years 2018 and 2017 respectively) as a result of the expired dividends. According to the General Corporate Law, dividends expire ten years after the payment due.

(d)	Dividends declared and paid -

The table below presents the dividends declared and paid in 2019, 2018 and 2017:

Meetings	Date	Dividends declared and paid	Dividend per share
		US$(000)	US$

2019 Dividends
Mandatory Annual Shareholders’ Meeting	March 25	16,538	0.06
Less - Dividends of treasury shares		(1,298)

		15,240

Board of Directors’ Meeting	October 29	7,442	0.03
Less - Dividends of treasury shares		(584)
		6,858
		22,098

2018 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	8,269	0.03
Less - Dividends of treasury shares		(648)
		7,621

Board of Directors’ Meeting	October 25	16,538	0.06
Less - Dividends of treasury shares		(1,299)
		15,239
		22,860

2017 Dividends
Mandatory Annual Shareholders’ Meeting	March 28	15,711	0.06
Less - Dividends of treasury shares		(1,232)

		14,479

Board of Directors’ Meeting	October 27	8,269	0.03
Less - Dividends of treasury shares		(649)
		7,620
		22,099

According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

Dividends declared by S.M.R.L. Chaupiloma Dos de Cajamarca corresponding to non-controlling interest were US$6,500,000, US$5,560,000 and US$6,036,000 for the years 2019, 2018 and 2017, respectively.

Notes to the consolidated financial statements (continued)

(e)	Basic and diluted profit (loss) per share -

Profit (loss) per share is calculated by dividing net profit (loss) for the period by the weighted average number of shares outstanding during the year. The calculation of profit (loss) per share attributable to the equity holders of the parent is presented below:

	2019	2018	2017

Profit (loss) net (numerator) - US$	(12,208,000)	(13,445,000)	60,823,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) net per basic share and diluted - US$	(0.05)	(0.05)	0.24

The calculation of profit (loss) per share from continuing operations attributable to the equity holders of the Parent is presented below:

	2019	2018	2017

Profit (loss) net (numerator) - US$	(1,694,000)	(1,637,000)	71,167,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) net per basic share and diluted - US$	(0.01)	(0.02)	0.28

The common and investment shares outstanding at the close of 2019, 2018 and 2017 were 253,986,867.

A tax of 5 percent of the income tax is established to the dividends or any other form of distribution of profits.

Notes to the consolidated financial statements (continued)

18.	Subsidiaries with material non-controlling interest

(a)	Financial information of main subsidiaries that have material non-controlling interest are provided below:

	Country of incorporation and operation	2019, 2018 and 2017
		%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00
Minera La Zanja S.R.L.	Peru	46.94
Apu Coropuna S.R.L.	Peru	30.00

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	161,917	176,978	165,032
Minera La Zanja S.R.L.	33,026	42,295	48,642
S.M.R.L. Chaupiloma Dos de Cajamarca	1,587	1,800	1,693
Apu Coropuna S.R.L.	148	164	223
	196,678	221,237	215,590
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	(13,432)	2,880	4,246
Minera La Zanja S.R.L.	(9,090)	(6,346)	(6,006)
S.M.R.L. Chaupiloma Dos de Cajamarca	6,286	5,667	5,827
Apu Coropuna S.R.L.	(14)	(410)	(454)
Other minor	(1)	-	(1)
	(16,251)	1,791	3,612

During 2017, purchases of shares in the subsidiary Sociedad Minera El Brocal S.A.A. were made for US$621,000, which resulted in an increase in its shares and a dilution of non-controlling shareholders of 0.09%.

Notes to the consolidated financial statements (continued)

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2019:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)

Current assets	149,945	112,420	6,252	2,141
Non-current assets	576,028	26,038	-	185
Current liabilities	(118,965)	(20,170)	(2,286)	(1,094)
Non-current liabilities	(210,904)	(47,930)	-	(740)

Shareholders’ equity, net	396,104	70,358	3,966	492

Attributable to:
Shareholders of the Group	234,187	37,332	2,379	344
Non-controlling interests	161,917	33,026	1,587	148

	396,104	70,358	3,966	492

Statements of financial position as of December 31, 2018:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)

Current assets	170,274	126,878	7,154	2,263
Non-current assets	603,280	31,841	-	182
Current liabilities	(123,052)	(25,834)	(2,653)	(1,165)
Non-current liabilities	(217,683)	(42,781)	-	(739)

Shareholders’ equity, net	432,819	90,104	4,501	541

Attributable to:
Shareholders of the Group	255,841	47,809	2,701	377
Non-controlling interests	176,978	42,295	1,800	164

	432,819	90,104	4,501	541

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the years 2019, 2018 and 2017:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.	Other minor
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2019 -

Revenues	299,252	43,520	22,297	-	-
Net profit (loss)	(32,855)	(19,364)	15,715	(48)	(17)
Attributable to non-controlling interests	(13,432)	(9,090)	6,286	(14)	(1)

Year 2018 -

Revenues	332,298	96,611	20,385	-	-
Net profit (loss)	6,305	(13,519)	14,168	(1,369)	-
Attributable to non-controlling interests	2,880	(6,346)	5,667	(410)	-

Year 2017 -

Revenues	322,653	165,319	20,739	-	-
Net profit (loss)	10,386	(12,795)	14,568	(1,515)	386
Attributable to non-controlling interests	4,246	(6,006)	5,827	(454)	(1)

Statements of cash flow for the years 2019, 2018 and 2017:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)

Year 2019 -
Operating activities	1,545	(908)	16,040	-
Investing activities	(28,259)	(1,629)	-	-
Financing activities	(405)	(763)	(16,250)	1,032
	(27,119)	(3,300)	(210)	1,032
Year 2018 -
Operating activities	74,985	10,323	14,066	(572)
Investing activities	(29,546)	(13,160)	-	-
Financing activities	(29,974)	-	(13,900)	-
	15,465	(2,837)	166	(572)

Notes to the consolidated financial statements (continued)

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Year 2017 -
Operating activities	60,525	139,155	15,093	(185)
Investing activities	(64,343)	(17,326)	-	-
Financing activities	18,096	(32,077)	(15,090)	1,477
	14,278	89,752	3	1,292

19.	Tax situation

(a)	Current tax regime -

The Company and its Peruvian subsidiaries are subject to the Peruvian tax regime. By means of Law N° 1261 enacted on December 10, 2016, the Peruvian government introduced certain amendments to the Income Tax Law, effective January 1, 2017. The most relevant are listed below:

-	A corporate income tax rate of 29.5% is set.

-	A tax of 5% of the income tax is established to the dividends or any other form of distribution of profits. The rate applicable to dividends will be considered taking into account the year in which the results or profits that form part of the distribution has been obtained. The rate will be consider according to the following: 4.1% with respect to the results obtained until December 31, 2014; 6.8% with respect to the results obtained during the years 2015 and 2016; and 5% with respect to the results obtained from January 1, 2017.

-	It has been established that the distribution of dividends to be made corresponds to the oldest retained earnings.

In July 2018, Law No. 30823 was published. Under this Law, the Congress delegated to the Executive Power the power to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:

(i)	Since January 1, 2019, the applicable treatment of royalties and remuneration for services rendered by non-domiciled was modified (Legislative Decree No. 1369).

(ii)	The rules that regulate the obligation of legal persons and / or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established.

(iii)	The Tax Code was modified in order to provide greater guarantees to taxpayers in the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide the Tax Administration with tools for its effective implementation.

(iv)	Rules have been established for the accrual of income and expenses for tax purposes since January 1, 2019. Until 2018, there was no normative definition of this concept, so in many cases, accounting rules were used for its interpretation.

Notes to the consolidated financial statements (continued)

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax (VAT) returns for the following years are open to review by the Tax Authorities:

Entity	Years open to review by the Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2015-2019
Compañía Minera Condesa S.A.	2015-2019
Compañía Minera Colquirrumi S.A.	2015-2019
Consorcio Energético de Huancavelica S.A.	2016-2019
Contacto Corredores de Seguros S.A.	2014-2019
El Molle Verde S.A.C.	2015-2019
Empresa de Generación Huanza S.A.	2015-2019
Inversiones Colquijirca S.A.	2015-2019
Minera La Zanja S.R.L.	2016-2019
Sociedad Minera El Brocal S.A.A.	2014, 2016-2019
S.M.R.L. Chaupiloma Dos de Cajamarca	2015-2019
Procesadora Industrial Río Seco S. A.	2015-2019
Apu Coropuna S.R.L.	2015-2019
Cerro Hablador S. A. C.	2015-2019
Minera Azola S. R. L.	2015-2019

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In management's opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2019 and 2018.

The open tax process of the Group and its associates are presented in note 29(e).

Notes to the consolidated financial statements (continued)

	(c)	Tax-loss carryforwards -

As of December 2019 and 2018, the tax-loss carryforward determined by the Group amounts to approximately S/1,950,896,000 and S/1,550,156,000, respectively (equivalent to US$588,151,000 and US$458,762,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses with an annual cap equivalent to 50 percent of net future taxable income.

The Group recognized a deferred income tax asset related to the tax-loss carryforward of those companies where is probable that a carryforward can be used to compensate future taxable profits.

	(d)	Transfer pricing –

For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Group’s operations. The Group’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2019 and 2018.

20.	Net sales

(a)

The Group’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Revenues by geographic region:
Metal and concentrates sales -
Peru	476,978	521,017	516,054
America - other than Peru	171,769	370,624	471,863
Asia	105,645	120,519	120,719
Europe	60,475	100,792	79,837
	814,867	1,112,952	1,188,473
Services -
Peru	23,501	23,712	14,903
America - other than Peru	130	289	14,794
Europe	30	-	-
	23,661	24,001	29,697
Royalties -
Peru	22,297	20,385	20,739

	860,825	1,157,338	1,238,909

Notes to the consolidated financial statements (continued)

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Revenues by type of good or services:
Sales by metal -
Silver	298,171	362,122	393,257
Gold	254,194	411,877	510,982
Copper	238,304	274,761	268,527
Zinc	149,317	164,666	170,518
Lead	89,141	85,555	85,957
Manganese sulfate	6,046	6,655	6,317
Indium	-	-	66
	1,035,173	1,305,636	1,435,624
Commercial deductions	(220,306)	(192,684)	(247,151)
	814,867	1,112,952	1,188,473
Sales by services -	23,661	24,001	29,697
Royalties income -	22,297	20,385	20,739
Total revenue from contracts with customers	860,825	1,157,338	1,238,909

Revenues by type of recognition:
Goods transferred at a point in time	814,867	1,112,952	1,188,473
Services transferred over time	23,661	24,001	29,697
Royalties at a point of time	22,297	20,385	20,739
	860,825	1,157,338	1,238,909

(b)	Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the consolidated statement of profit or loss:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Contracts with customers for sale of goods	814,867	1,112,952	1,188,473
Hedge operations	4,322	(1,398)	(10,921)
Fair value of accounts receivables	2,347	(6,013)	8,417
Adjustments to prior period liquidations	394	788	1,237
Net sale of goods	821,930	1,106,329	1,187,206

Net sale of services	23,661	24,001	29,697

Royalty income	22,297	20,385	20,739

	867,888	1,150,715	1,237,642

(c)	Performance obligations -

The performance obligation of the sale of goods is satisfied upon delivery of the goods and payment is generally due within 30 to 90 days from delivery. Performance obligation of services is satisfied over-time and payment is generally due upon completion and acceptance of service.

Notes to the consolidated financial statements (continued)

	(d)	Concentration of sales -

In 2019, the three customers with sales of more than 10 percent of total net sales represented 25, 16 and 11 percent from the total net sales of the Group (three customers by 32, 13 and 11 percent during 2018 and three customers by 28, 15 and 10 percent during 2017). As of December 31, 2019, 84 percent of the accounts receivable correspond to these customers (43 percent as of December 31, 2018). These customers are related to the mining business.

The Group’s sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have long-term sales contracts with the Group that guarantee supplying them the production from the Group’s mines.

	(e)	Sales expenses -

Sales expenses represent 3%, 2% and 2% of the total operating income for the years 2019, 2018 and 2017, respectively. Sales expenses corresponds mainly to transportation services and services and shipping costs. Transportation services represent 58% of the caption for the years 2019, 2018 and 2017. Shipping services and expenses represent 22%, 21% and 8% of the caption for the years 2019, 2018 and 2017.

21.	Cost of sales, without considering depreciation and amortization

	(a)	The cost of sales of goods is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	49,206	37,640	58,633

Cost of production
Services provided by third parties	196,895	243,410	254,821
Consumption of materials and supplies	96,351	133,961	129,294
Direct labor	79,076	93,122	82,930
Electricity and water	44,583	50,215	42,877
Transport	20,784	23,539	25,406
Maintenance and repair	19,729	24,415	22,062
Short-term and low-value lease	16,341	30,819	15,498
Insurances	12,235	11,311	5,870
Provision (reversal) for impairment of finished goods and product in progress, note 8(c)	(2,143)	4,521	2,118
Other minor	11,755	9,634	10,179
Total cost of production of the period	495,606	624,947	591,055
Final balance of products in process and finished goods, net of depreciation and amortization	(31,938)	(49,206)	(45,038)

Cost of sales of goods, without considering depreciation and amortization	512,874	613,381	604,650

Notes to the consolidated financial statements (continued)

(b)	The cost of services is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Direct labor	1,231	2,128	7,398
Electricity and water	589	249	586
Consumption of materials and supplies	497	675	1,026
Services provided by third parties	331	382	1,782
Maintenance and repair	186	543	946
Insurances	163	86	246
Transport	148	50	98
Short-term and low-value lease	89	92	423
Other minor	144	113	449

	3,378	4,318	12,954

22.	Exploration in operating units

This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	2,837	5,157	5,309

Exploration in operating units
Services provided by third parties	33,591	71,513	75,743
Consumption of materials and supplies	3,712	8,594	7,673
Direct labor	1,747	2,349	2,142
Short-term and low-value lease	1,186	2,065	1,405
Electricity and water	905	1,337	820
Transport	71	192	543
Maintenance and repair	10	450	98
Other minor	548	910	56
Total exploration in operating units	41,770	87,410	88,480
Final balance of products in process and finished goods, net of depreciation and amortization	(444)	(2,837)	(4,478)

Exploration in operating units	44,163	89,730	89,311

As of December 31, 2019, 2018 and 2017, disbursements of exploration in operating amount to US$44.2 million, US$89.7 million and US$89.3 million, respectively, which are presented in the “Payments to suppliers and third parties” caption of the consolidated statements of cash flows.

Notes to the consolidated financial statements (continued)

23.	Mining royalties

This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Royalties paid to the Peruvian State	8,091	9,266	10,719
Sindicato minero de Orcopampa S.A., note 29(b)	4,741	12,122	20,165

	12,832	21,388	30,884

24.	Administrative expenses

This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Personnel expenses	38,566	34,656	36,265
Professional fees	13,924	15,324	12,663
Sundry charges	7,489	3,965	4,921
Depreciation and amortization	3,825	1,295	1,146
Board of Directors’ compensation	2,202	3,252	1,422
Software licenses	1,706	1,824	2,523
Subscriptions and quotes	1,492	1,938	1,428
Communications	1,296	1,512	1,376
Donations	1,030	1,617	3,006
Short-term and low-value lease	1,011	5,818	5,412
Maintenance and repairs	953	2,732	2,657
Transport	878	1,212	989
Insurance	720	645	3,911
Consumption of materials and supplies	422	436	616
Canons and tributes	410	388	602
Travel and mobility	373	467	1,053
Allowance for expected credit losses, note 7(f)	-	18	676
	76,297	77,099	80,666

25.	Exploration in non-operating areas

This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Personnel expenses	3,632	4,830	4,064
Services provided by third parties	3,611	22,764	5,401
Lands	1,528	1,867	1,781
Short-term and low-value lease	415	1,524	1,171
Consumption of materials and supplies	328	1,420	582
Other minor	2,365	3,902	5,263

	11,879	36,307	18,262

During 2019, disbursements of exploration in non-operating areas amount to US$11.9 million mainly focused in Yumpag and Marcapunta (US$36.3 million during 2018 mainly focused in Yumpag, Marcapunta and Emperatriz and US$18.3 million during 2017 mainly focused in Tambomayo, Yumpag, Marcapunta and Emperatriz exploration projects), which are presented in the “Payments to suppliers and third parties” caption of the consolidated statements of cash flows.

Notes to the consolidated financial statements (continued)

26.	Other, net

	(a)	This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Other income
Sale of supplies and merchandise to third parties	32,228	46,128	54,496
Sale of assets to third parties	19,405	3,863	369
Reversal for impairment of spare parts and supplies, note 8(c)	11,641	4,665	2,370
Sale of services to third parties	6,415	3,512	2,552
Revenue from commercial claims	2,098	-	-
Income from previous years	1,311	1,504	2,680
Sale of supplies to related parties, note 30(a)	1,259	27	4
Sale of assets to related parties, note 30(a)	11	30	336
Insurance claim recovery (c)	-	33,735	1,190
Sale of investment in subsidiary	-	7,097	-
Changes in provisions for exploration projects, note 15(b)	-	2,433	-
Recovery of expenses from previous years	-	81	68
Income from rental of investment properties	-	45	235
Expiration of allowance for expected credit losses, note 7(f)	-	45	99
Sale of investment properties (b)	-	-	11,250
Other minor	2,632	(566)	11,881

	77,000	102,599	87,530

Notes to the consolidated financial statements (continued)

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Other expenses
Disposal cost of sale of supplies and merchandise to third parties	(33,664)	(57,897)	(60,239)
Direct expenses	(15,992)	(9,867)	(5,721)
Provision for impairment of spare parts and supplies, note 8(c)	(15,703)	(11,704)	(4,814)
Net cost of property, machinery and equipment to third parties, note 11(a)	(4,965)	(626)	-
Changes in provisions for exploration projects, note 15(b)	(4,020)	-	(891)
Disposal cost of sale of supplies and merchandise to related parties	(2,944)	(257)	(40)
Expenses from previous years	(2,240)	(1,831)	(603)
Withdrawals and disposals of property, machinery and equipment, note 11(a)	(2,926)	(6,626)	(15,013)
Allowance for expected credit losses, note 7(f)	(25)	(1,334)	-
Net cost of transfer of investments, note 1(d)	-	(11,178)	(1,706)
Net cost of investment properties (b)	-	-	(9,575)
Other minor	(9,236)	(2,587)	(2,158)

	(91,715)	(103,907)	(100,760)

	(14,715)	(1,308)	(13,230)

(b)	During 2017 the Group sold to a third party its investment properties located in the El Derby Capital Building, district of Surco.

(c)

Corresponds to the indemnity for the insurance claim of the rotor 2 of the 20X30 mill motor occurred in May 2017 of the subsidiary El Brocal. The total compensation for lost profits and consequential damages is US$38,793,000, while the associated costs for mitigation, repair and cost overruns are US$5,058,000, having a net effect on results of US$33,735,000, see note 26. As of December 31 of 2018, El Brocal has received the full amount of compensation from the insurance. As of December 31, 2017 corresponds to the recovery income of the sinister that occurred in the rotor 1 of the 20x30 mill and in the conveyor belt corresponding to the incident that occurred in 2016, for approximately US$4,175,000, and the incurred cost associated amounts to US$2,985,000, resulting in a net effect of US$1,190,000.

Notes to the consolidated financial statements (continued)

27.	Finance costs and finance income

	(a)	This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Finance income:
Interest on time deposits	4,971	5,176	1,050
Dividends income	3,625	-	-
Interests on third parties loans	460	561	813
Interests on loans to related parties, note 30(a)	86	92	1,685
Interests on tax claims	16	1,701	153
Other minor	517	340	43
	9,675	7,870	3,744

Unrealized variation of the fair value related to contingent consideration liability (b)	-	1,815	1,773

Total finance revenues	9,675	9,685	5,517
Finance costs:
Interest on borrowings	28,418	31,538	28,019
Tax on financial transactions	166	173	180
Interest on loans	1	2	1,053
Other minor	55	703	72
	28,640	32,416	29,324

Accretion expense for mine closure, note 15(b)	10,390	4,982	4,318
Accrual of debt issuance costs, note 16(f)	2,109	1,024	909
Unrealized variation of the fair value related to contingent consideration liability (b)	655	-	-
Accretion expense of leases liability	379	-	-
Total finance costs	42,173	38,422	34,551

(b)	Contingent consideration -

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (“Gold Fields”) 51 percent of the voting shares of Canteras del Hallazgo S.A.C., which represent the whole interest of Gold Fields in the equity of such entity.

Through the fusion with Canteras del Hallazgo S.A.C, the Group is the owner of the Chucapaca project, which is located in the Ichuña district, in the General Sanchez Cerro province, in the Moquegua department, Peru. According to previously performed studies, there is evidence of the existence of gold, silver, copper and antimony in the area, specifically in the Canahuire deposit.

The purchase and sale agreement considered a contingent consideration of US$23,026,000, which corresponds to the present value of the future royalty payments equivalent to 1.5 percent over the future sales of the minerals arising from the mining properties acquired. The fair value of the future royalty payments was determined using the income approach.

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

Notes to the consolidated financial statements (continued)

As of December 31, 2019, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2019 reflects this assumption and changes in metal prices.

A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Beginning balance	15,755	17,570	19,343

Variation of the fair value in results	655	(1,815)	(1,773)

Final balance	16,410	15,755	17,570

Significant unobservable valuation inputs are provided below:

	2019	2018

Annual average of future sales of mineral (US$000)	190,815	193,906
Useful life of mining properties	14	13
Pre-tax discount rate (%)	10	10

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Notes to the consolidated financial statements (continued)

28.	Deferred income tax

	(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

	As of January 1, 2018	Credit (debit) to consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	Others movements	As of December 31, 2018	Credit (debit) to consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	Others movements	As of December 31, 2019
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Deferred asset for income tax
Tax - loss carryforward	94,939	10,919	-	(396)	105,462	25,866	-	-	131,328
Difference in depreciation and amortization rates	47,482	1,088	-	-	48,570	37	-	-	48,607
Provision for closure of mining units, net	19,793	7,423	-	-	27,216	3,684	-	-	30,900
Impairment loss of long-lived assets	9,920	(2,448)	-	-	7,472	576	-	-	8,048
Other minor	15,459	5,369	-	(147)	20,681	422	-	400	21,503
	187,593	22,351	-	(543)	209,401	30,585	-	400	240,386
Derivative financial instruments	9,103	-	(9,103)		-	-	-	-	-
	196,696	22,351	(9,103)	(543)	209,401	30,585	-	400	240,386
Deferred assets for mining royalties and special mining tax	123	(87)	-	-	36	(6)	-	-	30

Total deferred asset	196,819	22,264	(9,103)	(543)	209,437	30,579	-	400	240,416

Deferred liability for income tax
Differences in amortization rates for development costs	(45,693)	(20,295)	-		(65,988)	(3,357)	-	-	(69,345)
Effect of translation into U.S. dollars	(46,023)	(15,248)	-		(61,271)	14,995	-	-	(46,276)
Other minors	(77,603)	3,123	-		(74,480)	(4,550)	-	-	(79,030)
	(169,319)	(32,420)	-		(201,739)	7,088	-	-	(194,651)

Derivative financial instruments	-	-	(813)		(813)	-	813	-	-
	-	-	(813)		(813)	-	813	-	-

Deferred liability for mining royalties and special mining tax	(161)	159	-	-	(2)	(166)	-	-	(168)

Total deferred liability	(169,480)	(32,261)	(813)		(202,554)	6,922	813	-	(194,819)

Deferred income tax asset, net	27,339	(9,997)	(9,916)	(543)	6,883	37,501	813	400	45,597

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2019	2018
	US$(000)	US$(000)

Deferred income tax asset, net	74,556	38,305
Deferred income tax liability, net	(28,959)	(31,422)
	45,597	6,883

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2019, 2018 and 2017:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Income tax expense
Current	(11,851)	(12,433)	(18,780)
Deferred	37,617	(10,029)	5,984
	25,766	(22,462)	(12,796)
Mining Royalties and Special Mining Tax
Current	(60)	(4,449)	(4,933)
Deferred	(116)	32	(159)
	(176)	(4,417)	(5,092)

Total income tax	25,590	(26,879)	(17,888)

(d)	Below is a reconciliation of tax expense and the accounting profit (loss) multiplied by the statutory tax rate for the years 2019, 2018 and 2017:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Profit (loss) before income tax	(43,535)	27,033	92,667
Loss for discontinued operations	(10,514)	(11,808)	(10,344)

Profit (loss) before income tax	(54,049)	15,225	82,323

Theoretical loss (gain) for income tax	15,944	(4,491)	(24,285)

Permanent items and others:
Effect of translation into U.S. dollars	14,995	(15,248)	24,502
Share in the results of associates and joint ventures	14,074	(337)	3,896
Permanent items	(9,958)	(3,466)	(16,549)
Unrecognized deferred tax asset	(9,265)	(2,038)	(1,898)
Mining royalties and special mining tax	(24)	3,118	1,538
Income tax expense	25,766	(22,462)	(12,796)
Mining Royalties and Special Mining Tax	(176)	(4,417)	(5,092)
Total income tax	25,590	(26,879)	(17,888)

Notes to the consolidated financial statements (continued)

(e)

Related to the investment in associates, the Group has not recognized a deferred income tax asset by US$271.8 million as of December 31, 2019, originated by the difference between the financial and taxable basis of these investments (US$277.0 million as of December 31, 2018). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

(f)

Deferred income tax asset is presented net of the portion unrecognized that the Group estimates will not be probable that taxable profits will be available against which the deferred tax asset can be utilized:

	Total deferred tax asset	Unrecognized deferred tax	Net deferred tax asset
	US$(000)	US$(000)	US$(000)

As of December 31, 2019 -
Tax - loss carryforward	139,614	(8,152)	131,462
Difference in depreciation and amortization rates	68,151	(19,544)	48,607
Provision for closure of mining units, net	53,418	(22,518)	30,900
Impairment loss of long-lived assets	8,048	-	8,048
Other minor	21,369	-	21,369

Total income tax	290,600	(50,214)	240,386

As of December 31, 2018 -
Tax - loss carryforward	106,223	(761)	105,462
Difference in depreciation and amortization rates	68,114	(19,544)	48,570
Provision for closure of mining units, net	47,859	(20,643)	27,216
Impairment loss of long-lived assets	7,472	-	7,472
Other minor	20,681	-	20,681

Total income tax	250,349	(40,948)	209,401

Notes to the consolidated financial statements (continued)

29.	Commitments and contingencies
Commitments
	(a)	Environmental -
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

The Group pays 10 percent on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043. The payments are included as royalties, see note 23.

	(c)	Leases
Group as a lessee -

The Group has lease contracts for several of assets used in its operations. Leases of plant and machinery generally have lease terms between 1 and 3 years. The Group also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

The carrying amounts of the right-of-use assets and liabilities recognized and the movements during the period are presented in note 11 and note 16, respectively.

Contingencies
	(d)	Legal procedures -
Buenaventura -

The Group is a party in legal procedures that have arisen in the normal course of its activities. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies for the consolidated financial statements.

Notes to the consolidated financial statements (continued)

The possible contingencies amount to US$3.0 million and US$2.9 million as of December 31, 2019 and 2018, respectively.

Yanacocha -
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

On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proofs presented by the plaintiff. Yanacocha has answered the claim. Yanacocha cannot reasonably predict the outcome of this litigation. The Group has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

Environmental contingences -

The Peruvian government agency responsible for environmental evaluation and inspection, “Organismo Evaluacion y Fiscalizacion Ambiental” (“OEFA”), conducts periodic reviews of the Yanacocha site. From 2011 to 2019, OEFA issued notices of alleged violations of OEFA standards to the Company relating to past inspections. OEFA has resolved with minimal or no findings.

In 2015 and 2016, the Autoridad Nacional del Agua of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2017 with no findings. The experience with OEFA and the Autoridad Nacional del Agua is that in the case of a finding of violation, remedial action is often the outcome rather than a significant fine.

The alleged OEFA violations currently range from zero to 17,642 tax units and the Autoridad Nacional del Agua alleged violations range from zero to 10 tax units, being each tax unit equivalent to approximately US$1,260 based on current exchange rates. Yanacocha is responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations with potential fine for pending matters of US$0 to US$22.2, which it does not consider probable.

Notes to the consolidated financial statements (continued)

(e)	Open tax procedures –
Buenaventura –

-

During 2012 and 2014, the “Superintendencia Nacional de Aduanas y de Administración Tributaria” (SUNAT) reviewed the income tax for 2007 and 2008. As a result, SUNAT does not recognize tax declared deductions by S/1,056,310,000 (equivalent to US$318,453,000) in the year 2007 and S/1,530,985,000 (equivalent to US$461,557,000) for the year 2008. The main unrecognized deduction is the payment made for the removal of the price component of its commercial contracts of gold. In the opinion of management and its legal counsel, the objections are unfounded so Buenaventura should get a favorable result in the initiated claim process.

In November 2018, the Tax Court resolved the appeal proceedings not recognizing the contracts of physical deliveries and the contractual obligation and considers that the payments correspond to an advance financial settlement of Contracts of Derivative Financial Instruments and that the Company would not have accredited the purpose of hedge and the risks covered. The Company’s Management with the support of its legal advisers initiated various administrative and judicial actions to present their arguments and defend their rights.

These disputes would be resolved in judicial instances in the Judicial Power. As of December 31, 2019, the total possible contingencies related to these audits amount to S/1,514 million (equivalent to US$456 million).

-

During 2015, SUNAT reviewed the income tax of 2009 and 2010. As a result, they did not recognize Buenaventura declared tax deductions by S/76,023,000 (equivalent to US$22,919,000) and the compensation of tax losses for S/561,758,000 (equivalent to US$169,357,000). The main unrecognized deductions by Buenaventura are: the non-deductibility of bonuses paid to contractors, a provision of doubtful accounts not accepted as an expense and income unduly deducted. In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process.

In December 2018, the Tax Court resolved the appeal files confirming reparations for S/70,277,000 (equivalent to US$21,187,000) basically related to the provision for collection of doubtful debts as an expense and unfounded income unduly deducted. To date, the Company’s Management, with the support of its legal advisors, has initiated administrative and judicial actions to present its arguments and make its rights prevail. These disputes would be resolved in judicial instances in the Judicial Power. As of December 31, 2019, the total possible contingencies related to these audits amount to S/515 million (equivalent to US$155 million).

Notes to the consolidated financial statements (continued)

In December 2019, Tax Administration initiated actions of forced collection of interest and fines for the reliquidation that it has made of prepayments from January to December 2009 and January to February 2010. These are based on the 2007 and 2008 annual tax fiscal years, which were recalculated by SUNAT with the objections mentioned in the first and second paragraphs and which are questioned in the judicial process. On December 20, 2019, SUNAT executed the forced collection of debt amounting to S/120,262,000 (equivalent to US$36,322,000). In opinion of the legal advisors of the Company, favorable results should be obtained in the judicial process that has been initiated, therefore an account receivable have been registered in the heading “Trade and other accounts receivable, net”, see note 7(g).

-

During the year 2018, the Tax Administration has audited the income tax declaration for 2014. As a result of this audit, SUNAT does not recognize the Company deductions declared for S/94,898,000 (equivalent to US$28,610,000). The main disagreements are related to the non-deductibility of bonus paid to contractors, which also affects the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT. In the opinion of the Management and its legal advisors, these repairs are not supported, so that a favorable result in the claim process that they have initiated will be obtained.

-

During the year 2019, the Tax Administration reviewed the income tax of the year 2013. As a result, SUNAT did not recognize Buenaventura declared tax deductions by S/148,730,000 (equivalent to US$44,839,000). The main unrecognized deductions by Buenaventura are the non-deductibility of bonuses paid to contractors, the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT. In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process.

-

During the year 2019, the Tax Administration reviewed the income tax of the year 2014. As a result, SUNAT did not recognize Buenaventura declared tax deductions related to the non-deductibility of bonus paid to contractors for S/2,067,000 (equivalent to US$623,000). In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process.

The Company’s Management and its legal advisors are of the opinion that the results of the procedures in the various instances will be favorable to the Company, which is why they consider that it is not necessary to recognize any provision for these contingencies.

Notes to the consolidated financial statements (continued)

Subsidiaries –
Sociedad Minera El Brocal S.A.A. –

-

On May 30, 2014, SUNAT issued tax and fines assessments for the 2011 income tax of El Brocal. Within the terms of law, El Brocal filed an appeal that is pending resolution to date. It should be noted that on June 18, 2014, El Brocal decided to pay under protest the income tax assessment by S/8,333,000 (equivalent to US$2,512,000) so it can have access to a discount benefit of the fine. This payment is recorded as part of account receivables as “Trade and other accounts receivable, net”, see note 7(g).

-

On January 8, 2015, SUNAT notified to the subsidiary El Brocal a tax assessment for the 2012 income tax, which was claimed by the subsidiary and rejected by SUNAT. In addition, SUNAT notified a tax assessment for income tax pre-payments from January to December 2012, which amounts to S/4,030,000 (equivalent to US$1,215,000). El Brocal has filed an appeal to the Tax Court, which is pending resolution.

-

On June 14, 2017, the Tax Administration notified El Brocal determinations and fine resolutions as a result of the inspection procedure initiated by the 2013 income tax where the balances in favor and the taxable tax loss are repaired. These resolutions were claimed without favorable results. On January 24, 2018, El Brocal filed the appeal before the Tax Court.

-

On May 13, 2019, the Tax Court notified El Brocal through Resolution No. 3062-3-2019 that accumulated the appeal files of the taxable years 2011, 2012 and 2013; and resolves to nullify the repair of the expense for food and confirms the observations related to the loss by derivative financial instruments and the expense of the payment in mining royalties of the 2011 fiscal year and its incidence in the 2012 and 2013 fiscal years.

As a result of the resolution, the Tax Administration has notified compliance resolutions by relieving income tax and the effects on payments on account for the years 2011, 2012 and 2013. The Brocal has filed an appeal to the Tax Court.

On August 9, 2019, El Brocal filed an administrative contentious lawsuit against the decision of the Tax Court since El Brocal had credited with reliable documentation the basis for the observations on the loss in derivative financial instruments and mining royalties.

As of December 31, 2019, the possible contingencies held by El Brocal amount to S/7,014,000 (equivalent to US$2,114,000).

El Brocal’s legal advisors believe that the outcome of these proceedings will be favorable and therefore, it is not necessary to recognize a provision for these contingencies.

Notes to the consolidated financial statements (continued)

During the year 2019, the Tax Administration has reviewed the income tax stament for the year 2015. As a result of this review, SUNAT has verified on December 31, 2019 the determination and fine resolutions where it questions the depreciation rate of two tailings and the deduction of the development costs of Smelter Project for a total S/13,930,000 (equivalent to US$4,200,000) determining a debt of S /3,412,000 (equivalent to US$1,029,000). The Management of El Brocal and its legal advisors considered that the reparations are not supported by what they have started the claim process.

On January 27, 2020, El Brocal has canceled the fine resolution with the resolution to benefit from the reduction of the fine. The amount disbursed of S/1,456,000 (equivalent to US$439,000) has been recorded as an account receivable in the financial statements of El Brocal.

Minera La Zanja S.R.L. -

During the years 2016, 2017 and 2018, SUNAT audited the income tax for the years 2013 and 2015; as a result, SUNAT does not recognize deductions declared for La Zanja. The main challenge is related to the deduction of development costs incurred for S/2,952,000 (equivalent to US$890,000) as of December 31, 2019 (S/2,692,000 equivalent to US$797,000 as of December 31, 2018). In Management´s opinion and its legal advisors, this interpretation is not supported and the subsidiary would obtain a favorable result in the claim process that has started.

Empresa de Generación Huanza S.A. -

During 2015, SUNAT audited the 2014 income tax of the subsidiary Huanza. As a result, a portion of the depreciation of its fixed assets is not recognized for S/27,532,000 (equivalent to US$8,300,000). The possible contingency amounts to S/6,999,000 (equivalent to US$2,110,000) as of December 31, 2019 (S/6,396,000 equivalent to US$1,893,000 as of December 31, 2018). In the opinion of Huanza´ Management and its legal advisors, this interpretation has no basis and therefore, Huanza would obtain a favorable result in the appeal process that has begun.

Río Seco S.A.-

The Customs Division of the SUNAT has determined an alleged omission in the payment of the General Sales Tax of S/1,815,000 (equivalent to US$547,000) in an import made in 2012 of certain equipment for the construction of The Industrial Plant. SUNAT supported its position that Rio Seco should have included the amount of the consideration paid by Río Seco for the engineering services provided by its suppliers abroad in the customs value. In the opinion of Management and its legal advisors, this observation is not substantiated and a favorable ruling should be obtained in the complaint and appeal process.

On March 13, 2019, the Tax Court notified Resolution No. 0844-A-2019 that confirmed the observation of the Tax Administration.

Notes to the consolidated financial statements (continued)

On May 17, 2019, the Tax Administration initiated the coercive collection actions of the tax debt. Río Seco initiated several administrative and judicial actions to suspend the collection, without favorable results. During July to September 2019, Tax Administration has executed the forced collection of the tax debt amounting to S/11,153,000 (equivalent to US$3,368,000), see note 7(g). In the opinion of the legal advisors of Río Seco, a favorable result should be obtained in the judicial process that has been initiated, so that said collection has been recorded in the heading “Trade and other receivables, net”.

On June 13, 2019, Rio Seco has filed an administrative contentious lawsuit against the Tax Court’s Resolution so that the Judicial Power declares its nullity and ignore the Tax Administration’s objection.

Other subsidiaries -

In addition, SUNAT has issued tax assessments as a result of the audit of income taxes of other subsidiaries for S/4,654,000 (equivalent to US$1,403,000). In the opinion of the Management and its legal advisors, the assessments are of possible occurrence; however, the subsidiaries expect to obtain a favorable outcome in the appeal processes initiated.

Associates-
Cerro Verde -
Mining Royalties

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. Prior to January 1, 2014, Cerro Verde determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, Cerro Verde began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production basis under its current 15-year stability agreement, which became effective January 1, 2014.

SUNAT assessed mining royalties on materials processed by the Cerro Verde´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. Cerro Verde contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as Cerro Verde began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

Notes to the consolidated financial statements (continued)

On October 29, 2019, Cerro Verde completed the payments of disputed assessments related to mining royalties for the period December 2006 to December 2008 that were under an installment program since 2014. Under that installment program, Cerro Verde made payments totaling S/711.1 million (US$221.9 million based on the date of payment exchange rate and US$214.4 million based on the December 31, 2019, exchange rate).

With respect to the judiciary appeal related to disputed royalty assessments for the year 2006-2007, on August 9, 2017, the Cerro Verde filed a cassation appeal before the Supreme Court against the resolution issued by the Seventh Contentious Administrative Court, which was admitted in December 2017. The oral hearing before the Supreme Court took place on November 20, 2018 and their decision is pending.

In September 2018, the Peruvian Tax Tribunal confirmed SUNAT’s resolution that ordered the payment of royalties and denied the Cerro Verde’s request to waive penalties and interest for the period January 2009 through September 2011. Cerro Verde elected not to appeal the Tax Tribunal’s decision to the Peruvian Judiciary and in early 2020, Cerro Verde initiated international arbitration.

On October 2018, SUNAT notified Cerro Verde demands for payments based on the Tax Tribunal’s decisions for the period January 2009 to September 2011. Cerro Verde requested, and was granted two installment payment programs, including a six-month deferral and 66 equal monthly payments for each one, for the period January 2009 through September 2011. Total debt as of December 31, 2019 is S/1.0 billion (approximately US$314.1 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$202.8 million). As of December 31, 2019 Cerro Verde has made payments totaling S/315.1 million (US$94.7 million based on the date of payment exchange rate and US$95.0 million based on the December 31, 2019, exchange rate).

On January 18, 2018, Cerro Verde received assessments from SUNAT related to mining royalties for the fourth quarter of 2011, on February 15, 2018, Cerro Verde appealed these assessments and SUNAT issued resolutions denying this appeal. On November 21, 2018, Cerro Verde appealed SUNAT’s resolution to the Tax Court. On December 4, 2019, Cerro Verde received a resolution denying the appeal of assessments for the fourth quarter of 2011. On December 18, 2019, SUNAT notified Cerro Verde of its demands for payment and on December 26, 2019, Cerro Verde paid the total debt of S/57.6 million (US$17.3 million based on the date of payment exchange rate and US$17.4 million based on the December 31, 2019, exchange rate). Also, on January 18, 2018, Cerro Verde received assessments from SUNAT related to special mining tax from the fourth quarter of 2011 to the fourth quarter of 2012. Cerro Verde appealed these assessments and SUNAT issued resolutions denying this appeal. Consequently, Cerro Verde appealed these assessments to the Tax Court which was also denied the appeal in July 2019. Cerro Verde then requested, and was granted an installment payment program, including a six-month deferral and 66 equal monthly payments, for the fourth quarter of 2011 through the fourth quarter of 2012. Total debt as of December 31, 2019, is S/255.8 million (approximately US$77.1 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$40.5 million). Payments for this installment program will start in the first quarter of 2020.

Notes to the consolidated financial statements (continued)

On April 18, 2018, Cerro Verde received assessments from SUNAT related to mining royalties for the year 2012. On May 17, 2018, Cerro Verde appealed these assessments. On January 23, 2019, Cerro Verde received a resolution issued by SUNAT denying the appeal of assessments for the year 2012. Cerro Verde decided not to appeal these resolutions. Cerro Verde requested, and was granted an installment payment program, including a six-month deferral and 66 equal monthly payments, for the year 2012. Total debt as of December 31, 2019, is S/266.1 million (approximately US$80.2 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$45.7 million). Cerro Verde has made payments totaling S/65.7 million (US$19.5 million based on the date of payment exchange rate and US$19.8 million based on the December 31, 2019, exchange rate).

On October 10, 2018, Cerro Verde received assessments from SUNAT related to mining royalties and special mining tax for the year 2013. On November 7, 2018, Cerro Verde appealed these assessments. On May 28, 2019, Cerro Verde received resolutions issued by SUNAT denying the appeal of these assessments for the year 2013. Cerro Verde decided not to appeal these resolutions. Cerro Verde requested, and was granted two installment payment programs, including a six-month deferral and 66 equal monthly payments for each one, for the year 2013. As of December 31, 2019, the amount of these assessments, including interest and penalties for mining royalties for the year 2013 is S/183.9 million (approximately US$55.4 million based on the December 31, 2019, exchange rate including interest and penalties of US$29.5 million) and for the special mining tax for the year 2013 is S/151.0 million (approximately US$45.5 million based on the December 31, 2019, exchange rate including interest and penalties of US$22.1 million). Payments for these installment programs will start in the first quarter of 2020.

In December 2017, as a result of the unfavorable Supreme Court decision on the 2008 royalty matter, Cerro Verde requested the return of the amounts that would have been in excess for FONAVI (National Housing Fund) (December 2012 to December 2013), GEM (fourth quarter 2011 until the fourth quarter 2012) and customs duties (2013).

Notes to the consolidated financial statements (continued)

Other assessments received from SUNAT

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty and special mining tax), including penalties and interest. Cerro Verde has filed objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

	Taxes	Penalty and interest	Total
Year	US$(000)	US$(000)	US$(000)

2003 - 2005	8,857	39,196	48,053
2006	10,990	51,943	62,933
2007	12,376	17,845	30,221
2008	20,797	12,968	33,765
2009	56,388	51,219	107,607
2010	62,581	107,324	169,905
2011	49,055	65,189	114,244
2012	51,981	11,257	63,238
2014 - 2019	38,975	-	38,975

	312,000	356,941	668,941

As of December 31, 2019, Cerro Verde has paid US$396.5 million from which US$186.6 million Cerro Verde considers will be recovered.

Yanacocha -

The Tax Administration challenged the withholding tax rate applied on the technical assistance services provided by a non-resident supplier in the years 2002 and 2003. The services were executed in Peru and also abroad; however, Yanacocha was not able to prove that during the tax audit. Based on that, the Tax Administration considers that the services were wholly executed in Peru; therefore, the withholding tax rate should be 30% instead of 12%. Currently there is no contingency in this regard. The tax liability has been paid by Yanacocha.

Notes to the consolidated financial statements (continued)

In 2000, Yanacocha paid a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the Tax Court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the Tax Court in favor of Yanacocha. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge was selected to issue a decision and the parties conducted oral arguments in April 2019. In early February 2020, the additional judge ruled in favor of the tax authority, finalizing a decision of the Peru Supreme Court against Yanacocha. Yanacocha will file an action objecting to the fines and interest associated with the underlying decision of the Peru Supreme Court. The potential liability in this matter is in the form of fines and interest in an amount up to US$61 million. It is not possible to fully predict the outcome of this litigation.

(f)	Uncertain tax treatment –

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty. The Group determined, based on its tax compliance and transfer pricing study that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Letters of credit

(g)	Letters of credit –

The Group maintains letters of credit with regional governmets and others for US$361,000.

(h)	Letters of credit solidarity –

As of December 31, 2019, the Group maintains letters of credit solidarity in favor of the Ministry of Energy and Mines for amount of US$557,000 and US$23,696,000, a favor from its subsidiary Compañía Minera Colquirrumi S.A. and its associate Compañía Minera Coimolache S.A., respectively.

Notes to the consolidated financial statements (continued)

30.	Transactions with related companies

(a)	The Group has carried out the following transactions with its related companies in the years 2019, 2018 and 2017:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Associates -
Revenues from:
Royalties	22,297	20,385	20,739
Energy	3,181	3,002	2,137
Supplies	1,259	27	4
Mineral	683	1,321	1,414
Mining concessions, property, plant and equipment	11	30	336

Purchase of:
Supplies	9	44	27

Services rendered to:
Services of energy transmission	287	393	559
Operation and maintenance services related to energy transmission	287	290	593
Administrative and Management services	359	214	149
Engineering services	-	348	1,119
Constructions services	4	-	1,332

Dividends received and collected from:
Sociedad Minera Cerro Verde S.A.A.	29,377	39,169	-
Compañía Minera Coimolache S.A.	4,011	7,623	9,823

Loans collected from:
Sociedad Minera Cerro Verde S.A.A.	-	-	124,800

Interest income:
Sociedad Minera Cerro Verde S.A.A.	-	-	1,685

Joint Venture -
Interest income:
Transportadora Callao S.A.	86	92	-

Non-controlling shareholders -
Dividends paid to:
Newmont Peru Limited - Sucursal del Perú	6,500	5,560	6,036

Terms and conditions of transactions with related parties

Purchase transactions and services with related parties are made at market prices. Outstanding balances at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2019	2018
	US$(000)	US$(000)
Trade and other receivables, note 7(a)

Minera Yanacocha S.R.L.	5,920	6,791
Compañía Minera Coimolache S.A.	327	386
	6,247	7,177
Other receivables, note 7(a)
Transportadora Callao S.A.	1,951	2,471
Compañía Minera Coimolache S.A.	1,016	1,234
	2,967	3,705
	9,214	10,882
Trade and other payables, note 14(a)
Compañía Minera Coimolache S.A.	27	36
Sociedad Minera Cerro Verde S.A.A.	2	-
	29	36
Other payables, note 14(a)
Other minor	51	20
	80	56

As of December 31, 2019 and 2018, there is no allowance for expected credit losses related to related parties accounts.

(c)	S.M.R.L. Chaupiloma Dos de Cajamarca -

In accordance with mining lease, amended and effective on January 1, 1994, Minera Yanacocha S.R.L. pays the Group a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

(d)	Key officers -

As of December 31, 2019 and 2018, loans to employees, directors and key personnel amounts to US$31,000 and US$19,000, respectively, are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years 2019 and 2018 are presented below:

	2019	2018
	US$(000)	US$(000)

Accounts payable:
Directors’ remuneration	1,746	2,628
Salaries	1,020	1,057
Provision for bonus to officers	6,205	6,345

Total	8,971	10,030
Disbursements:
Salaries	12,690	12,908
Directors’ compensations	1,746	2,628

Total	14,436	15,536

(e)	The account receivable from Consorcio Transportadora Callao corresponds to the disbursements made between 2011 and 2013 by the subsidiary El Brocal in order to participate in the joint venture (see note 10(c)). This account receivable generates interest at an annual rate of 6.25 percent plus LIBOR at 3 months and it is estimated that it will be collected from the year 2023.

31.	Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals (mining units in operation).

-	Exploration and development projects.

-	Energy generation and transmission services.

-	Insurance brokerage.

-	Rental of mining concessions.

-	Holding of investment in shares (mainly in the associate company Minera Yanacocha S.R.L.).

-	Industrial activities.

The accounting policies used by the Group in reporting segments internally are the same as those contained in the notes of the consolidated financial statements.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. In addition, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities, which are managed independently.

Notes to the consolidated financial statements (continued)

Corporate information mainly includes the following:

In segment information of profit or loss -

-	Sales to third parties of gold purchased by the Parent company from La Zanja mining unit and the corresponding cost of sale as well as other intercompany sales.

-	Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Uchucchacua, Orcopampa, Julcani and Tambomayo).

-	Exploration activities in non-operating areas, carried out directly by the Parent company and not by the consolidated separate legal entities.

-	Participation in subsidiaries and associate companies of the Parent company, which are accounted for using the equity method.

In the segment information of assets and liabilities -

-	Investments in Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A., associate companies that are directly owned by the Parent company and are accounted for using the equity method; see note 10 to the consolidated financial statements.

-	Assets and liabilities of the operational mining units owned directly by the Parent company since this is the way the CODM analyzes the business. Assets and liabilities of other operating segments are allocated based on the assets and liabilities of the legal entities included in those segments.

Adjustments and eliminations mainly include the following:

In segment information of consolidated statements of profit or loss –

-	The elimination of any profit or loss of investments accounted for under the equity method and not consolidated by the Group corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.

-	The elimination of intercompany sales and cost of sales.

-	The elimination of any equity pickup profit or loss of the subsidiaries of the Parent company.

In the segment information of assets and liabilities –

-	The elimination of the assets and liabilities of the investments accounted for under the equity method and not consolidated, corresponding to the associate companies: Minera Yanacocha S.R.L., Sociedad Minera Cerro Verde S.A.A. and Compañía Minera Coimolache S.A.

-	The elimination of any equity pickup investments of the subsidiaries of the Parent company.

-	The elimination of intercompany receivables and payables.

Refer to Note 20(a) to the consolidated financial statements where the Group reports revenues from external customers for each product and service, and revenues from external customers attributed to Peru and foreign countries. The revenue information is based on the locations of customers. Refer to Note 20(d) to the consolidated financial statements for information about major customers (clients representing more than 10 percent of the Group’s revenues). All non-current assets are located in Peru.

Notes to the consolidated financial statements (continued)

														Equity accounted investees
	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2019
Results:
Continuing operations
Operating income:
Net sale of goods	186,016	58,902	40,082	188,175	299,252	43,520	−	−	−	−	−	6,046	−	734,526	2,890,066	241,173	4,687,758	(3,865,828)	821,930
Net sale of services	−	−	−	−	−	−	−	59,690	15,687	−	615	19,557	−	4,776	−	−	100,325	(76,664)	23,661
Royalty income	−	−	−	−	−	−	−	−	−	22,297	−	−	−	−	−	−	22,297	−	22,297
Total operating income	186,016	58,902	40,082	188,175	299,252	43,520	−	59,690	15,687	22,297	615	25,603	−	739,302	2,890,066	241,173	4,810,380	(3,942,492)	867,888

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(128,523)	(54,739)	(26,586)	(76,827)	(223,998)	(39,693)	−	−	−	−	−	(8,517)	−	(692,721)	(2,101,668)	(187,156)	(3,540,428)	3,027,554	(512,874)
Cost of services, excluding depreciation and amortization	−	−	−	−	−	−	−	(22,209)	−	−	−	(6,167)	−	(1,160)	−	−	(29,536)	26,158	(3,378)
Depreciation and amortization	(21,053)	(7,563)	(9,178)	(83,657)	(74,335)	(9,103)	−	(10,075)	−	−	−	(11,979)	−	−	−	−	(226,943)	608	(226,335)
Exploration in operating units	(8,917)	(9,040)	(5,864)	(11,613)	(8,727)	(2)	−	−	−	−	−	−	−	−	−	−	(44,163)	−	(44,163)
Mining royalties	(1,955)	(5,220)	(418)	(1,857)	(2,953)	(429)	−	−	−	−	−	−	−	−	−	−	(12,832)	−	(12,832)
Total operating costs	(160,448)	(76,562)	(42,046)	(173,954)	(310,013)	(49,227)	−	(32,284)	−	−	−	(26,663)	−	(693,881)	(2,101,668)	(187,156)	(3,853,902)	3,054,320	(799,582)
Gross profit (loss)	25,568	(17,660)	(1,964)	14,221	(10,761)	(5,707)	−	27,406	15,687	22,297	615	(1,060)	−	45,421	788,398	54,017	956,478	(888,172)	68,306

Operating expenses, net
Administrative expenses	(16,115)	(5,209)	(3,561)	(16,512)	(8,865)	(2,223)	(2,416)	(4,073)	(11,607)	(188)	(363)	(1,310)	(4,894)	(1,744)	−	(4,638)	(83,718)	7,421	(76,297)
Selling expenses	(6,876)	(258)	(403)	(3,940)	(10,856)	(321)	−	(1,115)	−	−	−	(1,324)	−	(1,722)	−	(1,163)	(27,978)	3,665	(24,313)
Exploration in non-operating areas	(2,534)	−	−	−	(2,011)	(2,784)	(90)	−	−	−	−	−	(4,492)	−	−	−	(11,911)	32	(11,879)
Impairment recovery (loss) of long-lived assets	−	−	(2,083)	−	−	−	−	−	−	−	−	−	−	−	−	−	(2,083)	−	(2,083)
Reversal (provision) of contingent and others	(183)	1	(148)	127	2,079	(98)	(40)	166	−	−	−	−	1,067	−	−	−	2,971	(3)	2,968
Other, net	(4,147)	(8,104)	(776)	(3,767)	(6,568)	(1,119)	(419)	13,813	−	135	79	341	(2,686)	(35,987)	−	(5,667)	(54,872)	40,157	(14,715)
Total operating expenses, net	(29,855)	(13,570)	(6,971)	(24,092)	(26,221)	(6,545)	(2,965)	8,791	(11,607)	(53)	(284)	(2,293)	(11,005)	(39,453)	−	(11,468)	(177,591)	51,272	(126,319)

Operating profit (loss)	(4,287)	(31,230)	(8,935)	(9,871)	(36,982)	(12,252)	(2,965)	36,197	4,080	22,244	331	(3,353)	(11,005)	5,968	788,398	42,549	778,887	(836,900)	(58,013)
Other income (expense), net
Share in the results of associates and joint ventures	−	−	−	−	(44)	−	−	10,374	−	−	(53,143)	−	45,778	−	−	−	2,965	44,745	47,710
Finance income	−	−	−	−	417	2,006	14	263	15	30	10	277	7,751	18,859	10,356	549	40,547	(30,872)	9,675
Finance costs	(532)	(733)	(1,002)	(505)	(11,440)	(3,715)	(561)	(7,483)	(89)	(4)	(6)	(990)	(16,249)	(58,059)	(115,877)	(3,598)	(220,843)	178,670	(42,173)
Net gain (loss) from currency exchange difference	(124)	76	3	(12)	(191)	14	(156)	62	(119)	(9)	(9)	208	(481)	2,902	5,574	277	8,015	(8,749)	(734)
Total other income (expenses), net	(656)	(657)	(999)	(517)	(11,258)	(1,695)	(703)	3,216	(193)	17	(53,148)	(505)	36,799	(36,298)	(99,947)	(2,772)	(169,316)	183,794	14,478

Profit (loss) before income tax	(4,943)	(31,887)	(9,934)	(10,388)	(48,240)	(13,947)	(3,668)	39,413	3,887	22,261	(52,817)	(3,858)	25,794	(30,330)	688,451	39,777	609,571	(653,106)	(43,535)
Current income tax	−	−	−	−	(25)	(35)	−	(4,044)	(1,223)	(6,546)	(39)	−	−	(64,927)	(298,074)	(26,335)	(401,248)	389,337	(11,911)
Deferred income tax	−	−	−	−	15,410	(5,382)	−	(5,515)	91	−	−	1,554	31,344	−	−	15,017	52,519	(15,018)	37,501
Profit (loss) from continuing operations	(4,943)	(31,887)	(9,934)	(10,388)	(32,855)	(19,364)	(3,668)	29,854	2,755	15,715	(52,856)	(2,304)	57,138	(95,257)	390,377	28,459	260,842	(278,787)	(17,945)
								10,374
Loss from discontinued operations																			(10,514)

Loss for the year																			(28,459)

Total assets	146,486	46,750	41,858	425,297	725,973	138,458	398,838	382,481	13,822	6,252	458,212	104,335	2,371,464	2,327,714	7,809,424	379,915	15,777,279	(11,670,005)	4,107,274
Total liabilities	42,265	36,945	35,045	34,142	329,869	68,100	23,223	183,426	6,007	2,286	101	20,918	407,153	1,838,002	2,460,175	125,097	5,612,754	(4,473,680)	1,139,074
Other segment information
Investment in associates and joint ventures	-	-	-	-	−	−	−	89,786	-	-	232,154	-	2,073,745	−	−	−	2,395,685	(907,438)	1,488,247
Capital Expenditures	31,479	1,323	1,559	9,641	28,298	1,629	26,494	223	85	-		1,443	453	−	−	−	102,627	−	102,627
Changes in estimates of mine closures plans	176	10,493	2,430	2,277	5,122	5,021	-			-		-	1,203				26,722	−	26,722
Fair value for contingent consideration liability	-	-	-	-	-	-	-	-	-	-	-	-	(655)	−	−	−	(655)	−	(655)
Accounts receivable from sale of assets	-	-	-	-	-	-	-	21,023	-	-	-	-	625	−	−	−	21,648	−	21,648

Notes to the consolidated financial statements (continued)

														Equity accounted investees
	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2018
Results:
Continuing operations
Operating income:
Net sale of goods	257,282	153,003	34,104	225,281	333,560	96,611	−	−	−	−	−	6,655	−	635,393	3,054,026	225,447	5,021,362	(3,915,033)	1,106,329
Net sale of services	−	−	−	−	−	−	−	62,962	14,986	−	615	19,908	−	21,965	−	−	120,436	(96,435)	24,001
Royalty income	−	−	−	−	−	−	−	−	−	20,385	−	−	−	−	−	−	20,385	−	20,385
Total operating income	257,282	153,003	34,104	225,281	333,560	96,611	−	62,962	14,986	20,385	615	26,563	−	657,358	3,054,026	225,447	5,162,183	(4,011,468)	1,150,715

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(151,817)	(97,006)	(26,558)	(92,829)	(216,560)	(68,993)	−	−	−	−	−	(6,280)	−	(596,164)	(2,216,663)	(170,866)	(3,643,736)	3,030,355	(613,381)
Cost of services, excluding depreciation and amortization	−	−	−	−	−	−	−	(25,499)	−	−	−	(8,966)	−	(2,217)	−	−	(36,682)	32,364	(4,318)
Depreciation and amortization	(26,181)	(8,802)	(3,353)	(77,029)	(67,666)	(34,088)	−	(10,248)	−	−	−	(11,483)	−	−	−	−	(238,850)	(29)	(238,879)
Exploration in operating units	(20,898)	(29,563)	(8,646)	(20,553)	(9,996)	(74)	−	−	−	−	−	−	−	−	−	−	(89,730)	−	(89,730)
Mining royalties	(2,243)	(13,669)	(237)	(1,936)	(2,345)	(957)	−	−	−	−	−	−	−	−	−	−	(21,387)	(1)	(21,388)
Total operating costs	(201,139)	(149,040)	(38,794)	(192,347)	(296,567)	(104,112)	−	(35,747)	−	−	−	(26,729)	−	(598,381)	(2,216,663)	(170,866)	(4,030,385)	3,062,689	(967,696)
Gross profit (loss)	56,143	3,963	(4,690)	32,934	36,993	(7,501)	−	27,215	14,986	20,385	615	(166)	−	58,977	837,363	54,581	1,131,798	(948,779)	183,019

Operating expenses, net
Administrative expenses	(24,119)	(15,100)	(2,524)	(17,822)	(9,906)	(3,435)	(3,143)	(3,972)	(11,900)	(220)	(512)	(1,627)	2,377	(2,783)	−	(5,644)	(100,330)	23,231	(77,099)
Selling expenses	(8,213)	(775)	(356)	(3,046)	(12,201)	(784)	−	(1,173)	−	−	−	(924)	−	(2,627)	−	(1,135)	(31,234)	4,286	(26,948)
Exploration in non-operating areas	(18,339)	−	−	−	(7,199)	(5,002)	(2,883)	−	−	−	−	−	(4,091)	−	−	−	(37,514)	1,207	(36,307)
Reversal (provision) of contingent and others	6,784	(121)	947	1,263	(3,711)	(57)	6,130	(56)	−	−	−	2	(111)	−	−	−	11,070	178	11,248
Impairment recovery (loss) of long-lived assets	−	−	−	−	−	5,693	−	−	−	−	−	−	−	−	−	−	5,693	−	5,693
Other, net	(5,953)	(3,386)	(1,050)	(5,599)	32,565	(669)	138	562	−		2,773	194	(2,235)	(76,155)	−	(325)	(59,140)	57,832	(1,308)
Total operating expenses, net	(49,840)	(19,382)	(2,983)	(25,204)	(452)	(4,254)	242	(4,639)	(11,900)	(220)	2,261	(2,355)	(4,060)	(81,565)	−	(7,104)	(211,455)	86,734	(124,721)

Operating profit (loss)	6,303	(15,419)	(7,673)	7,730	36,541	(11,755)	242	22,576	3,086	20,165	2,876	(2,521)	(4,060)	(22,588)	837,363	47,477	920,343	(862,045)	58,298
Other income (expense), net
Share in the results of associates and joint ventures	−	−	−	−	−	−	−	8,589	−	−	(25,517)	−	15,081	−	−	−	(1,847)	703	(1,144)
Finance income	−	−	−	−	418	1,649	−	179	−	21	8	127	9,293	11,448	28,089	357	51,589	(41,904)	9,685
Finance costs	(308)	(395)	(95)	(262)	(10,365)	(1,946)	(222)	(7,576)	(2)	(11)	(25)	(932)	(17,194)	(39,024)	(426,733)	(2,935)	(508,025)	469,603	(38,422)
Net gain (loss) from currency exchange difference	196	168	8	209	108	(224)	(846)	(346)	19	18	2	(482)	(206)	(2,056)	6,161	(852)	1,877	(3,261)	(1,384)
Total other income (expenses), net	(112)	(227)	(87)	(53)	(9,839)	(521)	(1,068)	846	17	28	(25,532)	(1,287)	6,974	(29,632)	(392,483)	(3,430)	(456,406)	425,141	(31,265)

Profit (loss) before income tax	6,191	(15,646)	(7,760)	7,677	26,702	(12,276)	(826)	23,422	3,103	20,193	(22,656)	(3,808)	2,914	(52,220)	444,880	44,047	463,937	(436,904)	27,033
Current income tax	(768)	(559)	(72)	(656)	(8,332)	(24)	−	−	−	(6,025)	(444)	(2)	−	(30,368)	(325,170)	(23,405)	(395,825)	378,943	(16,882)
Deferred income tax	−	−	−	−	(10,803)	(1,220)	−	(7,584)	−	−	−	106	9,514	1,071	−	4,942	(3,974)	(6,023)	(9,997)
Profit (loss) from continuing operations	5,423	(16,205)	(7,832)	7,021	7,567	(13,520)	(826)	15,838	3,103	14,168	(23,100)	(3,704)	12,428	(81,517)	119,710	25,584	64,138	(63,984)	154

Loss from discontinued operations																			(11,808)

Loss for the year																			(11,654)

Total assets	126,374	39,725	39,537	461,335	773,554	158,718	372,344	366,354	12,154	7,154	520,484	106,391	2,421,547	2,047,472	7,554,712	361,669	15,369,524	(11,152,303)	4,217,221
Total liabilities	45,227	30,749	29,469	28,502	340,735	68,615	18,986	197,152	4,597	2,653	603	20,671	425,893	1,463,749	2,445,840	125,307	5,248,748	(4,061,092)	1,187,656
Other segment information
Investment in associates and joint ventures	−	−	−	−	−	−	−	−	−	−	−	−	1,473,382	−	−	−	1,473,382	−	1,473,382
Capital Expenditures	18,429	6,225	2,984	18,858	29,572	13,159	17,141	118	−	−	−	1,816	2,968	−	−	−	111,270	−	111,270
Changes in estimates of mine closures plans	4,101	1,003	16,484	(447)	19,926	(6,915)	9,063	−	−	−	−	−	(341)	−	−	−	42,874	−	42,874
Fair value for contingent consideration liability	−	−	−	−	−	−	1,815	−	−	−	−	−	−	−	−	−	1,815	−	1,815
Accounts receivable from sale of assets	−	−	−	−	−	−	−	−	−	−	1,622	−	1,093	−	−	−	2,715	−	2,715

Notes to the consolidated financial statements (continued)

															Equity accounted investees
	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2017
Results:
Continuing operations
Operating income:
Net sale of goods	272,334	256,960	42,785	118,966	322,653	165,319	-	-	-	-	-	-	6,317	34,650	645,176	3,202,931	203,790	5,271,881	(4,084,675)	1,187,206
Net sale of services	-	-	-	-	-	-	-	10,603	60,639	14,377	-	615	19,658	-	21,870	-	-	127,762	(98,065)	29,697
Royalty income	-	-	-	-	-	-	-	-	-	-	20,739	-	-	-	-	-	-	20,739	-	20,739
Total operating income	272,334	256,960	42,785	118,966	322,653	165,319	-	10,603	60,639	14,377	20,739	615	25,975	34,650	667,046	3,202,931	203,790	5,420,382	(4,182,740)	1,237,642
Operating costs
Cost of sales of goods, excluding depreciation and amortization	(143,288)	(115,574)	(31,190)	(53,555)	(193,874)	(102,474)	-	-	-	-	-	-	(6,043)	(34,029)	(746,918)	(1,768,238)	(121,021)	(3,316,204)	2,711,554	(604,650)
Cost of services, excluding depreciation and amortization	-	-	-	-	-	-	-	(9,393)	(25,556)	-	-	-	(9,354)	-	(2,062)	-	-	(46,365)	33,411	(12,954)
Depreciation and amortization	(23,899)	(8,846)	(8,122)	(42,789)	(57,199)	(48,385)	-	(129)	(9,651)	-	-	-	(11,134)	-	-	-	-	(210,154)	-	(210,154)
Exploration in operating units	(27,068)	(38,820)	(13,009)	(9,543)	-	(871)	-	-	-	-	-	-	-	-	-	-	-	(89,311)	-	(89,311)
Mining royalties	(2,280)	(22,436)	(354)	(998)	(3,317)	(1,499)	-	-	-	-	-	-	-	-	-	-	-	(30,884)	-	(30,884)
Total operating costs	(196,535)	(185,676)	(52,675)	(106,885)	(254,390)	(153,229)	-	(9,522)	(35,207)	-	-	-	(26,531)	(34,029)	(748,980)	(1,768,238)	(121,021)	(3,692,918)	2,744,965	(947,953)
Gross profit (loss)	75,799	71,284	(9,890)	12,081	68,263	12,090	-	1,081	25,432	14,377	20,739	615	(556)	621	(81,934)	1,434,693	82,769	1,727,464	(1,437,775)	289,689
Operating expenses, net
Administrative expenses	(19,473)	(18,281)	(2,878)	(9,139)	(13,061)	(2,814)	(1,604)	(3,606)	(2,423)	(12,288)	(90)	(413)	(1,203)	443	(4,760)	-	(3,829)	(95,419)	14,753	(80,666)
Selling expenses	(6,078)	(1,016)	(605)	(1,387)	(10,914)	(881)	-	-	(1,264)	-	-	-	(775)	(167)	(3,922)	(141,669)	(946)	(169,624)	146,581	(23,043)
Exploration in non-operating areas	(2,676)	-	-	(3,214)	(1,976)	(2,870)	(2,771)	-	-	-	-	-	-	(5,052)	-	-	-	(18,559)	297	(18,262)
Reversal (provision) of contingent and others	(7,040)	(1)	(460)	(1,002)	-	(1,370)	(4,657)	100	312	-	-	-	-	378	-	-	-	(13,740)	-	(13,740)
Impairment recovery (loss) of long-lived assets	-	-	-	-	-	(21,620)	-	-	-	-	-	-	-	-	-	-	-	(21,620)	-	(21,620)
Write –off of stripping activity asset	-	-	-	-	(13,573)	-	-	-	-	-	-	-	-	-	-	-	-	(13,573)	-	(13,573)
Other, net	(1,799)	(715)	(1,403)	(175)	(2,922)	(970)	(94)	1,129	(94)	(4)	(1)	-	216	(2,012)	(63,512)	(258,826)	(587)	(331,769)	318,539	(13,230)
Total operating expenses, net	(37,066)	(20,013)	(5,346)	(14,917)	(42,446)	(30,525)	(9,126)	(2,377)	(3,469)	(12,292)	(91)	(413)	(1,762)	(6,410)	(72,194)	(400,495)	(5,362)	(664,304)	480,170	(184,134)
Operating profit (loss)	38,733	51,271	(15,236)	(2,836)	25,817	(18,435)	(9,126)	(1,296)	21,963	2,085	20,648	202	(2,318)	(5,789)	(154,128)	1,034,198	77,407	1,063,160	(957,605)	105,555
Other income (expense),net
Share in the results of associates and joint ventures	-	-	-	-	-	-	-	-	8,573	-	-	(66,187)	-	21,194	-	-	-	(36,420)	49,627	13,207
Finance income	-	-	-	-	179	670	-	-	139	1	7	1	79	5,614	5,831	5,350	220	18,091	(12,574)	5,517
Finance costs	(285)	(354)	(106)	(372)	(12,017)	(1,919)	(131)	(370)	(10,354)	(6)	(2)	(2)	(941)	(8,980)	(23,766)	(216,912)	(3,304)	(279,821)	245,270	(34,551)
Net gain (loss) from currency exchange difference	31	(63)	(75)	10	310	48	537	105	294	(75)	(41)	(4)	497	1,365	3,636	13,288	(174)	19,689	(16,750)	2,939
Total other income (expense), net	(254)	(417)	(181)	(362)	(11,528)	(1,201)	406	(265)	(1,348)	(80)	(36)	(66,192)	(365)	19,193	(14,299)	(198,274)	(3,258)	(278,461)	265,573	(12,888)
Profit (loss) before income tax	38,479	50,854	(15,417)	(3,198)	14,289	(19,636)	(8,720)	(1,561)	20,615	2,005	20,612	(65,990)	(2,683)	13,404	(168,427)	835,924	74,149	784,699	(692,032)	92,667
Income tax	(1,101)	(1,085)	(153)	(538)	(3,903)	6,841	-	(400)	(3,491)	(742)	(6,044)	(38)	1,818	(9,052)	(7,026)	(486,043)	(23,362)	(534,319)	516,431	(17,888)
Profit (loss) from continued operations	37,378	49,769	(15,570)	(3,736)	10,386	(12,795)	(8,720)	(1,961)	17,124	1,263	14,568	(66,028)	(865)	4,352	(175,453)	349,881	50,787	250,380	(175,601)	74,779
Loss from discontinued operations																				(10,344)
Net profit																				64,435
Total assets	146,464	54,114	20,922	538,057	792,594	190,310	342,759	14,004	360,610	9,004	6,611	988,841	109,669	1,950,147	2,019,332	7,691,007	380,534	15,614,979	(11,282,166)	4,332,813
Total liabilities	49,723	42,242	18,099	32,501	388,899	87,008	14,527	5,153	205,247	4,616	2,378	414	20,245	431,505	1,360,217	2,501,845	150,743	5,315,362	(4,046,176)	1,269,186
Other segment information
Investment in associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	-	1,536,887	-	-	-	1,536,887	-	1,536,887
Capital Expenditures	18,127	12,674	1,951	131,119	61,060	17,326	13,733	3	852	14	-	-	459	2,189	-	-	-	259,507	-	259,507
Changes in estimates of mine closures plans	1,380	3,710	(761)	404	5,326	462	67	-	-	-	-	-	-	6	-	-	-	10,594	-	10,594
Fair value for contingent consideration liability	-	-	-	-	-	-	-	-	-	-	-	-	-	1,773	-	-	-	1,773	-	1,773
Accounts receivable from sale of assets	-	-	-	-	-	-	-	4,053	-	-	-	-	-	1,318	-	-	-	5,371	-	5,371

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continued operations follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Segments profit (loss)	260,842	64,138	250,380
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(323,578)	(63,777)	(225,215)
Elimination of intercompany sales	(71,951)	(74,637)	(108,973)
Elimination of cost of sales and operating expenses intercompany	71,697	76,780	106,726
Elimination of share in the results of subsidiaries and associates	44,745	1,582	49,627
Others	300	(3,932)	2,234
Consolidated profit (loss) from continued operations	(17,945)	154	74,779

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Segments assets	15,777,279	15,369,524	15,614,979
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(10,517,053)	(9,963,853)	(10,090,873)
Elimination of the subsidiaries and associates of the Parent company	(1,111,454)	(1,184,240)	(1,186,783)
Elimination of intercompany receivables	(64,708)	(32,444)	(32,769)
Others	23,210	28,234	28,259
Consolidated assets	4,107,274	4,217,221	4,332,813

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Segments liabilities	5,612,754	5,248,748	5,315,362
Elimination of liabilities of equity accounted investees, not consolidated	(4,423,274)	(4,034,896)	(4,012,805)
Elimination of intercompany payables	(50,395)	(27,822)	(32,769)
Others	(11)	1,626	(602)
Consolidated liabilities	1,139,074	1,187,656	1,269,186

Notes to the consolidated financial statements (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Uchucchacua (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2019
Revenues by type of customers:
Sales by customers -
External	184,982	186,668	58,796	39,639	294,842	43,894	-	-	-	-	6,046	-	814,867	-	814,867
Inter-segment	-	-	-	-	62	-	-	-	-	-	-	-	62	(62)	-
	184,982	186,668	58,796	39,639	294,904	43,894	-	-	-	-	6,046	-	814,929	(62)	814,867
Services -
External	-	-	-	-	-	-	7,974	15,687	-	-	-	-	23,661	-	23,661
Inter-segment	-	-	-	-	-	-	51,716	-	-	615	19,557	-	71,888	(71,888)	-
	-	-	-	-	-	-	59,690	15,687	-	615	19,557	-	95,549	(71,888)	23,661
Royalties -
External	-	-	-	-	-	-	-	-	22,297	-	-	-	22,297	-	22,297
	184,982	186,668	58,796	39,639	294,904	43,894	59,690	15,687	22,297	615	25,603	-	932,775	(71,950)	860,825

Revenues by geographic region:
Metal and concentrates sales -
Peru	143,512	79,631	4,833	10,451	236,844	683	-	-	-	-	1,086	-	477,040	(62)	476,978
America- other than Peru	-	79,537	53,963	-	-	37,326	-	-	-	-	943	-	171,769	-	171,769
Asia	13,622	27,365	-	6,598	58,060	-	-	-	-	-	-	-	105,645	-	105,645
Europe	27,848	135	-	22,590	-	5,885	-	-	-	-	4,017	-	60,475	-	60,475
	184,982	186,668	58,796	39,639	294,904	43,894	-	-	-	-	6,046	-	814,929	(62)	814,867
Services -
Peru	-	-	-	-	-	-	59,690	15,527	-	615	19,557	-	95,389	(71,888)	23,501
America - other than Peru	-	-	-	-	-	-	-	130	-	-	-	-	130	-	130
Europe	-	-	-	-	-	-	-	30	-	-	-	-	30	-	30
	-	-	-	-	-	-	59,690	15,687	-	615	19,557	-	95,549	(71,888)	23,661
Royalties -
Peru	-	-	-	-	-	-	-	-	22,297	-	-	-	22,297	-	22,297
	184,982	186,668	58,796	39,639	294,904	43,894	59,690	15,687	22,297	615	25,603	-	932,775	(71,950)	860,825

Revenues by type of good or services:
Sales by metal -
Gold	-	134,387	58,737	278	18,104	42,698	-	-	-	-	-	-	254,204	(10)	254,194
Silver	159,713	38,112	263	40,889	57,903	1,300	-	-	-	-	-	-	298,180	(9)	298,171
Copper	-	-	-	79	238,327	-	-	-	-	-	-	-	238,406	(102)	238,304
Zinc	38,143	19,867	-	-	91,307	-	-	-	-	-	-	-	149,317	-	149,317
Lead	29,735	14,016	-	1,627	43,763	-	-	-	-	-	-	-	89,141	-	89,141
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	6,046	-	6,046	-	6,046
	227,591	206,382	59,000	42,873	449,404	43,998	-	-	-	-	6,046	-	1,035,294	(121)	1,035,173
Commercial deductions	(42,609)	(19,714)	(204)	(3,234)	(154,500)	(104)	-	-	-	-	-	-	(220,365)	59	(220,306)
	184,982	186,668	58,796	39,639	294,904	43,894	-	-	-	-	6,046	-	814,929	(62)	814,867
Sales by services -	-	-	-	-	-	-	59,690	15,687	-	615	19,557	-	95,549	(71,888)	23,661
Royalties income -	-	-	-	-	-	-	-	-	22,297	-	-	-	22,297	-	22,297
	184,982	186,668	58,796	39,639	294,904	43,894	59,690	15,687	22,297	615	25,603	-	932,775	(71,950)	860,825

Notes to the consolidated financial statements (continued)

	Uchucchacua (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2018
Revenues by type of customers:
Sales by customers -
External	257,840	225,339	153,240	33,864	339,414	96,600	-	-	-	-	6,655	-	1,112,952	-	1,112,952
Inter-segment	-	-	-	-	167	-	-	-	-	-	-	-	167	(167)	-
	257,840	225,339	153,240	33,864	339,581	96,600	-	-	-	-	6,655	-	1,113,119	(167)	1,112,952

Services -
External	-	-	-	-	-	-	9,015	14,986	-	-	-	-	24,001	-	24,001
Inter-segment	-	-	-	-	-	-	53,947	-	-	615	19,909	-	74,471	(74,471)	-
	-	-	-	-	-	-	62,962	14,986	-	615	19,909	-	98,472	(74,471)	24,001
Royalties -
External	-	-	-	-	-	-	-	-	20,385	-	-	-	20,385	-	20,385
	257,840	225,339	153,240	33,864	339,581	96,600	62,962	14,986	20,385	615	26,564	-	1,231,976	(74,638)	1,157,338

Revenues by geographic region:
Metal and concentrates sales -
Peru	170,986	63,049	10,808	15,261	257,559	2,770	-	-	-	-	751	-	521,184	(167)	521,017
America- other than Peru	-	159,530	142,432	-	-	67,756	-	-	-	-	906	-	370,624	-	370,624
Asia	29,382	-	-	9,115	82,022	-	-	-	-	-	-	-	120,519	-	120,519
Europe	57,472	2,760	-	9,488	-	26,074	-	-	-	-	4,998	-	100,792	-	100,792
	257,840	225,339	153,240	33,864	339,581	96,600	-	-	-	-	6,655	-	1,113,119	(167)	1,112,952
Services -
Peru	-	-	-	-	-	-	62,962	14,787	-	615	19,909	-	98,273	(74,561)	23,712
America - other than Peru	-	-	-	-	-	-	-	199	-	-	-	-	199	90	289
	-	-	-	-	-	-	62,962	14,986	-	615	19,909	-	98,472	(74,471)	24,001
Royalties -
Peru	-	-	-	-	-	-	-	-	20,385	-	-	-	20,385	-	20,385
	257,840	225,339	153,240	33,864	339,581	96,600	62,962	14,986	20,385	615	26,564	-	1,231,976	(74,638)	1,157,338

Revenues by type of good or services:
Sales by metal -
Gold	11	150,939	149,092	28	18,463	93,358	-	-	-	-	-	-	411,891	(14)	411,877
Silver	217,843	54,109	5,243	35,307	46,060	3,583	-	-	-	-	-	-	362,145	(23)	362,122
Copper	-	-	(221)	129	275,119	-	-	-	-	-	-	-	275,027	(266)	274,761
Zinc	45,194	18,197	-	-	101,275	-	-	-	-	-	-	-	164,666	-	164,666
Lead	36,238	6,703	-	1,996	40,618	-	-	-	-	-	-	-	85,555	-	85,555
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	6,655	-	6,655	-	6,655
	299,286	229,948	154,114	37,460	481,535	96,941	-	-	-	-	6,655	-	1,305,939	(303)	1,305,636
Commercial deductions	(41,446)	(4,609)	(874)	(3,596)	(141,954)	(341)	-	-	-	-	-	-	(192,820)	136	(192,684)
	257,840	225,339	153,240	33,864	339,581	96,600	-	-	-	-	6,655	-	1,113,119	(167)	1,112,952
Sales by services -	-	-	-	-	-	-	62,962	14,986	-	615	19,909	-	98,472	(74,471)	24,001
Royalties income -	-	-	-	-	-	-	-	-	20,385	-	-	-	20,385	-	20,385
	257,840	225,339	153,240	33,864	339,581	96,600	62,962	14,986	20,385	615	26,564	-	1,231,976	(74,638)	1,157,338

Notes to the consolidated financial statements (continued)

	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2017
Revenues by type of customers:
Sales by customers -
External	266,482	256,957	41,120	118,376	333,097	132,108	-	-	-	-	-	6,317	34,016	1,188,473	-	1,188,473
Inter-segment	-	-	-	-	-	31,887	-	-	-	-	-	-	-	31,887	(31,887)	-
	266,482	256,957	41,120	118,376	333,097	163,995	-	-	-	-	-	6,317	34,016	1,220,360	(31,887)	1,188,473

Services -
External	-	-	-	-	-	-	5,908	9,412	14,377	-	-	-	-	29,697	-	29,697
Inter-segment	-	-	-	-	-	-	4,695	51,227	-	-	615	19,658	-	76,195	(76,195)	-
	-	-	-	-	-	-	10,603	60,639	14,377	-	615	19,658	-	105,892	(76,195)	29,697
Royalties -
External	-	-	-	-	-	-	-	-	-	20,739	-	-	-	20,739	-	20,739
	266,482	256,957	41,120	118,376	333,097	163,995	10,603	60,639	14,377	20,739	615	25,975	34,016	1,346,991	(108,082)	1,238,909

Revenues by geographic region:
Metal and concentrates sales -
Peru	209,300	17,774	13,049	34,337	239,317	32,607	-	-	-	-	-	852	705	547,941	(31,887)	516,054
America - other than Peru	-	239,183	-	84,039	459	125,875	-	-	-	-	-	3,776	18,531	471,863	-	471,863
Asia	19,078	-	12,140	-	89,501	-	-	-	-	-	-	-	-	120,719	-	120,719
Europe	38,104	-	15,931	-	3,820	5,513	-	-	-	-	-	1,689	14,780	79,837	-	79,837
	266,482	256,957	41,120	118,376	333,097	163,995	-	-	-	-	-	6,317	34,016	1,220,360	(31,887)	1,188,473
Services -
Peru	-	-	-	-	-	-	10,014	60,639	14,205	-	615	19,658	-	105,131	(90,228)	14,903
America - other than Peru	-	-	-	-	-	-	589	-	172	-	-	-	-	761	14,033	14,794
	-	-	-	-	-	-	10,603	60,639	14,377	-	615	19,658	-	105,892	(76,195)	29,697
Royalties -
Peru	-	-	-	-	-	-	-	-	-	20,739	-	-	-	20,739	-	20,739
	266,482	256,957	41,120	118,376	333,097	163,995	10,603	60,639	14,377	20,739	615	25,975	34,016	1,346,991	(108,082)	1,238,909

Revenues by type of good or services:
Sales by metal -
Gold	345	247,909	-	80,796	20,301	160,489	-	-	-	-	-	-	32,875	542,715	(31,733)	510,982
Silver	256,608	9,595	40,384	27,285	54,629	4,434	-	-	-	-	-	-	1,257	394,192	(935)	393,257
Copper	-	598	192	-	267,737	-	-	-	-	-	-	-	-	268,527	-	268,527
Zinc	31,814	-	-	7,914	130,790	-	-	-	-	-	-	-	-	170,518	-	170,518
Lead	32,244	-	4,660	4,735	44,318	-	-	-	-	-	-	-	-	85,957	-	85,957
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	-	6,317	-	6,317	-	6,317
Indium					66	-	-	-	-	-	-	-	-	66	-	66
	321,011	258,102	45,236	120,730	517,841	164,923	-	-	-	-	-	6,317	34,132	1,468,292	(32,668)	1,435,624
Commercial deductions	(54,529)	(1,145)	(4,116)	(2,354)	(184,744)	(928)	-	-	-	-	-	-	(116)	(247,932)	781	(247,151)
	266,482	256,957	41,120	118,376	333,097	163,995	-	-	-	-	-	6,317	34,016	1,220,360	(31,887)	1,188,473
Sales by services -	-	-	-	-	-	-	10,603	60,639	14,377	-	615	19,658	-	105,892	(76,195)	29,697
Royalties income -	-	-	-	-	-	-	-	-	-	20,739	-	-	-	20,739	-	20,739
	266,482	256,957	41,120	118,376	333,097	163,995	10,603	60,639	14,377	20,739	615	25,975	34,016	1,346,991	(108,082)	1,238,909

Notes to the consolidated financial statements (continued)

32.	Derivative financial instruments

Hedge derivative financial instruments -

(a)	The volatility of copper prices during the last years has caused the Management of the subsidiary El Brocal to enter into future contracts. These contracts are intended to reduce the volatility of the cash flows attributable to the fluctuations in the copper and zinc price in accordance with existing copper concentrate sales commitments, which are related to 50 percent of the annual production of copper and 25 percent of the production of two years of zinc, according to the risk strategy approved by the Board of Directors.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the foreign exchange and commodity forward contracts match the terms of the expected highly probable forecast transactions. The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the commodity forward contracts are identical to the hedged risk components. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.

The hedge ineffectiveness can arise from:

-	Differences in the timing of the cash flows of the hedged items and the hedging instruments

-	Different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments

-	The counterparties’ credit risk differently impacting the fair value movements of the hedging instruments and hedged items

-	Changes to the forecasted amount of cash flows of hedged items and hedging instruments

For the years 2019, 2018 and 2017, no hedge ineffectiveness was recorded.

As of December 31, 2019, there are not any hedge contract. As of December 31, 2018, the fair value of the hedge contracts amounts to an assets of US$2.8 million. The counterparty in ORI as of December 31, 2018, net of deferred income tax, amounts to a positive balance of US$1,946,000, and it is show in the equity account of “Other reserves of equity”. During 2019, 2018 and 2017, the effect in profit or loss was a gain of US$4.3 million, loss of US$1.4 million and loss of US$10.9 million, respectively, and it is show in the “Net sales of goods” caption, see note 20(b).

Notes to the consolidated financial statements (continued)

The table below presents the composition of open transactions included in the hedge derivative financial instruments as of December 31, 2018:

		Quotations
Quotation period	Metric Ton	Fixed	Futures	Fair value
				US$(000)
January 2019	1,000	7,345	5,961	1,381
February 2019	1,000	7,352	5,968	1,378

	2,000			2,759

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

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s Management oversees the management of these risks. A committee that advises on financial risks supports it. This committee provides assurance to management that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. All derivative activities for risk management purpose are carried out by internal specialists that have the appropriate skills, experience and supervision.

There were no changes in the objectives, policies or processes during the years ended December 31, 2019, 2018 and 2017.

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

The sensitivity analyses in this section relate to the positions as of December 31, 2019 and 2018 and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase/decrease	Effect on profit (loss) before income tax
		US$(000)

2019
Exchange rate	10%	4,053
Exchange rate	(10%)	(3,545)

2018
Exchange rate	10%	1,695
Exchange rate	(10%)	(1,681)

2017
Exchange rate	10%	2,474
Exchange rate	(10%)	(2,459)

(a.2)	Commodity price risk

The Group is affected by the price volatility of the commodities. The price of mineral sold by the Group has fluctuated historically and affected by numerous factors beyond its control.

The Group manages its commodity price risk primarily using sales commitments in customer contracts and hedge contracts for the metals sold by the subsidiary El Brocal.

The subsidiary El Brocal entered into derivative contracts that qualified as cash flow hedges, with the intention of covering the risk resulting from the fall in the prices of the metals. These derivative contracts are recorded as assets or liabilities in the statements of financial position and are stated at fair value. To the extent that these hedges were effective in offsetting future cash flows from the sale of the related production, changes in fair value are deferred in an equity account under “Other reserves of equity”. The deferred amounts were reclassified to the appropriate sales when production was sold.

(a.3)	Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes’ in market interest rates relates to the Groups’ long-term financial obligations with floating interest rates.

Notes to the consolidated financial statements (continued)

A table showing the effect in profit or loss of the variations of interest rates:

	Increase/decrease of LIBOR	Effect on profit (loss) before income tax
	(percentage rates)	US$(000)
2019
Interest rate	10	(306)
Interest rate	(10)	306

2018
Interest rate	10	(277)
Interest rate	(10)	277

2017
Interest rate	10	(677)
Interest rate	(10)	677

(b)	Credit risk -

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

Credit risk is limited to the carrying amount of the financial assets to the date of consolidated statements of financial position, which is composed, by cash and cash equivalents, trade and other receivables and derivative financial instruments.

Notes to the consolidated financial statements (continued)

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables:

		Days past due
	Current	<30 days	30 – 90 days	>90 days	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2019 -
Trade receivables	204,096	-	-	22,016	226,112
Other receivables	125,409	42,390	4,332	10,006	182,137
Expected credit loss	-	-	-	(32,022)	(32,022)

Total	329,505	42,390	4,332	-	376,227
As of December 31, 2018 -
Trade receivables	146,701	-	-	22,013	168,714
Other receivables	58,584	44,773	2,250	10,089	115,696
Expected credit loss	-	-	-	(32,102)	(32,102)

Total	205,285	44,773	2,250	-	252,308

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources. The Group believes that maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit in leading financial entities.

The Group continually monitors its liquidity risk based on cash flow projections.

Notes to the consolidated financial statements (continued)

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2019 -
Bank loans	55,486	-	-	-	55,486
Trade and other payables	152,070	616	-	-	152,686
Financial obligation – capital	262,088	131,588	125,154	48,568	567,398
Financial obligation – interest	22,597	11,225	11,880	1,449	47,151
Lease – capital	3,692	1,514	2,297	-	7,503
Lease – interest	73	143	404	-	620
Contingent consideration liability	-	-	4,905	35,166	40,071

Total	496,006	145,086	144,640	85,183	870,915

As of December 31, 2018 -
Bank loans	95,613	-	-	-	95,613
Trade and other payables	176,811	639	-	-	177,450
Financial obligation – capital	46,166	346,401	195,463	-	588,030
Financial obligation – interest	31,017	28,359	6,024	-	65,400
Contingent consideration liability	-	-	5,904	32,472	38,376

Total	349,607	375,399	207,391	32,472	964,869

(d)	Capital management -

For purposes of the Group’s capital management, capital is based on all equity accounts. The objective of capital management is to maximize shareholder value.

The Group manages its capital structure and makes adjustments to meet the changing economic market conditions. The Group’s policy is to fund all projects of short and long term with their own operating resources. To maintain or adjust the capital structure, the Group may change the policy of paying dividends to shareholders, return capital to shareholders or issue new shares.

Notes to the consolidated financial statements (continued)

34.	Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
	Total	Quoted prices in active markets (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2019 -
Assets and liabilities measured at fair value:
Fair value of account receivable	165,546	-	165,546	-
Contingent consideration liability	16,410	-	-	16,410
Hedge instruments	-	-	-	-

As of December 31, 2018 -
Assets and liabilities measured at fair value:
Fair value of account receivable	107,549	-	107,549	-
Contingent consideration liability	15,755	-	-	15,755
Hedge instruments	2,759	-	2,759	-

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

The fair value of account receivable is determined using valuation techniques with information directly observable in the market (future metal quotations).

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

Based on the foregoing, there are no important existing difference between the value in books and the fair value of the assets and financial liabilities as of December 31, 2019 and 2018.

There were no transfers between Level 1and Level 2 during 2019.

During 2019 and 2018, the fair value of the investment property amounted to US$544,000. There is not an independent valuation for investment property.

Notes to the consolidated financial statements (continued)

35.	Events after the reporting period

COVID-19 (Corona Virus Disease 2019)

Our operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of coronavirus COVID-19, a virus causing potentially deadly respiratory tract infections originating in China, has already and will continue to negatively cause further volatility in prices of precious metals. Additionally, a severe market disruption will likely entail decreased demand for our products and otherwise impact our operations and the operations of our customers, suppliers and other stakeholders. The Peruvian Government has issued a series of executive decrees declaring a national emergency and significantly restricting general circulation throughout the country.

In accordance with these restrictions and within the framework of the Company’s pandemic response plan, we have limited our operations to those which are strictly necessary to ensure that our mine pumping systems, water treatment plants, energy supply, hydroelectric substations, health services and overall minimum safety conditions remain in place. Other than in respect of these minimum back-up operations, as of the date of this annual report, our mining processing facilities are completely halted. The company intends to immediately resume operations once it receives notice from the authorities that restrictions have been lifted. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the world, the Peruvian economy, international financial markets, or ultimately on our financial condition, results of operations, production, sales, margins and cash flow from operations, our access to debt markets, covenants compliance, asset impairments, among others.

Syndicated Term Loan

On April 2, 2020, we entered into a second amendment to the Syndicated Term Loan, pursuant to which, as of the date of this annual report, borrowings under the Syndicated Term Loan bear interest at a rate per annum equal to LIBOR plus 1.90%. Principal under the Syndicated Term Loan shall be payable in five consecutive and semi-annual installments of US$41,250,000 beginning in October 2022 and one final payment of US$68,750,000 in April 2025 (on which date all amounts outstanding shall be payable).

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2019, 2018 and 2017, together with the Report of Independent Auditors Registered Public Accounting Firm

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2019, 2018 and 2017, together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Minera Yanacocha S.R.L.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Minera Yanacocha S.R.L. and subsidiary (the Company) as of December 31, 2019 and 2018, and related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 24 and 25 to the consolidated financial statements).

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

Paredes, Burga & Asociados S. Civil de R. L.

A member practice of Ernst & Young Global Limited

/s/ Mayerling Zambrano R.

We have served as the Company’s auditor since 2015.

Lima, Peru,

April 8, 2020

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of financial position

As of December 31, 2019 and 2018

	Note	2019	2018
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	5	818,503	723,208
Trade and other receivables, net	6	18,962	32,610
Prepaid income tax		-	19,239
Value added tax credit		32,831	29,828
Inventories, net	7	54,245	54,527
Stockpiles and ore on leach pads, net	8	134,923	100,593
Prepaid expenses		991	753

Total current assets		1,060,455	960,758

Non-current assets
Restricted cash	13	48,617	48,127
Trade and other receivables, net	6	23,648	23,290
Financial instruments at fair value	9	24,417	22,610
Stockpiles and ore on leach pads, net	8	105,023	138,778
Property, plant and equipment, net	10	1,038,294	840,454
Intangible assets, net		10,547	12,384
Deferred tax asset	15(g)	1,071	1,071

Total non-current assets		1,251,617	1,086,714

Total assets		2,312,072	2,047,472

Liabilities and partners’ equity
Current liabilities
Trade and other payables	11	76,484	83,464
Income tax payable	15(j)	23,153	3,552
Current provisions, other accruals and liabilities	12	90,940	41,154

Total current liabilities		190,577	128,170
Non-current liabilities
Debt instruments	13	43,927	42,430
Non-current provisions, other accruals and liabilities	12	1,587,856	1,293,149

Total non-current liabilities		1,631,783	1,335,579
Total liabilities		1,822,360	1,463,749

Partners’ equity
Partners’ contributions	14	378,505	378,505
Additional paid-in-capital		(21,758)	(21,758)
Retained earnings		133,315	228,572
Other reserves		(350)	(1,596)

Total equity		489,712	583,723

Total liabilities and partners’ equity		2,312,072	2,047,472

The accompanying notes are an integral part of this consolidated financial statement

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of comprehensive income

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		US$(000)	US$(000)	US$(000)

Revenue from contracts with customers
Sales	16	734,526	658,653	670,905
Other operating revenue	16	4,776	21,965	21,870
Total revenue		739,302	680,618	692,775

Costs applicable to sales	17	(692,721)	(619,424)	(772,647)
Other operating costs		(1,160)	(2,217)	(2,062)
Total operating costs		(693,881)	(621,641)	(774,709)
Gross profit (loss)		45,421	58,977	(81,934)

Operating expenses
Operating expenses, net	18	(35,987)	(76,155)	(63,514)
Administrative expenses	19	(1,744)	(2,783)	(4,760)
Selling expenses		(1,722)	(2,627)	(3,921)
Total operating expenses		(39,453)	(81,565)	(72,195)
Operating profit (loss)		5,968	(22,588)	(154,129)

Finance income	2.4(n)(iv)	18,430	11,448	5,831
Finance costs	20	(57,629)	(39,024)	(23,766)
Net gain (loss) from currency exchange difference		2,902	(2,056)	3,636
Loss before income tax		(30,329)	(52,220)	(168,428)
Income tax expense	15(h)	(64,928)	(29,297)	(7,026)
Loss for the year		(95,257)	(81,517)	(175,454)

Comprehensive loss:
Loss for the year		(95,257)	(81,517)	(175,454)
Other comprehensive (loss) income to be reclassified as profit or loss in subsequent periods:
Fair value of financial instruments		1,246	(91)	(3,244)

Total comprehensive loss for the year		(94,011)	(81,608)	(178,698)

The accompanying notes are an integral part of this consolidated financial statement

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

	Capital stock	Additional Paid-in-capital	Retained earnings	Other reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2017	398,216	226	485,543	1,739	885,724
Loss for the year	-	-	(175,454)	-	(175,454)
Other comprehensive income for the year	-	-	-	(3,244)	(3,244)
Total comprehensive loss	-	-	(175,454)	(3,244)	(178,698)
Treasury shares, note 14(a)	-	(47,911)	-	-	(47,911)
As of December 31, 2017	398,216	(47,685)	310,089	(1,505)	659,115
Loss for the year	-	-	(81,517)	-	(81,517)
Other comprehensive loss for the year	-	-	-	(91)	(91)
Total comprehensive loss	-	-	(81,517)	(91)	(81,608)
Treasury shares reduction, note 14(a)	(19,711)	19,711	-	-	-
Proceeds from sale of shares, note 13	19,471	28,440	-	-	47,911
Acquisition of debt instruments, note 13	(19,471)	(22,224)	-	-	(41,695)
As of December 31,2018	378,505	(21,758)	228,572	(1,596)	583,723
Loss for the year	-	-	(95,257)	-	(95,257)
Other comprehensive income for the year	-	-	-	1,246	1,246
Total comprehensive loss	-	-	(95,257)	1,246	(94,011)

As of December 31, 2019	378,505	(21,758)	133,315	(350)	489,712

The accompanying notes are an integral part of this consolidated financial statement

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statement of cash flows

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		US$(000)	US$(000)	US$(000)

Cash flow from operating activities
Loss for the year		(95,257)	(81,517)	(175,454)
Adjustments to reconcile profit after income tax to net cash flows from operating activities:
Depreciation and amortization	17	144,862	156,212	87,783
Provision of closure mines	17	142,129	16,285	124,214
Deferred income tax	15(f)	-	(1,071)	-
Unwinding of discount of the provision for closure mines	12(b)	36,709	36,015	21,769
Unwinding of discount of debt instruments	20	1,497	735	-
Write-off of fixed assets	18	1,204	-	1,368
Loss (gain) for fixed asset sales	18	(5,996)	624	(603)
Write-down of ore inventories to realizable value	8(b)	33,464	90,365	77,385
Reversal of the write-down of on ore inventories to realizable value	8(b)	(74,666)	(63,778)	(99,219)
Allowance for obsolescence of materials and supplies	7(b)	(1,417)	439	1,804
Working capital adjustments:
Net (increase) decrease in operating assets:
Trade and other receivables		13,290	(7,580)	(7,345)
Income tax collected (paid)		19,239	14,160	5,400
Value added tax credit		(3,003)	13,856	29,543
Inventories and stockpiles and ore on leach pads		42,326	7,120	103,334
Prepaid expenses		(238)	(345)	(71)
Financial assets at fair value	9	(561)	299	(5,000)
Net increase (decrease) in operating liabilities:
Trade and other payables		(6,980)	1,708	17,800
Income tax payable		32,201	8,897	8,287
Provisions, other accruals and liabilities		30,082	(2,494)	(46,918)
Closure of mining units paid	12(b)	(23,889)	(19,842)	(21,376)
		284,996	170,088	122,701
Income tax paid		(12,600)	(8,863)	(27,911)
Net cash and cash equivalents provided by operating activities		272,396	161,225	94,790

Cash flow from investing activities
Purchase of property, plant and equipment	10	(184,403)	(117,636)	(51,624)
Restricted cash	13	(490)	(48,127)	-
Proceeds from sale of property, plant and equipment	18	8,088	4,821	2,235

Net cash and cash equivalents used in investing activities		(176,805)	(160,942)	(49,389)

Cash flow from financing activities
Proceeds from sale of shares	13	-	47,911	-
Payments for treasury shares	14(a)	-	-	(47,911)
Payment of principal portion of lease liabilities	2.3	(296)	-	-

Net cash and cash equivalents provided by (used in) financing activities		(296)	47,911	(47,911)
Net increase (decrease) in cash and cash equivalents		95,295	48,194	(2,510)
Cash and cash equivalents at beginning of year		723,208	675,014	677,524
Cash and cash equivalents at end of year		818,503	723,208	675,014

Transactions with no effects in cash flows:
Addition of asset retirement and mine closure	10	158,967	27,275	97,326
Increase of right-of-use assets	10	1,045	-	-

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Notes to the consolidated financial statements

For the years 2019, 2018 and 2017

1.	Identification and business activities of the Company

(a)	Identification -

Minera Yanacocha S.R.L. hereinafter “the Company” or “Yanacocha”, was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is currently engaged in the production, exploration and development of gold under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”). Future projects could include the production, exploration and development of copper as well.

The Company is 51.35% owned by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Mining Corporation (“Newmont”, the ultimate Parent company), 43.65% owned by Compañia Minera Condesa S.A., which is 100% owned by Compañia de Minas Buenaventura S.A.A. (“Buenaventura”) and 5% owned by Summit Global Management II VB, a wholly-owned subsidiary of Sumitomo Corporation, see note 13.

The controlling Partners of the Company (or their affiliates) also own the controlling interest in Chaupiloma. In accordance with a mining lease agreement, amended and effective on January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

The Company’s legal domicile is at La Paz avenue No. 1049 office 401, Miraflores, Lima Peru.

(b)	Business activities-

In order to perform its activities, the Company is required to obtain mining concessions or provisional permits for exploration and processing concessions for the treatment of mining ores from the Peruvian Ministry of Energy and Mines (“MEM”). Under Peru’s current legal and regulatory regime, these mining and processing rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. The Company holds mining concessions which exploration and processing rights do not expires as long as the Company comply with the legal requirements. To date the Company has complied with all the applicable legal requirements related to its concession rights.

The Company’s operations are located approximately 375 miles (604 kilometers) north of Lima and 30 miles (48 kilometers) north of the city of Cajamarca and are primarily accessible by paved roads. The Yanacocha property began production in 1993 and consists of the following open pit mines: the La Quinua Complex, the Yanacocha Complex, the Carachugo Complex and Maqui Maqui. In addition, The Company has four leach pads (La Quinua, Yanacocha, Carachugo and Maqui Maqui), three gold processing plants (Pampa Larga, Yanacocha Norte and La Quinua), one limestone processing facility (China Linda) and one mill (Yanacocha Gold Mill).

Notes to the consolidated financial statements (continued)

The La Quinua Complex is currently mining material from the La Quinua Sur and the Tapado Oeste Layback and is scheduled to finish mining operations in 2020.

The Yanacocha Complex mines material from the Yanacocha Layback and Yanacocha Pinos, which are scheduled to finish mining operations in 2020, respectively. The Yanacocha Complex began operations in 1997 and has had limited mining operations in recent years.

The Carachugo Complex and Maqui Maqui mined material from multiple mines that are no longer in operation. In addition, the Carachugo Complex processes material from the Quecher Main project, which is a new open pit within the existing footprint of Yanacocha. This project will add oxide production at Yanacocha and will extend the life of the Yanacocha operation to 2027.

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

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flows and profitability of the Company’s operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control. During 2019, 2018 and 2017 the Company produced 527,000, 515,000 and 660,000 ounces of gold, respectively.

Brownfield exploration and development for new reserves is ongoing, including the development of the Quecher Main project within the existing footprint of Yanacocha. In addition, we continue to evaluate the potential for mining sulfide gold and copper mineralization.

Quecher Main project

This project is expected to add oxide production at Yanacocha, leverage existing infrastructure and enable potential future growth at Yanacocha. First production was achieved in late 2018 with commercial production started on October of 2019. The Quecher Main extends the life of the Yanacocha operation to 2027 with average annual gold production of about 200,000 ounces unaudited per year (on a consolidated basis) between 2020 and 2025. Development capital costs (excluding capitalized interest) since approval were US$193 million (US$96.8 million for the year 2019).

Conga project

The Conga Project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and (or) development of new reserves, the reserve balances reported for Conga in 2014 were reclassified to mineralized material in 2015.

Notes to the consolidated financial statements (continued)

Construction activities on the Conga project were suspended on November 30, 2011, at the request of Peru’s central government following increasing protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project, which was previously approved by the central government in October 2010, was reviewed by independent experts in an effort to resolve allegations around the environmental viability of Conga. This review concluded that the environmental impact assessment complied with international standards and provided some recommendations to improve water management. Yanacocha has focused on the construction of water reservoirs prior to the development of other project facilities. However, development of Conga is contingent upon generating acceptable project returns and getting local community and government support. Under the current social and political environment, the Company does not anticipate being able to develop Conga for at least the next five years. Due to the uncertainty surrounding the project’s development, the Company has allocated its exploration and development capital to other projects in recent years, and the Conga project is currently in care and maintenance. Should the Company be unable to develop the Conga project, the Company may have to consider other alternatives for the project, which may result in a future impairment charge. The total assets at Conga as of December 31, 2019 and 2018 were US$458.2 million and US$484.5 million, respectively.

Sulfides project

This project represents a stream of sulfide resources development that will be achieved by processing high-grade metal dominant sulfide ores from Yanacocha Verde Phase 1 and Chaquicocha underground deposits within Yanacocha’s operational footprint, through an integrated process flow sheet that includes the addition of new flotation, pressure oxidation, neutralization, solvent extraction and electrowinning facilities. The Sulfides project is in the development stage, and the Company expects to begin with the construction of the project in the first quarter of the year 2021.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2019 were approved by the Company’s Management on April 8, 2020, and subsequent events have been considered through that date. They will then be presented for approval by the Company’s shareholders in the first half of 2020. Those shareholders have the authority to approve and or otherwise modify the consolidated financial statements.

Notes to the consolidated financial statements (continued)

2.	Basis for preparation, consolidation and accounting policies

2.1.	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements have been prepared under the historical cost basis, except for accounts receivables and financial assets which are measured at their fair value.

The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands, except when otherwise indicated.

The preparation of consolidated financial statements requires that Management use judgments, estimates and assumptions, as detailed in note 3.

The Company adopted IFRS 16, Leases on January 1, 2019, using the modified retrospective approach, and accordingly, no comparative information is included on the prior periods. See note 2.3.

Besides the comparative information arising from the application of IFRS 16 mentioned in the previous paragraph, these consolidated financial statements provide comparative information in respect of the prior periods.

2.2.	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiary (San Jose Reservoir Trust, a separate Peruvian legal entity created to ensure the continuity of the Company’s operations in the San Jose Reservoir after the end of operations at Yanacocha).

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

Notes to the consolidated financial statements (continued)

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

The Company applied IFRS 16 Leases and IFRIC 23 Uncertainty over Income Tax Treatment for the first time. The nature and effect of the changes as a result of adoption of this new accounting standards is described below.

Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Company is the lessor.

Notes to the consolidated financial statements (continued)

The Company adopted IFRS 16 using the modified retrospective approach with accumulative-effect adjustment recorded at beginning of the period of adoption (January 1, 2019). Therefore, upon adoption, the Company recognize and measure leases without revising comparative period information or disclosure. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

The effect of adopting IFRS 16 is, as follows:

Impact on the consolidated statement of financial position

	31 December 2019	1 January 2019
	US$(000)	US$(000)
Assets
Right-of-use assets	584	342
Total	584	342
Liabilities
Provisions and other accruals	596	362
Total	596	362

Impact on the consolidated statement of profit or loss

31 December 2019
US$(000)

Cost of sales (depreciation)	(270)
Operating profit	(270)
Finance costs	(36)
Profit or loss for the period	(306)

Impact on the consolidated statement of cash flows

31 December 2019
US$(000)

Lease payments	(270)
Interest paid	(26)
Net cash flows	(296)

There is no impact on other comprehensive income.

Notes to the consolidated financial statements (continued)

The lease liabilities were determined using an incremental borrow rate of 5.23%. In addition, the reconciliation between the balance of assets and liabilities as of January 1, 2019 under IFRS 16 compared with operating leases under IAS 17 as of December 31, 2018 is as follows:

US$(000)

Operating lease commitments disclosed as of December 31, 2018	450
Exceptions:
- Short-term leases not recognized as a liability	(88)
Additional lease liability recognized as of January 1, 2019	362
Plus: Lease liability already recognized as of December 31, 2018	-

Lease liability as of January 1, 2019	362

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately.

-	The assumptions an entity makes about the examination of tax treatments by taxation authorities.

-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

-	How an entity considers changes in facts and circumstances.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Therefore, it assessed whether the Interpretation had an impact on its consolidated financial statements. Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions, particularly those relating to deductible expenses. The Company’s tax filings include deductions related to deductible expenses and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance that it is probable that its tax treatments will be accepted by the taxation authorities.

The Interpretation did not have an impact on the consolidated financial statements of the Company.

Notes to the consolidated financial statements (continued)

2.4.	Summary of significant accounting policies and practices -

(a)	Foreign currencies -

The consolidated financial statements are presented in U.S. dollars, which is also the Company's functional currency.

Transactions and balance

Transactions in foreign currency (a currency other than functional currency) are initially recorded by the Company at the exchange rates prevailing at the time of the transactions published by the Superintendence of Banking and Insurance and Pension Fund Administrators (AFP for its acronym in Spanish).

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

Transactions in Soles (S/)

Transactions in Soles are completed using exchange rates published by the AFP. As of December 31, 2019, the exchange rates for U.S. dollars published by this Institution were US$0.3020 for buying and US$0.3015 for selling (US$0.2968 for buying and US$0.2959 for selling as of December 31, 2018), and have been applied by the Company for the assets and liabilities accounts, respectively.

As of December 31, 2019 and 2018, the Company presents the following assets and liabilities originally denominated in Soles by its equivalent in U.S. dollars:

	2019	2018
	US$(000)	US$(000)

Assets
Cash and cash equivalents	5,140	7,563
Trade and other receivables	27,990	27,335
Prepaid income tax	-	19,239
Value added tax credit	32,831	29,828
Total assets	65,961	83,965

Liabilities
Trade and other payables	13,085	9,586
Income tax payable	23,153	3,552
Provisions, other accruals and liabilities	29,633	3,970
Total liabilities	65,871	17,108
Net asset position	90	66,857

Notes to the consolidated financial statements (continued)

For the year ended December 31, 2019, the Company recognized a net gain from currency exchange difference for US$2,902 (net loss for US$2,056 and gain for US$3,636 as of December 31, 2018 and 2017; respectively) in the caption “Net gain (loss) from currency exchange difference” of the consolidated statements of comprehensive income.

(b)	Financial instruments - Initial recognition and subsequent measurement -

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price as disclosed in section (n) Revenue from contracts with customers.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date.

Financial assets of the Company comprise cash and cash equivalents, trade and other receivables, net and financial assets at fair value through OCI with recycling of cumulative gains and losses and financial assets at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).

-	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments).

-	Financial assets at fair value through profit or loss.

Financial assets at amortized cost (debt instruments) -

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost includes other receivables, net. See note 6 for more information on accounts receivables.

Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) –

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statements of comprehensive income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Company’s investments in the San Jose Reservoir Trust are classified as financial assets at fair value through OCI as of December 31, 2019 and 2018.

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) -

Debt instruments at fair value through OCI includes investments in quoted debt instruments included under other non-current financial assets.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statements of comprehensive income when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

Notes to the consolidated financial statements (continued)

The Company does not have financial assets classified in this category.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statements of comprehensive income.

This category includes derivative instruments and listed equity investments which the Company had not irrevocably elected to classify at fair value through OCI. Dividends on listed equity investments are recognized as other income in the consolidated statements of comprehensive income when the right of payment has been established.

As of December 31, 2019, the Company has nominal investments related to the San Jose Reservoir Trust as financial assets at fair value through profit or loss.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

This category also applies to financial assets that are intended to be held for an indefinite period of time and may be sold in response to needs for liquidity, or in response to changes in the market conditions (Note 9).

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired; or

-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset or, (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Impairment of financial assets -

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Notes to the consolidated financial statements (continued)

(ii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

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

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statements of comprehensive income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

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

Notes to the consolidated financial statements (continued)

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization under the effective interest rate method is included as financial costs in the consolidated statements of profit or loss. This category generally applies to interest-bearing loans and borrowings.

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

(c)	Current versus non-current classification -

The Company presents assets and liabilities in the consolidated statements of financial position based on current or non-current classification.

An asset is classified as current when it is:

-	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

-	Held primarily for the purpose of trading;

-	Expected to be realized within twelve months after the reporting period, or

-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

-	Expected to be settled in the normal operating cycle;

-	Held primarily for the purpose of trading;

-	Due to be settled within twelve months after the reporting period, or

-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Notes to the consolidated financial statements (continued)

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d)	Cash and cash equivalents -

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Restricted cash includes guarantee deposits in escrow accounts related to Sumitomo’s shares acquisition (see note 13) and is excluded from cash and cash equivalents being included in other current assets or long-term assets depending on restrictions.

(e)	Stockpiles, ore on leach pads and inventories -

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, ore on leach pads and inventories. Stockpiles, ore on leach pads and inventories are carried at the lower of weighted average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles, ore on leach pads and inventories to net realizable value are reported as a component of costs applicable to sales. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next twelve months are classified as non-current. The major classifications are as follows:

(i)	Stockpiles -

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and depreciation and amortization relating to mining operations, and removed at each stockpile's weighted average cost per recoverable unit as material is processed.

(ii)	Ore on leach pads -

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting gold-bearing solution is later processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable overhead and depreciation and amortization relating to mining operations, as well as leaching costs incurred in the leaching process. Costs are removed from ore on leach pads as ounces are recovered based on the weighted average cost per estimated recoverable ounce of gold on the leach pad.

Notes to the consolidated financial statements (continued)

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

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. The Company's operating results typically are not materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads in the ordinary course of business. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted on a prospective basis.

(iii)	In-process inventory -

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, and include mill in-circuit and leach in-circuit. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the weighted average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and (or) leach pads plus the in- process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process.

(iv)	Precious metals inventory -

Precious metals include gold dore and (or) gold bullion. Precious metals that result from the Company's mining, processing activities are valued at the weighted average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

(v)	Materials and supplies -

Materials and supplies are valued at the lower of weighted average cost or replacement value. Cost includes applicable taxes and freight.

(f)	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Notes to the consolidated financial statements (continued)

The cost of an element of property, plant and equipment comprises the following: the acquisition price or manufacturing cost, including non-reimbursable customs and taxes and any cost necessary to place the asset in operating condition, as anticipated by Management; the estimate of the rehabilitation obligation and, in the case of qualified assets, the financing costs.

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

Assets in the construction stage are capitalized on a separate caption of property plant and equipment. At their completion, the cost is transferred to the appropriate category. Assets under construction are not depreciated.

Depreciation

Land is not depreciated. Other than land, depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost less their residual value over their estimated useful lives and in the case of assets assigned to the production process of Yanacocha, under the lower of (i) that determined under the units of production method or (ii) the useful life of the mine. The useful lives as follows:

Land improvements	Between 2 and 4 years
Buildings and constructions	Between 5 and 10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	Between 3 and 4 years
Furniture and fixtures	Between 3 and 4 years
Other equipment	Between 3 and 4 years
Computer equipment	Between 3 and 4 years
Leach pads and assets retirement and mine closure	Useful life of the mine and (or) process facilities

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

(g)	Mining rights -

Mining rights include acquired interests in production, development and exploration stage properties. The mineral interests are capitalized at their fair value at the acquisition date.

The value of such assets is primarily driven by the nature and amount of mineralized material believed to be contained in such properties. Production stage mining rights represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves.

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

Exploration costs are capitalized when reserves at the location are established and reported in the Reserves and Resource information published annually by Newmont in its Form 10-K. At this point, exploration costs are capitalized as mine development or as a component of property, plant and equipment, as appropriate.

The Company's mining rights generally are enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and (or) undeveloped mineralized material.

Mining rights are presented in the caption of property, plant and equipment, net.

Notes to the consolidated financial statements (continued)

(h)	Mine development -

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, and the removal of overburden to initially expose an ore body at open pit surface mines. Costs incurred before mineralization are classified as proven and probable reserves are expensed as “exploration and advanced projects” as part of the “Operating expenses” caption in the consolidated statements of comprehensive income. The capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist; and the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves. AII other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of the “Costs applicable to sales” caption in the consolidated statements of comprehensive income.

The cost of removing overburden and waste materials to access the ore body at an open-pit mine prior to the production phase are referred to as "pre-stripping costs." Pre-stripping costs are capitalized during the development of an open-pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of the minimum saleable materials may occur during development and related revenue is recorded as “Other operating revenue”, net of incremental mining and processing costs. See Note 2.4(i) below.

If any of the criteria are not met, the production stripping costs are charged to profit or loss as part of the “costs applicable to sales” caption in the consolidated statements of comprehensive income as they are incurred.

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

Mine development costs are presented in the caption of Property, plant and equipment, net.

Notes to the consolidated financial statements (continued)

(i)	Stripping activity asset -

The Company accounts for stripping costs incurred during the production phase of a surface mining in accordance with IFRIC 20 "Stripping costs in the production phase of as surface mine" whereby a stripping asset is recognized if, and only if, all of the following are met:

-	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the Company;

-	The Company can identify the component of the ore body for which access has been improved; and

-	The costs relating to the stripping activity associated with that component can be measured reliably.

The primary components of the ore body on a pit by pit basis as well as within major pits are identified. Based on these components, stripping activities are analyzed and costs are assigned based on whether they pertained to current inventory production or improved access to future ore bodies (or components of an ore body).

Based on this analysis, the Company allocates the costs associated with improved access as a “stripping activity asset”. This allocation is based on the volume of waste and ore extracted in the period compared to expected volume life-of-mine per component of ore body.

Costs allocated to the production stripping activity asset are subsequently depreciated. Depreciation of the production stripping asset was calculated on a systematic basis ("waste-to-ore tons ratio") method over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping costs. This depreciation is a production cost.

(j)	Impairment of non-financial assets -

The carrying amounts of non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying values are in excess of the recoverable amount. The recoverable amount is determined as the higher of (i) an asset's fair value, less costs of disposal, and (ii) its value in use. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independently from other assets, in which case the review is undertaken at the cash generating unit level. The Company identified two separate cash generating units: Yanacocha and Conga.

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

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the consolidated statement of comprehensive income to reflect the asset at the lower amount. In assessing the recoverable amount for assets, the relevant future cash flows expected to arise from the fair value less costs of disposal have been discounted to their present value.

An impairment loss is reversed in the consolidated statement of comprehensive income if there is a change in estimate used to determine recoverable amount since the prior impairment loss was recognized.

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

(k)	Intangible assets including computer software -

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization (calculated on a straight-line basis over their useful lives).

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite live are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of comprehensive income in the expense category that is consistent with the function of the intangible assets. All intangible assets of the Company have finite lives.

Notes to the consolidated financial statements (continued)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statements of comprehensive income when the asset is derecognized.

(l)	Provisions -

General -

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. If the time value of money is significant, provisions are discounted using pre-tax rates, which reflect, when appropriate, the liabilities' specific risks. The reversal of the discount due to the passage of time originates the increase of the obligation which is recognized with a charge to the consolidated statements of comprehensive income as a finance cost.

Provisions are reviewed periodically and are adjusted to reflect the best estimate available as of the date of the consolidation statements of financial position. The expenses related to other provisions are presented in the consolidated statements of comprehensive income.

Disclosure of contingent obligations is provided when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized and are disclosed only if it is probable that the Company will generate future economic benefits.

Provision for closure of mining units -

The Company records a provision for mine closure when a legally enforceable obligation arises, which is independent of the full depletion of the mine reserves.

Provisions for closure of mining units or “reclamation obligations” are recognized when incurred and recorded as liabilities at the best estimate of the expenditure required to settle the obligation.

The Company recognizes a liability for closure of mining units once the obligation has been properly measured. The liability is initially recognized at the present value of the estimated costs. The liability is accreted over time for the change in present value based on discounted rates that reflects current market assessments and the risk specify to the liability through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the life of the related asset as “asset retirement and mine closure” or “reclamation costs” as part of the property, plant and equipment caption. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated reclamation obligation is based on when spending for an existing disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site.

Notes to the consolidated financial statements (continued)

Changes in the estimated timing of closure or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the provision for closure liability and a corresponding adjustment to the related mining asset. Any reduction in the provision for closure and, therefore, any deduction from the mining asset to which it relates, may not exceed the carrying amount of the mining asset. If it does, any excess over the carrying amount is taken immediately to the consolidated statements of comprehensive income.

If the change in estimate results in an increase in the provision for closure and, therefore, an addition to the carrying value of the mining asset, the Company considers whether this is an indication of impairment of the asset as a whole, and if so, the Company performs an impairment test.

Reclamation costs related to an inactive mine site are immediately recognized as expenses in the consolidated statements of comprehensive income.

(m)	Treasury shares -

The Company’s own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized as additional paid-in-capital in equity. The voting rights related to treasury shares are cancelled for the Company and no dividends on such shares are allocated.

(n)	Revenue from contracts with customers -

The Company is principally engaged in the business of producing gold and concentrated copper/silver. Revenue from contracts with customers is recognized when control of the goods is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.

The Company has concluded that it is the principal in its revenue contracts because it typically controls the goods before transferring them to the customer.

Trade receivables (not subject to provisional pricing) are non-interest bearing and are generally on terms of 30 days.

The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in note 3.

Notes to the consolidated financial statements (continued)

(i)	Contract balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional.

The Company does not have any contract assets as performance and a right to consideration occurs within a short period of time and all rights to consideration are unconditional.

Trade receivables

A receivable represents the Company’s right to an amount of consideration that is unconditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Company performs under the contract.

There are not contract liabilities.

Cost to obtain a contract

The Company’s contracts do not involve any sales commissions because its contracts are globally negotiated by its Corporate. Therefore, the Company does not recognize any costs to obtain a contract.

(ii)	Sales of gold -

Gold sales relate to unrefined gold dore that is sold under spot sales contracts to banks (customer). The Company initially negotiate with the banks the quantity of gold bullion to be required which is delivered in terms of unrefined gold dore to a selected refiner (the refiner is not the customer). The performance obligation is satisfied once the shipment confirmation is issued at the time the refinery receives the dore, allowing payment from the banks to the Company in full in cash in accordance to contracts with the banks.

All risk of loss and damage of the gold dore passes to the refiner upon reception; however, control of the product does not pass to the refiner, it is simply providing processing services to the Company.

Notes to the consolidated financial statements (continued)

The Company has identified only one performance obligation related to the sale of gold dore.

Revenue is recognized at a point in time when control passes to the bank, which is when the payment is ensured at the same time when the refinery’s shipment confirmation is issued to the bank. This generally occurs after the dore’s refinery shipments are confirmed, not being required to physically delivered the gold dore to the banks but resides in the mint. However, the bank has title, is required to pay for the gold bullion and is able to direct the use of the gold bullion by instructing the refiner to transfer metal credits to or from its metal account, and is exposed to the risks and rewards of the gold bullion.

The date of shipment’s confirmation and delivery might be different arising differences between the prices used. Therefore, these sales are subject to subsequent adjustments due the variation of assays. All these matters are resolved according a settlement process specified in the contract which result in the issue of debit/credit notes according to the assays results.

With these arrangements, there are no advance payments received from the banks, no conditional rights to consideration, so no contract assets are recognised. A trade receivable is recognised at the date of sale and it is usually paid on cash once delivery confirmation is issued. The contract is entered into and the transaction price is determined at outturn by virtue of the shipment confirmation being subject to further price adjustments when difference between delivery and shipment dates arises. Also, given each spot sale represents the enforceable contract and all performance obligations are satisfied at that time, there are no remaining performance obligations (unsatisfied or partially unsatisfied) requiring disclosure.

(iii)	Sales of copper and silver concentrate -

Copper and silver in concentrate are sold under Free on Board (FOB) Incoterms and this represents the enforceable contract. The performance obligation is the delivery of the concentrate at the point where control passes to the customer.

The majority of the Company’s sales of copper and silver in concentrate allow for price adjustments based on the market price at the end of the relevant quotation period (QP) stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for metal in concentrate is based on prevailing spot prices on a specified future date after shipment to the customer. Adjustments to the sales price occur based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP can be between one and three months.

Notes to the consolidated financial statements (continued)

Revenue is recognized when control passes to the customer, which occurs at a point in time when the copper, silver in concentrate is physically transferred onto a vessel, train, conveyor or other delivery mechanism. The revenue is measured at the amount to which the Company expects to be entitled, being the estimate of the price expected to be received at the end of the QP, i.e., the forward price, and a corresponding trade receivable is recognized.

For these provisional pricing arrangements, any future changes that occur over the QP are embedded within the provisionally priced trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. Given the exposure to the commodity price, these provisionally priced trade receivables will fail the cash flow characteristics test within IFRS 9 and will be required to be measured at fair value through profit or loss up from initial recognition and until the date of settlement. These subsequent changes in fair value are recognized in the consolidated statements of comprehensive income and other comprehensive income each period and presented in “Other operating revenue”. Changes in fair value over, and until the end of, the QP, are estimated by reference to updated forward market prices for gold and copper as well as taking into account relevant other fair value considerations as set out in IFRS 13, including interest rate and credit risk adjustments.

Sales for copper, silver and the subsequent changes in fair value of the trade receivable are presented in the caption “Other operating revenue”.

(iv)	Interest income -

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statements of comprehensive income.

As of December 31, 2019, 2018 and 2017 this caption mainly includes interest from short-term money market funds and interest from current bank accounts for an amount of US$18,430, US$11,448 and US$5,831, respectively.

(o)	Benefits to employees -

In accordance to Peruvian laws, employees are entitled to receive one month paid vacation per year and one-month salary bonus paid in July and December.

In addition, employees are entitled to receive one -month salary per year (approximately) as severance indemnity which are deposited in advance with a bank elected by the employee.

Notes to the consolidated financial statements (continued)

If employees are dismissed without cause, they are entitled to a mandatory severance pay that is set at 1.5 monthly salaries for each year of service. The maximum severance payment is twelve salaries.

Salaries and wages, bonuses, post-employment benefits and vacations are calculated in accordance with IAS 19, "Employee Benefits" and are calculated in accordance with current Peruvian legislation based on the accrual basis.

(p)	Workers’ profit sharing -

The Company recognizes workers’ profit sharing in accordance with IAS 19, “Employees Benefits". Workers' profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base of current year. According to Peruvian law, the limit in the workers' profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (“FONDOEMPLEO”). The workers’ profit sharing is recorded as part of cost applicable to sales, see note 17.

(q)	Taxes -

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

Deferred income tax -

The Company accounts for income and mining taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability or net deferred income tax asset for the Company, as measured by the statutory tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Company derives its deferred income tax charge or benefit by recording the change in the net deferred income tax liability or net deferred income tax asset balance for the year, based on Peruvian income and mining tax laws.

Notes to the consolidated financial statements (continued)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences, and the carry-forward of unused tax credits can be utilized.

Deferred tax related to items recognized in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss.

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

Peruvian mining royalties and special mining tax –

In accordance with Law No. 28258, as amended by Law No. 29788, mining royalties are payable as the higher of either as a specified percentage of operating profit or 1% of revenues. If the mining royalty is calculated as a percentage of operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply.

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

Therefore, obligations arising from Mining Royalties and Special Mining Tax are recognized as income tax under the scope of IAS 12. Both, Mining Royalties and Special Mining Tax generated deferred tax assets and liabilities which must be measured using the average rates expected to apply to operating profit in the quarter in which the Company expects to reverse temporary differences.

Value added tax -

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

Notes to the consolidated financial statements (continued)

(r)	Fair value measurement -

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

Notes to the consolidated financial statements (continued)

(s)	Leases –

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i)	Right-of-use assets -

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

-	Buildings 5 to 10 years

-	Plant and equipment 3 to 10 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (j) Impairment of non-financial assets.

(ii)	Lease liabilities -

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

Notes to the consolidated financial statements (continued)

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are included in other accounts payable.

(iii)	Short-term leases and leases of low-value assets -

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

(t)	Reclassifications of comparative information –

Royalties expenses

The Company reclassified royalties expenses for US$23 million and US$26 million in years 2018 and 2017; respectively. Such royalties were presented reducing revenues from the “Revenue from sales” caption and now are presented as part of the “cost applicable to sales” caption.

	2018 As previously reported	Reclassifications	2018 Modified
	US$(000)	US$(000)	US$(000)

Consolidated Statements of comprehensive income
Sales	635,393	23,260	658,653
Cost applicable to sales	(596,164)	(23,260)	(619,424)

	2017 As previously reported	Reclassifications	2017 Modified
	US$(000)	US$(000)	US$(000)

Consolidated Statements of comprehensive income
Sales	645,176	25,729	670,905
Cost applicable to sales	(746,918)	(25,729)	(772,647)

Notes to the consolidated financial statements (continued)

Income tax payable

The Company reclassified the amount of US$3.5 million related to mining taxes payable. Such taxes were presented in the “Trade and other payables” caption and now are presented as part of the “Income tax payable” caption.

	2018 As previously reported	Reclassifications	2018 Modified
	US$(000)	US$(000)	US$(000)

Consolidated Statements of financial position
Trade and other payables	87,016	(3,552)	83,464
Income tax payable	-	3,552	3,552

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

The Company assesses the status of each exploration project to determine when the development phase begins. One of the criteria used to evaluate the development start date is when the Company determines that the property can be economically developed based on the results of feasibility studies.

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

(d)	Useful life of property, plant and equipment -

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the assets or estimated reserves of the mining unit. See Note 2.4 (f) for useful lives.

(e)	Revenue from contracts with customers -

The Company applied the judgement for determining the timing of satisfaction of services of revenue from contracts with customers. The Company concluded that the performance obligation is completed once the shipment confirmation is issued when the refinery receives the Dore, allowing the fully payment in cash according the contracts. As a result, all risk of loss and damage of the gold dore pass to refiner upon reception.

The Company determined that the only performance obligation is the sale of gold dore.

3.2.	Estimates and assumptions -

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

Notes to the consolidated financial statements (continued)

(a)	Determination of mineral reserves and resources -

The Company calculates its reserves using methods generally applied by mining and industry according to SEC guidance. All estimated reserves represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed.

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

This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life-of-mine production. Each mine’s life is assessed at least annually to evaluate (i) physical life limitations and (ii) present assessments of economically recoverable reserves of the mine property. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in estimates are accounted for prospectively.

(c)	Provision for closure mining units -

The Company assesses its provision for closure of mining units at each reporting date. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of closure activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at reporting date represents Management’s best estimate of the present value of the future closure costs required.

(d)	Inventories -

Inventories are classified as current or non-current depending on the length of time that Management estimates will be used in the production or extraction for each mining unit.

Notes to the consolidated financial statements (continued)

Inventories are measured at the lower of its weighted average cost or its net realizable value. Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles and ore on leach pads are measured by estimating the number of tons added and removed from the stockpile and leach pads, the number of contained gold ounces, assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and ore on leach pad tonnages are verified by periodic surveys.

For minerals inside leach platform inventories, reasonable estimation methods are employed because it is generally impracticable to determine the mineral contained in leach platforms by physical count. The quantity of material delivered to leach platforms are based on surveyed volumes of mined material and daily production records. Sampling and assaying determine the estimated ore grades of material delivered to leach platforms.

(e)	Impairment of non-financial assets -

The Company assesses each asset or cash generating unit in each reporting period to determine whether any indication of impairment exists (e.g. fluctuation of gold prices, community relations and social license to operate). Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of (i) the fair value less costs of disposal and (ii) value in use. The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates and operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

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

 The Company has determined the operations of its mining units Yanacocha and Conga as the cash generating units.

Notes to the consolidated financial statements (continued)

4.	Standards issued but not effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments to the definition of material is not expected to have a significant impact on the Company’s consolidated financial statements.

5.	Cash and cash equivalents

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)

Petty cash	22	33
Bank accounts	56,822	111,319
Term deposits (b)	761,659	611,856

	818,503	723,208

(b)	The term deposit balance is made up as follows:

	2019	2018
	US$(000)	US$(000)

JP Morgan	501,916	401,495
Citibank	214,282	210,361
BNP Paribas	45,461	-

	761,659	611,856

The bank accounts and term deposits yield interest at market rates. The carrying amounts approximate the fair value due to the short maturity of these balances, which are less than 90 days.

Notes to the consolidated financial statements (continued)

6.	Trade and other receivables, net

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)

Trade receivables, net
Foreign clients	683	7,389
Other receivables
Advances to suppliers	9,872	16,897
Tax claims	3,946	3,532
Credit of tax on net assets	23,648	23,290
Related entities, note 22(c)	598	794
Other	5,247	5,382
	43,311	49,895

Allowance for expected credit losses (b)	(1,384)	(1,384)
	41,927	48,511

Total trade and other receivables, net	42,610	55,900

By maturity:
Current	18,962	32,610
Non current	23,648	23,290

Total	42,610	55,900

Classification by nature:
Financial receivables	15,016	29,078
Non-financial receivables	27,594	26,822

	42,610	55,900

The trade receivables are related to concentrate sold (copper and silver by-products). At December 31, 2019 and 2018 there were no material collectability issues that required an allowance for expected credit losses on the trade receivable balance.

Trade receivables (not subject to provisional pricing) are non-interest bearing and are generally negotiated on terms of 30 days.

Notes to the consolidated financial statements (continued)

(b)	The allowance for expected credit losses had the following movement during the years 2019, 2018 and 2017:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Opening balance	1,384	1,384	1,407
Deductions	-	-	(23)
Ending balance	1,384	1,384	1,384

7.	Inventories, net

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)

Precious metals	8,021	6,878
Leach in-circuit	5,158	1,835
Mill in-circuit	1,332	4,002
Materials and supplies	45,832	49,327
	60,343	62,042

Allowance for obsolescence of materials and supplies (b)	(6,098)	(7,515)

	54,245	54,527

(b)	The allowance for obsolescence of material and supplies had the following movement during the years 2019, 2018 and 2017:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Opening balance	7,515	7,076	5,272
Provision for impairment of materials and supplies	1,898	1,887	2,896
Reversal of provision for impairment of materials and supplies	(3,315)	(1,448)	(1,092)

Ending balance	6,098	7,515	7,076

Reversals of impaired materials are due to disposals of impaired materials that offset the accumulative provision in each period.

Notes to the consolidated financial statements (continued)

8.	Stockpiles and ore on leach pads, net
	(a)	This caption is made up as follows:
	2019	2018
	US$(000)	US$(000)
Current portion -
Stockpiles	23,769	35,065
Ore on leach pads	139,991	106,931
Net realizable value adjustment (b)	(28,837)	(41,403)

	134,923	100,593
Non-current portion -
Stockpiles	35,888	41,814
Ore on leach pads	88,223	144,688
Net realizable value adjustment (b)	(19,088)	(47,724)

	105,023	138,778

(b)	The provision for net realizable value adjustment had the following movement during the years 2019, 2018 and 2017:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Opening balance, note 17	89,127	62,540	84,374
Provision	33,464	90,365	77,385
Reversal of provision	(74,666)	(63,778)	(99,219)

Ending balance, note 17	47,925	89,127	62,540

Provision reversals correspond to improvements of the overall long-term market conditions that reduced the gap between stockpiles and leach pads’ cost and their net realizable value.

Notes to the consolidated financial statements (continued)

9.	Financial instruments at fair value
In November 2008, the Company funded the San Jose Reservoir Trust an amount of US$13 million to ensure the continuity of the Company's operations in the San Jose Reservoir after 2018. Such trust is irrevocable and is a separate legal entity of the Company. The grantor is the Company, the trustee is the Banco de Crédito del Perú and the beneficiary is the Company; therefore, the Company consolidates the trust.

As of December 31, 2019 and 2018, the assets in the trust amount to US$24,417 and US$22,610, respectively and are represented by financial instruments at fair value.

During the years ended December 31, 2019, 2018 and 2017, an increase in fair value of the debt instruments was recognized in other comprehensive income for the amount of US$1,246, and a decrease of US$91 and US$3,244 during 2018 and 2017. During the years ended December 31, 2019 and 2018 the change in fair value of the investments in marketable stocks for US$821 and (US$10), respectively, were recognized as Finance income and Finance costs in the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment, net
	(a)	Below is presented the movement in cost:

	Opening balance	Additions	Sales and disposals	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2019
Cost-
Land	9,459	-	-	7,594	17,053
Land improvements	36,454	-	(7,472)	-	28,982
Building and constructions	298,328	-	(26,556)	(218)	271,554
Machinery and equipment	244,560	-	(46,286)	18,598	216,872
Leach pads	1,723,270	-	-	93,956	1,817,226
Vehicles	9,921	-	(1,043)	524	9,402
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	58,924	-	(3,712)	4,050	59,262
Work in progress	444,688	184,403	-	(192,392)	436,699
Mining rights	37,521	-	-	-	37,521
Right of use asset	-	1,045	-	-	1,045
Asset retirement and mine closure	534,398	158,967	-	-	693,365
Stripping activity asset	148,487	-	-	3,007	151,494
Mine development	760,647	-	-	63,509	824,156

	4,309,213	344,415	(85,069)	(1,372)	4,567,187

Accumulated depreciation and amortization
Land improvements	35,583	101	(7,369)	-	28,315
Building and constructions	247,979	5,702	(26,579)	(973)	226,129
Machinery and equipment	204,255	21,780	(42,978)	973	184,030
Leach pads	1,656,002	38,286	-	-	1,694,288
Vehicles	9,855	16	(1,043)	-	8,828
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	56,522	1,326	(3,712)	-	54,136
Mining rights	29,457	-	-	-	29,457
Right of use asset	-	461	-	-	461
Asset retirement and mine closure	424,008	54,818	-	-	478,826
Stripping activity asset	146,058	1,667	-	-	147,725
Mine development	656,484	17,658	-	-	674,142

	3,468,759	141,815	(81,681)	-	3,528,893

Net cost	840,454				1,038,294

Notes to the consolidated financial statements (continued)

	Opening balance	Additions	Sales and disposals	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2018
Cost-
Land	9,459	-	-	-	9,459
Land improvements	36,454	-	-	-	36,454
Building and constructions	297,798	-	-	530	298,328
Machinery and equipment	286,865	-	(72,442)	30,137	244,560
Leach pads	1,722,786	-	-	484	1,723,270
Vehicles	11,024	-	(1,171)	68	9,921
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	57,773	-	(265)	1,416	58,924
Work in progress	400,410	117,636	-	(73,358)	444,688
Mining rights	37,521	-	-	-	37,521
Asset retirement and mine closure	507,123	27,275	-	-	534,398
Stripping activity asset	148,487	-	-	-	148,487
Mine development	722,355	-	-	38,292	760,647

	4,240,611	144,911	(73,878)	(2,431)	4,309,213

Accumulated depreciation and amortization
Land improvements	35,143	440	-	-	35,583
Building and constructions	240,348	7,631	-	-	247,979
Machinery and equipment	249,975	20,887	(66,607)	-	204,255
Leach pads	1,621,266	34,736	-	-	1,656,002
Vehicles	11,024	2	(1,171)	-	9,855
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	55,914	828	(220)	-	56,522
Mining rights	29,457	-	-	-	29,457
Asset retirement and mine closure	356,345	67,663	-	-	424,008
Stripping activity asset	143,252	2,806	-	-	146,058
Mine development	639,450	17,034	-	-	656,484

	3,384,730	152,027	(67,998)	-	3,468,759

Net cost	855,881				840,454

Additions to work in progress in 2018 and 2019 are primarily related to the Quecher Main project. As of December 31, 2019, the Company does not have material commitments related to this project.

The depreciation and amortization expense for the year ended December 31, 2019 and 2018 was recorded in the “Cost applicable to sales” caption in the consolidated statement of comprehensive income.

Notes to the consolidated financial statements (continued)

(b)	Impairment of long-lived assets -

In accordance with the accounting policies and processes, each asset or Cash Generating Unit “CGU” is evaluated annually at year end, to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed. The Company has two CGU’s: Yanacocha mine and Conga project.

In December 2017 and 2018, the Company performed a formal evaluation of its cash generating units and concluded that there were no impairment indicators at December 31, 2018 and 2017, respectively. In this assessment the Management considered that the Company had been complying with the estimated results for each year included in the last impairment calculation.

During 2019, the Company’s Management identified as an impairment indicator the significant increase of the asset retirement and mine closure, as a result the Company had to determinate the recoverable amount for its CGU Yanacocha. Regarding to CGU Conga the Management did not identify any important indicator. As a result of this analysis the Company concluded that no additional impairment loss on CGU Yanacocha was required to be recorded as the recoverable amount exceeded the carrying amount of the CGU’s assets.

In assessing whether impairment was required, the carrying value of the asset or CGU was compared with its recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs to sell (FVLCS) and value in use (VIU). Given the nature of the Company’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. Consequently, the recoverable amount for each CGU was estimated based on estimated discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. These cash flows were discounted using a real pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Estimates included quantities of recoverable minerals, production levels, operating costs and capital requirements and sourced from the planning process, including the life of mine (LOM) plans, one-year budgets and CGU-specific studies.

Key assumptions used for the impairment testing as of December 31, 2019:

The determination of fair value less cost to sell was most sensitive to the following key assumptions:

-	Production volumes.

-	Commodity prices.

-	Discount rate.

-	Cost / EBIT

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

Estimated prices for the current and long-term periods that have were used to estimate future revenues were as follows:

	Current	Long-term
	US$	US$

Gold (per ounce)	1,481	1,300
Copper (per pound)	3.0	3.0

Discount rate: In calculating the fair value less cost to sell, a pre-tax discount rate of 7.1% was applied to the pre-tax cash flows. This discount rate was derived from the Company’s pre-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

Notes to the consolidated financial statements (continued)

11.	Trade and other payables

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	45,671	48,847
Related entities, note 22(c)	11,426	10,846
	57,097	59,693
Other payables
Remuneration and similar benefits payable	11,365	22,907
Other taxes payable	5,326	728
Royalties payable to the Peruvian State	2,696	136
	19,387	23,771
	76,484	83,464

(b)	Trade payables arise mainly from the acquisition of materials, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest, are not secured and are mostly denominated in U.S. dollars.

12.	Provisions, other accruals and liabilities

(a)	This caption is made up as follows:

	2019	2018
	US$(000)	US$(000)

Provisions
Provision for closure of mining units and exploration projects (b)	1,608,380	1,294,464
Provision of social responsibility (c)	18,326	18,010
Other provisions	2,484	2,785
	1,629,190	1,315,259

Other accruals and liabilities
Interests payable, see note 24	16,840	-
Workers’ profit sharing payable (e)	12,793	3,920
Accrual of operating costs (d)	11,238	11,442
Accrual of capital expenditure	8,139	3,682
Right of use liability	596	-
	49,606	19,044
Total provisions, other accruals and liabilities	1,678,796	1,334,303

Notes to the consolidated financial statements (continued)

	2019	2018
	US$(000)	US$(000)

Classification by maturity:
Current portion	90,940	41,154
Non-current portion	1,587,856	1,293,149

	1,678,796	1,334,303

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

The provision for closure of mining units comprises activities to be carried out by the Company in the restoration of mines and adjacent areas in the completion stage of the gold extraction process. Such activities include the restoration of mining locations, water treatment plant operations, as well as reforestation and land treatments.

The movement of the provision for closure of mining units for 2019, 2018 and 2017 is broken down as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Opening balance	1,294,464	1,234,731	1,012,888
Additional provisions	301,096	43,560	221,450
Payments	(23,889)	(19,842)	(21,376)
Unwinding of discount, note 20	36,709	36,015	21,769
Ending balance	1,608,380	1,294,464	1,234,731

Classification by maturity
Current portion	39,156	19,325	19,455
Non-current portion	1,569,224	1,275,139	1,215,276
	1,608,380	1,294,464	1,234,731

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2020 and 2069.

Notes to the consolidated financial statements (continued)

There were minimal changes to the updated closure plan in 2017 prior to submitting to Peruvian regulators in September 2017. The regulators completed their review and approved the updated closure plan in November 2017.

During the years ended December 31, 2019, 2018 and 2017, the Company recorded an increase to the reclamation liability of US$301 million, US$44 million and US$206 million, respectively. The increase to the reclamation obligation resulted in an increase to the recorded asset retirement cost asset of US$159 million (US$27.2 million and US$97 million in 2018 and 2017, respectively) related to the producing portions of the mine (see note 10) and a non-cash charge to reclamation expense for the year ended December 31, 2019 of US$142 million (US$16.3 million and US$124.1 million as December 31, 2018 and 2017, respectively) related to the areas of Carachugo, Yanacocha, Maqui Maqui and Cerro Negro operations no longer in production (see note 17). The increase of the 2019 reclamation obligation is mainly due to higher water treatment costs, whereas in 2018 the increase was mainly due to new disturbance costs from the Quecher Main project and changes in the labor cost estimate. The discount rates used in the calculation of the provision as December 31, 2019, 2018 and 2017 were between 0.2% and 0.3%.

(c)	Provision of social responsibility -

The provision of social responsibility relates to community commitments to develop projects near the mine site, including training and support for other activities such as building infrastructure and donations.

The movement of the provision for social responsibility for 2019, 2018 and 2017 is broken down as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Opening balance	18,010	21,689	24,335
Additional provisions	888	-	-
Payments	(572)	(3,679)	(2,646)
Ending balance	18,326	18,010	21,689

Classification by maturity
Current portion	761	8,351	-
Non-current portion	17,565	9,659	21,689

	18,326	18,010	21,689

Notes to the consolidated financial statements (continued)

(d)	Accrual of operating cost -

The accrual of operating cost relates to the accruals of services received by the Company as part of its operations that were pending to be invoiced such as power, maintenance, contractors and others.

(e)	Workers' profit sharing -

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

13.	Debt instruments

On June 14, 2018, the Company approved the sale of 63,922,565 shares of Minera Yanacocha, S.R.L. to Summit Global Management II BV, a wholly-owned subsidiary of Sumitomo Corporation (“Sumitomo”) for a consideration of US$47,911. The transaction resulted in Sumitomo owning 5% of Minera Yanacocha, S.R.L. with Newmont Second Capital Corporation and Buenaventura’s ownership percentages decreasing to 51.35% and 43.65%, respectively.

Under the terms of the transaction, Sumitomo has the option to require the Company to repurchase the 5% interest in Minera Yanacocha, S.R.L. if the Yanacocha Sulfides project does not adequately progress by June 2022 or if the project is approved with an incremental rate of return below a contractually agreed upon rate. Under the terms of the sales agreement, the cash paid by Sumitomo at closing has been placed in an escrow for repayment in the event the option is exercised. As of December 31, 2019 and December 31, 2018, the Company holds US$48,617 and US$48,127, respectively in an escrow account with Citibank New York and generates interest at a market rate. This balance is included in the caption Restricted Cash in the consolidated statement of financial position. The restricted cash is not available to finance the Company’s day-to-day operations and, therefore, has been excluded from cash and cash equivalents for the purposes of the consolidated statement of cash flows. It has been disclosed as a non-current asset.

The shares held by Sumitomo meet the definition of a compound instrument and is classified as a liability (with a portion recorded to equity) in the consolidated financial statements of the Company. The difference between the present value of the compound instrument at the date of the transaction for an amount of US$41,695 and the gross redemption amount of US$47,911 was recorded as additional paid-in-capital in equity for an amount of US$6,216 at the date of the transaction.

The value of the compound instrument as of December 31, 2019 and December 31, 2018 amounts to US$43,927 and US$42,430, respectively. For the years ended December 31, 2019 and December 31, 2018 the unwinding of the discount was recognized in the caption “Finance costs” in the consolidated statement of comprehensive income for an amount of US$1,497 and US$735, respectively, see note 20.

Notes to the consolidated financial statements (continued)

14.	Partners’ equity

(a)	Partners’ contributions -

As of December 31, 2019 and December 31, 2018, Partners’ contributions comprise 1,214,528,739 common partnership interests at par value of one Peruvian Sol each, fully subscribed and paid-in (equivalent to US$398,216 at the historical exchange rate). Such partnership interest includes 656,484,745 common partnership interests that are owned by foreign investors.

On December 21, 2017, Minera Yanacocha purchased back 63,922,565 partnership interests owned by International Finance Corporation (“IFC”) for US$47,911, which represented 5% of the capital stock of the Company. On February 19, 2018, the Board of the partners approved the reduction of 63,922,565 of the common partnership interests equivalent to US$19,711. On June 14, 2018, the Board of the partners approved the sale of 63,922,565 partnership units to Summit Global Management II BV, see note 13.

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

Until December 31, 2017, by Law No. 30296 published on December 31, 2014, for individuals and non-resident legal entities, the applicable tax rate was 6.8% for dividend distributions in cash or non-monetary assets for fiscal year 2017. Pursuant to Legislative Decree No. 1261, published on December 10, 2016 and effective as of January 1, 2017, the applicable tax rate to the distribution of cash dividends and non-monetary assets for the year 2017 onwards is 5%.

(c)	Dividends declared and paid -

On February 15, 2016, the Executive Committee unanimously agreed to distribute dividends in the amount of US$300 million, in proportion to its shareholding, which corresponds to a portion of the accumulated results as of December 31, 2014, which were generated in 2011.

Notes to the consolidated financial statements (continued)

15.	Tax Situation

(a)	Current tax regime -

The Company and its subsidiary are subject to the Peruvian tax regime. The main tax regulations issued during 2018 were the following:

-	Since January 1, 2019, the applicable treatment of royalties and remuneration for services rendered by non-domiciled was modified (Legislative Decree No. 1369).

-	The rules that regulate the obligation of legal persons and / or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established.

In July 2018, Law No. 30823 was published. Under this Law, the Congress delegated to the Executive Power the power to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:

(i)	The Tax Code was modified in order to provide greater guarantees to taxpayers in the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide the Tax Administration with tools for its effective implementation.

(ii)	Rules have been established for the accrual of income and expenses for tax purposes since January 1, 2019. Until 2018, there was no normative definition of this concept, so in many cases, accounting rules were used for its interpretation.

(b)	Tax stabilization agreements -

The Company has entered into the following tax stability agreements, each with a term of 15 years:

Mine	Effective	Date of the Tax Agreement	Tax Regimes in Force

Cerro Yanacocha	January 1, 2000	September 16, 1998	May 22, 1997
La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

The Cerro Yanacocha tax stabilization agreement expired on January 1, 2015 and La Quinua tax stabilization agreement expired on January 1, 2019.

The La Quinua tax stabilization guaranteed the Company's use of the tax regime shown in the table above and permitted maintenance of its accounting records in U.S. dollars for tax purposes.

The Company determines taxable income based on its understanding and that of its legal advisors, of applicable tax legislation. Taxable income differs from pre-tax income disclosed within these consolidated financial statements by those items that the applicable tax legislation deems to be non-taxable or non-deductible.

Notes to the consolidated financial statements (continued)

On December 31, 2014, the Peruvian Government enacted modifications to Income Tax regulations, applicable beginning in 2015. Among the modifications, a progressive income tax rate reduction was approved as follows: 28% for fiscal year 2016; 27% for fiscal years 2017 and 2018; and 26% from 2019, onward.

Pursuant to Legislative Decree No. 1261, published on December 10, 2016 and effective as of January 1, 2017, the applicable tax rate on the taxable income is 29.5%. The income tax for La Quinua, until January 1, 2019, was 29% according to the tax stabilization agreement entered into with the Peruvian government.

(c)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Company. In that regard, the tax returns of the years 2015 to 2019 are open to assessment. The fiscal year 2014 is under examination by the Tax Authority (SUNAT).

(d)	Transfer pricing -
For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Company's operations.

(e)	Other mining taxes -

(i)	Law No. 29788, Mining Royalties

On September 28, 2011, the Peruvian Government enacted new legislation to comprise a new mining tax payable to the Peruvian Government for extracting metallic and non-metallic mineral resources from its mining concessions.

Pursuant to this legislation, the mining royalty is payable quarterly based on sales and operating profit determined in accordance with IFRS. The royalty amount due is 1% of revenue. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate of 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. During 2019, 2018, and 2017, the amounts included in cost of production related to mining royalties were US$7,360, US$1,273 and US$3,140, respectively. During 2019 the amount included in mining tax expense related to mining royalties were US$1,563 and during 2018 and 2017 there were no amounts included in mining tax expense.

(ii)	Law No. 29789, Special Mining Tax

The Special Mining Tax ("IEM") applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit determined, in accordance with IFRS.

Notes to the consolidated financial statements (continued)

The rate varies depending on the level of operating profit. During the years ended December 31, 2019, 2018 and 2017 the amounts included in income and mining tax expense were US$9,702, US$592, and US$1,418, respectively.

(iii)	Law No. 29790, Special Mining Burden

The Special Mining Burden ("GEM") applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit, determined in accordance with IFRS. The rate varies depending on the level of operating profit margin. The GEM applied to operations at La Quinua in 2018 and 2017. This resulted in US$8,230 and US$3,526, respectively, of additional Income and mining tax expense.

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

The new pension fund tax is calculated based on annual income and is payable quarterly. During the years ended December 31, 2019, 2018 and 2017 the amounts included in Income and mining tax expense amounted to US$728, US$39 and US$29, respectively.

(f)	Peruvian income tax -

The Company's income tax provision consisted of the following:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Current Peruvian income tax	42,978	12,525	3,877
Royalties and mining taxes	11,444	8,822	4,944
Income tax from prior years	8,459	8,900	(2,006)
Fines from previous years, note 24	4,056	-	-
Other taxes	993	121	211
Income tax prior years refunds (*)	(3,002)	-	-
Current income tax expense	64,928	30,368	7,026
Deferred income tax expenses (benefit)	-	(1,071)	-

Income tax expense	64,928	29,297	7,026

(*)	Tax refunds were obtained through tax courts resolutions regarding to outstanding tax claims of the income tax payments performed on year 2004.

Notes to the consolidated financial statements (continued)

(g)	Deferred income tax asset -

As of December 31, 2019 and 2018, the Company maintains a deferred income tax asset for US$1,071 recorded in year 2018. The recognized deferred income tax asset corresponds entirely to additional tax credits that can be recovered by reducing the income tax paid of open periods subject to review of the tax authority.

(h)	Reconciliation of income tax expense (benefit) -

Below is a reconciliation of tax expense and the accounts profit multiplied by the statutory tax rate for the years 2019, 2018 and 2017:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Loss before income tax	(30,329)	(52,220)	(168,428)
Peruvian statutory tax rate	29.5%	29.5%	29.5%
Income tax income	(8,947)	(15,405)	(49,686)
Valuation allowance on deferred tax asset	46,473	23,771	50,960
Effect of change in translation to US dollars	(4,217)	-	-
Mining taxes	8,068	6,260	3,530
Non-deductible expenses	13,045	6,962	4,204
Difference in income tax rate applicable to La Quinua at 29%	-	(176)	(124)
Income tax prior years (refunds) / payments	6,450	7,885	(1,858)
Fines from prior years, note 24	4,056	-	-

Total income tax expense	64,928	29,297	7,026

(i)	The main tax regulations issued during 2019 are as follows –

(i)	Modified, starting in January 1, 2019, the treatment applicable to the royalties and fees for services provided by non-domiciled recipients, eliminating the obligation to pay an amount equivalent to the withholding when the costs or expenses are booked, and must now withhold the corresponding income tax at the time of their payment or retribution accreditation (Legislative Decree No. 1369).

(ii)	Established rules governing the obligation of legal persons and (or) legal entities to report the identification of their final beneficiaries (Legislative Decree No. 1372). These rules are applicable to legal persons domiciled in the country, pursuant to article 7 of the Income Tax Law, and to legal entities in the country. The obligation is applicable for non-domiciled legal entities and legal entities constituted abroad while: a) have a branch, agency or another permanent establishment in the country; b) the person (natural or legal entity) who manage the autonomous patrimony or foreign investment funds, or the natural or legal person who has the quality of guard or administrator, is domiciled in the country; and, c) any part of a consortium is domiciled in the country. This obligation will be fulfilled by submitting to the tax authority of sworn statement information, which should contain the final beneficiary information and be submitted, in compliance with the regulations and in the deadlines established through a resolution of the Tax Authority.

Notes to the consolidated financial statements (continued)

(iii)	Changed the tax code in the implementation of the General Anti-Avoidance Rule – GAAR (Rule XVI of the preliminary title of the Tax Code (Legislative Decree No. 1422).

The GAAR is intended to prevent taxpayers from entering into transactions that would allow them to minimize their tax liabilities. The Tax authority will be entitled to apply the GAAR in ordinary tax audits since July 19, 2012; however, the tax authority will have to obtain the approval from a committee before applying the GAAR.

Other rules regarding the GAAR are:

(a)	Jointly Liability of Legal Representatives – the legal representatives will be jointly liable for the tax debt as a result of the application of the GAAR by the Tax Authority.

(b)	Tax Planning approval by the Board of Directors - Up to March 29, 2019 board of Directors should approve (ratify or modify) all the tax planning of their entities since July 19, 2012. The members of the board will be liable for the tax assessment as a result of the application of the GAAR.

(j)	As of December 31, 2019, the Company determined a current income tax payable of US$20,276 (Prepaid income tax credit of US$19,239 as December 31, 2018) and mining taxes payable for US$2,877 (US$3,552 as December 31, 2018). The current income tax payable of year 2019 includes the current income tax offset by the credits of the period, and the income tax contingencies, see note 24, for US$7,913 and US$12,363; respectively.

16.	Revenue from contracts with customers

(a)	The Company’s revenues are mainly from sales of gold ounces. The table below presents the net sales to customers by geographic region:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Sales and services by geographic region:
Metal sales
Europe (Switzerland)	734,526	518,664	491,887
America	-	139,989	179,018

	734,526	658,653	670,905

(b)	Other operating revenue is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Copper and silver in concentrate	4,098	20,442	17,509
Others	678	1,523	4,361

	4,776	21,965	21,870

For the year ended December 31, 2019, 2018 and 2017, the amount of the subsequent changes in fair value of the trade receivable were US$176, US$15 and US$346, respectively and are presented as part of the caption “Copper and silver in concentrate”.

Notes to the consolidated financial statements (continued)

(c)	Concentration of sales -

In 2019, the 100% of Dore sales was performed to Royal Bank of Canada consigned to Argor Hereaus (Switzerland) and no copper concentrate sales performed during the period. As of December 31, 2018, 79% to Switzerland (Scotia Mocatta consigned to Valcambi 52% and Royal Bank of Canada consigned to Argor Hereaus 27%) and 21% to United States of America (Dore across Scotia Mocatta consigned by Asahi 20% and Copper Concentrate to MCC Non Ferrous Trading 0.1%). Related to Copper Concentrate as of December 31, 2019 and 2018, 100% of accounts receivables are related to MCC Non Ferrous Trading.

The Company's sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have long-term sales contracts with the Company for the supply of the production from the Company’s mines.

17.	Costs applicable to sales

This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and in-process	341,213	345,489	446,503
Beginning balance of provision for net realizable value, note 8(b)	(89,127)	(62,540)	(84,374)
Royalties to related parties, note 1(a) and note 22	22,297	20,385	20,739
Mining royalties to the government	9,255	2,875	4,990
Consumption of supplies	200,036	215,863	240,881
Personnel expenses	72,325	82,645	99,702
Other services	41,120	43,671	66,408
Maintenance	26,645	22,585	24,033
Power	23,619	24,203	23,565
Depreciation and amortization	144,862	156,212	87,783
Workers' profit sharing	12,804	3,837	1,242
Provision of closure mines, note 12(b)	142,129	16,285	124,124
Ending balance of provision for net realizable value, note 8(b)	47,925	89,127	62,540
Ending balance of finished goods and in-process	(302,382)	(341,213)	(345,489)

	692,721	619,424	772,647

For the years ended December 31, 2019, 2018 and 2017, the cost of inventories recognized in cost of sales was US$326,790, US$327,459 and US$456,647, respectively.

Notes to the consolidated financial statements (continued)

18.	Operating expenses, net

This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Exploration and advanced projects	33,669	62,643	51,694
Severance program	2,210	8,678	9,419
Cost of sales from the sale of fixed assets	2,092	5,445	1,632
Tax fine	2,019	3,954	-
Write-off of fixed assets	1,204	-	1,368
Revenue from sale of fixed assets	(8,088)	(4,821)	(2,235)
Others, net	2,881	256	1,636
	35,987	76,155	63,514

19.	Administrative expenses

This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Management expenses	1,341	1,317	3,395
Other	403	1,466	1,365

	1,744	2,783	4,760

20.	Finance costs

This caption is made up as follows:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Unwinding of the discount of the provision for mining closure, note 12(b)	36,709	36,015	21,769
Interests on tax contingency and others, see note 24	16,938	161	128
Commissions of guarantee letters	2,485	2,113	1,869
Unwinding of debt instruments, note 13	1,497	735	-
	57,629	39,024	23,766

Notes to the consolidated financial statements (continued)

21.	Commitments and contingencies

Unitization of properties -

In December 2000, as a result of the unitization plan carried out by the Partners, the Company signed several asset transfer and mining lease agreements with related entities. The main conditions are:

-	The Company must pay to Chaupiloma, 3% of the quarterly net sales, according to the lease agreement. The mining rights subject to this 3% royalty are those identified in the lease agreement as part of the “Area of Influence of Chaupiloma”. Some of these mining rights are in exploitation and the rest of them in exploration.

-	The Company must pay to Los Tapados S.A., 3% of the quarterly net sales proceeds of mineral extracted from the transferred and leased concessions of Los Tapados S.A. The transferred and leased concessions of Los Tapados S.A. are also subject to a previously existing royalty on the minerals. These mining rights are in exploitation and others inactive.

Legal proceedings -

Conga project Constitutional claim -

On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against the Ministry of Energy and Mines and Yanacocha requesting the Court to order the suspension of the Conga project as well as to declare not applicable the October 27, 2010, directorial resolution approving the Conga project Environmental Impact Assessment (“EIA”). On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds finding that: (i) plaintiffs had not exhausted previous administrative proceedings; (ii) the directorial resolution approving the Conga EIA is valid, and was not challenged when issued in the administrative proceedings; (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment and; (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proofs presented by the plaintiff. Yanacocha has answered the claim. Neither the Company nor Yanacocha can reasonably predict the outcome of this litigation.

The Company has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

Notes to the consolidated financial statements (continued)

Environmental -

The Peruvian government agency responsible for environmental evaluation and inspection, Organismo Evaluacion y Fiscalizacion Ambiental (“OEFA”), conducts periodic reviews of the Yanacocha site. In 2011 to 2019, OEFA issued notices of alleged violations of OEFA standards to Yanacocha and Conga relating to past inspections. OEFA has resolved some alleged violations with minimal or no findings. In 2015 and 2016, the water authority of Cajamarca issued notices of alleged regulatory violations, and resolved some allegations in 2017 with no findings. The experience with OEFA and the water authority is that in the case of a finding of violation, remedial action is often the outcome rather than a significant fine. The alleged OEFA violations currently range from zero to 17,642 units and the water authority alleged violations range from zero to 10 units, with each unit having a potential fine equivalent to approximately 1,260 dollars based on current exchange rates with a total potential fine amount for outstanding matters of (US$0 to US$22,200). Yanacocha and Conga are responding to all notices of alleged violations, but cannot reasonably predict the outcome of the agency allegations.

The Company has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

Open tax procedures -

The Tax Authority has the right to examine, and, if necessary, amend the Company’s income tax provision for the last four years. The Company’s income tax filings for the years 2014 through 2017 are open to examination by the tax authorities. For value added tax, the periods open for examination are the years 2015 through 2018. To date, National Tax Supervisor “SUNAT” has concluded its review of the Company’s tax exams through the year 2013. For years 2003 and 2009, the Company is in the claim and appeal process.

In the Company Management’s and legal advisors’ opinion, there are sound legal grounds to sustain the Company’s tax positions; as a result, Management expects to obtain favorable results on these processes and any additional tax assessment would not be significant to the consolidated financial statements.

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

Tax contingencies -

Withholding income tax for fiscal years 2002 and 2003 -

The Tax Administration challenged the withholding tax rate applied on the technical assistance services provided by a non-resident supplier. The services were executed in Peru and also abroad; however, the Company was not able to prove that during the tax audit. Based on that, the Tax Administration considers that the services were wholly executed in Peru; therefore, the withholding tax rate should be 30% instead of 12%.  Currently there is no contingency in this regard. The tax liability has been paid by the Company.

Notes to the consolidated financial statements (continued)

Tax Dispute related to the amortization of the contractual rights –

In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the tax court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the tax court in favor of Yanacocha. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge was selected to issue a decision and the parties conducted oral arguments in April 2019. In early February 2020, the additional judge ruled in favor of the tax authority, finalizing a decision of the Peru Supreme Court against Yanacocha, see note 24. Yanacocha will file an action objecting to the fines and interest associated with the underlying decision of the Peru Supreme Court. The potential outstanding liability in this matter amounts up to US$61 million. It is not possible to fully predict the outcome of this litigation.

Letters of Guarantee -

The Company has signed Letters of Guarantee with various financial institutions in accordance with the Mine Closure Regulation approved by Supreme Decree No. 033-2005 of the Ministry of Energy and Mines. The table below sets out the outstanding signed commitments at year ends by financial institution.

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Scotiabank	253,317	235,000	190,000
Pacífico Surich	200,000	-	-
La Positiva	70,000	-	-
Rimac (Travelers)	60,000	-	-
Banco de Credito del Peru (a)	-	114,251	123,729
BBVA Continental	-	190,000	190,000

	583,317	539,251	503,729

(a)	Letters of guarantee of Banco de Credito del Peru include US$6,321 related to San Jose Reservoir Trust in 2017. In 2019 and 2018 letters of guarantee were not required.

Notes to the consolidated financial statements (continued)

Letters of guarantee shall come into force if the Company fails to execute in whole or in part the mine closure plan.

22.	Transactions with related parties

(a)	The main transactions carried out by the Company with its related parties in the years 2019, 2018 and 2017 were:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)
Royalties accrued:
Affiliates:
S.M.R.L. Chaupiloma Dos de Cajamarca, note 17 and 1(a)	22,297	20,385	20,739
Services rendered by:
Affiliates:
Newmont Peru S.R.L. (management services) (b)	10,729	12,837	8,985
Newmont International Services	10,822	5,181	281
Newmont USA Limited	4,118	5,381	5,607

(b)	Management services including key personnel are provided by a related party.

(c)	As a result of the transactions indicated in the paragraph (a), the Company had the following accounts receivable and payable from and (or) to affiliates:

	2019	2018
	US$(000)	US$(000)
Balance receivable from related parties, note 6
Newmont International Services Limited	168	194
Newmont USA Limited	144	207
Suriname Gold Company	135	-
NVL, USA Limited, Delaware	102	321
Newmont Peru S.R.L.	26	22
Newmont Global Employment Limited	20	22
Suriname Gold Company LLC	-	18
Newmont USA Limited – Carlin	-	10
Others	3	-
	598	794
Balance payable for related parties, note 11
S.M.R Chaupiloma Dos de Cajamarca	4,863	5,461
Newmont International Service Limited	3,297	2,059
Newmont Peru S.R.L.	1,101	1,460
Newmont Technologies Limited.	1,042	634
Newmont USA Limited.	1,034	1,067
Newmont US Carlin Limited	3	163
Others	86	2
	11,426	10,846

AII the balances above are of current maturity, have no specific guarantees and are not interest bearing.

Notes to the consolidated financial statements (continued)

For the years ended December 31, 2019, 2018 and 2017, there is no allowance for expected credit losses related to related parties accounts.

23.	Financial - risk management objectives and policies

The Company's operations are exposed to certain financial risks: some market risks (foreign exchange risk, interest rate risk and price risk, credit risk and liquidity risk). The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The most important aspects in risk management are the following:

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

(iv)	Price risk -

The Company's financial instruments exposed to price risk are limited to its trade accounts receivable (exposed to gold price) and its available-for-sale financial assets, none of which show a material balance at the end of year, therefore no significant impact on the consolidated financial statements has arisen due to changes in their price that would need to be disclosed.

(b)	Credit risk -

The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in Canada and operate in largely independent markets. The Company's products (refined golddore) are negotiated in international markets being subject to the global demand, as a result it does not concentrate risks related to limited number of clients. The Company counts with counterparties with high credit-rating, and have not had any significant default event arising from risk concentration.

Notes to the consolidated financial statements (continued)

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

Set out below is the information about the credit risk exposure on the Company’s trade and other receivables:

		Days past due			Total US$(000)
	Current US$(000)	< 30 days US$(000)	30 – 90 days US$(000)	> 90 days US$(000)

As of December 31, 2019
Trade receivables	-	5,047	7,976	1,993	15,016
Total		5,047	7,976	1,993	15,016
As of December 31, 2018
Trade receivables	3,870	564	81	24,563	29,078
Total	3,870	564	81	24,563	29,078

(c)	Liquidity risk -

Management administrates its exposure to liquidity risk through financing from internal operations, Company's partners and maintaining good relationships with local and foreign banks in order to maintain adequate levels of credit available. The Company currently has no existing bank lines of credit.

The following table represents the analysis of the Company's financial liabilities, considering the remaining period to reach such maturity as of the consolidated statement of financial position date (see notes 11 and 12):

	2019	2018
	Less than 1 year	Less than 1 year
	US$(000)	US$(000)

Trade accounts payable	45,671	48,847
Accounts payable to related parties	11,426	10,846
Lease liabilities	290	-
	57,387	59,693

Notes to the consolidated financial statements (continued)

(d)	Capital risk management -

The Company's objectives for managing capital are to safeguard the Company's ability to continue as a going concern in order to provide expected returns for partners and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to meet the changing economic market conditions. The Company's policy is to fund all projects of short and long term with their own operating resources. To maintain or adjust the capital structure, the Company may change the policy of paying dividends to shareholders, return capital to shareholders or issue new shares. No formal dividend policy exists.

(e)	Fair value measurement -

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assets that are measured at fair value on a recurring basis (at least annually) correspond to the San José Reservoir Trust assets and the accounts receivable from the sales of copper and silver concentrate subject to provisional pricing.

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

There were no transfers between Level 1and Level 2 during 2019.

The Company's impairment loss is valued using valuation techniques to determine the WACC rate. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates as such is classified within Level 2 of the fair value hierarchy.

Notes to the consolidated financial statements (continued)

 Carrying value versus fair value

Set out below is a comparison of the carrying amount and fair value of the Company’s financial instruments, other than those which carrying amounts are reasonable approximation of fair value:

	Carrying amount		Fair value
	2019	2018	2019	2018
	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets:
Cash and cash equivalents	818,503	723,208	818,503	723,208
Trade and other receivables, net	15,016	29,078	15,016	29,078
Restricted cash	48,617	48,127	50,353	48,601
Financial assets at fair value	23,648	23,290	23,648	23,290
	905,784	823,703	907,520	824,177

	Carrying amount		Fair value
	2019	2018	2019	2018
	US$(000)	US$(000)	US$(000)	US$(000)

Financial liabilities:
Trade and other payables	76,484	83,464	76,484	83,464
Provisions and other accruals	596	-	596	-
Debt instrument	43,927	42,430	43,927	42,430
	121,007	125,894	121,007	125,894

Management assessed that the fair values of cash and short-term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to short-term maturities of these instruments. Trade receivables subject to provisional pricing are already carried at fair value.

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

Under IFRS, the Company estimates the recoverable amount of an asset whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Impairment loss previously recorded is reversible in subsequent periods under certain conditions.

Under IFRS, the Company recorded in 2013 and 2016 an impairment loss related to its Conga and Yanacocha CGU for US$1,126 million and US$1,342 million, respectively. In 2019, 2018 and 2017, the Company did not recognize any impairment loss.

Notes to the consolidated financial statements (continued)

Under US GAAP, the Company used undiscounted cash flows to perform an impairment evaluation. In 2019, 2018 and 2017, no impairment indicators were identified for its Yanacocha and Conga CGU. In 2016, the Company recorded an impairment loss related to its Yanacocha CGU for US$ 933.2 million.

For reconciling the net income/loss and net equity from US GAAP to IFRS, the Company eliminates the higher depreciation recorded under US GAAP corresponding to the impaired assets under IFRS.

(b)	Stripping activity asset -

Under IFRS, the stripping costs in the production phase of a surface mine are accounted according to the accounting principles disclosed in note 2, consequently the stripping activity asset is capitalized as stripping activity asset and has an impact in the depreciation expense.

Under U.S. GAAP, the costs of clearing removal (stripping cost of production) incurred during the production stage are recorded as part of the production cost of inventories, accordingly, such costs are recorded on the income statement at an earlier time than IFRS.

(c)	Reclamation and mine closure –

Under IFRS, the liability is measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability), see note 2.4(k).

Under IFRS, the Company updates the discount rate used to discount its liability at the closing date, this change in the discount rate has an impact (increase/decrease) in the asset retirement cost and reclamation liability.

Under US GAAP, upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

Under US GAAP, there are no requirements of update the discount rate.

(d)	Inventories -

Under IFRS, the cost of inventory mainly includes a lower depreciation as a result of the reduced value of property, plant and equipment due to the impairments recorded in prior years, the impact of the stripping activity asset and workers' profit sharing.

Under US GAAP, the cost of inventory is affected by a different depreciation since the impairment recognized under US GAAP is different than the one recognized under IFRS. According to US GAAP, the workers' profit sharing is excluded of the inventory costing.

(e)	Contingencies -

Under IFRS, a provision is recognized when:

●	An entity has a present obligation (legal or constructive) as a result of a past event.

●	It is probable that an outflow of resources will be required to settle the obligation.

●	A reliable estimate of the obligation can be made.

Notes to the consolidated financial statements (continued)

For the purposes of IAS 37, “probable” is defined as more likely than not and refers to a probability of greater than 50%.

Under US GAAP, a loss contingency is recognized if both of the following conditions are met: It is probable (likely to occur) that an asset had been impaired or a liability has been incurred. The amount of loss can be reasonably estimated. The meaning of “probable” under ASC 450 is “the future event or events are likely to occur” (generally interpreted as between 70%-80%).

(f)	Debt instruments -

Under IFRS, the shares held by Sumitomo (see note 13) meet the definition of a compound instrument according to IAS 32. As a result, it is classified as a liability (with a portion recorded to equity) until the option expires, in which case it will be required to be classified it as equity. There is no gain or loss on conversion at maturity. In the case the option is executed, both the liability and the equity would be reversed with a credit to cash.

Under USGAAP, the shares held by Sumitomo are classified as temporary equity – contingently redeemable non-controlling interest (“CRNCI”) according ASC 480-10-S99-3A; as a long as the option is not expired or it is exercised the CRNCI is recorded at fair value of inception which was determined to be equal to the purchase price.

(g)	Subsequent events -

Under IFRS, the settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period is an adjusting event after the reporting period.

During 2019, the Company recognized a liability in tax payable, interest and fines for US$ 29 million related to a court case in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, including the amount of the income tax to pay and the additional penalties and interests. See Note 21.

Under USGAAP, a change in facts after the reporting date but before the financial statements are issued or are available in relation to a tax position which is effectively settled through litigat ion shall be recognized in the period in which the change in facts occurs, therefore the Company recognized the tax claim in the first quarter of 2020.

(h)	Deferred income tax -

The differences between US GAAP and IFRS are re-measurements that lead to different temporary differences. The Company has to account for such differences.

As the Company does not recognize deferred income tax assets, there is no differences to reconcile.

(i)	Deferred workers’ profit sharing -

Under IFRS, the worker’s profit sharing is calculated based on the Company’s taxable income and is recorded as an employee benefit (cost of production or administrative expenses, depending on the function of the workers).

Under US GAAP, the workers’ profit sharing is treated in a similar way as income tax since both are calculated based on the Company’s taxable income. Therefore, the Company calculates a deferred workers’ profit sharing resulting from the taxable and deductible and deductible temporary differences.

Notes to the consolidated financial statements (continued)

As the Company does not recognize deferred workers’ profit sharing assets in USGAAP, there is no differences to reconcile.

25.	Reconciliation between net income and Partners' Equity determined under IFRS and U.S. GAAP

The following is a summary of the adjustment to net income for the years ended December 31, 2019, 2018 and 2017, and to partners' equity as of December 31, 2019, 2018 and 2017 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Income (loss) under U.S. GAAP	3,316	(69,068)	(131,243)
Items increasing (decreasing) reported net profit:
Reversal of depreciation of assets impaired under IFRS, note 24(a)	205,653	320,424	294,454
Reversal of depreciation of assets impaired under USGAAP, note 24(a)	(204,276)	(254,006)	(237,906)
Stripping activity asset, note 24(b)	(7,533)	(18,227)	(6,360)
Reclamation and mine closure, note 24(c)	(54,873)	20,537	(76,963)
Asset retirement costs, note 24(c)	(14,504)	(89,280)	(35,911)
Inventories, note 24(d)	7,740	10,217	17,169
Contingencies, note 24(e)		(1,228)	-
Debt instrument interest, note 24(f)	(1,497)	(735)	-
Recognition of account receivable to tax authority	-	-	2,405
Interest regarding tax claim, note 24(g)	(16,839)	-	-
Income tax payable, including fines, note 24(g)	(12,168)	-	-
Others	(276)	(151)	(1,099)
	(98,573)	(12,449)	(44,211)
Loss under IFRS	(95,257)	(81,517)	(175,454)

Contingencies, note 24(e)	(1,228)	(1228)	-
Income tax payable contingency, including fines note 24(g)	(12,168)	-	-
Interest regarding tax claim, note 24(g)	(16,939)	-	-
Others	(3,072)	(2,776)	(2,624)
	(1,176,679)	(1,078,077)	(1,023,932)
Partners' equity under IFRS	489,712	583,723	659,115

Notes to the consolidated financial statements (continued)

	2019	2018	2017(i)
	US$(000)	US$(000)	US$(000)

Partners' equity under U.S. GAAP	1,666,362	1,661,800	1,683,047
Items increasing (decreasing) reported Partners' equity:
Impairment loss for IFRS, note 24(a)	(2,469,188)	(2,469,188)	(2,469,188)
Reversal of depreciation of assets impaired under IFRS, note 24(a)	1,200,337	994,684	674,260
Elimination of impairment loss recorded under U.S. GAAP, note 24(a)	933,200	933,200	933,200
Reversal of depreciation of assets impaired under U.S. GAAP note 24(a)	(696,188)	(491,912)	(237,906)
Stripping activity asset, note 24(b)	3,729	15,773	34,000
Asset retirement cost, note 24(c)	59,160	1,026	84,671
Reclamation and mine closure, note 24(c)	(139,834)	(12,323)	(27,225)
Inventories, note 24(d)	4,837	(2,903)	(13,120)
Debt instruments, note 24(f)	(43,927)	(42,430)	-
Contingencies, note 24(e)	(1,228)	(1,228)	-
Income tax payable contingency, including fines note 24(g)	(12,168)	-	-
Interest regarding tax claim, note 24(g)	(16,839)	-	-
Others	1,459	(2,776)	(2,624)
	(1,176,650)	(1,078,077)	(1,023,932)
Partners' equity under IFRS	489,712	583,723	659,115

Contingencies, note 24(e)	(1,228)	(1,228)	-
Income tax payable contingency, including fines note 24(g)	(12,168)	-	-
Interest regarding tax claim, note 24(g)	(16,839)	-	-
Others	(3,072)	(2,776)	(2,624)
	(1,176,679)	(1,078,077)	(1,023,932)
Partners' equity under IFRS	489,712	583,723	659,115

26.	New USGAAP Accounting Pronouncements

Recently Issued Accounting Pronouncements -

Leases –

In February 2016, Accounting Standard Update - “ASU” No. 2016-02 was issued related to leases. This new guidance modifies the classification criteria and requires leases to recognize the assets and liabilities arising from most leases on the balance sheet. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018 and early adoption is permitted. The Company adopted this standard on 1 January 2019, no differences were noted to IFRS.

In June 2016, Financial Accounting Standards Board- “FASB” issued an ASU that changes the impairment model for most financial assets and certain other instruments, and will also require expanded disclosures. Under the expected credit loss (CECL) model, entities will be required to recognize an estimate of credit losses expected to occur over the remaining life of the financial assets, including estimating future economic conditions and the effect those conditions have on expected credit losses.

In August 2018, FASB issued an ASU that aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with those for capitalizing implementation costs incurred to develop or obtain internal use software. For public entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. This ASU must be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently evaluating the impact this ASU will have on its financial statements.

In August 2018, FASB issued an ASU makes minor changes to the disclosure requirements for employers that sponsor defined benefit pension and/or other postretirement benefit plans. For public entities, this ASU is effective for fiscal years ending after December 15, 2020, with early adoption permitted. This ASU must be applied on a retrospective basis to all periods presented. The Company is currently evaluating the impact this ASU will have on its financial statements.

In December 2019, FASB issued an ASU that simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. For public entities, this ASU is effective for fiscal years ending after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted, including adoption in an interim period. This ASU must be applied on a retrospective basis to all periods presented. The Company is currently evaluating the impact this ASU will have on its financial statements.

Notes to the consolidated financial statements (continued)

27.	Subsequent Event

In early February 2020, the Peru Supreme Court issued its conclusion, whereby the Company received notification of an unfavorable result in the Tax Dispute related to the amortization of contractual rights, see note 21 Tax Contingencies, “Tax Dispute related to the amortization of contractual rights” for which it recorded a liability in tax payable for US$8 million and in addition recorded interest and fines for US$16.8 and US$4 million; respectively, in the consolidated financial statements as of December 31, 2019, see notes 15(f) and note 20.

Subsequent to December 31, 2019, the COVID-19 outbreak has had a material impact on the global economy, the scale and duration of which remain uncertain. Depending on the length of time and extent of the impact which could include potential mine closures, gold price volatility or supply chain disruption, this could materially impact the Company results of operations, cash flows and financial condition.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2019, 2018 and 2017 together with the Report of Independent Registered Public Accounting Firm

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2019, 2018 and 2017 together with the Report of Independent Registered Public Accounting Firm

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Sociedad Minera Cerro Verde S.A.A., (the Company) as of December 31, 2019 and 2018, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 24 and 25 to the financial statements).

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

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Katherine Villanueva
We have served as the Company’s auditor since 2007.
Lima, Peru
April 9, 2020

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2019 and 2018

	Note	2019	2018
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	2(d),3	481,491	501,182
Trade accounts receivable, net		1,887	1,715
Other accounts receivable, net	2(d)	6,529	5,765
Trade accounts receivable - Related parties	2(d),4,22	453,070	413,351
Other non-financial assets	6	105,680	57,575
Inventories, net	2(f),5	552,197	457,074
Prepayments		14,074	18,418
Total current assets		1,614,928	1,455,080
Non - current assets
Property, plant and equipment, net	2(g),7	5,690,851	5,602,902
Inventories	2(f),5	255,123	286,375
Intangible assets, net	2(h)	9,337	10,289
Other non-financial assets	6	239,185	200,066
Total non-current assets		6,194,496	6,099,632
Total assets		7,809,424	7,554,712
Liabilities and equity, net
Current liabilities
Other financial liabilities	2(e),10	8,855	-
Trade accounts payable	2(e),8	224,920	231,136
Income tax payable	13(b)	13,505	12,424
Provision related to benefits to employees	2(m)	34,249	42,569
Other accounts payable	2(e),9	99,380	101,254
Accounts payable - Related parties	2(e),4	4,014	6,014
Other provisions	2(j),11	35,863	15,357
Total current liabilities		420,786	408,754
Non - current liabilities
Other financial liabilities	2(e),10	902,820	1,022,810
Accounts payable - Related parties	2(e),4	10,074	8,860
Other accounts payable	2(e),9	362,464	215,070
Provision related to benefits to employees	2(m)	32,509	32,509
Other provisions	2(j),11	278,419	342,331
Deferred income tax liability, net	2(l),13(g)	369,789	228,248
Income tax liabilities	13(b)	83,314	187,258
Total non-current liabilities		2,039,389	2,037,086
Total liabilities		2,460,175	2,445,840
Shareholders’ equity
Capital stock	12	990,659	990,659
Other capital reserves	12	198,132	198,132
Retained earnings		4,160,458	3,920,081
Total shareholders’ equity		5,349,249	5,108,872

Total liabilities and shareholders’ equity		7,809,424	7,554,712

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		US$(000)	US$(000)	US$(000)

Sales	14	2,890,066	3,054,026	3,202,931
Cost of sales	15	(1,954,749)	(2,010,972)	(1,768,238)
Gross Margin		935,317	1,043,054	1,434,693

Operating expenses
Selling expenses	16	(109,483)	(137,008)	(141,669)
Other operating expenses	17	(38,116)	(68,683)	(258,826)
Other operating income		680	-	-
		(146,919)	(205,691)	(400,495)
Operating Profit		788,398	837,363	1,034,198

Financial income	19	10,356	28,089	5,350
Financial expenses	18	(115,877)	(426,733)	(216,912)
Exchange differences, net		5,574	6,161	13,288
		(99,947)	(392,483)	(198,274)

Profit before income tax		688,451	444,880	835,924

Income tax expense	13(b)	(298,074)	(325,170)	(486,043)

Net profit for the year		390,377	119,710	349,881

Basic and diluted profit per share	20	1.115	0.342	1.000

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

	Note	Capital stock	Other capital reserves	Retained earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2017		990,659	198,132	3,650,490	4,839,281

Net profit for the year		-	-	349,881	349,881

Balance as of December 31, 2017	12	990,659	198,132	4,000,371	5,189,162

Cash dividends declared		-	-	(200,000)	(200,000)
Net profit for the year		-	-	119,710	119,710

Balance as of December 31, 2018	12	990,659	198,132	3,920,081	5,108,872

Cash dividends declared		-	-	(150,000)	(150,000)
Net profit for the year		-	-	390,377	390,377

Balance as of December 31, 2019	12	990,659	198,132	4,160,458	5,349,249

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		US$(000)	US$(000)	US$(000)

Operating activities
Net profit for the year	20	390,377	119,710	349,881
Adjustments to reconcile net profit for the year with the cash provided from operating activities for:
Income tax expense	13	317,205	366,998	486,043
Nonmonetary adjustments
Depreciation and amortization	15	535,000	512,298	456,467
Accretion on remediation and mine closure provision	11	4,048	4,322	4,595
Net loss on sale of property, plant and equipment		279	964	185
Mining royalty dispute - charges	13	66,122	379,282	348,560
Mining royalty dispute - payments		(186,953)	(56,186)	(52,787)
Net changes in assets and liabilities
Trade accounts receivable		(39,300)	67,475	(38,922)
Other accounts receivable		3,535	1,954	(5,776)
Inventories	5	(63,871)	(49,371)	32,101
Other non-financial assets		(38,741)	(76,186)	226,969
Trade accounts payable		4,503	29,419	(13,663)
Other accounts payable		37,150	48,130	49,915
Provisions related to benefits to employees		(8,276)	(50,440)	33,258
Other provisions		52,559	(11,561)	70,648
Interest paid (not included in the financing activities)		(37,226)	(47,442)	(50,510)
Income tax		(216,369)	(430,810)	(282,273)
Net cash and cash equivalents provided by operating activities		820,042	808,556	1,614,691

Statements of cash flows (continued)

	Note	2019	2018	2017
		US$(000)	US$(000)	US$(000)

Investing activities
Sales of property, plant and equipment		1,243	109	37
Purchases of property, plant and equipment	7,8	(283,459)	(280,183)	(152,769)
Stripping activity asset		(197,038)	(177,327)	(153,623)
Net cash and cash equivalents used in investing activities		(479,254)	(457,401)	(306,355)

Financing activities
Payments of loans	10(b)	(200,000)	(250,000)	(353,333)
Dividends	12(c)	(150,000)	(200,000)	-
Payments of leasing	10(a)	(10,479)	-	(161)
Proceeds from loans		-	-	233,333
Payments of shareholders loans		-	-	(606,014)
Debt issuance costs		-	-	(12,085)
Net cash and cash equivalents used in financing activities		(360,479)	(450,000)	(738,260)

Net (decrease) increase in cash and cash equivalents		(19,691)	(98,845)	570,076
Cash and cash equivalents at beginning of year		501,182	600,027	29,951

Cash and cash equivalents at the end of the year	3	481,491	501,182	600,027

Transactions with no effects in cash flows:
Provision for remediation and mine closure	11(b)	41,130	(32,017)	(3,710)

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2019, 2018 and 2017

1.	Identification and business activity

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (the Company) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company’s shares began being listed on the Lima Stock Exchange on November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport Minerals Corporation (FMC), a wholly owned subsidiary of Freeport-McMoRan Inc. (Freeport), owns 53.56% of the voting shares of the Company. SMM Cerro Verde Netherlands B.V. (SMM Cerro Verde), a subsidiary of Sumitomo Metal Mining Company Ltd. (Sumitomo), owns 21.00%, Compañía de Minas Buenaventura S.A.A. (Buenaventura) owns 19.58%, and other stakeholders own the remaining 5.86%.

The Company’s legal address is Jacinto Ibañez Street N°315 - Parque Industrial, Arequipa in the city of Arequipa and the ore deposit is located 20 miles southwest of that city (Asiento Minero Cerro Verde S/N Uchumayo – Arequipa).

(b)	Business activity -

The Company’s activities are regulated by the Peruvian General Mining Law and comprise the extraction, production and sale of copper cathodes, copper concentrate and molybdenum concentrate.

Cerro Verde’s operation consists of an open-pit copper mine, with a processing capacity of 548,500 metric ton-per-day that includes (i) concentrator facilities with a 409,500 metric ton-per-day capacity (361,500 metric ton-per-day before the expansion approved by the Ministry of Energy and Mines during 2018), (ii) solution extraction and electrowinning (SX/EW) leaching facilities with leach copper production derived from a 39,000 metric ton-per-day crushed leach facility and (iii) a run-of-mine (ROM) leach system with a capacity of 100,000 metric ton-per-day. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year. The leaching and flotation process carried out at these plants are part of the benefit concession “Planta de Beneficio Cerro Verde.”

(c)	Financial statements approval -

The financial statements for the year ended December 31, 2019, were approved by Company’s Management on April 9, 2020 and the subsequent events have been considered through those dates.

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

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States dollars (US$) and include the years ended December 31, 2019, 2018 and 2017. Unless otherwise indicated, all values have been rounded to the nearest thousand.

(b)	Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2019 and 2018, and the amounts of reported revenues and expenses for the years ended December 31, 2019, 2018 and 2017.

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

The Company incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. Production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The former are included as part of the costs of inventory, while the latter are capitalized as a stripping activity asset, as part of the “Property, plant and equipment” caption, where certain criteria are met.

Notes to the Financial Statements (continue)

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

(iii)	Provision for remediation and mine closure -

The Company assesses its provision for remediation and mine closure quarterly. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, interest rates and inflation rates. As discussed in note 2(j), estimated changes in the fair value of the provision for remediation and mine closure or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment.”

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

Notes to the Financial Statements (continue)

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

Management has determined that the Company’s operations consist of one cash generating unit. The Company’s operations are evaluated at least annually in order to determine if there are impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the higher of: (i) the fair value less costs of disposal or (ii) the value in use. These assessments require the use of estimates and assumptions, including long-term commodity prices, discount rates, operating costs, and others.

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

The financial statements are presented in United States (US) dollars, which is also the Company’s functional currency.

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

Gains and losses as a result of the difference in the exchange rate when currency items are liquidated or when converting currency items at exchange rates that are different from those used for their initial recognition are recognized in the statement of comprehensive income of the period.

Notes to the Financial Statements (continue)

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrators. The published exchange rates were S/3.311 for US$1 for buying and S/3.317 for US$1 for selling as of December 31, 2019, and S/3.369 for US$1 buying and S/3.379 for US$1 for selling as of December 31, 2018. These rates have been applied to the appropriate asset and liability accounts.

(d)	Financial assets –

Initial recognition and measurement -

At initial recognition, financial assets are classified and measured at either amortized cost, or fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company´s business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15, “Revenue from Contracts with Costumers.”

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date.

Cash and cash equivalents -

Cash and cash equivalents are financial assets that may be liquidated immediately, such as bank checking accounts, and other liquid investments with original maturities of three months or less.

Accounts Receivables -

The Company’s receivables include current and long-term trade and other accounts receivable. These receivables are stated at their transaction value, net of an allowance for expected credit lose. Trade accounts receivable are generated primarily from the Company’s concentrate and cathode sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified in two categories:

-	Financial assets at amortized cost (debt instruments).
-	Financial assets at fair value through profit or loss.

Notes to the Financial Statements (continue)

Financial assets at amortized cost (debt instruments) -

This category is the most relevant to the Company. The Company measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment. Gains and losses are recognized in the statements of comprehensive income when the asset is derecognized, modified or impaired.

This category generally applies to trade and other receivables, net.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in the statements of comprehensive income.

Embedded derivatives -

Copper Sales -

The Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month based on quoted London Metal Exchange (LME) monthly average prices. The Company receives market prices based on prices in the specified future month, which results in price fluctuations recorded through revenues until the date of settlement. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative that is required to be separated from the main contract. The Company’s embedded derivatives from sales are measured at fair value (based on LME spot copper prices) and presented as gains/losses on provisionally priced trade receivables.

Notes to the Financial Statements (continue)

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

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired; or
-	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset or, (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Impairment of financial assets -

The Company recognizes an allowance for expected credit losses for all debt instruments not held at fair value through profit or loss. Expected credit losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Expected credit losses are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, expected credit losses are provided for credit losses that result from default events that are possible within the next 12-months (12-month expected credit losses). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime expected credit losses).

Notes to the Financial Statements (continue)

For trade receivables and contract assets, the Company applies a simplified approach in calculating expected credit losses. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on the financial asset’s lifetime expected credit losses at each reporting date.

The Company considers a financial asset in default when contractual payments are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(e)	Financial liabilities -

All financial liabilities are recognized initially at fair value and in the case of accounts payable and other financial liabilities, net of directly attributable transaction costs. The Company´s financial liabilities include loans, trade and other accounts payables and other financial liabilities.

Loans -

Loans are initially recognized at their fair value, net of directly attributable transaction costs. After initial recognition, loans are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statements of comprehensive income when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Amortization under the effective interest rate method is included as financial costs in the statements of comprehensive income.

Derecognition -

A financial liability is derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts are recognized in the statements of comprehensive income.

(f)	Inventories -

Inventories are stated at the lower of cost or net realizable value. Inventory of materials and supplies, as well as saleable products and in-process inventory are determined using the weighted-average cost method. The cost of finished goods and in-process inventory (i.e., stockpiles) includes labor and benefits, supplies, energy and other costs related to the mining and processing of minerals. Net realizable value is determined based on the estimated future sales price using on forward metal prices (for the period they are expected to be processed in), less estimated costs to complete production and bring the inventory to sale. The current portion of work-in-process is determined based on the amount the Company expects to process in the next twelve months. Inventories that are not expected to be processed in the next twelve months are classified as long-term inventories.

No adjustments to inventories were required for the years ended December 31,2019, 2018 and 2017.

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

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the obligation for mine closing and borrowing costs for qualifying assets.

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

Land is not depreciated. Depreciation of assets directly related to the useful life of the mine is calculated using the units-of-production (UOP) method based on the mine’s proven and probable copper reserves. Other assets are depreciated using the straight-line method based on the following estimated useful lives:

Years

Buildings and other constructions	Between 5 and 35
Machinery and equipment	Between 2 and 30
Transportation units	Between 5 and 7
Furniture and fixtures	Between 7 and 10
Other equipment	Between 3 and 25

Critical spare parts and other parts which are directly identified with machinery or equipment are included in property, plant and equipment, and the economic life assigned corresponds to the main asset with which they are identified.

An item of property, plant and equipment is retired at the time of its disposal or when no future economic benefits are expected from its use or subsequent disposition. Any gain or loss arising at the time of retirement is calculated as the difference between the proceeds from the sale and the book value of the asset and is included in the statements of comprehensive income in the period the asset is retired.

The residual value and useful economic lives of the Company’s property, plant and equipment are reviewed, and adjusted if appropriate, at each year end.

Impairment -

At each reporting date, the Company evaluates if there is any indication that an asset could be impaired. If such an indication exists, the Company estimates the recoverable amount of the asset. The recoverable amount of an asset is the greater of (i) its fair value less costs to sell or (ii) its value in use and is determined for the assets of the mine as a whole, since there are no assets that generate cash revenues independently.

Notes to the Financial Statements (continue)

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

The Company did not identify any indicators of impairment for the years ended December 31, 2019, and 2018.

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

Notes to the Financial Statements (continue)

Stripping cost -

In accordance with IFRIC 20, “Stripping Cost in the Production Phase of a Surface Mine,” stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment (see Note 7) if the stripping activity improves access to the ore body or enhances an existing asset. The stripping activity asset is subsequently amortized using the UOP method over the component of the ore body benefitted.

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

Mine closure provision -

The Company records a mine closure provision when a contractually or legally enforceable obligation arises. The Company estimates the present value of its future obligation for mine closure and increases the carrying amount of the related asset retirement cost (ARC), which is included in property, plant and equipment in the statements of financial position. Subsequently, the mine closure provision is accreted to full value over time and recognized as an interest cost considered in the initial fair value estimate. The related ARC is depreciated using the UOP method over the life of the mine.

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

The Company primarily sells copper concentrate and copper cathode in accordance with sales contracts entered into with its customers. Revenues from contracts with customers comprise the fair value of the sale of goods, net of related general sales taxes. Revenue from contracts with customers is recognized when control of goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. As such, the Company is the principal in its revenue contracts.

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Company consider that the only performance obligation is the delivery of the goods. In determining the transaction price for the sale of copper concentrates and copper cathode, the Company considers the effect of variable consideration and the existence of significant financing components.

Notes to the Financial Statements (continue)

Variable consideration -

If the consideration in the contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the quotation period.

Revenue is recognized at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the quotation period using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price.

The requirements in IFRS 15 on constraint estimates of variable consideration are also applied to determine the amount of variable consideration that can be included in the transaction price.

Significant financing components -

The Company receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good to the customer and when customer pays for that good will be one year or less.

The Company’s revenues are subject to OSINERGMIN (Organismo Supervisor de la Inversión en Energía y Minería) and OEFA (Organismo de Evaluación y Fiscalización Ambiental) royalties. The calculation for the OSINERGMIN royalty contribution is 0.13% of invoiced sales for the year 2019 (0.14% for the year 2018 and 0.15% for the year 2017), and the calculation for the OEFA contribution is 0.11% of invoiced sales for the year 2019 (0.11% for the year 2018 and 0.11% for the year 2017). Such royalties contributions are presented as a reduction of revenues (see Note 14).

Notes to the Financial Statements (continue)

(l)	Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The amount of current tax payable or receivable is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the years 2019, 2018 and 2017, the Company was subject to an income tax rate of 32% (see Note 13(b)).

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

The book value of deferred tax assets is reviewed at the end of each period and reduced to an amount that is more likely than not to be realized against taxable earnings. Deferred tax assets that are not recognized are reassessed each period and are recognized when it is more likely than not that those future taxable earnings will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to be applicable during the year when the assets are realized or the liabilities are liquidated, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the end of the period, and reflects uncertainty related to income taxes, if any. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset tax assets against tax liabilities and the deferred tax is related to the same entity and the same tax authority.

Mining Taxes -

On September 29, 2011, Law 29788 (which amended Law 28528) was enacted creating a new mining tax and royalty regime in Peru. Under the new regime, companies that did not have stability agreements were subject to the payment of royalties and a special mining tax. Cerro Verde believes its 1998 Stability Agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing those materials, and therefore, was not subject to the payment of royalties and a special mining tax until the 1998 Stability Agreement expired on December 31, 2013. See Note 13(d) for further discussion of developments resulting in the recognition of provisions for these disputed royalties and special mining taxes for prior years. Because the Company believes it was not subject to the payment of royalties and a special mining tax, Cerro Verde was subject to special mining burden (GEM) until the expiration of its 1998 Stability Agreement on December 31, 2013. Under the terms of its current 15-year stability agreement (see Note 13(a)), which became effective January 1, 2014, the Company is subject to mining royalties and a special mining tax for all of its mining production.

Supplementary Retirement Fund -

On July 9, 2011, Law 29741 was enacted and established a Mining, Metallurgical and Steel Supplementary Retirement Fund (SRF), which is a social security retirement fund for mining, metals and steel industry workers. Under the terms of its current 15-year stability agreement, the Company is subject to SRF, which is calculated as 0.5% of net taxable income.

Notes to the Financial Statements (continue)

(m)	Benefits to employees -

Salaries and wages, bonuses and vacations are calculated in accordance with IAS 19, "Employee Benefits" and current Peruvian legislation.

Worker’s profit sharing -

The Company recognizes worker’s profit sharing in accordance with IAS 19. Worker’s profit sharing is calculated in accordance with Peruvian laws (Legislative Decree No. 892), and the Company's worker’s profit sharing rate is 8% over the net taxable base of the current year. According to Peruvian law, the limit in the worker's profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit is transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (“FONDOEMPLEO”). The Company’s worker’s profit share is recognized as a liability in the statements of financial position and as an operating expense in the statements of comprehensive income.

(n)	Borrowing cost -

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as finance costs as part of the asset. A qualifying asset is one whose value is greater than US$ 1 million and requires at least 12 months to be ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds.

(o)	Fair value measurement -

The Company measures its embedded derivatives, at fair value, at each date presented in the statement of financial position.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to the Financial Statements (continue)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(p)	Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years 2019, 2018 and 2017, the Company did not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

(q)	Changes in accounting policies and disclosures –

IFRS 16, “Leases” -

IFRS 16 introduced a single, on-balance sheet accounting model for lessees and the Company adopted IFRS 16 on January 1, 2019. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments.

The Company has applied IFRS 16 using the modified retrospective approach, under which the comparative information presented for 2018 has not been restated and it is presented, as previously reported, under IAS 17, “Leases,” and related interpretation.

Definition of a lease -

Previously, the Company determined at contract inception whether a contract was or contained a lease under IFRIC 4, “Determining Whether an Arrangement Contains a Lease.” The Company now assesses whether a contract is, or contains, a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Notes to the Financial Statements (continue)

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which arrangements are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contract that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the considerations in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

As a lessee -

As a lessee, the Company previously classified leases as either operating and finance leases based on its assessments of whether a lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, all leases are classified as finance leases. The Company has elected the exemption for leases of low-value assets as well as the short-term lease exemption for all asset classes and does not report a lease liability or right-of-use asset for leases of low-value assets or leases with a term of 12 months or less.

The Company presents right-of-use assets in “property, plant and equipment,” the same line item as it presents underlying assets of the same nature that it owns. Leased right-of-use assets are presented in Note 7(b).

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.

Right-of-use asset -

The right-of use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairments losses, and adjusted for certain re-measurements of the lease liability.

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment.

Lease liability -

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company does not have any lease contracts in which the implicit rate is readily determinable and as such used its incremental borrowing rate in all lease calculations. The incremental borrowing rates were determined for each lease taking into consideration factors such as the lease term, the nature of the asset, credit risk and economic environment in which the asset was located.

The weighted average incremental borrowing rate at transition was 4.704% per annum.

Notes to the Financial Statements (continue)

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase option, termination option or extension option is reasonably certain to be exercised.

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018:

US$(000)

Operating lease commitments as of December 31, 2018 (undiscounted)	152,866
Exclude / deduct
Contracts that do not meet the revised definition of a lease	(25,851)
Committed leases not commenced at 1 January 2019	-
Effect of discounting	(31,287)

Discounted recognized lease liabilities as of January 1, 2019	95,728

Lease liabilities are presented in “other financial liabilities” (Note 10).

Lease term -

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee and that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of the lease liabilities and right-of-use assets recognized.

Also in relation to those leases under IFRS 16, the Company has recognized depreciation and interest costs which are presented in “cost of sales” (Note 15) and “financial expenses” (Note 18).

IFRIC Interpretation 23, “Uncertainty over Income Tax Treatment”-

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12, “Income Taxes.” It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
•	How an entity determines taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates.
•	How an entity considers changes in facts and circumstances.

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments.

Notes to the Financial Statements (continue)

The Company adopted IFRIC 23 on January 1, 2019, at that date the Company did not record any impact by IFRIC 23. A summary of the impact from the uncertain tax treatments recognized during 2019, is showed below:

2019
US$(000)

Increase in current tax assets	35,701
Increase in current tax liabilities	21,920
Increase in deferred tax liabilities	20,767
Increase in income taxes expense	6,986

During 2019, the Company recognized uncertain tax positions, particularly those relating to depreciation of fixed assets out of the scope of feasibility study, sales commissions with non-related companies and miscellaneous information technology services, based on new information obtained and assed since January 1, 2019.

Several other amendments and interpretations applied for the first time in 2019, but did not have an impact on the financial statements of the Company and, hence have not been disclosed. The Company has not early any standards, interpretations or amendments that have been issued but not yet effective.

(r)	Standards issued but not effective -

Following is a summary of improvements and amendments to IFRS that are not yet effective but will be applicable to the Company:

-	Amendments to IAS 1 and IAS 8: Definition of Material -

In October 2018, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” and IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments to the definition of material is not expected to have a significant impact on the Company’s financial statements.

3.	Cash and cash equivalents

This item is made up as follows:

	December 31, 2019	December 31, 2018
	US$(000)	US$(000)

Cash in banks	10,119	3,679
Cash equivalents (a)	471,372	497,503

	481,491	501,182

(a)	Cash equivalents as of December 31, 2019, includes short-term deposits with Scotiabank Peru of US$125.0 million, Citibank NY of US$85.1 million, Banco BBVA Peru of US$50.0 million and a portfolio of investments in highly marketable liquid investments (investments classified as “AAA” by Standard & Poor’s and Moody’s) of US$211.3 million, which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

Notes to the Financial Statements (continue)

4.	Related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31, 2019	December 31, 2018
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company
FMC (a)	401,211	409,688
Other related parties
Sumitomo (b)	10,760	12,918
Climax Molybdenum Marketing Corporation (c)	5,022	10,038
Embedded derivatives
Embedded derivatives (d)	36,077	(19,293)

Total accounts receivable from related parties	453,070	413,351

Classification by measurement
Accounts receivables from related parties (not subject to provisional pricing)	121,995	67,050
Accounts receivables from related parties (subject to provisional pricing)	294,998	365,594
Embedded derivatives (d)	36,077	(19,293)

	453,070	413,351

Accounts payable to related parties
Parent Company
FMC (e)	10,441	8,860
Other related parties
Freeport-McMoRan Sales Company Inc.	3,086	3,192
Minera Freeport-McMoRan South America Ltda	561	521
PT Freeport Indonesia	-	2,301
Total accounts payable to related parties	14,088	14,874
Less: accounts payable to related parties, long term	(10,074)	(8,860)

Total accounts payable, short term	4,014	6,014

(a)	Accounts receivable from FMC mainly correspond to sales of copper concentrate and copper cathode. The Company has a long-term agreement with FMC through which it has committed to sell between 70% and 80% of its annual copper concentrate production through December 31, 2021. Terms of the contracts are reviewed annually.

(b)	The Company has a long-term agreement with Sumitomo through which it has committed to sell 21% of its annual copper concentrates production through December 31, 2021. Terms of the contracts are reviewed annually.

(c)	The Company has a long-term agreement with Climax Molybdenum Marketing Corporation (a wholly owned subsidiary of FMC) through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on MWDO and under a delivery type known as CIF (cost, insurance and freight) through December 31, 2020.

(d)	Reflects the embedded derivative adjustment associated with accounts receivable from related parties (See Note 2(d) and 22).

(e)	Accounts payable to FMC is primarily related to stock option benefits (US$10.1 million as of December 31, 2019, and US$8.9 million as of December 31, 2018).

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.42% of total revenues for the year 2019 (0.38% for the year 2018). For the years 2019, 2018 and 2017, Freeport had granted stock option and/or restricted stock unit benefits to certain key management personnel, the amounts of which are not significant at those dates. As of December 31, 2019 and 2018, the Company does not have any other long-term benefits.

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivables from related parties. For the years ended December 31, 2019, 2018 and 2017, the Company had not recorded any impairment of accounts receivable from related parties.

Notes to the Financial Statements (continue)

5.	Inventories, net

This item is made up as follows:

	December 31, 2019	December 31, 2018
	US$(000)	US$(000)

Current
Materials and supplies	348,035	308,378
Work-in-process (WIP) (a)	173,190	119,518
Finished goods:
Copper concentrate	23,890	17,949
Copper cathode	6,321	8,035
Molybdenum concentrate	1,268	3,205
Less: Provision for obsolescence of materials and supplies	(507)	(11)
	552,197	457,074
Non-current
Work-in-process (WIP) (a)	255,123	286,375

Total inventories	807,320	743,449

(a)	WIP inventories represent mill and leach stockpiles, which contain higher grade ores (mill stockpiles) and medium and lower grade ores (leach stockpiles) that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or long term. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities.

In fourth-quarter 2019, the Company changed its method of estimating the current portion of its leach and mill stockpiles and revised its December 31, 2018, balances to conform to the new methodology resulting in a US$30.5 million decrease in the current balance and increase in the long-term balance.

Notes to the Financial Statements (continue)

6.	Other non-financial assets

This item is made up as follows:

	December 31, 2019	December 31, 2018
	US$(000)	US$(000)

Current
Income tax prepayments (a)	75,521	26,794
Value added tax (VAT) credit	27,414	28,081
Other taxes to be recovered	2,745	2,700
	105,680	57,575

Non-current
Other receivables (b)	186,626	183,208
Income tax prepayments (a)	52,559	16,858
	239,185	200,066

Total other non-financial assets	344,865	257,641

(a)	Represents disbursements made by the Company for the prepayment of income tax, which the Company expects to use to offset future tax obligations or will be refunded to the Company by SUNAT (Superintendencia Nacional de Administración Tributaria) (see Note 13(b)). The balance at December 31, 2019, also includes income tax benefits from the years 2013 to 2018 as part of the adoption of IFRIC 23 (see Note 2(q)).

(b)	Represents disbursement made by the Company in connection with disputed tax assessments related to reviews by SUNAT from years 2003 to 2012 (see Note 13(c) and 13(e)). According to current tax procedures and the timeframe for resolving these types of claims, management and its legal advisors expect resolution of this matter will be favorable to the Company and amounts will be recoverable.

Notes to the Financial Statements (continue)

7.	Property, plant and equipment, net

Property, plant and equipment consist of owned and leased assets (right-of-use assets), and cost and accumulated depreciation accounts as of December 31, 2019 and 2018 are shown below:

	January 1, 2018	Additions	Adjustments	Disposals	Transfers	December 31, 2018	IFRS 16 adoption	Additions		Adjustments	Disposals	Transfers	December 31, 2019
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	24,467	-	-	-	196	24,663	-	-		-	(80)	322	24,905
Buildings and other constructions	2,370,042	-	41,089	(9,644)	48,090	2,449,577	-	-		544	(4,769)	102,772	2,548,124
Machinery and equipment	4,553,508	-	(41,089)	(19,426)	201,057	4,694,050	-	-		(544)	(30,482)	191,589	4,854,613
Transportation units	20,557	-	-	(32)	2,726	23,251	-	-		-	(32)	3,146	26,365
Furniture and fixtures	949	-	-	-	-	949	-	-		-	-	-	949
Other equipment	24,977	-	-	(11)	525	25,491	-	-		-	(594)	203	25,100
Construction in progress and in-transit units	149,661	288,861	-	-	(252,594)	185,928	-	271,364	(a)	(1,192)	-	(298,032)	158,068
Stripping activity asset (see Note 2(i))	478,382	177,327	-	-	-	655,709	-	197,038		-	-	-	852,747
Asset retirement costs (see Note 11(c))	136,327	2,724	(32,017)	-	-	107,034	-	18,834		41,130	-	-	166,998
Right-of-use assets (b)	-	-	-	-	-	-	95,728	1,342		(700)	(929)	-	95,441
	7,758,870	468,912	(32,017)	(29,113)	-	8,166,652	95,728	488,578		39,238	(36,886)	-	8,753,310

Accumulated depreciation
Buildings and other constructions	229,627	96,623	5,184	(9,514)	-	321,920	-	76,199		513	(4,722)	-	393,910
Machinery and equipment	1,517,337	292,656	(5,184)	(18,483)	-	1,786,326	-	284,097		(513)	(29,091)	-	2,040,819
Transportation units	12,221	1,784	-	(33)	-	13,972	-	1,928		-	(28)	-	15,872
Furniture and fixtures	834	24	-	-	-	858	-	23		-	-	-	881
Other equipment	16,400	2,406	-	(10)	-	18,796	-	1,543		-	(594)	-	19,745
Stripping activity asset	285,327	112,875	-	-	-	398,202	-	155,530		-	-	-	553,732
Asset retirement costs	18,700	4,976	-	-	-	23,676	-	3,239		-	-	-	26,915
Right-of-use assets (b)	-	-	-	-	-	-	-	11,488		-	(903)	-	10,585
	2,080,446	511,344	-	(28,040)	-	2,563,750	-	534,047		-	(35,338)	-	3,062,459

Net cost	5,678,424					5,602,902	95,728						5,690,851

(a)	For the year ended December 31, 2019, additions to construction in progress primarily relates to (i) the mine maintenance truck shop (US$78.2 million), (ii) the purchase of used haul trucks from PT Freeport Indonesia (a related party) (US$47.1 million), (iii) the purchase of stators for ball mills (US$18.3 million), (iv) the tailing drain expansion (US$15.2 million), (v) a concentrator optimization project (US$12.3 million), (vi) the regrowth of a leach pad (US$10.9 million) and (vii) the staged flotation reactor engineering project (US$6.2 million).

Notes to the Financial Statements (continue)

(b)	The Company has lease contracts for various items of property, plant and equipment used in its operations. Leases of land have lease terms of 10 years, buildings and other constructions generally have lease terms between 1 and 14 years, and machinery and equipment generally have lease terms between 4 and 14 years.

The Company also has certain leases of machinery with lease terms of 12 months or less and leases of low-value office equipment. The Company has elected and applies the IFRS 16 exemptions for short-term leases and leases of low-value assets for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	January 1, 2019	Additions	Adjustments	Disposals	December 31, 2019
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	11,008	-	(700)	(457)	9,851
Buildings and other constructions	55,114	1,192	-	(370)	55,936
Machinery and equipment	29,606	150	-	(102)	29,654
	95,728	1,342	(700)	(929)	95,441
Accumulated depreciation
Land	-	1,712	-	(457)	1,255
Buildings and other constructions	-	6,613	-	(344)	6,269
Machinery and equipment	-	3,163	-	(102)	3,061
	-	11,488	-	(903)	10,585
Net cost	95,728				84,856

8.	Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, services and spare parts. These obligations are primarily denominated in US dollars, have current maturities and do not accrue interest. No guarantees have been granted. As of December 31, 2019, trade accounts payable includes US$30.3 million related to capital projects (US$42.4 million as of December 31, 2018).

Notes to the Financial Statements (continue)

9.	Other accounts payable

This item is made up as follows:

	December 31, 2019	December 31, 2018
	US$(000)	US$(000)
Current
Royalties and mining taxes (a)	95,120	97,263
Other	4,260	3,991

Total current	99,380	101,254

Non-current
Royalties and mining taxes (b)	362,464	215,070

Total other accounts payable	461,844	316,324

(a)	As of December 31, 2019, represents the current portion of the monthly payments of the installment programs for disputed mining royalties for the year 2013 and special mining tax for the period October 2011 through December 2013, for which payments will start in the first quarter of 2020 (US$50.1 million, including interest, deferred interest and penalties of US$29.1 million) and the remaining monthly payments of the installment programs for disputed mining royalties for the period January 2009 through September 2011 and for the year 2012 (US$45.0 million, including interest and penalties of US$26.5 million) (see Note 13(d)).

As of December 31, 2018, represents the current portion of the monthly payments of the new installment programs approved by SUNAT which the Company will start paying in second-quarter 2019, related to disputed mining royalties for the period January 2009 through September 2011 of US$23.8 million and interest, deferral interest and penalties of US$41.4 million. The current amount also includes the remaining monthly payments of the installment program approved by SUNAT related to disputed mining royalties for the years 2006 to 2008 of US$13.2 million and interest and penalties of US$18.9 million.

(b)	As of December 31, 2019, represents the non-current portion of the monthly payments of the installment programs of disputed mining royalties for the period January 2009 through September 2011 and for the years 2012 and 2013 (US$273.8 million, including interest and penalties of US$157.5 million) and special mining tax for the period October 2011 through December 2013 (US$88.7 million (see Note 13(d)).

As of December 31, 2018, represents the non-current portion of the monthly payments of the new installment programs related to disputed mining royalties for the period January 2009 through September 2011 of US$85.5 million and interest and penalties of US$129.6 million.

Notes to the Financial Statements (continue)

10.	Other financial liabilities (debt)

This item is made up as follows:

	December 31, 2019	December 31, 2018
	US$(000)	US$(000)
Current debt:
Lease liabilities (a)	8,855	-

Non-current debt:
Senior unsecured credit facility (b)	830,000	1,030,000
Lease liabilities (a)	76,944	-
Less: Debt issuance cost	(4,124)	(7,190)
Total non-current debt	902,820	1,022,810
Total other financial liabilities	911,675	1,022,810

(a)	The lease liability consists of leased land, buildings and other constructions, and machinery and equipment which are used in mine operations. Set out below are the carrying amounts of lease liabilities and the movements during the period:

2019
US$(000)
Balance at beginning of the year:	95,728
Additions	550
Interest expense on lease liabilities	5,242
Payments	(10,479)
Payments of Interest	(5,242)

Balance at end of the year	85,799

The following are the amounts recognized in profit or loss:

2019
US$(000)
Depreciation charge of right-of-use assets, see Note 15	11,488
Interest expense on lease liabilities, see Note 18	5,242
Expense relating to variable lease payments, low-value and short-term leases, see Note 15	7,069

23,799

The Company has certain lease contracts for machinery and equipment used in mine operations that contain variable payments based on the number of hours that machinery or equipment is used in operations.

(b)	In March 2014, the Company entered into a five-year, US$1.8 billion senior unsecured credit facility with several banks led by Citibank N.A. as the administrative agent. The disbursements were mainly used to finance a portion of the Company’s expansion project.

Notes to the Financial Statements (continue)

In June 2017, the Company entered into an amendment to the senior unsecured credit facility, which extends the maturity and increased the outstanding amount by US$225 million. After the amendment, the balance of the total credit facility was US$1.5 billion. As of December 31, 2019, the Company had repaid US$670 million (US$470 million as of December 31, 2018).

The credit facility calls for amortization in four installments, with 15% of the total facility due on December 31, 2020 (fully repaid as of December 31, 2019), 15% due on June 30, 2021 (fully repaid as of December 31, 2019), 35% due on December 31, 2021 (US$305 million after the March 2019 repayment) and 35% due on June 19, 2022 (US$525 million).

Interest on the credit facility is based on the London Interbank Offered Rate (LIBOR) plus a spread (currently 1.9%) based on the Company´s total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio, as defined in the agreement.

During the year 2019, the Company recognized charges of US$1.3 million (US$1.9 million during the year 2018 and US$2.0 million during the year 2017) for issuance costs related to debt extinguishment caused by the early March 2019 in the statements of comprehensive income (see Note 18).

No letters of credit were issued and there are no guarantees provided for the credit facility as of December 31, 2019.

Restrictive Covenants -

The senior unsecured credit facility contains certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to EBITDA ratio and an interest coverage ratio, which are defined by the agreement. As of December 31, 2019, the Company was in compliance with all of its covenants.

Notes to the Financial Statements (continue)

(d)	Following is the movement of the changes derived from the financing activities for the year ended December 31, 2019 and 2018:

	January 01, 2018	Additions	Payments	Others	December 31, 2018	IFRS 16 adoption	Additions	Payments	Others	December 31, 2019
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Current:
Leases, see Note 10 (a)	-	-	-	-	-	8,119	464	(10,479)	10,751	8,855

Non-current:
Senior unsecured credit facility	1,280,000	-	(250,000)	-	1,030,000	-	-	(200,000)	-	830,000
Debt issuance cost	(11,512)	-	-	4,322	(7,190)	-	-	-	3,066	(4,124)
Leases, see Note 10 (a)	-	-	-	-	-	87,609	86	-	(10,751)	76,944

Total liabilities from financing activities	1,268,488	-	(250,000)	4,322	1,022,810	95,728	550	(210,479)	3,066	911,675

Notes to the Financial Statements (continue)

11.	Provisions

This item is made up as follows:

	December 31, 2019	December 31, 2018
	US$(000)	US$(000)

Current:
Services and freight not invoiced (a)	27,945	11,823
Provision for social commitments (b)	7,677	1,815
Provision for remediation and mine closure (c)	241	-
Provision for legal contingencies	-	1,719
Total current	35,863	15,357

Non–current:
Provision for remediation and mine closure (c)	195,659	131,888
Royalties and mining tax (d)	62,797	191,299
Other long-term liabilities (e)	12,117	11,033
Provision for legal contingencies (e)	4,800	-
Provision for social commitments (b)	3,046	8,111

Total non-current	278,419	342,331

(a)	As of December 31, 2019, primarily represents the provision for services and freights not invoiced (US$20.9 million) and penalties related to land rights with INGEMMET (Instituto Geológico Minero y Metalúrgico), (US$7.0 million).

(b)	The provision for social commitments as of December 31, 2019, is associated with repaving Alata-Congata Road (US$6.3 million) and an irrigation project in La Joya (US$4.4 million).

(c)	The Company’s mineral exploitation activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (PAMA) and for the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

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

Notes to the Financial Statements (continue)

The closure plans for its mine site was approved by Resolution No 302-2009 MEM-AAM and its modifications were approved by Resolution No 207-2012 MEM-AAM, Resolution No 186-2014 MEM-DGAAM and its last modification, Resolution No 032-2018 MEM-DGAAM. As of December 31, 2019, pursuant to legal requirements, the Company has issued a letter of credit to the Ministry of Energy and Mines totaling US$51.0 million to secure mine closure plans.

The provision for remediation and mine closure costs is based on studies prepared by independent consultants and based on current environmental regulations. This provision corresponds mainly to the activities to be performed in order to restore the areas affected by mining activities. The main tasks to be performed include ground removal, soil recovery, and dismantling of plant and equipment.

The table below presents the changes in the provision for remediation and mine closure:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Beginning balance	131,888	156,859	153,313
Accretion expense	4,048	4,322	4,595
Changes in estimates, Note 7	41,130	(32,017)	(3,710)
Additions, Note 7	18,834	2,724	2,661

Final balance	195,900	131,888	156,859

As of December 31, 2019, the Company’s provision for remediation and mine closure was US$195.9 million (reflecting the future value of the provision for remediation and mine closure of US$374.4 million, discounted using an annual risk-free rate of 2.28%). As of December 31, 2018, the Company’s provision for remediation and mine closure was US$131.9 million (reflecting the future value of the provision for remediation and mine closure of US$374.4 million, discounted using an annual risk-free rate of 2.99%). As of December 31, 2017, the Company’s provision for remediation and mine closure was US $156.9 million (reflecting the future value of the provision for remediation and mine closure of US $374.4 million, discounted using an annual risk-free rate of 2.73%) The Company considers this liability sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines (MEM).

As of December 31, 2019, changes in estimates (US$41.1 million) are mainly due to changes in the escalation ratio.

(d)	As of December 31, 2019, represents the non-current portion of net assets tax (ITAN) for the years 2010 and 2011 of US$12.1 million and interest and penalties associated with (i) income tax related to disputed mining royalties for the year 2010 of US$42.1 million, (ii) ITAN for the years 2010 and 2011 of US$6.7 million and (iii) SRF for the year 2013 of US$1.9 million.

Notes to the Financial Statements (continue)

As of December 31, 2018, represents the non-current portion of net assets tax (ITAN) for the years 2010, 2011 and 2013 of US$19.6 million and interest and penalties of (i) disputed mining royalties for the period October 2011 through December 2013 of US$70.0 million, (ii) special mining tax for the year 2011 through the year 2013 of US$50.8 million, (iii) income tax related to disputed mining royalties for the year 2010 of US$41.1 million and (iv) ITAN for the years 2010, 2011 and 2013 of US$9.8 million.

(e)	The provision for legal contingencies as of December 31, 2019 is associated with OSINERGMIN and SUNAFIL (National Superintendence of Labor Inspection) fines, which have been impugned by the Company.

12.	Shareholders’ equity, net

(a)	Capital stock -

As of December 31, 2019, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the July 11, 2003, Shareholders Agreement, the nominal value of the shares was denominated in US dollars in an amount of US$0.54 per share. As a consequence of the capitalization of restricted earnings associated with tax benefits (reinvestment credits), in December 2009, the nominal value of the shares was increased to US$2.83 per share.

The quoted price of these shares was US$19.3 per share as of December 31, 2019 (US$20.80 per share as of December 31, 2018).

As of December 31, 2019, the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	2,829	4.38
From 1.01 to 20.00	2	21.06
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,833	100.00

Notes to the Financial Statements (continue)

(b)	Other capital reserves -

Other capital reserves includes the Company’s legal reserve, which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital. The legal reserve must be used to compensate for losses in the absence of non-distributed earnings or non-restricted reserves, and transfers made to compensate for losses must be replaced with future earnings. This legal reserve may also be used to increase capital stock but the balance must be restored from future earnings.

(c)	Dividend Distribution -

Dividends paid to shareholders, other than domiciled legal entities, are subject to retention of income tax. On December 10, 2016, Legislative Decree 1261 was enacted reducing the withholding tax rate to 5.0% beginning January 1, 2017.

At the annual mandatory shareholders meeting held on March 29, 2019, shareholders approved a US$150 million dividend payment (US$0.428503 per common share). The total amount of these dividends was applied against retained earnings. This dividend was paid on April 30, 2019, and complied with the withholding tax rules (4.1%).

At the annual mandatory shareholders meeting held on March 23, 2018, shareholders approved a US$200 million dividend payment (US$0.571337 per common share). The total amount of these dividends was applied against retained earnings. This dividend was paid on April 24, 2018, and complied with the withholding tax rules (4.1%).

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

(b)	Under its current 15-year tax stability agreement, the Peruvian income tax rate applicable to the Company is 32%. As of December 31, 2019, prepayments of income tax, which the Company expects to be used to offset future income tax provisions or will be refunded by SUNAT, totaled US$128.1 million (see Note 6).

For the year ended December 31, 2019, the Company recognized current income tax expense of US$156.5 million (including US$28.4 million of mining royalties, US$18.6 million of special mining tax and US$1.8 million for the SRF), and a deferred income tax expense of US$141.6 million, resulting in total income tax expense of US$298.1 million that has been included in the statements of comprehensive income.

For the year ended December 31, 2018, the Company recognized current income tax expense of US$263.0 million (including US$34.9 million of mining royalties and US$1.5 million for the SRF partially offset by a credit of US$(28.2) million of special mining tax), and a deferred income tax expense of US$62.2 million, resulting in total income tax expense of US$325.2 million that has been included in the statements of comprehensive income.

For the year ended December 31, 2017, the Company recognized current income tax expense of US$655.1 million (including US$102.6 million of special mining tax, US$110.7 million of mining royalties and US$10.9 million for the SRF), and a deferred income tax credit of US$(169.1) million, resulting in total income tax expense of US$486.0 million that has been included in the statements of comprehensive.

Notes to the Financial Statements (continue)

(c)	SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2013 through 2018 are open to examination by the tax authorities. To date, SUNAT has concluded its review of the Company’s income tax and VAT exams through the year 2012, and the Company is in the claim and/or appeal process for the years 2003 through 2012.

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

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. As described in Note 13(a), prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production basis under its current 15-year stability agreement, which became effective January 1, 2014. See Note 13(b) for a summary of amounts recognized by the Company for special mining tax and mining royalties for the years ended December 31, 2019, 2018 and 2017.

Notes to the Financial Statements (continue)

SUNAT assessed mining royalties on materials processed by the Company´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. The Company contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as the Company began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

On October 29, 2019, the Company completed the payments of disputed assessments related to mining royalties for the period December 2006 to December 2008 that were under an installment program since 2014, Under that installment program, the Company made payments totaling S/711.1 million (US$221.9 million based on the date of payment exchange rate and US$214.4 million based on the December 31, 2019, exchange rate).

With respect to the judiciary appeal related to disputed royalty assessments for the year 2006-2007, on August 9, 2017, the Company filed a cassation appeal before the Supreme Court against the resolution issued by the Seventh Contentious Administrative Court, which was admitted in December 2017. The oral hearing before the Supreme Court took place on November 20, 2018 and their decision is pending.

In September 2018, the Peruvian Tax Tribunal confirmed SUNAT’s resolution that ordered the payment of royalties and denied the Company’s request to waive penalties and interest for the period January 2009 through September 2011. The Company elected not to appeal the Tax Tribunal’s decision to the Peruvian Judiciary and in early 2020, the Company initiated international arbitration.

In October 2018, SUNAT notified the Company demands for payments based on the Tax Tribunal’s decisions for the period January 2009 to September 2011. The Company requested, and was granted two installment payment programs, including a six-month deferral and 66 equal monthly payments for each one, for the period January 2009 through September 2011. Total debt as of December 31, 2019 is S/1.0 billion (approximately US$314.1 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$202.8 million). As of December 31, 2019, the Company has made payments totaling S/315.1 million (US$94.7 million based on the date of payment exchange rate and US$95.0 million based on the December 31, 2019, exchange rate).

On January 18, 2018, the Company received assessments from SUNAT related to mining royalties for the fourth quarter of 2011, on February 15, 2018, the Company appealed these assessments and SUNAT issued resolutions denying this appeal. On November 21, 2018, the Company appealed SUNAT’s resolution to the Tax Court. On December 4, 2019, the Company received a resolution denying the appeal of assessments for the fourth quarter of 2011. On December 18, 2019, SUNAT notified the Company of its demands for payment and on December 26, 2019, the Company paid the total debt of S/57.6 million (US$17.3 million based on the date of payment exchange rate and US$17.4 million based on the December 31, 2019, exchange rate). Also, on January 18, 2018, the Company received assessments from SUNAT related to special mining tax from the fourth quarter of 2011 to the fourth quarter of 2012. The Company appealed these assessments and SUNAT issued resolutions denying this appeal. Consequently, the Company appealed these assessments to the Tax Court which was also denied the appeal in July 2019. The Company then requested, and was granted an installment payment program, including a six-month deferral and 66 equal monthly payments, for the fourth quarter of 2011 through the fourth quarter of 2012. Total debt as of December 31, 2019, is S/255.8 million (approximately US$77.1 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$40.5 million). Payments for this installment program will start in the first quarter of 2020.

Notes to the Financial Statements (continue)

On April 18, 2018, the Company received assessments from SUNAT related to mining royalties for the year 2012. On May 17, 2018, the Company appealed these assessments. On January 23, 2019, the Company received a resolution issued by SUNAT denying the appeal of assessments for the year 2012. The Company decided not to appeal these resolutions. The Company requested, and was granted an installment payment program, including a six-month deferral and 66 equal monthly payments, for the year 2012. Total debt as of December 31, 2019, is S/266.1 million (approximately US$80.2 million based on the December 31, 2019, exchange rate, including deferred interest, interest and penalties of US$45.7 million). The Company has made payments totaling S/65.7 million (US$19.5 million based on the date of payment exchange rate and US$19.8 million based on the December 31, 2019, exchange rate).

On October 10, 2018, the Company received assessments from SUNAT related to mining royalties and special mining tax for the year 2013. On November 7, 2018, the Company appealed these assessments. On May 28, 2019, the Company received resolutions issued by SUNAT denying the appeal of these assessments for the year 2013. The Company decided not to appeal these resolutions. The Company requested, and was granted two installment payment programs, including a six-month deferral and 66 equal monthly payments for each one, for the year 2013. As of December 31, 2019, the amount of these assessments, including interest and penalties for mining royalties for the year 2013 is S/183.9 million (approximately US$55.4 million based on the December 31, 2019, exchange rate including interest and penalties of US$29.5 million) and for the special mining tax for the year 2013 is S/151.0 million (approximately US$45.5 million based on the December 31, 2019, exchange rate including interest and penalties of US$22.1 million). Payments for these installment programs will start in the first quarter of 2020.

In December 2017, as a result of the unfavorable Supreme Court decision on the 2008 royalty matter, the Company requested the return of the amounts that would have been in excess for FONAVI (National Housing Fund) (December 2012 to December 2013), GEM (fourth quarter 2011 until the fourth quarter 2012) and customs duties (2013).

Notes to the Financial Statements (continue)

(e)	Other assessments received from SUNAT

The Company has also received assessments from SUNAT for additional taxes (other than the mining royalty and special mining tax explained in 13(d) above), including penalties and interest. The Company has filed objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Year	Taxes	Penalty and interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	8,857	39,196	48,053
2006	10,990	51,943	62,933
2007	12,376	17,845	30,221
2008	20,797	12,968	33,765
2009	56,388	51,219	107,607
2010	62,581	107,324	169,905
2011	49,055	65,189	114,244
2012	51,981	11,257	63,238
2014 –2019	38,975	-	38,975

	312,000	356,941	668,941

As of December 31, 2019, the Company has paid US$396.5 million of which US$186.6 million is included in “other non-financial assets, non-current” (see Note 6) in the statements of financial position for these disputed tax assessments.

(f)	As of December 31, 2019 and 2018, the Company has issued letters of credit to secure tax obligations amounting to S/1,643.9 million (equivalent to US$495.6 million) and S/1,137.4 million (equivalent to US$336.6 million), respectively, which are primarily related to royalty matter.

Notes to the Financial Statements (continue)

(g)	The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	US$(000)	US$(000)	US$(000)
Deferred income tax
Asset
Royalty accrual	84,546	109,505	127,475
Provision for remediation and mine closure	17,309	15,131	12,083
Embedded derivatives for price adjustment of copper concentrate and cathode	(10,742)	6,050	-
Unpaid vacations	6,618	5,937	5,293
Provision for mining taxes	3,737	4,120	8,742
SUNAT Assessments	-	4,055	4,077
Cost of net asset for the construction of the tailing dam	1,191	2,638	2,007
Development costs	72	122	183
Leases net assets	(2,454)	-
Other provisions	10,276	10,450	4,240
	110,553	158,008	164,100
Liability
Property, plant and equipment depreciation	429,466	337,642	261,434
Stripping activity asset	33,660	27,464	22,014
Difference in valuation of inventories	14,885	16,605	16,264
Debt issuance costs	933	1,894	2,663
Lease liabilities	(2,860)	-	-
Price adjustment of copper concentrate and cathode	-	-	25,840
	476,084	383,605	328,215
Deferred liabilities, net	365,531	225,597	164,115
Supplementary retirement fund
Deferred liability	4,258	2,651	1,890

Total deferred income tax liability, net	369,789	228,248	166,005

Notes to the Financial Statements (continue)

Reconciliation of the income tax rate -

For the years ended December 31, 2019, 2018 and 2017, the income tax expense recorded differs from the result of applying the legal rate to the Company’s profit before income tax, as detailed below:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Profit before income tax	688,451	444,880	835,924
Income tax rate	32%	32%	32%
Expected income tax expense	220,304	142,362	267,496
Non - deductible expenses	28,181	25,352	25,217
Royalty case	-	143,728	(12,029)
Uncertain tax positions - IFRIC 23	20,767	-	-
Special mining tax and mining royalties	(15,660)	(25,165)	(21,704)
Special mining burden (GEM)	-	(22,334)	-
Income tax rate change effect on deferred taxes for change in Peruvian tax law once the current Stability Contract expires (from 32% to 31.18%)	(2,746)	(1,958)	(1,632)
Income tax true – ups	(10,255)	(10,312)	10,210
Others	7,620	4,896	(4,125)
Current and deferred income tax charges to results	248,211	256,569	263,433
Mining taxes charged to results	48,036	65,055	213,280
Supplementary retirement fund charged to results	1,827	3,546	9,330

	298,074	325,170	486,043

Effective income tax	43.30%	73.09%	58.14%

Notes to the Financial Statements (continue)

Income tax -

The income tax expense (benefit) for the years ended December 31, 2019, 2018 and 2017 is shown below:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Income tax
Current	107,666	254,767	430,974
Deferred	139,934	61,483	(167,541)
	247,600	316,250	263,433
Mining taxes
Current mining royalty and special mining tax	47,032	6,661	213,280

Supplementary retirement fund
Current	1,835	1,499	10,897
Deferred	1,607	760	(1,567)
	3,442	2,259	9,330

Income tax expense reported in the statements of comprehensive income	298,074	325,170	486,043

14.	Sales of goods
(a)	This item is made up as follows:

	For the year ended December 31, 2019		For the year ended December 31, 2018		For the year ended December 31, 2017
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)

Copper in concentrate	912,974	2,294,249	962,113	2,458,088	979,243	2,702,508
Copper cathode	88,875	244,277	86,346	251,908	84,679	241,725
Other (primarily silver and molybdenum concentrate)		358,368		351,934		267,033
Subtotal Sales		2,896,894		3,061,930		3,211,266
Less: Royalty contributions (see Note 2(k))		(6,828)		(7,904)		(8,335)

Total net sales		2,890,066		3,054,026		3,202,931

Notes to the Financial Statements (continue)

Sales to related parties totaled US$2.7 billion for the year ended December 31, 2019 (US$2.9 billion for the year ended December 31, 2018 and US$3.0 billion for the year ended December 31, 2017).

As described in Note 2(d), the Company’s copper sales are provisionally priced at shipment. Adjustments to the provisional prices are recognized as gains and losses in sales of goods through the month of settlement. Adjustments to provisional priced copper and molybdenum sales resulted in an increase to net sales of goods totaling US$56.8 million for the year ended December 31, 2019, and a decrease of US$88.8 million for the year ended December 31, 2018.

(b)	The following table shows net sales by geographic region based on the final destination port:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	US$(000)	US$(000)	US$(000)

Asia	2,374,350	2,404,530	2,416,826
North America	265,599	295,448	287,174
South America (primarily Peru)	168,077	136,400	193,174
Europe	77,716	209,894	314,092
Central America	11,152	15,658	-
	2,896,894	3,061,930	3,211,266
Less: Royalty contributions (see Note 2(k))	(6,828)	(7,904)	(8,335)

Total net sales	2,890,066	3,054,026	3,202,931

(c)	Concentration of sales -

For the year ended December 31, 2019 92% of the Company’s sales were to related entities (FMC, Sumitomo Metal Mining Company and Climax Molybdenum). For the years ended December 31,2018 and 2017 94% of the Company's sales were to these related entities, respectively.

Notes to the consolidated financial statements (continued)

15.	Cost of sales

This item is made up as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	US$(000)	US$(000)	US$(000)

Materials and supplies	693,292	693,316	556,022
Depreciation and amortization	523,512	512,298	456,467
Labor (a)	285,081	357,692	286,058
Energy	228,853	254,243	229,272
Third parties services	181,215	159,514	144,829
Depreciation for right-of-use assets (see Note 7 and 10(a))	11,488	-	-
Variable lease payments, low-value and short-term leases (see Note 10(a))	7,069	-	-
Management Fees	2,923	2,743	2,867
Change in finished goods inventory	(2,290)	(5,723)	2,060
Change in work in process inventory	(23,427)	(8,513)	51,412
Other costs	47,033	45,402	39,251

	1,954,749	2,010,972	1,768,238

(a)	Labor includes an expense of US$32.2 million related to profit sharing for the year ended December 31, 2019 (US$60.2 million for the year ended December 31, 2018 and US$86.4 million for the year ended December 31, 2017).

In compliance with corporate policies, the Company recognizes administrative costs directly to cost of production (approximately U$32 million for the year ended December 31, 2019, US$30.7 million for the year ended December 31, 2018 and US$34.4 million for the year ended December 31, 2017). The effect of this policy is immaterial to the financial statements as a whole.

16.	Selling Expenses

This item is made up of as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	US$(000)	US$(000)	US$(000)

Concentrate freight	98,933	126,670	131,528
Commissions	5,588	6,048	6,029
Cathode freight	1,890	1,831	1,665
Other	3,072	2,459	2,447

	109,483	137,008	141,669

Notes to the consolidated financial statements (continued)

17.	Other operating expenses

This item is made up as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	US$(000)	US$(000)	US$(000)

Optimization and prefeasibility/feasibility studies (a)	14,919	450	-
Fines and penalties (b)	14,183	-	-
Tax contingencies (c)	6,119	10,711
Other expenses	2,895	2,434	15,028
Royalties, ITAN and penalties (d)	-	55,088	243,798

	38,116	68,683	258,826

(a)	For the year ended December 31, 2019, represents charges related to projects for the optimization of the Company’s operating processes.

(b)	Primarily represents land rights penalties with INGEMMET (US$6.8 million), SUNAT penalties related to 2012 income tax audit (US$4.7 million) and OSINERGMIN fines (US$2.7 million).

(c)	Primarily represents non-income tax contingencies related to SUNAT assessments for prior years.

(d)	Primarily represents penalties for income tax related to disputed mining royalties for the year 2006 through the year 2011 of US$33.8 million, penalties on disputed mining royalties for the period January 2009 through December 2013 of US$17.7 million and profit sharing adjustments related to GEM refund of US$3.6 million.

For the year ended December 31, 2017, represents disputed royalties for the period December 2006 through September 2011 of US$174.8 million, ITAN for the years 2009 to 2013 of US$33.6 million, profit sharing adjustments related to mining royalties of US$29.2 million and penalties on disputed royalties for the period December 2006 through the year 2008 of US$6.2 million. Disputed royalties and special mining taxes for the period October 2011 through the year 2013 were recognized in “income tax expense” in the statements of comprehensive income.

Notes to the consolidated financial statements (continued)

18.	Financial expenses

This item is made up as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	US$(000)	US$(000)	US$(000)

Interest on mining royalties (a)	68,107	370,159	144,815
Interest on senior unsecured credit facility ( see Note 10(b))	39,083	49,551	44,678
Interest for leases (see Note 10(a))	5,242	-	-
Other financial expenses	4,882	6,492	10,934
Amortization debt issuance cost	1,768	2,419	4,479
Extinguishment debt - debt issuance cost (see Note 10(b))	1,299	1,902	6,266
Interest on shareholder loans	-	-	7,992
Capitalized Interest	(4,504)	(3,790)	(2,252)

	115,877	426,733	216,912

(a)	For the year ended December 31, 2019, primarily represents charges of interest related to the installment payment programs for SMT for the period October 2011 through December 2013 and disputed mining royalties for the period December 2006 through September 2011 and for the years 2012 and 2013 of US$53.6 million. Amount also includes interest associated with (i) ITAN for the years 2010, 2011 and 2013 of US$10.4 million, (ii) other taxes related to disputed mining royalty of US$2.9 million and (iii) disputed mining royalties for the period October 2011 through December 2011 of US$1.2 million.

For the year ended December 31, 2018, represents (i) interest and interest on penalties associated to disputed mining royalties for the year 2009 through the year 2013 of US$218.7 million, (ii) income tax related to disputed mining royalties for the year 2006 through the year 2011 of US$75.7 million, (iii) SMT for the year 2011 through the year 2013 of US$51.0 million, (iv) ITAN for the years 2009, 2010, 2011 and 2013 of US$12.1 million, (v) interest paid on the royalty installment payment program for the year 2006 through the year 2008 of US$6.1 million, (vi) deferral interest related to the new royalty installment payment programs for the period January 2009 through the period September 2011 of US$5.3 million and (vii) interest of amended tax return for the year 2013 for GEM refund of US$1.3 million.

For the year ended December 31, 2017, represents financial expenses related to interest on royalties, interest paid on the royalty installment payment program and interest on royalty penalties for the period December 2006 through the year 2008 of US$141.7 million and interest on ITAN 2012 of US$3.1 million.

Notes to the consolidated financial statements (continued)

19.	Financial Income

This item is made up as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	US$(000)	US$(000)	US$(000)

Special Mining Burden (GEM) (a)	-	18,574	-
Other financial income	10,356	9,515	5,350

	10,356	28,089	5,350

(a)	Represents interest related to the GEM refund from the period October 2012 through December 2013.

20.	Earnings per share

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares during the period. Basic and diluted earnings per common share have been determined as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
	US$	US$	US$

Profit for the period (US$)	390,377,000	119,710,000	349,881,000
Weighted average number of share outstanding (Note 12(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	1.115	0.342	1.000

21.	Financial risk management

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

Management knows the conditions prevailing in the market and based on its knowledge and experience, manages the risks that are summarized below. The Company’s Board of Directors reviews and approves the policies to manage each of these risks:

Notes to the consolidated financial statements (continued)

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

The table below summarizes the estimated impact on the Company’s profit before income tax for the year 2019, 2018 and 2017 based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 2.865 to US$/pound 3.085 (US$/pound 2.974 to US$/pound 2.979 for the year 2018 and US$/pound 3.602 to US$/pound 3.627 for the year 2017), and the 10% decrease is based on copper prices ranging from US$/pound 2.344 to US$/pound 2.524 (US$/pound 2.433 to US$/pound 2.437 for the year 2018 and US$/pound 2.947 to US$/pound 2.967 for the year 2017)).

Effect on profit before income tax
US$(000)

December 31, 2019
10% increase in future copper prices	99,219
10% decrease in future copper prices	(99,219)

Effect on profit before income tax
US$(000)

December 31, 2018
10% increase in future copper prices	72,847
10% decrease in future copper prices	(72,847)

Effect on profit before income tax
US$(000)

December 31, 2017
10% increase in future copper prices	83,955
10% decrease in future copper prices	(83,955)

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes and accruals, as of December 31, 2019 and 2018:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2019
Trade accounts payable	-	224,675	245	-	-	224,920
Accounts payable - related parties	-	4,014	-	10,074	-	14,088
Other financial liabilities	-	3	8,852	825,877	76,943	911,675
Other accounts payable	-	40,357	59,023	72,759	289,705	461,844
Total	-	269,049	68,120	908,710	366,648	1,612,527
As of December 31, 2018
Trade accounts payable	-	231,080	56	-	-	231,136
Accounts payable - related parties	-	6,014	-	8,860	-	14,874
Other financial liabilities	-	-	-	1,022,810	-	1,022,810
Other accounts payable	-	7,472	93,782	183,824	31,246	316,324
Total	-	244,566	93,838	1,215,494	31,246	1,585,144

Notes to the consolidated financial statements (continued)

(c)	Credit Risk -

The Company’s exposure to credit risk arises from a customer’s inability to pay amounts in full when they are due and the failure of third parties in cash and cash equivalent transactions. The risk is limited to balances deposited in banks and financial institutions and for trade accounts receivable at the date of the statements of financial position (the Company sells copper concentrate and cathode and molybdenum concentrate to companies widely recognized in the worldwide mining sector and collections are made within 30 days after the fulfilment of the contractual terms). To manage this risk, the Company has established a treasury policy, which only allows the deposit of surplus funds in highly rated institutions, by establishing conservative credit policies and through a constant evaluation of market conditions. Consequently, the Company does not expect to incur losses on accounts involving potential credit risk.

(d)	Capital management -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2019.

22.	Embedded derivatives

As discussed in Note 2(d), the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2019 and 2018, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2019
	Pounds payable	Maturity	Provisional pricing	Forward pricing	Fair value provision
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	246,441	January 2020 to May 2020	Between 2.567 and 2.774	Between 2.793 and 2.804	39,727
Copper Cathode	4,410	January 2020	2.791	2.793	9
Molybdenum	5,370	January 2020 to February 2020	Between 7.857 and 9.724	8.025	(3,031)

					36,705	(a)

Notes to the consolidated financial statements (continued)

			As of December 31, 2018
	Pounds payable	Maturity	Provisional pricing	Forward pricing	Fair value provision
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	261,530	January 2019 to May 2019	Between 2.675 and 2.834	Between 2.704 and 2.708	(18,848)
Copper Cathode	7,711	January 2019	2.810	2.704	(824)
Molybdenum	3,545	January 2019 to February 2019	Between 10.787 and 10.810	10.675	(441)

					(20,113	)(a)

(a)	Embedded derivative adjustments are recorded on the statement of financial position in “Trade account receivable – related parties” (US$36.1 million as of December 31, 2019, and US$(19.3) million as of December 31, 2018) and “Trade accounts receivable (net)” (US$0.6 million as of December 31, 2019, and US$(0.8) million as of December 31, 2018).

23.	Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2019 and 2018, the only financial assets carried at fair value are embedded derivatives, included in trade accounts receivable and related parties, which are generated by the sale of copper and molybdenum and measured at fair value based on commodity prices. The net value of this embedded derivative as of December 31, 2019, was an asset of US$36.7 million (liability of US$20.1 million as of December 31, 2018). Embedded derivatives are categorized within Level 2 of the hierarchy. The fair value of embedded derivatives is determined using valuation techniques using information directly observable in the market (forward prices of metals).

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

Based on the foregoing, there are no significant differences between book value and fair value of financial instruments (assets and liabilities) as of December 31, 2019 and 2018.

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

Under IFRS, the cost inventory includes: the amortization of production-stripping costs and the inventories are determined using the weighted average method.

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

25.	Reconciliation between net income and shareholders' equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2019, 2018 and 2017 and to shareholders' equity as of December 31, 2019, 2018 and 2017 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Net profit under IFRS	390,377	119,710	349,881

Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization	(41,508)	(64,452)	(77,361)
Inventories valuation	(53,424)	(29,515)	(28,804)
Asset retirement obligation	23	1,351	862
Deferred workers´ profit sharing	(23,449)	(7,079)	32,349
Deferred income tax	45,759	33,291	24,529
Other	1,937	(26)	(25)

Net income under U.S. GAAP	319,715	53,280	301,431

	2019	2018	2017
	US$(000)	US$(000)	US$(000)

Shareholders’ equity under IFRS	5,349,249	5,108,872	5,189,162
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization	(246,395)	(204,887)	(140,435)
Inventories valuation	(161,683)	(108,259)	(78,744)
Asset retirement obligation	1,797	1,773	422
Deferred workers´ profit sharing	(25,313)	(1,863)	5,216
Deferred income tax	147,307	101,548	68,257
Other	1,603	(334)	(308)

Shareholders’ equity under U.S. GAAP	5,066,565	4,896,850	5,043,570

26.	New U.S. GAAP Accounting Pronouncements

In June 2016, FASB issued an ASU that changes the impairment model for most financial assets and certain other instruments, and will also require expanded disclosures. Under the expected credit loss (CECL) model, entities will be required to recognize an estimate of credit losses expected to occur over the remaining life of the financial assets, including estimating future economic conditions and the effect those conditions have on expected credit losses. For public entities, this ASU is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. The provisions of the ASU must be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently evaluating the impact this ASU will have on its financial statements.

In August 2018, FASB issued an ASU that aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with those for capitalizing implementation costs incurred to develop or obtain internal use software. For public entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. This ASU must be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently evaluating the impact this ASU will have on its financial statements.

In August 2018, FASB issued an ASU makes minor changes to the disclosure requirements for employers that sponsor defined benefit pension and/or other postretirement benefit plans. For public entities, this ASU is effective for fiscal years ending after December 15, 2020, with early adoption permitted. This ASU must be applied on a retrospective basis to all periods presented. The Company is currently evaluating the impact this ASU will have on its financial statements.

In December 2019, FASB issued an ASU that simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. For public entities, this ASU is effective for fiscal years ending after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted, including adoption in an interim period. This ASU must be applied on a retrospective basis to all periods presented. The Company is currently evaluating the impact this ASU will have on its financial statements.

27.	Subsequent Event

Subsequent to December 31, 2019, the COVID-19 outbreak has had a material impact on the global economy, the scale and duration of which remain uncertain. Depending on the length of time and extent, this could materially impact the Company results of operations, cash flows and financial condition.