Form 20-F
period 2020-12-31
BUENAVENTURA MINING CO INC
filed 2021-04-30
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Daniel Domínguez, Chief Financial Officer

Telephone: (511) 419-2540

Facsimile: (511) 419-2502

E-mail: daniel.dominguez@buenaventura.pe

Address: CARLOS VILLARAN 790
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

Common Shares nominal (par) value of S/.10.00 per share     253,715,190

Investment Shares nominal (par) value of S/.10.00 per share     271,677

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65% for the year ended December 31, 2020, 2019 and 2018. As of December 31, 2018, 2019 and 2020, our equity interest in Cerro Verde was 19.58%.

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

The words “anticipate,” “may,” “can,” “plan,” “believe,” “estimate,” “expect,” “project,” “intend,” “likely,” “will,” “should,” “to be” and any similar expressions are intended to identify those assertions as forward-looking statements. In making any forward-looking statements, we believe that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include:

•	our, Yanacocha’s and Cerro Verde’s results of exploration;

•	the results of our joint ventures and our share of the production of, and the income received from, such joint ventures;

•	commodity prices;

•	production rates;

•	geological and metallurgical assumptions;

•	industry risks;

•	timing of receipt of necessary governmental permits or approvals;

•	regulatory changes;

•	political risks;

•	inaccurate estimates of reserves or mineralized material not in reserve;

•	anti-mining protests or other potential issues with local community relationships;

•	labor relations;

•	pandemics, or the future outbreak of any other highly infectious or contagious disease, including the COVID-19 pandemic;

•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures environmental risks;

•	our ability to finance capital expenditures;

•	our ability to replace reserves as they become depleted;

•	our ability to maintain positive relationships with the communities in which we operate;

•	information technology failures;

•	risks relating to tailings dams;

•	legal proceedings and their effect on our existing financing agreements;

•	any future defaults in respect of our outstanding debt agreements; and

•	other factors described in more detail under “Item 3. Key Information—D. Risk Factors.”

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

Selected Financial Information and Operating Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016 and 2017 has been derived from a consolidated statement of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited) on our Consolidated Financial Statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016

			(US$ in thousands)(1)
Statements of profit or loss data:
Continuing operations:
Operating income:
Sales of goods	637,619	821,930	1,106,329	1,187,206	1,015,670
Sales of services	20,285	23,661	24,001	29,697	28,782
Royalty income	18,638	22,297	20,385	20,739	24,339
Total operating income	676,542	867,888	1,150,715	1,237,642	1,068,791
Operating costs:
Cost of sales of goods, excluding depreciation and amortization	(393,888)	(512,874)	(613,381)	(604,650)	(497,812)
Unabsorbed cost due to production stoppage	(27,758)	-	-	-	-
Cost of sales of services, excluding depreciation and amortization	(1,554)	(3,378)	(4,318)	(12,954)	(10,754)
Depreciation and amortization	(189,620)	(226,335)	(238,879)	(210,154)	(192,647)
Exploration in operating units	(28,044)	(44,163)	(89,730)	(89,311)	(96,149)
Mining royalties	(11,749)	(12,832)	(21,388)	(30,884)	(27,611)
Total operating costs	(652,613)	(799,582)	(967,696)	(947,953)	(824,973)
	23,929	68,306	183,019	289,689	243,818
Gross profit Operating expenses, net:
Administrative expenses	(67,185)	(76,297)	(77,099)	(80,666)	(81,692)
Selling expenses	(18,533)	(24,313)	(26,948)	(23,043)	(21,733)
Write –off of stripping activity asset	(11,633)	-	-	(13,573)	-
Exploration in non- operating areas	(8,475)	(11,879)	(36,307)	(18,262)	(26,589)
Reversal (provision) for contingencies and others	(4,150)	2,968	11,248	(13,740)	(565)
Impairment recovery(loss) of long-lived assets	2,083	(2,083)	5,693	(21,620)	-
Other, net	2,690	(14,715)	(1,308)	(13,230)	18,957
Total operating expenses, net	(105,203)	(126,319)	(124,721)	(184,134)	(111,622)
Operating profit (loss)	(81,274)	(58,013)	58,298	105,555	132,196
Other income (expenses), net:
Finance income	2,411	9,675	9,685	5,517	6,830
Finance costs	(37,822)	(42,173)	(38,422)	(34,551)	(31,580)
Share in the results of associates and joint ventures	(9,517)	47,710	(1,144)	13,207	(365,321)
Net gain (loss) from currency exchange difference	(4,116)	(734)	(1,384)	2,939	2,638
Profit (loss) before income tax	(130,318)	(43,535)	27,033	92,667	(255,237)
Current income tax	(9,924)	(11,911)	(16,882)	(23,713)	(39,444)
Deferred income tax	(15,506)	37,501	(9,997)	5,825	(14,060)
Profit (loss) from continuing operations	(155,748)	(17,945)	154	74,779	(308,741)
Discontinued operations:
Net profit (Loss) from discontinued operations (2)	5,409	(10,514)	(11,808)	(10,344)	(19,073)
Net profit (loss)	(150,339)	(28,459)	(11,654)	64,435	(327,814)
Attributable to equity owners of the parent	(135,718)	(12,208)	(13,445)	60,823	(323,492)
Attributable to non-controlling interest	(14,621)	(16,251)	1,791	3,612	(4,322)
Net profit (loss)	(150,339)	(28,459)	(11,654)	64,435	(327,814)
Basic and diluted profit (loss) per share attributable to equity holders of the parent(3)(4)	(0.53)	(0.05)	(0.05)	0.24	(1.27)
Basic and diluted profit (loss) per ADS attributable to equity holders of the parent(3)(4)	(0.53)	(0.05)	(0.05)	0.24	(1.27)
Basic and diluted profit (loss) per share attributable to equity holders of the parent, from continuing operations	(0.56)	(0.01)	(0.02)	0.28	(1.20)
Dividends per share	0.00	0.09	0.09	0.09	0.03
Average number of common and investment shares outstanding	253,986,867	253,986,867	253,986,867	253,986,867	253,986,867
Statement of financial position data:
Total assets	3,979,617	4,107,274	4,217,221	4,332,813	4,266,415
Capital stock	750,497	750,497	750,497	750,497	750,497
Total shareholders’ equity	2,799,857	2,968,200	3,029,565	3,063,627	3,047,213
Operating data (unaudited):
Production (5)
Gold (oz.)	134,000	191,281	338,189	405,646	356,367
Silver (oz.)	11,947,919	20,288,743	26,264,109	26,624,431	24,648,761
Proven and probable reserves(6)
Gold (oz.)	3,064,110	3,051,511	1,000,266	1,246,255	1,405,489
Silver (oz.)	176,659,433	203,416,773	193,336,266	148,573,934	159,920,310

(1)	Except per share, per ADS, outstanding shares and operating data.

(2)

During 2020, Buenaventura sold its Mallay mining unit which was classified as discontinued in 2019 under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The sale price was US$10 million (US$8.5 million plus VAT) with a related cost of US$3.6 million net of income from the reversal of a provision for mining unit closure of US$5.1 million. As of December 31, 2020, Buenaventura has collected US$2.0 million and the remaining balance will be paid in two installments of US$4.0 million in November 2021 and in November 2022.

(3)	Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2019 and 2020, we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares. As of December 31, 2016, 2017, 2018, 2019 and 2020, we had 271,677 of Investment Shares (as defined below) outstanding, exclusive of 472,963 treasury shares as of December 31, 2016, 2017, 2018, 2019 and 2020.

(4)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted earnings per share or ADS.

(5)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43% controlling equity interest as of December 31, 2020 and 2019, and Minera La Zanja S.R.L., or “La Zanja,” in which we owned a 53.06% controlling equity interest as of December 31, 2020. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2016 to 2020, El Brocal produced 2.6 million, 4.1 million, 3.9 million, 4.4 million and 3.5 million ounces of silver, respectively, of which our equity share was 1.6 million, 2.5 million, 2.4 million, 2.7 million and 2.2 million ounces of silver per year, respectively, and La Zanja produced 139,724, 127,118, 71,630, 31,500 and 17,228 ounces of gold, respectively, of which our equity share per year was 74,137, 67,449, 38,007, 16,714 and 9,141 ounces of gold, respectively, and 217,292, 280,908, 217,174, 97,204 and 84,641 ounces of silver per year, respectively, of which our equity share was 115,295, 149,050, 115,233, 51,576 and 44,911 ounces of silver per year, respectively. Amounts for 2018, 2019 and 2020 exclude production coming from the operating mines classified as discontinued operations.

(6)

The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case as of December 31, 2020. SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Orcopampa, El Brocal and La Zanja. Geominería S.A.C, an independent consultant, audited the process used to estimate proven and probable ore reserves for Julcani. Amounts for 2016, 2017 and 2018 exclude reserves coming from the operating mines classified as discontinued operations. The total amount of reserves does not consider ounces from Pads.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, or the Yanacocha Consolidated Financial Statements. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member of Ernst & Young Global Limited) on the Yanacocha Consolidated Financial Statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 appears elsewhere in this Annual Report. The selected financial information for Yanacocha as of December 31, 2016, 2017 and 2018, and for the years ended December 31, 2016 and 2017 has been derived from consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. Yanacocha’s audited consolidated financial statements as of December 31, 2016, 2017, 2018, 2019 and 2020 were audited by Paredes, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited). The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. The operating data presented below, which are based on 100% of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
	(US$ in thousands)(1)
Statement of comprehensive income:
Operating income:
Sales(2)	592,394	734,526	635,393	645,176	784,453
Other operating income	27,768	4,776	21,965	21,870	17,713
Total	620,162	739,302	657,358	667,046	802,166
Costs applicable to sales	(666,456)	(692,721)	(596,164)	(746,918)	(799,654)
Other operating costs	(1,247)	(1,160)	(2,217)	(2,062)	(2,951)
Total operating costs	(667,703)	(693,881)	(598,381)	(748,980)	(802,605)
Gross profit (loss)	(47,541)	45,421	58,977	(81,934)	(43)
Operating expenses:
Operating expenses, net	(34,322)	(35,987)	(76,155)	(63,514)	(71,49)
Administrative expenses	(1,227)	(1,744)	(2,783)	(4,760)	(8,780)
Selling expenses	(1,922)	(1,722)	(2,627)	(3,921)	(3,695)
Impairment loss	-	-	-	-	(889,499)
Operating profit (loss)	(85,012)	5,968	(22,588)	(154,129)	(973,90)
Finance income	8,100	18,430	11,448	5,831	2,132
Finance costs	(36,699)	(57,629)	(39,024)	(23,766)	(15,107)
Net gain (loss) from currency exchange difference	1,180	2,902	(2,056)	3,636	(13,74)
Income (loss) before income tax	(112,431)	(30,329)	(52,220)	(168,428)	(1,000,625)
Income tax expense	(53,018)	(64,928)	(29,297)	(7,026)	(43,127)
Loss for the year	(165,449)	(95,257)	(81,517)	(175,454)	(1,043,752)
Comprehensive income (loss):
Loss for the year	(165,449)	(95,257)	(81,517)	(175,454)	(1,043,752)
Other comprehensive income (loss) to be reclassified as profit or loss in subsequent periods
Fair value of financial instruments	123	1,246	(91)	(3,244)	651
Total comprehensive loss for the year	(165,326)	(94,011)	(81,608)	(178,698)	(1,043,101)
Statement of financial position:
Total assets	2,313,438	2,312,072	2,047,472	2,019,395	2,045,885
Capital stock	378,505	378,505	378,505	398,216	398,216
Total partners’ equity	324,386	489,712	583,723	659,115	885,724
Dividends per share	0.000	0.000	0.00	0.00	0.025
U.S. GAAP
Net income (loss)	(263,543)	3,316	(69,068)	(131,243)	(1,198,139)
Total equity	1,402,962	1,666,382	1,661,800	1,683,047	1,865,445
Operating data (unaudited)
Gold produced (oz.)	340,052	527,336	514,564	534,692	654,934
Gold proven and probable reserves (Total Yanacocha) (oz.)	6,627	6,938	7,423	3,830	4,362
Gold proven and probable reserves attributable to the Company based on equity participation (oz.)(3)	2,893	3,028	3,240	1,760	1,904

(1)	Except operating data

(2)	Royalties netted to sales

(3)	Company’s equity participation in Yanacocha was 43.65% for all the years, except for 2017 when such participation was 45.95%.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016 and 2017 have been derived from Cerro Verde’s financial statements that are not included in this Annual Report. The report of Paredes, Burga & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited ) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 24 and Note 25 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
	(US$ in thousands)(1)
Statement of comprehensive income:
Sales of goods	2,538,593	2,896,894	3,061,930	3,211,266	2,390,840
Costs of sales of goods	(1,809,255)	(1,961,577)	(2,018,876)	(1,776,573)	(1,559,726)
Gross profit	729,338	935,317	1,043,054	1,434,693	831,114
Operating expenses
Selling expenses	(97,680)	(109,483)	(137,008)	(141,669)	(131,391)
Other operating (expenses), income net	(32,327)	(37,436)	(68,683)	(258,826)	(24,107)
	(130,007)	(146,919)	(205,691)	(400,495)	(155,498)
Operating profit	599,331	788,398	837,363	1,034,198	675,616
Financial income	2,350	10,356	28,089	5,350	954
Financial expenses	(142,675)	(115,877)	(426,733)	(216,912)	(80,438)
Foreign exchange gain differences, net	52,464	5,574	6,161	13,288	7,857
Profit before income tax	511,470	688,451	444,880	835,924	603,989
Income tax expense	(236,926)	(298,074)	(325,170)	(486,043)	(263,082)
Net Profit for the year	274,544	390,377	119,710	349,881	340,907
Basic and diluted earnings per share	0.784	1.115	0.342	1.000	0.974
Dividends per share	–	0.428503	0.571337	–	–
Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012	350,056,012	350,056,012
Statement of financial position data:
Total assets	7,767,459	7,809,424	7,554,712	7,691,007	7,635,623
Capital Stock	990,659	990,659	990,659	990,659	990,659
Total shareholder’s equity	5,635,328	5,359,323	5,117,732	5,197,309	5,197,027
U.S. GAAP
Profit for the year	275,686	319,715	53,280	301,431	345,461
Total shareholder’s equity	5,249,727	4,972,580	4,801,651	4,947,658	4,645,212
Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	820,101	1,003,776	1,049,430	1,062,210	1,107,810
Proven and probable reserves - Tonnage:
Copper proven and probable reserves (Total Cerro Verde) (in metric tons)	4,077,480	4,265,232	4,324,461	3,577,276	3,673,229
Copper proven and probable reserves (attributable to the Company based on equity participation) (in metric tons) (2)	798,371	835,132	846,729	700,431	719,218

(1)	Except per share and operating data.

(2)	BVN’s equity participation in Cerro Verde was 19.58% for all the years shown.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Factors Relating to the Company

We have incurred losses in the past and may incur losses in the future.

For the years ended December 31, 2020, 2019 and 2018, our net profit (loss) was $(150.3) million, $(28.5) million and $(11.7) million. We may incur losses in the future and there can be no assurance that we will be able to operate profitably during future periods. If we are unable to operate profitably during future periods, and are not successful in obtaining additional financing, we could be forced to cease certain exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Our financial performance is highly dependent on the performance of our partners under our mining exploration and operating agreements.

Our participation in joint venture mining exploration projects and mining operations with other experienced mining companies is an integral part of our business strategy. Our partners, co-venturers and other shareholders in these projects generally contribute capital to cover the expenses of the joint venture or provide critical technological, management and organizational expertise. The results of these projects can be highly dependent upon the efforts of our joint venture partners and we rely on them to fulfill their obligations under our agreements. For example, our Yanacocha joint venture with Newmont Mining Corporation, a Delaware corporation, or “Newmont Mining,” depends on Newmont Peru Limited, Peruvian Branch, or “Newmont Peru,” to provide management and other expertise to the Yanacocha project. If our counterparts do not carry out their obligations to us or to third parties, or any disputes arise with respect to the parties’ respective rights and obligations, the value of our investment in the applicable project could be adversely affected and we could incur significant expenses in enforcing our rights or pursuing remedies. We cannot assure you that our current or future partners will fulfill their obligations under our agreements with them. In addition, we may be unable to exert control over strategic decisions made with respect to such projects. See “Item 4. Information on the Company—Yanacocha” and “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration.”

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

On December 31, 2020 and March 31, 2021, the morning fixing price for gold on the London Bullion Market was US$1,891.1 per ounce and US$1,685.4 per ounce, respectively.  On December 31, 2020 and March 31, 2021, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$26.485 per ounce and US$24.000 per ounce, respectively.  On December 31, 2020 and March 31, 2021, the London Metal Exchange Settlement Price for copper was US$7,741.5 per ton and US$8,850.5 per ton, respectively.

The world market prices of gold, silver and copper have historically fluctuated widely. We cannot predict whether metal prices will rise or fall in the future. A continued decline in the market price of one or more of these metals could adversely impact our revenues, net income and cash flows and adversely affect our ability to meet our financial obligations. If prices of gold, silver and/or copper should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, which may result in our depleted reserves not being replenished. This could further reduce revenues by reducing or eliminating the profit that we currently expect from reserves. Such declines in price and/or reductions in operations could cause significant volatility in our financial performance and adversely affect the trading prices of our Common Shares and ADSs.

The COVID-19 pandemic has and may continue to adversely impact our business, financial condition, and results of our operations, the global economy, and the demand for and prices of oil and natural gas. The unprecedented nature of the current situation makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business.

The COVID-19 pandemic and the actions taken by third parties, including, but not limited to, governmental authorities, businesses and consumers, in response to the pandemic have adversely impacted the global economy and created significant volatility in the global financial markets. Business closures, restrictions on travel, “stay-at-home” or “shelter-in-place” orders, and other restrictions on movement within and among communities have significantly reduced demand for and the prices of oil and natural gas. As of the date of this annual report, efforts to contain COVID-19 have not been successful in many regions, vaccination programs have encountered delays, and the global pandemic remains ongoing. A continued prolonged period of such reduced demand, the failure to timely distribute or the ineffectiveness of any vaccines, the failure to develop adequate treatments, and other adverse impacts from the pandemic may materially adversely affect our business, financial condition, cash flows, and results of operations.

Our operations rely on our workforce being able to access our mines, structures and facilities located upon or used in connection with our mining activities. Additionally, because we have implemented remote working procedures for a significant portion of our workforce for health and safety reasons and/or to comply with applicable national, state, and/or local government requirements, we rely on such persons having sufficient access to our information technology systems, including through telecommunication hardware, software and networks. If a significant portion of our workforce cannot effectively perform their responsibilities, whether resulting from a lack of physical or virtual access, quarantines, illnesses, governmental actions or restrictions, information technology or telecommunication failures, or other restrictions or adverse impacts resulting from the pandemic, our business, financial condition, cash flows, and results of operations may be materially adversely affected.

The unprecedented nature of the current situation resulting from the COVID-19 pandemic makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business, financial condition, cash flows, or results of operations. Such results will depend on future events, which we cannot predict, including the scope, duration and potential reoccurrence of the COVID-19 pandemic or any other localized epidemic or global pandemic, the distribution and effectiveness of vaccines and treatments and the actions taken by third parties, including, but not limited to, governmental authorities, customers, contractors and suppliers, in response to the COVID-19 pandemic or any other epidemics or pandemics. The COVID-19 pandemic and its unprecedented consequences have amplified, and may continue to amplify, the other risks identified in this annual report.

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

Mining companies are also required to pay the Peruvian government mining royalties and/or mining taxes. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes.” We cannot assure you that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our, Yanacocha’s or Cerro Verde’s results of operations or financial condition. In addition, future regulatory changes, changes in the interpretation of existing regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that future regulatory changes will not adversely affect our business, financial condition or results of operations.

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

As we and Yanacocha produce gold, silver, zinc and other metals, we and Yanacocha deplete our respective ore reserves for such metals. To maintain production levels, we and Yanacocha must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our and Yanacocha’s exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we and Yanacocha may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. There can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Exploration,” “—Yanacocha—B. Business Overview—Environmental Matters,” “—Yanacocha—C. Property, Plants and Equipment—Our Properties,” “—Yanacocha—C. Property, Plants and Equipment—Yanacocha’s Properties,” “—Yanacocha—C. Property, Plants and Equipment—Reserves,” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for a summary of our, Yanacocha’s and Cerro Verde’s estimated proven and probable reserves as of December 31, 2020.

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

Legal proceedings could have a material adverse effect on our business.

We are involved in legal proceedings against the Peruvian National Customs and Tax Administration Superintendence (“SUNAT”) in connection with ongoing tax disputes relating to an audit in respect of the Company’s income tax payments for the years 2007 and 2008 (and the tax consequences in respect of the years 2009 and 2010), in which SUNAT refused to recognize the Company’s deductions in respect of contracts for physical deliveries and certain contractual payments made by the Company on the basis that such payments would, according to SUNAT, correspond to an early settlement of financial derivative contracts in situations where the Company did not establish the purpose or risks covered by such instruments.

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in an aggregate amount of 2,107.5 million soles (approximately US$585.4 million), comprised of the original claim of 373.3 million soles (approximately US$103.7 million) plus penalties and accrued interest according to SUNAT’s estimations. On December 30, 2020, we entered into a deferral and payment plan in respect of the amounts claimed by SUNAT as described in “—In the past, we have defaulted on certain obligations under our existing Syndicated Term Loan for which we have obtained a waiver; however, we cannot assure you that we will be able to obtain additional waivers in the event of future defaults” below. As a result of our entering into such arrangements, on April 13, 2021, Fitch downgraded our credit rating to “BB” from “BB+”.

We will continue to pursue appeals on this matter in Peruvian courts.  These legal proceedings may be costly and time consuming and there can be no guarantee in respect of the final outcome of these proceedings or that SUNAT will not bring future claims against us.

In the past, we have defaulted on certain obligations under our existing Syndicated Term Loan for which we have obtained a waiver; however, we cannot assure you that we will be able to obtain additional waivers in the event of future defaults.

Following the commencement of collection proceedings by SUNAT described in “—Legal proceedings could have a material adverse effect on our business,” the Company filed a request for deferral and payment plan of the amounts claimed by SUNAT in order to make such tax payments over a 67 month term, in addition to making interest payments in connection with such payments. The requested payment plan consists of an initial payment in an amount equal to 14% of the amount claimed by SUNAT and 66 equal installments for the remaining amounts. In order to finalize the deferral and payment agreement with SUNAT, the Company was required to deliver Letters of Credit in an amount equal to the aggregate claimed amount in accordance with applicable law. To satisfy this requirement, on December 30, 2020, the Company entered into a syndicated letters of credit agreement (the “Syndicated L/C Agreement”) with a group of financial entities and following delivery of the Letters of Credit, SUNAT approved the Company’s payment plan.

The collection proceedings, the incurrence of debt under the Syndicated L/C Agreement and the granting of certain liens described below constituted an event of default under an outstanding syndicated loan facility (as amended from time to time, the “Syndicated Term Loan”), in the amount of US$275 million among us, as borrower, Compañía Minera Condesa S.A. ( “Condesa”), Inversiones Colquijirca S.A. (“Colquijirca”) and Consorcio Energético Huancavelica S.A. (“Conenhua”), as guarantors, Banco de Crédito del Perú, as administrative agent, and the lenders party thereto.  As such, prior to the execution of the Syndicated L/C Agreement, on December 29, 2020, Buenaventura entered into a forbearance agreement (as amended from time to time, the “Forbearance Agreement”) with a majority of the lenders and the administrative agent under the Syndicated Term Loan, pursuant to which such creditors agreed, among other matters, not to exercise any acceleration rights under the Syndicated Term Loan in connection with any potential non-compliance with the incurrence of debt, negative pledge, consolidated interest coverage ratio or consolidated net leverage ratio as a result of our incurrence of debt (and the granting of certain collateral) pursuant to the Syndicated Letters of Credit, through April 28, 2021.

Additionally, as a requirement to the execution of the Syndicated L/C Agreement and the Forbearance Agreement, the lenders party to such agreements required Buenaventura to (1) enter into a temporary intercreditor agreement (Acuerdo Transitorio entre Acreedores) (the “Temporary Intercreditor Agreement”) which regulates the relationship between the letter of credit providers under the Syndicated L/C Agreement, a majority of the lenders and the administrative agent under the Syndicated Term Loan, certain hedge providers and the Company; and (2) grant a first lien in respect of the shares or quotas, as applicable, owned by (a) Buenaventura in Empresa de Generación Huanza S.A., Yanacocha, Sociedad Minera El Brocal S.A.A and Sociedad Minera Cerro Verde S.A.A. and (b) Condesa in Buenaventura, as collateral for the secured obligations under the Temporary Intercreditor Agreement, the Syndicated Term Loan and the company’s outstanding hedge agreements.

On April 28, 2021, we entered into an amendment and waiver to the Syndicated Term Loan which superseded the Forbearance Agreement, pursuant to which the lenders under the Syndicated Term Loan agreed to amend certain terms of the Syndicated Term Loan and to cure any and all past defaults triggered by the collection proceedings, the incurrence of debt and the granting of collateral relating to the Syndicated Letters of Credit.

We cannot assure you that we will not breach the covenants under these or other of our debt instruments in the future and, in such event, that we would be able to obtain the required waivers from our creditors. Failure to successfully obtain waivers could force us to precipitate the sale of assets, including on unfavorable terms, to repay these debt instruments. Moreover, if we are not able to renegotiate the terms of these debt instruments or repay them promptly, our ability to obtain financings could be impaired, which may have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2020, unions represented approximately 24% of our and our subsidiaries’ employees, including Coimolache’s employees and contractors. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

Our, Yanacocha’s and Cerro Verde’s operations are subject to political and social risks.

Our, Yanacocha’s and Cerro Verde’s exploration and production activities are potentially subject to political and social risks. Over the past several years, we and Yanacocha have been the target of local political protests. In recent years, certain areas in the south and northern highlands of Peru with significant mining developments have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in commercial disruptions and a climate of uncertainty with respect to future mining projects. As a result of local political and community protests, construction and development activities at the Conga project were largely suspended in November 2011. The results of the Peruvian Central Government’s Environmental Impact Assessment (“EIA”) independent review were reported on April 20, 2012. The review indicated the project’s EIA met Peruvian and international standards. The review made recommendations to provide additional water capacity and social funds, which Yanacocha has largely accepted. Yanacocha announced the decision to advance the project on a “water-first” basis on June 22, 2012. In the first half of 2014, a Conga restart study was completed to identify and test alternatives to advancing development of the project. Following this assessment, a new plan was developed to reduce spending by focusing only on the most critical work (protecting people and assets, engaging with communities and maintaining existing project infrastructure), while maintaining optionality. Newmont Mining will not proceed with the full development of the Conga project without social acceptance, solid economic projections and, potentially, another partner to help defray costs and risk. It is difficult to predict when or whether such events may occur. Under the current social and political environment, we do not anticipate being able to develop the Conga project in the foreseeable future. The continued delay and evaluation of other alternatives may result in a potential accounting impairment or further reclassification of mineralized material.

During 2020, the Peruvian Central Government continued to support responsible mining as a vehicle for the growth and future development of Peru. However, we are unable to predict whether the Peruvian Central Government will continue to take similar positions in the future. The regional government of Cajamarca and other political parties have actively opposed the Conga project in the past. We cannot predict future positions of either the Peruvian Central Government or regional governments towards foreign investment, mining concessions, land tenure or other regulation, or the impact that these positions or changes in law may have on Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties. We may also be exposed to protests, community demands and road blockages. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on our results of operations and financial position. Additionally, the inability to develop Conga or operate at Yanacocha could have an adverse impact on our growth and production in the region.

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

Given the large number of contracts that we are a party to with our suppliers and partners in Yanacocha and Cerro Verde, the geographic distribution of our operations and the great variety of parties that we interact with in the course of our business, we are subject to the risk that our employees, contractors and other persons having relations with us may misappropriate our assets, manipulate our assets or information or engage in money laundering or the financing of terrorism, for such person’s personal or business advantage. Our systems for identifying and monitoring these risks may not be effective to fully mitigate them in all circumstances. Such acts may result in material financial losses or reputational harm to us.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

As of December 31, 2020, we owned a 43.65% partnership interest in Yanacocha and a 19.58% equity interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

Credit rating agencies could downgrade our ratings either due to factors specific to Buenaventura, a prolonged cyclical downturn in the precious metals mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. For instance, on April 3, 2020, Moody’s Investors Service downgraded our unsecured corporate rating from “Ba2” to “B1” due to the deterioration of the commodities markets and a downturn in the precious metals mining sector, as well as concerns about our liquidity. On April 13, 2021, Fitch downgraded our credit rating to “BB” from “BB+” as a result of our entering into a deferral and payment plan in respect of the amounts claimed by SUNAT as described in “—In the past, we have defaulted on certain obligations under our existing Syndicated Term Loan for which we have obtained a waiver; however, we cannot assure you that we will be able to obtain additional waivers in the event of future defaults.”

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

Our tailings dams are subject to significant environmental, safety and engineering challenges and risks that could adversely affect our business.

The rupture of a tailings dam or similar structure may cause severe damages. Currently, the Company owns 18 tailings dams, consisting of seven active and 11 inactive (those in the process of being closed or remediated) tailing dams, and other geotechnical structures. All seven active and one of the inactive tailings dams were built using the “downstream” raising method or were raised with filtered/compacted tailings. The remaining inactive tailings dams were built using the “upstream” raising method, which could present stability risks, especially related to liquefaction.

Management of these facilities is regulated in the jurisdiction where we operate and our programs are designed to comply with applicable national laws, permits and approved environmental impact studies.

The failure of tailings dams could cause loss of life and severe personal, property and environmental damages, which could further have an adverse effect on our business, results of operations and reputation.

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

A cyber-attack involving our information systems and related infrastructure, or those of our business partners, could disrupt our business and negatively impact our operations in a variety of ways, such as, among others:

•	an attack on the computers which control our mining operations could cause a temporary interruption of our production while contingency manual systems are brought online;

•	a cyber-attack on our accounting or accounts payable systems could expose us to liability to employees and third parties if their sensitive personal information is obtained;

•	possible loss of material information, which in turn could delay productive processes and selling efforts, causing economic losses; or

•	a cyber-attack on a service provider could result in supply chain disruptions, which could delay or halt our major development projects.

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

Peru has experienced political instability from time to time, spanning a succession of regimes with differing economic policies and programs. Although Peru has been widely considered a stable democracy in recent years, more recently in 2019 the country slid into a protracted political crisis when the then-President of the country (Mr. Vizcarra) took executive action to dissolve the Peruvian Congress and called for a new election of congressional members. After such actions, the now-former members of the legislative body voted to suspend the President for twelve months, and appointed the Vice President as interim president, who resigned from the position the following day. In January 2020, the Peruvian Constitutional Court ruled that the President’s closing of Congress was constitutional and legally valid, and new congressional elections were held that resulted in a highly fragmented Congress. Following these elections, the Peruvian executive and legislative branches have been at odds over several important economic and social measures, including initiatives to address the economic and social impact of the COVID-19 pandemic on Peru. In October 2020, a group of congressmen introduced a motion to hold impeachment proceedings against the then-standing President, as a result of allegations that he received illicit payments from construction companies when he was the governor of Moquegua between 2011 and 2014. In November 2020, Congress approved the impeachment of the then-standing President and, because Peru did not have any designated Vice President at such time, the then-President of Congress assumed the role of acting President. Following multiple protests across the country, the then-President of Congress resigned his role of acting President, and Congress elected congressman Francisco Rafael Sagasti Hochhausler as president of Congress, and therefore as acting President.

Peru’s general elections to elect the president of the republic, two vice-presidents and all 130 members of congress for 2021-2026, were held on April 11, 2021. As a result, the candidates for president, Mr. Jose Pedro Castillo Terrones and Mrs. Keiko Sofia Fujimori Higuchi obtained the highest number of votes but no outright majority, giving place to a ballotage presidential run-off scheduled to be held on June 6, 2021. We cannot be certain whether the new Peruvian government to be elected in June 2021 will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability.

The new government will need to reach consensus with Congress as no political party has achieved clear majority and, otherwise, will be fragmented, with at least ten political parties holding minority representations in Congress.

Confrontations between the different branches of government and the political landscape in Peru could materially and adversely affect us.

In 2020, the political situation in Peru was unstable, and there were several confrontations between the different branches of government. As result of such confrontations, the former president Martin Vizcarra was removed from office and the congress appointed Manuel Merino as his successor in November 2020. Manuel Merino resigned due to social unrest and Francisco Sagasti was appointed by the congress (following the Constitutional process) as the new President through July 2021. Peru’s general elections to elect the president of the republic, two vice-presidents and all 130 members of congress for 2021-2026, were held on April 11, 2021. As a result, the candidates for president, Mr. Jose Pedro Castillo Terrones and Mrs. Keiko Sofia Fujimori Higuchi obtained the highest number of votes but no outright majority, giving place to a ballotage presidential run-off scheduled to be held on June 6, 2021.

The political instability caused by these events could affect macroeconomic conditions in the country, including currency volatility. This political instability can  have a material adverse effect on our business, prospects, financial condition, results of operations or cash flows.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Prior to 1994, Peru periodically experienced high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by Instituto Nacional de Estadística e Informática has fallen from a high of 7,649.7% in 1990 to 2.0% in 2020. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation since 1999, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2020 were US$74.7 billion as compared to US$68.3 billion at December 31, 2019 as per the Banco Central de Reserva. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline.

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

Both terrorist groups suffered significant defeats in the 1990s, including the arrest of their leaders, considerably limiting their activities after the 2000s. Although we believe that terrorist organizations no longer pose as significant a risk as they did in the 1980s and early 1990s, a small group of terrorists primarily engaged in drug trafficking, still operate in remote mountainous and jungle areas in central and southern Peru. Despite the suppression of most terrorist activity, terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations and businesses. If a resurgence of terrorism in Peru occurs, it could affect the Peruvian economy and us.

Another source of risk is related to political and social unrest in areas where mining, oil and gas operations take place. In recent years, Peru has experienced protests against mining projects in several regions around the country. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. Social demands and conflicts may occur in the future which may have a material adverse effect on our business, financial condition and the Peruvian economy.

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

As of March 31, 2021, two of our directors (and their families), Roque Benavides and Raul Benavides (who transferred his shares to his children), all of which are members of the immediate and extended family of the late Alberto Benavides de la Quintana, our founder and former Chairman (collectively, the “Benavides Family”) held an aggregate of 10.92% of Buenaventura’s outstanding share capital (including outstanding Common Shares and investment shares with a nominal (par) value of ten Peruvian Soles per share, which do not entitle their holders to voting rights (“Investment Shares”)). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate.  While the Benavides Family is not, to our knowledge, acting together as a group to vote their Common Shares, there can be no assurance that the Benavides Family will not, in the future, form a group for the purpose of voting their Common Shares or exerting influence over the management and policies of Buenaventura.  Because of the significant aggregate ownership interest held by individual members of the Benavides Family, the Benavides Family could have the power to elect a significant number of the outstanding directors and exercise significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

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

The sale of a substantial number of our shares by members of the Benavides Family, or a market perception of the intention of members of the Benavides Family to sell a substantial number of shares, could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of our share capital by our shareholders, including the Benavides Family. Furthermore, under the Ley General de Sociedades Peruanas, or “Peruvian Companies Law,” any restriction on the free sale of shares in a sociedad anónima abierta (publicly held corporation) such as we are, is null and void.

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

In this Item 4, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we had a 43.65% partnership interest as of December 31, 2020.

BUENAVENTURA

A.	History and Development

Overview

We are Peru’s largest publicly traded precious metals company in terms of market capitalization and we are engaged in the exploration, mining and processing of gold, silver, copper and (to a lesser extent) other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani and Tambomayo mines and have controlling interests in three other mining companies that operate the Colquijirca-Marcapunta, Tantahuatay and La Zanja mines. We also own an electric power transmission company, a hydroelectric plant and a processing plant, as well as non-controlling interests in several other mining companies, including a significant ownership interest in Yanacocha, a Peruvian partnership that operates the largest gold mine in South America, and Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2020, our consolidated sales were US$676.5 million and our consolidated net loss was US$150.3 million.

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

During 2020, Buenaventura sold its Mallay mining unit which had been classified as a discontinued operation during 2019 under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” The sale price was US$10 million (US$8.5 million plus VAT) with a related cost of US$3.6 million net of income from the reversal of provision for mining unit closure of US$5.1 million. As of December 31, 2020, Buenaventura has collected US$2.0 million from the sale, and the remaining balance will be paid in two installments of US$4 million each in November 2021 and 2022. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements.

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua, Julcani, Tambomayo, El Brocal, La Zanja, Coimolache, Yanacocha and Cerro Verde mines for the year ended December 31, 2020:

	Total Production (unaudited)						Buenaventura’s Equity Share of Production
UNIT	Buenaventura’s Equity Ownership	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)	Silver (oz.)	Gold (oz.)	Lead (t)	Zinc (t)	Copper (t)
Orcopampa	100%	9,069	41,129				9,069	41,129
Uchucchacua	100%	5,000,312		5,151	5,223		5,000,312		5,151	5,223
Julcani	100%	1,676,731	315	408		127	1,676,731	315	408		127
Tambomayo	100%	1,668,582	63,477	6,550	5,266		1,668,582	63,477	6,550	5,266
El Brocal	61.43%	3,508,585	11,852	20,066	54,909	30,608	2,155,324	7,280	12,326	33,731	18,802
La Zanja	53.06%	84,641	17,228				44,911	9,141
Coimolache	40.10%	699,361	106,017				280,409	42,507
Yanacocha	43.65%	2,140,361	340,052				934,268	148,433
Cerro Verde	19.58%	3,384,056				371,992	662,598				72,836
Total Production	100%	18,171,697	580,069	32,175	65,399	402,727	12,432,202	312,282	24,436	44,221	91,766

Compañía de Minas Buenaventura S.A.A., a sociedad anónima abierta (publicly held corporation) under the laws of Peru, was originally established in 1953 as a corporation (sociedad anónima) under the laws of Peru. Our registered office is located at Las Begonias 415, 19th floor, Lima 27, Peru, telephone no. 511-419-2500. Our website may be found at http://www.buenaventura.com. The information on our website is not a part of, and is not incorporated into, this document.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by the Company are available to the public on the SEC website at www.sec.gov (commission file number 1-14370).

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru, in order to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs which were designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja, Breapampa and Tambomayo mines. In addition, we made significant equity investments in Yanacocha, which operates an open-pit gold mine in Peru, Cerro Verde, which operates an open-pit copper mine in Peru, and Coimolache, which owns the Tantahuatay gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold, silver and copper.

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

Maintaining an Active Exploration Program

During the years ended December 31, 2020, 2019 and 2018, we spent US$8.5 million, US$11.9 million and US$36.3 million, respectively, on “exploration in non-operating areas” and US$28.0 million, US$44.2 million and US$89.7 million, respectively, on “exploration in operating units.” Our “exploration in non-operating areas” mainly focused on the Emperatriz exploration projects. Such amounts were lower than in 2019 due mainly to the COVID-19 pandemic. Our “exploration in operating units” were mainly focused in the Tambomayo, Uchucchacua and Colquijirca units.

In 2021, we intend to invest approximately between US$40.0 and US$50.0 million in exploration in operating units (mainly in Tambomayo, Orcopampa, Uchucchacua and El Brocal) and between US$10.0 and US$20.0 million in exploration in non-operating areas.

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

Capital Expenditures

Our capital expenditures during the past three years have related principally to the acquisition of new mining properties, construction of new facilities and renewal of plant and equipment, excluding cost for mine closures and rights of use asset, during a given period. Capital expenditures relating to exploration are not included in the table below and are discussed separately in “B. Business Overview— Exploration.” Our presentation of capital expenditures may not be comparable to other similarly titled measures used by other companies. Set forth below is information concerning capital expenditures incurred by us in respect of each of our principal operating mines (not including capital expenditures for administrative purposes or other non-mining or non-energy subsidiaries) and by category of expenditure:

	Year Ended December 31,
	2018	2019	2020

	(US$ in thousands)
Colquijirca and Marcapunta	29,572	28,298	23,955
San Gabriel	6,419	10,315	14,852
Uchucchacua	18,429	31,479	10,443
Molle Verde	10,722	16,179	9,796
Río Seco	1,816	1,443	4,611
Tambomayo	18,858	9,641	3,531
Orcopampa	6,225	1,323	1,064
Julcani	2,984	1,559	1,059
La Zanja	13,159	1,629	825
Huanza	7	223	271
Conenhua	111	-	100
Mallay	1,810	-	-
Others	1,158	538	1,039
Total (1)	111,270	102,627	71,546

	Year Ended December 31,
	2018	2019	2020

	(US$ in thousands)
Fixed assets	836	716	239
Work in progress	67,096	44,319	27,322
Development costs	43,338	57,592	43,985
Total	111,270	102,627	71,546

(1)	Excluding additions of costs for mine closures of US$61.2 million, US$26.7 million and US$31.6 million and right of use assets of US$0 million US$3.7 million and US$6.2 million during a given period as of December 31, 2018, 2019 and 2020, respectively.

We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$80 to US$95 million for capital expenditures for 2021.We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.	Business Overview

We mainly produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Tambomayo, Uchucchacua, Julcani, La Zanja and Colquijirca-Marcapunta mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde, Yanacocha and Coimolache are not included in these production figures.

	Year Ended December 31 (Unaudited) (1)(2)
	2018	2019	2020
Gold (oz.)	338,189	191,281	134,000
Silver (oz.)	26,264,109	20,288,743	11,947,919
Zinc (t)	76,119	72,397	65,399
Lead (t)	44,972	49,803	32,175
Copper (t)	46,400	43,578	30,735

(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.

(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view explorations as our primary means of generating value for our shareholders, and we maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2020, 2019 and 2018, we spent US$8.5 million, US$11.9 million and US$36.3 million, respectively on “exploration in non-operating areas” investments and US$28.0 million, US$44.2 million and US$89.7 million, respectively on “exploration in operating units” investments mainly focused in the Tambomayo, Uchucchacua and Colquijirca mining units.

During 2021, we expect to invest approximately US$40.0 to US$50.0 million in these exploration activities.

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

We have active joint venture exploration agreements with other mining companies, including Newmont Peru S.R.L., Minera Barrick Misquichilca, Southern Copper Corporation, Regulus Resources, Alianza Minerals and Minera Bateas. Additionally, we now hold 19.3% of the current outstanding shares of Tinka Resources Limited. Consequently, we have access to promising mining projects through exploration of our own mining properties as well as third-party properties while sharing the exploration and development risks with recognized partners, and increasing our exposure to new exploration technologies, while expanding our knowledge and experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2018, 2019 and 2020.

Exploration	Buenaventura’s Effective Participation	Property Hectares	Observed	Total Exploration Expenditures During

Projects (1)(2)	at March 31, 2021		Mineralization	2018	2019	2020

					(US$ in millions)
Yumpaq	100.00%	7,147	Silver, Lead and Zinc	18.05	2.53	-
San Gabriel	100.00%	7,700	Gold, Silver and Copper	0.93	0.08	-
Ccelloccasa	100.00%	1,985	Gold and Silver	0.33	0.03	0.19
Don Jorge	100.00%	7,481	Silver, Lead and Zinc	-	-	0.1
Mayra	100.00%	4,767	Silver, Gold	-	-	-
Gaby	100.00%	800	Silver, Gold	0.08	-	-
San Gregorio	61.43%	4,303	Zinc	-	-	-
Emperatriz	53.06%	466	Copper, Gold and Silver	3.17	2.23	4.60
Other minor				13.75	7.01	3.58
Total exploration in non-operating areas				36.31	11.88	8.47

(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.

(2)	Only includes explorations conducted by Buenaventura.

The following table lists the mines in which we directed our principal explorations efforts, mineralization of each mine and the exploration expenditures for 2019 and 2020.

Operating Units	Observed Mineralization	Total Exploration Expenditures During 2019		Total Exploration Expenditures During 2020
		Total	Buenaventura	Total	Buenaventura

		(US$ in millions)		(US$ in millions)
Tambomayo	Gold	11.61	11.61	7.15	7.15
Uchucchacua	Silver, Lead and Zinc	8.92	8.92	6.73	6.73
Colquijirca	Copper, Zinc, Lead and Silver	8.73	8.73	5.79	5.79
Orcopampa	Silver and Gold	9.04	9.04	5.20	5.20
Julcani	Silver	5.86	5.86	3.17	3.17
Total		44.16	44.16	28.04	28.04

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2020.

Exploration Projects in Non-Operating Areas

Yumpaq. The Yumpaq project is located four kilometers northeast of the Uchucchacua mine. This project is an epithermal silver-manganese deposit hosted by Cretaceous limestone. Mineralization is structurally influenced by the Cachipampa fault, which also influences significant areas of silver mineralization at the Uchucchacua mine. In 2021, we plan to explore the southwest extension of the Camila vein and other veins.

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly-owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper and gold deposits.

The pre-feasibility study by M3 was completed in 2020. The construction of the metallurgical laboratory at site was postponed to 2021 due to the COVID-19 pandemic. On-site leaching tests are expected to restart during 2021 and completed in 2022. The “Linea Base” of the Environmental Impact Assessment has progressed significantly and we expect delivery to the relevant authority in the second half of 2021.

As of December 31, 2020, Trapiche had ore reserves of 283,200 thousand metric tons at 0.51% Cu. This represents 1,444 thousand copper metric tons.

San Gabriel. The San Gabriel project is wholly-owned by Buenaventura.. The project is located in the Moquegua region in southern Peru. This deposit is an intermediate sulfidation deposit hosted by the diatreme breccia body at the sediment-intrusive contact.

During 2020, the geological model was reevaluated. As part of this reevaluation, 91,913 meters of drill core were re-logged and a new geological model was completed at the end of October. Based on this model, a resources update has been delivered to SRK (Peru) for validation. In 2021, we plan to invest US$ 1.67 million to explore other targets around the Canahuire breccia.

As of December 31, 2020, San Gabriel had ore reserves of 11,576 thousand metric tons at 0.15 Au Oz/MT and 0.24 Ag Oz/MT. This represents 1,741 thousand gold ounces and 2,724 thousand silver ounces.

San Gregorio. San Gregorio is located four kilometers south of the Colquijirca mine and consists of carbonate-hosted epithermal zinc-lead deposits. We continued with our efforts to reach an agreement with the local community to re-activate exploration activities.

Ccelloccasa. During 2020, the “Consulta Previa” with local communities was not possible due to the restrictions caused by the COVID-19 pandemic. We expect to continue the “Consulta Previa” in 2021.

Don Jorge, The Project is located in the Puno department and consist of 7,481 hectares of mining concessions. The project consists of series of polymetallic-silver rich veins. By 2021, we expect to obtain all the environmental permits.

Tambomayo. Despite receiving approval from the necessary environmental authorities, we were unable to operate the diamond drilling program under the Mayra and Gaby projects due to social conflicts. We are working with local governments to reinstate exploration programs under these projects.

Exploration in Operating Areas

Orcopampa. During 2020, our explorations were focused on a new vein called “Ramal 4”, which is part of the Pucara vein system. Diamond drilling has defined two ore-shoots with high-grade gold mineralization between 3,690 and 3,440 mine levels. In 2021, we will continue exploring this structure as well as infill-drilling program between 3,690 and 3,540 mine levels. In addition, we will conduct an underground exploration program in the 3,540 mine level to explore other six targets related to the Pucara vein system.

Tambomayo. In 2020, underground exploration focused on the western extension of the Mirtha vein (e.g., Gisela-Catalina, Mirtha Sur). Drilling identified discontinued and narrow veins with sub-economic silver grades. Finally, we explored the nearmine Mirtha W project with no positive results. For 2021, underground exploration program will focus on the Mirtha W, Olivia NE and Soledad veins. We also expect to drill the nearmine project, Los Diques.

Uchucchacua. In 2020, the exploration and new resource development was focused in the deepest part of the Gina-Socorro vein, between de 3,610 and 3,510 mine level. Drilling results show continuity of high silver grades with slightly narrower widths. In 2021, we will continue with the infill drilling in Gina-Socorro in order to transform new resources into reserves. In addition, we have defined four new underground exploration areas close to the mine. Finally, we will continue with the exploration tunnel in the 3,610 mine level, which will integrate the Uchucchacua mine with the Yumpag project.

Competition

We believe that competition in the metals market is based primarily upon cost. One of Buenaventura’s competitive advantages is that it has a diversified portfolio in terms of commodities (which include gold, silver, copper, zinc and lead) and in a number of assets (with 10 mining operations located in different regions of Peru). Additionally, Buenaventura’s long term business plan relies on three main drivers of value: its portfolio of operations, its portfolio of projects (seeking organic growth with a disciplined capital allocation) and, finally, Buenaventura’s position as a ‘partner of choice’ for several other companies in the mining sector in Peru. We also compete with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

We also sell refined gold, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2020, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus adjustments in price for treatment and refining charges and can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price, and that are incurred after the time of sale of the applicable concentrate.  We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

Sales of Metal Concentrates

All of our metal production is sold to smelters and traders, either in concentrate or metal form, such as gold-silver concentrate, silver-lead concentrate, zinc concentrate, lead-gold-copper concentrate, gold-copper concentrate and gold and silver bullion. Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the U.S. Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange (“LME”) settlement prices for the specific metal, less certain allowances. Sales of concentrates and metal allow for price adjustments based on their market price at the end of the relevant quotational period (QP), generally being the month of, the month before, or the month following the scheduled month of shipment or delivery according to the terms of the contracts. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the QP, based on the spread between the actual price at the end of the QP and the agreed contractual average prices; this is considered a variable portion of the consideration. Changes in the price during the QP are recognized in the ” Sales of goods” caption.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2021 are set forth below:

	Gold		Silver
	Average Annual Market Price	Our Average Annual Price(1)	Average Annual Market Price	Our Average Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2019	1,392.6	1,405	16.2	16.36
2020	1,769.6	1,842	20.5	22.14
2021 (through March 31, 2021)	1,799.8	1,726	26.3	26.98

(1)	Our average annual price includes only the consolidated average annual price from our mines.

(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3)	Average annual silver prices are based on London Spot prices.

Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2021 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2019	2020

	(US$ in thousands)
Gold	254,194	229,590
Silver	298,171	230,498
Lead	89,141	48,426
Zinc	149,317	120,546
Copper	238,304	181,311

(1)	Does not include commercial deductions for refinery charges and penalties incurred in 2020 of US$179.7 million and in 2019 of US$220.4 million.

Approximately 41.29% and 38.56% of our concentrate and gold bullion sales in 2019 and 2020 (without considering adjustments to prior periods liquidations, fair value from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales of concentrate and gold bullion from our mines and gold bullion that was sold to our various customers from 2019 to 2020.

	Percent of Concentrates and Gold Bullion Sales
	2019	2020
Export Sales:
Asahi Refining Canada Ltd and Asahi Refining USA Inc.	21.12	25.92
Berzelius Stolberg GMBH	1.66	4.03
Cliveden Trading AG	3.67	3.34
Daye Qiansheng (HK) Investment Trading Limited	2.26	2.12
Axaya AG	–	1.26
MCC Non Ferrous Trading LLC	0.75	0.87
Others	11.83	1.01
Total Export Sales	41.29%	38.56%

Domestic Sales:
Andina Trade S.A.C.	3.26	3.65
Glencore Peru S.A.C.	16.27	16.02
Trafigura Peru	24.77	23.28
Sudamericana Trading SRL	0.64	0.18
IXM Trading Peru S.A.C. (formerly Lois Dreyfus Commodities Peru S.R.L)	11.35	15.52
Others	2.42	2.79
Total Domestic Sales	58.71%	61.44%
Total Sales	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2021 to 2023:

	Wet tons	Wet tons	Wet tons
Concentrate	2021	2022	2023
Uchucchacua’s Silver-Lead	30,000	53,500	27,500
Uchucchacua’s Zinc	30,000	24,200	30,000
Uchucchacua’s Silver	10,000	-	-
Julcani’s Silver-Lead (1)	2,800	2,200	-
Julcani’s Silver	1,600	-	-
Tambomayo’s Silver-Lead	18,500	13,000	10,000
Tambomayo’s Zinc	15,800	11,500	7,000
El Brocal’s Copper	209,000	246,000	224,000

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus deductions.

(1)	Represents committed sales volumes from 2021 to 2022.
(2)	Represents committed sales volumes for 2021.

We also sell refined gold, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2020, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

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

From January to December 2020, El Brocal had outstanding hedging commitments amounting to 11,250 fines tons of copper at an average fixed price of US$6,307 per ton.

Regulatory Framework

Mining and Processing Concessions

In Peru, as in many other countries, surface land is owned by private landowners, while the government retains ownership of all subsurface land and mineral resources. Our right to explore, exploit, extract, process and/or produce silver, gold and other metals is granted by the Peruvian government in the form of mining and processing concessions. The rights and obligations of holders of mining concessions, provisional permits and processing concessions and other similar matters are currently set forth in the General Mining Law (Single Unified Text approved by Supreme Decree 014-92-EM), which is administered by MEM.

Pursuant to the General Mining Law, filers of mining claims must obtain a mining concession before they start any mining activity. Depending on the applicable regime, applications for mining concessions must be filed with the regional mining directors of each regional government where the mining concession is located (artisan and small scale miners); or with Instituto Geológico Minero y Metalúrgico the Geological, Mining and Metallurgical Institute of Peru INGEMMET (general regime).

Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law and applicable regulations. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare, or payment of a penalty when applicable. Failure to achieve annual production targets will result in a penalty. Failure to achieve annual production targets will result in a fine. Failure to pay concession fees or fines for two consecutive years in any mining concession will result in the cancellation of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty years beginning on January 1, 2009 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

Our and Yanacocha’s processing concessions enjoy the same duration and tenure as our mining concessions, subject to payment of a fee based on nominal capacity of the applicable processing plant. Failure to pay processing fees for two consecutive years will result in the cancellation of the processing concessions.

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

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require us to obtain easements or other rights from private landowners that own the surface land above the mineral resources that we intend to explore or mine. Supreme Decree No. 042-2017-EM requires us to obtain such easements or other rights before commencing exploration activities. We have been actively seeking to acquire land surface rights, easements for land containing prospective geological exploration target sites, deposits that can be exploited in the future and areas suitable for plants or facility sites. Regarding processing concessions, Article 82 of Supreme Decree Nº 020-2020-EM, Regulation for Mining Proceedings, in force and effect since August 9, 2020, requires holders of such concessions to own the land underlying the concession or to have the authorization of the owner of the land. We have been actively seeking to acquire land surface deposits that can be exploited in the future and areas suitable as plant or facility sites

The possibility of developing mining activities in an urban area or urban expansion area is linked to the compatibility of such areas and mining activities. The Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations set forth procedures for the granting of mining rights in urban and urban expansion areas. To grant a mining concession in an urban area and an urban expansion area, MEM is required to receive the approval of the council of the applicable provincial municipality. The council has sixty days to issue its decision. Mining concessions in urban expansion areas are granted for 10-year terms, which may be renewed by MEM subject to the approval of municipal authorities, but cannot exceed 100 hectares.

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

COVID-19 pandemic

In response to the COVID-19 pandemic, the Peruvian government issued Supreme Decree N° 044-2020-PCM, as amended, declaring a state of national emergency and halting social mobility. As of March 16, 2020, mining activities were initially permitted, however, only critical operations were allowed which did not include exploration, exploitation, processing and mining transportation.

Supreme Decree N° 080-2020-PCM, which modified Supreme Decree N° 044-2020-PCM on May 3, 2020, allowed the gradual resumption of economic activities, including large-scale mining. Nevertheless, recovery was not automatic because the companies were obligated to file a monitoring plan with the relevant governmental authority (e.g., the Ministry of Energy and Mines). Relevant governmental authority approval was required to register these monitoring plans on the Ministry of Health web portal, SICOVID.

The “Health Protocol for the implementation of prevention and response measures against COVID-19 in the activities of the Mining Subsector, the Hydrocarbons Subsector and the Electricity Subsector,” approved by means of Ministerial Resolution N° 128-2020-MINEM/DM, determined the structure of the monitoring plan that shall be prepared and submitted by mining companies and their workers and/or contractors that work or provide services in all activities of the mining subsector.

On June 4, 2020, Supreme Decree N° 101-2020-PCM, allowed companies to conduct exploration and exploitation activities, including processing, transportation, storage and mines closure regarding large, middle and small mining.

To address environmental matters during the COVID-19 pandemic, the government issued Urgency Decree N° 026-2020 and Urgency Decree N° 029-2020, suspending deadlines for administrative and judicial procedures with government entities. This decree was extended through June 10, 2020. Legislative Decree N° 1500, issued on May 11, 2020, outlined companies’ compliance with environmental obligations during the pandemic. It allowed companies – including those in the mining sector – to suspend environmental obligations. Such disposition of obligations were later included in R.C.D. 008-2020-OEFA/CD, issued by OEFA, the environmental enforcement agency that regulates environmental obligations and supervises compliance during the pandemic.

According to such regulations, supervision of environmental obligations is linked to the monitoring plan registered by companies on SICOVID. We and our associated companies are in compliance with all COVID-19-related regulations when conducting mining activities.

The term of the state of national emergency imposed by the government through Supreme Decree N° 044-2020-PCM was extended several times and finally ended on November 30, 2020. However, a new state of national emergency was imposed by the government on November 30, 2020 through Supreme Decree N° 184-2020-PCM, starting on December 1, 2020. Under this new decree and its extensions, all mining activities are allowed.

In this regard, by means of Supreme Decree N° 007-2021-EM, published on April 1, 2021, the Ministry of Energy and Mines issued a special measure related to the environmental management instruments of the mining sector. These regulations establish the reprogramming of mining activities and their respective environmental measures, commitments and obligations assumed in the approved Environmental Impact Assessments, Complementary Environmental Management Instruments and their modifications, up to a maximum period of twelve (12) months, counted from the presentation of the reprogramming plan before the competent environmental authority, without implying the modification, reduction and/or incorporation of environmental measures, commitments and/or obligations assumed in the aforementioned studies and instruments, in response to the State of National Emergency for the impact of COVID-19 and the health emergency. The measure is applicable for those activities that could not have been developed due to the impact of the pandemic.

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

In May 1993, the regulation for environmental protection under mining and metallurgical activities (reglamento para la proteccion ambiental en la actividad minero - metalúrgica), was published and approved by Supreme Decree No. 016-93-EM. This regulation required every mining unit that began operations before May 1993 to file a Preliminary Environmental Assessment (“EVAP”) followed by a Program for Environmental Adequacy and Management (“PAMA”). Additionally, an EIA had to be submitted for any new operations. In 2014, this regulation was repealed by Supreme Decree No. 040-2014-EM (reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero), approved on November 12, 2014, which regulates mining production, processing, labor, transportation and storage and sets forth a new set of requirements for these activities. Going forward, social and technical teams from MEM will gather the baseline information to regulate these activities. Early involvement by the regulatory authority in environmental assessments processes is expected to shorten approval times.

In 1996, MEM also issued regulations that establish maximum permissible levels (“LMPs”) of (i) liquid effluents emissions and (ii) elements and compounds present in gaseous emissions resulting from mining activities. Mines and processing plants that were in operation before May 1993 were required to comply with LMPs within 10 years and in the meantime, operators were required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMPs. The first General Water Law was enacted in 1969. In 2008 and 2010, MINAM enacted new water quality standards and new LMPs for liquid effluents, and, in 2009, all Peruvian mining companies were required to submit updated environmental management plans that complied with water quality standards and new LMPs for liquid effluents to MEM. By the end of 2015, Supreme Decree No. 015-2015 - MINAM (the “2015 Decree”) was enacted, modifying water quality standards for designated beneficial uses which apply to mining companies, including Yanacocha, and establishing supplementary provisions related to compliance. In 2017, Environmental Quality Standards (Estándares de Calidad Ambiental) (“ECAs”) for water were modified by Supreme Decree No. 004-2017-MINAM. Permissible maximum limits approved in 2010 are still valid.

The criteria of the 2015 Decree modified the in-stream water quality criteria pursuant to which Yanacocha had been designing water treatment processes and infrastructure, and therefore in February 2017, Yanacocha submitted its proposed modification (PIA) to the previously approved Environmental Impact Assessment to the Mining Ministry (“MINEM”), which remained under review in 2020 and evaluation is expected to take place later in 2021. With the approval of a separate EIA, the new water quality criteria and standards for beneficial uses will go into effect in 2024. Yanacocha expects to adapt the PIA submission in order to reflect these new standards. In the event Yanacocha is unsuccessful in implementing the modifications in compliance with the new regulations and deadlines, it could result in fines and penalties relating to potential intermittent non-compliant exceedances. In addition, if accepted, the treatment options may result in increased costs. These impacts may adversely impact the future cost and financial performance of Yanacocha’s operations.

In May 2008, the MINAM was created by Legislative Decree No. 1013. MINAM’s main functions include formulating and implementing policies and regulations related to environmental matters and pollution control, including regulation of air and water quality standards, through supervision and education.

On March 26, 2013, Supreme Decree No. 002-2013-MINAM regarding soil quality became effective. It approved the ECAs for soils, or “Standards,” which are applicable to any project or activity that may generate an environmental impact. Subsequently, on March 25, 2014, supplementary provisions for the application of the standards were approved through Supreme Decree No. 002-2014-MINAM. Projects operating at the time those regulations came into force were required to submit the first phase of soil characterization within twelve months of the passage of the decree. Buenaventura and its associated companies submitted this information within the required time.

In 2017, new ECAs for soils were approved by Supreme Decree No. 011-2017-MINAM, replacing the ECAs approved by Supreme Decree No. 002-2013-MINAM. The new ECAs are applicable to new environmental assessments that are required to carry out future mining activity in accordance with the mining regulations. With respect to the environmental assessments that were approved prior to the approval of the new ECAs, Supreme Decree No. 002-2013-MINAM will remain applicable and the new ECAs will only be enforced when the approved environmental assessments need to be modified or updated. In 2017, Supreme Decree No. 012-2017-MINAM replaced Supreme Decree No. 002-2014-MINAM, approving new supplementary provisions for application of the new ECAs. Buenaventura and its associated companies have taken into consideration all new environmental regulations when executing its mining activities.

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

In addition, in December 2017, a new regulation for Solid Waste Management was approved by Supreme Decree No. 014-2017-MINAM which brought into force the new Law for Integral Management of Solid Waste, approved by Legislative Decree No. 1278 in December 2016. This resulted in new regulations for all extractive productions and services in Peru, including mining, which prioritize the material and energy recovery of solid waste through different methods, including recycling, reuse and co-generation

Regulations governing mining explorations. In May 2008, the Peruvian government enacted Supreme Decree 020-2008-EM, which governs mining exploration activities and related matters. At the end of 2017, this Supreme Decree was modified by a new regulation for exploration activities. Under Supreme Decree 042-2017-EM, exploration activities fall into two categories: Category I and Category II. Category I exploration activities are those involving no more than 40 drilling platforms or affecting a surrounding area measuring less than 10 hectares in size, while Category II exploration activities are those involving between 40 and 700 drilling platforms and affecting an area measuring greater than 10 hectares. For Category I exploration activities, an Environmental Impact Statement (Declaración de Impacto Ambiental) (“DIA”) is required. For Category II exploration activities, a semi-detailed DIA (“sdDIA”) that incorporates technical, environmental and social matters is required. In addition, the new regulation requires an Environmental Technical Report (Ficha Técnica Ambiental) (“FTA”), which is a complementary environmental assessment for exploration activities that do not have significant negative impacts. Exploration activities must start within twelve months following the date that the DIA or sdDIA is approved. The DIA, the sdDIA and the FTA, as applicable, must be approved before exploration activities begin. Any commitments assumed by mining companies in a DIA, sdDIA or FTA are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that the holder of mining concessions will perform specified closure and post closure activities during exploration programs. In addition, fines can be imposed if exploration programs begin before the DIA, the sdDIA and the FTA are approved, and the approval of environmental assessments for exploration activities performed within protected natural areas requires the approval of the competent authority. Exploration in Prehispanic Archeological Sites (referred to in Supreme Decree No 004-2000-ED) is forbidden unless expressly authorized by the Ministry of Culture.

In May 2008, MEM also enacted Supreme Decree No 028-2008-EM, which regulates the citizen participation process within the framework of environmental permit approval. The DIA and sdDIA provide local communities with an opportunity to engage actively in this process.

The regulation for exploration activities Supreme Decree No. 042-2017-EM, was modified by Supreme Decree No. 019-2020 - EM. The most important changes are: the Ministry de Energy and Mines allows the positive administrative silence for FTA, additional assumptions for Prior Communication, the determination of a deadline to OEFA which must conduct the final closure inspection and the rules modifications of Citizen Participation for the FTA.

The following DIAs and sdDIAs were approved in 2020:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Trapiche	1st ITS sdDIA 5th Modification	128-2020-MINEM/DGAAM	September 28, 2020

Coimolache
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Coimolache	2nd ITS sdDIA Cienaga	129-2020/MINEM-DGAAM	September 28, 2020
La Zanja	3rd ITS sdDIA 9th Modification	074-2020/MINEM-DGAAM	August 10, 2020

Regulations Promoting Investments. Supreme Decree 054-2013-PCM was passed to promote investment projects. It allows companies to submit a supporting technical report, ITS (Informe Técnico Sustentatorio), to modify ancillary components, capacity expansions, or introduce technological improvements in exploration and exploitation activities. SENACE (EIAd) and MEM (DIA and sdDIA) will then issue a compliance waiver within no more than 15 working days from the date of submission. This should facilitate the approval of environmental assessments for our new exploration projects and simplify the issuance of certificates of non-existence of archeological remains required for mining projects. In 2020, three ITSs were approved. It is important to mention that in March 2020, Supreme Decree No. 005-2020-EM modified the Supreme Decree No. 040-2014-EM. Some of the key modifications includes:(i) mine components that generates low environmental impacts through prior communication do not need to submit a modification to the IGA for approval; and (ii) extend the possibility to submit ITS more than three times for changes in main components.

On December 28, 2015, the Servicio Nacional de Certificación Ambiental (“SENACE”), which operates under the auspices of MINAM, took responsibility for the assessment and approval of detailed EIA (EIAd) submitted by private, public, or mixed-capital organizations. This development is consistent with the expansion of MINAM’s technical and regulatory capacities. In 2020, EIAs for Yumpaq and Trapiche were prepared under SENACE supervision.

Finally, the Environmental Baseline Elaboration Guidelines (Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental– SEIA) and the Identification and Characterization of Environmental Impacts Guidelines (Guía para la Identificación y Caracterización de Impactos) were approved by Ministerial Resolution No. 036-2018-MINAM in 2018.

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

In 2017, our Closure Plans were approved by MEM for all of our mines and advanced explorations activities.

The following mine closure plan modifications were approved in 2020:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Orcopampa	Closure Plan 7th Modification	075-2020/MINEM-DGAAM	July 13, 2020
Julcani	Closure Plan 7th Modification	146-2020/MINEM-DGAAM	November 4, 2020
Tambomayo	Update	164-2020/MINEM-DGAAM	December 1, 2020
Mallay	Closure Plan 6th Modification	165-2020/MINEM-DGAAM	December 1, 2020

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

We anticipate additional laws and regulations relating to environmental matters will be enacted over time. The development of more stringent environmental regulations in Peru could impose additional constraints and additional costs on our operations that would require us to make significant additional capital expenditures in the future. Although we believe that we are substantially in compliance with all known and applicable environmental regulations, there is no assurance that future legislation or regulatory developments will not have an adverse effect on our business or results of operations.

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

At the start of the COVID-19 pandemic in 2020, the Peruvian Central Government did not make adequate accommodations and legal modifications for the use of digital tools which, consequently, interrupted the prior consultation process. However, the Peruvian Central Government made efforts to include additional mechanisms for some procedures with established COVID protocols. Additionally, the process has been delayed by local indigenous communities’ involvement of political leaders to communicate the desire for and expectation of increased benefits for their respective communities. We expect this to delay the advance in the San Gabriel project where we have an ongoing process in the fourth stage, and in Yumpaq and Ccelloccasa.

Mine/Project	Type of Study	Administrative Measure
San Gabriel	EIA	Processing concession Authorization to initiate exploitation activities
Yumpag	sdDIA 2nd Modification	Authorization to initiate exploration
Celloccasa	DIA	Authorization to initiate exploration

Permits

We believe that our mines and facilities have all necessary material permits to operate. All future exploration projects will require a variety of permits. Although we believe the permits for these projects can be obtained in a timely fashion, permitting procedures are complex, time-consuming, and subject to potential regulatory delay. We cannot predict whether we will be able to renew our existing permits or whether material changes in existing permitting conditions will be imposed. Non-renewal of existing permits or the imposition of additional permitting conditions could have a material adverse effect on our financial condition or results of operations. Moreover, the COVID-19 pandemic slowed down the permitting process all through the mine lifecycle, further delays are to be expected.

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

Mining companies that are a party to mining stabilization agreements are not required to pay a mining royalty during the tenure of their stabilization agreements. Although we are not party to any stabilization agreements, Yanacocha currently has effective stabilization agreements for the Yanacocha, La Quinua and Maqui Maqui mines.

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

Safety

During 2020, we experienced 226 reportable injuries (considers Buenaventura, its subsidiaries and Coimolache), including 0 fatal injuries, compared to two fatal injuries in 2019. Under Peruvian legislation, reportable injuries include: accidental injuries resulting in lost-time, fatal accidents, accidents that require medical treatment or result in a loss of consciousness, an inability to perform all job duties on any workday after the injury or the temporary assignment or transfer to another job. Injuries involving first-aid only are not reportable as they are considered minor accidents. Starting in 2017, we expanded classifications parameters to account for lost time due to injuries and external non-mining projects (public roads, health and education facilities constructions) all of which were reported to the Bureau of Labor.

At Buenaventura, we believe that safety is an inherent part of every process, rather than something separate. This means that Safety management is the responsibility of the operational officer in charge of each respective process. Safety is part of our quality indicators and a crosscutting value throughout the Company.

The accident rate fell to 0.16, 90% lower than in 2019 (1.66). One contributing factor has been the reduction of high-risk works between March and June due to the COVID-19 pandemic.

In light of these results, we must continue to work hard and allocate resources to ensure sustainability through a Critical Risk management approach (operational controls) and the Pact for Life (change in beliefs).

The table below shows Accident Rates based on the number of fatal and lost time accidents (Frequency) and days lost (Severity). The table shows a decreasing trend for Accident Rates between 2019 (1.66) and 2020 (0.16).

Our main activities included the following:

○	Tightening of relationships with unions through awareness-raising sessions called “A Partnership for Life: Together We Can Achieve Sustainable Results.”

○	Reinforcement of BVN and contractor employees’ personal commitment through the activities of the “Pact for Life” program.

○	Deployment of the “Critical Risk Management” initiative, focused on the prevention of fatal accidents and permanent disabling accidents through the implementation of engineering controls.

○	Involvement of all supervision levels, workers and unions through the Participatory Safety approach.

○	Improved efficiency of corrective actions by prioritizing operational engineering controls and by applying ICAM’s accident investigation methodology.

We keep on working towards the achievement of a Safe Production Culture that involves the entire personnel of Buenaventura.

C.	Organizational Structure

As of March 31, 2021, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

†	All entities in this chart, with the exception of Minera Julcani S.A. de C.V. (which is organized in Mexico) and Tinka Resources Limited (which is organized in Canada) are incorporated in Peru.

*Compañía Minera Condesa S.A. holds 21,160,260 Common Shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.70% of our total Common Shares.

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, our wholly-owned subsidiary, is a mining and facilities holding company with both direct and indirect ownership participation in Yanacocha. As a partner in Yanacocha, Condesa shares responsibility for the investments made in the Yanacocha mine. In addition, Condesa holds an equity interest in S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) and, as a result, receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma in an amount equal to its ownership interest. Condesa also holds a 7.70% interest in Buenaventura.

Sociedad Minera Cerro Verde S.A.A.

Buenaventura holds a 19.58% interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976, and was previously owned by the Peruvian government before its privatization in 1993. Freeport-McMoRan Inc., which is the operator, holds a majority interest in Cerro Verde.

S.M.R.L. Chaupiloma Dos de Cajamarca

Chaupiloma is a Peruvian limited liability company that holds all mining rights for the areas mined by Yanacocha. Chaupiloma receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. We own, directly and indirectly, through our interest in Condesa, a 60% interest in Chaupiloma. Newmont Peru owns the remaining 40% equity interest.

Consorcio Energético Huancavelica S.A. / Empresa de Generación Huanza S.A.

Conenhua is an electrical transmission company that provides electricity to our operations through its transmission facilities. We own 100% of Conenhua and manage its operations. To secure a reliable energy supply from a clean and renewable source for our direct operations and projects at competitive prices, Conenhua, through its subsidiary Empresa de Generación Huanza S.A., or “Huanza,” was commissioned to construct a 90.6 megawatt capacity hydroelectric power plant in the valley of Santa Eulalia. This hydroelectrical plant began operating at full capacity in June 2014.

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

Ferrocarril Central Andino S.A and Ferrovias Central Andina S.A.

We hold a 10% interest in Ferrocarril Central Andino S.A, (FCCA) and Ferrovias Central Andina S.A. (FVCA). Both were incorporated in August 1999 and began operations in that year. FCCA, is an operating company (rail transport). FVCA, is the concessionaire of the central railroad, is dedicated to the infrastructure of the railroad.

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

Tinka Resources Limited

Buenaventura holds 19.3% of Tinka Resources Limited, an exploration and development company that owns 100% of the Ayawilca Project, located at Daniel Alcides Carrión, Pasco.

YANACOCHA

A.	History and Development of Yanacocha

Yanacocha was incorporated in Peru on January 14, 1992 and commenced operations in 1993. Yanacocha is currently engaged in the production, exploration, and development of gold under the mining concessions it owns or that are owned by Chaupiloma. Future projects could include the production, exploration, and development of copper as well.

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

The La Quinua Complex is currently mining material from the La Quinua Sur and the Tapado Oeste Layback and is scheduled to finish mining operations in 2021.

The Yanacocha Complex includes mined material from the Yanacocha Layback and Yanacocha Pinos, which are scheduled to finish operations in 2021, respectively. The Yanacocha Complex began operations in 1997 and has limited mining operations in recent years.

The Carachugo Complex and Maqui Maqui includes mined material from multiples mines that are no longer in operation and continued residual gold leaching. In addition, the Carachugo Complex includes processed material from the Quecher main project, which is a new open pit within the existing footprint of Yanacocha which began operating in October 2019. This project will add oxide production at Yanacocha and will extend the life of the Yanacocha operation to 2027.

In 2020, Yanacocha produced 340,052 ounces of gold, compared to 527,336 ounces of gold produced in 2019. Gold ounces produced decreased 36% primarily due to lower mill throughput because the site was placed on care and maintenance and due to lower leach production driven by lower tons placed on the leach pad.

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

Description of Yanacocha’s Operations

Yanacocha’s mining activities encompass 246,169 acres (99,621 hectares) that are covered by 160 mining concessions. Yanacocha holds the mining rights related to 53,956 acres (21,835 hectares), covered by 50 concessions. Chaupiloma holds the mining rights to the remaining acres and concessions and has assigned these mining concessions to Yanacocha. Each concession has an initial term of 17 to 30 years, which are renewable at Yanacocha’s request for an additional 17 to 20 year term.

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

Yanacocha and Chaupiloma each have mining concessions granted by Peru’s Geological, Mining and Metallurgical Institute. Mining concessions grant Yanacocha an exclusive and irrevocable right to carry out exploration and exploitation activities within a specified area. In order to maintain these concessions, Yanacocha must (i) obtain the appropriate permits and rights over the surface lands, (ii) pay annual license fees and (iii) comply with a minimum annual production obligation. For mining concessions granted prior to 2008, concessions will expire if the production obligations are not met by the end of 2038. Mining concessions granted on or after 2008 will expire if minimum production is not attained by 2038, but in the case of mining concessions that are in a situation of exploitation, expiration does not apply.

In Peru, a revised royalty and special mining tax was introduced in October 2011. This tax is dependent on whether or not a stabilization agreement is in effect and is based on a sliding scale, between 1% and 12%. A stabilization agreement was in effect through December 2018 for operations in the La Quinua Complex.

Quecher Main Project

This project has added oxide production at Yanacocha, leverage existing infrastructure and enable potential future growth at Yanacocha. First production was achieved in late 2018 and commercial production started on October 2019. The Quecher Main extends the life of the Yanacocha operation to 2027 with average annual gold production of about 200,000 ounces unaudited per year (on a consolidated basis) between 2020 and 2025. Development capital costs (excluding capitalized interest) since approval were US$193 million (US$96.8 million for the year 2019).

Conga Project

The Conga Project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and (or) development of new reserves, the reserve balances reported for Conga in 2014 were reclassified to mineralized material in 2015.

The Conga project has been the target of local political and community protests, some of which blocked the road between the Yanacocha mine and Conga project complexes and the City of Cajamarca in Peru and resulted in vandalism and equipment damage. While recently roadblocks and protests have diminished and focused on local political activism and labor disputes, the Company cannot predict whether similar or more significant incidents will occur in the future. The recurrence of significant political or community opposition or protests could continue to adversely affect the Conga Project’s development, other new projects in the area and the continued operation of Yanacocha.

Construction activities on the Conga project were suspended in 2011, at the request of Peru’s central government following protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project was reviewed by independent experts in an effort to resolve allegations around the environmental viability of Conga. This review concluded that the environmental impact assessment complied with international standards and provided recommendations to improve water management. Based on the Company’s internal project portfolio evaluation process, the Company does not anticipate developing Conga in the next ten years. Due to the uncertainty surrounding the project’s development timeline, the Company have allocated our exploration and development capital to other projects in its portfolio. As a result, the Conga project is currently in care and maintenance and the Company continues to evaluate opportunities to sell or find alternative uses for equipment and assets originally acquired for the Conga project. Should the Company be unable to develop the Conga project or conclude that future development is not in the best interest of the business, the Company may consider sale of the project to a third-party or other alternative for the project, which may result in a future impairment charge.

The Central Government of Peru continued to support responsible mining as a vehicle for the growth and future development of Peru in 2020. However, the Company is unable to predict whether the Central government will continue to take similar positions in the future.

Previous regional governments of Cajamarca and other political parties actively opposed the Conga project in the past. The Company is unable to predict the positions that will be taken in the future and whether such positions or changes in law will affect new projects at Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, as well as future protests, community demands and road blockages. The Company cannot predict future positions of either the Central or regional government on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on the Company‘s results of operations and financial position.

Should the Company be unable to develop the Conga project, the Company may have to consider other alternatives for the project, which may result in a future impairment charge. The total assets at Conga as of December 31, 2020 and 2019 were US$449.8 million and US$458.2 million, respectively.

Yanacocha Sulfides Project

This project represents a stream of sulfide resources development that will be achieved by processing high-grade metal dominant sulfide ores from Yanacocha Verde Phase 1 and Chaquicocha underground deposits within Yanacocha’s operational footprint, through an integrated process flow sheet that includes the addition of new flotation, pressure oxidation, neutralization, solvent extraction and electrowinning facilities. The Sulfides project is in the development stage, and the Company expects to begin construction of the project in the second half of 2021.

Environmental Matters

The Peruvian government agency responsible for environmental evaluation and inspection, Organismo Evaluacion y Fiscalizacion Ambiental (“OEFA”), conducts periodic reviews of the Yanacocha mine. From 2011 to 2020, the OEFA issued notifications of alleged breaches of Yanacocha's environmental standards and environmental management instruments, related to past supervisions. The Water Authority that is in charge of supervising the proper water administration has also issued notices of alleged regulatory violations in previous years. OEFA has resolved in its findings, no cases of environmental deterioration have been identified, as a consequence of malpractice in Yanacocha’s operation. The experience with OEFA, in the case of finding administrative responsibility to Yanacocha, results in a corrective action, in addition to imposing a fine that is calculated by the avoided cost capitalized on the date of issuance of the directorial resolution, multiplied by potential factors of environmental impact. The alleged violations which are currently pending resolution could entail fines ranging from zero to 3,667 tax units (“UITs”) with the Water Authority alleged violations ranging from zero to 10 UITs. Each UIT amounts to, approximately, US$1,210 based on the applicable exchange rate as of the date of this annual report. As a result, the potential for fines in matters pending resolution ranges from US$0 to US$4.45 million. Yanacocha is responding to all notifications of alleged violations, but cannot reasonably predict the outcome of the agency's allegations.

The Company has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

Conga Project Constitutional Claim. On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against the Ministry of Energy and Mines and Yanacocha requesting the Court to order the suspension of the Conga project as well as to declare not applicable the October 27, 2010, directorial resolution approving the Conga project Environmental Impact Assessment (“EIA”). On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds finding that: (i) plaintiffs had not exhausted previous administrative proceedings; (ii) the directorial resolution approving the Conga EIA is valid, and was not challenged when issued in the administrative proceedings; (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment and; (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above-mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proofs presented by the plaintiff. Yanacocha has answered the claim. Neither the Company nor Yanacocha can reasonably predict the outcome of this litigation. The Company has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

 Yanacocha Tax Dispute. In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the tax court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the tax court in favor of Yanacocha. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge was selected to issue a decision and the parties conducted oral arguments in April 2019. In early February 2020, the additional judge ruled in favor of the tax authority, finalizing a decision of the Peru Supreme Court against Yanacocha. As a result of the decision, the amount of $29 million was recognized during the first quarter of 2020, but Yanacocha filed two actions objecting to potential excessive interest and duplicity of criteria of up to $60 million and $81 million, respectively. It is not possible to fully predict the outcome of this litigation.

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

Management of Yanacocha

Executive Committee

Pursuant to the Yanacocha By-Laws, Yanacocha’s Executive Committee consists of six members, all of whom are appointed by the partners of Yanacocha. Tom Palmer is the Chairman of Yanacocha’s Executive Committee and Roque Benavides, our Chairman of the Board, serves as the Vice Chairman of Yanacocha’s Executive Committee. The Vice Chairman has the power to preside over the meetings of Yanacocha’s Executive Committee in the Chairman’s absence. The members of the Executive Committee are elected for a three-year term but may continue in their positions until the next election takes place and the newly elected members accept their positions. Alternate members are elected in the same manner as members and can act in place of and with all the authority of members when a member is unavailable, except that an alternate member may not preside over the meetings of Yanacocha’s Executive Committee. The Chairman has the right to cast the deciding vote in the event of a deadlock among Yanacocha’s Executive Committee.

General Manager/Management Agreement

The Yanacocha By-Laws provide that the Yanacocha Partners’ Meeting has the power to appoint and remove the Manager of Yanacocha; the Executive Committee has the power to appoint and remove other officers of Yanacocha, determine their duties and compensation and grant and revoke powers of attorney. Newmont Peru was named as Yanacocha’s Manager according to a publicly filed deed, and it continues to hold that position. Newmont Peru’s duties as Manager are defined in the Management Contract dated February 28, 1992, as amended, between Yanacocha and Newmont Peru (the “Management Contract”). Pursuant to the Management Contract, Newmont Peru is responsible for managing, conducting, and controlling the day-to-day operations of Yanacocha and keeping Yanacocha’s Executive Committee informed of all operations through the delivery of various written reports. The Management Contract was amended as of December 19, 2000. The amendment extends the term of the Management Contract for a period of 20 years starting at the date of amendment and provides that it may be extended for additional terms of 20 years upon request by Newmont Peru. Newmont Peru, however, may cancel the Management Contract by giving six months’ prior notice to Yanacocha. The Management Contract will be deemed terminated if, due to reasons attributable to the bad management of Yanacocha, except for reasons beyond its control, Newmont Peru is unable to substantially complete the agreed work programs. In exchange for its services as Manager, Newmont Peru receives remuneration of US$2 per ounce of gold production and its equivalent for copper production paid on a quarterly basis, which amount is expected to cover the overhead and administrative expenses for the management of the operations. Also, Newmont Peru may charge Yanacocha for the salaries of employees of Newmont Peru or its affiliates who are directly involved in the operation of Yanacocha.

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

Our Properties

Introduction

We currently have four wholly-owned operating mines (Orcopampa, Uchucchacua, Julcani, and Tambomayo) and controlling interests in three mining companies which operate the Colquijirca-Marcapunta, and La Zanja mines. We also own an electric power transmission company, an energy generation company, a chemical processing company, and an insurance brokerage company. We also have non-controlling interests in Yanacocha, Cerro Verde, and Tantahuatay mines. See “Buenaventura—C. Organizational Structure” and “Intermediate Holding Companies, Subsidiaries and Equity Participations.”

Coimolache
Yanacocha
La Zanja
Uchucchacua
Marcapunta
Tajo Norte
Julcani
Orcopampa
Tambomayo
Cerro Verde
PRODUCTION UNITS
OPERATED BY BUENAVENTURA
PRODUCTION UNITS
OPERATED BY THIRD PARTIES

Directly Operated Properties

Orcopampa

The Orcopampa mine is wholly-owned and operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2020, we made lease payments of US$6.2 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

The Orcopampa mine is located in the province of Castilla, in the department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima, at an altitude between 3,800 and 4,500 meters above sea level.

The Orcopampa mine is located in the province of Castilla, department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima, at an altitude between 3,800 and 4,500 meters above sea level. There are two routes of access to the property: (1) through Peru’s Panamericana Highway starting in Lima and continuing to the city of Arequipafor a total distance of 319 km from Orcopampa; and (2) the route between Arequipa and Aplao-Viraco for a total distance of 333 km. The Orcopampa mine is also accessible through a commercial flight from Lima to Arequipa.

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

The mining method in Orcopampa’s underground mine is conventional and mechanized cut and fill (Breasting), this method is used to mine ore veins thickness from 0.8 to 5m. Mining is made done by us and a service provider. The equipment used for development and exploration includes single-arm jumbos, bolters, scaler and scoop loaders (4yd3). The equipment used for conventional production are jacklegs, micro-electrical scoops (0.5-2yd3) and for mechanized are single-arm jumbso and diesel scoops loaders (2-4yd3). Ore haulage to surface is done with 20 and 35 m3 tipper trucks and 40m3 loading pocket in Nazareno’s and Prometida’s Shaft. Ore is taken to the process plant with 35 m3 tipper trucks.

As of December 31, 2020, proven and probable ore reserves were 468,938 tons, with 17.24 grams per ton of silver and 9.31 grams per ton of gold.

Set forth below are certain unaudited operating data for the periods shown for Orcopampa, calculated based on 100% of the mine’s production.

	Year Ended December 31,(1)
	2019	2020
Mining Operations:
Ore mined (t)	127,079	88,249
Average gold grade (g/t)	10.30	14.65
Average silver grade (g/t)	5.93	4.07
Production:
Gold (oz.)	41,660	41,129
Silver (oz.)	18,791	9,069
Recovery rate (gold) (%)	96.75	96.41
Recovery rate (silver) (%)	76.76	74.79
Cost applicable to sales per oz. of gold(2)	US$ 1,489	962
Cost applicable to sales per oz. of silver(2)	US$ 17.98	12.78

(1)	Incorporates losses for mining dilution and recovery.

(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Uchucchacua

The Uchucchacua mine is wholly-owned and operated by Buenaventura. Operations began in 1975 and Uchucchacua remains our largest silver producer. It is located in the province of Oyón, in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. The mine site is accessible through the Panamericana Norte highway, following the Lima - Huacho - Sayán - Churín - Oyón - Uchucchacua route for a distance of 283 km.

The Uchucchacua mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver content.

Mining at Uchucchacua is conducted underground and utilizes the mechanized bench-and-fill and cut-and-fill methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 4,200 tons per day and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate, using two circuits of 3,000 tons per day and 1,200 tons per day respectively. Electric power is obtained from the Peruvian national electricity grid, a hydroelectric plant and a diesel generator. Water for operations at Uchucchacua is obtained from three local lakes.

During 2020, the manganese sulfate plant of Rio Seco treated 14,963.3 tons of concentrates from the Uchucchacua mine, with 57.4 ounces per ton of silver, 7.4% lead and 22.9% manganese. Following treatment, 8,844.1 tons were obtained, with 96.3 ounces per ton of silver, 12.4% lead and 2.8% manganese. This process also allowed for the production of 10,546 tons of sulfuric acid of 97.7% purity and 11,765 tons of commercial grade manganese sulfate monohydrated.

As of December 31, 2020, proven and probable ore reserves were 7,616,848 tons, with 300.80 grams per ton of silver, 1.11% lead and 1.93% zinc.

Set forth below are certain unaudited operating data for the periods shown for Uchucchacua, calculated based on 100% of the mine’s production.

	Year Ended December 31,(1)
	2019	2020
Mining Operations:
Ore mined (t)	1,335,018	550,718
Average silver grade (g/t)	281.85	314.20
Average zinc grade (%)	2.20	1.56
Average lead grade (%)	1.52	1.03
Production:
Silver (oz.)	10,640,913	5,000,312
Zinc (t)	19,144	5,223
Lead (t)	17,635	5,151
Recovery rate (silver) (%)	87.96	89.88
Cost applicable to sales per oz. of silver(2)	US$12.15	US$22.24
Cost applicable to sales per ton of zinc(2)	US$2,071	US$2,248
Cost applicable to sales per ton of lead(2)	US$1,310	US$1,621

(1)	Incorporates losses for mining dilution and recovery.

(2)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of silver, ton of zinc or ton of lead consists of cost applicable to sales for silver, zinc or lead sold, divided by the volume of silver, zinc or lead produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Julcani

Julcani is an underground mine that is wholly-owned and operated by us that we acquired in 1953 as our first operating mine. Julcani is located in the province of Angaraes, in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude between 4,200 and 5,000 meters above sea level. There are two routes to access the mine site, both departing from Lima: (1) a first road starting in Lima and continuing to La Oroya followed by Huancayo and Huancavelica for a total distance of 444km; and (2) a second road starting in Lima and continuing to Pisco followed by Huancavelica which is 45kms from the property for a total distance of 499km.

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver that presents mainly as sulpho-salts in many mineralogically complex veins. They are hosted in dacite domes, tuffs, breccias and other tertiary volcanic rocks.

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 585 tons per day. Water for operations in Julcani is obtained from mine drainage (that must be previously treated with lime), from seasonal streams and a small lagoon.

The mining method used in this operation is cut and fill, for which the primary equipment employed are: pneumatic shovels, and locomotives. The mine is currently deepening the mine at level 710 operating with synergistic equipment such as electric shovel, jumbo jet and battery powered locomotives.

Electric power is generated by three hydroelectric plants, Huapa and El Ingenio. We are also connected to the Peruvian national electricity grid.

 As of December 31, 2020, total proven and probable ore reserves were 269,310 tons, with 650.92 grams per ton of silver, 0.21 grams per ton of gold, 1.86% lead and 0.45% copper.

Set forth below are certain unaudited operating data for the periods shown for Julcani, calculated based on 100% of the mine’s production.

	Year Ended December 31,(1)
	2019(2)(3)	2020(2)(3)(4)(5)
Mining Operations:
Ore mined (t)	123,818	71,943
Average gold grade (g/t)	0.09	0.07
Average silver grade (g/t)	681.16	704.98
Average lead grade (%)	0.86	0.63
Average copper grade (%)	0.16	0.18
Production :
Gold (oz.)	150	315
Silver (oz.) (4)	2,609,006	1,676,731
Lead (t)	966	408
Copper (t)	185	127
Recovery rate (silver) (%)	96.22	96.88
Cost applicable to sales per oz. of silver(5)	US$13.49	US$14.27
Cost applicable to sales per ton of lead(5)	US$1,585	US$1,126
Cost applicable to sales per ton of copper(5)	US$4,788	US$1,819

(1)	Includes losses due to mining dilution and recovery.

(2)	Includes total Acchilla mine production.

(3)	Reflects total recovery percentage of Acchilla ore.

(4)	Silver production from 2020, includes 43,742 silver ounces derived from tailings dam retreatment.

(5)

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

Tambomayo

Tambomayo is an underground mine that is wholly-owned and operated by us. It is considered an epithermal deposit with quartz veins and mineralization mainly of gold and silver with important contents of lead and zinc. It is located in the province of Caylloma, Arequipa region, at an altitude between 4,550 and 5,000 meters above sea level. There is one route of access to the property through Peru’s Panamericana Highway starting in Lima and going to the city of Arequipa for a total distance of 764 km. Between Arequipa and Tambomayo there is a 300 km road along Cañahuas-Sibayo-Caylloma-Talta Huarahuarco. The site is also accessible through a commercial flight from Lima to Arequipa.

The underground works on the main Mirtha and Paola veins and diamond drilling carried out to date show an economic mineralization that deepens up to approximately 900 meters and it expands over 900 horizontal meters (1,500 horizontal meters as a quartz system), increasing the size of the economic mineralization area to explore. Mining at Tambomayo is conducted underground and utilizes the mechanized bench-and-fill and cut-and-fill methods.

The mining method in Tambomayo’s underground mine is sub level stopping and mechanized bench and fill, this method is used to mine massive ore body (30m between sublevels and 10m stope span). We conduct the ore mining is made while horizontal labor is provided by a service provider. The equipment used for development and exploration includes single-arm jumbos, bolters, scaler and scoop loaders (4-6yd3). The equipment used ins stopes are Simbas (Bolting Cable and Production) and scoops with remote control (6-7yd3). Ore haulage to surface is done with 35 m3 tipper trucks. Ore is taken to the process plant with 35 m3 tipper trucks.

Tambomayo is connected to the Peruvian electricity grid and water for its operations comes from the damming of a stream with seasonal variations in flow.

As of December 31, 2020, total proven and probable ore reserves were 2,338,910 tons, with 126.94 grams per ton of silver, 3.32 grams per ton of gold, 1.00% lead and 1.50% zinc.

Set forth below are certain unaudited operating data for the periods shown for Tambomayo, calculated based on 100% of the mine’s production.

	Year Ended December 31,(1)
	2019	2020(1)(2)
Mining Operations:
Ore mined (t)	640,914	510,405
Average gold grade (g/t)	5.80	5.10
Average silver grade (g/t)	141.36	123.44
Average lead grade (%)	1.35	1.45
Average zinc grade (%)	1.99	1.92
Production:
Gold (oz.)	99,245	63,477
Silver (oz.)	2,556,391	1,668,582
Lead (t)	7,603	6,550
Zinc (t)	9,672	5,266
Recovery rate (silver) (%)	87.76	82.39
Recovery rate (gold) (%)	83.11	75.80
Cost applicable to sales per oz. of gold(3)	US$679	US$941
Cost applicable to sales per oz. of silver(3)	US$8.92	US$12.85
Cost applicable to sales per ton of lead(3)	US$1,045	US$1,013
Cost applicable to sales per ton of zinc(3)	US$1,876	US$1,774

(1)	Includes losses due to mining dilution and recovery.

(2)	Includes total Tambomayo mine production.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold, ounce of silver, ton of lead or ton of copper consists of cost applicable to sales for gold, silver, lead or copper sold, divided by the volume of gold, silver, lead or copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

La Zanja

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca, to 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Pulán where the mining concession is located. La Zanja is operated by Buenaventura, in which we hold a 53.06% equity interest.

During 2020, the operation focused on the San Pedro Sur and Pampa Verde open pits. Reinterpretation geological exploration was also carried out in projects with resources and reserves. The operation is carried out with outsourced equipment, which includes loading equipment of 2.4 – 4.7 m3 and hauling equipment of 20 - 22 m3. The average material moved is 10ktons per day.

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulphidation environments, in addition to some bonanza Au vein epithermal systems, Cu-Au transitional epithermal-porphyry, and breccias pipe Cu-Au-Mo. We have two-ore deposits in production in oxide material: San Pedro Sur and Pampa Verde.

Mining operations are conducted through the open-pit method; the plant utilizes a carbon-in-column circuit as well as a Merrill-Crowe circuit to recover gold from heap leach operations. The gold laden carbon is then transported to Tantahuatay to be processed into doré bars.

In 2020, a total of 16,770 meters of diamond drilling in the Cu-Au exploration project Emperatriz, and the extensions of the corridors Olga and Isabel were confirmed.

Total proven and probable ore reserves as of December 31, 2020 were 5,196,635 tons, with 3.94 grams per ton of silver and 0.39 grams per ton of gold.

Set forth below are certain unaudited operating data for La Zanja, calculated based on 100% of the mine’s production.

	Year Ended December 31,
	2019	2020
Mining Operations:
Ore treated (t)	1,577,645	1,639,008
Average gold grade (g/t)	0.46	0.37
Average silver grade (g/t)	6.73	9.41
Production:
Gold (oz.)	31,500	17,228
Silver (oz.)	97,204	84,641
Cost applicable to sales per oz. of gold(1)	US$1,233	US$1,739
Cost applicable to sales per oz. of silver(1)	US$14.24	US$20.67

(1)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Coimolache

Coimolache is a gold and silver mine located in the district and province of Hualgayoc, in the department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Chugur, where the mining concession is located. Coimolache is operated by Buenaventura, and wholly-owned by Coimolache, in which we hold a 40.095% equity interest.

Geologically, the Coimolache ore deposits are located in a sequence volcano-magmatic hydrothermal, predominant linked to the regional mineralized sector northern of Peru.

Coimolache consists of several areas of epithermal Au-Ag mineralization, contained in oxide material. Below the oxides level of the Cerro Tantahuatay area, there is a significant resource of copper, gold and silver associated to pyrite-enargite-chalcopyrite (sulphides), which are present as disseminations and fracture fillings associated with an epithermal-porphyry transitional zone, breccias bodies multiphases, and porphyry intrusives.

During 2020, the operation was focused on the Tantahuatay 2 and Ciénaga Norte areas. Reinterpretation geological exploration was also performed at projects with resources and reserves. The operation is carried out with outsourced equipment, which includes loading equipment of 5.6 - 3.6 m3 and hauling equipment of 15 - 22 m3. The average material moved is 40ktons per day.

Total proven and probable ore reserves as of December 31, 2020 were 74,616,921 tons, with 7.25 grams per ton of silver and 0.32 grams per ton of gold.

Set forth below are certain unaudited operating data for Coimolache, calculated based on 100% of the mine’s production.

	Year Ended December 31,(1)(2)
	2019	2020
Mining Operations:
Ore treated (t)	13,878,907	12,043,702
Average gold grade (g/t)	0.54	0.43
Average silver grade (g/t)	10.63	15.09
Production:
Gold (oz.)	162,196	106,017
Silver (oz.)	754,306	699,361
Cost applicable to sales per oz. of gold(3)	US$684	US$854
Cost applicable to sales per oz. of silver(3)	US$8.14	US$10.13

(1)	Incorporates losses for mining dilution and recovery.

(2)	Data reflect mining operations at the Tantahuatay 2 and Ciénaga Norte deposits, as well as GoldField’s stockpile.

(3)	Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ounce of gold or ounce of silver consists of cost applicable to sales for gold or silver sold, divided by the volume of gold or silver produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Tajo Norte (Colquijirca) and Marcapunta Norte

The Tajo Norte (also known as Colquijirca) and Marcapunta Norte mines are wholly-owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals – mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.43% as of December 31, 2020.

The Tajo Norte and Marcapunta mines are adjacent and are located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. There are three routes of access to the property: (1) Through Peru´s Central Highway starting in Lima and continuing to the city of Colquijirca for a total distance of 240 km, (2) through the Canta - Huaral highway for a total distance of 250 km and (3) a commercial flight from Lima to Jauja followed by travel on the highway from Jauja to Colquijirca for a total distance of 142 km.

El Brocal produces zinc, lead and silver concentrates from the Tajo Norte mine and copper concentrates from the Marcapunta mine. The Colquijirca mine consists of three important polymetallic deposits: (1) Tajo Norte–Smelter, which contains zinc, silver, lead, copper and gold; (2) Marcapunta, which contains an auriferous mineralization in breccia oxides and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta mine; and (3) San Gregorio, which contains zinc.

In 2020, the ore from both mines were treated in two plants, on an average of 16,147 tons per day. This was during the period when both plants were able to operate normally, in the absence of COVID-19 restrictions.

The Tajo Norte (Colquijirca) and Marcapunta mines primarily rely on a power line connected to the Peruvian national electricity grid.

As in 2019, in 2020, El Brocal continued to focus on optimizing Marcapunta’s mining method, while also seeking the optimization of productivity and production costs, as well as accelerating the conversion of resources to reserves.

The mining method in the Marcapunta mine (Underground) is sub level stoping with long pillars and backfill. This method is used to mine the Copper mantle that has an ore thickness up to 60 m. Mining is made by contactor with its own equipment. The equipment used for development are 2 arm jumbos with 6 yd3 underground loaders. The equipment used for production includes S7 top hammer Simbas with 6 yd3 underground loaders with remote control. Ore haulage to surface is done with 12 m3 15 m3 tipper trucks. Ore is taken to the process plant with 15 m3 and 20 m3 tipper trucks. In 2021, we are planning to use 9 yd3 underground loaders and in the hole hammer. Bench height is also being optimized in new zones from 20 m to 30 m.

Meanwhile, the mining method in Tajo Norte is an open pit. It is a conventional truck and shovel operation, through a contractor. The height of a workbench is 6 m and the equipment used includes DM45 and DML drilling rigs. Loading are by hydraulic excavators EC950E (5.6 m3) and 374D (4.6 m3) and hauling is by G500 B8X4 trucks (24.5 m3). For 2021 we are planning to use 8 excavators and 48 trucks. To maximize mine production, Tajo Norte mine employs a fleet management system that supports the transmission and receipt of data across the mobile fleet, and supports the collection of data which is input directly by equipment operators.

Total proven and probable reserves of Tajo Norte - Smelter (Colquijirca), in the case of the Zinc-Lead-Silver zone, as of December 31, 2020 were 9,840,357 tons, with 85.92 grams of silver per ton, 2.15% of zinc, and 1.00% of lead.

Total proven and probable reserves of Tajo Norte - Smelter (Colquijirca), in the case of the Copper-Silver zone, as of December 31, 2020 were 31,759,551 tons, with 24.90 grams of silver per ton, 1.48% of copper, and 0.21 grams of gold.

Total proven and probable reserves of Marcapunta as of December 31, 2020 were 30,529,941 tons with 32.25 grams of silver per ton, 0.67 grams of gold per ton and 1.29% of copper.

Set forth below are certain unaudited operating data for the Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) mine, calculated based on 100% of the mine’s production.

	Year Ended December 31,(1)
	2019	2020
Mining Operations:
Ore mined (t)	3,407,914	2,782,313
Average silver grade (oz./t)	1.38	1.33
Average zinc grade (%)	2.42	3.54
Average lead grade (%)	1.26	1.17
Production:
Silver (oz.)	2,974,075	2,520,528
Zinc (t)	43,580	54,909
Lead (t)	23,599	20,066
Recovery rate (silver) (%)	63.32	68.02
Recovery rate (zinc) (%)	52.86	55.70
Recovery rate (lead) (%)	55.00	61.55
Cost applicable to sales per ton of zinc(2)	US$2,007	US$1,923

(1)	Incorporates losses for mining dilution and recovery.

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

Set forth below are certain unaudited operating data for the Copper-Silver zone of Tajo Norte (Colquijirca) mine, calculated based on 100% of the mine’s production.

	Year Ended December 31,(1)
	2019	2020
Mining Operations:
Ore mined (t)	-	91,477
Average silver grade (oz./t)	-	3.80
Average gold grade (gr/t)	-	0.04
Average copper grade (%)	-	1.04
Production:
Silver (oz.)	-	175,556
Gold (oz)	-	36
Copper (t)	-	570
Recovery rate (silver) (%)	-	50.51
Recovery rate (gold) (%)	-	27.41
Recovery rate (copper) (%)	-	59.97
Cost applicable to sales per ton of copper(2)(3)	-	US$5,135

(1)	Incorporates losses for mining dilution and recovery.

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

Set forth below are certain unaudited operating data for the Marcapunta mine, calculated based on 100% of the mine’s production.

	Year Ended December 31,(1)
	2019	2020
Mining Operations:
Ore mined (t)	2,926,124	1,659,731
Average silver grade (oz./t)	0.77	0.78
Average gold grade (gr/t)	0.54	0.55
Average copper grade (%)	1.67	1.97
Production:
Silver (oz.)	1,392,363	812,501
Gold (oz.)	18,726	11,816
Copper (t)	43,394	30,038
Recovery rate (silver) in copper (%)	62.07	62.98
Recovery rate (gold) in copper (%)	37.03	40.09
Recovery rate copper (%)	88.68	91.83
Cost applicable to sales per ton of copper(2)	US$5,385	US$5,135

(1)	Incorporates losses for mining dilution and recovery.

(2)	Represents cost applicable to sales per ton of copper for El Brocal. Cost applicable to sales per unit of mineral sold is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. Cost applicable to sales per ton of copper consists of cost applicable to sales for copper divided by the volume of copper produced in the specified period. The cost applicable to sales per unit of mineral sold figures disclosed herein are calculated without adjusting for by-product revenue amounts. We consider cost applicable to sales per unit of mineral to be a key measure in managing and evaluating our operating performance. We believe this measure is widely reported in the precious metals industry as a benchmark for performance, but does not have standardized meanings. You should not consider cost applicable to sales per unit of mineral sold as an alternative to cost of sales determined in accordance with IFRS as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—G. Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold” for a reconciliation of Cost applicable to sales per unit sold to Cost of sales, excluding depreciation and amortization.

Reserves

We calculate our ore reserves by methods generally applied within the mining industry and in accordance with SEC Industry Guide 7. All mineral reserves are estimates of proven and probable ore quantities that under present conditions may be economically mined and processed.

We continue to report our reserves in accordance with the SEC’s Industry Guide 7, and we have currently engaged all necessary parties in order to transition to the new SEC rules governing disclosures on mining properties (Regulation S-K, Subpart 1300), including reporting of reserves and resources within the period required by the SEC (currently expected to be in respect of our annual report on Form 20-F for the fiscal year ending December 31, 2021). The new SEC rules align SEC disclosure requirements more closely with global regulatory practices and standards, as embodied in standards developed by the Committee for Mineral Reserves International Reporting Standards.

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

As of December 31, 2020, our total proven and probable gold reserves, including our equity share in the proven and probable reserves of El Brocal (61.43%), La Zanja (53.06%), Coimolache (40.10%) and Yanacocha (43.65%), were estimated to be 5.90 million ounces of gold, representing a 2% decrease compared to our total proven and probable reserves as of December 31, 2019, which were estimated to be 6.06 million ounces of gold.

Gold Reserves:

	Company’s Equity (in %)	Total Ounces (in thousands)	Total ounces attributable to the Company based on equity participation (in thousands)
Orcopampa	100.00	140	140
Julcani	100.00	2	2
Tambomayo	100.00	249	249
La Zanja	53.06	65	34
Coimolache (Oxides)	40.10	774	310
El Brocal Marcapunta	61.43	655	402
El Brocal (Tajo Norte Smelter – Cu – Ag)	61.43	211	130
Yanacocha	43.65	6,627	2,893
San Gabriel	100.00	1,741	1,741
Total Gold Reserves		10,463	5,903

As of December 31, 2020, our total proven and probable silver reserves, including our equity share in El Brocal (61.43%), La Zanja (53.06%), Coimolache (Tantahuatay) (40.10%), Yanacocha (43.65%) and Cerro Verde (19.58%) were estimated to be 214.81 million ounces of silver, representing a 12% decrease over our total proven and probable reserves as of December 31, 2019, which were estimated to be 244.21 million ounces of silver.

Silver Reserves:

	Company’s Equity (in %)	Total Ounces (in thousands)	Total ounces attributable to the Company based on equity participation (in thousands)
Uchucchacua	100.00	73,662	73,662
Julcani	100.00	5,636	5,636
Orcopampa	100.00	260	260
Tambomayo	100.00	9,546	9,546
La Zanja	53.06	659	350
Coimolache Oxides	40.10	17,385	6,970
El Brocal (Tajo Norte – Smelter-Cu-Ag)	61.43	25,352	15,574
El Brocal (Tajo Norte – Smelter-Zn-Pb-Ag)	61.43	27,169	16,690
El Brocal Marcapunta	61.43	31,651	19,443
Yanacocha	43.65	96,554	42,146
Cerro Verde (Millable)	19.58	111,370	21,806
San Gabriel	100.00	2,724	2,724
Total Silver Reserves		401,968	214,807

As of December 31, 2020, our total proven and probable copper reserves, including our equity share in Julcani (100.0%), El Brocal (61.43%), Trapiche (100.0%), Yanacocha (43.65%) and Cerro Verde (19.58%) were estimated to be 4.78 million metric tons of cooper, representing a 1% decrease compared to our total proven and probable reserves as of December 31, 2019, which were estimated to be 4.84 million metric tons of copper.

Copper Reserves:

	Company’s Equity (in %)	Total Metric Tons (in thousands)	Metric Tons attributable to the Company based on equity participation (in thousands)
Julcani	100.00	1	1
El Brocal Marcapunta	61.43	393	241
El Brocal (Tajo Norte – Smelter –Cu-Ag)	61.43	469	288
San Gabriel	100.00	7	7
Trapiche	100.00	1,444	1,444
Yanacocha	43.65	697	304
Cerro Verde (Millable)	19.58	12,572	2,462
Cerro Verde (Leachable)	19.58	148	29
Total Copper Reserves		15,731	4,777

As of December 31, 2020, our total proven and probable molybdenum reserves, including our equity share in Cerro Verde (19.58%) were estimated to be 61 thousand million metric tons of molybdenum, representing a 2% decrease over our total proven and probable reserves as of December 31, 2019, which were estimated to be 62 thousand million metric tons of molybdenum.

Molybdenum Reserves:

	Company’s Equity (in %)	Total Metric Tons (in thousands)	Metric Tons attributable to the Company based on equity participation (in thousands)
Cerro Verde	19.58	312	61
Total Molybdenum Reserves		312	61

The following table lists 100% of proven and probable ore reserves, as of December 31, 2020, for each of our consolidated mining operations and the Coimolache mine, in which we have a 40.10% equity interest. The reserves shown in the table below are the total reserves for each mine and do not reflect our equity share of reserves in non-wholly-owned mines.

	Proven Ore Reserves as of December 31, 2020 (1) (2) (3) (4) (5) (6)
	Orcopampa	Uchucchacua	Julcani	Tambomayo	La Zanja	Coimolache	Tajo Norte (Zn-Pb-Ag)	Tajo Norte (Cu-Ag)	Marcapunta	Total/Average
Ore Reserves (t)	202,409	2,681,054	168,899	1,206,338	3,073,204	58,573,288	4,110,314	11,049,159	11,087,315	92,151,981
Grade:
Gold (g/t)	10.44		0.29	3.52	0.38	0.33		0.24	0.63	0.40
Silver (g/t)	19.80	274.78	650.68	156.44	4.31	6.37	88.96	22.39	28.07	25.50
Copper (%)			0.48					1.43	1.28	0.33
Zinc (%)		1.93		1.40			2.09			0.17
Lead (%)		1.15	1.97	0.97			1.03			0.10
Content:
Gold (oz.)	67,926		1,442	136,488	37,178	614,820		84,906	224,798	1,167,558
Silver (oz.)	128,866	23,685,202	3,532,716	6,067,303	426,337	11,992,795	11,755,498	7,955,394	10,005,846	75,549,958
Copper (t)			802					158,446	141,960	301,208
Zinc (t)		51,731		16,901			85,906			154,537
Lead (t)		30,875	3,328	11,719			42,336			88,259

	Probable Ore Reserves as of December 31, 2020 (1) (2) (3) (4) (5) (6)
	Orcopampa	Uchucchacua	Julcani	Tambomayo	La Zanja	Coimolache	Tajo Norte (Zn-Pb-Ag)	Tajo Norte (Cu-Ag)	Marcapunta	Total/Average
Ore Reserves (t)	266,529	4,935,793	100,411	1,132,572	2,123,430	16,043,633	5,730,043	20,710,392	19,442,625	70,485,430
Grade:
Gold (g/t)	8.45		0.14	3.10	0.40	0.31		0.19	0.69	0.41
Silver (g/t)	15.29	314.93	651.62	95.53	3.41	10.45	83.67	26.13	34.63	51.09
Copper (%)			0.40					1.50	1.29	0.80
Zinc (%)		1.93		1.60			2.19			0.34
Lead (%)		1.09	1.67	1.04			0.97			0.17
Content:
Gold (oz.)	72,451		356	112,939	27,418	159,349		125,487	429,725	928,085
Silver (oz.)	130,995	49,976,776	2,103,269	3,478,499	232,755	5,391,879	15,413,817	17,396,730	21,645,015	115,769,734
Copper (t)			402					310,656	250,991	562,050
Zinc (t)		95,215		18,160			125,488			238,862
Lead (t)		53,971	1,673	11,743			55,581			122,968

	Proven & Probable Ore Reserves as of December 31, 2020 (1) (2) (3) (4) (5) (6)
	Orcopampa	Uchucchacua	Julcani	Tambomayo	La Zanja	Coimolache	Tajo Norte (Zn-Pb-Ag)	Tajo Norte (Cu-Ag)	Marcapunta	Total/Average
Ore Reserves (t)	468,938	7,616,847	269,310	2,338,910	5,196,635	74,616,921	9,840,357	31,759,551	30,529,940	163,213,911
Grade:
Gold (g/t)	9.31		0.23	3.32	0.39	0.33		0.21	0.67	0.36
Silver (g/t)	17.11	300.80	651.03	126.90	3.94	7.25	85.88	24.83	32.25	36.48
Copper (%)			0.45					1.48	1.29	0.53
Zinc (%)		1.93		1.50			2.15			0.24
Lead (%)		1.11	1.86	1.00			1.00			0.13
Content:
Gold (oz.)	140,376		1,799	249,427	64,596	774,169		210,752	654,523	2,095,643
Silver (oz.)	259,861	73,661,978	5,635,985	9,545,803	659,092	17,384,674	27,169,315	25,352,124	31,650,860	190,660,600
Copper (t)			1,205					469,102	392,951	863,258
Zinc (t)		146,946		35,060			211,394			393,400
Lead (t)		84,846	5,001	23,462			97,917			211,226

(1)

The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal and La Zanja, in each case of December 31, 2020. As of December 31, 2020, SRK Consulting Perú S.A., an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Orcopampa, El Brocal, Tantahuatay and La Zanja. Geominería S.A.C., an independent consultant, audited the process used to estimate proven and probable ore reserves for Julcani

(2)	For the year ended December 31, 2020, reserves for our wholly owned and subsidiary mines were calculated using the following prices: US$1,600 per ounce of gold, US$ 20.00 per ounce of silver, US$ 2,300 per metric ton of zinc, US$1,900 per metric ton of lead and US$ 6,500 per metric ton of copper.

(3)	Variable metallurgical recovery assumptions (as a function of grade and relative metal distribution in individual concentrates).

(4)	Commercial terms based on historical data.

(5)	Variable cut-offs estimated by mining method and mining area and based on historical data and costs.

(6)	Variable modifying factors (dilution and mining recoveries) based on ground conditions and proposed mining method.

Yanacocha’s Properties

Operating Properties

For operating data (including ore mined, average gold grade of ore mined and gold production) for each of Yanacocha’s operating properties and a description of how ore is processed and the source of electricity and water for each of Yanacocha’s operating properties, see “—Yanacocha— B. Business Overview—Description of Yanacocha’s Operations.”

Yanacocha is located approximately 375 miles (604 kilometers) north of Lima and 30 miles (48 kilometers) north of the city of Cajamarca and is primarily accessible by paved roads. The Yanacocha property began production in 1993 and consists of the following open pit mines: the La Quinua Complex, the Yanacocha Complex, the Carachugo Complex and Maqui Maqui. In addition, Yanacocha has four leach pads (La Quinua, Yanacocha, Carachugo and Maqui Maqui), three gold processing plants (Pampa Larga, Yanacocha Norte and La Quinua), one limestone processing facility (China Linda) and one mill (Yanacocha Gold Mill)

Yanacocha’s mining activities encompass 246,169 acres (99,621 hectares) that are covered by 160 mining concessions. MYSRL holds the mining rights related to 53,956 acres (21,835 hectares), covered by 50 concessions. Chaupiloma holds the mining rights to the remaining acres and concessions and has assigned these mining concessions to Yanacocha. Each concession has an initial term of 17 to 30 years, which are renewable at Yanacocha’s request for an additional 17 to 20 year term.

The La Quinua Complex is currently mining material from the La Quinua Sur and the Tapado Oeste Layback and is scheduled to finish mining operations in 2021.The Yanacocha Complex mines material from the Yanacocha Layback and Yanacocha Pinos, which are scheduled to finish mining operations in 2021. The Yanacocha Complex began operations in 1997 and has had limited mining operations in recent years.

The Carachugo Complex and Maqui Maqui mined material from multiple mines that are no longer in operation. In addition, the Carachugo leach pad processes oxide material from the Quecher Main project, which is a new open pit within the existing footprint of Yanacocha which began operating in October 2019. This project will add oxide production at Yanacocha and will extend the life of the Yanacocha operation to 2027. During 2020, the ounce production of the project was 55,000 ounces.

Yanacocha has three processing concessions from Peru’s MEM for its processing facilities: Cerro Yanacocha (La Quinua and Yanacocha leach pads, La Quinua and Yanacocha Norte gold recovery plants and Yanacocha Gold Mill), Yanacocha (Carachugo and Maqui Maqui leach pads and Pampa Larga gold recovery plant) and China Linda (non-metallic processing concessions). Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities. The Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant. The Yanacocha Gold Mill processes between 5.5 and 6.0 million tons per year, however, during 2020, the tons processed were substantially lower given the COVID-19 restrictions and also given that the plant is reaching the end of its useful life in 2021.

Yanacocha is an epithermal type deposit of high sulfidation hosted in volcanic rock formations. Gold is associated with iron-oxides and pyrite. Material is evaluated for gold grade and cyanide solubility and then placed on leach pads or in stockpiles for processing through the Yanacocha Gold Mill accordingly. Yanacocha’s available mining fleet consists of two shovels, four excavators, two loaders and 31 233-ton haul trucks.

Brownfield exploration and development for new reserves is ongoing and we continue to evaluate the potential for mining sulfide gold and copper mineralization.

Power is supplied to the operation by Engie Energia Peru SA.

Yanacocha’s gross property, plant and mine development at December 31, 2020 was $4,685. Yanacocha produced 340,052 ounces of gold (148,433 attributable ounces of gold) in 2020 and reported 2.9 million attributable ounces of gold reserves and 669.60 million attributable pounds of copper reserves at December 31, 2020.

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

As of December 31, 2020, Yanacocha’s total proven and probable reserves (excluding the Conga project, the reserves for which were reclassified as resources or NRM as of December 31, 2015) were estimated to be 6.6 million ounces of gold, representing an 4% decrease over Yanacocha’s total proven and probable reserves as of December 31, 2019, which were estimated to be 6.9 million ounces of gold.

The following tables detail proven and probable gold reserves for Yanacocha as of December 31, 2020 and 2019:

Gold Reserves as of December 31, 2020 (1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in thousand metric tons)	Grade (gr/ton)	Ounces (in thousands)	Tonnage (in thousand metric tons)	Grade (gr/ton)	Ounces (in thousands)	Tonnage (in thousand metric tons)	Grade (gr/ton)	Ounces (in thousands)	Metallurgical Recovery
Total Yanacocha(2)	11,215	0.64	230	187,396	1.06	6,397	198,611	1.04	6,627	71%
Attributable to BVN (3)	4,896	0.64	100	81,798	1.06	2,792	86,694	1.04	2,893	71%

Gold Reserves as of December 31, 2019 (1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in thousand metric tons)	Grade (gr/ton)	Ounces (in thousands)	Tonnage (in thousand metric tons)	Grade (gr/ton)	Ounces (in thousands)	Tonnage (in thousand metric tons)	Grade (gr/ton)	Ounces (in thousands)	Metallurgical Recovery
Total Yanacocha(2)	22,172	0.72	512	199,662	1.00	6,426	221,834	0.97	6,938	76%
Attributable to BVN (3)	9,678	0.72	223	87,152	1.00	2,805	96,831	0.97	3,028	76%

(1)	Proven and probable reserves, as of December 31, 2020 and 2019 reserves were calculated at an estimated gold price of $1,200 per ounce and $1,200 per ounce, respectively, unless otherwise noted.

(2)	The reserves shown for Yanacocha are the total reserves of the mine and do not indicate our equity share.

(3)	Based on BVN’s 43.65% equity participation in Yanacocha.

The following table provides grade and content information for the Yanacocha copper reserves as of December 31, 2020 and 2019:

Copper Reserves as of December 31, 2020 (1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in thousand metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in thousand metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in thousand metric tons)	Grade (%)	Lbs. (in millions)	Metallurgical Recovery
Total Yanacocha (2)	-	-	-	112,404	0.62	1,530	112,404	0.62	1,534	83%
Attributable to BVN (3)	-	-	-	49,065	0.62	668	49,065	0.62	670	83%

Copper Reserves as of December 31, 2019 (1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in thousand metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in thousand metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in thousand metric tons)	Grade (%)	Lbs. (in millions)	Metallurgical Recovery
Total Yanacocha (2)	-	-	-	104,388	0.63	1,455	104,388	0.63	1,455	83%
Attributable to BVN (3)	-	-	-	20,439	0.63	635	20,439	0.63	635	83%

(1)	Proven and probable reserves, as of December 31, 2020 and 2019 were calculated at an estimated copper price of $2.75 per pound.
(2)	The reserves shown for Yanacocha are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 43.65% equity participation in Yanacocha

Cerro Verde’s Properties

Reserves

The following tables provide grade and content information for the Cerro Verde copper, silver and molybdenum reserves as of December 31, 2020 and 2019:

Copper Reserves as of December 31, 2020(1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Metallurgical Recovery
Total Cerro Verde(2)	750	0.38	5,342	3,327	0.36	22,701	4,077	0.36	28,043	86.2%
Attributable to BVN (3)	147	0.38	1,046	651	0.36	4,445	798	0.36	5,491	86.2%

Copper Reserves as of December 31, 2019(1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Metallurgical Recovery
Total Cerro Verde(2)	874	0.37	6,083	3,391	0.35	22,581	4,265	0.35	28,664	85.9%
Attributable to BVN (3)	171	0.37	1,191	664	0.35	4,421	835	0.35	5,612	85.9%

(1)	Proven and probable reserves, as of December 31, 2020 and 2019 were calculated at an estimated copper price of $2.50 per pound respectively.
(2)	The reserves shown for Cerro Verde are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 19.58% equity participation in Cerro Verde.

Silver Reserves as of December 31, 2020 (1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in million metric tons)	Grade (g/t)	Ounces (in millions)	Tonnage (in million metric tons)	Grade (g/t)	Ounces (in millions)	Tonnage (in million metric tons)	Grade (g/t)	Ounces (in millions)	Metallurgical Recovery
Total Cerro Verde(2)	701	2.02	20	3,302	1.91	91	4,002	1.93	111	44.9%
Attributable to BVN (3)	137	2.02	4	646	1.91	18	784	1.93	22	44.9%

Silver Reserves as of December 31, 2019 (1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in million metric tons)	Grade (g/t)	Ounces (in millions)	Tonnage (in million metric tons)	Grade (g/t)	Ounces (in millions)	Tonnage (in million metric tons)	Grade (g/t)	Ounces (in millions)	Metallurgical Recovery
Total Cerro Verde(2)	809	1.97	23	3,361	1.87	90	4,170	1.89	113	44.7%
Attributable to BVN (3)	158	1.97	5	658	1.87	18	816	1.89	22	44.7%

(1)	Proven and probable reserves, as of December 31, 2020 and 2019 were calculated at an estimated silver price of $15 per ounce respectively.

(2)	The reserves shown for Cerro Verde are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 19.58% equity participation in Cerro Verde.

Molybdenum Reserves as of December 31, 2020 (1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Metallurgical Recovery
Total Cerro Verde(2)	701	0.02	140	3,302	0.01	548	4,002	0.01	689	54.4%
Attributable to BVN (3)	137	0.02	27	646	0.01	107	784	0.01	135	54.4%

Molybdenum Reserves as of December 31, 2019 (1)(2)(3)
	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Deposits/Districts	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Tonnage (in million metric tons)	Grade (%)	Lbs. (in millions)	Metallurgical Recovery
Total Cerro Verde(2)	809	0.02	153	3,361	0.01	545	4,170	0.01	699	54.3%
Attributable to BVN (3)	158	0.02	30	658	0.01	107	816	0.01	137	54.3%

(1)	Proven and probable reserves, as of December 31, 2020 and 2019 were calculated at an estimated molybdenum price of $10 per pound respectively.
(2)	The reserves shown for Cerro Verde are the total reserves of the mine and do not indicate our equity share.
(3)	Based on BVN’s 19.58% equity participation in Cerro Verde.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which we have a 43.65% partnership interest, followed by information with respect to Cerro Verde, in which we have a 19.58% equity interest. We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as further described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our annual report for the year ended December 31, 2019 (the “2019 20-F”). The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

A.	Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include:

•	the Julcani, Tambomayo, Uchucchacua and Orcopampa mining units;

•	the Colquijirca, Marcapunta and La Zanja mines, which are owned by our non-wholly-owned consolidated subsidiaries;

•	Chaupiloma, which receives a royalty payment from Yanacocha;

•	Condesa, which is mainly a holding company for internal investments and investments in Yanacocha and other affiliated mining companies;

•	Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies;

•	other minor subsidiaries; and

•	discontinued operations.

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

Yanacocha. Historically, a substantial part of our net loss before income tax was derived from our equity interest in Yanacocha. As of December 31, 2020, we had a 43.65% equity participation in Yanacocha, through our wholly-owned subsidiary, Condesa. Our partnership interest in Yanacocha is accounted for under the equity method and is included under the caption “Investment in associates” on our consolidated statements of financial position. Although Yanacocha has no fixed dividend policy, there is an understanding among the partners that the net income not required for sustaining capital expenditures or future development projects should be distributed after agreement between the three major shareholders, Newmont Mining, Sumitomo and Buenaventura.

Cerro Verde. As of December 31, 2020, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over this company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

Discontinued operations. During 2016, we decided to change the classification of three mining units (Poracota, Recuperada and Shila-Paula) that had been mining units held for sale and began the final closing process for these mines. As a result, income, costs and expenses related to this mining unit were classified as discontinued operations for the years 2016, 2015 and 2014. In December 2016, we sold the Antapite mining unit and we started the final closing process for the Breapampa mining unit. During 2017, we sold the Breapampa and Recuperada mining units. During 2020, we sold Mallay mining unit classified as discontinued during 2019. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements.

SUNAT litigation. Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions in respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss which was offset in 2009 and 2010.

During 2007 and 2008, Buenaventura modified its gold client contracts, shifting from a fixed price arrangement to a variable price arrangement which allowed the Company to appropriately benefit from improved market prices. This change incurred significant expenses for Buenaventura during the 2007-2008 two-year transition period, which also impacted the income tax payable by Buenaventura for said fiscal years. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT.

SUNAT’s position is that Buenaventura should disregard the additional expenses incurred in connection with the shift to variable price arrangement for purposes of calculating its income tax for fiscal years 2007 and 2008. According to SUNAT, said payments correspond to an early settlement of financial derivative contracts in situations where the Company did not establish the purpose or risks covered by such instruments. Additionally, SUNAT does not recognize the tax losses which the Company offset during fiscal years 2009 and 2010, related to the losses incurred during fiscal years 2007 and 2008.

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$103.7 million) which, according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$585.4 million) including penalties and accrued interest as of the date of commencement of the collection proceedings.

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts. Following the commencement of such collection proceedings by SUNAT, the Company filed a request for deferral and payment plan of the amounts claimed by SUNAT in order to make such tax payments over a 67 month term, in addition to making interest payments in connection with such payments. The requested payment plan consists of an initial payment in an amount equal to 14% of the amount claimed by SUNAT and 66 equal installments for the remaining amounts. In order to finalize the deferral and payment agreement with SUNAT, the Company was required to deliver Letters of Credit (as described below under “—Issuance of letters of credit and default under our Syndicated Term Loan”) in an amount equal to the aggregate claimed amount in accordance with applicable law. To satisfy this requirement, on December 30, 2020, the Company entered into the Syndicated L/C Agreement with a group of financial entities, as described below and following delivery of the Letters of Credit, SUNAT approved the Company’s payment plan.

We will continue to pursue appeals on this matter in Peruvian courts.

Issuance of letters of credit and default under our Syndicated Term Loan. As set forth above, following the commencement of collection proceedings by SUNAT the Company, on December 30, 2020, the Company entered into the Syndicated L/C Agreement with a group of financial entities in order to satisfy the requirements under applicable law for the approval of the Company’s request for deferral and fractioning of claims.

As a result of the commencement of the collection proceedings, the incurrence of debt under the Syndicated L/C Agreement and the granting of certain liens described, the Company defaulted under its Syndicated Term Loan. As such, prior to the execution of the Syndicated L/C Agreement, on December 29, 2020, Buenaventura entered into the Forbearance Agreement with a majority of the lenders and the administrative agent under the Syndicated Term Loan, pursuant to which such creditors agreed, among other matters, not to exercise any acceleration rights under the Syndicated Term Loan in connection with any potential non-compliance with the incurrence of debt, negative pledge, consolidated interest coverage ratio or consolidated net leverage ratio as a result of our incurrence of debt (and the granting of certain collateral) pursuant to the Syndicated Letters of Credit, through April 28, 2021.

Additionally, as a requirement to the execution of the Syndicated L/C Agreement and the Forbearance Agreement, the lenders party to such agreements required Buenaventura to (1) enter into a temporary intercreditor agreement (Acuerdo Transitorio entre Acreedores) (the “Temporary Intercreditor Agreement”) which regulates the relationship between the letter of credit providers under the Syndicated L/C Agreement, a majority of the lenders and the administrative agent under the Syndicated Term Loan, certain hedge providers and the Company; and (2) grant a first lien in respect of the shares or quotas, as applicable, owned by (a) Buenaventura in Empresa de Generación Huanza S.A., Yanacocha, Sociedad Minera El Brocal S.A.A and Sociedad Minera Cerro Verde S.A.A. and (b) Condesa in Buenaventura, as collateral for the secured obligations under the Temporary Intercreditor Agreement, the Syndicated Term Loan and the company’s outstanding hedge agreements.

On April 28, 2021, we entered into an amendment and waiver to the Syndicated Term Loan which superseded the Forbearance Agreement, pursuant to which the lenders under the Syndicated Term Loan agreed to amend certain terms of the Syndicated Term Loan and to cure any and all past defaults triggered by the collection proceedings, the incurrence of debt and the granting of collateral relating to the Syndicated Letters of Credit. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General— Issuance of letters of credit and default under our Syndicated Term Loan.”

See Note 29 (d) to the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our consolidated financial statements. Management has identified the following accounting estimates and policies as critical:

•	Determination of mineral reserves and resources;

•	unit-of-production depreciation;

•	closure of mining units provision;

•	inventories;

•	impairment of non-financial assets;

•	deferred income tax and recoverability; and

•	fair value of contingent consideration

Other significant accounting policies include:

•	contingencies;

•	development start date;

•	production start date;
•	useful life of property, plant and equipment;

•	revenue from contracts with customers.

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

Determination of mineral reserves and resources

Recoverable proven and probable reserves and resources are the part of a mineral deposit than can be economically and legally extracted or produced at the time of the reserve and resources determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves and resources requires Buenaventura to determine the size, shape and depth of its ore bodies by analyzing geological data, such as sampling of drill holes, tunnels and other underground workings. In addition to the geology of Buenaventura’s mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods Buenaventura used and the related cost incurred to develop and mine its reserves and resources. The process to estimate proven and probable ore reserves and resources is audited by an independent consultant each year.

All estimated reserves and resources represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed. Reviews could occur on reserve and resources estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves and resources could affect mainly the depreciation of development costs, property, plant and equipment related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

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

Following our accounting treatment, as of December 31, 2020, we have recorded an accrual for mine closure costs of US$277.7 million to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statements.

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

Impairment of non-financial assets

We determine whether the operations of each mining unit are cash generating units, considering each mining unit operation independently. We assess at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, we estimate the asset’s recoverable amount. An asset’s recoverable amount is (i) the fair value less costs of disposal and (ii) value in use and is determined for an individual asset (cash-generating unit) unless the asset does not generate cash inflows that are clearly independent of those from other assets or groups of assets. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs and others. These estimates and assumptions are subject to risk and uncertainty.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are independent of the cash inflow generated by other assets or groups of assets. We have determined the operations of each mining unit as a single cash generating unit.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

At each reporting date, we update our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units. As a result, we recorded impairment losses and recoveries of the provision during 2017, 2018, 2019 and 2020.

In 2018, we recorded an impairment reversal related to our La Zanja mining property of US$5.7 million as a result of the analysis of the recovery amount. In addition, as a result of the disposal of assets, we recorded a reversal in our impairment provision related to our Shila Paula mining unit of US$2.8 million. This provision was previously recorded in 2016.

In 2019, we recorded an impairment for US$2.1 million as a result of the analysis of the recoverable amount of our Julcani mining unit. The main factors considered in the impairment analysis were reserves and life of the mine.

In 2020, we recorded a reversal in our impairment provision related to our Julcani mining unit of US$2.1 million. This provision was previously recorded in 2019.

 These impairment charges have not had an impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflecting of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2019 and 2020 impairment evaluations were based on price assumptions reflecting prevailing metals prices for the following years.

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

As of December 31, 2019 and 2020, unrecognized deferred income tax assets related to tax - loss carryforward, difference in depreciation and amortization rates and provision for closure of mining units, net amounted to US$50.2 million and US$52.5 million, respectively. Related to the investment in associates, the unrecognized deferred income tax asset by US$64.2 million as of December 31, 2020 (US$60.4 million as of December 31, 2019).

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

Contingent assets are not recognized in the consolidated financial statements; however, they may be disclosed in notes to the consolidated financial statements if it is probable that such contingent assets will be realized. See Note 29(c) and (d) to the Consolidated Financial Statements.

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

See Note 2.4(q) to the Consolidated Financial Statements.

Recent Developments

Since March 2021, Buenaventura has been assessing different possibilities, such as the issuance of bonds or the disposition of certain assets (including its participation in associates and subsidiaries), in order to satisfy its financial obligations and expansion requirements. As of the date of this report, the Company’s board of directors has not approved any such transactions or asset dispositions, and therefore there is no effect on any of Buenaventura’s financial reporting as of and for the period ended December 31, 2020.

Results of Operations for the Years Ended December 31, 2020 and 2019

Sales of goods. Sales of goods decreased by 22%, mainly due to the net effect of a decrease in both volume of metal sold (explained by the production reduction related to the State of National Emergency due to the COVID-19 pandemic) and variations in the average realized prices, as set forth in the chart below:

Sales of goods	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Silver (a)	298,171	230,498	(67,673)	(23)%
Gold (b)	254,194	229,590	(24,604)	(10)%
Copper (c)	238,304	181,311	(56,993)	(24)%
Zinc (d)	149,317	120,546	(28,771)	(19)%
Lead (e)	89,141	48,426	(40,715)	(46)%
Manganese sulfate	6,046	4,051	(1,995)	(33)%
	1,035,173	814,422	(220,751)	(21)%
Commercial deductions (f)	(220,306)	(179,748)	40,558	(18)%
Hedge operations (g)	4,322	(6,464)	N.A.	N.A.
Fair value of accounts receivable	2,347	5,154	2,807	120%
Adjustments to prior period liquidations	394	4,255	3,861	980%
Total sales of goods	821,930	637,619	(184,311)	(22)%

(a)	Silver sales. The decrease in silver sales is mainly due to decreases of 43% in the volume of silver sales in Uchucchacua, Julcani, Tambomayo, and Colquijirca mining units, partially offset by an increase in the average realized price in 35%.

(b)	Gold Sales. The decrease in gold sales is mainly due to decreases of 31% in the volume of gold sales which was primarily due to decreases in the volume sold in the Tambomayo and La Zanja mining units, partially offset by an increase in the average realized price in 31%.

(c)	Copper sales. The decrease in copper sales is mainly due to decreases of 29% in the volume of copper sales of Colquijirca mining unit, partially offset by an increase in the average realized price in 8%.

(d)	Zinc sales. The decrease in zinc sales is mainly due to decreases in the average realized price in 10% and volume sold in 10%, which was primarily due to decreases in the volume sold Uchucchacua and Tambomayo mining units.

(e)	Lead sales. The decrease in lead sales is mainly due to decreases in the average realized price by 12% and volume sold by 38%, which was primarily due to decreases in the volume sold Uchucchacua, Colquijirca, and Tambomayo mining units.

(f)	Commercial deductions. The decrease in 18% in the commercial deduction is mainly explained by the decrease in sales. Sales of goods figures are obtained by deducting the commercial deductions which corresponds to adjustments in price for treatment and refining charges and can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price, and that are incurred after the time of sale of the applicable concentrate.

(g)	Hedge operations. Sales of goods figures are obtained by considering the variation in the fair value of the hedge operations related to sales.

The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2019 and 2020, as well as the variation in such average realized prices and volumes recorded for these years:

Average Realized Price	Year ended December 31,
	2019	2020	Variation
Gold (US$/oz.)	1,405.35	1,841.96	31%
Silver (US$/oz.)	16.36	22.14	35%
Lead (US$/t)	1,938.07	1,708.25	(12)%
Zinc (US$/t)	2,490.60	2,233.55	(10)%
Copper (US$/t)	5,808.47	6,259.49	8%

Volume Sold	Year ended December 31,
	2019	2020	Variation
Gold (oz.)	180,876	124,644	(31)%
Silver (oz.)	18,224,320	10,410,476	(43)%
Lead (t)	45,995	28,348	(38)%
Zinc (t)	59,953	53,971	(10)%
Copper (t)	41,027	28,966	(29)%

Sales of services. Sales of services decreased by 14%, as set forth in the chart below:

Sales by services	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Insurance brokerage	15,687	14,753	(934)	(6)%
Energy generation and transmission (a)	7,974	5,532	(2,442)	(31)%
Total sales of services	23,661	20,285	(3,376)	(14)%

(a)	Energy generation and transmission. The decrease of 31% in the sales of energy generation and transmission is mainly due to decreases of 70% in sales of Consorcio Energético de Huancavelica S.A. due to in September 2019 we sold energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema.

Royalty income. In 2020, royalty income received by our subsidiary Chaupiloma amounted to US$18.6 million, representing a decrease of 16% from the US$22.3 million in royalty income received in 2019. This decrease was due to decrease in the sales of Yanacocha due to the COVID-19 pandemic restrictions. We hold a 60% interest in Chaupiloma, to which Yanacocha pays a royalty that corresponds to 3% of its net sales.

Total operating costs. Total operating costs in 2020 decreased by 18% compared to 2019 as indicated in the following table:

Operating Costs	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Cost of sales of goods, excluding depreciation and amortization (a)	(512,874)	(393,888)	118,986	(23)%
Unabsorbed cost due to production stoppage (b)	-	(27,758)	(27,758)	100%
Cost of sales of services, excluding depreciation and amortization	(3,378)	(1,554)	1,824	(54)%
Depreciation and amortization (c)	(226,335)	(189,620)	36,715	(16)%
Exploration in operating units (d)	(44,163)	(28,044)	16,119	(36)%
Mining royalties	(12,832)	(11,749)	1,083	(8)%
Total operating costs	(799,582)	(652,613)	146,969	(18)%

(a)	Cost of sales of goods, excluding depreciation and amortization. The decrease in cost of sales of goods was mainly due to decrease in our Colquijirca, Uchucchacua, Orcopampa and Tambomayo mining units in US$53.8 million, US$28.4 million, US$17.6 million and US$12.7 million, respectively. The decrease in cost of sales across Buenaventura’s mining unit is explained by the production reduction related to the State of National Emergency due to the COVID-19 pandemic, which paralyzed operations since March 16, 2020 until the second quarter of 2020, as follows:

-	Colquijirca, Uchucchacua and Tambomayo mining units reinitiated operations on May 16, 2020.

-	Orcopampa, Julcani, and La Zanja mining units reinitiated operations on June 16, 2020.

(b)	Unabsorbed cost due to production stoppage. Due to the State of National Emergency related to the COVID-19 pandemic, Buenaventura’s mining units have operated below the planned volume. The allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities under IAS 2, Inventories and unabsorbed overheads are recognized as an expense in the period in which they are incurred. Cost of sales related to the unabsorbed costs attributable to the coronavirus outbreak are presented separately from the rest of cost of sales. In 2020, unabsorbed production costs during the Company’s production stoppage totaled US$27.8 million.

(c)	Depreciation and amortization. The decrease in the cost of depreciation and amortization was mainly due to decrease in our Colquijirca, Tambomayo and Uchucchacua mining units in US$14.9 million, US$10.9 million and US$4.3 million, respectively. The decrease is explained by the production reduction related to the State of National Emergency due to the COVID-19 pandemic, which paralyzed operations since March 16, 2020 until the second quarter of 2020.

(d)	Exploration in operating units. The decrease in exploration in operating units was mainly due to decrease in our Tambomayo, Orcopampa, Julcani and Uchucchacua mining units in US$4.5 million, US$3.8 million, US$2.7 million and US$2.2 million, respectively. The decrease is explained by the effects of COVID-19 pandemic.

Total operating expenses. Operating expenses in 2020 decreased with those of 2019 due to changes in the following components:

Operating Expenses, net	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Administrative expenses (a)	(76,297)	(67,185)	9,112	(12)%
Selling expenses (b)	(24,313)	(18,533)	5,780	(24)%
Exploration in non-operating areas	(11,879)	(8,475)	3,404	(29)%
Write –off of stripping activity asset (c)	-	(11,633)	(11,633)	100%
Impairment loss (reversal) of long-lived assets (d)	(2,083)	2,083	N.A.	N.A.
Provision (reversal) for contingences and others (e)	2,968	(4,150)	N.A.	N.A.
Other, net (f)	(14,715)	2,690	N.A.	N.A.
Total operating expenses, net	(126,319)	(105,203)	21,116	(17)%

(a)	Administrative expenses. The decrease in administrative expense was mainly explained by a decrease in Uchucchacua mining unit and Conenhua mainly explained by:

-	US$7.0 million decrease in Uchucchacua mining unit due to the successful cost containment and expense reduction during the year, which was partially offset by the adverse effects of Peru’s current State of National Emergency.

-	US$1.2 million decrease in Conenhua mainly explained by a decrease in the personnel expenses. The reduction of personnel was related to the sale of energy transmission systems.

(b)	Selling expenses. The decrease in the selling expenses is mainly explained by the decrease in the shipping costs and transportations services expenses mainly in the Uchucchacua and Colquijirca and mining units in US$3.1 million and US$1.8 million, respectively mainly explained by:

-	Decrease in transportation services in Uchucchacua and Colquijirca mining units in US$1.7 million and US$0.7 million, respectively, as a result of the decrease in the volume sold.

-	Decrease in shipping costs in Colquijirca and Uchucchacua mining units in US$1.2 million and US$1.0 million, respectively, as a result of the decrease in the volume sold.

(c)	Write –off of stripping activity asset. In December 2020, as a result of the review of the mineral reserve balances, the subsidiary El Brocal wrote off the phase 9 for a total of 1,102,117 DMT at a value of US$11,633,000. The write-off corresponds to a loss of reserves due to variation in technical and economic parameters such as, decrease in estimated prices; increased cut-off; percentage decrease in payable items; and new block model.

(d)	Impairment reversal / loss of long-lived assets. During 2020, we identified impairment indicators in our Julcani, Orcopampa, and Uchucchacua mining units. Buenaventura evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount of said units based on their value in use. Instead, Buenaventura recognized a reversal for impairment of long-lived assets for US$2.1 million derived from the evaluation of its Julcani mining unit (recognized as a provision for impairment for US$2.1 million as of December 31, 2019).

(e)	Provision (reversal) for contingences and others. The variation is explained mainly because during 2020 we recognized tax contingences provisions expenses for US$2.7 million and environmental contingencies for US$1.6 million compared to an income related to a reversal of US$2.4 million related to negotiations with communities during 2019.

(f)	Other, net. The variation forms an expense of US$14.7 million in 2019 compared to an income of US$2.7 million in 2020 is primarily due to the net effect of:

-	an income of US$4.4 million during 2020 related to insurance claim recovery of the subsidiary El Brocal. This recovery is related to the insurance compensation for the damage suffered by the fire in the electric motor of the 16x22 Dominium Mill located on the first plant that occurred in August 2019.
-	an income of US$13.3 million during 2019 due to a sale of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema.
-	a decrease of US$3.4 million in expenses related to changes in provisions for exploration projects.
-	a decrease of US$2.6 million in the expenses related to impairment of spare parts and supplies,
-	a decrease of US$2.3 million in the expenses related to withdrawals and disposals of property, machinery and equipment.

Other income (expense) captions. Other income (expenses) captions in 2020 decreased with those of 2019 due to changes in the following components:

Other income (expense) captions	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Shares in the results of associates and joint venture (a)	47,710	(9,517)	N.A.	N.A.
Finance income (b)	9,675	2,411	(7,264)	(75)%
Finance costs	(42,173)	(37,822)	4,351	(10)%
Net (loss) from currency exchange difference	(734)	(4,116)	(3,382)	461%

(a)	Shares in the results of associates and joint ventures. Shares in the results of associates and joint venture changed from a gain of US$47.7 million in 2019 to a loss of US$9.5 million in 2020. The variation is primarily due to the net effect of a decrease of US$30.6 million and US$22.7 million in our share of Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., respectively.

See “Item 5. Operating and Financial Review and Prospects—Yanacocha” and “Item 5. Operating and Financial Review and Prospects—Cerro Verde” for more information

(b)	Finance income. Finance income decreased mainly explained by: (i) a decrease of US$3.9 million in the interest on time deposits due to a reduction of time deposits during 2020, and (ii) a decrease of US$3.6 million in the dividends income due to during 2019 Buenaventura received dividends from its investment in other minor investments.

Income tax. Provisions for income tax changed from an income of US$25.6 million in 2019 to an expense of US$25.4 million in 2020, due to the deferred income tax that changed from an income of US$37.6 million in 2019 to an expense of US$15.3 million in 2020. The changed is mainly explained by a higher deferred asset related to tax-loss carryforward due to a higher tax-loss during 2020, partially offset by the effects of (i) a lower deferred asset related to impairment of loss of long-lived assets, and (ii) a higher deferred liability of effect of fluctuations of exchange rates.

Non-controlling interest income (loss). Non-controlling interest income decreased from a loss of US$16.2 million in 2019 to a loss of US$14.6 million in 2020 due to changes in the results of the profit (loss) in the following subsidiaries:

Non-controlling interest income (loss)	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	(13,432)	(12,895)	537	(4)%
Minera La Zanja S.R.L.	(9,090)	(6,905)	2,185	(24)%
Apu Coropuna S.R.L.	(14)	(22)	(8)	57%
S.M.R.L. Chaupiloma Dos de Cajamarca	6,286	5,201	(1,085)	(17)%
Other minor	(1)	-	1	(100)%
	(16,251)	(14,621)	1,630	(10)%

Net income (loss). As a result of the foregoing, net loss increased from of US$28.5 million in 2019 to a loss of US$150.3 million in 2020. Net loss was 3% of revenues in 2019 and net loss was 22% of revenues in 2020.

Results of Operations for the Years Ended December 31, 2020 and 2019 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2019 and 2020 in more detail in Note 31 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our mining segments during the years ended December 31, 2020 and 2019, as well as the variation in such volumes sold for the year ended December 31, 2020 as compared to the year ended December 31, 2019:

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2020 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	133	1,542,568	306	-	18
Orcopampa	41,757	8,113	-	-	-
Uchucchacua	2	4,566,624	4,209	4,066	-
Tambomayo	57,633	1,474,485	6,009	4,463	-
La Zanja	1,291	18,975	-	-	-
Colquijirca	7,390	2,696,506	17,824	45,442	28,948

Mining Segment	Volume Sold for the year ended December 31, 2019 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	179	2,480,173	839	-	14
Orcopampa	40,702	15,049	-	-	-
Uchucchacua	-	9,808,791	15,347	15,315	-
Tambomayo	96,636	2,318,435	7,211	7,850	-
La Zanja	30,710	80,880
Colquijirca	12,649	3,520,992	22,598	36,788	41,013

Mining Segment	2020 vs 2019 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	(26)%	(38)%	(63)%	-	30%
Orcopampa	3%	(46)%	-	-	-
Uchucchacua	-	(53)%	(73)%	(73)%	-
Tambomayo	(40)%	(36)%	(17)%	(43)%	-
La Zanja	(96)%	(77)%	-	-	-
Colquijirca	(42)%	(23)%	(21)%	24%	(29)%

The change in sales of goods for the year ended December 31, 2020 as compared to the year ended December 31, 2019 is mainly explained by the changes in volume sold, as presented in the following chart:

Sales of goods – Mining Segments	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Julcani (a)	40,082	32,034	(8,048)	(20)%
Orcopampa (b)	58,902	77,825	18,923	32%
Uchucchacua (c)	186,016	90,420	(95,596)	(51)%
Tambomayo (d)	188,175	142,833	(45,342)	(24)%
La Zanja (e)	43,520	2,531	(40,989)	(94)%
Colquijirca (f)	299,252	255,275	(43,977)	(15)%

(a)	Julcani. Sales of goods decreased in 20% in 2020 compared to 2019 due to the net effect of a 32% increase in the average realized silver price and a 38% decrease in the quantity of silver sold at that unit.
(b)	Orcopampa. Sales of goods increased in 32% in 2020 compared to 2019 due to the net effect of a 29% increase in the average realized gold price and a 3% increase in the quantity of gold sold at that unit.
(c)	Uchucchacua. Sales of goods decreased in 51% in 2020 compared to 2019 due to the net effect of a 32% increase in the average realized price and a 53% decrease in the quantity of silver sold at that unit.
(d)	Tambomayo. Sales of goods decreased in 24% in 2020 compared to 2019 due to the net effect of a 35% and 31% increase in the average realized silver and gold prices, respectively and a 36% and 40% decrease in the quantity of silver and gold sold, respectively at that unit.
(e)	La Zanja. Sales of goods decreased in 94% in 2020 compared to 2019 due to a net effect of a 41% increase in the average realized gold price, and a 96% decrease in the quantity of gold sold at that unit to third parties. During 2020, the 92% of La Zanja sales was intercompanies sales and only 8% were to third parties compare to 2019 were 100% of sales were to third parties.
(f)	Colquijirca. Sales of goods decreased in 15% in 2020 compared to 2019 due to an 8% increase in the average realized copper price and a 29% decrease in the quantity of copper sold at that unit.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Julcani	(6,971)	(2,050)	4,921	(71)%
Orcopampa	(13,570)	(10,628)	2,942	(22)%
Uchucchacua (a)	(29,855)	(10,169)	19,686	(66)%
Tambomayo	(24,092)	(19,776)	4,316	(18)%
La Zanja	(6,545)	(7,846)	(1,301)	20%
Colquijirca	(26,221)	(24,923)	1,298	(5)%

(a)	Uchucchacua. The decrease in total operating expenses was mainly due to:

-	a decrease of US$7.0 million in the administrative expenses.
-	an income US$3.8 million related to revenue from commercial claims.
-	a decrease of US$3.1 million in the selling expenses as a result of the reduction of sales during 2020.
-	an income of US$2.7 million related to a reversal for impairment of spare parts and supplies.

Total operating expenses - Other Segments

Operating income (expenses) – Other Segments	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Insurance brokerage segment	(11,607)	(10,939)	668	(6)%
Corporate	(11,005)	(11,644)	(639)	6%
Exploration and development mining projects	(2,965)	(2,209)	756	(25)%
Energy generation and transmission segment (a)	8,791	(2,350)	N.A.	N.A.
Industrial activities	(2,293)	(1,187)	1,106	(48)%
Holding of investment in shares	(284)	(408)	(124)	44%
Rental of mining concessions	(53)	(49)	4	(8)%

(a)	Energy generation and transmission segment. The variation from an income of US$8.8 million in 2019 compared to an expense of US$2.3 million in 2020 was mainly explained by a sale of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema during 2019, which generated an income of US$13.3 million.

Results of Operations for the Years Ended December 31, 2019 and 2018

See “Item 5. Operating and Financial Review and Prospects” in our 2019 20-F for a comparative discussion of our consolidated results of operations for the year ended December 31, 2019 and 2018.

B.	Liquidity and Capital Resources

As of December 31, 2020 and 2019, we had cash and cash equivalents of US$235.5 million and of US$210.0 million, respectively.

Cash provided by operating activities for the years ended December 31, 2020 and 2019. Net cash and cash equivalents provided by operating activities increased by US$75.8 million, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Proceeds from sales (a)	783,000	708,196	(74,804)	(10)%
Value-added tax and other taxes recovered	45,712	42,967	(2,745)	(6)%
Dividends received from related parties (b)	33,388	3,649	(29,739)	(89)%
Royalty received	23,001	18,954	(4,047)	(18)%
Interest received	4,265	1,658	(2,607)	(61)%
Dividends received from investments	-	2,500	2,500	100%
Proceeds from insurance claim	-	4,381	4,381	100%
Payments to suppliers and third parties, and other net (c)	(610,737)	(454,140)	156,597	(26)%
Payments to employees (d)	(137,300)	(129,353)	7,947	(6)%
Payments for tax litigation (e)	(36,322)	(22,386)	13,936	(38)%
Interest paid (f)	(28,266)	(21,653)	6,613	(23)%
Income tax and Royalties paid to Peruvian State	(24,935)	(25,708)	(773)	3%
Payments of mining royalties	(4,741)	(6,180)	(1,439)	30%
Net cash and cash equivalents provided by operating activities	47,065	122,885	75,820	161%

(a)	The decrease in the proceeds from sales was mainly due to lower sales and production of Buenaventura’s mining units, as described in Results of Operations for the Years Ended December 31, 2020 and 2019 by Segment.
(b)	The decrease in dividends received from Cerro Verde was mainly due to the US$29.4 million in dividends received during 2019 compare to zero dividends received during 2020 from these associates.
(c)	The decrease in payments to suppliers and third parties is mainly explained by the decrease in the operations and ore production by Buenaventura’s mining units, as described in Results of Operations for the Years Ended December 31, 2020 and 2019 by Segment.
(d)	The decrease in payments to employees was mainly explained by the decrease in the headcount due to Buenaventura’s De-bottlenecking Program and related optimization of support areas.
(e)	The variation corresponds to different payments made during 2020 and 2019 related to claims with the Tax Administration. See the detail of payments in Note 7(g) of the Consolidated Financial Statements.
(f)	The decrease in the interest paid was mainly explained by a decrease in the interest paid in Buenaventura, Huanza and El Brocal in US$2.6 million, US$2.4 million and US$1.6 million, respectively as a result of changes in the interest rates negotiated with banks by Buenaventura and a decrease in the LIBOR during 2020.

Cash used in investing activities for the years ended December 31, 2020 and 2019. Net cash and cash equivalents used in investing activities decreased by US$43.4 million primarily due to the changes shown in the chart below:

Investing activities cash flows	Year ended December 31,
	2019	2020	Variation	Variation %

	(US$ in thousands)
Proceeds from sale of mining concessions, development costs, property, plant and equipment (a)	726	24,416	23,690	3,263%
Additions to mining concessions, development costs, property, plant and equipment (b)	(102,627)	(71,546)	31,081	(30)%
Acquisition of investment in associate (c)	-	(13,453)	(13,453)	100%
Payments for acquisition of other assets	(3,700)	(1,641)	2,059	(56)%
Net cash and cash equivalents provided by (used in) investing activities	(105,601)	(62,224)	43,377	(41)%

(a)	The proceeds from sale of assets increase mainly explained by:

•	During 2020, we collected US$21.0 million related to the sales of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema by Buenaventura (through its subsidiary Consorcio Energético de Huancavelica S.A.).

•	During 2020, Buenaventura sold its Mallay mining unit classified as discontinued during 2019 under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” The sale price was US$10 million (US$8.5 million plus VAT) with a related cost of US$3.6 million net of income from the reversal of provision for mining unit closure of US$5.1 million. As of December 31, 2020, Buenaventura has collected US$2.0 million and the remaining balance will be paid in two settlements of US$4.0 million each in November 2021 and 2022.

(b)	The decrease in capital expenditures was mainly due to the decrease in Uchucchacua, Molle Verde, Tambomayo and Colquijirca units for US$21.0 million, US$6.4 million, US$6.1 million and US$4.3 million, respectively, which was partially offset by an increase in the investments in San Gabriel and Rio Seco for US$4.5 million and US$3.2 million, respectively. See “Item 4: Information on the Company—Buenaventura—A. History and Development—Capital Expenditures.”

(c)	In January 2020, Buenaventura acquired 19.30 per cent of common shares on a non-diluted basis from Tinka Resources Ltd., through private placement financing, which represented 65,843,620 common shares of Tinka at a price of C$0.243 per common share, for gross proceeds to Tinka of C$16 million (equivalent to US$13.4 million). See Note 10 (c) of the Consolidated Financial Statements.

Cash provided by (used in) financing activities for the years ended December 31, 2020 and 2019. Net cash and cash equivalents used in financing activities decrease in US$65.4 million primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2019	2020	Variation	Variation

	(US$ in thousands)
Proceeds from bank loans	55,000	18,019	(36,981)	(67)%
Payments of bank loans	(95,000)	(7,197)	87,803	(92)%
Proceeds from financial obligations	161,894	–	(161,894)	(100)%
Payments of financial obligations	(186,152)	(38,994)	147,158	(79)%
Dividends paid to controlling shareholders	(22,098)	–	22,098	(100)%
Short-term and low value lease payments	(7,596)	(4,080)	3,516	(46)%
Decrease (Increase) of restricted bank accounts	(166)	2,134	2,300	(1,386)%
Dividends paid to non-controlling shareholders	(6,500)	(5,140)	1,360	(21)%
Net cash and cash equivalents used in financing activities	(100,618)	(35,258)	65,360	(65)%

For further information on the SUNAT debt fractioning, the issuance of letters of credit in connection therewith and our prior default under our Syndicated Term Loan, see “—A. Operating Results—General—SUNAT litigation” and “—A. Operating Results—General—Issuance of letters of credit and default under our Syndicated Term Loan.”

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. As of December 31, 2020 and 2019, the amount outstanding under such short-term loans was US$65.8 million and US$55.0 million, respectively. In 2020, we used the proceeds of such short-term loans for general working capital purposes.

Long-Term Debt

Sociedad Minera El Brocal S.A.A. On October 29, 2019, El Brocal entered into a new financing agreement in an amount of US$161,893,850 with Banco de Crédito del Perú in order to repay a financial leaseback signed in 2015 and a medium-term financing entered into in 2017. The new financing agreement has the following terms and conditions:

	Tranche A	Tranche B
Principal	US$113,325,695	US$48,568,155
Annual interest rate	3.76 percent	Three-month LIBOR plus 2.39 percent
Term	5 years beginning in October 2019 (matures in October 2024)	7 years beginning in October 2019 (matures in October 2026)

According to this financing agreement, El Brocal is required to maintain the following financial ratios: (i) Debt service coverage ratio: Higher than 1.3, (ii) Leverage Ratio: Less than 1.0 times, (iii) Indebtedness ratio: Less than 2.25 times. This new financial obligation is collateralized by a security agreement in respect of assets; certain contractual rights, flows and account balances, a real estate mortgage; and a mortgage on certain mining concessions.

In April and July 2020, El Brocal arranged with the Banco de Crédito del Perú to defer the payment of the second and third installment, scheduled for April 30, and July 30, 2020 (each installment in an amount of US$5,396,000 exclusively consisting of principal) through 2 new promissory notes with a maturity of 180 days. The initial due dates of these promissory notes were October 27, 2020 and January 26, 2021, respectively. On October 27, 2020, El Brocal rescheduled the payment of the first promissory note for an additional 180 days, with a new due date on April 24, 2021. This deferring of the second and third installment does not represent changes in terms and conditions of the original loan.

Compliance with El Brocal’s required financial ratios is monitored by El Brocal’ s management. El Brocal obtained a waiver from Banco de Crédito del Perú in connection with any possible breach of its financial ratios as of December 31, 2020.

As of December 31, 2020 and 2019, the amount outstanding under this financing was US$139.7 million and US$161.2 million, respectively.

Empresa de Generación Huanza S.A. The long-term debt of Huanza is made up of: (i) a financial lease agreement entered into on December 2, 2009, with Banco de Crédito del Perú in an aggregate amount of US$119.0 million, for purposes of constructing a hydroelectric power station. Huanza is the lessee under such agreement. On October 29, 2020, as part of Buenaventura’s strategy to preserve cash, Huanza entered into an amendment to this lease agreement (in respect of the final principal installment thereunder, amounting to US$44,191,000), pursuant to which parties agreed to extend the maturity through May 2022 and to modify the interest applicable to the loan to 30-day LIBOR plus a 2.10% margin beginning in December 31, 2020 (compared to the three-month LIBOR plus 2.75% margin applicable as of December 31, 2019), and (ii) a financial lease agreement entered into on June 30, 2014, with Banco de Crédito del Perú in an aggregate amount of US$103.4 million. On October 29, 2020, as part of Buenaventura’s strategy to preserve cash, Huanza entered into an amendment to this lease agreement (in respect of the final principal installment thereunder, amounting to US$68,905,000), pursuant to which parties agreed to extend the maturity through May 2022 and to modify the interest applicable to the loan to 30-day LIBOR plus a 2.10% margin beginning in December 31, 2020 (compared to the three-month LIBOR plus 2.75% margin applicable as of December 31, 2019). As of December 31, 2020 and 2019, the amount outstanding under each lease was US$111.8 million and US$130.5 million, respectively.

 Compañía de Minas Buenaventura S.A.A. On June 27, 2016, in order to repay short-term contracts held as of December 31, 2015, we entered into the Syndicated Term Loan. Obligations under the Syndicated Term Loan are guaranteed by Condesa and Conenhua, our wholly-owned subsidiaries, and Colquijirca, which is 100% owned by us. The term loan agreement governing the Syndicated Term Loan contains certain customary covenants, including certain financial maintenance covenants, and events of default. See Exhibit 2.1. On April 2, 2020 we entered into a second amendment to the Syndicated Term Loan, pursuant to which, as of the date of this annual report, borrowings under the Syndicated Term Loan bear interest at a rate per annum equal to LIBOR plus 1.90%. Principal under the Syndicated Term Loan shall be payable in five consecutive and semi-annual installments of US$41,250,000 beginning in October 2022 and one final payment of US$68,750,000 in April 2025 (on which date all amounts outstanding shall be payable). On December 29, 2020, Buenaventura entered into (i) the Forbearance Agreement, and (ii) an Acuerdo Transitorio entre Acreedores with a majority of the lenders and the administrative agent under the Syndicated Term Loan and certain other of our secured creditors, pursuant to which such creditors agreed, among other matters, not to exercise any acceleration rights under the Syndicated Term Loan in connection with any potential non-compliance with the incurrence of debt, negative pledge, consolidated interest coverage ratio or consolidated net leverage ratio as a result of our incurrence of debt (and the granting of certain collateral) pursuant to the Syndicated Letters of Credit, through April 28, 2021. On April 28, 2021, we entered into a third amendment and waiver to the Syndicated Term Loan in order to amend certain terms of the Syndicated Term Loan and to cure any and all past defaults triggered by the collection proceedings and the incurrence of debt relating to the letters of credit.

Exploration Costs and Capital Expenditures

During 2020, we spent US$8.5 million on “exploration in non-operating areas” and US$28.0 million on “exploration in operating units.” Our “exploration in non-operating areas” investments mainly focused on the Emperatriz exploration projects. Our “exploration in operating units” investments were mainly focused in the Tambomayo, Uchucchacua and Colquijirca units.

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

Recent Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current -

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement.

-	That a right to defer must exist at the end of the reporting period.

-	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. Buenaventura is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Reference to the Conceptual Framework – Amendments to IFRS 3 -

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 -

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on Buenaventura.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 –

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach.” The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Buenaventura will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform -

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide several reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on Buenaventura’s consolidated financial statements as it does not have any interest rate hedge relationships.

C.	Research and Development

Not applicable.

D.	Trend Information

Other than as disclosed in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition.

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

Other than in connection with the Syndicated L/C Agreement, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

For further information on the SUNAT debt fractioning and the issuance of letters of credit in connection therewith, see “—A. Operating Results—General—SUNAT litigation” and “—A. Operating Results—General—Issuance of letters of credit and default under our Syndicated Term Loan.”

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2020:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-2 years	2-5 Years	More than 5 years
Bank loans – capital	65,793	65,793	–	–	–
Bank loans – interest	1,156	1,156	–	–	–
Trade and other payables	167,852	167,852	–	–	–
Financial obligation – capital	528,405	21,587	175,932	324,815	6,071
Financial obligation – interest	43,271	14,868	13,289	14,911	203
Lease – capital	7,839	3,609	2,010	2,220	–
Lease – interest	362	74	143	145	–
Hedge derivative financial instruments	18,439	15,804	2,635	–	–
Contingent consideration liability	46,670	–	–	9,924	36,746

Total Contractual Cash Obligations	879,787	290,743	194,009	352,015	43,020

As of December 31, 2020, we had no other commercial commitments.

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

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2020 and 2019 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2020 and 2019 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2019	2020

	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	516,252	395,442
Add:
Consolidated Exploration in operating units	44,163	28,044
Commercial Deductions	220,306	179,748
Consolidated Selling Expenses	24,313	18,533
Consolidated Cost applicable to sales	805,034	621,768

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2019	2020

	(US$ in thousands)
Julcani, Gold	166	7
Julcani, Silver	24,405	15,961
Julcani, Lead	971	251
Julcani, Copper	47	23
Orcopampa, Gold	51,154	34,315
Orcopampa, Silver	228	81
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	11
Uchucchacua, Silver	79,562	74,134
Uchucchacua, Lead	14,815	5,119
Uchucchacua, Zinc	19,004	6,326
Tambomayo, Gold	47,741	40,648
Tambomayo, Silver	13,540	12,640
Tambomayo, Lead	4,979	4,123
Tambomayo, Zinc	7,058	3,670

	For the year ended December 31,
Cost of sales by mine and mineral	2019	2020

	(US$ in thousands)
La Zanja, Gold	37,445	30,373
La Zanja, Silver	1,140	2,499
El Brocal, Gold	8,429	5,541
El Brocal, Silver	26,966	25,652
El Brocal, Lead	20,388	12,331
El Brocal, Zinc	42,537	41,583
El Brocal, Copper	110,979	73,408
Non Mining Units	4,697	6,746
	516,252	395,442

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2019	2020

	(US$ in thousands)
Julcani, Gold	38	1
Julcani, Silver	5,593	3,112
Julcani, Lead	223	49
Julcani, Copper	11	4
Orcopampa, Gold	9,000	5,186
Orcopampa, Silver	40	12
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	1
Uchucchacua, Silver	6,257	5,830
Uchucchacua, Lead	1,165	403
Uchucchacua, Zinc	1,495	498
Tambomayo, Gold	7,562	4,763
Tambomayo, Silver	2,145	1,481
Tambomayo, Lead	789	483
Tambomayo, Zinc	1,118	430
La Zanja, Gold	2	2
La Zanja, Silver	0	0
El Brocal, Gold	351	202
El Brocal, Silver	1,124	937
El Brocal, Lead	850	450
El Brocal, Zinc	1,774	1,519
El Brocal, Copper	4,627	2,681
Non Mining Units	0	0
	44,163	28,044

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in operation expenses:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2019	2020

	(US$ in thousands)
Julcani, Gold	19	11
Julcani, Silver	3,084	2,505
Julcani, Lead	122	38
Julcani, Copper	8	5
Orcopampa, Gold	201	234
Orcopampa, Silver	1	9
Orcopampa, Copper	0	0
Uchucchacua, Gold	-1	1

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2019	2020

	(US$ in thousands)
Uchucchacua, Silver	29,088	18,831
Uchucchacua, Lead	3,324	1,111
Uchucchacua, Zinc	10,197	2,082
Tambomayo, Gold	7,786	6,266
Tambomayo, Silver	4,265	4,023
Tambomayo, Lead	1,497	1,219
Tambomayo, Zinc	6,170	3,585
La Zanja, Gold	102	376
La Zanja, Silver	2	21
El Brocal, Gold	7,438	5,377
El Brocal, Silver	14,730	17,258
El Brocal, Lead	5,495	6,528
El Brocal, Zinc	27,302	41,907
El Brocal, Copper	99,477	68,360
Non Mining Units	0	0
Consolidated Commercial Deductions in operating units	220,306	179,748

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2019	2020

	(US$ in thousands)
Julcani, Gold	3	0
Julcani, Silver	384	430
Julcani, Lead	15	7
Julcani, Copper	1	1
Orcopampa, Gold	257	435
Orcopampa, Silver	1	1
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	4,278	2,751
Uchucchacua, Lead	797	190
Uchucchacua, Zinc	1,022	235
Tambomayo, Gold	2,566	2,570
Tambomayo, Silver	728	799
Tambomayo, Lead	268	261
Tambomayo, Zinc	379	232
La Zanja, Gold	312	74
La Zanja, Silver	9	6
El Brocal, Gold	437	317
El Brocal, Silver	1,399	1,468
El Brocal, Lead	1,057	706
El Brocal, Zinc	2,206	2,379
El Brocal, Copper	5,756	4,200
Non Mining Units	2,439	1,471
Consolidated Selling expenses	24,313	18,533

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2019	2020	2019	2020	2019	2020	2019	2020

	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	47	23	166	7	971	251	24,405	15,961
Add:
Exploration in units in operation	11	4	38	1	223	49	5,593	3,112
Commercial Deductions	8	5	19	11	122	38	3,084	2,505
Selling expenses	1	1	3	0	15	7	384	430
Cost applicable to sales	66	33	225	19	1,585	345	33,467	22,008
Divide:
Volume Sold (unaudited)	14	18	179	133	839	306	2,480,173	1,542,568
Cost applicable to sales per unit of mineral sold (US$)	4,788	1,819	1,259	143	1,585	1,126	13.49	14.27

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2019	2020	2019	2020

	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	51,154	34,315	228	81
Add:
Exploration in units in operation	9,000	5,186	40	12
Commercial Deductions	201	234	1	9
Selling expenses	257	435	1	1
Cost applicable to sales	60,612	40,169	271	104
Divide:
Volume Sold (unaudited)	40,702	41,757	15,049	8,113
Cost applicable to sales per unit of mineral sold (US$)	1,489	962	17.98	12.78

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2019	2020	2019	2020	2019	2020

			(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	14,815	5,119	79,562	74,134	19,004	6,326
Add:
Exploration in units in operation	1,165	403	6,257	5,830	1,495	498
Commercial Deductions	3,324	1,111	29,088	18,831	10,197	2,082
Selling expenses	797	190	4,278	2,751	1,022	235
Cost applicable to sales	20,101	6,823	119,184	101,547	31,718	9,141
Divide:
Volume Sold (unaudited)	15,347	4,209	9,808,791	4,566,624	15,315	4,066
Cost applicable to sales per unit of mineral sold (US$)	1,310	1,621	12.15	22.24	2,071	2,248

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2019	2020	2019	2020	2019	2020	2019	2020

	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	47,741	40,648	13,540	12.640	4,979	4,123	7,058	3,670
Add:
Exploration in units in operation	7,562	4,763	2,145	1,481	789	483	1,118	430
Commercial Deductions	7,786	6,266	4,265	4,023	1,497	1,219	6,170	3,585
Selling expenses	2,566	2,570	728	799	268	261	379	232
Cost applicable to sales	65,655	54,247	20,677	18,944	7,532	6,086	14,725	7,917
Divide:
Volume Sold (unaudited)	96,636	57,633	2,318,434	1,474,485	7,211	6,009	7,850	4,463
Cost applicable to sales per unit of mineral sold (US$)	679	941	8.92	12.85	1,045	1,013	1,876	1,774

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended December 31,		For the year ended December 31,
	2019	2020	2019	2020

	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	37,445	30,373	1,140	2,499
Add:
Exploration in units in operation	2	2	0	0
Commercial Deductions	102	376	2	21
Selling expenses	312	74	9	6
Cost applicable to sales	37,861	30,825	1,151	2,526
Divide:
Volume Sold (unaudited)	30,710	17,730	80,880	122,180
Cost applicable to sales per unit of mineral sold (US$)	1,233	1,739	14.24	20.67

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020

	(US$ in thousands except operating and per unit data)
Cost of Sales, excluding depreciation and amortization	110,979	73,408	8,429	5,541	20,388	12,331	26,966	25,652	42,537	41,583
Add:
Exploration in units in operation	4,627	2,681	351	202	850	450	1,124	937	1,774	1,519
Commercial Deductions	99,477	68,360	7,438	5,377	5,495	6,528	14,730	17,258	27,302	41,907
Selling expenses	5,756	4,200	437	317	1,057	706	1,399	1,468	2,206	2,379
Cost applicable to sales	220,840	148,650	16,656	11,437	27,790	20,015	44,219	45,315	73,818	87,388
Divide:
Volume Sold (unaudited)	41,013	28,948	12,648	7,390	22,598	17,824	3,520,992	2,696,506	36,788	45,442
Cost applicable to sales per unit of mineral sold (US$)	5,385	5,135	1,317	1,548	1,230	1,123	12.56	16.80	2,007	1,923

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS TOTAL
	For the year ended December 31,
	2019	2020

	(US$ in thousands)
Cost of Sales, excluding depreciation and amortization	4,697	6,746
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	2,439	1,471
Total Cost applicable to sales	7,136	8,217

YANACOCHA

Introduction

The following discussion should be read in conjunction with (i) the Yanacocha Consolidated Financial Statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2020 20-F. The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB and in U.S. Dollars.

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

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2020	2019
Gold sales (in thousands of US$)	592,394	734,526
Gold sold (oz.)	339,068	529,307
Average gold price received (US$/oz.)	1,747	1,388
Other operating expenses, net (in thousands of US$)	(34,322)	(35.987)
Loss for the year (in thousands of US$)	(165,449)	(95,257)

Gold sales. Gold sales decreased 19%, or US$ 142 million, from 2019 to 2020, Gold production decreased 35% primarily due to lower mill throughput as a result of the site being placed on care and maintenance, in addition to lower ore grade milled as a result of lower ore grade mined and lower leach production driven by lower tons placed on the leach pad.

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense, (iv) reclamation expenses and (v) other costs. Costs applicable to sales per gold ounce increased 50% primarily due to lower ore grade mined, higher strip ratio, higher gold-price driven royalties and higher leach pad inventory adjustments, partially offset by higher by-product credits from silver sales. Depreciation and amortization per gold ounce increased 70% primarily due to higher depreciation rates as a result of Quecher Main achieving commercial production in the fourth quarter of 2019 and the impact of the site being placed on care and maintenance.

Other operating expenses, net. Other operating expenses, net decreased by 0.05% or US$1.7 million from 2019 to 2020, primarily due to lower exploration and advanced projects as a result of the COVID-19 pandemic restrictions during 2020.

Income tax benefit (expense). Yanacocha’s financial and operating results included an income and mining tax expense of US$53 million in 2020 compared to an expense of US$65 million in 2019. The difference was driven by a higher loss before income tax in 2020 for US$ 112 million as compared to a loss before tax of US$ 30 million in 2019 and higher valuation allowance on deferred income tax assets in 2020 for $ 57 million (US$ 46 million in 2019).

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

Results of Operations for the Years Ended December 31, 2020 and 2019

Sales

Gold sales. Gold sales decreased 19%, or US$ 142 million, from 2019 to 2020, due to lower Gold production. Gold ounces produced decreased 35% due to lower mill throughput as a result of the site being placed on care and maintenance, in addition to lower ore grade milled as a result of lower ore grade mined and lower leach production driven by lower tons placed on the leach pad. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales

Costs applicable to sales for the year ending December 31, 2020 and 2019 comprised:

	2020	2019

	(US$ in thousands)
Beginning balance of finished goods and in-process	302,382	341,213
Beginning balance of provision for net realizable value	(47,925)	(89,127)
Royalties to related parties	18,638	22,297
Mining royalties to the government	7,570	9,255
Consumption of supplies	138,041	200,036
Personnel expenses	61,298	72,325
Other services	31,864	41,120
Maintenance	17,415	26,645
Power	20,241	23,619
Depreciation and amortization	140,252	144,862
Workers’ profit participation	17,199	12,804
Incremental costs related to COVID-19 pandemic and care and maintenance	43,672	-
Reclamation expenses	124,780	142,129
Ending balance of provisions for net realizable value	13,287	47,925
Ending balance of finished goods and in-process	(222,258)	(302,382)
	666,456	692,721

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales decreased by 4% or US$ 26 million from 2019 to 2020. Costs applicable to sales per ounce of gold increased by 50% from US$1,309 per ounce in 2019 to US$ 1,965 per ounce in 2020.

Operating costs decreased by 35% from US$363 million in 2019 to US$ 269 million in 2020. Operating costs consist primarily of drilling, blasting, loading, hauling, leaching, milling and metal recovery costs

Reclamation expenses of US$ 125 million are due to a non-cash charge to reclamation expenses for the year ended December 31, 2020 related to the areas of Yanacocha’s operations no longer in production. The decrease in respect of the reclamation obligation of US$ 17 million in 2020 is mainly due to water treatment costs.

Workers’ profit participation increased by 31%, from US$13 million in 2019 to US$ 17 million in 2020. This increase was driven by higher revenues. Workers’ profit participation expense is calculated based on taxable net income, in accordance with Peruvian labor legislation.

The portion of leach pad inventory write-downs associated with costs applicable to sales decreased from US$41.2 million to US$ 34.6 million due to higher realizable price.

 Depreciation, depletion and amortization decreased by 4% from US$145 million in 2019 to US$ 140 million in 2020. This decrease was attributable principally to lower net book value assets and lower remain useful life.

Administrative expenses

Administrative expenses for the years ended December 31, 2020 and 2019 were composed of:

	2020	2019

	(US$ in thousands)
Management expenses	874	1,341
Other	353	403
	1,227	1,744

Other operating expenses, net

Other operating expenses, net for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019

	(US$ in thousands)
Exploration and advance project	19,279	33,669
Severance program	4,454	2,210
Cost of sales from the sale of fixed assets	30	2,092
Tax fine	11	2,019
Write-off of fixed assets	460	1,204
Revenue from sale of fixed assets	(40)	(8,088)
Social responsibility commitments	6,730	-
Others, net	3,398	2,881
	34,322	35,987

Exploration and advanced project costs decreased from US$34 million in 2019 to US$20 million in 2020. This decrease was mainly driven by Sulfides Studies re-scheduled looking for more challenges to increase project’s value due to re-schedule of Stage 3 Supplemental 2 IC and Exploration Projects expenditures, mainly related to drilling was paralyzed in 2020.

Impairment of long-lived assets

In 2020, Yanacocha Management identified as an impairment reversal indicator the significant increase in the long-term gold price, as a result the Company had to determinate the recoverable amount for its CGU Yanacocha and CGU Conga. As a result of this analysis the Company concluded that no additional impairment or impairment reversal was required to be recorded as the recoverable amount exceeded the carrying amount of the CGUs’ assets.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expense of US$53 million in 2020 compared to US$65 million in 2019. This decrease was driven by the higher valuation allowance on deferred income tax assets in 2020 for US$57 million (US$46 million in 2019), favorable effect of change in translation to US dollars for US$23 million (unfavorable US$4 million in 2019), offset by the higher loss before income tax in 2020 for US$112 million (US$30 million loss in 2019).

Net loss

Net loss increased by US$70.3 million, from net loss of US$95.2 million in 2019 to net loss of US$ 165.5 million in 2020, mainly explained by the lower gold sales.

Results of Operations for the Years Ended December 31, 2019 and 2018

See “Item 5. Operating and Financial Review and Prospects” in our 2019 20-F for a comparative discussion of Yanacocha’s consolidated results of operations for the year ended December 31, 2019 and 2018.

B.	Liquidity and Capital Resources

As of December 31, 2020, Yanacocha had cash and cash equivalents of US$871 million, substantially all of which were held in U.S. Dollars, as compared to US$819 million as of December 31, 2019.

Cash provided by operating activities

Yanacocha generated net cash flow from operations of US$122 million in 2020 and US$272 million in 2019. The net cash flow from operations in 2020 was -123% or US$150 million lower than in 2019. The decrease was primarily driven by lower Gold Sales.

Cash used in investing activities

Net cash used in investing activities was US$100 million in 2020 compared to US$176 million in 2019. The decrease in cash used in investing activities was mainly due to timing delays driven by COVID-19 restrictions during 2020.

Cash used in financing activities

Net cash used in financing activities was US$0.3 million in 2020, as compared to cash used was US$0.3 million in 2019. There was no material variance.

Capital Expenditures

In 2020, Yanacocha’s principal capital expenditures of US$143 million were mainly related to Sulfides project, Quecher Main development capital spend and asset components.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows Yanacocha’s contractual obligations as of December 31, 2020:

	Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt instruments	45	-	45	-	-
Right of use liability	0.3	0.3	-	-	-
Trade accounts payable	45	45	-	-	-
Other short-term obligations	12	12	-	-	-
Total Contractual Cash Obligations	102.3	57.3	45	-	-

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2019 20-F. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

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

As a result of the COVID-19 outbreak in Perú, in March 2020 Cerro Verde temporarily transitioned to a care and maintenance status and adjusted its operations to prioritize critical activities in compliance with the Supreme Decree and declaration of National Emergency issued by the Peruvian government in its efforts to contain the outbreak of COVID-19. Cerro Verde has been gradually restoring its operations from the second quarter 2020 onwards. Also, due to the significant negative impacts of the COVID-19 pandemic on the global economy, Cerro Verde evaluated its near-term operating plans with a focus on maximizing cash flow and protecting liquidity in a weak and uncertain economic environment, and to preserve asset values for anticipated improved copper prices as economic conditions recover. The Company will continue to closely monitor health and market conditions to make further adjustments to mine plans as required.

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

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2019 and 2020:

	As of and for the year ended December 31,
	2019	2020
Income statement data (1)
Sales (US$ in thousands)	2,896,894	2,538,593
Profit for the year (US$ in thousands)	390,377	274,544
Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (metric tons in thousands)	65,000	49,000
Millable ore reserves (metric tons in thousands)	809,000	701,000
Probable:
Leachable ore reserves (metric tons in thousands)	31,000	25,000
Millable ore reserves (tons in thousands)	3,361,000	3,302,000
Average copper grade of leachable ore reserves (%)	0.32	0.29
Average copper grade of millable ore reserves (%)	0.36	0.36
Production (3)
Cathodes (in thousands of recoverable pounds)	88,098	82,487
Concentrates (in thousands of recoverable pounds)	915,678	737,614
Average realized price of copper sold (US$ per ton payable)	6,375	6,766

(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

(2)	Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data.” Cerro Verde used US$2.50 per pound of copper to determine copper as of December 31, 2020. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable reserves for us and Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends..

(3)	Derived from “Item 3. Key Information – A. Selected Financial Data”

Cerro Verde Mining Royalties

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. Prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year tax stability agreement, which became effective January 1, 2014. The amount to be paid for the mining royalty will be the greater of a progressive rate of the quarterly operating income or 1% of quarterly sales.

SUNAT assessed mining royalties on materials processed by the Company´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. The Company contested each of these assessments because it considers that its 1998 Stability Agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as the Company began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

Since 2017, the Company recorded charges of S/2.8 billion (approximately US$771.2 million based on the December 31, 2020, exchange rate, including deferred interest, interest and penalties of US$496.5 million) for the royalty and special mining tax assessments for the period December 2006 through the year 2013. Since 2014, the Company has been paying the disputed assessments under protest for the period from December 2006 through December 2013 under installment payment programs. Through December 31, 2020, the Company has made payments totaling S/1.6 billion under these installment programs (US$476.7 million based on the date of payment exchange rate and US$435.2 million based on the December 31, 2020, exchange rate).

On July 13, 2020, the Company requested the application of the Deferral and / or Installment Regime, approved by Legislative Decree No. 1487, which contemplates a reduced interest rate on the debts administered by SUNAT related to the current installment payment programs of special mining tax for the period October 2011 through December 2013. The request includes a six month of deferred interest and thirty installment payments. This request was approved by SUNAT in August 2020.

During February 2020, the Company requested the initiation of an arbitration proceeding against the Republic of Peru before the International Centre for Settlement of Investment Disputes (ICSID).

On March 31, 2020, Superintendence Resolution 066-2020/SUNAT was published in which new default monthly interest rates were established effective April 1, 2020. The default interest rate in national currency changes from 1.2% to 1% and in the case of foreign currency it changes from 0.6% to 0.5%. Likewise, interest rates for the return of undue or excess payments in national currency (soles) change from 0.50% to 0.42% and in the case of foreign currency (US Dollars) change from 0.30% to 0.25%. Finally, the interest rate on returns due to withholding and/or non-applied perceptions of VAT changes from 1.2% to 1%.

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

Results of Operations for the Years Ended December 31, 2020 and 2019

Sales. Sales, including mark-to-market adjustments for pounds of copper pending settlement, decreased by 12%, from US$2,896.9 million in 2019 to US$2,538.6 million in 2020, principally due to lower sales volume (associated with lower copper production derived from revised operating plans because of COVID-19 pandemic impact). The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020	Variation
Average price
Copper (US$ per ton)	6,375	6,766	6%
Volume sold (unaudited)
Copper (in tons)	454,430	375,185	-17%

Average realized copper prices per ton increased from US$6,375 in 2019 to US$6,766 in 2020. The volume of copper sold decreased from 454,430 tons in 2019 to 375,185 tons in 2020. The combined effect of these changes resulted in a US$358.3 million decrease in income from sales in 2020 compared to 2019.

Total costs of sales of goods. Total costs of sales of goods decreased from US$1,961.6 million in 2019 to US$1,809.3 million in 2020, due mainly to the net effect of the following:

(a)       Materials and supplies decreased by 16%, from US$693.3 million in 2019 to US$581.7 million in 2020, mainly due to lower operations and maintenance supplies consumption associated with lower tons mined and lower throughput in mills (primarily due to care and maintenance period in year 2020 due to COVID-19 situation)

(b)       Depreciation and amortization decreased by 9%, from US$535.0 million in 2019 to US$484.2 million in 2020 primarily related to lower units-of-production depreciation (lower copper production), lower amortization of capitalized stripping (lower tons mined).

(c)       Energy costs decreased by 12%, from US$228.9 million in 2019 to US$200.8 million in 2020 due to lower diesel price and consumption and lower power consumption.

(d)       Benefits associated with work in process inventories increased by 112%, from US$(23.4) million in 2019 to US$(49.6) million in 2020 due to lower mill pounds removed.

(e)       In year 2020 the company recognized charges totaling US$95.7 million, associated with the COVID-19 pandemic and revised operating plans.

Total operating expenses. Operating expenses decreased by 12%, from US$146.9 million in 2019 to US$130.0 million in 2020 due mainly to the following:

(a)       Selling expenses decreased by 11%, from US$109.5 million in 2019 to US$97.7 million in 2020, mainly due to a lower land and ocean freight as a result of lower concentrate sold.

Income tax. Income tax expense, including current and deferred expense, decreased by 21%, from an expense of US$298.1 million in 2019 to an expense of US$236.9 million in 2020 primarily due to lower profit generated in 2020.

Profit of the year. As a result of the foregoing, profit of the year decreased by 30%, from US$390.4 million in 2019 to US$274.5 million in 2020. As a percentage of net sales, net income was 11% in 2020, compared to 13% in 2019.

Results of Operations for the Years Ended December 31, 2019 and 2018

See “Item 5. Operating and Financial Review and Prospects” in our 2019 Form 20-F for a comparative discussion of Cerro Verde’s consolidated results of operations for the year ended December 31, 2019 and 2018.

B.	Liquidity and Capital Resources

As of December 31, 2020, Cerro Verde had cash and cash equivalents of US$533.7 million, compared to US$481.5 million as of December 31, 2019.

Cash provided by operating activities for the years ended December 31, 2020 and 2019. Net cash and cash equivalents provided by operating activities were US$638.3 million in 2020, compared to net cash provided by operating activities of US$820 million in 2019. This change in net cash flow provided by operating activities in 2020 compared to 2019 was mainly attributable to the following factors:

•	A decrease in proceeds from sales from US$2,885 million in 2019 to US$2,418 million in 2020.

•	A decrease in operational payments from US$1,662 million in 2019 to US$1,554 million in 2020.

•	A decrease in income tax payments and royalty case payments from US$403 million in 2019 to US$226 million in 2020

Cash used in investing activities for the years ended December 31, 2020 and 2019. Net cash used in investing activities decreased from US$479.3 million in 2019 to US$271.7 million in 2020, mainly due to lower payments related to the purchase of property, plant and equipment in year 2020 associated to COVID-19 pandemic (revised capital needs).

Cash used in financing activities for the years ended December 31, 2020 and 2019. Net cash and cash equivalents used in financing activities was US$314.4 million in 2020, compared to net cash used in financing activities of US$360.5 million in 2019. The decrease in net cash in financing activities was primarily due to the decision of not making dividends payments in year 2020 (US$150 million was paid in year 2019) partially offset by higher syndicated bank loan payment repayments for US$105 million.

Long-term Debt

As of December 31, 2020, Cerro Verde had total long-term debt of US$592.4 million mainly in connection with the senior unsecured credit facility and lease liabilities.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows Cerro Verde’s contractual obligations as of December 31, 2020:

		Payments due by Period (US$ in millions)
	Total	Less than 1 year	1-5 years	More than 5 years
Trade and other payables	207,625	207,625	-	-
Accounts payable – related parties	3,446	3,446	-	-
Other financial liabilities	602,668	10,223	560,750	31,695
Other accounts payable	411,857	126,465	285,392	-
Total Contractual Cash Obligations	1,225,596	347,759	846,142	31,695

ITEM 6.	Directors, Senior Management and Employees

A.	Board of Directors and Senior Management

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

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides(1)	66	Chairman of the Board	1980	March 2023
Felipe Ortiz-de-Zevallos	73	Director	2003	March 2023
Marco Antonio Zaldívar	60	Director	2020	March 2023
William Champion	67	Director	2016	March 2023
Diego de la Torre	58	Director	2017	March 2023
Nicole Bernex	71	Director	2018	March 2023
Raúl Benavides (1)	65	Director	2020	March 2023

Executive Officers
Leandro Garcia	53	Chief Executive Officer	2020
Daniel Dominguez	43	Vice President and Chief Financial Officer	2020
Aldo Massa	49	Vice President of Business Development and Commercial	2021
Alejandro Hermoza	59	Vice President Community Relations	2008
Juan Carlos Ortiz	50	Vice President Operations	2018
Gulnara la Rosa	56	General Counsel	2012

(1)	Roque Benavides is the brother of Raúl Benavides.

Set forth below is biographical information concerning members of our board and management.

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

Raúl Benavides Ganoza, Director. Mr. Benavides earned his bachelor’s degree in Mining Engineering from the University of Missouri—Rolla, Master of Mining Administration from Pennsylvania State University, and completed the Advanced Management Program at Harvard Business School (AMP-160). He has served as President of the IIMP, as well as being the Founder and President of the Mining Safety Institute (ISEM). He is currently the President of the vocational mining school CETEMIN. He has worked at Buenaventura since 1980, and is the Director of 11 related companies.

Leandro Garcia, Chief Executive Officer. Mr. Garcia earned his bachelor’s degree in business administration and a bachelor’s degree in accounting from Universidad del Pacífico and his Master of Business Administration from the University of Miami in Florida. He completed the Management Development Program at Harvard Business School in 2017. He held the position of Treasury Head at Buenaventura from 1990 to 1997. He also worked as the finance manager at Sociedad Minera El Brocal until 2000. , as general manager of Boticas BTL until 2005, and general manager of Boticas Inkafarma until June 2011. He rejoined Buenaventura as Controller General in July 2011. He has also served as director of Química Suiza Retail, the business that manages the Mi Farma pharmacy chain, from January 2016 until January 2018. Mr. Garcia has also served as Chief Executive Officer of Consorcio Energético de Huancavelica and a director of Sociedad Minera El Brocal, Compañía Minera Condesa y Empresa de Generación Huanza.

Daniel Dominguez, Vice President and Chief Financial Officer. Mr. Dominguez earned his bachelor’s degree in Economics and a Master of Business Administration from Universidad del Pacifico. He also successfully completed the Harvard Business School General Management Program (GMP-16) in 2015 and the London Business School Corporate Finance Program in 2010. Mr. Dominguez has served in several positions at Buenaventura, most recently as Supply Chain Manager since 2017. Prior to this role, he was the Company’s Financial Planning and Investor Relations Manager from 2016 to 2017, Director of Treasury and Financial Planning from 2012 to 2016, and Head of Treasury from 2003 to 2012. He began his career in 2000 as Head of Treasury at IMINSUR, previously a subsidiary of Buenaventura. Since September 2020, he has been appointed as Vice President and Chief Financial Officer.

Aldo Massa, Vice President of Business Development and Commercial. Mr. Massa earned his bachelor’s degree in Business Administration from the Universidad de Lima and received an MBA from Universidad del Pacifico, also in Lima. Mr. Massa served as Buenaventura’s Commercial Manager since February 2020. He has more than 23 years of mining industry experience with Companies including Southern Copper Corporation, part of the Mexico Group, where he held the role of Corporate Commercial Director for Peru, Mexico, the United States and Spain. Since January 2021, he has been appointed as Vice President of Business Development and Commercial.

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

During the year ended December 31, 2020, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$13.4 million, including director’s fees accrued in 2019 and paid in 2020. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 30(d) to the Consolidated Financial Statements for further information.

C.	Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders (the “General Meeting”) and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly consolidated financial statements, reviews consolidated financial statements before their presentation to the Superintendencia del Mercado de Valores, or the “SMV” (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities) (“CONASEV”)), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are Messrs. Zaldívar, Ortiz-de-Zevallos and de la Torre.

Compensation Committee

The compensation committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer and any stock option compensation plans. The members of the Compensation Committee for 2020 were Messrs. Ortiz-de-Zevallos, Roque Benavides and de la Torre.

Nominating Committee

The Nominating Committee is responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders. The members of the Nominating Committee for 2020 were Messrs. Roque Benavides, Morales and Ortiz-de-Zevallos.

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2020 were Messrs. Roque Benavides, Morales and Ortiz-de-Zevallos.

Innovation and Sustainability Committee

The Innovation and Sustainability Committee is responsible for monitoring initiatives and practices related to Innovation and Sustainability. The members of the Innovation and Sustainability Committee for 2020 were Miss Nicole Bernex, Messrs. Roque Benavides, and de la Torre.

D.	Employees

As of December 31, 2020 we, including our subsidiaries and Coimolache, had 2,934 employees (including permanent and temporary employees). In addition, we have entered into arrangements with independent contractors that employed 8,985 workers at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2020, the average tenure of Buenaventura’s permanent laborers was approximately 10 years.

Of the 2,897 permanent employees (considers employees working on an indefinite term contract) employed by Buenaventura, its subsidiaries and Coimolache, approximately 51% are members of 14 different labor unions (including five unions for clerical workers and nine unions for laborers), representing all aforementioned clerical workers and laborers in collective negotiations. There are also five unions for workers employed by independent contractors that were formed over the last eight years in our mines at Uchucchacua, Orcopampa and Julcani, El Brocal and Coimolache.

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

 As of March 31, 2021, our directors and executive officers, as a group, owned 27,740,370 Common Shares, representing 10.93% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2021 is set forth below:

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares
Roque Benavides †	13,912,006	5.48	—	—	13,912,006	5.48
William Champion	—	—	—	—	—	—
Nicole Bernex	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Raúl Benavides ††	13,813,836	5.44	—	—	13,813,836	5.44
Diego de la Torre	14,528	0.01	—	—	14,528	0.01
Marco Antonio Zaldivar	—	—	—	—	—	—
Leandro Garcia	—	—	—	—	—	—
Juan Carlos Ortiz	—	—	—	—	—	—
Alejandro Hermoza	—	—	—	—	—	—
Daniel Dominguez	—	—	—	—	—	—
Aldo Massa	—	—	—	—	—	—
Gulnara la Rosa	—	—	—	—	—	—
Directors and Executive Officers as a Group †	27,740,370	10.93	—	—	27,740,370	10.93

†	Includes Common Shares owned by the applicable director or officer and his or her spouse.

††	Includes Common Shares owned by the applicable director his sons and daughters.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

 As of March 31, 2021 we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 were treasury shares, and 271,677 Investment Shares, exclusive of 472,963 were treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2021, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

Shareholder	Number of Common Shares	Percentage Beneficial Ownership of Common Shares (1)(2)	Number of Investment Shares	Percentage Beneficial Ownership of Investment Shares (1)(3)	Number of Common Shares and Investment Shares	Percentage Beneficial Ownership of Common Shares and Investment Shares (1)(4)
Van Eck Associates Corp	25,716,376	10.14	—	—	25,716,376	10.13
T. Rowe Price Associates, INC	18,244,364	7.19	—	—	18,244,364	7.18
Blanca Benavides de Morales	14,133,836	5.57	—	—	14,133,836	5.56
Roque Benavides Ganoza	13,912,006	5.48	—	—	13,912,006	5.48
Raul Benavides Ganoza (5)	13,813,836	5.44	—	—	13,813,836	5.44
Fidelity Management & Research Company	11,492,676	4.53	—	—	11,492,676	4.52
AFP Integra S.A.	10,713,607	4.22	—	—	10,713,607	4.22
Blackrock Fund Advisors	7,035,042	2.77	—	—	7,035,042	2.77
Scotiabank Wealth Management	7,019,009	2.77	—	—	7,019,009	2.76
State Street Global Advisors (SSGA)	6,872,015	2.71	—	—	6,872,015	2.71
Westwood Global Investments, LLC	6,382,161	2.52	—	—	6,382,161	2.51

(1)

The table above excludes treasury shares. As of March 31, 2021 Buenaventura held 14,474 Common Shares and 1,230 Investment Shares and our wholly-owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.

(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.

(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.

(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.

(5)	Common Shares owned by Raul Benavides’ children.

As of March 31, 2021, we estimate that 215,339,787 Common Shares were held in the U.S., which represented approximately 84.87% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 53 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) amounted to US$15.5 million in 2018, US$14.4 million in 2019 and US$13.4 million in 2020. Please refer to Note 30(d) to the Consolidated Financial Statements for further information.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3% royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$20.4 million, US$22.3, and US$18.6 million in 2018, 2019 and 2020, respectively, and are presented as royalty income in our consolidated statements of income.

Condesa did not receive cash dividends from its investment in Yanacocha in 2018, 2019, or 2020.

In 2018 and 2019, we received cash dividends from Sociedad Minera Cerro Verde S.A.A. in an amount of US$39.2 million, US$29.4 million, respectively. We did not receive cash dividends in 2020 from this investment.

We received cash dividends from Coimolache of approximately US$7.6 million in 2018, US$4.0 million in 2019, and US$3.6 million in 2020.

During 2017, we received an advanced payment of US$124.8 million for the long-term loan held with Sociedad Minera Cerro Verde S.A. from 2015.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. In June 2006, an addendum to this contract extended the completion date to June 2007. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in 2007. In exchange for us operating and managing the transmission project, Yanacocha pays a fee of US$3.7 million with annual maturities. The annual revenues for these services amounted to approximately US$0.4 million in 2017 and 2018, US$0.3 million in 2019, and US$0.3 million in 2020.

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

Legal Proceedings

SUNAT litigation

Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions in respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss which was offset in 2009 and 2010.

During 2007 and 2008, Buenaventura modified its gold client contracts, shifting from a fixed price arrangement to a variable price arrangement which allowed the Company to appropriately benefit from improved market prices. This change incurred significant expenses for Buenaventura during the 2007-2008 two-year transition period, which also impacted the income tax payable by Buenaventura for said fiscal years. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT.

SUNAT’s position is that Buenaventura should disregard the additional expenses incurred in connection with the shift to variable price arrangement for purposes of calculating its income tax for fiscal years 2007 and 2008. According to SUNAT, said payments correspond to an early settlement of financial derivative contracts in situations where the Company did not establish the purpose or risks covered by such instruments. Additionally, SUNAT does not recognize the tax losses which the Company offset during fiscal years 2009 and 2010, related to the losses incurred during fiscal years 2007 and 2008.

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$103.7 million) which, according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$585.4 million) including penalties and accrued interest as of the date of commencement of the collection proceedings.

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts. Following the commencement of such collection proceedings by SUNAT, the Company filed a request for deferral and payment plan of the amounts claimed by SUNAT in order to make such tax payments over a 67 month term, in addition to making interest payments in connection with such payments. The requested payment plan consists of an initial payment in an amount equal to 14% of the amount claimed by SUNAT and 66 equal installments for the remaining amounts. In order to finalize the deferral and payment agreement with SUNAT, the Company was required to deliver Letters of Credit in an amount equal to the aggregate claimed amount in accordance with applicable law. To satisfy this requirement, on December 30, 2020, the Company entered into the Syndicated L/C Agreement with a group of financial entities and following delivery of the Letters of Credit, SUNAT approved the Company’s payment plan.

See Note 29 (d) to the Consolidated Financial Statements for additional information.

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

We issue stock dividends for value per share of our stock. The book value of our share capital is based on the nominal (par) value of each share but is adjusted to account for inflation; thus, in inflationary periods, our book value will increase while the nominal value will remain constant. To adjust the book value of each share to equal or approximate the nominal value, we periodically issue new shares that are distributed as stock dividends to each existing shareholder in proportion to such shareholder’s existing holdings, unless it increases the nominal value of the existing shares. These stock dividends (which under the Peruvian income tax law are not considered dividends) do not change a stockholder’s percentage of interest in us. In addition, we may from time to time capitalize profits and, in such case, must distribute stock dividends representing the profits capitalized.

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2017 to 2020. Dividends with respect to the years 2017 to 2020 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2017	0.030	0.030	0.060	0.030	0.030	0.060	0.030	0.30	0.60
2018	0.060	0.060	0.120	0.060	0.060	0.120	0.060	0.060	0.012
2019	0.027	0.027	0.054	0.027	0.027	0.054	0.027	0.027	0.054
2020	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders of public companies that are sociedades anónimas abiertas such as us and that were formerly contained in Law No. 26985, which was abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Mandatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Mandatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$ 1,300 and US$32,500 in case the Company fails to comply such provisions for the protection of non-controlling shareholders.

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

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume	High	Low
	(in millions)	(in nominal S/. per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2017	0.47	48.10	35.95	350.69	14.96	10.87	0.01	24.50	22.10
2018	0.85	54.94	39.00	325.87	16.80	11.67	0.01	22.15	19.60
2019	0.80	57.05	45.30	295.27	17.85	13.77	0.01	17.00	16.00
2020	0.59	44.80	25.00	407.18	15.36	5.12	0.00	0.00	0.00
Quarterly highs and lows 2019
1st quarter	0.08	57.00	50.75	77.43	17.78	14.80	0.01	17.00	16.80
2nd quarter	0.05	57.05	49.00	68.15	17.71	14.15	0.00	16.80	16.00
3rd quarter	0.04	55.80	47.30	82.52	17.85	13.91	0.00	0.00	0.00
4th quarter	0.63	51.10	45.30	67.16	15.83	13.77	0.00	0.00	0.00
2020
1st quarter	0.01	42.50	25.00	106.11	15.36	5.12	0.00	0.00	0.00
2nd quarter	0.11	29.00	26.00	113.82	9.50	6.68	0.00	0.00	0.00
3rd quarter	0.46	43.45	42.60	121.94	14.32	8.89	0.00	0.00	0.00
4th quarter	0.01	44.80	40.20	65.31	13.44	10.22	0.00	0.00	0.00
Monthly highs and lows 2020
October	0.00	44.80	43.74	17.53	13.44	11.88	0.00	0.00	0.00
November	0.00	40.72	40.20	26.63	13.06	10.22	0.00	0.00	0.00
December	0.00	43.80	43.80	21.15	13.28	11.38	0.00	0.00	0.00
2021
January	0.00	44.80	36.62	26.37	12.83	9.81	0.00	0.00	0.00
February	0.00	0.00	0.00	23.49	11.88	9.85	0.00	0.00	0.00
March	0.00	37.02	37.02	20.38	11.80	9.92	0.00	0.00	0.00

(1) Source: Lima Stock Exchange

(2) Source: Bloomberg; Yahoo Finance

 As of March 31, 2021, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital and treasury shares. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2021, there were 979 owners of record of the Common Shares and 886 owners of record of the Investment Shares.

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

Our capital stock comprises Common Shares and investment shares. Common Shares have full voting rights while investment shares do not. As of December 31, 2020, there were 253,715,190 Common Shares outstanding, exclusive of 21,174,734 Common Shares held in treasury. In the case of Investment Shares, there were 271,677 Investment Shares outstanding, exclusive of 472,963 Investment Shares held in treasury. In total there are 253,986,867 outstanding shares, and this number has not changed throughout the year 2020. The capital stock is fully subscribed and paid. Additionally, the par value per share (for both Common Shares and Investment Shares) is S/.10.

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

 The Board of Directors meets when called by the Chairman of the Board, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence, or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, as amended by Law No. 30050 in force since June 27, 2013, provides that directors and managers are liable for economic damages or any other kind of damages caused to us by any transaction they have approved that favors such director’s, or a related party’s, interest instead of the Company’s, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such company’s assets. Directors not participating in the Board meeting or that voted against the transaction are not liable.

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

Shareholders’ Meetings

 Pursuant to Peruvian law and our By-laws, the Annual Mandatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta (publicly held corporation), we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law, to determine whether we have incurred any breach of the Peruvian Companies Law or regulations of the SMV and to impose sanctions. Shareholders’ meetings are convened by the Board when deemed convenient for us or when it is requested by the holders of at least 5% of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of at least 5% of the Common Shares, the shareholders’ meeting is not convened by the Board within 15 business days of the receipt of such request, such holders of at least 5% of the Common Shares may request a notary public or a judge to convene the meeting. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or in any other way amend the terms of the summons already made upon the request of at least 5% of the Common Shares or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. The notary public or the judge of the domicile of the Company shall call for the shareholders meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta (publicly held corporation) such as ourselves. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally commenced, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

 Since we are a sociedad anónima abierta (publicly held corporation), notice of shareholders’ meetings must be given by publication of a notice, with the publication occurring at least 25 days before any shareholders’ meeting, in El Peruano and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholders’ meeting by holders of 100% of the outstanding Common Shares. According to Article 25 of our By-laws and Article 257 of the Peruvian Companies Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in our By-laws, the sale in a single act of assets with an accounting value that exceeds 50% of our capital stock, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50% of our total voting shares. For the second call, the presence of shareholders holding at least 25% of our total voting shares constitutes a quorum, and for the third call there is no quorum requirement. These decisions require the approval of the majority of the voting shares represented at the shareholders’ meeting. General Meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

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

 Changes in Capital

 Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as us, from including in their By-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. We cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such agreement is recorded in our share register (matrícula de acciones) or in CAVALI ICLV S.A., unless they refer to shares that are nor listed in a stock exchange, which is not the of our shares

Economic Group

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

  To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Amounts distributed with respect to ADSs were subject to a Peruvian withholding income tax of 6.8% for profits earned during 2016, which was the withholding tax rate applicable to distributions in respect of Common Shares during 2016. The withholding tax rate decreased to 5% for dividends paid out of our accumulated net profits after December 31, 2016. See Item 10. Additional Information—E. Taxation—Peruvian Tax Considerations.”

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

If the purchaser is a resident in Peru and the sale is not performed through the Lima Stock Exchange, the purchaser will act as withholding agent, except in cases in which the transferor is a resident individual.

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

Exchange Transactions

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or Common Shares. No stamp, transfer or similar tax applies to any transfer of Common Shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.021% of value sold), fees payable to the SMV (0.0135% of value sold), brokers’ fees (about 0.05% to 1% of value sold) and VAT (at the rate of 18%) on commissions and fees. Any investor who sells its Common Shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the Common Shares.

Other Considerations

As explained in Item 10. Memorandum and Articles of Association – Final Beneficial Owners, on August 2, 2018, Legislative Decree No. 1372 was published. This law entered into effect on August 3, 2018 and its regulations were enacted by Supreme Decree No. 003-2019-EF, published on January 8, 2019. According to this law and its regulations, legal entities domiciled or established in Peru must report the identity of its ultimate beneficial owners, as a tool for law enforcement agencies to confront tax evasion, money laundering and terrorist financing. For this reporting obligation, legal entities include any corporation, partnership or similar entity, trust, investment fund or joint venture. This obligation is also applicable to legal entities which are not domiciled in Peru but have a branch, subsidiary, joint venture or permanent establishment in Peru or, in the case of trusts, which have a grantor, settlor, beneficiaries or trustees domiciled in Peru. Ultimate beneficial owner is defined as the individual that effectively owns or controls a legal entity. For this purpose, ownership is when at least 10% of the capital of the legal entity is directly or indirectly under the ownership of an individual and its related parties. On September 25, 2019, the Tax Authority issued Superintendence Resolution No. 185-2019/SUNAT, establishing rules for this mandatory report and, for the legal entities that qualify as principal taxpayers as of November 30, 2019, the first deadline for filing this mandatory report was established within the first half of December 2019. The first deadline to present the affidavit with information regarding the final beneficiaries as of November 30, 2019 was set in the first half of December 2019.

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

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs generally are includible in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a domestic corporation are not eligible for the dividends received deduction available to such corporations. Under current law, a reduced U.S. tax rate is imposed on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation that is not a passive foreign investment company (“PFIC”) (as discussed below) and either (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) should apply with respect to the ADSs as long as the ADSs are traded on the New York Stock Exchange. As a result, we believe that we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. Holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a reduced rate. In the case of our Common Shares held directly by U.S. Holders and not underlying ADSs, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding our Common Shares directly and not through an ADS are urged to consult their own independent tax advisors.

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

Passive Foreign Investment Company

Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, assuming no substantial change in our future operations, based on our audited or projected financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year. However, because this determination is based on our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, involves the application of complex tax rules, including the application of proposed United States Treasury Regulations, on which we are entitled to rely until they are finalized, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

A foreign corporation is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes interest, dividends, rents, royalties and certain gains (including certain commodity related gains), but active business gains from the sale of commodities is not considered “passive income” for purposes of determining whether a company is a PFIC. Our PFIC status for any taxable year is likely to depend upon the extent to which our gross profit from our mining activities is considered active business gains.

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

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

As of March 31, 2021, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to December 2021, El Brocal had outstanding hedging commitments amounting to 22,750 fines tons of copper at an average fixed price of US$7,150 per ton.

Yanacocha and Cerro Verde have informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2021.

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

Fees Incurred in Past Annual Period

From January 1, 2019 to April 29, 2021, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures

As of December 31, 2020, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2020.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañia de Minas Buenaventura S.A.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Compañia de Minas Buenaventura S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Compañia de Minas Buenaventura S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 29, 2021, expressed an unqualified opinion thereon.

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

April 29, 2021

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Marco Antonio Zaldívar is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Zaldívar and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the New York Stock Exchange’s, (“NYSE”), Listed Company Manual.

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

The Audit Committee proposed at the General Meeting that Paredes, Burga & Asociados S. Civil de R.L., a member firm of Ernst & Young Global Limited, be elected as the independent auditor for 2020. Paredes, Burga & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2019 and 2020, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Paredes, Burga & Asociados S. Civil de R.L. for 2019 and 2020.

	Year ended December 31,
	2019		2020
Audit Fees	US$	1,019,361	1,162,253
Tax Fees	US$	26,000	120,788
All other fees	US$	34,024	-
Total	US$	1,079,385	1,283,041

Audit Fees. Audit fees in the above table are the aggregate fees billed by Paredes, Burga & Asociados S. Civil de R.L. in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2019 and 2020.

Tax Fees. Tax fees in the above table are fees billed by Paredes, Burga & Asociados S. Civil de R.L. in connection with review of income tax filings.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2019 and 2020.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2020, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

 PART III

ITEM 17.	Consolidated Financial Statements

Not applicable.

ITEM 18.	Consolidated Financial Statements

Please refer to Item 19.

ITEM 19.	Exhibits

(b)	Index to Exhibits

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.1	Credit and Guaranty Agreement, dated as of June 27, 2016 among Compañía de Minas Buenaventura S.A.A., as Borrower, Banco de Crédito del Perú, as Administrative Agent, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as Guarantors, and BBVA Banco Continental, Banco de Crédito del Perú, Corpbanca New York Branch, Banco Internacional del Perú S.A.A. – Interbank, Industrial and Commercial Bank of China, Dubai (DIFC) Branch, Banco Latinoamericano de Comercio Exterior, S.A. and Banco de Sabadell, Miami Branch, as Lenders (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2016, filed on May 1, 2017).

2.2	Amendment No. 3 and Waiver to Credit and Guaranty Agreement, dated as of April 28, 2021 among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as guarantors; the lenders party to the Syndicated Term Loan and Banco de Crédito del Perú, as administrative agent.†

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A., dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

101	Interactive Data Files†

† Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ Daniel Domínguez
Daniel Domínguez
Chief Financial Officer

Dated: April 30, 2021

Exhibit Index

Exhibit No.	Document Description

1.1	By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

1.2	By-laws (Estatutos) of Minera Yanacocha S.R.L., as amended October 18, 1999 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.1	Credit and Guaranty Agreement, dated as of June 27, 2016 among Compañía de Minas Buenaventura S.A.A., as Borrower, Banco de Crédito del Perú, as Administrative Agent, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as Guarantors, and BBVA Banco Continental, Banco de Crédito del Perú, Corpbanca New York Branch, Banco Internacional del Perú S.A.A. – Interbank, Industrial and Commercial Bank of China, Dubai (DIFC) Branch, Banco Latinoamericano de Comercio Exterior, S.A. and Banco de Sabadell, Miami Branch, as Lenders (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2016, filed on May 1, 2017).

2.2	Amendment No. 3 and Waiver to Credit and Guaranty Agreement, dated as of April 28, 2021 among Compañía de Minas Buenaventura S.A.A., as borrower, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A., as guarantors; the lenders party to the Syndicated Term Loan and Banco de Crédito del Perú, as administrative agent.†

4.1	Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

101	Interactive Data Files†

† Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2020, 2019 and 2018, together with the Report of Independent Registered Public Accounting Firm

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years 2020, 2019 and 2018, together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (together the Group) as of December 31, 2020 and 2019, and related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Group´s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group ‘s management. Our responsibility is to express an opinion on the Group ‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of mining concessions, development costs, right-of-use asset, property, plant and equipment
Description of the Matter

At December 31, 2020, the net carrying value of the Group mining concessions, development costs, right-of-use asset, property, plant and equipment is US$1,650 million. Related disclosures are included in Note 2.4(n) and Note 11(b) to the consolidated financial statements. The Group reviews and evaluates its mining concessions, development costs, right-of-use asset, property, plant and equipment for impairment at least annually, or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable at the Cash Generating Unit level (CGUs). When the Group determines the existence of significant impairment indicators, management performs an assessment to determine whether an impairment has occurred. An impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The Group identified impairment indicators for its GCU of (i) Buenaventura, (ii) Sociedad Minera El Brocal and (iii) La Zanja and as a result of performing its impairment test, it did not record any impairment for the year ended as of December 31, 2020. As a result of the analysis of the recoverable amount as of December 31, 2020, Buenaventura recognized a reversal for impairment of long-lived assets for US$2.1 million derived from the evaluation of its Julcani mining unit (a CGU of Buenaventura).

Report of Independent Registered Public Accounting Firm (continued)

The impairment tests required the use of significant assumptions. These assumptions are described in note 11(b) of the consolidated financial statements, and are based on, among others, production volumes, current life of mine plans, market based commodity price assumptions, operating and capital costs, discount rates that reflect the current market assessments of the time value of money and the risks specific to the CGU, estimated quantities of recoverable minerals and residual value.

Auditing the above-noted CGUs is complex; accordingly, we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We performed the following procedures, among others, to audit the impairment assessment of the CGUs noted above.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the impairment review assessment. We tested controls over the Group’s process for identifying and evaluating potential impairment indicators, management´s review of the significant assumptions, projected financial information and methodology used to develop such estimates. During our audit we evaluated and tested significant assumptions, judgments and operating data used in the GCU’s of (i) Buenaventura, (ii) Sociedad Minera El Brocal and (iii) La Zanja analysis to determine the recoverable amounts..

We involved our valuation specialists to assist in comparing market based commodity price assumptions against market data including a range of analysts forecasts. We also involved our valuation specialists to evaluate the discount rates against current industry and economic trends as well as Group-specific risk premiums. We also involved our valuation specialists to perform sensitivity analyses over changes in the discount rates and commodity price assumptions to the recoverable amounts of the CGUs.

To evaluate the estimated quantity of recoverable minerals used in the impairment analyses, we obtained reports from external specialists hired by management which validate mineral reserves determination performed by management’s qualified persons. We evaluated the competency and objectivity of the external specialists and management’s qualified persons through the consideration of their professional qualifications, experience and their use of accepted industry practices.

Report of Independent Registered Public Accounting Firm (continued)

We also assessed the future cash flows by comparing forecasted commodity prices to available market information and future planned cash flows to internal business plans to assess the projected financial information. Furthermore, we evaluated management´s estimated quantities of recoverable minerals by comparing these estimates with the historical operating performance of the CGUs.

The estimated operating and capital costs as well as the future production levels used in the impairment analyses are based on life of mine plans. To assess the accuracy of the Group’s ability to estimate future costs and future production levels for the CGUs of (i) Buenaventura, (ii) Sociedad Minera El Brocal and (iii) La Zanja, we compared historical estimates against actual results and reviewed supporting analyses underlying the estimates used within the discounted cash flows. We also involved our valuation specialists to assist in comparing operating and capital costs against current market data and historical information relating to the performance of the mentioned-above CGUs.

Furthermore, we evaluated the disclosure of this matter in Note 2.4(n) and Note 11(b) to the consolidated financial statements.

Uncertain tax positions

Description of the Matter

As discussed in Note 29(e) to the consolidated financial statements, Buenaventura has disclosed it has certain tax-related contingencies related to the tax years 2007 through 2010. In these years, relevant taxing authorities have challenged the application of income tax regulations by the Company. Buenaventura has disclosed, but not recorded at December 31, 2020, as the criteria for recognition has not been met, that it is subject to uncertain tax positions related to income tax assessments of US$560.4 million, including penalties and interest. In addition, Buenaventura has recognized an income tax receivable for an amount of US$53.6 million, resulting from payments made to the tax authorities that are being disputed as part of this assessment.

Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition.

Report of Independent Registered Public Accounting Firm (continued)

Auditing the recognition and measurement of uncertain tax positions and the related recoverability of income tax receivables requires a high degree of auditor judgment and significant audit effort because management’s assessment is highly judgmental and based on interpretations of tax laws and legal rulings: accordingly, we have determined this to be a critical audit matter.

How We Addressed the Matter in Our Audit

We performed the following procedures, among others, to audit uncertain tax positions, income tax contingencies and income tax receivables.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over Buenaventura’s accounting process for income taxes, including uncertain tax positions and tax contingencies. This included testing controls over management’s review of the technical merits of tax positions and disputed tax assessments.

We evaluated Buenaventura’s accounting for these tax positions specifically taking into consideration relevant local income tax laws. We inquired of Company management responsible for tax matters and inspected internal and external supporting documentation, including obtaining opinions from external counsel advising the Company in these matters, to evaluate the technical merits of the tax authority’s assessment against the Company, and to determine if the Company is more likely than not to sustain the treatment of these specific items in its 2007 through 2010 tax returns. We analyzed management’s assumptions, its analysis of relevant tax laws and case law and data used to determine the accounting treatment of these tax assessments and tested the accuracy of the calculations.

Report of Independent Registered Public Accounting Firm (continued)

We involved our tax specialists to assess the technical merits of the Company’s tax position and to evaluate the application of relevant tax law and accounting guidance in assessing the Company’s recognition and recoverability of income tax receivables.

Furthermore, we evaluated the disclosure of this matter in Note 29(e) to the consolidated financial statements.

Paredes, Burga & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Katherine Villanueva

We have served as the Group‘s auditor since 2002

Lima, Peru

April 29, 2021

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2020 and 2019

	Notes	2020	2019
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	6	235,449	210,046
Trade and other receivables, net	7(a)	230,830	287,712
Inventories, net	8(a)	77,327	97,973
Income tax credit		19,837	31,919
Prepaid expenses	9(a)	25,709	20,969
		589,152	648,619
Non-current assets
Trade and other receivables, net	7(a)	102,347	88,515
Inventories, net	8(a)	23,637	394
Investments in associates and joint venture	10(a)	1,488,775	1,488,247
Mining concessions, development costs, right-of-use asset, property, plant and equipment, net	11(a)	1,650,361	1,754,372
Investment properties, net		186	204
Deferred income tax asset	28(b)	73,850	74,556
Prepaid expenses	9(a)	24,806	25,692
Other assets, net	12(a)	26,503	26,675
		3,390,465	3,458,655
Total assets		3,979,617	4,107,274
Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	13	65,793	55,000
Trade and other payables	14(a)	179,956	166,244
Provisions, contingent liabilities and other liabilities	15(a)	68,000	72,771
Income tax payable		3,162	5,650
Financial obligations	16(a)	25,086	265,692
Hedge derivative financial instruments	32	18,439	–
		360,436	565,357
Non-current liabilities
Trade and other payables	14(a)	–	616
Provisions, contingent liabilities and other liabilities	15(a)	252,338	221,736
Financial obligations	16(a)	506,567	305,996
Contingent consideration liability	27(b)	22,100	16,410
Deferred income tax liabilities	28(b)	38,319	28,959
		819,324	573,717
Total liabilities		1,179,760	1,139,074
Shareholders’ equity, net	17
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,194	163,168
Other reserves		269	269
Retained earnings		1,503,785	1,639,658
Other reserves of equity		(9,526)	(1,311)
Shareholders ‘equity, net attributable to owners of the parent		2,627,460	2,771,522
Non-controlling interest	18(a)	172,397	196,678
Total shareholders’ equity, net		2,799,857	2,968,200
Total liabilities and shareholders’ equity, net		3,979,617	4,107,274

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2020, 2019 and 2018

	Notes	2020	2019	2018
		US$(000)	US$(000)	US$(000)
Continuing operations
Sales
Sales of goods	20(b)	637,619	821,930	1,106,329
Sales of services	20(b)	20,285	23,661	24,001
Royalty income	20(b)	18,638	22,297	20,385
Total sales		676,542	867,888	1,150,715
Operating costs
Cost of sales of goods, excluding depreciation and amortization	21(a)	(393,888)	(512,874)	(613,381)
Unabsorbed cost due to production stoppage	1(f)	(27,758)	–	–
Cost of sales of services, excluding depreciation and amortization	21(b)	(1,554)	(3,378)	(4,318)
Depreciation and amortization		(189,620)	(226,335)	(238,879)
Exploration in operating units	22	(28,044)	(44,163)	(89,730)
Mining royalties	23	(11,749)	(12,832)	(21,388)
Total operating costs		(652,613)	(799,582)	(967,696)
Gross profit		23,929	68,306	183,019
Operating expenses, net
Administrative expenses	24	(67,185)	(76,297)	(77,099)
Selling expenses	20(e)	(18,533)	(24,313)	(26,948)
Write –off of stripping activity asset	11(g)	(11,633)	–	–
Exploration in non-operating areas	25	(8,475)	(11,879)	(36,307)
Reversal (provision) of contingencies and others		(4,150)	2,968	11,248
Impairment recovery (loss) of long-lived assets	11(b)	2,083	(2,083)	5,693
Other, net	26	2,690	(14,715)	(1,308)
Total operating expenses, net		(105,203)	(126,319)	(124,721)

Operating profit (loss)		(81,274)	(58,013)	58,298
Finance income	27	2,411	9,675	9,685
Finance costs	27	(37,822)	(42,173)	(38,422)
Share in the results of associates and joint venture	10(b)	(9,517)	47,710	(1,144)
Net loss from currency exchange difference		(4,116)	(734)	(1,384)
Profit (loss) before income tax		(130,318)	(43,535)	27,033

Current income tax	28(c)	(9,924)	(11,911)	(16,882)
Deferred income tax	28(c)	(15,506)	37,501	(9,997)
Total income tax		(25,430)	25,590	(26,879)
Profit (loss) from continuing operations		(155,748)	(17,945)	154

Discontinued operations
Net profit (loss) from discontinued operations attributable to equity holders of the parent	1(e)	5,409	(10,514)	(11,808)
Loss for the year		(150,339)	(28,459)	(11,654)

Attributable to:
Equity holders of the parent		(135,718)	(12,208)	(13,445)
Non-controlling interest	18(a)	(14,621)	(16,251)	1,791
		(150,339)	(28,459)	(11,654)
Basic and diluted loss per share attributable to equity holders of the parent, stated in U.S. dollars	17(e)	(0.53)	(0.05)	(0.05)
Loss for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in US dollars	17(e)	(0.56)	(0.01)	(0.02)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Net loss	(150,339)	(28,459)	(11,654)

Other comprehensive profit (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on cash flow hedges, note 32	(18,439)	(2,759)	31,464
Income tax effect, note 28(a)	5,440	813	(9,916)
Unrealized gain on investments	264	(291)	1,053

	(12,735)	(2,237)	22,601

Total other comprehensive profit (loss), net of income tax	(163,074)	(30,696)	10,947

Attributable to:
Equity holders of the parent	(143,933)	(12,816)	(260)
Non-controlling interests	(19,141)	(17,880)	11,207
	(163,074)	(30,696)	10,947

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2020, 2019 and 2018

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non-controlling interest	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of January 1, 2018	253,715,190	750,497	791	218,450	163,071	269	1,728,847	(13,888)	2,848,037	215,590	3,063,627
Net profit (loss)	–	–	–	–	–	–	(13,445)	–	(13,445)	1,791	(11,654)
Other comprehensive income	–	–	–	–	–	–	–	13,185	13,185	9,416	22,601
Total other comprehensive income (loss)	–	–	–	–	–	–	(13,445)	13,185	(260)	11,207	10,947

Dividends declared and paid, note 17(d)	–	–	–	–	–	–	(22,860)	-	(22,860)	(5,560)	(28,420)
Change in investments, note 18(a)	–	–	–	–	–	–	(16,633)	–	(16,633)	–	(16,633)
Expired dividends, note 17(c)	–	–	–	–	44	–	–	–	44	–	44

As of December 31, 2018	253,715,190	750,497	791	218,450	163,115	269	1,675,909	(703)	2,808,328	221,237	3,029,565
Effect of new standards	–	–	–	–	–	–	(1,160)	–	(1,160)	(179)	(1,339)

As of January 1, 2019	253,715,190	750,497	791	218,450	163,115	269	1,674,749	(703)	2,807,168	221,058	3,028,226
Net loss	–	–	–	–	–	–	(12,208)	–	(12,208)	(16,251)	(28,459)
Other comprehensive loss	–	–	–	–	–	–	–	(608)	(608)	(1,629)	(2,237)
Total other comprehensive loss	–	–	–	–	–	–	(12,208)	(608)	(12,816)	(17,880)	(30,696)

Dividends declared and paid, note 17(d)	–	–	–	–	–	–	(22,098)	–	(22,098)	(6,500)	(28,598)
Change in investments, note 18(a)	–	–	–	–	–	–	(785)	–	(785)	–	(785)
Expired dividends, note 17(c)	–	–	–	–	53	–	–	–	53	–	53

As of December 31, 2019	253,715,190	750,497	791	218,450	163,168	269	1,639,658	(1,311)	2,771,522	196,678	2,968,200
Net loss	–	–	–	–	–	–	(135,718)	–	(135,718)	(14,621)	(150,339)
Other comprehensive loss	–	–	–	–	–	–	–	(8,215)	(8,215)	(4,520)	(12,735)
Total other comprehensive income (loss)	–	–	–	–	–	–	(135,718)	(8,215)	(143,933)	(19,141)	(163,074)

Dividends declared and paid, note 17(d)	–	–	–	–	–	–	–	–	–	(5,140)	(5,140)
Other changes in equity	–	–	–	–	–	–	(155)	–	(155)	–	(155)
Expired dividends, note 17(c)	–	–	–	–	26	–	–	–	26	–	26

As of December 31, 2020	253,715,190	750,497	791	218,450	163,194	269	1,503,785	(9,526)	2,627,460	172,397	2,799,857

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2020, 2019 and 2018

		2020	2019	2018
	Notes	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales		708,196	783,000	1,216,294
Recovery from value added tax and other taxes		42,967	45,712	106,656
Royalty received		18,954	23,001	20,013
Dividends received from related parties	30(a)	3,649	33,388	46,792
Dividends received from investments		2,500	–	–
Proceeds from insurance claim	26(b)	4,381	–	38,793
Interest received		1,658	4,265	2,383
Payments to suppliers and third parties, and other net		(454,140)	(610,737)	(861,282)
Payments to employees		(129,353)	(137,300)	(151,602)
Income tax and Royalties paid to Peruvian State		(25,708)	(24,935)	(30,898)
Payments for tax litigation	7(g)	(22,386)	(36,322)	–
Interest paid		(21,653)	(28,266)	(27,699)
Payments of royalties		(6,180)	(4,741)	(13,190)
Net cash and cash equivalents provided by operating activities		122,885	47,065	346,260

Investing activities
Proceeds from sale of property, plant and equipment to third parties	7(h)	24,416	726	2,240
Additions to mining concessions, development costs, property, plant and equipment	11(a)	(71,546)	(102,627)	(111,270)
Acquisition of investment in associate	10(c)	(13,453)	–	–
Payments for acquisition of other assets	12(a)	(1,641)	(3,700)	(8,529)

Net cash and cash equivalents used in investing activities		(62,224)	(105,601)	(117,559)

Financing activities
Proceeds from bank loans	13	18,019	55,000	95,000
Payments of bank loans	13	(7,197)	(95,000)	(95,000)
Proceeds from financial obligations	16(f)	–	161,894	–
Payments of financial obligations	16(f)	(38,994)	(186,152)	(45,222)
Dividends paid to controlling shareholders	14(c)	–	(22,098)	(22,860)
Short-term and low value lease payments	16(f)	(4,080)	(7,596)	–
Decrease (increase) of bank accounts in trust	7(e)	2,134	(166)	(410)
Dividends paid to non-controlling shareholders	17(d)	(5,140)	(6,500)	(5,560)
Net cash and cash equivalents used in financing activities		(35,258)	(100,618)	(74,052)
Increase (decrease) in cash and cash equivalents for the year, net		25,403	(159,154)	154,649
Cash and cash equivalents at beginning of year		210,046	369,200	214,551
Cash and cash equivalents at year-end		235,449	210,046	369,200

Financing and investing activities not affecting cash flows:
Changes in estimates of mine closures plans	15(b)	31,558	26,722	42,874
Change of the fair value for contingent consideration liability	27(b)	(5,690)	(655)	1,815
Accounts receivable from sale of assets	7(h)	8,233	21,648	2,715

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2020, 2019 and 2018

1.	Identification and business activity

(a)	Identification -

Compañía de Minas Buenaventura S.A.A. (hereafter “the Company” or “Buenaventura”) is a publicly traded corporation incorporated in Peru in 1953. The Company stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent the Company’s shares deposited in the Bank of New York. The Company’s legal domicile is at Las Begonias Street N°415, San Isidro, Lima, Peru. The Company is the ultimate controlling party.

(b)	Business activity -

The Company and its subsidiaries (hereinafter “the Group”) are principally engaged in the exploration, mining, concentration, smelting and marketing of polymetallic ores and metals.

The Company operates directly four operating mining units in Peru (Uchucchacua, Orcopampa, Julcani and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Company has a controlling interest in (i) Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; (ii) Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; (iii) El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and (iv) other entities dedicated to energy generation and transmission services, and other activities. All these activities are carried out in Peru. In addition, the Group has non-significant subsidiaries in Mexico and Chile related to exploration activities.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2020 were approved and authorized for issue by the Board of Directors on April 29, 2021 and subsequent events have been considered through that date. They will then be presented for approval by the Company’s shareholders meeting. Those shareholders have the authority to approve and or otherwise modify the consolidated financial statements.

Notes to the consolidated financial statements (continued)

(d)	The consolidated financial statements include the financial statements of the following companies:

		Ownership as of December 31,
	Country of	2020		2019
	incorporation	Direct	Indirect	Direct	Indirect
	and business	%	%	%	%
Mining activities:
Compañía de Minas Buenaventura S.A.A. (*)	Peru	100.00	-	100.00
Compañía Minera Condesa S.A.	Peru	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A (**)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (**)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	–	53.06	–
Minera Julcani S.A. de C.V.	Mexico	99.80	0.20	99.80	0.20
Compañía de Minas Buenaventura Chile Ltda. (***)	Chile	90.00	10.00	90.00	10.00
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	—	70.00	–
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00
Compañía Minera Nueva Italia S.A. (liquidated)	Peru	–	–	–	93.36

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	–	100.00	–
Empresa de Generación Huanza S.A.	Peru	–	100.00	–	100.00

Insurance brokerage:
Contacto Corredores de Seguros S.A.	Peru	99.98	0.02	99.98	0.02
Contacto Risk Consulting S.A.	Peru	–	98.00	–	98.00

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	–	100.00	–

(*)	Includes four operating mining units in Peru (Uchucchacua, Orcopampa, Julcani and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel)

(**)	As of December 31, 2020 and 2019, the participation of the Company in the voting rights of El Brocal is 61.43 percent. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), a Group’s subsidiary (99.99 percent as of December 31, 2020 and 2019), has an interest in El Brocal´s capital stock, through which the Company holds an indirect participation in El Brocal of 58.24 percent as of December 31, 2020 and 2019.

(***)	On January 21, 2021, the Company sold 100% of its shares of Compañía de Minas Buenaventura Chile Ltda., which were presented as financial investments as of December 31, 2020. The sale value was US$30,000 which are fully collected as of the date of this report.

Notes to the consolidated financial statements (continued)

(e)	Discontinued operations

During 2020, the Group sold its Mallay mining unit classified as discontinued during 2019 under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The sale price was US$10 million (US$8.5 million plus VAT) with a related cost of US$3.6 million net of income from the reversal of provision for mining unit closure of US$5.1 million. As of December 31, 2020, the Group has collected US$2.0 million and the remaining balance will be paid in two settlements of US$4 million each in November 2021 and 2022.

The net cash flows used by the mining units with discontinued operations are presented below:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Operating activities	-	(2)	1,800
Investing activities	-	-	(1,817)
Decrease in cash and cash equivalents for the year	-	(2)	(17)

Notes to the consolidated financial statements (continued)

The results of the discontinued operations mining units for the years 2020, 2019 and 2018 are presented below:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Sales	(1)	97	16,666
Cost of sales	-	(2)	(15,261)
Gross profit (loss)	(1)	95	1,405

Operating income (expenses), net
Income from sale of development costs, property, plant and equipment (sale of Mallay mining unit)	7,976	-	-
Reversal of provision for closure of mining unit (sale of Mallay mining unit), nota 15(b)	5,093	-	-
Reversal of provision for impairment of value of inventory (sale of Mallay mining unit), note 8(c)	1,220	-	-
Income from sale of supplies (sale of Mallay mining unit)	606	-	-
Reversal (provision) of contingent and others	13	(134)	(9)
Cost of sale of development costs, property, plant and equipment, nota 11(a)	(3,099)	(44)	(5,100)
Administrative expenses	(3,243)	(8,048)	(1,661)
Cost of sale of supplies (sale of Mallay mining unit)	(1,711)	-	-
Provision for impairment of value of inventory, note 8(c)	(377)	(320)	-
Changes in provision for closure of mining units	(58)	(1,912)	(6,013)
Reversal of Impairment loss of long-lived assets, note 11(b)	-	-	2,837
Others, net	(846)	117	(3,162)

Total operating expenses, net	5,574	(10,341)	(13,108)

Operating profit (loss)	5,573	(10,246)	(11,703)

Finance costs, note 15(b)	(176)	(266)	(88)
Net gain (loss) from currency exchange difference	12	(2)	30

Profit (loss) before income tax	5,409	(10,514)	(11,761)
Income tax	-	-	(47)

Profit (loss) from discontinued operations	5,409	(10,514)	(11,808)

Profit (loss) from the discontinued operations, per basic and diluted share, express in U. S. dollars	0.03	(0.04)	(0.03)

(f)	COVID-19 (Corona Virus Disease 2019) in Peru

The Group’s operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of coronavirus COVID-19, a virus causing potentially deadly respiratory tract infections originating and concentrated in China during the year 2019 which was declared a pandemic by the World Health Organization on March 11, 2020, has already and will continue to have a negative effect on the volatility in prices of precious metals. Additionally, a severe market disruption will likely entail decreased demand for our products and otherwise impact our operations and the operations of our customers, suppliers and other stakeholders.

Notes to the consolidated financial statements (continued)

On March 15, 2020, and by means of Supreme Decree No. 044-2020, the Peruvian State declared a State of National Emergency and mandatory social isolation for an initial period of fifteen calendar days, with subsequent extensions. During the first phases of this period, constitutional rights related to personal freedom and security, inviolability of the home and freedom of assembly were restricted, except for the provision and access to certain services and essential goods, such as those related to financial institutions, insurance and pensions, as well as complementary and related services. Operations at national level have been resumed according to a phase plan issued by the Peruvian State.

The Peruvian Government, through a supreme decree has authorized mining operators to gradually restart key activities, permitting mining companies in Peru to resume operations on May 11, 2020 that were scaled back sharply during the State of National Emergency. During this initial trial, companies are obligated to implement strict health and safety protocols approved by the Peruvian Mining Ministry to prevent the spread of infections. Health authorities will also conduct regular inspections in plants and mine sites to monitor compliance. In order to comply with these new regulations, the Group has elected to restart operations through a two-phased approach; prioritizing those mines with the most significant production. It is worth highlighting that Group has already presented the required documentation for restarting operations in all its mines:

Phase 1 (initiated on May 16, 2020)

•	Tambomayo

•	Uchucchacua

•	El Brocal (Tajo Norte and Marcapunta)

Phase 2 (initiated on June 16, 2020)

•	Orcopampa

•	Julcani

•	La Zanja

Considering that the start of the quarantine began in the second half of March, the Group’s mining units have operated below the planned volume for year 2020, which is reflected in the variation in sales. During 2020 sales decreased by US$191.3 million in relation to the previous year mainly explained by the suspension of dispatches, which resulted in lower sales, see note 20. In 2020, the Group’s unabsorbed cost due to production stoppage amounted to a total amount of US$27.8 million (net of intercompany eliminations), and is made up as follows:

Notes to the consolidated financial statements (continued)

	2020	2019
	US$(000)	US$(000)

Services provided by third parties	13,885	-
Direct labor	11,057	-
Supplies	2,816	-
	27,758	-

Depreciation and amortization incurred during the production stoppage amounts to US$10.8 million for the year 2020, which is included in “Depreciation and amortization” caption in the consolidated statements of profit or loss.

In January 2021, in response to the significant increase in the number of infections, the number of deaths and the saturation of the health system, the Peruvian Government decreed compulsory social immobilization in ten regions of the country, with the exception of some sectors such as agriculture, energy, hydrocarbons, mining, construction, etc., so it did not affect the Company’s operations. This second immobilization had an initial period of fifteen days from January 31, being extended by 14 days until February 28, 2021. Since March 1, 2021 and for the next 14 days, new measures will be applied to face the COVID-19 pandemic. The Peruvian Government established a curfew at nights, and mandatory social immobilization will be in force all day long on Sundays.

The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Group cannot predict the possible impact on the world, the Peruvian economy, the international financial markets, or ultimately on the Group financial condition. However, as part of the business continuity and progress of operations, the Group has been executing its business plan, which expects substantially that currently registered sales levels will increased in the short and medium term, considering: normal regularization of operations, commercial landscape and increase in metal prices.

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

Notes to the consolidated financial statements (continued)

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

Certain standards and amendments applied for the first time in 2020; however, they did not have material impact on the annual consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

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

Differences arising from the settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of a hedge. These are recognized in other comprehensive income (OCI) until the hedge items are disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognized in OCI.

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

For a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a period established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date.

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

When the Group has transferred its rights to receive cash flows from an asset or has entered a pass-through arrangement, it evaluates to what extent, it has retained the risk and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

Notes to the consolidated financial statements (continued)

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

Financial liabilities are classified as held for trading if they are incurred for repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

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

“Cash and cash equivalents” caption presented in the consolidated statements of financial position comprise cash at banks and on hand, and short-term highly liquid deposits with a current maturity and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management. In addition, the Group has restricted cash. See Note 6.

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

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

Notes to the consolidated financial statements (continued)

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

(f)	Investments in associates and joint venture -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investments in associates and joint ventures are accounted for using the equity method.

Notes to the consolidated financial statements (continued)

Under this method, the investment in an associate or joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate and joint ventures since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment individually.

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

Non-monetary assets, which represent an entity’s right to receive goods or services, are presented as prepaid expenses. The asset is subsequently derecognized when the goods are received, and the services are rendered.

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

Group as a lessee -

The Group applies a single recognition and measurement approach for all leases, except for short-term leases with no renewal options and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

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

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs. The Group does not have variable lease payments that depend on an index or a rate.

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

Group as a lessor –

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in “Other, net” in the consolidated statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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

Exploration costs –

Exploration costs are expensed as incurred. These costs primarily include materials and fuels used, surveying costs, drilling costs and payments made to the contractors.

Exploration and evaluation activity include:

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

Notes to the consolidated financial statements (continued)

To identify components of mineral deposit, the Group works closely with the operating personnel to analyze the mine plans. Mostly, an ore body can have several components. The mine plans, and therefore, the identification of components, will vary among mines for several reasons.

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

The production stripping cost is subsequently depreciated using the units of production method over the expected useful life of the component identified of the ore body that has been made more accessible by the activity. This production stripping cost is stated at cost, less accumulated depreciation and accumulated impairment losses, if any.

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

 Notes to the consolidated financial statements (continued)

For non-financial assets, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

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

Changes in the estimated timing of closure or changes to the estimated future costs are dealt with prospectively by recognizing an adjustment to the provision for closure and a corresponding adjustment to the related mining asset. Any reduction in the provision for closure and, therefore, any deduction from the mining asset to which it relates, may not exceed the carrying amount of the mining asset. If it does, any excess over the carrying amount is recognized immediately to the consolidated statements of profit or loss.

If the change in estimate results in an increase in the provision for closure and, therefore, an addition to the carrying value of the mining asset, the Group considers whether this is an indication of impairment of the asset as a whole, and if so, the Group performs an impairment test.

 Notes to the consolidated financial statements (continued)

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

The disclosures of significant accounting judgments, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

Sales of goods (concentrates and metals) -

The Group recognizes revenue from sale of concentrates and metals at the point in time when control of the asset is transferred to the customer. Transfer of control is determined in accordance with the terms of each of the contracts entered with the Group’s customers; however, under such contracts, transfer of control generally occurs upon shipment or delivery of the goods, including transportation. The recognized revenue corresponds to an amount that reflects the consideration the Group expects to receive in exchange for those products.

Revenue from sale of concentrates and metals is recorded net of “Commercial deductions”. Commercial deductions correspond to adjustments in price for treatment and refining charges and can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price, and that are incurred after the time of sale of the applicable concentrate. The Group deems these deductions to be part of the transaction price. The normal credit term is 30 to 90 days of delivery.

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

 Notes to the consolidated financial statements (continued)

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

The Group´s sales of concentrates and metals allow for price adjustments based on the market price at the end of the relevant quotation period (QP) stipulated in the contract. These are referred as to provisional pricing arrangements and are such that the selling price for metal in concentrate is based on prevailing spot prices on a specified future date after shipment to the customer. Adjustments to the sales price occur based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP can generally range between one and four months.

The Group’s sales of concentrates and metals are also subject to slight variations in yield that can occur while such goods are in transit to their destination due to variations in humidity, weight and ore grades. Such variations are recognized directly as part of “Sales of goods” once the Group reaches an agreement with the applicable customer in respect of final amounts sold.

Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of QP; this is considered a variable consideration. Changes in the price during the quotation period are recognized in the “Sales of goods” caption as “fair value of accounts receivables”. See note 20(b).

For provisional pricing arrangements, any future change that occurs over the QP are embedded within the provisional price trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. Given the exposure to the commodity price, these provisionally priced trade receivables will fail the cashflow characteristics test within IFRS 9 and will be required to be measured at fair value through profit or loss from initial recognition and until the date of settlement. The subsequent changes in fair value are recognized in the consolidated statements of profit or loss for each period and presented separately from revenue from contracts with customer as part of “fair value of trade receivables”. See note 20(b). Changes in fair value over, and until the end of, the QP, are estimated by reference to updated forward market prices for gold and copper as well as taking into account relevant other fair value considerations set out in IFRS 13, including interest rate and credit risk adjustments.

 Notes to the consolidated financial statements (continued)

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

Contract Balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2020 and 2019, the Group has not contractual assets.

Trade receivables

A receivable represents the Group´s right to an amount of consideration that is unconditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If customer pays consideration before the Group transfer goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract. As of December 31, 2020 and 2019, the Group has not contractual liabilities.

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

Dividends -

Dividends from investments is recognized when the Group’s right to receive the payment is established, which is generally, when the investments’ shareholders approve the dividend.

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

 Notes to the consolidated financial statements (continued)

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

The Group’s Management determines the policies and procedures for both recurring fair value measurement and non-recurring measurement. At each reporting date, the Group’s Management analyzes the movements in the values of assets and liabilities, which are required to be re-measured or re-assessed as per the Group’s accounting policies.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(v)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement -

The Group uses derivative instruments to hedge its commodity price risk (forward commodity contracts) and interest rate risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

At the inception of the hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

Notes to the consolidated financial statements (continued)

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.
-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.
-

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

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

The “Other assets” caption includes patents and industrial property, right-of-use related to rights of way, and software licenses. Patents and industrial property and right-of-use are amortized over their useful economic lives. Software licenses are amortized over the straight-line method, using useful lives from 1 to 10 years.

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

Notes to the consolidated financial statements (continued)

3.	Significant judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. The estimates and assumptions are continuously evaluated and based on Management´s experience and other facts, including the expectations about future events, which are reasonable under current situation. Uncertainty about these estimates and assumptions could result in outcomes that require material adjustment to the carrying amount of assets and liabilities affected in future periods. Further information on each of these areas and how they affect the various accounting policies are described below and in the relevant notes to the consolidated financial statements.

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

The Group applies judgement for determining the timing of satisfaction of services of revenue from contracts with customers. The Group has concluded that revenue related to services such as energy generation and transmission, industrial services, and other services is to be recognized over time because the customer simultaneously receives and consumes the benefits provided by the Group.

The Group has determined that the output method is the best method in measuring progress of the services mentioned above due to the Group has the right to invoice an amount that corresponds directly to the performance completed to date.

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

(a)	Determination of mineral reserves and resources -

Recoverable proven and probable reserves and resources are the part of a mineral deposit than can be economically and legally extracted or produced at the time of the reserve and resources determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves and resources requires the Group to determine the size, shape and depth of its ore bodies by analyzing geological data, such as sampling of drill holes, tunnels and other underground workings. In addition to the geology of the Group’s mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods the Group used and the related cost incurred to develop and mine its reserves and resources. The process to estimate proven and probable ore reserves and resources is audited by an independent consultant each year.

All estimated reserves and resources represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed. Reviews could occur on reserve and resources estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves and resources could affect mainly the depreciation of development costs, property, plant and equipment related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

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

Notes to the consolidated financial statements (continued)

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

Classified minerals, which are materials with metal content that were removed from the pit of the Colquijirca mining unit for treatment at the expansion operation plant, contain lower grade ore than the average of treated minerals and are available to continue in the process of recovery of mineral and concentrates. Because it is generally impracticable to determine the mineral contained in the classified mineral located in the deposit field near Tajo Norte of Colquijirca mining unit by physical count, reasonable estimation methods are employed. The quantity of minerals delivered to classified mineral is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper, lead and zinc grades of material delivered to classified minerals.

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

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current -

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement.
-	That a right to defer must exist at the end of the reporting period.
-	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Notes to the consolidated financial statements (continued)

Reference to the Conceptual Framework – Amendments to IFRS 3 -

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 -

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Group.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 –

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform -

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide several reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group as it does not have any interest rate hedge relationships.

5.	Transactions in soles

Transactions in soles are completed using exchange rates published by the Superintendent of Banks, Insurance and A.F.P. As of December 31, 2020, the exchange rates for U.S. dollars published by this Institution were US$0.2764 for buying and US$0.2759 for selling (US$0.2968 for buying and US$0.2959 for selling as of December 31, 2019), and have been applied by the Group for the assets and liabilities accounts, respectively.

Notes to the consolidated financial statements (continued)

As of December 31, 2020 and 2019, the Group presents the following assets and liabilities originally denominated in soles by its equivalent in U.S. dollars:

	2020	2019
	US$(000)	US$(000)
Assets
Cash and cash equivalents	8,606	6,796
Trade and other receivables	159,099	139,624
Income tax credit	19,837	31,919
	187,542	178,339

Liabilities
Trade and other payables	(47,705)	(60,311)
Income tax payable	(3,162)	(5,650)
Provisions, contingent liabilities and other liabilities	(38,574)	(41,515)
	(89,441)	(107,476)
Net asset position	98,101	70,863

6.	Cash and cash equivalents

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)
Cash	173	304
Bank accounts (b)	185,276	37,836
Time deposits (c)	50,000	171,906
	235,449	210,046

(b)	Bank accounts earn interest at floating rates based on market rates.

(c)

As of December 31, 2020 and 2019, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have current maturities, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables, net

(a)	This caption is made up as follows

	2020	2019
	US$(000)	US$(000)
Trade receivables, net (b)
Domestic clients	129,283	141,005
Foreign clients	46,612	78,860
Related entities, note 30(b)	6,073	6,247
	181,968	226,112
Allowance for expected credit losses (f)	(22,128)	(22,016)
	159,840	204,096
Other receivables
Tax claims (g)	62,373	44,014
Value added tax credit	44,389	54,328
Accounts receivables to third parties	28,277	31,478
Advances to suppliers	20,569	9,275
Tax deposits (d)	12,413	6,644
Due from for sales of assets (h) and note 1(e)	8,233	21,648
Interest receivable	2,648	3,244
Related entities, note 30(b)	2,312	2,967
Refund applications of value added tax (c)	581	1,657
Loans to personnel	408	1,128
Bank accounts in trust (e)	376	2,510
Dividends receivable	–	2,501
Other minor	475	743
	183,054	182,137
Allowance for expected credit losses (f)	(9,717)	(10,006)
	173,337	172,131
Total trade and other receivables, net	333,177	376,227

Classification by maturity:
Current portion	230,830	287,712
Non-current portion	102,347	88,515
Total trade and other receivables, net	333,177	376,227

Classification by nature:
Financial receivables	288,207	320,242
Non-financial receivables	44,970	55,985
Total trade and other receivables, net	333,177	376,227

Classification by measurement:
Trade receivables (not subject to provisional pricing)	33,287	38,550
Trade receivables (subject to provisional pricing)	126,553	165,546
Other accounts receivables	173,337	172,131
Total trade and other receivables, net	333,177	376,227

(b)	Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired, do not yield interest and have no specific guarantees.

(c)	Corresponds mainly to current year refunds applications that are pending as of December 31, 2020.

 Notes to the consolidated financial statements (continued)

(d)	Corresponds to deposits held in the Peruvian State bank, which only can be used to offset tax obligations that the Group have with the Tax Authorities.

(e)

Corresponds mainly to collections that are deposited into restricted bank accounts that only can be used for the payment of financial obligations held by the subsidiary Empresa de Generación Huanza S.A. (hereafter “Huanza”), according to the finance lease signed with Banco de Crédito del Perú in 2009. Below is presented the movement:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Beginning balance	2,510	2,782	2,372
Increase	-	166	410
Decrease	(2,134)	(438)	-

Final balance	376	2,510	2,782

(f)	Below is presented the movement in the allowance for expected credit losses:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Beginning balance	32,022	32,102	32,184

Provision for trade receivables, note 24	126	-	18
Provision for other receivable, note 26	4	25	1,334
Provision of the period	130	25	1,352

Foreign exchange difference	(307)	57	(173)
Write off of the period	-	(162)	(410)
Reversals of the period, note 26	-	-	(45)
Other minor	-	-	(806)

Final balance	31,845	32,022	32,102

Trade receivables	22,128	22,016	22,013
Other receivables	9,717	10,006	10,089

	31,845	32,022	32,102

The allowance for expected credit losses of other receivables is related to accounts receivables from third parties.

In the opinion of the Group’s Management, the balance of the allowance for expected credit losses is sufficient to cover adequately the risks of failure to date of the consolidated statement of financial position.

(g)

Corresponds to forced payments of tax debts that are in litigation and that, in the opinion of Management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have   been initiated, see note 29(d):

 Notes to the consolidated financial statements (continued)

	Disbursement	2020	2019
Detail	date	US$(000)	US$(000)
Buenaventura -
SUNAT seizure for payment on account from January to December 2009; January and February 2010.	December 2019	33,240	36,321
Forced payment of part of the tax liability debt for fiscal year 2007.	November and December 2020	19,918	-
Inminsur’s tax liability debt (absorbed by Buenaventura), by the inspection process for the years 1996-1997 and claimed in court.	May 2017	1,403	1,412
Payment of the tax liability debt imputed by SUNAT in the IGV inspection process January-December 2014 to benefit from the gradual nature of the fine.	November 2020	1,311	-
Forced payment of part of the tax debt for fiscal year 2010.	December 2020	498	-
		56,370	37,733
Rio Seco -
Forced payment of part of the VAT tax liability for 2012.	July to September 2019	3,279	3,398
El Brocal -
Payment under protest of the tax liability for fiscal year 2011.	June 2014	2,303	2,517
Payment of the fine for the benefit of reducing the fine for fiscal year 2015.	January 2020	402	-
Other minor	-	19	101
		2,724	2,618
Consorcio Energético de Huancavelica S.A. -
Payment of a fine for the benefit of reducing the fine for fiscal year 2011.	July 2016	-	265
		62,373	44,014

(h)

On September 5, 2019, Consorcio Energético de Huancavelica S.A., entered into a contract for the sale of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema with   Conelsur LT S.A.C. for US$21,023,000, which were collected during the first quarter of 2020.

Notes to the consolidated financial statements (continued)

8.	Inventories, net

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)
Finished goods	2,525	2,084
Products in process (b)	52,619	47,652
Spare parts and supplies	76,937	74,033
	132,081	123,769
Provision for impairment of value of inventory (c)	(31,117)	(25,402)
	100,964	98,367

Classification by use:
Current portion	77,327	97,973
Non-current portion	23,637	394
	100,964	98,367

(b)	Products in process include mainly to mineral in process of El Brocal for 1,527,521 Dried Metric Ton (DMT) amounting to US$32.2 million (1,592,905 DMT amounting to US$31.2 million as of December 31, 2019).

(c)	The provision for impairment of value of inventory had the following movement:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Beginning balance	25,402	23,163	11,603

Continuing operations:
Provision for impairment of finished and in progress goods, note 21(a)	8,920	7,329	4,640
Reversal for impairment of finished and in progress goods, note 21(a)	(3,866)	(9,472)	(119)
Provision for impairment of spare parts and supplies, note 26(a)	17,266	15,703	11,704
Reversal for impairment of spare parts and supplies, note 26(a)	(15,762)	(11,641)	(4,665)

Sale of mining unit, note 1(e)	(1,220)	-	-

Discontinued operations, note 1(e):
Provision for impairment of spare parts and supplies	1,220	843	-
Reversal for impairment of spare parts and supplies	(843)	(523)	-

Final balance	31,117	25,402	23,163

During 2020, the increase in the provision of finished products and in process was generated by the higher cost incurred as a consequence of the lower production of the Tambomayo and Uchucchacua mining units due to lower recoveries.

Notes to the consolidated financial statements (continued)

In the opinion of Group’s Management, the provision for impairment of value of inventory adequately covers this risk as of the date of the consolidated statements of financial position.

9.	Prepaid expenses

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)
Prepaid energy services (b)	25,692	26,582
Prepaid insurance	15,794	13,568
Deferred costs of works for taxes	4,855	4,138
Other prepaid expenses	4,174	2,373
	50,515	46,661

Classification by maturity:
Current portion	25,709	20,969
Non-current portion	24,806	25,692
	50,515	46,661

(b)	Corresponds mainly to payments made in advance to EDEGEL for an original amount of US$31,007,190 corresponding to the right to use the capacity of the hydraulic system of EDEGEL by the subsidiary Empresa de Generación Huanza S.A. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

10.	Investments in associates and joint venture

(a)	This caption is made up as follows:

	Share in equity
	2020	2019	2020	2019
	%	%	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,209,126	1,155,359
Minera Yanacocha S.R.L.	43.65	43.65	157,835	230,000
Compañía Minera Coimolache S.A.	40.10	40.10	104,833	98,426
Tinka Resources Ltd.	19.30	-	12,862	-
			1,484,656	1,483,785
Joint venture (d)			2,254	2,627
Other minor investments			1,865	1,835
			1,488,775	1,488,247

(b)	The table below presents the net share in profit (loss) of investments:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	53,767	76,451	23,444
Compañía Minera Coimolache S.A.	10,055	12,883	10,994
Minera Yanacocha S.R.L.	(72,219)	(41,580)	(35,582)
Tinka Resources Ltd.	(868)	-	-
	(9,265)	47,754	(1,144)
Joint venture	(252)	(44)	-
	(9,517)	47,710	(1,144)

Notes to the consolidated financial statements (continued)

Investments held by the Group in its associates Minera Yanacocha S.R.L. (through its subsidiary Compañía Minera Condesa S.A.) and Sociedad Minera Cerro Verde S.A.A., represent the most significant investments of the Group. Its operations are strategic to the Group’s activities and participation in their results has been significant in relation to profits (losses) of the Group in the years 2020, 2019 and 2018. The following relevant information on these investments is as follows:

Investment in Minera Yanacocha S.R.L.-

The Group, through its subsidiary Compañía Minera Condesa S.A., has an interest of 43.65 percent of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”). Yanacocha is engaged in gold production and exploration and development of gold and copper in their own concessions or owned by S.M.R.L. Chaupiloma Dos de Cajamarca (subsidiary of the Group), with which signed a contract of use of mineral rights.

The Quecher Main project of Yanacocha, an oxide deposit, which is a new open pit within the existing footprint of Yanacocha which began operating in October 2019. This project will add oxide production at Yanacocha and will extend the life of the Yanacocha operation to 2027. During 2020, the ounce production of the project was 55,413 ounces.

In addition, Yanacocha owns the Conga project which consists in two deposits of gold and porphyry of copper located at northeast of Yanacocha operating area in the provinces of Celendín, Cajamarca and Hualgayoc (Peru).

Because of local communities and political protests for potential water impacts of the project development activities and construction, the projects are suspended since November 2011. To date, Yanacocha’ s management has been making only water support activities recommended by independent experts, mainly the construction of water reservoirs, before carrying out any development project.

In December 2017, Yanacocha acquired 63.92 million of shares (share of 5%) held by International Finance Corporation (IFC) in Yanacocha, for an amount of US$47.9 million. In June 2018, Sumitomo Corporation (Sumitomo) paid US$48 million for the five percent stake in the ownership interest in Yanacocha for the proportion held prior to the repurchase of the IFC’s ownership stake in December. As a result of that acquisition, the Company recognized a lower value with respect to Yanacocha’s equity participation.

Notes to the consolidated financial statements (continued)

In February 2020, the Supreme Court resolution was published, whereby Yanacocha received notification of an unfavorable result in the Tax Dispute related to the amortization of contractual rights (see note 29(d)) for which Yanacocha recorded a liability in term of tax payable for US$8.1 million and recorded interests and penalties for US$21.0 million in its financial statements as of December 31, 2019. The potential outstanding liability in this matter amounts to US$61 million. During 2020, Yanacocha registered an amount of US$2.1 million related to workers participation related to this resolution. Yanacocha´s Management concluded that is not possible to fully predict the outcome of this litigation.

The table below presents key financial data from the financial statements of Yanacocha under IFRS:

	2020	2019
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,099,590	1,060,455
Non-current assets	1,213,848	1,251,617
Current liabilities	(282,986)	(190,577)
Non-current liabilities	(1,706,066)	(1,631,783)

Shareholders’ equity, net	324,386	489,712

Groups’ interest	141,594	213,759
Goodwill	16,241	16,241

	157,835	230,000

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Sales of goods	620,162	739,302	680,618
Other comprehensive profit (loss):	123	1,246	(91)

Net loss from continued operations	(165,449)	(95,257)	(81,517)

Share in results	(72,219)	(41,580)	(35,582)

During the years 2020, 2019 and 2018, the Yanacocha´s Management evaluated and concluded that there are no indicators of impairment of its long-lived assets; in addition, the Group’s management determined that there was no objective evidence that its investment in Yanacocha is impaired as of December 31, 2020 and 2019.

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is located in Uchumayo, Arequipa, Peru.

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2020	2019
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	1,754,888	1,614,928
Non-current assets	6,012,571	6,194,496
Current liabilities	(450,680)	(420,786)
Non-current liabilities	(1,681,451)	(2,029,315)

Shareholders’ equity, net	5,635,328	5,359,323

Group’s interest	1,101,363	1,047,596
Goodwill	107,763	107,763

	1,209,126	1,155,359

Notes to the consolidated financial statements (continued)

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Sales of goods	2,538,593	2,896,894	3,061,930

Profit for the year	274,544	390,377	119,710

Share in results	53,767	76,451	23,444

The Group’s management determined that there was no objective evidence that its investment in Cerro Verde is impaired as of December 31, 2020 and 2019.

Market capitalization:

As of December 31, 2020 and 2019, total market capitalization of shares maintained by the Group in Cerro Verde was US$1,434 million and US$1,323 million, respectively (market capitalization value by each share of US$20.92 and US$19.30, respectively).

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2020	2019
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	205,893	145,692
Non-current assets	213,073	234,223
Current liabilities	(45,589)	(34,028)
Non-current liabilities	(104,873)	(91,069)

Shareholders’ equity, net	268,504	254,818

Adjustments to conform to the accounting policies of the Group	(7,037)	(9,330)

Equity, adjusted	261,467	245,488

Group’s interest	104,833	98,426

Notes to the consolidated financial statements (continued)

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Sales of goods	203,163	241,173	225,447

Net income from continued operations	22,786	28,459	25,584
Adjustments to conform to the accounting policies	2,293	3,674	1,837

Net income, adjusted	25,079	32,133	27,421

Share in results	10,055	12,883	10,994

The Group’s management determined that there was no objective evidence that its investment in Coimolache is impaired as of December 31, 2020 and 2019.

(c)	In January 2020, Buenaventura acquired 19.30 per cent of common shares on a non-diluted basis from Tinka Resources Ltd. (hereinafter “Tinka”), through private placement financing, which represented 65,843,620 common shares of Tinka at a price of C$0.243 per common share, for gross proceeds to Tinka of C$16 million (equivalent to US$13.4 million). The Common Shares issued under the Buenaventura Subscription have a twenty-four-month equity lock-up expiring on January 14, 2022 as well as certain customary standstill provisions. The Common Shares issued pursuant to the Private Placement were subject to a four-month hold period pursuant to Canadian securities laws that expired on May 14, 2020.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Tinka as at the date of acquisition were as follows:

On acquisition
US$(000)
Current assets	16,548
Non-current assets	53,769
Current liabilities	(612)
Total identifiable net assets at fair value	69,705
Consideration transferred	13,453

Investment in Tinka Resources Ltd. (Tinka) -

Tinka is a Canadian junior exploration and development mining company with its flagship property being the project of Ayawilca. Ayawilca is carbonate replacement deposit (CRD) in the zinc-lead-silver belt of central Peru, in Cerro de Pasco, 200 kilometers northeast of Lima. Tinka is listed on the Lima and Canada Stocks Exchanges.

Notes to the consolidated financial statements (continued)

The table below presents the key financial data from the financial statements of Tinka under IFRS:

2020
US$(000)
Statements of financial position as of December 31:
Current assets	14,075
Non-current assets	50,464
Current liabilities	(876)

Shareholders’ equity, net	63,663

Adjustments to conform to the accounting policies of the Group	2,982

Shareholders’ equity, net, adjusted	66,645

Group’s interest	12,862

Notes to the consolidated financial statements (continued)

2020
US$(000)
Statements of profit or loss for the years ended December 31:
Sales of goods	-

Net loss from continued operations	(2,311)
Adjustments to conform to the accounting policies	(2,189)

Net loss, adjusted	(4,500)

Share in results	(868)

The Group’s management determined that there was no objective evidence that its investment in Tinka is impaired as of December 31, 2020 and 2019.

Market capitalization:

As of December 31, 2020, total market capitalization of shares maintained by the Group was US$11.9 million (market capitalization value by each share of US$0.18).

(d)	The Group, through its subsidiary El Brocal, has an interest of 8 percent in Transportadora Callao S.A., a joint venture which objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. On May 2014, Transportadora Callao started operations and currently its main activity is the operation of that terminal.

Notes to the consolidated financial statements (continued)

The table below presents the key financial data from the joint venture under IFRS:

	2020	2019
	US$(000)	US$(000)
Statements of financial position as of December 31:
Current assets	12,946	11,090
Non-current assets	93,847	100,106
Liabilities	87,005	88,608
Shareholders’ equity, reported	19,788	22,588
Group interests	2,254	2,627

Statements of profit or loss for the years ended December 31:
Revenue	20,571	24,521
Interest income	-	101
Interest expense	(5,252)	(5,694)
Income tax expense or income	311	186
Net loss from continued operations	(2,800)	(665)

Share in results	(252)	(44)

Notes to the consolidated financial statements (continued)

11.	Mining concessions, development costs, right-of-use asset, property, plant and equipment, net

(a)	Below is presented the movement:

	Balance as of January 1, 2019	Additions	Disposals	Sales	Reclassifications and transfers	Implementation IFRS 16	Balance as of December 31, 2019	Additions	Disposals	Sales (note 1(e))	Reclassifications and transfers	Balance as of December 31, 2020
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost:
Lands	21,761	630	-	(135)	(4,739)	-	17,517	133	-	-	-	17,650
Mining concessions (f)	151,873	-	-	-	-	-	151,873	-	-	-	-	151,873
Development costs	743,259	46,047	(443)	-	(819)	-	788,044	33,233	-	(8,657)	612	813,232
Buildings, constructions and other	1,342,621	39	(3,559)	(5,380)	26,120	-	1,359,841	99	(132)	(45,624)	28,876	1,343,060
Machinery and equipment	958,466	12	(30,235)	(38,322)	22,783	-	912,704	4	(419)	(42,319)	13,222	883,192
Transportation units	10,885	33	(540)	(1,856)	370	-	8,892	-	-	(577)	94	8,409
Furniture and fixtures	13,306	2	(1,310)	(1)	13	-	12,010	3	(74)	(408)	206	11,737
Units in transit	2,682	-	(1)	-	1,073	-	3,754	-	(373)	-	-	3,381
Work in progress	56,662	44,319	(1,168)	(78)	(49,370)	-	50,365	27,322	(325)	(30)	(42,398)	34,934
Stripping activity asset (g)	141,726	11,545	-	-	819	-	154,090	10,752	(11,633)	-	(612)	152,597
Right-of-use asset (e)	-	3,721	(10,897)	-	-	18,528	11,352	6,221	(1,314)	-	-	16,259
Mine closure costs	284,162	26,722	-	-	-	-	310,884	31,558	-	(6,788)	-	335,654
	3,727,403	133,070	(48,153)	(45,772)	(3,750)	18,528	3,781,326	109,325	(14,270)	(104,403)	-	3,771,978
Accumulated depreciation and amortization:
Mining concessions (f)	40,249	10	-	-	-	-	40,259	11	-	-	-	40,270
Development costs	298,553	29,964	-	-	-	-	328,517	21,139	-	(8,657)	-	340,999
Buildings, construction and other	591,643	83,274	(3,391)	(3,569)	(638)	-	667,319	74,719	(53)	(44,096)	435	698,324
Machinery and equipment	665,357	66,020	(28,619)	(35,459)	638	-	667,937	60,034	(265)	(40,805)	(435)	686,466
Transportation units	8,599	744	(538)	(1,779)	-	-	7,026	607	-	(550)	-	7,083
Furniture and fixtures	10,123	653	(1,172)	-	-	-	9,604	614	(46)	(348)		9,824
Stripping activity asset	70,518	18,405	-	-	-	-	88,923	22,532	-	-	-	111,455
Right-of-use asset (e)	-	7,778	(2,611)	-	-	-	5,167	5,145	(1,231)	-	-	9,081
Mine closure costs	168,471	15,373	-	-	-	-	183,844	14,785	-	(6,789)	-	191,840
	1,853,513	222,221	(36,331)	(40,807)	-	-	1,998,596	199,586	(1,595)	(101,245)	-	2,095,342
Provision for impairment of long-lived assets:
Mine closure costs	13,207	2,083	-	-	-	-	15,290	(2,083)	-	-	-	13,207
Development costs	10,153	-	-	-	-	-	10,153	-	-	-	-	10,153
Property, plant and other	2,915	-	-	-	-	-	2,915	-	-	-	-	2,915
	26,275	2,083	-	-	-	-	28,358	(2,083)	-	-	-	26,275

Net cost	1,847,615						1,754,372					1,650,361

Notes to the consolidated financial statements (continued)

(b)	Impairment of long-lived assets

In accordance with its accounting policies and processes, each asset or CGU is evaluated annually at year-end, to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed.

In assessing whether impairment is required, the carrying value of the asset or CGU is compared with its recoverable amount. The recoverable amount is the higher of (i) the CGU’s fair value less costs of disposal (FVLCD) and (ii) its value in use (VIU). Given the nature of the Group’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. Consequently, the recoverable amount for each CGU is estimated based on discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. These cash flows were discounted using a real post-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU.

The estimates of quantities of recoverable minerals, production levels, operating costs and capital requirements are obtained from the planning process, including the LOM plans, one-year budgets and CGU-specific studies.

During 2020, Buenaventura identified impairment indicators in its Julcani, Orcopampa, and Uchucchacua. The Group evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount of said units based on their value in use. The main factors considered in the impairment analysis were reserves, prices and mining useful lives.

As a result of the analysis of the recoverable amount as of December 31, 2020, Buenaventura recognized a reversal for impairment of long-lived assets for US$2.1 million derived from the evaluation of its Julcani mining unit (recognized a provision for impairment for US$2.1 million as of December 31, 2019). The main factors considered in the impairment analysis were the increase in metal price projections and the useful lives of the mine. The recoverable amounts of the Julcani mining unit are based in Managements estimations of the value in use.

As a result of the analysis of the recoverable amount as of December 31, 2019, La Zanja has determined not to recognize a provision or recovery for impairment of long-lived assets. As of December 31, 2018, the La Zanja recognized a reversal for impairment of long-lived assets for US$5.7 million.

During 2018, as a result of derecognition of assets in Shila mining unit, Buenaventura recorded a reversal in the provision for impairment for US$2.8 million previously recorded in 2016. In addition, La Zanja recorded a reversal for the impairment provision for US$5.7 million as a result of the analysis of the recoverable amount. The main factors considered in the impairment analysis were reserves and mining useful lives. The recoverable amounts of La Zanja are based in Managements estimations of the value in use.

Notes to the consolidated financial statements (continued)

Key assumptions

The determination of value in use is most sensitive to the following key assumptions:

–	Production volumes

–	Commodity prices

–	Discount rate

–	Residual value

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

Estimates prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

	2021		2022-2024
	US$		US$
Gold	1,800	/Oz	1,747	/Oz
Silver	23.0	/Oz	21.2	/Oz
Copper	7,250	/TM	7,083	/TM
Lead	1,850	/TM	2,056	/TM

Notes to the consolidated financial statements (continued)

Discount rate: In calculating the value in use, a discount rate after tax of 5.25%, 7.91% and 5.96% (equivalent to pre-tax rate of 8.09%, 12.18% and 9.19%) were applied to the post-tax cash flows of Buenaventura, El Brocal and La Zanja, respectively. These discount rates are derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on its interest-bearing borrowings the Group is obliged to service. The Beta factors are evaluated annually based on publicly available market data.

(c)	The book value of assets held under finance leases, and assets under trustworthy equity, amounted to US$187.8 million as of December 31, 2020 (US$313.3 million as of December 31, 2019) and is presented in various items of property, plant and equipment. During 2020 and 2019, no acquisitions of assets under lease agreements were made. Leased assets are pledged as security for the related finance lease liabilities.

(d)	During 2020 and 2019, no borrowing costs were capitalized.

(e)	The net assets for right-of-use assets maintained by the Group correspond to the following:

	2020	2019
	US$(000)	US$(000)
Buildings	3,370	4,602
Transportation units	3,330	1,112
Machinery and equipment	478	471

	7,178	6,185

During 2020, the additions to the right-of-use assets were US$6.2 million and the disposals were US$1.3 million (US$3.7 million and the disposals were US$10.9 million during 2019).

(f)	Mining concessions includes goodwill of El Brocal for an amount to US$34.0 million.

(g)	In December 2020, as a result of the review of the mineral reserve balances, the subsidiary El Brocal wrote off the phase 9 for a total of 1,102,117 DMT at a value of US$11,633,000. The write-off corresponds to a loss of reserves due to variation in technical and economic parameters such as: decrease in estimated prices; increased cut-off; percentage decrease in payable items; and new block model. The current balance of this phase is 307,302 DMT valued at US$3,244,000 and is expected to be produced during the first months of 2021.

Notes to the consolidated financial statements (continued)

12.	Other assets, net

(a)	Below is presented the movement:

	Balance as of January 1, 2019	Additions	Transfers	Balance as of December 31, 2019	Additions	Disposals	Balance as of December 31, 2020
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost:
Patents and industrial property (b)	11,723	2,139	-	13,862	1,014	(167)	14,709
Rights-of-use (c)	12,292	1,319	-	13,611	109	-	13,720
Software licenses	10,168	242	(92)	10,318	518	(22)	10,814

	34,183	3,700	(92)	37,791	1,641	(189)	39,243
Accumulated amortization:
Rights-of-use (c)	5,948	1,486	-	7,434	731	-	8,165
Software licenses	2,974	820	(112)	3,682	897	(4)	4,575

	8,922	2,306	(112)	11,116	1,628	(4)	12,740

Cost net	25,261			26,675			26,503

(b)	The copper plant project is a technological initiative of the Company to develop a viable technical and economic solution for the treatment of complex copper concentrates. This project comprises several stages of development from a laboratory level, pilot to a demonstration stage.

(c)	Corresponds to the mineral servitude agreements signed with the communities surrounding the Group’s operations, through which the Group is authorized to carry out exploration, development, exploitation and general work activities.

13.	Bank loans

The movement is presented below:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Beginning balance	55,000	95,000	95,000

New loans	18,019	55,000	95,000
Payments	(7,197)	(95,000)	(95,000)
Exchange difference	(29)	-	-

Final balance	65,793	55,000	95,000

Notes to the consolidated financial statements (continued)

As of December 31, 2020 and 2019, bank loans were obtained for working capital purposes, have current maturity and accrue interest at market annual rates ranging from 1.65% to 3.7% as of December 31, 2020 (2% to 2.95% as of December 31, 2019).

14.	Trade and other payables

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)
Trade payables (b)
Domestic suppliers	149,305	131,278
Related entities, note 30(b)	141	29
	149,446	131,307
Other payables
Taxes payable	9,663	12,043
Remuneration and similar benefits payable	8,860	11,522
Interest payable	3,020	5,318
Royalties payable to the Peruvian State	2,441	2,132
Hedge instruments accounts payables	1,569	-
Dividends payable (c)	638	604
Related entities, note 30(b)	328	51
Other liabilities	3,991	3,883
	30,510	35,553

Total trade and other payables	179,956	166,860

Classification by maturity:
Current portion	179,956	166,244
Non-current portion	-	616

Total trade and other payables	179,956	166,860

Classification by nature:
Financial payables	167,852	152,686
Non-financial payables	12,104	14,174

Total trade and other payables	179,956	166,860

(b)	Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

(c)	The movement of dividends payable is presented below:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Beginning balance	604	663	730
Declared dividends to controlling shareholders, note 17(d)	-	22,098	22,860
Dividends paid to controlling shareholders, note 17(d)	-	(22,098)	(22,860)
Declared dividends to non-controlling shareholders, note 17(d)	5,140	6,500	5,560
Dividends paid to non-controlling shareholders, note 17(d)	(5,140)	(6,500)	(5,560)
Expired dividends	(26)	(53)	(44)
Other minor	60	(6)	(23)

Final balance	638	604	663

15.	Provisions, contingent liabilities and other liabilities

(a)	This caption is made up as follows:

	As of January 1, 2020	Changes	Accretion expense	Disbursements	Sale of mining unit	As of December 31, 2020
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Closure of mining units and exploration projects (b)	252,305	32,200	6,848	(8,571)	(5,093)	277,689
Bonus to employees and officers	19,226	13,106	-	(15,119)	-	17,213
Environmental liabilities	6,305	(211)	-	(1,056)	-	5,038
Safety contingencies	5,205	(598)	-	(71)	-	4,536
Labor contingencies	3,777	442	-	(139)	-	4,080
Obligations with communities	3,509	96	-	-	-	3,605
Tax contingencies	382	2,728	-	-	-	3,110
Environmental contingencies	1,500	1,640	-	(266)	-	2,874
Board of Directors’ participation	1,594	1,493	-	(1,500)	-	1,587
Workers’ profit sharing payable	69	57	-	-	-	126
Other provisions	635	(155)	-	-	-	480
	294,507	50,798	6,848	(26,722)	(5,093)	320,338

Classification by maturity:
Current portion	72,771					68,000
Non-current portion	221,736					252,338

	294,507					320,338

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2020	2019
	US$(000)	US$(000)
Beginning balance	252,305	225,877

Additions in estimates
Continuing mining units, note 11(a)	31,500	26,722
Exploration projects, note 26(a)	642	4,020
Discontinued mining units	58	1,912

Accretion expense
Continuing mining units, note 27(a)	6,424	10,266
Exploration projects, note 27(a)	248	124
Discontinued mining units, note 1(e)	176	266

Sale of mining unit, note 1(e)	(5,093)	-

Disbursements	(8,571)	(16,882)

Final balance	277,689	252,305

Classification by maturity:
Current portion	32,462	35,280
Non-current portion	245,227	217,025

	277,689	252,305

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2021 and 2040. The Group recognizes the provision of closure of mining units and explorations projects based on estimates of studies and activities that meet the environmental regulations in effect and that will be approved by the Ministry of Energy and Mines. The Group recognizes the provision of continued operations based on its analysis and estimates prepared by independent advisors and reviewed by the Group´s Management. Provisions related to discontinued operations are based on estimates prepared by internal advisors.

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

Notes to the consolidated financial statements (continued)

As of December 31, 2020, the future value of the provision for closure of mining units and exploration projects was US$309.3 million, which has been discounted using annual risk-free rates from minimums of 0.31 to 2.77 percent, in periods of 1 to 20 years (as of December 31, 2019, the provision was US$252.3 million, which has been discounted using annual risk-free rates from minimums of 1.79 to 3.12 to a maximum percent in periods of 1 to 22 years). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2020, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$140.0 million (US$121.4 million as of December 31, 2019) to secure current mine closure plans of its mining units and exploration projects up to date.

16.	Financial obligations

(a)	This caption is made up as follow:

	2020	2019
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A. (b)
Banco de Crédito del Perú	66,667	61,667
BBVA Banco Continental	61,667	61,667
CorpBanca New York Branch	61,666	61,666
ICBC Perú Bank	40,000	25,000
Banco Internacional del Perú	30,000	30,000
Banco de Sabadell, Miami Branch	15,000	15,000
Banco Latinoamericano de Comercio Exterior S.A.	-	20,000
	275,000	275,000
Debt issuance costs	(2,715)	(2,504)
	272,285	272,496
Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – Financial obligation (c)	140,309	161,894
Debt issuance costs	(600)	(709)
	139,709	161,185
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease (d)	113,096	130,504
Debt issuance costs	(1,276)	-
	111,820	130,504
Lease liabilities (g)	7,839	7,503

Total financial obligations	531,653	571,688

Classification by maturity:
Current portion	25,086	265,692
Non-current portion (e)	506,567	305,996

Total financial obligations	531,653	571,688

Notes to the consolidated financial statements (continued)

(b)	On June 27, 2016, Buenaventura entered into a long-term finance contract with seven Peruvian and foreign banks, with the following terms and conditions:

-	Principal: US$275,000,000.

-	Annual interest rate: Three-month LIBOR plus 3%.

-	Term: 5 years since June 30, 2016, with final maturity in June 30, 2021.

-	Grace Period: Two years.

-	Amortization: six semiannual installments of US$39,285,714 starting July 2018 and a final payment of US$39,285,716 in June 2021.

-	Guarantee: None. The subsidiaries Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A. are the guarantors.

In 2018, Buenaventura signed a first amendment to the Syndicated Term Loan. On April 2, 2020, Buenaventura entered into a second amendment and restructured its financial obligation by modifying some of the clauses as follows:

-	Annual interest rate: LIBOR of three months plus 1.9% (LIBOR of three months plus 2.15% as of December 31, 2019)

-	Term: 5 years from April 2020, due in April 2025 (4 years from April 2018, due in April 2022 as of December 31, 2019)

-	Amortization of credit: five semi-annual installments of US$41.2 million each since as of October 2022, and one final payment of US$68,750,000 in April 2025 (on which date all amounts outstanding shall be payable) (five semi-annual installments of US$55 million each since as of April 2020 as of December 31, 2019).

As part of the commitments, the Group must meet certain consolidated financial ratios as defined in the Agreements, being the main as follows:

(i)	Debt service coverage ratio: Higher than 4.0x.

(ii)	Leverage ratio: Less than 3.0x.

(iii)	Consolidated equity value: Higher than US$2,711 million.

For the calculation of (i) and (ii), the financial obligations and Earnings Before - Interest Depreciation and Amortization (EBITDA) of Huanza (see note 29(e)).

Notes to the consolidated financial statements (continued)

Additionally, there are non-financial obligations that restrict, among others, the following: i) granting of liens (security interests), ii) related to the distribution of dividends (until December 31, 2018: up to 20% of the available net income for the previous period; and starting January 1, 2019: up to the total of net income for the previous period), according to the execution of the dividend policy of the Buenaventura and iii) incur additional debt.

On December 29, 2020, Buenaventura signed a “Forebearance Agreement” with seven banks in Peru and abroad, through which the financial leverage ratio as well as the obligations of not incurring in additional debt and restriction of the granting of liens are temporarily modified until February 26, 2021 with an additional period of 45 days.

On April 28, 2021, Buenaventura entered into an amendment and waiver to the Syndicated Term Loan which superseded the Forbearance Agreement, pursuant to which the lenders under the Syndicated Term Loan agreed to amend certain terms of the Syndicated Term Loan. Through this amendment and waiver the covenants that were temporarily modified by the Forebearance Agreement were permanently amended and any compliance issues related to such covenants permanently waived.

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

According to the lease contract mentioned above, El Brocal is required to maintain the following financial ratios as defined in the Agreeement:

(i)	Debt service coverage ratio: Higher than 1.3.

(ii)	Leverage Ratio: Less than 1.0 times.

(iii)	Indebtedness ratio: Less than 2.25 times.

In April and July 2020, El Brocal arranged with the Banco de Crédito del Perú to defer the payment of the second and third installment, scheduled for April 30, and July 30, 2020 for an amount of US$5,396,000 each installment (only capital) through 2 new promissory notes to a 180 days. The initial due dates of these promissory notes were October 27, 2020 and January 26, 2021. On October 27, 2020, El Brocal rescheduled the first promissory notes for 180 additional days with a new due date on April 24, 2021.

The sum of both amounts for a total of US$10,793,000, are presented under “Bank loans” caption. This deferring of the second and third installment does not represent changes in terms and conditions of the original loan.

Notes to the consolidated financial statements (continued)

The compliance with the financial ratios is monitored by El Brocal’ s management, which it managed and obtained from Banco de Crédito del Perú a waiver for any possible breach of the financial ratios that occurred for the last quarter of 2020.

(d)	On December 2, 2009, Huanza entered into a finance lease contract with Banco de Crédito del Perú. On October 29, 2020, as part of the Group its strategy of preserving cash, Huanza negotiated a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: final installment of US$44,191,000 (original amount of US$119,000,000).

-	Annual interest rate: LIBOR 30 days plus 2.10 percent (three-month LIBOR plus 2.75 percent as of December 31, 2019).

-	Term: 18 months since November 2, 2020, with final maturity in May 2022 (6 years since August 2014, with final maturity in November 2020 as of December 31, 2019).

-	Guarantee: Leased equipment.

-	Amortization: a final installment of US$44,191,000.

On June 30, 2014, Banco de Credito del Perú extended the finance lease contract above mentioned, through the addition of a new tranche. On October 29, 2020, as part of the Group its strategy of preserving cash, Huanza negotiated a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: final installment of US$68,905,000 (original amount of US$103,373,000)

-	Annual interest rate: LIBOR 30 days plus 2.10 percent (three-month LIBOR plus 2.75 percent as of December 31, 2019).

-	Term: 18 months since November 2, 2020, with final maturity in May 2022 (6 years since August 2014, with final maturity in November 2020 as of December 31, 2019).

-	Guarantee: Leased equipment.

-	Amortization: a final installment of US$68,905,000.

In addition, Huanza have granted a security interest for 100 percent of shares.

According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-	Debt service coverage ratio: Higher than 1.1.

-	Minimum equity of US$30,000,000.

Management performed an analysis to determine if the modification of the terms and conditions on October 2020 were substantially different terms and shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Group concluded that the terms are not substantially different, due to the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate were less than 10 per cent different compared to the discounted present value of the remaining cash flows of the original financial liability.

Notes to the consolidated financial statements (continued)

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

Under this contract, Huanza promised to grant the following:

-	Trust of flows with respect to all the income of the hydroelectric power station of Huanza, including the income from sales of power and energy, through which Huanza is obliged to receive all the cash flows of commercial income through a collection account, as well as carry out certain mandatory actions that guarantee the channeling of flows mentioned above.

-	Trust of assets of the station, the lands, the assets of Huanza necessary for the operation of the station that are not under the Financial Lease Agreement and the actions of Huanza, as well as the right of collection on future flows that would correspond receive Huanza before the eventual public auction of the rights and assets of the concession because of the expiration of the concession.

-	The conditional transfer, by which Huanza assigns to the Bank the rights and obligations derived from the agreements and contracts signed by Huanza for the construction of the Plant.

-	Letters of Guarantee, by means of which, Buenaventura is constituted as Huanza’ s solidarity guarantor, guaranteeing in favor of the Bank the fulfillment of the obligations breached by Huanza.

As of December 31, 2020 and 2019, Huanza complied with these assumed commitments, including that related to the channeling of all the cash flows received for commercial income through a collection account.

Notes to the consolidated financial statements (continued)

(e)	The long-term portion of the financial obligations held by the Group matures as follows:

	2020	2019
	US$(000)	US$(000)
Between 1 and 2 years (Year 2022)	176,665	133,091
Between 2 and 5 years (Years 2023 to 2025)	327,036	127,463
More than 5 years (Years 2026 hereinafter)	6,071	48,566
	509,772	309,120
Debt issuance costs	(3,205)	(3,124)

	506,567	305,996

(f)	Below is presented the movement of the debt excluding interest:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Beginning balance	571,688	587,062	633,083
New financial obligations	-	161,894	-
New lease obligations	5,213	19,885	-
Disposals of lease obligations	(977)	(5,079)	-
Payments of financial obligations	(38,994)	(186,152)	(45,222)
Payments of obligations for leases	(4,080)	(7,596)	-
Amortization of debt issuance costs in results, note 27(a)	976	2,109	1,024
Accretion expense for leases related to rights in use, nota 27(a)	180	293	-
Effect of amortized cost, note 27(a)	(361)	-	-
Increase of debt issuance costs	(1,992)	(728)	(2,207)
Other minor	-	-	384

Final balance	531,653	571,688	587,062

(g)	Lease liabilities related to the right in use are as follows:

	2020	2019
	US$(000)	US$(000)
Buildings	3,971	5,296
Transportation units	3,186	1,429
Machinery and equipment	682	778

	7,839	7,503

Classification by maturity:
Current portion	3,609	3,692
Non-current portion	4,230	3,811

	7,839	7,503

Lease payments are presented in the consolidated statements of cash flows in the Short-term lease payments caption as part of the financing activities. Interest’s expense related to the lease liabilities for the years 2020, 2019 and 2018 is presented in the “Financial costs” caption, note 27.

Notes to the consolidated financial statements (continued)

Buildings -

Lease liabilities related to buildings mainly correspond to a lease contract entered by Buenaventura on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years since the year 2013 and fixed payments. The Group has the option to lease the assets for two additional term of 5 years each.

	2020	2019
	US$(000)	US$(000)
Within one year	1,470	1,470
After one year but not more than five years	2,227	3,697
	3,697	5,167

Transportation units -

The Group has lease contracts for mining vehicles used in its operations. Leases of mining vehicles generally have lease terms between one and three years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets. No contracts require the Group to maintain certain financial ratios nor includes variable lease payments.

The Group also has certain leases of assets with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the short-term lease and lease of low-value assets recognition exemptions for these leases.

17.	Shareholders’ equity, net

(a)	Capital stock -

The Group’s share capital is stated in soles and consisted of common shares with voting rights, with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock as of December 31, 2020 and 2019:

	Number of shares	Capital stock	Capital stock
		S/(000)	US$(000)
Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)
	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/43.80 per share as of December 31, 2020 (S//47.77 per share as of December 31, 2019). These shares present trading frequencies of 5 and 25 percent in the years 2020 and 2019, respectively.

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled neither to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividend’s distribution. The table below presents the composition of the investment shares as of December 31, 2020 and 2019:

Notes to the consolidated financial statements (continued)

	Number of shares	Investment shares	Investment shares
		S/(000)	US$(000)
Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)
	271,677	2,717	791

The market value of the investment shares amounted to S/16.00 per share as of December 31, 2020 and 2019. These shares did not have a trading frequency in 2020 and 2019.

(c)	Legal reserve -

The Peruvian Corporations Law requires that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20 percent of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to replenish it.

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$26,000 in the year 2020 (US$53,000 and US$44,000 in the years 2019 and 2018 respectively) as a result of the expired dividends. According to the General Corporate Law, dividends expire ten years after the payment due.

(d)	Dividends declared and paid -

Due to the State of National Emergency declared in the country and the restrictions to the mining industry, which limit it only to the execution of critical activities, the Board agreed in a non-face-to-face session on April 15, 2020, to exclude distribution of dividends from the agenda of the call to the Annual Mandatory Meeting initially scheduled for March 2020, which took place in July 15, 2020.

Notes to the consolidated financial statements (continued)

The table below presents the dividends declared and paid in 2019 and 2018:

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

Dividends declared by S.M.R.L. Chaupiloma Dos de Cajamarca corresponding to non-controlling interest were US$5,140,000, US$6,500,000 and US$5,560,000 for the years 2020, 2019 and 2018, respectively.

(e)	Basic and diluted loss per share -

Loss per share is calculated by dividing net loss for the period by the weighted average number of shares outstanding during the year. The calculation of loss per share attributable to the equity holders of the parent is presented below:

	2020	2019	2018
Loss for the year (numerator) - US$	(135,718,000)	(12,208,000)	(13,445,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Loss per basic share and diluted - US$	(0.53)	(0.05)	(0.05)

Notes to the consolidated financial statements (continued)

The calculation of profit (loss) per share from continuing operations attributable to the equity holders of the Parent is presented below:

	2020	2019	2018
Loss for the year (numerator) - US$	(141,135,000)	(1,694,000)	(1,637,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867

Loss per basic share and diluted - US$	(0.56)	(0.01)	(0.02)

The common and investment shares outstanding at the close of 2020, 2019 and 2018 were 253,986,867.

18.	Subsidiaries with material non-controlling interest

(a)	Financial information of main subsidiaries that have material non-controlling interest are provided below:

	Country of incorporation and operation	2020, 2019 and 2018
		%
Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00
Minera La Zanja S.R.L.	Peru	46.94
Apu Coropuna S.R.L.	Peru	30.00

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	144,501	161,917	176,978
Minera La Zanja S.R.L.	26,121	33,026	42,295
S.M.R.L. Chaupiloma Dos de Cajamarca	1,648	1,587	1,800
Apu Coropuna S.R.L.	127	148	164
	172,397	196,678	221,237
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	(12,895)	(13,432)	2,880
Minera La Zanja S.R.L.	(6,905)	(9,090)	(6,346)
Apu Coropuna S.R.L.	(22)	(14)	(410)
S.M.R.L. Chaupiloma Dos de Cajamarca	5,201	6,286	5,667
Other minor	-	(1)	-
	(14,621)	(16,251)	1,791

Notes to the consolidated financial statements (continued)

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2020:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	166,396	104,076	6,814	2,064
Non-current assets	553,754	30,486	-	169
Current liabilities	(170,896)	(22,329)	(2,694)	(1,071)
Non-current liabilities	(195,809)	(56,587)	-	(740)

Shareholders’ equity, net	353,445	55,646	4,120	422

Attributable to:
Shareholders of the Group	208,944	29,525	2,472	295
Non-controlling interests	144,501	26,121	1,648	127

	353,445	55,646	4,120	422

Statements of financial position as of December 31, 2019:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	149,945	112,420	6,252	2,141
Non-current assets	576,028	26,038	-	185
Current liabilities	(118,965)	(20,170)	(2,286)	(1,094)
Non-current liabilities	(210,904)	(47,930)	-	(740)
Shareholders’ equity, net	396,104	70,358	3,966	492

Attributable to:
Shareholders of the Group	234,187	37,332	2,379	344
Non-controlling interests	161,917	33,026	1,587	148
	396,104	70,358	3,966	492

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the years 2020, 2019 and 2018:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.	Other minor
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2020 -

Revenues	255,275	33,033	18,638	-	-
Profit (loss) for the year	(31,541)	(14,712)	13,004	(44)	-
Attributable to non-controlling interests	(12,895)	(6,905)	5,201	(22)	-

Year 2019 -

Revenues	299,252	43,520	22,297	-	-
Profit (loss) for the year	(32,855)	(19,364)	15,715	(48)	(17)
Attributable to non-controlling interests	(13,432)	(9,090)	6,286	(14)	(1)

Year 2018 -

Revenues	332,298	96,611	20,385	-	-
Profit (loss) for the year	6,305	(13,519)	14,168	(1,369)	-
Attributable to non-controlling interests	2,880	(6,346)	5,667	(410)	-

Statements of cash flow for the years 2020, 2019 and 2018:

	Sociedad Minera El Brocal S.A.A.	Minera La Zanja S.R.L.	S.M.R.L. Chaupiloma Dos de Cajamarca	Apu Coropuna S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Year 2020 -

Operating activities	53,304	(5,751)	13,738	(74)
Investing activities	(24,699)	(825)	-	-
Financing activities	(1,954)	-	(12,850)	-
	26,651	(6,576)	888	(74)
Year 2019 -

Operating activities	1,545	(908)	16,040	-
Investing activities	(28,259)	(1,629)	-	-
Financing activities	(405)	(763)	(16,250)	1,032
	(27,119)	(3,300)	(210)	1,032
Year 2018 -

Operating activities	74,985	10,323	14,066	(572)
Investing activities	(29,546)	(13,160)	-	-
Financing activities	(29,974)	-	(13,900)	-
	15,465	(2,837)	166	(572)

Notes to the consolidated financial statements (continued)

19.	Tax situation

(a)	Current tax regime -

The Company and its Peruvian subsidiaries are subject to the Peruvian tax regime. By means of Law N° 1261 enacted on December 10, 2016, the Peruvian government introduced certain amendments to the Income Tax Law, effective January 1, 2017. The most relevant are listed below:

-	A corporate income tax rate of 29.5% is set.

-	A tax of 5% of the income tax is established to the dividends or any other form of distribution of profits. The rate applicable to dividends will be considered taking into account the year in which the results or profits that form part of the distribution has been obtained. The rate will be considered according to the following: 4.1% with respect to the results obtained until December 31, 2014; 6.8% with respect to the results obtained during the years 2015 and 2016; and 5% with respect to the results obtained from January 1, 2017.

-	It has been established that the distribution of dividends to be made corresponds to the oldest retained earnings.

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

On March 31, 2020, Superintendency Resolution 066-2020 / SUNAT was published in which new default interest rates were established in force since April 1, 2020. The default interest rate in national currency went from 1.2% to 1% and in the case of foreign currency it went from 0.6% to 0.5%. Likewise, interest rates for the return of undue or excess payments in national currency went from 0.50% to 0.42% while the foreign currency went from 0.30% to 0.25%. In the case of interest for return due to withholding and / or non-applied perceptions of VAT, it went from 1.2% to 1%.

Notes to the consolidated financial statements (continued)

Through Legislative Decree No. 1488, published on May 10, 2020, a special depreciation regime is established, exceptionally and temporarily, for taxpayers of the General Income Tax Regime, the main aspects of which are the following:

-	As of fiscal year 2021, buildings and constructions acquired in fiscal years 2020 to 2022, will be depreciated applying an annual percentage of 20% until their total depreciation, provided that the following conditions are met:

(i)	Are totally affected by the production of third category taxable income.

(ii)	Construction would have started as of January 1, 2020. For these purposes, the beginning of construction is understood to be the moment when the building license or other document established by the Regulation is obtained.

(iii)	Until December 31, 2022, the construction has a work progress of at least 80%. In the case of constructions that have not been completed until December 31, 2022, it is presumed that the work progress to that date is less than 80%, unless the taxpayer proves otherwise. It is understood that the construction has been completed when the approval of the work or other document established by the Regulation has been obtained from the municipality.

-	As of fiscal year 2021, assets acquired in fiscal years 2020 to 2021, affected by the production of taxed income, will be depreciated by applying the following annual percentages until they are fully depreciated:

-	Data processing equipment: 50%

-	Machinery and equipment: 20%

-	Land transport vehicle (except railways) with EURO IV, Tier II and EPA 2007 technology, used by authorized companies: 33.3%

-	Hybrid or electric land transport vehicle (except railways): 50%.

Notes to the consolidated financial statements (continued)

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax (VAT) returns for the following years are open to review by the Tax Authorities:

Entity	Years open to review by the Tax Authorities
Compañía de Minas Buenaventura S.A.A.	2015-2020
Compañía Minera Condesa S.A.	2015-2020
Compañía Minera Colquirrumi S.A.	2015-2020
Consorcio Energético de Huancavelica S.A.	2015-2020
Contacto Corredores de Seguros S.A.	2015-2020
El Molle Verde S.A.C.	2015-2020
Empresa de Generación Huanza S.A.	2015-2020
Inversiones Colquijirca S.A.	2015-2020
Minera La Zanja S.R.L.	2015-2020
Sociedad Minera El Brocal S.A.A.	2015-2020
S.M.R.L. Chaupiloma Dos de Cajamarca	2015-2020
Procesadora Industrial Río Seco S. A.	2015-2020
Apu Coropuna S.R.L.	2015-2020
Cerro Hablador S. A. C.	2015-2020
Minera Azola S. R. L.	2015-2020

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In management's opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2020 and 2019.

The open tax process of the Group and its associates are described in note 29(d).

(c)	Tax-loss carryforwards -

As of December 2020 and 2019, the tax-loss carryforward determined by the Group amounts to approximately S/2,469,226,000 and S/1,950,896,000, respectively (equivalent to US$681,354,000 and US$588,151,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses with an annual cap equivalent to 50 percent of net future taxable income.

The Group recognized a deferred income tax asset related to the tax-loss carryforward of those companies where is probable that a carryforward can be used to compensate future taxable profits. See note 28.

(d)	Transfer pricing -
For purposes of determining the Income Tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. Tax Administration can request this information based on analysis of the Group's operations. The Group’s Management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2020 and 2019.

Notes to the consolidated financial statements (continued)

20.	Sales

(a)	The Group’s revenues are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Revenues by geographic region:

Metal and concentrates sales -
Peru	389,854	476,978	521,017
America – other than Peru	163,500	171,769	370,624
Europe	42,210	60,475	100,792
Asia	39,110	105,645	120,519
	634,674	814,867	1,112,952

Services -
Peru	20,173	23,501	23,712
America – other than Peru	92	130	289
Europe	20	30	-
	20,285	23,661	24,001

Royalties -
Peru	18,638	22,297	20,385

	673,597	860,825	1,157,338

Revenues by type of good or services:
Sales by metal -
Silver	230,498	298,171	362,122
Gold	229,590	254,194	411,877
Copper	181,311	238,304	274,761
Zinc	120,546	149,317	164,666
Lead	48,426	89,141	85,555
Manganese sulfate	4,051	6,046	6,655
	814,422	1,035,173	1,305,636
Commercial deductions, note 2.4(q)	(179,748)	(220,306)	(192,684)
Sales of goods, note 20(b)	634,674	814,867	1,112,952
Sales of Services, note 20(b)	20,285	23,661	24,001
Royalties income, note 20(b)	18,638	22,297	20,385
Total revenue from contracts with customers	673,597	860,825	1,157,338

Notes to the consolidated financial statements (continued)

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Revenues by type of recognition:
Goods transferred at a point in time	634,674	814,867	1,112,952
Services transferred over time	20,285	23,661	24,001
Royalties at a point of time	18,638	22,297	20,385
	673,597	860,825	1,157,338

(b)	Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the consolidated statement of profit or loss:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Contracts with customers for sale of goods (a)	634,674	814,867	1,112,952
Fair value of accounts receivables	5,154	2,347	(6,013)
Adjustments to prior period liquidations	4,255	394	788
Hedge operations, note 32(a)	(6,464)	4,322	(1,398)
Sale of goods	637,619	821,930	1,106,329

Sale of services, note 20(a)	20,285	23,661	24,001

Royalty income, note 20(a)	18,638	22,297	20,385

	676,542	867,888	1,150,715

(c)	Performance obligations -

The performance obligation of the sale of goods is satisfied upon delivery of the goods and payment is generally due within 30 to 90 days from delivery. Performance obligation of services is satisfied over-time and payment is generally due upon completion and acceptance of service.

(d)	Concentration of sales -

In 2020, the four customers with sales of more than 10 percent of total sales represented 26, 23, 16 and 15 percent from the total sales of the Group (three customers by 25, 16 and 11 percent during 2019 and three customers by 32, 13 and 11 percent during 2018). As of December 31, 2020, 65 percent of the accounts receivable correspond to these customers (84 percent as of December 31, 2019). These customers are related to the mining business.

The Group’s sales of gold and concentrates are delivered to its customers (investment banks and national and international well-known companies). Some of these customers have long-term sales contracts with the Group that guarantee supplying them the production from the Group’s mines.

Notes to the consolidated financial statements (continued)

(e)	Sales expenses -

Sales expenses represent 3%, 3% and 2% of the total operating income for the years 2020, 2019 and 2018, respectively. Sales expenses corresponds mainly to transportation services and shipping costs. Transportation services represent 64%, 58% and 58% of the caption for the years 2020, 2019 and 2018, respectively. Shipping services and expenses represent 13%, 22% and 21% of the caption for the years 2020, 2019 and 2018.

21.	Cost of sales, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Beginning balance of finished goods and products in process, net of depreciation and amortization	31,938	49,206	37,640

Cost of production
Services provided by third parties	143,652	196,895	243,410
Consumption of materials and supplies	70,942	96,351	133,961
Direct labor	62,885	79,076	93,122
Electricity and water	36,504	44,583	50,215
Maintenance and repair	22,235	19,729	24,415
Short-term and low-value lease	16,289	20,784	23,539
Transport	12,234	16,341	30,819
Insurances	12,036	12,235	11,311
Provision (reversal) for impairment of finished goods and product in progress, note 8(c)	5,054	(2,143)	4,521
Other minor	11,916	11,755	9,634
Total cost of production of the period	393,747	495,606	624,947
Final balance of products in process and finished goods, net of depreciation and amortization	(31,797)	(31,938)	(49,206)
Cost of sales of goods, without considering depreciation and amortization	393,888	512,874	613,381

Notes to the consolidated financial statements (continued)

(b)	The cost of services is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Electricity and water	668	589	249
Direct labor	371	1,231	2,128
Services provided by third parties	189	331	382
Transport	87	148	50
Insurances	81	163	86
Maintenance and repair	55	186	543
Consumption of materials and supplies	20	497	675
Short-term and low-value lease	6	89	92
Other minor	77	144	113
	1,554	3,378	4,318

22.	Exploration in operating units

This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Beginning balance of finished goods and products in process, net of depreciation and amortization	444	2,837	5,157

Services provided by third parties	20,406	33,591	71,513
Direct labor	3,361	1,747	2,349
Purchase of land	2,162	-	-
Consumption of materials and supplies	1,426	3,712	8,594
Short-term and low-value lease	766	1,186	2,065
Electricity and water	471	905	1,337
Transport	12	71	192
Maintenance and repair	9	10	450
Other minor	283	548	910
Total exploration in operating units	28,896	41,770	87,410
Final balance of products in process and finished goods, net of depreciation and amortization	(1,296)	(444)	(2,837)
	28,044	44,163	89,730

As of December 31, 2020, 2019 and 2018, disbursements of exploration in operating amount to US$28.0 million, US$44.2 million and US$89.7 million, respectively, which are presented in the “Payments to suppliers and third parties, and other net” caption of the consolidated statements of cash flows.

Notes to the consolidated financial statements (continued)

23.	Mining royalties

This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Sindicato minero de Orcopampa S.A., note 29(b)	6,180	4,741	12,122
Royalties paid to the Peruvian State	5,569	8,091	9,266
	11,749	12,832	21,388

24.	Administrative expenses

This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Personnel expenses	34,500	38,566	34,656
Professional fees	10,517	13,924	15,324
Sundry charges	7,766	7,489	3,965
Depreciation and amortization	3,700	3,825	1,295
Board of Directors’ compensation	2,178	2,202	3,252
Software licenses	1,731	1,706	1,824
Subscriptions and quotes	1,405	1,492	1,938
Insurance	1,272	720	645
Communications	973	1,296	1,512
Donations	708	1,030	1,617
Short-term and low-value lease	611	1,011	5,818
Maintenance and repairs	579	953	2,732
Consumption of materials and supplies	393	422	436
Canons and tributes	318	410	388
Transport	255	878	1,212
Travel and mobility	153	373	467
Allowance for expected credit losses, note 7(f)	126	-	18
	67,185	76,297	77,099

Notes to the consolidated financial statements (continued)

25.	Exploration in non-operating areas

This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Services provided by third parties	3,326	3,611	22,764
Personnel expenses	1,705	3,632	4,830
Services provided by third parties	1,538	766	1,211
Lands	420	1,528	1,867
Short-term and low-value lease	327	415	1,524
Consumption of materials and supplies	201	328	1,420
Other minor	958	1,599	2,691
	8,475	11,879	36,307

During 2020, disbursements of exploration in non-operating areas amount to US$8.5 million mainly focused in Emperatriz and general explorations (US$11.9 million in 2019 mainly focused in Yumpag and Marcapunta exploration projects, US$36.3 million during 2018 mainly focused in Yumpag, Marcapunta and Emperatriz exploration projects), which are presented in the “Payments to suppliers and third parties, and other net” caption of the consolidated statements of cash flows.

Notes to the consolidated financial statements (continued)

26.	Other, net
(a)	This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Other income
Sale of supplies and merchandise to third parties	19,581	32,228	46,128
Reversal for impairment of spare parts and supplies, note 8(c)	15,762	11,641	4,665
Sale of services to third parties	5,626	6,415	3,512
Insurance claim recovery (b)	4,381	-	33,735
Revenue from commercial claims	3,800	2,098	-
Sale of assets to third parties	1,356	19,405	3,863
Sale of supplies to related parties, note 30(a)	890	1,259	27
Income from previous years	475	1,311	1,504
Sale of investment in subsidiary	250	-	7,097
Sale of assets to related parties, note 30(a)	-	11	30
Changes in provisions for exploration projects	-	-	2,433
Recovery of expenses from previous years	-	-	81
Income from rental of investment properties	-	-	45
Expiration of allowance for expected credit losses, note 7(f)	-	-	45
Other minor	1,646	2,632	(566)
	53,767	77,000	102,599
Other expenses
Disposal cost of sale of supplies and merchandise to third parties	(26,463)	(33,664)	(57,897)
Provision for impairment of spare parts and supplies, note 8(c)	(17,266)	(15,703)	(11,704)
Direct expenses	(3,311)	(15,992)	(9,867)
Expenses from previous years	(1,402)	(2,240)	(1,831)
Disposal cost of sale of supplies and merchandise to related parties	(1,211)	(2,944)	(257)
Changes in provisions for exploration projects, note 15(b)	(642)	(4,020)	-
Withdrawals and disposals of property, machinery and equipment, note 11(a)	(586)	(2,926)	(6,626)
Net cost of property, machinery and equipment to third parties, note 11(a)	(192)	(4,965)	(626)
Allowance for expected credit losses, note 7(f)	(4)	(25)	(1,334)
Net cost of transfer of investments (c)	-	-	(11,178)
Other minor	-	(9,236)	(2,587)
	(51,077)	(91,715)	(103,907)
	2,690	(14,715)	(1,308)

(b)	For the year 2020, corresponds to the income of the subsidiary El Brocal related to the indemnity for the insurance claim of US$4,381,000 as a result of the insurance compensation for the damage suffered by the fire in the electric motor of the 16x22 Dominium Mill located on the first plant that occurred in August 2019. During the year ended December 31, 2020, the amount was collected.

For the year 2018, corresponds to the indemnity for the insurance claim of the rotor 2 of the 20X30 mill motor occurred in May 2017 of the subsidiary El Brocal. The total compensation for lost profits and consequential damages is US$38,793,000, while the associated costs for mitigation, repair and cost overruns are US$5,058,000, having a net effect on results of US$33,735,000, see note 26. As of December 31 of 2018, El Brocal has received the full amount of compensation from the insurance.

Notes to the consolidated financial statements (continued)

(c)	On April 30, 2018, the Company sold its investment in Buenaventura Ingenieros S.A. for US$7.1 million with a related sale costs of US$11.2 million. The transaction generated a net loss of US$4.1 million.

27.	Finance costs and finance income

(a)	This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Interest on time deposits	1,074	4,971	5,176
Interests on third parties loans	355	460	561
Interests on tax claims	352	16	1,701
Interests on loans to related parties, note 30(a)	114	86	92
Dividends income	-	3,625	-
Other minor	155	517	340
	2,050	9,675	7,870
Financial obligations amortized costs, note 16(f)	361	-	-
Unrealized change of the fair value related to contingent consideration liability (b)	-	-	1,815
Total finance revenues	2,411	9,675	9,685

Notes to the consolidated financial statements (continued)

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Finance costs:
Interest on borrowings	19,249	28,418	31,538
Commission for restructuring financial obligations, note 16	3,929	-	-
Interest on commercial obligations	626	-	-
Settlement of hedging financial instruments, note 32(b)	146	-	-
Tax on financial transactions	107	166	173
Interest on loans	55	1	2
Other minor	37	141	703
	24,149	28,726	32,416

Accretion expense for mine closure, note 15(b)	6,672	10,390	4,982
Unrealized change of the fair value related to contingent consideration liability (b)	5,690	655	-
Accrual of debt issuance costs, note 16(f)	976	2,109	1,024
Accretion expense for leases related to rights in use, nota 16(f)	180	293	-
Other minor	155	-	-
	37,822	42,173	38,422

(b)	Contingent consideration -

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

As of December 31, 2020, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2020 reflects this assumption and changes in metal prices.

Notes to the consolidated financial statements (continued)

(c)	A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Beginning balance	16,410	15,755	17,570

Variation of the fair value in profit and loss	5,690	655	(1,815)

Final balance	22,100	16,410	15,755

Significant unobservable valuation inputs are provided below:

	2020	2019

Annual average of future sales of mineral (US$000)	222,238	190,815
Useful life of mining properties	14	14
Pre-tax discount rate (%)	9.30	10.00

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Notes to the consolidated financial statements (continued)

28.	Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

	As of January 1, 2019	Credit (debit) to consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	Others movements	As of December 31, 2019	Credit (debit) to consolidated statement of profit or loss	Credit (debit) to consolidated statements of other comprehensive income	As of December 31, 2020
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset for income tax
Tax - loss carryforward	105,462	25,866	-	-	131,328	27,185	-	158,513
Difference in depreciation and amortization rates	61,390	(103)	-	-	61,287	2,616	-	63,903
Provision for closure of mining units, net	11,829	3,684	-	-	15,513	(1,313)	-	14,200
Provision for impairment of value of inventory	6,833	661	-	-	7,494	(195)	-	7,299
Contingent consideration liability	4,648	193	-	-	4,841	1,671	-	6,512
Impairment loss of long-lived assets	7,472	576	-	-	8,048	(6,118)	-	1,930
Other minor	9,200	(432)	-	400	9,168	207	-	9,375
	206,834	30,445	-	400	237,679	24,053		261,732
Derivative financial instruments	-	-	-	-	-	-	5,440	5,440
	206,834	30,445	-	400	237,679	24,053	5,440	267,172
Deferred assets for mining royalties and special mining tax	36	(6)	-	-	30	(30)	-	-

Total deferred asset	206,870	30,439	-	400	237,709	24,023	5,440	267,172

Deferred liability for income tax
Effect of translation into U.S. dollars	(61,271)	14,995	-	-	(46,276)	(31,853)	-	(78,129)
Differences in amortization rates for development costs	(65,988)	(3,357)	-	-	(69,345)	4,509	-	(64,836)
Difference in depreciation and amortization rates	(36,468)	(7,539)	-	-	(44,007)	(3,028)	-	(47,035)
Fair value of mining concessions	(12,745)	(238)	-	-	(12,983)	(1,915)	-	(14,898)
Other minors	(22,700)	3,367	-	-	(19,333)	(7,036)	-	(26,369)
	(199,172)	7,228	-	-	(191,944)	(39,323)	-	(231,267)

Derivative financial instruments	(813)	-	813	-	-	-	-	-

Deferred liability for mining royalties and special mining tax	(2)	(166)	-	-	(168)	(206)	-	(374)

Total deferred liability	(199,987)	7,062	813	-	(192,112)	(39,529)	-	(231,641)

Deferred income tax asset, net	6,883	37,501	813	400	45,597	(15,506)	5,440	35,531

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2020	2019
	US$(000)	US$(000)

Deferred income tax asset	73,850	74,556
Deferred income tax liability	(38,319)	(28,959)
	35,531	45,597

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2020, 2019 and 2018:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Income tax expense
Current	(8,446)	(11,851)	(12,433)
Deferred	(15,270)	37,617	(10,029)
	(23,716)	25,766	(22,462)
Mining Royalties and Special Mining Tax
Current	(1,478)	(60)	(4,449)
Deferred	(236)	(116)	32
	(1,714)	(176)	(4,417)

Total income tax	(25,430)	25,590	(26,879)

(d)	Below is a reconciliation of tax expense and the accounting profit (loss) multiplied by the statutory tax rate for the years 2020, 2019 and 2018:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Profit (loss) before income tax	(130,318)	(43,535)	27,033
Profit (loss) for discontinued operations	5,409	(10,514)	(11,808)

Profit (loss) before income tax	(124,909)	(54,049)	15,225

Theoretical gain (loss) for income tax	36,848	15,944	(4,491)

Permanent items and others:
Effect of translation into U.S. dollars	(31,853)	14,995	(15,248)
Non-deductible expenses	(11,789)	(6,877)	(1,095)
Foreign exchange difference of permanent items	(10,524)	(3,081)	(2,371)
Share in the results of associates and joint ventures	(2,808)	14,074	(337)
Unrecognized deferred tax asset	(2,342)	(9,265)	(2,038)
Deferred stripping cost	(2,521)	-	-
Mining royalties and special mining tax	1,273	(24)	3,118
Income tax income (expense)	(23,716)	25,766	(22,462)
Mining Royalties and Special Mining Tax	(1,714)	(176)	(4,417)
Total income tax	(25,430)	25,590	(26,879)

Notes to the consolidated financial statements (continued)

(e)	Related to the investment in associates, the Group has not recognized a deferred income tax asset by US$64.2 million as of December 31, 2020, originated by the difference between the financial and taxable basis of these investments (US$60.4 million as of December 31, 2019). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s Management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

29.	Commitments and contingencies

Commitments

(a)	Environmental -

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

Contingencies

(c)	Legal procedures -

Buenaventura -

The Group is a party in legal procedures that have arisen in the normal course of its activities. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies for the consolidated financial statements.

The possible contingencies amount to US$5.4 million and US$3.0 million as of December 31, 2020 and 2019, respectively. See note 15(a).

Notes to the consolidated financial statements (continued)

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

On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proofs presented by the plaintiff. Yanacocha has answered the claim. Yanacocha cannot reasonably predict the outcome of this litigation. Yanacocha has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

Environmental contingences -

The Peruvian Agency in charge of conducting environmental evaluations and audits is the OEFA, the Environmental Assessment and Enforcement Agency, this institution conducts periodic supervision of the Yanacocha mine. From 2011 to 2020, the OEFA issued notifications of alleged breaches of Yanacocha's environmental standards and environmental management instruments, related to past supervisions. OEFA has resolved identified findings that do not translate into environmental deterioration as a result of some bad practice in the Yanacocha operation. The experience with OEFA, in the case of finding administrative responsibility to Yanacocha, results in a corrective action, in addition to imposing a fine that is calculated by the avoided cost capitalized on the date of issuance of the directorial resolution, multiplied by potential factors of environmental impact. The presumed offenses identified by the OEFA currently range from zero to 3,667 tax units (UIT), each tax unit being equivalent to approximately US$1,210 based on the current exchange rate with a potential fine for matters pending resolution from zero to US$4.45 million. Yanacocha is responding to all notifications of alleged violations, but cannot reasonably predict the outcome of the agency's allegations.

Yanacocha has not established a provision in the financial statements for a loss arising from this contingency, which it does not consider probable.

Notes to the consolidated financial statements (continued)

(d)	Open tax procedures –

Buenaventura –

-	During 2012 and 2014, the Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) reviewed the income tax for 2007 and 2008. As a result, SUNAT does not recognize tax declared deductions by S/1,056,310,000 (equivalent to US$291,476,000) in the year 2007 and S/1,530,985,000 (equivalent to US$422,457,000) for the year 2008. The main unrecognized deduction is the payment made for the removal of the price component of its commercial contracts of gold. In the opinion of management and its legal counsel, the objections are unfounded so Buenaventura should get a favorable result in the initiated claim process.

In November 2018, the Tax Court resolved the appeal proceedings not recognizing the contracts of physical deliveries and the contractual obligation and considers that the payments correspond to an advance financial settlement of Contracts of Derivative Financial Instruments and that the Company would not have accredited the purpose of hedge and the risks covered. The Company's Management with the support of its legal advisers initiated various administrative and judicial actions to present their arguments and defend their rights.

On November 10, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT corresponding to 2007 and 2008. With this ruling, on November 13, 2020, SUNAT notified the Company of the start of the compulsory collection of such taxes for S/1,567,297,000 (equivalent to US$432,477,000), composed of S/192,049,000 (equivalent to US$52,994,000) of income tax and S/1,375,248,000 (equivalent to US$379,483,000) of interest and penalties.

The Company made payments under protest during the months of November and December 2020 for S/72,065,000 (equivalent to US$19,918,000), which are recorded in the caption “Trade and other accounts receivable, net”, note 7(g). Based on the opinion of legal advisors who indicate that there are elements to obtain favorable results in the legal proceedings initiated.

The Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/1,505,948,000 (equivalent to US$415,549,000), for which has been delivered, as a guarantee, letters of guarantee for the total debt plus 5% according to the tax requests for a total of S/1,580,126,000 (equivalent to US$436,017,000). The application was approved by SUNAT on January 5, 2021 and payments will begin to be made from July 2021.

Notes to the consolidated financial statements (continued)

On December 19, 2018, the Company and its sponsoring attorneys have filed contentious administrative lawsuits before the Judiciary regarding the controversy of taxable years 2007 and 2008.

On December 30, 2020, the Company was notified that the claim corresponding to fiscal year 2007 has been declared unfounded by the Nineteenth Administrative Litigation Court with a Subspecialty in Tax and Customs Issues. On January 11, 2021, the Company and its sponsoring attorneys have filed an appeal against said judgment, which will be submitted to the Superior Court.

The lawsuit referring to fiscal year 2008 is pending resolution in the Twenty-Second Administrative Litigation Court.

In January 2019, the Company and its sponsoring attorneys submitted the requests for precautionary measures in order to suspend the collection actions of the tax debt for the 2007 and 2008 fiscal years.

In August 2019, the Company was notified of the resolution that decided to reject the precautionary request referring to fiscal year 2007. In December 2019, a new request for precautionary measure was presented that has been rejected by the Nineteenth Administrative Litigation Court with Subspecialty in Tax and Customs Issues, which has been appealed and is pending resolution in the Superior Court.

In April 2019, the Twenty-Second Administrative Litigation Court with a Subspecialty in Tax and Customs Issues required the Company to offer an injunction for 60% of the tax debt for fiscal year 2008. In compliance with said mandate, the Company delivered the letter of guarantee for S/511,030,000 (equivalent to US$141,013,000) with a validity of twelve months, until April 2020. In October 2020, the Company was notified of the resolution that resolved to reject the precautionary request referring to fiscal year 2008 and the letter of guarantee delivered has been without effect and will be returned to the Company.

In December 2019, a new request for a precautionary measure was submitted to the Twenty-Second Administrative Litigation Court with a Subspecialty in Tax and Customs Issues in order to suspend collection actions for 2008. Said Court has required the Company to offer Precautionary for 60% of the tax debt, updated as of January 31, 2020, of S/892,682,000 (equivalent to US$246,325,000). In compliance with said mandate, the Company has delivered the letter of guarantee for S/535,609,000 (equivalent to US$147,795,000) with a validity of twelve months, until July 2021. To date, the said precautionary request is pending resolution.

-	During 2015, SUNAT reviewed the income tax of 2009 and 2010. As a result, they did not recognize Buenaventura declared tax deductions by S/76,023,000 (equivalent to US$20,978,000) and the compensation of tax losses for S/561,758,000 (equivalent to US$155,010,000). The main unrecognized deductions by Buenaventura are: the non-deductibility of bonuses paid to contractors, a provision of doubtful accounts not accepted as an expense and income unduly deducted. In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process.

Notes to the consolidated financial statements (continued)

In December 2018, the Tax Court resolved the appeal files confirming reparations for S/70,277,000 (equivalent to US$19,378,000) related to the provision for collection of doubtful debts as an expense and unfounded income unduly deducted. To date, the Company's Management, with the support of its legal advisors, has initiated administrative and judicial actions to present its arguments and make its rights prevail.

In December 2019, SUNAT initiated actions of forced collection of interest and fines for the reliquidation that it has made of prepayments from January to December 2009 and January to February 2010. These are based on the 2007 and 2008 annual tax fiscal years, which were recalculated by SUNAT with the objections mentioned in the first and second paragraphs and which are questioned in the judicial process. On December 20, 2019, SUNAT executed the forced collection of debt amounting to S/120,262,000 (equivalent to US$33,240,000). In opinion of the legal advisors of the Company, favorable results should be obtained in the judicial process that has been initiated, therefore an account receivable have been recognized in the heading “Trade and other accounts receivable, net”, see note 7(g).

On December 4, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT for the year 2010. With this ruling, on December 11, 2020, SUNAT has notified the Company of the initiation of the compulsory collection of the taxes for fiscal year 2010 for S/340,074,000 (equivalent to US$93,839,000).

The Company made payments under dispute in December 2020 for S/1,800,000 (equivalent to US$498,000) which are recorded in the caption “Trade and other receivables, net”, see note 7(g). Based on the opinion of the legal advisers who point out that there are elements to obtain a favorable result in the judicial process initiated.

On January 5, 2021, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/339,928,000 (equivalent to US$93,799,000), for which has been delivered, as a guarantee, letters of guarantee for the total debt plus 5% according to the tax requests for a total of S/357,944,000 (equivalent to US$98,770,000). The application was approved by SUNAT on January 14, 2021 and payments will begin to be made from July 2021.

On December 14, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT for fiscal year 2009. With this ruling, on December 17, 2020, SUNAT notified the Company of the initiation of the compulsory collection of the debt for fiscal year 2009 for S/202,614,000 (equivalent to US$55,909,000).

The Company made payments under protest in January 2021 for S/18,807,000 (equivalent to US$5,190,000) which will be recorded in the caption “Trade and other receivables, net”. Based on the opinion of the legal advisers who point out that there are elements to obtain a favorable result in the judicial process initiated.

Notes to the consolidated financial statements (continued)

On January 14, 2021, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/184,922,000 (equivalent to US$51,027,000) for which has been delivered, as a guarantee, letters of guarantee for the total debt plus 5% according to the tax requests for a total of S/194,398,000 (equivalent to US$53,642,000). The application has been approved by SUNAT on January 28, 2021 and payments will begin to be made from July 2021.

On March 5, 2019, the Company and its sponsoring attorneys have filed contentious-administrative lawsuits before the Judiciary regarding taxable years 2009 and 2010.

The lawsuit referring to the 2009 taxable year is pending resolution in the Twenty-Second Administrative Litigation Court.

On November 1, 2020, the Company was notified that the lawsuit corresponding to fiscal year 2010 filed before the Nineteenth Administrative Litigation Court with a Subspecialty in Tax and Customs Issues has been declared founded in relation to the unsupported income unduly deducted from taxable income. On November 9, 2020, the Company and its sponsoring attorneys filed a partial appeal against said judgment, which has been submitted to the Superior Court.

On January 7, 2021, the Company was notified with the second instance judgment, issued by the Sixth Superior Chamber declaring the first instance judgment null ordering the Court to issue a new judgment. On January 21, 2021, the Company and its sponsoring lawyers have presented the Appeal for Cassation that must be raised to the Supreme Court.

In April 2019, the Company and its sponsoring attorneys submitted the requests for precautionary measures in order to suspend the collection actions for the tax debt for the 2009 and 2010 fiscal years.

In May 2019, the Twenty-Second Administrative Litigation Court with a Subspecialty in Tax and Customs Issues required the Company to offer an injunction for 60% of the tax debt for fiscal year 2009. In compliance, the Company delivered the letter of guarantee for S/171,791,000 (equivalent to US$47,404,000) with a validity of twelve months, until May 2020. Said letter has been renewed with a new letter for 60% of the tax debt for fiscal year 2009, updated as of May 14, 2020, from S/196,485,000 (equivalent to US$54,218,000) with a guarantee letter of S/117,891,000 (equivalent to US$32,531,000) valid until May 2021. To date, the precautionary request is pending resolution.

In August 2020, the Company was notified of the judicial resolution that decided to reject the precautionary request related to the tax debt for 2010.

Notes to the consolidated financial statements (continued)

-	During the year 2018, SUNAT has audited the income tax declaration for 2014. As a result of this audit, SUNAT does not recognize the Company deductions declared for S/94,898,000 (equivalent to US$26,186,000). The main disagreements are related to the non-deductibility of bonus paid to contractors, which also affects the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT. In the opinion of the Management and its legal advisors, these repairs are not supported, so that a favorable result in the claim process that they have initiated will be obtained.

On November 12, 2020, the Tax Court (last administrative instance) resolved the appeal, declaring founded, in part, the repair of bonds by contractors and confirming the no recognition of compensation for tax losses. The Company's Management with the support of its legal advisors are initiating administrative and judicial actions to present their arguments and make their rights prevail. As of December 31, 2020, the total possible contingencies related to this audit amount to S/43,462,000 (equivalent to US$11,993,000).

-	During the year 2019, SUNAT reviewed the income tax of the year 2013. As a result, SUNAT did not recognize Buenaventura declared tax deductions by S/148,730,000 (equivalent to US$41,040,000). The main unrecognized deductions by Buenaventura are the non-deductibility of bonuses paid to contractors, the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT. In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process. As of December 31, 2020, the total possible contingencies related to these audits amount to S/65,751,000 (equivalent to US$18,143,000).

-	During the year 2019, SUNAT reviewed the income tax of the year 2014. As a result, SUNAT did not recognize Buenaventura declared tax deductions related to the non-deductibility of bonus paid to contractors for S/2,067,000 (equivalent to US$570,000). In the opinion of Management and its legal counsel, Buenaventura should get a favorable result in the initiated claim process.

Notes to the consolidated financial statements (continued)

On November 17, 2020, SUNAT has resolved the claim appeal, confirming the objections made in the inspection process. The Company has paid the tax debt for S/4,744,000 (equivalent to US$1,311,000) to take advantage of the gradualness in the amount of the fines and has been recorded in the caption “Trade and other accounts receivable, net ”, see note 7(g), based on the opinion of the legal advisors who indicate that there are arguments to obtain a favorable result in the appeal process that has been initiated before the Tax Court.

The Company's Management and its legal advisors are of the opinion that the results of the procedures in the various instances will be favorable to the Company, which is why they consider that it is not necessary to recognize any provision for these contingencies.

Subsidiaries –

Sociedad Minera El Brocal S.A.A. -

-	On May 30, 2014, SUNAT issued tax and fines assessments for the 2011 income tax of El Brocal. They do not recognize the deduction of the loss in derivative financial instruments, the expense in mining royalties and the expenses of feeding of third parties Within the terms of law, El Brocal filed an appeal that is pending resolution to date. It should be noted that on June 18, 2014, El Brocal decided to pay under protest the income tax assessment by S/8,333,000 (equivalent to US$2,303,000) so it can have access to a discount benefit of the fine. This payment has been recorded as part of account receivables in the caption “Trade and other accounts receivable, net”, see note 7(g).

-	On January 8, 2015, SUNAT notified to the subsidiary El Brocal a tax assessment for the 2012 income tax, which was claimed by the subsidiary and rejected by SUNAT. In addition, SUNAT notified a tax assessment for income tax pre-payments from January to December 2012, which amounts to S/4,030,000 (equivalent to US$1,112,000). El Brocal has filed an appeal to the Tax Court, which is pending resolution.

-	On June 14, 2017, SUNAT notified El Brocal determinations and fine resolutions as a result of the inspection procedure initiated by the 2013 income tax where the balances in favor and the taxable tax loss are repaired. These resolutions were claimed without favorable results. On January 24, 2018, El Brocal filed the appeal before the Tax Court.

-	On May 13, 2019, the Tax Court notified El Brocal through Resolution No. 3062-3-2019 that accumulated the appeal files of the taxable years 2011, 2012 and 2013; and resolves to nullify the repair of the expense for food and confirms the observations related to the loss by derivative financial instruments and the expense of the payment in mining royalties of the 2011 fiscal year and its incidence in the 2012 and 2013 fiscal years.

As a result of the resolution, the Tax Administration has notified compliance resolutions by relieving income tax and the effects on payments on account for the years 2011, 2012 and 2013. The Brocal has filed an appeal to the Tax Court.

Notes to the consolidated financial statements (continued)

On August 9, 2019, El Brocal filed an administrative contentious lawsuit against the decision of the Tax Court since El Brocal had credited with reliable documentation the basis for the observations on the loss in derivative financial instruments and mining royalties.

As of December 31, 2020, the possible contingencies held by El Brocal amount to S/5,220,000 (equivalent to US$1,445,000).

El Brocal's legal advisors believe that the outcome of these proceedings will be favorable and therefore, it is not necessary to recognize a provision for these contingencies.

During the year 2019, SUNAT has reviewed the income tax statement for the year 2015. As a result of this review, SUNAT has verified on December 31, 2019 the determination and fine resolutions where it questions the depreciation rate of two tailings and the deduction of the development costs of Smelter Project for a total S/13,930,000 (equivalent to US$3,844,000) determining a debt of S/3,412,000 (equivalent to US$942,000). The Management of El Brocal and its legal advisors considered that the reparations are not supported by what they have started the claim process.

On January 27, 2020, El Brocal has canceled the fine resolution with the resolution to benefit from the reduction of the fine. The amount disbursed of S/1,456,000 (equivalent to US$402,000) has been recorded in the caption “Trade and other accounts receivable, net ”, see note 7(g).

On December 18, 2020, SUNAT has resolved the claim resource, leaving without effect the observation referred to the deduction of the development costs of the Tajo Smelter Project and has confirmed the repair for the depreciation of the tailings for S/6,108,000 (equivalent to US$1,661,000). The Management of El Brocal and its legal advisors consider that the objection has no basis, so on January 12, 2021 they have started the appeal process before the Tax Court.

During 2020, SUNAT has reviewed the income tax return for the year 2014. As a consequence of this review, SUNAT has notified on December 30, 2020 the Determination Resolutions and the Fine where it questions the depreciation rate of two tailings dams, the deduction of the development costs of the Tajo Smelter Project and operating expenses for a total of S/16,582,000 (equivalent to US$4,576,000) determining a debt of S/10,902,000 (equivalent to US$3,008,000). El Brocal's management and its legal advisors consider that the objections have no basis, so they are starting the claim process.

On January 7, 2021, El Brocal has canceled the tax debt in order to benefit from the reduction of the fine. The amount disbursed of S/7,871,000 (equivalent to US$2,172,000) has been recorded in the caption “Trade and other accounts receivable, net ”, see note 7(g).

Minera La Zanja S.R.L. -

During the years 2016, 2017 and 2018, SUNAT audited the income tax for the years 2013 and 2015; as a result, SUNAT does not recognize deductions payments of profit sharing of ceased workers, payments for police protection, balance of profit sharing and the difference in exchange referred to provision of closure of mining unit. On November 20, 2020, the Tax Court has confirmed the repair of the profit sharing and the difference in exchange. The possible contingencies for these unrecognized deductions amount to S/3,185,000 (equivalent to US$879,000) as of December 31, 2020 (S/2,952,000 equivalent to US$815,000 as of December 31, 2019). In Management´s opinion and its legal advisors, this interpretation is not supported and La Zanja would obtain a favorable result in the claim process that will begin in February 2021.

Notes to the consolidated financial statements (continued)

Empresa de Generación Huanza S.A. -

During 2015, SUNAT audited the 2014 income tax of the subsidiary Huanza. As a result, a portion of the depreciation of its fixed assets is not recognized for S/27,532,000 (equivalent to US$7,597,000). The possible contingency amounts to S/7,532,000 (equivalent to US$2,080,000) as of December 31, 2020 (S/6,999,000 equivalent to US$2,071,000 as of December 31, 2019). In the opinion of Huanza´ Management and its legal advisors, this interpretation has no basis and therefore, Huanza would obtain a favorable result in the appeal process that has begun.

Río Seco S.A.-

The Customs Division of the SUNAT has determined an alleged omission in the payment of the General Sales Tax of S/1,815,000 (equivalent to US$501,000) in an import made in 2012 of certain equipment for the construction of the industrial plant. SUNAT supported its position that Rio Seco should have included the amount of the consideration paid by Río Seco for the engineering services provided by its suppliers abroad in the customs value. In the opinion of Management and its legal advisors, this observation is not substantiated and a favorable ruling should be obtained in the complaint and appeal process.

On March 13, 2019, the Tax Court notified Resolution No. 0844-A-2019 that confirmed the observation of the Tax Administration.

On May 17, 2019, SUNAT initiated the coercive collection actions of the tax debt. Río Seco initiated several administrative and judicial actions to suspend the collection, without favorable results. During July to September 2019, Tax Administration has executed the forced collection of the tax debt amounting to S/11,153,000 (equivalent to US$3,279,000). In the opinion of the legal advisors of Río Seco, a favorable result should be obtained in the judicial process that has been initiated, so that said collection has been recorded in the heading “Trade and other receivables, net”, see note 7(g).

On June 13, 2019, Rio Seco has filed an administrative contentious lawsuit against the Tax Court's Resolution so that the Judicial Power declares its nullity and ignore the Tax Administration's objection.

Other subsidiaries -

In addition, SUNAT has issued tax assessments as a result of the audit of income taxes of other subsidiaries for S/9,485,000 (equivalent to US$2,617,000). In the opinion of the Management and its legal advisors, the assessments are of possible occurrence; however, the subsidiaries expect to obtain a favorable outcome in the appeal processes initiated.

Associates-

Cerro Verde -

Mining Royalties

Notes to the consolidated financial statements (continued)

On June 23, 2004, Law N ° 28528 - Law of Mining Royalty was approved by which the owners of the mining concessions had to be paid, as financial compensation for the exploitation of metallic and non-metallic mineral resources, a mining royalty that was determined applying rates that change between 1% and 3% on the value of the concentrate or its equivalent, according to the price quotation of the international market published by the Ministry of Energy and Mines. Based on the contract of the guarantee signed in 1998, Cerro Verde determined that the payment of mining royalties was not applicable, because it was the contribution after the signing of the contract of the Law of Conquest of the Peruvian Government. However, under the terms of its new guarantee contract, which became effective on January 1, 2014, Cerro Verde began to pay mining royalties and special mining tax for all its production based on Law No. 29788, which it is calculated on the operating profit with rates that fluctuate between 1% and 12%. The amount to be paid for the mining royalty will be the highest amount that results from comparing the result of applying on the quarterly operating profit (the rate is established based on the operating margin for the quarter) or one percent (1%) of revenues generated by sales made in the calendar quarter.

SUNAT has assessed mining royalties on materials processed by Cerro Verde´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. Cerro Verde contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as Cerro Verde began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

Since 2017, Cerro Verde has recorded charges for S/2.8 billion (approximately US$771.2 million at closing exchange rate as of December 31, 2020, including interest, deferral interest and penalties for US$496.5 million) related to the tax observations for mining royalties and special tax on mining for the period December 2006 to December 2013. Since 2014, Cerro Verde has been paying these disputed assessments for the period from December 2006 to December 2013 through fractionation programs (granted through a schedule equivalent to 66 installments monthly), all under protest. As of December 31, 2020, Cerro Verde has made payments for fractionation for a total of S/1.6 billion (equivalent to US$476.7 million based on the exchange rate on the payment date and US$435.2 million based on the closing exchange rate at the December 31, 2020).

On July 13, 2020, Cerro Verde requested acceptance of the deferral payment, approved by Legislative Decree No. 1487 that includes an interest rate reduction by the debts administered by SUNAT related to the current installments of the Special Mining Tax for the period October 2011 until December 2013. The request considers six months deferral and thirty installments. This application was approved by SUNAT in August 2020.

On February 2020, Cerro Verde filed arbitration proceedings to International Centre for Settlement of Investment Disputes (CIADI).

Notes to the consolidated financial statements (continued)

Other assessments received from SUNAT

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty), including penalties and interest. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

	Taxes	Penalty and interest	Total
Year	US$(000)	US$(000)	US$(000)

2003 - 2005	8,780	39,700	48,480
2006	11,206	51,769	62,975
2007	12,821	21,177	33,998
2008	16,906	16,859	33,765
2009	56,000	51,606	107,606
2010	53,700	117,880	171,580
2011	41,063	67,932	108,995
2012	869	9,477	10,346
2013	48,401	65,902	114,303
2014 - 2020	44,864	-	44,864

	294,610	442,302	736,912

As of December 31, 2019, Cerro Verde has paid US$432.7 million from which US$190.5 million which are included in the financial statements of Cerro Verde, for these file objections. Cerro Verde considers will be recovered.

Yanacocha -

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

Tax Dispute related to the amortization of the contractual rights -

In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the Tax Court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the Tax Court in favor of Yanacocha. However, in November, 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge was selected to issue a decision and the parties conducted oral arguments in April 2019. In early February 2020, the additional judge ruled in favor of the tax authority, finalizing a decision of the Peru Supreme Court against Yanacocha. Yanacocha will file an action objecting to the fines and interest associated with the underlying decision of the Peru Supreme Court. As a result of the resolution, during 2019 Yanacocha recorded a liability for said process for tax payable of US$8 million and it additionally recorded interest and penalties for US$16.8 million and US$4 million, respectively. The potential liability in this matter is in the form of fines and interest in an amount up to US$61 million. In addition, during 2020, Yanacocha registered an amount of US$2.1 million related to workers participation related to this resolution. It is not possible to fully predict the outcome of this litigation.

Notes to the consolidated financial statements (continued)

(e)	Letters of credit –

Letters of credit with financial entities -

With the objective that Buenaventura can benefit from the fractionation with respect to its tax debt, Buenaventura delivered letters of guarantee for S/1,780,126,238 (equivalent to US$491.0 million) as of December 31, 2020 issued by financial entities. Likewise, in order to guarantee the obligations, Buenaventura granted in favor of the financial entities the following guarantees:

(i)	Security interest on the 68,556,629 shares owned by Buenaventura in Sociedad Minera Cerro Verde S.A.A. that represent the totality of its participation as well as the shares that Buenaventura acquires or receives in the future from said company.

(ii)	Security interest on the 558,044,001 indirectly owned shares of Buenaventura - through Compañía Minera Condesa S.A. - in Minera Yanacocha S.R.L., which represent the totality of its participation, as well as on the shares that Condesa acquires or receives in the future of said society.

(iii)	Security interest on one share owned by Buenaventura in Empresa de Generación Huanza S.A., and on 186,413,288 shares owned by Consorcio Energético de Huancavelica S.A. in Empresa de Generación Huanza S.A., which represent all of Buenaventura's direct and indirect participation in said company, as well as the shares that Buenaventura and Consorcio Energético de Huancavelica S.A. acquire or receive in the future from said company.

(iv)	Security interest on 4,965,941 shares owned by Buenaventura in Sociedad Minera El Brocal S.A.A., and on 90,846,185 shares owned by Inversiones Colquijirca S.A. in Sociedad Minera El Brocal S.A.A., which represent all of Buenaventura's direct and indirect participation in said company, as well as the shares that Buenaventura e Inversiones Colquijirca S.A. acquire or receive in the future from said company.

Notes to the consolidated financial statements (continued)

(v)	Security interest on 21,130,260 shares currently held by Compañía Minera Condesa S.A. in Buenaventura, as well as on the shares that Buenaventura may issue in the future in the name of Compañía Minera Condesa S.A.

(vi)	Corporate guarantee subject to New York law, granted by the following Buenaventura group companies, which are also guarantors under the Syndicated Loan: Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A.

In addition to complying with the payment of the tax debt in accordance with the fractionation, Buenaventura assumes within the agreement with the financial entities (“secured creditors”) the following specific obligations:

-	Not to incur, or allow any of its subsidiaries to incur, additional financial debt or grant additional liens on its assets or those of its subsidiaries except for (i) those guarantees that must be established by legal mandate, (ii) loans between Buenaventura and its subsidiaries up to a sum that, together, does not exceed US$50 million, and provided that with respect to them a subordination agreement to the guaranteed obligations is entered into, on terms satisfactory to the secured creditors, and (iii) for what is regulated in the guarantee letter contracts. For the purposes of this obligation, a financial debt shall be understood to be any payment obligation with financial or capital market institutions, as well as any other payment obligation that accrues interest.

Notes to the consolidated financial statements (continued)

-	To allocate any dividend, profit or income that Buenaventura receives as a result of the shares and participations affected with the guarantees exclusively to the attention of the development of its ordinary operating activities according to the line of its business, to the payment of its current debts with the tax administration and / or to the amortization of the debts that Buenaventura has with financial entities.

-	Maintain a minimum coverage ratio of 1.6x reported on a quarterly basis. The coverage ratio is defined as the quotient that results from dividing the value of the guarantees by the guaranteed debt.

Additionally, letters of guarantee were established for S/653.5 million (equivalent to US$180.3 million) in order to guarantee the payment of the tax debt for tax years 2008 and 2009 in the event of obtaining precautionary measures by the Judicial Power and while the contentious administrative claims on the merits.

Letters of credit with regional governments and others -

In addition to the guarantee letters related to the plans for the closure of mines and projects, mentioned in the note 15(b), The Group maintains letters of credit with regional governments and others for US$852,000 as of December 31, 2020 (US$361,000 as of December 31, 2019).

Notes to the consolidated financial statements (continued)

30.	Transactions with related companies

(a)	The Group has carried out the following transactions with its related companies in the years 2020, 2019 and 2018:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Associates -
Revenues from:
Royalties	18,638	22,297	20,385
Energy	3,173	3,181	3,002
Supplies, note 26(a)	890	1,259	27
Mineral	211	683	1,321
Mining concessions, property, plant and equipment, note 26(a)	-	11	30

Purchase of:
Supplies	55	9	44

Services rendered to:
Administrative and Management services	672	359	214
Services of energy transmission	320	287	393
Operation and maintenance services related to energy transmission	280	287	290
Constructions services	72	4	-
Engineering services	-	-	348

Dividends received and collected from:
Compañía Minera Coimolache S.A.	3,649	4,011	7,623
Sociedad Minera Cerro Verde S.A.A.	-	29,377	39,169

Joint Venture -
Interest income:
Transportadora Callao S.A., note 27(a)	114	86	92

Non-controlling shareholders -
Dividends paid to:
Newmont Peru Limited - Sucursal del Perú	5,140	6,500	5,560

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2020	2019
	US$(000)	US$(000)
Trade and other receivables, note 7(a)
Minera Yanacocha S.R.L.	5,604	5,920
Compañía Minera Coimolache S.A.	469	327
	6,073	6,247
Other receivables, note 7(a)
Transportadora Callao S.A.	2,035	1,951
Compañía Minera Coimolache S.A.	277	1,016
	2,312	2,967
	8,385	9,214

Trade and other payables, note 14(a)
Compañía Minera Coimolache S.A.	141	27
Sociedad Minera Cerro Verde S.A.A.	-	2
	141	29
Other payables, note 14(a)
Compañía Minera Coimolache S.A.	292	-
Other minor	36	51
	328	51

For the year ended December 31, 2020, 2019 and 2018, there is no allowance for expected credit losses related to related parties accounts.

(c)	S.M.R.L. Chaupiloma Dos de Cajamarca -

In accordance with mining lease, amended and effective on January 1, 1994, Minera Yanacocha S.R.L. pays the Group a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

(d)	Key officers -

As of December 31, 2020 and 2019, loans to employees, directors and key personnel amounts to US$7,000 and US$31,000, respectively, are paid monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its Subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years 2020 and 2019 are presented below:

	2020	2019
	US$(000)	US$(000)

Accounts payable:
Directors’ remuneration	1,797	1,746
Salaries	856	1,020
Bonus to officers	5,828	6,205
Total	8,481	8,971

Disbursements:
Salaries	11,586	12,690
Directors’ compensations	1,797	1,746
Total	13,383	14,436

(e)	The account receivable from Consorcio Transportadora Callao corresponds to the disbursements made between 2011 and 2013 by the subsidiary El Brocal in order to participate in the joint venture (see note 10(c)). This account receivable generates interest at an annual rate of 6.25 percent plus LIBOR at 3 months and it is estimated that it will be collected from the year 2023.

31.	Disclosure of information on segments

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

Corporate information mainly includes the following:

Notes to the consolidated financial statements (continued)

In the segment information of profit or loss -

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

In the segment information of consolidated statements of profit or loss –

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

Refer to Note 20(a) to the consolidated financial statements for disclosures related to revenues from external customers for each product and service, and revenues from external customers attributed to Peru and foreign countries. Revenue information is based on the locations of customers.

Refer to note 20(d) to the consolidated financial statements for information about major customers (representing more than 10 percent of the Group’s revenues). All non-current assets are located in Peru.

Notes to the consolidated financial statements (continued)

														Equity accounted investees
	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Tinka Resources Ltd.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2020 Results:
Continuing operations
Sales:
Sale of goods	90,420	77,825	32,034	142,833	255,275	33,033	-	-	-	-	-	36,541	-	592,394	2,538,593	203,163	-	4,002,111	(3,364,492)	637,619
Sale of Services	-	-	-	-	-	-	-	48,254	14,753	-	607	15,335	-	27,768	-	-	-	106,717	(86,432)	20,285
Royalty income	-	-	-	-	-	-	-	-	-	18,638	-	-	-	-	-	-	-	18,638	-	18,638
Total operating income	90,420	77,825	32,034	142,833	255,275	33,033	-	48,254	14,753	18,638	607	51,876	-	620,162	2,538,593	203,163	-	4,127,466	(3,450,924)	676,542

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(100,097)	(37,139)	(16,679)	(64,107)	(170,148)	(31,978)	-	-	-	-	-	(38,607)	-	(666,456)	(1,809,255)	(148,122)	-	(3,082,588)	2,688,700	(393,888)
Unabsorbed cost due to production stoppage	(9,630)	(3,849)	(5,167)	(822)	(10,216)	(203)	-	-	-	-	-	(597)	-	(1,247)	-	-	-	(31,731)	3,973	(27,758)
Cost of services, excluding depreciation and amortization	-	-	-	-	-	-	-	(17,868)	-	-	-	(5,075)	-	-	-	-	-	(22,943)	21,389	(1,554)
Depreciation and amortization	(16,752)	(8,102)	(6,412)	(72,714)	(59,433)	(6,595)	-	(9,347)	-	-	-	(10,876)	-	-	-	-	-	(190,231)	611	(189,620)
Exploration in operating units	(6,731)	(5,198)	(3,167)	(7,157)	(5,790)	(1)	-	-	-	-	-	-	-	-	-	-	-	(28,044)	-	(28,044)
Mining royalties	(1,068)	(6,943)	(278)	(1,228)	(1,902)	(330)	-	-	-	-	-	-	-	-	-	-	-	(11,749)	-	(11,749)
Total operating costs	(134,278)	(61,231)	(31,703)	(146,028)	(247,489)	(39,107)	-	(27,215)	-	-	-	(55,155)	-	(667,703)	(1,809,255)	(148,122)	-	(3,367,286)	2,714,673	(652,613)
Gross profit (loss)	(43,858)	16,594	331	(3,195)	7,786	(6,074)	-	21,039	14,753	18,638	607	(3,279)		(47,541)	729,338	55,041	-	760,180	(736,251)	23,929

Operating expenses, net
Administrative expenses	(9,140)	(7,948)	(3,288)	(14,548)	(7,536)	(2,434)	(1,649)	(2,863)	(10,939)	(112)	(398)	(1,498)	(5,965)	(1,227)	-	(4,043)	(2,311)	(75,899)	8,714	(67,185)
Selling expenses	(3,806)	(436)	(438)	(3,862)	(9,070)	(104)	-	(784)	-	-	-	(687)	-	(1,922)	(97,680)	(1,290)	-	(120,079)	101,546	(18,533)
Write –off of stripping activity asset	-	-	-	-	(11,633)	-	-	-	-	-	-	-	-	-	-	-	-	(11,633)	-	(11,633)
Exploration in non-operating areas	(27)	-	-	-	(86)	(4,769)	-	-	-	-	-	-	(3,623)	-	-	-	-	(8,505)	30	(8,475)
Reversal of contingent and others	28	(322)	(195)	10	(1,145)	173	33	501	-	-	-	9	(3,242)	-	-	-	-	(4,150)	-	(4,150)
Impairment recovery (loss) of long-lived assets	-	-	2,083	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,083	-	2,083
Other, net	2,776	(1,922)	(212)	(1,376)	4,547	(712)	(593)	796	-	63	(10)	989	1,186	(34,322)	(32,327)	188	-	(60,929)	63,619	2,690
Total operating expenses, net	(10,169)	(10,628)	(2,050)	(19,776)	(24,923)	(7,846)	(2,209)	(2,350)	(10,939)	(49)	(408)	(1,187)	(11,644)	(37,471)	(130,007)	(5,145)	(2,311)	(279,112)	173,909	(105,203)

Operating profit (loss)	(54,027)	5,966	(1,719)	(22,971)	(17,137)	(13,920)	(2,209)	18,689	3,814	18,589	199	(4,466)	(11,644)	(85,012)	599,331	49,896	(2,311)	481,068	(562,342)	(81,274)

Finance income	-	-	-	-	257	780	1	1,622	27	9	-	38	1,405	8,100	2,350	411	-	15,000	(12,589)	2,411
Finance costs	(268)	(913)	(636)	(390)	(9,175)	(1,484)	(387)	(4,690)	(55)	(2)	(1)	(175)	(21,322)	(36,699)	(142,675)	(2,532)	-	(221,404)	183,582	(37,822)
Share in the results of associates and joint venture	-	-	-	-	(253)	-	-	4,331	-	-	(67,018)	-	(28,861)	-	-	-	-	(91,801)	82,284	(9,517)
Net loss from currency exchange difference	(72)	126	78	130	(404)	(306)	(808)	(402)	65	(49)	91	(984)	(1,576)	1,180	52,464	(1,267)	-	48,266	(52,382)	(4,116)

Profit (loss) before income tax	(54,367)	5,179	(2,277)	(23,231)	(26,712)	(14,930)	(3,403)	19,550	3,851	18,547	(66,729)	(5,587)	(61,998)	(112,431)	511,470	46,508	(2,311)	231,129	(361,447)	(130,318)

Current income tax	(60)	(55)	(16)	(93)	(1,483)	(17)	-	(780)	(1,475)	(5,543)	(177)	(171)	-	(53,018)	(236,926)	(24,801)	-	(324,615)	314,691	(9,924)
Deferred income tax	-	-	-	-	(3,346)	235	-	(9,388)	172	-	-	(347)	(2,888)	-	-	1,079	-	(14,483)	(1,023)	(15,506)
Profit (loss) from continuing operations	(54,427)	5,124	(2,293)	(23,324)	(31,541)	(14,712)	(3,403)	9,382	2,548	13,004	(66,906)	(6,105)	(64,886)	(165,449)	274,544	22,786	(2,311)	(107,969)	(47,779)	(155,748)

Net profit (loss) from discontinued operations																				5,409

Loss for the year																				(150,339)
Total assets	145,287	47,855	45,999	329,384	720,150	134,562	425,731	357,830	15,932	6,813	362,419	90,337	2,343010	2,313,438	7,767,459	418,966	64,539	15,589,711	(11,610,094)	3,979,617
Total liabilities	62,024	46,787	34,431	38,923	366,705	78,916	22,695	166,396	5,569	2,694	340	13,025	410,197	1,989,052	2,132,131	150,463	876	5,521,224	(4,341,464)	1,179,760

Other segment information
Investment in associates and joint ventures	-	-	-	-	2,374	-	-	94,117	-	-	159,529	-	2,040,598	-	-	-	-	2,296,618	(807,843)	1,488,775
Capital Expenditures	10,443	1,064	1,059	3,531	23,955	825	24,648	371	106	-	-	4,611	933	-	-	-	-	71,546	-	71,546
Changes in estimates of mine closures plans	11,745	5,042	771	1,186	2,437	9,569	808	-	-	-	-	-	-	-	-	-	-	31,558	-	31,558
Fair value for contingent consideration liability	-	-	-	-	-	-	-	-	-	-	-	-	(5,690)	-	-	-	-	(5,690)	-	(5,690)
Accounts receivable from sale of assets	-	-	-	-	-	-	-	-	-	-	-	-	8,233	-	-	-	-	8,233	-	8,233

Notes to the consolidated financial statements (continued)

														Equity accounted investees
	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2019 Results:
Continuing operations

Sales:
Sale of goods	186,016	58,902	40,082	188,175	299,252	43,520	-	-	-	-	-	6,046	-	734,526	2,896,894	241,173	4,694,586	(3,872,656)	821,930
Sale of Services	-	-	-	-	-	-	-	59,690	15,687	-	615	19,557	-	4,776	-	-	100,325	(76,664)	23,661
Royalty income	-	-	-	-	-	-	-	-	-	22,297	-	-	-	-	-	-	22,297	-	22,297
Total operating income	186,016	58,902	40,082	188,175	299,252	43,520	-	59,690	15,687	22,297	615	25,603	-	739,302	2,896,894	241,173	4,817,208	(3,949,320)	867,888

Operating costs

Cost of sales of goods, excluding depreciation and amortization	(128,523)	(54,739)	(26,586)	(76,827)	(223,998)	(39,693)	-	-	-	-	-	(8,517)	-	(692,721)	(1,961,577)	(187,156)	(3,400,337)	2,887,463	(512,874)
Cost of services, excluding depreciation and amortization	-	-	-	-	-	-	-	(22,209)	-	-	-	(6,167)	-	(1,160)	-	-	(29,536)	26,158	(3,378)
Depreciation and amortization	(21,053)	(7,563)	(9,178)	(83,657)	(74,335)	(9,103)	-	(10,075)	-	-	-	(11,979)	-	-	-	-	(226,943)	608	(226,335)
Exploration in operating units	(8,917)	(9,040)	(5,864)	(11,613)	(8,727)	(2)	-	-	-	-	-	-	-	-	-	-	(44,163)	-	(44,163)
Mining royalties	(1,955)	(5,220)	(418)	(1,857)	(2,953)	(429)	-	-	-	-	-	-	-	-	-	-	(12,832)	-	(12,832)
Total operating costs	(160,448)	(76,562)	(42,046)	(173,954)	(310,013)	(49,227)	-	(32,284)	-	-	-	(26,663)	-	(693,881)	(1,961,577)	(187,156)	(3,713,811)	2,914,229	(799,582)
Gross profit (loss)	25,568	(17,660)	(1,964)	14,221	(10,761)	(5,707)	-	27,406	15,687	22,297	615	(1,060)	-	45,421	935,317	54,017	1,103,397	(1,035,091)	68,306

Operating expenses, net
Administrative expenses	(16,115)	(5,209)	(3,561)	(16,512)	(8,865)	(2,223)	(2,416)	(4,073)	(11,607)	(188)	(363)	(1,310)	(4,894)	(1,744)	-	(4,638)	(83,718)	7,421	(76,297)
Selling expenses	(6,876)	(258)	(403)	(3,940)	(10,856)	(321)	-	(1,115)	-	-	-	(1,324)	-	(1,722)	(109,483)	(1,163)	(137,461)	113,148	(24,313)
Exploration in non-operating areas	(2,534)	-	-	-	(2,011)	(2,784)	(90)	-	-	-	-	-	(4,492)	-	-	-	(11,911)	32	(11,879)
Reversal (provision) of contingent and others	(183)	1	(148)	127	2,079	(98)	(40)	166	-	-	-	-	1,067	-	-	-	2,971	(3)	2,968
Impairment recovery (loss) of long-lived assets	-	-	(2,083)	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,083)	-	(2,083)
Other, net	(4,147)	(8,104)	(776)	(3,767)	(6,568)	(1,119)	(419)	13,813	-	135	79	341	(2,686)	(35,987)	(37,436)	(5,667)	(92,308)	77,593	(14,715)
Total operating expenses, net	(29,855)	(13,570)	(6,971)	(24,092)	(26,221)	(6,545)	(2,965)	8,791	(11,607)	(53)	(284)	(2,293)	(11,005)	(39,453)	(146,919)	(11,468)	(324,510)	198,191	(126,319)

Operating profit (loss)	(4,287)	(31,230)	(8,935)	(9,871)	(36,982)	(12,252)	(2,965)	36,197	4,080	22,244	331	(3,353)	(11,005)	5,968	788,398	42,549	778,887	(836,900)	(58,013)

Finance income	-	-	-	-	417	2,006	14	263	15	30	10	277	7,751	18,430	10,356	549	40,118	(30,443)	9,675
Finance costs	(532)	(733)	(1,002)	(505)	(11,440)	(3,715)	(561)	(7,483)	(89)	(4)	(6)	(990)	(16,249)	(57,629)	(115,877)	(3,598)	(220,413)	178,240	(42,173)
Share in the results of associates and joint ventures	-	-	-	-	(44)	-	-	10,374	-	-	(53,143)	-	45,778	−	-	-	2,965	44,745	47,710
Net gain (loss) from currency exchange difference	(124)	76	3	(12)	(191)	14	(156)	62	(119)	(9)	(9)	208	(481)	2,902	5,574	277	8,015	(8,749)	(734)

Profit (loss) before income tax	(4,943)	(31,887)	(9,934)	(10,388)	(48,240)	(13,947)	(3,668)	39,413	3,887	22,261	(52,817)	(3,858)	25,794	(30,329)	688,451	39,777	609,572	(653,107)	(43,535)
Current income tax	-	-	-	-	(25)	(35)	-	(4,044)	(1,223)	(6,546)	(39)	-	-	(64,928)	(298,074)	(26,335)	(401,249)	389,338	(11,911)
Deferred income tax	-	-	-	-	15,410	(5,382)	-	(5,515)	91	-	-	1,554	31,344	-	-	15,017	52,519	(15,018)	37,501
Profit (loss) from continuing operations	(4,943)	(31,887)	(9,934)	(10,388)	(32,855)	(19,364)	(3,668)	29,854	2,755	15,715	(52,856)	(2,304)	57,138	(95,257)	390,377	28,459	260,842	(278,787)	(17,945)
								10,374
Loss from discontinued operations																			(10,514)
Loss for the year																			(28,459)
Total assets	146,486	46,750	41,858	425,297	725,973	138,458	398,838	382,481	13,822	6,252	458,212	104,335	2,371,464	2,312,072	7,809,424	379,915	15,761,637	(11,654,363)	4,107,274
Total liabilities	42,265	36,945	35,045	34,142	329,869	68,100	23,223	183,426	6,007	2,286	101	20,918	407,153	1,853,644	2,450,101	125,097	5,618,322	(4,479,248)	1,139,074

Other segment information
Investment in associates and joint ventures	-	-	-	-	-	-	-	89,786	-	-	232,154	-	2,073,745	-	-	-	2,395,685	(907,438)	1,488,247
Capital Expenditures	31,479	1,323	1,559	9,641	28,298	1,629	26,494	223	85	-		1,443	453	-	-	-	102,627	-	102,627
Changes in estimates of mine closures plans	176	10,493	2,430	2,277	5,122	5,021	-			-		-	1,203				26,722	-	26,722
Fair value for contingent consideration liability	-	-	-	-	-	-	-	-	-	-	-	-	(655)	-	-	-	(655)	-	(655)
Accounts receivable from sale of assets	-	-	-	-	-	-	-	21,023	-	-	-	-	625	-	-	-	21,648	-	21,648

Notes to the consolidated financial statements (continued)

														Equity accounted investees
	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Exploration and development mining projects	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A	Compañía Minera Coimolache S.A.	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2018 Results:
Continuing operations

Sales
Sale of goods	257,282	153,003	34,104	225,281	333,560	96,611	-	-	-	-	-	6,655	-	658,653	3,061,930	225,447	5,052,526	(3,946,197)	1,106,329
Sale of Services	-	-	-	-	-	-	-	62,962	14,986	-	615	19,908	-	21,965	-	-	120,436	(96,435)	24,001
Royalty income	-	-	-	-	-	-	-	-	-	20,385	-	-	-	-	-	-	20,385	-	20,385
Total operating income	257,282	153,003	34,104	225,281	333,560	96,611	-	62,962	14,986	20,385	615	26,563	-	680,618	3,061,930	225,447	5,193,347	(4,042,632)	1,150,715

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(151,817)	(97,006)	(26,558)	(92,829)	(216,560)	(68,993)	-	-	-	-	-	(6,280)	-	(619,424)	(2,018,876)	(170,866)	(3,469,209)	2,855,828	(613,381)
Cost of services, excluding depreciation and amortization	-	-	-	-	-	-	-	(25,499)	-	-	-	(8,966)	-	(2,217)	−	−	(36,682)	32,364	(4,318)
Depreciation and amortization	(26,181)	(8,802)	(3,353)	(77,029)	(67,666)	(34,088)	-	(10,248)	-	-	-	(11,483)	-	-	−	−	(238,850)	(29)	(238,879)
Exploration in operating units	(20,898)	(29,563)	(8,646)	(20,553)	(9,996)	(74)	-	-	-	-	-	-	-	-	−	−	(89,730)	−	(89,730)
Mining royalties	(2,243)	(13,669)	(237)	(1,936)	(2,345)	(957)	-	-	-	-	-	-	-	-	−	−	(21,387)	(1)	(21,388)
Total operating costs	(201,139)	(149,040)	(38,794)	(192,347)	(296,567)	(104,112)	-	(35,747)	-	-	-	(26,729)	-	(621,641)	(2,018,876)	(170,866)	(3,855,858)	2,888,162	(967,696)
Gross profit (loss)	56,143	3,963	(4,690)	32,934	36,993	(7,501)	-	27,215	14,986	20,385	615	(166)	-	58,977	1,043,054	54,581	1,337,489	(1,154,470)	183,019

Operating expenses, net
Administrative expenses	(24,119)	(15,100)	(2,524)	(17,822)	(9,906)	(3,435)	(3,143)	(3,972)	(11,900)	(220)	(512)	(1,627)	2,377	(2,783)	−	(5,644)	(100,330)	23,231	(77,099)
Selling expenses	(8,213)	(775)	(356)	(3,046)	(12,201)	(784)	-	(1,173)	-	-	-	(924)	-	(2,627)	(137,008)	(1,135)	(168,242)	141,294	(26,948)
Exploration in non-operating areas	(18,339)	-	-	-	(7,199)	(5,002)	(2,883)	-	-	-	-	-	(4,091)	-	−	−	(37,514)	1,207	(36,307)
Reversal (provision) of contingent and others	6,784	(121)	947	1,263	(3,711)	(57)	6,130	(56)	-	-	-	2	(111)	-	−	−	11,070	178	11,248
Impairment recovery (loss) of long-lived assets	-	-	-	-	-	5,693	-	-	-	-	-	-	-	-	−	−	5,693	−	5,693
Other, net	(5,953)	(3,386)	(1,050)	(5,599)	32,565	(669)	138	562	-		2,773	194	(2,235)	(76,155)	(68,683)	(325)	(127,823)	126,515	(1,308)
Total operating expenses, net	(49,840)	(19,382)	(2,983)	(25,204)	(452)	(4,254)	242	(4,639)	(11,900)	(220)	2,261	(2,355)	(4,060)	(81,565)	(205,691)	(7,104)	(417,146)	292,425	(124,721)

Operating profit (loss)	6,303	(15,419)	(7,673)	7,730	36,541	(11,755)	242	22,576	3,086	20,165	2,876	(2,521)	(4,060)	(22,588)	837,363	47,477	920,343	(862,045)	58,298

Finance income	-	-	-	-	418	1,649	-	179	-	21	8	127	9,293	11,448	28,089	357	51,589	(41,904)	9,685
Finance costs	(308)	(395)	(95)	(262)	(10,365)	(1,946)	(222)	(7,576)	(2)	(11)	(25)	(932)	(17,194)	(39,024)	(426,733)	(2,935)	(508,025)	469,603	(38,422)
Share in the results of associates and joint ventures	-	-	-	-	-	-	-	8,589	-	-	(25,517)	-	15,081	-	-	-	(1,847)	703	(1,144)
Net gain (loss) from currency exchange difference	196	168	8	209	108	(224)	(846)	(346)	19	18	2	(482)	(206)	(2,056)	6,161	(852)	1,877	(3,261)	(1,384)

Profit (loss) before income tax	6,191	(15,646)	(7,760)	7,677	26,702	(12,276)	(826)	23,422	3,103	20,193	(22,656)	(3,808)	2,914	(52,220)	444,880	44,047	463,937	(436,904)	27,033
Current income tax	(768)	(559)	(72)	(656)	(8,332)	(24)	-	-	-	(6,025)	(444)	(2)	-	(30,368)	(325,170)	(23,405)	(395,825)	378,943	(16,882)
Deferred income tax	-	-	-	-	(10,803)	(1,220)	-	(7,584)	-	-	-	106	9,514	1,071	-	4,942	(3,974)	(6,023)	(9,997)
Profit (loss) from continuing operations	5,423	(16,205)	(7,832)	7,021	7,567	(13,520)	(826)	15,838	3,103	14,168	(23,100)	(3,704)	12,428	(81,517)	119,710	25,584	64,138	(63,984)	154

Loss from discontinued operations																			(11,808)
Loss for the year																			(11,654)

Total assets	126,374	39,725	39,537	461,335	773,554	158,718	372,344	366,354	12,154	7,154	520,484	106,391	2,421,547	2,047,472	7,554,712	361,669	15,369,524	(11,152,303)	4,217,221
Total liabilities	45,227	30,749	29,469	28,502	340,735	68,615	18,986	197,152	4,597	2,653	603	20,671	425,893	1,463,749	2,445,840	125,307	5,248,748	(4,061,092)	1,187,656

Other segment information
Investment in associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	1,473,382	-	-	-	1,473,382	-	1,473,382
Capital Expenditures	18,429	6,225	2,984	18,858	29,572	13,159	17,141	118	-	-	-	1,816	2,968	-	-	-	111,270	-	111,270
Changes in estimates of mine closures plans	4,101	1,003	16,484	(447)	19,926	(6,915)	9,063	-	-	-	-	-	(341)	-	-	-	42,874	-	42,874
Fair value for contingent consideration liability	-	-	-	-	-	-	1,815	-	-	-	-	-	-	-	-	-	1,815	-	1,815
Accounts receivable from sale of assets	-	-	-	-	-	-	-	-	-	-	1,622	-	1,093	-	-	-	2,715	-	2,715

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continued operations follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Segments profit (loss)	(107,969)	260,842	64,138
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(129,570)	(323,578)	(63,777)
Elimination of intercompany sales	(89,006)	(71,951)	(74,637)
Elimination of cost of sales and operating expenses intercompany	89,593	71,697	76,780
Elimination of share in the results of subsidiaries and associates	82,284	44,745	1,582
Others	(1,080)	300	(3,932)
Consolidated profit (loss) from continued operations	(155,748)	(17,945)	154

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Segments assets	15,589,711	15,761,637	15,369,524
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(10,564,402)	(10,501,411)	(9,963,853)
Elimination of the subsidiaries and associates of the Parent company	(1,005,368)	(1,111,454)	(1,184,240)
Elimination of intercompany receivables	(57,810)	(64,708)	(32,444)
Others	17,486	23,210	28,234
Consolidated assets	3,979,617	4,107,274	4,217,221

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Segments liabilities	5,521,224	5,618,322	5,248,748
Elimination of liabilities of equity accounted investees, not consolidated	(4,272,522)	(4,428,842)	(4,034,896)
Elimination of intercompany payables	(68,961)	(50,395)	(27,822)
Others	19	(11)	1,626
Consolidated liabilities	1,179,760	1,139,074	1,187,656

Notes to the consolidated financial statements (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Uchucchacua (Operation)	Orcopampa (Operation)	Julcani (Operation)	Tambomayo (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2020
Revenues by type of customers:
Sales by customers -
External	91,007	77,907	31,663	143,233	251,974	2,554	-	-	-	-	36,336	634,674	-	634,674
Inter-segment	-	-	-	-	(160)	30,470	-	-	-	-	-	30,310	(30,310)	-
	91,007	77,907	31,663	143,233	251,814	33,024	-	-	-	-	36,336	664,984	(30,310)	634,674
Services -
External	-	-	-	-	-	-	5,532	14,753	-	-	-	20,285	-	20,285
Inter-segment	-	-	-	-	-	-	42,722	-	-	607	15,335	58,664	(58,664)	-
	-	-	-	-	-	-	48,254	14,753	-	607	15,335	78,949	(58,664)	20,285

Royalties -
External	-	-	-	-	-	-	-	-	18,638	-	-	18,638	-	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Revenues by geographic region:
Metal and concentrates sales -
Peru	77,077	7,097	3,238	81,058	216,481	32,886	-	-	-	-	2,327	420,164	(30,310)	389,854
America - other than Peru	-	70,810	-	60,273	-	138	-	-	-	-	32,279	163,500	-	163,500
Europa	11,503	-	28,425	552	-	-	-	-	-	-	1,730	42,210	-	42,210
Asia	2,427	-	-	1,350	35,333	-	-	-	-	-	-	39,110	-	39,110
	91,007	77,907	31,663	143,233	251,814	33,024	-	-	-	-	36,336	664,984	(30,310)	634,674
Services -
Peru	-	-	-	-	-	-	48,254	14,641	-	607	15,335	78,837	(58,664)	20,173
America - other than Peru	-	-	-	-	-	-	-	92	-	-	-	92	-	92
Europa	-	-	-	-	-	-	-	20	-	-	-	20	-	20
	-	-	-	-	-	-	48,254	14,753	-	607	15,335	78,949	(58,664)	20,285
Royalties -
Peru	-	-	-	-	-	-	-	-	18,638	-	-	18,638	-	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Revenues by type of good or services:
Sales by metal -
Silver	97,903	185	33,631	32,766	63,312	2,241	-	-	-	-	2,337	232,375	(1,877)	230,498
Gold	14	77,964	14	105,359	13,667	32,672	-	-	-	-	30,023	259,713	(30,123)	229,590
Copper	-	-	48	-	181,007	-	-	-	-	-	-	181,055	256	181,311
Zinc	8,356	-	-	9,513	102,677	-	-	-	-	-	-	120,546	-	120,546
Lead	6,760	-	529	10,688	30,449	-	-	-	-	-	-	48,426	-	48,426
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	4,051	4,051	-	4,051
	113,033	78,149	34,222	158,326	391,112	34,913	-	-	-	-	36,411	846,166	(31,744)	814,422
Commercial deductions	(22,026)	(242)	(2,559)	(15,093)	(139,298)	(1,889)	-	-	-	-	(75)	(181,182)	1,434	(179,748)
	91,007	77,907	31,663	143,233	251,814	33,024	-	-	-	-	36,336	664,984	(30,310)	634,674
Services -	-	-	-	-	-	-	48,254	14,753	-	607	15,335	78,949	(58,664)	20,285
Royalties income -	-	-	-	-	-	-	-	-	18,638	-	-	18,638	-	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Notes to the consolidated financial statements (continued)

	Uchucchacua (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2019
Revenues by type of customers:
Sales by customers -
External	184,982	186,668	58,796	39,639	294,842	43,894	-	-	-	-	6,046	814,867	-	814,867
Inter-segment	-	-	-	-	62	-	-	-	-	-	-	62	(62)	-
	184,982	186,668	58,796	39,639	294,904	43,894	-	-	-	-	6,046	814,929	(62)	814,867
Services -
External	-	-	-	-	-	-	7,974	15,687	-	-	-	23,661	-	23,661
Inter-segment	-	-	-	-	-	-	51,716	-	-	615	19,557	71,888	(71,888)	-
	-	-	-	-	-	-	59,690	15,687	-	615	19,557	95,549	(71,888)	23,661
Royalties -
External	-	-	-	-	-	-	-	-	22,297	-	-	22,297	-	22,297
	184,982	186,668	58,796	39,639	294,904	43,894	59,690	15,687	22,297	615	25,603	932,775	(71,950)	860,825

Revenues by geographic region:
Metal and concentrates sales -
Peru	143,512	79,631	4,833	10,451	236,844	683	-	-	-	-	1,086	477,040	(62)	476,978
America - other than Peru	-	79,537	53,963	-	-	37,326	-	-	-	-	943	171,769	-	171,769
Europe	27,848	135	-	22,590	-	5,885	-	-	-	-	4,017	60,475	-	60,475
Asia	13,622	27,365	-	6,598	58,060	-	-	-	-	-	-	105,645	-	105,645
	184,982	186,668	58,796	39,639	294,904	43,894	-	-	-	-	6,046	814,929	(62)	814,867
Services -
Peru	-	-	-	-	-	-	59,690	15,527	-	615	19,557	95,389	(71,888)	23,501
America - other than Peru	-	-	-	-	-	-	-	130	-	-	-	130	-	130
Europe	-	-	-	-	-	-	-	30	-	-	-	30	-	30
	-	-	-	-	-	-	59,690	15,687	-	615	19,557	95,549	(71,888)	23,661
Royalties -
Peru	-	-	-	-	-	-	-	-	22,297	-	-	22,297	-	22,297
	184,982	186,668	58,796	39,639	294,904	43,894	59,690	15,687	22,297	615	25,603	932,775	(71,950)	860,825

Revenues by type of good or services:
Sales by metal -
Gold	-	134,387	58,737	278	18,104	42,698	-	-	-	-	-	254,204	(10)	254,194
Silver	159,713	38,112	263	40,889	57,903	1,300	-	-	-	-	-	298,180	(9)	298,171
Copper	-	-	-	79	238,327	-	-	-	-	-	-	238,406	(102)	238,304
Zinc	38,143	19,867	-	-	91,307	-	-	-	-	-	-	149,317	-	149,317
Lead	29,735	14,016	-	1,627	43,763	-	-	-	-	-	-	89,141	-	89,141
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	6,046	6,046	-	6,046
	227,591	206,382	59,000	42,873	449,404	43,998	-	-	-	-	6,046	1,035,294	(121)	1,035,173
Commercial deductions	(42,609)	(19,714)	(203)	(3,234)	(154,500)	(104)	-	-	-	-	-	(220,365)	59	(220,306)
	184,982	186,664	58,796	39,639	294,904	43,894	-	-	-	-	6,046	814,929	(62)	814,867
Services -	-	-	-	-	-	-	59,690	15,687	-	615	19,557	95,549	(71,888)	23,661
Royalties income -	-	-	-	-	-	-	-	-	22,297	-	-	22,297	-	22,297
	184,982	186,668	58,796	39,639	294,904	43,894	59,690	15,687	22,297	615	25,603	932,775	(71,950)	860,825

Notes to the consolidated financial statements (continued)

	Uchucchacua (Operation)	Tambomayo (Operation)	Orcopampa (Operation)	Julcani (Operation)	Colquijirca (Operation)	La Zanja (Operation)	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Industrial activities	Total operating segments	Adjustments and eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2018
Revenues by type of customers:
Sales by customers -
External	257,840	225,339	153,240	33,864	339,414	96,600	-	-	-	-	6,655	1,112,952	-	1,112,952
Inter-segment	-	-	-	-	167	-	-	-	-	-	-	167	(167)	-
	257,840	225,339	153,240	33,864	339,581	96,600	-	-	-	-	6,655	1,113,119	(167)	1,112,952

Services -
External	-	-	-	-	-	-	9,015	14,986	-	-	-	24,001	-	24,001
Inter-segment	-	-	-	-	-	-	53,947	-	-	615	19,909	74,471	(74,471)	-
	-	-	-	-	-	-	62,962	14,986	-	615	19,909	98,472	(74,471)	24,001
Royalties -
External	-	-	-	-	-	-	-	-	20,385	-	-	20,385	-	20,385
	257,840	225,339	153,240	33,864	339,581	96,600	62,962	14,986	20,385	615	26,564	1,231,976	(74,638)	1,157,338

Revenues by geographic region:
Metal and concentrates sales -
Peru	170,986	63,049	10,808	15,261	257,559	2,770	-	-	-	-	751	521,184	(167)	521,017
America - other than Peru	-	159,530	142,432	-	-	67,756	-	-	-	-	906	370,624	-	370,624
Europe	57,472	2,760	-	9,488	-	26,074	-	-	-	-	4,998	100,792	-	100,792
Asia	29,382	-	-	9,115	82,022	-	-	-	-	-	-	120,519	-	120,519
	257,840	225,339	153,240	33,864	339,581	96,600	-	-	-	-	6,655	1,113,119	(167)	1,112,952
Services -
Peru	-	-	-	-	-	-	62,962	14,787	-	615	19,909	98,273	(74,561)	23,712
America- other than Peru	-	-	-	-	-	-	-	199	-	-	-	199	90	289
	-	-	-	-	-	-	62,962	14,986	-	615	19,909	98,472	(74,471)	24,001
Royalties -
Peru	-	-	-	-	-	-	-	-	20,385	-	-	20,385	-	20,385
	257,840	225,339	153,240	33,864	339,581	96,600	62,962	14,986	20,385	615	26,564	1,231,976	(74,638)	1,157,338

Revenues by type of good or services:
Sales by metal -
Gold	11	150,939	149,092	28	18,463	93,358	-	-	-	-	-	411,891	(14)	411,877
Silver	217,843	54,109	5,243	35,307	46,060	3,583	-	-	-	-	-	362,145	(23)	362,122
Copper	-	-	(221)	129	275,119	-	-	-	-	-	-	275,027	(266)	274,761
Zinc	45,194	18,197	-	-	101,275	-	-	-	-	-	-	164,666	-	164,666
Lead	36,238	6,703	-	1,996	40,618	-	-	-	-	-	-	85,555	-	85,555
Manganese sulfate	-	-	-	-	-	-	-	-	-	-	6,655	6,655	-	6,655
	299,286	229,948	154,114	37,460	481,535	96,941	-	-	-	-	6,655	1,305,939	(303)	1,305,636
Commercial deductions	(41,446)	(4,609)	(874)	(3,596)	(141,954)	(341)	-	-	-	-	-	(192,820)	136	(192,684)
	257,840	225,339	153,240	33,864	339,581	96,600	-	-	-	-	6,655	1,113,119	(167)	1,112,952
Services -	-	-	-	-	-	-	62,962	14,986	-	615	19,909	98,472	(74,471)	24,001
Royalties income -	-	-	-	-	-	-	-	-	20,385	-	-	20,385	-	20,385
	257,840	225,339	153,240	33,864	339,581	96,600	62,962	14,986	20,385	615	26,564	1,231,976	(74,638)	1,157,338

Notes to the consolidated financial statements (continued)

32.	Derivative financial instruments –

This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)
Copper prices hedge (a)	(15,804)	-
Interest rate hedge (b)	(2,635)	-
	(18,439)	-

(a)	The volatility of copper prices during the last years has caused the Management of the subsidiary El Brocal to enter into future contracts. These contracts are intended to reduce the volatility of the cash flows attributable to the fluctuations in the copper and zinc price in accordance with existing copper concentrate sales commitments, which are related to 50 percent of the annual production of copper and 25 percent of the production of two years of zinc, according to the risk strategy approved by the Board of Directors.

During 2020, 2019 and 2018, the effect in profit or loss was a loss of US$6,464,000, gain of US$4,322,000 and loss of US$1,398,000, respectively, and it is show in the “Sales of goods” caption, see note 20(b).

As of December 31, 2019, there are not any hedge contract. The table below presents the composition of open transactions included in the hedge derivative financial instruments as of December 31, 2020:

			Quotations
Quotation period	Concentrate	Metric tone	Fixed US$/DMT	Futures US$/ DMT	Fair value US$(000)
January 2021	Copper	1,250	6,500	7,758	(1,572)
February 2021	Copper	1,250	6,500	7,762	(1,577)
March 2021	Copper	2,250	6,633	7,767	(2,549)
April 2021	Copper	2,000	6,750	7,769	(2,036)
May 2021	Copper	3,000	6,897	7,769	(2,615)
June 2021	Copper	3,000	6,967	7,770	(2,408)
July 2021	Copper	2,000	7,025	7,768	(1,483)
August 2021	Copper	2,000	7,100	7,765	(1,327)
September 2021	Copper	2,000	7,500	7,762	(523)
October 2021	Copper	2,000	7,900	7,757	286
		20,750			(15,804)

The variation in the fair value of the caption generated an expense US$18.4 million, an expense of US$2.8 million and an income of US$31.5 million in the years 2020, 2019 and 2018, which are included within the consolidated statement of other comprehensive income and in the ”Other reserves of equity”.

Notes to the consolidated financial statements (continued)

(b)	In order to reduce the exposure to the risk of the variation of the interest rate related to its financial obligations, on April 2, 2020, the Company's Management decided to sign future contracts in relation to the LIBOR of three months with the banks BBVA Banco Continental, Banco de Credito del Peru, Banco Internacional del Peru and Itaú, which are recorded under cash flow accounting.

There is an economic relationship between the hedged assets and the hedging instruments as the terms of the futures contracts are the same as the terms of the highly probable future transactions. The Company has established a hedging ratio of 1: 1 for hedging relationships as the underlying risk of interest rate futures contracts are identical to the hedged risk components. In order to evaluate the effectiveness of the hedges, the Company uses the hypothetical derivative method, by which it compares the changes in the fair value of the hedging instruments against the changes in the fair value of the hedged items attributed to the hedged risks.

As of December 31, 2020, the effect on results was a loss of US$146,000, and is presented in the caption of “Financial costs and financial income” see note 27(a). The following is the composition of the operations to be settled that are part of the liability for hedging derivative instrument as of December 31, 2020:

		LIBOR of three months
Maturity	Amount US$(000)	Fixed	Futures	Fair value US$(000)
October 2022	81,666	2.632%	2.06% - 2.14%	(785)
October 2022	74,167	2.632%	2.06% - 2.14%	(712)
October 2022	74,167	0.732%	0.16% - 0.24%	(706)
July 2022	45,000	2.632%	2.06% - 2.14%	(432)
	275,000			(2,635)

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

There were no changes in the objectives, policies or processes during the years ended December 31, 2020, 2019 and 2018.

Notes to the consolidated financial statements (continued)

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

The sensitivity analyses in this section relate to the positions as of December 31, 2020 and 2019 and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate increase/decrease	Effect on profit (loss) before income tax
		US$(000)

2020
Exchange rate	10%	9,282
Exchange rate	(10%)	(9,282)

2019
Exchange rate	10%	4,053
Exchange rate	(10%)	(3,545)

2018
Exchange rate	10%	1,695
Exchange rate	(10%)	(1,681)

Notes to the consolidated financial statements (continued)

(a.2)	Commodity price risk

The Group is affected by the price volatility of the commodities. The price of mineral sold by the Group has fluctuated historically and affected by numerous factors beyond its control.

The Group manages its commodity price risk primarily using sales commitments in customer contracts and hedge contracts for the metals sold by the subsidiary El Brocal.

The subsidiary El Brocal entered into derivative contracts that qualified as cash flow hedges, with the intention of covering the risk resulting from the fall in the prices of the metals. These derivative contracts are recorded as assets or liabilities in the consolidated statements of financial position and are stated at fair value. To the extent that these hedges were effective in offsetting future cash flows from the sale of the related production, changes in fair value are deferred in an equity account under “Other reserves of equity”. The deferred amounts were reclassified to the “sales of goods” when the production was sold. See note 33(a) and note 20(b).

(a.3)	Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes’ in market interest rates relates to the Groups’ long-term financial obligations with floating interest rates.

A table showing the effect in profit or loss of the variations of interest rates:

	Increase/decrease of LIBOR	Effect on profit (loss) before income tax
	(percentage rates)	US$(000)

2020
Interest rate	10%	(81)
Interest rate	(10%)	81

2019
Interest rate	10%	(306)
Interest rate	(10%)	306

2018
Interest rate	10%	(277)
Interest rate	(10%)	277

(b)	Credit risk -

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

Notes to the consolidated financial statements (continued)

Credit risk is limited to the carrying amount of the financial assets to the date of consolidated statements of financial position, which is composed, by cash and cash equivalents, trade and other receivables and derivative financial instruments.

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables:

		Days past due
	Current	<30 days	30 – 90 days	>90 days	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2020 -
Trade receivables	159,840	-	-	22,128	181,968
Other receivables	172,116	-	1,221	9,717	183,054
	331,956	-	1,221	31,845	365,022
Expected credit loss rate	0%	0%	0%	100%	-

Expected credit loss	-	-	-	(31,845)	(31,845)
As of December 31, 2019 -
Trade receivables	204,096	-	-	22,016	226,112
Other receivables	125,409	42,390	4,332	10,006	182,137
	329,505	42,390	4,332	32,022	408,249
Expected credit loss rate	0%	0%	0%	100%	-

Expected credit loss	-	-	-	(32,022)	(32,022)

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources. The Group believes that maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit in leading financial entities.

The Group continually monitors its liquidity risk based on cash flow projections.

Notes to the consolidated financial statements (continued)

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2020 -
Bank loans – capital	65,793	-	-	-	65,793
Bank loans – interest	1,156	-	-	-	1,156
Trade and other payables	167,852	-	-	-	167,852
Financial obligation – capital	21,587	175,932	324,815	6,071	528,405
Financial obligation – interest	14,868	13,289	14,911	203	43,271
Lease – capital	3,609	2,010	2,220	-	7,839
Lease – interest	74	143	145	-	362
Hedge derivative financial instruments	15,804	2,635	-	-	18,439
Contingent consideration liability	-	-	9,924	36,746	46,670

Total	290,743	194,009	352,015	43,020	879,787

As of December 31, 2019 -
Bank loans – capital	55,000	-	-	-	55,000
Bank loans – interest	486	-	-	-	486
Trade and other payables	152,070	616	-	-	152,686
Financial obligation – capital	262,088	131,588	125,154	48,568	567,398
Financial obligation – interest	22,597	11,225	11,880	1,449	47,151
Lease – capital	3,692	1,514	2,297	-	7,503
Lease – interest	73	143	404	-	620
Contingent consideration liability	-	-	4,905	35,166	40,071

Total	496,006	145,086	144,640	85,183	870,915

(d)	Capital management -

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

The Group monitors capital using a consolidated net worth minimum. As required by the Company’s covenants of the Syndicated term Loan of US$2,711,389. No changes were made in the objectives, policies or processes for managing capital during the years 2020 and 2019

Notes to the consolidated financial statements (continued)

34.	Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
	Total	Quoted prices in active markets (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2020 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	126,553	-	126,553	-
Bank loans	65,793	-	65,793	-
Financial obligations	531,745	-	531,745	-
Contingent consideration liability	22,100	-	-	22,100
Hedge instruments	18,439	-	18,439	-

As of December 31, 2019 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	165,546	-	165,546	-
Bank loans	55,000	-	55,000	-
Financial obligations	571,688	-	571,688	-
Contingent consideration liability	16,410	-	-	16,410
Hedge instruments	-	-	-	-

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

Based on the foregoing, there are no important existing difference between the value in books and the fair value of the assets and financial liabilities as of December 31, 2020 and 2019.

There were no transfers between Level 1and Level 2 during 2020 and 2019.

As of December 31, 2020, the fair value of the investment property amounted to US$842,000 (US$544,000 as of December 31, 2020). There is not an independent valuation for investment property.

Notes to the consolidated financial statements (continued)

Fair value measurements using significant unobservable inputs (level 3) –

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value as of December 31, 2020	Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
Contingent consideration liability	22,100	Rate before tax	9.30%	A change in the discount rate by 10% (rate of 0.93%) higher/lower, the fair value would increase/decrease in US$1.5 million.

		Expected revenues annual average (US$000)	222,238	If expected sales change by 10% higher/lower, the fair value would increase/decrease in US$2.2 million.

35.	Events after the reporting period

Since March 2021, Buenaventura has been assessing different possibilities, such as the issuance of bonds or the disposition of certain assets (including its participation in associates and subsidiaries), in order to satisfy its financial obligations and expansion requirements. As of the date of this report, the Company’s board of directors has not approved any such transactions or asset dispositions, and therefore there is no effect on any of Buenaventura’s financial reporting as of and for the period ended December 31, 2020.

In accordance with International Financial Reporting Standards - IFRS, the accompanying financial statements were prepared based on the conditions existing as of December 31, 2020 and considering those events that occurred after that date that provided evidence of conditions that existed at the end of the reporting period. Given that the social immobilization measures were decreed after December 31, 2020, their impact is considered an event that is indicative of conditions that arose after the reporting period and, consequently, no adjustments have been made to the financial statements as of December 31, 2020.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2020, 2019 and 2018, together with the Report of Independent Auditors Registered Public Accounting Firm

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2020, 2019 and 2018, together with the Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Minera Yanacocha S.R.L.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Minera Yanacocha S.R.L. and subsidiary (the Company) as of December 31, 2020 and 2019, and related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 26 and 27 to the consolidated financial statements).

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

Lima, Peru,

April 29, 2021

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of financial position

As of December 31, 2020 and 2019

	Note	2020	2019
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	5	870,929	818,503
Trade and other receivables, net	6	28,044	18,962
Value added tax credit		25,214	32,831
Inventories, net	7	52,297	54,245
Stockpiles and ore on leach pads, net	8	121,515	134,923
Prepaid expenses		1,591	991
Total current assets		1,099,590	1,060,455

Non-current assets
Restricted cash	14	48,752	48,617
Trade and other receivables, net	6	21,676	23,648
Financial instruments at fair value	9	25,168	24,417
Stockpiles and ore on leach pads, net	8	69,687	105,023
Property, plant and equipment, net	10	1,039,579	1,038,294
Intangible assets, net	2.4(k)	7,915	10,547
Deferred tax asset	16(g)	1,071	1,071

Total non-current assets		1,213,848	1,251,617

Total assets		2,313,438	2,312,072

Liabilities and partners’ equity
Current liabilities
Trade and other payables	11	68,645	72,806
Income tax payable	16(j)	42,029	23,153
Provisions	12	101,786	45,317
Other accruals and liabilities	13	70,526	49,301

Total current liabilities		282,986	190,577

Non-current liabilities
Debt instruments	14	45,423	43,927
Provisions	12	1,660,603	1,587,551
Other accruals and liabilities	13	40	305

Total non-current liabilities		1,706,066	1,631,783

Total liabilities		1,989,052	1,822,360

Partners’ equity
Partners’ contributions	15	378,505	378,505
Additional paid-in-capital		(21,758)	(21,758)
Retained (losses) earnings		(32,134)	133,315
Other reserves		(227)	(350)

Total equity		324,386	489,712

Total liabilities and partners’ equity		2,313,438	2,312,072

The accompanying notes are an integral part of this consolidated financial statement

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of comprehensive income

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		US$(000)	US$(000)	US$(000)

Revenue from contracts with customers
Sales	17	592,394	734,526	658,653
Other operating revenue	17	27,768	4,776	21,965
Total revenue from contracts with customers		620,162	739,302	680,618

Costs applicable to sales	18	(666,456)	(692,721)	(619,424)
Other operating costs		(1,247)	(1,160)	(2,217)
Total operating costs		(667,703)	(693,881)	(621,641)
Gross profit (loss)		(47,541)	45,421	58,977

Operating expenses
Operating expenses, net	19	(34,322)	(35,987)	(76,155)
Administrative expenses	20	(1,227)	(1,744)	(2,783)
Selling expenses	21	(1,922)	(1,722)	(2,627)
Total operating expenses		(37,471)	(39,453)	(81,565)
Operating profit (loss)		(85,012)	5,968	(22,588)

Finance income	2.4(n)(iv)	8,100	18,430	11,448
Finance costs	22	(36,699)	(57,629)	(39,024)
Net gain (loss) from currency exchange difference		1,180	2,902	(2,056)
Loss before income tax		(112,431)	(30,329)	(52,220)
Income tax expense	16(h)	(53,018)	(64,928)	(29,297)

Loss for the year		(165,449)	(95,257)	(81,517)

Comprehensive loss:
Loss for the year		(165,449)	(95,257)	(81,517)
Other comprehensive (loss) income to be reclassified as profit or loss in subsequent periods:
Fair value of financial instruments		123	1,246	(91)

Total comprehensive loss for the year		(165,326)	(94,011)	(81,608)

The accompanying notes are an integral part of this consolidated financial statement

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of changes in equity

For the years ended December 31, 2020, 2019 and 2018

	Capital stock	Additional Paid-in-capital	Retained earnings	Other reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2018	398,216	(47,685)	310,089	(1,505)	659,115
Loss for the year	-	-	(81,517)	-	(81,517)
Other comprehensive loss for the year	-	-	-	(91)	(91)
Total comprehensive loss	-	-	(81,517)	(91)	(81,608)
Treasury shares reduction, note 15(a)	(19,711)	19,711	-	-	-
Proceeds from sale of shares, note 14	19,471	28,440	-	-	47,911
Acquisition of debt instruments, note 14	(19,471)	(22,224)	-	-	(41,695)
As of December 31, 2018	378,505	(21,758)	228,572	(1,596)	583,723
Loss for the year	-	-	(95,257)	-	(95,257)
Other comprehensive income for the year	-	-	-	1,246	1,246
Total comprehensive loss	-	-	(95,257)	1,246	(94,011)
As of December 31,2019	378,505	(21,758)	133,315	(350)	489,712
Loss for the year	-	-	(165,449)	-	(165,449)
Other comprehensive income for the year	-	-	-	123	123
Total comprehensive loss	-	-	(165,449)	123	(165,326)

As of December 31, 2020	378,505	(21,758)	(32,134)	(227)	324,386

The accompanying notes are an integral part of this consolidated financial statement

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statement of cash flows

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		US$(000)	US$(000)	US$(000)

Cash flow from operating activities
Loss for the year		(165,449)	(95,257)	(81,517)
Adjustments to reconcile profit after income tax to net cash flows from operating activities:
Current income tax expense	16	53,018	64,928	29,297
Deferred income tax benefit	16(f)	-	-	(1,071)
Depreciation and amortization	18	140,252	144,862	156,212
Provision for mine closure	18	124,780	142,129	16,285

Unwinding of present value of the provision for mine closure	12(b)	32,049	36,709	36,015
Unwinding of discount of debt instruments	22	1,497	1,497	735
Write-off of fixed assets	19	460	1,204	-
Loss (gain) for fixed asset sales	19	(10)	(5,996)	624
Write-down of ore inventories to realizable value	8(b)	37,880	33,464	90,365
Reversal of the write-down of ore inventories to realizable value	8(b)	(72,518)	(74,666)	(63,778)
Allowance for obsolescence of materials and supplies	7(b)	497	(1,417)	439
Changes in working capital:
Net (increase) decrease in operating assets:
Trade and other receivables		(7,110)	13,290	(7,580)
Value added tax credit and other taxes		(6,439)	(16,491)	7,616
Inventories and stockpiles and ore on leach pads		84,833	42,326	7,120
Prepaid expenses		(600)	(238)	(345)
Financial assets at fair value	9	(628)	(561)	299
Net increase (decrease) in operating liabilities:
Trade and other payables		(3,706)	(8,231)	2,028
Provisions		(982)	10,051	(2,617)
Other accruals and liabilities		20,753	21,282	(197)
Closure of mining units paid	12(b)	(22,656)	(23,889)	(19,842)
		215,921	284,996	170,088
Income tax paid		(20,066)	(12,600)	(8,863)
Net cash and cash equivalents provided by operating activities		195,855	272,396	161,225
Cash flow from investing activities
Purchase of property, plant and equipment	10	(143,489)	(184,403)	(117,636)
Restricted cash	14	(135)	(490)	(48,127)
Proceeds from sale of property, plant and equipment	19	460	8,088	4,821
Net cash and cash equivalents used in investing activities		(143,164)	(176,805)	(160,942)
Cash flow from financing activities
Proceeds from sale of shares	13	-	-	47,911
Payment of principal portion of lease liabilities	2.3	(265)	(296)	-
Net cash and cash equivalents provided by (used in) financing activities		(265)	(296)	47,911
Net increase in cash and cash equivalents		52,426	95,295	48,194
Cash and cash equivalents at beginning of year		818,503	723,208	675,014
Cash and cash equivalents at end of year		870,929	818,503	723,208
Transactions with no effects in cash flows:
Addition (deductions) of asset retirement cost	10	(4,125)	158,967	27,275
Increase of right-of-use assets	10	-	1,045	-

The accompanying notes are an integral part of this consolidated financial statement.

Minera Yanacocha S.R.L. and Subsidiary

Notes to the consolidated financial statements

For the years 2020, 2019 and 2018

1.	Identification and business activities of the Company

(a)	Identification -

Minera Yanacocha S.R.L. hereinafter “the Company” or “Yanacocha”, was incorporated in Peru on January 14, 1992 and commenced operations in 1993. The Company is currently engaged in the production, exploration and development of gold under the mining concessions it owns or that are owned by S.M.R.L. Chaupiloma Dos de Cajamarca (Chaupiloma). Future projects could include the production, exploration and development of copper as well.

The Company is 51.35% owned by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Corporation (“Newmont”, the ultimate Parent company), 43.65% owned by Compañía Minera Condesa S.A., which is 100% owned by Compañía de Minas Buenaventura S.A.A. (Buenaventura) and 5% owned by Summit Global Management II VB, a wholly-owned subsidiary of Sumitomo Corporation, see note 14.

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

In order to perform its activities, the Company is required to obtain mining concessions or provisional permits for exploration and processing concessions for the treatment of mining ores from the Peruvian Ministry of Energy and Mines (MEM). Under Peru’s current legal and regulatory regime, these mining and processing rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. The Company holds mining concessions which exploration and processing rights do not expires as long as the Company comply with the legal requirements. To date the Company has complied with all the applicable legal requirements related to its concession rights.

Notes to the consolidated financial statements (continued)

The Company’s operations are located approximately 375 miles (604 kilometers) north of Lima and 30 miles (48 kilometers) north of the city of Cajamarca and are primarily accessible by paved roads. The Yanacocha property began production in 1993 and consists of the following open pit mines: (i) the La Quinua Complex, (ii) the Yanacocha Complex, (iii) the Carachugo Complex and Maqui Maqui. In addition, The Company has (i) four leach pads (La Quinua, Yanacocha, Carachugo and Maqui Maqui), (ii) three gold processing plants (Pampa Larga, Yanacocha Norte and La Quinua), one limestone processing facility (China Linda) and (iv) one mill (Yanacocha Gold Mill).

The La Quinua Complex includes mined material from the La Quinua Sur and the Tapado Oeste Layback and is scheduled to finish mining operations in 2021.

The Yanacocha Complex includes mined material from the Yanacocha Layback and Yanacocha Pinos, which are scheduled to finish mining operations in 2021, respectively. The Yanacocha Complex began operations in 1997 and has had limited mining operations in recent years.

The Carachugo Complex and Maqui Maqui includes mined material from multiple mines that are no longer in operation and continued residual gold leaching. In addition, the Carachugo Complex includes processed material from the Quecher Main project, which is a new open pit within the existing footprint of Yanacocha which began operating in October 2019. This project will add oxide production at Yanacocha and will extend the life of the Yanacocha operation to 2027. During 2020, the ounce production of the project was 55,000 oz.

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

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flows and profitability of the Company’s operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control. During 2020, 2019 and 2018 the Company produced 340,000, 527,000 and 515,000 of gold, respectively.

Brownfield exploration and development for new reserves is ongoing, including the development of the Quecher Main project within the existing footprint of Yanacocha. In addition, the Company continues to evaluate the potential for mining sulfide gold and copper mineralization.

Notes to the consolidated financial statements (continued)

Conga project

The Conga Project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and (or) development of new reserves, the reserve balances reported for Conga in 2014 were reclassified to mineralized material in 2015.

The Conga project has been the target of local political and community protests, some of which blocked the road between the Yanacocha mine and Conga project complexes and the City of Cajamarca in Peru and resulted in vandalism and equipment damage. While recently roadblocks and protests have diminished and focused on local political activism and labor disputes, the Company cannot predict whether similar or more significant incidents will occur in the future. The recurrence of significant political or community opposition or protests could continue to adversely affect the Conga Project’s development, other new projects in the area and the continued operation of Yanacocha.

Construction activities on the Conga project were suspended in 2011, at the request of Peru’s central government following protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project was reviewed by independent experts in an effort to resolve allegations around the environmental viability of Conga. This review concluded that the environmental impact assessment complied with international standards and provided recommendations to improve water management. Based on the Company’s internal project portfolio evaluation process, the Company does not anticipate developing Conga in the next ten years. Due to the uncertainty surrounding the project’s development timeline, the Company have allocated our exploration and development capital to other projects in its portfolio. As a result, the Conga project is currently in care and maintenance and the Company continues to evaluate opportunities to sell or find alternative uses for equipment and assets originally acquired for the Conga project. Should the Company be unable to develop the Conga project or conclude that future development is not in the best interest of the business, the Company may consider sale of the project to a third-party or other alternative for the project, which may result in a future impairment charge.

The Central Government of Peru continued to support responsible mining as a vehicle for the growth and future development of Peru in 2020. However, the Company is unable to predict whether the Central government will continue to take similar positions in the future.

Notes to the consolidated financial statements (continued)

Previous regional governments of Cajamarca and other political parties actively opposed the Conga project in the past. The Company is unable to predict the positions that will be taken in the future and whether such positions or changes in law will affect new projects at Yanacocha or Conga. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, as well as future protests, community demands and road blockages. The Company cannot predict future positions of either the Central or regional government on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on the Company‘s results of operations and financial position.

Should the Company be unable to develop the Conga project, the Company may have to consider other alternatives for the project, which may result in a future impairment charge. The total assets at Conga as of December 31, 2020 and 2019 were US$449.8 million and US$458.2 million, respectively.

Sulfides project

This project represents a stream of sulfide resources development that will be achieved by processing high-grade metal dominant sulfide ores from Yanacocha Verde Phase 1 and Chaquicocha underground deposits within Yanacocha’s operational footprint, through an integrated process flow sheet that includes the addition of new flotation, pressure oxidation, neutralization, solvent extraction and electrowinning facilities. The Sulfides project is in the final feasibility stage, and the Company expects to begin with the development stage of the project in the second half of the year 2021.

(c)	Approval of consolidated financial statements -

The financial statements for the year ended December 31, 2020 were approved by Company’s Management on April 29, 2021 and the subsequent events have been considered through those dates.

The consolidated financial statements as of December 31, 2019 were approved by the Partners’ Meeting held on July 13, 2020.

(d)	Covid 19 outbreak -

Covid-19, an infectious disease caused by a new coronavirus, was declared a global pandemic by the World Health Organization on March 11, 2020. Measures to decrease the spread of Covid-19 have had a significant impact on the Global economy.

On March 15, 2020, the Peruvian Government declared a state of emergency at the national level, closing all businesses considered non-essential (the exceptions were the production and marketing of food, pharmaceutical products, financial services and health). Despite the fact that the state of emergency remained in force until October 31, 2020, the Peruvian Government has allowed the early restart of the economic activities of certain industries.

The Company has taken various measures to preserve the health of its employees and to prevent contagion in the administrative and operational areas of each subsidiary, such as remote work, reorganization of its facilities, rigorous cleaning of work environments, distribution of equipment personal protection, preventive tests before access to the mining unit and body temperature measurement.

Likewise, after the interruption of operations for 61 days, the Company resumed near normal operations as of the month of September 2020.

Notes to the consolidated financial statements (continued)

2.	Basis for preparation, consolidation and accounting policies

2.1.	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

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

Notes to the consolidated financial statements (continued)

All intra-group assets and liabilities, equity, income, expenses and cash flows are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3.	Changes in accounting policies and disclosures -

Below is a summary of the changes in accounting policies and disclosures applicable for the year 2020:

Amendments to IAS 1 and IAS 8: Definition of Material -

In October 2018, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” and IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments to the definition of material are not expected to have a significant impact on the Company’s consolidated financial statements.

Conceptual Framework for Financial Reporting issued on 29 March 2018 -

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

Notes to the consolidated financial statements (continued)

Amendments to IFRS 16 Covid-19 Related Rent Concessions -

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee making this election record any change in lease payments that result from the Covid-19-related rental concession in the same way that it would recognize the change under IFRS 16, if the change were not a lease modification.

Several other amendments and interpretations were applied for the first time in 2020, but they did not have an impact on the Company’s consolidated financial statements and therefore have not been disclosed. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.4.	Summary of significant accounting policies and practices -

(a)	Foreign currencies -

The consolidated financial statements are presented in U.S. dollars, which is also the Company’s functional currency.

Transactions and balance in foreign currency

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

Transactions in Soles (S/)

Transactions in Soles are completed using exchange rates published by the AFP. As of December 31, 2020, the exchange rates for U.S. dollars published by this Institution were US$0.2764 for buying and US$0.3020 for selling (US$0.3020 for buying and US$0.3015 for selling as of December 31, 2019), and have been applied by the Company for the assets and liabilities accounts, respectively.

Notes to the consolidated financial statements (continued)

As of December 31, 2020 and 2019, the Company presents the following assets and liabilities originally denominated in Soles by its equivalent in U.S. dollars:

	2020	2019
	US$(000)	US$(000)

Assets
Cash and cash equivalents	6,242	5,140
Trade and other receivables	7,584	27,990
Value added tax credit	25,214	32,831
Total assets	39,040	65,961

Liabilities
Trade and other payables	48,200	13,085
Income tax payable	37,779	23,153
Provisions, other accruals and liabilities	25,774	29,633
Total liabilities	111,753	65,871
Net asset (liability) position	(72,713)	90

For the year ended December 31, 2020, the Company recognized a net gain from currency exchange difference for US$1,180 (net gain for US$2,902 and loss for US$2,056 as of December 31, 2019 and 2018; respectively) in the caption “Net gain (loss) from currency exchange difference” of the consolidated statements of comprehensive income.

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

Notes to the consolidated financial statements (continued)

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

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date.

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

The Company’s investments in the San Jose Reservoir Trust are classified as financial assets at fair value through OCI as of December 31, 2020 and 2019.

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

As of December 31, 2020, the Company has nominal investments related to the San Jose Reservoir Trust as financial assets at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

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

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost (loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge), as appropriate.

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

Financial liabilities at amortized cost (Loans and borrowings, trade payables) -

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

Restricted cash includes guarantee deposits in escrow accounts related to Sumitomo’s shares acquisition (see note 14) and is excluded from cash and cash equivalents being included in other current assets or long-term assets depending on restrictions.

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

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead and depreciation and amortization relating to mining operations, and removed at each stockpile’s weighted average cost per recoverable unit as material is processed.

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

Notes to the consolidated financial statements (continued)

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored, and estimates are refined based on actual results over time. The Company’s operating results typically are not materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads in the ordinary course of business. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted on a prospective basis.

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

Precious metals include gold dore and (or) gold bullion. Precious metals that result from the Company’s mining, processing activities are valued at the weighted average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

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

Assets in the construction stage are capitalized on a separate caption of property plant and equipment. At their completion, the cost is transferred to the appropriate category. The work in progress is not depreciated.

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

The Company’s mining rights generally are enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and (or) undeveloped mineralized material.

Mining rights are presented in the caption of property, plant and equipment, net.

Notes to the consolidated financial statements (continued)

(h)	Mine development costs -

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

Mine development costs are amortized using the units-of production (UOP) method based on estimated recoverable ounces in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

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

The primary components of the ore body on a pit by pit basis as well as within major pits are identified. Based on these components, stripping activities are analyzed, and costs are assigned based on whether they pertained to current inventory production or improved access to future ore bodies (or components of an ore body).

Based on this analysis, the Company allocates the costs associated with improved access as a “stripping activity asset”. This allocation is based on the volume of waste and ore extracted in the period compared to expected volume life-of-mine per component of ore body.

Costs allocated to the production stripping activity asset are subsequently depreciated. Depreciation of the production stripping asset was calculated on a systematic basis (waste-to-ore tons ratio) method over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping costs. This depreciation is a production cost.

(j)	Impairment of non-financial assets -

The carrying amounts of non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying values are in excess of the recoverable amount. The recoverable amount is determined as the higher of (i) an asset’s fair value, less costs of disposal, and (ii) its value in use. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independently from other assets, in which case the review is undertaken at the cash generating unit level. The Company identified two separate cash generating units: Yanacocha and Conga.

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

The carrying amount of an asset is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortization which would have arisen if the prior impairment loss had not been recognized. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

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

For the years ended December 31, 2020, 2019 and 2018, the amortization amount of intangible assets amounted to US$3 million, US$3 million and US$4.1 million, respectively.

Notes to the consolidated financial statements (continued)

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

Provision for mine closure -

The Company records a provision for mine closure when a legally enforceable obligation arises, which is independent of the full depletion of the mine reserves.

Provisions for mine closure or “reclamation obligations” are recognized when incurred and recorded as liabilities at the best estimate of the expenditure required to settle the obligation.

Notes to the consolidated financial statements (continued)

The Company recognizes a liability for closure of mining units once the obligation has been properly measured. The liability is initially recognized at the present value of the estimated costs. The liability is accreted over time for the change in present value based on discounted rates that reflects current market assessments and the risk specify to the liability through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset as “asset retirement and mine closure” or “reclamation costs” as part of the property, plant and equipment caption. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated reclamation obligation is based on when spending for an existing disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each mine site.

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

Notes to the consolidated financial statements (continued)

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

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract.

As of December 31, 2010 and 2019, there are not contract liabilities.

Cost to obtain a contract

The Company’s contracts do not involve any sales commissions because its contracts are globally negotiated by its Corporate. Therefore, the Company does not recognize any costs to obtain a contract.

Notes to the consolidated financial statements (continued)

(ii)	Sales of gold -

Gold sales relate to unrefined gold dore that is sold under spot sales contracts to banks (customer). The Company initially negotiate with the banks the quantity of gold bullion to be required which is delivered in terms of unrefined gold dore to a selected refiner (the refiner is not the customer). The performance obligation is satisfied once the shipment confirmation is issued at the time the refinery receives the gold dore, allowing payment from the banks to the Company in full in cash in accordance to contracts with the banks.

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

With these arrangements, there are no advance payments received from the banks, no conditional rights to consideration, so no contract assets are recognized. A trade receivable is recognized at the date of sale and it is usually paid on cash once delivery confirmation is issued. The contract is entered into and the transaction price is determined at outturn by virtue of the shipment confirmation being subject to further price adjustments when difference between delivery and shipment dates arises. Also, given each spot sale represents the enforceable contract and all performance obligations are satisfied at that time, there are no remaining performance obligations (unsatisfied or partially unsatisfied) requiring disclosure.

Notes to the consolidated financial statements (continued)

(iii)	Sales of copper and silver concentrate -

Copper and silver in concentrate are sold under Free on Board (FOB) Incoterms and this represents the enforceable contract. The Company considers whether there are other commitments in the contract that involve separate performance obligations to which a portion of the transaction price must be allocated. The performance obligation is the delivery of the concentrate at the point where control passes to the customer.

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

Revenue is recognized at the amount the entity expects to be entitled. The price expected to be received at the end of the quotation period is generally set at the month of shipment or delivery according to the terms of the contracts, using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price. The requirements in IFRS 15 on constraint estimates of variable consideration are also applied to determine the amount of variable consideration that can be included in the transaction Price.

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

Notes to the consolidated financial statements (continued)

As of December 31, 2020, 2019 and 2018 this caption mainly includes interest from short-term money market funds and interest from current bank accounts for an amount of US$8,100, US$18,430 and US$11,448, respectively.

(o)	Benefits to employees -

In accordance to Peruvian laws, employees are entitled to receive one month paid vacation per year and one-month salary bonus paid in July and December.

In addition, employees are entitled to receive one -month salary per year (approximately) as severance indemnity which are deposited in advance with a bank elected by the employee.

If employees are dismissed without cause, they are entitled to a mandatory severance pay that is set at 1.5 monthly salaries for each year of service. The maximum severance payment is twelve salaries. Salaries and wages, bonuses, post-employment benefits and vacations are calculated in accordance with IAS 19, “Employee Benefits” and are calculated in accordance with current Peruvian legislation based on the accrual basis.

(p)	Workers’ profit sharing -

The Company recognizes workers’ profit sharing in accordance with IAS 19, “Employees Benefits”. Workers’ profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base of current year. According to Peruvian law, the limit in the workers’ profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (FONDOEMPLEO). The workers’ profit sharing is recorded as part of cost applicable to sales, see note 18.

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

The net amount to be recovered, or payable, to the Tax authority is included as a sale receivable or payable in the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

Uncertainty over Income Tax Treatment –

The Company determines whether it considers each uncertain tax treatment separately or in conjunction with one or more other uncertain tax treatments based on the approach that best predicts the resolution of the uncertainty.

The Company perform judgments and estimates when there is uncertainty regarding the income tax treatments.

The Company considers that it has uncertain tax positions, particularly those related to the depreciation of fixed assets outside the scope of the feasibility study, sales commissions with unrelated companies and various computer services.

The Company determined, based on its tax compliance and transfer pricing study, that its tax treatments are likely to be accepted by the tax authorities.

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

The Company’s Management determines the policies and procedures for both recurring fair value measurement and non-recurring measurement. At each reporting date, the Company’s Management analyzes the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Company’s accounting policies.

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

Notes to the consolidated financial statements (continued)

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

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Notes to the consolidated financial statements (continued)

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

The Company reclassified Other accruals and liabilities for US$49 million in years 2019; respectively. Such items were presented together with Provision and they are now presented as a separate item “Other accruals and liabilities”. Also, the Company reclassified Provision for US$3.6 million, now it is presented in the item Trade and other payable.

	2019 As previously reported	Reclassifications	2019 Modified
	US$(000)	US$(000)	US$(000)

Consolidated Statements of financial position
Current liabilities
Trade and other payables	76,484	(3,678)	72,806
Provision	90,940	(45,623)	45,317
Other accruals and liabilities	-	49,301	49,301

Non-current liabilities
Provision	1,587,856	(305)	1,587,551
Other accruals and liabilities	-	305	305

Notes to the consolidated financial statements (continued)

In addition, the Company reclassified Other accruals and liabilities for US$21 million and US$0.2 million in the statement of cash flows and also a reclassification to present in other line the income tax expense:

	2019 As previously reported	Reclassifications	2019 Modified
	US$(000)	US$(000)	US$(000)

Consolidated Statements of cash flows
Operating activities
Provisions	30,082	(20,031)	10,051
Trade and other payables	(6,980)	(1,251)	(8,231)
Other accruals and liabilities	-	21,282	21,282
Value added tax credit and other taxes	(3,003)	(13,488)	(16,491)
Income tax collected (paid)	19,239	(19,239)	-
Income tax payable	32,201	(32,201)	-
Current income tax expense	-	64,928	64,928
Net cash and cash equivalents provided by operating activities	34,419	-	34,419

	2018 As previously reported	Reclassifications	2018 Modified
	US$(000)	US$(000)	US$(000)

Consolidated Statements of cash flows
Operating activities
Provision	(2,494)	(123)	(2,617)
Trade and other payables	1,708	320	2,028
Other accruals and liabilities	-	(197)	(197)
Current income tax expense	-	29,297	29,297
Value added tax credit and other taxes	13,856	(6,240)	7,616
Income tax payable	8,897	(8,897)	-
Income tax collected (paid)	14,160	(14,160)	-
Net cash and cash equivalents provided by operating activities	78,519	-	78,519

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

Notes to the consolidated financial statements (continued)

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

The process of estimating quantities of reserves is complex and requires making subjective decisions when evaluating all geological, geophysical, engineering and economic information available. Reviews could occur on reserve estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves could affect the carrying value of mining concessions, development costs and property, plant and equipment, the charges in result for depreciation and amortization, and the carrying amount of the provision for mine closure.

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

Notes to the consolidated financial statements (continued)

(c)	Provision for mine closure -

The Company assesses its provision for mine closure at each reporting date. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of closure activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at reporting date represents Management’s best estimate of the present value of the future closure costs required.

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

The Company assesses each asset or cash generating unit in each reporting period to determine whether any indication of impairment exists or the reversal of impairment previously recorded (e.g. fluctuation of gold prices, community relations and social license to operate). Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of (i) the fair value less costs of disposal and (ii) value in use. The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates and operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

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

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarified:

-	What is meant by a right to defer settlement.
-	That a right to defer must exist at the end of the reporting period.
-	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37:

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

Notes to the consolidated financial statements (continued)

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

IFRS 9 Financial Instruments: ’10 percent ’test fee for derecognition of financial liabilities:

As part of its 2018-2020 annual improvement process to IFRS, the IASB issued an amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different. of the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by the borrower or lender on behalf of the other. An entity applies the amendment to financial liabilities that are amended or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and early adoption is permitted. The Group will apply the modifications to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the Company applies the modification for the first time.

The management has evaluated the impact and expects that these modifications will not have a significant impact on the Company’s consolidated financial statements.

5.	Cash and cash equivalents

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)

Petty cash	22	22
Bank accounts	51,279	56,822
Term deposits (b)	819,628	761,659

	870,929	818,503

Notes to the consolidated financial statements (continued)

(b)	The term deposit balance is made up as follows:

	2020	2019
	US$(000)	US$(000)

JP Morgan	404,319	501,916
Citibank	215,073	214,282
Santander	50,114	–
BNP Paribas	50,080	45,461
Standard Chartered	50,031	–
MUFG Bank	50,011	–

	819,628	761,659

The bank accounts and term deposits yield interest at market rates. The carrying amounts approximate the fair value due to the short maturity of these balances, which are less than 90 days.

6.	Trade and other receivables, net

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)

Trade receivables, net
Foreign clients (subject to provisional pricing)	16,919	683

Other receivables
Credit of tax on net assets	21,676	23,648
Advances to suppliers	7,095	9,872
Related entities, note 24(c)	2,300	598
Tax claims	386	3,946
Other	2,728	5,247

	34,185	43,311

Allowance for expected credit losses (b)	(1,384)	(1,384)
	32,801	41,927

Total trade and other receivables, net	49,720	42,610

By maturity:
Current	28,044	18,962
Non-current	21,676	23,648

Total	49,720	42,610

Notes to the consolidated financial statements (continued)

Classification by nature:
	2020	2019
	US$(000)	US$(000)

Financial receivables	27,658	15,016
Non-financial receivables	22,062	27,594

	49,720	42,610

The trade receivables are related to concentrate sold (copper and silver by-products). At December 31, 2020 and 2019 there were no material collectability issues that required an allowance for expected credit losses on the trade receivable balance.

Trade receivables (not subject to provisional pricing) are non-interest bearing and are generally negotiated on terms of 30 days.

(b)	The allowance for expected credit losses had the following movement during the years 2020, 2019 and 2018:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Opening balance	1,384	1,384	1,384
Additions/Deductions	–	–	–

Ending balance	1,384	1,384	1,384

7.	Inventories, net

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)

Precious metals	12,559	8,021
Leach in-circuit	3,117	5,158
Mill in-circuit	2,093	1,332
Materials and supplies	41,123	45,832

	58,892	60,343

Allowance for obsolescence of materials and supplies (b)	(6,595)	(6,098)

	52,297	54,245

Notes to the consolidated financial statements (continued)

(b)	The allowance for obsolescence of material and supplies had the following movement during the years 2020, 2019 and 2018:

	2020	2019	2019
	US$(000)	US$(000)	US$(000)

Opening balance	6,098	7,515	7,076
Provision for impairment of materials and supplies	1,459	1,898	1,887
Reversal of provision for impairment of materials and supplies	(962)	(3,315)	(1,448)

Ending balance	6,595	6,098	7,515

Reversals of impaired materials are due to disposals of impaired materials that offset the accumulative provision in each period.

8.	Stockpiles and ore on leach pads, net

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)

Current portion -
Stockpiles	7,363	23,769
Ore on leach pads	124,364	139,991
Net realizable value adjustment (b)	(10,212)	(28,837)

	121,515	134,923

Non-current portion -
Stockpiles	33,088	35,888
Ore on leach pads	39,674	88,223
Net realizable value adjustment (b)	(3,075)	(19,088)

	69,687	105,023

(b)	The provision for net realizable value adjustment had the following movement during the years 2020, 2019 and 2018:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Opening balance, note 18	47,925	89,127	62,540
Provision	37,880	33,464	90,365
Reversal of provision	(72,518)	(74,666)	(63,778)

Ending balance, note 18	13,287	47,925	89,127

Provision reversals correspond to improvements of the overall long-term market conditions that reduced the gap between stockpiles and leach pads’ cost and their net realizable value.

Notes to the consolidated financial statements (continued)

9.	Financial instruments at fair value

In November 2008, the Company funded the San Jose Reservoir Trust an amount of US$13 million to ensure the continuity of the Company’s operations in the San Jose Reservoir after 2018. Such trust is irrevocable and is a separate legal entity of the Company. The grantor is the Company, the trustee is the Banco de Crédito del Perú and the beneficiary is the Company; therefore, the Company consolidates the trust.

As of December 31, 2020 and 2019, the assets in the trust amount to US$25,168 and US$24,417, respectively and are represented by financial instruments at fair value.

During the years ended December 31, 2020, 2019 and 2018, an increase in fair value of the debt instruments was recognized in other comprehensive income for the amount of US$123, and an increase of US$1,246 and a decrease US$91 during 2019 and 2018, respectively. During the years ended December 31, 2020 and 2019 the change in fair value of the investments in marketable stocks for US$(207) and US$821, respectively, were recognized as Finance income and Finance costs in the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment, net

(a)	Below is presented the movement in cost:

	Opening balance	Additions	Sales and deductions	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2020
Cost-
Land	17,053	-	-	269	17,322
Land improvements	28,982	-	-	-	28,982
Building and constructions	271,554	-	-	4,510	276,064
Machinery and equipment	216,872	-	(20,844)	14,187	210,215
Leach pads	1,817,226	-	-	12,253	1,829,479
Vehicles	9,402	-	(98)	951	10,255
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	59,262	-	-	2,232	61,494
Work in progress	436,699	143,489	-	(69,829)	510,359
Mining rights	37,521	-	-	-	37,521
Right of use asset	1,045	-	-	-	1,045
Asset retirement and mine closure	693,365	-	(4,125)	-	689,240
Stripping activity asset	151,494	-	-	35,045	186,539
Mine development	824,156	-	-	-	824,156

	4,567,187	143,489	(25,067)	(382)	4,685,227
Accumulated depreciation and amortization
Land improvements	28,315	80	-	-	28,395
Building and constructions	226,129	6,981	-	-	233,110
Machinery and equipment	184,030	18,029	(20,385)	-	181,674
Leach pads	1,694,288	40,197	-	-	1,734,485
Vehicles	8,828	49	(98)	-	8,779
Furniture and fixtures	2,560	4	-	-	2,564
Other equipment	54,132	2,291	-	-	56,423
Mining rights	29,457	-	-	-	29,457
Right of use asset	461	268	-	-	729
Asset retirement and mine closure	478,826	61,882	-	-	540,708
Stripping activity asset	147,725	1,769	-	-	149,494
Mine development	674,142	5,688	-	-	679,830

	3,528,893	137,238	(20,483)	-	3,645,648

Net cost	1,038,294				1,039,579

Notes to the consolidated financial statements (continued)

	Opening balance	Additions	Sales and deductions	Transfer/Other changes	Final balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2019
Cost-
Land	9,459	-	-	7,594	17,053
Land improvements	36,454	-	(7,472)	-	28,982
Building and constructions	298,328	-	(26,556)	(218)	271,554
Machinery and equipment	244,560	-	(46,286)	18,598	216,872
Leach pads	1,723,270	-	-	93,956	1,817,226
Vehicles	9,921	-	(1,043)	524	9,402
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	58,924	-	(3,712)	4,050	59,262
Work in progress	444,688	184,403	-	(192,392)	436,699
Mining rights	37,521	-	-	-	37,521
Right of use asset	-	1,045	-	-	1,045
Asset retirement and mine closure	534,398	158,967	-	-	693,365
Stripping activity asset	148,487	-	-	3,007	151,494
Mine development	760,647	-	-	63,509	824,156

	4,309,213	344,415	(85,069)	(1,372)	4,567,187

Accumulated depreciation and amortization
Land improvements	35,583	101	(7,369)	-	28,315
Building and constructions	247,979	5,702	(26,579)	(973)	226,129
Machinery and equipment	204,255	21,780	(42,978)	973	184,030
Leach pads	1,656,002	38,286	-	-	1,694,288
Vehicles	9,855	16	(1,043)	-	8,828
Furniture and fixtures	2,556	-	-	-	2,556
Other equipment	56,522	1,326	(3,712)	-	54,136
Mining rights	29,457	-	-	-	29,457
Right of use asset	-	461	-	-	461
Asset retirement and mine closure	424,008	54,818	-	-	478,826
Stripping activity asset	146,058	1,667	-	-	147,725
Mine development	656,484	17,658	-	-	674,142

	3,468,759	141,815	(81,681)	-	3,528,893

Net cost	840,454				1,038,294

Additions to work in progress is primarily related to development of the Sulfides Project in 2020 and development of the Quecher Main project in 2019. As of December 31, 2020, the Company does not have material commitments related to these projects.

The depreciation and amortization expense for the year ended December 31, 2020 and 2019 was recorded in the “Cost applicable to sales” caption in the consolidated statement of comprehensive income.

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

In December 2018, the Company performed a formal evaluation of its cash generating units and concluded that there were no impairment indicators to such date.

During 2019, the Company’s Management identified as an impairment indicator the significant increase of the asset retirement and mine closure, as a result the Company determined the recoverable amount for its CGU Yanacocha. Regarding to CGU Conga the Management did not identify any important indicator. As a result of this analysis, the Company concluded that no additional impairment loss on CGU Yanacocha was required to be recorded as the recoverable amount exceeded the carrying amount of the CGU’s assets.

In December 2020, the Company performed a formal evaluation of its cash generating units and concluded that there are indicators of reversal of impairment of its Yanacocha CGU and impairment indicators in its Conga CGU, therefore it determined the recoverable value of both CGUs. As a result of this analysis the Company concluded that no reversals of impairment loss on either of its’ CGU as the recoverable amount was slightly higher to the carrying amount of the CGU’s assets; however, due to de sensitive of the cash flows to the discount rate, long term prices and the term of the cash flows, the Management has concluded that there is not appropriate recognized a reversal for the CGUs.

In assessing whether impairment or reversal of impairment was required, the carrying value of the asset or CGU was compared with its recoverable amount. The recoverable amount is the higher of (i) the CGU’s fair value less costs of disposal (FVLCD) and (ii) value in use (VIU). Given the nature of the Company’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. Consequently, the recoverable amount for each CGU was estimated based on estimated discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. These cash flows were discounted using a real pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Estimates included quantities of recoverable minerals, production levels, operating costs and capital requirements and sourced from the planning process, including the life of mine (LOM) plans, business plan and CGU-specific studies.

Key assumptions used for the impairment testing as of December 31, 2020:

The determination of value in use was most sensitive to the following key assumptions:

-	Production volumes.
-	Commodity prices.
-	Discount rate.
-	Cost/operating income

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

Estimated prices for the current and long-term periods that have were used to estimate future revenues were as follows:

	Current	Long-term
	US$	US$

Gold (per ounce)	1,876	1,500
Copper (per pound)	3.1	3.0

Discount rate: In calculating the value in use, a pre-tax discount rate in a range of 8. 9% to 9.4% was applied to the Yanacocha pre-tax cash flows, as for the Conga pre-tax cash flows a discount rate in a range of 9.38% to 10.36%. This discount rate was derived from the Company’s pre-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

Cost/operating income

For Yanacocha’s CGU, costs are determined based on the Company’s cost structure and the mining plan for the following years and based on the approved prefeasibility model of Sulfides project. For Conga the cost are determined according to the prefeasibility model.

Notes to the consolidated financial statements (continued)

Sensitive Analysis

When determining the value-in-use of the CGUs’ Yanacocha and Conga, management estimated a pre-tax discount rate between 8.9%-9.4%, and 9.4%-10.4%, respectively. WACC is a key assumption in the determination of the recoverable amounts, and changes in WACC would impact the recoverable amounts as follows:

Yanacocha (in millions of US Dollars)

WACC	8.9%	9.4%
-0.5%	125	54.5
+0.5%	(14)	(77)

Conga (in millions of US Dollars)

WACC	9.4%	10.4%
-0.5%	132	(30)
+0.5%	(33)	(158)

11.	Trade and other payables

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	44,977	45,671
Related entities, note 24(c)	12,374	11,426

	57,351	57,097

Other payables
Remuneration and similar benefits payable	4,649	7,818
Other taxes payable	4,097	5,195
Royalties payable to the Peruvian State	2,548	2,696
	11,294	15,709

	68,645	72,806

(b)

Trade payables arise mainly from the acquisition of materials, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest, are not secured and are mostly denominated in U.S. dollars.

12.	Provisions

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)
Provisions
Provision for mine closure and exploration projects (b)	1,738,428	1,608,380
Provision of social responsibility (c)	16,609	18,326
Other provisions	7,352	6,162

	1,762,389	1,632,868

Notes to the consolidated financial statements (continued)

	2020	2019
	US$(000)	US$(000)

Classification by maturity:
Current portion	101,786	45,317
Non-current portion	1,660,603	1,587,551

	1,762,389	1,632,868

(b)	Provision for mine closure and explorations projects -

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

The provision for mine closure comprises activities to be carried out by the Company in the restoration of mines and adjacent areas in the completion stage of the gold extraction process. Such activities include the restoration of mining locations, water treatment plant operations, as well as reforestation and land treatments.

The movement of the provision for mine closure for 2020, 2019 and 2018 is broken down as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Opening balance	1,608,380	1,294,464	1,234,731
Additional provisions	120,655	301,096	43,560
Payments	(22,656)	(23,889)	(19,842)
Unwinding of discount, note 22	32,049	36,709	36,015

Ending balance	1,738,428	1,608,380	1,294,464

Classification by maturity
Current portion	92,706	39,156	19,325
Non-current portion	1,645,722	1,569,224	1,275,139

	1,738,428	1,608,380	1,294,464

The provision for mine closure and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2020 and 2070.

There were minimal changes to the updated closure plan in 2017 prior to submitting to Peruvian regulators in September 2017. The regulators completed their review and approved the updated closure plan in November 2017.

Notes to the consolidated financial statements (continued)

During the years ended December 31, 2020, 2019 and 2018, the Company recorded an increase to the reclamation liability of US$121 million, US$301 million and US$44 million, respectively. The update to the reclamation obligation resulted in an decrease to the recorded asset retirement cost asset of (US$4) million (US$159 million and US$27.2 million in 2019 and 2018, respectively) related to the producing portions of the mine (see note 10) and a non-cash charge to reclamation expense for the year ended December 31, 2020 of US$124 million (US$142 million and US$16.3 million as December 31, 2019 and 2018, respectively) related to the areas of Carachugo, Yanacocha, Maqui Maqui and Cerro Negro operations no longer in production (see note 18). The increase of the 2020 reclamation obligation is mainly due to higher water treatment costs, whereas in 2019 the increase was mainly due to new disturbance costs from the Quecher Main project and changes in the labor cost estimate. The discount rates used in the calculation of the provision as December 31, 2020, 2019 and 2018 were between 0.4% and 6.0%.

(c)	Provision of social responsibility -

The provision of social responsibility relates to community commitments to develop projects near the mine site, including training and support for other activities such as building infrastructure and donations.

The movement of the provision for social responsibility for 2020, 2019 and 2018 is broken down as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Opening balance	18,326	18,010	21,689
Additional provisions	-	888	-
Payments	(6)	(572)	(3,679)
Corrections	(1,711)	-	-

Ending balance	16,609	18,326	18,010

Classification by maturity
Current portion	1,728	761	8,351
Non-current portion	14,881	17,565	9,659

	16,609	18,326	18,010

13.	Other accruals and liabilities

(a)	This caption is made up as follows:

	2020	2019
	US$(000)	US$(000)

Accrual of capital expenditure	20,147	8,139
Workers’ profit sharing payable (b)	17,311	12,793
Interests payable, see note 23	16,840	16,840
Accrual of operating costs (c)	15,938	11,238
Lease liabilities	330	596

	70,566	49,606

Classification by maturity:
Current portion	70,526	49,301
Non-current portion	40	305

	70,566	49,606

Notes to the consolidated financial statements (continued)

(b)	Accrual of operating cost -

The accrual of operating cost relates to the accruals of services received by the Company as part of its operations that were pending to be invoiced such as power, maintenance, contractors and others.

(c)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Company maintains an employee profit sharing plan equal to 8% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

14.	Debt instruments

On June 14, 2018, the Company approved the sale of 63,922,565 shares of Minera Yanacocha, S.R.L. to Summit Global Management II BV, a wholly-owned subsidiary of Sumitomo Corporation (Sumitomo) for a consideration of US$47,911. The transaction resulted in Sumitomo owning 5% of Minera Yanacocha, S.R.L. with Newmont Second Capital Corporation and Buenaventura’s ownership percentages decreasing to 51.35% and 43.65%, respectively.

Under the terms of the transaction, Sumitomo has the option to require the Company to repurchase the 5% interest in Minera Yanacocha, S.R.L. if the Yanacocha Sulfides project does not adequately progress by June 2022 or if the project is approved with an incremental rate of return below a contractually agreed upon rate. Under the terms of the sales agreement, the cash paid by Sumitomo at closing has been placed in an escrow for repayment in the event the option is exercised. As of December 31, 2020 and December 31, 2019, the Company holds US$48,752 and US$48,617, respectively in an escrow account with Citibank New York and generates interest at a market rate. This balance is included in the caption Restricted Cash in the consolidated statement of financial position. The restricted cash is not available to finance the Company’s day-to-day operations and, therefore, has been excluded from cash and cash equivalents for the purposes of the consolidated statement of cash flows. It has been disclosed as a non-current asset.

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

The value of the compound instrument as of December 31, 2020 and December 31, 2019 amounts to US$45,423 and US$43,927, respectively. For the years ended December 31, 2020, 2019 and 2018 the unwinding of the discount was recognized in the caption “Finance costs” in the consolidated statement of comprehensive income for an amount of US$1,497, US$1,497 and US$1,497, respectively, see note 22.

15.	Partners’ equity

(a)	Partners’ contributions -

As of December 31, 2020 and December 31, 2019, Partners’ contributions comprise 1,214,528,739 common partnership interests at par value of one Peruvian Sol each, fully subscribed and paid-in (equivalent to US$398,216 at the historical exchange rate). Such partnership interest includes 656,484,745 common partnership interests that are owned by foreign investors.

On December 21, 2017, Minera Yanacocha purchased back 63,922,565 partnership interests owned by International Finance Corporation (IFC) for US$47,911, which represented 5% of the capital stock of the Company. On February 19, 2018, the Board of the partners approved the reduction of 63,922,565 of the common partnership interests equivalent to US$19,711. On June 14, 2018, the Board of the partners approved the sale of 63,922,565 partnership units to Summit Global Management II BV, see note 14.

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

Notes to the consolidated financial statements (continued)

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

(c)	Dividends declared and paid -

During the years 2020, 2019 and 2018, no dividend distribution was made.

16.	Tax Situation

(a)	Current tax regime -

The Company and its subsidiary are subject to the Peruvian tax regime. The main tax regulations issued in recent years were the following:

-	On March 31, 2020, Superintendence Resolution 066-2020/SUNAT was published in which new default monthly interest rates were established effective April 1, 2020. The default interest rate in national currency changes from 1.2% to 1% and in the case of foreign currency it changes from 0.6% to 0.5%. Likewise, interest rates for the return of undue or excess payments in national currency (soles) change from 0.50% to 0.42% and in the case of foreign currency (US Dollars) change from 0.30% to 0.25%. Finally, the interest rate on returns due to withholding and/or non-applied perceptions of VAT changes from 1.2% to 1%.

-	Peru’s Executive Power issued Supreme Decree 086-2020-EF on April 21, 2020, modifying the requirements for deducting “wasted goods” for income tax purposes. The Company compliance the requirements of the law about destructions for year 2020.

-	On May 10, 2020, Peru’s Executive Power enacted Legislative Decree 1488, establishing special depreciation rules. This measure responds to the COVID-19 crisis. Legislative Decree 1488 is effective January 1, 2021.

Notes to the consolidated financial statements (continued)

In Law 31107, published in the Official Gazette on 31 December 2020, the Peruvian Government permits taxpayers to elect to apply the 20% depreciation rate (rather than the 5% rate) under the special depreciation regime for buildings and construction. Under prior law (Legislative Decree 1488), the 20% rate automatically applied if the following requirements were met: (i) the construction began January 1, 2020 and (ii) 80% or more of the work was completed by December 31, 2020. Once made on the annual tax return, the election to apply the 20% rate is irrevocable.

In addition, for data processing equipment, machinery and equipment and ground transport vehicles acquired in 2020 and 2021, the law has stated that

i.	For data processing equipment (Slot machines excluded) a maximum tax depreciation rate of 50%.

ii.	Machinery and equipment (mining equipment not included) a maximum tax depreciation rate of 20%.

iii.	In the case of vehicles used by companies authorized to provide the service of transport of persons and/or goods, ground transport vehicles (except railways) which have a technology of higher environmental requirement than that provided for vehicles with EURO IV, Tier II and EPA 2007 technology are included in the new regimen a maximum tax depreciation rate of 33.3%.

iv.	Ground transport vehicles (except railways) of natural gas are included in the new regimen a maximum tax depreciation rate of 50%.

This law takes effect from January 1, 2021. This changed law will be applied to Company.

-	Since January 1, 2019, the applicable treatment of royalties and remuneration for services rendered by non-domiciled was modified (Legislative Decree No. 1369).

-	The rules that regulate the obligation of legal persons and / or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established.

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

The Company has entered into the following tax stability agreement with a term of 15 years:

Mine	Effective	Date of the Tax Agreement	Tax Regimes in Force

La Quinua	January 1, 2004	August 25, 2003	August 25, 2003

Notes to the consolidated financial statements (continued)

The La Quinua tax stabilization guaranteed the Company's use of the tax regime shown in the table above and permitted maintenance of its accounting records in U.S. dollars for tax purposes, which expired on January 1, 2019.

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

(c)	Years open to tax review -

As general rule , during the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Company.

However,  in year 2020 the prescription period was suspended due to the declaration of the state of emergency and social isolation (quarantine), this issue was confirmed by the Tax Authority in reports No. 031-2020 and No. 039.2020, considering this tax return of fiscal year 2015 is still be open for examination until March 2021.  In that regard, the tax returns of the years 2015 to 2020 are open to assessment. The fiscal year 2014 is under examination by the Tax Authority (SUNAT).

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

Pursuant to this legislation, the mining royalty is payable quarterly based on sales and operating profit. The royalty amount due is 1% of revenue. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate of 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. During 2020, 2019, and 2018, the amounts included in cost of production related to mining royalties were US$6,167 US$7,360 and US$1,273, respectively. During 2020 and 2019, the amount included in mining tax expense related to mining royalties were US$55 and US$1,563 and during 2018 there was no amount included in mining tax expense.

(ii)	Law No. 29789, Special Mining Tax

The Special Mining Tax (IEM) applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit.

Notes to the consolidated financial statements (continued)

The rate varies depending on the level of operating profit. During the years ended December 31, 2020, 2019 and 2018 the amounts included in income and mining tax expense were US$5,065, US$9,702 and US$592, respectively.

(iii)	Law No. 29790, Special Mining Burden

The Special Mining Burden (GEM) applies to mines covered by a tax stabilization agreement. The GEM is payable on a quarterly basis with rates ranging from 4% to 13.12% of operating profit. The rate varies depending on the level of operating profit margin. The GEM applied to operations at La Quinua in 2018 and 2017. This resulted in US$8,230 and US$3,526, respectively, of additional Income and mining tax expense. Due to that the tax stabilization agreement expired on January 1, 2019, Special Mining Burden was not declared in 2019 and 2020.

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

The new pension fund tax is calculated based on annual income and is payable quarterly. During the years ended December 31, 2020, 2019 and 2018 the amounts included in Income and mining tax expense amounted to US$868, US$728 and US$39, respectively.

Notes to the consolidated financial statements (continued)

(f)	Peruvian income tax -

The Company's income tax provision consisted of the following:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Current Peruvian income tax	51,197	42,978	12,701
Royalties and mining taxes	5,065	11,444	8,888
Income tax from prior years (refunds)/payments	(1,712)	8,459	8,269
Other taxes	1,363	993	510
Income tax prior years refunds (*)	(2,895)	(3,002)	-
Fines from previous years	-	4,056	-
Current income tax expense	53,018	64,928	30,368
Deferred income tax benefit	-	-	(1,071)

Income tax expense	53,018	64,928	29,297

(*)	Tax refunds were obtained through tax courts resolutions regarding to outstanding tax claims of the income tax payments performed on year 2008 recognized in 2020 and performed on year 2004 recognized in 2019.

(g)	Deferred income tax asset -

As of December 31, 2020 and 2019, the Company maintains a deferred income tax asset for US$1,071 recorded in year 2018. The recognized deferred income tax asset corresponds entirely to additional tax credits that can be recovered by reducing the income tax paid of open periods subject to review of the tax authority. The Company has temporary differences that make up a deferred income tax asset for US$1.1 billion, this deferred income tax asset has not been recognized as management believes that there are no probable sufficient taxable profit in future periods nor evidence of tax planning opportunities to support the recognition of this temporary differences as income tax assets.

The Company has temporary differences that make up a deferred income tax asset for US$1.1 billion, this deferred income tax asset has not been recognized as management believes that there are no probable sufficient taxable profit in future periods nor evidence of tax planning opportunities to support the recognition of this temporary differences as income tax assets.

Notes to the consolidated financial statements (continued)

(h)	Reconciliation of income tax expense (benefit) –

Below is a reconciliation of tax expense and the accounts profit multiplied by the statutory tax rate for the years 2020, 2019 and 2018:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Loss before income tax	(112,431)	(30,329)	(52,220)
Peruvian statutory tax rate	29.5%	29.5%	29.5%
Income tax income	(33,167)	(8,947)	(15,405)
Valuation allowance on deferred tax asset	57,131	46,473	23,771
Effect of change in translation to US dollars	23,075	(4,217)	-
Royalties and Mining taxes	5,065	11,444	8,888
Credit of Royalties and Mining taxes	(1,494)	(3,376)	(2,622)
Non-deductible expenses	7,015	13,837	6,572
Ruling on a tax case from 2007-2009	(2,895)	-	-
Income tax prior years (refunds) / payments	(1,712)	8,459	8,269
Difference in income tax rate applicable to La Quinua at 29%	-	-	(176)
Ruling on a tax case from 2004	-	(2,801)	-
Fines from prior years, note 24	-	4,056	-

Total income tax expense	53,018	64,928	29,297

(j)	As of December 31, 2020, the Company determined a current income tax payable of US$39,604 (Income tax payable of US$20,276 as December 31, 2019) and mining taxes payable for US$2,425 (US$2,877 as December 31, 2019). The current income tax payable of year 2020 includes the current income tax offset by the credits of the period. No contingencies were recognized in 2020.

17.	Revenue from contracts with customers

(a)	The Company’s revenues are mainly from sales of gold ounces. The table below presents the sales to customers by geographic region:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Sales and services by geographic region:
Metal sales
Europe (Switzerland)	590,002	734,526	518,664
America	1,135	-	139,989
Singapore	1,257	-	-

	592,394	734,526	658,653

(b)	Other operating revenue is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Copper and silver in concentrate	27,765	4,098	20,442
Others	3	678	1,523

	27,768	4,776	21,965

Notes to the consolidated financial statements (continued)

For the year ended December 31, 2020, 2019 and 2018, the amount of the subsequent changes in fair value of the trade receivable were US$583, US$176 and US$15, respectively and are presented as part of the caption “Copper and silver in concentrate”.

(c)	Concentration of sales -

In 2020, the 100% of Dore sales were performed to Royal Bank of Canada consigned to Argor Hereaus (Switzerland), the 100% of concentrate sales performed to Ocean Partners, and, during the last quarter of 2020, carbon fines sales to Trafigura. As of December 31, 2019, 100% of sales was performed to Royal Bank of Canada consigned to Argor Hereaus (Switzerland) and no copper concentrate sales performed during the period.

The Company’s sales of gold and silver and copper concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have long-term sales contracts with the Company for the supply of the production from the Company’s mines.

Notes to the consolidated financial statements (continued)

18.	Costs applicable to sales

(a)	This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and in-process	302,382	341,213	345,489
Beginning balance of provision for net realizable value, note 8(b)	(47,925)	(89,127)	(62,540)
Royalties to related parties, note 1(a) and note 24	18,638	22,297	20,385
Mining royalties to the government	7,570	9,255	2,875
Consumption of supplies	138,041	200,036	215,863
Personnel expenses	61,298	72,325	82,645
Other services	31,864	41,120	43,671
Maintenance	17,415	26,645	22,585
Power	20,241	23,619	24,203
Depreciation and amortization, note 2.4(k) and note 10	140,252	144,862	156,212
Workers' profit sharing	17,199	12,804	3,837
Incremental costs related to COVID-19 pandemic and care and maintenance (c)	43,672	-	-
Provision for mine closure, note 12(b)	124,780	142,129	16,285
Ending balance of provision for net realizable value, note 8(b)	13,287	47,925	89,127
Ending balance of finished goods and in-process	(222,258)	(302,382)	(341,213)

	666,456	692,721	619,424

(b)	For the years ended December 31, 2020, 2019 and 2018, the cost of inventories recognized in cost of sales was US$299,955, US$326,790 and US$327,459, respectively.

(c)	The Company recognized charges totaling US$43.7 million for the year ended December 31, 2020, associated with the COVID-19 pandemic and revised operating plans. These charges, none of which were capitalized into inventory, are made up as follows

For the year ended to December 31, 2020
US$(000)

Incremental costs (i)	27,157
Personnel expenses (i)	11,446
Labor expenses (ii)	5,069
43,672

(i)	Represents incremental costs associated with care and maintenance status as part of Peru’s declaration of a National Emergency as a result of the COVID-19 outbreak, which restricted the Company’s operations. The costs primarily include labor costs (US$14.3 million), services (US$9.5 million) and other costs (US$3.3 million).

Notes to the consolidated financial statements (continued)

(ii)	Expenses associated to the implementation of the Surveillance, Prevention and Control Plan as part of gradual resumption of operations. Refer to Note 1(c) for additional information.

(iii)	Represents mainly payroll premiums distributed to employees.

19.	Operating expenses, net

This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Exploration and advanced projects	19,279	33,669	62,643
Severance program	4,454	2,210	8,678
Social responsibility commitments	6,730	250	-
Write-off of fixed assets	460	1,204	-
Cost of sales from the sale of fixed assets	30	2,092	5,445
Tax fine	11	2,019	3,954
Revenue from sale of fixed assets	(40)	(8,088)	(4,821)
Others, net	3,398	2,631	256
	34,322	35,987	76,155

20.	Administrative expenses

This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Management expenses, note 24	874	1,341	1,317
Other	353	403	1,466

	1,227	1,744	2,783

Notes to the consolidated financial statements (continued)

21.	Selling expenses

This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Selling expenses	1,412	1,719	1,551
Other	510	3	1,076

	1,922	1,722	2,627

22.	Finance costs

This caption is made up as follows:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Unwinding of the discount of the provision for mining closure, note 12(b)	32,049	36,709	36,015
Commissions of guarantee letters	3,153	2,485	2,113
Unwinding of debt instruments, note 14	1,497	1,497	735
Interests on tax contingency and others, see note 23	–	16,938	161
	36,699	57,629	39,024

23.	Commitments and contingencies

Unitization of properties -

In December 2000, as a result of the unitization plan carried out by the Partners, the Company signed several asset transfer and mining usufruct agreements with related entities. The main conditions are:

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

Notes to the consolidated financial statements (continued)

Legal proceedings -

Conga project Constitutional claim -

On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against the Ministry of Energy and Mines and Yanacocha requesting the Court to order the suspension of the Conga project as well as to declare not applicable the October 27, 2010, directorial resolution approving the Conga project Environmental Impact Assessment (EIA). On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds finding that: (i) plaintiffs had not exhausted previous administrative proceedings; (ii) the directorial resolution approving the Conga EIA is valid, and was not challenged when issued in the administrative proceedings; (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment and; (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proofs presented by the plaintiff. Yanacocha has answered the claim. Neither the Company nor Yanacocha can reasonably predict the outcome of this litigation.

The Company has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

Environmental -

The Peruvian Agency in charge of conducting environmental evaluations and audits is the OEFA, the Environmental Assessment and Enforcement Agency, this institution conducts periodic supervision of the Yanacocha mine. From 2011 to 2020, the OEFA issued notifications of alleged breaches of Yanacocha's environmental standards and environmental management instruments, related to past supervisions. OEFA has resolved identified findings that do not translate into environmental deterioration as a result of some bad practice in the Yanacocha operation. The experience with OEFA, in the case of finding administrative responsibility to Yanacocha, results in a corrective action, in addition to imposing a fine that is calculated by the avoided cost capitalized on the date of issuance of the directorial resolution, multiplied by potential factors of environmental impact. The presumed offenses identified by the OEFA currently range from zero to 33,676 units (UIT), each tax unit being equivalent to approximately US$1,194 based on the current exchange rate with a potential fine for matters pending resolution from (US$0 to US$40,209). Yanacocha is responding to all notifications of alleged violations, but cannot reasonably predict the outcome of the agency's allegations.

The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this contingency, which it does not consider probable.

Notes to the consolidated financial statements (continued)

Open tax procedures -

The Tax Authority has the right to examine, and, if necessary, amend the Company’s income tax provision for the last four years. The Company’s income tax filings for the years 2016 through 2019 are open to examination by the tax authorities. However, due to the fact that SUNAT could not carry out its inspection tasks during the quarantine period, the calculation of the statute of limitations was suspended for the 2015 period; In this sense, the prescription for this period (2015) would expire the last week of March 2021, approximately. For value added tax, the periods open for examination are December 2016 through 2020. Regarding the referred quarantine period, the calculation of the statute of limitations related to the value added tax also was suspended for December 2015 to November 2016; In this sense, the prescription for those periods would expire the last week of March 2021, approximately. To date, National Tax Supervisor “SUNAT” has concluded its review of the Company’s tax exams through the year 2013. Fiscal year 2014 is under review by the tax authority (SUNAT). For years 2002 -2003, the Company is in the claim and appeal process.

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

Notes to the consolidated financial statements (continued)

Tax Dispute related to the amortization of the contractual rights –

In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the tax court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the tax court in favor of Yanacocha. However, in November 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge was selected to issue a decision and the parties conducted oral arguments in April 2019. In early February 2020, the additional judge ruled in favor of the tax authority, finalizing a decision of the Peru Supreme Court against Yanacocha. As a result of the decision, the amount of US$29 was recognized as of December 31, 2019 (see note 16(f) and note 22) , but Yanacocha filed two actions objecting to potential excessive interest and duplicity of criteria of up to US$60 and US$81, respectively. It is not possible to fully predict the outcome of this litigation.

Letters of Guarantee -

The Company has signed Letters of Guarantee with various financial institutions in accordance with the Mine Closure Regulation approved by Supreme Decree No. 033-2005 of the Ministry of Energy and Mines. The table below sets out the outstanding signed commitments at year ends by financial institution.

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Scotiabank	259,027	253,317	235,000
Pacífico Zurich	200,000	200,000	-
La Positiva	70,000	70,000	-
Rimac (Travelers)	60,000	60,000	-
Santander	25,000	-	-
MUFG Bank	25,000	-	-
Banco de Credito del Peru (a)	-	-	114,251
BBVA Continental	-	-	190,000

	639,027	583,317	539,251

(a)	Letters of guarantee of Banco de Credito del Peru include US$6,321 related to San Jose Reservoir Trust in 2017. In 2020 and 2019 letters of guarantee were not required.

Letters of guarantee shall come into force if the Company fails to execute in whole or in part the mine closure plan.

Notes to the consolidated financial statements (continued)

24.	Transactions with related parties

(a)	The main transactions carried out by the Company with its related parties in the years 2020, 2019 and 2018 were:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Royalties accrued:
Affiliates:
S.M.R.L. Chaupiloma Dos de Cajamarca, note 18 and 1(a)	18,638	22,297	20,385
Services rendered by:
Affiliates:
Newmont Peru S.R.L. (management services) (b)	9,017	10,729	12,837
Newmont International Services	5,264	10,822	5,181
Newmont USA Limited	10,214	4,118	5,381

(b)	Management services including key personnel are provided by a related party.

(c)	As a result of the transactions indicated in the paragraph (a), the Company had the following accounts receivable and payable from and (or) to affiliates:

	2020	2019
	US$(000)	US$(000)

Balance receivable from related parties, note 6
Newmont International Services Limited	1,431	168
Newmont USA Limited	435	144
Oroplata S.A.	254	-
Suriname Gold Company	-	135
NVL, USA Limited, Delaware	156	102
Newmont Peru S.R.L.	22	26
Newmont Global Employment Limited	5	20
Others	(3)	3
	2,300	598
Balance payable for related parties, note 11
S.M.R Chaupiloma Dos de Cajamarca	4,596	4,863
Newmont International Service Limited	4,227	3,297
Newmont Peru S.R.L.	1,033	1,101
Newmont Technologies Limited.	142	1,042
Newmont USA Limited.	2,366	1,034
Newmont US Carlin Limited	-	3
Others	10	86
	12,374	11,426

AII the balances above are of current maturity, have no specific guarantees and are not interest bearing.

For the years ended December 31, 2020, 2019 and 2018, there is no allowance for expected credit losses related to related parties accounts.

Notes to the consolidated financial statements (continued)

25.	Financial - risk management objectives and policies

The Company’s operations are exposed to certain financial risks: some market risks (foreign exchange risk, interest rate risk and price risk, credit risk and liquidity risk). The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The most important aspects in risk management are the following:

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

The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in Canada and operate in largely independent markets. The Company's products (refined gold dore) are negotiated in international markets being subject to the global demand, as a result it does not concentrate risks related to limited number of clients. The Company counts with counterparties with high credit-rating, and have not had any significant default event arising from risk concentration.

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

Set out below is the information about the credit risk exposure on the Company’s trade and other receivables:

		Days past due			Total US$(000)
	Current US$(000)	< 30 days US$(000)	30 – 90 days US$(000)	> 90 days US$(000)

As of December 31, 2020
Trade receivables	-	21,274	2,797	4,971	29,042
Expected credit loss rate	-%	-%	-%	27.84%	4.77%
Expected credit loss	-	-	-	(1,384)	(1,384)
Total	-	21,274	2,797	3,587	27,658
As of December 31, 2019
Trade receivables	-	5,047	7,976	3,377	16,400
Expected credit loss rate	-%	-%	-%	40.98%	8.44%
Expected credit loss	-	-	-	(1,384)	(1,384)
Total	-	5,047	7,976	1,993	15,016

(c)	Liquidity risk -

Management administrates its exposure to liquidity risk through financing from internal operations, Company's partners and maintaining good relationships with local and foreign banks in order to maintain adequate levels of credit available. The Company currently has no existing bank lines of credit.

Notes to the consolidated financial statements (continued)

The following table represents the analysis of the Company’s financial liabilities, considering the remaining period to reach such maturity as of the consolidated statement of financial position date (see notes 11 and 12):

	2020
	Less than 1 year	Between 1 to 2 years	Between 2 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Trade accounts payable – domestic suppliers	44,977	-	-	44,977
Debt instruments	-	-	45,423	45,423
Trade accounts payable - Related parties	12,374	-	-	12,374
Leases liabilities	290	40	-	330

	57,641	40	45,423	103,104

	2019
	Less than 1 year	Between 1 to 2 years	Between 2 to 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Trade accounts payable – domestic suppliers	45,671	-	-	45,671
Debt instruments	-	-	43,927	43,927
Trade accounts payable - Related parties	11,426	-	-	11,426
Leases liabilities	291	305	-	596

	57,388	305	43,927	101,620

(d)	Capital risk management -

The Company's objectives for managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide expected returns for partners and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Notes to the consolidated financial statements (continued)

The Company manages its capital structure and makes adjustments to meet the changing economic market conditions. The Company's policy is to fund all projects of short and long term with their own operating resources. To maintain or adjust the capital structure, the Company may change the policy of paying dividends to shareholders, return capital to shareholders or issue new shares. No formal dividend policy exists. The financial position of the Company is as follows:

	2020	2019
	US$(000)	US$(000)

Debt and accounts payables	226,333	188,896
Leasing	330	596
Less cash and short-term deposits	(870,929)	(818,503)
Net debt	(644,266)	(629,011)

Total liquidity	870,929	818,503

(e)	Fair value measurement -

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

There were no transfers between Level 1and Level 2 during 2019.

The Company's impairment model uses valuation techniques to determine the WACC. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates as such is classified within Level 2 of the fair value hierarchy.

Notes to the consolidated financial statements (continued)

Carrying value versus fair value

Set out below is a comparison of the carrying amount and fair value of the Company’s financial instruments, other than those which carrying amounts are reasonable approximation of fair value:

	Carrying amount		Fair value
	2020	2019	2020	2019
	US$(000)	US$(000)	US$(000)	US$(000)
Financial assets:

Trade and other receivables, net	27,658	15,016	27,658	15,016
Restricted cash	48,752	48,617	49,042	50,353
Financial assets at fair value	21,676	23,648	21,676	23,648
	98,086	87,281	98,376	89,017

	Carrying amount		Fair value
	2020	2019	2020	2019
	US$(000)	US$(000)	US$(000)	US$(000)
Financial liabilities:

Debt instrument	45,423	43,927	47,479	45,633
	45,423	43,927	47,479	45,633

Management assessed that the fair values of cash and short-term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to short-term maturities of these instruments. Trade receivables subject to provisional pricing are already carried at fair value.

26.	Summary of significant differences between accounting principles followed by the Company and U.S. Generally Accepted Accounting Principles (U.S. GAAP)

The Company's financial statements have been prepared in accordance with International Financial Reporting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 27 and are principally related to the items discussed in the following paragraphs:

(a)	Impairment -

Under IFRS, the Company estimates the recoverable amount of an asset whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of (i) the fair value less costs of disposal and (ii) its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Impairment loss previously recorded is reversible in subsequent periods under certain conditions.

Notes to the consolidated financial statements (continued)

Under IFRS, the Company recorded in 2013 and 2016 an impairment loss related to its Conga and Yanacocha CGU for US$1,126,543 and US$1,342,645, respectively. In 2020, 2019, and 2018, the Company did not recognize any impairment losses.

Under U.S. GAAP, the Company used undiscounted cash flows to perform an impairment evaluation. In December 2020, the Company performed a formal evaluation of its cash generating units and concluded that there are indicators of reversal of impairment of its Yanacocha CGU and impairment indicators in its Conga CGU, therefore it determined the recoverable value of both CGUs. As a result of this analysis the Company concluded that no reversals of impairment loss on either of its’ CGU as the recoverable amount was slightly higher to the carrying amount of the CGU’s assets; however, due to de sensitive of the cash flows to the discount rate, long term prices and the term of the cash flows, the Management has concluded that there is not appropriate recognized a reversal for the CGUs. In 2019 and 2018, no impairment indicators were identified for its Yanacocha and Conga CGU. In 2016, the Company recorded an impairment loss related to its Yanacocha CGU for US$933,200.

For reconciling the net income/loss and net equity from U.S. GAAP to IFRS, the Company eliminates the higher depreciation recorded under U.S. GAAP corresponding to the impaired assets under IFRS.

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

Under IFRS, the liability is measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability), see note 2.4(l).

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

Under U.S. GAAP, there are no requirements of update the discount rate.

(d)	Inventories -

Under IFRS, the cost of inventory mainly includes a lower depreciation as a result of the reduced value of property, plant and equipment due to the impairments recorded in prior years, the impact of the stripping activity asset and workers' profit sharing.

Notes to the consolidated financial statements (continued)

Under U.S. GAAP, the cost of inventory is affected by a different depreciation since the impairment recognized under U.S. GAAP is different than the one recognized under IFRS. According to U.S. GAAP, the workers' profit sharing is excluded of the inventory costing.

(e)	Contingencies -

Under IFRS, a provision is recognized when:

•	An entity has a present obligation (legal or constructive) as a result of a past event.
•	It is probable that an outflow of resources will be required to settle the obligation.
•	A reliable estimate of the obligation can be made.

For the purposes of IAS 37, “probable” is defined as more likely than not and refers to a probability of greater than 50%.

Under U.S. GAAP, a loss contingency is recognized if both of the following conditions are met: It is probable (likely to occur) that an asset had been impaired or a liability has been incurred. The amount of loss can be reasonably estimated. The meaning of “probable” under ASC 450 is “the future event or events are likely to occur” (generally interpreted as between 70%-80%).

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

Under U.S. GAAP, the shares held by Sumitomo are classified as temporary equity – contingently redeemable non-controlling interest (“CRNCI”) according ASC 480-10-S99-3A; as a long as the option is not expired or it is exercised the CRNCI is recorded at fair value of inception which was determined to be equal to the purchase price.

(g)	Subsequent events -

Under IFRS, the settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period is an adjusting event after the reporting period.

During 2019, under IFRS the Company recognized a liability in tax payable, interest and fines for US$29 million related to a court case in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, including the amount of the income tax to pay and the additional penalties and interests. See Note 23.

Under U.S. GAAP, a change in facts after the reporting date but before the financial statements are issued or are available in relation to a tax position which is effectively settled through litigation shall be recognized in the period in which the change in facts occurs, therefore the Company recognized the tax claim in the first quarter of 2020.

(h)	Deferred income tax -

The differences between U.S. GAAP and IFRS are re-measurements that lead to different temporary differences. The Company has to account for such differences.

As the Company does not recognize deferred income tax assets based on its recoverability analysis, there is no differences to reconcile.

Notes to the consolidated financial statements (continued)

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

As the Company does not recognize deferred workers’ profit sharing assets based on its recoverability analysis in U.S. GAAP, there is no differences to reconcile.

27.	Reconciliation between net income and Partners' Equity determined under IFRS and U.S. GAAP

The following is a summary of the adjustment to net income for the years ended December 31, 2020, 2019 and 2018, and to partners' equity as of December 31, 2020, 2019 and 2018 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Loss for the year under IFRS	(165,449)	(95,257)	(81,517)
Items increasing (decreasing) reported net profit:
Reversal of depreciation of assets impaired under IFRS, note 24(a)	(97,352)	(205,653)	(320,424)
Reversal of depreciation of assets impaired under U.S. GAAP, note 24(a)	104,108	204,276	254,006
Stripping activity asset, note 24(b)	(32,169)	7,533	18,227
Reclamation and mine closure, note 24(c)	(61,555)	54,873	(20,537)
Asset retirement costs, note 24(c)	16,702	14,504	89,280
Inventories, note 24(d)	(929)	(7,740)	(10,217)
Contingencies, note 24(e)	-	-	1,228
Debt instrument interest, note 24(f)	1,497	1,497	735
Interest regarding tax claim, note 24(g)	(16,496)	16,839	-
Income tax payable, including fines, note 24(g)	(11,920)	12,168	-
Others	20	276	151
	(98,094)	98,573	12,449
Income (loss) for the year under U.S. GAAP	(263,543)	3,316	(69,068)

Notes to the consolidated financial statements (continued)

	2020	2019	2018
	US$(000)	US$(000)	US$(000)

Partners' equity under IFRS	324,387	489,712	583,723
Items increasing (decreasing) reported partners' equity:
Impairment loss for IFRS, note 24(a)	2,469,188	2,469,188	2,469,188
Reversal of depreciation of assets impaired under IFRS, note 24(a)	(1,297,689)	(1,200,337)	(994,684)
Elimination of impairment loss recorded under U.S. GAAP, note 24(a)	(933,200)	(933,200)	(933,200)
Reversal of depreciation of assets impaired under U.S. GAAP note 24(a)	800,296	696,188	491,912
Stripping activity asset, note 24(b)	(40,409)	(8,240)	(15,773)
Asset retirement cost, note 24(c)	(29,149)	(59,160)	(1,026)
Reclamation and mine closure, note 24(c)	64,971	139,834	12,323
Inventories, note 24(d)	(5,766)	(4,837)	2,903
Debt instruments, note 24(f)	45,424	43,927	42,430
Contingencies, note 24(e)	1,228	1,228	1,228
Income tax payable contingency, including fines note 24(g)	-	12,168	-
Interest regarding tax claim, note 24(g)	-	16,839	-
Others	3,681	3,072	2,776
	1,078,575	1,176,679	1,078,077
Partners' equity under U.S. GAAP	1,402,962	1,666,382	1,661,800

28.	New U.S. GAAP Accounting Pronouncements

Accounting Standards Update-2016-13—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments

In June 2016, the Financial Accounting Standards Board (FASB) issued an ASU that requires entities to estimate all expected credit losses for most financial assets held at the reporting date based on an expected loss model, which requires consideration of historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted this ASU effective January 1, 2020, and the adoption of this ASU did not have a material impact on its financial statements.

Accounting Standards Update 2020-04—Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting

In March 2020, the Financial Accounting Standards Board (FASB) issued an ASU provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications in light of the expected market transition from the London Interbank Offered Rate (LIBOR). Banks that report information used to set LIBOR will no longer be required to do so after 2021. Under the guidance, an entity that makes an optional election would present and account for a modified contract as a continuation of the existing contract. Contracts will need to be modified to replace LIBOR with new rates. For all entities, this ASU was effective upon issuance (March 12, 2020) and generally can be applied through December 31, 2022. The Company does not expect this ASU to have an impact on its accounting or financial statements.

Accounting Standards Update 2020-06—Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity

In August 2020, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) simplifies accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and requires use of the “if-converted method” for all convertible instruments in diluted EPS calculations. For public entities, this ASU is effective for fiscal years ending after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, including adoption in an interim period. The Company does not expect this ASU to have an impact on its accounting or financial statements.

29.	Subsequent Event

The Company continues to monitor the evolution of the pandemic situation and the guidance of national and international authorities, as events beyond the control of Management may arise that require adjustment of the business plan. A new outbreak or further spread of COVID-19 and the consequent steps taken to limit the spread of the disease could affect the Company's ability to conduct business in the usual way and therefore affect the financial condition and operating result of the Company.

Sociedad Minera Cerro Verde S.A.A.

    Financial Statements for the years 2020, 2019 and 2018
   together with the Report of Independent Auditors

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2020, 2019 and 2018
together with the Report of Independent Auditors

Content

Report of Independent Auditors

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Sociedad Minera Cerro Verde S.A.A., (the Company) as of December 31, 2020 and 2019, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 23 and 24 to the financial statements).

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

Report of Independent Auditors (continued)

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

Lima, Peru

April 29, 2021

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2020 and 2019

	Note	2020	2019
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	2(d),3	533,730	481,491
Trade accounts receivable, net		124	1,887
Other accounts receivable, net	2(d)	5,540	6,529
Trade accounts receivable - Related parties	2(d),4,21	594,409	453,070
Other non-financial assets	6	41,360	105,680
Inventories, net	2(f),5	566,794	552,197
Prepayments		12,931	14,074
Total current assets		1,754,888	1,614,928
Non - current assets
Property, plant and equipment, net	2(g,h),7	5,495,976	5,690,851
Inventories, net	2(f),5	301,075	255,123
Intangible assets, net	2(i)	8,385	9,337
Other non-financial assets	6	205,627	239,185
Prepayments		1,508	-
Total non-current assets		6,012,571	6,194,496
Total assets		7,767,459	7,809,424
Liabilities and equity, net
Current liabilities
Trade accounts payable	2(e),8	207,625	252,865
Accounts payable - Related parties	2(e),4	3,446	4,014
Income tax payable	2(m),13(b)	43,584	13,505
Benefits to employees	2(n)	49,712	34,249
Other accounts payable	2(e),9	126,465	99,380
Other financial liabilities	2(e),10	10,223	8,855
Provisions	2(k),11	9,625	7,918
Total current liabilities		450,680	420,786
Non - current liabilities
Other accounts payable	2(e),9	285,392	379,724
Other financial liabilities	2(e),10	592,445	902,820
Benefits to employees	2(n)	27,320	15,249
Provisions	2(k),11	307,974	278,419
Income tax liabilities	2(m),13(b)	72,246	83,314
Deferred income tax liability, net	2(m),13(g)	396,074	369,789
Total non-current liabilities		1,681,451	2,029,315
Total liabilities		2,132,131	2,450,101
Shareholders’ equity
Capital stock	12 (a)	990,659	990,659
Other capital reserves	12 (b)	198,132	198,132
Other equity contributions	12 (d)	11,535	10,074
Retained earnings		4,435,002	4,160,458
Total shareholders’ equity		5,635,328	5,359,323
Total liabilities and shareholders’ equity		7,767,459	7,809,424

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		US$(000)	US$(000)	US$(000)
Revenues	14	2,538,593	2,896,894	3,061,930
Cost of sales	15	(1,809,255)	(1,961,577)	(2,018,876)
Gross Margin		729,338	935,317	1,043,054

Operating expenses
Selling expenses	16	(97,680)	(109,483)	(137,008)
Other operating expenses	17	(38,484)	(38,116)	(68,683)
Other operating income		6,157	680	-
		(130,007)	(146,919)	(205,691)
Operating Profit		599,331	788,398	837,363

Financial income		2,350	10,356	28,089
Financial expenses	18	(142,675)	(115,877)	(426,733)
Foreign exchange gain differences, net		52,464	5,574	6,161
Profit before income tax		511,470	688,451	444,880

Income tax expense	13(b)	(236,926)	(298,074)	(325,170)

Net Profit for the year		274,544	390,377	119,710

Basic and diluted profit per share (in US$)	19	0.784	1.115	0.342

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in equity

For the years ended December 31, 2020, 2019 and 2018

	Note	Capital stock	Other capital reserves	Other capital contributions	Retained earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Balance as of January 1, 2018		990,659	198,132	-	4,000,371	5,189,162
Reclassification of stock-based compensation	12	-	-	8,147	-	8,147
Reclassified balance as of January 1, 2018		990,659	198,132	8,147	4,000,371	5,197,309
Cash dividends declared		-	-	-	(200,000)	(200,000)
Stock-based compensation	12(d)	-	-	713	-	713
Net profit for the year		-	-	-	119,710	119,710
Reclassified balance as of December 31, 2018	12	990,659	198,132	8,860	3,920,081	5,117,732

Cash dividends declared		-	-	-	(150,000)	(150,000)
Stock-based compensation	12(d)	-	-	1,214	-	1,214
Net profit for the year		-	-	-	390,377	390,377

Balance as of December 31, 2019	12	990,659	198,132	10,074	4,160,458	5,359,323

Stock-based compensation	12(d)	-	-	1,461	-	1,461
Net profit for the year		-	-	-	274,544	274,544

Balance as of December 31, 2020		990,659	198,132	11,535	4,435,002	5,635,328

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		US$(000)	US$(000)	US$(000)
Operating activities
Net profit for the year	19	274,544	390,377	119,710
Adjustments to reconcile net profit for the year with the cash provided from operating activities for:
Income tax expense	13	235,613	317,205	366,998
Depreciation and amortization	15	484,237	535,000	512,298
Accretion on remediation and mine closure provision	11	4,196	4,048	4,322
Net (gain) loss on sale of property, plant and equipment		(11)	279	964
Provision of mining royalties dispute	13	33,176	66,123	379,282
Provision (gain) for uncertainty about treatments of income taxes		1,313	(13,781)	-
Profit sharing update	15(a), 17,18	42,041	-	-
Capital project canceled		6,255	-	-
Other adjustments		5,201	-	-
Net changes in assets and liabilities
Trade accounts receivable		(139,577)	(39,300)	67,475
Other accounts receivable		623	3,535	1,954
Inventories	5	(60,549)	(63,871)	(49,371)
Other non-financial assets		(17,380)	(3,040)	(76,186)
Trade accounts payable		(26,418)	20,796	29,419
Other accounts payable		47,419	44,573	48,130
Benefits to employees		18,178	(8,276)	(50,440)
Other provisions		(18,905)	12,164	(11,561)
Mining royalties dispute payments	13	(138,904)	(186,953)	(56,186)
Interest paid (not included in the financing activities)		(21,260)	(37,226)	(47,442)
Interest lease payments	10(a)	(4,875)	(5,242)	-
Income tax paid		(86,610)	(216,369)	(430,810)
Net cash and cash equivalents provided by operating activities		638,307	820,042	808,556

Statements of cash flows (continued)

	Note	2020	2019	2018
		US$(000)	US$(000)	US$(000)
Investing activities
Proceeds from the sale of property, plant and equipment		189	1,243	109
Purchases of property, plant and equipment	7,8	(178,991)	(283,459)	(280,183)
Stripping activity asset		(92,890)	(197,038)	(177,327)
Net cash and cash equivalents used in investing activities		(271,692)	(479,254)	(457,401)
Financing activities
Payments of loans	10(b)	(305,000)	(200,000)	(250,000)
Dividends	12(c)	-	(150,000)	(200,000)
Lease principal payments	10(a)	(9,376)	(10,479)	-
Net cash and cash equivalents used in financing activities		(314,376)	(360,479)	(450,000)
Net increase (decrease) in cash and cash equivalents		52,239	(19,691)	(98,845)
Cash and cash equivalents at beginning of year		481,491	501,182	600,027

Cash and cash equivalents at the end of the year	3	533,730	481,491	501,182
Transactions with no effects in cash flows:
Changes on the provision for remediation and mine closure	11(b)	(37,569)	(59,964)	29,293

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2020, 2019 and 2018

1.	Identification and business activity

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (the Company) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company’s shares began being listed on the Lima Stock Exchange on November 14, 2000.

Through its subsidiary Cyprus Climax Metals Company, Freeport Minerals Corporation (FMC), a wholly owned subsidiary of Freeport-McMoRan Inc. (Freeport), owns 53.56% of the voting shares of the Company, SMM Cerro Verde Netherlands B.V. (SMM Cerro Verde), a subsidiary of Sumitomo Metal Mining Company Ltd. (Sumitomo), owns 21.00%, Compañía de Minas Buenaventura S.A.A. (Buenaventura) owns 19.58%, and other stakeholders own the remaining 5.86%.

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

(c)	COVID-19 outbreak in Peru -

On March 15, 2020, the Peruvian government issued a Supreme Decree and declaration of a National Emergency in its efforts to contain the outbreak of COVID-19. The order was initially for fifteen days but was subsequently extended for different periods through May 31, 2021. To comply with the government’s requirements, Cerro Verde temporarily transitioned to a care and maintenance status and adjusted its operations to prioritize critical activities.

During the second quarter 2020, the Company restored operations following COVID-19 restrictions imposed by the Peruvian government in March 2020. On May 4, 2020, the Peruvian government updated its State of Emergency authorizing the restarting of economic activities to allow major mining operations to gradually increase activities. During the second half of May 2020, the Peruvian government approved the Surveillance, Prevention and Control Plan of COVID-19 at Work, which establishes the guidelines for the surveillance, prevention and control of the health of workers at risk of exposure to the virus. The implementation of these measures and actions for prevention, early detection and response helps to control the risk of spread and health impacts caused by COVID-19 during the development of operational activities in order to protect the health of workers and contractors and allow for the gradual resumption of normal operations.

Because of the significant negative impacts of the COVID-19 pandemic on the global economy, in April 2020 Cerro Verde revised its operating plans. Cerro Verde assessed its near-term operating plans with a focus on maximizing cash flow and protecting liquidity in a weak and uncertain economic environment and to preserve asset values for anticipated improved copper prices as economic conditions recover. Cerro Verde continued to make progress toward restoring operations during third and fourth-quarter 2020. The Company will continue to closely monitor health and market conditions and make further adjustments to mine plans as required. Refer to Note 15(b) for a discussion of idle facility costs associated with the temporary shutdown and incremental expenses related to the COVID-19 pandemic.

In conjunction with the revised operating plans, the Company implemented a series of initiatives to reduce costs including employee retirement programs, third-party service costs, facilities costs, travel and other expenses (refer to Note 15(b)).

In addition to the implementation of operational protocols, the Company also continues to work closely with communities where it operates and has provided support and in-kind contributions of medical supplies and equipment in its efforts of prioritizing health and safety.

(d)	Financial statements approval -

The financial statements for the year ended December 31, 2020 were approved by Company’s Management on April 29, 2021 and the subsequent events have been considered through those dates.

The financial statements for the year ended December 31, 2019, were approved at the Board of Directors and Shareholders’ Meetings on February 26, 2020.

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

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States dollars (US$) and include the years ended December 31, 2020 and 2019. Unless otherwise indicated, all values have been rounded to the nearest thousand.

(b)	Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2020 and 2019, and the amounts of reported revenues and expenses for the years ended December 31, 2020, 2019 and 2018.

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

The Company incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. Production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the costs of inventory, while the production stripping costs are capitalized as a stripping activity asset, as part of the “property, plant and equipment” caption, if certain criteria are met.

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

If any change in the estimate results in an increase to the provision for remediation and mine closure and related ARC, the Company considers whether or not this is an indicator of impairment of the assets and applies impairment tests in accordance with IAS 36, “Impairments of Assets.”

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

Management has determined that the Company’s operations consist of one cash generating unit. The Company’s operations are evaluated at least annually in order to determine if there are impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the higher of (i) the fair value less costs of disposal or (ii) the value in use. These assessments require the use of estimates and assumptions, including long-term commodity prices, discount rates, operating costs, and others.

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

Notes to the Financial Statements (continue)

(c)	Functional and reporting currency -

The financial statements are presented in United States (US) dollars, which is also the Company’s functional currency.

Transactions and balances in foreign currency

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

Gains and losses as a result of the difference in the exchange rate when currency items are liquidated or when converting currency items at exchange rates that are different from those used for their initial recognition are recognized in the statements of comprehensive income of the period.

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrators. The published exchange rates were S/3.618 for US$1 for buying and S/3.624 for US$ 1 for selling as of December 31, 2020, and S/3.311 for US$1 buying and S/3.317 for US$ 1 for selling as of December 31, 2019. These rates have been applied to the appropriate asset and liability accounts.

(d)	Financial assets -

Initial recognition and measurement -

At initial recognition, financial assets are classified and measured at either amortized cost fair value through profit or loss.

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

Notes to the Financial Statements (continue)

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date.

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

Notes to the Financial Statements (continue)

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

Embedded derivatives -

Copper Sales -

The Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month based on quoted London Metal Exchange (LME) monthly average prices. The Company receives market prices based on prices in the specified future month, which results in price fluctuations recorded through revenues until the date of settlement. The Company recognizes revenues and invoices customers when it transfers control, which is at the time of shipment, based on then-current LME prices, which results in an embedded derivative that is required to be separated from the main contract. The Company’s embedded derivatives from sales are measured at fair value (based on LME spot copper prices) and presented as gains/losses on provisionally priced trade receivables.

Molybdenum Sales -

The Company’s molybdenum sales are also provisionally priced at the time of shipment. The Company recognizes revenues and invoices customers when it transfers control, which is at the time of shipment, based on the arithmetic mean of the high and low Metals Week Dealer Oxide (MWDO) price. The provisional prices are finalized in a future month, according to the period of quotation, which results in price fluctuations recorded through revenues until the date of settlement, which also results in an embedded derivative that is required to be separated from the main contract.

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

Notes to the Financial Statements (continue)

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

All financial liabilities are recognized initially at fair value and in the case of accounts payable and other financial liabilities, net of directly attributable transaction costs. The Company´s financial liabilities include loans, trade and other payables and other financial liabilities.

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

Notes to the Financial Statements (continue)

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

Inventories are stated at the lower of cost or net realizable value. Inventory of materials and supplies, as well as saleable products and in-process inventory are determined using the weighted-average cost method. The cost of finished goods and in-process inventory (i.e., stockpiles) includes labor and benefits, supplies, energy and other costs related to the mining and processing of minerals. Net realizable value tests of saleable products and in-process inventory are performed at each reporting date and represent the estimated future sales price using forward metal prices (for the period they are expected to be processed in), less estimated costs to complete production and bring the inventory to sale.

The current portion of work-in-process is determined based on the amount the Company expects to process in the next twelve months. Inventories that are not expected to be processed in the next twelve months are classified as long-term inventories.

No adjustments to inventories were required as of December 31, 2020 and 2019.

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

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the obligation for mine closure, and borrowing costs for qualifying assets.

Repairs and/or improvements that increase the economic life of an asset and for which it is probable that there will be future economic benefit to the Company, are recorded as assets. All other maintenance costs are charged to expense as incurred.

Notes to the Financial Statements (continue)

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

Critical spare parts and other parts which are directly identified with machinery or equipment are included in property, plant and equipment, and the economic life corresponds to the main asset with which they are identified.

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

The Company did not identify any indicators of impairment for the years ended December 31, 2020 and 2019.

(h)	Leases -

The Company assesses all arrangements, at contract inception, to determine whether they are, or contain, a lease. A contract containing a lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company is a lessee but is not a lessor in any transactions.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and low-value assets. The Company recognizes lease liabilities representing obligations to make future lease payments and right-of-use assets representing the right to use the underlying assets.

(i)	Right-of-use assets -

The Company recognizes a right-of-use asset at the commencement date of the lease (i.e., the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful lives of the assets, as follows:

Years

Land	10
Buildings and other constructions	Between 1 and 14
Machinery and equipment	Between 3 and 14

The right-of-use assets are also subject to impairment. The Company did not make any impairment adjustments as of December 31, 2020 and 2019.

Notes to the Financial Statements (continue)

(ii)	Lease liabilities -

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term. The lease liability is re-measured when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase option, termination option or extension option is reasonably certain to be exercised. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. After the commencement date, lease liabilities are increased to reflect the accretion of interest and reduced for the lease payments made.

(i)	Intangible assets -

Intangible assets are recorded at cost less accumulated amortization. After the initial recognition, the intangible assets are recorded at their cost less accumulated amortization and any accumulated loss for impairment of use, if applicable.

The Company’s intangible assets primarily consist of concessions related to the operation of the port terminal, which are amortized over 20 years. For the years ended December 31, 2020 and 2019, amortization expense was US$1.0 million in both periods.

(j)	Exploration, development and stripping costs -

Exploration costs -

Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties, are charged to the statements of comprehensive income as incurred.

Development costs -

Development costs are capitalized when the economic and technological feasibility of the project is confirmed, which is generally when the development or project has reached a milestone in accordance with a model established by management.

Stripping cost -

In accordance with IFRIC 20, “Stripping Cost in the Production Phase of a Surface Mine,” stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment (see Note 2 (b.1) and 7) if the stripping activity improves access to the ore body or enhances an existing asset. The stripping activity asset is subsequently amortized using the UOP method over the component of the ore body benefitted.

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

The Company evaluates its mine closure provision on a quarterly basis and makes adjustments to estimates and assumptions, including scope, future costs and discount rates, as applicable. Changes in the fair value of the mine closure provision or the useful life of the related asset are recognized as an increase or decrease in the book value of the provision and the related ARC in accordance with IAS 16, “Property, Plant and Equipment.” Any decrease in the mine closure provision and related ARC cannot exceed the current book value of the asset; amounts over the current book value are recorded in the statements of comprehensive income.

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

The Company has concluded that it acts as the principal in its revenue contracts because it normally controls the goods before transferring them to its customers.

The transfer of control is determined in accordance with the terms of each of the contracts entered into with the Company's customers; generally, under such contracts, the transfer of control occurs at the time of shipment or delivery of the goods, including transportation.

Notes to the Financial Statements (continue)

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

Revenues from the sale of copper concentrates and cathodes are recorded net of commercial deductions. Commercial deductions include price adjustments for treatment and refining charges and may include certain penalties that, according to the applicable contract, are deducted from the international spot price, and that are incurred after the time of sale of the applicable concentrate. The Company considers these deductions as part of the transaction price. The normal credit term is within 30 days after the fulfillment of the terms of the contract.

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

The Company's sales of copper concentrates and cathodes allow for price adjustments based on the market price at the end of the trading period stipulated in the contract. These are called provisional pricing agreements in which the selling price of the copper is settled in a contractually specified future month based on quoted monthly average copper settlement prices. Sales price adjustments occur based on movements in quoted market prices until the end of the trading period. The period between provisional billing and the end of the listing period can generally range from three to six months.

In addition, the Company's sales of copper concentrates and cathodes are also subject to slight variations in their amount that may occur while the goods are in transit to their destination as a result of variations in moisture, weight and mineral grades. These variations are recognized directly as part of “Revenues” once the Company reaches an agreement with the corresponding customer regarding the final amounts sold.

Sales of copper concentrates and cathodes at provisional prices include a gain (loss) to be received at the end of the trading period; this is considered a variable consideration. Changes in price during the listing period are recognized within “Revenues.”

Notes to the Financial Statements (continue)

For provisional pricing arrangements, any future changes to the QP (Quotation Period) are embedded within provisionally priced trade receivables and therefore are within the scope of IFRS 9, “Financial Instruments” and not within the scope of IFRS 15. Given the exposure to the price of raw materials, trade receivables with a provisional price will not pass the test of cash flow characteristics within IFRS 9 and will be required to be measured at fair value with changes in the statement of comprehensive income from the initial recognition and until the settlement date. Subsequent changes in fair value are recognized in the statement of comprehensive income for each period. Changes in fair value during and until the end of the trading period are estimated by reference to the updated forward market prices for copper, as well as taking into account other relevant fair value considerations established in IFRS 13, “Fair Value Measurement,” including adjustments for interest rate and credit risk.

Revenue is recognized at the amount the entity expects to be entitled. The estimated price that is expected to be received at the end of the quotation period is generally the shipping or delivery month price, according to the terms of the contracts and using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price.

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

Contract balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company transfers goods or services to a customer before the customer pays for those goods or services or before payment is due, a contract asset is recognized for the earned consideration that is conditional. The Company does not have any contract assets as performance and a right to consideration occurs within a short period of time and all rights to consideration are unconditional.

Trade receivables

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to Note 2(d) for accounting policies for financial assets.

Notes to the Financial Statements (continue)

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract.

(m)	Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The amount of current tax payable or receivable is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the years ended December 31, 2020, 2019 and 2018, the Company was subject to an income tax rate of 32% (see Note 13(b)).

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

Notes to the Financial Statements (continue)

Mining Taxes -

On September 29, 2011, Law 29788 (which amended Law 28528) was enacted creating a new mining tax and royalty regime in Peru. Under the new regime, companies are subject to the payment of royalties and a special mining tax. Under the terms of its current 15-year stability agreement (see Note 13(a)), which became effective January 1, 2014, the Company is subject to mining royalties and a special mining tax for all of its mining production (see Note 13(d)). The amount to be paid for the mining royalty will be the greater of a progressive rate of the quarterly operating income or 1% of quarterly sales. Mining royalties calculated on sales is presented in “Other operating expenses.”

Supplementary Retirement Fund -

On July 9, 2011, Law 29741 was enacted and established a Mining, Metallurgical and Steel Supplementary Retirement Fund (SRF), which is a social security retirement fund for mining, metals and steel industry workers. Under the terms of its current 15-year stability agreement, the Company is subject to SRF, which is calculated as 0.5% of net taxable income.

Uncertainty about the treatment of income taxes -

The Company determines whether it considers each uncertain tax treatment separately or in conjunction with one or more other uncertain tax treatments based on the approach that best predicts the resolution of the uncertainty.

The Company makes judgments and estimates when there is uncertainty regarding the income tax treatments.

The Company has uncertain tax positions, particularly those related to the depreciation of fixed assets outside the scope of the feasibility study, tailing dam, sales commissions with non-related companies and miscellaneous IT services.

The Company determined, based on its tax compliance and transfer pricing study, that its tax treatments are likely to be accepted by the tax authorities (See Note 6(a) and 11(e)).

(n)	Benefits to employees -

Salaries and wages, bonuses, severance, vacation benefits, separations benefits and post-employment benefits are calculated in accordance with IAS 19, "Employee Benefits" and current Peruvian legislation.

Worker’s profit sharing -

The Company recognizes worker’s profit sharing in accordance with IAS 19. Worker’s profit sharing is calculated in accordance with Peruvian laws (Legislative Decree No. 892), and the Company's worker’s profit sharing rate is 8% over the net taxable base of the current year. According to Peruvian law, the limit in the worker's profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit is transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (FONDOEMPLEO). The Company’s worker’s profit share is recognized as a liability in the statements of financial position and as an operating expense in the statements of comprehensive income.

The long term portion of “Provision related to benefits to employees” in the statement of financial position, is the best estimate of the liability that resulted from the application of the tax limits determined by the Tax Administration in the review of the income tax calculation of previous years. This liability will be paid once the claim process has concluded in the corresponding legal instances.

Notes to the Financial Statements (continue)

(o)	Borrowing cost -

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

The Company measures embedded derivatives at fair value as of each date presented in the statements of financial position.

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

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years ended December 31, 2020, 2019 and 2018, the Company did not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

Notes to the Financial Statements (continue)

(r)	Changes in accounting policies and disclosures -

Below is a summary of the changes in accounting policies and applicable disclosures for the year 2020:

-	Amendments to IAS 1 and IAS 8: Definition of Material -

In October 2018, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” and IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments had no impact on the Company’s financial statements.

-	Conceptual Framework for Financial Reporting -

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

These amendments had no impact on the Company’s financial statements.

-	Amendments to IFRS 16 COVID-19 Related Rent Concessions -

On May 28, 2020, the IASB issued an amendment to IFRS 16, “Leases” for COVID-19 related rent concessions. The amendment provides relief to lessees on applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. This amendment had no impact on the Company’s financial statements.

Notes to the Financial Statements (continue)

Several other amendments and interpretations were first applied in 2020, but they had no impact on the Company's financial statements and therefore have not been revealed. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

(s)	Standards issued but not effective -

Below is a summary of the improvements and / or modifications to IFRS that are not yet effective, but would be applicable to the Company:

-	Amendments to IAS 1: Classification of Liabilities as Current or Non-current -

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement
•	That a right to defer must exist at the end of the reporting period
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and must be applied retrospectively. The Company is currently assessing the potential impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

-	Property, Plant and Equipment: Proceeds before Intended Use - Amendments to IAS 16 -

In May 2020, the IASB issued “Property, Plant and Equipment - Proceeds before Intended Use,” which prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022, and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The Company is evaluating the potential impact of this amendment on its financial statements.

-	Onerous Contracts – Costs of Fulfilling a Contract - Amendments to IAS 37 -

In May 2020, the IASB issued amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

Notes to the Financial Statements (continue)

The amendments apply a “directly related cost approach.” The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Company will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. The Company is evaluating the potential impact of this amendment on its financial statements.

-	IFRS 9 Financial Instruments: fees in the ’10 percent’ test to assess whether to derecognize a financial liability -

As part of the annual improvements to IFRS Standards 2018-2020, the IASB issued an amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by the borrower or lender on behalf of the other. An entity applies the amendment to financial liabilities that are amended or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted. The Company will apply the modifications to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity applies the modification for the first time. The Company is evaluating the potential impact of these modifications in its financial statements.

(t)	Reclassifications of comparative information -

Management has made reclassifications to the financial statements as of December 31, 2019, in order to be consistent in the presentation of the financial statements for the year 2020, which are summarized below:

Statement of financial position and statements of changes in equity

-	From “Accounts payable - Related entities” to “Other capital contributions,” US$10.1 million was reclassified relating to the presentation of stock-based compensation of the ultimate parent company (Freeport) granted by the Company to its employees, of which US$8.9 million corresponds to the balance as of January 1, 2019, and US$1.2 million for the annual period 2019. This reclassification is also shown in the statements of changes in equity.
-	From "Provisions, short term" to "Accounts payable," US$27.9 million was reclassified relating to current provisions for services and freight not billed.

Notes to the Financial Statements (continue)

-	From “Provision related to benefits to employees” to “Other accounts payable” US$17.3 million was reclassified relating to the excess of the limit in workers profit sharing to be transferred to the Regional Government and the National Fund of Employment’s Promotion and Training.

Statements of comprehensive income

-	The Company reclassified expenses for contributions to government entities OSINERGMIN (Organismo Supervisor de la Inversión en Energía y Minería) and OEFA (Organismo de Evaluación y Fiscalización Ambiental) for US$6.8 million in 2019. These contributions were originally presented as a reduction of revenues in the "Sales of goods" and are now presented as part of "Cost of sales" because the performance obligations are not directly related to the payment of these contributions.

3.	Cash and cash equivalents

This item is made up as follows:

	December 31, 2020	December 31, 2019
	US$(000)	US$(000)
Cash in banks	3,910	10,119
Cash equivalents (a)	529,820	471,372

	533,730	481,491

(a)	Cash equivalents as of December 31, 2020, includes short-term deposits with Scotiabank Peru of US$125.0 million, Citibank NY of US$92.3 million and a portfolio of investments in highly marketable liquid investments (investments classified as “AAA” by Standard & Poor’s and Moody’s) of US$312.5 million, which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

Notes to the consolidated financial statements (continued)

4.	Related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31, 2020	December 31, 2019
	US$(000)	US$(000)
Accounts receivable from related parties
Parent Company
FMC (a)	462,304	401,211
Other related parties
Sumitomo (b)	16,352	10,760
Climax Molybdenum Marketing Corporation (c)	14,319	5,022
Embedded derivatives
Embedded derivatives (d)	101,434	36,077
Total accounts receivable from related parties	594,409	453,070
Classification by measurement
Accounts receivables from related parties (not subject to provisional pricing)	116,740	121,995
Accounts receivables from related parties (subject to provisional pricing)	376,235	294,998
Embedded derivatives (d)	101,434	36,077
	594,409	453,070
Accounts payable to related parties
Parent Company
FMC	-	367
Other related parties
Freeport-McMoRan Sales Company Inc.	2,883	3,086
Minera Freeport-McMoRan South America Ltda	402	561
Freeport Cobalt OY	161	-
Total accounts payable, short term	3,446	4,014

(a)	Accounts receivable from FMC mainly correspond to sales of copper concentrate and copper cathode. The Company has a long-term agreement with FMC through which it has committed to sell between 70% and 80% of its annual copper concentrate production through December 31, 2021. Terms of the contract are reviewed annually.

(b)	The Company has a long-term agreement with Sumitomo through which it has committed to sell 21% of its annual copper concentrate production through December 31, 2021. Terms of the contract are reviewed annually.

Notes to the consolidated financial statements (continued)

(c)	The Company has a new long-term agreement with Climax Molybdenum Marketing Corporation (a wholly owned subsidiary of FMC) through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on MWDO and under a delivery type known as CIF (cost, insurance and freight) from February 1, 2020, through January 31, 2022.

(d) Reflects the embedded derivative adjustment associated with accounts receivable from related parties (see Note 2(d) and 21).

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.45% of total revenues for the year 2020 (0.42% for the year 2019). For years, 2020, 2019 and 2018, Freeport granted stock-based compensation to certain key management personnel, see Note 12(d). As of December 31, 2020 and 2019, the Company did not have any other long-term benefits.

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any account receivables from related parties. As of December 31, 2020, 2019 and 2018, the Company had not recorded any expected credit loss in accounts receivable from related parties.

The following is a summary of the transactions with related entities that affected results (not including copper and molybdenum sales described in Note 14) for the year ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019	December 31, 2018
	US$(000)	US$(000)	US$(000)
Revenues
Supplies	768	-	-
Demurrage	226	688	524
Reimbursement	-	491	76
	994	1,179	600

	December 31, 2020	December 31, 2019	December 31, 2018
	US$(000)	US$(000)	US$(000)
Expenses
Reimbursement of information technology services	15,900	11,533	11,836
Commissions	7,801	8,953	8,292
Stock-based compensation (a)	2,259	1,560	1,174
Management fee	2,159	2,923	2,743
Supplies	492	908	1,133
Fixed assets and spare parts			14,265
	28,611	25,877	39,443

(a)	As indicated in the table above, during 2020, 2019 and 2018 stock-based compensation expense totaled US$2.3 million, US$1.6 million and US$1.2 million and the related payments/vesting totaled US$0.8 million, US$0.4 million and US$0.5 million respectively (net impact in “Other capital contributions” of US$1.5 million, US$1.2 million and US$0.7 million in 2020, 2019 and 2018, respectively).

Notes to the consolidated financial statements (continued)

5.	Inventories, net

This item is made up as follows:

	December 31, 2020	December 31, 2019
	US$(000)	US$(000)
Current
Materials and supplies	368,996	348,035
Work-in-process (WIP) (a)	176,813	173,190
Finished goods:
Copper concentrate	16,563	23,890
Copper cathode	3,826	6,321
Molybdenum concentrate	700	1,268
Less: Provision for obsolescence of materials and supplies	(104)	(507)
	566,794	552,197
Non-current
Work-in-process (WIP) (a)	301,075	255,123
Total inventories	867,869	807,320

(a)	WIP inventories represent mill and leach stockpiles, which contain higher grade ores (mill stockpiles) and medium and lower grade ores (leach stockpiles) that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or long-term. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities.

Notes to the consolidated financial statements (continued)

6.	Other non-financial assets

This item is made up as follows:

	December 31, 2020	December 31, 2019
	US$(000)	US$(000)
Current
Value added tax (VAT) credit	40,300	27,414
Other taxes to be recovered	1,060	2,745
Income tax prepayments and/or benefits (a)	-	75,521
	41,360	105,680
Non-current
Other receivables (b)	190,501	186,626
Income tax prepayments and/or benefits (a)	13,669	52,559
Other taxes to be recovered	1,457	-
	205,627	239,185
Total other non-financial assets	246,987	344,865

(a)	The balance as of December 31, 2020, represents income tax benefits from the years 2015 and 2016 determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments”.

The balance as of December 31, 2019, represents disbursements made by the Company for the prepayment of income tax, which the Company expects to use to offset future tax obligations (see Note 13(b)) also includes income tax benefits from the years 2013 to 2018 as part of the adoption of IFRIC 23. During 2020, the Company applied a portion of this balance against the income tax payable as determined by the tax authority.

(b)	Represents disbursements made under protest by the Company in connection with disputed tax assessments related to reviews by SUNAT (Superintendencia Nacional de Administración Tributaria) from the years 2003 to 2012 (see Note 13(c) and 13(e)). According to current tax procedures and the timeframe for resolving these types of claims, management and its legal advisors expect resolution of this matter will be favorable to the Company and amounts will be recoverable.

Notes to the consolidated financial statements (continued)

7.	Property, plant and equipment, net

Property, plant and equipment consist of owned and leased assets (right-of-use assets), and cost and accumulated depreciation accounts as of December 31, 2020 and 2019 are shown below:

	December 31, 2018	IFRS 16 adoption	Additions		Adjustments	Disposals	Transfers	December 31, 2019	Additions		Adjustments	Disposals	Transfers	December 31, 2020
	US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	24,663	-	-		-	(80)	322	24,905	-		-	-	-	24,905
Buildings and other constructions	2,449,577	-	-		544	(4,769)	102,772	2,548,124	-		(1)	(14)	40,895	2,589,004
Machinery and equipment	4,694,050	-	-		(544)	(30,482)	191,589	4,854,613	-		1	(12,814)	143,949	4,985,749
Transportation units	23,251	-	-		-	(32)	3,146	26,365	-		-	-	3,733	30,098
Furniture and fixtures	949	-	-		-	-	-	949	-		-	-	-	949
Other equipment	25,491	-	-		-	(594)	203	25,100	-		-	-	5,865	30,965
Construction in progress and in-transit units	185,928	-	271,364	(a)	(1,192)	-	(298,032)	158,068	161,059	(a)	(6,255)	-	(194,442)	118,430
Stripping activity asset (see Note 2(i))	655,709	-	197,038		-	-	-	852,747	92,890		-	-	-	945,637
Asset retirement costs (see Note 11(b))	107,034	-	59,964		-	-	-	166,998	37,569		-	-	-	204,567
Right-of-use assets (b)	-	95,728	1,342		(700)	(929)	-	95,441	3,328		-	(2,318)	-	96,451
	8,166,652	95,728	529,708		(1,892)	(36,886)	-	8,753,310	294,846		(6,255)	(15,146)	-	9,026,755
Accumulated depreciation
Buildings and other constructions	321,920	-	76,199		513	(4,722)	-	393,910	62,317		-	(14)	-	456,213
Machinery and equipment	1,786,326	-	284,097		(513)	(29,091)	-	2,040,819	277,384		-	(12,635)	-	2,305,568
Transportation units	13,972	-	1,928		-	(28)	-	15,872	1,826		-	-	-	17,698
Furniture and fixtures	858	-	23		-	-	-	881	23		-	-	-	904
Other equipment	18,796	-	1,543		-	(594)	-	19,745	1,495		-	-	-	21,240
Stripping activity asset	398,202	-	155,530		-	-	-	553,732	124,309		-	-	-	678,041
Asset retirement costs	23,676	-	3,239		-	-	-	26,915	4,611		-	-	-	31,526
Right-of-use assets (b)	-	-	11,488		-	(903)	-	10,585	11,320		-	(2,316)	-	19,589
	2,563,750	-	534,047		-	(35,338)	-	3,062,459	483,285		-	(14,965)	-	3,530,779
Net cost	5,602,902							5,690,851						5,495,976

(a)	As of December 31, 2020, additions to construction in progress primarily relate to (i) the purchase of a new shovel and the rebuild of another shovel (US$37.9 million), (ii) the purchase of haul trucks (US$24.6 million), (iii) projects associated with the capitalization of main components of the mine heavy equipment (US$17.6 million), (iv) projects for the optimization of the Company’s operating processes (US$14.8 million), (v) the mine maintenance truck shop (US$13.4 million), (vi) the purchase of rollers (US$11.0 million), (vii) tailing dam projects related to drain expansion and jacking header extension (US$10.4 million) and (viii) the purchase of stators for ball mills (US$7.0 million).

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

As of December 31, 2020, additions to construction in progress include capitalized interest primarily related to projects for the mine maintenance truck shop (US$1.4 million), tailing dam drain expansion and jacking header extension (US$0.4 million), the purchase of stators for ball mills (US$0.2 million) and other projects (US$0.5 million).

Notes to the consolidated financial statements (continued)

(b)	Set out below are the carrying amounts of right-of-use assets recognized and the movements as of December 31, 2020 and 2019:

	January 1, 2019	Additions	Adjustments	Disposals	December 31, 2019	Additions	Disposals	December 31, 2020
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	11,008	-	(700)	(457)	9,851	-	-	9,851
Buildings and other constructions	55,114	1,192	-	(370)	55,936	2,880	(2,222)	56,594
Machinery and equipment	29,606	150	-	(102)	29,654	448	(96)	30,006
	95,728	1,342	(700)	(929)	95,441	3,328	(2,318)	96,451
Accumulated depreciation
Land	-	1,712	-	(457)	1,255	1,642	-	2,897
Buildings and other constructions	-	6,613	-	(344)	6,269	6,526	(2,220)	10,575
Machinery and equipment	-	3,163	-	(102)	3,061	3,152	(96)	6,117
	-	11,488	-	(903)	10,585	11,320	(2,316)	19,589
Net cost	95,728				84,856			76,862

Notes to the consolidated financial statements (continued)

8.	Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, services and spare parts. These obligations are primarily denominated in US dollars, have current maturities and do not accrue interest. No guarantees have been granted. As of December 31, 2020, trade accounts payable includes US$12.4 million related to capital projects (US$30.3 million as of December 31, 2019).

9.	Other accounts payable

This item is made up as follows:

	December 31, 2020	December 31, 2019
	US$(000)	US$(000)
Current
Royalties and mining taxes in dispute (a)	87,499	95,120
Income tax assessment (b)	34,716	-
Other	4,250	4,260
Total current	126,465	99,380
Non-current
Royalties and mining taxes in dispute (a)	248,537	362,464
Excess of salaries limit of workers profit sharing (c)	36,855	17,260
Total non-current	285,392	379,724

(a)	The balance as of December 31, 2020, corresponds to the remaining balance from the monthly payments of the installment programs for disputed mining royalties for the period January 2009 through September 2011 and for the years 2012 and 2013 and special mining tax for the period October 2011 through December 2013, totaling US$336.0 million (US$457.6 million as of December 31, 2019), including interest and penalties of US$186.5 million (US$256.1 million as of December 31, 2019) (see Note 13(d)).

(b)	Corresponds to interest and penalties related to income tax assessments for the year 2013, which will be paid in the first quarter of 2021.

(c)	As of December 31, 2020, represents the excess salaries limit in workers profit sharing to be transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (FONDOEMPLEO). This is related to adjustments of previous years income tax assessments (recognized in 2020 mainly as a result of the international arbitration proceeding initiated by the Company (see Note 13(d)). This amount includes interest of US$16.6 million.

Notes to the consolidated financial statements (continued)

10.	Other financial liabilities (debt)

This item is made up as follows:

	December 31, 2020	December 31, 2019
	US$(000)	US$(000)
Current debt:
Lease liabilities (a)	10,223	8,855
Non-current debt:
Senior unsecured credit facility (b)	525,000	830,000
Lease liabilities (a)	68,994	76,944
Less: Debt issuance cost	(1,549)	(4,124)
Total non-current debt	592,445	902,820
Total other financial liabilities	602,668	911,675

(a)	The lease liability consists of leased land, buildings and other constructions, and machinery and equipment which are used in mine operations.

	2020	2019
	US$(000)	US$(000)
Balance at beginning of the year	85,799	95,728
Additions	3,328	550
Accrued interest	4,875	5,242
Payments	(9,376)	(10,479)
Interest payments	(4,875)	(5,242)
Exchange rate effect	(534)	-
Total lease liabilities	79,217	85,799

The following are the amounts recognized in profit or loss:

	2020	2019
	US$(000)	US$(000)
Depreciation charge of right-of-use assets (see Note 15)	11,320	11,488
Expenses related to variable lease payments, low-value and short-term leases (see Note 15)	7,399	7,069
Interest expense on lease liabilities (see Note 18)	4,875	5,242
	23,594	23,799

Notes to the consolidated financial statements (continued)

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

In June 2017, the Company entered into an amendment to the senior unsecured credit facility, which extends the maturity and increased the outstanding amount by US$225 million. After the amendment, the balance of the total credit facility was US$1.5 billion. As of December 31, 2020, the Company had repaid US$975 million after the additional repayment of US$305 million in December 2020. For the year ended December 31, 2020, the Company recognized in the statements of comprehensive income, interest expense in the amount of US$22.4 million (US$39.1 million for the year ended December 31, 2019 and US$49.6 million for the year ended December 31, 2018) (see Note 18).

The credit facility calls for amortization in four installments, with 15% of the total facility due on December 31, 2020 (fully repaid as of December 31, 2020), 15% due on June 30, 2021 (fully repaid as of December 31, 2020), 35% due on December 31, 2021 (fully repaid as of December 31, 2020) and 35% due on June 19, 2022 (US$525 million).

Interest on the credit facility is based on the London Interbank Offered Rate (LIBOR) plus a spread (currently 1.9%) based on the Company´s total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio, as defined in the agreement.

For the year ended December 31, 2020, the Company recognized charges of US$0.9 million in the statements of comprehensive income for issuance costs related to debt extinguishment caused by the early December 2020 payment (US$1.3 million for the year ended December 31, 2019 and US$1.9 million for the year ended December 31, 2018) (see Note 18).

No letters of credit were issued and there are no guarantees provided for the credit facility as of December 31, 2020.

Restrictive Covenants -

The senior unsecured credit facility contains certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to EBITDA ratio and an interest coverage ratio, which are defined by the agreement. As of December 31, 2020, the Company was in compliance with all of its covenants.

Notes to the consolidated financial statements (continued)

Following is the movement of the changes derived from the financing activities for the year ended December 31, 2020 and 2019:

	January 01, 2019	Additions	Payments	Long term to short term transfers	Others	December 31, 2019	Additions	Payments	Long term to short term transfers	Others	December 31, 2020
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Current:
Lease liabilities, see Note 10 (a)	8,119	464	(10,479)	10,751	-	8,855	1,477	(9,376)	9,402	(135)	10,223
Non-current:
Senior unsecured credit facility	1,030,000	-	(200,000)	-	-	830,000	-	(305,000)	-	-	525,000
Debt issuance cost (a)	(7,190)	-	-	-	3,066	(4,124)	-	-	-	2,575	(1,549)
Lease liabilities, see Note 10 (a)	87,609	86	-	(10,751)	-	76,944	1,851	-	(9,402)	(399)	68,994
Total liabilities from financing activities	1,118,538	550	(210,479)	-	3,066	911,675	3,328	(314,376)	-	2,041	602,668

(a)	For the year ended December 31, 2020, includes amortization of debt issuance cost of US$1.7 million (US$1.8 million for the year ended December 31, 2019) and extinguishment debt issuance cost of US$0.9 million (US$1.3 million for the year ended December 31, 2019).

Notes to the consolidated financial statements (continued)

11.	Provisions

This item is made up as follows:

	December 31, 2020	December 31, 2019
	US$(000)	US$(000)
Current:
Provision for social commitments (a)	9,469	7,677
Provision for remediation and mine closure (b)	156	241
Total current	9,625	7,918
Non–current:
Provision for remediation and mine closure (b)	237,387	195,659
Provision for disputed mining royalties (c)	44,982	62,797
Other long-term liabilities (d)	22,455	12,117
Provision for legal contingencies (e)	1,924	4,800
Provision for social commitments (a)	1,226	3,046
Total non-current	307,974	278,419

(a)	The provision for social commitments is associated with repaving Alata-Congata Road (US$6.3 million) and an irrigation project in La Joya (US$4.4 million).

(b)	The Company’s mineral exploitation activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (PAMA) and for the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit.

On October 14, 2003, Law 28090 was enacted, which regulates the commitments and procedures that entities involved in mining activities must follow in order to prepare, file and implement a mine site closure plan, as well as the respective environmental guarantees that assure compliance with the plan in accordance with protection, conservation and restoration of the environment. On August 15, 2005, the regulations regarding this law were approved.

During 2006, in compliance with the mentioned law, the Company completed the closure plans for its mine site, and presented it to the Ministry of Energy and Mines.

The closure plans for its mine site was approved by Resolution No 302-2009 MEM-AAM and its modifications were approved by Resolution No 207-2012 MEM-AAM, Resolution No 186-2014 MEM-DGAAM and its last modification, Resolution No 032-2018 MEM-DGAAM. As of December 31, 2020, pursuant to legal requirements, the Company has issued a letter of credit to the Ministry of Energy and Mines totaling US$59.4 million to secure mine closure plans.

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

The table below presents the changes in the provision for remediation and mine closure:

	2020	2019
	US$(000)	US$(000)
Beginning balance	195,900	131,888
Accretion expense	4,196	4,048
Additions (see Note 7)	37,569	59,964
Progressive mine closure payments in hydrometallurgy process	(122)	-

Final balance	237,543	195,900

As of December 31, 2020, the Company’s provision for remediation and mine closure was US$237.5 million (reflecting the future value of the provision for remediation and mine closure of US$374.4 million, discounted using an annual risk-free rate of 1.56%). As of December 31, 2019, the Company’s provision for remediation and mine closure was US$195.9 million (reflecting the future value of the provision for remediation and mine closure of US$374.4 million, discounted using an annual risk-free rate of 2.28%). The Company considers this liability sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2020 and 2019, additions (US$37.6 million and US$60.0 million respectively) mainly corresponded to changes in estimates due to changes in the escalation ratio.

(c)	As of December 31, 2020, represents interest and penalties associated with income tax related to disputed mining royalties for the year 2010 of US$45.0 million.

As of December 31, 2019, represents the non-current portion of ITAN for the years 2010 and 2011 of US$12.1 million and interest and penalties associated with (i) income tax related to disputed mining royalties for the year 2010 of US$42.1 million, (ii) ITAN for the years 2010 and 2011 of US$6.7 million and (iii) SRF for the year 2013 of US$1.9 million.

(d)	As of December 31, 2020, mainly represents SUNAT assessments for prior years related to income tax interest and penalties and non-income tax contingencies in which the Company expects to obtain an unfavorable result of US$9.6 million. This balance also includes interest and penalties related to income tax for the years 2014, 2017 through 2019, determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments” of US$12.9 million.

Notes to the Financial Statements (continue)

As of December 31, 2019, mainly represents interest and penalties related to tailing dam income tax for the year 2010 and 2012 of US$4.3 million. This balance also includes SUNAT assessments for prior years related to income and non-income tax contingencies in which the Company expects to obtain an unfavorable result of US$3.8 million.

(e)	The provision for legal contingencies is associated with OSINERGMIN and SUNAFIL (Superintendencia Nacional de Fiscalización Laboral) fines, which have been appealed by the Company.

12.	Shareholders’ equity

(a)	Capital stock -

As of December 31, 2020, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the July 11, 2003, Shareholders Agreement, the nominal value of the shares was denominated in US dollars in an amount of US$0.54 per share. As a consequence of the capitalization of restricted earnings associated with tax benefits (reinvestment credits), in December 2009, the nominal value of the shares was increased to US$2.83 per share.

The quoted price of these shares was US$20.92 per share as of December 31, 2020 (US$19.30 per share as of December 31, 2019).

As of December 31, 2020, the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest
Up to 1.00	2,844	4.39
From 1.01 to 20.00	2	21.05
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,848	100.00

(b)	Other capital reserves -

Other capital reserves include the Company’s legal reserve, which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital. The legal reserve must be used to compensate for losses in the absence of non-distributed earnings or non-restricted reserves, and transfers made to compensate for losses must be replaced with future earnings. This legal reserve may also be used to increase capital stock, but the balance must be restored from future earnings.

(c)	Dividend Distribution -

Dividends paid to shareholders, other than domiciled legal entities, are subject to retention of income tax. On December 10, 2016, Legislative Decree 1261 was enacted reducing the withholding tax rate to 5.0% beginning January 1, 2017.

Notes to the Financial Statements (continue)

At the non-presential annual mandatory shareholders meeting held on July 3, 2020, shareholders approved that no dividends would be distributed as a result of possible tax payments associated with arbitration proceedings and concerns about the price of copper due to the global uncertainty caused by the COVID-19 pandemic.

At the annual mandatory shareholders meeting held on March 29, 2019, shareholders approved a US$150 million dividend payment (US$0.428503 per common share). The total amount of these dividends was applied against retained earnings. This dividend was paid on April 30, 2019, and complied with the withholding tax rules (4.1%).

(d)	Stock-based compensation -

In accordance with the Senior Executive Plan (SEP), stock-based compensation in the ultimate parent (Freeport) is granted to the Company's senior executives. Amounts presented in “Other capital reserves” in the statement of change in equity totaled US$11.5 million as of December 31, 2020, US$10.1 million as of December 31, 2019 and US$8.9 million as of December 31, 2018. The fair value of stock options is determined using the Black-Scholes-Merton option pricing model. The fair value of restricted share units (RSUs) is based on Freeport's share price on the grant date. Shares of Freeport’s common stock are issued at the vesting date of RSUs settled in shares. The fair value of performance share units (PSUs) are determined using Freeport's stock price and a Monte-Carlo simulation model.

Stock options granted under such plans generally expire 10 years after the grant date. Stock options granted prior to 2018 generally vest in 25 percent annual increments; beginning in 2018, awards granted vest in 33 percent annual increments beginning one year from the date of grant. Stock option agreements provide that participants will receive the following year’s vesting upon retirement. Therefore, on the grant date, the Company accelerates one year of amortization for retirement-eligible employees. Stock options provide for accelerated vesting only upon certain qualifying terminations of employment within one year following a change of control.

The Company recognizes the compensation cost in the statement of comprehensive income during the award period according to the fair value of the instruments granted. The cost is recognized as an equity contribution in “Other equity contributions.”

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

Notes to the Financial Statements (continue)

(b)	Under its current 15-year tax stability agreement, the Peruvian income tax rate applicable to the Company is 32%. As of December 31, 2020, the Company has recorded income tax prepayments and/or benefits which it expects to use to offset future income tax provisions or will be refunded by SUNAT, totaled US$13.7 million (see Note 6).

For the year ended December 31, 2020, the Company recognized current income tax expense of US$210.6 million (including US$17.3 million for special mining, US$14.9 million of mining royalties, and US$2.6 million for the SRF), and a deferred income tax expense of US$26.3 million, resulting in a total income tax expense of US$236.9 million that has been included in the statements of comprehensive income.

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

(c)	SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2014 through 2019 are open to examination by the tax authorities and the years 2014 through 2016 are currently being examined. To date, SUNAT has concluded its review of the Company’s income tax through the year 2013 and the Company is in the claim and/or appeal process for the years 2003 through 2012.

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

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. Prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year tax stability agreement, which became effective January 1, 2014. The amount to be paid for the mining royalty will be the greater of a progressive rate of the quarterly operating income or 1% of quarterly sales.

Notes to the Financial Statements (continue)

SUNAT assessed mining royalties on materials processed by the Company´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. The Company contested each of these assessments because it considers that its 1998 Stability Agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as the Company began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

Since 2017, the Company recorded charges of S/2.8 billion (approximately US$771.2 million based on the December 31, 2020, exchange rate, including deferred interest, interest and penalties of US$496.5 million) for the royalty and special mining tax assessments for the period December 2006 through the year 2013. Since 2014, the Company has been paying the disputed assessments under protest for the period from December 2006 through December 2013 under installment payment programs. Through December 31, 2020, the Company has made payments totaling S/1.6 billion under these installment programs (US$476.7 million based on the date of payment exchange rate and US$435.2 million based on the December 31, 2020, exchange rate).

On July 13, 2020, the Company requested the application of the Deferral and / or Installment Regime, approved by Legislative Decree No. 1487, which contemplates a reduced interest rate on the debts administered by SUNAT related to the current installment payment programs of special mining tax for the period October 2011 through December 2013. The request includes a six month of deferred interest and thirty installment payments. This request was approved by SUNAT in August 2020.

During February 2020, the Company requested the initiation of an arbitration proceeding against the Republic of Peru before the International Centre for Settlement of Investment Disputes (ICSID).

On March 31, 2020, Superintendence Resolution 066-2020/SUNAT was published in which new default monthly interest rates were established effective April 1, 2020. The default interest rate in national currency changes from 1.2% to 1% and in the case of foreign currency it changes from 0.6% to 0.5%. Likewise, interest rates for the return of undue or excess payments in national currency (soles) change from 0.50% to 0.42% and in the case of foreign currency (US Dollars) change from 0.30% to 0.25%. Finally, the interest rate on returns due to withholding and/or non-applied perceptions of VAT changes from 1.2% to 1%.

Notes to the Financial Statements (continue)

(e)	Other assessments received from SUNAT and other regulatory entities -

The Company has also received assessments from SUNAT for additional taxes (other than the mining royalty and special mining tax explained in Note 13(d) above), including penalties and interest. The Company has filed objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Year	Taxes	Penalty and interest	Total
	US$(000)	US$(000)	US$(000)
2003 – 2005	8,780	39,700	48,480
2006	11,206	51,769	62,975
2007	12,821	21,177	33,998
2008	16,906	16,859	33,765
2009	56,000	51,606	107,606
2010	53,700	117,880	171,580
2011	41,063	67,932	108,995
2012	869	9,477	10,346
2013	48,401	65,902	114,303
2014 –2020	44,864	-	44,864

	294,610	442,302	736,912

As of December 31, 2020, the Company has paid US$432.7 million of which US$190.5 million is included in “Other non-financial assets, non-current” (see Note 6) in the statements of financial position for these disputed tax assessments. The Company believes this amount is recoverable.

Assessments for the year 2014 through 2020 correspond to contribution payments to other regulatory entities.

(f)	As of December 31, 2020 and 2019, the Company has issued letters of credit to secure tax obligations amounting to S/1,370.3 million (equivalent to US$378.1 million) and S/1,643.9 million (equivalent to US$495.6 million), respectively, which are primarily related to installment programs for the royalty dispute matter.

Notes to the Financial Statements (continue)

(g)	The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
	US$(000)	US$(000)	US$(000)
Deferred Income tax
Asset
Cost of net asset for the construction of the tailing dam	125,621	30,033	26,449
Royalty accrual	83,570	84,546	109,505
Provision for remediation and mine closure	19,937	17,309	15,131
Unpaid vacations	7,015	6,618	5,937
Provision for mining taxes	6,124	3,737	4,120
Leases	931	406	-
Development costs	59	72	122
SUNAT Assessments	-	-	4,055
Other provisions	10,826	10,276	10,450
	254,083	152,997	175,769

Liability
Property, plant and equipment depreciation	545,636	458,307	361,453
Stripping activity asset	43,187	33,661	27,464
Embedded derivatives for price adjustment of copper concentrate and cathode	37,862	10,742	(6,050)
Valuation of inventories	18,479	14,885	16,605
Debt issuance costs	412	933	1,894
	645,576	518,528	401,366

Deferred liabilities, net	391,493	365,531	225,597

Supplementary retirement fund
Deferred liability	4,581	4,258	2,651

Total deferred income tax liability, net	396,074	369,789	228,248

Notes to the Financial Statements (continue)

Reconciliation of the income tax rate -

For the years ended December 31, 2020, 2019 and 2018, the income tax expense recorded differs from the result of applying the legal rate to the Company’s profit before income tax, as detailed below:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Profit before income tax	511,470	688,451	444,880
Income tax rate	32%	32%	32%
Expected income tax expense	163,670	220,304	142,362
Moratorium interest	24,652	4,052	1,367
Non - deductible expenses	16,925	24,129	23,985
Income tax true – ups	7,293	(10,255)	(10,312)
IFRIC 23 adoption	-	20,767	-
Royalty case	-	-	143,728
Special mining tax and mining royalties	(10,305)	(15,660)	(25,165)
Special mining burden (GEM)	-	-	(22,334)
Income tax rate change effect on deferred taxes for change in Peruvian tax law once the current Stability Contract expires (from 32% to 30.85%)	(2,750)	(2,746)	(1,958)
Others	4,348	7,620	4,896
Current and deferred income tax charges to results	203,833	248,211	256,569
Mining taxes charged to results	31,535	48,036	65,055
Supplementary retirement fund charged to results	1,558	1,827	3,546

	236,926	298,074	325,170

Effective income tax	46.32%	43.30%	73.09%

Income tax -

The income tax expense for the years ended December 31, 2020, 2019 and 2018 is shown below:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Income tax
Current	175,870	107,666	254,767
Deferred	25,962	139,934	61,483
	201,832	247,600	316,250
Mining taxes
Current mining royalty and special mining tax	32,203	47,032	6,661

Supplementary retirement fund
Current	2,568	1,835	1,499
Deferred	323	1,607	760
	2,891	3,442	2,259

Income tax expense reported in the statements of comprehensive income	236,926	298,074	325,170

Notes to the Financial Statements (continue)

14.	Revenues

(a)	This item is made up as follows:

	For the year ended December 31, 2020		For the year ended December 31, 2019		For the year ended December 31, 2018
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)
Copper in concentrate	743,274	2,088,167	912,974	2,294,249	962,113	2,458,088
Copper cathode	83,870	241,808	88,875	244,277	86,346	251,908
Other (primarily silver and molybdenum concentrate)		208,618		358,368		351,934
Total revenues		2,538,593		2,896,894		3,061,930

Revenues with related parties totaled US$2.4 billion for the year ended December 31, 2020 (US$2.7 billion for the year ended December 31, 2019 and US$2.9 billion for the year ended December 31, 2018).

As described in Note 2(d), the Company’s copper sales are provisionally priced at shipment. Adjustments to the provisional prices are recognized as gains and losses in sales of goods through the month of settlement. Adjustments to provisional priced copper and molybdenum sales resulted in increases in revenues totaling US$64.7 million for the year ended December 31, 2020, US$56.8 million for the year ended December 31, 2019, and a decrease of US$88.8 million for the year ended December 31, 2018.

(b)	The following table shows sales by geographic region based on the final destination port:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
	US$(000)	US$(000)	US$(000)
Asia	2,096,084	2,374,350	2,404,530
Europe	207,954	77,716	209,894
North America	120,865	265,599	295,448
South America (primarily Peru)	106,489	168,077	136,400
Central America	7,201	11,152	15,658
	2,538,593	2,896,894	3,061,930

(c)	Concentration of sales -

For the year ended December 31, 2020, 94% of the Company’s sales were to related entities (FMC, Sumitomo Metal Mining Company and Climax Molybdenum). For the year ended December 31, 2019, 92%, and for the year ended December 31, 2018, 94% of the Company’s sales were to these related entities.

Notes to the Financial Statements (continue)

15.	Cost of sales

This item is made up as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
	US$(000)	US$(000)	US$(000)
Materials and supplies	581,658	693,292	693,316
Depreciation and amortization (see Note 7 and 2(i))	451,001	523,512	512,298
Labor (a)	288,104	285,081	357,692
Energy	200,794	228,853	254,243
Third-party services	164,590	181,215	159,514
Incremental costs related to COVID-19 pandemic (b)	95,702	-	-
Depreciation for right-of-use assets (see Note 7 and 10(a))	11,320	11,488	-
Change in finished goods inventory	10,391	(2,290)	(5,723)
Variable lease payments, low-value and short-term leases (see Note 10(a))	7,399	7,069	-
OEFA and OSINERGMIN contributions (c)	5,889	6,828	7,904
Management Fees	2,000	2,923	2,743
Change in work in process inventory	(49,575)	(23,427)	(8,513)
Other costs	39,982	47,033	45,402
	1,809,255	1,961,577	2,018,876

(a)	The year ended December 31, 2020, includes US$28.9 million related to profit sharing for 2020 and US$8.3 million as a result of the recognition of contingent liabilities for prior years that are open for inspection for the tax authority (US$32.2 million for the year ended December 31, 2019 and US$60.2 million for the year ended December 31, 2018).

(b)	The Company recognized charges totaling US$95.7 million for the year ended December 31, 2020, associated with the COVID-19 pandemic and revised operating plans. These charges, none of which were capitalized into inventory, are made up as follows:

For the year ended December 31, 2020
US$(000)
Incremental costs (i)	51,071
Labor and other employee expenses (ii)	29,705
Severance costs (iii)	7,485
Capital project write-off	6,255
Exceptional contributions and donations	1,186
95,702

Notes to the Financial Statements (continue)

(i)	Represents incremental costs associated with care and maintenance status as part of Peru’s declaration of a National Emergency as a result of the COVID-19 outbreak, which restricted the Company’s operations. The costs primarily include depreciation (US$21.9 million, see Note 7), labor costs (US$13.8 million), services (US$8.6 million) and other costs (US$6.8 million). Refer to Note 1(c) for additional information.

(ii)	Represents labor costs and other expenses associated to the implementation of the Surveillance, Prevention and Control Plan as part of gradual resumption of operations. Refer to Note 1(c) for additional information.

(iii)	Includes severance costs associated with employee retirement programs of US$7.1 million as part of the cost saving initiatives planned in the Company’s revised operating plans. Refer to Note 1(c) for additional information.

(c)	The Company is subject to OSINERGMIN and OEFA royalties. The calculation for the OSINERGMIN royalty is 0.14% of invoiced sales for the year 2020 (0.13% for the year 2019 and 0.14% for the year 2018), and the calculation for the OEFA royalty is 0.10% of invoiced sales for the year 2020 (0.11% for the year 2019 and 2018).

In compliance with corporate policies, the Company recognizes administrative costs as an inventory cost (approximately US$35.6 million for the year ended December 31, 2020, US$32.0 million for the year ended December 31, 2019, and US$30.7 million for the year ended December 31, 2018). The effect of this policy is immaterial to the financial statements as a whole.

16.	Selling Expenses

This item is made up of as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
	US$(000)	US$(000)	US$(000)
Copper concentrate freight	89,241	98,933	126,670
Commissions	4,935	5,588	6,048
Cathode freight	2,019	1,890	1,831
Other	1,485	3,072	2,459
	97,680	109,483	137,008

Notes to the Financial Statements (continue)

17.	Other operating expenses

This item is made up as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
	US$(000)	US$(000)	US$(000)
Excess of salaries limit in workers profit sharing (a)	17,146	-	-
Royalty non-income tax (b)	10,780	-	-
Optimization and prefeasibility/feasibility studies (c)	8,429	14,919	450
Other expenses	1,425	2,895	2,434
Tax contingencies	704	6,119	10,711
Fines and penalties (d)	-	14,183	-
Royalties, ITAN and penalties (e)	-	-	55,088
	38,484	38,116	68,683

(a)	Corresponds to the excess of salaries limit in workers profit sharing to be transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (FONDOEMPLEO), and it’s related to adjustments of previous years income tax assessments (recognized in 2020 primarily as a result of the international arbitration proceeding initiated by the Company (See Note 13(d)).

(b)	Represents current year mining royalties calculated based on revenues according to applicable tax rules (see Note 13(d)).

(c)	Represents charges related to projects for the optimization of the Company’s operating processes.

(d)	For the year ended December 31, 2019, primarily represents land right penalties with INGEMMET (US$6.8 million), SUNAT penalties related to 2012 income tax audit (US$4.7 million) and OSINERGMIN fine (US$2.7 million), which in September 2020, was declared closed and archived in favor of the Company.

(e)	For the year ended December 31, 2018, primarily represents penalties for income tax related to disputed mining royalties for the year 2006 through the year 2011 of US$33.8 million, penalties on disputed mining royalties for the period January 2009 through December 2013 of US$17.7 million and profit sharing adjustments related to GEM refund of US$3.6 million.

Notes to the Financial Statements (continue)

18.	Financial expenses

This item is made up as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
	US$(000)	US$(000)	US$(000)
Interest on disputed mining royalties (a)	43,838	68,107	370,159
Tax contingencies (b)	54,098	2,488	4,273
Interest on senior unsecured credit facility (see Note 10(b))	22,351	39,083	49,551
Excess of salaries limit in workers profit sharing (c)	16,591	-	-
Interest for leases (see Note 10(a))	4,875	5,242	-
Amortization debt issuance cost (See Note 10(b))	1,673	1,768	2,419
Extinguishment of debt - debt issuance cost (see Note 10(b))	902	1,298	1,902
Capitalized Interest associated to capital projects (see Note 7(a))	(2,544)	(4,504)	(3,790)
Other financial expenses	891	2,395	2,219
	142,675	115,877	426,733

(a)	For the year ended December 31, 2020, primarily represents charges of interest related to (i) the installment payment programs for disputed mining royalties for the period January 2009 through September 2011 and for the years 2012 and 2013 and SMT for the period October 2011 through December 2013 of US$38.2 million and (ii) other taxes related to disputed mining royalty of US$5.6 million.

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

(b)	For the year ended December 31, 2020, primarily represents interest related to (i) the income tax assessment for the year 2013 of US$31.4 million, (ii) uncertain income tax treatments (IFRIC 23) associated primarily to tailing dam income tax of US$13.1 million, (iii) SUNAT assessments for prior years related to income and non-income tax contingencies in which the Company expects to obtain an unfavorable result of US$8.7 million.

(c)	Represents interest associated to the excess of salaries limit in workers profit sharing to be transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (FONDOEMPLEO). This is related to adjustments of previous years income tax assessments (recognized in 2020 primarily as a result of the international arbitration proceeding initiated by the company (See note 13(d)).

Notes to the Financial Statements (continue)

19.	Earnings per share

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares during the period. Basic and diluted earnings per common share have been determined as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Profit for the period (US$)	274,544,000	390,377,000	119,710,000
Weighted average number of share outstanding (Note 12(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	0.784	1.115	0.342

20.	Financial risk management

The Company’s activities are exposed to different financial risks. The main risks that could adversely affect the Company’s financial assets and liabilities or future cash flows are: (i) the risk arising from changes in market prices of minerals, (ii) liquidity risk, (iii) credit risk and (iv) capital risk. The Company’s financial risk management program focuses on mitigating potential adverse effects on its financial performance.

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

As described in Note 2(d), the Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally between three and six months after the shipment’s arrival date) based primarily on quoted LME monthly average prices. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on the provisionally priced contract that is adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing (see Note 21).

The table below summarizes the estimated impact on the Company’s profit before income tax for the year 2020, 2019 and 2018 based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 3.524 to US$/pound 3.876 (US$/pound 2.865 to US$/pound 3.085 for the year 2019 and US$/pound 2.974 to US$/pound 2.979 for the year 2018), and the 10% decrease is based on copper prices ranging from US$/pound 2.884 to US$/pound 3.172 (US$/pound 2.344 to US$/pound 2.524 for the year 2019 and US$/pound 2.433 to US$/pound 2.437 for the year 2018).

Notes to the Financial Statements (continue)

Effect on profit before income tax
US$(000)
December 31, 2020
10% increase in future copper prices	112,080
10% decrease in future copper prices	(112,080)

Effect on profit before income tax
US$(000)
December 31, 2019
10% increase in future copper prices	99,219
10% decrease in future copper prices	(99,219)

Effect on profit before income tax
US$(000)
December 31, 2018
10% increase in future copper prices	72,847
10% decrease in future copper prices	(72,847)

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

Notes to the Financial Statements (continue)

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

Notes to the Financial Statements (continue)

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes, accruals and benefits to employees, as of December 31, 2020 and 2019:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2020
Trade accounts payable	-	197,855	9,770	-	-	207,625
Accounts payable - related parties	-	3,446	-	-	-	3,446
Other financial liabilities	-	1,551	8,672	560,750	31,695	602,668
Other accounts payable	-	57,637	68,828	285,392	-	411,857

Total	-	260,489	87,270	846,142	31,695	1,225,596

As of December 31, 2019
Trade accounts payable	-	245,463	7,402	-	-	252,865
Accounts payable - related parties	-	4,014	-	-	-	4,014
Other financial liabilities	-	3	8,852	825,877	76,943	911,675
Other accounts payable	-	40,357	59,023	90,019	289,705	479,104

Total	-	289,837	75,277	915,896	366,648	1,647,658

Notes to the Financial Statements (continue)

(c)	Credit Risk -

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

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2020.

Notes to the Financial Statements (continue)

21.	Embedded derivatives

As discussed in Note 2(d), the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2020 and 2019, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2020
	Pounds payable	Maturity	Provisional pricing	Forward pricing	Fair value provision
	(000)		US$/Pound	US$/Pound	US$(000)
Copper Concentrate	267,872	January 2021 to May 2021	Between 2.908 and 3.545	Between 3.519 and 3.524	98,424
Copper Cathode	3,964	January 2021	Between 3.535 and 3.612	3.519	(235)
Molybdenum	3,382	January 2021 to February 2021	Between 7.360 and 7.884	8.658	3,245
					101,434(a)

			As of December 31, 2019
	Pounds payable	Maturity	Provisional pricing	Forward pricing	Fair value provision
	(000)		US$/Pound	US$/Pound	US$(000)
Copper Concentrate	246,441	January 2020 to May 2020	Between 2.567 and 2.774	Between 2.793 and 2.804	39,727
Copper Cathode	4,410	January 2020	2.791	2.793	9
Molybdenum	5,370	January 2020 to February 2020	Between 7.857 and 9.724	8.025	(3,031)
					36,705	(a)

(a)	Embedded derivatives are recorded on the statement of financial position in “Trade account receivable – related parties” (US$101.4 million as of December 31, 2020, and US$36.1 million as of December 31, 2019) and “Trade accounts receivable (net)” (US$0.6 million as of December 31, 2019).

22.	Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2020 and 2019, the only financial assets carried at fair value are embedded derivatives, included in trade accounts receivable and related parties, which are generated by the sale of copper and molybdenum and measured at fair value based on commodity prices. The net value of this embedded derivative as of December 31, 2020, was an asset of US$101.4 million (asset of US$36.7 million as of December 31, 2019). Embedded derivatives are categorized within Level 2 of the hierarchy. The fair value of embedded derivatives is determined using valuation techniques using information directly observable in the market (forward prices of metals).

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

Notes to the Financial Statements (continue)

Financial instruments at fixed and variable rates -

Financial assets and liabilities with fixed or variable rates are recorded at amortized cost and fair value is determined by comparing the market interest rates at the time of their initial recognition to the current market rates with regard to similar financial instruments.

Based on the foregoing, there are no significant differences between book value and fair value of financial instruments (assets and liabilities) as of December 31, 2020 and 2019.

23. Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles (U.S. GAAP)

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 24 and are principally related to the items discussed in the following paragraphs:

(a)	Stripping Cost

Under IFRS, the production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the cost of inventory, while the production stripping costs are capitalized as a stripping activity asset, if certain criteria are met, and amortized based on proved and probable reserves of each ore body (component) identified in the open pit. See note 2b.

Under U.S. GAAP, the costs of clearing removal (production stripping costs) incurred during the production stage are recorded as part of the production cost of inventories; accordingly, such costs are recorded on the income statement at an earlier time than IFRS.

(b)	Inventories

Under IFRS, the cost inventory includes the amortization of production-stripping costs. Also, inventories are valued using the weighted average method and includes a lower the stripping activity asset and worker’s profit sharing.

Under U.S. GAAP, the cost inventory excludes the amortization of production-stripping cost and the inventories are determined using the Last-In-First-Out (LIFO) method, the worker’s profit sharing is excluded of the inventory costing.

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

Notes to the Financial Statements (continue)

(e)	Remediation and mine closure –

Under IFRS; the liability is measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability).

Under IFRS, the Company updates the discount rate used to discount its liability at the closing date, this change in the discount rate has an impact (increase/decrease) in the book value of the asset retirement cost (ARC) and the remediation liability.

Under U.S. GAAP, upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

Under U.S. GAAP, there is no requirement to update the discount rate.

24. Reconciliation between net income and shareholders' equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2020, 2019 and 2018 and to shareholders' equity as of December 31, 2020, 2019 and 2018 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Net profit under IFRS	274,544	390,377	119,710

Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization, note 23 (a)	31,419	(41,508)	(64,452)
Inventories valuation, note 23 (b)	(906)	(53,424)	(29,515)
Remediation and mine closure, note 23 (e)	23	23	1,351
Deferred workers´ profit sharing, note 23 (c)	(24,255)	(23,449)	(7,079)
Lease activity	1,597	2,071	-
Deferred income tax, note 23 (d)	(6,514)	45,759	33,291
Other	(222)	(134)	(26)
Net income under U.S. GAAP	275,686	319,715	53,280

	2020	2019	2018
	US$(000)	US$(000)	US$(000)
Shareholders’ equity under IFRS	5,635,328	5,359,323	5,117,732
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization, note 23 (a)	(267,596)	(299,015)	(257,507)
Inventories valuation, note 23 (b)	(217,707)	(216,801)	(163,377)
Remediation and mine closure, note 23(e)	(5,480)	(5,503)	(5,526)
Deferred workers´ profit sharing note 23(c) and 24 (a)	(87,415)	(63,160)	(39,711)
Lease activity	3,668	2,071	-
Deferred income tax, note 23d	189,073	195,587	149,828
Other	(144)	78	212
Shareholders’ equity under U.S. GAAP	5,249,727	4,972,580	4,801,651

Notes to the Financial Statements (continue)

(a)	As a result of additional analysis of the amounts performed in 2020, the Company identified additional reconciling differences; consequently, the related amounts for 2019 and 2018 originally reported were updated and retrospectively adjusted to be consistent to 2020 amounts. Equity for those years was retrospectively adjusted from US$5,066,565 to US$4,972,580 and US$4,896,850 to US$4,801,651, respectively. Net income for 2019 and 2018 had no changes. These changes were mainly caused by US$55 million in inventories valuation, US$53 million in stripping activity asset, net of amortization; and US$38 million in deferred workers' profit participation.

25.	New U.S. GAAP Accounting Pronouncements

Accounting Standards Update-2016-13—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments

In June 2016, the Financial Accounting Standards Board (FASB) issued an ASU that requires entities to estimate all expected credit losses for most financial assets held at the reporting date based on an expected loss model, which requires consideration of historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted this ASU effective January 1, 2020, and the adoption of this ASU did not have a material impact on its financial statements.

Accounting Standards Update 2020-04—Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting

In March 2020, the Financial Accounting Standards Board (FASB) issued an ASU provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications in light of the expected market transition from the London Interbank Offered Rate (LIBOR). Banks that report information used to set LIBOR will no longer be required to do so after 2021. Under the guidance, an entity that makes an optional election would present and account for a modified contract as a continuation of the existing contract. Contracts will need to be modified to replace LIBOR with new rates. For all entities, this ASU was effective upon issuance (March 12, 2020) and generally can be applied through December 31, 2022. The Company does not expect this ASU to have an impact on its accounting or financial statements.

Accounting Standards Update 2020-06—Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity

In August 2020, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) simplifies accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and requires use of the “if-converted method” for all convertible instruments in diluted EPS calculations. For public entities, this ASU is effective for fiscal years ending after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, including adoption in an interim period. The Company does not expect this ASU to have an impact on its accounting or financial statements.

26.	Subsequent Events

Since December 31, 2020, and through the date these financial statements were issued, no material events have occurred that may affect the interpretation of these financial statements.