Form 20-F
period 2021-12-31
BUENAVENTURA MINING CO INC
filed 2022-05-13
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Yes ⌧     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ⌧

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

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. Our partnership interest in Yanacocha was calculated at 43.65% for the year ended December 31, 2021, 2020 and 2019. As of December 31, 2019, 2020 and 2021, our equity interest in Cerro Verde was 19.58%.

Forward-Looking Statements

This Annual Report contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provided for under these sections. Our forward-looking statements are based on management’s assumptions and beliefs in light of the information currently available to it and may include, without limitation:

●	Our and Cerro Verde’s costs and expenses;
●	estimates of future costs applicable to sales;
●	estimates of future exploration and production results;
●	plans for capital expenditures;
●	expected commencement dates of mining or metal production operations; and
●	estimates regarding potential cost savings and operating performance.

The words “anticipate,” “may,” “can,” “plan,” “believe,” “estimate,” “expect,” “project,” “intend,” “likely,” “will,” “should,” “to be” and any similar expressions are intended to identify those assertions as forward-looking statements. In making any forward-looking statements, we believe that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include:

●	The results of explorations at our mines and those of our mines of joint venture partners;
●	the results of our joint ventures and our share of the production of, and the income received from, such joint ventures;

●	commodity prices;
●	production rates;
●	geological and metallurgical assumptions;
●	industry risks;
●	timing of receipt of necessary governmental permits or approvals;
●	regulatory changes;
●	political risks;
●	inaccurate estimates of reserves or mineralized material not in reserve;
●	anti-mining protests or other potential issues with local community relationships;
●	labor relations;
●	pandemics, or the future outbreak of any other highly infectious or contagious disease, including the COVID-19 pandemic;
●	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions
●	containment measures environmental risks;
●	our ability to finance capital expenditures;
●	our ability to replace reserves as they become depleted;
●	our ability to maintain positive relationships with the communities in which we operate;
●	information technology failures;
●	risks relating to tailings dams;
●	legal proceedings and their effect on our existing financing agreements;
●	any future defaults in respect of our outstanding debt agreements;
●	the ongoing conflict between Russia and Ukraine; and
●	other factors described in more detail under “Item 3. Key Information—D. Risk Factors.”

Many of the assumptions on which our forward-looking statements are based are likely to change after our forward-looking statements are made, including, for example, commodity prices, which we cannot control, and Cerro Verde’s production volumes and costs, some aspects of which we may or may not be able to control. Further, we may make changes to our business plans that could or will affect our results. We do not intend to update our forward-looking statements, notwithstanding any changes in our assumptions, changes in our business plans, our actual experience or other changes, and we undertake no obligation to update any forward-looking statements more frequently than required by applicable securities laws.

Glossary of Selected Mining Terms

●	Alteration: Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solution.
●	As: Arsenic.
●	Assay: The chemical analysis of mineral samples to determine the metal content.
●	Brownfield project: An exploration or development project near or within an existing operation, which can share infrastructure and management.
●	Capital Expenditure: All expenditures not classified as operating costs but excluding corporate sunken costs such as acquisition.
●	Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.
●	Concentrate plant: A plant where metal concentration occurs.
●	Composite: Combining more than one sample result to give an average result over a larger distance.
●	Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
●	Crushing: Initial process of reducing ore particle size by impact to render it more amenable for further processing.
●	Cut-off Grade (CoG): The grade of mineralized rock above which it becomes profitable to extract the mineralization.
●	Deposit: A mineralized body thathas been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved.
●	Development: The process of constructing a mining facility and the infrastructure to support the facility is known as mine development.
●	Diamond drill: A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.
●	Dilution: Waste, which is rock below an economic cutoff value mined with ore.
●	Dip: Angle of inclination of a geological feature/rock from the horizontal.
●	District: A bounded division and organization of a mining region.
●	Disseminated: Fine particles of mineral dispersed throughout the enclosing rock
●	Exploration: Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.
●	Fault: The surface of a fracture along which movement has occurred.
●	Gangue: Non-valuable components of the ore.
●	Grade: The measure of concentration of a specific mineral within mineralized rock.
●	Greenfields project: An exploration or development projects that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.
●	Host rock: A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur.
●	Hydrothermal: A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution.

●	Igneous: Primary crystalline rock formed by the solidification of magma.
●	Indicated Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.
●	Inferred Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.
●	Intrusion: The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed.
●	Kriging: An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
●	Lithological: Description of the physical characteristics of a rock.
●	Massive: Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit.
●	Measured mineral resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.
●	Metal Concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.
●	Mineral Reserve: The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of “modifying factors” (which are defined as considerations used to convert mineral resources to mineral reserves, including, mining processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors). Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
●	Mineral resource: A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
●	Mineralization: The concentration of metals and their chemical compounds within a body of rock.
●	Mine site: An economic unit composed of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.
●	NSR: Net Smelter Return is the net revenue that the owner of a mining property receives from the sale of the mine’s metal/nonmetal products less transportation and refining costs.
●	Open pit: Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.
●	Ore: A mineral or aggregate of minerals from which metal can be economically mined or extracted.
●	Oxide: Mineral that has undergone chemical reaction in which the substance has combine with oxygen.
●	Probable Mineral Reserve: The economically mineable part of an indicated and, in some cases, a measured mineral resource.
●	Proven Mineral Reserve: The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.
●	RC: A method of drilling whereby rock cuttings generated by the drill bit are flushed up from the bit face to the surface through the drill rods by air or drilling fluids for collection and analysis.
●	Sedimentary: Pertaining to rocks formed by the lithification of accumulated of sediments, formed by the erosion of other rocks.

●	Siliciclasitic: Silica-based sediments, lacking carbon compounds, which are formed from pre-existing rocks, by breakage, transportation and redeposition to form sedimentary rock.
●	Stratigraphy: The study of stratified rocks in terms of time and space.
●	Sill: A tabular igneous intrusion that parallels the planar structure of the surrounding rock.
●	Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.
●	Strike: Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
●	Sulfide: A sulfur bearing mineral.
●	Sustaining Capital: Capital estimates of a routine nature, which is necessary for sustaining operations.
●	Tabular: Said of a feature having two dimensions that are much larger or longer than the third, or of a geomorphic feature having a flat surface, such as a plateau.
●	Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.
●	Tectonic: Pertaining to the forces involved in, or the resulting structures of, tectonics.
●	Tectonics: A branch of geology dealing with the broad architecture of the outer part of the earth, that is, the major structural or deformational features and their relations, origin and historical evolution.
●	Thickening: The process of concentrating solid particles in suspension.
●	Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this report refer to metric tonnes.
●	Total Expenditure: All expenditures including those of an operating and capital nature.
●	TRS: A Technical Report Summary as required by Regulation S-K 1300.
●	Ultramafic: Said of an igneous rock composed chiefly of mafic minerals.
●	Variogram: A statistical representation of the characteristics (usually grade).
●	Vein: An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with the associated replacement of the host rock; also, a mineral deposit of this form and origin.
●	Volcaniclastic: Pertaining to a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

PART I

ITEM 1.Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.Key Information

A.Selected Financial Data

Selected Financial Information and Operating Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The statement of financial position data as of December 31, 2019 has been derived from a consolidated statement of financial position which is not included in this Annual Report. The report of Tanaka, Valdivia & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited) on our Consolidated Financial Statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2021	2020	2019

	(US$in thousands)(1)
Statements of profit or loss data:
Continuing operations:
Operating income:
Sales of goods	863,470	637,619	821,930
Sales of services	21,052	20,285	23,661
Royalty income	15,928	18,638	22,297
Total operating income	900,450	676,542	867,888
Operating costs:
Cost of sales of goods, excluding depreciation and amortization	(529,731)	(393,888)	(512,874)
Unabsorbed cost due to production stoppage	(25,509)	(27,758)	—
Cost of sales of services, excluding depreciation and amortization	(1,269)	(1,554)	(3,378)
Depreciation and amortization	(187,211)	(189,620)	(226,335)
Exploration in operating units	(56,412)	(28,044)	(44,163)
Mining royalties	(12,974)	(11,749)	(12,832)
Total operating costs	(813,106)	(652,613)	(799,582)
Gross profit Operating expenses, net:	87,344	23,929	68,306
Administrative expenses	(67,585)	(67,185)	(76,297)
Selling expenses	(20,827)	(18,533)	(24,313)
Write –off of stripping activity asset	(6,763)	(11,633)	—
Exploration in non- operating areas	(11,270)	(8,475)	(11,879)
Reversal (provision) for contingences and others	(2,687)	(4,150)	2,968
Impairment recovery(loss) of long-lived assets	(14,910)	2,083	(2,083)
Other, net	(29,260)	2,690	(14,715)
Total operating expenses, net	(153,302)	(105,203)	(126,319)
Operating profit (loss)	(65,958)	(81,274)	(58,013)
Other income (expenses), net:
Finance income	5,952	2,411	9,675
Finance costs	(60,629)	(37,822)	(42,173)
Share in the results of associates and joint ventures	240,450	62,702	89,290
Net gain (loss) from currency exchange difference	(18,686)	(4,116)	(734)
Profit (loss) before income tax	101,129	(58,099)	(1,955)
Current income tax	(20,375)	(9,924)	(11,911)
Deferred income tax	44,046	(15,506)	37,501
Profit (loss) from continuing operations	124,800	(83,529)	23,635
Discontinued operations:
Net loss from discontinued operations (2)	(387,604)	(66,810)	(52,094)
Net loss	(262,804)	(150,339)	(28,459)
Attributable to equity owners of the parent	(264,075)	(135,718)	(12,208)
Attributable to non-controlling interest	1,271	(14,621)	(16,251)
Net loss	(262,804)	(150,339)	(28,459)
Basic and diluted loss per share attributable to equity holders of the parent(3)(4)	(1.04)	(0.53)	(0.05)
Basic and diluted profit (loss) per ADS attributable to equity holders of the parent(3)(4)	0.49	(0.27)	(0.16)
Basic and diluted loss per share attributable to equity holders of the parent, from continuing operations	(1.53)	(0.26)	(0.21)
Dividends per share	0.00	0.00	0.09
Average number of common and investment shares outstanding	253,986,867	253,986,867	253,986,867
Statement of financial position data:
Total assets	4,561,811	3,979,617	4,107,274
Capital stock	750,497	750,497	750,497
Total shareholders’ equity	2,538,531	2,799,857	2,968,200
Operating data (unaudited):
Production (5)
Gold (oz.)	153,330	129,429	191,281
Silver (oz.)	12,022,524	10,594,658	20,288,743
Proven and probable reserves(6)
Gold (oz.)	3,310,918	3,064,332	3,051,511
Silver (oz.)	146,725,835	176,659,432	203,416,773
(1)	Except per share, per ADS, outstanding shares and operating data.
(2)	See Note 1(e) to the Consolidated Financial Statements.

(3)

Loss per share has been calculated for each year as net loss divided by average number of shares outstanding during the year. As of December 31, 2019, 2020 and 2021, we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares. As of December 31, 2019, 2020 and 2021, we had 271,677 of Investment Shares (as defined below) outstanding, exclusive of 472,963 treasury shares as of December 31 2019, 2020, 2021 and 2022.

(4)

We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted loss per share or ADS.

(5)

The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43% controlling equity interest as of December 31, 2021 and 2020,and Minera La Zanja S.R.L., or “La Zanja,” in which we owned a 53.06% controlling equity interest as of December 31, 2021. The production data in this table reflect 100% of El Brocal’s and La Zanja’s production. For the years ended December 31, 2019, 2020 and 2021, El Brocal produced 4.4 million, 3.5 million and 6.2 million ounces of silver, respectively, of which our equity share was 2.7 million, 2.2 million and 3.8 million ounces of silver per year, respectively, and La Zanja produced 31,500, 17,228, and 22,611 ounces of gold, respectively, of which our equity share per year was 16,714, 9,141 and 11,997 ounces of gold, respectively, and 97,204, 84,641 and 104,534 ounces of silver per year, respectively, of which our equity share was 51,576, 44,911 and 55,466 ounces of silver per year, respectively. Amounts for 2019, 2020 and 2021 exclude production coming from the operating mines classified as discontinued operations.

(6)

The amounts in this table reflect the reserves of all of our consolidated subsidiaries, including El Brocal, in each case as of December 31, 2021. SRK Consulting Perú S.A. (“SRK”), an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Orcopampa, and El Brocal. Agnitia Consulting S.A.C. (“Agnitia”), an independent consultant, audited the process used to estimate proven and probable ore reserves for San Gabriel. Mining Plus Peru S.A.C. (“MPP”), an independent consultant, audited the process used to estimate proven and probable ore reserves for Trapiche. Geominería S.A.C, an independent consultant, audited the process used to estimate proven and probable ore reserves for Julcani. In the case of La Zanja, estimated proven and probable ore reserves are generated internally. Amounts for 2019, 2020 and 2021 exclude reserves coming from the operating mines classified as discontinued operations. The total amount of reserves does not consider ounces from Pads.

Yanacocha Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Yanacocha at the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Yanacocha’s audited consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, or the Yanacocha Consolidated Financial Statements. The report of Tanaka, Valdivia & Asociados S. Civil de R.L. (a member of Ernst & Young Global Limited) on the Yanacocha Consolidated Financial Statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 appears elsewhere in this Annual Report. The selected financial information for Yanacocha as of December 31, 2019, 2020 and 2021 has been derived from consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, respectively, which are not included in this Annual Report. Yanacocha’s audited consolidated financial statements as of December 31, 2019, 2020 and 2021 were audited by Tanaka, Valdivia & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited). The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. The operating data presented below, which are based on 100% of Yanacocha’s production and reserves, are derived from Yanacocha’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Yanacocha,” the Yanacocha Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2021	2020	2019

	(US$in thousands)(1)
Statement of comprehensive income:
Operating income:
Sales(2)	471,069	592,394	734,526
Other operating income	58,748	27,768	4,776
Total	529,817	620,162	739,302
Costs applicable to sales	(1,252,710)	(666,456)	(692,721)
Other operating costs	(266)	(1,247)	(1,160)
Total operating costs	(1,252,976)	(667,703)	(693,881)
Gross profit (loss)	(723,159)	(47,541)	45,421
Operating expenses:
Operating expenses, net	(36,291)	(34,322)	(35,987)
Administrative expenses	(904)	(1,227)	(1,744)
Selling expenses	(2,365)	(1,922)	(1,722)
Loss on assets held for sale	(152,224)	—	—
Impairment reversal	97,592	—	—
Operating profit (loss)	(817,351)	(85,012)	5,968
Finance income	979	8,100	18,430
Finance costs	(92,970)	(36,699)	(57,629)
Net gain (loss) from currency exchange difference	(7,311)	1,180	2,902
Income (loss) before income tax	(916,653)	(112,431)	(30,329)
Income tax expense	(51,029)	(53,018)	(64,928)
Loss for the year	(967,682)	(165,449)	(95,257)
Comprehensive income (loss):
Loss for the year	(967,682)	(165,449)	(95,257)
Other comprehensive income (loss) to be reclassified as profit or loss in subsequent periods
Changes in the fair value of available-for-sale financial asset, net of tax effect	(642)	123	1,246
Statement of financial position:
Total assets	2,107,137	2,313,438	2,312,072
Net assets (deficit)	(643,938)	324,386	489,712
Capital stock	378,505	378,505	378,505
Total partners’ equity (deficit)	(643,938)	324,386	489,712
Dividends per share	0.000	0.000	0.000
U.S. GAAP
Net income (loss)	(2,219,852)	(263,543)	3,316
Total equity (deficit)	(817,534)	1,402,962	1,666,382
Operating data (unaudited)
Gold produced (oz.)	264,086	340,052	527,336
Gold proven and probable reserves (Total Yanacocha) (oz.)	6,290	6,627	6,938
Gold proven and probable reserves attributable to the Company based on equity participation (oz.)(3)	2,746	2,893	3,028
(1)	Except operating data
(2)	Royalties netted to sales
(3)

Company’s equity participation, as of December 31, in Yanacocha was 43.65%, for the years of 2019, 2020 and 2021. On February 8, 2022, the Company sold the entirety of its stake in Yanacocha to the Newmont Corporation (“Newmont”). As such, Yanacocha has been classified on our financial statements as an asset held for sale as outlined in Note 1(e) to our Consolidated Financial Statements.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2019, 2020 and 2021 have been derived from Cerro Verde’s financial statements that are not included in this Annual Report. The report of Tanaka, Valdivia, & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited ) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 23 and Note 24 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	2021	2020	2019

	(US$in thousands)(1)
Statement of comprehensive income:
Sales of goods	4,199,448	2,538,593	2,896,894
Costs of sales of goods	(2,155,088)	(1,809,255)	(1,961,577)
Gross profit	2,044,360	729,338	935,317
Operating expenses
Selling expenses	(109,886)	(97,680)	(109,483)
Other operating expenses, net	(8,110)	(32,327)	(37,436)
	(117,996)	(130,007)	(146,919)
Operating profit	1,926,364	599,331	788,398
Financial income	2,820	2,350	10,356
Financial expenses	(31,500)	(142,675)	(115,877)
Foreign exchange gain differences, net	29,493	52,464	5,574
Profit before income tax	1,927,177	511,470	688,451
Income tax expense	(735,703)	(236,926)	(298,074)
Profit for the year	1,191,474	274,544	390,377
Basic and diluted earnings per share	3.404	0.784	1.115
Dividends per share	2.000	—	0.428503
Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012
Statement of financial position data:
Total assets	8,124,564	7,767,459	7,809,424
Capital Stock	990,659	990,659	990,659
Total shareholder’s equity	6,127,006	5,635,328	5,359,323
U.S. GAAP
Profit for the year	1,119,982	266,272	319,715
Total shareholder’s equity	5,649,319	5,229,338	4,963,065
Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	887,074	820,101	1,003,776
Proven and probable reserves - Tonnage:
Copper proven and probable reserves (Total Cerro Verde) (in metric tons)	3,998,902	4,077,480	4,265,232
Copper proven and probable reserves (attributable to the Company based on equity participation) (in metric tons) (2)	782,985	798,371	835,132
(1)	Except per share and operating data.
(2)	BVN’s equity participation in Cerro Verde was 19.58% for all the years shown.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Factors Relating to the Company

We have incurred losses in the past and may incur losses in the future.

For the years ended December 31, 2021, 2020 and 2019, our net loss was $(262.8) million $(150.3) million and $(28.5) million, respectively. We may incur losses in the future and there can be no assurance that we will be able to operate profitably during future periods. If we are unable to operate profitably during future periods, and are not successful in obtaining additional financing, we could be forced to cease certain exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

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

The results of our operations are significantly affected by the market price of specific metals, which are cyclical and subject to substantial price fluctuations. Our revenues are derived primarily from the sale of gold and silver and the revenues of Cerro Verde, in which we have a material equity investment, are derived primarily from copper sales. The prices that we and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including (i) the overall demand for and worldwide supply of gold, silver, copper and other metals; (ii) levels of supply and demand for a broad range of industrial products; (iii) the availability and price of competing commodities; (iv) international economic and political trends; (v) currency exchange fluctuations (specifically, the U.S. Dollar relative to other currencies); (vi) expectations with respect to the rate of inflation; (vii) interest rates; (viii) actions of commodity markets participants; and (ix) global or regional political or economic crises.

We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly owned subsidiaries no longer hedge the price at which our gold and silver will be sold. In addition, Cerro Verde does not engage in hedging activities. As a result, the prices at which we and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 33 to the Consolidated Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2019, see “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates.”

On December 31, 2021 and March 31, 2022, the morning fixing price for gold on the London Bullion Market was US$ 1,820.10 per ounce and US$1,924.10 per ounce, respectively. On December 31, 2021 and March 31, 2022, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$23.085 per ounce and US$24.815 per ounce, respectively. On December 31, 2021 and March 31, 2022, the London Metal Exchange Settlement Price for copper was US$9,692 per ton and US$10,337 per ton, respectively.

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

The COVID-19 pandemic has has had, and may continue to have, an adverse impact on our business, financial condition, and results of our operations, the global economy, and the demand for and prices of oil and natural gas. The unprecedented nature of the current situation makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business.

The COVID-19 pandemic, and the actions taken by third parties, including, but not limited to, governmental authorities, businesses and consumers, in response to the pandemic, have adversely impacted the global economy and created significant volatility in the global financial markets. Business closures, restrictions on travel, “stay-at-home” or “shelter-in-place” orders, and other restrictions on movement within and among communities have significantly reduced demand for and the prices of oil and natural gas. As of the date of this annual report, efforts to contain COVID-19 have not been successful in many regions, vaccination programs have encountered delays, and the global pandemic remains ongoing. A continued prolonged period of such reduced demand, the failure to timely distribute or the ineffectiveness of any vaccines, the failure to develop adequate treatments, and other adverse impacts from the pandemic may materially adversely affect our business, financial condition, cash flows, and results of operations.

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

The unprecedented nature of the current situation resulting from the COVID-19 pandemic makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business, financial condition, cash flows or results of operations. Such results will depend on future events, which we cannot predict, including the scope, duration and potential reoccurrence of the COVID-19 pandemic or any other localized epidemic or global pandemic, the distribution and effectiveness of vaccines and treatments and the actions taken by third parties, including, but not limited to, governmental authorities, customers, contractors and suppliers, in response to the COVID-19 pandemic or any other epidemics or pandemics. The COVID-19 pandemic and its unprecedented consequences have amplified, and may continue to amplify, the other risks identified in this annual report.

Economic, mining and other regulatory policies of the Peruvian government, as well as political, regulatory and economic developments in Peru, may have an adverse impact on our and Cerro Verde’s businesses.

Our and Cerro Verde’s activities in Peru require us to obtain mining concessions or provisional permits for exploration and processing concessions for the treatment of mining ores from the Peruvian Ministry of Energy and Mines (the “MEM”). Under Peru’s current legal and regulatory regime, these mining and processing rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. Although we are, and Cerro Verde has informed us that they are, current in the payment of all amounts due in respect of mining and processing concessions, failure to pay such concession fees, processing fees or related fines for two consecutive years could result in the loss of one or more mining rights and processing concessions, as the case may be.

Mining companies are also required to pay the Peruvian government mining royalties and/or mining taxes. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes.” We cannot assure you that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our or Cerro Verde’s results of operations or financial condition. In addition, future regulatory changes, changes in the interpretation of existing regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that future regulatory changes will not adversely affect our business, financial condition or results of operations.

In the political environment, the current government has faced significant opposition, and, as a result, two motions to impeach the president have been made. On December 7, 2021 the Congress voted on the first motion which resulted in a decision  not to impeach the president with a majority of 76 votes against the motion. Later, on March 28, 2022, the Congress voted again on impeachment, which was rejected with 54 votes against the motion.

Environmental and other laws and regulations may increase our costs of doing business, restrict our operations or result in operational delays.

Our and Cerro Verde’s exploration, mining and milling activities, as well our smelting and refining activities, are subject to a number of Peruvian laws and regulations, including environmental laws and regulations.

Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharges, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our and Cerro Verde’s operations and require us and Cerro Verde to make significant capital expenditures in the future. Although we believe that we are substantially in compliance and Cerro Verde has advised us that they are substantially in compliance, with all applicable environmental regulations, we cannot assure you that future legislative or regulatory developments will not have an adverse effect on our or Cerro Verde’s business or results of operations. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Environmental Matters” and “—Permits” and “Item 4. Information on the Company—Yanacocha—B. Business Overview—Environmental Matters.”

Our ability to successfully obtain key permits and approvals to explore for, develop and successfully operate mines will likely depend on our ability to do so in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Our ability to obtain permits and approvals and to successfully operate in particular communities or to obtain financing may be adversely impacted by real or perceived detrimental events associated with our activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect our operations, including our ability to explore or develop properties, commence production or continue operations.

Our operations are subject to physical challenges related to climate change

Climate change may have an adverse impact on the regions where our operations are located. Some of the risks include droughts, heavy precipitation or extremely high temperatures. Extreme weather conditions, such as floodings, may damage the roads and potentially reduce our productivity and increasing our costs. Roads blocked as a consequence of floods could also increase the lead times for mineral concentrates and supplies.

Our business and operations could be negatively affected as a result of Russia’s invasion of Ukraine, the sanctions imposed against Russia as a result and the effects of the conflict on the global economy

We do not depend on suppliers in the involved countries. However, our business and operations may be adversely affected by the political tensions, hostility and instability caused by the conflict currently ongoing in Europe. For example, the invasion of Ukraine by Russia in February 2022 led to the imposition of a series of economic sanctions by, among others, the United States, the European Union, the United Kingdom, Japan and Switzerland on Russia, certain Russian financial institutions and several politically linked individuals.

The conflict is having broader ramifications for the global economy as a result of increasing oil and natural gas prices, inflation and trade sanctions, which in turn could have an adverse effect on our business. If the conflict were to broaden to include other countries or regions, additional sanctions were put in place or the economy was further impacted by the conflict, it could exacerbate these risks and could have a material adverse effect on our business and operations.

Our estimates of mineral reserves and resources may be materially different from the total mineral quantities we actually recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain mineral reserves and resources uneconomical to mine.

There is a degree of uncertainty attributable to the estimation of mineral reserves and resources. Until mineral reserves and resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only, and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties. The estimation of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the qualified persons preparing such estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

Our estimates of mineral reserves and resources are based on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis made as of the date of such estimates. We periodically update our mineral reserves and resources estimates based on the conclusions of the relevant qualified persons with respect to new data from exploratory and infill drilling, results from technical studies and the experience acquired during the operation of the mine and metallurgical processing, as well as changes to the assumptions used to calculate these estimates.

Several of the assumptions used to calculate these estimates, including the market prices of commodities, operating and capital costs and mining and metallurgical recovery rates, among others, can greatly fluctuate, which may result in significant changes to our current estimates. These changes may also render it uneconomic to exploit some or all of our proven and probable mineral reserves and measured and indicated mineral resources and may ultimately result in a reduction of mineral reserves and resources.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

We depend on our ability to replenish our mineral reserves for our long-term viability.

Mineral reserves data is only indicative of future results of operations at the time the estimates are prepared and are depleted over time as we conduct our mining operations. We use several strategies to replenish and increase our mineral reserves that are depleted, including exploration activities and the acquisition of mining concessions. If we are unable to replenish our mineral reserves or develop our mineral resources, our business, results of operations and prospects would be materially adversely affected.

Our metals exploration efforts are highly speculative in nature and may not be successful.

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and is frequently unsuccessful. We cannot assure you that our or Cerro Verde’s metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that our exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

We base our estimates of proven and probable ore reserves and estimates of future cash operating costs largely on the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility studies. Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. See “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for the price per ounce used by us and Cerro Verde, respectively, to calculate our respective proven and probable reserves.

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

Precious metals exploration requires substantial capital expenditures for the exploration, extraction, production and processing stages and for machinery, equipment and experienced personnel. Our estimates of the capital required for our projects may be preliminary or based on assumptions we have made about the mineral deposits, equipment, labor, permits and other factors required to complete our projects. If any of these estimates or assumptions change, the actual timing and amount of capital required may vary significantly from our current anticipated costs. In addition, we may require additional funds in the event of unforeseen delays, cost overruns, design changes or other unanticipated expenses. We may also incur debt in future periods or reduce our holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures or in pursuing other business opportunities. Our ability to meet our payment obligations will depend on our future financial performance, which will be affected by financial, business, economic and other factors, many of which we are unable to control. There can be no assurance that we will generate sufficient cash flow or that we will have access to sufficient external sources of funds in the form of outside investment or loans to continue exploration activities at the same or higher levels than in the past or that we will be able to obtain additional financing, if necessary, on a timely basis and on commercially acceptable terms.

We engage in mergers and acquisitions activity in the ordinary course of business and may make future acquisitions and dispositions that may not achieve expected benefits.

In the future, we may decide to expand or contract by acquiring other companies in Peru or abroad in order to diversify our existing portfolio of products and services and expand our geographic footprint, or alternatively by disposing of some of our assets. Any future acquisitions and dispositions will depend on our ability to identity suitable candidates or buyers, negotiate acceptable terms, and obtain financing in the case of acquisitions. If future acquisitions or dispositions are significant, they could change the scale of our business and expose us to new geographic, political, operating and financial risks. In addition, each transaction involves a number of risks, such as the diversion of our management’s attention from our existing business, possible adverse effects on our results of operations, our inability to achieve the intended objectives of the transaction and potential unknown liabilities associated with the acquired assets.

Estimates of proven and probable reserves are subject to uncertainties and the volume and grade of ore actually recovered may vary from our estimates.

The proven and probable ore reserve figures presented in this Annual Report are our and Cerro Verde’s estimates, and there can be no assurance that the estimated levels of recovery of gold, silver, copper and certain other metals will be realized. Such estimates depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be materially inaccurate. Actual mineralization or formations may be different from those predicted. As a result, reserve estimates may require revision based on further exploration, development activity or actual production experience, which could materially and adversely affect such estimates. No assurance can be given that our or Cerro Verde’s mineral resources constitute or will be converted into reserves. Market price fluctuations of gold, silver and other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect our profitability in any particular accounting period.

We may be unable to replace reserves as they become depleted by production.

As we produce gold, silver, zinc and other metals, we deplete our respective ore reserves for such metals. To maintain production levels, we must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. There can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for a summary of our and Cerro Verde’s estimated proven and probable reserves as of December 31, 2021. On February 8, 2022, Buenaventura entered into binding agreements with Newmont to sell its total interest in Yanacocha. See detail in Note 1(e) to the Consolidated Financial Statements.

Our operations are subject to risks, many of which are not insurable.

The business of mining, smelting and refining gold, silver, copper and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unavailability of materials and equipment, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes, most of which are beyond our control. Such occurrences could result in damage to, or destruction of, mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We and Cerro Verde each maintain insurance against risks that are typical in the mining industry in Peru and in amounts that we and Cerro Verde believe to be adequate but which may not provide adequate coverage in certain circumstances. No assurance can be given that such insurance will continue to be available at economically feasible premiums or at all. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or to other companies within the industry.

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

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in an aggregate amount of 2,107.5 million soles (approximately US$585.4 million), comprised of the original claim of 373.3 million soles (approximately US$103.7 million) plus penalties and accrued interest according to SUNAT’s estimations. On December 30, 2020, we entered into a deferral and payment plan in respect of the amounts claimed by SUNAT; however, we cannot assure you that we will be able to obtain additional waivers in the event of future defaults” below. As a result of our entering into such arrangements, on April 13, 2021, Fitch Ratings Inc. (“Fitch”) downgraded our credit rating to “BB” from “BB+”.

On July 30, 2021, the Company paid the full amount of the tax debt related to the 2007, 2008, 2009 and 2010 tax processes that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”, For the fiscal years 2007 and 2008, the total amount paid was S/1,584,227,000 (equivalent to US$398,548,000), which included updating of the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/78,279,000 (equivalent to US$19,693,000). For the fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$48,654,000), which included updating the debt to reflect interest accrued as of July 30, 2021, such interest amount to S/8,477,000 (equivalent to US$2,133,000). For the fiscal year 2010, which was subject to deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$89,733,000) which included the updating of the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/16,762,000 (equivalent to US$4,217,000).

As of December 31, 2021, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax debt have been rendered null, and the letters of credit that were delivered as collateral for said debt have been returned to the issuing banks.

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

Energy represents a significant portion of our production costs. Our principal energy sources are electricity, purchased petroleum products and natural gas. An inability to procure sufficient energy at reasonable prices or disruptions in energy supply could adversely affect our profits, cash flow and growth opportunities. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as sulfuric acid, grinding media, steel, reagents, liners, explosives and diluents. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control, and such prices are at times subject to volatile movements. Increases in the cost of these commodities or disruptions in energy supply could make our operations less profitable, even in an environment of relatively high copper, gold or silver prices. Increases in the costs of commodities that we consume or use may also significantly affect the capital costs of new projects.

We may be adversely affected by labor disputes.

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations. We, Compañía Minera Coimolache S.A., or “Coimolache,” and Cerro Verde have all experienced strikes or other labor-related work stoppages in the past.

As of December 31, 2021, unions represented approximately 21% of our and our subsidiaries’ employees, including Coimolache’s employees and contractors. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

Our and Cerro Verde’s operations are subject to political and social risks.

Our and Cerro Verde’s exploration and production activities are potentially subject to political and social risks. Over the past several years, we have been the target of local political protests. In recent years, certain areas in the south and northern highlands of Peru with significant mining developments have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in commercial disruptions and a climate of uncertainty with respect to future mining projects.

In 2020, the Peruvian Central Government continued to support responsible mining as a vehicle for the growth and future development of Peru. However, we are unable to predict whether the Peruvian Central Government will continue to take similar positions in the future.

We cannot assure you that our business and operations will not be subject to local and community opposition in the future or that the continuation or intensification of community protests will not adversely affect our exploration and production activities or our results of operations or financial condition.

In addition, during 2011, Peru enacted Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios, Reconocido en el Convenio 169 de la Organización Internacional del Trabajo). Implementing regulations thereunder were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. This law establishes a prior consultation procedure that the Peruvian government must undertake in concert with any local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. The implementing regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and cap the consultation process at 120 calendar days. Under the law, the Peruvian governmental body responsible for issuing or approving the administrative measure or decree in question, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, to the extent that any future projects operated by us or Cerro Verde require legislative or administrative measures that impact local indigenous communities, the required prior consultation procedure may result in delays, additional expenses or failure to obtain approval for such new project.

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

We are exposed to behaviors incompatible with our and Cerro Verde’s ethics and compliance standards.

Given the large number of contracts with suppliers and other partners to which we and Cerro Verde are a party, the geographic distribution of our operations and the great variety of parties that we interact with in the course of our business, we are subject to the risk that our employees, contractors and other persons having relations with us may misappropriate our assets, manipulate our assets or information or engage in money laundering or the financing of terrorism, for such person’s personal or business advantage. Our systems for identifying and monitoring these risks may not be effective to fully mitigate them in all circumstances. Such acts may result in material financial losses or reputational harm to us.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

As of December 31, 2021, we owned a 43.65% partnership interest in Yanacocha and a 19.58% partnership interest in Cerro Verde. These interests may constitute “investment securities” for purposes of the Investment Company Act. On February 8, 2022, the Company sold the entirety of its stake in Yanacocha to Newmont. As such, Yanacocha has been classified on our financial statements as an asset held for sale as outlined in Note 1(e) to our Consolidated Financial Statements.

Under the Investment Company Act, an investment company is defined in relevant part to include (i) any company that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities and (ii) any company that owns or proposes to acquire investment securities having a value exceeding 40% of such company’s total assets (exclusive of certain items) on an unconsolidated basis. Issuers that are investment companies within the meaning of the Investment Company Act, and which do not qualify for an exemption from the provisions of such act, are required to register with the Securities and Exchange Commission (the “SEC”) and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. If we were deemed to be an investment company and did not qualify for an exemption from the provisions of the Investment Company Act, we would be required to register with the SEC and would be subject to such regulations, which would be unduly burdensome and costly for us and could adversely impact us.

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

Our inability to maintain positive relationships with the communities in which we operate may affect our reputation and financial condition.

Our relationship with the communities in which we operate are critical to ensuring the future success of our existing operations and the construction and development of our projects. Adverse publicity generated by non-governmental organizations or local communities related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputations or financial condition and may impact our relationships with the communities in which we operate. In addition, following the enactment of Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities in 2011, the Peruvian government must undertake a prior consultation procedure in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures, including the granting of new mining concessions. Implementing regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. The implementing regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and cap the consultation process at 120 calendar days. Our national reputation for maintaining positive relationships with the communities in which we operate may affect the outcome of any such prior consultation process involving approvals that we seek for new projects. While we are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this regard will mitigate this potential risk. We have implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at our operations.

Deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, and our business relationships could be adversely affected.

Credit rating agencies could downgrade our ratings either due to factors specific to Buenaventura, a prolonged cyclical downturn in the precious metals mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. For instance, on April 3, 2020, Moody’s Investors Service downgraded our unsecured corporate rating from “Ba2” to “B1” due to the deterioration of the commodities markets and a downturn in the precious metals mining sector, as well as concerns about our liquidity. On April 13, 2021, Fitch downgraded our credit rating to “BB” from “BB+” as a result of our entering into a deferral and payment plan in respect of the amounts claimed by SUNAT.

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

Factors Relating to Peru

Political conditions in Peru including confrontations between different branches of government may have an adverse impact on our and Cerro Verde’s businesses.

All of our and Cerro Verde’s operations are conducted in Peru. Accordingly, our and Cerro Verde’s business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru.

Peru has experienced political instability from time to time, spanning a succession of regimes with differing economic policies and programs. Although Peru has been widely considered a stable democracy in recent years, more recently in 2019 the country slid into a protracted political crisis when the then-President of the country (MartinVizcarra) took executive action to dissolve the Peruvian Congress and called for a new election of congressional members. After such actions, the now-former members of the legislative body voted to suspend the President for 12 months, and appointed the Vice President as interim president, who resigned from the position the following day. In January 2020, the Peruvian Constitutional Court ruled that the President’s closing of Congress was constitutional and legally valid, and new congressional elections were held that resulted in a highly fragmented Congress. Following these elections, the Peruvian executive and legislative branches have been at odds over several important economic and social measures, including initiatives to address the economic and social impact of the COVID-19 pandemic on Peru. In October 2020, a group of congressmen introduced a motion to hold impeachment proceedings against the then-standing President, as a result of allegations that he received illicit payments from construction companies when he was the governor of Moquegua between 2011 and 2014. In November 2020, Congress approved the impeachment of the then-standing President and, because Peru did not have any designated Vice President at such time, the then-President of Congress assumed the role of acting President. Following multiple protests across the country, the then-President of Congress resigned from his role of acting President, and Congress elected congressman Francisco Rafael Sagasti Hochhausler as president of Congress, and therefore as acting President.

Peru’s general elections to elect the president of the republic, two vice-presidents and all 130 members of congress for 2021-2026, were held on April 11, 2021. Of the candidates for president, Mr. Jose Pedro Castillo Terrones and Mrs. Keiko Sofia Fujimori Higuchi obtained the highest number of votes, but no candidate achieved outright majority of the votes. As a result, a presidential run-off election was held on June 6, 2021. Mr. Jose Pedro Castillo Terrones won that runoff election was elected as President. He started his term in July 2021.

After a June 2021 runoff election, Mr. Pedro Castillo was elected as President. He started his term at end of July 2021. As of today, his term has been characterized by many changes in the Ministerial Cabinets and certain instability. During this period of time, there have also been many changes inside the Ministries. One of President Castillo’s main proposals was the creation of a Constituent Assembly. This proposal has been consistently denied by the Congress, which has the power to review any attempted constitutional reform. Additionally, President Castillo initially proposed several tax reforms that involved increasing royalties for mining companies that have large operating margins. This proposal has been prevented by the Congress. Despite the initial measures proposed by President Castillo, there have been no substantial legislative changes that have been enacted to date that could materially affect our business.

However, we cannot predict the future proposals of either President Castillo or the Congress. Such proposals, if enacted, could have a material adverse effect on our business, prospectus, financial condition, results of operations or cash flows. Even if not enacted into law, political instability caused by future proposals of the President (or by other political officials in Peru) could affect the macroeconomic climate in Peru, including spurring currency volatility. Such political instability could have a material adverse effect on our business, prospects, financial condition, results of operations or cash flows.

Another example of political instability is the two impeachment motions that were presented in December 2021 and March 2022, respectively. The current government has faced significant opposition , and, as a result, two motions to impeach the president have been made. On December 7, 2021 the Congress voted on the first motion which resulted in a decision  not to impeach the president with a majority of 76 votes against the motion. Later, on March 28, 2022, the Congress voted again on impeachment, which was rejected with 54 votes against the motion.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Prior to 1994, Peru periodically experienced high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by Instituto Nacional de Estadística e Informática has fallen from a high of 7,649.7% in 1990 to 6.4% in 2021. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation since 1999, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2021 were US$78.5 billion as compared to US$74.7 billion at December 31, 2020, as per the Banco Central de Reserva. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline.

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

Both terrorist groups suffered significant defeats in the 1990s, including the arrest of their leaders, considerably limiting their activities after the 2000s. Although we believe that terrorist organizations no longer pose as significant a risk as they did in the 1980s and early 1990s, a small group of terrorists, primarily engaged in drug trafficking, still operate in remote mountainous and jungle areas in central and southern Peru. Despite the suppression of most terrorist activity, terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations and businesses. If a resurgence of terrorism in Peru occurs, it could affect the Peruvian economy and us.

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

As of March 31, 2022, two of our directors (and their families), Roque Benavides and Raul Benavides (who transferred his shares to his children), all of which are members of the immediate and extended family of the late Alberto Benavides de la Quintana, our founder and former Chairman (collectively, the “Benavides Family”) held an aggregate of 10.92% of Buenaventura’s outstanding share capital (including outstanding Common Shares and investment shares with a nominal (par) value of ten Peruvian Soles per share, which do not entitle their holders to voting rights (“Investment Shares”)). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate. While the Benavides Family is not, to our knowledge, acting together as a group to vote their Common Shares, there can be no assurance that the Benavides Family will not, in the future, form a group for the purpose of voting their Common Shares or exerting influence over the management and policies of Buenaventura. Because of the significant aggregate ownership interest held by individual members of the Benavides Family, the Benavides Family could have the power to elect a significant number of the outstanding directors and exercise significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

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

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by us unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Common Shares to be issued in such increase, by holders of Common Shares holding at least 40% of the Common Shares at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, U.S. Holders (as defined herein) of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any registration statement as well as the associated benefits of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. Therefore, no assurance can be given that we will file any such registration statement. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders’ preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs, and such holders’ equity interest in us will be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

ITEM 4.Information on the Company

In this Item 4, we present information first with respect to Buenaventura. We previously presented information with respect to Yanacocha; however, as of the filing of the report on Form 20-F, Yanacocha has been classified on our Consolidated Financial Statements as an asset held for sale as outlined in Note 1(e) and as such is not discussed here.

BUENAVENTURA

A.History and Development

Overview

We are Peru’s largest publicly traded precious metals company in terms of market capitalization and we are engaged in the exploration, mining and processing of gold, silver, copper and (to a lesser extent) other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani and Tambomayo mines and have controlling interests in three other mining companies that operate the Colquijirca-Marcapunta, Coimolache and La Zanja mines. We also own an electric power transmission company, a hydroelectric plant and a processing plant, as well as non-controlling interests in several other mining companies, including a significant ownership interest in Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2021, our consolidated sales were US$900.5 million and our consolidated net loss was US$262.8 million.

Discontinued operations. During 2020, we sold our Mallay mining unit which was previously classified as discontinued during 2019. During December 2021, Buenaventura management reclassified its negative investment held in Minera Yanacocha S.R.L for US$264,838,000 as available for sale and recognized it as a discontinued operation in the consolidated income statement for the years 2019, 2020 and 2021. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements. On February 7, 2022, Buenaventura entered into definitive agreements to sell the entirety of its interest in Yanacocha for cash consideration of $300,000,000 to Newmont, as well as contingent cash payment linked to (i) production of the Sulphides Project that Newmont plans to develop at Yanacocha and (ii) potential future increases in mineral prices. Collectively, such contingent payments can potentially amount to an additional $100,000,000. On February 8, 2022, Newmont paid us the initial $300,000,000 cash consideration owned. Due to this transaction, we have classified Yanacocha as an asset held for sale on our Consolidated Financial Statements. As of December 31, 2021, we have classified four mining units as units with discontinued operations: Yanacocha, Mallay, Poracota and Shila-Paula.

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua, Julcani, Tambomayo, El Brocal, La Zanja, Coimolache, Yanacocha and Cerro Verde mines for the year ended December 31, 2021:

	Total Production (unaudited)						Buenaventura’s Equity Share of Production
	Buenaventura’s
	Equity	Silver	Gold	Lead	Zinc	Copper	Silver	Gold			Copper
UNIT	Ownership	(Oz)	(Oz)	(t)	(t)	(t)	(oz.)	(oz.)	Lead	Zinc	(t)
Orcopampa	100%	14,814	50,020				14,814	50,020
Uchucchacua	100%	3,732,391		4,836	6,203		3,732,391		4,836	6,203
Julcani	100%	2,572,036	358	478			2,572,036	358	478	—
Tambomayo	100%	1,815,288	69,554	9,307	13,135		1,815,288	69,554	9,307	13,135
El Brocal	61.43%	6,158,981	17,868	10,096	35,975	37,636	3,783,462	10,976	6,202	22,099	23,120
La Zanja	100%	104,534	22,611				104,534	22,611
Coimolache	40.095%	647,468	110,575				259,602	44,335
Cerro Verde	19.58%	3,683,926				402,370	721,313				78,784
Total Production	100%	18,729,438	270,986	24,717	55,313	440,006	13,003,440	197,854	20,823	41,437	101,904

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

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru, in order to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs which were designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja, Breapampa and Tambomayo mines. In addition, we made significant equity investments in Yanacocha, which operates an open-pit gold mine in Peru, Cerro Verde, which operates an open-pit copper mine in Peru, and Coimolache, which owns the Coimolache gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold, silver and copper.

Business Strategy

Our strategy is to sustain our position as Peru’s largest, publicly traded gold and silver mining company by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont Mining, Southern Copper Corporation, Corporación Aceros Arequipa S.A. and Compañía de Minas Caudalosa S.A.C. In addition, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

During the years ended December 31, 2021, 2020 and 2019, we spent US$11.3 million, US$8.5 million and US$11.9 million, respectively, on “exploration in non-operating areas” and US$56.4 million, US$28.0 million and US$44.2 million, respectively, on “exploration in operating units.” Our “exploration in non-operating areas” were mainly focused on the Emperatriz and Marcapunta exploration projects. Our “exploration in operating units” were mainly focused in the Colquijirca, Orcopampa, Uchucchacua and Tambomayo units.

In 2022 we intend to invest approximately between US$50 and US$60 million in exploration in operating units (mainly in Tambomayo, Orcopampa, Uchucchacua and El Brocal) and between US$20 and US$30 million in exploration in non-operating areas.

Participation in Mining Exploration Agreements

In addition to managing and operating precious metals mines, we participate in mining exploration agreements with mining partners to reduce risks, gain exposure to new technologies and diversify revenues to include other base metals, such as copper and zinc. See “B. Business Overview—Exploration.” We believe that maintaining our focus on mining operations complements our partnership strategy because the engineering and geological expertise gained from such operations enhances our ability to participate in, and contribute to, those projects.

Mining Operations

Map 1. Mines and Properties in Peru.

Orcopampa

Location and means of access

The Orcopampa mine is located in the province of Castilla, department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima, at an altitude between 3,800 and 4,500 meters above sea level. There are two routes of access to the property: (1) through Peru’s Panamerican Highway starting in Lima and continuing to the city of Arequipa for a total distance of 319 kilometers from Orcopampa; and (2) the route between Arequipa and Aplao-Viraco for a total distance of 333 kilometers. The Orcopampa mine is also accessible through a commercial flight from Lima to Arequipa.

History

The first mining operations date back to colonial times. The district was abandoned from 1842 until 1910, when the Orcopampa Mining Union was formed to continue mining. In 1960, we became interested in the area, and in 1962, exploration began in Orcopampa, with work resuming in the Tudela area and studies in Manto. The results of our initial work concluded with the signing of a lease agreement with the Orcopampa Mining Union and consequently with the construction of a 300-ton concentrator plant, which began operating in 1967 under an agreement with the Orcopampa Mining Union for royalties. We have maintained our operations at the site since that date.

Title, leases and options

The Orcopampa mine is wholly owned and operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2021, we made lease payments of US$7.0 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

Mineralization

The Orcopampa mine consists of an epithermal gold telluride deposit, hosted into lava flows and domes of Sarpane complex (calc-alkaline to high potassium), of early Miocene to Holocene, which forms part of the tertiary metallogenic belt of Southern Peru (Au-Ag).

Operations and infrastructure

Mining at Orcopampa is conducted underground using the mechanized bench-and-fill and cut-and-fill methods. Mine ore is processed by the carbon-in-leach method in a plant located in Orcopampa. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and local river.

The mining method in Orcopampa’s underground mine is conventional and mechanized cut and fill (Breasting), this method is used to mine ore veins thickness from 0.8 to 5m. Mining is done by us and a service provider. The equipment used for development and exploration includes single-arm jumbos, bolters, scaler and scoop loaders (4yd3). The equipment used for conventional production are jacklegs, micro-electrical scoops (0.5-2yd3) and for mechanized are single-arm jumbos and diesel scoops loaders (2-4yd3). Ore haulage to surface is done with 20 and 35 m3 tipper trucks and 40m3 loading pocket in Nazareno’s and Prometida’s Shaft. Ore is taken to the process plant with 35 m3 tipper trucks.

Production

The Orcopampa mine is in the production stage and has a treatment plant capacity of 2,250 tones of ore per day. The table below summarizes the Orcopampa mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than 2020 due to the higher volume of ore treated. This was due to the fact that in 2020, our operations were suspended from March to June due to of government measures related to COVID-19.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	127,079	88,249	189,265
Average ore grade
Gold grade (g/t)	10.30	14.65	8.20
Silver grade (g/t)	5.93	4.07	4.42
Metal contained in concentrates production
Gold (Oz)	41,660	41,129	50,020
Silver (Oz)	18,791	9,069	14,814
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,489	962	1,303
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	17.98	12.78	18.14
Capital Expenditures (in millions of US$)	1.3	1.1	3.0

Mineral Reserves and Mineral Resources

The Orcopampa Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 (as defined below) and the tables below are based on costs and modifying factors from the Orcopampa mine.

Orcopampa – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
100%	Probable	516,639	9.37	17.78	155,690	295,407
	Subtotal	516,639	9.37	17.78	155,690	295,407

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Orcopampa Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine  (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral reserve and mineral resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Orcopampa Technical Report Summary.

Orcopampa – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	(202,409)	(67,926)	(128,866)
Probable	250,110	83,239	164,412
Subtotal	47,701	15,313	35,546

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2020, Orcopampa’s Mineral Reserves show an increase mainly due to the assessed increase of Mineral Resources in the Ocoruro and R4 Pucará veins resulting from our explorations efforts in the past years.

Orcopampa– Year End Mineral Resources as of December 31, 2021 (on an 100% ownership basis) (1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	344,502	9.97	23.72	110,425	262,689
100%	Subtotal	344,502	9.97	23.72	110,425	262,689
	Inferred	372,699	10.13	15.19	121,420	181,997

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Orcopampa Mineral Resources estimates in the table above were completed with high and low-grade envelops that were prepared from the generation of statistics, p-plot graph, and slope change identification that indicates the presence of high-grade ore population. Variogram was conducted in composites and estimate plan. The validation tools used were visual validation, cross validation, global validation and local validation or swath plot. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Orcopampa Technical Report Summary.

Orcopampa – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	(128,714)	(46,393)	(52,410)
Indicated	48,144	28,339	139,400
Subtotal	(80,570)	(18,054)	86,990
Inferred	(199,568)	(63,603)	(81,246)

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2020, Orcopampa’s Mineral Resources show a decrease, mainly due to the application of new criteria used under S-K 1300, which has downgraded Measured Mineral Resources and Indicated Mineral Resources. This was partially offset by the inclusion of new veins (R4, R5 and R6), enabling Orcopampa to add Indicated Mineral Resources and Inferred Mineral Resources to the inventory

Uchucchacua

Location and means of access

The Uchucchacua mine is wholly owned and operated by Buenaventura. Operations began in 1975 and Uchucchacua remains our largest single source silver production. Uchucchacua is located in the province of Oyón, in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. The mine site is accessible through the Panamericana Norte highway, following the Lima - Huacho - Sayán - Churín - Oyón - Uchucchacua route for a distance of 283 kilometers.

History

Uchucchacua is a silver deposit in the central highlands discovered during the viceroyalty. Evidence of this are the many Spanish workings in the areas of Nazareno, Mercedes, Huantajalla and Casualidad. The mines passed into the hands of the Jungbluth, who continued with small scale works and even mined ore in Uchucpaton and Otuto, where there are vestiges of old “mills”.

At the beginning of 1960, Cia. de Minas Buenaventura started prospecting-exploration works in the area. Initial conditions were difficult as there was no road between Oyón and Chacua road until 1965, and the road was only later extended to Yanahuanca. From 1969 to 1973, Buenaventura installed a pilot plant that initially treated ores from the Socorro and Carmen mines. Satisfactory results led to the installation of an industrial plant in 1975, which currently has a treatment capacity of 4,200 metric tons per day. Currently, the Socorro, Carmen and Casualidad mines are operating. The Huantajalla area mine is also operating, though to a lesser extent.

Title, leases and options

The Uchucchacua mining unit, including Yumpag, comprises 29 mining concessions and one beneficiation concession (concentrator). These 29 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Uchucchacua’s concessions have a total area of approximately 43,050 hectares.

Mineralization

The Uchucchacua mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver content.

Operations and infrastructure

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

During 2021, the manganese sulfate plant of Rio Seco treated 14,179.3 tons of concentrates from the Uchucchacua mine, with 62.3 ounces per ton of silver, 7.5% lead and 28.1% manganese. Following treatment, 7,232.87 tons were obtained, with 110.9 ounces per ton of silver, 13.19% lead and 1.52% manganese. This process also allowed for the production of 9,408.51 tons of sulfuric acid of 98.3% purity and 12,362.8 tons of commercial grade manganese sulfate monohydrated.

Production

The Uchucchacua mine is in the production stage and has a treatment plan capacity of 4,100 tons of ore per day. The table below summarizes the Uchucchacua mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly lower than in 2020 due to a lower volume ore treatment, since, in 2021, operations were suspended in September.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	1,335,018	550,718	757,945
Average ore grade
Silver grade (g/t)	281.85	314.20	200.61
Zinc Grade (%)	2.20	1.56	1.61
Lead Grade (%)	1.52	1.03	0.93
Metal contained in concentrates production
Silver (Oz)	10,640,913	5,000,312	3,732,391
Zinc (t)	19,144	5,223	6,203
Lead (t)	17,635	5,151	4,836
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	12.15	22.24	27.45
Cost applicable to sales per ton of zinc (US$/t-Zn)	2,071	2,248	4,338
Cost applicable to sales per ton of lead (US$/t-Pb)	1,310	1,621	2,333
Capital Expenditures (in millions of US$)	31.5	10.4	16.1

Mineral Reserves and Mineral Resources

The Uchucchacua Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the Uchucchacua mine.

Uchucchacua – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	604,669	227.92	2.24	1.26	4,430,979	13,545	7,602
100%	Probable	5,513,940	329.78	1.85	1.09	58,463,342	102,149	60,231
	Subtotal	6,118,610	319.72	1.89	1.11	62,894,321	115,694	67,833

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Uchucchacua Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the LOM plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral reserve and mineral resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Uchucchacua Technical Report Summary.

Uchucchacua – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Proven	(2,076,385)	(19,254,223)	(38,186)	(23,272)
Probable	578,147	8,486,566	6,934	6,260
Subtotal	(1,498,238)	(10,767,657)	(31,252)	(17,012)

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2020, Uchucchacua’s Mineral Reserves show a decrease mainly due to depletion of 2021 production and the recategorization of Mineral Resources.

Uchucchacua – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	629,506	253.04	1.67	1.05	5,121,316	10,516	6,639
	Indicated	1,802,189	272.11	1.71	1.01	15,766,656	30,834	18,277
100%	Subtotal	2,431,695	267.18	1.70	1.02	20,887,972	41,351	24,917
	Inferred	7,176,566	374.89	2.18	1.47	86,499,098	156,192	105,684

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Uchucchacua Mineral Resources estimates in the table above were estimated with a 3D geological model informed by various types of data (mainly drill holes, mine channels, working mapping and section interpretation) to constrain and control the shapes of minerals veins. Drilling data from cores and mine channels were combined into geological structures, Ag, Pb, Zn, Fe and Mn grades were interpolated into block models for the different zones of the mine using Ordinary Kriging and Inverse Distance methods in its different veins. The results were validated visually, through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Uchucchacua Technical Report Summary.

Uchucchacua – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Measured	(57,562)	(1,631,088)	(3,308)	(1,603)
Indicated	154,648	(346,401)	(3,503)	(1,521)
Subtotal	97,085	(1,977,489)	(6,811)	(3,124)
Inferred	208,210	(9,524,847)	13,341	24,154

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2020, Uchucchacua’s Mineral Resources show a decrease, mainly due to the application of new criteria used under S-K 1300, which has downgraded Measured Mineral Resources and Indicated Mineral Resources. The decrease in Mineral Resources shown also stemmed from the increase in the cutoff grade.

Julcani

Location and means of access

Julcani is an underground mine that is wholly owned and operated by us that we acquired in 1953 as our first operating mine. Julcani is located in the province of Angaraes, in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude between 4,200 and 5,000 meters above sea level. There are two routes to access the mine site, both departing from Lima: (1) a first road starting in Lima and continuing to La Oroya followed by Huancayo and Huancavelica for a total distance of 444 kilometers; and (2) a second road starting in Lima and continuing to Pisco and then through Huancavelica which is 45 kilometers from the property for a total distance of approximately 499 kilometers.

History

The mining district of Julcani has been known since colonial times. Between 1936 and 1945 the Swiss-Peruvian Julcani Mining Company mined the veins on an industrial scale. The mine was then worked by the Cerro de Pasco Corporation until 1951. In 1953, the Buenaventura Mining Company was founded and has worked the Julcani mines until today, more than 68 years later.

Title, leases and options

The Julcani mining unit, comprises six mining concessions and one beneficiation concession (concentrator). These six concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Julcani’s concessions have a total area of approximately 11,566 hectares.

Mineralization

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver that presents mainly as sulpho-salts in many mineralogically complex veins. They are hosted in dacite domes, tuffs, breccias and other tertiary volcanic rocks.

Operations and infrastructure

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 585 tons per day. Water for operations in Julcani is obtained from mine drainage (that must be previously treated with lime), from seasonal streams and a small lagoon.

The mining method used in this operation is cut and fill, for which the primary equipment employed are pneumatic shovels, and locomotives. The mine is currently deepening the mine at level 710 operating with synergistic equipment such as electric shovels, jumbo jets and battery powered locomotives.

Electric power for the site is generated by two hydroelectric plants, Huapa and El Ingenio.Power is also provided by the Peruvian national electricity grid which Julcani is connected to.

Production

The Julcani mine is in the production stage and has a treatment plant capacity of 500 tons of ore per day. The table below summarizes the Julcani’s mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than 2020 due to the higher volume of ore treated. This was primarily due to the fact that in 2020, our operations were suspended from March until August as a result of the impact of government measures related to COVID-19.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	123,818	71,943	127,925
Average ore grade
Gold grade (g/t)	0.09	0.07	0.10
Silver grade (g/t)	681.16	704.98	625.82
Lead grade (%)	0.86	0.63	0.42
Metal contained in concentrates production
Gold (Oz)	150	315	358
Silver (Oz)	2,609,006	1,676,731	2,572,036
Lead (t)	966	408	478
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	13.49	14.27	16.79
Cost applicable to sales per ton of lead (US$/t-Pb)	1,585	1,126	1,579
Capital Expenditures (in millions of US$)	1.6	1.1	2.4

Mineral Reserves and Mineral Resources

The Julcani Mineral Reserves estimates are based on definitions and standards set by the Australasian Joint Ore Reserves Committee (the “JORC”) and the tables below are based on costs and modifying factors from the Julcani mine.

Julcani – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Lead	Gold	Silver	Lead
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	175,641	0.17	600.63	1.64	978	3,391,765	2,886
100%	Probable	117,732	0.08	612.13	1.29	293	2,317,006	1,517
	Subtotal	293,373	0.13	605.25	1.50	1,270	5,708,771	4,403

Notes:

1.	JORC definitions and standards were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	Mineral Reserves were audited by Geominería S.A.C, an independent consultant company.

The Julcani Mineral Reserves estimates are based on JORC definitions, standards and the tables below are based on costs, and modifying factors from the Julcani mine. Julcani uses a reserve calculation methodology (it does not use a block model like all the other units) that is much better adapted to the narrow vein mining.

Julcani – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Lead
Class	(t)	(Oz)	(Oz)	(t)
Proven	6,742	(596)	(140,951)	(441)
Probable	17,321	(156)	213,737	(159)
Subtotal	24,063	(752)	72,786	(601)

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2020, Julcani’s Mineral Reserves show an increase, mainly due to the to an assessed increase of Mineral Resources as a result of our explorations efforts in the past years. Also, Mineral Reserves were also affected by new metal prices and a lower cut-off.

Julcani – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Lead	Gold	Silver	Lead
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	—	—	—	—	—	—	—
	Indicated	178,758	0.00	613.01	0.86	7	3,523,096	1,534
100%	Subtotal	178,758	0.00	613.01	0.86	7	3,523,096	1,534
	Inferred	233,796	0.08	605.83	1.06	592	4,553,821	2,485

Notes:

1.	JORC definitions and standards were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	Mineral Resources were audited by Geominería S.A.C, an independent consultant company.

The Julcani Mineral Resources estimates in the table above were completed by Buenaventura´s Geology Department utilizing JORC standards, rather than S-K 1300 reporting requirements. JORC standards were utilized as his property is not a material property subject to S-K 1300 reporting requirements.

Julcani – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Lead
Class	(t)	(Oz)	(Oz)	(t)
Measured	—	—	—	—
Indicated	86,683	7	1,517,703	346
Subtotal	86,683	7	1,517,703	346
Inferred	30,980	(16)	41,165	437

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2020, Julcani’s Mineral Resources have increased, mainly due to positive results from explorations.The explorations developed in the different levels of the mine, mainly 610, 510 on the veins: Leyci, Mirian, Santa Fe, Leonor, etc., have had a positive impact on the increase of resources and reserves in Ag. This contributed to the increase of resources and reserves in Ag metallic content. Additionally, the development of the 710 level (which is the deepest level) in the West sector, contributed to the increase of inferred resources and potential.

Tambomayo

Location and means of access

The Tambomayo mine is located in the province of Caylloma, Arequipa region, at an altitude between 4,550 and 5,000 meters above sea level. There is one route of access to the property through Peru’s Panamericana Highway starting in Lima and going to the city of Arequipa for a total distance of 764 kilometers. Between Arequipa and Tambomayo, there is a 300-kilometer road along Cañahuas-Sibayo-Caylloma-Talta Huarahuarco. The site is also accessible through a commercial flight from Lima to Arequipa.

History

Between 1990-2004 the mining company Hochschild developed several exploration campaigns in the Surihuire mountain without any success. For the years 2006-2007, CEDEMIN SAC (Shila-Paula) carried out the procedures to delineate the high zones of the eastern part of the Molloco River, and when they obtained the concessions, they named it Tuyuminas.

In 2008, exploration work began, evidencing a prominent outcrop that showed a silica-quartz outcrop, which had continuity in length, known today as the Mirtha Vein. After an aggressive exploration campaign in which geological mapping and sampling were developed, we obtained robust geological information by 2009, which included geochemical analysis of the Mirtha vein sector, which led us to begin a drilling campaign at the site in late 2009. Between January and May 2010, the results of the first drill holes were obtained, validating the continuity of the structure at depth.

Finally, in 2012, Compañía de Minas Buenaventura acquired directly 100% of the Tuyuminas concessions, changing its name to Tambomayo

Title, leases and options

The Tambomayo mining unit comprises seven mining concessions and one beneficiation concession (concentrator). These seven concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Tambomayo’s concessions have a total area of approximately 29,566 hectares.

Mineralization

Tambomayo is an underground mine that is wholly owned and operated by us. It is considered an epithermal deposit with quartz veins and mineralization mainly of gold and silver with important contents of lead and zinc.

Operations and infrastructure

The underground works on the main Mirtha and Paola veins and diamond drilling carried out to date show an economic mineralization that deepens up to approximately 900 meters, and it expands over 900 horizontal meters (1,500 horizontal meters as a quartz system), increasing the size of the economic mineralization area to explore. Mining at Tambomayo is conducted underground and utilizes the mechanized bench-and-fill and cut-and-fill methods.

The mining method in Tambomayo’s underground mine is sub-level stopping and mechanized bench and fill. This method is used to mine massive ore body (30 meters between sublevels and a 10-meter stope span). We conduct the ore mining while horizontal labor is provided by a service provider. The equipment used for development and exploration includes single-arm jumbos, bolters, scalers and scoop loaders (4-6yd3). The pieces of equipment used in stopes are Simbas (Bolting Cable and Production) and scoops with remote control (6-7yd3). Ore haulage to surface is done with 35 m3 tipper trucks. Ore is taken to the process plant with 35 m3 tipper trucks.

Tambomayo is connected to the Peruvian electricity grid and water for its operations comes from the damming of a stream with seasonal variations in flow.

Production

The Tambomayo mine is in the production stage and has a treatment plant capacity of 1,500 tons of ore per day. The table below summarizes the Tambomayo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than 2020 due to higher ore treated, since in 2020 operations were suspended from March to June due to the impact of government measures related to COVID-19.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	640,914	510,405	566,881
Average ore grade
Gold grade (g/t)	5.80	5.10	4.35
Silver grade (g/t)	141.36	123.44	112.86
Lead grade (%)	1.35	1.45	1.92
Zinc grade (%)	1.99	1.92	2.85
Metal contained in concentrates production
Gold (Oz)	99,245	63,477	69,554
Silver (Oz)	2,556,391	1,668,582	1,815,288
Lead (t)	7,603	6,550	9,307
Zinc (t)	9,672	5,266	13,135
Cost applicable to sales per oz. of gold (US$/Oz-Au)	679	941	950
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	8.92	12.85	13.61
Cost applicable to sales per ton of lead (US$/t-Pb)	1,045	1,013	1,218
Cost applicable to sales per ton of zinc (US$/t-Zn)	1,876	1,774	2,243
Capital Expenditures (in millions of US$)	9.6	3.5	3.9

Mineral Reserves and Mineral Resources

The Tambomayo Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the Tambomayo mine.

Tambomayo – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade				Contained Metal
		Tonnage(2)	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(%)	(Oz)	(Oz)	(t)	(t)
	Proven	487,456	3.39	215.52	0.98	1.47	53,181	3,377,695	4,794	7,186
100%	Probable	900,888	2.81	133.16	0.92	1.38	81,309	3,857,003	8,288	12,421
	Subtotal	1,388,344	3.01	162.08	0.94	1.41	134,490	7,234,698	13,081	19,608

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property

3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Tambomayo Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral reserve and mineral resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Tambomayo Technical Report Summary.

Tambomayo – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Lead	Zinc
Class	(t)	(Oz)	(Oz)	(t)	(t)
Proven	(718,882)	(83,308)	(2,689,608)	(6,925)	(9,714)
Probable	(231,684)	(31,630)	378,504	(3,455)	(5,738)
Subtotal	(950,566)	(114,937)	(2,311,104)	(10,381)	(15,453)

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2020, Tambomayo’s Mineral Reserves show a decrease, mainly due to depletion of 2021 production and updates to the modifying factors made to aligned with those factors with the standards of S-K 1300.

Tambomayo – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade				Contained Metal
		Tonnage(2)	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(%)	(Oz)	(Oz)	(t)	(t)
	Measured	253,534	3.88	156.76	1.10	1.76	31,664	1,277,811	2,784	4,462
	Indicated	303,890	2.00	136.36	0.90	1.46	19,506	1,332,325	2,725	4,430
100%	Subtotal	557,424	2.86	145.64	0.99	1.60	51,170	2,610,136	5,509	8,891
	Inferred	120,272	1.73	261.39	0.79	1.08	6,678	1,010,742	946	1,297

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Tambomayo Mineral Resources estimates in the table above were estimated with a 3D geological model informed by various types of data (mainly drill holes, mine channels, mapping of workings and interpretation of sections) to constrain and control the forms of the veins and their domains. Drilling data from cores and mine channels were combined into geological structures, Au, Ag, Pb and Zn grades were interpolated into block models for the different zones of the mine using the methods of Ordinary Kriging and Inverse Distance in its different veins. The results were validated visually, through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Tambomayo Technical Report Summary.

Tambomayo – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Lead	Zinc
Class	(t)	(Oz)	(Oz)	(t)	(t)
Measured	(51,973)	(4,842)	(211,097)	(537)	(529)
Indicated	(145,604)	(16,955)	(379,538)	(1,101)	(1,741)
Subtotal	(197,577)	(21,797)	(590,635)	(1,638)	(2,270)
Inferred	(85,743)	(6,834)	(231,528)	(496)	(866)

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2020, Tambomayo’s Mineral Resources show a decrease, mainly due to the reinterpretation of the Erika vein with new drilling information, resulting in a width reduction of the vein. Additionally, Tambomayo’s Mineral Resources were affected by the change in Mineral Resources estimation parameters made pursuant to S-K 1300. Additionally, the increase in cutoff grade resulted in a reduction of Mineral Resources.

El Brocal

Location and means of access

The Tajo Norte and Marcapunta mines are adjacent and are located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. There are three routes of access to the property: (1) Through Peru´s Central Highway starting in Lima and continuing to the city of Colquijirca for a total distance of 240 kilometers, (2) through the Canta - Huaral highway for a total distance of 250 kilometers and (3) a commercial flight from Lima to Jauja followed by travel on the highway from Jauja to Colquijirca for a total distance of 142 kilometers.

History

The Tajo Norte (also known as Colquijirca) and Marcapunta Norte mines are wholly owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.43% as of December 31, 2021.

Title, leases and options

The El Brocal mining unit comprises one mining concession, one mining transport concession and one beneficiation concession (concentrator). These concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. El Brocal’s concession has an extension of approximately 32,819 ha.

Mineralization

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

Operations and infrastructure

The Tajo Norte (Colquijirca) and Marcapunta mines primarily rely on a power line connected to the Peruvian national electricity grid, and the ore from the mines is primarily treated in two plants. In 2021, for the period in which the plants were able to operate without the interference of COVID-19 restrictions, the two plants treated on an average of 15,000 tons per day.

As in 2021, in 2022, El Brocal continued to focus on optimizing Marcapunta’s mining method, while also seeking the optimization of productivity and production costs, as well as accelerating the conversion of resources to reserves.

The mining method in the Marcapunta mine (Underground) is sub-level stopping with long pillars and backfill. This method is used to mine the Copper mantle that has an ore thickness up to 60 meters. Mining is made by contactor with its own equipment. The equipment used for development are 2 arm jumbos with 6 yd3 underground loaders. The equipment used for production includes S7 top hammer Simbas with 6 yd3 underground loaders with remote control. Ore haulage to surface is done with 12 m3 and 15 m3 tipper trucks. Ore is taken to the process plant with 15 m3 and 20 m3 tipper trucks. In 2022, we are planning to use 9 yd3 underground loaders and in the hole hammer. Bench height is also being optimized in new zones from 20 meters to 30 meters.

Meanwhile, the mining method in Tajo Norte is an open pit. It is a conventional truck and shovel operation, through a contractor. The height of a workbench is 6 meters and the equipment used includes DM45 and DML drilling rigs. Loading is by hydraulic excavators EC950E (5.6 m3) and 374D (4.6 m3) and hauling is by G500 B8X4 trucks (24.5 m3). For 2022, we are planning to use eight excavators and 48 trucks. To maximize mine production, Tajo Norte mine employs a fleet management system that supports the transmission and receipt of data across the mobile fleet, and supports the collection of data which is input directly by equipment operators.

Production

The El Brocal mine is in the production stage and has a treatment plan capacity of 20,000 tons of ore per day. The table below summarizes the El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly lower than 2020 due to the lower volume of ore treated. The decrease was due to reserves write off from phase 6 (a previously mined area) and delays in stripping of phase 12. This decrease was partially offset by copper production from the open pit.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	3,407,914	2,782,313	2,450,214
Average ore grade
Silver grade (g/t)	42.92	41.37	73.10
Lead grade (%)	1.26	1.17	0.88
Zinc grade (%)	2.42	3.54	2.51
Metal contained in concentrates production
Silver (Oz)	2,974,075	2,520,528	4,069,870
Lead (t)	23,599	20,066	10,096
Zinc (t)	43,580	54,909	35,975
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	12.56	16.80	15.35
Cost applicable to sales per ton of lead (US$/t-Pb)	1,230	1,123	1,352
Cost applicable to sales per ton of zinc (US$/t-Zn)	2,007	1,923	1,937
Capital Expenditures (in millions of US$)	28.3	24.0	37.6

The table below summarizes the El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than 2020 due to readjustment of mine schedule to offset the decrease on the Pb-Zn sector.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	—	91,477	313,515
Average ore grade
Gold grade (g/t)	—	0.04	0.13
Silver grade (g/t)	—	118.19	140.15
Copper grade (%)	—	1.04	0.98
Metal contained in concentrates production
Gold (Oz)	—	36	319
Silver (Oz)	—	175,556	797,884
Copper (t)	—	570	1,957
Cost applicable to sales per oz. of gold (US$/Oz)	1,317	1,548	1,254
Cost applicable to sales per oz. of silver (US$/Oz)	12.56	16.80	15.35
Cost applicable to sales per ton of copper (US$/t)	5,385	5,135	6,593
Capital Expenditures (in millions of US$)	28.3	24.0	37.6

The table below summarizes the El Brocal Marcapunta mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than 2020 due to higher ore treated, since in 2020 operations were suspended from March to June due to the impact of government measures related to COVID-19.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	2,926,124	1,659,731	2,517,474
Average ore grade
Gold grade (g/t)	0.54	0.55	0.78
Silver grade (g/t)	23.95	24.26	29.89
Copper grade (%)	1.67	1.97	1.70
Metal contained in concentrates production
Gold (Oz)	18,726	11,816	17,549
Silver (Oz)	1,392,363	812,501	1,291,226
Copper (t)	43,394	30,038	35,679
Cost applicable to sales per oz. of gold (US$/Oz)	1,317	1,548	1,254
Cost applicable to sales per oz. of silver (US$/Oz)	12.56	16.80	15.35
Cost applicable to sales per ton of copper (US$/t)	5,385	5,135	6,593
Capital Expenditures (in millions of US$)	28.3	24.0	37.6

Mineral Reserves and Mineral Resources

The El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the El Brocal mine Zinc-Lead-Silver zone of Tajo Norte (Colquijirca).

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2021 (on an 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	2,941,786	91.55	1.37	2.65	8,658,489	40,321	77,891
61.43%	Probable	2,099,645	91.92	0.70	1.44	6,205,129	14,776	30,327
	Subtotal	5,041,431	91.70	1.09	2.15	14,863,618	55,098	108,218

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	4,788,842	91.55	1.37	2.65	14,094,887	65,638	126,796
100%	Probable	3,417,948	91.92	0.70	1.44	10,101,138	24,054	49,368
	Subtotal	8,206,790	91.70	1.09	2.15	24,196,025	89,692	176,164

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the El Brocal Technical Report Summary.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	416,820	1,437,087	14,314	25,119
Probable	(1,420,320)	(3,263,579)	(19,367)	(46,761)
Subtotal	(1,003,501)	(1,826,492)	(5,053)	(21,641)

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	678,528	2,339,389	23,302	40,891
Probable	(2,312,096)	(5,312,679)	(31,527)	(76,120)
Subtotal	(1,633,568)	(2,973,290)	(8,226)	(35,229)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2020, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Reserves show a decrease mainly due to depletion of 2021 production.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2021 (on an 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	669,198	14.53	1.25	3.78	312,720	8,360	25,294
	Indicated	793,517	38.10	0.91	3.05	971,996	7,186	24,239
61.43%	Subtotal	1,462,714	27.32	1.06	3.39	1,284,717	15,546	49,533
	Inferred	1,220,285	103.02	0.33	1.02	4,041,636	4,026	12,485

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	1,089,366	14.53	1.25	3.78	509,068	13,609	41,176
	Indicated	1,291,741	38.10	0.91	3.05	1,582,283	11,698	39,458
100%	Subtotal	2,381,108	27.32	1.06	3.39	2,091,350	25,307	80,634
	Inferred	1,986,464	103.02	0.33	1.02	6,579,255	6,554	20,324

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) Mineral Resources estimates in the table above were estimated with a 3D geological model (lithological, structural and mineralization bodies) that was elaborated with several types of data (mainly drill holes, working mapping and section interpretation) to constraint and control ore shapes and domains. Drilling data from cores were combined into geological structures, copper, zinc, lead, silver, gold, and iron grades were interpolated into block models for the different mine zones using the Ordinary Kriging method in each domain. The results were visually validated through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the El Brocal Technical Report Summary.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)  – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	(575,222)	(452,224)	(5,338)	(14,451)
Indicated	(1,394,583)	(790,518)	(12,461)	(44,975)
Subtotal	(1,969,805)	(1,242,743)	(17,799)	(59,426)
Inferred	845,562	3,831,791	1,778	(406)

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	(936,386)	(736,162)	(8,690)	(23,524)
Indicated	(2,270,199)	(1,286,860)	(20,285)	(73,213)
Subtotal	(3,206,585)	(2,023,022)	(28,975)	(96,738)
Inferred	1,376,464	6,237,655	2,894	(660)

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2020, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show a decrease, mainly due to a topography update of old sectors of the open pit, which resulted in a downgrade of the Mineral Resources.

The El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the El Brocal mine Copper-Silver zone of Tajo Norte (Colquijirca).

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2021 (on an 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	1,405,787	0.01	96.48	2.35	486	4,360,398	33,027
61.43%	Probable	14,779,425	0.24	15.56	1.64	113,226	7,392,738	242,477
	Subtotal	16,185,213	0.22	22.59	1.70	113,712	11,753,135	275,504

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(2)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	2,288,438	0.01	96.48	2.35	791	7,098,157	53,764
100%	Probable	24,058,970	0.24	15.56	1.64	184,317	12,034,409	394,720
	Subtotal	26,347,408	0.22	22.59	1.70	185,108	19,132,566	448,484

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the El Brocal Technical Report Summary.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(5,381,711)	486	(526,601)	(64,034)
Probable	2,057,031	113,226	(3,294,073)	51,641
Subtotal	(3,324,680)	113,712	(3,820,674)	(12,393)

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 61.43%.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(8,760,721)	791	(857,238)	(104,239)
Probable	3,348,578	184,317	(5,362,320)	84,064
Subtotal	(5,412,143)	185,108	(6,219,558)	(20,175)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2020, El Brocal Copper-Silver zone of Tajo Norte (Colquijirca)’s Mineral Reserves show a decrease mainly due to depletion of 2021 production and recategorization of Mineral Resources.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2021 (on an 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	17,201	0.04	139.41	2.95	20	77,099	507
	Indicated	720,781	0.12	25.84	1.72	2,695	598,843	12,395
61.43%	Subtotal	737,982	0.11	28.49	1.75	2,715	675,942	12,901
	Inferred	8,504,324	0.17	15.26	1.54	45,361	4,172,002	131,018

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	28,001	0.04	139.41	2.95	33	125,507	825
	Indicated	1,173,337	0.12	25.84	1.72	4,387	974,838	20,177
100%	Subtotal	1,201,338	0.11	28.49	1.75	4,420	1,100,345	21,002
	Inferred	13,843,927	0.17	15.26	1.54	73,842	6,791,473	213,281

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Resources estimates in the table above were estimated with a 3D geological model (lithological, structural and mineralization bodies) that was elaborated with several types of data (mainly drill holes, working mapping and section interpretation) to constraint and control ore shapes and domains. Drilling data from cores were combined into geological structures, copper, zinc, lead, silver, gold, and iron grades were interpolated into block models for the different mine zones using the Ordinary Kriging method in each domain. The results were visually validated through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the El Brocal Technical Report Summary.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(140,192)	(712)	(30,998)	(1,013)
Indicated	226,376	754	250,930	7,341
Subtotal	86,184	42	219,932	6,328
Inferred	8,019,641	43,959	3,716,400	123,506

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 61.43%.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(228,213)	(1,159)	(50,461)	(1,650)
Indicated	368,510	1,227	408,481	11,951
Subtotal	140,296	68	358,020	10,301
Inferred	13,054,927	71,559	6,049,813	201,051

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2020, El Brocal Copper-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show an increase, mainly due to an increase of the NSR, which was driven by higher copper prices for estimation.

The El Brocal Marcapunta Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the El Brocal mine Marcapunta.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2021 (on an 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	21,220	0.69	31.35	1.18	473	21,385	251
61.43%	Probable	19,934,009	0.77	22.26	1.32	493,171	14,268,533	262,679
	Subtotal	19,955,229	0.77	22.27	1.32	493,644	14,289,919	262,930

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	34,544	0.69	31.35	1.18	770	34,813	408
100%	Probable	32,449,958	0.77	22.26	1.32	802,818	23,227,304	427,608
	Subtotal	32,484,501	0.77	22.27	1.32	803,588	23,262,117	428,015

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The El Brocal Marcapunta Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the El Brocal Technical Report Summary.

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(6,789,718)	(137,620)	(6,125,205)	(86,955)
Probable	7,990,404	229,191	972,001	108,495
Subtotal	1,200,687	91,571	(5,153,205)	21,540

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(11,052,772)	(224,027)	(9,971,033)	(141,552)
Probable	13,007,333	373,093	1,582,290	176,616
Subtotal	1,954,561	149,065	(8,388,743)	35,064

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2020, El Brocal Marcapunta’s Mineral Reserves show an increase, mainly due to the assessed increase of Mineral Resources resulting from our explorations efforts in the past years. Also, Mineral Reserves were affected by new metal prices and lower cut-offs.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2021 (on an 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	548,651	1.04	41.46	2.64	18,401	731,372	14,489
	Indicated	17,632,880	0.87	24.82	1.59	494,028	14,069,698	280,914
61.43%	Subtotal	18,181,530	0.88	25.32	1.62	512,429	14,801,069	295,403
	Inferred	12,088,945	0.80	22.56	1.76	310,236	8,766,482	212,467

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	893,132	1.04	41.46	2.64	29,954	1,190,577	23,586
	Indicated	28,704,020	0.87	24.82	1.59	804,213	22,903,626	457,291
100%	Subtotal	29,597,152	0.88	25.32	1.62	834,167	24,094,203	480,877
	Inferred	19,679,221	0.80	22.56	1.76	505,023	14,270,686	345,869

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The El Brocal Marcapunta Mineral Resources estimates in the table above were estimated with a 3D geological model (lithological, structural and mineralization bodies) that was elaborated with several types of data (mainly drill holes, working mapping and section interpretation) to constraint and control ore shapes and domains. Drilling data from cores were combined into geological structures, copper, zinc, lead, silver, gold, and iron grades were interpolated into block models for the different mine zones using the Ordinary Kriging method in each domain. The results were visually validated through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the El Brocal Technical Report Summary.

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(4,782,749)	(115,951)	(4,876,107)	(64,326)
Indicated	9,706,540	289,738	7,326,479	174,421
Subtotal	4,923,791	173,787	2,450,372	110,096
Inferred	(2,241,445)	(21,492)	24,944	377

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(7,785,690)	(188,753)	(7,937,663)	(104,714)
Indicated	15,800,977	471,656	11,926,548	283,935
Subtotal	8,015,287	282,902	3,988,885	179,221
Inferred	(3,648,779)	(34,985)	40,606	614

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2020, El Brocal Marcapunta’s Mineral Resources show an increase, mainly due to an increase of the NSR, which was driven by higher copper prices for estimation and the addition of new Mineral Resources from the exploration campaign of 438 diamond drill holes.

La Zanja

Location and means of access

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca, 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Pulán where the mining concession is located. La Zanja is operated by us.

History

In 1990, La Zanja was part of the northern Peru project established between Buenaventura and Newmont, covering 83,900 hectares in the Yanacocha volcanic belt by Buenaventura Ingenieros S.A. In addition to La Zanja, other copper and gold prospects were discovered in the La Huaca, Peña Verde and Galeno zones. In 1997, a total of 3,800 m of diamond drilling was completed at La Zanja.

After many years, in August 2010, the Peruvian government granted permits to Buenaventura to commence metallurgical operations at La Zanja. In September of 2010, Buenaventura and Newmont began production at La Zanja. The mine was expected to produce 100,000 oz Au per year over a seven-year mine life.

Title, leases and options

The operation area has mining concessions assigned to La Zanja, and the surrounding area also shows the presence of other concession holders such as Buenaventura, Newmont and several other companies. The La Zanja mining unit comprises 43 mining concessions and one beneficiation concession (concentrator). These 43 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. La Zanja’s concessions have an extension of approximately 27,414 hectares.

Mineralization

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulphidation environments, in addition to some bonanza Au vein epithermal systems, Cu-Au transitional epithermal-porphyry, and breccias pipe Cu-Au-Mo. We have two-ore deposits in production in oxide material: San Pedro Sur and Pampa Verde.

Operations and infrastructure

During 2021, the operation focused on the San Pedro Sur and Pampa Verde open pits. Reinterpretation geological exploration was also carried out in projects with resources and reserves. The operation is carried out with outsourced equipment, which includes loading equipment of 2.4–4.7 m3 and hauling equipment of 20-22 m3. The average material moved is 11.7 kilo tons per day.

Mining operations are conducted through the open-pit method. The plant utilizes a carbon-in-column circuit as well as a Merrill-Crowe circuit to recover gold from heap leach operations. The gold laden carbon is then transported to Coimolache to be processed into doré bars.

In 2021, a total of 18,331 meters of diamond drilling in the Cu-Au exploration project Emperatriz, and the extensions of the corridors Olga and Isabel were confirmed.

Production

The La Zanja mine is in the production stage and has a treatment plan capacity of 20,000 tons of ore per day. The table below summarizes the La Zanja mine’s doré bars production, metal contained in doré bars produced and average grades for the periods indicated. Production in 2021 was significantly higher than in 2020 due to a higher volume of ore treated. The increase was primarily due to the fact that in 2020, our operations were suspended from March to June due to the impact of government restriction imposed in connection with COVID-19.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	1,577,645	1,639,008	2,627,252
Average ore grade
Gold grade (g/t)	0.46	0.37	0.42
Silver grade (oz/t)	6.73	9.41	0.12
Metal contained in concentrates production
Gold (Oz)	31,500	17,228	22,611
Silver (Oz)	97,204	84,641	104,534
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,233	1,739	1,697
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	14.24	20.67	24.00
Capital Expenditures (in millions of US$)	1.6	0.8	1.0

Mineral Reserves and Mineral Resources

The La Zanja Mineral Reserves estimates are based on JORC definitions and standards and the tables below are based on costs and modifying factors from the La Zanja mine.

La Zanja – Year End Mineral Reserves as of December 31, 2021 (on a 53.06% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	2,326,697	0.35	3.33	26,327	249,419
53.06%	Probable	2,111,098	0.32	3.47	21,939	235,847
	Subtotal	4,437,795	0.34	3.40	48,266	485,266

Notes:

1.	JORC definitions and standards were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 53.06% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	Mineral Reserves were calculated by Buenaventura´s Planning Department.

La Zanja – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	4,385,030	0.35	3.33	49,617	470,071
100%	Probable	3,978,700	0.32	3.47	41,348	444,491
	Subtotal	8,363,730	0.34	3.40	90,964	914,562

Notes:

1.	JORC definitions and standards were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 53.06% of this property.
3.	Numbers may not add due to rounding.
4.	Mineral Reserves were calculated by Buenaventura´s Planning Department.

The La Zanja Mineral Reserves are estimated by Buenaventura’s Planning Department utilizing JORC standards rather than S-K 1300 standards. JORC standards were utilized, as this property is not material property subject to S-K 1300 reporting requirements.

La Zanja – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	696,055	6,600	23,205
Probable	984,406	7,391	112,347
Subtotal	1,680,461	13,991	135,552

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 53.06%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 53.06%.

La Zanja – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	1,311,826	12,438	43,734
Probable	1,855,270	13,929	211,735
Subtotal	3,167,095	26,368	255,469

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 53.06%.

In comparison to 2020, La Zanja’s Mineral Reserves show an increase, mainly due to the assessed increase of Mineral Resources in the Pampa Verde Open Pit.

La Zanja – Year End Mineral Resources as of December 31, 2021 (on an 53.06% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	2,684,836	0.40	11.10	34,157	958,219
	Indicated	1,156,177	0.42	9.05	15,555	336,518
53.06%	Subtotal	3,841,013	0.40	10.48	49,713	1,294,737
	Inferred	674,393	0.32	5.64	6,839	122,290

Notes:

1.	JORC definitions and standards were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 53.06% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	Mineral Resources were calculated by Buenaventura’s Geology Department.

La Zanja – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	5,060,000	0.40	11.10	64,375	1,805,917
	Indicated	2,179,000	0.42	9.05	29,317	634,221
100%	Subtotal	7,239,000	0.40	10.48	93,692	2,440,138
	Inferred	1,271,000	0.32	5.64	12,890	230,475

Notes:

1.	JORC definitions and standards were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 53.06% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	Mineral Resources were calculated by Buenaventura´s Geology Department.

The La Zanja Mineral Resources estimates in the table above were completed by Buenaventura’s Geology Department utilizing JORC standards, rather than S-K 1300 reporting requirements. JORC standards were utilized as this property is not a material property subject to S-K 1300 reporting requirements.

La Zanja – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	(179,558)	(3,836)	(4,222)
Indicated	(816,685)	(10,355)	(99,539)
Subtotal	(996,243)	(14,190)	(103,762)
Inferred	31,035	(621)	1,493

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 53.06%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 53.06%.

La Zanja – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	(338,405)	(7,229)	(7,957)
Indicated	(1,539,173)	(19,515)	(187,598)
Subtotal	(1,877,578)	(26,744)	(195,555)
Inferred	58,491	(1,170)	2,815

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 53.06%.

In comparison to 2020, La Zanja’s Mineral Resources show an increase. Drilling in 2021 identified an alignment of previously unrecognized mineralized structures, which has resulted in an increase in the Mineral Resource inventory.

Coimolache

Location and means of access

Coimolache is a gold and silver mine located in the district and province of Hualgayoc, in the department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Chugur, where the mining concession is located. Coimolache is operated by Buenaventura, and wholly owned by Coimolache, in which we hold a 40.095% equity interest.

History

In the Coimolache Project, initial explorations took place from 1991 to 1998 by Southern Peru and in 1992 Compañía Minera Coimolache S.A. (CMC) was established, with 40.09% shareholding by Cía. Minera Buenaventura S.A.A. (BVN), 44.24% by Southern Copper Corporation (SPCC) and 15.67% by ESPRO S.A.C.

Coimolache’s history is linked from its origins to the Hualgayoc Mining District, as a historic mining center in northern Peru. The first work in the area was recorded from 1969 to 1971 by the British Geological Survey (BGS) who carried out sediment sampling in the region and the district and identified seven anomalies in the Tantahuatay and Sinchao creeks. From 1970 to 1991 Cia. Minera Colquirrumi S.A., developed exploration and exploitation works in the Hualgayoc district.

The first works during SPCC’s administration involved geological mapping, rock and soil geochemistry in trenches and test pits. From 1994 to 1998 they carried out 27,411 meters of diamond drilling between the sectors of Tantahuatay, Mirador, Ciénaga and Peña de las Águilas as Calera Orbamas S.A. (the company’s name was CMC at that time).

BVN took over the administration in 1999 and carried out underground exploration for oxides with two tunnels in the deposits of Tantahuatay 2 (BISA)and Cienaga Norte, respectively and carried out diamond infill drilling in the deposits of Tantahuatay 2 (BISA) and Ciénaga Norte, Mirador Norte (CEDIMIN) during 2002 and from 2006 to 2007, for a total of 6,063 meters. The project is part of the final exploration plans of Cia. Minera Colquirrumi of the Buenaventura group.

CMC began the pre-feasibility stage in 2007, the EIA was completed with a public hearing in Hualgayoc in 2008, and construction began in 2009. The oxide operation started in June 2011.

Title, leases and options

The area of the concessions in which CMC performs exploitation and beneficiation activities totalizes 16,713.52 has (SRK, 2019) and the titleholder is Compañía Minera Coimolache S.A.

There are 26 mining concessions and one beneficiation concession (beneficiation plant). These 26 concessions cover the area of the mines and the exploration projects. The mining operation and the explorations are conducted within the mining concessions. SRK indicates that all the mining reserves and resources presented in this report are located within these concessions controlled by Compañía Minera Coimolache.

Mineralization

Geologically, the Coimolache ore deposits are located in a sequence volcano-magmatic hydrothermal, predominantly linked to the regional mineralized sector northern of Peru.

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

Operations and infrastructure

During 2021, the operation was focused on the Tantahuatay 2 and Ciénaga Norte areas. Reinterpretation geological exploration was also performed at projects with resources and reserves. The operation is carried out with outsourced equipment, which includes loading equipment of 5.6-3.6 m3 and hauling equipment of 15-22 m3. The average material moved is 49.3 kilo tons per day.

Production

The Coimolache mine is in the production stage and has a treatment plan capacity of 30,000 tons of ore per day. The table below summarizes the Coimolache mine’s doré bars production, metal contained in doré bars produced and average grades for the periods indicated. Production in 2021 was slightly lower than in 2020 due to a lower volume of ore treated since the leach PAD was restricted because the environmental permit approval was delayed during the COVID-19 pandemic.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	13,878,907	12,043,702	10,505,027
Average ore grade
Gold grade (g/t)	0.54	0.43	0.45
Silver grade (oz/t)	10.63	15.09	0.27
Metal contained in concentrates production
Gold (Oz)	162,196	106,017	110,575
Silver (Oz)	754,306	699,361	647,468
Cost applicable to sales per oz. of gold (US$/Oz-Au)	684	854	936
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	8.14	10.13	13.49
Capital Expenditures (in millions of US$)	28.9	19.2	20.7

Mineral Reserves and Mineral Resources

The Coimolache Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the Coimolache mine.

Coimolache – Year End Mineral Reserves as of December 31, 2021 (on an 40.095% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
40.095%	Probable	26,243,597	0.30	8.42	251,154	7,103,626
	Subtotal	26,243,597	0.30	8.42	251,154	7,103,626

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 40.095% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

Coimolache – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
100%	Probable	65,453,541	0.30	8.42	626,398	17,716,987
	Subtotal	65,453,541	0.30	8.42	626,398	17,716,987

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 40.095% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Coimolache Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Coimolache Technical Report Summary.

Coimolache – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	(23,716,107)	(256,099)	(4,808,508)
Probable	19,810,903	187,264	4,941,753
Subtotal	(3,905,205)	(68,835)	133,245

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 40.095%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 40.095%.

Coimolache – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	(59,149,788)	(638,730)	(11,992,788)
Probable	49,409,908	467,050	12,325,112
Subtotal	(9,739,880)	(171,680)	332,324

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 40.095%.

In comparison to 2020, Coimolache’s Mineral Reserves show a decrease mainly due to depletion of 2021 production and recategorization of Mineral Resources.

Coimolache – Year End Mineral Resources as of December 31, 2021 (on an 40.095% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	15,269,035	0.24	13.66	119,823	6,705,791
40.095%	Subtotal	15,269,035	0.24	13.66	119,823	6,705,791
	Inferred	5,243,060	0.27	7.11	45,428	1,198,444

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 40.095% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

Coimolache – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	38,082,141	0.24	13.66	298,849	16,724,755
100%	Subtotal	38,082,141	0.24	13.66	298,849	16,724,755
	Inferred	13,076,594	0.27	7.11	113,300	2,989,012

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 40.095% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Coimolache Mineral Resources estimates in the table above were estimated with three independent block models that were prepared for each of Tantahuatay’s deposits: Tantahuatay, Cienaga and Mirador, which are open-pit operations. 3D geological model was generated by Buenaventura for different types of data (mainly drill holes, blastholes, working mapping and section interpretation) to constrain and control mineralization and its domains. Drilling data from cores were combined into geological structures. Gold and silver grades were interpolated into block models for the different deposits. Mine zones were modeled using ordinary Kriging in each deposit. The results were visually validated, through various statistical comparisons.Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Coimolache Technical Report Summary.

Coimolache – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	(2,593,091)	(23,203)	(562,459)
Indicated	11,644,469	93,121	4,854,773
Subtotal	9,051,377	69,918	4,292,314
Inferred	3,591,068	33,676	348,635

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 40.095%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 40.095%.

Coimolache – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	(6,467,368)	(57,870)	(1,402,816)
Indicated	29,042,196	232,251	12,108,175
Subtotal	22,574,828	174,381	10,705,360
Inferred	8,956,399	83,991	869,523

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 40.095%.

In comparison to 2020, Coimolache’s Mineral Resources show an increase, mainly due to new geological alteration and mineralization information from the Tantahuatay 2 open pit model. Also, a redesign of the Cienaga and Mirador Resources open pit also increased the assesment of Mineral Resources.

Cerro Verde

Location and means of access

We hold a 19.58% interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976, and was previously owned by the Peruvian government before its privatization in 1993. Freeport-McMoRan Inc. holds a majority interest in Cerro Verde.

History

First activities of the Cerro Verde porphyry copper deposit date back to the late 1800s when artisanal mining produced high-grade oxide ore. In 1917 Anaconda Copper Mining Company acquired the property and operated intermittently until 1970 when the property was nationalized. Minero Perú S.A., a government-controlled mining company, commenced mining and processing of ore with a SX/EW plant and pilot concentrator plant in 1977. The SX/EW plant was among the first in the world to be commissioned.

Minero Perú S.A. sold Cerro Verde to Cyprus Climax Metals Company in 1994. By 1996, remaining ownership included Buenaventura and a variety of individual investors trading their shares on the Lima Stock Exchange. Shortly thereafter, Cyprus invested in improvements to the leach process production. Cyprus Climax Metals Company was acquired by the Phelps Dodge Corporation (PDC) in 1999. By 2004, the SX/EW plant capacity was at 200 million pounds of copper cathode per year (Bernal and Velarde, 2004).

In 2005, SMM Cerro Verde Netherlands B.V. acquired 21 percent ownership, and Buenaventura increased their ownership to 18.3 percent while PDC retained 53.56 percent as part of construction of a primary sulfide concentrator (C1). Production started in 2006, with a capacity of 108,000 metric tons of ore per day. In 2011, C1 capacity was increased to 120,000 metric tons per day following completion of various debottlenecking projects.

FCX acquired PDC in 2007. In 2007, FCX started a drilling program for deep exploration, infill confirmation, geomechanical, hydrogeological, and condemnation targets. Between 2008 and 2011, more than 200,000 meters were drilled.

Construction of new, additional concentrator facilities (C2) with a nominal capacity of 240,000 metric tons of ore per day was completed in 2016. As a result, the total Cerro Verde concentrating capacity expanded to 360,000 metric tons of ore per day. Recent production trends are exceeding the designed capacities. In 2018, ore processing capacity of C2 was increased to 288,000 metric tons of ore per day.

The Cerro Verde mine is a well-developed property currently in operation and all previous exploration and development work has been incorporated where appropriate in the access and operation of the property.

Title, leases and options

In Peru, mining rights through claims and concessions are regulated by Peru’s General Mining Law. Cerro Verde’s major operations take place in the mining concession “Cerro Verde No 1, 2, y 3” and in the Cerro Verde processing facilities concession “Cerro Verde Beneficiation Plant”, (hereinafter the “Beneficiation Plant”). Sociedad Minera Cerro Verde is the titleholder of the entire mining concession, all other concessions, and areas where the Cerro Verde operations are located. They are retained through the annual payments of rights for the concessions or the corresponding penalties for not exploiting them. Surface land is not owned; however, Supreme Decree 017-1996-AG granted mining companies surface rights of those concessions already titled by the time this regulation was passed upon formal declaration before the Peruvian Ministry of Energy and Mines (MINEM). Cerro Verde mining and main core concessions were declared and exempted from the farmland’s privatization processes. The Beneficiation Plant authorization includes the processing and recovery methods of ore entirely sourced from the mining concession.

Mineralization

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

Operations and infrastructure

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

Production

The Cerro Verde mine is in the production stage and has a treatment plant capacity of 400,000 tons of ore per day. The table below summarizes the Cerro Verde mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than 2020 due to a higher volume ore treatment. This was primarily due to the fact that in 2020, operations were suspended in March due to government measures related to COVID-19.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in thousand tonnes)	170,526	149,474	164,717
Average ore grade
Copper grade (%)	0.36	0.34	0.31
Metal contained in concentrates production
Silver (Oz)	4,685,092	3,384,056	3,683,926
Copper (MT)	455,305	371,992	402,370
Molybdenum (MT)	12,877	8,574	9,351
Copper Cash Cost (US$/Cu Lb)	1.57	1.65	1.82
Capital Expenditures (in millions of US$)	278.9	176.4	160.9

Mineral Reserves and Mineral Resources

The Cerro Verde Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the Cerro Verde mine.

Cerro Verde – Year End Mineral Reserves as of December 31, 2021 (on an 19.58% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	141	0.38	0.01	1.86	1,187	47	8,442
19.58%	Probable	642	0.36	0.01	1.88	5,113	200	38,808
	Subtotal	783	0.36	0.01	1.88	6,300	247	47,249

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The various employees of Freeport-McMoran Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Reserves

Cerro Verde – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	722	0.38	0.01	1.86	6,063	239	43,114
100%	Probable	3,277	0.36	0.01	1.88	26,112	1,020	198,200
	Subtotal	3,999	0.36	0.01	1.88	32,175	1,259	241,314

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 19.58% of this property
3.	Numbers may not add due to rounding.
4.	The various employees of Freeport-McMoran Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Reserves

The Cerro Verde Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Cerro Verde Technical Report Summary.

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	(6)	(53)	(18)	(464)
Probable	(10)	(36)	17	(866)
Subtotal	(15)	(89)	(2)	(1,330)

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 19.58%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

			Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	(29)	(271)	(94)	(2,372)
Probable	(51)	(182)	85	(4,421)
Subtotal	(78)	(452)	(9)	(6,793)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2020, Cerro Verde’s Mineral Reserves show a decrease mainly due to depletion of 2021 production and recategorization of Mineral Resources

Cerro Verde – Year End Mineral Resources as of December 31, 2021 (on an 19.58% Buenaventura attributable ownership basis) (1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	6	0.32	0.01	1.13	43	1	226
19.58%	Indicated	291	0.35	0.01	1.86	2,275	80	17,417
	Subtotal	297	0.35	0.01	1.85	2,319	81	17,642
	Inferred	134	0.35	0.01	1.83	1,037	35	7,916

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The various employees of Freeport-McMoran Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Resources.

Cerro Verde – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	32	0.32	0.01	1.13	222	5	1,152
100%	Indicated	1,487	0.35	0.01	1.86	11,619	411	88,952
	Subtotal	1,519	0.35	0.01	1.85	11,842	416	90,103
	Inferred	686	0.35	0.01	1.83	5,295	179	40,429

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 19.58% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The various employees of Freeport-McMoran Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Resources

The Cerro Verde Mineral Resources estimates in the table above are evaluated using the application of technical and economic factors to a geologic resource block model and employing optimization algorithms to generate digital surfaces of mining limits, using specialized geologic and mine planning computer software. The resulting surfaces volumetrically identify material as potentially economical, using the assumed parameters. Mineral resources are the resultant contained metal inventories. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Cerro Verde Technical Report Summary.

Cerro Verde – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

			Contained Metal
	Tonnage(1)(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	6	43	1	226
Indicated	291	2,275	80	17,417
Subtotal	297	2,319	81	17,642
Inferred	134	1,037	35	7,916

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 19.58%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

			Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	32	222	5	1,152
Indicated	1,487	11,619	411	88,952
Subtotal	1,519	11,842	416	90,103
Inferred	686	5,295	179	40,429

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2020, Cerro Verde’s Mineral Resources show an increase, mainly due to an increase of the NSR driven by higher copper prices for estimation.

Mining greenfield projects

Project Name	Current Project Status
San Gabriel(1)	Development
Trapiche(2)	Development
(1)	San Gabriel qualifies as a project in the development stage under S-K 1300.
(2)	Trapiche qualifies as a project in the development stage under S-K 1300.

San Gabriel

Location and means of access

The San Gabriel Project is located in the Ichuña district, in the General Sánchez Cerro Province of the Moquegua Region in southern Peru. The project is approximately 837 kilometers southeast of Lima and 116 kilometers northeast of Moquegua.

The Project can be accessed from the cities of Arequipa, Moquegua and Juliaca via a mixture of paved and unpaved roads.

History

In 2003, Minera Gold Fields Peru S.A. (Gold Fields Peru) obtained the Chucapaca, Chucapaca Norte, Orcori, Yaretapampa and Yaretapampa Sur mining concessions. In February 2007, Gold Fields Peru joint ventured the Project with Buenaventura. In 2009, Buenaventura and Gold Fields Peru formed Canteras del Hallazgo S.A.C. (Canteras del Hallazgo) as the operating entity. In 2014, Buenaventura acquired a 51% interest in Gold Fields Peru and a 100% interest in Canteras del Hallazgo, giving Buenaventura a 100% interest in the Project.

Title, leases and options

The San Gabriel Project comprises five mining concessions, covering an area of 3,467.3 hectares. Buenaventura complies with the annual payment of the obligations given by the state for the maintenance of the mining property, the license fees and, if applicable, payment of any penalties incurred. Three royalties are payable on the Ichuña 2 IMG concession.

Mineralization

The San Gabriel deposit shows many of the characteristics of an intermediate sulfidation epithermal deposit.

An inlier of folded and faulted basement Jurassic-Cretaceous siliciclastic and carbonate sedimentary rocks of the Yura Group forms a basement high in the Ichuña District. It is overlain by a cover sequence of Cenozoic (Paleogene, Neogene, and Quaternary) volcaniclastic sediments and lavas.

Mineralization is hosted in Jurassic–Cretaceous Yura Group sediments, with dark grey limestones and interbedded clastic rocks of the Gramadal Formation hosting the most continuous replacement-style alteration and mineralization. The San Gabriel deposit is approximately 3,000 meters long, 250 meters wide, and averages 170 meters in thickness. It has been drill tested to a depth of 700 m.

Operations and infrastructure

The San Gabriel Project is currently serviced by an operational 22.9 kV transmission line that was installed from the public electricity grid, servicing the mine services (1 MVA) and the Agani advance camp (650 kVA). The transmission line will continue to be used during the construction phase. Exploration activities preferentially hire labour from the local communities. During construction and mine operations, Buenaventura plans to preferentially hire qualified or unskilled personnel from the populations within the project’s area of influence, including C.C. Santa Cruz de Oyo Oyo, Maycunaca and Antajahua, and C.C. Corire and the Ichuña District. Where local labor is unavailable, hiring will be first come from the region, and only afterwards from outside the region.

The required infrastructure to support the LOM plan will include the underground mine, backfill and concrete batch plants, waste rock storage facilities, topsoil stockpile, process plant, run-of-mine (ROM) stockpile, process water ponds, mine water pond, freshwater dam, filtered TSFs (FTSF), tailings thickening and filtering platform, tailings drying platforms, temporary tailings storage area, mine operations and warehouse area, administration offices, truck, maintenance and work shops, fuel station, core shed, gatehouse, accommodation camp, sewage treatment plant, temporary waste storage area, and electrical substation. The camp capacity is based on an estimate of construction personnel and operations personnel. In operation, the camp will have a capacity of 816 people. However, during construction the capacity of some modules will be increased to support a total camp capacity of 1,440 persons.

Mineral Reserves and Mineral Resources

The San Gabriel Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the San Gabriel mine.

San Gabriel – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	982,605	5.09	2.26	160,832	71,541
100%	Probable	13,951,754	3.97	6.72	1,778,976	3,015,826
	Subtotal	14,934,359	4.04	6.43	1,939,808	3,087,367

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is Agnitia Consultores S.A.C.

The San Gabriel Mineral Reserves are estimated by converting Measured Mineral Resources and Indicated Mineral Resources to Proven Mineral Reserves and Probable Mineral Reserves assuming a combination of overhand drift-and-fill, underhand drift-and-fill and overhand sub-level retreat mining methods. An NSR cut-off was used in preference to a grade cut-off, since both gold and silver are contributors to the Project economics. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the San Gabriel Technical Report Summary.

San Gabriel – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	982,605	160,832	71,541
Probable	13,951,754	1,778,976	3,015,826
Subtotal	14,934,359	1,939,808	3,087,367

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.

In 2020, Buenaventura did not report Mineral Reserves for San Gabriel.

San Gabriel – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	379,898	1.65	2.78	20,185	33,992
100%	Indicated	10,511,584	1.61	7.24	543,286	2,447,931
	Subtotal	10,891,482	1.61	7.09	563,471	2,481,923
	Inferred	13,971,348	2.49	9.53	1,120,104	4,280,324

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The San Gabriel Mineral Resources estimates in the table above is supported by core drilling. Leapfrog Software version 6.0 and Vulcan © version 12.1 were used to construct the geological solids, prepare assay data for geostatistical analysis, construct the block model, estimate metal grades and tabulate mineral resources. Supervisor © Software version 8.13 was used for geostatistical analysis, variography, and quantitative kriging neighborhood analysis (QKNA). The block model block size of 5 x 5 x 5 meters and subblock size of 1 x 1 x 1 meters is considered acceptable given the average deposit thickness and assumptions of underground cut-and-fill mining methods. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the San Gabriel Technical Report Summary.

San Gabriel – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	379,898	20,185	33,992
Indicated	10,511,584	543,286	2,447,931
Subtotal	10,891,482	563,471	2,481,923
Inferred	13,971,348	1,120,104	4,280,324

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.

In 2020, Buenaventura did not report Mineral Resources for San Gabriel.

Trapiche

Location and means of access

The Trapiche Project is located in the Apurimac region in south-central Perú and is located about 95 km south of the town of Abancay and about 8 km south of the Mollebamba village in the Antabamba Province. The location coordinates are UTM 728,672 E and 8,396,177 N. The elevation of the property and deposits range from 3,900 to 4,650 meters above sea level (masl).

Two access roads are being considered for the access to the mine site from Chunchumayo. One is termed the East Access Road begins in Chunchumayo and ends in the township of Mollocco. The other road is termed the West Access Road and begins in Chunchumayo and eventually ties into the road to Mollebamba. The main access road will be built as a joint effort by the Regional Government and the Federal Government of Peru.

History

The geological prospecting work began in 1996, extending until 2000, consisting of geochemical prospecting (stream sediments), mapping and rock geochemistry, determining Cu and Mo anomalies that motivated the continuity of the explorations. In 2001-2002, a diamond drilling campaign was completed with the execution of six drill holes (2,192.95 meters). The results were positive leading to the discovery of the Trapiche porphyry with Cu-Mo sulfide mineralization.

Title, leases and options

The Trapiche Project area consists of 44,098 hectares in 38 mining concessions as well as an additional 2,300 hectares with land use rights that were granted by the Mollebamba village in 2011 through an easement agreement signed with Compañía de Minas Buenaventura and El Molle Verde S.A.C.

Mineralization

The Trapiche deposit corresponds to a typical porphyry deposit with Cu and Mo mineralization, which is related to the location of the hydrothermal polyphase quartz monzonite porphyry (QMP) and Breccia Pipe, which crosscuts sedimentary sequences of Late Jurassic to Early Cretaceous age.

The mineralization is a Cu-Mo porphyry, constituted mainly by primary and secondary copper sulfides, molybdenite and to a lesser extent, copper oxide. The highest volume of sulfides is located in the Breccia Pipe, followed by the quartz monzonite porphyry, and in a lower percentage, the Cu oxides located in the western border with contact to the breccia and calc-silicate sediments, associated with the monzonite intrusive dikes.

Operations and infrastructure

The construction of a topsoil material stockpile (DMO, for its acronym in Spanish) has-been planned as part of the auxiliary facilities for the Trapiche Project, with the aim of stockpiling and saving organic soil (topsoil) recovered during the construction phase of the project for use during progressive and final closures.

Currently, the power supply for the exploration facilities is provided by generators in the Pionner Camp area with a maximum installed capacity of 460 kW and a capacity of up to 2 MW. The closest electrical substation is Cotaruse and the closest distribution line is the high voltage line that goes from Cotaruse to Las Bambas.

Mineral Reserves and Mineral Resources

The Trapiche Mineral Reserves estimates are based on the definitions for Mineral Reserves in S-K 1300 and the tables below are based on costs and modifying factors from the Trapiche mine.

Trapiche – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
100%	Proven	—	—	—	—	—	—	—
	Probable	283,200,000	—	—	0.51	—	—	1,444,283
	Subtotal	283,200,000	—	—	0.51	—	—	1,444,283

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is Mining Plus Peru S.A.C.

The Trapiche Mineral Reserves are estimated based upon the following modifying factors: (1) Mineral Resources within a pit design that is based on an optimized pit shell. (2) Mining dilution and mining recovery factors. (3) Mining of the mineralized rock is considered to be economically and technically feasible. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Trapiche Technical Report Summary.

Trapiche – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	—	—	—	—
Probable	283,200,000	—	—	1,444,283
Subtotal	283,200,000	—	—	1,444,283

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.

In 2020, Buenaventura did not report Mineral Reserves for Trapiche.

Trapiche – Year End Mineral Resources as of December 31, 2021 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(Oz)	(Oz)	(t)	(Oz)	(Oz)	(t)
	Measured	24,200,000	0.04	2.85	0.31	32,600	2,218,000	74,435
100%	Indicated	593,000,000	0.03	2.37	0.32	529,400	45,110,000	1,896,427
	Subtotal	617,200,000	0.03	2.39	0.32	562,000	47,328,000	1,970,861
	Inferred	36,610,000	0.04	4.39	0.32	49,000	5,163,000	115,666

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is Mining Plus Peru S.A.C.

The Trapiche Mineral Resources estimates in the table above were supported from 368 drill holes, totaling 102,819 meters to complete the geological block model. The Mineral Resources were reported inside an optimized pit shell and is exclusive of Mineral Reserve. The oxide and mixed Mineral Resource was reported above a cut-off grade of 0.12% and 0.14% total copper (“CuT”) respectively. The enriched and transition Mineral Resource was reported above a cut-off grade of 0.07% and 0.09% total copper, respectively, while the primary sulfide Mineral Resource was reported above a cut-off grade of 0.08% total copper. The swath plots also showed good correlation between the drill hole composite grades and the block model grades. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Trapiche Technical Report Summary.

Trapiche – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	24,200,000	32,600	2,218,000	74,435
Indicated	593,000,000	529,400	45,110,000	1,896,427
Subtotal	617,200,000	562,000	47,328,000	1,970,861
Inferred	36,610,000	49,000	5,163,000	115,666

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.

In 2020, Buenaventura did not report Mineral Resources for Trapiche.

Mineral Resources and Reserves

Disclosure of Mineral Resources and Reserves

The SEC amendments to its disclosure rules modernizing the mineral property disclosure requirements for mining registrants became effective on January 1, 2021. The amendments include the adoption of Subpart 1300 of Regulation S-K as promulgated by the SEC (“S-K 1300”), which governs disclosure for mining registrants S-K 1300 replaced the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7 and better align disclosure with international industry and regulatory practices.

For the meanings of certain technical terms used in this prospectus, see “Additional Information-Glossary.”

The qualified persons that have reviewed and approved the scientific and technical information contained in this annual report are identified in the footnotes to the tables summarizing the Mineral Reserves and Resources estimates. See “Information on the Company-Mining operations” below. For the meanings of certain technical terms used in this report, see “Introduction—Glossary of Selected Mining Terms.”

Presentation of information concerning Mineral Reserves

The estimates of proven and probable reserves at our mines and projects and the estimates of life of mine (LOM) included in this annual report have been prepared by the qualified persons referred to herein, and in accordance with the technical definitions established by the SEC. Under S-K 1300:

Proven Mineral Reserves are the economically mineable part of a Measured mineral resource and can only result from conversion of a measured mineral resource.

Probable Mineral Reserves are the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Measured Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated based on conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in S-K 1300 (as defined below), in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2021, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2021. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates are presented in two forms, showing figures considering 100% ownership and also adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded.

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2021. With the exception of Julcani and La Zanja (for which the reports were generated internally) the below estimates were prepared in accordance with Subpart 1300 of Regulation S-K.

	Mine(1)(8)			Grade						Contained Metal
	Ownership	Class	Total	Gold	Silver	Zinc	Lead	Copper	Moly	Gold	Silver	Zinc	Lead	Copper	Moly
	Interest
	(%)		(Mt)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(kOz)	(MOz)	(kt)	(kt)	(kt)	(kt)
		Proven	—	—	—	—	—	—	—	—	—	—	—	—	—
Orcopampa(2)	100.00%	Probable	0.52	9.37	17.78	—	—	—	—	155.69	0.30	—	—	—	—
		Subtotal	0.52	9.37	17.78	—	—	—	—	155.69	0.30	—	—	—	—
		Proven	0.60	—	227.92	2.24	1.26	—	—	—	4.43	13.55	7.60	—	—
Uchucchacua(2)	100.00%	Probable	5.51	—	329.78	1.85	1.09	—	—	—	58.46	102.15	60.23	—	—
		Subtotal	6.12	—	319.72	1.89	1.11	—	—	—	62.89	115.69	67.83	—	—
		Proven	0.18	0.17	600.63	—	1.64	—	—	0.98	3.39	—	2.89	—	—
Julcani(3)	100.00%	Probable	0.12	0.08	612.13	—	1.29	—	—	0.29	2.32	—	1.52	—	—
		Subtotal	0.29	0.13	605.25	—	1.50	—	—	1.27	5.71	—	4.40	—	—
		Proven	0.49	3.39	215.52	1.47	0.98	—	—	53.18	3.38	7.19	4.79	—	—
Tambomayo(2)	100.00%	Probable	0.90	2.81	133.16	1.38	0.92	—	—	81.31	3.86	12.42	8.29	—	—
		Subtotal	1.39	3.01	162.08	1.41	0.94	—	—	134.49	7.23	19.61	13.08	—	—
		Proven	2.94	—	91.55	2.65	1.37	—	—	—	8.66	77.89	40.32	—	—
El Brocal Tajo Norte Pb-Zn(2)	61.43%	Probable	2.10	—	91.92	1.44	0.70	—	—	—	6.21	30.33	14.78	—	—
		Subtotal	5.04	—	91.70	2.15	1.09	—	—	—	14.86	108.22	55.10	—	—
		Proven	1.41	0.01	96.48	—	—	2.35	—	0.49	4.36	—	—	33.03	—
El Brocal Tajo Norte Cu(2)	61.43%	Probable	14.78	0.24	15.56	—	—	1.64	—	113.23	7.39	—	—	242.48	—
		Subtotal	16.19	0.22	22.59	—	—	1.70	—	113.71	11.75	—	—	275.50	—
		Proven	0.02	0.69	31.35	—	—	1.18	—	0.47	0.02	—	—	0.25	—
El Brocal Marcapunta(2)	61.43%	Probable	19.93	0.77	22.26	—	—	1.32	—	493.17	14.27	—	—	262.68	—
		Subtotal	19.96	0.77	22.27	—	—	1.32	—	493.64	14.29	—	—	262.93	—
		Proven	4.39	0.35	3.33	—	—	—	—	49.62	0.47	—	—	—	—
La Zanja(4)	100.00%	Probable	3.98	0.32	3.47	—	—	—	—	41.35	0.44	—	—	—	—
		Subtotal	8.36	0.34	3.40	—	—	—	—	90.96	0.91	—	—	—	—
		Proven	—	—	—	—	—	—	—	-	-	—	—	—	—
Coimolache(2)	40.10%	Probable	26.24	0.30	8.42	—	—	—	—	251.15	7.10	—	—	—	—
		Subtotal	26.24	0.30	8.42	—	—	—	—	251.15	7.10	—	—	—	—
		Proven	0.98	5.09	2.26	—	—	—	—	160.83	0.07	—	—	—	—
San Gabriel(5)	100.00%	Probable	13.95	3.97	6.72	—	—	—	—	1,778.98	3.02	—	—	—	—
		Subtotal	14.93	4.04	6.43	—	—	—	—	1,939.81	3.09	—	—	—	—
		Proven	—	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche(6)	100.00%	Probable	283.20	—	—	—	—	0.51	—	—	—	—	—	1,444.28	—
		Subtotal	283.20	—	—	—	—	0.51	—	—	—	—	—	1,444.28	—
		Proven	141.37	—	1.86	—	—	0.38	0.01	—	8.44	—	—	538.50	21.22
Cerro Verde(7)	19.58%	Probable	641.64	—	1.88	—	—	0.36	0.01	—	38.81	—	—	2,319.07	90.61
		Subtotal	783.00	—	1.88	—	—	0.36	0.01	—	47.25	—	—	2,857.56	111.83
		Proven	152.37							265.57	33.22	98.62	55.60	571.78	21.22
Total		Probable	1,012.87							2,915.17	142.17	144.90	84.81	4,268.50	90.61
		Total	1,165.24							3,180.73	175.39	243.52	140.42	4,840.28	111.83

Notes:

*	Numbers may not add due to rounding.
(1)	The above table does not include Julcani and La Zanja which are not material properties under S-K 1300.
(2)	The qualified person for the Mineral Reserves estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal and Coimolache is SRK Consulting Perú S.A.
(3)	The qualified person for the Mineral Reserves estimate of Julcani is Geominería S.A.C.
(4)	The qualified person for the Mineral Reserves estimate of La Zanja is Buenaventura’s Planning Department.
(5)	The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C.
(6)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.
(7)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.
(8)	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300 in exception of Julcani and La Zanja which reports are generated internally.

	Mine			Grade						Contained Metal
	Ownership	Class	Total	Gold	Silver	Zinc	Lead	Copper	Moly	Gold	Silver	Zinc	Lead	Copper	Moly
	Interest
	(%)		(Mt)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(kOz)	(MOz)	(kt)	(kt)	(kt)	(kt)
		Proven	—	—	—	—	—	—	—	—	—	—	—	—	—
Orcopampa	100.00%	Probable	0.52	9.37	17.78	—	—	—	—	155.69	0.30	—	—	—	—
		Subtotal	0.52	9.37	17.78	—	—	—	—	155.69	0.30	—	—	—	—
		Proven	0.60	—	227.92	2.24	1.26	—	—	—	4.43	13.55	7.60	—	—
Uchucchacua	100.00%	Probable	5.51	—	329.78	1.85	1.09	—	—	—	58.46	102.15	60.23	—	—
		Subtotal	6.12	—	319.72	1.89	1.11	—	—	—	62.89	115.69	67.83	—	—
		Proven	0.18	0.17	600.63	—	1.64	—	—	0.98	3.39	—	2.89	—	—
Julcani	100.00%	Probable	0.12	0.08	612.13	—	1.29	—	—	0.29	2.32	—	1.52	—	—
		Subtotal	0.29	0.13	605.25	—	1.50	—	—	1.27	5.71	—	4.40	—	—
		Proven	0.49	3.39	215.52	1.47	0.98	—	—	53.18	3.38	7.19	4.79	—	—
Tambomayo	100.00%	Probable	0.90	2.81	133.16	1.38	0.92	—	—	81.31	3.86	12.42	8.29	—	—
		Subtotal	1.39	3.01	162.08	1.41	0.94	—	—	134.49	7.23	19.61	13.08	—	—
		Proven	4.79	—	91.55	2.65	1.37	—	—	—	14.09	126.80	65.64	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	Probable	3.42	—	91.92	1.44	0.70	—	—	—	10.10	49.37	24.05	—	—
		Subtotal	8.21	—	91.70	2.15	1.09	—	—	—	24.20	176.16	89.69	—	—
		Proven	2.29	0.01	96.48	—	—	2.35	—	0.79	7.10	—	—	53.76	—
El Brocal Tajo Norte Cu	100.00%	Probable	24.06	0.24	15.56	—	—	1.64	—	184.32	12.03	—	—	394.72	—
		Subtotal	26.35	0.22	22.59	—	—	1.70	—	185.11	19.13	—	—	448.48	—
		Proven	0.03	0.69	31.35	—	—	1.18	—	0.77	0.03	—	—	0.41	—
El Brocal Marcapunta	100.00%	Probable	32.45	0.77	22.26	—	—	1.32	—	802.82	23.23	—	—	427.61	—
		Subtotal	32.48	0.77	22.27	—	—	1.32	—	803.59	23.26	—	—	428.02	—
		Proven	4.39	0.35	3.33	—	—	—	—	49.62	0.47	—	—	—	—
La Zanja	100.00%	Probable	3.98	0.32	3.47	—	—	—	—	41.35	0.44	—	—	—	—
		Subtotal	8.36	0.34	3.40	—	—	—	—	90.96	0.91	—	—	—	—
		Proven	—	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	Probable	65.45	0.30	8.42	—	—	—	—	626.40	17.72	—	—	—	—
		Subtotal	65.45	0.30	8.42	—	—	—	—	626.40	17.72	—	—	—	—
		Proven	0.98	5.09	2.26	—	—	—	—	160.83	0.07	—	—	—	—
San Gabriel	100.00%	Probable	13.95	3.97	6.72	—	—	—	—	1,778.98	3.02	—	—	—	—
		Subtotal	14.93	4.04	6.43	—	—	—	—	1,939.81	3.09	—	—	—	—
		Proven	—	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	Probable	283.20	—	—	—	—	0.51	—	—	—	—	—	1,444.28	—
		Subtotal	283.20	—	—	—	—	0.51	—	—	—	—	—	1,444.28	—
		Proven	722.00	—	1.86	—	—	0.38	0.01	—	43.11	—	—	2,750.25	108.40
Cerro Verde	100.00%	Probable	3,277.00	—	1.88	—	—	0.36	0.01	—	198.20	—	—	11,844.05	462.76
		Subtotal	3,999.00	—	1.88	—	—	0.36	0.01	—	241.31	—	—	14,594.30	571.16
		Proven	735.75							266.17	76.08	147.53	80.92	2,804.42	108.40
Total		Probable	3,710.56							3,671.15	329.67	163.94	94.09	14,110.66	462.76
		Total	4,446.31							3,937.32	405.76	311.47	175.01	16,915.08	571.16

Notes:

*	Numbers may not add due to rounding.
(1)	The qualified person for the Mineral Reserves estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal and Coimolache is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate of Julcani is Geominería S.A.C.
(3)	The qualified person for the Mineral Reserves estimate of La Zanja is Buenaventura’s Planning Department
(4)	The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C
(5)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C
(6)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc
(7)	The total tonnage and content amounts presented in this table considered an ownership basis of 100%.

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300.

	Mine			Grade						Contained Metal
	Ownership	Class	Total	Gold	Silver	Zinc	Lead	Copper	Moly	Gold	Silver	Zinc	Lead	Copper	Moly
	Interest
	(%)		(Mt)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(kOz)	(MOz)	(kt)	(kt)	(kt)	(kt)
		Measured	—	—	—	—	—	—	—	—	—	—	—	—	—
Orcopampa	100.00%	Indicated	0.34	9.97	23.72	—	—	—	—	110.42	0.26	—	—	—	—
		Subtotal	0.34	9.97	23.72	—	—	—	—	110.42	0.26	—	—	—	—
		Inferred	0.37	10.13	15.19	—	—	—	—	121.42	0.18	—	—	—	—
		Measured	0.63	—	253.04	1.67	1.05	—	—	—	5.12	10.52	6.64	—	—
Uchucchacua	100.00%	Indicated	1.80	—	272.11	1.71	1.01	—	—	—	15.77	30.83	18.28	—	—
		Subtotal	2.43	—	267.18	1.70	1.02	—	—	—	20.89	41.35	24.92	—	—
		Inferred	7.18	—	374.89	2.18	1.47	—	—	—	86.50	156.19	105.68	—	—
		Measured	—	—	—	—	—	—	—	—	—	—	—	—	—
Julcani	100.00%	Indicated	0.18	0.00	613.01	—	0.86	—	—	0.01	3.52	—	1.53	—	—
		Subtotal	0.18	0.00	613.01	—	0.86	—	—	0.01	3.52	—	1.53	—	—
		Inferred	0.23	0.08	605.83	—	1.06	—	—	0.59	4.55	—	2.49	—	—
		Measured	0.25	3.88	156.76	1.76	1.10	—	—	31.66	1.28	4.46	2.78	—	—
Tambomayo	100.00%	Indicated	0.30	2.00	136.36	1.46	0.90	—	—	19.51	1.33	4.43	2.73	—	—
		Subtotal	0.56	2.86	145.64	1.60	0.99	—	—	51.17	2.61	8.89	5.51	—	—
		Inferred	0.12	1.73	261.39	1.08	0.79	—	—	6.68	1.01	1.30	0.95	—	—
		Measured	0.67	—	14.53	3.78	1.25	—	—	—	0.31	25.29	8.36	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	Indicated	0.79	—	38.10	3.05	0.91	—	—	—	0.97	24.24	7.19	—	—
		Subtotal	1.46	—	27.32	3.39	1.06	—	—	—	1.28	49.53	15.55	—	—
		Inferred	1.22	—	103.02	1.02	0.33	—	—	—	4.04	12.48	4.03	—	—
		Measured	0.02	0.04	139.41	—	—	2.95	—	0.02	0.08	—	—	0.51	—
El Brocal Tajo Norte Cu	61.43%	Indicated	0.72	0.12	25.84	—	—	1.72	—	2.69	0.60	—	—	12.39	—
		Subtotal	0.74	0.11	28.49	—	—	1.75	—	2.72	0.68	—	—	12.90	—
		Inferred	8.50	0.17	15.26	—	—	1.54	—	45.36	4.17	—	—	131.02	—
		Measured	0.55	1.04	41.46	—	—	2.64	—	18.40	0.73	—	—	14.49	—
El Brocal Marcapunta	61.43%	Indicated	17.63	0.87	24.82	—	—	1.59	—	494.03	14.07	—	—	280.91	—
		Subtotal	18.18	0.88	25.32	—	—	1.62	—	512.43	14.80	—	—	295.40	—
		Inferred	12.09	0.80	22.56	—	—	1.76	—	310.24	8.77	—	—	212.47	—
		Measured	5.06	0.40	11.10	—	—	—	—	64.37	1.81	—	—	—	—
La Zanja	100.00%	Indicated	2.18	0.42	9.05	—	—	—	—	29.32	0.63	—	—	—	—
		Subtotal	7.24	0.40	10.48	—	—	—	—	93.69	2.44	—	—	—	—
		Inferred	1.27	0.32	5.64	—	—	—	—	12.89	0.23	—	—	—	—
		Measured	—	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.10%	Indicated	15.27	0.24	13.66	—	—	—	—	119.82	6.71	—	—	—	—
		Subtotal	15.27	0.24	13.66	—	—	—	—	119.82	6.71	—	—	—	—
		Inferred	5.24	0.27	7.11	—	—	—	—	45.43	1.20	—	—	—	—
		Measured	0.38	1.65	2.78	—	—	—	—	20.19	0.03	—	—	—	—
San Gabriel	100.00%	Indicated	10.51	1.61	7.24	—	—	—	—	543.29	2.45	—	—	—	—
		Subtotal	10.89	1.61	7.09	—	—	—	—	563.47	2.48	—	—	—	—
		Inferred	13.97	2.49	9.53	—	—	—	—	1,120.10	4.28	—	—	—	—
		Measured	24.20	0.04	2.85	—	—	0.31	—	32.60	2.22	—	—	74.43	—
Trapiche	100.00%	Indicated	593.00	0.03	2.37	—	—	0.32	—	529.40	45.11	—	—	1,896.43	—
		Subtotal	617.20	0.03	2.39	—	—	0.32	—	562.00	47.33	—	—	1,970.86	—
		Inferred	36.61	0.04	4.39	—	—	0.32	—	49.00	5.16	—	—	115.67	—
		Measured	6.27	—	1.13	—	—	0.32	0.01	—	0.23	—	—	19.72	0.44
Cerro Verde	19.58%	Indicated	291.15	—	1.86	—	—	0.35	0.01	—	17.42	—	—	1,031.92	36.50
		Subtotal	297.42	—	1.85	—	—	0.35	0.01	—	17.64	—	—	1,051.73	36.95
		Inferred	134.32	—	1.83	—	—	0.35	0.01	—	7.92	—	—	470.27	15.90
		Measured	38.02							167.25	11.80	40.27	17.78	109.15	0.44
		Indicated	933.89							1,848.49	108.84	59.50	29.72	3,221.66	36.50
Total		Subtotal	971.91							2,015.73	120.64	99.78	47.51	3,330.89	36.95
		Inferred	221.13							1,711.71	128.01	169.97	113.14	929.42	15.90

Notes:

*	Numbers may not add due to rounding.
*

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(1)	The above table does not include Julcani and La Zanja which are not material properties under S-K 1300.
(2)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal, Coimolache and San Gabriel is SRK Consulting Perú S.A.
(3)	The qualified person for the Mineral Resources estimate of Julcani is Geominería S.A.C.
(4)	The qualified person for the Mineral Resources estimate of La Zanja is Buenaventura’s Geology Department.
(5)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.

(6)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(7)	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300.

	Mine			Grade						Contained Metal
	Ownership	Class	Total	Gold	Silver	Zinc	Lead	Copper	Moly	Gold	Silver	Zinc	Lead	Copper	Moly
	Interest
	(%)		(Mt)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(kOz)	(MOz)	(kt)	(kt)	(kt)	(kt)
		Measured	—	—	—	—	—	—	—	—	—	—	—	—	—
Orcopampa	100.00%	Indicated	0.34	9.97	23.72	—	—	—	—	110.42	0.26	—	—	—	—
		Subtotal	0.34	9.97	23.72	—	—	—	—	110.42	0.26	—	—	—	—
		Inferred	0.37	10.13	15.19	—	—	—	—	121.42	0.18	—	—	—	—
		Measured	0.63	—	253.04	1.67	1.05	—	—	—	5.12	10.52	6.64	—	—
Uchucchacua	100.00%	Indicated	1.80	—	272.11	1.71	1.01	—	—	—	15.77	30.83	18.28	—	—
		Subtotal	2.43	—	267.18	1.70	1.02	—	—	—	20.89	41.35	24.92	—	—
		Inferred	7.18	—	374.89	2.18	1.47	—	—	—	86.50	156.19	105.68	—	—
		Measured	—	—	—	—	—	—	—	—	—	—	—	—	—
Julcani	100.00%	Indicated	0.18	0.00	613.01	—	0.86	—	—	0.01	3.52	—	1.53	—	—
		Subtotal	0.18	0.00	613.01	—	0.86	—	—	0.01	3.52	—	1.53	—	—
		Inferred	0.23	0.08	605.83	—	1.06	—	—	0.59	4.55	—	2.49	—	—
		Measured	0.25	3.88	156.76	1.76	1.10	—	—	31.66	1.28	4.46	2.78	—	—
Tambomayo	100.00%	Indicated	0.30	2.00	136.36	1.46	0.90	—	—	19.51	1.33	4.43	2.73	—	—
		Subtotal	0.56	2.86	145.64	1.60	0.99	—	—	51.17	2.61	8.89	5.51	—	—
		Inferred	0.12	1.73	261.39	1.08	0.79	—	—	6.68	1.01	1.30	0.95	—	—
		Measured	1.09	—	14.53	3.78	1.25	—	—	—	0.51	41.18	13.61	—	—
El Brocal Tajo Norte Pb—Zn	100.00%	Indicated	1.29	—	38.10	3.05	0.91	—	—	—	1.58	39.46	11.70	—	—
		Subtotal	2.38	—	27.32	3.39	1.06	—	—	—	2.09	80.63	25.31	—	—
		Inferred	1.99	—	103.02	1.02	0.33	—	—	—	6.58	20.32	6.55	—	—
		Measured	0.03	0.04	139.41	—	—	2.95	—	0.03	0.13	—	—	0.82	—
El Brocal Tajo Norte Cu	100.00%	Indicated	1.17	0.12	25.84	—	—	1.72	—	4.39	0.97	—	—	20.18	—
		Subtotal	1.20	0.11	28.49	—	—	1.75	—	4.42	1.10	—	—	21.00	—
		Inferred	13.84	0.17	15.26	—	—	1.54	—	73.84	6.79	—	—	213.28	—
		Measured	0.89	1.04	41.46	—	—	2.64	—	29.95	1.19	—	—	23.59	—
El Brocal Marcapunta	100.00%	Indicated	28.70	0.87	24.82	—	—	1.59	—	804.21	22.90	—	—	457.29	—
		Subtotal	29.60	0.88	25.32	—	—	1.62	—	834.17	24.09	—	—	480.88	—
		Inferred	19.68	0.80	22.56	—	—	1.76	—	505.02	14.27	—	—	345.87	—
		Measured	5.06	0.40	11.10	—	—	—	—	64.37	1.81	—	—	—	—
La Zanja	100.00%	Indicated	2.18	0.42	9.05	—	—	—	—	29.32	0.63	—	—	—	—
		Subtotal	7.24	0.40	10.48	—	—	—	—	93.69	2.44	—	—	—	—
		Inferred	1.27	0.32	5.64	—	—	—	—	12.89	0.23	—	—	—	—
		Measured	—	—	—	—	—	—	—	-	—	—	—	—	—
Coimolache	100.00%	Indicated	38.08	0.24	13.66	—	—	—	—	298.85	16.72	—	—	—	—
		Subtotal	38.08	0.24	13.66	—	—	—	—	298.85	16.72	—	—	—	—
		Inferred	13.08	0.27	7.11	—	—	—	—	113.30	2.99	—	—	—	—
		Measured	0.38	1.65	2.78	—	—	—	—	20.19	0.03	—	—	—	—
San Gabriel	100.00%	Indicated	10.51	1.61	7.24	—	—	—	—	543.29	2.45	—	—	—	—
		Subtotal	10.89	1.61	7.09	—	—	—	—	563.47	2.48	—	—	—	—
		Inferred	13.97	2.49	9.53	—	—	—	—	1,120.10	4.28	—	—	—	—
		Measured	24.20	0.04	2.85	—	—	0.31	—	32.60	2.22	—	—	74.43	—
Trapiche	100.00%	Indicated	593.00	0.03	2.37	—	—	0.32	—	529.40	45.11	—	—	1,896.43	—
		Subtotal	617.20	0.03	2.39	—	—	0.32	—	562.00	47.33	—	—	1,970.86	—
		Inferred	36.61	0.04	4.39	—	—	0.32	—	49.00	5.16	—	—	115.67	—
		Measured	32.00	—	1.13	—	—	0.32	0.01	—	1.15	—	—	100.70	2.27
Cerro Verde	100.00%	Indicated	1,487.00	—	1.86	—	—	0.35	0.01	—	88.95	—	—	5,270.30	186.43
		Subtotal	1,519.00	—	1.85	—	—	0.35	0.01	—	90.10	—	—	5,371.45	188.69
		Inferred	686.00	—	1.83	—	—	0.35	0.01	—	40.43	—	—	2,401.77	81.19
		Measured	64.53							178.81	13.43	56.15	23.03	199.54	2.27
		Indicated	2,164.57							2,339.39	200.21	74.72	34.23	7,644.19	186.43
Total		Subtotal	2,229.10							2,518.20	213.65	130.88	57.27	7,844.19	188.69
		Inferred	794.34							2,002.85	172.98	177.81	115.67	3,076.59	81.19

Notes:

*	Numbers may not add due to rounding.
*

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(1)	The above table does not include Julcani and La Zanja which are not material properties under S-K 1300.
(2)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal, Coimolache and San Gabriel is SRK Consulting Perú S.A.
(3)	The qualified person for the Mineral Resources estimate of Julcani is Geominería S.A.C.
(4)	The qualified person for the Mineral Resources estimate of La Zanja is Buenaventura’s Geology Department.

(5)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(6)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(7)	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.

Internal Control Disclosure

Buenaventura has implemented established quality assurance/quality controls (“QA/QC”). SRK, our independent consultants, review Buenaventura´s QA/QC procedures annually to ensure that those procedures follow best practices and recognized international standards for Mineral Resources and Reserves estimations. The main objective of QA/QC is to monitor and ensure the accuracy (quality) in the sampling both in the preparation phase and in the assay phase, and to verify the probable errors that could arise through the process. Additionally, QA/QC aim to identify any contamination caused by poor or deficient sampling, preparation (crushing and pulverizing) and/or assaying. Before the sample preparation phase, quality control (QC) samples are inserted at pre-determined intervals representing a percentage of the total samples. The control samples inserted in the preparation phase are coarse duplicates, fine duplicates, certified reference materials or standards, coarse blanks, and fine blanks, with the insertion distribution designed by the quality assurance/ quality control Supervisor in accordance with the protocols established for the project. The control samples help to identify some errors in the sampling, preparation and assay phases of the samples, which are been corrected by continuous monitoring and appropriate statistical analysis in order to ensure the quality of the ordinary samples. QA/QC procedures include insertion of blank and duplicate samples and insertion of certified reference materials (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical processes. Every mine and advanced project provides a detailed QA/QC report at least once a year. Internally, regular data verification workflows are carried out to ensure the collection of reliable data. Coordinates, core logging, surveying, and sampling are monitored by exploration and mine geologists, and verified routinely for consistency.

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

	Year Ended December 31,
	2019	2020	2021

	(US$in thousands)
Colquijirca and Marcapunta	28,298	23,955	37,649
Uchucchacua	31,479	10,443	16,109
San Gabriel	10,315	14,852	14,196
Molle Verde	16,179	9,796	8,317
Tambomayo	9,641	3,531	3,935
Orcopampa	1,323	1,064	2,983
Julcani	1,559	1,059	2,362
Río Seco	1,443	4,611	1,744
La Zanja	1,629	825	999
Huanza	223	271	754
Conenhua	—	100	—
Others	538	1,039	1,261
Total (1)	102,627	71,546	90,309

	Year Ended December 31,
	2019	2020	2021

	(US$in thousands)
Fixed assets	716	239	139
Work in progress	44,319	27,322	40,768
Development costs	57,592	43,985	49,402
Total	102,627	71,546	90,309
(1)

Excluding additions of costs for mine closures of US$26.7 million, US$31.6 million and US$0 million and right of use assets of US$3.7 million, US$6.2 million and US$3.0 million during a given period as of December 31, 2019, 2020 and 2021, respectively.

We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$190 to US$210 million for capital expenditures for 2022. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.Business Overview

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

	Year Ended December 31
	(Unaudited) (1)(2)
	2019	2020	2021
Gold (oz.)	191,281	134,000	160,222
Silver (oz.)	20,288,743	11,947,919	14,398,043
Zinc (t)	72,397	65,399	55,312
Lead (t)	49,803	32,175	24,717
Copper (t)	43,578	30,735	37,914
(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.
(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view explorations as our primary means of generating value for our shareholders, and we maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2021, 2020 and 2019, we spent US$11.3 million, US$8.5 million and US$11.9 million, respectively on “exploration in non-operating areas” investments and US$56.4 million, US$28.0 million and US$44.2 million, respectively on “exploration in operating units” investments mainly focused in the Tambomayo, Uchucchacua and Colquijirca mining units.

During 2022, we expect to invest approximately US$70 to US$90 million in these exploration activities.

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

We have active joint venture exploration agreements with other mining companies, including Southern Copper Corporation, Regulus Resources, Alianza Minerals and Minera Bateas. Additionally, we now hold 19.3% of the current outstanding shares of Tinka Resources Limited. Consequently, we have access to promising mining projects through exploration of our own mining properties as well as third-party properties while sharing the exploration and development risks with recognized partners, and increasing our exposure to new exploration technologies, while expanding our knowledge and experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2019, 2020 and 2021.

	Buenaventura’s
	Effective	Property		Total Exploration
Exploration	Participation	Hectares	Observed	Expenditures During

Projects (1)(2)	at March 31, 2022		Mineralization	2019	2020	2021
				(US$in millions)
Emperatriz	100%	999	Copper, Gold and Silver	2.23	4.60	5.74
Marcapunta (3)	61.43%	32,819	Copper, Silver and Gold	2.01	—	1.38
San Gabriel	100%	20,500	Gold, Silver and Copper	0.08	—	1.01
Ccelloccasa	100%	1,985	Gold and Silver	0.03	0.19	0.41
Don Jorge	100%	3,536	Silver, Lead and Zinc	—	0.1	0.13
Yumpaq	100%	7,147	Silver, Lead and Zinc	2.53	—	—
Mayra	100%	26,481	Silver, Gold	—	—	—
Gaby	100%	25,812	Silver, Gold	—	—	—
San Gregorio- (3)	61.43%	32,819	Zinc	—	—	—
Other minor				5.00	3.58	2.60
Total exploration in non-operating areas				11.88	8.47	11.27
(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(2)	Only includes explorations conducted by Buenaventura.
(3)	The exploration projects in Marcapunta and San Gregorio are located in the same property hectares.

The following table lists the mines in which we directed our principal exploration efforts, mineralization of each mine and the exploration expenditures for 2020 and 2021.

		Total Exploration		Total Exploration
Operating Units	Observed Mineralization	Expenditures During 2020		Expenditures During 2021
		Total	Buenaventura	Total	Buenaventura

		(US$in millions)		(US$in millions)	(US$in millions)
Colquijirca	Copper, Zinc, Lead and Silver	5.79	5.79	17.10	17.10
Orcopampa	Silver and Gold	5.20	5.20	11.47	11.47
Uchucchacua	Silver, Lead and Zinc	6.73	6.73	11.09	11.09
Tambomayo	Gold	7.15	7.15	10.07	10.07
Julcani	Silver	3.17	3.17	6.11	6.11
La Zanja	Gold	—	—	0.57	0.57
Total		28.04	28.04	56.41	56.41

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2021.

Exploration Projects in Non-Operating Areas

Yumpaq. The Yumpaq project is located four kilometers northeast of the Uchucchacua mine. This project is an epithermal silver-manganese deposit hosted by Cretaceous limestone. Mineralization is structurally influenced by the Cachipampa fault, which also influences significant areas of silver mineralization at the Uchucchacua mine.

In 2021, we conducted an additional 6,045 meters of infill drilling in the Camila vein and 11,840 meters of exploration drilling in the Tomasa vein system which has allowed us to identify silver mineralization over 600 meters along the strike with average grade of 25 ounces of silver.

For 2022, we expect to execute an additional of 8,000 meters of drilling in the Tomasa vein. We also expect to conduct 12,700 meters of drilling to explore the southwest extension of the Camila vein and 5,000 meters of drilling to test new veins.

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper and gold deposits.

During 2021, the on-site metallurgy lab was completed, and 36 out of 100 column tests were started according to the feasibility plan agreed to with M3. Additionally, the environmental base-line study was completed and submitted to the relevant government authority, followed by one out of two local workshops aiming at starting the EIA by the end of the third quarter of 2022. Finally, the Pre-Feasibility study was updated and aligned with the S-K1300 pursuant to which the following reserves and resources were published:

As of December 31, 2021, Trapiche had mineral reserves of 283,200 thousand metric tons at 0.51% Cu representing 144,432 copper metric tons and mineral resources of 653,800 at 0.32% representing 209,216 copper metric tons.

San Gabriel. The San Gabriel project is wholly owned by Buenaventura. The project is located in the Moquegua region in southern Peru. This deposit is an intermediate sulfidation deposit hosted by the diatreme breccia body at the sediment-intrusive contact.

During 2021, all technical issues regarding construction permits were responded to and the “Consulta Previa” process was concluded with both communities. We received the permit on March 30, 2022. In order to mitigate the delays in the permit process, we performed engineering and procurement activities with Ausenco. Finally, the Feasibility study was updated and aligned with S-K1300 pursuant to which the following reserves and resources were published:

As of December 31, 2021, San Gabriel had mineral reserves of 14,900 thousand metric tons at 4.04 g/t Au. This represents 1.96 million ounces of gold.

Ccelloccasa. Is an epithermal vein deposit located in the Ayacucho region and consists of 13,210 hectares of mining concessions wholly owned by Buenaventura. The “Consulta previa” process was completed in both local communities. For 2022, we expect to execute 2,600 meters of diamond drilling in this vein.

Don Jorge, The Project is located in the Puno department and consists of 7,481 hectares of mining concessions and a series of polymetallic-silver rich veins. In August 2021, Direccion General de Asuntos Ambientales Mineros observed the filing of the environmental instrument. We have currently filed an appeal, and we expect a response in the second quarter of 2022.

Exploration in Operating Areas

Orcopampa. Our explorations were focused on a new vein called “Ramal 4,” which is part of the Pucara vein system. During 2021, infill drilling between the 3690 and 3540 mine level was completed. As December 31, 2021 we estimated our measured and indicated resources at 174,054 tons with an average grade of 12.4 grams of gold per ton.

Additionally, two exploration tunnels were executed at the 3540 level. We completed one in third quarter of 2021, and we expect to complete the other during the second quarter of 2022. We expect that these additional tunnels will allow us to explore five targets related to the Pucara system with diamond drilling.

Finally, we will continue exploring the southwest extension of the Ramal 4 vein. We plan to execute 22,000 meter of diamond drilling in 2022.

Tambomayo. In 2020, we executed 3,946 meter of diamond drilling at the near-mine project “Los Diques”, with encouraging results at the 4,500 level. In order to continue the exploration within the mine, we are currently excavating a 600-meter exploration tunnel at the 4540-mine level, which we expect to be complete during the fourth quarter of 2022.

Additionally, a second exploration tunnel will be executed the second quarter of 2022 to explore the eastern extension of the Mirtha vein in the Venturosa sector.

Finally, during 2022, the Soledad and Diques Norte near-mine project will be explored. We expect to execute 5,500 meters of diamond drilling.

Uchucchacua. In September 2021, Buenaventura announced the temporary suspension of mining and ore processing activities at the Uchucchacua mine, including the underground exploration activities.

For 2022, the short-term exploration program includes the Nora-Geraldine and Karen-Rosalia targets and the mid-long term exploration program includes the exploration of Cahipampa Norte, Nevada and Huantajalla Este. We plan to execute two additional drilling projects at this site: first, a 32,600-meter diamond drilling project and, second, an additional 47,400-meter drilling project.

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

Sales of Metal Concentrates

All of our metal production is sold to smelters and traders, either in concentrate or metal form, such as gold-silver concentrate, silver-lead concentrate, zinc concentrate, lead-gold-copper concentrate, gold-copper concentrate and gold and silver bullion. Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Spot settlement prices for gold, less certain allowances, and the London Spot or the U.S. Commodities Exchange settlement price for silver, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange (“LME”) settlement prices for the specific metal, less certain allowances. Sales of concentrates and metal allow for price adjustments based on their market price at the end of the relevant quotational period (QP), generally being the month of, the month before, or the month following the scheduled month of shipment or delivery according to the terms of the contracts. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the QP, based on the spread between the actual price at the end of the QP and the agreed contractual average prices; this is considered a variable portion of the consideration. Changes in the price during the QP are recognized in the “Sales of goods” caption of the consolidated statements of profit or loss.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2022 are set forth below:

	Gold		Silver
	Average Annual	Our Average Annual	Average Annual	Our Average
	Market Price	Price(1)	Market Price	Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2020	1,769.6	1,842	20.5	22.14
2021	1,798.9	1,775.4	25.14	25.09
2022 (through March 31, 2022)	1,877.2	1,895.8	24.01	24.1
(1)	Our average annual price includes only the consolidated average annual price from our mines.
(2)	Average annual gold prices are based on the London PM fix as provided by Metals Week.

(3)

Average annual silver prices are based on London Spot prices. Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2022 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2020	2021

	(US$ in thousands)
Gold	229,590	262,676
Silver	230,498	316,930
Lead	48,426	51,907
Zinc	120,546	143,580
Copper	181,311	340,522
Manganese sulfate	4,051	4,976
Total	814,422	1,120,591
(1)	Does not include commercial deductions for refinery charges and penalties incurred in 2021 of US$196.2 million and of US$179.7 million in 2020.

Approximately 38.6% and 24.0% of our concentrate, doré bars and refined metal sales in 2020 and 2021 (without considering adjustments to prior periods liquidations, fair value from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales that was sold to our various customers from 2020 to 2021.

	Percent of concentrates, doré bars and
	refined metal Sales
	2020	2021
Export Sales:
Asahi Refining Canada Ltd and Asahi Refining USA Inc.	25.9	15.6
Berzelius Stolberg GMBH	4.0	1.4
Cliveden Trading AG	3.3	0.8
Daye Qiansheng (HK) Investment Trading Limited	2.1	2.5
Axaya AG	1.3	0.3
MCC Non Ferrous Trading LLC	0.9	0.7
Others	1.0	2.7
Total Export Sales	38.6%	24.0%

Domestic Sales:
Andina Trade S.A.C.	3.6	3.2
Glencore Peru S.A.C.	16.0	13.9
Trafigura Peru	23.3	34.6
Sudamericana Trading SRL	0.2	0.0
IXM Trading Peru S.A.C. (formerly Louis Dreyfus Commodities Peru S.R.L)	15.5	17.7
Others	2.8	6.6
Total Domestic Sales	61.4%	76.0%
Total Sales	100%	100%

The following table shows our committed sales volumes of silver-lead, gold-silver and zinc concentrates from 2022 to 2024:

	Wet tons	Wet tons	Wet tons
Concentrate	2022 (2)	2023	2024
Uchucchacua’s Silver-Lead	—	—	79,100
Uchucchacua’s Zinc	—	—	80,000
Uchucchacua’s Silver	—	—	—
Julcani’s Silver-Lead (1)	3,500	—	—
Julcani’s Silver	—	—	—
Tambomayo’s Silver-Lead	16,000	14,000	5,000
Tambomayo’s Zinc	12,000	7,000	—
El Brocal’s Copper	240,000	294,000	70,000

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus refining charges and deductions for refinery charges and penalties.

(1)	Represents committed sales volumes from 2022 to 2024.

We also sell refined gold, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2021, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

We and our wholly owned subsidiaries are completely unhedged as to the prices at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

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

El Brocal’s hedge is classified as a cash flow hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the finance costs caption. Cerro Verde has not engaged in, and is currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

From January to December 2021, El Brocal had outstanding hedging commitments amounting to 23,750 fines tons of copper at an average fixed price of US$ 7,193 per ton.

From January to December 2021, El Brocal had outstanding hedging commitments amounting to 1,000 fines tons of copper at an average fixed price of US$ 3,850 per ton.

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

Pursuant to the General Mining Law, filers of mining claims must obtain a mining concession before they start any mining activity. Depending on the applicable regime, applications for mining concessions must be filed with the regional mining directors of each regional government where the mining concession is located (artisan and small-scale miners); or with Instituto Geológico Minero y Metalúrgico the Geological, Mining and Metallurgical Institute of Peru INGEMMET (general regime).

Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law and applicable regulations. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare, or payment of a penalty when applicable. Failure to achieve annual production targets will result in a penalty. Failure to pay annual concession fees or fines for two consecutive years in any mining concession will result in the cancellation of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty years beginning on January 1, 2009 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

Our processing concessions enjoy the same duration and tenure as our mining concessions, subject to payment of a fee based on nominal capacity of the applicable processing plant. Failure to pay processing fees for two consecutive years will result in the cancellation of the processing concessions.

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

Law No. 28964, which became effective on January 25, 2007, created the Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN) as the government agency in charge of regulating and auditing the electricity, hydrocarbon and mining activities of companies. Law No. 28964 provides that the overview and audit of activities related to the environment, mining safety and health regulations may be performed by companies duly certified and approved by OSINERGMIN. However, pursuant to Supreme Decree No. 001-2010-MINAM, OSINERGMIN transferred its environmental supervisory functions to the Environmental Evaluation and Oversight Agency (OEFA). Beginning July 22, 2010, OEFA assumed the authority to carry out unexpected audits and levy fines on companies if they fail to comply with enforceable environmental regulations and approved environmental assessments. According to Supreme Decree No. 128-2013-PCM, mining companies are required to make monetary contributions to OSINERGMIN and, according to Supreme Decree No. 130-2013-PCM, monetary contributions are also required to be made to OEFA.

Regarding employee health and safety and employer liability in mining activities, Law 28964 has been amended and replaced by Law 29783. Such employee health and safety and employer liability and related matters are now audited by the Ministry of Labor and Employment (MINTRA). Law 29783, as amended by Law 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any other type of liability arising from accidents or diseases suffered by the employee while working and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. By Supreme Decree No. 003-2013—TR, MINTRA transferred its security supervisory, audit and sanctioning functions to the National Superintendence of Labour Inspection (SUNAFIL). Such law amended the relevant provision of the criminal code, which currently establishes that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

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

COVID-19 Pandemic

In response to the COVID-19 pandemic, the Peruvian government issued Supreme Decree N° 044-2020-PCM, as amended, declaring a state of national emergency and halting social mobility. As of March 16, 2020, mining activities were initially permitted, however, only critical operations were allowed, which did not include exploration, exploitation, processing and mining transportation.

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

The “Health Protocol for the implementation of prevention and response measures against COVID-19 in the activities of the Mining Subsector, the Hydrocarbons Subsector and the Electricity Subsector,” approved by Ministerial Resolution N° 128-2020-MINEM/DM, determined the structure of the monitoring plan that shall be prepared and submitted by mining companies and their workers and/or contractors that work or provide services in all activities of the mining subsector.

On June 4, 2020, Supreme Decree N° 101-2020-PCM, allowed companies to conduct exploration and exploitation activities, including processing, transportation, storage and mines closure regarding large, middle and small mining.

To address environmental matters during the COVID-19 pandemic, the government issued Urgency Decree N° 026-2020 and Urgency Decree N° 029-2020, suspending deadlines for administrative and judicial procedures with government entities. This decree was extended through June 10, 2020. Legislative Decree N° 1500, issued on May 11, 2020, outlined companies’ compliance with environmental obligations during the pandemic. It allowed companies including those in the mining sector to suspend environmental obligations. Such disposition of obligations was later included in R.C.D. 008-2020-OEFA/CD, issued by OEFA, the environmental enforcement agency that regulates environmental obligations and supervises compliance during the pandemic.

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

Environmental Matters

In 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the Ministry of Environment (MINAM) issued national environmental regulations, which have gradually replaced prior guidelines governing governmental agencies environmental competencies. OEFA, as the environmental enforcement agency, has the authority to inspect mining operations and fine companies that fail to comply with prescribed environmental regulations and their approved environmental assessments.

In May 1993, the regulation for environmental protection under mining and metallurgical activities (reglamento para la proteccion ambiental en la actividad minero - metalúrgica), was published and approved by Supreme Decree No. 016-93-EM. This regulation required every mining unit that began operations before May 1993 to file a Preliminary Environmental Assessment (“EVAP”) followed by a Program for Environmental Adequacy and Management (“PAMA”). Additionally, an EIA had to be submitted for any new operations. In 2014, this regulation was repealed by Supreme Decree No. 040-2014-EM  (reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero), approved on November 12, 2014, which regulates mining production, processing, labor, transportation and storage and sets forth a new set of requirements for these activities. Going forward, social and technical teams from MEM will gather the baseline information to regulate these activities. Early involvement by the regulatory authority in environmental assessments processes is expected to shorten approval times. On March 2, 2020 this regulation was modified by Supreme Decree N° 005-2020-EM (Modificación del Reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero), amending articles 76, 102 and 132. Pursuant to these modifications the ITS would permit the reserve confirmations through underground works, communicate ITS approval to the social influence area and direct the storage of concentrate minerals in warehouses out of mining concessions. This modification also created Article 133A which introduces the possibility of excuting certain changes and improvements without modifying the EIA, though only with a Prior Communication (Comunicación Previa). During September 2021, MINAM published and approved by Supreme Decree N° 027-2021, directing that the Servicio Nacional de Meteorología e Hidrología (the “SENAMHI”), have the exclusive authority and jurisdiction to evaluate and review all air pollution models required from mining sector participants during the review of environmental impact assessments.

In 1996, MEM also issued regulations that establish maximum permissible levels (“LMPs”) of (i) liquid effluents emissions and (ii) elements and compounds present in gaseous emissions resulting from mining activities. Mines and processing plants that were in operation before May 1993 were required to comply with LMPs within 10 years and in the meantime, operators were required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMPs. The first General Water Law was enacted in 1969. In 2008 and 2010, MINAM enacted new water quality standards and new LMPs for liquid effluents, and, in 2009, all Peruvian mining companies were required to submit updated environmental management plans that complied with water quality standards and new LMPs for liquid effluents to MEM. By the end of 2015, Supreme Decree No. 015-2015 - MINAM (the “2015 Decree”) was enacted, modifying water quality standards for designated beneficial uses which apply to mining companies and establishing supplementary provisions related to compliance. In 2017, Environmental Quality Standards (Estándares de Calidad Ambiental) (ECAs) for water were modified by Supreme Decree No. 004-2017-MINAM. Permissible maximum limits approved in 2010 are still valid.

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

Regulations governing mining explorations. In May 2008, the Peruvian government enacted Supreme Decree 020-2008-EM, which governs mining exploration activities and related matters. At the end of 2017, this Supreme Decree was modified by a new regulation for exploration activities. Under Supreme Decree 042-2017-EM, exploration activities fall into two categories: Category I and Category II. Category I exploration activities are those involving no more than 40 drilling platforms or affecting a surrounding area measuring less than 10 hectares in size, while Category II exploration activities are those involving between 40 and 700 drilling platforms and affecting an area measuring greater than 10 hectares. For Category I exploration activities, an Environmental Impact Statement (Declaración de Impacto Ambiental) (DIA) is required. For Category II exploration activities, a semi-detailed EIA (EIAsd) that incorporates technical, environmental and social matters is required. In addition, the new regulation approved by Supreme Decree No. 042-2017-EM requires an Environmental Technical Report (Ficha Técnica Ambiental) (FTA), which is a complementary environmental assessment for exploration activities that do not have significant negative impacts. Exploration activities must start within twelve months following the date that the DIA or EIAsd is approved. The DIA, the EIAsd and the FTA, as applicable, must be approved before exploration activities begin. Any commitments assumed by mining companies in a DIA, EIAsd or FTA are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that the holder of mining concessions will perform specified closure and post closure activities during exploration programs. In addition, fines can be imposed if exploration programs begin before the DIA, the EIAsd and the FTA are approved, and the approval of environmental assessments for exploration activities performed within protected natural areas requires the approval of the competent authority. Exploration in Prehispanic Archeological Sites (referred to in Supreme Decree No 004-2000-ED) is forbidden unless expressly authorized by the Ministry of Culture.

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

The following DIAs and sdDIAs were approved in 2021:

Buenaventura

Mine/Project	Type of Study	Approving Resolution	Date of Approval
San Gabriel	4thITS – 3rdMEIAsd	R.D. N°235-20201/MINEMDGAAM	December 10, 2021
La Zanja	3rdITS – 9thMEIAsd	R.D.N °074-2021‐MEM/DGAAM	July 7, 2021

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

On December 28, 2015, the Servicio Nacional de Certificación Ambiental (SENACE), which operates under the auspices of MINAM, took responsibility for the assessment and approval of detailed EIA (EIAd) submitted by private, public, or mixed-capital organizations. This development is consistent with the expansion of MINAM’s technical and regulatory capacities. In 2020, EIAs for Yumpaq and Trapiche were prepared under SENACE supervision.

Moreover, the Environmental Baseline Elaboration Guidelines (Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental– SEIA) and the Identification and Characterization of Environmental Impacts Guidelines (Guía para la Identificación y Caracterización de Impactos) were approved by Ministerial Resolution No. 036-2018-MINAM in 2018. The purpose of the aforementioned guidelines is to provide information, directives and references to professionals involved in the review of baselines, as well as to provide general guidelines to the project owner or consulting firm for the process of identifying and evaluating the impacts on the environment (including physical, biological and social impacts), the results of which allow decisions to be made on the environmental viability of the project.

Finally, in 2021, Supreme Decree No. 026-2021-EM modified the Supreme Decree No. 040-2014-EM, giving companies the option to carry out actions not incorporated in their Environmental Impact Statements, when the purpose that action was to control the effects of environmental emergencies. Companies must communicate the execution of these actions to the OEFA within 10 days of execution.

In 2021 the following IGAs related to EIAd were approved:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Orcopampa	EIAUpdate	RD N° 082-2021/MINEM-DGAAM	May 17, 2021
Orcopampa	5thITS-EIA	R.D. N° 0138-2021-SENACE-PE/DEAR	October 15, 2021
Tambomayo	6thITS-EIA	R.D. N° 060-2021-SENACE-PE/DEAR	April 13, 2021
Tambomayo	PAD	RD N° 136-2021/MINEM-DGAAM	July 23, 2021
Coimolache	7thITS-EIA	R.D. N° 00078‐2021-SENACEPE/DEAR	May 21, 2021
La Zanja	EIAUpdate	R.D. N° 0002-2021-SENACE/DEAR	February 5, 2021
Colquijirca	PAD	R.D. N° 006-2021/MINEM-DGAAM	June 11, 2021
Colquijirca	6thITS-EIA	R.D. N° 00126-2021-SENACEPE/DEAR	September 27, 2021
Ucchuchacua	PAD	R.D. N° 003-2021/MINEM DGAAM	January 15, 2021
Uchucchacua	3rdITS-EIA	R.D N° 0032-2021-SENACE-PE/DEAR	February 22, 2021

Finally, the Environmental Baseline Elaboration Guidelines (Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental– SEIA) and the Identification and Characterization of Environmental Impacts Guidelines (Guía para la Identificación y Caracterización de Impactos) were approved by Ministerial Resolution No. 036-2018-MINAM in 2018.

Regulations governing mine closures. In 2003, Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), established the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or “Closure Plans,” and the granting of financial environmental guarantees to secure compliance with Closure Plans. We are required to submit a Closure Plan for new projects to MEM within one year following approval of an EIA or PAMA; and inform MEM semi-annually of any progress on the conditions established in the Closure Plan. We are also required to perform the Closure Plan consistent with the schedule approved by MEM during the life of the project and to set up a financial environmental guarantee that covers the estimated amount of the Closure Plan. In addition, Supreme Decree No. 020-2008-EM requires mining companies that perform exploration activities to conduct certain closing activities in accordance with the approved environmental assessment, subject to deferral under certain circumstances, and contemplates a Closure Plan to be submitted by the mining company following the terms and conditions of Supreme Decree Nº 033-2005-EM. Supreme Decree Nº 036-2016-EM modified articles 12 and 17 and included articles 46-A y 66-A of the Supreme Decree Nº 033-2005-EM.

In August 2021, the MEM enacted Law No. 31347 regulating the closure of mines. This law makes important changes in the obligations of mine owners regarding the financial guarantees required in their Mine Closure Plans. The law requires that Mine Closure Plans guarantee the progressive closure for the main facilities (Componentes Principales) and also requires that Mine Closure Plan guarantees must cover the costs of environmental rehabilitation ordered by OEFA. Finally, the law also regulates the actions and obligations of the authorities in case of abandonment of mining facilities.

In 2017, our Closure Plans were approved by MEM for all of our mines and advanced explorations activities.

The following mine closure plan modifications were approved in 2021:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Orcopampa	PCMUpdate	R.D.N°221-2021-MINEM/DGAAM	November 17, 2021
Uchucchacua	PCMUpdate	R.D.N° 206-2021-MEM/DGAAM	October 22, 2021
Pozo Rico	PCMUpdate	R.D. N°145-2021 MINEM-DGAAM	July 23, 2021
Coimolache	PCMUpdate	R.D. N° 057-2021-MEM/AAM	April 7, 2021
La Zanja	PCMModification	R.D. N° 071-2019-MEM/DGAAM	December 15, 2021

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for mining concessions holders. Under this provision, mining concessions holders that performed mining activities, including mining exploration, production and processing activities or related activities, without having an environmental certification are required to prepare and perform an environmental remediation plan to address the environmental impact in the areas in which such activities have been conducted. Environmental remediation plans can only be filed once mining activities have ceased and contain a detailed description of all mining facilities and activities performed without the corresponding environmental certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, and a bond in favor of MEM for the cost of the execution of the measures contained in the environmental remediation plan. Once the environmental remediation plan is completed, mining concessions holders are required to inform the auditing entity so it can verify that the actions were carried out as approved. The auditing entity is required to send the respective report to the relevant authority so that the bond may be returned.

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

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. These regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized, and provide for a consultation process that lasts no more than 120 calendar days. In 2019, Ministerial Resolution No. 304-2019-MINEM/DM was issued, establishing the administrative procedures from the Mining Sector that require prior consultation-in case those procedures affect indigenous communities - which are: (i) processing concession; (ii) authorization to initiate or re-initiate exploration, development or exploitation activities; (iii) mineral transport; and (iv) mining labor.

At the start of the COVID-19 pandemic in 2020, the Peruvian Central Government did not make adequate accommodations and legal modifications for the use of digital tools which, consequently, interrupted the prior consultation process. However, the Peruvian Central Government made efforts to include additional mechanisms for some procedures with established COVID-19 protocols. Additionally, the process has been delayed by local indigenous communities’ involvement of political leaders to communicate the desire for and expectation of increased benefits for their respective communities. However, despite the adverse conditions, prior consultation processes in San Gabriel, Yumpag and Ccelloccasa were fulfilled and accomplished by the Peruvian Central Government in their expected stages.

Mine/Project	Type of Study	Administrative Measure
Yumpag Phase 03	2nd EIA Modification	Start of activities
San Gabriel	EIA – Detailed	Mining plan and operational permits
Ccelloccassa	EIA – First Stage	Start of activities

Permits

We believe that our mines and facilities have all necessary material permits to operate. All future exploration projects will require a variety of permits. Although we believe the permits for these projects can be obtained in a timely fashion, permitting procedures are complex, time-consuming, and subject to potential regulatory delay. We cannot predict whether we will be able to renew our existing permits or whether material changes in existing permitting conditions will be imposed. Non-renewal of existing permits or the imposition of additional permitting conditions could have a material adverse effect on our financial condition or results of operations. Moreover, the COVID-19 pandemic slowed down the permitting process all through the mine lifecycle, and further delays are to be expected.

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

Safety

During 2021, neither Buenaventura nor any of its subsidiaries have reported any fatal accidents in our mining units and projects. In addition, as of December 2021, we have gone 29 months without a fatal accident in mining activities. However, three fatal accidents were reported in non-mining activities at the Conenhua, Canal Huaruro and Almacén Campoy locations, respectively.

Starting in 2017, we expanded classifications parameters to account for lost time due to injuries and external non-mining projects (public roads, health and education facilities construction) all of which were reported to the Bureau of Labor.

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

The table below shows Accident Rates based on the number of fatal and lost time accidents (Frequency) and days lost (Severity). The table shows an increasing trend for Accident Rates between 2020 (0.16) and 2021 (2.52).

Our main activities included the following:

●	Outreach to labor unions through awareness aessions called“Internalizing commitments to life thinking about the family that awaits us at home.”
●	Strengthening Buenaventura’s personnel and contractors through the activities of the personal commitment program named “Pacto por la Vida”: http:www.pactoporlavida.com
●	Implementation of the “Critical Risk Management” initiative, focused on the prevention of permanent disabling and fatal accidents through Engineering-type controls.
●	Involvement of the supervision levels, workers and unions through the Participatory Safety approach.
●	Improved efficiency of corrective actions through the prioritization of engineering-type operating controls and the application of the ICAM methodology for accident investigation.

We keep on working towards the achievement of a Safe Production Culture that involves the entire personnel of Buenaventura.

C.Organizational Structure

As of March 31, 2022, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

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

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, our wholly owned subsidiary, is a mining and facilities holding company. In addition, Condesa holds an equity interest in S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) and, as a result, receives a portion of the royalty revenues paid by Yanacocha to Chaupiloma in an amount equal to its ownership interest. Condesa also holds a 7.70% interest in Buenaventura.

Sociedad Minera Cerro Verde S.A.A.

Buenaventura holds a 19.58% interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976 and was previously owned by the Peruvian government before its privatization in 1993. Freeport-McMoRan Inc., which is the operator, holds a majority interest in Cerro Verde.

S.M.R.L. Chaupiloma Dos de Cajamarca

Chaupiloma is a Peruvian limited liability company that receives a royalty that is calculated as a percentage of the total revenues of Yanacocha. We own, directly and indirectly, through our interest in Condesa, a 100% interest in Chaupiloma.

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

Contacto Corredores de Seguros S.A.

Contacto is an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates.

Minera Julcani S.A. de C.V.

Minera Julcani S.A. de C.V. is one of our wholly owned subsidiaries and was created for the purpose of conducting mining activities in Mexico. Minera Julcani S.A. de C.V. has had no exploration activities since 2014, when the exploration agreement with Surutato Mining, S.A. de C.V., to conduct exploration activities within its property located in Sinaloa, Mexico, was terminated.

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

Minera La Zanja S.R.L.

La Zanja is located 35 kilometers northwest of the city of Cajamarca. La Zanja, which as of December 31, 2021, was 53.06% owned by us, began operations in September 2010 as an open-pit mine producing gold and silver.

Compañía Minera Coimolache S.A.

Coimolache is a mining company that owns the Coimolache mine which is located in the province and district of Hualgayoc in the Cajamarca region. We hold a 40.10% interest and operate this mine, which commenced operations in mid-2011 as an open-pit mine producing gold and silver.

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

Procesadora Industrial Rio Seco S.A.

Procesadora Industrial Rio Seco S.A. is our wholly owned subsidiary that owns and operates a monohydrate manganese sulphate crystallization plant situated in Huaral, Lima. This processing plant allows mining from areas with high silver and manganese content within the Uchucchacua mine, improving silver recovery. The Rio Seco Plant produces high purity manganese sulphate that is used in agriculture and the mining industry.

El Molle Verde S.A.C.

El Molle Verde S.A.C. is our wholly owned subsidiary that develops the Trapiche project, located in the Apurimac region. See “—B. Business Overview—Exploration Projects in Non-Operating Areas” above for further information about this project.

Tinka Resources Limited

Buenaventura holds 19.3% of Tinka Resources Limited, an exploration and development company that owns 100% of the Ayawilca Project, located at Daniel Alcides Carrión, Pasco.

ITEM 4A.Unresolved Staff Comments

None.

ITEM 5.Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Yanacocha, in which, as of December 31, 2019, 2020 and 2021 we had a 43.65% equity participation for all years. On February 8, 2022, the Company sold the entirety of its stake in Yanacocha to Newmont. As such, Yanacocha has been classified on our financial statements as an asset held for sale as outlined in Note 1(e) to our Consolidated Financial Statements.

We record our investments in Yanacocha and Cerro Verde in accordance with the equity method as further described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements.

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 and the related Notes thereto included elsewhere in this Annual Report, and  Item 5 to our annual report for the year ended December 31, 2020 (the “2020 20-F”). The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

A.Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our Consolidated Financial Statements comprise all of our accounts and those of our subsidiaries, which include:

●	the Julcani, Tambomayo, Uchucchacua and Orcopampa mining units;
●	the Colquijirca and La Zanja mines, which are owned by our non-wholly owned consolidated subsidiaries;
●	Condesa, which is mainly a holding company for internal investments in affiliated mining companies;
●	Conenhua, which is mainly engaged in the transmission of electric power to mining companies;
●	other minor subsidiaries; and
●	discontinued operations.

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

Yanacocha. Historically, a substantial part of our net profit (loss) before income tax was derived from our equity interest in Yanacocha. The Company’s equity participation, as of December 31, 2019, 2020 and 2021 in Yanacocha was 43.65%. During December 2021, the Company’s management decided to dispose of its investment in Yanacocha. On February 8, 2022, the Company sold the entirety of its stake in Yanacocha to Newmont for consideration of US$300,000,000, as well as contingent payments linked to (i) the production of the Sulphides Project that Newmont plans to develop at Yanacocha and (ii) potential future increases in mineral prices. Collectively, such contingent payments can potentially amount to an additional US$100,000,000. As such, Yanacocha has been classified on our financial statements as an asset held for sale as outlined in Note 1(e) to our Consolidated Financial Statements.

Cerro Verde. As of December 31, 2021, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over the company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

Results of operations. The primary factors affecting our results of operations are:

●	the amount of gold, silver, zinc and copper produced and sold;
●	prevailing world market prices for gold, silver, zinc and copper;
●	commercial terms with respect to the sale of ore concentrates; and
●	our operating expenses.

Gold and silver price hedging. Our revenues and earnings are strongly influenced by world market prices for gold, silver, zinc and copper that fluctuate widely and over which we have no control. Depending upon the metal markets and other conditions, we may from time to time hedge our gold and silver sales to decrease our exposure to fluctuations in the prices of these metals. We and our wholly owned subsidiaries are currently completely unhedged as to the price at which our gold and silver will be sold. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold and silver.

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

Discontinued operations. During 2020, we sold our Mallay mining unit previously classified as discontinued during 2019. During December 2021, Buenaventura management reclassified its negative investment held in Minera Yanacocha S.R.L for US$264,838,000 as available for sale and recognized it as a discontinued operation in the consolidated income statement for the years 2019, 2020 and 2021. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements. On February 7, 2022, Buenaventura entered into definitive agreements to sell the entirety of its interest in Yanacocha for cash consideration of $300,000,000 to Newmont, as well as contingent cash payment linked to (i) production of the Sulphides Project that Newmont plans to develop at Yanacocha and (ii) potential future increases in mineral prices. Collectively, such contingent payments can potentially amount to an additional $100,000,000. As a result of this transaction, Yanacocha has been classified as an asset held for sale. As of December 31, 2021 the mining units with discontinued operations were Yanacocha, Mallay, Poracota and Shila-Paula.

SUNAT litigation. Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss, which was offset in 2009 and 2010.

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

SUNAT’s position is that Buenaventura should disregard the additional expenses incurred in connection with the shift to variable price arrangement for purposes of calculating its income tax for fiscal years 2007 and 2008. According to SUNAT, said payments correspond to an early settlement of financial derivative contracts in situations where the Company did not establish the purpose or risks covered by such instruments. Additionally, SUNAT does not recognize the tax losses that the Company offset during fiscal years 2009 and 2010, related to the losses incurred during fiscal years 2007 and 2008.

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to S/373.3 million soles (approximately US$103.7 million) which, according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$585.4 million) including penalties and accrued interest as of the date of commencement of the collection proceedings.

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts. Following the commencement of such collection proceedings by SUNAT, the Company filed a request for deferral and payment plan of the amounts claimed by SUNAT in order to make such tax payments over a 67-month term, in addition to making interest payments in connection with such payments. The requested payment plan consisted of an initial payment in an amount equal to 14% of the amount claimed by SUNAT and 66 equal installments for the remaining amounts. In order to finalize the deferral and payment agreement with SUNAT, the Company was required to deliver Letters of Credit (as described below under “—Issuance of letters of credit and default under our Syndicated Term Loan”) in an amount equal to the aggregate claimed amount in accordance with applicable law. To satisfy this requirement, on December 30, 2020, the Company entered into the Syndicated L/C Agreement with a group of financial entities, as described below and following delivery of the Letters of Credit, SUNAT approved the Company’s payment plan.

On July 30, 2021, the Company paid the full amount of the tax debt related to the 2007, 2008, 2009 and 2010 tax processes that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For the fiscal years 2007 and 2008, the total amount paid of S/1,584,227,000 (equivalent to US$398,548,000), which includes the updating of interest as of July 30, 2021 for S/78,279,000 (equivalent to US$19,693,000). For the fiscal year 2009, the total amount paid was S/193,398,000 (equivalent to US$48,654,000) which includes an update to reflect interest owed as of July 30, 2021 of S/8,477,000 (equivalent to US$2,133,000). For the fiscal year 2010, which was subject to deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$89,733,000) which includes the updating of interest as of July 30, 2021 of S/16,762,000 (equivalent to US$4,217,000).

As of December 31, 2021, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax liability have been rendered null and the letters of credit that were delivered as collateral for said debt have been returned to the issuing banks.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our Consolidated Financial Statements. Management has identified the following key accounting estimates:

●	determination of mineral reserves and resources;
●	unit-of-production depreciation;
●	closure of mining units provision;

●	inventories;
●	impairment of non-financial assets;
●	deferred income tax and recoverability; and
●	fair value of contingent consideration.

The Company’s key judgments associated with its accounting policies include:

●	contingencies and uncertain tax treatment;
●	development start date;
●	production start date;
●	useful life of property, plant and equipment; and
●	revenue from contracts with customers.

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

All estimated reserves and resources represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed. Changes could occur on reserve and resources estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves and resources primarily would impact the depreciation of development costs, property, plant and equipment related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

Unit-of-production depreciation

Reserves and resources are used in determining the depreciation and amortization of mine-specific assets. This results in a depreciation or amortization charge proportional to the depletion of the anticipated remaining life of mine (LOM) production. Each mine’s life is assessed annually to evaluate: (i) physical life limitations and (ii) present assessments of economically recoverable reserves of the mine property. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes are recorded prospectively.

This results in a depreciation or amortization charge that is proportional to the depletion of the anticipated remaining life-of-mine production. The life of each item, which is assessed at least annually, is determined based on both its physical life limitations and present assessments of economically recoverable reserves of the mine property where the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in estimates are accounted for prospectively.

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

Any difference in the settlement of the liability is recorded in the results of the period in which such settlement occurs. The changes in the fair value of an obligation or the useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of each of the obligation and related asset.

Following our accounting treatment, as of December 31, 2021, we have recorded an accrual for mine closure costs of US$272.0 million to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statements.

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

For minerals inside leach platform inventories, reasonable estimation methods are employed because it is generally impracticable to determine the mineral contained in leach platforms by physical count. The quantity of material delivered to leach platforms is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated ore grades of material delivered to leach platforms.

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

At each reporting date, we update our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units. As a result, we recorded impairment losses and reversals of impairment during 2019, 2020 and 2021.

In 2019, we recorded an impairment for US$2.1 million as a result of the analysis of the recoverable amount of our Julcani mining unit. The main factors considered in the impairment analysis were reserves and life of the mine.

In 2020, we recorded a reversal in our impairment provision related to our Julcani mining unit of US$2.1 million. This provision was previously recorded in 2019.

In 2021, we recorded an impairment in our Río Seco unit for US$19.9 million. In addition, we recognized a reversal of impairment provision of US$5.0 million for our La Zanja mining unit.

These impairment charges have not had an impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2019, 2020 and 2021 impairment evaluations were based on price assumptions reflecting prevailing metals prices for the following years.

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

Our unrecognized deferred income tax asset related to the investment in associates was US$64.8 million as of December 31, 2021 (US$64.2 million as of December 31, 2020).

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

Contingencies and uncertain tax treatment

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

Contingent assets are not recognized in the Consolidated Financial Statements; however, they may be disclosed in notes to the Consolidated Financial Statements if it is probable that such contingent assets will be realized. See Note 31(c) and (d) to the Consolidated Financial Statements.

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

Useful life of property, plant and equipment

Straight-line method

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Property, Plant and Equipment	Estimated Years of Useful Life
Buildings, constructions and other	2 to 11
Machinery and equipment	5 to 10
Transportation units	5
Furniture and fixtures	5 to 10
Computer equipment	3 to 4

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

See Note 2.4(q) to the Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2021 and 2020

Sales of goods. Sales of goods increased by 35%, mainly due to the net effect of an increase in both volume (mainly explained by the production reduction related to the State of National Emergency due to the COVID-19 pandemic during 2020) and variations in the average realized prices, as set forth in the chart below:

	Year ended December 31,
Sales of goods	2020	2021	Variation	Variation

	(US$ in thousands)
Copper (a)	181,311	340,522	159,211	88%
Silver (b)	230,498	316,930	86,432	37%
Gold (c)	229,590	262,676	33,086	14%
Zinc (d)	120,546	143,580	23,034	19%
Lead	48,426	51,907	3,481	7%
Manganese sulfate	4,051	4,976	925	23%
	814,422	1,120,591	306,169	38%
Commercial deductions (e)	(179,748)	(196,201)	(16,453)	9%
Hedge operations (f)	(6,464)	(51,952)	(45,488)	704%
Fair value of accounts receivable	5,154	(3,831)	(8,985)	N.A.
Adjustments to prior period liquidations	4,255	(5,137)	(9,382)	N.A.
Total sales of goods	637,619	863,470	225,851	35%
(a)	Copper sales. The increase in copper sales is mainly due to increases of 24% in the volume of copper sales of the Colquijirca mining unit, and a 51% increase in the average realized price.
(b)	Silver sales. The increase in silver sales is mainly due to the net effect of: (i) increases of 86% and 57% in the volume of silver sales in the Colquijirca and Julcani mining units, respectively, partially offset by a decrease of 24% in the Uchucchacua mining unit, and (ii) an increase in the average realized silver price of 13%.
(c)	Gold Sales. The increase in gold sales is mainly due to increases of 20% and 63% in the volume of gold sales in the Orcopampa and Colquijirca mining units, respectively, partially offset by a decrease in the average realized price of 4%.
(d)	Zinc sales. The increase in zinc sales is mainly due to the net effect of a 42% increase in the average realized price and a 34% decrease in the volume of zinc sold in the Colquijirca mining unit.
(e)	Commercial deductions. The increase in 9% in the commercial deduction is mainly explained by the increase in sales. Sales of goods figures are obtained by deducting the commercial deductions which corresponds to adjustments in price for treatment and refining charges. These charges can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price and that are incurred after the time of sale of the applicable concentrate.
(f)	Hedge operations. Sales of goods figures are obtained by considering the effect of the hedge operations related to sales.

The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2020 and 2021, as well as the variation in such average realized prices and volumes recorded for these years:

Average Realized Price	Year ended December 31,
	2020	2021	Variation
Gold (US$/oz.)	1,841.96	1,775.37	(4)%
Silver (US$/oz.)	22.14	25.09	13%
Lead (US$/t)	1,708.25	2,290.74	34%
Zinc (US$/t)	2,233.55	3,182.05	42%
Copper (US$/t)	6,259.49	9,455.09	51%

Volume Sold	Year ended December 31,
	2020	2021	Variation
Gold (oz.)	124,644	147,956	19%
Silver (oz.)	10,410,476	12,631,890	21%
Lead (t)	28,348	22,659	(20)%
Zinc (t)	53,971	45,122	(16)%
Copper (t)	28,966	36,015	24%

Sales of services. Sales of services during 2021 were in line with 2020 as set forth in the chart below:

Sales by services	Year ended December 31,
	2020	2021	Variation	Variation

	(US$in thousands)
Insurance brokerage	14,753	15,651	898	6%
Energy generation and transmission	5,532	5,401	(131)	(2)%
Total sales of services	20,285	21,052	767	4%

Royalty income. In 2021, royalty income received by our subsidiary Chaupiloma amounted to US$15.9 million, representing a decrease of 15% from the US$18.6 million in royalty income received in 2020. This decrease was mainly explained by a decrease in the sales of Yanacocha.

Total operating costs. Total operating costs in 2021 increased by 25% compared to 2020 as indicated in the following table:

Operating Costs	Year ended December 31,
	2020	2021	Variation	Variation

	(US$ in thousands)
Cost of sales of goods, excluding depreciation and amortization (a)	(393,888)	(529,731)	(135,843)	34%
Unabsorbed cost due to production stoppage (b)	(27,758)	(25,509)	2,249	(8)%
Cost of sales of services, excluding depreciation and amortization	(1,554)	(1,269)	285	(18)%
Depreciation and amortization	(189,620)	(187,211)	2,409	(1)%
Exploration in operating units (c)	(28,044)	(56,412)	(28,368)	101%
Mining royalties	(11,749)	(12,974)	(1,225)	10%
Total operating costs	(652,613)	(813,106)	(160,493)	25%
(a)	Cost of sales of goods, excluding depreciation and amortization. The increase in cost of sales of goods was mainly due to increase in our Colquijirca, Orcopampa and Tambomayo mining units in US$77.8 million, US$19.0 million, and US$18.4 million, respectively.

	2020	2021	Variation	Variation

	(US$in thousands)

Colquijirca	170,148	248,021	77,873	46%
Uchucchacua	100,097	95,359	(4,738)	(5)%
Tambomayo	64,107	82,531	18,424	29%
Orcopampa	37,139	56,183	19,044	51%
La Zanja	31,978	46,531	14,553	46%
Julcani	16,679	31,319	14,640	88%

The increase in cost of sales across Buenaventura’s mining unit during 2021 is explained by the production reduction in 2020 related to the State of National Emergency due to the COVID-19 pandemic, which paralyzed operations from March 16, 2020 until the second quarter of 2020.

(b)	Unabsorbed cost due to production stoppage. The allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities under IAS 2, Inventories and unabsorbed overheads are recognized as an expense in the period in which they are incurred. Cost of sales related to the unabsorbed costs are presented separately from the rest of cost of sales.

During the year 2021, the unabsorbed production costs of the mining units corresponded to the stoppage of production of the Uchucchacua mining unit incurred as of October 2021. The production stoppage was due to operational problems in the unit that were aggravated by the COVID-19 pandemic. During 2020, the unabsorbed production costs of the mining units corresponded to the stoppage of the Group’s production as a result of the State of National Emergency related to the COVID-19 pandemic. Due to these factors, Buenaventura’s mining units have operated below planned volume.

(c)	Exploration in operating units. The increase in exploration in operating units was mainly due to increases in our Colquijirca, Orcopampa, and Uchucchacua mining units in US$11.3 million, US$6.3 million, and US$4.4 million, respectively. The increase in exploration activities during 2021 compared to 2020 is explained by a lower exploration activity during 2020 as a result of the effects of COVID-19 pandemic.

Total operating expenses. Operating expenses in 2021 increased compared with those of 2020 due to changes in the following components:

Operating Expenses, net	Year ended December 31,
	2020	2021	Variation	Variation

	(US$ in thousands)
Administrative expenses	(67,185)	(67,585)	(400)	1%
Selling expenses	(18,533)	(20,827)	(2,294)	12%
Exploration in non-operating areas	(8,475)	(11,270)	(2,795)	33%
Write –off of stripping activity asset (a)	(11,633)	(6,763)	4,870	(42)%
Impairment loss (reversal) of long-lived assets (b)	2,083	(14,910)	N.A.	N.A.
Reversal for contingences	(4,150)	(2,687)	1,463	(35)%
Other, net (c)	2,690	(29,260)	N.A.	N.A.
Total operating expenses, net	(105,203)	(153,302)	(48,099)	46%
(a)	Write-off of stripping activity asset. During 2021, as a result of the reserves review, the subsidiary El Brocal wrote off the phase 6 for a total of 1,181,280 DMT at a value of US$6,763,000. The write-off corresponds to a new estimation of reserves of the superficial operation as a result of the topographical information. During 2020, as a result of the review of the mineral reserve balances, El Brocal wrote off the phase 9 for a total of 1,102,117 DMT at a value of US$11,633,000. The write-off corresponds to a loss of reserves due to variation in technical and economic parameters such as: decrease in estimated prices; increased cut-off; percentage decrease in payable items; and new block model.
(b)	Impairment reversal / loss of long-lived assets. During 2021, the Group identified impairment indicators in Orcopampa, Uchucchacua, La Zanja and Río Seco. The Group evaluated and concluded that there is impairment in Río Seco unit of US$19.9 million. In addition, La Zanja mining unit recognized a reversal of impairment of US$5.0 million. During 2020, Buenaventura recognized a reversal for impairment of long-lived assets for US$2.1 million derived from the evaluation of its Julcani mining unit.
(c)	Other, net. The variation from an income of US$2.7 million in 2020 to an expense of US$29.3 million in 2021 is primarily due to the net effect of:
-	an income of US$2.4 million during 2021 compared to US$4.4 million during 2020 related to insurance claim recovery of the subsidiary El Brocal.
-	an income of US$3.3 million during 2021 related to dividends in other investments. During 2020 no dividends incomes were received.

-	an income of US$3.8 million occurred in 2020 related to revenue from commercial claims. During 2021 no revenues from commercial claims were recorded.
-	higher provision for impairment of spare parts and supplies of US$5.1 compared to 2020. During 2021 the provision of impairment of spare parts and supplies amounted to US$22.4 million, compared to US$17.3 million in 2020.
-	higher changes in environmental liabilities provision of US$15.4 million mainly explained by the update of the closure plan for environmental liabilities of Santa Bárbara and Delta Ulpamayo of the subsidiary El Brocal of US$12.7 million.

Other income (expense) captions. Other income (expenses) captions in 2021 increased compared with those of 2020 due to changes in the following components:

Other income (expense) captions	Year ended December 31,
	2020	2021	Variation	Variation

	(US$ in thousands)
Shares in the results of associates and joint venture (a)	62,702	240,450	177,748	283%
Finance income	2,411	5,952	3,541	147%
Finance costs (b)	(37,822)	(60,629)	(22,807)	60%
Net (loss) from currency exchange difference (c)	(4,116)	(18,686)	(14,570)	354%
(a)	Shares in the results of associates and joint ventures. Shares in the results of associates and joint venture increased by US$177.7 million during 2021 compared to 2020 primarily explained by an increase of US$179.6 million in our share of Sociedad Minera Cerro Verde S.A.A. See “Item 5. Operating and Financial Review and Prospects—Cerro Verde” for more information
(b)	Finance costs. Finance costs increased by US$22.8 million during 2021 compared to 2020. The increase was primarily explained by the net effect of:
-	higher interest expenses of US$13.3 million related to the bonds issued during 2021;
-	higher finance expenses of US$12.1 million related to commissions for bond letters issued to SUNAT;
-	higher amortized cost of financial obligations of US$8.8 million;
-	lower interest expenses related to financial obligations of US$6.0 million; and -lower expense of US$5.7 million related to the change of the fair value related to contingent consideration liability (during 2021, the change of fair value resulted in a finance income).
(c)	Net (loss) from currency exchange difference. Changes in the exchange difference expense of US$14.6 million are explained by the fluctuations in exchange due to a year on year weakening of the PEN relative to the U.S. dollar (3.624 PEN/USD as of December 31, 2020 compared to 3.998 PEN/USD as of December 31, 2021). SUNAT’s claim is based in Peruvian Soles as part of Buenaventura’s “accounts receivables”, therefore, a higher exchange rate decreases the total amount when converted to U. S. dollars.

Income tax from continuing operations. Provisions for income tax changed from an expense of US$25.4 million in 2020 to an income of US$23.7 million in 2021, mainly due to the deferred income tax that changed from an expense of US$15.5 million in 2020 to a benefit of US$44.0 million in 2021. The changed is mainly explained by a higher deferred asset related to tax-loss carryforward due to a higher tax-loss during 2021 of US$28.4 million and a higher deferred asset related to provision for closure of mining units of US$16.1 million due to a higher provision during 2021.

Non-controlling interest income (loss). Non-controlling interest income changed from an income of US$1.3 million in 2021 compared to a loss of US$14.6 million in 2020 primarily explained by the changes in the results of the subsidiary El Brocal from an expense of US$12.9 million in 2020 compared to income of US$4.3 million as a result of our share in net profit in El Brocal.

Non-controlling interest income (loss)	Year ended December 31,
	2020	2021	Variation	Variation

	(US$ in thousands)
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	(12,895)	4,322	17,217	(134)%
Minera La Zanja S.R.L.	(6,905)	(7,385)	(480)	7%
Apu Coropuna S.R.L.	(22)	(62)	(40)	182%
S.M.R.L. Chaupiloma Dos de Cajamarca	5,201	4,396	(805)	(15)%
	(14,621)	1,271	15,892	(109)%

Income (loss) for the year. As a result of the foregoing, net loss increased by US$112.5 million in 2021 compared to 2020. Loss for the year was 22% of revenues in 2020 and 29% of revenues in 2021.

Discontinued operations. Buenaventura management reclassified its negative investment held in Minera Yanacocha S.R.L for US$264,838,000 as available for sale and recognized it as a discontinued operation in the consolidated statements of profit (loss) for the years 2019, 2020 and 2021. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements. On February 7, 2022, Buenaventura entered into definitive agreements to sell the entirety of its interest in Yanacocha for cash consideration of $300,000,000 to Newmont, as well as contingent cash payment linked to (i) production of the Sulphides Project that Newmont plans to develop at Yanacocha and (ii) potential future increases in mineral prices. Collectively, such contingent payments can potentially amount to an additional $100,000,000. As a result of this transaction, Yanacocha has been classified as an asset held for sale. As of December 31, 2021, the mining units with discontinued operations were Yanacocha, Mallay, Poracota and Shila-Paula.

Income tax from discontinued operations. For 2021, the change is mainly explained by a deferred asset related to provision for sale of investment in associate Yanacocha of US$50.4 million and deferred liability related to effect of translation into U.S. dollars for that asset of US$9.0 million.

Results of Operations for the Years Ended December 31, 2021 and 2020 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2020 and 2021 in more detail in Note 33 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our mining segments during the years ended December 31, 2021 and 2020, as well as the variation in such volumes sold for the year ended December 31, 2021 as compared to the year ended December 31, 2020:

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2021 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	206	2,427,685	352	—	61
Orcopampa	50,068	14,565	—	—	—
Uchucchacua	5	3,458,368	4,135	5,045	—
Tambomayo	63,611	1,593,040	8,675	10,195	—
La Zanja	—	—	—	—	—
Colquijirca	12,076	5,017,482	9,497	29,882	35,954

Mining Segment	Volume Sold for the year ended December 31, 2020 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	133	1,542,568	306	—	18
Orcopampa	41,757	8,113	—	—	—
Uchucchacua	2	4,566,624	4,209	4,066	—
Tambomayo	57,633	1,474,485	6,009	4,463	—
La Zanja	1,291	18,975	—	—	—
Colquijirca	7,390	2,696,506	17,824	45,442	28,948

Mining Segment	2021 vs 2020 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	55%	57%	15%	—	239%
Orcopampa	20%	80%	—	—	—
Uchucchacua	150%	(24)%	(2)%	24%	—
Tambomayo	10%	8%	44%	128%	—
La Zanja	(100)%	(100)%	—	—	—
Colquijirca	63%	86%	(47)%	(34)%	24%

The change in sales of goods for the year ended December 31, 2021 as compared to the year ended December 31, 2020 is mainly explained by the changes in volume sold, as presented in the following chart:

Sales of goods – Mining Segments	Year ended December 31,
	2020	2021	Variation	Variation

	(US$ in thousands)
Julcani (a)	32,034	56,065	24,031	75%
Orcopampa (b)	77,825	89,567	11,742	15%
Uchucchacua (c)	90,420	79,375	(11,045)	(12)%
Tambomayo (d)	142,833	181,021	38,188	27%
La Zanja	2,531	29	(2,502)	(99)%
Colquijirca (e)	255,275	410,390	155,115	61%
(a)	Julcani. Sales of goods increased by 75% in 2021 compared to 2020 due to the effect of a 14% increase in the average realized silver price and a 57% increase in the quantity of silver sold at that unit.
(b)	Orcopampa. Sales of goods increased by 15% in 2021 compared to 2020 due to the net effect of a 20% increase in the quantity of gold sold at that unit partially offset by a 4% decrease in the average realized gold price.
(c)	Uchucchacua. Sales of goods decreased by 12% in 2021 compared to 2020 due to the net effect of a 17% increase in the average realized price and a 24% decrease in the quantity of silver sold at that unit as a consequence of the operation suspension in that unit.
(d)	Tambomayo. Sales of goods increased by 27% in 2021 compared to 2020 due to the net effect of a 4% decrease and 10% increase in the average realized gold and silver prices, respectively and an increase of 10% and 8% in the quantity of gold and silver sold, respectively at that unit.
(e)	Colquijirca. Sales of goods increased by 61% in 2021 compared to 2020 due to a 51% increase in the average realized copper price and a 24% increase in the quantity of copper sold at that unit.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2020	2021	Variation	Variation

	(US$ in thousands)
Julcani	(2,050)	(5,741)	(3,691)	180%
Orcopampa	(10,628)	(8,481)	2,147	(20)%
Uchucchacua (a)	(10,169)	(19,717)	(9,548)	94%
Tambomayo (b)	(19,776)	(25,639)	(5,863)	30%
La Zanja	(7,846)	(4,907)	2,939	(37)%
Colquijirca (c)	(24,923)	(38,248)	(13,325)	53%
(a)	Uchucchacua. The higher operating expense of US$9.5 million was mainly due to personnel expenses and expenses of US$5.8 million related to the operation suspension in 2021.

(b)	Tambomayo. The higher operating expense of US$ 5.9 million was mainly due to a higher write-off of assets in that unit for US$ 1.8 million.
(c)	Colquijirca. The higher operating expense of US$13.2 million wasmainly due to a US$12.8 million expense as a result of an update of the closure plan for environmental liabilities of Santa Bárbara and Delta Ulpamayo.

Total operating expenses - Other Segments

Operating income (expenses) – Other Segments	Year ended December 31,
	2020	2021	Variation	Variation

	(US$ in thousands)
Insurance brokerage segment	(10,939)	(11,796)	(857)	8%
Corporate	(11,644)	(8,150)	3,494	(30)%
Exploration and development mining projects	(2,209)	(2,697)	(488)	22%
Energy generation and transmission segment	(2,350)	(3,437)	(1,087)	46%
Industrial activities (a)	(1,187)	(21,608)	(20,421)	1,720%
Holding of investment in shares	(408)	(1,731)	(1,323)	324%
Rental of mining concessions	(49)	(193)	(144)	294%
(a)	Industrial activities segment. The higher expense of US$20.4 million in 2021 compared to 2020 was mainly explained by a US$19.9 million impairment loss recorded by our subsidiary Río Seco which suspended operations until the restart of Uchucchacua operations (Río Seco receives raw materials from Uchucchacua mining unit).

Results of Operations for the Years Ended December 31, 2020 and 2019

See “Item 5. Operating and Financial Review and Prospects” in our 2020 20-F for a comparative discussion of our consolidated results of operations for the year ended December 31, 2020 and 2019.

B.Liquidity and Capital Resources

As of December 31, 2021 and 2020, we had cash and cash equivalents of US$377.0 million and of US$235.4 million, respectively.

Cash provided by operating activities for the years ended December 31, 2021 and 2020. Net cash and cash equivalents provided by operating activities changed from an income of US$142.4 million to an expense of US$197.5 million, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2020	2021	Variation	Variation

	(US$ in thousands)
Proceeds from sales (a)	708,196	945,631	237,435	34%
Dividends received from related parties (b)	3,649	148,411	144,762	3,967%
Value-added tax and other taxes recovered (c)	42,967	28,191	(14,776)	(34)%
Royalty received	18,954	17,074	(1,880)	(10)%

Dividends received from other investments	2,500	3,350	850	34%
Proceeds from insurance claim	4,381	2,358	(2,023)	(46)%
Interest received	1,658	207	(1,451)	(88)%
Payments to suppliers and third parties, and other net (d)	(434,591)	(608,689)	(174,098)	40%
Payments for tax litigation (e)	(22,386)	(552,639)	(530,253)	2,369%
Payments to employees	(129,353)	(125,773)	3,580	(3)%

Income tax and Royalties paid to Peruvian State (f)	(25,708)	(34,157)	(8,449)	33%
Interest paid (g)	(21,653)	(14,504)	7,149	(33)%
Payments of mining royalties	(6,180)	(6,970)	(790)	13%
Net cash and cash equivalents provided by (used in) operating activities	142,434	(197,510)	N. A.	N. A.
(a)	The increase in the proceeds from sales was mainly due to higher sales and production of the Group, as described in Results of Operations for the Years Ended December 31, 2021 and 2020 by Segment.
(b)	The increase in dividends received from Cerro Verde was mainly due to the US$137.1 million received during 2021.
(c)	The decrease in the value-added tax and other taxes recovered is explained by the lower recoveries by the Group during 2021 as a result of a higher offsetting of our tax credit applied against local sales taxes of the Group during 2021. In 2020, Buenaventura, El Brocal, La Zanja, and Río Seco recovered US$19.2 million, US$9.2 million, US$8.2 million, US$5.8 million, respectively, compared to US$14.8 million, US$6.1 million, US$6.2 million, US$0.6 million recovered by Buenaventura, El Brocal, Río Seco and La Zanja, respectively, in 2021.
(d)	The increase in payments to suppliers and third parties is mainly explained by the increase in the operations and ore production by the Group, as described in Results of Operations for the Years Ended December 31, 2021 and 2020 by Segment.
(e)	The variation corresponds to different payments made during 2021 and 2020 related to claims with the Tax Administration. See the detail of payments in Note 7(c) of the Consolidated Financial Statements.
(f)	The higher income tax and royalties paid to Peruvian State are mainly explained by the increase in the profits and operations of the Group, as described in Results of Operations for the Years Ended December 31, 2021 and 2020 by Segment.
(g)	The decrease in the interest paid was mainly explained by the changes in the interest rates negotiated with banks.

Cash used in investing activities for the years ended December 31, 2021 and 2020. Net cash and cash equivalents used in investing activities increased by US$24.1 million primarily due to the changes shown in the chart below:

Investing activities cash flows	Year ended December 31,
	2020	2021	Variation	Variation %

	(US$ in thousands)
Proceeds from sale of investments	—	3,640	3,640	100%
Proceeds from sale of property, plant and equipment (a)	24,416	739	(23,677)	(97)%
Acquisition of investment in associate (b)	(13,453)	—	13,453	(100)%
Additions to property, plant and equipment (c)	(71,546)	(90,309)	(18,763)	26%
Payments for acquisition of other assets	(1,641)	(357)	1,284	(78)%
Net cash and cash equivalents used in investing activities	(62,224)	(86,287)	(24,063)	39%
(a)	The proceeds from sale of assets decrease in 2021 mainly due to higher proceeds in 2020 related to a sale of property, plant and equipment due to a collection of US$21.0 million related to the sales of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema by Buenaventura (through its subsidiary Consorcio Energético de Huancavelica S.A.). No similar sales activity occurred during 2021.
(b)	In January 2020, Buenaventura acquired 19.30 per cent of common shares on a non-diluted basis from Tinka Resources Ltd., through private placement financing, which represented 65,843,620 common shares of Tinka at a price of C$0.243 per common share, for gross proceeds to Tinka of C$16 million (equivalent to US$13.4 million).
(c)	The increase in capital expenditures was mainly due to the increase in Colquijirca and Uchucchacua mining units of US$13.7 million and US$5.7 million, respectively. See “Item 4: Information on the Company—Buenaventura—A. History and Development—Capital Expenditures.”

Cash provided by (used in) financing activities for the years ended December 31, 2021 and 2020. Net cash and cash equivalents used in financing activities changed from an expense of US$54.8 million in 2020 to an income of US$425.3 million in 2021 primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2020	2021	Variation	Variation

	(US$in thousands)
Senior Notes bonds issued, net of issuance costs	—	539,300	539,300	100%
Proceeds from bank loans	18,019	50,000	31,981	177%
Decrease (increase) of bank accounts in trust	2,134	17	(2,117)	(99)%
Payments of bank loans	(7,197)	(65,793)	(58,596)	814%
Short-term and low value lease payments	(19,549)	(35,985)	(16,436)	84%
Increase of restricted time deposits	—	(29,242)	(29,242)	100%
Payments of financial obligations	(38,994)	(21,585)	17,409	(45)%
Lease payments	(4,080)	(5,205)	(1,125)	28%
Dividends paid to non-controlling shareholders	(5,140)	(6,160)	(1,020)	20%
Net cash and cash equivalents provided by (used in) financing activities	(54,807)	425,347	N. A.	N. A.

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. As of December 31, 2021 and 2020, the amount outstanding under such short-term loans was US$50.0 million and US$65.8 million, respectively. In 2021, we used the proceeds of such short-term loans for general working capital purposes.

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

According to this financing agreement, El Brocal is required to maintain the following financial ratios: (i) Debt service coverage ratio: Higher than 1.3, (ii) Leverage Ratio: Less than 1.0 times, and (iii) Indebtedness ratio: Less than 2.25 times. This new financial obligation is collateralized by a security agreement in respect of assets; certain contractual rights, flows and account balances, a real estate mortgage; and a mortgage on certain mining concessions.

In April and July 2020, El Brocal arranged with the Banco de Crédito del Perú to defer the payment of the second and third installment, scheduled for April 30, and July 30, 2020 (each installment in an amount of US$5,396,000 exclusively consisting of principal) through 2 new promissory notes with a maturity of 180 days. The initial due dates of these promissory notes were October 27, 2020 and January 26, 2021, respectively. On October 27, 2020, El Brocal rescheduled the payment of the first promissory note for an additional 180 days, with a new due date on April 24, 2021. As of December 31, 2021, these promissory notes were paid in full.

As of December 31, 2021 and 2020, the amount outstanding under this financing was US$118.1 million and US$139.7 million, respectively. Compliance with the financial ratios is monitored by El Brocal’s management. El Brocal’s management obtained a waiver from Banco de Crédito del Perú for any possible breach of the financial ratios that occurred for the fourth quarter of 2020. As of December 31, 2021, El Brocal complied with the coverage and indebtedness ratios.

Empresa de Generación Huanza S.A. The long-term debt of Huanza is made up of: (i) a financial lease agreement entered into on December 2, 2009, with Banco de Crédito del Perú in an aggregate amount of US$119.0 million, for purposes of constructing a hydroelectric power station. Huanza is the lessee under such agreement. On October 29, 2020, as part of Buenaventura’s strategy to preserve cash, Huanza entered into an amendment to this lease agreement (in respect of the final principal installment thereunder, amounting to US$44,191,000), pursuant to which parties agreed to extend the maturity through May 2022 and to modify the interest applicable to the loan to 30-day LIBOR plus a 2.10% margin, and (ii) a financial lease agreement entered into on June 30, 2014, with Banco de Crédito del Perú in an aggregate amount of US$103.4 million. On October 29, 2020, as part of Buenaventura’s strategy to preserve cash, Huanza entered into an amendment to this lease agreement (in respect of the final principal installment thereunder, amounting to US$68,905,000), pursuant to which parties agreed to extend the maturity through May 2022 and to modify the interest applicable to the loan to 30-day LIBOR plus a 2.10% margin. As of December 31, 2021 and 2020, the amount outstanding under each lease was US$112.8 million and US$111.8 million, respectively.

Compañía de Minas Buenaventura S.A.A.

Bonds –

In order to comply with its disputed tax obligations, the Buenaventura’s Shareholders’ Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issue of senior unsecured notes due 2026 (hereinafter the “Notes”) which were issued on July 23, 2021 with the following terms:

-	Denomination of Issue: US$550,000,000 5.500% Senior Notes due 2026.
-	Principal Amount: US$550,000,000.
-	Issue Date: July 23, 2021.
-	Maturity Date: July 23, 2026.
-	Issue Price: 99.140% of the principal amount.
-	Interest Rate: 5.500% per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.

-	Listing: The bonds were listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”).

The bonds were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of its issuance of the Notes, Buenaventura entered into an indenture (the “Indenture”) among Buenaventura, The Bank of New York Mellon, and various subsidiary guarantors. Under the terms of the Indenture, Buenaventura agreed to comply with certain restrictive covenants. As a result of these covenants, Buenaventura must confirm that it is in compliance with the Notes Indenture if it wants to undertake any transactions that involve:

(i)	the incurrence of additional debt;
(ii)	certain asset sales;
(iii)	the making of certain investments;
(iv)	the payment of dividends;
(v)	the purchasing of Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or schedule repayment of any indebtedness that is subordinated to the Notes (collectively, “Restricted Payments”, as defined in the Indenture),
(vi)	creation of liens; or
(vii)	a merger, consolidation or sale of substantially all assets.

These covenants are known as “Limitations on incurrence of indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively, which also have exceptions that let the Company operate in the ordinary course of business.

The following table shows our contractual obligations as of December 31, 2021:

	Payments due by Period (US$in millions)
		Less than	1-2	2-5	More than
	Total	1 year	years	years	5 years
Bank loans – capital	50,000	50,000	—	—	—
Bank loans – interest	820	820	—	—	—
Trade and other payables	248,033	248,033	—	—	—
Financial obligation – capital	1,056,506	175,620	106,784	774,102	—
Financial obligation – interest	183,750	43,313	40,803	99,634	—
Lease – capital	5,779	3,906	1,822	51	—
Lease – interest	169	74	95	—	—
Hedge derivative financial instruments	6,976	6,976	—	—	—
Contingent consideration liability	40,734	—	—	7,032	33,702
Total Contractual Cash Obligations	1,592,767	528,742	149,504	880,819	33,702

As of December 31, 2021, we had no other commercial commitments.

Exploration Costs and Capital Expenditures

During the years ended December 31, 2021, 2020 and 2019, we spent US$11.3 million, US$8.5 million and US$11.9 million, respectively, on “exploration in non-operating areas” and US$56.4 million, US$28.0 million and US$44.2 million, respectively, on “exploration in operating units.” Our “exploration in non-operating areas” mainly focused on the Emperatriz and Marcapunta exploration projects. Our “exploration in operating units” mainly focused in the Colquijirca, Orcopampa, Uchucchacua and Tambomayo units.

We expect that we will meet our working capital, capital expenditure and exploration expense requirements for the next several years from internally generated funds, cash on hand and dividends received from our investments in non-consolidated mining operations. Additional financing, if necessary, for the construction of any project, is expected to be obtained from borrowings under bank loans and the issuance of debt securities. There can be no assurance, however, that sufficient funding will be available to us from the internal or external sources to finance any future capital expenditure program, or that external funding will be available to us for such purpose on terms or at prices favorable to us. A very significant decline in the prices of gold and silver would be reasonably likely to affect the availability of such sources of liquidity. In addition, if we fund future capital expenditures from internal cash flow, there may be fewer funds available for the payment of dividends.

Recent Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current -

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement;
-	That a right to defer must exist at the end of the reporting period;
-	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

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

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Group will apply changes in IFRS 3 prospectively for any business combination.

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

The amendments are not expected to have a material impact on the Group due to there are no proceeds from selling items produced, while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management during the years 2021, 2020 and 2019.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 -

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group evaluated and concluded that there are no changes as a consequence of the application of the amendments.

IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities -

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued an amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group evaluated and concluded that there are no changes as a consequence of the application of the amendments.

Definition of Accounting Estimates - Amendments to IAS 8 -

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Group will apply changes in IAS 8 prospectively for any business combination.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 -

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

C.Research and Development

Not applicable.

D.Trend Information

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

E.Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Reserved

G.Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

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

In calculating these figures, we utilize financial records maintained with respect to the various mining units and subsidiaries, each on a standalone basis. Within the standalone accounts for each mining unit or subsidiary, we then allocate cost of sales (excluding depreciation and amortization), exploration in operating units and selling expenses in the proportion to each mineral’s commercial value (realized price multiplied by volume sold).

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2021 and 2020 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2021 and 2020 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2020	2021

	(in thousands of US$)
Consolidated Cost of sales of goods excluding depreciation and amortization	393,888	529,731
Cost of sales of services excluding depreciation and amortization	1,554	1,269
Add:
Consolidated Exploration in operating units	28,044	56,412
Commercial Deductions	179,748	196,202
Consolidated Selling Expenses	18,533	20,827
Consolidated Cost applicable to sales	621,768	804,441

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2020	2021

	(US$ in thousands)
Julcani, Gold	7	182
Julcani, Silver	15,961	29,726
Julcani, Lead	251	406
Julcani, Copper	23	69
Orcopampa, Gold	34,315	53,130
Orcopampa, Silver	81	213
Orcopampa, Copper	0	0
Uchucchacua, Gold	11	14
Uchucchacua, Silver	74,134	63,326
Uchucchacua, Lead	5,119	6,771
Uchucchacua, Zinc	6,326	11,076
Tambomayo, Gold	40,648	43,944
Tambomayo, Silver	12,640	15,270
Tambomayo, Lead	4,123	7,632
Tambomayo, Zinc	3,670	12,536
La Zanja, Gold	30,373	36,552
La Zanja, Silver	2,499	2,833
El Brocal, Gold	5,541	8,289
El Brocal, Silver	25,652	48,801
El Brocal, Lead	12,331	8,568
El Brocal, Zinc	41,583	37,032
El Brocal, Copper	73,408	130,804
Non Mining Units	6,746	13,827
	395,442	531,000

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2020	2021

	(US$ in thousands)
Julcani, Gold	1	37
Julcani, Silver	3,112	5,975
Julcani, Lead	49	82
Julcani, Copper	4	14
Orcopampa, Gold	5,186	11,420
Orcopampa, Silver	12	46
Orcopampa, Copper	0	0
Uchucchacua, Gold	1	2
Uchucchacua, Silver	5,830	8,650
Uchucchacua, Lead	403	925
Uchucchacua, Zinc	498	1,513
Tambomayo, Gold	4,763	5,578
Tambomayo, Silver	1,481	1,938
Tambomayo, Lead	483	969
Tambomayo, Zinc	430	1,591
La Zanja, Gold	2	533
La Zanja, Silver	0	41
El Brocal, Gold	202	607
El Brocal, Silver	937	3,574
El Brocal, Lead	450	627
El Brocal, Zinc	1,519	2,712
El Brocal, Copper	2,681	9,579
Non Mining Units	0	0
	28,044	56,412

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in operation expenses:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2020	2021

	(US$ in thousands)
Julcani, Gold	11	38
Julcani, Silver	2,505	4,598
Julcani, Lead	38	62
Julcani, Copper	5	9
Orcopampa, Gold	234	307
Orcopampa, Silver	9	4
Orcopampa, Copper	0	0
Uchucchacua, Gold	1	1
Uchucchacua, Silver	18,831	20,541
Uchucchacua, Lead	1,111	1,696
Uchucchacua, Zinc	2,082	8,877
Tambomayo, Gold	6,266	7,851
Tambomayo, Silver	4,023	3,425
Tambomayo, Lead	1,219	1,438
Tambomayo, Zinc	3,585	7,869
La Zanja, Gold	376	117
La Zanja, Silver	21	15
El Brocal, Gold	5,377	5,897
El Brocal, Silver	17,258	22,548
El Brocal, Lead	6,528	3,279
El Brocal, Zinc	41,907	16,551
El Brocal, Copper	68,360	91,077
Non Mining Units	0	0
Consolidated Commercial Deductions in operating units	179,748	196,202

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2020	2021

	(US$ in thousands)
Julcani, Gold	0	3
Julcani, Silver	430	470
Julcani, Lead	7	6
Julcani, Copper	1	1
Orcopampa, Gold	435	399
Orcopampa, Silver	1	2
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	1
Uchucchacua, Silver	2,751	2,411
Uchucchacua, Lead	190	258
Uchucchacua, Zinc	235	422
Tambomayo, Gold	2,570	3,036
Tambomayo, Silver	799	1,055
Tambomayo, Lead	261	527
Tambomayo, Zinc	232	866
La Zanja, Gold	74	115
La Zanja, Silver	6	9
El Brocal, Gold	317	353
El Brocal, Silver	1,468	2,079
El Brocal, Lead	706	365
El Brocal, Zinc	2,379	1,577
El Brocal, Copper	4,200	5,572
Non Mining Units	1,471	1,300
Consolidated Selling expenses	18,533	20,827

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER(oz.)

	For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,
	2020	2021	2020	2021	2020	2021	2020	2021

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	23	69	7	182	251	406	15,961	29,726
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	4	14	1	37	49	82	3,112	5,975
Commercial Deductions	5	9	11	38	38	62	2,505	4,598
Selling expenses	1	1	0	3	7	6	430	470
Cost applicable to sales	33	93	19	260	345	556	22,008	40,769
Divide:
Volume Sold (unaudited)	18	61	133	206	306	352	1,542,568	2,427,685
Cost applicable to sales per unit of mineral sold (US$)	1,819	1,523	143	1,262	1,126	1,579	14.27	16.79

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended		For the year ended
	December 31,		December 31,
	2020	2021	2020	2021
	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	34,315	53,130	81	213
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	5,186	11,420	12	46
Commercial Deductions	234	307	9	4
Selling expenses	435	399	1	2
Cost applicable to sales	40,169	65,257	104	264
Divide:
Volume Sold (unaudited)	41,757	50,068	8,113	14,565
Cost applicable to sales per unit of mineral sold (US$)	962	1,303	12.78	18.14

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,
	2020	2021	2020	2021	2020	2021

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	5,119	6,771	74,134	63,326	6,326	11,076
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0
Add:
Exploration in units in operation	403	925	5,830	8,650	498	1,513
Commercial Deductions	1,111	1,696	18,831	20,541	2,082	8,877
Selling expenses	190	258	2,751	2,411	235	422
Cost applicable to sales	6,823	9,649	101,547	94,928	9,141	21,887
Divide:
Volume Sold (unaudited)	4,209	4,135	4,566,624	3,458,368	4,066	5,045
Cost applicable to sales per unit of mineral sold (US$)	1,621	2,333	22.24	27.45	2,248	4,338

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)
	For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,
	2020	2021	2020	2021	2020	2021	2020	2021

	(US$in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	40,648	43,944	12.640	15,270	4,123	7,632	3,670	12,536
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	4,763	5,578	1,481	1,938	483	969	430	1,591
Commercial Deductions	6,266	7,851	4,023	3,425	1,219	1,438	3,585	7,869
Selling expenses	2,570	3,036	799	1,055	261	527	232	866
Cost applicable to sales	54,247	60,410	18,944	21,688	6,086	10,566	7,917	22,862
Divide:
Volume Sold (unaudited)	57,633	63,611	1,474,485	1,593,040	6,009	8,675	4,463	10,195
Cost applicable to sales per unit of mineral sold (US$)	941	950	12.85	13.61	1,013	1,218	1,774	2,243

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended		For the year ended
	December 31,		December 31,
	2020	2021	2020	2021

	(US$in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	30,373	36,552	2,499	2,833
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	2	533	0	41
Commercial Deductions	376	117	21	15
Selling expenses	74	115	6	9
Cost applicable to sales	30,825	37,316	2,526	2,898
Divide:
Volume Sold (unaudited)	17,730	21,990	122,180	120,750
Cost applicable to sales per unit of mineral sold (US$)	1,739	1,697	20.67	24.00

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended		For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021

	(US$in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	73,408	130,804	5,541	8,289	12,331	8,568	25,652	48,801	41,583	37,032
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	2,681	9,579	202	607	450	627	937	3,574	1,519	2,712
Commercial Deductions	68,360	91,077	5,377	5,897	6,528	3,279	17,258	22,548	41,907	16,551
Selling expenses	4,200	5,572	317	353	706	365	1,468	2,079	2,379	1,577
Cost applicable to sales	148,650	237,032	11,437	15,146	20,015	12,840	45,315	77,002	87,388	57,872
Divide:
Volume Sold (unaudited)	28,948	35,954	7,390	12,076	17,824	9,497	2,696,506	5,017,482	45,442	29,882
Cost applicable to sales per unit of mineral sold (US$)	5,135	6,593	1,548	1,254	1,123	1,352	16.80	15.35	1,923	1,937

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS TOTAL
	For the year ended December 31,
	2020	2021

	(US$ in thousands)
Consolidated Cost of sales of goods excluding depreciation and amortization	6,746	13,827
Cost of sales of services excluding depreciation and amortization	1,551	1,269
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	1,471	1,300
Total Cost applicable to sales	8,217	15,127

YANACOCHA

Introduction

The following discussion should be read in conjunction with (i) the Yanacocha Consolidated Financial Statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2020 20-F. The Yanacocha Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB and in U.S. Dollars.

A.Operating Results

Overview

Yanacocha was established in Peru in January 1992 and commenced production activities in 1993. Yanacocha’s operations are located in the Andes Mountains in Northern Peru, in the area of Cajamarca which is located approximately 600 kilometers north of Lima and north of the city of Cajamarca, at an altitude of 4,000 meters above sea level. Yanacocha is 51.35% owned by Newmont Second Capital Corporation, 43.65% owned by Buenaventura through our wholly owned subsidiary Condesa and 5% owned by Summit Global Management II VB. Yanacocha is managed by Newmont International Services. See “Item 4. Information on the Company—Yanacocha—B. Business Overview—Management of Yanacocha—General Manager/Management Agreement.”

The table below highlights Yanacocha’s key financial and operating results:

Summary of Financial and Operating Performance

	Year Ended December 31,
	2021	2020
Gold sales (in thousands of US$)	471,069	592,394
Gold sold (oz.)	262,587	339,068
Average gold price received (US$/oz.)	1,794	1,747
Other operating expenses, net (in thousands of US$)	(36,291)	(34,322)
Loss on assets held for sale	(152,224)	—
Impairment reversal	97,592	—
Loss for the year (in thousands of US$)	(967,682)	(165,449)

Gold sales. Gold sales decreased 22% primarily due to lower mill throughput as a result of the ramp down of the mill, partially offset by higher leach pad production as a result of higher leach recoveries.

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense, (iv) reclamation expenses and (v) other costs. Costs applicable to sales per gold ounce increased 88% primarily due to higher year-end provision for mine closure update, as a consequence of revised water treatment costs. Depreciation and amortization per gold ounce increased 8% primarily due to higher depreciation rates from higher ounces from Quecher Main and La Quinua, considering that during the previous year the operation was placed on care and maintenance.

Other operating expenses, net. Other operating expenses, net decreased by 5.7% or US$1,9 million from 2020 to 2021, primarily due to higher exploration and advanced projects expenses.

Loss on assets held for sale, During 2021, Yanacocha entered into a binding agreement to sell certain equipment and assets related to the Conga project, for total cash proceeds of US$68 million, net of associated cost for sale for US$46 million. The book value of these assets before classification as held for sale was US$174 million (includes the book value of assets included in the sales agreement for US$79 million) book value of services and other assets capitalized for US$95 million, accordingly, Yanacocha recognized an expense of US$152 million.

Impairment reversal, Yanacocha recognized an impairment reversal of Yanacocha CGU of US$97.6 million, mainly explained for the increase of the gold prices and the near development of the Sulfides project.

Income tax benefit (expense). Yanacocha’s financial and operating results included an income and mining tax expense of US$51 million in 2021 compared to an expense of US$53 million in 2020. The difference was driven by a higher loss before income tax in 2021 for US$ 917 million as compared to a loss before tax of US$112 million in 2020 and higher valuation allowance on deferred income tax assets in 2021 for $ 253 million (US$57 million in 2020).

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

The standards and interpretations that are issued as of the date of Yanacocha’s financial statements but not yet effective and are reasonably expected to have an impact on its disclosures, financial position or performance when applied at a future date, and are disclosed below. Yanacocha intends to adopt these standards, if applicable, when they become effective. The standards and interpretations not expected to impact Yanacocha’s disclosures, financial position or performance are not listed below. See Note 2.4 to the Yanacocha Consolidated Financial Statements for a more complete listing of Yanacocha’s accounting policies.

Results of Operations for the Years Ended December 31, 2021 and 2020

Sales

Gold sales. Gold sales decreased 22% primarily due to lower mill throughput as a result of the ramp down of the mill, partially offset by higher leach pad production as a result of higher leach recoveries. Yanacocha has not engaged in gold price hedging activities, such as forward sales or option contracts, to minimize its exposure to fluctuations in the price of gold.

Costs applicable to sales

Costs applicable to sales for the year ending December 31, 2021 and 2020 comprised:

	2021	2020

	(US$ in thousands)
Beginning balance of finished goods and in-process	222,258	302,382
Beginning balance of provision for net realizable value	(13,287)	(47,925)
Royalties to related parties	15,928	18,638
Mining royalties to the government	6,553	7,570
Consumption of supplies	111,532	138,041
Personnel expenses	41,751	61,298
Other services	40,211	31,864
Maintenance	17,317	17,415
Power	12,933	20,241
Depreciation and amortization	151,843	140,252
Workers’ profit participation	12,059	17,199
Incremental costs related to COVID-19 pandemic and care and maintenance	20,309	43,672
Provision for mine closure	823,889	124,780
Ending balance of provisions for net realizable value	1,259	13,287
Ending balance of finished goods and in-process	(211,845)	(222,258)
	1,252,710	666,456

Costs applicable to sales. Costs applicable to sales include: (i) operating costs, consisting primarily of direct production costs such as mining and treatment of the ore, which are the most significant components of costs applicable to sales, (ii) depreciation and amortization, (iii) write downs of ore on leach pads to net realizable value expense and (iv) other costs. Costs applicable to sales increased by 88% or US$586 million from 2020 to 2021. Costs applicable to sales per ounce of gold increased by 143% from US$1,965 per ounce in 2020 to US$4,771 per ounce in 2021.

Operating costs decreased by 17% from US$269 million in 2020 to US$224 million in 2021. Operating costs consist primarily of drilling, blasting, loading, hauling, leaching, milling and metal recovery costs

Provision for mine closure of US$824 million are due to a non-cash charge to reclamation expenses for the year ended December 31, 2021 mainly related to the areas of Yanacocha’s operations no longer in production. The increase to the reclamation obligation in 2021 is mainly due to water treatment costs.

Workers’ profit participation decreased by 29%, from US$17 million in 2020 to US$ 12 million in 2021. This decrease was driven by lower revenues. Workers’ profit participation expense is calculated based on taxable net income, in accordance with Peruvian labor legislation.

The portion of leach pad inventory write-downs associated with costs applicable to sales decreased from US$34.6 million to US$ 12.0 million due to higher realizable price.

Depreciation, depletion and amortization increased by 8% from US$140 million in 2020 to US$ 152 million in 2021. This increase was attributable principally to unit of production amortization from Quecher Main and La Quinua related assets.

Administrative expenses

Administrative expenses for the years ended December 31, 2021 and 2020 were composed of:

	2021	2020

	(US$ in thousands)
Management expenses	635	874
Other	269	353
	904	1,227

Other operating expenses, net

Other operating expenses, net for the years ended December 31, 2021 and 2020 were as follows:

	2021	2020

	(US$ in thousands)
Cost of sales from the sale of fixed assets	—	30
Exploration and advance project	23,619	19,279
Severance program	5,769	4,454
Tax fine	234	11
Write-off of fixed assets	613	460
Revenue from sale of fixed assets	(1,009)	(40)
Social responsibility commitments	—	6,730
Others, net	7,065	3,398
	36,291	34,322

Exploration and advanced project costs increased from US$20 million in 2020 to US$24 million in 2021. This increase was mainly driven by the higher drilling activities in current year, given the paralyzed impact from prior period due to COVID-19.

Reversal of impairment of long-lived assets

In 2021, Yanacocha Management identified as an impairment reversal indicator the significant increase in the long-term gold price, as a result the Company had to determinate the recoverable amount for its CGU Yanacocha and CGU Conga. As a result of this analysis the Company concluded that, for Conga, no additional impairment or impairment reversal was required to be recorded as the recoverable amount exceeded the carrying amount of the CGUs’ assets. However, for the Yanacocha assets, the Company concluded that a reversal of impairment loss was required as the recoverable amount was higher than the carrying amount of the CGU’s assets. The recoverable amount for the Yanacocha CGU was based on the FVLD using estimated future cash flows expected to be generated from the continued use of the CGU’s using market assumptions. Based on the fair value calculated, the Company recognized an impairment reversal on Yanacocha of $97,592.

Income tax provision.

Yanacocha’s financial and operating results included income and mining tax expenses of US$ 51 million in 2021 compared to US$53 million in 2020. This decrease was driven by the higher valuation allowance on deferred income tax assets in 2021 for US$252 million (US$57 million in 2020), favorable effect of change in translation to US dollars for US$36 million (unfavorable US$23 million in 2020), offset by the higher loss before income tax in 2021 for US$917 million (US$112 million loss in 2020).

Net loss

Net loss increased by US$802.2 million, from net loss of US$165.5 million in 2020 to net loss of US$ 967.7 million in 2021, mainly explained by the higher provision for mine closure driven by the higher future water treatment costs.

Results of Operations for the Years Ended December 31, 2020 and 2019

See “Item 5. Operating and Financial Review and Prospects” in our 2020 20-F for a comparative discussion of Yanacocha’s consolidated results of operations for the year ended December 31, 2020 and 2019.

B.Liquidity and Capital Resources

As of December 31, 2021, Yanacocha had cash and cash equivalents of US$693 million, substantially all of which were held in U.S. Dollars, as compared to US$871 million as of December 31, 2020.

Cash provided by operating activities

Yanacocha generated net cash flow from operations of US$13 million in 2021 and US$196 million in 2020. The net cash flow from operations in 2021 was -94% or US$183 million lower than in 2020. The decrease was primarily driven by lower Gold Sales.

Cash used in investing activities

Net cash used in investing activities was US$191 million in 2021 compared to US$143 million in 2020. The increase in cash used in investing activities was mainly due to higher purchase of property plant and equipment.

Cash used in financing activities

Net cash used in financing activities was US$0.2 million in 2021, as compared to cash used of US$0.3 million in 2020. There was no material variance.

The following table shows Yanacocha’s contractual obligations as of December 31, 2021:

	Payments due by Period (US$ in millions)
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Debt instruments	47	—	47	—	—
Trade accounts payable	61	61	—	—	—
Lease liabilities	12	12	—	—	—
Total Contractual Cash Obligations	120	73	47	—	—

Capital Expenditures

In 2021, Yanacocha’s principal capital expenditures of US$208 million were mainly related to the Sulfides project, Quecher Main development capital spent and asset components.

C.	Research and Development

Not applicable.

D.	Trend Information

Other than as disclosed in this Annual Report and the Yanacocha Consolidated Financial Statements (included elsewhere in this Annual Report), Yanacocha has informed us that it is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon Yanacocha’s sales, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Yanacocha has informed us that there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Yanacocha’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Reserved

Not applicable

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2020 20-F. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

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

The Cerro Verde mine is a porphyry copper deposit that has oxide, secondary sulfide, and primary sulfide mineralization. The predominant oxide copper minerals are brochantite, chrysocolla, malachite and copper “pitch.” Chalcocite and covellite are the most important secondary copper sulfide minerals. Chalcopyrite and molybdenite are the dominant primary sulfides.

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

On March 15, 2020, the Peruvian government issued a Supreme Decree and declaration of a National Emergency in its efforts to contain the outbreak of COVID-19. The order was initially for 15 days but was subsequently extended for different periods ultimately lasting through March 31, 2022.

During 2021, Cerro Verde milling rates at concentrator plants averaged 380,300 metric tons per day. During 2020, Cerro Verde temporarily went into a state of care and maintenance (in order to comply with government requirements) and adjusted its operations to prioritize critical activities and subsequently revised its operating plans (milling rates at concentrator plants averaged 331,600 metric tons per day). Subject to ongoing monitoring of COVID-19 protocols, Cerro Verde is targeting milling rates to increase to approximately 400,000 metric tons of ore per day during 2022.

Cerro Verde continues to update its “Plan for the Surveillance, Prevention and Control of COVID-19” at work. The implementation of these prevention, early detection and response measures and actions helps to control the risk of spread and health impact caused by the COVID-19 pandemic during the development of operational activities.

The available fleet consists of fifty-four 300-metric-ton haul trucks and ninety-three 245-metric-ton haul trucks (21 of which are currently on standby) and three 363-metric-ton leased haul trucks loaded by 13 electric shovels with bucket sizes ranging in size from 33 to 57 cubic meters and two hydraulic shovels with a bucket size of 21 cubic meters (both of which are currently on standby). This fleet is capable of moving an average of approximately 970,000 metric tons of material per day.

Copper cathodes and concentrate production that are not sold locally are transported approximately 113 kilometers by truck and by rail to the Port of Matarani for shipment to international markets. Molybdenum concentrate is transported by truck to either the Ports of Callao or Matarani for shipment.

Cerro Verde currently receives electrical power, including hydro-generated power, under long-term contracts with electric utility companies. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs on the Rio Chili watershed that collect water primarily from seasonal precipitation and from wastewater collected from the city of Arequipa and treated at a wastewater treatment plant. Cerro Verde believes that the operation has sufficient water resources to support current operations.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2020 and 2021:

	As of and for the year ended December 31,
	2020	2021
Income statement data (1)
Sales (US$in thousands)	2,538,593	4,199,448
Profit for the year (US$in thousands)	274,544	1,191,474
Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (metric tons in thousands)	49,000	52,000
Millable ore reserves (metric tons in thousands)	701,000	670,000
Probable:
Leachable ore reserves (metric tons in thousands)	25,000	58,000
Millable ore reserves (metric tons in thousands)	3,302,000	3,219,000
Average copper grade of leachable ore reserves (%)	0.29	0.33
Average copper grade of millable ore reserves (%)	0.36	0.37
Production (3)
Cathodes (in thousands of recoverable pounds)	82,487	96,350
Concentrates (in thousands of recoverable pounds)	737,614	790,724
Average realized price of copper sold (US$per ton payable)	6,766	10,449
(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

(2)	Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data.” Cerro Verde used US$2.50 per pound of copper to determine copper as of December 31, 2021. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable ore reserves for us and for Yanacocha located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.
(3)	Derived from “Item 3. Key Information – A. Selected Financial Data”

Cerro Verde Mining Royalties

On June 23, 2004, Law 28258 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using different rates applicable to the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. Prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year tax stability agreement, which became effective January 1, 2014. The amount to be paid for the mining royalty will be the greater of a progressive rate of the quarterly operating income or 1% of quarterly sales.

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

Since 2017, the Company has recognized the related expense for the royalty and special mining tax assessments for the period December 2006 through the year 2013. Since 2014, the Company has been paying the disputed assessments under protest for the period from December 2006 through December 2013 under installment payment programs granted through scheduled monthly installments. In August 2021, the Company decided to pay in advance and under protest the total pending installment debt. As of December 31, 2021, the Company has made total payments of S/2.9 billion under these installment programs (US$791.9 million based on the date of payment exchange rate).

During February 2020, the Company requested the initiation of an arbitration proceeding against the Republic of Peru before the International Centre for Settlement of Investment Disputes and on October 19, 2021, the Company formally filed the arbitration claim. On March 31, 2021, Superintendence Resolution 044-2021/SUNAT was published in which new default monthly interest rates were established effective April 1, 2021. The default interest rate in national currency changes from 1% to 0.9%.

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

Results of Operations for the Years Ended December 31, 2021 and 2020

Sales. Sales, including mark-to-market adjustments for pounds of copper pending settlement, increased by 65%, from US$2,538.6 million in 2020 to US$4,199.4 million in 2021, principally due to higher copper prices. The following table reflects the average realized price and volume sold of copper (both cathode and concentrate) during the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020	2021	Variation
Average price
Copper (US$per ton)	6,766	10,449	54%
Volume sold (unaudited)
Copper (in metric tons)	375,185	401,886	7%

Average realized copper prices per ton increased from US$6,766 in 2020 to US$10,449 in 2021. The volume of copper sold increased from 375,185 tons in 2020 to 401,886 metric tons in 2021. The combined effect of these changes resulted in a US$1,660.9 million increase in income from sales in 2021 compared to 2020.

Total costs of sales of goods. Total costs of sales of goods increased from US$1,809.3 million in 2020 to US$2,155.1 million in 2021, due mainly to the net effect of the following:

(a)	Materials and supplies and third-party services increased by 23%, from US$746.2 million in 2020 to US$919.2 million in 2021, primarily as a result of an increase in operating costs given the progressive restoration of operations after the gradual loosening of restrictions imposed by the Peruvian government as a result of the COVID-19 pandemic in 2020.
(b)	Labor costs, including workers’ profit sharing, increased by 48%, from US$288.1 million in 2020 to US$425.5 million in 2021, mainly due to bonuses granted to workers as part of new Union Agreements signed in 2021 and higher profit sharing.
(c)	Benefits associated with work in process inventories decreased by 66%, from US$(49.6) million in 2020 to US$(16.6) due to higher pounds removed from mill and leach stockpiles.

Total operating expenses. Operating expenses decreased by 9%, from US$130.0 million in 2020 to US$118.0 million in 2021 due mainly to the following:

(a)	Other operating (expenses), income net decreased by 75%, from US$32.3 million in 2020 to US$8.1 million in 2021, primarily associated with the excess of salary limit in workers’ profit sharing (recognized in year 2020 corresponding to previous years assessments of $ 17.1 million) and lower royalty non-income tax (based on revenues) of $ 10.8 million.
(b)	Selling expenses increased by 12%, from US$97.7 million in 2020 to US$109.9 million in 2021, mainly due to higher ocean freight rates coupled with an increase in the volume of copper concentrate sold.

Income tax. Income tax expense, including current and deferred expense, increased by 211%, from an expense of US$236.9 million in 2020 to an expense of US$735.7 million in 2021 primarily due to higher profit generated in 2021.

Profit of the year. As a result of the foregoing, profit of the year increased by 334%, from US$274.5 million in 2020 to US$1,191.5 million in 2021. As a percentage of net sales, net income was 28% in 2021, compared to 11% in 2020.

Results of Operations for the Years Ended December 31, 2020 and 2019

See “Item 5. Operating and Financial Review and Prospects” in our 2020 Form 20-F for a comparative discussion of Cerro Verde’s consolidated results of operations for the year ended December 31, 2020 and 2019.

B.	Liquidity and Capital Resources

As of December 31, 2021, Cerro Verde had cash and cash equivalents of US$937.7 million, compared to US$533.7 million as of December 31, 2020.

Cash provided by operating activities for the years ended December 31, 2021 and 2020. Net cash and cash equivalents provided by operating activities were US$1,693.3 million in 2021, compared to net cash provided by operating activities of US$638.3 million in 2020. This change in net cash flow provided by operating activities in 2021 compared to 2020 was mainly attributable to the following factors:

An increase in proceeds from sales from US$2,418 million in 2020 to US$4,234 million in 2021.

An increase in income tax payments and royalty case payments from US$226 million in 2020 to US$737 in 2021.

An increase in operational payments from US$1,647 million in 2020 to US$2,018 million in 2021 primarily associated with higher operational cost (higher throughput at mills associated with lower restrictions associated with COVID-19), higher commodity prices, and higher labor costs (profit sharing and bonuses related to new union labor agreements).

Cash used in investing activities for the years ended December 31, 2021 and 2020. Net cash used in investing activities increased from US$376.6 million in 2020 to US$271.7 million.

Cash used in financing activities for the years ended December 31, 2021 and 2020. Net cash and cash equivalents used in financing activities was US$912.7 million in 2021, compared to net cash used in financing activities of US$314.4 million in 2020. The increase in net cash used in financing activities was primarily due to dividend payments of US$700 million in 2021 (there were no payments made in 2020). The increase was partially offset by lower syndicated bank loan repayment of US$105 million.

The following table shows Cerro Verde’s contractual obligations as of December 31, 2021:

	Payments due by Period (US$ in millions)
		Less than 1	1-5	More than 5
	Total	year	years	years
Trade accounts payable	235,555	234,917	638
Accounts payable – related parties	3,426	3,426
Senior unsecured credit facility	324,695	324,695
Lease liabilities	70,120	7,617	41,085	21,418
Other accounts payable	73,235	73,235
Total Contractual Cash Obligations	707,031	643,890	41,723	21,418

Long-term Debt

As of December 31, 2021, Cerro Verde had total long-term debt of US$62.5 million associated with lease liabilities.

C.	Research and Development

Not applicable.

D.	Trend Information

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

F.	Reserved

ITEM 6.Directors, Senior Management and Employees

A.	Board of Directors and Senior Management

Our Board is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board. The Board, which must be composed of seven members, is elected at the Annual Mandatory Meeting of shareholders (the “Annual Mandatory Meeting”) for a three-year term. The most recent Board election took place in July 2020 and the next one is scheduled to take place in the Annual Mandatory Meeting to be held on March 2023. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides(1)	68	Chairman of the Board	1980	March 2023
Felipe Ortiz-de-Zevallos	75	Director	2003	March 2023
Marco Antonio Zaldívar	62	Director	2020	March 2023
William Champion	67	Director	2016	March 2023
Diego de la Torre	60	Director	2017	March 2023
Nicole Bernex	73	Director	2018	March 2023
Raúl Benavides (1)	67	Director	2020	March 2023

Executive Officers
Leandro Garcia	55	Chief Executive Officer	2020
Daniel Dominguez	45	Vice President and Chief Financial Officer	2020
Aldo Massa	51	Vice President of Business Development and Commercial	2021
Alejandro Hermoza	61	Vice President Community Relations	2008
Juan Carlos Ortiz	52	Vice President Operations	2018
Gulnara la Rosa	58	General Counsel	2012
(1)	Roque Benavides is the brother of Raúl Benavides.

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

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz-de-Zevallos has been a member of the Board since August 2003. He was the Rector of the Universidad del Pacífico from 2004 to 2006. He is the founder of Grupo APOYO and has been the president of the organization since 1977. He received his degree in Industrial Engineering from the National University of Engineering (UNI) and obtained his MSc in Administration and Systems from the University of Rochester. He graduated from the OPM Program at Harvard Business School in 1996. He also served as Peruvian Ambassador to the United States from September 2006 to March 2009.

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

Diego de la Torre, Director. Mr. de la Torre holds a bachelor’s degree in Business Administration from Universidad del Pacífico in Lima and his Master’s in Business Administration from the London Business School in England. He is a cofounder and Chairman of the Board of La Viga and Quikrete Perú. He is also a member of the Advisory Committee of the David Rockefeller Center for Latin American Studies at Harvard University, as well as an economics columnist for the newspaper El Comercio. He was previously a professor at the Universidad del Pacífico for twelve years and a member of the board of directors of several companies and institutions, including Endeavor Perú, IPAE and Perú 2021. Since 2005, he has been the president of the United Nations Global Compact in Peru. In 2013, he received the “Empresario Integral” award given by the Latin American Business Council. Also, in 2015, he was selected among the “Top 100 Influential Leaders” by AACSB International. He has been a member of the Board of Directors since 2017.

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

Leandro Garcia, Chief Executive Officer. Mr. Garcia earned his bachelor’s degree in business administration and a bachelor’s degree in accounting from Universidad del Pacífico and his Master of Business Administration from the University of Miami in Florida. He completed the Management Development Program at Harvard Business School in 2017. He held the position of Treasury Head at Buenaventura from 1990 to 1997. He also worked as the finance manager at Sociedad Minera El Brocal until 2000, as general manager of Boticas BTL until 2005, and general manager of Boticas Inkafarma until June 2011. He rejoined Buenaventura as Controller General in July 2011. He has also served as director of Química Suiza Retail, the business that manages the Mi Farma pharmacy chain, from January 2016 until January 2018. Mr. Garcia has also served as Chief Executive Officer of Consorcio Energético de Huancavelica and a director of Sociedad Minera El Brocal, Compañía Minera Condesa y Empresa de Generación Huanza.

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

Alejandro Hermoza Maraví, Vice President of Labor, Social and Environmental Affairs. Mr. Maraví graduated from the University of Maryland with a bachelor’s degree in Mechanical Engineering and a Master’s in Engineering and from the Peruvian University of Applied Sciences (UPC) with a Master’s in Administration. He previously worked as the Development Manager of the Peruvian Confederation of Private Business Institutions (CONFIEP) and has worked at Buenaventura since 2003, where he has held the position of community relations manager from 2008 to 2011 and deputy manager of Administration and Human Resources from 2003 to 2008. In 2011, he completed the Advanced Management Program at Harvard Business School.

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

During the year ended December 31, 2021, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$12.1 million, including director’s fees accrued in 2020 and paid in 2021. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 32(d) to the Consolidated Financial Statements for further information.

C.	Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders (the “General Meeting”) and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly Consolidated Financial Statements before their presentation to the Superintendencia del Mercado de Valores, or the SMV (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities)) (CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are Messrs. Zaldívar, Ortiz-de-Zevallos and de la Torre.

Compensation and Nominating Committee

The compensation and nominating committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer. It is also responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the directors remuneration to be approved by the shareholders. The members of the Compensation Committee for 2021 were Messrs. Ortiz-de-Zevallos, Roque Benavides, Champion and de la Torre.

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2021 were Messrs. Roque Benavides, Zaldivar and Ortiz-de-Zevallos.

Innovation and Sustainability Committee

The Innovation and Sustainability Committee is responsible for monitoring initiatives and practices related to Innovation and Sustainability. The members of the Innovation and Sustainability Committee for 2021 were Miss Nicole Bernex, Messrs. Roque Benavides, Raúl Benavides and de la Torre.

D.	Employees

As of December 31, 2021 we, including our subsidiaries and Coimolache, had 3,045 employees (including permanent and temporary employees). In addition, we have entered into arrangements with independent contractors that employed 9,258 workers at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2021, the average tenure of Buenaventura’s permanent laborers was approximately 10.05 years.

Of the 2,957 permanent employees (considers employees working on an indefinite term contract) employed by Buenaventura, its subsidiaries and Coimolache, approximately 50% are members of 14 different labor unions (including five unions for clerical workers and nine unions for laborers), representing all aforementioned clerical workers and laborers in collective negotiations. There are also six unions for workers employed by independent contractors that were formed over the last nine years in our mines at Uchucchacua, Orcopampa, Tambomayo, Julcani, El Brocal and Coimolache.

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

In May 2021 we experienced a two-day work stoppage at the Uchucchacua mine called by the workers’ union for contractor companies. In September 2021 we also experienced a three-day work stoppage at the same mine and called by the same union.

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

Currently, we have (and strictly comply with) a Wage Policy that helps ensure equitable compensation under the principle of non-discrimination. The Wage Policy meets with the parameters established by Law N°30709, which forbids salary discrimination between men and women, as well as the related Regulations approved by Supreme Decree N°002-2018-TR.

Under Peruvian law, we may dismiss workers for just cause after completing certain formal procedures. In addition, several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer’s grounds, have limited our ability to dismiss a worker without cause.

In the absence of just cause, workers are typically terminated by paying the applicable worker a layoff indemnification based on, at least, an amount equal to one and a half month’s salary for each full year worked plus the pro rata portion for any uncompleted year, collectively, not to exceed in the aggregate 12-months’ salary. The use of this method is subject to the worker’s acceptance.

Regardless of the cause for termination, all employees are entitled to a severance payment. Such payment is equal to one month’s salary (including an amount assigned for the value of other benefits), for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws, said severance payments are deposited in a special bank account selected by each employee and for the benefit of such employee, in both May and November of each year (approximately 50% of a monthly salary each time). Workers may withdraw such funds in excess of four times the worker’s gross monthly salary. Upon termination, the remaining balance may be withdrawn by the worker for any reason.

We are subject to the recently enacted Supreme Decree N°001-2022-TR. This decree amended the Regulations of Law N°29245, a law governing the rules regarding outsourcing services. Under the new decree, a subject company is forbidden from outsourcing all activities considered to be part of the company’s “nuclear business.” Companies may still outsource specialized activities that are not part of the company’s nuclear business. Prior to this amendment, we were, in accordance with Law N°29245, allowed to outsource any part of the productive process. The Company expects to (and expects that many other employees will) challenge the validity of Supreme Decree N°001-2022-TR, but the initiation and outcome of these proceedings is not known.

Our permanent employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in a public pension fund managed by the state (the “ONP” system) or in a private pension fund (the AFP system). We are required to withhold from each of the salaries of the employees enrolled in the ONP system 13% of such employee’s salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system approximately 12.5% of such employee’s salary, and pay such amounts to the respective AFP (exact amount varies from one AFP to another). Additionally, for workers involved in mining and metallurgical processes, an additional 2% is withheld from their salaries, and we contribute an additional 2% to increase their pension funds. We have no liability for the performance of these pension plans. Our independent contractors are responsible for covering severance and pension payments with respect to their employees.

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

As of March 31, 2022, our directors and executive officers, as a group, owned 27,740,370 Common Shares, representing 10.93% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2022 is set forth below:

Percentage
		Percentage		Percentage		Beneficial
		Beneficial		Beneficial	Number of	Ownership
	Number	Ownership		Ownership	Common	of Common
	of	of	Number of	of	Shares and	Shares and
	Common	Common	Investment	Investment	Investment	Investment
Shareholder	Shares	Shares	Shares	Shares	Shares	Shares
Roque Benavides †	13,912,006	5.48	—	—	13,912,006	5.48
William Champion	—	—	—	—	—	—
Nicole Bernex	—	—	—	—	—	—
Felipe Ortiz-de-Zevallos	—	—	—	—	—	—
Raúl Benavides ††	13,813,836	5.44	—	—	13,813,836	5.44
Diego de la Torre	14,528	0.01	—	—	14,528	0.01
Marco Antonio Zaldivar	—	—	—	—	—	—
Juan Carlos Ortiz	—	—	—	—	—	—
Alejandro Hermoza	—	—	—	—	—	—
Aldo Massa	—	—	—	—	—	—
Gulnara la Rosa	—	—	—	—	—	—
Directors and Executive Officers as a Group †	27,740,370	10.93	—	—	27,740,370	10.93
†	Includes Common Shares owned by the applicable director or officer and his son.
††	Includes Common Shares owned by the applicable director and his sons and daughters.

ITEM 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2022 we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares, and 271,677 Investment Shares, exclusive of 472,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2022, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

						Percentage
						Beneficial
		Percentage		Percentage	Number of	Ownership
		Beneficial		Beneficial	Common	of Common
		Ownership	Number of	Ownership	Shares and	Shares and
	Number of	of Common	Investment	of Investment	Investment	Investment
Shareholder	Common Shares	Shares (1)(2)	Shares	Shares (1)(3)	Shares	Shares (1)(4)
Van Eck Associates Corporation	22,802,023	8.99	—	—	22,802,023	8.98
T. Rowe Price Associates, INC	20,949,793	8.26	—	—	20,949,793	8.25
Scotiabank Wealth Management	15,234,680	6.00	—	—	15,234,680	6.00
Roque Benavides Ganoza (5)	13,912,006	5.48	—	—	13,912,006	5.48
Raul Benavides Ganoza (6)	13,813,836	5.44	—	—	13,813,836	5.44
Blanca Benavides de Morales	13,033,836	5.14	—	—	13,033,836	5.13
Westwood Global Investments, LLC	11,030,588	4.35	—	—	11,030,588	4.34
AFP Integra S.A.	10,713,607	4.22	—	—	10,713,607	4.22
Blackrock Fund Advisors	7,806,353	3.08	—	—	7,806,353	3.07
(1)	The table above excludes treasury shares. As of March 31, 2022 Buenaventura held 14,474 Common Shares and 1,230 Investment Shares and our wholly owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.
(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.
(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.
(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.
(5)	Common Shares owned by Roque Benavides and his son
(6)	Common Shares owned by Raul Benavides’ children.

As of March 31, 2022, we estimate that 221,265,398 Common Shares were held in the U.S., which represented approximately 87.21% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 48 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) amounted to US$14.4 million in 2019, US$13.4 million in 2020 and US$12.1 million in 2021. Please refer to Note 32(d) to the Consolidated Financial Statements for further information.

Chaupiloma is the legal owner of the mineral rights operated by Yanacocha and receives a 3% royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$22.3 million, US$18.6 million, and US$15.9 million in 2019, 2020 and 2021, respectively, and are presented as royalty income in our consolidated statements of profit (loss).

Condesa did not receive cash dividends from its investment in Yanacocha in 2019, 2020, or 2021.

In 2019 and 2021, we received cash dividends from Sociedad Minera Cerro Verde S.A.A. in an amount of US$29.4 million, US$137.1 million, respectively. We did not receive cash dividends in 2020 from this investment.

We received cash dividends from Coimolache of approximately US$4.0 million in 2019, US$3.6 million in 2020, and US$11.3 million in 2021.

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. In June 2006, an addendum to this contract extended the completion date to June 2007. Concurrently, we and Yanacocha signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning in 2007. In exchange for us operating and managing the transmission project, Yanacocha pays a fee of US$3.7 million with annual maturities. The annual revenues for these services amounted to approximately US$0.3 million in 2019, US$0.3 million in 2020 and US$0.3 in 2021.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 19. Exhibits” for a list of consolidated financial statements filed under Item 18.

Other Financial Information

Export Sales

See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates—Sales and Markets” for information on export sales.

Legal Proceedings

SUNAT litigation

Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss, which was offset in 2009 and 2010.

During 2007 and 2008, Buenaventura modified its gold client contracts, shifting from a fixed price arrangement to a variable price arrangement, which allowed the Company to appropriately benefit from improved market prices. This change incurred significant expenses for Buenaventura during the 2007-2008 two-year transition period, which also impacted the income tax payable by Buenaventura for said fiscal years. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT.

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

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts. Following the commencement of such collection proceedings by SUNAT, the Company filed a request for deferral and payment plan of the amounts claimed by SUNAT in order to make such tax payments over a 67-month term, in addition to making interest payments in connection with such payments. The requested payment plan consists of an initial payment in an amount equal to 14% of the amount claimed by SUNAT and 66 equal installments for the remaining amounts. In order to finalize the deferral and payment agreement with SUNAT, the Company was required to deliver Letters of Credit in an amount equal to the aggregate claimed amount in accordance with applicable law. To satisfy this requirement, on December 30, 2020, the Company entered into the Syndicated L/C Agreement with a group of financial entities and following delivery of the Letters of Credit, SUNAT approved the Company’s payment plan.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax processes that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”, For the fiscal years 2007 and 2008, the total amount paid was S/1,584,227,000 (equivalent to US$398,548,000), which included updating the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/78,279,000 (equivalent to US$19,693,000). For the fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$48,654,000) which included updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/8,477,000 (equivalent to US$2,133,000). For the fiscal year 2010, which was subject to deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$89,733,000) which included the updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/16,762,000 (equivalent to US$4,217,000).

As of December 31, 2021, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

We will continue to pursue appeals on this matter in Peruvian courts. These legal proceedings may be costly and time consuming and there can be no guarantee in respect of the final outcome of these proceedings or that SUNAT will not bring future claims against us.

See Note 29 (d) to the Consolidated Financial Statements for additional information.

Dividends and Dividend Policy

We can distribute three kinds of dividends: (i) cash dividends, which are paid out of our net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of our stock and (iii) stock dividends for the purpose of capitalizing profits, in each case as described in more detail below. All shares outstanding and fully paid are entitled to share equally in any dividend declared based on the portion of our capital represented by such share. No cash dividend may be declared if our financial statements do not show distributable profits. However, we may declare dividends during the year. We may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as “provisional dividends” or “dividends on account” as explained below, provided the financial statements as of end of the month preceding the date where such dividends are declared, show the existence of net distributable income obtained during the current year and there are no losses to be covered from past years.

The Board, following the end of each fiscal year, makes a recommendation at the Annual Mandatory Meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares. The Shareholders Meeting can delegate to the Board the approval to pay interim dividends.

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache, and Cerro Verde ), 20% attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

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

Dividends on issued and outstanding Common Shares and Investment Shares are distributed in accordance with the proportion of the total capital represented by such respective shares. Dividends are distributed pro rata in accordance with the number of Common Shares or Investment Shares. Accordingly, any dividend declared would be apportioned 99.73% to the holders of Common Shares and 0.27% to the holders of Investment Shares. This proportion will not change in the future except if, and to the extent that holders of Common Shares and Investment Shares exercise their preemptive rights disproportionately in any future issuance of Common Shares and Investment Shares, or if we issue Common Shares without preemptive rights in accordance with Article 259 of the Peruvian Companies Law.

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

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a statement of financial position at any given time). We, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of consolidated financial statements which show the existence of net distributable income obtained during the current fiscal year. If, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, shareholders that acted in good faith may retain the dividends exceeding the distributable profit, with such dividends counting as advanced payments credited against profits or liquidation proceeds that they are entitled to receive in following periods. Therefore, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2018 to 2021. Dividends with respect to the years 2018 to 2021 were paid per Common Share and ADS.

		Per			Per			Per
Year ended	Common Share			ADSs			Investment Share
December 31, (1)	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2018	0.060	0.060	0.120	0.060	0.060	0.120	0.060	0.060	0.012
2019	0.027	0.027	0.054	0.027	0.027	0.054	0.027	0.027	0.054
2020	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2021	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

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

No significant events were identified, apart from those mentioned in Note 10(a), Note 16(c) and Note 34, since the date of the annual Consolidated Financial Statements included in this Annual Report.

ITEM 9.The Offer and Listing

A.	Offer and Listing Details

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Soles. The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods.

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading			Trading			Trading
	Volume	High	Low	Volume	High	Low	Volume	High	Low

	(in millions)	(in nominal S/ per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2018	0.85	54.94	39.00	325.87	16.80	11.67	0.01	22.15	19.60
2019	0.80	57.05	45.30	295.27	17.85	13.77	0.01	17.00	16.00
2020	0.59	44.80	25.00	407.18	15.36	5.12	0.00	0.00	0.00
2021	0.25	44.80	27.80	318.37	12.83	6.11	0.00	0.00	0.00
Quarterly highs and lows
2020
1st quarter	0.01	42.50	25.00	106.11	15.36	5.12	0.00	0.00	0.00
2nd quarter	0.11	29.00	26.00	113.82	9.50	6.68	0.00	0.00	0.00
3rd quarter	0.46	43.45	42.60	121.94	14.32	8.89	0.00	0.00	0.00
4th quarter	0.01	44.80	40.20	65.31	13.44	10.22	0.00	0.00	0.00
2021
1st quarter	0.01	44.80	36.62	70.24	12.83	9.81	0.00	0.00	0.00
2nd quarter	0.16	44.10	35.10	87.68	12.44	8.68	0.00	0.00	0.00
3rd quarter	0.01	35.35	28.15	66.09	9.23	6.11	0.00	0.00	0.00
4th quarter	0.07	34.20	27.80	94.36	9.24	6.26	0.00	0.00	0.00
Monthly highs and lows
2021
October	0.01	34.20	31.50	33.10	9.24	6.54	0.00	0.00	0.00
November	0.01	31.10	27.80	32.12	7.93	6.26	0.00	0.00	0.00
December	0.05	30.00	28.00	29.13	7.74	6.46	0.00	0.00	0.00
2022
January	0.00	33.50	33.00	23.63	9.07	7.03	0.00	0.00	0.00
February	0.01	36.90	33.20	28.91	10.15	7.30	0.00	0.00	0.00
March	0.00	40.00	36.60	38.29	12.35	9.81	0.00	0.00	0.00
(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2022, the share capital with respect to the Common Shares was S/2,748,899,240 represented by 274,889,924 shares, and the share capital with respect to the Investment Shares was S/7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital and treasury shares. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2022, there were 977 owners of record of the Common Shares and 890 owners of record of the Investment Shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Common Shares and ADSs representing the Common Shares (each ADS representing one Common Share) have been listed and traded on the New York Stock Exchange under the symbol BVN. In addition, the Common Shares and Investment Shares are listed and traded on the Lima Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.Additional Information

A.	Share Capital

Our capital stock comprises Common Shares and investment shares. Common Shares have full voting rights while investment shares do not. As of December 31, 2021, there were 253,715,190 Common Shares outstanding, exclusive of 21,174,734 Common Shares held in treasury. In the case of Investment Shares, there were 271,677 Investment Shares outstanding, exclusive of 472,963 Investment Shares held in treasury. In total there are 253,986,867 outstanding shares, and this number has not changed throughout the year 2021. The capital stock is fully subscribed and paid. Additionally, the par value per share (for both Common Shares and Investment Shares) is S/.10.

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

We are managed by the Board and the management.

Objectives and Purposes

Our legal purpose, as set forth in our Articles of Association and By-laws, is to engage in mining operations and related activities either directly or through majority-owned subsidiaries and controlled companies. Likewise, we may hold shares of other companies, including companies performing mining operations.

Directors

The Board, which must be composed of seven members, is elected for a three-year term at the Annual Mandatory Meeting. Any changes in the Board require the approval of the shareholders. The removal of the Board must be approved at a shareholders’ meeting, attended by holders of 75% of the Common Shares in the first summons and 70% of the Common Shares in the second summons, by resolution approved by at least two thirds of the total number of Common Shares outstanding. In the case of resignation of directors, the Board may appoint substitute directors who will serve until the next shareholders’ meeting.

Members of the Board (“Directors”) are elected for a term of three years and may be reelected indefinitely. Pursuant to Article 29 of our By-laws, Directors are not required to be shareholders. The Board, in its first meeting after the Annual Mandatory Meeting during which elections are held, must choose from among its members a Chairman and a Lead Director. The Peruvian Companies Law requires that all companies (sociedades anónimas) provide for the representation of non-controlling shareholders on their Boards of Directors. To that effect, each of our Common Shares gives the holder the right to as many votes as there are directors to be elected. Each holder may pool his votes in favor of one person or distribute them among various persons. Those candidates for the Board who receive the most votes are elected directors.

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

In connection therewith, Article 180 of the Peruvian Companies Law provides that directors can neither approve of resolutions that do not protect the company’s interest but rather the director’s own interests or a related party’s interest, nor may a director use a business opportunity that the director is aware of due to their position as a director in their own interest or in a related party’s interest. Our By-laws do not contain any provisions related to a director’s power to vote on matters in which the director is materially interested. However, such Article 180 of the Peruvian Companies Law requires a director with an interest that conflicts with an interest of ours on a specific matter to disclose such interest to us and abstain from participating in the deliberation and decision of the said matter. A director that contravenes such requirement is liable for the damages suffered by us and can be removed by the Board or a shareholders’ meeting upon the request of any shareholder or any member of the Board.

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

Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board, where each such holder is entitled to one vote per share per nominee. Each holder’s votes may all be cast for a single nominee or they may be distributed among the nominees at the holder’s discretion. Holders of Common Shares may attend and vote at shareholders’ meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of sociedades anónimas abiertas, as we are, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

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

Changes in the Rights of Shareholders

Our By-laws do not contain special provisions relating to actions necessary to change the rights of holders of the classes of shares. However, Article 88 of the Peruvian Companies Law establishes that all shares of a same class must have the same rights and obligations, and that if we decide to establish different rights and obligations, we must create a different class of shares, which creation will be agreed upon by the General Meeting in accordance with the requirements for modification of the By-laws. The Common Shares are the only class of shares representing 100% of our share capital, and, therefore, each Common Share has the same rights and obligations of each other Common Share. These requirements are described under “—Shares and Voting Rights” above.

The rights of any class of shares may not be reduced, except in accordance with the Peruvian Companies Law.

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

Under our By-laws, the following actions are to be taken at the Annual Mandatory Meeting of shareholders: approval of our statements of financial position, profit and loss statements and annual reports; the approval of management performance; the allocation of profits; the election of external auditors; the election of the members of the Board; and any other matters submitted by the Board. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; and liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

In accordance with Article 21 of the By-laws, only those holders of Common Shares whose names are inscribed in our share register not less than 10 days in advance of a meeting will be entitled to attend shareholders’ meetings and to exercise their rights.

In response to the COVID-19 pandemic, article 5 of Urgency Decree 056-2020 (published on May 15, 2020) and article 4 of Urgency Decree 018-2021 (published on February 11, 2021) authorized companies listed in the Lima Stock Exchange, as we are, to convene and hold virtual shareholders’ meetings during a state of national emergency using technological or telematic means, even if the by-laws of such companies only contemplated physical or face-to-face meetings. Based on such Urgency Decrees, SMV issued several regulations including Regulation No. SMV 050-2020-SMV-02 and Regulation No. 019-2021-SMV-02 establishing how to convene such virtual meetings, measures to allow the shareholders to participate and vote, and several other related matters. On the grounds of such provisions, we held virtually our 2020 Annual Mandatory Meeting approving our financial statements for year 2019 and our 2021 Annual Mandatory Meeting approving our financial statements for year 2020. Finally, on May 15, 2021 Law N° 31194 was enacted amending Article 21-A of the Peruvian Companies Law. The newly-enacted Article 21-A provides that shareholders meetings as well as board meetings may be held virtually through electronic or similar means provided that the by-laws contemplate virtual meetings, whether a state of national emergency exists or not. Second Supplementary Final Provision Law N° 31194 stated that during a state of national emergency where certain constitutional rights are suspended, shareholders’ meetings and board meetings can be held virtually even if the by-laws of the company do not contemplate such virtual meetings. Our 2022 Annual Mandatory Meeting shall be held virtually as, on the date such meeting was announced, the state of national emergency imposed by Supreme Decree N° 016-2022-PCM was in effect.

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

Changes in Capital

Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as us, from including in their By-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. We cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such agreement is recorded in our share register (matrícula de acciones) or in CAVALI ICLV S.A., unless they refer to shares that are not listed in a stock exchange, which is not the case for our shares.

Economic Group

On January 1, 2017 new Regulations on Indirect Property, Relation and Economic Groups (Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos) (the “Regulations”) approved by Regulation No. 019-2015-SMV-01 became effective, replacing the prior Regulations that were in effect since 2006. The new Regulations, which have been amended by Regulations 048-2016-SMV-01, 013-2017-SMV-01, 026-2017-SMV-01 and 016-2019-SMV-01, define more precisely who are considered independent directors, increase the standards of information we are required to provide, require us to identify the individuals that control our economic group, require us to report related individuals and entities; reduce the number of shareholders required to determine that there exists a “representative participation” from 10% of the total capital stock to 4% of voting shares and extend the definition of control. The “representative participation” definition is mainly used by listed companies such as us to determine the existence of indirect property. Regulation No. 083-2016-SMV-01 approved the new forms to be used to provide the SMV all the information about our economic group.

Criminal liability of companies

On April 2016, Law No. 30424 was enacted to establish the administrative liability of legal entities, such as us, in connection with transnational active bribery. The law has been amended by Legislative Decree No. 1352, which was published on January 7, 2017 and became effective on January 1, 2018 and Law No. 30835 in force since August 3, 2018. Regulations to this law have been recently approved by Supreme Decree No. 002-2019-JUS. The amendment expanded the definition of bribery beyond transnational active bribery to include asset laundering, illegal mining and organized crime. The law provides rules to be followed in case of a merger or spin-off and states that a legal entity is administratively liable for the above crimes when they have been committed in its name or for its benefit by its shareholders, directors, managers or employees that are subject to the control and authority of the legal entity. Several sanctions can be imposed on a company as result of such crimes, including fines, prohibitions on performing certain activities, cancellation of permits and even dissolution. A legal entity is not liable if its shareholders, directors, managers or employees engage in bribery or related crimes solely for their own benefit or for the benefit of third parties other than the legal entity. The Company will be exempted from any liability for such crimes if it adopts within its organization, and before the crime is committed, a so-called prevention model consistent with the Company’s nature, risks, necessities and characteristics, consisting of control, monitoring and surveillance measures suitable to prevent such crimes. Such model includes the appointment by the Board of a person in charge of prevention that must perform autonomously. In order to file a criminal accusation against the Company, a technical report from the SMV that analyzes the prevention model is required. We have prepared the prevention model required under Law No. 30424, as amended, following the guidelines approved by Regulation No. 006-2021-SMV-01, in addition to the other compliance measures and policies we currently have. The regulations contain, among other provisions, several definitions, types of risks and the criteria to identify them, as well as the minimum elements a prevention model must contain.

Dividends and Dividend Policy

We can distribute three kinds of dividends: (i) cash dividends, which are paid out of our net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of our stock and (iii) stock dividends for the purpose of capitalizing profits. All shares outstanding and fully paid are entitled to share equally in any dividend declared based on the portion of our capital represented by such share. No cash dividend may be declared if our financial statements do not show distributable profits. We may declare dividends during the year. Also, we may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as “provisional dividends” or “dividends on account” as explained below, provided the financial statements as of end of the month preceding the date where such dividends are declared, show the existence of net distributable income obtained during the current year and there are no losses to be covered from past years.

The Board, following the end of each fiscal year, makes a recommendation at the Annual Mandatory Meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares. The Shareholders Meeting can delegate to the Board the approval to pay interim dividends and, at our Shareholders Meeting such authorization was granted to our Board by the participants in the Shareholders Meeting.

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache and Cerro Verde), 20% of attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

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

Dividends are subject to an additional withholding tax for shareholders that are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. For dividends paid out of our accumulated net profits, the withholding tax rate is 5%, when the dividend originated from profits earned on or after January 1, 2017. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

Dividends on issued and outstanding Common Shares and Investment Shares are distributed in accordance with the proportion of the total capital represented by such respective shares. Dividends are distributed pro rata in accordance with the number of Common Shares or Investment Shares. Accordingly, any dividend declared would be apportioned 99.73% to the holders of Common Shares and 0.27% to the holders of Investment Shares. This proportion will not change in the future except and to the extent that holders of Common Shares and Investment Shares exercise their preemptive rights disproportionately in any future issuance of Common Shares and Investment Shares, or if we issue Common Shares without preemptive rights in accordance with Article 259 of the Peruvian Companies Law.

Holders of Common Shares and Investment Shares are not entitled to interest on dividend payments.

Holders of ADRs are entitled to receive dividends with respect to the Common Shares underlying the ADSs evidenced by such ADRs, subject to the terms of the related Amended and Restated Deposit Agreement, to the same extent as owners of Common Shares.

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Amounts distributed with respect to ADSs were subject to a Peruvian withholding income tax of 6.8% for profits earned during 2016, which was the withholding tax rate applicable to distributions in respect of Common Shares during 2016. The withholding tax rate decreased to 5% for dividends paid out of our accumulated net profits after December 31, 2016. See Item 10. “Additional Information—E. Taxation—Peruvian Tax Considerations.”

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

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a statement of financial position at any given time). We, however, may pay interim provisional dividends as explained above. If, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, shareholders that acted in good faith may retain the dividends exceeding the distributable profit, with such dividends counting as advanced payments credited against profits or liquidation proceeds that they are entitled to receive in following periods. Therefore, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders of public companies that are sociedades anónimas abiertas, such as us, and that were formerly contained in Law No. 26985, which was abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Mandatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Mandatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$1,235 and US$ 30,800 in case the Company fails to comply such provisions for the protection of minority shareholders.

C.	Material Contracts

Below is a description of the material agreements entered into that we have entered into as of December 31, 2021. Such summaries exclude those agreements entered into in the ordinary course of business.

5.50% Senior Notes due 2026

In order to comply with its tax obligations, the Buenaventura’s Shareholders’ Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issue of senior unsecured notes due 2026 (hereinafter the “Notes”) which were issued on July 23, 2021 with the following terms:

-Denomination of Issue: US$550,000,000 5.500% Senior Notes due 2026.

-Principal Amount: US$550,000,000.

-Issue Date: July 23, 2021.

-Maturity Date: July 23, 2026.

-Issue Price: 99.140% of the principal amount.

-Interest Rate: 5.500% per annum.

-Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.

-Listing: The bonds were listed on the SGX-ST

The bonds were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of its issuance of the Notes, Buenaventura entered into an indenture (the “Indenture”) among Buenaventura, The Bank of New York Mellon, and various subsidiary guarantors. Under the terms of the Indenture, Buenaventura agreed to comply with certain restrictive covenants. As a result of these covenants, Buenaventura must confirm that it is in compliance with the Notes Indenture if it wants to undertake any of the following transactions that involve:

(i)	the incurrence of additional debt;
(ii)	certain asset sales;
(iii)	the making of certain investments;
(iv)	the payment of dividends;
(v)	the purchasing of Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or schedule repayment of any indebtedness that is subordinated to the Notes (collectively, “Restricted Payments”, as defined in the Indenture),
(vi)	creation of liens; or
(vii)	a merger, consolidation or sale of substantially all assets.

These covenants are known as “Limitations on incurrence of indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively, which also have exceptions that let the Company operate in the ordinary course of business.

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

The following summarizes the material Peruvian and U.S. federal income tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as partnerships and other entities classified as partnerships for U.S. federal income tax purposes, banks, dealers and traders in securities or foreign currencies, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes, holders who actually or constructively own 10% or more of our shares by either vote or value, certain taxpayers who file applicable financial statements required to recognize income no later than when the associated revenue is reflected on such financial statements and holders who acquired our ADSs or Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder (as defined below), including gift, estate, any U.S. state or local taxes, non-U.S. taxes, other than Peruvian taxes as provided below, the U.S. federal alternative minimum tax or the U.S. Medicare tax on net investment income. There is no tax treaty currently in effect between Peru and the U.S., except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the U.S. which are subject to change possibly with retroactive effect.

“U.S. Holder” means a beneficial owner of ADSs or Common Shares that is (i) a U.S. citizen or resident, (ii) a domestic corporation, (iii) a trust subject to the control of one or more U.S. persons (as described in Section 7701(a)(30)) of the U.S. Internal Revenue Code of 1986, as amended, (“Code”) and the primary supervision of a U.S. court or that has validly elected to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds ADSs or Common Shares, the tax treatment of a partner will generally depend on the status of the partner in such partnership and the activities of the partnership. Partners of partnerships holding ADSs or Common Shares should consult their tax advisors.

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares and amounts distributed with respect to ADSs are subject to Peruvian withholding income tax, at a rate of 5% for dividends paid or to be paid beginning January 1, 2017, when the dividend originated from profits earned on or after January 1, 2017. If the dividend originated from profits earned between January 1, 2015 and December 31, 2016, the withholding income tax rate for the dividend is 6.8%. If the dividend originated from profits earned as of December 31, 2014, the withholding income tax rate for dividends is 4.1%. The dividends distribution is related to prior accumulated results. This regime is applicable on dividends that are paid to shareholders that are: (i) individuals, whether resident or nonresident in Peru or (ii) nonresident entities. As a general rule, the distribution of additional Common Shares representing profits, distribution of shares that differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to Common Shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian Income Tax or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Income Tax Law (the “ITL”), individuals and entities resident in Peru are subject to Peruvian Income Tax on their worldwide income while nonresident individuals or entities are subject to Peruvian Income Tax on their Peruvian source income only.

Furthermore, the ITL states that income deriving from the disposal of securities issued by Peruvian entities is considered Peruvian source income subject to the Income Tax (as defined below).

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

Accordingly, capital gains deriving from the disposal of securities issued by legal entities incorporated in Peru are considered Peruvian-source income subject to Peruvian Income Tax.

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

Effective January 1, 2010, the exemption was repealed and, as such, capital gains resulting from the disposal of ADSs or Common Shares issued by legal entities incorporated in Peru became subject to Peruvian Income Tax, or the “Income Tax.” For non-resident entities or individuals, capital gains will be subject to an Income Tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated within Peru, the Income Tax rate is 5%; if the transaction is consummated outside of Peru, capital gains are taxed at a rate of 30%.

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

Other Considerations

As explained in Item 10. Memorandum and Articles of Association – Final Beneficial Owners, on August 2, 2018, Legislative Decree No. 1372 was published. This law entered into effect on August 3, 2018 and its regulations were enacted by Supreme Decree No. 003-2019-EF, published on January 8, 2019. According to this law and its regulations, legal entities domiciled or established in Peru must report the identity of their ultimate beneficial owners, as a tool for law enforcement agencies to confront tax evasion, money laundering and terrorist financing. For this reporting obligation, legal entities include any corporation, partnership or similar entity, trust, investment fund or joint venture. This obligation is also applicable to legal entities that are not domiciled in Peru but have a branch, subsidiary, joint venture or permanent establishment in Peru or, in the case of trusts, which have a grantor, settlor, beneficiaries or trustees domiciled in Peru. Ultimate beneficial owner is defined as the individual that effectively owns or controls a legal entity. For this purpose, ownership is when at least 10% of the capital of the legal entity is directly or indirectly under the ownership of an individual and its related parties. On September 25, 2019, the Tax Authority issued Superintendence Resolution No. 185-2019/SUNAT, establishing rules for this mandatory report and, for the legal entities that qualify as principal taxpayers as of November 30, 2019, the first deadline for filing this mandatory report was established within the first half of December 2019. The first deadline to present the affidavit with information regarding the final beneficiaries as of November 30, 2019 was set in the first half of December 2019.

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

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs can generally be included in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a domestic corporation are not eligible for the dividends received deduction available to such corporations. Under current law, a reduced U.S. tax rate is imposed on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation that is not a passive foreign investment company (“PFIC”) in the year in which the dividend is pair or in the preceding taxable year and either (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) should apply with respect to the ADSs as long as the ADSs are traded on the New York Stock Exchange. As a result,  provided that we are not a PFIC in the year in which the dividend is paid or in the preceding taxable year, we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. Holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a reduced rate. In the case of our Common Shares held directly by U.S. Holders and not underlying ADSs, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding our Common Shares directly and not through an ADS are urged to consult their own independent tax advisors.

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

A U.S. Holder will generally be entitled to claim a U.S. foreign tax credit in respect of any Peruvian taxes imposed on dividends received on our Common Shares or Common Shares represented by ADSs, subject to generally applicable limitations and restrictions and provided that the withholding tax constitutes a “covered withholding tax” under recent U.S. regulations.In the case of U.S. individuals for whom the reduced rate of tax on dividends applies, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Code. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Peruvian taxes. Dividends received with respect to our Common Shares or Common Shares represented by ADSs may be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules governing foreign tax credits are complex, recent U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax,” which may be unclear or difficult to determine), and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. Holder generally is not subject to U.S. federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Capital Gains

U.S. Holders will recognize taxable gain or loss on the sale or other taxable disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Common Shares. Generally, such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations under the Code. Under recent U.S. regulations mentioned above, Peruvian withholding tax imposed on such U.S. source gain may not constitute a creditable tax. Moreover, in the case of a sale or other taxable disposition of Common Shares or ADSs in a transaction subject to Peruvian tax, even if the tax is a creditable tax, the U.S. Holder may not be able to claim a U.S. foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit.

For U.S. federal income tax purposes, U.S. Holders will not recognize gain or loss on deposits or withdrawals of Common Shares in exchange for ADSs or on the exercise of preemptive rights.

A non-U.S. Holder of ADSs or Common Shares will not be subject to U.S. federal income or withholding tax on gain from the sale or other disposition of ADSs or Common Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and (iii) certain other conditions are met.

Passive Foreign Investment Company

Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. However, although unclear, we can provide no assurance that we did not become a PFIC in our 2021 taxable year, as a result, in part of, changes in our income and the value of our assets and uncertainty as to the chacterization of certain assets. In particular, the conclusion could be affected by a pending tax refund claim the characterization of which for PFIC purposes is unclear and the value of which is highly speculative. For the same reason and also taking into account the effect of the Company’s sale of its stake in Yanacocha on February 7, 2022, even if we were not a PFIC for our 2021 taxable year, we cannot assure you that we will not become a PFIC with respect to our current taxable year. Furthermore, because a determination of our PFIC status is based on our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, involves the application of complex tax rules, including the application of proposed United States Treasury Regulations, on which we are entitled to rely until they are finalized, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

ITEM 11.Quantitative and Qualitative Disclosures About Market Risk

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

Commodity Contracts

Gold, silver, lead and copper hedging and sensitivity to market price

Our revenues and earnings are to a great extent influenced by world market prices for gold, copper, silver, zinc and lead that fluctuate widely and over which we have no control. We and our wholly owned subsidiaries are completely unhedged as to the price at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

As of March 31, 2022, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to December 2022, El Brocal had outstanding hedging commitments amounting to 24,500 fines tons of copper at an average fixed price of US$9,476 per ton and 6,000 fines tons of zinc at an average fixed price of US$3,716 per ton.

Cerro Verde has informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2022.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. Dollar (Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations. See Note 35(a).1.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 35(a.3) to the Consolidated Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

ITEM 12.Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by making deductions from cash distributions,by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The following table summarizes the fees and expenses payable by holders of ADSs:

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

Fees Incurred in Past Annual Period

From January 1, 2021 to May 13, 2022, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

PART II

ITEM 13.Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2021, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective at providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2021.

Our independent registered public accounting firm Tanaka, Valdivia & Asociados S. Civil de R.L., has issued an attestation report on our internal control over financial reporting, which is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañia de Minas Buenaventura S.A.A. and subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Compañia de Minas Buenaventura S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Compañia de Minas Buenaventura S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated May 13, 2022, expressed an unqualified opinion thereon.

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

Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

/s/ Carlos Francisco Valdivia Valladares

Lima, Peru.

May 13, 2022

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.Audit Committee Financial Expert

The Board of Directors has determined that Mr. Marco Antonio Zaldívar is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Zaldívar and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the New York Stock Exchange’s, (NYSE), Listed Company Manual.

ITEM 16B.Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions, as well as all other employees. Our code of business conduct and ethics is posted on our website, and within five days following the date of any amendment or waiver we intend to disclose any amendments to or waivers from our code of business conduct and ethics on, our website, which is located at http://www.buenaventura.com. The information on our website is not a part of, nor incorporated into, this document.

ITEM 16C.Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Tanaka, Valdivia & Asociados S. Civil de R.L., a member firm of Ernst & Young Global Limited, be elected as the independent auditor for 2021. Tanaka, Valdivia & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2020 and 2021, for which audited Consolidated Financial Statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Tanaka, Valdivia & Asociados S. Civil de R.L. for 2020 and 2021.

	Year ended December 31,
	2020		2021
Audit Fees	US$	1,162,253	1,281,656
Tax Fees	US$	120,788	24,086
All other fees	US$	—	18,000
Total	US$	1,283,041	1,323,742

Audit Fees. Audit fees in the above table are the aggregate fees billed by Tanaka, Valdivia & Asociados S. Civil de R.L. in connection with the audit of our annual Consolidated Financial Statements, the review of our quarterly Consolidated Financial Statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2020 and 2021.

Tax Fees. Tax fees in the above table are fees billed by Tanaka, Valdivia & Asociados S. Civil de R.L. in connection with review of income tax filings.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2020 and 2021.

ITEM 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2021, neither we nor any person acting on our behalf made any purchase of our Common Shares.

ITEM 16F.Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.Corporate Governance

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

The listing standards for the NYSE also require that U.S. domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the board of directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and do not require that these special governance bodies be composed partially or entirely of independent directors. We maintain four committees, which include the Audit Committee, the Compensation and Nominating Committee, the Corporate Governance Committee and the Innovation and Sustainability Committee. Our Board has determined that our Audit Committee is composed entirely of independent directors, as defined in the NYSE’s Listed Company Manual.

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

ITEM 16H.Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.Consolidated Financial Statements

Not applicable.

ITEM 18.Consolidated Financial Statements

Please refer to Item 19.

ITEM 19.Exhibits

Page

(a) Index to Consolidated Financial Statements and Schedules

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-1

MINERA YANACOCHA S.R.L.	F-134

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-216

(b)Index to Exhibits
1.1

By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.1

Description of Securities Other than Equity Securities (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2019, filed on April 10, 2020).

2.2

Indenture, dated as of July 23, 2021, among Compañía de Minas Buenaventura S.A.A., as issuer, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético de Huancavelica S.A, as subsidiary guarantors, and The Bank of New York Mellon, as trustee.

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

11	Code of Conduct and Ethics (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

96.1	Technical Report Summary on Cerro Verde – SK 1300 Report. †

96.2	Technical Report Summary on San Gabriel – SK 1300 Report.†

96.3	Technical Report Summary on Trapiche – SK 1300 Report.†

96.4	Technical Report Summary on El Brocal – SK 1300 Report.†

96.5	Technical Report Summary on Coimolache – SK 1300 Report.†

96.6	Technical Report Summary on Tambomayo – SK 1300 Report.†

96.7	Technical Report Summary on Uchucchacua – SK 1300 Report.†

96.8	Technical Report Summary on Orcopampa – SK 1300 Report.†

101	Interactive Data Files†
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ DANIEL DOMÍNGUEZ
Daniel Domínguez
Chief Financial Officer

Dated: May 13, 2022

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

2.1

Description of Securities Other than Equity Securities (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2019, filed on April 10, 2020).

2.2

Indenture, dated as of July 23, 2021, among Compañía de Minas Buenaventura S.A.A., as issuer, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético de Huancavelica S.A, as subsidiary guarantors, and The Bank of New York Mellon, as trustee.

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

11	Code of Conduct and Ethics. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

96.1	Technical Report Summary on Cerro Verde – SK 1300 Report. †

96.2	Technical Report Summary on San Gabriel – SK 1300 Report.†

96.3	Technical Report Summary on Trapiche – SK 1300 Report.†

96.4	Technical Report Summary on El Brocal – SK 1300 Report.†

96.5	Technical Report Summary on Coimolache – SK 1300 Report.†

96.6	Technical Report Summary on Tambomayo – SK 1300 Report.†

96.7	Technical Report Summary on Uchucchacua – SK 1300 Report.†

96.8	Technical Report Summary on Orcopampa – SK 1300 Report.†

101	Interactive Data Files†
†	Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019 and Report of Independent Registered Public Accounting Firm

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019, and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (together the Group) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) the Group´s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 13, 2022 expressed an unqualified opinion thereon.

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

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of mining concessions, development costs, right-of-use asset, property, plant and equipment
Description of the Matter

At December 31, 2021, the net carrying value of the Group’s mining concessions, development costs, right-of-use asset, and property, plant and equipment was US$1,538 million. Related disclosures are included in Note 2.4(n) and Note 11(b) to the consolidated financial statements. The Group reviews and evaluates its mining concessions, development costs, right-of-use asset, and property, plant and equipment for impairment at least annually, or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable at the Cash Generating Unit level (CGUs). When the Group determines the existence of significant impairment indicators, management performs an assessment to determine whether an impairment has occurred. An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. On the other hand, a previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset or CGU’s recoverable amount since the last impairment loss was recognized. The Company has estimated the value in use (VIU) at the CGU level to test for impairment. During 2021, the Group recognized an impairment in long lived assets of the Group’s Rio Seco CGU of US$19.9 million and a reversal of impairment in the La Zanja CGU of US$5.0 million.

Auditing the Group´s long-lived assets impairment tests was complex and highly judgmental due to the significant estimation required to determine the VIU of each CGU. In particular the VIU estimates were sensitive to significant assumptions, among others, the production volumes, current life of mine plans, market-based commodity price assumptions, discount rates that reflect the current market assessments of the time value of money and the risks specific to the CGU, including estimated quantities of recoverable minerals and residual value.

Report of Independent Registered Public Accounting Firm (continued)

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group´s impairment review process, including controls over the Group’s process for identifying and evaluating potential impairment and reversal indicators, management´s review of the significant assumptions described above, projected financial information and the methodology used to develop such estimates.

To test the estimated VIU of the Group´s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis.

We assessed the projected financial information by comparing forecasted commodity prices to available market information and internal business plans. We also assessed the future production levels used in the impairment analyses, which are based on the life of mine plans by comparing them to historical estimates, actual results and inspected supporting analyses.

We involved our valuation specialists to assist in comparing market-based commodity price assumptions used against market data including a range of analysts’ forecasts. Additionally, our valuation specialists evaluated the discount rates used against current industry and economic trends as well as the Group-specific risk premiums applied. We also performed sensitivity analyses over changes in the discount rates and commodity price assumptions to evaluate the change in the recoverable amount of the CGU that would result from changes in the assumptions.

The Group engages independent consultants to validate the estimated quantity of recoverable minerals reserves performed by management’s qualified persons, which were used in the impairment analyses. We inspected the independent consultants’ reports and evaluated their competence and objectivity as well as the competence of management’s qualified persons. Furthermore, we evaluated the Group´s estimated quantities of recoverable minerals by comparing them with the historical operating performance of the CGUs.

Furthermore, we evaluated the disclosure of this matter in Note 2.4(n) and Note 11(b) to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm (continued)

Uncertain tax positions

Description of the Matter

As disclosed in Note 31(d) to the consolidated financial statements, the Group has identified certain income tax-related contingencies associated to the tax years of 2007 through 2010, 2013 and 2014. In these years, relevant taxation authorities have challenged the tax treatment applied by the Group under the income tax law in Peru. As of December 31, 2021 the Group has recognized an income tax receivable for an amount of $591.8 million, resulting from payments made to the taxation authorities as part of the tax claim process in Peru but for which the Group is disputing the validity of the taxation authorities’ assessment. The Group has disclosed, but has not recorded a provision related to these matters, as management has concluded that the criteria for recognition of an income tax liability under IFRS has not been met and that the amounts paid to date are recoverable based upon the technical merits of the income tax positions taken by the Group.

Uncertainty in a tax position may arise where there is an uncertainty as to the meaning of the tax law, or the applicability of the tax law to a particular transaction or both. The Group uses significant judgment to determine whether, based on the technical merits, a tax position is more likely than not to be sustained and in the determination of the recoverable amount of the income tax receivable that qualifies for recognition.

Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of income tax receivables, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to the complexity and judgement used by the Group in the assessment based on interpretations of the income tax legislation and legal rulings in Peru.

Report of Independent Registered Public Accounting Firm (continued)

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s accounting process for income taxes, including uncertain tax positions and tax contingencies, for example, we tested the controls over management’s review of the technical merits of tax positions, disputed tax assessments and the determination and approval of the recoverable amount of the income tax receivable.

Our audit procedures included, among others, evaluating the assumptions used by the Group to develop its uncertain tax positions based on relevant Peruvian income tax laws, including the inspection of the Group´s internal and external counsel analysis of these matters.

In addition, we involved our tax subject matter professionals to assess the technical merits of the Group’s tax position and to evaluate the application of relevant tax law and accounting guidance in assessing the recognition and recoverability of the related income tax receivables.

Furthermore, we evaluated the disclosure of this matter in Note 31(d) to the consolidated financial statements.

/s/ Carlos Francisco Valdivia Valladares

Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

We have served as the Group‘s auditor since 2002

Lima, Peru

May 13, 2022

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2021 and 2020

	Notes	2021	2020
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	6	376,999	235,449
Trade and other receivables, net	7(a)	240,432	230,830
Inventories, net	8(a)	86,264	77,327
Income tax credit		15,456	19,837
Prepaid expenses	9(a)	20,394	25,709
		739,545	589,152
Non-current assets
Trade and other receivables, net	7(a)	635,832	102,347
Inventories, net	8(a)	12,802	23,637
Investments in associates and joint venture	10(a)	1,422,295	1,488,775
Mining concessions, development costs, right-of-use asset, property, plant and equipment, net	11(a)	1,537,870	1,650,361
Investment properties, net		—	186
Deferred income tax asset	30(b)	164,351	73,850
Prepaid expenses	9(a)	23,920	24,806
Other assets, net	12(a)	25,196	26,503
		3,822,266	3,390,465
Total assets		4,561,811	3,979,617

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	13	50,000	65,793
Trade and other payables	14(a)	259,641	196,140
Provisions and contingent liabilities	15(a)	81,039	51,816
Income tax payable		3,026	3,162
Financial obligations	16(a)	179,417	25,086
Hedge derivative financial instruments	34	6,976	18,439
		580,099	360,436
Liability directly associated with the held for sale investment in Yanacocha	10(b)	264,838	—
		844,937	360,436
Non-current liabilities
Trade and other payables	14(a)	3,037	2,742
Provisions and contingent liabilities	15(a)	232,288	249,596
Financial obligations	16(a)	878,558	506,567
Contingent consideration liability	29(c)	17,718	22,100
Deferred income tax liabilities	30(b)	46,742	38,319
		1,178,343	819,324
Total liabilities		2,023,280	1,179,760

Equity, net	17
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,270	163,194
Other reserves		269	269
Retained earnings		1,239,526	1,503,785
Other reserves of equity		(4,477)	(9,526)
Shareholders' equity, net attributable to owners of the parent		2,368,326	2,627,460
Non-controlling interest	18(a)	170,205	172,397
Total equity, net		2,538,531	2,799,857
Total liabilities and equity, net		4,561,811	3,979,617

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2021, 2020 and 2019

	Notes	2021	2020	2019
		US$(000)	US$(000)	US$(000)

Continuing operations
Sales
Sales of goods	20(b)	863,470	637,619	821,930
Sales of services	20(b)	21,052	20,285	23,661
Royalty income	20(b)	15,928	18,638	22,297
Total sales		900,450	676,542	867,888

Operating costs
Cost of sales of goods, excluding depreciation and amortization	21(a)	(529,731)	(393,888)	(512,874)
Unabsorbed cost due to production stoppage	22	(25,509)	(27,758)	—
Cost of sales of services, excluding depreciation and amortization	21(b)	(1,269)	(1,554)	(3,378)
Depreciation and amortization		(187,211)	(189,620)	(226,335)
Exploration in operating units	23	(56,412)	(28,044)	(44,163)
Mining royalties	24	(12,974)	(11,749)	(12,832)
Total operating costs		(813,106)	(652,613)	(799,582)
Gross profit		87,344	23,929	68,306

Operating expenses, net
Administrative expenses	25	(67,585)	(67,185)	(76,297)
Selling expenses	26	(20,827)	(18,533)	(24,313)
Exploration in non-operating areas	27	(11,270)	(8,475)	(11,879)
Write-off of stripping activity asset	11(g)	(6,763)	(11,633)	—
Reversal (provision) of contingencies and others		(2,687)	(4,150)	2,968
Impairment recovery (loss) of long-lived assets	11(b)	(14,910)	2,083	(2,083)
Other, net	28	(29,260)	2,690	(11,090)
Total operating expenses, net		(153,302)	(105,203)	(122,694)
Operating loss		(65,958)	(81,274)	(54,388)

Share in the results of associates and joint venture	10(b)	240,450	62,702	89,290
Finance income	29(a)	5,952	2,411	6,050
Finance costs	29(a)	(60,629)	(37,822)	(42,173)
Net loss from currency exchange difference		(18,686)	(4,116)	(734)
Profit (loss) before income tax		101,129	(58,099)	(1,955)

Current income tax	30(c)	(20,375)	(9,924)	(11,911)
Deferred income tax	30(c)	44,046	(15,506)	37,501
Total income tax		23,671	(25,430)	25,590
Profit (loss) from continuing operations		124,800	(83,529)	23,635

Discontinued operations
Net loss from discontinued operations attributable to equity holders of the parent	1(e)	(387,604)	(66,810)	(52,094)
Loss for the year		(262,804)	(150,339)	(28,459)

Attributable to:
Equity holders of the parent		(264,075)	(135,718)	(12,208)
Non-controlling interest	18(a)	1,271	(14,621)	(16,251)
		(262,804)	(150,339)	(28,459)

Basic and diluted loss per share attributable to equity holders of the parent, stated in U.S. dollars	17(e)	(1.04)	(0.53)	(0.05)
Profit (loss) from continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in U.S. dollars	17(e)	0.49	(0.27)	0.16
Loss from the discontinued operations, per basic and diluted share, express in U.S. dollars	17(e)	(1.53)	(0.26)	(0.21)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2021, 2020 and 2019

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Net loss	(262,804)	(150,339)	(28,459)

Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods
Net change in unrealized gain (loss) on cash flow hedges, note 34	11,463	(18,439)	(2,759)
Income tax effect, note 30(a)	(3,382)	5,440	813
Unrealized gain on investments	(335)	264	(291)
	7,746	(12,735)	(2,237)
Total other comprehensive income (loss), net of income tax	(255,058)	(163,074)	(30,696)

Attributable to:
Equity holders of the parent	(259,026)	(143,933)	(12,816)
Non-controlling interests	3,968	(19,141)	(17,880)
	(255,058)	(163,074)	(30,696)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2021, 2020 and 2019

	Attributable to equity holders of the parent
	Capital stock, net of
	treasury shares
	Number of			Additional				Other		Non-
	shares	Common	Investment	paid-in	Legal	Other	Retained	reserves		controlling	Total
	outstanding	shares	shares	capital	reserve	reserves	earnings	of equity	Total	interest	equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2019	253,715,190	750,497	791	218,450	163,115	269	1,674,749	(703)	2,807,168	221,058	3,028,226

Net loss	—	—	—	—	—	—	(12,208)	—	(12,208)	(16,251)	(28,459)
Other comprehensive loss	—	—	—	—	—	—	—	(608)	(608)	(1,629)	(2,237)
Total other comprehensive loss	—	—	—	—	—	—	(12,208)	(608)	(12,816)	(17,880)	(30,696)

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	(22,098)	—	(22,098)	(6,500)	(28,598)
Other changes in equity	—	—	—	—	—	—	(785)	—	(785)	—	(785)
Expired dividends, note 17(c)	—	—	—	—	53	—	—	—	53	—	53
As of December 31, 2019	253,715,190	750,497	791	218,450	163,168	269	1,639,658	(1,311)	2,771,522	196,678	2,968,200

Net loss	—	—	—	—	—	—	(135,718)	—	(135,718)	(14,621)	(150,339)
Other comprehensive loss	—	—	—	—	—	—	—	(8,215)	(8,215)	(4,520)	(12,735)
Total other comprehensive income (loss)	—	—	—	—	—	—	(135,718)	(8,215)	(143,933)	(19,141)	(163,074)

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	—	(5,140)	(5,140)
Other changes in equity	—	—	—	—	—	—	(155)	—	(155)	—	(155)
Expired dividends, note 17(c)	—	—	—	—	26	—	—	—	26	—	26

As of December 31, 2020	253,715,190	750,497	791	218,450	163,194	269	1,503,785	(9,526)	2,627,460	172,397	2,799,857
Net loss	—	—	—	—	—	—	(264,075)	—	(264,075)	1,271	(262,804)
Other comprehensive loss	—	—	—	—	—	—	—	5,049	5,049	2,697	7,746
Total other comprehensive income (loss)	—	—	—	—	—	—	(264,075)	5,049	(259,026)	3,968	(255,058)

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	—	(6,160)	(6,160)
Other changes in equity	—	—	—	—	—	—	(184)	—	(184)	—	(184)
Expired dividends, note 17(c)	—	—	—	—	76	—	—	—	76	—	76
As of December 31, 2021	253,715,190	750,497	791	218,450	163,270	269	1,239,526	(4,477)	2,368,326	170,205	2,538,531

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2021, 2020 and 2019

		2021	2020	2019
	Notes	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales		945,631	708,196	783,000
Dividends received from related parties	32(a)	148,411	3,649	33,388
Recovery of taxes		28,191	42,967	45,712
Royalty received		17,074	18,954	23,001
Dividends received from other investments		3,350	2,500	1,126
Proceeds from insurance claim	28(b)	2,358	4,381	—
Interest received		207	1,658	4,265
Payments to suppliers and third parties, and other net		(608,689)	(434,591)	(589,852)
Payments for tax litigation	7(c)	(552,639)	(22,386)	(36,322)
Payments to employees		(125,773)	(129,353)	(137,300)
Income tax and royalties paid to Peruvian State		(34,157)	(25,708)	(24,935)
Interest paid		(14,504)	(21,653)	(28,266)
Payments of royalties		(6,970)	(6,180)	(4,741)
Net cash and cash equivalents provided by (used in) operating activities		(197,510)	142,434	69,076

Investing activities
Proceeds from sale of investments		3,640	—	—
Proceeds from sale of property, plant and equipment	7(f)	739	24,416	726
Acquisition of investment in associate	10(d)	—	(13,453)	—
Additions to property, plant and equipment	11(a)	(90,309)	(71,546)	(102,627)
Payments for acquisition of other assets	12(a)	(357)	(1,641)	(3,700)
Net cash and cash equivalents used in investing activities		(86,287)	(62,224)	(105,601)

Financing activities
Senior notes bonds issued, net of issuance costs	16(b)	539,300	—	—
Proceeds from bank loans	13	50,000	18,019	55,000
Decrease (increase) of bank accounts in trust	7(h)	17	2,134	(166)
Payments of bank loans	13	(65,793)	(7,197)	(95,000)
Short-term and low value lease payments		(35,985)	(19,549)	(22,011)
Increase of restricted time deposits	7(d)	(29,242)	—	—
Payments of financial obligations	16(g)	(21,585)	(38,994)	(186,152)
Lease payments	16(g)	(5,205)	(4,080)	(7,596)
Dividends paid to non-controlling interest	17(d)	(6,160)	(5,140)	(6,500)
Proceeds from financial obligations	16(g)	—	—	161,894
Dividends paid to controlling interest	17(d)	—	—	(22,098)
Net cash and cash equivalents provided by (used in) financing activities		425,347	(54,807)	(122,629)

Increase (decrease) in cash and cash equivalents for the year, net		141,550	25,403	(159,154)
Cash and cash equivalents at beginning of year		235,449	210,046	369,200
Cash and cash equivalents at year-end		376,999	235,449	210,046

Financing and investing activities not affecting cash flows:
Changes in estimates of mine closures plans	15(b)	(3,272)	31,558	26,722
Leases additions	16(g)	2,972	5,213	19,885

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2021, 2020 and 2019

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

The Company operates directly four operating mining units in Peru (Uchucchacua, Orcopampa, Julcani and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Company has a controlling interest in (i) Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; (ii) Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; (iii) El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and (iv) other entities dedicated to energy generation and transmission services, and other activities. All these activities are carried out in Peru. In addition, the Group has a non-significant subsidiary in Mexico related to exploration activities.

Temporary suspension of production at the Uchucchacua mining unit -The Uchucchacua mining unit has presented operational problems that were aggravated by the COVID-19 pandemic (delays in the preparation and exploration of the mine), which forced the Company to reduce the production estimates announced for the years 2020 and 2021. For this reason, on October 15, 2021 Buenaventura requested that the Ministry of Energy and Mines, approve the temporary suspension of activities at its Uchucchacua mine, specifically those related to mining exploitation activities.

The Company's management has estimated that the temporary suspension at the Uchucchacua mining unit will not significantly affect the cash flows originally estimated for the years 2021 and 2022 and, on the contrary, it will allow all the efforts of the operations team to be focused on implementing measures aimed at achieving efficiencies and reducing the cost of operations by the time it is decided to restart. The Company's management evaluated and concluded that there is no impairment of the assets of the Uchucchacua mining unit as a result of the analysis of the recoverable amount based on its value in use, as the temporary stoppage has not significantly affected the value in use.

During the temporary suspension of production, measures will be implemented that will aim to achieve greater operational efficiency, focused on the new strategy for the period 2021 - 2023 focused on exploration activities, re-engineering or redesign of the mine, and on the development of the Yumpag project. Additionally, during the period of temporary suspension of production, the Company will focus on improving the relationship with local communities and will continue with the work related to environmental commitments, such as monitoring, water treatment, waste collection, progressive mine closure, among others.

As a result, the industrial activities in the subsidiary Procesadora Industrial Río Seco S.A. (which receives raw materials from the Uchucchacua mining unit) are suspended until the restart of Uchucchacua’s operations. As of December 31, 2021, the Group had recognized an impairment in this subsidiary; see detail in note 11(b).

Notes to the consolidated financial statements (continued)

(c)          Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2021 were approved and authorized for issue by the Board of Directors on April 28, 2022 and were approved for issuance in the Group’s annual report on form 20-F by the Group’s Chief Executive Officer and Chief Financial Officer on May 13, 2022; and subsequent events have been considered through May 13, 2022 (See note 37).

(d)         The consolidated financial statements include the financial statements of the following companies:

	Country of
	incorporation	Ownership as of December 31,
	and business	2021		2020
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía de Minas Buenaventura S.A.A. (*)	Peru	100.00	—	100.00	—
Compañía Minera Condesa S.A.	Peru	100.00	—	100.00	—
Compañía Minera Colquirrumi S.A.	Peru	100.00	—	100.00	—
Sociedad Minera El Brocal S.A.A (**)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (**)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	Peru	53.06	—	53.06	—
Minera Julcani S.A. de C.V.	Mexico	99.80	0.20	99.80	0.20
Compañía de Minas Buenaventura Chile Ltda. (***)	Chile	—	—	90.00	10.00
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	—	70.00	—
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	—	100.00	—
Empresa de Generación Huanza S.A.	Peru	—	100.00	—	100.00

Insurance brokerage:
Contacto Corredores de Seguros S.A.	Peru	99.98	0.02	99.98	0.02
Contacto Risk Consulting S.A. (liquidated (****))	Peru	—	—	—	98.00

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	—	100.00	—

(*)         Includes four operating mining units in Peru (Uchucchacua, Orcopampa, Julcani and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel).

(**)       As of December 31, 2021 and 2020, the participation of the Company in the voting rights of El Brocal is 61.43%. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), the Group’s subsidiary (100 % as of December 31, 2021 and 2020), has an interest in El Brocal’s capital stock, through which the Company holds an indirect participation in El Brocal of 58.24% as of December 31, 2021 and 2020.

(***)     On January 21, 2021, the Company sold 100% of its shares of Compañía de Minas Buenaventura Chile Ltda., which were presented as financial investments as of December 31, 2020. The sales price was US$30,000 which has been fully collected.

(****)    During December 2021, the liquidation of this subsidiary was made.

Notes to the consolidated financial statements (continued)

(e)          Discontinued operations

During December 2021, Buenaventura management classified its investment in Minera Yanacocha S.R.L (hereinafter "Yanacocha") as held for sale, the amount of which as of December 31, 2021 was a liability of US$264,838,000.

According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the Group's management determined that its operation in Yanacocha qualified to be recognized as a discontinued operation, and reclassified the effects recorded in the income statement to the caption "Net loss from discontinued operations attributable to equity holders of the parent” for the comparative years 2020 and 2019.

On February 7, 2022, Buenaventura entered into binding agreements with Newmont Corporation (hereinafter “Newmont”) to sell its total interest in Yanacocha, see detail in note 10(b).

During 2021 Yanacocha recorded a loss in the result of the year amounting to US$967.7 million, due primarily to the provision for the closure of mines of the Conga mining project for US$1,253 million (US$546.8 million attributable to the participation of Buenaventura).

	2021	2020	2019
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:
Sales of goods	529,817	620,162	739,302

Other comprehensive income (loss)	(643)	(123)	1,246

Net loss	(967,682)	(165,449)	(95,257)

Share in results	(422,394)	(72,219)	(41,580)

During 2020, the Group sold its Mallay mining unit classified as discontinued during 2019 under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The sales price was US$10 million (US$8.5 million plus Value added tax) with a related cost of US$3.6 million net of income from the reversal of provision for mining unit closure of

Notes to the consolidated financial statements (continued)

US$5.1 million. As of December 31, 2021, the buyer has refinanced the first installment that was due in December 2021. The Company expects to collect it the balance in 2022.

For the years ended December 31, 2021, 2020 and 2019, the mining units with discontinued operations were Yanacocha, Mallay, Poracota and Shila-Paula are presented below:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Sales	—	(1)	97
Cost of sales	—	—	(2)
Gross profit (loss)	—	(1)	95

Operating income (expenses), net
Discontinued operation of Yanacocha	(422,394)	(72,219)	(41,580)
Changes in provision for closure of mining units, note 15(b)	(3,021)	(58)	(1,912)
Reversal (provision) of contingent and others	(2,136)	13	(134)
Changes in environmental liabilities provision	(1,014)	—	—
Administrative expenses	(335)	(1,117)	(8,009)
Depreciation and amortization, note 11(h)	(14)	(2,126)	(39)
Income from sale of development costs, property, plant and equipment (sale of Mallay mining unit)	—	7,976	—
Reversal of provision for closure of mining unit (sale of Mallay mining unit), note 15(b)	—	5,093	—
Reversal of provision for impairment of value of inventory (sale of Mallay mining unit), note 8(c)	—	1,220	—
Income from sale of supplies (sale of Mallay mining unit)	—	606	—
Cost of sale of development costs, property, plant and equipment, note 11(a)	—	(3,099)	(44)
Cost of sale of supplies (sale of Mallay mining unit)	—	(1,711)	—
Impairment of value of inventory, note 8(c)	—	(377)	(320)
Others, net	(79)	(846)	117

Total operating expenses, net	(428,993)	(66,645)	(51,921)

Operating loss	(428,993)	(66,646)	(51,826)
Finance costs, note 15(b)	(25)	(176)	(266)
Net gain (loss) from currency exchange difference	—	12	(2)
Loss before income tax	(429,018)	(66,810)	(52,094)
Income tax	41,414	—	—

Loss from discontinued operations	(387,604)	(66,810)	(52,094)

The net cash flows used by the mining units with discontinued operations are presented below:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Operating activities	—	—	(2)
Investing activities	—	—	—
Decrease in cash and cash equivalents for the year	—	—	(2)

(f)          COVID-19 (Corona Virus Disease 2019) in Peru

The Group’s operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of coronavirus COVID-19. Since March 15, 2020, and by means of Supreme Decree No. 044-2020, the Peruvian State declared a State of National Emergency and mandatory social isolation for an initial period of fifteen calendar days, with subsequent extensions. During the initial phase, constitutional rights related to personal freedom and security, inviolability of the home and freedom of assembly were restricted, except for the provision and access to certain services

Notes to the consolidated financial statements (continued)

and essential goods, such as those related to financial institutions, insurance and pensions, as well as complementary and related services. Operations at a national level have now resumed according to a phase plan issued by the Peruvian State.

In March, April, May and June 2020, direct operations of the Group were limited to those that are critical to ensuring the functionality of the mine pumping systems, water treatment plants, energy supply, hydroelectric substations, health services and overall minimum safety conditions, administrative supervision, security conditions, including filling and general support, among others. The production stoppage dates were as follows:

Phase 1 (initiated on May 16, 2020)

●	Tambomayo
●	Uchucchacua
●	El Brocal (Tajo Norte and Marcapunta)

Phase 2 (initiated on June 16, 2020)

●	Orcopampa
●	Julcani
●	La Zanja

Considering that the start of the quarantine began in the second half of March, the Group's mining units have operated below the planned volume for 2020, which is reflected in the variation in sales. In 2020, the Group's unabsorbed cost due to production stoppage amounted to a total amount of US$27.8 million (net of intercompany eliminations), see note 22.

Depreciation and amortization incurred during the production stoppage amounts to US$10.8 million for the year 2020, which is included in “Depreciation and amortization” caption in the consolidated statements of profit or loss.

In January 2021, in response to the significant increase in the number of infections, the number of deaths and the saturation of the health system, the Peruvian Government decreed compulsory social immobilization in ten regions of the country, with the exception of some sectors such as agriculture, energy, hydrocarbons, mining, construction, etc., thus it did not affect the Company's operations. This second confinement phase, had an initial period of fifteen days from January 31, being extended by 14 days until February 28, 2021. As of March 1, 2021 and for an initial period of 14 days (which continued to be renewed throughout 2021 and into 2022), new measures have been applied to mitigate the COVID-19 pandemic in the country.

The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Group cannot predict the possible impact on the world, the Peruvian economy, the international financial markets, or ultimately on the Group’s financial condition. However, as part of the business continuity and progress of operations, the Group has been executing its business plan, which expects that sales levels will continue to increase in the short and medium term, considering normal regularization of operations, the current commercial landscape and increase in metal prices.

2.     Basis for preparation, consolidation and accounting policies

2.1.     Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Notes to the consolidated financial statements (continued)

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

Reclassifications of comparative information –

The Group reclassified current and non-current liabilities for US$16,184,000 and US$2,742,000, respectively, in the balances as of December 31, 2020 in accordance with IAS 1 - Presentation of Financial Statements. These concepts were presented together with the “Provisions and contingent liabilities” and are now presented as part of the “Trade and other payables” caption of the consolidated financial statement as of December 31, 2020.

	As of		As of
	December 31,		December 31,
	2020		2020
	(Audited)	Reclassifications	(Reclassified)
	US$(000)	US$(000)	US$(000)

Consolidated statements of financial position -
Current liabilities
Trade and other payables	179,956	16,184	196,140
Provisions and contingent liabilities	68,000	(16,184)	51,816

Non-current liabilities
Trade and other payables	—	2,742	2,742
Provisions and contingent liabilities	252,338	(2,742)	249,596

The Group reclassified income from dividends for US$3,625,000 in the balances as of December 31, 2019 in accordance with IAS 1 - Presentation of Financial Statements. These concepts were presented together with "Financial income" and are now presented as part of the caption "Other, net" of the consolidated statement of income as of December 31, 2019.

	For the year		For the year
	ended		ended
	December 31,		December 31,
	2019		2019
	(Audited)	Reclassifications	(Reclassified)
	US$(000)	US$(000)	US$(000)
Consolidated statements of profit or loss -
Finance income	9,675	(3,625)	4,125
Other, net	(14,715)	3,625	(16,093)

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

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

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

All intra-group assets and liabilities, equity, revenue, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3.      Changes in accounting policies and disclosures -

Certain standards and amendments became effective in 2021; however, they did not have a material impact on the consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 -

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

Notes to the consolidated financial statements (continued)

-A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

-Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

-Temporary relief provided to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

On March 5, 2021, the UK authorities confirmed that London IBOR rates would cease to be published with effect as of December 31, 2021 at all terms and in all currencies except for U.S. dollars, publication of which would continue until June 30, 2023 to facilitate the transition of current contracts. Due to this reform, which will apply to the Group through June 30, 2023, at the reporting date the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 had no impact on the consolidated financial statements.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16 -

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession in the same way it would account for the change under IFRS 16 if the change were not a lease modification. The amendment was intended to apply until June 30, 2021, but as the impact of the pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Group has not received Covid-19-related rent concessions but plans to apply the practical expedient if it becomes applicable to it in subsequent periods.

2.4.      Summary of significant accounting policies –

(a)	Foreign currencies -

The Group´s consolidated financial statements are presented in U.S. dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and the items included in the financial statements of each entity are measured using that functional currency. For consolidation purposes, each entity presents its financial statements in U.S. dollars.

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

Differences arising from the settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of a hedge. These are recognized in other comprehensive income (OCI) until the hedged items are disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognized in OCI.

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
-

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset or, (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

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

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has designated financial liabilities for contingent consideration as at fair value through profit or loss.

Financial liabilities at amortized cost (loans and borrowings) -

After initial recognition, interest-bearing loans and borrowing are subsequently measured at amortized cost using the EIR. Gains and losses are recognized in the profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

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

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

Provision (or reversal) for losses on the net realizable value are calculated based on a specific analysis conducted annually by Management and is charged to profit or loss in the period in which it determines the need for the provision (or reversal).

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

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiror.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value, with changes in fair value recognized in either profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, it is measured at fair value at the reporting date with changes in the fair value recorded in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interests held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss.

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

The consolidated statement of profit or loss reflects the Group’s share of the results of operations of the associates and joint ventures. Any change in OCI of those investees is presented, as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statements of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group´s share of profit or loss of an associate or joint venture is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax in the associates and joint ventures.

The financial statements of the associates or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss of its investment in associates or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investments in the associates and joint ventures are impaired. If there is such evidence, the Group

Notes to the consolidated financial statements (continued)

calculates the amount of impairment as the difference between the recoverable amount of the associate and it carrying value, and then recognizes the loss in the consolidated statements of profit or loss.

Upon loss of significant influence over the associate or joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate and joint ventures upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in consolidated statements of profit or loss.

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

Straight-line method:

Depreciation of assets in mining units with short useful lives or used for administrative purposes is calculated using the straight-line method of accounting. The useful lives are the following:

Years

Buildings, construction and other	2 to 11
Machinery and equipment	5 to 10
Transportation units	5
Furniture and fixtures	5 to 10
Computer equipment	3 to 4

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

ii)Lease liabilities –

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

The Group’s lease liabilities are included in the “Financial obligation” caption on the consolidated statements of financial position.

iii)Short-term leases and leases of low-value assets -

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment without renewal option. It also applies the lease of low-value assets recognition exemption to leases of office equipment, which are considered low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

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

Mining concessions represent ownership of the right of exploration and exploitation to the Group on mining properties that contains ore reserves acquired. Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare. Mining concessions are stated at cost and are amortized using a units of production method, based on proven and probable reserves. If the Group leaves these concessions, the costs associated are written off in the consolidated statements of profit or loss.

Cost includes the fair value attributable to mineral reserves and the portion of mineral resources considered probable of economic extraction at the time of a business combination.

At year-end, the Group evaluates if there is any indicator of impairment. If any indicator exists, the Group estimates the mining concession’s recoverable amount.

Mining concessions are presented in the caption of “Mining concessions, development costs, right-of-use asset, property, plant and equipment, net” in the consolidated statements of financial position.

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

Development costs –

When the Group’s Management approves the feasibility of the conceptual study of a project, the costs incurred to develop such property, including additional costs to delineate the ore body and remove impurities it contains, are capitalized as development costs and included in the “Mining concessions, development costs, right-of-use asset, property, plant and equipment, net” caption in the consolidated statements of financial position. These costs are amortized when production begins, on the units-of-production basis over the proven and probable reserves.

The development costs include:

-	Metallurgical and engineering studies.
-	Drilling and other costs necessary to delineate ore body.

Notes to the consolidated financial statements (continued)

-	Removal of the initial clearing related to an ore body.

Development costs necessary to maintain production are expensed as incurred.

(l)	Stripping (waste removal) costs -

As part of its mining operations, the Group incurs waste removal costs (stripping costs) during the development and production phases of its mining operations. Stripping costs incurred in the development phase of a mine, before the production phase commences (development stripping), are capitalized as part of the cost of constructing the mine and subsequently amortized over its useful life using the units of production method. The capitalization of development stripping costs ceases when the mine starts production.

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

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity. The production stripping cost is presented within “Mining concessions, development costs, right-of-use asset, property, plant and equipment, net” caption in the consolidated statements of financial position.

The production stripping cost is subsequently depreciated using the units of production method over the expected useful life of the portion of the ore body that has been made more accessible by the activity. This production stripping cost is stated at cost, less accumulated depreciation and accumulated impairment losses, if any.

(m)	Investment properties -

Investment properties are measured at cost, net of accumulated depreciation and impairment loss, if any. Depreciation of the investment properties is determined using the straight-line method with a useful life of 20 years.

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

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of (i) an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and (ii) its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows limited to the life of the mine.

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

Notes to the consolidated financial statements (continued)

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

Revenue from sale of concentrates and metals is recorded net of “Commercial deductions”. Commercial deductions correspond to adjustments in price for treatment and refining charges and can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price, and that are incurred after the time of sale of the applicable concentrate. The Group deems these deductions to be part of the transaction price. The normal credit term is 30 to 90 days after delivery.

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

The Group's sales of concentrates and metals are also subject to slight variations in yield that can occur while such goods are in transit to their destination due to variations in humidity, weight and ore grades. Such variations are recognized directly as part of "Sales of goods" caption within the statements of profit or loss once the Group reaches an agreement with the applicable customer in respect of final amounts sold.

Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of QP; this is considered a variable consideration. Changes in the price during the quotation period are recognized in the “Sales of goods” caption of the statements of profit or loss as "fair value of accounts receivables". See note 20(b).

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

Sales of services –

Services are recognized over time because the customer simultaneously receives and consumes the benefits provided by the Group. The Group uses the output method for measuring progress of the services as the Group has the right to invoice an amount that corresponds directly to the performance completed to date.

Significant financing components

The Group receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good to the customer and when the customer pays for that good will be one year or less.

Contract Balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2021 and 2020, the Group has no contractual assets.

Trade receivables

A receivable represents the Group´s right to an amount of consideration that is unconditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If customer pays consideration before the Group transfers the goods or services to the customer, a contract liability is recognized when the payment is made or the

Notes to the consolidated financial statements (continued)

payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract. As of December 31, 2021 and 2020, the Group has no contractual liabilities.

Cost to obtain a contract

The Group pays sales commissions as part of the sales of services in the insurance brokerage segment. The Group has elected to apply the optional practical expedient for cost to obtain a contract which allows the Group to immediately expense sales commissions because the amortization period of the assets that the Group otherwise would have used is one year or less.

Interest income -

For all financial instruments measured at amortized cost, interest income is recorded using the EIR. EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statements of profit or loss.

Royalty income -

The royalty income is recognized when the later of the following events occurs: the subsequent sales occur or the performance obligation is satisfied (or partially satisfied).

Dividends -

Dividends from investments is recognized when the Group's right to receive the payment is established, which is generally, when the investments’ shareholders approve the dividend.

Rental income -

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term and is included in “Other, net” in the consolidated statement of profit or loss due to its operating nature.

(r)	Benefits to employees -

Salaries and wages, bonuses and vacations are calculated in accordance with IAS 19 -Employee Benefits and are calculated in accordance with current Peruvian legislation on an accrual basis.

Workers’ profit sharing -

The Group recognizes workers’ profit sharing in accordance with IAS 19. Workers' profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base for current year. According to Peruvian law, the limit in the workers' profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (“FONDOEMPLEO”).

(s)	Borrowing costs -

Costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of an asset. The Group defines a qualifying asset as one which value is greater than US$5 million and requires a period greater than 12 months to get it ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

(t)	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting period.

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

Uncertain tax positions -

The Group determines whether to consider each uncertain tax position separately or together with one or more other uncertain tax positions and uses the approach that better predicts the resolution of the uncertainty. The Group determines, based on its tax compliance and transfer pricing studies whether or not it is probable that its tax positions (including those for the subsidiaries) would be accepted by the tax authorities.

Peruvian mining royalties and special mining tax -

In accordance with Law No.28258, as amended by Law No. 29788, mining royalties are either payable as the higher of (i) a specified percentage of operating profit or (ii) 1% of revenues. If the mining royalty is calculated as a percentage of operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply.

Mining royalties and the special mining tax are accounted for in accordance with IAS 12 - Income Taxes because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue-after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

Therefore, obligations arising from Mining Royalties and the Special Mining Tax are recognized as income tax under the scope of IAS 12. Both Mining Royalties and Special Mining Tax generated deferred tax assets and liabilities, which must be measured using the average rates expected to apply to operating profit in the quarter in which the Group expects the temporary differences will reverse.

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

Notes to the consolidated financial statements (continued)

(v)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement -

The Group uses derivative instruments to hedge its commodity price risk (forward commodity contracts ) and interest rate risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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

The Group’s hedges are classified as cash flow hedges. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the “Other comprehensive income (loss)” caption, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the “Finance costs” caption.

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

The "Other assets" caption includes patents and industrial property, right-of-use assets related to rights of way, and software licenses. Patents and industrial property and right-of-use assets are amortized over their useful economic lives. Software licenses are amortized using the straight-line method over useful lives of 1 to 10 years.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite live are amortized over their useful economic useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

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

3.    Significant judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. The estimates and assumptions are continuously evaluated and based on management´s experience and other facts, including the expectations about future events, which are reasonable under the current situation. Uncertainty about these estimates and assumptions could result in outcomes that require material adjustment to the carrying amount of assets and liabilities affected in future periods. Further information on each of these areas and how they affect the various accounting policies are described below and in the relevant notes to the consolidated financial statements.

3.1.  Judgments

In the process of applying the Group’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

(a)	Contingencies and uncertain tax positions-

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

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

The Group assesses the stage of each mine under development to determine when a mine moves into the production phase. The criteria used to assess the start date are determined based on the unique nature of each mining project, such as the complexity of the project and its location. The Group considers various relevant criteria to assess when the production phase is considered to have commenced. Some of the criteria used to identify the production start date include, but are not limited to:

-	Level of capital expenditure incurred compared to the original construction cost estimates.
-	Completion of a reasonable period of testing of the mine plant and equipment.
-	Ability to produce minerals in saleable form (within specifications).
-	Ability to sustain ongoing production of minerals.

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

3.2.        Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may vary due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Determination of mineral reserves and resources -

Recoverable proven and probable reserves and resources are the part of a mineral deposit than can be economically and legally extracted or produced at the time of the reserve and resources determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves and resources requires the Group to determine the size, shape and depth of its ore bodies by analyzing geological data, such as sampling of drill holes, tunnels and other underground workings. In addition to the geology of the Group’s mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods the Group uses and the related cost incurred to develop and mine its reserves and resources. The process to estimate proven and probable ore reserves and resources is audited by an independent consultant each year.

All estimated reserves and resources represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed. Changes could occur on reserve and resource estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves and resources primarily affect the depreciation of development costs, property, plant and equipment related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

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

The Group assesses its provision for closure of mining units at each reporting date using a discounted future cash flow model. In determining the amount of the provision, it is necessary to make significant assumptions and

Notes to the consolidated financial statements (continued)

estimates, because many factors exist that can affect the final amount of this provision. These factors include estimates of the extent and costs of closure activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates and periods such costs where are expected to be incurred. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future closure costs required.

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

The contingent consideration arising from a business combination is measured at fair value at the date of acquisition, as part of the business combination. If the contingent consideration is eligible to be recognized as a financial liability, the fair value is subsequently re-measured at each date of the consolidated financial statements. Determining the fair value of the contingent consideration is based on a model of discounted future cash flows. The key assumptions take into account the likelihood of achieving each goal of financial performance as well as the discount rate.

4.    Standards issued but not effective

Certain new accounting standards and interpretations have been issued that are not yet effective as of December 31, 2021, and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current -

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement
-	That a right to defer must exist at the end of the reporting period
-	That classification is unaffected by the likelihood that an entity will exercise its deferral right
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

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

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Group will apply changes in IFRS 3 prospectively for any business combination.

Notes to the consolidated financial statements (continued)

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 -

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Group as it does not generally receive proceeds from selling items while bringing an asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 –

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group evaluated and concluded that there are no changes as a result of the amendments to its existing accounting policies.

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities -

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to

IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group evaluated and concluded that there are no changes as a result of the amendments.

Definition of Accounting Estimates - Amendments to IAS 8 -

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “Accounting

Estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Group will apply changes in IAS 8 prospectively for any business combination.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 -

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

Notes to the consolidated financial statements (continued)

5.      Transactions in soles

Transactions in soles are completed using exchange rates published by the Superintendent of Banks, Insurance and A.F.P. As of December 31, 2021, the exchange rates for U.S. dollars published by this Institution were US$0.2516 for buying and US$0.2501 for selling (US$0.2764 for buying and US$0.2759 for selling as of December 31, 2020), and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2021 and 2020, the Group presents the following assets and liabilities originally denominated in soles by its equivalent in soles:

	2021	2020
	US$(000)	US$(000)

Assets
Cash and cash equivalents	8,587	8,606
Trade and other receivables	688,438	159,099
Income tax credit	15,456	19,837
	712,481	187,542

Liabilities
Trade and other payables	(72,051)	(47,705)
Income tax payable	(3,026)	(3,162)
Provisions and contingent liabilities	(21,384)	(38,574)
	(96,461)	(89,441)
Net asset position	616,020	98,101

6.    Cash and cash equivalents

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Cash	155	173
Bank accounts (b)	215,699	185,276
Time deposits (c)	161,145	50,000
	376,999	235,449

(b)	Bank accounts earn interest at floating rates based on market rates.
(c)

As of December 31, 2021 and 2020, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have maturities of less than 90 days, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

7.    Trade and other receivables, net

(a)	This caption is made up as follows

	2021	2020
	US$(000)	US$(000)
Trade receivables, net (b)
Domestic clients	135,811	129,283
Foreign clients	31,233	46,612
Related entities, note 32(b)	4,626	6,073
	171,670	181,968
Allowance for expected credit losses (i)	(22,276)	(22,128)
	149,394	159,840
Other receivables
Tax claims (c)	601,056	62,373
Value added tax credit	35,228	44,389
Other accounts receivables to third parties	28,361	28,277
Restricted time deposits (d)	29,242	—
Tax deposits (e)	12,711	12,413
Advances to suppliers	10,921	20,569
Due from for sales of assets (f)	7,481	8,233
Interest receivable	2,608	2,648
Refund applications of value added tax (g)	2,488	581
Related entities, note 32(b)	2,298	2,312
Public Works Tax Deduction	1,527	—
Bank accounts in trust (h)	359	376
Loans to third parties	350	218
Loans to personnel	460	408
Other minor	401	257
	735,491	183,054
Allowance for expected credit losses (i)	(8,621)	(9,717)
	726,870	173,337
Total trade and other receivables, net	876,264	333,177

Classification by maturity:
Current portion	240,432	230,830
Non-current portion	635,832	102,347
Total trade and other receivables, net	876,264	333,177

Classification by nature:
Financial receivables	837,021	288,207
Non-financial receivables	39,243	44,970
Total trade and other receivables, net	876,264	333,177

Classification by measurement:
Trade receivables (not subject to provisional pricing)	15,417	33,287
Trade receivables (subject to provisional pricing)	133,977	126,553
Other accounts receivables	726,870	173,337
Total trade and other receivables, net	876,264	333,177

Notes to the consolidated financial statements (continued)

(b)

Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired (except for those included in our allowance for expected credit losses, see (i)) do not yield interest and have no specific guarantees.

(c)

Corresponds to forced payments of tax debts that are in litigation and that, in the opinion of management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have been initiated, see note 31(d):

	Payment	2021	2020
Detail	Date	US$(000)	US$(000)

Buenaventura -
Payment of tax debt for fiscal year 2007 - 2008.	July - 2021	398,548	—
Payment of tax debt for fiscal year 2010.	July - 2021	89,733	—
Payment of tax debt for fiscal year 2009.	July - 2021	48,654	—
SUNAT seizure for payment on account from January to December 2009; January and February 2010.	December - 2019	30,255	33,240
Forced payment of part of the tax liability debt for fiscal year 2007.	November and December - 2020	18,130	19,918
SUNAT seizure for payment on account on Income Tax 2007-2008	January - 2021	4,823	—
Payment of the tax liability debt imputed by SUNAT in the IGV inspection process January-December 2014 to benefit from the gradual nature of the fine.	November - 2020	1,193	1,311
Inminsur's tax liability debt (absorbed by Buenaventura), by the inspection process for the years 1996-1997 and claimed in court.	May - 2017	754	1,403
Claim payment to OSINERGMIN for the year 2014.	August - 2021	587	—
Forced payment of part of the tax debt for fiscal year 2010.	December - 2020	452	498
		593,129	56,370

El Brocal -
Payment under protest of the tax liability for fiscal year 2011.	June 2014	2,113	2,322
Forced payment of part of the tax debt for fiscal year 2014.	January 2021	1,225	—
Payment of the fine for the benefit of reducing the fine for fiscal year 2015.	January 2020	251	402
		3,589	2,724
Río Seco -
Forced payment of part of the VAT tax liability for 2012.	July to September 2019	3,162	3,279

La Zanja -
Forced payment of part of the tax debt for fiscal year 2013 - 2015.	April 2021	853	—
Chaupiloma -
SUNAT seizure for income tax for fiscal year 2011	September 2021	323	—
		601,056	62,373

(d)

Corresponds to a restricted time deposit held by Minera La Zanja S.R.L. in favor of Ministry of Energy and Mines signed on January 15, 2021 until January 12, 2022 to secure current mine closure plans of its mining units and exploration projects.

(e)	Corresponds to deposits held in the Peruvian State bank, which only can be used to offset tax obligations that the Group has with the Tax Authorities.
(f)

During the first quarter of 2020, US$21,023,000 were collected related to the contract for the sale of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli - Ares and Lorema with Conelsur LT S.A.C. realized on September 5, 2019.

As of December 31, 2021 and 2020, the account receivable for the sale of assets corresponds mainly to the balance for the sale of Mallay mining unit, see note 1(c).

(g)Corresponds mainly to current year refunds applications that are pending as of December 31, 2021.

Notes to the consolidated financial statements (continued)

(h)

Corresponds mainly to collections that are deposited into restricted bank accounts that only can be used for the payment of financial obligations held by the subsidiary Empresa de Generación Huanza S.A. (hereafter “Huanza”), according to the finance lease signed with Banco de Crédito del Perú in 2009. Below is presented the movement:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance	376	2,510	2,782
Increase	—	—	166
Decrease	(17)	(2,134)	(438)

Final balance	359	376	2,510

(i)	Below is presented the movement in the allowance for expected credit losses:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance	31,845	32,022	32,102

Provision for other receivables, note 28(a)	409	4	25
Provision for trade receivables, note 25	—	126	—
Provision of the year	409	130	25
Foreign exchange difference	(197)	(307)	57
Write off during the year	(1,160)	—	(162)

Final balance	30,897	31,845	32,022

Trade receivables	22,276	22,128	22,016
Other receivables	8,621	9,717	10,006

	30,897	31,845	32,022

The allowance for expected credit losses of other receivables is related to accounts receivable from third parties. There are no allowance for expected credit losses of related parties' accounts as they are expected to be fully recoverable.

In the opinion of the Group’s management, the balance of the allowance for expected credit losses is sufficient to cover adequately the risks of non-payment as of the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

8.     Inventories

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Finished goods	1,396	2,525
Products in process (b)	41,619	52,619
Spare parts and supplies	86,825	76,937
	129,840	132,081
Provision for impairment of inventory (c)	(30,774)	(31,117)

	99,066	100,964

Classification by use:
Current portion	86,264	77,327
Non-current portion	12,802	23,637

	99,066	100,964

(b)

Products in process primarily relate to mineral in process of El Brocal for 935,448 Dried Metric Ton (DMT) amounting to US$29.1 million (1,527,521 DMT amounting to US$32.2 million as of December 31, 2020).

(c)	The provision for impairment of inventory had the following movements:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance	31,117	25,402	23,163
Continuing operations:
Finished and in progress goods, note 21(a) -
Provision	6,877	8,920	7,329
Reversal	(12,348)	(3,866)	(9,472)
	(5,471)	5,054	(2,143)
Spare parts and supplies, note 28(a) -
Provision	22,394	17,266	15,703
Reversal	(17,266)	(15,762)	(11,641)
	5,128	1,504	4,062
Discontinued operations:
Spare parts and supplies, note 1(e) -
Provision	—	1,220	843
Reversal	—	(843)	(523)
	—	377	320
Sale of discontinued mining unit, note 1(e) -	—	(1,220)	—
Final balance	30,774	31,117	25,402

In the opinion of Group’s management, the provision for impairment of inventory adequately covers the risk of obsolescence and the net realizable test as of the date of the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

9.   Prepaid expenses

(a)This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Prepaid energy services (b)	24,806	25,692
Prepaid insurance	15,588	15,794
Deferred costs of works for taxes	2,934	4,855
Other prepaid expenses	986	4,174

	44,314	50,515

Classification by maturity:
Current portion	20,394	25,709
Non-current portion	23,920	24,806

	44,314	50,515

(b)

Corresponds mainly to payments made in advance to EDEGEL for an original amount of US$31,007,190 corresponding to the right to use the capacity of the hydraulic system of EDEGEL by the subsidiary Empresa de Generación Huanza S.A. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

10.   Investments in associates and joint venture

(a)	This caption is made up as follows:

	Share in equity
	2021	2020	2021	2020
	%	%	US$(000)	US$(000)

Associates
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,305,377	1,209,126
Compañía Minera Coimolache S.A.	40.10	40.10	101,683	104,833
Tinka Resources Ltd.	19.30	19.30	11,573	12,862
Minera Yanacocha S.R.L.	43.65	43.65	—	157,835
			1,418,633	1,484,656
Joint venture (d)			2,497	2,254
Other minor investments			1,165	1,865
			1,422,295	1,488,775

Notes to the consolidated financial statements (continued)

(b)	The table below presents the net share in profit (loss) of investments:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	233,342	53,767	76,451
Compañía Minera Coimolache S.A.	8,170	10,055	12,883
Tinka Resources Ltd.	(1,098)	(868)	—
	240,414	62,954	89,334
Joint venture	36	(252)	(44)
	240,450	62,702	89,290

Investments held by the Group in its associates Minera Yanacocha S.R.L. (through its subsidiary Compañía Minera Condesa S.A.) and Sociedad Minera Cerro Verde S.A.A., represent the most relevant investments of the Group as of December 31, 2021 and 2020. Its operations are important to the Group's activities and participation in their results has been significant in relation to profits (losses) of the Group in the years 2021, 2020 and 2019. The following relevant information on these investments is as follows:

Investment in Minera Yanacocha S.R.L.-

The Group, through its subsidiary Compañía Minera Condesa S.A., has an interest of 43.65% of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”). Yanacocha is engaged in gold production and exploration and development of gold and copper in their own concessions or owned by the subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca, which signed a contract of use of mineral rights.

During December 2021, the Company's Management decided to dispose of its investment in Yanacocha, classifying it as held for sale as of December 31, 2021 and as a "Liability directly associated with the held for sale investment in Yanacocha”, see note 1(e), in order to concentrate on its existing asset portfolio, reduce its levels of financial indebtedness and improve the returns of its shareholders.

On February 7, 2022, Buenaventura entered into definitive agreements with Newmont to sell all of the shares it owned in Yanacocha for a consideration collected in full in February 2022 of US$300,000,000, as well as contingent payments linked to the production of the Sulphides Project that Yanacocha plans to develop and future increases in mineral prices, payments that can amount to up to US$100,000,000.

Additionally, the subsidiary Chaupiloma transferred all its mining concessions to Yanacocha, maintaining as consideration for this transfer a royalty equal to the one it currently receives from Yanacocha, as well as two additional royalties on concessions that may house future projects. Similarly, Newmont transferred in favor of Buenaventura its shares in the subsidiary Minera La Zanja S.R.L. (hereinafter “La Zanja”), in exchange for a royalty on the future production of said mining unit. On the other hand, Newmont paid US$45,000,000 to Buenaventura in order to cover part of the future costs of the La Zanja closure plan.

Notes to the consolidated financial statements (continued)

Key financial data -

The table below presents key financial data from the financial statements of Yanacocha under IFRS:

	2021	2020
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	931,506	1,099,590
Non-current assets	1,175,631	1,213,848
Current liabilities	(310,040)	(282,986)
Non-current liabilities	(2,441,036)	(1,706,066)

Equity	(643,939)	324,386

Group's interest	(281,079)	141,594
Goodwill	16,241	16,241
	(264,838)	157,835

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is located in Uchumayo, Arequipa, Peru.

Key financial data -

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2021	2020
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	2,157,182	1,754,888
Non-current assets	5,967,382	6,012,571
Current liabilities	(1,252,095)	(450,680)
Non-current liabilities	(745,463)	(1,681,451)

Equity	6,127,006	5,635,328

Group’s interest	1,197,614	1,101,363
Goodwill	107,763	107,763

	1,305,377	1,209,126

Notes to the consolidated financial statements (continued)

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:

Sales of goods	4,199,448	2,538,593	2,890,066

Net Income from continued operations	1,191,474	274,544	390,377

Group’s share in results	233,342	53,767	76,451

The Group's management determined that there was no objective evidence that its investment in Cerro Verde is impaired as of December 31, 2021 and 2020.

Market capitalization:

As of December 31, 2021 and 2020, total market capitalization of shares maintained by the Group in Cerro Verde was US$2,552 million and US$1,434 million, respectively (market capitalization value by each share of US$37.23 and US$20.92, respectively).

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

Key financial data -

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2021	2020
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	216,581	205,893
Non-current assets	184,635	213,073
Current liabilities	(36,521)	(45,589)
Non-current liabilities	(106,129)	(104,873)

Equity	258,566	268,504

Adjustments to conform to the accounting policies of the Group	(4,954)	(7,037)

Equity, adjusted	253,612	261,467

Group’s interest	101,683	104,833

Notes to the consolidated financial statements (continued)

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Sales of goods	215,481	203,163	241,173

Net income from continued operations	22,562	22,786	28,459
Adjustments to conform to the accounting policies	2,083	2,293	3,674

Net income, adjusted	24,862	25,079	32,133

Group’s share in results	8,170	10,055	12,883

The Group's management determined that there was no objective evidence that its investment in Coimolache is impaired as of December 31, 2021 and 2020.

Investment in Tinka Resources Ltd. (Tinka) -

Tinka is a Canadian junior exploration and development mining company with its flagship property being the project of Ayawilca. Ayawilca is carbonate replacement deposit (CRD) in the zinc-lead-silver belt of central Peru, in Cerro de Pasco, 200 kilometers northeast of Lima. Tinka is listed on the Lima and Canada Stocks Exchanges.

Key financial data -

The table below presents the key financial data from the financial statements of Tinka under IFRS:

	2021	2020
	US$(000)	US$(000)
Statements of financial position as of November 30:
Current assets	8,667	14,075
Non-current assets	50,461	50,464
Current liabilities	(211)	(876)

Equity	58,917	63,663

Adjustments to conform to the accounting policies of the Group	1,042	2,982

Equity, adjusted	59,959	66,645

Group’s interest	11,573	12,862

	2021	2020
	US$(000)	US$(000)
Statements of profit or loss for the years ended November 30:
Sales of goods	—	—

Net loss from continued operations	(1,109)	(2,311)
Adjustments to conform to the Group accounting policies	(4,583)	(2,189)

Net loss, adjusted	(5,692)	(4,500)

Group's share in results	(1,098)	(868)

Notes to the consolidated financial statements (continued)

At the date of this report, the Company's Management used the last available financial statements of the associate Tinka.

The Group’s management determined that there was no objective evidence that its investment in Tinka is impaired as of December 31, 2021 and 2020.

Market capitalization:

As of December 31, 2021 and 2020, total market capitalization of shares maintained by the Group in Tinka was US$11.0 million and US$11.9 million, respectively (market capitalization value by each share of US$0.16 and US$0.18, respectively).

(c)

The Group, through its subsidiary El Brocal, has an interest of 8% in Transportadora Callao S.A., a joint venture whose objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. In May 2014, Transportadora Callao started operations and currently its main activity is the operation of that terminal.

The table below presents the key financial data from the joint venture under IFRS:

	2021	2020
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	19,898	16,723
Non-current assets	87,634	94,505
Current liabilities	(14,403)	(10,598)
Non-current liabilities	(72,444)	(80,595)
Equity	20,685	20,035

Adjustments to conform to the Group accounting policies	10,528	9,640

Equity, adjusted	31,213	29,675

Group’s share in results	2,497	2,374

	2021	2020	2019
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:

Revenue	22,937	18,560	22,327

Net loss from continuing operations	191	(2,554)	(1,029)
Adjustments to conform to the Group accounting policies	259	(596)	479
	450	(3,150)	(550)
Group interests	36	(252)	(44)

Notes to the consolidated financial statements (continued)

(d)	Changes in this caption are as follows:

	2021	2020
	US$(000)	US$(000)

As of January 1,	1,488,775	1,488,247
Reclassification of share of the year in losses of Yanacocha to discontinued operations, note 1(e)	(422,394)	(72,219)
Reclassification to held for sale of the investment in Yanacocha	264,838	—
Net share in profit of associates and joint venture	240,450	62,702
Dividends declared and collected by associates	(148,411)	(3,649)
Equity reduction of minor investments	(580)	(119)
Unrealized results on investments	(335)	264
Translation adjustments and other	(48)	96
Acquisition of Tinka Resources Ltd.	—	13,453
As of December 31,	1,422,295	1,488,775

Notes to the consolidated financial statements (continued)

11.   Mining concessions, development costs, right-of-use asset, property, plant and equipment, net

(a)	Below is presented the movement:

	Balance as of					Balance as of					Balance as of
	January 1,			Sales	Reclassifications	December 31,				Reclassifications	December 31,
	2020	Additions	Disposals	(note 1(e))	and transfers	2020	Additions	Disposals	Sales	and transfers	2021
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Lands	17,517	133	—	—	—	17,650	—	—	—	53	17,703
Mining concessions (f)	151,873	—	—	—	—	151,873	—	—	—	—	151,873
Development costs	788,044	33,233	—	(8,657)	612	813,232	31,749	—	—	—	844,981
Buildings, constructions and other	1,359,841	99	(132)	(45,624)	28,876	1,343,060	31	(11)	—	7,315	1,350,395
Machinery and equipment	912,704	4	(419)	(42,319)	13,222	883,192	5	(393)	(249)	19,842	902,397
Transportation units	8,892	—	—	(577)	94	8,409	70	(152)	(934)	269	7,662
Furniture and fixtures	12,010	3	(74)	(408)	206	11,737	33	(98)	—	98	11,770
Units in transit	3,754	—	(373)	—	—	3,381	—	(506)	—	—	2,875
Work in progress	50,365	27,322	(325)	(30)	(42,398)	34,934	40,768	(1,838)	—	(27,577)	46,287
Stripping activity asset(g)	154,090	10,752	(11,633)	—	(612)	152,597	17,653	(6,763)	—	—	163,487
Right-of-use asset (e)	11,352	6,221	(1,314)	—	—	16,259	2,973	—	—	—	19,232
Mine closure costs	310,884	31,558	—	(6,788)	—	335,654	—	(3,272)	—	—	332,382
	3,781,326	109,325	(14,270)	(104,403)	—	3,771,978	93,282	(13,033)	(1,183)	—	3,851,044
Accumulated depreciation and amortization:
Mining concessions (f)	40,259	11	—	—	—	40,270	7	—	—	—	40,277
Development costs	328,517	21,139	—	(8,657)	—	340,999	20,582	—	—	—	361,581
Buildings, construction and other	667,319	74,719	(53)	(44,096)	435	698,324	66,445	(3)	—	928	765,694
Machinery and equipment	667,937	60,034	(265)	(40,805)	(435)	686,466	56,384	(340)	(170)	—	742,340
Transportation units	7,026	607	—	(550)	—	7,083	604	(143)	(894)	—	6,650
Furniture and fixtures	9,604	614	(46)	(348)	—	9,824	601	(97)	—	—	10,328
Stripping activity asset	88,923	22,532	—	—	—	111,455	14,039	—	—	6,665	132,159
Right-of-use asset (e)	5,167	5,145	(1,231)	—	—	9,081	4,813	—	—	—	13,894
Mine closure costs	183,844	14,785	—	(6,789)	—	191,840	14,819	—	—	7,173	213,832
	1,998,596	199,586	(1,595)	(101,245)	—	2,095,342	178,294	(583)	(1,064)	14,766	2,286,755
Provision for impairment of long-lived assets:
Mine closure costs	15,290	(2,083)	—	—	—	13,207	—	(3,828)	—	(7,173)	2,206
Development costs	10,153	—	—	—	—	10,153	—	—	—	(6,665)	3,488
Property, plant and other	2,915	—	—	—	—	2,915	19,874	(1,136)	—	(928)	20,725
	28,358	(2,083)	—	—	—	26,275	19,874	(4,964)	—	(14,766)	26,419

Net cost	1,754,372					1,650,361					1,537,870

(b)	Impairment of long-lived assets

In accordance with its accounting policies and processes, each asset or CGU is evaluated annually at year-end, to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed.

In assessing whether impairment is required, the carrying value of the asset or CGU is compared with its recoverable amount. The recoverable amount is the higher of (i) the CGU’s fair value less costs of disposal (FVLCD) and (ii) its value in use (VIU). Given the nature of the Group’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. Consequently, the recoverable amount for each CGU is estimated based on discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market-based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. Capital and operating expenditure associated with our climate change initiatives are, to the extent necessary, taken into account when determining the recoverable amount of each CGU. The Group's environmental management follows industry best practices, seeking to innovate in water management and mine closure, looking forward to supporting the sustainability of operations. The use of clean technologies to reduce fresh water consumption and waste generation, together with the application of adequate environmental protection standards and procedures in the management of operations are essential for Buenaventura. The challenges that come from higher environmental and social expectations of the environment are being addressed appropriately, encouraging research to improve the prevention and control of the environmental impacts of our activities.

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

During 2021, the Group identified impairment indicators in Orcopampa, Uchucchacua, La Zanja and Río Seco. The Group evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount of said units based on their value in use for Orcopampa, Uchucchacua, and La Zanja. As a result of the analysis of the recoverable amount as of December 31, 2021 in Río Seco (which receives raw materials from Uchucchacua mining unit), the Group recognized an impairment of assets for US$19.9 million given the suspension of operations during 2021 and until the start of operations of the Uchuchacua mining unit. In addition, the La Zanja mining recognized a reversal of impairment of US$5.0 million, the main factors considered in the impairment reversal analysis were increase of prices and operation cost reduction.

During 2020, the Group identified impairment indicators in its Julcani, Orcopampa, Uchucchacua, El Brocal and La Zanja. The Group evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount of said units based on their value in use. The main factors considered in the impairment analysis were reserves, prices and mining useful lives. As a result of the analysis of the recoverable amount as of December 31, 2020, Buenaventura recognized a reversal for impairment of long-lived assets for US$2.1 million derived from the evaluation of its Julcani mining unit ( recognized a provision for impairment for US$2.1 million as of December 31, 2019). The main factors considered in the impairment analysis were the increase in metal price projections and the life of mine plans. The recoverable amounts of the Julcani mining unit are based on management’s estimations of the value in use.

During 2019, as a result of the analysis of the recoverable amount, The Group did not recognize an impairment or reversal of long-lived assets.

Key assumptions

The determination of value in use is most sensitive to the following key assumptions:

-	Production volumes
-	Commodity prices
-	Discount rate
-	Residual value

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

Notes to the consolidated financial statements (continued)

Estimates prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

As of December 31, 2021

	2022	2023-2025
	US$	US$

Gold	1,700 /Oz	1,764 /Oz
Silver	24.00 /Oz	27.30 /Oz
Copper	8,500 /MT	8,705/MT
Lead	2,600 /MT	2,600 /MT

As of December 31, 2020

	2021	2022-2024
	US$	US$

Gold	1,800/Oz	1,747/Oz
Silver	23.00/Oz	21.20/Oz
Copper	7,250/TM	7,083/TM
Lead	1,850/TM	2,056/TM

Discount rate: In calculating the value in use, as of December 31, 2021 a discount rate after tax of 6.04%, 7.01% and 7.86% (equivalent to pre-tax rate of 9.31%, 10.81% and 12.12%) were applied to the post-tax cash flows of Buenaventura, La Zanja and Río Seco, respectively. In calculating the value in use, as of December 31, 2020, a discount rate after tax of 5.25%, 7.91% and 5.96% (equivalent to pre-tax rate of 8.09%, 12.18% and 9.19%) were applied to the post-tax cash flows of Buenaventura, El Brocal and La Zanja, respectively. These discount rates are derived from the Group’s post-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on its interest-bearing borrowings the Group is obliged to service. The Beta factors are evaluated annually based on publicly available market data.

(c)

The book value of assets held under finance leases, and assets under trustworthy equity, amounted to US$270.8 million as of December 31, 2021 (US$187.8 million as of December 31, 2020) and is presented in various items of property, plant and equipment. During 2021 and 2020, no acquisitions of assets under lease agreements were made. Leased assets are pledged as security for the related finance lease liabilities.

(d)	During 2021, 2020 and 2019, no borrowing costs were capitalized.
(e)	Right-of-use assets

The net assets for right-of-use assets maintained by the Group correspond to the following:

	2021	2020
	US$(000)	US$(000)
Transportation units	2,501	3,330
Buildings	2,088	3,370
Machinery and equipment	749	478

	5,338	7,178

Notes to the consolidated financial statements (continued)

During 2021, the additions to the right-of-use assets were US$3.0 million and no disposals were made (additions of US$6.2 million and disposals for US$1.3 million during 2020).

(f)	Mining concessions includes goodwill of El Brocal for an amount to US$34.0 million.
(g)

During June 2021, as a result of the reserves review, the subsidiary El Brocal wrote off the phase 6 for a total of 1,181,280 DMT at a value of US$6,763,000. The write-off corresponds to a new estimation of reserves of the superficial operation as a result of the topographical information. The balance as of December 31, 2021 of this phase is 5,730 DMT valued in US$118,000 which are expected to be produced during 2022.

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

(h)	Bellow is distribution of the depreciation expenses of the year:

	2021	2020
	US$(000)	US$(000)

Cost of sales	159,481	172,150
Inventories	14,089	20,708
Administrative expenses	3,730	3,752
Fixed assets	980	850
Discontinued operations, note 1(e)	14	2,126

	178,294	199,586

12.   Other assets, net

(a)	Below is presented the movement:

	Balance as of			Balance as of			Balance as of
	January 1,			December 31,			December 31,
	2020	Additions	Disposals	2020	Additions	Disposals	2021
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Patents and industrial property (b)	13,862	1,014	(167)	14,709	292	—	15,001
Rights-of-use (c)	13,611	109	—	13,720	—	—	13,720
Software licenses	10,318	518	(22)	10,814	65	(17)	10,862

	37,791	1,641	(189)	39,243	357	(17)	39,583
Accumulated amortization:
Rights-of-use (c)	7,434	731	—	8,165	718	—	8,883
Software licenses	3,682	897	(4)	4,575	929	—	5,504

	11,116	1,628	(4)	12,740	1,647	—	14,387

Other assets, net	26,675			26,503			25,196

Notes to the consolidated financial statements (continued)

(b)

The copper plant project is a technological initiative of the Company to develop a viable technical and economic solution for the treatment of complex copper concentrates. This project comprises several stages of development from a laboratory level, pilot to a demonstration stage.

(c)

Corresponds to the mineral servitude agreements signed with the communities surrounding the Group's operations, through which the Group is authorized to carry out exploration, development, exploitation and general work activities.

13.  Bank loans

The movement is presented below:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance	65,793	55,000	95,000

New loans	50,000	18,019	55,000
Payments	(65,793)	(7,197)	(95,000)
Exchange difference	—	(29)	—

Final balance	50,000	65,793	55,000

As of December 31, 2021 and 2020, bank loans were obtained for working capital purposes, have current maturity and accrue interest at market annual rates ranging of 1.65% as of December 31, 2021 (1.65% to 3.7% as of December 31, 2020). On July 7, 2021, the terms of the loan with a maturity in 2021 were negotiated, and the term was renewed for 360 days.

Notes to the consolidated financial statements (continued)

14.  Trade and other payables

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	190,549	149,305
Related entities, note 32(b)	113	141
	190,662	149,446
Other payables
Remuneration and similar benefits payable	35,393	27,786
Interest payable	16,606	3,020
Taxes payable	11,880	9,663
Royalties payable to the Peruvian State	2,765	2,441
Closed hedge instruments accounts payables	1,234	1,569
Dividends payable (c)	567	638
Related entities, note 32(b)	14	328
Other liabilities	3,557	3,991
	72,016	49,436

Total trade and other payables	262,678	198,882

Classification by maturity:
Current portion	259,641	196,140
Non-current portion	3,037	2,742

Total trade and other payables	262,678	198,882

Classification by nature:
Financial payables	248,033	186,778
Non-financial payables	14,645	12,104
Total trade and other payables	262,678	198,882

(b)

Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

(c)	The movement of dividends payable is presented below:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance	638	604	663
Dividends declared and paid, note 17(d) -

Declared dividends to controlling shareholders	—	—	22,098
Dividends paid to controlling shareholders	—	—	(22,098)
Declared dividends to non-controlling shareholders	6,160	5,140	6,500
Dividends paid to non-controlling shareholders	(6,160)	(5,140)	(6,500)
Expired dividends, note 17(c) -	(76)	(26)	(53)
Other	5	60	(6)

Ending balance	567	638	604

15.   Provisions and contingent liabilities

(a)	This caption is made up as follows:

	As of				As of
	January 1,		Accretion		December 31,
	2021	Changes	expense	Disbursements	2021
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Closure of mining units exploration projects (b)	277,689	1,779	5,623	(13,104)	271,987
Environmental liabilities	5,038	16,557	363	(2,002)	19,956
Safety contingencies	4,536	1,323	—	(227)	5,632
Environmental contingencies	2,874	3,425	—	(1,135)	5,164
Labor contingencies	4,080	381	—	(40)	4,421
Tax contingencies	3,110	299	—	—	3,409
Obligations with communities	3,605	(1,010)	—	—	2,595
Other provisions	480	(317)	—	—	163

	301,412	22,437	5,986	(16,508)	313,327

Classification by maturity:
Current portion	51,816				81,039
Non-current portion	249,596				232,288

	301,412				313,327

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2021	2020
	US$(000)	US$(000)

Beginning balance	277,689	252,305

Additions (reversals) in estimates
Continuing mining units, note 11(a)	(3,272)	31,500
Discontinued mining units, note 1(e)	3,021	58
Exploration projects, note 28(a)	2,030	642

Accretion expense
Continuing mining units, note 29(a)	5,522	6,424
Exploration projects, note 29(a)	76	248
Discontinued mining units, note 1(e)	25	176
Sale of mining unit, note 1(e)	—	(5,093)

Disbursements	(13,104)	(8,571)

Ending balance	271,987	277,689

Classification by maturity:
Current portion	54,013	32,462
Non-current portion	217,974	245,227

	271,987	277,689

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2022 and 2041. The Group recognizes the provision of closure of mining units and explorations projects based on estimates of studies and activities that meet the environmental regulations in effect and that will be approved by the Ministry of Energy and Mines. The Group recognizes the provision of continued operations based on its analysis and estimates prepared by independent advisors and reviewed by the Group´s management. Provisions related to discontinued operations are based on estimates prepared by internal advisors.

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

As of December 31, 2021, the future value of the provision for closure of mining units and exploration projects was US$310.7 million, which has been discounted using annual risk-free rates from minimums of 0.29% to 3.63%, in periods of 1 to 20 years (as of December 31, 2020, the provision was US$277.7 million). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2021, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$155.9 million (US$140.0 million as of December 31, 2020) to secure current mine closure plans of its mining units and exploration projects to date.

Notes to the consolidated financial statements (continued)

16.         Financial obligations

(a)	This caption is made up as follow:

	As of	As of
	December 31,	December 31,
	2021	2020
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Bonds -
Senior Notes at 5.50% due 2026 (b)	550,000	—
Debt issuance costs	(9,983)	—
	540,017	—
Financial obligations (c) -
BBVA Banco Continental	61,667	61,667
Banco de Crédito del Perú	66,667	66,667
CorpBanca New York Branch	61,666	61,666
Banco Internacional del Perú	30,000	30,000
ICBC Perú Bank	40,000	40,000
Banco de Sabadell, Miami Branch	15,000	15,000
	275,000	275,000
Debt issuance costs	6,284	(2,715)
	281,284	272,285
Sociedad Minera El Brocal S.A.A. (d)
Banco de Crédito del Perú – Financial obligation	118,722	140,309
Debt issuance costs	(611)	(600)
	118,111	139,709
Empresa de Generación Huanza S.A. (e)
Banco de Crédito del Perú – Finance lease	113,096	113,096
Debt issuance costs	(312)	(1,276)
	112,784	111,820
Lease liabilities (h)	5,779	7,839
Total financial obligations	1,057,975	531,653

Classification by maturity:
Current portion	179,417	25,086
Non-current portion	878,558	506,567
Total financial obligations	1,057,975	531,653

(b)

In order to comply with its tax obligations, the Buenaventura’s Shareholders' Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issue of senior unsecured notes (hereinafter “the notes”) which were issued on July 23, 2021 with the following terms:

-	Denomination of Issue: US$550,000,000 5.500% Senior Notes due 2026.
-	Principal Amount: US$550,000,000.
-	Issue Date: July 23, 2021.
-	Maturity Date: July 23, 2026.
-	Issue Price: 99.140% of the principal amount.

Notes to the consolidated financial statements (continued)

-	Interest Rate: 5.500% per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Listing: The bonds were listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”).

The notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of the commitments of the notes, Buenaventura must be in compliance with certain obligations if it wants to enter into any of the following transactions i) incurrence in additional debt, ii) asset sales, iii) making certain investments, paying dividends, purchase Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or schedule repayment of any indebtedness that is subordinated to the notes (known as “restricted payments”), iv) creation of liens and v) merger, consolidation or sale of assets. These covenants are known as “Limitations on incurrence of indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively, which have also exceptions that let the Company operate in the ordinary course of business.

(c)

On June 27, 2016, Buenaventura entered into a long-term finance contract with seven Peruvian and foreign banks for a principal amount of US$275,000,000. In 2018 and April 2020, Buenaventura signed the first and second amendments to the Syndicated Term Loan to modify some terms and conditions. On December 29, 2020, Buenaventura signed a "Forebearance Agreement" with the required lenders, through which the financial leverage ratio as well as the obligations of not incurring in additional debt and restriction of granting liens were temporarily modified until February 26, 2021, and then extended to April 28, 2021.

On April 28, 2021, Buenaventura entered into a third amendment and waiver to the Syndicated Term Loan which superseded the Forbearance Agreement, pursuant to which the lenders under the Syndicated Term Loan agreed to amend certain terms of the Syndicated Term Loan and to cure any and all past defaults triggered by the collection proceedings, the incurrence of debt and the granting of collateral relating to the Syndicated Letters of Credit.

On May 26, 2021, Buenaventura entered into a fourth amendment to the Syndicated Term Loan in order to amend certain terms of the Syndicated Term Loan, including, the issue of Notes in accordance with Rule 144A and Regulation S, under the Securities Act of 1933.

As a result of the amendments, the terms and conditions of the syndicated loan at reporting date are:

-	Principal: US$275,000,000.
-	Annual interest rate: LIBOR of three months plus 2.5% from July to December 2021, 3% from January to June 2022, and 3.4% from July to December 2022 (LIBOR of three months plus 1.9% as of December 31, 2020).
-	Term: 5 years from April 2020, due in April 2025.
-	Amortization of credit: five semi-annual installments of US$41.2 million beginning in October 2022, and one final payment of US$68,750,000 in April 2025 (on which date all amounts outstanding shall be payable).
-	Guarantee: The subsidiaries Compañía Minera Condesa S.A., Inversiones Colquijirca S.A. and Consorcio Energético de Huancavelica S.A. are guarantors.

Notes to the consolidated financial statements (continued)

As part of its financial commitments, the Group must meet certain consolidated financial ratios as defined in the Syndicated Term Loan Agreement, including:

(i)	Consolidated Debt service coverage ratio: Higher than 4.0x.
(ii)	Consolidated Leverage ratio: Less than 3.0x.
(iii)	Consolidated equity value: Higher than US$2,711 million.

For the calculation of (i) and (ii), the financial obligations and Earnings Before - Interest Depreciation and Amortization (EBITDA) of Huanza are excluded (see note 31(e)).

Additionally, there are non-financial obligations that restrict, among others, the following: i) granting of liens (security interests), ii) related to the distribution of dividends,according to the execution of the dividend policy of the Buenaventura and iii) incur additional debt.

On January 3, 2022, the Company made a US$100 million prepayment of the syndicated loan and the remaining balance of US$175 million was totally paid on March 2, 2022. Additionally, the hedging derivative financial instruments acquired have been liquidated to reduce exposure to the risk of variation in the interest rate related to the syndicated loan.

The compliance with the financial ratios is monitored by Buenaventura' s management, which obtained a waiver of non-measurement for the last quarter of 2021 from the banks.

(d)

On October 29, 2019, El Brocal entered into a new financial obligation of US$161,893,850 with Banco de Crédito del Perú in order to cancel the two previous obligations: i) Finance leaseback; and ii) Mid-term financial obligation. The new financial obligation has the following terms and conditions:

-	Principal (Part A): US$113,325,695.
-	Principal (Part B): US$48,568,155.
-	Annual interest rate (Part A): 3.76%.
-	Annual interest rate (Part B): Three-month LIBOR plus 2.39%
-	Term (Part A): 5 years since October 2019 until October 2024.
-	Term (Part B): 7 years since October 2019 until October 2026.

According to the lease contract mentioned above, El Brocal is required to maintain the following financial ratios as defined in the agreement:

(i)	Debt service coverage ratio: Higher than 1.3.
(ii)	Leverage Ratio: Less than 1.0 times.
(iii)	Indebtedness ratio: Less than 2.25 times.

The financial obligation is collateralized by a security agreement in respect of assets; certain contractual rights, flows and account balances, a real estate mortgage; and a mortgage on certain mining concessions.

The compliance with the financial ratios is monitored by El Brocal' s management, which it managed and obtained from Banco de Crédito del Perú a waiver for any possible breach of the financial ratios that occurred for the last quarter of 2020. As of December 31, 2021, El Brocal complies with the coverage and indebtedness ratios.

Deferral of second and third installment -

In April and July 2020, El Brocal arranged with the Banco de Crédito del Perú to defer the payment of the second and third installment, scheduled for April 30, and July 30, 2020 for an amount of US$5,396,000 for each installment (only capital) through 2 new 180 day promissory notes. The initial due dates of these promissory notes were October 27, 2020

Notes to the consolidated financial statements (continued)

and January 26, 2021. On October 27, 2020, El Brocal rescheduled the first promissory notes for 180 additional days with a new due date on April 24, 2021.

The sum of both amounts for a total of US$10,793,000, were presented under “Bank loans” caption. This deferring of the second and third installment did not represent changes in terms and conditions of the original loan.

As of December 31, 2021, these promissory notes were paid in full.

(e)

On December 2, 2009, Huanza entered into a finance lease contract with Banco de Crédito del Perú. On October 29, 2020, as part of the Group its strategy of preserving cash, Huanza negotiated a reduction of the fixed rate of interest and agreed to a modification of the following terms and conditions:

-	Principal: final installment of US$44,191,000 (original amount of US$119,000,000).
-	Annual interest rate: LIBOR 30 days plus 2.10%.
-	Term: 18 months since November 2, 2020, with final maturity in May 2022.
-	Guarantee: Leased equipment.
-	Amortization: a final installment of US$44,191,000.

On June 30, 2014, Banco de Credito del Perú extended the finance lease contract above mentioned, through the addition of a new tranche. On October 29, 2020, as part of the Group’s strategy of preserving cash, Huanza negotiated a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: final installment of US$68,905,000 (original amount of US$103,373,000)
-	Annual interest rate: LIBOR 30 days plus 2.10%
-	Term: 18 months since November 2, 2020, with final maturity in May 2022.
-	Guarantee: Leased equipment.
-	Amortization: a final installment of US$68,905,000.

In addition, Huanza have granted a security interest for 100%  of shares.

According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-	Debt service coverage ratio: Higher than 1.1.
-	Minimum equity of US$30,000,000.

Management performed an analysis to determine if the modification of the terms and conditions in October 2020 were substantially different terms and shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Group concluded that the terms are not substantially different, due to the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate were less than 10 per cent different compared to the discounted present value of the remaining cash flows of the original financial liability.

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

Notes to the consolidated financial statements (continued)

Under this contract, Huanza promised to grant the following:

-	Trust of flows with respect to all the income of the hydroelectric power station of Huanza, including the income from sales of power and energy, through which Huanza is obliged to receive all the cash flows of commercial income through a collection account, as well as carry out certain mandatory actions that guarantee the channelling of flows mentioned above.
-	Trust of assets of the station, the lands, the assets of Huanza necessary for the operation of the station that are not under the Financial Lease Agreement and the actions of Huanza, as well as the right of collection on future flows that would correspond to amounts received by Huanza before the eventual public auction of the rights and assets of the concession because of the expiration of the concession.
-	The conditional transfer, by which Huanza assigns to the Bank the rights and obligations derived from the agreements and contracts signed by Huanza for the construction of the Plant.
-	Letters of Guarantee, by means of which, Buenaventura is constituted as Huanza’ s solidarity guarantor, guaranteeing in favor of the Bank the fulfillment of the obligations breached by Huanza.

As of December 31, 2021 and 2020, Huanza complied with these assumed commitments, including that related to the channelling of all the cash flows received for commercial income through a collection account.

(f)	The long-term portion of the financial obligations held by the Group matures as follows:

	2021	2020
	US$(000)	US$(000)

Between 1 and 2 years (Year 2023)	108,606	176,665
Between 2 and 5 years (Years 2024 to 2026)	774,153	327,036
More than 5 years (Years 2027 hereinafter)	—	6,071
	882,759	509,772
Debt issuance costs	(4,201)	(3,205)

	878,558	506,567

Notes to the consolidated financial statements (continued)

(g)	Below is presented the movement of the debt excluding interest:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance	531,653	571,688	587,062
Bonds -
Additions	550,000	—	—
Debt issuance costs	(10,700)	—	—
Amortization of debt issuance costs in results note 29(a)	717	—	—

Financial obligations
Additions	—	—	161,894
Payments	(21,585)	(38,994)	(186,152)
Effect of amortized cost, note 29(a)	8,837	(361)	—
Amortization of debt issuance costs in results, note 29(a)	885	976	2,109
Increase (reduction) of debt restructuring costs	225	(1,992)	(728)

Lease obligations -
Additions	2,972	5,213	19,885
Accretion expense for leases related to rights in use, note 29(a)	176	180	293
Payments	(5,205)	(4,080)	(7,596)
Disposals	—	(977)	(5,079)
Final balance	1,057,975	531,653	571,688

(h)	Lease liabilities related to the right of use asset are as follows:

	2021	2020
	US$(000)	US$(000)

Buildings (i)	2,532	3,971
Transportation units (j)	2,386	3,186
Machinery and equipment	861	682

	5,779	7,839
Classification by maturity:
Current portion	4,098	3,609
Non-current portion	1,681	4,230
	5,779	7,839

Lease payments are presented in the consolidated statements of cash flows in the lease payments caption as part of the financing activities. Interest’s expense related to the lease liabilities for the years 2021, 2020 and 2019 is presented in the “Financial costs” caption, note 29.

(i)	Buildings –

Lease liabilities related to buildings mainly correspond to a lease contract entered by Buenaventura on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years since the year 2013 and fixed payments. The Group has the option to lease the assets for two additional term of 5 years each.

Notes to the consolidated financial statements (continued)

The minimum future rents payable as of December 31, 2021 and 2020 are as follows:

	2021	2020
	US$(000)	US$(000)

Within one year	1,470	1,470
After one year but not more than five years	757	2,227
	2,227	3,697

(j)Transportation units -

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

The Group’s share capital is stated in soles and consisted of common shares with voting rights, with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock as of December 31, 2021 and 2020:

	Number of	Capital	Capital
	shares	stock	stock
		S/(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/28.05 per share as of December 31, 2021 (S//43.80 per share as of December 31, 2020). These shares present trading frequencies of 15 and 5%  in the years 2021 and 2020, respectively.

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividend’s distribution. The table below presents the composition of the investment shares as of December 31, 2021 and 2020:

	Number of	Investment	Investment
	shares	shares	shares
		S/(000)	US$(000)

Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)

	271,677	2,717	791

Notes to the consolidated financial statements (continued)

The market value of the investment shares amounted to S/16.00 per share as of December 31, 2021 and 2020. These shares did not have a trading frequency in 2021 and 2020.

(c)	Legal reserve -

The Peruvian Corporations Law requires that a minimum of 10%  of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20%  of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to replenish it.

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$76,000 in the year 2021 (US$26,000 and US$53,000 in the years 2020 and 2019 respectively) as a result of the expired dividends. According to the General Corporate Law, dividends expire ten years after the payment due.

(d)	Dividends declared and paid -

During years 2021 and 2020 no distribution of dividends was made. The table below presents the dividends declared and paid in 2019:

		Dividends
		declared and	Dividend
Meetings	Date	paid	per share
		US$(000)	US$

2019 Dividends
Mandatory Annual Shareholders’ Meeting	March 25	16,538	0.06
Less - Dividends of treasury shares		(1,298)
		15,240

Board of Directors’ Meeting	October 29	7,442	0.03
Less - Dividends of treasury shares		(584)
		6,858
		22,098

According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

Dividends declared by S.M.R.L. Chaupiloma Dos de Cajamarca corresponding to non-controlling interest were US$6,160,000, US$5,140,000 and US$6,500,000 for the years 2021, 2020 and 2019, respectively.

By means of Mandatory Annual Shareholders’ Meeting held on March 31, 2022, a distribution of dividends was approved for US$0.73 per share, equivalent to US$20,067,000 (US$18,542,000 net of treasury shares).

(e)	Basic and diluted profit (loss) per share -

Profit (loss) per share is calculated by dividing net loss for the period by the weighted average number of shares outstanding during the year. The calculation of profit (loss) per share attributable to the equity holders of the parent is presented below:

	2021	2020	2019

Loss for the year (numerator) - US$	(264,075,000)	(135,718,000)	(12,208,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Loss per basic share and diluted - US$	(1.04)	(0.53)	(0.05)

Notes to the consolidated financial statements (continued)

The calculation of profit (loss) per share from continuing operations attributable to the equity holders of the Parent is presented below:

	2021	2020	2019

Profit (loss) for the year (numerator) - US$	123,529,000	(68,916,000)	39,886,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	0.49	(0.27)	0.16

The calculation of profit (loss) per share from discontinuing operations attributable to the equity holders of the Parent is presented below:

	2021	2020	2019

Loss for the year (numerator) - US$	(387,604,000)	(66,810,000)	(52,094,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867

Loss per basic share and diluted - US$	(1.53)	(0.26)	(0.21)

A tax of 5% of the income tax is established on dividends or any other form of distribution of profits.

18.   Subsidiaries with material non-controlling interest

(a)	Financial information of the main subsidiaries that have material non-controlling interest are provided below:

	Country of
	incorporation	2021, 2020
	and operation	and 2019
		%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	40.00
Minera La Zanja S.R.L.	Peru	46.94
Apu Coropuna S.R.L.	Peru	30.00

Notes to the consolidated financial statements (continued)

	2021	2020	2019
	US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	148,792	144,501	161,917
Minera La Zanja S.R.L.	20,064	26,121	33,026
S.M.R.L. Chaupiloma Dos de Cajamarca	1,284	1,648	1,587
Apu Coropuna S.R.L.	65	127	148
	170,205	172,397	196,678

Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	4,322	(12,895)	(13,432)
Minera La Zanja S.R.L.	(7,385)	(6,905)	(9,090)
S.M.R.L. Chaupiloma Dos de Cajamarca	4,396	5,201	6,286
Apu Coropuna S.R.L.	(62)	(22)	(14)
Other minor	—	—	(1)
	1,271	(14,621)	(16,251)

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2021:

	Sociedad		S.M.R.L.
	Minera El	Minera	Chaupiloma	Apu
	Brocal	La Zanja	Dos de	Coropuna
	S.A.A.	S.R.L.	Cajamarca	S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	190,658	84,953	4,604	556
Non-current assets	504,173	41,490	323	400
Current liabilities	(158,745)	(25,381)	(1,718)	—
Non-current liabilities	(168,774)	(61,150)	—	(740)

Equity, net	367,312	39,912	3,209	216

Attributable to:
Shareholders of the Group	218,520	19,848	1,925	151
Non-controlling interests	148,792	20,064	1,284	65

	367,312	39,912	3,209	216

Notes to the consolidated financial statements (continued)

Statements of financial position as of December 31, 2020:

	Sociedad		S.M.R.L.
	Minera El	Minera	Chaupiloma	Apu
	Brocal	La Zanja	Dos de	Coropuna
	S.A.A.	S.R.L.	Cajamarca	S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	166,396	104,076	6,814	2,064
Non-current assets	553,754	30,486	—	169
Current liabilities	(170,896)	(22,329)	(2,694)	(1,071)
Non-current liabilities	(195,809)	(56,587)	—	(740)

Equity, net	353,445	55,646	4,120	422

Attributable to:
Shareholders of the Group	208,944	29,525	2,472	295
Non-controlling interests	144,501	26,121	1,648	127

	353,445	55,646	4,120	422

Statements of profit or loss for the years 2021, 2020 and 2019:

	Sociedad		S.M.R.L.
	Minera El	Minera	Chaupiloma	Apu
	Brocal	La Zanja	Dos de	Coropuna	Other
	S.A.A.	S.R.L.	Cajamarca	S.R.L.	minor
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2021 -
Revenues	410,390	39,380	15,928	—	—
Profit (loss) for the year	10,562	(10,218)	10,989	(206)	—
Attributable to non-controlling interests	4,322	(7,385)	4,396	(62)	—

Year 2020 -
Revenues	255,275	33,033	18,638	—	—
Profit (loss) for the year	(31,541)	(14,712)	13,004	(44)	—
Attributable to non-controlling interests	(12,895)	(6,905)	5,201	(22)	—

Year 2019 -
Revenues	299,252	43,520	22,297	—	—
Profit (loss) for the year	(32,855)	(19,364)	15,715	(48)	(17)
Attributable to non-controlling interests	(13,432)	(9,090)	6,286	(14)	(1)

Notes to the consolidated financial statements (continued)

Statements of cash flow for the years 2021, 2020 and 2019:

	Sociedad		S.M.R.L.
	Minera El	Minera	Chaupiloma	Apu
	Brocal	La Zanja	Dos de	Coropuna
	S.A.A.	S.R.L.	Cajamarca	S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)

Year 2021 -
Operating activities	104,858	(50,647)	10,838	(1,227)
Investing activities	(37,618)	(998)	—	—
Financing activities	(57,176)	—	(11,900)	—

	10,064	(51,645)	(1,062)	(1,227)

Year 2020 -
Operating activities	53,304	(5,751)	13,738	(74)
Investing activities	(24,699)	(825)	—	—
Financing activities	(1,954)	—	(12,850)	—

	26,651	(6,576)	888	(74)

Year 2019 -
Operating activities	1,545	(908)	16,040	—
Investing activities	(28,259)	(1,629)	—	—
Financing activities	(405)	(763)	(16,250)	1,032
	(27,119)	(3,300)	(210)	1,032

19.   Tax situation

(a)	Current tax regime -

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

In July 2018, Law No. 30823 was published. Under this Law, the Congress delegated to the Executive Power the power to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:

(i)	The Tax Code was modified in order to provide greater guarantees to taxpayers in the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide the Tax Administration with tools for its effective implementation.

Notes to the consolidated financial statements (continued)

(ii)	Rules were established for the accrual of income and expenses for tax purposes as of January 1, 2019. Until 2018, there was no regulatory definition of this concept, so in many cases the accounting standards for its interpretation.
(iii)	Through Legislative Decree No. 1424 published on September 13, 2018, modifications were introduced in the Income Tax Law on the limit on the deduction for interest expenses. Since fiscal year 2021, net interest expenses will not be deductible in the part that exceeds 30% of the fiscal EBITDA of the previous fiscal year. It has been established that the amount of interest expenses that exceeds the amount of interest income, computable to determine net income, is considered net interest. Likewise, fiscal EBITDA is considered to be net income after compensation for losses plus net interest, depreciation and amortization. The net interest that cannot be deducted due to the application of this limit may be added to that corresponding to the four immediately following fiscal years. On December 30, 2021, the regulations were published through Supreme Decree No. 402-2021 establishing, among other points, that, in cases in which the taxpayer does not obtain net income in the taxable year or having obtained it, the amount of the losses of previous years compensable with that were equal to or greater, the tax EBITDA will be equal to the sum of the net interest, depreciation and amortization deducted in said year. As of December 31, 2021, the Group has not generated undeducted interest.

Through Legislative Decree No. 1488, published on May 10, 2020, a special depreciation regime is established, exceptionally and temporarily, for taxpayers of the General Income Tax Regime, the main aspects of which are the following:

-	As of fiscal year 2021, buildings and constructions acquired in fiscal years 2020 to 2022, will be depreciated applying an annual percentage of 20% until their total depreciation, provided that the following conditions are met:
(i)	Are totally affected by the production of third category taxable income.
(ii)	Construction would have started as of January 1, 2020. For these purposes, the beginning of construction is understood to be the moment when the building license or other document established by the Regulation is obtained and in the case of processing plants and other construction of processing concessions, when the construction authorization is obtained.
(iii)	Until December 31, 2022, the construction has a work progress of at least 80%. In the case of constructions that have not been completed until December 31, 2022, it is presumed that the work in progress to that date is less than 80%, unless the taxpayer proves otherwise. It is understood that the construction has been completed when the approval of the work or other document established by the Regulation has been obtained from the municipality and in the case of processing plants when the administrative act that approves the verification inspection of the construction of works has been obtained.

-As of fiscal year 2021, assets acquired in fiscal years 2020 to 2021, affected by the production of taxable income, will be depreciated by applying the following annual percentages until they are fully depreciated:

-	Data processing equipment: 50%
-	Machinery and equipment: 20%
-	Land transport vehicle (except railways) with EURO IV, Tier II and EPA 2007 technology, used by authorized companies: 33.3%
-	Hybrid or electric land transport vehicle (except railways): 50%.

On December 27, 2021, Law 31380 was published in which Congress delegates to the Executive Branch the power to legislate for a period of 90 days on tax, financial and economic reactivation matters for a period of 90 calendar days.

Notes to the consolidated financial statements (continued)

In tax matters, these powers refer to the Income Tax regulations on the deductibility of certain types of expenses, non-domiciled income, market value in the transfer of securities, among other issues, as well as the regulations of the Tax Code, Customs and Municipal Taxation.

On March 31, 2020, Superintendence Resolution 066-2020/SUNAT was published, establishing new default interest rates in force as of April 1, 2020. Thus, the default interest rate in national currency went from 1.2% to 1% and in the case of foreign currency it went from 0.6% to 0.5%. Likewise, the interest rates for the return of undue or excessive payments in national currency went from 0.50% to 0.42%, while in foreign currency it went from 0.30% to 0.25%. In the case of the interest for return for withholding and/or perceptions not applied to the IGV, it went from 1.2% to 1%.

Subsequently, on March 31, 2021, Superintendence Resolution 044-2021/SUNAT was published, establishing that the default interest rate in national currency goes from 1.0% to 0.9% per month, effective as of April 1, 2021. The other rates have not changed.

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax (VAT) returns for the following years are open to review by the Tax Authorities:

Years open to review by the
Entity	Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2016-2021
Compañía Minera Condesa S.A.	2016-2021
Compañía Minera Colquirrumi S.A.	2016-2021
Consorcio Energético de Huancavelica S.A.	2016-2021
Contacto Corredores de Seguros S.A.	2016-2021
El Molle Verde S.A.C.	2016-2021
Empresa de Generación Huanza S.A.	2016-2021
Inversiones Colquijirca S.A.	2016-2021
Minera La Zanja S.R.L.	2016, 2018-2021
Sociedad Minera El Brocal S.A.A.	2016-2021
S.M.R.L. Chaupiloma Dos de Cajamarca	2016-2021
Procesadora Industrial Río Seco S. A.	2016-2021
Apu Coropuna S.R.L.	2016-2021
Cerro Hablador S. A. C.	2016-2021
Minera Azola S. R. L.	2016-2021

As of the date of issuance of these consolidated financial statements, Buenaventura is being audited by the Tax Administration for income tax for the taxable year of 2017. Likewise, the audit processes of the subsidiaries La Zanja and Compañía Minera Condesa S.A. are being initiated. for the taxable year 2016.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In management’s opinion and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2021 and 2020.

The open tax process of the Group and its associates are described in note 31(d).

Notes to the consolidated financial statements (continued)

(c)	Tax-loss carryforwards -

As of December 2021 and 2020, the tax-loss carryforward determined by the Group amounts to approximately S/3,124,358,000 and S/2,469,226,000, respectively (equivalent to US$781,480,000 and US$681,354,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses against future net taxable income subject to an annual cap equivalent to 50% of net taxable income.

The Group recognized a deferred income tax asset related to the tax-loss carryforward of those entities where it is probable that a carryforward can be used to offset future taxable profits. See note 31.

(d)

Transfer pricing - For purposes of determining its income tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. The tax administration can request this information based on analysis of the Group’s operations. The Group’s management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2021, 2020 and 2019.

20.   Sales

(a)

The Group’s sales are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Revenues by geographic region:
Metal and concentrates sales -
Peru	702,962	389,854	476,978
America - other than Peru	145,988	163,500	171,769
Europe	51,803	39,110	60,475
Asia	23,637	42,210	105,645
	924,390	634,674	814,867
Services -
Peru	20,936	20,173	23,501
America - other than Peru	96	92	130
Europe	20	20	30
	21,052	20,285	23,661
Royalties -
Peru	15,928	18,638	22,297

	961,370	673,597	860,825

Notes to the consolidated financial statements (continued)

Revenues by type of good or services:
Sales by metal -
Copper	340,522	181,311	238,304
Silver	316,930	230,498	298,171
Gold	262,676	229,590	254,194
Zinc	143,580	120,546	149,317
Lead	51,907	48,426	89,141
Manganese sulfate	4,976	4,051	6,046
	1,120,591	814,422	1,035,173
Commercial deductions, note 2.4(q)	(196,201)	(179,748)	(220,306)
Sales of goods, note 20(b)	924,390	634,674	814,867
Sales of Services, note 20(b)	21,052	20,285	23,661
Royalties income, note 20(b)	15,928	18,638	22,297
Total revenue from contracts with customers	961,370	673,597	860,825

Revenues by type of recognition:
Goods transferred at a point in time	924,390	634,674	814,867
Services transferred over time	21,052	20,285	23,661
Royalties at a point of time	15,928	18,638	22,297
	961,370	673,597	860,825

(b)	Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the consolidated statement of profit or loss:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Contracts with customers for sale of goods (a)	924,390	634,674	814,867
Hedge operations, note 34(a)	(51,952)	(6,464)	4,322
Fair value of accounts receivables	(5,137)	4,255	394
Adjustments to prior period liquidations	(3,831)	5,154	2,347
Sale of goods	863,470	637,619	821,930
Sale of services, note 20(a)	21,052	20,285	23,661
Royalty income, note 20(a)	15,928	18,638	22,297

	900,450	676,542	867,888

(c)	Performance obligations -

The performance obligation of the sale of goods is satisfied upon delivery of the goods and payment is generally due within 30 to 90 days from delivery. Performance obligation of services is satisfied over-time and payment is generally due upon completion and acceptance of service.

(d)	Concentration of sales -

In 2021, the four customers with sales of more than 10% of total sales represented 37%, 19%, 17% and 15% from the total sales of the Group (four customers with sales of more than 10% of total sales represented 26%, 23%, 16% and 15% during 2020 and three customers represented 25%, 16%, and 11)%. As of December 31, 2021, 68% of the accounts receivable correspond to these customers (65% as of December 31, 2020). These customers are related to the mining business.

Notes to the consolidated financial statements (continued)

The Group's sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these customers have long-term sales contracts with the Group that guarantee supplying them the production from the Group’s mines.

21.   Cost of sales of goods and services, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	31,797	31,938	49,206

Cost of production
Services provided by third parties	224,979	143,652	196,895
Consumption of materials and supplies	107,908	70,942	96,351
Direct labor	75,099	62,885	79,076
Short-term and low-value lease	31,309	16,289	20,784
Maintenance and repair	25,681	22,235	19,729
Electricity and water	17,657	36,504	44,583
Transport	17,449	12,234	16,341
Insurance	16,091	12,036	12,235
Provision (reversal) for impairment of finished goods and product in progress, note 8(c)	(5,471)	5,054	(2,143)
Other	17,263	11,916	11,755
Total cost of production of the period	527,965	393,747	495,606
Final balance of products in process and finished goods, net of depreciation and amortization	(30,031)	(31,797)	(31,938)
Cost of sales of goods, without considering depreciation and amortization	529,731	393,888	512,874

(b)	The cost of services is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Services provided by third parties	594	189	331
Electricity and water	556	668	589
Insurances	46	81	163
Maintenance and repair	31	55	186
Consumption of materials and supplies	11	20	497
Transport	9	87	148
Direct labor	—	371	1,231
Short-term and low-value lease	—	6	89
Other minor cost of services	22	77	144
	1,269	1,554	3,378

Notes to the consolidated financial statements (continued)

22.   Unabsorbed cost due to production stoppage

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Services provided by third parties	19,374	8,580	—
Direct labor	3,418	11,075	—
Consumption of materials and supplies	781	2,817	—
Short-term and low-value lease	668	1,394	—
Insurances	456	1,736	—
Maintenance and repair	275	498	—
Transport	87	291	—
Electricity and water	22	250	—
Other	428	1,117	—

	25,509	27,758	—

During the year 2021, the unabsorbed production costs of the mining units correspond to the stoppage of production of the Uchucchacua mining unit incurred as of October, due to operational problems that were aggravated by the COVID-19 pandemic, see note 1(b).

During 2020, the unabsorbed production costs of the mining units correspond to the stoppage of the Group's production as a result of the State of National Emergency and mandatory social isolation related to the COVID-19 pandemic, see note 1(f).

23.  Exploration in operating units

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	1,296	444	2,837

Services provided by third parties	45,437	20,406	33,591
Direct labor	3,891	3,361	1,747
Consumption of materials and supplies	3,839	1,426	3,712
Short-term and low-value lease	2,641	766	1,186
Electricity and water	834	471	905
Maintenance and repair	165	9	10
Transport	108	12	71
Purchase of land	—	2,162	—
Other	237	283	548
Total exploration in operating units	57,152	28,896	41,770
Final balance of products in process and finished goods, net of depreciation and amortization	(2,036)	(1,296)	(444)

	56,412	28,044	44,163

Notes to the consolidated financial statements (continued)

As of December 31, 2021, 2020 and 2019, disbursements of exploration in operating amount to US$56.4 million, US$28.0 million and US$44.2 million, respectively, which are presented in the “Payments to suppliers and third parties, and other net” caption of the consolidated statements of cash flows.

24.  Mining royalties

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Sindicato minero de Orcopampa S.A., note 31(b)	6,970	6,180	4,741
Royalties paid to the Peruvian State	6,004	5,569	8,091
	12,974	11,749	12,832

25.  Administrative expenses

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Personnel expenses	32,209	34,500	38,566
Professional fees	12,393	10,517	13,924
Sundry charges	8,968	7,766	7,489
Depreciation and amortization	3,680	3,700	3,825
Board of Directors' compensation	1,992	2,178	2,202
Insurance	1,748	1,272	720
Software licenses	1,723	1,731	1,706
Subscriptions and quotes	1,426	1,405	1,492
Communications	854	973	1,296
Donations	607	708	1,030
Maintenance and repairs	546	579	953
Consumption of materials and supplies	398	393	422
Canons and tributes	369	318	410
Short-term and low-value lease	294	611	1,011
Transport	278	255	878
Travel and mobility	100	153	373
Allowance for expected credit losses, note 7(i)	—	126	—
	67,585	67,185	76,297

Notes to the consolidated financial statements (continued)

26.  Selling expenses

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Transportation services	14,138	12,242	14,585
Canons and tributes	2,820	2,118	2,631
Shipping services and expenses	2,252	2,519	5,637
Personnel expenses	595	520	637
Other	1,022	1,134	823
	20,827	18,533	24,313

27.  Exploration in non-operating areas

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Services provided by third parties	4,742	3,326	3,611
Personnel expenses	2,748	1,705	3,632
Land	967	420	1,528
Short-term and low-value lease	612	327	415
Laboratory analysis and tests	508	225	511
Professional fees	439	1,538	766
Consumption of materials and supplies	251	201	328
Transport	191	89	66
Other	812	644	1,022
	11,270	8,475	11,879

During 2021, disbursements of exploration in non-operating areas amount to US$11.3 million mainly (US$8.5 million and US$11.9 million in 2020 and 2019), which are presented in the “Payments to suppliers and third parties, and other net” caption of the consolidated statements of cash flows.

Bellow is presented the detail of the main projects of exploration in non-operating areas:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Emperatriz	5,742	4,600	2,226
Marcapunta	1,383	86	2,011
San Gabriel	1,010	—	83
General explorations	1,000	1,006	639
Ccelloccasa	405	193	30
Don Jorge	135	109	—
Yumpaq	—	—	2,530
Other	1,595	2,481	4,360
	11,270	8,475	11,879

Notes to the consolidated financial statements (continued)

28.  Other, net

(a)	This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Other income
Sale of supplies and merchandise to third parties	33,014	19,581	32,228
Reversal for impairment of spare parts and supplies, note 8(c)	17,266	15,762	11,641
Sale of services to third parties	10,473	5,626	6,415
Income from dividends in other investments	3,350	—	3,625
Insurance claim recovery (b)	2,358	4,381	—
Sale of assets to third parties	685	1,356	19,405
Sale of supplies to related parties, note 32(a)	169	890	1,259
Revenue from commercial claims	—	3,800	2,098
Sale of investment in subsidiary	—	250	—
Sale of assets to related parties, note 32(a)	—	—	11
Other	3,369	2,490	3,944
	70,684	54,136	80,626
Other expenses
Cost of sale of supplies and merchandise to third parties	(35,831)	(26,463)	(33,664)
Provision for impairment of spare parts and supplies, note 8(c)	(22,394)	(17,266)	(15,703)
Changes in environmental liabilities provision (c)	(15,533)	(124)	(3,618)
Cost of sale of services to third parties	(10,440)	(3,311)	(9,769)
Personnel expenses	(5,645)	—	(6,223)
Changes in provisions for exploration projects, note 15(b)	(2,030)	(642)	(4,020)
Withdrawals and disposals of property, machinery and equipment, note 11(a)	(1,909)	(586)	(2,926)
Administrative expenses	(977)	(245)	(965)
Allowance for expected credit losses, note 7(i)	(409)	(4)	(25)
Net cost of property, machinery and equipment to third parties, note 11(a)	(119)	(192)	(4,965)
Disposal cost of sale of supplies and merchandise to related parties	(72)	(1,211)	(2,944)
Other	(4,585)	(1,402)	(6,894)
	(99,944)	(51,446)	(91,716)

	(29,260)	2,690	(11,090)

(b)

For the year 2021, it corresponds to the income of the subsidiary El Brocal related to the indemnity for the insurance claim of US$2,358,000 as a result of the insurance compensation for the damage suffered by the act of vandalism, which occurred in December 2020. On September 3, 2021, the amount was fully collected.

For the year 2020, corresponds to the indemnity for the insurance claim of US$4,381,000 as a result of the insurance compensation for the damage suffered by the fire in the electric motor of the 16x22 Dominium Mill located on the first plant that occurred in August 2019, which were collected as of December 31, 2020.

(c)

As of December 31, 2021, the subsidiary El Brocal updated its closure plan for environmental liabilities of Santa Bárbara and Delta Ulpamayo. For the preparation of the Santa Bárbara closure plan, the collaboration of a specialized external company was assigned. The total budget of both environmental liabilities is US$13,095,000, which has been discounted using a rate in a range of 0.29 to 2.73% over a period of 9 years, resulting in an updated liability amounting to US$12,658,000 (US$483,000 as of December 31, 2020).

Notes to the consolidated financial statements (continued)

29.   Finance costs and finance income

(a)	This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Finance revenues:
Interest on time deposits	338	1,074	4,971
Interests on third parties loans	203	355	460
Interests from financial instruments	114	—	—
Interests on loans to related parties, note 32(a)	89	114	86
Interests on tax claims	75	352	16
Other	303	155	280
	1,122	2,050	5,813
Unrealized change of the fair value related to contingent consideration liability (b)	4,382	—	—
Accrual of other account receivable	448	—	237
Financial obligations amortized costs, note 16(g)	—	361	—
Total finance revenues	5,952	2,411	6,050

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Finance costs:
Interest on borrowings	17,166	23,178	28,418
Interest related to senior notes	13,343	—	—
Commissions for bond letters issued to SUNAT	12,124	—	—
Settlement of hedging financial instruments, note 34(c)	1,547	146	—
Tax on financial transactions	193	107	166
Interest on loans	43	55	1
Interest on commercial obligations	—	626	—
Other	—	37	141
	44,416	24,149	28,726
Amortized cost of financial obligations, note 16(g)	8,837	—	—
Accretion expense for mine closure, note 15(b)	5,598	6,672	10,390
Accrual of debt issuance costs, note 16(g)	885	976	2,109
Accrual of costs for bond issuance, note 16(g)	717	—	—
Accretion expense for leases related to rights in use, note 16(g)	176	180	293
Unrealized change of the fair value related to contingent consideration liability (b)	—	5,690	655
Other	—	155	—
	60,629	37,822	42,173

(b)	Contingent consideration -

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (“Gold Fields”) 51% of the voting shares of Canteras del Hallazgo S.A.C., which represent the whole interest of Gold Fields in the equity of such entity.

Through the merger with Canteras del Hallazgo S.A.C, the Group is the owner of the Chucapaca project, which is located in the Ichuña district, in the General Sanchez Cerro province, in the Moquegua department, Peru. According to previously performed studies, there is evidence of the existence of gold, silver, copper and antimony in the area, specifically in the Canahuire deposit.

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

As of December 31, 2021 and 2020, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2021 reflects this assumption and changes in metal prices.

(c)	A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance	22,100	16,410	15,755

Variation of the fair value in profit and loss	(4,382)	5,690	655
Ending balance	17,718	22,100	16,410

Significant unobservable valuation inputs are provided below:

	2021	2020

Annual average of future sales of mineral (US$000)	193,972	222,238
Useful life of mining properties	14	14
Pre-tax discount rate (%)	9.7	9.3

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Notes to the consolidated financial statements (continued)

30.   Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

			Credit (debit) to			Credit (debit) to	Credit (debit) to
		Credit (debit) to	consolidated		Credit (debit) to	discontinued	consolidated
	As of	consolidated	statements of other	As of	consolidated	operations (note	statements of other	As of
	January 1,	statement of profit	comprehensive	December 31,	statement of profit	1(e))	comprehensive	December 31,
	2020	or loss	income	2020	or loss		income	2021
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset for income tax
Tax - loss carryforwards	131,328	27,185	—	158,513	28,368	—	—	186,881
Difference in depreciation and amortization rates	61,287	2,616	—	63,903	(11,406)	—	—	52,497
Provision for closure of mining units, net	15,513	(1,313)	—	14,200	16,151	—	—	30,351
Provision for impairment of value of inventory	7,494	(195)	—	7,299	1,709	—	—	9,008
Provision for bonuses to employees and officers	5,672	(594)	—	5,078	618	—	—	5,696
Contractors claims provisions	—	1,678	—	1,678	3,558	—	—	5,236
Contingent consideration liability	4,841	1,671	—	6,512	(1,285)	—	—	5,227
Impairment loss of long-lived assets provision	8,048	(6,118)	—	1,930	—	—	—	1,930
Provision for sale of investment in associate Yanacocha	—	—	—	—	—	50,444	—	50,444
Other	3,496	(877)	—	2,619	6,946	—	—	9,565
	237,679	24,053	—	261,732	44,659	50,444	—	356,835
Derivative financial instruments	—	—	5,440	5,440	—	—	(3,382)	2,058
	237,679	24,053	5,440	267,172	44,659	50,444	(3,382)	358,893
Deferred assets for mining royalties and special mining tax	30	(30)	—	—	—	—	—	—

Total deferred asset	237,709	24,023	5,440	267,172	44,659	50,444	(3,382)	358,893

Deferred liability for income tax
Effect of translation into U.S. dollars	(46,276)	(31,853)	—	(78,129)	(895)	(9,030)	—	(88,054)
Differences in amortization rates for development costs	(69,345)	4,509	—	(64,836)	558	—	—	(64,278)
Difference in depreciation and amortization rates	(44,007)	(3,028)	—	(47,035)	(2,078)	—	—	(49,113)
Fair value of mining concessions	(12,983)	(1,915)	—	(14,898)	—	—	—	(14,898)
Other	(19,333)	(7,036)	—	(26,369)	1,707	—	—	(24,662)
	(191,944)	(39,323)	—	(231,267)	(708)	(9,030)	—	(241,005)

Deferred liability for mining royalties and special mining tax	(168)	(206)	—	(374)	95	—	—	(279)

Total deferred liability	(192,112)	(39,529)	—	(231,641)	(613)	(9,030)	—	(241,284)

Deferred income tax asset, net	45,597	(15,506)	5,440	35,531	44,046	41,414	(3,382)	117,609

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2021	2020
	US$(000)	US$(000)

Deferred income tax asset, net	164,351	73,850
Deferred income tax liability, net	(46,742)	(38,319)

	117,609	35,531

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2021, 2020 and 2019:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Income tax expense
Current	(13,128)	(8,446)	(11,851)
Deferred	43,951	(15,270)	37,617
	30,823	(23,716)	25,766
Mining Royalties and Special Mining Tax
Current	(7,247)	(1,478)	(60)
Deferred	95	(236)	(116)
	(7,152)	(1,714)	(176)

Total income tax	23,671	(25,430)	25,590

Notes to the consolidated financial statements (continued)

(d)	Below is a reconciliation of tax expense and the accounting profit (loss) multiplied by the statutory tax rate for the years 2021, 2020 and 2019:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Profit (loss) before income tax	101,129	(58,099)	(1,955)
Loss from discontinued operations before income tax	(429,018)	(66,810)	(52,094)
Loss before income tax
	(327,889)	(124,909)	(54,049)
Theoretical income tax benefit
	96,727	36,848	15,944
Permanent items and others:
Share in the results of associates and joint ventures	70,933	18,497	26,341
Investment in associate available for sale	(83,192)	(21,305)	(12,266)
Effect of translation into U.S. dollars	(895)	(31,853)	14,995
Non-deductible expenses	(3,931)	(11,097)	(13,091)
Foreign exchange difference of permanent items	(9,001)	(10,524)	(3,081)
Mining royalties and special mining tax	(3,253)	1,273	(24)
Use (provision) for recovery of deferred tax asset	5,979	(3,213)	(3,052)
Unrecognized deferred tax asset for striping cost	(1,130)	(2,342)	—
Income tax income (expense)	72,237	(23,716)	25,766
Mining Royalties and Special Mining Tax	(7,152)	(1,714)	(176)
Total income tax benefit (expense)	65,085	(25,430)	25,590
Income tax from continuing operations	23,671	(25,430)	25,590
Income tax from discontinued operations	41,414	—	—
	65,085	(25,430)	25,590

(e)

Related to the investment in associates, the Group has not recognized a deferred income tax asset of US$64.8 million as of December 31, 2021, originated by the difference between the financial and taxable basis of these investments (US$64.2 million as of December 31, 2020). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

31.  Commitments and contingencies

Commitments

(a)	Environmental -

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfilment of the investments, subject to the principles of protection, preservation and recovery of the environment.

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objective of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

The Groups considers that the recorded liability is sufficient to comply with the environmental regulations of Peru.

Notes to the consolidated financial statements (continued)

(b)	Leased concessions -

The Group pays 10% on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043. The payments are included as royalties, see note 24.

Contingencies

(c)	Legal procedures -

Buenaventura -

The Group is a party to legal procedures that have arisen in the normal course of business. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies for the Group’s consolidated financial statements.

The possible contingencies amount to US$4.1 million and US$5.4 million as of December 31, 2021 and 2020, respectively. See note 15(a).

The possible tax contingencies amount to US$5.9 million and US$6.3 million as of December 31, 2021 and 2020, respectively, see note 15(a).

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

(d)	Open tax procedures –

Buenaventura –

-	During 2012 and 2014, the Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) reviewed the income tax for 2007 and 2008. As a result, SUNAT does not recognize tax declared deductions of S/1,056,310,000 (equivalent to US$264,210,000) for the year 2007 and S/1,530,985,000 (equivalent to US$382,938,000) for the year 2008. The main unrecognized deduction is the payment made for the removal of the price component of its commercial contracts of gold. In the opinion of management and its legal counsel, the objections are unfounded so Buenaventura expects to receive a favorable result in the initiated claim process.

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

Notes to the consolidated financial statements (continued)

On November 10, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT corresponding to 2007 and 2008. With this ruling, on November 13, 2020, SUNAT notified the Company of the start of the compulsory collection of such taxes for S/1,567,297,000 (equivalent to US$392,013,000), composed of S/192,049,000 (equivalent to US$48,036,000) of income tax and S/1,375,248,000 (equivalent to US$343,984,000) of interest and penalties.

The Company made payments under protest during the months of November and December 2020 for S/72,065,000 (equivalent to US$18,130,000), which are recorded in the caption “Trade and other accounts receivable, net”, note 7(c). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

The Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/1,505,948,000 (equivalent to US$376,675,000), for which has been delivered, as a guarantee, letters of guarantee for the total amount plus 5% according to the tax requests for a total of S/1,580,126,000 (equivalent to US$395,229,000). The application was approved by SUNAT on January 5, 2021 and payments were schedule to begin in July 2021 considering a monthly interest rate according to the tax regulations of 0.8% per month until March 31, 2021 and 0.72% per month from April 1 onwards.

On July 30, 2021, the Company paid the full amount of the tax liability related to the 2007 and 2008 tax processes that were subject to deferment and installment. The total amount paid of S/1,584,227,000 (equivalent to US$398,548,000), which includes the updating of interest as of July 30, 2021 for S/78,279,000 (equivalent to US$19,693,000), is recorded in the caption “Trade and other accounts receivable, net”, see note 7(c). As a result of this payment, SUNAT’s resolutions of deferment and installment of the tax amount have been rendered null and void and the letters of credit that were delivered as collateral for said liability has been returned to the Issuing Banks.

On December 19, 2018, the Company with the support of its legal advisors filed contentious administrative lawsuits before the Judiciary regarding the controversy of taxable years 2007 and 2008.

On December 30, 2020, the Company was notified that the claim corresponding to fiscal year 2007 has been declared unfounded by the Nineteenth Administrative Litigation Court with a Subspecialty in Tax and Customs Issues. On January 11, 2021, the Company with the support of its legal advisors filed an appeal against said judgment, which will be submitted to the Superior Court.

On May 3, 2021, the Seventh Superior Chamber declared the First Instance Judgment null and void due to an evident lack of motivation and procedural consistency. On July 15, 2021, the new oral report was made before the Court of First Instance. On January 7, 2022, the new Judgment of the Court of First Instance was issued, declaring the lawsuit unfounded. According to the sponsoring lawyers, said ruling fails to comply with the mandate of the Seventh Chamber, again incurring grounds for annulment. On January 18, 2022, the appeal of the new sentence has been filed.

The lawsuit referring to fiscal year 2008 is pending resolution in the Twenty-Second Administrative Litigation Court.

In August 2019, the Company was notified of the resolution that decided to reject the precautionary request referring to fiscal year 2007. In December 2019, a new request for precautionary measure was presented that has been rejected by the Nineteenth Administrative Litigation Court with Subspecialty in Tax and Customs Issues, which has been appealed. On August 2, 2021, the Superior Chamber confirmed the First Instance ruling that rejected the precautionary measure and the definitive filing of the Precautionary Measure was ordered.

In April 2019, the Twenty-Second Administrative Litigation Court with a Subspecialty in Tax and Customs Issues required the Company to offer an injunction for 60% of the tax amount for fiscal year 2008. In compliance with said mandate, the Company delivered the letter of credit for S/511,030,000 (equivalent to US$141,013,000) with a validity of twelve months, until April 2020. In October 2020, the Company was notified of the resolution that resolved to reject the

Notes to the consolidated financial statements (continued)

precautionary request referring to fiscal year 2008 and the letter of collateral delivered has been without effect and will be returned to the Company.

In December 2019, a new request for a precautionary measure was submitted to the Twenty-Second Administrative Litigation Court with a Subspecialty in Tax and Customs Issues in order to suspend collection actions for 2008. Said Court has required the Company to provide collateral for 60% of the tax debt, updated as of January 31, 2020, of S/892,682,000 (equivalent to US$223,282,000). In compliance with said mandate, the Company has delivered the letter of credit for S/535,609,000 (equivalent to US$133,969,000) with a validity of twelve months, until July 2021. On May 25, 2021, the Company has withdrawn the precautionary measure, which has been accepted by the Court, and on July 6, it has returned the letter of credit delivered as collateral, which has been returned to the issuing bank.

During 2015, SUNAT reviewed the income tax of 2009 and 2010. As a result, they did not recognize Buenaventura declared tax deductions of S/76,023,000 (equivalent to US$19,015,000) and the compensation of tax losses of S/561,758,000 (equivalent to US$140,510,000). The main unrecognized deductions by Buenaventura are: the non-deductibility of bonuses paid to contractors, a provision of doubtful accounts not accepted as an expense and income unduly deducted. In the opinion of Management and its legal counsel, Buenaventura expects to receive a favorable result in the initiated claim and appeal process.

In December 2018, the Tax Court resolved the appeal files confirming reparations S/66,623,000 (equivalent to US$16,664,000) related to the provision for collection of doubtful receivables as an expense and unfounded income unduly deducted. The Company’s management, with the support of its legal advisors, has initiated administrative and judicial actions to present its arguments and make its rights prevail.

In December 2019, SUNAT initiated actions of forced collection of interest and fines for the reliquidation that it has made of prepayments from January to December 2009 and January to February 2010. These are based on the 2007 and 2008 annual tax fiscal years, which were recalculated by SUNAT with the objections mentioned in the first and second paragraphs and which are questioned in the judicial process. On December 20, 2019, SUNAT executed the forced collection of S/120,262,000 (equivalent to US$30,255,000). In the opinion of the legal advisors of the Company, favorable results are expected to be obtained in the judicial process that has been initiated, therefore an account receivable have been recognized in the heading “Trade and other accounts receivable, net”, see note 7(c).

On December 4, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT for the year 2010. With this ruling, on December 11, 2020, SUNAT has notified the Company of the initiation of the compulsory collection of the taxes for fiscal year 2010 for S/340,074,000 (equivalent to US$85,061,000).

The Company made payments under dispute in December 2020 for S/1,800,000 (equivalent to US$452,000) which are recorded in the caption “Trade and other receivables, net”, see note 7(c). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

On January 5, 2021, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/339,928,000 (equivalent to US$85,025,000), for which letters of guarantee for the total amount plus 5% according to the tax requests for a total of S/357,944,000 (equivalent to US$89,531,000). The application was approved by SUNAT on January 14, 2021 and payments began to be made in July 2021.

On July 30, 2021, the Company paid the full amount of the tax liability referring to fiscal year 2010, which was subject to deferral and installment. The total amount paid of S/356,691,000 (equivalent to US$89,733,000) which includes the updating of interest as of July 30, 2021 for S/16,762,000 (equivalent to US$4,217,000) recorded in the caption “Trade and other receivables, net”, see note 7(c). As a result of this payment, SUNAT's resolutions of deferment and installment of the tax debt have been rendered null and void and the letters of credit that were delivered as collateral for said disputed tax assessment have been returned to the issuing banks.

Notes to the consolidated financial statements (continued)

On December 14, 2020, the Tax Court confirmed the reliquidation of the tax liability determined by SUNAT for fiscal year 2009. With this ruling, on December 17, 2020, SUNAT notified the Company of the initiation of the compulsory collection of the disputed amounts for fiscal year 2009 for S/202,614,000 (equivalent to US$50,679,000).

The Company made payments under protest in January 2021 for S/19,171,000 (equivalent to US$4,823,000) which are recorded in the caption “Trade and other receivables, net”, note 7(c).Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated with regards to this matter.

On January 14, 2021, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/184,922,000 (equivalent to US$46,253,000) for which has been delivered, as collateral, letters of credit for the total amount plus 5% according to the tax requests for a total of S/194,398,000 (equivalent to US$48,624,000). The application has been approved by SUNAT on January 28, 2021 and payments began to be made from July 2021.

On July 30, 2021, the Company paid the full amount of the disputed tax debt referring to fiscal year 2009, which was subject to deferral and installment. The total amount paid of S/193,398,000 (equivalent to US$48,654,000) which includes the updating of interest as of July 30, 2021 for S/8,477,000 (equivalent to US$2,133,000) recorded in the caption “Trade and other receivables, net”, see note 7(c). As a result of this payment, SUNAT's resolutions of deferment and installment of the tax assessment have been rendered null and void and the letters of credit that were delivered as collateral for said amount have been returned to the Issuing Banks.

On March 5, 2019, the Company and its sponsoring attorneys have filed contentious-administrative lawsuits before the Judiciary regarding taxable years 2009 and 2010.

The lawsuit referring to the 2009 taxable year is pending resolution in the Twenty-Second Administrative Litigation Court.

On November 1, 2020, the Company was notified that the lawsuit corresponding to fiscal year 2010 filed before the Nineteenth Administrative Litigation Court with a Subspecialty in Tax and Customs Issues has been declared founded in relation to the unsupported income unduly deducted from taxable income. On November 9, 2020, the Company and its sponsoring attorneys filed a partial appeal against said judgment, which has been submitted to the Superior Court. On January 7, 2021, the Company was notified with the second instance judgment, issued by the Sixth Superior Chamber declaring the first instance judgment null ordering the Court to issue a new judgment. On January 21, 2021, the Company with the support of its legal advisors have presented the Appeal for Cassation that must be raised to the Supreme Court.

The Sixth Chamber has reserved the processing of the cassation appeal and has referred the file to the Nineteenth Court to issue a new ruling on the grounds that a part of the second instance judgment declared the first instance judgment null.

On the other hand, on March 4, 2019, the Tax Administration filed a contentious-administrative lawsuit against the end of the Tax Court Resolutions for the years 2009 and 2010 that raised the objections for bonuses paid to contractors; being that, with respect to the year 2010, the claim was declared well founded in first instance and subsequently said ruling was confirmed in second instance.

In purported compliance with the second instance judgment, on October 5, 2021, the Tax Court modified the ruling contained in its initial Resolution and ruled against the Company's position for the bonuses paid to contractors in fiscal year 2010. On January 19, 2022, the Company filed a contentious-administrative lawsuit against the new Resolution of the Tax Court, which is pending resolution.

The judicial process associated with the 2009 financial year is pending in the first instance.

Notes to the consolidated financial statements (continued)

In April 2019, the Company and its sponsoring attorneys submitted the requests for precautionary measures in order to suspend the collection actions for the tax assessment for the 2009 and 2010 fiscal years.

In May 2019, the Twenty-Second Administrative Litigation Court with a Subspecialty in Tax and Customs Issues required the Company to offer collateral for 60% of the tax amount for fiscal year 2009. In compliance, the Company delivered the letter of credit for S/171,791,000 (equivalent to US$42,969,000) with a validity of twelve months, until May 2020. Said letter has been renewed with a new letter for 60% of the tax amount for fiscal year 2009, updated as of May 14, 2020, from S/196,485,000 (equivalent to US$49,146,000) with a letter of credit of S/117,891,000 (equivalent to US$3229,487,000) valid until May 2021.

On April 16, 2021, the Court decided to reject the precautionary measure. The Company has requested the return of the letter of credit and it has been delivered to the issuing bank.

In August 2020, the Company was notified of the judicial resolution that decided to reject the precautionary request related to the tax debt for 2010.

During the year 2018, SUNAT has audited the income tax declaration for 2014. As a result of this audit, SUNAT does not recognize the Company deductions declared for S/94,898,000 (equivalent to US$23,736,000). The main disagreements are related to the non-deductibility of bonus paid to contractors, which also affects the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT. In the opinion of management and its legal advisors, these repairs don’t have technical support, so that a favorable result in the claim process that they have initiated is expected to be obtained.

On November 12, 2020, the Tax Court (last administrative instance) resolved the appeal, declaring founded, in part, the payment of bonuses to contractors and confirming the non-recognition of compensation for tax losses. The Company’s management with the support of its legal advisors are initiating administrative and judicial actions to present their arguments and make their rights prevail.

As of December 31, 2021, the total possible contingencies related to these audits amount to S/39,590,000 (equivalent to US$9,902,000) and S/43,462,000 (equivalent to US$10,871,000) as of December 31, 2020.

On February 15, 2021, the Company and its sponsoring lawyers have filed a contentious-administrative lawsuit before the Judicial Branch regarding the ruling of the Tax Court.

The lawsuit referring to the taxable year 2014 is pending resolution in the Nineteenth Contentious-Administrative Court.

During the year 2019, SUNAT reviewed the income tax of the year 2013. As a result, SUNAT did not recognize Buenaventura’s declared tax deductions by S/148,730,000 (equivalent to US$37,201,000). The main assertions made by the SUNAT include the non-deductibility of bonuses paid to contractors, the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT. Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

On March 15, 2021, the Tax Court (last administrative instance) has resolved the appeal, declaring, in part, the payment of bonuses to contractors and confirming the lack of compensation for tax losses and use of balance in favor for a total of S/139,235,000 (equivalent to US$34,826,000). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

As of December 31, 2021, the total possible contingencies related to these audits amount to S/55,465,000 (equivalent to US$13,873,000) and S/65,751,000 (equivalent to US$16,446,000) as of December 31, 2020.

Notes to the consolidated financial statements (continued)

On June 11, 2021, the Company and its sponsoring lawyers have filed a contentious-administrative lawsuit before the Judicial Branch regarding the ruling of the Tax Court.

The lawsuit referred to the taxable year 2013 is pending resolution in the Twentieth Contentious-Administrative Court.

During the year 2019, SUNAT reviewed the income tax of the year 2014. As a result, SUNAT did not recognize Buenaventura’s declared tax deductions related to the deductibility of bonuses paid to contractors for S/2,067,000 (equivalent to US$517,000). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

On November 17, 2020, SUNAT has resolved the claim appeal, confirming the objections made in the inspection process. The Company has paid the tax amount of S/4,744,000 (equivalent to US$1,193,000) to reduce the amount of the fines that would otherwise be payable and has recorded in the caption “Trade and other accounts receivable, net”, see note 7(c), based on the opinion of its legal advisors who are of the opinion that there are sound arguments to obtain a favorable result in the appeal process that has been initiated before the Tax Court.

On July 23, 2021, the Tax Court (last administrative instance) has resolved the appeal declaring founded, in part, the claim for the repair of the tax credit for the bonuses paid to contractors and its impact on the carryover of the balance in favor of the exporter. Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

The Company’s Management and its legal advisors are of the opinion that the results of the procedures in the various instances will be favorable to the Company, which is why they have not recognized any provision for these contingencies.

Subsidiaries –

Sociedad Minera El Brocal S.A.A. –

On May 30, 2014, SUNAT issued tax and fines assessments related to the 2011 income tax of El Brocal. They do not recognize the deduction of the loss in derivative financial instruments, the expense in mining royalties and the expenses of feeding of third parties within the terms of law. El Brocal filed an appeal that is pending resolution to date. It should be noted that on June 18, 2014, El Brocal decided to pay under protest the income tax assessment of S/8,333,000 (equivalent to US$2,096,000) so it can have access to reduced fine. This payment has been recorded as part of account receivables in the caption “Trade and other accounts receivable , net", see note 7(c).

On January 8, 2015, SUNAT notified El Brocal of a tax assessment for the 2012 income tax year related to deductions claimed by the subsidiary and rejected by SUNAT. As a result of the rejection of these deductions, SUNAT notified a tax assessment for income tax payments from January to December 2012, which amounts to S/4,030,000 (equivalent to US$1,008,000). El Brocal has filed an appeal to the Tax Court, which is pending resolution.

On June 14, 2017, SUNAT notified El Brocal of its determinations and fine resolutions as a result of the inspection procedure initiated for the 2013 income tax year where the balances in favor and the taxable tax loss are repaired. These resolutions were claimed without favorable results. On January 24, 2018, El Brocal filed the appeal before the Tax Court.

On May 13, 2019, the Tax Court notified El Brocal through Resolution No. 3062-3-2019 that its appeal of the taxable years 2011, 2012 and 2013 had been resolved to prohibit the deduction of the expense for food and confirmed the observations related to the deductibility of losses on derivative financial instruments and the expense associated with the payment of mining royalties of the 2011, 2012 and 2013 fiscal years.

As a result of the previous resolution, the Tax Administration has once again determined income tax and the effects on payments on account for the years 2011, 2012 and 2013. The Brocal has filed an appeal to the Tax Court.

Notes to the consolidated financial statements (continued)

On August 9, 2019, El Brocal filed an administrative contentious lawsuit against the decision of the Tax Court since El Brocal had provided reliable documentation regarding the basis for the deductibility associated with the loss on derivative financial instruments and payment of mining royalties.

As of December 31, 2021, the possible contingencies regarding El Brocal amount to S/5,468,000 equivalent to US$1,274,000 (S/5,220,000 equivalent to US$1,445,000 as of December 31, 2020).

Based on the opinion of El Brocal’s legal advisers, management expects to obtain a favorable result and therefore it has not recorded a provision for these contingencies.

During 2019, SUNAT reviewed the tax return for El Brocal’s fiscal year 2015. As a result of this review, SUNAT communicated on December 31, 2019 its determination and resolutions where it questions the depreciation rate of two tailings and the deduction of the development costs of the Smelter Project for a total S/13,930,000 (equivalent to US$3,484,000) determining a debt of S /3,412,000 (equivalent to US$853,000). Management of El Brocal and its legal advisors considered that the findings rendered by the SUNAT are not supported by the technical merits of the positions taken by the SUNAT and have started the claim process.

On January 27, 2020, El Brocal made a payment of S/1,456,000 (equivalent to US$366,000), which has been recorded in the caption “Trade and other accounts receivable , net“, see note 7(c) as it expects to recover this amount.

On December 18, 2020, SUNAT has resolved the claim resource, leaving without effect the observation referring to the deduction of the development costs of the Tajo Smelter Project and has confirmed the repair for the depreciation of the tailings for S/6,108,000 (equivalent to US$1,505,000). As a result, SUNAT has returned part of the fine of S/459,000 (equivalent to US$115,000) for which, as of December 31, 2021, a receivable is recognized of S/997,000 (equivalent to US$251,000), note 7(c). Management of El Brocal and its legal advisors consider that the objection has no basis, and therefore on January 12, 2021 they have started the appeal process before the Tax Court.

During 2020, SUNAT reviewed the income tax return for the year 2014. As a result of this review, SUNAT notified El Brocal on December 30, 2020 of its determination Resolutions and the Fine where it questions the depreciation rate of two tailings dams, the deduction of the development costs of the Tajo Smelter Project and certain operating expenses for a total of S/16,582,000 (equivalent to US$4,148,000) determining an amount to be paid of S/10,902,000 (equivalent to US$2,727,000). El Brocal's management and its legal advisors consider that the findings have no technical merit and have initiated the claim process.

On January 7, 2021, El Brocal paid the tax assessment under protest in order to benefit from a reduction of the fine. The amount disbursed of S/7,871,000 (equivalent to US$1,980,000) has been recorded in the caption “Trade and other accounts receivable, net”, see note 7(c).

On May 21, 2021, SUNAT resolved the appeal, nullifying the initial observation referring to the deduction of the development costs of the Tajo Smelter Project and has confirmed its initial finding related to the deductions taken for the depreciation of the tailings for S/6,018,000 (equivalent US$1,505,000) and operating expenses for S/5,384,000 (equivalent to US$1,347,000). As a result of the ruling, SUNAT has returned part of the fine for S/3,003,000 (equivalent to US$755,000) so that as of December 31, 2021, an account receivable is recognized of S/4,868,000 (equivalent to US$ 1,225,000), note 7(c). Management of El Brocal and its legal advisors consider that the SUNAT’s findings are unfounded and the appeal process has begun before the Tax Court on June 11, 2021.

Minera La Zanja S.R.L. -

During the years 2016, 2017 and 2018, SUNAT audited the income tax return for the years 2013 and 2015; as a result, SUNAT does not recognize deductions for payments of profit sharing of workers, payments for police protection, balance of profit sharing and the exchange difference associated with the provision for mine closures. On November 20, 2020, the Tax Court has confirmed the position associated with the profit sharing and the exchange difference for the provision for mine

Notes to the consolidated financial statements (continued)

closure. As a result, on March 18, 2021, SUNAT has revised the imputed amount to be paid for the years 2013 and 2015 for S/3,438,000 (equivalent to US$860,000) that Minera La Zanja S.R.L. has proceeded to pay.

Possible contingencies for deductions not recognized by SUNAT that have been paid amount to S/3,060,000 (equivalent to US$770,000)and are recorded in the caption “Trade and other accounts receivable, net”, see note 7(c).

In the opinion of management and its legal advisors, the interpretation of the Tax Court is unsupported, therefore Minera La Zanja S.R.L., on March 9, 2021, has initiated a contentious-administrative lawsuit that is pending resolution in the Twenty-First Court of Administrative Litigation with Tax Subspecialty of Lima.

Empresa de Generación Huanza S.A. -

During 2015, SUNAT audited the 2014 income tax return of the Company’s subsidiary Huanza. As a result, a portion of the depreciation of its fixed assets was not recognized for S/27,532,000 (equivalent to US$6,886,000). The possible contingency amounts to S/7,993,000 (equivalent to US$1,999,000) as of December 31, 2021 (S/7,532,000 equivalent to US$1,884,000 as of December 31, 2020). In the opinion of Huanza’s management and of its legal advisors, this interpretation has no basis and therefore Huanza expects to obtain a favorable result in the appeal process that has begun.

Procesadora Industrial Río Seco S.A.-

The Customs Division of the SUNAT has determined an alleged omission in the payment of the General Sales Tax of S/1,815,000 (equivalent to US$454,000) in an import made in 2012 of certain equipment for the construction of Rio Seco’s industrial plant. SUNAT supported its position that Rio Seco should have included the amount of the consideration paid by Río Seco for the engineering services provided by its suppliers abroad in the customs value. In the opinion of management and its legal advisors, this observation is not substantiated and a favorable ruling is expected to be obtained in the complaint and appeal process.

On March 13, 2019, the Tax Court issued Resolution No. 0844-A-2019 that confirmed the observation of the Tax Administration.

On May 17, 2019, SUNAT initiated coercive collection actions for the tax amount assessed. Río Seco initiated several administrative and judicial actions to suspend the payment, without favorable results. During July to September 2019, Tax Administration executed the forced collection of the tax to be paid amounting to S/11,153,000 (equivalent to US$3,162,000). In the opinion of the legal advisors of Río Seco, a favorable result should be obtained in the judicial process that has been initiated, and therefore the amount paid has been recorded in the heading “Trade and other receivables, net”, see note 7(c).

On June 13, 2019, Río Seco has filed an administrative contentious lawsuit against the Tax Court’s Resolution seeking to overturn the Tax Administration’s objection.

Chaupiloma -

SUNAT has issued determination resolutions for fiscal years 2001, 2005, 2008, 2009, 2010, 2011 and 2013 challenging the recognition of the amortization of the investment in the mining concessions that was carried out according to the provisions of the Income Tax Law and that, according to SUNAT, said amortization should have been carried out according to the provisions of the General Mining Law applicable to the owners of mining activities. Deductions not recognized by SUNAT are S/10,500,000 (equivalent to US$2,626,000). In successive rulings, the Tax Court has confirmed that the amortization and deduction made by the Company has been carried out in accordance with the applicable law and has rendered the determination resolutions null. SUNAT has appealed to the Judiciary and has filed contentious-administrative lawsuits for the fiscal years 2008-2009, 2011 and 2013 to which Chaupiloma is responding to. In the opinion of management and Chaupiloma's legal advisors, it is expected that a favorable result will be obtained in the different judicial processes that are in process.

On June 11, 2021, the Tax Court resolved the audit file for fiscal years 2001-2005, ruling that the amortization taken for the year 2001 was not deductible because the concessions were not being exploited in said period. The Company has paid, under

Notes to the consolidated financial statements (continued)

protest, the tax amount for 2001 of S/1,270,000 (equivalent to US$323,000), which has been recorded in the caption “Trade and other accounts receivable, net”, see note 7(c) since in the opinion of Chaupiloma’s management and its legal advisors expect a favorable result to be obtained through the legal proceedings that have been initiated.

Associates -

Cerro Verde -

Mining Royalties

On June 23, 2004, Law N ° 28528 - Law of Mining Royalty was approved under which the owners of mining concessions had to be paid as financial compensation for the exploitation of metallic and non-metallic mineral resources. A mining royalty was determined applying rates that ranged between 1% and 3% on the value of the concentrate or its equivalent, according to the price quotation of the international market published by the Ministry of Energy and Mines. Based on the terms of an agreement signed in 1998 with the government of Peru, Cerro Verde determined that the payment of mining royalties was not applicable, because the new law was signed after the signing of the contract with the Peruvian Government. However, under the terms of its new guarantee contract, which became effective on January 1, 2014, Cerro Verde began to pay mining royalties and special mining tax for all its production based on Law No. 29788, which is calculated based on the operating profit with rates that fluctuate between 1% and 12%. The amount to be paid for the mining royalty will be the highest amount that results from calculating the result of applying the applicable tax rate on the quarterly operating profit (the rate is established based on the operating margin for the quarter) or 1% of revenues generated by sales made in the calendar quarter.

SUNAT has also assessed mining royalties on materials processed by Cerro Verde´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. Cerro Verde contested each of these assessments because it believes that its 1998 stability agreement exempts it from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as Cerro Verde began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

Since 2017, Cerro Verde has recorded payments of S/2.8 billion (approximately US$771.2 million at closing exchange rate as of December 31, 2020, including interest, deferral interest and penalties of US$496.5 million) related to the tax observations for mining royalties and special tax on mining for the period from December 2006 to December 2013. Since 2014, Cerro Verde has been paying these disputed assessments for the period from December 2006 to December 2013 through fractionation programs (granted through a schedule equivalent to 66 monthly installments), all under protest. In August 2021, Cerro Verde decided to make the payment of the entire amount of the pending subdivisions in advance and under protest. As of December 31, 2021, Cerro Verde has made payments totalling S/2.9 billion (equivalent to US$791.9 million based on the exchange rate on the payment date).

On February 2020, Cerro Verde filed arbitration proceedings with the International Centre for Settlement of Investment Disputes (CIADI) and on October 19, 2021, Cerro Verde formally filed the arbitration claim.

On March 31, 2021, Superintendence Resolution 044-2021 / SUNAT was published, establishing the new monthly default interest rate effective from April 1, 2021. The moratory interest rate in national currency ranges from 1 % to 0.9%.

Notes to the consolidated financial statements (continued)

Other assessments received from SUNAT

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty), including penalties and interest. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

		Penalty and
Year	Taxes	interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	8,684	39,402	48,086
2006	10,998	51,565	62,563
2007	11,579	22,102	33,681
2008	16,907	16,923	33,830
2009	56,000	51,604	107,604
2010	53,573	121,952	175,525
2011	40,593	65,366	105,959
2012	869	6,718	7,587
2013	48,063	65,014	113,077
2014	181	3,208	3,389
2015	763	21,894	22,657
2016	4,202	2,652	6,854

	252,412	468,400	720,812

As of December 31, 2021, Cerro Verde has paid US$641.3 million of which its has filed objections for US$236.5 million (US$190.5 million as of December 31, 2020), which Cerro Verde expects will be recovered.

(e)	Letters of credit –

Letters of credit with financial institutions –

With the objective that Buenaventura could benefit from the fractionation with respect to its tax obligations, Buenaventura delivered letters of credit for S/1,780,126,238 (equivalent to US$491.0 million) as of December 31, 2020 issued by financial institutions. Additionally, in order to guarantee the obligations, Buenaventura granted in favor of the financial institutions the following collateral:

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

In addition to complying with the payment of the tax amount in accordance with the fractionation, Buenaventura assumed within the agreement with the financial entities (“secured creditors”) the following specific obligations:

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

Additionally, letters of credit were established for S/653.5 million (equivalent to US$180.3 million) in order to guarantee the payment of the tax amount for fiscal years 2008 and 2009 in the event of obtaining precautionary measures by the Judicial Power and while the contentious administrative claims on the merits were resolved.

As of December 31, 2021, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax findings have been rendered null and the letters of credit that were delivered as collateral for said findings have been returned to the financial institutions.

Letters of credit with regional governments and others -

In addition to the letters of credit related to the plans for the closure of mines and projects, mentioned in the note 15(b), the Group maintains letters of credit with regional governments and others for US$1,291,000 as of December 31, 2021 (US$852,000 as of December 31, 2020).

Notes to the consolidated financial statements (continued)

32.   Transactions with related companies

(a)	The Group has carried out the following transactions with its related companies in the years 2021, 2020 and 2019:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Associates -
Revenues from:
Royalties	15,928	18,638	22,297
Energy	3,255	3,173	3,181
Supplies, note 28(a)	169	890	1,259
Mineral	—	211	683
Mining concessions, property, plant and equipment, note 28(a)	—	—	11

Purchase of:
Supplies	53	55	9

Services rendered to:
Administrative and Management services	802	672	359
Operation and maintenance services related to energy transmission	262	280	287
Services of energy transmission	153	320	287
Constructions services	8	72	4

Dividends received and collected from:
Sociedad Minera Cerro Verde S.A.A.	137,091	—	29,377
Compañía Minera Coimolache S.A.	11,320	3,649	4,011
	148,411	3,649	33,388
Joint Venture -
Interest income:
Transportadora Callao S.A., note 29(a)	89	114	86

Non-controlling shareholders -
Dividends paid to:
Newmont Peru Limited - Sucursal del Perú	6,160	5,140	6,500

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2021	2020
	US$(000)	US$(000)

Trade and other receivables, note 7(a)
Minera Yanacocha S.R.L.	4,314	5,604
Compañía Minera Coimolache S.A.	312	469
	4,626	6,073
Other receivables, note 7(a)
Transportadora Callao S.A.	1,855	2,035
Compañía Minera Coimolache S.A.	443	277
	2,298	2,312
	6,924	8,385

Trade and other payables, note 14(a)
Compañía Minera Coimolache S.A.	113	141

Other payables, note 14(a)
Compañía Minera Coimolache S.A.	—	292
Other minor	14	36
	14	328
	127	469

As of December 31, 2021 and 2020, there is no allowance for expected credit losses related to related parties accounts.

(c)	S.M.R.L. Chaupiloma Dos de Cajamarca -

In accordance with mining lease, amended and effective on January 1, 1994, Minera Yanacocha S.R.L. pays the Group a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

(d)	Key officers -

As of December 31, 2021 and 2020, loans to employees, directors and key personnel amounts to US $3,000 and US $7,000, respectively, are payable monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years ended 2021 and 2020 are presented below:

	2021	2020
	US$(000)	US$(000)

Accounts payable:
Directors’ remuneration	1,639	1,797
Salaries	847	856
Bonus to officers	11,650	5,828

Total	14,136	8,481

	2021	2020	2019
	US$(000)	US$(000)	US$(000)
Disbursements:
Salaries	10,278	11,586	12,690
Directors’ compensations	1,841	1,797	1,746
Total	12,119	13,383	14,436

(e)

The account receivable from Consorcio Transportadora Callao corresponds to the disbursements made between 2011 and 2013 by the subsidiary El Brocal in order to participate in the joint venture (see note 10(c)). This account receivable generates interest at an annual rate of 6.25% plus 3 month LIBOR and it is estimated that it will be collected from the year 2023.

33.    Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are the following:

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

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. In addition, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities,which are managed independently.

Corporate information mainly includes the following:

In the segment information of profit or loss -

-	Sales to third parties of gold purchased by the Parent company from La Zanja mining unit and the corresponding cost of sale as well as other intercompany sales.

Notes to the consolidated financial statements (continued)

-

Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Uchucchacua, Orcopampa, Julcani and Tambomayo).

-	Exploration activities in non-operating areas, carried out directly by the Parent company and not by the consolidated separate legal entities.
-	Participation in subsidiaries and associate companies of the Company, which are accounted for using the equity method.

In the segment information of assets and liabilities -

-

Investments in Sociedad Minera Cerro Verde S.A.A., Compañía Minera Coimolache S.A. and Tinka Resources Ltd., associate companies that are directly owned by the Parent company and are accounted for using the equity method; see note 10 to the consolidated financial statements.

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

Adjustments and eliminations mainly include the following:

In the segment information of consolidated statements of profit or loss –

-

The elimination of any profit or loss of investments accounted for under the equity method and not consolidated by the Group corresponding to the associate companies: Sociedad Minera Cerro Verde S.A.A., Compañía Minera Coimolache S.A. and Tinka Resources Ltd.

-	The elimination of intercompany sales and cost of sales.
-	The elimination of any equity pickup profit or loss of the subsidiaries of the Parent company.

In the segment information of assets and liabilities –

-

The elimination of the assets and liabilities of the investments accounted for under the equity method and not consolidated, corresponding to the associate companies: Sociedad Minera Cerro Verde S.A.A., Compañía Minera Coimolache S.A. and Tinka Resources Ltd.

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

Refer to note 20(d) to the consolidated financial statements for information about major customers (representing more than 10% of the Group’s revenues). All non-current assets are located in Peru.

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Exploration							Sociedad
							and	Energy						Minera	Compañía
							development	generation		Rental of	Holding of			Cerro	Minera	Tinka	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	and	Insurance	mining	investment	Industrial		Verde	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	activities	Corporate	S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2021
Results:
Continuing operations
Sales
Sales of goods	79,375	89,567	56,065	181,021	410,390	39,380	—	—	—	—	—	47,024	—	4,199,448	215,481	—	5,317,751	(4,454,281)	863,470
Sales of services	—	—	—	—	—	—	—	53,083	15,651	—	551	13,876	—	—	—	—	83,161	(62,109)	21,052
Royalty income	—	—	—	—	—	—	—	—	—	15,928	—	—	—	—	—	—	15,928	—	15,928
Total sales	79,375	89,567	56,065	181,021	410,390	39,380	—	53,083	15,651	15,928	551	60,900	—	4,199,448	215,481	—	5,416,840	(4,516,390)	900,450
Operating costs
Cost of sales of goods, excluding depreciation and amortization	(95,359)	(56,183)	(31,319)	(82,531)	(248,021)	(46,531)	—	—	—	—	—	(46,811)	—	(2,272,989)	(106,088)	—	(2,985,832)	2,456,101	(529,731)
Unabsorbed cost due to production stoppage	(25,326)	—	—	—	—	—	—	—	—	—	—	(1,050)	—	—	—	—	(26,376)	867	(25,509)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(20,781)	—	—	—	(3,940)	—	—	—	—	(24,721)	23,452	(1,269)
Depreciation and amortization	(14,083)	(8,409)	(6,849)	(63,638)	(68,830)	(5,449)	—	(8,995)	—	—	—	(11,569)	—	—	(43,698)	—	(231,520)	44,309	(187,211)
Exploration in operating units	(11,090)	(11,466)	(6,107)	(10,076)	(17,099)	(574)	—	—	—	—	—	—	—	—	(6,191)	—	(62,603)	6,191	(56,412)
Mining royalties	(998)	(7,636)	(599)	(1,712)	(1,626)	(403)	—	—	—	—	—	—	—	—	(529)	—	(13,503)	529	(12,974)
Total operating costs	(146,856)	(83,694)	(44,874)	(157,957)	(335,576)	(52,957)	—	(29,776)	—	—	—	(63,370)	—	(2,272,989)	(156,506)	—	(3,344,555)	2,531,449	(813,106)
Gross profit (loss)	(67,481)	5,873	11,191	23,064	74,814	(13,577)	—	23,307	15,651	15,928	551	(2,470)	—	1,926,459	58,975	—	2,072,285	(1,984,941)	87,344
Operating expenses, net
Administrative expenses	(6,758)	(7,649)	(4,737)	(15,382)	(7,229)	(2,932)	(1,447)	(2,942)	(11,796)	(242)	(1,687)	(1,102)	(4,534)	—	(3,718)	(5,692)	(77,847)	10,262	(67,585)
Selling expenses	(3,738)	(401)	(480)	(5,485)	(9,946)	(124)	—	(740)	—	—	—	(559)	—	—	(1,114)	—	(22,587)	1,760	(20,827)
Exploration in non-operating areas	(65)	—	—	—	(1,383)	(5,742)	(1,011)	—	—	—	—	—	(3,100)	—	—	—	(11,301)	31	(11,270)
Write –off of stripping activity asset	—	—	—	—	(6,763)	—	—	—	—	—	—	—	—	—	—	—	(6,763)	—	(6,763)
Reversal (provision) of contingencies and others	(1,291)	70	320	25	(356)	(1,029)	132	111	—	15	—	9	(436)	—	—	—	(2,430)	(257)	(2,687)
Impairment recovery (loss) of long-lived assets	—	—	—	—	—	4,964	—	—	—	—	—	(19,874)	—	—	—	—	(14,910)	—	(14,910)
Other, net	(7,865)	(501)	(844)	(4,797)	(12,571)	(44)	(371)	134	—	34	(44)	(82)	(80)	—	156	—	(26,875)	(2,385)	(29,260)
Total operating expenses, net	(19,717)	(8,481)	(5,741)	(25,639)	(38,248)	(4,907)	(2,697)	(3,437)	(11,796)	(193)	(1,731)	(21,608)	(8,150)	—	(4,676)	(5,692)	(162,713)	9,411	(153,302)
Operating income (loss)	(87,198)	(2,608)	5,450	(2,575)	36,566	(18,484)	(2,697)	19,870	3,855	15,735	(1,180)	(24,078)	(8,150)	1,926,459	54,299	(5,692)	1,909,572	(1,975,530)	(65,958)

Share in the results of associates and joint venture	—	—	—	—	36	—	—	20,525	(15)	—	(411,974)	—	236,593	—	—	—	(154,835)	395,285	240,450
Finance income	—	—	—	—	388	196	—	124	—	—	—	12	5,659	—	247	—	6,626	(674)	5,952
Finance costs	(431)	(493)	(484)	(270)	(7,126)	(1,361)	(238)	(4,731)	(52)	(2)	(1)	(98)	(45,719)	(28,775)	(2,613)	—	(92,394)	31,765	(60,629)
Net loss from currency exchange difference	(2,010)	(129)	(612)	(641)	(2,346)	(296)	(1,210)	(377)	397	(83)	(7)	(1,824)	(9,542)	29,493	(1,819)	—	8,994	(27,680)	(18,686)
Profit (loss) before income tax	(89,639)	(3,230)	4,354	(3,486)	27,518	(19,945)	(4,145)	35,411	4,185	15,650	(413,162)	(25,988)	178,841	1,927,177	50,114	(5,692)	1,677,963	(1,576,834)	101,129
Current income tax	(57)	(65)	(41)	(132)	(12,220)	—	—	(1,132)	(1,673)	(4,661)	(121)	(291)	—	(704,455)	(27,702)	—	(752,550)	732,175	(20,375)
Deferred income tax	—	—	—	—	(4,736)	4,212	—	6,824	70	—	—	(1,401)	38,987	(31,248)	(4,118)	—	8,590	35,456	44,046
Total income tax	(57)	(65)	(41)	(132)	(16,956)	4,212	—	5,692	(1,603)	(4,661)	(121)	(1,692)	38,987	(735,703)	(31,820)		(743,960)	767,631	23,671
Profit (loss) from continuing operations	(89,696)	(3,295)	4,313	(3,618)	10,562	(15,733)	(4,145)	41,103	2,582	10,989	(413,283)	(27,680)	217,828	1,191,474	18,294	(5,692)	934,003	(809,203)	124,800
Discontinued operations																			(387,604)
Loss for the year																			(262,804)
Total assets	111,885	47,734	30,449	264,521	694,831	121,681	442,335	385,626	19,152	4,927	261,803	63,551	3,016,730	8,124,564	414,986	59,128	14,063,903	(9,502,092)	4,561,811
Total liabilities	62,279	48,659	32,912	36,551	327,519	81,770	21,764	153,090	6,343	1,717	275,814	13,920	1,243,575	1,997,558	150,751	211	4,454,433	(2,431,153)	2,023,280
Other segment information
Investments in associates and joint venture	—	—	—	—	2,497	—	—	99,352	—	—	207,233	—	1,971,506	—	—	—	2,280,588	(858,293)	1,422,295
Acquisition of long-lived assets	16,109	2,983	2,362	3,935	37,649	999	22,513	754	139	—	—	1,744	1,122	—	—	—	90,309	—	90,309
Changes in estimates of mine closures plans	(517)	(390)	(108)	(308)	(1,410)	175	(679)	—	—	—	—	—	(35)	—	—	—	(3,272)	—	(3,272)

Notes to the consolidated financial statements (continued)

														Equity accounted investees

							Exploration and								Compañía
							development	Energy		Rental of	Holding of			Sociedad	Minera	Tinka	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	generation and	Insurance	mining	investment	Industrial		Minera Cerro	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	activities	Corporate	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2020
Results:
Continuing operations
Sales
Sales of goods	90,420	77,825	32,034	142,833	255,275	33,033	—	—	—	—	—	36,541	—	2,538,593	203,163	—	3,409,717	(2,772,098)	637,619
Sales of services	—	—	—	—	—	—	—	48,254	14,753	—	607	15,335	—	—	—	—	78,949	(58,664)	20,285
Royalty income	—	—	—	—	—	—	—	—	—	18,638	—	-	—	—	—	—	18,638	—	18,638
Total sales	90,420	77,825	32,034	142,833	255,275	33,033	—	48,254	14,753	18,638	607	51,876	—	2,538,593	203,163	—	3,507,304	(2,830,762)	676,542
Operating costs
Cost of sales of goods, excluding depreciation and amortization	(100,097)	(37,139)	(16,679)	(64,107)	(170,148)	(31,978)	—	—	—	—	—	(38,607)	—	(1,939,262)	(91,089)	—	(2,546,139)	2,152,251	(393,888)
Unabsorbed cost due to production stoppage	(9,630)	(3,849)	(5,167)	(822)	(10,216)	(203)	—	—	—	—	—	(597)	—	—	—	—	(30,484)	2,726	(27,758)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(17,868)	—	—	—	(5,075)	—	—	—	—	(22,943)	21,389	(1,554)
Depreciation and amortization	(16,752)	(8,102)	(6,412)	(72,714)	(59,433)	(6,595)	—	(9,347)	—	—	—	(10,876)	—	—	(52,732)	—	(190,231)	611	(189,620)
Exploration in operating units	(6,731)	(5,198)	(3,167)	(7,157)	(5,790)	(1)	—	—	—	—	—	—	—	—	(3,586)	—	(28,044)	—	(28,044)
Mining royalties	(1,068)	(6,943)	(278)	(1,228)	(1,902)	(330)	—	—	—	—	—	—	—	—	(715)	—	(11,749)	—	(11,749)
Total operating costs	(134,278)	(61,231)	(31,703)	(146,028)	(247,489)	(39,107)	—	(27,215)	—	—	—	(55,155)	—	(1,939,262)	(148,122)	—	(2,829,590)	2,176,977	(652,613)
Gross profit (loss)	(43,858)	16,594	331	(3,195)	7,786	(6,074)	—	21,039	14,753	18,638	607	(3,279)	—	599,331	55,041	—	677,714	(653,785)	23,929
Operating expenses, net
Administrative expenses	(9,140)	(7,948)	(3,288)	(14,548)	(7,536)	(2,434)	(1,649)	(2,863)	(10,939)	(112)	(398)	(1,498)	(5,965)	—	(4,043)	(2,311)	(74,672)	7,487	(67,185)
Selling expenses	(3,806)	(436)	(438)	(3,862)	(9,070)	(104)	—	(784)	—	—	—	(687)	—	—	(1,290)	—	(20,477)	1,944	(18,533)
Write –off of stripping activity asset	—	−	−	−	(11,633)	—	—	—	—	—	—	—	—	—	—	—	(11,633)	—	(11,633)
Exploration in non-operating areas	(27)	−	−	−	(86)	(4,769)	—	—	—	—	—	—	(3,623)	—	—	—	(8,505)	30	(8,475)
Reversal (provision) of contingencies and others	28	(322)	(195)	10	(1,145)	173	33	501	—	—	—	9	(3,242)	—	—	—	(4,150)	—	(4,150)
Impairment recovery (loss) of long-lived assets	−	−	2,083	−	—	—	—	—	—	—	—	—	—	—	—	—	2,083	—	2,083
Other, net	2,776	(1,922)	(212)	(1,376)	4,547	(712)	(593)	796	—	63	(10)	989	1,186	—	188	—	5,720	(3,030)	2,690
Total operating expenses, net	(10,169)	(10,628)	(2,050)	(19,776)	(24,923)	(7,846)	(2,209)	(2,350)	(10,939)	(49)	(408)	(1,187)	(11,644)	—	(5,145)	(2,311)	(111,634)	6,431	(105,203)
Operating income (loss)	(54,027)	5,966	(1,719)	(22,971)	(17,137)	(13,920)	(2,209)	18,689	3,814	18,589	199	(4,466)	(11,644)	599,331	49,896	(2,311)	566,080	(647,354)	(81,274)
Share in the results of associates and joint venture	—	—	—	—	(253)	—	—	4,331	—	—	(67,018)	—	43,358	—	—	—	(19,582)	82,284	62,702
Finance income	—	−	−	−	257	780	1	1,622	27	9	—	38	1,405	2,350	411	—	6,900	(4,489)	2,411
Finance costs	(268)	(913)	(636)	(390)	(9,175)	(1,484)	(387)	(4,690)	(55)	(2)	(1)	(175)	(21,322)	(142,675)	(2,532)	—	(184,705)	146,883	(37,822)
Net loss from currency exchange difference	(72)	126	78	130	(404)	(306)	(808)	(402)	65	(49)	91	(984)	(1,576)	52,464	(1,267)	—	47,086	(51,202)	(4,116)
Profit (loss) before income tax	(54,367)	5,179	(2,277)	(23,231)	(26,712)	(14,930)	(3,403)	19,550	3,851	18,547	(66,729)	(5,587)	10,221	511,470	46,508	(2,311)	415,779	(473,878)	(58,099)
Current income tax	(60)	(55)	(16)	(93)	(1,483)	(17)	—	(780)	(1,475)	(5,543)	(177)	(171)	—	(236,926)	(24,801)	—	(271,597)	261,673	(9,924)
Deferred income tax	−	−	−	−	(3,346)	235	—	(9,388)	172	—	—	(347)	(2,888)	—	1,079	—	(14,483)	(1,023)	(15,506)
Total income tax	(60)	(55)	(16)	(93)	(4,829)	218	—	(10,168)	(1,303)	(5,543)	(177)	(518)	(2,888)	(236,926)	(23,722)	—	(286,080)	260,650	(25,430)
Profit (loss) from continuing operations	(54,427)	5,124	(2,293)	(23,324)	(31,541)	(14,712)	(3,403)	9,382	2,548	13,004	(66,906)	(6,105)	7,333	274,544	22,786	(2,311)	129,699	(213,228)	(83,529)
Discontinued operations																			(66,810)
Loss for the year																			(150,339)
Total assets	145,287	47,855	45,999	329,384	720,150	134,562	425,731	357,830	15,932	6,813	362,419	90,337	2,343,010	7,767,459	418,966	64,539	13,276,273	(9,296,656)	3,979,617
Total liabilities	62,024	46,787	34,431	38,923	366,705	78,916	22,695	166,396	5,569	2,694	340	13,025	410,197	2,132,131	150,463	876	3,532,172	(2,352,412)	1,179,760
Other segment information
Investments in associates and joint venture	−	−	−	−	2,374	—	—	94,117	—	—	159,529	—	2,040,598	—	—	—	2,296,618	(807,843)	1,488,775
Acquisition of long-lived assets	10,443	1,064	1,059	3,531	23,955	825	24,648	371	106	—	—	4,611	933	—	—	—	71,546	—	71,546
Changes in estimates of mine closures plans	11,745	5,042	771	1,186	2,437	9,569	808	—	—	—	—	—	—	—	—	—	31,558	—	31,558

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Exploration and								Compañía
							development	Energy		Rental of	Holding of			Sociedad	Minera	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	generation and	Insurance	mining	investment	Industrial		Minera Cerro	Coimolache	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	activities	Corporate	Verde S.A.A	S.A.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2019
Results:
Continuing operations
Sales
Sales of goods	186,016	58,902	40,082	188,175	299,252	43,520	—	—	—	—	—	6,046	—	2,890,066	241,173	3,953,232	(3,131,302)	821,930
Sales of services	—	—	—	—	—	—	—	59,690	15,687	—	615	19,557	—	—	—	95,549	(71,888)	23,661
Royalty income	—	—	—	—	—	—	—	—	—	22,297	—	—	—	—	—	22,297	—	22,297
Total sales	186,016	58,902	40,082	188,175	299,252	43,520	—	59,690	15,687	22,297	615	25,603	—	2,890,066	241,173	4,071,078	(3,203,190)	867,888

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(128,523)	(54,739)	(26,586)	(76,827)	(223,998)	(39,693)	—	—	—	—	—	(8,517)	—	(2,101,668)	(108,724)	(2,769,275)	2,256,401	(512,874)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(22,209)	—	—	—	(6,167)	—	—	—	(28,376)	24,998	(3,378)
Depreciation and amortization	(21,053)	(7,563)	(9,178)	(83,657)	(74,335)	(9,103)	—	(10,075)	—	—	—	(11,979)	—	—	(70,595)	(297,538)	71,203	(226,335)
Exploration in operating units	(8,917)	(9,040)	(5,864)	(11,613)	(8,727)	(2)	—	—	—	—	—	—	—	—	(6,487)	(50,650)	6,487	(44,163)
Mining royalties	(1,955)	(5,220)	(418)	(1,857)	(2,953)	(429)	—	—	—	—	—	—	—	—	(1,350)	(14,182)	1,350	(12,832)
Total operating costs	(160,448)	(76,562)	(42,046)	(173,954)	(310,013)	(49,227)	—	(32,284)	—	—	—	(26,663)	—	(2,101,668)	(187,156)	(3,160,021)	2,360,439	(799,582)
Gross profit (loss)	25,568	(17,660)	(1,964)	14,221	(10,761)	(5,707)	—	27,406	15,687	22,297	615	(1,060)	—	788,398	54,017	911,057	(842,751)	68,306

Operating expenses, net
Administrative expenses	(16,115)	(5,209)	(3,561)	(16,512)	(8,865)	(2,223)	(2,416)	(4,073)	(11,607)	(188)	(363)	(1,310)	(4,894)	—	(4,638)	(81,974)	5,677	(76,297)
Selling expenses	(6,876)	(258)	(403)	(3,940)	(10,856)	(321)	—	(1,115)	—	—	—	(1,324)	—	—	(1,163)	(26,256)	1,943	(24,313)
Reversal (provision) of contingencies and others	(183)	1	(148)	127	2,079	(98)	(40)	166	—	—	—	—	1,067	—	—	2,971	(3)	2,968
Exploration in non-operating areas	(2,534)	—	—	—	(2,011)	(2,784)	(90)	—	—	—	—	—	(4,492)	—	—	(11,911)	32	(11,879)
Impairment recovery (loss) of long-lived assets	—	—	(2,083)	—	—	—	—	—	—	—	—	—	—	—	—	(2,083)	—	(2,083)
Other, net	(4,147)	(8,104)	(776)	(3,767)	(6,568)	(1,119)	(419)	13,813	—	135	79	341	940	—	(5,667)	(15,259)	4,169	(11,090)
Total operating expenses, net	(29,855)	(13,570)	(6,971)	(24,092)	(26,221)	(6,545)	(2,965)	8,791	(11,607)	(53)	(284)	(2,293)	(7,379)	—	(11,468)	(134,512)	11,818	(122,694)

Operating income (loss)	(4,287)	(31,230)	(8,935)	(9,871)	(36,982)	(12,252)	(2,965)	36,197	4,080	22,244	331	(3,353)	(7,379)	788,398	42,549	776,545	(830,933)	(54,388)
Share in the results of associates and joint venture	—	—	—	—	(44)	—	—	10,374	−	—	(53,143)	−	87,358	—	—	44,545	44,745	89,290
Finance income	—	—	—	—	417	2,006	14	263	15	30	10	277	4,125	10,356	549	18,062	(12,012)	6,050
Finance costs	(532)	(733)	(1,002)	(505)	(11,440)	(3,715)	(561)	(7,483)	(89)	(4)	(6)	(990)	(16,249)	(115,877)	(3,598)	(162,784)	120,611	(42,173)
Net loss from currency exchange difference	(124)	76	3	(12)	(191)	14	(156)	62	(119)	(9)	(9)	208	(481)	5,574	277	5,113	(5,847)	(734)
Profit (loss) before income tax	(4,943)	(31,887)	(9,934)	(10,388)	(48,240)	(13,947)	(3,668)	39,413	3,887	22,261	(52,817)	(3,858)	67,374	688,451	39,777	681,481	(683,436)	(1,955)
Current income tax	—	—	—	—	(25)	(35)	—	(4,044)	(1,223)	(6,546)	(39)	—	—	(298,074)	(26,335)	(336,321)	324,410	(11,911)
Deferred income tax	—	—	—	—	15,410	(5,382)	—	(5,515)	91	—	—	1,554	31,344	—	15,017	52,519	(15,018)	37,501
Total income tax	—	—	—	—	15,385	(5,417)	—	(9,559)	(1,132)	(6,546)	(39)	1,554	31,344	(298,074)	(11,318)	(283,802)	309,392	25,590
Profit (loss) from continuing operations	(4,943)	(31,887)	(9,934)	(10,388)	(32,855)	(19,364)	(3,668)	29,854	2,755	15,715	(52,856)	(2,304)	98,718	390,377	28,459	397,679	(374,044)	23,635

Discontinued operations																		(52,094)
Loss for the year																		(28,459)

Total assets	146,486	46,750	41,858	425,297	725,973	138,458	398,838	382,481	13,822	6,252	458,212	104,335	2,371,464	7,809,424	379,915	13,449,565	(9,342,291)	4,107,274
Total liabilities	42,265	36,945	35,045	34,142	329,869	68,100	23,223	183,426	6,007	2,286	101	20,918	407,153	2,460,175	125,097	3,774,752	(2,635,678)	1,139,074
Other segment information
Investments in associates and joint venture	—	—	—	—	—	—	—	89,786	—	—	232,154	—	2,073,745	—	—	2,395,685	(907,438)	1,488,247
Acquisition of long-lived assets	31,479	1,323	1,559	9,641	28,298	1,629	26,494	223	85	—		1,443	453	—	—	102,627	—	102,627
Changes in estimates of mine closures plans	176	10,493	2,430	2,277	5,122	5,021	—	—	—				1,203			26,722	—	26,722

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continuing operations follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Segments profit (loss)	934,003	129,699	397,679
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(1,204,076)	(295,019)	(418,836)
Elimination of intercompany sales	(101,460)	(89,006)	(71,951)
Elimination of cost of sales and operating expenses intercompany	101,460	89,593	71,697
Elimination of share in the results of subsidiaries and associates	395,285	82,284	44,745
Other	(412)	(1,080)	301
Consolidated profit (loss) from continuing operations	124,800	(83,529)	23,635

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Segments assets	14,063,903	13,276,273	13,449,565
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(8,598,678)	(8,250,964)	(8,189,339)
Elimination of the subsidiaries and associates of the Parent company	(914,940)	(1,005,368)	(1,111,454)
Elimination of intercompany receivables	(15,188)	(57,810)	(64,708)
Other	26,714	17,486	23,210
Consolidated assets	4,561,811	3,979,617	4,107,274

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Segments liabilities	4,454,433	3,532,172	3,774,752
Elimination of liabilities of equity accounted investees, not consolidated	(2,148,520)	(2,283,470)	(2,585,272)
Elimination of intercompany payables	(282,530)	(68,961)	(50,395)
Other	(103)	19	(11)

Consolidated liabilities	2,023,280	1,179,760	1,139,074

Notes to the consolidated financial statements (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

									Rental of	Holding of		Total	Adjustments
	Ucchuchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	Energy generation	Insurance	mining	investment	Industrial	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	and transmission	brokerage	concessions	in shares	activities	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2021
Revenues by type of customers:
Sales by customers -
External	80,407	89,474	57,227	182,061	468,238	29	—	—	—	—	46,954	924,390	—	924,390
Inter-segment	—	—	—	—	—	39,227	—	—	—	—	—	39,227	(39,227)	—
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -
External	—	—	—	—	—	—	5,401	15,651	—	—	—	21,052	—	21,052
Inter-segment	—	—	—	—	—	—	47,682	—	—	551	13,876	62,109	(62,109)	—
	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalties -
External	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370
Revenues by geographic region:
Metal and concentrates sales -
Peru	69,378	6,794	43,031	161,629	420,098	39,254	—	—	—	—	2,005	742,189	(39,227)	702,962
America - other than Peru	—	82,680	—	19,602	—	2	—	—	—	—	43,704	145,988	—	145,988
Europa	10,795	—	14,196	830	24,737	—	—	—	—	—	1,245	51,803	—	51,803
Asia	234	—	—	—	23,403	—	—	—	—	—	—	23,637	—	23,637
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -
Peru	—	—	—	—	—	—	53,083	15,535	—	551	13,876	83,045	(62,109)	20,936
America - other than Peru	—	—	—	—	—	—	—	96	—	—	—	96	—	96
Europa	—	—	—	—	—	—	—	20	—	—	—	20	—	20
	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalties -
Peru	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370

Revenues by type of good or services:
Sales by metal -
Silver	86,988	358	60,596	38,978	126,979	2,504	—	—	—	—	2,986	319,389	(2,459)	316,930
Gold	19	89,426	371	112,182	21,570	38,854	—	—	—	—	39,103	301,525	(38,849)	262,676
Copper	—	—	140	—	340,382	—	—	—	—	—	—	340,522	—	340,522
Zinc	15,214	—	—	32,001	96,365	—	—	—	—	—	—	143,580	—	143,580
Lead	9,300	—	828	19,483	22,296	—	—	—	—	—	—	51,907	—	51,907
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	4,976	4,976	—	4,976
	111,521	89,784	61,935	202,644	607,592	41,358	—	—	—	—	47,065	1,161,899	(41,308)	1,120,591
Commercial deductions	(31,114)	(310)	(4,708)	(20,583)	(139,354)	(2,102)	—	—	—	—	(111)	(198,282)	2,081	(196,201)
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalty income -	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370

Notes to the consolidated financial statements (continued)

							Energy		Rental of	Holding of		Total	Adjustments
	Uchuchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	Industrial	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	activities	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2020
Revenues by type of customers:
Sales by customers -
External	91,007	77,907	31,663	143,233	251,974	2,554	—	—	—	—	36,336	634,674	—	634,674
Inter-segment	—	—	—	—	(160)	30,470	—	—	—	—	—	30,310	(30,310)	—
	91,007	77,907	31,663	143,233	251,814	33,024	—	—	—	—	36,336	664,984	(30,310)	634,674
Services -
External	—	—	—	—	—	—	5,532	14,753	—	—	—	20,285	—	20,285
Inter-segment	—	—	—	—	—	—	42,722	—	—	607	15,335	58,664	(58,664)	—
	—	—	—	—	—	—	48,254	14,753	—	607	15,335	78,949	(58,664)	20,285
Royalties -
External	—	—	—	—	—	—	—	—	18,638	—	—	18,638	—	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Revenues by geographic region:
Metal and concentrates sales -
Peru	77,077	7,097	3,238	81,058	216,481	32,886	—	—	—	—	2,327	420,164	(30,310)	389,854
America - other than Peru	—	70,810	—	60,273	—	138	—	—	—	—	32,279	163,500	—	163,500
Europa	11,503	—	28,425	552	—	—	—	—	—	—	1,730	42,210	—	42,210
Asia	2,427	—	—	1,350	35,333	—	—	—	—	—	—	39,110	—	39,110
	91,007	77,907	31,663	143,233	251,814	33,024	—	—	—	—	36,336	664,984	(30,310)	634,674
Services -
Peru	—	—	—	—	—	—	48,254	14,641	—	607	15,335	78,837	(58,664)	20,173
America - other than Peru	—	—	—	—	—	—	—	92	—	—	—	92	—	92
Europa	—	—	—	—	—	—	—	20	—	—	—	20	—	20
	—	—	—	—	—	—	48,254	14,753	—	607	15,335	78,949	(58,664)	20,285
Royalties -
Peru	—	—	—	—	—	—	—	—	18,638	—	—	18,638	—	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Revenues by type of good or services:
Sales by metal -
Silver	97,903	185	33,631	32,766	63,312	2,241	—	—	—	—	2,337	232,375	(1,877)	230,498
Gold	14	77,964	14	105,359	13,667	32,672	—	—	—	—	30,023	259,713	(30,123)	229,590
Copper	—	—	48	—	181,007	—	—	—	—	—	—	181,055	256	181,311
Zinc	8,356	—	—	9,513	102,677	—	—	—	—	—	—	120,546	—	120,546
Lead	6,760	—	529	10,688	30,449	—	—	—	—	—	—	48,426	—	48,426
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	4,051	4,051	—	4,051
	113,033	78,149	34,222	158,326	391,112	34,913	—	—	—	—	36,411	846,166	(31,744)	814,422
Commercial deductions	(22,026)	(242)	(2,559)	(15,093)	(139,298)	(1,889)	—	—	—	—	(75)	(181,182)	1,434	(179,748)
	91,007	77,907	31,663	143,233	251,814	33,024	—	—	—	—	36,336	664,984	(30,310)	634,674
Services -	—	—	—	—	—	—	48,254	14,753	—	607	15,335	78,949	(58,664)	20,285
Royalty income -	—	—	—	—	—	—	—	—	18,638	—	—	18,638	—	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Notes to the consolidated financial statements (continued)

							Energy		Rental of	Holding of		Total	Adjustments
	Uchuchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	Industrial	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	activities	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2019
Revenues by type of customers:
Sales by customers -
External	184,982	58,796	39,639	186,668	294,842	43,894	—	—	—	—	6,046	814,867	—	814,867
Inter-segment	—	—	—	—	62	—	—	—	—	—	—	62	(62)	—
	184,982	58,796	39,639	186,668	294,904	43,894	—	—	—	—	6,046	814,929	(62)	814,867
Services -
External	—	—	—	—	—	—	7,974	15,687	—	—	—	23,661	—	23,661
Inter-segment	—	—	—	—	—	—	51,716	—	—	615	19,557	71,888	(71,888)	—
	—	—	—	—	—	—	59,690	15,687	—	615	19,557	95,549	(71,888)	23,661
Royalties -
External	—	—	—	—	—	—	—	—	22,297	—	—	22,297	—	22,297
	184,982	58,796	39,639	186,668	294,904	43,894	59,690	15,687	22,297	615	25,603	932,775	(71,950)	860,825

Revenues by geographic region:
Metal and concentrates sales -
Peru	143,512	4,833	10,451	79,631	236,844	683	—	—	—	—	1,086	477,040	(62)	476,978
America - other than Peru	—	53,963	—	79,537	—	37,326	—	—	—	—	943	171,769	—	171,769
Europa	27,848	—	22,590	135	—	5,885	—	—	—	—	4,017	60,475	—	60,475
Asia	13,622	—	6,598	27,365	58,060	—	—	—	—	—	—	105,645	—	105,645
	184,982	58,796	39,639	186,668	294,904	43,894	—	—	—	—	6,046	814,929	(62)	814,867
Services -
Peru	—	—	—	—	—	—	59,690	15,527	—	615	19,557	95,389	(71,888)	23,501
America - other than Peru	—	—	—	—	—	—	—	130	—	—	—	130	—	130
Europa	—	—	—	—	—	—	—	30	—	—	—	30	—	30
	—	—	—	—	—	—	59,690	15,687	—	615	19,557	95,549	(71,888)	23,661
Royalties -
Peru	—	—	—	—	—	—	—	—	22,297	—	—	22,297	—	22,297
	184,982	58,796	39,639	186,668	294,904	43,894	59,690	15,687	22,297	615	25,603	932,775	(71,950)	860,825

Revenues by type of good or services:
Sales by metal -
Silver	159,713	263	40,889	38,112	57,903	1,300	—	—	—	—	—	298,180	(9)	298,171
Gold	—	58,737	278	134,387	18,104	42,698	—	—	—	—	—	254,204	(10)	254,194
Copper	—	—	79	—	238,327	—	—	—	—	—	—	238,406	(102)	238,304
Zinc	38,143	—	—	19,867	91,307	—	—	—	—	—	—	149,317	—	149,317
Lead	29,735	—	1,627	14,016	43,763	—	—	—	—	—	—	89,141	—	89,141
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	6,046	6,046	—	6,046
	227,591	59,000	42,873	206,382	449,404	43,998	—	—	—	—	6,046	1,035,294	(121)	1,035,173
Commercial deductions	(42,607)	(203)	(3,233)	(19,718)	(154,500)	(104)	—	—	—	—	—	(220,365)	59	(220,306)
	184,984	58,797	39,640	186,664	294,904	43,894	—	—	—	—	6,046	814,929	(62)	814,867
Services -	—	—	—	—	—	—	59,690	15,687	—	615	19,557	95,549	(71,888)	23,661
Royalty income -	—	—	—	—	—	—	—	—	22,297	—	—	22,297	—	22,297
	184,984	58,797	39,640	186,664	294,904	43,894	59,690	15,687	22,297	615	25,603	932,775	(71,950)	860,825

Notes to the consolidated financial statements (continued)

34.         Derivative financial instruments

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)
Copper prices hedge (b)	(6,332)	(15,804)
Interest rate hedge (c)	(644)	(2,635)
	(6,976)	(18,439)

(a)	Copper prices hedge -

The volatility of copper prices during the last years has caused management of the Company's subsidiary El Brocal to enter into forward contracts. These contracts are intended to reduce the volatility of the cash flows attributable to the fluctuations in the copper and zinc price in accordance with existing copper concentrate sales commitments, which are related to 50% of the annual production of copper and 25% of the production of two years of zinc, according to the risk strategy approved by the Board of Directors.

During 2021, the effect in profit or loss was a loss of US$51,952,000 and it is show in the “Sales of goods” caption (loss of US$6,464,000 in the year 2020 and profit of US$4,322,000 in the year 2019), see note 20(b).

The table below presents the composition of open transactions designated as hedging derivative financial instruments as of December 31, 2021:

			Quotations
Quotation period	Concentrate	Metric tons	Fixed	Futures	Fair value
			US$/DMT(*)	US$/ DMT(*)	US$(000)
January 2022	Copper	3,250	9,405	9,748	(1,112)
January 2022	Zinc	500	3,450	9,748	(65)
February 2022	Copper	2,000	9,444	9,740	(591)
March 2022	Copper	2,000	9,525	9,732	(413)
April 2022	Copper	2,700	9,103	9,719	(1,661)
May 2022	Copper	3,050	9,175	9,701	(1,601)
June 2022	Copper	1,000	9,425	9,686	(260)
July 2022	Copper	3,000	9,442	9,676	(701)
October 2022	Copper	1,500	9,762	9,631	196
December 2022	Copper	1,000	9,475	9,600	(124)
		20,000			(6,332)

Notes to the consolidated financial statements (continued)

(*) DMT= Dry metric tonne.

The table below presents the composition of open transactions designated as hedging derivative financial instruments as of December 31, 2020:

			Quotations
Quotation period	Concentrate	Metric tons	Fixed	Futures	Quotation period
			US$/DMT	US$/ DMT	US$(000)
January 2021	Copper	1,250	6,500	7,758	(1,572)
February 2021	Copper	1,250	6,500	7,762	(1,577)
March 2021	Copper	2,250	6,633	7,767	(2,549)
April 2021	Copper	2,000	6,750	7,769	(2,036)
May 2021	Copper	3,000	6,897	7,769	(2,615)
June 2021	Copper	3,000	6,967	7,770	(2,408)
July 2021	Copper	2,000	7,025	7,768	(1,483)
August 2021	Copper	2,000	7,100	7,765	(1,327)
September 2021	Copper	2,000	7,500	7,762	(523)
October 2021	Copper	2,000	7,900	7,757	286

		20,750			(15,804)

The variation in the fair value of the caption generated a gain of US$9.5 million, a loss of US$15.8 million and a loss of US$2.8 million for 2021, 2020 and 2019, which are included within the consolidated statement of other comprehensive income and in ” Other comprehensive loss".

(c)	Interest rate hedge -

In order to mitigate the exposure to the risk of changes in the interest rate related to its financial obligations, on April 2, 2020, the Company's management decided to enter into forward contracts in relation to the LIBOR three-month with BBVA Banco Continental, Banco de Credito del Perú, Banco Internacional del Perú and Itaú, which are designated as cash flow hedges.

There is an economic relationship between the hedged assets and the hedging instruments as the terms of the forward contracts are the same as the terms of the highly probable forward contracts. The Company has established a hedging ratio of 1: 1 for hedging relationships as the underlying risk of interest rate forward contracts are identical to the hedged risk components. In order to evaluate the effectiveness of the hedges, the Company uses the hypothetical derivative method, by which it compares the changes in the fair value of the hedging instruments against the changes in the fair value of the hedged items attributed to the hedged risks.

For the years ended December 31, 2021 and 2020, the effect on results was a loss of US$1,547,000 and US$146,000, respectively and is presented in the caption of “Financial costs and financial income” see note 29(a).

Variations in the fair value of hedging financial instruments generated a gain of US$2.0 million and an expense of US$2.6 million for 2021 and 2020, respectively, which are presented in the consolidated statement of comprehensive income within other comprehensive loss.

On January 3, 2022, the derivative hedging instruments were settled in advance generating a loss in results of US$804,000. Additionally, the net variation in the unrealized gain in derivative financial instruments maintained as of December 31, 2021 was recycled into results of the period.

Notes to the consolidated financial statements (continued)

The following is the composition of the operations to be settled that are part of the liability for hedging derivative instrument as of December 31, 2021:

		LIBOR three months
Maturity	Amount	Fixed	Forwards	Fair value
	US$(000)			US$(000)
October 2022	81,666	2.632%	2.06% - 2.14%	(191)
October 2022	74,167	2.632%	2.06% - 2.14%	(174)
October 2022	74,167	0.732%	0.16% - 0.24%	(174)
July 2022	45,000	2.632%	2.06% - 2.14%	(105)
	275,000			(644)

The following is the composition of the operations to be settled that are part of the liability for hedging derivative instrument as of December 31, 2020:

		LIBOR of three months
Maturity	Amount	Fixed	Forwards	Fair value
	US$(000)			US$(000)
October 2022	81,666	2.632%	2.06% - 2.14%	(785)
October 2022	74,167	2.632%	2.06% - 2.14%	(712)
October 2022	74,167	0.732%	0.16% - 0.24%	(706)
July 2022	45,000	2.632%	2.06% - 2.14%	(432)
	275,000			(2,635)

35.         Financial - risk management objectives and policies

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

There were no changes in the objectives, policies or processes during the years ended December 31, 2021, 2020 and 2019.

The Board of Directors reviews and agrees policies for managing each of these risks, which are described below:

(a)	Market risk -

Market risk is the risk that the fair value of the future cash flows from financial instruments will fluctuate because of changes in market prices. Market risks that apply to the Group comprise four types of risk: exchange rate risk, commodity risk, interest rate risk and other pricing, such as the risk of the stock price. Financial instruments affected by market risks include time deposits, financial obligations, embedded derivatives and derivative financial instruments.

The sensitivity analyses in this section relate to the positions as of December 31, 2021 and 2020 and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

(a.1)       Exchange rate risk

Notes to the consolidated financial statements (continued)

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

Excluding loans in soles, management maintains smaller amounts in soles in order to cover its needs in this currency (primarily payment of taxes).

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	increase/decrease	before income tax
		US$(000)
2021
Exchange rate	10%	56,122
Exchange rate	(10)%	(56,122)

2020
Exchange rate	10%	7,591
Exchange rate	(10)%	(7,083)

2019
Exchange rate	10%	4,053
Exchange rate	(10)%	(3,545)

(a.2)       Commodity price risk

The Group is affected by the price volatility of the commodities. The price of mineral sold by the Group has fluctuated historically and affected by numerous factors beyond its control.

The Group manages its commodity price risk primarily using sales commitments in customer contracts and hedge contracts for the metals sold by the subsidiary El Brocal.

The Company’s subsidiary El Brocal entered into derivative contracts that qualified as cash flow hedges, with the intention of mitigating the risk resulting from the decrease in the prices of its minerals. These derivative contracts are recorded as assets or liabilities in the consolidated statements of financial position, see note 14, and are stated at fair value. To the extent that these hedges were effective in offsetting future cash flows from the sale of the related production, changes in fair value are deferred in an equity account under “Other comprehensive income (loss)". The amounts included temporarily in other comprehensive income (loss) are reclassified to the “sales of goods” when the related minerals are sold. See note 34(a) and note 20(b).

(a.3)       Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates to the Groups’ long-term financial obligations with floating interest rates.

Notes to the consolidated financial statements (continued)

A table showing the effect in profit or loss of the variations of interest rates:

		Effect on profit
	Increase/decrease of	(loss) before
	LIBOR	income tax
	(percentage rates)	US$(000)
2021
Interest rate	10%	(1,414)
Interest rate	(10)%	1,414

2020
Interest rate	10%	(81)
Interest rate	(10)%	81

2019
Interest rate	10%	(306)
Interest rate	(10)%	306

(b)	Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivable) and from its financing activities, including deposits with banks and other financial instruments.

The Group invests the excess cash in leading financial institutions, sets conservative credit policies and constantly evaluates the market conditions in which it operates.

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

Notes to the consolidated financial statements (continued)

Set out below is the information about the credit risk exposure on the Group's trade and other receivables:

		Days past due
	Current	< 30 days	30 – 90 days	> 90 days	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2021 -
Trade receivables	149,394	—	—	22,276	171,670
Other receivables	726,870	—	—	8,621	735,491
	876,264	—	—	30,897	907,161
Expected credit loss rate Expected credit loss rate	0%	0%	0%	100%	—
Expected credit loss	—	—	—	(30,897)	(30,897)

As of December 31, 2020 -
Trade receivables	159,840	—	—	22,128	181,968
Other receivables	172,116	—	1,221	9,717	183,054
	331,956	—	1,221	31,845	365,022
Expected credit loss rate Expected credit loss rate	0%	0%	0%	100%	—
Expected credit loss	—	—	—	(31,845)	(31,845)

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources. The Group believes that maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit from leading financial entities.

The Group continually monitors its liquidity risk based on cash flow projections.

Notes to the consolidated financial statements (continued)

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years	Total
	(2022)	(2023)	(2024 to 2026)	(since 2027)
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2021-
Bank loans – capital	50,000	—	—	—	50,000
Bank loans – interest	820	—	—	—	820
Trade and other payables	248,033	—	—	—	248,033
Financial obligation – capital	175,620	106,784	774,102	—	1,056,506
Financial obligation – interest	43,313	40,803	99,634	—	183,750
Lease – capital	3,906	1,822	51	—	5,779
Lease – interest	74	95	—	—	169
Hedge derivative financial instruments	6,976	—	—	—	6,976
Contingent consideration liability	—	—	7,032	33,702	40,734

Total	528,742	149,504	880,819	33,702	1,592,767

As of December 31, 2020 -
Bank loans – capital	65,793	—	—	—	65,793
Bank loans – interest	1,156	—	—	—	1,156
Trade and other payables	186,778	—	—	—	186,778
Financial obligation – capital	21,587	175,932	324,815	6,071	528,405
Financial obligation – interest	14,868	13,289	14,911	203	43,271
Lease – capital	3,609	2,010	2,220	—	7,839
Lease – interest	74	143	145	—	362
Hedge derivative financial instruments	15,804	2,635	—	—	18,439
Contingent consideration liability	—	—	9,924	36,746	46,670

Total	309,669	194,009	352,015	43,020	898,713

(d)	Capital management -

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

The Group monitors capital using a consolidated net worth minimum. As required by the Company's covenants of the Syndicated term Loan of US$2,711,389. No changes were made in the objectives, policies or processes for managing capital during the years 2021 and 2020.

Notes to the consolidated financial statements (continued)

36.         Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
		Quoted prices
		in active	Observable	Unobservable
		markets	inputs	inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2021-
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	133,977	—	133,977	—
Bank loans	50,000	—	50,000	—
Financial obligations	1,059,236	—	1,059,236	—
Contingent consideration liability	17,718	—	—	17,718
Hedge instruments	6,976	—	6,976	—

As of December 31, 2020 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	126,553	—	126,553	—
Bank loans	65,793	—	65,793	—
Financial obligations	475,624	—	475,624	—
Contingent consideration liability	22,100	—	—	22,100
Hedge instruments	18,439	—	18,439	—

Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities such as cash and cash equivalents, trade and other receivables, trade and other payables that are liquid or have short-term maturities (less than three months), it is estimated that their book value is similar to their fair value. The Group’s derivative financial instruments are recorded at their fair value.

The fair value of accounts receivable is determined using valuation techniques with information directly observable in the market (future metal quotations).

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

Based on the foregoing, there are no important existing difference between the book value and the fair value of the assets and financial liabilities as of December 31, 2021 and 2020. There were no transfers between Level 1and Level 2 during 2021 and 2020.

As of December 31, 2021, there are no investment properties owned by the Group. As of December 31, 2020, the fair value of the investment property amounted to US$842,000. There was not an independent valuation for investment property.

Fair value measurements using significant unobservable inputs (level 3) –

Notes to the consolidated financial statements (continued)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value as of
	December 31,	Unobservable		Relationship of unobservable
Description	2021	inputs	Range of inputs	inputs to fair value
Contingent consideration liability	17,718	Rate before tax	8.73%	A change in the discount rate by 10% (rate of 0.873%) higher/lower, the fair value would increase/decrease in US$1.4 million.
		Expected revenues annual average (US$000)	193,972	If expected sales change by 10% higher/lower, the fair value would increase/decrease in US$1.8 million.

37.         Events after the reporting period

No significant events were identified, in addition to those mentioned in note 10(a), note 16(c), note 17(d) and note 34, that have occurred between the reporting period and the issuance date of the consolidated financial statements that must be disclosed.

In accordance with International Financial Reporting Standards - IFRS, the accompanying financial statements were prepared based on the conditions existing as of December 31, 2021 and considering those events that occurred after that date that provided evidence of conditions that existed at the end of the reporting period up to their issuance date.

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2021, 2020 and 2019 together with the Report of Independent Auditors Registered Public Accounting Firm

Minera Yanacocha S.R.L. and Subsidiary

Consolidated Financial Statements for the years 2021, 2020 and 2019, together with the Report of Independent Auditors Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Partners of Minera Yanacocha S.R.L.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Minera Yanacocha S.R.L. and subsidiary (the Company) as of December 31, 2021 and 2020, and related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 27 and 28 to the consolidated financial statements).

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

Other matters

As explained in note 1 of the Notes to the consolidated financial statements, the Partners’ equity is lower than one third of its Partners’ contribution as of December 31, 2021 and shows a deficit of US$643,938,000. In accordance with Articles 407 and 423 of Peruvian Corporations Law, the Company is within a cause of dissolution and irregular situation. The Company has the financial support from its controlling partner and expects to rectify this irregularity in the next twelve months. Management is assessing legal ways to rectify the irregular situation including obtaining new capital contributions from its partners. Our opinion is not modified in respect to this matter.

/s/ Elizabeth Fontenla Salcedo

Tanaka, Valdivia, & Asociados S. Civil de R. L.

A member practice of Ernst & Young Global Limited

We have served as the Company’s auditor since 2015.

Lima, Peru,

May 13, 2022

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of financial position

As of December 31, 2021 and 2020

	Note	2021	2020
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	5	692,849	870,929
Trade and other receivables, net	6	14,854	28,044
Value added tax credit		39,989	25,214
Inventories, net	7	49,616	52,297
Stockpiles and ore on leach pads, net	8	110,099	121,515
Prepaid expenses		1,848	1,591

Total current assets		909,255	1,099,590
Assets held for sale	10	22,251	—
		931,506	1,099,590
Non-current assets
Restricted cash	15	48,752	48,752
Trade and other receivables, net	6	—	21,676
Financial instruments at fair value	9	24,459	25,168
Stockpiles and ore on leach pads, net	8	84,173	69,687
Property, plant and equipment, net	11	1,007,648	1,039,579
Intangible assets, net	2.4(l)	10,549	7,915
Deferred tax asset	17(g)	50	1,071

Total non-current assets		1,175,631	1,213,848

Total assets		2,107,137	2,313,438
Liabilities and partners’ equity (deficit)
Current liabilities
Trade and other payables	12	86,659	68,645
Income tax payable	17(i)	7,407	42,029
Contract liabilities	10	16,949	—
Provisions	13	141,728	101,786
Other accruals and liabilities	14	57,296	70,526

Total current liabilities		310,039	282,986
Non-current liabilities
Debt instruments	15	47,080	45,423
Provisions	13	2,393,956	1,660,603
Other accruals and liabilities	14	—	40

Total non-current liabilities		2,441,036	1,706,066
Total liabilities		2,751,075	1,989,052

Partners' equity (deficit)
Partners' contributions	16	378,505	378,505
Additional paid-in-capital		(21,758)	(21,758)
Accumulated losses		(999,816)	(32,134)
Other reserves		(869)	(227)

Total partners’ equity (deficit)		(643,938)	324,386

Total liabilities and partners’ equity (deficit)		2,107,137	2,313,438

The accompanying notes are an integral part of these consolidated financial statements

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of comprehensive income

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		US$(000)	US$(000)	US$(000)

Revenue from contracts with customers
Sales	18	471,069	592,394	734,526
Other operating revenue	18	58,748	27,768	4,776
Total revenue from contracts with customers		529,817	620,162	739,302

Costs applicable to sales	19	(1,252,710)	(666,456)	(692,721)
Other operating costs		(266)	(1,247)	(1,160)
Total operating costs		(1,252,976)	(667,703)	(693,881)
Gross profit (loss)		(723,159)	(47,541)	45,421

Operating expenses
Operating expenses, net	20	(36,291)	(34,322)	(35,987)
Administrative expenses	21	(904)	(1,227)	(1,744)
Selling expenses	22	(2,365)	(1,922)	(1,722)
Loss on assets held for sale	10	(152,224)	—	—
Impairment reversal on long lived assets	11(b)	97,592	—	—
Total operating expenses		(94,192)	(37,471)	(39,453)
Operating profit (loss)		(817,351)	(85,012)	5,968

Finance income	2.4(n) (iv)	979	8,100	18,430
Finance costs	23	(92,970)	(36,699)	(57,629)
Net gain (loss) from currency exchange difference		(7,311)	1,180	2,902
Loss before income tax		(916,653)	(112,431)	(30,329)
Income tax expense	17(h)	(51,029)	(53,018)	(64,928)
Loss for the year		(967,682)	(165,449)	(95,257)

Comprehensive loss:
Loss for the year		(967,682)	(165,449)	(95,257)
Other comprehensive (loss) income to be reclassified as profit or loss in subsequent periods:
Fair value of financial instruments		(642)	123	1,246

Total comprehensive loss for the year		(968,324)	(165,326)	(94,011)

The accompanying notes are an integral part of these consolidated financial statements

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statements of changes in equity (deficit)

For the years ended December 31, 2021, 2020 and 2019

	Capital	Additional	Accumulated	Other
	stock	Paid-in-capital	losses	reserves	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2019	378,505	(21,758)	228,572	(1,596)	583,723
Loss for the year	—	—	(95,257)	—	(95,257)
Other comprehensive income for the year	—	—	—	1,246	1,246
Total comprehensive loss	—	—	(95,257)	1,246	(94,011)
As of December 31, 2019	378,505	(21,758)	133,315	(350)	489,712
Loss of the year	—	—	(165,449)	—	(165,449)
Other comprehensive income for the year	—	—	—	123	123
Total comprehensive loss	—	—	(165,449)	123	(165,326)
As of December 31, 2020	378,505	(21,758)	(32,134)	(227)	324,386
Loss for the year	—	—	(967,682)	—	(967,682)
Other comprehensive loss for the year	—	—	—	(642)	(642)
Total comprehensive loss	378,505	(21,758)	(999,816)	(869)	(643,938)

As of December 31, 2021	378,505	(21,758)	(999,816)	(869)	(643,938)

The accompanying notes are an integral part of these consolidated financial statements

Minera Yanacocha S.R.L. and Subsidiary

Consolidated statement of cash flows

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		US$(000)	US$(000)	US$(000)

Cash flow from operating activities
Loss for the year		(967,682)	(165,449)	(95,257)
Adjustments to reconcile profit after income tax to net cash flows from operating activities:
Impairment reversal on long lived assets	11(b)	(97,592)	—	—
Deferred income tax	17	(1,021)	—	—
Current income tax expense	17	50,008	53,018	64,928
Loss on assets held for sale	10	152,224	—	—
Depreciation and amortization	19	151,843	140,252	144,862
Provision for mine closure	19	823,889	124,780	142,129
Unwinding of present value of the provision for mine closure	13(b)	33,609	32,049	36,709
Unwinding of discount of debt instruments	15	1,657	1,497	1,497
Write-off of fixed assets	20	613	460	1,204
Gain on sale of fixed asset	20	(1,009)	(10)	(5,996)
Write-down of ore inventories to realizable value	8(b)	14,137	37,880	33,464
Reversal of the write-down of ore inventories to realizable value	8(b)	(26,165)	(72,518)	(74,666)
(Recovery) allowance for obsolescence of materials and supplies	7(b)	877	497	(1,417)
Changes in working capital:
Net (increase) decrease in operating assets:
Trade and other receivables		(34,866)	(7,110)	13,290
Value added tax credit and other taxes		13,413	(6,439)	(16,491)
Inventories and stockpiles and ore on leach pads		(12,516)	84,833	42,326
Prepaid expenses		257	(600)	(238)
Financial assets at fair value	9	(1,331)	(628)	(561)
Net increase (decrease) in operating liabilities:
Trade and other payables		17,842	(3,706)	(8,231)
Provisions		(5,029)	(982)	10,051
Other accruals and liabilities		(13,013)	20,753	21,282
Payments on closure of mining areas	13(b)	(71,247)	(22,656)	(23,889)
		28,898	215,921	284,996
Income tax paid		(15,735)	(20,066)	(12,600)
Net cash and cash equivalents provided by operating activities		13,163	195,855	272,396

Cash flow from investing activities
Purchase of property, plant and equipment	11	(207,986)	(143,489)	(184,403)
Restricted cash	15	—	(135)	(490)
Proceeds from sale of property, plant and equipment	20	—	460	8,088
Proceeds from assets held for sale	10	16,958	—	—
Net cash and cash equivalents used in investing activities		(191,028)	(143,164)	(176,805)

Cash flow from financing activities
Payment of principal portion of lease liabilities	2.3	(215)	(265)	(296)

Net cash and cash equivalents provided by (used in) financing activities		(215)	(265)	(296)

Net increase (decrease) in cash and cash equivalents		(178,080)	52,426	95,295
Cash and cash equivalents at beginning of year		870,929	818,503	723,208

Cash and cash equivalents at end of year		692,849	870,929	818,503

Transactions with no effects in cash flows:
Addition (deductions) of asset retirement cost	11	(7,927)	(4,125)	158,967
Increase of right-of-use assets	11	—	—	1,045

The accompanying notes are an integral part of these consolidated financial statements

Minera Yanacocha S.R.L. and Subsidiary

Notes to the consolidated financial statements

For the years 2021, 2020 and 2019

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

At the year-end, the Company was 51.35% owned by Newmont Second Capital Corporation, a 100% indirectly owned subsidiary of Newmont Corporation ("Newmont", the ultimate Parent company), 43.65% owned by Compañía Minera Condesa S.A., which is 100% owned by Compañía de Minas Buenaventura S.A.A. (Buenaventura) and 5% owned by Summit Global Management II VB, a wholly-owned subsidiary of Sumitomo Corporation.

The controlling Partners of the Company (or their affiliates) also own the controlling interest in Chaupiloma. In accordance with a mining lease agreement, amended and effective on January 1, 1994, the Company pays Chaupiloma a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs. The royalty agreement expires in 2032.

In February 2022, Newmont completed the acquisition of Buenaventura's 43.65% noncontrolling interest in Yanacocha for $300 million cash consideration, certain royalties on any production from other future potential projects, and contingent payments of up to $100 million tied to the outstanding Yanacocha tax dispute (see note 24), higher metal prices and achieving commercial production at the Yanacocha Sulfides project. In addition, certain changes were made to the Chaupiloma royalty agreement. Upon close of the Yanacocha Transaction, Newmont's ownership interest in Yanacocha increased to 95%.

The Company’s legal domicile is at La Paz avenue No. 1049 office 401, Miraflores, Lima Peru.

(b)	Business activities-

In order to perform its activities, the Company is required to obtain mining concessions or provisional permits for exploration and processing concessions for the treatment of mining ores from the Peruvian Ministry of Energy and Mines (MEM). Under Peru’s current legal and regulatory regime, these mining and processing rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. No fines were in the last years in relations to the Company's concessions. The Company holds mining concessions which exploration and processing rights do not expires as long as the Company comply with the legal requirements. To date the Company has complied with all the applicable legal requirements related to its concession rights.

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

The La Quinua Complex mined material from the La Quinua Sur and the Tapado Oeste Layback and finished mining operations in 2021.

Notes to the consolidated financial statements (continued)

The Yanacocha Complex mined material from the Yanacocha Layback and Yanacocha Pinos, which will finish mining operations in 2022. The Yanacocha Complex began operations in 1997 and has had limited mining operations in recent years.

The Carachugo Complex and Maqui Maqui includes mined material from multiple mines that are no longer in operation and continued residual gold leaching. In addition, the Carachugo Complex includes processed material from the Quecher Main project, which is an open pit within the existing footprint of Yanacocha and began operating in October 2019. This project will add oxide production at Yanacocha is the primary source of ore for the Yanacocha operation (to 2027) ahead of an investment in the Sulfides project. During 2021 and 2020, the ounce production of the project was 63,000 oz and 55,000 oz of gold respectively.

Yanacocha’s gold processing plants are located adjacent to the solution storage ponds and are used to process gold-bearing solutions from Yanacocha’s leach pads through a network of solution-pumping facilities and the Yanacocha Gold Mill processes high-grade gold ore to produce a gold-bearing solution for treatment at the La Quinua processing plant, followed by Merrill - Crowe zinc precipitation and smelting where a final dore product is poured. The dore is then shipped offsite for refining and is sold on the worldwide gold markets. The Yanacocha Gold Mill ceased current operations in February 2021.

Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Also, the cash flows and profitability of the Company’s operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control. During 2021, 2020 and 2019 the Company produced 264,000, 340,000 and 527,000 of gold ounces, respectively.

Brownfield exploration and development for new reserves is ongoing, within the existing footprint of Yanacocha. In addition, the Company continues to evaluate the potential for mining oxide and sulfide gold and copper mineralization.

Conga project

The Conga Project consists of two gold-copper porphyry deposits located northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc. There is no exploration and (or) development of new reserves, the reserve balances reported for Conga in 2014 were reclassified to mineralized material in 2015.

The Conga project has historically been the target of local political and community protests, some of which, many years back, blocked the road between the Yanacocha mine and Conga project complexes and the City of Cajamarca in Peru and resulted in vandalism and equipment damage. While recently roadblocks and protests have diminished and focused on local political activism and labor disputes, the Company cannot predict whether similar or more significant incidents will occur in the future. The recurrence of significant political or community opposition or protests could continue to adversely affect the Conga Project’s development, other new projects in the area and the continued operation of Yanacocha.

Construction activities on the Conga project were suspended in 2011, at the request of Peru’s central government following protests in Cajamarca by anti-mining activists led by the regional president. At the request of the Peruvian central government, the environmental impact assessment prepared in connection with the project was reviewed by independent experts in an effort to resolve allegations around the environmental viability of Conga. This review concluded that the environmental impact assessment complied with international standards and provided recommendations to improve water management. Based on the Company's internal project portfolio evaluation process, the Company has reprioritized other projects ahead of the Conga project, and therefore does not anticipate developing Conga in the next ten years. Due to the uncertainty surrounding the project’s development timeline, the Company has allocated its exploration and development capital to other projects in its portfolio. As a result, the Conga project is currently in care and maintenance and Management will continue to evaluate long-term options to progress development of the Conga project. Should the Company be unable to develop the Conga project or conclude that future development is not in the best interest of the business, a future impairment charge may result.

During 2021, the Company entered into a binding agreement to sell certain equipment and assets for the Conga project, for total cash proceeds of US$68 million , net of associated cost for sale for US$46 million. The book value of these assets

Notes to the consolidated financial statements (continued)

before classification as held for sale was US$174 million, accordingly, the Company recognized an expense of US$152 million. Pursuant to the terms of the agreement, the sale is expected to close upon delivery of the assets and receipt of the final payment at which time title and control of the assets will transfer, currently expected to occur within approximately one year. As of December 31, 2021, the Company has collected US$17 million as part of the initial payment of the transaction.

The Central Government of Peru supported responsible mining as a vehicle for the growth and future development of Peru. However, the Company is unable to predict whether the Central government will continue to take similar positions in the future.

Previous regional governments of Cajamarca and other political parties actively opposed certain mining projects in the past, including by protests, community demands and road blockages, which may occur again in the future. The Company is unable to predict the positions that will be taken by the Central or regional government and neighboring communities in the future and whether such positions or changes in law will affect current operations and new projects at Yanacocha or Conga. Risks related to mining and foreign investment under the new administration include, without limitation, risks to mining concessions, land tenure and permitting, increased taxes and royalties, nationalization of mining assets and increased labor regulations, environmental and other regulatory requirements. Any change in government positions or laws on these issues could adversely affect the assets and operations of Yanacocha or Conga, which could have a material adverse effect on our results of operations and financial position. Additionally, the inability to develop Conga or operate at Yanacocha could have an adverse impact on the Company's growth and production in the region.

Should the Company be unable to develop the Conga project, the Company may have to consider other alternatives for the project, which may result in a future impairment charge. The total assets at Conga as of December 31, 2021 and 2020 were US$262 million and US$449.8 million, respectively.

Sulfides project

This project represents a stream of sulfide resources development that will be achieved by processing high-grade metal dominant sulfide ores from Yanacocha Verde Phase 1 and Chaquicocha underground deposits within Yanacocha’s operational footprint, through an integrated process flow sheet that includes the addition of new flotation, pressure oxidation, neutralization, solvent extraction and electrowinning facilities. The Sulfides project is in the final feasibility stage, and the Company expects to begin with the development stage of the project in the second half of the year 2022. During 2021, the Board of Newmont approved an investment of US$500 million to continue to the development phase of the Sulfide project.

Negative equity

Currently, the Company has negative equity due to recognition of the update of the reclamation liability in 2021, see note 13. Its Partners´ equity is lower than one third of its Partners´ contribution as of December 31, 2021 and shows a deficit of US$ 643,938,000. In accordance with Articles 407 and 423 of Peruvian Corporations Law, the Company is within a cause of dissolution and irregular situation, until it regularizes its status. The Company is economically supported by its Partners and Management is assessing legal ways to rectify this situation in the following twelve months, including obtaining new capital contributions from its controlling Partner.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2021 were approved by the Company’s Management on May 13, 2022, and subsequent events have been considered through that date. Those shareholders have the authority to approve and or otherwise modify the consolidated financial statements. The consolidated financial statements as of December 31, 2020 were approved by the Partners’ Meeting held on March 29, 2021.

(d)	Covid 19 outbreak -

Covid-19, an infectious disease caused by a new coronavirus, was declared a global pandemic by the World Health Organization on March 11, 2020. Measures to decrease the spread of Covid-19 have had a significant impact on the Global economy.

Notes to the consolidated financial statements (continued)

On March 15, 2020, the Peruvian Government declared a state of emergency at the national level, closing all businesses considered non-essential (the exceptions were the production and marketing of food, pharmaceutical products, financial services and health). Despite the fact that the state of emergency remained in force until October 31, 2020, the Peruvian Government allowed the early restart of the economic activities of certain industries. After the interruption of operations for 61 days, the Company resumed near normal operations as of the month of September 2020.

The Company has taken various measures to preserve the health of its employees and to prevent contagion in the administrative and operational areas of each subsidiary, such as remote work, reorganization of its facilities, rigorous cleaning of work environments, distribution of equipment personal protection, preventive tests before access to the mining unit and body temperature measurement, and requirement for full vaccination.

2.     Basis for preparation, consolidation and accounting policies

2.1.  Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

The consolidated financial statements have been prepared under the historical cost basis, except for accounts receivables and financial assets which are measured at their fair value and assets held for sale that are measured at the lower of its carrying amount and its fair value less cost to sale. The consolidated financial statements are prepared on the basis that it will continue as going concern.

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

Notes to the consolidated financial statements (continued)

subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the consolidated financial statements of the subsidiary to bring its accounting policies into line with the Company’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3.  Changes in accounting policies and disclosures -

Below is a summary of the changes in accounting policies and disclosures applicable for the year 2021:

Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 -) –

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

-

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

-	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

-	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

On March 5, 2021, the UK authorities confirmed that the LIBOR would cease to be published with effect as of December 31, 2021 at all terms and in all currencies except for US dollars, publication of which would continue until June 30, 2023 to facilitate the transition of current contracts.

These amendments had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

Covid-19-Related Rent Concessions

beyond June 30, 2021 Amendments to IFRS 16 -

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Company has not received Covid-19-related rent concessions, but plans to apply the practical expedient if it becomes applicable within allowed period of application.

Notes to the consolidated financial statements (continued)

Several other amendments and interpretations were applied for the first time in 2021 but they did not have an impact on the Company's consolidated financial statements and therefore have not been disclosed. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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

Transactions in Soles (S/)

Transactions in Soles are completed using exchange rates published by the AFP. As of December 31, 2021, the exchange rates for U.S. dollars published by this Institution were US$0.2515 for buying and US$0.2501 for selling (US$0.2764 for buying and US$0.3020 for selling as of December 31, 2020), and have been applied by the Company for the assets and liabilities accounts, respectively.

As of December 31, 2021 and 2020, the Company presents the following assets and liabilities originally denominated in Soles by its equivalent in U.S. dollars:

	2021	2020
	US$(000)	US$(000)

Assets
Cash and cash equivalents	4,658	6,242
Trade and other receivables	7,283	7,584
Value added tax credit	39,989	25,214
Total assets	51,930	39,040

Liabilities
Trade and other payables	35,505	48,200
Income tax payable	11,792	37,779
Provisions, other accruals and liabilities	16,303	25,774
Total liabilities	63,600	111,753
Net liability position	(11,670)	(72,713)

For the year ended December 31, 2021, the Company recognized a net loss from currency exchange difference for US$7,311 (net gain for US$1,180 and US$2,902 for 2020 and 2019; respectively) in the caption “Net gain (loss) from currency exchange difference” of the consolidated statements of comprehensive income.

(b)   Financial instruments - Initial recognition and subsequent measurement -

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Notes to the consolidated financial statements (continued)

(i)    Financial assets -

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price as disclosed in section (n) “Revenue from contracts with customers”.

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

The Company’s investments in the San Jose Reservoir Trust are classified as financial assets at fair value through OCI as of December 31, 2021 and 2020

Notes to the consolidated financial statements (continued)

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments) -

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

(d)   Cash and cash equivalents -

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Restricted cash includes guarantee deposits in escrow accounts related to Sumitomo's shares acquisition (see note 15) and is excluded from cash and cash equivalents being included in other current assets or long-term assets depending on restrictions.

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

(ii)   Ore on leach pads -

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting gold-bearing solution is later processed in a plant where the gold is recovered. Costs are accumulated to ore on leach pads based on current mining costs, including applicable overhead and depreciation and amortization relating to mining operations, as well as leaching costs incurred in the leaching process. Costs are removed from ore on leach pads as ounces are recovered based on the weighted average cost per estimated recoverable ounce of gold on the leach pad.

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

(iii) In-process inventory -

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, and include mill in-

Notes to the consolidated financial statements (continued)

circuit and leach in-circuit. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the weighted average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles and (or) leach pads plus the in- process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process.

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

(f)	Current assets held for sale and discontinued operations

The Company classifies current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense. The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification. Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

(g)Property, plant and equipment -

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

Notes to the consolidated financial statements (continued)

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

Land improvements	Between 2 and 4 years
Buildings and constructions	Between 5 and 10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	Between 3 and 4 years
Furniture and fixtures	Between 3 and 4 years
Other equipment	Between 3 and 4 years
Computer equipment	Between 3 and 4 years
Mine development, Mining rights, Leach pads and assets retirement and mine closure	Useful life of the mine and (or) process facilities

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

(h)   Mining rights -

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

(i)   Mine development costs -

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

(j)    Stripping activity asset -

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

(k)   Impairment of non-financial assets -

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

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the consolidated statement of comprehensive income to reflect the asset at the lower amount. In assessing the recoverable amount for assets, the relevant future cash flows expected to arise from the fair value less costs to sell have been discounted to their present value.

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

(l)   Intangible assets including computer software -

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

For the years ended December 31, 2021, 2020 and 2019, the amortization amount of intangible assets amounted to US$2.9 million, US$3 million and US$3 million, respectively.

Notes to the consolidated financial statements (continued)

(m)   Provisions -

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

As of December 31, 2021, the Company has received payments of US$17 million for Conga mill assets which has been classified as a contract liability, see note 10. As of December 31, 2020, there were no contract liabilities.

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

All risk of loss and damage of the gold dore passes to the ground transportation upon reception; however, control of the product does not pass to the refiner, it is simply providing processing services to the Company.

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

Notes to the consolidated financial statements (continued)

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

(iii) Sales of copper and silver concentrate -

Copper and silver in concentrate are sold under Free on Board (FOB) Incoterm and this represents the enforceable contract. The Company considers whether there are other commitments in the contract that involve separate performance obligations to which a portion of the transaction price must be allocated. The performance obligation is the delivery of the concentrate at the point where control passes to the customer.

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

Notes to the consolidated financial statements (continued)

financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statements of comprehensive income.

As of December 31, 2021 and 2020 this caption mainly includes interest from short-term money market funds and interest from current bank accounts for an amount of US$1,000 and US$8,100, respectively.

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

(p)  Workers’ profit sharing -

The Company recognizes workers’ profit sharing in accordance with IAS 19, “Employees Benefits". Workers' profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base of current year. According to Peruvian law, the limit in the workers' profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (FONDOEMPLEO). The workers’ profit sharing is recorded as part of cost applicable to sales, see note 19.

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

Notes to the consolidated financial statements (continued)

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

Peruvian mining royalties and special mining tax –

In accordance with Law No. 28258, as amended by Law No. 29788, mining royalties are payable as the higher of either as a specified percentage of (i) tax operating profit or (ii) 1% of revenues. If the mining royalty is calculated as a percentage of operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply.

Mining royalties and special mining tax are accounted for in accordance with IAS 12 "Income Tax" because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue-after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the consolidated statements of financial position.

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

The net amount to be recovered, or payable, to the Tax authority is included as a receivable or payable in the consolidated statements of financial position.

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

(s)   Leases -

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

Notes to the consolidated financial statements (continued)

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (j) “Impairment of non-financial assets”.

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

(d)  Useful life of property, plant and equipment -

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the assets or estimated reserves of the mining unit. See Note 2.4 (g) for useful lives.

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

(e)  Impairment and reversal of non-financial assets -

The Company assesses each asset or cash generating unit in each reporting period to determine whether any indication of impairment exists or the reversal of impairment previously recorded (e.g., fluctuation of gold prices, community relations and social license to operate). Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of (i) the fair value less costs of disposal and (ii) value in use. The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates and operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

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

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Notes to the consolidated financial statements (continued)

The Company has determined the operations of its mining units Yanacocha and Conga as its cash generating units.

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

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendment will not have an impact on the consolidated financial statements.

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

Notes to the consolidated financial statements (continued)

IFRS 9 Financial Instruments: '10 percent 'test fee for derecognition of financial liabilities:

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

Management has evaluated the impact and expects that these modifications will not have a significant impact on the Company's consolidated financial statements.

5.     Cash and cash equivalents

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Petty cash	15	22
Bank accounts	25,087	51,279
Term deposits (b)	667,747	819,628

	692,849	870,929

(b)	The term deposit balance is made up as follows:

	2021	2020
	US$(000)	US$(000)

JP Morgan	277,387	404,319
Citibank	190,011	215,073
BNP Paribas	50,158	50,080
Standard Chartered	50,125	50,031
MUFG Bank	50,047	50,011
Santander	50,019	50,114
	667,747	819,628

The bank accounts and term deposits yield interest at market rates. The carrying amounts approximate the fair value due to the short maturity of these balances, which are less than 90 days.

Notes to the consolidated financial statements (continued)

6.     Trade and other receivables, net

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Trade receivables, net
Foreign clients (subject to provisional pricing)	544	16,919

Other receivables
Advances to suppliers	9,596	7,095
Other (b)	3,698	2,728
Related entities, note 25(c)	2,051	2,300
Tax claims	349	386
Credit of tax on net assets	—	21,676

	15,694	34,185

Allowance for expected credit losses (b)	(1,384)	(1,384)
	14,310	32,801

Total trade and other receivables, net	14,854	49,720

By maturity:
Current	14,854	28,044
Non-current	—	21,676

Total	14,854	49,720

Classification by nature:
Financial receivables	14,505	27,658
Non-financial receivables	349	22,062
	14,854	49,720

The trade receivables are related to concentrate sold (copper and silver by-products). At December 31, 2021 and 2020 there were no material collectability issues that required an additional allowance for expected credit losses on the trade receivable balance.

Trade receivables (not subject to provisional pricing) are non-interest bearing and are generally negotiated on terms of 30 days.

Notes to the consolidated financial statements (continued)

(b)	The allowance for expected credit losses had the following movement during the years 2021, 2020 and 2019:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Opening balance	1,384	1,384	1,384

Additions/Deductions	—	—	—

Ending balance	1,384	1,384	1,384

The allowance for credit losses is related to specific account receivables from previous years.

7.     Inventories, net

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Precious metals	11,859	12,559
Leach in-circuit	4,455	3,117
Mill in-circuit	—	2,093
Materials and supplies	39,020	41,123
	55,334	58,892

Allowance for obsolescence of materials and supplies (b)	(5,718)	(6,595)

	49,616	52,297

(b)	The allowance for obsolescence of material and supplies had the following movement during the years 2021, 2020 and 2019:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Opening balance	6,595	6,098	7,515
Provision for impairment of materials and supplies	1,037	1,459	1,898
Reversal of provision for impairment of materials and supplies	(1,914)	(962)	(3,315)

Ending balance	5,718	6,595	6,098

Reversals of impaired materials are due to disposals of impaired materials that offset the cumulative provision in each period.

Notes to the consolidated financial statements (continued)

8.     Stockpiles and ore on leach pads, net

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Current portion -
Stockpiles	—	7,363
Ore on leach pads	111,358	124,364
Net realizable value adjustment (b)	(1,259)	(10,212)

	110,099	121,515

Non-current portion -
Stockpiles	39,627	33,088
Ore on leach pads	44,546	39,674
Net realizable value adjustment (b)	—	(3,075)

	84,173	69,687

(b)	The provision for net realizable value adjustment had the following movement during the years 2021, 2020 and 2019:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Opening balance, note 19	13,287	47,925	62,540
Provision	14,137	37,880	90,365
Reversal of provision	(26,165)	(72,518)	(63,778)

Ending balance, note 19	1,259	13,287	89,127

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

As of December 31, 2021 and 2020, the assets in the trust amount to US$24,459 and US$25,168, respectively and are represented by financial instruments at fair value.

During the years ended December 31, 2021, a decrease in fair value of the debt instruments was recognized in other comprehensive loss for US$642, an increase of US$123 and US$1,246 during 2020 and 2019 respectively. During the years ended December 31, 2021 and 2020 the change in fair value of the investments in marketable stocks for US$ (849) and US$(207) respectively, were recognized as “Finance income and Finance costs” in the consolidated statements of comprehensive income.

Notes to the consolidated financial statements (continued)

10.   Assets held for sale

During 2021, the Company entered into a binding agreement to sell certain equipment and assets for the Conga project, for total cash proceeds of US$68 million , net of associated cost for sale for US$46 million. The book value of these assets before classification as held for sale was US$174 million (includes [i] the book value of assets included in the sales agreement for US$79 million and [ii] book value of services and other assets capitalized for US$95 million), accordingly, the Company recognized an expense of US$152 million. Pursuant to the terms of the agreement, the sale is expected to close upon delivery of the assets and receipt of the final payment at which time title and control of the assets will transfer, currently expected to occur within approximately one year. As of December 31, 2021, the Company has collected US$17 million as part of the initial payment of the transaction included in "Other current liabilities", see note 13.

Upon entering the binding agreement, the Conga mill assets have been reclassified as held for sale, included in Assets held for sales on the Consolidated statement of financial position as of December 31, 2021, and measured at its fair value less costs to sell. As of December 31, 2021, the value of assets held for sale is US$22 million.

Subsequent to the loss recognized, the remaining total assets at Conga as of December 31, 2021 amounted approximately to US$262 million. As of December 31, 2021, the Company has not identified events or changes in circumstances that indicate that the remaining carrying value of the Conga project is not recoverable. Although the Company has entered into the binding agreement to sell the Conga mill assets, it will continue to evaluate long-term options to progress development of the Conga project.

11.   Property, plant and equipment, net

(a)	Below is presented the movement in cost:

	Opening				Transfer/Other	Final
	balance	Additions	Sales and deductions	Reversal of impairment	changes	balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2021
Cost-
Land	17,322	—	—	3,009	—	20,331
Land improvements	28,982	—	—	3,750	—	32,732
Building and constructions	276,064	—	—	58,232	2,162	336,458
Machinery and equipment	210,215	—	(9,161)	64	33,132	234,250
Leach pads	1,829,479	—	—	13,399	34,422	1,877,300
Vehicles	10,255	—	(950)	—	1,861	11,166
Furniture and fixtures	2,556	—	—	—	—	2,556
Other equipment	61,494	—	—	—	—	61,494
Work in progress	510,359	207,986	(174,475)	—	(113,990)	429,880
Mining rights	37,521	—	—	11,848	—	49,369
Right of use asset	1,045	—	—	—	—	1,045
Asset retirement and mine closure	689,240	—	(7,927)	—	—	681,313
Stripping activity asset	186,539	—	—	—	40,298	226,837
Mine development	824,156	—	—	4,293	(283)	828,166

	4,685,227	207,986	(192,513)	94,595	(2,398)	4,792,897

Accumulated depreciation and amortization
Land improvements	28,395	74	—	—	—	28,469
Building and constructions	233,110	7,171	—	—	—	240,281
Machinery and equipment	181,674	13,776	(9,162)	—	—	186,288
Leach pads	1,734,485	35,624	—	—	—	1,770,109
Vehicles	8,779	397	(948)	—	—	8,228
Furniture and fixtures	2,564	4	—	—	—	2,568
Other equipment	56,423	2,366	—	—	—	58,789
Mining rights	29,457	—	—	—	—	29,457
Right of use asset	729	268	—	—	—	997
Asset retirement and mine closure	540,708	80,129	—	—	—	620,837
Stripping activity asset	149,494	2,888	—	—	—	152,382
Mine development	679,830	7,014	—	—	—	686,844

	3,645,648	149,711	(10,110)	—	—	3,785,249

Net cost	1,039,579					1,007,648

Notes to the consolidated financial statements (continued)

	Opening			Transfer/Other	Final
	balance	Additions	Sales and deductions	changes	balances
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2020
Cost-
Land	17,053	—	—	269	17,322
Land improvements	28,982	—	—	—	28,982
Building and constructions	271,554	—	—	4,510	276,064
Machinery and equipment	216,872	—	(20,844)	14,187	210,215
Leach pads	1,817,226	—	—	12,253	1,829,479
Vehicles	9,402	—	(98)	951	10,255
Furniture and fixtures	2,556	—	—	—	2,556
Other equipment	59,262	—	—	2,232	61,494
Work in progress	436,699	143,489	—	(69,829)	510,359
Mining rights	37,521	—	—	—	37,521
Right of use asset	1,045	—	—	—	1,045
Asset retirement and mine closure	693,365	—	(4,125)	—	689,240
Stripping activity asset	151,494	—	—	35,045	186,539
Mine development	824,156	—	—	—	824,156

	4,567,187	143,489	(25,067)	(382)	4,685,227

Accumulated depreciation and amortization
Land improvements	28,315	80	—	—	28,395
Building and constructions	226,129	6,981	—	—	233,110
Machinery and equipment	184,030	18,029	(20,385)	—	181,674
Leach pads	1,694,288	40,197	—	—	1,734,485
Vehicles	8,828	49	(98)	—	8,779
Furniture and fixtures	2,560	4	—	—	2,564
Other equipment	54,132	2,291	—	—	56,423
Mining rights	29,457	—	—	—	29,457
Right of use asset	461	268	—	—	729
Asset retirement and mine closure	478,826	61,882	—	—	540,708
Stripping activity asset	147,725	1,769	—	—	149,494
Mine development	674,142	5,688	—	—	679,830

	3,528,893	137,238	(20,483)	—	3,645,648

Net cost	1,038,294				1,039,579

Additions to work in progress is primarily related to development of the Sulfides Project in 2021 and 2020. As of December 31, 2021, the Company does not have material commitments related to these projects.

The depreciation and amortization expense for the year ended December 31, 2021 and 2020 was recorded in the “Cost applicable to sales” caption in the consolidated statement of comprehensive income.

(b)	Impairment of long-lived assets -

In accordance with the accounting policies and processes, each asset or Cash Generating Unit “CGU” is evaluated annually at year end, to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed. The Company has two CGU’s: Yanacocha mine and the Conga project.

In December 2021, the Company performed a formal evaluation of its cash generating units and concluded that there are indicators of reversal of impairment of its Yanacocha CGU, therefore it determined the recoverable value of this CGU. As a result of this analysis for Yanacocha, the Company concluded that a reversal of impairment loss required as the recoverable amount was higher than the carrying amount of the CGU’s assets mainly explained for the increase of the gold prices and the near development of the Sulfides project.

In assessing whether impairment or reversal of impairment was required, the carrying value of the asset or CGU was compared with its recoverable amount. The recoverable amount is the higher of (i) the CGU’s fair value less costs of disposal (FVLCD) and (ii) value in use (VIU). Given the nature of the Company’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. The recoverable amount for Yanacocha was estimated based on the FVLCD using estimated future cash flows expected to be generated from the continued use of the CGUs. The recoverable amount for Conga was estimated based on estimated discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market-based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs

Notes to the consolidated financial statements (continued)

and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. These cash flows were discounted using a real pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Estimates included quantities of recoverable minerals, production levels, operating costs and capital requirements and sourced from the planning process, including the LOM plans, business plan and CGU-specific studies.

Key assumptions used for the impairment testing as of December 31, 2021:

Yanacocha:

The recoverable amount for the Yanacocha CGU was based on the FVLD using estimated future cash flows expected to be generated from the continued use of the CGUs using market assumptions. Based on the fair value calculated, the Company recognized an impairment reversal on Yanacocha of US$97.6 million.

Yanacocha:

The determination of FVLD was most sensitive to the following key assumptions:

-      Production volumes.

-      Commodity prices.

-      Discount rate.

-      Cost/operating income

Production volumes: Estimated production volumes are based on detailed life-of-mine plan and take into account development plans for the mine agreed by management as part of planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted.

As each producing mining unit has specific reserve characteristics and economic circumstances, the cash flows of the mine were computed using an appropriate individual economic model and key assumptions established by management. The production profile used was consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proved and probable reserves and resource estimates.

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

Estimated prices for the long-term period used to estimate future revenues were as follows:

2021	Long-term
US$

Gold (per ounce)	1,800
Silver (per ounce)	23
Copper (per pound)	3.05

Notes to the consolidated financial statements (continued)

2020	Long-term
US$

Gold (per ounce)	1,500
Silver (per ounce)	16
Copper (per pound)	3.00

Discount rate: In calculating the value in use, a pre-tax discount rate in a range of 8.40% to 9.60% was applied to the Conga pre-tax cash (9.38% to 10.36% as of December 31, 2020). This discount rate was derived from the Company’s pre-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU.

Sensitive Analysis

During 2021, When determining the value-in-use of the CGUs’ Conga, management estimated a pre-tax discount rate between 8.9%-9.4%, and 9.4%-10.4%, respectively. WACC is a key assumption in the determination of the recoverable amounts, and changes in WACC would impact the recoverable amounts as follows:

Regarding CGU Conga, the Company concluded that no reversal of impairment loss was appropriate, despite that recoverable amount of the CGU's assets was higher than the carrying amount, due to the sensitivity of the Conga project to the social and politic conflicts.

12.   Trade and other payables

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	60,980	44,977
Related entities, note 25(c)	12,317	12,374
	73,297	57,351

Other payables
Remuneration and similar benefits payable	7,718	4,649
Other taxes payable	4,429	4,097
Royalties payable to the Peruvian State	1,215	2,548
	13,362	11,294

	86,659	68,645

(b)

Trade payables arise mainly from the acquisition of materials, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest, are not secured and are mostly denominated in U.S. dollars.

Notes to the consolidated financial statements (continued)

13.   Provisions

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Provisions
Provision for mine closure and exploration projects (b)	2,515,914	1,738,428
Provision of social responsibility (c)	14,659	16,609
Other provisions	5,111	7,352
	2,535,684	1,762,389
Classification by maturity:
Current portion	141,728	101,786
Non-current portion	2,393,956	1,660,603
	2,535,684	1,762,389

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

The movement of the provision for mine closure for 2021, 2020 and 2019 is broken down as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Opening balance	1,738,428	1,608,380	1,294,464
Additional provisions	815,123	120,655	301,096
Payments	(71,247)	(22,656)	(23,889)
Unwinding of discount, note 23	33,610	32,049	36,709
Ending balance	2,515,914	1,738,428	1,608,380

Classification by maturity
Current portion	135,317	92,706	39,156
Non-current portion	2,380,597	1,645,722	1,569,224

	2,515,914	1,738,428	1,608,380

The provision for mine closure and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2022 and 2071.

There were minimal changes to the updated closure plan in 2017 prior to submitting to Peruvian regulators in September 2017. The regulators completed their review and approved the updated closure plan in November 2017.

Notes to the consolidated financial statements (continued)

During the years ended December 31, 2021, 2020 and 2019, the Company recorded an increase to the reclamation liability of US$815 million, US$121 million and US$301 million, respectively. The update to the reclamation obligation resulted in an decrease to the recorded asset retirement cost asset of US$7.9 million (US$4 million decrease and US$159 million increase in 2020 and 2019, respectively) related to the producing portions of the mine (see note 11) and a non-cash charge to reclamation expense for the year ended December 31, 2021 of US$823 million (US$124 million and US$142 million as December 31, 2020 and 2019, respectively) related to the areas of Carachugo, Yanacocha, Maqui Maqui and Cerro Negro operations no longer in production (see note 19). The increase of the 2021 reclamation obligation is mainly due to the expected construction of two water treatment plants, a related increase in the annual operating costs over the extended closure period, and initial consideration of known risks (including the associated risk that these water treatment estimates could change in the future as more work is completed), whereas in 2020 the increase was mainly due to higher water treatment costs. The discount rates used in the calculation of the provision as December 31, 2021, 2020 and 2019 were between 0.4% and 6.0%.

(c)	Provision of social responsibility -

The provision of social responsibility relates to community commitments to develop projects near the mine site, including training and support for other activities such as building infrastructure and donations.

The movement of the provision for social responsibility for 2021, 2020 and 2019 is broken down as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Opening balance	16,609	18,326	18,010
Payments	(1,062)	(6)	(572)
Closed items	(888)	—	—
Corrections	—	(1,711)	—
Additional provision	—	—	888
Ending balance	14,659	16,609	18,326

Classification by maturity
Current portion	1,316	1,728	761
Non-current portion	13,343	14,881	17,565

	14,659	16,609	18,326

Notes to the consolidated financial statements (continued)

14.   Other accruals and liabilities

(a)	This caption is made up as follows:

	2021	2020
	US$(000)	US$(000)

Accrual of capital expenditure	36,195	20,147
Workers’ profit sharing payable (c)	13,851	17,311
Accrual of operating costs (b)	7,135	15,938
Lease liabilities	115	330
Interests payable, see note 24	—	16,840
	57,296	70,566

Classification by maturity:
Current portion	57,296	70,526
Non-current portion	—	40

	57,296	70,566

(b)	Accrual of operating cost -

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

15.   Debt instruments

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

Under the terms of the transaction, Sumitomo has the option to require the Company to repurchase the 5% interest in Minera Yanacocha, S.R.L. if the Yanacocha Sulfides project does not adequately progress by June 2022 or if the project is approved with an incremental rate of return below a contractually agreed upon rate. Under the terms of the sales agreement, the cash paid by Sumitomo at closing has been placed in an escrow for repayment in the event the option is exercised. As of December 31, 2021 and December 31, 2020, the Company holds US$48,752 in an escrow account with Citibank New York and generates interest at a market rate. This balance is included in the caption Restricted Cash in the consolidated statement of financial position. The restricted cash is not available to finance the Company's day-to-day operations and, therefore, has been excluded from cash and cash equivalents for the purposes of the consolidated statement of cash flows. It has been disclosed as a non-current asset.

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

The value of the compound instrument as of December 31, 2021 and December 31, 2020 amounts to US$47,080 and US$45,423, respectively. For the years ended December 31, 2021, 2020 and 2019 the unwinding of the discount was recognized in the caption “Finance costs” in the consolidated statement of comprehensive income for an amount of US$1,497, US$1,497 and US$1,497, respectively, see note 23.

Notes to the consolidated financial statements (continued)

16.   Partners’ equity

(a)	Partners’ contributions -

As of December 31, 2021 and December 31, 2020, Partners’ contributions comprise 1,214,528,739 common partnership interests at par value of one Peruvian Sol each, fully subscribed and paid-in (equivalent to US$398,216 at the historical exchange rate). Such partnership interest includes 656,484,745 common partnership interests that are owned by foreign investors.

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

(b)	Retained earnings (Accumulated losses) -

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

During the years 2021 and 2020, no dividend distribution was made.

17.   Tax situation

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

In Law 31107, published in the Official Gazette on 31 December 2020, the Peruvian Government permits taxpayers to elect to apply the 20% depreciation rate (rather than the 5% rate) under the special depreciation regime for buildings and construction. Under prior law (Legislative Decree 1488), the 20% rate automatically applied if the following requirements were met: (i) the construction began on January 1, 2020 and (ii) 80% or more of the work was completed by December 31, 2020. Once made on the annual tax return, the election to apply the 20% rate is irrevocable.

Notes to the consolidated financial statements (continued)

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

(b)	Tax stabilization agreements -

The Company entered into the following tax stability agreement with a term of 15 years:

Date of the Tax
Mine	Effective	Agreement

La Quinua	January 1, 2004	August 25, 2003

The La Quinua tax stabilization guaranteed the Company’s use of the tax regime shown in the table above and permitted maintenance of its accounting records in U.S. dollars for tax purposes, which expired on January 1, 2019.

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

Notes to the consolidated financial statements (continued)

(c)	Years open to tax review -

As general rule , during the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Company.

However, in year 2020 the prescription period was suspended due to the declaration of the state of emergency and social isolation (quarantine), this issue was confirmed by the Tax Authority in reports No. 031-2020 and No. 039.2020, considering this tax return of fiscal year 2016 is still open for examination until March 2022. In that regard, the tax returns of the years 2016 to 2021 are open to assessment.

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

Pursuant to this legislation, the mining royalty is payable quarterly based on sales and operating profit. The royalty amount due is 1% of revenue. An additional mining tax due is calculated based on the level of operating profit up to a maximum applicable rate of 12%. This component of the new mining tax only applies to those projects that are not covered by a tax stabilization agreement. During 2021, 2020 and 2019, the amounts included in cost of production related to mining royalties were US$5,266, US$6,167 and US$7,360, respectively. During 2021,2020 and 2019, the amount included in mining tax expense related to mining royalties were US$2,353, US$55 and US$1,563, respectively.

(ii)	Law No. 29789, Special Mining Tax

The Special Mining Tax (IEM) applies to mines not covered by a tax stabilization agreement. The IEM is payable on a quarterly basis with rates ranging from 2% to 8.4% of operating profit.

The rate varies depending on the level of operating profit. During the years ended December 31, 2021, 2020 and 2019 the amounts included in income and mining tax expense were US$9,196, US$5,065 and US$11,444, respectively.

(iii)	Law No. 29471, Supplementary Fund

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

-     The employer’s contributions are paid before tax; therefore, these amounts are deductible expenses for the year.

The new pension fund tax is calculated based on annual income and is payable quarterly. During the years ended December 31, 2021, 2020 and 2019 the amounts included in Income and mining tax expense amounted to US$688, US$868 and US$728, respectively.

Notes to the consolidated financial statements (continued)

(f)	Peruvian income tax -

The Company’s income tax provision consisted of the following:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Current Peruvian income tax	40,590	51,197	42,978
Royalties and mining taxes	9,196	5,065	11,444
Income tax from prior years (refunds)/payments	(98)	(1,712)	8,459
Other taxes	320	1,363	993
Income tax prior years refunds	—	(2,895)	(3,002)
Fines from previous years	—	—	4,056
Current income tax expense	50,008	53,018	64,928
Deferred income tax benefit	1,021	—	—

Income tax expense	51,029	53,018	64,928

(g)	Deferred income tax asset -

As of December 31, 2021 and 2020, the Company maintains a deferred income tax asset for US$ 50 and US$1,071, respectively. The recognized deferred income tax asset corresponds entirely to additional tax credits that can be recovered by reducing the income tax paid of open periods subject to review of the tax authority. The Company has temporary differences that make up a deferred income tax asset for US$252,157, this deferred income tax asset has not been recognized as Management believes that there is no probable sufficient taxable profit in future periods nor evidence of tax planning opportunities to support the recognition of this temporary differences as income tax assets.

(h)	Reconciliation of income tax expense (benefit) –

Below is a reconciliation of tax expense and the accounts profit multiplied by the statutory tax rate for the years 2021 and 2020:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Loss before income tax	(916,653)	(112,431)	(30,329)
Peruvian statutory tax rate	29.5%	29.5%	29.5%
Income tax income	(270,413)	(33,167)	(8,947)
Valuation allowance on deferred tax asset	253,178	57,131	46,473
Effect of change in translation to US dollars	36,189	23,075	(4,217)
Royalties and Mining taxes	9,196	5,065	11,444
Credit of royalties and Mining taxes	(2,713)	(1,494)	(3,376)
Non-deductible expenses	25,690	7,015	13,837
Income tax prior years (refunds) / payments	(98)	(1,712)	8,459
Ruling on a tax case from 2007-2009	—	(2,895)	—
Ruling on a tax case from 2004	—	—	(2,801)
Fines from prior years	—	—	4,056

Total income tax expense	51,029	53,018	64,928

(i)

As of December 31, 2021, the Company determined a current income tax payable of US$6,277 (Income tax payable of US$39,604 as December 31, 2020) and mining taxes payable for US$1,130 (US$2,425 as December 31, 2020). The current income tax payable of year 2021 includes the current income tax offset by the credits of the period. No contingencies were recognized in 2021.

Notes to the consolidated financial statements (continued)

18.   Revenue from contracts with customers

(a)	The Company’s revenues are mainly from sales of gold ounces. The table below presents the sales to customers by geographic region:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Sales and services by geographic region:
Metal sales
Europe (Switzerland)	450,832	590,002	734,526
Singapore	19,656	1,257	—
America	581	1,135	—
	471,069	592,394	734,526

(b)	Other operating revenue is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Copper and silver in concentrate	58,236	27,765	4,098
Others	512	3	678

	58,748	27,768	4,776

For the year ended December 31, 2021, 2020 and 2019, the amount of the subsequent changes in fair value of the trade receivable were US$71, US$583 and US$176, respectively and are presented as part of the caption “Copper and silver in concentrate”.

(c)	Concentration of sales –

In 2021, the sales were as follows: (i) 100% of Dore sales were made to Royal Bank of Canada and delivered to the refiner (Argor Hereaus -Switzerland) (ii) 100% of concentrate sales were made to Ocean Partners, and (iii) carbon fines sales to Trafigura.

In 2020, the sales were as follows: (i) 100% of Dore sales were made to Royal Bank of Canada and delivered to the refiner (Argor Hereaus -Switzerland) (ii) 100% of concentrate sales were made to Ocean Partners; and (iii) during last quarter of 2020, carbon fines sales to Trafigura.

The Company's sales of gold and silver and copper concentrates are delivered to investment banks and national and international well-known companies. Some of these clients have long-term sales contracts with the Company for the supply of the production from the Company’s mines.

Notes to the consolidated financial statements (continued)

19.   Costs applicable to sales

(a)	This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and in-process	222,258	302,382	341,213
Beginning balance of provision for net realizable value, note 8(b)	(13,287)	(47,925)	(89,127)
Royalties to related parties, note 1(a) and note 25	15,928	18,638	22,297
Mining royalties to the government and OEFA contributions	6,553	7,570	9,255
Consumption of supplies	111,532	138,041	200,036
Personnel expenses	41,751	61,298	72,325
Other services	40,211	31,864	41,120
Maintenance	17,317	17,415	26,645
Power	12,933	20,241	23,619
Depreciation and amortization, note 2.4(l) and note 11	151,843	140,252	144,862
Workers' profit sharing	12,059	17,199	12,804
Incremental costs related to COVID-19 pandemic and care and maintenance (c)	20,309	43,672	—
Provision for mine closure, note 13(b)	823,889	124,780	142,129
Ending balance of provision for net realizable value, note 8(b)	1,259	13,287	47,925
Ending balance of finished goods and in-process	(211,845)	(222,258)	(302,382)

	1,252,710	666,456	692,721

(b)	For the years ended December 31, 2021, 2020 and 2019, the cost of inventories recognized in cost of sales was US$207,994, US$299,955 and US$326,790, respectively.
(c)	The Company recognized charges totaling US$ 20.3 million, US$ 43.7 million and nil for the year ended December 31, 2021, 2020 and 2019 respectively, associated with the COVID-19 pandemic and revised operating plans. These charges, none of which were capitalized into inventory, are made up as follows

	For the year ended to	For the year ended to
	December 2021	December 31, 2020
	US$(000)	US$(000)

Personnel expenses (i)	20,251	11,446
Labor expenses (ii)	58	5,069
Incremental costs (iii)	—	27,157
	20,309	43,672

(i)	Expenses associated to the implementation of the COVID-19 Surveillance, Prevention and Control Plan as part of gradual resumption of operations. Refer to Note 1(c) for additional information.
(ii)	Represents mainly payroll premiums distributed to employees.
(iii)	Represents incremental costs associated with care and maintenance status as part of Peru’s declaration of a National Emergency as a result of the COVID-19 outbreak, which restricted the Company’s operations.

Notes to the consolidated financial statements (continued)

20.  Operating expenses, net

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Cost of sales from the sale of fixed assets	—	30	2,092
Exploration and advanced projects	23,619	19,279	33,669
Severance program	5,769	4,454	2,210
Social responsibility commitments	—	6,730	250
Write-off of fixed assets	613	460	1,204
Tax fine	234	11	2,019
Revenue from sale of fixed assets	(1,009)	(40)	(8,088)
Others, net	7,065	3,398	2,631

	36,291	34,322	35,987

21.  Administrative expenses

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Management expenses, note 25	635	874	1,341
Other	269	353	403

	904	1,227	1,744

22.   Selling expenses

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Selling expenses	1,149	1,412	1,719
Other	1,216	510	3

	2,365	1,922	1,722

23.  Finance costs

This caption is made up as follows:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Interest on tax contingency and others, note 24	54,580	—	16,938
Unwinding of the discount of the provision for mining closure, note 13(b)	33,609	32,049	36,709
Commissions of guarantee letters	3,059	3,153	2,485
Unwinding of debt instruments, note 15	1,722	1,497	1,497

	92,970	36,699	57,629

Notes to the consolidated financial statements (continued)

24.  Commitments and contingencies

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

Legal proceedings -

Conga project Constitutional claim -

On October 18, 2012, Marco Antonio Arana Zegarra filed a constitutional claim against the Ministry of Energy and Mines and Yanacocha requesting the Court to order the suspension of the Conga project as well as to declare not applicable the October 27, 2010, directorial resolution approving the Conga project Environmental Impact Assessment (“EIA”). On October 23, 2012, a Cajamarca judge dismissed the claims based on formal grounds finding that: (i) plaintiffs had not exhausted previous administrative proceedings; (ii) the directorial resolution approving the Conga EIA is valid, and was not challenged when issued in the administrative proceedings; (iii) there was inadequate evidence to conclude that the Conga project is a threat to the constitutional right of living in an adequate environment; and (iv) the directorial resolution approving the Conga project EIA does not guarantee that the Conga project will proceed, so there was no imminent threat to be addressed by the Court. The plaintiffs appealed the dismissal of the case. The Civil Court of the Superior Court of Cajamarca confirmed the above mentioned resolution and the plaintiff presented an appeal. On March 13, 2015, the Constitutional Court published its ruling stating that the case should be sent back to the first court with an order to formally admit the case and start the judicial process in order to review the claim and the proofs presented by the plaintiff. Yanacocha has answered the claim. The Company can not reasonably predict the outcome of this litigation

The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this contingency, which it does not consider probable.

Open tax procedures -

For the periods pending of examination, due to The Tax Authority has the right to examine, and, if necessary, amend the Company’s income tax provision for the last four years. The Company’s income tax filings for the years 2016 through 2021 are open to examination by the tax authorities. However, due to the fact that SUNAT could not carry out its inspection tasks during the quarantine period, the calculation of the statute of limitations was suspended; In this sense, the prescription for the period 2016 would expire the last week of March 2022, approximately. For value added tax, the periods open for examination are December 2017 through 2021. Regarding the referred quarantine period, the calculation of the statute of limitations related to the value added tax also was suspended; in this sense, the prescription of the period between December 2016 to November 2017 would expire the last week of March 2022, approximately. To date, National Tax Supervisor “SUNAT” has concluded its review of the Company’s tax exams through the year 2014.

Due the many possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes are payable, including interest and surcharges, as a result of the Tax Authority reviews, they will be charged to expense in the period assessed. However, in Management’s and legal advisors’ opinion, any additional tax assessment would not be significant to the consolidated financial statements.

Tax Dispute related to the amortization of the contractual rights -

In 2000, Yanacocha paid Buenaventura and Minas Conga S.R.L. a total of US$29 million to assume their respective contractual positions in mining concession agreements with Chaupiloma Dos de Cajamarca S.M.R.L. The contractual rights allowed Yanacocha the opportunity to conduct exploration on the concessions, but not a purchase of the concessions. The tax

Notes to the consolidated financial statements (continued)

authority alleges that the payments to Buenaventura and Minas Conga S.R.L. were acquisitions of mining concessions requiring the amortization of the amounts under the Peru Mining Law over the life of the mine. Yanacocha expensed the amounts at issue in the initial year since the payments were not for the acquisition of a concession but rather these expenses represent the payment of an intangible and therefore, amortizable in a single year or proportionally for up to ten years according to Income Tax Law. In 2010, the tax court in Peru ruled in favor of Yanacocha and the tax authority appealed the issue to the judiciary. The first appellate court confirmed the ruling of the tax court in favor of Yanacocha. However, in November 2015, a Superior Court in Peru made an appellate decision overturning the two prior findings in favor of Yanacocha. Yanacocha has appealed the Superior Court ruling to the Peru Supreme Court. On January 18, 2019, the Peru Supreme Court issued notice that three judges support the position of the tax authority and two judges support the position of Yanacocha. Because four votes are required for a final decision, an additional judge was selected to issue a decision and the parties conducted oral arguments in April 2019. In February 2020, the additional judge ruled in favor of the tax authority, finalizing a decision of the Peru Supreme Court against Yanacocha. As a result of the decision, the Company recognized the amount of US$29 million in 2020. However, Yanacocha filed two constitutional actions in 2020, and one legal claim in 2021, objecting to potential excessive interest and duplicity of criteria of up to US$50 million, US$ 73 million,and US$ 68 million, respectively.

In March 2021, in one of the constitutional actions, Yanacocha’s request for an injunction to suspend the collection of interest, which was denied. The matter was sent back to the tax authority, which issued a resolution with an update of the total amount. Yanacocha appealed the tax authority’s resolution and, in October 2021, the tax court denied the appeal. As a result, the administrative case went back to the tax authority for collection and the Company paid the amount claimed due in October 2021 of approximately US$80 million and recognized as finance costs by US$55 million for the year ended December 31, 2021, see note 23. In January 2022, Yanacocha filed a fourth legal claim, objecting to the amount of up to US$72 million. The Company continues to pursue the legal actions that remain pending, seeking to recover up to US$73 million of the total amount paid based on current exchange rates, but it is not possible to fully predict the outcome of such litigation.

Letters of Guarantee

The Company has signed Letters of Guarantee with various financial institutions in accordance with the Mine Closure Regulation approved by Supreme Decree No.033-2005 of the Ministry of Energy and Mines. The table below sets out the outstanding signed commitments at year ends by financial institution.

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Scotiabank	274,965	259,027	253,317
Pacífico Zurich	200,000	200,000	200,000
La Positiva	70,000	70,000	70,000
Rimac (Travelers)	60,000	60,000	60,000
Santander	50,000	25,000	—
MUFG Bank	25,000	25,000	—

	679,965	639,027	583,317

(a)	Letters of guarantee of Banco de Credito del Peru include US$6,321 related to San Jose Reservoir Trust in 2017. In 2021, 2020 and 2019 letters of guarantee were not required.

Letters of guarantee shall come into force if the Company fails to execute in whole or in part the mine closure plan.

Notes to the consolidated financial statements (continued)

25.   Transactions with related parties

(a)	The main transactions carried out by the Company with its related parties in the years 2021 and 2020 were:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Royalties accrued:
Affiliates:
S.M.R.L. Chaupiloma Dos de Cajamarca, note 19 and 1(a)	15,928	18,638	22,297

Services rendered by:
Affiliates:
Newmont USA Limited	10,283	10,214	4,118
Newmont International Services	6,967	5,264	10,822
Newmont Peru S.R.L. (management services) (b)	5,221	9,017	10,729

(b)	Management services including key personnel are provided by a related party.
(c)	As a result of the transactions indicated in the paragraph (a), the Company had the following accounts receivable and payable from and (or) to affiliates:

	2021	2020
	US$(000)	US$(000)

Balance receivable from related parties, note 6
Newmont USA Limited	1,652	435
Newmont International Services Limited	288	1,431
Oroplata S.A.	59	254
Newmont Global Employment Limited	24	5
Newmont Peru S.R.L.	16	22
Newmont Technologies Limited	8	—
Suriname Gold Company	1	—
Others	3	(3)
NVL, USA Limited, Delaware	—	156

	2,051	2,300

Balance payable for related parties, note 12
Newmont USA Limited.	4,492	2,366
S.M.R Chaupiloma Dos de Cajamarca	3,623	4,596
Newmont International Service Limited	2,534	4,227
Newmont Peru S.R.L.	769	1,033
Newmont Technologies Limited.	293	142
Newmont Mining Services Pty Ltd	258	—
Suriname Gold Company LLC	5	—
Newmont Global Employment Limited P	118	—
NVL, USA Limited, Delawar	222	—
Others	3	10

	12,317	12,374

AII the balances above are of current maturity, have no specific guarantees and are not interest bearing.

Notes to the consolidated financial statements (continued)

For the years ended December 31, 2021 and 2020, there is no allowance for expected credit losses related to related parties accounts.

26.  Financial - risk management objectives and policies

The Company’s operations are exposed to certain financial risks: some market risks (foreign exchange risk, interest rate risk and price risk, credit risk and liquidity risk). The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The most important aspects in risk management are the following:

(a)Market risks -

(i)	Foreign exchange risk -

Foreign exchange risk exposure arises from exchange rate fluctuations of balances denominated in different currencies than the U.S. dollar. Since transactions and balances denominated in foreign currency are not significant, the current exchange rate risk exposure is limited. Management has decided to assume the exchange risk exposure with the results of the Company’s operations; therefore, it has not engaged in hedging activities.

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

Notes to the consolidated financial statements (continued)

Set out below is the information about the credit risk exposure on the Company’s trade and other receivables:

	Days past due
	Current	< 30 days	30 – 90 days	> 90 days	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2021
Trade receivables		6,647	4,010	5,232	15,889
Expected credit loss rate	—%	—%	—%	35.86%	9.65%
Expected credit loss	—	—	—	(1,384)	(1,384)
Total	—	6,647	4,010	3,848	14,505

As of December 31, 2020
Trade receivables	—	21,274	2,797	4,971	29,042
Expected credit loss rate	—%	—%	—%	27.84%	4.77%
Expected credit loss	—	—	—	(1,384)	(1,384)
Total	—	21,274	2,797	3,587	27,658

(c)	Liquidity risk -

Management administrates its exposure to liquidity risk through financing from internal operations, Company’s partners and maintaining good relationships with local and foreign banks in order to maintain adequate levels of credit available. The Company currently has no existing bank lines of credit.

The following table represents the analysis of the Company’s financial liabilities, considering the remaining period to reach such maturity as of the consolidated statement of financial position date (see notes 13 and 14):

	2021
		Between 1 to 2	Between 2 to 5
	Less than 1 year	years	years	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Trade accounts payable – domestic suppliers	60,980	—	—	60,980
Debt instruments	—	—	47,080	47,080
Trade accounts payable - Related parties	12,317	—	—	12,317
Lease liabilities	115	—	—	115

	73,412	—	47,080	120,492

	2020
		Between 1 to 2	Between 2 to 5
	Less than 1 year	years	years	Total
	US$(000)	US$(000)	US$(000)	US$(000)

Trade accounts payable – domestic suppliers	44,977	—	—	44,977
Debt instruments	—	—	45,423	45,423
Trade accounts payable - Related parties	12,374	—	—	12,374
Lease liabilities	290	40	—	330

	57,641	40	45,423	103,104

Notes to the consolidated financial statements (continued)

(d)	Capital risk management -

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

	2021	2020
	US$(000)	US$(000)

Debt and accounts payable	198,442	226,333
Leases	115	330
Less: cash and short-term deposits	(692,849)	(870,929)

Net debt	(494,292)	(644,266)

Total liquidity	692,849	870,929

(e)	Fair value measurement -

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

There were no transfers between Level 1and Level 2 during 2021, 2020 and 2019.

The Company’s impairment model uses valuation techniques to determine the WACC. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates as such is classified within Level 2 of the fair value hierarchy.

Notes to the consolidated financial statements (continued)

Carrying value versus fair value

Set out below is a comparison of the carrying amount and fair value of the Company’s financial instruments, other than those which carrying amounts are reasonable approximation of fair value:

	Carrying amount		Fair value
	2021	2020	2021	2020
	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets:
Trade and other receivables, net	37,105	27,658	37,105	27,658
Restricted cash	48,752	48,752	48,752	49,042
Financial assets at fair value	81	21,676	81	21,676

	85,938	98,086	85,938	98,376

	Carrying amount		Fair value
	2021	2020	2021	2020
	US$(000)	US$(000)	US$(000)	US$(000)

Financial liabilities:
Trade and other payables	86,659	68,645	86,659	68,645
Debt instrument	47,080	45,423	47,080	47,479

	133,739	114,068	133,739	116,124

Management assessed that the fair values of cash and short-term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to short-term maturities of these instruments. Trade receivables subject to provisional pricing are already carried at fair value.

27.   Summary of significant differences between accounting principles followed by the Company and U.S. Generally Accepted Accounting Principles (U.S. GAAP)

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 28 and are principally related to the items discussed in the following paragraphs:

(a)Impairment -

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

Under IFRS, the Company recorded in 2013 and 2016 an impairment loss related to its Conga and Yanacocha CGU for US$1,126,543 and US$1,342,645, respectively. In 2021, the Company recognized a reduction of the impairment loss for US$395,434 as a consequence of the classification of the certain assets of the Conga CGU as assets held for sale, see note 10. In 2020, and 2019, the Company did not recognize any impairment losses in relation to this CGU. In December 2021, the Company recorded a reversal of impairment for US$97,592 related to its Yanacocha CGU, see note 11.

Under U.S. GAAP, the Company uses undiscounted cash flows to perform its impairment assessment. In 2021 no impairment indicators were identified for Conga CGU.

Notes to the consolidated financial statements (continued)

In December 2020, the Company performed a formal evaluation of its cash generating units and concluded that there are indicators of reversal of impairment of its Yanacocha CGU and impairment indicators in its Conga CGU, therefore it determined the recoverable value of both CGUs. As a result of this analysis the Company concluded that no reversals of impairment loss on either of its’ CGU as the recoverable amount was slightly higher to the carrying amount of the CGU’s assets; however, due to de sensitive of the cash flows to the discount rate, long term prices and the term of the cash flows, the Management concluded that there is not appropriate recognized a reversal for the CGUs.

In 2019 no impairment indicators were identified for its Yanacocha and Conga CGU.

In 2016, the Company recorded an impairment loss related to its Yanacocha CGU for US$933,200.

For reconciling the net income/loss and net equity from U.S. GAAP to IFRS, the Company eliminates the higher depreciation recorded under U.S. GAAP corresponding to the impaired assets under IFRS.

(b)Stripping activity asset -

Under IFRS, the stripping costs in the production phase of a surface mine are accounted according to the accounting principles disclosed in note 2, consequently the stripping activity asset is capitalized as stripping activity asset and has an impact in the depreciation expense.

Under U.S. GAAP, the costs of clearing removal (stripping cost of production) incurred during the production stage are recorded as part of the production cost of inventories, accordingly, such costs are recorded on the consolidated income statement at an earlier time than IFRS.

(c)Reclamation and mine closure –

Under IFRS, the liability is measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability), see note 2.4(l).

Under IFRS, the Company updates the discount rate used to discount its liability at the closing date using a risk-free rate, this change in the discount rate has an impact (increase/decrease) in the asset retirement cost and reclamation liability Under U.S. GAAP, upward revisions in the amount of undiscounted estimated cash flows are discounted using the current Company’s credit rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the Company's credit rate that existed when the original liability was recognized. Under U.S. GAAP, there are no requirements of update the discount rate.

(d)Inventories -

Under IFRS, the cost of inventory mainly includes a lower depreciation as a result of the reduced value of property, plant and equipment due to the impairments recorded in prior years, the impact of the stripping activity asset and workers' profit sharing.

Under U.S. GAAP, the cost of inventory is affected by a different depreciation since the impairment recognized under U.S. GAAP is different than the one recognized under IFRS. According to U.S. GAAP, the workers' profit sharing is excluded in the the inventory costing.

(e)Contingencies -

Under IFRS, a provision is recognized when:

•An entity has a present obligation (legal or constructive) as a result of a past event.

•It is probable that an outflow of resources will be required to settle the obligation.

•A reliable estimate of the obligation can be made.

Notes to the consolidated financial statements (continued)

For the purposes of IAS 37, “probable” is defined as more likely than not and refers to a probability of greater than 50%.

Under U.S. GAAP, a loss contingency is recognized if both of the following conditions are met: It is probable (likely to occur) that an asset has been impaired or a liability has been incurred. The amount of loss can be reasonably estimated. The meaning of “probable” under ASC 450 is “the future event or events are likely to occur” (generally interpreted as between 70%-80%).

(f)Debt instruments -

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

Under U.S. GAAP, the shares held by Sumitomo are classified as temporary equity – contingently redeemable non-controlling interest (CRNCI) according ASC 480-10-S99-3A; as a long as the option is not expired, or it is exercised the CRNCI is recorded at fair value of inception which was determined to be equal to the purchase price.

(g)Subsequent events -

Under IFRS, the settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period is an adjusting event after the reporting period.

During 2019, under IFRS the Company recognized a liability in tax payable, interest and fines for US$29 million related to a court case in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, including the amount of the income tax to pay and the additional penalties and interests. See Note 24.

Under U.S. GAAP, a change in facts after the reporting date but before the financial statements are issued or are available in relation to a tax position which is effectively settled through litigation shall be recognized in the period in which the change in facts occurs, therefore the Company recognized the tax claim in the first quarter of 2020.

(h)Deferred income tax -

The differences between U.S. GAAP and IFRS are re-measurements that lead to different temporary differences and accordingly, the Company accounts for the effect on the deferred income tax related to such differences.

As the Company does not recognize deferred income tax assets based on its recoverability analysis, there is no differences to reconcile.

(i)Deferred workers’ profit sharing -

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

Notes to the consolidated financial statements (continued)

28.Reconciliation between net income and Partners' Equity determined under IFRS and U.S. GAAP

The following is a summary of the adjustment to net income for the years ended December 31, 2021, 2020 and 2019, and to partners' equity as of December 31, 2021, 2020 and 2019 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Loss for the year under IFRS	(967,682)	(165,449)	(95,257)
Items increasing (decreasing) reported net profit:
Impairment reversal, note 27(a) and 11(b)	(97,592)	—	—
Reversal of depreciation of assets impaired under IFRS, note 27(a)	(77,846)	(97,352)	(205,653)
Reversal of depreciation of assets impaired under U.S. GAAP, note 27(a)	83,966	104,108	204,276
Stripping activity asset, note 27(b)	(34,333)	(32,169)	7,533
Reclamation and mine closure, note 27(c)	(759,617)	(61,555)	54,873
Asset retirement costs, note 27(c)	21,764	16,702	14,504
Inventories, note 27(d)	4,925	(929)	(7,740)
Debt instrument interest, note 27(f)	1,657	1,497	1,497
Interest regarding tax claim, note 27(g)	—	(16,496)	16,839
Income tax payable, including fines, note 27(g)	—	(11,920)	12,168
Conga asset sales, and related assets- impairment impact, note 27(a) and note 10.	(395,434)	—	—
Others	340	20	276
	(1,252,170)	(98,094)	98,573
Income (loss) for the year under U.S. GAAP	(2,219,852)	(263,543)	3,316

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Partners' equity (deficit) under IFRS	(643,939)	324,387	489,712
Items increasing (decreasing) reported partners' equity (deficit):
Impairment loss for IFRS, note 27(a) and 11(b)	1,976,162	2,469,188	2,469,188
Reversal of depreciation of assets impaired under IFRS, note 27(a)	(1,375,535)	(1,297,689)	(1,200,337)
Elimination of impairment loss recorded under U.S. GAAP, note 27(a)	(933,200)	(933,200)	(933,200)
Reversal of depreciation of assets impaired under U.S.GAAP, note 27(a)	884,262	800,296	696,188
Stripping activity asset, note 27(b)	(74,742)	(40,409)	(8,240)
Asset retirement cost, note 27(c)	43,682	(29,149)	(59,160)
Reclamation and mine closure, note 27(c)	(745,712)	64,971	139,834
Inventories, note 27(d)	(841)	(5,766)	(4,837)
Debt instruments, note 27(f)	47,081	45,424	43,927
Contingencies, note 27(e)	1,228	1,228	1,228
Income tax payable contingency, including fines, note 27(g)	—	—	12,168
Interest regarding tax claim, note 27(g)	—	—	16,839
Others	4,020	3,681	3,072
	173,595	1,078,575	1,176,679
Partners' equity (deficit) under U.S. GAAP	(817,534)	1,402,962	1,666,382

Notes to the consolidated financial statements (continued)

28.    New U.S. GAAP Accounting Pronouncements

Accounting for Income Tax

In December 2019, Accounting Standard Update ("ASU") No. 2019-12 was issued to simplify the accounting for income taxes, eliminate certain exceptions within Accounting Standard Codification (“ASC”) 740, Income Taxes, and clarify certain aspects of the current guidance to promote consistency among reporting entities.

The Company adopted this standard as of January 1, 2021. The adoption did not have a material impact on the Consolidated Financial Statements or disclosures.

Effects of Reference Rate Reform

In March 2020, ASU No. 2020-04 was issued which provides optional guidance for a limited period of time to ease the potential burden on accounting for contract modifications caused by reference rate reform. In January 2021, ASU No. 2021-01 was issued which broadened the scope of ASU No. 2020-04 to include certain derivative instruments. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. The guidance may be adopted over time as reference rate reform activities occur and should be applied on a prospective basis.

The Company does not expect this ASU to have an impact on its accounting or consolidated financial statements.

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

In February 2022, Newmont completed the acquisition of Buenaventura’s 43.65% noncontrolling interest in Yanacocha. Refer to note 1 for further details regarding this Transaction.

In March 2022, Sumitomo exercised its option to require Yanacocha to repurchase its 5% interest, which is expected to close in the second quarter of 2022. Upon close, Yanacocha will repay the US$48 in exchange for the 5% ownership interest held by Sumitomo and the Company will hold 100% ownership interest in Yanacocha. Refer to note 15 for further information..

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2021, 2020 and 2019
together with the Report of Independent Auditors

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2021, 2020 and 2019
together with the Report of Independent Auditors

Report of Independent Auditors

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Sociedad Minera Cerro Verde S.A.A., (the Company) as of December 31, 2021 and 2020, and the related statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 23 and 24 to the financial statements).

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

/s/ Carlos Francisco Valdivia Valladares

Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

We have served as the Company’s auditor since 2007.

Lima, Peru

May 13, 2022

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2021 and 2020

	Note	2021	2020
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	937,680	533,730
Trade accounts receivable, net		137	124
Other accounts receivable, net		5,793	5,540
Trade accounts receivable - Related parties	4,21	598,873	594,409
Other non-financial assets	6	36,848	41,360
Inventories	5	567,211	566,794
Prepayments		10,640	12,931
Total current assets		2,157,182	1,754,888
Non - current assets
Property, plant and equipment, net	7	5,371,534	5,495,976
Inventories	5	323,828	301,075
Intangible assets, net		13,805	8,385
Other non-financial assets	6	257,698	205,627
Prepayments		517	1,508
Total non-current assets		5,967,382	6,012,571
Total assets		8,124,564	7,767,459
Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	8	234,917	195,482
Accounts payable - Related parties	4	3,426	3,446
Income tax payable	13(b)	464,868	43,584
Benefits to employees		130,620	49,712
Other accounts payable	9	73,235	138,608
Other financial liabilities	10	332,312	10,223
Provisions	11	12,717	9,625
Total current liabilities		1,252,095	450,680
Non - current liabilities
Other financial liabilities	10	62,503	592,445
Trade account payable	8	638	—
Benefits to employees		6,258	27,320
Provisions	11	231,451	307,974
Income tax liabilities	13(b)	17,291	72,246
Deferred income tax liability	13(g)	427,322	396,074
Other accounts payable	9	—	285,392
Total non-current liabilities		745,463	1,681,451
Total liabilities		1,997,558	2,132,131
Shareholders’ equity
Capital stock	12 (a)	990,659	990,659
Other capital reserves	12 (b)	198,132	198,132
Other equity contributions	12 (d)	11,739	11,535
Retained earnings		4,926,476	4,435,002
Total shareholders’ equity		6,127,006	5,635,328

Total liabilities and shareholders’ equity		8,124,564	7,767,459

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		US$(000)	US$(000)	US$(000)

Revenues	14	4,199,448	2,538,593	2,896,894
Cost of sales	15	(2,155,088)	(1,809,255)	(1,961,577)
Gross Margin		2,044,360	729,338	935,317

Operating expenses
Selling expenses	16	(109,886)	(97,680)	(109,483)
Other operating expenses	17	(8,510)	(38,484)	(38,116)
Other operating income		400	6,157	680
		(117,996)	(130,007)	(146,919)
Operating Profit		1,926,364	599,331	788,398

Financial income		2,820	2,350	10,356
Financial expenses	18	(31,500)	(142,675)	(115,877)
Foreign exchange gain differences, net		29,493	52,464	5,574

Profit before income tax		1,927,177	511,470	688,451

Income tax expense	13(b)	(735,703)	(236,926)	(298,074)

Profit for the year		1,191,474	274,544	390,377

Basic and diluted profit per share (in US$)	19	3.404	0.784	1.115

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in shareholders’ equity

For the years ended December 31, 2021, 2020 and 2019

		Capital	Other capital	Other capital	Retained
	Note	stock	reserves	contributions	earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2019	12	990,659	198,132	8,860	3,920,081	5,117,732

Cash dividends declared		—	—	—	(150,000)	(150,000)
Stock-based compensation	12(d)	—	—	1,214	—	1,214
Profit for the year		—	—	—	390,377	390,377

Balance as of December 31, 2019	12	990,659	198,132	10,074	4,160,458	5,359,323

Stock-based compensation	12(d)	—	—	1,461	—	1,461
Profit for the year		—	—	—	274,544	274,544

Balance as of December 31, 2020	12	990,659	198,132	11,535	4,435,002	5,635,328

Cash dividends declared	12(c)	—	—	—	(700,000)	(700,000)
Stock-based compensation	12(d)	—	—	204	—	204
Profit for the year		—	—	—	1,191,474	1,191,474

Balance as of December 31, 2021		990,659	198,132	11,739	4,926,476	6,127,006

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		US$(000)	US$(000)	US$(000)

Operating activities
Profit for the year	19	1,191,474	274,544	390,377
Adjustments to reconcile net profit for the year with the cash provided from operating activities for:
Income tax expense	13	750,082	235,613	291,014
Depreciation and amortization	15	484,218	484,237	535,000
Accretion on remediation and mine closure provision	11	3,715	4,196	4,048
Net (gain) loss on sale of property, plant and equipment		(255)	(11)	279
Provision of mining royalties dispute	13(d)	15,311	44,414	73,770
Provision (gain) for uncertainty about treatments of income taxes	13	(14,379)	1,313	7,060
Profit sharing update	15(a),17 and 18	(1,002)	42,041	—
Capital project canceled		195	6,255	—
Share-based payments cost	4	2,894	2,259	1,560
Net changes in assets and liabilities
Trade accounts receivable		(4,477)	(139,577)	(39,300)
Other accounts receivable		3,018	623	3,535
Inventories	5	(23,170)	(60,549)	(63,871)
Other non-financial assets		(27,660)	(15,008)	(5,341)
Trade accounts payable		34,735	(28,677)	18,797
Other accounts payable		(28,200)	48,503	45,648
Benefits to employees		60,581	18,178	(8,276)
Other provisions		(2,883)	(28,398)	11,532
Mining royalties dispute payments	13(d)	(420,963)	(138,904)	(186,953)
Interest paid (not included in the financing activities)		(9,674)	(21,260)	(37,226)
Interest lease payments	10(b)	(4,371)	(4,875)	(5,242)
Income tax paid		(315,861)	(86,610)	(216,369)

Net cash and cash equivalents provided by operating activities		1,693,328	638,307	820,042

Statements of cash flows (continued)

	Note	2021	2020	2019
		US$(000)	US$(000)	US$(000)

Investing activities
Proceeds from the sale of property, plant and equipment		423	189	1,243
Purchases of property, plant and equipment	7,8	(155,912)	(178,991)	(283,459)
Purchases of intangibles assets		(6,951)	—	—
Stripping activity asset		(214,192)	(92,890)	(197,038)
Net cash and cash equivalents used in investing activities		(376,632)	(271,692)	(479,254)

Financing activities
Payments senior unsecured credit facility	10(a)	(200,000)	(305,000)	(200,000)
Dividend payments	12(c)	(700,000)	—	(150,000)
Lease principal payments	10(b)	(12,746)	(9,376)	(10,479)
Net cash and cash equivalents used in financing activities		(912,746)	(314,376)	(360,479)

Net increase (decrease) in cash and cash equivalents		403,950	52,239	(19,691)
Cash and cash equivalents at beginning of year		533,730	481,491	501,182

Cash and cash equivalents at the end of the year	3	937,680	533,730	481,491

Transactions with no effects in cash flows:
Changes on the provision for remediation and mine closure	11(b)	18,271	(37,569)	(59,964)

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

Cerro Verde’s operation consists of an open-pit copper mine, with a processing capacity of 548,500 metric ton-per-day that includes (i) concentrator facilities with a 409,500 metric ton-per-day permitted capacity (361,500 metric ton-per-day before the expansion approved by the Ministry of Energy and Mines during 2018), (ii) solution extraction and electrowinning (SX/EW) leaching facilities with leach copper production derived from a 39,000 metric ton-per-day crushed leach facility and (iii) a run-of-mine (ROM) leach system with a capacity of 100,000 metric ton-per-day. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year. The leaching and flotation process carried out at these plants are part of the benefit concession “Planta de Beneficio Cerro Verde.”

(c)	COVID-19 outbreak in Peru -

On March 15, 2020, the Peruvian government issued a Supreme Decree and declaration of a National Emergency in its efforts to contain the outbreak of COVID-19. The order was initially for fifteen days but was subsequently extended for different periods through March 31, 2022.

During the year 2021, Cerro Verde milling rates at concentrator plants averaged 380,300 metric tons per day. Subject to ongoing monitoring of COVID-19 protocols, Cerro Verde is targeting milling rates to increase to approximately 400,000 metric tons of ore per day during 2022 . During 2020, Cerro Verde temporarily went into a state of care and maintenance and adjusted its operations to prioritize critical activities , in order to comply with government requirements. As a result, the Company revised its operating plans (milling rates at concentrator plants averaged 331,600 metric tons per day). A summary of the impacts and charges associated with COVID-19 are detailed in Note 15(b).

Cerro Verde continues to update its Plan for the Surveillance, Prevention and Control of COVID-19 at work. The implementation of these prevention, early detection and response measures and actions helps to control the risk of spread and health impacts caused by the COVID-19 pandemic during the development of operational activities.

Notes to the Financial Statements (continue)

(d)	Financial statements approval –

The financial statements for the year ended December 31, 2021 were approved by Company’s Management on May 13, 2022 and the subsequent events have been considered through those dates.

The financial statements for the year ended December 31, 2020, were approved at the Board of Directors’ Meetings on April 29, 2021.

2.     Significant accounting principles and policies

The significant accounting policies applied in the preparation of the financial statements are summarized below:

(a)Basis of presentation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States dollars (US$). Unless otherwise indicated, all values have been rounded to the nearest thousand.

(b)Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2021 and 2020, and the amounts of reported revenues and expenses for the years ended December 31, 2021, 2020 and 2019.

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

(ii)   Stripping cost -

The Company incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. Production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the costs of inventory, while the production stripping costs are capitalized as a stripping activity asset, as part of the “property, plant and equipment, net” caption, if certain criteria are met.

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

The estimation of recoverable mineral reserves involves numerous uncertainties with respect to the ultimate geology of the ore body, including quantities, grades and recoveries. Estimating the quantity and grade of mineral reserves requires the Company to determine the size, shape and depth of the ore body by analyzing geological data. In addition to the geology, assumptions are required to determine the economic feasibility of mining the mineral reserves, including estimates of future commodity prices and demand, future requirements of capital and production costs, and estimated exchange rates. Revisions in mineral reserve or mineral resource estimates have an impact on the value of mining properties, its related property, plant and equipment, provisions for cost of mine closure, recognition of assets for deferred taxes and depreciation and amortization of assets.

(ii)  Units of production depreciation -

Estimated mineral reserves are used in determining the depreciation and/or amortization of mine-specific assets. This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life-of-mine production. The life of each item, which is assessed at least annually, is impacted by both its physical life limitations and present assessments of economically recoverable mineral reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable mineral reserves.

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

(iv) Inventories -

Net realizable value (NRV) tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metal prices, less estimated costs to complete production and bring the inventory to sale. Additionally, in calculating the NRV of the Company’s long-term stockpiles, Management also considers the time value of money.

Notes to the Financial Statements (continue)

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

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, historical trends and other factors, including mineralogy of the ore and rock type. Total copper recovery in leach stockpiles can vary significantly depending on several variables, including processing methodology, processing variables, mineralogy and particle size of the rock. For newly placed material of active stockpiles, as much as 80 percent of the total copper recovery may occur during the first year, and the remaining copper may be recovered over many years. Process rates and metal recoveries are monitored regularly, and recovery estimates are adjusted periodically as additional information becomes available and as related technology changes.

(v)   Asset impairment -

Management has determined that the Company’s operations consist of one cash generating unit. The Company’s operations are evaluated at least annually in order to determine if there are impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the higher of (i) the fair value less costs of disposal or (ii) the value in use. These assessments require the use of estimates and assumptions, including long-term commodity prices, discount rates, operating costs and other factors.

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

Notes to the Financial Statements (continue)

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrators. The published exchange rates were S/3.975 for US$1 for buying and S/3.998 for US$1 for selling as of December 31, 2021, and S/3.618 for US$1 buying and S/3.624 for US$1 for selling as of December 31, 2020. These rates have been applied to the appropriate asset and liability accounts.

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

Accounts Receivables -

The Company’s receivables include current and non-current trade and other accounts receivable. These receivables are stated at their transaction value, net of an allowance for expected credit loss. Trade accounts receivable are generated primarily from the Company’s concentrate and cathode sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees.

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

Notes to the Financial Statements (continue)

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

Embedded derivatives -

Copper Sales -

The Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month based on quoted London Metal Exchange (LME) monthly average prices. The Company receives market prices based on prices in the specified future month, which results in price fluctuations recorded through revenues until the date of settlement. The Company recognizes revenues and invoices customers when it transfers control, which is under CIF (cost, insurance and freight) delivery point based on then-current LME prices, which results in an embedded derivative that is required to be separated from the main contract. The Company’s embedded derivatives from sales are measured at fair value (based on LME spot copper prices) and presented as gains/losses on provisionally priced trade receivables (see Note 21).

Molybdenum Sales -

The Company’s molybdenum sales are also provisionally priced at the time of shipment. The Company recognizes revenues and invoices customers when it transfers control, which is under the CIF delivery point based on the arithmetic mean of the high and low Metals Week Dealer Oxide (MWDO) price. The provisional prices are finalized in a future month, according to the period of quotation, which results in price fluctuations recorded through revenues until the date of settlement, which also results in an embedded derivative that is required to be separated from the main contract (see Note 21).

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

Impairment of financial assets -

The Company recognizes an allowance for expected credit losses for all debt instruments not held at fair value through the statements of comprehensive income. Expected credit losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an

Notes to the Financial Statements (continue)

approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

(f)   Inventories -

Inventories are stated at the lower of cost or net realizable value. Inventory of materials and supplies, as well as saleable products and in-process inventory are determined using the weighted-average cost method. The cost of finished goods and in-process inventory (i.e., stockpiles) includes labor and benefits, supplies, energy and other costs related to the mining and processing of minerals. Net realizable value tests of saleable products and in-process inventory are performed at each reporting date and represent the estimated future sales price using forward metal prices (for the period they are expected to be processed in), less estimated costs to complete production and bring the inventory to sale. The current portion of work-in-process is determined based on the amount the Company expects to process in the next 12 months. Inventories that are not expected to be processed in the next 12 months are classified as non-current inventories.

No adjustments to inventories were required as of December 31,2021 and 2020.

Notes to the Financial Statements (continue)

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

An asset within property, plant and equipment is retired at the time of its disposal or when no future economic benefits are expected from its use or subsequent disposition. Any gain or loss arising at the time of retirement is calculated as the difference between the proceeds from the sale and the book value of the asset and is included in the statements of comprehensive income in the period the asset is retired.

The residual value and economic useful lives of the Company’s property, plant and equipment are reviewed, and adjusted if appropriate, at each year end.

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

The Company did not identify any indicators of impairment for the years ended December 31, 2021 and 2020.

Notes to the Financial Statements (continue)

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

Years

Land	30
Buildings and other constructions	Between 1 and 14
Machinery and equipment	Between 3 and 14

The right-of-use assets are also subject to impairment. The Company did not identify any indicators of impairment as of December 31, 2021 and 2020.

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

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. After the commencement date, lease liabilities are increased to reflect the accretion of interest and reduced for the lease payments made. A summary of lease liabilities aging is described in Note 20(d).

(i)   Intangible assets -

Intangible assets are recorded at cost less accumulated amortization. After the initial recognition, the intangible assets are recorded at their cost less accumulated amortization and any accumulated loss for impairment of use, if applicable.

The Company’s intangible assets primarily consist of concessions related to the operation of the port terminal, which are amortized over 20 years using the straight-line method. Amortization expense was US$ 1.5 million for the year ended December 31, 2021, and US$ 1.0 million for each of the years ended December 31, 2020 and 2019 and is presented within the "Depreciation and amortization” in cost of sales (see Note 15).

The gross book value for intangible assets was US$ 20.0 million at December 31, 2021, and US$ 13.1 million as of December 31, 2020, and accumulated amortization was US$ 6.2 million as of December 31, 2021, and US$ 4.7 million as of December 31, 2020.

Notes to the Financial Statements (continue)

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

Stripping cost -

The stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment, net (see Note 2 (b.1) and 7) if the stripping activity improves access to the ore body or enhances an existing asset. The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity. The stripping activity asset is subsequently amortized using the UOP method over the component of the ore body benefitted.

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

Mine closure provision -

The Company records a mine closure provision when a contractually or legally enforceable obligation arises. The Company estimates the present value of its future obligation for mine closure and increases the carrying amount of the related ARC, which is included in property, plant and equipment, net in the statements of financial position. Subsequently, the mine closure provision is accreted to full value over time. The related ARC is depreciated using the UOP method over the life of the mine.

The Company evaluates its mine closure provision on a quarterly basis and makes adjustments to estimates and assumptions, including scope, future costs and discount rates, as applicable. Changes in the fair value of the mine closure provision or the useful life of the related asset are recognized as an increase or decrease in the book value of the provision and the related ARC. Any decrease in the mine closure provision and related ARC cannot exceed the current book value of the asset; amounts over the current book value are recorded in the statements of comprehensive income.

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

In addition, the Company's sales of copper concentrates and cathodes are also subject to variations in their amount that may occur while the goods are in transit to their destination as a result of variations in moisture, weight and mineral grades. These variations are recognized directly as part of “Revenues” once the Company reaches an agreement with the corresponding customer regarding the final amounts sold.

Sales of copper concentrates and cathodes at provisional prices include a gain (loss) to be received at the end of the trading period; this is considered a form of variable consideration. Changes in price during the listing period are recognized within “Revenues.”

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

Notes to the Financial Statements (continue)

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

Trade receivables

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). See Note 2(d) for accounting policies for financial assets.

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

(m)  Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The amount of current tax payable or receivable is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the years ended December 31, 2021, 2020 and 2019, the Company was subject to an income tax rate of 32% (see Note 13(b)).

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

Notes to the Financial Statements (continue)

of its current 15-year stability agreement (see Note 13(a)), which became effective January 1, 2014, the Company is subject to mining royalties and a special mining tax for all of its mining production (see Note 13(d)).

The amount to be paid for mining royalties will be the greater of a progressive rate of quarterly operating income ranging from 1% to 12% that increase progressively for companies with higher operating margins or 1% of quarterly sales. Mining royalties calculated on sales are presented in “Other operating expenses.”

Mining royalties and special mining tax are accounted for in accordance with IAS 12, "Income Tax" because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the statement of financial position.

Therefore, obligations arising from mining royalties and special mining tax are recognized as income tax under the scope of IAS 12, "Income Tax." Both, mining royalties and special mining tax generate deferred tax assets and liabilities, which must be measured using the average rates expected to apply to operating income in the quarter in which the company expects to reverse temporary differences.

Supplementary Retirement Fund -

On July 9, 2011, Law 29741 was enacted and established a Mining, Metallurgical and Steel Supplementary Retirement Fund (SRF), which is a social security retirement fund for mining, metals and steel industry workers. Under the terms of its current 15-year stability agreement, the Company is subject to SRF, which is calculated as 0.5% of taxable income.

Uncertainty about the treatment of income taxes -

The Company determines whether it considers each uncertain tax treatment separately or in conjunction with one or more other uncertain tax treatments based on the approach that best predicts the resolution of the uncertainty.

The Company makes judgments and estimates when there is uncertainty regarding the income tax treatments (see Notes 6 and 11).

The Company has uncertain tax positions, particularly those related to tailing dams, sales commissions with non-related companies and small fixed asset acquisitions.

The Company determined, based on its tax compliance and transfer pricing study, that its tax treatments are likely to be accepted by the tax authorities (see Notes 6(b) and 11(d)).

(n)   Benefits to employees -

Salaries and wages, bonuses, severance and vacation benefits are calculated in accordance with IAS 19, "Employee Benefits" and current Peruvian legislation.

Worker’s profit sharing -

The Company recognizes worker’s profit sharing in accordance with IAS 19. Worker’s profit sharing is calculated in accordance with Peruvian laws (Legislative Decree No. 892), and the Company’s worker’s profit sharing rate is 8% over the net taxable base of the current year. According to Peruvian law, the limit in the worker’s profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit is transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (FONDOEMPLEO). The Company’s worker’s profit share is recognized as a liability in the statements of financial position and as an operating expense in the statements of comprehensive income.

The long-term portion of “Provision for employee benefits” of the statement of financial position is the best estimate of the liability that resulted from the tax assessments determined by the Tax Administration in prior years income tax calculation review.

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

(q)   Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years ended December 31, 2021, 2020 and 2019, the Company did not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

(r)   Changes in accounting policies and disclosures –

Below is a summary of the changes in accounting policies and applicable disclosures for the year 2021:

-	Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 -

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

-

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

-	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

Notes to the Financial Statements (continue)

-	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

As described in Note 10(a) the interest on the credit facility is based on London Interbank Offered Rate which will be published until June 30, 2023. As the credit facility will mature on June 19, 2022, these amendments had no impact on the financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

-	Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16 -

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 “Leases”. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021.

However, the Company has not received Covid-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within the allowed period of application.

Several other amendments and interpretations were first applied in 2021, but they had no impact on the Company's financial statements and therefore have not been discussed herein. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement
●	That a right to defer must exist at the end of the reporting period in order to classify liabilities as non-current.
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and must be applied retrospectively. The Company is currently assessing the potential impact the amendments will have on current practice.

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

Notes to the Financial Statements (continue)

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

-	Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, “Accounting Policies, changes in Accounting Estimates and Errors,” in which it introduces a definition of “accounting estimates.” The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The amendments are not expected to have a material impact on the Company.

-	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. “Making Materiality Judgements,” in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of ‘material’ to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently assessing the impact of the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

(t)    Reclassifications of comparative information -

Management has made reclassifications in the statement of financial position as of December 31, 2020, in order to be consistent in the presentation of the financial statements as of December 31, 2021, which are summarized below:

-

The Company reclassified US$ 6.3 million from "Accounts payable, short term" to "Other accounts payable, short term" relating to the presentation of penalties of INGEMMET (Instituto Geológico Minero y Metalúrgico) associated with unexploited mining concessions.

Notes to the Financial Statements (continue)

-

The Company reclassified US$5.9 million from "Accounts payable, short term" to "Other accounts payable, short term" relating to the presentation of payroll withholdings (pension funds, payroll withholding income tax and others) to be paid to third party agencies.

3.      Cash and cash equivalents

This item is made up as follows:

	December 31,	December 31,
	2021	2020
	US$(000)	US$(000)

Cash in banks	26,109	3,910
Cash equivalents (a)	911,571	529,820

	937,680	533,730

(a)

Cash equivalents as of December 31, 2021, includes a portfolio of investments in highly marketable liquid investments (mainly investments classified as “AAA” by Standard & Poor’s and Moody’s) which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. In addition to the portfolio of investments, cash equivalents as of December 31, 2020, includes short-term deposits with Scotiabank Peru of US$ 125.0 million and Citibank NY of US$ 92.3 million. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are insignificant.

Notes to the Financial Statements (continue)

4.     Related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31, 2021	December 31, 2020
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company
FMC (a)	551,595	462,304
Other related parties
Climax Molybdenum Marketing Corporation (b)	23,247	14,319
Sumitomo (c)	11,238	16,352
Embedded derivatives
Embedded derivatives (d)	12,793	101,434

Total accounts receivable from related parties	598,873	594,409

Classification by measurement
Accounts receivables from related parties (subject to provisional pricing)	558,581	376,235
Accounts receivables from related parties (not subject to provisional pricing)	27,499	116,740
Embedded derivatives (d)	12,793	101,434

	598,873	594,409

Accounts payable to related parties
Other related parties
Freeport-McMoRan Sales Company Inc.	2,935	2,883
Minera Freeport-McMoRan South America Ltda	491	402
Freeport Cobalt OY	—	161

Total accounts payable, short term	3,426	3,446

(a)

Accounts receivable from FMC mainly correspond to sales of copper concentrate and copper cathode. The Company has a long-term agreement with FMC through which it has committed to sell between 70% and 80% of its annual copper concentrate production through December 31, 2021 and will continue in force until one of the parties communicates its intention to terminate with an advance written notice of at least 24 months. Terms of the contract are reviewed annually.

(b)

The Company has a long-term agreement with Climax Molybdenum Marketing Corporation (a wholly owned subsidiary of FMC) through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on MWDO and under incoterm CIF from February 1, 2020, through January 31, 2022. A new agreement commenced on February 1, 2022, through January 31, 2023, and will continue in force until one of the parties communicates its intention to terminate.

(c)

The Company has a long-term agreement with Sumitomo through which it has committed to sell 21% of its annual copper concentrate production through December 31, 2021 and will continue in force until one of the parties communicates its intention to terminate with an advance written notice of at least 24 months. Terms of the contract are reviewed annually.

(d)	Reflects the embedded derivative adjustment associated with accounts receivable from related parties (see Note 2(d) and 21).

Notes to the Financial Statements (continue)

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.25% of total revenues for the year 2021 (0.45% for year 2020 and 0.42% for the year 2019). For years, 2021, 2020 and 2019, Freeport granted stock-based compensation to certain key management personnel (see Note 12(d)).

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivable from related parties. As of December 31, 2021, 2020 and 2019, the Company had not recorded any expected credit loss in accounts receivable from related parties because they are considered recoverable.

The following is a summary of the transactions with related entities that affected results (not including copper and molybdenum sales described in Note 14) for the years ended December 31, 2021, 2020, and 2019:

	December 31, 2021	December 31, 2020	December 31, 2019
	US$(000)	US$(000)	US$(000)

Revenues
Demurrage	65	226	688
Supplies	—	768	—
Reimbursement	—	—	491

	65	994	1,179

Expenses
Reimbursement of information technology services	16,941	15,900	11,533
Commissions	8,484	7,801	8,953
Stock-based compensation (a)	2,894	2,259	1,560
Management fee	2,352	2,159	2,923
Supplies	—	492	908
	30,671	28,611	25,877

(a)

As indicated in the table above, during 2021, 2020 and 2019 stock-based compensation expense totaled US $2.9 million, US $2.3 million and US $1.6 million respectively. The related payments/settlements totaled US $2.7 million, US $0.8 million and US $0.4 million respectively. This activity resulted in a net increase of US $0.2 million in 2021, US $1.5 million in 2020 and US $1.2 million in 2019, in “Other capital contributions” in the statements of changes in shareholders’ equity.

Notes to the Financial Statements (continue)

5.    Inventories

This item is made up as follows:

	December 31, 2021	December 31, 2020
	US$(000)	US$(000)

Current
Materials and supplies	369,324	368,892
Work-in-process (WIP) (a)	170,669	176,813
Finished goods:
Copper cathode	15,708	3,826
Copper concentrate	9,734	16,563
Molybdenum concentrate	1,776	700
	567,211	566,794
Non-current
Work-in-process (WIP) (a)	323,828	301,075

Total inventories	891,039	867,869
(a)

WIP inventories represent mill and leach stockpiles that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or non-current. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities.

6.    Other non-financial assets

This item is made up as follows:

	December 31, 2021	December 31, 2020
	US$(000)	US$(000)

Current
Value added tax (VAT) credit	36,848	40,300
Other taxes to be recovered	—	1,060
	36,848	41,360

Non-current
Other receivables (a)	236,548	190,501
Income tax benefits (b)	19,303	13,669
Other taxes to be recovered	1,847	1,457
	257,698	205,627

Total other non-financial assets	294,546	246,987
(a)

Represents disbursements made under protest by the Company in connection with disputed tax assessments related to reviews by SUNAT (Superintendencia Nacional de Aduanas y de Administración Tributaria) from the years 2003 to 2013 (see Note 13(c) and 13(e)) of US$ 228.9 million as of December 31, 2021 (US$ 190.5 million as of December 2020) and for the years 2015 and 2016 related to customs taxes of US$ 7.6 million as of December 31, 2021. According to current tax procedures and the timeframe for resolving these types of claims, management and its legal advisors expect resolution of this matter will be favorable to the Company and amounts will be recoverable.

Notes to the Financial Statements (continue)

(b)

The balance as of December 31, 2021, represents income tax benefits related to income tax examinations for the years 2014 and 2015 which the Company expect to recover in the coming years of US$9.6 million. Additionally, includes income tax benefits for the years 2016 and 2019 through 2021, of US$ 9.7 million, determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments”.

The balance as of December 31, 2020, represents income tax benefits from the years 2015 and 2016 determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments.”

Notes to the Financial Statements (continue)

7.    Property, plant and equipment, net

Property, plant and equipment consist of owned and leased assets (right-of-use assets), and cost and accumulated depreciation accounts as of December 31, 2021 and 2020 are shown below:

	December 31,						December 31,						December 31,
	2019	Additions		Adjustments	Disposals	Transfers	2020	Additions		Adjustments	Disposals	Transfers	2021
	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	24,905	—		—	—	—	24,905	—		—	—	5,477	30,382
Buildings and other constructions	2,548,124	—		(1)	(14)	40,895	2,589,004	—		430	(913)	7,885	2,596,406
Machinery and equipment	4,854,613	—		1	(12,814)	143,949	4,985,749	—		(430)	(14,967)	128,007	5,098,359
Transportation units	26,365	—		—	—	3,733	30,098	—		—	(1,132)	4,416	33,382
Furniture and fixtures	949	—		—	—	—	949	—		—	(377)	—	572
Other equipment	25,100	—		—	—	5,865	30,965	—		—	(92)	4,522	35,395
Construction in progress and in-transit units	158,068	161,059	(a)	(6,255)	—	(194,442)	118,430	158,599	(a)	(195)	—	(150,307)	126,527
Stripping activity asset (see Note 2(i))	852,747	92,890		—	—	—	945,637	214,192		—	—	—	1,159,829
Asset retirement costs (see Note 11(b))	166,998	37,569		—	—	—	204,567	—		(18,271)	—	—	186,296
Right-of-use assets (b)	95,441	3,328		—	(2,318)	—	96,451	4,099		—	(1,650)	—	98,900
	8,753,310	294,846		(6,255)	(15,146)	—	9,026,755	376,890		(18,466)	(19,131)	—	9,366,048

Accumulated depreciation
Buildings and other constructions	393,910	62,317		—	(14)	—	456,213	66,846		236	(914)	—	522,381
Machinery and equipment	2,040,819	277,384		—	(12,635)	—	2,305,568	279,531		(236)	(14,891)	—	2,569,972
Transportation units	15,872	1,826		—	—	—	17,698	1,969		—	(1,040)	—	18,627
Furniture and fixtures	881	23		—	—	—	904	23		—	(376)	—	551
Other equipment	19,745	1,495		—	—	—	21,240	2,942		—	(92)	—	24,090
Stripping activity asset	553,732	124,309		—	—	—	678,041	113,530		—	—	—	791,571
Asset retirement costs	26,915	4,611		—	—	—	31,526	5,388		—	—	—	36,914
Right-of-use assets (b)	10,585	11,320		—	(2,316)	—	19,589	12,459		—	(1,640)	—	30,408
	3,062,459	483,285		—	(14,965)	—	3,530,779	482,688		—	(18,953)	—	3,994,514

Net cost	5,690,851						5,495,976						5,371,534
(a)

As of December 31, 2021, additions to construction in progress and in-transit units primarily relate to (i) tailings dam projects (US$ 30.1 million), (ii) projects associated with the capitalization of main components of the mine’s heavy equipment (US$ 28.9 million), (iii) the purchase of stators for ball mills (US$ 18.7 million), (iv) the purchase of mine support equipment (US$ 17.3 million), (v) major maintenance on shovels (US$ 9.2 million), (vi) the purchase of rollers (US$ 9.0 million), (vii) belt replacement projects (US$ 7.9 million), (viii) major components of the primary crusher (US$ 4.3 million), (ix) haul trucks beds (US$ 3.2 million) and (x) projects for the optimization of the Company’s operating processes (US$ 2.5 million).

Notes to the Financial Statements (continue)

As of December 31, 2020, additions to construction in progress and in-transit units primarily relate to (i) the purchase of a new shovel and the rebuild of another shovel (US$ 37.9 million), (ii) the purchase of haul trucks (US$ 24.6 million), (iii) projects associated with the capitalization of main components of the mine heavy equipment (US$ 17.6 million), (iv) projects for the optimization of the Company’s operating processes (US$ 14.8 million), (v) the mine maintenance truck shop (US$ 13.4 million), (vi) the purchase of rollers (US$ 11.0 million), (vii) tailing dam projects related to drain expansion and jacking header extension (US$ 10.4 million) and (viii) the purchase of stators for ball mills (US$ 7.0 million).

As of December 31, 2021, additions to construction in progress include capitalized interest with an average rate of 2.88% primarily related to (i) capital projects for the maintenance truck shop (US$ 1.0 million), (ii) tailings dam projects (US$ 0.4 million), (iii) the purchase of stators for ball mills (US$ 0.2 million) and (iv) other projects (US$ 0.3 million).

As of December 31, 2020, additions to construction in progress include capitalized interest with an average rate of 3.23% primarily related to projects for the mine maintenance truck shop (US$ 1.4 million), tailing dam drain expansion and jacking header extension (US$ 0.4 million), the purchase of stators for ball mills (US$ 0.2 million) and other projects (US$ 0.5 million).

(b)Set out below are the carrying amounts of right-of-use assets recognized and the movements as of December 31, 2021 and 2020:

	December			December			December
	31, 2019	Additions	Disposals	31, 2020	Additions	Disposals	31, 2021
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	9,851	—	—	9,851	789	—	10,640
Buildings and other constructions	55,936	2,880	(2,222)	56,594	2,195	(873)	57,916
Machinery and equipment	29,654	448	(96)	30,006	1,115	(777)	30,344

	95,441	3,328	(2,318)	96,451	4,099	(1,650)	98,900

Accumulated depreciation
Land	1,255	1,642	—	2,897	1,732	—	4,629
Buildings and other constructions	6,269	6,526	(2,220)	10,575	7,480	(865)	17,190
Machinery and equipment	3,061	3,152	(96)	6,117	3,247	(775)	8,589
	10,585	11,320	(2,316)	19,589	12,459	(1,640)	30,408

Net cost	84,856			76,862			68,492

Notes to the Financial Statements (continue)

8.    Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, services and spare parts. These obligations are primarily denominated in US dollars, have current and non-current maturities, and do not accrue interest. No guarantees have been granted. As of December 31, 2021, trade accounts payable includes US$ 15.1 million related to capital projects (US$ 12.4 million as of December 31, 2020).

9.    Other accounts payable

This item is made up as follows:

	December 31, 2021	December 31, 2020
	US$(000)	US$(000)

Current
Excess of salaries limit of workers profit sharing (a)	34,870	—
Declared dividends withholding tax (b)	16,193	—
Payroll withholdings (c)	11,449	5,878
Penalties to INGEMMET	6,246	6,265
Other	4,477	4,250
Installments associated with royalties and mining taxes (d)	—	87,499
Income tax assessment (e)	—	34,716

Total current	73,235	138,608

Non-current
Installments associated with royalties and mining taxes (d)	—	248,537
Excess of salaries limit of workers profit sharing (a)	—	36,855

Total non-current	—	285,392
(a)	Represents the excess salaries limit in workers profit sharing to be transferred to the Regional Government. This is related to adjustments of previous years income tax assessments (recognized in 2020 mainly as a result of the international arbitration proceeding initiated by the Company (see Note 13(d)). The balance as of December 31, 2021, includes interest of US$ 16.5 million (US$ 16.6 million as of December 31, 2020).
(b)	Corresponds to the dividends withholding tax as a result of the December 2021 dividend payment (see Note 12 (c)). This withholding tax was paid in January 2022.
(c)	As of December 31, 2021, primarily represents employees withholding income tax of US$ 7.7 million (US$ 2.8 million as of December 31, 2020), Pension Funds of US$ 2.3 million (US$ 2.2 million as of December 31, 2020) and other employee related payables of US$ 1.4 million (US$ 0.9 million as of December 31, 2020).
(d)	In August 2021, the Company decided to pay in advance and under protest the pending debt of the disputed mining royalties case, which had installment programs for the period January 2009 to September 2011 and for the years 2012 and 2013 and special tax on the mining for the period October 2011 to December 2013 for an amount of US$ 254.2 million. The balance as of December 31, 2020, totaled US$ 336.0 million, including interest and penalties for US$ 186.5 million (see Note 13(d)).
(e)	Corresponds to interest and penalties related to income tax assessments for the year 2013, which were paid in the first quarter of 2021.

Notes to the Financial Statements (continue)

10.   Other financial liabilities (debt)

This item is made up as follows:

	December 31, 2021	December 31, 2020
	US$(000)	US$(000)
Current debt:
Senior unsecured credit facility (a)	325,000	—
Lease liabilities (b)	7,617	10,223
Less: Debt issuance costs	(305)	—
Total current debt	332,312	10,223
Non-current debt:
Lease liabilities (b)	62,503	68,994
Senior unsecured credit facility (a)	—	525,000
Less : Debt issuance costs	—	(1,549)
Total non-current debt	62,503	592,445
Total other financial liabilities	394,815	602,668
(a)	In March 2014, the Company entered into a five-year, US$1.8 billion senior unsecured credit facility with several banks led by Citibank N.A. as the administrative agent. The disbursements were mainly used to finance a portion of the Company’s expansion project.

In June 2017, the Company entered into an amendment to the senior unsecured credit facility, which extends the maturity until June 2022 and increased the outstanding amount by US$225 million. After the amendment, the balance of the total credit facility was US$1.5 billion. As of December 31, 2021, the Company had repaid US$1.2 billion after the additional repayment of US$200 million in September 2021. For the year ended December 31, 2021, the Company recognized interest expense in the statements of comprehensive income of US$10.1 million (US$22.4 million for the year ended December 31, 2020 and US$39.1 million for the year ended December 31, 2019) (see Note 18).

The credit facility calls for amortization in four installments, with 15% of the total facility due on December 31, 2020 (fully repaid as of December 31, 2021), 15% due on June 30, 2021 (fully repaid as of December 31, 2021), 35% due on December 31, 2021 (fully repaid as of December 31, 2021) and 35% due on June 19, 2022 (US$325 million after the September 2021 repayment).

Interest on the credit facility is based on the London Interbank Offered Rate plus a spread (currently 1.9%) based on the Company´s total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio, as defined in the agreement.

For the year ended December 31, 2021, the Company recognized charges of USS$0.3 million for issuance costs related to debt extinguishment in the statements of comprehensive income as a result of the early September 2021 payment (US$0.9 million for the year ended December 31, 2020 and US$1.3 million for the year ended December 31, 2019) (see Note 18).

No letters of credit were issued and there are no guarantees provided for the credit facility as of December 31, 2021.

Restrictive Covenants –

The senior unsecured credit facility contains certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to EBITDA ratio and an interest coverage ratio, which are defined by the agreement. As of December 31, 2021 and 2020, the Company was in compliance with all of its covenants.

Notes to the Financial Statements (continue)

(b)	The lease liability consists of leased land, buildings and other construction, and machinery and equipment which are used in mine operations.

	2021	2020
	US$(000)	US$(000)

Balance at beginning of the year	79,217	85,799
Additions	4,099	3,328
Accrued interest	4,371	4,875
Payments	(12,746)	(9,376)
Interest payments	(4,371)	(4,875)
Exchange rate effect	(450)	(534)
Total lease liabilities	70,120	79,217

The following are the amounts recognized in profit or loss:

	2021	2020
	US$(000)	US$(000)

Depreciation charge for right-of-use assets (see Note 15)	12,459	11,320
Expenses related to variable lease payments, low-value and short-term leases	7,973	7,399
Interest expense on lease liabilities (see Note 18)	4,371	4,875

	24,803	23,594

The Company has certain lease contracts for machinery and equipment used in mine operations that contain variable payments based on the number of hours that machinery or equipment is used in operations.

(c)	Following is the movement of the changes derived from the financing activities for the year ended December 31, 2021 and 2020:

				Long term					Long term
	January 01,			to short term		December 31,			to short term		December 31,
	2020	Additions	Payments	transfers	Others	2020	Additions	Payments	transfers	Others	2021
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Current:
Senior unsecured credit facility, see Note 10 (a)	—	—	—	—	—	—	—		325,000	—	325,000
Lease liabilities, see Note 10 (b)	8,855	1,477	(9,376)	9,402	(135)	10,223	3,629	(12,746)	6,667	(156)	7,617
Debt issuance costs (a)	—	—	—	—	—	—	—	—	(1,025)	720	(305)

Non-current:
Senior unsecured credit facility	830,000	—	(305,000)	—	—	525,000	—	(200,000)	(325,000)	—	—
Debt issuance costs (a)	(4,124)	—	—	—	2,575	(1,549)	—		1,025	524	—
Lease liabilities, see Note 10 (b)	76,944	1,851	—	(9,402)	(399)	68,994	470		(6,667)	(294)	62,503

Total liabilities from financing activities	911,675	3,328	(314,376)	—	2,041	602,668	4,099	(212,746)	—	794	394,815
(a)

The year ended December 31, 2021, includes amortization of debt issuance costs of US$0.9 million (US$1.7 million for the year ended December 31, 2020) and extinguishment debt issuance costs of US$0.3 million (US$0.9 million for the year ended December 31, 2020).

Notes to the Financial Statements (continue)

11.   Provisions

This item is made up as follows:

	December 31,	December 31,
	2021	2020
	US$(000)	US$(000)

Current:
Provision for social commitments (a)	9,399	9,469
Provision for remediation and mine closure (b)	2,968	156
Provision for legal contingencies (c)	350	—
Total current	12,717	9,625

Non–current:
Provision for remediation and mine closure (b)	219,942	237,387
Provision for uncertainty over income tax treatments (d)	7,878	12,872
Provision for legal contingencies (c)	2,004	1,924
Provision for social commitments (a)	1,226	1,226
Other long-term liabilities (e)	401	9,583
Provision for disputed mining royalties (f)	—	44,982

Total non-current	231,451	307,974

(a)   The provision for social commitments is associated with repaving the Alata-Congata Road (US$6.3 million as of December 31, 2021 and 2020) and an irrigation project in La Joya (US$4.4 million as of December 30, 2021 and 2020).

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

During 2006, in compliance with the mentioned law, the Company completed the closure plans for its mine site and presented these plans to the Ministry of Energy and Mines.

The closure plans for its mine site were approved by Resolution No 302-2009 MEM-AAM and its modifications were approved by Resolution No 207-2012 MEM-AAM, Resolution No 186-2014 MEM-DGAAM and its last modification, Resolution No 032-2018 MEM-DGAAM. As of December 31, 2021, pursuant to legal requirements, the Company has issued a letter of credit to the Ministry of Energy and Mines totaling US$68.2 million to secure mine closure plans.

The estimate of remediation and mine closure costs is based on studies prepared by independent consultants and based on current environmental regulations. This provision corresponds mainly to the activities to be performed in order to restore the areas affected by mining activities. The main tasks to be performed include ground removal, soil recovery, and dismantling of plant and equipment.

Notes to the Financial Statements (continue)

The table below presents the changes in the provision for remediation and mine closure:

	2021	2020
	US$(000)	US$(000)

Beginning balance	237,543	195,900
Accretion expense	3,715	4,196
Changes in estimates (see Note 7)	(18,271)	37,569
Progressive mine closure payments in hydrometallurgy process	(87)	(122)
Exchange rate effect	10	—
Final balance	222,910	237,543

As of December 31, 2021, the Company’s provision for remediation and mine closure was US$222.9 million (reflecting the future value of the provision for remediation and mine closure of US$374.3 million, discounted using an annual risk-free rate of 1.93%). As of December 31, 2020, the Company’s provision for remediation and mine closure was US$237.5 million (reflecting the future value of the provision for remediation and mine closure of US$374.4 million, discounted using an annual risk-free rate of 1.56%). The Company considers this liability sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2021 and 2020, changes in estimates (a decrease of US$18.3 million and an increase of US$37.6 million, respectively) mainly corresponded to changes in the annual credit-adjusted, risk-free interest rate.

(c)	The provision for legal contingencies is associated with OSINERGMIN (Organismo Supervisor de la Inversión en Energía y Minería) and SUNAFIL (Superintendencia Nacional de Fiscalización Laboral) fines, which have been appealed by the Company.
(d)	As of December 31, 2021, represents interest and penalties related to income tax for the years 2017 and 2018 and related taxes, determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments”.

As of December 31, 2020, represents interest and penalties related to income tax for the years 2014, 2017 through 2019, determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments”.

(e)	Represents SUNAT assessments for prior years related to income and non-income tax interest and penalties and non-income tax contingencies in which the Company expects to obtain an unfavorable result.
(f)	As of December 31, 2020, represents interest and penalties associated with income tax related to disputed mining royalties for the year 2010. In July 2021, the Company decided to pay the income tax related to ,the disputed mining royalties for the year 2010, including interest and penalties.

12.   Shareholders’ equity

(a)    Capital stock -

As of December 31, 2021 and 2020, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

According to the July 11, 2003, Shareholders Agreement, the nominal value of the shares was denominated in US dollars in an amount of US$0.54 per share. As a consequence of the capitalization of restricted earnings associated with tax benefits (reinvestment credits), in December 2009, the nominal value of the shares was increased to US$2.83 per share.

The quoted price of these shares was US$37.23 per share as of December 31, 2021 (US$20.92 per share as of December 31, 2020).

Notes to the Financial Statements (continue)

As of December 31, 2021, the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	2,300	4.80
From 1.01 to 20.00	2	20.64
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,304	100.00

(b)  Other capital reserves -

Other capital reserves include the Company’s legal reserve, which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital (US$198.1 million as of December 31, 2021 and 2020). The legal reserve must be used to compensate for losses in the absence of non-distributed earnings or non-restricted reserves, and transfers made to compensate for losses must be replaced with future earnings. This legal reserve may also be used to increase capital stock, but the balance must be restored from future earnings.

(c)  Dividend Distribution -

Beginning January 1, 2017, dividends paid to shareholders, other than domiciled legal entities, are subject to withholding of income tax at a rate of 5.0%.

At the annual mandatory shareholders meeting held on March 23, 2021, shareholders approved a US$200 million dividend payment (US$0.571337 per common share). The total amount of this dividend was applied against retained earnings. This dividend was paid on April 29, 2021 and complied with the withholding tax rules (4.1%).

At a Board Meeting held on December 2, 2021, the distribution of a dividend of US $500 million (US$1.428343 per common share) was approved. The total amount of this dividend was applied against retained earnings. This dividend was paid on December 29, 2021 and complied with the withholding tax rules (4.1)% (see Note 9(b)).

During 2020 there was no dividends distribution.

(d)Stock-based compensation -

In accordance with the Senior Executive Plan (SEP), stock-based compensation related to the common stock of the ultimate parent (Freeport) is granted to the Company’s senior executives. Amounts presented in “Other capital reserves” in the statement of change in equity totaled US$11.7 million as of December 31, 2021, US$11.5 million as of December 31, 2020, and US$10.1 million as of December 31, 2019. The fair value of stock options is determined using the Black-Scholes-Merton option pricing model. The fair value of restricted share units (RSUs) is based on Freeport's share price on the grant date. Shares of Freeport’s common stock are issued at the vesting date of RSUs settled in shares. The fair value of performance share units (PSUs) is determined using Freeport's stock price and a Monte-Carlo simulation model.

Stock options granted under such plans generally expire 10 years after the grant date. Stock options granted prior to 2018 generally vest in 25% annual increments; beginning in 2018, awards granted vest in 33% annual increments beginning one year from the date of grant. Stock option agreements provide that participants will receive the following year’s vesting upon retirement. Therefore, on the grant date, the Company accelerates one year of amortization for retirement-eligible employees. Stock options provide for accelerated vesting only upon certain qualifying terminations of employment within one year following a change of control.

The Company recognizes the compensation cost in the statement of comprehensive income during the award period according to the fair value of the instruments granted. The cost is recognized as an equity contribution in “Other capital contributions.”

Notes to the Financial Statements (continue)

13.   Tax situation

(a)    On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law (the 1998 Stability Agreement). Upon approval of the 1998 Stability Agreement, the Company was subject to the tax, administrative and exchange regulations in force on May 6, 1996, for a period of 15 years, beginning January 1, 1999, and ending December 31, 2013.

On July 17, 2012, the Company signed a new Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of this stability agreement, the Company became subject to the tax, administrative and exchange regulations in force on July 17, 2012, for a period of 15 years, beginning January 1, 2014, and ending December 31, 2028.

(b)	Under its current 15-year tax stability agreement, the Peruvian income tax rate applicable to the Company is 32%. As of December 31, 2021, the Company has recorded income tax benefits which it expects to use to offset future income tax provisions or will be refunded by SUNAT, totaled US$19.3 million (US$13.7 million as of December 31, 2020) (see Note 6).

For the year ended December 31, 2021, the Company recognized current income tax expense of US$704.5 million (including US$74.6 million of mining royalties, US$70.3 million for special mining, and US$8.8 million for the SRF), and a deferred income tax expense of US$31.2 million, resulting in a total income tax expense of US$735.7 million that has been included in the statements of comprehensive income.

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

(c)   SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2016 through 2020 are open to examination by the tax authorities and the year 2016 is currently being examined. To date, SUNAT has concluded its review of the Company’s income tax through the year 2015 and the Company is in the claim and/or appeal process for the years 2003 through 2014.

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

(d)   Royalties and special mining taxes –

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. Prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year tax stability agreement, which became effective January 1, 2014. The

Notes to the Financial Statements (continue)

amount paid for the mining royalty is the greater of a progressive rate of the quarterly operating income or 1% of quarterly sales.

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

Since 2017, the Company has recognized the related expense for the royalty and special mining tax assessments for the period December 2006 through the year 2013. Since 2014, the Company has been paying the disputed assessments under protest for the period from December 2006 through December 2013 under installment payment programs granted through scheduled monthly installments. In August 2021, the Company decided to pay in advance and under protest the total pending installments debt. As of December 31, 2021, the Company has made total payments of S/2.9 billion under these installment programs (US$791.9 million based on the date of payment exchange rate).

During February 2020, the Company requested the initiation of an arbitration proceeding against the Republic of Peru before the International Centre for Settlement of Investment Disputes and on October 19, 2021, the Company formally filed the arbitration claim.

On March 31, 2021, Superintendence Resolution 044-2021/SUNAT was published in which new default monthly interest rates were established effective April 1, 2021. The default interest rate in national currency changes from 1% to 0.9%.

(e)   Other assessments received from SUNAT and other regulatory entities -

The Company has also received assessments from SUNAT for additional taxes (other than the mining royalty and special mining tax explained in Note 13(d) above), including penalties and interest. The Company has filed objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Year	Taxes	Penalty and interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	8,684	39,402	48,086
2006	10,998	51,565	62,563
2007	11,579	22,102	33,681
2008	16,907	16,923	33,830
2009	56,000	51,604	107,604
2010	53,573	121,952	175,525
2011	40,593	65,366	105,959
2012	869	6,718	7,587
2013	48,063	65,014	113,077
2014	181	3,208	3,389
2015	763	21,894	22,657
2016	4,202	2,652	6,854

	252,412	468,400	720,812

As of December 31, 2021, the Company has paid a total of US$641.3 million of which US$236.5 million (US$190.5 million as of December 31, 2020) is included in “Other non-financial assets, non-current” (see Note 6) in the statements of financial position for these disputed tax assessments. The Company believes this amount is recoverable.

Notes to the Financial Statements (continue)

(f)   As of December 31, 2021, the Company does not have any letters of credit associated with the royalty dispute matter. As of December 31, 2020, the Company issued letters of credit to secure tax obligations amounting to S/1,370.3 million (equivalent to US$378.1 million), which were related to installment programs for the royalty dispute matter (see Note 13(d)).

(g)   The Company recognizes the effect of temporary differences between the accounting base for financial reporting purposes and the tax base. The composition of this item is made up as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
	US$(000)	US$(000)	US$(000)
Deferred Income tax
Asset
Cost of net asset for the construction of the tailing dam	139,635	125,621	30,033
Royalty accrual	219	83,570	84,546
Provision for remediation and mine closure	22,620	19,937	17,309
Unpaid vacations	10,078	7,015	6,618
Provision for mining taxes	11,604	6,124	3,737
Development costs	47	59	72
Leases	709	931	406
Other provisions	10,381	10,826	10,276
	195,293	254,083	152,997
Liability

Property, plant and equipment depreciation	529,124	545,636	458,307
Stripping activity asset	59,673	43,187	33,661
Embedded derivatives for price adjustment of copper concentrate and cathode	3,865	37,862	10,742
Valuation of inventories	24,960	18,479	14,885
Debt issuance costs	28	412	933
	617,650	645,576	518,528
Deferred liabilities, net	422,357	391,493	365,531
Supplementary retirement fund
Deferred liability	4,965	4,581	4,258

Total deferred income tax liability	427,322	396,074	369,789

Notes to the Financial Statements (continue)

Reconciliation of the income tax rate -

For the years ended December 31, 2021, 2020 and 2019, the income tax expense recorded differs from the result of applying the legal rate to the Company’s profit before income tax, as detailed below:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Profit before income tax	1,927,177	511,470	688,451
Income tax rate	32%	32%	32%
Expected income tax expense	616,697	163,670	220,304
Special mining tax and mining royalties	(46,366)	(10,305)	(15,660)
Provision (gain) for uncertainty about treatments of income taxes	(14,379)	1,313	7,060
Non - deductible expenses	14,609	16,925	24,129
Income tax true – ups	6,345	5,292	2,915
Moratorium interest	1,019	24,652	4,052
Income tax rate change effect on deferred taxes for change in Peruvian tax law once the current Stability Contract expires	840	(2,750)	(2,746)
Others	2,830	3,035	7,546
Current and deferred income tax	581,595	201,832	247,600
Mining taxes	144,895	32,203	47,032
Supplementary retirement fund	9,213	2,891	3,442

	735,703	236,926	298,074

Effective income tax	38.18%	46.32%	43.30%

Income tax -

The income tax expense for the years ended December 31, 2021, 2020 and 2019 is shown below:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)

Income tax
Current	550,731	175,870	107,666
Deferred	30,864	25,962	139,934
	581,595	201,832	247,600
Mining taxes
Current mining royalty and special mining tax	144,895	32,203	47,032

Supplementary retirement fund
Current	8,828	2,568	1,835
Deferred	385	323	1,607
	9,213	2,891	3,442

Income tax expense reported in the statements of comprehensive income	735,703	236,926	298,074

Notes to the Financial Statements (continue)

14.  Revenues

(a)	This item is made up as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2021		December 31, 2020		December 31, 2019
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)

Copper in concentrate	794,205	3,421,871	743,274	2,088,167	912,974	2,294,249
Copper cathode	91,802	394,256	83,870	241,808	88,875	244,277
Other (primarily silver and molybdenum concentrate)		383,321		208,618		358,368

Total revenues		4,199,448		2,538,593		2,896,894

Revenues with related parties totaled US$4.0 billion for the year ended December 31, 2021 (US$2.4 billion for the year ended December 31, 2020 and US$ 2.7 billion for the year ended December 31, 2019).

As described in Note 2(d), the Company’s copper sales are provisionally priced at shipment. Adjustments to the provisional prices are recognized as gains and losses in sales of goods through the month of settlement. Adjustments to provisional priced copper and molybdenum sales resulted in decreases in revenues totaling US$ 88.6 million for the year ended December 31, 2021 and increases of US$ 64.7 million for the year ended December 31, 2020 and US$ 56.8 million for the year ended December 31, 2019.

(b)	The following table shows sales by geographic region based on the final destination port:

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
	US$(000)	US$(000)	US$(000)

Asia	3,223,191	2,096,084	2,374,350
North America	429,330	120,865	265,599
Europe	314,425	207,954	77,716
South America (primarily Peru)	232,502	106,489	168,077
Central America	—	7,201	11,152
	4,199,448	2,538,593	2,896,894

(c)	Concentration of sales -

For the year ended December 31, 2021, 95% of the Company’s sales were to related entities (FMC, Sumitomo Metal Mining Company and Climax Molybdenum). For the year ended December 31, 2020, 94%, and for the year ended December 31, 2019, 92% of the Company’s sales were to these related entities.

Notes to the Financial Statements (continue)

15.  Cost of sales

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
	US$(000)	US$(000)	US$(000)

Materials and supplies	698,246	581,658	693,292
Depreciation and amortization (see note 7 and 2(i))	471,759	451,001	523,512
Labor (a)	425,524	288,104	285,081
Third-party services	220,920	164,590	181,215
Energy	194,982	200,794	228,853
Cost related to COVID-19 pandemic (b)	89,050	95,702	—
Depreciation for right-of-use assets (see Note 7 and 10(b))	12,459	11,320	11,488
OEFA and OSINERGMIN contributions (c)	10,334	5,889	6,828
Variable lease payments, low-value and short-term leases	5,806	7,399	7,069
Change in finished goods inventory	(6,129)	10,391	(2,290)
Management fees	2,352	2,000	2,923
Change in work in process inventory	(16,609)	(49,575)	(23,427)
Other costs	46,394	39,982	47,033

	2,155,088	1,809,255	1,961,577

(a)

For the year ended December 31, 2021, labor includes an expense of US$156.2 million related to profit sharing for 2021 (US$28.9 million for the year ended December 31, 2020 and US$32.2 million for the year ended December 31, 2019), and a credit of US$2.6 million (an expense of US$8.3 million for the year ended December 31, 2020), as a result of the recognition in 2020 and subsequent update in 2021 of contingent liabilities for prior years that are open for inspection by the tax authority. Additionally, the year ended December 31, 2021, includes an expense of US$91.7 million for bonuses granted to workers as part of the new Union Agreements signed in 2021 (with terms of either 3 or 4 years beginning September 1, 2021).

(b)

For the year ended December 31, 2021, the Company recognized expenses associated with the COVID-19 pandemic and its revised operational plans of US$89.1 million, mainly representing labor expense associated with quartered-personnel at the mine site including housing costs and medical tests. For the year ended December 31, 2020, the Company recognized expenses of US$95.7 million, mainly representing incremental costs related to the state of care and maintenance of the facilities as part of Peru’s declaration of a National Emergency as a result of the COVID-19 outbreak, which restricted the Company’s operations (US$51.1 million), general COVID-19 expenses, mainly representing labor expense associated with quartered-personnel at the mine site including housing costs and medical tests (US$30.9 million) and cost savings initiatives that include severance costs associated with employee retirement programs and canceled capital projects (US$13.7 million).

(c)

The Company is subject to OSINERGMIN and OEFA (Organismo de Evaluación y Fiscalización Ambiental) royalties. The calculation for the OSINERGMIN royalty is 0.14% of invoiced sales for the years 2021 and 2020 (0.13% for the year 2019), and the calculation for the OEFA royalty is 0.10% of invoiced sales for the years 2021 and 2020 (0.11% for the year 2019).

In compliance with corporate policies, the Company recognizes administrative costs as an inventory cost (approximately US$45.3 million for the year ended December 31, 2021, US$35.6 million for the year ended December 31, 2020 and US$32.0 million for the year ended December 31, 2019). The effect of this policy is immaterial to the financial statements as a whole.

Notes to the Financial Statements (continue)

16.  Selling Expenses

This item is made up of as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
	US$(000)	US$(000)	US$(000)

Copper concentrate freight	100,475	89,241	98,933
Commissions	5,009	4,935	5,588
Cathode freight	1,960	2,019	1,890
Other	2,442	1,485	3,072

	109,886	97,680	109,483

17.  Other operating expenses

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
	US$(000)	US$(000)	US$(000)

Optimization and prefeasibility/feasibility studies (a)	5,929	8,429	14,919
Tax contingencies	1,903	704	6,119
Other expenses	678	1,425	2,895
Royalty non-income tax (b)	—	10,780	—
Excess of salary limit in workers profit sharing (c)	—	17,146	—
Fines and penalties (d)	—	—	14,183

	8,510	38,484	38,116
(a)	Primarily represents charges related to projects for the optimization of the Company’s operating processes.
(b)	Represents current year mining royalties calculated based on revenues according to applicable tax rules (see Note 13(d)).
(c)

Corresponds to the excess of salary limit in workers profit sharing to be transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (FONDOEMPLEO), and it’s related to adjustments of previous years income tax assessments (recognized in 2020 primarily as a result of the international arbitration proceeding initiated by the Company (See Note 13(d)).

(d)

For the year ended December 31, 2019, primarily represents land right penalties with INGEMMET (US$6.8 million), SUNAT penalties related to 2012 income tax audit (US$4.7 million) and OSINERGMIN fine (US$2.7 million), which in September 2020, was declared closed and archived in favor of the Company.

Notes to the Financial Statements (continue)

18.  Financial expenses

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
	US$(000)	US$(000)	US$(000)

Interest on disputed mining royalties (a)	15,334	43,838	68,107
Interest on senior unsecured credit facility (see Note 10(a))	10,127	22,351	39,083
Interest for leases (see Note 10(b))	4,371	4,875	5,242
Excess of salary limit in workers profit sharing (b)	1,638	16,591	—
Amortization debt issuance costs (See Note 10(c))	955	1,673	1,768
Other financial expenses	783	891	2,395
Extinguishment of debt - debt issuance costs (see Note 10(c))	289	902	1,298
Capitalized Interest associated to capital projects	(1,997)	(2,544)	(4,504)
Tax contingencies (c)	—	54,098	2,488
	31,500	142,675	115,877

(a)   Represents charges of interest related to (i) the installment payment programs for disputed mining royalties for the period January 2009 through September 2011 and for the years 2012 and 2013 and SMT for the period October 2011 through December 2013 (US$14.6 million for the year ended December 31, 2021, and US$38.2 million for the year ended December 31, 2020) and (ii) other taxes related to disputed mining royalty (US$0.7 million for the year ended December 31, 2021, and US$5.6 million for the year ended December 31, 2020).

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

(b)   For the year ended December 31, 2021 and 2020, represents interest associated to the excess of salary limit in workers profit sharing (see Note 9(a)). This is related to adjustments of previous years income tax assessments (recognized in 2020 and updated during 2021) as a result of the international arbitration proceeding initiated by the Company (see Note 13(d)).

(c)   For the year ended December 31, 2020, primarily represents interest related to (i) the income tax assessment for the year 2013 of US$31.4 million, (ii) uncertain income tax treatments (IFRIC 23) associated primarily to tailing dam income tax of US$13.1 million, (iii) SUNAT assessments for prior years related to income and non-income tax contingencies in which the Company expected to obtain an unfavorable result of US$8.7 million.

19.   Earnings per share

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares during the period. Basic and diluted earnings per common share have been determined as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019

Profit for the period (US$)	1,191,474,000	274,544,000	390,377,000
Weighted average number of share outstanding (Note 12(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	3.404	0.784	1.115

Notes to the Financial Statements (continue)

20.  Financial risk management

The Company’s activities are exposed to different financial risks. The main risks that could adversely affect the Company’s financial assets and liabilities or future cash flows are: (i) market risk, (ii) credit risk, (iii) interest rate risk, (iv) liquidity risk, and (v) capital risk. The Company’s financial risk management program focuses on mitigating potential adverse effects on its financial performance.

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

As described in Note 2(d), the Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally between three and six months after the shipment's arrival date) based primarily on quoted LME monthly average prices. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on the provisionally priced contract that is adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing (see Note 21).

The table below summarizes the estimated impact on the Company’s profit before income tax for the year 2021, 2020 and 2019 based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 4.765 to US$/pound 4.879 (US$/pound 3.524 to US$/pound 3.876, as of December 31, 2020 and US$/pound 2.865 to US$/pound 3.085 as of December, 31 2019 and the 10% decrease is based on copper prices ranging from US$/pound 3.899 to US$/pound 3.992 (US$/pound 2.884 to US$/pound 3.172, as of December 31, 2020 and US$/pound 2.344 to US$/pound 2.524 as of December 31, 2019).

Effect on profit
before income tax
US$(000)

December 31, 2021
10% increase in future copper prices	140,420
10% decrease in future copper prices	(140,420)

December 31, 2020
10% increase in future copper prices	112,080
10% decrease in future copper prices	(112,080)

December 31, 2019
10% increase in future copper prices	99,219
10% decrease in future copper prices	(99,219)

Exchange rate risk -

As described in Note 2(c), the Company’s financial statements are presented in US dollars, which is the functional and presentation currency of the Company. The Company’s exchange-rate risk arises mainly from balances related to tax payments (including installment programs), deposits and other accounts payable in currencies other than the US dollar, principally soles. The Company mitigates its exposure to exchange-rate risk by carrying out almost all of its transactions in

Notes to the Financial Statements (continue)

its functional currency and management maintains only small amounts in soles to cover its immediate needs (i.e., taxes and compensation) in this currency.

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	increase/decrease	before income tax
		US$(000)

2021
Exchange rate	5%	(7,782)
Exchange rate	(5)%	7,782

2020
Exchange rate	5%	20,656
Exchange rate	(5)%	(20,656)

(b)	Credit Risk -

The Company's exposure to credit risk arises from a customer's inability to pay amounts in full when they are due and the failure of third parties in cash and cash equivalent transactions. The risk is limited to balances deposited in banks and financial institutions and for trade accounts receivable at the date of the statements of financial position (the Company sells copper concentrate and cathode and molybdenum concentrate to companies widely recognized in the worldwide mining sector and collections are made within 30 days after the fulfilment of the contractual terms). To manage this risk, the Company has established a treasury policy, which only allows the deposit of surplus funds in highly rated institutions, by establishing conservative credit policies and through a constant evaluation of market conditions. Consequently, as of December 31, 2021 and 2020, the Company does not have expected credit losses and does not project to have expected credit losses based on the credit profile of its clients in the mining sector.

(c)	Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes' in market interest rates has no significant impact taking into consideration the maturity of the credit facility (see Note 10(a)).

(d)	Liquidity risk -

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

Notes to the Financial Statements (continue)

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes, accruals and benefits to employees, as of December 31, 2021 and 2020:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2021
Trade accounts payable	—	234,640	277	638	—	235,555
Accounts payable - related parties	—	3,426	—	—	—	3,426
Senior unsecured credit facility	—	—	324,695	—	—	324,695
Lease liabilities	—	1,257	6,360	41,085	21,418	70,120
Other accounts payable	—	66,818	6,417	—	—	73,235

Total	—	306,141	337,749	41,723	21,418	707,031
As of December 31, 2020
Trade accounts payable	—	192,484	2,998	—	—	195,482
Accounts payable - related parties	—	3,446	—	—	—	3,446
Senior unsecured credit facility	—	—	—	523,451	—	523,451
Lease liabilities	—	1,551	8,672	37,299	31,695	79,217
Other accounts payable	—	63,515	75,093	285,392	—	424,000

Total	—	260,996	86,763	846,142	31,695	1,225,596

(e)	Capital risk -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2021.

21.  Embedded derivatives

As discussed in Note 2(d), the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2021 and 2020, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2021
	Pounds		Provisional		Fair value
	payable	Maturity	pricing	Forward pricing
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	284,566	January 2022 to May 2022	Between 4.174 and 4.584	Between 4.400 and 4.421	13,335
Copper Cathode	3,087	January 2022	4.318	4.421	318
Molybdenum	4,035	January 2022 to February 2022	Between 16.659 and 16.773	16.456	(860)

					12,793	(a)

Notes to the Financial Statements (continue)

			As of December 31, 2020
	Pounds
	payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	267,872	January 2021 to May 2021	Between 2.908 and 3.545	Between 3.519 and 3.524	98,424
Copper Cathode	3,964	January 2021	Between 3.535 and 3.612	3.519	(235)
Molybdenum	3,382	January 2021 to February 2021	Between 7.360 and 7.884	8.658	3,245

					101,434	(a)

(a)   Embedded derivative adjustments are recorded on the statement of financial position in “Trade account receivable – related parties”.

22.  Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2021 and 2020, the only financial assets carried at fair value are embedded derivatives, included in trade accounts receivable and related parties, which are generated by the sale of copper and molybdenum and measured at fair value based on commodity prices. The net value of these embedded derivatives as of December 31, 2021, was an asset of US$12.8 million (asset of US$101.4 million as of December 31, 2020). Embedded derivatives are categorized within Level 2 of the fair value hierarchy. The fair value of embedded derivatives is determined using information directly observable in the market (forward prices of metals).

In the case of financial liabilities, the credit facility is categorized within Level 2 of the hierarchy and as of December 31, 2021, and the fair value is considered to be similar to the carrying value given the short-term mature (see Note 10(a)).

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

Financial instruments at fixed and variable rates -

Financial assets and liabilities with fixed or variable rates are recorded at amortized cost and fair value is determined by comparing the market interest rates at the time of their initial recognition to the current market rates for similar financial instruments.

Based on the foregoing, there are no significant differences between the book value and the fair value of financial instruments (assets and liabilities) as of December 31, 2021 and 2020.

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

(a)Stripping Cost

Under IFRS, the production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the cost of inventory, while the production stripping costs are capitalized as a stripping activity asset, if

Notes to the Financial Statements (continue)

certain criteria are met, and amortized based on proved and probable reserves of each ore body (component) identified in the open pit. See note 2b.

Under U.S. GAAP, the costs of clearing removal (production stripping costs) incurred during the production stage are recorded as part of the production cost of inventories; accordingly, such costs are recorded on the income statement at an earlier time than under IFRS.

(b)Inventories

Under IFRS, the inventory costs include the amortization of production-stripping costs. Also, inventories are valued using the weighted average method and includes the stripping activity asset and worker’s profit sharing.

Under U.S. GAAP, the inventory cost excludes the amortization of production-stripping cost and the inventories are determined using the Last-In-First-Out (LIFO) method, the worker’s profit sharing is excluded from the inventory costing.

(c)Deferred workers’ profit sharing

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

(d)Deferred income tax –

The differences between US GAAP and IFRS are re-measurements that lead to different temporary differences.

(e)Remediation and mine closure –

Under IFRS, the liability is measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability).

Under IFRS, the Company updates the discount rate used to discount its liability at the closing date, this change in the discount rate has an impact (increase/decrease) on the book value of the asset retirement cost (ARC) and the remediation liability.

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

(f)Mine equipment main components -

Under IFRS, in accordance with IAS 16, the main components associated with mine equipment (primarily engines) are capitalized and depreciated based on the estimated useful lives.

Under U.S. GAAP, the Company’s policy is that those components are charged directly to the statement of comprehensive income at the time are utilized.

(g)	Stock-based compensation

Under IFRS, this balance is presented as an equity item “Other equity contributions”, as disclosed in note 12(d).
Under US GAAP this balance is presented as part of the liability (Accounts payable – Related parties).

Notes to the Financial Statements (continue)

24.   Reconciliation between net income and shareholders' equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2021, 2020 and 2019 and to shareholders' equity as of December 31, 2021, 2020 and 2019 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2021	2020	2019
	US$(000)	US$(000)	US$(000)
Net profit under IFRS	1,191,474	274,544	390,377
Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization, note 23 (a)	(100,662)	31,419	(41,508)
Inventories valuation, note 23 (b)	(23,831)	(906)	(53,424)
Remediation and mine closure, note 23 (e)	(148)	23	23
Deferred workers' profit sharing, note 23 (c)	27,749	(24,255)	(23,449)
Lease activity	1,189	1,597	2,071
Deferred income tax, note 23 (d)	38,164	(2,411)	45,759
Mine equipment main components, note 23(f)	(13,596)	(13,516)	—
Other	(357)	(223)	(134)
Net income under U.S. GAAP	1,119,982	266,272	319,715

	2021	2020	2019
	US$(000)	US$(000)	US$(000)
Shareholders’ equity under IFRS	6,127,006	5,635,328	5,359,323
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization, note 23 (a)	(368,258)	(267,596)	(299,015)
Inventories valuation, note 23 (b)	(241,538)	(217,707)	(216,801)
Remediation and mine closure, note 23(e)	(5,627)	(5,480)	(5,503)
Deferred workers' profit sharing note 23(c)	(59,666)	(87,415)	(63,160)
Lease activity	4,857	3,668	2,071
Deferred income tax, note 23(d)	231,339	193,176	195,587
Mine equipment main components, note 23(f)	(27,112)	(13,516)	—
Stock-based compensation, note 23 (g)	(11,740)	(11,535)	(10,074)
Other	58	415	637
Shareholders’ equity under U.S. GAAP	5,649,319	5,229,338	4,963,065

(a)	As a result of additional analysis of the amounts performed in 2021, the Company identified additional reconciling differences; consequently, the related amounts for 2020 and 2019 originally reported were updated and retrospectively adjusted to be consistent to 2021 amounts. Equity for those years was retrospectively adjusted from US$5,249,727 to US$5,229,338 and US$4,972,580 to US$4,963,065, respectively. Net income for 2020 was retrospectively adjusted from US$275,686 to US$266,272, net income for 2019 had no change. These changes were mainly caused the stock-based compensation items and Mine equipment main components, which were not being considered in the reconciliation.

25.   New U.S. GAAP Accounting Pronouncements

Accounting Standards Update- ASU 2021-01—Reference Rate Reform (Topic 848)

Scope, Effective upon issuance (January 7, 2021) and generally can be applied through December 31, 2022.

Accounting Standards Update- ASU 2021-09 —Leases (Topic 842)

Discount Rate for Lessees That Are Not Public Business Entities. Effective for fiscal years beginning after 15 December, 2021, and interim periods within fiscal years beginning after 15 December, 2022.

Notes to the Financial Statements (continue)

Accounting Standards Update- ASU 2021-05 —Leases (Topic 842)

Lessors — Certain Leases with Variable Lease Payments Effective for fiscal years beginning after 15 December, 2021, and interim periods within those fiscal years.

Accounting Standards Update- ASU 2021-04—Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)

Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). Effective for fiscal years beginning after 15 December, 2021, and interim periods within those fiscal years.

26.   Subsequent events

Since December 31, 2021, and through the date these financial statements were issued, no material events have occurred that may affect the amounts reported within these financial statements.