Form 20-F
period 2022-12-31
BUENAVENTURA MINING CO INC
filed 2023-05-01
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Common Shares nominal (par) value of S/.10.00 per share      [    ]

Investment Shares nominal (par) value of S/.10.00 per share     [    ]

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ⌧     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ⌧

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

Pursuant to the rules of the United States Securities and Exchange Commission (the “SEC”), this Annual Report includes certain separate financial statements and other financial information of Sociedad Minera Cerro Verde S.A.A., or “Cerro Verde.” Cerro Verde maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with IFRS as issued by the IASB.

We record our investment in Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. As of December 31, 2020, 2021 and 2022, our equity interest in Cerro Verde was 19.58%.

Forward-Looking Statements

This Annual Report contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provided for under these sections. Our forward-looking statements are based on management’s assumptions and beliefs in light of the information currently available to it and may include, without limitation:

●	Our and Cerro Verde’s costs and expenses;
●	estimates of future costs applicable to sales;
●	estimates of future exploration and production results;
●	plans for capital expenditures;
●	expected commencement dates of mining or metal production operations; and
●	estimates regarding potential cost savings and operating performance.

The words “anticipate,” “may,” “can,” “plan,” “believe,” “estimate,” “expect,” “project,” “intend,” “likely,” “will,” “should,” “to be” and any similar expressions are intended to identify those assertions as forward-looking statements. In making any forward-looking statements, we believe that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include:

●	The results of explorations at our mines and those of our mines of joint venture partners;
●	the results of our joint ventures and our share of the production of, and the income received from, such joint ventures;

●	commodity prices;
●	production rates;
●	geological and metallurgical assumptions;
●	industry risks;
●	timing of receipt of necessary governmental permits or approvals;
●	regulatory changes;
●	political risks;
●	inaccurate estimates of reserves or mineralized material not in reserve;
●	anti-mining protests or other potential issues with local community relationships;
●	labor relations;
●	The effects of pandemics, or the future outbreak of any other highly infectious or contagious disease, including the COVID-19 pandemic, and any subsequent mandatory regulatory restrictions;containment measures environmental risks;
●	our ability to finance capital expenditures;
●	our ability to replace reserves as they become depleted;
●	our ability to maintain positive relationships with the communities in which we operate;
●	information technology failures;
●	risks relating to tailings dams;
●	legal proceedings and their effect on our existing financing agreements;
●	any future defaults in respect of our outstanding debt agreements;
●	the ongoing conflict between Russia and Ukraine; and
●	other factors described in more detail under “Item 3. Key Information—D. Risk Factors.”

Many of the assumptions on which our forward-looking statements are based are likely to change after our forward-looking statements are made, including, for example, commodity prices, which we cannot control, and Cerro Verde’s production volumes and costs, some aspects of which we may or may not be able to control. Further, we may make changes to our business plans that could or will affect our results. We do not intend to update our forward-looking statements, notwithstanding any changes in our assumptions, changes in our business plans, our actual experience or other changes, and we undertake no obligation to update any forward-looking statements more frequently than required by applicable securities laws.

Glossary of Selected Mining Terms

●	Alteration: Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solution.
●	As: Arsenic.
●	Assay: The chemical analysis of mineral samples to determine the metal content.
●	Brownfield project: An exploration or development project near or within an existing operation, which can share infrastructure and management.
●	Capital Expenditure: All expenditures not classified as operating costs but excluding corporate sunken costs such as acquisition.
●	Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.
●	Concentrate plant: A plant where metal concentration occurs.
●	Composite: Combining more than one sample result to give an average result over a larger distance.
●	Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
●	Crushing: Initial process of reducing ore particle size by impact to render it more amenable for further processing.
●	Cut-off Grade (CoG): The grade of mineralized rock above which it becomes profitable to extract the mineralization.
●	Deposit: A mineralized body thathas been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved.
●	Development: The process of constructing a mining facility and the infrastructure to support the facility is known as mine development.
●	Diamond drill: A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.
●	Dilution: Waste, which is rock below an economic cutoff value mined with ore.
●	Dip: Angle of inclination of a geological feature/rock from the horizontal.
●	District: A bounded division and organization of a mining region.
●	Disseminated: Fine particles of mineral dispersed throughout the enclosing rock
●	Exploration: Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.
●	Fault: The surface of a fracture along which movement has occurred.

●	Gangue: Non-valuable components of the ore.
●	Grade: The measure of concentration of a specific mineral within mineralized rock.
●	Greenfields project: An exploration or development projects that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.
●	Host rock: A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur.
●	Hydrothermal: A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution.
●	Igneous: Primary crystalline rock formed by the solidification of magma.
●	Indicated Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.
●	Inferred Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.
●	Intrusion: The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed.
●	Kriging: An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
●	Lithological: Description of the physical characteristics of a rock.
●	Massive: Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit.
●	Measured mineral resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.
●	Metal Concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.
●	Mineral Reserve: The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of “modifying factors” (which are defined as considerations used to convert mineral resources to mineral reserves, including, mining processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors). Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
●	Mineral resource: A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
●	Mineralization: The concentration of metals and their chemical compounds within a body of rock.

●	Mine site: An economic unit composed of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.
●	NSR: Net Smelter Return is the net revenue that the owner of a mining property receives from the sale of the mine’s metal/nonmetal products less transportation and refining costs.
●	Open pit: Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.
●	Ore: A mineral or aggregate of minerals from which metal can be economically mined or extracted.
●	Oxide: Mineral that has undergone chemical reaction in which the substance has combine with oxygen.
●	Probable Mineral Reserve: The economically mineable part of an indicated and, in some cases, a measured mineral resource.
●	Proven Mineral Reserve: The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.
●	RC: A method of drilling whereby rock cuttings generated by the drill bit are flushed up from the bit face to the surface through the drill rods by air or drilling fluids for collection and analysis.
●	Sedimentary: Pertaining to rocks formed by the lithification of accumulated of sediments, formed by the erosion of other rocks.
●	Siliciclasitic: Silica-based sediments, lacking carbon compounds, which are formed from pre-existing rocks, by breakage, transportation and redeposition to form sedimentary rock.
●	Stratigraphy: The study of stratified rocks in terms of time and space.
●	Sill: A tabular igneous intrusion that parallels the planar structure of the surrounding rock.
●	Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.
●	Strike: Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
●	Sulfide: A sulfur bearing mineral.
●	Sustaining Capital: Capital estimates of a routine nature, which is necessary for sustaining operations.
●	Tabular: Said of a feature having two dimensions that are much larger or longer than the third, or of a geomorphic feature having a flat surface, such as a plateau.
●	Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.
●	Tectonic: Pertaining to the forces involved in, or the resulting structures of, tectonics.
●	Tectonics: A branch of geology dealing with the broad architecture of the outer part of the earth, that is, the major structural or deformational features and their relations, origin and historical evolution.

●	Thickening: The process of concentrating solid particles in suspension.
●	Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this report refer to metric tonnes.
●	Total Expenditure: All expenditures including those of an operating and capital nature.
●	TRS: A Technical Report Summary as required by Regulation S-K 1300.
●	Ultramafic: Said of an igneous rock composed chiefly of mafic minerals.
●	Variogram: A statistical representation of the characteristics (usually grade).
●	Vein: An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with the associated replacement of the host rock; also, a mineral deposit of this form and origin.
●	Volcaniclastic: Pertaining to a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

PART I

ITEM 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.      Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.       Key Information

A.	Selected Financial Data

Selected Financial Information and Operating Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The statement of financial position data as of December 31, 2020 has been derived from a consolidated statement of financial position which is not included in this Annual Report. The report of Tanaka, Valdivia & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited) on our Consolidated Financial Statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2022	2021	2020

	(US$ in thousands)(1)
Statements of profit or loss data:
Continuing operations:
Operating income:
Sales of goods	801,199	863,470	637,619
Sales of services	22,222	21,052	20,285
Royalty income	1,381	15,928	18,638
Total operating income	824,802	900,450	676,542
Operating costs:
Cost of sales of goods, excluding depreciation and amortization	(461,942)	(529,731)	(393,888)
Unabsorbed cost due to production stoppage	(23,058)	(25,509)	(27,758)
Cost of sales of services, excluding depreciation and amortization	(3,163)	(1,269)	(1,554)
Depreciation and amortization	(176,781)	(187,211)	(189,620)
Exploration in operating units	(80,796)	(56,412)	(28,044)
Mining royalties	(17,733)	(12,974)	(11,749)
Total operating costs	(763,473)	(813,106)	(652,613)
	61,329	87,344	23,929
Gross profit Operating expenses, net:
Administrative expenses	(67,728)	(67,585)	(67,185)
Selling expenses	(20,222)	(20,827)	(18,533)
Exploration in non- operating areas	(14,252)	(11,270)	(8,475)
Reversal (provision) for contingences and others	(2,935)	(2,687)	(4,150)
Impairment recovery(loss) of long-lived assets	19,874	(14,910)	2,083
Write -off of stripping activity asset	—	(6,763)	(11,633)
Other, net	(15,085)	(29,260)	2,690
Total operating expenses, net	(100,348)	(153,302)	(105,203)
Operating profit (loss)	(39,019)	(65,958)	(81,274)
Other income (expenses), net:
Share in the results of associates and joint ventures	176,270	240,450	62,702
Net gain (loss) from currency exchange difference	26,871	(18,686)	(4,116)
Finance income	14,443	5,952	2,411
Finance costs	(54,136)	(60,629)	(37,822)
Profit (loss) before income tax	124,429	101,129	(58,099)
Current income tax	(15,633)	(20,375)	(9,924)
Deferred income tax	15,592	44,046	(15,506)
Profit (loss) from continuing operations	124,388	124,800	(83,529)
Discontinued operations:
Net loss from discontinued operations (2)	478,547	(387,604)	(66,810)
Net Profit (loss)	602,935	(262,804)	(150,339)
Attributable to equity owners of the parent	602,550	(264,075)	(135,718)
Attributable to non-controlling interest	385	1,271	(14,621)
Net Profit (loss)	602,935	(262,804)	(150,339)
Basic and diluted profit (loss) per share attributable to equity holders of the parent(3)(4)	2.37	(1.04)	(0.53)
Basic and diluted profit (loss) per ADS attributable to equity holders of the parent(3)(4)	0.49	0.49	(0.27)
Basic and diluted profit (loss) per share attributable to equity holders of the parent, from continuing operations	1.88	(1.53)	(0.26)
Dividends per share	0.00	0.00	0.00
Average number of common and investment shares outstanding	253,986,867	253,986,867	253,986,867
Statement of financial position data:
Total assets	4,503,227	4,561,811	3,979,617
Capital stock	750,497	750,497	750,497
Total shareholders’ equity	3,162,941	2,538,531	2,799,857
Operating data (unaudited):
Production (5)
Gold (oz.)	172,764	142,717	121,342
Silver (oz.)	6,826,619	11,973,456	10,554,928
Proven and probable reserves(6)
Gold (oz.)	2,663,801	2,837,344	2,663,346
Silver (oz.)	103,332,879	114,418,466	137,899,099
(1)	Except per share, per ADS, outstanding shares and operating data.
(2)	See Note 1(e) to the Consolidated Financial Statements.

(3)

Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2020, 2021 and 2022, we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares. As of December 31, 2020, 2021 and 2022, we had 271,677 of Investment Shares (as defined below) outstanding, exclusive of 472,963 treasury shares as of December 31, 2020, 2021 and 2022.

(4)

We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted loss per share or ADS.

(5)

The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43% controlling equity interest as of December 31, 2022, 2021 and 2020, and Minera La Zanja S.R.L., or “La Zanja,” in which we owned a 100% controlling equity interest as of December 31, 2022, and 53.06% controlling equity interest as of December 31, 2021 and 2020.  The production data in this table reflect 61.43% of El Brocal’s production. For the years ended December 31, 2020, 2021 and 2022, El Brocal produced 3.5 million, 6.2 million and 3.6 million ounces of silver, respectively, of which our equity share was 2.2 million, 3.8 million and 2.2 million ounces of silver per year, respectively, and La Zanja produced 17,228, 22,611, and 29,616 ounces of gold, respectively, of which our equity share per year was 9,141, 11,997 and 29,616 ounces of gold, respectively, and 84,641, 104,534 and 105,435 ounces of silver per year, respectively, of which our equity share was 44,911, 55,466 and 105,435 ounces of silver per year, respectively. Amounts for 2020, 2021 and 2022 exclude production coming from the operating mines classified as discontinued operations.

(6)

The amounts in this table reflect the reserves of all of our consolidated subsidiaries other than Julcani and La Zanja, which are not included as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, and including El Brocal, in which we owned a 61.43% controlling equity interest as of December 31, 2022, 2021 and 2020. SRK Consulting Perú S.A. (“SRK”), an independent consultant, audited the process used to estimate proven and probable ore reserves for Uchucchacua, Tambomayo, Orcopampa, and El Brocal. Agnitia Consulting S.A.C. (“Agnitia”), an independent consultant, audited the process used to estimate proven and probable ore reserves for San Gabriel. Mining Plus Peru S.A.C. (“MPP”), an independent consultant, audited the process used to estimate proven and probable ore reserves for Trapiche. Amounts for 2020, 2021 and 2022 exclude reserves coming from the operating mines classified as discontinued operations. The total amount of reserves does not consider ounces from Pads.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2020, 2021 and 2022 have been derived from Cerro Verde’s financial statements that are not included in this Annual Report. The report of Tanaka, Valdivia, & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited ) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 23 and Note 24 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	2022	2021	2020

	(US$ in thousands)(1)
Statement of comprehensive income:
Revenues	3,975,295	4,199,448	2,538,593
Costs of sales	(2,367,767)	(2,155,088)	(1,809,255)
Gross margin	1,607,528	2,044,360	729,338
Operating expenses
Selling expenses	(157,373)	(109,886)	(97,680)
Other operating expenses	(24,212)	(8,510)	(38,484)
Other operating income	279	400	6,157
	(181,306)	(117,996)	(130,007)
Operating profit	1,426,222	1,926,364	599,331
Financial income	17,235	2,820	2,350
Financial expenses	(10,537)	(31,500)	(142,675)
Foreign exchange gain differences, net	980	29,493	52,464
Profit before income tax	1,433,900	1,927,177	511,470
Income tax expense	(508,547)	(735,703)	(236,926)
Profit for the year	925,353	1,191,474	274,544
Basic and diluted earnings per share	2.643	3.404	0.784
Dividends per share	1.143	2.000	—
Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012
Statement of financial position data:
Total assets	7,993,863	8,124,564	7,767,459
Capital Stock	990,659	990,659	990,659
Total shareholder's equity	6,651,427	6,127,006	5,635,328
U.S. GAAP
Profit for the year	795,474	1,119,982	266,272
Total shareholder's equity	6,044,793	5,649,319	5,229,338
Operating data (unaudited):
Production:
Copper (in thousands of recoverable pounds)	973,458	887,074	820,101
Proven and probable reserves - Tonnage:
Copper proven and probable reserves (Total Cerro Verde) (in metric tons)	4,234,612	3,998,902	4,077,480
Copper proven and probable reserves (attributable to the Company based on equity participation) (in metric tons) (2)	829,137	782,985	798,371
(1)	Except per share and operating data.
(2)	BVN’s equity participation in Cerro Verde was 19.58% for all the years shown.

B.      Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Factors Relating to the Company

We have incurred losses in the past and may incur losses in the future.

For the years ended December 31, 2022, 2021 and 2020, our net profit (loss) was $602.9 million $(262.8) million and $(150.3) million, respectively. We may incur losses in the future and there can be no assurance that we will be able to operate profitably during future periods. If we are unable to operate profitably during future periods, and are not successful in obtaining additional financing, we could be forced to cease certain exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

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

The results of our operations are significantly affected by the market price of specific metals, which are cyclical and subject to substantial price fluctuations. Our revenues are derived primarily from the sale of gold and silver and the revenues of Cerro Verde, in which we have a material equity investment, are derived primarily from copper sales. The prices that we and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including (i) the overall demand for and worldwide supply of gold, silver, copper and other metals; (ii) levels of supply and demand for a broad range of industrial products; (iii) the availability and price of competing commodities; (iv) international economic and political trends; (v) currency exchange fluctuations (specifically, the U.S. Dollar relative to other currencies); (vi) expectations with respect to the rate of inflation; (vii) interest rates; (viii) actions of commodity markets participants; and (ix) global or regional political or economic crises.

We have in the past engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly owned subsidiaries no longer hedge the price at which our gold and silver will be sold except Brocal unit that is allowed to hedge the price of copper and zinc. In addition, Cerro Verde does not engage in hedging activities. As a result, the prices at which we and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 33 to the Consolidated Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2019, see “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates.”

On December 31, 2022 and March 31, 2023, the morning fixing price for gold on the London Bullion Market was US$1,812.35 per ounce and US$1,978.80 per ounce, respectively. On December 31, 2022 and March 31, 2023, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$23.945 per ounce and US$23.885 per ounce, respectively. On December 31, 2022 and March 31, 2023, the London Metal Exchange Settlement Price for copper was US$8,387 per ton and US$8,935 per ton, respectively.

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

The COVID-19 pandemic has had, and may continue to have, an adverse impact on our business, financial condition, and results of our operations, the global economy, and the demand for and prices of oil and natural gas. The unprecedented nature of the current situation makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business.

The COVID-19 pandemic, and the actions taken by third parties, including, but not limited to, governmental authorities, businesses and consumers, in response to the pandemic, have adversely impacted the global economy and created significant volatility in the global financial markets. Business closures, restrictions on travel, “stay-at-home” or “shelter-in-place” orders, and other restrictions on movement within and among communities have significantly reduced demand for and the prices of oil and natural gas. As of the date of this annual report, efforts to contain COVID-19 have not been successful in many regions, vaccination programs have encountered delays, and the global pandemic remains ongoing. A continued prolonged period of such reduced demand, the failure to timely distribute or the ineffectiveness of any vaccines, the failure to develop adequate treatments, and other adverse impacts from the pandemic may materially adversely affect our business, financial condition, cash flows, and results of operations.

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

The unprecedented nature of the current situation resulting from the COVID-19 pandemic makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business, financial condition, cash flows or results of operations. Such results will depend on future events, which we cannot predict, including the scope, duration and potential reoccurrence of the COVID-19 pandemic or any other localized epidemic or global pandemic, the distribution and effectiveness of vaccines and treatments and the actions taken by third parties, including, but not limited to, governmental authorities, customers, contractors and suppliers, in response to the COVID-19 pandemic or any other epidemics or pandemics. The COVID-19 pandemic and its unprecedented consequences have amplified, and may continue to amplify, the other risks identified in this annual report.

Economic, mining and other regulatory policies of the Peruvian government, as well as political, regulatory and economic developments in Peru, may have an adverse impact on our and Cerro Verde’s businesses.

Our and Cerro Verde’s activities in Peru require us to obtain mining concessions or provisional permits for exploration and processing concessions for the treatment of mining ores from the Peruvian Ministry of Energy and Mines (the “MEM”). Under Peru’s current legal and regulatory regime, these mining and processing rights are maintained by meeting a minimum annual level of production or investment and by the annual payment of a concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. Although we are, and Cerro Verde has informed us that they are, current in the payment of all amounts due in respect of mining and processing concessions, failure to pay such concession fees, processing fees or related fines for two consecutive years could result in the loss of one or more mining rights and processing concessions, as the case may be.

Mining companies are also required to pay the Peruvian government mining royalties and/or mining taxes. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes.” We cannot assure you that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our or Cerro Verde’s results of operations or financial condition. In addition, future regulatory changes, changes in the interpretation of existing regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot assure you that future regulatory changes will not adversely affect our business, financial condition or results of operations.

In the political environment, on December 7, 2022, President Pedro Castillo announced the dissolution of the congress and called for new elections as soon as possible, provoking an attempted coup d’état. Subsequently, he was removed from office and arrested. On the same day, Vice President Dina Boluarte assumed the presidency of Peru, to serve the remaining presidential term until 2026. Since then, President Boluarte has publicly encouraged economic stability and private investment, and is trying to amend several policies enacted during the Castillo government. On December 11, 2022, President Boluarte announced she would introduce a bill to move the general elections up to April 2024, which proposal was rejected by Congress. Since then, there has been considerable political unrest in Peru, and demonstrations related to the political situation have led to multiple clashes between protestors and security forces, resulting in casualties and deaths. The political unrest has also given rise to many roadblocks across the country. In addition, some smaller airports such as Andahuaylas, Cusco, Juliaca and Arequipa across Peru have seen their operations interrupted. We cannot assure that the new government will continue with its initial policies. Future proposals of the new President (or of other political officials in Peru) could affect the macroeconomic climate in Peru, including spurring currency volatility. Such political instability could have a material adverse effect on our business, prospects, financial condition, results of operations or cash flows.

Environmental and other laws and regulations may increase our costs of doing business, restrict our operations or result in operational delays.

Our and Cerro Verde’s exploration, mining and milling activities, as well our smelting and refining activities, are subject to a number of Peruvian laws and regulations, including environmental laws and regulations.

Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharges, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our and Cerro Verde’s operations and require us and Cerro Verde to make significant capital expenditures in the future. Although we believe that we are substantially in compliance and Cerro Verde has advised us that they are substantially in compliance, with all applicable environmental regulations, we cannot assure you that future legislative or regulatory developments will not have an adverse effect on our or Cerro Verde’s business or results of operations. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Environmental Matters” and “—Permits” and “Item 4. Information on the Company—Yanacocha—B. Business Overview—Environmental Matters.”

Our ability to successfully obtain key permits and approvals to explore for, develop and successfully operate mines will likely depend on our ability to do so in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Our ability to obtain permits and approvals and to successfully operate in particular communities or to obtain financing may be adversely impacted by real or perceived detrimental events associated with our activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect our operations, including our ability to explore or develop properties, commence production or continue operations.

Our operations are subject to physical challenges related to climate change

Climate change may have an adverse impact on the regions where our operations are located. Some of the risks include droughts, heavy precipitation or extremely high temperatures. Extreme weather conditions, such as floodings, may damage the roads and potentially reduce our productivity and increasing our costs. Roads blocked as a consequence of floods could also increase the lead times for mineral concentrates and supplies. Eventually, the exceptional increment of rainfall could exceed the capacity of our water treatment plans, which is a risk that is constantly overseen into operational analysis.

Our business and operations could be negatively affected as a result of Russia’s invasion of Ukraine, the sanctions imposed against Russia as a result and the effects of the conflict on the global economy

We do not depend on suppliers in the involved countries. However, our business and operations may be adversely affected by the political tensions, hostility and instability caused by the conflict currently ongoing in Europe. For example, the invasion of Ukraine by Russia in February 2022 led to the imposition of a series of economic sanctions by, among others, the United States, the European Union, the United Kingdom, Japan and Switzerland on Russia, certain Russian financial institutions and several politically linked individuals.

The conflict is having broader ramifications for the global economy as a result of increasing oil and natural gas prices, inflation and trade sanctions, which in turn could have an adverse effect on our business. If the conflict were to broaden to include other countries or regions, additional sanctions were put in place or the economy was further impacted by the conflict, it could exacerbate these risks and could have a material adverse effect on our business and operations.

Our estimates of mineral reserves and resources may be materially different from the total mineral quantities we actually recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain mineral reserves and resources uneconomical to mine.

There is a degree of uncertainty attributable to the estimation of mineral reserves and resources. Until mineral reserves and resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only, and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties. The estimation of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the qualified persons preparing such estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

Our estimates of mineral reserves and resources are based on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis made as of the date of such estimates. We periodically update our mineral reserves and resources estimates based on the conclusions of the relevant qualified persons with respect to new data from exploratory and infill drilling, results from technical studies and the experience acquired during the operation of the mine and metallurgical processing, as well as changes to the assumptions used to calculate these estimates.

Several of the assumptions used to calculate these estimates, including the market prices of commodities, operating and capital costs and mining and metallurgical recovery rates, among others, can greatly fluctuate, which may result in significant changes to our current estimates. These changes may also render it uneconomic to exploit some or all of our proven and probable mineral reserves and measured and indicated mineral resources and may ultimately result in a reduction of mineral reserves and resources.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

We depend on our ability to replenish our mineral reserves for our long-term viability.

Mineral reserves data is only indicative of future results of operations at the time the estimates are prepared and are depleted over time as we conduct our mining operations. We use several strategies to replenish and increase our mineral reserves that are depleted, including exploration activities and the acquisition of mining concessions. If we are unable to replenish our mineral reserves or develop our mineral resources, our business, results of operations and prospects would be materially adversely affected.

Our metals exploration efforts are highly speculative in nature and may not be successful.

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and is frequently unsuccessful. We cannot assure you that our or Cerro Verde’s metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that our exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

We base our estimates of proven and probable ore reserves and estimates of future cash operating costs largely on the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility studies. Advanced exploration projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. See “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for the price per ounce used by us and Cerro Verde, respectively, to calculate our respective proven and probable reserves.

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

Precious metals exploration requires substantial capital expenditures for the exploration, extraction, production and processing stages and for machinery, equipment and experienced personnel. Our estimates of the capital required for our projects may be preliminary or based on assumptions we have made about the mineral deposits, equipment, labor, permits and other factors required to complete our projects. If any of these estimates or assumptions change, the actual timing and amount of capital required may vary significantly from our current anticipated costs. In addition, we may require additional funds in the event of unforeseen delays, cost overruns, design changes or other unanticipated expenses. We may also incur debt in future periods or reduce our holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures or in pursuing other business opportunities. Our ability to meet our payment obligations will depend on our future financial performance, which will be affected by financial, business, economic and other factors, many of which we are unable to control. There can be no assurance that we will generate sufficient cash flow or that we will have access to sufficient external sources of funds in the form of outside investment or loans to continue exploration activities at the same or higher levels than in the past or that we will be able to obtain additional financing, if necessary, on a timely basis and on commercially acceptable terms.

We engage in mergers and acquisitions activity in the ordinary course of business and may make future acquisitions and dispositions that may not achieve expected benefits.

In the future, we may decide to expand or contract by acquiring other companies in Peru or abroad in order to diversify our existing portfolio of products and services and expand our geographic footprint, or alternatively by disposing of some of our assets. Any future acquisitions and dispositions will depend on our ability to identity suitable candidates or buyers, negotiate acceptable terms, and obtain financing in the case of acquisitions. If future acquisitions or dispositions are significant, they could change the scale of our business and expose us to new geographic, political, operating and financial risks. In addition, each transaction involves a number of risks, such as the diversion of our management’s attention from our existing business, possible adverse effects on our results of operations, our inability to achieve the intended objectives of the transaction and potential unknown liabilities associated with the acquired assets.

Estimates of proven and probable reserves are subject to uncertainties and the volume and grade of ore actually recovered may vary from our estimates.

The proven and probable ore reserve figures presented in this Annual Report are our and Cerro Verde’s estimates, and there can be no assurance that the estimated levels of recovery of gold, silver, copper and certain other metals will be realized. Such estimates depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be materially inaccurate. Actual mineralization or formations may be different from those predicted. As a result, reserve estimates may require revision based on further exploration, development activity or actual production experience, which could materially and adversely affect such estimates. No assurance can be given that our or Cerro Verde’s mineral resources constitute or will be converted into reserves. Market price fluctuations of gold, silver and other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect our profitability in any particular accounting period.

We may be unable to replace reserves as they become depleted by production.

As we produce gold, silver, zinc and other metals, we deplete our respective ore reserves for such metals. To maintain production levels, we must replace depleted reserves by exploiting known ore bodies and locating new deposits. Exploration for gold, silver and the other metals produced is highly speculative in nature. Our exploration projects involve significant risks and are often unsuccessful. Once a site is discovered with mineralization, we may require several years between initial drilling and mineral production, and the economic feasibility of production may change during such period. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. There can be no assurance that current or future exploration projects will be successful and there is a risk that our depletion of reserves will not be offset by new discoveries. See “Item 5. Operating and Financial Review and Prospects—Cerro Verde—A. Operating Results” for a summary of our and Cerro Verde’s estimated proven and probable reserves as of December 31, 2022. On February 8, 2022, Buenaventura entered into binding agreements with Newmont Mining (“Newmont”) to sell its total interest in Yanacocha. See detail in Note 1(e) to the Consolidated Financial Statements.

We are subject to operational risks inherent to the nature of our business, in respect of which insurance may prove insufficient.

The business of mining, smelting and refining gold, silver, copper and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unavailability of materials and equipment, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes, most of which are beyond our control. Such occurrences could result in damage to, or destruction of, mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We and Cerro Verde each maintain insurance against risks that are typical in the mining industry in Peru and in amounts that we and Cerro Verde believe to be adequate but which may not provide adequate coverage in certain circumstances. No assurance can be given that such insurance will continue to be available at economically feasible premiums or at all. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or to other companies within the industry.

Legal proceedings could have a material adverse effect on our business.

Buenaventura is involved in legal proceedings against the Peruvian National Customs and Tax Administration Superintendence (“SUNAT”) in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss, which was offset in 2009 and 2010.

During 2007 and 2008, Buenaventura modified its client contracts for the purposes of the sale of gold, shifting from a fixed price arrangement to a variable price arrangement. This allowed the Company to appropriately benefit from improved market prices. Additionally, caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax payable by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT during subsequent fiscal years.

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

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$97.7 million updated at the exchange rate of December 31, 2022) which, when accounting for alleged penalties and fees as of the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$551.5 million based on the exchange rate corresponding to December 31, 2022).

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts. Following the commencement of such collection proceedings by SUNAT, the Company filed a request for deferral and payment plan of the amounts claimed by SUNAT in order to make such tax payments over a 67 month term, in addition to making interest payments in connection with such payments. The requested payment plan consists of an initial payment in an amount equal to 14% of the amount claimed by SUNAT and 66 equal installments for the remaining amounts. In order to finalize the deferral and payment agreement with SUNAT, the Company was required to deliver Letters of Credit in an amount equal to the aggregate claimed amount in accordance with applicable law. To satisfy this requirement, on December 30, 2020, the Company entered into the Syndicated Letter of Credit Agreement (the “Syndicated L/C Agreement”) with a group of financial entities and following delivery of the Letters of Credit, SUNAT approved the Company’s payment plan.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,584,227,000 (equivalent to US$416,026,000 based on the exchange rate corresponding to December 31, 2022), which included updating the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/78,279,000 (equivalent to US$20,492,000 based on the exchange rate corresponding to December 31, 2022). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$50,787,000 based on the exchange rate corresponding to December 31, 2022) which included updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/8,477,000 (equivalent to US$2,219,000 based on the exchange rate corresponding to December 31, 2022). For fiscal year 2010, as a result of a deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$93,669,000 based on the exchange rate corresponding to December 31, 2022) which included the updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/16,762,000 (equivalent to US$4,388,000).

As of December 31, 2021, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

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

Energy represents a significant portion of our production costs. Our principal energy sources are electricity, purchased petroleum products and natural gas. An inability to procure sufficient energy at reasonable prices or disruptions in energy supply could adversely affect our profits, cash flow and growth opportunities. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as sulfuric acid, grinding media, steel, reagents, liners, explosives and diluents. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control, and such prices are at times subject to volatile movements. Increases in the cost of these commodities or disruptions in energy supply could make our operations less profitable, even in an environment of relatively high copper, gold or silver prices. Increases in the costs of commodities that we consume or use may also significantly affect the capital costs of new projects.

We may be adversely affected by labor disputes.

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations. We, Compañia Minera Coimolache S.A., or “Coimolache,” and Cerro Verde have all experienced strikes or other labor-related work stoppages in the past.

As of December 31, 2022, unions represented approximately 21.50% of our and our subsidiaries’ employees, including Coimolache’s employees and contractors. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

Our and Cerro Verde’s operations are subject to political and social risks.

Our and Cerro Verde’s exploration and production activities are potentially subject to political and social risks. Over the past several years, we have been the target of local political protests. In recent years, certain areas in the south and northern highlands of Peru with significant mining developments have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in commercial disruptions and a climate of uncertainty with respect to future mining projects.

As explained above, in the procedure of Prior Consultation with the native and indigenous Communities, the Peruvian governmental body responsible for issuing or approving the administrative measure or decree in question, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, to the extent that any future projects operated by us or Cerro Verde require legislative or administrative measures that impact local indigenous communities, the required prior consultation procedure may result in delays, additional expenses or failure to obtain approval for such new project.

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

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our results of operations and financial position. Despite this, we have installed geotechnical instrumentation according to indications of consultants, reviewers and engineers of register. We also monitor instrumentation according to operation manuals of each component and recommendations of specialists.

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

We are exposed to behaviors incompatible with our and Cerro Verde’s ethics and compliance standards.

Given the large number of contracts with suppliers and other partners to which we and Cerro Verde are a party, the geographic distribution of our operations and the great variety of parties that we interact with in the course of our business, we are subject to the risk that our employees, contractors and other persons having relations with us may misappropriate our assets, manipulate our assets or information or engage in money laundering or the financing of terrorism, for such person’s personal or business advantage. Our systems for identifying and monitoring these risks may not be effective to fully mitigate them in all circumstances. Such acts may result in material financial losses or reputational harm to us.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

As of December 31, 2022, we have a 19.58% partnership interest in Cerro Verde and no longer hold any interest in Yanacocha. We also hold 19.32%. of Tinka Resources Limited. These interests may constitute “investment securities” for purposes of the Investment Company Act. On February 8, 2022, the Company sold the entirety of its stake in Yanacocha to Newmont. As such, Yanacocha has been classified on our financial statements as an asset held for sale as outlined in Note 1(e) to our Consolidated Financial Statements.

Under the Investment Company Act, an investment company is defined in relevant part to include (i) any company that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities and (ii) any company that owns or proposes to acquire investment securities having a value exceeding 40% of such company’s total assets (exclusive of certain items) on an unconsolidated basis. Issuers that are investment companies within the meaning of the Investment Company Act, and which do not qualify for an exemption from the provisions of such act, are required to register with the Securities and Exchange Commission (the “SEC”) and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. If we were deemed to be an investment company and did not qualify for an exemption from the provisions of the Investment Company Act, we would be required to register with the SEC and would be subject to such regulations, which would be unduly burdensome and costly for us and could adversely impact us.

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

Our inability to maintain positive relationships with the communities in which we operate may affect our reputation and financial condition.

Our relationship with the communities in which we operate are critical to ensuring the future success of our existing operations and the construction and development of our projects. Adverse publicity generated by non-governmental organizations or local communities related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputations or financial condition and may impact our relationships with the communities in which we operate. In addition, following the enactment of Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities in 2011, the Peruvian government must undertake a prior consultation procedure in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures. Implementing regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. Law No. 29785 and the Implementing regulations do not establish a specific term to complete the Prior Consultation procedure.  Our national reputation for maintaining positive relationships with the communities in which we operate may affect the outcome of any such prior consultation process involving approvals that we seek for new projects. In addition, some communities may not agree to exercise their right to Prior Consultation or They could claim greater benefits by being considered as areas of direct influence or also claim to be a direct part of the business. These situations can generate delays in obtaining permits and authorizations, which affects the time that we may have projected for the development of our projects While we are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this regard will mitigate this potential risk. Social and political conflicts could also affect the willingness of Communities or owners to reach agreements on their lands for the development of our projects.

We have implemented extensive community relations and good practices to anticipate and manage social issues that may arise at our operations.

Deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, and our business relationships could be adversely affected.

Credit rating agencies could downgrade our ratings either due to factors specific to Buenaventura, a prolonged cyclical downturn in the precious metals mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. For instance, on September 20, 2022, Moody’s Investors Service downgraded our unsecured corporate rating from “B1” to “B2” due to the Company’s operating challenges and cost structure. In line with these reasons, Fitch downgraded our credit rating on February 08, 2023 to “BB-” from “BB”.

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

The rupture of a tailings dam or similar structure may cause severe damages. Currently, the Company owns 15 tailings dams, consisting of 5 active and 10 inactive (those in the process of being closed or remediated) tailing dams, and other geotechnical structures like water dams, dumps, open pits, and leaching pads. All seven active and one of the inactive tailings dams were built using the “downstream” raising method or were raised with filtered/compacted tailings. The remaining inactive tailings dams were built using the “upstream” raising method, which could present stability risks, especially related to liquefaction.

Management of these facilities is regulated in the jurisdiction where we operate and our programs are designed to comply with applicable national laws, permits and approved environmental impact studies.

The failure of tailings dams could cause loss of life and severe personal, property and environmental damages, which could further have an adverse effect on our business, results of operations and reputation. That is why we maintain strict operational controls on critical components, according to the recommendations of specialists.

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

Our business is subject to a signifcant number of laws and regulations in Peru and the United States, including without limitation, those pertaining to anti-bribery and anti-corruption, such as Peru’s Law 30424 that regulates the Administrative Liability of Legal Entities, as amended, the Foreign Corrupt Practices Act ("FCPA") and the the applicable sanctions imposed by the United States Treasury’s Office of Foreign Assets Control (“OFAC”).

While Peru’s legal framework is becoming more mature, requiring and promoting control measures for the prevention of corruption, bribery, money laundering and the financing of terrorism, among other crimes, its supervisory and sanctioning reach remains lacking. Given the Company’s operations and activities, the Company continues to update its Corporate Compliance Program to incorporate international best practices and aim to satisfy United States and Peru related requirements, with the objective of preventing and mitigating the risks associated with its operations and activities.

The nature and dynamism of the Company's operations and the number of third parties with which it interacts, which includes public officials, requires ongoing and adequate monitoring to identify improper practices, fraud or violations of the law by our employees, contractors, managers or any other person doing business with or on behalf of the Company, and thereby the Company has continued to update its third party risks as well as other risks, reinforcing its internal processes and controls in this respect.

The Company has a number of internal policies, manuals and procedures in place conforming its Corporate Compliance Management System, including the Company’s Anti-Corruption Policy, the Manual for the Prevention of Money Laundering and Financing of Terrorism, and the Policies of Donations and/or Charitable Contributions, Protection of Personal Data, Gifts and Conflict of Interest.

While the Company continues to improve its Corporate Compliance program and its compliance function, its existing compliance processes and internal control systems may not be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, contractors, agents, officers or any other persons who conduct business with or on behalf of us.

We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our employees, contractors, agents, officers or other persons with whom we conduct business engage in fraudulent, corrupt or other improper or unethical business practices or otherwise violate applicable laws, regulations or our own internal compliance systems, we could become subject to one or more enforcement actions by Peruvian or foreign authorities (including the U.S. Department of Justice, the Securities and Exchange Commission and OFAC) or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and results of operations.

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

Factors Relating to Peru

The political and social scenario in Peru is complex and has a direct impact on the economy and investment climate in the country.

Both Compañía de Minas Buenaventura and Cerro Verde conduct their mining operations exclusively in Peru. For this, the business, the financial condition or the mining activity results and, consequently, that of our company are impacted by the political and social instability that periodically affects the country, to which the climatic shock have now been added, that are mainly affecting the north coast and center of the Peruvian territory.

For most of 2022, the government and those closest to the then President Pedro Castillo Terrones were involved not only in questions about the quality of his management but also in complaints related to awarding of works and the appointment of senior officials who did not meet the qualifications to hold high responsibility positions.

Throughout almost 500 days of government, the Castillo administration appointed 78 State Ministers, an unprecedented number in Peruvian politics.

Likewise, the management of Pedro Castillo faced up to three vacancy motions based on charges such as tax investigations, links to characters related to radical left factions, and ties to a shadow power group, among others.

On December 6, 2022, despite the fact that the opposition in Congress lacked sufficient votes to approve the third vacancy motion, President Castillo Terrones announced the dissolution of the Congress and the intervention of the Judiciary, which was clearly a "self-coup" to change the game rules in the country.

On this day, Peru was involved in a maelstrom of political events that peaked in the recall of Pedro Castillo and the inauguration of Dina Boluarte as the first female president of Peru.

Dina Boluarte, an official from Apurimac and vice president of Pedro Castillo, started her provisional government in a context in which large sections of the country began to demand the renewal of the politicians, not only in the Executive power but also in the Legislative power.

According to analysts, President Boluarte made a misstep in the early days of her administration by swearing in and declaring that she would govern until July 28, 2026, effectively completing the term of her predecessor, Pedro Castillo. However, faced with mounting nationwide protests, the president reversed her decision just two months later and announced that she would instead rule until 2023. To achieve this, she called upon Congress to undertake a constitutional reform that would allow for front-loading of at-large elections.

The escalation of popular discontent towards the politicians of the country caused one of the most serious social unrest in the republican history of Peru.

Large portions of the population from nine regions of the country, concentrated particularly those in the southern and central regions, major mining operations are situated, mobilized violently and clashed with law enforcement. Radical groups took advantage of this climate of instability to place on the agenda the change of the Constitution and, consequently, the change of the economic model.

More than 60 Peruvians, including a police officer, died during three months of widespread violence in the country. Public and private institutions' facilities were attacked by radical groups, such as banks, police stations, supermarkets, municipalities, airports and even the homes of some officials. Likewise, important facilities of the mining-energy sector such as Camisea (Cusco), Julcani (Huancavelica), and Antapaccay (Cusco) suffered acts of vandalism.

The Congress, for its part, has been permanently rejecting any at-large elections front-loading attempt. The Government's decision that the Army supports the containment and control actions of violent groups, in addition to the wear and tear of the protests, influenced in cooling down of social tensions.

Around March 2023, the national scenario changed completely when Peru's climate monitoring control institutions warned of the advent of Cyclone Yaku, a natural phenomenon with tropical characteristics that caused extreme rainfall on the north coast of the country.  To date, national and regional authorities focus their efforts to serve the most vulnerable populations.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Prior to 1994, Peru periodically experienced high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by Instituto Nacional de Estadística e Informática has fallen from a high of 7,649.7% in 1990 to 8.5% in 2022. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation since 1999, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2022 were US$71.9 billion as compared to US$78.5 billion at December 31, 2021, as per the Banco Central de Reserva. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreign reserves decline.

Climatic phenomena in Peru have an impact on some economic activities and infrastructure in the country.

Multiple global studies have consistently highlighted Peru as one of the nation's most susceptible to the adverse effects of climate change and water scarcity.

These forecasts began to become evident with the advent of Cyclone Yaku, which in March 2023 affected 10 regions of the country's coast and mountains, causing overflows, rains, floods, landslides, road interruptions, bridge collapses, and the isolation of populations. Yaku has left a death toll of 59 dead, 57 injured, and 23,000 affected, according to the National Institute of Civil Defense.

Cyclone Yaku was followed by another natural phenomenon called El Niño, which involves the arrival of warm water currents from the northern hemisphere to the normally cold waters of the Peruvian coast.

This phenomenon caused cities in northern Peru, such as Piura and Tumbes, to endure rainfall above historical records. The capital city of Lima was surprised by an unusual heat wave that lasted until the beginning of the autumn season, endangering the winter campaign of the textile sector, which generates numerous jobs.

President Dina Boluarte announced to the country that as of October 2023, Peru and other countries in the region will face a natural phenomenon called Global Niño, which will cause an increase in temperature and various climatic events.

The Peruvian economy is temporarily stagnant, but it could rebound for the rest of the year despite political upheavals and natural phenomena.

The growth of the Peruvian economy will be between 2% and 3% this year, according to the perspectives indicated by the Central Reserve Bank of Peru and the World Bank.

Natural phenomena have mainly affected the supply chain, and key infrastructure, and have raised the price of essential items such as rice and lemon, items that are highly popular.

Inflation will be around 8% in the first quarter of the year and the trend is for it to decrease towards the middle of the year, according to the firm APOYO Consultoría. The exchange rate remains relatively stable and the country risk remains among the lowest in the region, said the firm.

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

As of March 31, 2023, two of our directors (and their families), Roque Benavides (who transferred his shares to his son) and Raul Benavides (who transferred his shares to his children), all of which are members of the immediate and extended family of the late Alberto Benavides de la Quintana, our founder and former Chairman (collectively, the “Benavides Family”) held an aggregate of 10.92% of Buenaventura’s outstanding share capital (including outstanding Common Shares and investment shares with a nominal (par) value of ten Peruvian Soles per share, which do not entitle their holders to voting rights (“Investment Shares”)). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate. While the Benavides Family is not, to our knowledge, acting together as a group to vote their Common Shares, there can be no assurance that the Benavides Family will not, in the future, form a group for the purpose of voting their Common Shares or exerting influence over the management and policies of Buenaventura. Because of the significant aggregate ownership interest held by individual members of the Benavides Family, the Benavides Family could have the power to elect a significant number of the outstanding directors and exercise significant influence over the outcome of substantially all matters to be decided by a vote of shareholders.

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

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by us unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Common Shares to be issued in such increase, by holders of Common Shares holding at least 40% of the Common Shares at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, U.S. Holders (as defined herein) of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any registration statement as well as the associated benefits of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. Therefore, no assurance can be given that we will file any such registration statement. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders’ preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs, and such holders’ equity interest in us will be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

ITEM 4.      Information on the Company

BUENAVENTURA

A.History and Development

Overview

We are Peru’s largest publicly traded precious metals company in terms of market capitalization and we are engaged in the exploration, mining and processing of gold, silver, copper and (to a lesser extent) other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani, Tambomayo and La Zanja mines and have controlling interests in two other mining companies that operate the Colquijirca-Marcapunta and Coimolache mines. We also own an electric power transmission company, a hydroelectric plant and a processing plant, as well as non-controlling interests in several other mining companies, including a significant ownership interest in Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2022, our consolidated operating income were US$824.8 million and our consolidated net profit was US$602.9 million.

Discontinued operations. During 2020, we sold our Mallay mining unit which was previously classified as discontinued during 2019. During December 2021, Buenaventura management reclassified its negative investment held in Minera Yanacocha S.R.L for US$264,838,000 as available for sale and recognized it as a discontinued operation in the consolidated income statement for the years 2019, 2020 and 2021. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements. On February 7, 2022, Buenaventura entered into definitive agreements to sell the entirety of its interest in Yanacocha for cash consideration of $300,000,000 to Newmont, as well as contingent cash payment linked to (i) production of the Sulphides Project that Newmont plans to develop at Yanacocha and (ii) potential future increases in mineral prices. Collectively, such contingent payments can potentially amount to an additional $100,000,000. On February 8, 2022, Newmont paid us the initial $300,000,000 cash consideration owned. During 2022, we sold our Yanacocha mining unit which was previously classified as an discontinued asset during 2021. As of December 31, 2022, we have classified 2 mining units as units with discontinued operations: Poracota and Shila-Paula.

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua, Julcani, Tambomayo, El Brocal, La Zanja, Coimolache and Cerro Verde mines for the year ended December 31, 2022:

	Total Production (unaudited)						Buenaventura’s Equity Share of Production
	Buenaventura’s
	Equity	Silver	Gold	Lead	Zinc	Copper	Silver	Gold	Lead	Zinc	Copper
UNIT	Ownership	(oz.)	(oz.)	(t)	(t)	(t)	(oz.)	(oz.)	(t)	(t)	(t)
Orcopampa	100%	32,124	74,478				32,124	74,478
Uchucchacua	100%
Julcani	100%	2,640,689		530			2,640,689		530
Tambomayo	100%	1,863,411	54,320	10,290	13,511		1,863,411	54,320	10,290	13,511
El Brocal	61.43%	3,556,829	23,359	6,791	23,359	47,352	2,1l84,960	14,350	4,172	14,349	29,088
La Zanja	100%	105,435	29,616				105,435	29,616
Coimolache	40.095%	296,968	82,408				119,069	33,041
Cerro Verde	19.58%	4,415,291				441,554	864,514				86,456
Total	100%	12,910,747	264,181	17,610	36,869	488,906	7,810,203	205,805	14,991	27,860	115,545

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

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru, in order to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs which were designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja, Breapampa and Tambomayo mines. In addition, we made significant equity investments in Cerro Verde, which operates an open-pit copper mine in Peru, and Coimolache, which owns the Coimolache gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold, silver and copper.

Business Strategy

Our strategy is to sustain our position as Peru’s largest, publicly traded gold and silver mining company by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Newmont Mining, Southern Copper Corporation, Corporación Aceros Arequipa S.A. and Compañía de Minas Caudalosa S.A.C. In addition, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

During the years ended December 31, 2022, 2021 and 2020, our “exploration in non-operating areas” expenses and “exploration in operating units” expenses were as follow:

	Year ended December 31,
	2020	2021	2022

	(US$ in thousands)
Exploration in non-operating areas
Emperatriz	4,600	5,742	5,243
Marcapunta	86	1,383	4,008
Ccelloccasa	193	405	1,748
San Gabriel	—	1,010	282
Other, net	3,596	2,730	2,971
Total exploration in non-operating areas	8,475	11,270	14,252

Exploration in operating units
Uchucchacua	6,731	11,090	32,592
Colquijirca	5,790	17,099	16,671
Orcopampa	5,198	11,466	11,594
Tambomayo	7,157	10,076	9,980
Julcani	3,167	6,107	6,747
La Zanja	1	574	3,212
Total exploration in operating areas	28,044	56,412	80,796

In 2023 we intend to invest approximately between US$45.0 and US$55.0 million in exploration in operating units (mainly in Tambomayo, Orcopampa, Uchucchacua and El Brocal) and between US$5.0 and US$10.0 million in exploration in non-operating areas.

Participation in Mining Exploration Agreements

In addition to managing and operating precious metals mines, we participate in mining exploration agreements with mining partners to reduce risks, gain exposure to new technologies and diversify revenues to include other base metals, such as copper and zinc. See “B. Business Overview—Exploration.” We believe that maintaining our focus on mining operations complements our partnership strategy because the engineering and geological expertise gained from such operations enhances our ability to participate in, and contribute to, those projects.

Mining Operations

Map 1. Mines and Properties in Peru.

-78°40'48"
-72°43'12"
LOCATION
PERU
PACIFIC OCEAN
COLOMBIA
BRAZIL
BOLIVIA
CHILE
Caimolache
La Zanja
El Brocal
Uchucchacua
Rio Seco
Huanza
Julcani
Trapiche
Orcopampa
Tambomayo
San Gabriel
BUENAVENTURA MINING PROPERTIES
MINES
PROJECTS
OTHERS
-0°36'
-6°33'36"
-12°31'12"
-18°28'48"

Orcopampa

Location and means of access

Zona Industrial Chipmo
Orcopampa
Zona Industrial Mario
Rio Orcopampa

DESCRIPCION

	DEPOSITOS
01	Deposito relaves R4
02	Deposito relaves R4A
03	Deposito Desmonte R2
04	Deposito Desmonte Prometida
	PLANTA DE PROCESOS
05	Chancado
06	Molienda, flotación, gravimetría
07	Glanuración
08	Fundición
09	Desorción
10	Glanuración proceso CIL
11	Poza de Solución
12	Almacén de planta
13	Canchas de mineral
14	Laboratorio
15	Almacén de Loqueo
16	Bomba agua fresca para planta
17	Planta Planta
18	Pozas de agua para Planta
19	Planta de detoxificación
	TRATAMIENTO DE AGUAS
20	STARI Nazareno
21	Pozas de decantación de Nazareno
22	STARI Prometida
23	Pozas de decantación de Prometida
24	Pozas de decantación de Mario
25	Canal de agua tratada
26	Pozas de Wetland Pucara
	OPERACIONES MINA
27	Bocamina rampa Raul
28	Pique Nazareno
29	Ventilador 1
30	Ventilador 2
31	Ventilador 3
31A	Ventilador 4
32	Bocamina Rampa Prometida
33	Bocamina Rampa Mario
34	Canchas de mineral
	ELECTRICIDAD Y MANTENIMIENTO
35	Sub estación eléctrica principal
36	Estación eléctrica de motores
37	Línea eléctrica principal
38	Subestación eléctrica
39	Bomba de agua de Río
40	Subestación eléctrica de planta procesos
41	Taller mantenimiento mecánico
42	Casa de compresoras
	SERVICIOS
43	Almacén Central
44	Planta de Shotcrete
45	Talleres de contratas
46	Zona de Residuos Mina
47	Almacén de Chatarra
48	Grifo
49	Balanza
50	Comedor principal
51	Comedor Chipmo
52	Campamento Orcopampa
53	Campamento Covid Chipmo
54	Oficinas Chipmo

BUENAVENTURA

SUPERFICIE
PLANO TOPOGRAFICO
GENERAL U.P. ORCOPAMPA

1

The Orcopampa mine is located in the province of Castilla, department of Arequipa, approximately 1,350 kilometers southeast of the city of Lima, at an altitude between 3,800 and 4,500 meters above sea level. There are two routes of access to the property: (1) through Peru’s Panamerican Highway starting in Lima and continuing to the city of Arequipa for a total distance of 319 kilometers from Orcopampa; and (2) the route between Arequipa and Aplao-Viraco for a total distance of 333 kilometers. The Orcopampa mine is also accessible through a commercial flight directly from Lima.

History

The first mining operations date back to colonial times. The district was abandoned from 1842 until 1910, when the Orcopampa Mining Union was formed to continue mining. In 1960, we became interested in the area, and in 1962, exploration began in Orcopampa, with work resuming in the Tudela area and studies in Manto. The results of our initial work concluded with the signing of a lease agreement with the Orcopampa Mining Union and consequently with the construction of a 300-ton concentrator plant, which began operating in 1967 under an agreement with the Orcopampa Mining Union for royalties. We have maintained our operations at the site since that date.

Title, leases and options

The Orcopampa mine is wholly owned and operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2021, we made lease payments of US$7.0 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

Mineralization

The Orcopampa mine consists of an epithermal gold telluride deposit, hosted into lava flows and domes of Sarpane complex (calc-alkaline to high potassium), of early Miocene to Holocene, which forms part of the tertiary metallogenic belt of Southern Peru (Au-Ag).

Operations and infrastructure

Mining at Orcopampa is conducted underground using the mechanized bench-and-fill and cut-and-fill methods. Mine ore is processed by the carbon-in-leach method in a plant located in Orcopampa. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and local river.

The mining method in Orcopampa’s underground mine is conventional and mechanized cut and fill (Breasting), this method is used to mine ore veins thickness from 0.8 to 5m. Mining is done by us and a service contractor. The equipment used for development and exploration includes single-arm jumbos, bolters, scaler and scoop loaders (4yd3). The equipment used for conventional production are jacklegs, micro-electrical scoops (0.5-2yd3) and for mechanized are single-arm jumbos and diesel scoop loaders (2-4yd3). Ore haulage to surface is done with 10 m3 underground tipper trucks and 40m3 loading pocket in Nazareno’s and Prometida’s Shaft. Ore is taken to the process plant with 15 - 20 m3 tipper trucks.

Production

The Orcopampa mine is in the production stage and has a treatment plant capacity of 2,250 tons of ore per day. The table below summarizes the Orcopampa mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was significantly higher than in 2021 due to the mining of a new area that was discovered, called “Pucará Ramal 4”. Furthermore, this new area has a higher average gold grade.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	88,249	189,265	236,505
Average ore grade
Gold grade (g/t)	14.65	8.20	10.01
Silver grade (g/t)	4.07	4.42	5.71
Metal contained in concentrates production
Gold (Oz)	41,129	50,020	74,478
Silver (Oz)	9,069	14,814	32,124
Cost applicable to sales per oz. of gold (US$/Oz-Au)	962	1,303	913
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	12.78	18.14	11.32
Capital Expenditures (in millions of US$)	1.1	3.0	3.6

Mineral Reserves and Mineral Resources

The Orcopampa Mineral Reserves are estimated at a net smelter return (“NSR”) cut-off value of 140.92 US Dollars per tonne (“US$/t”). A minimum mining width of 0.8 to 5 m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the mine operating costs, as well as  ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,800 US$/oz and silver: 22 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at life of mine (“LOM”) average head grade amounts to 97.0% for gold and 70.0% for silver. The current LOM plan continues through 2023. This LOM has been reduced from 2024 to 2023 because we have advanced production, and the remaining areas have been sterilized. However, we are continuing our exploration program, and these figures are subject to change. The total book value for the Orcopampa property and its associated plant and equipment was US$34.6 million as of December 31, 2022.

Orcopampa – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
100%	Probable	255,292	9.48	4.35	77,810	35,741
	Subtotal	255,292	9.48	4.35	77,810	35,741

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Orcopampa Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of SK-1300. Mineral reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral reserve and mineral resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Orcopampa Technical Report Summary.

Orcopampa – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	—	—	—
Probable	(261,347)	(77,880)	(259,666)
Subtotal	(261,347)	(77,880)	(259,666)

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.

In comparison to 2021, Orcopampa’s Mineral Reserves show a decrease mainly due to consumption of reserves for the production of 2022 and the sterilization of remaining areas.

Orcopampa– Year End Mineral Resources as of December 31, 2022 (on an 100% ownership basis) (1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	343,167	8.96	24.66	98,856	272,075
100%	Subtotal	343,167	8.96	24.66	98,856	272,075
	Inferred	373,446	9.82	15.48	117,904	185,862

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Orcopampa Mineral Resources estimates in the table above were completed with high and low-grade envelops that were prepared from the generation of statistics, p-plot graph, and slope change identification that indicates the presence of high-grade ore population. Variogram was conducted in composites and estimate plan. The validation tools used were visual validation, cross validation, global validation and local validation or swath plot. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Orcopampa Technical Report Summary.

Orcopampa – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	—	—	—
Indicated	(1,335)	(11,568)	9,386
Subtotal	(1,335)	(11,568)	9,386
Inferred	747	(3,516)	3,865

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.

In comparison to 2021, Orcopampa’s Mineral Resources show a deacrease, mainly due to the depletion of 2022 production. This was partially offset by the price increase for gold and siliver, and the NSR cutoff reduction.

Uchucchacua

Location and means of access

The Uchucchacua mine is wholly owned and operated by Buenaventura. Operations began in 1975 and Uchucchacua remains our largest single source silver production. The mine has been temporarily closed since September 2021 due to the operational problems that were aggravated by the COVID-19 pandemic, including delays in the preparation and exploration of the mine, and is planned to resume its operations in October 2023. Uchucchacua is located in the province of Oyón, in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. The mine site is accessible through the Panamericana Norte highway, following the Lima - Huacho - Sayán - Churín - Oyón - Uchucchacua route for a distance of 283 kilometers.

History

Uchucchacua is a silver deposit in the central highlands discovered during the viceroyalty. Evidence of this are the many Spanish workings in the areas of Nazareno, Mercedes, Huantajalla and Casualidad. The mines passed into the hands of the Jungbluth, who continued with small scale works and even mined ore in Uchucpaton and Otuto, where there are vestiges of old “mills”.

At the beginning of 1960, Cia. de Minas Buenaventura started prospecting-exploration works in the area. Initial conditions were difficult as there was no road between Oyón and Chacua road until 1965, and the road was only later extended to Yanahuanca. From 1969 to 1973, Buenaventura installed a pilot plant that initially treated ores from the Socorro and Carmen mines. Satisfactory results led to the installation of an industrial plant in 1975, which currently has a treatment capacity of 4,200 metric tons per day. Currently, the Socorro, Carmen and Casualidad mines are operating. The Huantajalla area mine is also operating, though to a lesser extent.

Title, leases and options

The Uchucchacua mining unit, including Yumpag, comprises 29 mining concessions and one beneficiation concession (concentrator). These 29 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Uchucchacua’s concessions have a total area of approximately 43,050 hectares.

Mineralization

The Uchucchacua mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver content.

Operations and infrastructure

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

During 2022, the manganese sulfate plant of Rio Seco did not operate due to a stoppage in the supply of concentrate from our Uchucchacua mine, which stopped operatingin 2021. A pilot plant to produce manganese sulfate battery grade was built and started commissioning in December. A Metallurgical Laboratory to support BVN operations and projects also started operations in November.

Production

The Uchucchacua mine is in the production stage and has a treatment plant capacity of 4,200 tons of ore per day. The table below summarizes the Uchucchacua mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in Uchuchacua has been temporarly suspended since September 2021 and it is planned to resume in October 2023.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	550,718	757,945	—
Average ore grade
Silver grade (g/t)	314.20	200.61	—
Zinc Grade (%)	1.56	1.61	—
Lead Grade (%)	1.03	0.93	—
Metal contained in concentrates production
Silver (Oz)	5,000,312	3,732,391	—
Zinc (t)	5,223	6,203	—
Lead (t)	5,151	4,836	—
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	22.24	27.45	—
Cost applicable to sales per ton of zinc (US$/t-Zn)	2,248	4,338	—
Cost applicable to sales per ton of lead (US$/t-Pb)	1,621	2,333	—
Capital Expenditures (in millions of US$)	10.4	16.1	31.2

Mineral Reserves and Mineral Resources

The Uchucchacua Mineral Reserves are estimated at an NSR cut-off value between 62.43 US$/t to 94.80 US$/t. A minimum mining width of 0.9 to 25m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of silver: 22 US$/oz, lead: 2,100 US$/t, zinc: 3,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade.  Recoveries at LOM average amounts to 82.74% for silver, 68.72% for lead and 53.5% for zinc. The current LOM plan continues through 2029. The total book value for the Uchucchacua property and its associated plant and equipment was US$119.3 million as of December 31, 2022.

Uchucchacua – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	588,635	231.00	2.28	1.28	4,371,695	13,373	7,555
100%	Probable	5,127,766	334.86	1.94	1.15	55,205,095	99,595	58,712
	Subtotal	5,716,401	324.16	1.97	1.16	59,576,790	112,968	66,267

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Uchucchacua Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the LOM plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral reserve and mineral resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Uchucchacua Technical Report Summary.

Uchucchacua – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Proven	(16,034)	(59,284)	(172)	(47)
Probable	(386,174)	(3,258,247)	(2,554)	(1,519)
Subtotal	(402,209)	(3,317,531)	(2,726)	(1,566)

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.

In comparison to 2021, Uchucchacua’s Mineral Reserves show a decrease mainly due to the change in modifying factors, specifically a change in the silver price forecast from $25/oz in 2021 to $22/oz. in 2022.

Uchucchacua – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	700,527	266.54	1.63	1.00	6,003,134	11,419	7,005
	Indicated	1,941,722	286.10	1.67	0.98	17,860,584	32,427	19,029
100%	Subtotal	2,642,249	280.91	1.66	0.99	23,863,717	43,845	26,034
	Inferred	7,217,446	372.99	2.17	1.47	86,550,876	156,619	106,096

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Uchucchacua Mineral Resources estimates in the table above were estimated with a 3D geological model informed by various types of data (mainly drill holes, mine channels, working mapping and section interpretation) to constrain and control the shapes of minerals veins. Drilling data from cores and mine channels were combined into geological structures, Ag, Pb, Zn, Fe and Mn grades were interpolated into block models for the different zones of the mine using Ordinary Kriging and Inverse Distance methods in its different veins. The results were validated visually, through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Uchucchacua Technical Report Summary.

Uchucchacua – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Measured	71,021	881,817	902	366
Indicated	139,533	2,093,928	1,592	752
Subtotal	210,554	2,975,745	2,495	1,118
Inferred	40,880	51,778	427	412

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.

In comparison to 2021, Uchucchacua’s Mineral Resources show an increase, mainly due to the price increase for silver, and the NSR cutoff reduction.

Julcani

Location and means of access

Julcani is an underground mine that is wholly owned and operated by us and was acquired in 1953 as our first operating mine. Julcani is located in the province of Angaraes, in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude between 4,200 and 5,000 meters above sea level. There are two routes to access the mine site, both departing from Lima: (1) a first road starting in Lima and continuing to La Oroya followed by Huancayo and Huancavelica for a total distance of 444 kilometers; and (2) a second road starting in Lima and continuing to Pisco and then through Huancavelica which is 45 kilometers from the property for a total distance of approximately 499 kilometers.

History

The mining district of Julcani has been known since colonial times. Between 1936 and 1945 the Swiss-Peruvian Julcani Mining Company mined the veins on an industrial scale. The mine was then worked by the Cerro de Pasco Corporation until 1951. In 1953, the Buenaventura Mining Company was founded and has worked the Julcani mines until today, more than 68 years later.

Title, leases and options

The Julcani mining unit, comprises six mining concessions and one beneficiation concession (concentrator). These six concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Julcani’s concessions have a total area of approximately 11,566 hectares.

Mineralization

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver that presents mainly as sulpho-salts in many mineralogically complex veins. They are hosted in dacite domes, tuffs, breccias and other tertiary volcanic rocks.

Operations and infrastructure

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 600 tons per day. Water for operations in Julcani is obtained from mine drainage (that must be previously treated with lime), from seasonal streams and a small lagoon.

The mining method used in this operation is cut and fill, for which the primary equipment employed are pneumatic shovels, and locomotives. The mine is currently deepening the mine at level 710 operating with synergistic equipment such as electric shovels, jumbo jets and battery powered locomotives.

Electric power for the site is generated by two hydroelectric plants, Huapa and El Ingenio.Power is also provided by the Peruvian national electricity grid which Julcani is connected to.

Production

The Julcani mine is in the production stage and has a treatment plant capacity of 600 tons of ore per day. The table below summarizes the Julcani’s mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was consistent in terms of tonnage and grade compared to 2021, with “Acchilla” being the main mining area.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	71,943	127,925	132,298
Average ore grade
Gold grade (g/t)	0.07	0.10	0.12
Silver grade (g/t)	704.98	625.82	632.73
Lead grade (%)	0.63	0.42	0.44
Metal contained in concentrates production
Gold (Oz)	315	358	—
Silver (Oz)	1,676,731	2,572,036	2,640,689
Lead (t)	408	478	530
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	14.27	16.79	14.88
Cost applicable to sales per ton of lead (US$/t-Pb)	1,126	1,579	1,480
Capital Expenditures (in millions of US$)	1.1	2.4	1.6

Mineral Reserves and Mineral Resources

The method used to estimate resources and reserves in the Julcani property requires the person preparing the estimation to manually determine the blocks and samples to be used, as well as the scope of the grades to be considered for such purposes.  This manual determination is made subjectively by the applicable geologist upon visiting the property and is not based on objective parameters such as an interpretation of the vein.  Additionally, the information used by Company’s management for internal purposes is prepared on the basis of ‘relative coordinates’ that would need to be converted to The World Geodetic System 1984 standards for purposes of producing information compliant with the requirements of Regulation S-K 1300.

These manual processes prevent the possibility of repetition across different blocks within the property, which in turn would lead to the production of information that would not meet the standard of “transparency” required pursuant to Regulation S-K 1300.  Further, given that the scope of the samples is not based on objective natural parameters, the Company’s calculations would likely also fail to satisfy the principle of “materiality” underlying Regulation S-K 1300.

In light of the material amount of resources that would be required for the Company to produce reserves and resources information that is compliant with Regulation S-K 1300 for a property that Company management deems to be nearly depleted and immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this annual report, the Company has decided that the cost to produce such information would outweigh its benefits and therefore discontinued its reporting of reserves and resources in respect of the Julcani property going forward.

The total book value for the Julcani property and its associated plant and equipment was US$ 19.5 million as of December 31, 2022.

Tambomayo

Location and means of access

EIA COMPONENTS
COMPONENTS
WATER DAM
PROCESS PLANT
PHASE II CAMP
PTA-DR
ANTENNA TELEPHONE
WAREHOUSE
DMC
DME-I
DRFT-1
DRFT-2
LEYENDA
SIMBOLOGÍA
DESCRIPCIÓN
BUENAVENTURA
U.M. TAMBOMAYO

The Tambomayo mine is located in the province of Caylloma, Arequipa region, at an altitude between 4,550 and 5,000 meters above sea level. There is one route of access to the property through Peru’s Panamericana Highway starting in Lima and going to the city of Arequipa for a total distance of 764 kilometers. Between Arequipa and Tambomayo, there is a 300-kilometer road along Cañahuas-Sibayo-Caylloma-Talta Huarahuarco. The site is also accessible through a commercial flight from Lima to Arequipa and by highway from Tambomayo.

History

Between 1990-2004 the Hochschild mining company developed several exploration campaigns in the Surihuire mountain without any success. For the years 2006-2007, CEDIMIN SAC (Shila-Paula) carried out the procedures to delineate the high zones of the eastern part of the Molloco River, and when they obtained the concessions, they named it Tuyumina.

In 2008, exploration work began, evidencing a prominent outcrop that showed a silica-quartz outcrop, which had continuity in length, known today as the Mirtha Vein. After an aggressive exploration campaign in which geological mapping and sampling were developed, we obtained robust geological information by 2009, which included geochemical analysis of the Mirtha vein sector, which led us to begin a drilling campaign at the site in late 2009. Between January and May 2010, the results of the first drill holes were obtained, validating the continuity of the structure at depth.

Finally, in 2012, Compañía de Minas Buenaventura acquired directly 100% of the Tuyumina concessions, changing its name to Tambomayo

Title, leases and options

The Tambomayo mining unit comprises seven mining concessions and one beneficiation concession (concentrator). These seven concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Tambomayo’s concessions have a total area of approximately 29,566 hectares.

Mineralization

Tambomayo is an underground mine that is wholly owned and operated by us. It is considered an epithermal deposit with quartz veins and mineralization mainly of gold and silver with important contents of lead and zinc.

Operations and infrastructure

The underground works on the main Mirtha and Paola veins and diamond drilling carried out to date show an economic mineralization that deepens up to approximately 900 meters, and it expands horizontally over 900 meters (1,500 horizontal meters as a quartz system), increasing the size of the economic mineralization area to explore. Mining at Tambomayo is conducted underground and utilizes the sub-level toping, mechanized bench-and-fill and cut-and-fill methods.

The mining method in Tambomayo’s underground mine is sub-level stopping and mechanized bench-and-fill and cut-and-fill. These methods are used to mine massive ore body (30 meters between sublevels and a 10-meter stope span). We conduct the ore mining while horizontal labor is executed by a service contractor. The equipment used for development and exploration includes single-arm jumbos, bolters, scalers and scoop loaders (4-6yd3). The pieces of equipment used in stopes are Simbas (Cable Bolting and Production) and scoops with remote control (6-7yd3). Ore haulage to surface is done with 15-20 m3 tipper trucks. Ore is taken to the process plant with 15-20 m3 tipper trucks.

Tambomayo is connected to the Peruvian electricity grid and water for its operations comes from the damming of a stream with seasonal variations in flow.

Production

The Tambomayo mine is in the production stage and has a treatment plant capacity of 1,500 tons of ore per day. The table below summarizes the Tambomayo mine’s concentrate production, metal contained in concentrates produced, and average grades for the periods indicated. Production in 2022 was significantly higher than in 2021 in volume terms because, during 2022, the operational problems that occurred post-pandemic were solved, allowing the operation to be carried out at full capacity. However, the gold grade in 2022 was lower than in 2021 due to the depletion of reserves.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	510,405	566,881	634,368
Average ore grade
Gold grade (g/t)	5.10	4.35	3.06
Silver grade (g/t)	123.44	112.86	97.12
Lead grade (%)	1.45	1.92	1.79
Zinc grade (%)	1.92	2.85	2.40
Metal contained in concentrates production
Gold (Oz)	63,477	69,554	54,320
Silver (Oz)	1,668,582	1,815,288	1,863,411
Lead (t)	6,550	9,307	10,290
Zinc (t)	5,266	13,135	13,511
Cost applicable to sales per oz. of gold (US$/Oz-Au)	941	950	1,008
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	12.85	13.61	12.11
Cost applicable to sales per ton of lead (US$/t-Pb)	1,013	1,218	1,190
Cost applicable to sales per ton of zinc (US$/t-Zn)	1,774	2,243	2,924
Capital Expenditures (in millions of US$)	3.5	3.9	3.2

Mineral Reserves and Mineral Resources

The Tambomayo Mineral Reserves are estimated at an NSR cut-off value between 72.18 US$/t to 92.58 US$/t. A minimum mining width of 2.1 to 20 m was used, and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using mine operating costs and ore treatment, as well as general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of gold: 1,800 US$/oz, silver: 22 US$/oz, lead: 2,100 US$/t, zinc: 3,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 84.8% for gold, 91.67% for silver, 79.4 % for lead and 77.2% for zinc. The current LOM plan continues through 2024. The total book value for the Tambomayo property and its associated plant and equipment was US$165.4 million as of December 31, 2022. Tambomayo – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade				Contained Metal
		Tonnage(2)	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(%)	(Oz)	(Oz)	(t)	(t)
	Proven	355,790	3.53	240.74	0.91	1.36	40,379	2,753,815	3,238	4,839
100%	Probable	556,150	2.19	168.89	0.60	0.97	39,159	3,019,895	3,337	5,395
	Subtotal	911,940	2.71	196.92	0.72	1.12	79,538	5,773,710	6,575	10,234

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Tambomayo Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral reserve and mineral resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Tambomayo Technical Report Summary.

Tambomayo – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver	Lead	Zinc
Class	(t)	(Oz)	(Oz)	(t)	(t)
Proven	(131,666)	(12,802)	(623,880)	(1,556)	(2,347)
Probable	(344,738)	(42,150)	(837,108)	(4,951)	(7,026)
Subtotal	(476,404)	(54,952)	(1,460,988)	(6,506)	(9,374)

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.

In comparison to 2021, Tambomayo’s Mineral Reserves show a decrease, mainly due to depletion of 2022 production and sterilization of remaining areas.

Tambomayo – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade				Contained Metal
		Tonnage(2)	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(%)	(Oz)	(Oz)	(t)	(t)
	Measured	226,639	3.94	151.34	1.04	1.74	28,709	1,102,737	2,357	3,944
	Indicated	281,565	2.04	134.60	0.93	1.54	18,467	1,218,494	2,619	4,336
100%	Subtotal	508,204	2.89	142.07	0.98	1.63	47,176	2,321,231	4,976	8,280
	Inferred	120,832	1.72	259.38	0.79	1.09	6,698	1,007,642	955	1,317

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Tambomayo Mineral Resources estimates in the table above were estimated with a 3D geological model informed by various types of data (mainly drill holes, mine channels, mapping of workings and interpretation of sections) to constrain and control the forms of the veins and their domains. Drilling data from cores and mine channels were combined into geological structures, Au, Ag, Pb and Zn grades were interpolated into block models for the different zones of the mine using the methods of Ordinary Kriging and Inverse Distance in its different veins. The results were validated visually, through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Tambomayo Technical Report Summary.

Tambomayo – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Lead	Zinc
Class	(t)	(Oz)	(Oz)	(t)	(t)
Measured	(26,895)	(2,955)	(175,074)	(427)	(518)
Indicated	(22,325)	(1,039)	(113,831)	(106)	(93)
Subtotal	(49,220)	(3,994)	(288,905)	(534)	(611)
Inferred	560	20	(3,100)	9	20

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.

In comparison to 2021, Tambomayo’s Mineral Resources show a deacrease, mainly due to the depletion of 2022 production. This was partially offset by the price increase for gold and silver, and the NSR cutoff reduction.

El Brocal

Location and means of access

358000
360000
362000
8812000
8810000
8808000
8806000
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
LEGEND
Minor curves (31 th December 2021)
Major curves (31 th December 2021)
Mine Access Roads
Botadero Sur DME Limit
Condorcayan DME Limit
EL BROCAL
Sociedad Minera "El Brocal" S.A.A.
TOPOGRAPHY: MINE PLANNING
CAD : E. TRINIDAD L.
REVIEWED : Ing°. L. NUÑEZ
PASSED : Ing°. R. HERRADA
GENERAL & SITE PLANS 2021
GENERAL ARRAGEMENT
SCALE : 1/20,000
DATE : NOVEMBER 2021
SUPERINT. ENG. PLAN.
Nº 01
Coordinate System
UTM WGS84 Zone 18 South

ITEM	DESCRIPTION
1	Condorcayan DME
2	Explosives Storage
3	Fleet dispatch office
4	Tajo Norte Mine Pit
5	Colquijirca Town
6	Permanent Camp
7	Contractor Camp
8	Truck Shop
9	Crusher
10	Conveyor belt
11	Water Treatment Plant Acidic
12	Marcapunta - North entrance
13	Botadero Sur DME
14	Cemetery
15	Open Oxidation Wells
16	Nuevo Smelter Town
17	Smelter natural reservoir
18	Smelter Town
19	Huachuacaja tailing dam
20	Archaeological zone
21	Marcapunta hill
22	Marcapunta - South entrance
23	Huachuacaja tailing dam - Principal dyke
24	Huaraucaca Process Plant
25	Huaraucaca tailing dam

The Tajo Norte and Marcapunta mines are adjacent and are located 285 kilometers east of the city of Lima and 10 kilometers south of the city of Cerro de Pasco. There are three routes of access to the property: (1) Through Peru´s Central Highway starting in Lima and continuing to the city of Colquijirca for a total distance of 240 kilometers, (2) through the Canta - Huaral highway for a total distance of 250 kilometers and (3) a commercial flight from Lima to Jauja followed by travel on the highway from Jauja to Colquijirca for a total distance of 142 kilometers.

History

The Tajo Norte (also known as Colquijirca) and Marcapunta Norte mines are wholly owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.43% as of December 31, 2022.

Title, leases and options

The El Brocal mining unit comprises one mining concession, one mining transport concession and one beneficiation concession (concentrator). These concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. El Brocal’s concession has an extension of approximately 32,819 ha.

Mineralization

El Brocal produces copper, zinc, lead and silver concentrates from the Tajo Norte mine and copper concentrates from the Marcapunta mine. The Colquijirca mine consists of three important polymetallic deposits: (1) Tajo Norte–Sur, which contains zinc, silver, lead, copper and gold; (2) Marcapunta, which contains an auriferous mineralization in breccia oxides and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta mine; and (3) San Gregorio, which contains zinc.

Operations and infrastructure

The Tajo Norte (Colquijirca) and Marcapunta mines primarily rely on a power line connected to the Peruvian national electricity grid, and the ore from the mines is primarily treated in two plants. In 2022, for the period in which the plants were able to operate without the interference of COVID-19 restrictions, the two plants treated on an average of 13,313 tons per day.

As in 2022, in 2023, El Brocal continued to focus on optimizing Marcapunta’s mining method, while also seeking the optimization of productivity and production costs, as well as accelerating the conversion of resources to reserves.

The mining method in the Marcapunta mine (Underground) is sub-level stopping with long pillars and backfill. This method is used to mine the Copper mantle that has an ore thickness up to 60 meters. Mining is made by contactor with its own equipment. The equipment used for development are 2 arm jumbos with 6 yd3 underground loaders. The equipment used for production includes S7 top hammer Simbas and a Wassara ITH (down-the-hole hammer) drill with 6 yd3 underground loaders with remote control. Ore haulage to surface is done with 12 m3 and 15 m3 tipper trucks. Ore is taken to the process plant with 20 m3 tipper trucks. In 2023, we are planning to use 9 yd3 underground loaders and additional ITH drills. Bench height is also being optimized in new zones from 20 meters to 30 meters.

Meanwhile, the mining method in Tajo Norte is an open pit. It is a conventional truck and shovel operation, through a contractor. The height of a workbench is 6 meters and the equipment used includes DM45 and DML drilling rigs. Loading is by hydraulic excavators EC950E (5.6 m3) and 374D (4.6 m3) and hauling is by G500 B8X4 trucks (24.5 m3). For 2023, we are planning to increase the underground mine production (up to 10,000 tons per day) and to reduce the open pit production due to a permit delay. To maximize mine production, Tajo Norte mine employs a fleet management system that supports the transmission and receipt of data across the mobile fleet and supports the collection of data which is input directly by equipment operators. We are testing this system in the underground mine to optimize the fleet utilization.

Production

The El Brocal mine is in the production stage and has a treatment plant capacity of 20,000 tons of ore per day. The table below summarizes the El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was significantly lower than 2021 due to the lower volume of ore treated. The deacrease was due to stability problems in the west wall of the pit. This decrease was partially offset by copper production from the underground mine.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	2,782,313	2,450,214	172,005
Average ore grade
Silver grade (g/t)	41.37	73.10	52.54
Lead grade (%)	1.17	0.88	1.01
Zinc grade (%)	3.54	2.51	2.54
Metal contained in concentrates production
Silver (Oz)	2,520,528	4,069,870	1,843,264
Lead (t)	20,066	10,096	6,791
Zinc (t)	54,909	35,975	23,359
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	16.80	15.35	17.23
Cost applicable to sales per ton of lead (US$/t-Pb)	1,123	1,352	1,583
Cost applicable to sales per ton of zinc (US$/t-Zn)	1,923	1,937	2,734
Capital Expenditures (in millions of US$)	24.0	37.6	61.9

The table below summarizes the El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was lower than 2021 due to the mining plan for 2022 contemplated developing the phases that have Pb/Zn ore.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	91,477	313,515	172,005
Average ore grade
Gold grade (g/t)	0.04	0.13	0.13
Silver grade (g/t)	118.19	140.15	66.57
Copper grade (%)	1.04	0.98	1.10
Metal contained in concentrates production
Gold (Oz)	36	319	189
Silver (Oz)	175,556	797,884	199,632
Copper (t)	570	1,957	1,187
Cost applicable to sales per oz. of gold (US$/Oz)	1,548	1,254	1,477
Cost applicable to sales per oz. of silver (US$/Oz)	16.80	15.35	17.23
Cost applicable to sales per ton of copper (US$/t)	5,135	6,593	6,614
Capital Expenditures (in millions of US$)	24.0	37.6	61.9

The table below summarizes the El Brocal Marcapunta underground mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was higher than 2021 due to higher ore treated.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	1,659,731	2,517,474	3,030,696
Average ore grade
Gold grade (g/t)	0.55	0.78	0.67
Silver grade (g/t)	24.26	29.89	27.70
Copper grade (%)	1.97	1.70	1.78
Metal contained in concentrates production
Gold (Oz)	11,816	17,549	23,170
Silver (Oz)	812,501	1,291,226	1,513,932
Copper (t)	30,038	35,679	46,165
Cost applicable to sales per oz. of gold (US$/Oz)	1,548	1,254	1,477
Cost applicable to sales per oz. of silver (US$/Oz)	16.80	15.35	17.23
Cost applicable to sales per ton of copper (US$/t)	5,135	6,593	6,614
Capital Expenditures (in millions of US$)	24.0	37.6	61.9

Mineral Reserves and Mineral Resources

The Brocal Zinc-Lead-Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 27.74 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of silver: 22 US$/oz, lead: 2,100 US$/t, Zinc: 3,000 US$/t, Copper: 8,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade.  Recoveries at LOM average head grade for lead-zinc open pit is 43.2% for lead, 54.2% for zinc and 28.7% for silver. The current LOM plan continues through 2034 with no production of this ore between 2028 to 2032. The total book value for the El Brocal property and its associated plant and equipment was US$464.8 million as of December 31, 2022.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2022 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	2,384,446	88.33	1.43	2.76	6,771,826	34,097	65,811
61.43%	Probable	1,374,440	85.85	0.71	2.08	3,793,454	9,759	28,588
	Subtotal	3,758,886	87.42	1.17	2.51	10,565,280	43,856	94,399

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	3,881,566	88.33	1.43	2.76	11,023,647	55,506	107,131
100%	Probable	2,237,408	85.85	0.71	2.08	6,175,246	15,886	46,538
	Subtotal	6,118,974	87.42	1.17	2.51	17,198,893	71,392	153,669

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the El Brocal Technical Report Summary.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	(557,340)	(1,886,663)	(6,224)	(12,080)
Probable	(725,205)	(2,411,676)	(5,018)	(1,738)
Subtotal	(1,282,545)	(4,298,338)	(11,242)	(13,819)

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	(907,276)	(3,071,240)	(10,132)	(19,665)
Probable	(1,180,540)	(3,925,892)	(8,168)	(2,830)
Subtotal	(2,087,816)	(6,997,132)	(18,300)	(22,495)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2021, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Reserves show a decrease mainly due to depletion of 2022 production.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2022 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	1,216,197	10.47	1.04	3.55	409,369	12,607	43,215
	Indicated	1,188,947	25.89	0.80	3.17	989,499	9,507	37,633
61.43%	Subtotal	2,405,144	18.09	0.92	3.36	1,398,868	22,113	80,848
	Inferred	1,163,363	93.54	0.36	1.59	3,498,541	4,197	18,503

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	1,979,810	10.47	1.04	3.55	666,398	20,522	70,349
	Indicated	1,935,450	25.89	0.80	3.17	1,610,775	15,475	61,261
100%	Subtotal	3,915,260	18.09	0.92	3.36	2,277,174	35,998	131,610
	Inferred	1,893,803	93.54	0.36	1.59	5,695,167	6,832	30,121

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) Mineral Resources estimates in the table above were estimated with a 3D geological model (lithological, structural and mineralization bodies) that was elaborated with several types of data (mainly drill holes, working mapping and section interpretation) to constraint and control ore shapes and domains. Drilling data from cores were combined into geological structures, copper, zinc, lead, silver, gold, and iron grades were interpolated into block models for the different mine zones using the Ordinary Kriging method in each domain. The results were visually validated through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the El Brocal Technical Report Summary.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	546,999	96,648	4,247	17,921
Indicated	395,430	17,503	2,320	13,394
Subtotal	942,430	114,151	6,567	31,314
Inferred	(56,921)	(543,095)	171	6,018

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	890,444	157,331	6,913	29,173
Indicated	643,709	28,493	3,777	21,803
Subtotal	1,534,152	185,823	10,690	50,976
Inferred	(92,661)	(884,087)	278	9,797

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2021, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show an increase, mainly due to an increase in the price of zinc. This was partially offset by the depletion of 2022 production.

The Brocal Copper-Silver zone of Tajo Norte-Sur (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 25.95 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of copper: 8,000 US$/t, gold: 1,800 US$/oz, silver: 22 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade.  Recoveries at LOM average head grade for copper open pit is 84.8% for copper, 47.3% for silver and 24.4% for gold. The current LOM plan continues through 2034. The total book value for the El Brocal property and its associated plant and equipment was US$464.8 million as of December 31, 2022.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2022 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	1,330,112	0.01	98.60	2.42	428	4,216,456	32,189
61.43%	Probable	14,348,312	0.24	15.55	1.67	110,714	7,174,156	239,617
	Subtotal	15,678,424	0.22	22.60	1.73	111,142	11,390,612	271,806

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(2)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	2,165,249	0.01	98.60	2.42	696	6,863,839	52,399
100%	Probable	23,357,174	0.24	15.55	1.67	180,228	11,678,587	390,065
	Subtotal	25,522,423	0.22	22.60	1.73	180,924	18,542,426	442,464

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the El Brocal Technical Report Summary.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(75,675)	(59)	(143,941)	(838)
Probable	(431,113)	(2,512)	(218,582)	(2,860)
Subtotal	(506,788)	(2,570)	(362,523)	(3,698)

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 61.43%.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(123,189)	(95)	(234,318)	(1,365)
Probable	(701,796)	(4,089)	(355,822)	(4,655)
Subtotal	(824,985)	(4,184)	(590,140)	(6,020)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2021, El Brocal Copper-Silver zone of Tajo Norte (Colquijirca)’s Mineral Reserves show a decrease mainly due to depletion of 2022 production and change in modifying factors (cutoff increment 25.9 $/t in 2021 and 27.7 $/t in 2022).

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2022 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	19,235	0.03	113.68	2.67	18	70,298	514
	Indicated	661,948	0.12	27.39	1.70	2,656	582,935	11,275
61.43%	Subtotal	681,183	0.12	29.83	1.73	2,674	653,233	11,789
	Inferred	8,212,739	0.17	15.56	1.56	44,870	4,107,886	127,725

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	31,311	0.03	113.68	2.67	29	114,436	837
	Indicated	1,077,565	0.12	27.39	1.70	4,324	948,941	18,354
100%	Subtotal	1,108,876	0.12	29.83	1.73	4,353	1,063,377	19,191
	Inferred	13,369,264	0.17	15.56	1.56	73,042	6,687,100	207,919

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Resources estimates in the table above were estimated with a 3D geological model (lithological, structural and mineralization bodies) that was elaborated with several types of data (mainly drill holes, working mapping and section interpretation) to constraint and control ore shapes and domains. Drilling data from cores were combined into geological structures, copper, zinc, lead, silver, gold, and iron grades were interpolated into block models for the different mine zones using the Ordinary Kriging method in each domain. The results were visually validated through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the El Brocal Technical Report Summary.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	2,033	(2)	(6,801)	7
Indicated	(58,833)	(39)	(15,908)	(1,120)
Subtotal	(56,800)	(41)	(22,709)	(1,113)
Inferred	(291,585)	(491)	(64,116)	(3,294)

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 61.43%.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	3,310	(4)	(11,071)	12
Indicated	(95,772)	(63)	(25,897)	(1,823)
Subtotal	(92,462)	(66)	(36,968)	(1,811)
Inferred	(474,663)	(800)	(104,373)	(5,362)

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2021, El Brocal Copper-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show a decrease, mainly due to depletion of 2022 production and pit shell update with new recorded parameters. This was partially offset by NSR cutoff decrease and metal prices update.

The Brocal Marcapunta Mineral Reserves are estimated at an NSR cut-off value between 38.56 US$/t to 43.23 US$/t. A minimum mining width of 8 to 16 m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of copper: 8,000 US$/t, gold: 1,800 US$/oz and silver: 22 US$/oz.  Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 82.7% for copper, 52.0% for silver and 31.1% for gold. The current LOM plan continues through 2032. The total book value for the El Brocal property and its associated plant and equipment was US$464.8 million as of December 31, 2022.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2022 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	19,241	0.64	29.55	1.23	396	18,279	237
61.43%	Probable	18,148,027	0.78	22.08	1.28	455,108	12,885,099	232,294
	Subtotal	18,167,268	0.78	22.09	1.28	455,504	12,903,378	232,531

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	31,322	0.64	29.55	1.23	644	29,756	385
100%	Probable	29,542,613	0.78	22.08	1.28	740,857	20,975,255	378,145
	Subtotal	29,573,935	0.78	22.09	1.28	741,501	21,005,011	378,530

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The El Brocal Marcapunta Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the El Brocal Technical Report Summary.

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(1,979)	(78)	(3,106)	(14)
Probable	(1,785,982)	(38,063)	(1,383,434)	(30,385)
Subtotal	(1,787,961)	(38,140)	(1,386,540)	(30,399)

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(3,222)	(126)	(5,057)	(23)
Probable	(2,907,345)	(61,961)	(2,252,049)	(49,463)
Subtotal	(2,910,566)	(62,087)	(2,257,106)	(49,485)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2021, El Brocal Marcapunta’s Mineral Reserves show a decrease mainly due depletion of 2022 production, change in modifying factors (Cutoff increment 37.49 $/t in 2021 to 38.56 $/t in 2022) and sterilization of remaining areas.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2022 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	552,400	1.05	41.23	2.63	18,616	732,221	14,519
	Indicated	17,949,399	0.88	24.72	1.58	505,224	14,265,267	283,647
61.43%	Subtotal	18,501,799	0.88	25.21	1.61	523,839	14,997,487	298,166
	Inferred	11,985,508	0.81	22.44	1.76	310,638	8,646,234	210,895

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	899,235	1.05	41.23	2.63	30,304	1,191,959	23,635
	Indicated	29,219,272	0.88	24.72	1.58	822,438	23,221,987	461,740
100%	Subtotal	30,118,507	0.88	25.21	1.61	852,742	24,413,946	485,375
	Inferred	19,510,839	0.81	22.44	1.76	505,678	14,074,938	343,310

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The El Brocal Marcapunta Mineral Resources estimates in the table above were estimated with a 3D geological model (lithological, structural and mineralization bodies) that was elaborated with several types of data (mainly drill holes, working mapping and section interpretation) to constraint and control ore shapes and domains. Drilling data from cores were combined into geological structures, copper, zinc, lead, silver, gold, and iron grades were interpolated into block models for the different mine zones using the Ordinary Kriging method in each domain. The results were visually validated through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the El Brocal Technical Report Summary.

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	3,749	215	849	30
Indicated	316,519	11,196	195,569	2,733
Subtotal	320,268	11,410	196,418	2,763
Inferred	(103,437)	402	(120,248)	(1,572)

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	6,103	349	1,382	49
Indicated	515,252	18,225	318,361	4,450
Subtotal	521,355	18,574	319,743	4,498
Inferred	(168,382)	655	(195,748)	(2,559)

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2021, El Brocal Marcapunta’s Mineral Resources show an increase, mainly due to an increase in pitshell with the new recorded parameters, a decrease in NSR cutoff and an increase in metal prices. This was partially offset by the depletion of 2022 production.

La Zanja

Location and means of access

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca, 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Pulán where the mining concession is located. La Zanja is operated by us.

History

In 1990, La Zanja was part of the northern Peru project established between Buenaventura and Newmont, covering 83,900 hectares in the Yanacocha volcanic belt by Buenaventura Ingenieros S.A. In addition to La Zanja, other copper and gold prospects were discovered in the La Huaca, Peña Verde and Galeno zones. In 1997, a total of 3,800 m of diamond drilling was completed at La Zanja.

After many years, in August 2010, the Peruvian government granted permits to Buenaventura to commence metallurgical operations at La Zanja. In September of 2010, Buenaventura and Newmont began production at La Zanja. The mine was expected to produce 100,000 oz Au per year over a seven-year mine life.

Title, leases and options

The operation area has mining concessions assigned to La Zanja, and the surrounding area also shows the presence of other concession holders such as Buenaventura, Newmont and several other companies. The La Zanja mining unit comprises 43 mining concessions and one beneficiation concession (concentrator). These 43 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. La Zanja’s concessions have an extension of approximately 27,414 hectares.

Mineralization

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulphidation environments, in addition to some bonanza Au vein epithermal systems, Cu-Au transitional epithermal-porphyry, and breccias pipe Cu-Au-Mo. We have two-ore deposits in production in oxide material: San Pedro Sur and Pampa Verde.

Operations and infrastructure

During 2021, the operation focused on the San Pedro Sur and Pampa Verde open pits. Reinterpretation geological exploration was also carried out in projects with resources and reserves. The operation is carried out with outsourced equipment, which includes loading equipment of 2.4–4.7 m3 and hauling equipment of 20-22 m3. The average material moved is 27.3 kilo tons per day.

Mining operations are conducted through the open-pit method. The plant utilizes a carbon-in-column circuit as well as a Merrill-Crowe circuit to recover gold from heap leach operations. The gold laden carbon is then transported to Coimolache to be processed into doré bars.

In 2022, a total of 14,399 meters of diamond drilling in the Cu-Au exploration project Emperatriz, and the extensions of the corridors Olga and Isabel were confirmed.

Production

The La Zanja mine is in the production stage and has a treatment plant capacity of 20,000 tons of ore per day. The table below summarizes the La Zanja mine’s doré bars production, metal contained in doré bars produced, and average grades for the periods indicated. Production in 2022 was significantly higher than in 2021 because of the operational focus on production since pre-stripping was already completed. During 2021, the clearing of phase 4 will increase, leaving the mineral exposed for 2022. In addition, loading and hauling equipment will increase. However, by December 31, 2022, the reserves were depleted.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	1,639,008	2,627,252	4,336,273
Average ore grade
Gold grade (g/t)	0.37	0.42	0.38
Silver grade (oz/t)	9.41	3.73	3.32
Metal contained in concentrates production
Gold (Oz)	17,228	22,611	29,616
Silver (Oz)	84,641	104,534	105,435
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,739	1,697	1,820
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	20.67	24.00	22.10
Capital Expenditures (in millions of US$)	0.8	1.0	1.0

Mineral Reserves and Mineral Resources

In light of the material amount of resources that would be required for the Company to produce reserves and resources information that is compliant with Regulation S-K 1300 for a property that Company management deems to be nearly depleted and immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this annual report, the Company has decided that the cost to produce such information would outweigh its benefits and therefore discontinued its reporting of reserves and resources in respect of the La Zanja property going forward.

The total book value for the La Zanja property and its associated plant and equipment was US$ 7.0 million as of December 31, 2022.

Coimolache

Location and means of access

9 256 500 N
9 255 000 N
9 253 500 N
CIA MINERA COIMOLACHE S.A.
MINA TANTAHUATAY
GENERAL & SITE PLANS 2021
GENERAL ARRAGEMENT
01

Coimolache is a gold and silver mine located in the district and province of Hualgayoc, in the department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Chugur, where the mining concession is located. Coimolache is operated by Buenaventura, and wholly owned by Coimolache, in which we hold a 40.095% equity interest.

History

In the Coimolache Project, initial explorations took place from 1991 to 1998 by Southern Peru and in 1992 Compañía Minera Coimolache S.A. (CMC) was established, with 40.09% shareholding by Cía. Minera Buenaventura S.A.A. (BVN), 44.24% by Southern Copper Corporation (SPCC) and 15.67% by ESPRO S.A.C.

Coimolache’s history is linked from its origins to the Hualgayoc Mining District, as a historic mining center in northern Peru. The first work in the area was recorded from 1969 to 1971 by the British Geological Survey (BGS) who carried out sediment sampling in the region and the district and identified seven anomalies in the Tantahuatay and Sinchao creeks. From 1970 to 1991 Cia. Minera Colquirrumi S.A., developed exploration and exploitation works in the Hualgayoc district.

The first works during SPCC’s administration involved geological mapping, rock and soil geochemistry in trenches and test pits. From 1994 to 1998 they carried out 27,411 meters of diamond drilling between the sectors of Tantahuatay, Mirador, Ciénaga and Peña de las Águilas as Calera Orbamas S.A. (the company’s name was CMC at that time).

BVN took over the administration in 1999 and carried out underground exploration for oxides with two tunnels in the deposits of Tantahuatay 2 (BISA)and Cienaga Norte, respectively and carried out diamond infill drilling in the deposits of Tantahuatay 2 (BISA) and Ciénaga Norte, Mirador Norte (CEDIMIN) during 2002 and from 2006 to 2007, for a total of 6,063 meters. The project is part of the final exploration plans of Cia. Minera Colquirrumi of the Buenaventura group.

CMC began the pre-feasibility stage in 2007, the EIA was completed with a public hearing in Hualgayoc in 2008, and construction began in 2009. The oxide operation started in June 2011.

Title, leases and options

The area of the concessions in which CMC performs exploitation and beneficiation activities totalizes 16,713.52 hectares (SRK, 2019) and the titleholder is Compañía Minera Coimolache S.A.

There are 26 mining concessions and one beneficiation concession (beneficiation plant). These 26 concessions cover the area of the mines and the exploration projects. The mining operation and the explorations are conducted within the mining concessions. SRK indicates that all the mining reserves and resources presented in this report are located within these concessions controlled by Compañía Minera Coimolache.

Mineralization

Geologically, the Coimolache ore deposits are located in a sequence volcano-magmatic hydrothermal, predominantly linked to the regional mineralized sector northern of Peru.

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

Operations and infrastructure

During 2022, the operation was focused on the Mirador, Tantahuatay 2 and Ciénaga Norte areas. Reinterpretation geological exploration was also performed at projects with resources and reserves. The operation is carried out with outsourced equipment, which includes loading equipment of 5.6-3.6 m3 and hauling equipment of 15-22 m3. The average material moved is 46.2 kilo tons per day.

Production

The Coimolache mine is in the production stage and has a treatment plan capacity of 30,000 tons of ore per day. The table below summarizes the Coimolache mine’s doré bars production, metal contained in doré bars produced and average grades for the periods indicated. Production in 2022 decreased slightly compared to 2021, mainly due to delays in permits related to leach pad constraints.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in tonnes)	12,043,702	10,505,027	7,712,047
Average ore grade
Gold grade (g/t)	0.43	0.45	0.44
Silver grade (oz/t)	15.09	8.40	3.11
Metal contained in concentrates production
Gold (Oz)	106,017	110,575	82,408
Silver (Oz)	699,361	647,468	296,968
Cost applicable to sales per oz. of gold (US$/Oz-Au)	854	936	1,393
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	10.13	13.49	16.77
Capital Expenditures (in millions of US$)	19.2	20.7	20.7

Mineral Reserves and Mineral Resources

The Coimolache Mineral Reserves are estimated at an internal NSR cut-off value between 4.54 US$/t to 7.95 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of gold: 1,800 US$/oz and silver: 22 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade.  Recoveries at LOM average amounts to 72.6% for gold and 15.7% silver. The current LOM plan continues through 2027. The total book value for the Coimolache property and its associated plant and equipment was US$109.4 million as of December 31, 2022.

Coimolache – Year End Mineral Reserves as of December 31, 2022 (on 40.095% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
40.095%	Probable	19,460,473	0.32	9.56	200,214	5,981,393
	Subtotal	19,460,473	0.32	9.56	200,214	5,981,393

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 40.095% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

Coimolache – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
100%	Probable	48,535,910	0.32	9.56	499,349	14,918,051
	Subtotal	48,535,910	0.32	9.56	499,349	14,918,051

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 40.095% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Coimolache Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Coimolache Technical Report Summary.

Coimolache – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	—	—	—
Probable	(6,783,124)	(50,940)	(1,122,233)
Subtotal	(6,783,124)	(50,940)	(1,122,233)

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 40.095%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 40.095%.

Coimolache – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	—	—	—
Probable	(16,917,631)	(127,049)	(2,798,936)
Subtotal	(16,917,631)	(127,049)	(2,798,936)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 40.095%.

In comparison to 2021, Coimolache’s Mineral Reserves show a decrease mainly due to depletion of 2022 production and change modifying factors (Cutoff increment 3.85 to 4.54$/t in 2022 due to the update of the costs with the year 2022).

Coimolache – Year End Mineral Resources as of December 31, 2022 (on 40.095% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	6,991,986	0.28	16.46	62,922	3,699,954
40.095%	Subtotal	6,991,986	0.28	16.46	62,922	3,699,954
	Inferred	2,567,789	0.29	7.54	24,252	622,789

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 40.095% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

Coimolache – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	17,438,550	0.28	16.46	156,932	9,227,968
100%	Subtotal	17,438,550	0.28	16.46	156,932	9,227,968
	Inferred	6,404,262	0.29	7.54	60,486	1,553,283

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 40.095% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Coimolache Mineral Resources estimates in the table above were estimated with three independent block models that were prepared for each of Tantahuatay’s deposits: Tantahuatay, Cienaga and Mirador, which are open-pit operations. 3D geological model was generated by Buenaventura for different types of data (mainly drill holes, blastholes, working mapping and section interpretation) to constrain and control mineralization and its domains. Drilling data from cores were combined into geological structures. Gold and silver grades were interpolated into block models for the different deposits. Mine zones were modeled using ordinary Kriging in each deposit. The results were visually validated, through various statistical comparisons.Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Coimolache Technical Report Summary.

Coimolache – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	—	—	—
Indicated	(8,277,048)	(56,902)	(3,005,837)
Subtotal	(8,277,048)	(56,902)	(3,005,837)
Inferred	(2,675,271)	(21,176)	(575,656)

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 40.095%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 40.095%.

Coimolache – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	—	—	—
Indicated	(20,643,592)	(141,917)	(7,496,787)
Subtotal	(20,643,592)	(141,917)	(7,496,787)
Inferred	(6,672,332)	(52,814)	(1,435,730)

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 40.095%.

In comparison to 2021, Coimolache’s Mineral Resources show a deacrease, mainly due to depletion of 2022 production and a increase in NSR cutoff.

Cerro Verde

Location and means of access

We hold a 19.58% interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976 and was previously owned by the Peruvian government before its privatization in 1993. Freeport-McMoRan Inc. holds a majority interest in Cerro Verde.

History

First activities of the Cerro Verde porphyry copper deposit date back to the late 1800s when artisanal mining produced high-grade oxide ore. In 1917 Anaconda Copper Mining Company acquired the property and operated intermittently until 1970 when the property was nationalized. Minero Perú S.A., a government-controlled mining company, commenced mining and processing of ore with a SX/EW plant and pilot concentrator plant in 1977. The SX/EW plant was among the first in the world to be commissioned.

Minero Perú S.A. sold Cerro Verde to Cyprus Climax Metals Company in 1994. By 1996, remaining ownership included Buenaventura and a variety of individual investors trading their shares on the Lima Stock Exchange. Shortly thereafter, Cyprus invested in improvements to the leach process production. Cyprus Climax Metals Company was acquired by the Phelps Dodge Corporation (PDC) in 1999. By 2004, the SX/EW plant capacity was at 200 million pounds of copper cathode per year (Bernal and Velarde, 2004).

In 2005, SMM Cerro Verde Netherlands B.V. acquired 21 percent ownership, and Buenaventura increased their ownership to 18.3 percent while PDC retained 53.56 percent as part of construction of a primary sulfide concentrator (C1). Production started in 2006, with a capacity of 108,000 metric tons of ore per day. In 2011, C1 capacity was increased to 120,000 metric tons per day following completion of various debottlenecking projects.

FCX acquired PDC in 2007. In 2007, FCX started a drilling program for deep exploration, infill confirmation, geomechanical, hydrogeological, and condemnation targets. Between 2008 and 2011, more than 200,000 meters were drilled.

Construction of new, additional concentrator facilities (C2) with a nominal capacity of 240,000 metric tons of ore per day was completed in 2016. As a result, the total Cerro Verde concentrating capacity expanded to 360,000 metric tons of ore per day. Recent production trends are exceeding the designed capacities. In 2018, ore processing capacity of C2 was increased to 288,000 metric tons of ore per day. As a result of several efficiency initiatives implemented over the past several years, the Cerro Verde’s two concentrators were able to achieve a combined average milling rate exceeding 400,000 metric tons of ore per day in 2022.

The Cerro Verde mine is a well-developed property currently in operation and all previous exploration and development work has been incorporated where appropriate in the access and operation of the property.

Title, leases and options

In Peru, mining rights through claims and concessions are regulated by Peru’s General Mining Law. Cerro Verde’s major operations take place in the mining concession “Cerro Verde No 1, 2, y 3” and in the Cerro Verde processing facilities concession “Cerro Verde Beneficiation Plant”, (hereinafter the “Beneficiation Plant”). Sociedad Minera Cerro Verde is the titleholder of the entire mining concession, all other concessions, and areas where the Cerro Verde operations are located. They are retained through the annual payments of rights for the concessions or the corresponding penalties for not exploiting them. Surface land is not owned; however, Supreme Decree 017-1996-AG granted mining companies surface rights of those concessions already titled by the time this regulation was passed upon formal declaration before the Peruvian Ministry of Energy and Mines (MINEM). Cerro Verde mining and main core concessions were declared and exempted from the farmland’s privatization processes. The Beneficiation Plant authorization includes the processing and recovery methods of ore entirely sourced from the mining concession.

Mineralization

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

Operations and infrastructure

Cerro Verde’s operation consists of an open-pit copper mine, that includes (i) two concentrator facilities with a total design capacity of 360,000 metric ton-per-day, (ii) solution extraction and electrowinning (SX/EW) leaching facilities with leach copper production derived from a 39,000 metric ton-per-day crushed leach facility and (iii) a run-of-mine (ROM) leach system with a capacity of 100,000 metric tons-per-day. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year.

Cerro Verde has sufficient equipment to move an average of 1,000,000 metric tons of material per day using a fleet of haul trucks. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde receives electrical power under long-term contracts with electric utility companies. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs, which Cerro Verde believes will be sufficient to support its currently planned operations.

Production

The Cerro Verde mine is in the production stage and has an actual treatment plant capacity of approximately 400,000 metric tons of ore per day. The table below summarizes the Cerro Verde mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was higher than 2021 due to higher combined head grade and throughput processed at concentrator plants.

	For the Year Ended December 31,
	2020	2021	2022
Treatment ore (in thousand metric tonnes)	149,474	164,717	171,348
Average ore grade
Copper grade (%)	0.34	0.31	0.33
Metal contained in production
Silver (Oz)	3,384,056	3,683,926	4,415,291
Copper (MT)	371,992	402,370	441,553
Molybdenum (MT)	8,574	9,351	10,558
Copper Cash Cost (US$/Cu Lb)	1.65	1.82	2.07
Capital Expenditures (in millions of US$)	176.4	160.9	206.4

Mineral Reserves and Mineral Resources

Cerro Verde Mineral Reserves are estimated at an operational cut-off grade of 0.13% equivalent copper for mill operations. In defining open-pit mineral reserves, Cerro Verde applies an “operational cutoff grade” strategy, wherein multiple processing options, throughput constraints, mine development and ore availability are given consideration to maximize the value of our operations. Cerro Verde’s executive management establishes reasonable long-term metal pricing to be used in determining mineral reserves and mineral resources. These prices are based on reviewing external market projections, historical prices, comparison of peer mining companies’ reported price estimates, and internal capital investment guidelines. The long-term sale prices align the company’s strategy for evaluating the economic feasibility of the mineral reserves and mineral resources. Mineral Reserves are estimated using average long term metal prices of copper: 3.00 US$/lb, silver: 20 US$/oz, molybdenum: 12 US$/lb. Metallurgical recoveries based on historical processing data and are variable as a function of head grade. Recoveries at LOM is 85% for copper, 45% for silver and 54% for molybdenum. The current LOM plan continues through 2052. The total book value for the Cerro Verde property and its associated plant and equipment was US$5,387 million as of December 31, 2022.

Cerro Verde – Year End Mineral Reserves as of December 31, 2022 (on 19.58% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	130	0.37	0.02	1.94	1,054	43	7,582
19.58%	Probable	699	0.34	0.01	1.83	5,303	207	40,191
	Subtotal	829	0.35	0.01	1.85	6,357	250	47,773

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The various employees of Freeport-McMoran Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Reserves

Cerro Verde – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	664	0.37	0.02	1.94	5,383	219	38,724
100%	Probable	3,571	0.34	0.01	1.83	27,083	1,059	205,268
	Subtotal	4,235	0.35	0.01	1.85	32,466	1,278	243,992

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 19.58% of this property
3.	Numbers may not add due to rounding.
4.	The various employees of Freeport-McMoran Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Reserves

The Cerro Verde Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Cerro Verde Technical Report Summary.

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

			Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	(11)	(133)	(4)	(860)
Probable	57	190	8	1,383
Subtotal	46	57	4	523

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 19.58%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

			Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	(58)	(680)	(19)	(4,390)
Probable	294	973	39	7,068
Subtotal	236	292	20	2,678

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2021, Cerro Verde’s Mineral Reserves show an increase mainly due to the result of higher reserve metal prices

Cerro Verde – Year End Mineral Resources as of December 31, 2022 (on 19.58% Buenaventura attributable ownership basis) (1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	8	0.28	0.01	1.16	46	1	283
19.58%	Indicated	411	0.32	0.01	1.72	2,939	97	22,678
	Subtotal	419	0.32	0.01	1.71	2,985	98	22,961
	Inferred	278	0.33	0.01	1.73	2,014	68	15,439

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The various employees of Freeport-McMoran Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Resources.

Cerro Verde – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	39	0.28	0.01	1.16	236	7	1,447
100%	Indicated	2,100	0.32	0.01	1.72	15,012	494	115,822
	Subtotal	2,139	0.32	0.01	1.71	15,247	501	117,269
	Inferred	1,418	0.33	0.01	1.73	10,285	347	78,850

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 19.58% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The various employees of Freeport-McMoran Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Resources

The Cerro Verde Mineral Resources estimates in the table above are evaluated using the application of technical and economic factors to a geologic resource block model and employing optimization algorithms to generate digital surfaces of mining limits, using specialized geologic and mine planning computer software. The resulting surfaces volumetrically identify material as potentially economical, using the assumed parameters. Mineral resources are the resultant contained metal inventories. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Cerro Verde Technical Report Summary.

Cerro Verde – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

			Contained Metal
	Tonnage(1)(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	1	3	—	58
Indicated	120	664	16	5,261
Subtotal	121	667	17	5,319
Inferred	143	977	33	7,523

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 19.58%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

			Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	7	13	2	296
Indicated	612	3,392	84	26,870
Subtotal	620	3,405	86	27,166
Inferred	731	4,990	168	38,421

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2021, Cerro Verde’s Mineral Resources show an increase, primarily the result of higher resource metal prices partly offset by converting material from mineral resources to mineral reserves in revised mine designs.

Mining greenfield projects

Project Name	Current Project Status
San Gabriel(1)	Development
Trapiche(2)	Development
(1)	San Gabriel qualifies as a project in the development stage under S-K 1300.
(2)	Trapiche qualifies as a project in the development stage under S-K 1300.

San Gabriel

Location and means of access

TRUE NORTH
AREA OF DIRECT ENVIRONMENTAL IMPACT
CONTROL GATE 1
ACCESS ROAD 7
ACCESS ROAD 8
EXPLOSIVE MAGAZINE
ACCESS ROAD 2
PROPERTY LIMIT
EFFECTIVE PROJECT AREA
ACCESS ROAD 6
ACCESS ROAD 5
22.9 KV OVERHEAD POWER LINE (EXISTING)
22.9 KV OVERHEAD POWER LINE (ON HOLD)
PLAN 10468801-0000-G-102
"SAN GABRIEL" MAIN ELECTRICAL SUBSTATION (BY OTHERS)
220 KV OVERHEAD POWER TRANSMISSION LINE (BY OTHERS)
ACCESS ROAD 1
SECURITY CHECKPOINT
ISSUED FOR STUDY

LEGEND

ITEM	WBS	DESCRIPTION
01	1250	ELECTRICAL SUBSTATION (MINE)
02	1300	MINE OPERATIONS AREA
03	1370	GENERAL WAREHOUSE
04	1350	CORE SHED
05	1370	MINE WATER POND
06	1520	TRUCK SHOP
07	1600	ROM STOCKPILE AREA (BY OTHERS)
08	1800	MINE BACKFILL PLANT
09	2000	PROCESS PLANT
10	2630	TAILINGS THICKENING AND FILTERING PLATFORM
11	2860	PROCESS WATER POND 1
12	2880	PROCESS WATER POND 2
13	3000	FILTERED TAILINGS STORAGE DEPOSIT 1 (DRF1)
14	3000	FILTERED TAILINGS STORAGE DEPOSIT 2 (DRF2)
15	3600	TAILINGS DRYING PLATFORM 1
16	3600	TAILINGS DRYING PLATFORM 2
17	3600	TAILINGS DRYING PLATFORM 3
18	3700	TAILINGS TEMPORARY STORAGE AREA
19	4340	FUEL STATION
20	4250	CAMP SAN GABRIEL
21	4370	MAIN GATEHOUSE
22	4510	INADEQUATE MATERIAL WASTE DEPOSIT 1 (DMI1) (BY OTHERS)
23	4510	INADEQUATE MATERIAL WASTE DEPOSIT 2 (DMI2)
24	4520	TOPSOIL WASTE DEPOSIT 1 (DMO1) (BY OTHERS)
25	4520	TOPSOIL WASTE DEPOSIT 2 (DMO2)
26	4540	STERILE MATERIAL DEPOSIT 1 (BY OTHERS)
27	4560	CONCRETE BATCH PLANT
28	4570	CONSTRUCTION ADMINISTRATIVE OFFICES
29	4570	CONSTRUCTION WORKSHOPS
30	4570	MAINTENANCE SHOP FOR HEAVY CONSTRUCTION EQUIPMENT
31	4640	FRESH WATER DAM
32	4810	SEWAGE WATER TREATMENT (CAMP)
33	4840	SOLID WASTE DEPOSIT

LEGEND

- EXISTING GROUND SURFACE CONTOURS (SEE NOTE 1)
- PROPOSED FACILITIES SURFACE CONTOURS (BY OTHERS)
- PROJECTED FACILITIES SURFACE CONTOURS
- ACCESS EXISTING
- EFFECTIVE PROJECT AREA
- AREA OF DIRECT ENVIRONMENTAL IMPACT
- PROPERTY LIMIT
- TAILINGS PIPELINE
- RECOVERED WATER PIPELINE
- PROCESS WATER PIPELINE
- POTABLE WATER PIPELINE
- TREATED WATER PIPELINE
- RAW WATER PIPELINE
- 22.9 kV OVERHEAD POWER LINE (ON HOLD)
- 22.9 kV OVERHEAD POWER LINE (EXISTING)
- 220 kV OVERHEAD POWER TRANSMISSION LINE (BY OTHERS)
- RIVERS
- EXISTING INSTALLATIONS
- QUARRIES
- ARCHEOLOGICAL SITE
- WETLANDS
- CONTROL GATE
- CHIMNEY
- MINE PORTAL

NOTES:

1. THE TOPOGRAPHIC BASE WAS PROVIDED BY THE CLIENT IN FEBRUARY 2016.
2. PROJECTION SYSTEM FOR THE GENERATION OF GRID COORDINATES.
   UTM SYSTEM
   DATUM WGS 84
   ZONE 18 SOUTH.

1 : 10000

100 0 100 200 300 400 500 m

CLIENT DRAWING N°: SGB-FS-DWG-000000-001

BUENAVENTURA

Ausenco

CLIENT: COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

TITLE: FEASIBILITY STUDY – SAN GABRIEL PROJECT
OVERALL PROJECT LAYOUT
PLAN

DRAWN	R. POMA	28.MAY.2020
DRG CHECKED	N. PACHAS	28.OCT.2020
DESIGNED	E. GAMARRA	28.OCT.2020
DES. APPR	H. JUNCAL	28.OCT.2020
PROJ. APPR	J. SULLIVAN	28.OCT.2020

COPYRIGHT © Ausenco

PROJECT No	SCALE	SIZE
104688-01	1:10000	A1

DRAWING No	REV
10468801-0000-G-101	1

The San Gabriel Project is located in the Ichuña district, in the General Sánchez Cerro Province of the Moquegua Region in southern Peru. The project is approximately 837 kilometers southeast of Lima and 116 kilometers northeast of Moquegua.

The Project can be accessed from the cities of Arequipa, Moquegua and Juliaca via a mixture of paved and unpaved roads.

History

In 2003, Minera Gold Fields Peru S.A. (Gold Fields Peru) obtained the Chucapaca, Chucapaca Norte, Orcori, Yaretapampa and Yaretapampa Sur mining concessions. In February 2007, Gold Fields Peru joint ventured the Project with Buenaventura. In 2009, Buenaventura and Gold Fields Peru formed Canteras del Hallazgo S.A.C. (Canteras del Hallazgo) as the operating entity. In 2014, Buenaventura acquired a 51% interest in Gold Fields Peru and a 100% interest in Canteras del Hallazgo, giving Buenaventura a 100% interest in the Project.

Title, leases and options

The San Gabriel Project comprises five mining concessions, covering an area of 3,467.3 hectares. Buenaventura complies with the annual payment of the obligations given by the state for the maintenance of the mining property, the license fees and, if applicable, payment of any penalties incurred. Three royalties are payable on the Ichuña 2 IMG concession.

Mineralization

The San Gabriel deposit shows many of the characteristics of an intermediate sulfidation epithermal deposit.

An inlier of folded and faulted basement Jurassic-Cretaceous siliciclastic and carbonate sedimentary rocks of the Yura Group forms a basement high in the Ichuña District. It is overlain by a cover sequence of Cenozoic (Paleogene, Neogene, and Quaternary) volcaniclastic sediments and lavas.

Mineralization is hosted in Jurassic–Cretaceous Yura Group sediments, with dark grey limestones and interbedded clastic rocks of the Gramadal Formation hosting the most continuous replacement-style alteration and mineralization. The San Gabriel deposit is approximately 3,000 meters long, 250 meters wide, and averages 170 meters in thickness. It has been drill tested to a depth of 700 m.

Operations and infrastructure

The San Gabriel Project, currently under construction, is serviced by an operational 22.9 kV transmission line that was installed from the public electricity grid, servicing the mine services (1 MVA) and the Agani advance camp (650 kVA). The transmission line will continue to be used during the construction phase. Exploration and construction activities preferentially hire labour from the local communities. During construction and mine operations, Buenaventura plans to preferentially hire qualified or unskilled personnel from the populations within the project’s area of influence, including C.C. Santa Cruz de Oyo Oyo, Maycunaca and Antajahua, and C.C. Corire and the Ichuña District. Where local labor is unavailable, hiring will be first come from the region, and only afterwards from outside the region.

The required infrastructure to support the LOM plan will include the underground mine, backfill and concrete batch plants, waste rock storage facilities, topsoil stockpile, process plant, run-of-mine (ROM) stockpile, process water ponds, mine water pond, freshwater dam, filtered TSFs (FTSF), tailings thickening and filtering platform, tailings drying platforms, temporary tailings storage area, mine operations and warehouse area, administration offices, truck, maintenance and work shops, fuel station, core shed, gatehouse, accommodation camp, sewage treatment plant, temporary waste storage area, and electrical substation. The camp capacity is based on an estimate of construction personnel and operations personnel. In operation, the camp will have a capacity of 816 people. However, during construction the capacity of some modules will be increased to support a total camp capacity of 1,440 persons.

Mineral Reserves and Mineral Resources

The San Gabriel Project Mineral Reserves are estimated at an NSR cut-off value between 85 US$/t to 90 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,600 US$/oz and silver: 25 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on extensive test work data and are variable as a function of head grade. Recoveries at LOM average amounts to 85.0% for gold and 45.0% for silver. The project LOM is currently estimated at 14 years. The total book value for the San Gabriel property and its associated plant and equipment was US$381.7 million as of December 31, 2022.

San Gabriel – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	982,605	5.09	2.26	160,832	71,541
100%	Probable	13,951,754	3.97	6.72	1,778,976	3,015,826
	Subtotal	14,934,359	4.04	6.43	1,939,808	3,087,367

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is Agnitia Consultores S.A.C.

The San Gabriel Mineral Reserves are estimated by converting Measured Mineral Resources and Indicated Mineral Resources to Proven Mineral Reserves and Probable Mineral Reserves assuming a combination of overhand drift-and-fill, underhand drift-and-fill and overhand sub-level retreat mining methods. An NSR cut-off was used in preference to a grade cut-off, since both gold and silver are contributors to the Project economics. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the San Gabriel Technical Report Summary.

San Gabriel – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	0	0	0
Probable	0	0	0
Subtotal	0	0	0

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.

San Gabriel – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	379,898	1.65	2.78	20,185	33,902
100%	Indicated	10,511,584	1.61	7.24	543,286	2,447,931
	Subtotal	10,891,482	1.61	7.09	563,471	2,481,923
	Inferred	13,971,348	2.49	9.53	1,120,104	4,280,324

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The San Gabriel Mineral Resources estimates in the table above is supported by core drilling. Leapfrog Software version 6.0 and Vulcan © version 12.1 were used to construct the geological solids, prepare assay data for geostatistical analysis, construct the block model, estimate metal grades and tabulate mineral resources. Supervisor © Software version 8.13 was used for geostatistical analysis, variography, and quantitative kriging neighborhood analysis (QKNA). The block model block size of 5 x 5 x 5 meters and subblock size of 1 x 1 x 1 meters is considered acceptable given the average deposit thickness and assumptions of underground cut-and-fill mining methods. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the San Gabriel Technical Report Summary.

San Gabriel – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	0	0	0
Indicated	0	0	0
Subtotal	0	0	0
Inferred	0	0	0

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.

Trapiche

Location and means of access

TRUE NORTH
EXISTING ROAD
PROPERTY LIMIT
ENVIRONMENTAL AREA (WETLAND RESTORATION)
CONCRETE PLANT
CANTERA 05
CANTERA 06
CANTERA 02
CANTERA 03
CANTERA 04
CANTERA 07
CANTERA 01
RIO SEGUINA
ROM PHASE 1 (BELOW)
ROM PHASE 2
OXIDE WASTE PAD

TRAPICHE PROJECT PREFEASIBILITY

DWG ITEM	WBS	DESCRIPTION	DWG ITEM	WBS	DESCRIPTION
-	000	**General & Site Plans**		700	**Power Supply, Transmission & Distribution Systems**
1		Exploration Camp	43	710	Main Substation
3	001	DW1	43A	715	Backup Power Generation
4	002	DWO	-	-	-
5	003	Quarries	45	730	Transmission Lines
6A	010	East External Access Road	46	760	Distribution Lines
6B	011	West External Access Road	-	800	**Reagents**
7	015	Internal Access	47A	840	Sulfuric Acid Unloading & Storage - Agglomerator Feed
8A	050	Mine Pit	47B	840	Sulfuric Acid Unloading & Storage -SXEW Area
8B	060	Rock-Fall Protection		900	**Ancillaries - General**
-	-	**Crush & Convey Plant**	49A	901	Guard House North
9	100	Primary Crushing	49B	901	Guard House South
10	200	Coarse Ore Stockpile	50A	902	Truck Scale - Crushing Area
11	220	Secondary Crushing & Screening	50B	902	Truck Scale - SXEW Area
12	240	Tertiary Crushing	51	903	Administration/Mine Ops Building
13	260	Tertiary Screening	52	904	Laboratory Building (Column Test Area)
-	300	**Leach Pads and Ponds**	53	905	Truck Shop/Truck Wash
14	310	Agglomeration	54	908	Fuel Storage
15	320	Oxide Leach Pad	55	909	Fuel Station
16A	330	Sulfide Leach Pad (Phase 1)	56	910	Warehouse
16B	330	Sulfide Leach Pad (Phase 2)	57	911	Security/Medical & Emergency Services
16C	330	Sulfide Leach Pad (Phase 3)	58	912	Plant Maintenance Building
17	340	ROM Leach Pad	59	913	SXEW Maintenance Building
18	350	Raffinate Pond	60A	914	Core Storage (Lab Area)
19	360	ILS Collection Pond	60B	914	Core Storage (Admin Area)
20	360	ILS Event Pond	61	916	Helipad
21	370	Sulfide Feed Pond	62	918	Explosives Storage
23	370	Sulfide Phase 2 PLS Pond	63	920	Permanent Camp & Dining Hall
24	370	Oxide Event Pond	64	915	Waste Transfer Area
25	370	Oxide PLS Pond	65	940	Temporary Construction Facilities
-	400	**Mineral Recovery**			
26	410	Solvent Extraction			
27	420	Tank Farm			
28	500	**Electrowinning**			
29	500	Electrowinning Warehouse			
-	600	**Water Systems**			
30		Sewage Treatment Plant - Permanent Camp			
32	620	Water Treatment Plant - Mine Water			
33	620	Water Treatment Plant - Acidic / Contact Water			
34	620	Contact Water Pond			
35	650	Fresh Water Intake			
36	650	Fresh Water Non-Contact Water Pond			
37	650	Fresh/Fire Water Crush & Convey Area			
38	650	Fresh/Fire Water SXEW Area			
39	650	Fresh/Fire Water Permanent Camp			
40	650	Water Discharge Point 1			
41	650	Water Discharge Point 2			

OVERALL SITE PLAN

SCALE: 1:15000
DATUM WGS 84 18S
CONTOURS @ 25 METERS

500 250 0 500 1000
SCALE IN METERS

MOLLE VERDE

No. DE PLANO	PLANO DE REFERENCIA	No.	POR	FECHA	DETALLES DE REVISION	REV	DIB	APRO
000-GA-002	OVERALL CRUSH & CONVEY AREA PLAN							
000-GA-003	SXEW AREA PLAN							
				00-11-20	MINOR CORRECTIONS	1	TPB	LS
				00-10-20	FINAL SUBMISSION	0	TPB	LS
				14-10-20	FOR CLIENT REVIEW	B	TPB	LS

DIBUJADO	SOI	JUL 2020
REVISADO	TPB	JUL 2020
DISEÑADO	TPB	JUL 2020
DIS. APRO.	-	-
PROY. APRO.	-	-

m3

No PLANO CONSULTORA: 000-GA-001

CLIENTE: **EL MOLLE VERDE SAC**

PROYECTO: **TRAPICHE GENERAL & SITE PLANS GENERAL ARRANGEMENT OVERALL GA SITE PLAN**

COPYRIGHT

PROYECTO NO.: M3-PN200186 | ESCALA: 1:15000 | FORMATO: A1

No DE PLANO DEL CLIENTE: **TPC-PFS-DWG-000-GA-001** | REV: 1

The Trapiche Project is located in the Apurimac region in south-central Perú and is located about 95 km south of the town of Abancay and about 8 km south of the Mollebamba village in the Antabamba Province. The location coordinates are UTM 728,672 E and 8,396,177 N. The elevation of the property and deposits range from 3,900 to 4,650 meters above sea level (masl).

Two access roads are being considered for the access to the mine site from Chunchumayo. One is termed the East Access Road begins in Chunchumayo and ends in the township of Mollocco. The other road is termed the West Access Road and begins in Chunchumayo and eventually ties into the road to Mollebamba. The main access road will be built as a joint effort by the Regional Government and the Federal Government of Peru.

History

The geological prospecting work began in 1996, extending until 2000, consisting of geochemical prospecting (stream sediments), mapping and rock geochemistry, determining Cu and Mo anomalies that motivated the continuity of the explorations. In 2001-2002, a diamond drilling campaign was completed with the execution of six drill holes (2,192.95 meters). The results were positive leading to the discovery of the Trapiche porphyry with Cu-Mo sulfide mineralization.

Title, leases and options

The Trapiche Project area consists of 44,098 hectares in 38 mining concessions as well as an additional 2,300 hectares with land use rights that were granted by the Mollebamba village in 2011 through an easement agreement signed with Compañía de Minas Buenaventura and El Molle Verde S.A.C.

Mineralization

The Trapiche deposit corresponds to a typical porphyry deposit with Cu and Mo mineralization, which is related to the location of the hydrothermal polyphase quartz monzonite porphyry (QMP) and Breccia Pipe, which crosscuts sedimentary sequences of Late Jurassic to Early Cretaceous age.

The mineralization is a Cu-Mo porphyry, constituted mainly by primary and secondary copper sulfides, molybdenite and to a lesser extent, copper oxide. The highest volume of sulfides is located in the Breccia Pipe, followed by the quartz monzonite porphyry, and in a lower percentage, the Cu oxides located in the western border with contact to the breccia and calc-silicate sediments, associated with the monzonite intrusive dikes.

Operations and infrastructure

Currently, the power supply for the exploration facilities is provided by generators in the Pionner Camp area with a maximum installed capacity of 460 kW and a capacity of up to 2 MW. The closest electrical substation is Cotaruse and the closest distribution line is the high voltage line that goes from Cotaruse to Las Bambas.

The total number of people on site in years of operation is estimated at 865. However, considering the 14x7 rotation system of mining workers in Peru, a total of 1,150 people were hired. A permanent camp was designed by BISA S.A. to provide housing to 1,674 people.

The infrastructure required to support the LOM plan will include an open pit mine and haul roads, as well as a permanent sulfide leach pad, dynamic oxide on-off pad, a permanent ROM pad, topsoil material deposit (DMO), inadequate material deposit (DMI), crushing area, SXEW area, process water ponds, freshwater dam, warehouse facility, administration offices, truck shop facility, fuel station, core shed, gatehouses, accommodation camp, sewage treatment plant, waste storage area, and electrical substation.

Mineral Reserves and Mineral Resources

The Trapiche Project Mineral Reserves are estimated at an NSR cut-off value of 6.5 US$/t. The NSR cut-off value is determined using the cathodes transport charges and site operating costs.  The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of cooper: 8,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and with fixed values for each type of Ore. Recoveries at LOM average head grade estimated for copper is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. The project LOM is currently estimated at 18 years. The total book value for the Trapiche property and its associated plant and equipment was US$99.6 million as of December 31, 2022.

Trapiche – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
100%	Proven	—	—	—	—	—	—	—
	Probable	283,200,000	—	—	0.51	—	—	1,444,283
	Subtotal	283,200,000	—	—	0.51	—	—	1,444,283

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is Mining Plus Peru S.A.C.

The Trapiche Mineral Reserves are estimated based upon the following modifying factors: (1) Mineral Resources within a pit design that is based on an optimized pit shell. (2) Mining dilution and mining recovery factors. (3) Mining of the mineralized rock is considered to be economically and technically feasible. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Trapiche Technical Report Summary.

Trapiche – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	0	0	0	0
Probable	0	0	0	0
Subtotal	0	0	0	0

Notes:

1.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.

Trapiche – Year End Mineral Resources as of December 31, 2022 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(Oz)	(Oz)	(t)	(Oz)	(Oz)	(t)
	Measured	24,200,000	0.04	2.85	0.31	32,600	2,218,000	74,435
100%	Indicated	593,000,000	0.03	2.37	0.32	529,400	45,110,000	1,896,427
	Subtotal	617,200,000	0.03	2.39	0.32	562,000	47,328,000	1,970,861
	Inferred	36,610,000	0.04	4.39	0.32	49,000	5,163,000	115,666

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is Mining Plus Peru S.A.C.

The Trapiche Mineral Resources estimates in the table above were supported from 368 drill holes, totaling 102,819 meters to complete the geological block model. The Mineral Resources were reported inside an optimized pit shell and is exclusive of Mineral Reserve. The oxide and mixed Mineral Resource was reported above a cut-off grade of 0.12% and 0.14% total copper (“CuT”) respectively. The enriched and transition Mineral Resource was reported above a cut-off grade of 0.07% and 0.09% total copper, respectively, while the primary sulfide Mineral Resource was reported above a cut-off grade of 0.08% total copper. The swath plots also showed good correlation between the drill hole composite grades and the block model grades. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Trapiche Technical Report Summary.

Trapiche – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2020

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	0	0	0	0
Indicated	0	0	0	0
Subtotal	0	0	0	0
Inferred	0	0	0	0

Notes:

1.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.

Mineral Resources and Reserves

Disclosure of Mineral Resources and Reserves

The SEC amendments to its disclosure rules modernizing the mineral property disclosure requirements for mining registrants became effective on January 1, 2021. The amendments include the adoption of Subpart 1300 of Regulation S-K as promulgated by the SEC (“S-K 1300”), which governs disclosure for mining registrants S-K 1300 replaced the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7 and better align disclosure with international industry and regulatory practices.

For the meanings of certain technical terms used in this prospectus, see “Additional Information-Glossary.”

The qualified persons that have reviewed and approved the scientific and technical information contained in this annual report are identified in the footnotes to the tables summarizing the Mineral Reserves and Resources estimates. See “Information on the Company-Mining operations” below. For the meanings of certain technical terms used in this report, see “Introduction—Glossary of Selected Mining Terms.”

Presentation of information concerning Mineral Reserves

The estimates of proven and probable reserves at our mines and projects and the estimates of life of mine (LOM) included in this annual report have been prepared by the qualified persons referred to herein, and in accordance with the technical definitions established by the SEC. Under S-K 1300:

Proven Mineral Reserves are the economically mineable part of a Measured mineral resource and can only result from conversion of a measured mineral resource.

Probable Mineral Reserves are the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Measured Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated based on conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in S-K 1300 (as defined below), in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2022, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2022. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates are presented in two forms, showing figures considering 100% ownership and also adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded.

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2022. The below estimates were prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Interest			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa	100.00%	—	—	—	0.26	9.48	77.81	0.26	9.48	77.81
Tambomayo	100.00%	0.36	3.53	40.38	0.56	2.19	39.16	0.91	2.71	79.54
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	1.33	0.01	0.43	14.35	0.24	110.71	15.68	0.22	111.14
El Brocal Marcapunta	61.43%	0.02	0.64	0.40	18.15	0.78	455.11	18.17	0.78	455.50
Coimolache	40.10%	—	—	—	19.46	0.32	200.21	19.46	0.32	200.21
San Gabriel	100.00%	0.98	5.09	160.83	13.95	3.97	1,778.98	14.93	4.04	1,939.81
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—
Total		2.69	2.34	202.03	66.72	1.24	2,661.98	69.41	1.28	2,864.02

Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	—	—	—	0.26	4.35	0.04	0.26	4.35	0.04
Tambomayo	100.00%	0.36	240.74	2.75	0.56	168.89	3.02	0.91	196.92	5.77
Uchucchacua	100.00%	0.59	231.00	4.37	5.13	334.86	55.21	5.72	324.16	59.58
El Brocal Tajo Norte Pb-Zn	61.43%	2.38	88.33	6.77	1.37	85.85	3.79	3.76	87.42	10.57
El Brocal Tajo Norte Cu	61.43%	1.33	98.60	4.22	14.35	15.55	7.17	15.68	22.60	11.39
El Brocal Marcapunta	61.43%	0.02	29.55	0.02	18.15	22.08	12.89	18.17	22.09	12.90
Coimolache	40.10%	—	—	—	19.46	9.56	5.98	19.46	9.56	5.98
San Gabriel	100.00%	0.98	2.26	0.07	13.95	6.72	3.02	14.93	6.43	3.09
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	130.01	1.94	7.58	699.20	1.83	40.19	829.21	1.85	47.77
Total		135.67	6.03	25.79	772.42	5.33	131.30	908.10	5.43	157.09

Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.36	1.36	4.84	0.56	0.97	5.40	0.91	1.12	10.23
Uchucchacua	100.00%	0.59	2.27	13.37	5.13	1.94	99.60	5.72	1.98	112.97
El Brocal Tajo Norte Pb-Zn	61.43%	2.38	2.76	65.81	1.37	2.08	28.59	3.76	2.51	94.40
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—
Total		3.33	2.52	84.02	7.06	1.89	133.58	10.39	2.09	217.60

Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.36	0.91	3.24	0.56	0.60	3.34	0.91	0.72	6.58
Uchucchacua	100.00%	0.59	1.28	7.56	5.13	1.14	58.71	5.72	1.16	66.27
El Brocal Tajo Norte Pb-Zn	61.43%	2.38	1.43	34.10	1.37	0.71	9.76	3.76	1.17	43.86
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—
Total		3.33	1.35	44.89	7.06	1.02	71.81	10.39	1.12	116.70

Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	1.33	2.42	32.19	14.35	1.67	239.62	15.68	1.73	271.81
El Brocal Marcapunta	61.43%	0.02	1.23	0.24	18.15	1.28	232.29	18.17	1.28	232.53
Coimolache	40.10%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde	19.58%	130.01	0.37	478.08	699.20	0.34	2,405.34	829.21	0.35	2,883.42
Total		131.36	0.39	510.51	1,014.90	0.42	4,321.53	1,146.26	0.42	4,832.04

Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	130.01	0.02	19.45	699.20	0.01	94.05	829.21	0.01	113.50
Total		130.01	0.02	19.45	699.20	0.01	94.05	829.21	0.01	113.50

Notes:

*	Numbers may not add due to rounding.
**

This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”.

***	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.
(1)	The qualified person for the Mineral Reserves estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal and Coimolache is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C.
(3)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.
(4)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.
(5)	The point of reference used is in situ tons.

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2022 prepared in accordance with S-K 1300.

	Ownership	Proven Mineral Reserves			ProbableMineral Reserves			Total Mineral Reserves
	Interest			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa	100.00%	—	—	—	0.26	9.48	77.81	0.26	9.48	77.81
Tambomayo	100.00%	0.36	3.53	40.38	0.56	2.19	39.16	0.91	2.71	79.54
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	2.17	0.01	0.70	23.36	0.24	180.23	25.52	0.22	180.92
El Brocal Marcapunta	100.00%	0.03	0.64	0.64	29.54	0.78	740.86	29.57	0.78	741.50
Coimolache	100.00%	—	—	—	48.54	0.32	499.35	48.54	0.32	499.35
San Gabriel	100.00%	0.98	5.09	160.83	13.95	3.97	1,778.98	14.93	4.04	1,939.81
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—
Total		3.53	1.78	202.55	116.20	0.89	3,316.38	119.73	0.91	3,518.93
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	—	—	—	0.26	4.35	0.04	0.26	4.35	0.04
Tambomayo	100.00%	0.36	240.74	2.75	0.56	168.89	3.02	0.91	196.92	5.77
Uchucchacua	100.00%	0.59	231.00	4.37	5.13	334.86	55.21	5.72	324.16	59.58
El Brocal Tajo Norte Pb-Zn	100.00%	3.88	88.33	11.02	2.24	85.85	6.18	6.12	87.42	17.20
El Brocal Tajo Norte Cu	100.00%	2.17	98.60	6.86	23.36	15.55	11.68	25.52	22.60	18.54
El Brocal Marcapunta	100.00%	0.03	29.55	0.03	29.54	22.08	20.98	29.57	22.09	21.01
Coimolache	100.00%	—	—	—	48.54	9.56	14.92	48.54	9.56	14.92
San Gabriel	100.00%	0.98	2.26	0.07	13.95	6.72	3.02	14.93	6.43	3.09
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	664.00	1.94	38.72	3,571.00	1.83	205.27	4,235.00	1.85	243.99
Total		672.01	3.08	63.84	3,694.56	2.74	320.29	4,366.57	2.79	384.13
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.36	1.36	4.84	0.56	0.97	5.40	0.91	1.12	10.23
Uchucchacua	100.00%	0.59	2.27	13.37	5.13	1.94	99.60	5.72	1.98	112.97
El Brocal Tajo Norte Pb-Zn	100.00%	3.88	2.76	107.13	2.24	2.08	46.54	6.12	2.51	153.67
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—
Total		4.83	2.60	125.34	7.92	1.91	151.53	12.75	2.17	276.87
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.36	0.91	3.24	0.56	0.60	3.34	0.91	0.72	6.58
Uchucchacua	100.00%	0.59	1.28	7.56	5.13	1.14	58.71	5.72	1.16	66.27
El Brocal Tajo Norte Pb-Zn	100.00%	3.88	1.43	55.51	2.24	0.71	15.89	6.12	1.17	71.39
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—
Total		4.83	1.37	66.30	7.92	0.98	77.94	12.75	1.13	144.23
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	2.17	2.42	52.40	23.36	1.67	390.07	25.52	1.73	442.46
El Brocal Marcapunta	100.00%	0.03	1.23	0.39	29.54	1.28	378.15	29.57	1.28	378.53
Coimolache	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde	100.00%	664.00	0.37	2,441.69	3,571.00	0.34	12,284.66	4,235.00	0.35	14,726.35
Total		666.20	0.38	2,494.47	3,907.10	0.37	14,497.15	4,573.30	0.37	16,991.62
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	664.00	0.02	99.34	3,571.00	0.01	480.35	4,235.00	0.01	579.69
Total		664.00	0.02	99.34	3,571.00	0.01	480.35	4,235.00	0.01	579.69

Notes:

*	Numbers may not add due to rounding.
**

This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”.

***	The total tonnage and content amounts presented in this table considered an ownership basis of 100% which represents Buenaventura’s ownership as of December 31, 2022.

(1)	The qualified person for the Mineral Reserves estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal and Coimolache is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C
(3)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C
(4)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc
(5)	The point of reference used is in situ tons.

The following table shows a summary of our Mineral Reserves for our material mining properties as of December 31, 2022 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

		Total
	Ownership	Mineral Reserves
	Interest			Contained	NSR	Metallurgical
	(%)	Total	Grades	Metal	Cut-off[1]	Recovery
Gold		(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Orcopampa	100.00%	0.26	9.48	77.81	140.92	97%
Tambomayo	100.00%	0.91	2.71	79.54	72.18	85%
Uchucchacua	100.00%	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	15.68	0.22	111.14	25.95	24%
El Brocal Marcapunta	61.43%	18.17	0.78	455.50	38.56	31%
Coimolache	40.10%	19.46	0.32	200.21	4.54	73%
San Gabriel	100.00%	14.93	4.04	1,939.81	85.00 – 90.00	85%
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—
Total		69.41	1.28	2,864.02
Silver		(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	0.26	4.35	0.04	140.92	70%
Tambomayo	100.00%	0.91	196.92	5.77	72.18	92%
Uchucchacua	100.00%	5.72	324.16	59.58	62.43	83%
El Brocal Tajo Norte Pb-Zn	61.43%	3.76	87.42	10.57	27.74	29%
El Brocal Tajo Norte Cu	61.43%	15.68	22.60	11.39	25.95	47%
El Brocal Marcapunta	61.43%	18.17	22.09	12.90	38.56	52%
Coimolache	40.10%	19.46	9.56	5.98	4.54	15%
San Gabriel	100.00%	14.93	6.43	3.09	85.00 – 90.00	85%
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	829.21	1.85	47.77	0.13	45%
Total		908.10	5.43	157.09
Zinc		(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—
Tambomayo	100.00%	0.91	1.12	10.23	72.18	77%
Uchucchacua	100.00%	5.72	1.98	112.97	62.43	54%
El Brocal Tajo Norte Pb-Zn	61.43%	3.76	2.51	94.40	27.74	54%
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—
Total		10.39	2.09	217.60
Lead		(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—
Tambomayo	100.00%	0.91	0.72	6.58	72.18	79%
Uchucchacua	100.00%	5.72	1.16	66.27	62.43	69%
El Brocal Tajo Norte Pb-Zn	61.43%	3.76	1.17	43.86	27.74	43%
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—
Total		10.39	1.12	116.70
Copper		(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	15.68	1.73	271.81	25.95	85%
El Brocal Marcapunta	61.43%	18.17	1.28	232.53	38.56	83%
Coimolache	40.10%	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—
Trapiche	100.00%	283.20	0.51	1,444.28	6.5	62	%(2)
Cerro Verde	19.58%	829.21	0.35	2,883.42	0.13	85%
Total		1,146.26	0.42	4,832.04
Molybdenum		(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	829.21	0.01	113.50	0.13	54%
Total		829.21	0.01	113.50
*	Based on metal prices of Gold: 1,800 US$/oz, Silver: 22 US$/t, Copper: 8,000 US$/t, Lead: 2,100 US$/t and Zinc: 3,000 US$/t
**

This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”.

(1)	Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2)	Metallurgical Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.
(3)	The point of reference used is in situ tons.

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2022 prepared in accordance with S-K 1300.

		Measured			Indicated			Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources			Mineral Resources			Mineral Resources
	Interest			Contained			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa	100.00%	—	—	—	0.34	8.96	98.86	0.34	8.96	98.86	0.37	9.82	117.90
Tambomayo	100.00%	0.23	3.94	28.71	0.28	2.04	18.47	0.51	2.89	47.18	0.12	1.72	6.70
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	0.02	0.03	0.02	0.66	0.12	2.66	0.68	0.12	2.67	8.21	0.17	44.87
El Brocal Marcapunta	61.43%	0.55	1.05	18.62	17.95	0.88	505.22	18.50	0.88	523.84	11.99	0.81	310.64
Coimolache	40.10%	—	—	—	6.99	0.28	62.92	6.99	0.28	62.92	2.57	0.29	24.25
San Gabriel	100.00%	0.38	1.65	20.19	10.51	1.61	543.29	10.89	1.61	563.47	13.97	2.49	1,120.10
Trapiche	100.00%	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—	—	—	—
Total		25.38	0.12	100.13	629.74	0.09	1,760.81	655.12	0.09	1,860.94	73.84	0.70	1,673.47
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	—	—	—	0.34	24.66	0.27	0.34	24.66	0.27	0.37	15.48	0.19
Tambomayo	100.00%	0.23	151.34	1.10	0.28	134.60	1.22	0.51	142.07	2.32	0.12	259.38	1.01
Uchucchacua	100.00%	0.70	266.54	6.00	1.94	286.10	17.86	2.64	280.91	23.86	7.22	372.99	86.55
El Brocal Tajo Norte Pb-Zn	61.43%	1.22	10.47	0.41	1.19	25.89	0.99	2.41	18.09	1.40	1.16	93.54	3.50
El Brocal Tajo Norte Cu	61.43%	0.02	113.68	0.07	0.66	27.39	0.58	0.68	29.83	0.65	8.21	15.56	4.11
El Brocal Marcapunta	61.43%	0.55	41.23	0.73	17.95	24.72	14.27	18.50	25.21	15.00	11.99	22.44	8.65
Coimolache	40.10%	—	—	—	6.99	16.46	3.70	6.99	16.46	3.70	2.57	7.54	0.62
San Gabriel	100.00%	0.38	2.78	0.03	10.51	7.24	2.45	10.89	7.09	2.48	13.97	9.53	4.28
Trapiche	100.00%	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde	19.58%	7.64	1.16	0.28	411.18	1.72	22.68	418.82	1.71	22.96	277.64	1.73	15.44
Total		34.93	9.67	10.85	1,044.05	3.25	109.12	1,078.98	3.46	119.98	359.87	11.19	129.50
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.23	1.74	3.94	0.28	1.54	4.34	0.51	1.63	8.28	0.12	1.09	1.32
Uchucchacua	100.00%	0.70	1.63	11.42	1.94	1.67	32.43	2.64	1.66	43.85	7.22	2.17	156.62
El Brocal Tajo Norte Pb-Zn	61.43%	1.22	3.55	43.22	1.19	3.17	37.63	2.41	3.36	80.85	1.16	1.59	18.50
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—	—	—	—
Total		2.14	2.73	58.58	3.41	2.18	74.40	5.56	2.39	132.97	8.50	2.08	176.44
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.23	1.04	2.36	0.28	0.93	2.62	0.51	0.98	4.98	0.12	0.79	0.95
Uchucchacua	100.00%	0.70	1.00	7.01	1.94	0.98	19.03	2.64	0.99	26.03	7.22	1.47	106.10
El Brocal Tajo Norte Pb-Zn	61.43%	1.22	1.04	12.61	1.19	0.80	9.51	2.41	0.92	22.11	1.16	0.36	4.20
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—	—	—	—
Total		2.14	1.02	21.97	3.41	0.91	31.15	5.56	0.96	53.12	8.50	1.31	111.25
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	0.02	2.67	0.51	0.66	1.70	11.27	0.68	1.73	11.79	8.21	1.56	127.72
El Brocal Marcapunta	61.43%	0.55	2.63	14.52	17.95	1.58	283.65	18.50	1.61	298.17	11.99	1.76	210.90
Coimolache	40.10%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde	19.58%	7.64	0.28	20.96	411.18	0.32	1,333.27	418.82	0.32	1,354.14	277.64	0.33	913.45
Total		32.41	0.34	110.43	1,022.79	0.34	3,524.62	1,055.20	0.34	3,634.96	334.45	0.41	1,367.73
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	7.64	0.01	0.62	411.18	0.01	43.87	418.82	0.01	44.50	277.64	0.01	30.82
Total		7.64	0.01	0.62	411.18	0.01	43.87	418.82	0.01	44.50	277.64	0.01	30.82

Notes:

*	Numbers may not add due to rounding.
**

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

***	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.

****This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources.

(1)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal, Coimolache and San Gabriel is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(3)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(4)	The point of reference used is in situ tons.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2022 prepared in accordance with S-K 1300.

		Measured			Indicated			Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources			Mineral Resources			Mineral Resources
	Interest			Contained			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa	100.00%	—	—	—	0.34	8.96	98.86	0.34	8.96	98.86	0.37	9.82	117.90
Tambomayo	100.00%	0.23	3.94	28.71	0.28	2.04	18.47	0.51	2.89	47.18	0.12	1.72	6.70
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	0.03	0.03	0.03	1.08	0.12	4.32	1.11	0.12	4.35	13.37	0.17	73.04
El Brocal Marcapunta	100.00%	0.90	1.05	30.30	29.22	0.88	822.44	30.12	0.88	852.74	19.51	0.81	505.68
Coimolache	100.00%	—	—	—	17.44	0.28	156.93	17.44	0.28	156.93	6.40	0.29	60.49
San Gabriel	100.00%	0.38	1.65	20.19	10.51	1.61	543.29	10.89	1.61	563.47	13.97	2.49	1,120.10
Trapiche	100.00%	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Total		25.74	0.14	111.83	651.87	0.10	2,173.70	677.61	0.10	2,285.53	90.36	0.67	1,932.91
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	—	—	—	0.34	24.66	0.27	0.34	24.66	0.27	0.37	15.48	0.19
Tambomayo	100.00%	0.23	151.34	1.10	0.28	134.60	1.22	0.51	142.07	2.32	0.12	259.38	1.01
Uchucchacua	100.00%	0.70	266.54	6.00	1.94	286.10	17.86	2.64	280.91	23.86	7.22	372.99	86.55
El Brocal Tajo Norte Pb-Zn	100.00%	1.98	10.47	0.67	1.94	25.89	1.61	3.92	18.09	2.28	1.89	93.54	5.70
El Brocal Tajo Norte Cu	100.00%	0.03	113.68	0.11	1.08	27.39	0.95	1.11	29.83	1.06	13.37	15.56	6.69
El Brocal Marcapunta	100.00%	0.90	41.23	1.19	29.22	24.72	23.22	30.12	25.21	24.41	19.51	22.44	14.07
Coimolache	100.00%	—	—	—	17.44	16.46	9.23	17.44	16.46	9.23	6.40	7.54	1.55
San Gabriel	100.00%	0.38	2.78	0.03	10.51	7.24	2.45	10.89	7.09	2.48	13.97	9.53	4.28
Trapiche	100.00%	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde	100.00%	39.00	1.16	1.45	2,100.00	1.72	115.82	2,139.00	1.71	117.27	1,418.00	1.73	78.85
Total		67.42	5.90	12.78	2,755.75	2.46	217.74	2,823.17	2.54	230.52	1,517.47	4.18	204.05
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.23	1.74	3.94	0.28	1.54	4.34	0.51	1.63	8.28	0.12	1.09	1.32
Uchucchacua	100.00%	0.70	1.63	11.42	1.94	1.67	32.43	2.64	1.66	43.85	7.22	2.17	156.62
El Brocal Tajo Norte Pb-Zn	100.00%	1.98	3.55	70.35	1.94	3.17	61.26	3.92	3.36	131.61	1.89	1.59	30.12
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Total		2.91	2.95	85.71	4.16	2.36	98.02	7.07	2.60	183.73	9.23	2.04	188.06
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.23	1.04	2.36	0.28	0.93	2.62	0.51	0.98	4.98	0.12	0.79	0.95
Uchucchacua	100.00%	0.70	1.00	7.01	1.94	0.98	19.03	2.64	0.99	26.03	7.22	1.47	106.10
El Brocal Tajo Norte Pb-Zn	100.00%	1.98	1.04	20.52	1.94	0.80	15.48	3.92	0.92	36.00	1.89	0.36	6.83
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Total		2.91	1.03	29.88	4.16	0.89	37.12	7.07	0.95	67.01	9.23	1.23	113.88
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	0.03	2.67	0.84	1.08	1.70	18.35	1.11	1.73	19.19	13.37	1.56	207.92
El Brocal Marcapunta	100.00%	0.90	2.63	23.63	29.22	1.58	461.74	30.12	1.61	485.38	19.51	1.76	343.31
Coimolache	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde	100.00%	39.00	0.28	107.05	2,100.00	0.32	6,809.34	2,139.00	0.32	6,915.93	1,418.00	0.33	4,665.20
Total		64.13	0.32	205.95	2,723.30	0.33	9,185.86	2,787.43	0.33	9,391.36	1,487.49	0.36	5,332.10
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	39.00	0.01	3.18	2,100.00	0.01	224.07	2,139.00	0.01	227.25	1,418.00	0.01	157.40
Total		39.00	0.01	3.18	2,100.00	0.01	224.07	2,139.00	0.01	227.25	1,418.00	0.01	157.40

Notes:

*Numbers may not add due to rounding.

**

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

***	The total tonnage and content amounts presented in this table considered an ownership basis of 100% which represents Buenaventura's ownership as of December 31, 2022.

****

This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources.

(1)The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal, Coimolache and San Gabriel is SRK Consulting Perú S.A.

(2)The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.

(3)The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.

(4)The point of reference used is in situ tons.

The following table shows a summary of our Mineral Resources for our material mining properties as of December 31, 2021 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

		Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources
	Interest			Contained			Contained	NSR	Metallurgical
	(%)	Total	Grades	Metal	Total	Grades	Metal	Cut-off1	Recovery
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Orcopampa	100.00%	0.34	8.96	98.86	0.37	9.82	117.90	140.92	97%
Tambomayo	100.00%	0.51	2.89	47.18	0.12	1.72	6.70	72.18	85%
Uchucchacua	100.00%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	0.68	0.12	2.67	8.21	0.17	44.87	25.95	24%
El Brocal Marcapunta	61.43%	18.50	0.88	523.84	11.99	0.81	310.64	38.56	31%
Coimolache	40.10%	6.99	0.28	62.92	2.57	0.29	24.25	4.54	73%
San Gabriel	100.00%	10.89	1.61	563.47	13.97	2.49	1,120.10	85.00 – 90.00	85%
Trapiche	100.00%	617.20	0.03	562.00	36.61	0.04	49.00	6.5	62	%(2)
Cerro Verde	19.58%	—	—	—	—	—	—	—	—
Total		655.12	0.09	1,860.94	73.84	0.70	1,673.47
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	0.00	0.00
Orcopampa	100.00%	0.34	24.66	0.27	0.37	15.48	0.19	140.92	70%
Tambomayo	100.00%	0.51	142.07	2.32	0.12	259.38	1.01	72.18	92%
Uchucchacua	100.00%	2.64	280.91	23.86	7.22	372.99	86.55	62.43	83%
El Brocal Tajo Norte Pb-Zn	61.43%	2.41	18.09	1.40	1.16	93.54	3.50	27.74	29%
El Brocal Tajo Norte Cu	61.43%	0.68	29.83	0.65	8.21	15.56	4.11	25.95	47%
El Brocal Marcapunta	61.43%	18.50	25.21	15.00	11.99	22.44	8.65	38.56	52%
Coimolache	40.10%	6.99	16.46	3.70	2.57	7.54	0.62	4.54	15%
San Gabriel	100.00%	10.89	7.09	2.48	13.97	9.53	4.28	85.00 – 90.00	85%
Trapiche	100.00%	617.20	2.39	47.33	36.61	4.39	5.16	6.50	62	%(2)
Cerro Verde	19.58%	418.82	1.71	22.96	277.64	1.73	15.44	0.13	45%
Total		1,078.98	3.46	119.98	359.87	11.19	129.50
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Orcopampa	100.00%	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.51	1.63	8.28	0.12	1.09	1.32	72.18	77%
Uchucchacua	100.00%	2.64	1.66	43.85	7.22	2.17	156.62	62.43	54%
El Brocal Tajo Norte Pb-Zn	61.43%	2.41	3.36	80.85	1.16	1.59	18.50	27.74	54%
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—
Total		5.56	2.39	132.97	8.50	2.08	176.44
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Orcopampa	100.00%	—	—	—	—	—	—	—	—
Tambomayo	100.00%	0.51	0.98	4.98	0.12	0.79	0.95	72.18	79%
Uchucchacua	100.00%	2.64	0.99	26.03	7.22	1.47	106.10	62.43	69%
El Brocal Tajo Norte Pb-Zn	61.43%	2.41	0.92	22.11	1.16	0.36	4.20	27.74	43%
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—
Total		5.56	0.96	53.12	8.50	1.31	111.25
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Orcopampa	100.00%	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	0.68	1.73	11.79	8.21	1.56	127.72	25.95	85%
El Brocal Marcapunta	61.43%	18.50	1.61	298.17	11.99	1.76	210.90	38.56	83%
Coimolache	40.10%	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—
Trapiche	100.00%	617.20	0.32	1,970.86	36.61	0.32	115.67	6.50	62	%(2)
Cerro Verde	19.58%	418.82	0.32	1,354.14	277.64	0.33	913.45	0.13	86%
Total		1,055.20	0.34	3,634.96	334.45	0.41	1,367.73
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Orcopampa	100.00%	—	—	—	—	—	—	—	—
Tambomayo	100.00%	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—
Coimolache	40.10%	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	418.82	0.01	44.50	277.64	0.01	30.82	0.13	54%
Total		418.82	0.01	44.50	277.64	0.01	30.82
*	Based on metal prices of Gold: 1,800 US$/oz, Silver: 22 US$/t, Copper: 8,000 US$/t, Lead: 2,100 US$/t and Zinc: 3,000 US$/t
**

This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”.

(1)	Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2)	Metallurgical Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.
(3)	The point of reference used is in situ tons.

Internal Control Disclosure

Buenaventura has implemented established quality assurance/quality controls (“QA/QC”). SRK, our independent consultants, review Buenaventura´s QA/QC procedures annually to ensure that those procedures follow best practices and recognized international standards for Mineral Resources and Reserves estimations. The main objective of QA/QC is to monitor and ensure the accuracy (quality) in the sampling both in the preparation phase and in the assay phase, and to verify the probable errors that could arise through the process. Additionally, QA/QC aim to identify any contamination caused by poor or deficient sampling, preparation (crushing and pulverizing) and/or assaying. Before the sample preparation phase, quality control (QC) samples are inserted at pre-determined intervals representing a percentage of the total samples. The control samples inserted in the preparation phase are coarse duplicates, fine duplicates, certified reference materials or standards, coarse blanks, and fine blanks, with the insertion distribution designed by the quality assurance/ quality control Supervisor in accordance with the protocols established for the project. The control samples help to identify some errors in the sampling, preparation and assay phases of the samples, which are been corrected by continuous monitoring and appropriate statistical analysis in order to ensure the quality of the ordinary samples. QA/QC procedures include insertion of blank and duplicate samples and insertion of certified reference materials (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical processes. Every mine and advanced project provides a detailed QA/QC report at least once a year. Internally, regular data verification workflows are carried out to ensure the collection of reliable data. Coordinates, core logging, surveying, and sampling are monitored by exploration and mine geologists, and verified routinely for consistency.

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

	Year Ended December 31,
	2020	2021	2022

	(US$ in thousands)
Colquijirca and Marcapunta	23,955	37,649	61,932
San Gabriel	14,852	14,196	34,734
Uchucchacua	10,443	16,109	31,174
Molle Verde	9,796	8,317	11,725
Orcopampa	1,064	2,983	3,584
Tambomayo	3,531	3,935	3,175
La Zanja	825	999	1,719
Julcani	1,059	2,362	1,559
Huanza	271	754	1,246
Río Seco	4,611	1,744	189
Conenhua	100	—	32
Others	1,039	1,261	904
Total (1)	71,546	90,309	151,973

	Year Ended December 31,
	2020	2021	2022

	(US$ in thousands)
Fixed assets	239	139	25
Work in progress	27,322	40,768	65,577
Development costs	43,985	49,402	86,371
Total	71,546	90,309	151,973
(1)

Excluding additions of costs for mine closures of US$31.6 million in 2020, and additions of right of use assets of US$6.2 million, US$3.0 million and US$11.7 million during a given period as of December 31, 2020, 2021 and 2022, respectively.

We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$350.0 to US$370.0 million for capital expenditures for 2023. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.   Business Overview

We mainly produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Tambomayo, Uchucchacua, Julcani, La Zanja and Colquijirca-Marcapunta mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde and Coimolache are not included in these production figures.

	Year Ended December 31
	(Unaudited) (1)(2)
	2020	2021	2022
Gold (oz.)	134,000	160,222	181,773
Silver (oz.)	11,947,919	14,398,043	8,198,488
Zinc (t)	65,399	55,312	36,869
Lead (t)	32,175	24,717	17,610
Copper (t)	30,735	37,914	47,352
(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.
(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view explorations as our primary means of generating value for our shareholders, and we maintain a portfolio of active exploration projects at various stages of exploration for mineral .resources in Peru. During 2022, 2021 and 2020, we spent US$14.2 million, US$11.3 million and US$8.5 million, respectively on “exploration in non-operating areas” investments and US$80.8 million, US$56.4 million and US$28.0 million, respectively on “exploration in operating units” investments mainly focused in the Uchucchacua, Colquijirca and Orcopampa mining units.

During 2023, we expect to invest approximately US$50.0 to US$65.0 million in these exploration activities.

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

We have active joint venture exploration agreements with other mining companies, including Southern Copper Corporation, , Alianza Minerals and Minera Bateas. Additionally, we hold a majority ownership of 19.32 % of its current outstanding shares of Tinka Resources Limited. Consequently, we have access to promising mining projects through exploration of our own mining properties as well as third-party properties while sharing the exploration and development risks with recognized partners, and increasing our exposure to new exploration technologies, while expanding our knowledge and experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2020, 2021 and 2022.

	Buenaventura’s
	Effective	Property		Total Exploration
Exploration	Participation	Hectares	Observed	Expenditures During

Projects (1)(2)	at March 31, 2023		Mineralization	2020	2021	2022
				(US$ in millions)
Emperatriz	100%	11,460	Copper, Gold and Silver	4.60	5.74	5.24
Marcapunta (3)	61.43%	33,748	Copper, Silver and Gold	—	1.38	4.01
San Gabriel	100%	20,500	Gold, Silver and Copper	—	1.01	0.28
Ccelloccasa	100%	9,892	Gold and Silver	0.19	0.41	1.75
Don Jorge	100%	7,594	Silver, Lead and Zinc	0.1	0.13	0.13
Yumpaq	100%	7,147	Silver, Lead and Zinc	—	—	—
Mayra	100%	955	Silver, Gold	—	—	—
Gaby	100%	221	Silver, Gold	—	—	—
San Gregorio- (3)	61.43%	33,748	Zinc	—	—	—
Other minor				3.58	2.60	2.84
Total exploration in non-operating areas				8.47	11.27	14.25
(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(2)	Only includes explorations conducted by Buenaventura.
(3)	The exploration projects in Marcapunta and San Gregorio are located in the same property hectares.

The following table lists the mines in which we directed our principal exploration efforts, mineralization of each mine and the exploration expenditures for 2021 and 2022.

		Total Exploration		Total Exploration
Operating Units	Observed Mineralization	Expenditures During 2021		Expenditures During 2022
		Total	Buenaventura	Total	Buenaventura

		(US$ in millions)		(US$ in millions)	(US$ in millions)
Colquijirca	Copper, Zinc, Lead and Silver	17.10	17.10	16.67	16.67
Orcopampa	Silver and Gold	11.47	11.47	11.60	11.60
Uchucchacua	Silver, Lead and Zinc	11.09	11.09	32.59	32.59
Tambomayo	Gold	10.07	10.07	9.98	9.98
Julcani	Silver	6.11	6.11	6.75	6.75
La Zanja	Gold	0.57	0.57	3.21	3.21
Total		56.41	56.41	80.80	80.80

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2022.

Exploration Projects in Non-Operating Areas

Yumpaq. The Yumpaq project is located four kilometers northeast of the Uchucchacua mine. This project is an epithermal silver-manganese deposit hosted by Cretaceous limestone. Mineralization is structurally influenced by the Cachipampa fault, which also influences significant areas of silver mineralization at the Uchucchacua mine.

In 2022 we conducted 11,659 meters of exploration drilling in the Tomasa vein, which has allowed us to identify two main ore bodies. In addition, we completed 6,626 meters of exploration drilling in the Camila southwest vein which has allowed us to extend the mineralization for 450 meters southwest. Finally, we conducted an additional 6,808 meters of infill drilling in the Camila vein.

For 2023, we expect to execute 7,900 meters of infill drilling in the Tomasa vein, 6,000 meters of exploration and infill drilling in Camila southwest, and 3,500 meters of exploration drilling in new areas.

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly-owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper, and gold deposits.

During 2021, the on-site metallurgy lab was completed, and 36 out of 100 column tests were started according to the feasibility plan agreed to with M3. Additionally, the environmental base-line study was completed and submitted to the relevant government authority, followed by one out of two local workshops aiming at starting the EIA by the end of the third quarter of 2022. Finally, the Pre-Feasibility study was updated and aligned with the S-K1300 pursuant to which the following reserves and resources were published:

In 2022, we completed 6,918 meters of infill drilling in order to update the mineral resources. The resources update is expected to be completed by the second half of 2023.

As of December 31, 2022, Trapiche had mineral reserves of 283,200 thousand metric tons at 0.51% Cu representing 1,444,283 copper metric tons and mineral resources of 617,200,000 at 0.32% representing 1,970,861 copper metric tons.

San Gabriel. The San Gabriel project is wholly owned by Buenaventura. The project is located in the Moquegua region in southern Peru. This deposit is an intermediate sulfidation deposit hosted by the diatreme breccia body at the sediment-intrusive contact.

During 2021, all technical issues regarding construction permits were responded to and the “Consulta Previa” process was concluded with both communities. We received the permit on March 30, 2022. In order to mitigate the delays in the permit process, we performed engineering and procurement activities with Ausenco. Finally, the Feasibility study was updated and aligned with S-K1300 pursuant to which the following reserves and resources were published:

As of December 31, 2022, San Gabriel had mineral reserves of 14,900 thousand metric tons at 4.04 g/t Au. This represents 1.94 million ounces of gold.

Ccelloccasa. Is an epithermal vein deposit located in the Ayacucho region and consists of 13,210 hectares of mining concessions wholly owned by Buenaventura. In 2022, we conducted 4,542 meters of diamond drilling in three targets without positive results. We do not plan to conduct any further exploration activities in 2023.

Don Jorge, The Project is located in the Puno department and consists of 7,481 hectares of mining concessions and a series of polymetallic silver rich veins. In December 2022, we obtained the approval of the Environmental Impact Statement for exploration (DIA). We plan to obtain the authorization to start exploring in February 2024.

Exploration Projects in Operating Areas

Orcopampa. During 2021, we completed 7,684 meters of infill drilling in Ramal 4 between the 690 and 440 mine level. In addition, we completed the exploration of the southwest extension of Ramal 4 without positive results (1,120 meters of drilling). No further. exploration is required in this target. In Pucara East, we executed 1,686 meters of drilling without positive results, and finally, in Ariana, we completed 3,111 meters of exploration drilling from the 540-mine level. For 2023 we plan to execute an additional 2,200 meters of drilling in Ariana.

Tambomayo. In 2022, we completed 786 meters of exploration tunnels and 4,646 meters of diamond drilling in Los Diques target without positive results. We do not plan to conduct any further exploration activities in this target. Finally, in the Venturosa target, we completed 100 meters of exploration tunnel at the 540-mine level and the drilling program is ongoing during 2023.

Uchucchacua. In 2022, we executed 39,264 meters of drilling in the Nora-Geraldine target between the 450 and 600 mine levels. Potential exploration remains open to the southeast and northwest and will be tested in the last quarter of 2023.

Huantajalla East. In 2022, we conducted 7,093 meters of exploration drilling, allowing us to discover five orebodies with massive polymetallic mineralization. During 2023 we plan to execute 1,000 meters of exploration tunnels between the 3990 and 3580 mine levels and 7,000 meters of exploration and infill drilling.

For 2023, our short-term exploration program includes (1) Cachipampa north, in which we plan to execute 500 meters of exploration tunnels and 4,000 meters of diamond drilling in the 4120-mine-level. (2) Cachipampa northeast, in which we plan to execute 3,000 meters of exploration drilling in order to explore the connection between the Uchucchacua mine and the Yumpag project.

Competition

We believe that competition in the metals market is based primarily upon cost. One of Buenaventura’s competitive advantages is that it has a diversified portfolio in terms of commodities (which include gold, silver, copper, zinc and lead) and in a number of assets (with 7 mining operations located in different regions of Peru). Additionally, Buenaventura’s long term business plan relies on three main drivers of value: its portfolio of operations, its portfolio of projects (seeking organic growth with a disciplined capital allocation) and, finally, Buenaventura’s position as a ‘partner of choice’ for several other companies in the mining sector in Peru. We also compete with other mining companies and private individuals for the acquisition of mining concessions and leases in Peru and for the recruitment and retention of qualified employees.

Sales of Metal Concentrates

All of our metal production is sold to smelters and traders, either in concentrate or metal form, such as gold-silver concentrate, lead-silver concentrate, zinc-silver concentrate, copper-gold-silver concentrate and gold and silver bullion. Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Bullion Market Association (“LBMA”) Spot AM/PM settlement prices for gold, averaged on the quotational period agreed, less certain allowances, and the LBMA Spot settlement price for silver, averaged on the quotational period agreed, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange (“LME”) settlement prices for the specific metal, averaged on the quotational period agreed, less certain allowances. Sales of concentrates and metal allow for price adjustments based on their market price at the end of the relevant quotational period (QP), generally being the month of, the month – or more – following the scheduled month of shipment or delivery according to the terms of the contracts. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the QP, based on the spread between the actual price at the end of the QP and the agreed contractual average prices; this is considered a variable portion of the consideration. Changes in the price during the QP are recognized in the “Sales of goods” caption of the consolidated statements of profit or loss.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2023 are set forth below:

	Gold		Silver
	Average Annual	Our Average Annual	Average Annual	Our Average
	Market Price	Price(1)	Market Price	Annual Price(1)
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.
2021	1,799.5	1,775.4	25.14	25.09
2022	1,800.8	1,781.28	21.75	20.89
2023 (through March 31, 2022)	1,912.3	1,914.88	22.90	22.52
(1)	Our average annual price includes only the consolidated average annual price from our mines.

(2)Average annual gold prices are based on the LBMA AM/PM fix as provided by Fast Markets.

(3)

Average annual silver prices are based on London Spot prices. Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2023 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2021	2022

	(US$ in thousands)
Gold	262,676	299,747
Silver	316,930	157,924
Lead	51,907	32,950
Zinc	143,580	107,485
Copper	340,522	367,517
Manganese sulfate	4,976	361
Antimony	—	28,083
Total	1,120,591	966,013
(1)	Does not include commercial deductions for refinery charges and penalties incurred in 2022 of US$183.1 million and of US$196.2 million in 2021.

Approximately 24.0% and 31.8% of our concentrate, doré bars and refined metal sales in 2021 and 2022 (without considering adjustments to prior periods liquidations, fair value from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales that was sold to our various customers from 2021 to 2022.

	Percent of concentrates, doré bars and
	refined metal Sales
	2021	2022
Export Sales:
Asahi Refining Canada Ltd and Asahi Refining USA Inc.	15.6	22.8
Berzelius Stolberg GMBH	1.4	—
Cliveden Trading AG	0.8	—
Daye Qiansheng (HK) Investment Trading Limited	2.5	4.1
Axaya AG	0.3	—
MCC Non Ferrous Trading LLC	0.7	0.3
Others	2.7	4.6
Total Export Sales	24.0%	31.8%

Domestic Sales:
Andina Trade S.A.C.	3.2	1.9
Glencore Peru S.A.C.	13.9	9.7
Trafigura Peru	34.6	32.1
Sudamericana Trading SRL	0.0	0.1
IXM Trading Peru S.A.C. (formerly Louis Dreyfus Commodities Peru S.R.L)	17.7	21.8
Others	6.6	2.6
Total Domestic Sales	76.0%	68.2%
Total Sales	100%	100%

The following table shows our committed sales volumes of copper, lead-silver, gold-silver and zinc concentrates from 2023 to 2025:

	Wet tons	Wet tons	Wet tons
Concentrate	2023 (2)	2024	2025
Uchucchacua’s Silver-Lead	—	75,500	—
Uchucchacua’s Zinc	—	65,000	—
Tambomayo’s Silver-Lead	13,000	2,000	—
Tambomayo’s Zinc	14,000	—	—
El Brocal’s Copper	206,800	126,750	75,000
El Brocal’s Zinc	47,700	—	—
El Brocal’s Lead-Silver	32,400	5,000	—
Julcani’s Lead-Silver	3,600	—	—
Orcopampa Gold-Silver	1,550	—	—

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus refining charges and deductions for refinery charges and penalties.

(1)	Represents committed sales volumes from 2023 to 2025.

We also sell refined gold, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2022, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Gold Market PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Silver Market spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

We and our wholly owned subsidiaries are completely unhedged as to the prices at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

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

El Brocal’s hedge is classified as a cash flow hedge. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the finance costs caption. Cerro Verde has not engaged in, and is currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

From January to December 2022, El Brocal had outstanding hedging commitments amounting to 24,500 fines tons of copper at an average fixed price of US$ 9,397 per ton.

From January to December 2022, El Brocal had outstanding hedging commitments amounting to 6,500 fines tons of zinc at an average fixed price of US$ 3,761 per ton.

Regulatory Framework

Mining and Processing Concessions

In Peru, as in many other countries, surface land is owned by private landowners, while the government retains ownership of all underground resources. Our right to explore, exploit, extract, process and/or produce silver, gold and other metals is granted by the Peruvian government in the form of mining and processing concessions. The rights and obligations of mining concession holders, as well as the requirements to explore, produce and process minerals are currently set forth in the General Mining Law (Single Unified Text approved by Supreme Decree No.014-92-EM). The statutory authority is the Ministry of Energy and Mines (MINEM).

Pursuant to the General Mining Law, filers of mining claims must obtain a mining concession before engaging in any mining-related activity. Depending on the corresponding regime, applications for mining concessions must be filed with the Regional Mining Directorates of each regional government where the mining concession is located (in the case of artisanal and small-scale miners); or with Geological, Mining and Metallurgical Institute (INGEMMET), in the case of medium- and large-scale mining (general regime).

Mining concessions are irrevocable, provided holders comply with the obligations set forth in the General Mining Law and applicable regulations, mainly the payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare, or payment of a penalty when applicable. Failure to achieve annual production or investment targets will result in a penalty. Failure to pay annual concession fees or penalties for two consecutive years in any mining concession will result in the cancellation of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty years beginning on January 1, 2009 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

Our processing concessions enjoy the same duration and tenure as our mining concessions, subject to payment of a fee based on the plate capacity of the applicable processing plant. Failure to pay processing fees for two consecutive years will result in the cancellation of the processing concessions.

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

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require to enter into an agreement with surface landowners and/or occupiers, of land located above the mineral resources to be explored or mined. Supreme Decree No.042- 2017-EM requires such easements or land agreements to be completed before undertaking exploration or mining activities. We have been actively seeking to acquire surface land rights, easements for land covering prospective exploration targets, or ore deposits that could be brought into production in the future. Regarding processing concessions, Article 82 of Supreme Decree No.020-2020-EM, Mining Proceedings By-law, in force since August 9, 2020, requires holders of such concessions to own the land covering the concession or to have the authorization of the landowner. We have been actively seeking to acquire surface land rights in areas suitable for plant and/or processing facilities.

The possibility of developing mining activities in areas classified as urban or urban expansion, is restricted, there must be compatibility of such areas and mining activities. The Law Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations defines procedures for granting mining rights in urban and urban expansion areas. To grant a mining concession in an urban area and in an urban expansion area, MINEM is required to receive the approval of the council of the applicable provincial municipality. The council has sixty days to issue its decision. Mining concessions in urban expansion areas are granted for 10-year terms, which may be renewed by MINEM subject to the approval of municipal authorities, but cannot exceed 100 hectares.

Since July 22, 2010, the Environmental Evaluation and Overseeing Body (OEFA), which depends on the Ministry of Environment (“MINAM”), is in charge of conducting all types of audits and levy fines on companies which fail to comply with their environmental commitments, either those set out in the applicable legislation, or those entered into in the environmental permits granted.

Regarding employee health and safety and employer liability in mining activities, applicable legislation is Law 29783. Accordingly, such employee health and safety and employer liability and related matters are now audited by the Ministry of Labor and Employment (MINTRA, through its technical entity National Superintendence of Labour Inspection (SUNAFIL)). Law 29783, as amended by Law 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any liability arising from accidents or diseases suffered by the employee while working and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. By Supreme Decree No.003-2013—TR, MINTRA transferred its security supervisory, audit and sanctioning functions to the SUNAFIL. Such law amended the relevant provision of the criminal code, which currently establishes that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

On July 28, 2016, Supreme Decree No. 024-2016-EM, as amended by Supreme Decree No. 029-2016-EM and Supreme Decree No. 023-2017-EM, relating to Occupational Health and Safety Regulations for Mining was published. These Regulations aim to prevent the occurrence of incidents, work-related accidents and occupational diseases, aiming to promote a culture of prevention of occupational hazards in mining activities. In addition, SUNAFIL is the competent authority for the supervision and enforcement of compliance with legal and technical standards related to employment practices and policies.

Occupational safety and health issues in mining activities are overseen by the Energy and Mining Supervisory Board (OSINERGMIN), the competent authority to supervise compliance of the legal and technical provisions related to worker’s health and safety, but also entrusted with the supervision of mining infrastructure stability. As decreed in Supreme Decree No.128-2013-PCM, mining companies are required to make monetary contributions to OSINERGMIN and to fund OEFA’s activities.

COVID-19 Pandemic

In response to the COVID-19 pandemic, the Peruvian government issued Supreme Decree N° 044-2020-PCM, as amended, declaring a state of national emergency and halting social mobility. As of March 16, 2020, mining activities were initially permitted, however, only critical operations were allowed, which did not include exploration, exploitation, processing and mining transportation.

Supreme Decree N° 080-2020-PCM, which modified Supreme Decree N° 044-2020-PCM on May 3, 2020, allowed the gradual resumption of economic activities, including large-scale mining. Nevertheless, recovery was not automatic because the companies were obligated to file a monitoring plan with the relevant governmental authority (e.g., the Ministry of Energy and Mines). Relevant governmental authority approval was required to register these monitoring plans on the Ministry of Health web portal, SISCOVID.

The term of the state of national emergency imposed by the government several times, and officially ended on October 27, 2022 when Supreme Decree N°130-2022-PCM was issued.

The “Health Protocol for the implementation of prevention and response measures against COVID-19 in the activities of the Mining Subsector, the Hydrocarbons Subsector and the Electricity Subsector,” approved by Ministerial Resolution N° 128-2020-MINEM/DM, determined the structure of the monitoring plan that shall be prepared and submitted by mining companies and their workers and/or contractors that work or provide services in all activities of the mining subsector.

On September 3, 2022, the government enacted Ministerial Resolution N°675-2022-MINSA which relaxed several COVID-19 related measures including, among others, the fact that the protocol needs to be approved by each company’s Health and Safety Committee and not by the Minister of Health. We and our associated companies are in compliance with all COVID-19-related regulations when conducting mining activities.

On June 4, 2020, Supreme Decree N° 101-2020-PCM, allowed companies to conduct exploration and exploitation activities, including processing, transportation, storage and mines closure regarding large, middle and small mining.

To address environmental matters during the COVID-19 pandemic, the government issued Urgency Decree N° 026-2020 and Urgency Decree N° 029-2020, suspending deadlines for administrative and judicial procedures with government entities. This decree was extended through June 10, 2020. Legislative Decree N° 1500, issued on May 11, 2020, outlined companies’ compliance with environmental obligations during the pandemic. It allowed companies including those in the mining sector to suspend environmental obligations. Such disposition of obligations was later included in R.C.D. 008-2020-OEFA/CD, issued by OEFA, the environmental enforcement agency that regulates environmental obligations and supervises compliance during the pandemic.

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

Environmental Matters

In 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the MINAM issued national environmental regulations, which have gradually replaced prior guidelines governing governmental agencies environmental competencies. OEFA, as the environmental enforcement agency, has the authority to inspect mining operations and fine companies that fail to comply with prescribed environmental regulations and their approved environmental assessments.

In May 1993, the regulation for environmental protection under mining and metallurgical activities (reglamento para la proteccion ambiental en la actividad minero - metalúrgica), was published and approved by Supreme Decree No. 016-93-EM. This regulation required every mining unit that began operations before May 1993 to file a Preliminary Environmental Assessment (“EVAP”) followed by a Program for Environmental Adequacy and Management (“PAMA”). Additionally, an EIA had to be submitted for any new operations. In 2014, this regulation was repealed by Supreme Decree No. 040-2014-EM (reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero), approved on November 12, 2014, which regulates mining production, processing, labor, transportation and storage and sets forth a new set of requirements for these activities. Going forward, social and technical teams from MEM will gather the baseline information to regulate these activities. Early involvement by the regulatory authority in environmental assessments processes is expected to shorten approval times. On March 2, 2020 this regulation was modified by Supreme Decree N° 005-2020-EM (Modificación del Reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero), amending articles 76, 102 and 132. Pursuant to these modifications the ITS would permit the reserve confirmations through underground works, communicate ITS approval to the social influence area and direct the storage of concentrate minerals in warehouses out of mining concessions. This modification also created Article 133A which introduces the possibility of executing certain changes and improvements without modifying the EIA, though only with a Prior Communication (Comunicación Previa). During September 2021, MINAM published and approved by Supreme Decree N° 027-2021, directing that the Servicio Nacional de Meteorología e Hidrología (the “SENAMHI”), have the exclusive authority and jurisdiction to evaluate and review all air pollution models required from mining sector participants during the review of environmental impact assessments.

In 1996, MEM also issued regulations that establish maximum permissible levels (“LMPs”) of (i) liquid effluents emissions and (ii) elements and compounds present in gaseous emissions resulting from mining activities. Mines and processing plants that were in operation before May 1993 were required to comply with LMPs within 10 years and in the meantime, operators were required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMPs. The first General Water Law was enacted in 1969. In 2008 and 2010, MINAM enacted new water quality standards and new LMPs for liquid effluents, and, in 2009, all Peruvian mining companies were required to submit updated environmental management plans that complied with water quality standards and new LMPs for liquid effluents to MEM. By the end of 2015, Supreme Decree No. 015-2015-MINAM (the “2015 Decree”) was enacted, modifying water quality standards for designated beneficial uses which apply to mining companies and establishing supplementary provisions related to compliance. In 2017, Environmental Quality Standards (Estándares de Calidad Ambiental) (ECAs) for water were modified by Supreme Decree No. 004-2017-MINAM. Permissible maximum limits approved in 2010 are still valid.

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

Regulations governing mining explorations. In May 2008, the Peruvian government enacted Supreme Decree 020-2008-EM, which governs mining exploration activities and related matters. At the end of 2017, this Supreme Decree was modified by a new regulation for exploration activities. Under Supreme Decree 042-2017-EM, exploration activities fall into two categories: Category I and Category II. Category I exploration activities are those involving no more than 40 drilling platforms or affecting a surrounding area measuring less than 10 hectares in size, while Category II exploration activities are those involving between 40 and 700 drilling platforms and affecting an area measuring greater than 10 hectares. For Category I exploration activities, an Environmental Impact Statement (Declaración de Impacto Ambiental) (DIA) is required. For Category II exploration activities, a semi-detailed EIA (EIAsd) that incorporates technical, environmental and social matters is required. In addition, the new regulation approved by Supreme Decree No. 042-2017-EM requires an Environmental Technical Report (Ficha Técnica Ambiental) (FTA), which is a complementary environmental assessment for exploration activities that do not have significant negative impacts. Exploration activities must start within twelve months following the date that the DIA or EIAsd is approved. The DIA, the EIAsd and the FTA, as applicable, must be approved before exploration activities begin. Any commitments assumed by mining companies in a DIA, EIAsd or FTA are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that the holder of mining concessions will perform specified closure and post closure activities during exploration programs. In addition, fines can be imposed if exploration programs begin before the DIA, the EIAsd and the FTA are approved, and the approval of environmental assessments for exploration activities performed within protected natural areas requires the approval of the competent authority. Exploration in Prehispanic Archeological Sites (referred to in Supreme Decree No 004-2000-ED) is forbidden unless expressly authorized by the Ministry of Culture.

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

The following DIAs and EIAsd were approved in 2022:

Buenaventura

Mine/Project	Type of Study	Approving Resolution	Date of Approval
Tambomayo	Third Amendment of the Semi-Detailed Environmental Impact Study for the Tambomayo Exploration Project	Board Resolution N° 093-2022/MINEM-DGAAM	31/03/2022
Don Jorge	Don Jorge Exploration Project Environmental Impact Statement	Board Resolution N° 342-2022/MINEM-DGAAM	07/12/2022

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

On December 28, 2015, the Servicio Nacional de Certificación Ambiental (SENACE), which operates under the auspices of MINAM, took responsibility for the assessment and approval of detailed EIA (EIAd) submitted by private, public, or mixed-capital organizations. This development is consistent with the expansion of MINAM’s technical and regulatory capacities. In 2020, EIAs for Yumpaq and Trapiche were prepared under SENACE supervision.

Moreover, the Environmental Baseline Elaboration Guidelines (Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental– SEIA) and the Identification and Characterization of Environmental Impacts Guidelines (Guía para la Identificación y Caracterización de Impactos) were approved by Ministerial Resolution No. 036-2018-MINAM in 2018. The purpose of the aforementioned guidelines is to provide information, directives and references to professionals involved in the review of baselines, as well as to provide general guidelines to the project owner or consulting firm for the process of identifying and evaluating the impacts on the environment (including physical, biological and social impacts), the results of which allow decisions to be made on the environmental viability of the project.

Finally, in 2021, Supreme Decree No. 026-2021-EM modified the Supreme Decree No. 040-2014-EM, giving companies the option to carry out actions not incorporated in their Environmental Impact Statements, when the purpose of that action was to control the effects of environmental emergencies. Companies must communicate the execution of these actions to the OEFA within 10 days of execution.

In 2022 the following EIAd were approved:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Colquijirca	Update of the Colquijirca Mining Unit’s Integral Environmental Plan	Board Resolution N° 115-2022/MINEM-DGAAM	08/04/2022
Río Seco	Detailed Environmental Impact Assessment (EIA-d) for the Rio Seco Copper Plan project	Board Resoltuion Nº 00020-2022-SENACE-PE/DEAR	31/01/2022

Finally, the Environmental Baseline Elaboration Guidelines (Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental– SEIA) and the Identification and Characterization of Environmental Impacts Guidelines (Guía para la Identificación y Caracterización de Impactos) were approved by Ministerial Resolution No. 036-2018-MINAM in 2018.

In January 2022, The SENACE (Servicio Nacional de Certificacion Ambiental para las Inversiones Sostenibles) enacted Supreme Decree Nº004-2022-MINAM, Procedimiento Único del Proceso de Certificación Ambiental (PUPCA), becoming effective in July 2022, which requires mining companies to conduct accompanying actions during the elaboration of Environmental Impact Assessment or their modifications, also the execution of diverse public participation procedures. It is important to point out that this regulation has introduced mandatory citizen participation mechanisms for the ITS. Likewise, a public hearing will be held for the MEIAd. For the time being, PUPCA has been applied in Colquijirca, Tambomayo, Tantahuatay, Orcopampa and Julcany operations and will be mandatory for the Mining projects in our portfolio.

Regulations governing mine closures. In 2003, Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), established the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or “Closure Plans,” and the granting of financial environmental guarantees to secure compliance with Closure Plans. We are required to submit a Closure Plan for new projects to MEM within one year following approval of an EIA or PAMA; and inform MEM semi-annually of any progress on the conditions established in the Closure Plan. We are also required to perform the Closure Plan consistent with the schedule approved by MEM during the life of the project and to set up a financial environmental guarantee that covers the estimated amount of the Closure Plan. In addition, Supreme Decree No. 020-2008-EM requires mining companies that perform exploration activities to conduct certain closing activities in accordance with the approved environmental assessment, subject to deferral under certain circumstances, and contemplates a Closure Plan to be submitted by the mining company following the terms and conditions of Supreme Decree Nº 033-2005-EM. Supreme Decree Nº 036-2016-EM modified articles 12 and 17 and included articles 46-A y 66-A of the Supreme Decree Nº 033-2005-EM.

In August 2021, the MEM enacted Law No. 31347 regulating the closure of mines. This law makes important changes in the obligations of mine owners regarding the financial guarantees required in their Mine Closure Plans. The law requires that Mine Closure Plans guarantee the progressive closure for the main facilities (Componentes Principales) and also requires that Mine Closure Plan guarantees must cover the costs of environmental rehabilitation ordered by OEFA. Finally, the law also regulates the actions and obligations of the authorities in case of abandonment of mining facilities.

In 2017, our Closure Plans were approved by MEM for all of our mines and advanced explorations activities.

In 2022 there were no closure plans under evaluation.

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for mining concessions holders. Under this provision, mining concessions holders that performed mining activities, including mining exploration, production and processing activities or related activities, without having an environmental certification are required to prepare and perform an environmental remediation plan to address the environmental impact in the areas in which such activities have been conducted. Environmental remediation plans can only be filed once mining activities have ceased and contain a detailed description of all mining facilities and activities performed without the corresponding environmental certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, and a bond in favor of MEM for the cost of the execution of the measures contained in the environmental remediation plan. Once the environmental remediation plan is completed, mining concessions holders are required to inform the auditing entity so it can verify that the actions were carried out as approved. The auditing entity is required to send the respective report to the relevant authority so that the bond may be returned.

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

Prior Consultation with Local Indigenous Communities

In 2011, Peru enacted Law No. 29785, the Law of Prior Consultation for Indigenous and Native Communities (Ley del Derecho a la Consulta Previa a los Pueblos Indígenas y Originarios – ILO 169 Convention). This law establishes a prior consultation procedure that the Peruvian government must undertake in concert with local indigenous communities whose collective rights may be directly affected by new legislative or administrative measures. Under this law, the Peruvian governmental agency responsible for issuing or approving the administrative measure or decree in question, rather than the affected local indigenous community, retains the right to approve or reject the relevant legislative or administrative matter following such consultation. However, bearing in mind that all our future projects require the promulgation of legislative or administrative measures that impact collective rights of local indigenous communities, the required prior consultation procedure may result in delays, the result would be further delays, additional expenses or failure to obtain approval for such new project.

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC, which became effective on April 2, 2012. These regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized and provide for a consultation process that lasts no more than 120 calendar days. In 2019, Ministerial Resolution No. 304 2019 MINEM/DM was issued, establishing the administrative procedures from the Mining Sector that require prior consultation in case those procedures affect indigenous communities -- which are: (i) processing concession; (ii) authorization to initiate or re-initiate exploration, development, or exploitation activities; (iii) mineral transport; and (iv) mining labor.

After COVID 19 pandemic, the Peruvian Central Government did not introduce legal provisions for the use of digital tools; consequently, ongoing prior consultation processes were disrupted. However, the Peruvian Central Government managed to include additional mechanisms within the framework of established COVID 19 protocols. Additionally, consultation processes were delayed by indigenous people´s demands and involvement of political leaders willing to increase benefits for the communities involved. However, despite adverse circumstances, prior consultation processes for San Gabriel, Yumpag and Ccelloccasa were completed by the General Office for Social Management, a branch of the Peruvian Ministry of Energy and Mines.

Mine/Project	Type of Study	Administrative Measure
San Gabriel	EIA	Processing concession, Mining license
Yumpag	2nd Modification (EIAsD)	Exploration license
Ccelloccassa	DIA (initial exploration)	Exploration license

Permits

We believe that our mines and facilities have all necessary material permits to operate. All future exploration projects will require a variety of permits. Although we believe the permits required by existing mines and projects can be obtained in a timely fashion, permitting procedures complexity increases steadily, are time-consuming, and subject to potential regulatory delay. We cannot predict whether we will be able to renew our existing permits or whether material changes in existing permitting conditions will be imposed. Non-renewal of existing permits or the imposition of additional permitting requirements could have a material adverse effect on our financial condition and/or operational results. Moreover, the COVID-19 pandemic slowed down the permitting process all through the mine lifecycle, further delays cannot be ruled out.

Insurance

We maintain a comprehensive insurance program designed to address specific risks associated with our operations. Our insurance program is provided through the local Peruvian insurance market with international support and covers the risks of property and business interruption, general civil liability against third parties and employer´s against collaboratorsy, vehicle insurance and the damages that these may cause to third parties, cargo transportation and mining equipment insurance.

Mining Royalties and Taxes

Under Peruvian law, holders of mining concessions are required to pay the Peruvian government a mining royalty (“Regalia minera”) for the exploitation of metallic and non-metallic resources. In accordance with Law No. 28258, as amended by Law No. 29788, mining royalties are payable either as a specified percentage of tax operating profit or 1% of revenues, whichever is higher. If the mining royalty is calculated as a percentage of tax operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply. Percentages for the distribution of proceeds from mining royalties were amended by Law No. 28323.

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

Safety

At Buenaventura, we believe that safety is an inherent part of every process, rather than something separate. This means that safety management is the responsibility of the operational staff in charge of each respective proves. Safety is part of our quality indicators and a cross-cutting value throughout the Company.

The Accident Rate decreased by 20%, from 2.52 in 2021 to 2.04 in 2022, despite three (3) fatal accidents at the El Brocal mining unit. There were 84 incapacitating accidents reported in 2022, a decrease of 20% from 2021. The number of days lost and man-hours worked in 2022 was also lower than in 2021, which had a direct influence on frequency, severity, and accident rates.

The table below shows Accident Rates based on the number of fatal and lost time accidents (Frequency) and days lost (Severity). The table shows an increasing trend for Accident Rates between 2021 (2.52) and 2022 (2.04).

Note: The accident rate information is calculated based on 100% Buenaventura, 100% Brocal, 100% Coimolache, 100% Molle Verde, 100% La Zanja, 100% Rio Seco and 100% Conenhua.

Our main activities included the following:

●	Relationship building with union boards of directors through awareness-raising workshops titled “Founding Alliances to Boost the Participatory Safety Strategy.”
●	Refresher for BNV and contractor employees to raise awareness of disruptive activities, with a focus on the family waiting for them at home (Self-care, the Right to Say NO) as part of the “Pact for Life” Program.
●	Roll-out of the “Critical Risk Management” initiative, increasing the number of risks to thirteen to reinforce efficiency and sustainability of engineering controls.
●	Improvements to the efficiency of corrective actions by prioritizing engineering operational controls and the application of the ICAM accident investigation methodology.
●	Improvements to operational controls: sustainability, efficiency.
●	Active participation as members of the SNMPE and roundtables on contributions to the amended Mining Safety Regulations bill.

We continue to work toward a Culture of Safe and Sustainable Production that involves all members of Buenaventura.

C. Organizational Structure

As of March 31, 2023, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

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

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, our wholly owned subsidiary, is a mining and facilities holding company. Condesa also holds a 7.70% interest in Buenaventura.

Sociedad Minera Cerro Verde S.A.A.

Buenaventura holds a 19.58% interest in Cerro Verde, which operates an open-pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976 and was previously owned by the Peruvian government before its privatization in 1993. Freeport-McMoRan Inc., which is the operator, holds a majority interest in Cerro Verde.

S.M.R.L. Chaupiloma Dos de Cajamarca

Chaupiloma is a Peruvian limited liability company that until February 2022 received a Net Smelter Return royalty from certain mineral rights owned by Yanacocha and since February 2022 receives a variable consideration for the mining rights sold to Yanacocha. We own, directly and indirectly, through our interest in Condesa, a 100% interest in Chaupiloma.

Consorcio Energético Huancavelica S.A. / Empresa de Generación Huanza S.A.

Consorcio Energético Huancavelica (Conenhua) is an electrical transmission company that provides electricity to our operations through its transmission facilities. We own 100% of Conenhua and manage its operations. To secure a reliable energy supply from a clean and renewable source for our direct operations and projects at competitive prices, Conenhua, through its subsidiary Empresa de Generación Huanza S.A., or “Huanza,” was commissioned to construct a 90.6 megawatt capacity hydroelectric power plant in the valley of Santa Eulalia. This hydroelectrical plant began operating at full capacity in June 2014.

Contacto Corredores de Seguros S.A.

Contacto is an insurance brokerage company that provides insurance brokerage and related services to us and our affiliates.

Minera Julcani S.A. de C.V.

Minera Julcani S.A. de C.V. is one of our wholly owned subsidiaries and was created for the purpose of conducting mining activities in Mexico. Minera Julcani S.A. de C.V. has had no exploration activities since 2014, when the exploration agreement with Surutato Mining, S.A. de C.V., to conduct exploration activities within its property located in Sinaloa, Mexico, was terminated.

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

Minera La Zanja S.R.L.

La Zanja is located 35 kilometers northwest of the city of Cajamarca. La Zanja, which as of December 31, 2021, was 100% owned by us, began operations in September 2010 as an open-pit mine producing gold and silver.

Compañía Minera Coimolache S.A.

Coimolache is a mining company that owns the Coimolache mine which is located in the province and district of Hualgayoc in the Cajamarca region. We hold a 40.1% interest and operate this mine, which commenced operations in mid-2011 as an open-pit mine producing gold and silver.

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

Procesadora Industrial Rio Seco S.A.

Procesadora Industrial Rio Seco S.A. is our wholly owned subsidiary that owns and operates a monohydrate manganese sulphate crystallization plant situated in Huaral, Lima. This processing plant allows mining from areas with high silver and manganese content within the Uchucchacua mine, improving silver recovery. The Rio Seco Plant produces high purity manganese sulphate that is used in agriculture and the mining industry.

El Molle Verde S.A.C.

El Molle Verde S.A.C. is our wholly owned subsidiary that develops the Trapiche project, located in the Apurimac region. See “—B. Business Overview—Exploration Projects in Non-Operating Areas” above for further information about this project.

Tinka Resources Limited

Buenaventura holds 19.32% of Tinka Resources Limited, an exploration and development company that owns 100% of the Ayawilca Project, located at Daniel Alcides Carrión, Pasco.

ITEM 4A.    Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

In this Item 5, we present information first with respect to Buenaventura, followed by information with respect to Cerro Verde, in which we have a 19.58% equity interest. We record our investment in Cerro Verde in accordance with the equity method as further described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements.

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 and the related Notes thereto included elsewhere in this Annual Report, and Item 5 to our annual report for the year ended December 31, 2021 (the “202120-F”). The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

A.     Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include:

●the Julcani, Tambomayo and Orcopampa mining units;

●the Uchucchacua mining unit, which is temporarily suspended;

●the Colquijirca and La Zanja mines, which are owned by our non-wholly-owned consolidated subsidiaries;

●Since February 2022, Chaupiloma receives a variable consideration for the mining rights sold to Yanacocha.

●Condesa, which is mainly a holding company for internal investments and other affiliated mining companies;

●Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies;

●other minor subsidiaries; and

●discontinued operations.

We also have material equity investments in (i) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper and (ii) Coimolache, which is an equity investee engaged in the exploitation and commercialization of gold and silver. We account for these investments under the equity method.

Cerro Verde. As of December 31, 2022 and 2021, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over the company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

Reserves. We utilize the geological model that includes geological mapping, projection of ore-bearing structures, diamond drilling, core logging and chemical assaying, in addition to drifting along previously indicated mineralization, as one of the inputs to replace and grow reserves. In addition, we use metallurgical test-work of core and bulk samples as a follow-up activity to prove the amenability of any previously indicated mineralization to certain extraction methods available on site. Each reserve estimation we analyze this information with respect to tonnage, precious and other metals average grades, metallurgical recoveries and economic value and allocate funds preferentially to those zones that have the best potential to sustain or enhance profitable mine production in the near-term. Our mining operations are conducted by open pit and underground methods and consist of deposits that have exploration potential and in which the value or prospects for ore based on geologic evidence exceeds the value based on proven and probable reserves throughout most of the life of mines supported by them.

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

Discontinued operations. During 2020, we sold Mallay mining unit previously classified as discontinued during 2019. During February 2022, Buenaventura sold its investment held in Minera Yanacocha S.R.L, previously classified in 2021 as available for sale and as a discontinued operation, for consideration collected in full in February 2022 of US$300,000,000, as well as contingent payments linked to the production of the Sulphides Project that Yanacocha plans to develop and future increases in mineral prices, payments that can amount to up to US$100,000,000. See Note 1(e) and Note 2.4(v) to the Consolidated Financial Statements. As of December 31, 2021 the mining units with discontinued operations were Yanacocha and Mallay. As of December 31, 2022 the mining units with discontinued operations were Poracota and Shila-Paula.

SUNAT litigation. Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss, which was offset in 2009 and 2010.

During 2007 and 2008, Buenaventura modified its client contracts for the purposes of the sale of gold, shifting from a fixed price arrangement to a variable price arrangement. This allowed the Company to appropriately benefit from improved market prices. Additionally, caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax payable by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT during subsequent fiscal years.

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

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$97.7 million updated at the exchange rate of December 31, 2022) which, when accounting for alleged penalties and fees as of the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$551.5 million based on the exchange rate corresponding to December 31, 2022).

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts. Following the commencement of such collection proceedings by SUNAT, the Company filed a request for deferral and payment plan of the amounts claimed by SUNAT in order to make such tax payments over a 67-month term, in addition to making interest payments in connection with such payments. The requested payment plan consists of an initial payment in an amount equal to 14% of the amount claimed by SUNAT and 66 equal installments for the remaining amounts. In order to finalize the deferral and payment agreement with SUNAT, the Company was required to deliver Letters of Credit in an amount equal to the aggregate claimed amount in accordance with applicable law. To satisfy this requirement, on December 30, 2020, the Company entered into the Syndicated L/C Agreement with a group of financial entities and following delivery of the Letters of Credit, SUNAT approved the Company’s payment plan.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,584,227,000 (equivalent to US$416,026,000 based on the exchange rate corresponding to December 31, 2022), which included updating the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/78,279,000 (equivalent to US$20,492,000 based on the exchange rate corresponding to December 31, 2022). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$50,787,000 based on the exchange rate corresponding to December 31, 2022) which included updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/8,477,000 (equivalent to US$2,219,000 based on the exchange rate corresponding to December 31, 2022). For fiscal year 2010, as a result of a deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$93,669,000 based on the exchange rate corresponding to December 31, 2022) which included the updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/16,762,000 (equivalent to US$4,388,000).

As of December 31, 2021, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

Critical Accounting Policies and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our consolidated financial statements. Management has identified the following accounting estimates and policies as critical:

●	determination of mineral reserves and resources;
●	closure of mining units provision;
●	impairment of non-financial assets;
●	fair value of contingent consideration; and
●	contingencies and uncertain tax treatment.

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

All estimated reserves and resources represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed. Changes could occur on reserve and resources estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves and resources could primarily affect the depreciation of development costs, property, plant and equipment related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

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

Any difference in the settlement of the liability is recorded in the results of the period in which such settlement occurs. The changes in the fair value of an obligation or the useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of each of the obligation and related asset.

Following our accounting treatment, as of December 31, 2022 and 2021, we have recorded an accrual for mine closure costs of US$254.2 million and US$272.0 million, respectively, to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statements.

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

At each reporting date, we update our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units. As a result, we recorded impairment losses and recoveries of the provision during 2020, 2021 and 2022.

In 2020, we recorded a reversal in our impairment provision related to our Julcani mining unit of US$2.1 million.

In 2021, we recorded an impairment in our Río Seco unit for US$19.9 million. In addition, we recognized a reversal of impairment provision of US$5.0 million for our La Zanja mining unit.

In 2022, we recorded a reversal of the impairment in our Río Seco unit for US$19.9 million.

These impairment charges have not had an impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2021 and 2022 impairment evaluations were based on price assumptions reflecting prevailing metals prices for the following years.

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

Contingencies and uncertain tax treatment

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

Contingent assets are not recognized in the Consolidated Financial Statements; however, they may be disclosed in notes to the Consolidated Financial Statements if it is probable that such contingent assets will be realized. See Note 31(c) and (d) to the Consolidated Financial Statements.

Determining contingencies inherently involves the exercise of judgment and calculation of the estimated outcomes of future events.

The Group is subject to income tax in all countries in which it operates. Significant judgement is required in determining the income tax provision. The ultimate tax determination is uncertain for many transactions and calculations. The Group also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

The Group determines whether to consider each uncertain tax position separately or together with one or more other uncertain tax positions and uses the approach that better predicts the resolution of the uncertainty. In Peru, there are only two possibilities to measure uncertain Peruvian tax positions: 100% probability of recovery in the event that the Group has a favorable decision on the matter to be evaluated, or 0% probability of recovery, in the event that the Group does not prevail in the procedures before the tax authority.  The Group determines, based on its tax compliance and transfer pricing studies whether or not it is probable that its tax positions (including those for the subsidiaries) would be accepted by the tax authorities.

Useful life of property, plant and equipment

Straight-line method

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Property, Plant and Equipment	Estimated Years of Useful Life
Buildings, constructions and other	2 to 11
Hydroelectric power station	20 to 40
Machinery and equipment	5 to 30
Transportation units	5
Furniture and fixtures	4 to 10
Other equipment	3 to 10
Computer equipment	3 to 5

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

Recent Developments

Results of Operations for the Years Ended December 31, 2022 and 2021

Sales of goods. Sales of goods decreased by 7%, mainly due to the net effect of variation of volume and average realized prices, as set forth in the chart below:

Sales of goods	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Copper (a)	340,522	367,278	26,756	8%
Silver (b)	316,930	157,923	(159,007)	(50)%
Gold (c)	262,676	299,747	37,071	14%
Zinc (d)	143,580	107,486	(36,094)	(25)%
Lead (e)	51,907	32,951	(18,956)	(37)%
Manganese sulfate	4,976	361	(4,615)	(93)%
Antimony	—	28	28	100%
	1,120,591	965,774	(154,817)	(14)%
Commercial deductions (e)	(196,201)	(183,077)	13,124	(7)%
Hedge operations (f)	(51,952)	12,774	64,726	(125)%
Adjustments to prior period liquidations	(5,137)	(920)	4,217	(82)%
Fair value of accounts receivables (g)	(3,831)	6,648	10,479	(274)%
Total sales of goods	863,470	801,199	(62,271)	(7)%
(a)

Copper sales. The increase in copper sales is mainly due to an increase of 26% in the volume of copper sales from the Colquijirca mining unit and a decrease of 14% in the average copper realized price.

(b)

Silver sales. The decrease in silver sales is mainly due to the net effect of: (i) increases of 137% in in the volume of silver sales of Orcopampa mining unit offset by decreases of 87% and 24% in the volume of silver sales from Uchucchacua and Tambomayo mining units, respectively; and (ii) a decrease in the average realized silver price in 17%.

(c)	Gold Sales. The increase in gold sales is mainly due to increases of 49% and 34% in the volume of gold sales in the Orcopampa and Colquijirca mining units, respectively.
(d)	Zinc sales. The decrease in zinc sales is mainly due to the net effect of 12% increase in the average realized price and a 36% decrease in the volume of Zinc sold in the Colquijirca mining unit.
(e)

Commercial deductions. The decrease in 7% in the commercial deduction is mainly due to a decrease in sales. Sales of goods figures are obtained by deducting the commercial deductions which corresponds to adjustments in price for treatment and refining charges. These charges can include certain penalties that, in accordance with he applicable contract, are deducted from the international fine metal spot price and that are incurred after the time of sale of the applicable concentrate.

(f)	Hedge operations. Sales of goods figures are obtained by considering the effect of the hedge operations related to sales.

The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2021 and 2022, as well as the variation in such average realized prices and volumes recorded for these years:

Average Realized Price	Year ended December 31,
	2021	2022	Variation
Gold (US$/oz.)	1,775.37	1,781.28	—
Silver (US$/oz.)	25.09	20.89	(17)%
Lead (US$/t)	2,290.74	2,081.72	(9)%
Zinc (US$/t)	3,182.05	3,556.72	12%
Copper (US$/t)	9,455.09	8,112.84	(14)%

Volume Sold	Year ended December 31,
	2021	2022	Variation	Variation
Gold (oz.)	147,956	168,276	20,321	14%
Silver (oz.)	12,631,890	7,559,712	(5,072,178)	(40)%
Lead (t)	22,659	15,829	(6,831)	(30)%
Zinc (t)	45,122	30,220	(14,901)	(33)%
Copper (t)	36,015	45,276	9,261	26%

Sales of services. Sales of services during 2022 were in line with 2021 as set forth in the chart below:

Sales by services	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Insurance brokerage	15,651	17,207	1,556	10%
Energy generation and transmission	5,401	5,015	(386)	(7)%
Total sales of services	21,052	22,222	1,170	6%

Royalty income. In 2022, royalty income received by our subsidiary Chaupiloma amounted to US$1.4 million, representing a decrease of 91% from the US$15.9 million in royalty income received in 2021. This decrease was mainly explained by the sales of our investment in Yanacocha, resulting in the sale of Chaupiloma’s mining rights in Yanacocha.

Total operating costs. Total operating costs in 2022 decreased by 6% compared to 2021 as indicated in the following table:

Operating Costs	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Cost of sales of goods, excluding depreciation and amortization (a)	(529,731)	(461,942)	67,789	(13)%
Unabsorbed cost due to production stoppage	(25,509)	(23,058)	2,451	(10)%
Cost of sales of services, excluding depreciation and amortization	(1,269)	(3,163)	(1,894)	149%
Depreciation and amortization (b)	(187,211)	(176,781)	10,430	(6)%
Exploration in operating units (c)	(56,412)	(80,796)	(24,384)	43%
Mining royalties	(12,974)	(17,733)	(4,759)	37%
Total operating costs	(813,106)	(763,473)	49,633	(6)%
(a)

Cost of sales of goods, excluding depreciation and amortization. The decrease in cost of sales of goodswas mainly due to decrease in our Uchucchacua , La Zanja and Tambomayo mining units in US$81.2 million, US$38.3 and US$6.3 million, respectively, partially offset by an increase in our Colquijirca and Rio Seco mining units in US$21.3 million and US$35.9 million, respectively.

	2021	2022	Variation	Variation

	(US$ in thousands)
Colquijirca (i)	(233,494)	(254,798)	21,304	9%
Uchucchacua (ii)	(81,187)	—	(81,187)	(100)%
Tambomayo (iii)	(79,382)	(73,036)	(6,346)	(8)%
Orcopampa	(53,343)	(55,313)	1,970	4%
Rio Seco	(51,909)	(48,519)	(3,390)	(7)%
Julcani	(30,383)	(29,143)	(1,240)	(4)%
La Zanja	(33)	(1,133)	1,100	3,333%
Total operating costs	(529,731)	(461,942)	67,789	(13)%
(i)

Colquijirca. The increase of the cost of sales is mainly explained by an update of rates of the main contractors and increases in the operating costs, including cost of fuel and insurance, among others. Additionally, in the fourth quarter of 2022, El Brocal recorded a write off mineral stock for 483,563 DMT, with an effect on cost of sales is US$16.4 million. See Note 1(c) of the Consolidated Financial Statements.

(ii)

Uchucchacua. The decrease of cost of sales is explained by the temporary suspension of operations of the unit due to the operational problems that were aggravated by the COVID-19 pandemic (delays in the preparation and exploration of the mine). For this reason, on October 15, 2021, Buenaventura requested that the Ministry of Energy and Mines approve the temporary suspension of activities at its Uchucchacua mine, specifically those related to mining exploitation activities. The restart of Uchucchacua’s operations is schedule to the second half of 2023. See Note 1(b) of the Consolidated Financial Statements.

(iii)

Tambomayo. The decrease in cost of sales was primarily due to lower production of gold as a consequence of lower gold grade of ore treated during 2022 from 4.35 gr / MT in 2021 compared to 3.06 gr / MT in 2022.

(b)Depreciation and amortization. The decrease in depreciation and amortization was mainly due to a decrease in Uchucchacua, Rio Secco and Tambomayo mining units in US$5.1 million, US$5.1 million and US$4.5 million, respectively, explained by the decrease in sales in those units.

	2021	2022	Variation	Variation

	(US$ in thousands)
Uchucchacua	(14,083)	(9,000)	(5,083)	(36)%
Colquijirca	(68,830)	(72,171)	3,341	5%
Orcopampa	(8,409)	(7,757)	(652)	(8)%
Tambomayo	(63,638)	(59,125)	(4,513)	(7)%
Julcani	(6,238)	(5,833)	(405)	(6)%
La Zanja	(5,449)	(7,459)	2,010	37%
Energy generation and transmission	(8,995)	(9,040)	45	1%
Industrial activities	(11,569)	(6,396)	(5,173)	(45)%
Depreciation and amortization	(187,211)	(176,781)	(10,430)	(6)%

(c)	Exploration in operating units. The increase in exploration in operating units was mainly due to increases in our Uchucchacua mining unit in US$21.5 million.

	2021	2022	Variation	Variation

	(US$ in thousands)
Uchucchacua	(11,090)	(32,592)	21,502	194%
Colquijirca	(17,099)	(16,671)	(428)	(3)%
Orcopampa	(11,466)	(11,594)	128	1%
Tambomayo	(10,076)	(9,980)	(96)	(1)%
Julcani	(6,107)	(6,747)	640	10%
La Zanja	(574)	(3,212)	2,638	460%
Exploration in operating units	(56,412)	(80,796)	(24,384)	43%

Total operating expenses. Operating expenses in 2022 decreased compared with those of 2021 due to changes in the following components:

Operating Expenses, net	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Administrative expenses	(67,585)	(67,728)	143	—
Selling expenses	(20,827)	(20,222)	(605)	(3)%
Exploration in non-operating areas	(11,270)	(14,252)	2,982	26%
Provision (reversal) for contingences	(2,687)	(2,935)	248	9%
Impairment loss (reversal) of long-lived assets (b)	(14,910)	19,874	(34,784)	(233)%
Write –off of stripping activity asset (a)	(6,763)	—	(6,763)	(100)%
Other, net (c)	(29,260)	(15,085)	(14,175)	(48)%
Total operating expenses, net	(153,302)	(100,348)	(52,954)	(35)%
(a)

Write-off of stripping activity asset. During 2022, no write-off of stripping activity asset was recorded. During 2021, as a result of the reserves review, the subsidiary El Brocal wrote off the phase 6 for a total of 1,181,280 DMT at a value of US$6,763,000. The write-off corresponded to a new estimation of reserves of the superficial operation as a result of the topographical information.

(b)

Impairment reversal / loss of long-lived assets. During 2022, the Group identified impairment indicators in Orcopampa, Uchucchacua, La Zanja and Río Seco. The Group evaluated and concluded a recovery of impairment of long-lived assets for US$19.9 million in Río Seco previously recorded in 2021.  During 2021, the Group identified impairment indicators in Orcopampa, Uchucchacua, La Zanja and Río Seco. The Group evaluated and concluded that there is impairment in Río Seco unit for US$19.9 million. In addition, La Zanja mining unit recognized a reversal of impairment provision of US$5.0 million. See Note 11(b) of the Consolidated Financial Statements.

(c)	Other, net. The variation from an expense of US$29.3 million in 2021 to an expense of US$15.1 million in 2022 is primarily due to the net effect of:

	2021	2022	Variation	Variation

	(US$ in thousands)
Net effect of impairment of spare parts and supplies	(5,128)	(139)	4,989	97%
Income from sale of mining rights from Chaupiloma to Yanacocha	-	8,455	8,455	100%
Changes in provisions from mine closure and environmental liabilities	(17,563)	(13,101)	4,462	25%
Income related to insurance claim recovery of the subsidiary El Brocal	2,358	-	(2,358)	(100)%
Dividends incomes from Ferrocarril Central Andino	3,350	205	(3,145)	(94)%

Other income (expense) captions. Other income (expenses) captions in 2022 decreased compared with those of 2021 due to changes in the following components:

Other income (expense) captions	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Shares in the results of associates and joint venture (a)	240,450	176,270	(64,180)	(27)%
Finance income (b)	5,952	14,443	8,491	143%
Finance costs (c)	(60,629)	(54,136)	6,493	(11)%
Net (loss) from currency exchange difference (d)	(18,686)	26,871	N/A	N/A
Total operating expenses, net	167,087	163,448	(3,639)	(2)%
(a)	Shares in the results of associates and joint ventures. Shares in the results of associates and joint venture decreased in US$64.2 million during 2022 compared to 2021 primarily explained by a decrease in our share of Sociedad Minera Cerro Verde S.A.A. See “Item 5. Operating and Financial Review and Prospects—Cerro Verde” for more information and the effect of changes in our share of Compañía Minera Coimolache S.A.

	2021	2022	Variation	Variation

	(US$ in thousands)
Associates:
Sociedad Minera Cerro Verde S.A.A.	233,342	181,221	(52,121)	(22)%
Compañía Minera Coimolache S.A.	8,170	(2,493)	N.A.	N.A.
Tinka Resources Ltd.	(1,098)	(2,447)	(1,349)	(123)%
Joint Venture	36	(11)	N.A.	N.A.
Shares in the results of associates and joint ventures	240,450	176,270	(64,180)	(27)%

(b)	Finance income. Finance income increased by US$8.5 million during 2022 compared to 2021 primarily explained by the effect of the reversal of the amortized cost of the syndicated loan of US$8.9 million as a result of the prepayment of the syndicated loan on the first quarter of 2022. See Note 16(c) of the Consolidated Financial Statements.
(c)	Finance costs. Finance costs decreased in US$6.5 million during 2022 compared to 2021 primarily explained by the net effect of:
-

Decrease in the finance costs related to the syndicated loan. During the first quarter of 2022, the syndicated loan was fully paid in advance, as a result lower interest in borrowings. Loans of US$6.3 million and lower amortized cost of financial obligations of US$8.8 million were recorded in 2022.

-

Decrease in the finance costs related to bond letter to SUNAT. During 2022, finance expenses of zerorelated to commissions for bond letters issued to SUNAT were recorded, compared to US$12.1 million in 2021.

-

Increase in the finance costs related to Senior Notes. Interest expenses of US$18.4 million related to the senior notes and US$2.0 million related to debt issuance costs for the senior notes accrued during 2022.

(c)

Net (loss) from currency exchange difference. Changes in the exchange difference expense from an expense of US$18.7 million in 2021 to an income of US$26.9 million in 2022 are explained by the fluctuations in exchange due to a year on year weakening of the PEN relative to the US dollar (3.998 PEN/USD as of December 31, 2021 compared to 3.808 PEN/USD as of December 31, 2022). SUNAT’s claim is registered in Peruvian Soles as part of Buenaventura’s ‘accounts receivables’, therefore, a higher exchange rate decreases the total amount when converted to U. S. dollars.

Income tax from continuing operations. Provisions for income tax changed from an income of US$23.7 million in 2021 to an expense of US$0.04 million in 2022, due to the deferred income tax that changed from an income of US$44.0 million in 2021 to an income of US$15.5 million in 2022. The changed is mainly explained by a lower deferred asset related to tax-loss carryforward of US$28.4 million income in 2021 to US$16.5 million in 2022; and a higher deferred asset related to provision for closure of mining units of US$16.1 million in 2021 to US$1.7 million expense in 2022.

Non-controlling interest income (loss). Non-controlling interest income changed from an income of US$1.3 million in 2021 to an income of US$0.4 million in 2022 primarily explained by sale of all shares owned in Yanacocha to Newmont. As part of this transaction Newmont transferred in favor of Buenaventura its shares in La Zanja and Chaupiloma. As a result, during 2022 the non-controlling interest income (loss) was affected in US$6.9 million income from La Zanja and US$3.6 million expense from Chaupiloma. See Note 1(d) of the Consolidated Financial Statements. In addition, there were changes in the results of the subsidiary El Brocal in US$4.1 million.

Net income (loss). As a result of the foregoing, net loss increased in US$865.7 million in 2022 compared to 2021. Net loss was 29% of revenues in 2021 and net income was 73% of revenues in 2022.

Results of Operations for the Years Ended December 31, 2022 and 2021 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2021 and 2022 in more detail in Note 33 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our mining segments during the years ended December 31, 2022 and 2021, as well as the variation in such volumes sold for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2022 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	83	2,498,142	418	—	65
Orcopampa	74,354	34,516	—	—	—
Uchucchacua	—	461,315	18	—	—
Tambomayo	48,247	1,598,004	9,479	11,054	—
La Zanja	726	4,928	—	—	—
Colquijirca	16,217	2,857,792	5,914	19,166	45,211

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2021 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	206	2,427,685	352	—	61
Orcopampa	50,068	14,565	—	—	—
Uchucchacua	5	3,458,368	4,135	5,045	—
Tambomayo	63,611	1,593,040	8,675	10,195	—
La Zanja	—	—	—	—	—
Colquijirca	12,076	5,017,482	9,497	29,882	35,954

Mining Segment	2022 vs 2021 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	(60)%	3%	19%	—	7%
Orcopampa	49%	137%	—	—	—
Uchucchacua	(100)%	(87)%	(100)%	(100)%	—
Tambomayo	(24)%	—	9%	8%	—
La Zanja	100%	100%	—	—	—
Colquijirca	34%	(43)%	(38)%	(36)%	26%

The change in sales of goods for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is mainly explained by the changes in volume sold, as presented in the following chart:

Sales of goods – Mining Segments	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Julcani (a)	56,065	50,652	(5,413)	(10)%
Orcopampa (b)	89,567	134,158	44,591	50%
Uchucchacua (c)	79,375	5,052	(74,323)	(94)%
Tambomayo (d)	181,021	152,537	(28,484)	(16)%
La Zanja	29	1,220	1,191	4,107%
Colquijirca (e)	410,390	385,731	(24,659)	(6)%
(a)	Julcani. Sales of goods decreased in 10% in 2022 compared to 2021 due to the net effect of a 17% decrease in the average realized silver price and a 3% increase in the quantity of silver sold at that unit.
(b)	Orcopampa. Sales of goods increased in 50% in 2022 compared to 2021 due to the net effect of a 49% increase in the quantity of gold sold at that unit.
(c)	Uchucchacua. Sales of goods decreased in 94% in 2022 compared to 2021 primarily due to the net effect of a 17% decrease in the average realized price and a 87% decrease in the quantity of silver sold at that unit as a consequence of the temporarily suspension of operation in that unit.
(d)	Tambomayo. Sales of goods decreased in 16% in 2022 compared to 2021 due to the effect of 17% decrease in the average realized silver prices, respectively and an decrease of 24% in the quantity of gold sold at that unit.
(e)	Colquijirca. Sales of goods decreased in 6% in 2022 compared to 2021 due to the net effect of a 14% decrease in the average realized copper price and a 26% increase in the quantity of copper sold at that unit.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2022 as compared to the year ended December 31, 2021 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Julcani	(5,741)	(7,986)	(2,245)	39%
Orcopampa	(8,481)	(12,298)	(3,817)	45%
Uchucchacua (a)	(19,717)	(1,891)	17,826	(90)%
Tambomayo (b)	(25,639)	(20,245)	5,394	(21)%
La Zanja (c)	(4,907)	(16,210)	(11,303)	230%
Colquijirca (d)	(38,248)	(31,884)	6,364	(17)%
(a)	Uchucchacua. The lower operating expenses of US$17.8 million was mainly due to (i) lower expenses of US$10.3 million of the “Other, net” caption and (ii) lower administrative expenses as a result of the temporary suspension of activities.

(b)	Tambomayo. The lower operating expenses of US$5.4 million was mainly due to (i) lower expenses of US$4.0 million of the “Other, net” caption due to a US$2.0 million variation in the impairment of spare parts and supplies.
(c)	La Zanja. The higher operating expenses of US$11.3 million was mainly due to a (i) US$5 million income related to a reversal of impairment of long-lived assets during 2021, and a (ii) US$7.3 million expense of the “Other, net” caption as a result of the closure plan for closure of exploration activities for US$6.5 million.
(d)	Colquijirca. The lower operating expenses of US$6.4 million was mainly due to an (i) income of US$6.8 million related to the 2021 expense for write – off of stripping activity asset, no expenses were recorded in 2022, and a (ii) US$4.8 million income of the “Other, net” caption due to expense of the hydraulic landfill project for US$3.0 million, partially offset by (iii) US$2.6 million higher expenses for exploration in non-operating areas and US$1.5 million higher expenses in administrative expenses.Total operating expenses - Other Segments

Operating income (expenses) – Other Segments	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Insurance brokerage segment	(11,796)	(12,694)	898	8%
Corporate (a)	(8,150)	(16,351)	8,201	101%
Exploration and development mining projects	(2,697)	(2,633)	(64)	(2)%
Energy generation and transmission segment	(3,437)	(4,354)	917	27%
Industrial activities (b)	(21,608)	19,576	N.A.	N.A.
Holding of investment in shares	(1,731)	(3,089)	1,358	78%
Rental of mining concessions (c)	(193)	7,846	N.A.	N.A.
(a)	Corporate. The higher expense of US$8.2 million in 2022 compared to 2021 was mainly due to changes in provisions for closure of exploration projects for US$5.1 million.
(b)	Industrial activities segment. The variation from an expense of US$21.6 million in 2021 compared to an income of US$19.6 million in 2022 was mainly due to a US$19.9 million impairment loss recorded by the subsidiary Río Seco in 2021 and a recovery in 2022 as a result of changes in its value of use.
(c)	Rental of mining concessions. The variation from an expense of US$0.2 million in 2021 to an income of US$7.8 million in 2022 is mainly explained by an income of US$8.5 million from the sale of Chaupiloma’s ownership of Yanacocha’s mining rights. On April 1, 2022, the subsidiary Chaupiloma transferred all its mining concessions to Yanacocha, receiving as consideration an amount similar to a percentage of the production sold by Yanacocha, as well as the production of future concessions.

Results of Operations for the Years Ended December 31, 2021 and 2020

See “Item 5. Operating and Financial Review and Prospects” in our 2021 20-F for a comparative discussion of our consolidated results of operations for the year ended December 31, 2021 and 2020.

B.Liquidity and Capital Resources

As of December 31, 2022 and 2021, we had cash and cash equivalents of US$253.9 million and of US$377.0 million, respectively.

Cash provided by operating activities for the years ended December 31, 2022 and 2021. Net cash and cash equivalents provided by operating activities changed from an expense of US$233.5 million in 2021 to an income of US$41.7 million in 2022, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Proceeds from sales (a)	945,631	809,668	(135,963)	(14)%
Dividends received from related parties (b)	148,411	79,140	(69,271)	(47)%
Value-added tax and other taxes recovered	28,191	32,793	4,602	16%
Royalty received (c)	17,074	5,183	(11,891)	(70)%
Interest received	207	2,915	2,708	1,308%
Dividends received from other investments	3,350	—	(3,350)	(100)%
Proceeds from insurance claim	2,358	—	(2,358)	(100)%
Payments to suppliers and third parties, and other net (d)	(608,689)	(580,468)	28,221	(5)%
Payments to employees	(125,773)	(123,903)	1,870	(1)%
Payments for tax litigation (e)	(552,639)	(7,488)	545,151	(99)%
Income tax and Royalties paid to Peruvian State (f)	(34,157)	(82,637)	(48,480)	142%
Short-term and low value lease payments (g)	(35,985)	(41,352)	(5,367)	15%
Interest paid (h)	(14,504)	(41,132)	(26,628)	184%
Payments of mining royalties	(6,970)	(11,053)	(4,083)	59%
Net operating activities cash flows	(233,495)	41,666	275,161	(118)%
(a)	The decrease in the proceeds from sales was mainly due to lower sales and production of the Group, as described in Results of Operations for the Years Ended December 31, 2022 and 2021 by Segment.
(b)

The decrease is mainly explained by a decrease in dividends received from Cerro Verde from US$137.1 million received during 2021 to US$78.3 million received in 2022 and a decrease in dividends received from Coimolache from US$11.3 million in 2021 to US$0.8 million in 2022.

(c)	The decrease in royalties received is explained by the sale of Chaupiloma’s mining right in Yanacocha. See Note 1(d) of the Consolidated Financial Statements.
(d)

The decrease in payments to suppliers and third parties is mainly explained by the decrease in the operations and ore production by the Group, as described in Results of Operations for the Years Ended December 31, 2022 and 2021 by Segment.

(e)

The variation corresponds to different payments made during 2022 and 2021 related to claims with the Tax Administration. See the detail of payments in Note 7(c) of the Consolidated Financial Statements.

(f)

The higher income tax and royalties paid to Peruvian State are mainly explained by the increase in the taxable profits and operations of the Group, as described in Results of Operations for the Years Ended December 31, 2022 and 2021 by Segment.

(g)	The increase of short-term and low value lease payments is related to a higher expense of leases during 2022.
(h)

The increase in the interest paid was mainly explained by the interest expenses of the full year 2022 related to the Senior Notes issued in July 2021. See Note 16(b) of the Consolidated Financial Statements.

Cash used in investing activities for the years ended December 31, 2021 and 2022. Net cash and cash equivalents used in investing activities changed from an expense of US$86.3 million to an income of US$205.7 million primarily due to the changes shown in the chart below:

Investing activities cash flows	Year ended December 31,
	2021	2022	Variation	Variation %

	(US$ in thousands)
Collection for sale of participation in Yanacocha (a)	—	300,000	300,000	100%
Collection for purchase of La Zanja shares (a)	—	45,000	45,000	100%
Proceeds from sale of investments	3,640	—	(3,640)	(100)%
Proceeds from sale of property, plant and equipment (b)	739	13,116	12,377	1,675%
Acquisition of investment in associate	—	(1,677)	(1,677)	100%
Proceeds from sale of investments	—	1,577	1,577	100%
Additions to property, plant and equipment (c)	(90,309)	(151,973)	(61,664)	68%
Payments for acquisition of other assets	(357)	(290)	67	(19)%
Net investing activities cash flows	(86,287)	205,753	N.A.	N.A.
(a)

During 2022, the Group recorded collections from the sale of all of the shares Buenaventura owned in Yanacocha to Newmont for a consideration collected in full in February 2022 of US$300,000,000 and US$45,000,000 that Newmont paid to Buenaventura in order to cover part of the future costs of the La Zanja closure plan.

(b)

The proceeds from sale of assets increase in 2022 mainly due to (i) US$6.0 million collection from the account receivable related to the sale of Mallay mining unit, (ii) US$6.5 million collection related to the account receivable of the sale of mining concessions from the subsidiary Chaupiloma to Yanacocha.

(c)

The increase in capital expenditures was mainly due to an increase in Colquijirca and Uchucchacua mining units for US$24.3 million and US$15.1 million, respectively. See “Item 4: Information on the Company—Buenaventura—A. History and Development—Capital Expenditures.”

Cash provided by (used in) financing activities for the years ended December 31, 2022 and 2021. Net cash and cash equivalents used in financing activities changed from an income of US$425.3 million in 2021 to an expense of US$370.5 million in 2022 primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2021	2022	Variation	Variation

	(US$ in thousands)
Senior Notes bonds issued, net of issuance costs	539,300	—	(539,300)	(100)%
Proceeds from bank loans	50,000	—	(50,000)	(100)%
Decrease (Increase) of bank accounts in trust	17	(733)	N.A.	N.A.
Payments of bank loans	(65,793)	(50,000)	15,793	(24)%
Increase of restricted time deposits	(29,242)	29,117	N.A.	N.A.
Payments of financial obligations	(21,585)	(323,057)	(301,472)	1,397%
Lease payments	(5,205)	(4,638)	567	(11)%
Dividends paid to controlling interest	—	(18,542)	(18,542)	100%
Dividends paid to non-controlling shareholders	(6,160)	(2,647)	3,513	(57)%
Net financing activities cash flows	461,332	(370,500)	N.A.	N. A.

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. As of December 31, 2021 the amount outstanding under such short-term loans was US$50.0 million. This loan was fully paid on March 17, 2022.

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

In April and July 2020, El Brocal arranged with the Banco de Crédito del Perú to defer the payment of the second and third installment, scheduled for April 30, and July 30, 2020 (each installment in an amount of US$5,396,000 exclusively consisting of principal) through 2 new promissory notes with a maturity of 180 days. The initial due dates of these promissory notes were October 27, 2020 and January 26, 2021, respectively. On October 27, 2020, El Brocal rescheduled the payment of the first promissory note for an additional 180 days, with a new due date on April 24, 2021. In 2021, these promissory notes were paid in full.

As of December 31, 2021 and 2022, the amount outstanding under this financing was US$118.1 million and US$97.0 million, respectively. The compliance with the financial ratios is monitored by El Brocal’s management. As of December 31, 2021 and 2022, El Brocal complied with the coverage and indebtedness ratios.

Empresa de Generación Huanza S.A. The long-term debt of Huanza is made up of: (i) a financial lease agreement entered into on December 2, 2009, with Banco de Crédito del Perú in an aggregate amount of US$119.0 million, for purposes of constructing a hydroelectric power station. Huanza is the lessee under such agreement. On April 29, 2022, as part of Buenaventura’s strategy to preserve cash, Huanza entered into an amendment[s] to this lease agreement (in respect of the final principal installment thereunder, amounting to US$35 million), pursuant to which parties agreed to extend the maturity through 2027, and (ii) a financial lease agreement entered into on June 30, 2014, with Banco de Crédito del Perú in an aggregate amount of US$103.4 million. On April 29, 2022, as part of Buenaventura’s strategy to preserve cash, Huanza entered into an amendment[s] to this lease agreement (in respect of the final principal installment thereunder, amounting to US$55 million), pursuant to which parties agreed to extend the maturity through 2027. In the amendment of April 29, 2022, Banco de Credito del Peru and Empresa de Generación Huanza signed an addendum considering a prior amortization of outstanding principal of US$9,191,364 (Tranche I) and US$13,904,800 (Tranche II). As of December 31, 2021 and 2022, the amount outstanding under each lease was US$112.8 million and US$86.6 million, respectively.

Below we detail the main additional terms and conditions:

	Tranche I	Tranche II
Principal	US$35,000,000	US$55,000,000
Annual interest rate	5.05%	5.05%
Term	60 months since May 2, 2022 with final maturity in 2027.	60 months since May 2, 2022 with final maturity in 2027.
Guarantee	Leased equipment	Leased equipment.
Amortization	Through 20 fixed quarterly installments and a final installment of US$22,531,250 at the end of the payment term.	Through 20 fixed quarterly installments and a final installment of US$35,406,250 at the end of the payment term.

In addition, Huanza granted a security interest for 100% of shares.  According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-	Debt service coverage ratio: Higher than 1.1.
-	Minimum equity of US$30,000,000.

Compañía de Minas Buenaventura S.A.A.

Financial obligation -

On June 27, 2016, Buenaventura entered into a long-term finance contract with seven Peruvian and foreign banks for a principal amount of US$275,000,000. In 2018, April 2020, April 2021 and May 2021 Buenaventura signed the first, second, third and fourth amendments, respectively, to the Syndicated Term Loan to modify certain terms and conditions including the issue of Notes in accordance with Rule 144A and Regulation S, under the Securities Act of 1933.

On January 3, 2022, the Company made a US$100 million prepayment of the syndicated loan and the remaining balance of US$175 million was paid on March 2, 2022. Additionally, the related hedging derivative financial instruments was liquidated.

5.500% Senior Notes due 2026

In order to comply with its tax obligations, the Buenaventura’s Shareholders’ Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issue of senior unsecured notes due 2026 (hereinafter the “Notes”) which were issued on July 23, 2021 with the following terms:

-	Denomination of Issue: US$550,000,000 5.500% Senior Notes due 2026.
-	Principal Amount: US$550,000,000.
-	Issue Date: July 23, 2021.
-	Maturity Date: July 23, 2026.
-	Issue Price: 99.140% of the principal amount.
-	Interest Rate: 5.500% per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Listing: The bonds were listed on the SGX-ST

The bonds were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of its issuance of the Notes, Buenaventura entered into an indenture (the “Indenture”) among Buenaventura, The Bank of New York Mellon, and various subsidiary guarantors. Under the terms of the Indenture, Buenaventura agreed to comply with certain restrictive covenants. As a result of these covenants, Buenaventura must confirm that it is in compliance with the Notes Indenture if it wants to undertake any of the following transactions that involve:

(i)	the incurrence of additional debt;
(ii)	certain asset sales;
(iii)	the making of certain investments;
(iv)	the payment of dividends;
(v)	the purchasing of Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or schedule repayment of any indebtedness that is subordinated to the Notes (collectively, “Restricted Payments”, as defined in the Indenture),
(vi)	creation of liens; or
(vii)	a merger, consolidation or sale of substantially all assets.

These covenants are known as “Limitations on incurrence of indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively, which also have exceptions that let the Company operate in the ordinary course of business.

Exploration Costs and Capital Expenditures

During the years ended December 31, 2022, 2021 and 2020, our expenses in exploration in non-operating areas and on exploration in operating units were as follow:

	Year ended December 31,
	2022	2021	2020

	(US$ in thousands)
Exploration in non-operating areas
Emperatriz	5,243	5,742	4,600
Marcapunta	4,008	1,383	86
Ccelloccasa	1,748	405	193
San Gabriel	282	1,010	—
Other, net	2,971	2,730	3,596
Total exploration in non-operating areas	14,252	11,270	8,475

Exploration in operating areas
Uchucchacua	32,592	11,090	6,731
Colquijirca	16,671	17,099	5,790
Orcopampa	11,594	11,466	5,198
Tambomayo	9,980	10,076	7,157
Julcani	6,747	6,107	3,167
La Zanja	3,212	574	1
Total exploration in operating areas	80,796	56,412	28,044

We expect that we will meet our working capital, capital expenditure and exploration expense requirements for the next several years from internally generated funds, cash on hand and dividends received from our investments in non-consolidated mining operations. Additional financing, if necessary, for the construction of any project, is expected to be obtained from borrowings under bank loans and the issuance of debt securities. There can be no assurance, however, that sufficient funding will be available to us from the internal or external sources to finance any future capital expenditure program, or that external funding will be available to us for such purpose on terms or at prices favorable to us. A very significant decline in the prices of gold and silver would be reasonably likely to affect the availability of such sources of liquidity. In addition, if we fund future capital expenditures from internal cash flow, there may be fewer funds available for the payment of dividends.

Recent Accounting Pronouncements

As of December 31, 2022, certain new accounting standards and interpretations have been issued but are not yet effective have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

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

Definition of Accounting Estimates - Amendments to IAS 8 –

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “Accounting Estimates.” The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Group will apply changes in IAS 8 prospectively for any business combination.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 –

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

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

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Group will apply changes in IFRS 3 prospectively for any business combination.

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

The amendments are not expected to have a material impact on the Group due to there are no proceeds from selling items produced, while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management during the years 2021, 2020 and 2019.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 -

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group evaluated and concluded that there are no changes as a consequence of the application of the amendments.

IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities -

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued an amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group evaluated and concluded that there are no changes as a consequence of the application of the amendments.

Definition of Accounting Estimates - Amendments to IAS 8 -

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Group will apply changes in IAS 8 prospectively for any business combination.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 -

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

C.Research and Development

Not applicable.

D.Trend Information

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

E.Off-Balance Sheet Arrangements

Other than in connection with the Bonds, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2022:

	Payments due by Period (US$ in millions)
	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years
	(2023)	(2024)	(2025 to 2027)	(since 2028)	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Trade and other payables	240,737	—	—	—	240,737
Financial obligation – capital	31,034	104,159	598,568	—	733,761
Financial obligation – interest	39,256	45,770	64,279	—	149,305
Lease – capital	3,638	2,282	2,794	4,238	12,952
Lease – interest	42	18	242	1,136	1,438
Contingent consideration liability	—	—	11,937	31,934	43,871

Total Contractual Cash Obligations	314,707	152,229	677,820	37,308	1,182,064

As of December 31, 2022, we had no other commercial commitments.

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

In calculating these figures, we utilize financial records maintained with respect to the various mining units and subsidiaries, each on a standalone basis. Within the standalone accounts for each mining unit or subsidiary, we then allocate cost of sales (excluding depreciation and amortization), exploration in operating units and selling expenses in the proportion to each mineral’s commercial value (realized price multiplied by volume sold).

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2022 and 2021 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2021	2022

	(in thousands of US$)
Consolidated Cost of sales of goods excluding depreciation and amortization	529,731	461,942
Cost of sales of services excluding depreciation and amortization	1,269	3,163
Add:
Consolidated Exploration in operating units	56,412	80,796
Commercial Deductions	196,202	183,077
Consolidated Selling Expenses	20,827	20,222
Consolidated Cost applicable to sales	804,441	749,200

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2021	2022

	(US$ in thousands)
Julcani, Gold	182	82
Julcani, Silver	29,726	28,287
Julcani, Lead	406	488
Julcani, Copper	69	285
Orcopampa, Gold	53,130	55,004
Orcopampa, Silver	213	309
Orcopampa, Copper	0	0
Uchucchacua, Gold	14	0
Uchucchacua, Silver	63,326	0
Uchucchacua, Lead	6,771	0
Uchucchacua, Zinc	11,076	0
Tambomayo, Gold	43,944	34,865
Tambomayo, Silver	15,270	13,391
Tambomayo, Lead	7,632	8,141
Tambomayo, Zinc	12,536	16,638
La Zanja, Gold	36,552	49,923
La Zanja, Silver	2,833	2,251
El Brocal, Gold	8,289	13,874
El Brocal, Silver	48,801	29,785
El Brocal, Lead	8,568	5,930
El Brocal, Zinc	37,032	31,697
El Brocal, Copper	130,804	173,513
Non Mining Units	13,827	642
	531,000	465,105

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2021	2022

	(US$ in thousands)
Julcani, Gold	37	19
Julcani, Silver	5,975	6,549
Julcani, Lead	82	113
Julcani, Copper	14	66
Orcopampa, Gold	11,420	11,529
Orcopampa, Silver	46	65
Orcopampa, Copper	0	0
Uchucchacua, Gold	2	0
Uchucchacua, Silver	8,650	32,806
Uchucchacua, Lead	925	(214)
Uchucchacua, Zinc	1,513	0
Tambomayo, Gold	5,578	4,764
Tambomayo, Silver	1,938	1,830
Tambomayo, Lead	969	1,112
Tambomayo, Zinc	1,591	2,274
La Zanja, Gold	533	3,073
La Zanja, Silver	41	139
El Brocal, Gold	607	908
El Brocal, Silver	3,574	1,949
El Brocal, Lead	627	388
El Brocal, Zinc	2,712	2,074
El Brocal, Copper	9,579	11,353
Non Mining Units	0	0
	56,412	80,796

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in operation expenses:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2021	2022

	(US$ in thousands)
Julcani, Gold	38	(5)
Julcani, Silver	4,598	1,962
Julcani, Lead	62	33
Julcani, Copper	9	18
Orcopampa, Gold	307	784
Orcopampa, Silver	4	13
Orcopampa, Copper	0
Uchucchacua, Gold	1
Uchucchacua, Silver	20,541	3,375
Uchucchacua, Lead	1,696	10
Uchucchacua, Zinc	8,877	272
Tambomayo, Gold	7,851	6,558
Tambomayo, Silver	3,425	3,183
Tambomayo, Lead	1,438	1,455
Tambomayo, Zinc	7,869	12,241
La Zanja, Gold	117	305
La Zanja, Silver	15	32
El Brocal, Gold	5,897	8,639
El Brocal, Silver	22,548	16,374
El Brocal, Lead	3,279	2,820
El Brocal, Zinc	16,551	17,426
El Brocal, Copper	91,077	107,581
Non Mining Units	0	0
Consolidated Commercial Deductions in operating units	196,202	183,077

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2021	2022

	(US$ in thousands)
Julcani, Gold	3	1
Julcani, Silver	470	378
Julcani, Lead	6	7
Julcani, Copper	1	4
Orcopampa, Gold	399	557
Orcopampa, Silver	2	3
Orcopampa, Copper	0	0
Uchucchacua, Gold	1	0
Uchucchacua, Silver	2,411	3,393
Uchucchacua, Lead	258	(22)
Uchucchacua, Zinc	422	0
Tambomayo, Gold	3,036	2,447
Tambomayo, Silver	1,055	940
Tambomayo, Lead	527	571
Tambomayo, Zinc	866	1,168
La Zanja, Gold	115	171
La Zanja, Silver	9	8
El Brocal, Gold	353	525
El Brocal, Silver	2,079	1,128
El Brocal, Lead	365	225
El Brocal, Zinc	1,577	1,200
El Brocal, Copper	5,572	6,571
Non Mining Units	1,300	948
Consolidated Selling expenses	20,827	20,222

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER(oz.)

	For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,
	2021	2022	2021	2022	2021	2022	2021	2022

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	69	285	182	82	406	488	29,726	28,287
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	14	66	37	19	82	113	5,975	6,549
Commercial Deductions	9	18	38	(5)	62	33	4,598	1,962
Selling expenses	1	4	3	1	6	7	470	378
Cost applicable to sales	93	373	260	97	556	640	40,769	37,177
Divide:
Volume Sold (unaudited)	61	65	206	82	352	433	2,427,685	2,498,142
Cost applicable to sales per unit of mineral sold (US$)	1,523	5,760	1,262	1,175	1,579	1,480	16.79	14.88

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended		For the year ended
	December 31,		December 31,
	2021	2022	2021	2022
	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	53,130	55,004	213	309
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	11,420	11,529	46	65
Commercial Deductions	307	784	4	13
Selling expenses	399	557	2	3
Cost applicable to sales	65,257	67,874	264	391
Divide:
Volume Sold (unaudited)	50,068	74,354	14,565	34,516
Cost applicable to sales per unit of mineral sold (US$)	1,303	913	18.14	11.32

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,
	2021	2022	2021	2022	2021	2022

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	6,771	0	63,326	0	11,076	0
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0
Add:
Exploration in units in operation	925	(214)	8,650	32,806	1,513	—
Commercial Deductions	1,696	10	20,541	3,375	8,877	272
Selling expenses	258	(22)	2,411	3,393	422	—
Cost applicable to sales	9,649	(227)	94,928	39,575	21,887	272
Divide:
Volume Sold (unaudited)	4,135	18	3,458,368	461,315	5,045	0
Cost applicable to sales per unit of mineral sold (US$)	2,333	—	27.45	85.79	4,338	—

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)
	For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,
	2021	2022	2021	2022	2021	2022	2021	2022

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	43,944	34,865	15,270	13,391	7,632	8,141	12,536	16,638
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	5,578	4,764	1,938	1,830	969	1,112	1,591	2,274
Commercial Deductions	7,851	6,558	3,425	3,183	1,438	1,455	7,869	12,241
Selling expenses	3,036	2,447	1,055	940	527	571	866	1,168
Cost applicable to sales	60,410	48,634	21,688	19,344	10,566	11,280	22,862	32,320
Divide:
Volume Sold (unaudited)	63,611	48,247	1,593,040	1,598,004	8,675	9,479	10,195	11,054
Cost applicable to sales per unit of mineral sold (US$)	950	1,008	13.61	12.11	1,218	1,190	2,243	2,924

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended		For the year ended
	December 31,		December 31,
	2021	2022	2021	2022

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	36,552	49,923	2,833	2,251
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	533	3,073	41	139
Commercial Deductions	117	305	15	32
Selling expenses	115	171	9	8
Cost applicable to sales	37,316	53,472	2,898	2,429
Divide:
Volume Sold (unaudited)	21,990	29,376	120,750	109,944
Cost applicable to sales per unit of mineral sold (US$)	1,697	1,820	24.00	22.10

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	COPPER (t)		GOLD (oz.)		LEAD (t)		SILVER (oz.)		ZINC (t)
	For the year ended		For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization	130,804	173,513	8,289	13,874	8,568	5,930	48,801	29,785	37,032	31,697
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	9,579	11,353	607	908	627	388	3,574	1,949	2,712	2,074
Commercial Deductions	91,077	107,581	5,897	8,639	3,279	2,820	22,548	16,374	16,551	17,426
Selling expenses	5,572	6,571	353	525	365	225	2,079	1,128	1,577	1,200
Cost applicable to sales	237,032	299,018	15,146	23,946	12,840	9,362	77,002	49,236	57,872	52,397
Divide:
Volume Sold (unaudited)	35,954	45,211	12,076	16,217	9,497	5,914	5,017,482	2,857,792	29,882	19,166
Cost applicable to sales per unit of mineral sold (US$)	6,593	6,614	1,254	1,477	1,352	1,583	15.35	17.23	1,937	2,734

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS TOTAL
	For the year ended December 31,
	2021	2022

	(US$ in thousands)
Consolidated Cost of sales of goods excluding depreciation and amortization	13,827	642
Cost of sales of services excluding depreciation and amortization	1,269	3,163
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	1,300	948
Total Cost applicable to sales	15,127	1,590

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2021 20-F. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

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

The Cerro Verde mine is a porphyry copper deposit that has oxide, secondary sulfide, and primary sulfide mineralization. The predominant oxide copper minerals are brochantite, chrysocolla, malachite and copper “pitch.” Chalcocite and covellite are the most important secondary copper sulfide minerals. Chalcopyrite and molybdenite are the dominant primary sulfides.

Cerro Verde’s operation consists of two concentrating facilities with a total milling design capacity of 360,000 metric tons of ore per day and SX/EW leaching facilities. As a result of several efficiency initiatives implemented over the past several years, Cerro Verde’s two concentrators were able to achieve a combined average milling rate exceeding 400,000 metric tons of ore per day in 2022. Leach copper production is derived from a 39,000 metric tons per day crushed leach facility and a 100,000 metric ton per day ROM leach system. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year

On March 15, 2020, the Peruvian government issued a Supreme Decree and declaration of a National Emergency in its efforts to contain the outbreak of COVID-19. The order was initially for 15 days but was subsequently extended for different periods through October 27, 2022. The declaration of health emergency (Supreme Decree No. 008-2020) will continue in force until May 25, 2023.

Cerro Verde continues to update its “Plan for the Surveillance, Prevention and Control of COVID-19” at work. The implementation of these prevention, early detection and response measures and actions helps to control the risk of spread and health impact caused by the COVID-19 pandemic during the development of operational activities.

The available fleet consists of fifty-four 300-metric-ton haul trucks and ninety-three 245-metric-ton haul trucks (17 of which are currently on standby) and seven leased haul trucks (three 360 metric tons and four 363 metric tons) loaded by thirteen electric shovels with bucket sizes ranging in size from 33 to 57 cubic meters and two hydraulic shovels with a bucket size of 21 cubic meters (one of which is currently on standby). This fleet is capable of moving an average of approximately 1,000,000 metric tons of material per day.

Copper cathodes and concentrate production that are not sold locally are transported approximately 70 miles by truck and by rail to the Port of Matarani for shipment to international markets. Molybdenum concentrate is transported by truck to either the Ports of Callao or Matarani for shipment.

Cerro Verde currently receives electrical power, including hydro-generated power, under long-term contracts with electric utility companies. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs on the Rio Chili watershed that collect water primarily from seasonal precipitation and from wastewater collected from the city of Arequipa and treated at a wastewater treatment plant. Cerro Verde believes that the operation has sufficient water resources to support current operations.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2021 and 2022:

	As of and for the year ended December 31,
	2021	2022
Income statement data (1)
Sales (US$ in thousands)	4,199,448	3,975,295
Profit for the year (US$ in thousands)	1,191,474	925,353
Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (metric tons in thousands)	52,000	44,000
Millable ore reserves (metric tons in thousands)	670,000	620,000
Probable:
Leachable ore reserves (metric tons in thousands)	58,000	82,000
Millable ore reserves (metric tons in thousands)	3,219,000	3,489,000
Average copper grade of leachable ore reserves (%)	0.33	0.27
Average copper grade of millable ore reserves (%)	0.37	0.35
Production
Cathodes (in thousands of recoverable pounds)	96,350	99,405
Concentrates (in thousands of recoverable pounds)	790,724	874,053
Average realized price of copper sold (US$per ton payable)	9,833	8,422
(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.
(2)

Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data.” Cerro Verde used US$ 3.00 per pound of copper to determine copper as of December 31, 2022. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable ore reserves for us located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations, proven and probable mineral reserves were determined from the application of relevant modifying factors to geological data to establish an operational, economically viable mine plan. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.

(3)	Derived from “Item 3. Key Information – A. Selected Financial Data”

Cerro Verde Mining Royalties

On June 23, 2004, Law 28258 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using different rates applicable to the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. Prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year tax stability agreement, which became effective January 1, 2014. The amount to be paid for the mining royalty will be the greater of a progressive rate of the quarterly operating income or 1% of quarterly sales.

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

Since 2017, the Company has recognized the related expense for the royalty and special mining tax assessments for the period December 2006 through the year 2013. Since 2014, the Company has made total payments of S/2.9 billion (US$791.9 million based on the date of payment exchange rate) for the disputed assessments for the period from December 2006 through December 2013 under installment payment programs granted through scheduled monthly installments, which were paid in advance in August 2021.

In February 2020, Freeport, on its own behalf and on behalf of the Company, requested the initiation of an international arbitration proceeding against the Government of Peru under the United States-Peru Trade Promotion Agreement. The hearing on the merits is scheduled to take place in May 2023. In April 2020, Sumitomo filed another international arbitration proceeding against the Government of Peru under the Netherlands-Peru Bilateral Investment Treaty. The hearing on the merits was performed in February 2023.

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

Stripping cost

Cerro Verde incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. Production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the costs of inventory, while the production stripping costs are capitalized as asset stripping activities, part property, plant and equipment, if certain criteria are met.

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

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, historical trends and other factors, including mineralogy of the ore and rock type. Total copper recovery in leach stockpiles can vary significantly depending on several variables, including processing methodology, processing variables, mineralogy and particle size of the rock. For newly placed material of active stockpiles, as much as 80% of the total copper recovery may occur during the first year, and the remaining copper may be recovered over many years. Process rates and metal recoveries are monitored regularly, and recovery estimates are adjusted periodically as additional information becomes available and as related technology changes.

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

Results of Operations for the Years Ended December 31, 2022 and 2021

Sales. Sales, including mark-to-market adjustments for pounds of copper pending settlement and sales of molybdenum and silver contained in copper concentrates, decreased by 5%, from US$4,199.4 million in 2021 to US$3,975.3 million in 2022, principally due to lower copper price. The following table reflects the average realized price and volume sold of copper (both cathode and copper concentrate) during the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022	Variation
Average price
Copper (US$ per metric ton)	9,833	8,422	(14)%
Volume sold (unaudited)
Copper (in metric tons)	401,886	439,110	9%

Average realized copper prices per metric ton decreased from US$9,833 in 2021 to US$8,422 in 2022. The volume of copper sold increased from 401,886 metric tons in 2021 to 439,110 metric tons in 2022. The combined effect of these changes resulted in a US$224.2 million decrease in income from sales in 2022 compared to 2021.

Total costs of sales of goods. Total costs of sales of goods increased from US$2,155.1 million in 2021 to US$2,367.8 million in 2022, mainly due to the net effect of the following:

(a)	Materials and supplies increased from US$698.2 million in 2021 to US$915.3 million in 2022, primarily associated with higher commodity costs from increased demand.
(b)	Energy costs increased from US$195.0 million in 2021 to US$243.5 million in 2022 due to higher energy price and increased consumption.
(c)

Labor costs, including workers’ profit sharing, decreased from US$425.5 million in 2021 to US$343.6 million in 2022 mainly due to bonuses granted to workers as part of the Union Agreements signed in 2021, in addition to lower profit sharing expenses in year 2022.

Total operating expenses. Operating expenses increased by 54%, from US$118.0 million in 2021 to US$181.3 million in 2022 due mainly to the following:

(a)

Selling expenses increased by 43%, from US$109.9 million in 2021 to US$157.4 million in 2022, mainly due to higher ocean freight rates coupled with an increase in the volume of copper concentrate sold.

(b)

Other net operating (expenses), income net increased by 195%, from US$8.1 million in 2021 to US$23.9 million in 2022 primarily by higher mining royalties based on sales of $9.2 million and higher exploration expenses of $4.8 million.

Income tax. Income tax expense, including current and deferred expense, decreased by 31%, from an expense of US$735.7 million in 2021 to an expense of US$508.5 million in 2022 primarily due to lower profit generated in 2022.

Profit of the year. As a result of the foregoing, profit of the year decreased by 22%, from US$1,191.5 million in 2021 to US$925.4 million in 2022. As a percentage of net sales, net income was 23% in 2022, compared to 28% in 2022

Results of Operations for the Years Ended December 31, 2021 and 2022

See “Item 5. Operating and Financial Review and Prospects” in our 2022 Form 20-F for a comparative discussion of Cerro Verde’s consolidated results of operations for the year ended December 31, 2022 and 2021.

B.	Liquidity and Capital Resources

As of December 31, 2022, Cerro Verde had cash and cash equivalents of US$553.7 million, compared to US$937.7 million as of December 31, 2021.

Cash provided by operating activities for the years ended December 31, 2022 and 2021. Net cash and cash equivalents provided by operating activities were US$867.1 million in 2022, compared to net cash provided by operating activities of US$1,693.3 million in 2021. This change in net cash flow provided by operating activities in 2022 compared to 2021 was mainly attributable to the following factors:

A decrease in proceeds from sales from US$4,234 million in 2021 to US$3,908 million in 2022.

An increase in income tax payments and royalty case payments from US$737 million in 2021 to US$934 million in 2022

Cash used in investing activities for the years ended December 31, 2022 and 2021. Net cash used in investing activities increased from US$376.6 million in 2021 to US$510.2 million in 2022.

Cash used in financing activities for the years ended December 31, 2022 and 2021. Net cash and cash equivalents used in financing activities was US$740.8 million in 2022, compared to net cash used in financing activities of US$912.7 million in 2021. The decrease in net cash used in financing activities was primarily due to lower dividend payments of US$300 million, partially offset by higher bank loans payments of US$125 million.

The following table shows Cerro Verde’s contractual obligations as of December 31, 2022:

	Payments due by Period (US$ in millions)
		Less than 1	1-5	More than 5
	Total	Year	years	years
Trade accounts payable	320,400	319,383	1,017	—
Accounts payable – related parties	3,174	3,174	—	—
Lease liabilities	63,125	7,028	45,033	11,064
Other accounts payable	60,632	60,632	—	—
Total Contractual Cash Obligations	447,331	390,217	46,050	11,064

Long-term Debt

As of December 31, 2022, Cerro Verde had total long-term debt of US$56.1 million associated with lease liabilities.

C.	Research and Development

Not applicable.

D.	Trend Information

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

Gold, silver, lead and copper hedging and sensitivity to market price

Cerro Verde has informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper

F.	Reserved

ITEM 6.     Directors, Senior Management and Employees

A.	Board of Directors and Senior Management

Our Board is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board. The Board, which must be composed of seven members, is elected at the Annual Mandatory Meeting of shareholders (the “Annual Mandatory Meeting”) for a three-year term. The most recent Board election took place in March 2023 and the next one is scheduled to take place in the Annual Mandatory Meeting to be held in March 2026. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides(1)	69	Chairman of the Board	1980	March 2026
Felipe Ortiz-de-Zevallos	76	Director	2003	March 2023(2)
Marco Antonio Zaldívar	63	Director	2020	March 2026
William Champion	68	Director	2016	March 2026
Diego de la Torre	61	Director	2017	March 2026
Nicole Bernex	74	Director	2018	March 2026
Raúl Benavides (1)	68	Director	2020	March 2026
Jorge Francisco Betzhold	67	Director	2023	March 2026

Executive Officers
Leandro Garcia	56	Chief Executive Officer	2020
Daniel Dominguez	46	Vice President and Chief Financial Officer	2020
Aldo Massa	52	Vice President of Business Development and Commercial	2021
Alejandro Hermoza	62	Vice President Community Relations	2008
Juan Carlos Ortiz	53	Vice President Operations	2018
Renzo Macher	49	Vice President of Projects	2023
Gulnara la Rosa	59	General Counsel	2012
(1)	Roque Benavides is the brother of Raúl Benavides.
(2)	Mr. Ortiz-de-Zevallos stepped down as a director in March 2023.

Set forth below is biographical information concerning members of our board and management.

Roque Benavides, Chairman of the Board and member of the Nominating Committee. Mr. Benavides received his degree in Civil Engineering from the Pontifical Catholic University of Peru (PUCP) in 1977 and his Master of Business Administration from the Henley Business School at the University of Reading in the U.K. in 1980. He completed the Management Development Program at the Harvard Business School in 1985 and the Advanced Management Programme at Oxford University in 1997. He is currently Chairman of the Board and a member of the board of directors of some of the Company’s related entities. He is also a member of the board of directors of Banco de Crédito del Perú. He was director of UNACEM from 2010 to 2020. He was previously President of the Peruvian Mining, Oil, and Energy Association (SNMPE) and the Peruvian Confederation of Private Business Institutions (CONFIEP).

Felipe Ortiz-de-Zevallos, Director and member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Mr. Ortiz-de-Zevallos has been a member of the Board since August 2003. He was the Rector of the Universidad del Pacífico from 2004 to 2006. He is the founder of Grupo APOYO and has been the president of the organization since 1977. He received his degree in Industrial Engineering from the National University of Engineering (UNI) and obtained his MSc in Administration and Systems from the University of Rochester. He graduated from the OPM Program at Harvard Business School in 1996. He also served as Peruvian Ambassador to the United States from September 2006 to March 2009. Mr. Ortiz-de-Zevallos stepped down as a director in March 2023.

Marco Antonio Zaldivar, Director. Mr. Zaldívar, a certified Public Accountant, graduated from the Universidad de Lima. He also graduated from PAD’s the Management Development Program at the Universidad de Piura and holds a Master of Business Administration from the Adolfo Ibáñez School of Management, USA. He is Independent Director of Cementos Pacasmayo and Fossal. He has been Independent Director at UCP Backus & Johnston, Banco Santander, among other companies. He was previously Chairman of the board of directors of the Lima Stock Exchange and the second Vice President of Confiep.

Diego de la Torre, Director. Mr. de la Torre holds a bachelor’s degree in Business Administration from Universidad del Pacífico in Lima and his Master’s in Business Administration from the London Business School in England. He is a cofounder and Chairman of the Board of La Viga, Quikrete Perú, Aleteia Capital and Bodega RAS. He is also a member of the Advisory Committee of the David Rockefeller Center for Latin American Studies at Harvard University and the international council of CEAPI in Madrid. He was previously a professor at the Universidad del Pacífico for twelve years and a member of the board of directors of several companies and institutions, including Endeavor Perú, IPAE and Perú 2021. . He was Chairman of the United Nations Global Compact in Peru, from 2005 to 2021. In 2013, he received the “Empresario Integral” award given by the Latin American Business Council. Also, in 2015, he was selected among the “Top 100 Influential Leaders” by AACSB International. He has been a member of the Board of Directors since 2017.

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

Raúl Benavides Ganoza, Director. Mr. Benavides earned his bachelor’s degree in Mining Engineering from the University of Missouri—Rolla, Master of Mining Administration from Pennsylvania State University, and completed the Advanced Management Program at Harvard Business School (AMP-160). He has served as President of the IIMP and the Mining Convention (Perumin), as well as being the Founder and President of the Mining Safety Institute (ISEM). He is currently the President of the vocational mining school CETEMIN. He has worked at Buenaventura since 1980, and is the Director of 11 related companies.

Jorge Francisco Betzhold Henzi, Director. Member of the Australasian Institute of Mining and Metallurgy. Member of the Geostatistical Association of Southern Africa (GASA) with solid knowledge and experience in the mining business. Mr. Betzhold has 36 years practical experience in South America (Chile, Brazil, Venezuela, Argentina), Southern Africa South Africa (Botswana. Namibia, Zambia) and USA (Alaska).  Mr. Betzhold studied Geoflogy at Universidad de Chile, Geostatistics at Fontainebleau Centre, Paris School of Mines, France and Management at the Graduate School of Business, University of Stellenbosch, South Africa. In addition, Mr. Betzhold has served as Head of Resource Planning and Development at Minera Escondida Limitada - BHP Billiton from 2011 to 2017.

Leandro Garcia, Chief Executive Officer. Mr. Garcia earned his bachelor’s degree in business administration and a bachelor’s degree in accounting from Universidad del Pacífico and his Master of Business Administration from the University of Miami in Florida. He completed the Management Development Program at Harvard Business School in 2017. He held the position of Treasury Head at Buenaventura from 1990 to 1997. He also worked as the finance manager at Sociedad Minera El Brocal until 2000, as general manager of Boticas BTL until 2005, and general manager of Boticas Inkafarma until June 2011. He rejoined Buenaventura as Controller General in July 2011. He has also served as director of Química Suiza Retail, the business that manages the Mi Farma pharmacy chain, from January 2016 until January 2018. Mr. Garcia has also served as Chief Executive Officer of Consorcio Energético de Huancavelica and a director of Sociedad Minera El Brocal, Compañía Minera Condesa y Empresa de Generación Huanza.

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

Aldo Massa, Vice President of Business Development and Commercial. Mr. Massa earned his bachelor’s degree in Business Administration from the Universidad de Lima and received an MBA from Universidad del Pacifico, also in Lima. Mr. Massa served as Buenaventura’s Commercial Manager since February 2020. He has more than 26 years of mining industry experience with Companies including Southern Copper Corporation, part of the Mexico Group, where he held the role of Corporate Commercial Director for Peru, Mexico, the United States and Spain. Since January 2021, he has been appointed as Vice President of Business Development and Commercial.

Juan Carlos Ortiz, Vice President of Operations. Mr. Ortiz earned his bachelor’s degree in mining engineering from the Pontificia Universidad Católica del Peru in 1992. He also holds a Master’s in Engineering, with a focus on Mineral Engineering Management, from Pennsylvania State University. Prior to assuming his new role at Buenaventura, Mr. Ortiz was the Technical Services Manager at Volcan Compañia Minera, a polymetallic mining company and one of the largest producers of zinc, lead and silver in the world, where he was responsible for the departments of Engineering, Projects, Planning and Environmental Matters as well as Volcan’s Alpamarca and Cerro de Pasco operations. Prior to this post, he served Chief Operations Officer at Compañía Minera Milpo (now part of the Nexa Resources Group), where he was responsible for the Cerro Lindo, Atacocha and El Porvenir operations. He is currently Director of the Institute of Mining Engineers of Peru.

Alejandro Hermoza Maraví, Vice President of Labor, Social and Environmental Affairs. Mr. Maraví graduated from the University of Maryland with a bachelor’s degree in Mechanical Engineering and a Master’s in Engineering and from the Peruvian University of Applied Sciences (UPC) with a Master’s in Administration. He previously worked as the Development Manager of the Peruvian Confederation of Private Business Institutions (CONFIEP) and has worked at Buenaventura since 2003, where he has held the position of community relations manager from 2008 to 2011 and deputy manager of Administration and Human Resources from 2003 to 2008. In 2011, he completed the Advanced Management Program at Harvard Business School.

Renzo Macher, Vice President of Projects. Mr. Macher received a bachelor’s degree in civil engineering from the Pontificia Universidad Católica del Perú, Lima. He received a Master’s in Construction Engineering and Project Management from the University of Berkeley, California. Mr. Macher completed the Management Development Program at the University of Piura, in Lima. In his previous role within the Company, Mr. Macher served as Buenaventura’s Projects Manager. Mr. Macher’s career at Buenaventura began in 2013 as Manager of the Tambomayo Project, which started operations in 2016. Since then, he has been in charge of Buenaventura’s Innovation and Project Development departments.

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

During the year ended December 31, 2022, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$13.2 million, including director’s fees accrued in 2020 and paid in 2022. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 32(d) to the Consolidated Financial Statements for further information

C.	Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders (the “General Meeting”) and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly Consolidated Financial Statements before their presentation to the Superintendencia del Mercado de Valores, or the SMV (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities)) (CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are Messrs. Zaldívar, Ortiz-de-Zevallos and de la Torre.

Compensation and Nominating Committee

The compensation and nominating committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer. It is also responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the directors remuneration to be approved by the shareholders. The members of the Compensation Committee for 2022 were Messrs. Ortiz-de-Zevallos, Roque Benavides, Champion and de la Torre.

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2022 were Messrs. Roque Benavides, Zaldivar and Ortiz-de-Zevallos.

Innovation and Sustainability Committee

The Innovation and Sustainability Committee is responsible for monitoring initiatives and practices related to Innovation and Sustainability. The members of the Innovation and Sustainability Committee for 2022 were Miss Nicole Bernex, Messrs. Roque Benavides, Raúl Benavides and de la Torre.

Operations Committee

The Operations Committee is responsible for supporting the Vice Presidency of Operations in meeting the goals set at the beginning of each year and providing a long-term vision to achieve the continuity of the Company’s operations.  The members of the Operations Committee for 2022 were Messrs. Champion, Roque Benavides, Raúl Benavides, Leandro García, Juan Carlos Ortiz and Juan Carlos Salazar.

D.	Employees

As of December 31, 2022 we, including our subsidiaries and Coimolache, had 2,783 employees (including permanent and temporary employees). In addition, we have entered into arrangements with independent contractors that employed 8,407 workers at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2022, the average tenure of Buenaventura’s permanent laborers was approximately 10.05 years.

Of the 2,687 permanent employees (considers employees working on an indefinite term contract) employed by Buenaventura, its subsidiaries and Coimolache, approximately 52% are members of 14 different labor unions (including 5 unions for clerical workers and 9 unions for laborers), representing all aforementioned clerical workers and laborers in collective negotiations. There are also 8 unions for workers employed by independent contractors that were formed over the last ten years in our mines at Uchucchacua, Orcopampa, Tambomayo, Julcani, El Brocal and Coimolache.

Each of the labor unions is company-based with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length (with the exception of the Collective Agreement of Tambomayo laborers, which is valid for 3 years from July 1, 2021 to June 30, 2024 and in the case of Tambomayo clerical workers, valid from August 1, 2021 to July 31, 2024) and set wages for the applicable period and benefits such as overtime, bonuses and family benefits.

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses, including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of our employees under certain special considerations and housing, hospitals and a full range of social services for our permanent employees and their families at town sites near our mines in compliance with mining regulations. We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the employee profit sharing amount equivalent to 8% of the annual pre-tax profits of their employer, 50% of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50% of such profits to be distributed based on the aggregate annual salary of each employee. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the employee profit sharing amount and the aggregate amount paid to employees must be contributed by us to FONDOEMPLEO, a fund established to promote employment and employee training.

Currently, we have (and strictly comply with) a Wage Policy that helps ensure equitable compensation under the principle of non-discrimination. The Wage Policy meets with the parameters established by Law N°30709, which forbids salary discrimination between men and women, as well as the related Regulations approved by Supreme Decree N°002 2018 TR.

Under Peruvian law, we may dismiss workers for just cause after completing certain formal procedures. In addition, several decisions adopted by the Peruvian Constitutional Court, holding that an employee is entitled for reinstatement if no cause for dismissal is expressed by the employer or for failure to present evidence supporting the employer’s grounds, have limited our ability to dismiss a worker without cause.

In the absence of just cause, workers are typically terminated by paying the applicable worker a layoff indemnification based on, at least, an amount equal to one and a half month’s salary for each full year worked plus the pro rata portion for any uncompleted year, collectively, not to exceed in the aggregate 12 months’ salary. The use of this method is subject to the worker’s acceptance.

Regardless of the cause for termination, all employees are entitled to a severance payment. Such payment is equal to one month’s salary (including an amount assigned for the value of other benefits), for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws, said severance payments are deposited in a special bank account selected by each employee and for the benefit of such employee, in both May and November of each year (approximately 50% of a monthly salary each time). Workers may withdraw such funds in excess of four times the worker’s gross monthly salary.  Until December 31st 2023, workers may withdraw 100% of the deposited amounts. Exceptionally and until December 31st 2023, workers may withdraw 100% of the deposited amounts. Upon termination, the remaining balance may be withdrawn by the worker for any reason.

We are subject to Supreme Decree N°001-2022-TR. This decree amended the Regulations of Law N°29245, a law governing the rules regarding outsourcing services. Under the new decree, a subject company is forbidden from outsourcing all activities considered to be part of the company’s “nuclear business.” Companies may still outsource specialized activities that are not part of the company’s nuclear business. Prior to this amendment, we were, in accordance with Law N°29245, allowed to outsource any part of the productive process. The validity of Supreme Decree N°001-2022-TR was challenged by several employers, including the Company, with the National Institute for the Defense of the Competition and Intellectual Property – INDECOPI claiming it was a bureaucratic barrier since it collides with a regulation of a superior level such as Las N°29245 and other arguments. INDECOPI has granted the Company with a precautionary measure authorizing it not to comply with Supreme Decree N°001 2022 TR. In addition, INDECOPI’s administrative court has ruled suspending the general effectiveness of Supreme Decree N°001 2022 TR until its legality is defined by the Courts in other lawsuits filed by different business organizations.

Our permanent employees receive the benefit of one of two types of pension arrangements. All workers can choose to enroll in a public pension fund managed by the state (the “ONP” system) or in a private pension fund (the AFP system). We are required to withhold from each of the salaries of the employees enrolled in the ONP system 13% of such employee’s salary, and pay such amount to the ONP system and withhold from the salary of each employee enrolled in the AFP system approximately 12.5% of such employee’s salary, and pay such amounts to the respective AFP (exact amount varies from one AFP to another). Additionally, for workers involved in mining and metallurgical processes, an additional 2% is withheld from their salaries, and we contribute an additional 2% to increase their pension funds. We have no liability for the performance of these pension plans. Our independent contractors are responsible for covering severance and pension payments with respect to their employees.

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

As of March 31, 2023, our directors and executive officers, as a group, owned 27,727,370 Common Shares, representing 10.92% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2023 is set forth below:

Percentage
		Percentage		Percentage		Beneficial
		Beneficial		Beneficial	Number of	Ownership
	Number	Ownership		Ownership	Common	of Common
	of	of	Number of	of	Shares and	Shares and
	Common	Common	Investment	Investment	Investment	Investment
Shareholder	Shares	Shares	Shares	Shares	Shares	Shares
Roque Benavides †	13,912,006	5.48	—	—	13,912,006	5.48
William Champion	—	—	—	—	—	—
Nicole Bernex	—	—	—	—	—	—
Jorge F. Betzhold	—	—	—	—	—	—
Raúl Benavides ††	13,813,836	5.44	—	—	13,813,836	5.44
Diego de la Torre	1,528	0.00	—	—	1,528	0.00
Marco Antonio Zaldivar	—	—	—	—	—	—
Leandro García	—	—	—	—	—	—
Daniel Domínguez	—	—	—	—	—	—
Juan Carlos Ortiz	—	—	—	—	—	—
Alejandro Hermoza	—	—	—	—	—	—
Aldo Massa	—	—	—	—	—	—
Gulnara La Rosa	—	—	—	—	—	—
Directors and Executive Officers as a Group †	27,727,370	10.92	—	—	27,727,370	10.92
†	Includes Common Shares owned by the applicable director or officer and his son.
††	Includes Common Shares owned by the applicable director and his sons and daughters.
F.	Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2023 we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares, and 271,677 Investment Shares, exclusive of 472,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2023, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

						Percentage
						Beneficial
		Percentage		Percentage	Number of	Ownership
		Beneficial		Beneficial	Common	of Common
		Ownership	Number of	Ownership	Shares and	Shares and
	Number of	of Common	Investment	of Investment	Investment	Investment
Shareholder	Common Shares	Shares (1)(2)	Shares	Shares (1)(3)	Shares	Shares (1)(4)
Van Eck Associates Corporation	25,099,203	9.89	—	—	25,099,203	9.88
Scotiabank Wealth Management	16,091,834	6.34	—	—	16,091,834	6.34
Roque Benavides Ganoza (5)	13,912,006	5.48	—	—	13,912,006	5.48
Raul Benavides Ganoza (6)	13,813,836	5.44	—	—	13,813,836	5.44
Westwood Global Investments, LLC	13,730,679	5.41	—	—	13,730,679	5.41
Blanca Benavides de Morales	13,033,836	5.14	—	—	13,033,836	5.13
Blackrock Fund Advisors	9,990,054	3.94	—	—	9,990,054	3.93
(1)

The table above excludes treasury shares. As of March 31, 2023 Buenaventura held 14,474 Common Shares and 1,230 Investment Shares and our wholly owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.

(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.
(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.
(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.
(5)	Common Shares owned by Roque Benavides and his son
(6)	Common Shares owned by Raul Benavides’ children.

As of March 31, 2023, we estimate that 221,301,259 Common Shares were held in the U.S., which represented approximately 87.22% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 46 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) amounted to US$13.4 million in 2020, US$12.1 million in 2021 and US$13.2 million in 2022. Please refer to Note 32(d) to the Consolidated Financial Statements for further information.

Chaupiloma was the legal owner of the mining rights operated by Yanacocha until 2022 and received a 3% royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$18.6 million in 2020, US$15.9 million in 2021 and US$1.4 million in 2022 and are presented as royalty income in our consolidated statements of income. After 2022, Chaupiloma transferred to Yanacocha all the mining rights and we have ceased to receive royalty since then.

Condesa did not receive cash dividends from its investment in Yanacocha in 2020, 2021, or 2022.

In 2021 and 2022, we received cash dividends from Sociedad Minera Cerro Verde S.A.A. in an amount of US$137.01 million and US$78.3 million, respectively. We did not receive cash dividends in 2020 from this investment.

We received cash dividends from Coimolache of approximately US$3.6 million in 2020, and US$11.3 million in 2021 and US$0.8 million in 2022.

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

Legal Proceedings

SUNAT litigation

Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss, which was offset in 2009 and 2010.

During 2007 and 2008, Buenaventura modified its client contracts for the purposes of the sale of gold, shifting from a fixed price arrangement to a variable price arrangement. This allowed the Company to appropriately benefit from improved market prices. Additionally, caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax payable by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT during subsequent fiscal years.

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

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$97.7 million updated at the exchange rate of December 31, 2022) which, when accounting for alleged penalties and fees as of the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$551.5 million based on the exchange rate corresponding to December 31, 2022).

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts. Following the commencement of such collection proceedings by SUNAT, the Company filed a request for deferral and payment plan of the amounts claimed by SUNAT in order to make such tax payments over a 67-month term, in addition to making interest payments in connection with such payments. The requested payment plan consists of an initial payment in an amount equal to 14% of the amount claimed by SUNAT and 66 equal installments for the remaining amounts. In order to finalize the deferral and payment agreement with SUNAT, the Company was required to deliver Letters of Credit in an amount equal to the aggregate claimed amount in accordance with applicable law. To satisfy this requirement, on December 30, 2020, the Company entered into the Syndicated L/C Agreement with a group of financial entities and following delivery of the Letters of Credit, SUNAT approved the Company’s payment plan.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,584,227,000 (equivalent to US$416,026,000 based on the exchange rate corresponding to December 31, 2022), which included updating the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/78,279,000 (equivalent to US$20,492,000 based on the exchange rate corresponding to December 31, 2022). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$50,787,000 based on the exchange rate corresponding to December 31, 2022) which included updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/8,477,000 (equivalent to US$2,219,000 based on the exchange rate corresponding to December 31, 2022). For fiscal year 2010, as a result of a deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$93,669,000 based on the exchange rate corresponding to December 31, 2022) which included the updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/16,762,000 (equivalent to US$4,388,000).

As of December 31, 2021, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

We will continue to pursue appeals on this matter in Peruvian courts. These legal proceedings may be costly and time consuming and there can be no guarantee in respect of the final outcome of these proceedings or that SUNAT will not bring future claims against us.

See Note 31 (d) to the Consolidated Financial Statements for additional information.

Dividends and Dividend Policy

We can distribute three kinds of dividends: (i) cash dividends, which are paid out of our net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of our stock and (iii) stock dividends for the purpose of capitalizing profits, in each case as described in more detail below. All shares outstanding are entitled to share equally in any dividend declared based on the portion of our capital represented by such share. No cash dividend may be declared if our financial statements do not show distributable profits. However, we may declare dividends during the year. We may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as “provisional dividends” or “dividends on account” as explained below, provided the financial statements as of end of the month preceding the date where such dividends are declared, show the existence of net distributable income obtained during the current year and there are no losses to be covered from past years.

The Board, following the end of each fiscal year, makes a recommendation at the Annual Mandatory Meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares. The Shareholders Meeting can delegate to the Board the approval to pay interim dividends.

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache, and Cerro Verde ), 20% attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

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

Dividends on issued and outstanding Common Shares and Investment Shares are distributed in accordance with the proportion of the total capital represented by such respective shares. Dividends are distributed pro rata in accordance with the number of Common Shares or Investment Shares. Accordingly, any dividend declared would be apportioned 99.73% to the holders of Common Shares and 0.27% to the holders of Investment Shares. This proportion will not change in the future except if, and to the extent that holders of Common Shares and Investment Shares exercise their preemptive rights disproportionately in any future issuance of Common Shares and Investment Shares, or if we issue Common Shares without preemptive rights in accordance with Article 259 of the Peruvian Companies Law.

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

We issue stock dividends for value per share of our stock. The book value of our share capital is based on the nominal (par) value of each share but is adjusted to account for inflation; thus, in inflationary periods, our book value will increase while the nominal value will remain constant. To adjust the book value of each share to equal or approximate the nominal value, in the past we periodically issue new shares that are distributed as stock dividends to each existing shareholder in proportion to such shareholder’s existing holdings, unless it increases the nominal value of the existing shares. These stock dividends (which under the Peruvian income tax law are not considered dividends) do not change a stockholder’s percentage of interest in us. In addition, we may from time to time capitalize profits and, in such case, must distribute stock dividends representing the profits capitalized.

Dividends not collected within 10 years will be retained by us, increasing our legal reserve, and the right to collect such dividends will expire.

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a statement of financial position at any given time). We, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of consolidated financial statements which show the existence of net distributable income obtained during the current fiscal year. If, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, shareholders that acted in good faith may retain the dividends exceeding the distributable profit, with such dividends counting as advanced payments credited against profits or liquidation proceeds that they are entitled to receive in following periods. Therefore, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2019 to 2022. Dividends with respect to the years 2019 to 2022 were paid per Common Share and ADS.

		Per			Per			Per
Year ended	Common Share			ADSs			Investment Share
December 31, (1)	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2019	0.027	0.027	0.054	0.027	0.027	0.054	0.027	0.027	0.054
2020	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2021	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2022	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

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

No significant events were identified, apart from those mentioned in Note 10(a), Note 16(c) and Note 34, since the date of the annual Consolidated Financial Statements included in this Annual Report.

ITEM 9.     The Offer and Listing

A.	Offer and Listing Details

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Soles. The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods.

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading			Trading			Trading
	Volume	High	Low	Volume	High	Low	Volume	High	Low

	(in millions)	(in nominal S/ per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2019	0.80	57.05	45.30	295.27	17.85	13.77	0.01	17.00	16.00
2020	0.59	44.80	25.00	407.18	15.36	5.12	0.00	0.00	0.00
2021	0.25	44.80	27.80	318.37	12.83	6.11	0.00	0.00	0.00
2022	0.04	41.00	21.65	371.51	12.35	5.25	0.00	0.00	0.00
Quarterly highs and lows
2021
1st quarter	0.01	44.80	36.62	70.24	12.83	9.81	0.00	0.00	0.00
2nd quarter	0.16	44.10	35.10	87.68	12.44	8.68	0.00	0.00	0.00
3rd quarter	0.01	35.35	28.15	66.09	9.23	6.11	0.00	0.00	0.00
4th quarter	0.07	34.20	27.80	94.36	9.24	6.26	0.00	0.00	0.00
2022
1st quarter	0.01	40.00	33.00	90.83	12.35	7.03	0.00	0.00	0.00
2nd quarter	0.00	41.00	27.00	85.66	11.29	6.59	0.00	0.00	0.00
3rd quarter	0.01	25.00	21.65	125.45	6.78	5.25	0.00	0.00	0.00
4th quarter	0.01	30.00	27.90	69.57	8.42	6.38	0.00	0.00	0.00
Monthly highs and lows
2022
October	0.00	0.00	0.00	31.72	7.22	6.38	0.00	0.00	0.00
November	0.00	0.00	0.00	8.06	8.33	6.97	0.00	0.00	0.00
December	0.01	30.00	27.90	29.79	8.42	7.19	0.00	0.00	0.00
2023
January	0.00	30.50	27.90	21.82	8.74	7.54	0.00	0.00	0.00
February	0.00	29.50	29.50	21.08	8.39	7.08	0.00	0.00	0.00
March	0.00	32.00	30.00	32.67	8.65	7.68	0.00	15.00	14.80
(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2023, the share capital with respect to the Common Shares was S/2,748,899,240 represented by 274,889,924 shares, and the share capital with respect to the Investment Shares was S/7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital and treasury shares. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2023, there were 974 owners of record of the Common Shares and 893 owners of record of the Investment Shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Common Shares and ADSs representing the Common Shares (each ADS representing one Common Share) have been listed and traded on the New York Stock Exchange under the symbol BVN. In addition, the Common Shares and Investment Shares are listed and traded on the Lima Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.    Additional Information

A.	Share Capital

Our capital stock comprises Common Shares and investment shares. Common Shares have full voting rights while investment shares do not. As of December 31, 2022, there were 253,715,190 Common Shares outstanding, exclusive of 21,174,734 Common Shares held in treasury. In the case of Investment Shares, there were 271,677 Investment Shares outstanding, exclusive of 472,963 Investment Shares held in treasury. In total there are 253,986,867 outstanding shares, and this number has not changed throughout the year 2022. The capital stock is fully subscribed and paid. Additionally, the par value per share (for both Common Shares and Investment Shares) is S/.10.

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

We are managed by the Board and the management.

Objectives and Purposes

Our legal purpose, as set forth in our Articles of Association and By-laws, is to engage in mining operations and related activities either directly or through majority-owned subsidiaries and controlled companies. Likewise, we may hold shares of other companies, including companies performing mining operations.

Directors

The Board, which must be composed of seven members, is elected for a three-year term at the Annual Mandatory Meeting. Any changes in the Board require the approval of the shareholders. The removal of the Board must be approved at a shareholders’ meeting, attended by holders of 75% of the Common Shares in the first summons and 70% of the Common Shares in the second summons, by resolution approved by at least two thirds of the total number of Common Shares outstanding. In the case of resignation of directors, the Board may appoint substitute directors who will serve until the next shareholders’ meeting.

Members of the Board (“Directors”) are elected for a term of three years and may be reelected indefinitely. Pursuant to Article 29 of our By-laws, Directors are not required to be shareholders. The Board, in its first meeting after the Annual Mandatory Meeting during which elections are held, must choose from among its members a Chairman and a Lead Director. The Peruvian Companies Law requires that all companies (sociedades anónimas) provide for the representation of non-controlling shareholders on their Boards of Directors. To that effect, each of our Common Shares gives the holder the right to as many votes as there are directors to be elected. Each holder may pool his votes in favor of one person or distribute them among various persons. Those candidates for the Board who receive the most votes are elected directors.

The Board of Directors meets when called by the Chairman of the Board, who is appointed by the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence, or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, as amended by Law No. 30050 in force since June 27, 2013, provides that directors and managers are civil liable for damages caused to us by any transaction they have approved that favors such director’s, or a related party’s, interest instead of the Company’s, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such company’s assets. Directors not participating in the Board meeting or that voted against the transaction are not liable.

In addition, Article 53 of the Single Ordered Text of the Securities Market Law approved by Supreme Decree N° 020-2023-EF contains additional prohibitions for directors and managers of companies whose shares are traded in the stock exchange. Pursuant to Article 53(a) of such law, directors and managers are forbidden to receive loans from listed companies and from using goods and services of the listed company without the Board’s authorization for their own use, in their own profit or to benefit persons related to the directors and managers. Additionally, subsection (b) thereof further provides that directors and managers are forbidden from using their positions to obtain improper benefits for them or for persons related to them.

In connection therewith, Article 180 of the Peruvian Companies Law provides that directors can neither approve resolutions that do not protect the company’s interest but rather the director’s own interests or a related party’s interest, nor may a director use a business opportunity that the director is aware of due to their position as a director in their own interest or in a related party’s interest. Our By-laws do not contain any provisions related to a director’s power to vote on matters in which the director is materially interested. However, such Article 180 of the Peruvian Companies Law requires a director with an interest that conflicts with an interest of ours on a specific matter to disclose such interest to us and abstain from participating in the deliberation and decision of the said matter. A director that contravenes such requirement is liable for the damages suffered by us and can be removed by the Board or a shareholders’ meeting upon the request of any shareholder or any member of the Board.

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

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only if the agreement relates to operations the Company performs in the regular course of business and is in an arms-length conditions. Furthermore, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the Company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the Company’s Board. Directors are jointly liable to the Company and the Company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law. In addition, as mentioned above, Article 3 of Law No. 29720, as amended, provides that directors and managers are liable for economic or other damages that they may cause because of the approval of resolutions that favor such director’s, or a related party’s, interest instead of the Company’s, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such Company’s assets.

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

Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board, where each such holder is entitled to one vote per share per nominee. Each holder’s votes may all be cast for a single nominee or they may be distributed among the nominees at the holder’s discretion. Holders of Common Shares may attend and vote at shareholders’ meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of sociedades anónimas abiertas, as we are, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

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

The Investment Shares do not represent our stock obligations. Holders of Investment Shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings. However, Investment Shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as Common Shares, as well as to participate in increases of the Investment Shares account and in the distribution of shareholder equity resulting from liquidation.

Changes in the Rights of Shareholders

Our By-laws do not contain special provisions relating to actions necessary to change the rights of holders of the classes of shares. However, Article 88 of the Peruvian Companies Law establishes that all shares of a same class must have the same rights and obligations, and that if we decide to establish different rights and obligations, we must create a different class of shares, which creation will be agreed upon by the General Meeting in accordance with the requirements for modification of the By-laws. The Common Shares are the only class of shares representing 100% of our share capital, and, therefore, each Common Share has the same rights and obligations of each other Common Share. These requirements are described under “—Shares and Voting Rights” above.

The rights of any class of shares may not be reduced, except in accordance with the Peruvian Companies Law.

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

Under our By-laws, the following actions are to be taken at the Annual Mandatory Meeting of shareholders: approval of our statements of financial position, profit and loss statements and annual reports; the approval of management performance; the allocation of profits; the election of external auditors; the election of the members of the Board; and any other matters submitted by the Board. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; and liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

In accordance with Article 21 of the By-laws, only those holders of Common Shares whose names are inscribed in our share register not less than 10 days in advance of a meeting will be entitled to attend shareholders’ meetings and to exercise their rights.

In response to the COVID-19 pandemic,  shareholder meetings and board meetings were held virtually from March 2021 to October 2022. Starting in October 2022, board meetings have been held once again in person.

Limitations on the Rights of Nonresident or Foreign Shareholders

There are no limitations in our By-laws or the Peruvian Companies Law on the rights of nonresident or foreign shareholders to own securities or exercise voting rights on our securities.

Change in Control

There are no provisions in our By-laws that would have the effect of delaying, deferring or preventing a change in control.

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10, Regulation No. 05-2009-EF-94.01.1, Regulation No. 034-2015-SMV-01 and Regulation No. 007-2021-SMV-02 of the SMV, when, an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25%) of the voting shares of a company with shares listed in a stock exchange, as well as upon any person or group increasing its ownership above the 50% and 60% thresholds, a procedure known as Oferta Pública de Adquisición, or a “Takeover Bid,” must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF.94.10 of the SMV, as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5% of our paid-in capital.

Changes in Capital

Our By-laws do not establish special conditions for increases or reductions of capital that are more stringent than required by the Peruvian Companies Law. Furthermore, the Peruvian Companies Law forbids sociedades anónimas abiertas, such as us, from including in their By-laws stipulations limiting the transfer of their shares or restraining their trading in other ways. We cannot recognize a shareholders’ agreement that contemplates limitations, restrictions or preferential rights on the transfer of shares, even if such agreement is recorded in our share register (matrícula de acciones) or in CAVALI ICLV S.A., unless they refer to shares that are not listed in a stock exchange, which is not the case for our shares.

Economic Group

On January 1, 2017 new Regulations on Indirect Property, Relation and Economic Groups (Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos) (the “Regulations”) approved by Regulation No. 019-2015-SMV-01 became effective, replacing the prior Regulations that were in effect since 2006. The new Regulations, which have been amended by Regulations 048-2016-SMV-01, 013-2017-SMV-01, 026-2017-SMV-01 and 016-2019-SMV-01, define more precisely who are considered independent directors, increase the standards of information we are required to provide, require us to identify the individuals that control our economic group, require us to report related individuals and entities; reduce the number of shareholders required to determine that there exists a “representative participation” from 10% of the total capital stock to 4% of voting shares and extend the definition of control. The “representative participation” definition is mainly used by listed companies such as us to determine the existence of indirect property. Regulation No. 083-2016-SMV-01 approved the new forms to be used to provide the SMV all the information about our economic group.

Criminal liability of companies

Peruvian Law 30424, as amended by Legislative Decree No. 1352, introduced corporate liability for corruption, money laundering, terrorist financing and related crimes as of January 1, 2018. Under this law, legal entities may be liable for domestic and international bribery of public officials as well as other offenses committed on their behalf or for their benefit by their shareholders, officers, directors, or de facto administrators or representatives. The Law establishes mitigating circumstances such as cooperation with authorities, minimizing the harm caused by the offense, full or partial reparation of damages, and the adoption and implementation of a corporate compliance program known as a “prevention model”. Such preventive program must be tailored to the legal entity’s nature, risks, needs, and characteristics, and must contain adequate monitoring and control measures to prevent the offenses covered by this law or significantly reducing the risk of violating such offenses.

Dividends and Dividend Policy

We can distribute three kinds of dividends: (i) cash dividends, which are paid out of our net distributable income for each year, (ii) stock dividends that are akin to stock splits rather than distributions of earnings, which are issued for the purpose of adjusting the book value per share of our stock and (iii) stock dividends for the purpose of capitalizing profits. All shares outstanding are entitled to share equally in any dividend declared based on the portion of our capital represented by such share. No cash dividend may be declared if our financial statements do not show distributable profits. Also, we may make interim provisional payments to shareholders in respect of net distributable income for the current fiscal year, which are referred to as “provisional dividends” or “dividends on account” or “interim dividends” as explained below, provided the financial statements as of end of the month preceding the date where such dividends are declared, show the existence of net distributable income obtained during the current year and there are no losses to be covered from past years.

The Board, following the end of each fiscal year, makes a recommendation at the Annual Mandatory Meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares. The Shareholders Meeting can delegate to the Board the approval to pay interim dividends and, at our Shareholders Meeting such authorization was granted to our Board by the participants in the Shareholders Meeting.

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of two of Buenaventura’s associates (Coimolache and Cerro Verde), 20% of Buenaventura’s attributable net income will be included if such associates distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

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

Dividends are subject to an additional withholding tax for shareholders that are either (i) individuals, whether domiciled or non-domiciled in Peru, or (ii) non-domiciled companies or entities. For dividends paid out of our accumulated net profits, the withholding tax rate is 5%, when the dividend originated from profits earned on or after January 1, 2017. If any tax or other governmental charge will become payable by Scotiabank Peru, as custodian, the Depositary or us with respect to any ADR or any deposited securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the owner or beneficial owner of such ADR to the Depositary.

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

Dividends on issued and outstanding Common Shares and Investment Shares are distributed in accordance with the proportion of the total capital represented by such respective shares. Dividends are distributed pro rata in accordance with the number of Common Shares or Investment Shares. Accordingly, any dividend declared would be apportioned 99.73% to the holders of Common Shares and 0.27% to the holders of Investment Shares. This proportion will not change in the future except and to the extent that holders of Common Shares and Investment Shares exercise their preemptive rights disproportionately in any future issuance of Common Shares and Investment Shares, or if we issue Common Shares without preemptive rights in accordance with Article 259 of the Peruvian Companies Law.

Holders of Common Shares and Investment Shares are not entitled to interest on dividend payments.

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares by us received by the Depositary. Amounts distributed with respect to ADSs were subject to a Peruvian withholding income tax of 6.8% for profits earned during 2016, which was the withholding tax rate applicable to distributions in respect of Common Shares during 2016. The withholding tax rate decreased to 5% for dividends paid out of our accumulated net profits after December 31, 2016. See Item 10. “Additional Information—E. Taxation—Peruvian Tax Considerations.”

We issue stock dividends for value per share of our stock. The book value of our share capital is based on the nominal (par) value of each share but is adjusted to account for inflation; thus, in inflationary periods, our book value will increase while the nominal value will remain constant. To adjust the book value of each share to equal or approximate the nominal value, in the past we periodically issue new shares that are distributed as stock dividends to each existing shareholder in proportion to such shareholder’s existing holdings, unless it increases the nominal value of the existing shares. These stock dividends (which under the Peruvian income tax law are not considered dividends) do not change a stockholder’s percentage of interest in us. In addition, we may from time to time capitalize profits and, in such case, we have to distribute stock dividends representing the profits capitalized.

Dividends not collected within 10 years will be retained by us, increasing our legal reserve, and the right to collect such dividends will expire.

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a statement of financial position at any given time). We, however, may pay interim or provisional dividends as explained above. If, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, shareholders that acted in good faith may retain the dividends exceeding the distributable profit, with such dividends counting as advanced payments credited against profits or liquidation proceeds that they are entitled to receive in following periods. Therefore, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders of public companies that are sociedades anónimas abiertas, such as us, and that were formerly contained in Law No. 26985, which was abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Mandatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Mandatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$1,235 and US$ 910,000 in case the Company fails to comply such provisions for the protection of minority shareholders.

C.	Material Contracts

Below is a description of the material agreements entered into that we have entered into as of December 31, 2022. Such summaries exclude those agreements entered into in the ordinary course of business.

5.500% Senior Notes due 2026

In order to comply with its tax obligations, the Buenaventura’s Shareholders’ Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issue the Notes which were issued on July 23, 2021 with the following terms:

-	Denomination of Issue: US$550,000,000 5.500% Senior Notes due 2026.
-	Principal Amount: US$550,000,000.
-	Issue Date: July 23, 2021.
-	Maturity Date: July 23, 2026.
-	Issue Price: 99.140% of the principal amount.
-	Interest Rate: 5.500% per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Listing: The bonds were listed on the SGX-ST

The bonds were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of its issuance of the Notes, Buenaventura entered into an indenture (the “Indenture”) among Buenaventura, The Bank of New York Mellon, and various subsidiary guarantors. Under the terms of the Indenture, Buenaventura agreed to comply with certain restrictive covenants. As a result of these covenants, Buenaventura must confirm that it is in compliance with the Notes Indenture if it wants to undertake any of the following transactions that involve:

(viii)	the incurrence of additional debt;
(ix)	certain asset sales;
(x)	the making of certain investments;
(xi)	the payment of dividends;

(xii)	the purchasing of Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or schedule repayment of any indebtedness that is subordinated to the Notes (collectively, “Restricted Payments”, as defined in the Indenture),
(xiii)	creation of liens; or
(xiv)	a merger, consolidation or sale of substantially all assets.

These covenants are known as “Limitations on incurrence of indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively, which also have exceptions that let the Company operate in the ordinary course of business.

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

The following summarizes the material Peruvian and U.S. federal income tax consequences under present law of the purchase, ownership and disposition of ADSs or Common Shares. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Common Shares. In particular, this discussion deals only with holders that hold ADSs or Common Shares as capital assets and that have the U.S. Dollar as their functional currency. The summary does not address the tax treatment of certain investors that may be subject to special tax rules, such as partnerships and other entities classified as partnerships for U.S. federal income tax purposes, banks and other financial institutions, dealers and traders in securities or foreign currencies, insurance companies, tax-exempt entities, persons that will hold ADSs or Common Shares as a position in a “straddle” or “conversion transaction” for tax purposes, holders who directly or indirectly, actually or constructively own 10% or more of our shares by either vote or value, certain taxpayers who file applicable financial statements and are required to recognize income no later than when the associated revenue is reflected on such financial statements and holders who acquired our ADSs or Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder (as defined below), including gift tax, estate tax, any U.S. state or local taxes, non-U.S. taxes, other than Peruvian taxes as provided below, the U.S. federal alternative minimum tax or the U.S. Medicare tax on net investment income. There is no tax treaty currently in effect between Peru and the U.S., except for a treaty to exchange tax information. The information to be exchanged is defined in such treaty as any data or declaration that may be relevant or essential to the administration and application of taxes. Accordingly, the discussions below of Peruvian and U.S. tax considerations are based on the domestic law of each of Peru and the U.S. which are subject to change possibly with retroactive effect.

“U.S. Holder” means a beneficial owner of ADSs or Common Shares that is (i) a U.S. citizen or resident, (ii) a domestic corporation, (iii) a trust subject to the control of one or more U.S. persons (as described in Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, (“Code”)) and the primary supervision of a U.S. court or that has validly elected to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds ADSs or Common Shares, the tax treatment of a partner will generally depend on the status of the partner in such partnership and the activities of the partnership. Partners of partnerships holding ADSs or Common Shares should consult their tax advisors.

Peruvian Tax Considerations

Cash Dividends and Other Distributions

Cash dividends paid with respect to Common Shares and amounts distributed with respect to ADSs are subject to Peruvian withholding income tax, at a rate of 5% for dividends paid or to be paid beginning January 1, 2017, when the dividend originated from profits earned on or after January 1, 2017. If the dividend originated from profits earned between January 1, 2015 and December 31, 2016, the withholding income tax rate for the dividend is 6.8%. If the dividend originated from profits earned as of December 31, 2014, the withholding income tax rate for dividends is 4.1%. The dividends distribution is related to prior accumulated results. This regime is applicable on dividends that are paid to shareholders that are: (i) individuals, whether resident or nonresident in Peru or (ii) nonresident entities. As a general rule, the distribution of additional Common Shares representing profits, distribution of shares that differ from the distribution of earnings or profits, as well as the distribution of preemptive rights with respect to Common Shares, which are carried out as part of a pro rata distribution to all shareholders, will not be subject to Peruvian Income Tax or withholding taxes.

Capital Gains

Pursuant to Article 6 of the Income Tax Law (the “ITL”), individuals and entities resident in Peru are subject to Peruvian Income Tax on their worldwide income while nonresident individuals or entities are subject to Peruvian Income Tax on their Peruvian source income only.

Furthermore, the ITL states that income deriving from the disposal of securities issued by Peruvian entities is considered Peruvian source income subject to the Income Tax (as defined below).

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

Accordingly, capital gains deriving from the disposal of securities issued by legal entities incorporated in Peru are considered Peruvian-source income subject to Peruvian Income Tax.

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

Effective January 1, 2010, the exemption was repealed and, as such, capital gains resulting from the disposal of ADSs or Common Shares issued by legal entities incorporated in Peru became subject to Peruvian Income Tax, or the “Income Tax.” For non-resident entities or individuals, capital gains will be subject to an Income Tax rate of either 5% or 30%, depending on where the transaction takes place. If the transaction is consummated within Peru, the Income Tax rate is 5%; if the transaction is consummated outside of Peru, capital gains are taxed at a rate of 30%.

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

On December 30, 2022, Law No. 31662 was published. This law entered into effect on January 1, 2023 and extends through December 31, 2023, the income tax exemption on capital gains from the disposal of ADSs or Common Shares issued by legal entities incorporated in Peru, executed through the Lima Stock Exchange, described in the previous paragraph. However, such extension through December 31, 2023 is applicable only to individuals, undivided hereditary estates or undivided inheritance estates (sucesiones indivisas) and conjugal partnerships (sociedades conyugales) with respect to their previously mentioned capital gains that do not exceed in each taxable year, 100 tax units (approximately US$130,000 for 2023).

Exchange Transactions

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or Common Shares. No stamp, transfer or similar tax applies to any transfer of Common Shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.021% of value sold), fees payable to the SMV (0.0135% of value sold), fees payable to CAVALI (0.04095% of value sold), brokers’ fees (about 0.05% to 1% of value sold) and VAT (at the rate of 18%) on commissions and fees. Any investor who sells its Common Shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the Common Shares.

Other Considerations

As explained in Item 10. Memorandum and Articles of Association – Final Beneficial Owners, on August 2, 2018, Legislative Decree No. 1372 was published. This law entered into effect on August 3, 2018 and its regulations were enacted by Supreme Decree No. 003-2019-EF, published on January 8, 2019. According to this law and its regulations, legal entities domiciled or established in Peru must report the identity of their ultimate beneficial owners, as a tool for law enforcement agencies to confront tax evasion, money laundering and terrorist financing. For this reporting obligation, legal entities include any corporation, partnership or similar entity, trust, investment fund or joint venture. This obligation is also applicable to legal entities that are not domiciled in Peru but have a branch, subsidiary, joint venture or permanent establishment in Peru or, in the case of trusts, which have a grantor, settlor, beneficiaries or trustees domiciled in Peru. Ultimate beneficial owner is defined as the individual that effectively owns or controls a legal entity. For this purpose, ownership is when at least 10% of the capital of the legal entity is directly or indirectly under the ownership of an individual and its related parties. On September 25, 2019, the Tax Authority issued Superintendence Resolution No. 185-2019/SUNAT, establishing rules for this mandatory report and, for the legal entities that qualify as principal taxpayers as of November 30, 2019, the first deadline for filing this mandatory report was established within the first half of December 2019. The first deadline to present the affidavit with information regarding the final beneficiaries as of November 30, 2019 was set in the first half of December 2019.

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

Cash Dividends and Other Distributions

In general, distributions with respect to the ADSs or Common Shares will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or Common Shares, and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Cash dividends paid with respect to Common Shares or Common Shares represented by ADSs can generally be included in the gross income of a U.S. Holder as ordinary income. Dividends generally are treated as foreign source income. Dividends paid to a U.S. Holder that is a domestic corporation are not eligible for the dividends received deduction available to such corporations. Under current law, a reduced U.S. tax rate is imposed on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation that is not a passive foreign investment company (“PFIC”) in the year in which the dividend is paid or in the preceding taxable year and either (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) should apply with respect to the ADSs as long as the ADSs are traded on the New York Stock Exchange. As a result, in the event we are not a PFIC in the year in which the dividend is paid or in the preceding taxable year, we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. Holder with respect to ADSs for which the minimum holding period requirement is met should be taxed at a reduced rate. In the case of our Common Shares held directly by U.S. Holders and not underlying ADSs, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding our Common Shares directly and not through an ADS are urged to consult their own independent tax advisors.

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

A U.S. Holder may be entitled to claim a U.S. foreign tax credit in respect of any Peruvian taxes imposed on dividends received on our Common Shares or Common Shares represented by ADSs, subject to generally applicable limitations and restrictions and provided that the withholding tax constitutes a “covered withholding tax” under U.S. regulations.In the case of U.S. individuals for whom the reduced rate of tax on dividends applies, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Code. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of otherwise creditable Peruvian taxes. Dividends received with respect to our Common Shares or Common Shares represented by ADSs may be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules governing foreign tax credits are complex, U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax,” which may be unclear or difficult to determine), and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. Holder generally is not subject to U.S. federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Capital Gains

U.S. Holders will recognize taxable gain or loss on the sale or other taxable disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Common Shares. Generally, such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations under the Code. Any gain recognized by a U.S. Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Under U.S. regulations mentioned above, Peruvian withholding tax imposed on such U.S. source gain may not constitute a creditable tax. Moreover, in the case of a sale or other taxable disposition of Common Shares or ADSs in a transaction subject to Peruvian tax, even if the tax is a creditable tax, the U.S. Holder may not be able to claim a U.S. foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit.

For U.S. federal income tax purposes, U.S. Holders will not recognize gain or loss on deposits or withdrawals of Common Shares in exchange for ADSs or on the exercise of preemptive rights.

A non-U.S. Holder of ADSs or Common Shares will not be subject to U.S. federal income or withholding tax on gain from the sale or other disposition of ADSs or Common Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and (iii) certain other conditions are met.

Passive Foreign Investment Company

Based on our audited financial statements as well as relevant market and shareholder data, we can provide no assurance that we were not a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year or that we did not become a PFIC in our 2022 taxable year as a result, in part, of changes in our income and the value of our assets and uncertainty as to the characterization of certain assets. In particular, the conclusion could be affected by a pending tax refund claim the characterization of which for PFIC purposes is unclear and the value of which is highly speculative. For the same reason and also taking into account the effect of the Company’s sale of its stake in Yanacocha in February 7, 2022, even if we were not a PFIC for our 2022 taxable year, we cannot assure you that we will not become a PFIC with respect to our current taxable year. Furthermore, because a determination of our PFIC status is based on our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, involves the application of complex tax rules, including the application of proposed United States Treasury Regulations, on which we are entitled to rely until they are finalized, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Information Reporting and Backup Withholding

Dividends in respect of the ADSs or Common Shares and the proceeds from the sale, exchange, redemption or other disposition of the ADSs or Common Shares may be reported to the IRS and a backup withholding tax may apply to such amounts unless the U.S. Holder (i) is a corporation (which may be required to establish its exemption by certifying its status on IRS Form W-9), (ii) in the case of a U.S. Holder other than a corporation, provides an accurate taxpayer identification number in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed IRS Form W-8BEN or W-8BEN-E or other applicable Form W-8, or (iv) otherwise establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. Holder generally may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.

“Specified Foreign Financial Asset” Reporting

U.S. Holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

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

I.	Subsidiary Information

See “Item 4. Information of the Company Buenaventura—C. Organizational Structure”

J.	Annual Report to Security Holders

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

Commodity Contracts

Gold, silver, lead and copper hedging and sensitivity to market price

Our revenues and earnings are to a great extent influenced by world market prices for gold, copper, silver, zinc and lead that fluctuate widely and over which we have no control. We and our wholly owned subsidiaries are completely unhedged as to the price at which our gold and silver will be sold. See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

As of March 31, 2023, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to December 2023, El Brocal had outstanding hedging commitments amounting to 5,000 fines tons of copper at an average fixed price of US$10,152.80 per ton and zero fines tons of zinc.

Cerro Verde has informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2023.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. Dollar (Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations. See Note 35(a).1.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 35(a.3) to the Consolidated Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

ITEM 12.    Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by making deductions from cash distributions,by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The following table summarizes the fees and expenses payable by holders of ADSs:

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

Fees Incurred in Past Annual Period

From January 1, 2022 to April 28, 2023, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under Exchange Act) as of December 31, 2022, as required by Rules 13a-15(b) or 15d-15(b), with the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of December 31, 2022 at providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required due to a material weakness in internal control over financial reporting, as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria for effective internal control over financial reporting established in Internal Control Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

During the year 2022, the Company entered into a definitive agreement pursuant to which Buenaventura received 46.94% of Newmont’s equity interests in La Zanja, together with a one-time payment in an amount of US$45,000,000 in order to cover the future costs of the La Zanja closure plan attributable to such equity participation. In reviewing the accounting for this transaction, a deficiency was identified in the design and operating effectiveness of a control within the financial statement close process to review the appropriate accounting treatment for this type of transaction. This material weakness could have resulted in a misstatement of the recording of this transaction, including the related deferred income tax expense and related disclosures, that were not prevented or detected in a timely manner by the Company's controls.

As a result of the above material weakness, management has concluded that, as of December 31, 2022, our internal control over financial reporting was not effective. However, the error was corrected in the Company’s audited financial statements for the year ended December 31, 2022. This has allowed us to conclude that, notwithstanding these material weaknesses, our consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations and cash flows as of and for the year ended December 31, 2022, in conformity with IFRS as issued by the IASB.

Our independent registered public accounting firm, Tanaka, Valdivia & Asociados S. Civil de R.L., has issued an adverse attestation report on our internal control over financial reporting, which appears on page F-17 of our Consolidated Financial Statements included elsewhere in this annual report. They have also audited our consolidated financial statements included in this Annual Report on Form 20-F and have issued an unqualified opinion on our financial statements which appears with our accompanying Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañia de Minas Buenaventura S.A.A.

Opinion on Internal Control over Financial Reporting

We have audited Compañia de Minas Buenaventura S.A.A. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Compañia de Minas Buenaventura S.A.A. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the design and operating effectiveness of its control within the financial statement close process involving the accounting for transactions between controlling shareholders and non-controlling interests.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated April 28, 2023, which expressed an unqualified opinion thereon.

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

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

Lima, Peru.

April 28, 2023

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.   Audit Committee Financial Expert

The Board of Directors has determined that Mr. Marco Antonio Zaldívar is the Audit Committee financial expert as defined in Item 16A of Form 20-F. The Board of Directors has also determined that Mr. Zaldívar and each of the other members of the Audit Committee are “independent directors” as defined in Section 303A.02 of the New York Stock Exchange’s, (NYSE), Listed Company Manual.

ITEM 16B.   Code of Ethics

As part of our corporate values and principles, we have approved and published a Code of Ethics and Good Conduct, which is mandatory for our key executives, directors, managers, officers, employees, as well as all persons or businesses that supply the Company with goods or services. The Codeof Ethics and Good Conduct also applies to all individuals or entities contractually bound to its terms and compliance commitment. The Code of Ethics and Good Conduct contains the principles and guidelines of conduct that must be followed by all those within its scope. It is published on our website and is publicly accessible at http://www.buenaventura.com. The information on our website is not a part of, nor incorporated into, this document.

ITEM 16C.   Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Tanaka, Valdivia & Asociados S. Civil de R.L., a member firm of Ernst & Young Global Limited, be elected as the independent auditor for 2022. Tanadka, Valdivia & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2021 and 2022, for which audited Consolidated Financial Statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Tanaka, Valdivia & Asociados S. Civil de R.L. for 2021 and 2022.

	Year ended December 31,
	2021		2022
Audit Fees	US$	1,281,656	1,073,717
Tax Fees	US$	24,086	35,100
All other fees (1)	US$	18,000	11,017
Total	US$	1,323,742	1,119,834

(1) Other fees are comprised of agreed upon procedure services

Audit Fees. Audit fees in the above table are the aggregate fees billed by Tanaka, Valdivia & Asociados S. Civil de R.L. in connection with the audit of our annual Consolidated Financial Statements, the review of our quarterly Consolidated Financial Statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2021 and 2022.

Tax Fees. Tax fees in the above table are fees billed by Tanaka, Valdivia & Asociados S. Civil de R.L. in connection with review of income tax filings.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2021 and 2022.

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2022, neither we nor any person acting on our behalf made any purchase of our Common Shares.

ITEM 16F.   Change in Registrant’s Certifying Accountant

Not applicable.

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

The listing standards for the NYSE also require that U.S. domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the board of directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and do not require that these special governance bodies be composed partially or entirely of independent directors. We maintain four committees, which include the Audit Committee, the Compensation and Nominating Committee, the Corporate Governance Committee and the Innovation and Sustainability Committee. Our Board has determined that our Audit Committee is composed entirely of independent directors, as defined in the NYSE’s Listed Company Manual.

In accordance with SMV regulations, we are required to inform our collaborators, directors and shareholders that they are deemed to have access to privileged information and that in accordance with applicable regulations, any undue use of such information could result in sanctions or criminal liability. Anyone with access to material non-public information about our business or securities are prohibited from transmitting this information to outsiders, recommending the purchase or sale of our securities, or making any other use of such information for their own benefit or the benefit of third parties. In addition, Article No. 251-A of the Peruvian Criminal Code establishes a minimum sentence of one year, with a maximum sentence of five years, for people who obtain benefits using privileged information.

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

ITEM 16H.   Mine Safety Disclosure

Not applicable.

ITEM 16I.   Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

ITEM 16J   Insider Trading Policies

Not applicable.

PART III

ITEM 17.   Consolidated Financial Statements

Not applicable.

ITEM 18.   Consolidated Financial Statements

Please refer to Item 19.

ITEM 19.   Exhibits

Page

(a) Index to Consolidated Financial Statements and Schedules

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-1

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-118

(b)Index to Exhibits

1.1

By-laws (Estatutos) of Compañía de Minas Buenaventura S.A.A., as amended April 30, 2002 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2002, filed on June 25, 2003).

2.1

Description of Securities Other than Equity Securities (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2019, filed on April 10, 2020).

2.2

Indenture, dated as of July 23, 2021, among Compañía de Minas Buenaventura S.A.A., as issuer, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético de Huancavelica S.A, as subsidiary guarantors, and The Bank of New York Mellon, as trustee. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

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

96.1

Technical Report Summary on Cerro Verde – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.2

Technical Report Summary on San Gabriel – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.3

Technical Report Summary on Trapiche – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.4

Technical Report Summary on El Brocal – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.5

Technical Report Summary on Coimolache – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.6

Technical Report Summary on Tambomayo – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.7

Technical Report Summary on Uchucchacua – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.8

Technical Report Summary on Orcopampa – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

101	Interactive Data Files†
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ DANIEL DOMÍNGUEZ
Daniel Domínguez
Chief Financial Officer

Dated: April 28, 2023

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

2.1

Description of Securities Other than Equity Securities (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2019, filed on April 10, 2020).

2.2

Indenture, dated as of July 23, 2021, among Compañía de Minas Buenaventura S.A.A., as issuer, Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético de Huancavelica S.A, as subsidiary guarantors, and The Bank of New York Mellon, as trustee. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

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

96.1

Technical Report Summary on Cerro Verde – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.2

Technical Report Summary on San Gabriel – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.3

Technical Report Summary on Trapiche – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.4

Technical Report Summary on El Brocal – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.5

Technical Report Summary on Coimolache – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.6

Technical Report Summary on Tambomayo – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.7

Technical Report Summary on Uchucchacua – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.8

Technical Report Summary on Orcopampa – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

101	Interactive Data Files†
†	Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020 and Report of Independent Registered Public Accounting Firm

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020, and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (together the Group) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group´s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2023 expressed an adverse opinion thereon.

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

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Property, plant, equipment and development cost
Description of the Matter

At December 31, 2022, the net carrying value of the Group’s property, plant, equipment and development cost was US$1,527.2 million. Related disclosures are included in Note 2.4(m) and Note 11(b) to the consolidated financial statements. The Group reviews and evaluates its mining concessions, development costs, right-of-use asset, and property, plant and equipment for impairment at least annually, or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable at the Cash Generating Unit level (CGU). An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. On the other hand, a previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset or CGU’s recoverable amount since the last impairment loss was recognized. The Company has estimated the value in use (VIU) at the CGU level to test for impairment. During the year 2022, the Group recognized a reversal of the impairment in the Río Seco CGU of US$19.9 million.

Auditing the Group’s long-lived asset impairment tests were complex and highly judgmental due to the significant estimation required to determine the value in use (VIU) of each CGU. In particular, the VIU estimates were sensitive to significant assumptions, among others, the production volumes, current life of mine plans, market-based commodity price assumptions, discount rates that reflect the current market assessments of the time value of money and the risks specific to the CGU, including estimated quantities of recoverable minerals.

Report of Independent Registered Public Accounting Firm (continued)

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s impairment review process, including controls over the Group’s process for identifying and evaluating potential impairment and reversal indicators, management’s review of the significant assumptions described above, projected financial information and the methodology used to develop such estimates.

To test the estimated VIU of the Group´s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis.

We assessed the projected financial information by comparing forecasted commodity prices to available market information and internal business plans. We also assessed the future production levels used in the impairment analyses, which are based on the life of mine plans by comparing them to historical estimates, actual results and inspected supporting analyses.

We involved our valuation specialists to assist in comparing market-based commodity price assumptions against market data including a range of analysts’ forecasts. Additionally, our valuation specialists evaluated the discount rates used against current industry and economic trends as well as the Group-specific risk premiums applied. We also performed sensitivity analyses over changes in the discount rates and commodity price assumptions to evaluate the change in the recoverable amount of the CGU that would result from changes in the assumptions.

The Group engages independent consultants to validate the estimated quantity of recoverable minerals reserves performed by management’s qualified persons, which were used in the impairment analyses. We inspected the independent consultants’ reports and evaluated their competence and objectivity as well as the competence of management’s qualified persons. Furthermore, we evaluated the Group´s estimated quantities of recoverable minerals by comparing them with the historical operating performance of the CGUs.

Furthermore, we evaluated the disclosure of this matter in Note 2.4(m) and Note 11(b) to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm (continued)

Receivables related to uncertain tax positions

Description of the Matter

As disclosed in Note 31(d) to the consolidated financial statements, the Group has identified certain income tax-related contingencies associated to the tax years of 2007 through 2010, 2013 and 2014. In these years, relevant taxation authorities have challenged the tax treatment applied by the Group under the income tax law in Peru. As of December 31, 2022, the Group has recognized an income tax receivable for an amount of $617.7 million, resulting from payments made to the taxation authorities as part of the tax claim process in Peru but for which the Group is disputing the validity of the taxation authorities’ assessment. The Group has recorded and disclosed the tax receivable, as management has concluded that the amounts paid to date are recoverable under IFRS based upon the technical merits of the income tax positions taken by the Group.

Uncertainty in a tax position may arise where there is an uncertainty as to the meaning of the tax law, or the applicability of the tax law to a particular transaction or both. The Group uses significant judgment to determine whether, based on the technical merits, a tax position is more likely than not to be sustained and in the determination of the recoverable amount of the income tax receivable that qualifies for recognition.

Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of income tax receivables, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to the complexity and judgement used by the Group in the assessment based on interpretations of the income tax legislation and legal rulings in Peru.

Report of Independent Registered Public Accounting Firm (continued)

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s accounting process for income taxes, including uncertain tax positions and tax contingencies, for example, we tested the controls over management’s review of the technical merits of tax positions, disputed tax assessments and the determination and approval of the recoverable amount of the income tax receivable.

Our audit procedures included, among others, evaluating the assumptions used by the Group to develop its uncertain tax positions based on relevant Peruvian income tax laws, including the inspection of the Group’s internal and external counsel analysis of these matters.

In addition, we involved our tax subject matter professionals to assess the technical merits of the Group’s tax position and to evaluate the application of relevant tax law and accounting guidance in assessing the recognition and recoverability of the related income tax receivables.

Furthermore, we evaluated the disclosure of this matter in Note 31(d) to the consolidated financial statements.

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

We have served as the Group’s auditor since 2002

Lima, Peru

April 28, 2023

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2022 and 2021

	Notes	2022	2021
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	6	253,918	376,999
Trade and other receivables	7(a)	221,899	240,432
Inventories	8(a)	88,345	86,264
Income tax credit		28,046	15,456
Prepaid expenses	9(a)	19,333	20,394
Hedge derivative financial instruments	34	8,839	—
		620,380	739,545
Non-current assets
Trade and other receivables	7(a)	673,627	635,832
Inventories	8(a)	—	12,802
Investments in associates and joint venture	10(a)	1,520,977	1,422,295
Property, plant, equipment and development cost	11(a)	1,535,195	1,537,870
Deferred income tax asset	30(b)	106,170	164,351
Prepaid expenses	9(a)	23,033	23,920
Other non-financial assets	12(a)	23,845	25,196
		3,882,847	3,822,266
Total assets		4,503,227	4,561,811

Liabilities and equity
Current liabilities
Bank loans	13	—	50,000
Trade and other payables	14(a)	247,989	259,641
Provisions	15(a)	94,171	81,039
Income tax payable		2,366	3,026
Financial obligations	16(a)	35,071	179,417
Hedge derivative financial instruments	34	—	6,976
		379,597	580,099
Liability directly associated with the held for sale assets	1(e)	—	264,838
		379,597	844,937
Non-current liabilities
Trade and other payables	14(a)	3,553	3,037
Provisions	15(a)	204,347	232,288
Financial obligations	16(a)	703,463	878,558
Contingent consideration liability	29(c)	16,905	17,718
Deferred income tax liabilities	30(b)	32,421	46,742
		960,689	1,178,343
Total liabilities		1,340,286	2,023,280

Equity	17
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,270	163,270
Other reserves		31,897	269
Other reserves of equity		2,184	(4,477)
Retained earnings		1,841,761	1,239,526
Shareholders’ equity attributable to owners of the parent		3,008,850	2,368,326
Non-controlling interest	18(a)	154,091	170,205
Total equity		3,162,941	2,538,531
Total liabilities and equity		4,503,227	4,561,811

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2022, 2021 and 2020

	Notes	2022	2021	2020
		US$(000)	US$(000)	US$(000)

Continuing operations
Operating income
Sales of goods	20(b)	801,199	863,470	637,619
Sales of services	20(b)	22,222	21,052	20,285
Royalty income	20(b)	1,381	15,928	18,638
Total operating income		824,802	900,450	676,542

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	21(a)	(461,942)	(529,731)	(393,888)
Unabsorbed cost due to production stoppage	22	(23,058)	(25,509)	(27,758)
Cost of sales of services, excluding depreciation and amortization	21(b)	(3,163)	(1,269)	(1,554)
Depreciation and amortization		(176,781)	(187,211)	(189,620)
Exploration in operating units	23	(80,796)	(56,412)	(28,044)
Mining royalties	24	(17,733)	(12,974)	(11,749)
Total cost of sales		(763,473)	(813,106)	(652,613)
Gross profit		61,329	87,344	23,929

Operating income (expenses)
Administrative expenses	25	(67,728)	(67,585)	(67,185)
Selling expenses	26	(20,222)	(20,827)	(18,533)
Exploration in non-operating areas	27	(14,252)	(11,270)	(8,475)
Provision of contingencies and others		(2,935)	(2,687)	(4,150)
Impairment recovery (loss) of long-lived assets	11(b)	19,874	(14,910)	2,083
Write - off of stripping activity asset	11(g)	—	(6,763)	(11,633)
Other, net	28(a)	(15,085)	(29,260)	2,690
Total operating income (expenses)		(100,348)	(153,302)	(105,203)
Operating loss		(39,019)	(65,958)	(81,274)

Share in the results of associates and joint venture	10(b)	176,270	240,450	62,702
Foreign currency exchange difference		26,871	(18,686)	(4,116)
Finance income	29(a)	14,443	5,952	2,411
Finance costs	29(a)	(54,136)	(60,629)	(37,822)
Profit (loss) before income tax		124,429	101,129	(58,099)
Current income tax	30(c)	(15,633)	(20,375)	(9,924)
Deferred income tax	30(c)	15,592	44,046	(15,506)
Total income tax		(41)	23,671	(25,430)
Profit (loss) from continuing operations		124,388	124,800	(83,529)
Discontinued operations
Profit (loss) from discontinued operations	1(e)	478,547	(387,604)	(66,810)
Profit (loss)		602,935	(262,804)	(150,339)
Profit (loss) attributable to:
Owners of the parent		602,550	(264,075)	(135,718)
Non-controlling interest	18(a)	385	1,271	(14,621)
		602,935	(262,804)	(150,339)

Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent	17(e)	2.37	(1.04)	(0.53)
Attributable to owners of the parent for continuing operations	17(e)	0.49	0.49	(0.27)
Attributable to owners of the parent for discontinued operations	17(e)	1.88	(1.53)	(0.26)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of comprehensive income (loss)

For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Profit (loss)	602,935	(262,804)	(150,339)

Other comprehensive income (loss) to be reclassified to profit or loss, net of income tax
Net change in unrealized gain (loss) on copper and zinc prices hedge, net of income tax, note 34(b)	10,696	6,678	(11,142)
Net change in unrealized gain (loss) on interest rate hedge, net of income tax, note 34(c)	454	1,403	(1,857)
Share of other comprehensive income of associates accounted for using equity method, net of income tax, note 10(d)	(101)	(335)	264
Total other comprehensive income (loss) that will be reclassified to profit or loss, net of income tax	11,049	7,746	(12,735)
Total comprehensive income (loss), net of income tax	613,984	(255,058)	(163,074)

Comprehensive income (loss) attributable to:
Owners of the parent	609,211	(259,026)	(143,933)
Non-controlling interest	4,773	3,968	(19,141)
	613,984	(255,058)	(163,074)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2022, 2021 and 2020

	Shareholders‘ equity attributable to owners of the parent
	Capital stock, net of
	treasury shares						Other reserves of equity
	Number of			Additional			Share in ORI of	Cash flow			Non-
	shares	Common	Investment	paid-in	Legal	Other	associates	hedge	Retained		controlling	Total
	outstanding	shares	shares	capital	reserve	reserves	integral de asociadas	instruments	earnings	Total	interest	equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2020	253,715,190	750,497	791	218,450	163,168	269	(1,311)	—	1,639,658	2,771,522	196,678	2,968,200
Net loss	—	—	—	—	—	—	—	—	(135,718)	(135,718)	(14,621)	(150,339)
Other comprehensive loss	—	—	—	—	—	—	(6,358)	(1,857)	—	(8,215)	(4,520)	(12,735)
Total comprehensive loss	—	—	—	—	—	—	(6,358)	(1,857)	(135,718)	(143,933)	(19,141)	(163,074)

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	—	—	(5,140)	(5,140)
Other changes in equity	—	—	—	—	—	—	—	—	(155)	(155)	—	(155)
Expired dividends, note 17(c)	—	—	—	—	26	—	—	—	—	26	—	26
As of December 31, 2020	253,715,190	750,497	791	218,450	163,194	269	(7,669)	(1,857)	1,503,785	2,627,460	172,397	2,799,857

Net profit (loss)	—	—	—	—	—	—	—	—	(264,075)	(264,075)	1,271	(262,804)
Other comprehensive income	—	—	—	—	—	—	3,646	1,403	—	5,049	2,697	7,746
Total comprehensive income (loss)	—	—	—	—	—	—	3,646	1,403	(264,075)	(259,026)	3,968	(255,058)

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	—	—	(6,160)	(6,160)
Other changes in equity	—	—	—	—	—	—	—	—	(184)	(184)	—	(184)
Expired dividends, note 17(c)	—	—	—	—	76	—	—	—	—	76	—	76
As of December 31, 2021	253,715,190	750,497	791	218,450	163,270	269	(4,023)	(454)	1,239,526	2,368,326	170,205	2,538,531

Net profit	—	—	—	—	—	—	—	—	602,550	602,550	385	602,935
Other comprehensive loss	—	—	—	—	—	—	6,207	454	—	6,661	4,388	11,049
Total comprehensive income (loss)	—	—	—	—	—	—	6,207	454	602,550	609,211	4,773	613,984

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	(18,542)	(18,542)	(2,647)	(21,189)
Effect of changes in share in subsidiaries, note 1(d)	—	—	—	—	—	31,628	—	—	18,240	49,868	(18,240)	31,628
Other changes in equity	—	—	—	—	—	—	—	—	(13)	(13)	—	(13)
As of December 31, 2022	253,715,190	750,497	791	218,450	163,270	31,897	2,184	—	1,841,761	3,008,850	154,091	3,162,941

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
	Notes	US$(000)	US$(000)	US$(000)

Cash flows of operating activities
Proceeds from sales of goods and services		809,668	945,631	708,196
Dividends received from associates	32(a)	79,140	148,411	3,649
Recovery of taxes		32,793	28,191	42,967
Royalty received	32(c)	5,183	17,074	18,954
Interest received		2,915	207	1,658
Dividends received from other investments		—	3,350	2,500
Proceeds from insurance claim	28(b)	—	2,358	4,381
Payments to suppliers and third parties, and other net		(580,468)	(608,689)	(434,591)
Payments to and for employees		(123,903)	(125,773)	(129,353)
Income tax and royalties paid to Peruvian State		(82,637)	(34,157)	(25,708)
Short-term and low value lease payments		(41,352)	(35,985)	(19,549)
Interest paid		(41,132)	(14,504)	(21,653)
Payments of royalties to third parties	24	(11,053)	(6,970)	(6,180)
Payments for tax litigation	7(c)	(7,488)	(552,639)	(22,386)
Net cash flows from (used in) operating activities		41,666	(233,495)	122,885

Cash flows of investing activities
Collection for sale of participation in Yanacocha	1(e)	300,000	—	—
Collection for purchase of La Zanja shares	1(d)	45,000	—	—
Proceeds from sale of property, plant and equipment	7(f)	13,116	739	24,416
Proceeds from sale of investments	28(a)	1,577	—	—
Proceeds from sale of investments in subsidiaries	7(f)	—	3,640	—
Payments for acquisition of property, plant and equipment	11(a)	(151,973)	(90,309)	(71,546)
Acquisition of investment in associate	10(d)	(1,677)	—	(13,453)
Payments for acquisition of other assets	12(a)	(290)	(357)	(1,641)
Net cash flows from (used in) investing activities		205,753	(86,287)	(62,224)

Cash flows of financing activities
Decrease (increase) of restricted time deposits	7(d)	29,117	(29,242)	—
Senior notes bonds issued, net of issuance costs	16(b)	—	539,300	—
Proceeds from bank loans	13	—	50,000	18,019
Payments of financial obligations	16(g)	(323,057)	(21,585)	(38,994)
Payments of bank loans	13	(50,000)	(65,793)	(7,197)
Dividends paid to controlling interest	17(d)	(18,542)	—	—
Lease payments	16(g)	(4,638)	(5,205)	(4,080)
Dividends paid to non-controlling interest	17(d)	(2,647)	(6,160)	(5,140)
Decrease (increase) of bank accounts in trust	7(h)	(733)	17	2,134
Net cash flows from (used in) financing activities		(370,500)	461,332	(35,258)

Increase (decrease) in cash and cash equivalents for the year, net		(123,081)	141,550	25,403
Cash and cash equivalents at beginning of year	6	376,999	235,449	210,046
Cash and cash equivalents at year-end	6	253,918	376,999	235,449

Financing and investing activities not affecting cash flows:
Leases additions	16(g)	11,712	2,973	5,213
Due from for sales of properties and concessions	7(a)	2,119	7,481	8,233
Changes in estimates of mine closure plans	15(b)	(21,869)	(3,272)	31,558
Unrealized income (loss) in investments	10(d)	(101)	(335)	264

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2022, 2021 and 2020

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

The Company operates directly three operating mining units in Peru ( Orcopampa, Julcani and Tambomayo), one mining unit with temporarily suspended operation (Uchucchacua), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Company has a controlling interest in (i) Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; (ii) Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; (iii) El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and (iv) other entities dedicated to energy generation and transmission services, and other activities. All these activities are carried out in Peru. In addition, the Group has a non-significant subsidiary in Mexico related to exploration activities.

The legal domicile of the subsidiaries and associates is the same as that of the Company, except for:

-   Contacto Corredores de Seguros S.A. whose legal domicile is located at Avenida Del Pinar 180 Offices 902 – 903 Urb. Chacarilla, Surco, Lima, Peru.

-	Sociedad Minera Cerro Verde S.A.A. whose legal domicile is located at Calle Jacinto Ibáñez 315, Urb. Parque Industrial, Cercado de Arequipa, Arequipa
-	Tinka Resources Ltd. whose legal domicile is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 Canada.

Temporary suspension of production at the Uchucchacua mining unit and Río Seco -The Uchucchacua mining unit has presented operational problems that were aggravated by the COVID-19 pandemic (delays in the preparation and exploration of the mine), which forced the Company to reduce the production estimates. For this reason, on October 15, 2021 Buenaventura requested that the Ministry of Energy and Mines, approve the temporary suspension of activities at its Uchucchacua mine, specifically those related to mining exploitation activities.

The Company’s management has estimated that the temporary suspension at the Uchucchacua mining unit will allow all the efforts of the operations team to be focused on implementing measures aimed at achieving efficiencies and reducing the cost of operations by the time it is decided to restart mining at this unit. The Company’s management evaluated and concluded that there is no impairment of the assets of the Uchucchacua mining unit as a result of the analysis of the recoverable amount based on its value in use, as the temporary stoppage has not significantly affected the value in use.

Notes to the consolidated financial statements (continued)

During the temporary suspension of production, measures were be implemented that will aim to achieve greater operational efficiency, focused on the new strategy for the period 2021 - 2023 focused on exploration activities, re-engineering or redesign of the mine, and on the development of the Yumpag project. Additionally, during the period of temporary suspension of production, the Company is focusing on improving its relationship with local communities and will continue with the work related to environmental commitments, such as monitoring, water treatment, waste collection, progressive mine closure, among others.

As a result of this suspension, the industrial activities in the subsidiary Procesadora Industrial Río Seco S.A. (which receives raw materials from the Uchucchacua mining unit) were also suspended until the restart of Uchucchacua’s operations schedule to the second half of 2023.

Temporary suspension of production in phase 12 of the north pit of the subsidiary El Brocal –

On March 19, 2022, a landslide occurred in phase 12 of the north pit, located in the Colquijirca mining unit. As a result of said event, El Brocal temporarily paralyzed its operations in said phase, the extraction of which refers to ore containing lead, zinc and silver.

During the second quarter, El Brocal prepared the Preliminary Stabilization Plan for the southwest wall of the pit. On June 28, 2022, El Brocal has received authorization from The Supervisory Organism of Investment in Energy and Mines (Organismo Supervisor de la Inversión en Energía y Minería or “OSINERGMIN” for its acronym in Spanish) to start rehabilitation works in the landslide area. During July, August and September, work was carried out on the preliminary stabilization plan. On November 30, 2022, OSINERGMIN issued the report on the lifting of the security measure, thus completing the Preliminary Stabilization Stage and the restrictions on mining operations in the affected area were lifted. Since December 2022, El Brocal has continued with rehabilitation activities in said area in accordance with the Final Stabilization Plan approved by OSINERGMIN. During the first quarter 2023, El Brocal started the ore extraction in the landslide zone.

This situation has affected the volume of ore extracted and sales of lead/zinc during the second, third and fourth quarters of 2022. The mining activities of the pit have focused mainly on the extraction of waste in the affected area and in other phases of the pit that allow access to the ore. Notwithstanding this, operations at the El Brocal underground mine continue their normal development, as well as the processing of ore through the concentrator plants, which are being supplied with lead and zinc ore from the stockpiles located outside the north pit; as well as the copper ore extracted in the underground mine.

Write – off of mineral stock in the subsidiary El Brocal -

As a consequence of the landslide in phase 12 of the north pit, the extraction of ore with lead, zinc and silver contents was temporarily halted during the second and third quarters of 2022. In response to this event, the Management of El Brocal decided to utilize ore contained within El Brocal’s short and long-term mineral inventory. However, according to the results of metallurgical tests carried out by the El Brocal’s Operations Area from June to November, it was concluded in said month that the mineral contained within these stockpiles has no economic value, mainly explained by the high oxidation indices detected in the metallurgical test samples. Current restrictions regarding the storage capacity of the tailings dam (final waste from the miningprocess) has also led to the priorization of El Brocal’s processing capacity for mineral that is more economically viable.

In November 2022, the Management of El Brocal decided to write - off the mineral stock totaling 483,563 Dry Metric Tonne (DMT), equivalent to US$16,402,000 (97,244 DMT had been already recognized as loss of inventory value, equivalent to US$1,504,000), with a net effect for the year of US$14,898,000, recorded in the last quarter of 2022.

Notes to the consolidated financial statements (continued)

The effect of the mineral write-off on the components of cost of sales is detailed below:

2022
US$(000)

Cost of sales of goods, excluding depreciation and amortization	10,957
Depreciation and amortization	5,025
Exploration in operating units	420
Cost of sales	16,402

(c)          Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2022 were approved and authorized for issue by the Board of Directors on April 28, 2023 and subsequent events have been considered through that date.

(d)         The consolidated financial statements include the financial statements of the following companies:

	Country of
	incorporation	Ownership as of December 31,
	and business	2022		2021
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía de Minas Buenaventura S.A.A. (*)	Peru	100.00	—	100.00	—
Compañía Minera Condesa S.A.	Peru	100.00	—	100.00	—
Compañía Minera Colquirrumi S.A.	Peru	100.00	—	100.00	—
Sociedad Minera El Brocal S.A.A (**)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (**)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca (***)	Peru	33.00	67.00	20.00	40.00
Minera La Zanja S.R.L. (****)	Peru	100.00	—	53.06	—
Minera Julcani S.A. de C.V.	Mexico	99.80	0.20	99.80	0.20
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	—	70.00	—
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	—	100.00	—
Empresa de Generación Huanza S.A.	Peru	—	100.00	—	100.00

Insurance brokerage:
Contacto Corredores de Seguros S.A.	Peru	99.98	0.02	99.98	0.02

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	—	100.00	—

(*)         As of December 31, 2022 and 2021, includes three operating mining units in Peru (Orcopampa, Julcani and Tambomayo), one temporarily suspended operation (Uchucchacua), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel).

Notes to the consolidated financial statements (continued)

(**)       As of December 31, 2022 and 2021, the participation of the Company in the voting rights of El Brocal is 61.43%. Inversiones Colquijirca S.A. (hereafter “Colquijirca”), the Group’s subsidiary (100 % as of December 31, 2022 and 2021), has an interest in El Brocal’s capital stock, through which the Company holds an indirect participation in El Brocal of 58.24% as of December 31, 2022 and 2021.

(***)    Until March 30, 2022, Buevaventura held a direct and indirect holding of 60% and the remaining 40% was held by Newmont Corporation (hereinafter “Newmont”). On April 1, 2022, the subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca (hereinafter “Chaupiloma”) spun-off 40% of its equity in favor of Newmont Perú Royalty S.R.L. corresponding to Newmont’s percentage interest in Chaupiloma in favor of Buenaventura. As a result, the direct and indirect participation of Buenaventura in said subsidiary increased from 60% to 100%. This transaction was accounted for as an owner-to-owner transaction. Additionally, the subsidiary transferred all its mining concessions to Minera Yanacocha S.R.L (hereinafter “Yanacocha”), receiving as consideration an amount similar to a percentage of the production sold by Yanacocha, as well as the production of future concessions.

(****)    On February 7, 2022, Buenaventura entered into definitive agreements with Newmont to sell all of the shares it owned in Yanacocha. As part of this transaction Newmont transferred in favor of Buenaventura its shares representing 46.94% of the equity of La Zanja, receiving as consideration an amount calculated on the future production of said mining unit. On the other hand, Newmont paid US$45,000,000 to Buenaventura in order to cover part of the future costs of the La Zanja closure plan, which are presented in the caption “Other reserves” in the consolidated statement of changes in equity for US$31,628,000 (US$45,000,000 net of tax income). This transaction was accounted for as an owner-to-owner transaction. Additionally, the non-controlling interest gain amounting to US$18,240,000 was reclassified under the “Retained earnings” caption in the consolidated statement of changes in equity.

(e)          Discontinued operations

During 2022, the Group sold its investment in Minera Yanacocha S.R.L (hereinafter “Yanacocha”) classified as discontinued during 2021, under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. On February 7, 2022, Buenaventura entered into definitive agreements with Newmont Corporation (hereinafter “Newmont”) to sell all of the shares it owned in Yanacocha for a consideration collected in full in February 2022 of US$300,000,000, as well as contingent payments linked to the production of the Sulphides Project that Yanacocha plans to develop and future increases in mineral prices, payments that can amount to up to US$100,000,000.

During 2020, the Group sold its Mallay mining unit classified as discontinued during 2019 under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The sales price was US$10 million (US$8.5 million plus Value added tax) with a related cost of US$3.6 million net of income from the reversal of provision for mining unit closure of US$5.1 million. The Company collected US$4.0 million from this transaction and during May 2022 the remaining balance was transferred to a third party by US$6 million. This transaction generates a loss of US$2 million which are presented in “Others, net” caption, see note 28(a).

Notes to the consolidated financial statements (continued)

As of December 31, 2022, 2021 and 2020, the mining units with discontinued operations were Poracota and Shila-Paula (during the years 2021 and 2020 in addition included the results of the operations of Yanacocha and during the year 2020 also included Mallay) are presented below:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Sales	—	—	(1)
Cost of sales	—	—	—
Gross loss	—	—	(1)

Operating income (expenses), net
Gain for sale of Yanacocha investment	300,000	—	—
Reversal of liability classified as held for sale of Yanacocha	265,590	—	—
Reversal of unrealized result of Yanacocha	356	—	—
Administrative expenses	(683)	(335)	(1,117)
Changes in provision for closure of mining units, note 15(b)	(660)	(3,021)	(58)
Reversal (provision) of contingencies	(113)	(2,136)	13
Depreciation and amortization, note 11(h)	(9)	(14)	(2,126)
Discontinued operation of Yanacocha, note 10(d)	—	(422,394)	(72,219)
Changes in environmental liabilities provision	—	(1,014)	—
Income from sale of development costs, property, plant and equipment (sale of Mallay mining unit)	—	—	7,976
Reversal of provision for closure of mining unit (sale of Mallay mining unit), note 15(b)	—	—	5,093
Income from the sale of supplies from the Mallay unit, note 8(b)	—	—	1,220
Return of provision for loss of value of inventories for sale of the Mallay unit, note 8(b)	—	—	843
Cost of sale of property, plant and equipment	—	—	(3,099)
Cost of sale of supplies (sale of Mallay mining unit)	—	—	(1,711)
Provision for loss of value of inventories, note 8(b)	—	—	(1,220)
Others, net	288	(79)	(240)

Total operating income (expenses), net	564,769	(428,993)	(66,645)

Operating profit (loss)	564,769	(428,993)	(66,646)
Finance costs, note 15(b)	(59)	(25)	(176)
Net gain (loss) from currency exchange difference	(2)	—	12
Profit (loss) before income tax	564,708	(429,018)	(66,810)
Current income tax	(44,747)	—	—
Deferred income tax	(41,414)	41,414	—
	(86,161)	41,414	—
Profit (loss) from discontinued operations	478,547	(387,604)	(66,810)

No net cash flows were generated by the mining units maintained with discontinued operations during 2022, 2021 and 2020.

(f)          COVID-19 (Corona Virus Disease 2019) in Peru

The Group’s operations are subject to risks related to outbreaks of infectious diseases. For example, the outbreak of coronavirus COVID-19. Since March 15, 2020, and by means of Supreme Decree No. 044-2020, the Peruvian State declared a State of National Emergency and mandatory social isolation for an initial period of fifteen calendar days, with subsequent extensions. During the initial phase, constitutional rights related to personal freedom and security, inviolability of the home and freedom of assembly were restricted, except for the provision and access to certain services and essential goods, such as those related to financial institutions, insurance and pensions, as well as complementary and related services. Operations at a national level have now resumed according to a phase plan issued by the Peruvian State.

Notes to the consolidated financial statements (continued)

In March, April, May and June 2020, direct operations of the Group were limited to those that were deemed critical to ensuring the functionality of the mine pumping systems, water treatment plants, energy supply, hydroelectric substations, health services and overall minimum safety conditions, administrative supervision, security conditions, including filling and general support, among others. The production stoppage dates were as follows:

Phase 1 (restart initiated on May 16, 2020)

●	Tambomayo
●	Uchucchacua
●	El Brocal (Tajo Norte and Marcapunta)

Phase 2 (restart initiated on June 16, 2020)

●	Orcopampa
●	Julcani
●	La Zanja

Considering that the start of the quarantine began in the second half of March 2020, the Group’s mining units operated below the planned volume during the year 2020, which was reflected in the variation in sales. In 2020, the Group’s unabsorbed cost due to production stoppage amounted to a total amount of US$27.8 million (net of intercompany eliminations), see note 22.

Depreciation and amortization incurred during the production stoppage amounts to US$10.8 million for the year 2020, which is included in “Depreciation and amortization” caption in the consolidated statements of profit or loss.

In January 2021, in response to the significant increase in the number of infections, the number of deaths and the saturation of the health system, the Peruvian Government decreed compulsory social immobilization in ten regions of the country, with the exception of some sectors such as agriculture, energy, hydrocarbons, mining, construction, etc., thus it did not affect the Company’s operations. This second confinement phase was from January 31 until September 30, 2022 according to Supreme Decree N° 118-2022.

(g)          Temporary suspension of the operations of mining units related to social conflicts -

During December 2022, intensified tensions, protests, and social unrest erupted following a change in the country’s political leadership. Demonstrations continued into early 2023, and civil unrest continues to disrupt trade and supply chains as of the date of this report. To date, there has been a limited impact on the Group’s operations. The Group continues to monitor the situation with priority on safety and security. A prolonged disruption to logistics and supply chains could affect future operations.

Temporary suspension of the operations of the Julcani mining unit –

Within the current political situation, groups of people have been mobilizing in various regions of the country, in some cases committing acts of vandalism. On February 5, 2023, people from outside the area of influence of the Julcani mine broke into the mining camp and forced the unit’s officials to, among other things, stop operations. In order to ensure the safety of the workers, all personnel were demobilized and operations were suspended. Both the surrounding communities and the different unions publicly expressed their rejection of the acts of vandalism carried out at the mining unit, after which they issued a formal request to the Company to restart operations at the Julcani mining unit. On February 16, 2023, operations were restarted.

Notes to the consolidated financial statements (continued)

Blocking of access roads to the north pit of the Colquijirca mining unit -

The current limitations regarding the land and permits required to expand the operating area of the north pit of the Colquijirca mining unit of the subsidiary El Brocal and the expansion phase of the Huachuacaja tailings dam, have resulted in the schedulingof a partial reduction of the mining sequence. This plan did not result in a cessation of operations but required a temporary reduction of the workforce and services contracted by El Brocal. On the night of January 31, 2023, a group of former workers from a contractor company blocked the access roads to the north pit of Colquijirca mining unit. At the date of this report, the access roads are free.

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

The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

The preparation of consolidated financial statements requires that management use judgments, estimates and assumptions, as detailed in note 3.

These consolidated financial statements provide comparative information in respect of prior periods.

2.2.     Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries to the date of the consolidated statements of financial position. Subsidiaries are entities controlled by the Group.

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

Generally, there is a presumption that a majority of voting rights result in control. When the Group has less than a majority of the voting, or similar, rights of an investee, it considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement (s) with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

Notes to the consolidated financial statements (continued)

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

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

All intra-group assets and liabilities, equity, revenue, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction between owners or the parent (there is no gain or loss).

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3.      Changes in accounting policies and disclosures -

Certain standards and amendments became effective in 2022; however, they did not have a material impact on the consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 -

An onerous contract is a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. These amendments had no impact on the consolidated financial statements of the Group as there were no onerous contract during the period.

Reference to the Conceptual Framework – Amendments to IFRS 3 –

The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. These amendments had no impact on the consolidated financial statements of the Group as there were no contingent assets, liabilities and contingent liabilities within the scope of these amendments arisen during the period.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 –

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. These amendments had no impact on the consolidated financial statements of the Group as there were no proceeds from selling items while bringing an asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Notes to the consolidated financial statements (continued)

2.4.      Summary of significant accounting policies –

(a)	Foreign currencies -

The Group´s consolidated financial statements are presented in U.S. dollars, which is also the parent company’s functional currency and the Group’s presentation currency. For each entity, the Group determines the functional currency and the items included in the financial statements of each entity are measured using that functional currency. For consolidation purposes, each entity presents its financial statements in U.S. dollars.

Transactions and balances

Transactions in foreign currency are initially recorded by each entity in the Group at their respective functional currency spot rates, published by the Superintendence of Banking and Insurance and Pension Fund Administrators (AFP for its acronym in Spanish).

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising from the settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of a hedge. These are recognized in other comprehensive income (OCI) until the hedged items are disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognized in OCI.

Non-monetary assets and liabilities recognized in terms of historical cost are translated using the exchange rates at the dates of the initial transactions.

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset not at fair value through profit or loss.

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

This category generally applies to other receivables included in the “Trade and other receivables” caption.

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

This category generally applies to the trade receivables included in the “Trade and other receivables” caption.

Derecognition -

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

-	The rights to receive cash flows from the asset have expired; or

Notes to the consolidated financial statements (continued)

-

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset or, (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

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

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has designated financial liabilities for contingent consideration as at fair value through profit or loss.

Financial liabilities at amortized cost (loans and borrowings) -

After initial recognition, interest-bearing loans and borrowing are subsequently measured at amortized cost using the EIR. Gains and losses are recognized in the profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

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

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

Notes to the consolidated financial statements (continued)

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

Provision (or reversal) for losses on the net realizable value are calculated based on a specific analysis conducted annually by Management and is charged to profit or loss in the period in which it determines the need for the provision (or reversal).

Any provision for obsolescence of spare parts and supplies is determined by reference to specific items of stock based on inventory turnover level. A regular review is undertaken to determine the extent of any provision for obsolescence.

(e)	Business combinations and goodwill -

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the “Administrative expenses” caption.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiror.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value, with changes in fair value recognized in either profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, it is measured at fair value at the reporting date with changes in the fair value recorded in the consolidated statement of profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interests held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss.

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

The consolidated statement of profit or loss reflects the Group’s share of the results of operations of the associates and joint ventures. Any change in OCI of those investees is presented, as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statements of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group’s share of profit or loss of an associate or joint venture is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax in the associates and joint ventures.

The financial statements of the associates or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in associates or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investments in the associates and joint ventures are impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss in the consolidated statements of profit or loss.

Upon loss of significant influence over the associate or joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate and joint ventures upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in consolidated statements of profit or loss.

(g)	Prepaid expenses -

Non-monetary assets, which represent an entity’s right to receive goods or services, are presented as prepaid expenses. The asset is subsequently derecognized when the goods are received, and the services are provided.

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

Straight-line method:

Depreciation of assets in mining units with short useful lives or used for administrative purposes is calculated using the straight-line method of accounting. The useful lives are the following:

Years

Buildings, construction and other	2 to 11
Hydroelectric power station	20 to 40
Machinery and equipment	2 to 30
Transportation units	5
Furniture and fixtures	4 to 10
Other equipment	3 to 10
Computer equipment	3 to 5

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

Notes to the consolidated financial statements (continued)

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

The Group’s lease liabilities are included in the “Financial obligation” caption on the consolidated statements of financial position.

iii)	Short-term leases and leases of low-value assets -

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment without renewal option. It also applies the lease of low-value assets recognition exemption to leases of office equipment, which are considered low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

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

Mining concessions represent ownership of the right of exploration and exploitation to the Group on mining properties that contains ore reserves acquired. Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law. Such concessions have an indefinite term, subject to payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare. Mining concessions are stated at cost and are amortized using a units of production method, based on proven and probable reserves.

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

Mining concessions are presented in the caption of “Property, plant, equipment and development costs” in the consolidated statements of financial position.

(k)	Exploration and mine development costs -

Exploration costs –

Exploration costs are expensed as incurred. These costs primarily include materials and fuels used, surveying costs, drilling costs and payments made to contractors.

Exploration and evaluation activity includes:

-	Researching and analyzing historical exploration data.
-	Gathering exploration data through geophysical studies.
-	Exploratory drilling and sampling.
-	Determining and examining the volume and grade of the resource.
-	Surveying transportation and infrastructure requirements.
-	Conducting market and finance studies.

Development costs –

When the Group’s Management approves the feasibility of the conceptual study of a project, the costs incurred to develop such property, including additional costs to delineate the ore body and remove impurities it contains, are capitalized as development costs and included in the “Property, plant, equipment and development cost” caption in the consolidated statements of financial position. These costs are amortized when production begins, on the units-of-production basis over the proven and probable reserves.

The development costs include:

-	Metallurgical and engineering studies.
-	Drilling and other costs necessary to delineate ore body.
-	Removal of the initial clearing related to an ore body.

Development costs necessary to maintain production are expensed as incurred.

Notes to the consolidated financial statements (continued)

(l)	Stripping (waste removal) costs -

As part of its mining operations, the Group incurs waste removal costs (stripping costs) during the development and production phases of its mining operations. Stripping costs incurred in the development phase of a mine, before the production phase commences (development stripping), are capitalized as part of the cost of constructing the mine and subsequently amortized over its useful life using the units of production method. The capitalization of development stripping costs ceases when the mine starts production.

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

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity. The production stripping cost is presented within “Property, plant, equipment and development cost” caption in the consolidated statements of financial position.

The production stripping cost is subsequently depreciated using the units of production method over the expected useful life of the portion of the ore body that has been made more accessible by the activity. This production stripping cost is stated at cost, less accumulated depreciation and accumulated impairment losses, if any.

(m)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of (i) an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and (ii) its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows limited to the life of the mine.

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

For closed mines, changes to estimated costs are immediately recognized in the consolidated statements of profit or loss.

(o)	Treasury shares -

The Group’s own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized as additional capital in equity. The voting rights related to treasury shares are cancelled for the Group and no dividends on such shares are allocated.

(p)	Revenue recognition -

Revenue from contracts with customers is recognized when control of goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods and services.

Notes to the consolidated financial statements (continued)

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

Revenue from sale of concentrates and metals is recorded net of “Commercial deductions”. Commercial deductions correspond to adjustments in price for treatment and refining charges and can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price, and that are incurred after the time of sale of the applicable concentrate. The Group deems these deductions to be part of the transaction price. The normal credit term is 5 to 90 days after delivery.

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

Variable consideration -

If the consideration in the contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant reversal of revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

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

The Group’s sales of concentrates and metals are also subject to slight variations in yield that can occur while such goods are in transit to their destination due to variations in humidity, weight and ore grades. Such variations are recognized directly as part of “Sales of goods” caption within the statements of profit or loss once the Group reaches an agreement with the applicable customer in respect of final amounts sold.

Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of QP; this is considered variable consideration. Changes in the price during the quotation period are recognized in the “Sales of goods” caption of the statements of profit or loss as “Fair value of accounts receivables”. See note 20(b).

Notes to the consolidated financial statements (continued)

For provisional pricing arrangements, any future change that occurs over the QP are embedded within the provisional price trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. Given the exposure to movement in the commodity price, these provisionally priced trade receivables generally fail the cashflow characteristics test within IFRS 9 and are required to be measured at fair value through profit or loss from initial recognition and until the date of settlement. The subsequent changes in fair value are recognized in the consolidated statements of profit or loss for each period and presented separately from revenue from contracts with customer as part of “fair value of trade receivables”. See note 20(b). Changes in fair value over, and until the end of, the QP, are estimated by reference to forward market prices for gold and copper as well as taking into account other relevant fair value considerations set out in IFRS 13, including interest rate and credit risk adjustments.

Sales of services –

Services are recognized over time because the customer simultaneously receives and consumes the benefits provided by the Group. The Group uses the output method for measuring progress of the services as the Group has the right to invoice an amount that corresponds directly to the performance completed to date.

Significant financing component -

The Group receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good to the customer and when the customer pays for that good will be one year or less.

Contract Balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2022 and 2021, the Group has no contractual assets.

Trade receivables -

A receivable represents the Group´s right to an amount of consideration that is unconditional.

Contract liabilities -

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If customer pays consideration before the Group transfers the goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs its obligations under the contract. As of December 31, 2022 and 2021, the Group has no contractual liabilities.

Cost to obtain a contract -

The Group pays sales commissions as part of the sales of services in the insurance brokerage segment. The Group has elected to apply the optional practical expedient for cost to obtain a contract which allows the Group to immediately expense sales commissions because the amortization period of the assets that the Group otherwise would have used is one year or less.

Interest income -

For all financial instruments measured at amortized cost, interest income is recorded using the EIR. EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

Royalty income -

The royalty income is recognized when the later of the following events occurs: the subsequent sales occur, or the performance obligation is satisfied (or partially satisfied).

Dividends -

Dividends from investments is recognized when the Group’s right to receive the payment is established, which is generally when the investments’ shareholders approve the dividend.

Rental income -

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term and is included in the “Other, net” caption in the consolidated statement of profit or loss due to its operating nature.

(q)	Benefits to employees -

Salaries and wages, bonuses and vacations are calculated in accordance with IAS 19 “Employee Benefits” and are calculated in accordance with current Peruvian legislation on an accrual basis.

Workers’ profit sharing -

Workers’ profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate is 8% over the taxable net base for current year. According to Peruvian law, the limit in the workers’ profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has to be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (FONDOEMPLEO for its acronym in Spanish).

(r)	Borrowing costs -

Costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the related asset. The Group defines a qualifying asset as one which value is greater than US$5 million and requires a period greater than 12 months to get it ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

(s)	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting period.

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

Notes to the consolidated financial statements (continued)

Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized.

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

Uncertain tax positions -

The Group determines whether to consider each uncertain tax position separately or together with one or more other uncertain tax positions and uses the approach that better predicts the resolution of the uncertainty. In Peru, there are only two possibilities to measure uncertain Peruvian tax positions: 100% probability of recovery in the event that the Group has a favorable decision on the matter to be evaluated, or 0% probability of recovery, in the event that the Group does not prevail in the procedures before the tax authority. The Group determines, based on its tax compliance and transfer pricing studies whether or not it is probable that its tax positions (including those for the subsidiaries) would be accepted by the tax authorities.

Peruvian mining royalties and special mining tax -

In accordance with Law No.28258, as amended by Law No. 29788, mining royalties are either payable as the higher of (i) a specified percentage of tax operating profit or (ii) 1% of revenues. If the mining royalty is calculated as a percentage of tax operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply.

Mining royalties and the special mining tax are accounted for in accordance with IAS 12 - Income Taxes, because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue-after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the consolidated statements of financial position.

Both Mining Royalties and Special Mining Tax generate deferred tax assets and liabilities, which are measured using the average rates expected to apply to tax profit in the quarter in which the Group expects the temporary differences will reverse.

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

(u)	Derivative financial instruments and hedge accounting -

Initial recognition and subsequent measurement -

The Group uses derivative instruments to hedge its commodity price risk (forward commodity contracts ) and interest rate risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Notes to the consolidated financial statements (continued)

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

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all the following effectiveness requirements:

-	There is an economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.
-

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

The Group’s hedges are classified as cash flow hedges. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the “Other comprehensive income (loss)” caption, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the “Finance costs” caption.

(v)	Discontinued operations -

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

(w)	Other non-financial assets -

The “Other non-financial assets” caption includes patents and industrial property, right-of-use assets related to rights of way, and software licenses. Patents and industrial property and right-of-use assets are amortized over their economic useful lives. Software licenses are amortized using the straight-line method over useful lives of 1 to 10 years.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite life are amortized over their useful economic useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

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

Notes to the consolidated financial statements (continued)

3.    Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates and assumptions are continually evaluated and are based on management´s experience and other facts, including the expectations about future events that are believed to be reasonable under the current situation. Uncertainty about these estimates and assumptions could result in outcomes that require material adjustment to the carrying amount of assets and liabilities affected in future periods.

Further information on each of these areas and the impact on the consolidated financial statements and the accounting policies of the Group due to the application of significant accounting judgments, estimates and assumptions that have been used is presented below, as well as in the notes to the respective consolidated financial statements.

3.1.  Judgments

In the process of applying the Group’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

(a)	Contingencies and uncertain tax positions-

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events. To identify uncertainties over income tax treatments, the Group makes a determination as to whether a tax treatment is probable of being accepted by the taxation authorities based on its tax compliance and transfer pricing studies.

Pursuant to Peruvian Law, once there is an adverse decision to a taxpayer at the administrative level, Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT for its acconym in Spanish) is entitled to proceed to deliver notice to the taxpayer demanding payment, regardless of whether the taxpayer decides to appeal the decision at the judiciary level. However, the taxpayer’s payment of the SUNAT administrative claim does not entail a settlement of the tax dispute. Instead, this payment is required to be made for the taxpayer to continue the appeal process at the judiciary level and is subject to refund, with interest, if the taxpayer is successful in their judiciary level action.

When measuring the amount to be recorded as an account receivable in light of the payments made at the administrative level, the Group applies IFRIC 23.

(b)	Development start date -

The Group assesses the status of each exploration project of its mining units to determine when the development phase begins. One of the criteria used to evaluate the development start date is when the Group determines that the property can be economically developed.

(c)	Production start date -

The Group assesses the stage of each mine under development to determine when a mine moves into the production phase, this begin when the mine is substantially complete and ready for its intended use. The criteria used to assess the start date are determined based on the unique nature of each mining project, such as the complexity of the project and its location. The Group considers various relevant criteria to assess when the production phase is considered to have commenced. Some of the criteria used to identify the production start date include, but are not limited to:

-	Level of capital expenditure incurred compared to the original construction cost estimates.
-	Completion of a reasonable period of testing of the mine plant and equipment.
-	Ability to produce minerals in saleable form (within specifications).
-	Ability to sustain ongoing production of minerals.

Notes to the consolidated financial statements (continued)

When a mine development project moves into the production phase, the capitalization of certain mine development costs cease and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements. It is also at this point that depreciation or amortization commences.

(d)	Useful life of property, plant and equipment

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the assets or estimated reserves of the mining unit. See note 2.4(h) for useful lives.

(e)	Revenue recognition -

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

3.2.        Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may vary due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Determination of mineral reserves and resources -

Recoverable proven and probable reserves and resources are the part of a mineral deposit than can be economically and legally extracted or produced at the time of the reserve and resources determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves and resources requires the Group to determine the size, shape and depth of its ore bodies by analyzing geological data, such as sampling of drill holes, tunnels and other underground workings. In addition to the geology of the Group’s mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods the Group uses and the related cost incurred to develop and mine its reserves and resources. The process to estimate proven and probable ore reserves and resources is audited by an independent consultant each year.

All estimated reserves and resources represent estimated quantities of mineral proven and probable that under current conditions can be economically and legally processed. Changes could occur on reserve and resource estimates due to, among others, revisions to the data or geological assumptions, changes in prices, production costs and results of exploration activities. Changes in estimated reserves and resources primarily affect the depreciation of development costs, property, plant and equipment related directly to mining activity, the provision for mine closure, the assessment of the deferred asset’s recoverability and the amortization period for development costs.

(b)	Units of production depreciation -

Reserves and resources are used in determining the depreciation and amortization of mine-specific assets.

Notes to the consolidated financial statements (continued)

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

The Group assesses its provision for closure of mining units at each reporting date using a discounted future cash flow model. In determining the amount of the provision, it is necessary to make significant assumptions and estimates, because many factors exist that can affect the final amount of this provision. These factors include estimates of the extent and costs of closure activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates and periods such costs are expected to be incurred. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future closure costs required.

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

Notes to the consolidated financial statements (continued)

The fair value of mining assets is generally calculated by the present value of future cash flows arising from the continued use of the asset, which include some estimates, such as the cost of future expansion plans, using assumptions that a third party might consider. The future cash flows are discounted to their present value using a discount rate that reflects current market assessment of the value of money over time, as well as specific risks of the asset or cash-generating unit under evaluation. The Group has determined the operations of each mining unit as a separate cash generating unit.

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

The contingent consideration arising from a business combination is measured at fair value at the date of acquisition, as part of the business combination. If the contingent consideration is eligible to be recognized as a financial liability, the fair value is subsequently re-measured at each date of the consolidated financial statements. Determining the fair value of the contingent consideration is based on a model of discounted future cash flows. The key assumptions take into account the likelihood of achieving each goal of financial performance as well as the discount rate.

4.    Standards and interpretations issued but not effective

Certain new accounting standards and interpretations have been issued that are not yet effective as of December 31, 2022, and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

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

Definition of Accounting Estimates - Amendments to IAS 8 -

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “Accounting Estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amendments clarify how entities should use measurement techniques and inputs to develop accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Group will apply changes in IAS 8 prospectively for any business combination.

Notes to the consolidated financial statements (continued)

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2 -

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

5.      Transactions in soles

Transactions in soles are completed using exchange rates published by the Superintendent of Banks, Insurance and A.F.P. As of December 31, 2022, the exchange rates for U.S. dollars published by this Institution were US$0.2626 for buying and US$0.2618 for selling (US$0.2516 for buying and US$0.2501 for selling as of December 31, 2021), and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2022 and 2021, the Group presents the following assets and liabilities originally denominated in soles by its equivalent in U. S. dollars:

	2022	2021
	US$(000)	US$(000)

Assets
Cash and cash equivalents	8,822	8,587
Trade and other receivables	731,367	688,438
Income tax credit	28,046	15,456
	768,235	712,481

Liabilities
Trade and other payables	(84,552)	(72,051)
Income tax payable	(25,336)	(21,384)
Provisions	(2,365)	(3,026)
	(112,253)	(96,461)
Net asset position	655,982	616,020

6.    Cash and cash equivalents

(a)	This caption is made up as follows:

	2022	2021
	US$(000)	US$(000)

Cash on hand	134	155
Balances with banks (b)	43,633	215,699
Short-term deposits (c)	210,151	161,145
	253,918	376,999
(b)	Bank accounts earn interest at floating rates based on market rates.
(c)

As of December 31, 2022 and 2021, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have current maturities, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

7.    Trade and other receivables

(a)	This caption is made up as follows

	2022	2021
	US$(000)	US$(000)
Trade receivables (b)
Domestic clients	127,750	135,811
Foreign clients	40,229	31,233
Related entities, note 32(b)	367	4,626
	168,346	171,670
Allowance for expected credit losses (i)	(22,276)	(22,276)
	146,070	149,394
Other receivables
Tax claims (c)	631,478	601,056
Value added tax credit	52,589	35,228
Other accounts receivables to third parties	30,175	28,361
Advances to suppliers	14,392	10,921
Tax deposits (e)	8,296	12,711
Refund applications of value added tax (g)	3,330	2,488
Related entities, note 32(b)	2,842	2,298
Closed hedging financial instruments receivable, note 34(b)	2,506	—
Interest receivable	2,305	2,608
Due from for sales of assets (f)	2,119	7,481
Public Works Tax Deduction	1,196	1,527
Bank accounts in trust (h)	1,092	359
Loans to personnel	629	460
Loans to third parties	365	350
Restricted time deposits (d)	—	29,242
Other	248	401
	753,562	735,491
Allowance for expected credit losses (i)	(4,106)	(8,621)
	749,456	726,870
Total trade and other receivables	895,526	876,264

Classification by maturity:
Current portion	221,899	240,432
Non-current portion	673,627	635,832
Total trade and other receivables	895,526	876,264

Classification by nature:
Financial receivables	838,411	837,021
Non-financial receivables	57,115	39,243
Total trade and other receivables	895,526	876,264

Classification by measurement:
Trade receivables (not subject to provisional pricing)	16,503	15,417
Trade receivables (subject to provisional pricing)	129,567	133,977
Other accounts receivables	749,456	726,870
Total trade and other receivables	895,526	876,264

Notes to the consolidated financial statements (continued)

(b)

Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired (except for those included in the Group’s allowance for expected credit losses, see (i)) do not yield interest and have no specific guarantees.

(c)

Corresponds to forced payments of tax debts that are in litigation and that, in the opinion of management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have been initiated, see note 31(d):

	Payment	2022	2021
Detail	Date	US$(000)	US$(000)

Buenaventura -
Payment of tax debt for fiscal year 2007 - 2008.	July 2021	414,841	398,548
Payment of tax debt for fiscal year 2010.	July 2021	93,669	89,733
Payment of tax debt for fiscal year 2009.	July 2021	50,787	48,654
SUNAT seizure for payment on account from January to December 2009; January and February 2010.	December 2019	31,581	30,255
Forced payment of part of the tax liability debt for fiscal year 2007.	November - December 2020	18,925	18,130
SUNAT seizure for payment on account on Income Tax 2007-2008.	January 2021	5,035	4,823
Payment of tax debt for fiscal year 2017.	December 2022	2,422	—
Payment of the tax liability debt imputed by SUNAT in the IGV inspection process January-December 2014 to benefit from the gradual nature of the fine.	November 2020	1,246	1,193
Inminsur’s tax liability debt (absorbed by Buenaventura), by the inspection process for the years 1996-1997 and claimed in court.	May 2017	787	754
Claim payment to OSINERGMIN for the year 2015.	December 2022	621	—
Claim payment to OSINERGMIN for the year 2014.	August 2021	612	587
Forced payment of part of the tax debt for fiscal year 2010.	December 2020	474	452
		621,000	593,129
El Brocal -
Forced payment of part of the tax debt for fiscal year 2014.	January 2021	1,278	1,225
Payment of the fine for the benefit of reducing the fine for fiscal year 2015.	January 2020	262	251
Payment under protest of the tax liability for fiscal year 2011.	June 2014	—	2,096
		1,540	3,572
Río Seco -
Forced payment of part of the VAT tax liability for 2012.	July to September 2019	3,238	3,162
Forced payment of part of the tax debt for fiscal year 2020.	November 2022	609	—
		3,847	3,162
Huanza -
Payment under protest of the tax liability for fiscal year 2014	December 2022	1,600	—

La Zanja -
SUNAT seizure for income tax for fiscal year 2016	October 2022	2,353	—
Forced payment of part of the tax debt for fiscal year 2013 - 2015.	April 2021	804	853
		3,157	853
Chaupiloma -
SUNAT seizure for income tax for fiscal year 2011	September 2021	334	340
		631,478	601,056

(d)

As of December 31, 2021, it corresponded to a restricted time deposit held by Minera La Zanja S.R.L. in favor of Ministry of Energy and Mines for US$29,242,000 to secure current mine closure plans of its mining units and exploration projects that expired on January 12, 2022.

(e)	Corresponds to deposits held in the Peruvian State bank and that in accordance with the tax law of Peru which only can be used to offset tax obligations that the Group has with the Tax Authorities.
(f)

As of December 31, 2022, the balance also includes the account receivable related to the sale of mining concessions from the subsidiary Chaupiloma to Yanacocha for US$1.9 million (note 1(e)). During 2022, collections related to the sale amounted to US$6.5 million.

Notes to the consolidated financial statements (continued)

As of December 31, 2021, the account receivable for the sale of assets corresponded mainly to the balance for the sale of Mallay mining unit for US$7.3 million, which were transfer to a third party during May 2022 in exchange for US$6 million. This transaction generated a loss of US$2 million which is presented in “Others, net” caption.

As of March 2021, the Company collected US$3.6 million related to the sale of the investment in Buenaventura Ingenieros S.A. for a sale amount of US$7.1 million. The remaining balance was compensated with a credit note.

During the first quarter of 2020, US$21.0 million were collected related to the contract for the sale of energy transmission systems in the areas of Huancavelica, Trujillo, Cajamarca, Callalli – Ares and Lorema with Conelsur LT S.A.C. realized on September 5, 2019.

(g)	Corresponds mainly to current year refunds applications that are pending as of December 31, 2022.
(h)

Corresponds mainly to collections that are deposited into restricted bank accounts that only can be used for the payment of financial obligations held by the subsidiary Empresa de Generación Huanza S.A. (hereafter “Huanza”), according to the finance lease signed with Banco de Crédito del Perú in 2009. Below is presented the movement:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance	359	376	2,510
Increase	733	—	—
Decrease	—	(17)	(2,134)

Final balance	1,092	359	376

(i)	Below is presented the movement in the allowance for expected credit losses:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance	30,897	31,845	32,022

Provision for other receivables, note 28(a)	253	409	4
Provision for trade receivables, note 25	—	—	126
Provision of the year	253	409	130
Foreign exchange difference	(59)	(197)	(307)
Write off during the year	(4,709)	(1,160)	—

Final balance	26,382	30,897	31,845

Trade receivables	22,276	22,276	22,128
Other receivables	4,106	8,621	9,717

	26,382	30,897	31,845

The allowance for expected credit losses of other receivables is related to accounts receivable from third parties. There is no allowance for expected credit losses of related parties’ accounts as they are expected to be fully recoverable.

In the opinion of the Group’s management, the balance of the allowance for expected credit losses is sufficient to cover adequately the risks of non-payment as of the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

8.     Inventories

(a)	This caption is made up as follows:

	2022	2021
	US$(000)	US$(000)

Finished goods	1,267	1,396
Products in process (b)	27,212	41,619
Spare parts and supplies	89,708	86,825
	118,187	129,840
Provision for impairment of inventory (c)	(29,842)	(30,774)

	88,345	99,066

Classification by use:
Current portion	88,345	86,264
Non-current portion	—	12,802

	88,345	99,066

(b)	Products in process primarily relate to mineral in process of El Brocal amounting to US$3.9 million (935,448 Dried Metric Ton amounting to US$29.1 million as of December 31, 2021). See note 1(b).

(c)	The provision for impairment of inventory had the following movements:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance	30,774	31,117	25,402
Continuing operations:
Finished and in progress goods, note 21(a) -
Provision	7,243	6,877	8,920
Reversal	(8,314)	(12,348)	(3,866)
	(1,071)	(5,471)	5,054
Spare parts and supplies, note 28(a) -
Provision	22,533	22,394	17,266
Reversal	(22,394)	(17,266)	(15,762)
	139	5,128	1,504
Discontinued operations:
Spare parts and supplies, note 1(e) -
Provision	—	—	1,220
Reversal	—	—	(843)
	—	—	377
Sale of discontinued mining unit, note 1(e) -	—	—	(1,220)
Final balance	29,842	30,774	31,117

In the opinion of Group’s management, the provision for impairment of inventory adequately covers the risk of obsolescence and the net realizable test as of the date of the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

9.   Prepaid expenses

(a)   This caption is made up as follows:

	2022	2021
	US$(000)	US$(000)

Right to use facilities paid in advance (b)	23,920	24,806
Prepaid insurance	15,065	15,588
Deferred costs of works for taxes	1,929	2,934
Other prepaid expenses	1,452	986
	42,366	44,314

Classification by maturity:
Current portion	19,333	20,394
Non-current portion	23,033	23,920
	42,366	44,314

(b)

Corresponds mainly to payments made in advance to EDEGEL for an original amount of US$31,007,190 corresponding to the right to use the capacity of the hydraulic system of EDEGEL by the subsidiary Empresa de Generación Huanza S.A. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

10.   Investments in associates and joint venture

(a)	This caption is made up as follows:

	Share in equity
	2022	2021	2022	2021
	%	%	US$(000)	US$(000)

Associates
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,408,260	1,305,377
Compañía Minera Coimolache S.A.	40.10	40.10	98,388	101,683
Tinka Resources Ltd.	19.32	19.30	10,678	11,573
			1,517,326	1,418,633
Joint venture (d)			2,486	2,497
Other minor investments			1,165	1,165
			1,520,977	1,422,295

(b)	The table below presents the net share in profit (loss) of investments:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	181,221	233,342	53,767
Compañía Minera Coimolache S.A.	(2,493)	8,170	10,055
Tinka Resources Ltd.	(2,447)	(1,098)	(868)
	176,281	240,414	62,954
Joint venture	(11)	36	(252)
	176,270	240,450	62,702

Notes to the consolidated financial statements (continued)

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is located in Uchumayo, Arequipa, Peru.

Key financial data -

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2022	2021
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,946,762	2,157,182
Non-current assets	6,047,101	5,967,382
Current liabilities	(564,058)	(1,252,095)
Non-current liabilities	(778,378)	(745,463)

Equity	6,651,427	6,127,006

Group’s interest	1,300,497	1,197,614
Goodwill	107,763	107,763
	1,408,260	1,305,377

	2022	2021	2020
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:

Sales of goods	3,975,295	4,199,448	2,538,593

Net profit from continued operations	925,353	1,191,474	274,544

Group’s share in results	181,221	233,342	53,767

The Group’s management determined that there was no objective evidence that its investment in Cerro Verde is impaired as of December 31, 2022 and 2021.

Market capitalization:

As of December 31, 2022 and 2021, total market capitalization of shares maintained by the Group in Cerro Verde was US$2,043 million and US$2,552 million, respectively (market capitalization value by each share of US$29.80 and US$37.23, respectively).

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

Notes to the consolidated financial statements (continued)

Key financial data -

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2022	2021
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	208,382	216,581
Non-current assets	157,203	184,635
Current liabilities	(21,565)	(36,521)
Non-current liabilities	(95,822)	(106,129)

Equity	248,198	258,566

Adjustments to conform to the accounting policies of the Group	(2,804)	(4,954)

Equity, adjusted	245,394	253,612

Group’s interest	98,388	101,683

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Sales of goods	159,003	215,481	203,163

Net profit (loss) from continued operations	(8,368)	18,294	22,786
Adjustments to conform to the accounting policies	2,150	2,083	2,293

Net profit (loss), adjusted	(6,218)	20,377	25,079

Group’s share in results	(2,493)	8,170	10,055

The Group’s management determined that there was no objective evidence that its investment in Coimolache is impaired as of December 31, 2022 and 2021.

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

Notes to the consolidated financial statements (continued)

Key financial data -

The table below presents the key financial data from the financial statements of Tinka under IFRS in 2022 (financial statements as of September 30, 2022) and in 2021 and 2020 (financial statements as of November 30, 2021 and 2020, respectively):

	2022	2021
	US$(000)	US$(000)
Statements of financial position:
Current assets	13,007	8,667
Non-current assets	50,454	50,461
Current liabilities	(473)	(211)
Equity	62,988	58,917

Adjustments to conform to the accounting policies of the Group	(7,719)	1,042

Equity, adjusted	55,269	59,959

Group’s interest	10,678	11,573

	2022	2021	2020
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years:
Sales of goods	—	—	—

Net loss from continued operations	(4,383)	(1,109)	(2,311)
Adjustments to conform to the Group accounting policies	(8,283)	(4,583)	(2,189)

Net loss, adjusted	(12,666)	(5,692)	(4,500)

Group’s share in results	(2,447)	(1,098)	(868)

For the years 2022, 2021 and 2020, the Group has used the latest financial statements available from its associate Tinka, the difference between the period reported by the associate and the date of issuance of these financial statements being less than 3 months. There have been no significant transactions or events between the reporting date of the associate’s financial statements and the consolidated financial statements as of December 31, 2022, 2021 and 2020. The Group’s management determined that there was no objective evidence that its investment in Tinka is impaired as of December 31, 2022 and 2021.

Market capitalization:

As of December 31, 2022 and 2021, total market capitalization of shares maintained by the Group was US$11.0 million respectively (market capitalization value by each share of US$0.14 and US$0.16, respectively).

(c)

The Group, through its subsidiary El Brocal, has an interest of 8% in Transportadora Callao S.A., a joint venture whose objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. In May 2014, Transportadora Callao started operations and currently its main activity is the operation of that terminal.

Notes to the consolidated financial statements (continued)

The table below presents the key financial data from the joint venture under IFRS:

	2022	2021
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	14,760	19,898
Non-current assets	77,435	87,634
Current liabilities	(17,608)	(14,403)
Non-current liabilities	(53,768)	(72,444)
Equity	20,819	20,685

Adjustments to conform to the Group accounting policies	10,256	10,528

Equity, adjusted	31,075	31,213

Group’s share in results	2,486	2,497

	2022	2021	2020
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:

Revenue	27,538	22,937	18,560

Net profit (loss) from continuing operations	322	191	(2,554)
Adjustments to conform to the Group accounting policies	(459)	259	(596)
Net profit (loss), adjusted	(137)	450	(3,150)
Group interests	(11)	36	(252)

(d)	Changes in this caption are as follows:

	2022	2021
	US$(000)	US$(000)

As of January 1,	1,422,295	1,488,775
Net share in profit of associates and joint venture	176,270	240,450
Equity contributions granted and paid, note 32(a)	1,677	—
Dividends declared and collected, note 32(a)	(79,140)	(148,411)
Unrealized results on investments	(101)	(335)
Reclassification of share of the year in losses of Yanacocha to discontinued operations, note 1(e)	—	(422,394)
Reclassification to held for sale of the investment in Yanacocha, note 1(e)	—	264,838
Equity reduction of minor investments	—	(580)
Translation adjustments and other	(24)	(48)
As of December 31,	1,520,977	1,422,295

Notes to the consolidated financial statements (continued)

11.   Property, plant, equipment and development costs

(a)	Below is presented the movement:

	Balance as of						Balance as of						Balance as of
	January 1,				Changes in	Reclassifications	December 31,				Changes in	Reclassifications	December 31,
	2021	Additions	Disposals	Sales	estimations	and transfers	2021	Additions	Disposals	Sales	estimations	and transfers	2022
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Lands	17,650	—	—	—	—	53	17,703	—	—	—	—	1,062	18,765
Mining concessions (f)	151,873	—	—	—	—	—	151,873	—	—	—	—	—	151,873
Development costs	813,232	31,749	—	—	—	—	844,981	59,702	—	—	—	—	904,683
Buildings, constructions and other	1,343,060	31	(11)	—	—	7,315	1,350,395	—	(123)	—	—	3,510	1,353,782
Machinery and equipment	883,192	5	(393)	(249)	—	19,842	902,397	10	(41,053)	(34)	—	12,695	874,015
Transportation units	8,409	70	(152)	(934)	—	269	7,662	15	(277)	(1,816)	—	73	5,657
Furniture and fixtures	11,737	33	(98)	—	—	98	11,770	—	(702)	(4)	—	7	11,071
Units in transit	3,381	—	(506)	—	—	—	2,875	12,811	—	—	—	—	15,686
Work in progress	34,934	40,768	(1,838)	—	—	(27,577)	46,287	65,577	(3,049)	—	—	(17,347)	91,468
Stripping activity asset (g)	152,597	17,653	(6,763)	—	—	—	163,487	26,669	—	—	—	—	190,156
Right-of-use asset (e)	16,259	—	—	—	2,973	—	19,232	—	—	—	11,712	—	30,944
Mine closure costs	335,654	—	—	—	(3,272)	—	332,382	—	—	—	(21,869)	—	310,513
	3,771,978	90,309	(9,761)	(1,183)	(299)	—	3,851,044	164,784	(45,204)	(1,854)	(10,157)	—	3,958,613
Accumulated depreciation and amortization:
Mining concessions (f)	40,270	7	-	-	—	—	40,277	6	—	—	—	—	40,283
Development costs	340,999	20,582	-	-	—	—	361,581	26,907	—	—	—	—	388,488
Buildings, construction and other	698,324	66,445	(3)	-	—	928	765,694	58,345	(121)	—	—	—	823,918
Machinery and equipment	686,466	56,384	(340)	(170)	—	—	742,340	42,698	(40,355)	(34)	—	—	744,649
Transportation units	7,083	604	(143)	(894)	—	—	6,650	478	(153)	(1,803)	—	—	5,172
Furniture and fixtures	9,824	601	(97)	-	—	—	10,328	548	(651)	(4)	—	—	10,221
Stripping activity asset	111,455	14,039	-	-	—	6,665	132,159	21,769	—	—	—	—	153,928
Right-of-use asset (e)	9,081	4,813	-	-	—	—	13,894	4,290	—	—	—	—	18,184
Mine closure costs	191,840	14,819	-	-	—	7,173	213,832	18,198	—	—	—	—	232,030
	2,095,342	178,294	(583)	(1,064)	—	14,766	2,286,755	173,239	(41,280)	(1,841)	—	—	2,416,873
Provision for impairment of long-lived assets:
Mine closure costs	13,207	—	(3,828)	—	(7,173)	(7,173)	2,206	—	—	—	—	—	2,206
Development costs	10,153	—	—	—	(6,665)	(6,665)	3,488	—	—	—	—	—	3,488
Property, plant and other	2,915	19,874	(1,136)	—	(928)	(928)	20,725	—	(19,874)	—	—	—	851
	26,275	19,874	(4,964)	—	(14,766)	(14,766)	26,419	—	(19,874)	—	—	—	6,545

Net cost	1,650,361						1,537,870						1,535,195

(b)	Impairment of long-lived assets

In accordance with its accounting policies and processes, each asset or CGU is evaluated at each reporting date and annually at year-end, to determine whether there are any indications of impairment. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed.

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

Consequently, the recoverable amount for each CGU is estimated based on discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market-based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. Capital and operating expenditure associated with the Group’s climate change initiatives are, to the extent necessary, taken into account when determining the recoverable amount of each CGU. The Group Buenaventura practice responsible mining that promotes economic growth and sustainable development, creating value in the regions where it operates. The Group’s environmental management has as an objective to innovate in water management and mine closure, looking forward to supporting the sustainability of operations. The use of clean technologies to reduce fresh water consumption and waste generation, together with the application of adequate environmental protection standards and procedures in the management of operations are essential for Buenaventura. The challenges that come from higher environmental and social expectations of the environment are being addressed appropriately, encouraging research to improve the prevention and control of the environmental impacts of the Group’s activities.

Notes to the consolidated financial statements (continued)

These cash flows were discounted using a real post-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU.

The estimates of quantities of recoverable minerals, production levels, operating costs and capital requirements are obtained from the planning process, including the LOM plans, one-year budgets and CGU-specific studies.

During 2022, the Group identified impairment indicators in Orcopampa, Uchucchacua, La Zanja and Río Seco. The Group evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount in Orcopampa, Uchucchacua and La Zanja mining units. The Group recognized a recovery of impairment of long-lived assets for US$19.9 million in Río Seco. The main factors considered in the impairment analysis were changes in estimates of proven and probable reserves, market forward prices and remaining mine useful lives.

During 2021, the Group identified impairment indicators in Orcopampa, Uchucchacua, La Zanja and Río Seco. The Group evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount of said units based on their value in use for Orcopampa, Uchucchacua, and La Zanja. As a result of the analysis of the recoverable amount as of December 31, 2021 in Río Seco, the Group recognized an impairment of assets for US$19.9 million. In addition, the La Zanja unit mining recognized a reversal of impairment of US$5.0 million, (net effect of US$14.9 million). The main factors considered in the impairment analysis were changes in estimates of reserves and resources, market forward prices and remaining mine useful lives.

During 2020, the Group identified impairment indicators in its Julcani, Orcopampa, Uchucchacua, El Brocal and La Zanja. The Group evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount of said units based on their value in use. The main factors considered in the impairment analysis were changes in estimates of reserves and resources, market forward prices and remaining mine useful lives. As a result of the analysis of the recoverable amount as of December 31, 2020, Buenaventura recognized a reversal for impairment of long-lived assets for US$2.1 million derived from the evaluation of its Julcani mining unit.The main factors considered in the impairment analysis were the increase in metal price projections and the life of mine plans. The recoverable amounts of the Julcani mining unit are based on management’s estimations of the value in use.

Below are the amounts of the recovery amounts as of December 2022, 2021 and 2020:

	2022	2021	2020
	US$	US$	US$

Uchucchacua	146,114	196,545	244,795
Río Seco	50,808	18,671	N/A
Orcopampa	51,911	43,128	57,650
La Zanja	35,011	51,044	20,736
Julcani	N/A	N/A	40,642
El Brocal	N/A	N/A	761,081

Key assumptions

The determination of value in use is most sensitive to the following key assumptions:

-	Production volumes
-	Commodity prices
-	Discount rate
-	Residual value

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

As each producing mining unit has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Group’s process for the estimation of proven and probable reserves and resource estimates.

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

Estimated prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

As of December 31, 2022 -

	2023	2024-2026
	US$	US$

Gold	1,750 / Oz	1,735 / Oz
Silver	21.00 / Oz	23.17 / Oz
Copper	7,900 / MT	9,625 / MT
Zinc	3,000 / MT	2,648 / MT
Lead	1,900 / MT	2,181 / MT

As of December 31, 2021 -

	2022	2023-2025
	US$	US$

Gold	1,700 / Oz	1,764 / Oz
Silver	24.00 / Oz	27.30 / Oz
Copper	8,500 / MT	8,705 / MT
Zinc	2,600 / MT	2,616 / MT
Lead	2,000 / MT	2,313 / MT

(*)OZ= Ounces, MT = Metric Tonne.

Notes to the consolidated financial statements (continued)

Discount rate:

In calculating the value in use, as of December 31, 2022 and 2021 the following discount rates were applied to the post-tax cash flows:

	2022		2021
	Post-Tax	Pre-Tax	Post-Tax	Pre-Tax
	%	%	%	%

Uchucchacua	8.12	12.52	6.04	9.31
Orcopampa	8.12	12.52	6.04	9.31
Río Seco	10.60	16.34	7.86	12.12
La Zanja	9.13	14.08	7.01	10.81

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

(c)

The book value of assets held under finance leases, and assets under trustworthy equity, amounted to US$250.5 million as of December 31, 2022 (US$270.8 million as of December 31, 2021) and is presented in various items of the “Property, plant, equipment and development cost” caption. During 2022 and 2021, no acquisitions of assets under lease agreements were made. Leased assets are pledged as security for the related finance lease liabilities.

(d)	During 2022, 2021 and 2020, no borrowing costs were capitalized.
(e)	Right-of-use assets

The net assets for right-of-use assets maintained by the Group correspond to the following:

	2022	2021
	US$(000)	US$(000)
Buildings	10,484	2,088
Transportation units	1,380	2,501
Machinery and equipment	896	749

	12,760	5,338

During 2022, the additions to the right-of-use assets were US$11.7 million and no disposals were made (additions of US$3.0 million and no disposals were made during 2021).

(f)	Mining concessions includes goodwill of El Brocal for an amount to US$34.0 million as of December 31, 2022 and 2021.
(g)

During June 2021, as a result of its reserves review, the subsidiary El Brocal wrote off the phase 6 for a total of 1,181,280 DMT at a value of US$6,763,000. The write-off corresponds to a new estimation of reserves of the open pit as a result of the topographical information. The balance as of December 31, 2021 of this phase is 5,730 DMT valued in US$118,000 which were comsumed during 2022.

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

Notes to the consolidated financial statements (continued)

(h)	Below is the distribution of depreciation expenses of the year:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Cost of sales of goods	147,032	159,652	174,103
Unabsorbed cost due to production stoppage	14,877	4,569	10,764
Cost of sales of services	8,153	8,109	8,461
Administrative expenses	1,886	4,741	3,142
Property, plant, equipment and development costs	1,039	963	833
Exploration in non-operating areas	101	114	111
Selling expenses	93	84	—
Other, net	49	48	46
Discontinued operations, note 1(e)	9	14	2,126

	173,239	178,294	199,586

12.   Other non-financial assets

(a)	Below is presented the movement:

	Balance as of			Balance as of		Balance as of
	January 1,			December 31,		December 31,
	2021	Additions	Disposals	2021	Additions	2022
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Patents and industrial property (b)	14,709	292	—	15,001	215	15,216
Rights-of-use (c)	13,720	—	—	13,720	—	13,720
Software licenses	10,814	65	(17)	10,862	75	10,937

	39,243	357	(17)	39,583	290	39,873
Accumulated amortization:
Rights-of-use (c)	8,165	718	—	8,883	705	9,588
Software licenses	4,575	929	—	5,504	936	6,440

	12,740	1,647	—	14,387	1,641	16,028

Cost, net	26,503			25,196		23,845

(b)

The copper plant project is a technological initiative of the Company to develop a viable technical and economic solution for the treatment of complex copper concentrates. This project comprises several stages of development from a laboratory level pilot to a demonstration stage.

Notes to the consolidated financial statements (continued)

(c)

Corresponds to the mineral servitude agreements signed with the communities surrounding the Group’s operations, through which the Group is authorized to carry out exploration, development, exploitation and general work activities.

13.  Bank loans

The movement is presented below:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance	50,000	65,793	55,000

New loans	—	50,000	18,019
Payments	(50,000)	(65,793)	(7,197)
Exchange difference	—	—	(29)

Final balance	—	50,000	65,793

As of December 31, 2021, corresponded a loan with an interest at market annual rates of 1.65%. This loan was fully paid on March 17, 2022.

Notes to the consolidated financial statements (continued)

14.  Trade and other payables

(a)	This caption is made up as follows:

	2022	2021
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	181,071	190,549
Related entities, note 32(b)	163	113
	181,234	190,662
Other payables
Remuneration and similar benefits payable	35,996	35,393
Interest payable	14,911	16,606
Taxes payable	8,910	11,880
Exploration expenses payable	4,053	—
Royalties payable to the Peruvian State	1,895	2,765
Dividends payable (c)	639	567
Related entities, note 32(b)	20	14
Closed hedge instruments accounts payables	—	1,234
Other liabilities	3,884	3,557
	70,308	72,016

Total trade and other payables	251,542	262,678

Classification by maturity:
Current portion	247,989	259,641
Non-current portion	3,553	3,037

Total trade and other payables	251,542	262,678

Classification by nature:
Financial payables	240,737	248,033
Non-financial payables	10,805	14,645
Total trade and other payables	251,542	262,678

(b)

Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

(c)	The movement of dividends payable is presented below:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance	567	638	604
Dividends declared and paid, note 17(d) -

Declared dividends to controlling shareholders	18,542	—	—
Dividends paid to controlling shareholders	(18,542)	—	—
Declared dividends to non-controlling shareholders	2,647	6,160	5,140
Dividends paid to non-controlling shareholders	(2,647)	(6,160)	(5,140)
Expired dividends, note 17(c) -	—	(76)	(26)
Other	72	5	60

Ending balance	639	567	638

15.   Provisions

(a)	This caption is made up as follows:

	As of				As of			Reclassifications		As of
	January 1,		Accretion		December		Accretion	and		December 31,
	2021	Changes	expense	Disbursements	31, 2021	Changes	expense	others	Disbursements	2022
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Closure of mining units and exploration projects (b)	277,689	1,779	5,623	(13,104)	271,987	(8,872)	5,129	992	(14,989)	254,247
Environmental liabilities	5,038	16,557	363	(2,002)	19,956	(228)	59	(992)	(2,534)	16,261
Environmental contingencies	2,874	3,425	—	(1,135)	5,164	3,459	—	246	(453)	8,416
Safety contingencies	4,536	1,323	—	(227)	5,632	870	—	258	(44)	6,716
Labor contingencies	4,080	381	—	(40)	4,421	489	—	233	(12)	5,131
Tax contingencies	3,110	299	—	—	3,409	1,596	—	—	—	5,005
Obligations with communities	3,605	(1,010)	—	—	2,595	(637)	—	147	—	2,105
Other provisions	480	(317)	—	—	163	377	—	97	—	637

	301,412	22,437	5,986	(16,508)	313,327	(2,946)	5,188	981	(18,032)	298,518

Classification by maturity:
Current portion	51,816				81,039					94,171
Non-current portion	249,596				232,288					204,347

	301,412				313,327					298,518

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2022	2021
	US$(000)	US$(000)

Beginning balance	271,987	277,689

Additions (reversals) in estimates and reclassifications:
Continuing mining units, note 11(a)	(21,869)	(3,272)
Continuing mining units, note 28(a)	(302)	—
Discontinued mining units, note 1(e)	660	3,021
Exploration projects, note 28(a)	13,631	2,030
	(7,880)	1,779
Accretion expense:
Continuing mining units, note 29(a)	4,932	5,522
Exploration projects, note 29(a)	138	76
Discontinued mining units, note 1(e)	59	25

Disbursements	(14,989)	(13,104)

Ending balance	254,247	271,987

Classification by maturity:
Current portion	60,644	54,013
Non-current portion	193,603	217,974

	254,247	271,987

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2023 and 2041. The Group recognizes the provision for closure of mining units and explorations projects based on estimates of studies and activities that meet the environmental regulations in effect and that will be approved by the Ministry of Energy and Mines. The Group recognizes the provision of continued operations based on its analysis and estimates prepared by independent advisors and reviewed by the Group’s management. Provisions related to discontinued operations are based on estimates prepared by internal advisors.

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

As of December 31, 2022, the future value of the provision for closure of mining units and exploration projects was US$319.59 million, which has been discounted using annual risk-free rates from minimums of 4.77 percent and at a maximum range of 6.55 percent, in a period of 1 to 19 years, obtaining as a result an updated liability amounting to US$254.2 million (as of December 31, 2021, the provision was US$272.0 million). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

As of December 31, 2022, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$171.8 million (US$155.9 million as of December 31, 2021) to secure current mine closure plans of its mining units, exploration projects and environmental liabilities to date.

16.   Financial obligations

(a)	This caption is made up as follow:

	2022	2021
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Bonds -
Senior Notes at 5.50% due 2026 (b)	541,980	540,017

Financial obligations (c) -
BBVA Banco Continental	—	61,667
Banco de Crédito del Perú	—	66,667
CorpBanca New York Branch	—	61,666
Banco Internacional del Perú	—	30,000
ICBC Perú Bank	—	40,000
Banco de Sabadell, Miami Branch	—	15,000
	—	275,000
Debt issuance costs	—	6,284
	—	281,284
Sociedad Minera El Brocal S.A.A. (d)
Banco de Crédito del Perú – Financial obligation	97,136	118,722
Debt issuance costs	(160)	(611)
	96,976	118,111
Empresa de Generación Huanza S.A. (e)
Banco de Crédito del Perú – Finance lease	86,625	113,096
Debt issuance costs	—	(312)
	86,625	112,784
Lease liabilities (h)
Finance lease	12,953	5,779

Total financial obligations	738,534	1,057,975

Classification by maturity:
Current portion	35,071	179,417
Non-current portion	703,463	878,558
Total financial obligations	738,534	1,057,975

(b)

In order to comply with its tax obligations, the Buenaventura’s Shareholders’ Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issuance of senior unsecured notes (hereinafter “the notes”) which were issued on July 23, 2021 with the following terms:

-	Denomination of Issue: US$550,000,000 5.500% Senior Notes due 2026.
-	Principal Amount: US$550,000,000.
-	Issue Date: July 23, 2021.
-	Maturity Date: July 23, 2026.
-	Issue Price: 99.140% of the principal amount.

Notes to the consolidated financial statements (continued)

-	Interest Rate: 5.500% per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Expected Listing: Buenaventura will apply to list the bonds on the Singapore Exchange Securities Trading Limited (‘SGX-ST’).

The notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Compañía Minera Condesa S.A., Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of the commitments of the notes, Buenaventura must be in compliance with certain obligations if it wants to enter into any of the following transactions i) incurrence in additional debt, ii) asset sales, iii) making certain investments, paying dividends, purchase Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or schedule repayment of any indebtedness that is subordinated to the notes (known as “restricted payments”), iv) creation of liens and v) merger, consolidation or sale of assets. These covenants are known as “Limitations on incurrence of indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively. These covenants also have exceptions that let the Company operate in the ordinary course of business.

(c)

On June 27, 2016, Buenaventura entered into a long-term finance contract with seven Peruvian and foreign banks for a principal amount of US$275,000,000. In 2018, April 2020, April 2021, May 2021 Buenaventura signed the first, second, third and fourth amendments to the Syndicated Term Loan to modify some terms and conditions including the issue of Notes in accordance with Rule 144A and Regulation S under the Securities Act of 1933.

On January 3, 2022, the Company made a US$100 million prepayment of the syndicated loan and the remaining balance of US$175 million was paid on March 2, 2022. Additionally, the related hedging derivative financial instruments was liquidated. See Note 34(c).

(d)

On October 29, 2019, El Brocal entered into a new financial obligation of US$161,893,850 with Banco de Crédito del Perú in order to cancel the two previous obligations: (i) Finance leaseback; and (ii) Mid-term financial obligation. The new financial obligation has the following terms and conditions:

-	Principal (Part A): US$113,325,695.
-	Principal (Part B): US$48,568,155.
-	Annual interest rate (Part A): 3.76%.
-	Annual interest rate (Part B): Three-month LIBOR plus 2.39%
-	Term (Part A): 5 years since October 2019 until October 2024.
-	Term (Part B): 7 years since October 2019 until October 2026.

According to the lease contract mentioned above, El Brocal is required to maintain the following financial ratios as defined in the agreement:

(i)	Debt service coverage ratio: Higher than 1.3.
(ii)	Leverage Ratio: Less than 1.0 times.
(iii)	Indebtedness ratio: Less than 2.25 times.

The financial obligation is collateralized by a security agreement in respect of assets; certain contractual rights, flows and account balances, a real estate mortgage; and a mortgage on certain mining concessions.

Notes to the consolidated financial statements (continued)

The compliance with the financial ratios is monitored by El Brocal’ s Management. As of December 31, 2022 and 2021, El Brocal complies with the coverage and indebtedness ratios.

(e)

On December 2, 2009, Huanza entered into a finance lease contract with Banco de Crédito del Perú. On October 29, 2020, as part of the Group its strategy of preserving cash, Huanza negotiated a reduction of the fixed rate of interest and agreed to a modification of the following terms and conditions:

-	Principal: final installment of US$44,191,000 (original amount of US$119,000,000).
-	Annual interest rate: LIBOR 30 days plus 2.10%.
-	Term: 18 months since November 2, 2020, with final maturity in May 2022.
-	Guarantee: Leased equipment.
-	Amortization: a final installment of US$44,191,000.

On June 30, 2014, Banco de Credito del Perú extended the finance lease contract mentioned above, through the addition of a new tranche. On October 29, 2020, as part of the Group’s strategy of preserving cash, Huanza negotiated a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: final installment of US$68,905,000 (original amount of US$103,373,000)
-	Annual interest rate: LIBOR 30 days plus 2.10%
-	Term: 18 months since November 2, 2020, with final maturity in May 2022.
-	Guarantee: Leased equipment.
-	Amortization: a final installment of US$68,905,000.

On April 29, 2022, Banco de Credito del Peru and Empresa de Generación Huanza signed an addendum considering a prior amortization of outstanding principal of US$9,191,364 (Tranche I) and US$13,904,800 (Tranche II). Below we detail the main additional terms and conditions:

Tranche I:

-	Principal: US$35,000,000
-	Annual interest rate: 5.05%.
-	Term: 60 months since May 2, 2022 with final maturity in 2027.
-	Guarantee: Leased equipment.
-	Amortization: Through 20 fixed quarterly installments and a final installment of US$22,531,250 at the end of the payment term.

Tranche II:

-	Principal: US$55,000,000
-	Annual interest rate: 5.05%.
-	Term: 60 months since May 2, 2022 with final maturity in 2027.
-	Guarantee: Leased equipment.
-	Amortization: Through 20 fixed quarterly installments and a final installment of US$35,406,250 at the end of the payment term.

In addition, Huanza granted a security interest for 100% of shares.

According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-	Debt service coverage ratio: Higher than 1.1.
-	Minimum equity of US$30,000,000.

Notes to the consolidated financial statements (continued)

Management performed an analysis to determine if the modification of the terms and conditions in October 2020 were substantially different terms and shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Group concluded that the terms are not substantially different, due to the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate were less than 10 per cent different compared to the discounted present value of the remaining cash flows of the original financial liability.

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

-

Trust of assets of the station, the lands, the assets of Huanza necessary for the operation of the station that are not under the Financial Lease Agreement and the actions of Huanza, as well as the right of collection on future flows that would correspond to amounts received by Huanza before the eventual public auction of the rights and assets of the concession because of the expiration of the concession.

-	The conditional transfer, by which Huanza assigns to the Bank the rights and obligations derived from the agreements and contracts signed by Huanza for the construction of the Plant.
-	Letters of Guarantee, by means of which, Buenaventura is constituted as Huanza’ s solidarity guarantor, guaranteeing in favor of the Bank the fulfillment of the obligations breached by Huanza.

As of December 31, 2022 and 2021, Huanza complied with these commitments, including that related to the channeling of all the cash flows received for commercial income through a collection account.

(f)	The long-term portion of the financial obligations held by the Group matures as follows:

	2022	2021
	US$(000)	US$(000)

Between 1 and 2 years (Year 2024)	105,986	108,606
Between 2 and 5 years (Year 2025 to 2027)	601,419	774,153
More than 5 years (since 2028)	4,238	—
	711,643	882,759
Debt issuance costs	(8,180)	(4,201)

	703,463	878,558

Notes to the consolidated financial statements (continued)

(g)	Below is presented the movement of the debt excluding interest:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance	1,057,975	531,653	571,688
Bonds -
Senior Notes bonds issue	—	550,000	—
Debt issuance costs	—	(10,700)	—
Amortization of debt issuance costs in results, note 29(a)	1,963	717	—

Financial obligations -
Payments	(323,057)	(21,585)	(38,994)
Reversal of the amortized cost of the syndicated loan, note 29(a)	(8,855)	—	—
Amortization of debt issuance costs in results, note 29(a)	2,820	885	976
Effect of amortized cost, note 29(a)	515	8,837	(361)
Increase (reduction) of debt restructuring costs	—	225	(1,992)

Lease obligations -
Additions	11,712	2,972	5,213
Accretion expense, note 29(a)	99	176	180
Payments	(4,638)	(5,205)	(4,080)
Disposals	—	—	(977)
Final balance	738,534	1,057,975	531,653

(h)	Lease liabilities related to the right of use asset are as follows:

	2022	2021
	US$(000)	US$(000)

Buildings (j)	8,814	2,532
Transportation units (i)	2,719	2,386
Machinery and equipment	1,420	861

	12,953	5,779
Classification by maturity:
Current portion	3,639	4,098
Non-current portion	9,314	1,681
	12,953	5,779

Lease payments are presented in the consolidated statements of cash flows in “Lease payments” caption as part of the financing activities. Interest’s expense related to the lease liabilities for the years 2022, 2021 and 2020 is presented in the “Financial costs” caption, note 29(a).

(i)	Transportation units -

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

Notes to the consolidated financial statements (continued)

(j)	Buildings -

Lease liabilities related to buildings mainly correspond to a lease contract entered by Buenaventura on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years since the year 2013 and fixed payments. The Group has the option to lease the assets for two additional term of 5 years each. As of December 31, 2022, the Group is negotiating the renewal of the contract.

The minimum future rents payable as of December 31, 2022 and 2021 are as follows:

	2022	2021
	US$(000)	US$(000)

Less than 1 year (2023)	1,313	1,470
Between 1 and 5 years (2024-2027)	3,264	757
More than 5 years (since 2028)	4,238	—
	8,815	2,227

17.   Equity

(a)	Capital stock -

The Group’s share capital is stated in soles and consisted of authorized, fully paid and voting common shares with a nominal amount of S/ 10.00 per share. The table below presents the composition of the capital stock as of December 31, 2022 and 2021:

	Number of	Capital	Capital
	shares	stock	stock
		S/(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/27.9 per share as of December 31, 2022 (S/28.05 per share as of December 31, 2021). These shares present trading frequencies of 25% and 15% in the years 2022 and 2021, respectively.

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividend’s distribution. The table below presents the composition of the investment shares as of December 31, 2022 and 2021:

	Number of	Investment	Investment
	shares	shares	shares
		S/(000)	US$(000)

Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)

	271,677	2,717	791

The market value of the investment shares amounted to S/16.00 per share as of December 31, 2022 and 2021. These shares did not have a trading frequency in 2022 and 2021.

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

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$76,000 and US$26,000 in the years 2021 and 2020 respectively as a result of the expired dividends. During 2022, there were no increases in the legal reserve as a result of the expired dividends. According to the General Corporate Law, dividends expire ten years after the payment due.

(d)	Dividends declared and paid -

During years 2021 and 2020 no distribution of dividends was made. The table below presents the dividends declared and paid in 2022:

		Dividends
		declared and	Dividend
Meetings	Date	paid	per share
		US$(000)	US$

2022 Dividends
Mandatory Annual Shareholders’ Meeting	March 31	20,067	0.073
Less - Dividends of treasury shares		(1,525)
		18,542

According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

Dividends declared by S.M.R.L. Chaupiloma Dos de Cajamarca corresponding to non-controlling interest were US$2,647,000, US$6,160,000 and US$5,140,000 for the years 2022, 2021 and 2020, respectively.

By means of Mandatory Annual Shareholders’ Meeting held on March 31, 2023, a distribution of dividends was approved for US$0.073 per share, equivalent to US$20,121,323 (US$18,542,000 net of treasury shares).

(e)	Basic and diluted profit (loss) per share -

Profit (loss) per share is calculated by dividing net profit (loss) for the period by the weighted average number of shares outstanding during the year. The calculation of profit (loss) per share attributable to the equity holders of the parent is presented below:

	2022	2021	2020

Profit (loss) for the year (numerator) - US$	602,550,000	(264,075,000)	(135,718,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	2.37	(1.04)	(0.53)

Notes to the consolidated financial statements (continued)

The calculation of profit (loss) per share from continuing operations attributable to the equity holders of the parent is presented below:

	2022	2021	2020

Profit (loss) for the year (numerator) - US$	124,003,000	123,529,000	(68,916,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	0.49	0.49	(0.27)

The calculation of profit (loss) per share from discontinuing operations attributable to the equity holders of the parent is presented below:

	2022	2021	2020

Profit (loss) for the year (numerator) - US$	478,547,000	(387,604,000)	(66,802,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	1.88	(1.53)	(0.26)

Common and investment shares outstanding at the close of the years 2022, 2021 and 2020 was 253,986,867.

In accordance with the Income Tax Law, the Company is subject to a tax of 5% of the income tax is established on dividends or any other form of distribution of profits.

18.   Subsidiaries with material non-controlling interest

(a)	Financial information of the main subsidiaries that have material non-controlling interest are provided below:

	Country of
	incorporation		2021
	and operation	2022	and 2020
		%	%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57	38.57
Apu Coropuna S.R.L.	Peru	30.00	30.00
S.M.R.L. Chaupiloma Dos de Cajamarca, note 1(d)	Peru	—	40.00
Minera La Zanja S.R.L., note 1(d)	Peru	—	46.94

Notes to the consolidated financial statements (continued)

	2022	2021	2020
	US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	154,175	148,792	144,501
Apu Coropuna S.R.L.	(84)	65	127
Minera La Zanja S.R.L.	—	20,064	26,121
S.M.R.L. Chaupiloma Dos de Cajamarca	—	1,284	1,648
	154,091	170,205	172,397
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	239	4,322	(12,895)
S.M.R.L. Chaupiloma Dos de Cajamarca	811	4,396	5,201
Minera La Zanja S.R.L.	(516)	(7,385)	(6,905)
Apu Coropuna S.R.L.	(149)	(62)	(22)
	385	1,271	(14,621)

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

Statements of financial position as of December 31, 2022:

	Sociedad
	Minera El
	Brocal	Apu Coropuna
	S.A.A.	S.R.L.
	US$(000)	US$(000)
Current assets	197,691	471
Non-current assets	470,539	—
Current liabilities	(167,718)	(11)
Non-current liabilities	(123,280)	(740)

Equity	377,232	(280)

Attributable to:
Shareholders of the Group	223,057	(196)
Non-controlling interests	154,175	(84)

	377,232	(280)

Notes to the consolidated financial statements (continued)

Statements of financial position as of December 31, 2021:

	Sociedad			S.M.R.L.
	Minera El	Apu		Chaupiloma
	Brocal	Coropuna	Minera La	Dos de
	S.A.A.	S.R.L.	Zanja S.R.L.	Cajamarca
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	190,658	556	84,953	4,604
Non-current assets	504,173	400	41,490	323
Current liabilities	(158,745)	—	(25,381)	(1,718)
Non-current liabilities	(168,774)	(740)	(61,150)	—

Equity	367,312	216	39,912	3,209

Attributable to:
Shareholders of the Group	218,520	151	19,848	1,925
Non-controlling interests	148,792	65	20,064	1,284

	367,312	216	39,912	3,209

Statements of profit or loss for the years 2022, 2021 and 2020:

	Sociedad			S.M.R.L.
	Minera El	Apu	Minera	Chaupiloma
	Brocal	Coropuna	La Zanja	Dos de
	S.A.A.	S.R.L.	S.R.L.	Cajamarca
	US$(000)	US$(000)	US$(000)	US$(000)
Year 2022 -
Revenues	400,994	—	19,364	1,381
Profit (loss) for the year	362	(496)	(11,646)	4,376
Attributable to non-controlling interests	239	(149)	(516)	(811)

Year 2021 -
Revenues	410,390	—	39,380	15,928
Profit (loss) for the year	10,562	(206)	(10,218)	10,989
Attributable to non-controlling interests	4,322	(62)	(7,385)	4,396

Year 2020 -
Revenues	255,275	—	33,033	18,638
Profit (loss) for the year	(31,541)	(44)	(14,712)	13,004
Attributable to non-controlling interests	(12,895)	(22)	(6,905)	5,201

Notes to the consolidated financial statements (continued)

Statements of cash flow for the years 2022, 2021 and 2020:

	Sociedad			S.M.R.L.
	Minera El	Apu	Minera	Chaupiloma
	Brocal	Coropuna	La Zanja	Dos de
	S.A.A.	S.R.L.	S.R.L.	Cajamarca
	US$(000)	US$(000)	US$(000)	US$(000)

Year 2022 -
Operating activities	77,223	(85)	—	—
Investing activities	(62,579)	—	—	—
Financing activities	(23,778)	—	—	—

	(9,134)	(85)	—	—

Year 2021 -
Operating activities	104,858	(1,227)	(50,647)	10,838
Investing activities	(37,618)	—	(998)	—
Financing activities	(57,176)	—	—	(11,900)

	10,064	(1,227)	(51,645)	(1,062)

Year 2020 -
Operating activities	53,304	(74)	(5,751)	13,738
Investing activities	(24,699)	—	(825)	—
Financing activities	(1,954)	—	—	(12,850)
	26,651	(74)	(6,576)	888

19.   Tax situation

(a)	Current tax regime -

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

Notes to the consolidated financial statements (continued)

(ii)

Rules were established for the accrual of income and expenses for tax purposes as of January 1, 2019. Until 2018, there was no regulatory definition of this concept, so in many cases the accounting standards were used for its interpretation.

(iii)

Through Legislative Decree No. 1424 published on September 13, 2018, modifications were introduced in the Income Tax Law on the limit on the deduction for interest expenses. Since 2021, net interest expenses will not be deductible in the part that exceeds 30% of the tax EBITDA of the previous fiscal year. It has been established that the amount of interest expenses that exceeds the amount of interest income, computable to determine net income, is considered net interest. Likewise, tax EBITDA is considered to be net income after compensation for losses plus net interest, depreciation and amortization. The net interest that cannot be deducted due to the application of this limit may be added to that corresponding to the four immediately following fiscal years. On December 30, 2021, the regulations were published through Supreme Decree No. 402-2021 establishing, among other points, that, in cases in which the taxpayer does not obtain net income in the taxable year or having obtained it, the amount of the losses of previous years compensable with that were equal to or greater, the tax EBITDA will be equal to the sum of the net interest, depreciation and amortization deducted in said year.

Through Legislative Decree No. 1488, published on May 10, 2020, a special depreciation regime was established, exceptionally and temporarily, for taxpayers of the General Income Tax Regime, the main aspects of which are the following:

-

As of fiscal year 2021, buildings and constructions acquired in fiscal years 2020 to 2022, will be depreciated applying an annual percentage of 20% until their total depreciation, provided that the following conditions are met:

(i)	Are totally affected by the production of third category taxable income.
(ii)

Construction would have started as of January 1, 2020. For these purposes, the beginning of construction is understood to be the moment when the building license or other document established by the Regulation is obtained and in the case of processing plants and other construction of processing concessions, when the construction authorization is obtained.

(iii)

Until December 31, 2022, the construction has a work progress of at least 80%. In the case of constructions that have not been completed until December 31, 2022, it is presumed that the work in progress to that date is less than 80%, unless the taxpayer proves otherwise. It is understood that the construction has been completed when the approval of the work or other document established by the Regulation has been obtained from the municipality and in the case of processing plants when the administrative act that approves the verification inspection of the construction of works has been obtained.

-

As of fiscal year 2021, assets acquired in fiscal years 2020 to 2021, affected by the production of taxable income, will be depreciated by applying the following annual percentages until they are fully depreciated:

-	Data processing equipment: 50%
-	Machinery and equipment: 20%
-	Land transport vehicle (except railways) with EURO IV, Tier II and EPA 2007 technology, used by authorized companies: 33.3%
-	Hybrid or electric land transport vehicle (except railways): 50%.

On December 27, 2021, Law 31380 was published in which Congress delegates to the Executive Branch the power to legislate for a period of 90 days on tax, financial and economic reactivation matters for a period of 90 calendar days.

(i)

Changes were made to the Tax Code in order to optimize the procedures that reduce litigation, demanding clarity in the petitions for challenging appeals, establishing new assumptions for the issuance of mandatory jurisprudence and avoiding the coexistence of procedures on the same matter with respect to the same taxpayer, among others.

(ii)

It is provided that the default interest corresponding to advances and payments on account not paid on time is applicable even when, after the maturity or determination of the main obligation, the base of the payment on account or the applicable coefficient has been modified or the system used for its determination, as a result of a tax declaration.

Notes to the consolidated financial statements (continued)

On March 31, 2020, Superintendence Resolution 066-2020/SUNAT was published, establishing new default interest rates in force as of April 1, 2020. Thus, the default interest rate in national currency went from 1.2% to 1% and in the case of foreign currency it went from 0.6% to 0.5%. Likewise, the interest rates for the return of undue or excessive payments in national currency went from 0.50% to 0.42%, while in foreign currency it went from 0.30% to 0.25%. In the case of the interest for return for withholding and/or perceptions not applied to the Value Added Tax (Impuesto General a las Ventas or IGV), it went from 1.2% to 1%.

Subsequently, on March 31, 2021, Superintendence Resolution 044-2021/SUNAT was published, establishing that the default interest rate in national currency goes from 1.0% to 0.9% per month, effective as of April 1, 2021. The other rates have not changed.

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax (VAT) returns for the following years are open to review by the Tax Authorities:

Years open to review by the
Entity	Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2018-2022
Compañía Minera Condesa S.A.	2017-2019,2021,2022
Compañía Minera Colquirrumi S.A.	2017-2022
Consorcio Energético de Huancavelica S.A.	2017-2022
Contacto Corredores de Seguros S.A.	2016-2022
El Molle Verde S.A.C.	2017-2022
Empresa de Generación Huanza S.A.	2017-2022
Inversiones Colquijirca S.A.	2017-2022
Minera La Zanja S.R.L.	2019-2022
Sociedad Minera El Brocal S.A.A.	2017-2022
S.M.R.L. Chaupiloma Dos de Cajamarca	2017-2022
Procesadora Industrial Río Seco S. A.	2017-2019,2021,2022
Apu Coropuna S.R.L.	2017-2022
Cerro Hablador S. A. C.	2017-2022
Minera Azola S. R. L.	2017-2022

As of the date of issuance of these consolidated financial statements, Buenaventura is being audited by the Tax Administration for income tax for the taxable year of 2018, for the year 2017 of the subsidiary Consorcio Energético de Huancavelica S.A., and Huanza for the year 2020. In adittion, Tax Administration is initiating the Buenaventura audit for the taxable year of 2019 and subsidiaries El Brocal for the taxable year of 2017, and La Zanja and Río Seco for the taxable year of 2021.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined.

The open tax process of the Group and its associates are described in note 31(d).

(c)	Tax-loss carryforwards -

As of December 2022 and 2021, the tax-loss carryforward determined by the Group amounts to approximately S/3,281,909,000 and S/3,124,358,000, respectively (equivalent to US$859,781,000 and US$781,480,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses against future net taxable income subject to an annual cap equivalent to 50% of net taxable income.

Notes to the consolidated financial statements (continued)

The Group recognized a deferred income tax asset related to the tax-loss carryforward of those entities where it is probable that a carryforward can be used to offset future taxable profits. See note 31.

(d)	Transfer pricing -
For purposes of determining its income tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. The tax administration can request this information based on analysis of the Group’s operations. The Group’s management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2022 and 2021.

20.   Sales

(a)

The Group’s sales are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Revenues by geographic region:
Metal and concentrates sales -
Peru	533,765	702,962	389,854
America - other than Peru	178,724	145,988	163,500
Asia	36,796	23,637	42,210
Europe	33,412	51,803	39,110
	782,697	924,390	634,674
Services -
Peru	22,095	20,936	20,173
America - other than Peru	127	96	92
Europe	—	20	20
	22,222	21,052	20,285
Royalties -
Peru	1,381	15,928	18,638

	806,300	961,370	673,597

Notes to the consolidated financial statements (continued)

Revenues by type of good or services:
Sales by metal -
Copper	367,278	340,522	181,311
Gold	299,747	262,676	229,590
Silver	157,923	316,930	230,498
Zinc	107,486	143,580	120,546
Lead	32,951	51,907	48,426
Manganese sulfate	361	4,976	4,051
Antimony	28	—	—
	965,774	1,120,591	814,422
Commercial deductions, note 2.4(q)	(183,077)	(196,201)	(179,748)
Sales of goods, note 20(b)	782,697	924,390	634,674
Sales of services, note 20(b)	22,222	21,052	20,285
Royalties income, note 20(b)	1,381	15,928	18,638
Total revenue from contracts with customers	806,300	961,370	673,597

Revenues by type of recognition:
Goods transferred at a point in time	782,697	924,390	634,674
Services transferred over time	22,222	21,052	20,285
Royalties at a point of time	1,381	15,928	18,638
	806,300	961,370	673,597

(b)	Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the consolidated statement of profit or loss:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Contracts with customers for sale of goods (a)	782,697	924,390	634,674
Hedge operations, note 34(a)	12,774	(51,952)	(6,464)
Adjustments to prior period liquidations	(920)	(5,137)	4,255
Fair value of accounts receivables	6,648	(3,831)	5,154
Sale of goods	801,199	863,470	637,619
Sale of services, note 20(a)	22,222	21,052	20,285
Royalty income, note 20(a)	1,381	15,928	18,638

	824,802	900,450	676,542

(c)	Performance obligations -

The performance obligation of the sale of goods is satisfied upon delivery of the goods and payment is generally due within 5 to 90 days from delivery. Performance obligation of services is satisfied over-time and payment is generally due upon completion and acceptance of service.

(d)	Concentration of sales -

In 2022, the 4 customers with sales of more than 10% of total sales represented 32, 23, 22 and 10 from the total sales of Group. In 2021, the four customers with sales of more than 10% of total sales represented 37%, 19%, 17% and 15% from the total sales of the Group (four customers with sales of more than 10% of total sales represented 26%, 23%, 16% and 15% during 2020). As of December 31, 2022, 71% of the accounts receivable correspond to these customers (68% as of December 31, 2021). These customers are related to the mining business.

Notes to the consolidated financial statements (continued)

The Group’s sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these customers have long-term sales contracts with the Group that guarantee supplying them the production from the Group’s mines.

21.   Cost of sales of goods and services, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	30,031	31,797	31,938

Cost of production
Services provided by third parties	185,028	224,979	143,652
Consumption of materials and supplies	94,929	107,908	70,942
Direct labor	67,704	75,099	62,885
Short-term and low-value leases	29,329	31,309	16,289
Electricity and water	21,510	17,657	36,504
Maintenance and repair	21,099	25,681	22,235
Insurance	16,118	16,091	12,036
Transport	13,528	17,449	12,234
Other	6,404	17,263	11,916
Provision (reversal) for impairment of finished goods and product in progress, note 8(c)	(1,071)	(5,471)	5,054
Total cost of production	454,578	527,965	393,747
Final balance of finished goods and products in process	(33,624)	(30,031)	(31,797)
Write – off of products in process	10,957	—	—
Final balance of finished goods and products in process, net of depreciation and amortization	(22,667)	(30,031)	(31,797)
Cost of sales of goods, without considering depreciation and amortization	461,942	529,731	393,888

(b)	The cost of services is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Services provided by third parties	1,681	594	189
Electricity and water	1,204	556	668
Insurances	134	46	81
Maintenance and repair	46	31	55
Consumption of materials and supplies	31	11	20
Transport	14	9	87
Short-term and low-value lease	3	—	6
Direct labor	—	—	371
Other minor cost of services	50	22	77
	3,163	1,269	1,554

Notes to the consolidated financial statements (continued)

22.   Unabsorbed cost due to production stoppage

This caption is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Services provided by third parties	7,608	19,214	8,373
Direct labor	6,505	3,418	11,075
Electricity and water	2,510	22	250
Mining easement	1,285	160	107
Short-term and low-value lease	1,180	668	1,394
Consumption of materials and supplies	1,155	781	2,817
Insurances	867	456	1,736
Maintenance and repair	330	275	498
Transport	301	87	291
Rights	214	—	100
Other	1,103	428	1,117

	23,058	25,509	27,758

During the year 2022 and 2021, the unabsorbed production costs of the mining units correspond to the stoppage of production of the Uchucchacua mining unit and Río Seco, see note 1(b).

During 2020, the unabsorbed production costs of the mining units correspond to the stoppage of the Group’s production as a result of the State of National Emergency and mandatory social isolation related to the COVID-19 pandemic, see note 1(f).

Notes to the consolidated financial statements (continued)

23.  Exploration in operating units

This caption is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	2,036	1,296	444

Cost of exploration in operating units
Services provided by third parties	51,912	45,437	20,406
Purchase of land	10,066	—	2,162
Direct labor	7,097	3,891	3,361
Short-term and low-value lease	5,016	2,641	766
Consumption of materials and supplies	4,502	3,839	1,426
Transport	470	108	12
Maintenance and repair	211	165	9
Electricity and water	72	834	471
Other	402	237	283
Total exploration in operating units	79,748	57,152	28,896
Final balance of finished goods and products in process	(1,408)	(2,036)	(1,296)
Write – off of products in process	420	—	—
Final balance of finished goods and products in process, net of depreciation and amortization	(988)	(2,036)	(1,296)
	80,796	56,412	28,044

As of December 31, 2022, 2021 and 2020, disbursements of exploration in operating amount to US$80.8 million, US$56.4 million and US$28.0 million, respectively, which are presented in the “Payments to suppliers and third parties, and other net” caption of the consolidated statements of cash flows.

24.  Mining royalties

This caption is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Sindicato minero de Orcopampa S.A., note 31(b)	11,053	6,970	6,180
Royalties paid to the Peruvian State	6,680	6,004	5,569
	17,733	12,974	11,749

Notes to the consolidated financial statements (continued)

25.  Administrative expenses

This caption is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Personnel expenses	32,697	32,209	34,500
Professional fees	10,920	12,393	10,517
Sundry charges	9,070	8,968	7,766
Board of Directors’ compensation	3,873	1,992	2,178
Depreciation and amortization	2,460	3,680	3,700
Short-term and low-value lease	1,554	294	611
Software licenses	1,420	1,723	1,731
Subscriptions and quotes	1,366	1,426	1,405
Insurance	1,302	1,748	1,272
Communications	825	854	973
Maintenance and repairs	546	546	579
Transport	525	278	255
Canons and tributes	447	369	318
Donations	251	607	708
Consumption of materials and supplies	242	398	393
Travel and mobility	230	100	153
Allowance for expected credit losses, note 7(i)	—	—	126
	67,728	67,585	67,185

26.  Selling expenses

This caption is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Transportation services	13,778	14,138	12,242
Canons and tributes	2,496	2,820	2,118
Shipping services and expenses	2,272	2,252	2,519
Personnel expenses	604	595	520
Laboratory analysis and tests	401	379	352
Other	671	643	782
	20,222	20,827	18,533

Notes to the consolidated financial statements (continued)

27.  Exploration in non-operating areas

This caption is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Services provided by third parties	6,324	4,742	3,326
Personnel expenses	2,898	2,748	1,705
Land	1,190	967	420
Short-term and low-value lease	917	612	327
Laboratory analysis and tests	862	508	225
Professional fees	557	439	1,538
Consumption of materials and supplies	467	251	201
Transport	173	191	89
Other	864	812	644
	14,252	11,270	8,475

During 2022, disbursements for exploration in non-operating areas amount to US$14.2 million (US$11.3 million and US$8.5 million in 2021 and 2020, respectively), which are presented in the “Payments to suppliers and third parties, and other net” caption of the consolidated statements of cash flows. Below is presented the detail of the main projects of exploration in non-operating areas:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Emperatriz	5,243	5,742	4,600
Marcapunta	4,008	1,383	86
Ccelloccasa	1,748	405	193
Projects - Management	1,464	1,441	957
General explorations 02	1,361	969	976
San Gabriel	282	1,010	—
Don Jorge	131	135	109
ADGEMINCO explorations	—	119	1,311
Other	15	66	243
	14,252	11,270	8,475

Notes to the consolidated financial statements (continued)

28.  Other, net

(a)	This caption is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Other income
Sale of supplies and merchandise to third parties	44,392	33,014	19,581
Reversal for impairment of spare parts and supplies, note 8(c)	22,394	17,266	15,762
Income from transfer of ownership of mining rights, note 1(d)	8,455	—	—
Income from previous years	3,218	2,505	475
Sale of services to third parties	2,277	10,473	5,626
Additional income from sale of investments	1,577	—	—
Insurance recovery	881	357	3
Sale of assets to third parties	791	685	1,356
Changes in provision for mine closure, note 15(b)	302	—	—
Changes in provision for environmental liabilities (c)	228	—	—
Income from dividends in other investments	205	3,350	—
Sale of supplies to related parties, note 32(a)	179	169	890
Insurance claim recovery (b)	—	2,358	4,381
Revenue from commercial claims	—	—	3,800
Sale of investment in subsidiary	—	—	250
Other	976	507	2,012
	85,875	70,684	54,136
Other expenses
Cost of sale of supplies and merchandise to third parties	(45,520)	(35,831)	(26,463)
Provision for impairment of spare parts and supplies, note 8(c)	(22,533)	(22,394)	(17,266)
Changes in provisions for exploration projects, note 15(b)	(13,631)	(2,030)	(642)
Cost of sale of services to third parties	(6,591)	(10,440)	(3,311)
Withdrawals and disposals of property, machinery and equipment, note 11(a)	(3,924)	(1,909)	(586)
Penalty of account receivable for tax claim, note 31(d)	(2,322)	—	—
Net loss on transfer of contractual trasnfer, note 1(e)	(2,000)	—	—
Fines and interest related to contingencies	(1,612)	—	—
Expenses from previous years	(1,296)	(1,520)	(1,402)
Administrative expenses	(569)	(977)	(245)
Personnel expenses	(379)	(5,645)	—
Allowance for expected credit losses, note 7(i)	(253)	(409)	(4)
Net cost of property, machinery and equipment to third parties, note 11(a)	(13)	(119)	(192)
Changes in environmental liabilities provision (c)	—	(15,533)	(124)
Disposal cost of sale of supplies and merchandise to related parties	—	(72)	(1,211)
Other	(317)	(3,065)	—
	(100,960)	(99,944)	(51,446)
	(15,085)	(29,260)	2,690

(b)	During 2022, there were no collections related to indemnity for the insurance claim.

For the year 2021, collections correspond to the income of the subsidiary El Brocal related to the indemnity for the insurance claim of US$2,358,000 as a result of the insurance compensation for the damage suffered by the act of vandalism, which occurred in December 2020. On September 3, 2021, the amount was fully collected.

Notes to the consolidated financial statements (continued)

For the year 2020, collections correspond to the indemnity for the insurance claim of US$4,381,000 as a result of the insurance compensation for the damage suffered by the fire in the electric motor of the 16x22 Dominium Mill located on the first plant that occurred in August 2019, which were collected as of December 31, 2020.

(c)

As of December 31, 2021, the subsidiary El Brocal updated its closure plan for environmental liabilities of Santa Bárbara and Delta Ulpamayo. For the preparation of the Santa Bárbara closure plan, the collaboration of a specialized external company was assigned. The total budget of both environmental liabilities is US$13,095,000, which has been discounted using a rate in a range of 4.772% to 5.755% over a period of 7 years, resulting in an updated liability amounting to US$11,460,000 (US$12,658,000 as of December 31, 2021).

Notes to the consolidated financial statements (continued)

29.   Finance costs and finance income

(a)	This caption is made up as follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Finance revenues:
Interest on time deposits	3,521	338	1,074
Interests on third party loans	449	203	355
Interest on loans to related parties, note 32(a)	94	89	114
Interest from financial instruments	74	114	—
Interest on tax claims	—	75	352
Other finance revenues	565	303	155
	4,703	1,122	2,050
Reversal of the amortized cost of the syndicated loan, note 16(g)	8,855	—	—
Unrealized change of the fair value related to contingent consideration liability (b)	813	4,382	—
Accrual of other account receivable	72	448	—
Financial obligations amortized costs, note 16(g)	—	—	361
Total finance revenues	14,443	5,952	2,411

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Finance costs:
Interest related to senior notes, note 16	31,771	13,343	—
Interest on borrowings and loans, note 16	10,865	17,166	23,178
Settlement of hedging financial instruments, note 34(c)	818	1,547	146
Tax on financial transactions	189	193	107
Interest on loans	26	43	55
Commissions for bond letters issued to SUNAT	—	12,124	—
Interest on commercial obligations	—	—	626
Other finance costs	—	—	37
	43,669	44,416	24,149
Accretion expense for mine closure and exploration projects, note 15(b)	5,070	5,598	6,672
Accrual of debt issuance costs, note 16(g)	2,820	885	976
Accrual of costs for bond issuance, note 16(g)	1,963	717	—
Amortized cost of financial obligations, note 16(g)	515	8,837	—
Accretion expense for leases related to rights in use, note 16(g)	99	176	180
Unrealized change of the fair value related to contingent consideration liability (b)	—	—	5,690
Other finance costs	—	—	155
	54,136	60,629	37,822

(b)	Contingent consideration -

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (Gold Fields) 51% of the voting shares of Canteras del Hallazgo S.A.C., which represent the whole interest of Gold Fields in the equity of such entity.

Through the merger with Canteras del Hallazgo S.A.C, the Group is the owner of the Chucapaca project, which is located in the Ichuña district, in the General Sanchez Cerro province, in the Moquegua department, Peru. According to previously performed studies, there is evidence of the existence of gold, silver, copper and antimony in the area, specifically in the Canahuire deposit.

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

As of December 31, 2022 and 2021, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2022 and 2021 reflects this assumption and changes in metal prices.

(b)	A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Beginning balance	17,718	22,100	16,410

Variation of the fair value in profit and loss	(813)	(4,382)	5,690
Ending balance	16,905	17,718	22,100

Significant unobservable valuation inputs are provided below:

	2022	2021

Annual average of future sales of mineral (US$000)	208,912	193,972
Useful life of mining properties	14	14
Pre-tax discount rate (%)	13.2	9.7

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Notes to the consolidated financial statements (continued)

30.   Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

				Credit (debit) to				Credit (debit) to
				consolidated				consolidated	Credit (debit) to
		Credit (debit) to	Credit (debit) to	statements of		Credit (debit) to	Credit (debit) to	statements	consolidated
	As of	consolidated	discontinued	other	As of	consolidated	discontinued	of changes	statements of other	As of
	January 1,	statement of profit	operations (note	comprehensive	December 31,	statement of profit	operations (note	in equity	comprehensive	December 31,
	2021	or loss	1(e))	income	2021	or loss	1(e))	(note 1(d))	income	2022
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset for income tax
Tax - loss carryforwards	158,513	28,368	—	—	186,881	16,450	—	(13,372)	—	189,959
Difference in depreciation and amortization rates	63,903	(11,406)	—	—	52,497	(9,705)	—	—	—	42,792
Provision for closure of mining units, net	14,200	16,151	—	—	30,351	(1,660)	—	—	—	28,691
Provision for impairment of value of inventory	7,299	1,709	—	—	9,008	(254)	—	—	—	8,754
Contingent consideration liability	6,512	(1,285)	—	—	5,227	(228)	—	—	—	4,999
Provision for bonuses to employees and officers	5,078	618			5,696	(2,724)	—	—	—	2,972
Impairment loss of long-lived assets provision	1,930	—	—	—	1,930	—	—	—	—	1,930
Contractors claims provisions	1,678	3,558	—	—	5,236	(4,100)	—	—	—	1,136
Provision for sale of investment in associate	—	—	50,444	—	50,444	—	(50,444)	—	—	—
Other	2,619	6,946	—	—	9,565	2,133	—	—	—	11,698
	261,732	44,659	50,444	—	356,835	(88)	(50,444)	(13,372)	—	292,931
Derivative financial instruments	5,440	—	—	(3,382)	2,058	—	—	—	(2,058)	—
	267,172	44,659	50,444	(3,382)	358,893	(88)	(50,444)	(13,372)	(2,058)	292,931
Deferred assets for mining royalties and special mining tax	—	—	—	—	—	51	—	—	—	51

Total deferred asset	267,172	44,659	50,444	(3,382)	358,893	(37)	(50,444)	(13,372)	(2,058)	292,982

Deferred liability for income tax
Effect of translation into U.S. dollars	(78,129)	(895)	(9,030)	—	(88,054)	20,153	9,030	—	—	(58,871)
Differences in amortization rates for development costs	(64,836)	558	—	—	(64,278)	(1,682)	—	—	—	(65,960)
Difference in depreciation and amortization rates	(47,035)	(2,078)	—	—	(49,113)	(10,509)	—	—	—	(59,622)
Fair value of mining concessions	(14,898)	—	—	—	(14,898)	—	—	—	—	(14,898)
Other	(26,369)	1,707	—	—	(24,662)	7,575	—	—	—	(17,087)
	(231,267)	(708)	(9,030)	—	(241,005)	15,537	9,030	—	—	(216,438)

Derivative financial instruments	—	—	—	—	—	—	—	—	(2,608)	(2,608)
	(231,267)	(708)	(9,030)	—	(241,005)	15,537	9,030	—	(2,608)	(219,046)
Deferred liability for mining royalties and special mining tax	(374)	95	—	—	(279)	92	—	—	—	(187)

Total deferred liability	(231,641)	(613)	(9,030)	—	(241,284)	15,629	9,030	—	(2,608)	(219,233)

Deferred income tax asset, net	35,531	44,046	41,414	(3,382)	117,609	15,592	(41,414)	(13,372)	(4,666)	73,749

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2022	2021
	US$(000)	US$(000)

Deferred income tax asset, net	106,170	164,351
Deferred income tax liability, net	(32,421)	(46,742)

	73,749	117,609

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2022, 2021 and 2020:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Income tax expense
Current	(12,091)	(13,128)	(8,446)
Deferred	15,449	43,951	(15,270)
	3,358	30,823	(23,716)
Mining Royalties and Special Mining Tax
Current	(3,542)	(7,247)	(1,478)
Deferred	143	95	(236)
	(3,399)	(7,152)	(1,714)

Total income tax	(41)	23,671	(25,430)

Notes to the consolidated financial statements (continued)

(d)	Below is a reconciliation of tax benefit (expense) and the accounting profit (loss) before income tax multiplied by the statutory tax rate for the years 2022, 2021 and 2020:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Profit (loss) before income tax	124,429	101,129	(58,099)
Profit (loss) from discontinued operations before income tax	564,708	(429,018)	(66,810)

Profit (loss) before income tax	689,137	(327,889)	(124,909)

Theoretical income tax benefit (expense)	(203,295)	96,727	36,848

Permanent items and others:
Investment in associate available for sale	83,192	(83,192)	(21,305)
Share in the results of associates and joint venture	52,000	70,933	18,497
Effect of translation into U.S. dollars	20,153	(895)	(31,853)
Foreign exchange difference of permanent items	(14,051)	(9,001)	(10,524)
Non-deductible expenses	(13,144)	2,048	(14,310)
Non-deductible work-in-process write - off	(4,839)	—	—
Income tax from previous years	(1,982)	—	—
Mining royalties and special mining tax	(837)	(3,253)	1,273
Non-deductible deferred tax for striping cost	—	(1,130)	(2,342)
Income tax income (expense)	(82,803)	72,237	(23,716)
Mining Royalties and Special Mining Tax	(3,399)	(7,152)	(1,714)
Total income tax	(86,202)	65,085	(25,430)

Income tax from continuing operations	(41)	23,671	(25,430)
Income tax from discontinued operations	(86,161)	41,414	—
	(86,202)	65,085	(25,430)

(e)

Related to the investment in associates, the Group has not recognized a deferred income tax asset of US$35.7 million as of December 31, 2022, originated by the difference between the financial and taxable basis of these investments (US$64.8 million as of December 31, 2021). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

31.  Commitments and contingencies

Commitments

(a)	Environmental -

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfilment of the investments, subject to the principles of protection, preservation and recovery of the environment.

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objective of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

Notes to the consolidated financial statements (continued)

The Groups considers that the recorded liability is sufficient to comply with the environmental regulations of Peru.

(b)	Leased concessions -

The Group pays 10% on the valued production of mineral obtained from the concessions leased by Sindicato Minero Orcopampa S.A. This concession is in force until the year 2043. See note 24.

Contingencies

(c)	Legal procedures -

Buenaventura -

The Group is a party to legal procedures that have arisen in the normal course of business. Nevertheless, in the opinion of Buenaventura’s Management, none of these procedures, individually or as a whole, could result in material contingencies for the Group’s consolidated financial statements.

The possible environmental, labor, safety, and communities’ contingencies amount to US$3.8 million and US$4.1 million as of December 31, 2022 and 2021, respectively. The possible tax contingencies amount to US$28.8 million and US$29.3 million as of December 31, 2022 and 2021, respectively, see note 31(d).

(d)	Open tax procedures –

Buenaventura –

During 2012 and 2014, the Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) reviewed the Company’s income tax for 2007 and 2008. As a result, SUNAT does not recognize certain tax deductions totaling S/1,056,310,000 (equivalent to US$276,440,000) for the year 2007 and S/1,530,985,000 (equivalent to US$400,781,000) for the year 2008. The main unrecognized deduction is the payment made for the removal of the price component of its commercial contracts for gold sales. In the opinion of management and its legal counsel, the objections are unfounded so Buenaventura expects to receive a favorable result in the initiated claim process.

In November 2018, the Tax Court resolved the initial appeal proceedings and did not recognize the deductions related to settlement of the contracts of physical deliveries and the related contractual obligation and considers that the payments correspond to an advance financial settlement of Contracts of Derivative Financial Instruments and that the Company would not have accredited the purpose of hedge and the risks covered. The Company’s management with the support of its legal advisers initiated various administrative and judicial actions to present their arguments and defend their rights related to the originally claimed deductions.

On November 10, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT corresponding to 2007 and 2008. With this ruling, on November 13, 2020, SUNAT notified the Company of the start of the compulsory collection of such taxes for S/1,567,297,000 (equivalent to US$410,287,000), composed of S/192,049,000 (equivalent to US$50,275,000) of income tax and S/1,375,248,000 (equivalent to US$360,013,000) of interest and penalties.

The Company made payments under protest during the months of November and December 2020 for S/72,065,000 (equivalent to US$18,925,000), which are recorded in the caption “Trade and other accounts receivable, net”, note 7(c). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

The Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/1,505,948,000 (equivalent to US$394,227,000), for which has been delivered, as a guarantee, letters of guarantee for the total amount plus 5% according to the tax requests for a total of S/1,580,126,000 (equivalent to US$413,646,000). The application was approved by SUNAT on January 5, 2021 and payments were schedule to begin in July 2021 considering a monthly interest rate according to the tax regulations of 0.8% per month until March 31, 2021 and 0.72% per month from April 1 onwards.

Notes to the consolidated financial statements (continued)

On July 30, 2021, the Company paid the full amount of the tax liability related to the 2007 and 2008 tax processes that were subject to deferment and installment. The total amount paid of S/1,584,227,000 (equivalent to US$416,026,000), which includes the updating of interest as of July 30, 2021 for S/78,279,000 (equivalent to US$20,492,000). As a result of this payment, SUNAT’s resolutions of deferment and installment of the tax amount have been rendered null and void and the letters of credit that were delivered as collateral for said liability have been returned to the Issuing Banks. The amount of S/1,579,716,000 (equivalent to US$414,841,000), net of tha part accepted by the Company, the account receivable has been recognized in the heading “Trade and other accounts receivable, net”, see note 7(c). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

On December 19, 2018, the Company with the support of its legal advisors filed contentious administrative lawsuits before the Judiciary regarding the controversy of taxable years 2007 and 2008.

On December 30, 2020, the Company was notified that the claim corresponding to fiscal year 2007 was declared unfounded by the Nineteenth Administrative Litigation Court with a Subspecialty in Tax and Customs Issues. On January 11, 2021, the Company with the support of its legal advisors filed an appeal against said judgment, which was submitted to the Superior Court.

On May 3, 2021, the Seventh Superior Chamber declared the First Instance Judgment null and void due to an evident lack of motivation and procedural consistency. On July 15, 2021, the new oral report was made before the Court of First Instance. On January 7, 2022, the new Judgment of the Court of First Instance was issued, again declaring the Company’s lawsuit as unfounded. According to the sponsoring lawyers, said ruling fails to comply with the mandate of the Seventh Chamber, again incurring grounds for annulment. On January 18, 2022, the appeal of the new sentence was filed.

On November 7, 2022, the Seventh Chamber declared the Company’s claim unfounded. On December 21, 2022, the Company and its sponsoring attorneys filed an appeal requesting the annulment of the ruling of the Seventh Chamber and ordering the issuance of a new ruling without violating the right to due motivation of judicial decisions and the principles of reasoned appreciation and joint assessment of the evidence. As of the date of issuance of this report, the appeal for cassation is pending and it has been submitted to the Supreme Court.

The lawsuit referring to fiscal year 2008 is pending resolution in the Twenty-Second Administrative Litigation Court.

During 2015, SUNAT reviewed the Company’s income tax for 2009 and 2010. As a result, they did not recognize Buenaventura declared tax deductions of S/76,023,000 (equivalent to US$19,901,000) and the compensation of tax losses of S/561,758,000 (equivalent to US$147,057,000). The main unrecognized deductions originally claimed by Buenaventura are: the non-deductibility of bonuses paid to contractors, a provision of doubtful accounts not accepted as an expense and income unduly deducted. The Company’s Management and its legal advisors consider that the objections made by SUNAT are unfounded, and therefore the claim and appeal processes have been initiated.

In December 2018, the Tax Court resolved the appeal files confirming reparations of S/66,623,000 (equivalent to US$17,441,000) related to the provision for collection of doubtful receivables as an expense and unfounded income unduly deducted and the compensation of tax losses from previous years. The Company’s management, with the support of its legal advisors, has initiated administrative and judicial actions to present its arguments and make its rights prevail.

In December 2019, SUNAT initiated actions of forced collection of interest and fines for the reliquidation that it has made of prepayments from January to December 2009 and January to February 2010. These are based on the 2007 and 2008 annual tax fiscal years, which were recalculated by SUNAT with the objections mentioned in the first and second paragraphs and which are questioned in the judicial process. On December 20, 2019, SUNAT executed the forced collection of S/120,262,000 (equivalent to US$31,581,000). In the opinion of the legal advisors of the Company, favorable results are expected to be obtained in the judicial process that has been initiated, therefore an account receivable have been recognized in the heading “Trade and other accounts receivable, net”, see note 7(c).

Notes to the consolidated financial statements (continued)

On December 4, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT for the year 2010. With this ruling, on December 11, 2020, SUNAT notified the Company of the initiation of the compulsory collection of the taxes for fiscal year 2010 totaling S/340,074,000 (equivalent to US$89,025,000).

The Company made payments under dispute in December 2020 for S/1,800,000 (equivalent to US$474,000) which are recorded in the caption “Trade and other receivables, net”, see note 7(c). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

On January 5, 2021, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/339,928,000 (equivalent to US$88,926,000), for which letters of guarantee for the total amount plus 5% according to the tax requests for a total of S/357,944,000 (equivalent to US$93,703,000). The application was approved by SUNAT on January 14, 2021 and payments began to be made in July 2021.

On July 30, 2021, the Company paid the full amount of the tax liability referring to fiscal year 2010, which was subject to deferral and installment. The total amount paid of S/356,691,000 (equivalent to US$93,669,000) which includes the updating of interest as of July 30, 2021 for S/16,762,000 (equivalent to US$4,388,000) recorded in the caption “Trade and other receivables, net”, see note 7(c). As a result of this payment, SUNAT’s resolutions of deferment and installment of the tax debt have been rendered null and void and the letters of credit that were delivered as collateral for said disputed tax assessment have been returned to the issuing banks.

On December 14, 2020, the Tax Court confirmed the reliquidation of the tax liability determined by SUNAT for fiscal year 2009. With this ruling, on December 17, 2020, SUNAT notified the Company of the initiation of the compulsory collection of the disputed amounts for fiscal year 2009 for S/202,614,000 (equivalent to US$53,207,000).

The Company made payments under protest in January 2021 for S/19,171,000 (equivalent to US$5,035,000) which are recorded in the caption “Trade and other receivables, net”, note 7(c).Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated with regards to this matter.

On January 14, 2021, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/184,922,000 (equivalent to US$48,409,000) for which has been delivered, as collateral, letters of credit for the total amount plus 5% according to the tax requests for a total of S/194,398,000 (equivalent to US$50,890,000). The application has been approved by SUNAT on January 27, 2021 and payments began to be made from July 2021.

On July 30, 2021, the Company paid the full amount of the disputed tax debt referring to fiscal year 2009, which was subject to deferral and installment. The total amount paid of S/193,398,000 (equivalent to US$50,787,000) which includes the updating of interest as of July 30, 2021 for S/8,477,000 (equivalent to US$2,226,000) recorded in the caption “Trade and other receivables, net”, see note 7(c). As a result of this payment, SUNAT’s resolutions of deferment and installment of the tax assessment have been rendered null and void and the letters of credit that were delivered as collateral for said amount have been returned to the Issuing Banks.

On March 5, 2019, the Company and its sponsoring attorneys have filed contentious-administrative lawsuits before the Judiciary regarding the Tax Court decisions on taxable years 2009 and 2010.

The lawsuit referring to the 2009 taxable year is pending resolution in the Twenty-Second Administrative Litigation Court.

Notes to the consolidated financial statements (continued)

On November 1, 2020, the Company was notified that the lawsuit corresponding to fiscal year 2010 filed before the Nineteenth Administrative Litigation Court with a Subspecialty in Tax and Customs Issues has been declared founded in relation to the unsupported income unduly deducted from taxable income. On November 9, 2020, the Company and its sponsoring attorneys filed a partial appeal against said judgment, which has been submitted to the Superior Court. On January 7, 2021, the Company was notified with the second instance judgment, issued by the Sixth Superior Chamber declaring the first instance judgment null ordering the Court to issue a new judgment. On January 21, 2021, the Company with the support of its legal advisors have presented the Appeal for Cassation that must be raised to the Supreme Court.

The Sixth Chamber has reserved the processing of the cassation appeal and has referred the file to the Nineteenth Court to issue a new ruling on the grounds that a part of the second instance judgment declared the first instance judgment null.

On the other hand, on March 4, 2019, the Tax Administration filed a contentious-administrative lawsuit against the end of the Tax Court Resolutions for the years 2009 and 2010 that raised the objections for bonuses paid to contractors; being that, with respect to the year 2010, the claim was declared well founded in first instance and subsequently said ruling was confirmed in second instance.

In purported compliance with the second instance judgment, on October 5, 2021, the Tax Court modified the ruling contained in its initial Resolution and ruled against the Company’s position for the bonuses paid to contractors in fiscal year 2010 for S/4,526,000 (equivalent to US$1,185,000). On January 19, 2022, the Company filed a contentious-administrative lawsuit against the new Resolution of the Tax Court, which is pending resolution. Likewise, the Company and its sponsoring lawyers filed an opposition brief that was declared admissible. On September 29, 2022, the Tax Court has correctly complied with the judicial mandate, annulling the objection for bonuses in the defendant end, the same one that has been objected by the Tax Administration. As of the date of issuance of this report, the file is pending resolution in the Twentieth Administrative Court.

The judicial process associated with the 2009 financial year related to contractor bonuses for S/4,695,000 (equivalent to US$1,229,000) is pending in the first instance.

During the year 2018, SUNAT audited the income tax declaration for 2014. As a result of this audit, SUNAT does not recognize certain of the Company’s deductions declared totaling S/94,898,000 (equivalent to US$24,842,000). The main disagreements are related to the non-deductibility of bonus paid to contractors, which also affects the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT.

On November 12, 2020, the Tax Court (last administrative instance) resolved the appeal, declaring founded, in part, the payment of bonuses to contractors and confirming the non-recognition of compensation for tax losses. The Company’s management with the support of its legal advisors are initiating administrative and judicial actions to present their arguments and make their rights prevail.

As of December 31, 2022, the total possible contingencies related to these audits amount to S/41,358,000 (equivalent to US$10,827,000) and S/39,590,000 (equivalent to US$10,364,000) as of December 31, 2021.

On February 15, 2021, the Company and its sponsoring lawyers have filed a contentious-administrative lawsuit before the Judicial Branch regarding the ruling of the Tax Court.

The lawsuit referring to the taxable year 2014 is pending resolution in the Nineteenth Contentious-Administrative Court.

During the year 2019, SUNAT reviewed the income tax of the year 2013. As a result, SUNAT did not recognize certain of Buenaventura’s declared tax deductions. The main assertions made by the SUNAT include the non-deductibility of bonuses paid to contractors, the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT.

Notes to the consolidated financial statements (continued)

On March 15, 2021, the Tax Court (last administrative instance) has resolved the appeal, declaring, in part, the payment of bonuses to contractors and confirming the lack of compensation for tax losses and use of balance in favor for a total of S/139,235,000 (equivalent to US$36,449,000). The Company’s Management with the support of its legal advisors have initiated administrative actions questioning the re-assessment of the tax debt and the recognition of balances in favor of the previous year. On December 16, 2022, the Tax Court has partially agreed with the Company and we are awaiting the new re-settlement of the tax debt by SUNAT.

As of December 31, 2022 the total possible contingencies related to these audits amount to S/57,909,000 (equivalent to US$15,160,000) and S/55,465,000 (equivalent to US$14,520,000) as of December 31, 2021.

On June 11, 2021, the Company and its sponsoring lawyers have filed a contentious-administrative lawsuit before the Judicial Branch regarding the ruling of the Tax Court.

On May 9, 2022, the Twentieth Administrative Court declared the Company’s claim unfounded. On May 16, 2022, with the support of the sponsoring attorneys, the Company has filed the appeal. On October 4, 2022, the Seventh Superior Chamber notified the sentence confirming the first instance ruling.

On October 18, 2022, the Company and its sponsoring lawyers filed an appeal and are waiting for the Fifth Transitory Chamber of Constitutional and Social Law of the Supreme Court to set a date for qualifying the appeal.

During the year 2022, the Tax Administration audited the income tax return for the year 2017. As a result of said audit, SUNAT does not recognize certain deductions by the Company totaling S/39,720,000 (equivalent to US$10,398,000) mainly for the non-recognition of investment in development costs and the non-recognition of the compensation of carry-over tax losses from previous years for S/127,929,000 (equivalent to US$33,489,000). In the opinion of Management and its legal advisors, these objections are not supported, so a favorable result is probable in the claim process that has been initiated.

Likewise, during the years 2021 and 2022, the Tax Administration has reviewed the declaration of transfer prices and the operations between related parties carried out in the tax year 2017. As a result of said examination, SUNAT does not recognize the Company declared deductions for services performed by related parties totaling S/3,341,000 (equivalent to US$875,000).

As a consequence of the aforementioned examination processes, the Tax Administration has charged a tax debt of S/17,493,000 (equivalent to US$4,579,000). Between December 23 and 28, 2022, the Company has paid the tax debt in order to avail itself of the benefit of the fine reduction, disbursing S/9,266,000 (equivalent to US$2,426,000). The amount referred to the unaccepted repairs of S/9,224,000 (equivalent to US$2,400,000) has been recorded under the heading “Trade accounts receivable and other accounts receivable”, see note 7(c) in the Company’s financial statements.

During the year 2019, SUNAT reviewed the income tax of the year 2014. As a result, SUNAT did not recognize Buenaventura’s declared tax deductions related to the deductibility of bonuses paid to contractors for S/2,067,000 (equivalent to US$541,000). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

On November 17, 2020, SUNAT has resolved the claim appeal, confirming the objections made in the inspection process. The Company has paid the tax amount of S/4,744,000 (equivalent to US$1,246,000) to reduce the amount of the fines that would otherwise be payable and has recorded in the caption “Trade and other accounts receivable, net”, see note 7(c), based on the opinion of its legal advisors who are of the opinion that there are sound arguments to obtain a favorable result in the appeal process that has been initiated before the Tax Court.

Notes to the consolidated financial statements (continued)

On July 23, 2021, the Tax Court (last administrative instance) has resolved the appeal declaring founded, in part, the claim for the repair of the tax credit for the bonuses paid to contractors and its impact on the carryover of the balance in favor of the exporter. Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

On December 10, 2021, SUNAT filed a lawsuit against the Resolution of the Tax Court in which it revoked the repair for bonds. The Company and its sponsoring lawyers believe that there are elements to obtain a favorable result in the judicial process.

Subsidiaries –

Sociedad Minera El Brocal S.A.A. –

On May 30, 2014, SUNAT issued tax and fines assessments related to the 2011 income tax of El Brocal. They do not recognize the deduction of the loss in derivative financial instruments, the expense in mining royalties and the expenses of feeding of third parties within the terms of law. El Brocal filed an appeal that is pending resolution to date. It should be noted that on June 18, 2014, El Brocal decided to pay under protest the income tax assessment of S/8,067,533 (equivalent to US$2,188,000) so it can have access to reduced fine. This payment has been recorded as part of account receivables in the caption “Trade and other accounts receivable, net”, see note 7(c).

On January 8, 2015, SUNAT notified El Brocal of a tax assessment for the 2012 income tax year related to deductions claimed by the subsidiary and rejected by SUNAT. As a result of the rejection of these deductions, SUNAT notified a tax assessment for income tax payments from January to December 2012, which amounts to S/4,030,000 (equivalent to US$2,108,000). El Brocal has filed an appeal to the Tax Court, which is pending resolution.

On June 14, 2017, SUNAT notified El Brocal of its determinations and fine resolutions as a result of the inspection procedure initiated for the 2013 income tax year where the balances in favor and the taxable tax loss are repaired. These resolutions were claimed without favorable results. On January 24, 2018, El Brocal filed the appeal before the Tax Court.

On May 13, 2019, the Tax Court notified El Brocal through Resolution No. 3062-3-2019 that its appeal of the taxable years 2011, 2012 and 2013 had been resolved to prohibit the deduction of the expense for food and confirmed the observations related to the deductibility of losses on derivative financial instruments and the expense associated with the payment of mining royalties of the 2011, 2012 and 2013 fiscal years.

As a result of the aforementioned resolution, the Tax Administration has notified the compliance resolutions re-assessing the income tax and the effects on payments on account for the years 2012 and 2013. El Brocal has filed an appeal before the Tax Court after which SUNAT will proceed to the reliquidation of the tax debt.

On August 9, 2019, El Brocal filed an administrative contentious lawsuit against the decision of the Tax Court since El Brocal had provided reliable documentation regarding the basis for the deductibility associated with the loss on derivative financial instruments and payment of mining royalties.

El Brocal’s lawsuit was declared unfounded in the first and second instance and on April 21, 2022, the appeal was filed. Through the Qualification Order dated June 27, 2022, the Supreme Court has declared the appeal filed inadmissible.

In 2022, El Brocal has recorded the amount of the tax debt paid in 2014 in the amount of S/8,333,000 (equivalent to US$2,188,000) and has been recorded as part of account receivables in the caption “Trade and other accounts receivable, net”, see note 7(c). It includes an amount S/4,044,000 (equivalent to US$1,062,000) correspond to income tax and are presented under the heading “Current income tax”, see note 30(b). Also the amount of S/4,289,000 (equivalent to US$1,126,000) correspond to the fine plus default interest and are presented under the heading “Other, net “, see note 28(a).

Notes to the consolidated financial statements (continued)

In addition, contingencies for the effects of prepayments of income tax for fiscal years 2012 and 2013 for S/4,922,000 (equivalent to US$1,289,000) have been recorded in results for the period. Said amount corresponds to fines plus default interest and is presented in the caption “Other, net”, see note 28(a).

On September 21, 2022, the Company and its sponsoring lawyers have filed an amparo claim against the Qualification Order to have it declared null and things are restored to the previous state and the appeal for cassation is ordered to be processed. In the opinion of the sponsoring lawyers, El Brocal has defense arguments to obtain a favorable result.

During 2019, SUNAT reviewed the tax return for El Brocal’s fiscal year 2015. As a result of this review, SUNAT communicated on December 31, 2019 its determination and resolutions where it questioned the depreciation rate of two tailings and the deduction of the development costs of the Smelter Project for a total S/13,930,000 (equivalent to US$3,647,000) determining a debt of S /3,412,000 (equivalent to US$893,000). Management of El Brocal and its legal advisors considered that the findings rendered by the SUNAT are not supported by the technical merits of the positions taken by the SUNAT and have started the claim process.

On January 27, 2020, El Brocal made a payment of the resolution in order to benefit from the fine reduction. The amount disbursed is S/1,456,000 (equivalent to US$382,000).

On December 18, 2020, SUNAT rejected El Brocal’s claim, leaving without effect the observation referring to the deduction of the development costs of the Tajo Smelter Project and has confirmed the deduction for the depreciation of the tailings dams for S/6,108,000 (equivalent to US$1,575,000). As a result, SUNAT has returned part of the fine of S/459,000 (equivalent to US$121,000) for which, as of December 31, 2021, a receivable is recognized of S/997,000 (equivalent to US$262,000), note 7(c). Management of El Brocal and its legal advisors consider that the remaining objection has no basis, and therefore on January 12, 2021 they have started the appeal process before the Tax Court.

During 2020, SUNAT reviewed the income tax return for the year 2014. As a result of this review, SUNAT notified El Brocal on December 30, 2020 of its determination Resolutions and the Fine where it questions the depreciation rate of two tailings dams, the deduction of the development costs of the Tajo Smelter Project and certain operating expenses for a total of S/16,582,000 (equivalent to US$4,341,000) determining an amount to be paid of S/10,902,000 (equivalent to US$2,854,000). El Brocal’s management and its legal advisors consider that the findings have no technical merit and have initiated the claim process.

On January 7, 2021, El Brocal paid the tax assessment under protest in order to benefit from a reduction of the fine. The amount disbursed of S/7,871,000 (equivalent to US$2,067,000) has been recorded in the caption “Trade and other accounts receivable, net”, see note 7(c).

On May 21, 2021, SUNAT rejected El Brocal’s claim, leaving without effect the observation referring to the deduction of the development costs of the Tajo Smelter Project and has confirmed the deduction for the depreciation of the tailings for S/6,018,000 (equivalent to to US$1,575,000) and operating expenses for S/5,384,000 (equivalent to US$1,410,000). As a consequence of said ruling, SUNAT has returned part of the fine for S/3,003,000 (equivalent to US$789,000), therefore, as of December 31, 2021, an account receivable has been registered, net of S/4,868,000 (equivalent to US$ 1,278,000), note 7(c). Management of El Brocal and its legal advisors consider that the SUNAT’s remaining findings are unfounded and the appeal process has begun before the Tax Court on June 11, 2021.

During the years 2021 and 2022, the Tax Administration reviewed the income tax return for the year 2016. As a consequence of said review, SUNAT has notified on August 31, 2022 the Determination and Fine Resolutions where it questions the depreciation rate of two tailing dams and the deduction of the development costs of the Tajo Smelter Project for a total of S/20,380,000 (equivalent to US$5,335,000) determining a decrease in the tax loss of El Brocal. The Management of El Brocal and its legal advisors consider that the objections are unfounded, which is why they have started the claim process.

Notes to the consolidated financial statements (continued)

Minera La Zanja S.R.L. -

During the years 2016, 2017 and 2018, SUNAT audited the income tax return for the years 2013 and 2015; as a result, SUNAT does not recognize deductions for payments of profit sharing of workers, payments for police protection, balance of profit sharing and the exchange difference associated with the provision for mine closures. On November 20, 2020, the Tax Court confirmed SUNAT’sposition associated with the profit sharing and the exchange difference for the provision for mine closure. As a result, on March 18, 2021, SUNAT has revised the imputed amount to be paid for the years 2013 and 2015 for S/3,438,000 (equivalent to US$900,000) that La Zanja has proceeded to pay.

The possible contingencies for the two deductions not recognized by SUNAT and the Tax Court amount to S/3,060,000 (equivalent to US$804,000). As mentioned in the previous paragraph, La Zanja has had to pay the corresponding debt under protest and it is recorded under the “Trade accounts receivable and other accounts receivable” caption, see note 7(c).

In the opinion of management of La Zanja and its legal advisors, the interpretation of the Tax Court on profit sharing and the exchange difference of the mine closure provision is unsupported, and on March 9, 2021, La Zanja initiated a contentious-administrative lawsuit that is pending resolution in the Twenty-First Court of Administrative Litigation with Tax Subspecialty of Lima.

During the year 2021, as a result of the review of the Affidavit of the year 2017, La Zanja has recognized tax contingencies related to the balance in favor of the income tax of the taxable year 2017 for the amount of S/1,124,000 (equivalent to US$294,000), since in the opinion of Management and its tax advisors this contingency is probable.

In the course of 2022, as a result of the review of the 2016 Affidavit, the Tax Administration has reliquidated and determined a lower tax paid in 2016 for S/4,288,000 (equivalent to US$1,123,000), as a result of the decrease in the balance in favor of fiscal year 2015 due to the repair of the exchange difference from the closure of mines in said fiscal year and which, updated with fines and interest, imputed a debt of S/11,215,000 (equivalent to US$2,936,000). The Management of La Zanja and its legal advisors consider that the objection has no basis, and therefore they have started the claim process.

On October 25, 2022, La Zanja has paid the imputed tax debt in order to benefit from the fine reduction. The disbursed amount of S/8,959,000 (equivalent to US$2,353,000) was recorded as a long-term account receivable in the financial statements.

During the year 2022, the Tax Administration has reviewed the income tax declaration for the year 2018. As a consequence of said review, on December 28, 2022, SUNAT has notified La Zanja via Determination Resolutions where it questions payments to two mining contractors totaling S/7,777,000 (equivalent to US$2,036,000), an operating expense of S/4,738,000 (equivalent to US$1,240,000) and the no recognition of the balance in favor of fiscal year 2017 of S/624,000 (equivalent to US$163,000), reducing the tax loss of financial year 2018 and the corresponding balance in favor. The Management of La Zanja and its legal advisors consider that the objections are unsupported, which is why the claim process began.

As a result of said review, La Zanja has recognized tax contingencies for the taxable year 2017 in the amount of S/1,598,000 (equivalent to US$418,000), given that in the opinion of La Zanja and of your tax advisors this contingency is probable.

Empresa de Generación Huanza S.A. -

During 2015, SUNAT audited the 2014 income tax return of the Company’s subsidiary Huanza. As a result, a portion of the depreciation of its fixed assets was not recognized for S/27,532,000 (equivalent to US$7,207,000). The possible contingency amounts to S/7,993,000 (equivalent to US$1,081,000) as of December 31, 2022 (S/7,532,000 equivalent to US$1,081,000as of December 31, 2021). In the opinion of Huanza’s management and of its legal advisors, this interpretation has no basis and therefore Huanza expects to obtain a favorable result in the appeal process that has begun.

On April 8, 2022, the Tax Court issued Resolution No. 01851-10-2022 partially lifting the questioning of SUNAT made in the inspection stage.

Notes to the consolidated financial statements (continued)

In December 2022, SUNAT has settled the tax debt and required the respective payment. On December 30, 2022, the Company has made the payment of the imputed tax debt updated with interest to that date for a total amount of S/6,090,000 (equivalent to US$1,600,000) without this meaning that it accepts the decision of the Court Fiscal.

In the opinion of the sponsoring lawyers, the Company should obtain a favorable result in the judicial process that it is going to file before the Judiciary within the Law term, for which the disbursement made has been recorded in the non-current portion of the item “Accounts receivable trade and other accounts receivable” in the Company’s financial statements, note 7(c).

Procesadora Industrial Río Seco S.A. -

The Customs Division of the SUNAT has determined an alleged omission in the payment of the General Sales Tax of S/1,815,000 (equivalent to US$475,000) in an import made in 2012 of certain equipment for the construction of Río Seco’s industrial plant. SUNAT supported its position that Río Seco should have included the amount of the consideration paid by Río Seco for the engineering services provided by its suppliers abroad in the customs value. In the opinion of management and its legal advisors, this observation is not substantiated and a favorable ruling is expected to be obtained in the complaint and appeal process.

On March 13, 2019, the Tax Court issued Resolution No. 0844-A-2019 that confirmed the observation of the Tax Administration.

On May 17, 2019, SUNAT initiated coercive collection actions for the tax amount assessed. Río Seco initiated several administrative and judicial actions to suspend the payment, without favorable results. During July to September 2019, Tax Administration executed the forced collection of the tax to be paid amounting to S/11,153,000 (equivalent to US$3,238,000). In the opinion of the legal advisors of Río Seco, a favorable result should be obtained in the judicial process that has been initiated, and therefore the amount paid has been recorded in the heading “Trade and other receivables, net”, see note 7(c).

On June 13, 2019, Río Seco has filed an administrative contentious lawsuit seeking to overturn the Tax Court’s Resolution affirming the Tax Administration’s objection.

During the year 2022, the Tax Administration has reviewed the income tax return for the year 2020. As a consequence of said review, SUNAT notified Rio Seco on November 30, 2022 via a Determination and Fine Resolutions that it is questioning certain deductions totaling S/ 16,618,000 (equivalent to US$4,350,000) mainly due to disallowing the recognition of a depreciation deduction for a part of its fixed assets totaling S/15,917,000 (equivalent to US$4,167,000) and determining a debt of S/2,882,000 (equivalent to US$754,000). The Management of Río Seco and its legal advisors consider that the objections are unfounded, and therefore the claim process has begun.

On December 28, 2022, Río Seco paid the tax debt under protest in order to benefit from the fine reduction. The disbursed amount of S/2,318,000 (equivalent to US$609,000) has been recorded under the caption “Trade accounts receivable and other accounts receivable”, see note 7(c).

Chaupiloma -

SUNAT has issued determination resolutions for fiscal years 2001, 2005, 2008, 2009, 2010, 2011 and 2013 challenging the recognition of the amortization of the investment in the mining concessions that was carried out according to the provisions of the Income Tax Law and that, according to SUNAT, said amortization should have been carried out according to the provisions of the General Mining Law applicable to the owners of mining activities. Deductions not recognized by SUNAT are S/10,500,000 (equivalent to US$2,749,000). In successive rulings, the Tax Court has confirmed that the amortization and deduction made by the Company has been carried out in accordance with the applicable law and has rendered the determination resolutions null. SUNAT has appealed to the Judiciary and has filed contentious-administrative lawsuits for the fiscal years 2008-2009, 2011 and 2013 to which Chaupiloma is responding. In the opinion of management and Chaupiloma’s legal advisors, it is expected that a favorable result will be obtained in the different judicial processes that are in process.

Notes to the consolidated financial statements (continued)

On June 11, 2021, the Tax Court resolved the audit file for fiscal years 2001-2005, ruling that the amortization taken for the year 2001 was not deductible because the concessions were not being exploited in said period. The Company has paid, under protest, the tax amount for 2001 of S/1,270,000 (equivalent to US$334,000), which has been recorded in the caption “Trade and other accounts receivable, net”, see note 7(c) since in the opinion of Chaupiloma’s management and its legal advisors expect a favorable result to be obtained through the legal proceedings that have been initiated.

On November 8, 2022, the Company obtained an unfavorable ruling in the last instance (Supreme Court) regarding the 2011 Income Tax. The Tax Administration is pending to re-settlement the debt associated with the file.

Associates -

Cerro Verde -

Mining Royalties

On June 23, 2004, Law N ° 28528 - Law of Mining Royalty was approved under which the owners of mining concessions had to be paid as financial compensation for the exploitation of metallic and non-metallic mineral resources. A mining royalty was determined applying rates that ranged between 1% and 3% on the value of the concentrate or its equivalent, according to the price quotation of the international market published by the Ministry of Energy and Mines. Based on the terms of an agreement signed in 1998 with the government of Peru, Cerro Verde determined that the payment of mining royalties was not applicable, because the new law was signed after the signing of the contract with the Peruvian Government. However, under the terms of its new guarantee contract, which became effective on January 1, 2014, Cerro Verde began to pay mining royalties and special mining tax for all its production based on Law No. 29788, which is calculated based on the operating profit with rates that fluctuate between 1% and 12%. The amount to be paid for the mining royalty will be the highest amount that results from calculating the result of applying the applicable tax rate on the quarterly operating profit (the rate is established based on the operating margin for the quarter) or 1% of revenues generated by sales made in the calendar quarter.

SUNAT has also assessed mining royalties on materials processed by Cerro Verde´s concentrator, which commenced operations in late 2006. These assessments cover the period December 2006 to December 2013. Cerro Verde contested each of these assessments because it believes that its 1998 stability agreement exempts it from royalties on all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. No assessments can be issued for years after 2013, as Cerro Verde began paying royalties on all of its production in January 2014 under its new 15 - year stability agreement.

Since 2017, Cerro Verde has recorded payments related to the contested tax observations for mining royalties and special tax on mining for the period from December 2006 to December 2013. Since 2014, Cerro Verde has recorded payments of S/2.9 billion (equivalent to US$791.9 million at payment exchange rate) for disputed assessments for the period from December 2006 to December 2013 through monthly fractionation programs, under which payments were completed in August 2021.

On February 2020, Cerro Verde began arbitration proceedings with the International Centre for Settlement of Investment Disputes (CIADI) and on October 19, 2021, Cerro Verde formally filed its arbitration claim. During the year 2022, the first hearings were held both for the responses of the Peruvian government and the replies by Cerro Verde. For the year 2023, the hearings will continue and a pronouncement of the arbitrator is expected to be rendered in 2024.

Notes to the consolidated financial statements (continued)

Other assessments received from SUNAT -

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty), including penalties and interest. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

		Penalty and
Year	Taxes	interest	Total
	US$(000)	US$(000)	US$(000)

2003 - 2005	8,684	39,366	48,050
2006	10,840	51,955	62,795
2007	11,579	22,102	33,681
2008	16,906	16,923	33,829
2009	56,000	51,604	107,604
2010	53,566	125,047	178,613
2011	40,802	66,506	107,308
2012	869	6,917	7,786
2013	48,402	65,849	114,251
2014	5,434	724	6,158
2015	2,986	23,205	26,191
2016	60,041	3,268	63,309
2017	4,815	2,920	7,735
	320,924	476,386	797,310

As of December 31, 2022, Cerro Verde has paid US$741.3 million about these disputed tax assessments. A reserve has been applied against these payments for a total of US$408.0 million resulting in a net account receivable of US$333.3 million (US$246.2 million as of December 31, 2021) which Cerro Verde expects will be recovered.

(e)	Letters of credit –

Letters of credit with regional governments and others -

In addition to the letters of credit related to the plans for the closure of mines and projects, mentioned in the note 15(b), the Group maintains letters of credit with regional governments and others for US$1,420,000 as of December 31, 2022 (US$1,291,000 as of December 31, 2021).

Notes to the consolidated financial statements (continued)

32.   Transactions with related companies and joint venture

(a)	The Group has carried out the following transactions with its related companies and joint venture in the years 2022, 2021 and 2020:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Associates -
Revenues from:
Energy	3,415	3,255	3,173
Royalties	1,381	15,928	18,638
Supplies, note 28(a)	179	169	890
Mineral	—	—	211

Purchase of:
Supplies	57	53	55

Services rendered to:
Administrative and Management services	816	802	672
Operation and maintenance services related to energy transmission	310	262	280
Services of energy transmission	183	153	320
Constructions services	—	8	72

Contributions granted and paid from:
Tinka Resources Ltd.	1,676	—	—

Dividends received and collected from:
Sociedad Minera Cerro Verde S.A.A.	78,338	137,091	—
Compañía Minera Coimolache S.A.	802	11,320	3,649
	79,140	148,411	3,649
Joint Venture -
Interest income:
Transportadora Callao S.A., note 29(a)	94	89	114

Non-controlling shareholders -
Dividends paid to:
Newmont Peru Limited - Sucursal del Perú	2,647	6,160	5,140

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2022	2021
	US$(000)	US$(000)

Trade and other receivables, note 7(a)
Minera Yanacocha S.R.L.	312	4,314
Compañía Minera Coimolache S.A.	55	312
	367	4,626
Other receivables, note 7(a)
Transportadora Callao S.A.	1,612	1,855
Compañía Minera Coimolache S.A.	1,025	443
Ferrocarril Central Andino S.A.	150	—
Banco Pichincha	55	—
	2,842	2,298
	3,209	6,924
Trade and other payables, note 14(a)
Compañía Minera Coimolache S.A.	163	113

Other payables, note 14(a)
Other minor
	20	14
	183	127

As of December 31, 2022 and 2021, there is no allowance for expected credit losses related to related parties accounts.

(c)	S.M.R.L. Chaupiloma Dos de Cajamarca -

Until February 7, 2022, Minera Yanacocha S.R.L. (hereinafter “Yanacocha”) paid the Group a 3% royalty based on quarterly production sold at current market prices, after deducting refinery and transportation costs in accordance with mining lease, amended and effective on January 1, 1994. As of that date, the subsidiary transferred all its mining concessions to Yanacocha, see note 1(d), receiving as consideration an amount similar to a percentage of Yanacocha’s sold production, as well as the production of future concessions.

(d)	Key officers -

As of December 31, 2022 and 2021, loans to employees, directors and key personnel amounts to US$1,000 and US$3,000, respectively, which are payable monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years ended 2022 and 2021 are presented below:

	2022	2021
	US$(000)	US$(000)

Accounts payable:
Bonus to officers	14,861	11,650
Directors’ remuneration	3,455	1,639
Salaries	933	847

Total	19,249	14,136

Payments:
Salaries	10,230	10,278
Directors’ remuneration	2,956	1,841
Total	13,186	12,119

Expenses:
Salaries	11,163	11,125
Directors’ remuneration	3,455	3,499
Total	14,618	14,624

(e)

The account receivable from Consorcio Transportadora Callao corresponds to the disbursements made between 2011 and 2013 by the subsidiary El Brocal in order to participate in the joint venture (see note 10(c)). This account receivable generates interest at an annual fixed rate of 5.82% and it is estimated that it will be collected from the year 2023.

33.    Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are the following:

-	Production and sale of minerals (mining units in operation).
-	Exploration and development projects.
-	Energy generation and transmission services.
-	Insurance brokerage.
-	Rental of mining concessions.
-	Holding of investment in shares.
-	Industrial activities.

The accounting policies used by the Group in reporting segments internally are the same as those contained in the notes of the consolidated financial statements.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. In addition, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities,which are managed independently.

Notes to the consolidated financial statements (continued)

Corporate information mainly includes the following:

In the segment information of profit or loss -

-

Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Orcopampa, Julcani and Tambomayo) and one temporarily suspended operation (Uchucchacua).

-	Exploration activities in non-operating areas, carried out directly by the Parent company and not by the consolidated separate legal entities.
-	Participation in subsidiaries and associate companies of the Company, which are accounted for using the equity method.

In the segment information of assets and liabilities -

-

Investments in Sociedad Minera Cerro Verde S.A.A. Tinka Resources Ltd. and Compañía Minera Coimolache S.A., associate companies that are directly owned by the Parent company and are accounted for using the equity method; see note 10 to the consolidated financial statements.

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

Adjustments and eliminations mainly include the following:

In the segment information of consolidated statements of profit or loss –

-

The elimination of any profit or loss of investments accounted for under the equity method and not consolidated by the Group corresponding to the associate companies: Sociedad Minera Cerro Verde S.A.A. Tinka Resources Ltd. and Compañía Minera Coimolache S.A.

-	The elimination of intercompany sales and cost of sales.
-	The elimination of any equity pickup profit or loss of the subsidiaries of the Parent company.

In the segment information of assets and liabilities –

-

The elimination of the assets and liabilities of the investments accounted for under the equity method and not consolidated, corresponding to the associate companies: Sociedad Minera Cerro Verde S.A.A., Tinka Resources Ltd. and Compañía Minera Coimolache S.A.

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

Refer to note 20(d) to the consolidated financial statements for information about major customers (representing more than 10% of the Group’s revenues). All non-current assets are located in Peru.

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Exploration and					Industrial			Compañía
	Uchucchacua						development	Energy		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	generation and	Insurance	mining	investment	(Temporary		Minera Cerro	Coimolache	Resources	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	suspension)	Corporate	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2022
Results:
Continuing operations
Operating income
Sales of goods	5,281	134,268	54,573	151,789	400,994	52,260	—	—	—	—	—	53,073	—	3,975,295	159,003	—	4,986,536	(4,185,337)	801,199
Sales of services	—	—	—	—	—	—	—	52,433	17,207	—	421	—	—	—	—	—	70,061	(47,839)	22,222
Royalty income	—	—	—	—	—	—	—	—	—	1,381	—	—	—	—	—	—	1,381	—	1,381
Total operating income	5,281	134,268	54,573	151,789	400,994	52,260	—	52,433	17,207	1,381	421	53,073	—	3,975,295	159,003	—	5,057,978	(4,233,176)	824,802

Operating costs
Cost of sales of goods, excluding depreciation and amortization	—	(58,108)	(30,215)	(76,214)	(267,997)	(49,903)	—	—	—	—	—	(52,122)	—	(2,367,767)	(114,513)	—	(3,016,839)	2,554,897	(461,942)
Unabsorbed cost due to production stoppage	(24,916)	—	—	—	—	—	—	—	—	—	—	(1,973)	—	—	—	—	(26,889)	3,831	(23,058)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(24,861)	—	—	—	—	—	—	—	—	(24,861)	21,698	(3,163)
Depreciation and amortization	(9,000)	(7,757)	(6,444)	(59,125)	(72,171)	(7,459)	—	(9,040)	—	—	—	(6,396)	—	—	(42,950)	—	(220,342)	43,561	(176,781)
Exploration in operating units	(32,592)	(11,594)	(6,747)	(9,980)	(16,671)	(3,212)	—	—	—	—	—	—	—	—	(8,967)	—	(89,763)	8,967	(80,796)
Mining royalties	(46)	(12,220)	(472)	(1,322)	(3,168)	(506)	—	—	—	—	—	—	—	—	(1,500)	—	(19,234)	1,501	(17,733)
Total operating costs	(66,554)	(89,679)	(43,878)	(146,641)	(360,007)	(61,080)	—	(33,901)	—	—	—	(60,491)	—	(2,367,767)	(167,930)	—	(3,397,928)	2,634,455	(763,473)
Gross profit (loss)	(61,273)	44,589	10,695	5,148	40,987	(8,820)	—	18,532	17,207	1,381	421	(7,418)	—	1,607,528	(8,927)	—	1,660,050	(1,598,721)	61,329

Operating expenses, net
Administrative expenses	(651)	(12,406)	(5,028)	(14,076)	(8,744)	(3,061)	(1,528)	(2,948)	(12,694)	(218)	(617)	(442)	(5,966)	—	(4,139)	(4,383)	(76,901)	9,173	(67,728)
Selling expenses	(3,634)	(560)	(389)	(5,126)	(9,649)	(179)	—	(770)	—	—	—	(177)	—	(157,373)	(1,018)	—	(178,875)	158,653	(20,222)
Exploration in non-operating areas	(15)	—	—	—	(4,008)	(5,243)	(282)	—	—	—	—	—	(4,737)	—	—	—	(14,285)	33	(14,252)
Reversal (provision) of contingencies and others	(44)	544	(1,776)	(228)	(1,706)	(353)	108	(440)	—	(98)	—	—	442	—	74	—	(3,477)	542	(2,935)
Impairment recovery (loss) of long-lived assets	—	—	—	—	—	—	—	—	—	—	—	19,874	—	—	—	—	19,874	—	19,874
Other, net	2,453	124	(793)	(815)	(7,777)	(7,374)	(931)	(196)	—	8,162	(2,472)	321	(6,090)	(23,933)	317	—	(39,004)	23,919	(15,085)
Total operating expenses, net	(1,891)	(12,298)	(7,986)	(20,245)	(31,884)	(16,210)	(2,633)	(4,354)	(12,694)	7,846	(3,089)	19,576	(16,351)	(181,306)	(4,766)	(4,383)	(292,668)	192,320	(100,348)

Operating income (loss)	(63,164)	32,291	2,709	(15,097)	9,103	(25,030)	(2,633)	14,178	4,513	9,227	(2,668)	12,158	(16,351)	1,426,222	(13,693)	(4,383)	1,367,382	(1,406,401)	(39,019)
Share in the results of associates and joint venture	—	—	—	—	(10)	—	—	7,008	—	—	4,756	—	164,823	—	—	—	176,577	(307)	176,270
Net gain (loss) from currency exchange difference	(290)	99	100	(11)	526	336	604	(207)	(45)	1	(693)	1,218	25,235	980	(51)	—	27,802	(931)	26,871
Finance income	12	2	4	4	879	614	11	394	—	5	308	54	12,226	17,235	1,961	—	33,709	(19,266)	14,443
Finance costs	(496)	(546)	(382)	(302)	(6,470)	(1,318)	(297)	(5,337)	(48)	(2)	(29)	(25)	(38,900)	(10,537)	(2,158)	—	(66,847)	12,711	(54,136)
Profit (loss) before income tax	(63,938)	31,846	2,431	(15,406)	4,028	(25,398)	(2,315)	16,036	4,420	9,231	1,674	13,405	147,033	1,433,900	(13,941)	(4,383)	1,538,623	(1,414,194)	124,429

Current income tax	(19)	(465)	(175)	(527)	(6,125)	(187)	—	(3,238)	(1,197)	(2,714)	1,289	—	(731)	(445,078)	(2,951)	—	(462,118)	446,485	(15,633)
Deferred income tax	—	—	—	—	2,459	(15,945)	—	805	11	—	(107)	3,208	25,128	(63,469)	8,524	—	(39,386)	54,978	15,592
Total income tax	(19)	(465)	(175)	(527)	(3,666)	(16,132)	—	(2,433)	(1,186)	(2,714)	1,182	3,208	24,397	(508,547)	5,573	—	(501,504)	501,463	(41)
Profit (loss) from continuing operations	(63,957)	31,381	2,256	(15,933)	362	(41,530)	(2,315)	13,603	3,234	6,517	2,856	16,613	171,430	925,353	(8,368)	(4,383)	1,037,119	(912,731)	124,388

Discontinued operations gain																			478,547

Profit for the year																			602,935

Total assets	127,479	62,083	34,131	197,550	668,230	79,038	496,198	377,679	14,436	3,306	231,820	74,266	3,047,322	7,993,863	365,585	63,461	13,836,447	(9,333,220)	4,503,227
Total liabilities	55,792	52,429	31,388	29,654	290,998	80,655	21,844	131,540	6,107	139	226	7,981	655,598	1,342,436	117,388	473	2,824,648	(1,484,362)	1,340,286
Other segment information
Investments in associates and joint venture	—	—	—	—	2,486	—	—	121,650	—	—	213,682	—	2,099,568	—	—	—	2,437,386	(916,409)	1,520,977
Acquisition of long-lived assets	32,000	3,584	1,559	3,175	62,593	1,719	46,459	1,487	25	—	3	265	500	—	—	—	153,369	(1,396)	151,973
Changes in estimates of mine closures plans	(3,107)	5,112	3,585	(856)	(11,322)	(8,705)	(6,576)	—	—	—	—	—	—	—	—	—	(21,869)	—	(21,869)

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Exploration and	Energy				Industrial			Compañía
	Uchucchacua						development	generation		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	and	Insurance	mining	investment	(Temporary		Minera Cerro	Coimolache	Resources	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	suspension)	Corporate	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2021
Results:
Continuing operations
Operating income
Sales of goods	79,375	89,567	56,065	181,021	410,390	39,380	—	—	—	—	—	47,024	—	4,199,448	215,481	—	5,317,751	(4,454,281)	863,470
Sales of services	—	—	—	—	—	—	—	53,083	15,651	—	551	13,876	—	—	—	—	83,161	(62,109)	21,052
Royalty income	—	—	—	—	—	—	—	—	—	15,928	—	—	—	—	—	—	15,928	—	15,928
Total operating income	79,375	89,567	56,065	181,021	410,390	39,380	—	53,083	15,651	15,928	551	60,900	—	4,199,448	215,481	—	5,416,840	(4,516,390)	900,450
Operating costs
Cost of sales of goods, excluding depreciation and amortization	(95,359)	(56,183)	(31,319)	(82,531)	(248,021)	(46,531)	—	—	—	—	—	(46,811)	—	(2,272,989)	(106,088)	—	(2,985,832)	2,456,101	(529,731)
Unabsorbed cost due to production stoppage	(25,326)	—	—	—	—	—	—	—	—	—	—	(1,050)	—	—	—	—	(26,376)	867	(25,509)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(20,781)	—	—	—	(3,940)	—	—	—	—	(24,721)	23,452	(1,269)
Depreciation and amortization	(14,083)	(8,409)	(6,849)	(63,638)	(68,830)	(5,449)	—	(8,995)	—	—	—	(11,569)	—	—	(43,698)	—	(231,520)	44,309	(187,211)
Exploration in operating units	(11,090)	(11,466)	(6,107)	(10,076)	(17,099)	(574)	—	—	—	—	—	—	—	—	(6,191)	—	(62,603)	6,191	(56,412)
Mining royalties	(998)	(7,636)	(599)	(1,712)	(1,626)	(403)	—	—	—	—	—	—	—	—	(529)	—	(13,503)	529	(12,974)
Total operating costs	(146,856)	(83,694)	(44,874)	(157,957)	(335,576)	(52,957)	—	(29,776)	—	—	—	(63,370)	—	(2,272,989)	(156,506)	—	(3,344,555)	2,531,449	(813,106)
Gross profit (loss)	(67,481)	5,873	11,191	23,064	74,814	(13,577)	—	23,307	15,651	15,928	551	(2,470)	—	1,926,459	58,975	—	2,072,285	(1,984,941)	87,344
Operating expenses, net
Administrative expenses	(6,758)	(7,649)	(4,737)	(15,382)	(7,229)	(2,932)	(1,447)	(2,942)	(11,796)	(242)	(1,687)	(1,102)	(4,534)	—	(3,718)	(5,692)	(77,847)	10,262	(67,585)
Selling expenses	(3,738)	(401)	(480)	(5,485)	(9,946)	(124)	—	(740)	—	—	—	(559)	—	—	(1,114)	—	(22,587)	1,760	(20,827)
Exploration in non-operating areas	(65)	—	—	—	(1,383)	(5,742)	(1,011)	—	—	—	—	—	(3,100)	—	—	—	(11,301)	31	(11,270)
Write –off of stripping activity asset	—	—	—	—	(6,763)	—	—	—	—	—	—	—	—	—	—	—	(6,763)	—	(6,763)
Reversal (provision) of contingencies and others	(1,291)	70	320	25	(356)	(1,029)	132	111	—	15	—	9	(436)	—	—	—	(2,430)	(257)	(2,687)
Impairment recovery (loss) of long-lived assets	—	—	—	—	—	4,964	—	—	—	—	—	(19,874)	—	—	—	—	(14,910)	—	(14,910)
Other, net	(7,865)	(501)	(844)	(4,797)	(12,571)	(44)	(371)	134	—	34	(44)	(82)	(80)	—	156	—	(26,875)	(2,385)	(29,260)
Total operating expenses, net	(19,717)	(8,481)	(5,741)	(25,639)	(38,248)	(4,907)	(2,697)	(3,437)	(11,796)	(193)	(1,731)	(21,608)	(8,150)	—	(4,676)	(5,692)	(162,713)	9,411	(153,302)
Operating income (loss)	(87,198)	(2,608)	5,450	(2,575)	36,566	(18,484)	(2,697)	19,870	3,855	15,735	(1,180)	(24,078)	(8,150)	1,926,459	54,299	(5,692)	1,909,572	(1,975,530)	(65,958)

Share in the results of associates and joint venture	—	—	—	—	36	—	—	20,525	(15)	—	(411,974)	—	236,593	—	—	—	(154,835)	395,285	240,450
Finance income	—	—	—	—	388	196	—	124	—	—	—	12	5,659	—	247	—	6,626	(674)	5,952
Finance costs	(431)	(493)	(484)	(270)	(7,126)	(1,361)	(238)	(4,731)	(52)	(2)	(1)	(98)	(45,719)	(28,775)	(2,613)	—	(92,394)	31,765	(60,629)
Net gain (loss) from currency exchange difference	(2,010)	(129)	(612)	(641)	(2,346)	(296)	(1,210)	(377)	397	(83)	(7)	(1,824)	(9,542)	29,493	(1,819)	—	8,994	(27,680)	(18,686)
Profit (loss) before income tax	(89,639)	(3,230)	4,354	(3,486)	27,518	(19,945)	(4,145)	35,411	4,185	15,650	(413,162)	(25,988)	178,841	1,927,177	50,114	(5,692)	1,677,963	(1,576,834)	101,129
Current income tax	(57)	(65)	(41)	(132)	(12,220)	—	—	(1,132)	(1,673)	(4,661)	(121)	(291)	—	(704,455)	(27,702)	—	(752,550)	732,175	(20,375)
Deferred income tax	—	—	—	—	(4,736)	4,212	—	6,824	70	—	—	(1,401)	38,987	(31,248)	(4,118)	—	8,590	35,456	44,046
Total income tax	(57)	(65)	(41)	(132)	(16,956)	4,212	—	5,692	(1,603)	(4,661)	(121)	(1,692)	38,987	(735,703)	(31,820)		(743,960)	767,631	23,671
Profit (loss) from continuing operations	(89,696)	(3,295)	4,313	(3,618)	10,562	(15,733)	(4,145)	41,103	2,582	10,989	(413,283)	(27,680)	217,828	1,191,474	18,294	(5,692)	934,003	(809,203)	124,800
Discontinued operations loss																			(387,604)
Loss for the year																			(262,804)
Total assets	111,885	47,734	30,449	264,521	694,831	121,681	442,335	385,626	19,152	4,927	261,803	63,551	3,016,730	8,124,564	414,986	59,128	14,063,903	(9,502,092)	4,561,811
Total liabilities	62,279	48,659	32,912	36,551	327,519	81,770	21,764	153,090	6,343	1,717	275,814	13,920	1,243,575	1,997,558	150,751	211	4,454,433	(2,431,153)	2,023,280
Other segment information
Investments in associates and joint venture	—	—	—	—	2,497	—	—	99,352	—	—	207,233	—	1,971,506	—	—	—	2,280,588	(858,293)	1,422,295
Acquisition of long-lived assets	16,109	2,983	2,362	3,935	37,649	999	22,513	754	139	—	—	1,744	1,122	—	—	—	90,309	—	90,309
Changes in estimates of mine closures plans	(517)	(390)	(108)	(308)	(1,410)	175	(679)	—	—	—	—	—	(35)	—	—	—	(3,272)	—	(3,272)

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Exploration and					Industrial			Compañía
	Uchucchacua						development	Energy		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	generation and	Insurance	mining	investment	(Temporary		Minera Cerro	Coimolache	Resources	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	suspension)	Corporate	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2020
Results:
Continuing operations
Operating income
Sales of goods	90,420	77,825	32,034	142,833	255,275	33,033	—	—	—	—	—	36,541	—	2,538,593	203,163	—	3,409,717	(2,772,098)	637,619
Sales of services	—	—	—	—	—	—	—	48,254	14,753	—	607	15,335	—	—	—	—	78,949	(58,664)	20,285
Royalty income	—	—	—	—	—	—	—	—	—	18,638	—	—	—	—	—	—	18,638	—	18,638
Total operating income	90,420	77,825	32,034	142,833	255,275	33,033	—	48,254	14,753	18,638	607	51,876	—	2,538,593	203,163	—	3,507,304	(2,830,762)	676,542
Operating costs
Cost of sales of goods, excluding depreciation and amortization	(100,097)	(37,139)	(16,679)	(64,107)	(170,148)	(31,978)	—	—	—	—	—	(38,607)	—	(1,939,262)	(91,089)	—	(2,546,139)	2,152,251	(393,888)
Unabsorbed cost due to production stoppage	(9,630)	(3,849)	(5,167)	(822)	(10,216)	(203)	—	—	—	—	—	(597)	—	—	—	—	(30,484)	2,726	(27,758)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(17,868)	—	—	—	(5,075)	—	—	—	—	(22,943)	21,389	(1,554)
Depreciation and amortization	(16,752)	(8,102)	(6,412)	(72,714)	(59,433)	(6,595)	—	(9,347)	—	—	—	(10,876)	—	—	(52,732)	—	(190,231)	611	(189,620)
Exploration in operating units	(6,731)	(5,198)	(3,167)	(7,157)	(5,790)	(1)	—	—	—	—	—	—	—	—	(3,586)	—	(28,044)	—	(28,044)
Mining royalties	(1,068)	(6,943)	(278)	(1,228)	(1,902)	(330)	—	—	—	—	—	—	—	—	(715)	—	(11,749)	—	(11,749)
Total operating costs	(134,278)	(61,231)	(31,703)	(146,028)	(247,489)	(39,107)	—	(27,215)	—	—	—	(55,155)	—	(1,939,262)	(148,122)	—	(2,829,590)	2,176,977	(652,613)
Gross profit (loss)	(43,858)	16,594	331	(3,195)	7,786	(6,074)	—	21,039	14,753	18,638	607	(3,279)	—	599,331	55,041	—	677,714	(653,785)	23,929
Operating expenses, net
Administrative expenses	(9,140)	(7,948)	(3,288)	(14,548)	(7,536)	(2,434)	(1,649)	(2,863)	(10,939)	(112)	(398)	(1,498)	(5,965)	—	(4,043)	(2,311)	(74,672)	7,487	(67,185)
Selling expenses	(3,806)	(436)	(438)	(3,862)	(9,070)	(104)	—	(784)	—	—	—	(687)	—	—	(1,290)	—	(20,477)	1,944	(18,533)
Write –off of stripping activity asset	—	—	—	—	(11,633)	—	—	—	—	—	—	—	—	—	—	—	(11,633)	—	(11,633)
Exploration in non-operating areas	(27)	—	—	—	(86)	(4,769)	—	—	—	—	—	—	(3,623)	—	—	—	(8,505)	30	(8,475)
Reversal (provision) of contingencies and others	28	(322)	(195)	10	(1,145)	173	33	501	—	—	—	9	(3,242)	—	—	—	(4,150)	—	(4,150)
Impairment recovery (loss) of long-lived assets	—	—	2,083	—	—	—	—	—	—	—	—	—	—	—	—	—	2,083	—	2,083
Other, net	2,776	(1,922)	(212)	(1,376)	4,547	(712)	(593)	796	—	63	(10)	989	1,186	—	188	—	5,720	(3,030)	2,690
Total operating expenses, net	(10,169)	(10,628)	(2,050)	(19,776)	(24,923)	(7,846)	(2,209)	(2,350)	(10,939)	(49)	(408)	(1,187)	(11,644)	—	(5,145)	(2,311)	(111,634)	6,431	(105,203)
Operating income (loss)	(54,027)	5,966	(1,719)	(22,971)	(17,137)	(13,920)	(2,209)	18,689	3,814	18,589	199	(4,466)	(11,644)	599,331	49,896	(2,311)	566,080	(647,354)	(81,274)
Share in the results of associates and joint venture	—	—	—	—	(253)	—	—	4,331	—	—	(67,018)	—	43,358	—	—	—	(19,582)	82,284	62,702
Finance income	—	—	—	—	257	780	1	1,622	27	9	—	38	1,405	2,350	411	—	6,900	(4,489)	2,411
Finance costs	(268)	(913)	(636)	(390)	(9,175)	(1,484)	(387)	(4,690)	(55)	(2)	(1)	(175)	(21,322)	(142,675)	(2,532)	—	(184,705)	146,883	(37,822)
Net gain (loss) from currency exchange difference	(72)	126	78	130	(404)	(306)	(808)	(402)	65	(49)	91	(984)	(1,576)	52,464	(1,267)	—	47,086	(51,202)	(4,116)
Profit (loss) before income tax	(54,367)	5,179	(2,277)	(23,231)	(26,712)	(14,930)	(3,403)	19,550	3,851	18,547	(66,729)	(5,587)	10,221	511,470	46,508	(2,311)	415,779	(473,878)	(58,099)
Current income tax	(60)	(55)	(16)	(93)	(1,483)	(17)	—	(780)	(1,475)	(5,543)	(177)	(171)	—	(236,926)	(24,801)	—	(271,597)	261,673	(9,924)
Deferred income tax	—	—	—	—	(3,346)	235	—	(9,388)	172	—	—	(347)	(2,888)	—	1,079	—	(14,483)	(1,023)	(15,506)
Total income tax	(60)	(55)	(16)	(93)	(4,829)	218	—	(10,168)	(1,303)	(5,543)	(177)	(518)	(2,888)	(236,926)	(23,722)	—	(286,080)	260,650	(25,430)
Profit (loss) from continuing operations	(54,427)	5,124	(2,293)	(23,324)	(31,541)	(14,712)	(3,403)	9,382	2,548	13,004	(66,906)	(6,105)	7,333	274,544	22,786	(2,311)	129,699	(213,228)	(83,529)
Discontinued operations loss																			(66,810)
Loss for the year																			(150,339)
Total assets	145,287	47,855	45,999	329,384	720,150	134,562	425,731	357,830	15,932	6,813	362,419	90,337	2,343,010	7,767,459	418,966	64,539	13,276,273	(9,296,656)	3,979,617
Total liabilities	62,024	46,787	34,431	38,923	366,705	78,916	22,695	166,396	5,569	2,694	340	13,025	410,197	2,132,131	150,463	876	3,532,172	(2,352,412)	1,179,760
Other segment information
Investments in associates and joint venture	—	—	—	—	2,374	—	—	94,117	—	—	159,529	—	2,040,598	—	—	—	2,296,618	(807,843)	1,488,775
Acquisition of long-lived assets	10,443	1,064	1,059	3,531	23,955	825	24,648	371	106	—	—	4,611	933	—	—	—	71,546	—	71,546
Changes in estimates of mine closures plans	11,745	5,042	771	1,186	2,437	9,569	808	—	—	—	—	—	—	—	—	—	31,558	—	31,558

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continuing operations follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Segment profit (loss)	1,037,119	934,003	129,699
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(912,602)	(1,204,076)	(295,019)
Elimination of intercompany sales	(98,879)	(101,460)	(89,006)
Elimination of cost of sales and operating expenses intercompany	98,879	101,460	89,593
Elimination of share in the results of subsidiaries and associates	(307)	395,285	82,284
Other	178	(412)	(1,080)
Consolidated profit (loss) from continuing operations	124,388	124,800	(83,529)

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Segment assets	13,836,447	14,063,903	13,276,273
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(8,422,909)	(8,598,678)	(8,250,964)
Elimination of the subsidiaries and associates of the Parent company	(920,601)	(914,940)	(1,005,368)
Elimination of intercompany receivables	(16,921)	(15,188)	(57,810)
Other	27,211	26,714	17,486
Consolidated assets	4,503,227	4,561,811	3,979,617

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Segment liabilities	2,824,648	4,454,433	3,532,172
Elimination of liabilities of equity accounted investees, not consolidated	(1,460,297)	(2,148,520)	(2,283,470)
Elimination of intercompany payables	(24,140)	(282,530)	(68,961)
Other	75	(103)	19
Consolidated liabilities	1,340,286	2,023,280	1,179,760

Notes to the consolidated financial statements (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

											Industrial
	Uchuchacua						Energy		Rental of	Holding of	activities	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	(Temporary	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2022
Revenues by type of customers:
Sales by customers -
External	5,052	134,158	50,652	152,537	385,731	1,220	—	—	—	—	53,347	782,697	—	782,697
Inter-segment	—	—	—	—	—	50,338	—	—	—	—	—	50,338	(50,338)	—
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -
External	—	—	—	—	—	—	5,015	17,207	—	—	—	22,222	—	22,222
Inter-segment	—	—	—	—	—	—	47,418	—	—	421	—	47,839	(47,839)	—
	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalties -
External	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300

Revenues by geographic region:
Metal and concentrates sales -
Peru	2,733	20,475	46,124	140,593	322,372	51,558	—	—	—	—	248	548,103	(50,338)	533,765
America - other than Peru	—	113,683	—	11,942	—	—	—	—	—	—	53,099	178,724	—	178,724
Europe	2,319	—	25	2	31,066	—	—	—	—	—	—	33,412	—	33,412
Asia	—	—	4,503	—	32,293	—	—	—	—	—	—	36,796	—	36,796
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -
Peru	—	—	—	—	—	—	52,433	17,080	—	421	—	69,934	(62,109)	20,936
America - other than Peru	—	—	—	—	—	—	—	127	—	—	—	127	—	127
Europe	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalties -
Peru	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300

Revenues by type of good or services:
Sales by metal -
Silver	8,363	755	51,232	32,269	62,951	2,218	—	—	—	—	2,245	160,033	(2,110)	157,923
Gold	—	134,200	28	84,003	29,326	51,908	—	—	—	—	50,888	350,353	(50,606)	299,747
Copper	—	—	516	—	366,762	—	—	—	—	—	—	367,278	—	367,278
Zinc	400	—	—	40,087	66,999	—	—	—	—	—	—	107,486	—	107,486
Lead	(55)	—	856	19,616	12,534	—	—	—	—	—	—	32,951	—	32,951
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	361	361	—	361
Antimony	—	—	28	—	—	—	—	—	—	—	—	28	—	28
	8,708	134,955	52,660	175,975	538,572	54,126	—	—	—	—	53,494	1,018,490	(52,716)	965,774
Commercial deductions	(3,656)	(797)	(2,008)	(23,438)	(152,841)	(2,568)	—	—	—	—	(147)	(185,455)	2,378	(183,077)
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalty income -	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300

Notes to the consolidated financial statements (continued)

											Industrial
	Uchucchacua						Energy		Rental of	Holding of	activities	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	(Temporary	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2022
Revenues by type of customers:
Sales by customers -
External	80,407	89,474	57,227	182,061	468,238	29	—	—	—	—	46,954	924,390	—	924,390
Inter-segment	—	—	—	—	—	39,227	—	—	—	—	—	39,227	(39,227)	—
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -
External	—	—	—	—	—	—	5,401	15,651	—	—	—	21,052	—	21,052
Inter-segment	—	—	—	—	—	—	47,682	—	—	551	13,876	62,109	(62,109)	—
	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalties -
External	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370
Revenues by geographic region:
Metal and concentrates sales -
Peru	69,378	6,794	43,031	161,629	420,098	39,254	—	—	—	—	2,005	742,189	(39,227)	702,962
America - other than Peru	—	82,680	—	19,602	—	2	—	—	—	—	43,704	145,988	—	145,988
Europe	10,795	—	14,196	830	24,737	—	—	—	—	—	1,245	51,803	—	51,803
Asia	234	—	—	—	23,403	—	—	—	—	—	—	23,637	—	23,637
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -
Peru	—	—	—	—	—	—	53,083	15,535	—	551	13,876	83,045	(62,109)	20,936
America - other than Peru	—	—	—	—	—	—	—	96	—	—	—	96	—	96
Europe	—	—	—	—	—	—	—	20	—	—	—	20	—	20
	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalties -
Peru	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370

Revenues by type of good or services:
Sales by metal -
Silver	86,988	358	60,596	38,978	126,979	2,504	—	—	—	—	2,986	319,389	(2,459)	316,930
Gold	19	89,426	371	112,182	21,570	38,854	—	—	—	—	39,103	301,525	(38,849)	262,676
Copper	—	—	140	—	340,382	—	—	—	—	—	—	340,522	—	340,522
Zinc	15,214	—	—	32,001	96,365	—	—	—	—	—	—	143,580	—	143,580
Lead	9,300	—	828	19,483	22,296	—	—	—	—	—	—	51,907	—	51,907
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	4,976	4,976	—	4,976
	111,521	89,784	61,935	202,644	607,592	41,358	—	—	—	—	47,065	1,161,899	(41,308)	1,120,591
Commercial deductions	(31,114)	(310)	(4,708)	(20,583)	(139,354)	(2,102)	—	—	—	—	(111)	(198,282)	2,081	(196,201)
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalty income -	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370

Notes to the consolidated financial statements (continued)

											Industrial
	Uchucchacua						Energy		Rental of	Holding of	activities	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	(Temporary	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2020
Revenues by type of customers:
Sales by customers -
External	91,007	77,907	31,663	143,233	251,974	2,554	—	—	—	—	36,336	634,674	—	634,674
Inter-segment	—	—	—	—	(160)	30,470	—	—	—	—	—	30,310	(30,310)	—
	91,007	77,907	31,663	143,233	251,814	33,024	—	—	—	—	36,336	664,984	(30,310)	634,674
Services -
External	—	—	—	—	—	—	5,532	14,753	—	—	—	20,285	—	20,285
Inter-segment	—	—	—	—	—	—	42,722	—	—	607	15,335	58,664	(58,664)	—
	—	—	—	—	—	—	48,254	14,753	—	607	15,335	78,949	(58,664)	20,285
Royalties -
External	—	—	—	—	—	—	—	—	18,638	—	—	18,638	—	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Revenues by geographic region:
Metal and concentrates sales -
Peru	77,077	7,097	3,238	81,058	216,481	32,886	—	—	—	—	2,327	420,164	(30,310)	389,854
America - other than Peru	—	70,810	—	60,273	—	138	—	—	—	—	32,279	163,500	—	163,500
Europe	11,503	—	28,425	552	—	—	—	—	—	—	1,730	42,210	—	42,210
Asia	2,427	—	—	1,350	35,333	—	—	—	—	—	—	39,110	—	39,110
	91,007	77,907	31,663	143,233	251,814	33,024	—	—	—	—	36,336	664,984	(30,310)	634,674
Services -
Peru	—	—	—	—	—	—	48,254	14,641	—	607	15,335	78,837	(58,664)	20,173
America - other than Peru	—	—	—	—	—	—	—	92	—	—	—	92	—	92
Europe	—	—	—	—	—	—	—	20	—	—	—	20	—	20
	—	—	—	—	—	—	48,254	14,753	—	607	15,335	78,949	(58,664)	20,285
Royalties -
Peru	—	—	—	—	—	—	—	—	18,638	—	—	18,638	—	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Revenues by type of good or services:
Sales by metal -
Silver	97,903	185	33,631	32,766	63,312	2,241	—	—	—	—	2,337	232,375	(1,877)	230,498
Gold	14	77,964	14	105,359	13,667	32,672	—	—	—	—	30,023	259,713	(30,123)	229,590
Copper	—	—	48	—	181,007	—	—	—	—	—	—	181,055	256	181,311
Zinc	8,356	—	—	9,513	102,677	—	—	—	—	—	—	120,546	—	120,546
Lead	6,760	—	529	10,688	30,449	—	—	—	—	—	—	48,426	—	48,426
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	4,051	4,051	—	4,051
	113,033	78,149	34,222	158,326	391,112	34,913	—	—	—	—	36,411	846,166	(31,744)	814,422
Commercial deductions	(22,026)	(242)	(2,559)	(15,093)	(139,298)	(1,889)	—	—	—	—	(75)	(181,182)	1,434	(179,748)
	91,007	77,907	31,663	143,233	251,814	33,024	—	—	—	—	36,336	664,984	(30,310)	634,674
Services -	—	—	—	—	—	—	48,254	14,753	—	607	15,335	78,949	(58,664)	20,285
Royalty income -	—	—	—	—	—	—	—	—	18,638	—	—	18,638	—	18,638
	91,007	77,907	31,663	143,233	251,814	33,024	48,254	14,753	18,638	607	51,671	762,571	(88,974)	673,597

Notes to the consolidated financial statements (continued)

34.         Derivative financial instruments

(a)	This caption is made up as follows:

	2022	2021
	US$(000)	US$(000)
Copper and Zinc prices hedge (b)	8,839	(6,332)
Interest rate hedge (c)	—	(644)
	8,839	(6,976)

(b)	Copper and Zinc price hedges -

The volatility of copper prices during 2022 and 2021 has caused management to enter into forward contracts. These 2022 and 2021 contracts are intended to reduce the volatility of the cash flows attributable to the fluctuations in copper and zinc prices in accordance with existing copper concentrate sales commitments, which are related to 50% of the annual production of copper and 25% of the production of two years of zinc, according to the risk strategy approved by the Board of Directors.

During 2022, 2021 and 2020, the effect of hedge derivative financial instruments in profit or loss was a gain of US$12,774,000, loss of US$51,952,000, and loss of US$6,464,000, respectively (and it is show in the “Sales of goods” caption, note 20(b)).

The balance receivable of US$2.5 million as of December 31, 2022 is shown in the “Trade and other receivables” caption, note 4(a), while, as of December 31, 2021, it represented a balance payable of US$1.2 million shown in the “Trade and other payables” caption.

The table below presents the composition of open transactions designated as hedging derivative financial instruments as of December 31, 2022:

			Quotations
Quotation period	Concentrate	Metric tons	Fixed	Futures	Fair value
			US$/DMT(*)	US$/DMT(*)	US$(000)
January 2023	Copper	2,000	10,185	8,344	4,332
February 2023	Copper	1,500	10,109	8,350	1,867
March 2023	Copper	1,500	10,153	8,353	2,640
		5,000			8,839

(*) DMT= Dry metric tonne.

Notes to the consolidated financial statements (continued)

The table below presents the composition of open transactions designated as hedging derivative financial instruments as of December 31, 2021:

			Quotations
Quotation period	Concentrate	Metric tons	Fixed	Futures	Fair value
			US$/DMT(*)	US$ DMT(*)	US$(000)
January 2022	Copper	3,250	9,405	9,748	(1,112)
January 2022	Zinc	500	3,450	9,748	(65)
February 2022	Copper	2,000	9,444	9,740	(591)
March 2022	Copper	2,000	9,525	9,732	(413)
April 2022	Copper	2,700	9,103	9,719	(1,661)
May 2022	Copper	3,050	9,175	9,701	(1,601)
June 2022	Copper	1,000	9,425	9,686	(260)
July 2022	Copper	3,000	9,442	9,676	(701)
October 2022	Copper	1,500	9,762	9,631	196
December 2022	Copper	1,000	9,475	9,600	(124)
		20,000			(6,332)

(*) DMT= Dry metric tonne.

Changes in “Hedge derivative financial instruments” is included in “unrealized gain (loss) on hedge derivative financial instruments of copper and zinc prices hedge” in the consolidated statements of other comprehensive income. For the year 2022, 2021 and 2020, the Group recorded an unrealized gain of US$15,171,000, unrealized gain of US$9,472,000 and unrealized loss of US$15,804,000, respectively (unrealized gain of US$10,696,000, unrealized gain of US$6,678,000 and unrealized loss of US$11,142,000 net of income tax, respectively).

(c)	Interest rate hedge -

In order to mitigate the exposure to the risk of changes in the interest rate related to its financial obligations, on April 2, 2020, the Company’s management decided to enter into forward contracts in relation to three-month LIBOR with BBVA Banco Continental, Banco de Credito del Peru, Banco Internacional del Peru and Itaú, which are designated as cash flow hedges.

As of December 31, 2022, the Company did not have hedginge derivative instruments. The following is the composition of the operations to be settled that are part of the liability for hedging derivative instrument as of December 31, 2021:

		LIBOR three months
Maturity	Amount	Fixed	Forwards	Fair value
	US$(000)			US$(000)
October 2022	81,666	2.632%	2.06% - 2.14%	(191)
October 2022	74,167	2.632%	2.06% - 2.14%	(174)
October 2022	74,167	0.732%	0.16% - 0.24%	(174)
July 2022	45,000	2.632%	2.06% - 2.14%	(105)
	275,000			(644)

For the years 2022, 2021 and 2020, the effect on results was a gain of US$818,000, a loss of US$1,547,000 and a loss of US$146,000, respectively and is presented in the caption of “Financial costs” see note 29(a).

Changes in “Hedge derivative financial instruments” is included in “Unrealized gain (loss) on hedge derivative financial instruments of interest rate hedge, net of income tax” in consolidated statements of other comprehensive income. For the years 2022, 2021 and 2020, the Company recorded an unrealized gain of US$644,000, unrealized gain of US$1,991,000 and unrealized loss of US$2,635,000, respectively (unrealized gain of US$454,000, unrealized gain of US$1,404,000 and unrealized loss of US$1,858,000 net of income tax, respectively).

Notes to the consolidated financial statements (continued)

35.         Financial - risk management objectives and policies

The Group’s principal financial liabilities, other than derivatives, are comprised of trade accounts and other payables, and financial obligations. The main purpose of these financial instruments is to finance the Group’s operations. The Group’s principal financial assets include cash and cash equivalents and trade and other receivables that derive directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s management oversees the management of these risks. A committee that advises on financial risks supports it. This committee provides assurance to management that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. All derivative activities for risk management purposes are carried out by internal specialists that have the appropriate skills, experience and supervision.

There were no changes in the objectives, policies or processes during the years ended December 31, 2022, 2021 and 2020.

The Board of Directors reviews and approves policies for managing each of these risks, which are described below:

(a)	Market risk -

Market risk is the risk that the fair value of the future cash flows from financial instruments will fluctuate because of changes in market prices. Market risks that apply to the Group comprise four types of risk: exchange rate risk, commodity risk, interest rate risk and other pricing, such as the riskof movements in the stock price. Financial instruments affected by market risks include time deposits, financial obligations, embedded derivatives and derivative financial instruments.

The sensitivity analyses in this section relate to the positions as of December 31, 2022 and 2021 and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

Excluding loans in soles, management maintains smaller amounts in soles in order to cover its needs in this currency (primarily payment of taxes).

Notes to the consolidated financial statements (continued)

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	increase/decrease	before income tax
		US$(000)
2022
Exchange rate	10%	58,032
Exchange rate	(10)%	(58,032)

2021
Exchange rate	10%	56,122
Exchange rate	(10)%	(56,122)

2020
Exchange rate	10%	7,591
Exchange rate	(10)%	(7,083)

(a.2)       Commodity price risk

The Group is affected by the price volatility of the commodities it mines. The price of mineral sold by the Group has fluctuated historically and is affected by numerous factors beyond its control.

The Group manages its commodity price risk primarily using sales commitments in customer contracts and hedge contracts for the metals sold by the subsidiary El Brocal.

The Company’s subsidiary El Brocal entered into derivative contracts that qualified as cash flow hedges, with the intention of mitigating the risk resulting from the decrease in the prices of its minerals. These derivative contracts are recorded as assets or liabilities in the consolidated statements of financial position, see note 14, and are stated at fair value. To the extent that these hedges were effective in offsetting future cash flows from the sale of the related production, changes in fair value are deferred in an equity account under “Other comprehensive income (loss)”. The amounts included temporarily in other comprehensive income (loss) are reclassified to the “Sales of goods” caption when the related minerals are sold. See note 34(a) and note 20(b).

(a.3)       Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates to the Groups’ long-term financial obligations with floating interest rates.

Notes to the consolidated financial statements (continued)

A table showing the effect in profit or loss of the variations of interest rates:

		Effect on profit
	Increase/decrease of	(loss) before
	LIBOR	income tax
	(percentage rates)	US$(000)
2022
Interest rate	10%	(1,315)
Interest rate	(10)%	1,315

2021
Interest rate	10%	(1,414)
Interest rate	(10)%	1,414

2020
Interest rate	10%	(81)
Interest rate	(10)%	81

(b)	Credit risk -

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivable) and from its financing activities, including deposits with banks and other financial instruments.

The Group invests its excess cash in leading financial institutions, sets conservative credit policies and constantly evaluates the market conditions in which it operates. Trade accounts receivable are denominated in U.S. dollars. The Group’s sales are made to domestic and foreign customers. See concentration of spot sales in note 20(b). An impairment analysis is performed on an individual basis.

Credit risk is limited to the carrying amount of the financial assets to the date of consolidated statements of financial position, which is composed of cash and cash equivalents, trade and other receivables and derivative financial instruments.

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables:

		Days past due
	Current	< 30 days	30 – 90 days	> 90 days	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2022 -
Trade receivables	146,070	—	—	22,276	168,346
Other receivables	749,456	—	—	4,106	753,562
	895,526	—	—	26,382	921,908
Expected credit loss rate	0%	0%	0%	100%	—
Expected credit loss	—	—	—	(26,382)	(26,382)

As of December 31, 2021 -
Trade receivables	149,394	—	—	22,276	171,670
Other receivables	726,870	—	—	8,621	735,491
	876,264	—	—	30,897	907,161
Expected credit loss rate	0%	0%	0%	100%	—
Expected credit loss	—	—	—	(30,897)	(30,897)

Notes to the consolidated financial statements (continued)

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources. The Group believes that it maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit from leading financial entities.

The Group continually monitors its liquidity risk based on cash flow projections.

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

				More than 5
	Less than	Between 1	Between 2	years	Total
	1 year	and 2 years	and 5 years	( 2028 and
	(2023)	(2024)	(2025 to 2027)	thereafter)
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2022-
Bank loans – capital	—	—	—	—	—
Bank loans – interest	—	—	—	—	—
Trade and other payables	240,737	—	—	—	240,737
Financial obligation – capital	31,034	104,159	598,568	—	733,761
Financial obligation – interest	39,256	45,770	64,279	—	149,305
Lease – capital	3,638	2,282	2,794	4,238	12,952
Lease – interest	42	18	242	1,136	1,438
Hedge derivative financial instruments	—	—	—	—	—
Contingent consideration liability	—	—	11,937	31,934	43,871

	314,707	152,229	677,820	37,308	1,182,064

As of December 31, 2021 -
Bank loans – capital	50,000	—	—	—	50,000
Bank loans – interest	820	—	—	—	820
Trade and other payables	248,033	—	—	—	248,033
Financial obligation – capital	175,620	106,784	774,102	—	1,056,506
Financial obligation – interest	43,313	40,803	99,634	—	183,750
Lease – capital	3,906	1,822	51	—	5,779
Lease – interest	74	95	—	—	169
Hedge derivative financial instruments	6,976	—	—	—	6,976
Contingent consideration liability	—	—	7,032	33,702	40,734

	528,742	149,504	880,819	33,702	1,592,767

(d)	Capital management -

For purposes of the Group’s capital management, capital is based on all equity accounts. The objective of capital management is to maximize shareholder value.

The Group manages its capital structure and makes adjustments to meet changing economic market conditions. The Group’s policy is to fund all projects of short and long term with their own operating resources. To maintain or adjust the capital structure, the Group may change the policy of paying dividends to shareholders, return capital to shareholders or issue new shares.

Notes to the consolidated financial statements (continued)

No changes were made in the objectives, policies or processes for managing capital during the years 2022 and 2021.

36.         Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
		Quoted prices
		in active	Observable	Unobservable
	Carrying	markets	inputs	inputs
	value	(Level 1)	(Level 2)	(Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2022-
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	129,567	—	129,567	—
Contingent consideration liability	16,905	—	16,905	—
Hedge instruments asset	8,839	—	8,839	—

Fair value of liabilities at amortized cost:
Bank loans	—	—	—	—
Financial obligations	672,110	—	672,110	—

As of December 31, 2021 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	133,977	—	133,977	—
Contingent consideration liability	17,718	—	—	17,718
Hedge instruments liability	6,976	—	6,976	—

Fair value of liabilities at amortized cost:
Bank loans	50,000	—	50,000	—
Financial obligations	1,059,236	—	1,059,236	—

Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities such as cash and cash equivalents, trade and other receivables, trade and other payables that are liquid or have short-term maturities (less than three months), it is estimated that their book value is similar to their fair value. The Group’s derivative financial instruments are recorded at their fair value.

The fair value of accounts receivable is determined using valuation techniques with information directly observable in the market (future metal quotations).

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

Based on the foregoing, there are no important existing differences between the book value and the fair value of the assets and financial liabilities as of December 31, 2022 and 2021. There were no transfers between Level 1and Level 2 during 2022 and 2021.

Notes to the consolidated financial statements (continued)

Fair value measurements using significant unobservable inputs (level 3) –

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value as of
	December 31,	Unobservable		Relationship of unobservable
Description	2022	inputs	Range of inputs	inputs to fair value
Contingent consideration liability	16,905	Rate before tax	11.72%	A change in the discount rate by 10% (rate 11.72%) higher/lower, the fair value would increase/decrease in US$1.5 million.
		Expected revenues annual average (US$000)	208,912	If expected sales change by 10% higher/lower, the fair value would increase/decrease in US$1.7 million.

37.         Events after the reporting period

No significant events were identified, in addition to those mentioned in note 1(g) and 17(d), that have occurred between the reporting period and the issuance date of the financial statements that must be disclosed.

In accordance with International Financial Reporting Standards - IFRS, the accompanying financial statements were prepared based on the conditions existing as of December 31, 2022 and considering those events that occurred after that date that provided evidence of conditions that existed at the end of the reporting period up to their issuance date.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2022, 2021 and 2020
together with the Report of Independent Auditors

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2022, 2021 and 2020
together with the Report of Independent Auditors

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Sociedad Minera Cerro Verde S.A.A., (the Company) as of December 31, 2022 and 2021, and the related statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from the accounting principles generally accepted in the United States of America (see notes 23, 24 and 25 to the financial statements).

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used Statements of changes in shareholders’ equity that our audits provide a reasonable basis for our opinion.

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

We have served as the Group’s auditor since 2002.

Lima, Peru

April 28, 2023

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2022 and 2021

	Note	2022	2021
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	553,764	937,680
Trade accounts receivable, net		99	137
Other accounts receivable, net		7,586	5,793
Trade accounts receivable - Related parties	4,21	694,328	598,873
Other non-financial assets	6	33,014	36,848
Inventories	5	650,211	567,211
Prepayments		7,760	10,640
Total current assets		1,946,762	2,157,182
Non - current assets
Property, plant and equipment, net	7	5,387,377	5,371,534
Inventories	5	287,218	323,828
Intangible assets, net		11,463	13,805
Other non-financial assets	6	351,901	257,698
Prepayments		9,142	517
Total non-current assets		6,047,101	5,967,382
Total assets		7,993,863	8,124,564
Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	8	319,383	234,917
Accounts payable - Related parties	4	3,174	3,426
Income tax payable	13(b)	60,187	464,868
Benefits to employees		109,670	130,620
Other accounts payable	9	60,632	73,235
Other financial liabilities	10	7,028	332,312
Provisions	11	3,984	12,717
Total current liabilities		564,058	1,252,095
Non - current liabilities
Other financial liabilities	10	56,097	62,503
Trade accounts payable	8	1,017	638
Benefits to employees		6,512	6,258
Provisions	11	219,366	231,451
Income tax payable	13(b)	4,595	17,291
Deferred income tax liability	13(f)	490,791	427,322
Total non-current liabilities		778,378	745,463
Total liabilities		1,342,436	1,997,558
Shareholders’ equity
Capital stock	12 (a)	990,659	990,659
Other capital reserves	12 (b)	198,132	198,132
Other equity contributions	12 (d)	10,807	11,739
Retained earnings		5,451,829	4,926,476
Total shareholders’ equity		6,651,427	6,127,006

Total liabilities and shareholders’ equity		7,993,863	8,124,564

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		US$(000)	US$(000)	US$(000)

Revenues	14	3,975,295	4,199,448	2,538,593
Cost of sales	15	(2,367,767)	(2,155,088)	(1,809,255)
Gross Margin		1,607,528	2,044,360	729,338

Operating expenses
Selling expenses	16	(157,373)	(109,886)	(97,680)
Other operating expenses	17	(24,212)	(8,510)	(38,484)
Other operating income		279	400	6,157
		(181,306)	(117,996)	(130,007)
Operating Profit		1,426,222	1,926,364	599,331

Financial income	18	17,235	2,820	2,350
Financial expenses	18	(10,537)	(31,500)	(142,675)
Foreign exchange gain difference, net		980	29,493	52,464

Profit before income tax		1,433,900	1,927,177	511,470

Income tax expense	13(b)	(508,547)	(735,703)	(236,926)

Profit for the year		925,353	1,191,474	274,544

Basic and diluted profit per share (in US$)	19	2.643	3.404	0.784

The accompanying notes are an integral part of these financial statements

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in shareholders’ equity

For the years ended December 31, 2022, 2021 and 2020

		Capital	Other capital	Other capital	Retained
	Note	stock	reserves	contributions	earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2020	12	990,659	198,132	10,074	4,160,458	5,359,323

Stock-based compensation	12(d)	—	—	1,461	—	1,461
Profit for the year		—	—	—	274,544	274,544

Balance as of December 31, 2020	12	990,659	198,132	11,535	4,435,002	5,635,328

Cash dividend declared and paid	12(c)	—	—	—	(700,000)	(700,000)
Stock-based compensation	12(d)	—	—	204	—	204
Profit for the year		—	—	—	1,191,474	1,191,474

Balance as of December 31, 2021	12	990,659	198,132	11,739	4,926,476	6,127,006

Cash dividend declared and paid	12(c)	—	—	—	(400,000)	(400,000)
Stock-based compensation	12(d)	—	—	(932)	—	(932)
Profit for the year		—	—	—	925,353	925,353

Balance as of December 31, 2022		990,659	198,132	10,807	5,451,829	6,651,427

The accompanying notes are an integral part of these financial statements

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		US$(000)	US$(000)	US$(000)

Operating activities
Profit for the year	19	925,353	1,191,474	274,544
Adjustments to reconcile profit for the year with the cash provided from operating activities for:
Income tax expense	13	528,214	750,082	235,613
Depreciation and amortization	15	504,750	484,218	484,237
Work in progress stockpiles write-off	5	7,668	—	—
Accretion on the provision for remediation and mine closure	11	4,566	3,715	4,196
Gain on sale of property, plant and equipment		(279)	(255)	(11)
Provision of mining royalties dispute	13(d)	—	15,311	44,414
Provision (gain) on uncertain income tax positions	13	(19,667)	(14,379)	1,313
Profit sharing adjustments	15(a), 18	(1,585)	(1,002)	42,041
Canceled capital projects		18	195	6,255
Share-based payments cost	4	2,502	2,894	2,259
Net changes in assets and liabilities
Trade accounts receivable		(95,416)	(4,477)	(139,577)
Other accounts receivable		(4,057)	3,018	623
Inventories	5	(54,058)	(23,170)	(60,549)
Other non-financial assets		(22,430)	(27,660)	(15,008)
Trade accounts payable		60,574	34,735	(28,677)
Other accounts payable		(7,140)	(28,200)	48,503
Benefits to employees		(16,695)	60,581	18,178
Other provisions		(3,310)	(2,883)	(28,398)
Mining royalties dispute payments	13(d)	-	(420,963)	(138,904)
Interest paid (not included in the financing activities)		(3,934)	(9,674)	(21,260)
Interest on lease payments	10(a)	(3,912)	(4,371)	(4,875)
Income tax paid		(934,101)	(315,861)	(86,610)

Net cash and cash equivalents provided by operating activities		867,061	1,693,328	638,307

Statements of cash flows (continued)

	Note	2022	2021	2020
		US$(000)	US$(000)	US$(000)

Investing activities
Proceeds from the sale of property, plant and equipment		384	423	189
Purchases of property, plant and equipment	7,8	(206,354)	(155,912)	(178,991)
Purchases of intangibles assets	2(i)	—	(6,951)	—
Stripping activity asset		(304,198)	(214,192)	(92,890)
Net cash and cash equivalents used in investing activities		(510,168)	(376,632)	(271,692)

Financing activities
Revolving credit facility	10(c)	325,000	—	—
Payments of revolving credit facility	10(c)	(325,000)	—	—
Payments of senior unsecured credit facility	10(b)	(325,000)	(200,000)	(305,000)
Dividend payments	12(c)	(400,000)	(700,000)	—
Lease principal payments	10(a)	(12,327)	(12,746)	(9,376)
Other financial payments	10(c)	(3,482)	—	—
Net cash and cash equivalents used in financing activities		(740,809)	(912,746)	(314,376)

Net (decrease) increase in cash and cash equivalents		(383,916)	403,950	52,239
Cash and cash equivalents at beginning of year		937,680	533,730	481,491

Cash and cash equivalents at the end of the year	3	553,764	937,680	533,730

Transactions with no effects in cash flows:
Changes on the provision for remediation and mine closure	11(c)	17,812	18,271	(37,569)

The accompanying notes are an integral part of these financial statements

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2022, 2021 and 2020

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

The Company is an open-pit copper and molybdenum mining complex. The Company´s operation consists of two concentrating facilities with a total design capacity of 360,000 metric tons of ore per day and SX/EW leaching facilities. However, as a result of several efficiency initiatives implemented over the past several years, the Company’s two concentrators were able to achieve a combined average milling rate exceeding 400,000 metric tons of ore per day in 2022. Leach copper production is derived from a 39,000 metric ton-per-day crushed leach facility and a 100,000-metric ton-per-day run-of-mine (ROM) leach system. This SX/EW leaching operation has a production capacity of approximately 200 million pounds of copper per year. The leaching and flotation process carried out at these plants are part of the benefit concession “Planta de Beneficio Cerro Verde.”

(c)	COVID-19 outbreak in Peru -

On March 15, 2020, the Peruvian government issued a Supreme Decree and declaration of a National Emergency in its efforts to contain the outbreak of COVID-19. The order was initially for fifteen days but was subsequently extended for different periods through October 27, 2022 however, the declaration of health emergency (Supreme Decree No. 008-2020) will continue in force until May 25, 2023. A summary of the impacts and charges associated with Covid-19 are detailed in Note 15(b).

The Company continues to update its Plan for the Surveillance, Prevention and Control of COVID-19 at work. The implementation of these prevention, early detection and response measures and actions helps to control the risk of spread and health impact caused by the COVID-19 pandemic during the development of operational activities.

(d)	Political situation in Perú -

Beginning in December 2022, heightened tensions, protests and social unrest emerged in Perú following a change in the country's political leadership. Cerro Verde operated at reduced rates from time to time during first-quarter 2023. While demonstrations and road blockages subsided in recent weeks, the potential for civil unrest and disruption of commerce and supply chains continues. Cerro Verde resumed normal operations in March 2023. Cerro Verde continues to monitor the situation with a priority on safety and security.

Notes to the Financial Statements (continue)

(e)	Financial statements approval –

The financial statements for the year ended December 31, 2022, have been approved and by the Company’s Manager on April 28, 2023, and the subsequence event have been considered thought those date.

The financial statement for the year ended on December 31, 2021, were approved and authorized by the Company’s Manager on May 13, 2022.

2.     Significant accounting principles and policies

The significant accounting policies applied in the preparation of the financial statements are summarized below:

(a)Basis of presentation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States dollars (US$) and include the years ended December 31, 2022, 2021 and 2020. Unless otherwise indicated, all values have been rounded to the nearest thousand.

(b)Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2022 and 2021, and the amounts of reported revenues and expenses for the years ended December 31, 2022, 2021 and 2020.

Information about significant judgments, estimates and assumptions made by management in the preparation of the financial statements are as follows:

(b.1)       Judgments -

(i)   Contingencies -

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential amount of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

(ii)   Stripping cost -

The Company incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. Production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the costs of inventory, while the production stripping costs are capitalized as a stripping activity asset, as part of the “property, plant and equipment, net” caption, if certain criteria are met.

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

The estimation of recoverable mineral reserves involves numerous uncertainties with respect to the ultimate geology of the ore body, including quantities, grades and recoveries. Estimating the quantity and grade of mineral reserves requires the Company to determine the size, shape and depth of the ore body by analyzing geological data. In addition to the geology, assumptions are required to determine the economic feasibility of mining the mineral reserves, including estimates of future commodity prices and demand, future requirements of capital and production costs, and estimated exchange rates. Revisions in mineral reserve or mineral resource estimates have an impact on the value of mining properties, its related property, plant and equipment, provisions for cost of mine closure, recognition of assets for deferred taxes and depreciation and amortization of assets.

(ii)  Units of production depreciation -

Estimated mineral reserves are used in determining the depreciation and/or amortization of mine-specific assets. This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life-of-mine production. The life of each item, which is assessed at least annually, is impacted by both its physical life limitations and present assessments of economically recoverable mineral reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable mineral reserves.

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

(iv) Inventories -

Net realizable value (NRV) tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metal prices, less estimated costs to complete production and bring the inventory to sale. Additionally, in calculating the NRV of the Company’s long-term stockpiles, management also considers the time value of money.

Notes to the Financial Statements (continue)

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

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, historical trends and other factors, including mineralogy of the ore and rock type. Total copper recovery in leach stockpiles can vary significantly depending on several variables, including processing methodology, processing variables, mineralogy and particle size of the rock. For newly placed material of active stockpiles, as much as 80% of the total copper recovery may occur during the first year, and the remaining copper may be recovered over many years. Process rates and metal recoveries are monitored regularly, and recovery estimates are adjusted periodically as additional information becomes available and as related technology changes.

(v)   Asset impairment -

Management has determined that the Company’s operations consist of one cash generating unit. The Company’s operations are evaluated at least annually in order to determine if there are impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the higher of (i) the fair value less costs of disposal or (ii) the value in use. These assessments require the use of estimates and assumptions, including long-term commodity prices, discount rates, operating costs and other factors.

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

Notes to the Financial Statements (continue)

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrators. The published exchange rates were S/3.808 for US$1 for buying and S/3.820 for US$1 for selling as of December 31, 2022, and S/3.975 for US$1 buying and S/3.998 for US$1 for selling as of December 31, 2021. These rates have been applied to the appropriate asset and liability accounts.

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

Accounts Receivables -

The Company’s receivables include current and non-current trade and other accounts receivable. These receivables are stated at their transaction value, net of an allowance for expected credit loss. Trade accounts receivable are generated primarily from the Company’s concentrate and cathode sales, are denominated in US dollars, have current maturities, do not bear interest and have no specific guarantees.

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

Notes to the Financial Statements (continue)

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

Embedded derivatives -

Copper Sales -

The Company’s copper sales are provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month based on quoted London Metal Exchange (LME) monthly average prices. The Company receives market prices based on prices in the specified future month, which results in price fluctuations recorded through revenues until the date of settlement. The Company recognizes revenues and invoices customers when it transfers control, which is under CIF (cost, insurance and freight) delivery point based on then-current LME prices, which results in an embedded derivative that is required to be separated from the main contract. The Company’s embedded derivatives from sales are measured at fair value (based on LME spot copper prices) and presented as gains/losses on provisionally priced trade receivables (see Note 21).

Molybdenum Sales -

The Company’s molybdenum sales are also provisionally priced at the time of shipment. The Company recognizes revenues and invoices customers when it transfers control, which is under the CIF delivery point based on the arithmetic mean of the high and low Metals Week Dealer Oxide (MWDO) price. The provisional prices are finalized in a future month, according to the period of quotation, which results in price fluctuations recorded through revenues until the date of settlement, which also results in an embedded derivative that is required to be separated from the main contract (see Note 21).

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

Notes to the Financial Statements (continue)

Impairment of financial assets -

The Company recognizes an allowance for expected credit losses for all debt instruments not held at fair value through the statements of comprehensive income. Expected credit losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

Notes to the Financial Statements (continue)

(f)   Inventories -

Inventories are stated at the lower of cost or net realizable value. Inventory of materials and supplies, as well as saleable products and in-process inventory are determined using the weighted-average cost method. The cost of finished goods and in-process inventory (i.e., stockpiles) includes labor and benefits, supplies, energy and other costs related to the mining and processing of minerals. Net realizable value tests of saleable products and in-process inventory are performed at each reporting date and represent the estimated future sales price using forward metal prices (for the period they are expected to be processed in), less estimated costs to complete production and bring the inventory to sale. The current portion of work-in-process is determined based on the amount the Company expects to process in the next 12 months. Inventories that are not expected to be processed in the next 12 months are classified as non-current inventories.

In 2022, the Company recognized a work-in-process stockpile write-off (see Note 5)

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

An asset within property, plant and equipment is retired at the time of its disposal or when no future economic benefits are expected from its use or subsequent disposition. Any gain or loss arising at the time of retirement is calculated as the difference between the proceeds from the sale and the book value of the asset and is included in the statements of comprehensive income in the period the asset is retired.

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

The Company did not identify any indicators of impairment for the years ended December 31, 2022 and 2021.

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

Years

Land	30
Buildings and other constructions	Between 1 and 14
Machinery and equipment	Between 1 and 14

The right-of-use assets are also subject to impairment. The Company did not identify any indicators of impairment as of December 31, 2022 and 2021.

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

Notes to the Financial Statements (continue)

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. After the commencement date, lease liabilities are increased to reflect the accretion of interest and reduced for the lease payments made. A summary of lease liabilities aging is described in Note 20(d).

(i)   Intangible assets -

Intangible assets are recorded at cost less accumulated amortization. After the initial recognition, the intangible assets are recorded at their cost less accumulated amortization and any accumulated loss for impairment of use, if applicable.

The Company’s intangible assets primarily consist of concessions related to the operation of the port terminal, which are amortized over 20 years using the straight-line method. Amortization expense was US$2.3 million for the year ended December 31, 2022, US$ 1.5 million for the year ended December 31, 2021, and US$ 1.0 million for the year ended December 31, 2020 and is presented within the “Depreciation and amortization” in cost of sales (see Note 15).

The gross book value for intangible assets was US$ 20.0 million at December 31, 2022, and 2021, and accumulated amortization was US$ 8.5 million as of December 31, 2022, and US$ 6.2 million as of December 31, 2021, respectively.

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

Stripping cost -

The stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment, net (see Note 2 (b.1) and 7) if the stripping activity improves access to the ore body or enhances an existing asset. The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity. The stripping activity asset is subsequently amortized using the UOP method over the component of the ore body benefitted.

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

Mine closure provision -

The Company records a mine closure provision when a contractually or legally enforceable obligation arises. The Company estimates the present value of its future obligation for mine closure and increases the carrying amount of the related ARC, which is included in property, plant and equipment, net in the statements of financial position. Subsequently, the mine closure provision is accreted to full value over time. The related ARC is depreciated using the UOP method over the life of the mine.

Notes to the Financial Statements (continue)

The Company evaluates its mine closure provision on a quarterly basis and makes adjustments to estimates and assumptions, including scope, future costs and discount rates, as applicable. Changes in the fair value of the mine closure provision or the useful life of the related asset are recognized as an increase or decrease in the book value of the provision and the related ARC. Any decrease in the mine closure provision and related ARC cannot exceed the current book value of the asset; amounts over the current book value are recorded in the statements of comprehensive income.

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

The transfer of control is determined in accordance with the terms of each of the contracts entered into with the Company’s customers; generally, under such contracts, the transfer of control occurs at the time of shipment or delivery of the goods, including transportation.

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

The Company’s sales of copper concentrates and cathodes allow for price adjustments based on the market price at the end of the trading period stipulated in the contract. These are called provisional pricing agreements in which the selling price of the copper is settled in a contractually specified future month based on quoted monthly average copper settlement prices. Sales price adjustments occur based on movements in quoted market prices until the end of the trading period. The period between provisional billing and the end of the listing period generally ranges from one to six months.

In addition, the Company’s sales of copper concentrates and cathodes are also subject to slight variations in their amount that may occur while the goods are in transit to their destination as a result of variations in moisture, weight and mineral grades. These variations are recognized directly as part of “Revenues” once the Company reaches an agreement with the corresponding customer regarding the final amounts sold.

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

Trade receivables

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). See Note 2(d) for accounting policies for financial assets.

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

(m)  Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The amount of current tax payable or receivable is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the years ended December 31, 2022, 2021 and 2020, the Company was subject to an income tax rate of 32% (see Note 13(b)).

Notes to the Financial Statements (continue)

Uncertainty about the treatment of income taxes –

The Company determines whether it considers each uncertain tax treatment separately or in conjunction with one or more other uncertain tax treatments based on the approach that best predicts the resolution of the uncertainty.

The Company makes judgments and estimates when there is uncertainty regarding the income tax treatments (see Notes 6 and 11).

The Company has uncertain tax positions, particularly those related to depreciation of fixed asset, tailing dams, sales commissions with non-related companies and small fixed asset acquisitions.

The Company determined, based on its tax compliance and transfer pricing study, that its tax treatments are likely to be accepted by the tax authorities (see Notes 6(b) and 11(d)).

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

The amount to be paid for mining royalties will be the greater of (1) a progressive rate of from 1% to 12% of quarterly operating income depending upon the Company’s level of operating margins or (2) 1% of quarterly sales. Mining royalties calculated on sales are presented in “Other operating expenses.”

Mining royalties and special mining tax are accounted for in accordance with IAS 12, “Income Tax” because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the statement of financial position.

Therefore, obligations arising from mining royalties and special mining tax are recognized as income tax under the scope of IAS 12, “Income Tax.” Both, mining royalties and special mining tax generate deferred tax assets and liabilities, which must be measured using the average rates expected to apply to operating income in the quarter in which the company expects to reverse temporary differences.

Notes to the Financial Statements (continue)

Supplementary Retirement Fund -

On July 9, 2011, Law 29741 was enacted and established a Mining, Metallurgical and Steel Supplementary Retirement Fund (SRF), which is a social security retirement fund for mining, metals and steel industry workers. Under the terms of its current 15-year stability agreement, the Company is subject to SRF, which is calculated as 0.5% of taxable income.

(n)   Benefits to employees -

Salaries and wages, bonuses, severance and vacation benefits are calculated in accordance with IAS 19, “Employee Benefits” and current Peruvian legislation.

Worker’s profit sharing -

The Company recognizes worker’s profit sharing in accordance with IAS 19. Worker’s profit sharing is calculated in accordance with Peruvian laws (Legislative Decree No. 892), and the Company’s worker’s profit sharing rate is 8% over the net taxable base of the current year. According to Peruvian law, the limit in the worker’s profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit is transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (FONDOEMPLEO). The Company’s worker’s profit share is recognized as a liability in the statements of financial position and as an operating expense in the statements of comprehensive income.

The long-term portion of "Provision for employee benefits" in the statement of financial position include bonuses to be paid in 2024 in accordance with the Union Agreement, additionally includes the estimate of profit sharing determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments”.

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

Notes to the Financial Statements (continue)

(q)   Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years ended December 31, 2022, 2021 and 2020, the Company does not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

(r)   Changes in accounting policies and disclosures –

Several amendments and interpretations were first applied in 2022, but they have had no current or expected future impact on the Company’s financial statements and therefore have not been discussed here. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement
-	That a right to defer must exist at the end of the reporting period in order to classify liabilities as non-current.
-	That classification is unaffected by the likelihood that an entity will exercise its deferral right
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the potential impact the amendments will have on current practice.

-	Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, “Accounting Policies, changes in Accounting Estimates and Errors,” in which it introduces a definition of “accounting estimates.” The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The amendments are not expected to have a material impact on the Company.

-	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. “Making Materiality Judgements,” in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of ‘material’ to accounting policy information, an effective date for these amendments is not necessary.

Notes to the Financial Statements (continue)

The Company is currently assessing the impact of the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

-	Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

3.      Cash and cash equivalents

This item is made up as follows:

	December 31,	December 31,
	2022	2021
	US$(000)	US$(000)

Cash in banks	18,839	26,109
Cash equivalents (a)	534,925	911,571

	553,764	937,680

(a)

Cash equivalents as of December 31, 2022 and 2021, includes a portfolio of investments in highly marketable liquid investments (mainly investments classified as “AAA” by Standard & Poor's and Moody's) which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are presented in the “financial income” caption (see Note 18).

Notes to the Financial Statements (continue)

4.     Related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31, 2022	December 31, 2021
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company
FMC (a)	555,150	551,595
Other related parties
Climax Molybdenum Marketing Corporation (b)	27,069	23,247
Sumitomo (c)	21,098	11,238
Embedded derivatives
Embedded derivatives (d)	91,011	12,793

Total accounts receivable from related parties	694,328	598,873

Classification by measurement
Accounts receivables from related parties (subject to provisional pricing)	509,660	558,581
Accounts receivables from related parties (not subject to provisional pricing)	93,657	27,499
Embedded derivatives (d)	91,011	12,793

	694,328	598,873

Accounts payable to related parties
Parent Company
FMC	324	269
Other related parties
Freeport-McMoRan Sales Company Inc.	2,687	2,666
Minera Freeport-McMoRan South America Ltda	163	491

Total accounts payable to related parties	3,174	3,426

(a)

Accounts receivable from FMC mainly correspond to sales of copper concentrate and copper cathode. The Company has a long-term agreement with FMC through which it has committed to sell between 70% and 80% of its annual copper concentrate production through December 31, 2021 and will continue in force until one of the parties communicates its intention to terminate with an advance written notice of at least 24 months. Terms of the contract are reviewed annually.

(b)

The Company has a long-term agreement with Climax Molybdenum Marketing Corporation (a wholly owned subsidiary of FMC) through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on MWDO and under incoterm CIF from February 1, 2020, through January 31, 2022. A new agreement commenced on February 1, 2022, through January 31, 2023, and will continue in force until one of the parties communicates its intention to terminate.

(c)

The Company has a long-term agreement with Sumitomo through which it has committed to sell 21% of its annual copper concentrate production through December 31, 2021 and will continue in force until one of the parties communicates its intention to terminate with an advance written notice of at least 24 months. Terms of the contract are reviewed annually.

(d)	Reflects the embedded derivative adjustment associated with accounts receivable from related parties (see Note 2(d) and 21).

Notes to the Financial Statements (continue)

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.29% of total revenues for the year 2022 (0.25% for year 2021 and 0.45% for year 2020). For the years 2022, 2021 and 2020, Freeport granted stock-based compensation to certain key management personnel (see Note 12(d)).

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivable from related parties. As of December 31, 2022, 2021 and 2020, the Company had not recorded any expected credit loss in accounts receivable from related parties because they are considered collectable.

The following is a summary of the transactions with related entities that affected results (not including copper and molybdenum sales described in Note 14) for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Revenues
Reimbursement of expenses	747	65	226
Supplies	2	—	768
	749	65	994

Expenses
Reimbursement of information technology services	22,023	16,941	15,900
Commissions	10,550	8,484	7,801
Management fee	2,540	2,352	2,159
Stock-based compensation (a)	2,502	2,894	2,259
Supplies	7	—	492
	37,622	30,671	28,611

(a)

As indicated in the table above, during 2022, 2021 and 2020 the expense for stock-based compensation amounted to US$2.5 million, US$2.9 million and US$2.3 million, respectively. The related payments / settlements totaled US$3.4 million, US$2.7 million and US$0.8 million respectively. This activity resulted in a net decrease of US$0.9 million in 2022, US$0.2 million in 2021 and US$1.5 million in 2020 in “Other capital contributions” in the statements of changes in shareholders’ equity.

Notes to the Financial Statements (continue)

5.    Inventories

This item is made up as follows:

	December 31, 2022	December 31, 2021
	US$(000)	US$(000)

Current
Materials and supplies	411,656	369,324
Work-in-process (WIP) (a)	200,969	170,669
Finished goods:
Copper concentrate	23,012	9,734
Copper cathode	10,976	15,708
Molybdenum concentrate	3,598	1,776
	650,211	567,211
Non-current
WIP (a)	287,218	323,828

Total inventories	937,429	891,039
(a)

WIP inventories represent mill and leach stockpiles that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or non-current. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities. During 2022, the Company recorded metal inventory adjustments totaling US$7.7 million associated with the write-off of certain long-term mill and leach stockpiles. No metal inventory adjustments were recorded in 2021.

6.    Other non-financial assets

This item is made up as follows:

	December 31, 2022	December 31, 2021
	US$(000)	US$(000)

Current
Value added tax (VAT) credit	33,014	36,848

Non-current
Other receivables (a)	333,338	246,151
Uncertain tax positions (b)	16,635	9,700
Other taxes to be recovered	1,928	1,847
	351,901	257,698

Total other non-financial assets	384,915	294,546
(a)

Represents disbursements made under protest by the Company through year 2016 (US$262.3 million as of December 31, 2022, and US$ 228.9 million as of December 2021) and for the years 2015 through 2017 related to customs taxes of US$ 15.7 million as of December 31, 2022. (US$ 7.6 million as of December 31, 2021)

Additionally includes tax credits associated with completion of SUNAT (Superintendencia Nacional de Aduanas y de Administración Tributaria) audits through year 2016 of US$55.3 million as of December 31, 2022, and US$9.6 million as of December 31, 2021. According to current tax procedures and the timeframe for resolving these types of claims, management

Notes to the Financial Statements (continue)

and its legal advisors expect resolution of this matter will be favorable to the Company and amounts will be recoverable (see Note 13(c) and 13(e)).

(b)

The balance as of December 31, 2022, represents income tax benefits for the years 2017, 2019 and 2020 of US$16.6 million determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments”. The balance as of December 31, 2021, includes income tax benefits for the years 2016 and 2019 through 2021, of US$ 9.7 million.

Notes to the Financial Statements (continue)

7.    Property, plant and equipment, net

Property, plant and equipment consist of owned and leased assets (right-of-use assets), and cost and accumulated depreciation accounts as of December 31, 2022 and 2021 are shown below:

	December 31,			Adjustments			December 31,		Adjustments			December 31,
	2020	Additions		and changes in	Disposals	Transfers	2021	Additions	and changes in	Disposals	Transfers	2022
				estimates					estimates
	US$(000)	US$(000)		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	24,905	—		—	—	5,477	30,382	—	—	—	2,820	33,202
Buildings and other constructions	2,589,004	—		430	(913)	7,885	2,596,406	—	1,041	(61)	11,063	2,608,449
Machinery and equipment	4,985,749	—		(430)	(14,967)	128,007	5,098,359	—	(1,041)	(54,732)	155,044	5,197,630
Transportation units	30,098	—		—	(1,132)	4,416	33,382	—	—	—	2,995	36,377
Furniture and fixtures	949	—		—	(377)	—	572	—	—	—	—	572
Other equipment	30,965	—		—	(92)	4,522	35,395	—	—	(58)	885	36,222
Construction in progress and in-transit units	118,430	158,599	(a)	(195)	—	(150,307)	126,527	227,216	(19)	—	(169,459)	184,265
Stripping activity asset (see Note 2(i))	945,637	214,192		—	—	—	1,159,829	304,198	—	—	—	1,464,027
Asset retirement costs (see Note 11(b))	204,567	—		(18,271)	—	—	186,296	—	(17,812)	—	—	168,484
Right-of-use assets (b)	96,451	4,099		—	(1,650)	—	98,900	4,941	—	(3,137)	(3,348)	97,356
	9,026,755	376,890		(18,466)	(19,131)	—	9,366,048	536,355	(17,831)	(57,988)	—	9,826,584

Accumulated depreciation
Buildings and other constructions	456,213	66,846		236	(914)	—	522,381	72,899	655	(14)	—	595,921
Machinery and equipment	2,305,568	279,531		(236)	(14,891)	—	2,569,972	272,528	(655)	(54,519)	141	2,787,467
Transportation units	17,698	1,969		—	(1,040)	—	18,627	2,160	—	—	—	20,787
Furniture and fixtures	904	23		—	(376)	—	551	21	—	—	—	572
Other equipment	21,240	2,942		—	(92)	—	24,090	3,136	—	(58)	—	27,168
Stripping activity asset	678,041	113,530		—	—	—	791,571	134,186	—	—	—	925,757
Asset retirement costs	31,526	5,388		—	—	—	36,914	4,770	—	—	—	41,684
Right-of-use assets (b)	19,589	12,459		—	(1,640)	—	30,408	12,708	—	(3,124)	(141)	39,851
	3,530,779	482,688		—	(18,953)	—	3,994,514	502,408	—	(57,715)	—	4,439,207

Net cost	5,495,976						5,371,534					5,387,377
(a)

As of December 31, 2022 additions to construction in progress and in-transit units primarily relate to (i) tailings dam projects (US$ 55.5 million), (ii) projects associated with the capitalization of main components of the mine’s heavy equipment (US$36.1 million), (iii) mine support equipment (US$32.6 million), (iv) belt replacement projects (US$11.1 million), (v) a direct flotation reactor technology project (US$11.0 million), (vi) the purchase of stators for ball mills (US$10.7 million), and (vii) installation of flotation recovery technology (US$8.5 million).

Notes to the Financial Statements (continue)

As of December 31, 2021, additions to construction in progress and in-transit units primarily relate to (i) tailings dam projects (US$30.1 million), (ii) projects associated with the capitalization of main components of the mine’s heavy equipment (US$ 28.9 million), (iii) the purchase of stators for ball mills (US$ 18.7 million), (iv) the purchase of mine support equipment (US$ 17.3 million), (v) major maintenance on shovels (US$ 9.2 million), (vi) the purchase of rollers (US$ 9.0 million), (vii) belt replacement projects (US$ 7.9 million), (viii) major components of the primary crusher (US$ 4.3 million), (ix) haul trucks beds (US$ 3.2 million) and (x) projects for the optimization of the Company’s operating processes (US$ 2.5 million).

As of December 31, 2022, additions to construction in progress include capitalized interest with an average rate of 4.25% primarily related to (i) capital projects for the maintenance truck shop (US$1.5 million), (ii) tailings dam projects (US$1.2 million), (iii) the purchase of stators for ball mills (US$0.1 million) and (iv) other projects (US$0.3 million).

As of December 31, 2021, additions to construction in progress include capitalized interest with an average rate of 2.88% primarily related to (i) capital projects for the maintenance truck shop (US$ 1.0 million), (ii) tailings dam projects (US$ 0.4 million), (iii) the purchase of stators (US$ 0.2 million) and (iv) other projects US$ 0.3 million).

(b)  Set out below are the carrying amounts of right-of-use assets recognized and the movements as of December 31, 2022 and 2021:

	December			December				December
	31, 2020	Additions	Disposals	31, 2021	Additions	Disposals	Transfers	31, 2022
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	9,851	789	—	10,640	216	(365)	—	10,491
Buildings and other constructions	56,594	2,195	(873)	57,916	1,273	(2,668)	—	56,521
Machinery and equipment	30,006	1,115	(777)	30,344	3,452	(104)	(3,348)	30,344

	96,451	4,099	(1,650)	98,900	4,941	(3,137)	(3,348)	97,356

Accumulated depreciation
Land	2,897	1,732	—	4,629	1,949	(365)	—	6,213
Buildings and other constructions	10,575	7,480	(865)	17,190	7,216	(2,656)	—	21,750
Machinery and equipment	6,117	3,247	(775)	8,589	3,543	(103)	(141)	11,888
	19,589	12,459	(1,640)	30,408	12,708	(3,124)	(141)	39,851

Net cost	76,862			68,492				57,505

Notes to the Financial Statements (continue)

8.    Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, services and spare parts. These obligations are primarily denominated in US dollars, have current and non-current maturities, and do not accrue interest. No guarantees have been granted. As of December 31, 2022, trade accounts payable includes US$ 35.8 million related to capital projects (US$ 15.1 million as of December 31, 2021).

9.    Other accounts payable

This item is made up as follows:

	December 31, 2022	December 31, 2021
	US$(000)	US$(000)

Current
Excess of salaries limit of workers profit sharing (a)	38,027	34,870
Payroll withholdings (b)	7,200	11,449
Penalties to the Geological, Mining and Metallurgical Institute	6,547	6,246
Mining royalties (see Note 2(m))	3,309	—
Social Health Insurance of Peru contribution	2,469	2,303
Miscellaneous interest payable	1,609	476
Other	1,471	1,698
Declared dividends withholding tax (c)	—	16,193

Total current	60,632	73,235
(a)

Represents the excess salaries limit in workers profit sharing to be transferred to the Regional Government. This is related to adjustments of previous years income tax assessments (recognized in 2020 mainly as a result of the international arbitration proceeding initiated by the Company (see Note 13(d)). The balance as of December 31, 2022, includes interest of US$ 18.8 million (US$ 16.5 million as of December 31, 2021).

(b)

As of December 31, 2022, primarily represents employees withholding income tax US$ 3.7 million (US$ 7.7 million as of December 31, 2021), Pension Funds of US$ 2.5 million (US$ 2.3 million as of December 31, 2021) and others payroll withholdings of US$ 1.0 million (US$ 1.4 million as of December 31, 2021).

(c)	Corresponds to the dividends withholding tax as a result of the December 2021 dividend payment (see Note 12 (c)). This withholding tax was paid in January 2022.

Notes to the Financial Statements (continue)

10.   Other financial liabilities (debt)

This item is made up as follows:

	December 31, 2022	December 31, 2021
	US$(000)	US$(000)
Current debt:
Lease liabilities (a)	7,028	7,617
Senior unsecured credit facility (b)	—	324,695
Total current debt	7,028	332,312
Non-current debt:
Lease liabilities (a)	56,097	62,503
Total other financial liabilities	63,125	394,815
(a)	The lease liability consists of leased land, buildings and other constructions, and machinery and equipment which are used in mine operations.

Set out below are the carrying amounts of lease liabilities and the movements during the period

	2022	2021
	US$(000)	US$(000)

Balance at beginning of the year	70,120	79,217
Additions	4,957	4,099
Accrued interest (see Note 18)	3,912	4,371
Payments	(12,327)	(12,746)
Interest payments	(3,912)	(4,371)
Exchange rate effect	375	(450)
Total lease liabilities	63,125	70,120

For the year ended December 31, 2022, the following are the amounts recognized in profit:

	2022	2021
	US$(000)	US$(000)

Expenses related to variable lease payments, low-value and short-term leases	13,431	7,973
Depreciation charge of right-of-use assets (see Note 7(b) and 15)	12,708	12,459
Interest expense on lease liabilities (see Note 18)	3,912	4,371

	30,051	24,803

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

In June 2017, the Company entered into an amendment to the senior unsecured credit facility, which extended the maturity and increased the outstanding amount by US$225 million. After the amendment, the balance of the total credit facility was US$1.5 billion. On May 31, 2022, the Company paid the remaining outstanding balance of US$325 million using the revolving credit facility discussed below (see Note 10(c)). For the year ended December 31, 2022, the Company recognized interest expense in the statements of comprehensive income of US$3.2 million (US$10.1 million for the year ended

Notes to the Financial Statements (continue)

December 31, 2021 and US$22.4 million for the year ended December 31, 2020) associated with the senior credit facility (see Note 18).

(c)Revolving Credit Facility -

On May 31, 2022, the Company entered into a new US$350 million, unsecured revolving credit facility with several banks led by the Bank of Nova Scotia. The revolving credit facility expires on May 31, 2027. In May 2022, the Company borrowed US$325 million on this revolving credit facility, which was repaid during June 2022 using operating cash flows. As of December 31, 2022, the Company recognized debt issuance costs related to the revolving credit facility of US$3.5 million, which will be amortized over the term of the revolving credit facility agreement. For the year ended December 31, 2022, the Company recognized interest expense in the statements of comprehensive income of US$1.9 million associated with the revolving credit facility (see Note 18).

Interest on the revolving credit facility is calculated based on the adjusted Secured Overnight Financing Rate plus a spread and credit rate differential adjustment contemplated in the contract, and the undrawn portion is subject to a commitment fee of 0.50%.

Restrictive Covenants –

The revolving credit facility contains certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to earnings before interest, taxes, depreciation, and amortization ratio (which cannot exceed 3.50 to 1) and an interest coverage ratio (which cannot be less than 3.0 to 1), defined by the agreement. As of December 31, 2022 and 2021, the Company was in compliance with all of its covenants.

Following is the movement of the changes derived from the financing activities for the year ended December 31, 2022 and 2021:

				Long term					Long term
	January 1,			to short term		December 31,			to short term		December 31,
	2021	Additions	Payments	transfers	Others	2021	Additions	Payments	transfers	Others	2022
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Current:
Revolving credit facility	—	—	—	—	—	—	325,000	(325,000)	—	—	—
Senior unsecured credit facility, see Note 10 (b)	—	—		325,000	—	325,000	—	(325,000)	—	—	—
Lease liabilities, see Note 10 (a)	10,223	3,629	(12,746)	6,667	(156)	7,617	—	(12,327)	11,537	201	7,028
Senior unsecured credit facility debt issuance costs	—	—	—	(1,025)	720	(305)	—	—	—	305	—

Non-current:
Senior unsecured credit facility	525,000	—	(200,000)	(325,000)	—	—	—	—	—	—	—
Senior unsecured credit facility debt issuance costs	(1,549)	—		1,025	524	—	—	—	—	—	—
Lease liabilities, see Note 10 (a)	68,994	470		(6,667)	(294)	62,503	4,957	—	(11,537)	174	56,097

Total liabilities from financing activities	602,668	4,099	(212,746)	—	794	394,815	329,957	(662,327)	—	680	63,125

Notes to the Financial Statements (continue)

11.   Provisions

This item is made up as follows:

	December 31,	December 31,
	2022	2021
	US$(000)	US$(000)

Current:
Provision for social commitments (a)	3,096	9,399
Provision for legal contingencies (b)	465	350
Provision for remediation and mine closure (c)	423	2,968
Total current	3,984	12,717

Non–current:
Provision for remediation and mine closure (c)	209,237	219,942
Provision for social commitments (a)	7,303	1,226
Provision for legal contingencies (b)	2,211	2,004
Provision for uncertainty over income tax treatments (d)	615	7,878
Other long-term liabilities	—	401

Total non-current	219,366	231,451

(a)   The provision for social commitments is associated with repaving Alata-Congata Road (US$6.1 million as of December 31, 2022 and US$6.3 million as of December 31, 2021) and an irrigation project in La Joya (US$4.3 million as of December 30, 2022 and 2021).

(b)   The provision for legal contingencies is associated with OSINERGMIN (Organismo Supervisor de la Inversión en Energía y Minería) and SUNAFIL (Superintendencia Nacional de Fiscalización Laboral) fines, which have been appealed by the Company.

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

During 2006, in compliance with the mentioned law, the Company completed the closure plans for its mine site and presented it to the Ministry of Energy and Mines.

The closure plans for its mine site were approved by Resolution No 302-2009 MEM-AAM and its modifications were approved by Resolution No 207-2012 MEM-AAM, Resolution No 186-2014 MEM-DGAAM and its last modification, Resolution No 032-2018 MEM-DGAAM. As of December 31, 2022, pursuant to legal requirements, the Company has issued a letter of credit to the Ministry of Energy and Mines totaling US$86.5 million to secure mine closure plans.

The estimate of remediation and mine closure costs is based on studies prepared by independent consultants and based on current environmental regulations. This provision corresponds mainly to the activities to be performed in order to restore the areas affected by mining activities. The main tasks to be performed include ground removal, soil recovery, and dismantling of plant and equipment.

Notes to the Financial Statements (continue)

Under the closure regulations, the Company must submit a closure plan that includes the reclamation methods, closure cost estimates, methods of control and verification, closure and post-closure plans, and financial assurance. In compliance with the requirement for five-year updates, the Company submited the last updated closure plan and cost estimate to the Ministry of Energy and Mines in February 2023.

The table below presents the changes in the provision for remediation and mine closure:

	2022	2021
	US$(000)	US$(000)

Beginning balance	222,910	237,543
Accretion expense	4,566	3,715
Changes in estimates (see Note 7)	(17,812)	(18,271)
Progressive mine closure payments in hydrometallurgy process	—	(87)
Exchange rate effect	(4)	10
Final balance	209,660	222,910

As of December 31, 2022, the Company’s provision for remediation and mine closure was US$209.7 million (reflecting the future value of the provision for remediation and mine closure of US$477.6 million, discounted using an annual risk-free rate of 4.06%). As of December 31, 2021, the Company’s provision for remediation and mine closure was US$222.9 million (reflecting the future value of the provision for remediation and mine closure of US$374.3 million, discounted using an annual risk-free rate of 1.93%). The Company considers this liability sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2022 changes in estimate (decrease of US$17.8 million) primarily related to changes in the discount rate, partially offset by higher future nominal flows coupled with change in the escalation rate. As of December 31, 2021, changes in estimates (decrease of US$18.3 million) primarily relate to changes in the discount rate.

(d)

As of December 31, 2022, represents interest and penalties related to income tax for the years 2018 and 2021 and related taxes. As of December 31, 2021, represents interest and penalties related to income tax for the years 2017 and 2018 and related taxes. All amounts were determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments.”

12.   Shareholders’ equity

(a)    Capital stock -

As of December 31, 2022 and 2021, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

The nominal value of the shares is US$2.83 per share.

The quoted price of these shares was US$29.80 per share as of December 31, 2022 (US$37.23 per share as of December 31, 2021).

Notes to the Financial Statements (continue)

As of December 31, 2022, the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	2,220	5.86
From 1.01 to 20.00	1	19.58
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,223	100.00

(b)  Other capital reserves -

Other capital reserves include the Company’s legal reserve, which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital (US$198.1 million as of December 31, 2022 and 2021). The legal reserve must be used to compensate for losses in the absence of non-distributed earnings or non-restricted reserves, and transfers made to compensate for losses must be replaced with future earnings. This legal reserve may also be used to increase capital stock, but the balance must be restored from future earnings.

(c)  Dividend distribution -

Beginning January 1, 2017, dividends paid to shareholders, other than domiciled legal entities, are subject to withholding of income tax at a rate of 5.0%.

At the annual mandatory shareholders meeting held on March 24, 2022, shareholders approved a US$150 million dividend payment (US$0.428503 per common share). The total amount of this dividend was applied against retained earnings. This dividend was paid on April 29, 2022, and complied with the withholding tax rules (4.1)%.

At a Board Meeting held on November 16, 2022, the distribution of a dividend of US$250 million (US$0.714171 per common share) was approved. The total amount of this dividend was applied against retained earnings. This dividend was paid on December 20, 2022, and complied with the withholding tax rules (4.1)%.

At the annual mandatory shareholders meeting held on March 23, 2021, shareholders approved a US$200 million dividend payment (US$0.571337 per common share). The total amount of this dividend was applied against retained earnings. This dividend was paid on April 29, 2021, and complied with the withholding tax rules (4.1%).

At a Board Meeting held on December 2, 2021, the distribution of a dividend of US $500 million (US$1.428343 per common share) was approved. The total amount of this dividend was applied against retained earnings. This dividend was paid on December 29, 2021, and complied with the withholding tax rules (4.1)% (see Note 9(c)).

(d)  Stock-based compensation -

In accordance with the Senior Executive Plan (SEP), stock-based compensation in the ultimate parent (Freeport) is granted to the Company’s senior executives. Amounts presented in “Other capital reserves” in the statement of change in equity totaled US$10.8 million as of December 31, 2022, and US$11.7 million as of December 31, 2021. The fair value of stock options is determined using the Black-Scholes-Merton option pricing model. The fair value of restricted share units (RSUs) is based on Freeport’s share price on the grant date. Shares of Freeport’s common stock are issued at the vesting date of RSUs settled in shares. The fair value of performance share units (PSUs) is determined using Freeport’s stock price and a Monte-Carlo simulation model.

Stock options granted under such plans generally expire 10 years after the grant date. Stock options granted prior to 2018 generally vest in 25% annual increments; beginning in 2018, awards granted vest in 33% annual increments beginning one year from the date of grant. Stock option agreements provide that participants will receive the following year’s vesting upon retirement. Therefore, on the grant date, the Company accelerates one year of amortization for retirement-eligible employees.

Notes to the Financial Statements (continue)

Stock options provide for accelerated vesting only upon certain qualifying terminations of employment within one year following a change of control.

The Company recognizes the compensation cost in the statement of comprehensive income during the award period according to the fair value of the instruments granted. The cost is recognized as an equity contribution in “Other capital contributions.”

13.   Tax situation

(a)    On February 13, 1998, the Company signed an Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law (the 1998 Stability Agreement). Upon approval of the 1998 Stability Agreement, the Company was subject to the tax, administrative and exchange regulations in force on May 6, 1996, for a period of 15 years, beginning January 1, 1999, and ending December 31, 2013.

On July 17, 2012, the Company signed a new Agreement of Guarantees and Measures to Promote Investments with the Government of Peru, under the Peruvian General Mining Law. Upon approval of this stability agreement, the Company became subject to the tax, administrative and exchange regulations in force on July 17, 2012, for a period of 15 years, beginning January 1, 2014, and ending December 31, 2028.

(b)

Under its current 15-year tax stability agreement, the Peruvian income tax rate applicable to the Company is 32%. As of December 31, 2022, the Company has recorded income tax benefits, which it expects to use to offset future income tax provisions or receive as a refund from SUNAT, totaling US$16.6 million (US$9.7 million as of December 31, 2021) (see Note 6 (b)).

For the year ended December 31, 2022, the Company recognized current income tax expense of US$445.1 million (including US$44.2 million for special mining tax, US$44.1 million of mining royalties and US$6.4 million for the SRF), and a deferred income tax expense of US$63.4 million, resulting in a total income tax expense of US$508.5 million that has been included in the statements of comprehensive income.

For the year ended December 31, 2021, the Company recognized current income tax expense of US$704.5 million (including US$74.6 million of mining royalties, US$70.3 million for special mining tax, and US$8.8 million for the SRF), and a deferred income tax expense of US$31.2 million, resulting in a total income tax expense of US$735.7 million that has been included in the statements of comprehensive income.

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

(c)   SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2017 through 2021 are open to examination by the tax authorities. To date, SUNAT has concluded its review of the Company’s income tax through the year 2016 and the Company is in the claim and/or appeal process for the years 2003 through 2015.

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

Notes to the Financial Statements (continue)

(d)   Royalties and special mining taxes –

On June 23, 2004, Law 28528 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using rates ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. Prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year tax stability agreement, which became effective January 1, 2014. The amount paid for the mining royalty is the greater of a progressive rate of the quarterly operating income or 1% of quarterly sales.

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

Since 2017, the Company has recognized the related expense for the royalty and special mining tax assessments for the period December 2006 through the year 2013. Since 2014, the Company has made total payments of S/2.9 billion (US$791.9 million based on the date of payment exchange rate) for the disputed assessments for the period from December 2006 through December 2013 under installment payment programs granted through scheduled monthly installments, which were paid in advance in August 2021.

In February 2020, Freeport filed, on its own behalf and on behalf of the Company, international arbitration proceedings against the Government of Peru under the United States-Peru Trade Promotion Agreement. The hearing on the merits is scheduled to take place in May 2023. In April 2020, Sumitomo filed another international arbitration proceeding against the Government of Peru under the Netherlands-Peru Bilateral Investment Treaty. The hearing on the merits was take place in February 2023.

Notes to the Financial Statements (continue)

(e)   Other assessments received from SUNAT -

The Company has also received assessments from SUNAT for additional taxes (other than the mining royalty and special mining tax explained in Note 13(d) above), including penalties and interest. The Company has filed objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Fiscal Year	Taxes	Penalty and Interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	8,684	39,366	48,050
2006	10,840	51,955	62,795
2007	11,579	22,102	33,681
2008	16,906	16,923	33,829
2009	56,000	51,604	107,604
2010	53,566	125,047	178,613
2011	40,802	66,506	107,308
2012	869	6,917	7,786
2013	48,402	65,849	114,251
2014	5,434	724	6,158
2015	2,986	23,205	26,191
2016	60,041	3,268	63,309
2017	4,815	2,920	7,735

	320,924	476,386	797,310

As of December 31, 2022, the Company has paid US$741.3 million on these disputed tax assessments. A reserve has been applied against these payments totaling US$408.0 million, resulting in a net receivable of which US$333.3 million (US$246.2 million as of December 31, 2021) which the Company believes is collectible and is included in “Other non-financial assets, non-current” (see Note 6(a)) in the statements of financial position for these disputed tax assessments.

Notes to the Financial Statements (continue)

(f)   The Company recognizes the effect of temporary differences between the accounting basis for financial reporting purposes and the tax basis. A summary of these differences follows:

	December 31, 2022	December 31, 2021	December 31, 2020
	US$(000)	US$(000)	US$(000)
Deferred Income tax
Assets
Cost of net asset for the construction of the tailing dam	163,975	139,635	125,621
Royalty accrual	178	219	83,570
Provision for remediation and mine closure	25,348	22,620	19,937
Unpaid vacations	10,031	10,078	7,015
Provision for mining taxes	5,200	11,604	6,124
Development costs	37	47	59
Leases	1,867	709	931
Other provisions	10,537	10,381	10,826
	217,173	195,293	254,083
Liabilites

Property, plant and equipment depreciation	557,626	529,124	545,636
Stripping activity asset	80,569	59,673	43,187
Embedded derivatives for price adjustment of copper concentrate and cathode	34,904	3,865	37,862
Valuation of inventories	28,386	24,960	18,479
Debt issuance costs	763	28	412
	702,248	617,650	645,576
Deferred liabilities	485,075	422,357	391,493
Supplementary retirement fund
Deferred liability	5,716	4,965	4,581

Total deferred income tax liability	490,791	427,322	396,074

Notes to the Financial Statements (continue)

Reconciliation of the income tax rate -

For the years ended December 31, 2022, 2021 and 2020, the recorded income tax expense differs from the result of applying the legal rate to the Company’s profit before income tax, as detailed below:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Profit before income tax	1,433,900	1,927,177	511,470
Income tax rate	32%	32%	32%
Expected income tax expense	458,848	616,697	163,670
Special mining tax and mining royalties	(31,188)	(46,366)	(10,305)
Gain for uncertainty about treatments of income taxes	(19,667)	(14,379)	1,313
Non - deductible expenses	13,608	14,609	16,925
Income tax true – ups	(11,831)	6,345	5,292
Moratorium interest	(741)	1,019	24,652
Income tax rate change effect on deferred taxes for the change in Peruvian tax law once the current Stability Contract expires	1,117	840	(2,750)
Other	3,055	2,830	3,035
Current and deferred income tax	413,201	581,595	201,832
Mining taxes	88,224	144,895	32,203
Supplementary retirement fund	7,122	9,213	2,891

	508,547	735,703	236,926

Effective income tax	35.47%	38.18%	46.32%

Income tax -

The income tax expense for the years ended December 31, 2022, 2021 and 2020, is shown below:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)

Income tax
Current	350,483	550,731	175,870
Deferred	62,718	30,864	25,962
	413,201	581,595	201,832
Mining taxes
Current mining royalty and special mining tax	88,224	144,895	32,203

Supplementary retirement fund
Current	6,371	8,828	2,568
Deferred	751	385	323
	7,122	9,213	2,891

Income tax expense reported in the statements of comprehensive income	508,547	735,703	236,926

Notes to the Financial Statements (continue)

14.  Revenues

(a)	This item is made up as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2022		December 31, 2021		December 31, 2020
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)

Copper in concentrate	866,703	3,120,448	794,205	3,421,871	743,274	2,088,167
Copper cathode	101,368	404,115	91,802	394,256	83,870	241,808
Other (primarily silver and molybdenum concentrate)		450,732		383,321		208,618

Total revenues		3,975,295		4,199,448		2,538,593

Revenues with related parties totaled US$3.8 billion for the year ended December 31, 2022 (US$4.0 billion for the year ended December 31, 2021 and US$ 2.4 billion for the year ended December 31, 2020).

As described in Note 2(d), the Company’s copper sales are provisionally priced at shipment. Adjustments to the provisional prices are recognized as gains and losses in sales of goods through the month of settlement. Adjustments to provisional priced copper and molybdenum sales resulted in an increase in revenues totaling US$ 78.2 million for the year ended December 31, 2022, decreases of US$ 88.6 million for the year ended December 31, 2021 and increases of US$ 64.7 million for the year ended December 31, 2020.

(b)	The following table shows sales by geographic region based on the final destination port:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$(000)	US$(000)	US$(000)

Asia	3,229,797	3,223,191	2,096,084
North America	386,768	429,330	120,865
Europe	192,859	314,425	207,954
South America (primarily Peru)	165,871	232,502	106,489
Central America	—	—	7,201
Total sales	3,975,295	4,199,448	2,538,593

(c)	Concentration of sales -

For the year ended December 31, 2022 and 2021, 95% of the Company’s sales were to related entities (FMC, Sumitomo Metal Mining Company and Climax Molybdenum). For the year ended December 31, 2020, 94% of the Company’s sales were to these related entities.

Notes to the Financial Statements (continue)

15.  Cost of sales

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$(000)	US$(000)	US$(000)

Materials and supplies	915,323	698,246	581,658
Depreciation and amortization (see note 7 and 2(i))	492,042	471,759	451,001
Labor (a)	343,575	425,524	288,104
Third-party services	246,247	220,920	164,590
Energy	243,549	194,982	200,794
Cost related to COVID-19 pandemic (b)	43,672	89,050	95,702
Variable lease payments, low-value and short-term leases	13,369	5,806	7,399
Depreciation for right-of-use assets (see Note 7 and 10(a))	12,708	12,459	11,320
OEFA and OSINERGMIN contributions (c)	9,308	10,334	5,889
WIP stockpile write-offs (see Note 5)	7,668	—	—
Management fees	2,540	2,352	2,000
Change in work in process inventory	(1,358)	(16,609)	(49,575)
Change in finished goods inventory	(10,368)	(6,129)	10,391
Other costs	49,492	46,394	39,982
	2,367,767	2,155,088	1,809,255

(a)

For the year ended December 31, 2022, labor includes an expense of US$118.2 million related to 2022 profit sharing (US$156.2 million for the year ended December 31, 2021 and US$28.9 million for the year ended December 31, 2020), and a credit of US$3.1 million (US$2.6 for the year ended December 31, 2021 and an expense of US$8.3 million for the year ended December 31, 2020), as a result of the recognition of lower contingent liabilities of prior years still open to review by the tax authority. Additionally, the year ended December 31, 2021, includes an expense of US$91.7 million for bonuses granted to workers as part of the new Union Agreements signed in 2021 (with terms of either 3 or 4 years beginning September 1, 2021).

(b)

For the year ended December 31, 2022, the Company recognized expenses associated with the COVID-19 pandemic of US$43.7 million, mainly for medical tests. For the year ended December 31, 2021, the Company recognized expenses of US$89.1 million, mainly for labor costs associated with quartered-personnel at the mine site, including housing costs and medical tests. For the year ended December 31, 2020, the Company recognized expenses of US$95.7 million, mainly representing incremental costs related to the state of care and maintenance of the facilities as part of Peru’s declaration of a National Emergency as a result of the COVID-19 outbreak, which restricted the Company’s operations (US$51.1 million), general COVID-19 expenses, mainly representing labor expense associated with quartered-personnel at the mine site including housing costs and medical tests (US$30.9 million) and cost savings initiatives that include severance costs associated with employee retirement programs and canceled capital projects (US$13.7 million).

(c)

The Company is subject to OSINERGMIN and OEFA (Organismo de Evaluación y Fiscalización Ambiental) royalties. The calculation for the OSINERGMIN royalty is 0.14% of invoiced sales for the year 2022, 2021 and 2020, and the calculation for the OEFA royalty is 0.10% of invoiced sales for the year 2022, 2021 and 2020.

In compliance with corporate policies, the Company recognizes administrative costs as an inventory cost (approximately US$44.5 million for the year ended December 31, 2022, US$45.3 million for the year ended December 31, 2021 and US$35.6 million for the year ended December 31, 2020). The effect of this policy is immaterial to the financial statements as a whole.

Notes to the Financial Statements (continue)

16.  Selling expenses

This item is made up of as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$(000)	US$(000)	US$(000)

Copper concentrate freight	145,597	100,475	89,241
Commissions	5,350	5,009	4,935
Cathode freight	3,831	1,960	2,019
Other	2,595	2,442	1,485

	157,373	109,886	97,680

17.  Other operating expenses

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$(000)	US$(000)	US$(000)

Royalty non-income tax (a)	9,238	—	10,780
Optimization and prefeasibility/feasibility studies (b)	8,905	5,929	8,429
Exploration expenses	4,973	170	217
Tax contingencies	1,078	1,903	704
Other expenses	18	508	1,208
Excess of salary limit in workers profit sharing (c)	—	—	17,146
	24,212	8,510	38,484
(a)	Represents current year mining royalties calculated based on revenues according to applicable tax rules (see Note 13(d)).
(b)	Primarily represents charges related to projects for the optimization of the Company’s operating processes.
(c)

Corresponds to the excess of salary limit in workers profit sharing to be transferred to the Regional Government and the National Fund for Employment’s Promotion and Training (FONDOEMPLEO), and it’s related to adjustments of previous years income tax assessments (recognized in 2020 primarily as a result of the international arbitration proceeding initiated by the Company.

Notes to the Financial Statements (continue)

18.  Financial expenses and income

Financial Expenses

This item is made up as follows expenses:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$(000)	US$(000)	US$(000)

Interest for leases (see Note 10(a))	3,912	4,371	4,875
Interest on senior unsecured credit facility (see Note 10(b))	3,196	10,127	22,351
Interest on advance payments of customers (a)	2,377	708	751
Interest on revolving credit facility (see Note 10(c))	1,880	—	—
Interest on excess of salary limit in workers profit sharing (See Note 9(a))	1,527	1,638	16,591
Amortization debt issuance costs	675	955	1,673
Extinguishment of debt - debt issuance costs	34	289	902
Other financial expenses	20	75	140
Capitalized Interest associated to capital projects	(3,084)	(1,997)	(2,544)
Interest on disputed mining royalties (b)	—	15,334	43,838
Tax contingencies (c)	—	—	54,098
	10,537	31,500	142,675

(a)   Corresponds to the interest associated with the advance payments received from Sumitomo.

(b)   Represented charges of interest related to (i) the installment payment programs for disputed mining royalties for the period January 2009 through September 2011 and for the years 2012 and 2013 and SMT for the period October 2011 through December 2013 (US$14.6 million for the year ended December 31, 2021n and US$38.2 million for the year ended December 31, 2020), and (ii) other taxes related to disputed mining royalty (US$0.7 million for the year ended December 31, 2021, and US$5.6 million for the year ended December 31, 2020).

(c)   For the year ended December 31, 2020, primarily represents interest related to (i) the income tax assessment for the year 2013 of US$31.4 million, (ii) uncertain income tax treatments (IFRIC 23) associated primarily to tailing dam income tax of US$13.1 million, (iii) SUNAT assessments for prior years related to income and non-income tax contingencies in which the Company expected to obtain an unfavorable result of US$8.7 million.

Financial Income

This item is made up of the following income

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$(000)	US$(000)	US$(000)

Gain in the fair value of market liquid investment (see Note 3(a))	11,215	803	1,816
Interest income on tax obligations (a)	4,921	1,107	—
Other Interest income	1,099	910	534

	17,235	2,820	2,350

(a)   Mainly represent the net impact over interest on tax associated with the updated estimation associated with IFRIC 23, “Uncertainty over Income Tax Treatments” for years 2022 and 2021.

Notes to the Financial Statements (continue)

19.   Earnings per share

Basic and diluted earnings per share are calculated by dividing earnings by the weighted-average number of outstanding shares during the period. Basic and diluted earnings per common share have been determined as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Profit for the period (US$)	925,353,000	1,191,474,000	274,544,000
Weighted average number of share outstanding (Note 12(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	2.643	3.404	0.784

20.  Financial risk management

The Company’s activities are exposed to different financial risks. The main risks that could adversely affect the Company’s financial assets and liabilities or future cash flows are: (i) market risk, (ii) credit risk, (iii) interest rate risk, (iv) liquidity risk, and (v) capital risk. The Company’s financial risk management program focuses on mitigating potential adverse effects on its financial performance.

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

The table below summarizes the estimated impact on the Company’s profit before income tax for the years 2022, 2021 and 2020, based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 4.178 to US$/pound 4.179 as of December 31, 2022 (US$/pound 4.765 to US$/pound 4.879, as of December 31, 2021 and US$/pound 3.524 to US$/pound 3.876, as of December 31, 2020), and the 10% decrease is based on copper prices ranging from US$/pound 3.418 to US$/pound 3.419 as of December 31,

Notes to the Financial Statements (continue)

2022 (US$/pound 3.899 to US$/pound 3.992, as of December 31, 2021 and US$/pound 2.884 to US$/pound 3.172, as of December 31, 2020).

Effect on profit
before income tax
US$(000)

December 31, 2022
10% increase in future copper prices	123,181
10% decrease in future copper prices	(123,181)

December 31, 2021
10% increase in future copper prices	140,420
10% decrease in future copper prices	(140,420)

December 31, 2020
10% increase in future copper prices	112,080
10% decrease in future copper prices	(112,080)

Exchange rate risk -

As described in Note 2(c), the Company’s financial statements are presented in US dollars, which is the functional and presentation currency of the Company. The Company’s exchange-rate risk arises mainly from balances related to tax payments, benefits to employees deposits, other accounts payable and deposits in currencies other than the US dollar, principally soles.

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	increase/decrease	before income tax
		US$(000)

2022
Exchange rate	5%	(23,801)
Exchange rate	(5)%	23,801

2021
Exchange rate	5%	(7,782)
Exchange rate	(5)%	7,782

2020
Exchange rate	5%	20,656
Exchange rate	(5)%	(20,656)

(b)	Credit Risk -

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

Notes to the Financial Statements (continue)

establishing conservative credit policies and through a constant evaluation of market conditions. Consequently, the Company does not expect to incur losses on accounts involving potential credit risk.

(c)	Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2022, the Company’s exposure to the risk of changes in market interest rates has no significant impact considering that the Company had no outstanding bank debt balances (see Note 10).

(d)	Liquidity risk -

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

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes, accruals and benefits to employees, as of December 31, 2022 and 2021:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2022
Trade accounts payable (see Note 8)	—	316,460	2,923	1,017	—	320,400
Accounts payable - related parties (see Note 4)	—	1,740	1,434	—	—	3,174
Lease liabilities (see Note 10)	—	1,036	5,992	45,033	11,064	63,125
Other accounts payable (see Note 9)	—	15,293	45,339	—	—	60,632

Total	—	334,529	55,688	46,050	11,064	447,331
As of December 31, 2021
Trade accounts payable (see Note 8)	—	234,640	277	638	—	235,555
Accounts payable - related parties (see Note 4)	—	3,426	—	—	—	3,426
Senior unsecured credit facility (see Note 10)	—	—	324,695	—	—	324,695
Lease liabilities (see Note 10)	—	1,257	6,360	41,085	21,418	70,120
Other accounts payable (see Note 9)	—	66,818	6,417	—	—	73,235

Total	—	306,141	337,749	41,723	21,418	707,031

(e)	Capital risk -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2022.

Notes to the Financial Statements (continue)

21.  Embedded derivatives

As discussed in Note 2(d), the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2022 and 2021, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2022
	Pounds		Provisional
	payable	Maturity	pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	320,095	January 2023 to May 2023	Between 3.448 and 3.807	Between 3.798 and 3.799	63,335
Copper Cathode	4,187	January 2023	Between 3.808 and 3.817	3.798	(61)
Molybdenum	2,425	January 2023 to February 2023	Between 16.677 y 16.935	28.267	27,737

					91,011	(a)

			As of December 31, 2021
	Pounds
	payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	284,566	January 2022 to May 2022	Between 4.174 and 4.584	Between 4.400 and 4.421	13,335
Copper Cathode	3,087	January 2022	4.318	4.421	318
Molybdenum	4,035	January 2022 to February 2022	Between 16.659 and 16.773	16.456	(860)

					12,793	(a)

(a)   Embedded derivative adjustments are recorded on the statement of financial position in “Trade account receivable – related parties”.

22.  Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2022 and 2021, the only financial assets carried at fair value are embedded derivatives, included in trade accounts receivable and related parties, which are generated by the sale of copper and molybdenum and measured at fair value based on commodity prices. The net value of this embedded derivative as of December 31, 2022, was an asset of US$91.0 million (asset of US$12.8 million as of December 31, 2021). Embedded derivatives are categorized within Level 2 of the fair value hierarchy. The fair value of embedded derivatives is determined using information directly observable in the market (forward prices of metals).

Financial instruments whose fair value is similar to their book value -

For financial assets and liabilities which are liquid or have short-term maturities (less than three months), such as cash and cash equivalent, accounts receivable, other accounts receivable, accounts payable, other accounts payable, and other current liabilities, it is estimated that their book value is similar to their fair value.

Financial instruments at fixed and variable rates -

Financial assets and liabilities with fixed or variable rates are recorded at amortized cost and fair value is determined by comparing the market interest rates at the time of their initial recognition to the current market rates for similar financial instruments.

Based on the foregoing, there are no significant differences between the book value and the fair value of financial instruments (assets and liabilities) as of December 31, 2022 and 2021.

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

Under U.S. GAAP, the costs of clearing removal (production stripping costs) incurred during the production stage are recorded as part of the production cost of inventories; accordingly, such costs are recorded on the income statement at an earlier time than under IFRS.

(b)	Inventories

Under IFRS, the inventory costs include the amortization of production-stripping costs. Also, inventories are valued using the weighted average method and includes the stripping activity asset and worker’s profit sharing.

Under U.S. GAAP, the inventory cost excludes the amortization of production-stripping cost and the inventories are determined using the Last-In-First-Out (LIFO) method, the worker’s profit sharing is excluded from the inventory costing.

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

(d)	Deferred income tax –

The differences between US GAAP and IFRS are re-measurements that lead to different temporary differences.

(e)	Remediation and mine closure –

Under IFRS, the liability is measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability).

Under IFRS, the Company updates the discount rate used to discount its liability at the closing date, this change in the discount rate has an impact (increase/decrease) on the book value of the asset retirement cost (ARC) and the remediation liability.

Under U.S. GAAP, upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

Under U.S. GAAP, there is no requirement to update the discount rate.

(f)	Mine equipment main components -

Notes to the Financial Statements (continue)

Under IFRS, in accordance with IAS 16, the main components associated with mine equipment (primarily engines) are capitalized and depreciated based on the estimated useful lives.

Under U.S. GAAP, the Company’s policy is that those components are charged directly to the statement of comprehensive income at the time are utilized.

(g)	Stock-based compensation -

Under IFRS, this balance is presented as an equity item “Other equity contributions”, as disclosed in note 12(d).

Under US GAAP this balance is presented as part of the liability (Accounts payable – Related parties)

(h)	Water truck conversion

Under IFRS, in accordance with IAS 16, the conversion of truck into water truck are capitalized.

Under U.S. GAAP, the Company’s policy is that those conversion costs are treated as operating expense and charged directly to the statement of comprehensive income at the time are performed

Notes to the Financial Statements (continue)

24.   Reconciliation between net income and shareholders’ equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2022, 2021 and 2020 and to shareholders’ equity as of December 31, 2022, 2022 and 2020 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2022	2021	2020
	US$(000)	US$(000)	US$(000)
Net profit under IFRS	925,353	1,191,474	274,544
Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization, note 23 (a)	(170,012)	(100,662)	31,419
Inventories valuation, note 23 (b)	(1,077)	(23,831)	(906)
Remediation and mine closure, note 23 (e)	(485)	(148)	23
Deferred workers' profit sharing, note 23 (c)	(1,244)	27,749	(24,255)
Lease activity	767	1,189	1,597
Deferred income tax, note 23 (d)	62,941	38,164	(2,411)
Mine equipment main components, note 23(f)	(11,089)	(13,596)	(13,516)
Water truck conversion (h)	(7,769)	—	—
Other	(1,911)	(357)	(223)
Net income under U.S. GAAP	795,474	1,119,982	266,272

	2022	2021	2020
	US$(000)	US$(000)	US$(000)
Shareholders’ equity under IFRS	6,651,427	6,127,006	5,635,328
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization, note 23(a)	(538,270)	(368,258)	(267,596)
Inventories valuation, note 23(b)	(242,615)	(241,538)	(217,707)
Remediation and mine closure, note 23(e)	(6,113)	(5,627)	(5,480)
Deferred workers’ profit sharing note 23(c)	(60,910)	(59,666)	(87,415)
Lease activity	5,624	4,857	3,668
Deferred income tax, note 23(d)	294,280	231,339	193,176
Mine equipment main components, note 23(f)	(38,201)	(27,112)	(13,516)
Water truck conversion (h)	(7,769)	—	—
Stock-based compensation, note 23 (g)	(10,807)	(11,740)	(11,535)
Other	(1,853)	58	415
Shareholders’ equity under U.S. GAAP	6,044,793	5,649,319	5,229,338

Notes to the Financial Statements (continue)

25.   New U.S. GAAP Accounting Pronouncements

Accounting Standards Update- ASU 2022-01—Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method

The amendments in this Update are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years.

Accounting Standards Update- ASU 2022-02— Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures

For entities that have adopted the amendments in Update 2016-13, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

Accounting Standards Update- ASU 2022-03— Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years.

26.   Subsequent events

Since December 31, 2022, and through the date these financial statements were issued, no material events have occurred that may affect the amounts reported within these financial statements.