Form 20-F/A
period 2023-12-31
BUENAVENTURA MINING CO INC
filed 2025-01-14
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2023 of Compañía de Minas Buenaventura S.A.A. (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on May 1, 2024 (the “Original Form 20-F”). The Company is filing this Amendment solely to (i) restate the auditor´s opinion in connection with the financial statements of the associate Sociedad Minera Cerro Verde, which were reissued to include a critical audit matter, (ii) include the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report, which had been inadvertently left blank at the time of filing the Original Form 20-F and (iii) amend and correct minor typographical errors included in the Original Form 20-F.

Other than as expressly set forth above, no changes have been made to the Original Form 20-F, which is re-filed in its entirety. This Amendment does not reflect events that have occurred after the original filing of our Original Form 20-F or update, or purport to update, the disclosures presented therein. Accordingly, this Amendment should be read in conjunction with the Company’s reports filed and furnished with the Commission subsequent to the date of the Original Form 20-F.

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

Unless otherwise specified, references to a value denominated in “t” or “tonnes” refer to metric tons; the terms “g” or “gr” refer to metric grams; the terms “oz.” or “ounces” refer to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.1035 grams.

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

We record our investment in Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. As of December 31, 2021, 2022 and 2023, our equity interest in Cerro Verde was 19.58%.

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

Glossary of Selected Mining Terms

●	Alteration: Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solution.
●	As: Arsenic.
●	Assay: The chemical analysis of mineral samples to determine the metal content.
●	Brownfield project: An exploration or development project near or within an existing operation, which can share infrastructure and management.
●	Capital Expenditure: All expenditures not classified as operating costs but excluding corporate sunken costs such as acquisition.
●	Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.
●	Concentrate plant: A plant where metal concentration occurs.
●	Composite: Combining more than one sample result to give an average result over a larger distance.
●	Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
●	Crushing: Initial process of reducing ore particle size by impact to render it more amenable for further processing.
●	Cut-off Grade (CoG): The grade of mineralized rock above which it becomes profitable to extract the mineralization.
●	Deposit: A mineralized body that has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved.
●	Development: The process of constructing a mining facility and the infrastructure to support the facility is known as a mine development.
●	Diamond drill: A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections an inch or more in diameter.
●	Dilution: Waste which is rock below an economic cutoff value mined with ore.
●	Dip: Angle of inclination of a geological feature/rock from the horizontal.
●	District: A bounded division and organization of a mining region.
●	Disseminated: Fine particles of mineral dispersed throughout the enclosing rock.
●	Exploration: Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.
●	Fault: The surface of a fracture along which movement has occurred.

●	Gangue: Non-valuable components of the ore.
●	Grade: The measure of concentration of a specific mineral within mineralized rock.
●	Greenfield project: An exploration or development project that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.
●	Host rock: A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur.
●	Hydrothermal: A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution.
●	Igneous: Primary crystalline rock formed by the solidification of magma.
●	Indicated Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.
●	Inferred Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.
●	Intrusion: The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed.
●	Kriging: An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
●	Lithological: Description of the physical characteristics of a rock.
●	Massive: Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit.
●	Measured mineral resource: That part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.
●	Metal Concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.
●	Mineral Reserve: The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of “modifying factors” (which are defined as considerations used to convert mineral resources to mineral reserves, including, mining processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors). Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
●	Mineral resource: A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
●	Mineralization: The concentration of metals and their chemical compounds within a body of rock.

●	Mine site: An economic unit composed of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.
●	NSR: Net Smelter Return is the net revenue that the owner of a mining property receives from the sale of the mine’s metal/nonmetal products less transportation and refining costs.
●	Open pit: Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.
●	Ore: A mineral or aggregate of minerals from which metal can be economically mined or extracted.
●	Oxide: Mineral that has undergone chemical reaction in which the substance has combined with oxygen.
●	Probable Mineral Reserve: The economically mineable part of an indicated and, in some cases, a measured mineral resource.
●	Proven Mineral Reserve: The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.
●	RC: A method of drilling whereby rock cuttings generated by the drill bit are flushed up from the bit face to the surface through the drill rods by air or drilling fluids for collection and analysis.
●	Sedimentary: Pertaining to rocks formed by the lithification of accumulated of sediments, formed by the erosion of other rocks.
●	Siliciclasitic: Silica-based sediments, lacking carbon compounds, which are formed from pre-existing rocks, by breakage, transportation and redeposition to form sedimentary rock.
●	Stratigraphy: The study of stratified rocks in terms of time and space.
●	Sill: A tabular igneous intrusion that parallels the planar structure of the surrounding rock.
●	Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.
●	Strike: Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
●	Sulfide: A sulfur bearing mineral.
●	Sustaining Capital: Capital estimates of a routine nature, which is necessary for sustaining operations.
●	Tabular: Said of a feature having two dimensions that are much larger or longer than the third, or of a geomorphic feature having a flat surface, such as a plateau.
●	Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.
●	Tectonic: Pertaining to the forces involved in, or the resulting structures of, tectonics.
●	Tectonics: A branch of geology dealing with the broad architecture of the outer part of the earth, that is, the major structural or deformational features and their relations, origin and historical evolution.

●	Thickening: The process of concentrating solid particles in suspension.
●	Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this report refer to metric tonnes.
●	Total Expenditure: All expenditures including those of an operating and capital nature.
●	TRS: A Technical Report Summary as required by Regulation S-K 1300.
●	Ultramafic: Said of an igneous rock composed chiefly of mafic minerals.
●	Variogram: A statistical representation of the characteristics (usually grade).
●	Vein: An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with the associated replacement of the host rock; also, a mineral deposit of this form and origin.
●	Volcaniclastic: Pertaining to a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

PART I

ITEM 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.      Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.       Key Information

A.	Selected Financial Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The statement of financial position data as of December 31, 2021 has been derived from a consolidated statement of financial position which is not included in this Annual Report. The report of Tanaka, Valdivia & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited) on our Consolidated Financial Statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2023	2022	2021

	(US$ in thousands)(1)
Statements of profit or loss data:
Continuing operations
Operating income
Sales of goods	810,961	801,199	863,470
Sales of services	12,884	22,222	21,052
Royalty income	—	1,381	15,928
Total operating income	823,845	824,802	900,450
Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(457,354)	(461,942)	(529,731)
Unabsorbed cost due to production stoppage	(19,893)	(23,058)	(25,509)
Cost of sales of services, excluding depreciation and amortization	(6,243)	(3,163)	(1,269)
Depreciation and amortization	(181,039)	(176,781)	(187,211)
Exploration in operating units	(49,229)	(80,796)	(56,412)
Mining royalties	(18,839)	(17,733)	(12,974)
Total cost of sales	(732,597)	(763,473)	(813,106)

Gross profit	91,248	61,329	87,344
Operating income (expenses)
Administrative expenses	(69,183)	(67,728)	(67,585)
Selling expenses	(19,392)	(20,222)	(20,827)
Exploration in non-operating areas	(13,452)	(14,252)	(11,270)
Reversal (provision) of contingencies and others	6,927	(2,935)	(2,687)
Impairment recovery (loss) of long-lived assets	—	19,874	(14,910)
Write – off of stripping activity asset		—	(6,763)
Other, net	24,973	(15,085)	(29,260)
Total operating income (expenses)	(70,127)	(100,348)	(153,302)
Operating Profit (loss)	21,121	(39,019)	(65,958)
Share in the results of associates and joint venture	152,225	176,270	240,450
Foreign currency exchange difference	19,375	26,871	(18,686)
Finance income	9,057	14,443	5,952
Finance costs	(119,254)	(54,136)	(60,629)
Profit before income tax	82,524	124,429	101,129
Current income tax	(69,306)	(15,633)	(20,375)
Deferred income tax	26,312	15,592	44,046
Total income tax	(42,994)	(41)	23,671
Profit from continuing operations	39,530	124,388	124,800
Discontinued operations
(Loss) profit from discontinued operations (2)	(6,848)	478,547	(387,604)
Profit (loss)	32,682	602,935	(262,804)
Profit (loss) attributable to:
Owners of the parent	19,855	602,550	(264,075)
Non-controlling interest	12,827	385	1,271
Net Profit (loss)	32,682	602,935	(262,804)
Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent (3)(4)	0.08	2.37	(1.04)
Attributable to owners of the parent for continuing operations (3)(4)	0.11	0.49	0.49
Attributable to owners of the parent for discontinued operations (3)(4)	(0.03)	1.88	(1.53)
Statement of financial position data:
Total assets	4,533,799	4,503,227	4,561,811
Capital stock	750,497	750,497	750,497
Total shareholders' equity	3,169,211	3,162,941	2,538,531
Operating data (unaudited)
Production (5)
Gold (oz)	146,789	172,764	142,905
Silver (oz)	7,868,544	6,826,619	11,973,456
Copper (t)	35,463	29,088	23,360
Proven and probable reserves(6)
Gold (oz)	2,478,316	2,584,263	2,702,854
Silver (oz)	105,151,362	97,559,169	107,183,768
Copper (t)	1,913,819	1,948,620	1,982,717
(1)	Except per share, per ADS, outstanding shares and operating data.

(2)	See Note 1(e) to the Consolidated Financial Statements.
(3)

Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2021, 2022 and 2023, we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares. As of December 31, 2021, 2022 and 2023, we had 271,677 of Investment Shares (as defined below) outstanding, exclusive of 472,963 treasury shares as of December 31, 2021, 2022 and 2023.

(4)

We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted loss per share or ADS.

(5)

The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43% controlling equity interest as of December 31, 2023, 2022 and 2021, and Minera La Zanja S.R.L., or “La Zanja,” in which we owned a 100% controlling equity interest as of December 31, 2023 and 2022, and 53.06% controlling equity interest as of December 31, 2021. Amounts for 2021, 2022 and 2023 exclude production coming from the operating mines classified as discontinued operations.

(6)

The amounts in this table reflect the reserves of all of our consolidated subsidiaries other than Julcani, La Zanja and Tambomayo, which are not included as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”, and including El Brocal, in which we owned a 61.43% controlling equity interest as of December 31, 2023, 2022 and 2021. SRK Consulting Perú S.A. (“SRK”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for Uchucchacua and Orcopampa. SLR Consulting (Canada) Ltd. (“SLR”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for El Brocal and Coimolache. Agnitia Consulting S.A.C. (“Agnitia”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for San Gabriel. Mining Plus Peru S.A.C. (“MPP”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for Trapiche. Amounts for 2021, 2022 and 2023 exclude reserves coming from the operating mines classified as discontinued operations. The total amount of reserves does not consider ounces from Pads

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2021, 2022 and 2023 have been derived from Cerro Verde’s financial statements that are not included in this Annual Report. The report of Tanaka, Valdivia, & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited ) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 24 and Note 25 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2023	2022	2021

	(US$in thousands) (1)
Statements of comprehensive income:
Revenues	4,143,228	3,975,295	4,199,448
Costs of sales	(2,556,052)	(2,367,767)	(2,155,088)
Gross Margin	1,587,176	1,607,528	2,044,360
Operating expenses
Selling expenses	(158,244)	(157,373)	(109,886)
Other operating expenses	(91,219)	(24,212)	(8,510)
Other operating income	3,406	279	400

Operating profit	1,341,119	1,426,222	1,926,364
Financial income	36,285	12,314	1,713
Financial expenses	(67,118)	(5,616)	(30,393)
Foreign exchange gain differences, net	20,476	980	29,493
Profit before income tax	1,330,762	1,433,900	1,927,177
Income tax expense	(551,798)	(508,547)	(735,703)
Profit for the year	778,964	925,353	1,191,474
Basic and diluted earnings per share	2.225	2.643	3.404
Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012
Statement of financial position data:
Total assets	7,930,910	7,993,863	8,124,564
Capital Stock	990,659	990,659	990,659
Total shareholder's equity	6,680,374	6,651,427	6,127,006
U.S. GAAP
Profit for the year	642,763	795,474	1,119,982
Total shareholder's equity	5,937,557	6,044,793	5,649,319
Operating data (unaudited):
Production:
Copper (in thousand of recoverable pounds)	985,542	973,458	887,074
Proven and probable reserves - Tonnage:
Copper proven and probable reserves (Total Cerro Verde) (in million pounds)	31,067	32,466	32,175
Copper proven and probable reserves (attributable to the Company based on equity participation) (in million pounds) (2)	6,083	6,357	6,300
(1)Except per share and operating data.
(2)BVN’s equity participation in Cerro Verde was 19.58% for all the years shown.

B.      Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Factors Relating to the Company

We have incurred losses in the past and may incur losses in the future.

For the years ended December 31, 2023, 2022 and 2021, our net profit (loss) was $32.7 million, $602.9 million and $(262.8) million, respectively. We may incur losses in the future and there can be no assurance that we will be able to operate profitably during future periods. If we are unable to operate profitably during future periods, and are not successful in obtaining additional financing, we could be forced to cease certain exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

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

The results of our operations are significantly affected by the market price of specific metals, which are cyclical and subject to substantial price fluctuations. We derive our revenues primarily from the sale of gold and silver and in the case of Cerro Verde, in which we have a material equity investment, we derive revenues primarily from copper sales. The prices that we and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including (i) the overall demand for and worldwide supply of gold, silver, copper and other metals; (ii) levels of supply and demand for a broad range of industrial products; (iii) the availability and price of competing commodities; (iv) international economic and political trends; (v) currency exchange fluctuations (specifically, the U.S. Dollar relative to other currencies); (vi) expectations with respect to the rate of inflation; (vii) interest rates; (viii) actions of commodity markets participants; and (ix) global or regional political or economic crises.

In the past, we engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly owned subsidiaries no longer hedge the price at which our gold and silver will be sold except for the Brocal unit that is allowed to hedge the price of copper and zinc. In addition, Cerro Verde does not engage in hedging activities. As a result, the prices at which we and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 35 to the Consolidated Financial Statements. For information on gold and silver prices for each of the years in the five-year period ended December 31, 2019, see “Item 4. Information on the Company—Buenaventura—B. Business Overview—Sales of Metal Concentrates.”

On December 31, 2023 and March 31, 2024, the morning fixing price for gold on the London Bullion Market was US$ 2,062 per ounce and US$ 2,207 per ounce, respectively. On December 31, 2023 and March 31, 2024, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$ 23.79 per ounce and US$ 24.54 per ounce, respectively. On December 31, 2023 and March 31, 2024, the London Metal Exchange Spot Price for copper was US$ 8,464 per tonne and US$ 8,767 per tonne, respectively.

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

COVID-19 Pandemic

Ministerial Resolution 031-2023-MINSA ended the Health Energency on May 25, 2023. However, with the potential for new variants of COVID-19 to emerge, the Peruvian government may re-impose restrictive measures to help slow its spread in the future, which could impact our business. . Currently, we are subject to certain minor rules and recommendations mainly related to precautionary measures contemplated in Resolution No. 022-2024-MINSA that approved Administrative Directive No. 349-MINSA/DIGIESP-2024, which established new provisions for the prevention, surveillance and control of workers at risk of exposure to COVID-19.

Economic, mining and other regulatory policies of the Peruvian government, as well as political, regulatory and economic developments in Peru, may have an adverse impact on our and Cerro Verde’s businesses.

Our and Cerro Verde’s activities in Peru require us to obtain mining concessions or provisional permits for exploration and processing concessions for the treatment of mining ores from the Peruvian Ministry of Energy and Mines (the “MEM”). Under Peru’s current legal and regulatory regime, to maintain these mining and processing rights companies must meet a minimum annual level of production or investment and pay an annual concession fee. A fine is payable for the years in which minimum production or investment requirements are not met. Although we are, and Cerro Verde has informed us that they are, current in the payment of all amounts due in respect of mining and processing concessions, failure to pay such concession fees, processing fees or related fines for two consecutive years could result in the loss of one or more mining rights and processing concessions, as the case may be.

Mining companies are also required to pay the Peruvian government mining royalties and/or mining taxes. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Mining Royalties and Taxes.” We cannot guarantee that the Peruvian government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our or Cerro Verde’s results of operations or financial condition. In addition, future regulatory changes, changes in the interpretation of existing regulations or stricter enforcement of such regulations, including changes to our concession agreements, may increase our compliance costs and could potentially require us to alter our operations. We cannot guarantee that future regulatory changes will not adversely affect our business, financial condition or results of operations.

On December 7, 2022, Peru’s former President Pedro Castillo announced the dissolution of the congress and called for new elections as soon as possible, provoking an attempted coup d’état. Subsequently, he was removed from office and arrested. On the same day, Castillo’s vice president Dina Boluarte assumed the presidency of Peru, to serve the remaining presidential term until 2026. President Boluarte is Peru’s sixth president since 2018. None of her five predecessors in office completed the five-year term established by the Constitution and several former presidents are in prison or prosecuted in judicial proceedings. President Boluarte has publicly encouraged economic stability and private investment and is trying to amend several policies enacted during the Castillo government. On December 11, 2022, President Boluarte announced she would introduce a bill to accelerate the general elections up to April 2024, however, Congress rejected this proposal. Since then, there has been considerable political unrest in Peru, and demonstrations related to the political situation have led to multiple clashes between protestors and security forces, resulting in casualties and deaths. The political unrest also resulted in many roadblocks across the country and some smaller airports such as Andahuaylas, Cusco, Juliaca and Arequipa across Peru have seen their operations interrupted. We cannot assure that the new government will continue with its initial policies. Future proposals of President Boluarte (or of other political officials in Peru) could affect the macroeconomic climate in Peru, including spurring currency volatility. Such political instability could have a material adverse effect on our business, prospects, financial condition, results of operations or cash flows.

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

We anticipate additional laws and regulations will be enacted over time with respect to environmental matters. The development of more stringent environmental protection programs in Peru could impose constraints and additional costs on our and Cerro Verde’s operations and require us and Cerro Verde to make significant capital expenditures in the future. Although we believe that we are substantially in compliance, and Cerro Verde advised us that they are substantially in compliance, with all applicable environmental regulations, we cannot assure you that future legislative or regulatory developments will not have an adverse effect on our or Cerro Verde’s business or results of operations. See “Item 4. Information on the Company—Buenaventura—B. Business Overview—Regulatory Framework—Environmental Matters” and “—Permits” and “Item 4. Information on the Company—Yanacocha—B. Business Overview—Environmental Matters.”

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

Our operations are subject to physical challenges related to climate change

Climate change may have an adverse impact on the regions where our operations are located. Our operations are exposed to certain risks due to climate change including droughts, heavy precipitation, extremely high temperatures and severe weather events, such as El Niño and Global El Niño. Extreme weather conditions could disrupt day to day mining operations. For example, flooding may damage the roads we rely on and potentially reduce our productivity, increase our costs and increase the lead times for mineral concentrates and supplies. Additionally, exceptionally high level of precipitation could exceed the capacity of our water treatment plans, which is a risk we factor into operational analysis.

Russia/Ukraine War, Conflicts in the Middle East, Other Conflicts and Terrorism.

Our business and operations may be adversely affected by political tension, hostility and instability caused by conflicts in Europe, the Middle East and Asia. For example, On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and since then sustained conflict and disruption in the region has occurred and is likely to continue. In response, several countries imposed broad and far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. Additionally, the ongoing conflict in Israel which began in October 2023 has enveloped the Middle East region in unrest. This conflict has extended to the Persian Gulf where increasing attacks on international shipping have caused concern due to the potential economic impact and supply chain concerns. It is not possible to predict the broader or longer-term consequences of the war in Ukraine, or the conflict in Israel which could include expansion of the conflict into adjacent countries, further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, fuel prices, currency exchange rates and financial, credit and insurance markets. Regional unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects.

Our estimates of mineral reserves and resources may be materially different from the total mineral quantities we actually recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain mineral reserves and resources uneconomical to mine.

There is a degree of uncertainty attributable to the estimation of mineral reserves and resources. Until mineral reserves and resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only, and no assurance can be given that the indicated levels of metals will be produced. To determine whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties. The estimation of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the qualified persons preparing such estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available.

Our estimates of mineral reserves and resources are based on geological interpretation and geostatistical inferences or assumptions drawn from drilling and sampling analysis made as of the date of such estimates. We periodically update our mineral reserves and resources estimates based on the guidelines of the relevant qualified persons with respect to new data from exploratory and infill drilling, results from technical studies and the experience acquired during the operation of the mine and metallurgical processing, as well as changes to the assumptions used to calculate these estimates.

Several of the assumptions used to calculate these estimates, including the market prices of commodities, operating and capital costs and mining and metallurgical recovery rates, among others, can greatly fluctuate, which may result in significant changes to our current estimates. These changes may also render it uneconomic to exploit some or all of our proven and probable mineral reserves and measured and indicated mineral resources or may ultimately result in a reduction of mineral reserves and resources.

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

Mineral reserves data is only indicative of future results of operations at the time the estimates are prepared and are depleted over time as we conduct our mining operations. We use several strategies to replenish and increase our depleted mineral reserves, including exploration activities and the acquisition of mining concessions. If we are unable to replenish our mineral reserves or develop our mineral resources, our business, results of operations and prospects would be materially adversely affected.

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

In the future, we may decide to expand our business by acquiring other companies in Peru or abroad in order to diversify our existing portfolio of products and services and expand our geographic footprint, or alternatively, contract our business by disposing some of our assets. Any future acquisitions and dispositions will depend on our ability to identify suitable candidates or buyers, negotiate acceptable terms, and obtain financing in the case of acquisitions. If future acquisitions or dispositions are significant, they could change the scale of our business and expose us to new geographic, political, operating, and financial risks. In addition, each transaction involves a number of risks, such as the diversion of our management’s attention from our existing business, possible adverse effects on our results of operations, our inability to achieve the intended objectives of the transaction and potential unknown liabilities associated with the acquired assets.

Estimates of proven and probable reserves are subject to uncertainties and the volume and grade of ore actually recovered may vary from our estimates.

The proven and probable ore reserve figures presented in this Annual Report are our and Cerro Verde’s estimates, and there can be no assurance that the estimated levels of recovery of gold, silver, copper and certain other metals will be realized. Such estimates depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which may prove to be materially inaccurate. Actual mineralization or formations may be different from those predicted. As a result, reserve estimates may require revision based on further exploration, development activity or actual production experience, which could materially and adversely affect such estimates. No assurance can be given that our or Cerro Verde’s mineral resources constitute or will be converted into reserves. Market price fluctuations of copper, gold, silver and other metals, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of proven and probable ore reserves. Moreover, short-term operating factors relating to the reserves, such as the processing of different types of ore or ore grades, could adversely affect our profitability in any particular accounting period.

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

During 2007 and 2008, Buenaventura modified its client contracts for the purposes of the sale of gold, shifting from a fixed price arrangement to a variable price arrangement. This allowed the Company to appropriately benefit from improved market prices. Additionally, it caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax payable by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT during subsequent fiscal years.

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

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$100.5 million updated at the exchange rate of December 31, 2023) which, when accounting for alleged penalties and fees at the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$567.6 million based on the exchange rate corresponding to December 31, 2023).

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

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,584,227,000 (equivalent to US$426,670,000 based on the exchange rate corresponding to December 31, 2023), which included updating the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/78,279,000 (equivalent to US$21,082,000 based on the exchange rate corresponding to December 31, 2023). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$52,199,000 based on the exchange rate corresponding to December 31, 2023) which included updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/8,477,000 (equivalent to US$2,283,000 based on the exchange rate corresponding to December 31, 2023). For fiscal year 2010, as a result of a deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$96,273,000 based on the exchange rate corresponding to December 31, 2023) which included the updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/16,762,000 (equivalent to US$4,514,000).

As of December 31, 2023, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

On November 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the Cassation Ruling declaring the lawsuit filed by the Company unfounded. In response, on December 22, 2023, the Company and its sponsoring lawyers filed an amparo request before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the annulment of the cassation ruling in response to the violations to the right constitutional protection of the Company.

As part of the assessment of the status of the process as of 2023, the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the paments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, for which it was recognized with effect on the results of the year a liability due to a claim to the Tax Administration for S/420,231,000 (equivalent to US$113,178,000) regarding the portion of accounts receivable related to such carry-forwarded losses. The impact in profit or loss was distributed as follows: others, net (US$9,598,000), financial expenses (US$58,454,000), and income tax (US$45,126,000).

In March 2024, the Supreme Court notified the cassation ruling that declared the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007 to be unfounded. In the opinion of our counsel, there are solid grounds to file an amparo claim, that will be ultimately resolved by the Constitutional Court, requesting the annulment of the aforementioned cassation as a result of the violation of constitutional rights and guarantees. The Company will file said constitutional action in the following days. The liability previously mentioned does not represent a withdrawal from the process, since the process remains in progress. Moreover, it does not imply a cash outflow as it is related to a payment in full made in previous years prior to the recognition of the account receivable.

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

Energy represents a significant portion of our production costs. Our principal energy sources are electricity, purchased petroleum products and natural gas. An inability to procure sufficient energy at reasonable prices or disruptions in energy supply could adversely affect our profits, cash flow and growth opportunities. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as cyanide, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control, and such prices are at times subject to volatile movements. Increases in the cost of these commodities or disruptions in energy supply could make our operations less profitable, even in an environment of relatively high copper, gold or silver prices. Increases in the costs of commodities that we consume or use may also significantly affect the capital costs of new projects.

We may be adversely affected by labor disputes.

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations.

As of December 31, 2023, unions represented approximately 18.27% of our and our subsidiaries’ employees, including Coimolache’s employees and contractors. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

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

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our results of operations and financial position. Despite this, we have installed geotechnical instrumentation according to indications of consultants, reviewers and engineers of record. We also monitor instrumentation according to operation manuals of each component and recommendations of specialists. All these implementations have been carried out following Peruvian laws and international standards for such as The Canadian Dam Association (CDA) for designs in tailings facilities and The Mining Association of Canada (MAC) for management of tailings facilities. Both standards consider the entire life cycle of tailing facilities, from the conception, through the design, construction, operation, closure and post-closure.

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

As of December 31, 2023, we have a 19.58% partnership interest in Cerro Verde and no longer hold any interest in Yanacocha. We also hold 19.32% of Tinka Resources Limited. These interests may constitute “investment securities” for purposes of the Investment Company Act. On February 8, 2022, the Company sold the entirety of its stake in Yanacocha to Newmont. As such, Yanacocha has been classified in our financial statements  as of December 31, 2021 as an asset held for sale as outlined in Note 1(e) to our Consolidated Financial Statements.

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

The rupture of a tailings dam or similar structure may cause severe damages. Currently, the Company owns 14 tailings dams, consisting of 5 active and 9 inactive (those in the process of being closed or remediated) tailing dams, and other geotechnical structures like water dams, dumps, open pits, and leaching pads. All active and three of the inactive tailings dams were built using the “downstream” raising method or were raised with filtered/compacted tailings. The remaining inactive tailings dams were built using the “upstream” raising method, which could present stability risks, especially related to liquefaction.

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

Our business is subject to a signifcant number of laws and regulations in Peru and the United States, including without limitation, those pertaining to anti-bribery and anti-corruption, such as Peru’s Law 30424 – Law that Regulates the Administrative Liability of Legal Entities in Criminal Process, as amended, the Foreign Corrupt Practices Act (“FCPA”) and the applicable sanctions imposed by the United States Treasury’s Office of Foreign Assets Control (“OFAC”).

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

The nature and dynamism of the Company’s operations and the number of third parties with which it interacts, which includes public officials, requires ongoing and adequate monitoring to identify improper practices, fraud or violations of the law by our employees, contractors, managers or any other person doing business with or on behalf of the Company, and thereby the Company has continued to update its third party risks as well as other risks, reinforcing its internal processes and controls in this respect.

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

Factors Relating to Peru

The political and social situation in Peru is complex and has a direct impact on the economy and investment climate in the country.

Both Compañía de Minas Buenaventura and Cerro Verde conduct their mining operations exclusively in Peru. Consequently, the political and social instability that periodically affects Peru, as well as the severe weather events that primarily impact the north coast and center of the Peruvian territory impacts our business, financial condition, mining activity results and our company.

For most of 2022, then President Pedro Castillo Terrones, and those closest to him, faced inquiries about the quality of his management, scandals related to irregular contracting processes, and his appointment of senior officials who did not meet the qualifications to hold high responsibility positions. Over the course of his almost 500 day tenure, the Castillo administration appointed 78 State Ministers, an unprecedented number of appointments in Peruvian politics.

President Castillo faced three presidential vacancy processes to remove him from office based on charges related to tax investigations, links to individuals related to radical left factions, and ties to a shadow power group, among others. The third presidential vacancy vote scheduled for December 7, 2022, was expected to fail for lack of sufficient support. However, on December 6, 2022, President Castillo announced the dissolution of Congress and establishment of an exceptional emergency government in an attempted “self-coup”. On the same day, Congress inaugurated Dina Boluarte as the first female president of Peru.

Dina Boluarte, an official from Apurimac and vice president of Pedro Castillo, started her provisional government in a context in which large sections of the country began to demand the recall of the politicians, not only in the executive branch but also in the legislative branch.

According to analysts, President Boluarte misstepped in the early days of her administration when she declared that she would govern until July 28, 2026, completing the term of her predecessor, Pedro Castillo. However, faced with mounting nationwide protests, the president reversed her decision two months later and announced that she would hold office until 2023. President Boluarte repeatedly called on Congress to undertake constitutional reform to accelerate the at-large elections, which Congress has consistently rejected.

The escalation of popular discontent towards country’s politicians caused one of the most serious social unrests in the republican history of Peru. Large portions of the population across nine regions of the country, concentrated in the southern and central regions where major mining operations are situated, mobilized violently and clashed with law enforcement. Radical groups took advantage of this instability to instigate constitutional reform and, consequently, change the country’s economic model.

More than 60 Peruvians, including a police officer, died during three months of widespread violence in the country. Public and private institutions, such as banks, police stations, supermarkets, municipalities, airports and even the homes of some officials were attacked by radical groups. Likewise, important facilities in the mining-energy sector, such as Camisea (Cusco), Julcani (Huancavelica), and Antapaccay (Cusco) suffered acts of vandalism.

Currently, Peruvian authorities are investigating President Boluarte for unlawful enrichment and on March 29, 2024, Peruvian police raided her residence. Following the raid nearly a third of her cabinet resigned and Congress approved her third cabinet in 16 months. Since then, there also been two attempts to bring a presidential vacancy process against Boluarte to debate, which were rejected. It is currently unclear what the result of the investigation will be or whether there will be other attempts to remove Boluarte from office or the impact of those events on the political, social and economic situation in Peru and ultimately our business.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Inflation, reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations.

Prior to 1994, Peru periodically experienced high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by Instituto Nacional de Estadística e Informática has fallen from a high of 7,649.7% in 1990 to 3.2% in 2023. Our revenues and operating expenses are primarily denominated in U.S. Dollars. If inflation in Peru were to increase without a corresponding devaluation of the Sol relative to the U.S. Dollar, our financial position and results of operations, and the market price of our Common Shares and ADSs, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation since 1999, and the Peruvian economy has experienced strong growth in recent years, there can be no assurance that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation would be the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at December 31, 2023 were US$73.6 billion as compared to US$71.9 billion at December 31, 2022, as per the Banco Central de Reserva. Although actual foreign reserves must be maintained at levels that will allow the succeeding government the ability to manage the Peruvian economy and to assure monetary stability in the near future, there can be no assurance that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations, or that Peru will not devalue its currency should its foreiggn reserves decline.

Climatic phenomena in Peru have an impact on some economic activities and infrastructure in the country.

Multiple global studies have consistently highlighted Peru as one of the nation’s most susceptible to the adverse effects of climate change and water scarcity.

In March 2023, Cyclone Yaku made landfall in Peru, mainlyaffecting regions in the northern coast of the country. Cyclone Yako brought intense rains and consequently activation of rivers and streams, which produced floods, landslides and road interruptions.

Likewise, in March 2023, the Multisector Commission in charge of the National Study of the El Niño Phenomenon (ENFEN) upgraded the alert system status from  “Surveillance of El Niño Costero” to “El Niño Costero Alert” (Niño 1+2 region), due to unusual changes in the ocean-atmosphere coupling in the Niño 1+2 region, which includes the northern and central zone of the Peruvian sea, which has caused the warming expected for March to extend during the fall with an initial magnitude of weak.

On June 8, 2023 the Government, through Supreme Decree No. 072-2023-PCM, made official the declaration of a state of emergency in several provincial districts of various regional governments of the country, due to imminent danger due to intense rainfall and possible El Niño Phenomenon.

According to ENFEN, the characterization of "El Niño Costero" was initially considered moderate, then at the end of 2023 it became strong and returned to moderate.

On July 4, 2023, the World Meteorological Organization officially declared the start of the Global El Niño phenomenon, which will cause an increase in temperature and various climatic events. It is unclear what the impact of the Global El Niño will be on Peru’s infrastructure and economic activity or its impact on our business.

The Peruvian economy is temporarily stagnant, but it could rebound for the rest of the year despite political upheavals and natural phenomena.

The growth of the Peruvian economy will be between 2.5% and 3% this year, according to the perspectives indicated by the Central Reserve Bank of Peru and World Bank, despite the presence of the El Niño and Global El Niño phenomena. Natural phenomena may affect the supply chain, and key infrastructure, and may raise the price of essential items such as rice and lemon, items that are highly popular.

Inflation will be around 3% in the first quarter of the year and the trend is for it to decrease towards the middle of the year. The exchange rate remains relatively stable and the country risk remains among the lowest in the region.

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

Factors Relating to the Common Shares and ADSs

The concentration of our capital stock ownership with certain major shareholders may limit our stockholders’ ability to influence corporate matters.

As of March 31, 2024, Antofagasta plc and two of our directors (and their families), Roque Benavides and Raul Benavides (collectively, the “Benavides Family”) held an aggregate of approximately 35% of Buenaventura’s outstanding share capital (including outstanding Common Shares and investment shares with a nominal (par) value of ten Peruvian Soles per share, which do not entitle their holders to voting rights (“Investment Shares”)). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate.

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

A sale of a substantial number of shares by the our major shareholdersBenavides Family could have an adverse impact on the price of our Common Shares and ADSs.

The sale of a substantial number of our shares by Antofagasta plc or members of the Benavides Family, or a market perception of the intention of Antofagasta plc or members of the Benavides Family to sell a substantial number of shares, could materially and adversely affect prevailing market prices for the Common Shares and ADSs. There is no contractual restriction on the disposition of shares of our share capital by our shareholders. Furthermore, under the Ley General de Sociedades Peruanas, or “Peruvian Companies Law,” any restriction on the free sale of shares in a sociedad anónima abierta (publicly held corporation) such as we are, is null and void.

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

ITEM 4.      Information on the Company

BUENAVENTURA

A.History and Development

Overview

We are Peru’s largest publicly traded precious metals company in terms of market capitalization and we are engaged in the exploration, mining and processing of gold, silver, copper and (to a lesser extent) other metals in Peru. We currently operate the Orcopampa, Uchucchacua, Julcani, Tambomayo and La Zanja mines and have controlling interests in two other mining companies that operate the Colquijirca-Marcapunta and Coimolache mines. We also own an electric power transmission company, a hydroelectric plant and a processing plant, as well as non-controlling interests in several other mining companies, including a significant ownership interest in Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2023, our consolidated operating income were US$823.8 million and our consolidated net profit was US$32.7 million.

Discontinued operations. During December 2021, Buenaventura management reclassified its negative investment held in Minera Yanacocha S.R.L for US$264,838,000 as available for sale and recognized it as a discontinued operation in the consolidated income statement for the years 2019, 2020 and 2021. See Note 1(e) and Note 2.4(w) to the Consolidated Financial Statements of 2021 and 20F 2021 for further details. On February 7, 2022, Buenaventura entered into definitive agreements to sell the entirety of its interest in Yanacocha for cash consideration of $300,000,000 to Newmont, as well as contingent cash payment linked to (i) production of the Sulphides Project that Newmont plans to develop at Yanacocha and (ii) potential future increases in mineral prices. Collectively, such contingent payments can potentially amount to an additional $100,000,000. On February 8, 2022, Newmont paid us the initial $300,000,000 cash consideration owned. During 2022, we sold our Yanacocha mining unit which was previously classified as an discontinued asset during 2021. As of December 31, 2023, we have classified 2 mining units as units with discontinued operations: Poracota and Shila-Paula. See Note 1 (e) and Note 2.4 (v) to the Consolidated Financial Statements.

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua, Julcani, Tambomayo, El Brocal, La Zanja, Coimolache and Cerro Verde mines for the year ended December 31, 2023:

		Total Production (unaudited)						Buenaventura’s Equity Share of Production (unaudited)
	Buenaventura’s
	Equity	Silver	Gold	Lead	Zinc	Copper	Molybdenum	Silver	Gold	Lead	Zinc	Copper	Molybdenum
UNIT	Ownership	(Oz)	(Oz)	(t)	(t)	(t)	(t)	(Oz)	(Oz)	(t)	(t)	(t)	(t)
Orcopampa	100.00%	30,164	83,239	0	0	0	0	30,164	83,239	0	0	0	0
Uchucchacua	100.00%	2,595,038	0	1,962	2,763	0	0	2,595,038	0	1,962	2,763	0	0
Julcani	100.00%	1,670,679	237	545	0	14	0	1,670,679	237	545	0	14	0
Tambomayo	100.00%	1,590,784	41,675	3,877	5,092	0	0	1,590,784	41,675	3,877	5,092	0	0
El Brocal	61.43%	3,192,724	20,442	5,026	17,153	57,707	0	1,961,290	12,558	3,088	10,537	35,450	0
La Zanja	100.00%	20,589	9,080	0	0	0	0	20,589	9,080	0	0	0	0
Coimolache	40.09%	264,835	67,140	0	0	0	0	106,183	26,919	0	0	0	0
Cerro Verde	19.58%	4,076,615	0	0	0	447,035	9,874	798,201	0	0	0	87,529	1,933
Total Production		13,441,428	221,814	11,410	25,008	504,756	9,874	8,772,928	173,708	9,472	18,392	122,993	1,933

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

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru, in order to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs which were designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja, Breapampa and Tambomayo mines. In addition, we made significant equity investments in Cerro Verde, which operates an open pit copper mine in Peru, and Coimolache, which owns the Coimolache gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold, silver and copper.

Business Strategy

Our strategy is to sustain our position as Peru’s largest, publicly traded gold and silver mining company by expanding our reserves and production. We are currently engaged in an active exploration and mine development program and participate in several mining exploration projects with Southern Copper Corporation and Tinka Resources Limited. In addition, we seek to increase the efficiency and capacity of our mining operations. We are aware of our social and environmental responsibilities and aim to excel in the prevention, mitigation and rehabilitation of mining-related disturbances.

Maintaining an Active Exploration Program

During the years ended December 31, 2023, 2022 and 2021, our “exploration in non-operating areas” expenses and “exploration in operating units” expenses were as follow:

	Year ended December 31,
	2021	2022	2023

	(US$ in thousands)
Exploration in non-operating areas
Marcapunta	1,383	4,008	4,095
Emperatriz	5,742	5,243	3,958
Ccelloccasa	405	1,748	151
San Gabriel	1,010	282	1,148
Other, net	2,730	2,971	4,100
Total exploration in non-operating areas	11,270	14,252	13,452

Exploration in operating units
Uchucchacua	11,090	32,592	24,423
Orcopampa	11,466	11,594	6,071
Julcani	6,107	6,747	6,990
Tambomayo	10,076	9,980	3,446
Colquijirca	17,099	16,671	7,761
La Zanja	574	3,212	538
Total exploration in operating areas	56,412	80,796	49,229

In 2024 we intend to invest approximately between US$ 41.0 and US$ 44.0 million in exploration in operating units (mainly in Tambomayo, Orcopampa, Uchucchacua and El Brocal) and between US$ 14.0 and US$ 16.0 million in exploration in non-operating areas.

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

Buenaventura recognizes in its corporate materiality analysis the importance of climate change for the country and the areas where our mining operations are conducted. In response to this challenge, our company has undertaken an initial analysis of climate change-associated risks in each of the areas where our mines and projects are located, based on climate data provided by public entities and direct information from our own units.

It is important to mention that Peru has not yet implemented regulations regarding climate change, except for the commitments made by the Peruvian state within the framework of the Conference of the Parties (COP) of the United Nations Framework Convention on Climate Change.

Buenaventura has initiated a gap assessment to establish a roadmap for gradually aligning with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), identifying corporate strengths regarding climate governance and greenhouse gas emissions measurements. Likewise, processes for improvement have been identified regarding the analysis of risks under long-term climate scenarios and the corresponding financial impacts and opportunities.

Concerning the demand for low-emission goods and services, we acknowledge that the use of low-emission greenhouse gas (GHG) energy is a key sustainability element for our mining operations. Therefore, we believe that our GHG mitigation efforts are supported by a market-based approach to renewable energy consumption.

Furthermore, considering market and investor requirements about climate change-related disclosure, we believe that the trend of demand for goods and services is shifting towards low-carbon economies. In this regard, we consider that Buenaventura’s minerals (such as copper, silver, zinc, among others) will have competitive advantages in the market due to their contribution to energy transition.

Buenaventura has been working to manage its emissions, which, according to GHG inventories conducted since 2021, show very low levels, especially when compared to other activities in the same sector. At the same time, we aim not only to align our operations with the requirements of products resulting in lower carbon emissions, such as copper, but also to prepare for future responses to commercial and regulatory trends related to climate change. At the moment, Buenaventura currently has no plans for initiatives involving the purchase or sale of carbon credits.

The primary physical risks associated with climate change, which could potentially impact operational results, are related to the Ultraviolet Radiation Index (UVI) and mass movements triggered by high precipitation.

The Ultraviolet Radiation Index (UVI) established by the World Health Organization is a measure of the intensity of solar UV radiation at the Earth’s surface. It is expressed on a scale from 1, which is low, to greater than 11, which is dangerously high. Buenaventura’s operations are in high-altitude areas that have a high UVI, ranging from 13 to 16 UV according to the UVI map of Peru’s National Meteorology and Hydrology Service (SENAMHI, by its initials in Spanish).

According to SENAMHI, during the summer of 2021-2022, levels of ultraviolet radiation were considered between high and extremely high throughout the country. In the regions where Buenaventura’s operations are located, monthly averages of UV index fluctuated between 9 and 13, with maximum values between 10 and 17 (extremely high). In 2023, in the highlands, maximum UV index values ranged from 9 to 17, extremely high. Nevertheless, this topic is not currently considered as a material risk for our operations, due to the preventive measures implemented by the company (use of personal protective equipment, worker training, etc.).

According to the National Center for Estimation, Prevention and Reduction of Disaster Risks (CENEPRED, by its initials in Spanish), the rainy season in our country occurs between September and April, with the highest precipitation happening during the summer months (January to March). The intensity of the rains will depend on the behavior of the ocean and the atmosphere, causing amounts greater or less than their normal values, and may present extreme situations in each space and time.

The risk scenario is linked to excess rainfall, potentially leading to floods, landslides, or other types of mass movement, which could result in damage or losses to the population and their livelihoods, as well as disrupt the transport routes used by operations for the transfer of supplies, mineral concentrates, and workers.

The rainy season of 2021-2022 was influenced by La Niña event in the Central Pacific, leading to reduced rainfall frequency in the western Andes. Consequently, there was a precipitation deficit during the spring of 2021 and the summer of 2022, although drought conditions did not occur in the high Andean areas where our operations are situated (SENAMHI, Analysis of the national rainy season, 2021-2022).

However, in late February 2023, heavy rains linked to an uncommon tropical depression named Cyclone Yaku impacted the coastal regions. In the areas where our operations are situated, the precipitation patterns had no significant physical risks, considering the functionality of our water management infrastructure for handling exceptional rainfall.

In May 2023, isolated rainfall occurred in the central and southern highlands due to the arrival of a weather system known as an Isolated High-Level Depression, commonly referred to as DANA, but it had no material impact on the regions where our operations are located.

The National Study of the El Niño Phenomenon (ENFEN) forecasted the probability of occurrence for the last semester of 2023 corresponding to the Coastal Niño zone (Niño 1+2), which typically affects Peru in conditions that have remained moderate.

Mining Operations

Map 1. Mines and Properties in Peru.

Orcopampa

Location and means of access

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

Title, leases and options

The Orcopampa mine is wholly owned and operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2023, we made lease payments of US$12.8 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

Mineralization

The Orcopampa mine consists of an epithermal gold telluride deposit, hosted into lava flows and domes of Sarpane complex (calc-alkaline to high potassium), of early Miocene to Holocene, which forms part of the tertiary metallogenic belt of Southern Peru (Au-Ag).

Operations and infrastructure

Mining at Orcopampa is conducted underground using cut-and-fill methods. Mine ore is processed by the carbon-in-leach method in a plant located in Orcopampa. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and local river.

The mining method in Orcopampa’s underground mine is conventional and mechanized cut and fill (Breasting), this method is used to mine ore veins thickness from 0.9 to 5m. Mining is done by us and a service contractor. The equipment used for development and exploration includes single-arm jumbos, bolters, scaler and scoop loaders (4yd3). The equipment used for conventional production are jacklegs, micro-electrical scoops (0.52yd3) and for mechanized are single-arm jumbos and diesel scoop loaders (2.5yd3). Ore haulage to surface is done with 10 m3 underground tipper trucks and 40m3 loading pocket in Nazareno’s and Prometida’s Shaft. Ore is taken to the process plant with 15 - 20 m3 tipper trucks.

Production

The Orcopampa mine is in the production stage and has a treatment plant capacity of 3,000 tonnes of ore per day. The table below summarizes the Orcopampa mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was higher than in 2022 to compensate for the lower average grade of mined ore.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	189,265	236,505	288,104
Average ore grade
Gold grade (g/t)	8.20	10.01	9.34
Silver grade (g/t)	4.42	5.71	4.42
Metal contained in concentrates production
Gold (Oz)	50,020	74,478	83,239
Silver (Oz)	14,814	32,124	30,164
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,303	913	951
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	18.14	11.32	10.96
Capital Expenditures (in millions of US$)	3.0	3.6	4.5

Mineral Reserves and Mineral Resources

The Orcopampa Mineral Reserves are estimated at a net smelter return (“NSR”) cut-off value of 144.35 US Dollars per tonne (“US$/t”). A minimum mining width of 0.9 to 5m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,750 US$/oz and silver: 23 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at life of mine (“LOM”) average head grade amounts to 96.0% for gold and 73.0% for silver. The current LOM plan continues through 2024. However, we are continuing our exploration program, and these figures are subject to change. The total book value for the Orcopampa property and its associated plant and equipment was US$ 23.18 million as of December 31, 2023.

Orcopampa – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	7,059	10.33	5.20	2,345	1,179
100%	Probable	215,277	9.73	4.99	67,375	34,562
	Subtotal	222,336	9.75	5.00	69,721	35,741

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

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

Orcopampa – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	7,059	2,345	1,179
Probable	(40,015)	(10,435)	(1,179)
Subtotal	(32,956)	(8,089)	0

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 100%.

In comparison to 2022, Orcopampa’s Mineral Reserves show a decrease mainly due to depletion of reserves mined in 2023.

Orcopampa– Year End Mineral Resources as of December 31, 2023 (on an 100% ownership basis) (1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	10,536	7.55	8.11	2,557	2,747
	Indicated	313,852	5.44	17.14	54,915	172,995
100%	Subtotal	324,388	5.51	16.85	57,472	175,742
	Inferred	844,382	7.08	23.43	192,070	636,191

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Orcopampa Mineral Resources estimates in the table above were completed with high and low-grade envelops that were prepared from the generation of statistics, p-plot graph, and contact-plot identification that indicates the presence of high-grade ore population. Variogram was conducted in composites and estimate plan. The validation tools used were visual validation, cross validation, global validation and local validation or swath plot.

Orcopampa – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	10,536	2,557	2,747
Indicated	(29,315)	(43,941)	(99,080)
Subtotal	(18,779)	(41,384)	(96,333)
Inferred	470,936	74,166	450,329

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 100%.

In comparison to 2022, Orcopampa’s Mineral Resources show an increase, mainly due to exploration of new areas like Melissa, Maria Isabel and Ocoruro.

Uchucchacua

Location and means of access

The Uchucchacua mine is wholly owned and operated by Buenaventura. Operations began in 1975 and Uchucchacua remains our largest single source silver production. The mine has been temporarily closed from October 2021 due to the operational problems that were aggravated by the COVID-19 pandemic, including delays in the preparation and exploration of the mine. The mine resumed its operations in September 2023. Uchucchacua is located in the province of Oyón, in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. The mine site is accessible through the Panamericana Norte highway, following the Lima - Huacho - Sayán - Churín - Oyón - Uchucchacua route for a distance of 283 kilometers.

History

Uchucchacua is a silver deposit in the central highlands discovered during the viceroyalty. Evidence of this are the many Spanish workings in the areas of Nazareno, Mercedes, Huantajalla and Casualidad. The mines passed into the hands of the Jungbluth, who continued with small scale works and even mined ore in Uchucpaton and Otuto, where there are vestiges of old “mills”.

At the beginning of 1960, Cia. de Minas Buenaventura started prospecting-exploration works in the area. Initial conditions were difficult as there was no road between Oyón and Chacua road until 1965, and the road was only later extended to Yanahuanca. From 1969 to 1973, Buenaventura installed a pilot plant that initially treated ores from the Socorro and Carmen mines. Satisfactory results led to the installation of an industrial plant in 1975, which currently has a treatment capacity of 4,200 metric tonnes per day. Currently, the Socorro, Carmen and Casualidad mines are operating. The Huantajalla area mine is also operating, though to a lesser extent. In September 2023 Yumpag mine initiated an industrial treatment test in Uchucchacua plant.

Title, leases and options

The Uchucchacua mining unit, including Yumpag, comprises 32 mining concessions and one beneficiation concession (concentrator). These 32 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Uchucchacua’s concessions have a total area of approximately 45,600 hectares.

Mineralization

The Uchucchacua mineral structures are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver content.

Operations and infrastructure

Mining at Uchucchacua is conducted underground and utilizes the mechanized bench-and-fill and cut-and-fill methods. Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 4,200 tonnes per day and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate, using two circuits of 3,000 tonnes per day and 1,200 tonnes per day respectively. Electric power is obtained from the Peruvian national electricity grid, a hydroelectric plant and a diesel generator. Water for operations at Uchucchacua is obtained from three local lakes.

During 2023, the manganese sulfate plant of Rio Seco did not operate due to a stoppage in the supply of concentrate from our Uchucchacua mine, which stopped operating in 2021. A pilot plant to produce battery grade manganese sulfate was built and is currently working to achieve market specifications. A Metallurgical Laboratory to support BVN operations and projects is also operating. Uchucchacua mine resumed operations in October 2023 while Rio Seco resumed operations in November 2023.

Production

The Uchucchacua mine is in the production stage and has a treatment plant capacity of 4,200 tonnes of ore per day. The table below summarizes the Uchucchacua mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in Uchuchacua resumed in September 2023.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	757,945		171,471
Average ore grade
Silver grade (g/t)	200.61		519.08
Zinc Grade (%)	1.61		2.19
Lead Grade (%)	0.93		1.28
Metal contained in concentrates production
Silver (Oz)	3,732,391		2,595,038
Zinc (t)	6,203		2,763
Lead (t)	4,836		1,962
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	27.45		19.92
Cost applicable to sales per tonne of zinc (US$/t-Zn)	4,338		3,046
Cost applicable to sales per tonne of lead (US$/t-Pb)	2,333		1,996
Capital Expenditures (in millions of US$)	16.1	31.2	52.1

Mineral Reserves and Mineral Resources

The Uchucchacua Mineral Reserves are estimated at an NSR cut-off value between 58.8 US$/t to 114.7 US$/t. A minimum mining width of 0.9 to 25m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of silver: 23 US$/oz, lead: 2,100 US$/t, zinc: 2,600 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 83.3% for silver, 55.3% for lead and 43.1% for zinc. The current LOM plan continues through 2028. The total book value for the Uchucchacua property and its associated plant and equipment was US$ 165.3 million as of December 31, 2023.

Uchucchacua – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	647,791	356.55	2.31	1.51	7,425,924	14,969	9,794
100%	Probable	4,674,629	457.86	2.18	1.34	68,812,998	101,935	62,491
	Subtotal	5,322,420	445.53	2.20	1.36	76,238,922	116,904	72,285

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

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

Uchucchacua – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Proven	59,156	3,054,229	1,596	2,239
Probable	(453,137)	13,607,903	2,340	3,779
Subtotal	(393,981)	16,662,132	3,936	6,018

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2023 considered an ownership basis of 100%.

In comparison to 2022, Uchucchacua’s Mineral Reserves show a decrease mainly due to the change in modifying factors and delimitation of non-exploitable areas (bridges and pillars), however explorations allowed the incorporation of reserves of better grades.

Uchucchacua – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	922,759	297.46	2.31	1.22	8,824,917	21,331	11,277
	Indicated	2,683,337	295.96	2.30	1.25	25,532,667	61,692	33,472
100%	Subtotal	3,606,096	296.34	2.30	1.24	34,357,584	83,023	44,749
	Inferred	6,543,825	453.71	2.28	1.41	95,456,417	148,894	92,247

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
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

Uchucchacua – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Measured	222,232	2,821,783	9,912	4,272
Indicated	741,615	7,672,083	29,265	14,443
Subtotal	963,847	10,493,867	39,178	18,715
Inferred	(673,621)	8,905,541	(7,725)	(13,849)

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 100%.

In comparison to 2022, Uchucchacua’s Mineral Resources show an increase, mainly due an increase in the NSR cutoff and new interpretation of the geometry of the veins.

Julcani

Location and means of access

Julcani is an underground mine that is wholly owned and operated by us and was acquired in 1953 as our first operating mine. Julcani is located in the province of Angaraes, in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude between 4,200 and 5,000 meters above sea level. There are two routes to access the mine site, both departing from Lima: (1) a road starting in Lima and continuing to La Oroya followed by Huancayo and Huancavelica for a total distance of 444 kilometers; and (2) another road starting in Lima and continuing to Pisco and then through Huancavelica which is 45 kilometers from the property for a total distance of approximately 499 kilometers.

History

The mining district of Julcani has been explored since colonial times. Between 1936 and 1945 the Swiss-Peruvian Julcani Mining Company mined the veins on an industrial scale. The mine was then worked by the Cerro de Pasco Corporation until 1951. In 1953, the Buenaventura Mining Company was founded and has worked the Julcani mines until today, more than 68 years later.

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

Operations and infrastructure

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 600 tonnes per day. Water for operations in Julcani is obtained from mine drainage (that must be previously treated with lime), from seasonal streams and a small lagoon.

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

Production

The Julcani mine is in the production stage and has a treatment plant capacity of 600 tonnes of ore per day. The table below summarizes the Julcani’s mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was consistent in terms of tonnage and grade compared to 2022, with “Acchilla” being the main mining area.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	127,925	132,298	113,035
Average ore grade
Gold grade (g/t)	0.10	0.12	0.23
Silver grade (g/t)	625.82	632.73	478.15
Lead grade (%)	0.42	0.44	0.55
Metal contained in concentrates production
Gold (Oz)	358	—	237
Silver (Oz)	2,572,036	2,640,689	1,670,679
Lead (t)	478	530	545
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	16.79	14.88	23.83
Cost applicable to sales per tonne of lead (US$/t-Pb)	1,579	1,480	2,040
Capital Expenditures (in millions of US$)	2.4	1.6	0.9

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

The total book value for the Julcani property and its associated plant and equipment was US$ 18.8 million as of December 31, 2023.

Tambomayo

Location and means of access

The Tambomayo mine is located in the province of Caylloma, Arequipa region, at an altitude between 4,550 and 5,000 meters above sea level. There is one route of access to the property through Peru’s Panamericana Highway starting in Lima and going to the city of Arequipa for a total distance of 764 kilometers. Between Arequipa and Tambomayo, there is a 300 kilometer road along Cañahuas-Sibayo-Caylloma-Talta Huarahuarco. The site is also accessible through a commercial flight from Lima to Arequipa and by highway from Tambomayo.

History

Between 1990 and 2004 the Hochschild mining company developed several exploration campaigns in the Surihuire mountain without any success. For the years 2006 to 2007, CEDIMIN SAC (Shila-Paula) carried out the procedures to delineate the high zones of the eastern part of the Molloco River, and when they obtained the concessions, they named it Tuyumina.

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

Finally, in 2013, Compañía de Minas Buenaventura acquired directly 100% of the Tuyumina concessions, changing its name to Tambomayo.

Title, leases and options

The Tambomayo mining unit comprises eleven mining concessions and one beneficiation concession (concentrator). These eleven concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Tambomayo’s concessions have a total area of approximately 32,876 hectares.

Mineralization

Tambomayo is an underground mine that is wholly owned and operated by us. It is considered an epithermal deposit with quartz veins and mineralization mainly of gold and silver with important contents of lead and zinc.

Operations and infrastructure

The underground works on the main Mirtha and Paola veins and diamond drilling carried out to date show an economic mineralization that deepens up to approximately 900 meters, and it expands horizontally over 900 meters (1,500 horizontal meters as a quartz system), increasing the size of the economic mineralization area to explore. Mining at Tambomayo is conducted underground and utilizes the sub-level stoping, mechanized bench-and-fill and cut-and-fill methods.

The mining method in Tambomayo’s underground mine is sub-level stopping and mechanized bench-and-fill and cut-and-fill. These methods are used to mine massive ore body (30 meters between sublevels and a 10 meter stope span). We conduct the ore mining while horizontal labor is executed by a service contractor. The equipment used for development and exploration includes single-arm jumbos, bolters, scalers and scoop loaders (4 - 6yd3). The pieces of equipment used in stopes are Simbas (Cable Bolting and Production) and scoops with remote control (6 yd3). Ore haulage to surface is done with 15-20 m3 tipper trucks. Ore is taken to the process plant with 15-20 m3 tipper trucks.

Tambomayo is connected to the Peruvian electricity grid and water for its operations comes from the damming of a stream with seasonal variations in flow.

Production

The Tambomayo mine is in the production stage and has a treatment plant capacity of 1,500 tonnes of ore per day. The table below summarizes the Tambomayo mine’s concentrate production, metal contained in concentrates produced, and average grades for the periods indicated. Production in 2023 was significantly lower than in 2022 in volume terms because of depletion of mine reserves. The gold grade in 2023 was lower than in 2022 due to the depletion of high grade reserves.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	566,881	634,368	584,246
Average ore grade
Gold grade (g/t)	4.35	3.06	2.66
Silver grade (g/t)	112.86	97.12	97.68
Lead grade (%)	1.92	1.79	0.79
Zinc grade (%)	2.85	2.40	1.11
Metal contained in concentrates production
Gold (Oz)	69,554	54,320	41,675
Silver (Oz)	1,815,288	1,863,411	1,590,784
Lead (t)	9,307	10,290	3,877
Zinc (t)	13,135	13,511	5,092
Cost applicable to sales per oz. of gold (US$/Oz-Au)	950	1,008	1,364
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	13.61	12.11	17.01
Cost applicable to sales per tonne of lead (US$/t-Pb)	1,218	1,190	1,445
Cost applicable to sales per tonne of zinc (US$/t-Zn)	2,243	2,924	1,955
Capital Expenditures (in millions of US$)	3.9	3.2	0.3

Mineral Reserves and Mineral Resources

Despite all the exploration efforts in recent years at Tambomayo, we have not successfully replenished reserves and resources at the same rate as we have been producing. Company management considers the Tambomayo nearly depleted but deems the depletion immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this annual report. Tambomayo has approximately 1 more year of LOM and therefore the Company will discontinue reporting of reserves and resources in respect of the Tambomayo property going forward.

The total book value for the Tambomayo property and its associated plant and equipment was US$ 112.1 million as of December 31, 2023.

El Brocal

Location and means of access

The Tajo Norte and Marcapunta mines are adjacent and are located 285 kilometers east of the city of Lima and 16 kilometers south of the city of Cerro de Pasco. There are three routes of access to the property: (1) Through Peru´s Central Highway starting in Lima and continuing to the city of Colquijirca for a total distance of 240 kilometers, (2) through the Canta - Huaral highway for a total distance of 250 kilometers and (3) a commercial flight from Lima to Jauja followed by travel on the highway from Jauja to Colquijirca for a total distance of 142 kilometers.

History

The Tajo Norte (also known as Colquijirca) and Marcapunta Norte mines are wholly owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.43% as of December 31, 2023.

Title, leases and options

The El Brocal mining unit comprises one mining concession, one mining transport concession and one beneficiation concession (concentrator). These concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. El Brocal’s concession has an extension of approximately 33,748 hectares.

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

Operations and infrastructure

The Tajo Norte (Colquijirca) and Marcapunta mines primarily rely on a power line connected to the Peruvian national electricity grid, and the ore from the mines is primarily treated in two plants. In 2023, for the period in which the plants were able to operate without the interference of COVID-19 restrictions, the two plants treated an average of 13,409 tonnes of ore per day.

As in 2022, in 2023, El Brocal continued to focus on optimizing Marcapunta’s mining method, while also seeking the optimization of productivity and production costs, as well as accelerating the conversion of resources to reserves.

The mining method in the Marcapunta mine (Underground) is sub-level stopping with rib pillars and backfill. This method is used to mine the Copper mantle that has an ore thickness up to 60 meters. Mining is done through a contractor using their own equipment. The equipment used for development are 2 boom jumbos with 6 yd3 underground loaders. The equipment used for production includes S7 top hammer Simbas and two Wassara ITH (down-the-hole hammer) drills with 6 yd3 underground loaders with remote control. Ore haulage to surface is done with 12 m3 and 15 m3 tipper trucks. Ore is taken to the process plant with 20 m3 tipper trucks and with the overland conveyor belt. Beginning in Q4 2024 through 2025, we plan to use our own long hole autonomous Simbas and 9-11 yd3 underground loaders. Additionally, we optimized bench height in new zones from 25 meters to 30 meters.

Meanwhile, the mining method in Tajo Norte is an open pit. It is a conventional truck and shovel operation, through a contractor. The height of a workbench is 6 meters and the equipment used includes DM45 and DML drilling rigs. Loading is by hydraulic excavators EC950E (5.6 m3) and 374D (4.6 m3) and hauling is by G500 B8X4 trucks (24.5 m3). In late 2023 production for the open pit stopped due to unavailability of environmental and operational permits for the tailings deposit and open pit footprint. In 2024, the open pit mine will continue stopped until the tailing dam expansion is completed. The tailings deposit expansion requires land acquisition from the Colquijirca community, this negotiation is ongoing. In 2024, we plan to increase the underground mine production to 11,000 tonnes per day and in 2025 this production should increase to 12,000 tonnes per day. To maximize mine production a fleet management system is working in the underground mine.

Production

The El Brocal mine is in the production stage and has a treatment plant capacity of 20,000 tonnes of ore per day. The table below summarizes the El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was significantly lower than 2022 due to the lower volume of ore treated. The decrease was due to stability problems in the west wall of the pit and depletion of the Zinc-Lead-Silver ore and the mine work stoppage in the open pit due to delay in permits. This decrease was offset by copper production from the open pit and underground mine.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	2,450,214	1,653,457	959,442
Average ore grade
Silver grade (g/t)	73.10	52.54	54.16
Lead grade (%)	0.88	1.01	1.53
Zinc grade (%)	2.51	2.54	3.61
Metal contained in concentrates production
Silver (Oz)	4,069,870	1,843,264	858,469
Lead (t)	10,096	6,791	5,026
Zinc (t)	35,975	23,359	17,153
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	15.35	17.23	16.44
Cost applicable to sales per tonne of lead (US$/t-Pb)	1,352	1,583	1,338
Cost applicable to sales per tonne of zinc (US$/t-Zn)	1,937	2,734	1,918
Capital Expenditures (in millions of US$)	37.6	61.9	61.8

The table below summarizes the El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was higher than 2022 due to the depletion of Pb/Zn ore and the transition to copper ore.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	313,515	172,005	478,455
Average ore grade
Gold grade (g/t)	0.13	0.13	—
Silver grade (g/t)	140.15	66.57	69.72
Copper grade (%)	0.98	1.10	2.49
Metal contained in concentrates production
Gold (Oz)	319	189	—
Silver (Oz)	797,884	199,632	600,569
Copper (t)	1,957	1,187	8,235
Cost applicable to sales per oz. of gold (US$/Oz)	1,254	1,477	1,463
Cost applicable to sales per oz. of silver (US$/Oz)	15.35	17.23	16.44
Cost applicable to sales per tonne of copper (US$/t)	6,593	6,614	5,962
Capital Expenditures (in millions of US$)	37.6	61.9	61.8

The table below summarizes the El Brocal Marcapunta underground mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was higher than 2022 due to a greater amount of ore treated. Additional production resulted from optimized fleet management in the underground mine and more use of the wassara-ith drill.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	2,517,474	3,030,696	3,456,535
Average ore grade
Gold grade (g/t)	0.78	0.67	0.70
Silver grade (g/t)	29.89	27.70	28.11
Copper grade (%)	1.70	1.78	1.67
Metal contained in concentrates production
Gold (Oz)	17,549	23,170	20,442
Silver (Oz)	1,291,226	1,513,932	1,733,686
Copper (t)	35,679	46,165	49,472
Cost applicable to sales per oz. of gold (US$/Oz)	1,254	1,477	1,463
Cost applicable to sales per oz. of silver (US$/Oz)	15.35	17.23	16.44
Cost applicable to sales per tonne of copper (US$/t)	6,593	6,614	5,962
Capital Expenditures (in millions of US$)	37.6	61.9	61.8

Mineral Reserves and Mineral Resources

The Brocal Zinc-Lead-Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 29.22 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of silver: 23 US$/oz, lead: 2,100 US$/t, Zinc: 2,600 US$/t, Copper: 8,800 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries over the LOM average head grade for lead-zinc open pit is 43.4% for lead, 56.7% for zinc and 59.2% for silver. The current LOM plan continues through 2034. The total book value for the El Brocal property and its associated plant and equipment was US$ 435.7 million as of December 31, 2023.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2023 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	1,096,262	115.72	1.84	3.79	4,078,738	20,190	41,502
61.43%	Probable	179,884	91.87	0.82	2.95	531,328	1,482	5,303
	Subtotal	1,276,146	112.36	1.70	3.67	4,610,066	21,672	46,805

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	1,784,572	115.72	1.84	3.79	6,639,652	32,867	67,560
100%	Probable	292,827	91.87	0.82	2.95	864,932	2,412	8,633
	Subtotal	2,077,399	112.36	1.70	3.67	7,504,584	35,279	76,193

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

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

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	(1,288,184)	(2,693,088)	(13,907)	(24,308)
Probable	(1,194,556)	(3,262,126)	(8,277)	(23,285)
Subtotal	(2,482,740)	(5,955,214)	(22,184)	(47,594)

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	(2,096,994)	(4,383,995)	(22,639)	(39,571)
Probable	(1,944,581)	(5,310,314)	(13,474)	(37,905)
Subtotal	(4,041,575)	(9,694,309)	(36,113)	(77,476)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2022, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Reserves show a decrease mainly due to lower production in 2023 and variation in the resource model.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2023 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	81,120	89.95	1.84	3.90	234,596	1,493	3,161
	Indicated	42,263	116.85	0.61	2.65	158,781	257	1,119
61.43%	Subtotal	123,383	99.17	1.42	3.47	393,377	1,750	4,279
	Inferred	230,549	152.88	0.40	1.16	1,133,226	928	2,676

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Mineral Resources are reported based on the December 31, 2023 topography surface
5.	The open pit Mineral Resources are contained within a pit shell generated using an internal net smelter return (NSR) cut-off value of $29.22/t for Pb-Zn mineralization and $28.35/t for Cu mineralization.
6.	The Mineral Resource estimate are based on metal price assumptions of $1,925/oz gold, $25.3/oz silver, $9,680/t copper, $2,860/t zinc.
7.	The metallurgical recoveries vary with grade.
8.	Numbers may not add due to rounding.
9.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.
10.	Point of reference is in-situ tonnes.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	132,053	89.95	1.84	3.90	381,892	2,430	5,145
	Indicated	68,799	116.85	0.61	2.65	258,475	419	1,821
100%	Subtotal	200,852	99.17	1.42	3.47	640,366	2,849	6,966
	Inferred	375,304	152.88	0.40	1.16	1,844,743	1,511	4,356

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Mineral Resources are reported based on the December 31, 2023 topography surface
5.	The open pit Mineral Resources are contained within a pit shell generated using an internal net smelter return (NSR) cut-off value of $29.22/t for Pb-Zn mineralization and $28.35/t for Cu mineralization.
6.	The Mineral Resource estimate are based on metal price assumptions of $1,925/oz gold, $25.3/oz silver, $9,680/t copper, $2,860/t zinc.

7.	The metallurgical recoveries vary with grade.
8.	Numbers may not add due to rounding.
9.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.
10.	Point of reference is in-situ tonnes.

The El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) Mineral Resources estimates in the table above were estimated with a 3D geological model (lithological, structural and mineralization bodies) that was elaborated with several types of data (mainly drill holes, working mapping and section interpretation) to constrain and control ore shapes and domains. Drilling data from cores were combined into geological structures, copper, zinc, lead, silver, gold, and iron grades were interpolated into block models for the different mine zones using the Ordinary Kriging method in each domain. The results were visually validated through various statistical comparisons.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)  – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	(1,135,077)	(174,772)	(11,114)	(40,055)
Indicated	(1,146,684)	(830,718)	(9,249)	(36,514)
Subtotal	(2,281,761)	(1,005,491)	(20,363)	(76,569)
Inferred	(932,814)	(2,365,316)	(3,269)	(15,827)

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	(1,847,757)	(284,506)	(18,092)	(65,204)
Indicated	(1,866,651)	(1,352,300)	(15,056)	(59,440)
Subtotal	(3,714,408)	(1,636,808)	(33,149)	(124,644)
Inferred	(1,518,499)	(3,850,424)	(5,321)	(25,765)

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2022, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show a decrease, mainly due to a new oxide zone definition and the depletion of 2023 production.

The Brocal Copper-Silver zone of Tajo Norte-Sur (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 28.35 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of copper: 8,800 US$/t, gold: 1,750 US$/oz, silver: 23.00 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries over the LOM average for copper open pit is 84.0% for copper, 43.5% for silver and 24.8% for gold. The current LOM plan continues through 2034. The total book value for the El Brocal property and its associated plant and equipment was US$ 435.7 million as of December 31, 2023.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2023 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	4,949,801	0.23	30.72	1.97	36,413	4,888,091	97,281
61.43%	Probable	8,715,254	0.24	16.31	1.73	68,574	4,571,168	151,004
	Subtotal	13,665,055	0.24	21.53	1.82	104,986	9,459,259	248,285

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(2)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	8,057,628	0.23	30.72	1.97	59,275	7,957,173	158,360
100%	Probable	14,187,292	0.24	16.31	1.73	111,629	7,441,263	245,815
	Subtotal	22,244,920	0.24	21.53	1.82	170,904	15,398,436	404,175

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

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

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	3,619,688	35,985	671,635	65,092
Probable	(5,633,058)	(42,140)	(2,602,988)	(88,613)
Subtotal	(2,013,370)	(6,155)	(1,931,353)	(23,521)

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	5,892,379	58,579	1,093,334	105,961
Probable	(9,169,882)	(68,599)	(4,237,324)	(144,250)
Subtotal	(3,277,503)	(10,020)	(3,143,990)	(38,289)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2022, El Brocal Copper-Silver zone of Tajo Norte (Colquijirca)’s Mineral Reserves show a decrease mainly due to production in 2023 and a change in modifying factors (cutoff increment 27.7 $/t in 2022 and 28.35 $/t in 2023).

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2023 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	313,568	0.16	33.28	2.15	1,649	335,538	6,733
	Indicated	897,331	0.16	25.06	1.71	4,487	722,845	15,350
61.43%	Subtotal	1,210,899	0.16	27.19	1.82	6,136	1,058,382	22,083
	Inferred	7,288,589	0.16	15.21	1.64	37,552	3,563,217	119,328

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Mineral Resources are reported based on the December 31, 2023 topography surface
5.

The open pit Mineral Resources are contained within a pit shell generated using an internal net smelter return (NSR) cut-off value of $29.22/t for Pb-Zn mineralization and $28.35/t for Cu mineralization.

6.	The Mineral Resource estimate are based on metal price assumptions of $1,925/oz gold, $25.3/oz silver, $9,680/t copper, $2,860/t zinc.
7.	The metallurgical recoveries vary with grade.

8.	Numbers may not add due to rounding.
9.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.
10.	Point of reference is in-situ tonnes.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	510,448	0.16	33.28	2.15	2,684	546,212	10,960
	Indicated	1,460,737	0.16	25.06	1.71	7,305	1,176,697	24,987
100%	Subtotal	1,971,184	0.16	27.19	1.82	9,989	1,722,908	35,948
	Inferred	11,864,868	0.16	15.21	1.64	61,129	5,800,451	194,251

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Mineral Resources are reported based on the December 31, 2023 topography surface
5.

The open pit Mineral Resources are contained within a pit shell generated using an internal net smelter return (NSR) cut-off value of $29.22/t for Pb-Zn mineralization and $28.35/t for Cu mineralization.

6.	The Mineral Resource estimate are based on metal price assumptions of $1,925/oz gold, $25.3/oz silver, $9,680/t copper, $2,860/t zinc.
7.	The metallurgical recoveries vary with grade.
8.	Numbers may not add due to rounding.
9.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.
10.	Point of reference is in-situ tonnes.

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

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	294,333	1,631	265,240	1,631
Indicated	235,383	1,831	139,910	1,831
Subtotal	529,716	3,462	405,150	3,462
Inferred	(924,150)	(7,318)	(544,668)	(7,318)

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	479,136	2,655	431,776	10,123
Indicated	383,172	2,981	227,756	6,633
Subtotal	862,308	5,636	659,531	16,757
Inferred	(1,504,395)	(11,913)	(886,649)	(13,668)

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2022, El Brocal Copper-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show an increase, mainly due to depletion of 2022 production and pit shell update with new recorded parameters. This was partially offset by NSR cutoff decrease and metal prices update.

The Brocal Marcapunta Mineral Reserves are estimated at an NSR cut-off value between 35.21 US$/t to 39.10 US$/t. A minimum mining width of 6 to 16m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and sustaining capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of copper: 8,800 US$/t, gold: 1,750 US$/oz and silver: 23.00 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries over the LOM average amounts to 83.7% for copper, 50.9% for silver and 23.0% for gold. The current LOM plan continues through 2030. The total book value for the El Brocal property and its associated plant and equipment was US$ 435.7 million as of December 31, 2023.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2023 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	6,428,361	0.72	24.03	1.27	148,433	4,966,943	81,524
61.43%	Probable	10,944,422	0.61	19.19	1.28	215,368	6,753,064	139,727
	Subtotal	17,372,783	0.65	20.98	1.27	363,801	11,720,007	221,251

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	10,464,530	0.72	24.03	1.27	241,629	8,085,533	132,710
100%	Probable	17,816,086	0.61	19.19	1.28	350,591	10,993,104	227,457
	Subtotal	28,280,616	0.65	20.98	1.27	592,220	19,078,637	360,168

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

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

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	6,409,120	148,037	4,948,664	81,287
Probable	(7,203,605)	(239,740)	(6,132,035)	(92,568)
Subtotal	(794,486)	(91,703)	(1,183,372)	(11,280)

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 61.43%.
2.	The total Mineral Reserves dated from December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	10,433,208	240,985	8,055,777	132,325
Probable	(11,726,527)	(390,266)	(9,982,151)	(150,688)
Subtotal	(1,293,319)	(149,281)	(1,926,374)	(18,362)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2022, El Brocal Marcapunta’s Mineral Reserves show a decrease mainly due to production 2023.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2023 (on 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	16,439,836	0.69	22.06	1.29	364,282	11,660,725	212,257
	Indicated	12,112,093	0.60	17.19	1.18	234,724	6,694,352	142,534
61.43%	Subtotal	28,551,929	0.65	20.00	1.24	599,006	18,355,076	354,791
	Inferred	10,425,383	0.80	24.34	1.33	267,751	8,158,317	138,295

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	The underground Mineral Resources were constrained within optimized shapes using an NSR cut-off value of $38.31/t to $39.1/t for the mineralization.
5.	The Mineral Resource estimates are based on metal price assumptions of $1,750/oz gold, $23/oz silver and $8,800/t copper.
6.	The metallurgical recoveries vary with grade
7.	Numbers may not add due to rounding.
8.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.
9.	Point of reference is in-situ tonnes.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	26,761,902	0.69	22.06	1.29	593,004	18,982,134	345,527
	Indicated	19,716,902	0.60	17.19	1.18	382,100	10,897,529	232,027
100%	Subtotal	46,478,804	0.65	20.00	1.24	975,104	29,879,662	577,554
	Inferred	16,971,159	0.80	24.34	1.33	435,863	13,280,672	225,126

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 61.43% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	The underground Mineral Resources were constrained within optimized shapes using an NSR cut-off value of $38.31/t to $39.1/t for the mineralization.
5.	The Mineral Resource estimates are based on metal price assumptions of $1,750/oz gold, $23/oz silver and $8,800/t copper.
6.	The metallurgical recoveries vary with grade
7.	Numbers may not add due to rounding.
8.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.
9.	Point of reference is in-situ tonnes.

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

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	15,887,436	345,667	10,928,504	197,738
Indicated	(5,837,306)	(270,500)	(7,570,915)	(141,113)
Subtotal	10,050,130	75,167	3,357,589	56,625
Inferred	(1,560,126)	(42,887)	(487,918)	(72,600)

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 61.43%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	25,862,667	562,700	17,790,175	321,892
Indicated	(9,502,370)	(440,338)	(12,324,458)	(229,713)
Subtotal	16,360,297	122,362	5,465,716	92,179
Inferred	(2,539,680)	(69,815)	(794,266)	(118,184)

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2022, El Brocal Marcapunta’s Mineral Resources show an increase, mainly due to the reported total tonnage and grades inside the enveloped stopes with a lower NSR cutoff.

La Zanja

Location and means of access

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca, 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Pulán where the mining concession is located. We operate the La Zanja mine.

History

In 1990, La Zanja was part of the northern Peru project established between Buenaventura and Newmont, covering 83,900 hectares in the Yanacocha volcanic belt by Buenaventura Ingenieros S.A. In addition to La Zanja, other copper and gold prospects were discovered in the La Huaca, Peña Verde and Galeno zones. In 1997, a total of 3,800m of diamond drilling was completed at La Zanja.

After many years, in August 2010, the Peruvian government granted permits to Buenaventura to commence metallurgical operations at La Zanja. In September 2010, Buenaventura and Newmont began production at La Zanja. The mine was expected to produce 100,000 oz Au per year over a seven-year mine life.

Title, leases and options

The operation area has mining concessions assigned to La Zanja, and the surrounding area also shows the presence of other concession holders such as Buenaventura, Newmont and several other companies. The La Zanja mining unit comprises 17 mining concessions and one beneficiation concession (concentrator). These 17 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. La Zanja’s concessions have an extension of approximately 21,440 hectares.

Mineralization

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulphidation environments, in addition to some bonanza Au vein epithermal systems, Cu-Au transitional epithermal-porphyry, and breccias pipe Cu-Au-Mo. We have two-ore deposits in production in oxide material: San Pedro Sur and Pampa Verde.

Operations and infrastructure

During 2023, there was no mining activity in the San Pedro Sur and Pampa Verde open pits. However, the operation focused on generating 20.2 hectares of leaching area of the leaching PAD to recover the remaining gold and silver ounces.

In 2023, a total of 21 diamond drillings were conducted with a total of 11,082 meters within the Cu-Au exploration project Emperatriz, and the extensions of the corridors Alba, Cedrillo, Central Emperatriz and Amanda.

Production

La Zanja is a depleted mine but it is currently in the exploration stage. The table below summarizes the La Zanja mine’s doré bars production, metal contained in doré bars produced, and average grades for the periods indicated. Production in 2023 was significantly lower than in 2022 because there was no mining activity in the San Pedro Sur and Pampa Verde open pits.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	2,627,252	4,336,273	—
Average ore grade
Gold grade (g/t)	0.42	0.38	—
Silver grade (oz/t)	3.73	3.32	—
Metal contained in concentrates production
Gold (Oz)	22,611	29,616	9,080
Silver (Oz)	104,534	105,435	20,589
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,697	1,820	1,772
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	24.00	22.10	22.45
Capital Expenditures (in millions of US$)	1.0	1.0	2.3

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

The total book value for the La Zanja property and its associated plant and equipment was US$ 6.7 million as of December 31, 2023.

Coimolache

Location and means of access

Coimolache is a gold and silver mine located in the district and province of Hualgayoc, in the department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Chugur, where the mining concession is located. Coimolache is operated by Buenaventura, and wholly owned by Coimolache, in which we hold a 40.09% equity interest.

History

In the Tantahuatay Project (Compañía Minera Coimolache S.A.), initial explorations took place from 1991 to 1998 by Southern Peru. The first doré bar was obtained in 2011. Currently, Buenaventura is the operator.

Compañía Minera Coimolache S.A. (CMC) was established in 1981. Currently, Cía. de Minas Buenaventura S.A.A. (BVN) holds 40.09% of the shares, 44.244% is held by Southern Copper Corporation (SPCC) and 15.662% is held by ESPRO S.A.C.

Coimolache’s history is linked from its origins to the Hualgayoc Mining District, a historic mining center in northern Peru. The first work in the area was recorded from 1969 to 1971 by the British Geological Survey (BGS) who carried out sediment sampling in the region and the district and identified seven anomalies in the Tantahuatay and Sinchao creeks. From 1970 to 1991 Cia. Minera Colquirrumi S.A., developed exploration and exploitation works in the Hualgayoc district.

The first works during SPCC’s administration involved geological mapping, rock and soil geochemistry in trenches and test pits. From 1994 to 1998 they carried out 27,411 meters of diamond drilling between the sectors of Tantahuatay, Mirador, Ciénaga and Peña de las Águilas as Calera Orbamas S.A. (the company’s name was CMC at that time).

BVN took over the administration in 1999 and carried out underground exploration for oxides with two tunnels in the deposits of Tantahuatay 2 and Cienaga Norte, respectively. BVN also carried out diamond infill drilling in the deposits of Tantahuatay 2 (BISA) and Ciénaga Norte, Mirador Norte (CEDIMIN) during 2002 and from 2006 to 2007 for a total of 6,063 meters.

CMC began the pre-feasibility stage in 2007, the EIA was completed with a public hearing in Hualgayoc in 2008, and construction began in 2009. The oxide operation started in June 2011.

Title, leases and options

The area of the concessions in which CMC performs exploitation and beneficiation activities totalizes 20,399 hectares and the titleholder is Compañía Minera Coimolache S.A.

There are 27 mining concessions and one beneficiation concession (beneficiation plant). These 27 concessions cover the area of the mines and the exploration projects. The mining operation and the explorations are conducted within the mining concessions. All the mining reserves and resources presented in this report are located within these concessions controlled by Compañía Minera Coimolache.

Mineralization

Geologically, the Coimolache ore deposits are located in a sequence volcano-magmatic hydrothermal, predominantly linked to the regional mineralized sector northern of Peru.

Coimolache consists of several areas of epithermal Au-Ag mineralization, contained in oxide material. Below the oxides level of the Cerro Tantahuatay area, there is a significant copper, gold and silver mineralization associated to pyrite-enargite-chalcopyrite (sulphides), which are present as disseminations and fracture fillings associated with an epithermal-porphyry transitional zone, breccias bodies multiphases, and porphyry intrusives.

Operations and infrastructure

During 2023, the operation was focused on the Mirador, Tantahuatay 2 and Ciénaga Norte areas. Reinterpretation geological exploration was also performed at projects with resources and reserves. The operation is carried out with outsourced equipment, which includes loading equipment of 5.6 m3 and hauling equipment of 15 - 22 m3. The average material moved is 39.08 ktonnes per day.

Production

The Coimolache mine is in the production stage and has a treatment plant capacity of 60,000 tonnes of ore per day. The table below summarizes the Coimolache mine’s doré bars production, metal contained in doré bars produced and average grades for the periods indicated. Production in 2023 increased slightly compared to 2022, mainly due to higher stripping ratio.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in tonnes)	10,505,027	7,712,047	6,939,705
Average ore grade
Gold grade (g/t)	0.45	0.44	0.48
Silver grade (oz/t)	8.40	3.11	10.28
Metal contained in concentrates production
Gold (Oz)	110,575	82,408	67,140
Silver (Oz)	647,468	296,968	264,835
Cost applicable to sales per oz. of gold (US$/Oz-Au)	936	1,393	1,376
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	13.49	16.77	16.57
Capital Expenditures (in millions of US$)	20.7	16.7	8.9

Mineral Reserves and Mineral Resources

The Coimolache Mineral Reserves are estimated at an internal NSR cut-off value between 5.48 US$/t to 6.73 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of gold: 1,750 US$/oz and silver: 23 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 74.3% for gold and 32.7% silver. The current LOM plan continues through 2028. The total book value for the Coimolache property and its associated plant and equipment was US$ 87.6 million as of December 31, 2023.

Coimolache – Year End Mineral Reserves as of December 31, 2023 (on 40.09% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
40.09%	Probable	17,517,968	0.28	9.61	158,972	5,412,656
	Subtotal	17,517,968	0.28	9.61	158,972	5,412,656

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 40.09% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

Coimolache – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
100%	Probable	43,692,243	0.28	9.61	396,498	13,499,916
	Subtotal	43,692,243	0.28	9.61	396,498	13,499,916

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 40.09% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

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

Coimolache – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	0	0	0
Probable	(1,942,020)	(41,237)	(568,587)
Subtotal	(1,942,020)	(41,237)	(568,587)

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 40.09%.
2.	The total Mineral Reserves dated from December 31, 2023 considered an ownership basis of 40.09%.

Coimolache – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	0	0	0
Probable	(4,843,667)	(102,851)	(1,418,135)
Subtotal	(4,843,667)	(102,851)	(1,418,135)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 40.09%.

In comparison to 2022, Coimolache’s Mineral Reserves show a decrease mainly due to production in 2023.

Coimolache – Year End Mineral Resources as of December 31, 2023 (on 40.09% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	10,229,315	0.25	13.59	83,653	4,468,413
40.09%	Subtotal	10,229,315	0.25	13.59	83,653	4,468,413
	Inferred	6,964,148	0.23	11.80	50,653	2,641,436

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 40.09% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.

Coimolache – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	25,513,332	0.25	13.59	208,643	11,144,841
100%	Subtotal	25,513,332	0.25	13.59	208,643	11,144,841
	Inferred	17,369,552	0.23	11.80	126,335	6,588,108

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 40.09% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.

The Coimolache Mineral Resources estimates in the table above were estimated with three independent block models that were prepared for each of Tantahuatay’s deposits: Tantahuatay, Cienaga and Mirador, which are open pit operations. 3D geological model was generated by Buenaventura for different types of data (mainly drill holes, blastholes, working mapping and section interpretation) to constrain and control mineralization and its domains. Drilling data from cores were combined into geological structures. Gold and silver grades were interpolated into block models for the different deposits. Mine zones were modeled using ordinary Kriging in each deposit. The results were visually validated, through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Coimolache Technical Report Summary.

Coimolache – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	0	0	0
Indicated	3,237,503	20,733	768,551
Subtotal	3,237,503	20,733	768,551
Inferred	4,396,423	26,401	2,018,663

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 40.09%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 40.09%.

Coimolache – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	0	0	0
Indicated	8,074,782	51,711	1,916,873
Subtotal	8,074,782	51,711	1,916,873
Inferred	10,965,290	65,849	5,034,825

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 40.09%.

In comparison to 2022, Coimolache’s Mineral Resources show an increase, mainly due to an increase in NSR cutoff and increase in the resource’s pit shell.

Cerro Verde

Location and means of access

We hold a 19.58% interest in Cerro Verde, which operates an open pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976 and was previously owned by the Peruvian government before its privatization in 1993. Freeport-McMoRan Inc. (FCX) holds a majority interest in Cerro Verde.

History

The first activities of the Cerro Verde porphyry copper deposit date back to the late 1800s when artisanal mining produced high-grade oxide ore. In 1917 Anaconda Copper Mining Company acquired the property and operated intermittently until 1970 when the property was nationalized. Minero Perú S.A., a government-controlled mining company, commenced mining and processing of ore with a SX/EW plant and pilot concentrator plant in 1977. The SX/EW plant was among the first in the world to be commissioned.

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

In 2005, SMM Cerro Verde Netherlands B.V. acquired 21 % ownership, and Buenaventura increased their ownership to 18.3 % while PDC retained 53.56 %as part of construction of a primary sulfide concentrator (C1). Production started in 2006, with a capacity of 108,000 metric tonnes of ore per day. In 2011, C1 capacity was increased to 120,000 metric tonnes per day following completion of various debottlenecking projects.

FCX acquired PDC in 2007. In 2007, FCX started a drilling program for deep exploration, infill confirmation, geomechanical, hydrogeological, and condemnation targets. Between 2008 and 2011, more than 200,000 meters were drilled.

Construction of new, additional concentrator facilities (C2) with a nominal capacity of 240,000 metric tonnes of ore per day was completed in 2016. As a result, the total Cerro Verde concentrating capacity expanded to 360,000 metric tonnes of ore per day. Recent production trends are exceeding the designed capacities. In 2018, ore processing capacity of C2 was increased to 288,000 metric tonnes of ore per day. As a result of several efficiency initiatives implemented over the past several years, the Cerro Verde’s two concentrators were able to achieve a combined average milling rate exceeding 400,000 metric tonnes of ore per day in 2022. During the year ended December 31, 2023, Cerro Verde´s concentrating facilities processed an average of 417,400 metric tonnes of ore per day, a new annual record. The Cerro Verde mine is a well-developed property currently in operation and all previous exploration and development work has been incorporated where appropriate in the access and operation of the property.

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

Operations and infrastructure

Cerro Verde’s operation consists of an open pit copper mine, that includes (i) two concentrator facilities with a total permitted milling capacity of 409,500 metric tonnes per day, with the ability on annually treating up to a maximum of 5% more for a total of 430,000 metric tonnes per day and (ii) solution extraction and electrowinning (SX/EW) leaching facilities which has a production capacity of approximately 200 million pounds of copper per year. Cerro Verde began to dismantle its crushed leach facility (which had a capacity of 39,000 metric tonnes of ore per day) as a result of pit expansion but continues to utilize its 100,000-metric tonnes per day ROM leach system.

Cerro Verde has sufficient equipment to move an average of 1,000,000 metric tonnes of material per day using a fleet of haul trucks. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde receives electrical power under long-term contracts with electric utility companies. During 2023, Cerro Verde entered into a new purchase agreement that is expected to transition its electrical power to fully renewable energy sources in 2026. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs, which Cerro Verde believes will be sufficient to support its currently planned operations but Cerro Verde closely monitors ongoing El Niño and Global El Niño weather patterns.

Production

The Cerro Verde mine is in the production stage and has an actual permitted milling plant capacity of 409,500 metric tonnes of ore per day with the ability on annually treating up to a maximum of 5% more for a total of 430,000 metric ton-per-day. The table below summarizes the Cerro Verde mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was higher than 2022 primarily due to higher throughput processed at concentrator plants.

	For the Year Ended December 31,
	2021	2022	2023
Treatment ore (in thousand metric tonnes)	164,717	171,348	181,861
Average ore grade
Mill Copper grade (%)	0.31	0.33	0.34
Metal contained in production
Silver (Oz)	3,683,926	4,415,291	4,076,615
Copper (MT)	402,370	441,553	447,035
Molybdenum (MT)	9,351	10,558	9,874
Copper Cash Cost (US$/Cu Lb)	1.82	2.07	2.17
Capital Expenditures (in millions of US$)	160.9	206.4	312.2

Mineral Reserves and Mineral Resources

Cerro Verde Mineral Reserves are estimated at an operational cut-off grade of 0.13% equivalent copper for mill operations and 0.08% equivalent copper for leach operations. In defining open pit mineral reserves, Cerro Verde applies an “operational cutoff grade” strategy, wherein multiple processing options, throughput constraints, mine development and ore availability are given consideration to maximize the value of our operations. Cerro Verde’s executive management establishes reasonable long-term metal pricing to be used in determining mineral reserves and mineral resources. These prices are based on reviewing external market projections, historical prices, comparison of peer mining companies’ reported price estimates, and internal capital investment guidelines. The long-term sale prices align the company’s strategy for evaluating the economic feasibility of the mineral reserves and mineral resources. Mineral Reserves are estimated using average long term metal prices of copper: 3.00 US$/lb, silver: 20 US$/oz, molybdenum: 12 US$/lb. Metallurgical recoveries are based on historical processing data and are variable as a function of head grade. Mill recoveries at LOM is 86% for copper, 45% for silver and 54% for molybdenum. The current LOM plan continues through 2052. The total book value for the Cerro Verde property and its associated plant and equipment was US$5,529 million as of December 31, 2023.

Cerro Verde – Year End Mineral Reserves as of December 31, 2023 (on 19.58% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	133	0.36	0.02	1.86	1,065	44	7,937
19.58%	Probable	667	0.34	0.01	1.79	5,018	199	38,393
	Subtotal	800	0.34	0.01	1.80	6,083	243	46,330

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The various employees of Freeport-McMoRan Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Reserves

Cerro Verde – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	679	0.36	0.02	1.86	5,439	225	40,536
100%	Probable	3,408	0.34	0.01	1.79	25,628	1,015	196,085
	Subtotal	4,087	0.34	0.01	1.80	31,067	1,240	236,621

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 19.58% of this property.
3.	Numbers may not add due to rounding.
4.	The various employees of Freeport-McMoRan Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Reserves

The Cerro Verde Mineral Reserves are summarized from the LOM plan, which is the compilation of the relevant modifying factors for establishing an operational, economically viable mine plan. The mineral reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the life of mine (LOM) plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions.

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

			Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	3	11	1	355
Probable	(32)	(285)	(9)	(1,798)
Subtotal	(29)	(274)	(8)	(1,443)

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 19.58%.
2.	The total Mineral Reserves dated from December 31, 2023 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

			Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	15	56	5	1,812
Probable	(163)	(1,455)	(44)	(9,183)
Subtotal	(148)	(1,399)	(39)	(7,370)

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2022, Cerro Verde’s Mineral Reserves show a decrease mainly due to depletion during 2023.

Cerro Verde – Year End Mineral Resources as of December 31, 2023 (on 19.58% Buenaventura attributable ownership basis) (1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	9	0.29	0.01	1.26	56	2	357
19.58%	Indicated	400	0.32	0.01	1.71	2,856	96	22,000
	Subtotal	409	0.32	0.01	1.70	2,911	98	22,357
	Inferred	218	0.33	0.01	1.73	1,594	55	12,169

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The various employees of Freeport-McMoRan Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Resources.

Cerro Verde – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	45	0.29	0.01	1.26	284	8	1,824
100%	Indicated	2,042	0.32	0.01	1.71	14,585	492	112,357
	Subtotal	2,087	0.32	0.01	1.70	14,870	501	114,182
	Inferred	1,115	0.33	0.01	1.73	8,141	282	62,152

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 19.58% of this property.
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

Cerro Verde – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

			Contained Metal
	Tonnage(1)(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	1	10	1	74
Indicated	(11)	(83)	(1)	(678)
Subtotal	(10)	(74)	—	(605)
Inferred	(59)	(420)	(13)	(3,270)

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 19.58%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

			Contained Metal
	Tonnage(1)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	6	49	1	377
Indicated	(58)	(426)	(2)	(3,464)
Subtotal	(52)	(378)	(1)	(3,088)
Inferred	(302)	(2,143)	(65)	(16,698)

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2022, Cerro Verde’s Mineral Resources show a decrease, primarily as the result of higher cost assumptions.

Mining greenfield projects

Project Name	Current Project Status
San Gabriel(1)	Construction
Trapiche(2)	Development
Tantahuatay Sulfides(3)	Development
(1)	San Gabriel qualifies as a project in the construction stage under S-K 1300.
(2)	Trapiche qualifies as a project in the development stage under S-K 1300.
(3)	Tantahuatay Sulfides qualifies as a project in the development stage under S-K 1300.

San Gabriel

Location and means of access

The San Gabriel Project is located in the Ichuña district, in the General Sánchez Cerro Province of the Moquegua Region in southern Peru. The project is approximately 837 kilometers southeast of Lima and 116 kilometers northeast of Moquegua.

The San Gabriel Project can be accessed from the cities of Arequipa, Moquegua and Juliaca via a mixture of paved and unpaved roads.

History

In 2003, Minera Gold Fields Peru S.A. (Gold Fields Peru) obtained the Chucapaca, Chucapaca Norte, Orcori, Yaretapampa and Yaretapampa Sur mining concessions. In February 2007, Gold Fields Peru joint ventured the Project with Buenaventura. In 2009, Buenaventura and Gold Fields Peru formed Canteras del Hallazgo S.A.C. (Canteras del Hallazgo) as the operating entity. On August 18, 2014, Buenaventura acquired 51% of the voting shares of Canteras del Hallazgo S.A.C. from Gold Fields Peru, which represented the whole interest of Gold Fields Peru in the equity of such entity.

Title, leases and options

The San Gabriel Project comprises one mining concession and one beneficiation concession (concentrator), covering an area of 53,581 hectares. Buenaventura complies with government mandated annual payments for the maintenance of the mining property, license fees and, if applicable, payment of any penalties incurred. Three royalties are payable on the area covered by the Ichuña 2 IMG concession.

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

Operations and infrastructure

The San Gabriel Project, achieved 94% engineering progress and 24% construction progress and is serviced by an operational 22.9 kV transmission line that was installed from the public electricity grid, servicing the mine services (1 MVA) and the Agani advance camp (650 kVA). The transmission line will continue to be used during the construction phase. The 220 kV power line has its EIA in process for approval to then begin its construction, it will be ready for the start of operations. For exploration and construction activities Buenaventura preferentially hires labor from the local communities. During construction and mine operations, Buenaventura plans to preferentially hire both qualified and unskilled personnel from the populations within the project’s area of influence, including C.C. Santa Cruz de Oyo Oyo, Maycunaca and Antajahua, and C.C. Corire and the Ichuña District. Where local labor is unavailable, Buenaventura will first hire from the wider Moquegua region, and only afterwards from outside the Moquegua region.

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

Mineral Reserves and Mineral Resources

The San Gabriel Project Mineral Reserves are estimated at an NSR cut-off value between 85 US$/t to 90 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,600 US$/oz and silver: 25 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on extensive test work data and are variable as a function of head grade. Recoveries at LOM average amounts to 85.0% for gold and 45.0% for silver. The project LOM is currently estimated at 14 years. The total book value for the San Gabriel property and its associated plant and equipment was US$ 511.7 million as of December 31, 2023.

San Gabriel – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(3)(4)

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

The San Gabriel Mineral Reserves are estimated by converting Measured Mineral Resources and Indicated Mineral Resources to Proven Mineral Reserves and Probable Mineral Reserves assuming a combination of overhand drift-and-fill, underhand drift-and-fill and overhand sub-level retreat mining methods. An NSR cut-off was used in preference to a grade cut-off, since both gold and silver are contributors to the San Gabriel Project economics. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the San Gabriel Technical Report Summary.

San Gabriel – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	0	0	0
Probable	0	0	0
Subtotal	0	0	0

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2023 considered an ownership basis of 100%.

San Gabriel – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	379,898	1.65	2.78	20,185	33,992
100%	Indicated	10,511,584	1.61	7.24	543,286	2,447,931
	Subtotal	10,891,482	1.61	7.09	563,471	2,481,923
	Inferred	13,971,348	2.49	9.53	1,120,104	4,280,324

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
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

San Gabriel – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	0	0	0
Indicated	0	0	0
Subtotal	0	0	0
Inferred	0	0	0

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 100%.

Trapiche

Location and means of access

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

History

The geological prospecting work began in 1996, extending until 2000, consisting of geochemical prospecting (stream sediments), mapping and rock geochemistry, determining Cu and Mo anomalies that motivated the continuity of the explorations. In 2001 and 2002, a diamond drilling campaign was completed with the execution of six drill holes (2,192.95 meters). The results were positive leading to the discovery of the Trapiche porphyry with Cu-Mo sulfide mineralization.

Title, leases and options

The Trapiche Project area consists of 39,421 hectares in 38 mining concessions as well as an additional 2,300 hectares with land use rights that were granted by the Mollebamba village in 2011 through an easement agreement signed with Compañía de Minas Buenaventura and El Molle Verde S.A.C.

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

Operations and infrastructure

Currently, the power supply for the exploration facilities is provided by generators in the Pionner Camp area with a maximum installed capacity of 460 kW and a capacity of up to 2 MW. The closest electrical substation is Cotaruse and the closest distribution line is the high voltage line that goes from Cotaruse to Las Bambas. The new 220 kV power line has 50% land agreements reached and will be ready for the start of operations. ORE and ROM leaching optimization column tests are being carried at the metallurgical laboratory on site.

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

Mineral Reserves and Mineral Resources

The Trapiche Project Mineral Reserves are estimated at an NSR cut-off value of 6.6 US$/t. The NSR cut-off value is determined using the cathodes transport charges and site operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of cooper: 8,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and with fixed values for each type of Ore. Recoveries at LOM average head grade estimated for copper is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. The project LOM is currently estimated at 18 years. The total book value for the Trapiche property and its associated plant and equipment was US$ 119.7 million as of December 31, 2023.

Trapiche – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis)(1)(3)(4)

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

Trapiche – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	0	0	0	0
Probable	0	0	0	0
Subtotal	0	0	0	0

Notes:

1.	The total Mineral Reserves dated from December 31, 2022 considered an ownership basis of 100%.
2.	The total Mineral Reserves dated from December 31, 2023 considered an ownership basis of 100%.

Trapiche – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(Oz)	(Oz)	(t)	(Oz)	(Oz)	(t)
	Measured	24,200,000	0.04	2.85	0.31	32,600	2,218,000	74,435
100%	Indicated	593,000,000	0.03	2.37	0.32	529,400	45,110,000	1,896,427
	Subtotal	617,200,000	0.03	2.39	0.32	562,000	47,328,000	1,970,861
	Inferred	36,610,000	0.04	4.39	0.32	49,000	5,163,000	115,666

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
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

Trapiche – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2021

		Contained Metal
	Tonnage(1)(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	0	0	0	0
Indicated	0	0	0	0
Subtotal	0	0	0	0
Inferred	0	0	0	0

Notes:

1.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 100%.
2.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 100%.

Tantahuatay Sulfides

Location and means of access

The Tantahuatay Sulfides Project as part of the Tantahuatay mining unit is located in the districts of Chugur and Hualgayoc, province of Hualgayoc, region of Cajamarca, in the Andes Mountains of northern Peru. The center of this project has the following geographic coordinates: Latitude 6°44’25’’ S and Longitude 78°41’50’’ W.

Access to Tantahuatay Sulfuros Project is by air from Lima (Jorge Chávez International Airport) to the city of Cajamarca (Armando Revoredo Iglesias International Airport), which is located 568 km north of Lima. Hualgayoc can be accessed from the city of Cajamarca by traveling northwest approximately 85 km. By land, the project can be accessed from Lima by traveling the Panamericana Norte highway, taking the detour to the city of Cajamarca, and continuing from Cajamarca to the project (total distance of 1,006 km).

History

In the Tantahuatay Mining unit, initial exploration was conducted by Southern Peru Copper Corporation from 1991 to 1998 and in 1992, Compañía Minera Coimolache S.A. was established in 1981. Currently, Buenaventura holds 40.09% of the shares, 44.244% is held by SPCC and 15.662% is held by ESPRO S.A.C.

The Tantahuatay Sulfides project consists of a flotation plant for the treatment of copper sulfides found underlying the Tantahuatay Au-Ag mineralization, which is currently being exploited (Buenaventura, 2022).

Title, leases and options

There are 27 mining concessions (20,399 ha), which are located in the area of the current pits and exploration projects related to Tantahuatay Sulfides. All the mineral resources presented in this report are located within concessions whose titles are held by Coimolache.

Mineralization

Tantahuatay Sulfides project includes high-sulfidation epithermal, porphyry and skar mineralization. The High-sulfidation epithermal deposit below the oxide level has mineralization is dominated by sulfides, including minerals such as silica, pyrite, enargite, chalcosine and covelline.

Two large mineralizaition type domains have been differentiated:

Arsenical copper: The first corresponds to the mineralization in the high sulfidation epithermal system with enargite domain and vertical zoning to chalcosine‐coveline and chalcopyrite in contact with exoskarn.

Non-arsenical copper: related to the chalcopyrite-sphalerite mineralization that is hosted in the copper porphyries and exoskarn.

Both domains demonstrate a transition to the mineralization of the intermediate sulfidation type with gray copper mineralization, cadmium-rich sphalerite, bismuthinite, galena, stibnite, orpiment. Mineralization of intermediate to low sulfidation type has been differentiated, related to the emplacement of a diatreme.

Operations and infrastructure

The area around the Tantahuatay Sulfides has been extensively mapped, sampled, and drilled over several years of exploration work. Active mining and extensive exploration drilling should be considered the most relevant and robust exploration work for the current mineral resource estimation.

The current pits provide information (i.e. structural) to model intrusive bodies and most of the information from diamond drilling is based on data from the holes made in the pits.

Mineral Resources

The Tantahuatay Sulfides Project Mineral Resources are reported within the optimized economic pit and using a NSR cut-off value of 7.76 US$/t. The NSR value is determined using corporate reserves metal prices and metal recoveries. Metal prices used for Mineral Resources are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of cooper 8,800 US$/t, gold 1,750 US$/oz and US$ 23 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and with fixed values for each type of Ore. Recoveries at LOM average head grade estimated for copper is 85% and 96.35 % payable, Au metallurgical recovery is 60% and 90% payable, for Ag the metallurgical recovery is 50% and 90% payable.

Tantahuatay Sulfides – Year End Mineral Resources as of December 31, 2023 (on a 40.09% Buenaventura attributable ownership basis) (1)(2)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	—	—	—	—	—	—	—
	Indicated	53,561,124	0.27	10.24	0.59	460,432	17,635,466	315,146
40.09%	Subtotal	53,561,124	0.27	10.24	0.59	460,432	17,635,466	315,146
	Inferred	241,047,991	0.17	7.60	0.40	1,338,429	58,890,439	963,313

Notes:

6.	S-K 1300 definitions were followed for Mineral Resources.
7.	Mineral Resources data presented in this table is reported on 40.09% Buenaventura attributable ownership.
8.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

9.	Numbers may not add due to rounding.

10.	The Mineral Resources are reported inside the Buenaventura mining concessions.
11.	The qualified person for the Mineral Resources estimate is SRK Consulting.
12.	The formula for assigning the NSR value (US$/t) = 39.63 x Cu (%) + 30.1875 x Au (g/t) + 0.3245 x Ag (g/t)
13.	The equivalent copper assignment formula is CuEq(%) = Cu(%) + 0.7617 x Au (g/t) + 0.0082 x Ag (g/t)

Tantahuatay Sulfides – Year End Mineral Resources as of December 31, 2023 (on a 100% Buenaventura ownership basis) (1)(2)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured
	Indicated	133,588,876	0.27	10.24	0.59	1,148,382	43,985,300	786,018
100%	Subtotal	133,588,876	0.27	10.24	0.59	1,148,382	43,985,300	786,018
	Inferred	601,207,140	0.17	7.60	0.40	3,338,228	146,880,927	2,402,637

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 40.09% of this property.
3.

Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The Mineral Resources are reported inside the Buenaventura mining concessions.
6.	The qualified person for the Mineral Resources estimate is SRK Consulting.
7.	The formula for assigning the NSR value (US$/t) = 39.63 x Cu (%) + 30.1875 x Au (g/t) + 0.3245 x Ag (g/t)
8.	The equivalent copper assignment formula is CuEq(%) = Cu(%) + 0.7617 x Au (g/t) + 0.0082 x Ag (g/t)

The Tantahuatay Sulfides Mineral Resources estimates in the table above were supported from 615 drill holes, totaling 179,804 meters to complete the geological block model. The Mineral Resources were reported inside an optimized pit shell inside the Buenaventura mining concessions. The sulfide Mineral Resource was reported above a cut-off grade of 0.1958 % equivalent Cu. The swath plots, visual validation and Global bias showed good correlation between the drill hole composite grades and the block model grades. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Tantahuatay Sulfides Technical Report Summary.

Tantahuatay Sulfides – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured
	Indicated	133,588,876	0.27	10.24	0.59	1,148,382	43,985,300	786,018
100%	Subtotal	133,588,876	0.27	10.24	0.59	1,148,382	43,985,300	786,018
	Inferred	601,207,140	0.17	7.60	0.40	3,338,228	146,880,927	2,402,637

Notes:

3.	The total Mineral Resources dated from December 31, 2022 considered an ownership basis of 40.09%.
4.	The total Mineral Resources dated from December 31, 2023 considered an ownership basis of 40.09%.

Tantahuatay Sulfides – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022

	Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	0	0	0	0
Indicated	53,561,124	460,432	17,635,466	315,146
Subtotal	53,561,124	460,432	17,635,466	315,146
Inferred	241,047,991	1,338,429	58,890,439	963,313

Notes:

2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 40.09%.

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

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2023, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2023. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates are presented in two forms, showing figures considering 100% ownership and also adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded.

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2023. The below estimates were prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Interest			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa	100.00%	0.01	10.33	2.35	0.22	9.73	67.38	0.22	9.75	69.72
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	4.95	0.23	36.41	8.72	0.24	68.57	13.67	0.24	104.99
El Brocal Marcapunta	61.43%	6.43	0.72	148.43	10.94	0.61	215.37	17.37	0.65	363.80
Coimolache	40.09%	—	—	—	17.52	0.28	158.97	17.52	0.28	158.97
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	0.98	5.09	160.83	13.95	3.97	1,778.98	14.93	4.04	1,939.81
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—
Total		12.37	0.88	348.02	51.34	1.39	2,289.26	63.71	1.29	2,637.29
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	0.01	5.20	0.00	0.22	4.99	0.03	0.22	5.00	0.04
Uchucchacua	100.00%	0.65	356.55	7.43	4.67	457.86	68.81	5.32	445.53	76.24
El Brocal Tajo Norte Pb-Zn	61.43%	1.10	115.72	4.08	0.18	91.87	0.53	1.28	112.36	4.61
El Brocal Tajo Norte Cu	61.43%	4.95	30.72	4.89	8.72	16.31	4.57	13.67	21.53	9.46
El Brocal Marcapunta	61.43%	6.43	24.03	4.97	10.94	19.19	6.75	17.37	20.98	11.72
Coimolache	40.09%	—	—	—	17.52	9.61	5.41	17.52	9.61	5.41
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	0.98	2.26	0.07	13.95	6.72	3.02	14.93	6.43	3.09
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	132.95	1.86	7.94	667.29	1.79	38.39	800.23	1.80	46.33
Total		147.06	6.21	29.37	723.49	5.48	127.53	870.55	5.60	156.89
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	0.65	2.31	14.97	4.67	2.18	101.94	5.32	2.20	116.90
El Brocal Tajo Norte Pb-Zn	61.43%	1.10	3.79	41.50	0.18	2.95	5.30	1.28	3.67	46.81
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—
Total		1.74	3.24	56.47	4.85	2.21	107.24	6.60	2.48	163.71
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	0.65	1.51	9.79	4.67	1.34	62.49	5.32	1.36	72.29
El Brocal Tajo Norte Pb-Zn	61.43%	1.10	1.84	20.19	0.18	0.82	1.48	1.28	1.70	21.67
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—
Total		1.74	1.72	29.98	4.85	1.32	63.97	6.60	1.42	93.96
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	4.95	1.97	97.28	8.72	1.73	151.00	13.67	1.82	248.28
El Brocal Marcapunta	61.43%	6.43	1.27	81.52	10.94	1.28	139.73	17.37	1.27	221.25
Coimolache	40.09%	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde	19.58%	132.95	0.36	483.06	667.29	0.34	2,276.11	800.23	0.34	2,759.17
Total		144.33	0.46	661.86	970.15	0.41	4,011.13	1,114.47	0.42	4,672.99
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	132.95	0.02	19.98	667.29	0.01	90.15	800.23	0.01	110.13
Total		132.95	0.02	19.98	667.29	0.01	90.15	800.23	0.01	110.13

Notes:

*	Numbers may not add due to rounding.

**

This table does not include Julcani, La Zanja and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

***	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.
(1)	The qualified person for the Mineral Reserves estimate of Orcopampa and Uchucchacua is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C.
(4)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.
(5)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.
(6)	The point of reference used is in situ tonnes.

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2023 prepared in accordance with S-K 1300.

	Ownership	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Interest			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa	100.00%	0.01	10.33	2.35	0.22	9.73	67.38	0.22	9.75	69.72
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	8.06	0.23	59.28	14.19	0.24	111.63	22.24	0.24	170.90
El Brocal Marcapunta	100.00%	10.46	0.72	241.63	17.82	0.61	350.59	28.28	0.65	592.22
Coimolache	100.00%	—	—	—	43.69	0.28	396.50	43.69	0.28	396.50
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	0.98	5.09	160.83	13.95	3.97	1,778.98	14.93	4.04	1,939.81
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—
Total		19.51	0.74	464.08	89.86	0.94	2,705.07	109.37	0.90	3,169.15
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	0.01	5.20	0.00	0.22	4.99	0.03	0.22	5.00	0.04
Uchucchacua	100.00%	0.65	356.55	7.43	4.67	457.86	68.81	5.32	445.53	76.24
El Brocal Tajo Norte Pb-Zn	100.00%	1.78	115.72	6.64	0.29	91.87	0.86	2.08	112.36	7.50
El Brocal Tajo Norte Cu	100.00%	8.06	30.72	7.96	14.19	16.31	7.44	22.24	21.53	15.40
El Brocal Marcapunta	100.00%	10.46	24.03	8.09	17.82	19.19	10.99	28.28	20.98	19.08
Coimolache	100.00%	—	—	—	43.69	9.61	13.50	43.69	9.61	13.50
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	0.98	2.26	0.07	13.95	6.72	3.02	14.93	6.43	3.09
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	679.00	1.86	40.54	3,408.00	1.79	196.09	4,087.00	1.80	236.62
Total		700.94	3.14	70.72	3,502.83	2.67	300.75	4,203.77	2.75	371.46
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	0.65	2.31	14.97	4.67	2.18	101.94	5.32	2.20	116.90
El Brocal Tajo Norte Pb-Zn	100.00%	1.78	3.79	67.56	0.29	2.95	8.63	2.08	3.67	76.19
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—
Total		2.43	3.39	82.53	4.97	2.23	110.57	7.40	2.61	193.10
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	0.65	1.51	9.79	4.67	1.34	62.49	5.32	1.36	72.29
El Brocal Tajo Norte Pb-Zn	100.00%	1.78	1.84	32.87	0.29	0.82	2.41	2.08	1.70	35.28
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—
Total		2.43	1.75	42.66	4.97	1.31	64.90	7.40	1.45	107.56
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	8.06	1.97	158.36	14.19	1.73	245.82	22.24	1.82	404.18
El Brocal Marcapunta	100.00%	10.46	1.27	132.71	17.82	1.28	227.46	28.28	1.27	360.17
Coimolache	100.00%	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde	100.00%	679.00	0.36	2,467.09	3,408.00	0.34	11,624.68	4,087.00	0.34	14,091.77
Total		697.52	0.39	2,758.16	3,723.20	0.36	13,542.23	4,420.73	0.36	16,300.40
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	679.00	0.02	102.06	3,408.00	0.01	460.40	4,087.00	0.01	562.46
Total		679.00	0.02	102.06	3,408.00	0.01	460.40	4,087.00	0.01	562.46

Notes:

*	Numbers may not add due to rounding.

**

This table does not include Julcani, La Zanja and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

***	The total tonnage and content amounts presented in this table considered an ownership basis of 100% which represents Buenaventura’s ownership as of December 31, 2023.
(1)	The qualified person for the Mineral Reserves estimate of Orcopampa and Uchucchacua is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C.
(4)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.
(5)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.
(6)	The point of reference used is in situ tonnes.

The following table shows a summary of our Mineral Reserves for our material mining properties as of December 31, 2023 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

		Total
	Ownership	Mineral Reserves
	Interest			Contained	NSR	Metallurgical
	(%)	Total	Grades	Metal	Cut-off[1]	Recovery
Gold		(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Orcopampa	100.00%	0.22	9.75	69.72	144.35	96%
Uchucchacua	100.00%	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	13.67	0.24	104.99	28.35	25%
El Brocal Marcapunta	61.43%	17.37	0.65	363.80	39.10	23%
Coimolache	40.09%	17.52	0.28	158.97	5.48 - 6.73	74%
Tantahuatay Sulfides	40.09%	—	—	—	—	—
San Gabriel	100.00%	14.93	4.04	1,939.81	85.00 – 90.00	85%
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—
Total		63.71	1.29	2,637.29
Silver		(Mt)	(g/t)	(MOz)	(US$/t)	(%)
Orcopampa	100.00%	0.22	5.00	0.04	144.35	73%
Uchucchacua	100.00%	5.32	445.53	76.24	58.8 - 114.7	83%
El Brocal Tajo Norte Pb-Zn	61.43%	1.28	112.36	4.61	29.22	59%
El Brocal Tajo Norte Cu	61.43%	13.67	21.53	9.46	28.35	44%
El Brocal Marcapunta	61.43%	17.37	20.98	11.72	39.10	51%
Coimolache	40.09%	17.52	9.61	5.41	5.48 - 6.73	33%
Tantahuatay Sulfides	40.09%	—	—	—	—	—
San Gabriel	100.00%	14.93	6.43	3.09	85.00 – 90.00	85%
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	800.23	1.80	46.33	0.13	45%
Total		870.55	5.60	156.89
Zinc		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	—	—	—	—	—
Uchucchacua	100.00%	5.32	2.20	116.90	58.8 - 114.7	43%
El Brocal Tajo Norte Pb-Zn	61.43%	1.28	3.67	46.81	29.22	57%
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—
Total		6.60	2.48	163.71
Lead		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	—	—	—	—	—
Uchucchacua	100.00%	5.32	1.36	72.29	58.8 - 114.7	55%
El Brocal Tajo Norte Pb-Zn	61.43%	1.28	1.70	21.67	29.22	43%
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—
Total		6.60	1.42	93.96
Copper		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	13.67	1.82	248.28	28.35	84%
El Brocal Marcapunta	61.43%	17.37	1.27	221.25	39.10	84%
Coimolache	40.09%	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—
Trapiche	100.00%	283.20	0.51	1,444.28	6.5	62	%(2)
Cerro Verde	19.58%	800.23	0.34	2,759.17	0.13	85%
Total		1,114.47	0.42	4,672.99
Molybdenum		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—
Cerro Verde	19.58%	800.23	0.01	110.13	0.13	54%
Total		800.23	0.01	110.13
*	Based on metal prices of Gold: 1,750 US$/oz, Silver: 23 US$/t, Copper: 8,800 US$/t, Lead: 2,100 US$/t and Zinc: 2,600 US$/t

**

This table does not include Julcani, La Zanja and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2)	Metallurgical Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.
(3)	The point of reference used is in situ tonnes.

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2023 prepared in accordance with S-K 1300.

		Measured			Indicated			Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources			Mineral Resources			Mineral Resources
	Interest			Contained			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa	100.00%	0.01	7.55	2.56	0.31	5.44	54.92	0.32	5.51	57.47	0.84	7.08	192.07
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	0.31	0.16	1.65	0.90	0.16	4.49	1.21	0.16	6.14	7.29	0.16	37.55
El Brocal Marcapunta	61.43%	16.44	0.69	364.28	12.11	0.60	234.72	28.55	0.65	599.01	10.43	0.80	267.75
Coimolache	40.09%	—	—	—	10.23	0.25	83.65	10.23	0.25	83.65	6.96	0.23	50.65
Tantahuatay Sulfides	40.09%	—	—	—	53.56	0.27	460.43	53.56	0.27	460.43	241.05	0.17	1,338.43
San Gabriel	100.00%	0.38	1.65	20.19	10.51	1.61	543.29	10.89	1.61	563.47	13.97	2.49	1,120.10
Trapiche	100.00%	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—	—	—	—
Total		41.34	0.32	421.27	680.63	0.09	1,910.90	721.97	0.10	2,332.17	317.15	0.30	3,055.56
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	0.01	8.11	0.00	0.31	17.14	0.17	0.32	16.85	0.18	0.84	23.43	0.64
Uchucchacua	100.00%	0.92	297.46	8.82	2.68	295.96	25.53	3.61	296.34	34.36	6.54	453.71	95.46
El Brocal Tajo Norte Pb-Zn	61.43%	0.08	89.95	0.23	0.04	116.85	0.16	0.12	99.17	0.39	0.23	152.88	1.13
El Brocal Tajo Norte Cu	61.43%	0.31	33.28	0.34	0.90	25.06	0.72	1.21	27.19	1.06	7.29	15.21	3.56
El Brocal Marcapunta	61.43%	16.44	22.06	11.66	12.11	17.19	6.69	28.55	20.00	18.36	10.43	24.34	8.16
Coimolache	40.09%	—	—	—	10.23	13.59	4.47	10.23	13.59	4.47	6.96	11.80	2.64
Tantahuatay Sulfides	40.09%	—	—	—	53.56	10.24	17.64	53.56	10.24	17.64	241.05	7.60	58.89
San Gabriel	100.00%	0.38	2.78	0.03	10.51	7.24	2.45	10.89	7.09	2.48	13.97	9.53	4.28
Trapiche	100.00%	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde	19.58%	8.81	1.26	0.36	399.82	1.71	22.00	408.63	1.70	22.36	218.32	1.73	12.17
Total		51.16	14.39	23.67	1,083.17	3.59	124.94	1,134.33	4.07	148.61	542.24	11.02	192.09
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	0.92	2.31	21.33	2.68	2.30	61.69	3.61	2.30	83.02	6.54	2.28	148.89
El Brocal Tajo Norte Pb-Zn	61.43%	0.08	3.90	3.16	0.04	2.65	1.12	0.12	3.47	4.28	0.23	1.16	2.68
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—	—	—	—
Total		1.00	2.44	24.49	2.73	2.30	62.81	3.73	2.34	87.30	6.77	2.24	151.57
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	0.92	1.22	11.28	2.68	1.25	33.47	3.61	1.24	44.75	6.54	1.41	92.25
El Brocal Tajo Norte Pb-Zn	61.43%	0.08	1.84	1.49	0.04	0.61	0.26	0.12	1.42	1.75	0.23	0.40	0.93
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—	—	—	—	—
Total		1.00	1.27	12.77	2.73	1.24	33.73	3.73	1.25	46.50	6.77	1.38	93.18
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	0.31	2.15	6.73	0.90	1.71	15.35	1.21	1.82	22.08	7.29	1.64	119.33
El Brocal Marcapunta	61.43%	16.44	1.29	212.26	12.11	1.18	142.53	28.55	1.24	354.79	10.43	1.33	138.29
Coimolache	40.09%	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	53.56	0.59	315.15	53.56	0.59	315.15	241.05	0.40	963.31
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde	19.58%	8.81	0.29	25.22	399.82	0.32	1,295.34	408.63	0.32	1,320.66	218.32	0.33	723.03
Total		49.76	0.64	318.65	1,059.39	0.34	3,664.80	1,109.16	0.36	3,983.54	513.69	0.40	2,059.63
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	8.81	0.01	0.71	399.82	0.01	43.70	408.63	0.01	44.50	218.32	0.01	25.05
Total		8.81	0.01	0.71	399.82	0.01	43.70	408.63	0.01	44.50	218.32	0.01	25.05

Notes:

*	Numbers may not add due to rounding.

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

****This table does not include Julcani, La Zanja and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, San Gabriel and Tantahuatay Sulfides is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Resources estimate of El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(4)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(5)	The point of reference used is in situ tonnes.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2023 prepared in accordance with S-K 1300.

		Measured			Indicated			Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources			Mineral Resources			Mineral Resources
	Interest			Contained			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa	100.00%	0.01	7.55	2.56	0.31	5.44	54.92	0.32	5.51	57.47	0.84	7.08	192.07
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	0.51	0.16	2.68	1.46	0.16	7.31	1.97	0.16	9.99	11.86	0.16	61.13
El Brocal Marcapunta	100.00%	26.76	0.69	593.00	19.72	0.60	382.10	46.48	0.65	975.10	16.97	0.80	435.86
Coimolache	100.00%	—	—	—	25.51	0.25	208.64	25.51	0.25	208.64	17.37	0.23	126.34
Tantahuatay Sulfides	100.00%	—	—	—	133.59	0.27	1,148.38	133.59	0.27	1,148.38	601.21	0.17	3,338.23
San Gabriel	100.00%	0.38	1.65	20.19	10.51	1.61	543.29	10.89	1.61	563.47	13.97	2.49	1,120.10
Trapiche	100.00%	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Total		51.86	0.39	651.03	784.11	0.11	2,874.03	835.97	0.13	3,525.06	698.84	0.24	5,322.73
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa	100.00%	0.01	8.11	0.00	0.31	17.14	0.17	0.32	16.85	0.18	0.84	23.43	0.64
Uchucchacua	100.00%	0.92	297.46	8.82	2.68	295.96	25.53	3.61	296.34	34.36	6.54	453.71	95.46
El Brocal Tajo Norte Pb-Zn	100.00%	0.13	89.95	0.38	0.07	116.85	0.26	0.20	99.17	0.64	0.38	152.88	1.84
El Brocal Tajo Norte Cu	100.00%	0.51	33.28	0.55	1.46	25.06	1.18	1.97	27.19	1.72	11.86	15.21	5.80
El Brocal Marcapunta	100.00%	26.76	22.06	18.98	19.72	17.19	10.90	46.48	20.00	29.88	16.97	24.34	13.28
Coimolache	100.00%	—	—	—	25.51	13.59	11.14	25.51	13.59	11.14	17.37	11.80	6.59
Tantahuatay Sulfides	100.00%	—	—	—	133.59	10.24	43.99	133.59	10.24	43.99	601.21	7.60	146.88
San Gabriel	100.00%	0.38	2.78	0.03	10.51	7.24	2.45	10.89	7.09	2.48	13.97	9.53	4.28
Trapiche	100.00%	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde	100.00%	45.00	1.26	1.82	2,042.00	1.71	112.36	2,087.00	1.70	114.18	1,115.00	1.73	62.15
Total		97.92	10.42	32.81	2,828.86	2.78	253.08	2,926.78	3.04	285.90	1,820.76	5.84	342.08
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	0.92	2.31	21.33	2.68	2.30	61.69	3.61	2.30	83.02	6.54	2.28	148.89
El Brocal Tajo Norte Pb-Zn	100.00%	0.13	3.90	5.15	0.07	2.65	1.82	0.20	3.47	6.97	0.38	1.16	4.36
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Total		1.05	2.51	26.48	2.75	2.31	63.51	3.81	2.36	89.99	6.92	2.21	153.25
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	0.92	1.22	11.28	2.68	1.25	33.47	3.61	1.24	44.75	6.54	1.41	92.25
El Brocal Tajo Norte Pb-Zn	100.00%	0.13	1.84	2.43	0.07	0.61	0.42	0.20	1.42	2.85	0.38	0.40	1.51
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Total		1.05	1.30	13.71	2.75	1.23	33.89	3.81	1.25	47.60	6.92	1.36	93.76
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	0.51	2.15	10.96	1.46	1.71	24.99	1.97	1.82	35.95	11.86	1.64	194.25
El Brocal Marcapunta	100.00%	26.76	1.29	345.53	19.72	1.18	232.03	46.48	1.24	577.55	16.97	1.33	225.13
Coimolache	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00%	—	—	—	133.59	0.59	786.02	133.59	0.59	786.02	601.21	0.40	2,402.64
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde	100.00%	45.00	0.29	128.82	2,042.00	0.32	6,615.65	2,087.00	0.32	6,744.93	1,115.00	0.33	3,692.70
Total		96.47	0.58	559.74	2,789.77	0.34	9,555.11	2,886.24	0.35	10,115.31	1,781.65	0.37	6,630.38
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00%	45.00	0.01	3.63	2,042.00	0.01	223.17	2,087.00	0.01	227.25	1,115.00	0.01	127.91
Total		45.00	0.01	3.63	2,042.00	0.01	223.17	2,087.00	0.01	227.25	1,115.00	0.01	127.91

Notes:

*	Numbers may not add due to rounding.

**

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

***	The total tonnage and content amounts presented in this table considered an ownership basis of 100% which represents Buenaventura’s ownership as of December 31, 2023.

****This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, San Gabriel and Tantahuatay Sulfides is SRK Consulting Perú S.A.
(2)	aThe qualified person for the Mineral Resources estimate of El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(4)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(5)	The point of reference used is in situ tonnes.

The following table shows a summary of our Mineral Resources for our material mining properties as of December 31, 2022 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

		Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources
	Interest			Contained			Contained	NSR	Metallurgical
	(%)	Total	Grades	Metal	Total	Grades	Metal	Cut-off[1]	Recovery
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Orcopampa	100.00%	0.32	5.51	57.47	0.84	7.08	192.07	144.35	96%
Uchucchacua	100.00%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	1.21	0.16	6.14	7.29	0.16	37.55	28.35	25%
El Brocal Marcapunta	61.43%	28.55	0.65	599.01	10.43	0.80	267.75	39.10	23%
Coimolache	40.09%	10.23	0.25	83.65	6.96	0.23	50.65	5.48 - 6.73	74%
Tantahuatay Sulfides	40.09%	53.56	0.27	460.43	241.05	0.17	1,338.43	7.76	60%
San Gabriel	100.00%	10.89	1.61	563.47	13.97	2.49	1,120.10	85.00 – 90.00	85%
Trapiche	100.00%	617.20	0.03	562.00	36.61	0.04	49.00	6.5	62	%(2)
Cerro Verde	19.58%	—	—	—	—	—	—	—	—
Total		721.97	0.10	2,332.17	317.15	0.30	3,055.56
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(US$/t)	(%)
Orcopampa	100.00%	0.32	16.85	0.18	0.84	23.43	0.64	144.35	73%
Uchucchacua	100.00%	3.61	296.34	34.36	6.54	453.71	95.46	58.8 - 114.7	83%
El Brocal Tajo Norte Pb-Zn	61.43%	0.12	99.17	0.39	0.23	152.88	1.13	29.22	59%
El Brocal Tajo Norte Cu	61.43%	1.21	27.19	1.06	7.29	15.21	3.56	28.35	44%
El Brocal Marcapunta	61.43%	28.55	20.00	18.36	10.43	24.34	8.16	39.10	51%
Coimolache	40.09%	10.23	13.59	4.47	6.96	11.80	2.64	5.48 - 6.73	33%
Tantahuatay Sulfides	40.09%	53.56	10.24	17.64	241.05	7.60	58.89	7.76	50%
San Gabriel	100.00%	10.89	7.09	2.48	13.97	9.53	4.28	85.00 – 90.00	85%
Trapiche	100.00%	617.20	2.39	47.33	36.61	4.39	5.16	6.50	62	%(2)
Cerro Verde	19.58%	408.63	1.70	22.36	218.32	1.73	12.17	0.13	45%
Total		1,134.33	4.07	148.61	542.24	11.02	192.09
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	3.61	2.30	83.02	6.54	2.28	148.89	58.8 - 114.7	43%
El Brocal Tajo Norte Pb-Zn	61.43%	0.12	3.47	4.28	0.23	1.16	2.68	29.22	57%
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—
Total		3.73	2.34	87.30	6.77	2.24	151.57
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	3.61	1.24	44.75	6.54	1.41	92.25	58.8 - 114.7	55%
El Brocal Tajo Norte Pb-Zn	61.43%	0.12	1.42	1.75	0.23	0.40	0.93	29.22	43%
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	—	—	—	—	—	—	—	—
Total		3.73	1.25	46.50	6.77	1.38	93.18
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	1.21	1.82	22.08	7.29	1.64	119.33	28.35	84%
El Brocal Marcapunta	61.43%	28.55	1.24	354.79	10.43	1.33	138.29	39.10	84%
Coimolache	40.09%	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	53.56	0.59	315.15	241.05	0.40	963.31	7.76	85%
San Gabriel	100.00%	—	—	—	—	—	—	—	—
Trapiche	100.00%	617.20	0.32	1,970.86	36.61	0.32	115.67	6.50	62	%(2)
Cerro Verde	19.58%	408.63	0.32	1,320.66	218.32	0.33	723.03	0.13	85%
Total		1,109.16	0.36	3,983.54	513.69	0.40	2,059.63
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	—	—	—	—	—	—	—	—
Uchucchacua	100.00%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43%	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43%	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43%	—	—	—	—	—	—	—	—
Coimolache	40.09%	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09%	—	—	—	—	—	—	—	—
San Gabriel	100.00%	—	—	—	—	—	—	—	—
Trapiche	100.00%	—	—	—	—	—	—	—	—
Cerro Verde	19.58%	408.63	0.01	44.50	218.32	0.01	25.05	0.13	54%
Total		408.63	0.01	44.50	218.32	0.01	25.05
*	Based on metal prices of Gold: 1,750 US$/oz, Silver: 23 US$/t, Copper: 8,800 US$/t, Lead: 2,100 US$/t and Zinc: 2,600 US$/t
**

This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”. and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2)	Metallurgical Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.
(3)	The point of reference used is in situ tonnes.

Internal Control Disclosure

Buenaventura has implemented established quality assurance/quality controls (“QA/QC”). SRK Consulting and SLR Consulting (Canada) Ltd, independent mining consulting firms, reviewed Buenaventura´s QA/QC procedures annually to ensure that those procedures follow best practices and recognized international standards for Mineral Resources and Reserves estimations. The main objective of QA/QC is to monitor and ensure the accuracy (quality) in the sampling both in the preparation phase and in the assay phase, and to verify the probable errors that could arise through the process. Additionally, QA/QC aim to identify any contamination caused by poor or deficient sampling, preparation (crushing and pulverizing) and/or assaying. Before the sample preparation phase, quality control (QC) samples are inserted at pre-determined intervals representing a percentage of the total samples. The control samples inserted in the preparation phase are coarse duplicates, fine duplicates, certified reference materials or standards, coarse blanks, and fine blanks, with the insertion distribution designed by the quality assurance/ quality control Supervisor in accordance with the protocols established for the project. The control samples help to identify some errors in the sampling, preparation and assay phases of the samples, which are been corrected by continuous monitoring and appropriate statistical analysis in order to ensure the quality of the ordinary samples. QA/QC procedures include insertion of blank and duplicate samples and insertion of certified reference materials (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical processes. Every mine and advanced project provides a detailed QA/QC report at least once a year. Internally, regular data verification workflows are carried out to ensure the collection of reliable data. Coordinates, core logging, surveying, and sampling are monitored by exploration and mine geologists, and verified routinely for consistency.

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

	Year Ended December 31,
	2021	2022	2023

	(US$ in thousands)
Colquijirca and Marcapunta	37,649	61,932	61,772
San Gabriel	14,196	34,734	93,235
Uchucchacua	16,109	31,174	52,106
Molle Verde	8,317	11,725	20,756
Orcopampa	2,983	3,584	4,466
La Zanja	999	1,719	2,287
Huanza	754	1,246	1,159
Julcani	2,362	1,559	878
Tambomayo	3,935	3,175	320
Río Seco	1,744	189	90
Conenhua	—	32	10
Others	1,261	904	1,590
Total (1)	90,309	151,973	238,669

	Year Ended December 31,
	2021	2022	2023

	(US$ in thousands)
Fixed assets	139	25	3
Work in progress	40,768	65,577	140,586
Development costs	49,402	86,371	98,080
Total	90,309	151,973	238,669
(1)

Excluding additions of costs for mine closures of US$11.9 million in 2023, and additions of right of use assets of US$3.0 million, US$11.7 million and US$1.1 million during a given period as of December 31, 2021, 2022 and 2023, respectively.

We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$ 300 to US$ 320 million for capital expenditures for 2024. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

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

	Year Ended December 31
	(Unaudited) (1)(2)
	2021	2022	2023
Gold (oz.)	160,411	181,773	154,673
Silver (oz.)	14,398,043	8,198,488	9,099,978
Zinc (t)	55,312	36,869	25,008
Lead (t)	24,717	17,610	11,410
Copper (t)	37,877	47,352	57,721
(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.
(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view explorations as our primary means of generating value for our shareholders, and we maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2023, 2022 and 2021, we spent US$13.5 million, US$14.3 million and US$11.3 million, respectively on “exploration in non-operating areas” investments and US$49.2 million, US$80.8 million and US$56.4 million, respectively on “exploration in operating units” investments mainly focused in the Uchucchacua, Colquijirca and Julcani mining units.

During 2024, we expect to invest approximately US$ 55.0 to US$ 60.0 million in these exploration activities.

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

We have active joint venture exploration agreements with other mining companies, including Southern Copper Corporation, Alianza Minerals and Minera Bateas. Additionally, we hold a majority ownership of 19.32 % of its current outstanding shares of Tinka Resources Limited. Consequently, we have access to promising mining projects through exploration of our own mining properties as well as third-party properties while sharing the exploration and development risks with recognized partners, and increasing our exposure to new exploration technologies, while expanding our knowledge and experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2021, 2022 and 2023.

	Buenaventura’s
	Effective	Property		Total Exploration
Exploration	Participation	Hectares	Observed	Expenditures During

Projects (1)(2)	at March 31, 2023		Mineralization	2021	2022	2023
				(US$ in millions)
Emperatriz	100%	11,460	Copper, Gold and Silver	5.74	5.24	3.96
Marcapunta	61.43%	33,748	Copper, Silver and Gold	1.38	4.01	4.10
San Gabriel	100%	53,581	Gold, Silver and Copper	1.01	0.28	1.15
Ccelloccasa	100%	9,892	Gold and Silver	0.41	1.75	0.15
Other minor				2.73	2.97	4.10
Total exploration in non-operating areas				11.27	14.25	13.45
(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(2)	Only includes explorations conducted by Buenaventura.

The following table lists the mines in which we directed our principal exploration efforts, mineralization of each mine and the exploration expenditures for 2022 and 2023.

		Total Exploration		Total Exploration
	Observed Mineralization	Expenditures During 2022		Expenditures During 2023
		Total	Buenaventura	Total	Buenaventura

		(US$ in millions)		(US$ in millions)
Colquijirca	Copper, Zinc, Lead and Silver	16.67	16.67	7.76	7.76
Orcopampa	Silver and Gold	11.59	11.59	6.07	6.07
Uchucchacua	Silver, Lead and Zinc	32.59	32.59	24.42	24.42
Tambomayo	Gold	9.98	9.98	3.45	3.45
Julcani	Silver	6.75	6.75	6.99	6.99
La Zanja	Gold	3.21	3.21	0.54	0.54
Total		80.80	80.80	49.23	49.23

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2023.

Exploration Projects in Non-Operating Areas

Yumpag. The Yumpag project is located four kilometers northeast of the Uchucchacua mine. This project is an epithermal silver-manganese deposit hosted by Cretaceous limestone. Mineralization is structurally influenced by the Cachipampa fault, which also influences significant areas of silver mineralization at the Uchucchacua mine.

In 2023 we conducted 9,416 meters of exploration drilling in the Tomasa system, which has allowed us to identify two main ore bodies. In addition, we completed 1,552 meters of exploration drilling in the Camila southwest vein which has allowed us to extend the mineralization for 150 meters southwest. Finally, we conducted an additional 3,167 meters of infill drilling in the Camila vein.

For 2024, we expect to execute 6,000 meters of drilling in the Tomasa system, 5,000 meters of exploration drilling in Camila southwest, and 8,000 meters of exploration drilling in new areas.

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly-owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper, and gold deposits.

During 2023, we completed a drone-mounted magnetic survey covering an area of 22 square kilometers. This survey identified a bipolar magnetic anomaly located 3 kilometers southeast of the Trapiche Project.

For 2024, we plan to execute 1,500 meters of drilling in this anomaly.

Don Jorge, The Project is located in the Puno department and consists of 7,481 hectares of mining concessions and hosts a series of polymetallic silver-rich veins. In December 2022, we obtained the approval of the Environmental Impact Statement for Exploration (DIA), and in October 2023 we obtained the “Inicio de Actividades”. In 2024, we plan to execute 3,000 meters of exploration drilling.

MLZ-Sulfides, The project is located in the Cajamarca department and consists of a series of hydrothermal breccia pipes with gold and copper mineralization. To date, we have identified four economic breccia pipes in a vertical extend of 300 meters.

In 2023, we conducted 11,080 meters of exploration drilling, and in 2024, we plan to execute 10,000 meters of drilling.

Chaska, is located 7 kilometers south of the Tambomayo mine and hosts a series of epithermal veins with gold and silver mineralization.

In 2023, we started the 4th semi-detailed environmental impact study; which is expected to be filed during 2024.

Exploration Projects in Operating Areas

Orcopampa. During 2023, we completed 3,800 meters of exploration drilling in the Ariana target, without positive results. No further exploration is required in this target.

In Melissa, we executed 2,320 meters of drilling and identified a breccia with gold and silver mineralization but with low grades. We do not plan to conduct any further exploration. Finally, in Melissa East, we completed 2,700 meters of exploration drilling which has allowed us to identify two new veins. The drilling program is ongoing during 2024.

Tambomayo. In 2023, we completed 2,120 meters of exploration drilling in the Venturosa target without positive results. We do not plan to conduct any further exploration. Finally, in the Camila target, we completed 50 meters of exploration tunnels and 600 meters of exploration drilling at the 4290-mine level. The drilling program is ongoing during 2024.

Uchucchacua. During 2023, we executed 11,000 meters of exploration drilling and 3,246 meters of infill drilling in the Huantajalla East target. For 2024 we plan to execute an additional 6,000 meters of exploration and infill drilling.

In the Cachipampa vein system, in 2023 we executed 18,900 meters of infill drilling between the 3990 and 3780 mine levels. For 2024, we plan to execute 14,500 meters of additional infill drilling.

Finally, in other targets for 2024 we plan to execute 440 meters of exploration tunnels and 11,000 meters of exploration drilling.

El Brocal. During 2023 we started two long-term exploration programs. The first one is Unish-Bohojorquez, where we executed 510 meters of exploration tunnels at the 4022 mine level. For 2024, we plan to execute 550 meters of additional tunnels and 2,200 meters of exploration drilling. The second target is called “Falla Longitudinal”, In 2023 we completed 170 meters of exploration tunnels and 1,800 meters of exploration drilling at the 3912 mine level. For 2024, we plan to execute 100 meters of exploration tunnels and 2,600 meters of exploration drilling.

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

Sales of Metal Concentrates

All of our metal production is sold to smelters and traders, either in concentrate or metal form, such as gold-silver concentrate, lead-silver concentrate, zinc-silver concentrate, copper-gold-silver concentrate, gold dore bars and refined gold and silver. Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Bullion Market Association (“LBMA”) Spot AM/PM settlement prices for gold, averaged on the quotational period agreed, less certain allowances, and the LBMA Spot settlement price for silver, averaged on the quotational period agreed, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange (“LME”) settlement prices for the specific metal, averaged on the quotational period agreed, less certain allowances. Sales of concentrates and metal allow for price adjustments based on their market price at the end of the relevant quotational period (QP), generally being the month of, the month – or more – following the scheduled month of shipment or delivery according to the terms of the contracts. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the QP, based on the spread between the actual price at the end of the QP and the agreed contractual average prices; this is considered a variable portion of the consideration. Changes in the price during the QP are recognized in the “Sales of goods” caption of the consolidated statements of profit or loss.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2024 are set forth below:

	Gold		Silver		Copper
	Average Annual	Our Average	Average Annual	Our Average	Average Annual	Our Average
	Market Price	Annual Price(1)	Market Price	Annual Price(1)	Market Price	Annual Price
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.	US$/t	US$/t
2022	1,801	1,781	21.75	20.89	8,815	8,113
2023	1,943	1,954	23.39	23.98	8,483	8,418
2024 (through March 31, 2024)	2,070	2,111	23.34	23.44	8,438	8,258

(1)Our average annual price includes only the consolidated average annual price from our mines.

(2)Average annual gold prices are based on the LBMA AM/PM fix as provided by Fast Markets.

(3)Average annual silver prices are based on London Spot prices. Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2024 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

(4)Average annual copper prices are based on the LME Cash ask price as provided by Fast Markets.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2022	2023

	(US$ in thousands)
Gold	299,747	279,731
Silver	157,923	196,340
Lead	32,951	21,401
Zinc	107,486	46,620
Copper	367,278	466,558
Manganese sulfate	361	—
Antimony	28	—
Total	965,774	1,010,650
(1)	Does not include commercial deductions for refinery charges and penalties incurred in 2023 of US$196.9 million and of US$183.1 million in 2022.

Approximately 31.8% and 34.9% of our concentrate, doré bars and refined metal sales in 2022 and 2023 (without considering adjustments to prior periods liquidations, fair value from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales that was sold to our various customers from 2022 to 2023.

	Percent of concentrates, doré bars and
	refined metal Sales
	2022	2023
Export Sales:
Asahi Refining Canada Ltd and Asahi Refining USA Inc.	22.8	20.1
Daye Qiansheng (HK) Investment Trading Limited	4.1	6.5
MRI Trading AG	3.6	2.7
Glencore International AG	0.4	1.8
Axaya AG	—	1.1
Others	0.9	2.7
Total Export Sales	31.8%	34.9%

Domestic Sales:
Trafigura Peru	32.1	28.2
IXM Trading Peru S.A.C.	21.8	19.2
Glencore Peru S.A.C.	9.7	12.4
Andina Trade S.A.C.	1.9	2.2
Humon Latin America S.A.	1.5	1.6
Others	1.2	1.5
Total Domestic Sales	68.2%	65.1%
Total Sales	100%	100%

The following table shows our committed sales volumes of copper, lead-silver, gold-silver and zinc concentrates from 2024 to 2026:

	Wet tonnes	Wet tonnes	Wet tonnes
Concentrate	2024 (2)	2025	2026
Uchucchacua's Lead-Silver	45,370	—	—
Uchucchacua's Zinc	38,000	—	—
Yumpag's Silver	35,000	—	—
Tambomayo's Silver-Lead	9,000	—	—
Tambomayo's Zinc	11,000	—	—
El Brocal's Copper	269,000	232,000	236,000
El Brocal's Zinc	7,000	—	—
El Brocal's Lead-Silver	5,000	—	—
Julcani's Lead-Silver	2,500	—	—
Orcopampa Gold-Silver	1,000

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus refining charges and deductions for refinery charges and penalties.

(1)	Represents committed sales volumes from 2024 to 2026.

We also sell refined gold, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2023, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Bullion Market Association PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Bullion Market Association spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

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

From January to December 2023, El Brocal had no outstanding hedging commitments related to copper or zinc operations.

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

In addition to obtaining mining rights from the Peruvian government, applicable Peruvian regulations require to enter into an agreement with surface landowners and/or occupiers, of land located above the mineral resources to be explored or mined. Supreme Decree No.042-2017-EM requires such easements or land agreements to be completed before undertaking exploration or mining activities. We have been actively seeking to acquire surface land rights, easements for land covering prospective exploration targets, or ore deposits that could be brought into production in the future. Regarding processing concessions, Article 82 of Supreme Decree No.020-2020-EM, Mining Proceedings By-law, in force since August 9, 2020, requires holders of such concessions to own the land covering the concession or to have the authorization of the landowner. We have sought to acquire surface land rights in areas suitable for plant and/or processing facilities.

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

Law 29783 addresses employee health and safety and employer liability in mining activities. Accordingly, such employee health and safety and employer liability and related matters are now audited by the Ministry of Labor and Employment (MINTRA, through its technical entity National Superintendence of Labor Inspection (SUNAFIL)). Law 29783, as amended by Law 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any liability arising from accidents or diseases suffered by the employee while working and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. By Supreme Decree No.003-2013—TR, MINTRA transferred its security supervisory, audit and sanctioning functions to the SUNAFIL. Such law amended the relevant provision of the criminal code, which currently establishes that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

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

COVID-19 Pandemic

On March 11, 2020, Supreme Decree N°008-2020-SA declared a National Health Emergency due to the COVID-19 pandemic. The severe restrictions initially imposed by said Supreme Decree and other regulations relaxed with the implementation of vaccination programs and a reduction of COVID-19 effects.

Ministerial Resolution 031-2023-MINSA ended the Health Emergency on May 25, 2023. Nevertheless, certain simpler rules are still in effect. Resolution No. 022-2024-MINSA approved Administrative Directive No. 349-MINSA/DIGIESP-2024, which establishes new provisions for the prevention, surveillance and control of workers at risk of exposure to COVID-19. Such rules are mainly related to precautionary measures which, in general, are the following: (i) isolation, medical rest and reporting cases of COVID-19 to SISCOVID (ii) worker health and safety training; and (iii) use of masks (recommended, but not mandatory) for at-risk workers.

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

In 2012, Peru enacted Supreme Decree No. 020-2012-EM, which added Chapter XVII to the Mining Proceedings Regulations approved by Supreme Decree No. 018-92- EM. The new provisions require the approval of the General Mining Directorate of MEM or of the relevant regional government before proceeding to start and re-start exploration, development, preparation and exploitation. The authorizations to start and re-start mining activities may need to be pre-approved by MEM if the mining activities affect indigenous or native people.

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

The following DIAs and EIAsd were approved in 2023:

Buenaventura

Mine/Project	Type of Study	Approving Resolution	Date of Approval
La Zanja	Tenth Modification of the EIAsd	Board Resolution N° 263-2023-MINEM/DGAAM	18/10/23
Yumpag	Third Modification of the EIAsd	Board Resolution N° 010-2023-MINEM/DGAAM	03/02/23

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

In 2023 the following EIAd were approved:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Yumpag	EIAd	Board Resolution N° 000120-2023-SENACE-PE/DEAR	06/09/23

Finally, the Environmental Baseline Elaboration Guidelines (Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental– SEIA) and the Identification and Characterization of Environmental Impacts Guidelines (Guía para la Identificación y Caracterización de Impactos) were approved by Ministerial Resolution No. 036-2018-MINAM in 2018.

In January 2022, The SENACE (Servicio Nacional de Certificacion Ambiental para las Inversiones Sostenibles) enacted Supreme Decree Nº004-2022-MINAM, Procedimiento Único del Proceso de Certificación Ambiental (PUPCA), becoming effective in July 2022, which requires mining companies to conduct accompanying actions during the elaboration of Environmental Impact Assessment or their modifications, also the execution of diverse public participation procedures. It is important to point out that this regulation has introduced mandatory citizen participation mechanisms for the ITS. Likewise, a public hearing will be held for the MEIAd. Although, in May 2023, Supreme Decree No. 006-2023-MINAM modified the Decree No. 004-2022-MINAM, suspending the PUPCA until January 1, 2025, and allowing companies to continue with the previous law. In our case, MEIAd of Brocal and Tambomayo continue with PUCPA framework, while in case of MEIAd of Orcopampa and Julcani was possible to desist of PUPCA and continue with the previous law.

In September 2023, the detailed environmental impact study (EIAd) of the Yumpag Carama was approved. With this environmental certification, BVN be able to mine 1000 ton/day of ore and process it in Ucchucchacua plant.

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

In 2022 there were closure plans under evaluation for Orcopampa, Julcani, Uchucchacua, Pozo Rico, Tambomayo, San Gabriel, Tantahuatay as mine operations and for La Zanja as exploration project.

In 2023, closure plans were approved for Orcopampa, Julcani, Uchucchacua, Tambomayo, San Gabriel, La Zanja, Tantahuatay as mine operation units and La Zanja as an exploration Project. Besides, there were submitted new and updating closure plans for Yumpag, San Gabriel, Tambomayo and Rio Seco copper plant.

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for mining concessions holders. Under this provision, mining concessions holders that performed mining activities, including mining exploration, production and processing activities or related activities, without having an environmental certification are required to prepare and perform an environmental remediation plan to address the environmental impact in the areas in which such activities have been conducted. Environmental remediation plans can only be filed once mining activities have ceased and contain a detailed description of all mining facilities and activities performed without the corresponding environmental certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, and a bond in favor of MEM for the cost of the execution of the measures contained in the environmental remediation plan. Once the environmental remediation plan is completed, mining concessions holders are required to inform the auditing entity so it can verify that the actions were carried out as approved. The auditing entity is required to send the respective report to the relevant authority so that the bond may be returned. Supreme Decree No. 013-2019-EM repealed Supreme Decree No. 078-2009-EM and introduced several amendments to Supreme Decree No. 033-2005-EM, which regulates the Mine Closure Plans.

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

We have submitted Closure Plans to MEM for all our mining concessions with environmental mining liabilities. To date, the Hualchocopa, Lircay, Bella Unión-Paucaray, Chaquelle, Ayacucho and Rifle Rumimaqui, Santa Barbara and Delta Upamayo have all been closed, and post-closure activities are currently underway on all of them.

In 2022, after many years of evaluation, the government stablished that 2 new projects with environmental liabilities must be managed by Minera Colquirrumi, a subsidiary of Buenaventura, they are Los Negros and El Dorado in the northern part of the country.

We anticipate additional laws and regulations relating to environmental matters will be enacted over time. The development of more stringent environmental regulations in Peru could impose additional constraints, delays and additional costs on our operations that would require us to face additional challenges in the future. Although we believe that we are substantially in compliance with all known and applicable environmental regulations, there is no assurance that future legislation or regulatory developments will not have an adverse effect on our business or results of operations.

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

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC and became effective on April 4, 2012. These regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized and provide for a consultation process that lasts no more than 120 calendar days. In 2019, Ministerial Resolution No. 304 2019 MINEM/DM was issued, establishing the administrative procedures from the Mining Sector that require prior consultation in case those procedures affect indigenous communities -- which are: (i) processing concession; (ii) authorization to initiate or re-initiate exploration, development, or exploitation activities; (iii) mineral transport; and (iv) mining labor.

After the COVID-19 pandemic, the Peruvian Central Government did not introduce legal provisions for the use of digital tools; consequently, ongoing prior consultation processes were disrupted. However, the Peruvian Central Government managed to include additional mechanisms within the framework of established COVID-19 protocols. Additionally, prior consultation processes are usually delayed by indigenous or political organizations making requests to the government, and companies involved, with demands for benefits or negotiations not contemplated. During 2022, prior consultation processes for San Gabriel, Explorations Yumpag and Ccelloccasa were completed by the General Office for Social Management, a branch of the Peruvian Ministry of Energy and Mines, despite adverse circumstances.

During 2023, the Prior Consultation process for the exploration and exploitation projects of Buenaventura Company were led by the General Social Office of the Mining and Mineral Minister in strict compliance with current regulations. So, after a long research activity and technical and legal evidence on the impact that exploration and exploitation projects could generate on the collective rights of the indigenous communities that surround them, it was demonstrated that these activities would not generate impacts and that the process prior consultation concluded satisfactorily.

Mine/Project	Type of Study	Administrative Measure
Don Jorge	Exploration Activities Start DIA	Exploration Start
Trapiche	Exploration Activities Start 5ta MEIA Sd	Exploration Start
Yumpag	Operation Activities Start EIAd	OGGS determined in the second phase that there would be no impact on collective rights (Prior Consultation concluded)

Permits

We believe that our mines and facilities have all necessary material permits to operate. All future exploration projects will require a variety of permits. Although we believe the permits required by existing mines and projects can be obtained in a timely fashion, permitting procedures complexity increases steadily, are time-consuming, and subject to potential regulatory delay; that said, material changes in current permitting processes could increase complexity for renewal of our existing permits. Non-renewal of existing permits or the imposition of additional permitting requirements could have a material adverse effect on our financial condition and/or operational results.

Insurance

We maintain a comprehensive insurance program designed to address specific risks associated with our operations. Our insurance program is provided through the local Peruvian insurance market with international support and covers the risks of property and business interruption, general civil liability against third parties and employer´s against collaborators, vehicle insurance and the damages that these may cause to third parties, cargo transportation and mining equipment insurance.

Mining Royalties and Taxes

Under Peruvian law, holders of mining concessions are required to pay the Peruvian government a mining royalty (“Regalia minera”) for the exploitation of metallic and non-metallic resources. In accordance with Law No. 28258, as amended by Law No. 29788, mining royalties are payable either as a specified percentage of tax operating profit or 1% of revenues net, whichever is higher. If the mining royalty is calculated as a percentage of tax operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply. Percentages for the distribution of proceeds from mining royalties were amended by Law No. 28323.

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

The Accident Rate decreased by 52%, from 2.04 in 2022 to 0.97 in 2023, despite one fatal accident at the Tambomayo mining unit. There were 101 incapacitating accidents reported in 2023, an increase of 20% from 2022. The number of days lost, and man-hours worked in 2023 was also lower than in 2022, which had a direct influence on frequency, severity, and accident rates.

The table below shows Accident Rates based on the number of fatal and lost time accidents 3.56 and days lost 273.06. The table shows a decreasing trend for Accident Rates between 2022 (2.04) and 2023 (0.97).

Note: The accident rate information is calculated based on 100% Buenaventura, 100% Brocal, 100% Coimolache, 100% Molle Verde, 100% La Zanja, 100% Rio Seco and 100% Conenhua.

Our main activities included the following:

●	Relationship building with union boards of directors through awareness-raising workshops titled “Founding Alliances to Boost the Participatory Safety Strategy.”
●	Refresher for BVN and contractor employees to raise awareness of disruptive activities, with a focus on the family waiting for them at home (Self-care, the Right to Say NO) as part of the “Pact for Life” Program.
●	Roll-out of the “Critical Risk Management” initiative, increasing the number of risks to thirteen to reinforce efficiency and sustainability of engineering controls.
●	Improvements to the efficiency of corrective actions by prioritizing engineering operational controls and the application of the ICAM accident investigation methodology.
●	Improvements to operational controls: sustainability, efficiency.
●	Active participation as members of the SNMPE and roundtables on contributions to the amended Mining Safety Regulations bill.

We continue to work toward a Culture of Safe and Sustainable Production that involves all members of Buenaventura.

C.Organizational Structure

As of March 31, 2024, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

†	All entities in this chart, except for Tinka Resources Limited (which is organized in Canada) are incorporated in Peru.

*Compañía Minera Condesa S.A. holds 21,160,260 Common Shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.70 % of our total Common Shares.

Intermediate Holding Companies, Subsidiaries and Equity Participations

Compañía Minera Condesa S.A.

Condesa, our wholly owned subsidiary, is a mining and facilities holding company. Condesa also holds a 7.70% interest in Buenaventura.

Sociedad Minera Cerro Verde S.A.A.

Buenaventura holds a 19.58% interest in Cerro Verde, which operates an open pit copper and molybdenum mining complex located 20 miles southwest of Arequipa, Peru. The site is accessible by paved highway. The Cerro Verde mine has been in operation since 1976 and was previously owned by the Peruvian government before its privatization in 1993. Freeport-McMoRan Inc., which is the operator, holds a majority interest in Cerro Verde.

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

Minera La Zanja S.R.L.

La Zanja is located 35 kilometers northwest of the city of Cajamarca. La Zanja, which as of December 31, 2023, was 100% owned by us, began operations in September 2010 as an open pit mine producing gold and silver.

Compañía Minera Coimolache S.A.

Coimolache is a mining company that owns the Coimolache mine which is located in the province and district of Hualgayoc in the Cajamarca region. We hold a 40.09% interest and operate this mine, which commenced operations in mid2011 as an open pit mine producing gold and silver.

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

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 and the related Notes thereto included elsewhere in this Annual Report, and Item 5 to our annual report for the year ended December 31, 2022 (the “2022 20-F”). The Consolidated Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

A.Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include:

●	the Julcani, Tambomayo, Orcopampa and Uchucchacua mining units;
●	the La Zanja and Colquijirca mines, the latter is owned by our non-wholly-owned consolidated subsidiaries;
●	Since February 2022, Chaupiloma receives a variable consideration for the mining rights sold to Yanacocha.
●	Condesa, which is mainly a holding company for internal investments and other affiliated mining companies;
●	Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies;
●	other minor subsidiaries; and
●	discontinued operations.

We also have material equity investments in (i) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper and (ii) Coimolache, which is an equity investee engaged in the exploitation and commercialization of gold and silver. We account for these investments under the equity method.

Cerro Verde. As of December 31, 2023 and 2022, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over the company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

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

Discontinued operations. During February 2022, Buenaventura sold its investment held in Minera Yanacocha S.R.L, previously classified in 2021 as available for sale and as a discontinued operation, for consideration collected in full in February 2022 of US$300,000,000, as well as contingent payments linked to the production of the Sulphides Project that Yanacocha plans to develop and future increases in mineral prices, payments that can amount to up to US$100,000,000. See Note 1(e) and Note 2.4(v) to the Consolidated Financial Statements. As of December 31, 2021 the mining units with discontinued operations were Yanacocha and Mallay. As of December 31, 2023 and 2022 the mining units with discontinued operations were Poracota and Shila-Paula.

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

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$100.5 million updated at the exchange rate of December 31, 2023) which, when accounting for alleged penalties and fees at the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$567.6 millioaln based on the exchange rate corresponding to December 31, 2023).

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

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,583,128,000 (equivalent to US$426,374,000 based on the exchange rate corresponding to December 31, 2023), which included updating the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/78,279,000 (equivalent to US$21,082,000 based on the exchange rate corresponding to December 31, 2023). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$52,199,000 based on the exchange rate corresponding to December 31, 2023) which included updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/8,477,000 (equivalent to US$2,283,000 based on the exchange rate corresponding to December 31, 2023). For fiscal year 2010, as a result of a deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$96,273,000 based on the exchange rate corresponding to December 31, 2023) which included the updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/16,762,000 (equivalent to US$4,514,000).

As of December 31, 2023, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

In November 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the cassation ruling that declared the lawsuit filed by the Company unfounded regarding the derecognition of carry forwarded tax loses. In response, on December 22, 2023, the Company and its sponsoring lawyers filed an amparo request before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the annulment of the cassation ruling in response of the grievances to the constitutional right to effective procedural protection of the Company.

As part of the assessment of the process’s status as of 2023, the Buenaventura’s the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, for which it was recognized with effect on the results of the year a liability due to a claim to the Tax Administration for S/420,231,000 (equivalent to US$113,178,000) regarding the portion of accounts receivable related to such carry-forwarded losses. The impact in profit or loss was distributed as follows: others, net (US$9,598,000), financial expenses (US$58,454,000), and income tax (US$45,126,000).

The liability previously mentioned does not represent a withdrawal from the process, since the process remains in progress. Moreover, it does not imply a cash outflow as it is related to a payment in full made in previous years prior to the recognition of the account receivable.

In March 2024, the Supreme court notified the cassation ruling that declared unfounded the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007. In the opinion of the sponsored lawyers, there are solid grounds to file an amparo claim, that will be ultimately resolved by the Constitutional Court, requesting the annulment of the aforementioned cassation as a result of the violation of constitutional rights and guarantees. The Company filed said constitutional action on April 19, 2024.

Critical Accounting Policies, Judgment and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our consolidated financial statements. Management has identified the following accounting estimates and policies as critical:

●	determination of mineral reserves and resources;
●	units of production depreciation;
●	closure of mining units provision;
●	impairment of non-financial assets;

●	deferred income tax asset and recoverability;
●	fair value of contingent consideration; and
●	contingencies and uncertain tax treatment.
●	Useful life of property, plant and equipment
●	We also have certain accounting policies that we consider important, such as our policies for investments carried at fair value, and exploration costs that do not meet the definition of critical accounting estimates, as they do not require Management to make estimates or judgments that are subjective or highly uncertain.
●	Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board.

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

Units of production depreciation

Reserves and resources (measured and indicated) are used in determining the depreciation and amortization of mine-specific assets, dissimilar to the subsidiary El Brocal who considers only reserves.

This results in a depreciation or amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each mine’s life is assessed annually to evaluate: (i) physical life limitations inherent to the asset, and (ii) new assessments of mineral reserves economically recoverable. These calculations require the use of estimates and assumptions, including the amount of mineral reserves economically recoverable. Changes in these estimates are recorded prospectively.

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

Following our accounting treatment, as of December 31, 2023 and 2022, we have recorded an accrual for mine closure costs of US$259.3 million and US$254.2 million, respectively, to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statements.

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

At each reporting date, we update our assessment of the recoverability of the book value of our long-term assets under the procedures established by IAS 36 – “Impairment of Assets” for all of our mining units that had impairment indicators at each reporting date. As a result, we recorded impairment losses and recoveries of the provision during 2021 and 2022.

In 2021, we recorded an impairment in our Río Seco unit for US$19.9 million. In addition, we recognized a reversal of impairment provision of US$5.0 million for our La Zanja mining unit.

In 2022, we recorded a reversal of the impairment in our Río Seco unit for US$19.9 million.

In 2023, we evaluated and concluded that there was no impairment as a result of the analysis of the recoverable amount based on the value in use of our mining units.

These impairment charges have not had an impact on our operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2022 and 2023 impairment evaluations were based on price assumptions reflecting prevailing metals prices for the following years.

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

Fair Value of contingent consideration

The contingent consideration arising from a business combination is measured at fair value at the date of acquisition, as part of the business combination. If the contingent consideration is eligible to be recognized as a financial liability the fair value is subsequently re-measured at each date of the Consolidated Financial Statements. Determining the fair value of the contingent consideration is based on a model of discounted future cash flows. The key assumptions take into account the likelihood of achieving each goal of financial performance as well as the discount factor. The results of the re-measurement are recorded as financial income or cost in the Consolidated Statements of Profit or Loss, see note 29(b) of the Consolidated Financial Statements.

Contingencies and uncertain tax treatment

Contingent liabilities, when identified, are assessed as either remote, possible or probable. When it is probable that future events will confirm the existence of present obligations that will require an outflow of resources to settle such obligations, the Group record a provision in the consolidated financial statements. Contingent liabilities deemed as possible are only disclosed, together with a possible debit range, when determinable, in notes to the Consolidated Financial Statements.

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

Results of Operations for the Years Ended December 31, 2023 and 2022

Sales of goods. Sales of goods increased by 1%, mainly due to the net effect of variation of volume and average realized prices, as set forth in the chart below:

Sales of goods	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Copper (a)	367,278	466,558	99,280	27%
Gold (b)	299,747	279,731	(20,016)	(7)%
Silver (c)	157,923	196,340	38,417	24%
Zinc (d)	107,486	46,620	(60,866)	(57)%
Lead	32,951	21,401	(11,550)	(35)%
Manganese sulfate	361	—	(361)	(100)%
Antimony	28	—	(28)	(100)%
	965,774	1,010,650	44,876	5%
Commercial deductions (e)	(183,077)	(196,893)	(13,816)	8%
Hedge operations (f)	12,774	6,056	(6,718)	(53)%
Adjustments to prior period liquidations	(920)	(450)	470	(51)%
Fair value of accounts receivable	6,648	(8,402)	(15,050)	(226)%
Total sales of goods	801,199	810,961	9,762	1%
(a)	Copper sales. The increase in copper sales is mainly due to increases of 22% in the volume of copper sales of the Colquijirca mining unit, and a 4%increase in the average realized price.
(b)

Gold Sales. The decrease in gold sales is mainly due to the net effect of: (i) decreases of 69%,22% and 20% in the volume of gold sales in La Zanja, Tambomayo and Colquijirca mining units; respectively, partially offset by an increase of 12% in Orcopampa mining unit, and (ii) an increase of the average realized gold price of 10%.

(c)

Silver sales. The increase in silver sales is mainly due to the net effect of: (i) the resuming operation of Uchucchacua’s processing plant that was suspended in the previous year which increased its volume of silver sales in 427%, (ii) decrease of 37, 10% and 6% in the volume of silver sales in the Julcani, Tambomayo and Colquijirca mining units; respectivelyand (iii) an/increase in the average realized silver price of 15%.

(d)

Zinc sales. The decrease in zinc sales is mainly due to the net effect of a 35% decrease in the average realized price and a decreases of 64% and 27% in the volume of zinc sales in the Tambomayo and Colquijirca mining units; respectively.

(e)

Lead sales. The decrease in lead sales is mainly due to the volume of lead sold due to the net effect of: (i) decrease of 64% and 21% of lead production in Tambomayo and Colquijirca mining units; respectively, and (ii) the resuming operation of Uchucchacua’s that contributed with 17% of the total lead volume of sales of 2023.(f) Commercial deductions. The increase in 8% in the commercial deduction is mainly explained by the increase in sales. Sales of goods figures are obtained by deducting the commercial deductions which corresponds to adjustments in price for treatment and refining charges. These charges can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price and that are incurred after the time of sale of the applicable concentrate.

(g)

Hedge operations. Sales of goods figures are obtained by considering the effect of the hedge operations related to sales. The group has suspended the use of hedge financial instruments since the first quarter of year 2023.

(h)

Fair value of accounts receivable. Net sales of goods figures are obtained by considering the variation in the fair value of the account receivable which varies according to the transaction prices of receivables outstanding at the end of each reporting date. A total of US$8.4 million were expense in 2023, compared to an income of US$6.6 million in 2022.

The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2022 and 2023, as well as the variation in such average realized prices and volumes recorded for these years:

Average Realized Price	Year ended December 31,
	2022	2023	Variation
Gold (US$/oz.)	1,781.28	1,953.63	10%
Silver (US$/oz.)	20.89	23.98	15%
Lead (US$/t)	2,081.72	2,092.60	1%
Zinc (US$/t)	3,556.72	2,315.14	(35)%
Copper (US$/t)	8,112.84	8,417.52	4%

Volume Sold	Year ended December 31,
	2022	2023	Variation
Gold (oz.)	168,276	143,185	(15)%
Silver (oz.)	7,559,712	8,188,411	8%
Lead (t)	15,829	10,227	(35)%
Zinc (t)	30,220	20,137	(33)%
Copper (t)	45,276	55,427	22%

Sales of services. Sales of services during 2023 decreased by 42% mostly due to the sale of our investment in Contacto Corredores de Seguros S.A. which revenues only comprised ten months in year 2023, as set forth in the chart below:

Sales by services	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Insurance brokerage	17,207	8,099	(9,108)	(53)%
Energy generation and transmission	5,015	4,785	(230)	(5)%
Total sales of services	22,222	12,884	(9,338)	(42)%

Total operating costs. Total operating costs in 2023 decreased by 4% compared to 2022 as indicated in the following table:

Operating Costs	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Cost of sales of goods, excluding depreciation and amortization (a)	(461,942)	(457,354)	4,588	(1)%
Unabsorbed cost due to production stoppage (b)	(23,058)	(19,893)	3,165	(14)%
Cost of sales of services, excluding depreciation and amortization	(3,163)	(6,243)	(3,080)	97%
Depreciation and amortization (c)	(176,781)	(181,039)	(4,258)	2%
Exploration in operating units (d)	(80,796)	(49,229)	31,567	(39)%
Mining royalties	(17,733)	(18,839)	(1,106)	6%
Total operating costs	(763,473)	(732,597)	30,876	(4)%
(a)

Cost of sales of goods, excluding depreciation and amortization. The decrease in cost of sales of goods was mainly due to increase in our Uchucchacua and Orcopampa mining units in US$15.5 million and US$18.5 million; respectively, offset by a decrease in our Colquijirca and Rio Seco mining units in US$13.6 million and US$22.2 million; respectively.

	2022	2023	Variation	Variation

	(US$ in thousands)
Colquijirca (i)	(254,798)	(241,229)	13,569	(5)%
Uchucchacua (ii)	—	(15,545)	(15,545)	100%
Tambomayo	(73,036)	(70,260)	2,776	(4)%
Orcopampa (iii)	(55,313)	(73,774)	(18,461)	33%
Rio Seco (iv)	(48,519)	(26,345)	22,174	(46)
Julcani	(29,143)	(27,874)	1,269	(4)%
La Zanja	(1,133)	(2,327)	(1,194)	105%
Total operating costs	(461,942)	(457,354)	4,588	(1)%
(i)

Colquijirca. The decrease of the cost of sales is mainly explained by the write-off of mineral stock for 483,563 DMT resulting from the landslide of north pit phase 12 that represented an additional cost of sale for US$10.9 million recorded only in 2022. Additionally, El Brocal had a decrease of third parties services, supplies and spare parts consumption, energy, maintenance and other minor repairment services related to the temporal suspension of exploitation activities in the north mining pit for US$3.1 million.

(ii)

Uchucchacua. The increase of cost of sales is explained by the end of the temporary suspension of mining exploitation activities that was requested to the Ministry of Energy and Mines in period 2021 (See Note 1(b) of the Consolidated Financial Statements)..

(iii)

Orcopampa. The increase in cost of sales was primarily due to lower productivity in the mining unit as a consequence of lower gold and silver grade of ore treated during 2023 from 10.01 gr/MT and 0.18 gr/MT in 2022 compared to 9.34 gr/MT and 0.14 gr/MT in 2023, and higher ore mined, which resulted in higher costs incurred in milling that produced low value ore production and sales.

(iv)

Río Seco. The decrease in cost of sales was primarily due to the lower sale and production of gold and silver dore that are processed from raw mineral obtained from La Zanja mining unit which suspended this activity. Currently, Rio Seco mostly processes silver/lead minerals with manganese content of Uchucchacua, and gold/silver obtained through desorption and melting processes of the materials acquired from La Zanja, since the resuming operations of Uchucchacua only demanded services from Rio Seco in December 2023, costs in Rio Seco were mostly affected by La Zanja activities.

(b)

Unabsorbed cost due to production stoppage. The allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities under IAS 2, Inventories and unabsorbed overheads are recognized as an expense in the period in which they are incurred. Cost of sales related to the unabsorbed costs are presented separately from the rest of cost of sales. As December 2023 and 2022, the unabsorbed costs are attributable to Río Seco and Uchucchacua mining units, the latter resumed operations in late September 2023.

(c)

Depreciation and amortization. The increase in depreciation and amortization was mainly due to increases in Colquijirca and Orcopampa of US$15.0 million and US$4.9 million, respectively, explained by the amortization of the costs resulting from the reconfiguration of phases of the north pit in Colquijirca (see note 1(b) of the Consolidated Financial Statements), and the increase of depreciation derived from the increase of the mine closure plan asset and mine useful life reduction from 4 years in 2022 to 2.3 years in 2023 of Orcopampa, offset by decreases in Tambomayo, and la Zanja of US$9.3 million and US$3.6 million, respectively, explained by the decrease in production in those units.

	2022	2023	Variation	Variation

	(US$ in thousands)
Colquijirca	(72,171)	(87,216)	(15,045)	21%
Tambomayo	(59,125)	(49,862)	9,263	(16)%
Orcopampa	(7,757)	(12,625)	(4,868)	63%
Julcani	(5,833)	(6,285)	(452)	8%
Uchucchacua	(9,000)	(6,077)	2,923	(32)%
La Zanja	(7,459)	(3,855)	3,604	(48)%
Energy generation and transmission	(9,040)	(9,037)	3	0%
Industrial activities	(6,396)	(6,082)	314	(5)%
Depreciation and amortization	(176,781)	(181,039)	(4,258)	2%

(d)

Exploration in operating units. The decrease in exploration in operating units was mainly due to decreases in our Colquijirca, Uchucchacua, Tambomayo and Orcopampa mining units in US$8.9 million, US$8.2 million, US$6.5 million and US$5.5 million; respectively.

	2022	2023	Variation	Variation

	(US$ in thousands)
Uchucchacua	(32,592)	(24,423)	8,169	(25)%
Colquijirca	(16,671)	(7,761)	8,910	(53)%
Julcani	(6,747)	(6,990)	(243)	4%
Orcopampa	(11,594)	(6,071)	5,523	(48)%
Tambomayo	(9,980)	(3,446)	6,534	(65)%
La Zanja	(3,212)	(538)	2,674	(83)%
Exploration in operating units	(80,796)	(49,229)	31,567	(39)%

Total operating expenses. Operating expenses in 2023 decreased compared with those of 2022 due to changes in the following components:

Operating Expenses, net	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Administrative expenses	(67,728)	(69,183)	(1,455)	2%
Selling expenses	(20,222)	(19,392)	830	(4)%
Exploration in non-operating areas	(14,252)	(13,452)	800	(6)%
Provision (reversal) for contingences (a)	(2,935)	6,927	9,862	(336)%
Impairment loss (reversal) of long-lived assets (b)	19,874	—	(19,874)	(100)%
Other, net (c)	(15,085)	24,973	40,058	(266)%
Total operating expenses, net	(100,348)	(70,127)	30,221	(30)%
(a)

Provision (reversal) for contingences. The Group assesses the amount of provisions of contingencies to reflect the outflows of resources required to settle the obligation based on the most recently updated conditions of its legal processes. During 2023, the Group recognized a reversal of the provision of contingencies mostly related to safety, labor and tax processes.

(b)

Impairment reversal / loss of long-lived assets. During 2022, the Group identified impairment indicators in Orcopampa, Uchucchacua, La Zanja and Río Seco mining units. The Group evaluated and concluded a recovery of impairment of long-lived assets for US$19.9 million in Río Seco previously recorded in 2021. During 20223, the Group identified impairment indicators in Uchucchacua, Julcani, Tambomayo, Colquijirca, La Zanja and Río Seco mining units. The Group evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount based on their value in use. See Note 11(b) of the Consolidated Financial Statements.

(c)	Other, net. The variation to an income of US$24.9 million in 2023 from an expense of US$15.1 million in 2022 is primarily due to the net effect of:

	2022	2023	Variation	Variation

	(US$ in thousands)
Net income related to the sale of the investment in Contacto Corredores de Seguro S.A. (c.1)	—	38,634	38,634	100%
Income from sale of mining rights from Chaupiloma to Yanacocha	8,455	9,843	1,388	16%
Net effect of impairment of spare parts and supplies	(139)	(1,069)	(930)	669%
Changes in provisions from mine closure, environmental liabilities and exploration projects (c.2)	(13,101)	(1,225)	11,876	(91)%
Net income related to the sale of supplies and merchandise to third parties	(1,128)	(3,990)	(2,862)	254%
Liability related to the tax claim for the years 2009-2010 (c.3)	—	(9,598)	(9,598)	100%

(c.1)

Corresponds to the net income from the sale of Buenaventura’s shares in Contacto Corredores de Seguros S.A as part of its non-core asset divestment strategy, see note 1(d) of the Consolidated Financial Statements.

(c.2)

Corresponds mainly to the net effect of: (i) increase of environmental liabilities derived from the update of closure plan of environmental liabilities of Santa Barbara and Delta Ulpamayo from the subsidiary El Brocal for US$9 million, and (ii) decreases of the liability of mine closure provisions in response to the update of mine closure plants related to exploration projects which resulted in a change from an expense of US$13.6 million in 2022 to an income of US$7.8 million in 2023 (total variation of US$21.4 million). See notes 15(b) and 28 of the Consolidated Financial Statements.

(c.3)	Corresponds to the provision related to carry forwarded loses of years 2009 and 2010 that were part of a legal proceeding against SUNAT. See “Legal Proceedings” in “Item 8 Financial information”.

Other income (expense) captions. Other income (expenses) captions in 2023 decreased compared with those of 2022 due to changes in the following components:

Other income (expense) captions	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Shares in the results of associates and joint venture (a)	176,270	152,225	(24,045)	(14)%
Finance income (b)	14,443	9,057	(5,386)	(37)%
Finance costs (c)	(54,136)	(119,254)	(65,118)	120%
Net (loss) from currency exchange difference (c)	26,871	19,375	(7,496)	(28)%
Total operating expenses, net	163,448	61,403	(102,045)	(62)%
(a)	Shares in the results of associates and joint ventures. Shares in the results of associates and joint venture decreased in US$24.0 million during 2023 compared to 2022 primarily explained by a decrease in our share of Sociedad Minera Cerro Verde S.A.A for US$28.7 million See “Item 5. Operating and Financial Review and Prospects—Cerro Verde” for more information and the effect of changes in our share of Compañía Minera Coimolache S.A. for US$3.5 million mainly due to increase in the equity derived from a loss of US$8.3 million in 2022 to a profit of US$4.2 million in 2023.

Other income (expense) captions	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Associates:
Sociedad Minera Cerro Verde S.A.A.	181,221	152,552	(28,669)	(16)%
Compañía Minera Coimolache S.A.	(2,493)	1,072	3,565	(143)%
Tinka Resources Ltd.	(2,447)	(1,320)	1,127	(46)%
Joint Venture	(11)	(79)	(68)	618%
Shares in the results of associates and joint ventures	176,270	152,225	(24,045)	(14)%

(b)Finance income. Finance income decreased by US$5.3 million during 2023 compared to 2022 primarily explained by the net effect of: (i) increase of the interest on time deposits accrued in 2023 of US$4.2 million, and (ii) the reversal of the amortized cost of the syndicated loan of US$8.9 million resulting from the prepayment of the syndicated loan on the first quarter of 2022. See Note 16(c) of the Consolidated Financial Statements.
(c)Finance costs. Finance costs increased in US$65.2 million during 2023 compared to 2022 primarily explained by the effect of:
-	Increase in the finance costs related to interest related to the tax claim of years 2009-2010 liability.

During year 2023, the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, for which it was recognized with effect on the results of the year a liability due to a claim to the Tax Administration for S/420,231,000 (equivalent to US$113,178,000) regarding the portion of accounts receivable related to such carry-forwarded losses. The impact in profit or loss was distributed as follows: others, net (US$9,598,000), financial expenses (US$58,454,000), and income tax (US$45,126,000). See “Legal Proceedings” in “Item 8 Financial information” and Note 29(a) of the Consolidated Financial Statements.

-	Increase in the fair value of the financial liability of the contingent consideration liability. Based on the purchase and sale agreement with Minera Gold Fields Perú S.A. which considers a contingent consideration according with future royalty payments, the Group has to assess significant increases/decreases in the future sales that could result in significant changes in the fair value of the contingent liability. During 2023, the variation of the contingent liability fair value amounted to US$4.7 million. See Note 29(a) of the Consolidated Financial Statements.
(d)Net income (loss) from currency exchange difference. Changes in the exchange difference from an income of US$26.9 million in 2022 to an income of US$19.4 million in 2023 are explained by the fluctuations in exchange rate due to a year on year weakening of the PEN relative to the US dollar (3.808 PEN/USD as of December 31, 2022 compared to 3.712 PEN/USD as of December 31, 2023). SUNAT’s claim is registered in Peruvian Soles as part of Buenaventura’s ‘accounts receivables’, therefore, a higher exchange rate decreases the total amount when converted to U. S. dollars.

Income tax from continuing operations. Provisions for income tax changed from an expense of US$0.04 million in 2022 to an expense of US$42.9 million in 2023, due to the net effect of: (i) an increase of the current income tax from US$15.6 million in 2022 to US$69.3 million in 2023 mainly due to the liability due to the Tax Administration of US$45.1 million and higher mining royalties, and special mining tax of US$2.8 million; and (ii) an increase of the deferred income tax from an income of US$15.6 million in 2022 to an income of US$26.3 million in 2023. This increase results mainly from the net effect of: (i) lower deferred income tax asset related to tax-loss carryforward of US$16.5 million income in 2022 to US$0.01 million income in 2023, offset by difference in depreciation and amortization rate of US$9.7 million expense in 2022 to US$1.6 million income in 2023; and (ii) lower deferred income tax liability related to depreciation and amortization tax rates of US$10.5 million expense in 2022 to US$14.3 million income in 2023, offset by U.S dollars translation tax effect of US$20.2 million income in 2022 to US$11.22 million income in 2023. See Note 30(a) of the Consolidated Financial Statements.

Non-controlling interest income (loss). Non-controlling interest income changed from an income of US$0.4 million in 2022 to an income of US$12.8 million in 2023 primarily explained by the results of the subsidiary El Brocal of US$0.2 million income in 2022 to US$12.9 million income in 2023. Moreover, as result of the sale of shares owned in Yanacocha, which involved transferring shares in La Zanja and Chaupiloma to Buenaventura, there was no non-controlling interest income(loss) from La Zanja and Chaupiloma in 2023. See Note 18(a) of the Consolidated Financial Statements.

Income (loss) from discontinued operations. Loss from discontinued operations changed from an income of US$478.5 million in 2022 to a loss of US$6.8 million in 2023 primarily explained by net effect of: (i) the profit obtained from the sale of shares owned in Yanacocha and the related reversal of the liability available for sale for a grand total of US$565.6 million, offset partially by the total income tax expense of US$86.1 million; and (ii) changes in the closure mine provisions that increased the related expense in US$6.3 million in 2023.

Net income (loss). As a result of the foregoing, net profit decreased in US$570.2 million in 2023 compared to 2022. Net profit was 73% of revenues in 2022 and 4% of revenues in 2023.

Results of Operations for the Years Ended December 31, 2023 and 2022 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2022 and 2023 in more detail in Note 33 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our mining segments during the years ended December 31, 2023 and 2022, as well as the variation in such volumes sold for the year ended December 31, 2023 as compared to the year ended December 31, 2022:

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2023 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	330	1,574,560	461	—	61
Orcopampa	83,311	26,668	—	—	—
Uchucchacua	—	2,431,290	1,721	2,129	—
Tambomayo	37,457	1,433,049	3,394	3,998	—
La Zanja	9,102	35,000	—	—	—
Colquijirca	12,985	2,690,844	4,651	14,010	55,366

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2022 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	82	2,498,142	418	—	65
Orcopampa	74,354	34,516	—	—	—
Uchucchacua	—	461,315	18	—	—
Tambomayo	48,247	1,598,004	9,479	11,054	—
La Zanja	29,376	109,943	—	—	—
Colquijirca	16,217	2,857,792	5,914	19,166	45,211

Mining Segment	2023 vs 2022 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	302%	(37)%	10%	—	(6)%
Orcopampa	12%	(23)%	—	—	—
Uchucchacua	—	427%	9,461%	100%	—
Tambomayo	(22)%	(10)%	(64)%	(64)%	—
La Zanja	(69)%	(68)%	—	—	—
Colquijirca	(20)%	(6)%	(21)%	(27)%	22%

The change in sales of goods for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is mainly explained by the changes in volume sold, as presented in the following chart:

Sales of goods – Mining Segments	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Julcani (a)	50,652	40,386	(10,266)	(20)%
Orcopampa (b)	134,158	163,415	29,257	22%
Uchucchacua (c)	5,052	51,919	46,867	928%
Tambomayo (d)	152,537	107,786	(44,751)	(29)%
La Zanja (e)	51,588	17,223	(34,365)	(67)%
Colquijirca (f)	385,731	432,154	46,423	12%
(a)	Julcani. Sales of goods decreased by 20% in 2023 compared to 2022 due to the net effect of a 15% increase in the average realized silver price and a 37% decrease in the quantity of silver sold at that unit.
(b)	Orcopampa. Sales of goods increased by 22% in 2023 compared to 2022 due to the net effect of a 12% increase in the quantity of gold sold, partially offset by a 23% decrease in the quantity of silver sold at that unit, and higher average realized silver and gold prices of 15% and 10%; respectively.
(c)	Uchucchacua. Sales of goods increased by 928% in 2023 compared to 2022 primarily due to the effect of a 15% increase in the average realized silver prices and a 427% increase in the quantity of silver sold at that unit as a consequence of resuming operations in that unit during the last quarter of year 2023.
(d)	Tambomayo. Sales of goods decreased by 29% in 2023 compared to 2022 due to the net effect of 15% increase and 35% decrease in the average realized silver and zinc prices, respectively, and a decrease of 64%, 64% and 22% in the quantity of lead, zinc and gold sold; respectively, at that unit.
(e)	La Zanja. Sales of goods decreased by 67% in 2023 compared to 2022 due to the net effect of a 10% and 15% increase in the average realized gold and silver price; respectively, and a 69% and 68% decrease in the quantity of gold and silver sold at that unit.
(f)	Colquijirca. Sales of goods increased by 12% in 2023 compared to 2022 due to the effect of a 4% increase in the average realized copper price and a 22% increase in the quantity of copper sold at that unit.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is mainly explained by:

Operating Expenses – Mining Segments	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Julcani	(7,986)	(3,897)	4,089	(51)%
Orcopampa (a)	(12,298)	(17,728)	(5,430)	44%
Uchucchacua (b)	(1,891)	(9,644)	(7,753)	410%
Tambomayo (c)	(20,245)	(15,026)	5,219	(26)%
La Zanja (d)	(16,210)	2,899	19,109	(118)%
Colquijirca	(31,884)	(34,781)	(2,897)	9%
(a)	Orcopampa. The higher operating expenses of US$5.4 million was mainly due to (i) higher administrative expenses of US$3.6 million, and (ii) higher expenses of US$1.0 million of the “Others, net” caption related to contingency provisions of the period.
(b)	Uchucchacua. The higher operating expenses of US$7.8 million was mainly due to (i) higher expenses of US$3.7 million of the “Other, net” related mostly to the stoppage of operations expenses and “Provision of contingency” captions and (ii) higher administrative expenses of US$3.9 million as a result of the resumption of operations in the last quarter of 2023.
(c)	Tambomayo. The lower operating expenses of US$5.2 million was mainly due to (i) lower administrative and sale expenses of US$2.9 million and US$2.4 million; respectively, in line with the decrease of volume of sales which reduced the related sale expenses.
(d)	La Zanja. The lower operating expenses of US$19.1 million was mainly due to a (i) US$9.7 million lower expenses related to reversals of the update of the provision of closure of mining unit, (ii) US$6.6 million lower expenses for impairment provision of inventories, and (iii) US$2.1 million lower expenses due to reversals of contingencies provisions based on the updated assessment of legal advisors.

Total operating expenses - Other Segments

Operating income (expenses) – Other Segments	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Insurance brokerage segment	(12,694)	(11,440)	1,254	(10)%
Exploration and development mining projects	(2,633)	(6,775)	(4,142)	157%
Energy generation and transmission segment	(4,354)	(2,986)	1,368	(31)%
Industrial activities (a)	19,576	(723)	(20,299)	(104)%
Corporate (b)	(16,351)	11,867	28,218	(173)%
Rental of mining concessions	7,846	8,365	519	7%
Holding of investment in shares	(3,089)	111	3,200	(104)%
(a)	Industrial activities segment. The variation from an income of US$19.6 million in 2022 compared to an expense of US$0.7 million in 2023 was mainly due to the reversal of the impairment loss recorded by the subsidiary Río Seco in previous years for US$19.8 million recorded in 2022
(b)	Corporate. The lower expense of US$28.2 million in 2023 compared to 2022 was mainly due to sale of the investment in Contacto Corredores de Seguro S.A. and the expense related to the liability of the tax claim of year 2009 and 2010 for a net income and expense of US$38.6 million and US$9.6 million; respectively.

Results of Operations for the Years Ended December 31, 2022 and 2021

See “Item 5. Operating and Financial Review and Prospects” in our 2023 20-F for a comparative discussion of our consolidated results of operations for the year ended December 31, 2022 and 2021.

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

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2023 and 2022 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2023 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2022	2023

	(in thousands of US$)
Consolidated Cost of sales of goods excluding depreciation and amortization	461,942	457,354
Cost of sales of services excluding depreciation and amortization	3,163	6,243
Add:
Consolidated Exploration in operating units	80,796	49,229
Commercial Deductions	183,077	196,893
Consolidated Selling Expenses	20,222	19,392
Consolidated Cost applicable to sales	749,200	729,111

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2022	2023

	(US$ in thousands)
Julcani, Gold	82	486
Julcani, Silver	28,287	28,930
Julcani, Lead	488	730
Julcani, Copper	285	387
Orcopampa, Gold	55,004	71,462
Orcopampa, Silver	309	265
Uchucchacua, Silver	0	13,087
Uchucchacua, Lead	0	814
Uchucchacua, Zinc	0	1,193
Tambomayo, Gold	34,865	41,954
Tambomayo, Silver	13,391	19,620
Tambomayo, Lead	8,141	4,077
Tambomayo, Zinc	16,638	4,608
La Zanja, Gold	49,923	15,435
La Zanja, Silver	2,251	748
El Brocal, Gold	13,874	10,621
El Brocal, Silver	29,785	25,341
El Brocal, Lead	5,930	3,944
El Brocal, Zinc	31,697	13,436
El Brocal, Copper	173,513	187,155
Non Mining Units	642	19,303
	465,105	463,597

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2022	2023

	(US$ in thousands)
Julcani, Gold	19	111
Julcani, Silver	6,549	6,623
Julcani, Lead	113	167
Julcani, Copper	66	89
Orcopampa, Gold	11,529	6,049
Orcopampa, Silver	65	22
Uchucchacua, Silver	32,806	21,176
Uchucchacua, Lead	(214)	1,317
Uchucchacua, Zinc	0	1,930
Tambomayo, Gold	4,764	2,058
Tambomayo, Silver	1,830	962
Tambomayo, Lead	1,112	200
Tambomayo, Zinc	2,274	226
La Zanja, Gold	3,073	512
La Zanja, Silver	139	25
El Brocal, Gold	908	343
El Brocal, Silver	1,949	818
El Brocal, Lead	388	127
El Brocal, Zinc	2,074	434
El Brocal, Copper	11,353	6,040
Non Mining Units	0	0
	80,796	49,229

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in revenues:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2022	2023

	(US$ in thousands)
Julcani, Gold	(5)	88
Julcani, Silver	1,962	1,670
Julcani, Lead	33	38
Julcani, Copper	18	20
Orcopampa, Gold	784	1,045
Orcopampa, Silver	13	3
Uchucchacua, Silver	3,375	11,264
Uchucchacua, Lead	10	1,124
Uchucchacua, Zinc	272	3,099
Tambomayo, Gold	6,558	5,435
Tambomayo, Silver	3,183	3,023
Tambomayo, Lead	1,455	466
Tambomayo, Zinc	12,241	2,801
La Zanja, Gold	305	123
La Zanja, Silver	32	11
El Brocal, Gold	8,639	7,527
El Brocal, Silver	16,374	16,860
El Brocal, Lead	2,820	1,963
El Brocal, Zinc	17,426	12,356
El Brocal, Copper	107,581	127,979
Non Mining Units	0	0
	183,077	196,893

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2022	2023

	(US$ in thousands)
Julcani, Gold	1	4
Julcani, Silver	378	226
Julcani, Lead	7	6
Julcani, Copper	4	3
Orcopampa, Gold	557	669
Orcopampa, Silver	3	2
Uchucchacua, Silver	3,393	2,898
Uchucchacua, Lead	(22)	180
Uchucchacua, Zinc	0	264
Tambomayo, Gold	2,447	1,647
Tambomayo, Silver	940	770
Tambomayo, Lead	571	160
Tambomayo, Zinc	1,168	181
La Zanja, Gold	171	57
La Zanja, Silver	8	3
El Brocal, Gold	525	506
El Brocal, Silver	1,128	1,207
El Brocal, Lead	225	188
El Brocal, Zinc	1,200	640
El Brocal, Copper	6,571	8,916
Non Mining Units	948	865
	20,222	19,392

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	GOLD (oz.)		SILVER(oz.)		LEAD (t)		COPPER (t)
	For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,
	2022	2023	2022	2023	2022	2023	2022	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	82	486	28,287	28,930	488	730	285	387
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	19	111	6,549	6,623	113	167	66	89
Commercial Deductions	(5)	88	1,962	1,670	33	38	18	20
Selling expenses	1	4	378	226	7	6	4	3
Cost applicable to sales	97	688	37,177	37,450	640	941	373	499
Divide:
Volume Sold (unaudited)	82	330	2,498,142	1,571,560	433	461	65	61
Cost applicable to sales per unit of mineral sold (US$)	1,175	2,083	14.88	23.83	1,480	2,040	5,760	8,185

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)
	For the year ended		For the year ended
	December 31,		December 31,
	2022	2023	2022	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	55,004	71,462	309	265
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	11,529	6,049	65	22
Commercial Deductions	784	1,045	13	3
Selling expenses	557	669	3	2
Cost applicable to sales	67,874	79,224	391	292
Divide:
Volume Sold (unaudited)	74,354	83,311	34,516	26,668
Cost applicable to sales per unit of mineral sold (US$)	913	951	11.32	10.96

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua mine:

	UCHUCCHACUA
	SILVER (oz.)		LEAD (t)		ZINC (t)
	For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,
	2022	2023	2022	2023	2022	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	0	13,087	0	814	0	1,193
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0
Add:
Exploration in units in operation	32,806	21,176	(214)	1,317	0	1,930
Commercial Deductions	3,375	11,264	10	1,124	272	3,099
Selling expenses	3,393	2,898	(22)	180	0	264
Cost applicable to sales	39,575	48,425	(227)	3,436	272	6,485
Divide:
Volume Sold (unaudited)	461,315	2,431,290	18	1,721	0	2,129
Cost applicable to sales per unit of mineral sold (US$)	85.79	19.92	0	1,996	0	3,046

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)
	For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,
	2022	2023	2022	2023	2022	2023	2022	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	34,865	41,954	13,391	19,620	8,141	4,077	16,638	4,608
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	4,764	2,058	1,830	962	1,112	200	2,274	226
Commercial Deductions	6,558	5,435	3,183	3,023	1,455	466	12,241	2,801
Selling expenses	2,447	1,647	940	770	571	160	1,168	181
Cost applicable to sales	48,634	51,094	19,344	24,375	11,280	4,903	32,320	7,816
Divide:
Volume Sold (unaudited)	48,247	37,456	1,598,004	1,433,048	9,479	3,394	11,054	3,998
Cost applicable to sales per unit of mineral sold (US$)	1,008	1,364	12.11	17.01	1,190	1,445	2,924	1,955

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended		For the year ended
	December 31,		December 31,
	2022	2023	2022	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	49,923	15,435	2,251	748
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	3,073	512	139	25
Commercial Deductions	305	123	32	11
Selling expenses	171	57	8	3
Cost applicable to sales	53,472	16,127	2,429	786
Divide:
Volume Sold (unaudited)	29,376	9,102	109,944	35,000
Cost applicable to sales per unit of mineral sold (US$)	1,820	1,772	22.10	22.45

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC (t)		COPPER (t)
	For the year ended		For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	13,874	10,621	29,785	25,341	5,930	3,944	31,697	13,436	173,513	187,155
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	908	343	1,949	818	388	127	2,074	434	11,353	6,040
Commercial Deductions	8,639	7,527	16,374	16,860	2,820	1,963	17,426	12,356	107,581	127,979
Selling expenses	525	506	1,128	1,207	225	188	1,200	640	6,571	8,916
Cost applicable to sales	23,946	18,997	49,236	44,227	9,362	6,222	52,397	26,865	299,018	330,090
Divide:
Volume Sold (unaudited)	16,217	12,985	2,857,792	2,690,844	5,914	4,651	19,166	14,010	45,211	55,366
Cost applicable to sales per unit of mineral sold (US$)	1,477	1,463	17.23	16.44	1,583	1,338	2,734	1,918	6,614	5,962

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS TOTAL
	For the year ended December 31,
	2022	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	(2,521)	13,060
Cost of sales of services excluding depreciation and amortization	3,163	6,243
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	948	865
Cost applicable to sales	1,590	20,168

B.Liquidity and Capital Resources

As of December 31, 2023 and 2022, we had cash and cash equivalents of US$219.8 million and of US$253.9 million, respectively.

Cash provided by operating activities for the years ended December 31, 2023 and 2022. Net cash and cash equivalents provided by operating activities changed from a net cash-inflow of US$41.7 million in 2022 to a net cash-inflow of US$227.1 million in 2023, primarily due to the changes shown in the chart below:

Operating activities cash flows	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Proceeds from sales (a)	809,668	782,421	(27,247)	(3)%
Dividends received from related parties (b)	79,140	147,286	68,146	86%
Value-added tax and other taxes recovered (c)	32,793	48,417	15,624	48%
Royalty received (d)	5,183	—	(5,183)	(100)%
Interest received	2,915	5,123	2,208	76%
Dividends received from other investments	—	150	150	100%
Payments to suppliers and third parties, and other net (e)	(580,468)	(484,868)	95,600	(16)%
Payments to employees (f)	(123,903)	(136,612)	(12,709)	10%
Payments for tax litigation	(7,488)	(10,115)	(2,627)	35%
Income tax and Royalties paid to Peruvian State (g)	(82,637)	(30,049)	52,588	(64)%
Short-term and low value lease payments	(41,352)	(42,264)	(912)	2%
Interest paid	(41,132)	(39,590)	1,542	(4)%
Payments of mining royalties	(11,053)	(12,832)	(1,779)	16%
Net operating activities cash flows	41,666	227,067	185,401	445%
(a)

The decrease in the proceeds from sales was mainly due to slightly higher sales and production of the Group offset by higher outstanding trade receivables at the end of year 2023, sales details are described in Results of Operations for the Years Ended December 31, 2023 and 2022 by Segment.

(b)

The increase is mainly explained by a increase in dividends received from Cerro Verde from US$78.3 million received during 2022 to US$146.9 million received in 2023 and a decrease in dividends received from Coimolache from US$0.8 million in 2022 to US$0.4 million in 2023.

(c)

The increase is mainly explained by the reimbursement in cash of the income tax prepayments of period 2022 of the subsidiary Condesa for US$4.7 million as a result of the sale of Yanacocha’s share in that year, and the increase of VAT recoverable as a result of higher export sales performed by the subsidiary El Brocal for US$5.7 million.

(d)	The decrease in royalties received is explained by the sale of Chaupiloma’s mining right in Yanacocha. See Note 1(d) of the Consolidated Financial Statements.
(e)

The decrease in payments to suppliers and third parties is mainly explained by the decrease in the exploration in operation units and operation expenses by the Group, as described in Results of Operations for the Years Ended December 31, 2023 and 2022 by Segment.

(f)

The increase is mainly explained by higher direct labor costs resulting mostly from the increase of workers profit share in line with the higher taxable income of the year 2023, as described in Results of Operations for the Years Ended December 31, 2023 and 2022 by Segment.

(g)

The lower income tax and royalties paid to Peruvian State are mainly explained by the decrease in income tax prepayments from US$56.8 million in 2022to US$8.8 million and a decrease in the payment of tax over net assets (ITAN) from US$12.6 million in 2022 to US$8.4 million in 2023.

Cash used in investing activities for the years ended December 31, 2022 and 2023. Net cash and cash equivalents used in investing activities changed from a net cash inflow of US$205.8 million to a net cash outflow of US$205.5 million primarily due to the changes shown in the chart below:

Investing activities cash flows	Year ended December 31,
	2022	2023	Variation	Variation %

	(US$ in thousands)
Collection for sale of participation in Yanacocha (a)	300,000	—	(300,000)	(100)%
Collection for purchase of La Zanja shares (a)	45,000	—	(45,000)	(100)%
Proceeds from sale of investments (b)	—	27,003	27,003	100%
Proceeds from sale of property, plant and equipment (c)	13,116	9,689	(3,427)	(26)%
Acquisition of investment in associate	(1,677)	—	1,677	(100)%
Proceeds from sale of investments	1,577	245	(1,332)	(84)%
Additions to property, plant and equipment (d)	(151,973)	(238,669)	(86,696)	57%
Payments for acquisition of other assets	(290)	(3,804)	(3,514)	1212%
Net investing activities cash flows	205,753	(205,536)	(411,289)	(200)%
(a)

During 2022, the Group recorded collections from the sale of all of the shares Buenaventura owned in Yanacocha to Newmont for a consideration collected in full in February 2022 of US$300,000,000 and US$45,000,000 that Newmont paid to Buenaventura in order to cover part of the future costs of the La Zanja closure plan.

(b)

During 2023, the Group recorded collections from the sale of all of the shares Buenaventura owned in Contacto Corredores de Seguros S.A. to Howden Hodco S.A. According to the contract the initial payment corresponded to US$27 million and the outstanding amount of US$12.5 million will be paid in the following years, see note 1(d) and 7(i) of the Consolidated Financial Statements.

(c)

The proceeds from sale of assets decrease in 2023 mainly due to the nature of the amounts collected, during 2022 the collections were related to the sale of Mallay mining unit and the mining concessions rights of the subsidiary Chaupiloma to Yanacocha for a grand total of US$13.1 million, whereas in 2023 the amounts are mostly related property, plant and equipment components.

(d)

The increase in capital expenditures was mainly due to an increase in San Gabriel and Uchucchacua mining units for US$59.5 million and US$20.1 million, respectively. See “Item 4: Information on the Company—Buenaventura—A. History and Development—Capital Expenditures.”

Cash provided by (used in) financing activities for the years ended December 31, 2022 and 2023. Net cash and cash equivalents used in financing activities changed from a net cash outflow of US$370.5 million in 2022 to a net cash outflow of US$55.6 million in 2023 primarily due to the changes shown in the chart below:

Financing activities cash flows	Year ended December 31,
	2022	2023	Variation	Variation

	(US$ in thousands)
Proceeds from bank loans	—	49,000	49,000	100%
Decrease (Increase) of bank accounts in trust	(733)	34	767	(105)%
Payments of bank loans	(50,000)	(49,000)	1,000	(2)%
Increase of restricted time deposits	29,117	—	(29,117)	(100)%
Payments of financial obligations	(323,057)	(31,034)	292,023	(90)%
Lease payments	(4,638)	(4,475)	163	4%
Dividends paid to controlling interest	(18,542)	(18,542)	—	0%
Dividends paid to non-controlling shareholders	(2,647)	(1,642)	1,005	(38)%
Net financing activities cash flows	(370,500)	(55,659)	314,841	(85)%

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. As December 31, 2022 and 2023, the Group acquired short-term loans that were fully paid, within each year, for US$50 million and US$49 million, respectively.

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

On May 22, 2023, El Brocal subscribed an addendum to the contract with the Banco de Crédito del Perú to modify the LIBOR interest rate of the financing agreement’s tranche B and related clauses referring to the LIBOR rate in terms of calculation basis and reference terms. As a result of this addendum, the updated term and conditions of the financing agreement are as follows:

	Tranche A	Tranche B
Principal	US$113,325,695	US$48,568,155
Annual interest rate	3.76 percent	Three-month SOFR plus 2.65 percent
Term	5 years beginning in October 2019 (matures in October 2024)	7 years beginning in October 2019 (matures in October 2026)

Besides the substitution of the LIBOR interest rate mentioned above, there were no other significant changes in the contract terms derived from the addendum that may have an impact on due dates, guarantees and covenants from the initial financing agreement. Furthermore, El Brocal assessed the financial impacts of the transition from LIBOR to SOFR interest rate in compliance with IFRS, as a result there were no significant changes in the recognized liabilities, financial expenses and cashflows as a result of the addendum entering into force.

As of December 31, 2022 and 2023, the amount outstanding under this financing was US97 million and US$73 million, respectively. The compliance with the financial ratios is monitored by El Brocal’s management. As of December 31, 2022 and 2023, El Brocal complied with the coverage and indebtedness ratios.

Empresa de Generación Huanza S.A. The long-term debt of Huanza is made up of: (i) a financial lease agreement entered into on December 2, 2009, with Banco de Crédito del Perú in an aggregate amount of US$119.0 million, for purposes of constructing a hydroelectric power station. Huanza is the lessee under such agreement. On April 29, 2022, as part of Buenaventura’s strategy to preserve cash, Huanza entered into an amendment to this lease agreement (in respect of the final principal installment thereunder, amounting to US$35 million), pursuant to which parties agreed to extend the maturity through 2027, and (ii) a financial lease agreement entered into on June 30, 2014, with Banco de Crédito del Perú in an aggregate amount of US$103.4 million. On April 29, 2022, as part of Buenaventura’s strategy to preserve cash, Huanza entered into an amendment to this lease agreement (in respect of the final principal installment thereunder, amounting to US$55 million), pursuant to which parties agreed to extend the maturity through 2027. In the amendment of April 29, 2022, Banco de Credito del Peru and Empresa de Generación Huanza signed an addendum considering a prior amortization of outstanding principal of US$9,191,364 (Tranche I) and US$13,904,800 (Tranche II). As of December 31, 2022 and 2023, the amount outstanding under each lease was US$86.6 million and US$79.4 million, respectively.

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

5.500% Senior Notes due 2026

In order to comply with its tax obligations, the Buenaventura’s Shareholders’ Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issue of senior unsecured notes due 2026 (hereinafter the “Notes”) which were issued on July 23, 2021 with the following terms:

-	Denomination of Issue: US$550,000,000 5.500% Senior Notes due 2026.
-	Principal Amount: US$550,000,000.
-	Issue Date: July 23, 2021.
-	Maturity Date: July 23, 2026.
-	Issue Price: 99.140% of the principal amount.
-	Interest Rate: 5.500% per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Listing: The Notes were listed on the SGX-ST.

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

Exploration Costs and Capital Expenditures

During the years ended December 31, 2023, 2022 and 2021, our expenses in exploration in non-operating areas and on exploration in operating units were as follow:

	Year ended December 31,
	2023	2022	2021

	(US$ in thousands)
Exploration in non-operating areas
Emperatriz	3,958	5,243	5,742
Marcapunta	4,095	4,008	1,383
San Gabriel	1,148	282	1,010
Ccelloccasa	151	1,748	405
Other, net	4,100	2,971	2,730
Total exploration in non-operating areas	13,452	14,252	11,270

Exploration in operating areas
Uchucchacua	24,423	32,592	11,090
Colquijirca	7,761	16,671	17,099
Julcani	6,990	6,747	6,107
Orcopampa	6,071	11,594	11,466
Tambomayo	3,446	9,980	10,076
La Zanja	538	3,212	574
Total exploration in operating areas	49,229	80,796	56,412

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

Recent Accounting Pronouncements

As of December 31, 2023, certain new accounting standards and interpretations have been issued but are not yet effective have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback -

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed. The amendments are not expected to have a material impact on the Group’s financial statements.

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

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7 -

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed. The amendments are not expected to have a material impact on the Group’s financial statements.

IFRS 18 “Presentation and disclosure of Financial Statements” –

In April 2024, the IASB issued IFRS 18 Presentation and disclosure in the Financial Statements which replaces IAS 1 Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements.

While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 Introduces new requirements on the presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes. These new requirements are expected to impact all reporting entities.

Narrow scope amendments have been made to IAS 7 Statements of Cash flows and some requirements previously included within IAS 1 have been removed to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which has also been renamed as IAS 8 Basis of Preparation of Financial Statement. IAS 34 Interim Financial Reporting was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 2027, but earlier application is permitted and must be disclosed, IFRS 18 will apply retrospectively. An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first of adoption of IFRS 18, must present the headings and mandatory subtotals it expects to use in its financial statements. Comparative periods in both interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period.

The group is currently assessing the new requirements of IFRS 18, with focus on the specific developments in its industry, to identify and collect relevant information to measure the impacts and resources needed, including internal changes, derived from implementing IFRS 18.

Off-Balance Sheet Arrangements

Other than in connection with the Bonds, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2023:

	Payments due by Period (US$ in millions)
	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years
	(2023)	(2024)	(2025 to 2027)	(from 2028)	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Trade and other payables	288,570	—	—	—	288,570
Financial obligation – capital	31,034	97,409	574,194	—	702,637
Financial obligation – interest	37,453	40,066	31,093	—	108,612
Lease – capital	3,429	1,515	2,523	2,853	10,320
Lease – interest	239	256	757	1,979	3,231
Contingent consideration liability	—	—	13,274	35,513	48,787

Total Contractual Cash Obligations	360,725	139,246	621,841	40,345	1,162,157

As of December 31, 2023, we had no other commercial commitments.

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

E. Critical Accounting Estimates

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2023 20-F. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS as issued by the IASB.

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

The Cerro Verde’s operation includes 2 concentrating facilities with an annual average permitted milling capacity of 409,500 metric tonnes of ore per day (and the ability to annually treat up to 5% more for a total of 430,000 metric tonnes of ore per day). As a result of several efficiency initiatives implemented over the past several years, in 2023, Cerro Verde’s 2 concentrators were able to achieve a combined average milling rate of 417,400 metric tonnes of ore per day in 2023. Cerro Verde also operates SX/EW leaching facilities, which have a production capacity of approximately 200 million pounds of copper per year. In 2023, Cerro Verde began to dismantle its crushed leach facility (which had a capacity of 39,000 metric tonnes of ore per day) as a result of pit expansion but continues to utilize its 100,000- metric-tonnes-per-day ROM leach system.

The available fleet consists of fifty-four 300-metric-ton haul trucks (one of which is currently on standby), ninety-three 250-metric-ton haul trucks (ten of which are currently on standby) and 7 leased 380-metric-ton haul trucks loaded by 13 electric shovels with bucket sizes ranging from 33 to 57 cubic meters. This fleet is capable of moving an average of approximately 1,000,000 metric tonnes of material per day.

Copper cathodes and concentrate production that are not sold locally are transported approximately 70 miles by truck and by rail to the Port of Matarani for shipment to international markets. Molybdenum concentrate is transported by truck to either the Ports of Callao or Matarani for shipment.

Cerro Verde currently receives electrical power, including hydro-generated power, under long-term contracts with ElectroPeru and Engie Energia Peru S.A. During 2023, Cerro Verde entered into a new power purchase agreement that is expected to transition its electric power to fully renewable energy sources in 2026.

Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs on the Río Chili watershed that collect water primarily from seasonal precipitation and from wastewater collected from the city of Arequipa and treated at a wastewater treatment plant operated by Cerro Verde. Cerro Verde believes that the operation has sufficient water sources to support current operations, but we are closely monitoring ongoing El Niño weather patterns.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2021, 2022 and 2023:

	As of and for the year ended December 31,
	2021	2022	2023
Income statement data (1)
Sales (US$ in thousands)	4,199,448	3,975,295	4,143,228
Profit for the year (US$ in thousands)	1,191,474	925,353	778,964
Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (metric tonnes in thousands)	52,000	44,000	24,000
Millable ore reserves (metric tonnes in thousands)	670,000	620,000	655,000
Probable:
Leachable ore reserves (metric tonnes in thousands)	58,000	82,000	65,000
Millable ore reserves (metric tonnes in thousands)	3,219,000	3,489,000	3,343,000
Average copper grade of leachable ore reserves (%)	0.33	0.27	0.24
Average copper grade of millable ore reserves (%)	0.37	0.35	0.35
Production
Cathodes (in thousands of recoverable pounds)	96,350	99,405	99,962
Concentrates (in thousands of recoverable pounds)	790,724	874,053	885,580
Average realized price of copper sold (US$per ton payable)	9,833	8,422	8,532
(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.
(2)

Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data.” Cerro Verde used US$ 3.00 per pound of copper to determine copper as of December 31, 2023. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable ore reserves for us located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations, proven and probable mineral reserves were determined from the application of relevant modifying factors to geological data to establish an operational, economically viable mine plan. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.

(3)	Derived from “Item 3. Key Information – A. Selected Financial Data.”

Cerro Verde Mining Royalties

On June 23, 2004, Law 28258 was approved, which requires the holder of a mineral concession to pay a royalty in return for the exploitation of metallic and non-metallic minerals. The royalty is calculated using ranging from 1% to 3% of the value of concentrate or its equivalent according to the international price of the commodity published by the Ministry of Energy and Mines. Prior to January 1, 2014, the Company determined that these royalties were not applicable because it operated under the 1998 Stability Agreement with the Peruvian government. However, beginning January 1, 2014, the Company began paying royalties calculated on operating income with rates between 1% to 12% and a new special mining tax for its entire production base under its current 15-year tax stability agreement, which became effective January 1, 2014. The amount to be paid for the mining royalty will be the greater of a progressive rate of the quarterly operating income or 1% of quarterly sales.

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

In February 2020, Freeport, on its own behalf and on behalf of the Company, requested the initiation of an international arbitration proceeding against the Government of Peru under the United States-Peru Trade Promotion Agreement. The hearing on the merits was held in May 2023 and the final argument took place on July 15, 2023. In April 2020, Sumitomo filed another international arbitration proceeding against the Peruvian government under the Netherlands-Peru Bilateral Investment Treaty. The hearing on the merits was held in February 2023.

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

Stripping cost

Cerro Verde incurs waste removal costs (stripping costs) during the development and production phases of its surface mining operations. Production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the costs of inventory, while the production stripping costs are capitalized as a stripping activities asset, as part of the “property, plant and equipment, net” if certain criteria are met.

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

Results of Operations for the Years Ended December 31, 2023 and 2022

Sales. Sales, including mark-to-market adjustments for pounds of copper pending settlement and sales of molybdenum and silver contained in copper concentrates, increased by 4%, from US$3,975.3 million in 2022 to US$4,143.2 million in 2023, principally due to higher pound sold and higher copper price. The following table reflects the average realized price and volume sold of copper (both cathode and copper concentrate) during the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023	Variation
Average price
Copper (US$ per metric ton)	9,833	8,422	8,532	1%
Volume sold (unaudited)
Copper (in metric tonnes)	401,886	439,110	450,449	3%

Average realized copper prices per metric tonne increased from US$8,422 in 2022 to US$8,532 in 2023. The volume of copper sold increased from 439,110 metric tonnes in 2022 to 450,449 metric tonnes in 2023. The combined effect of these changes resulted in a US167.9 million increase in income from sales in 2023 compared to 2022.

Total costs of sales of goods. Total costs of sales of goods increased from US$2,367.8 million in 2022 to US$2,556.1 million in 2023, mainly due to the net effect of the following:

(a)	Materials and supplies increased from US$ 915.3 million in 2022 to US$982.6 million in 2023, primarily associated with higher material processed at mills, and higher metric ton mined.
(b)

Depreciation of property, plant and equipment increased from $489.7 million in 2022 to $530.2 million in 2023, due to higher assets additions in the period coupled with adjustments of deprecation method (from UOP to straight-line basis).

(c)	Labor costs, including workers’ profit sharing, increased from US$343.6 million in 2022 to US$381.8 million in 2023 mainly due to higher profit sharing expenses.

Total operating expenses. Operating expenses increased by 36%, from US$181.3 million in 2022 to US$246.1 million in 2023 due mainly to the following:

(a)

Other operating expenses, increased by 277%, from US$24.2 million in 2022 to US$91.2 million in 2023 primarily by penalties related to payments on account of income tax from 2006 to 2015 as a consequence of unfavorable tax ruling issued by the Supreme Court.

Income tax. Income tax expense, including current and deferred expense, increased by 9%, from an expense of US$508.5 million in 2022 to an expense of US$551.8 million in 2023 primarily due to higher taxable profit generated in 2023.

Profit of the year. As a result of the foregoing, profit of the year decreased by 16%, from US$925.4 million in 2022 to US$779.0 million in 2023. As a percentage of net sales, net income was 23% in 2022, compared to 19% in 2023.

Results of Operations for the Years Ended December 31, 2022 and 2023

See “Item 5. Operating and Financial Review and Prospects” in our 2023 Form 20-F for a comparative discussion of Cerro Verde’s consolidated results of operations for the year ended December 31, 2023 and 2022.

B.	Liquidity and Capital Resources

As of December 31, 2023, Cerro Verde had cash and cash equivalents of US$509.6 million, compared to US$553.8 million as of December 31, 2022.

Cash provided by operating activities for the years ended December 31, 2023 and 2022. Net cash and cash equivalents provided by operating activities were US$1,367.3 million in 2023, compared to net cash provided by operating activities of US$867.1 million in 2022. This change in net cash flow provided by operating activities in 2023 compared to 2022 was mainly attributable to the following factors:

An increase in proceeds from sales from US$3,908 million in 2022 to US$4,273 million in 2023.

Cash used in investing activities for the years ended December 31, 2023 and 2022. Net cash used in investing activities increased from US$510.2 million in 2022 to US$654.0 million in 2023.

Cash used in financing activities for the years ended December 31, 2023 and 2022. Net cash and cash equivalents used in financing activities was US$757.4 million in 2023, compared to net cash used in financing activities of US$740.8 million in 2022.

The following table shows Cerro Verde’s contractual obligations as of December 31, 2023:

	Payments due by Period (US$ in millions)
		Less than 1	1-5	More than 5
	Total	Year	years	Years
Trade accounts payable	281.7	280.7	1.0	—
Accounts payable – related parties	3.5	3.5	—	—
Lease liabilities	59.6	9.9	49.7	—
Other accounts payable	19.2	19.2	—	—
Total Contractual Cash Obligations	364.0	313.3	50.7	—

Long-term Debt

As of December 31, 2023, Cerro Verde had total long-term debt of US$49.7 million associated with lease liabilities.

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

E.	Critical Accounting Estimates

A summary of our significant accounting policies is included in Note 3 to our audited consolidated financial statements, which are included in this annual report.

ITEM 6.     Directors, Senior Management and Employees

A.	Board of Directors and Senior Management

Our Board is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board. The Board, which must be composed of nine members, is elected at the Annual Mandatory Meeting of shareholders (the “Annual Mandatory Meeting”) for a three-year term. The most recent Board election took place in March 2023 and the next one is scheduled to take place in the Annual Mandatory Meeting to be held in March 2026. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides(1)	70	Chairman of the Board	1980	March 2026
Marco Antonio Zaldívar	64	Director	2020	March 2026
William Champion	69	Director	2016	March 2026
Diego de la Torre	62	Director	2017	March 2026
Nicole Bernex	75	Director	2018	March 2026
Raúl Benavides (1)	69	Director	2020	March 2026
Jorge Francisco Betzhold	68	Director	2023	March 2026
Ivan Arriagada Herrera	60	Director	2024	March 2026
Andrónico Luksic Lederer	42	Director	2024	March 2026

Executive Officers
Leandro Garcia	57	Chief Executive Officer	2020
Daniel Dominguez	47	Vice President and Chief Financial Officer	2020
Aldo Massa	53	Vice President of Business Development and Commercial	2021
Alejandro Hermoza	63	Vice President Community Relations	2008
Juan Carlos Ortiz	54	Vice President Operations	2018
Renzo Macher	50	Vice President of Projects	2023
Juan Carlos Salazar	52	Vice President of Explorations	2024
Gulnara la Rosa	60	General Counsel	2012
(1)	Roque Benavides is the brother of Raúl Benavides.

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

Marco Antonio Zaldivar, Director. Mr. Zaldívar, a certified Public Accountant, graduated from the Universidad de Lima. He also graduated from PAD’s the Management Development Program at the Universidad de Piura and holds a Master of Business Administration from the Adolfo Ibáñez School of Management, USA. He is Independent Director of Empresa Editora El Comercio, Técnica Avícola and Core Capital SAF. He has been Independent Director at Cementos Pacasmayo, UCP Backus & Johnston, Banco Santander, among other companies. He was previously Chairman of the board of directors of the Lima Stock Exchange and the second Vice President of Confiep.

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

Leandro Garcia, Chief Executive Officer. Mr. Garcia earned his bachelor’s degree in business administration and a bachelor’s degree in accounting from Universidad del Pacífico and his Master of Business Administration from the University of Miami in Florida. He completed the Management Development Program at Harvard Business School in 2017. He held the position of Treasury Head at Buenaventura from 1990 to 1997. He also worked as the finance manager at Sociedad Minera El Brocal until 2000, as general manager of Boticas BTL until 2005, and general manager of Boticas Inkafarma until June 2011. He rejoined Buenaventura as Controller General in July 2011. He has also served as director of Química Suiza Retail, the business that manages the Mi Farma pharmacy chain, from January 2016 until January 2018. Mr. Garcia has also served as Chief Executive Officer of Consorcio Energético de Huancavelica and a director of Sociedad Minera El Brocal, Compañía Minera Condesa and Empresa de Generación Huanza.

Daniel Dominguez, Vice President and Chief Financial Officer. Mr. Dominguez earned his bachelor’s degree in Economics and a Master of Business Administration from Universidad del Pacifico. He also successfully completed the Harvard Business School General Management Program (GMP-16) in 2015 and the London Business School Corporate Finance Program in 2010. Mr. Dominguez has served in several positions at Buenaventura, most recently as Supply Chain Manager since 2017. Prior to this role, he was the Company’s Financial Planning and Investor Relations Manager from 2016 to 2017, Director of Treasury and Financial Planning from 2012 to 2016, and Head of Treasury from 2003 to 2012. He began his career in 2000 as Head of Treasury at IMINSUR, previously a subsidiary of Buenaventura. Since September 2020, he has been appointed as Vice President and Chief Financial Officer. Mr. Dominguez is currently director of Sociedad Minera El Brocal.

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

Juan Carlos Ortiz, Vice President of Operations. Mr. Ortiz earned his bachelor’s degree in mining engineering from the Pontificia Universidad Católica del Peru in 1992. He also holds a Master’s in Engineering, with a focus on Mineral Engineering Management, from Pennsylvania State University. Prior to assuming his new role at Buenaventura, Mr. Ortiz was the Technical Services Manager at Volcan Compañia Minera, a polymetallic mining company and one of the largest producers of zinc, lead and silver in the world, where he was responsible for the departments of Engineering, Projects, Planning and Environmental Matters as well as Volcan’s Alpamarca and Cerro de Pasco operations. Prior to this post, he served Chief Operations Officer at Compañía Minera Milpo (now part of the Nexa Resources Group), where he was responsible for the Cerro Lindo, Atacocha and El Porvenir operations. He is currently Director of the Institute of Mining Engineers of Peru and Sociedad Minera El Brocal.

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

B:	Compensation

During the year ended December 31, 2023, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$13.9 million, including director’s fees accrued in 2022 and paid in 2023. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 32(d) to the Consolidated Financial Statements for further information

C.	Board Practices

Audit Committee

The Audit Committee, which is composed entirely of independent directors as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual, is responsible for assisting the Board in the appointment of independent auditors, upon delegation of such responsibility by the shareholders at the general meeting of shareholders (the “General Meeting”) and reviewing the scope of internal and external audits. The Audit Committee also reviews compliance with internal control systems, reviews our annual and quarterly Consolidated Financial Statements before their presentation to the Superintendencia del Mercado de Valores, or the SMV (formerly known as the Comisión Nacional Supervisora de Empresas y Valores (National Supervisory Commission of Business and Securities)) (CONASEV), the Bolsa de Valores de Lima (Lima Stock Exchange) and the SEC and maintains the integrity of the preparation of audits. The members of the Audit Committee are Messrs. Zaldívar, Betzhold and de la Torre.

Nominating and Compensation Committee

The nominating and compensation committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer. It is also responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the directors’ remuneration to be approved by the shareholders. The members of the Compensation Committee for 2023 were Messrs. de la Torre, Roque Benavides and Champion.

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2022 were Messrs. Roque Benavides, Zaldivar and Betzhold.

Sustainability and Innovation Committee

The Sustainability and Innovation Committee is responsible for monitoring initiatives and practices related to Sustainability and Innovation . The members of the Sustainability and Innovation Committee for 2023 were Miss Nicole Bernex, Messrs. Roque Benavides, Raúl Benavides and de la Torre.

Operations Committee

The Operations Committee is responsible for supporting the Vice Presidency of Operations in meeting the goals set at the beginning of each year and providing a long-term vision to achieve the continuity of the Company’s operations. The members of the Operations Committee for 2023 were Messrs. Champion, Betzhold, Roque Benavides, Raúl Benavides, Leandro García, Juan Carlos Ortiz and Juan Carlos Salazar.

D.	Employees

As of December 31, 2023 we, including our subsidiaries and Coimolache, had 2,876 employees (including permanent and temporary employees) and 10,883 subcontractors employed through arrangements with independent contractors who manage the workforce at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, reducing the average age of the workforce. As of December 31, 2023, the average tenure of Buenaventura’s permanent laborers was approximately 10 years.

Of the 2,734 permanent employees (considers employees working on an indefinite term contract) employed by Buenaventura, its subsidiaries and Coimolache, approximately 46% are members of 12 different labor unions (including 06 unions for clerical workers and 06 unions for laborers), representing all aforementioned clerical workers and laborers in collective negotiations. There are also 6 unions for workers employed by independent contractors that were formed over the last ten years in our mines at Uchucchacua, Orcopampa, Tambomayo, Julcani, El Brocal and Coimolache.

Each labor union is company-based with an affiliation to a national union. Administrative personnel are not represented by unions. Labor relations for unionized and non-unionized employees in our production facilities, including compensation and benefits, are governed by collective bargaining agreements, the terms and length of which are negotiated throughout the year as the various collective bargaining agreements come up for renewal. These collective bargaining agreements are typically one year in length (with the exception of the Collective Agreement of Tambomayo laborers, which is valid for years from July 1, 2021 to June 30, 2024 and in the case of Tambomayo clerical workers, valid from August 1, 2021 to July 31, 2024) and set wages for the applicable period and benefits such as overtime, bonuses and family benefits.

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses, including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, education for children of some of our employees under certain special considerations and housing, medical services and a full range of social services for our permanent employees and their families at town sites near our mines in compliance with mining regulations. We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the employee profit sharing amount equivalent to 8% of the annual pre-tax profits of their employer, 50% of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50% of such profits to be distributed based on the aggregate annual salary of each employee. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the employee profit sharing amount and the aggregate amount paid to employees must be contributed by us to FONDOEMPLEO, a fund established to promote employment and employee training.

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

Regardless of the cause for termination, all employees are entitled to a severance payment. Such payment is equal to one month’s salary (including an amount assigned for the value of other benefits), for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws, said severance payments are deposited in a special bank account selected by each employee and for the benefit of such employee, in both May and November of each year (approximately 50% of a monthly salary each time). Workers may withdraw such funds in excess of four times the worker’s gross monthly salary. Exceptionally and until December 31, 2023, workers were able to withdraw 100% of the deposited amounts (Congress is currently considering an extension of said term). Upon termination, the remaining balance may be withdrawn by the worker for any reason.

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

As of March 31, 2024, our directors and executive officers, as a group, owned 30,509,577 Common Shares, representing 12.01% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2024 is set forth below:

Percentage
		Percentage		Percentage		Beneficial
		Beneficial		Beneficial	Number of	Ownership
	Number	Ownership		Ownership	Common	of Common
	of	of	Number of	of	Shares and	Shares and
	Common	Common	Investment	Investment	Investment	Investment
Shareholder	Shares	Shares	Shares	Shares	Shares	Shares
Roque Benavides †	13,913,926	5.48	—	—	13,913,926	5.48
William Champion	—	—	—	—	—	—
Nicole Bernex	—	—	—	—	—	—
Jorge F. Betzhold	—	—	—	—	—	—
Raúl Benavides ††	16,594,123	6.54	—	—	16,594,123	6.53
Diego de la Torre	1,528	0.00	—	—	1,528	0.00
Marco Antonio Zaldivar	—	—	—	—	—	—
Leandro García	—	—	—	—	—	—
Daniel Domínguez	—	—	—	—	—	—
Juan Carlos Ortiz	—	—	—	—	—	—
Alejandro Hermoza	—	—	—	—	—	—
Aldo Massa	—	—	—	—	—	—
Gulnara La Rosa	—	—	—	—	—	—
Directors and Executive Officers as a Group †	30,509,577	12.02	—	—	30,509,577	12.01
†	Includes Common Shares owned by the applicable director or officer and his son.
††	Includes Common Shares owned by the applicable director and his sons and daughters.
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2024 we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares, and 271,677 Investment Shares, exclusive of 472,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2024, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

						Percentage
						Beneficial
		Percentage		Percentage	Number of	Ownership
		Beneficial		Beneficial	Common	of Common
		Ownership	Number of	Ownership	Shares and	Shares and
	Number of	of Common	Investment	of Investment	Investment	Investment
Shareholder	Common Shares	Shares (1)(2)	Shares	Shares (1)(3)	Shares	Shares (1)(4)
Antofagasta plc	48,058,225	18.94	—	—	48,058,225	18.92
Van Eck Associates Corporation	27,152,986	10.70	—	—	27,152,986	10.69
Citigroup Global Markets, Inc. (Broker)	20,672,330	8.15	—	—	20,672,330	8.14
Raul Benavides Ganoza (6)	16,594,123	6.54	—	—	16,594,123	6.53
Roque Benavides Ganoza (5)	13,913,926	5.48	—	—	13,913,926	5.48
Westwood Global Investments, LLC	13,644,150	5.38	—	—	13,644,150	5.37
AFP Integra S.A.	13,495,166	5.32	—	—	13,495,166	5.31
Blanca Benavides de Morales	12,112,918	4.77	—	—	12,112,918	4.77
Blackrock Fund Advisors	9,234,235	3.64	—	—	9,234,235	3.64
Scotiabank Wealth Management	9,016,211	3.55	—	—	9,016,211	3.55
(1)

The table above excludes treasury shares. As of March 31, 2024 Buenaventura held 14,474 Common Shares and 1,230 Investment Shares and our wholly owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.

(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.
(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.
(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.
(5)	Common Shares owned by Roque Benavides and his son
(6)	Common Shares owned by Raul Benavides and his children.

As of March 31, 2024, we estimate that 221,946,406 Common Shares were held in the U.S., which represented approximately 87.48% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 43 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) amounted to US$12.1 million in 2021, US$13.2 million in 2022 and US$13.9 million in 2023. Please refer to Note 32(d) to the Consolidated Financial Statements for further information.

Chaupiloma was the legal owner of the mining rights operated by Yanacocha until 2022 and received a 3% royalty based on quarterly sales, after deducting refinery and transportation costs. Royalties amounted to US$15.9 million in 2021 and US$1.4 million in 2022 and are presented as royalty income in our consolidated statements of income. After 2022, Chaupiloma transferred to Yanacocha all the mining rights and we have ceased to receive royalty since then.

In 2021, 2022 and 2023, we received cash dividends from Sociedad Minera Cerro Verde S.A.A. in an amount of US$137.01 million, US$78.3 million and US$146.9 million, respectively.

We received cash dividends from Coimolache of approximately US$11.3 million in 2021, and US$0.8 million in 2022 and US$0.4 million in 2023.

We recognized revenues of energy sales from Consorcio Energético de Huancavelica S.A. and Empresa de Generación Huanza S.A. of approximately US$5.4 million in 2021, US$5.0 million in 2022, and US$4.8 million in 2023.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.Financial Information

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

During 2007 and 2008, Buenaventura modified its client contracts for the purposes of the sale of gold, shifting from a fixed price arrangement to a variable price arrangement. This allowed the Company to appropriately benefit from improved market prices. Additionally, this caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax payable by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT during subsequent fiscal years.

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

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$100.5 million updated at the exchange rate of December 31, 2023) which, when accounting for alleged penalties and fees at the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$567.6 million based on the exchange rate corresponding to December 31, 2023).

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

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,584,227,000 (equivalent to US$426,670,000 based on the exchange rate corresponding to December 31, 2023), which included updating the debt to reflect interest accrued as of July 30, 2021, such interest amounting to S/78,279,000 (equivalent to US$21,082,000 based on the exchange rate corresponding to December 31, 2023). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$52,199,000 based on the exchange rate corresponding to December 31, 2023) which included updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/8,477,000 (equivalent to US$2,283,000 based on the exchange rate corresponding to December 31, 2023). For fiscal year 2010, as a result of a deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$96,273,000 based on the exchange rate corresponding to December 31, 2023) which included the updating the amount claimed to reflect interest accrued as of July 30, 2021, such interest amounting to S/16,762,000 (equivalent to US$4,514,000).

As of December 31, 2023, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

In November 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the cassation ruling that declared the lawsuit filed by the Company unfounded regarding the derecognition of carry forwarded tax loses. In response, on December 22, 2023, the Company and its sponsoring lawyers filed an amparo request before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the annulment of the cassation ruling in response of the grievances to the constitutional right to effective procedural protection of the Company.

The liability previously mentioned does not represent a withdrawal from the process, since the process remains in progress. Moreover, it does not imply a cash outflow as it is related to a payment in full made in previous years prior to the recognition of the account receivable.

As part of the assessment of the process status as of 2023, the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, for which it was recognized with effect on the results of the year a liability due to a claim to the Tax Administration for S/420,231,000 (equivalent to US$113,178,000) regarding the portion of accounts receivable related to such carry-forwarded losses. The impact in profit or loss was distributed as follows: others, net (US$9,598,000), financial expenses (US$58,454,000), and income tax (US$45,126,000).The liability previously mentioned does not represent a withdrawal from the process, since the process remains in progress. Moreover, it does not imply a cash outflow as it is related to a payment in full made in previous years prior to the recognition of the account receivable.

In March 2024, the Supreme court notified the cassation ruling that declared unfounded the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007. In the opinion of the sponsored lawyers, there are solid grounds to file an amparo claim, that will be ultimately resolved by the Constitutional Court, requesting the annulment of the aforementioned cassation as a result of the violation of constitutional rights and guarantees. The Company filed said constitutional action on April 19, 2024.

We will continue to pursue appeals on this matter in Peruvian courts. These legal proceedings may be costly and time consuming and there can be no guarantee in respect of the final outcome of these proceedings or that SUNAT will not bring future claims against us.

See Note 31 (d) and 7 (c) of the Consolidated Financial Statements for additional information.

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

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache and Cerro Verde ), 20% attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and in the past were generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2020 to 2023. Dividends with respect to the years 2020 to 2023 were paid per Common Share and ADS.

		Per			Per			Per
Year ended	Common Share			ADSs			Investment Share
December 31, (1)	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2020	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2021	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2022	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
2023	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
(1)	Interim and final dividend amounts are expressed in U.S. Dollars.
B.	Significant Changes

No significant events were identified, apart from those mentioned in Note 1(d), 10 (d) and 37, since the date of the annual Consolidated Financial Statements included in this Annual Report.

ITEM 9.The Offer and Listing

A.	Offer and Listing Details

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Soles. The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods.

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading			Trading			Trading
	Volume	High	Low	Volume	High	Low	Volume	High	Low

	(in millions)	(in nominal S/ per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2020	0.59	44.80	25.00	407.18	15.36	5.12	0.00	0.00	0.00
2021	0.25	44.80	27.80	318.37	12.83	6.11	0.00	0.00	0.00
2022	0.04	41.00	21.65	371.51	12.35	5.25	0.00	0.00	0.00
2023	0.23	54.90	26.00	403.07	15.74	6.45	0.00	15.00	14.80
Quarterly highs and lows
2022
1st quarter	0.01	40.00	33.00	90.83	12.35	7.03	0.00	0.00	0.00
2nd quarter	0.00	41.00	27.00	85.66	11.29	6.59	0.00	0.00	0.00
3rd quarter	0.01	25.00	21.65	125.45	6.78	5.25	0.00	0.00	0.00
4th quarter	0.01	30.00	27.90	69.57	8.42	6.38	0.00	0.00	0.00
2023
1st quarter	0.01	32.00	27.90	75.57	8.74	7.08	0.00	15.00	14.80
2nd quarter	0.01	31.10	26.00	97.20	8.56	6.45	0.00	0.00	0.00
3rd quarter	0.01	32.50	26.48	98.62	8.92	7.11	0.00	0.00	0.00
4th quarter	0.20	54.90	28.70	131.67	15.74	8.06	0.00	0.00	0.00
Monthly highs and lows
2023
October	0.12	31.50	28.70	26.21	8.84	7.73	0.00	0.00	0.00
November	0.00	0.00	0.00	34.38	9.66	8.06	0.00	0.00	0.00
December	0.08	54.90	32.80	71.09	15.74	8.86	0.00	0.00	0.00
2024
January	0.03	54.38	52.80	25.07	15.86	14.15	0.00	0.00	0.00
February	0.00	55.62	54.00	19.74	15.92	14.50	0.00	0.00	0.00
March	0.09	63.80	56.02	50.30	17.80	14.80	0.00	0.00	0.00
(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2024, the share capital with respect to the Common Shares was S/2,748,899,240 represented by 274,889,924 shares, and the share capital with respect to the Investment Shares was S/7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital and treasury shares. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2024, there were 931 owners of record of the Common Shares and 895 owners of record of the Investment Shares.

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

ITEM 10.Additional Information

A.	Share Capital

Our capital stock comprises Common Shares and investment shares. Common Shares have full voting rights while investment shares do not. As of December 31, 2023, there were 253,715,190 Common Shares outstanding, exclusive of 21,174,734 Common Shares held in treasury. In the case of Investment Shares, there were 271,677 Investment Shares outstanding, exclusive of 472,963 Investment Shares held in treasury. In total there are 253,986,867 outstanding shares, and this number has not changed throughout the year 2023. The capital stock is fully subscribed and paid. Additionally, the par value per share (for both Common Shares and Investment Shares) is S/.10.

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

Directors

The Board, which must be composed of nine members, is elected for a three-year term at the Annual Mandatory Meeting and may be reelected indefinitely. Any changes in the Board require the approval of the shareholders. The removal of the Board must be approved at a shareholders’ meeting, attended by holders of 75% of the Common Shares in the first summons and 70% of the Common Shares in the second summons, by resolution approved by at least two thirds of the total number of Common Shares outstanding. In the case of resignation of directors, the Board may appoint substitute directors who will serve until the next shareholders’ meeting.

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

The Board of Directors meets when called by the Chairman of the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence, or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, as amended by Law No. 30050 in force since June 27, 2013, provides that directors and managers are civilly liable for damages caused to us by any transaction they have approved that favors such director’s, or a related party’s, interest instead of the Company’s interest, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such company’s assets. Directors not participating in the Board meeting or that voted against the transaction are not liable.

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

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only if the agreement relates to operations the Company performs in the regular course of business and is in arms-length conditions. Furthermore, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the Company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the Company’s Board. Directors are jointly liable to the Company and the Company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law. In addition, as mentioned above, Article 3 of Law No. 29720, as amended, provides that directors and managers are liable for economic or other damages that they may cause because of the approval of resolutions that favor such director’s, or a related party’s, interest instead of the Company’s interest, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such Company’s assets.

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

Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board, where each share has the right to as many votes as there are directors to be elected. Each holder’s votes may all be cast for a single nominee or they may be distributed among the nominees at the holder’s discretion. Holders of Common Shares may attend and vote at shareholders’ meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of sociedades anónimas abiertas, as we are, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

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

Under our By-laws, the following actions are to be taken at the Annual Mandatory Meeting of shareholders: approval of our statements of financial position, profit and loss statements and annual reports; the approval of management performance; the allocation of profits; the election of external auditors or the delegation in the Board of Directors of such election; the election of the members of the Board; and any other matters submitted by the Board. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; and liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

In accordance with Article 21 of the By-laws, only those holders of Common Shares whose names are inscribed in our share register not less than 10 days in advance of a meeting will be entitled to attend shareholders’ meetings and to exercise their rights.

In response to the COVID-19 pandemic, shareholder meetings and board meetings were held virtually from March 2021 to October 2022. Starting in October 2022, we resumed in person board meetings.

Limitations on the Rights of Nonresident or Foreign Shareholders

There are no limitations in our By-laws or the Peruvian Companies Law on the rights of nonresident or foreign shareholders to own securities or exercise voting rights on our securities.

Change in Control

There are no provisions in our By-laws that would have the effect of delaying, deferring or preventing a change in control.

Disclosure of Share Holdings

Article 12 of Resolución No. 019-2015-SMV-01 provides that juridical entities with shares listed in a stock exchange as it is our case, must inform to the SMV within the first fifteen days of each month the list of its shareholders with voting rights holding more than 0.5% of the total number of voting shares indicating the percentage that corresponds to each of them. There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed.

Takeover Bid

According to Regulation No. 009-2006-EF-94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF-94.10, Regulation No. 05-2009-EF-94.01.1, Regulation No. 034-2015-SMV-01, Regulation No. 009-2020-SMV-01 and Regulation No. 011-2023-SMV/01 of the SMV, when, an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25%) of the voting shares of a company with shares listed in a stock exchange, as well as upon any person or group increasing its ownership above the 50% and 60% thresholds, a procedure known as Oferta Pública de Adquisición, or a “Takeover Bid,” must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF-94.10 of the SMV, as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5% of our paid-in capital.

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

Economic Group

On January 1, 2017 new Regulations on Indirect Property, Relation and Economic Groups (Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos) (the “Regulations”) approved by Regulation No. 019-2015-SMV-01 became effective, replacing the prior Regulations that were in effect since 2006. The new Regulations, which have been amended by Regulations 048-2016-SMV-01, 013-2017-SMV-01, 026-2017-SMV-01, 016-2019-SMV-01 and 019-2021-SMV/01, define more precisely who are considered independent directors, increase the standards of information we are required to provide, require us to identify the individuals that control our economic group, require us to report related individuals and entities; reduce the number of shareholders required to determine that there exists a “representative participation” from 10% of the total capital stock to 4% of voting shares and extend the definition of control. The “representative participation” definition is mainly used by listed companies such as us to determine the existence of indirect property. Regulation No. 083-2016-SMV-01 approved the new forms to be used to provide the SMV all the information about our economic group.

Criminal liability of companies

Peruvian Law 30424, as amended by Legislative Decree No. 1352 , Law 30835 and Law 31740, introduced corporate liability for corruption, money laundering, terrorist financing, tax and customs crimes and related crimes as of January 1, 2018. Under this law, legal entities may be liable for domestic and international bribery of public officials as well as other offenses committed on their behalf or for their benefit by their shareholders, officers, directors, or de facto administrators or representatives. The law establishes mitigating circumstances such as cooperation with authorities, minimizing the harm caused by the offense, full or partial reparation of damages, and the adoption and implementation of a corporate compliance program known as a “prevention model”. Such preventive program must be tailored to the legal entity’s nature, risks, needs, and characteristics, and must contain adequate monitoring and control measures to prevent the offenses covered by this law or significantly reducing the risk of violating such offenses.

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

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s associates (Coimolache and Cerro Verde), 20% of Buenaventura’s attributable net income will be included if such associates distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

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

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders of public companies that are sociedades anónimas abiertas, such as us, and that were formerly contained in Law No. 26985, which was abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and most recently Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Mandatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Mandatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$1,400 and US$ 35,000 in case the Company fails to comply such provisions for the protection of minority shareholders.

C.	Material Contracts

Below is a description of the material agreements that we have entered into as of December 31, 2023. Such summaries exclude those agreements entered into in the ordinary course of business.

5.500% Senior Notes due 2026

In order to comply with its tax obligations, the Buenaventura’s Shareholders’ Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issue of the Notes which were issued on July 23, 2021 with the following terms:

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

We did not enter into any additional material contracts in 2023.

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

Before December 31, 2012, for nonresident individuals, the first five tax units (approximately US$6,800) of capital gains deriving from the transfer of securities were exempted from the Income Tax. Effective January 1, 2013, this exemption was repealed. If the transferor is a resident entity, capital gains deriving from the disposal of securities will be treated as any other taxable income subject to the 29.5% corporate Income Tax rate.

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

On September 12, 2015, Law No. 30341 was published. This law entered into effect on January 1, 2016 and states that capital gains from the disposal of ADSs or Common Shares through December 31, 2018 issued by legal entities incorporated in Peru, executed through the Lima Stock Exchange, are exempt from Peruvian Income Tax if: (i) within a period of twelve (12) months the holder and its related parties do not transfer 10% or more of the issued shares of the legal entity in one or more transactions; and (ii) the Common Shares issued by such legal entity shall have been continuously traded in the stock market (the rules to determine if such shares are continuously traded are set forth in Law No. 30341, as amended). Law No. 30341 was amended by Legislative Decree No. 1262, published on December 10, 2016 and effective since January 1, 2017, which introduced minor amendments related to capital gains deriving from the disposal of ADSs and Common Shares and extended this income tax exemption through December 31, 2019. Law No. 30341 was amended for a second time by Urgent Decree No. 005-2019, published on October 24, 2019 and effective on January 1, 2020, which introduced minor amendments regarding to the rules to determine when shares are continuously traded; and extended this income tax exemption through December 31, 2022.

On December 30, 2022, Law No. 31662 was published. This law entered into effect on January 1, 2023 and extends through December 31, 2023, the income tax exemption on capital gains from the disposal of ADSs or Common Shares issued by legal entities incorporated in Peru, executed through the Lima Stock Exchange, described in the previous paragraph. However, such extension through December 31, 2023 was applicable only to individuals, undivided hereditary estates or undivided inheritance estates (sucesiones indivisas) and conjugal partnerships (sociedades conyugales) with respect to their previously mentioned capital gains that do not exceed in each taxable year, 100 tax units (approximately US$130,000 for 2023). It must be noted that this exemption has not been reinstated for fiscal year 2024 by the Peruvian Congress, although discussions are in place to reinstate it for fiscal year 2025.

Exchange Transactions

No Peruvian estate or gift taxes are imposed on the gratuitous transfer of ADSs or Common Shares. No stamp, transfer or similar tax applies to any transfer of Common Shares, except for commissions payable by seller and buyer to the Lima Stock Exchange (0.021% of value sold), fees payable to the SMV (0.0135% of value sold), fees payable to CVALI (0.04095% of value sold), brokers’ fees (about 0.05% to 1% of value sold) and VAT (at the rate of 18%) on commissions and fees. Any investor who sells its Common Shares on the Lima Stock Exchange will incur these fees and taxes upon purchase and sale of the Common Shares.

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

Peruvian law was amended with the objective to grant greater guarantees to the taxpayers through application of the general anti-evasive rule (Rule XVI of the Preliminary Title in the Tax Code) and with the objective of providing more tools to the Tax Administration for effective implementation of such Rule.

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

Passive Foreign Investment Company

Based on our audited financial statements as well as relevant market and shareholder data, we can provide no assurance that we were not a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year or that we did not become a PFIC in our 2022 taxable year, as a result, in part, of changes in our income and the value of our assets and uncertainty as to the characterization of certain assets. In particular, the conclusion could be affected by a pending tax refund claim the characterization of which for PFIC purposes is unclear and the value of which is highly speculative. For the same reason and also taking into account the effect of the Company’s sale of its stake in Yanacocha in February 7, 2022, even if we were not a PFIC for our 2022 taxable year, we cannot assure you that we will not become a PFIC with respect to our current taxable year. Furthermore, because a determination of our PFIC status is based on our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, involves the application of complex tax rules, including the application of proposed United States Treasury Regulations, on which we are entitled to rely until they are finalized, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Not applicable.

ITEM 11.Quantitative and Qualitative Disclosures About Market Risk

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

As of March 31, 2024, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to the date of this report El Brocal had no outstanding hedging commitments. No such hedging commitments are anticipated in 2024.

Cerro Verde has informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2024.

Foreign currency risk

We buy and sell our products and obtain capital facilities and investment in U.S. Dollars. The assets and liabilities in different currencies from the U.S. Dollar (Soles) are not significant. We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations. See Note 35(a.1).

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

Fees Incurred in Past Annual Period

From January 1, 2023 through the date of the report, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective at providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2023.

Our independent registered public accounting firm Tanaka, Valdivia & Asociados S. Civil de R.L., has issued an attestation report on our internal control over financial reporting, which is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañia de Minas Buenaventura S.A.A. and subsidiaries.

Opinion on Internal Control over Financial Reporting

We have audited Compañia de Minas Buenaventura S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Compañia de Minas Buenaventura S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 30, 2024, expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

Lima, Peru.

April 30, 2024

Changes in Internal Control Over Financial Reporting

During 2022, management identified a material weakness in the design and operating effectiveness of a control within the financial statement close process to review a specific transaction. As a result of the material weakness, management concluded that, as of December 31, 2022, the Company´s  internal control over financial reporting was not effective.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual consolidated financial statements will not be prevented or detected on a timely basis.

As of December 31, 2023, the Company had established a remediation plan, whereby it implemented and tested control over the accounting closing process and hired experienced personnel resulting in the Company’s internal control over financial reporting being effective.

Apart from the remediation plan mentioned above, there has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Tanaka, Valdivia & Asociados S. Civil de R.L., a member firm of Ernst & Young Global Limited, be elected as the independent auditor for 2023. Tanadka, Valdivia & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2022 and 2023, for which audited Consolidated Financial Statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Tanaka, Valdivia & Asociados S. Civil de R.L. for 2022 and 2023.

	Year ended December 31,
	2022		2023
Audit Fees	US$	1,073,717	1,265,706
Tax Fees	US$	35,100	57,818
All other Fees	US$	11,017	16,950
Total	US$	1,119,834	1,340,474

Audit Fees. Audit fees in the above table are the aggregate fees billed by Tanaka, Valdivia & Asociados S. Civil de R.L. in connection with the audit of our annual Consolidated Financial Statements, the review of our quarterly Consolidated Financial Statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2022 and 2023.

Tax Fees. Tax fees in the above table are fees billed by Tanaka, Valdivia & Asociados S. Civil de R.L. in connection with review of income tax filings.

All other fees It corresponds to the execution of agreed upon procedures carried out during the year 2022 and 2023.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2022 and 2023.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2023, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

The listing standards for the NYSE also require that U.S. domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the board of directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and do not require that these special governance bodies be composed partially or entirely of independent directors. We maintain five committees, which include the Audit Committee, the Nominating and Compensation Committee, the Corporate Governance Committee Operations Committee and the Sustainability and Innovation Committee. Our Board has determined that our Audit Committee is composed entirely of independent directors, as defined in the NYSE’s Listed Company Manual.

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

ITEM 16I.   Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

ITEM 16J   Insider Trading Policies

Not applicable.

ITEM 16KCybersecurity

Buenaventura has a risk-based cybersecurity program supported by an assessment and estimation of the maturity level according to the controls within the NIST CSF. As part of the program outcome, a corporate strategy has been designed based on four core pillars to cover the main cybersecurity capabilities that need to be addressed in the current cyber threat scenario: Improvement of cybersecurity governance, continuous risk management, strengthening of a cybersecurity culture, and, finally, a cybersecurity strategy that allows for the reinforcing of the protection of critical assets and improvement detection and response capabilities in the face of cyber incidents.

It should be noted that, as part of this program, an update of the maturity level assessment is performed on a periodic basis and a specialized supplier is requested to provide a third-party view of the evolution of the program and the strategy.

Likewise, for each pillar, a series of measures and controls has been established so as to improve the level of protection against cyber threats, as well as to maintain an adequate management of the cybersecurity program and strategy within the organization. Some of the capabilities currently in place are detailed below:

In order to improve cybersecurity governance, a general information policy for security and cybersecurity and a policy manual have been established as the general framework for the protection of the organization’s assets, safeguarding asset confidentiality, integrity and availability and ensuring the trust of key stakeholders. There is a procedure for the identification and classification of information assets.

Risk management has a methodology for the assessment and treatment of information security and cybersecurity risks. The operational cybersecurity risks that threaten the company are detected through an external consultancy. Based on the SWOT analysis, impact and probability, three macro cybersecurity risks were detected. A roadmap was created to address each risk and thus mitigate the impact on our information and operations.

Regarding the cybersecurity culture, an information security and cybersecurity awareness plan has been established, where the activities to be executed as part of the training and awareness of Buenaventura employees and suppliers have been formalized. Likewise, social engineering tests are periodically performed in order to evaluate employees’ capabilities to detect and report potential cyber threats that could compromise the critical assets of the organization.

As part of the cybersecurity strategy implemented in the Company, the protection of critical assets has been reinforced, and various cybersecurity solutions and products have been implemented both externally and internally to improve Buenaventura’s capabilities to prevent, detect, and minimize the impact of any cyber incident or threat. Finally, as part of the improvement of capabilities, a cybersecurity operations center (SOC) has been implemented to monitor and manage cybersecurity alerts for Buenaventura’s network and infrastructure in order early detect potential threats. Likewise, a general cyber incident response plan has been designed together with a series of operating procedures for the main types of threats according to the current scenario that lay the basis for an adequate and effective response to a cyber incident in order to minimize the impact it could generate. Finally, we have a disaster recovery procedure under continuous review and annual testing.

PART III

ITEM 17.   Consolidated Financial Statements

Not applicable.

ITEM 18.   Consolidated Financial Statements

Please refer to Item 19.

ITEM 19.   Exhibits

Page

(a) Index to Consolidated Financial Statements and Schedules

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-1

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-121

(b)Index to Exhibits

Exhibit No.	Document Description

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

96.1

Technical Report Summary on Cerro Verde – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

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

96.5	Technical Report Summary on Coimolache – SK 1300 Report. †

96.6

Technical Report Summary on Tambomayo – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.7	Technical Report Summary on Uchucchacua – SK 1300 Report. †

96.8

Technical Report Summary on Orcopampa – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

Exhibit No.	Document Description

96.9	Technical Report Summary on Tantahuatay Sulfides – SK 1300 Report. †

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1. †

101	Interactive Data Files†
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ DANIEL DOMÍNGUEZ
Daniel Domínguez
Chief Financial Officer

Dated: January 14, 2025

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

96.1

Technical Report Summary on Cerro Verde – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

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

96.5	Technical Report Summary on Coimolache – SK 1300 Report. †

96.6

Technical Report Summary on Tambomayo – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.7	Technical Report Summary on Uchucchacua – SK 1300 Report. †

96.8

Technical Report Summary on Orcopampa – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

Exhibit No.	Document Description

96.9	Technical Report Summary on Tantahuatay Sulfides – SK 1300 Report. †

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1. †

101	Interactive Data Files†
†	Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2023, 2022 and 2021 and Report of Independent Registered Public Accounting Firm

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2023, 2022 and 2021, and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (together the Group) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group´s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2024 expressed an unqualified opinion thereon.

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

Impairment of property, plant, equipment and development cost
Description of the Matter

As of December 31, 2023, the net carrying value of the Group's property, plant, equipment and development cost was US$1,600.3 million, and related disclosures are included in Note 2.4(m) and Note 11(b) to the consolidated financial statements. The Group reviews and evaluates its property, plant, equipment and development cost for impairment, on each reporting date, or when events or changes in circumstances indicate that the related carrying value, at the cash generating unit (CGU) level, may not be recoverable. When the Group determines the existence of impairment indicators, management performs an evaluation to determine if there is impairment. There is impairment when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use (VIU). The Group estimated the VIU of each CGU with impairment indicators to assess the property, plant, equipment and development cost for impairment. As a result of the impairment assessment, the Group did not record an impairment of its property, plant, equipment and development cost during the year ended December 31, 2023.

Auditing the Group’s impairment assessment of property, plant, equipment and development cost was complex and judgmental due to the significant estimation required to determine the VIU of each CGU with impairment indicators. In particular, the VIU estimates were sensitive to significant assumptions such as production volumes, current life of mine plans, market-based commodity price assumptions, residual value of assets and discount rates and risks specific to the CGU, including estimated quantities of recoverable minerals.

The Group involved independent consultants to audit the process used to estimate proven and probable ore reserves and resources and appraisers to assist with the determination of the residual value of long-lived assets that were used as part of the impairment analyses.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the impairment assessment process for property, plant, equipment and development cost, including the process to identify and evaluate potential impairment indicators and management’s review of the significant assumptions described above, projected financial information and the methodologies used to develop the estimated VIU.

Report of Independent Registered Public Accounting Firm (continued)

To test the estimated VIU of CGUs with impairment indicators, we performed audit procedures that included, among others, assessing the methodologies and testing the significant assumptions described above and the completeness and accuracy of the data used in the impairment assessment. We assessed the projected financial information of CGUs with impairment indicators by comparing commodity prices with available market information and internal business plans. We also assessed future production levels used in impairment analyses, which are based on life-of-mine plans, against historical estimates and actual results. We also performed sensitivity analyses over significant assumptions to evaluate the change in the recoverable amount of the CGU that would result from changes in the assumptions.

We involved our valuation specialists to assist in comparing commodity price assumptions with market data and analyst forecasts. Additionally, our valuation specialists assessed the discount rates used by comparing them to current industry and economic trends, and evaluated the specific risk premiums applied. Likewise, we involved a specialist to assist us in reviewing the estimated residual value of long-lived assets for those CGUs with impairment indicators in which a significant variation in this assumption could potentially result in an impairment.

We also assessed the competence and objectivity of the independent consultants and appraisers used by the Group as part of the impairment assessment process.

In addition, we assessed the related disclosures included in Note 2.4(m) and Note 11(b) to the consolidated financial statements.

Uncertain tax positions
Description of the Matter

As disclosed in the Notes 7(c) and Note 31(d) to the consolidated financial statements, the Group has identified certain contingencies related to income taxes associated with fiscal years 2007 to 2010, 2013, 2014, 2017 and 2018. In these years, relevant taxation authorities have challenged the tax treatment applied by the Group under the income tax law in Peru. As of December 31, 2023, the Group has recognized receivables of $639.7 million related to payments made under protest to the taxation authorities as part of the tax claim process in Peru but for which the Group is disputing the validity of the taxation authorities’ assessment. As of December 31, 2023, management concluded that the probability of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 was less than 50%, and the Group recognized a liability of US$113.2 million related to this uncertain tax position.

Uncertainty in a tax position may arise where there is an uncertainty as to the meaning of the tax law, or the applicability of the tax law to a particular transaction, or both. The Group uses significant judgment to determine whether, based on technical merits, a tax position is more likely than not to be sustained and in the determination of the recoverable amount of the income tax payments made under protest.

Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of the receivables for payments made under protest, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to the complexity and judgment used by the Group in the assessment, which is based on interpretations of income tax legislation and legal rulings in Peru.

Report of Independent Registered Public Accounting Firm (continued)

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process for assessing uncertain tax positions, including controls over management’s review of the technical merits of tax positions, disputed tax assessments and the determination of the recoverable amount of receivables for payments made under protest.

Our audit procedures included, among others, evaluating the assumptions used by the Group to assess its uncertain tax positions based on relevant Peruvian income tax laws, including the inspection of the Group’s internal and external counsel analysis of these matters. In addition, we involved our tax subject matter professionals to assess the technical merits of the Group’s tax positions and evaluate the application of relevant tax law in assessing the recoverability of payments made under protest.

Furthermore, we evaluate the related disclosures included in Note 7(c) and Note 31(d) to the consolidated financial statements.

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

We have served as the Group’s auditor since 2002.

Lima, Peru

April 30, 2024

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of December 31, 2023, and 2022

	Notes	2023	2022
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	6(a) and 2.4(c)	219,790	253,918
Trade and other receivables	7(a) and 2.4(b)(i)	240,319	221,899
Inventories	8(a) and 2.4(d)	76,527	88,345
Current income tax	30(f) and 2.4(s)	15,150	28,046
Prepaid expenses	9(a) and 2.4(g)	25,976	19,333
Hedge derivative financial instruments	34(a) and 2.4(u)	—	8,839
		577,762	620,380
Non-current assets
Trade and other receivables	7(a) and 2.4(b)(i)	612,880	673,627
Investments in associates and joint venture	10(a) and 2.4(f)	1,527,123	1,520,977
Property, plant, equipment and development cost	11(a) and 2.4(e)(h)(i)(j)	1,600,295	1,535,195
Deferred income tax asset	30(b) and 2.4(s)	131,863	106,170
Prepaid expenses	9(a) and 2.4(g)	22,148	23,033
Current income tax assets	30(f) and 2.4(s)	1,909	—
Other non-financial assets	12(a) and 2.4(w)	59,819	23,845
		3,956,037	3,882,847
Total assets		4,533,799	4,503,227

Liabilities and equity
Current liabilities
Trade and other payables	14(a) and 2.4(b)(ii)	293,621	247,989
Financial obligations	16(a) and 2.4(b)(ii)	34,219	35,071
Provisions	15(a) and 2.4(n)	107,491	94,171
Income tax payable	30(f) and 2.4(s)	6,274	2,366
		441,605	379,597
Non-current liabilities
Trade and other payables	14(a) and 2.4(b)(ii)	5,385	3,553
Financial obligations	16(a) and 2.4(b)(ii)	672,361	703,463
Provisions	15(a) and 2.4(n)	193,209	204,347
Contingent consideration liability	29(c) and 2.4(g)	21,614	16,905
Deferred income tax liabilities	30(b) and 2.4(s)	30,414	32,421
		922,983	960,689
Total liabilities		1,364,588	1,340,286

Equity	17 and 2.4(o)
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,372	163,270
Other reserves		31,897	31,897
Other reserves of equity		(96)	2,184
Retained earnings		1,841,549	1,841,761
Shareholders’ equity attributable to owners of the parent		3,006,460	3,008,850
Non-controlling interest	18(a) and 2.4(e)	162,751	154,091
Total equity		3,169,211	3,162,941
Total liabilities and equity		4,533,799	4,503,227

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2023, 2022 and 2021

	Notes	2023	2022	2021
		US$(000)	US$(000)	US$(000)

Continuing operations
Operating income
Sales of goods	20(b) and 2.4(p)	810,961	801,199	863,470
Sales of services	20(b) and 2.4(p)	12,884	22,222	21,052
Royalty income	20(b) and 2.4(p)	—	1,381	15,928
Total operating income		823,845	824,802	900,450

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	21(a) and 2.4(x)	(457,354)	(461,942)	(529,731)
Unabsorbed cost due to production stoppage	22 and 2.4(x)	(19,893)	(23,058)	(25,509)
Cost of sales of services, excluding depreciation and amortization	21(b) and 2.4(x)	(6,243)	(3,163)	(1,269)
Depreciation and amortization	2.4(h)(w)	(181,039)	(176,781)	(187,211)
Exploration in operating units	23 and 2.4(k)	(49,229)	(80,796)	(56,412)
Mining royalties	24 and 2.4(s)	(18,839)	(17,733)	(12,974)
Total cost of sales		(732,597)	(763,473)	(813,106)
Gross profit		91,248	61,329	87,344

Operating income (expenses)
Administrative expenses	25 and 2.4(x)	(69,183)	(67,728)	(67,585)
Selling expenses	26 and 2.4(x)	(19,392)	(20,222)	(20,827)
Exploration in non-operating areas	27 and 2.4(k)	(13,452)	(14,252)	(11,270)
Reversal (provision) of contingencies and others	15(a) and 2.3(aa)	6,927	(2,935)	(2,687)
Impairment recovery (loss) of long-lived assets	11(b) and 2.4(m)	—	19,874	(14,910)
Write - off of stripping activity asset	2.4(l)	—	—	(6,763)
Other, net	28(a) and 2.4(x)	24,973	(15,085)	(29,260)
Total operating income (expenses)		(70,127)	(100,348)	(153,302)
Operating Profit (loss)		21,121	(39,019)	(65,958)

Share in the results of associates and joint venture	10(b) and 2.4(f)	152,225	176,270	240,450
Foreign currency exchange difference	5 and 2.4(a)	19,375	26,871	(18,686)
Finance income	29(a) and 2.4(p)	9,057	14,443	5,952
Finance costs	29(a) and 2.4(u)(p)	(119,254)	(54,136)	(60,629)
Profit before income tax		82,524	124,429	101,129
Current income tax	30(c) and 2.4(s)	(69,306)	(15,633)	(20,375)
Deferred income tax	30(c) and 2.4(s)	26,312	15,592	44,046
Total income tax		(42,994)	(41)	23,671
Profit from continuing operations		39,530	124,388	124,800
Discontinued operations
(Loss) profit from discontinued operations	1(e) and 2.4(v)	(6,848)	478,547	(387,604)
Profit (loss)		32,682	602,935	(262,804)
Profit (loss) attributable to:
Owners of the parent		19,855	602,550	(264,075)
Non-controlling interest	18(a) and 2.4(e)	12,827	385	1,271
Net Profit (loss)		32,682	602,935	(262,804)

Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent	17(e) and 2.4(z)	0.08	2.372	(1.040)
Attributable to owners of the parent for continuing operations	17(e) and 2.4(z)	0.11	0.49	0.49
Attributable to owners of the parent for discontinued operations	17(e) and 2.4(z)	(0.03)	1.88	(1.53)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of comprehensive income (loss)

For the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Net Profit (loss)	32,682	602,935	(262,804)

Other comprehensive income (loss) to be reclassified to profit or loss, net of income tax
Net change in unrealized gain (loss) on copper and zinc prices hedge, net of income tax, note 34(a)	(6,232)	10,696	6,678
Net change in unrealized gain (loss) on interest rate hedge, net of income tax, note 34(b)	—	454	1,403
Share of other comprehensive income of associates accounted for using equity method, net of income tax, note 10(d)	3	(101)	(335)
Total other comprehensive income (loss) that will be reclassified to profit or loss, net of income tax	(6,229)	11,049	7,746
Total comprehensive income (loss), net of income tax	26,453	613,984	(255,058)

Comprehensive income (loss) attributable to:
Owners of the parent	16,186	609,211	(259,026)
Non-controlling interest	10,267	4,773	3,968
	26,453	613,984	(255,058)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2023, 2022 and 2021

	Shareholders‘ equity attributable to owners of the parent
	Capital stock, net of
	treasury shares						Other reserves of equity
	Number of			Additional				Cash flow			Non-
	shares	Common	Investment	paid-in	Legal	Other	Share in ORI	hedge	Retained		controlling	Total
	outstanding	shares	shares	capital	reserve	reserves	of associates	instruments	earnings	Total	interest	equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2021	253,715,190	750,497	791	218,450	163,194	269	(7,668)	(1,858)	1,503,785	2,627,460	172,397	2,799,857
Net profit (loss)	—	—	—	—	—	—	—	—	(264,075)	(264,075)	1,271	(262,804)
Other comprehensive income	—	—	—	—	—	—	3,645	1,404	—	5,049	2,697	7,746
Total comprehensive income (loss)	—	—	—	—	—	—	3,645	1,404	(264,075)	(259,026)	3,968	(255,058)

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	—	—	(6,160)	(6,160)
Other changes in equity	—	—	—	—	—	—	—	—	(184)	(184)	—	(184)
Expired dividends, note 17(c)	—	—	—	—	76	—	—	—	—	76	—	76
As of December 31, 2021	253,715,190	750,497	791	218,450	163,270	269	(4,023)	(454)	1,239,526	2,368,326	170,205	2,538,531

Net profit	—	—	—	—	—	—	—	—	602,550	602,550	385	602,935
Other comprehensive loss	—	—	—	—	—	—	6,207	454	—	6,661	4,388	11,049
Total comprehensive income (loss)	—	—	—	—	—	—	6,207	454	602,550	609,211	4,773	613,984

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	(18,542)	(18,542)	(2,647)	(21,189)
Effect of changes in share in subsidiaries, note 1(d)	—	—	—	—	—	31,628	—	—	18,240	49,868	(18,240)	31,628
Other changes in equity	—	—	—	—	—	—	—	—	(13)	(13)	—	(13)
As of December 31, 2022	253,715,190	750,497	791	218,450	163,270	31,897	2,184	—	1,841,761	3,008,850	154,091	3,162,941

Net profit	—	—	—	—	—	—	—	—	19,855	19,855	12,827	32,682
Other comprehensive loss	—	—	—	—	—	—	(3,669)	—	—	(3,669)	(2,560)	(6,229)
Total comprehensive income (loss)	—	—	—	—	—	—	(3,669)	—	19,855	16,186	10,267	26,453

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	(18,542)	(18,542)	(1,607)	(20,149)
Expired dividends, note 17(c)	—	—	—	—	102	—	—	—	—	102	—	102
Other changes in equity	—	—	—	—	—	—	1,389	—	(1,525)	(136)	—	(136)
As of December 31, 2023	253,715,190	750,497	791	218,450	163,372	31,897	(96)	—	1,841,549	3,006,460	162,751	3,169,211

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2023, 2022 and 2021

		2023	2022	2021
	Notes	US$(000)	US$(000)	US$(000)

Cash flows of operating activities
Proceeds from sales of goods and services		782,421	809,668	945,631
Dividends received from associates	32(a)	147,286	79,140	148,411
Recovery of taxes		48,417	32,793	28,191
Interest received		5,123	2,915	207
Dividends received from other investments		150	—	3,350
Royalty received	32(c)	—	5,183	17,074
Proceeds from insurance claim	28(b)	—	—	2,358
Payments to suppliers and third parties, and other net		(484,868)	(580,468)	(608,689)
Payments to and for employees		(136,612)	(123,903)	(125,773)
Income tax and royalties paid to Peruvian State		(30,049)	(82,637)	(34,157)
Short-term and low value lease payments		(42,264)	(41,352)	(35,985)
Interest paid		(39,590)	(41,132)	(14,504)
Payments of royalties to third parties	24	(12,832)	(11,053)	(6,970)
Payments for tax litigation	7(c)	(10,115)	(7,488)	(552,639)
Net cash flows from (used in) operating activities		227,067	41,666	(233,495)

Cash flows of investing activities
Proceeds from sale of investments in subsidiaries	1(d)	27,003	—	3,640
Proceeds from sale of property, plant and equipment		9,689	13,116	739
Proceeds from sale of investments	28(a)	245	1,577	—
Collection for sale of participation in Yanacocha	1(e)	—	300,000	—
Collection for purchase of La Zanja shares	1(d)	—	45,000	—
Payments for acquisition of property, plant and equipment		(238,669)	(151,973)	(90,309)
Payments for acquisition of other assets	12(a)	(3,804)	(290)	(357)
Acquisition of investment in associate	10(d)	—	(1,677)	—
Net cash flows from (used in) investing activities		(205,536)	205,753	(86,287)

Cash flows of financing activities
Proceeds from bank loans	13	49,000	—	50,000
Decrease (increase) of restricted time deposits	7(d)	—	29,117	(29,242)
Senior notes bonds issued, net of issuance costs	16(b)	—	—	539,300
Payments of financial obligations	16(g)	(31,034)	(323,057)	(21,585)
Payments of bank loans	13	(49,000)	(50,000)	(65,793)
Dividends paid to controlling interest	17(d)	(18,542)	(18,542)	—
Lease payments	16(g)	(4,475)	(4,638)	(5,205)
Dividends paid to non-controlling interest	17(d)	(1,642)	(2,647)	(6,160)
Decrease (increase) of bank accounts in trust	7(h)	34	(733)	17
Net cash flows from (used in) financing activities		(55,659)	(370,500)	461,332
Increase (decrease) in cash and cash equivalents for the year, net		(34,128)	(123,081)	141,550
Cash and cash equivalents at beginning of year	6	253,918	376,999	235,449
Cash and cash equivalents at year-end	6	219,790	253,918	376,999

Financing and investing activities not affecting cash flows:
Leases additions	16(g)	1,150	11,712	2,972
Due from for sales of properties and concessions	7(a)	2,744	2,119	7,481
Changes in estimates of mine closure plans	15(b)	11,879	(21,869)	(3,272)
Unrealized income (loss) in investments	10(d)	3	(101)	(335)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2023, 2022 and 2021

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

The Company operates directly four operating mining units in Peru (Orcopampa, Julcani, Uchucchacua and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Company has a controlling interest in (i) Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; (ii) Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; (iii) El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and (iv) other entities dedicated to energy generation and transmission services, and other activities. All these activities are carried out in Peru.

The legal domicile of the subsidiaries and associates is the same as that of the Company, except for:

-   Contacto Corredores de Seguros S.A. whose legal domicile is located at Avenida Del Pinar 180 Offices 902 – 903 Urb. Chacarilla, Surco, Lima, Peru.

-	Sociedad Minera Cerro Verde S.A.A. whose legal domicile is located at Calle Jacinto Ibáñez 315, Urb. Parque Industrial, Cercado de Arequipa, Arequipa.
-	Tinka Resources Ltd. whose legal domicile is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 Canada.

Restart of activities at the Uchucchacua mining unit -

Due to operational problems that were aggravated by the COVID-19 pandemic (delays in mine preparation and exploration), on October 15, 2021, the Company requested from the Ministry of Energy and Mines, the temporary suspension of activities in the Uchucchacua unit, specifically those related to mining exploitation and benefit.

As a result of said stoppage, the industrial activities in the subsidiary Procesadora Industrial Río Seco S.A. (which receives raw materials from the Uchucchacua mining unit) were suspended until operations resume in Uchucchacua.

On August 28, 2023, the Company presented the Mining Plan Update to the Ministry of Energy and Mines, thus completing the procedures required for the restart of the activities of the Uchucchacua mining unit, as of September 1 of this year.

As of September 1, 2023, the maintenance and start-up work commenced. Likewise, starting in the second half of September, mineral processing began at the Uchucchacua concentrator plant with the objective of achieving a stable production between 2,600 tons and 2,800 tons per day, which will be maintained for the following years. The resumption of activities at the Uchucchacua concentrator plant will allow metallurgical tests to begin on up to 124,600 tons of ore from the pilot pit of the Yumpag project.

Notes to the consolidated financial statements (continued)

Approval of the environmental impact study of the Yumpag project -

The Detailed Environmental Impact Study of the Yumpag Project (EIA) was approved in September 2023. After that the Company prepared and presented all the required procedures before the Ministry of Energy and Mines to obtain the necessary authorizations to initiate the production phase.

On March 18, 2024, the Company received the final authorizations from the Ministry of Energy and Mines to begin production of Yumpaq mine project. The Company expects Yumpaq’s mining operations to provide 1,000 tons per day contributing significantly to the set silver production guidance of period 2024.

Temporary partial suspension of exploitation activities in the North Mining Pit of the Colquijirca mining unit of the subsidiary El Brocal -

On October 3, 2023, El Brocal submitted to the Ministry of Energy and Mines a communication suspending for a period of three years the exploitation activities in the North Mining Pit of the Colquijirca mining unit of El Brocal. This event is due to the delay that occurred in the processing and approval of the Modification of the Environmental Impact Study to 25,000 DMT, motivated by events such as the declaration of the pandemic by the WHO and the subsequent Declaration of Emergency in Peru during 2020, as well as existing regulatory changes in 2022, related to the processing of environmental studies.

Exploitation operations in the Marcapunta underground mine will continue to be carried out on a regular basis, while in the North Pit be carried out only exploration activities, transfer of ore accumulated in the North Pit to the concentration plant, water management and care and maintenance activities.

Finally, it is relevant to point out that El Brocal is implementing a plan to increase the production rate in the underground mine, which will allow it to achieve a production of ten thousand metric tons per day this year, with the objective of reaching twelve thousand metric tons daily. Likewise, El Brocal will maintain the policy of generating efficiencies in operational activities so as not to lose competitiveness during the period of suspension of North Pit.

In regard of the assessment of impairment indicators of long-lived assets, in accordance with International Accounting Standard 36, Impairment of Assets, this matter was considered as an impairment indicator by El Brocal, as a result of the assessment, it was concluded that there is no need to record an impairment loss provision of long-lived assets of El Brocal, see note 11(b).

Reconfiguration of phases of the North Pit -

From January to April 2023, diamond drilling work was carried out with the purpose of obtaining updated geotechnical information to comply with the final stage of the stabilization plan related to the crumple of phase 12 that occurred in March 2022. This plan involved the mining phases 12C, 13C, and 15 which are tied to stabilization. As a result of these drillings, it was possible to improve the operational criteria to reconfigure these phases allowing a better operational treatment during 2023.

In this way, some of the phases determined as of December 2022 have been reconfigured in their distribution without altering the total volume of reserves nor waste of the pit, but their production progress. On the other hand, as a result of this update of geotechnical information, the production of reconfigured phases 13B and 15 completed their production in September 2023, hence the deferred stripping cost asset related to those phases was fully amortized on that date.

The financial statements as of December 31, 2023, include this effect, which was applied prospectively starting in the third quarter of this year.

Notes to the consolidated financial statements (continued)

Mineral stock write-off resulting from the landslide of North Pit phase 12 –

On March 19, 2022, a landslide occurred in phase 12 of the North open pit of the Colquijirca mining unit. As a result of the event, operations in said phase were stopped, initiating the execution of planning and execution of rehabilitation activities. In response, the Company’s Management decided to process the short- and long-term mineral inventory prioritizing economically viable mineral. However, the metallurgical tests carried out by the operations area concluded that the said mineral did not have economic value due to the detected high oxidation rates.

As explained above, in November 2022, the Company’s Management decided to write-off the mineral stock for a total of 483,563 TMS equivalent to US$16,402,000 (net effect for the year of US$14,898,000 after deducting the provision for devaluation of inventories equivalent to US$1,504,000).

(c)          Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2023, were approved and authorized for issue by the Board of Directors on April 29, 2024 and subsequent events have been considered through that date.

(d)         The consolidated financial statements include the financial statements of the following companies:

	Country of
	incorporation	Ownership as of December 31,
	and business	2023		2022
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía de Minas Buenaventura S.A.A. (i)	Peru	100.00	—	100.00	—
Compañía Minera Condesa S.A.	Peru	100.00	—	100.00	—
Compañía Minera Colquirrumi S.A.	Peru	100.00	—	100.00	—
Sociedad Minera El Brocal S.A.A (ii)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (ii)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca (iii)	Peru	33.00	67.00	33.00	67.00
Minera La Zanja S.R.L. (iv)	Peru	100.00	—	100.00	—
Minera Julcani S.A. de C.V.	Mexico	—	—	99.80	0.20
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	—	70.00	—
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Julcani S.A. de C.V. (vi)	Mexico	—	—	99.80	0.20

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	—	100.00	—
Empresa de Generación Huanza S.A.	Peru	—	100.00	—	100.00

Insurance brokerage:
Contacto Corredores de Seguros S.A. (v)	Peru	—	—	99.98	0.02

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	—	100.00	—
(i)

As of December 31, 2023, includes four operating mining units in Peru (Orcopampa, Julcani, Uchucchacua and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). As of December 31, 2022, includes three operating mining units in Perú (Orcopampa, Julcani and Tambomayo), a mining unit temporarily suspended (Uchucchacua), two discontinued mining units (Poracota and Shila-Paula) and a mining unit in development stage (San Gabriel).

Notes to the consolidated financial statements (continued)

(ii)	As of December 31, 2023, and 2022, the participation of the Company in the voting rights of El Brocal is 61.43%.
(iii)

Until March 30, 2022, Buenaventura held a direct and indirect ownership of 60%, and the remaining 40% was held by Newmont Corporation (hereinafter “Newmont”). On April 1, 2022, the subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca (hereinafter “Chaupiloma”) carried out a demerger of 40% of their equity in favor of Newmont Perú Royalty S.R.L. corresponding to the percentage of shares of Newmont in Chaupiloma in favor of Buenaventura. As a result, the direct and indirect ownership of Buenaventura in that subsidiary increased from 60% to 100%. This transaction was accounted as a transaction between owners. Moreover, the subsidiary Chaupiloma transferred all its mining concessions to Minera Yanacocha S.R.L. (hereinafter “Yanacocha”), receiving as consideration an amount similar to percentage of the production sold of Yanacocha, as well as the production of future concessions. During 2023 and 222, the Group has recognized revenues for the transfer of property mining rights for US$9,843,000 and US$8,455,000; respectively, see note 28(a).

(iv)

On February 7, 2022, Buenaventura signed the definite agreements with Newmont for the sale of its holdings in Yanacocha. As part of this transaction, Newmont transferred to Buenaventura its shares of 46.94% in La Zanja, receiving a consideration determined over the future production of the said mining unit. On the other hand, Newmont paid US$45,000,000 to Buenaventura with the purpose of covering part of the mine closure future costs of La Zanja, which are presented in the caption “Other capital reserves” in the consolidated statements of changes in equity for an amount of US$31,628,000 (US$45,000,000 net of taxes). This transaction was accounted as a transaction between owners. Furthermore, the profit of non-controlling interest amounting to US$18,240,000 was reclassified in the caption “Accumulated earnings” in the consolidated statements of changes in equity.

(v)

On November 2, 2023, Buenaventura and Howden HoldCo Perú S.A.C. signed a contract for the sale of the shares of Contacto Corredores de Seguros S.A., as a result of this transaction, the Company recognized income from the sale of its investment for US$41.5 million, see note 28, of which US$27 million were collected. As of December 31, 2023, the Company has accounts receivable from Howden for US$12.5 million. See more details in note 7(f).

(vi)

On December 18, 2023, Buenaventura sold the shares held in Minera Julcani S.A. de C.V. (México), for an amount of US$0.039 million, which was fully collected. The net cost of the disposal due to the sale of this investment was US$0.069 million, see note 28.

(e)          Discontinued operations -

During 2022, the Group sold its investment in Minera Yanacocha S.R.L (hereinafter “Yanacocha”) classified as discontinued during 2021, under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. On February 7, 2022, Buenaventura entered into definitive agreements with Newmont Corporation (hereinafter “Newmont”) to sell all of the shares it owned in Yanacocha for a consideration collected in full in February 2022 of US$300,000,000, as well as contingent payments linked to the production of the Sulfides Project that Yanacocha plans to develop and future increases in mineral prices, payments that can amount to up to US$100,000,000.

Notes to the consolidated financial statements (continued)

As of December 31, 2023, 2022 and 2021, the mining units with discontinued operations were Poracota and Shila-Paula (during the years 2021 in addition included the results of the operations of Yanacocha) are presented below:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)
Operating income (expenses), net
Changes in provision for closure of mining units, note 15(b)	(6,991)	(660)	(3,021)
Administrative expenses	(649)	(683)	(335)
Reversal (provision) of contingencies	(103)	(113)	(2,136)
Gain for sale of Yanacocha investment	—	300,000	—
Reversal of liability classified as held for sale of Yanacocha	—	265,590	—
Reversal of unrealized result of Yanacocha	—	356	—
Depreciation and amortization, note 11(f)	—	(9)	(14)
Discontinued operation of Yanacocha	—	—	(422,394)
Changes in environmental liabilities provision	—	—	(1,014)
Others, net	1,121	288	(79)

Total operating income (expenses), net	(6,622)	564,769	(428,993)

Operating profit (loss)	(6,622)	564,769	(428,993)
Finance costs, note 15(b)	(229)	(59)	(25)
Net gain (loss) from currency exchange difference	3	(2)	—
Profit (loss) before income tax	(6,848)	564,708	(429,018)
Current income tax	—	(44,747)	—
Deferred income tax	—	(41,414)	41,414
	—	(86,161)	41,414

Profit (loss) from discontinued operations	(6,848)	478,547	(387,604)

No net cash flows were generated by the mining units maintained with discontinued operations during 2023, 2022 and 2021.

(f)          Temporary operation stoppage of mining units related to social conflicts -

Beginning in late 2022, intensified tensions, protests, and social turmoil occurred after the country’s political leadership change. The protests continued during early and throughout 2023, there was a limited impact in the Company’s operations. The Company continues to monitor the scenario with priority in safety and protection. The prolonged disruption of logistics and supply chain could impact future operations.

(g)          Temporary suspension of operations of Julcani mining unit –

On February 5, 2023, people from outside the influence area of Julcani broke into the mining facilities and forced its officials to, among other requirements, stop operations. In order to ensure the workers’ safety all personnel were relocated, and operations were suspended until safety was guaranteed. Both the surrounding area communities and the different unions publicly expressed their rejection of the vandalism acts carried out in the mining unit, followed by their formal request to the Company to restart operations of Julcani mining unit. On February 16, 2023, operations were restarted.

2.     Basis for preparation, consolidation and accounting policies

2.1.        Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Notes to the consolidated financial statements (continued)

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

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all the following:

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

Notes to the consolidated financial statements (continued)

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3.        Changes in accounting policies and disclosures -

Certain standards and amendments became effective in 2023; however, they did not have a material impact on the consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.4.        Summary of significant accounting policies –

(a)	Foreign currencies (Note 5) -

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset not at fair value through profit or loss. Trade account receivables that contain a significant financial component are measured at the transaction price, as it is disclosed in the section (p) Revenue recognition – Significant financial component.

Notes to the consolidated financial statements (continued)

For a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is known as the financial instrument test for collecting principal and interest and is performed at an instrument level. The financial assets with cashflows that are not solely capital payments and interest are classified and assessed at their fair value with changes in profit or loss, regardless of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

The financial assets classified and valued at their amortized cost are held in a business model whose objective is to hold financial assets for obtaining contractual cashflows, while the financial assets that are classified and valued at fair value with changes in OCI are held in a business model whose objective is to obtain contractual cashflows and sale financial assets.

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

This category generally applies to other receivables included in the “Trade and other receivables” caption (see note 7).

Financial assets at fair value through OCI -

Financial assets are classified and measured at fair value through OCI if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

This category generally applies to “Hedge derivative financial instruments” caption (see note 34).

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss.

Notes to the consolidated financial statements (continued)

This category includes derivative instruments and listed equity investments which the Group had not irrevocably elected to classify at fair value through OCI. Dividends on listed equity investments are recognised as other income in the statement of profit or loss when the right of payment has been established.

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

Embedded derivatives within a hybrid contract that contain a financial asset as a host are not accounted for separately. The host financial asset (trade receivable) together with the embedded derivative are recorded as a financial asset at fair value through profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

This category generally applies to other receivables included in the “Trade and other receivables” caption (see note 7).

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

The Group’s financial liabilities include trade and other payables (note 14), financial obligations (note 16), contingent consideration liability (note 29).

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

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has designated financial liabilities for contingent consideration as at fair value through profit or loss (note 29).

Financial liabilities at amortized cost (loans and borrowings) -

After initial recognition, interest-bearing loans and borrowing are subsequently measured at amortized cost using the EIR. Gains and losses are recognized in the profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in the “Financial costs” caption in the consolidated statements of profit or loss (note 29). This category generally applies to interest-bearing loans and borrowings.

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

(c)	Cash and cash equivalents (note 6) -

“Cash and cash equivalents” caption presented in the consolidated statements of financial position comprise cash at banks and on hand, and short-term highly liquid deposits with a current maturity and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits (with maturity lower or equal to 2 months) as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

(d)	Inventories (note 8) -

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

(e)	Business combinations and goodwill (note 12(d)) -

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interests held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date (see mining concessions identified see Note 11(f)). If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss.

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

(f)	Investments in associates and joint venture (see note 10) -

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

After the application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in associates or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investments in the associates and joint ventures are impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and it is carrying value, and then recognizes the loss in the consolidated statements of profit or loss.

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

(g)	Prepaid expenses (see note 9) -

Non-monetary assets, which represent an entity’s right to receive goods or services, are presented as prepaid expenses. The asset is subsequently derecognized when the goods are received, and the services are provided.

(h)	Property, plant and equipment (see note 11) -

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

As of December 31, 2023, the Group maintains the following depreciation rates in its respective mining units:

Mining units	Rates
Tambomayo	41.04%
El Brocal	7.99%

Straight-line method:

Depreciation of assets in mining units with short useful lives or used for administrative purposes is calculated using the straight-line method of accounting. The useful lives are the following:

Years

Buildings, construction and other	Between 2 and 40
Machinery and equipment	Between 2 and 30
Transportation units	5
Furniture and fixtures	Between 4 and 10
Other equipment	Between 3 and 10
Computer equipment	Between 3 and 5

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

(i)	Leases (Notes 11 and 16) -

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

The Group’s lease liabilities are included in the “Financial obligations” caption on the consolidated statements of financial position (note 16).

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

Notes to the consolidated financial statements (continued)

Group as a lessor -

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in “Other, net” in the consolidated statement of profit or loss due to its operating nature (note 28). Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

(j)	Mining concessions (Note 11) -

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

(k)	Exploration and mine development costs (Notes 11 and 23) -

Exploration costs (Note 23) –

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

Development costs (Note 11) –

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

Notes to the consolidated financial statements (continued)

The development costs include:

-	Metallurgical and engineering studies.
-	Drilling and other costs necessary to delineate ore body.
-	Removal of the initial clearing related to an ore body.

Development costs necessary to maintain production are expensed as incurred.

(l)	Stripping (waste removal) costs (Note 11) -

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

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity. The production stripping cost is presented within “Property, plant, equipment and development cost” caption in the consolidated statements of financial position (note 11).

The production stripping cost is subsequently depreciated using the units of production method over the expected useful life of the portion of the ore body that has been made more accessible by the activity. This production stripping cost is stated at cost, less accumulated depreciation and accumulated impairment losses, if any.

(m)	Impairment of non-financial assets (Notes 19(b) and 11) -

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of (i) an assets or cash-generating unit’s (CGU) fair value less costs of disposal and (ii) its value in use; and is determined for an individual asset unless the asset does not generate substantially independent cashflows from the other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Notes to the consolidated financial statements (continued)

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

For non-financial assets, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the assets or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss.

(n)	Provisions (note 15)-

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

If the change in estimate results in an increase in the provision for closure and, therefore, an addition to the carrying value of the mining asset, the Group considers whether this is an indication of impairment of the asset, and if so, the Group performs an impairment test.

For closed mines, changes to estimated costs are immediately recognized in the consolidated statements of profit or loss (note 1(e)).

Notes to the consolidated financial statements (continued)

(o)	Treasury shares (Note 17) -

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

(p)	Revenue recognition (Note 20) -

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

Notes to the consolidated financial statements (continued)

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

Contract Balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2023, and 2022, the Group has no contract assets.

Trade receivables -

A receivable represents the Group´s right to an amount of consideration that is unconditional.

Contract liabilities -

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If customer pays consideration before the Group transfers the goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs its obligations under the contract. As of December 31, 2023, and 2022, the Group has no contract liabilities.

Notes to the consolidated financial statements (continued)

Cost to obtain a contract -

The Group pays sales commissions as part of the sales of services in the insurance brokerage segment. The Group has elected to apply the optional practical expedient for cost to obtain a contract which allows the Group to immediately expense sales commissions because the amortization period of the assets that the Group otherwise would have used is one year or less.

Interest income (Note 29)-

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

Royalty income (Note 20(b))-

The royalty income is recognized when the later of the following events occurs: the subsequent sales occur, or the performance obligation is satisfied (or partially satisfied).

Dividends (Note 32) -

Dividends from investments is recognized when the Group’s right to receive the payment is established, which is generally when the investments’ shareholders approve the dividend.

Rental income (Note 28) -

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term and is included in the “Other, net” caption in the consolidated statement of profit or loss due to its operating nature.

(q)	Benefits to employees (Notes 21,22, 23, 25, 26 and 27) -

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

(r)	Borrowing costs (note 29) -

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

(s)	Taxes (Note 30) -

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

Deferred tax items are recognized in correlation to the underlying transaction either in profit or loss, OCI or directly in equity.

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

Peruvian mining royalties and special mining tax -

In accordance with Law No.28258, as amended by Law No. 29788, mining royalties are either payable as the higher of (i) a specified percentage of tax operating profit or (ii) 1% of net revenues. If the mining royalty is calculated as a percentage of tax operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply.

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

Consequently, liabilities resulting from Mining Royalties and Special Mining Tax are under the scope of IAS 12. Both Mining Royalties and Special Mining Tax generate deferred tax assets and liabilities, which are measured using the average rates expected to apply to tax profit in the quarter in which the Group expects the temporary differences will reverse.

Sales tax -

Expenses and assets are recognized net of the amount of sales tax, except:

(i)

When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

(ii)	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.

(t)	Fair value measurement (Note 36) -

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

Notes to the consolidated financial statements (continued)

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

(u)	Derivative financial instruments and hedge accounting (Note 34) -

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

The Group’s hedges are classified as cash flow hedges. The effective portion of gain or loss on the hedging instrument is initially recognized in the consolidated statements of changes in equity, under the “Other comprehensive income (loss)” caption, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the “Finance costs” caption (Note 29).

(v)	Discontinued operations (Note 1(e)) -

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of profit or loss.

All other notes to the consolidated financial statements include amounts for continuing operations, unless otherwise mentioned.

(w)	Other non-financial assets (Note 12) -

The “Other non-financial assets” caption includes patents and industrial property, right-of-use assets related to rights of way, software licenses and goodwill (see 2.4(e)). Patents and industrial property and right-of-use assets are amortized over their economic useful lives. Software licenses are amortized using the straight-line method over useful lives of 1 to 10 years.

Notes to the consolidated financial statements (continued)

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

(x)	Recognition of costs and expenses (Notes 21, 22, 25, 26, 27 and 28) -

The costs of sales, sales expenses and administration expenses are recognized when accrued. Likewise, the mineral costs of sales are accrued simultaneously with the revenue recognition of the related sale. The other costs and expenses are recognized as they are accrued, independently of the time they are paid, being recorded in the related periods.

(y)	Dividends distribution (Note 17) -

The dividends distribution to shareholders are recognized as liabilities in the consolidated financial statements in the period in which they are approved by the Company’s shareholders.

(z)	Earning per basic and diluted share (Note 17) -

Earnings per basic and diluted share have been calculated based on the weighted average of common and investment outstanding shares at the date of the consolidated statement of financial position. As December 31, 2023, and 2022, earnings per basic and diluted share are the same as the Group did not have financial instruments with dilutive effect.

(aa)	Contingencies (Note 29) -

Contingent liabilities are not recognized in the consolidated financial statements and are disclosed in the notes to the consolidated financial statements unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements and only are disclosed when their occurrence is considered probable.

2.5.	Climate related matters –

The Group, when appropriate, considers the impact of climate-related matters in its consolidated financial statements. This assessment includes wide range of possible impacts on the Group due to physical and transition risks. Nonetheless, the Group considers that its business model will continue to be viable after the transition to a lower carbon emissions economy since it has been developing initiatives related to mitigating these risks, and which include considerations such as:

-	Environmental impact study (EIA by its acronym in Spanish): Monitoring and compliance with more demanding measures related to air and water quality, preservation of the affected area habitat, and rehabilitation plans.
-	Tailings management: Improving tailings treatment practices to minimize impacts on the climate and environment, by incorporating improvements in procedures and implementing monitoring systems.

Notes to the consolidated financial statements (continued)

-	Biodiversity conservation: Cooperating with environmental agencies and local communities to develop biodiversity conservation programs, ensuring responsible mining practices and habitat protection.
-	Water management conservation: Implementing measures to optimize the use of water, reduce its consumption, and improve the water recycling process within mining operations.

Despite the adopted measures, climate-related risks could have an impact on the measurement of certain significant estimates that could have an impact on the consolidated financial statements such as:

-	Useful life of property, plant and equipment (Notes 2.4(h) and 11): Generated by changes in laws and regulations that could generate changes in the estimated term of use of the assets or require significant capital investments for their adaptation.
-	Mine closure and remediation obligations (Notes 2.4(n) and 15(a)): Generated by changes in both physical and regulatory conditions could generate changes in the dismantling costs of facilities, rehabilitation and restoration activities.
-	Provision for environmental liabilities (Notes 2.4(n) and 15(a)): the Company complies with the environmental protection standards regulated in the country, recognizing it appropriately in the consolidated financial statements.
-	Environmental contingencies (Notes 2.4(aa) and 31), in the opinion of the Group’s Management and its legal advisors, the Group has recognized in its consolidated financial statements a provision for environmental contingencies.

As of December 31, 2023, the Group continues to assess the impact of climate-related risks to incorporate related disclosures in response to changes and developments in laws and regulations that may have a direct significant impact on the consolidated financial statements. It is important to highlight that the Group is committed to continuing to improve its participation in the preservation of the climate and environment to guarantee its sustainability. Future impacts could include the adoption of advanced technologies and improvements in more sustainable mining practices to stay aligned with the changing environmental regulations and community expectations.

2.6.	Macroeconomic and geopolitical uncertainty –

Peru’s economic outlook in the short and medium term will be marked by the post-recession statistical recuperation, a challenging international environment and the ability of the authorities to mitigate political turmoil in the eyes of the business sector. A relatively stable political context is expected.

Internationally, the geopolitical risk increased following the conflict between Israel and Hamas, but economic policy uncertainty has remained relatively low.

The Group’s Management will continue to closely evaluate the impact of macroeconomic and geopolitical uncertainty; as of December 31, 2023, they do not have an impact on the consolidated financial statements.

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

Notes to the consolidated financial statements (continued)

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

(a)	Contingencies and uncertain tax positions (Note 31) -

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

Pursuant to Peruvian Law, once there is an adverse decision to a taxpayer at the administrative level, Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT for its acronym in Spanish) is entitled to proceed to deliver notice to the taxpayer demanding payment, regardless of whether the taxpayer decides to appeal the decision at the judiciary level. However, the taxpayer’s payment of the SUNAT administrative claim does not entail a settlement of the tax dispute. Instead, this payment is required to be made for the taxpayer to continue the appeal process at the judiciary level and is subject to refund, with interest, if the taxpayer is successful in their judiciary level action.

When measuring the amount to be recorded as an account receivable considering the payments made at the administrative level, the Group applies IFRIC 23.

(b)	Development start date (Note 11) -

The Group assesses the status of each exploration project of its mining units to determine when the development phase begins. One of the criteria used to evaluate the development start date is when the Group determines that the property can be economically developed.

(c)	Production start date (Note 11) -

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

(d)	Useful life of property, plant and equipment (Note 11) -

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the assets or estimated reserves of the mining unit. See note 2.4(h) for useful lives.

Notes to the consolidated financial statements (continued)

(e)	Revenue recognition (Note 20) -

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

(a)	Determination of mineral reserves and resources -

Recoverable proven and probable reserves are the part of a mineral deposit than can be economically and legally extracted or produced at the time of the reserve and resources determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves and resources requires the Group to determine the size, shape and depth of its ore bodies by analyzing geological data, such as sampling of drill holes, tunnels and other underground workings. In addition to the geology of the Group’s mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods the Group uses, and the related cost incurred to develop and mine its reserves and resources. The process to estimate proven and probable ore reserves and resources is audited by an independent consultant each year.

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

Reserves and resources (measured and indicated) are used in determining the depreciation and amortization of mine-specific assets, dissimilar to the subsidiary El Brocal who considers only reserves.

This results in a depreciation or amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each mine’s life is assessed annually to evaluate: (i) physical life limitations inherent to the asset, and (ii) new assessments of mineral reserves economically recoverable. These calculations require the use of estimates and assumptions, including the amount of mineral reserves economically recoverable. Changes in these estimates are recorded prospectively.

Notes to the consolidated financial statements (continued)

(c)	Provision for closure of mining units (Note 15 (b)) -

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

(d)	Inventories (Note 8) -

Inventories are classified as current or non-current depending on the length of time that management estimates will be needed to reach the production state of concentrate extraction for each mining unit.

The finished products and in process are valued at cost or net realizable value, the lower. The costs accrued to place the inventories to their current location and condition are accounted as follows.

Materials and supplies -

Purchase cost using the weighted average method.

Finished products, products in process -

The cost of supplies and direct materials, services from third parties, direct labor and a percentage of the indirect expenses, excluding the financing costs and exchange differences.

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

Notes to the consolidated financial statements (continued)

(e)	Impairment of non-financial assets (Note 11) -

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

The fair value of mining assets is generally calculated by the present value of future cash flows arising from the continued use of the asset, which include some estimates, such as the cost of future expansion plans, using assumptions that a third party might consider. The future cash flows are discounted to their present value using a discount rate that reflects current market assessment of the value of money over time, as well as specific risks of the asset or cash-generating unit under evaluation. The Group has determined the operations of each mining unit as an independent cash generating unit.

(f)	Deferred income tax asset and recoverability (Note 30) -

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

(g)	Fair value of contingent consideration (Note 29 (c)) -

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

4.    Standards and interpretations issued but not effective

Certain new accounting standards and interpretations have been issued that are not yet effective as of December 31, 2023, and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback -

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed. The amendments are not expected to have a material impact on the Group’s financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current -

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement.
●	That a right to defer must exist at the end of the reporting period.
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

Notes to the consolidated financial statements (continued)

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after 1 January 20243 and must be applied retrospectively. The amendments are not expected to have a material impact on the Group’s financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7 -

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed. The amendments are not expected to have a material impact on the Group’s financial statements.

IFRS 18 “Presentation and disclosure of Financial Statements” -

In April 2024, the IASB issued IFRS 18 Presentation and disclosure in the Financial Statements which replaces IAS 1 Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements.

While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 Introduces new requirements on the presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes. These new requirements are expected to impact all reporting entities.

Narrow scope amendments have been made to IAS 7 Statements of Cash flows and some requirements previously included within IAS 1 have been removed to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which has also been renamed as IAS 8 Basis of Preparation of Financial Statement. IAS 34 Interim Financial Reporting was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 2027, but earlier application is permitted and must be disclosed, IFRS 18 will apply retrospectively. An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first of adoption of IFRS 18, must present the headings and mandatory subtotals it expects to use in its financial statements. Comparative periods in both interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period.

The group is currently assessing the new requirements of IFRS 18, with focus on the specific developments in its industry, to identify and collect relevant information to measure the impacts and resources needed, including internal changes, derived from implementing IFRS 18.

The Enhancement and Standardization of Climate-Related Disclosures for Investors –

On March 06, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition.

Notes to the consolidated financial statements (continued)

In April, 2024. the SEC voluntarily stayed its climate-related disclosure rules pending judicial review by the US Court of Appeals for the Eighth Circuit of the consolidated challenges to the rules. The SEC said in its order the stay will facilitate the judicial resolution of the challenges and that it will continue to vigorously defend the rules’ validity in court.

5.    Transactions in soles

Transactions in soles are completed using exchange rates published by the Superintendent of Banks, Insurance and A.F.P. As of December 31, 2023, the exchange rates for U.S. dollars published by this Institution were US$0.2699 for buying and US$0.2693 for selling (US$0.2626 for buying and US$0.2618 for selling as of December 31, 2022) and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2023, and 2022, the Group presents the following assets and liabilities originally denominated in soles by its equivalent in U. S. dollars:

	2023	2022
	US$(000)	US$(000)

Assets
Cash and cash equivalents	12,124	8,822
Trade and other receivables	749,980	731,367
Income tax credit	16,985	28,046
	779,089	768,235

Liabilities
Trade and other payables	(94,487)	(84,552)
Provisions	(16,085)	(25,336)
Income tax payable	(6,186)	(2,365)
	(116,758)	(112,253)
Net asset position	662,331	655,982

For the year-ended December 31, 2023, the Group recognized a gain for exchange rate of approximately US$19,375,000 (gain in exchange rate of US$26,871,000 for the year ended December 31, 2022, and an exchange rate loss for US$18,686,000 for the year ended December 31, 2021) in the caption “Foreign currency exchange difference” in the consolidated statements of profit or loss.

See related accounting policies in Note 2.4(a).

Notes to the consolidated financial statements (continued)

6.    Cash and cash equivalents

(a)	This caption is made up as follows:

	2023	2022
	US$(000)	US$(000)

Cash on hand	122	134
Balances with banks (b)	63,979	43,633
Short-term deposits (c)	155,689	210,151
	219,790	253,918

See related accounting policies in Note 2.4(c).

(b)	Bank accounts earn interest at floating rates based on market rates.
(c)

As of December 31, 2023 and 2022, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have current maturities, lower than 90 days, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

7.    Trade and other receivables

(a)	This caption is made up as follows

	2023	2022
	US$(000)	US$(000)
Trade receivables (b)
Domestic clients	157,296	127,750
Foreign clients	46,051	40,229
Related entities, note 32(b)	421	367
	203,768	168,346
Allowance for expected credit losses (h)	(22,276)	(22,276)
	181,492	146,070
Other receivables
Tax claims (c)	546,385	631,982
Value added tax credit	66,515	52,589
Other accounts receivables to third parties	27,585	30,175
Accounts receivable from Howden Hodco Perú (i), notes 1(d) and 29(a)	12,564	—
Advances to suppliers	6,810	14,392

Tax deposits (d)	3,075	8,296
Due from for sales of assets (e)	2,744	2,119
Interest receivable	2,634	2,305
Refund applications of value added tax (f)	2,591	2,856
Related entities, note 32(b)	2,486	2,842
Bank accounts in trust (g)	1,058	1,092
Loans to personnel	574	629
Loans to third parties	555	365
Closed hedging financial instruments receivable, note 34(b)	—	2,506
Public Works Tax Deduction	—	1,196
Other	272	218
	675,848	753,562
Allowance for expected credit losses (h)	(4,141)	(4,106)
	671,707	749,456
Total trade and other receivables	853,199	895,526

Classification by maturity:
Current portion	240,319	221,899
Non-current portion	612,880	673,627
Total trade and other receivables	853,199	895,526

Classification by nature:
Financial receivables	237,708	206,903
Non-financial receivables	615,491	688,623
Total trade and other receivables	853,199	895,526

Classification by measurement:
Trade receivables (not subject to provisional pricing)	55,906	16,503
Trade receivables (subject to provisional pricing)	125,586	129,567
Other accounts receivables	671,707	749,456
Total trade and other receivables	853,199	895,526

See related accounting policies in Note 2.4 (b).

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

(c)

Corresponds to forced payments of tax debts that are in litigation and that, in the opinion of management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have been initiated, see note 31(d):

	Payment	2023	2022
Detail	Date	US$(000)	US$(000)

Buenaventura (c.1) -
Payment of tax debt for fiscal year 2007 - 2008	July 2021	426,374	414,841
Payment of tax debt for fiscal year 2010	July 2021	96,273	93,669
Payment of tax debt for fiscal year 2009	July 2021	52,199	50,787
SUNAT seizure for payment on account from January to December 2009; January and February 2010	December 2019	32,459	31,581
Payment of part of the tax liability debt for fiscal year 2007	November - December 2020	19,451	18,925
SUNAT seizure for payment on account on Income Tax 2007-2008-2009	January 2021	5,174	5,035
Payment in claim to SUNAT for the year 2018	August 2023	3,306	—
Payment of tax debt for fiscal year 2017	December 2022	2,490	2,422
Payment of the tax liability debt imputed by SUNAT in the IGV inspection process January-December 2014 to benefit from the gradual nature of the fine	November 2020	1,280	1,246
Payment of part of the tax debt for fiscal year 2010	December 2020	486	474
Payment in claim to SUNAT for the year 2014	June 2023	236	—

Payment in claim to the Tax Administration		639,728	618,980
Liability attributable to Inminsur absorbed by Buenaventura, for the audit process of the periods 1996-1997 and claimed in judicial instances	May 2017	809	787
Payment in claim to OSINERGMIN for the year 2015	December 2022	638	621
Payment in claim to OSINERGMIN for the year 2014	August 2021	630	612
Payment in claim to Oyon Municipality	December 2020	519	504
Other claims		2,596	2,524
		642,324	621,504
El Brocal -
Payment under protest of the tax liability for fiscal year 2017	October 2023	6,079	—
Forced payment of part of the tax debt for fiscal year 2014.	January 2021	1,314	1,278
Payment of the fine for the benefit of reducing the fine for fiscal year 2015.	January 2020	269	262
		7,662	1,540
Río Seco -
Forced payment of part of the VAT liability for 2012.	July to September 2019	3,232	3,238
Forced payment of part of the tax debt for fiscal year 2020.	November 2022	620	609
Payment in force as part of the tax liability of year 2020	February 2020	4	—
		3,856	3,847
Huanza -
Payment under protest of the tax liability for fiscal year 2014	December 2022	1,644	1,600

La Zanja -
SUNAT seizure for income tax for fiscal year 2016	October 2022	2,418	2,353
Forced payment of part of the tax debt for fiscal year 2013-2015.	April 2021	826	804
Forced payment of part of the tax debt for fiscal year 2019	December 2023	494	—
		3,738	3,157
Chaupiloma -
SUNAT seizure for income tax for fiscal year 2011	September 2021	339	334
		659,563	631,982

Notes to the consolidated financial statements (continued)

(c.1)	During the year 2023, Buenaventura recognized a liability related to the tax claims of the previous years for a total of US$113,178,000:

		Tax claim liability,	Tax claims as
	Disbursements	note 31(d)	31.12.2023
Years	US$(000)	US$(000)	US$(000)

2007	183,516	—	183,516
2008	262,408	—	262,408
2009	86,170	(35,223)	50,947
2010	100,322	(77,955)	22,367
2014	1,516	—	1,516
2017	2,490	—	2,490
2018	3,306	—	3,306
Buenaventura’s forced payments claimed	639,728	(113,178)	526,550
Other Buenaventura’s claims	2,596	—	2,596
Other Buenaventura’s subsidiaries forced payments claimed	17,239	—	17,239
Total	659,563	(113,178)	546,385

(d)	Corresponds to deposits held in the Peruvian State bank and that in accordance with the tax law of Peru which only can be used to offset tax obligations that the Group has with the Tax Authorities.
(e)	As of December 31, 2023 and 2022, the balance also includes the account receivable related to the sale of mining concessions from the subsidiary Chaupiloma to Yanacocha for US$1.9 million (note 1(e)).

Likewise, during 2023 and 2022, the Group recorded a loss of US$2 million presented in “Others, net” caption, see note 28, related to the sale of Mallay mining unit (original amount of US$7.3 million), which were transferred to a third-party and collected during May 2022 in exchange for US$6 million.

(f)	Corresponds mainly to current year refunds applications that are pending as of December 31 of each period.
(g)

Corresponds mainly to collections that are deposited into restricted bank accounts that only can be used for the payment of financial obligations held by the subsidiary Empresa de Generación Huanza S.A. (hereafter “Huanza”), according to the finance lease signed with Banco de Crédito del Perú in 2009. Below is presented the movement:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance	1,092	359	376
Increase	—	733	—
Decrease	(34)	—	(17)
Final balance	1,058	1,092	359

Notes to the consolidated financial statements (continued)

(h)	Below is presented the movement in the allowance for expected credit losses:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance	26,382	30,897	31,845

Provision for other receivables, note 28(a)	—	253	409
Provision of the year	—	253	409
Foreign exchange difference	35	(59)	(197)
Write off	—	(4,709)	(1,160)
Final balance	26,417	26,382	30,897

Trade receivables	22,276	22,276	22,276
Other receivables	4,141	4,106	8,621

	26,417	26,382	30,897

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

(i)	As December 31, 2023, the Group holds accounts receivable with Howden Hodco Perú S.A., due to the sale of its Subsidiary Contacto Corredores de Seguros S.A., for US$14.5 million recognized in the consolidated financial statements at a present value of US$12.5 million, which will be paid as follows:

-US$7.6 million within the five calendar days following the third commemoration date of the transaction closing.

-US$4.9 million during the first semester of 2024.

The financial updating of the long-term account receivables generated the recognition of a financial expense of US$1.956 million, see note 29(a). These account receivables were determined based on the contractual conditions agreed by both parties.

8.     Inventories

(a)	This caption is made up as follows:

	2023	2022
	US$(000)	US$(000)

Finished goods, net	1,154	1,047
Products in process, net	18,506	20,124
Spare parts and supplies, net	56,867	67,174
	76,527	88,345

See related accounting policies in Note 2.4(d).

Notes to the consolidated financial statements (continued)

(b)	The provision for impairment of inventory had the following movements:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance	29,842	30,774	31,117
Continuing operations:
Finished and in progress goods, note 21(a) -
Provision	10,536	7,243	6,877
Reversal	(6,685)	(8,314)	(12,348)
	3,851	(1,071)	(5,471)
Spare parts and supplies, note 28(a) -
Provision	20,478	22,533	22,394
Reversal	(19,409)	(22,394)	(17,266)
	1,069	139	5,128
Final balance	34,762	29,842	30,774

In the opinion of Group’s management, the provision for impairment of inventory adequately covers the risk of obsolescence and the net realizable test as of the date of the consolidated statements of financial position.

9.   Prepaid expenses

(a)This caption is made up as follows:

	2023	2022
	US$(000)	US$(000)

Right to use facilities paid in advance (b)	23,034	23,920
Prepaid insurance	22,325	15,065
Deferred costs of works for taxes	1,477	1,929
Other prepaid expenses	1,288	1,452
	48,124	42,366

Classification by maturity:
Current portion	25,976	19,333
Non-current portion	22,148	23,033
	48,124	42,366

See related accounting policies in Note 2.4(g).

(b)

Corresponds mainly to payments made in advance to EDEGEL for an original amount of US$31,007,190 corresponding to the right to use the capacity of the hydraulic system of EDEGEL by the subsidiary Empresa de Generación Huanza S.A. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

Notes to the consolidated financial statements (continued)

10.   Investments in associates and joint venture

(a)	This caption is made up as follows:

	Share in equity
	2023	2022	2023	2022
	%	%	US$(000)	US$(000)

Associates:
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,416,051	1,408,260
Compañía Minera Coimolache S.A.	40.10	40.10	99,059	98,388
Tinka Resources Ltd.	19.32	19.32	9,221	10,678
			1,524,331	1,517,326
Joint venture (d)			1,628	2,486
Other minor investments			1,164	1,165
			1,527,123	1,520,977

See related accounting policies in Note 2.4(f).

(b)	The table below presents the net share in profit (loss) of investments:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	152,552	181,221	233,342
Compañía Minera Coimolache S.A.	1,072	(2,493)	8,170
Tinka Resources Ltd.	(1,320)	(2,447)	(1,098)
	152,304	176,281	240,414
Joint venture	(79)	(11)	36
	152,225	176,270	240,450

Notes to the consolidated financial statements (continued)

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is in Uchumayo, Arequipa, Peru.

Key financial data -

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS:

	2023	2022
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,789,427	1,946,762
Non-current assets	6,141,483	6,047,101
Current liabilities	(460,991)	(564,058)
Non-current liabilities	(789,545)	(778,378)

Equity	6,680,374	6,651,427

Group’s interest	1,308,288	1,300,497
Goodwill	107,763	107,763
	1,416,051	1,408,260

	2023	2022	2021
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:

Sales of goods	4,143,228	3,975,295	4,199,448

Net profit from continued operations	778,964	925,353	1,191,474

Group’s share in results	152,552	181,221	233,342

On March 2, 2024, through Annual Shareholders General Meeting, the shareholders of Cerro Verde agreed to distribute dividends for an amount of US$29.3 million which were paid on April 26, 2024.

The Group’s management determined that there was no objective evidence that its investment in Cerro Verde is impaired as of December 31, 2023 and 2022.

The entity has significant influence although it holds less than 20 percent of the voting rights in Cerro Verde.

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

Notes to the consolidated financial statements (continued)

Key financial data -

The table below presents the key financial data from the financial statements of Coimolache under IFRS:

	2023	2022
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	242,490	208,382
Non-current assets	133,463	154,399
Current liabilities	(26,977)	(21,565)
Non-current liabilities	(101,909)	(95,822)

Equity	247,067	245,394

Group’s interest	99,059	98,388

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Sales of goods	136,949	159,003	215,481

Net profit (loss)	2,673	(6,218)	20,377

Group’s share in results	1,072	(2,493)	8,170

The Group’s management determined that there was no objective evidence that its investment in Coimolache is impaired as of December 31, 2023 and 2022.

Investment in Tinka Resources Ltd. (Tinka) -

Tinka is a Canadian junior exploration and development mining company with its flagship property being the project of Ayawilca. Ayawilca is carbonate replacement deposit (CRD) in the zinc-lead-silver belt of central Peru, in Cerro de Pasco, 200 kilometers northeast of Lima. Tinka is listed on the Lima (BVL) and Canada Stocks Exchanges (TSX Venture Exchange).

Notes to the consolidated financial statements (continued)

Key financial data -

The table below presents the key financial data from the financial statements of Tinka under IFRS in 2023 and 2022 (financial statements as of September 30, 2023 and 2022) and in 2021 (financial statements as of November 30, 2021):

	2023	2022
	US$(000)	US$(000)
Statements of financial position:
Current assets	5,591	13,007
Non-current assets	42,475	42,735
Current liabilities	(350)	(473)
Equity	47,716	55,269

Group’s interest	9,221	10,678

	2023	2022	2021
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years:
Net loss	(6,832)	(12,666)	(5,692)

Group's share in results	(1,320)	(2,447)	(1,098)

For the years 2023, 2022 and 2021, the Group has used the latest financial statements available from its associate Tinka, the difference between the period reported by the associate and the date of issuance of these financial statements being less than 3 months. There have been no significant transactions or events between the reporting date of the associate’s financial statements and the consolidated financial statements as of December 31, 2023, and 2022. The Group’s management determined that there was no objective evidence that its investment in Tinka is impaired as of December 31, 2023 and 2022.

The entity has significant influence although it holds less than 20 percent of the voting rights in Tinka.

(c)

The Group, through its subsidiary El Brocal, has an interest of 8% in Transportadora Callao S.A., a joint venture whose objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. In May 2014, Transportadora Callao started operations and currently its main activity is the operation of that terminal.

Notes to the consolidated financial statements (continued)

The table below presents the key financial data from the joint venture under IFRS:

	2023	2022
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	17,375	14,760
Non-current assets	67,589	87,692
Current liabilities	(12,896)	(17,608)
Non-current liabilities	(50,572)	(53,768)
Equity	21,496	31,076

Group’s interest	1,628	2,486

	2023	2022	2021
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:

Net revenues	98,270	27,538	22,937

Net profit (loss)	(148)	(137)	450
Group’s share in results	(79)	(11)	36

(d)	Changes in this caption are as follows:

	2023	2022
	US$(000)	US$(000)

As of January 1,	1,520,977	1,422,295
Net share in profit of associates and joint venture	152,225	176,270
Equity contributions granted and paid, note 32(a)	—	1,677
Dividends declared and collected, note 32(a)	(147,286)	(79,140)
Unrealized results on investments	3	(101)
Translation adjustments and other	1,204	(24)
As of December 31,	1,527,123	1,520,977

Notes to the consolidated financial statements (continued)

11.   Property, plant, equipment and development costs

(a)	Below is presented the movement:

	Balance as of						Balance as of						Balance as of
	January 1,				Changes in	Reclassifications	December 31,				Changes in	Reclassifications	December 31,
	2022	Additions	Disposals	Sales	estimations	and transfers	2022	Additions	Disposals	Sales	estimations	and transfers	2023
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Lands	17,703	—	—	—	—	1,062	18,765	—	—	—	—	—	18,765
Mining concessions	111,596	—	(6)	—	—	—	111,590	—	—	—	—	(34,023)	77,567
Development costs	853,020	59,702	—	—	—	—	912,722	89,127	(8)	—	—	—	1,001,841
Buildings, constructions and other	1,350,395	—	(123)	—	—	3,510	1,353,782	—	—	(5,193)	—	27,011	1,375,600
Machinery and equipment	902,397	10	(41,053)	(34)	—	12,695	874,015	1	(233)	—	—	15,428	889,211
Transportation units	7,662	15	(277)	(1,816)	—	73	5,657	—	(89)	(761)	—	723	5,530
Furniture and fixtures	11,770	—	(702)	(4)	—	7	11,071	2	(6)	—	—	464	11,531
Units in transit	2,875	12,811	—	—	—	—	15,686	36,452	—	—	—	—	52,138
Work in progress	46,287	65,577	(3,049)	—	—	(17,347)	91,468	139,610	(1,326)	—	—	(43,629)	186,123
Stripping activity asset, note 1 (b)	155,448	26,669	—	—	—	—	182,117	8,953	—	—	—	—	191,070
Right-of-use asset (e)	19,232	—	—	—	11,712	—	30,944	1,929	—	—	1,055	—	33,928
Mine closure costs	332,382	—	—	—	(21,869)	—	310,513	—	—	—	11,879	—	322,392
	3,810,767	164,784	(45,210)	(1,854)	(10,157)	—	3,918,330	276,074	(1,662)	(5,954)	12,934	(34,026)	4,165,696
Accumulated depreciation and amortization:
Development costs	375,562	26,907	—	—	—	—	402,469	23,802	—	—	—	—	426,271
Buildings, construction and other	765,694	58,345	(121)	—	—	—	823,918	55,919	—	—	—	—	879,837
Machinery and equipment	742,340	42,698	(40,355)	(34)	—	—	744,649	37,510	(223)	(4,792)	—	—	777,144
Transportation units	6,650	478	(153)	(1,803)	—	—	5,172	301	(85)	(744)	—	—	4,644
Furniture and fixtures	10,328	548	(651)	(4)	—	—	10,221	457	(6)	—	—	—	10,672
Stripping activity asset	118,178	21,769	—	—	—	—	139,947	51,123	—	—	—	—	191,070
Right-of-use asset (e)	13,894	4,290	—	—	—	—	18,184	3,988	—	—	—	—	22,172
Mine closure costs	213,832	18,198	—	—	—	—	232,030	15,016	—	—	—	—	247,046
	2,246,478	173,233	(41,280)	(1,841)	—	—	2,376,590	188,116	(314)	(5,536)	—	—	2,558,856
Provision for impairment of long-lived assets:
Mine closure costs	2,206	—	—	—	—	—	2,206	—	—	—	—	—	2,206
Development costs	3,488	—	—	—	—	—	3,488	—	—	—	—	—	3,488
Property, plant and other	20,725	—	(19,874)	—	—	—	851	—	—	—	—	—	851
	26,419	—	(19,874)	—	—	—	6,545	—	—	—	—	—	6,545

Net cost	1,537,870						1,535,195						1,600,295

(b)	Impairment of long-lived assets

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

Consequently, the recoverable amount for each CGU is estimated based on discounted future estimated cash flows expected to be generated from the continued use of the CGUs using market-based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, and its eventual disposal, based on the latest life of mine (LOM) plans. Capital and operating expenditure associated with the Group’s climate change initiatives are, to the extent necessary, considered when determining the recoverable amount of each CGU. The Group Buenaventura practices responsible mining that promotes economic growth and sustainable development, creating value in the regions where it operates. The Group’s environmental management has as an objective to innovate in water management and mine closure, looking forward to supporting the sustainability of operations. The use of clean technologies to reduce freshwater consumption and waste generation, together with the application of adequate environmental protection standards and procedures in the management of operations are essential for Buenaventura. The challenges that come from higher environmental and social expectations of the environment are being addressed appropriately, encouraging research to improve the prevention and control of the environmental impacts of the Groups’ activities.

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

During 2023, the Group identified impairment indicators in Uchcucchacua, Julcani, Tambomayo, El Brocal, La Zanja and Río Seco mining units. The Group evaluated and concluded that there is no impairment as a result of the analysis based on the value in use.

During 2022, the Group identified impairment indicators in Orcopampa, Uchucchacua, La Zanja and Río Seco. The Group evaluated and concluded that there is no impairment as a result of the analysis of the recoverable amount based on their value in use of Orcopampa, Uchucchacua and La Zanja mining units. On the other hand, the Group recognized a recovery of impairment of long-lived assets for US$19.9 million in the CGU Río Seco.

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

Production volumes: Estimated production volumes are based on detailed life-of-mine plans and consider development plans for the mines agreed by management as part of planning process. Production volumes are dependent on several variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted.

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

Notes to the consolidated financial statements (continued)

Estimated prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

As of December 31, 2023 -

	2024	2025-2027
	US$	US$

Gold	1,900 /Oz	2,036 /Oz
Silver	23.00 /Oz	27.00 /Oz
Copper	8,500 /MT	10,822 /MT
Zinc	2,600 /MT	3,071 /MT
Lead	2,050/MT	2,449 /MT

As of December 31, 2022 -

	2023	2024-2026
	US$	US$

Gold	1,750 /Oz	1,735 /Oz
Silver	21.00 /Oz	23.17 /Oz
Copper	7,900 /MT	9,625 /MT
Zinc	3,000 /MT	2,648 /MT
Lead	1,900 /MT	2,181 /MT

(*)OZ= Ounces, MT = Metric Ton.

Discount rate:

In calculating the value in use, as of December 31, 2023 and 2022 the following discount rates were applied to the cash flows:

	2023	2022
	%	%

Uchucchacua	12.04	12.52
Tambomayo	12.04	N/A
Julcani	12.04	N/A
Orcopampa	N/A	12.52
El Brocal	14.78	N/A
Rio Seco	15.06	16.34
La Zanja	14.18	14.08

These discount rates are derived from the Group’s pre-tax weighted average cost of capital (WACC), with appropriate adjustments made to reflect the risks specific to the CGU. The WACC considers both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on its interest-bearing borrowings the Group is obliged to service. The Beta factors are evaluated annually based on publicly available market data.

Residual value: As part of its financial projections to determine the recoverable amount, the Group has estimated and included the value of long-lived assets that could be sold independently at the end of the life of the mine. The estimation of the residual value is carried out by an independent appraiser each year.

Notes to the consolidated financial statements (continued)

(c)

The book value of assets held under finance leases amounted to US$231.6 million as of December 31, 2023 (US$250.5 million as of December 31, 2022) and is presented in various items of the “Property, plant, equipment and development cost” caption. During 2023 and 2022, no acquisitions of assets under lease agreements were made.

(d)	During 2023, 2022 and 2021, no borrowing costs were capitalized.
(e)	Right-of-use assets

The net assets for right-of-use assets maintained by the Group correspond to the following:

	2023	2022
	US$(000)	US$(000)
Buildings	9,236	10,484
Transportation units	1,117	1,380
Machinery and equipment	1,403	896

	11,756	12,760

During 2023, the additions to the right-of-use assets were US$1.9 million and no disposals were made (additions of US$11.7 million and no disposals were made during 2022).

(f)	Below is the distribution of depreciation expenses of the year:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Cost of sales of goods	164,543	147,032	159,652
Unabsorbed cost due to production stoppage	10,420	14,877	4,569
Cost of sales of services	9,037	8,153	8,109
Administrative expenses	2,065	1,886	4,741
Property, plant, equipment and development costs	1,799	1,039	963
Exploration in non-operating areas	98	101	114
Selling expenses	103	93	84
Other, net	54	49	48
Discontinued operations, note 1(e)	—	9	14

	188,119	173,239	178,294

Notes to the consolidated financial statements (continued)

12.   Other non-financial assets

(a)	Below is presented the movement:

	Balance as of		Balance as of	Additions		Balance as of
	January 1,		December 31,	and		December 31,
	2022	Additions	2022	transfers	Disposals	2023
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Patents and industrial property (b)	15,001	215	15,216	72	—	15,288
Rights-of-use (c)	13,720	—	13,720	3,732	(475)	16,977
Software licenses	10,862	75	10,937	—	—	10,937
Goodwill (d)	—	—	—	34,023	—	34,023

	39,583	290	39,873	37,827	(475)	77,225
Accumulated amortization:
Rights-of-use (c)	8,883	705	9,588	980	(274)	10,294
Software licenses	5,504	936	6,440	672	—	7,112

	14,387	1,641	16,028	1,652	(274)	17,406

Cost, net	25,196		23,845			59,819

See related accounting policies in Note 2.4(w).

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

(d)   Corresponds to the higher value paid during the acquisition of the subsidiary El Brocal for US$34.0 million from previous years.

13.  Bank loans

The movement is presented below:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance	—	50,000	65,793

New loans	49,000	—	50,000
Payments	(49,000)	(50,000)	(65,793)

Final balance	—	—	50,000

See related accounting policies in Note 2.4(b)(ii).

Notes to the consolidated financial statements (continued)

14.  Trade and other payables

(a)	This caption is made up as follows:

	2023	2022
	US$(000)	US$(000)

Trade payables (b)
Domestic suppliers	231,661	181,071
Related entities, note 32(b)	454	163
	232,115	181,234
Other payables
Remuneration and similar benefits payable	38,617	35,996
Interest payable	14,601	14,911
Taxes payable	6,833	8,910
Exploration expenses payable	3,603	1,895
Royalties payable to the Peruvian State	567	639
Dividends payable (c)	14	20
Related entities, note 32(b)	—	4,053
Other liabilities	2,656	3,884
	66,891	70,308

Total trade and other payables	299,006	251,542

Classification by maturity:
Current portion	293,621	247,989
Non-current portion	5,385	3,553

Total trade and other payables	299,006	251,542

Classification by nature:
Financial payables	288,570	240,737
Non-financial payables	10,436	10,805
Total trade and other payables	299,006	251,542

See related accounting policies in Note 2.4 (b)(ii).

(b)

Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

(c)	The movement of dividends payable is presented below:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance	639	567	638
Dividends declared and paid, note 17(d) -

Declared dividends to owners of the parent	18,542	18,542	—
Dividends paid to owners of the parent, note 17(d)	(18,542)	(18,542)	—
Declared dividends to non-controlling shareholders	1,842	2,647	6,160
Dividends paid to non-controlling shareholders	(1,842)	(2,647)	(6,160)
Expired dividends, note 17(c) -	102	—	(76)
Other	(174)	72	5

Ending balance	567	639	567

15.   Provisions

(a)	This caption is made up as follows:

	As of			Reclassifications		As of			Reclassifications		As of
	January 1,		Accretion	and		December 31,		Accretion	and		December 31,
	2022	Changes	expense	others	Disbursements	2022	Changes	expense	others	Disbursements	2023
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Closure of mining units and projects (b)	271,987	(8,872)	5,129	992	(14,989)	254,247	11,076	12,067	—	(18,024)	259,366
Environmental liabilities	19,956	(228)	59	(992)	(2,534)	16,261	7,097	—	3,671	(4,763)	22,266
Environmental contingencies	5,164	3,459	—	246	(453)	8,416	(1,868)	—	97	(2,956)	3,689
Safety contingencies	5,632	870	—	258	(44)	6,716	(1,702)	—	7	(58)	4,963
Labor contingencies	4,421	489	—	233	(12)	5,131	(1,343)	—	36	—	3,824
Tax contingencies	3,409	1,596	—	—	—	5,005	(2,014)	—	—	—	2,991
Obligations with communities	2,595	(637)	—	147	—	2,105	(290)	—	23	—	1,838
Other provisions	163	377	—	97	—	637	1,126	—	—	—	1,763

	313,327	(2,946)	5,188	981	(18,032)	298,518	12,082	12,067	3,834	(25,801)	300,700

Classification by maturity:
Current portion	81,039					94,171					107,491
Non-current portion	232,288					204,347					193,209

	313,327					298,518					300,700

See related accounting policies in Note 2.4(n).

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2023	2022
	US$(000)	US$(000)

Beginning balance	254,247	271,987

Additions (reversals) in estimates and reclassifications:
Continuing mining units, note 11(a)	11,879	(21,869)
Continuing mining units, note 28(a)	—	(302)
Discontinued mining units, note 1(e)	6,991	660
Exploration projects, note 28(a)	(7,794)	13,631
	11,076	(7,880)
Accretion expense:
Continuing mining units, note 29(a)	11,249	4,932
Exploration projects, note 29(a)	589	138
Discontinued mining units, note 1(e)	229	59
	12,067	5,129

Disbursements	(18,024)	(14,989)

Ending balance	259,366	254,247

Classification by maturity:
Current portion	80,548	60,644
Non-current portion	178,818	193,603

	259,366	254,247

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2024 and 2042. The Group recognizes the provision for closure of mining units and exploration projects based on estimates of studies and activities that meet the environmental regulations in effect and that will be approved by the Ministry of Energy and Mines. The Group recognizes the provision of continued operations based on its analysis and estimates prepared by independent advisors and reviewed by the Group’s management. Provisions related to discontinued operations are based on estimates prepared by internal advisors.

The provision for closure of mining units and exploration projects corresponds mostly to activities that must be carried out for restoring the mining units and areas affected by operation and production activities. The principal work to be performed correspond to earthworks, re-vegetation efforts and dismantling of the plants. Closure budgets are reviewed regularly to take into account any significant change in the studies conducted. Nevertheless, the closure costs of mining units will depend on the market prices for the closure works required, which would reflect future economic conditions. Also, the time when the disbursements will be made depends on the useful life of the mine, which will be based on future metals prices.

As of December 31, 2023, the future value of the provision for closure of mining units and exploration projects was US$336 million, which has been discounted using annual risk-free rates from minimum of 4.908 percent to a maximum of 6.905 percent, in a period of 1 to 15 years, obtaining as a result an updated liability amounting to US$259.3 million (as of December 31, 2022, the provision was US$254.2 million). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

As of December 31, 2023, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$101.2 million (US$171.8 million as of December 31, 2022) to secure current mine closure plans of its mining units, exploration projects and environmental liabilities to date.

16.   Financial obligations

(a)	This caption is made up as follow:

	2023	2022
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Bonds -
Senior Notes at 5.50% due 2026 (b)	544,062	541,980

Sociedad Minera El Brocal S.A.A. (d)
Banco de Crédito del Perú – Financial obligation	72,852	97,136
Debt issuance costs	(90)	(160)
	72,762	96,976
Empresa de Generación Huanza S.A. (e)
Banco de Crédito del Perú – Finance lease	79,436	86,625
Lease liabilities (h)
Finance lease	10,320	12,953

Total financial obligations	706,580	738,534

Classification by maturity:
Current portion	34,219	35,071
Non-current portion	672,361	703,463
Total financial obligations	706,580	738,534

See related accounting policies in Note 2.4(b)(ii).

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

Notes to the consolidated financial statements (continued)

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

(d)

On October 29, 2019, El Brocal entered into a new financial obligation of US$161,893,850 with Banco de Crédito del Perú in order to cancel the two previous obligations: (i) Finance leaseback; and (ii) Mid-term financial obligation. The new financial obligation has the following terms and conditions:

-	Principal (Part A): US$113,325,695.
-	Principal (Part B): US$48,568,155.
-	Annual interest rate (Part A): 3.76%.
-	Annual interest rate (Part B): Three-month LIBOR plus 2.39%
-	Term (Part A): 5 years since October 2019 until October 2024.
-	Term (Part B): 7 years since October 2019 until October 2026.

On May 22, 2023, El Brocal subscribed the first addendum to the financing contract which main changes were as follows:

-	Annual interest rate (Part B): Three-month SOFR plus 2.65%.
-	Modifications of terms to replace the references and basis from LIBOR to SOFR.
-	Incorporation of additional complementary clauses to the rate modification.

In this regard, the addendum did not include other significant modifications that have impact in repayment dates, guarantees and other obligations compared with the base agreement. El Brocal assessed the financial impacts of the transition to SOFR rate which resulted in no significant changes in financial expenses and the respective payments cashflows since the addendum came into effect.

According to the financing contract mentioned above, El Brocal is required to maintain the following financial ratios as defined in the agreement:

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

Notes to the consolidated financial statements (continued)

The compliance with the financial ratios is monitored by El Brocal’ s Management. as of December 31, 2023 and 2022, El Brocal complies with the coverage and indebtedness ratios.

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

On June 30, 2014, Banco de Crédito del Perú extended the finance lease contract mentioned above, through the addition of a new tranche. On October 29, 2020, as part of the Group’s strategy of preserving cash, Huanza negotiated a reduction of the fixed rate of interest and agreed a modification of the following terms and conditions:

-	Principal: final installment of US$68,905,000 (original amount of US$103,373,000)
-	Annual interest rate: LIBOR 30 days plus 2.10%
-	Term: 18 months since November 2, 2020, with final maturity in May 2022.
-	Guarantee: Leased equipment.
-	Amortization: a final installment of US$68,905,000.

On April 29, 2022, Banco de Crédito del Peru and Empresa de Generación Huanza signed an addendum considering a prior amortization of outstanding principal of US$9,191,364 (Tranche I) and US$13,904,800 (Tranche II). Below we detail the main additional terms and conditions:

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

As of December 31, 2023 and 2022, Huanza complied with these commitments, including that related to the channeling of all the cash flows received for commercial income through a collection account.

(f)	The long-term portion of the financial obligations held by the Group matures as follows:

	2023	2022
	US$(000)	US$(000)

Between 1 and 2 years (year 2025)	101,885	105,986
Between 2 and 5 years (year 2026 to 2028)	573,892	601,419
More than 5 years (since 2029)	2,576	4,238
	678,353	711,643
Debt issuance costs	(5,992)	(8,180)

	672,361	703,463

Notes to the consolidated financial statements (continued)

(g)	Below is presented the movement of the debt excluding interest:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance	738,534	1,057,975	531,653
Bonds -
Senior Notes bonds issue	—	—	550,000
Debt issuance costs	—	—	(10,700)
Amortization of debt issuance costs in results, note 29(a)	2,082	1,963	717

Financial obligations -
Payments	(31,034)	(323,057)	(21,585)
Reversal of the amortized cost of the syndicated loan, note 29(a)	(85)	(8,855)	—
Amortization of debt issuance costs in results, note 29(a)	155	2,820	885
Effect of amortized cost, note 29(a)	—	515	8,837
Increase (reduction) of debt restructuring costs	—	—	225

Lease obligations -
Additions	1,137	11,712	2,972
Accretion expense, note 29(a)	266	99	176
Payments	(4,475)	(4,638)	(5,205)
Final balance	706,580	738,534	1,057,975

(h)	Lease liabilities related to the right of use asset are as follows:

	2023	2022
	US$(000)	US$(000)

Buildings (j)	1,877	2,719
Transportation units (i)	1,031	1,420
Machinery and equipment	7,412	8,814

	10,320	12,953
Classification by maturity:
Current portion	2,087	3,639
Non-current portion	8,233	9,314
	10,320	12,953

Lease payments are presented in the consolidated statements of cash flows in “Lease payments” caption as part of the financing activities. Interest’s expense related to the lease liabilities for the years 2023, 2022 and 2021 is presented in the “Financial costs” caption, note 29(a).

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

Lease liabilities related to buildings mainly correspond to a lease contract entered by Buenaventura on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years since the year 2013 and fixed payments. The Group has the option to lease the assets for two additional terms of 5 years each. During the year 2023, the Group extended the contract up to September 20, 2032.

The minimum future rents payable as of December 31, 2023 and 2022 are as follows:

	2023	2022
	US$(000)	US$(000)

Less than 1 year (2024)	2,281	1,313
Between 1 and 5 years (2025-2028)	5,076	3,264
More than 5 years (since 2029)	4,238	4,238
	11,595	8,815

17.   Equity

(a)	Capital stock -

The Group’s share capital is stated in soles and consisted of authorized, fully paid and voting common shares with a nominal amount of S/ 10.00 per share. The table below presents the composition of the capital stock. As of December 31, 2023 and 2022:

	Number of	Capital	Capital
	shares	stock	stock
		S/(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/54 per share as of December 31, 2023 (S/27.9 per share as of December 31, 2022). These shares present trading frequencies of 50% and 25% in 2023 and 2022, respectively.

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividend’s distribution. The table below presents the composition of the investment shares as of December 31, 2023 and 2022:

	Number of
	shares	2023	2022
		S/(000)	US$(000)

Investment shares	744,640	2,161	2,161
Treasury investment shares	(472,963)	(1,370)	(1,370)

	271,677	791	791

The market value of the investment shares amounted to S/16.00 per share as of December 31, 2023 and 2022. These shares did not have a trading frequency in 2023 and 2022.

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

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$102,000 and US$76,000 in the years 2023 and 2021 respectively as a result of the expired dividends. During 2022, there were no increases in the legal reserve as a result of the expired dividends. According to the General Corporate Law, dividends expire ten years after the payment due.

(d)	Dividends declared and paid -

During years 2021 no distribution of dividends was made. The table below presents the dividends declared and paid in 2023 and 2022:

		Dividends
		declared and	Dividend
Meetings	Date	paid	per share
		US$(000)	US$
2023 Dividends
Mandatory Annual Shareholders’ Meeting	March 31	20,067	0.073
Less - Dividends of treasury shares		(1,525)
		18,542

2022 Dividends
Mandatory Annual Shareholders’ Meeting	March 31	20,067	0.073
Less - Dividends of treasury shares		(1,525)
		18,542

According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

Dividends declared corresponding to non-controlling interest were US$1,607,000, US$2,647,000 and US$6,160,000 for the years 2023, 2022 and 2021, respectively.

(e)	Basic and diluted profit (loss) per share -

Profit (loss) per share is calculated by dividing net profit (loss) for the period by the weighted average number of shares outstanding during the year. The calculation of profit (loss) per share attributable to the equity holders of the parent for the periods ended December 31 2023, 2022 and 2021 is presented below:

	2023	2022	2021

Profit (loss) for the year (numerator) - US$	19,855,000	602,550,000	(264,075,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	0.08	2.372	(1.040)

Notes to the consolidated financial statements (continued)

The calculation of profit (loss) per share from continuing operations attributable to the equity holders of the parent is presented below:

	2023	2022	2021

Profit for the year (numerator) - US$	26,703,000	124,003,000	123,529,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	0.11	0.49	0.49

The calculation of profit (loss) per share from discontinuing operations attributable to the equity holders of the parent is presented below:

	2023	2022	2021

Profit (loss) for the year (numerator) - US$	(6,848,000)	478,547,000	(387,604,000)
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	(0.03)	1.88	(1.53)

Common and investment shares outstanding at the close of the years 2023, 2022 and 2021 was 253,986,867.

In accordance with the Income Tax Law, the Company is subject to a tax of 5% of the income tax is established on dividends or any other form of distribution of profits.

18.   Subsidiaries with material non-controlling interest

(a)	Financial information of the main subsidiaries that have material non-controlling interest are provided below:

	Country of	2023
	incorporation	and
	and operation	2022	2021
		%	%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57	38.57
Apu Coropuna S.R.L.	Peru	30.00	30.00
S.M.R.L. Chaupiloma Dos de Cajamarca, note 1(d)	Peru	—	40.00
Minera La Zanja S.R.L., note 1(d)	Peru	—	46.94

Notes to the consolidated financial statements (continued)

	2023	2022	2021
	US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	162,863	154,175	148,792
Apu Coropuna S.R.L.	(112)	(84)	65
Minera La Zanja S.R.L.	—	—	20,064
S.M.R.L. Chaupiloma Dos de Cajamarca	—	—	1,284
	162,751	154,091	170,205
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	12,855	239	4,322
S.M.R.L. Chaupiloma Dos de Cajamarca	—	811	4,396
Minera La Zanja S.R.L.	—	(516)	(7,385)
Apu Coropuna S.R.L.	(28)	(149)	(62)
	12,827	385	1,271

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

	Statements of financial position
	As of December 31, 2023		As of December 31, 2022
	Sociedad	Apu	Sociedad	Apu
	Minera El	Coropuna	Minera El	Coropuna
	Brocal S.A.A.	S.R.L.	Brocal S.A.A.	S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	230,761	355	197,691	471
Non-current assets	452,549	6	470,539	—
Current liabilities	(182,902)	—	(167,718)	(11)
Non-current liabilities	(101,917)	(735)	(123,280)	(740)

Equity	398,491	(374)	377,232	(280)

Attributable to:
Shareholders of the Group	235,628	(262)	223,057	(196)
Non-controlling interests	162,863	(112)	154,175	(84)

	398,491	(374)	377,232	(280)

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the years 2023, 2022 and 2021:

	Sociedad			S.M.R.L.
	Minera El	Apu	Minera	Chaupiloma
	Brocal	Coropuna	La Zanja	Dos de
	S.A.A.	S.R.L.	S.R.L.	Cajamarca
	US$(000)	US$(000)	US$(000)	US$(000)
Year 2023 -
Revenues	432,616	—	16,472	—
Profit (loss) for the year	31,454	(93)	(41,530)	—
Attributable to non-controlling interests	—	—	—	—

Year 2022 -
Revenues	400,994	—	19,364	1,381
Profit (loss) for the year	362	(496)	(11,646)	4,376
Attributable to non-controlling interests	239	(149)	(516)	(811)

Year 2021 -
Revenues	410,390	—	39,380	15,928
Profit (loss) for the year	10,562	(206)	(10,218)	10,989
Attributable to non-controlling interests	4,322	(62)	(7,385)	4,396

Statements of cash flow for the years 2023, 2022 and 2021:

	Sociedad			S.M.R.L.
	Minera El	Apu	Minera	Chaupiloma
	Brocal	Coropuna	La Zanja	Dos de
	S.A.A.	S.R.L.	S.R.L.	Cajamarca
	US$(000)	US$(000)	US$(000)	US$(000)

Year 2023 -
Operating activities	147,199	—	(13,940)	—
Investing activities	(61,772)	—	(2,827)	—
Financing activities	(29,252)	—	—	—

	56,175	—	(16,767)	—

Year 2022 -
Operating activities	77,223	(85)	—	—
Investing activities	(62,579)	—	—	—
Financing activities	(23,778)	—	—	—

	(9,134)	(85)	—	—

Year 2021 -
Operating activities	104,858	(1,227)	(50,647)	10,838
Investing activities	(37,618)	—	(998)	—
Financing activities	(57,176)	—	—	(11,900)
	10,064	(1,227)	(51,645)	(1,062)

Notes to the consolidated financial statements (continued)

19.   Tax situation

(a)	Current tax regime -

The Company and its Peruvian subsidiaries are subject to the Peruvian tax regime. By means of Law N° 1261 enacted on December 10, 2016, the Peruvian government introduced certain amendments to the Income Tax Law, effective January 1, 2017. The most relevant are listed below:

-	A corporate income tax rate of 29.5% is set.
-

A tax of 5% of the income tax is established to the dividends or any other form of distribution of profits. The rate applicable to dividends will be considered considering the year in which the results or profits that form part of the distribution have been obtained. The rate will be considered according to the following: 4.1% with respect to the results obtained until December 31, 2014; 6.8% with respect to the results obtained during the years 2015 and 2016; and 5% with respect to the results obtained from January 1, 2017.

-	It has been established that the distribution of dividends to be made corresponds to the oldest retained earnings.

Through Law No. 31962, published on December 19, 2023, changes have been established in the Tax Code that increased the monthly interest rate applicable to returns of improper or excess payments from 0.42% to 0.9%, in force for periods starting January 01, 2024. Moreover, the law establishes that fines will be updated by the legal interest rate set by the Central Bank of Perú (BCR by its acronym in Spanish) and will be applied from the date on which the Tax Authority requires the fine payment from the debtor.

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group. The Income Tax and Value Added Tax (VAT) returns for the following years are open to review by the Tax Authorities:

Years open to review by the
Entity	Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2022 and 2023
Compañía Minera Condesa S.A.	2018,2019,2021-2023
Compañía Minera Colquirrumi S.A.	2018-2023
Consorcio Energético de Huancavelica S.A.	2018-2023
El Molle Verde S.A.C.	2018-2023
Empresa de Generación Huanza S.A.	2018,2019,2021-2023
Inversiones Colquijirca S.A.	2018-2023
Minera La Zanja S.R.L.	2019,2020-2022,2023
Sociedad Minera El Brocal S.A.A.	2018-2023
S.M.R.L. Chaupiloma Dos de Cajamarca	2018-2023
Procesadora Industrial Río Seco S. A.	2018,2019,2022,2023
Apu Coropuna S.R.L.	2018-2023
Cerro Hablador S. A. C.	2018-2023
Minera Azola S. R. L.	2018-2023

As of the date of issuance of these consolidated financial statements, Buenaventura is being audited by the Tax Administration for income tax for the taxable year of 2019 and 2020, and in March 2024 has initiated the audit of the income tax for the taxable year 2021.

Notes to the consolidated financial statements (continued)

Furthermore, the tax administration has initiated the audit of the income tax for the taxable year 2021 of the subsidiary El Brocal S.A.A. Similarly, it is reviewing the income tax of Consorcio Energético Huancavelica for the taxable year 2017 and Río Seco for the taxable year 2021.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In the opinion of Management and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2023 and 2022.

The open tax process of the Group and its associates are described in note 31(d).

(c)	Tax-loss carryforwards -

As of December 31, 2023 and 2022, the tax-loss carryforward determined by the Group amounts to approximately S/3,425,297,000 and S/3,285,065,000, respectively (equivalent to US$922,515,000 and US$883,573,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses against future net taxable income subject to an annual cap equivalent to 50% of net taxable income.

The Group recognized a deferred income tax asset related to the tax-loss carryforward of those entities where it is probable that a carryforward can be used to offset future taxable profits. See note 31.

(d)Transfer pricing –

For purposes of determining its income tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. The tax administration can request this information based on analysis of the Group’s operations. The Group’s management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2023 and 2022.

Notes to the consolidated financial statements (continued)

20.   Sales

(a)

The Group’s sales are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Revenues by geographic region:
Metal and concentrates sales -
Peru	530,103	533,765	702,962
America - other than Peru	169,239	178,724	145,988
Asia	59,308	36,796	23,637
Europe	55,107	33,412	51,803
	813,757	782,697	924,390
Services -
Peru	12,884	22,095	20,936
America - other than Peru	—	127	96
Europe	—	—	20
	12,884	22,222	21,052
Royalties -
Peru	—	1,381	15,928

	826,641	806,300	961,370

Revenues by type of good or services:
Sales by metal -
Copper	466,558	367,278	340,522
Gold	279,731	299,747	262,676
Silver	196,340	157,923	316,930
Zinc	46,620	107,486	143,580
Lead	21,401	32,951	51,907
Manganese sulfate	—	361	4,976
Antimony	—	28	—
	1,010,650	965,774	1,120,591
Commercial deductions, note 2.4(q)	(196,893)	(183,077)	(196,201)
Sales of goods, note 20(b)	813,757	782,697	924,390
Sales of services, note 20(b)	12,884	22,222	21,052
Royalties income, note 20(b)	—	1,381	15,928
Total revenue from contracts with customers	826,641	806,300	961,370

Revenues by type of recognition:
Goods transferred at a point in time	813,757	782,697	924,390
Services transferred over time	12,884	22,222	21,052
Royalties at a point of time	—	1,381	15,928
	826,641	806,300	961,370

See related accounting policies in Note 2.4(p).

Notes to the consolidated financial statements (continued)

(b)	Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the consolidated statement of profit or loss:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Contracts with customers for sale of goods (a)	813,757	782,697	924,390
Hedge operations, note 34(a)	6,056	12,774	(51,952)
Adjustments to prior period liquidations	(450)	(920)	(5,137)
Fair value of accounts receivables	(8,402)	6,648	(3,831)
Sale of goods	810,961	801,199	863,470
Sale of services, note 20(a)	12,884	22,222	21,052
Royalty income, note 20(a)	—	1,381	15,928

	823,845	824,802	900,450

See related accounting policies in Note 2.4 (p).

(c)	Performance obligations -

The performance obligation of the sale of goods is satisfied upon delivery of the goods and payment is generally due within 5 to 90 days from delivery. Performance obligation of services is satisfied over-time and payment is generally due upon completion and acceptance of service.

(d)	Concentration of sales -

In 2023, the 4 customers with sales of more than 10% of total sales represented 28%, 20%, 19% and 12% from the total sales of Group (4 clients represented 32%, 23%, 22% and 10% from the total sales of Group during the year 2022 and 4 clients represented 37%, 19%, 17% and 15% during the year 2021). As December 31, 2023, 79% of the accounts receivable correspond to these customers (71% as of December 31, 2022). These customers are related to the mining business.

The Group’s sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these customers have long-term sales contracts with the Group that guarantee supplying them the production from the Group’s mines.

Notes to the consolidated financial statements (continued)

21.   Cost of sales of goods and services, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	22,667	30,031	31,797

Cost of production
Services provided by third parties	166,227	185,028	224,979
Consumption of materials and supplies	93,407	94,929	107,908
Direct labor	77,781	67,704	75,099
Short-term and low-value leases	26,794	29,329	31,309
Electricity and water	28,729	21,510	17,657
Maintenance and repair	21,601	21,099	25,681
Insurance	16,946	16,118	16,091
Transport	13,589	13,528	17,449
Other	4,510	6,404	17,263
Provision (reversal) for impairment of finished goods and product in progress, note 8(b)	3,851	(1,071)	(5,471)
Total cost of production	453,435	454,578	527,965
Final balance of finished goods and products in process	(18,748)	(33,624)	(30,031)
Write – off of products in process	—	10,957	—
Final balance of finished goods and products in process, net of depreciation and amortization	(18,748)	(22,667)	(30,031)
Cost of sales of goods, without considering depreciation and amortization	457,354	461,942	529,731

See related accounting policies in Note 2.4(x).

(b)	The cost of services is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Services provided by third parties	4,266	1,681	594
Maintenance and repair	982	46	31
Consumption of materials and supplies	596	31	11
Insurances	129	134	46
Direct labor	121	—	—
Electricity and water	78	1,204	556
Transport	6	14	9
Short-term and low-value lease	6	3	—
Other minor cost of services	59	50	22
	6,243	3,163	1,269

Notes to the consolidated financial statements (continued)

22.   Unabsorbed cost due to production stoppage

This caption is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Direct labor	6,144	6,505	3,418
Services provided by third parties	5,654	7,608	19,214
Insurances	2,782	867	456
Electricity and water	1,741	2,510	22
Consumption of materials and supplies	917	1,155	781
Short-term and low-value lease	644	1,180	668
Maintenance and repairment	606	330	275
Mining easement	590	1,285	160
Transport	316	301	87
Rights	177	214	—
Others	322	1,103	428

	19,893	23,058	25,509

During the year 2023, 2022 and 2021, the unabsorbed production costs of the mining units correspond to the stoppage of production of the Uchucchacua mining unit and Río Seco, see note 1(b).

See related accounting policies in Note 2.4(x).

Notes to the consolidated financial statements (continued)

23.  Exploration in operating units

This caption is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	988	2,036	1,296

Cost of exploration in operating units

Services provided by third parties	35,785	51,912	45,437
Direct labor	6,357	7,097	3,891
Consumption of materials and supplies	2,694	4,502	3,839
Short-term and low-value lease	1,791	5,016	2,641
Transport	720	470	108
Electricity and water	237	72	834
Maintenance and repair	66	211	165
Purchase of land	—	10,066	—
Other exploration rights	1,140	402	237
Total exploration in operating units	48,790	79,748	57,152
Final balance of finished goods and products in process	(549)	(1,408)	(2,036)
Write – off of products in process	—	420	—
Final balance of finished goods and products in process, net of depreciation and amortization	(549)	(988)	(2,036)
	49,229	80,796	56,412

As of December 31, 2023, 2022 and 2021, disbursements of exploration in operating amount to US$49.2 million, US$80.8 million and US$56.4 million, respectively, which are presented in the “Payments to suppliers and third parties, and other net” caption of the consolidated statements of cash flows.

See related accounting policies in Note 2.4(k).

24.  Mining royalties

This caption is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., note 31(b)	12,832	11,053	6,970
Royalties paid to the Peruvian State	6,007	6,680	6,004
	18,839	17,733	12,974

See related accounting policies in Note 2.4(s).

Notes to the consolidated financial statements (continued)

25.  Administrative expenses

This caption is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Personnel expenses	34,356	32,697	32,209
Professional fees	9,907	10,920	12,393
Sundry charges	8,915	9,070	8,968
Board of Directors’ compensation	2,223	3,873	1,992
Short-term and low-value lease	2,021	1,554	294
Depreciation and amortization	1,998	2,460	3,680
Subscriptions and quotes	1,469	1,366	1,426
Insurance	1,326	1,302	1,748
Maintenance and repairs	712	546	546
Communications	748	825	854
Transport	673	525	278
Canons and tributes	541	447	369
Travel and mobility	258	230	100
Consumption of materials and supplies	218	242	398
Donations	—	251	607
Software licenses	—	1,420	1,723
Others	3,818	—	—
	69,183	67,728	67,585

See related accounting policies in Note 2.4(x).

26.  Selling expenses

This caption is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Transportation services	12,596	13,778	14,138
Shipping services and expenses	2,719	2,272	2,252
Canons and tributes	2,146	2,496	2,820
Personnel expenses	699	604	595
Laboratory analysis and tests	437	401	379
Other	795	671	643
	19,392	20,222	20,827

See related accounting policies in Note 2.4(x).

Notes to the consolidated financial statements (continued)

27.  Exploration in non-operating areas

This caption is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Services provided by third parties	6,640	6,324	4,742
Personnel expenses	2,982	2,898	2,748
Land	982	1,190	967
Consumption of materials and supplies	698	467	251
Professional fees	386	557	439
Laboratory analysis and tests	376	862	508
Short-term and low-value lease	368	917	612
Transport	244	173	191
Other	776	864	812
	13,452	14,252	11,270

See related accounting policies in Note 2.4(k).

Notes to the consolidated financial statements (continued)

28.  Other, net

(a)	This caption is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Other income
Income from the sale of the investment in Contacto Corredores de Seguro S.A., note 1(d)	41,523	—	—
Sale of supplies and merchandise to third parties	30,611	44,392	33,014
Reversal for impairment of spare parts and supplies, note 8(b)	19,409	22,394	17,266
Income from transfer of ownership of mining rights, note 1(d)	9,843	8,455	—
Changes in the provision for exploration projects, note 15(b)	7,794	—	—
Sale of services to third parties	3,049	2,277	10,473
Income from previous years	4,528	3,218	2,505
Sale of supplies to related parties, note 32(a)	1,104	179	169
Sale of assets to third parties	632	791	685
Additional income from sale of investments	245	1,577	—
Insurance recovery	—	881	357
Changes in provision for mine closure, note 15(b)	—	302	—
Changes in provision for environmental liabilities (c)	—	228	—
Income from dividends in other investments	—	205	3,350
Insurance claim recovery (b)	—	—	2,358
Other	1,083	976	507
	119,821	85,875	70,684
Other expenses
Cost of sales of spare parts, supplies and goods to third parties	(34,601)	(45,520)	(35,831)
Provision for impairment of spare parts and supplies, note 8(b)	(20,478)	(22,533)	(22,394)
Liability related to the tax claim for the years 2009-2010, note 31(d)	(9,598)	—	—
Changes in environmental liabilities provision (c)	(9,019)	—	(15,533)
Administrative fines of environmental and security contingencies (d)	(6,528)	(569)	(977)
Personnel expenses	(4,951)	(379)	(5,645)
Disposal cost of the sale of Contacto Corredores de Seguros S.A investment, note 1(d)	(2,889)	—	—
Cost of sales of services to third parties	(2,888)	(6,591)	(10,440)
Withdrawals and disposals of property, machinery and equipment, note 11(a)	(1,348)	(3,924)	(1,909)
Disposal cost of the sale of Minera Julcani (México) investment, note 1(d)(vi)	(690)	—	—
Expenses from previous years	(700)	(1,296)	(1,520)
Withdrawals and disposals of property, machinery and equipment, note 11(a)	(418)	(13)	(119)
Net loss on transfer of contractual transfer, note 1(e)	—	(2,000)	—
Fines and interest related to contingencies	—	(1,612)	—
Changes in provisions for exploration projects, note 15(b)	—	(13,631)	(2,030)
Allowance for expected credit losses, note 7(h)	—	(253)	(409)
Penalty of account receivable for tax claim, note 31(d)	—	(2,322)	—
Disposal cost of sale of supplies and merchandise to related parties	—	—	(72)
Other	(740)	(317)	(3,065)
	(94,848)	(100,960)	(99,944)
	24,973	(15,085)	(29,260)

See related accounting policies in Note 2.4(x).

Notes to the consolidated financial statements (continued)

(b)	During 2023 and 2022, there were no collections related to indemnity for the insurance claim.

In August 2021, collections correspond to the income of the subsidiary El Brocal related to the indemnity for the insurance claim of US$2,358,000 as a result of the insurance compensation for the damage suffered by the act of vandalism, which occurred in December 2020. On September 3, 2021, the amount was fully collected.

(c)

During 2023 and 2021, the subsidiary El Brocal updated its closure plan for environmental liabilities of Santa Bárbara and Delta Ulpamayo. For the preparation of the Santa Bárbara closure plan, the collaboration of a specialized external company was assigned.

As of December 31, 2023, the total budget of both environmental liabilities amounts to US$13,587,000, which was discounted using a rate in a range of 4.984 to 5.641 percent over a period of 6 years, resulting in an updated liability amounting to US$12,401,000 (US$11,460,000 as of December 31, 2022).

(d)

Corresponds mainly to environmental fines charged to the subsidiary El Brocal by the Environmental Assessment and Audit Organism (OEFA by its acronym in Spanish) related with the inspections performed per expedient of the years 2017, 2019 and 2021.

Notes to the consolidated financial statements (continued)

29.   Finance costs and finance income

(a)	This caption is made up as follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Finance revenues:
Interest on time deposits	7,795	3,521	338
Interests on third party loans	800	449	203
Interest on loans to related parties, note 32(a)	23	94	89
Interest from financial instruments	85	74	114
Interest on tax claims	—	—	75
Other finance revenues	—	565	303
	8,703	4,703	1,122
Reversal of the amortized cost of the syndicated loan, note 16(g)	85	8,855	—
Unrealized change of the fair value related to contingent consideration liability (b)	—	813	4,382
Accrual of other account receivable	269	72	448
Total finance revenues	9,057	14,443	5,952

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Finance costs:
Interest related to the liability resulting from the tax claim of the years 2009-2010	58,454	—	—
Interest related to senior notes	30,250	31,771	13,343
Interest on borrowings and loans	9,044	10,865	17,166
Settlement of hedging financial instruments, note 34(b)	—	818	1,547
Tax on financial transactions	500	189	193
Interest on loans	—	26	43
Commissions for bond letters issued to SUNAT	—	—	12,124
Other financial expenses	—	—	—
	98,248	43,669	44,416
Accretion expense for mine closure and exploration projects, note 15(b)	11,838	5,070	5,598
Accrual of debt issuance costs, note 16(g)	155	2,820	885
Accrual of costs for bond issuance, note 16(g)	2,082	1,963	717
Amortized cost of financial obligations, note 16(g)	—	515	8,837
Update of the accounts receivable from Howden Hodco Perú, notes 1(d) and 7(i)	1,956	—	—
Accretion expense for leases related to right-in-use assets, note 16(g)	266	99	176
Fair value variation of the financial liability of the contingent consideration liability (b)	4,709	—	—
	119,254	54,136	60,629

(b)	Contingent consideration -

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (Gold Fields) 51% of the voting shares of Canteras del Hallazgo S.A.C., which represent the whole interest of Gold Fields in the equity of such entity.

Through the merger with Canteras del Hallazgo S.A.C, the Group is the owner of the Chucapaca project, which is in the Ichuña district, in the General Sanchez Cerro province, in the Moquegua department, Peru. According to previously performed studies, there is evidence of the existence of gold, silver, copper and antimony in the area, specifically in the Canahuire deposit.

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

As of December 31, 2023 and 2022, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2023 and 2022 reflects this assumption and changes in metal prices.

(c)	A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Beginning balance	16,905	17,718	22,100

Variation of the fair value in profit or loss	4,709	(813)	(4,382)
Ending balance	21,614	16,905	17,718

Significant unobservable valuation inputs are provided below:

	2023	2022

Annual average of future sales of mineral (US$000)	224,288	208,912
Useful life of mining properties	14	14
Pre-tax discount rate (%)	12.04	13.2

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Notes to the consolidated financial statements (continued)

30.   Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

				Credit (debit) to	Credit (debit) to
				consolidated	consolidated			Credit (debit) to
		Credit (debit) to	Credit (debit) to	statements of	statements of		Credit (debit) to	consolidated
	As of	consolidated	discontinued	changes in	other	As of	consolidated	statements of other		As of
	January 1,	statement of profit	operations (note	equity (note	comprehensive	December 31,	statement of profit	comprehensive		December 31,
	2022	or loss	1(e))	1(d))	income	2022	or loss	income	Others	2023
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset for income tax
Tax - loss carryforwards	186,881	16,450	—	(13,372)	—	189,959	11	—	—	189,970
Difference in depreciation and amortization rates	52,497	(9,705)	—	—	—	42,792	1,633	—	—	44,425
Provision for closure of mining units, net	30,351	(1,660)	—	—	—	28,691	3,887	—	—	32,578
Provision for impairment of value of inventory	9,008	(254)	—	—	—	8,754	1,831	—	—	10,585
Contingent consideration liability	5,227	(228)	—	—	—	4,999	1,392	—	—	6,391
Provision for bonuses to employees and officers	5,696	(2,724)	—	—	—	2,972	(494)	—	—	2,478
Impairment loss of long-lived assets provision	1,930	—	—	—	—	1,930	—	—	—	1,930
Contractors claims provisions	5,236	(4,100)	—	—	—	1,136	(765)	—	—	371
Provision for sale of investment in associate	50,444	—	(50,444)	—	—	—	—	—	—	—
Other	9,565	2,133	—	—	—	11,698	(1,065)	—	—	10,633
	356,835	(88)	(50,444)	(13,372)	—	292,931	6,430	—	—	299,361
Derivative financial instruments	2,058	—	—	—	(2,058)	—	—	—	—	—
	358,893	(88)	(50,444)	(13,372)	(2,058)	292,931	6,430	—	—	299,361
Deferred assets for mining royalties and special mining tax	—	51	—	—	—	51	(42)	—	—	9

Total deferred asset	358,893	(37)	(50,444)	(13,372)	(2,058)	292,982	6,388	—	—	299,370

Deferred liability for income tax
Effect of translation into U.S. dollars	(88,054)	20,153	9,030	—	—	(58,871)	11,222	—	—	(47,649)
Differences in amortization rates for development costs	(64,278)	(1,682)	—	—	—	(65,960)	(9,148)	—	—	(75,108)
Difference in depreciation and amortization rates	(49,113)	(10,509)	—	—	—	(59,622)	14,355	—	—	(45,267)
Fair value of mining concessions	(14,898)	—	—	—	—	(14,898)	6	—	—	(14,892)
Withdrawal of the sale of Contacto Corredores de Seguros S.A. investment	—	—	—	—	—	—	—	—	(1,220)	(1,220)
Other	(24,662)	7,575	—	—	—	(17,087)	3,328	—	—	(13,759)
	(241,005)	15,537	9,030	—	—	(216,438)	19,763	—	(1,220)	(197,895)

Derivative financial instruments	—	—	—	—	(2,608)	(2,608)	—	2,608	—	—
	(241,005)	15,537	9,030	—	(2,608)	(219,046)	19,763	2,608	(1,220)	(197,895)
Deferred liability for mining royalties and special mining tax	(279)	92	—	—	—	(187)	161	—	—	(26)

Total deferred liability	(241,284)	15,629	9,030	—	(2,608)	(219,233)	19,924	2,608	(1,220)	(197,921)

Deferred income tax asset, net	117,609	15,592	(41,414)	(13,372)	(4,666)	73,749	26,312	2,608	(1,220)	101,449

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2023	2022
	US$(000)	US$(000)

Deferred income tax asset, net	131,863	106,170
Deferred income tax liability, net	(30,414)	(32,421)

	101,449	73,749

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2023, 2022 and 2021:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Income tax expense
Current	(63,782)	(12,091)	(13,128)
Deferred	26,193	15,449	43,951
	(37,589)	3,358	30,823
Mining Royalties and Special Mining Tax
Current	(5,524)	(3,542)	(7,247)
Deferred	119	143	95
	(5,405)	(3,399)	(7,152)

Total income tax	(42,994)	(41)	23,671

Notes to the consolidated financial statements (continued)

(d)	Below is a reconciliation of tax benefit (expense) and the accounting profit (loss) before income tax multiplied by the statutory tax rate for the years 2023, 2022 and 2021:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Profit (loss) before income tax	82,524	124,429	101,129
Profit (loss) from discontinued operations before income tax	(6,848)	564,708	(429,018)

Profit (loss) before income tax	75,676	689,137	(327,889)

Theoretical income tax benefit (expense)	(22,324)	(203,295)	96,727

Permanent items and others:
Share in the results of associates and joint venture	44,906	52,000	70,933
Effect of translation into U.S. dollars	11,222	20,153	(895)
Exchange rate effect of permanent items	(15,821)	(14,051)	(9,001)
Liability related to the tax claim of the years 2009-2010, note 29(d)	(20,075)	—	—
Non-deductible work-in-process write - off	—	(4,839)	—
Income tax from previous years	—	(1,982)	—
Mining royalties and special mining tax	(554)	(837)	(3,253)
Investment in associate available for sale	—	83,192	(83,192)
Non-deductible expenses	12,948	(13,144)	2,048
Non-deductible deferred tax for striping cost	—	—	(1,130)
Income tax income (expense)	10,302	(82,803)	72,237
Income tax of tax claim, note 31(b)	(45,126)	—	—
Mining Royalties and Special Mining Tax	(6,150)	(3,399)	(7,152)
Total income tax	(40,974)	(86,202)	65,085

Income tax from continuing operations	(42,994)	(41)	23,671
Income tax from discontinued operations	2,020	(86,161)	41,414
	(40,974)	(86,202)	65,085

(e)

Related to the investment in associates, the Group has not recognized a deferred income tax asset of US$35.7 million as of December 31, 2023, originated by the difference between the financial and taxable basis of these investments (US$35.7 million as of December 31, 2022). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

(f)

As December 31, 2023, the Group maintains an asset for current income taxes of US$17,059,000 (US$15,150,000 current portion and US$1,909,000 non-current portion) and a liability for current income taxes of US$6,274,000. As December 31, 2022, the Group maintains an asset and liability for income taxes of US$28,046,000 and US$2,366,000; respectively.

31.  Commitments and contingencies

Commitments

(a)	Environmental -

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Notes to the consolidated financial statements (continued)

Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfilment of the investments, subject to the principles of protection, preservation, and recovery of the environment.

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objective of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

The Group considers that the recorded liability is sufficient to comply with the environmental regulations of Peru.

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

The possible environmental, labor, safety, and communities’ contingencies amount to US$2.44 million and US$3.8 million as of December 31, 2023 and 2022, respectively. The possible tax contingencies amount to US$10.3 million and US$28.8 million as of December 31, 2023 and 2022, respectively, see note 31(d).

(d)	Open tax procedures –

Buenaventura –

During 2012 and 2014, the Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) reviewed the Company’s income tax for 2007 and 2008. As a result, SUNAT does not recognize certain tax deductions totaling S/1,056,310,000 (equivalent to US$284,490,000) for the year 2007 and S/1,530,985,000 (equivalent to US$412,331,000) for the year 2008. The main unrecognized deduction is the payment made for the removal of the price component of its commercial contracts for gold sales. In the opinion of management and its legal counsel, the objections are unfounded, so Buenaventura expects to receive a favorable result in the initiated claim process.

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

On November 10, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT corresponding to 2007 and 2008. With this ruling, on November 13, 2020, SUNAT notified the Company of the start of the compulsory collection of such taxes for S/1,567,297,000 (equivalent to US$422,111,000), composed of S/192,049,000 (equivalent to US$51,723,000) of income tax and S/1,375,248,000 (equivalent to US$370,387,000) of interest and penalties.

The Company made payments under protest during the months of November and December 2020 for S/72,065,000 (equivalent to US$19,451,000), which are recorded in the caption “Trade and other receivables”, note 7(c). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

Notes to the consolidated financial statements (continued)

Likewise, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/1,505,948,000 (equivalent to US$405,588,000), for which has been delivered, as a guarantee, letters of guarantee for the total amount plus 5% according to the tax requests for a total of S/1,580,126,000 (equivalent to US$425,566,000). The application was approved by SUNAT on January 5, 2021 and payments were schedule to begin in July 2021 considering a monthly interest rate according to the tax regulations of 0.8% per month until March 31, 2021 and 0.72% per month from April 1 onwards.

On July 30, 2021, the Company paid the full amount of the tax liability related to the 2007 and 2008 tax processes that were subject to deferment and installment. The total amount paid of S/1,583,128,000 (equivalent to US$426,374,000), which includes the updating of interest as of July 30, 2021 for S/78,279,000 (equivalent to US$21,082,000). As a result of this payment, SUNAT’s resolutions of deferment and installment of the tax amount have been rendered null and void and the letters of credit that were delivered as collateral for said liability have been returned to the Issuing Banks. The amount of S/1,579,716,000 (equivalent to US$426,374,000 has been recognized as part of the “Trade and other receivables”, see note 7(c). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

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

On November 7, 2022, the Seventh Chamber declared the Company’s claim unfounded. On December 21, 2022, the Company and its sponsoring lawyers filed an appeal requesting the annulment of the ruling of the Seventh Chamber and ordering the issuance of a new ruling without violating the right to due motivation of judicial decisions and the principles of reasoned appreciation and joint assessment of the evidence.

On July 10, 2023, the appeal was admitted by the Fifth Temporary Constitutional and Social Law Chamber of the Supreme Court, due to six causes of regulatory violation, including impacts on due process. The hearing of the case took place on September 13, 2023 and, according to the information available from the Judicial Branch system (Supreme CEJ by its acronym in Spanish), the appeal has been declared unfounded. As of the date of this report, the Supreme Court ruling has not been notified.

In this regard, although the text of the ruling is not yet available and according to the opinion of our sponsoring lawyers, it is possible to infer that the resolution of the Fifth Chamber of Transitory Constitutional and Social Law would not have considered the violations of due diligence alleged in the appeal filed. This would enable the possibility of initiating an amparo process against said sentence, as authorized by the Constitution, the new Constitutional Procedural Code, and the jurisprudence of the Constitutional Court

The lawsuit referring to fiscal year 2008 is pending resolution in the Twenty-Second Administrative Litigation Court.

Notes to the consolidated financial statements (continued)

During 2015, SUNAT reviewed the Company’s income tax for 2009 and 2010. As a result, they did not recognize Buenaventura declared tax deductions of S/76,023,000 (equivalent to US$20,475,000) and the compensation of tax losses of S/561,758,000 (equivalent to US$151,295,000). The main unrecognized deductions originally claimed by Buenaventura are the non-deductibility of bonuses paid to contractors, a provision of doubtful accounts not accepted as an expense and income unduly deducted. The Company’s Management and its legal advisors consider that the objections made by SUNAT are unfounded, and therefore the claim and appeal processes have been initiated.

In December 2018, the Tax Court resolved the appeal files confirming reparations of S/66,623,000 (equivalent to US$17,943,000) related to the provision for collection of doubtful receivables as an expense and unfounded income unduly deducted and the compensation of tax losses from previous years. The Company’s management, with the support of its legal advisors, has initiated administrative and judicial actions to present its arguments and make its rights prevail.

In December 2019, SUNAT initiated actions of forced collection of interest and fines for the reliquidation that it has made of prepayments from January to December 2009 and January to February 2010. These are based on the 2007 and 2008 annual tax fiscal years, which were recalculated by SUNAT with the objections mentioned in the first and second paragraphs and which are questioned in the judicial process. On December 20, 2019, SUNAT executed the forced collection of S/120,262,000 (equivalent to US$32,459,000). In the opinion of the legal advisors of the Company, favorable results are expected to be obtained in the judicial process that has been initiated, therefore an account receivable have been recognized in the heading “Trade and other receivables”, see note 7(c).

On December 4, 2020, the Tax Court confirmed the reliquidation of the tax debt determined by SUNAT for the year 2010. With this ruling, on December 11, 2020, SUNAT notified the Company of the initiation of the compulsory collection of the taxes for fiscal year 2010 totaling S/340,074,000 (equivalent to US$91,590,000).

The Company made payments under dispute in December 2020 for S/1,800,000 (equivalent to US$486,000) which are recorded in the caption “Trade and other receivables”, see note 7(c). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

Likewise, on January 5, 2021, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/339,928,000 (equivalent to US$91,551,000), for which letters of guarantee for the total amount plus 5% according to the tax requests for a total of S/357,944,000 (equivalent to US$96,403,000). The application was approved by SUNAT on January 14, 2021 and payments began to be made in July 2021.

On July 30, 2021, the Company paid the full amount of the tax liability referring to fiscal year 2010, which was subject to deferral and installment. The total amount paid of S/356,691,000 (equivalent to US$96,273,000) which includes the updating of interest as of July 30, 2021 for S/16,762,000 (equivalent to US$4,514,000) recorded in the caption “Trade and other receivables”, see note 7(c). As a result of this payment, SUNAT’s resolutions of deferment and installment of the tax debt have been rendered null and void and the letters of credit that were delivered as collateral for said disputed tax assessment have been returned to the issuing banks.

On December 14, 2020, the Tax Court confirmed the reliquidation of the tax liability determined by SUNAT for fiscal year 2009. With this ruling, on December 17, 2020, SUNAT notified the Company of the initiation of the compulsory collection of the disputed amounts for fiscal year 2009 for S/202,614,000 (equivalent to US$54,569,000).

During January 2021, the Company made payments under protest in January 2021 for S/19,171,000 (equivalent to US$5,174,000) which are recorded in the caption “Trade and other receivables”, note 7(c).Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated with regards to this matter.

Notes to the consolidated financial statements (continued)

On January 14, 2021, the Company requested to SUNAT for an installment payment program that deferred payment for six months and thereafter satisfies the amount via 66 equal monthly payments, amounting to S/184,922,000 (equivalent to US$49,804,000) for which has been delivered, as collateral, letters of credit for the total amount plus 5% according to the tax requests for a total of S/194,398,000 (equivalent to US$52,356,000). The application has been approved by SUNAT on January 27, 2021 and payments began to be made from July 2021.

On July 30, 2021, the Company paid the full amount of the disputed tax debt referring to fiscal year 2009, which was subject to deferral and installment. The total amount paid of S/193,398,000 (equivalent to US$52,199,000) which includes the updating of interest as of July 30, 2021 for S/8,477,000 (equivalent to US$2,283,000) recorded in the caption “Trade and other receivables”, see note 7(c). As a result of this payment, SUNAT’s resolutions of deferment and installment of the tax assessment have been rendered null and void and the letters of credit that were delivered as collateral for said amount have been returned to the Issuing Banks.

On March 5, 2019, the Company and its sponsoring lawyers have filed contentious-administrative lawsuits before the Judiciary regarding the Tax Court decisions on taxable years 2009 and 2010.

On February 28, 2022, the Twenty-Second Contentious Administrative Court declared the Company’s claim for the 2009 financial year unfounded. On March 8, 2022, the appeal was filed requesting that the first instance ruling be declared null and void. On June 8, 2022, the Superior Court declared the Company’s claim unfounded. On June 27, 2022, the Company and its sponsoring lawyers presented the appeal, which has been classified as admissible.

On November 8, 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the Cassation Ruling declaring the lawsuit filed by the Company unfounded.

On December 22, 2023, the Company and its sponsoring lawyers have filed an amparo request before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the annulment of the cassation ruling in response to the violations to the right constitutional protection of the Company.

In the opinion of the sponsoring lawyers of the 2007-2008 judicial processes, it is not possible to recognize tax losses from the years 2009 and 2010 through their call-in of the 2007 process but through the file’s compliance stage of the years 2009 and 2010. In their opinion, the possibilities of obtaining the refund of the payments recorded as account receivable for the years 2009 and 2010 at the execution stage of the favorable ruling of income tax 2007 could be less than 50% in regard of the tax loses compensation.

Based on this opinion and the jurisprudence of the Supreme Court that would restrict the carrying-forward and recognition of tax losses in the files of 2009 and 2010, the Company has recorded, in December 2023, a provision to profit or loss of S/420,231,000 (equivalent to US$113,178,000), note 7(c.1), regarding the portion of the tax debt paid and recorded in accounts receivable in response to the derecognition of the carry-forwarded tax losses in the years 2009 and 2010 of the losses from the years 2007 and 2008, which was recognized in the notes of financial expenses, others, net and a higher income tax expense of US$58,454,000, US$9,598,000 and US$45,126,000, respectively. See notes: 27(a), 28(a) and 30(d), respectively.

In March 2024, the Supreme court notified the cassation ruling that declared unfounded the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007. In the opinion of the sponsored lawyers, there are solid grounds to file an amparo claim, that will be ultimately resolved by the Constitutional Court, requesting the annulment of the aforementioned cassation as a result of the violation of constitutional rights and guarantees. The Company filed said constitutional action on April 19, 2024.

Notes to the consolidated financial statements (continued)

On November 1, 2020, the Company was notified that the lawsuit corresponding to fiscal year 2010 filed before the Nineteenth Administrative Litigation Court with a Subspecialty in Tax and Customs Issues has been declared founded in relation to the unsupported income unduly deducted from taxable income. On November 9, 2020, the Company and its sponsoring lawyers filed a partial appeal against said judgment, which has been submitted to the Superior Court. On January 7, 2021, the Company was notified with the second instance judgment, issued by the Sixth Superior Chamber declaring the first instance judgment null ordering the Court to issue a new judgment. On January 21, 2021, the Company with the support of its legal advisors have presented the Appeal for Cassation that must be raised to the Supreme Court. The Sixth Chamber has reserved the processing of the cassation appeal and has referred the file to the Nineteenth Court to issue a new ruling on the grounds that a part of the second instance judgment declared the first instance judgment null.

On January 24, 2024, The Supreme Court has resolved both the lawsuit and the appeal filed by the Company regarding the compliance resolution of the period 2010, pointing out that the Tax Court has incurred in dual criterial in regard of the calculation of the prescription period of the Tax Administration collection action.

On the other hand, on March 4, 2019, the Tax Administration filed a contentious-administrative lawsuit against the end of the Tax Court Resolutions for the years 2009 and 2010 that raised the objections for bonuses paid to contractors.

In respect to the period 2010, the claim was declared founded in first instance and this ruling was subsequently confirmed in the second instance. In supported compliance with the second instance judgment, on October 5, 2021, the Tax Court modified the ruling contained in its initial Resolution and ruled against the Company’s position for the bonuses paid to contractors in fiscal year 2010 for S/4,526,000 (equivalent to US$1,219,000). On January 19, 2022, the Company filed a contentious-administrative lawsuit against the new Resolution of the Tax Court, which is pending resolution. Likewise, the Company and its sponsoring lawyers filed an opposition brief that was declared admissible. On September 29, 2022, the Tax Court correctly complied with the judicial mandate, annulling the objection for bonuses in the defendant end, the same one that has been objected by the Tax Administration. As of the date of issuance of this report, the file is pending resolution in the Twentieth Administrative Court.

The judicial process associated with the 2009 financial year related to contractor bonuses for S/4,695,000 (equivalent to US$1,265,000) is pending in the first instance.

During the year 2018, SUNAT audited the income tax declaration for 2014. As a result of this audit, SUNAT does not recognize certain of the Company’s deductions declared totaling S/94,898,000 (equivalent to US$25,558,000). The main disagreements are related to the non-deductibility of bonus paid to contractors, which also affects the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT. In Management’s and its legal advisor’s opinion these observations do not have supporting evidence; consequently, they expect a favorable outcome of the started claim process.

On November 12, 2020, the Tax Court (last administrative instance) resolved the appeal, declaring founded, in part, the payment of bonuses to contractors and confirming the non-recognition of compensation for tax losses.

The Company’s Management, with the support of its legal advisors, has initiated administrative actions questioning the re-assessment of the tax debt and the derecognition of favorable balances. On January 25, 2024, the Tax Court resolved the appeal, recognizing the compensation of losses from previous years and the use of tax credits. The Tax Administration must issue the compliance resolution as provided by the Tax Court.

As of December 31, 2023, the total possible contingencies related to these audits amount to S/38,381,000 (equivalent to US$10,337,000) and S/41,358,000 (equivalent US$11,139,000) as of December 31, 2022.

On February 15, 2021, the Company and its sponsoring lawyers filed a contentious-administrative lawsuit before the Judicial Branch regarding the ruling of the Tax Court of September 12, 2020.

Notes to the consolidated financial statements (continued)

On March 23, 2023, the Nineteenth Administrative Litigation Court declared the Company’s claim founded in part. On April 3, 2023, SUNAT and the Ministry of Economy and Finance appealed the first instance ruling. On April 5, the Company filed an appeal for the part of the lawsuit that was declared unfounded. On June 27, 2023, the Superior Court issued a ruling declaring the first instance ruling null and ordering the Court to issue a new ruling.

During the year 2019, SUNAT reviewed the income tax of the year 2013. As a result, SUNAT did not recognize certain of Buenaventura’s declared tax deductions. The main assertions made by the SUNAT include the non-deductibility of bonuses paid to contractors, the compensation of tax losses that can be withheld and the use of balances in favor that are not recognized by SUNAT.

On March 15, 2021, the Tax Court (last administrative instance) has resolved the appeal, declaring, in part, the payment of bonuses to contractors and confirming the lack of compensation for tax losses and use of balance of tax credit for a total of S/139,235,000 (equivalent to US$37,499,000).

The Company’s Management with the support of its legal advisors have initiated administrative actions questioning the re-assessment of the tax debt and the recognition of balances in favor of the previous year. On December 16, 2022, the Tax Court partially agreed with the Company. The SUNAT, in compliance stage, on March 24, 2023, has recognized the tax credit and kept the questioning related to the carry forwarded tax loses, in response the Company presented an appeal that has been resolved by the Tax Court on September 17, 2023, with a favorable outcome. To the date of this report, the Company is waiting for the new re-assessment of the tax debt from SUNAT in compliance with the ruling of the Tax Court.

As of December 31, 2023, there are no total possible contingencies related to this audit. As December 31, 2022, the possible contingencies amounted to S/57,909,000 (equivalent to US$15,160,000).

On June 11, 2021, the Company and its sponsoring lawyers have filed a contentious-administrative lawsuit before the Judicial Branch regarding the ruling of the Tax Court.

On May 9, 2022, the Twentieth Administrative Court declared the Company’s claim unfounded. On May 16, 2022, with the support of the sponsoring lawyers, the Company has filed the appeal. On October 4, 2022, the Seventh Superior Chamber notified the sentence confirming the first instance ruling.

On October 18, 2022, the Company and its sponsoring lawyers filed an appeal. On January 12, 2024, the ruling issued by the Fifth Transitory Chamber of Constitutional and Social Law of the Supreme Court has been notified, declaring unfounded the Company’s claim. The sponsoring lawyers together with our external advisors are evaluating the judicial and administrative actions to follow.

During the year 2022, the Tax Administration audited the income tax return for the year 2017. As a result of said audit, SUNAT does not recognize certain deductions by the Company totaling S/39,720,000 (equivalent to US$10,698,000) mainly for the non-recognition of investment in development costs and the non-recognition of the compensation of carry-over tax losses from previous years for S/127,929,000 (equivalent to US$34,454,000). In the opinion of Management and its legal advisors, these objections are not supported, so a favorable result is probable in the claim process that has been initiated.

Likewise, during the years 2021 and 2022, the Tax Administration has reviewed the declaration of transfer prices and the operations between related parties carried out in the tax year 2017. As a result of said examination, SUNAT does not recognize the Company declared deductions for services performed by related parties totaling S/3,341,000 (equivalent to US$900,000).

Notes to the consolidated financial statements (continued)

As a consequence of the aforementioned examination processes, the Tax Administration has charged a tax debt of S/17,493,000 (equivalent to US$4,711,000). Between December 23 and 28, 2022, the Company has paid the tax debt in order to avail itself of the benefit of the fine reduction, disbursing S/9,266,000 (equivalent to US$2,496,000). The amount referred to the unaccepted repairs of S/9,224,000 (equivalent to US$2,490,000) has been recorded under the heading “Trade and other receivables”, see note 7(c) in the Company’s financial statements.

On August 31, 2023, SUNAT has notified that the claim has been declared unfounded, in part. The Company and the lawyers responsible for the process consider that SUNAT’s observations are unfounded and have filed an appeal to the Tax Court.

Between November 2022 and July 2023, the Tax Administration has audited the income tax declaration for the year 2018. As a result of said audit, SUNAT does not recognize the Company’s deductions declared for S/73,600,000 (equivalent to US$19,822,000) mainly due to the non-recognition of the investment in development costs and the non-recognition of the compensation of carry forward tax losses from previous years for S/170,900,000 (equivalent to US$46,027,000). In the opinion of Management and its legal advisors, these objections are unfounded, so a favorable outcome would be obtained from claim process that have been initiated.

As a result of the said review, the Tax Administration has imputed a tax debt of S/20,500,000 (equivalent to US$5,521,000). On August 11, 2023, the Company has paid the tax debt to obtain the fine reduction benefit by disbursing S/12,249,000 (equivalent to US$3,306,000), and based on the opinion of its legal advisors, the amount has been recorded in the caption “Trade and other receivables”, see note 7(c) in the Company’s financial statements.

During the year 2019, SUNAT reviewed the income tax of the year 2014. As a result, SUNAT did not recognize Buenaventura’s declared tax deductions related to the deductibility of bonuses paid to contractors for S/2,067,000 (equivalent to US$557,000). Based on the opinion of the Company’s legal advisers, management expects to obtain a favorable result in the judicial process initiated.

On November 17, 2020, SUNAT has resolved the claim appeal, confirming the objections made in the inspection process. The Company has paid the tax amount of S/4,744,000 (equivalent to US$1,280,000) to reduce the amount of the fines that would otherwise be payable and has recorded in the caption “Trade and other receivables”, see note 7(c), based on the opinion of its legal advisors who are of the opinion that there are sound arguments to obtain a favorable result in the appeal process that has been initiated before the Tax Court.

On July 23, 2021, the Tax Court (last administrative instance) has resolved the appeal declaring founded, in part, the claim for the repair of the tax credit for the bonuses paid to contractors and its impact on the carryover of the balance in favor of the exporter. The Company’s Management, with the support of its legal advisors, has considered requesting part of the tax credit declared founded once the legal claim filed by SUNAT is resolved. On May 26, 2023, the Court declared SUNAT’s claim unfounded, which was appealed on June 2, 2023. On August 21, 2023, the Sixth Superior Court decided to declare the first instance ruling null and has ordered the Court to conduct a new procedure and sentence.

In opinion of the Company’s Management and its legal advisors the results of the aforementioned procedures in the various instances will be favorable for the Company, hence they consider that it is not necessary to recognize any provision for these contingencies.

Subsidiaries –

Sociedad Minera El Brocal S.A.A. –

On May 30, 2014, SUNAT issued tax and fines assessments related to the 2011 income tax of El Brocal. They do not recognize the deduction of the loss in derivative financial instruments, the expense in mining royalties and the expenses of feeding of third parties within the terms of law. El Brocal filed an appeal that is pending resolution to date. It should be noted that on June 18, 2014, El Brocal decided to pay under protest the income tax assessment S/8,333,000 (equivalent to US$2,249,000) so it can have access to reduced fine.

Notes to the consolidated financial statements (continued)

On January 8, 2015, SUNAT notified El Brocal of a tax assessment for the 2012 income tax year related to deductions claimed by the subsidiary and rejected by SUNAT. As a result of the rejection of these deductions, SUNAT notified a tax assessment for income tax payments from January to December 2012, which amounts to S/4,030,000 (equivalent to US$1,085,000). El Brocal has filed an appeal to the Tax Court.

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

As a result of the aforementioned resolution, the Tax Administration has notified the compliance resolutions re-assessing the income tax and the effects on payments on account for the years 2011, 2012 and 2013. El Brocal has filed an appeal before the Tax Court.

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

As a result of these events in the year 2022, El Brocal recognized in that year the write-off of the account receivable related to the process of 2011 for the amount of S/8,333,000 (equivalent to US$2,188,000), note 7(a). It includes an amount S/4,044,000 (equivalent to US$1,062,000) correspond to income tax and are presented under the heading “Current income tax”. Meanwhile, the amount of S/4,289,000 (equivalent to US$1,126,000) corresponds to the fine plus default interest and are presented under the heading “Other, net”.

In addition, provision for contingencies for the period 2022 were recorded in profit or loss related to the income tax prepayments effects of the fiscal years 2012 and 2013 for S/4,922,000 (equivalent to US$1,289,000). Said amount corresponds to fines plus default interest and is presented in the caption “Other, net”. On March 2, 2023, the debt imputed by SUNAT, for the aforementioned topics, was paid for S/4,924,000 (equivalent to U$1,359,000).

During 2019, SUNAT reviewed the tax return for El Brocal’s fiscal year 2015. As a result of this review, SUNAT communicated on December 31, 2019 its determination and resolutions where it questioned the depreciation rate of two tailings and the deduction of the development costs of the Smelter Project for a total S/13,930,000 (equivalent to US$3,752,000) determining a debt of S /3,412,000 (equivalent to US$919,000). Management of El Brocal and its legal advisors considered that the findings rendered by the SUNAT are not supported by the technical merits of the positions taken by the SUNAT and have started the claim process.

On January 27, 2020, El Brocal made a payment of the resolution in order to benefit from the fine reduction. The amount disbursed is S/1,456,000 (equivalent to US$393,000).

Notes to the consolidated financial statements (continued)

On December 18, 2020, SUNAT rejected El Brocal’s claim, leaving without effect the observation referring to the deduction of the development costs of the Tajo Smelter Project and has confirmed the deduction for the depreciation of the tailings dams for S/6,108,000 (equivalent to US$1,621,000). As a result, SUNAT has returned part of the fine of S/459,000 (equivalent to US$124,000) for which, as of December 31, 2021, a receivable is recognized of S/997,000 (equivalent to US$269,000), note 7(a). Management of El Brocal and its legal advisors consider that the remaining objection has no basis, and therefore on January 12, 2021 they have started the appeal process before the Tax Court. On January 3, 2024, the Tax Court has confirmed the objection regarding the depreciation of the tailing’s dams. According to the opinion of the sponsoring lawyers, there are elements to obtain a favorable ruling in court, hence El Brocal will file the lawsuit within the legal period.

During 2020, SUNAT reviewed the income tax return for the year 2014. As a result of this review, SUNAT notified El Brocal on December 30, 2020 of its determination Resolutions and the Fine where it questions the depreciation rate of two tailings dams, the deduction of the development costs of the Tajo Smelter Project and certain operating expenses for a total of S/16,582,000 (equivalent to US$4,466,000) determining an amount to be paid of S/10,902,000 (equivalent to US$2,936,000). El Brocal’s management and its legal advisors consider that the findings have no technical merit and have initiated the claim process.

On January 7, 2021, El Brocal paid the tax assessment under protest in order to benefit from a reduction of the fine. The amount disbursed of S/7,871,000 (equivalent to US$2,120,000) and was recorded as an account receivable in the financial statements.

On May 21, 2021, SUNAT rejected El Brocal’s claim, leaving without effect the observation referring to the deduction of the development costs of the Tajo Smelter Project and has confirmed the deduction for the depreciation of the tailings for S/6,018,000 (equivalent to US$1,621,000) and operating expenses for S/5,384,000 (equivalent to US$1,450,000). As a consequence of said ruling, SUNAT has returned part of the fine for S/3,003,000 (equivalent to US$809,000), therefore, as of December 31, 2023, an account receivable has been recorded, net of S/4,868,000 (equivalent to US$ 1,314,000), note 7(a). Management of El Brocal and its legal advisors consider that the SUNAT’s remaining findings are ungrounded, and the appeal process has begun before the Tax Court on June 11, 2021.

On September 25, 2023, the Tax Court resolved the appeal process, confirming the compensation for the depreciation of the tailings dams for S/6,018,000 (equivalent to US$1,621,000) and has partially confirmed the compensation of operating expenses for S/4,125,000 (equivalent to US$1,111,000). In the opinion of the sponsoring lawyers, there are elements to obtain a favorable ruling in judicial instances in regard of the observation of the depreciation of tailings dams and in the operating expenses if supported with additional documentation.

On December 22, 2023, El Brocal filed a lawsuit requesting the partial nullification of the ruling of the Tax Court questioning of tailings depreciation and operating expenses observed at this stage for S/2,617,000 (equivalent to US$705,000).

As a result of these events and based on the opinion of the sponsoring lawyers, El Brocal has recorded a provision for contingencies charged to profit or loss of year 2023 of S/1,136,000 (equivalent to US$306,000) for the section of the questioned operating expenses.

During the years 2021 and 2022, the Tax Administration reviewed the income tax return for the year 2016. As a consequence of said review, SUNAT has notified on August 31, 2022 the Determination and Fine Resolutions where it questions the depreciation rate of two tailing dams and the deduction of the development costs of the Tajo Smelter Project for a total of S/20,380,000 (equivalent to US$5,489,000) determining a decrease in the tax loss of El Brocal. The Management of El Brocal and its legal advisors consider that the objections are unfounded, which is why they have started the claim process.

On May 23, 2023, SUNAT resolved the appeal, confirming the aforementioned observations. The Management of El Brocal and its legal advisors consider that the observations are unfounded, which is why an appeal has been presented to the Tax Court on June 13, 2023.

Notes to the consolidated financial statements (continued)

During the years 2022 and 2023, the Tax Administration has reviewed the income tax declaration for the year 2017. As a result of said review, SUNAT has notified, on September 29, 2023, the Determination and Fine Resolutions where it questions the depreciation rate of two tailings dams, the deduction of the development costs of the Tajo Smelter Project and operating expenses in the mining unit for a total of S/33,209,000 (equivalent to US$8,944,000). Moreover, it questions the loss from the settlement of financial instruments for S/35,578,000 (equivalent to US$9,582,000) since, in the SUNAT’S opinion, these instrument’s specific risks would not have been accredited, and they would not have been performed in recognized markets because the agreed prices do not exactly match with the prices published by the London Metal Exchange.

As a consequence, a tax debt of S/27,646,000 (equivalent to US$7,446,000) has been charged, which was paid on October 4, 2023 to obtain the fine reduction benefit. The disbursed amount of S/22,521,000 (equivalent to US$6,079,000) was recorded as an account receivable in the financial statements of El Brocal, note 7 (a).

The Management of El Brocal and its legal advisors consider that the observations are unfounded, which is why they are preparing an appeal.

Minera La Zanja S.R.L. -

During the years 2016, 2017 and 2018, SUNAT audited the income tax return for the years 2013 and 2015; as a result, SUNAT does not recognize deductions for payments of profit sharing of workers, payments for police protection, balance of profit sharing and the exchange difference associated with the provision for mine closures. On November 20, 2020, the Tax Court confirmed SUNAT’s position associated with the profit sharing and the exchange difference for the provision for mine closure. As a result, on March 18, 2021, SUNAT has revised the imputed amount to be paid for the years 2013 and 2015 that La Zanja has proceeded to pay.

The possible contingencies for the two deductions not recognized by SUNAT and the Tax Court amount to S/3,060,000 (equivalent to US$826,000). As mentioned in the previous paragraph, La Zanja has had to pay the corresponding debt under protest and it is recorded under the “Trade and other receivables” caption, see note 7(c).

In the opinion of management of La Zanja and its legal advisors, the interpretation of the Tax Court on profit sharing and the exchange difference of the mine closure provision is unsupported, and on March 9, 2021, La Zanja initiated a contentious-administrative lawsuit that is pending resolution in the Twenty-First Court of Administrative Litigation with Tax Subspecialty of Lima.

During the year 2021, as a result of the review of the Affidavit of the year 2017, La Zanja has recognized tax contingencies related to the balance in favor of the income tax of the taxable year 2017 for the amount of S/1,124,000 (equivalent to US$303,000), since in the opinion of Management and its tax advisors this contingency is probable.

In the course of 2022, as a result of the review of the 2016 Affidavit, the Tax Administration has reliquidated and determined a lower tax paid in 2016 for S/4,288,000 (equivalent to US$1,155,000), as a result of the decrease in the balance in favor of fiscal year 2015 due to the repair of the exchange difference from the closure of mines in said fiscal year and which, updated with fines and interest, imputed a debt of S/11,215,000 (equivalent to US$3,020,000). The Management of La Zanja and its legal advisors consider that the objection has no basis, and therefore they have started the claim process.

On October 25, 2022, La Zanja has paid the imputed tax debt in order to benefit from the fine reduction. The disbursed amount of S/8,959,000 (equivalent to US$2,418,000) was recorded as a long-term account receivable in the financial statements, see note 7 (c).

Notes to the consolidated financial statements (continued)

During the year 2022, the Tax Administration has reviewed the income tax declaration for the year 2018. As a consequence of said review, on December 28, 2022, SUNAT has notified La Zanja via Determination Resolutions where it questions payments to two mining contractors totaling S/7,777,000 (equivalent to US$2,091,000), an operating expense of S/4,738,000 (equivalent to US$1,276,000) and the no recognition of the balance in favor of fiscal year 2017 of S/624,000 (equivalent to US$168,000), reducing the tax loss of financial year 2018 and the corresponding balance in favor. The Management of La Zanja and its legal advisors consider that the objections are unsupported, which is why the claim process began.

On September 21, 2023, SUNAT declared the appeal unfounded. The Management of La Zanja and its legal advisors have presented an appeal to the Tax Court.

As a result of said review, La Zanja has recognized tax contingencies for the taxable year 2017 in the amount of S/1,598,000 (equivalent to US$430,000), given that in the opinion of La Zanja and of your tax advisors this contingency is probable.

During the year 2023, the Tax Administration has carried out a partial audit of the 2019 taxable year and as a result has imputed a debt of S/6,507,000 (equivalent to US$1,752,000) for the alleged surplus refund of the income tax credit of that period. The Management of La Zanja and its legal advisors consider that this observation, in part, is not appropriate, which is why they have initiated the claim process.

On December 19, 2023, La Zanja has paid the imputed debt, taking advantage of the gradual nature of the fine for S/4,533,000 (equivalent to US$1,221,000)

Likewise, during the year 2023, the Tax Administration has reviewed the income tax of the year 2021. As a consequence of said review, on December 28, 2023, it has closed the process questioning the depreciation rate of the leaching platforms. for an amount of S/14,876,000 (equivalent to US$4,006,000) and the carry forward tax losses from previous years for S/9,413,000 (equivalent to US$2,535,000), reducing the tax loss. The Management of La Zanja and its legal advisors consider that the objections are unfounded, which is why the claim process has been initiated.

On December 19, 2023, La Zanja has paid the imputed debt, taking the gradual payment benefit of the fine for S/4,533,000 (equivalent to US$1,221,000) of which S/2,700,000 (equivalent to U$729,000) has been recorded in profit or loss as it corresponds to the balance for fiscal year 2017 not refuted by La Zanja, and S/1,830,000 (equivalent to US$494,000) are recorded in Trade and other receivables long term, see note 7 (c) which corresponds to the credits of the fiscal year 2019 that are impugned with pending resolve from the Tax Court; in the lawyer’s opinion a favorable result should be obtained.

Empresa de Generación Huanza S.A. -

During 2015, SUNAT audited the 2014 income tax return of the Company’s subsidiary Huanza. As a result, a portion of the depreciation of its fixed assets was not recognized for S/27,532,000 (equivalent to US$7,415,000). The possible contingency amounts to S/7,993,000 (equivalent to US$1,112,000) as of December 31, 2022 (S/7,532,000 equivalent to US$1,232,000as of December 31, 2021). In the opinion of Huanza’s management and of its legal advisors, this interpretation has no basis and therefore Huanza expects to obtain a favorable result in the appeal process that has begun.

On April 8, 2023, the Tax Court issued Resolution No. 01851-10-2022 partially lifting the questioning of SUNAT made in the inspection stage.

In December 2022, SUNAT has settled the tax debt and required the respective payment. On December 30, 2022, the Company has made the payment of the imputed tax debt updated with interest to that date for a total amount of S/6,090,000 (equivalent to US$1,644,000) without this meaning that it accepts the decision of the Court Fiscal. In the opinion of the sponsoring lawyers, the Company should obtain a favorable result in the judicial process that it is going to file before the Judiciary within the Law term, for which the disbursement made has been recorded in the non-current portion of the item “Trade and other receivables” in the Company’s financial statements, note 7(c).

Notes to the consolidated financial statements (continued)

On March 23, 2023, Huanza Management and its sponsoring lawyers filed a lawsuit against the ruling of the Tax Court, and it has been assigned to the twenty-first Administrative Litigation Court.

On April 27, 2023, SUNAT completed the review process of the income tax report for the 2020 financial period. As a consequence of said review, SUNAT reduced the accumulated tax loss of that financial year of S/342,941,000 (equivalent to US$92,362,000) to S/309,032,000 (equivalent to US$83,230,000) due to the effect of the observation regarding the depreciation of fixed assets of the fiscal year 2014 to be resolved in court.

Huanza Management and its legal advisors consider that the questioning is unfounded, so on December 13, 2023, they began the claim process.

Procesadora Industrial Río Seco S.A. -

The Customs Division of the SUNAT has determined an alleged omission in the payment of the General Sales Tax of S/1,815,000 (equivalent to US$489,000) in an import made in 2012 of certain equipment for the construction of Río Seco’s industrial plant. SUNAT supported its position that Río Seco should have included the amount of the consideration paid by Río Seco for the engineering services provided by its suppliers abroad in the customs value. In the opinion of management and its legal advisors, this observation is not substantiated, and a favorable ruling is expected to be obtained in the complaint and appeal process.

On March 13, 2019, the Tax Court issued Resolution No. 0844-A-2019 that confirmed the observation of the Tax Administration.

On May 17, 2019, SUNAT initiated coercive collection actions for the tax amount assessed. Río Seco initiated several administrative and judicial actions to suspend the payment, without favorable results. During July to September 2019, Tax Administration executed the forced collection of the tax to be paid amounting to S/11,153,000 (equivalent to US$3,232,000). In the opinion of the legal advisors of Río Seco, a favorable result should be obtained in the judicial process that has been initiated, and therefore the amount paid has been recorded in the heading “Trade and other receivables”, see note 7(c).

On June 13, 2019, Río Seco has filed an administrative contentious lawsuit against the Tax Court’s resolution with the intention of obtaining an overturn from the Judiciary that declares its nullity, disclaiming the objection of the Tax Administration, this lawsuit is pending of resolution by the Twenty-second Administrative Litigation Court.

During the year 2022, the Tax Administration has reviewed the income tax return for the year 2020. As a consequence of said review, SUNAT notified Rio Seco on November 30, 2022 via a Determination and Fine Resolutions that it is questioning certain deductions totaling S/16,618,000 (equivalent to US$4,476,000) mainly due to disallowing the recognition of a depreciation deduction for a part of its fixed assets totaling S/15,917,000 (equivalent to US$4,287,000) and determining a debt of S/2,882,000 (equivalent to US$776,000). The Management of Río Seco and its legal advisors consider that the objections are unfounded, and therefore the claim process has begun.

On December 28, 2022, Río Seco paid the tax debt under protest in order to benefit from the fine reduction. The disbursed amount of S/2,298,000 (equivalent to US$620,000) has been recorded under the caption “Trade accounts receivable and other accounts receivable”, see note 7(c).

On August 28, 2023, SUNAT notified that the appeal has been declared unfounded. On January 18, 2024, Río Seco Management, with the support of its legal advisors, presented the appeal to the Tax Court.

Notes to the consolidated financial statements (continued)

Chaupiloma -

SUNAT has issued determination resolutions for fiscal years 2001, 2005, 2008, 2009, 2010, 2011 and 2013 challenging the recognition of the amortization of the investment in the mining concessions that was carried out according to the provisions of the Income Tax Law and that, according to SUNAT, said amortization should have been carried out according to the provisions of the General Mining Law applicable to the owners of mining activities. Deductions not recognized by SUNAT are S/10,500,000 (equivalent to US$2,828,000). In successive rulings, the Tax Court has confirmed that the amortization and deduction made by the Company has been carried out in accordance with the applicable law and has rendered the determination resolutions null. SUNAT has appealed to the Judiciary and has filed contentious-administrative lawsuits for the fiscal years 2008-2009, 2011 and 2013 to which Chaupiloma is responding. In the opinion of management and Chaupiloma’s legal advisors, it is expected that a favorable result will be obtained in the different judicial processes that are in process.

On June 11, 2021, the Tax Court resolved the audit file for fiscal years 2001-2005, ruling that the amortization taken for the year 2001 was not deductible because the concessions were not being exploited in said period. The Company has paid, under protest, the tax amount for 2001 of S/1,270,000 (equivalent to US$339,000), which has been recorded in the caption “Trade and other receivables”, see note 7(c) since in the opinion of Chaupiloma’s management and its legal advisors expect a favorable result to be obtained through the legal proceedings that have been initiated.

On November 8, 2022, the Company obtained an unfavorable ruling in the last instance (Supreme Court) regarding the 2011 Income Tax. On June 8, 2023, the Tax Administration settled the tax debt, in compliance with the mandate of the Supreme Court, for S/383,000 (equivalent to US$103,000) that the Company has complied with fully paid.

On July 24, 2023, Chaupiloma had an unfavorable ruling in the last instance (Supreme Court) regarding the 2013 Income Tax. On December 11, 2023, the Tax Administration has settled the tax debt, in compliance with the mandate of the Supreme Court, for S/396,000 (equivalent to US$103,000) that the Company complied with fully paid.

Consequently, the tax processes for the years 2011 and 2013 have concluded.

On the other hand, the Twenty-First Court has declared SUNAT’s claim that questioned the favorable ruling of the Tax Court for the controversy of the 2008 and 2009 fiscal years to be unfounded and the SUNAT appeal has been declared inadmissible on May 8, 2023, resulting in the conclusion of the process for the taxable years 2009 and 2010 with favorable result for Chaupiloma.

Associates -

Cerro Verde -

Mining Royalties

On June 23, 2004, Law N ° 28528 - Law of Mining Royalty was approved under which the owners of mining concessions had to be paid as financial compensation for the exploitation of metallic and non-metallic mineral resources. A mining royalty was determined applying rates that ranged between 1% and 3% on the value of the concentrate or its equivalent, according to the price quotation of the international market published by the Ministry of Energy and Mines. Based on the terms of an agreement signed in 1998 with the government of Peru, Cerro Verde determined that the payment of mining royalties was not applicable, because the new law was signed after the signing of the contract with the Peruvian Government. However, under the terms of its new guaranteed contract, which became effective on January 1, 2014, Cerro Verde began to pay mining royalties and special mining tax for all its production based on Law No. 29788, which is calculated based on the operating profit with rates that fluctuate between 1% and 12%. The amount to be paid for the mining royalty will be the highest amount that results from calculating the result of applying the applicable tax rate on the quarterly operating profit (the rate is established based on the operating margin for the quarter) or 1% of revenues generated by sales made in the calendar quarter.

Notes to the consolidated financial statements (continued)

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

On February 2020, Cerro Verde began arbitration proceedings with the International Centre for Settlement of Investment Disputes (CIADI) and on October 19, 2021, Cerro Verde formally filed its arbitration claim. During the year 2022, the first hearings were held both for the responses of the Peruvian government and the replies by Cerro Verde. For the year 2023, the hearings will continue, and a pronouncement of the court is expected to be rendered in 2024.

Other assessments received from SUNAT -

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty), including penalties and interest. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

		Penalty and
Year	Taxes	interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	8,162	38,870	47,032
2006	10,844	51,963	62,807
2007	11,579	22,102	33,681
2008	16,906	16,923	33,829
2009	56,039	51,680	107,719
2010	53,566	126,406	179,972
2011	40,940	70,065	111,005
2012	869	7,326	8,195
2013	48,622	71,620	120,242
2014	5,344	706	6,050
2015	3,001	23,816	26,817
2016	61,875	3,360	65,235
2017	5,043	3,078	8,121
2018	4,666	4,250	8,916
2019-2022	499	172	671
	327,955	492,337	820,292

As of December 31, 2023, Cerro Verde has paid US$819.2 million about these disputed tax assessments. A reserve has been applied against these payments for a total of US$545.2 million resulting in a net account receivable of US$274.0 million (US$333.3 million as of December 31, 2022) which Cerro Verde expects will be recovered.

(e)	Letters of credit –

Letters of credit with regional governments and others -

In addition to the letters of credit related to the plans for the closure of mines and projects, mentioned in the note 15(b), the Group maintains letters of credit with regional governments and others for US$6,345,000 as of December 31, 2023 (US$1,420,000 as of December 31, 2022).

Notes to the consolidated financial statements (continued)

32.   Transactions with related companies and joint venture

(a)	The Group has carried out the following transactions with its related companies and joint venture in the years 2023, 2022 and 2021:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Associates -
Revenues from:
Energy	3,669	3,415	3,255
Royalties	—	1,381	15,928
Supplies, note 28(a)	1,104	179	169
Mineral	—	—	—

Purchase of:
Supplies	81	57	53

Services rendered to:
Administrative and Management services	—	816	802
Operation and maintenance services related to energy transmission	—	310	262
Services of energy transmission	—	183	153
Constructions services	—	—	8

Contributions granted and paid from:
Tinka Resources Ltd.	—	1,676	—

Dividends received and collected from:
Sociedad Minera Cerro Verde S.A.A.	146,884	78,338	137,091
Compañía Minera Coimolache S.A.	402	802	11,320
	147,286	79,140	148,411
Joint Venture -
Interest income:
Transportadora Callao S.A., note 29(a)	23	94	89

Non-controlling shareholders -
Dividends paid to:
Newmont Peru Limited - Succursal del Perú	—	2,647	6,160

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2023	2022
	US$(000)	US$(000)

Trade and other receivables, note 7(a)
Minera Yanacocha S.R.L.	—	312
Compañía Minera Coimolache S.A.	421	55
	421	367
Other receivables, note 7(a)
Transportadora Callao S.A.	2,486	1,612
Compañía Minera Coimolache S.A.	—	1,025
Ferrocarril Central Andino S.A.	—	150
Banco Pichincha	—	55
	2,486	2,842
	2,907	3,209
Trade and other payables, note 14(a)
Compañía Minera Coimolache S.A.	454	163

Other payables, note 14(a)
Other minor
	14	20
	468	183

As of December 31, 2023 and 2022, there is no allowance for expected credit losses related to related parties accounts.

(c)	S.M.R.L. Chaupiloma Dos de Cajamarca -

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

As of December 31, 2023 there were no loans to employees, directors and key personnel. As December 31, 2022, amounted to US$1,000, respectively, which are payable monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its subsidiaries’ shares.

Notes to the consolidated financial statements (continued)

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years ended 2023 and 2022 are presented below:

	2023	2022
	US$(000)	US$(000)

Accounts payable:
Bonus to officers	7,750	14,861
Directors’ remuneration	2,027	3,455
Salaries	847	933

Total	10,624	19,249

Payments:
Salaries	10,487	10,230
Directors’ remuneration	3,376	2,956
Total	13,863	13,186

Expenses:
Salaries	11,335	11,163
Directors’ remuneration	2,027	3,455
Total	13,362	14,618

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

Notes to the consolidated financial statements (continued)

Corporate information mainly includes the following:

In the segment information of profit or loss -

-

Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Orcopampa, Uchucchacua, Julcani and Tambomayo).

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

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Exploration and					Industrial			Compañía
							development	Energy		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	generation and	Insurance	mining	investment	(Temporary		Minera Cerro	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	suspension)	Corporate	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2023
Results:
Continuing operations
Operating income
Sales of goods	51,698	163,308	37,179	108,063	432,616	16,472	—	—	—	—	—	18,224	—	4,143,228	136,949	—	5,107,737	(4,296,776)	810,961
Sales of services	—	—	—	—	—	—	—	53,025	8,099	—	441	1,508	—	—	—	—	63,073	(50,189)	12,884
Total operating income	51,698	163,308	37,179	108,063	432,616	16,472	—	53,025	8,099	—	441	19,732	—	4,143,228	136,949	—	5,170,810	(4,346,965)	823,845

Cost of sales of goods, excluding depreciation and amortization	(15,544)	(73,774)	(32,213)	(70,260)	(248,972)	(29,008)	—	—	—	—	—	(17,783)	—	(2,142,799)	(83,882)	—	(2,714,235)	2,256,881	(457,354)
Unabsorbed cost due to production stoppage	(18,695)	—	—	—	—	—	—	—	—	—	—	(3,927)	—	—	—	—	(22,622)	2,729	(19,893)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(34,852)	—	—	—	(1,612)	—	—	—	—	(36,464)	30,221	(6,243)
Depreciation and amortization	(6,279)	(12,625)	(6,693)	(49,863)	(87,216)	(3,855)	—	(9,037)	—	—	—	(6,082)	—	(409,847)	(34,745)	—	(626,242)	445,203	(181,039)
Exploration in operating units	(24,428)	(6,071)	(6,990)	(3,442)	(7,761)	(537)	—	—	—	—	—	—	—	(9,177)	(11,435)	—	(69,841)	20,612	(49,229)
Mining royalties	(268)	(14,307)	(367)	(1,047)	(2,670)	(181)	—	—	—	—	—	—	—	—	(686)	—	(19,526)	687	(18,839)
Total operating costs	(65,214)	(106,777)	(46,263)	(124,612)	(346,619)	(33,581)	—	(43,889)	—	—	—	(29,404)	—	(2,561,823)	(130,748)	—	(3,488,930)	2,756,333	(732,597)
Gross profit (loss)	(13,516)	56,531	(9,084)	(16,549)	85,997	(17,109)	—	9,136	8,099	—	441	(9,672)	—	1,581,405	6,201	—	1,681,880	(1,590,632)	91,248

Operating expenses, net
Administrative expenses	(4,512)	(15,975)	(3,993)	(11,183)	(9,781)	(2,413)	(1,682)	(2,377)	(11,440)	(186)	(365)	(536)	(5,140)	—	(3,772)	(297)	(73,652)	4,469	(69,183)
Selling expenses	(3,343)	(671)	(239)	(2,758)	(11,457)	(61)	—	(748)	—	—	—	(115)	—	(158,244)	(823)	—	(178,459)	159,067	(19,392)
Exploration in non-operating areas	(476)	—	—	—	(4,095)	(3,958)	(1,149)	—	—	—	—	—	(3,828)	—	—	—	(13,506)	54	(13,452)
Reversal (provision) of contingencies and others	1,122	(183)	1,409	(1,184)	1,063	2,085	(194)	83	—	—	127	200	2,398	—	—	—	6,926	1	6,927
Others, net	(2,435)	(899)	(1,074)	99	(10,511)	7,246	(3,750)	56	0	8,551	349	(272)	18,437	(82,042)	1,345	—	(64,900)	89,873	24,973
Total operating expenses, net	(9,644)	(17,728)	(3,897)	(15,026)	(34,781)	2,899	(6,775)	(2,986)	(11,440)	8,365	111	(723)	11,867	(240,286)	(3,250)	(297)	(323,591)	253,464	(70,127)

Operating income (loss)	(23,160)	38,803	(12,981)	(31,575)	51,216	(14,210)	(6,775)	6,150	(3,341)	8,365	552	(10,395)	11,867	1,341,119	2,951	(297)	1,358,289	(1,337,168)	21,121
Share in the results of associates and joint venture	—	—	—	—	(158)	—	—	1,962	—	—	21,517	—	152,371	—	—	—	175,692	(23,467)	152,225
Net gain (loss) from currency exchange difference	112	76	77	143	381	92	307	24	—	10	343	301	17,507	20,476	647	126	40,622	(21,247)	19,375
Finance income	28	4	—	8	2,866	838	13	1,142	5	56	328	308	3,572	36,285	6,298	77	51,828	(42,771)	9,057
Finance costs	(917)	(1,791)	(1,103)	(805)	(7,397)	(2,996)	(517)	(4,178)	(27)	(1)	(2)	(6)	(98,961)	(67,118)	(5,437)	—	(191,256)	72,002	(119,254)
Profit (loss) before income tax	(23,937)	37,092	(14,007)	(32,229)	46,908	(16,276)	(6,972)	5,100	(3,363)	8,430	22,738	(9,792)	86,356	1,330,762	4,459	(94)	1,435,175	(1,352,651)	82,524

Current income tax	(538)	(678)	(134)	—	(17,861)	579	—	(1,912)	(8)	(2,529)	(76)	—	(45,126)	(582,438)	(2,756)	—	(653,477)	584,171	(69,306)
Deferred income tax	—	—	—	—	2,408	—	—	1,411	978	—	—	3,815	18,853	30,640	2,475	—	60,580	(34,268)	26,312
Total income tax	(538)	(678)	(134)	—	(15,453)	579	—	(501)	970	(2,529)	(76)	3,815	(26,273)	(551,798)	(281)	—	(592,897)	549,903	(42,994)
Profit (loss) from continuing operations	(24,475)	36,414	(14,141)	(32,229)	31,455	(15,697)	(6,972)	4,599	(2,393)	5,901	22,662	(5,977)	60,083	778,964	4,178	(94)	842,278	(802,748)	39,530

Discontinued operations loss																			(6,848)

Profit for the year																			32,682

Total assets	222,041	49,707	31,371	143,451	683,311	44,341	694,950	367,130	—	4,854	232,177	65,318	2,917,237	7,930,910	380,331	76,379	13,843,508	(9,309,709)	4,533,799
Total liabilities	62,003	56,185	33,413	30,915	284,819	61,656	59,476	116,398	—	90	402	5,346	696,152	1,250,536	128,886	350	2,786,627	(1,422,039)	1,364,588

Investments in associates and joint venture	—	—	—	—	1,628	—	—	123,610	—	—	226,582	—	2,116,200	—	—	—	2,468,020	(940,897)	1,527,123
Acquisition of long-lived assets	14,353	3,624	828	333	61,772	2,827	150,198	1,168	—	—	—	157	5,898	—	8,929	—	250,087	(11,418)	238,669
Changes in estimates of mine closures plans	2,094	(123)	6,312	53	3,061	(922)	—	—	—	—	—	—	—	—	1,404	—	11,879	—	11,879

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Exploration and	Energy				Industrial			Compañía
							development	generation		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	and	Insurance	mining	investment	(Temporary		Minera Cerro	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	suspension)	Corporate	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2022
Results:
Continuing operations
Operating income
Sales of goods	5,281	134,268	54,573	151,789	400,994	52,260	—	—	—	—	—	53,073	—	3,975,295	159,003	—	4,986,536	(4,185,337)	801,199
Sales of services	—	—	—	—	—	—	—	52,433	17,207	—	421	—	—	—	—	—	70,061	(47,839)	22,222
Royalty income	—	—	—	—	—	—	—	—	—	1,381	—	—	—	—	—	—	1,381	—	1,381
Total operating income	5,281	134,268	54,573	151,789	400,994	52,260	—	52,433	17,207	1,381	421	53,073	—	3,975,295	159,003	—	5,057,978	(4,233,176)	824,802
Operating costs
Cost of sales of goods, excluding depreciation and amortization	—	(58,108)	(30,215)	(76,214)	(267,997)	(49,903)	—	—	—	—	—	(52,122)	—	(2,367,767)	(114,513)	—	(3,016,839)	2,554,897	(461,942)
Unabsorbed cost due to production stoppage	(24,916)	—	—	—	—	—	—	—	—	—	—	(1,973)	—	—	—	—	(26,889)	3,831	(23,058)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(24,861)	—	—	—	—	—	—	—	—	(24,861)	21,698	(3,163)
Depreciation and amortization	(9,000)	(7,757)	(6,444)	(59,125)	(72,171)	(7,459)	—	(9,040)	—	—	—	(6,396)	—	—	(42,950)	—	(220,342)	43,561	(176,781)
Exploration in operating units	(32,592)	(11,594)	(6,747)	(9,980)	(16,671)	(3,212)	—	—	—	—	—	—	—	—	(8,967)	—	(89,763)	8,967	(80,796)
Mining royalties	(46)	(12,220)	(472)	(1,322)	(3,168)	(506)	—	—	—	—	—	—	—	—	(1,500)	—	(19,234)	g1,501	(17,733)
Total operating costs	(66,554)	(89,679)	(43,878)	(146,641)	(360,007)	(61,080)	—	(33,901)	—	—	—	(60,491)	—	(2,367,767)	(167,930)	—	(3,397,928)	2,634,455	(763,473)
Gross profit (loss)	(61,273)	44,589	10,695	5,148	40,987	(8,820)	—	18,532	17,207	1,381	421	(7,418)	—	1,607,528	(8,927)	—	1,660,050	(1,598,721)	61,329
Operating expenses, net
Administrative expenses	(651)	(12,406)	(5,028)	(14,076)	(8,744)	(3,061)	(1,528)	(2,948)	(12,694)	(218)	(617)	(442)	(5,966)	—	(4,139)	(4,383)	(76,901)	9,173	(67,728)
Selling expenses	(3,634)	(560)	(389)	(5,126)	(9,649)	(179)	—	(770)	—	—	—	(177)	—	(157,373)	(1,018)	—	(178,875)	158,653	(20,222)
Exploration in non-operating areas	(15)	—	—	—	(4,008)	(5,243)	(282)	—	—	—	—	—	(4,737)	—	—	—	(14,285)	33	(14,252)
Reversal (provision) of contingencies and others	(44)	544	(1,776)	(228)	(1,706)	(353)	108	(440)	—	(98)	—	—	442	—	74	—	(3,477)	542	(2,935)
Impairment recovery (loss) of long-lived assets	—	—	—	—	—	—	—	—	—	—	—	19,874	—	—	—	—	19,874	—	19,874
Other, net	2,453	124	(793)	(815)	(7,777)	(7,374)	(931)	(196)	—	8,162	(2,472)	321	(6,090)	(23,933)	317	—	(39,004)	23,919	(15,085)
Total operating expenses, net	(1,891)	(12,298)	(7,986)	(20,245)	(31,884)	(16,210)	(2,633)	(4,354)	(12,694)	7,846	(3,089)	19,576	(16,351)	(181,306)	(4,766)	(4,383)	(292,668)	192,320	(100,348)
Operating income (loss)	(63,164)	32,291	2,709	(15,097)	9,103	(25,030)	(2,633)	14,178	4,513	9,227	(2,668)	12,158	(16,351)	1,426,222	(13,693)	(4,383)	1,367,382	(1,406,401)	(39,019)

Share in the results of associates and joint venture	—	—	—	—	(10)	—	—	7,008	—	—	4,756	—	164,823	—	—	—	176,577	(307)	176,270
Net gain (loss) from currency exchange difference	(290)	99	100	(11)	526	336	604	(207)	(45)	1	(693)	1,218	25,235	980	(51)	—	27,802	(931)	26,871
Finance income	12	2	4	4	879	614	11	394	—	5	308	54	12,226	12,314	1,961	—	28,788	(14,345)	14,443
Finance costs	(496)	(546)	(382)	(302)	(6,470)	(1,318)	(297)	(5,337)	(48)	(2)	(29)	(25)	(38,900)	(5,616)	(2,158)	—	(61,926)	7,790	(54,136)
Profit (loss) before income tax	(63,938)	31,846	2,431	(15,406)	4,028	(25,398)	(2,315)	16,036	4,420	9,231	1,674	13,405	147,033	1,433,900	(13,941)	(4,383)	1,538,623	(1,414,194)	124,429
Current income tax	(19)	(465)	(175)	(527)	(6,125)	(187)	—	(3,238)	(1,197)	(2,714)	1,289	—	(731)	(445,078)	(2,951)	—	(462,118)	446,485	(15,633)
Deferred income tax	—	—	—	—	2,459	(15,945)	—	805	11	—	(107)	3,208	25,128	(63,469)	8,524	—	(39,386)	54,978	15,592
Total income tax	(19)	(465)	(175)	(527)	(3,666)	(16,132)	—	(2,433)	(1,186)	(2,714)	1,182	3,208	24,397	(508,547)	5,573	—	(501,504)	501,463	(41)
Profit (loss) from continuing operations	(63,957)	31,381	2,256	(15,933)	362	(41,530)	(2,315)	13,603	3,234	6,517	2,856	16,613	171,430	925,353	(8,368)	(4,383)	1,037,119	(912,731)	124,388
Discontinued operations gain																			478,547
Profit for the year																			602,935
Total assets	127,479	62,083	34,131	197,550	668,230	79,038	496,198	377,679	14,436	3,306	231,820	74,266	3,047,322	7,993,863	365,585	63,461	13,836,447	(9,333,220)	4,503,227
Total liabilities	55,792	52,429	31,388	29,654	290,998	80,655	21,844	131,540	6,107	139	226	7,981	655,598	1,342,436	117,388	473	2,824,648	(1,484,362)	1,340,286
Other segment information
Investments in associates and joint venture	—	—	—	—	2,486	—	—	121,650	—	—	213,682	—	2,099,568	—	—	—	2,437,386	(916,409)	1,520,977
Acquisition of long-lived assets	32,000	3,584	1,559	3,175	62,593	1,719	46,459	1,487	25	—	3	265	500	—	—	—	153,369	(1,396)	151,973
Changes in estimates of mine closures plans	(3,107)	5,112	3,585	(856)	(11,322)	(8,705)	(6,576)	—	—	—	—	—	—	—	—	—	(21,869)	—	(21,869)

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Exploration and					Industrial			Compañía
							development	Energy		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	mining	generation and	Insurance	mining	investment	(Temporary		Minera Cerro	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	projects	transmission	brokerage	concessions	in shares	suspension)	Corporate	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2021
Results:
Continuing operations
Operating income
Sales of goods	79,375	89,567	56,065	181,021	410,390	39,380	—	—	—	—	—	47,024	—	4,199,448	215,481	—	5,317,751	(4,454,281)	863,470
Sales of services	—	—	—	—	—	—	—	53,083	15,651	—	551	13,876	—	—	—	—	83,161	(62,109)	21,052
Royalty income	—	—	—	—	—	—	—	—	—	15,928	—	—	—	—	—	—	15,928	—	15,928
Total operating income	79,375	89,567	56,065	181,021	410,390	39,380	—	53,083	15,651	15,928	551	60,900	—	4,199,448	215,481	—	5,416,840	(4,516,390)	900,450
Operating costs
Cost of sales of goods, excluding depreciation and amortization	(95,359)	(56,183)	(31,319)	(82,531)	(248,021)	(46,531)	—	—	—	—	—	(46,811)	—	(2,155,088)	(106,088)	—	(2,867,931)	2,338,200	(529,731)
Unabsorbed cost due to production stoppage	(25,326)	—	—	—	—	—	—	—	—	—	—	(1,050)	—	—	—	—	(26,376)	867	(25,509)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(20,781)	—	—	—	(3,940)	—	—	—	—	(24,721)	23,452	(1,269)
Depreciation and amortization	(14,083)	(8,409)	(6,849)	(63,638)	(68,830)	(5,449)	—	(8,995)	—	—	—	(11,569)	—	—	(43,698)	—	(231,520)	44,309	(187,211)
Exploration in operating units	(11,090)	(11,466)	(6,107)	(10,076)	(17,099)	(574)	—	—	—	—	—	—	—	—	(6,191)	—	(62,603)	6,191	(56,412)
Mining royalties	(998)	(7,636)	(599)	(1,712)	(1,626)	(403)	—	—	—	—	—	—	—	—	(529)	—	(13,503)	529	(12,974)
Total operating costs	(146,856)	(83,694)	(44,874)	(157,957)	(335,576)	(52,957)	—	(29,776)	—	—	—	(63,370)	—	(2,155,088)	(156,506)	—	(3,226,654)	2,413,548	(813,106)
Gross profit (loss)	(67,481)	5,873	11,191	23,064	74,814	(13,577)	—	23,307	15,651	15,928	551	(2,470)	—	2,044,360	58,975	—	2,190,186	(2,102,842)	87,344
Operating expenses, net
Administrative expenses	(6,758)	(7,649)	(4,737)	(15,382)	(7,229)	(2,932)	(1,447)	(2,942)	(11,796)	(242)	(1,687)	(1,102)	(4,534)	—	(3,718)	(5,692)	(77,847)	10,262	(67,585)
Selling expenses	(3,738)	(401)	(480)	(5,485)	(9,946)	(124)	—	(740)	—	—	—	(559)	—	(109,886)	(1,114)	—	(132,473)	111,646	(20,827)
Exploration in non-operating areas	(65)	—	—	—	(1,383)	(5,742)	(1,011)	—	—	—	—	—	(3,100)	—	—	—	(11,301)	31	(11,270)
Write –off of stripping activity asset	—	—	—	—	(6,763)	—	—	—	—	—	—	—	—	—	—	—	(6,763)	—	(6,763)
Reversal (provision) of contingencies and others	(1,291)	70	320	25	(356)	(1,029)	132	111	—	15	—	9	(436)	—	—	—	(2,430)	(257)	(2,687)
Impairment recovery (loss) of long-lived assets	—	—	—	—	—	4,964	—	—	—	—	—	(19,874)	—	—	—	—	(14,910)	—	(14,910)
Other, net	(7,865)	(501)	(844)	(4,797)	(12,571)	(44)	(371)	134	—	34	(44)	(82)	(80)	(8,110)	156	—	(34,985)	5,725	(29,260)
Total operating expenses, net	(19,717)	(8,481)	(5,741)	(25,639)	(38,248)	(4,907)	(2,697)	(3,437)	(11,796)	(193)	(1,731)	(21,608)	(8,150)	(117,996)	(4,676)	(5,692)	(280,709)	127,407	(153,302)
Operating income (loss)	(87,198)	(2,608)	5,450	(2,575)	36,566	(18,484)	(2,697)	19,870	3,855	15,735	(1,180)	(24,078)	(8,150)	1,926,364	54,299	(5,692)	1,909,477	(1,975,435)	(65,958)
Share in the results of associates and joint venture	—	—	—	—	36	—	—	20,525	(15)	—	(411,974)	—	236,593	—	—	—	(154,835)	395,285	240,450
Finance income	—	—	—	—	388	196	—	124	—	—	—	12	5,659	1,713	247	—	8,339	(2,387)	5,952
Finance costs	(431)	(493)	(484)	(270)	(7,126)	(1,361)	(238)	(4,731)	(52)	(2)	(1)	(98)	(45,719)	(30,393)	(2,613)	—	(94,012)	33,383	(60,629)
Net gain (loss) from currency exchange difference	(2,010)	(129)	(612)	(641)	(2,346)	(296)	(1,210)	(377)	397	(83)	(7)	(1,824)	(9,542)	29,493	(1,819)	—	8,994	(27,680)	(18,686)
Profit (loss) before income tax	(89,639)	(3,230)	4,354	(3,486)	27,518	(19,945)	(4,145)	35,411	4,185	15,650	(413,162)	(25,988)	178,841	1,927,177	50,114	(5,692)	1,677,963	(1,576,834)	101,129
Current income tax	(57)	(65)	(41)	(132)	(12,220)	—	—	(1,132)	(1,673)	(4,661)	(121)	(291)	—	(704,454)	(27,702)	—	(752,549)	732,174	(20,375)
Deferred income tax	—	—	—	—	(4,736)	4,212	—	6,824	70	—	—	(1,401)	38,987	(31,249)	(4,118)	—	8,589	35,457	44,046
Total income tax	(57)	(65)	(41)	(132)	(16,956)	4,212	—	5,692	(1,603)	(4,661)	(121)	(1,692)	38,987	(735,703)	(31,820)	—	(743,960)	767,631	23,671
Profit (loss) from continuing operations	(89,696)	(3,295)	4,313	(3,618)	10,562	(15,733)	(4,145)	41,103	2,582	10,989	(413,283)	(27,680)	217,828	1,191,474	18,294	(5,692)	934,003	(809,203)	124,800
Discontinued operations loss																			(387,604)
Loss for the year																			(262,804)
Total assets	111,885	47,734	30,449	264,521	694,831	121,681	442,335	385,626	19,152	4,927	261,803	63,551	3,016,730	8,124,564	414,986	59,128	14,063,903	(9,502,092)	4,561,811
Total liabilities	62,279	48,659	32,912	36,551	327,519	81,770	21,764	153,090	6,343	1,717	275,814	13,920	1,243,575	1,997,558	150,751	211	4,454,433	(2,431,153)	2,023,280
Other segment information
Investments in associates and joint venture	—	—	—	—	2,497	—	—	99,352	—	—	207,233	—	1,971,506	—	—	—	2,280,588	(858,293)	1,422,295
Acquisition of long-lived assets	16,109	2,983	2,362	3,935	37,649	999	22,513	754	139	—	—	1,744	1,122	—	—	—	90,309	—	90,309
Changes in estimates of mine closures plans	(517)	(390)	(108)	(308)	(1,410)	175	(679)	—	—	—	—	—	(35)	—	—	—	(3,272)	—	(3,272)

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continuing operations follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Segment profit	842,278	1,037,119	934,003
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(783,048)	(912,602)	(1,204,076)
Elimination of intercompany sales	(58,690)	(98,879)	(101,460)
Elimination of cost of sales and operating expenses intercompany	58,690	98,879	101,460
Elimination of share in the results of subsidiaries and associates	(23,467)	(307)	395,285
Other	3,767	178	(412)
Consolidated profit from continuing operations	39,530	124,388	124,800

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Segment assets	13,843,508	13,836,447	14,063,903
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(8,387,620)	(8,422,909)	(8,598,678)
Elimination of the subsidiaries and associates of the Parent company	(940,977)	(920,601)	(914,940)
Elimination of intercompany receivables	(16,697)	(16,921)	(15,188)
Other	35,585	27,211	26,714
Consolidated assets	4,533,799	4,503,227	4,561,811

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Segment liabilities	2,786,627	2,824,648	4,454,433
Elimination of liabilities of equity accounted investees, not consolidated	(1,379,966)	(1,460,297)	(2,148,520)
Elimination of intercompany payables	(43,472)	(24,140)	(282,530)
Other	1,399	75	(103)
Consolidated liabilities	1,364,588	1,340,286	2,023,280

Notes to the consolidated financial statements (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

											Industrial
							Energy		Rental of	Holding of	activities	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	(Temporary	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2023
Revenues by type of customers:
Sales by customers -
External	51,919	163,415	40,386	107,786	432,154	623	—	—	—	—	18,224	814,507	(750)	813,757
Inter-segment	—	—	—	—	—	16,600	—	—	—	—	—	16,600	(16,600)	—
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757
Services -
External	—	—	—	—	—	—	4,785	8,099	—	—	—	12,884	—	12,884
Inter-segment	—	—	—	—	—	—	48,240	—	—	441	1,508	50,189	(50,189)	—
	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
Royalties -
External	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641

Revenues by geographic region:
Metal and concentrates sales -
Peru	48,924	32,703	40,386	93,313	315,934	17,223	—	—	—	—	—	548,483	(18,380)	530,103
America - other than Peru	—	130,712	—	14,473	2,834	—	—	—	—	—	18,224	166,243	2,996	169,239
Europe	2,995	—	—	—	54,078	—	—	—	—	—	—	57,073	(1,966)	55,107
Asia	—	—	—	—	59,308	—	—	—	—	—	—	59,308	—	59,308
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757
Services -
Peru	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
America - other than Peru	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Europe	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
Royalties -
Peru	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641

Revenues by type of good or services:
Sales by metal -
Silver	58,440	607	39,986	33,372	63,093	744	—	—	—	—	18,226	214,468	(18,128)	196,340
Gold	—	163,855	671	71,368	26,448	17,414	—	—	—	—	—	279,756	(25)	279,731
Copper	—	—	535	—	466,023	—	—	—	—	—	—	466,558	—	466,558
Zinc	5,326	—	—	7,839	33,455	—	—	—	—	—	—	46,620	—	46,620
Lead	3,636	—	1,009	6,936	9,820	—	—	—	—	—	—	21,401	—	21,401
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Antimony	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	67,402	164,462	42,201	119,515	598,839	18,158	—	—	—	—	18,226	1,028,803	(18,153)	1,010,650
Commercial deductions	(15,483)	(1,047)	(1,815)	(11,729)	(166,685)	(935)	—	—	—	—	(2)	(197,696)	803	(196,893)
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757
Services -	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
Royalty income -	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641

Notes to the consolidated financial statements (continued)

											Industrial
	Uchucchacua						Energy		Rental of	Holding of	activities	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	(Temporary	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2022
Revenues by type of customers:
Sales by customers -
External	5,052	134,158	50,652	152,537	385,731	1,220	—	—	—	—	53,347	782,697	—	782,697
Inter-segment	—	—	—	—	—	50,338	—	—	—	—	—	50,338	(50,338)	—
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -
External	—	—	—	—	—	—	5,015	17,207	—	—	—	22,222	—	22,222
Inter-segment	—	—	—	—	—	—	47,418	—	—	421	—	47,839	(47,839)	—
	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalties -
External	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300
Revenues by geographic region:
Metal and concentrates sales -
Peru	2,733	20,475	46,124	140,593	322,372	51,558	—	—	—	—	248	584,103	(50,338)	533,765
America - other than Peru	—	113,683	—	11,942	—	—	—	—	—	—	53,099	178,724	—	178,724
Europe	2,319	—	25	2	31,066	—	—	—	—	—	—	33,412	—	33,412
Asia	—	—	4,503	—	32,293	—	—	—	—	—	—	36,796	—	36,796
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -
Peru	—	—	—	—	—	—	52,433	17,080	—	421	—	69,934	(47,839)	22,095
America - other than Peru	—	—	—	—	—	—	—	127	—	—	—	127	—	127
Europe	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalties -
Peru	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300

Revenues by type of good or services:
Sales by metal -
Silver	8,363	755	51,232	32,269	62,951	2,218	—	—	—	—	2,245	160,033	(2,110)	157,923
Gold	—	134,200	28	84,003	29,326	51,908	—	—	—	—	50,888	350,353	(50,606)	299,747
Copper	—	—	516	—	366,762	—	—	—	—	—	—	367,278	—	367,278
Zinc	400	—	—	40,087	66,999	—	—	—	—	—	—	107,486	—	107,486
Lead	(55)	—	856	19,616	12,534	—	—	—	—	—	—	32,951	—	32,951
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	361	361	—	361
Antimony	—	—	28	—	—	—	—	—	—	—	—	28	—	28
	8,708	134,955	52,660	175,975	538,572	54,126	—	—	—	—	53,494	1,018,490	(52,716)	965,774
Commercial deductions	(3,656)	(797)	(2,008)	(23,438)	(152,841)	(2,568)	—	—	—	—	(147)	(185,455)	2,378	(183,077)
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalty income -	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300

Notes to the consolidated financial statements (continued)

											Industrial
	Uchucchacua						Energy		Rental of	Holding of	activities	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	(Temporary	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2021
Revenues by type of customers:
Sales by customers -
External	80,407	89,474	57,227	182,061	468,238	29	—	—	—	—	46,954	924,390	—	924,390
Inter-segment	—	—	—	—	—	39,227	—	—	—	—	—	39,227	(39,227)	—
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -
External	—	—	—	—	—	—	5,401	15,651	—	—	—	21,052	—	21,052
Inter-segment	—	—	—	—	—	—	47,682	—	—	551	13,876	62,109	(62,109)	—
	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalties -
External	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370

Revenues by geographic region:
Metal and concentrates sales -
Peru	69,378	6,794	43,031	161,629	420,098	39,254	—	—	—	—	2,005	742,189	(39,227)	702,962
America - other than Peru	—	82,680	—	19,602	—	2	—	—	—	—	43,704	145,988	—	145,988
Europe	10,795	—	14,196	830	24,737	—	—	—	—	—	1,245	51,803	—	51,803
Asia	234	—	—	—	23,403	—	—	—	—	—	—	23,637	—	23,637
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -
Peru	—	—	—	—	—	—	53,083	15,535	—	551	13,876	83,045	(62,109)	20,936
America - other than Peru	—	—	—	—	—	—	—	96	—	—	—	96	—	96
Europe	—	—	—	—	—	—	—	20	—	—	—	20	—	20
	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalties -
Peru	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370

Revenues by type of good or services:
Sales by metal -
Silver	86,988	358	60,596	38,978	126,979	2,504	—	—	—	—	2,986	319,389	(2,459)	316,930
Gold	19	89,426	371	112,182	21,570	38,854	—	—	—	—	39,103	301,525	(38,849)	262,676
Copper	—	—	140	—	340,382	—	—	—	—	—	—	340,522	—	340,522
Zinc	15,214	—	—	32,001	96,365	—	—	—	—	—	—	143,580	—	143,580
Lead	9,300	—	828	19,483	22,296	—	—	—	—	—	—	51,907	—	51,907
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	4,976	4,976	—	4,976
	111,521	89,784	61,935	202,644	607,592	41,358	—	—	—	—	47,065	1,161,899	(41,308)	1,120,591
Commercial deductions	(31,114)	(310)	(4,708)	(20,583)	(139,354)	(2,102)	—	—	—	—	(111)	(198,282)	2,081	(196,201)
	80,407	89,474	57,227	182,061	468,238	39,256	—	—	—	—	46,954	963,617	(39,227)	924,390
Services -	—	—	—	—	—	—	53,083	15,651	—	551	13,876	83,161	(62,109)	21,052
Royalty income -	—	—	—	—	—	—	—	—	15,928	—	—	15,928	—	15,928
	80,407	89,474	57,227	182,061	468,238	39,256	53,083	15,651	15,928	551	60,830	1,062,706	(101,336)	961,370

Notes to the consolidated financial statements (continued)

34.  Derivative financial instruments

See related accounting policies in Note 2.4(b).

(a)	Copper and Zinc price hedges -

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

During 2023, 2022 and 2021, the effect of hedge derivative financial instruments in profit or loss was a gain of US$6,056,000, gain of US$12,774,000, loss of US$51,952,000, respectively (and it is show in the “Sales of goods” caption, note 20(b)).

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

(*) DMT= Dry metric ton.

Changes in “Hedge derivative financial instruments” is included in “unrealized gain (loss) on hedge derivative financial instruments of copper and zinc prices hedge” in the consolidated statements of other comprehensive income. For the year 2022 and 2021, the Group recorded an unrealized gain of US$15,171,000 and US$9,472,000, respectively (unrealized gain of US$10,696,000 and US$6,678,000 net of income tax, respectively).

For the year 2023, the Group recognized an unrealized loss of US$9,047,000 (unrealized loss of US$6,232,000 net of income taxes, respectively).

As of December 31, 2023, the Group does not maintain a contract for derivative instruments to hedge copper and zinc prices.

(b)	Interest rate hedge -

As of December 31, 2023 and 2022, the Company did not have hedging derivative instruments. For the years 2022 and 2021, the effect on results was a gain of US$818,000 and a loss of US$1,547,000, respectively and is presented in the caption of “Financial costs” see note 29(a).

Changes in “Hedge derivative financial instruments” is included in “Unrealized gain (loss) on hedge derivative financial instruments of interest rate hedge, net of income tax” in consolidated statements of other comprehensive income.

For the years 2022 and 2021, the Company recorded an unrealized gain of US$644,000 and US$1,991,000, respectively (unrealized gain of US$454,000 and US$1,403,000 net of income tax, respectively).

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

There were no changes in the objectives, policies or processes during the years ended December 31, 2023, 2022 and 2021.

The Board of Directors reviews and approves policies for managing each of these risks, which are described below:

(a)	Market risk -

Market risk is the risk that the fair value of the future cash flows from financial instruments will fluctuate because of changes in market prices. Market risks that apply to the Group comprise four types of risk: exchange rate risk, commodity risk, interest rate risk and other pricing, such as the risk of movements in the stock price. Financial instruments affected by market risks include time deposits, financial obligations, embedded derivatives and derivative financial instruments.

The sensitivity analyses in this section relate to the positions as of December 31, 2023 and 2022 and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

Notes to the consolidated financial statements (continued)

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	increase/decrease	before income tax
		US$(000)
2023
Exchange rate	10%	66,003
Exchange rate	(10)%	(66,003)

2022
Exchange rate	10%	58,032
Exchange rate	(10)%	(58,032)

2021
Exchange rate	10%	56,122
Exchange rate	(10)%	(56,122)

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

The Company’s subsidiary El Brocal entered into derivative contracts that qualified as cash flow hedges, with the intention of mitigating the risk resulting from the decrease in the prices of its minerals. These derivative contracts are recorded as assets or liabilities in the consolidated statements of financial position, see note 14, and are stated at fair value. To the extent that these hedges were effective in offsetting future cash flows from the sale of the related production, changes in fair value are deferred in an equity account under “Other comprehensive income (loss)”. The amounts included temporarily in other comprehensive income (loss) were reclassified to the “Sales of goods” caption when the related minerals were sold. See note 34(a) and note 20(b).

(a.3)       Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates to the Groups’ long-term financial obligations with floating interest rates.

Notes to the consolidated financial statements (continued)

A table showing the effect in profit or loss of the variations of interest rates:

		Effect on profit
	Increase/decrease of	(loss) before
	LIBOR/SOFR	income tax
	(Percentage rates)	US$(000)
2023
Interest rate	10%	24
Interest rate	(10)%	(24)

2022
Interest rate	10%	(1,315)
Interest rate	(10)%	1,315

2021
Interest rate	10%	(1,414)
Interest rate	(10)%	1,414

(b)	Credit risk -

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

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables:

		Days past due
	Current	< 30 days	30 – 90 days	> 90 days	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2023 -
Trade receivables	181,492	—	—	22,276	203,768
Other receivables	671,707	—	—	4,141	675,848
	853,199	—	—	26,417	879,616
Expected credit loss rate	0%	0%	0%	100%	—
Expected credit loss	—	—	—	(26,417)	(26,417)

As of December 31, 2022 -
Trade receivables	146,070	—	—	22,276	168,346
Other receivables	749,456	—	—	4,106	753,562
	895,526	—	—	26,382	921,908
Expected credit loss rate	0%	0%	0%	100%	—
Expected credit loss	—	—	—	(26,382)	(26,382)

Notes to the consolidated financial statements (continued)

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources. The Group believes that it maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit from leading financial entities.

The Group continually monitors its liquidity risk based on cash flow projections.

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

				More than 5
	Less than	Between 1	Between 2	years	Total
	1 year	and 2 years	and 5 years	( 2029 and
	(2024)	(2025)	(2026 to 2028)	thereafter)
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2023 -
Trade and other payables	288,570	—	—	—	288,570
Financial obligation – capital	31,034	97,409	574,194	—	702,637
Financial obligation – interest	37,453	40,066	31,093	—	108,612
Lease – capital	3,429	1,515	2,523	2,853	10,320
Lease – interest	239	256	757	1,979	3,231
Contingent consideration liability	—	—	13,274	35,513	48,787

	360,725	139,246	621,841	40,345	1,162,157

As of December 31, 2022 -
Trade and other payables	240,737	—	—	—	240,737
Financial obligation – capital	31,034	104,159	598,568	—	733,761
Financial obligation – interest	39,256	45,770	64,279	—	149,305
Lease – capital	3,638	2,282	2,794	4,238	12,952
Lease – interest	42	18	242	1,136	1,438
Contingent consideration liability	—	—	11,937	31,934	43,871

	314,707	152,229	677,820	37,308	1,182,064

(d)	Capital management -

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

No changes were made in the objectives, policies or processes for managing capital during the years 2023 and 2022.

Notes to the consolidated financial statements (continued)

36.         Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
		Quoted prices
		in active	Observable	Unobservable
	Carrying	markets	inputs	inputs
	value	(Level 1)	(Level 2)	(Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2023-
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	125,586	—	125,586	—
Contingent consideration liability	21,614	—	21,614	—
Fair value of liabilities at amortized cost:
Financial obligations			—	—

As of December 31, 2022 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	129,567	—	129,567	—
Contingent consideration liability	16,905	—	16,905	—
Hedge instruments asset	8,839	—	8,839	—

Fair value of liabilities at amortized cost:
Financial obligations	672,110	—	672,110	—

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

Based on the foregoing, there are no important existing differences between the book value and the fair value of the assets and financial liabilities as of December 31, 2023 and 2022. There were no transfers between Level 1 and Level 2 during 2023 and 2022.

Notes to the consolidated financial statements (continued)

Fair value measurements using significant unobservable inputs (level 3) –

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value as of
	December 31,	Unobservable		Relationship of unobservable
Description	2023	inputs	Range of inputs	inputs to fair value
Contingent consideration liability	21,614	Rate before tax	10.84%	A change in the discount rate by 10% (rate 10.84%) higher/lower, the fair value would increase/decrease in US$1.5 million.
		Expected revenues annual average (US$000)	224,288	If expected sales change by 10% higher/lower, the fair value would increase/decrease in US$2.2 million.

37.         Events after the reporting period

On March 27, 2024, through Annual Shareholders General Meeting, the shareholders agreed to distribute dividends for an amount of US$20,000,000 that are scheduled to be paid on May 03, 2024.

In addition to the event mentioned in the previous paragraph, and the ones disclosed in notes 1(b), 10(b) and 31(d), no other significant events were identified that have occurred between the reporting period and the issuance date of the financial statements that must be disclosed.

In accordance with International Financial Reporting Standards - IFRS, the accompanying financial statements were prepared based on the conditions existing as of December 31, 2023 and considering those events that occurred after that date that provided evidence of conditions that existed at the end of the reporting period up to their issuance date.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2023, 2022 and 2021
together with the Report of Independent Auditors

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2023, 2022 and 2021
together with the Report of Independent Auditors

Report of Independent Auditors

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Sociedad Minera Cerro Verde S.A.A., (the Company) as of December 31, 2023 and 2022, and the related statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Uncertain tax positions

Description of the Matter

As disclosed in Note 2(l) and 6 to the financial statements, the Company has identified certain contingencies related to income taxes. The relevant taxation authorities have challenged the tax treatment applied by the Company under the income tax law in Peru. As of December 31, 2023, the Company has recognized receivables of US$274.0 million related to payments made under protest to the taxation authorities as part of the tax claim process in Peru but for which the Company is disputing the validity of the taxation authorities’ assessment. The Company has disclosed but has not recorded a provision related to these matters, as management has concluded that the criteria for recognition of an income tax liability under IFRS has not been met and that the amounts paid to date are recoverable based upon the technical merits of the income tax positions taken by the Company. Uncertainty in a tax position may arise where there is an uncertainty as to the meaning of the tax law, or the applicability of the tax law to a particular transaction or both. The Company uses significant judgment to determine whether, based on the technical merits, a tax position is more likely than not to be sustained and in the determination of the recoverable amount of the income tax payments made under protest. Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of income tax receivables for payments made under protest, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to the complexity and judgement used by the Company in the assessment, which is based on interpretations of the income tax legislation and legal rulings in Peru.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, evaluating the Company’s accounting for these tax positions by using our knowledge of and experience with the application of the respective tax laws by the relevant tax authorities, or our understanding of the contractual arrangements with the applicable government, if the position is governed by a contract. We analyzed the Company’s assumptions and data used to determine the tax assessments and tested the accuracy of the calculations. We involved our tax professionals to assess the technical merits of the Company’s tax positions and to evaluate the application of relevant tax laws in the Company’s recognition determination. We assessed the Company’s correspondence with the relevant tax authorities and evaluated third-party tax or legal opinions obtained by the Company. We also evaluated the adequacy of the Company’s disclosures included in Note 2(l) and Note 6 in relation to these tax matters.

Emphasis of matter

As discussed in Notes 23, 24 and 25 to the financial statements, the Company prepares its financial statements in accordance with International Financial Reporting Standards, which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.

A member practice of Ernst & Young Global Limited

We have served as the Company’s auditor since 2007.

Lima, Peru

April 30, 2024

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2023 and 2022

	Note	2023	2022
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	509,616	553,764
Trade accounts receivable, net		30	99
Other accounts receivable, net		8,373	7,586
Trade accounts receivable - Related parties	4,21	580,985	694,328
Other non-financial assets	6	39,143	33,014
Inventories	5	643,507	650,211
Prepayments		7,773	7,760
Total current assets		1,789,427	1,946,762
Non - current assets
Property, plant and equipment, net	7	5,528,663	5,387,377
Inventories	5	302,204	287,218
Intangible assets, net		9,121	11,463
Other non-financial assets	6	294,262	351,901
Prepayments		7,233	9,142
Total non-current assets		6,141,483	6,047,101
Total assets		7,930,910	7,993,863
Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	8	280,700	319,383
Accounts payable - Related parties	4	3,468	3,174
Income tax payable	13(b)	36,980	60,187
Benefits to employees		107,914	109,670
Other accounts payable	9	19,247	60,632
Other financial liabilities	10	9,909	7,028
Provisions	11	2,773	3,984
Total current liabilities		460,991	564,058
Non - current liabilities
Other financial liabilities	10	49,683	56,097
Trade accounts payable	8	1,047	1,017
Benefits to employees		1,116	6,512
Provisions	11	272,820	219,366
Income tax payable	13(b)	4,728	4,595
Deferred income tax liability	13(g)	460,151	490,791
Total non-current liabilities		789,545	778,378
Total liabilities		1,250,536	1,342,436
Shareholders’ equity
Capital stock	12 (a)	990,659	990,659
Other capital reserves	12 (b)	198,132	198,132
Other equity contributions	12 (d)	10,790	10,807
Retained earnings		5,480,793	5,451,829
Total shareholders’ equity		6,680,374	6,651,427

Total liabilities and shareholders’ equity		7,930,910	7,993,863

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		US$(000)	US$(000)	US$(000)

Revenues	14	4,143,228	3,975,295	4,199,448
Cost of sales	15	(2,556,052)	(2,367,767)	(2,155,088)
Gross Margin		1,587,176	1,607,528	2,044,360

Operating expenses
Selling expenses	16	(158,244)	(157,373)	(109,886)
Other operating expenses	17	(91,219)	(24,212)	(8,510)
Other operating income		3,406	279	400
		(246,057)	(181,306)	(117,996)
Operating Profit		1,341,119	1,426,222	1,926,364

Financial income	18	36,285	12,314	1,713
Financial expenses	18	(67,118)	(5,616)	(30,393)
Foreign exchange gain difference, net		20,476	980	29,493

Profit before income tax		1,330,762	1,433,900	1,927,177

Income tax expense	13(b)	(551,798)	(508,547)	(735,703)

Profit for the year		778,964	925,353	1,191,474

Basic and diluted profit per share (in US$)	19	2.225	2.643	3.404

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in shareholders’ equity

For the years ended December 31, 2023, 2022 and 2021

		Capital	Other capital	Other capital	Retained
	Note	stock	reserves	contributions	earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2021	12	990,659	198,132	11,535	4,435,002	5,635,328

Cash dividend declared and paid	12(c)				(700,000)	(700,000)
Stock-based compensation	12(d)	—	—	204	—	204
Profit for the year		—	—	—	1,191,474	1,191,474

Balance as of December 31, 2021	12	990,659	198,132	11,739	4,926,476	6,127,006

Cash dividend declared and paid	12(c)	—	—	—	(400,000)	(400,000)
Stock-based compensation	12(d)	—	—	(932)	—	(932)
Profit for the year		—	—	—	925,353	925,353

Balance as of December 31, 2022	12	990,659	198,132	10,807	5,451,829	6,651,427

Cash dividend declared and paid	12(c)	—	—	—	(750,000)	(750,000)
Stock-based compensation	12(d)	—	—	(17)	—	(17)
Profit for the year		—	—	—	778,964	778,964

Balance as of December 31, 2023		990,659	198,132	10,790	5,480,793	6,680,374

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		US$(000)	US$(000)	US$(000)

Operating activities
Profit for the year	19	778,964	925,353	1,191,474
Adjustments to reconcile profit for the year with the cash provided from operating activities for:
Income tax expense	13	553,415	528,214	750,082
Depreciation and amortization	15	543,658	504,750	484,218
Work in progress stockpiles write-off		1,527	7,668	—
Accretion on the provision for remediation and mine closure	11	9,917	4,566	3,715
Loss on materials obsolescence, net		12,496	4,053	3,622
Loss on asset values impairment		3,546	—	—
Loss (gain) on sale of property, plant and equipment		138	(279)	(255)
Gain on uncertain income tax positions	13	(1,617)	(19,667)	(14,379)
Profit sharing adjustments		—	(1,585)	(1,002)
Canceled capital projects		2,164	18	195
Share-based payments cost	4	2,776	2,502	2,894
Provision of mining royalties dispute		—	—	15,311
Net changes in assets and liabilities
Decrease (increase) in assets
Trade accounts receivable		113,420	(95,416)	(4,477)
Other accounts receivable		1,178	(4,057)	3,018
Inventories	5	(22,305)	(58,111)	(26,792)
Other non-financial assets		52,204	(22,430)	(27,660)
Increase (decrease) in liabilities
Trade accounts payable		(31,375)	60,574	34,735
Other accounts payable		(16,713)	(7,140)	(28,200)
Benefits to employees		(26,396)	(16,695)	60,581
Other provisions		2,129	(3,310)	(2,883)
Mining royalties dispute payments	13(d)	—	—	(420,963)
Interest paid (not included in the financing activities)		(1,774)	(3,934)	(9,674)
Interest on lease payments	10(a)	(3,685)	(3,912)	(4,371)
Income tax paid		(606,409)	(934,101)	(315,861)

Net cash and cash equivalents provided by operating activities		1,367,258	867,061	1,693,328

Statements of cash flows (continued)

	Note	2023	2022	2021
		US$(000)	US$(000)	US$(000)

Investing activities
Proceeds from the sale of property, plant and equipment		2,277	384	423
Purchases of property, plant and equipment	7,8	(312,206)	(206,354)	(155,912)
Purchases of intangibles assets		—	—	(6,951)
Stripping activity asset	7	(344,054)	(304,198)	(214,192)
Net cash and cash equivalents used in investing activities		(653,983)	(510,168)	(376,632)

Financing activities
Revolving credit facility	10(b)	—	325,000	—
Payments of revolving credit facility	10(b)	—	(325,000)	—
Payments of senior unsecured credit facility		—	(325,000)	(200,000)
Dividend payments	12(c)	(750,000)	(400,000)	(700,000)
Lease principal payments	10(a)	(7,423)	(12,327)	(12,746)
Other financial payments	10(b)	—	(3,482)	—
Net cash and cash equivalents used in financing activities		(757,423)	(740,809)	(912,746)

Net (decrease) increase in cash and cash equivalents		(44,148)	(383,916)	403,950
Cash and cash equivalents at beginning of year		553,764	937,680	533,730

Cash and cash equivalents at the end of the year	3	509,616	553,764	937,680

Transactions with no effects in cash flows:
Changes on the provision for remediation and mine closure	11(c)	(40,425)	17,812	18,271

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2023, 2022 and 2021

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

The Company’s operation consists of an open-pit mine and two concentrating facilities with an annual average permitted milling capacity of 409,500 metric tons of ore per day (mtpd) with the ability of annually treating up to a maximum of 5% more for a total of 430,000 mtpd. The Company also operates a solution extraction and electrowinning (SX/EW) leaching facilities, which has a production capacity of approximately 200 million pounds of copper per year. The leaching and flotation process carried out at these plants are part of the benefit concession “Planta de Beneficio Cerro Verde.” In 2023, the Company began to dismantle its crushed leach facility (which had a capacity of 39,000 metric tons of ore per day) as a result of pit expansion but continues to utilize its 100,000-metric-ton-per-day ROM leach system.

During the year ended December 31, 2023, the Company’s concentrating facilities processed an average of 417,400 mtpd, a new annual record.

During the year ended December 31, 2023, the Company entered into a new power purchase agreement that is expected to transition the Company’s electric power to fully renewable energy sources in 2026.

In April 2024, Cerro Verde reached agreement for a new four-year collective labor agreement (CLA) with one of its two unions that will become effective when the current agreement expires on August 31, 2025. Cerro Verde will record and pay nonrecurring costs in second-quarter 2024 associated with this agreement. Cerro Verde expects to begin negotiations in the near term with its other union on a new CLA to replace the CLA that expires in August 2024.

(c)	Political situation in Perú -

Beginning in December 2022, heightened tensions, protests and social unrest emerged in Peru following a change in the country’s political leadership. The Company operated at reduced rates from time to time during first-quarter 2023. The Company resumed normal operations in March 2023. A new social protest took place on July 19, 2023, (primarily in Lima) but the Company’s operations were not impacted. The Company continues to monitor the situation with a priority on safety and security.

Notes to the Financial Statements (continued)

(d)	Financial statements approval –

The financial statements for the year ended December 31, 2023, have been approved by the Company’s Management on April 29, 2024, and the subsequence event have been considered thought those date.

The financial statements for the year ended December 31, 2022, were approved and authorized by the Company’s management on April 28, 2023.

2.     Material accounting principles and policies

The material accounting policies applied in the preparation of the financial statements are summarized below:

(a)	Basis of presentation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States dollars (US$) and include the years ended December 31, 2023, 2022 and 2021. Unless otherwise indicated, all values have been rounded to the nearest thousand.

(b)	Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2023 and 2022, and the amounts of reported revenues and expenses for the years ended December 31, 2023, 2022 and 2021.

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

Notes to the Financial Statements (continued)

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

The estimation of recoverable mineral reserves involves numerous uncertainties with respect to the ultimate geology of the ore body, including quantities, grades and recoveries. Estimating the quantity and grade of mineral reserves requires the Company to determine the size, shape and depth of the ore body by analyzing geological data. In addition to the geology, assumptions are required to determine the economic feasibility of mining the mineral reserves, including estimates of future commodity prices, future requirements of capital and production costs, and estimated exchange rates. Revisions in mineral reserve or mineral resource estimates have an impact on the value of mining properties, its related property, plant and equipment, provisions for cost of mine closure, recognition of assets for deferred taxes and depreciation and amortization of assets.

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

(iii) Provision for remediation and mine closure -

The Company assesses its provision for remediation and mine closure quarterly. It is necessary to make estimates and assumptions in determining this provision, including cost estimates of activities that are necessary for the rehabilitation of the site, technological and regulatory changes, interest rates and inflation rates. As discussed in Note 2(j), estimated changes in the fair value of the provision for remediation and mine closure or the useful life of the related assets are recognized as an increase or decrease in the book value of the provision and related asset retirement cost (ARC) in accordance with IAS 16, “Property, Plant and Equipment.”.

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

(c)   Functional and reporting currency -

The functional and reporting currencies of the Company are U.S. dollars

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

Notes to the Financial Statements (continued)

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendent of Banks, Insurance and Pension Fund Administrators. The published exchange rates were S/3.705 for US$1 for buying and S/3.713 for US$ 1 for selling as of December 31, 2023, and S/3.808 for US$1 buying and S/3.820 for US$ 1 for selling as of December 31, 2022. These rates have been applied to the appropriate asset and liability accounts.

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

Notes to the Financial Statements (continued)

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

Silver Sales (Content in Copper Concentrate Sales) -

The Company’s silver sales are provisionally priced at the time of shipment. The Company recognizes revenue and invoices customers in a specific month when it transfers control, which is under the CIF Incoterm based on quoted London Bullion Market Association. The provisional prices are finalized in a future month, according to the period of quotation, which results in an embedded derivative, and presented as gain/loss in trade receivables (see Note 21).

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

Notes to the Financial Statements (continued)

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

Notes to the Financial Statements (continued)

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

When the book value of an asset exceeds its recoverable amount, the asset is considered impaired and is reduced to its recoverable amount. When evaluating the value in use, the future estimated cash flows are discounted to their present value using a before-tax discount rate that reflects current market evaluations of the time value of money and the specific risks to the asset.

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

Notes to the Financial Statements (continued)

As of December 31, 2023, the Company recorded impairment charges of US$3.5 million related to a damaged primary crusher. As of December 31, 2022 and 2021, the Company did not identify any indicators of impairment.

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

The right-of-use assets are also subject to impairment. The Company did not make any impairment adjustments as of December 31, 2023, 2022 and 2021

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

(i)   Exploration, and stripping costs -

Exploration costs -

Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties, are charged to the statements of comprehensive income as incurred.

Stripping cost -

The stripping costs incurred in the production phase are capitalized as a component of property, plant and equipment, net (see Note  7) if the stripping activity improves access to the ore body or enhances an existing asset. The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity. The stripping activity asset is subsequently amortized using the UOP method over the component of the ore body benefitted.

Notes to the Financial Statements (continued)

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

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Company consider the only performance obligation is the delivery of the goods. In determining the transaction price for the sale of copper concentrates and copper cathode, the Company considers the effect of variable consideration and the existence of significant financing components.

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

Notes to the Financial Statements (continued)

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

For provisional pricing arrangements, any future changes to the quotation period are embedded within provisionally priced trade receivables and therefore are within the scope of IFRS 9, “Financial Instruments” and not within the scope of IFRS 15. Given the exposure to the price of raw materials, trade receivables with a provisional price will not pass the test of cash flow characteristics within IFRS 9 and will be required to be measured at fair value with changes in the statement of comprehensive income from the initial recognition and until the settlement date. Subsequent changes in fair value are recognized in the statement of comprehensive income for each period. Changes in fair value during and until the end of the trading period are estimated by reference to the updated forward market prices for copper, as well as taking into account other relevant fair value considerations established in IFRS 13, “Fair Value Measurement,” including adjustments for interest rate and credit risk.

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

Notes to the Financial Statements (continued)

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

(l)  Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The amount of current tax payable or receivable is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the years ended December 31, 2023, 2022 and 2021, the Company was subject to an income tax rate of 32% (see Note 13(b)).

Uncertainty about the treatment of income taxes –

The Company determines whether it considers each uncertain tax treatment separately or in conjunction with one or more other uncertain tax treatments based on the approach that best predicts the resolution of the uncertainty.

The Company makes judgments and estimates when there is uncertainty regarding the income tax treatments (see Notes 6 (b) and 11 (d)).

The Company has uncertain tax positions, mainly related to tailing dams, depreciation of fixed assets, sales commissions with non-related companies and low-value fixed asset acquisitions.

The Company determined, based on its tax compliance and transfer pricing study, that its tax treatments are likely to be accepted by the tax authorities (see Notes 6 (b) and 11 (d)).

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

Notes to the Financial Statements (continued)

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

The amount to be paid for mining royalties will be the greater of (i) a progressive rate ranging of from 1% to 12% of quarterly operating income depending upon the Company’s level of operating margins or (ii) 1% of quarterly sales. Mining royalties calculated on sales are presented in “Other operating expenses.” (see Note 17).

Mining royalties and special mining tax are accounted for in accordance with International Accounting Standard (IAS 12), “Income Tax” because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the statement of financial position.

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

(m)   Benefits to employees -

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

The long-term portion of “Provision for employee benefits” in the statement of financial position includes the estimate of profit sharing determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments” and includes any workers bonuses to be paid in a period greater than 12 months.

(n)   Fair value measurement -

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

(o)   Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years ended December 31, 2023, 2022 and 2021, the Company did not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

(p)   Changes in accounting policies and disclosures –

During the year ended December 31, 2023, the Company applied for the first-time the Amendments to IAS 1 and IFRS Practice Statement 2, “Disclosure of Accounting Policies” and therefore is only disclosing it’s material accounting principles and policies in Note 2.

(q)   Standards issued but not effective -

Below is a summary of the improvements and / or modifications to IFRS that are not yet effective, but would be applicable to the Company:

-	Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants -

In January 2020 and October 2022, the International Accounting Standards Board issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

◾	What is meant by a right to defer settlement.
◾	That a right to defer must exist at the end of the reporting period.
◾	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
◾	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within 12 months.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, and must be applied retrospectively.

The amendments are not expected to have a material impact on the Company’s financial statements.

Notes to the Financial Statements (continued)

(r)   Reclassifications of comparative information –

Management has made reclassifications in the income statement for the year ended December 31, 2022 and 2021, in the item “Financial Expenses and Income,” presenting a credit for the favorable amounts of “Financial Expenses” within this item, which were previously presented as “Financial Income” totaling US$4.9 and US$1.1 million respectively, related to interest on uncertain tax positions.

3.      Cash and cash equivalents

This item is made up as follows:

	December 31,	December 31,
	2023	2022
	US$(000)	US$(000)

Cash in banks	15,560	18,839
Cash equivalents (a)	494,056	534,925

	509,616	553,764
(a)

Cash equivalents as of December 31, 2023 and 2022, includes a portfolio of investments in highly marketable liquid investments (mainly investments classified as “AAA” by Standard & Poor’s and Moody’s) which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are presented in the “Financial income” caption (see Note 18).

Notes to the Financial Statements (continued)

4.     Related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31, 2023	December 31, 2022
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company
FMC (a)	531,978	555,150
Other related parties
Sumitomo (b)	9,902	21,098
Climax Molybdenum Marketing Corporation (c)	1,663	27,069
Sociedad Contractual Minera el Abra	7	—
Embedded derivatives
Embedded derivatives (d)	37,435	91,011

Total accounts receivable from related parties	580,985	694,328

Classification by measurement
Accounts receivables from related parties (subject to provisional pricing)	434,820	509,660
Accounts receivables from related parties (not subject to provisional pricing)	108,730	93,657
Embedded derivatives (d)	37,435	91,011

	580,985	694,328

Accounts payable to related parties
Parent Company
FMC	330	324
Other related parties
Freeport-McMoRan Sales Company Inc.	2,938	2,687
Minera Freeport-McMoRan South America Ltda	182	163
Minera Freeport-McMoRan South America SAC	18	—

Total accounts payable to related parties	3,468	3,174
(a)

Accounts receivable from FMC mainly correspond to sales of copper concentrate and copper cathode. The Company has a long-term agreement with FMC through which it has committed to sell between 70% and 80% of its annual copper concentrate production through December 31, 2021, and will continue in force until one of the parties communicates its intention to terminate with an advance written notice of at least 24 months. Terms of the contract are reviewed annually.

(b)

The Company has a long-term agreement with Sumitomo through which it has committed to sell 21% of its annual copper concentrate production through December 31, 2021, and will continue in force until one of the parties communicates its intention to terminate with an advance written notice of at least 24 months. Terms of the contract are reviewed annually.

(c)

The Company has a long-term agreement with Climax Molybdenum Marketing Corporation (a wholly owned subsidiary of FMC) through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on MWDO and under incoterm CIF from February 1, 2020, through January 31, 2022. A new agreement with the same terms began on February 1, 2022, until January 31, 2023, and will continue in force until one of the parties communicates its intentions to terminate with and written notice.

Notes to the Financial Statements (continued)

(d)	Reflects the embedded derivative adjustment associated with accounts receivable from related parties (see Note 2(d) and 21).

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.27% of total revenues for the year ended December 31, 2023 (0.29% for year ended December 31, 2022 and 0.25% for year ended December 31, 2021). For the years ended December 31, 2023, 2022 and 2021, Freeport granted stock-based compensation to certain key management personnel (see Note 12(d)).

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivable from related parties. As of December 31, 2023, 2022 and 2021, the Company had not recorded any expected credit loss in accounts receivable from related parties.

The following is a summary of the transactions with related entities that affected results (not including copper and molybdenum sales described in Note 14) for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Revenues
Reimbursement of expenses	344	747	65
Supplies	—	2	—
	344	749	65

Expenses
Reimbursement of information technology services	25,055	22,023	16,941
Commissions	11,347	10,550	8,484
Management fee (See Note 15)	3,098	2,540	2,352
Stock-based compensation (a)	2,776	2,502	2,894
Supplies	6	7	—

	42,282	37,622	30,671

(a)

As indicated in the table above, during 2023, 2022 and 2021 the expense for stock-based compensation amounted to US$2.8 million, US$2.5 million and US$2.9 million, respectively. The related payments / settlements totaled US$2.8 million, US$3.4 million and US$2.7 million respectively. This activity resulted in a net decrease of US$0.9 million for the year ended December 31, 2022 and US$0.2 million for the year ended December 31, 2021 in “Other equity contributions” in the statements of changes in shareholders’ equity.

Notes to the Financial Statements (continued)

5.    Inventories

This item is made up as follows:

	December 31, 2023	December 31, 2022
	US$(000)	US$(000)

Current
Materials and supplies (a)	449,168	411,656
Work-in-process (WIP) (b)	170,918	200,969
Finished goods:
Copper concentrate	16,059	23,012
Copper cathode	6,762	10,976
Molybdenum concentrate	600	3,598
	643,507	650,211
Non-current
Work-in-process WIP (b)	302,204	287,218

Total inventories	945,711	937,429
(a)

For the years ended December 31, 2023, 2022 and 2021 the Company recognized a net expense associated with materials and supplies obsolescence of US$12.5 million, US$4.1 and US$3.6 million respectively.

(b)

WIP inventories represent mill and leach stockpiles that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or non-current. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities. For the year ended December 31, 2023, the Company recorded metal inventory adjustments totaling US$1.5 million associated with the write-off of leach stockpiles. For the year ended December 31, 2022, the Company recorded metal inventory adjustments totaling US$7.7 million associated with the write-off of certain long-term mill and leach stockpiles.

Notes to the Financial Statements (continued)

6.    Other non-financial assets

This item is made up as follows:

	December 31, 2023	December 31, 2022
	US$(000)	US$(000)

Current
Value added tax (VAT) credit	39,143	33,014

Non-current
Other receivables (a)	274,029	333,338
Uncertain tax positions (b)	18,252	16,635
Other taxes to be recovered	1,981	1,928
	294,262	351,901

Total other non-financial assets	333,405	384,915
(a)

As of December 31, 2023, represents disbursements made to SUNAT (National Superintendency of Customs and Tax Administration) under protest by the Company through year 2016 of US$192.6 million (US$ 262.3 million as of December 31, 2022), for the years 2015 through 2017 related to customs taxes of US$ 16.2 million (US$15.7 million as of December 31, 2022) and for the year 2018 related to social contributions to EsSalud (Social Health Insurance) of US$ 8.4 million (no balance as of December 31, 2022).

Additionally includes tax credits associated with completion of SUNAT audits through year 2016 of US$56.8 million as of December 31, 2023, and US$55.3 million as of December 31, 2022. According to current tax procedures and the timeframe for resolving these types of claims, management and its legal advisors expect resolution of this matter will be favorable to the Company and amounts will be recoverable (see Notes 13(c) and 13(e)).

(b)

The balance as of December 31, 2023, represents income tax benefits for the years 2017, 2019, 2020, 2022 and 2023 of US$18.3 million determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments” (US$16.6 million as of December 31, 2022, for the years 2017, 2019 and 2020).

Notes to the Financial Statements (continued)

7.    Property, plant and equipment, net

Property, plant and equipment consist of owned and leased assets (right-of-use assets), and cost and accumulated depreciation accounts as of December 31, 2023 and 2022 are shown below:

			Adjustments					Adjustments
	January 1,		and changes in			December 31,		and changes in			December 31,
	2022	Additions	estimates	Disposals	Transfers	2022	Additions	estimates	Disposals	Transfers	2023
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	30,382	—	—	—	2,820	33,202	—	—	—	360	33,562
Buildings and other constructions	2,596,406	—	1,041	(61)	11,063	2,608,449	—	—	(35,964)	100,777	2,673,262
Machinery and equipment	5,098,359	—	(1,041)	(54,732)	155,044	5,197,630	—	—	(49,382)	194,037	5,342,285
Transportation units	33,382	—	—	—	2,995	36,377	—	—	(133)	4,388	40,632
Furniture and fixtures	572	—	—	—	—	572	—	—	—	—	572
Other equipment	35,395	—	—	(58)	885	36,222	—	—	—	182	36,404
Construction in progress and in-transit units (a)	126,527	227,216	(19)	—	(169,459)	184,265	302,302	(2,164)	—	(299,335)	185,068
Stripping activity asset (see Note 2(i))	1,159,829	304,198	—	—	—	1,464,027	344,054	—	—	—	1,808,081
Asset retirement costs (see Note 11(c))	186,296	—	(17,812)	—	—	168,484	—	40,425	—	—	208,909
Right-of-use assets (b)	98,900	4,941	—	(3,137)	(3,348)	97,356	3,946	—	(1,114)	(409)	99,779
	9,366,048	536,355	(17,831)	(57,988)	—	9,826,584	650,302	38,261	(86,593)	—	10,428,554

Accumulated depreciation
Buildings and other constructions (c)	522,381	72,899	655	(14)	—	595,921	74,690	19,912	(32,418)	—	658,105
Machinery and equipment	2,569,972	272,528	(655)	(54,519)	141	2,787,467	290,691	—	(46,980)	123	3,031,301
Transportation units	18,627	2,160	—	—	—	20,787	2,514	—	(120)	—	23,181
Furniture and fixtures	551	21	—	—	—	572	—	—	—	—	572
Other equipment	24,090	3,136	—	(58)	—	27,168	3,118	—	—	—	30,286
Stripping activity asset	791,571	134,186	—	—	—	925,757	133,810	—	—	—	1,059,567
Asset retirement costs	36,914	4,770	—	—	—	41,684	5,464	—	—	—	47,148
Right-of-use assets (b)	30,408	12,708	—	(3,124)	(141)	39,851	11,117	—	(1,114)	(123)	49,731
	3,994,514	502,408	—	(57,715)	—	4,439,207	521,404	19,912	(80,632)	—	4,899,891

Net cost	5,371,534					5,387,377					5,528,663
(a)	As of December 31, 2023, additions to construction in progress and in-transit units primarily relate to (i) mine support equipment (US$80.2 million), (ii) tailings dam projects (US$52.5 million), (iii) projects associated with the capitalization of main components of the mine’s heavy equipment (US$42.9 million), (iv) expansion of a leach pad (US$36.1 million), and (v) a direct flotation reactor technology project (US$21.8 million).

Notes to the Financial Statements (continued)

As of December 31, 2022, additions to construction in progress and in-transit units primarily relate to (i) tailings dam projects (US$55.5 million), (ii) projects associated with the capitalization of main components of the mine’s heavy equipment (US$36.1 million), (iii) mine support equipment (US$32.6 million), (iv) belt replacement projects (US$11.1 million), (v) a direct flotation reactor technology project (US$11.0 million), (vi) the purchase of stators for ball mills (US$10.7 million), and (vii) installation of flotation recovery technology (US$8.5 million).

(b)Set out below are the carrying amounts of right-of-use assets recognized and the movements as of December 31, 2023 and 2022:

	January 1,				December 31,				December 31,
	2022	Additions	Disposals	Transfers	2022	Additions	Disposals	Transfers	2023
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	10,640	216	(365)	—	10,491	—	—	—	10,491
Buildings and other constructions	57,916	1,273	(2,668)	—	56,521	2,283	(591)	—	58,213
Machinery and equipment	30,344	3,452	(104)	(3,348)	30,344	1,663	(523)	(409)	31,075
	98,900	4,941	(3,137)	(3,348)	97,356	3,946	(1,114)	(409)	99,779

Accumulated depreciation
Land	4,629	1,949	(365)	—	6,213	1,661	—	—	7,874
Buildings and other constructions	17,190	7,216	(2,656)	—	21,750	6,205	(591)	—	27,364
Machinery and equipment	8,589	3,543	(103)	(141)	11,888	3,251	(523)	(123)	14,493
	30,408	12,708	(3,124)	(141)	39,851	11,117	(1,114)	(123)	49,731

Net cost	68,492				57,505				50,048

(c)   In 2023, adjustments primarily relate to the depreciation of assets whose depreciation method was changed from UOP to straight-line basis.

Notes to the Financial Statements (continued)

8.    Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, spare parts and services. These obligations are primarily denominated in U.S. dollars, have current and non-current maturities, and do not accrue interest. No guarantees have been granted. As of December 31, 2023, trade accounts payable includes US$ 25.9 million related to capital projects (US$ 35.8 million as of December 31, 2022).

9.    Other accounts payable

This item is made up as follows:

	December 31, 2023	December 31, 2022
	US$(000)	US$(000)

Current
Payroll withholdings (a)	6,707	7,200
Penalties to the Geological, Mining and Metallurgical Institute	3,713	6,547
Social Health Insurance of Peru contribution	2,716	2,469
Mining royalties (see Note 2(l))	2,367	3,309
Miscellaneous interest payable	1,904	1,609
Other	1,840	1,471
Excess of salaries limit of workers profit sharing (b)	—	38,027

Total current	19,247	60,632
(a)

As of December 31, 2023, represents employees withholding income tax US$ 3.0 million (US$ 3.7 million as of December 31, 2022), pension funds of US$ 2.6 million (US$ 2.5 million as of December 31, 2022) and other payroll withholdings of US$ 1.1 million (US$ 1.0 million as of December 31, 2022).

(b)

As of December 31, 2022, corresponded to the estimated balance associated with the excess salaries limit in workers profit sharing (which included interest of US$ 18.8 million). This is related to adjustments of previous years income tax assessments, which were recognized in 2020 mainly as a result of the international arbitration proceeding initiated by the Company (see Note 13 (d)). During the year ended December 31, 2023, the Company made the payment to the Arequipa Regional Government.

Notes to the Financial Statements (continued)

10.   Other financial liabilities (debt)

This item is made up as follows:

	December 31, 2023	December 31, 2022
	US$(000)	US$(000)
Current debt:
Lease liabilities (a)	9,909	7,028

Non-current debt:
Lease liabilities (a)	49,683	56,097

Total other financial liabilities	59,592	63,125
(a)	The lease liability consists of leased land, buildings and other constructions, and machinery and equipment which are used in mine operations.

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2023	2022
	US$(000)	US$(000)

Balance at beginning of the year	63,125	70,120
Additions	3,946	4,957
Accrued interest (see Note 18)	3,685	3,912
Payments	(7,423)	(12,327)
Interest payments	(3,685)	(3,912)
Exchange rate effect	(56)	375

Total lease liabilities	59,592	63,125

For the year ended December 31, 2023, the following are the amounts recognized in profit:

	2023	2022
	US$(000)	US$(000)

Expenses related to variable lease payments, low-value and short-term leases	17,755	13,431
Depreciation charge of right-of-use assets (see Note 7(b) and 15)	11,117	12,708
Interest expense on lease liabilities (see Note 18)	3,685	3,912

	32,557	30,051

The Company has certain lease contracts for machinery and equipment used in mine operations that contain variable payments based on the number of hours that machinery or equipment is used in operations.

Notes to the Financial Statements (continued)

(b)	Revolving Credit Facility -

On May 31, 2022, the Company entered into a US$350 million, senior unsecured revolving credit facility with several banks led by the Bank of Nova Scotia. The revolving credit facility expires on May 31, 2027. In May 2022, the Company borrowed US$325 million on this revolving credit facility, which was repaid using operating cash flows during June 2022. During the year ended December 31, 2022, the Company has recognized debt issuance costs related to the revolving credit facility of US$3.5 million, which are being amortized over the term of the revolving credit facility agreement. For the years ended December 31, 2023 and 2022, the Company recognized interest expense in the statements of comprehensive income of US$1.9 million associated with the revolving credit facility (see Note 18).

Interest on the revolving credit facility is calculated based on the adjusted Secured Overnight Financing Rate plus a spread and credit rate differential adjustment contemplated in the contract, and the undrawn portion is subject to a commitment fee of 0.50%.

Restrictive Covenants –

The revolving credit facility contains certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to earnings before interest, taxes, depreciation, and amortization ratio (which cannot exceed 3.50 to 1) and an interest coverage ratio (which cannot be less than 3.0 to 1), defined by the agreement. As of December 31, 2023, the Company was in compliance with all of its covenants.

Following is the movement of the changes derived from the financing activities for the year ended December 31, 2023 and 2022:

				Long term					Long term
	January 1,			to short term		December 31,			to short term		December 31,
	2022	Additions	Payments	transfers	Others	2022	Additions	Payments	transfers	Others	2023
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Current:
Revolving credit facility	—	325,000	(325,000)	—	—	—	—	—	—	—	—
Senior unsecured credit facility	325,000	—	(325,000)	—	—	—	—	—	—	—	—
Lease liabilities, see Note 10 (a)	7,617	—	(12,327)	11,537	201	7,028	—	(7,423)	10,376	(72)	9,909
Senior unsecured credit facility debt issuance costs	(305)	—	—	—	305	—	—	—	—	—	—

Non-current:
Lease liabilities, see Note 10 (a)	62,503	4,957	—	(11,537)	174	56,097	3,946	—	(10,376)	16	49,683

Total liabilities from financing activities	394,815	329,957	(662,327)	—	680	63,125	3,946	(7,423)	—	(56)	59,592

Notes to the Financial Statements (continued)

11.   Provisions

This item is made up as follows:

	December 31,	December 31,
	2023	2022
	US$(000)	US$(000)

Current:
Provision for legal contingencies (a)	2,139	465
Provision for social commitments (b)	400	3,096
Provision for remediation and mine closure (c)	234	423
Total current	2,773	3,984

Non–current:
Provision for remediation and mine closure (c)	259,610	209,237
Provision for social commitments (b)	9,983	7,303
Provision for legal contingencies (a)	1,087	2,211
Provision for uncertainty over income tax treatments (d)	2,140	615

Total non-current	272,820	219,366

(a)   The provision for legal contingencies is associated with OSINERGMIN (Supervisory Agency for Investment in Energy and Mining) and SUNAFIL (National Superintendence of Labor Inspection) fines, which have been appealed by the Company.

(b)   The provision for social commitments is associated with repaving Alata-Congata Road (US$6.1 million as of December 31, 2023 and 2022) and an irrigation project in La Joya (US$4.3 million as of December 31, 2023 and 2022).

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

The closure plans for its mine site were approved by Resolution No 302-2009 MEM-AAM and its modifications were approved by Resolution No 207-2012 MEM-AAM, Resolution No 186-2014 MEM-DGAAM, Resolution No 032-2018 MEM-DGAAM and its last modification approved with Resolution No 0358-2023 MEM-DGAAM. To date, the Company has issued a letter of credit totaling US$107.9 million as guarantee of the most recently approved plan.

The estimate of remediation and mine closure costs is based on studies prepared by independent consultants and based on current environmental regulations. This provision corresponds mainly to the activities to be performed in order to restore the areas affected by mining activities. The main tasks to be performed include ground removal, soil recovery, and dismantling of plant and equipment.

Notes to the Financial Statements (continued)

Under the closure regulations, the Company must submit a closure plan that includes the reclamation methods, closure cost estimates, methods of control and verification, closure and post-closure plans, and financial assurance. In compliance with the requirement for five-year updates, during the year 2023, the Company submitted its updated closure plan which was approved in December 2023 by the Ministry of Energy and Mines.

The table below presents the changes in the provision for remediation and mine closure:

	2023	2022
	US$(000)	US$(000)

Beginning balance	209,660	222,910
Accretion expense	9,917	4,566
Changes in estimates (see Note 7)	40,425	(17,812)
Progressive mine closure payments in hydrometallurgy process	(149)	—
Exchange rate effect	(9)	(4)

Final balance	259,844	209,660

As of December 31, 2023, the Company’s provision for remediation and mine closure was US$259.8 million (reflecting the future value of the provision for remediation and mine closure of US$579.8 million, discounted using an annual risk-free rate of 4.13%). As of December 31, 2022, the Company’s provision for remediation and mine closure was US$209.7 million (reflecting the future value of the provision for remediation and mine closure of US$477.6 million, discounted using an annual risk-free rate of 4.06%). The Company considers this liability sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

As of December 31, 2023, changes in estimate (increase of US$40.4 million) primarily related to higher future nominal flows. As of December 31, 2022, changes in estimates (decrease of US$17.8 million) primarily relate to changes in the discount rate, partially offset by higher future nominal flows and a change in the escalation rate.

(d)

As of December 31, 2023, represents interest and penalties related to income tax for the years 2018, 2021 and 2022 and related taxes, determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments.” As of December 31, 2022, represents interest and penalties related to income tax for the years 2018 and 2021.

12.   Shareholders’ equity

(a)    Capital stock -

As of December 31, 2023 and 2022, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

The nominal value of the shares is US$2.83 per share.

The quoted price of these shares was US$36.50 per share as of December 31, 2023 (US$29.80 per share as of December 31, 2022).

Notes to the Financial Statements (continued)

As of December 31, 2023, the Company’s capital stock structure is as follows:

Percentage of individual interest in capital	Number of shareholders	Total percentage interest

Up to 1.00	2,273	5.86
From 1.01 to 20.00	1	19.58
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,276	100.00

(b)  Other capital reserves -

Other capital reserves include the Company’s legal reserve, which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital (US$198.1 million as of December 31, 2023 and 2022). The legal reserve must be used to compensate for losses in the absence of non-distributed earnings or non-restricted reserves, and transfers made to compensate for losses must be replaced with future earnings. This legal reserve may also be used to increase capital stock, but the balance must be restored from future earnings.

(c)  Dividend distribution -

Beginning January 1, 2017, dividends paid to shareholders, other than domiciled legal entities, are subject to withholding of income tax at a rate of 5.0%.

At the annual mandatory shareholders meeting held on March 22, 2024, shareholders approved a US$150 million dividend payment (US$0.43 per common share). The total amount of this dividend was applied against retained earnings. This dividend was paid on April 26, 2024, and complied with the withholding tax rules (4.1%).

At a Board Meeting held on November 10, 2023, the distribution of a US$250 million dividend (US$0.71 per common share) was approved. The total amount of this dividend was applied against retained earnings. This dividend was paid on December 14, 2023, and complied with the withholding tax rules (4.1)%.

At a Board Meeting held on July 3, 2023, the distribution of a US$250 million dividend (US$0.71 per common share) was approved. The total amount of this dividend was applied against retained earnings. This dividend was paid on August 3, 2023, and complied with the withholding tax rules (4.1%).

At the annual mandatory shareholders meeting held on March 24, 2023, shareholders approved a US$250 million dividend payment (US$0.71 per common share). The total amount of this dividend was applied against retained earnings. This dividend was paid on April 28, 2023, and complied with the withholding tax rules (4.1%).

At a Board Meeting held on November 16, 2022, the distribution of a dividend of US$250 million (US$0.71 per common share) was approved. The total amount of this dividend was applied against retained earnings. This dividend was paid on December 20, 2022, and complied with the withholding tax rules (4.1)%.

At the annual mandatory shareholders meeting held on March 24, 2022, shareholders approved a US $150 million dividend payment (US$0.43 per common share). The total amount of this dividend was applied against retained earnings. This dividend was paid on April 29, 2022, and complied with the withholding tax rules (4.1)%.

Notes to the Financial Statements (continued)

(d)  Stock-based compensation -

In accordance with the Senior Executive Plan (SEP), stock-based compensation in the ultimate parent (Freeport) is granted to the Company’s senior executives. Amounts presented in “Other equity contributions” in the statement of change in equity totaled US$10.8 million as of December 31, 2023 and 2022. The fair value of stock options is determined using the Black-Scholes-Merton option pricing model. The fair value of restricted share units (RSUs) is based on Freeport’s share price on the grant date. Shares of Freeport’s common stock are issued at the vesting date of RSUs settled in shares. The fair value of performance share units (PSUs) is determined using Freeport’s stock price and a Monte-Carlo simulation model.

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

(b)

Under its current 15-year tax stability agreement, the Peruvian income tax rate applicable to the Company is 32%. As of December 31, 2023, the Company recorded income tax benefits, which it expects to use to offset future income tax provisions or receive as a refund from SUNAT, totaling US$18.3 million (US$16.6 million as of December 31, 2022) (see Note 6 (b)).

For the year ended December 31, 2023, the Company recognized current income tax expense of US$582.4 million (including US$48.7 million of mining royalties, US$47.4 million for special mining, and US$7.5 million for the SRF), and a deferred income tax credit of US$30.6 million, resulting in a total income tax expense of US$551.8 million that has been included in the statements of comprehensive income.

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

Notes to the Financial Statements (continued)

(c)   SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2017 through 2022 are open to examination by the tax authorities. To date, SUNAT has concluded its review of the Company’s income tax through the year 2016 and the Company is in the claim and/or appeal process for the years 2003 through 2016.

As a result of the many possible interpretations of current legislation, it is not possible to determine whether or not future reviews (including reviews of years pending examination) will result in additional tax liabilities for the Company. If management determines it is more likely than not that additional taxes are payable, these amounts, including any related interest and penalties, will be charged to expense in that period. In management’s and its legal advisors’ opinions, any possible tax settlement is not expected to be material to the financial statements.

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

In February 2020, Freeport filed, on its own behalf and on behalf of the Company, international arbitration proceedings against the Peruvian government under the United States-Peru Trade Promotion Agreement. The hearing on the merits was held in May 2023 and the final closing argument took place on July 15, 2023. In April 2020, Sumitomo filed parallel international arbitration proceedings against the Peruvian government under the Netherlands-Peru Bilateral Investment Treaty. The hearing on the merits was held in February 2023.

Notes to the Financial Statements (continued)

(e)   Other assessments received from SUNAT -

The Company has also received assessments from SUNAT for additional taxes (other than the mining royalty and special mining tax explained in Note 13(d) above), including penalties and interest. The Company has filed objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Fiscal year	Taxes	Penalty and Interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	8,162	38,870	47,032
2006	10,844	51,963	62,807
2007	11,579	22,102	33,681
2008	16,906	16,923	33,829
2009	56,039	51,680	107,719
2010	53,566	126,406	179,972
2011	40,940	70,065	111,005
2012	869	7,326	8,195
2013	48,622	71,620	120,242
2014	5,344	706	6,050
2015	3,001	23,816	26,817
2016	61,875	3,360	65,235
2017	5,043	3,078	8,121
2018	4,666	4,250	8,916
2019 - 2022	499	172	671

	327,955	492,337	820,292

As of December 31, 2023, the Company has paid US$819.2 million on these disputed tax assessments. A reserve has been applied against these payments totaling US$545.2 million, resulting in a net receivable of US$274.0 million (US$333.3 million as of December 31, 2022) which the Company believes is collectible and is included in “Other non-financial assets, non-current” (see Note 6(a)) in the statements of financial position for these disputed tax assessments.

(f)   Payments on account of income tax

The Supreme Court, by means of Cassation rulings, has declared unfounded the Company’s request to not apply interest and penalties for omissions to payments on account after the presentation of the annual Income Tax return for the cases of 2005 and 2007. As a result, the Company has recognized the financial impact through 2015 related to penalties, interest on penalties and interest (see Note 17(a) and Note 18(a)). Despite this, in May 2023, the Company filed an amparo proceeding against the Cassation rulings for the 2005 case and in July 2023 for the 2007 case.

Notes to the Financial Statements (continued)

(g)   The Company recognizes the effect of temporary differences between the accounting basis for financial reporting purposes and the tax basis, reconciles income tax expense to the income tax rate and discloses the components of income tax expense. A summary of temporary differences is as follows:

Temporary differences-

	December 31, 2023	December 31, 2022	December 31, 2021
	US$(000)	US$(000)	US$(000)

Deferred Income tax
Assets
Cost of net asset for the construction of the tailing dam	193,378	163,975	139,635
Provision for remediation and mine closure	29,762	25,348	22,620
Unpaid vacations	9,031	10,031	10,078
Provision for mining taxes	4,335	5,200	11,604
Leases	3,007	1,867	709
Other provisions	11,282	10,752	10,647
	250,795	217,173	195,293
Liabilities
Property, plant and equipment depreciation	537,588	557,626	529,124
Stripping activity asset	126,744	80,569	59,673
Valuation of inventories	29,831	28,386	24,960
Embedded derivatives for price adjustment of copper concentrate and cathode	10,822	34,904	3,865
Debt issuance costs	547	763	28
	705,532	702,248	617,650
Net deferred liabilities	454,737	485,075	422,357
Supplementary retirement fund
Deferred liability	5,414	5,716	4,965

Total deferred income tax liability	460,151	490,791	427,322

Notes to the Financial Statements (continued)

Reconciliation of the income tax rate -

For the years ended December 31, 2023, 2022 and 2021, the recorded income tax expense differs from the result of applying the legal rate to the Company’s profit before income tax, as detailed below:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Profit before income tax	1,330,762	1,433,900	1,927,177
Income tax rate	32%	32%	32%
Expected income tax expense	425,844	458,848	616,697
Special mining tax and mining royalties	(32,182)	(31,188)	(46,366)
Gain for uncertainty about treatments of income taxes	(1,617)	(19,667)	(14,379)
Non - deductible expenses	12,744	13,608	14,609
Income tax true – ups	1,267	(11,831)	6,345
Penalties and moratorium interest	40,769	(741)	1,019
Income tax rate change effect on deferred taxes for the change in Peruvian tax law once the current Stability Contract expires	208	1,117	840
Other	1,518	3,055	2,830
Current and deferred income tax	448,551	413,201	581,595
Mining taxes	96,082	88,224	144,895
Supplementary retirement fund	7,165	7,122	9,213

	551,798	508,547	735,703

Effective income tax	41.46%	35.47%	38.18%

Income tax -

The income tax expense for the years ended December 31, 2023, 2022 and 2021, is shown below:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Income tax
Current	582,438	445,078	704,454
Deferred	(30,640)	63,649	31,249
	551,798	508,547	735,703
Mining taxes
Current mining royalty and special mining tax	96,082	88,224	144,895

Supplementary retirement fund
Current	7,467	6,371	8,828
Deferred	(302)	751	385
	7,165	7,122	9,213

Income tax expense reported in the statements of comprehensive income	551,798	508,547	735,703

Notes to the Financial Statements (continued)

14.  Revenues

(a)	This item is made up as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)

Copper in concentrate	891,451	3,219,033	866,703	3,120,448	794,205	3,421,871
Copper cathode	101,617	394,809	101,368	404,115	91,802	394,256
Other (primarily silver and molybdenum concentrate)		529,386		450,732		383,321

Total revenues		4,143,228		3,975,295		4,199,448

Revenues with related parties totaled US$4.0 billion for the year ended December 31, 2023 (US$3.8 billion for the year ended December 31, 2022 and US$4.0 billion for the year ended December 31, 2021).

As described in Note 2(d), the sale of copper, molybdenum and silver in concentrate are provisionally priced at shipment. Adjustments to the provisional prices are recognized as gains and losses in sales of goods through the month of settlement. Adjustments to provisional priced copper and molybdenum sales resulted in decreases in revenue totaling US$53.6 million for the year ended December 31, 2023, an increases of US$ 78.2 million for the year ended December 31, 2022 and a decrease of US$ 88.6 million for the year ended December 31, 2021.

(b)	The following table shows sales by geographic region based on the final destination port:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$(000)	US$(000)	US$(000)

Asia	3,083,051	3,229,797	3,223,191
North America	547,934	386,768	429,330
Europe	401,512	165,871	314,425
South America (primarily Peru)	110,731	192,859	232,502

Total sales	4,143,228	3,975,295	4,199,448

(c)	Concentration of sales -

For the year ended December 31, 2023, 97%, of the Company’s sales were to related entities (FMC, Sumitomo Metal Mining Company and Climax Molybdenum). For the year ended December 31, 2022 and 2021, 95% of the Company’s sales were to these related entities.

Notes to the Financial Statements (continued)

15.  Cost of sales

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$(000)	US$(000)	US$(000)

Materials and supplies	982,616	915,323	698,246
Property Plant and Equipment Depreciation (see Note 7 and 2(g))	530,199	489,700	470,228
Labor (a)	381,761	343,575	425,524
Third-party services	279,923	246,247	220,920
Energy	249,039	243,549	194,982
Variable lease payments, low-value and short-term leases	17,741	13,369	5,806
Change in finished goods inventory	14,165	(10,368)	(6,129)
Change in work in process inventory	13,538	(1,358)	(16,609)
Loss on materials obsolescence, net	12,496	4,053	3,622
Depreciation for right-of-use assets (see Note 7)	11,117	12,708	12,459
OEFA and OSINERGMIN contributions (b)	8,015	9,308	10,334
Management fees	3,098	2,540	2,352
Intangible amortization	2,342	2,342	1,531
WIP stockpile write-offs (see Note 5 (b))	1,527	7,668	—
Cost related to COVID-19 pandemic (c)	817	43,672	89,050
Other costs	47,658	45,439	42,772

	2,556,052	2,367,767	2,155,088
(a)

For the year ended December 31, 2023, labor includes an expense of US$130.9 million related to profit sharing. For the year ended December 31 2022 and 2021 include and expense of US$118.2 million and US$156.2 million respectively coupled with a credit of S$3.1 million and an expense of US$2.6 million, respectively as a result of the recognition of lower contingent liabilities for prior years still open to review by the tax authority).

(b)

The Company is subject to OEFA and OSINERGMIN royalties. These funds are used by these agencies as part of their operating budgets for investment supervision in energy and mining, as well as the environment. The calculation for the OSINERGMIN royalty is 0.14% of invoiced sales and the calculation for the OEFA royalty is 0.10% of invoiced sales for the years ended December 31, 2023, 2022 and 2021.

(c)

For the year ended December 31, 2023, the expense is primarily related to medical response center service for suspected cases of COVID (for the year ended December 31, 2022, the expense is primarily related to medical tests, for the year ended December 31, 2021, the Company recognized expenses of US$89.1 million, mainly for labor costs associated with quartered-personnel at the mine site, including housing costs and medical tests). According to the Peruvian government’s Supreme Decree No. 008-2020, the declaration of COVID as a health emergency expired on May 25, 2023.

In compliance with corporate policies, the Company recognizes administrative costs as an inventory cost (approximately US$32.6, US$44.5, and US$45.3 million for the year ended December 31, 2023, 2022 and 2021 respectively. The effect of this policy is immaterial to the financial statements as a whole.

Notes to the Financial Statements (continued)

16.  Selling expenses

This item is made up of as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$(000)	US$(000)	US$(000)

Copper concentrate freight	145,725	145,597	100,475
Commissions	5,960	5,350	5,009
Cathode freight	4,102	3,831	1,960
Other expenses	2,457	2,595	2,442

	158,244	157,373	109,886

17.  Other operating expenses

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$(000)	US$(000)	US$(000)

Penalties of income tax payments on account (a)	70,045	—	—
Exploration expenses	9,179	4,973	170
Royalty non-income tax (b)	4,488	9,238	—
Impairment of assets	3,546	—	—
Cancellation of projects	2,164	18	195
Optimization and prefeasibility/feasibility studies	1,401	8,905	5,929
Tax contingencies	258	1,078	1,903
Other expenses	138	—	313

	91,219	24,212	8,510
(a)	Corresponds to penalties related to payments on account of income tax from 2006 to 2015 as a consequence of unfavorable tax rulings issued by the Supreme Court (see Note 13(f)).
(b)	Represents current year mining royalties calculated based on revenues according to applicable tax rules (see Note 13(d)).

Notes to the Financial Statements (continued)

18.  Financial expenses and income

Financial Expenses

This item is made up as follows expenses:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$(000)	US$(000)	US$(000)

Interests on income tax payments on account (a)	73,363	—	—
Interest on advance payments of customers	3,901	2,377	708
Interest on leases (see Note 10(a))	3,685	3,912	4,371
Interest on revolving credit facility (see Note 10(b))	1,863	1,880	—
Amortization of debt issuance cost	696	675	955
Interest on senior unsecured credit facility	—	3,196	10,127
Other financial expenses	50	54	364
Interest on excess of salaries limit of workers profit sharing (see Note 9(b))	—	1,527	1,638
Change in estimates of uncertain positions (b)	(433)	(4,921)	(1,107)
Capitalized interest associated to capital projects	(3,584)	(3,084)	(1,997)
Interest on disputed mining royalties	—	—	15,334
Change in estimates related to excess of salaries limit of worker profit sharing (see Note 9(b))	(12,423)	—	—

	67,118	5,616	30,393

(a)   Mainly corresponds to the recognition of interest on penalties and interest related to income tax payments on account for the years 2006 to 2015, as a result of unfavorable tax rulings issued by the Supreme Court.

(b)   For 2022, primarily represents the favorable impact on updated interest related to the completion of 2016 tax audit.

Financial Income

This item is made up of the following income

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	US$(000)	US$(000)	US$(000)

Gain in the fair value of market liquid investment (see Note 3(a))	35,142	11,215	803
Other Interest income	1,143	1,099	910

	36,285	12,314	1,713

Notes to the Financial Statements (continued)

19.   Earnings per share

Basic and diluted earnings per common share have been determined as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021

Profit for the period (US$)	778,964,000	925,353,000	1,191,474,000
Weighted average number of share outstanding (Note 12(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	2.225	2.643	3.404

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

Notes to the Financial Statements (continued)

The table below summarizes the estimated impact on the Company’s profit before income tax as of December 31, 2023, 2022 and 2021, based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 4.235 to US$/pound 4.287 (US$/ US$/pound 4.178 to US$/pound, 4.179 as of December 31, 2022 and US$/pound 4.765 to US$/pound 4.879, as of December 31, 2021), and the 10% decrease is based on copper prices ranging from US$/pound 3.465 to US$/pound 3.507 (US$/pound 3.418 to US$/pound 3.419, as of December 31, 2022 and US$/pound 3.899 to US$/pound 3.992, as of December 31, 2021).

Effect on profit
before income tax
US$(000)

December 31, 2023
10% increase in future copper prices	91,734
10% decrease in future copper prices	(91,734)

December 31, 2022
10% increase in future copper prices	123,181
10% decrease in future copper prices	(123,181)

December 31, 2021
10% increase in future copper prices	140,420
10% decrease in future copper prices	(140,420)

Exchange rate risk -

As described in Note 2(c), the Company’s financial statements are presented in U.S. dollars, which is the functional and presentation currency of the Company. The Company’s exchange-rate risk arises mainly from balances related to tax payments, benefits to employees deposits, other accounts payable and deposits in currencies other than the U.S. dollar, principally soles.

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	increase/decrease	before income tax
		US$(000)

2023
Exchange rate	5%	(28,316)
Exchange rate	(5)%	28,316

2022
Exchange rate	5%	(23,801)
Exchange rate	(5)%	23,801

2021
Exchange rate	5%	(7,782)
Exchange rate	(5)%	7,782

Notes to the Financial Statements (continued)

(b)	Credit Risk -

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2023, the Company’s exposure to the risk of changes in market interest rates has no significant impact considering that the Company had no outstanding bank debt balances.

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

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes, accruals and benefits to employees, as of December 31, 2023 and 2022:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2023
Trade accounts payable (see Note 8)	—	276,541	4,159	1,047	—	281,747
Accounts payable - related parties (see Note 4)	—	2,087	1,381	—	—	3,468
Lease liabilities (see Note 10)	—	1,420	8,489	49,683	—	59,592
Other accounts payable (see Note 9)	—	14,818	4,429	—	—	19,247

Total		294,866	18,458	50,730	—	364,054

As of December 31, 2022
Trade accounts payable (see Note 8)	—	316,460	2,923	1,017	—	320,400
Accounts payable - related parties (see Note 4)	—	1,740	1,434	—	—	3,174
Lease liabilities (see Note 10)	—	1,036	5,992	45,033	11,064	63,125
Other accounts payable (see Note 9)	—	15,293	45,339	—	—	60,632

Total	—	334,529	55,688	46,050	11,064	447,331

(e)	Capital risk -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2023.

Notes to the Financial Statements (continued)

21.  Embedded derivatives

As discussed in Note 2(d), the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2023 and 2022, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2023
	Pounds		Provisional
	payable	Maturity	pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	231,774	January to May 2024	Between 3.588 and 3.840	Between 3.850 and 3.897	34,581
Copper Cathode	5,072	January 2024	3.869	3.850	(95)
Molybdenum	2,173	January to February 2024	Between 15.251 and 17.803	17.395	2,384
Silver	757	January to May 2024	Between 21.568 and 24.910	Between 23.910 and 24.370	565	(a)

					37,435	(b)

			As of December 31, 2022
	Pounds
	payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	320,095	January to May 2023	Between 3.448 and 3.807	Between 3.798 and 3.799	63,335
Copper Cathode	4,187	January 2023	Between 3.808 and 3.817	3.798	(61)
Molybdenum	2,425	January to February 2023	Between 16.677 y 16.935	28.267	27,737

					91,011	(a)

(a)   Beginning January 1, 2023, the Company records the impact of the embedded derivatives related to variation in the price of silver contained in the sale of copper concentrate. As of December 31, 2022 and 2021, the impact of the embedded derivatives related to the variation in the price of silver was immaterial to the financial statements.

(b)   Embedded derivative adjustments are recorded on the statement of financial position in “Trade account receivable – related parties”.

22.  Hierarchy and fair value of financial instruments

Hierarchy:

As of December 31, 2023 and 2022, the only financial assets carried at fair value are embedded derivatives, included in trade accounts receivable and related parties, which are generated by the sale of copper, molybdenum and silver and measured at fair value based on commodity prices. The net value of this embedded derivative as of December 31, 2023, was an asset of US$37.4 million (asset of US$91.0 million as of December 31, 2022). Embedded derivatives are categorized within Level 2 of the fair value hierarchy. The fair value of embedded derivatives is determined using information directly observable in the market (forward prices of metals).

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

Notes to the Financial Statements (continued)

Based on the foregoing, there are no significant differences between the book value and the fair value of financial instruments (assets and liabilities) as of December 31, 2023 and 2022.

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

Under U.S. GAAP, the inventory cost excludes the amortization of production-stripping cost and the inventories are determined using the Last-In-First-Out (LIFO) method.

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

Notes to the Financial Statements (continued)

Under U.S. GAAP, there is no requirement to update the discount rate.

(f)	Mine equipment main components -

Under IFRS, in accordance with IAS 16, the main components associated with mine equipment (primarily engines) are capitalized and depreciated based on the estimated useful lives.

Under U.S. GAAP, the Company’s policy is that those components are charged directly to the statement of comprehensive income at the time are utilized.

(g)	Water truck conversion

Under IFRS, in accordance with IAS 16, the conversion of truck into water truck are capitalized.

Under U.S. GAAP, the Company’s policy is that those conversion costs are treated as operating expense and charged directly to the statement of comprehensive income at the time are performed.

Notes to the Financial Statements (continued)

24.  Reconciliation between net income and shareholders’ equity determined under IFRS and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2023, 2022 and 2021 and to shareholders’ equity as of December 31, 2023, 2022 and 2021 that would be required if U.S. GAAP had been applied instead of IFRS in the financial statements:

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Net profit under IFRS	778,964	925,353	1,191,474
Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization, note 23(a)	(210,244)	(170,012)	(100,662)
Inventories valuation, note 23(b)	(12,728)	(1,077)	(23,831)
Remediation and mine closure, note 23(e)	996	(485)	(148)
Deferred workers’ profit sharing, note 23(c)	25,746	(1,244)	27,749
Lease activity	412	767	1,189
Deferred income tax, note 23(d)	71,534	62,941	38,164
Mine equipment main components, note 23(f)	(8,824)	(11,089)	(13,596)
Water truck conversion 23(g)	348	(7,769)	—
Other	(3,441)	(1,911)	(357)

Net income under U.S. GAAP	642,763	795,474	1,119,982

	2023	2022	2021
	US$(000)	US$(000)	US$(000)

Shareholders’ equity under IFRS	6,680,374	6,651,427	6,127,006
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization, note 23(a)	(748,514)	(538,270)	(368,258)
Inventories valuation, note 23(b)	(255,343)	(242,615)	(241,538)
Remediation and mine closure, note 23(e)	(5,117)	(6,113)	(5,627)
Deferred workers’ profit sharing, note 23(c)	(35,164)	(60,910)	(59,666)
Lease activity	6,036	5,624	4,857
Deferred income tax, note 23(d)	365,814	294,280	231,339
Mine equipment main components, note 23(f)	(47,025)	(38,201)	(27,112)
Water truck conversion 23(g)	(7,421)	(7,769)	—
Stock-based compensation	(10,790)	(10,807)	(11,740)
Other	(5,293)	(1,853)	58

Shareholders’ equity under U.S. GAAP	5,937,557	6,044,793	5,649,319

Notes to the Financial Statements (continued)

25.   New U.S. GAAP Accounting Pronouncements

The new accounting pronouncements applicable to the Company are detailed below:

Accounting Standards Update- ASU 2023-01—Leases (Topic 842): Common Control Arrangements

The amendments in this update for both Issue 1 and Issue 2 are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years.

Accounting Standards Update- ASU 2023-06—Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative Because the effective dates are predicated on the SEC removing its disclosure requirements, the Board decided that the amendments would remain in pending content until the SEC removes the applicable disclosures. The Board decided that it would remove the amendments from the Codification by June 30, 2027, if the SEC’s rulemaking is not completed by that date. The Board requested that the staff continue to monitor the SEC’s rulemaking related to those disclosures, and, if needed, a future Board could revisit the date at which the pending content would be removed from the Codification.

Accounting Standards Update- ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures

For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance.

The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

26.   Subsequent events

Since December 31, 2023, and through the date these financial statements were issued, no material events have occurred that may affect the interpretation of these financial statements.