Form 20-F
period 2024-12-31
BUENAVENTURA MINING CO INC
filed 2025-04-30
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

INTRODUCTION

Presentation of Financial Information

As used in this Annual Report on Form 20-F, or “Annual Report,” unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” “BVN” and “Buenaventura” mean Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States Dollars and references to “S/,” “Sol” or “Soles” are to Peruvian Soles, the legal currency of the Republic of Peru, or “Peru”.

We present our consolidated financial statements (the “Consolidated Financial Statements”) in accordance with IIFRS accounting standards, as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, references to a value denominated in “t” or “tonnes” refer to metric tons; the terms “g” or “gr” refer to metric grams; the terms “oz.” or “ounces” refer to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.1035 grams.

Pursuant to the rules of the United States Securities and Exchange Commission (the “SEC”), this Annual Report includes certain separate financial statements and other financial information of Sociedad Minera Cerro Verde S.A.A., or “Cerro Verde.” Cerro Verde maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with IFRS accounting standards as issued by the IASB.

We record our investment in Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. As of December 31, 2024, 2023 and 2022, our equity interest in Cerro Verde was 19.58%.

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

Glossary of Selected Mining Terms

●	Alteration: Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solution.
●	As: Arsenic.
●	Assay: The chemical analysis of mineral samples to determine the metal content.
●	Brownfield project: An exploration or development project near or within an existing operation, which can share infrastructure and management.
●	Capital Expenditure: All expenditures not classified as operating costs but excluding corporate sunken costs such as acquisition.
●	Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.
●	Concentrate plant: A plant where metal concentration occurs.
●	Composite: Combining more than one sample result to give an average result over a larger distance.
●	Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
●	Crushing: Initial process of reducing ore particle size by impact to render it more amenable for further processing.
●	Cut-off Grade (CoG): The grade of mineralized rock above which it becomes profitable to extract the mineralization.
●	Deposit: A mineralized body that has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved.
●	Development: The process of constructing a mining facility and the infrastructure to support the facility is known as a mine development.
●	Diamond drill: A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections an inch or more in diameter.
●	Dilution: Waste which is rock below an economic cutoff value mined with ore.
●	Dip: Angle of inclination of a geological feature/rock from the horizontal.
●	District: A bounded division and organization of a mining region.
●	Disseminated: Fine particles of mineral dispersed throughout the enclosing rock.
●	Exploration: Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.
●	Fault: The surface of a fracture along which movement has occurred.

●	Gangue: Non-valuable components of the ore.
●	Grade: The measure of concentration of a specific mineral within mineralized rock.
●	Greenfield project: An exploration or development project that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.
●	Host rock: A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur.
●	Hydrothermal: A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution.
●	Igneous: Primary crystalline rock formed by the solidification of magma.
●	Indicated Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.
●	Inferred Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.
●	Intrusion: The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed.
●	Kriging: An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
●	Lithological: Description of the physical characteristics of a rock.
●	Massive: Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit.
●	Measured mineral resource: That part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.
●	Metal Concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.
●	Mineral Reserve: The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of “modifying factors” (which are defined as considerations used to convert mineral resources to mineral reserves, including, mining processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors). Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
●	Mineral resource: A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
●	Mineralization: The concentration of metals and their chemical compounds within a body of rock.

●	Mine site: An economic unit composed of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.
●	NSR: Net Smelter Return is the net revenue that the owner of a mining property receives from the sale of the mine’s metal/nonmetal products less transportation and refining costs.
●	Open pit: Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.
●	Ore: A mineral or aggregate of minerals from which metal can be economically mined or extracted.
●	Oxide: Mineral that has undergone chemical reaction in which the substance has combined with oxygen.
●	Probable Mineral Reserve: The economically mineable part of an indicated and, in some cases, a measured mineral resource.
●	Proven Mineral Reserve: The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.
●	RC: A method of drilling whereby rock cuttings generated by the drill bit are flushed up from the bit face to the surface through the drill rods by air or drilling fluids for collection and analysis.
●	Sedimentary: Pertaining to rocks formed by the lithification of accumulated of sediments, formed by the erosion of other rocks.
●	Siliciclastic: Silica-based sediments, lacking carbon compounds, which are formed from pre-existing rocks, by breakage, transportation and redeposition to form sedimentary rock.
●	Stratigraphy: The study of stratified rocks in terms of time and space.
●	Sill: A tabular igneous intrusion that parallels the planar structure of the surrounding rock.
●	Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.
●	Strike: Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
●	Sulfide: A sulfur bearing mineral.
●	Sustaining Capital: Capital estimates of a routine nature, which is necessary for sustaining operations.
●	Tabular: Said of a feature having two dimensions that are much larger or longer than the third, or of a geomorphic feature having a flat surface, such as a plateau.
●	Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.
●	Tectonic: Pertaining to the forces involved in, or the resulting structures of, tectonics.
●	Tectonics: A branch of geology dealing with the broad architecture of the outer part of the earth, that is, the major structural or deformational features and their relations, origin and historical evolution.

●	Thickening: The process of concentrating solid particles in suspension.
●	Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this report refer to metric tonnes.
●	Total Expenditure: All expenditures including those of an operating and capital nature.
●	TRS: A Technical Report Summary as required by Regulation S-K 1300.
●	Ultramafic: Said of an igneous rock composed chiefly of mafic minerals.
●	Variogram: A statistical representation of the characteristics (usually grade).
●	Vein: An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with the associated replacement of the host rock; also, a mineral deposit of this form and origin.
●	Volcaniclastic: Pertaining to a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

PART I

ITEM 1.Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.Key Information

A.	Selected Financial Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The report of Tanaka, Valdivia & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited) on our Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS accounting standards as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2024	2023	2022

	(US$ in thousands)(1)
Statements of profit or loss data:
Continuing operations
Operating income
Sales of goods	1,147,590	810,961	801,199
Sales of services	7,015	12,884	22,222
Royalty income	—	—	1,381
Total operating income	1,154,605	823,845	824,802
Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(568,482)	(457,354)	(461,942)
Unabsorbed cost due to production stoppage	(2,135)	(19,893)	(23,058)
Cost of sales of services, excluding depreciation and amortization	(3,050)	(6,243)	(3,163)
Depreciation and amortization	(150,821)	(181,039)	(176,781)
Exploration in operating units	(50,884)	(49,229)	(80,796)
Mining royalties	(19,946)	(18,839)	(17,733)
Total cost of sales	(795,318)	(732,597)	(763,473)

Gross profit	359,287	91,248	61,329
Operating income (expenses)
Administrative expenses	(61,340)	(69,183)	(67,728)
Selling expenses	(25,768)	(19,392)	(20,222)
Exploration in non-operating areas	(21,860)	(13,452)	(14,252)
Reversal (provision) of contingencies and others	(596)	6,927	(2,935)
Impairment recovery (loss) of long-lived assets	—	—	19,874
Other, net	195,932	24,973	(15,085)
Total operating income (expenses)	86,368	(70,127)	(100,348)
Operating Profit (loss)	445,655	21,121	(39,019)
Share in the results of associates and joint venture	189,847	152,225	176,270
Foreign currency exchange difference	(9,184)	19,375	26,871
Finance income	12,528	9,057	14,443
Finance costs	(65,397)	(119,254)	(54,136)
Profit before income tax	573,449	82,524	124,429
Current income tax	(103,116)	(69,306)	(15,633)
Deferred income tax	(53,048)	26,312	15,592
Total income tax	(156,164)	(42,994)	(41)
Profit from continuing operations	417,285	39,530	124,388
Discontinued operations
(Loss) profit from discontinued operations (2)	(1,022)	(6,848)	478,547
Net Profit	416,263	32,682	602,935
Profit attributable to:
Owners of the parent	402,689	19,855	602,550
Non-controlling interest	13,574	12,827	385
Net Profit	416,263	32,682	602,935
Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent (3)(4)	1.59	0.08	2.372
Attributable to owners of the parent for continuing operations (3)(4)	1.64	0.16	0.49
Attributable to owners of the parent for discontinued operations (3)(4)	(0.00)	(0.03)	1.88
Statement of financial position data:
Total assets	5,047,903	4,533,799	4,503,227
Capital stock	750,497	750,497	750,497
Total shareholders’ equity	3,559,701	3,169,211	3,162,941
Operating data (unaudited)
Production (5)
Gold (oz)	139,563	147,195	172,764
Silver (oz)	14,659,489	7,912,857	6,826,619
Copper (t)	35,255	35,463	29,088
Proven and probable reserves(6)
Gold (oz)	2,703,678	2,478,316	2,584,263
Silver (oz)	157,770,996	105,151,362	97,559,169
Copper (t)	2,069,421	1,913,819	1,948,620
(1)	Except per share, per ADS, outstanding shares and operating data.
(2)	See Note 1(e) to the Consolidated Financial Statements.

(3)

Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2024, 2023 and 2022, we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares. As of December 31, 2024, 2023 and 2022, we had 271,677 of Investment Shares (as defined below) outstanding, exclusive of 472,963 treasury shares as of December 31, 2024, 2023 and 2022.

(4)

We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted loss per share or ADS.

(5)

The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43% controlling equity interest as of December 31, 2024, 2023 and 2022. Amounts for 2024, 2023 and 2022 exclude production coming from the operating mines classified as discontinued operations.

(6)

The amounts in this table reflect the reserves of all of our consolidated subsidiaries other than Orcopampa (which as of the date of this Annual Report is no longer material), Julcani, La Zanja and Tambomayo, which are not included as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”, and including El Brocal, in which we owned a 61.43% controlling equity interest as of December 31, 2024, 2023 and 2022. SRK Consulting Perú S.A. (“SRK”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for Uchucchacua/Yumpag. SLR Consulting (Canada) Ltd. (“SLR”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for El Brocal and Coimolache. SLR Consulting (Canada) Ltd. (“SLR”), an independent consultant, audited the process used to estimate proven and probable ore reserves for San Gabriel, and SRK Consulting Perú S.A. (“SRK”), an independent consultant, audited the process used to estimate proven and probable ore resources. Mining Plus Peru S.A.C. (“MPP”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for Trapiche. Amounts for 2024, 2023 and 2022 exclude reserves coming from the operating mines classified as discontinued operations. The total amount of reserves does not consider ounces from Pads

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022. The selected financial information as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been derived from Cerro Verde’s financial statements included in this Annual Report. The report of Tanaka, Valdivia, & Asociados S. Civil de R.L. (a member firm of Ernst & Young Global Limited) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS accounting standards as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 24 and Note 25 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2024	2023	2022

	(US$in thousands) (1)
Statements of comprehensive income:
Revenues	4,238,322	4,143,228	3,975,295
Costs of sales	(2,588,779)	(2,563,519)	(2,374,138)
Gross Margin	1,649,543	1,579,709	1,601,157
Operating expenses
Selling expenses	(145,771)	(158,244)	(157,373)
Other operating expenses	(23,688)	(91,219)	(24,212)
Other operating income	5,414	3,406	279

Operating profit	1,485,498	1,333,652	1,419,851
Financial income	40,623	36,285	12,314
Financial expenses	(9,552)	(67,118)	(5,616)
Foreign exchange gain differences, net	1,162	20,476	980
Profit before income tax	1,517,731	1,323,295	1,427,529
Income tax expense	(564,554)	(544,331)	(502,176)
Profit for the year	953,177	778,964	925,353
Basic and diluted earnings per share	2.723	2.225	2.643
Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012
Statement of financial position data:
Total assets	8,034,461	7,930,910	7,993,863
Capital Stock	990,659	990,659	990,659
Total shareholder’s equity	6,783,485	6,680,374	6,651,427
U.S. GAAP
Profit for the year	888,631	642,763	795,474
Total shareholder’s equity	5,976,188	5,937,557	6,044,793
Operating data (unaudited):
Production:
Copper (in thousand of recoverable pounds)	949,463	985,542	973,458
Proven and probable reserves:
Copper (Total Cerro Verde) (in million of contained pounds)	29,171	31,067	32,466
Copper (attributable to the Company based on equity participation) (in million of contained pounds) (2)	5,712	6,083	6,357
(1)Except per share and operating data.
(2)BVN’s equity participation in Cerro Verde was 19.58% for all the years shown.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our and Cerro Verde’s financial performance is highly dependent on the prices of gold, silver, copper and other metals.

The results of our and Cerro Verde’s operations are significantly affected by the market price of specific metals, which are cyclical and subject to substantial price fluctuations. We derive our revenues primarily from the sale of gold, silver, and copper, and in the case of Cerro Verde, in which we have a material equity investment, we derive revenues primarily from copper sales. The prices that we and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including (i) the overall demand for and worldwide supply of gold, silver, copper and other metals; (ii) levels of supply and demand for a broad range of industrial products; (iii) the availability and price of competing commodities; (iv) international economic and political trends; (v) currency exchange fluctuations (specifically, the U.S. Dollar relative to other currencies); (vi) expectations with respect to the rate of inflation; (vii) interest rates; (viii) actions of commodity markets participants; and (ix) global or regional political or economic crises.

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

On December 31, 2024 and March 31, 2025, the morning fixing price for gold on the London Bullion Market was US$2,611 per ounce and US$3,120 per ounce, respectively. On December 31, 2024 and March 31, 2025, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$28.91 per ounce and US$34.06 per ounce, respectively. On December 31, 2024 and March 31, 2025, the London Metal Exchange Spot Price for copper was US$ 8,706 per tonne and US$ 9,673 per tonne, respectively.

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

A future pandemic could have an adverse impact on our and Cerro Verde’s ability to conduct business.

A pandemic outbreak, similar to COVID-19, could lead to workforce reductions due to illness, quarantine measures, or travel restrictions. This may force us or Cerro Verde to limit field operations and shift to remote work, impacting productivity, delaying projects, and increasing operational costs. Additionally, reduced on-site presence could affect safety supervision, equipment maintenance, and overall efficiency, creating challenges similar to those experienced during the COVID-19 pandemic. Any such measures could have a material adverse effect on our and Cerro Verde’s business, prospects, financial condition, results of operations or cash flows.

Economic, mining, and other regulatory policies of the Peruvian government, along with political, regulatory, and economic developments in Peru, may adversely affect our and Cerro Verde’s businesses. Additionally, environmental and other laws and regulations may increase our costs, restrict operations, or cause operational delays.

Our activities and those of Cerro Verde require mining concessions or provisional permits from the Ministry of Energy and Mines (MEM). To maintain these rights, companies must meet minimum production or investment levels and pay annual fees. Failure to meet these requirements for two consecutive years could result in the loss of mining rights. Additionally, we must pay mining royalties and taxes, and the Peruvian government may impose new taxes or royalties, which could negatively affect our financial results. Regulatory changes or stricter enforcement could increase compliance costs or require operational adjustments.

Our operations and those of Cerro Verde are also subject to numerous environmental laws and regulations, and any future environmental protection laws could impose additional costs or constraints. While we are currently in compliance with regulations, future developments may adversely affect our business. Our and Cerro Verde’s ability to obtain and maintain permits and approvals for exploration, development, and operation depends on our approach to creating social and economic benefits for surrounding communities, and delays in obtaining necessary permits could adversely impact our operations.

Our operations are subject to physical challenges related to climate change.

Climate change may have an adverse impact on the regions where our operations and those of Cerro Verde are located. Our and Cerro Verde’s operations are exposed to certain risks due to climate change including droughts, heavy precipitation, extremely high temperatures and severe weather events, such as El Niño and Global El Niño. Extreme weather conditions could disrupt day to day mining operations. For example, flooding may damage the roads we rely on and potentially reduce our productivity, increase our costs and increase the lead times for mineral concentrates and supplies. Additionally, exceptionally high level of precipitation could exceed the capacity of our water treatment plants, which is a risk we factor into operational analysis.

Our operations and results of operations may be affected by international conflicts and terrorist activities.

Our business and operations and those of Cerro Verde may be adversely affected by political tension, hostility and instability caused by conflicts around the world. It is not possible to predict the broader or longer-term consequences of this risk as it could end in the expansion of conflicts into adjacent countries, further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, fuel prices, critical mining commodities, transport issues, currency exchange rates and financial, credit and insurance markets, and others. For example, on February 24, 2022, Russia launched a large-scale military invasion of Ukraine and since then sustained conflict and disruption in the region has occurred and is likely to continue. In response, several countries imposed broad and far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. Regional unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Additionally, this impacted Buenaventura, as the closure of several zinc smelters in Europe in 2022—due to high energy costs driven by the war—led to reduced smelting capacity and higher treatment charges (“TCs”) for zinc concentrates. Key closures included two Nyrstar (Trafigura) smelters in the Netherlands and France, as well as Glencore’s Portovesme facility in Italy. Consequently, annual TCs increased by $70, while spot TCs surged by nearly $200.

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

Our long-term results of operation depend on our ability to replenish our mineral reserves, and we may be unable to replace them as they become depleted by production.

Mineral reserve data only provides an estimate of future operations and is depleted as mining progresses. We use strategies like exploration and acquiring mining concessions to replenish and expand our reserves. If we cannot replace or develop our mineral reserves, our business and prospects could be negatively impacted. Exploration for metals like gold, silver and copper are highly speculative and involves significant risks, often with uncertain outcomes. The process from discovery to production can take years, and the economic feasibility of mining may change during that time. Substantial investments are needed to establish reserves and build necessary facilities, and there is no guarantee that exploration projects will be successful or that our or Cerro Verde’s reserves will be replaced.

Our metals exploration efforts are highly speculative in nature and may not be successful.

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and is frequently unsuccessful. We cannot assure you that our or Cerro Verde’s metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that our and Cerro Verde’s exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

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

Increased operating costs, including higher equipment, energy, and production costs, as well as disruptions in energy supply and shortages of equipment and skilled labor, could adversely affect our profitability and results of operations.

Mining costs can vary due to factors such as ore grade, metallurgy changes, and adjustments to mine plans. Costs are also influenced by the prices of fuel, electricity, and labor, which can be volatile and affect profitability. The global increase in mining activity has led to higher demand and costs for equipment, supplies, and skilled labor, impacting operating and capital budgets, and potentially delaying expansion projects. Energy, a significant part of our production costs, is mainly sourced from electricity, petroleum products, and natural gas. Disruptions in energy supply or inability to procure energy at reasonable prices could affect profits and growth opportunities. Additionally, prices of commodities used in our and Cerro Verde’s operations, such as cyanide and explosives, can fluctuate due to market conditions, potentially reducing profitability and increasing capital costs for new projects. Furthermore, global inflation could increase overall operating costs, putting additional pressure on supplies, labor, and energy expenses, which could further strain profit margins and expansion plans.

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

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$99.0 million updated at the exchange rate of December 31, 2024) which, when accounting for alleged penalties and fees at the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$559.0 million based on the exchange rate corresponding to December 31, 2024).

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,584,227,000 (equivalent to US$420,219,000 based on the exchange rate corresponding to December 31, 2024). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$51,299,000 based on the exchange rate corresponding to December 31, 2024). For fiscal year 2010, as a result of a deferral and installment, the total amount paid was S/356,691,000 (equivalent to US$94,613,000 based on the exchange rate corresponding to December 31, 2024).

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

As part of the assessment of the status of the process as of 2023, the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, for which it was recognized with effect on the results of the year a liability due to a claim to the Tax Administration for S/420,231,000 (equivalent to US$111,823,000) regarding the portion of accounts receivable related to such carry-forwarded losses.

The aforementioned liability does not represent a withdrawal from the process, as the process is still ongoing. Furthermore, it does not involve a cash outflow, as it is related to a total payment made in previous years and recognized in accounts receivable.

In March 2024, the Supreme Court notified the cassation ruling that declared unfounded the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007. In April 2024, the Company and its representing lawyers filed an amparo lawsuit requesting the annulment of the cassation ruling due to violations of constitutional principles and rights; the principle of retroactivity of the law, the principle of legal certainty, and the principle of legality. As a subsequent request, they are asking the Supreme Court to issue a new ruling without committing the alleged violations.

We will continue to pursue appeals on this matter in Peruvian courts. These legal proceedings may be costly and time consuming and there can be no guarantee in respect of the final outcome of these proceedings or that SUNAT will not bring future claims against us.

See Note 31 (d) and 7(c) of the Consolidated Financial Statements for additional information.

We may be adversely affected by labor disputes.

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations.

As of December 31, 2024, unions represented approximately 17.6% of our and our subsidiaries’ employees, including Coimolache’s employees and contractors. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

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

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our and Cerro Verde’s results of operations and financial position. Despite this, we have installed geotechnical instrumentation according to indications of consultants, reviewers and engineers of record. We also monitor instrumentation according to operation manuals of each component and recommendations of specialists. All these implementations have been carried out following Peruvian laws and international standards for such as The Canadian Dam Association (CDA) for designs in tailings facilities and The Mining Association of Canada (MAC) for management of tailings facilities. Both standards consider the entire life cycle of tailing facilities, from the conception, through the design, construction, operation, closure and post-closure.

We rely on contractors to conduct a significant portion of our operations and mine development projects.

A significant portion of our and Cerro Verde’s operations and mine development projects are currently conducted by contractors. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

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

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our and Cerro Verde’s results of operations and financial position.

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

As of December 31, 2024, we have a 19.58% partnership interest in Cerro Verde and no longer hold any interest in Yanacocha. On February 8, 2022, the Company sold the entirety of its stake in Yanacocha to Newmont. We also hold 19.88% of Tinka Resources Limited. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

Credit rating agencies could downgrade our ratings either due to factors specific to Buenaventura, a prolonged cyclical downturn in the precious metals mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. Currently, Buenaventura is rated “BB” by Fitch, “Ba3” by Moody’s Investors Service, and “BB-” by S&P Global Ratings.

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

The rupture of a tailings dam or similar structure may cause severe damages. Currently, the Company owns 15 tailings dams, consisting of 1 under construction, 5 active and 9 inactive (those in the process of being closed or remediated) tailing dams, and other geotechnical structures like water dams, dumps, open pits, and leaching pads. All active, the one under construction, and three of the inactive tailings dams were built using the “downstream” raising method or were raised with filtered/compacted tailings. The remaining inactive tailings dams were built using the “upstream” raising method, which could present stability risks, especially related to liquefaction.

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

Our and Cerro Verde’s business is subject to a significant number of laws and regulations in Peru and the United States, including without limitation, those pertaining to anti-bribery and anti-corruption, such as Peru’s Law 30424 – Law that Regulates the Administrative Liability of Legal Entities in Criminal Process, as amended, the Foreign Corrupt Practices Act (“FCPA”) and the applicable sanctions imposed by the United States Treasury’s Office of Foreign Assets Control (“OFAC”).

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

Both Compañía de Minas Buenaventura and Cerro Verde conduct their mining operations exclusively in Peru. Consequently, the political and social instability that periodically affects Peru, as well as the severe weather events that primarily impact the north coast and center of the Peruvian territory impacts our and Cerro Verde’s business, financial condition and mining activity results.

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

President Castillo faced three presidential vacancy processes to remove him from office based on charges related to tax investigations, links to individuals related to radical left factions, and ties to a shadow power group, among others. The third presidential vacancy vote scheduled for December 7, 2022, was expected to fail for lack of sufficient support. However, on December 7, 2022, President Castillo announced the dissolution of Congress and establishment of an exceptional emergency government in an attempted “self-coup”. On the same day, Congress vacated Castillo and inaugurated Dina Boluarte as the first female president of Peru.

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

More than 60 Peruvians, including a police officer, died during three months of widespread violence in the country at the beginning of 2023. Public and private institutions, such as banks, police stations, supermarkets, municipalities, airports and even the homes of some officials were attacked by radical groups. Likewise, important facilities in the mining-energy sector, such as Camisea (Cusco), Julcani (Huancavelica), and Antapaccay (Cusco) suffered acts of vandalism.

Currently, Peruvian authorities are investigating President Boluarte for unlawful enrichment and on March 29, 2024, Peruvian police raided her residence. Following the raid nearly a third of her cabinet resigned and Congress approved her third cabinet in 16 months. Since then, there also been two attempts to bring a presidential vacancy process against Boluarte to debate, which were rejected. It is currently unclear what the result of the investigations will be or whether there will be other attempts to remove Boluarte from office or the impact of those events on the political, social and economic situation in Peru and ultimately our business.

Political and social instability may increase in Peru, taking into consideration that general elections to elect the president of the republic, two vice-presidents and members of the congress for 2026-2031 will take place on April 2026, including election of a senate after several decades. A high number of political parties and groups will participate in the election campaign, and it is likely that no presidential candidate will achieve a clear majority to be nominated in the first round, giving place to a ballotage presidential run-off. On March 26, 2025 Boluarte has called for such elections and thereafter new presidential vacancy processes could be started.

Climatic phenomena in Peru, such as El Niño, earthquakes, and floods, can have a material and adverse impact on economic activities, infrastructure, and our operations.

Peru has historically faced natural phenomena such as earthquakes, geological events, floods, and droughts. A major earthquake could damage critical infrastructure, while El Niño and Global El Niño can cause heavy rainfall, flooding, and mudslides, impacting access to facilities. These events may lead to property and equipment damage, service disruptions, and uninsured losses, potentially affecting our and Cerro Verde’s operations. Additionally, if a significant number of employees were impacted, business continuity could be compromised.

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

As of March 31, 2025, Antofagasta plc and two of our directors (and their families), Roque Benavides and Raul Benavides (collectively, the “Benavides Family”) held an aggregate of approximately 35% of Buenaventura’s outstanding share capital (including outstanding Common Shares and investment shares with a nominal (par) value of ten Peruvian Soles per share, which do not entitle their holders to voting rights (“Investment Shares”)). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate.

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

A sale of a substantial number of shares by our major shareholders could have an adverse impact on the price of our Common Shares and ADSs.

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

ITEM 4.      Information on the Company

BUENAVENTURA

A.History and Development

Overview

We are Peru’s largest publicly traded precious metals company in terms of market capitalization as of December 31, 2024 and we are engaged in the exploration, mining and processing of gold, silver, copper and (to a lesser extent) other metals in Peru. We currently operate El Brocal (Colquijirca-Macapunta), Uchucchacua/Yumpag, Orcopampa, Tambomayo, Julcani, and La Zanja mines and have a non-controlling interest in the Coimolache mine. We also own an electric power transmission company, a hydroelectric plant and a processing plant, as well as non-controlling interests in several other mining companies, including a significant ownership interest in Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. For the year ended December 31, 2024, our consolidated operating income were US$1,154.6 million and our consolidated net profit was US$416.3 million.

Discontinued operations. On February 7, 2022, Buenaventura entered into definitive agreements to sell the entirety of its interest in Yanacocha for cash consideration of $300,000,000 to Newmont, as well as contingent cash payment linked to (i) production of the Sulphides Project that Newmont plans to develop at Yanacocha and (ii) potential future increases in mineral prices. Collectively, such contingent payments can potentially amount to an additional $100,000,000. On February 8, 2022, Newmont paid us the initial $300,000,000 cash consideration owned. The gain for the sale in the Yanacocha investment was presented as a discontinued operation during 2022. As of December 31, 2024, Buenaventura have classified 2 mining units as units with discontinued operations: Poracota and Shila-Paula. See Note 1 (e) and Note 2.4 (v) to the Consolidated Financial Statements.

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua/Yumpag, Julcani, Tambomayo, El Brocal, La Zanja, Coimolache and Cerro Verde mines for the year ended December 31, 2024:

		Total Production (unaudited)						Buenaventura’s Equity Share of Production (unaudited)
	Buenaventura’s
	Equity	Silver	Gold	Lead	Zinc	Copper	Molybdenum	Silver	Gold	Lead	Zinc	Copper	Molybdenum
UNIT	Ownership	(Oz)	(Oz)	(t)	(t)	(t)	(t)	(Oz)	(Oz)	(t)	(t)	(t)	(t)
Orcopampa	100.00%	29,493	70,892	—	—	—	—	29,493	70,892	—	—	—	—
Uchucchacua/Yumpag	100.00%	10,487,480	—	13,751	21,205	—	—	10,487,480	—	13,751	21,205	—	—
Julcani	100.00%	1,402,787	4,504	727	—	—	—	1,402,787	4,504	727	—	—	—
Tambomayo	100.00%	1,412,092	33,896	4,058	5,262	—	—	1,412,092	33,896	4,058	5,262	—	—
El Brocal	61.43%	2,122,743	23,646	—	1,985	56,524	—	1,304,001	14,526	—	1,219	34,723	—
La Zanja	100.00%	23,637	15,746	—	—	—	—	23,637	15,746	—	—	—	—
Coimolache	40.09%	236,082	48,120	—	—	—	—	94,655	19,293	—	—	—	—
Cerro Verde	19.58%	3,599,132	—	—	—	430,669	9,055	704,710	—	—	—	84,325	1,773
Total Production		19,313,446	196,804	18,536	28,452	487,194	9,055	15,458,855	158,857	18,536	27,686	119,048	1,773

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

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru in order to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs which were designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja, Breapampa and Tambomayo mines.

Over the last 45 years, we have held an interest in Sociedad Minera El Brocal S.A.A., or “El Brocal,” located in Cerro de Pasco, where we currently own a 61.43% stake and manage the operation. El Brocal operates two mines: Colquijirca, a polymetallic open-pit mine, and Marcapunta, an underground mine that produces copper.

This year, we began operations at Yumpag, a silver mine located in Pasco, which utilizes the nearby Uchucchacua plant for mineral processing. We are also in the construction phase of our San Gabriel mine, with operations expected to begin in mid-2025. San Gabriel will be an underground gold and silver mine, with doré bars as the final product.

From the beginning of its operations in 1993, we held a 43.65% interest in Minera Yanacocha S.R.L., one of South America’s largest open-pit gold mines, operated by Newmont Mining Corporation. In 2022, we sold our stake to refocus on our asset portfolio, reduce financial debt, and enhance shareholder returns.

In addition, we made significant equity investments in Cerro Verde, which operates an open-pit copper mine in Peru, and Coimolache, which owns the Coimolache gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold, silver and copper.

Business Strategy

Our strategy is to maximize the Issuer’s value by operating mines with strong and sustainable cash generation. To achieve this, we focus on developing operations that meet the following criteria: (i) positioned near the second quartile of the cost curve, (ii) with a mine life (LOM) exceeding five years for underground operations and over ten years for open-pit operations, and (iii) generating Adjusted EBITDA margins of more than 30% on an average LOM basis.

Our current revenue mix consists of 55% precious metals and 45% base metals. We plan to conduct future exploration programs to maintain a well-diversified metal portfolio.

Regarding leverage, the Issuer has successfully reduced its consolidated net debt (defined as consolidated debt less cash and cash equivalents, excluding any amount listed in the Issuer’s consolidated statement of financial position as “restricted” on such statement of financial position) to Adjusted EBITDA ratio from 3.60:1 as of December 31, 2021 to 0.34:1 as of September 30, 2024. The Issuer’s goal is to maintain a leverage ratio below 2.00:1.

In line with its financial strategy, the Issuer has secured the necessary liquidity to fund its CAPEX programs for the coming years. As part of this strategy, on August 13, 2024, Buenaventura, together with its subsidiary Compañía Minera Condesa S.A. (Condesa), sold their holdings in their jointly-wholly owned subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca (Chaupiloma), the collector of royalties from the Yanacocha mine, to Compañía de Regalías del Perú S.A. (a subsidiary of Franco-Nevada Corporation). Buenaventura and Condesa received a total cash payment of US$210 million (US$70 million and US$140 million corresponding to the Company and Condesa, respectively) upon closing on August 13, 2024, and, subject to satisfaction of the condition that the Conga project achieves commercial production for a full year prior to the twentieth anniversary of closing of the transaction, Buenaventura is entitled to receive a contingent payment in an amount equal to 118,534 common shares of Franco-Nevada or US$15 million in the event that Franco-Nevada is no longer a public company listed on any stock exchange.

We are actively engaged in exploration and mine development programs and are involved in several mining exploration projects with Southern Copper Corporation, Freeport-McMoRan Inc., and Tinka Resources Limited. Additionally, we are focused on enhancing the efficiency and capacity of our mining operations. We are committed to our social and environmental responsibilities and strive to excel in the prevention, mitigation, and rehabilitation of mining-related impacts.

Maintaining an Active Exploration Program

During the years ended December 31, 2024, 2023 and 2022, our “exploration in non-operating areas” expenses and “exploration in operating units” expenses were as follow:

	Year ended December 31,
	2024	2023	2022

	(US$ in thousands)
Exploration in non-operating areas
Marcapunta	7,966	4,095	4,008
Emperatriz	4,000	3,958	5,243
El Faique	1,434	614	—
Don Jorge	1,431	208	131
Tajo Norte	1,425	—	—
Anamaray (Uchucchacua)	891	—	—
San Gabriel	623	1,148	282
Trapiche	468	—	—
Ccelloccasa	—	151	1,748
Other, net	3,622	3,278	2,840
Total exploration in non-operating areas	21,860	13,452	14,252

Exploration in operating units
Uchucchacua/Yumpag	16,013	24,423	32,592
Orcopampa	7,460	6,071	11,594
Julcani	11,691	6,990	6,747
Tambomayo	5,223	3,446	9,980
Colquijirca	10,497	7,761	16,671
La Zanja	—	538	3,212
Total exploration in operating areas	50,884	49,229	80,796

In 2025 we intend to invest approximately between US$ 35 and US$ 40 million in exploration in operating units (mainly in Uchucchacua and El Brocal) and between US$ 19 and US$ 25 million in exploration in non-operating areas.

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

Buenaventura recognizes the increasing relevance of climate change for Peru and the areas where our mining operations are conducted. In response to this challenge, our company has continued its assessment of climate change-associated risks, expanding the analysis to incorporate updated climate data and forecasts provided by national institutions, as well as direct monitoring from our operational units. This approach allows us to evaluate potential climate-related impacts on our operations and to take preventive measures that ensure business continuity and environmental responsibility.

Buenaventura proactively aligns its sustainability efforts with international best practices, including recommendations from the Task Force on Climate-related Financial Disclosures (“TCFD”). Buenaventura has strengthened its alignment with the TCFD recommendations through an updated gap assessment that identifies key areas for improvement. This process has resulted in a strategic roadmap for compliance, prioritizing climate governance, risk management, and climate-related financial disclosures.

We have enhanced our analysis of long-term climate risks by refining the assessment of physical risks at each of our mining operations. This assessment follows the methodology proposed by the Intergovernmental Panel on Climate Change (IPCC) and considers two climate scenarios—SSP1-2.6 and SSP5-8.5—across three time horizons: baseline, 2030, and 2050. These results will guide our adaptation and mitigation strategies moving forward.

Regarding greenhouse gas (GHG) emissions management, Buenaventura remains committed to a low-emission operational strategy. According to our 2023 corporate carbon footprint inventory, total GHG emissions reached 406,199.93 tCO₂e with a location-based approach and 349,959.91 tCO₂e with a market-based approach. This represents a slight variation from previous years, largely influenced by operational adjustments and energy procurement strategies. In line with our sustainability commitments, we have outlined our renewable energy consumption strategy for our mining operations. Our continued investment in cleaner energy sources aligns with our long-term goal of reducing our carbon footprint while maintaining operational efficiency.

Regarding physical climate risks, Buenaventura’s operations continue to be exposed to physical risks that are carefully monitored, and mitigation strategies are continuously improved to ensure the safety of our workforce and the resilience of our infrastructure.

The analysis identified the main risks associated with the Mining Units (MUs) as follows:

●	An increase in indicators associated with extreme heat is projected for 2030 and 2050 in all MUs in both scenarios evaluated.
●	Water stress risks for all MUs evaluated present a minimum baseline exposure level, considering the low materialization of impacts in areas with high water availability, and a moderate risk level for the La Zanja, Coimolache, Colquijirca, and Ucchuchacua MUs for an SSP5-8.5 climate scenario by 2050.
●	In all MUs, the risk of extreme cold decreases by 2030 and 2050 compared to the baseline due to rising global temperatures.
●	Indicators of flooding due to river overflows and flooding due to extreme rainfall were classified as low risk in the La Zanja, Coimolache, and Orcopampa MUs and moderate risk in the Colquijirca, Tambomayo, Uchuchaccua, and Julcani MUs.

In terms of transition risks, Buenaventura faces potential regulatory, technological, and market-related challenges as part of the shift to a low-carbon economy.

●	Regulatory Risks: Changes in carbon pricing mechanisms and environmental regulations could impose additional costs on mining operations.
●	Technological Risks: The transition to cleaner technologies may require significant investments, and existing processes may become obsolete.
●	Market Risks: Evolving investor and consumer preferences may increase demand for sustainable mining practices and low-emission mineral production.

Climate change adaptation remains a priority for Buenaventura. We continue to strengthen the resilience of our infrastructure against extreme weather events by actively monitoring climate projections through 2050 and adjusting operational strategies to mitigate potential disruptions. To enhance our preparedness, we are improving early warning systems, implementing annual rainy season plans, upgrading and continuously monitoring infrastructure, and integrating climate risk considerations into corporate planning.

Our key objectives include efficient and sustainable water management, reducing emissions at the source, and long-term operational sustainability through investments in cleaner technologies, renewable energy, and energy efficiency improvements.

We actively engage with stakeholders to ensure transparency in our climate strategy, emissions data, and risk management approaches. Our reporting aligns with global sustainability standards, reinforcing our commitment to responsible mining and corporate environmental stewardship.

As we move forward, Buenaventura will continue strengthening its climate strategy through ongoing risk assessments, emission reduction initiatives, and stakeholder engagement efforts. We remain committed to aligning our business practices with global sustainability trends while maintaining our operational resilience in the face of climate-related challenges. Through these actions, we reinforce our position as a responsible mining company dedicated to environmental stewardship and sustainable growth.

Mining Operations

Map 1. Mines and Properties in Peru.

-80º
-75º
-70º
0º
-5º
-10º
-15º
VENEZUELA
COLOMBIA
ECUADOR
BRAZIL
BOLIVIA
PACIFIC
OCEAN
CHILE
ARGENTINA
N
COLOMBIA
BRAZIL
Coimolache
MLZ-Sulfide
La Zanja
Yumpag
El Brocal
Uchucchacua
Rio Seco
PACIFIC
OCEAN
Huanza
Julcani
Trapiche
Orcopampa
Tambomayo
Don Jorge
Chaska
San Gabriel
BOLIVIA
CHILE
BUENAVENTURA MINING PROPERTIES
MINES
PROJECTS
OTHERS
0
250
500
Km
Esri, USGS

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

History

The first mining operations date back to colonial times. The district was abandoned from 1842 until 1910, when the Orcopampa Mining Union was formed to continue mining. In 1960, we became interested in the area, and in 1962, exploration began in Orcopampa, with work resuming in the Tudela area and studies in Manto. The results of our initial work concluded with the signing of a lease agreement with the Orcopampa Mining Union and consequently with the construction of a 300 - ton concentrator plant, which began operating in 1967 under an agreement with the Orcopampa Mining Union for royalties. We have maintained our operations at the site since that date.

Title, leases and options

The Orcopampa mine operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2024, we made lease payments of US$15.8 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

Mineralization

The Orcopampa mine consists of an epithermal gold telluride deposit, hosted into lava flows and domes of Sarpane complex (calc-alkaline to high potassium), of early Miocene to Holocene, which forms part of the tertiary metallogenic belt of Southern Peru (Au-Ag).

Operations and infrastructure

Mining at Orcopampa is conducted underground using cut-and-fill methods. Mine ore is processed by the carbon-in-leach and flotation methods in a plant located in Orcopampa. Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Orcopampa is obtained from a lake and local river.

The mining method in Orcopampa’s underground mine is conventional and mechanized cut and fill (Breasting), this method is used to mine ore veins thickness from 0.9 to 5m. Mining is done by us and a service contractor. The equipment used for development and exploration includes single-arm jumbos, bolters, scaler and scoop loaders (4yd3). The equipment used for conventional production are jacklegs, micro-electrical scoops (0.52yd3) and for mechanized are single-arm jumbos and diesel scoop loaders (2.5yd3). Ore haulage to surface is done with 10 m3 underground tipper trucks and 40m3 loading pocket in Nazareno’s and Prometida’s Shaft. Ore is taken to the process plant with 15 m3 tipper trucks.

Production

The Orcopampa mine is in the production stage and has a treatment plant capacity of 3,000 tonnes of ore per day. The table below summarizes the Orcopampa mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was higher than in 2023 to compensate for the lower average grade of mined ore; however, we expect production in 2025 to be lower than in 2024.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	339,573	288,104	236,505
Average ore grade
Gold grade (g/t)	6.92	9.34	10.01
Silver grade (g/t)	4.67	4.42	5.71
Metal contained in concentrates production
Gold (Oz)	70,892	83,239	74,478
Silver (Oz)	29,493	30,164	32,124
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,228	951	913
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	14.39	10.96	11.32
Capital Expenditures (in millions of US$)	2.4	4.5	3.6

Mineral Reserves and Mineral Resources

Despite all the exploration efforts in recent years at Orcopampa, we have not successfully replenished reserves and resources at the same rate as we have been producing. Company management considers the Orcopampa nearly depleted but deems the depletion immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this Annual Report. Orcopampa has approximately 1 more year of LOM and therefore the Company will discontinue reporting of reserves and resources in respect of the Orcopampa property going forward.

The total book value for the Orcopampa property and its associated plant and equipment was US$13.9 million as of December 31, 2024.

Uchucchacua/Yumpag

Location and means of access

The Uchucchacua/Yumpag mine is wholly owned and operated by Buenaventura. Operations began in 1975 and Uchucchacua/Yumpag remains our largest single source silver production. The mine has been temporarily closed from October 2021 due to the operational problems that were aggravated by the COVID-19 pandemic, including delays in the preparation and exploration of the mine. The mine resumed its operations in September 2023. Uchucchacua is located in the province of Oyón, in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. Yumpag is located in the province of Daniel Alcides Carrión, in the department of Pasco, approximately 325 kilometers northeast of the city of Lima at an altitude of 4,500 meters above sea level. The mine site is accessible through the Panamericana Norte highway, following the Lima - Huacho - Sayán - Churín - Oyón - Uchucchacua route for a distance of 283 kilometers.

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

Mineralization

The Uchucchacua mineral structures, which include the Uchucchacua and Yumpag mines, are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver content.

Operations and infrastructure

Uchucchacua is an underground mine with mechanized bench-and-fill and cut-and-fill mining methods. This method is used to mine ore veins thickness from 1.0 to 3.5 m. Mining is done by us and a service contractor, the equipment used for development and exploration includes single-arm jumbos, bolters, scaler and scoop loaders (4yd3). The ore is transported by 10m3 dump trucks from the loading pockets to the Luz and Master Shafts. Ore haulage to surface is done with locomotive to the process plant.

Yumpag is mined with mechanized sub-level stopping (SLS) and Over Drif and Fill (ODF) mining methods. SLS method is used to mine ore veins thickness from 4.0 to 10m approx.. and ODF method is used galerys 4x4m with a variable length. The mining advance sequence in ODF method is ascending with primary and secondary stopes drifts, filled with cemented rockfill or waste fill. The equipment used for development and exploration includes jumbos, bolters, scalers and scoop loaders (6 yd3). Ore haulage to surface is done with 15 m3 underground dump trucks. The mineral is transported to the Colquicocha stockpile (Uchuchacua mine), to be subsequently processed.

Ore is processed at a mill located at Uchucchacua. The mill has a rated capacity of 4,200 tonnes per day and utilizes differential flotation to obtain a lead-silver concentrate and a zinc concentrate. Electric power is obtained from the Peruvian national electricity grid, a hydroelectric plant and a diesel generator. Water for operations at Uchucchacua is obtained from three local lakes.

During 2024, the Rio Seco manganese sulphate plant operated with supply of silver manganese concentrate from the Yumpag mine. A pilot plant was built to produce battery grade manganese sulphate and is currently working towards market specifications. A Metallurgical Laboratory is also in operation to support BVN’s operations and projects.

Production

The table below summarizes the mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	818,886	171,471	—
Average ore grade
Silver grade (g/t)	438.78	519.08	—
Zinc Grade (%)	4.99	2.19	—
Lead Grade (%)	3.01	1.28	—
Metal contained in concentrates production
Silver (Oz)	10,487,480	2,595,038	—
Zinc (t)	21,205	2,763	—
Lead (t)	13,751	1,962	—
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	13.41	19.92	—
Cost applicable to sales per ton of zinc (US$/t-Zn)	1,724	3,046	—
Cost applicable to sales per ton of lead (US$/t-Pb)	1,027	1,996	—
Capital Expenditures (in millions of US$)	29.7	52.1	31.2

Mineral Reserves and Mineral Resources

The Uchucchacua/Yumpag Mineral Reserves are estimated at an NSR cut-off value between 56.5 US$/t to 91.6 US$/t. A minimum mining width of 0.9 to 25m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of silver: 24 US$/oz, lead: 1,900 US$/t, zinc: 2,400 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 89.89% for silver, 79.7% for lead and 56.5% for zinc. The current LOM plan continues through 2034. The total book value for the Uchucchacua/Yumpag property and its associated plant and equipment was US$172.5 million as of December 31, 2024.

Uchucchacua/Yumpag – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	881,031	511.83	1.96	1.17	14,497,882	17,281	10,272
100%	Probable	6,441,160	488.81	1.87	1.10	101,227,723	120,427	70,874
	Subtotal	7,322,191	491.58	1.88	1.11	115,725,605	137,708	81,146

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Uchucchacua/Yumpag Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the LOM plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral reserve and mineral resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Uchucchacua/Yumpag Technical Report Summary.

Uchucchacua/Yumpag – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Proven	233,240	7,071,958	2,312	478
Probable	1,766,531	32,414,725	18,492	8,383
Subtotal	1,999,771	39,486,683	20,804	8,861

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 100%.

In comparison to 2023, Uchucchacua/Yumpag’s Mineral Reserves show an increase mainly due to success in explorations in Yumpag allowing resources to be converted into mineral reserves.

Uchucchacua/Yumpag – Year End Mineral Resources as of December 31, 2024 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(oz)	(t)	(t)
	Measured	816,997	295.05	2.27	1.34	7,750,123	18,570	10,920
	Indicated	2,247,209	266.34	2.14	1.27	19,242,847	48,021	28,482
100%	Subtotal	3,064,206	273.99	2.17	1.29	26,992,970	66,592	39,402
	Inferred	5,580,382	346.25	2.40	1.41	62,122,349	133,948	78,526

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Uchucchacua/Yumpag Mineral Resources estimates in the table above were estimated with a 3D geological model informed by various types of data (mainly drill holes, mine channels, working mapping and section interpretation) to constrain and control the shapes of minerals veins. Drilling data from cores and mine channels were combined into geological structures, Ag, Pb, Zn, Fe and Mn grades were interpolated into block models for the different zones of the mine using Ordinary Kriging and Inverse Distance methods in its different veins. The results were validated visually, through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Uchucchacua/Yumpag Technical Report Summary.

Uchucchacua/Yumpag – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Measured	(105,762)	(1,074,794)	(2,761)	(357)
Indicated	(436,129)	(6,289,820)	(13,671)	(4,990)
Subtotal	(541,891)	(7,364,614)	(16,431)	(5,347)
Inferred	(963,443)	(33,334,068)	(14,946)	(13,721)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 100%.

In comparison to 2023, Uchucchacua/Yumpag’s Mineral Resources show a decrease, mainly due to the differentiation of polymetallic and non-polymetallic minerals, and Yumpag’s Mineral Resources conversion to reserves.

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

History

The mining district of Julcani has been explored since colonial times. Between 1936 and 1945 the Swiss-Peruvian Julcani Mining Company mined the veins on an industrial scale. The mine was then worked by the Cerro de Pasco Corporation until 1951. In 1953, the Buenaventura Mining Company was founded and has worked the Julcani mines until today, more than 70 years later.

Title, leases and options

The Julcani mining unit, comprises six mining concessions and one beneficiation concession (concentrator). These six concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Julcani’s concessions have a total area of approximately 11,566 hectares.

Mineralization

Julcani is a large polymetallic deposit located in central Peru, which primarily produces silver and, as a byproduct, lead. The silver is mainly present in the form of sulfosalts in numerous veins with complex mineralogy. These veins are narrow and are hosted in domes of dacitic rocks, tuffs, breccias, and other tertiary volcanic rocks.

Operations and infrastructure

Ore is processed in two stages per month both by flotation to obtain a concentrate of silver-lead and pyrite-gold. The plant has a rated capacity of 600 tonnes per day. Water for operations in Julcani is obtained from mine drainage (that must be previously treated with lime), from seasonal streams and a small lagoon.

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

Production

The table below summarizes the Julcani’s mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was lower in terms of tonnage and grade compared to 2023, with “Acchilla” being the main mining area.

	For the Year Ended December 31,
	2022	2023	2024
Treatment ore (in tonnes)	132,298	113,035	112,195
Average ore grade
Gold grade (g/t)	0.12	0.23	1.49
Silver grade (g/t)	632.73	478.15	401.45
Lead grade (%)	0.44	0.55	0.78
Metal contained in concentrates production
Gold (Oz)	—	237	4,504
Silver (Oz)	2,640,689	1,670,679	1,402,787
Lead (t)	530	545	727
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	14.88	23.83	27.33
Cost applicable to sales per tonne of lead (US$/t-Pb)	1,480	2,040	1,984
Capital Expenditures (in millions of US$)	1.6	0.9	1.9

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

The total book value for the Julcani property and its associated plant and equipment was US$ 16.0 million as of December 31, 2024.

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

Operations and infrastructure

The mining method in Tambomayo underground mine is sub-level stoping, mechanized bench-and-fill, and overhand cut-and-fill. These techniques are specifically tailored for extracting a massive ore body, maintaining a vertical spacing of 20 meters between sublevels and a stope span of 20 meters. Ore extraction is performed concurrently with horizontal labor operations conducted by a service contractor. The equipment utilized for development and exploration comprises single-arm jumbos, bolters, scalers, and scoop loaders with capacities ranging from 4 to 6 yd3. Ore haulage to the surface is accomplished using 15 cubic meter tipper trucks. Furthermore, the application of underhand cut and fill method, is being implemented to access zones closer to the surface.

The plant has a treatment plant capacity of 2,000 tonnes per day, with a gravimetric and mineral flotation process, for subsequent cyanidation of gold concentrates.

Electric power is primarily obtained from the Peruvian national electricity grid. Water for operations at Tambomayo is obtained from a local river.

Production

The table below summarizes the Tambomayo mine’s concentrate production, metal contained in concentrates produced, and average grades for the periods indicated. Production in 2024 was significantly lower than in 2023 in volume terms because of depletion of mine reserves. The gold grade in 2024 was lower than in 2023 due to the depletion of high grade reserves.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	575,960	584,246	634,368
Average ore grade
Gold grade (g/t)	2.17	2.66	3.06
Silver grade (g/t)	86.67	97.68	97.12
Lead grade (%)	0.83	0.79	1.79
Zinc grade (%)	1.21	1.11	2.40
Metal contained in concentrates production
Gold (Oz)	33,896	41,675	54,320
Silver (Oz)	1,412,092	1,590,784	1,863,411
Lead (t)	4,058	3,877	10,290
Zinc (t)	5,262	5,092	13,511
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,588	1,364	1,008
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	19.92	17.01	12.11
Cost applicable to sales per ton of lead (US$/t-Pb)	1,426	1,445	1,190
Cost applicable to sales per ton of zinc (US$/t-Zn)	2,222	1,955	2,924
Capital Expenditures (in millions of US$)	1.4	0.3	3.2

Mineral Reserves and Mineral Resources

Despite all the exploration efforts in recent years at Tambomayo, we have not successfully replenished reserves and resources at the same rate as we have been producing. Company management considers the Tambomayo nearly depleted but deems the depletion immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this Annual Report Tambomayo has approximately 1 more year of LOM and therefore the Company will discontinue reporting of reserves and resources in respect of the Tambomayo property going forward.

The total book value for the Tambomayo property and its associated plant and equipment was US$72.5 million as of December 31, 2024.

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

History

The Tajo Norte (also known as Colquijirca) and Marcapunta Norte mines are wholly owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.43% as of December 31, 2024. On October 3, 2023, Buenaventura announced that the Company submitted a notice to the Peruvian Ministry of Energy and Mines (MINEM) for the temporary suspension of mining activities at Tajo Norte mine for up to three years.

Title, leases and options

The El Brocal mining unit comprises one mining concession, one mining transport concession and one beneficiation concession (concentrator). These concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. El Brocal’s concession has an extension of approximately 34,386 hectares.

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

Operations and infrastructure

The Tajo Norte (Colquijirca) and Marcapunta mines primarily rely on a power line connected to the Peruvian national electricity grid, and the ore from the mines is primarily treated in two plants. The Colquijirca mine has two plants with treatment capacity of 21,000 tonnes of ore per day. The copper recovery process is carried out by flotation.

El Brocal continued to focus on optimizing the mining method in Marcapunta mine, based on increased productivity, reduced costs and an accelerated conversion of resources to reserves.

The mining method in the Marcapunta mine (Underground) is sublevel stoping with rib pillars and backfill. This method is used to mine the Copper mantle that has an ore thickness up to 60 meters. Mining is done through a contractor using their own equipment, the equipment used for development are 2 boom jumbos with 6 yd³ underground loaders. The equipment used for production includes S7 top hammer Simbas and two Wassara ITH (down-the-hole hammer) drills with 6 yd³ underground loaders with remote control. Ore haulage to surface is done with 12 m³ and 17 m³ tipper trucks. 65% of the ore is transported directly to the plant, and a conveyor belt is used for the remainder.

In the first quarter of 2024, we began operation of the hydraulic backfill plant, and by the end of 2024, cemented backfill tests were conducted.

Regarding the mine’s growth, we are advancing with new expansion projects towards the southeast, heading towards the Cerro de Pasco fault; towards the south, towards the San Gregorio project; and with the Tailings ramp, to generate infrastructure, and the Unish ramp, to create a new access through the Unish sector.

In 2024, we increased underground mine production to 12,000 tonnes per day.

Production

The table below summarizes the El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was significantly lower than 2023 due to the lower volume of ore treated. This decrease was offset by copper production from the open pit and underground mine.

Tajo Norte Pb y Zn

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	84,369	959,442	1,653,457
Average ore grade
Silver grade (g/t)	97.98	54.16	52.54
Lead grade (%)	—	1.53	1.01
Zinc grade (%)	4.95	3.61	2.54
Metal contained in concentrates production
Silver (Oz)	91,190	858,469	1,843,264
Lead (t)	—	5,026	6,791
Zinc (t)	1,985	17,153	23,359
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	19.07	16.44	17.23
Cost applicable to sales per ton of lead (US$/t-Pb)	—	1,338	1,583
Cost applicable to sales per ton of zinc (US$/t-Zn)	1,818	1,918	2,734
Capital Expenditures (in millions of US$)	24.9	61.8	61.9

The table below summarizes the El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was lower than 2023 due to the depletion of Pb/Zn ore and the transition to copper ore.

Tajo Norte - Cu

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	209,668	478,455	172,005
Average ore grade
Gold grade (g/t)	0.10	0.17	0.13
Silver grade (g/t)	107.75	69.72	66.57
Copper grade (%)	2.52	2.49	1.10
Metal contained in concentrates production
Gold (Oz)	164	661	189
Silver (Oz)	379,333	600,569	199,632
Copper (t)	3,006	7,104	1,187
Cost applicable to sales per oz. of gold (US$/Oz)	1,667	1,463	1,477
Cost applicable to sales per oz. of silver (US$/Oz)	19.07	16.44	17.23
Cost applicable to sales per ton of copper (US$/t)	6,249	5,962	6,614
Capital Expenditures (in millions of US$)	24.9	61.8	61.9

The table below summarizes the El Brocal Marcapunta underground mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was higher than 2023 due to a greater amount of ore treated. Additional production resulted from optimized fleet management in the underground mine and more use of the wassara-ith drill.

Marcapunta

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	4,111,108	3,456,535	3,030,696
Average ore grade
Gold grade (g/t)	0.65	0.70	0.67
Silver grade (g/t)	24.26	28.11	27.70
Copper grade (%)	1.51	1.67	1.78
Metal contained in concentrates production
Gold (Oz)	23,482	20,442	23,170
Silver (Oz)	1,652,220	1,733,686	1,513,932
Copper (t)	53,518	49,472	46,165
Cost applicable to sales per oz. of gold (US$/Oz)	1,667	1,463	1,477
Cost applicable to sales per oz. of silver (US$/Oz)	19.07	16.44	17.23
Cost applicable to sales per ton of copper (US$/t)	6,249	5,962	6,614
Capital Expenditures (in millions of US$)	24.9	61.8	61.9

Mineral Reserves and Mineral Resources

The Brocal Zinc-Lead-Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 32.28 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of silver: 24 US$/oz, lead: 1,900 US$/t, Zinc: 2,400 US$/t, Copper: 8,800 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries over the LOM average head grade for lead-zinc open pit is 28.3% for lead, 53.4% for zinc and 44.8% for silver. The current LOM plan continues through 2031. The total book value for the El Brocal property and its associated plant and equipment was US$456.4 million as of December 31, 2024.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	1,010,390	128.77	2.03	4.08	4,182,979	20,551	41,265
61.43%	Probable	74,666	85.59	0.89	3.81	205,473	667	2,842
	Subtotal	1,085,056	125.80	1.96	4.06	4,388,452	21,219	44,107

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	Mineral reserves incorporate dilution and mining recovery.
5.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	1,644,782	128.77	2.03	4.08	6,809,343	33,455	67,174
100%	Probable	121,547	85.59	0.89	3.81	334,483	1,086	4,627
	Subtotal	1,766,329	125.80	1.96	4.06	7,143,826	34,541	71,801

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property
3.	Numbers may not add due to rounding.
4.	Mineral reserves incorporate dilution and mining recovery.
5.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

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

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 61.43% Buenaventura attributable ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	(85,873)	104,241	361	(237)
Probable	(105,218)	(325,855)	(815)	(2,461)
Subtotal	(191,090)	(221,614)	(453)	(2,698)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis) (1)

		Contained Metal
	Tonnage(1)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	(139,790)	169,691	588	(386)
Probable	(171,280)	(530,449)	(1,326)	(4,006)
Subtotal	(311,070)	(360,758)	(738)	(4,392)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2023, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Reserves show a decrease mainly due to the increase in the cut-off value from 29 $/ton to 32.71 $/ton and adjustments to pit slope angles.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	41,939	105.23	2.56	2.71	141,892	1,073	1,136
	Indicated	28,964	131.47	0.68	1.81	122,423	197	523
61.43%	Subtotal	70,902	115.95	1.79	2.34	264,315	1,270	1,659
	Inferred	28,737	143.08	0.37	1.26	132,190	107	363

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Mineral Resources are reported based on the December 31, 2024 topography surface
5.	The open pit Mineral Resources are contained within a pit shell generated using an internal net smelter return (NSR) cut-off value of $32.28/t for Pb-Zn mineralization and $29.71/t for Cu mineralization.
6.	The Mineral Resource estimate are based on metal price assumptions of $2,640/oz zinc, $26.4/oz silver, $2,090/t lead.
7.	Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Metallurgical recoveries at the LOM average head grades are 53% for Zn, 28% for Pb, and 45% for Ag for Plant 2 (Pb-Zn).
8.	Numbers may not add due to rounding.
9.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd.
10.	Point of reference is in-situ tonnes.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2024 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)(11)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	68,270	105.2	2.56	2.71	230,982	1,747	1,849
	Indicated	47,149	131.5	0.68	1.81	199,288	321	852
100%	Subtotal	115,420	115.9	1.79	2.34	430,270	2,068	2,700
	Inferred	46,779	143.1	0.37	1.26	215,188	174	591

Notes:

1.	The definition form for Mineral Resources in S-K 1300 was followed for Mineral Resources.
2.	The Mineral Resource estimate is reported on a 61.43% Buenaventura attributable ownership basis.
3.	Mineral Resources were estimated using a topography with an effective date of September 31, 2023, when open pit mining operations stopped.
4.	Mineral Resources are reported at an effective date of December 31, 2024, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
5.	The open pit Mineral Resources are contained within a pit shell generated using an NSR internal cut-off value of $32.28/t for Pb-Zn mineralization and $29.71/t for Cu mineralization.

6.	The Mineral Resource estimates are based on metal price assumptions of $2,090/oz gold, $26.40/oz silver, $8,800/t copper, $2,090/t lead, and $2,640/t zinc.
7.	Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Metallurgical recoveries at the LOM average head grades are 53% for Zn, 28% for Pb, and 45% for Ag for Plant 2 (Pb-Zn).
8.	Bulk density is assigned by both lithology and oxidation state, and ranges from a minimum of 1.8 t/m3 in oxide material to 3.54 t/m3 in high sulphide ore, and generally averages from 2.5 t/m3 to 2.6 t/m3.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Mineral Resources are reported exclusive of Mineral Reserves.
11.	Numbers may not add up due to rounding.

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

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)  – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 61.43% Buenaventura attributable ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	(39,182)	(92,704)	(420)	(2,025)
Indicated	(13,299)	(36,359)	(60)	(595)
Subtotal	(52,481)	(129,062)	(480)	(2,621)
Inferred	(201,813)	(1,001,036)	(821)	(2,313)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	(63,783)	(150,910)	(683)	(3,296)
Indicated	(21,650)	(59,187)	(98)	(969)
Subtotal	(85,432)	(210,096)	(781)	(4,266)
Inferred	(328,525)	(1,629,555)	(1,337)	(3,765)

Notes:

1.	Numbers may not add due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2023, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show a decrease, mainly due to a significant decrease on both lead/zinc and copper total open pit Measured and Indicated Mineral Resources, as a result of a new strategy applied by Buenaventura to minimize open pit mining and maximize underground mining.

The Brocal Copper-Silver zone of Tajo Norte-Sur (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 29.71 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of copper: 8,800 US$/t, gold: 1,900 US$/oz, silver: 24.00 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries over the LOM average for copper open pit is 75.0% for copper, 60.0% for silver and 20.0% for gold. The current LOM plan continues through 2041. The total book value for the El Brocal property and its associated plant and equipment was US$456.3 million as of December 31, 2024.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	1,640,271	0.01	74.75	2.35	679	3,941,879	38,467
61.43%	Probable	1,391,583	0.03	38.27	1.88	1,547	1,712,069	26,208
	Subtotal	3,031,854	0.02	58.00	2.13	2,226	5,653,948	64,675

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	2,670,147	0.01	74.75	2.35	1,105	6,416,863	62,619
100%	Probable	2,265,314	0.03	38.27	1.88	2,518	2,787,025	42,663
	Subtotal	4,935,461	0.02	58.00	2.13	3,624	9,203,888	105,282

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
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

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 61.43% Buenaventura attributable ownership basis) (1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(3,309,530)	(35,734)	(946,212)	(58,814)
Probable	(7,323,671)	(67,027)	(2,859,098)	(124,796)
Subtotal	(10,633,201)	(102,760)	(3,805,311)	(183,610)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis) (1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	(5,387,481)	(58,170)	(1,540,310)	(95,741)
Probable	(11,921,978)	(109,111)	(4,654,238)	(203,152)
Subtotal	(17,309,459)	(167,280)	(6,194,548)	(298,893)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2023, El Brocal Copper-Silver zone of Tajo Norte (Colquijirca)’s Mineral Reserves show a decrease mainly due to a change in mining method from open pit to underground mine, and adjustments to pit slope angles.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)(11)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	151,265	0.02	39.38	1.56	87	191,493	2,353
	Indicated	363,989	0.03	48.59	1.39	313	568,599	5,051
61.43%	Subtotal	515,254	0.02	45.88	1.44	401	760,092	7,404
	Inferred	916,688	0.05	13.38	1.41	1,606	394,476	12,946

Notes:

1.	The definition form for Mineral Resources in S-K 1300 was followed for Mineral Resources.
2.	The Mineral Resource estimate is reported on a 61.43% Buenaventura attributable ownership basis.
3.	Mineral Resources were estimated using a topography with an effective date of September 31, 2023, when open pit mining operations stopped.
4.	Mineral Resources are reported at an effective date of December 31, 2024, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
5.	The open pit Mineral Resources are contained within a pit shell generated using an NSR internal cut-off value of $32.28/t for Pb-Zn mineralization and $29.71/t for Cu mineralization.
6.	The Mineral Resource estimates are based on metal price assumptions of $2,090/oz gold, $26.40/oz silver, $8,800/t copper.

7.	Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Metallurgical recoveries at the LOM average head grades are 75% for Cu, 60% for Ag, and 20% for Au.
8.	Bulk density is assigned by both lithology and oxidation state, and ranges from a minimum of 1.8 t/m3 in oxide material to 3.54 t/m3 in high sulphide ore, and generally averages from 2.5 t/m3 to 2.6 t/m3.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Mineral Resources are reported exclusive of Mineral Reserves.
11.	Numbers may not add up due to rounding.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Year End Mineral Resources as of December 31, 2024 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)(11)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	246,240	0.02	39.38	1.56	142	311,726	3,830
	Indicated	592,526	0.03	48.59	1.39	510	925,605	8,222
100%	Subtotal	838,766	0.02	45.88	1.44	652	1,237,331	12,052
	Inferred	1,492,248	0.05	13.38	1.41	2,615	642,156	21,075

Notes:

1.	The definition form for Mineral Resources in S-K 1300 was followed for Mineral Resources.
2.	The Mineral Resource estimate is reported on a 61.43% Buenaventura attributable ownership basis.
3.	Mineral Resources were estimated using a topography with an effective date of September 31, 2023, when open pit mining operations stopped.
4.	Mineral Resources are reported at an effective date of December 31, 2024, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
5.	The open pit Mineral Resources are contained within a pit shell generated using an NSR internal cut-off value of $32.28/t for Pb-Zn mineralization and $29.71/t for Cu mineralization.
6.	The Mineral Resource estimates are based on metal price assumptions of $2,090/oz gold, $26.40/oz silver, $8,800/t copper, $2,090/t lead, and $2,640/t zinc.
7.	Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Metallurgical recoveries at the LOM average head grades are 75% for Cu, 60% for Ag, and 20% for Au.
8.	Bulk density is assigned by both lithology and oxidation state, and ranges from a minimum of 1.8 t/m3 in oxide material to 3.54 t/m3 in high sulphide ore, and generally averages from 2.5 t/m3 to 2.6 t/m3.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Mineral Resources are reported exclusive of Mineral Reserves.
11.	Numbers may not add up due to rounding.

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

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 61.43% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(162,303)	(1,562)	(144,045)	(4,380)
Indicated	(533,342)	(4,174)	(154,246)	(10,299)
Subtotal	(695,645)	(5,736)	(298,290)	(14,679)
Inferred	(6,371,901)	(35,945)	(3,168,741)	(106,382)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Copper-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% Buenaventura ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(264,208)	(2,542)	(234,486)	(7,130)
Indicated	(868,211)	(6,795)	(251,092)	(16,765)
Subtotal	(1,132,419)	(9,337)	(485,577)	(23,896)
Inferred	(10,372,620)	(58,514)	(5,158,295)	(173,176)

Notes:

1.	Numbers may not add due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2023, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show a decrease, mainly due to a significant decrease on both lead/zinc and copper total open pit Measured and Indicated Mineral Resources, as a result of a new strategy applied by Buenaventura to minimize open pit mining and maximize underground mining.

The Brocal Marcapunta Mineral Reserves are estimated at an NSR cut-off value between 36.03 US$/t to 47.44 US$/t. A minimum mining width of 6 to 16m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and sustaining capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of copper: 8,800 US$/t, gold: 1,900 US$/oz and silver: 24.00 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries over the LOM average amounts to 87.5% for copper, 51.0% for silver and 27.0% for gold. The current LOM plan continues through 2041. The total book value for the El Brocal property and its associated plant and equipment was US$456.4 million as of December 31, 2024.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	19,701,930	0.69	21.94	1.24	438,976	13,900,268	245,077
61.43%	Probable	26,156,109	0.52	17.83	1.21	435,566	14,995,277	315,387
	Subtotal	45,858,040	0.59	19.60	1.22	874,541	28,895,545	560,463

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	32,072,164	0.69	21.94	1.24	714,595	22,627,817	398,953
100%	Probable	42,578,723	0.52	17.83	1.21	709,044	24,410,349	513,408
	Subtotal	74,650,886	0.59	19.60	1.22	1,423,639	47,038,166	912,361

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

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

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 61.43% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	13,273,570	290,543	8,933,325	163,553
Probable	15,211,688	220,198	8,242,214	175,660
Subtotal	28,485,257	510,741	17,175,539	339,212

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	21,607,634	472,966	14,542,284	266,243
Probable	24,762,636	358,453	13,417,245	285,951
Subtotal	46,370,270	831,419	27,959,529	552,193

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2023, El Brocal Marcapunta’s Mineral Reserves show an increase mainly due to change in mining method from open pit to underground mine, addition of secondary and tertiary stopes, and increased resources through exploration campaigns.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	8,783,039	0.48	16.64	0.88	136,425	4,697,951	77,401
	Indicated	11,432,967	0.40	14.94	0.88	148,701	5,489,826	100,918
61.43%	Subtotal	20,216,006	0.44	15.67	0.88	285,125	10,187,778	178,318
	Inferred	15,300,151	0.58	24.41	1.34	284,520	12,005,323	205,008

Notes:

1.The definitions for Mineral Resources in S-K 1300 was followed for Mineral Resources.

2.The Mineral Resource estimate is reported on a 61.43% Buenaventura attributable ownership basis.

3.

Mineral Resources were depleted for production with mined out wireframes to August 31, 2024 and planned production to December 31, 2024, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.

4.	The underground Mineral Resources were constrained within optimized shapes using an NSR cut-off value of $36.03/t to $47.44/t for the mineralization depending on the mining method and area.

5.The Mineral Resource estimates are based on metal price assumptions of $1,900/oz gold, $24/oz silver, and $8,800/t copper.

6.

Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. LOM average recoveries are 88% for Cu, 51% for Ag, and 27% for Au.

7.

Bulk density is assigned by both lithology and oxidation state, and ranges from a minimum of 1.8 t/m3 in oxide material to 3.54 t/m3 in high sulphide ore, and generally averages from 2.5 t/m3 to 2.6 t/m3.

8.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

9.Mineral Resources are reported exclusive of Mineral Reserves.

10.Numbers may not add up due to rounding.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2024 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	14,297,637	0.48	16.64	0.88	222,082	7,647,650	125,998
	Indicated	18,611,375	0.40	14.94	0.88	242,065	8,936,719	164,281
100%	Subtotal	32,909,012	0.44	15.67	0.88	464,146	16,584,369	290,279
	Inferred	24,906,643	0.58	24.41	1.34	463,161	19,543,094	333,727

Notes:

1.	The definitions for Mineral Resources in S-K 1300 was followed for Mineral Resources.
2.	The Mineral Resource estimate is reported on a 61.43% Buenaventura attributable ownership basis.
3.

Mineral Resources were depleted for production with mined out wireframes to August 31, 2024 and planned production to December 31, 2024, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.

4.	The underground Mineral Resources were constrained within optimized shapes using an NSR cut-off value of $36.03/t to $47.44/t for the mineralization depending on the mining method and area.
5.	The Mineral Resource estimates are based on metal price assumptions of $1,900/oz gold, $24/oz silver, and $8,800/t copper.
6.

Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. LOM average recoveries are 88% for Cu, 51% for Ag, and 27% for Au.

7.

Bulk density is assigned by both lithology and oxidation state, and ranges from a minimum of 1.8 t/m3 in oxide material to 3.54 t/m3 in high sulphide ore, and generally averages from 2.5 t/m3 to 2.6 t/m3.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Mineral Resources are reported exclusive of Mineral Reserves.
10.	Numbers may not add up due to rounding.

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

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 61.43% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(7,656,797)	(227,857)	(6,962,774)	(134,857)
Indicated	(679,126)	(86,024)	(1,204,526)	(41,616)
Subtotal	(8,335,923)	(313,881)	(8,167,298)	(176,473)
Inferred	4,874,768	16,769	3,847,006	66,714

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(12,464,264)	(370,922)	(11,334,484)	(219,529)
Indicated	(1,105,528)	(140,035)	(1,960,810)	(67,746)
Subtotal	(13,569,792)	(510,958)	(13,295,293)	(287,275)
Inferred	7,935,485	27,298	6,262,422	108,601

Notes:

1.	Numbers may not add due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2023, El Brocal Marcapunta’s Mineral Resources show a decrease, mainly due to a transformation of Measured and Indicated Resources to Reserves, but there is an increase of Inferred Resources by an expansion of marginal Resources.

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

Title, leases and options

The La Zanja mining unit comprises 17 mining concessions and one beneficiation concession (concentrator). These 17 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. La Zanja’s concessions have an extension of approximately 13,453 hectares.

Mineralization

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulphidation environments, in addition to some bonanza Au vein epithermal systems, Cu-Au transitional epithermal-porphyry, and breccias pipe Cu-Au-Mo. We have two-ore deposits in production in oxide material: San Pedro Sur and Pampa Verde.

Operations and infrastructure

In 2024, the operation was focused on the Rehandling and Releaching of the San Pedro Sur heap leach PAD. We rehandled 2.9M tonnes since June 2024 and have releached 73 Hectares of Heap ore, these efforts resulted in the productions of 15,746 Au Oz and 23,637 Ag Oz. The equipment used in the rehandling of the San Pedro Sur heap leach PAD were: 6 Volvo 500 (15m3) truck fleet with 2 CAT 336 (2.2 m3) crawler excavator which are outsourced equipment.

Production

La Zanja is a depleted mine but it is currently in the exploration stage. The table below summarizes the La Zanja mine’s doré bars production, metal contained in doré bars produced, and average grades for the periods indicated. Production in 2024 was significantly higher than in 2023 due to additional ounces from the Re-Handling lift 9 – PAD San Pedro Sur project.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	—	—	4,336,273
Average ore grade
Gold grade (g/t)	—	—	0.38
Silver grade (oz/t)	—	—	3.32
Metal contained in concentrates production
Gold (Oz)	15,746	9,080	29,616
Silver (Oz)	23,637	20,589	105,435
Cost applicable to sales per oz. of gold (US$/Oz-Au)	—	1,772	1,820
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	—	22.45	22.10
Capital Expenditures (in millions of US$)	0.1	2.3	1.0

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

The total book value for the La Zanja property and its associated plant and equipment was US$ 8.6 million as of December 31, 2024.

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

Title, leases and options

The area of the concessions in which CMC performs exploitation and beneficiation activities totalizes 18,431 hectares and the titleholder is Compañía Minera Coimolache S.A.

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

Operations and infrastructure

The mine site, which was discovered by Buenaventura, is located between the Hualgayoc and Chugur district, Hualgayoc province, Cajamarca region. The mine started operations in 2011 with Buenaventura managing the operation, and consists of five open pits: the Tantahuatay 02 open-pit, Tantahuatay 02 NO open-pit, Mirador Norte open-pit, Mirador Sur open-pit, and Cienaga Norte open-pit. The open-pit operation involves blasting, loading, hauling and dumping the ore into the Tantahuatay heap leach PAD and the Cienaga heap leach PAD, where the ore is washed with a leaching solution that carries the contained metals into a rich gold-silver solution. This solution is extracted via Merril-Crowe and carbon adsorption-desorption-recovery.

The operation is now focused on the Tantahuatay 2 (between the 3956 - 3860 level), Tantahuatay 2 Extensión NO (between the 3948 - 3844 level) and Mirador Norte (between the 3948 - 3824 level) open pits, and dumping the ore into the Tantahuatay heap leach PAD. The equipment used to carry out the operations includes a Volvo 500 (15m3) and Volvo 8x4 R (26 m3) truck fleet with CAT 349 (3.2 m3) and CAT 336 (2.2 m3) crawler excavators, which are outsourced equipment.

The Tantahuatay sulphide project consists in an extension of the actual Tantahuatay operations.

Production

The Coimolache mine is in the production stage and has a treatment plant capacity of 60,000 tonnes of ore per day. The table below summarizes the Coimolache mine’s doré bars production, metal contained in doré bars produced and average grades for the periods indicated. Production in 2024 was lower compared to 2023, as production was restricted by the capacity of the leaching PADs, due to the lack of approval of the Environmental Impact Study.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	4,263,536	6,939,705	7,712,047
Average ore grade
Gold grade (g/t)	0.34	0.48	0.44
Silver grade (oz/t)	0.38	0.33	0.10
Metal contained in concentrates production
Gold (Oz)	48,120	67,140	82,408
Silver (Oz)	236,082	264,835	296,968
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,637	1,376	1,393
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	19.37	16.57	16.77
Capital Expenditures (in millions of US$)	7.4	8.9	16.7

Mineral Reserves and Mineral Resources

The Coimolache Mineral Reserves are estimated at an internal NSR cut-off value between 5.49 US$/t to 6.57 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of gold: 1,900 US$/oz and silver: 24 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 63.2% for gold and 20.9% silver. The current LOM plan continues through 2029. The total book value for the Coimolache property and its associated plant and equipment was US$86.4 million as of December 31, 2024.

Coimolache – Year End Mineral Reserves as of December 31, 2024 (on a 40.09% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
40.09%	Probable	20,346,887	0.27	10.93	173,838	7,151,430
	Subtotal	20,346,887	0.27	10.93	173,838	7,151,430

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 40.09% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

Coimolache – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
100%	Probable	50,747,961	0.27	10.93	433,576	17,836,658
	Subtotal	50,747,961	0.27	10.93	433,576	17,836,658

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 40.09% of this property.
3.	Numbers may not add due to rounding.
4.	Dilution is 5%, 95% mining recovery.
5.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

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

Coimolache – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 40.09% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	0	0	0
Probable	2,828,920	14,866	1,738,773
Subtotal	2,828,920	14,866	1,738,773

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 40.09%.

Coimolache – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	0	0	0
Probable	7,055,718	37,078	4,336,742
Subtotal	7,055,718	37,078	4,336,742

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 40.09%.

In comparison to 2023, Coimolache’s Mineral Reserves show an increase mainly due to the addition of the Tantahuatay 5 to the mineral reserves, and a change in the modifying factors as the increase in the gold price went from $1,750/oz to $1,900/oz.

Coimolache – Year End Mineral Resources as of December 31, 2024 (on 40.094% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	9,172,618	0.23	11.36	67,318	3,350,073
40.094%	Subtotal	9,172,618	0.23	11.36	67,318	3,350,073
	Inferred	7,605,422	0.23	10.74	55,371	2,625,991

Notes:

1.	The definitions for Mineral Resources in S-K 1300 was followed for Mineral Resources.
2.	The Mineral Resource estimate above is reported on a 40.094% BAOB.
3.	Mineral Resources are reported based on a topography survey on October 31, 2024 and a forecasted topography to December 31, 2024.
4.

The Mineral Resources are contained within the resource pit shells generated using a net smelter return (NSR) cut-off value of $5.49/t for Tantahuatay 2, $6.57/t for Tantahuatay 2 Ext No and Tantahuatay 5, $5.64/t for Ciénaga, and $5.82/t Mirador Norte and Sur.

5.	The Mineral Resource estimate is based on metal price assumptions of $2,090/oz gold and $26.4/oz silver.
6.	Metallurgical recoveries at LOM grades averaging 63% for gold and 21% for silver.
7.	Bulk density is assigned by alteration zone and ranges from 2.08 g/cm3 to 2.52 g/cm3.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Mineral Resources are reported exclusive of Mineral Reserves.
10.	Numbers may not add up due to rounding.

Coimolache – Year End Mineral Resources as of December 31, 2024 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured				—	—
	Indicated	22,877,783	0.23	11.36	167,900	8,355,546
100%	Subtotal	22,877,783	0.23	11.36	167,900	8,355,546
	Inferred	18,968,979	0.23	10.74	138,102	6,549,587

Notes:

1.	The definitions for Mineral Resources in S-K 1300 was followed for Mineral Resources.
2.	The Mineral Resource estimate above is reported on a 40.094% BAOB.
3.	Mineral Resources are reported based on a topography survey on October 31, 2024 and a forecasted topography to December 31, 2024.
4.

The Mineral Resources are contained within the resource pit shells generated using a net smelter return (NSR) cut-off value of $5.49/t for Tantahuatay 2, $6.57/t for Tantahuatay 2 Ext No and Tantahuatay 5, $5.64/t for Ciénaga, and $5.82/t Mirador Norte and Sur.

5.	The Mineral Resource estimate is based on metal price assumptions of $2,090/oz gold and $26.4/oz silver.
6.	Metallurgical recoveries at LOM grades averaging 63% for gold and 21% for silver.
7.	Bulk density is assigned by alteration zone and ranges from 2.08 g/cm3 to 2.52 g/cm3.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Mineral Resources are reported exclusive of Mineral Reserves.
10.	Numbers may not add up due to rounding.

The Coimolache Mineral Resources estimates in the table above were estimated in December 31, 2023. This model has three independent block models that were prepared for each of Tantahuatay’s deposits: Tantahuatay, Cienaga and Mirador, which are open pit operations. 3D geological model was generated by Buenaventura for different types of data (mainly drill holes, blastholes, working mapping and section interpretation) to constrain and control mineralization and its domains. Drilling data from cores were combined into geological structures. Gold and silver grades were interpolated into block models for the different deposits. Mine zones were modeled using ordinary Kriging in each deposit. The results were visually validated, through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Coimolache Technical Report Summary.

Coimolache – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 40.09% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	—	—	—
Indicated	(1,056,697)	(16,335)	(1,118,343)
Subtotal	(1,056,697)	(16,335)	(1,118,343)
Inferred	641,274	4,718	(15,446)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 40.09%.

Coimolache – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% Buenaventura ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	—	—	—
Indicated	(2,635,549)	(40,743)	(2,789,302)
Subtotal	(2,635,549)	(40,743)	(2,789,302)
Inferred	1,599,427	11,767	(38,525)

Notes:

1.	Numbers may not add due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 40.09%.

In comparison to 2023, Coimolache’s Mineral Resources show a decrease, mainly due to depletion through mining activities and updated economic parameters, but there is an increase of inferred resources, mainly due to higher metal prices used in the pit optimization.

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

In 2005, SMM Cerro Verde Netherlands B.V. acquired 21 % ownership, and Buenaventura increased their ownership to 18.3 % while PDC retained 53.56 %as part of construction of a primary sulfide concentrator (C1). Production started in 2006, with a capacity of 108,000 metric tonnes of ore per day. In 2011, C1 capacity was increased to 120,000 metric tonnes per day following completion of various debottlenecking projects. By 2012, Buenaventura’s ownership had increased to 19.58%.

FCX acquired PDC in 2007. In 2007, FCX started a drilling program for deep exploration, infill confirmation, geomechanical, hydrogeological, and condemnation targets. Between 2008 and 2011, more than 200,000 meters were drilled.

In September 2024, FCX purchased 5.3 million shares of Cerro Verde common stock for $210 million, increasing ownership interest in Cerro Verde to 55.08% from 53.56%.

Construction of new, additional concentrator facilities (C2) with a nominal capacity of 240,000 metric tonnes of ore per day was completed in 2016. As a result, the total Cerro Verde concentrating capacity expanded to 360,000 metric tonnes of ore per day. Recent production trends are exceeding the designed capacities. In 2018, ore processing capacity of C2 was increased to 288,000 metric tonnes of ore per day. As a result of several efficiency initiatives implemented over the past several years, the Cerro Verde’s two concentrators were able to achieve a combined average milling rate exceeding 400,000 metric tonnes of ore per day in 2023. During the year ended December 31, 2024, Cerro Verde´s concentrating facilities processed an average of 415,500 metric tonnes of ore per day. The Cerro Verde mine is a well-developed property currently in operation and all previous exploration and development work has been incorporated where appropriate in the access and operation of the property.

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

Operations and infrastructure

Cerro Verde’s operation consists of an open pit copper mine, that includes (i) two concentrator facilities with a total permitted milling capacity of 409,500 metric tonnes per day, with the ability to annually treat up to 10% more for a total of 450,450 metric tonnes per day and (ii) Cerro Verde also operates a 100,000 metric-ton-per-day ROM leach system coupled with SX/EW leaching facilities, which have a production capacity of approximately 200 million pounds of copper per year.

Cerro Verde has sufficient equipment to move an average of 1,000,000 metric tonnes of material per day using a fleet of haul trucks. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde currently receives electrical power, including hydro-generated power, under long-term contracts with ElectroPerú S.A. and Engie Energía Peru S.A. During 2023, Cerro Verde entered into a new power purchase agreement that is expected to transition its electric power to fully renewable energy sources in 2026. Water for Cerro Verde processing operations comes from renewable sources through a series of storage reservoirs on the Río Chili watershed that collect water primarily from seasonal precipitation and from wastewater collected from the city of Arequipa and treated at a wastewater treatment plant originally constructed and currently operated by Cerro Verde. The Cerro Verde mine believes the operation has sufficient water resources to support current activities and is working with authorities to secure resources to support future concentrator planned rates.

Production

The Cerro Verde mine is in the production stage and has an actual permitted milling plant capacity of 409,500 metric tonnes of ore per day with the ability to annually treat up to 10% more for a total of 450,450 metric ton-per-day. The table below summarizes the Cerro Verde mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was lower than 2023 primarily due to lower head grade at concentrator plants.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in thousand metric tonnes)	167,527	181,861	171,348
Average ore grade
Mill Copper grade (%)	0.33	0.34	0.33
Metal contained in production
Silver (Oz)	3,599,132	4,076,615	4,415,291
Copper (MT)	430,670	447,035	441,553
Molybdenum (MT)	9,055	9,874	10,558
Copper Cash Cost (US$/Cu Lb)	2.18	2.17	2.07
Capital Expenditures (in millions of US$)	345.8	312.2	206.4

Mineral Reserves and Mineral Resources

Cerro Verde Mineral Reserves are estimated at an operational cut-off grade of 0.13% equivalent copper for mill operations and 0.08% equivalent copper for leach operations. In defining open pit mineral reserves, Cerro Verde applies an “operational cutoff grade” strategy, wherein multiple processing options, throughput constraints, mine development and ore availability are given consideration to maximize the value of our operations. Cerro Verde’s executive management establishes reasonable long-term metal pricing to be used in determining mineral reserves and mineral resources. These prices are based on reviewing external market projections, historical prices, comparison of peer mining companies’ reported price estimates, and internal capital investment guidelines. The long-term sale prices align the company’s strategy for evaluating the economic feasibility of the mineral reserves and mineral resources. Mineral Reserves are estimated using average long term metal prices of copper: 3.25 US$/lb., silver: 20 US$/oz, molybdenum: 12 US$/lb. Metallurgical recoveries are based on historical processing data. Mill recoveries at LOM average 86% for copper, 45% for silver and 54% for molybdenum. The current LOM plan continues through 2052. The total book value for the Cerro Verde property and its associated plant and equipment was US$5,581 million as of December 31, 2024.

Cerro Verde – Year End Mineral Reserves as of December 31, 2024 (on a 19.58% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	127	0.36	0.01	1.85	1,009	41	7,537
19.58%	Probable	636	0.34	0.01	1.75	4,703	193	35,835
	Subtotal	762	0.34	0.01	1.77	5,712	234	43,372

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The various employees of Freeport-McMoRan Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Reserves

Cerro Verde – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	647	0.36	0.01	1.85	5,153	211	38,491
100%	Probable	3,248	0.34	0.01	1.75	24,018	985	183,018
	Subtotal	3,894	0.34	0.01	1.77	29,171	1,197	221,509

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 19.58% of this property.
3.	Numbers may not add due to rounding.
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

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 19.58% Buenaventura attributable ownership basis)(1)

			Contained Metal
	Tonnage(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	(6)	(56)	(3)	(400)
Probable	(32)	(315)	(6)	(2,559)
Subtotal	(38)	(371)	(8)	(2,959)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024, and December 31, 2023 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

			Contained Metal
	Tonnage(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	(32)	(286)	(13)	(2,045)
Probable	(161)	(1,609)	(30)	(13,067)
Subtotal	(193)	(1,896)	(43)	(15,112)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2023, Cerro Verde’s Mineral Reserves show a decrease mainly due to depletion during 2024 and updated geologic modeling.

Cerro Verde – Year End Mineral Resources as of December 31, 2024 (on a 19.58% Buenaventura attributable ownership basis) (1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	17	0.30	0.01	1.50	111	4	819
19.58%	Indicated	338	0.32	0.01	1.68	2,379	85	18,317
	Subtotal	355	0.32	0.01	1.68	2,490	89	19,136
	Inferred	125	0.34	0.01	1.76	929	34	7,055

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The various employees of Freeport-McMoRan Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Resources.

Cerro Verde – Year End Mineral Resources as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	87	0.30	0.01	1.50	568	18	4,183
100%	Indicated	1,727	0.32	0.01	1.68	12,150	435	93,548
	Subtotal	1,814	0.32	0.01	1.68	12,718	453	97,731
	Inferred	637	0.34	0.01	1.76	4,745	175	36,031

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 19.58% of this property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The various employees of Freeport-McMoRan Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Resources

The Cerro Verde Mineral Resources estimates in the table above are evaluated using the application of technical and economic factors to a geologic resource block model and employing optimization algorithms to generate digital surfaces of mining limits, using specialized geologic and mine planning computer software. The resulting surfaces volumetrically identify material as potentially economical, using the assumed parameters. Mineral resources reported are the resultant contained metal inventories, less the mineral reserve volume.

Cerro Verde – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 19.58% Buenaventura attributable ownership basis)(1)

			Contained Metal
	Tonnage(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	8	56	2	462
Indicated	(62)	(477)	(11)	(3,683)
Subtotal	(53)	(421)	(9)	(3,221)
Inferred	(94)	(665)	(21)	(5,114)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Resources dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

			Contained Metal
	Tonnage(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	42	284	10	2,359
Indicated	(314)	(2,436)	(58)	(18,809)
Subtotal	(273)	(2,151)	(48)	(16,451)
Inferred	(478)	(3,396)	(107)	(26,121)

Notes:

1.	Numbers may not add due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2023, Cerro Verde’s Mineral Resources show a decrease, primarily as the result of decreased inventories from geologic modeling updates.

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

Title, leases and options

The San Gabriel Project comprises three mining concessions and one beneficiation concession (concentrator), covering an area of 53,581 hectares. Buenaventura complies with government mandated annual payments for the maintenance of the mining property, license fees and, if applicable, payment of any penalties incurred. Three royalties are payable on the area covered by the Ichuña 2 IMG concession. However, the producing asset is only subject to a royalty due to the part of the concession in which it is located.

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

Operations and infrastructure

The San Gabriel Project, achieved 100% engineering progress and 63% construction progress and is serviced by an operational 22.9 kV transmission line that was installed from the public electricity grid, servicing the mine services (1 MVA) and the Agani advance camp (650 kVA). The transmission line will continue to be used during the construction phase. The EIA for the 220 kV power line was approved in June 2024, its construction achieved 62% progress, it will be ready for the start of operations. For exploration and construction activities Buenaventura preferentially hires labor from the local communities. During construction and mine operations, Buenaventura plans to preferentially hire both qualified and unskilled personnel from the populations within the project’s area of influence, including C.C. Santa Cruz de Oyo, Maycunaca and Antajahua, and C.C. Corire and the Ichuña District. Where local labor is unavailable, Buenaventura will first hire from the wider Moquegua region, and only afterwards from outside the Moquegua region.

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

Mineral Reserves and Mineral Resources

The San Gabriel Project Mineral Reserves are estimated at an NSR cut-off value between 92.1 US$/t to 135.5 US$/t. Mineral Reserves represent mill feed material after dilution and mining recovery. The NSR cut-off value is determined using mine operating costs, as well as ore treatment general and administrative costs and sustaining capital cost. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,900 US$/oz and silver: 24 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on extensive test work data and are variable as a function of head grade. Recoveries at LOM average amounts to 85.3% for gold and 45.3% for silver. The project LOM is currently estimated at 15 years. The total book value for the San Gabriel property and its associated plant and equipment was US$803.1 million as of December 31, 2024.

San Gabriel – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	3,165,939	4.14	3.78	421,861	385,192
100%	Probable	12,139,250	3.60	6.98	1,405,050	2,722,252
	Subtotal	15,305,189	3.71	6.32	1,826,910	3,107,445

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.

2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property
3.	Numbers may not add due to rounding.
4.	Dilution factors were applied to account for backfill dilution. Factors vary based on number of faces in contact with backfill. Average dilution is 8.6%.
5.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

The San Gabriel Mineral Reserves are estimated by converting Measured Mineral Resources and Indicated Mineral Resources to Proven Mineral Reserves and Probable Mineral Reserves assuming a, underhand drift-and-fill as mining methods. An NSR cut-off was used in preference to a grade cut-off, since both gold and silver are contributors to the San Gabriel Project economics. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the San Gabriel Technical Report Summary.

San Gabriel – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	2,183,334	261,029	313,651
Probable	(1,812,504)	(373,926)	(293,574)
Subtotal	370,830	(112,898)	20,078

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 100%.

In comparison to 2023, San Gabriel Mineral Reserves show an increase mainly due to changes in the resource model, changes in prices and mining method; for fiscal year 2024, all reserves are using under drift and fill method.

San Gabriel – Year End Mineral Resources as of December 31, 2024 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	661,229	2.26	4.21	47,946	89,431
100%	Indicated	7,101,507	2.37	7.96	540,437	1,817,263
	Subtotal	7,762,736	2.36	7.64	588,383	1,906,694
	Inferred	7,049,203	3.23	7.34	733,148	1,663,842

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Mineral Resources reported in 2021 were reported inclusive of Mineral Resources that were converted into Mineral Reserves.

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

San Gabriel – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)(3)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	281,331	27,761	55,439
Indicated	(3,410,077)	(2,849)	(630,668)
Subtotal	(3,128,746)	24,912	(575,229)
Inferred	(6,922,145)	(386,956)	(2,616,482)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Resources dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 100%.
3.	In 2024, exclusive resources are being reported as the beginning of operations.

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

Title, leases and options

The Trapiche Project area consists of 33,065.00 hectares in 27 mining concessions as well as an additional 2,300 hectares with land use rights that were granted by the Mollebamba village in 2011 through an easement agreement signed with Compañía de Minas Buenaventura and El Molle Verde S.A.C.

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

Operations and infrastructure

Currently, the power supply for the exploration facilities is provided by generators in the Pionner Camp area with a maximum installed capacity of 460 kW and a capacity of up to 2 MW. The closest electrical substation is Cotaruse and the closest distribution line is the high voltage line that goes from Cotaruse to Las Bambas. The new 220 kV power line has 72% land agreements reached and will be ready for the start of operations. ORE and ROM leaching optimization column tests are being carried at the metallurgical laboratory on site.

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

Mineral Reserves and Mineral Resources

The Trapiche Project Mineral Reserves are estimated at an NSR cut-off value of 6.5 US$/t. The NSR cut-off value is determined using the cathodes transport charges and site operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of cooper: 8,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and with fixed values for each type of Ore. Recoveries at LOM average head grade estimated for copper is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. The project LOM is currently estimated at 18 years. The total book value for the Trapiche property and its associated plant and equipment was US$ 119.7 million as of December 31, 2024.

Trapiche – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
100%	Proven	0	0	0	—	0	0	0
	Probable	283,200,000	0	0	0.51	0	0	1,444,283
	Subtotal	283,200,000	0	0	0.51	0	0	1,444,283

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
3.	Numbers may not add due to rounding.

4.	The qualified person for the Mineral Reserves estimate is Mining Plus Peru S.A.C.

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

Trapiche – Net Difference in Mineral Reserves between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	0	0	0	0
Probable	0	0	0	0
Subtotal	0	0	0	0

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 100%.

Trapiche – Year End Mineral Resources as of December 31, 2024 (on a 100% ownership basis)(1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(Oz)	(Oz)	(t)	(Oz)	(Oz)	(t)
	Measured	2,420,000	0.04	2.85	0.31	32,600	2,218,000	74,435
100%	Indicated	593,000,000	0.03	2.37	0.32	529,400	45,110,000	1,896,427
	Subtotal	617,200,000	0.03	2.39	0.32	562,000	47,328,000	1,970,861
	Inferred	36,610,000	0.04	4.39	0.32	49,000	5,163,000	115,666

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
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

Trapiche – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	0	0	0	0
Indicated	0	0	0	0
Subtotal	0	0	0	0
Inferred	0	0	0	0

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Resources dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 100%.

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

Title, leases and options

There are 27 mining concessions (18,431 ha), which are located in the area of the current pits and exploration projects related to Tantahuatay Sulfides. All the mineral resources presented in this report are located within concessions whose titles are held by Coimolache.

Mineralization

Tantahuatay Sulfides project includes high-sulfidation epithermal, porphyry and skar mineralization. The High-sulfidation epithermal deposit below the oxide level has mineralization is dominated by sulfides, including minerals such as silica, pyrite, enargite, chalcosine and covelline.

Two large mineralization type domains have been differentiated:

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

Tantahuatay Sulfides – Year End Mineral Resources as of December 31, 2024 (on a 40.09% Buenaventura attributable ownership basis) (1)(2)(3)(4)(5)(6)(7)(8)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	0	0	0	0	0	0	0
	Indicated	53,561,124	0.27	10.24	0.59	460,432	17,635,466	315,146
40.09%	Subtotal	53,561,124	0.27	10.24	0.59	460,432	17,635,466	315,146
	Inferred	241,047,991	0.17	7.60	0.40	1,338,429	58,890,439	963,313

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 40.09% Buenaventura attributable ownership.
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

Tantahuatay Sulfides – Year End Mineral Resources as of December 31, 2024 (on a 100% ownership basis) (1)(2)(3)(4)(5)(6)(7)(8)

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

Tantahuatay Sulfides – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 40.09% Buenaventura attributable ownership basis)(1)

Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	—	—	—	—
Indicated	—	—	—	—
Subtotal	—	—	—	—
Inferred	—	—	—	—

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Resources dated from December 31, 2024 and December 31, 2023 considered an ownership basis of 100%.

Tantahuatay Sulfides – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)(1)

Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	—	—	—	—
Indicated	—	—	—	—
Subtotal	—	—	—	—
Inferred	—	—	—	—

Notes:

1.	Numbers may not add due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 40.09%.

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

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2024, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2024. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates are presented in two forms, showing figures considering 100% ownership and also adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded.

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2024. The below estimates were prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Interest			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	1.64	0.01	0.68	1.39	0.03	1.55	3.03	0.02	2.23
El Brocal Marcapunta	61.43	19.70	0.69	438.98	26.16	0.52	435.57	45.86	0.59	874.54
Coimolache	40.09	—	—	—	20.35	0.27	173.84	20.35	0.27	173.84
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	3.17	4.14	421.86	12.14	3.60	1,405.05	15.31	3.71	1,826.91
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—
Total		24.51	1.09	861.52	60.03	1.04	2,016.00	84.54	1.06	2,877.52
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	0.88	511.83	14.50	6.44	488.81	101.23	7.32	491.58	115.73
El Brocal Tajo Norte Pb-Zn	61.43	1.01	128.77	4.18	0.07	85.59	0.21	1.09	125.80	4.39
El Brocal Tajo Norte Cu	61.43	1.64	74.75	3.94	1.39	38.27	1.71	3.03	58.00	5.65
El Brocal Marcapunta	61.43	19.70	21.94	13.90	26.16	17.83	15.00	45.86	19.60	28.90
Coimolache	40.09	—	—	—	20.35	10.93	7.15	20.35	10.93	7.15
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	3.17	3.78	0.39	12.14	6.98	2.72	15.31	6.32	3.11
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	126.68	1.85	7.54	635.96	1.75	35.83	762.45	1.77	43.37
Total		153.08	9.03	44.44	702.51	7.25	163.85	855.39	7.57	208.29
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	0.88	1.96	17.28	6.44	1.87	120.43	7.32	1.88	137.71
El Brocal Tajo Norte Pb-Zn	61.43	1.01	4.08	41.26	0.07	3.81	2.84	1.09	4.06	44.11
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—
Total		1.89	3.10	58.55	6.52	1.89	123.27	8.41	2.16	181.82
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	0.88	1.17	10.27	6.44	1.10	70.87	7.32	1.11	81.15
El Brocal Tajo Norte Pb-Zn	61.43	1.01	2.03	20.55	0.07	0.89	0.67	1.09	1.96	21.22
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—
Total		1.89	1.63	30.82	6.52	1.10	71.54	8.41	1.22	102.36
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	1.64	2.35	38.47	1.39	1.88	26.21	3.03	2.13	64.67
El Brocal Marcapunta	61.43	19.70	1.24	245.08	26.16	1.21	315.39	45.86	1.22	560.46
Coimolache	40.09	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde	19.58	126.68	0.36	457.66	635.96	0.34	2,133.12	762.45	0.34	2,590.78
Total		148.02	0.50	741.20	946.71	0.42	3,919.00	1,094.54	0.43	4,660.20
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	126.68	0.01	18.74	635.96	0.01	87.48	762.45	0.01	106.31
Total		126.68	0.01	18.74	635.96	0.01	87.48	762.45	0.01	106.31

Notes:

*	Numbers may not add due to rounding.

**

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

***	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.
(1)	The qualified person for the Mineral Reserves estimate of Uchucchacua/Yumpag is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Reserves estimate of San Gabriel SLR Consulting (Canada) Ltd.
(4)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.
(5)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.
(6)	The point of reference used is in situ tonnes that is mill fed.

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2024 prepared in accordance with S-K 1300.

	Ownership	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Interest			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00	2.67	0.01	1.11	2.27	0.03	2.52	4.94	0.02	3.62
El Brocal Marcapunta	100.00	32.07	0.69	714.60	42.58	0.52	709.04	74.65	0.59	1,423.64
Coimolache	100.00	—	—	—	50.75	0.27	433.58	50.75	0.27	433.58
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	3.17	4.14	421.86	12.14	3.60	1,405.05	15.31	3.71	1,826.91
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—
Total		37.91	0.93	1,137.56	107.73	0.74	2,550.19	145.64	0.79	3,687.75
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	0.88	511.83	14.50	6.44	488.81	101.23	7.32	491.58	115.73
El Brocal Tajo Norte Pb-Zn	100.00	1.64	128.77	6.81	0.12	85.59	0.33	1.77	125.80	7.14
El Brocal Tajo Norte Cu	100.00	2.67	74.75	6.42	2.27	38.27	2.79	4.94	58.00	9.20
El Brocal Marcapunta	100.00	32.07	21.94	22.63	42.58	17.83	24.41	74.65	19.60	47.04
Coimolache	100.00	—	—	—	50.75	10.93	17.84	50.75	10.93	17.84
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	3.17	3.78	0.39	12.14	6.98	2.72	15.31	6.32	3.11
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	647.00	1.85	38.49	3,248.00	1.75	183.02	3,894.00	1.77	221.51
Total		687.43	4.04	89.23	3,362.29	3.07	332.34	4,048.73	3.24	421.56
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	0.88	1.96	17.28	6.44	1.87	120.43	7.32	1.88	137.71
El Brocal Tajo Norte Pb-Zn	100.00	1.64	4.08	67.17	0.12	3.81	4.63	1.77	4.06	71.80
El Brocal Tajo Norte Cu	100.00	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—
Total		2.53	3.34	84.46	6.56	1.91	125.05	9.09	2.31	209.51
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	0.88	1.17	10.27	6.44	1.10	70.87	7.32	1.11	81.15
El Brocal Tajo Norte Pb-Zn	100.00	1.64	2.03	33.46	0.12	0.89	1.09	1.77	1.96	34.54
El Brocal Tajo Norte Cu	100.00	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—
Total		2.53	1.73	43.73	6.56	1.10	71.96	9.09	1.27	115.69
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00	2.67	2.35	62.62	2.27	1.88	42.66	4.94	2.13	105.28
El Brocal Marcapunta	100.00	32.07	1.24	398.95	42.58	1.21	513.41	74.65	1.22	912.36
Coimolache	100.00	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde	100.00	647.00	0.36	2,337.36	3,248.00	0.34	10,894.39	3,894.00	0.34	13,231.76
Total		681.74	0.41	2,798.94	3,576.04	0.36	12,894.75	4,256.79	0.37	15,693.68
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	647.00	0.01	95.71	3,248.00	0.01	446.79	3,894.00	0.01	542.95
Total		647.00	0.01	95.71	3,248.00	0.01	446.79	3,894.00	0.01	542.95

Notes:

*	Numbers may not add due to rounding.
**

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral

***	The total tonnage and content amounts presented in this table considered an ownership basis of 100% which represents Buenaventura’s ownership as of December 31, 2024.

(1)	The qualified person for the Mineral Reserves estimate of Uchucchacua/Yumpag is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Reserves estimate of San Gabriel is SLR Consulting (Canada) Ltd.
(4)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.
(5)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.
(6)	The point of reference used is in situ tonnes that is mill fed.

The following table shows a summary of our Mineral Reserves for our material mining properties as of December 31, 2024 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

		Total
	Ownership	Mineral Reserves
	Interest			Contained	NSR	Metallurgical
	(%)	Total	Grades	Metal	Cut-off[1]	Recovery
Gold		(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Uchucchacua/Yumpag	100.00	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	3.03	0.02	2.23	29.71	20%
El Brocal Marcapunta	61.43	45.86	0.59	874.54	36-47	27%
Coimolache	40.09	20.35	0.27	173.84	5.49-6.57	63%
Tantahuatay Sulfides	40.09	—	—	—	—	—
San Gabriel	100.00	15.31	3.71	1,826.91	92.00	85%
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—
Total		84.54	1.06	2,877.52
Silver		(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	7.32	491.58	115.73	56.5-91.6	90%
El Brocal Tajo Norte Pb-Zn	61.43	1.09	125.80	4.39	32.28	45%
El Brocal Tajo Norte Cu	61.43	3.03	58.00	5.65	29.71	60%
El Brocal Marcapunta	61.43	45.86	19.60	28.90	36-47	51%
Coimolache	40.09	20.35	10.93	7.15	5.49-6.57	21%
Tantahuatay Sulfides	40.09	—	—	—	—	—
San Gabriel	100.00	15.31	6.32	3.11	92.00	45%
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	762.45	1.77	43.37	0.13	45%
Total		855.39	7.57	208.29
Zinc		(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	7.32	1.88	137.71	56.5-91.6	57%
El Brocal Tajo Norte Pb-Zn	61.43	1.09	4.06	44.11	32.28	53%
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—
Total		8.41	2.16	181.82
Lead		(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	7.32	1.11	81.15	56.5-91.6	80%
El Brocal Tajo Norte Pb-Zn	61.43	1.09	1.96	21.22	32.28	28%
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—
Total		8.41	1.22	102.36
Copper		(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	3.03	2.13	64.67	29.71	75%
El Brocal Marcapunta	61.43	45.86	1.22	560.46	36-47	88%
Coimolache	40.09	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—
Trapiche	100.00	283.20	0.51	1,444.28	6.5	62	%(2)
Cerro Verde	19.58	762.45	0.34	2,590.78	0.13	86%
Total		1,094.54	0.43	4,660.20
Molybdenum		(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	762.45	0.01	106.31	0.13	54%
Total		762.45	0.01	106.31
*	Based on metal prices of Gold: 1,900 US$/oz, Silver: 24 US$/t, Copper: 8,800 US$/t, Lead: 1,900 US$/t and Zinc: 2,400 US$/t

**

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral.

(1)	Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2)	Metallurgical Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.
(3)	The point of reference used is in situ tonnes that is mill fed.
(4)	The metallurgical recoveries are based on LOM.

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2024 prepared in accordance with S-K 1300.

		Measured			Indicated			Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources			Mineral Resources			Mineral Resources
	Interest			Contained			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	0.15	0.02	0.09	0.36	0.03	0.31	0.52	0.02	0.40	0.92	0.05	1.61
El Brocal Marcapunta	61.43	8.78	0.48	136.42	11.43	0.40	148.70	20.22	0.44	285.12	15.30	0.58	284.52
Coimolache	40.09	—	—	—	9.17	0.23	67.32	9.17	0.23	67.32	7.61	0.23	55.37
Tantahuatay Sulfides	40.09	—	—	—	53.56	0.27	460.43	53.56	0.27	460.43	241.05	0.17	1,338.43
San Gabriel	100.00	0.66	2.26	47.95	7.10	2.37	540.44	7.76	2.36	588.38	7.05	3.23	733.15
Trapiche	100.00	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—	—	—	—
Total		33.80	0.20	217.06	674.63	0.08	1,746.60	708.43	0.09	1,963.66	308.53	0.25	2,462.07
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	0.82	295.05	7.75	2.25	266.34	19.24	3.06	273.99	26.99	5.58	346.25	62.12
El Brocal Tajo Norte Pb-Zn	61.43	0.04	105.23	0.14	0.03	131.47	0.12	0.07	115.95	0.26	0.03	143.08	0.13
El Brocal Tajo Norte Cu	61.43	0.15	39.38	0.19	0.36	48.59	0.57	0.52	45.88	0.76	0.92	13.38	0.39
El Brocal Marcapunta	61.43	8.78	16.64	4.70	11.43	14.94	5.49	20.22	15.67	10.19	15.30	24.41	12.01
Coimolache	40.09	—	—	—	9.17	11.36	3.35	9.17	11.36	3.35	7.61	10.74	2.63
Tantahuatay Sulfides	40.09	—	—	—	53.56	10.24	17.64	53.56	10.24	17.64	241.05	7.60	58.89
San Gabriel	100.00	0.66	4.21	0.09	7.10	7.96	1.82	7.76	7.64	1.91	7.05	7.34	1.66
Trapiche	100.00	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde	19.58	17.03	1.50	0.82	338.15	1.68	18.32	355.18	1.68	19.14	124.72	1.76	7.05
Total		51.69	9.57	15.91	1,015.05	3.42	111.65	1,066.74	3.72	127.56	438.86	10.63	150.05
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	0.82	2.17	66.59	2.25	2.14	48.02	3.06	2.17	66.59	5.58	2.40	133.95
El Brocal Tajo Norte Pb-Zn	61.43	0.04	2.71	1.14	0.03	1.81	0.52	0.07	2.34	1.66	0.03	1.26	0.36
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—	—	—	—
Total		0.86	2.20	67.73	2.28	2.13	48.54	3.14	2.18	68.25	5.61	2.39	134.31
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	0.82	1.34	10.92	2.25	1.27	28.48	3.06	1.29	39.40	5.58	1.41	78.53
El Brocal Tajo Norte Pb-Zn	61.43	0.04	2.56	1.07	0.03	0.68	0.20	0.07	1.79	1.27	0.03	0.37	0.11
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—	—	—	—
Total		0.86	1.40	11.99	2.28	1.26	28.68	3.14	1.30	40.67	5.61	1.40	78.63
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	0.15	1.56	2.35	0.36	1.39	5.05	0.52	1.44	7.40	0.92	1.41	12.95
El Brocal Marcapunta	61.43	8.78	0.88	77.40	11.43	0.88	100.92	20.22	0.88	178.32	15.30	1.34	205.01
Coimolache	40.09	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	53.56	0.59	315.15	53.56	0.59	315.15	241.05	0.40	963.31
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde	19.58	17.03	0.30	50.45	338.15	0.32	1,079.08	355.18	0.32	1,129.53	124.72	0.34	421.42
Total		50.17	0.41	204.63	996.50	0.34	3,396.63	1,046.67	0.34	3,601.26	418.60	0.41	1,718.35
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	17.03	0.01	1.60	338.15	0.01	38.63	355.18	0.01	40.23	124.72	0.01	15.54
Total		17.03	0.01	1.60	338.15	0.01	38.63	355.18	0.01	40.23	124.72	0.01	15.54

Notes:

*	Numbers may not add due to rounding.
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

**** This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	The qualified person for the Mineral Resources estimate of, Uchucchacua/Yumpag, San Gabriel and Tantahuatay Sulfides is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Resources estimate of El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(4)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(5)	The point of reference used is in situ tonnes.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2024 prepared in accordance with S-K 1300.

		Measured			Indicated			Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources			Mineral Resources			Mineral Resources
	Interest			Contained			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00	0.25	0.02	0.14	0.59	0.03	0.51	0.84	0.02	0.65	1.49	0.05	2.62
El Brocal Marcapunta	100.00	14.30	0.48	222.08	18.61	0.40	242.07	32.91	0.44	464.15	24.91	0.58	463.16
Coimolache	100.00	—	—	—	22.88	0.23	167.90	22.88	0.23	167.90	18.97	0.23	138.10
Tantahuatay Sulfides	100.00	—	—	—	133.59	0.27	1,148.38	133.59	0.27	1,148.38	601.21	0.17	3,338.23
San Gabriel	100.00	0.66	2.26	47.95	7.10	2.37	540.44	7.76	2.36	588.38	7.05	3.23	733.15
Trapiche	100.00	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Total		39.41	0.24	302.77	775.77	0.11	2,628.69	815.18	0.11	2,931.46	690.23	0.21	4,724.25
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	0.82	295.05	7.75	2.25	266.34	19.24	3.06	273.99	26.99	5.58	346.25	62.12
El Brocal Tajo Norte Pb-Zn	100.00	0.07	105.23	0.23	0.05	131.47	0.20	0.12	115.95	0.43	0.05	143.08	0.22
El Brocal Tajo Norte Cu	100.00	0.25	39.38	0.31	0.59	48.59	0.93	0.84	45.88	1.24	1.49	13.38	0.64
El Brocal Marcapunta	100.00	14.30	16.64	7.65	18.61	14.94	8.94	32.91	15.67	16.58	24.91	24.41	19.54
Coimolache	100.00	—	—	—	22.88	11.36	8.36	22.88	11.36	8.36	18.97	10.74	6.55
Tantahuatay Sulfides	100.00	—	—	—	133.59	10.24	43.99	133.59	10.24	43.99	601.21	7.60	146.88
San Gabriel	100.00	0.66	4.21	0.09	7.10	7.96	1.82	7.76	7.64	1.91	7.05	7.34	1.66
Trapiche	100.00	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde	100.00	87.00	1.50	4.18	1,727.00	1.68	93.55	1,814.00	1.68	97.73	637.00	1.76	36.03
Total		127.29	5.48	22.43	2,505.07	2.75	222.12	2,632.36	2.89	244.55	1,332.86	6.51	278.81
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	0.82	2.17	66.59	2.25	2.14	48.02	3.06	2.17	66.59	5.58	2.40	133.95
El Brocal Tajo Norte Pb-Zn	100.00	0.07	2.71	1.85	0.05	1.81	0.85	0.12	2.34	2.70	0.05	1.26	0.59
El Brocal Tajo Norte Cu	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Total		0.89	2.21	68.44	2.29	2.13	48.87	3.18	2.18	69.29	5.63	2.39	134.54
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	0.82	1.34	10.92	2.25	1.27	28.48	3.06	1.29	39.40	5.58	1.41	78.53
El Brocal Tajo Norte Pb-Zn	100.00	0.07	2.56	1.75	0.05	0.68	0.32	0.12	1.79	2.07	0.05	0.37	0.17
El Brocal Tajo Norte Cu	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Total		0.89	1.43	12.67	2.29	1.26	28.80	3.18	1.30	41.47	5.63	1.40	78.70
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00	0.25	1.56	3.83	0.59	1.39	8.22	0.84	1.44	12.05	1.49	1.41	21.08
El Brocal Marcapunta	100.00	14.30	0.88	126.00	18.61	0.88	164.28	32.91	0.88	290.28	24.91	1.34	333.73
Coimolache	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	133.59	0.59	786.02	133.59	0.59	786.02	601.21	0.40	2,402.64
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde	100.00	87.00	0.30	257.64	1,727.00	0.32	5,511.15	1,814.00	0.32	5,768.79	637.00	0.34	2,152.30
Total		125.74	0.37	461.90	2,472.79	0.34	8,366.10	2,598.54	0.34	8,828.00	1,301.22	0.39	5,025.40
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	87.00	0.01	8.16	1,727.00	0.01	197.31	1,814.00	0.01	205.48	637.00	0.01	79.38
Total		87.00	0.01	8.16	1,727.00	0.01	197.31	1,814.00	0.01	205.48	637.00	0.01	79.38

Notes:

*	Numbers may not add due to rounding.
**

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

***	The total tonnage and content amounts presented in this table considered an ownership basis of 100% which represents Buenaventura’s ownership as of December 31, 2024.

**** This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	The qualified person for the Mineral Resources estimate of Uchucchacua/Yumpag, San Gabriel and Tantahuatay Sulfides is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Resources estimate of El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(4)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(5)	The point of reference used is in situ tonnes.

The following table shows a summary of our Mineral Resources for our material mining properties as of December 31, 2024 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

		Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources
	Interest			Contained			Contained	NSR	Metallurgical
	(%)	Total	Grades	Metal	Total	Grades	Metal	Cut-off[1]	Recovery
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	0.84	0.02	0.65	1.49	0.05	2.62	29.71	20%
El Brocal Marcapunta	61.43	32.91	0.44	464.15	24.91	0.58	463.16	36-47	27%
Coimolache	40.09	22.88	0.23	167.90	18.97	0.23	138.10	5.49-6.57	63%
Tantahuatay Sulfides	40.09	133.59	0.27	1,148.38	601.21	0.17	3,338.23	7.76	60%
San Gabriel	100.00	7.76	2.36	588.38	7.05	3.23	733.15	92.00	85%
Trapiche	100.00	617.20	0.03	562.00	36.61	0.04	49.00	6.5	62	%(2)
Cerro Verde	19.58	—	—	—	—	—	—	—	—
Total		815.18	0.11	2,931.46	690.23	0.21	4,724.25
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	0.00	0.00
Uchucchacua/Yumpag	100.00	3.06	273.99	26.99	5.58	346.25	62.12	56.5-91.6	90%
El Brocal Tajo Norte Pb-Zn	61.43	0.12	115.95	0.43	0.05	143.08	0.22	32.28	45%
El Brocal Tajo Norte Cu	61.43	0.84	45.88	1.24	1.49	13.38	0.64	29.71	60%
El Brocal Marcapunta	61.43	32.91	15.67	16.58	24.91	24.41	19.54	36-47	51%
Coimolache	40.09	22.88	11.36	8.36	18.97	10.74	6.55	5.49-6.57	21%
Tantahuatay Sulfides	40.09	133.59	10.24	43.99	601.21	7.60	146.88	7.76	50%
San Gabriel	100.00	7.76	7.64	1.91	7.05	7.34	1.66	92.00	45%
Trapiche	100.00	617.20	2.39	47.33	36.61	4.39	5.16	6.5	62	%(2)
Cerro Verde	19.58	1,814.00	1.68	97.73	637.00	1.76	36.03	0.13	45%
Total		2,632.36	2.89	244.55	1,332.86	6.51	278.81
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Uchucchacua/Yumpag	100.00	3.06	2.17	66.59	5.58	2.40	133.95	56.5-91.6	57%
El Brocal Tajo Norte Pb-Zn	61.43	0.12	2.34	2.70	0.05	1.26	0.59	32.28	53%
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—
Total		3.18	2.18	69.29	5.63	2.39	134.54
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Uchucchacua/Yumpag	100.00	3.06	1.29	39.40	5.58	1.41	78.53	56.5-91.6	80%
El Brocal Tajo Norte Pb-Zn	61.43	0.12	1.79	2.07	0.05	0.37	0.17	32.28	28%
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—
Total		3.18	1.30	41.47	5.63	1.40	78.70
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	0.84	1.44	12.05	1.49	1.41	21.08	29.71	75%
El Brocal Marcapunta	61.43	32.91	0.88	290.28	24.91	1.34	333.73	36-47	88%
Coimolache	40.09	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	133.59	0.59	786.02	601.21	0.40	2,402.64	7.76	85%
San Gabriel	100.00	—	—	—	—	—	—	—	—
Trapiche	100.00	617.20	0.32	1,970.86	36.61	0.32	115.67	6.5	62	%(2)
Cerro Verde	19.58	1,814.00	0.32	5,768.79	637.00	0.34	2,152.30	0.13	86%
Total		2,598.54	0.34	8,828.00	1,301.22	0.39	5,025.40
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Pb-Zn	61.43	—	—	—	—	—	—	—	—
El Brocal Tajo Norte Cu	61.43	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—
Coimolache	40.09	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.09	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—
Cerro Verde	19.58	1,814.00	0.01	205.48	637.00	0.01	79.38	0.13	54%
Total		1,814.00	0.01	205.48	637.00	0.01	79.38
*	Based on metal prices of Gold: 1,900 US$/oz, Silver: 24 US$/t, Copper: 8,800 US$/t, Lead: 1,900 US$/t and Zinc: 2,400 US$/t
**

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

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

	Year Ended December 31,
	2024	2023	2022

	(US$ in thousands)
San Gabriel	250,606	93,235	34,734
Uchucchacua/Yumpag	29,727	52,106	31,174
Colquijirca and Marcapunta	24,916	61,772	61,932
Molle Verde	24,525	20,756	11,725
Orcopampa	2,427	4,466	3,584
Julcani	1,874	878	1,559
Tambomayo	1,444	320	3,175
Río Seco	1,375	90	189
Others	403	1,590	904
Huanza	346	1,159	1,246
La Zanja	98	2,287	1,719
Conenhua	2	10	32
Total (1)	337,743	238,669	151,973

	Year Ended December 31,
	2024	2023	2022

	(US$ in thousands)
Fixed assets	—	3	25
Work in progress	235,867	140,586	65,577
Development costs	101,876	98,080	86,371
Total	337,743	238,669	151,973
(1)

Excluding additions of costs for mine closures of US$73.1 million and additions of right of use assets of US$7.8 million in 2024; additions of US$11.9 million and US$1.1 million in 2023, respectively; and deductions of US$21.9 million and additions US$11.7 million in 2022, respectively.

We partially funded the El Brocal Expansion and the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$330 to US$355 million for capital expenditures for 2025. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.   Business Overview

We mainly produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Tambomayo, Uchucchacua, Yumpag, Julcani, La Zanjaand Colquijirca-Marcapunta mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde and Coimolache are not included in these production figures.

	Year Ended December 31
	(Unaudited) (1)(2)
	2024	2023	2022
Gold (oz.)	148,683	155,334	181,773
Silver (oz.)	15,478,231	9,172,113	8,198,488
Zinc (t)	28,452	25,008	36,869
Lead (t)	18,536	11,410	17,610
Copper (t)	57,057	57,721	47,352
(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.
(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view explorations as our primary means of generating value for our shareholders, and we maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2024, 2023 and 2022, we spent US$21.9 million, US$13.5 million and US$14.3 million, respectively on “exploration in non-operating areas” investments and US$50.9 million, US$49.2 million and US$80.8 million, respectively on “exploration in operating units” investments mainly focused in the Uchucchacua, El Brocal and Orcopampa mining units.

During 2025, we expect to invest approximately US$ 54.0 to US$ 65.0 million in these exploration activities.

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

We have active joint venture exploration agreements with other mining companies, including Southern Copper Corporation and Minera Bateas. Additionally, we hold a majority ownership of 19.88 % of its current outstanding shares of Tinka Resources Limited. Consequently, we have access to promising mining projects through exploration of our own mining properties as well as third-party properties while sharing the exploration and development risks with recognized partners, and increasing our exposure to new exploration technologies, while expanding our knowledge and experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2024, 2023 and 2022.

	Buenaventura’s
	Effective	Property		Total Exploration
Exploration	Participation	Hectares	Observed	Expenditures During

Projects (1)(2)	at December 31, 2024		Mineralization	2024	2023	2022

				(US$ in millions)
Marcapunta	61.43%	33,748	Copper, Silver and Gold	7.97	4.10	4.01
La Zanja Sulfides	100%	11,457	Copper, Gold and Silver	4.00	3.96	5.24
El Faique	100%	13,318	Copper and Gold	1.43	0.61	—
Don Jorge	100%	3,712	Silver	1.43	0.21	0.13
San Gabriel	100%	49,581	Gold, Silver and Copper	0.60	1.15	0.28
Other minor				6.47	3.57	4.59
Total exploration in non-operating areas				21.9	13.45	14.25
(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(2)	Only includes explorations conducted by Buenaventura.

The following table lists the operating mines in which we directed our principal exploration efforts, mineralization of each mine and the exploration expenditures for 2024, 2023 and 2022.

		Total Exploration
		Expenditures During
Exploration project	Observed Mineralization	2024	2023	2022

		(US$ in millions)
Uchucchacua/Yumpag	Silver, Lead and Zinc	16.01	24.42	32.59
Julcani	Silver	11.69	6.99	6.75
Colquijirca	Copper, Zinc, Lead and Silver	10.50	7.76	16.67
Orcopampa	Silver and Gold	7.46	6.07	11.59
Tambomayo	Gold	5.22	3.45	9.98
La Zanja	Gold	—	0.54	3.21
Total exploration in operating areas		50.88	49.23	80.79

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2024.

Exploration Projects in Non-Operating Areas

Yumpag. The Yumpag project is located four kilometers northeast of the Uchucchacua mine. This project is an epithermal silver-manganese deposit hosted by Cretaceous limestone. Mineralization is structurally influenced by the Cachipampa fault, which also influences significant areas of silver mineralization at the Uchucchacua mine.

In 2024, we conducted 8,882 meters of exploration drilling in the Tomasa system, enabling us to identify two main ore bodies. Additionally, we completed 3,865 meters of exploration drilling in the Camila southwest vein, which allowed us to extend the mineralization by 150 meters to the southwest. Finally, we conducted another 2,834 meters of exploration drilling in other structures.

In 2025, we expect to execute 2,000 meters of exploration drilling in the Tomasa system, 2,000 meters of exploration drilling in Camila Southwest, and 7,000 meters of exploration drilling in other areas.

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly-owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper, and gold deposits.

In 2024, we conducted 1,329 meters of diamond drilling at the Driana target, situated 1.5 km south of the Trapiche porphyry. No exploration is scheduled for 2025.

Don Jorge. The project is located in the Puno department and consists of 7,481 hectares of mining concessions, hosting a series of polymetallic, silver-rich veins. In December 2022, we obtained the approval for the Environmental Impact Statement for Exploration (DIA), and in October 2023, we received the “Inicio de Actividades.” During 2024, we executed 2,062 meters of drilling without positive results. No further exploration is required in this target.

MLZ-Sulfides. The project is situated in the Cajamarca department and comprises a series of hydrothermal breccia pipes containing gold and copper mineralization. So far, we have identified four economically breccia pipes.

In 2023, we conducted 11,080 meters of exploration drilling, and in 2024, we executed 13,364 meters of drilling. In 2025, we plan to execute 6,000 meters of drilling.

Chaska, is located 7 kilometers south of the Tambomayo mine and hosts a series of epithermal veins with gold and silver mineralization. In 2023, we started the 4th semi-detailed environmental impact study; which was filed in 2024. We expect to receive the approval of “Inicio de Actividades” at the beginning of 2026.

Maria Gracia. The project is located in the Lima department and consists of 10,400 hectares of mining concessions, hosting several geochemical anomalies related to a volcanic-associated massive sulfide deposit. In 2024, we completed a gravimetric and magnetic geophysical survey and submitted the environmental permits known as “Ficha Tecnica Ambiental de Menor Complejidad.”

In 2025, we expect to have the environmental permit approved by the end of the second quarter and start the drilling program, which includes 3,500 meters.

Exploration Projects in Operating Areas

Orcopampa. In 2024, we completed 8,920 meters of exploration drilling across three targets: Prometida Norte, Melissa, and Pucarina, with no positive results. Additionally, we completed 21,638 meters of infill drilling.

For 2025, we plan to execute 4,000 meters of exploration drilling and 975 m of exploration tunnels at the Ocoruro targets and San Santiago. Additionally, we will conduct 10,000 meters of infill drilling.

Tambomayo. In 2024, we completed 3,083 meters of exploration drilling in the Camila and Erika veins. Additionally, we conducted 8,493 meters of infill drilling. By 2025, we plan to carry out 7,600 meters of infill drilling.

Uchucchacua. During 2024, we executed 1,623 meters of exploration tunnels and 26,060 meters of exploration drilling which was focused on three targets: Luz-Norte, Huantajalla east and Bonnie. In addition, we executed 31,065 meters of infill drilling in the Cachipampa vein system, Luz Norte and Huantajalla east.

By 2025, exploration will proceed at the three targets, and we will also introduce a new long-term exploration target named Esperanza. We will execute 1,900 meters of exploration tunnels, 40,000 meters of drilling, and 28,000 meters of infill drilling.

Yumpag. In 2024, we conducted 20,475 meters of infill drilling focused on the Camila and Candela structures. For 2025, we plan to execute 17,500 meters of infill drilling.

El Brocal. During 2024 we continued the two long-term exploration programs initiated in 2023.

The first target is the exploration of the eastern margin of the Marcapunta volcanic center. In this target we executed 156 meters of exploration tunnels, 982 meters of exploration drilling and 4,087 meters of infill drilling. By 2025, we plan to execute 560 meters of tunnels, 3,500 meters of exploration drilling and 4,000 meters of infill drilling.

The second target is the exploration of the southern margin of the volcanic center, where we have drilled 200 meters of tunnels and 2,501 meters of exploration drilling. By 2025, we plan to execute 613 meters of exploration tunnels, 2,000 meters of exploration drilling.

Finally, as part of short - term exploration programs around the volcanic center, we plan to execute 1,500 meters of tunnels, 14,500 meters of exploration drilling, and 12,500 meters of infill drilling.

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

Sales of Metal Concentrates

All of our metal production is sold to smelters and traders, either in concentrate or metal form, such as gold-silver concentrate, lead-silver concentrate, zinc-silver concentrate, copper-gold-silver concentrate, gold doré bars and refined gold and silver. Our concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Bullion Market Association (“LBMA”) Spot AM/PM settlement prices for gold, averaged on the quotational period agreed, less certain allowances, and the LBMA Spot settlement price for silver, averaged on the quotational period agreed, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange (“LME”) settlement prices for the specific metal, averaged on the quotational period agreed, less certain allowances. Sales of concentrates and metal allow for price adjustments based on their market price at the end of the relevant quotational period (QP), generally being the month of, the month – or more – following the scheduled month of shipment or delivery according to the terms of the contracts. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the QP, based on the spread between the actual price at the end of the QP and the agreed contractual average prices; this is considered a variable portion of the consideration. Changes in the price during the QP are recognized in the “Sales of goods” caption of the consolidated statements of profit or loss.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2025 are set forth below:

	Gold		Silver		Copper
	Average Annual	Our Average	Average Annual	Our Average	Average Annual	Our Average
	Market Price	Annual Price(1)	Market Price	Annual Price(1)	Market Price	Annual Price
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.	US$/t	US$/t
2023	1,943	1,954	23.39	23.98	8,483	8,418
2024	2,387	2,407	28.24	28.92	9,140	9,063
2025 (through March 31, 2025)	2,857	2,943	31.87	32.22	9,347	9,292
(1)	Our average annual price includes only the consolidated average annual price from our mines.
(2)	Average annual gold prices are based on the LBMA PM fix as provided by Fast Markets.
(3)

Average annual silver prices are based on London Spot prices. Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2025 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.

(4)	Average annual copper prices are based on the LME Cash ask price as provided by Fast Markets.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2024	2023

	(US$ in thousands)
Silver	415,399	196,340
Gold	326,742	279,731
Zinc	63,125	46,620
Lead	33,779	21,401
Copper	483,547	466,558
Manganese sulfate	3,658	—
Total	1,326,250	1,010,650
(1)	Does not include commercial deductions for refinery charges and penalties incurred in 2024 of US$172.3 million and of US$196.9 million in 2023.

Approximately 31.29% and 34.90% of our concentrate, doré bars and refined metal sales in 2024 and 2023 (without considering adjustments to prior periods liquidations, fair value from sale of concentrate or hedge operations), were sold outside Peru. Set forth below is a table that shows the percentage of sales that was sold to our various customers in 2024 and 2023.

	Percent of concentrates, doré bars and
	refined metal Sales
	2024	2023
	%	%
Export Sales:
Asahi Refining Canada Ltd and Asahi Refining USA Inc.	17.54	20.10
Daye Qiansheng (HK) Investment Trading Limited	4.26	6.50
Axaya AG	2.13	1.10
Glencore International AG	1.03	1.80
MRI Trading AG	0.57	2.70
Others	5.76	2.70
Total Export Sales	31.29	34.90

Domestic Sales:
Trafigura Peru	40.61	28.20
IXM Trading Peru S.A.C.	14.79	19.20
Glencore Peru S.A.C.	9.63	12.40
Andina Trade S.A.C.	2.29	2.20
Humon Latin America S.A.	—	1.60
Others	1.39	1.50
Total Domestic Sales	68.71	65.10
Total Sales	100.00	100.00

The following table shows our committed sales volumes of copper, lead-silver, gold-silver and zinc concentrates from 2025 to 2027:

	Wet tonnes	Wet tonnes	Wet tonnes
Concentrate	2025 (2)	2026	2027
Uchucchacua’s Lead-Silver	46,700	—	—
Uchucchacua’s Zinc	56,200	3,500	—
Yumpag’s Silver	78,600	—	—
Tambomayo’s Silver-Lead	5,400	—	—
Tambomayo’s Zinc	2,300	—	—
El Brocal’s Copper	286,900	281,600	221,000
El Brocal’s Zinc	—	—	—
El Brocal’s Lead-Silver	—	—	—
Julcani’s Lead-Silver	2,800	—	—
Julcani’s Gold-Silver	23,000	—	—
Orcopampa Gold-Silver	1,400	—	—

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus refining charges and deductions for refinery charges and penalties.

(1)	Represents committed sales volumes from 2025 to 2027.

We also sell refined gold and doré, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2024, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Bullion Market Association PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Bullion Market Association spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

As of December 31, 2024 and 2023, we and our subsidiaries are completely unhedged as to the prices at which our gold, silver, copper and other metals will be sold (El Brocal maintained derivative instruments until March 2023). See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

Until March 2023, El Brocal used derivative instruments to manage its exposure to changes in the price of metals. Such derivative financial instruments were initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives were carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

El Brocal’s hedge was classified as a cash flow hedge. The effective portion of gain or loss on the hedging instrument was initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the finance costs caption. Cerro Verde has not engaged in, and is currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

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

Mining concessions are irrevocable, provided holders comply with the obligations set forth in the General Mining Law and applicable regulations, mainly the payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare, or payment of a penalty when applicable. Failure to achieve minimum annual production or investment targets will result in a penalty. Failure to pay annual concession fees or penalties for two (2) consecutive years in any mining concession will result in the cancellation of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty (30) years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty (30) years beginning on January 1, 2009 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

Our processing concessions enjoy the same duration and tenure as our mining concessions, subject to payment of a fee based on the plate capacity of the applicable processing plant. Failure to pay processing fees for two (2) consecutive years will result in the cancellation of the processing concessions.

Our mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe we are in compliance with all material terms and requirements applicable to the mining concessions and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining concessions and processing concessions that are not material to the conduct of our business.

In addition to obtaining mining concessions from the Peruvian government, applicable Peruvian regulations require to enter into an agreement with surface landowners and/or occupiers, of land located above the mineral resources to be explored or mined. Supreme Decree No.042-2017-EM (Regulations for Environmental Protection of Mining Exploration Activities), requires such easements or land agreements to be completed before undertaking exploration or mining activities. We have been actively seeking to acquire surface land rights, easements for land covering prospective exploration targets, or ore deposits that could be brought into production in the future. Regarding processing concessions, Article 82 of Supreme Decree No.020-2020-EM, Regulations for Mining Proceedings, in force since August 9, 2020, requires holders of such concessions to own the land covering the concession or to have the authorization of the landowner. We have sought to acquire surface land rights in areas suitable for plant and/or processing facilities.

The possibility of developing mining activities in areas classified as urban or urban expansion, is restricted, there must be compatibility of such areas and mining activities. Law No. 27015, Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations, defines procedures for granting mining concessions in urban and urban expansion areas. To grant a mining concession in an urban area and in an urban expansion area, MINEM is required to receive the approval of the council of the applicable provincial municipality. The council has sixty (60) calendar days to issue its decision. Mining concessions in urban expansion areas are granted for 10-year terms, which may be renewed by MINEM subject to the approval of municipal authorities, but cannot exceed 100 hectares.

Since July 22, 2010, the Environmental Evaluation and Overseeing Agency (OEFA), which depends on the Ministry of Environment (“MINAM”), is in charge of conducting all types of audits, and levy fines or administrative measures on mining companies which fail to comply with their environmental obligations and commitments, either those set out in the applicable legislation (obligations), or those entered into in the environmental permits granted (commitments).

Law 29783 addresses Employee Health and Safety, and employers´ liability in mining activities. Accordingly, such employee health and safety and employer liability and related matters are now audited by the Ministry of Labor and Employment (MINTRA, through its technical entity National Superintendence of Labor Inspection (SUNAFIL)). Law 29783, as amended by Law 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any liability arising from accidents or diseases suffered by the employee while working, and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. By Supreme Decree No.003-2013—TR, MINTRA transferred its security supervisory, audit and sanctioning functions to the SUNAFIL. Such law amended the relevant provision of the criminal code, to establish that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

On July 28, 2016, Supreme Decree No. 024-2016-EM, as amended by Supreme Decree No. 029-2016-EM, Supreme Decree No. 023-2017-EM, Supreme Decree No. 037-2017-EM and Supreme Decree No. 034-2023-EM relating to Occupational Health and Safety Regulations for Mining was published. These Regulations aim to prevent the occurrence of incidents, work-related accidents and occupational diseases, aiming to promote a culture of prevention of occupational hazards in mining activities. In addition, SUNAFIL is the competent authority for the supervision and enforcement of compliance with legal and technical standards related to employment practices and policies.

Occupational safety and health issues in mining activities are overseen by the Energy and Mining Supervisory Board (OSINERGMIN), the competent authority to supervise compliance of the legal and technical provisions related to worker’s health and safety, but also entrusted with the supervision of mining infrastructure. As decreed in Supreme Decree No.128-2013-PCM, mining companies are required to make monetary contributions to OSINERGMIN and to fund OEFA’s activities.

COVID-19 Pandemic

On March 11, 2020, Supreme Decree N°008-2020-SA declared a National Health Emergency due to the COVID-19 pandemic. The severe restrictions initially imposed by said Supreme Decree and other regulations relaxed with the implementation of vaccination programs and a reduction of COVID-19 effects.

Ministerial Resolution 031-2023-MINSA ended the Health Emergency on May 25, 2023. Nevertheless, certain simpler rules are still in effect. Ministerial Resolution No. 022-2024-MINSA approved Administrative Directive No. 349-MINSA/DIGIESP-2024, which establishes new provisions for the prevention, surveillance and control of workers at risk of exposure to COVID-19. Such rules are mainly related to precautionary measures which, in general, are the following: (i) isolation, medical rest and reporting cases of COVID-19 to SISCOVID (ii) worker health and safety training; and (iii) use of masks (recommended, but not mandatory) for at-risk workers.

Environmental Matters

In October 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the MINAM issued national environmental regulations, which have gradually replaced prior guidelines governing governmental agencies environmental competencies. OEFA, as the environmental enforcement agency, has the authority to inspect mining operations and impose administrative measures and/or fines to mining companies that fail to comply with prescribed environmental regulations and their approved environmental commitments.

In May 1993, the regulation for environmental protection under mining and metallurgical activities (reglamento para la proteccion ambiental en la actividad minero - metalúrgica), was published and approved by means of Supreme Decree No. 016-93-EM. This regulation required every mining unit that began operations before May 1993 to file a Preliminary Environmental Assessment (“EVAP”) followed by a Program for Environmental Adequacy and Management (“PAMA”). Additionally, an EIAd had to be submitted for any new operations. In 2014, this regulation was repealed by Supreme Decree No. 040-2014-EM (reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero), approved on November 12, 2014, which regulates mining production, processing, labor, transportation and storage and sets forth a new set of requirements for these activities. In this Supreme Decree (article 76) also established the possibility of submitting a supporting technical report (ITS) when the environmental impacts were not significant. On March 2, 2020 this regulation was amended by means of Supreme Decree N° 005-2020-EM (Modificación del Reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero. This amendment also created Article 133A which introduces the possibility of executing certain changes and improvements without modifying the EIAd, with only a Prior Communication (Comunicación Previa).

Regulation for citizen participation in exploitation activities. Supreme Decree No 028-2008-EM published in 2008 regulated the process for citizen participation in these activities. One of the most essential requirements is the participatory workshops with the communities and the public hearings.

Regulations for LMPs and ECAs. In 1996, MEM also issued regulations that establish maximum permissible levels (“LMPs”) of (i) liquid effluents emissions and (ii) elements and compounds present in gaseous emissions resulting from mining activities. Mines and processing plants that were in operation before May 1993 were required to comply with LMPs within 10 years and in the meantime, operators were required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMPs. The first General Water Law was enacted in 1969. In 2008 and 2010, MINAM enacted new water quality standards and new LMPs for liquid effluents, and, in 2009, all Peruvian mining companies were required to submit updated environmental management plans that complied with water quality standards and new LMPs for liquid effluents to MEM. By the end of 2015, Supreme Decree No. 015-2015-MINAM (the “2015 Decree”) was enacted, modifying water quality standards for designated beneficial uses which apply to mining companies and establishing supplementary provisions related to compliance. In 2017, Environmental Quality Standards (Estándares de Calidad Ambiental) (ECAs) for water were modified by Supreme Decree No. 004-2017-MINAM. Permissible maximum limits approved in 2010 are still valid.

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

In 2012, Peru enacted Supreme Decree No. 020-2012-EM, which added Chapter XVII to the Mining Proceedings Regulations approved by Supreme Decree No. 018-92- EM. The new provisions require the approval of the General Mining Directorate of MINEM or of the relevant regional government before proceeding to start and re-start exploration, development, preparation and exploitation. The authorizations to start and re-start mining activities may need to be pre-approved by MEM if the mining activities affect indigenous or native people.

Regulations for solid waste. In December 2017, a new regulation for Solid Waste Management was approved by Supreme Decree No. 014-2017-MINAM which brought into force the new Law for Integral Management of Solid Waste, approved by Legislative Decree No. 1278 in December 2016. This resulted in new regulations for all extractive productions and services in Peru, including mining, which prioritize the material and energy recovery of solid waste through different methods, including recycling, reuse and co-generation.

Regulations governing mining explorations. In May 2008, the Peruvian government enacted Supreme Decree 020-2008-EM, which governs mining exploration activities and related matters. At the end of 2017, this Supreme Decree was superseded by a new regulation for exploration activities. Under Supreme Decree 042-2017-EM, exploration activities fall into two categories: Category I and Category II. Category I exploration activities are those involving no more than 40 drilling platforms or affecting a surrounding area measuring less than 10 hectares in size, while Category II exploration activities are those involving between 40 and 700 drilling platforms and affecting an area measuring more than 10 hectares. For Category I exploration activities, an Environmental Impact Statement (Declaración de Impacto Ambiental) (DIA) is required. For Category II exploration activities, a semi-detailed EIA (EIAsd) that incorporates technical, environmental and social matters is required. In 2017, Supreme Decree No. 042-2017-EM repealed Supreme Decree 020-2008, one of the most important developments was the establishment of the Environmental Technical Report (Ficha Técnica Ambiental) (FTA), for exploration activities that do not have significant negative environmental impacts. The FTA, DIA and the EIAsd, as applicable, must be approved before exploration activities can commence. Any commitments assumed by mining companies in a DIA, EIAsd or FTA are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that the holder of mining concessions will perform specified closure and post closure activities during exploration programs. In addition, fines can be imposed if exploration programs begin before the DIA, the EIAsd and the FTA are approved, and the approval of environmental assessments for exploration activities performed within protected natural areas requires the approval of the competent authority. Exploration in Prehispanic Archeological Sites (referred to in Supreme Decree No 004-2000-ED) is forbidden unless expressly authorized by the Ministry of Culture.

The regulation for exploration activities Supreme Decree No. 042-2017-EM, was modified by Supreme Decree No. 019-2020 - EM. The most important changes are that the Ministry de Energy and Mines allows the positive administrative silence for FTA, additional assumptions for Prior Communication, the determination of a deadline to OEFA which must conduct the final closure inspection and the rules modifications of Citizen Participation for the FTA.

In 2024, Ministerial Resolution No. 237-2024-MINEM/DM was published, which approves the use of a simplified Environmental Technical Sheet (FTA) for exploration activities involving up to five drilling platforms, and also reduces the required scope for FTAs covering up to twenty drilling platforms

In 2024, no FTA, DIA or EIAsd were approved.

Regulation for citizen participation in exploration activities. In May 2008, MINEM enacted Supreme Decree No 028-2008-EM, which regulates the citizen participation process within the framework of environmental permit approval. The DIA and EIAsd provide local communities with an opportunity to engage actively in this process. It is an essential requirement for DIA and EIAsd to hold participatory workshops with the communities int the areas of influence. Now, this requirement also extends to FTA.

Regulations Promoting Investments. Supreme Decree 054-2013-PCM was passed to promote investment projects. It allows companies to submit a supporting technical report, ITS (Informe Técnico Sustentatorio), to modify ancillary components, capacity expansions, or introduce technological improvements in exploration and exploitation activities. SENACE (EIAd) and MINEM (DIA and EIAsd) will then issue a compliance waiver within no more than fifteen (15) working days from the date of submission. This should facilitate the approval of environmental assessments for our new exploration projects and simplify the issuance of certificates of non-existence of archeological remains required for mining projects.

On December 28, 2015, the Servicio Nacional de Certificación Ambiental (SENACE), which operates under the auspices of MINAM, took responsibility for the assessment and approval of detailed EIA (EIAd) submitted by private, public, or mixed-capital organizations. This development is consistent with the expansion of MINAM’s technical and regulatory capacities. In 2020, EIAd for Yumpaq and Trapiche were prepared under SENACE supervision.

Moreover, the Environmental Baseline Elaboration Guidelines (Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental– SEIA) and the Identification and Characterization of Environmental Impacts Guidelines (Guía para la Identificación y Caracterización de Impactos) were approved by Ministerial Resolution No. 455-2018-MINAM in January 2019. The purpose of the aforementioned guidelines is to provide information, directives and references to professionals involved in the review of baselines, as well as to provide general guidelines to the project owner or consulting firm for the process of identifying and evaluating the impacts on the environment (including physical, biological and social impacts), the results of which allow decisions to be made on the environmental viability of the project.

In September 2023, the detailed environmental impact study (EIAd) of the Yumpag Carama was approved. With this environmental certification, BVN is able to mine 1000 ton/day of ore and process it in Ucchucchacua plant.

In June 2024, the modification of the detailed environmental impact study (MEIAd) for Coimolache was approved. With this environmental certification, CMC expands the components of the Tajo, PAD, and PTAA Ciénaga Norte:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
Tantahuatay	3rd MEIAd	Board Resolution N° 00077-2024-SENACE-PE/DEAR	06/27/24

PUPCA. In January 2022, The SENACE (Servicio Nacional de Certificacion Ambiental para las Inversiones Sostenibles) enacted Supreme Decree Nº004-2022-MINAM, Procedimiento Único del Proceso de Certificación Ambiental (PUPCA), becoming effective in July 2022, which requires mining companies to conduct accompanying actions during the elaboration of Environmental Impact Assessment or their modifications, also the execution of diverse public participation procedures. It is important to point out that this regulation has introduced mandatory citizen participation mechanisms for the ITS. Likewise, a public hearing will be held for the MEIAd. In May 2023, Supreme Decree No. 006-2023-MINAM modified the Decree No. 004-2022-MINAM, suspending the PUPCA until January 1, 2025, and allowing companies to continue with the previous law. In our case, MEIAd of Brocal and Tambomayo continued with PUCPA framework, while in case of MEIAd of Orcopampa and Julcani was possible to desist of PUPCA and continue with the previous law. On November 28, 2024, Supreme Decree No. 013-2024-MINAM, which introduces the new PUPCA, was published. One of the key updates is that citizen participation processes related to Environmental Management Instruments (IGAs) will now be governed by the applicable sector-specific regulations. This new regulation will take effect on January 1, 2025

Additionally, in 2024, other regulations aimed at promoting private investment were enacted, including Supreme Decree N° 011-2024 which allows mining titleholders to increase the installed capacity of a mineral processing plant by up to 10% without modifying the operational license. Other regulation also was approved, Supreme Decree No. 005-2024-MINAM, which eliminates the requirement to obtain authorization from SERFOR for the collection of flora or fauna species when conducting baseline studies for semi-detailed or detailed Environmental Impact Assessments (EIAsd or EIAd).

Regulation for emergency situations not included in the EIAd. In 2021, Supreme Decree No. 026-2021-EM modified the Supreme Decree No. 040-2014-EM introducing article 50-A. This law gives companies the option to carry out actions not incorporated in their Environmental Impact Statements, when the purpose of that action was to control the effects of environmental emergencies. Companies must communicate the execution of these actions to the OEFA within ten (10) days of execution.

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

In 2024, closure plans were approved for Tambomayo, San Gabriel and Yumpag as mine operation units and Rio Seco Copper Plant as metallurgical facilities. Besides, there were submitted updating closure plans for Colquijirca, Orcopampa and Uchucchacua.

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for mining concessions holders. Under this provision, mining concessions holders that performed mining activities, including mining exploration, production and processing activities or related activities, without having an environmental certification are required to prepare and perform an environmental remediation plan to address the environmental impact in the areas in which such activities have been conducted. Environmental remediation plans can only be filed once mining activities have ceased and contain a detailed description of all mining facilities and activities performed without the corresponding environmental certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, and a bond in favor of MEM for the cost of the execution of the measures contained in the environmental remediation plan. Once the environmental remediation plan is completed, mining concessions holders are required to inform the auditing entity so it can verify that the actions were carried out as approved. The auditing entity is required to send the respective report to the relevant authority so that the bond may be returned. Supreme Decree No. 013-2019-EM repealed Supreme Decree No. 078-2009-EM and introduced several amendments to Supreme Decree No. 033-2005-EM, which regulates the Mine Closure Plans. On July 27, 2024, Supreme Decree No. 014-2024-EM was published, through which the government granted mining titleholders the opportunity to regularize components that were built without environmental certification by submitting a “Plan Ambiental Detallado” (PAD Additionally, the procedure for evaluating mine closure plans is optimized by reducing the approval period from 160 business days to 60 business days.

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

According to new regulation for mining liabilities, we have submitted intentions to update Closure Plans to MEM for all our mining concessions with environmental mining liabilities: Lircay, Bella Unión, Chaquelle, Ayacucho, Santa Barbara and Delta Upamayo are currently with post-closure activities but need to be updated in order to update commitments.

We have submitted Closure Plan for Los Negros and El Dorado, 2 new projects with mining liabilities managed by Minera Colquirrumi, a subsidiary of Buenaventura.

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

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC and became effective on April 4, 2012. These regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized and provide for a consultation process that lasts no more than 120 calendar days. In 2019, Ministerial Resolution No. 403 - 2019 MINEM/DM was issued, establishing the administrative procedures from the Mining Sector that require prior consultation in case those procedures affect indigenous communities -- which are: (i) processing concession; (ii) authorization to initiate or re-initiate exploration, development, or exploitation activities; (iii) mineral transport; and (iv) mining labor.

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

During 2024, the Prior Consultation process for the exploration and exploitation projects of Buenaventura Company were led by the General Social Office of the Mining and Mineral Minister in strict compliance with current regulations. So, after a long research activity and technical and legal evidence on the impact that exploration and exploitation projects could generate on the collective rights of the indigenous communities that surround them, it was demonstrated that these activities would not generate impacts and that the process prior consultation concluded satisfactorily.

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

In 2024 the following operational permits were approved by the General Directorate of MINEM:

Mine / Project	Type of permit	Prior Consultation	Date of Approval
Yumpag	Operation Activities Start EIAd	No impacts on collective rights of indigenous communities	03/15/2024
Trapiche	Exploration Activities Start 5th MEIAsd	No impacts on collective rights of indigenous communities	02/13/2024
Tambomayo	Exploration Activities Start 3rd MEIAsd	No impacts on collective rights of indigenous communities	03/15/2024
San Gabriel	Modification of Mining Plan	Not applicable	11/04/2024
Orcopampa	Operating authorization	Not applicable	02/29/2024
Julcani	Modification of Grating Benefit	Not applicable	12/04/2024
Tambomayo	Operating Authorization	Not applicable	02/29/2024
Colquijirca	Modification of the Construction Permit	Not applicable	03/26/2024

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

The Accident Rate decreased by 20%, from 0.97 in 2023 to 0.77 in 2024, despite one fatal accident at the San Gabriel mining unit. There were 89 incapacitating accidents reported in 2024, an decrease of 11% from 2023. The number of days lost, and man-hours worked in 2024 was also higher than in 2023, which had a direct influence on frequency, severity, and accident rates.

The table below shows Accident Rates based on the number of fatal and lost time accidents 2.86 and days lost 268.68. The table shows a decreasing trend for Accident Rates between 2023 (0.97) and 2024 (0.77).

Note: The accident rate information is calculated based on 100% Buenaventura, 100% Brocal, 100% Coimolache, 100% Molle Verde, 100% La Zanja, 100% Rio Seco and 100% Conenhua.

Our main activities included the following:

During 2024, we have strengthened our actions based on a preventive approach within safety management, implementing innovative strategies and systematic processes based on the two lines of action that ensure a safe and efficient work environment.

Critical Risk Management Pact for Life
a) Critical Risk Management b) Pact for Life

The first line of action, “Critical Risk Management,” is assigned to corporate level Managers belonging to the operational and administrative areas, who are the ones who best know the technical part of the processes; defining for each risk an action plan oriented to engineering type controls.

The second line of action, “Pact for Life”, focuses on promoting safe behavior at work, through experiential interventions, with the message of arriving home safely thinking about the waiting family.

These 02 lines of action are support on 4 actions:

●	Safe as a part of the production process
●	Psychology-Engineering Balance
●	Efficiency of Operational Control
●	Cooperative Safety

Among the main initiatives are:

●	Control of BSAF (Low Severity High Frequency) events, through action plans focused on the main occupational exposures.
●	Critical Risk management committees, which have been defined for the 11 identified risks, which are led by operational corporate officers.

We continue to work toward a Culture of Safe and Sustainable Production that involves all members of Buenaventura

Organizational Structure

As of March 31, 2025, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart:

†	All entities in this chart, except for Tinka Resources Limited (which is organized in Canada) and Buenaventura Trading S.A.S. (which is organized in Uruguay) are incorporated in Peru.
*	Compañía Minera Condesa S.A. holds 21,160,260 Common Shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.70 % of our total Common Shares.

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

Minera La Zanja S.R.L.

La Zanja is located 35 kilometers northwest of the city of Cajamarca. La Zanja, which as of December 31, 2024, was 100% owned by us, began operations in September 2010 as an open pit mine producing gold and silver.

Compañía Minera Coimolache S.A.

Coimolache is a mining company that owns the Coimolache mine which is located in the province and district of Hualgayoc in the Cajamarca region. We hold a 40.09% interest and operate this mine, which commenced operations in mid - 2011 as an open pit mine producing gold and silver.

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

Procesadora Industrial Rio Seco S.A.

Procesadora Industrial Rio Seco S.A. is our wholly owned subsidiary that owns and operates a monohydrate manganese sulphate crystallization plant situated in Huaral, Lima. This processing plant allows mining from areas with high silver and manganese content within the Uchucchacua and Yumpag mines, improving silver recovery. The Rio Seco Plant produces high purity manganese sulphate that is used in agriculture and the mining industry.

El Molle Verde S.A.C.

El Molle Verde S.A.C. is our wholly owned subsidiary that develops the Trapiche project, located in the Apurimac region. See “—B. Business Overview—Exploration Projects in Non-Operating Areas” above for further information about this project.

Tinka Resources Limited

Buenaventura holds 19.88% of Tinka Resources Limited, an exploration and development company that owns 100% of the Ayawilca Project, located at Daniel Alcides Carrión, Pasco.

Buenaventura Trading S.A.S.

Buenaventura Trading S.A.S., our wholly owned subsidiary, is a trading company organized in Uruguay.

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

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and the related Notes thereto included elsewhere in this Annual Report, and Item 5 to our Annual Report for the year ended December 31, 2023 (the “2023 20-F/A”). The Consolidated Financial Statements are prepared and presented in accordance with IFRS accounting standards as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

A.Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include:

●	the Julcani, Tambomayo, Orcopampa, Uchucchacua/Yumpag and La Zanja mining units;
●	Colquijirca mine is our non-wholly-owned consolidated subsidiaries;
●	Condesa, which is mainly a holding company for internal investments and other affiliated mining companies;
●	Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies;
●	Chaupiloma, which since February 2022, received a variable consideration for the mining rights sold to Yanacocha, Chaupiloma was sold in August 2024.
●	other minor subsidiaries; and
●	discontinued operations.

We also have material equity investments in (i) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper, (ii) Coimolache, which is an equity investee engaged in the exploitation and commercialization of gold and silver and (iii) Tinka, which is an equity investee in exploration phase. We account for these investments under the equity method.

Cerro Verde. As of December 31, 2024 and 2023, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over the company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

Results of operations. The primary factors affecting our results of operations are:

●	the amount of gold, silver, zinc and copper produced and sold;
●	prevailing world market prices for gold, silver, zinc and copper;
●	commercial terms with respect to the sale of ore concentrates; and
●	our operating expenses.

Gold, silver and copper price hedging. Our revenues and earnings are strongly influenced by world market prices for gold, silver, zinc and copper that fluctuate widely and over which we have no control. Depending upon the metal markets and other conditions, we may from time to time hedge our gold, silver and copper sales to decrease our exposure to fluctuations in the prices of these metals. As of December 31, 2024 and 2023, we and our wholly-owned subsidiaries are currently completely unhedged as to the price at which our gold, silver and copper will be sold. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold and silver.

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

Discontinued operations. During February 2022, Buenaventura sold its investment held in Minera Yanacocha S.R.L, previously classified in 2021 as available for sale and as a discontinued operation, for consideration collected in full in February 2022 of US$300,000,000, as well as contingent payments linked to the production of the Sulphides Project that Yanacocha plans to develop and future increases in mineral prices, payments that can amount to up to US$100,000,000. The gain from the sale in the Yanacocha investment was presented as an discontinued operation during 2022. As December 2024 and 2023, the mining units with discontinued operations were Poracota and Shila-Paula. See Note 1(e) and Note 2.4(v) to the Consolidated Financial Statements.

SUNAT litigation. Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss, which was offset in 2009 and 2010.

During 2007 and 2008, Buenaventura modified its client contracts for gold sales, shifting from a fixed price arrangement to a variable price arrangement. This allowed the Company to appropriately benefit from improved market prices. Additionally, this caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax paid by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT during subsequent fiscal years.

SUNAT’s position is that Buenaventura should disregard the additional expenses incurred in connection with the shift to variable price arrangement for purposes of calculating its income tax for fiscal years 2007 and 2008. According to SUNAT, the said payments correspond to an early settlement of financial derivative contracts in situations where the Company did not establish the purpose or risks covered by such instruments. Furthermore, SUNAT does not recognize the tax losses which the Company offset during fiscal years 2009 and 2010, related to the losses incurred during fiscal years 2007 and 2008.

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$99.0 million updated at the exchange rate of December 31, 2024) which, when accounting for alleged penalties and fees at the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$559.0 million at the exchange rate corresponding to December 31, 2024).

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,583,128,000 (equivalent to US$420,219,000 at the exchange rate corresponding to December 31, 2024). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$51,299,000 based on the exchange rate corresponding to December 31, 2024) and for the fiscal year 2010, the total amount paid was S/356,691,000 (equivalent to US$94,613,000 at the exchange rate corresponding to December 31, 2024).

In November 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the cassation ruling that the lawsuit filed by the Company unfounded regarding the derecognition of carry forwarded tax losses in the fiscal year 2009 to be unfounded. In response, on December 22, 2023, the Company and its sponsoring lawyers filed an amparo request before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the annulment of the cassation ruling in response to the grievances to the constitutional right to effective procedural protection of the Company.

As part of the assessment of the process’s status as of 2023, the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, hence a liability has been recognized with effect on results for the claim to the Tax Administration of S/420,231,000 (equivalent to US$111,823,000) regarding the portion of receivables related to these carryforward losses.

The liability previously mentioned does not represent a withdrawal from the process, since the process remains in progress. Moreover, it does not imply a cash outflow as it is related to a payment in full made in previous years prior to the recognition of the account receivable.

In March 2024, the Supreme Court notified the cassation ruling that declared unfounded the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007. In April 2024, the Company and its sponsoring lawyers filed an amparo lawsuit requesting the nullity of the cassation judgment for grievance to constitutional rights and principles; principle of non-retroactivity of the lay, principle of legal certainty, and principle of legality, and as a successive petition, to order the Supreme Court to issue a new ruling without incurring the claimed grievances.

The Company will continue to file appeals on this matter in the Peruvian courts. These legal proceedings can be costly and time-consuming, and there are no guarantees regarding the final outcome of these proceedings or that SUNAT will not file future claims against us.

See Note 31 (d) and 7(c) of the Consolidated Financial Statements for additional information.

Critical Accounting Policies, Judgment and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our consolidated financial statements. Management has identified the following accounting estimates and policies as critical:

●	determination of mineral reserves and resources;
●	units of production depreciation;
●	closure of mining units provision;
●	inventories and net realizable value of inventories;
●	impairment of non-financial assets;
●	deferred income tax asset and recoverability;
●	fair value of contingent consideration;
●	contingencies and uncertain tax treatment; and
●	useful life of property, plant and equipment.

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

Units of production depreciation

Reserves and resources (measured and indicated) are used in determining the depreciation and amortization of mine-specific assets, except for the subsidiary El Brocal who considers only reserves.

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

Closure of mining units provision

We record a provision for mine closure when a legally enforceable obligation arises, which is independent of the full depletion of the mine reserves. Once such an obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation at its present value and recording a corresponding increase to the carrying amount of the related long-lived asset (mine development cost and property, plant and equipment). Over time, the amount of the obligation changes, impacting recording and accretion expenses. Additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related assets.

Any difference in the settlement of the liability is recorded in the results of the period in which such settlement occurs. The changes in the fair value of an obligation or the useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of each of the obligation and related asset.

Following our accounting treatment, as of December 31, 2024 and 2023, we have recorded an accrual for mine closure costs of US$316.9 million and US$259.4 million, respectively, to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 15(b) to the Consolidated Financial Statements.

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

Inventories and net realizable value of inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Additionally, management considers the time value of money in calculating the net realizable value of its non - current inventories.

Impairment of non-financial assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, we estimate the asset’s or cash generating unit’s (“CGU”) recoverable amount. An asset’s or CGU’s recoverable amount is the higher of (i) the fair value less costs of disposal and (ii) value in use; and is determined for an individual asset (cash-generating unit) unless the asset does not generate cash inflows that are clearly independent of those from other assets or groups of assets. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs and others. These estimates and assumptions are subject to risk and uncertainty.

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

In 2022, we recorded a reversal of the impairment loss in our Río Seco unit for US$19.9 million.

In 2023 and 2024, we evaluated and concluded that there was no impairment as a result of the analysis of the recoverable amount based on the value in use of our mining units.

Impairment charges, if any, have no impact on operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2024, 2023 and 2022 impairment evaluations were based on price assumptions reflecting prevailing metals prices for the following years.

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

Contingencies and uncertain tax treatment

Contingent liabilities, when identified, are assessed as either remote, possible or probable. When it is probable that future events will confirm the existence of present obligations that will require an outflow of resources to settle such obligations, the Company records a provision in the consolidated financial statements. Contingent liabilities deemed as possible are only disclosed, together with a possible debit range, when determinable, in notes to the Consolidated Financial Statements.

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

The Company is subject to income tax in all countries in which it operates. Significant judgement is required in determining the income tax provision. The ultimate tax determination is uncertain for many transactions and calculations. The Company also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

The Company determines whether to consider each uncertain tax position separately or together with one or more other uncertain tax positions and uses the approach that better predicts the resolution of the uncertainty. In Peru, there are only two possibilities to measure uncertain Peruvian tax positions: 100% probability of recovery in the event that the Company has a favorable decision on the matter to be evaluated, or 0% probability of recovery, in the event that the Company does not prevail in the procedures before the tax authority. The Company determines, based on its tax compliance and transfer pricing studies whether or not it is probable that its tax positions (including those for the subsidiaries) would be accepted by the tax authorities.

Useful life of property, plant and equipment

Straight-line method

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Property, Plant and Equipment	Estimated Years of Useful Life
Buildings, constructions and other	2 to 40
Hydroelectric power station	20 to 40
Machinery and equipment	2 to 30
Transportation units	5
Furniture and fixtures	4 to 10
Other equipment	3 to 10
Computer equipment	3 to 4

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

Results of Operations for the Years Ended December 31, 2024 and 2023

Sales of goods. Sales of goods increased by 42%, mainly due to the net effect of variation of volume and average realized prices, as set forth in the chart below:

	Year ended December 31,
Sales of goods	2024	2023	Variation	Variation

	(US$ in thousands)%
Copper (a)	483,547	466,558	16,989	4
Silver (b)	415,399	196,340	219,059	112
Gold (c)	326,742	279,731	47,011	17
Zinc (d)	63,125	46,620	16,505	35
Lead (e)	33,779	21,401	12,378	58
Manganese sulfate (f)	3,658	—	3,658	100
	1,326,250	1,010,650	315,600	31
Commercial deductions (g)	(172,273)	(196,893)	24,620	(13)
Hedge operations (h)	—	6,056	(6,056)	(100)
Adjustments to prior period liquidations	1,652	(450)	2,102	(467)
Fair value of accounts receivable	(8,039)	(8,402)	363	(4)
Total sales of goods	1,147,590	810,961	336,629	42
(a)

Copper sales. The increase in copper sales is mainly due to the net effect of: (i) decrease of 4% in the volume of copper sales of the Colquijirca mining unit, and (ii) an increase of 8% in the average realized price.

(b)Silver sales. The increase in silver sales is mainly due to the net effect of: (i) full year operation of Uchucchacua’s processing plant that resumed operations on September 2023 and beginning of operations of Yumpag since April 2024, resulting in an increase in the volume of silver sales of 308%, and an increase of silver sales in La Zanja mining of 12%, (ii) decrease of 12%, 15% and 35% in the volume of silver sales in the Tambomayo, Julcani and Colquijirca mining units, respectively; and (iii) an increase in the average realized silver price of 21%.

(c)

Gold Sales. The increase in gold sales is mainly due to the net effect of: (i) decrease of 15% and 16% in the volume of gold sales in Orcopampa and Tambomayo mining units, respectively, partially offset by an increase of 68%, 12% and 1,108% in La Zanja, Colquijirca and Julcani mining units; and (ii) an increase of the average realized gold price of 23%.

(d)

Zinc sales. The increase in zinc sales is mainly due to the net effect of: (i) decrease of 89% in the volume of zinc sales in Coqluijirca mining unit resulting from the suspension of operations in the open pit on October 2023, partially offset by an increase of 720% and 5% in Uchuchacua and Tambomayo mining units, and (ii) an increase of the average realized gold price of 17%.

(e)

Lead sales. The increase in lead sales is mainly due to the volume of lead sold due to the net effect of: (i) increase of 616%, 41% and 4% of lead sales in Uchuchacua (resuming operations), Julcani and Tambomayo mining units, respectively, offset by a decrease of 98% in Coqluijirca mining unit resulting from the suspension of operations in the open pit on October 2023; and (ii) a decrease of the average realized lead price of 3%.

(f)	Manganese sulfate sales. The sales of Manganese sulfate are related to the extraction of Yumpag unit that is part of Uchucchacua mining unit since year 2024.
(g)

Commercial deductions. The decrease of 13% in the commercial deduction is mainly explained by the improvements of commercial terms of copper sales and the reduction in the sales of lead and zinc that had higher commercial deductions in 2023. Commercial deductions which corresponds to adjustments in price for treatment and refining charges. These charges can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price and that are incurred after the time of sale of the applicable concentrate.

(h)

Hedge operations. Sales of goods figures are obtained by considering the effect of the hedge operations related to sales. The Company has suspended the use of hedge financial instruments since the first quarter of year 2023 up to the full year 2024.

The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2023 and 2024, as well as the variation in such average realized prices and volumes recorded for these years:

	Year ended December 31,
Average Realized Price	2024	2023	Variation
Copper (US$/t)	9,063.16	8,417.52	8%
Gold (US$/oz.)	2,406.66	1,953.63	23%
Silver (US$/oz.)	28.92	23.98	21%
Zinc (US$/t)	2,714.82	2,315.14	17%
Lead (US$/t)	2,039.30	2,092.60	(3)%
Manganese sulfate (US$/t)	68.56	—	100%

	Year ended December 31,
Volume Sold	2024	2023	Variation
Copper (t)	53,353	55,427	(4)%
Gold (oz.)	135,766	143,185	(5)%
Silver (oz.)	14,364,215	8,188,411	75%
Zinc (t)	23,252	20,137	15%
Lead (t)	16,564	10,227	62%
Manganese sulfate (US$/t)	8,172	—	—%

Sales of services. Sales of services during 2024 decreased by 46% mostly due to the sale of our investment in Contacto Corredores de Seguros S.A. in 2023, net of higher energy generation and transmission revenues due to higher sales to third parties as a result of the non-renewal of energy contracts with our Colquijirca mining during the second quarter of 2024.

	Year ended December 31,
Sales by services	2024	2023	Variation	Variation

	(US$ in thousands)%
Insurance brokerage	—	8,099	(8,099)	(100)
Energy generation and transmission	7,015	4,785	2,230	47
Total sales of services	7,015	12,884	(5,869)	(46)

Total operating costs. Total operating costs in 2024 increased by 9% compared to 2023 as indicated in the following table:

	Year ended December 31,
Operating Costs	2024	2023	Variation	Variation

	(US$ in thousands)%
Cost of sales of goods, excluding depreciation and amortization (a)	(568,482)	(457,354)	(111,128)	24
Unabsorbed cost due to production stoppage (b)	(2,135)	(19,893)	17,758	(89)
Cost of sales of services, excluding depreciation and amortization	(3,050)	(6,243)	3,193	(51)
Depreciation and amortization (c)	(150,821)	(181,039)	30,218	(17)
Exploration in operating units (d)	(50,884)	(49,229)	(1,655)	3
Mining royalties	(19,946)	(18,839)	(1,107)	6
Total operating costs	(795,318)	(732,597)	(62,721)	9
(a)	Cost of sales of goods, excluding depreciation and amortization. The increase in cost of sales of goods was mainly due to increase in our Uchucchacua/Yumpag mining unit in US$102.9 million.

	Year ended December 31,
	2024	2023	Variation	Variation

	(US$ in thousands)%
Colquijirca	(242,257)	(241,229)	(1,028)	—
Uchucchacua/Yumpag (i)	(118,533)	(15,545)	(102,988)	663
Tambomayo	(74,030)	(70,260)	(3,770)	5
Orcopampa (ii)	(78,381)	(73,774)	(4,607)	6
Rio Seco (iii)	(22,230)	(26,345)	4,115	(16)
Julcani (iv)	(32,966)	(27,874)	(5,092)	18
La Zanja	(85)	(2,327)	2,242	96
Cost of sales of goods, excluding depreciation and amortization	(568,482)	(457,354)	(111,128)	24
(i)

Uchucchacua/Yumpag. The increase of cost of sales is explained by the higher production in the mining unit resulting from the resuming operations in Uchucchacua since October 2023 and beginning of operations of Yumpag since April 2024.

(ii)

Orcopampa. The increase in cost of sales was primarily due to higher production in the period 2024 (extraction and treatment of minerals) as well as higher advances in fronts, ramps, and other extensive maintenance works.

(iii)	Río Seco. The decrease in cost of sales was primarily due to the lower purchases of loaded coal which decreased its productivity by carrying out less extensive mineral rehandling work in the PAD.
(iv)

Julcani. The decrease in cost of sales was primarily due to reimbursements to contractors, related to claims and contractual goals achievement, as well as diamond drilling used for environmental studies.

(b)

Unabsorbed cost due to production stoppage. The allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities under IAS 2, Inventories and unabsorbed overheads are recognized as an expense in the period in which they are incurred. Cost of sales related to the unabsorbed costs are presented separately from the rest of cost of sales. As of December 2024 and 2023, the unabsorbed costs of 2024 are attributable to Colquijirca mining unit as a result of the suspension of operations of the open pit on October 2023, whereas the costs of 2023 are attributable to Río Seco and Uchucchacua mining units, the latter resumed operations in late September 2023.

(c)

Depreciation and amortization. The decrease in depreciation and amortization was mainly due to a significant decrease in Colquijirca mining unit explained by the full amortization of the stripping cost as a result of reconfiguration phases and suspension of the north pit operation. Also there were decreases in the Tambomayo mining unit and the energy and industrial activities units of US$7.3 million, US$1.3 million and US$2.5 million, respectively, offset by higher depreciation in Orcopampa mining unit of US$6.2 million as a result of the resuming of operations during the full year 2024.

	Year ended December 31,
	2024	2023	Variation	Variation

	(US$ in thousands)%
Colquijirca	(62,085)	(87,216)	25,131	(29)
Tambomayo	(42,472)	(49,862)	7,390	(15)
Orcopampa	(12,459)	(12,625)	166	(1)
Uchucchacua/Yumpag	(12,234)	(6,077)	(6,157)	101
Energy generation and transmission	(7,773)	(9,037)	1,264	(14)
Julcani	(5,764)	(6,285)	521	(8)
La Zanja	(4,492)	(3,855)	(637)	17
Industrial activities	(3,542)	(6,082)	2,540	(42)
Depreciation and amortization	(150,821)	(181,039)	30,218	(17)

(d)

Exploration in operating units. The increase in exploration in operating units was mainly due to the net effect of a decrease of US$8.4 million in Uchucchacua/Yumpag mining unit resulting from a reduction in exploring activities in Camila, Carmen and infill drilling works; offset by higher exploration in Colquijirca, Julcani, Orcoámpa and Tambomayo mining units of US$2.7, US$4.7, US$1.3 and US$1.7 million; respectively.

	Year ended December 31,
	2024	2023	Variation	Variation

	(US$ in thousands)%
Uchucchacua/Yumpag	(16,013)	(24,423)	8,410	(34)
Julcani	(11,691)	(6,990)	(4,701)	67
Colquijirca	(10,497)	(7,761)	(2,736)	35
Orcopampa	(7,460)	(6,071)	(1,389)	23
Tambomayo	(5,223)	(3,446)	(1,777)	52
La Zanja	—	(538)	538	(100)
Exploration in operating units	(50,884)	(49,229)	(1,655)	3

Total operating income (expenses). Operating income (expenses), net has changed from a net operating expense of US$70 million to a net operating income of US$86 million in 2024 due to changes in the following components:

	Year ended December 31,
Operating income (expenses), net	2024	2023	Variation	Variation

	(US$ in thousands)%
Administrative expenses (a)	(61,340)	(69,183)	7,843	(11)
Selling expenses (b)	(25,768)	(19,392)	(6,376)	33
Exploration in non-operating areas (c)	(21,860)	(13,452)	(8,408)	63
Provision (reversal) for contingences (d)	(596)	6,927	(7,523)	(109
Income from the sale of investments (e)	210,000	41,523	168,477	100
Other, net	(14,068)	(16,550)	2,482	(15)
Total operating income (expenses), net	86,368	(70,127)	156,495	(223)
(a)

Administrative expenses. The decrease in administrative expenses was mainly due to the decrease as a result of the sale of Contacto Corredores de Seguros S.A. (Contacto) in November 2023, net of an increase in the employee’s profit sharing and the increase of the compensation to Board of directors, as a result of the higher profits of the Company for period 2024.

(b)

Selling expenses. The increase in selling expenses was mainly due to the resuming operations of Uchucchacua and the start of operations of Yumpag. Furthermore, the Colquijirca mining unit incurred higher transportation expenses related to adjustments of unit prices based on the negotiations with the transporter.

(c)

Exploration in non-operating areas. The increase in exploration in non-operating units was mainly due to an increase of US$5.3 million in Colquijirca mining unit as a result of exploration activities in Marcapunta and the North open pit as a result of the suspension of operations in the open pit (previously presented in the operating units caption).

	Year ended December 31,
	2024	2023	Variation	Variation

	(US$ in thousands)%
Marcapunta (Colquijirca)	(7,966)	(4,095)	(3,871)	95
La Zanja Sulfides	(4,000)	(3,958)	(42)	1
El Faique	(1,434)	(614)	(820)	134
Don Jorge	(1,431)	(208)	(1,223)	588
Tajo Norte (Colquijirca)	(1,425)	—	(1,425)	(100)
Anamaray (Uchucchacua)	(891)	—	(891)	(100)
San Gabriel	(623)	(1,148)	525	(46)
Trapiche (Molle Verde)	(468)	—	(468)	(100)
Ccelloccasa	—	(151)	151	100
Others, net	(3,622)	(3,278)	(344)	10
Exploration in non-operating units	(21,860)	(13,452)	(8,408)	63

(d)

Provision (reversal) for contingences. The Company assesses the amount of provisions of contingencies to reflect the outflows of resources required to settle the obligation based on the most recently updated conditions of its legal processes. During 2024, the Company recognized a provision of contingencies mostly related to safety and labor processes.

(e)

Income from the sale of investments. The Company sold its investment in S.M.R.L. Chaupiloma Dos de Cajamarca for a cash consideration of US$210 million on August 2024, whereas in 2023 the income corresponds to the sale of Contacto Corredores de Seguros S.A., see note 1(d) of the Consolidated Financial Statements.

	Year ended December 31,
Non-operating income (expenses)	2024	2023	Variation	Variation

	(US$ in thousands)%
Shares in the results of associates and joint venture (a)	189,847	152,225	37,622	25
Finance income (b)	12,528	9,057	3,471	38
Finance costs (c)	(65,397)	(119,254)	53,857	(45)
Net (loss) from currency exchange difference (d)	(9,184)	19,375	(28,559)	(147)
Total non-operating income (expenses), net	127,794	61,403	66,391	108
(a)	Shares in the results of associates and joint ventures. Shares in the results of associates and joint venture increased in US$66.3 million during 2024 compared to 2023 primarily explained by an increase in our net equity-share of Sociedad Minera Cerro Verde S.A.A for US$33.9 million (See “Item 5. Operating and Financial Review and Prospects—Cerro Verde” for more information) and the effect of changes in our net equity-share of Compañía Minera Coimolache S.A. for US$2.9 million mainly due to an increase in the equity derived from a profit of US$4.2 million in 2023 to a profit of US$9.1 million in 2024.

	Year ended December 31,
	2024	2023	Variation	Variation

	(US$ in thousands)%
Associates:
Sociedad Minera Cerro Verde S.A.A.	186,539	152,552	33,987	22
Compañía Minera Coimolache S.A.	3,999	1,072	2,927	273
Tinka Resources Ltd.	(817)	(1,320)	503	(38)
Joint Venture	126	(79)	205	(259)
Shares in the results of associates and joint ventures	189,847	152,225	37,622	25

(b)	Finance income. Finance income increased by US$3.5 million during 2024 compared to 2023 primarily explained by the net effect of: (i) increase of the interest on time deposits accrued in 2024 of US$2.2 million, and (ii) interest of tax claims and other financial revenues of US$1.1 million. See Note 29(a) of the Consolidated Financial Statements.
(c)Finance costs. Finance costs decreased in US$53.9 million during 2024 compared to 2023 primarily explained by the effect of:
-	Decrease in the finance costs related to interest related to the tax claim of years 2009-2010 liability. During year 2023, the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, for which it was recognized with effect on the results of the year a liability due to a claim to the Tax Administration for S/420 million (equivalent to US$113 million) regarding the portion of accounts receivable related to such carry-forwarded losses. The impact in profit or loss in 2023 was distributed as follows: others, net (US$9.6 million), finance cost (US$58.5 million), and income tax (US$45.13 million). See Note 29(a) of the Consolidated Financial Statements.
-	Increase in the interest related to payments to the tax administration. During year 2024, as part of the review of fiscal year 2014, the tax court ruled against the Company claim in regard of the derecognition of deductions of the income tax calculation. As a result, the tax administration demanded the payment of the debt and interests that was paid under the lump sum payment modality with the application of a 50% discount bonus on fines and interest. The impact in profit or loss in 2024 related to the interest was US$3.0 million. See Note 29(a) of the Consolidated Financial Statements.
(d)	Net income (loss) from currency exchange difference. Changes in the exchange difference from an income of US$19.4 million in 2023 to an expense of US$9.2 million in 2024 are explained by the fluctuations in exchange rate due to a year on year weakening of the Peruvian sol relative to the U.S. dollar (3.712 PEN/USD as of December 31, 2023 compared to 3.750 PEN/USD as of December 31, 2024). SUNAT’s claim is registered in Peruvian Soles as part of Buenaventura’s “accounts receivables.” Therefore, a lower exchange rate decreases the total amount when converted to U.S. dollars.

Income tax from continuing operations. Provisions for income tax changed from an expense of US$43 million in 2023 to an expense of US$156.2 million in 2024, due to the net effect of: (i) an increase of the current income tax from US$69.3 million in 2023 to US$103.1 million in 2024 mainly due to sale of investment that increased current income tax and mining royalties and special mining tax ; and (ii) an increase of the deferred income tax from an income of US$26.3 million in 2023 to an expense of US$53.0 million in 2024. This increase results mainly from the net effect of: (i) lower deferred income tax asset related to tax-loss carryforward from US$0.1 million income in 2023 to US$40.3 million expense in 2024, offset by difference in depreciation and amortization rate of US$1.6 million income in 2023 to US$6.6 million income in 2024; and (ii) lower deferred income tax liability related to depreciation and amortization tax rates of US$14.3 million income in 2023 to US$11.2 million expense in 2024, and by U.S dollars translation tax effect of US$11.2 million income in 2023 to US$7.8 million expense in 2024. See Note 30(a) of the Consolidated Financial Statements.

Income (loss) from discontinued operations. Loss from discontinued operations changed from a loss of US$6.8 million in 2023 to a loss of US$1.0 million in 2024 primarily explained by changes in the closure mine provisions that accrued an expense of US$6.9 million in 2023, whereas the provision change in 2024 was US$0.5 million.

Net income (loss). As a result of the foregoing, net profit increased in US$383.6 million in 2024 compared to 2023. Net profit was 4% of revenues in 2023 and 36% of revenues in 2024.

Results of Operations for the Years Ended December 31, 2024 and 2023 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2023 and 2024 in more detail in Note 33 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our mining segments during the years ended December 31, 2024 and 2023, as well as the variation in such volumes sold for the year ended December 31, 2024 as compared to the year ended December 31, 2023:

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2024 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	3,987	1,342,669	649	—	87
Orcopampa	70,627	27,120	—	—	1
Uchucchacua/Yumpag	—	9,928,493	12,330	17,451	—
Tambomayo	31,328	1,268,157	3,513	4,209	158
La Zanja	15,323	57,835	—	—	—
Colquijirca	14,501	1,739,941	72	1,592	53,107

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2023 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	330	1,574,560	461	—	61
Orcopampa	83,311	26,668	—	—	—
Uchucchacua/Yumpag	—	2,431,290	1,721	2,129	—
Tambomayo	37,457	1,433,049	3,394	3,998	—
La Zanja	9,102	35,000	—	—	—
Colquijirca	12,985	2,690,844	4,651	14,010	55,366

Mining Segment	2024 vs 2023 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	92%	(17)%	29%	—%	30%
Orcopampa	(18)%	2%	—%	—%	—%
Uchucchacua/Yumpag	—%	76%	86%	88%	—%
Tambomayo	(20)%	(13)%	3%	5%	—%
La Zanja	41%	39%	—%	—%	—%
Colquijirca	10%	(55)%	(6,360)%	(780)%	(4)%

The change in sales of goods for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is mainly explained by the changes in volume sold, as presented in the following chart:

	Year ended December 31,
Sales of goods – Mining Segments	2024	2023	Variation	Variation

	(US$ in thousands)%
Colquijirca (a)	441,456	432,154	9,302	20.00
Uchucchacua/Yumpag (b)	328,590	51,919	276,671	533.00
Orcopampa (c)	169,779	163,415	6,364	4.00
Tambomayo (d)	121,818	107,786	14,032	13.00
Julcani (e)	48,619	40,386	8,233	20.00
La Zanja (f)	38,978	17,223	21,755	126.00
(a)

Colquijirca. Sales of goods increased by 2% in 2024 compared to 2023 due to the effect of a 8% and 17% increase in the average realized copper and zinc prices; partially offset by a decrease of 3% of lead price, and a decrease in the quantity of 4%, 98% and 89% in the quantity of copper, lead and zinc sold at that unit.

(b)

Uchucchacua/Yumpag. Sales of goods increased by 533% in 2024 compared to 2023 primarily due to the effect of a 21% and 17% increase in the average realized silver and zinc prices, and increases in the quantity of silver, lead and zinc sold of 308%, 616% and 720%, respectively, at that unit as a consequence of resuming operations in Uchucchacua mining unit since the last quarter of year 2023 and the beginning of operations of Yumpag since April 2024.

(c)

Orcopampa. Sales of goods increased by 4% in 2024 compared to 2023 due to the net effect of a 15% increase in the quantity of gold sold, partially offset by a 2% increase in the quantity of silver sold at that unit, and higher average realized silver and gold prices of 21% and 23% respectively.

(d)

Tambomayo. Sales of goods increased by 13% in 2024 compared to 2023 due to the net effect of 23% and 21% increase in the average realized gold and silver prices, respectively, and a decrease of 16% and 12% in the quantity of gold and silver sold, respectively, at that unit.

(e)	Julcani. Sales of goods increased by 20% in 2024 compared to 2023 mainly due to a 23% increase in the average realized gold price and a 1,108% increase in the quantity of gold sold at that unit.
(f)

La Zanja. Sales of goods increased by 126% in 2024 compared to 2023 due to the effect of 23% and 21% increase in the average realized gold and silver price; respectively, and a 68% and 65% decrease in the quantity of gold and silver sold at that unit.

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is mainly explained by:

	Year ended December 31,
Operating Expenses – Mining Segments	2024	2023	Variation	Variation

	(US$ in thousands)%
Julcani	(3,797)	(3,897)	100	(3)
Orcopampa (a)	(8,386)	(17,728)	9,342	(53)
Uchucchacua/Yumpag (b)	(32,435)	(9,644)	(22,791)	236
Tambomayo	(10,811)	(15,026)	4,215	(28)
La Zanja (c)	(6,516)	2,899	(9,415)	(325)
Colquijirca (d)	(45,617)	(34,781)	(10,836)	31
(a)	Orcopampa. The lower operating expenses of US$9.3 million was mainly due to (i) lower administrative expenses of US$7.5 million, and (ii) the reversal of contingencies provisions of US$1.0 million.
(b)

Uchucchacua/Yumpag. The higher operating expenses of US$22.8 million was mainly due to higher administrative expenses of US$12.2 million, higher sales expenses of US$4.0 million and higher others, net expenses of US$4.3 million as a result of resuming operations of the full year 2024.

(c)

La Zanja. The higher operating expenses of US$9.4 million was mainly due to (i) reversal of contingency provisions of US$1.5 million and (ii) and the reversal of impairment provision of US$6.6 million recorded in the caption others, net in 2023.

(d)

Colquijirca. The higher operating expenses of US$10.8 million was mainly due to (i) higher expenses of exploration in non-operating areas of US$5.3 million as a result of the open pit exploration activities classified as non-operating after the suspension of the open pit operations, (ii) higher provisions of contingencies of US$2.7 million related to safety and labor provisions in 2024, whereas in 2023 included reversals of such provisions; and (iii) higher other expenses of US$3.1 million mainly related to the impairment provision of the mill equipment.

Total operating expenses - Other Segments

	Year ended December 31,
Operating income (expenses) – Other Segments	2024	2023	Variation	Variation

	(US$ in thousands)%
Insurance brokerage segment (a)	—	(11,440)	11,440	(100)
Construction, development and exploration mining projects (b)	(282)	(6,775)	6,493	(96)
Energy generation and transmission segment	(3,786)	(2,986)	(800)	27
Industrial activities	(1,226)	(723)	(503)	70
Corporate (c)	47,897	11,867	36,030	304
Rental of mining concessions	7,101	8,365	(1,264)	(15)
Holding of investment in shares (d)	139,062	111	138,951	125,181
(a)	Insurance brokerage segment. The lower expense of US$11.4 million corresponds to the sale of the investment in Contacto Corredores de Seguros S.A. performed in year 2023.
(b)	Exploration and development mining projects. The variation from an expense of US$6.8 million in 2023 compared to an expense of US$0.3 million in 2024 was mainly due to the update of environmental liabilities provisions of Colquirrumi from an expense of US$3.7 million in 2023 to an income of US$3.0 million in 2024.

(c)	Corporate. The higher income of US$36.0 million in 2024 compared to 2023 was mainly due to (1) the sale of the investment in Chaupiloma Dos de Cajamarca of US$70 million in 2024 (Buenaventura´s participation), whereas in 2023 the sale of the investment in Contacto Corredores de Seguros S.A. granted incomes of US$39.6 million; and (2) lower expenses of US$9.6 million related to provisions of tax claims from 2009 to 2010 that were accrued in 2023.
(d)	Holding of investment in shares. The higher income of US$139.0 million in 2024 compared to 2023 was mainly due to the sale of the investment in Chaupiloma Dos de Cajamarca of US$140 million in 2024 (Condesa’s participation).

Results of Operations for the Years Ended December 31, 2024 and 2023

See “Item 5. Operating and Financial Review and Prospects” in our 2024 20-F for a comparative discussion of our consolidated results of operations for the year ended December 31, 2024 and 2023.

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS accounting standards, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS accounting standards as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

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

The tables below set forth (i) a reconciliation of Consolidated Cost of sales of goods excluding depreciation and amortization, and Cost of sales of services excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2024 and 2023 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2024 and 2023 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2024	2023

	(in thousands of US$)
Consolidated Cost of sales of goods excluding depreciation and amortization	568,482	457,354
Cost of sales of services excluding depreciation and amortization	3,050	6,243
Add:
Consolidated Exploration in operating units	50,884	49,229
Commercial Deductions	172,273	196,893
Consolidated Selling Expenses	25,768	19,392
Consolidated Cost applicable to sales	820,457	729,111

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2024	2023

	(US$ in thousands)
Julcani, Gold	6,466	486
Julcani, Silver	25,141	28,930
Julcani, Lead	884	730
Julcani, Copper	475	387
Orcopampa, Gold	78,028	71,462
Orcopampa, Silver	350	265
Orcopampa, Copper	3	0
Uchucchacua/Yumpag, Silver	94,446	13,087
Uchucchacua/Yumpag, Lead	8,202	814
Uchucchacua/Yumpag, Zinc	15,886	1,193
Tambomayo, Gold	41,975	41,954
Tambomayo, Silver	20,852	19,620
Tambomayo, Lead	4,204	4,077
Tambomayo, Zinc	6,144	4,608
Tambomayo, Copper	856	0
La Zanja, Gold	81	15,435
La Zanja, Silver	4	748
El Brocal, Gold	14,874	10,621
El Brocal, Silver	20,633	25,341
El Brocal, Lead	0	3,944
El Brocal, Zinc	1,597	13,436
El Brocal, Copper	205,153	187,155
Non Mining Units	25,280	19,303
	571,532	463,597

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2024	2023

	(US$ in thousands)
Julcani, Gold	2,293	111
Julcani, Silver	8,916	6,623
Julcani, Lead	314	167
Julcani, Copper	168	89
Orcopampa, Gold	7,426	6,049
Orcopampa, Silver	33	22
Orcopampa, Copper	0	0
Uchucchacua/Yumpag, Silver	12,758	21,176
Uchucchacua/Yumpag, Lead	1,108	1,317
Uchucchacua/Yumpag, Zinc	2,146	1,930
Tambomayo, Gold	2,961	2,058
Tambomayo, Silver	1,471	962
Tambomayo, Lead	297	200
Tambomayo, Zinc	434	226
Tambomayo, Copper	60	0
La Zanja, Gold	0	512
La Zanja, Silver	0	25
El Brocal, Gold	645	343
El Brocal, Silver	894	818
El Brocal, Lead	0	127
El Brocal, Zinc	69	434
El Brocal, Copper	8,890	6,040
Non Mining Units	0	0
	50,884	49,229

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in revenues:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2024	2023

	(US$ in thousands)
Julcani, Gold	541	88
Julcani, Silver	1,920	1,670
Julcani, Lead	64	38
Julcani, Copper	42	20
Orcopampa, Gold	662	1,045
Orcopampa, Silver	4	3
Orcopampa, Copper	1	0
Uchucchacua/Yumpag, Silver	20,049	11,264
Uchucchacua/Yumpag, Lead	2,850	1,124
Uchucchacua/Yumpag, Zinc	11,069	3,099
Tambomayo, Gold	3,145	5,435
Tambomayo, Silver	2,117	3,023
Tambomayo, Lead	346	466
Tambomayo, Zinc	2,532	2,801
Tambomayo, Copper	32	0
La Zanja, Gold	64	123
La Zanja, Silver	4	11
El Brocal, Gold	7,891	7,527
El Brocal, Silver	10,592	16,860
El Brocal, Lead	(49)	1,963
El Brocal, Zinc	1,146	12,356
El Brocal, Copper	107,252	127,979
Non Mining Units	0	0
	172,273	196,893

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2024	2023

	(US$ in thousands)
Julcani, Gold	185	4
Julcani, Silver	718	226
Julcani, Lead	25	6
Julcani, Copper	14	3
Orcopampa, Gold	627	669
Orcopampa, Silver	3	2
Orcopampa, Copper	0
Uchucchacua/Yumpag, Silver	5,854	2,898
Uchucchacua/Yumpag, Lead	508	180
Uchucchacua/Yumpag, Zinc	985	264
Tambomayo, Gold	1,657	1,647
Tambomayo, Silver	823	770
Tambomayo, Lead	166	160
Tambomayo, Zinc	243	181
Tambomayo, Copper	34
La Zanja, Gold	92	57
La Zanja, Silver	4	3
El Brocal, Gold	768	506
El Brocal, Silver	1,065	1,207
El Brocal, Lead	0	188
El Brocal, Zinc	82	640
El Brocal, Copper	10,587	8,916
Non Mining Units	1,328	865
	25,768	19,392

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	GOLD (oz.)		SILVER(oz.)		LEAD (t)		COPPER (t)
	For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023	2024	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	6,466	486	25,141	28,930	884	730	475	387
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	2,293	111	8,916	6,623	314	167	168	89
Commercial Deductions	541	88	1,920	1,670	64	38	42	20
Selling expenses	185	4	718	226	25	6	14	3
Cost applicable to sales	9,485	688	36,695	37,450	1,287	941	699	499
Divide:
Volume Sold (unaudited)	3,987	330	1,342,669	1,571,560	649	461	87	61
Cost applicable to sales per unit of mineral sold (US$)	2,379	2,083	27.33	23.83	1,984	2,040	8,016	8,185

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)		COPPER (t)
	For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	78,028	71,462	350	265	3	0
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0
Add:
Exploration in units in operation	7,426	6,049	33	22	0	0
Commercial Deductions	662	1,045	4	3	1	0
Selling expenses	627	669	3	2	0	0
Cost applicable to sales	86,744	79,224	390	292	4	0
Divide:
Volume Sold (unaudited)	70,626	83,311	27,121	26,668	1	0
Cost applicable to sales per unit of mineral sold (US$)	1,228	951	14.39	10.96	5,850	0

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua/Yumpag mine:

	UCHUCCHACUA/YUMPAG
	SILVER (oz.)		LEAD (t)		ZINC (t)
	For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	94,446	13,087	8,202	814	15,886	1,193
Cost of sales of services excluding depreciation and amortization	—	0	—	0	—	0
Add:
Exploration in units in operation	12,758	21,176	1,108	1,317	2,146	1,930
Commercial Deductions	20,049	11,264	2,850	1,124	11,069	3,099
Selling expenses	5,854	2,898	508	180	985	264
Cost applicable to sales	133,107	48,425	12,668	3,436	30,085	6,485
Divide:
Volume Sold (unaudited)	9,928,493	2,431,290	12,330	1,721	17,451	2,129
Cost applicable to sales per unit of mineral sold (US$)	13.41	19.92	1,027	1,996	1,724	3,046

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)		COPPER (t)
	For the year ended		For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	41,975	41,954	20,852	19,620	4,204	4,077	6,144	4,608	856	0
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	2,961	2,058	1,471	962	297	200	434	226	60	0
Commercial Deductions	3,145	5,435	2,117	3,023	346	466	2,532	2,801	32	0
Selling expenses	1,657	1,647	823	770	166	160	243	181	34	0
Cost applicable to sales	49,739	51,094	25,263	24,375	5,012	4,903	9,352	7,816	981	0
Divide:
Volume Sold (unaudited)	31,328	37,456	1,268,157	1,433,048	3,513	3,394	4,209	3,998	158	0
Cost applicable to sales per unit of mineral sold (US$)	1,588	1,364	19.92	17.01	1,426	1,445	2,222	1,955	6,211	0

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	81	15,435	4	748
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	0	512	0	25
Commercial Deductions	64	123	4	11
Selling expenses	92	57	4	3
Cost applicable to sales	237	16,127	11	786
Divide:
Volume Sold (unaudited)	15,323	9,102	57,835	35,000
Cost applicable to sales per unit of mineral sold (US$)	15	1,772	0.20	22.45

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC (t)		COPPER (t)
	For the year ended		For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	14,874	10,621	20,633	25,341	0	3,944	1,597	13,436	205,153	187,155
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	645	343	894	818	0	127	69	434	8,890	6,040
Commercial Deductions	7,891	7,527	10,592	16,860	(49)	1,963	1,146	12,356	107,252	127,979
Selling expenses	768	506	1,065	1,207	0	188	82	640	10,587	8,916
Cost applicable to sales	24,177	18,997	33,184	44,227	(49)	6,222	2,895	26,865	331,882	330,090
Divide:
Volume Sold (unaudited)	14,501	12,985	1,739,941	2,690,844	72	4,651	1,592	14,010	53,107	55,366
Cost applicable to sales per unit of mineral sold (US$)	1,667	1,463	19.07	16.44	0	1,338	1,818	1,918	6,249	5,962

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS TOTAL
	For the year ended December 31,
	2024	2023

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	22,230	13,060
Cost of sales of services excluding depreciation and amortization	3,050	6,243
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	1,328	865
Cost applicable to sales	26,608	20,168

B.Liquidity and Capital Resources

As of December 31, 2024 and 2023, we had cash and cash equivalents of US$478.4 million and of US$219.8 million, respectively.

Cash provided by operating activities for the years ended December 31, 2024 and 2023. Net cash and cash equivalents provided by operating activities changed from a net cash-inflow of US$227.0 million in 2023 to a net cash-inflow of US$486.1 million in 2024, primarily due to the changes shown in the chart below:

	Year ended December 31,
Operating activities cash flows	2024	2023	Variation	Variation

	(US$ in thousands)%
Proceeds from sales (a)	1,142,569	782,421	360,148	46
Dividends received from related parties (b)	168,890	147,286	21,604	15
Value-added tax and other taxes recovered	35,455	48,417	(12,962)	(27)
Interest received	5,210	5,123	87	2
Dividends received from other investments	1,150	150	1,000	100
Payments to suppliers and third parties, and other net (c)	(550,203)	(484,903)	(65,300)	13
Payments to employees (d)	(149,482)	(136,612)	(12,870)	9
Payments for tax litigation	(6,862)	(10,115)	3,253	(32)
Income tax and Royalties paid to Peruvian State (e)	(58,918)	(30,049)	(28,869)	96
Short-term and low value lease payments	(47,746)	(42,264)	(5,482)	13
Interest paid	(38,172)	(39,590)	1,418	(4)
Payments of mining royalties	(15,832)	(12,832)	(3,000)	23
Net operating activities cash flows	486,059	227,032	259,027	114
(a)

The increase in the proceeds from sales was mainly due to higher sales resulting from the increase production and improvement of metal prices such as gold, silver and copper compared to year 2023, sales details are described in Results of Operations for the Years Ended December 31, 2024 and 2023 by Segment.

(b)	The increase is mainly explained by an increase in dividends received from Cerro Verde from US$146.9 million received during 2023 to US$166.5 million received in 2024.
(c)

The increase in payments to suppliers and third parties is mainly explained by the increase in the exploration in operation and non-operating units and operation expenses by the Company, as described in Results of Operations for the Years Ended December 31, 2024 and 2023 by Segment.

(d)

The increase is mainly explained by higher direct labor costs resulting mostly from the increase of workers profit share in line with the higher taxable income of the year 2024, as described in Results of Operations for the Years Ended December 31, 2024 and 2023 by Segment.

(e)

The higher income tax and royalties paid to Peruvian State are mainly explained by the increase in income tax prepayments from US$8.8 million in 2023 to US$18.0 million, and the income tax payment of El Brocal for US$7.9 million.

Cash used in investing activities for the years ended December 31, 2023 and 2024. Net cash and cash equivalents used in investing activities changed from a net cash outflow of US$205.5 million to a net cash outflow of US$117.9 million primarily due to the changes shown in the chart below:

	Year ended December 31,
Investing activities cash flows	2024	2023	Variation	Variation

	(US$ in thousands)%
Proceeds from sale of investments in Contacto (a)	1,060	27,003	(25,943)	(96)
Proceeds from sale of property, plant and equipment	11,131	9,689	1,442	15
Proceeds from sale of investments in Chaupiloma (a)	210,534	245	210,289	858,832
Additions to property, plant and equipment (b)	(337,743)	(238,669)	(99,074)	42
Cash contribution in associate	(400)	—	(400)	(100)
Payments for acquisition of other assets	(2,506)	(3,804)	1,298	(34)
Net investing activities cash flows	(117,924)	(205,536)	87,612	(43)
(a)

During 2024, the Company recorded collections from the sale of all of the shares the Company owned in Chaupiloma Dos de Cajamarca for a consideration collected in full of US$210 million. During 2023, the collections of all of the shares Buenaventura owned in Contacto Corredores de Seguros S.A. to Howden Hodco S.A. According to the contract the initial payment corresponded to US$27 million.

(b)

The additions from sale of assets in 2024 mainly due to developments and work in progress of San Gabrie, Trapich, Colquijirca and Marcapunta, whereas in 2023 the amounts are mostly related property, plant and equipment components.

Cash provided by (used in) financing activities for the years ended December 31, 2023 and 2024. Net cash and cash equivalents used in financing activities changed from a net cash outflow of US$55.6 million in 2023 to a net cash outflow of US$109.5 million in 2024 primarily due to the changes shown in the chart below:

	Year ended December 31,
Financing activities cash flows	2024	2023	Variation	Variation

	(US$ in thousands)%
Payments of financial obligations	(79,602)	(31,034)	(48,568)	156
Proceeds from bank loans	—	49,000	(49,000)	100
Payments of bank loans	—	(49,000)	49,000	(100)
Lease payments	(4,138)	(4,475)	337	(8)
Dividends paid to controlling interest	(18,440)	(18,542)	102	(1)
Dividends paid to non-controlling shareholders	(7,343)	(1,607)	(5,736)	357
Decrease (Increase) of bank accounts in trust	33	34	(1)	3
Net financing activities cash flows	(109,490)	(55,624)	(53,866)	97

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. As December 31, 2023, the Company acquired short-term loans that were fully paid, within each year, for US$49 million. During the full year 2024, the Company did not acquire any short-term debt.

Long-Term Debt

Sociedad Minera El Brocal S.A.A. On October 29, 2019, El Brocal entered into a new financing agreement in an amount of US$161,893,850 with Banco de Crédito del Perú in order to repay a financial leaseback signed in 2015 and a medium-term financing entered into in 2017. Subsequently on May 22, 2023, El Brocal subscribed an addendum to the contract to modify the LIBOR interest rate of the financing agreement’s tranche B and related clauses referring to the LIBOR rate in terms of calculation basis and reference terms. As a result of this addendum, the updated term and conditions of the financing agreement are as follows:

	Tranche A	Tranche B
Principal	US$113,325,695	US$48,568,155
Annual interest rate	3.76 percent	Three-month SOFR plus 2.65 percent
Term	5 years beginning in October 2019 (matures in October 2024)	7 years beginning in October 2019 (matures in October 2026)

During October 2024, El Brocal made the payment of the last installment of trench A and the full prepayment of trench B amounting for a total amount of US$54 million. Therefore, as of December 31, 2024, El Brocal does not have any financial obligations (Outstanding amount of US$73 million as of December 31, 2023). Furthermore, the guarantees associated with this loan ere fully released.

Additionally, as part of this obligation, El Brocal had to comply with financial coverage, leverage, and indebtedness indicators, which were met as of December 31, 2023, and until the date of the loan repayment.

Empresa de Generación Huanza S.A. The long-term debt of Huanza is made up of: (i) a financial lease agreement with Banco de Crédito del Perú (Tranche I) on December 2, 2009 whose terms and conditions were updated through subsequent addenda on October 29, 2020 and April 29, 2022; and (ii) a financial lease agreement with Banco de Crédito del Perú (Tranche II) on June 30, 2014 whose terms and conditions were updated through subsequent addenda on October 29, 2020 and April 29, 2022. As of December 31, 2024 and 2023, the total amount outstanding under the lease was US$73.1 million and US$79.4 million, respectively.

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

-	Debt service coverage ratio: Higher than 1.2.
-	Debt ratio less than 2.20.

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

On January 29, 2025, Buenaventura purchased, by means of an offer to purchase, approximately 72.98% of its 5.500% Senior Notes due 2026 outstanding as of such date.

6.800% Senior Notes due 2032

At Buenaventura’s Shareholders’ Meeting held on December 4, 2024 and its board of directors meeting held on January 23, 2025 the issue of the following series of notes (which were issued on February 4, 2025) was approved, with the following terms:

-	Denomination of Issue: US$650,000,000 6.800% Senior Notes due 2032.
-	Principal Amount: US$650,000,000.
-	Issue Date: February 4, 2025.
-	Maturity Date: February 4, 2032.
-	Issue Price: 98.367% of the principal amount.
-	Interest Rate: 6.800% (cupon) per annum.

-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Listing: The bonds are in the process of being listed on the SGX-ST

The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of its issuance of the Notes, Buenaventura entered into an indenture (the “Indenture”) among Buenaventura, The Bank of New York Mellon, and various subsidiary guarantors. Under the terms of the Indenture, Buenaventura agreed to comply with certain restrictive covenants. As a result of these covenants, Buenaventura must confirm that it is in compliance with the Notes Indenture if it wants to undertake any of the following transactions that involve:

(i)	the incurrence of additional debt;
(ii)	certain asset sales;
(iii)	the making of certain investments;
(iv)	the payment of dividends;
(v)	the purchasing of Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or scheduled repayment of any indebtedness that is subordinated to the Notes (collectively, “Restricted Payments”, as defined in the Indenture);
(vi)	creation of liens; or
(vii)	a merger, consolidation or sale of substantially all assets.

These covenants are known as “Limitations on Incurrence of Indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively, which also have exceptions that let the Company operate in the ordinary course of business.

Exploration Costs and Capital Expenditures

During the years ended December 31, 2024, 2023 and 2022, our expenses in exploration in non-operating areas and on exploration in operating units were as follow:

	Year ended December 31,
	2024	2023	2022

	(US$ in thousands)
Exploration in non-operating areas
Marcapunta	7,966	4,095	4,008
La Zanja Sulfides (Emperatriz)	4,000	3,958	5,243
El Faique	1,434	614	—
Don Jorge	1,431	208	131
Tajo Norte	1,425	—	—
Anamaray (Uchucchacua)	891	—	—
San Gabriel	623	1,148	282
Trapiche	468	—	—
Ccelloccasa	—	151	1,748
Other, net	3,622	3,278	2,840
Total exploration in non-operating areas	21,860	13,452	14,252

Exploration in operating areas
Uchucchacua/Yumpag	16,013	24,423	32,592
Colquijirca	10,497	7,761	16,671
Julcani	11,691	6,990	6,747
Orcopampa	7,460	6,071	11,594
Tambomayo	5,223	3,446	9,980
La Zanja	—	538	3,212
Total exploration in operating areas	50,884	49,229	80,796

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

Standards and interpretations issued but not yet effective

Certain new accounting standards and interpretations have been issued that were not yet effective as of December 31, 2024, and the Company has not opted for early adoption thereof as of the date of this report. These standards are not expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

Lack of exchangeability: Amendments to IAS 21 -

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements -

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently working to identify all impacts the amendments will have on its consolidated financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures -

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.

The Company will assess the impact of this standard in its consolidated financial statements.

Off-Balance Sheet Arrangements

Other than in connection with the Bonds, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2024:

	Payments due by Period (US$ in millions)
	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years
	(2024)	(2025)	(2026 to 2028)	(from 2029)	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Trade and other payables	358,789	—	—	—	358,789
Financial obligation – capital	8,437	556,750	57,938	—	623,125
Financial obligation – interest	34,619	33,366	726	—	68,711
Lease – capital	1,819	1,196	2,551	1,907	7,473
Lease – interest	564	555	974	265	2,358
Contingent consideration liability	—	9,768	5,412	42,752	57,932
Total Contractual Cash Obligations	404,228	601,635	67,601	44,924	1,118,388

As of December 31, 2024, we had no other commercial commitments.

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

E. Critical Accounting Estimates

A summary of our significant accounting judgments, estimates and assumptions is included in Note 3 to our audited consolidated financial statements, which are included in this Annual Report.

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2024 20-F. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS accounting standards as issued by the IASB.

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

The Cerro Verde’s operation includes 2 concentrating facilities with an annual average permitted milling capacity of 409,500 metric tonnes of ore per day (and the ability to annually treat up to 10% more for a total of 450,450 metric tonnes of ore per day). As a result of several efficiency initiatives implemented over the past several years Cerro Verde’s 2 concentrators were able to achieve a combined average milling rate of 415,500 metric tonnes of ore per day in 2024. Cerro Verde also operates a 100,000 metric-ton-per-day ROM leach system coupled with SX/EW leaching facilities, which have a production capacity of approximately 200 million pounds of copper per year.

The available fleet consists of fifty-four 300-metric-ton haul trucks, ninety-one 250-metric-ton haul trucks (8 of which are currently on standby) and 8 leased 380-metric-ton haul trucks loaded by 14 electric shovels with bucket sizes ranging from 33 to 57 cubic meters. This fleet is capable of moving an average of approximately 1,000,000 metric tonnes of material per day.

Copper cathodes and concentrate production that are not sold locally are transported approximately 70 miles by truck and by rail to the Port of Matarani for shipment to international markets. Molybdenum concentrate is transported by truck to either the Ports of Callao or Matarani for shipment.

Cerro Verde currently receives electrical power, including hydro-generated power, under long-term contracts with ElectroPeru S.A. and Engie Energia Peru S.A. During 2023, Cerro Verde entered into a new power purchase agreement that is expected to transition its electric power to fully renewable energy sources in 2026.

Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs on the Río Chili watershed that collect water primarily from seasonal precipitation and from wastewater collected from the city of Arequipa and treated at a wastewater treatment plant originally constructed and currently operated by Cerro Verde. The Cerro Verde mine believes the operation has sufficient water resources to support current activities and is working with authorities to secure resources to support future concentrator planned rates.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2024, 2023 and 2022:

	As of and for the year ended December 31,
	2024	2023	2022
Income statement data (1)
Sales (US$ in thousands)	4,238,322	4,143,228	3,975,295
Profit for the year (US$ in thousands)	953,177	778,964	925,353
Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (metric tonnes in thousands)	17,282	23,585	43,611
Millable ore reserves (metric tonnes in thousands)	629,278	654,982	620,061
Probable:
Leachable ore reserves (metric tonnes in thousands)	61,522	65,324	81,987
Millable ore reserves (metric tonnes in thousands)	3,185,994	3,343,085	3,488,952
Average copper grade of leachable ore reserves (%)	0.24	0.24	0.27
Average copper grade of millable ore reserves (%)	0.34	0.35	0.35
Production
Cathodes (in thousands of recoverable pounds)	76,211	99,962	99,405
Concentrates (in thousands of recoverable pounds)	873,252	885,580	874,053
Average realized price of copper sold (US$per ton payable)	9,237	8,532	8,422
(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.
(2)

Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data.” Cerro Verde used US$3.25 per pound of copper to determine mineral reserve estimates as of December 31, 2024. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable ore reserves for us located elsewhere in this Annual Report. According to Cerro Verde, ore estimates are based upon engineering evaluations, proven and probable mineral reserves are determined from the application of relevant modifying factors to geological data to establish an operational, economically viable mine plan. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends. The reserves are calculated on 100% basis numbers, and the grades are average grade for the total reserves.

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

Under the previous stability agreement, signed in 1998, Cerro Verde determined that the payment of royalties was not applicable to all of its operations until the end of this contract (December 2013). However, SUNAT demanded the payment of royalties for the periods from December 2006 to December 2013, associated with the minerals processed by the concentrator plant that began operating in 2006. In exercising its rights, Cerro Verde challenged the resolutions issued by SUNAT in all the respective instances, up to international instances, as indicated in the following paragraphs.

In February 2020, Freeport filed, on its own behalf and on behalf of Cerro Verde, international arbitration proceedings against the Peruvian government under the United States-Peru Trade Promotion Agreement. The hearing on the merits was held in May 2023 and the final closing argument took place in July 2023. In April 2020, Sumitomo filed parallel international arbitration proceedings against the Peruvian government under the Netherlands-Peru Bilateral Investment Treaty. The Sumitomo hearing on the merits was held in February 2023.

In May 2024, the arbitration tribunal in the case of Freeport and the Peruvian government issued its decision and dismissed the claims that Freeport (on behalf of itself and Cerro Verde) filed in 2020. Other than expenses that each party must assume, the decision by the arbitration tribunal did not result in any additional impact to the Cerro Verde´s financial statements because Cerro Verde had previously paid in prior years all disputed tax assessments and the related penalties and interest that the Peruvian government had demanded in relation to royalties and related taxes, which were the amounts in dispute in the arbitration.

On September 16, 2024, Freeport (on behalf of itself and Cerro Verde) filed a Partial Annulment Application based on the Award’s rejection of Freeport’s claims for penalties and interest on the Royalty Assessments be annulled.

The issuance of the arbitration decision for the Sumitomo case is currently pending.

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

Impairment of Long-lived Assets

Cerro Verde has determined that its operations consist of one cash generating unit. Therefore, Cerro Verde’s operations are evaluated at each reporting date in order to determine if there are impairment indicators. If any such indication exists, Cerro Verde makes an estimate of the recoverable amount, which is the greater of the fair value less costs to sell and the value in use. These assessments require the use of estimates and assumptions, such as long-term commodity prices, discount rates, operating costs and others.

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

Results of Operations for the Years Ended December 31, 2024 and 2023

Sales. Sales, including mark-to-market adjustments for pounds of copper pending settlement and sales of molybdenum and silver contained in copper concentrates, increased by 2%, from US$4,143.2 million in 2023 to US$4,238.3 million in 2024, principally due to higher copper price. The following table reflects the average realized price and volume sold of copper (both cathode and copper concentrate) during the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022	Variation
Average price
Copper (US$ per metric ton)	9,237	8,532	8,422	8%
Volume sold (unaudited)
Copper (in metric tonnes)	431,571	450,449	439,110	(4)%

Average realized copper prices per metric tonnes increased from US$8,532 in 2023 to US$9,237 in 2024. The volume of copper sold decreased from 450,449 metric tonnes in 2023 to 431,571 metric tonnes in 2024. The combined effect of these changes resulted in a US$95.1 million increase in income from sales in 2024 compared to 2023.

Total costs of sales of goods. Total costs of sales of goods increased from US$2,563.5 million in 2023 to US$2,588.8 million in 2024, mainly due to the net effect of the following:

(a)	Labor costs, including workers’ profit sharing increased from US$381.8 million in 2023 to US$501.7 million in 2024 mainly due to completion of two new labor unions agreements.
(b)	Materials and supplies decreased from US$982.6 million in 2023 to US$917.5 million in 2024, primarily associated with lower commodities prices and lower material processed at mills.
(c)	Energy decreased from US$249.0 million in 2023 to U$S209.9 in 2024 mainly due to lower unit prices.

Total operating expenses. Operating expenses decreased by 33%, from US$246.1 million in 2023 to US$164.0 million in 2024 due mainly to the following:

(a)

Other operating expenses decreased by 74%, from US$91.2 million in 2023 to US$23.7 million in 2024 (In year 2023 there was penalties related to income tax payments on account from 2006 to 2015 which was recorded as a consequence of unfavorable tax ruling issued by the Supreme Court).

Income tax. Income tax expense, including current and deferred expense, increased by 4%, from an expense of US$544.3 million in 2023 to an expense of US$564.6 million in 2024 primarily due to higher taxable profit generated in 2024.

Profit of the year. As a result of the foregoing, profit of the year increased by 22%, from US$779.0 million in 2023 to US$953.2 million in 2024. As a percentage of net sales, net income was 19% in 2023, compared to 22% in 2024.

Results of Operations for the Years Ended December 31, 2024 and 2023

See “Item 5. Operating and Financial Review and Prospects” in our 2024 Form 20-F for a comparative discussion of Cerro Verde’s consolidated results of operations for the year ended December 31, 2024 and 2023.

B.	Liquidity and Capital Resources

As of December 31, 2024, Cerro Verde had cash and cash equivalents of US$689.7 million, compared to US$509.6 million as of December 31, 2023.

Cash provided by operating activities for the years ended December 31, 2024 and 2023. Net cash and cash equivalents provided by operating activities were US$1,698,6 million in 2024, compared to net cash provided by operating activities of US$1,367.3 million in 2023. This change in net cash flow provided by operating activities in 2024 compared to 2023 was mainly attributable to the following factors:

Compared to 2023, during 2024 there was a decrease in payments from trade accounts from US$1,830 million in 2023 to US$1,636 million.

Compared to 2023, during 2024 there was an increase in proceeds from sales from US$4,273 million in 2023 to US$4,344 million.

Cash used in investing activities for the years ended December 31, 2024 and 2023. Net cash used in investing activities increased from US$654.0 million in 2023 to US$658.1 million in 2024.

Cash used in financing activities for the years ended December 31, 2024 and 2023. Net cash and cash equivalents used in financing activities was US$860.4 million in 2024, compared to net cash used in financing activities of US$757.4 million in 2023 primarily due to a higher amount of dividends paid.

The following table shows Cerro Verde’s contractual obligations as of December 31, 2024:

	Payments due by Period (US$ in millions)
		Less than 1	1-5	More than 5
	Total	Year	years	Years
Trade accounts payable	283.8	283.8	—	—
Accounts payable – related parties	5.6	5.6	—	—
Lease liabilities	50.6	9.4	41.2	—
Other accounts payable	25.4	25.4	—	—
Total Contractual Cash Obligations	365.4	324.2	41.2	—

Long-term Debt

As of December 31, 2024, Cerro Verde had total long-term debt of US$41.2 million associated with lease liabilities.

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

A summary of our significant accounting judgments, estimates and assumptions is included in Note 3 to our audited consolidated financial statements, which are included in this Annual Report.

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

Roque Benavides, Chairman of the Board and member of the Nominating Committee. Mr. Benavides received his degree in Civil Engineering from the Pontifical Catholic University of Peru (PUCP) in 1977 and his Master of Business Administration from the Henley Business School at the University of Reading in the U.K. in 1980. He completed the Management Development Program at the Harvard Business School in 1985 and the Advanced Management Program at Oxford University in 1997. He is currently Chairman of the Board and a member of the board of directors of some of the Company’s related entities. He is also a member of the board of directors of Banco de Crédito del Perú. He was director of UNACEM from 2010 to 2020. He was previously President of the Peruvian Mining, Oil, and Energy Association (SNMPE) and the Peruvian Confederation of Private Business Institutions (CONFIEP).

Marco Antonio Zaldivar, Director. Mr. Zaldívar, a certified Public Accountant, graduated from the Universidad de Lima. He also graduated from PAD’s the Management Development Program at the Universidad de Piura and holds a Master of Business Administration from the Adolfo Ibáñez School of Management, USA. He is Independent Director of Empresa Editora El Comercio, Técnica Avícola and Core Capital SAFI. He has been Independent Director at Cementos Pacasmayo, UCP Backus & Johnston, Banco Santander, among other companies. He was previously Chairman of the board of directors of the Lima Stock Exchange and the second Vice President of CONFIEP.

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

Ivan Arriagada Herrera, Director. Mr. Arriagada holds a degree in business engineering from the Adolfo Ibáñez School of Management at the Federico Santa María University and a master’s degree in science from the London School of Economics. He has been the CEO of Antofagasta plc since 2015 and previously held the position of Chief Financial Officer of the Chilean state-owned copper mining company Codelco. Previously, he worked at BHP Billiton as Vice President of Base Metals Operations and, prior to that, he was Chief Financial Officer of the Base Metals group, also at BHP Billiton. Before entering the world of copper mining, Mr. Arriagada spent a large part of his career in the oil and gas industry, at Royal Dutch Shell International, holding senior positions in Chile, England, the USA and Argentina. Mr. Arriagada is also the Chairman of the Board of the International Council on Mining and Metals (ICMM), which brings together the CEOs of the world’s largest mining and metals companies, representing approximately one third of the global mining industry. He was also the President of the International Copper Association (ICA).

Andrónico Luksic Lederer, Director. Mr. Luksic holds a bachelor of science in business management from Babson College. Mr. Luksic is the Vice-President of Development at Antofagasta plc and Board Member of Quiñenco S.A. He has over 15 years of professional experience working for Antofagasta plc, having served in both Toronto and Chile. He has also held various positions at Banco de Chile.

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

Alejandro Hermoza Maraví, Vice President of Labor, Social and Environmental Affairs. Mr. Hermoza graduated from the University of Maryland with a bachelor’s degree in Mechanical Engineering and a Master’s in Engineering and from the Peruvian University of Applied Sciences (UPC) with a Master’s in Administration. He previously worked as the Development Manager of the Peruvian Confederation of Private Business Institutions (CONFIEP) and has worked at Buenaventura since 2003, where he has held the position of community relations manager from 2008 to 2011 and deputy manager of Administration and Human Resources from 2003 to 2008. In 2011, he completed the Advanced Management Program at Harvard Business School.

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

Juan Carlos Salazar, Vice President of Geology and Exploration. Mr. Salazar holds a bachelor’s degree in geological engineering from Universidad Nacional de Ingeniería (UNI) of Peru and master’s degree in geology from the University of Western Australia. He joined Buenaventura in 1999, serving as Project Manager and Exploration Manager.

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

During the year ended December 31, 2024, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$14.0 million, including director’s fees accrued in 2023 and paid in 2024. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 32(c) to the Consolidated Financial Statements for further information.

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

Nominating and Compensation Committee

The nominating and compensation committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer. It is also responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the directors’ remuneration to be approved by the shareholders. The members of the Compensation Committee for 2024 were Messrs. de la Torre, Roque Benavides, Champion and Arriagada.

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2024 were Messrs. Roque Benavides, Zaldivar and Betzhold.

Sustainability Committee

The Sustainability Committee is responsible for monitoring initiatives and practices related to Sustainability. The members of the Sustainability Committee for 2024 were Miss Nicole Bernex, Messrs. Roque Benavides, Raúl Benavides, Luksic and de la Torre.

Operations and Innovation Committee

The Operations and Innovation Committee is responsible for supporting the Vice Presidency of Operations in meeting the goals set at the beginning of each year and providing a long-term vision to achieve the continuity of the Company’s operations, as well as monitoring and proposing initiatives and practices related to Innovation. The members of the Operations and Innovation Committee for 2024 were Messrs. Champion, Betzhold, Roque Benavides, Raúl Benavides, Luksic, Leandro García, Juan Carlos Ortiz and Juan Carlos Salazar.

D.	Employees

As of December 31, 2024 we, including our subsidiaries and Coimolache, had 2,958 employees (including permanent and temporary employees) and 13,026 subcontractors employed through arrangements with independent contractors who manage the workforce at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, maintaining the average age of the workforce at approximately 42 years old for employees working in the mine. As of December 31, 2024, the average tenure of Buenaventura’s permanent laborers was approximately 10 years.

Of the 2,734 permanent employees (considers employees working on an indefinite term contract) employed by Buenaventura, its subsidiaries and Coimolache, approximately 51% are members of 12 different labor unions (including 06 unions for clerical workers and 06 unions for laborers), representing all aforementioned clerical workers and laborers in collective negotiations. There are also 8 unions for workers employed by independent contractors that were formed over the last ten years in our mines at Uchucchacua, Orcopampa, Tambomayo, Julcani, El Brocal and Coimolache.

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

It is important to highlight that we have a strong relationship with our Unions, which has resulted in no Company Union strikes materializing since 2019. Our strategy focuses on addressing workers’ needs through dialogue and collective negotiations under a win-win approach, prioritizing their resolution during the direct negotiation stage. This has contributed to fostering an effective negotiation environment and strengthening positive and constructive labor relations.

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses, including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, medical services and a full range of social services for our permanent employees and their families at town sites near our mines in compliance with mining regulations. We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the employee profit sharing amount equivalent to 8% of the annual pre-tax profits of their employer, 50% of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50% of such profits to be distributed based on the aggregate annual salary of each employee. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the employee profit sharing amount and the aggregate amount paid to employees must be contributed by us to FONDOEMPLEO, a fund established to promote employment and employee training. It is worth noting that for the 2024 fiscal year, profit-sharing distributions were duly made in accordance with applicable regulations.

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

Regardless of the cause for termination, all employees are entitled to a severance payment. Such payment is equal to one month’s salary (including an amount assigned for the value of other benefits), for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws, said severance payments are deposited in a special bank account selected by each employee and for the benefit of such employee, in both May and November of each year (approximately 50% of a monthly salary each time). Workers may withdraw such funds in excess of four times the worker’s gross monthly salary. Exceptionally and until December 31, 2024, workers were able to withdraw 100% of the deposited amounts (Congress is currently considering an extension of said term). Upon termination, the remaining balance may be withdrawn by the worker for any reason.

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

As of March 31, 2025, our directors and executive officers, as a group, owned 30,509,577 Common Shares, representing 12.01% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2025 is set forth below:

Percentage
		Percentage		Percentage		Beneficial
		Beneficial		Beneficial	Number of	Ownership
	Number	Ownership		Ownership	Common	of Common
	of	of	Number of	of	Shares and	Shares and
	Common	Common	Investment	Investment	Investment	Investment
Shareholder	Shares	Shares	Shares	Shares	Shares	Shares
Roque Benavides †	13,913,926	5.48	—	—	13,913,926	5.48
William Champion	—	—	—	—	—	—
Nicole Bernex	—	—	—	—	—	—
Jorge F. Betzhold	—	—	—	—	—	—
Raúl Benavides ††	16,594,123	6.54	—	—	16,594,123	6.53
Diego de la Torre	1,528	0.00	—	—	1,528	0.00
Marco Antonio Zaldivar	—	—	—	—	—	—
Ivan Arriagada	—	—	—	—	—	—
Andrónico Luksic	—	—	—	—	—	—
Leandro García	—	—	—	—	—	—
Daniel Domínguez	—	—	—	—	—	—
Juan Carlos Ortiz	—	—	—	—	—	—
Alejandro Hermoza	—	—	—	—	—	—
Aldo Massa	—	—	—	—	—	—
Renzo Macher	—	—	—	—	—	—
Juan Carlos Salazar	—	—	—	—	—	—
Gulnara La Rosa	—	—	—	—	—	—
Directors and Executive Officers as a Group †	30,509,577	12.02	—	—	30,509,577	12.01
†	Includes Common Shares owned by the applicable director or officer and his son.
††	Includes Common Shares owned by the applicable director and his sons and daughters.
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2025 we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares, and 271,677 Investment Shares, exclusive of 472,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2025, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

						Percentage
						Beneficial
		Percentage		Percentage	Number of	Ownership
		Beneficial		Beneficial	Common	of Common
		Ownership	Number of	Ownership	Shares and	Shares and
	Number of	of Common	Investment	of Investment	Investment	Investment
Shareholder	Common Shares	Shares (1)(2)	Shares	Shares (1)(3)	Shares	Shares (1)(4)
Antofagasta plc	48,058,225	18.94	—	—	48,058,225	18.92
Van Eck Associates Corporation	21,344,322	8.41	—	—	21,344,322	8.40
Raul Benavides Ganoza (6)	16,594,123	6.54	—	—	16,594,123	6.53
Roque Benavides Ganoza (5)	13,913,926	5.48	—	—	13,913,926	5.48
Westwood Global Investments, LLC	12,269,785	4.84	—	—	12,269,785	4.83
Blanca Benavides de Morales	12,112,918	4.77	—	—	12,112,918	4.77
AFP Integra S.A.	10,675,325	4.21	—	—	10,675,325	4.20
Scotiabank Wealth Management	10,530,346	4.15	—	—	10,530,346	4.15
Blackrock Fund Advisors	6,745,445	2.66	—	—	6,745,445	2.66
(1)

The table above excludes treasury shares. As of March 31, 2025 Buenaventura held 14,474 Common Shares and 1,230 Investment Shares and our wholly owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.

(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.
(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.
(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.
(5)	Common Shares owned by Roque Benavides and his son.
(6)	Common Shares owned by Raul Benavides and his children.

As of March 31, 2025, we estimate that 222,165,198 Common Shares were held in the U.S., which represented approximately 87.56% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 48 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) amounted to US$13.2 million in 2022, US$13.9 million in 2023 and US$14.0 million in 2024. Please refer to Note 32(d) to the Consolidated Financial Statements for further information.

In 2022, 2023 and 2024, we received cash dividends from Sociedad Minera Cerro Verde S.A.A. in an amount of US$78.3 million, US$146.9 million and US$166.5 million, respectively.

We received cash dividends from Coimolache of approximately US$0.8 million in 2022, and US$0.4 million in 2023 and US$2.4 million in 2024.

We recognized revenues of energy sales from Consorcio Energético de Huancavelica S.A. and Empresa de Generación Huanza S.A. of approximately US$5.0 million in 2022, US$4.8 million in 2023, and US$6.8 million in 2024.

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

During 2007 and 2008, Buenaventura modified its client contracts for gold sales, shifting from a fixed price arrangement to a variable price arrangement. This allowed the Company to appropriately benefit from improved market prices. Additionally, this caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax paid by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT during subsequent fiscal years.

SUNAT’s position is that Buenaventura should disregard the additional expenses incurred in connection with the shift to variable price arrangement for purposes of calculating its income tax for fiscal years 2007 and 2008. According to SUNAT, the said payments correspond to an early settlement of financial derivative contracts in situations where the Company did not establish the purpose or risks covered by such instruments. Furthermore, SUNAT does not recognize the tax losses which the Company offset during fiscal years 2009 and 2010, related to the losses incurred during fiscal years 2007 and 2008.

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$99.0 million updated at the exchange rate of December 31, 2024) which, when accounting for alleged penalties and fees at the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$559.0 million at the exchange rate corresponding to December 31, 2024).

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,583,128,000 (equivalent to US$420,219,000 at the exchange rate corresponding to December 31, 2024). For fiscal year 2009, total amount paid was S/193,398,000 (equivalent to US$51,299,000 based on the exchange rate corresponding to December 31, 2024) and for the fiscal year 2010, the total amount paid was S/356,691,000 (equivalent to US$94,613,000 at the exchange rate corresponding to December 31, 2024).

In November 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the cassation ruling that the lawsuit filed by the Company unfounded regarding the derecognition of carry forwarded tax losses in the fiscal year 2009 to be unfounded. In response, on December 22, 2023, the Company and its sponsoring lawyers filed an amparo request before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the annulment of the cassation ruling in response to the grievances to the constitutional right to effective procedural protection of the Company.

As part of the assessment of the process’s status as of 2023, the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, hence a liability has been recognized with effect on results for the claim to the Tax Administration of S/420,231,000 (equivalent to US$111,823,000) regarding the portion of receivables related to these carryforward losses.

The liability previously mentioned does not represent a withdrawal from the process, since the process remains in progress. Moreover, it does not imply a cash outflow as it is related to a payment in full made in previous years prior to the recognition of the account receivable.

In March 2024, the Supreme Court notified the cassation ruling that declared unfounded the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007. In April 2024, the Company and its sponsoring lawyers filed an amparo lawsuit requesting the nullity of the cassation judgment for grievance to constitutional rights and principles; principle of non-retroactivity of the lay, principle of legal certainty, and principle of legality, and as a successive petition, to order the Supreme Court to issue a new ruling without incurring the claimed grievances.

The Company will continue to file appeals on this matter in the Peruvian courts. These legal proceedings can be costly and time-consuming, and there are no guarantees regarding the final outcome of these proceedings or that SUNAT will not file future claims against us.

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

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache and Cerro Verde), 20% attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and in the past were generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8% of pre-tax profits (which may differ from pre-tax profits determined under IFRS accounting standards due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid.

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2021 to 2024. Dividends with respect to the years 2021 to 2024 were paid per Common Share and ADS.

		Per			Per			Per
Year ended	Common Share			ADSs			Investment Share
December 31, (1)	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2021	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2022	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
2023	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
2024	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
(1)	Interim and final dividend amounts are expressed in U.S. Dollars.
B.	Significant Changes

Regarding dividends distribution, the following entities distributed dividends as follows:

At the Buenaventura’s board meeting held on February 20, 2025, the board approved a dividend proposal of US$80.5 million (US$74.2 million net of Treasury shares), based on the profit obtained as of December 31, 2024. This proposal was approved by the General Shareholders’ Meeting held on March 28, 2025, and is scheduled to be fully paid by May 5. 2025.

At the subsidiary El Brocal, during board meeting held on February 17, 2025, a dividend proposal of US$16.1 million was approved, based on the profit obtained as of December 31, 2024. This proposal was approved at General Shareholders’ Meeting of El Brocal held on March 25, 2025, and is scheduled to be fully paid by April 30, 2025.

At the associate Coimolache, during board meeting held on March 14, 2025, a dividend proposal of US$607,000 was approved, based on the profit obtained as of December 31, 2024. This proposal was approved at General Shareholders’ Meeting of Coimolache held on March 14, 2025, and the dividends were fully paid on March 18, 2025.

ITEM 9.The Offer and Listing

A.	Offer and Listing Details

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Soles. The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods.

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading			Trading			Trading
	Volume	High	Low	Volume	High	Low	Volume	High	Low

	(in millions)	(in nominal S/ per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2021	0.25	44.80	27.80	318.37	12.83	6.11	0.00	0.00	0.00
2022	0.04	41.00	21.65	371.51	12.35	5.25	0.00	0.00	0.00
2023	0.23	54.90	26.00	403.07	15.74	6.45	0.00	15.00	14.80
2024
Quarterly highs and lows
2023
1st quarter	0.01	32.00	27.90	75.57	8.74	7.08	0.00	15.00	14.80
2nd quarter	0.01	31.10	26.00	97.20	8.56	6.45	0.00	0.00	0.00
3rd quarter	0.01	32.50	26.48	98.62	8.92	7.11	0.00	0.00	0.00
4th quarter	0.20	54.90	28.70	131.67	15.74	8.06	0.00	0.00	0.00
2024
1st quarter	0.13	63.80	52.80	95.10	17.80	14.15	0.00	0.00	0.00
2nd quarter	0.05	61.00	58.10	89.60	18.84	15.23	0.00	14.46	14.46
3rd quarter	0.18	63.80	52.80	88.46	17.71	11.64	0.00	14.46	14.46
4th quarter	0.01	51.00	46.50	59.09	14.29	11.50	0.00	0.00	0.00
Monthly highs and lows
2024
October	0.00	0.00	0.00	16.92	14.29	12.70	0.00	0.00	0.00
November	0.00	47.00	47.00	21.55	13.21	11.61	0.00	0.00	0.00
December	0.01	51.00	46.50	20.63	13.50	11.50	0.00	0.00	0.00
2025
January	0.01	48.00	45.00	15.56	13.20	11.50	0.00	0.00	0.00
February	0.00	49.10	45.10	21.13	13.73	12.27	0.00	0.00	0.00
March	0.03	55.00	47.50	24.07	16.16	12.69	0.00	0.00	0.00
(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2025, the share capital with respect to the Common Shares was S/2,748,899,240 represented by 274,889,924 shares, and the share capital with respect to the Investment Shares was S/7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital and treasury shares. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2025, there were 929 owners of record of the Common Shares and 879 owners of record of the Investment Shares.

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

Our capital stock comprises Common Shares and investment shares. Common Shares have full voting rights while investment shares do not. As of December 31, 2024, there were 253,715,190 Common Shares outstanding, exclusive of 21,174,734 Common Shares held in treasury. In the case of Investment Shares, there were 271,677 Investment Shares outstanding, exclusive of 472,963 Investment Shares held in treasury. In total there are 253,986,867 outstanding shares, and this number has not changed throughout the year 2024. The capital stock is fully subscribed and paid. Additionally, the par value per share (for both Common Shares and Investment Shares) is S/.10.

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

The Board of Directors meets when called by the Chairman of the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence, or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, as amended by Law No. 30050 in force since June 27, 2013, provides that directors and managers are civilly liable for damages caused to us by any transaction they have approved that favors such director’s, or a related party’s interest instead of the Company’s interest, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such company’s assets. Directors not participating in the Board meeting or that voted against the transaction are not liable.

In addition, Article 53 of the Single Ordered Text of the Securities Market Law approved by Supreme Decree N° 020-2023-EF contains additional prohibitions for directors and managers of companies whose shares are traded in the stock exchange as it is our case. Pursuant to Article 53(a) of such law, directors and managers are forbidden to receive loans from listed companies and from using goods and services of the listed company without the Board’s authorization for their own use, in their own profit or to benefit persons related to the directors and managers. Additionally, subsection (b) thereof further provides that directors and managers are forbidden from using their positions to obtain improper benefits for them or for persons related to them.

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

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only if the agreement relates to operations the Company performs in the regular course of business and is in arms-length conditions. Furthermore, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the Company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the Company’s Board. These restrictions also apply to the directors of companies related to us and to the spouses, descendants, ancestors and relatives within the third degree of consanguinity or second degree by affinity of our directors and of the directors of our related companies. Directors are jointly liable to the Company and the Company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law. In addition, as mentioned above, Article 3 of Law No. 29720, as amended, provides that directors and managers are liable for economic or other damages that they may cause because of the approval of resolutions that favor such director’s, or a related party’s interest instead of the Company’s interest, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such Company’s assets.

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

Under our By-laws, the following actions are to be taken at the Annual Mandatory Meeting of shareholders: approval of our statements of financial position, profit and loss statements and annual reports; the approval of management performance; the allocation of profits; the election of external auditors or the delegation in the Board of Directors of such election; the election of the members of the Board; and any other matters submitted by the Board. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; and liquidating and dissolving the Company or spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

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

Criminal liability of companies

Peruvian Law 30424, as amended by Legislative Decree No. 1352, Law 30835, Law 31740 and Law 32054, and its regulations were enacted by Supreme Decree No. 002-2019-EF, introduced corporate liability for corruption, money laundering, terrorist financing, tax and customs crimes and related crimes as of January 1, 2018. Under this law, legal entities may be liable for domestic and international bribery of public officials as well as other offenses committed on their behalf or for their benefit by their shareholders, officers, directors, or de facto administrators or representatives. The law establishes mitigating circumstances such as cooperation with authorities, minimizing the harm caused by the offense, full or partial reparation of damages, and the adoption and implementation of a corporate compliance program known as a “prevention model”. Such preventive program must be tailored to the legal entity’s nature, risks, needs, and characteristics, and must contain adequate monitoring and control measures to prevent the offenses covered by this law or significantly reducing the risk of violating such offenses.

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

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8% of pre-tax profits (which may differ from pre-tax profits determined under IFRS accounting standards due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid.

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

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders of public companies that are sociedades anónimas abiertas, such as us, and that were formerly contained in Law No. 26985, which was abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Mandatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Mandatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$1,400 and US$ 35,000 in case the Company fails to comply such provisions for the protection of minority shareholders.

C.	Material Contracts

Below is a description of the material agreements that we have entered into as of the date of this Annual Report. Such summaries exclude those agreements entered into in the ordinary course of business.

We did not enter into any additional material contracts in 2024.

6.800% Senior Notes due 2032

At Buenaventura’s Shareholders’ Meeting held on December 4, 2024 and its board of directors meeting held on January 23, 2025 the issue of the following series of notes (which were issued on February 4, 2025) was approved, with the following terms:

-	Denomination of Issue: US$650,000,000 6.800% Senior Notes due 2032.
-	Principal Amount: US$650,000,000.
-	Issue Date: February 4, 2025.
-	Maturity Date: February 4, 2032.
-	Issue Price: 98.367% of the principal amount.
-	Interest Rate: 6.800% (cupon) per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Listing: The bonds are in the process of being listed on the SGX-ST

The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of its issuance of the Notes, Buenaventura entered into an indenture (the “Indenture”) among Buenaventura, The Bank of New York Mellon, and various subsidiary guarantors. Under the terms of the Indenture, Buenaventura agreed to comply with certain restrictive covenants. As a result of these covenants, Buenaventura must confirm that it is in compliance with the Notes Indenture if it wants to undertake any of the following transactions that involve:

(i)	the incurrence of additional debt;
(ii)	certain asset sales;
(iii)	the making of certain investments;
(iv)	the payment of dividends;

(v)	the purchasing of Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or scheduled repayment of any indebtedness that is subordinated to the Notes (collectively, “Restricted Payments”, as defined in the Indenture);
(vi)	creation of liens; or
(vii)	a merger, consolidation or sale of substantially all assets.

These covenants are known as “Limitations on Incurrence of Indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively, which also have exceptions that let the Company operate in the ordinary course of business.

Revolving Credit Facilities

In 2024, Buenaventura entered into three separate revolving credit facilities with Banco de Crédito del Perú, Banco Santander S.A., and Banco BBVA. The principal amounts available under these facilities are US$ 100,000,000.00, US$60,000,000.00, and US$ 40,000,000.00, respectively. These agreements were entered into to provide liquidity to the company, ensuring the necessary capital expenditure for the San Gabriel Project during periods of high disbursements.

Each facility has a term of approximately 2.5 years, 2 years, and 3 years, respectively, and includes customary financial and operational covenants. None of the facilities include restrictive covenants or terms that materially limit the Company’s ability to conduct its operations in the ordinary course of business. All facilities remained undrawn as of March 31, 2025.

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

In all cases, regardless of whether the acquisition of shares took place before or after January 1t, 2010, nonresident taxpayers must follow a tax basis certification procedure before the Peruvian Tax Authority to be allowed to deduct the tax basis from the sale price. The limitation goes to the extent of income tax payment being due on the gross amounts received by the nonresident seller prior to the issuance of the Tax Basis Certificate, losing the ability to deduct any tax basis which is not contained in a certificate at the time of receiving any payment, partial or full.

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

A U.S. Holder may be entitled to claim a U.S. foreign tax credit in respect of any Peruvian taxes imposed on dividends received on our Common Shares or Common Shares represented by ADSs, subject to certain complex limitations and restrictions, including a minimum holding period requirement. Dividends received with respect to our Common Shares or Common Shares represented by ADSs may be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules governing foreign tax credits are complex. U.S. regulations issued in 2022 have imposed additional requirements that must be met for a foreign tax to be creditable, although IRS Notice 2023-55 and IRS Notice 2023-80 together provide temporary relief from certain of these requirements until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance), if IRS Notice 2023-55 and IRS Notice 2023-80 are applied consistently to all foreign taxes paid during the relevant taxable year. Alternatively, a U.S. Holder may be able to take a deduction for Peruvian income tax, provided that the U.S. Holder has elected to deduct all otherwise creditable foreign income taxes paid or accrued for the relevant taxable year and certain other requirements are met. U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. Holder generally is not subject to U.S. federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Capital Gains

U.S. Holders will recognize taxable gain or loss on the sale or other taxable disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Common Shares. Generally, such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations under the Code. Any gain recognized by a U.S. Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to claim a U.S. foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit. Further, U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable, although IRS Notice 2023-55 and IRS Notice 2023-80 together provide temporary relief from certain of these requirements until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance), if IRS Notice 2023-55 and IRS Notice 2023-80 are applied consistently to all foreign taxes paid during the relevant taxable year. If a U.S. Holder is not able to claim the foreign tax credit, it is possible that the Peruvian taxes imposed on the gain may reduce the amount realized on the disposition.

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

Passive Foreign Investment Company

Based on our audited financial statements as well as relevant market and shareholder data, we can provide no assurance that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year or that we will not become a PFIC with respect to our current taxable year. Furthermore, because a determination of our PFIC status is based on our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, involves the application of complex tax rules, including the application of proposed United States Treasury Regulations, on which we are entitled to rely until they are finalized, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

As of March 31, 2025, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to the date of this report El Brocal had no outstanding hedging commitments. No such hedging commitments are anticipated in 2025.

Cerro Verde has informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2025.

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

Fees Incurred in Past Annual Period

From January 1, 2024 through the date of the report, we received no fees from the Depositary related to our ADR facility, including continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

ITEM 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2024, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective at providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm Tanaka, Valdivia & Asociados S. Civil de R.L. (member of Ernst & Young Global Limited), has issued an attestation report on our internal control over financial reporting, which is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañia de Minas Buenaventura S.A.A.

Opinion on Internal Control over Financial Reporting

We have audited Compañia de Minas Buenaventura S.A.A. and subsidiaries internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Compañia de Minas Buenaventura S.A.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 30, 2025, expressed an unqualified opinion thereon.

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

A member of Ernst & Young Global Limited

Lima, Peru.

April 30, 2025

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

Apart from the remediation plan mentioned above, there has been no change in our internal control over financial reporting during 2024 and 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.   Code of Ethics

As part of our corporate values and principles, we have approved and published a Code of Ethics and Good Conduct, which is mandatory for our key executives, directors, managers, officers, employees, as well as all persons or businesses that supply the Company with goods or services. The Code of Ethics and Good Conduct also applies to all individuals or entities contractually bound to its terms and compliance commitment. The Code of Ethics and Good Conduct contains the principles and guidelines of conduct that must be followed by all those within its scope. It is published on our website and is publicly accessible at http://www.buenaventura.com. The information on our website is not a part of, nor incorporated into, this document.

ITEM 16C.   Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Tanaka, Valdivia & Asociados S. Civil de R.L., a member firm of Ernst & Young Global Limited, be elected as the independent auditor for 2024. Tanaka, Valdivia & Asociados S. Civil de R.L. has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2024 and 2023, for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services billed by Tanaka, Valdivia & Asociados S. Civil de R.L. for 2024 and 2023.

	Year ended December 31,
	2024		2023
Audit Fees	US$	1,326,498	1,265,706
Tax Fees	US$	11,526	57,818
All other Fees	US$	16,330	16,950
Total	US$	1,354,354	1,340,474

Audit Fees. Audit fees in the above table are the aggregate fees rendered by Tanaka, Valdivia & Asociados S. Civil de R.L. in connection with the audit of our annual Consolidated Financial Statements, the review of our quarterly Consolidated Financial Statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2024 and 2023.

Tax Fees. Tax fees in the above table are fees billed by Tanaka, Valdivia & Asociados S. Civil de R.L. in connection with review of income tax filings.

All other fees It corresponds to the execution of agreed upon procedures carried out during the year 2024 and 2023.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2023 and 2024.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2024, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

The listing standards for the NYSE also require that U.S. domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the board of directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and do not require that these special governance bodies be composed partially or entirely of independent directors. We maintain five committees, which include the Audit Committee, the Nominating and Compensation Committee, the Corporate Governance Committee, the Operations and Innovation Committee and the Sustainability. Our Board has determined that our Audit Committee is composed entirely of independent directors, as defined in the NYSE’s Listed Company Manual.

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

The NYSE’s listing standards also require U.S. domestic companies to adopt and disclose corporate governance guidelines. In 2013, the SMV and a committee composed of regulatory agencies and associations prepared and published a list of suggested corporate governance guidelines called “Code of Good Governance for Peruvian Companies.” These principles are disclosed on the SMV’s website at http://www.smv.gob.pe.

ITEM 16H.   Mine Safety Disclosure

Not applicable.

ITEM 16I.   Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

ITEM 16J   Insider Trading Policies

Our Code of Ethics and Good Conduct sets forth our policies regarding inappropriate use of confidential or insider information, applicable to the purchase, sale, and other dispositions of our securities by employees (whether permanent or temporary), interns, officers, directors and/or executives of the Company and its affiliated subsidiaries, in order promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. See Item 16B.

ITEM 16K   Cybersecurity

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

ITEM 18.   Consolidated Financial Statements

Please refer to Item 19.

ITEM 19.   Exhibits

Page

(a) Index to Consolidated Financial Statements and Schedules

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-1

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-112

(b)Index to Exhibits

Exhibit No.	Document Description

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

2.3

Indenture, dated as of February 4, 2025, among Compañía de Minas Buenaventura S.A.A., as issuer, Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético de Huancavelica S.A, as subsidiary guarantors, and The Bank of New York Mellon, as trustee. †

4.1

Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

96.1	Technical Report Summary on Cerro Verde – SK 1300 Report. †

96.2	Technical Report Summary on San Gabriel – SK 1300 Report. †

96.3

Technical Report Summary on Trapiche – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.4	Technical Report Summary on El Brocal – SK 1300 Report. †

Exhibit No.	Document Description

96.5

Technical Report Summary on Coimolache – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

96.6

Technical Report Summary on Tambomayo – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.7

Technical Report Summary on Uchucchacua/Yumpag – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

96.8

Technical Report Summary on Orcopampa – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.9

Technical Report Summary on Tantahuatay Sulfides – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1.

101	Interactive Data Files. †
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ DANIEL DOMÍNGUEZ
Daniel Domínguez
Chief Financial Officer

Dated: April 30, 2025

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

2.3

Indenture, dated as of February 4, 2025, among Compañía de Minas Buenaventura S.A.A., as issuer, Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético de Huancavelica S.A, as subsidiary guarantors, and The Bank of New York Mellon, as trustee. †

4.1

Shareholders Agreement among SMM Cerro Verde Netherlands B.V., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Summit Global Management B.V., Compañía de Minas Buenaventura S.A.A., Cyprus Climax Metals Company, Phelps Dodge Corporation and Sociedad Minera Cerro Verde S.A.A. dated June 1, 2005 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 6, 2006).

11	Code of Conduct and Ethics. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

12.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

12.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.†

13.1	Certification of Chief Executive Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

13.2	Certification of Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

96.1	Technical Report Summary on Cerro Verde – SK 1300 Report. †

96.2	Technical Report Summary on San Gabriel – SK 1300 Report. †

96.3

Technical Report Summary on Trapiche – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.4	Technical Report Summary on El Brocal – SK 1300 Report. †

Exhibit No.	Document Description

96.5

Technical Report Summary on Coimolache – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

96.6

Technical Report Summary on Tambomayo – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.7

Technical Report Summary on Uchucchacua/Yumpag – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

96.8

Technical Report Summary on Orcopampa – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.9

Technical Report Summary on Tantahuatay Sulfides – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1.

101	Interactive Data Files. †
†	Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022 and Report of Independent Registered Public Accounting Firm

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022, and Report of Independent Registered Public Accounting Firm

Tanaka, Valdivia & Asociados Sociedad Civil de R. L

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company´s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2025 expressed an unqualified opinion thereon.

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

As of December 31, 2024, the net carrying value of the Company’s property, plant, equipment and development cost was US$1,889.78 million. Related disclosures are included in Note 2.4(m) and Note 11(b) to the consolidated financial statements. The Company reviews and evaluates its property, plant, equipment and development cost for impairment when events or changes in circumstances indicate that the related carrying value, at the cash generating unit (CGU) level, may not be recoverable. When the Company determines the existence of impairment indicators, management performs an evaluation to determine if an impairment loss should be recognized, to the extent the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use (VIU). The Company estimated the VIU of each CGU with impairment indicators to assess whether the recoverable amount exceeds the carrying value of the respective CGU. As a result of the impairment assessment, no impairment loss was recognized on property, plant, equipment and development cost during the year ended December 31, 2024.

Auditing the Company’s impairment assessment of property, plant, equipment and development cost was complex and judgmental due to the significant estimation required to determine the VIU of each CGU with impairment indicators. In particular, the VIU estimates were sensitive to significant assumptions such as production volumes (including estimated quantities of recoverable minerals), commodity prices, residual value of assets and discount rates.

The Company involved independent consultants to perform an audit of its procedures to estimate mineral resources and appraisers to assess the residual value of long-lived assets that were used as part of the impairment analyses.

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

To test the estimated VIU of the CGUs with impairment indicators, we performed audit procedures that included, among others, assessing the methodologies and significant assumptions described above, as well as the completeness and accuracy of the data used in the impairment assessment. We assessed the projected financial information of CGUs with impairment indicators by comparing commodity prices with available market information and internal business plans. We also assessed future production levels used in impairment analyses, which are based on life-of-mine plans, against historical estimates and actual results.

Report of Independent Registered Public Accounting Firm (continued)

We involved our valuation specialists to assist with our evaluation of the methodologies and certain significant assumptions used by the Company, by comparing commodity price assumptions with market data and analyst forecasts, as well as calculating an independent range of discount rates using available market information and comparing to management’s discount rates and performing independent sensitivity analyses thereon. Furthermore, we involved a specialist to assist in assessing the estimated residual value of long-lived assets by independently calculating the residual value for those CGUs with impairment indicators for which a significant variance in the assumption could potentially result in an impairment loss being recognized. We also assessed the competence and objectivity of the independent consultants and appraisers used by the Company as part of the impairment assessment process.

We also performed sensitivity analyses over significant assumptions to evaluate the change in the recoverable amount of the CGUs with impairment indicators that would result from changes in the assumptions.

In addition, we assessed the disclosures related to this matter in Note 2.4(m) and Note 11(b) to the consolidated financial statements.

Receivable related to Claims from Tax Authority
Description of the Matter

As disclosed in the Notes 7(c) and Note 31(d) to the consolidated financial statements, the Company has identified certain contingencies related to income taxes associated with prior fiscal years. In these years, relevant taxation authorities have challenged the tax treatment applied by the Company under the income tax law in Peru. As of December 31, 2024, the Company has recognized receivables of US$535.86 million related to payments made under protest to the taxation authorities as part of the tax claim process in Peru but for which the Company is disputing the validity of the taxation authorities’ assessment. As of December 31, 2024, management concluded that the probability of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 was less than 50%, and the Company recognized a liability of US$111.8 million related to this uncertain tax position.

Uncertainty in a tax position may arise where there is an uncertainty as to the meaning of the tax law, or the applicability of the tax law to a particular transaction, or both. The Company uses significant judgment to determine whether, based on technical merits, a tax position is more likely than not to be sustained and in the determination of the recoverable amount of the income tax payments made under protest.

Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of the receivables for payments made under protest, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to the complexity and judgment used by the Company in the assessment, which is based on interpretations of income tax legislation and legal rulings in Peru.

Report of Independent Registered Public Accounting Firm (continued)
How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process for assessing uncertain tax positions and tax contingencies, including the management’s review of the technical merits of tax positions, disputed tax assessments and the determination of the recoverable amount of receivables for payments made under protest.

Our audit procedures included, among others, evaluating the assumptions used by the Company to assess its uncertain tax positions based on relevant Peruvian income tax laws, including the inspection of the Company’s internal and external counsel analysis of these matters. In addition, we involved our tax subject matter professionals to assess the technical merits of the Company’s tax positions and evaluate the application of relevant tax law in assessing the recoverability of payments made under protest.

Furthermore, we evaluated the disclosures related to this matter included in Note 7(c) and Note 31(d) to the consolidated financial statements.

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.

A member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2002.

Lima, Peru

April 30, 2025

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2024, and 2023

	Notes	2024	2023
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	6(a) and 2.4(c)	478,435	219,790
Trade and other receivables	7(a) and 2.4(b)(i)	256,602	240,319
Inventories	8(a) and 2.4(d)	79,594	76,527
Income tax assets	30(f) and 2.4(s)	4,257	15,150
Prepaid expenses	9(a) and 2.4(g)	19,474	25,976
		838,362	577,762
Non-current assets
Trade and other receivables	7(a) and 2.4(b)(i)	597,947	612,880
Investments in associates and joint venture	10(a) and 2.4(f)	1,548,392	1,527,123
Property, plant, equipment and development cost	11(a) and 2.4(h)(i)(j)(k)	1,889,785	1,600,295
Deferred income tax asset	30(b) and 2.4(s)	91,677	131,863
Prepaid expenses	9(a) and 2.4(g)	21,262	22,148
Income tax assets	30(f) and 2.4(s)	1,643	1,909
Other non-financial assets	12(a) and 2.4(w)	58,835	59,819
		4,209,541	3,956,037
Total assets		5,047,903	4,533,799

Liabilities and equity
Current liabilities
Trade and other payables	14(a) and 2.4(b)(ii)	367,204	293,621
Financial obligations	16(a) and 2.4(b)(ii)	9,169	34,219
Provisions	15(a) and 2.4(n)	53,900	107,491
Current Income tax payable	30(f) and 2.4(s)	49,465	6,274
		479,738	441,605
Non-current liabilities
Trade and other payables	14(a) and 2.4(b)(ii)	13,116	5,385
Financial obligations	16(a) and 2.4(b)(ii)	617,613	672,361
Provisions	15(a) and 2.4(n)	306,400	193,209
Contingent consideration liability	29(c) and 2.4(g)	28,271	21,614
Deferred income tax liabilities	30(b) and 2.4(s)	43,064	30,414
		1,008,464	922,983
Total liabilities		1,488,202	1,364,588

Equity	17 and 2.4(o)(y)
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,539	163,372
Other reserves		31,897	31,897
Other reserves of equity		(96)	(96)
Retained earnings		2,225,611	1,841,549
Shareholders’ equity attributable to owners of the parent		3,390,689	3,006,460
Non-controlling interest	18(a)	169,012	162,751
Total equity		3,559,701	3,169,211
Total liabilities and equity		5,047,903	4,533,799

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2024, 2023 and 2022

	Notes	2024	2023	2022
		US$(000)	US$(000)	US$(000)

Continuing operations
Operating income
Sales of goods	20(b) and 2.4(p)	1,147,590	810,961	801,199
Sales of services	20(b) and 2.4(p)	7,015	12,884	22,222
Royalty income	20(b) and 2.4(p)	—	—	1,381
Total operating income		1,154,605	823,845	824,802

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	21(a) and 2.4(x)	(568,482)	(457,354)	(461,942)
Unabsorbed cost due to production stoppage	22 and 2.4(x)	(2,135)	(19,893)	(23,058)
Cost of sales of services, excluding depreciation and amortization	2.4(x)	(3,050)	(6,243)	(3,163)
Depreciation and amortization	2.4(h)(w)	(150,821)	(181,039)	(176,781)
Exploration in operating units	23 and 2.4(k)	(50,884)	(49,229)	(80,796)
Mining royalties	24 and 2.4(s)	(19,946)	(18,839)	(17,733)
Total cost of sales		(795,318)	(732,597)	(763,473)
Gross profit		359,287	91,248	61,329

Operating income (expenses)
Administrative expenses	25 and 2.4(x)	(61,340)	(69,183)	(67,728)
Selling expenses	26 and 2.4(x)	(25,768)	(19,392)	(20,222)
Exploration in non-operating areas	27 and 2.4(k)(x)	(21,860)	(13,452)	(14,252)
Reversal (provision) of contingencies and others	15(a) and 2.4(aa)	(596)	6,927	(2,935)
Impairment recovery (loss) of long-lived assets	11(b) and 2.4(m)	—	—	19,874
Other, net	28(a) and 2.4(x)	195,932	24,973	(15,085)
Total operating income (expenses)		86,368	(70,127)	(100,348)
Operating Profit (loss)		445,655	21,121	(39,019)

Share in the results of associates and joint venture	10(b) and 2.4(f)	189,847	152,225	176,270
Foreign currency exchange difference	5 and 2.4(a)	(9,184)	19,375	26,871
Finance income	29(a) and 2.4(p)	12,528	9,057	14,443
Finance costs	29(a) and 2.4(u)(p)	(65,397)	(119,254)	(54,136)
Profit before income tax		573,449	82,524	124,429
Current income tax	30(c) and 2.4(s)	(103,116)	(69,306)	(15,633)
Deferred income tax	30(c) and 2.4(s)	(53,048)	26,312	15,592
Total income tax		(156,164)	(42,994)	(41)
Profit from continuing operations		417,285	39,530	124,388
Discontinued operations
(Loss) profit from discontinued operations	1(e) and 2.4(v)	(1,022)	(6,848)	478,547
Net Profit		416,263	32,682	602,935
Profit attributable to:
Owners of the parent		402,689	19,855	602,550
Non-controlling interest	18(a) and 2.4(e)	13,574	12,827	385
Net Profit		416,263	32,682	602,935

Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent	17(e) and 2.4(z)	1.59	0.08	2.372
Attributable to owners of the parent for continuing operations	17(e) and 2.4(z)	1.64	0.16	0.49
Attributable to owners of the parent for discontinued operations	17(e) and 2.4(z)	(0.00)	(0.03)	1.88

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of comprehensive income (loss)

For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Net Profit	416,263	32,682	602,935

Other comprehensive income (loss) to be reclassified to profit or loss, net of income tax
Net change in unrealized gain (loss) on copper and zinc prices hedge, net of income tax, note 34(a)	—	(6,232)	10,696
Net change in unrealized gain (loss) on interest rate hedge, net of income tax, note 34(b)	—	—	454
Share of other comprehensive income of associates accounted for using equity method, net of income tax, note 10(d)	—	3	(101)
Total other comprehensive loss (income) that will be reclassified to profit or loss, net of income tax	—	(6,229)	11,049
Total comprehensive income, net of income tax	416,263	26,453	613,984

Comprehensive income attributable to:
Owners of the parent	402,689	16,186	609,211
Non-controlling interest	13,574	10,267	4,773
Total comprehensive income	416,263	26,453	613,984

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2024, 2023 and 2022

	Shareholders‘ equity attributable to owners of the parent
	Capital stock, net of
	treasury shares						Other reserves of equity
	Number of			Additional				Cash flow			Non-
	shares	Common	Investment	paid-in	Legal	Other	Share in ORI	hedge	Retained		controlling	Total
	outstanding	shares	shares	capital	reserve	reserves	of associates	instruments	earnings	Total	interest	equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2022	253,715,190	750,497	791	218,450	163,270	269	(4,023)	(454)	1,239,526	2,368,326	170,205	2,538,531
Net profit (loss)	—	—	—	—	—	—	—	—	602,550	602,550	385	602,935
Other comprehensive income	—	—	—	—	—	—	6,207	454	—	6,661	4,388	11,049
Total comprehensive income	—	—	—	—	—	—	6,207	454	602,550	609,211	4,773	613,984

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	(18,542)	(18,542)	(2,647)	(21,189)
Changes in subsidiaries’ shares, note 1(d)	—	—	—	—	—	31,628	—	—	18,240	49,868	(18,240)	31,628
Transfer and other changes in equity	—	—	—	—	—	—	—	—	(13)	(13)	—	(13)
As of December 31, 2022	253,715,190	750,497	791	218,450	163,270	31,897	2,184	—	1,841,761	3,008,850	154,091	3,162,941

Net profit	—	—	—	—	—	—	—	—	19,855	19,855	12,827	32,682
Other comprehensive loss	—	—	—	—	—	—	(3,669)	—	—	(3,669)	(2,560)	(6,229)
Total comprehensive income	—	—	—	—	—	—	(3,669)	—	19,855	16,186	10,267	26,453

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	(18,542)	(18,542)	(1,607)	(20,149)
Expired dividends, note 17(c)	—	—	—	—	102	—	—	—	—	102	—	102
Transfer and other changes in equity	—	—	—	—	—	—	1,389	—	(1,525)	(136)	—	(136)
As of December 31, 2023	253,715,190	750,497	791	218,450	163,372	31,897	(96)	—	1,841,549	3,006,460	162,751	3,169,211

Net profit	—	—	—	—	—	—	—	—	402,689	402,689	13,574	416,263
Total comprehensive income	—	—	—	—	—	—	—	—	402,689	402,689	13,574	416,263

Dividends declared and paid, note 17(d)	—	—	—	—	—	—	—	—	(18,440)	(18,440)	(7,343)	(25,783)
Expired dividends, note 17(c)	—	—	—	—	167	—	—	—	—	167	30	197
Transfer and other changes in equity	—	—	—	—	—	—	—	—	(187)	(187)	—	(187)
As of December 31, 2024	253,715,190	750,497	791	218,450	163,539	31,897	(96)	—	2,225,611	3,390,689	169,012	3,559,701

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

		2024	2023	2022
	Notes	US$(000)	US$(000)	US$(000)

Cash flows of operating activities
Proceeds from sales of goods and services		1,142,569	782,421	809,668
Dividends received from associates	32(a)	168,890	147,286	79,140
Recovery of taxes		35,455	48,417	32,793
Interest received		5,210	5,123	2,915
Dividends received from other investments		1,150	150	—
Royalty received		—	—	5,183
Payments to suppliers and third parties, and other net		(550,203)	(484,903)	(580,468)
Payments to and for employees		(149,482)	(136,612)	(123,903)
Income tax and royalties paid to Peruvian State		(58,918)	(30,049)	(82,637)
Short-term and low value lease payments		(47,746)	(42,264)	(41,352)
Interest paid		(38,172)	(39,590)	(41,132)
Payments of royalties to third parties	24	(15,832)	(12,832)	(11,053)
Payments for tax litigation		(6,862)	(10,115)	(7,488)
Net cash flows generated from operating activities		486,059	227,032	41,666

Cash flows of investing activities
Proceeds from sale of investments in Contacto Corredores de Seguro S.A.	1(d)	1,060	27,003	—
Proceeds from sale of property, plant and equipment		11,131	9,689	13,116
Proceeds from sale of investments in S.M.R.L. Chaupiloma Dos de Cajamarca	1(d) and 28(a)	210,534	245	1,577
Collection for sale of participation in Yanacocha	1(e)	—	—	300,000
Collection for purchase of Minera La Zanja S.R.L. shares		—	—	45,000
Payments for acquisition of property, plant and equipment		(337,743)	(238,669)	(151,973)
Payments for acquisition of other assets	12(a)	(2,506)	(3,804)	(290)
Acquisition of investment in associate		—	—	(1,677)
Cash contribution in associate	10(b)	(400)	—	—
Net cash flows from (used in) investing activities		(117,924)	(205,536)	205,753

Cash flows of financing activities
Proceeds from bank loans	13	—	49,000	—
Decrease of restricted time deposits	7(d)	—	—	29,117
Senior notes bonds issued, net of issuance costs	16(g)	(79,602)	(31,034)	(323,057)
Payments of financial obligations	13	—	(49,000)	(50,000)
Dividends paid to controlling interest	17(d)	(18,440)	(18,542)	(18,542)
Lease payments	16(g)	(4,138)	(4,475)	(4,638)
Dividends paid to non-controlling interest	17(d)	(7,343)	(1,607)	(2,647)
Decrease (increase) of bank accounts in trust	7(d)	33	34	(733)
Net cash flows used in financing activities		(109,490)	(55,624)	(370,500)
Increase (decrease) in cash and cash equivalents for the year, net		258,645	(34,128)	(123,081)
Cash and cash equivalents at beginning of year	6	219,790	253,918	376,999
Cash and cash equivalents at year-end	6	478,435	219,790	253,918

Financing and investing activities not affecting cash flows:
Leases additions	16(g)	497	1,137	11,712
Due from for sales of properties and concessions	7(a)	100	2,744	2,119
Changes in estimates of mine closure plans	15(b)	65,397	11,879	(21,869)
Unrealized income (loss) in investments	10(d)	—	3	(101)

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2024, 2023 and 2022

1.	Identification and business activity
(a)	Identification -

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

The Company operates directly four operating mining units in Peru (Orcopampa, Julcani, Uchucchacua/Yumpag and Tambomayo), two discontinued mining units (Poracota and Shila-Paula), and one mining unit under development stage (San Gabriel). In addition, the Company has a controlling interest in (i) Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; (ii) Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; (iii) El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and (iv) other entities dedicated to energy generation and transmission services, and other activities. All these activities are carried out in Peru.

Moreover, the Company holds investment in its associates: Sociedad Minera Cerro Verde S.A.A. (19.58)%, Compañía Minera Coimolache S.A. (40.1)% and Tinka Resources Ltd. (19.99)%.

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

On August 28, 2023, the Company presented the Mining Plan Update to the Ministry of Energy and Mines, thus completing the procedures required for the restart of the activities of the Uchucchacua mining unit, on September 1, 2023.

As a result, since September 1, 2023, the Management of the subsidiary Procesadora Industrial Río Seco S.A. pushed up the maintenance works and started up the plant. Likewise, since the second fortnight of September 2023, the mineral production started in the concentrator plant of Uchucchacua with the objective of achieving a stable production between 2,600 tons and 2,800 tons per day, which will be maintained for the following years.

Notes to the consolidated financial statements (continued)

Start of operations of Yumpag project –

The Detailed Environmental Impact Study of the Yumpag Project (EIA) was approved in September 2023. After that the Company prepared and presented all the required procedures before the Ministry of Energy and Mines to obtain the necessary authorizations to initiate the production phase.

On March 18, 2024, the Company received the final authorizations from the Ministry of Energy and Mines to begin production of Yumpaq mine project. The mining operations of Yumpaq started on April 1, 2024.

San Gabriel Project -

San Gabriel is an underground gold and silver mining project, located in the district of Ichuña inside the General Sánchez Cerro province in the Moquegua region, the project is an epithermal intermediate sulphidation deposit containing gold, copper and silver.

As of December 31, 2024, the project achieved 100% in the engineering and procurement phase, 63% in the construction phase and has begun the first steps of commissioning. Management estimates to begin operations in the fourth quarter of 2025.

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

The temporary suspension of the exploitation activities in the North Mining Pit was considered as an impairment indicator in the assessment performed at the end of year 2023, as a result of this assessment, it was concluded that there was no need to record an impairment loss provision. As of December 31, 2024, there were no impairment indicators due to the financial performance and increased copper production volume of the underground operation achieved by El Brocal despite the stoppage of the North Mining Pit, which resulted in similar benchmarks to the ones achieved in 2023, hence the financial forecasts included in the impairment assessment of 2023 have been accomplished, see note 11(b).

Reconfiguration of phases of the North Pit -

From January to April 2023, diamond drilling work was carried out by El Brocal with the purpose of obtaining updated geotechnical information to comply with the final stage of the stabilization plan related to the crumple of phase 12 that occurred in March 2022. This plan involved the mining phases 12C, 13C, and 15 which are tied to stabilization. As a result of these drillings, it was possible to improve the operational criteria to reconfigure these phases allowing a better operational treatment during 2023.

As a result of this update of geotechnical information, the production of reconfigured phases 13B and 15 completed their production in September 2023, hence the deferred stripping cost asset related to those phases was fully amortized on that date.

Notes to the consolidated financial statements (continued)

The financial statements as of December 31, 2023, include this effect, which was applied prospectively starting in the third quarter of that year.

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

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2024, were approved and authorized for issue by the Board of Directors on April 30, 2025 and subsequent events have been considered through that date.

(d)	The consolidated financial statements include financial statements of the Company and the financial statements of the following subsidiaries:

	Country of
	incorporation	Ownership as of December 31,
	and business	2024		2023
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía Minera Condesa S.A.	Peru	100.00	—	100.00	—
Compañía Minera Colquirrumi S.A.	Peru	100.00	—	100.00	—
Sociedad Minera El Brocal S.A.A (i)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (i)	Peru	89.76	10.24	89.76	10.24
S.M.R.L. Chaupiloma Dos de Cajamarca (ii)	Peru	—	—	33.00	67.00
Minera La Zanja S.R.L.	Peru	100.00	—	100.00	—
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	—	70.00	—
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	—	100.00	—
Empresa de Generación Huanza S.A.	Peru	—	100.00	—	100.00

Industrial activities:
Procesadora Industrial Río Seco S.A.	Peru	100.00	—	100.00	—
(i)

As of December 31, 2024, and 2023, the participation of the Group in the voting rights of El Brocal is 61.43%. Inversiones Colquijirca S.A. (hereinafter “Colquijirca”), a subsidiary of the Company (100% of its capital stock shares as December 31, 2024 and 2023; respectively), holds an investment over the capital stock of the subsidiary El Brocal through the Company holds an indirect share in El Brocal of 58.24% as December 31, 2024 and 2023.

Notes to the consolidated financial statements (continued)

(ii)

On August 13, 2024, the Company, its subsidiary Compañía Minera Condesa S.A. (Condesa) as vendors, and Compañía de Regalías del Perú S.A. (a subsidiary of Franco Nevada Corporation) as the purchaser, signed the Share Purchase Agreement for the sale of the shares that the Company and Condesa held in S.M.R.L. Chaupiloma Dos de Cajamarca (Chaupiloma) for a price of US$210 million (US$70 million and US$140 million corresponding to the Company and Condesa, respectively). This amount was fully paid in cash, with the effective date of the subsidiary loss of control being August 13, 2024. The net cost of the disposal derived from the sale of the investment in the Company was US$12,000. The income from the sale and its net disposal cost are presented under the caption Others, net in the consolidated statement of profit or loss, see note 28.

According to the contract conditions, a contingent payment will be made if, on the twentieth commemoration of the contract’s closing, the Conga project, owned by Newmont Mining Corporation, reaches commercial production. If this condition is met, the Company and Condesa will receive 118,534 common shares of Franco-Nevada or US$15 million, if Franco-Nevada is not public at that date, proportional to the investment each held in Chaupiloma. As of December 31, 2024, the Company’s Management has concluded that there are still no elements that provide certainty about the cash flows required to reliably measure the fair value of this contingent consideration and, as such, no receivable has been recognized in the consolidated financial statements as of that date. Management will monitor at the end of each reporting year if there is new information and, based on it, will evaluate if its recognition is appropriate.

(e)	Discontinued operations -

As of December 31, 2024, 2023 and 2022, the mining units with discontinued operations were Poracota and Shila-Paula. The revenues, expenses and results of these units are as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)
Operating income (expenses), net
Reversal (provision) of contingencies	404	(103)	(113)
Administrative expenses	(568)	(649)	(683)
Changes in provision for closure of mining units, note 15(b)	(555)	(6,991)	(660)
Gain for sale of Yanacocha investment	—	—	300,000
Reversal of liability classified as held for sale of Yanacocha	—	—	265,590
Reversal of unrealized result of Yanacocha	—	—	356
Depreciation and amortization, note 11(f)	—	—	(9)
Others, net	29	1,121	288

Total operating income (expenses), net	(690)	(6,622)	564,769

Operating (loss) profit	(690)	(6,622)	564,769
Finance costs, note 15(b)	(395)	(229)	(59)
Net gain (loss) from currency exchange difference	63	3	(2)
Profit (loss) before income tax	(1,022)	(6,848)	564,708
Current income tax	—	—	(44,747)
Deferred income tax	—	—	(41,414)
	—	—	(86,161)

(Loss) Profit from discontinued operations	(1,022)	(6,848)	478,547

No net cash flows were generated by the mining units maintained with discontinued operations during 2024, 2023 and 2022.

Notes to the consolidated financial statements (continued)

(f)	Temporary suspension of operations of Julcani mining unit –

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

The consolidated financial statements of the Company have been prepared in accordance with IFRS accounting standards, as issued by the International Accounting Standards Board (IASB).

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

Certain standards and amendments became effective since January 1, 2024; however, they did not have a material impact on the consolidated financial statements of the Group and therefore, have not been disclosed. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

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

Notes to the consolidated financial statements (continued)

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

Financial assets at fair value through OCI -

Financial assets measured at fair value through profit or loss are recognized in the consolidated statement of financial position at fair value, and those with net changes in fair value are recognized in the consolidated statement of profit or loss.

Embedded derivatives within a hybrid contract containing a financial asset as the host are not accounted for separately. The host financial asset (trade receivable) along with the embedded derivative is recorded as a financial asset at fair value through profit or loss.

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

Financial liabilities are classified as held for trading if they are incurred for repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. The profit or loss over the liabilities hold as trade are recognized in the consolidated statement of profit or loss.

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

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits (with maturity lower or equal to 3 months) as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

(d)	Inventories (Note 8) -

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In the case of finished goods and work in progress, cost includes the cost of materials and direct labor and a portion of indirect manufacturing expenses, excluding borrowing costs.

Inventories are classified as current or non - current depending on the length of time that management estimates will be needed to reach the production state of concentrate extraction for each mining unit. The current portion of the inventories is determined based on the expected amounts to be processed within the next twelve months. Inventories not expected to be processed within the next twelve months are classified as non-current.

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interests held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date (see mining concessions identified see Note 12(d)). If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill impairment reviews are conducted annually or more frequently when events or changes in circumstances occur that indicate a potential impairment in goodwill value. For the purpose of impairment testing, this difference is allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities, of the acquiree, are assigned to those units.

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

(f)	Investments in associates and joint venture (Note 10) -

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

(g)	Prepaid expenses (Note 9) -

Non-monetary assets, which represent an entity’s right to receive goods or services, are presented as prepaid expenses. The asset is subsequently derecognized when the goods are received, and the services are provided.

(h)	Property, plant and equipment (Note 11) -

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

Notes to the consolidated financial statements (continued)

As of December 31, 2024, the Group maintains the following depreciation rates in its respective mining units:

Mining units	Rates
Tambomayo	52.22%
Uchucchacua	7.79%
El Brocal	8.37%

Straight-line method:

Depreciation of assets in mining units with short useful lives or used for administrative purposes is calculated using the straight-line method of accounting. The useful lives are the following:

Years

Buildings, construction and other	Between 2 and 40
Machinery and equipment	Between 2 and 30
Transportation units	5
Furniture and fixtures	Between 4 and 10
Other equipment	Between 3 and 10
Computer equipment	Between 3 and 4

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

Notes to the consolidated financial statements (continued)

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

Development costs (Note 11) –

When the Group’s Management approves the viability of the conceptual study of a project, the costs incurred to develop such property, including additional costs to delineate the ore body and remove impurities it contains, are capitalized as development costs and included in the “Property, plant, equipment and development cost” caption in the consolidated statements of financial position. These costs are amortized when production begins, on the units-of-production basis over the proven and probable reserves.

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

(m)	Impairment of non-financial assets (Note 11) -

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of (i) an assets or cash-generating unit’s (CGU) fair value less costs of disposal and (ii) its value in use; and is determined for an individual asset unless the asset does not generate substantially independent cashflows from the other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less cost of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

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

Notes to the consolidated financial statements (continued)

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

Contract Balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2024 and 2023, the Group has no contract assets.

Trade receivables -

A receivable represents the Group´s right to an amount of consideration that is unconditional.

Contract liabilities -

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If customer pays consideration before the Group transfers the goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs its obligations under the contract. As of December 31, 2024, and 2023, the Group has no contract liabilities.

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

Notes to the consolidated financial statements (continued)

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

Costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the related asset. The Group defines a qualifying asset as one which requires a period greater than 12 months to get it ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

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

Mining royalties that are determined as a percentage of operating profits and the special mining tax are accounted for in accordance with IAS 12 - Income Taxes, because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue-after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the consolidated statements of financial position.

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

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

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

(aa)	Contingencies (Note 31) -

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

As of December 31, 2024, the Group continues to assess the impact of climate-related risks to incorporate related disclosures in response to changes and developments in laws and regulations that may have a direct significant impact on the consolidated financial statements. It is important to highlight that the Group is committed to continuing to improve its participation in the preservation of the climate and environment to guarantee its sustainability. Future impacts could include the adoption of advanced technologies and improvements in more sustainable mining practices to stay aligned with the changing environmental regulations and community expectations.

Notes to the consolidated financial statements (continued)

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

The Group’s Management will continue to closely evaluate the impact of macroeconomic and geopolitical uncertainty; as of December 31, 2024, they do not have an impact on the consolidated financial statements.

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

(d)	Inventories and Net realizable value of inventories (Note 8) -

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

Notes to the consolidated financial statements (continued)

(e)	Impairment of non-financial assets (Note 11) -

The Group assesses each asset or cash generating unit (CGU) in each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered the higher of (i) the fair value less costs of disposal and (FVLCD) (ii) value in use (VU). The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

Due to the nature of the activities of the Gorup, the information about an asset fair value is generally difficult to obtain unless negotiations with potential purchasers or similar transactions have been carried out.

Consequently, the recoverable value for the mining assets is determined, generally calculated by the present value of future cash flows arising from the continued use of the asset or CGU using market metal prices and other exchangeable assumptions, estimated quantities of recoverable minerals, production levels, operation costs and capital requirements, and eventual disposals of assets based on the last available life of mine plants (LOM). The capital expenses and operation related to the climate change initiatives of the Company are considered, when necessary, when determining the recoverable amount of each CGU.

Estimates of recoverable mineral quantities, production levels, operating costs, and capital requirements are obtained from the planning process, including life of mine (LOM) plans, annual budgets, and specific studies on each cash-generating unit (CGU).

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

Future cash flows are discounted to their present value using a discount rate that reflects the current market assessment of the time value of money, as well as the specific risks of the asset or CGU under assessment. The Group has determined the operations of each mining unit as an independent cash-generating unit.

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

Notes to the consolidated financial statements (continued)

4.    Standards and interpretations issued but not yet effective

Certain new accounting standards and interpretations have been issued that are not yet effective as of December 31, 2024, and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on its consolidated financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

The Group will assess the impact of this standard in its consolidated financial statements.

Notes to the consolidated financial statements (continued)

5.    Transactions in soles

Transactions in soles are completed using exchange rates published by the Superintendent of Banks, Insurance and A.F.P. As of December 31, 2024, the exchange rates for U.S. dollars published by this Institution were US$0.2661 for buying and US$0.2653 for selling (US$0.2699 for buying and US$0.2693 for selling as of December 31, 2023) and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2024, and 2023, the Group presents the following assets and liabilities originally denominated in soles by its equivalent in U. S. dollars:

	2024	2023
	US$(000)	US$(000)

Assets
Cash and cash equivalents	10,255	12,124
Trade and other receivables	616,659	749,980
Income tax credit	28,340	16,985
	655,254	779,089

Liabilities
Trade and other payables	(82,881)	(94,487)
Provisions	(22,003)	(16,085)
Income tax payable	(75,494)	(6,186)
	(180,378)	(116,758)
Net asset position	474,876	662,331

For the year-ended December 31, 2024, the Group recognized a gain for exchange rate of approximately US$9,184,000 (gain in exchange rate of US$19,375,000 and US$26,871,000 for the year ended December 31, 2023 and 2022, respectively) in the caption “Foreign currency exchange difference” in the consolidated statements of profit or loss.

See related accounting policies in Note 2.4(a).

6.    Cash and cash equivalents

(a)	This caption is made up as follows:

	2024	2023
	US$(000)	US$(000)

Cash on hand	76	122
Balances with banks (b)	48,799	63,979
Short-term deposits (c)	429,560	155,689
	478,435	219,790

See related accounting policies in Note 2.4(c).

(b)	Bank accounts earn interest at floating rates based on market rates.
(c)

As of December 31, 2024 and 2023, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have current maturities, lower than 3 months, according to the immediate cash needs of the Group.

Notes to the consolidated financial statements (continued)

7.    Trade and other receivables

(a)	This caption is made up as follows

	2024	2023
	US$(000)	US$(000)
Trade receivables (b)
Domestic clients	161,743	157,296
Foreign clients	55,693	46,051
Related entities, note 32(b)	669	421
	218,105	203,768
Allowance for expected credit losses (h)	(24,567)	(22,276)
	193,538	181,492
Other receivables
Tax claims (c)	535,860	546,385
Value added tax credit	61,452	66,515
Other accounts receivables to third parties	26,284	27,585
Restricted bank accounts (d)	9,902	1,058
Refund of value added tax applications (e)	8,963	2,591
Accounts receivable from Howden Hodco Perú (i), note 29(a)	7,480	12,564

Interest receivable	3,525	2,634
Bank accounts in trust (f)	2,839	3,075
Advances to suppliers	2,704	6,810
Related entities, note 32(b)	2,285	2,486
Due from for sales of assets (g)	100	2,744
Other	2,374	1,401
	663,768	675,848
Allowance for expected credit losses (h)	(2,757)	(4,141)
	661,011	671,707
Total trade and other receivables	854,549	853,199

Classification by maturity:
Current portion	256,602	240,319
Non-current portion	597,947	612,880
Total trade and other receivables	854,549	853,199

Classification by nature:
Financial receivables	245,435	237,708
Non-financial receivables	609,114	615,491
Total trade and other receivables	854,549	853,199

Classification by measurement:
Trade receivables (not subject to provisional pricing)	83,466	55,906
Trade receivables (subject to provisional pricing)	110,072	125,586
Other accounts receivables	661,011	671,707
Total trade and other receivables	854,549	853,199

See related accounting policies in Note 2.4 (b).

Notes to the consolidated financial statements (continued)

(b)

Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired (except for those included in the Group’s allowance for expected credit losses, see (h)) do not yield interest and have no specific guarantees.

(c)

Corresponds to forced payments of tax debts that are in litigation and that, in the opinion of management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have been initiated, see note 31(d):

	Payment	2024	2023
Detail	Date	US$(000)	US$(000)

Buenaventura (c.1) -
Payment of tax debt for fiscal year 2007 - 2008	July 2021	420,361	426,374
Payment of tax debt for fiscal year 2010	July 2021	94,915	96,273
Payment of tax debt for fiscal year 2009	July 2021	51,463	52,199
SUNAT seizure for payment on account from January to December 2009; January and February 2010	December 2019	32,002	32,459
Payment of part of the tax liability debt for fiscal year 2007	November - December 2020	19,176	19,451
SUNAT seizure for payment on account on Income Tax 2007-2008-2009	January 2021	5,101	5,174
Payment in claim to SUNAT for the year 2018	August 2023	2,844	3,306
Payment of tax debt for fiscal year 2017	December 2022	2,456	2,490
Payment of the tax liability debt imputed by SUNAT in the IGV inspection process January-December 2014 to benefit from the gradual nature of the fine	November 2020	1,262	1,280
Payment of part of the tax liability debt for fiscal year 2010	December 2020	479	486
Other minors		2,688	2,832

Payment in claim to the Tax Administration		632,747	642,324

El Brocal -
Payment under protest of the tax liability for fiscal year 2017	October 2023	5,993	6,079
Forced payment of part of the tax debt for fiscal year 2014.	January 2021	834	1,314
Payment of the fine for the benefit of reducing the fine for fiscal year 2015.	January 2020	190	269
		7,017	7,662
Río Seco -
Forced payment of part of the VAT liability for 2012.	July to September 2019	3,229	3,232
Forced payment of part of the tax debt for fiscal year 2020.	November 2022	613	620
Payment in force as part of the tax liability of year 2020	February 2020	77	4
		3,919	3,856
Huanza -
Payment under protest of the tax liability for fiscal year 2014	December 2022	1,621	1,644

La Zanja -
SUNAT seizure for income tax for fiscal year 2016	October 2022	2,384	2,418
Forced payment of part of the tax debt for fiscal year 2013-2015.	April 2021	814	826
Forced payment of part of the tax debt for fiscal year 2019	December 2023	484	494
		3,682	3,738
Chaupiloma -
SUNAT seizure for income tax for fiscal year 2011	September 2021	—	339
		—	339

Conenhua -
Payment under protest of the tax liability of the fiscal year 2017	September 2021	14	—
		14	—

		649,000	659,563

Notes to the consolidated financial statements (continued)

(c.1)	During the year 2023, Buenaventura recognized a liability related to the tax claims of the previous years for a total of US$111,823,000:

		Tax claim liability,	Tax claims as
	Disbursements	note 31(d)	31.12.2023
Years	US$(000)	US$(000)	US$(000)

2007	180,484	—	180,484
2008	259,053	—	259,053
2009	85,053	(34,801)	50,252
2010	98,907	(77,022)	21,885
2017	2,456	—	2,456
2018	2,844	—	2,844
Buenaventura’s forced payments claimed	628,797	(111,823)	516,974
Other Buenaventura’s claims	3,950	—	3,950
Other Buenaventura’s subsidiaries forced payments claimed	16,253	(1,317)	14,936
Total	649,000	(113,140)	535,860

(d)

Corresponds to collections that are deposited in a restricted account that can only be used for the payment of financial obligations maintained by the subsidiary Empresa de Generación Huanza S.A. (hereinafter “Huanza”), in accordance with the financial lease agreement signed with Banco de Crédito del Perú in 2009.

Likewise, during December 2024, the Tax Administration issued an income provision, collecting the withholding accounts that the Company maintained at Banco de la Nación on that date. The funds are being used to pay the Company’s tax debts. The movement is presented below:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Beginning balance	1,058	1,092	359
Increase	8,877	—	733
Decrease	(33)	(34)	—
Ending balance	9,902	1,058	1,092

(e)	Corresponds mainly to current year refunds applications that are pending as of December 31 of each period.
(f)	Corresponds to withholding deposits maintained at Banco de la Nación and, in accordance with the tax law of Peru, can only be used to pay tax debts that the Group has with the Tax Administration.
(g)	As of December 31, 2023, the balance includes an account receivable related to the sale of mining concessions of the subsidiary Chaupiloma to Yanacocha for US$1.9 million.

Likewise, during 2022, the Group recorded a loss of US$2 million, which is presented under the item “Others, net,” see note 28, related to the sale of the Mallay mining unit (original amount of US$7.3 million), which was transferred and collected from a third party in May 2022 for US$6 million.

Notes to the consolidated financial statements (continued)

(h)	Below is presented the movement in the allowance for expected credit losses:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Beginning balance	26,417	26,382	30,897

Provision for other receivables, note 28(a)	—	—	253
Provision of the year	—	—	253
Foreign exchange difference	907	35	(59)
Write off	—	—	(4,709)
Final balance	27,324	26,417	26,382

Trade receivables	24,567	22,276	22,276
Other receivables	2,757	4,141	4,106

	27,324	26,417	26,382

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

(i)	As December 31, 2024 and 2023, the Company holds accounts receivable with Howden Hodco Perú S.A., due to the sale of its Subsidiary Contacto Corredores de Seguros S.A., for US$8.6 million and US$14.5 million, respectively, which were recognized in the consolidated financial statements at a present value at US$7.4 million and US$12.5 million, respectively.

In the second quarter of 2024, the Company recorded the final price adjustment according to the contract, resulting in a reduction of the account receivable by US$4.8 million. This effect was recognized in the period’s results under the item “Others, net,” see note 28. Moreover, in June 2024, a collection of US$1.06 million was made.

The collection of the remaining balance will be made within five calendar days following the third anniversary of the transaction’s closing date.

During 2024, the financial update of long-term accounts receivable generated the recognition of financial income of US$599,000 (financial expense of US$1.95 million), see note 29(a). These accounts receivable were determined based on the contractual conditions agreed upon by the parties.

8.     Inventories

(a)	This caption is made up as follows:

	2024	2023
	US$(000)	US$(000)

Finished goods, net	5,200	1,154
Products in process, net	14,334	18,506
Spare parts and supplies, net	60,060	56,867
	79,594	76,527

See related accounting policies in Note 2.4(d).

Notes to the consolidated financial statements (continued)

(b)	The provision for impairment of inventory had the following movements:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Beginning balance	34,762	29,842	30,774
Continuing operations:
Finished and in progress goods, note 21(a) -
Provision	4,049	10,536	7,243
Reversal	(10,536)	(6,685)	(8,314)
	(6,487)	3,851	(1,071)
Spare parts and supplies, note 28(a) -
Provision	27,304	20,478	22,533
Reversal	(25,377)	(19,409)	(22,394)
	1,927	1,069	139
Final balance	30,202	34,762	29,842

In the opinion of Group’s management, the provision for impairment of inventory adequately covers the risk of obsolescence and the net realizable test as of the date of the consolidated statements of financial position.

9.   Prepaid expenses

(a)This caption is made up as follows:

	2024	2023
	US$(000)	US$(000)

Right to use facilities paid in advance (b)	24,996	23,034
Prepaid insurance	13,760	22,325
Deferred costs of works for taxes	1,839	1,477
Other prepaid expenses	141	1,288
	40,736	48,124

Classification by maturity:
Current portion	19,474	25,976
Non-current portion	21,262	22,148
	40,736	48,124

See related accounting policies in Note 2.4(g).

(b)

Corresponds mainly to payments made in advance to Huanza a Orygen (before Enel) for an original amount of US$31,007,190 corresponding to the right to use the capacity of its hydraulic facilities. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

Notes to the consolidated financial statements (continued)

10.   Investments in associates and joint venture

(a)	This caption is made up as follows:

	Share in equity
	2024	2023	2024	2023
	%	%	US$(000)	US$(000)

Associates:
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,436,122	1,416,051
Compañía Minera Coimolache S.A.	40.10	40.10	100,637	99,059
Tinka Resources Ltd.	19.99	19.32	8,616	9,221
			1,545,375	1,524,331
Joint venture (c)			1,851	1,628
Other minor investments			1,166	1,164
			1,548,392	1,527,123

See related accounting policies in Note 2.4(f).

(b)	The table below presents the net share in profit (loss) of investments:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	186,539	152,552	181,221
Compañía Minera Coimolache S.A.	3,999	1,072	(2,493)
Tinka Resources Ltd.	(817)	(1,320)	(2,447)
	189,721	152,304	176,281
Joint venture	126	(79)	(11)
	189,847	152,225	176,270

Notes to the consolidated financial statements (continued)

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is in Uchumayo, Arequipa, Peru.

Key financial data -

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS accounting standards:

	2024	2023
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	1,875,841	1,789,427
Non-current assets	6,158,620	6,141,483
Current liabilities	(527,450)	(460,991)
Non-current liabilities	(723,526)	(789,545)

Equity	6,783,485	6,680,374

Group’s interest	1,328,359	1,308,288
Goodwill	107,763	107,763
	1,436,122	1,416,051

	2024	2023	2022
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:

Sales of goods	4,238,322	4,143,228	3,975,295

Net profit from continued operations	953,177	778,964	925,353

Group’s share in results	186,539	152,552	181,221

The Company has significant influence although it holds less than 20 percent of the voting rights in Cerro Verde.

The Group’s management determined that there was no objective evidence that its investment in Cerro Verde is impaired as of December 31, 2024 and 2023.

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

Notes to the consolidated financial statements (continued)

Key financial data -

The table below presents the key financial data from the financial statements of Coimolache under IFRS accounting standards:

	2024	2023
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	255,331	242,558
Non-current assets	129,851	133,464
Current liabilities	(53,580)	(27,046)
Non-current liabilities	(80,600)	(101,909)

Equity	251,002	247,067

Group’s interest	100,637	99,059

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Sales of goods	119,527	136,949	159,003

Net profit (loss)	9,975	2,673	(6,218)

Group’s share in results	3,999	1,072	(2,493)

The Group’s management determined that there was no objective evidence that its investment in Coimolache is impaired as of December 31, 2024 and 2023.

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

During December 2024, the Company made an additional contribution of US$400,000, increasing its participation to 19.99 percent.

Notes to the consolidated financial statements (continued)

Key financial data -

The table below presents the key financial data from the financial statements of Tinka under IFRS accounting standards in 2024 (financial statements as of September 30, 2024) and in 2023 financial statements as of September 30, 2023):

	2024	2023
	US$(000)	US$(000)
Statements of financial position:
Current assets	1,640	5,591
Non-current assets	50,456	42,475
Current liabilities	(323)	(350)
Equity	51,773	47,716

Group’s interest	8,616	9,221

	2024	2023	2022
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years:
Net loss	(5,363)	(6,832)	(12,666)

Group’s share in results	(817)	(1,320)	(2,447)

For the years 2024, 2023, and 2022, Management has used the latest available financial statements of its associate Tinka, with the difference between the reporting period of the associate and the issuance date of these financial statements being less than 3 months. There have been no significant transactions or events between the reporting date of the associate’s financial statements and the consolidated financial statements as of December 31, 2024, and 2023. The Group’s Management evaluated the indications of impairment and concluded that there was no objective evidence that its investment in Tinka was impaired as of December 31, 2024, and 2023.

The Company has significant influence although it holds less than 20 percent of the voting rights in the associate.

(c)

The Group, through its subsidiary El Brocal, has an interest of 8% in Transportadora Callao S.A., a joint venture whose objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. In May 2014, Transportadora Callao started operations and currently its main activity is the operation of that terminal.

Notes to the consolidated financial statements (continued)

The table below presents the key financial data from the joint venture under IFRS accounting standards:

	2024	2023
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	18,646	17,375
Non-current assets	61,025	67,589
Current liabilities	(14,934)	(12,896)
Non-current liabilities	(41,099)	(50,572)
Equity	23,638	21,496

Group’s interest	1,851	1,628

	2024	2023	2022
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:

Net revenues	27,787	98,270	27,538

Net profit (loss)	1,073	(148)	(137)
Group’s share in results	126	(79)	(11)

(d)	Changes in this caption are as follows:

	2024	2023
	US$(000)	US$(000)

As of January 1,	1,527,123	1,520,977
Net share in profit of associates and joint venture	189,847	152,225
Equity contributions granted and paid, note 32(a)	400	—
Dividends declared and collected, note 32(a)	(168,890)	(147,286)
Unrealized results on investments	—	3
Translation adjustments and other	(88)	1,204
As of December 31,	1,548,392	1,527,123

Notes to the consolidated financial statements (continued)

11.   Property, plant, equipment and development costs

(a)	Below is presented the movement:

	Balance as of						Balance as of						Balance as of
	January 1,				Changes in	Reclassifications	December 31,				Changes in	Reclassifications	December 31,
	2023	Additions	Disposals	Sales	estimations	and transfers	2023	Additions	Disposals	Sales	estimations	and transfers	2024
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Lands	18,765	—	—	—	—	—	18,765	—	—	—	—	—	18,765
Mining concessions	111,590	—	—	—	—	(34,023)	77,567	—	—	(3)	—	(7)	77,557
Development costs	904,683	89,127	(8)	—	—	—	993,802	101,876	—	—	—	1,782	1,097,460
Buildings, constructions and other	1,353,782	—	—	(5,193)	—	27,011	1,375,600	—	—	(313)	—	79,815	1,455,102
Machinery and equipment	874,015	1	(233)	—	—	15,428	889,211	—	(1,466)	(10,567)	—	24,904	902,082
Transportation units	5,657	—	(89)	(761)	—	723	5,530	—	(68)	(483)	—	113	5,092
Furniture and fixtures	11,071	2	(6)	—	—	464	11,531	—	—	(1)	—	1,166	12,696
Units in transit	15,686	36,452	—	—	—	—	52,138	33,521	—	—	—	247	85,906
Work in progress	91,468	139,610	(1,326)	—	—	(43,629)	186,123	242,841	(7,496)	—	—	(100,177)	321,291
Stripping activity asset	190,156	8,953	—	—	—	—	199,109	—	—	—	—	1	199,110
Right-of-use asset (e)	30,944	1,929	—	—	1,055	—	33,928	—	—	—	7,842	(7,842)	33,928
Mine closure costs	310,513	—	—	—	11,879	—	322,392	—	—	—	73,090	(2)	395,480
	3,918,330	276,074	(1,662)	(5,954)	12,934	(34,026)	4,165,696	378,238	(9,030)	(11,367)	80,932	—	4,604,469
Accumulated depreciation and amortization:
Development costs	388,488	23,802	—	—	—	—	412,290	33,236	—	—	—	7,461	452,987
Buildings, construction and other	823,918	55,919	—	—	—	—	879,837	67,469	—	(313)	—	(7,124)	939,869
Machinery and equipment	744,649	37,510	(223)	(4,792)	—	—	777,144	31,398	(938)	(10,541)	—	6,602	803,665
Transportation units	5,172	300	(85)	(744)	—	—	4,643	249	(41)	(483)	—	(141)	4,227
Furniture and fixtures	10,221	457	(6)	—	—	—	10,672	501	—	(1)	—	(303)	10,869
Stripping activity asset	153,928	51,124	—	—	—	—	205,052	—	—	—	—	(5,942)	199,110
Right-of-use asset (e)	18,184	3,988	—	—	—	—	22,172	5,737	—	—	—	(553)	27,356
Mine closure costs	232,030	15,016	—	—	—	—	247,046	18,826	—	—	—	—	265,872
	2,376,590	188,116	(314)	(5,536)	—	—	2,558,856	157,416	(979)	(11,338)	—	—	2,703,955
Provision for impairment of long-lived assets:
Mine closure costs	2,206	—	—	—	—	—	2,206	—	—	—	—	—	2,206
Development costs	3,488	—	—	—	—	—	3,488	—	—	—	—	(3)	3,485
Property, plant and other	851	—	—	—	—	—	851	—	—	—	—	3	854
Machinery and equipment	—	—	—	—	—	—	—	4,184	—	—	—	—	4,184
	6,545	—	—	—	—	—	6,545	4,184	—	—	—	—	10,729

Net cost	1,535,195						1,600,295						1,889,785

(b)	Impairment of long-lived assets

As of December 31, 2024, the Group identified impairment indicators in its mining units Tambomayo, Orcopampa, and La Zanja. The Company assessed and concluded that there is no impairment as a result of the recoverable amount analysis based on the value in use.

As of December 31, 2023, the Group identified impairment indicators in its mining units Uchucchacua, Julcani, Tambomayo, El Brocal, La Zanja, and Río Seco. The Group assessed and concluded that there were no impairment as a result of the recoverable amount analysis based on the value in use.

As of December 31, 2022, the Group identified impairment indicators in its mining units Orcopampa, Uchucchacua, La Zanja, and Río Seco. The Group assessed and concluded that there were no impairment as a result of the recoverable amount analysis based on the value in use in the units of Orcopampa, Uchucchacua, and La Zanja. On the other hand, the Group recognized a recovery for impairment of long-lived assets totaling US$19.9 million in the Río Seco CGU.

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

Estimated prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

As of December 31, 2024 -

	2025	2026-2028
	US$	US$

Gold	2,000 /Oz	2,304 /Oz
Silver	26.00 /Oz	30.00 /Oz
Copper	8,900 /MT	10,175 /MT
Zinc	2,500 /MT	2,721 /MT
Lead	1,900 /MT	2,185 /MT

As of December 31, 2023 -

	2024	2024-2027
	US$	US$

Gold	1,900 /Oz	2,036 /Oz
Silver	23.00 /Oz	27.00 /Oz
Copper	8,500 /MT	10,822 /MT
Zinc	2,600 /MT	3,071 /MT
Lead	2,050 /MT	2,449 /MT

As of December 31, 2022 -

	2024	2024-2026
	US$	US$

Gold	1,750 /Oz	1,735 /Oz
Silver	21.00 /Oz	23.17 /Oz
Copper	7,900 /MT	9,625 /MT
Zinc	3,000 /MT	2,648 /MT
Lead	1,900 /MT	2,181 /MT

(*)OZ= Ounces, MT = Metric Ton.

Notes to the consolidated financial statements (continued)

Discount rate:

In calculating the value in use, as of December 31, 2024, 2023 and 2022 the following discount rates were applied to the cash flows:

	2024	2023	2022
	%	%	%

Uchucchacua	N/A	12.04	12.52
Tambomayo	12.73	12.04	N/A
Julcani	N/A	12.04	N/A
Orcopampa	12.73	N/A	12.52
El Brocal	15.66	14.78	16.58
Rio Seco	N/A	15.06	16.34
La Zanja	15.18	14.18	14.08

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

Residual value: As part of its financial projections to determine the recoverable amount, the Group has estimated and included the value of long-lived assets that could be sold independently at the end of the life of the mine. The estimation of the residual value is carried out by an independent appraiser each year, according to paragraph 53(a) of IAS 36.

(c)

The book value of assets held under finance leases, and assets within the trust equity amounted to US$240.3 million as of December 31, 2024 (US$231.6 million as of December 31, 2023) and is presented within various items of “Property, plant, equipment and development cost” caption. During the years 2024 and 2023, there were no acquisitions of assets under finance lease contracts. The leased assets have been pledged as collateral for the corresponding operations.

(d)	During 2024, 2023 and 2022, no borrowing costs were capitalized.
(e)	Right-of-use assets

The net assets for right-of-use assets maintained by the Group correspond to the following:

	2024	2023
	US$(000)	US$(000)

Buildings	5,150	9,236
Transportation units	1,340	1,117
Machinery and equipment	82	1,403

	6,572	11,756

During 2024, there were no additions nor disposals (additions of US$1.9 million and no disposals were made during 2023).

Notes to the consolidated financial statements (continued)

(f)	Below is the distribution of depreciation expenses of the year:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Cost of sales of goods	149,954	164,543	147,032
Unabsorbed cost due to production stoppage	8	10,420	14,877
Cost of sales of services	2,783	9,037	8,153
Administrative expenses	1,758	2,065	1,886
Property, plant, equipment and development costs	2,400	1,799	1,039
Exploration in non-operating areas	163	98	101
Selling expenses	198	103	93
Other, net	152	51	49
Discontinued operations, note 1(e)	—	—	9

	157,416	188,116	173,239

12.   Other non-financial assets

(a)	Below is presented the movement:

	As of	Additions		As of	Additions		As of
	January 1,	and		December 31,	and		December 31,
	2023	others	Disposals	2023	others	Disposals	2024
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Patents and industrial property (b)	15,216	72	—	15,288	—	—	15,288
Rights-of-use (c)	13,720	3,732	(475)	16,977	—	(4,081)	12,896
Software licenses	10,937	—	—	10,937	6,102	(6,005)	11,034
Goodwill (d)	—	34,023	—	34,023	—	—	34,023

	39,873	37,827	(475)	77,225	6,102	(10,086)	73,241
Accumulated amortization:
Rights-of-use (c)	9,588	980	(274)	10,294	—	(131)	10,163
Software licenses	6,440	672	—	7,112	1,129	(3,998)	4,243

	16,028	1,652	(274)	17,406	1,129	(4,129)	14,406

Cost, net	23,845			59,819			58,835

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

(d)   Corresponds to the higher value paid during the acquisition of the subsidiary El Brocal for US$34,023,000 million from previous years.

The Group conducted an impairment test, based on VIU, in order to assess the recoverable amount of El Brocal, consistent with those assumptions and methods described in Notes 2.4(m) and 11(b). No impairment loss was recognized in respect to such goodwill for the years ended as of December 31, 2024 and 2023.

13.  Bank loans

As of December 31, 2024, and 2023, the Group does not have any bank loan balances.

During the year 2023, the Group obtained bank loans amounting to US$49,000,000 and made amortizations for the same amount in that year (amortizations of US$50,000,000 during the year 2022), settling all its loans by that date.

See related accounting policies in Note 2.4(b)(ii).

Notes to the consolidated financial statements (continued)

14.  Trade and other payables

(a)	This caption is made up as follows:

	2024	2023
	US$(000)	US$(000)

Trade payables (b)
Third parties	294,255	231,661
Related entities, note 32(b)	773	454
	295,028	232,115
Other payables
Remuneration and similar benefits payable	48,975	38,617
Interest payable to third parties	13,915	14,601
Taxes payable	16,256	6,833
Royalties payable to the Peruvian Government	5,275	3,603
Dividends payable (c)	261	567
Related entities, note 32(b)	251	14
Other liabilities	359	2,656
	85,292	66,891

Total trade and other payables	380,320	299,006

Classification by maturity:
Current portion	367,204	293,621
Non-current portion	13,116	5,385

Total trade and other payables	380,320	299,006

Classification by nature:
Financial payables	358,789	288,570
Non-financial payables	21,531	10,436
Total trade and other payables	380,320	299,006

See related accounting policies in Note 2.4 (b)(ii).

(b)

Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

(c)	The movement of dividends payable is presented below:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Beginning balance	567	639	567
Dividends declared and paid, note 17(d) -

Declared dividends to owners of the parent, note 17(d)	18,440	18,542	18,542
Dividends paid to owners of the parent, note 17(d)	(18,440)	(18,542)	(18,542)
Declared dividends to non-controlling shareholders	7,343	1,842	2,647
Dividends paid to non-controlling shareholders	(7,343)	(1,842)	(2,647)
Expired dividends, note 17(c) -	(197)	102	—
Other	(109)	(174)	72

Ending balance	261	567	639

15.   Provisions

(a)	This caption is made up as follows:

	As of			Reclassifications		As of			Reclassifications		As of
	January 1,		Accretion	and		December 31,		Accretion	and		December 31,
	2023	Changes	expense	others	Disbursements	2023	Changes	expense	others	Disbursements	2024
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Closure of mining units and projects (b)	254,247	11,076	12,067	—	(18,024)	259,366	73,090	8,476	(6,642)	(17,372)	316,918
Environmental liabilities	16,261	7,097	—	3,671	(4,763)	22,266	4,062	—	5,133	(6,634)	24,827
Environmental contingencies	8,416	(1,868)	—	97	(2,956)	3,689	2,987	—	—	(1,166)	5,510
Safety contingencies	6,716	(1,702)	—	7	(58)	4,963	(373)	—	—	76	4,666
Labor contingencies	5,131	(1,343)	—	36	—	3,824	643	—	—	(181)	4,286
Tax contingencies	5,005	(2,014)	—	—	—	2,991	(1,043)	—	—	—	1,948
Obligations with communities	2,105	(290)	—	23	—	1,838	(1,048)	—	—	—	790
Other provisions	637	1,126	—	—	—	1,763	(408)	—	—	—	1,355
	298,518	12,082	12,067	3,834	(25,801)	300,700	77,910	8,476	(1,509)	(25,277)	360,300

Classification by maturity:
Current portion	94,171					107,491					53,900
Non-current portion	204,347					193,209					306,400
	298,518					300,700					360,300

See related accounting policies in Note 2.4(n).

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2024	2023
	US$(000)	US$(000)

Beginning balance	259,366	254,247

Additions (reversals) in estimates and reclassifications:
Continuing mining units	65,397	11,879
Discontinued mining units, note 1(e)	555	6,991
Exploration projects, note 28(a)	496	(7,794)
	66,448	11,076
Accretion expense:
Continuing mining units, note 29(a)	7,563	11,249
Exploration projects, note 29(a)	518	589
Discontinued mining units, note 1(e)	395	229
	8,476	12,067

Disbursements	(17,372)	(18,024)

Ending balance	316,918	259,366

Classification by maturity:
Current portion	25,758	80,548
Non-current portion	291,160	178,818

	316,918	259,366

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2025 and 2042. The Group recognizes the provision for closure of mining units and exploration projects based on estimates of studies and activities that meet the environmental regulations in effect and that will be approved by the Ministry of Energy and Mines. The Group recognizes the provision of continued operations which is prepared by independent advisors and provisions related to discontinued operations are based on estimates prepared by internal advisors.

The provision for closure of mining units and exploration projects corresponds mostly to activities that must be carried out for restoring the mining units and areas affected by exploration and production activities. The principal work to be performed correspond to earthworks, re-vegetation efforts and dismantling of the plants. Closure budgets are reviewed regularly to take into account any significant change in the studies conducted. Nevertheless, the closure costs of mining units will depend on the market prices for the closure works required, which would reflect future economic conditions. Also, the time when the disbursements will be made depends on the useful life of the mine.

As of December 31, 2024, the future value of the provision for closure of mining units and exploration projects was US$407 million, which has been discounted using annual risk-free rates from minimum of 2.22 percent to a maximum of 4.17 percent, in a period of 1 to 16 years, obtaining as a result an updated liability amounting to US$316.9 million (as of December 31, 2023, the provision was US$259.4 million). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

As of December 31, 2024, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$186.3 million (US$101.2 million as of December 31, 2023) to secure current mine closure plans of its mining units, exploration projects and environmental liabilities to date.

16.   Financial obligations

(a)	This caption is made up as follow:

	2024	2023
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Bonds (b)-
Senior Notes at 5.50% due 2026 (b)	546,184	544,062

Sociedad Minera El Brocal S.A.A. (e)
Banco de Crédito del Perú – Financial obligation	—	72,852
Debt issuance costs	—	(90)
	—	72,762
Empresa de Generación Huanza S.A. (f)
Banco de Crédito del Perú – Finance lease	73,125	79,436

Lease liabilities (i)
Finance lease	7,473	10,320
Total financial obligations	626,782	706,580

Classification by maturity:
Current portion	9,169	34,219
Non-current portion	617,613	672,361
Total financial obligations	626,782	706,580

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

(c)

On June 27, 2016, Buenaventura entered into a long-term finance contract with seven Peruvian and foreign banks for a principal amount of US$275,000,000. In July of 2018, April 2020, April 2021, May 2021 Buenaventura signed the first, second, third and fourth amendments to the Syndicated Term Loan to modify some terms and conditions including the issue of Notes in accordance with Rule 144A and Regulation S under the Securities Act of 1933.

On January 3, 2022, the Company made a US$100 million prepayment of the syndicated loan and the remaining balance of US$175 million was paid on March 2, 2022. Additionally, the related hedging derivative financial instruments were liquidated.

(d)

The Company maintains credit lines for US$200 million with financial institutions, which are subject to compliance of financial indicators, which will become effective if the Company uses these credit lines. As of December 31, 2024, the Company has not used these lines.

(e)

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

On May 22, 2023, through an addendum to the contract, the annual interest rate of part B was updated to a three-month SOFR plus 2.65%.

During October 2024, El Brocal made the payment of the last installment of part A amounting to US$6,071,000 according to the debt schedule; moreover, it made the prepayment of the full part B amounting to US$48,568,000, paying it in full. Therefore, as of December 31, 2024, El Brocal does not have any financial obligations. Furthermore, the guarantees associated with this loan are in the process of being fully released.

Additionally, as part of the commitments that El Brocal had in relation to this obligation, El Brocal had to meet financial coverage, leverage, and indebtedness indicators, which were met as of December 31, 2023, and until the date of the loan settlement.

Notes to the consolidated financial statements (continued)

(f)

On December 2, 2009, Huanza entered into a finance lease contract with Banco de Crédito del Perú (Trench I)        Likewise, as part of the second addendum, Huanza performed a pre-payment of US$9,191,364 of the pending principal that amounted to US$44,191,000 at that date. The current terms of this contract are detailed below:

Tranche I:

-	Principal: US$35,000,000
-	Annual interest rate: 5.05%.
-	Term: 60 months since May 2, 2022, with final maturity at the end of year 2027.
-	Guarantee: Leased equipment.
-	Amortization: Through 20 fixed quarterly installments and a final installment of US$22,531,250 at the end of the payment term.

On June 30, 2014, Huanza acquired another finance contract with Banco de Crédito del Perú (Tranche II) and through addendums of October 29, 2020 and April 29 of 2022 agreed changes in the terms and conditions. Likewise, as part of the second addendum, Huanza performed a pre-payment of US$13,904,800 of the pending principal that amounted to US$68,905,000 at that date. The current terms of this contract are detailed below:

Tranche II:

-	Principal: US$55,000,000
-	Annual interest rate: 5.05%.
-	Term: 60 months since May 2, 2022 with final maturity in 2027.
-	Guarantee: Leased equipment.
-	Amortization: Through 20 fixed quarterly installments and a final installment of US$35,406,250 at the end of the payment term.

According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-	Debt service coverage ratio: Higher than 1.2.
-	Debt ratio less than 2.20

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

As of December 31, 2024 and 2023, Huanza complied with these commitments, including that related to the channeling of all the cash flows received for commercial income through a collection account.

(g)	The long-term portion of the financial obligations held by the Group matures as follows:

	2024	2023
	US$(000)	US$(000)

Between 1 and 2 years (year 2026/2025)	8,566	101,885
Between 2 and 5 years (2027/2026 – 2029/2028)	610,718	573,892
More than 5 years (2030/2029 - forward)	2,145	2,576
	621,429	678,353
Debt issuance costs	(3,816)	(5,992)

	617,613	672,361

(h)	Below is presented the movement of the debt excluding interest:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Beginning balance	706,580	738,534	1,057,975
Bonds -
Amortization of debt issuance costs in results, note 29(a)	2,122	2,082	1,963

Financial obligations -
Payments	(79,602)	(31,034)	(323,057)
Reversal of the amortized cost of the syndicated loan, note 29(a)	—	(85)	(8,855)
Amortization of debt issuance costs in results, note 29(a)	700	155	2,820
Effect of amortized cost, note 29(a)	—	—	515

Lease obligations -
Additions	497	1,137	11,712
Accretion expense, note 29(a)	623	266	99
Payments	(4,138)	(4,475)	(4,638)
Final balance	626,782	706,580	738,534

Notes to the consolidated financial statements (continued)

(i)	Lease liabilities related to the right of use asset are as follows:

	2024	2023
	US$(000)	US$(000)

Buildings (j)	6,101	7,412
Transportation units (i)	565	1,877
Machinery and equipment	807	1,031

	7,473	10,320
Classification by maturity:
Current portion	1,819	2,087
Non-current portion	5,654	8,233
	7,473	10,320

Lease payments are presented in the consolidated statements of cash flows in “Lease payments” caption as part of the financing activities. Interest’s expense related to the lease liabilities for the years 2024, 2023 and 2022 is presented in the “Financial costs” caption, note 29(a).

Lease liabilities related to buildings mainly correspond to a lease contract entered by Buenaventura on its administrative offices in Lima located in Las Begonias Street N°415, San Isidro, Lima, Peru, with a lease term of 10 years since the year 2013 and fixed payments. The Group has the option to lease the assets for two additional terms of 5 years each. During September 2023, the Group extended the contract up to September 20, 2032.

The minimum future rents payable as of December 31, 2024 and 2023 are as follows:

	2024	2023
	US$(000)	US$(000)

Less than 1 year (2025)	864	2,281
Between 1 and 5 years (2026-2029)	4,724	5,076
More than 5 years (2023 - forward)	1,822	4,238
	7,410	11,595

17.   Equity

(a)	Capital stock -

The Group’s share capital is stated in soles and consisted of authorized, fully paid and voting common shares with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock. As of December 31, 2024 and 2023:

	Number of	Capital	Capital
	shares	stock	stock
		S/(000)	US$(000)

Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/51 per share as of December 31, 2024 (S/54 per share as of December 31, 2023). These shares present trading frequencies of 20% and 50% in 2024 and 2023, respectively.

Notes to the consolidated financial statements (continued)

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividend’s distribution. The table below presents the composition of the investment shares as of December 31, 2024 and 2023:

	Number of
	shares	2024	2023
		S/(000)	US$(000)

Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)
	271,677	2,717	791

The market value of the investment shares amounted to S/16.00 per share as of December 31, 2024 and 2023. These shares did not have a trading frequency in 2024 and 2023.

(c)	Legal reserve -

The Peruvian Corporations Law requires that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20% of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to replenish it.

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$167,000 and US$102,000 in the years 2024 and 2023, respectively as a result of the expired dividends. During 2022, there were no increases in the legal reserve as a result of the expired dividends. According to the General Corporate Law, dividends expire ten years after the payment due.

(d)	Dividends declared and paid -

During years 2021 no distribution of dividends was made. The table below presents the dividends declared and paid in 2024, 2023 and 2022:

		Dividends
		declared and	Dividend
Meetings	Date	paid	per share
		US$(000)	US$

2024 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	20,011	0.073
Less - Dividends of treasury shares		(1,571)
		18,440

2023 Dividends
Mandatory Annual Shareholders’ Meeting	March 31	20,067	0.073
Less - Dividends of treasury shares		(1,525)
		18,542

2022 Dividends
Mandatory Annual Shareholders’ Meeting	March 31	20,067	0.073
Less - Dividends of treasury shares		(1,525)
		18,542

According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

Notes to the consolidated financial statements (continued)

Dividends declared corresponding to non-controlling interest were US$7,343,000, US$1,607,000 and US$2,647,000 for the years 2024, 2023 and 2022, respectively.

(e)	Basic and diluted profit (loss) per share -

Profit (loss) per share is calculated by dividing net profit (loss) for the period by the weighted average number of shares outstanding during the year. The calculation of profit (loss) per share attributable to the equity holders of the parent for the periods ended December 31 2024, 2023 and 2022 is presented below:

	2024	2023	2022

Profit (loss) for the year (numerator) - US$	402,689,000	19,855,000	602,550,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	1.59	0.08	2.372

The calculation of profit (loss) per share from continuing operations attributable to the equity holders of the parent is presented below:

	2024	2023	2022

Profit for the year (numerator) - US$	417,265,000	39,530,000	124,388,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit (loss) per basic share and diluted - US$	1.64	0.16	0.49

The calculation of profit (loss) per share from discontinuing operations attributable to the equity holders of the parent is presented below:

	2024	2023	2022

(Loss) Profit for the year (numerator) - US$	(1,022,000)	(6,848,000)	478,547,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
(Loss) Profit per basic share and diluted - US$	(0.00)	(0.03)	1.88

Common and investment shares outstanding at the close of the years 2024, 2023 and 2022 was 253,986,867.

In accordance with the Income Tax Law, the Company is subject to a tax of 5% of the income tax is established on dividends or any other form of distribution of profits.

Notes to the consolidated financial statements (continued)

18.   Subsidiaries with material non-controlling interest

(a)	Financial information of the main subsidiaries that have material non-controlling interest are provided below:

	Country of
	incorporation
	and operation	2024	2023	2022
		%	%	%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57	38.57	38.57
Apu Coropuna S.R.L.	Peru	30.00	30.00	30.00

	2024	2023	2022
	US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	169,178	162,863	154,175
Apu Coropuna S.R.L.	(166)	(112)	(84)
	169,012	162,751	154,091
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	13,628	12,855	239
Minera La Zanja S.R.L.	(54)	(28)	(149)
Other minors	—	—	295
	13,574	12,827	385

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

	Statements of financial position
	As of December 31, 2024		As of December 31, 2023
	Sociedad	Apu	Sociedad	Apu
	Minera El	Coropuna	Minera El	Coropuna
	Brocal S.A.A.	S.R.L.	Brocal S.A.A.	S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	213,843	178	230,761	355
Non-current assets	467,333	10	452,549	6
Current liabilities	(117,158)	—	(182,902)	—
Non-current liabilities	(148,006)	(740)	(101,917)	(735)

Equity	416,012	(552)	398,491	(374)

Attributable to:
Shareholders of the Group	246,834	(386)	235,628	(262)
Non-controlling interests	169,178	(166)	162,863	(112)

	416,012	(552)	398,491	(374)

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the years 2024, 2023 and 2022:

	Sociedad
	Minera El	Apu
	Brocal	Coropuna
	S.A.A.	S.R.L.
	US$(000)	US$(000)
Year 2024 -
Revenues	437,884	—
Profit (loss) for the year	35,333	(178)
Attributable to non-controlling interests	13,628	(54)

Year 2023 -
Revenues	432,616	—
Profit (loss) for the year	31,454	(93)
Attributable to non-controlling interests	12,855	(28)

Year 2022 -
Revenues	400,994	—
Profit (loss) for the year	362	(496)
Attributable to non-controlling interests	239	(149)

19.   Tax situation

(a)	Current tax regime -

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

On July 4, 2024, Law 32089 was published, in which Peruvian Congress delegates to the Executive Branch the power to legislate for a period of 90 days on economic, tax, and financial reactivation matters. The most important regulation is related to a special tax debt installment regime. Indeed, on August 30, 2024, Legislative Decree 1634 was published, approving the Special Installment Regime for Tax Debts managed by SUNAT, as follows:

i)	It applies to debts due until December 31, 2023, contained in determination resolutions, payment orders, and fine resolutions.
ii)

The benefit consists of applying a discount bonus on the debt interest, the fine, and their respective interests. The discount bonus will not apply to the tax amount. The bonus amount depends on the payment method:

a)	Cash on hand, with a discount bonus from 100% to 50% depending on the debt amount,

Notes to the consolidated financial statements (continued)

b)	Summary payment, one installment of 25% and three additional installments/applying a bonus from 100% to 50% depending on the debt amount, and
c)	Installment payment up to 72 installments: initial 10% and discount bonus between 90% and 30%.
iii)	The application can be submitted until December 20, 2024.
iv)	In case the debts are disputed (in litigation) before SUNAT, the Tax Court, and the Judiciary (including amparos), it will be understood that the taxpayer waives such disputes.

Finally, the Second Final Complementary Provision of Law No. 32220, effective from December 30, 2024, provides that the application for the Special Installment Regime can be made from its effective date, December 30, 2024, until February 28, 2025.

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group in the following 4 years, subsequent to the filing of the income tax report. The Income Tax and Value Added Tax (VAT) returns for the following years are open to review by the Tax Authorities:

Years open to review by the
Entity	Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2022, 2023 and 2024
Compañía Minera Condesa S.A.	2019,2021-2024
Compañía Minera Colquirrumi S.A.	2019-2024
Consorcio Energético de Huancavelica S.A.	2019-2024
El Molle Verde S.A.C.	2019-2024
Empresa de Generación Huanza S.A.	2019,2021-2024
Inversiones Colquijirca S.A.	2019-2024
Minera La Zanja S.R.L.	2019,2020-2022-2024
Sociedad Minera El Brocal S.A.A.	2019-2020, 2022-2024
Procesadora Industrial Río Seco S. A.	2019,2021-2024
Apu Coropuna S.R.L.	2019-2024
Cerro Hablador S. A. C.	2019-2024
Minera Azola S. R. L.	2019-2024

As of the date of issuance of these consolidated financial statements, Buenaventura is being audited by the Tax Administration for income tax for the taxable year of 2019, 2020 and 2021.

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In the opinion of Management and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2024 and 2023.

The open tax process of the Group and its associates are described in note 31(d).

Notes to the consolidated financial statements (continued)

(c)	Tax-loss carryforwards -

As of December 31, 2024 and 2023, the tax-loss carryforward determined by the Group amounts to approximately S/3,024,827,000 and S/3,421,427,000, respectively (equivalent to US$802,341,000 and US$907,540,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses against future net taxable income subject to an annual cap equivalent to 50% of net taxable income.

The Group recognized a deferred income tax asset related to the tax-loss carryforward of those entities where it is probable that a carryforward can be used to offset future taxable profits. See note 30.

(d)Transfer pricing –

For purposes of determining its income tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. The tax administration can request this information based on analysis of the Group’s operations. The Group’s management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2024 and 2023.

20.   Sales

(a)

The Group’s sales are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Revenues by geographic region:
Metal and concentrates sales -
Peru	792,883	530,103	533,765
America - other than Peru	206,721	169,239	178,724
Asia	58,344	59,308	36,796
Europe	96,029	55,107	33,412
	1,153,977	813,757	782,697
Services -
Peru	7,015	12,884	22,095
America - other than Peru	—	—	127
	7,015	12,884	22,222
Royalties -
Peru	—	—	1,381

	1,160,992	826,641	806,300

Notes to the consolidated financial statements (continued)

Revenues by type of good or services:
Sales by metal -
Copper	483,547	466,558	367,278
Gold	326,742	279,731	299,747
Silver	415,399	196,340	157,923
Zinc	63,125	46,620	107,486
Lead	33,779	21,401	32,951
Manganese sulfate	3,658	—	361
Antimony	—	—	28
	1,326,250	1,010,650	965,774
Commercial deductions, note 2.4(q)	(172,273)	(196,893)	(183,077)
Sales of goods, note 20(b)	1,153,977	813,757	782,697
Sales of services, note 20(b)	7,015	12,884	22,222
Royalties income, note 20(b)	—	—	1,381
Total revenue from contracts with customers	1,160,992	826,641	806,300

Revenues by type of recognition:
Goods transferred at a point in time	1,153,977	813,757	782,697
Services transferred over time	7,015	12,884	22,222
Royalties at a point of time	—	—	1,381
	1,160,992	826,641	806,300

See related accounting policies in Note 2.4(p).

(b)	Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the consolidated statement of profit or loss:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Contracts with customers for sale of goods (a)	1,153,977	813,757	782,697
Hedge operations, note 34(a)	—	6,056	12,774
Adjustments to prior period liquidations	1,652	(450)	(920)
Fair value of accounts receivables	(8,039)	(8,402)	6,648
Sale of goods	1,147,590	810,961	801,199
Sale of services, note 20(a)	7,015	12,884	22,222
Royalty income, note 20(a)	—	—	1,381

	1,154,605	823,845	824,802

See related accounting policies in Note 2.4 (p).

(c)	Performance obligations -

The performance obligation of the sale of goods is satisfied upon delivery of the goods and payment is generally due within 5 to 60 days from delivery. Performance obligation of services is satisfied over-time and payment is generally due upon completion and acceptance of service.

Notes to the consolidated financial statements (continued)

(d)	Concentration of sales -

In 2024, the 4 customers with sales of more than 10% of total sales represented 41%, 18%, 14% and 10% from the total sales of Group (4 clients represented 29%, 20%, 19% and 12% from the total sales of Group during the year 2023 and 4 clients represented 32%, 23%, 22% and 10% during the year 2022). As December 31, 2024, 82% of the accounts receivable correspond to these customers (79% as of December 31, 2023). These customers are related to the mining business.

The Group’s sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these customers have long-term sales contracts with the Group that guarantee supplying them the production from the Group’s mines.

21.   Cost of sales of goods and services, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	18,748	22,667	30,031

Cost of production
Services provided by third parties	239,804	166,227	185,028
Direct labor	106,022	77,781	67,704
Consumption of materials and supplies	104,063	93,407	94,929
Short-term and low-value leases	39,747	26,794	29,329
Maintenance and repair	22,903	21,601	21,099
Insurance	20,823	16,946	16,118
Electricity and water	14,707	28,729	21,510
Transport	11,763	13,589	13,528
Other	14,912	4,510	6,404
Provision (reversal) for impairment of finished goods and product in progress, note 8(b)	(6,487)	3,851	(1,071)
Total cost of production	568,257	453,435	454,578
Final balance of finished goods and products in process	(18,523)	(18,748)	(33,624)
Write – off of products in process	—	—	10,957
Final balance of finished goods and products in process, net of depreciation and amortization	(18,523)	(18,748)	(22,667)
Cost of sales of goods, without considering depreciation and amortization	568,482	457,354	461,942

See related accounting policies in Note 2.4(x).

Notes to the consolidated financial statements (continued)

22.   Unabsorbed cost due to production stoppage

This caption is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Services provided by third parties	1,528	5,654	7,608
Short-term and low-value lease	434	644	1,180
Electricity and water	98	1,741	2,510
Consumption of materials and supplies	50	917	1,155
Transport	17	316	301
Insurances	—	2,782	867
Direct labor	—	6,144	6,505
Maintenance and repairment	—	606	330
Rights	—	590	1,285
Mining easement	—	177	214
Others	8	322	1,103

	2,135	19,893	23,058

During the year 2024, the unabsorbed cost due to production stoppage correspond to El Brocal, due to the temporary suspension of the operations of the Open North pit (Uchucchacua and Río Seco mining units in the years 2023 and 2022), see note 1(b).

23.  Exploration in operating units

This caption is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	549	988	2,036

Cost of exploration in operating units

Services provided by third parties	35,667	35,785	51,912
Consumption of materials and supplies	4,223	2,694	4,502
Direct labor	3,244	6,357	7,097
Short-term and low-value lease	3,097	1,791	5,016
Electricity and water	338	237	72
Transport	108	720	470
Maintenance and repair	40	66	211
Purchase of land	—	—	10,066
Other exploration rights	4,326	1,140	402
Total exploration in operating units	51,043	48,790	79,748
Final balance of finished goods and products in process	(708)	(549)	(1,408)
Write – off of products in process	—	—	420
Final balance of finished goods and products in process, net of depreciation and amortization	(708)	(549)	(988)
	50,884	49,229	80,796

See related accounting policies in Note 2.4(k).

Notes to the consolidated financial statements (continued)

24.  Mining royalties

This caption is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., note 31(b)	15,831	12,832	11,053
Royalties paid to the Peruvian State	4,115	6,007	6,680
	19,946	18,839	17,733

See related accounting policies in Note 2.4(s).

25.  Administrative expenses

This caption is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Personnel expenses	32,511	34,356	32,697
Professional fees	5,057	9,907	10,920
Sundry charges	5,003	8,915	9,070
Board of Directors’ compensation	4,415	2,223	3,873
Software licenses	3,063	—	1,420
Depreciation and amortization	2,428	1,998	2,460
Short-term and low-value lease	2,040	2,021	1,554
Insurance	1,699	1,326	1,302
Subscriptions and quotes	1,416	1,469	1,366
Transport	633	673	525
Canons and tributes	398	541	447
Maintenance and repairs	342	712	546
Others	2,335	5,042	1,548
	61,340	69,183	67,728

See related accounting policies in Note 2.4(x).

26.  Selling expenses

This caption is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Transportation services	17,343	12,596	13,778
Shipping services and expenses	3,704	2,719	2,272
Canons and tributes	2,784	2,146	2,496
Laboratory analysis and tests	965	437	401
Personnel expenses	631	699	604
Other	341	795	671
	25,768	19,392	20,222

See related accounting policies in Note 2.4(x).

Notes to the consolidated financial statements (continued)

27.  Exploration in non-operating areas

This caption is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Services provided by third parties	12,069	6,640	6,324
Personnel expenses	3,110	2,982	2,898
Consumption of materials and supplies	1,359	698	467
Laboratory analysis and tests	1,347	376	862
Land	1,091	982	1,190
Short-term and low-value lease	826	368	917
Professional fees	815	386	557
Transport	242	244	173
Other	1,001	776	864
	21,860	13,452	14,252

See related accounting policies in Note 2.4(k).

Notes to the consolidated financial statements (continued)

28.  Other, net

(a)	This caption is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Other income
Income from the sale of the investment in S.M.R.L Chaupiloma Dos de Cajamarca (note 1(d) ii))	210,000	—	—
Income from the sale of the investment in Contacto Corredores de Seguro S.A., (e)	—	41,523	—
Sale of parts and supplies to third parties	38,074	30,611	44,392
Reversal for impairment of spare parts and supplies, note 8(b)	25,377	19,409	22,394
Income from transfer of ownership of mining rights,(f)	6,637	9,843	8,455
Changes in the provision for exploration projects, note 15(b)	—	7,794	—
Sales of services to third parties	4,296	3,049	2,277
Income from previous years	3,889	4,528	3,218
Sale of parts and supplies to related parties, note 32(a)	364	1,104	179
Sale of assets to third parties	3,178	632	791
Additional income from sale of BISA, performed in year 2018	534	245	1,577
Insurance recovery	226	—	881
Changes in provision for mine closure	—	—	302
Changes in provision for environmental liabilities	—	—	228
Income from dividends in other investments	1,150	—	205
Others	1,354	1,083	976
	295,079	119,821	85,875
Other expenses
Cost of sales of spare parts, supplies and goods to third parties	(38,869)	(34,601)	(45,520)
Provision for impairment of spare parts and supplies, note 8(b)	(27,304)	(20,478)	(22,533)
Liability related to the tax claim for the years 2009-2010, note 31(d)	—	(9,598)	—
Changes in environmental liabilities provision (c)	(4,062)	(9,019)	—
Administrative fines of environmental and security contingencies (d)	(2,398)	(6,528)	(569)
Personnel expenses	(2,073)	(4,951)	(379)
Sale of Contacto Corredores de Seguros S.A investment (e)	(4,807)	(2,889)	—
Cost of sales of services to third parties	(2,128)	(2,888)	(6,591)
Disposals of informatic assets – SAP R3	(2,008)	—	—
Write-off of property, machinery and equipment, note 11(a)	(8,051)	(1,348)	(3,924)
Disposal cost of the sale of Minera Julcani S.A. de C.V.	—	(690)	—
Expenses from previous years	(648)	(700)	(1,296)
Cost of disposals of property, machinery and equipment, note 11(a)	(29)	(418)	(13)
Disposal cost of the sale of shares of Chaupiloma	(1,100)	—	—
Net loss from contractual assignment transfer	—	—	(2,000)
Fines and interest related to contingencies	—	—	(1,612)
Changes in provisions for exploration projects, note 15(b)	(496)	—	(13,631)
Allowance for expected credit losses, note 7(h)	—	—	(253)
Write-off of account receivable for tax claim, note 31(d)	—	—	(2,322)
Impairment provision, note 11(a)	(4,184)	—	—
Other	(990)	(740)	(317)
	(99,147)	(94,848)	(100,960)
	195,932	24,973	(15,085)

See related accounting policies in Note 2.4(x).

Notes to the consolidated financial statements (continued)

(b)	During 2024, 2023 and 2022, there were no collections related to indemnity for the insurance claim.
(c)

In 2024, it mainly includes the provision for closing environmental liabilities of El Brocal (San Gregorio) for US$1,054,000 and an update of the provision for environmental liabilities for Minera La Zanja for US$959,000. In 2023, the expense for closing environmental liabilities corresponds mainly to El Brocal (Santa Bárbara and Delta Ulpamayo) for US$4,254,000.

(d)

Corresponds mainly to environmental fines charged to the subsidiary El Brocal by the Environmental Assessment and Audit Organism (OEFA by its acronym in Spanish) related with the inspections performed per expedient of the years 2017, 2019 and 2021.

(e)

On November 2, 2023, Buenaventura and Howden HoldCo Perú S.A.C. (Howden) signed a contract for the sale of shares of Contacto Corredores de Seguros S.A. (Contacto), recognizing an income of US$41.5 million and a disposal cost of US$2.9 million. Likewise, on the sale date, US$27 million was collected, leaving an outstanding balance, which was presented in trade receivables and other receivables caption (Note 7 (i)). Furthermore, according to the contract, in 2024 the final price was determined, and Buenaventura recognized US$4.8 million in profit and loss from this update.

(f)

This corresponds to the income received by the subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca (hereinafter “Chaupiloma”) from Minera Yanacocha S.R.L corresponding to a percentage of the production sold by Yanacocha, by virtue of the concession transfer contract signed by Chaupiloma with Minera Yanacocha S.R.L in 2022. As a result of the sale of the subsidiary Chaupiloma (Note 1 (d) ii), this income was received only until June 2024.

Notes to the consolidated financial statements (continued)

29.   Finance costs and finance income

(a)	This caption is made up as follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Finance revenues:
Interest on time deposits	9,998	7,795	3,521
Interests on third party loans	662	800	449
Interest on tax claims	263	—	—
Interest on loans to related parties, note 32(a)	21	23	94
Interest from financial instruments	—	85	74
Other finance revenues	985	—	565
	11,929	8,703	4,703
Reversal of the amortized cost of the syndicated loan, note 16(g)	—	85	8,855
Unrealized change of the fair value related to contingent consideration liability (b)	—	—	813
Accrual of other account receivable	599	269	72
Total finance revenues	12,528	9,057	14,443

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Finance costs:
Interest related to the liability resulting from the tax claim of the years 2009-2010	—	58,454	—
Interest related to senior notes	30,250	30,250	31,771
Interest on borrowings and loans	7,276	9,044	10,865
Interest related to payments to the tax administration related to year 2014, note 31(d)	3,003	—	—
Bonds non-domiciled interest	1,902	—	—
Settlement of hedging financial instruments, note 34(b)	—	—	818
Tax on financial transactions	186	500	189
Interest of loans with third parties	—	—	26
	42,617	98,248	43,669
Fair value variation of the financial liability of the contingent consideration liability (b)	6,657	4,709	—
Accretion expense for mine closure and exploration projects, note 15(b)	8,081	11,838	5,070
Amortized cost of financial obligations, note 16(g)	700	155	2,820
Accrual of costs for bond issuance, note 16(g)	2,122	2,082	1,963
Structuring costs related to the credit line of US$200M	2,062	—	—
Amortized cost of financial obligations, note 16(g)	—	—	515
Update of the accounts receivable from Howden Hodco Perú, notes 1(d) and 7(i)	—	1,956	—
Accretion expense for leases related to right-in-use assets, note 16(g)	623	266	99
Other financial cots	2,535	—	—
	65,397	119,254	54,136

(b)	Contingent consideration -

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (hereinafter “Gold Fields”) 51% of the voting shares of Canteras del Hallazgo S.A.C., which represent the whole interest of Gold Fields in the equity of such entity.

Notes to the consolidated financial statements (continued)

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

As of December 31, 2024 and 2023, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2024 and 2023 reflects this assumption and changes in metal prices.

(c)	A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Beginning balance	21,614	16,905	17,718

Changes in the fair value through profit or loss	6,657	4,709	(813)
Ending balance	28,271	21,614	16,905

Significant unobservable valuation inputs are provided below:

	2024	2023

Annual average of future sales of mineral (US$000)	275,865	224,288
Useful life of mining properties	14	14
Pre-tax discount rate (%)	12.73	12.04

The Group has the preferential right of acquisition of the royalty in case Gold Fields decides to sell it.

Notes to the consolidated financial statements (continued)

30.   Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

			Credit (debit) to				Credit (debit) to
			consolidated				consolidated
		Credit (debit) to	statements of			Credit (debit) to	statements of
	As of	consolidated	other		As of	consolidated	other	As of
	January 1,	statement of profit	comprehensive		December 31,	statement of profit	comprehensive	December 31,
	2023	or loss	income	Others	2023	or loss	income	2024
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset for income tax
Tax - loss carryforwards	189,959	11	—	—	189,970	(40,268)	—	149,702
Difference in depreciation and amortization rates	42,792	1,633	—	—	44,425	6,562	—	50,987
Provision for closure of mining units, net	28,691	3,887	—	—	32,578	(3,573)	—	29,005
Provision for impairment of value of inventory	8,754	1,831	—	—	10,585	(1,270)	—	9,315
Contingent consideration liability	4,999	1,392	—	—	6,391	2,003	—	8,394
Provision for bonuses to employees and officers	2,972	(494)	—	—	2,478	(593)	—	1,885
Impairment loss of long-lived assets provision	1,930	—	—	—	1,930	—	—	1,930
Contractors claims provisions	1,136	(765)	—	—	371	1,020	—	1,391
Other	11,698	(1,065)	—	—	10,633	4,818	211	15,662
	292,931	6,430	—	—	299,361	(31,301)	211	268,271
Deferred assets for mining royalties and special mining tax	51	(42)	—	—	9	(10)	1	—

Total deferred asset	292,982	6,388	—	—	299,370	(31,311)	212	268,271

Deferred liability for income tax
Effect of translation into U.S. dollars	(58,871)	11,222	—	—	(47,649)	(7,833)	—	(55,482)
Differences in amortization rates for development costs	(65,960)	(9,148)	—	—	(75,108)	(11,230)	—	(86,338)
Difference in depreciation and amortization rates	(59,622)	14,355	—	—	(45,267)	1,541	—	(43,726)
Fair value of mining concessions	(14,898)	6	—	—	(14,892)	—	—	(14,892)
Withdrawal of the sale of Contacto Corredores de Seguros S.A. investment	—	—	—	(1,220)	(1,220)	1,220	—	—
Other	(17,087)	3,328	—	—	(13,759)	(5,590)	—	(19,349)
	(216,438)	19,763	—	(1,220)	(197,895)	(21,892)	—	(219,787)

Derivative financial instruments	(2,608)	—	2,608	—	—	—	—	—
	(219,046)	19,763	2,608	(1,220)	(197,895)	(21,892)	—	(219,787)
Deferred liability for mining royalties and special mining tax	(187)	161	—	—	(26)	155	—	129

Total deferred liability	(219,233)	19,924	2,608	(1,220)	(197,921)	(21,737)	—	(219,658)

Deferred income tax asset, net	73,749	26,312	2,608	(1,220)	101,449	(53,048)	212	48,613

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2024	2023
	US$(000)	US$(000)

Deferred income tax asset, net	91,677	131,863
Deferred income tax liability, net	(43,064)	(30,414)

	48,613	101,449

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2024, 2023 and 2022:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Income tax expense
Current	(88,485)	(63,782)	(12,091)
Deferred	(53,203)	26,193	15,449
	(141,688)	(37,589)	3,358
Mining Royalties and Special Mining Tax
Current	(14,631)	(5,524)	(3,542)
Deferred	155	119	143
	(14,476)	(5,405)	(3,399)

Total income tax	(156,164)	(42,994)	(41)

Notes to the consolidated financial statements (continued)

(d)	Below is a reconciliation of income tax expense and the accounting profit before income tax multiplied by the statutory tax rate for the years 2024, 2023 and 2022:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Profit before income tax	573,449	82,524	124,429
Profit (loss) from discontinued operations before income tax	(1,022)	(6,848)	564,708

Profit before income tax	572,427	75,676	689,137

Theoretical income tax expense	(168,866)	(22,324)	(203,295)

Permanent items and others:
Share in the results of associates and joint venture (e)	56,005	44,906	52,000
Effect of translation into U.S. dollars	(7,794)	11,222	20,153
Exchange rate effect of permanent items	(7,463)	(15,821)	(14,051)
Liability related to the tax claim of the years 2009-2010, note 31(d)	—	(20,075)	—
Other claim penalties	(430)	—	—
Non-deductible work-in-process write – off	—	—	(4,839)
Income tax from previous years	(2,328)	—	(1,982)
Mining royalties and special mining tax	(1,240)	(554)	(837)
Investment in associate available for sale	—	—	83,192
Non-deductible expenses	58	10,928	(13,144)
Non-deductible deferred tax for striping cost	(6,289)	—	—
Income tax (expense) benefit	(138,347)	8,282	(82,803)
Higher income tax paid by order of the Tax Administration for the year 2014	(3,823)	—	—
Income tax of tax claim, note 31(d)	—	(45,126)	—
Mining Royalties and Special Mining Tax	(13,994)	(6,150)	(3,399)
Total income tax expense	(156,164)	(42,994)	(86,202)

Income tax from continuing operations	(156,164)	(42,994)	(41)
Income tax from discontinued operations	—	—	(86,161)
	(156,164)	(42,994)	(86,202)

(e)	Related to the investment in associates, the Group has not recognized a deferred income tax asset of US$56 million as of December 31, 2024, originated by the difference between the financial and taxable basis of these investments (US$44.9 million and US$52 million as of December 31, 2023 and 2022, respectively). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

(f)	As December 31, 2024, the Group maintains an asset for current income taxes of US$5,900,000 (US$4,257,000 current portion and US$1,643,000 non-current portion) and a liability for current income taxes of US$49,465,000. As December 31, 2023, the Group maintained an asset and liability for income taxes of US$17,059,000 (US$15,150,000 current portion and US$1,909,000 non-current portion) and a current income tax liability of US$6,274,000.

Notes to the consolidated financial statements (continued)

31.  Commitments and contingencies

Commitments

(a)	Environmental -

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

The possible environmental, labor, safety, and communities’ contingencies amount to US$15.2 million and US$14.3 million as of December 31, 2024 and 2023, respectively. The possible tax contingencies amount to US$1.9 million and US$2.9 million as of December 31, 2024 and 2023, respectively, see note 31(d).

(d)	Open tax procedures –

Buenaventura SAA –

Fiscal years 2007 and 2008

During the years 2012 to 2014, the Tax Administration (SUNAT) reviewed the income tax for the fiscal years 2007 and 2008. As a result, deductions of S/1,056,310,000 (equivalent to US$280,188,000) in fiscal year 2007 and S/1,530,985,000 (equivalent to US$406,097,000) were not considered deductible in fiscal year 2008. The main unrecognized deduction is the payment made by the Company for the elimination of the price component of its commercial contracts for physical gold deliveries.

In November 2018, the Tax Court (second administrative instance) resolved the appeal files by not recognizing the physical delivery contracts and the contractual obligation, considering that the payments correspond to an early financial settlement of Derivative Financial Instrument Contracts and that the Company had not demonstrated the hedging purpose and the covered risks.

In November 2020, SUNAT notified the Company of the initiation of coercive collection of the debt amounting to S/1,567,297,000 (equivalent to US$415,729,000), composed of S/192,049,000 (equivalent to US$50,941,000) in income tax and S/1,375,248,000 (equivalent to US$364,787,000) in interest and fines.

Notes to the consolidated financial statements (continued)

The Company made forced payments during the months of November and December 2020 amounting to S/72,065,000 (equivalent to US$19,176,000), which are recorded under “Trade and other receivables,” note 7(c).

On July 30, 2021, the Company paid the full amount of the tax debt related to the 2007 and 2008 tax processes for a total amount of S/1,584,227,000 (equivalent to US$420,219,000). The amount of S/1,579,716,000 (equivalent to US$420,361,000), net of the accepted observations by the Company, is recorded under “Trade and other receivables,” see note 7(c), based on the opinion of legal advisors who indicate that there are elements to obtain a favorable outcome in judicial instances.

On December 19, 2018, the Company and its sponsoring lawyers filed administrative contentious lawsuits before the Judiciary regarding the controversy of the 2007 and 2008 fiscal years.

The Court declared the lawsuit for fiscal year 2007 unfounded, which was confirmed by the Superior Court. On December 21, 2022, the Company and its sponsoring lawyers filed a cassation appeal requesting the annulment of the Seventh Chamber’s ruling and ordering the issuance of a new ruling without infringing the right to due motivation of judicial resolutions and the principles of reasoned appreciation and joint evaluation of evidence. On March 6, 2024, the Supreme Court notified the cassation ruling declaring the cassation appeal filed by the Company unfounded.

On April 19, 2024, the Company and its sponsoring lawyers filed an amparo lawsuit requesting the annulment of the cassation ruling for violation of constitutional principles and rights; the principle of retroactivity of the law and the principle of legal certainty and legality, and as a successive petition, ordering the Supreme Court to issue a new ruling without incurring the alleged grievances.

On June 14, 2024, the Constitutional Chamber of the Superior Court of Justice declared the amparo lawsuit inadmissible. On August 21, 2024, the sponsoring lawyers appealed this ruling, and the file was elevated to the Supreme Court as the appellate body.

Management and sponsoring lawyers consider that the probability of obtaining a favorable outcome in the amparo lawsuit before the Constitutional Court and eventual compliance by the Supreme Court is higher than 50%.

The lawsuit related to fiscal year 2008 is pending resolution in the first instance, in the Twenty-Second Administrative Contentious Court.

Fiscal years 2009 and 2010

During the year 2015, SUNAT reviewed the income tax for the fiscal years 2009 and 2010. As a result of this audit, the Company declared deductions of S/76,023,000 (equivalent to US$20,165,000) and the compensation of carryforward tax losses of S/561,758,000 (equivalent to US$149,007,000) were not considered deductible.

In December 2018, the Tax Court (second administrative instance) resolved the appeal files confirming adjustments of S/66,623,000 (equivalent to US$17,672,000) mainly related to the provision of expected credit losses not recognized as an expense and unsupported income, improperly deducted, and the derecognition of the compensation of tax losses from previous years.

On December 20, 2019, SUNAT executed the forced collection of the debt related to the advance payments from January to December 2009 and January to February 2010 amounting to S/120,262,000 (equivalent to US$32,002,000). In the opinion of the Company’s legal advisors, favorable results should be obtained in the judicial process that has been initiated, so it has been recorded under “Trade and other receivables,” see note 7(c).

On December 4, 2020, the Tax Court confirmed the re-liquidation of the tax debt determined by SUNAT for the fiscal year 2010. The Company made forced payments in December 2020 amounting to S/1,800,000 (equivalent to US$479,000).

Notes to the consolidated financial statements (continued)

On July 30, 2021, the Company paid the full amount of the tax debt related to the fiscal year 2010 amounting to S/356,691,000 (equivalent to US$94,915,000), which are recorded under “Trade and other receivables,” see note 7(c) based on the opinion of the sponsoring lawyers that favorable results should be obtained in judicial instances.

On December 14, 2020, the Tax Court confirmed the re-liquidation of the tax debt determined by SUNAT for the fiscal year 2009, so in January 2021, forced payments amounting to S/19,171,000 (equivalent to US$5,101,000) were made.

On July 30, 2021, the Company paid the full amount of the tax debt related to the fiscal year 2009 amounting to S/193,398,000 (equivalent to US$51,463,000), which are recorded under “Trade and other receivables,” see note 7(c) based on the opinion of the legal advisors who indicate that there are elements to obtain a favorable outcome in judicial instances.

On March 5, 2019, the Company and its sponsoring lawyers filed administrative contentious lawsuits before Judiciary Instance regarding the fiscal years 2009 and 2010.

The Twenty-Second Administrative Contentious Court declared the Company’s lawsuit for the fiscal year 2009 unfounded, which was confirmed by the Superior Court. On November 8, 2023, the Supreme Court notified the Cassation Ruling declaring the lawsuit filed by the Company unfounded.

On December 22, 2023, the Company and its sponsoring lawyers filed an Amparo Lawsuit before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the nullity of the cassation ruling due to grievances to the constitutional right to effective procedural protection of the Company, which is pending resolution as of the date of this report.

In the opinion of the sponsoring lawyers of the 2007-2008 judicial processes, the recognition of tax losses in the fiscal years 2009 and 2010 is not possible through their invocation in the 2007 and 2008 process but rather in the compliance stage of the 2009 and 2010 files. In their opinion, the chances of recovering the amounts paid and recorded as receivables for the fiscal years 2009 and 2010 in the execution stage of the favorable 2007 income tax ruling could not be greater than 50% in the part of the compensation of tax losses.

Based on this opinion and the Supreme Court jurisprudence published in 2023 that would restrict the carryforward and recognition of tax losses in the 2009 and 2010 files, the Company recorded, in December 2023, a provision to the period’s results amounting to S/420,231,000 (equivalent to US$111,823,000), note 7(c), for the part of the tax debt paid and recorded as receivables related to the derecognition of the carryforward of tax losses in the fiscal years 2009 and 2010 derived from the losses of fiscal years 2007 and 2008, which was recognized in financial expenses, others, net, and higher income tax expense of US$58,454,000, US$9,598,000, and US$45,126,000, respectively. See notes: 29, 28, and 30(c), respectively.

The Company, with the support of sponsoring lawyers and external advisors, expects the Tax Administration to recognize, in the compliance stage of the 2007 and 2008 judicial rulings, the carryforward of tax losses in the fiscal years 2009 and 2010 and will take appropriate administrative and judicial actions when required.

On November 1, 2020, the Court declared founded the part related to unsupported income improperly deducted from the taxable income of the fiscal year 2010, which was partially appealed. The Sixth Superior Chamber declared the first instance ruling null in what corresponds to the mentioned adjustment, ordering the Court to issue a new ruling that is pending resolution.

On January 24, 2024, the Supreme Court resolved the lawsuit and the cassation appeal filed by the Company regarding the compliance resolution for the fiscal year 2010, indicating that the Tax Court had incurred in dual criteria regarding the computation of the collection action prescription period of the Tax Administration. During the year 2024, the Tax Court and the Tax Administration are complying with the cassation ruling, which the Company is challenging in administrative and judicial instances.

Notes to the consolidated financial statements (continued)

Fiscal year 2014

During the year 2018, the Tax Administration reviewed the income tax for the fiscal year 2014. As a result of this audit, SUNAT did not recognize issued deductions of S/94,898,000 (equivalent to US$25,172,000).The main adjustments are related to the non-deductibility of bonuses paid to contractors, the derecognition of the compensation of carryforward tax losses, and the use of balances in favor not recognized by SUNAT.

On November 12, 2020, the Tax Court (last administrative instance) resolved the appeal declaring partially founded the adjustment for contractor bonuses and confirming the disallowance of the compensation of tax losses and the use of the balance in favor.

The Company’s Management, with the support of its legal advisors, initiated administrative actions challenging the re-calculation of the tax debt and the derecognition of credits. On January 25, 2024, the Tax Court resolved the appeal recognizing the compensation of losses from previous years and the use of credits that the Tax Administration had questioned. On December 19, 2024, the Tax Court resolved, in accordance with the recent judicial mandate of the 2013 process with a definitive ruling on the non-existence of credits for 2011 and 2012, which impacts the tax credits for the fiscal year 2014, to confirm the re-calculation of the debt imputed by the Tax Administration.

Based on this ruling, SUNAT demanded the payment of the imputed debt of S/37,054,264 (equivalent to US$9,829,000), so the Company decided to accept the debt under the Special Installment Regime approved by Legislative Decree No. 1634 under the lump sum payment modality with the application of a 50% discount bonus on fines and interest, making a single payment of S/25,733,000 (equivalent to US$6,826,000) on December 30, 2024, thus extinguishing the debt for the fiscal year 2014.

The amount paid has been recorded as expenses in the Company’s income statement for the fiscal year 2024 and is reflected in the income tax item for S/14,412,000 (equivalent to US$3,823,000), note 30(c), and in the financial expenses item for S/11,321,000 (equivalent to US$3,003,000), note 29(a).

On February 15, 2021, the Company and its sponsoring lawyers filed an administrative contentious lawsuit before the Judiciary regarding the Tax Court’s ruling of November 12, 2020.

The application for the Special Installment Regime was appproved on January 23, 2025, which means that the Company’s claim in the income tax litigation for the tax year 2014 has been withdrawn.

Fiscal year 2013

During the year 2019, SUNAT reviewed the income tax of the fiscal year 2013. The main adjustments are related to the non-deductibility of bonuses paid to contractors, the derecognition of the compensation of carryforward tax losses, and the use of tax credits not recognized by SUNAT.

On March 15, 2021, the Tax Court (last administrative instance) resolved the appeal declaring partially founded the adjustment for contractor bonuses and confirming the derecognition of the compensation of tax losses and the use of the tax credit for a total of S/139,235,000 (equivalent to US$36,932,000).

On June 11, 2021, the Company and its sponsoring lawyers filed an administrative contentious lawsuit before the Judiciary regarding the Tax Court’s ruling. On May 9, 2022, the Twentieth Administrative Contentious Court declared the Company’s lawsuit unfounded, which was confirmed by the Superior Court.

On October 18, 2022, the Company and its sponsoring lawyers filed a cassation appeal. On January 12, 2024, the Supreme Court notified the ruling declaring the Company’s lawsuit unfounded.

Notes to the consolidated financial statements (continued)

The Company’s Management, with the support of its legal advisors, initiated administrative actions challenging the re-calculation of the tax debt and the derecognition of tax credits from the previous year with favorable results that were questioned by the Tax Administration.

However, on November 4, 2024, the Tax Court adhered to the Supreme Court’s ruling regarding the non-existence of tax losses from previous years to be compensated for the 2013 Income Tax. Since the Company does not agree with the Tax Court’s decision and based on the opinion of its sponsoring lawyers, it will file a judicial lawsuit to assert its right to carryforward tax losses.

As of December 31, 2024, there are no possible contingencies related to this audit since, following the position of SUNAT and the Tax Court, the balance in favor is reduced, and no tax debt is generated.

Fiscal year 2017

During the year 2022, the Tax Administration reviewed the income tax of the fiscal year 2017. As a result of this audit, SUNAT did not recognize deductions of S/39,720,000 (equivalent to US$10,536,000), mainly due to the derecognition of investment in development costs and the derecognition of the compensation of carryforward tax losses from previous years amounting to S/127,929,000 (equivalent to US$33,933,000). In the opinion of Management and its legal advisors, these adjustments are unfounded, and a favorable outcome is expected in the initiated claim process.

Furthermore, during the year 2022, the Tax Administration reviewed the transfer pricing declaration and the transactions between related companies carried out in the fiscal year 2017. As a result of this audit, SUNAT did not recognize declared deductions for services from related companies amounting to S/3,341,000 (equivalent to US$886,000).

As a consequence of the aforementioned audit processes, the Tax Administration imputed a tax debt of S/17,493,000 (equivalent to US$4,641,000), which the Company paid to benefit from the fine reduction, disbursing S/9,266,000 (equivalent to US$2,458,000). The amount related to the disallowed adjustments of S/9,224,000 (equivalent to US$2,456,000) has been recorded under “Trade and other receivables,” see note 7(c) in the Company’s financial statements.

On August 31, 2023, SUNAT notified that the claim was partially declared unfounded. The Company and the lawyers responsible for the process consider that SUNAT’s observations are unfounded and have filed an appeal with the Tax Court.

Fiscal year 2018

Between November 2022 and July 2023, the Tax Administration audited the income tax return for the fiscal year 2018. As a result of this audit, SUNAT did not recognize deductions of S/73,700,000 (equivalent to US$19,549,000) mainly due to the derecognition of (i) the excess amortization of development expenses, (ii) the computable tax cost of shares sold, and (iii) unsupported sales costs. SUNAT also objected to the compensation of carryforward tax losses from previous years amounting to S/170,900,000 (equivalent to US$45,332,000). In the opinion of Management and its legal advisors, these adjustments are unfounded, and a favorable outcome is expected in the initiated claim process.

The Tax Administration imputed a tax debt of S/20,500,000 (equivalent to US$5,438,000). On August 11, 2023, the Company paid the tax debt to benefit from the fine reduction, disbursing S/12,249,000 (equivalent to US$3,259,000), and based on the opinion of its legal advisors, it has been recorded under “Trade and other receivables.”

On August 28, 2024, SUNAT resolved the claim appeal confirming the adjustments and accepted the deduction of part of the computable cost of the shares sold amounting to S/20,054,000 (equivalent to US$5,319,000), thus refunding the equivalent part of the paid debt amounting to S/1,561,000 (equivalent to US$415,000), resulting in a net amount of S/10,688,000 (equivalent to US$2,844,000) recorded under “Trade and other receivables,” see note 7(c).

The Company’s Management and its legal advisors believe that the outcomes of these procedures in the various instances will be favorable for the Company, hence it is unnecessary to recognize any provision for these contingencies.

Notes to the consolidated financial statements (continued)

Subsidiaries -

Sociedad Minera El Brocal S.A.A. –

Fiscal year 2017

During the years 2022 and 2023, the Tax Administration (SUNAT) reviewed the income tax of the fiscal year 2017 and issued fine resolutions questioning the depreciation rate of two tailings ponds, the deduction of development costs for the Tajo Smelter project, and operating expenses in the mining unit totaling S/33,209,000 (equivalent to US$8,809,000). Moreover, they questioned the loss from the liquidation of financial instruments amounting to S/35,578,000 (equivalent to US$9,437,000) because, in SUNAT’s opinion, the specific risks were not accredited, and they were not performed in recognized markets since the agreed prices did not exactly match the prices published by the London Metal Exchange. Brocal’s Management and its legal advisors consider these adjustments to be unfounded, so they initiated the claim process after benefiting from the fine reduction obtained by paying S/22,521,000 (equivalent to US$6,079,000 and US$5,993,000 as of December 31, 2023, and 2024, respectively), which was recorded as a receivable in the financial statements, note 7(c).

During 2024, SUNAT resolved the claim appeal by confirming the referred adjustments. In response, Brocal’s Management and its legal advisors are initiating the appeal process before the Tax Court.

Fiscal year 2014

During the year 2020, as a result of the review of the income tax of the fiscal year 2014, SUNAT issued fine resolutions questioning the depreciation rate of two tailings ponds, the deduction of development costs for the Tajo Smelter project, and operating expenses totaling S/16,582,000 (equivalent to US$4,399,000), determining a debt of S/10,902,000 (equivalent to US$2,892,000). Brocal’s Management and its legal advisors consider these adjustments to be unfounded, so they initiated the claim process after benefiting from the fine reduction obtained by paying S/7,871,000(equivalent to US$2,094,000), which was recorded as a receivable in the financial statements in the year 2021.

Subsequently, SUNAT annulled the claim appeal, nullifying the observation related to the deduction of development costs for the Tajo Smelter Project and confirmed the adjustment for the depreciation of the tailings ponds and operating expenses. As a result, part of the fine amounting to S/3,003,000 (equivalent to US$799,000) was refunded, leaving a receivable balance of S/4,868,000 (equivalent to US$1,314,000) as of December 31, 2023, note 7(c). However, Brocal’s Management and its legal advisors continued the process by appealing to the Tax Court.

During 2023, the Tax Court confirmed the adjustment for the depreciation of the tailings ponds and partially the adjustment for operating expenses, for which the sponsoring lawyers filed a judicial lawsuit on December 22, 2023, to annul the Tax Court’s ruling, which is pending resolution to date. As a result of these events, a provision for contingencies was recorded with charges to results amounting to S/1,136,000 (equivalent to US$301,000) for the operating expenses questioned.

During 2024, SUNAT re-liquidated the imputed debt for the fiscal year 2014 and refunded S/1,732,000 (equivalent to US$461,000) for the favorable ruling of the Tax Court on operating expenses and part of the paid fine, resulting in a net receivable of S/3,136,000 (equivalent to US$834,000) as of December 31, 2024, note 7(c).

Fiscal year 2015

During the year 2019, as a result of the review of the income tax of fiscal year 2015, SUNAT issued fine resolutions questioning the depreciation rate of two tailings ponds and the deduction of development costs for the Tajo Smelter Project totaling S/13,930,000 (equivalent to US$3,695,000), determining a debt of S/3,412,000 (equivalent to US$905,000). Brocal’s Management and its legal advisors consider these adjustments to be unfounded, so they initiated the claim process after benefiting from the fine reduction obtained by paying S/1,456,000 (equivalent to US$387,000), which was recorded a receivable in the financial statements in the year 2020.

Notes to the consolidated financial statements (continued)

Subsequently, SUNAT resolved the claim appeal, nullifying the observation related to the deduction of development costs for the Tajo Smelter Project and confirmed the adjustment for the depreciation of the tailings ponds. As a result, partial refunds amounting to S/459,000 (equivalent to US$122,000) were obtained, leaving a receivable balance of S/997,000 (equivalent to US$269,000) as of December 31, 2023, note 7(c). However, Brocal’s Management and its legal advisors continued the process by appealing to the Tax Court.

During 2024, the Tax Court confirmed the adjustment for the depreciation of the tailings ponds, for which the sponsoring lawyers filed a judicial lawsuit on April 3, 2024, to annul the Tax Court’s ruling, which is pending resolution to date. Finally, during 2024, SUNAT completed the pending refund attributable to the fines paid amounting to S/282,000 (equivalent to US$75,000), resulting in a net receivable of S/715,000 (equivalent to US$190,000) as of December 31, 2024, note 7(c).

Fiscal years 2011, 2012 and 2013

In the years 2015, 2014, and 2017, the Tax Administration notified the Company of fine resolutions for the audits of the fiscal years 2011, 2012, and 2013, respectively. In response, Brocal initiated the claim processes and then filed appeals with the Tax Court.

Subsequently, the Tax Court notified the Company of Resolution No. 3062-3-2019, which consolidated the appeal files for the fiscal years 2011, 2012, and 2013, nullifying the adjustment for meal expenses and confirming the observations related to the loss from derivative financial instruments and the expense of royalty payments for the fiscal year 2011 and its impact on the fiscal years 2012 and 2013.

In response, the Company filed an administrative contentious lawsuit in 2019, which was declared unfounded in the first and second instances, and a cassation appeal that was declared unfounded in 2022. As a result, the Company recognized the write-off of the related receivables and provisions for contingencies related to the impact on advance payments in the fiscal years 2012 and 2013.

Brocal’s Management and its legal advisors filed an amparo lawsuit, which was declared inadmissible in October 2024. In response, the lawyers responsible for the process filed an Appeal against the aforementioned ruling, which is currently pending of resolution.

Fiscal year 2016

During the years 2021 and 2022, the Tax Administration (SUNAT) reviewed the income tax of fiscal year 2016 and issued fine resolutions questioning the depreciation rate of two tailings ponds and the deduction of development costs for the Tajo Smelter Project totaling S/20,380,000 (equivalent to US$5,406,000), determining a reduction of carryforward tax loses. Brocal’s Management and its legal advisors consider these adjustments to be unfounded, so they initiated the claim process.

During 2023, SUNAT resolved the claim appeal by confirming the referred adjustments. Brocal’s Management and its legal advisors consider these adjustments to be unfounded, so they filed an appeal with the Tax Court on June 13, 2023, which is currently pending of resolution.

Fiscal year 2021

During the years 2023 and 2024, the Tax Administration (SUNAT) reviewed the income of the fiscal year 2021 and issued fine resolutions questioning the depreciation rate of two tailings ponds and the deduction of development costs for the Tajo Smelter project totaling S/6,281,000 (equivalent to US$1,666,000). Moreover, they questioned the amount of carryforward tax losses as a result of the adjustments from the audits of the fiscal years 2017 to 2014.

These adjustments reduce the balance in favor of the 2021 tax return, so no debt has been generated. In response, Brocal’s Management and its legal advisors initiated the claim process, which is currently pending resolution.

Notes to the consolidated financial statements (continued)

Minera la Zanja S.R.L. –

Fiscal years 2013 and 2015

During the years 2016, 2017, and 2018, SUNAT reviewed the income tax of the fiscal years 2013 and 2015 and as a result, did not recognize the payment of profit-sharing of terminated employees, payments for police protection, profit remnants, and the exchange difference related to the mine closure provision. In November 2020, the Tax Court confirmed the adjustment for profit-sharing and the exchange difference for the mine closure provision. With this ruling, SUNAT re-calculated the imputed debt for the fiscal years 2013 and 2015 amounting to S/3,060,000 (equivalent to US$814,000), which La Zanja proceeded to pay under protest and is recorded under “Trade and other receivables,” see note 7(c).

La Zanja’s Management and its legal advisors have filed an administrative contentious lawsuit, which is pending resolution in the corresponding court.

Fiscal years 2016

In the course of the year 2022, as a result of the review of the 2016 income tax, the Tax Administration has recalculated and determined a lower tax paid for the 2016 fiscal year amounting to S/4,288,000 (equivalent to US$1,137,000) due to the reduction of the tax credit for the 2015 fiscal year. Updated with fines and interest, this resulted in a debt of S/11,215,000 (equivalent to US$2,974,000). The Management of La Zanja and its legal advisors consider that the objection is unfounded, and therefore, they have initiated the process of claim and appeal. In October 2022, La Zanja paid the assessed tax debt to benefit from the reduction of the fine. The amount disbursed, S/8,959,000 (equivalent to US$2,384,000), is recorded under “Trade and other receivables,” see note 7(c).

In October 2023, the Tax Court confirmed SUNAT’s objection, so the Management of La Zanja and its advisors filed a lawsuit, which, as of the date of this report, is pending resolution in court.

Fiscal year 2018

During the year 2022, the Tax Administration reviewed the income tax of the fiscal year 2018 and as a result, questioned payments to two mine contractors amounting to S/7,777,000 (equivalent to US$2,063,000), an operating expense of S/4,738,000 (equivalent to US$1,257,000), and the derecognition of the tax credit balance for the 2017 fiscal year amounting to S/624,000 (equivalent to US$166,000), thereby reducing the tax loss for the 2018 fiscal year and the corresponding tax credit balance. The Management of La Zanja and its legal advisors consider that the objections are unfounded, and therefore, the process of claim and appeal has been initiated.

Fiscal year 2019

During the year 2023, the Tax Administration conducted a partial audit of the 2019 fiscal year and as a result, assessed a debt of S/6,507,000 (equivalent to US$1,726,000) for the alleged excessive refund of the income tax credit for that year. The Management of La Zanja and its legal advisors consider that this observation is partly unfounded, and therefore, they have initiated the process of claim and appeal.

On December 19, 2023, La Zanja paid the assessed debt, taking advantage of the fine reduction, amounting to S/4,533,000 (equivalent to US$1,202,000), of which S/2,700,000 (equivalent to US$716,000) was recorded as an expense for the 2017 fiscal year balance not contested by La Zanja, and S/1,830,000 (equivalent to US$484,000) is recorded under Long-Term Receivables, see note 7(c), corresponding to the 2019 fiscal year tax credit balance, which is under dispute and pending resolution by the Tax Court. According to the lawyers, a favorable outcome is expected.

Fiscal year 2021

Furthermore, during the year 2023, SUNAT reviewed the income tax of the fiscal year 2021. As a result, on December 28, 2023, they closed the process by questioning the depreciation rate of the leaching platforms amounting to S/14,876,000 (equivalent to U$3,946,000) and the carryforward of tax losses from previous years amounting to S/9,413,000 (equivalent to U$2,497,000), thereby reducing the tax loss. The Management of La Zanja and its legal advisors consider that the objections are unfounded, and therefore, the process of claim and appeal has been initiated.

Notes to the consolidated financial statements (continued)

Empresa de Generación Huanza S.A. –

Fiscal year 2014

During the year 2015, SUNAT audited the income tax of the fiscal year 2014. As a result, Huanza a portion of the depreciation of its fixed assets acquired through leasing contracts amounting to S/27,532,000 (equivalent to US$7,303,000) was not recognizing, resulting in a tax debt of S/4,573,000. The Management of Huanza and its legal advisors consider that the objection is unfounded, and therefore, they have initiated the process of claim and appeal.

In April 2022, the Tax Court issued a resolution partially lifting SUNAT’s objection. In December 2022, SUNAT recalculated the tax debt and required the respective payment, so Huanza made the payment of S/6,090,000 (equivalent to US$1,621,000). According to the sponsoring lawyers, Huanza should obtain a favorable outcome in judicial instances, so the disbursement has been recorded in the non-current portion of “Trade and other receivables,” note 7(c). On March 23, 2023, the Company and its sponsoring lawyers filed a lawsuit against the Tax Court’s ruling, which is pending resolution.

Fiscal year 2020

In April 2023, SUNAT completed the review process of the 2020 income tax. As a result, SUNAT reduced the accumulated tax loss for that year from S/342,941,000 (equivalent to US$90,966,000) to S/309,032,000 (equivalent to US$81,971,000) due to the adjustment in the depreciation of fixed assets for the 2014 fiscal year, which is pending judicial resolution. The Management of Huanza and its legal advisors consider that the objection is unfounded, and therefore, they have initiated the process of claim and appeal.

Procesadora Industrial Río Seco S.A. –

Fiscal year 2012 - VAT

The Customs Division of SUNAT has determined an alleged omission in the payment of the Value Added Tax amounting to S/1,815,000 (equivalent to US$481,000) for the importation of certain equipment in 2012 for the construction of the Industrial Plant. SUNAT position is based on the fact that the amount paid by Río Seco for engineering services provided by foreign suppliers should have been included in the customs value. The Management and their legal advisors believe that this observation is unfounded and expect a favorable ruling in the claim and appeal process.

On March 13, 2019, the Tax Court confirmed the observation of the Tax Administration. Between July and September 2019, the Tax Administration enforced the collection of the tax debt amounting to S/11,153,000 (equivalent to US$3,229,000). According to Río Seco’s legal advisors, a favorable outcome is expected in the judicial process that has been initiated, so this collection has been recorded under “Trade and other receivables,” see note 7(c). On June 13, 2019, Río Seco filed an administrative lawsuit against the Tax Court’s resolution, seeking its annulment by the Judiciary, which is pending resolution as of the date of this report.

Fiscal year 2020

During the year 2022, the Tax Administration reviewed the income tax of the fiscal year 2020. As a result, SUNAT questioned the deduction of S/16,618,000 (equivalent to U$4,408,000), mainly due to the derecognition of the depreciation of a portion of its fixed assets amounting to S/15,917,000 (equivalent to U$4,753,000), and determined a debt of S/2,882,000 (equivalent to US$749,000). The Management of Río Seco SA and its legal advisors consider that the objections are unfounded, and therefore, the claim process has been initiated.

On December 28, 2022, Río Seco SA paid the tax debt to benefit from the fine reduction. The disbursed amount of S/2,298,000 (equivalent to US$613,000) has been recorded under “Trade and other receivables,” see note 7(c). On August 28, 2023, SUNAT notified that the claim was declared unfounded, which has been appealed to the Tax Court and is pending resolution.

In November 2024, SUNAT initiated the forced collection of two installments of the Net Assets Tax for the 2021 fiscal year, which had been offset against the tax credit balance of the 2020 return. Río Seco SA proceeded to pay the debt of S/269,000 (equivalent to U$72,000), and based on the opinion of its tax advisors, it has been recorded under “Trade and other receivables,” see note 7(c), until the 2020 fiscal year process is resolved.

Notes to the consolidated financial statements (continued)

Associate -

Cerro Verde -

Royalties and Special Mining Tax

On June 23, 2004, Law No. 28528 – Mining Royalty Law was approved, requiring holders of mining concessions to pay a mining royalty as economic compensation for the exploitation of metallic and non-metallic mineral resources. This royalty was determined by applying rates ranging from 1% to 3% on the value of the concentrate or its equivalent, according to international market prices published by the Ministry of Energy and Mines. Under the terms of its current stability agreement, which came into effect on January 1, 2014, Cerro Verde began paying mining royalties and a special mining tax on all its production based on Law No. 29788, calculated on operating profit with rates fluctuating between 1% and 12%. The amount paid for the mining royalty is the higher amount resulting from comparing the application of the rate on quarterly operating profit (the rate is established based on the quarterly operating margin) or 1% of the revenues generated by sales made in the calendar quarter.

Under the framework of the previous stability agreement signed in 1998, Cerro Verde determined that the payment of mining royalties was not applicable to all its operations until the end of that contract (December 2013). However, SUNAT demanded the payment of royalties for the periods from December 2006 to December 2013, regarding minerals processed through the concentrator plant that began operating in 2006. In exercising its rights, Cerro Verde challenged the resolutions issued by SUNAT at all respective instances, reaching international instances, as detailed in the following paragraphs.

In February 2020, Freeport-McMoRan Inc. (Freeport) initiated international arbitration proceedings against the Government of Peru on its own behalf and on behalf of the Company under the United States-Peru Trade Promotion Agreement. The hearing took place in May 2023, and the final arguments were presented on July 15, 2023. In April 2020, Sumitomo initiated another international arbitration proceeding against the Government of Peru under the Peru-Netherlands Bilateral Investment Treaty, with the hearing held in February 2023.

In May 2024, the Arbitral Tribunal in the Freeport case against the Government of Peru issued its resolution, dismissing the claims that Freeport (on its own behalf and on behalf of Cerro Verde) presented in 2020. Except for the expenses each party must bear, the tribunal’s decision had no additional impact on the financial statements, as Cerro Verde had previously paid the full amount of the tax assessments, fines, and interest demanded by the Peruvian government for the royalties and associated taxes, which were the subject of the arbitration dispute.

On September 16, 2024, Freeport (on its own behalf and on behalf of Cerro Verde) filed a request for partial annulment, seeking the annulment of the part of the award that rejects Freeport’s claims for penalties and interest on the disputed royalties.

Notes to the consolidated financial statements (continued)

The issuance of the arbitral resolution of the Sumitomo case is currently pending.

Other assessments received from SUNAT -

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty). A summary of these assessments follows:

		Penalty and
Year	Taxes	interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	7,530	37,505	45,035
2006	6,058	44,109	50,167
2007	9,390	19,906	29,296
2008	9,703	10,160	19,863
2009	8,953	30,582	39,535
2010	7,317	68,746	76,063
2011	5,025	31,475	36,500
2012	—	5,030	5,030
2013	8,138	25,967	34,105
2014	5,060	701	5,761
2015	2,936	23,357	26,293
2016	61,010	3,306	64,316
2017	4,958	3,026	7,984
2018	4,590	4,181	8,771
2019-2020	261	117	378
2021	9,046	5,081	14,127
2022	90	16	106
	150,065	313,265	463,330

As of December 31, 2024, Cerro Verde has paid US$454.1 million about these disputed tax assessments. A reserve has been applied against these payments for a total of US$178.8 million resulting in a net account receivable of US$275.3 million (US$274.0 million as of December 31, 2023) which Cerro Verde expects will be recovered.

(e)	Letters of credit –

Letters of credit with regional governments and others -

In addition to the letters of credit related to the plans for the closure of mines and projects, mentioned in the note 15(b), the Group maintains letters of credit with regional governments and others for US$26,392,000 as of December 31, 2024 (US$6,345,000 as of December 31, 2023).

Notes to the consolidated financial statements (continued)

32.   Transactions with related companies and joint venture

(a)	The Group has carried out the following transactions with its related companies and joint venture in the years 2024, 2023 and 2022:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Associates -
Revenues from:
Energy	3,950	3,669	3,415
Royalties	—	—	1,381
Supplies, note 28(a)	364	1,104	179
Mineral	992	340	103

Purchase of:
Supplies	114	81	57

Services rendered to:
Administrative and Management services	3,337	3,539	816
Operation and maintenance services related to energy transmission	292	310	310
Services of energy transmission	—	—	183

Services received from:
Desorption and smelting	406	265	623

Contributions granted and paid from:
Tinka Resources Ltd.	400	—	1,677

Dividends received and collected from:
Sociedad Minera Cerro Verde S.A.A.	166,468	146,884	78,338
Compañía Minera Coimolache S.A.	2,422	402	802
	168,890	147,286	79,140
Joint Venture -
Interest income:
Transportadora Callao S.A., note 29(a)	21	23	94

Non-controlling shareholders -
Dividends paid to:
Newmont Peru Limited - Succursal del Perú	—	—	2,647

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2024	2023
	US$(000)	US$(000)

Trade and other receivables, note 7(a)
Compañía Minera Coimolache S.A.	669	421
	669	421
Other receivables, note 7(a)
Transportadora Callao S.A.	2,279	2,486
Sociedad Minera Cerro Verde S.A.A.	6	—
	2,285	2,486
	2,954	2,907
Trade and other payables, note 14(a)
Compañía Minera Coimolache S.A.	773	454

Other payables, note 14(a)
Other minor
	251	14
	1,024	468

As of December 31, 2024 and 2023, there is no allowance for expected credit losses related to related parties accounts.

Notes to the consolidated financial statements (continued)

(c)	Directors and key personnel −

As of December 31, 2024 and 2023 there were no loans to employees, directors and key personnel. As December 31, 2022, amounted to US$1,000, respectively, which are payable monthly and earn interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its subsidiaries’ shares.

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years ended 2024 and 2023 are presented below:

	2024	2023
	US$(000)	US$(000)

Accounts payable:
Bonus to officers	8,394	7,750
Directors’ remuneration	4,133	2,027
Salaries	993	847

Total	13,520	10,624

Payments:
Salaries	12,093	10,487
Directors’ remuneration	1,939	3,376
Total	14,032	13,863

Expenses:
Salaries	12,138	11,335
Directors’ remuneration	4,332	2,027
Total	16,470	13,362

(d)

The account receivable from Consorcio Transportadora Callao corresponds to the disbursements made between 2011 and 2013 by the subsidiary El Brocal in order to participate in the joint venture (see note 10(c)). This account receivable generates interest at an annual fixed rate of 5.82% and it is estimated that it will be collected from the year 2025.

33.         Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are the following:

-	Production and sale of minerals (mining units in operation).
-	Construction, development and exploration projects.
-	Energy generation and transmission services.
-	Insurance brokerage (applicable to years 2023 and 2022).
-	Rental of mining concessions.
-	Holding of investment in shares.
-	Industrial activities.

Notes to the consolidated financial statements (continued)

The accounting policies used by the Group in reporting segments internally are the same as those contained in the notes of the consolidated financial statements.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and Net profit or loss and is measured consistently with profit or loss in the Group’s consolidated financial statements.

Corporate information mainly includes the following:

In the segment information of profit or loss -

-

Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Orcopampa, Julcani, Uchucchacua/Yumpag and Tambomayo).

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

Notes to the consolidated financial statements (continued)

													Equity accounted investees
							Construction,						Sociedad	Compañía
	Uchucchacua						development and	Energy	Rental of	Holding of			Minera	Minera	Tinka	Total	Adjustments
	/ Yumpag	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	exploration	generation and	mining	investment	Industrial	Other	Cerro Verde	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	mining projects	transmission	concessions	shares	activities	segments	S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2024
Results:
Continuing operations
Operating income
Sales of goods	326,390	169,527	47,658	122,403	437,897	38,657	—	—	—	—	43,589	—	4,238,322	119,527	—	5,543,970	(4,396,380)	1,147,590
Sales of services	—	—	—	—	—	—	—	50,003	—	474	19,055	—	—	—	—	69,532	(62,517)	7,015
Total operating income	326,390	169,527	47,658	122,403	437,897	38,657	—	50,003	—	474	62,644	—	4,238,322	119,527	—	5,613,502	(4,458,897)	1,154,605

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(127,900)	(81,068)	(35,118)	(76,825)	(245,156)	(23,417)	86	—	—	—	(37,427)	33	(2,014,585)	(74,035)	—	(2,715,412)	2,146,930	(568,482)
Unabsorbed cost due to production stoppage	—	—	—	—	(2,135)	—	—	—	—	—	—	—	—	—	—	(2,135)	—	(2,135)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(23,512)	—	—	(11,713)	—	—	—	—	(35,225)	32,175	(3,050)
Depreciation and amortization	(19,596)	(12,459)	(5,765)	(42,472)	(62,085)	(4,492)	(86)	(7,774)	—	—	(4,904)	—	(574,194)	(18,867)	—	(752,694)	601,873	(150,821)
Exploration in operating units	(16,070)	(7,460)	(11,691)	(5,223)	(9,445)	(320)	—	—	—	—	—	—	—	(9,527)	—	(59,736)	8,852	(50,884)
Mining royalties	(1,237)	(15,836)	(190)	(503)	(2,179)	(168)	—	—	—	—	—	—	—	(647)	—	(20,760)	814	(19,946)
Total operating costs	(164,803)	(116,823)	(52,764)	(125,023)	(321,000)	(28,397)	—	(31,286)	—	—	(54,044)	33	(2,588,779)	(103,076)	—	(3,585,962)	2,790,644	(795,318)
Gross profit (loss)	161,587	52,704	(5,106)	(2,620)	116,897	10,260	—	18,717	—	474	8,600	33	1,649,543	16,451	—	2,027,540	(1,668,253)	359,287

Operating expenses, net
Administrative expenses	(16,713)	(8,442)	(2,406)	(6,242)	(8,457)	(1,630)	(1,538)	(2,202)	(58)	(369)	(956)	(12,325)	—	(3,397)	(5,363)	(70,098)	8,758	(61,340)
Selling expenses	(7,346)	(630)	(942)	(2,923)	(12,503)	(97)	—	(706)	—	—	(622)	—	(145,771)	(720)	—	(172,260)	146,492	(25,768)
Exploration in non-operating areas	(1,871)	—	—	(414)	(9,391)	(4,007)	(1,090)	—	—	—	—	(5,167)	—	—	—	(21,940)	80	(21,860)
Reversal (provision) of contingencies and others	245	409	(38)	506	(1,656)	541	41	(102)	—	—	—	(543)	—	121	—	(476)	(120)	(596)
Other, net	(6,750)	277	(411)	(1,738)	(13,610)	(1,323)	2,305	(776)	7,159	139,431	352	65,932	(23,688)	98	—	167,258	28,674	195,932
Total operating expenses, net	(32,435)	(8,386)	(3,797)	(10,811)	(45,617)	(6,516)	(282)	(3,786)	7,101	139,062	(1,226)	47,897	(169,459)	(3,898)	(5,363)	(97,516)	183,884	86,368

Operating income (loss)	129,152	44,318	(8,903)	(13,431)	71,280	3,744	(282)	14,931	7,101	139,536	7,374	47,930	1,480,084	12,553	(5,363)	1,930,024	(1,484,369)	445,655
Share in the results of associates and joint venture	—	—	—	—	127	—	—	7,088	—	23,440	—	327,353	—	—	—	358,008	(168,161)	189,847
Foreign currency exchange difference	5	1	2	2	4,714	211	3	1,099	48	525	195	5,723	40,623	8,813	—	61,964	(71,148)	(9,184)
Finance income	(738)	(1,785)	(353)	(309)	(6,715)	(2,499)	(237)	(3,860)	(1)	(15)	(6)	(48,877)	(9,552)	(3,524)	—	(78,471)	90,999	12,528
Finance costs	827	622	462	(140)	(133)	(276)	41	(19)	91	(17)	(170)	(10,472)	—	(734)	—	(9,918)	(55,479)	(65,397)
Profit (loss) before income tax	129,246	43,156	(8,792)	(13,878)	69,273	1,180	(475)	19,239	7,239	163,469	7,393	321,657	1,511,155	17,108	(5,363)	2,261,607	(1,688,158)	573,449

Current income tax	(4,473)	(2,189)	(636)	(1,593)	(18,147)	(637)	—	(3,110)	(2,125)	(43,182)	(716)	(25,219)	(557,978)	(4,911)	—	(664,916)	561,800	(103,116)
Deferred income tax	—	—	—	—	(15,793)	(38)	—	(1,981)	—	—	(1,802)	(33,434)	—	(3,084)	—	(56,132)	3,084	(53,048)
Total income tax	(4,473)	(2,189)	(636)	(1,593)	(33,940)	(675)	—	(5,091)	(2,125)	(43,182)	(2,518)	(58,653)	(557,978)	(7,995)	—	(721,048)	564,884	(156,164)
Profit (loss) from continuing operations	124,773	40,967	(9,428)	(15,471)	35,333	505	(475)	14,148	5,114	120,287	4,875	263,004	953,177	9,113	(5,363)	1,540,559	(1,123,274)	417,285

Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,022)

Profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	416,263

Total assets	258,017	39,093	28,822	106,634	683,780	42,203	1,018,559	240,566	1,394	33,858	79,127	2,509,638	8,034,461	384,635	52,097	13,512,884	(8,464,981)	5,047,903
Total liabilities	74,313	60,823	33,914	39,046	479,355	64,786	295,453	225,823	(8,765)	(108,872)	82,058	65,274	1,250,976	128,887	323	2,683,394	(1,195,192)	1,488,202

Other segment information
Investment in associates and joint venture	—	—	—	—	285,443	—	160,203	128,076	—	—	64,690	1,007	1,436,122	100,637	8,616	2,184,794	(636,402)	1,548,392
Additions of property, plant and equipment	29,727	2,427	1,874	1,444	24,916	98	291,101	—	—	—	—	26,651	—	—	—	378,238	—	378,238
Changes in estimates of mining closure	2,923	987	1,032	2,272	57,205	5,999	2,672	—	—	—	—	—	—	—	—	73,090	—	73,090

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Construction,	Energy				Industrial			Compañía
							development and	generation		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	exploration	and	Insurance	mining	investment	(Temporary	Other	Minera Cerro	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	mining projects	transmission	brokerage	concessions	in shares	suspension)	segments	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2023
Results:
Continuing operations
Operating income
Sales of goods	51,698	163,308	37,179	108,063	432,616	16,472	—	—	—	—	—	18,224	—	4,143,228	136,949	—	5,107,737	(4,296,776)	810,961
Sales of services	—	—	—	—	—	—	—	53,025	8,099	—	441	1,508	—	—	—	—	63,073	(50,189)	12,884
Total operating income	51,698	163,308	37,179	108,063	432,616	16,472	—	53,025	8,099	—	441	19,732	—	4,143,228	136,949	—	5,170,810	(4,346,965)	823,845
Cost of sales of goods, excluding depreciation and amortization	(15,544)	(73,774)	(32,213)	(70,260)	(248,972)	(29,008)	—	—	—	—	—	(17,783)	—	(2,142,799)	(83,882)	—	(2,714,235)	2,256,881	(457,354)
Unabsorbed cost due to production stoppage	(18,695)	—	—	—	—	—	—	—	—	—	—	(3,927)	—	—	—	—	(22,622)	2,729	(19,893)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(34,852)	—	—	—	(1,612)	—	—	—	—	(36,464)	30,221	(6,243)
Depreciation and amortization	(6,279)	(12,625)	(6,693)	(49,863)	(87,216)	(3,855)	—	(9,037)	—	—	—	(6,082)	—	(409,847)	(34,745)	—	(626,242)	445,203	(181,039)
Exploration in operating units	(24,428)	(6,071)	(6,990)	(3,442)	(7,761)	(537)	—	—	—	—	—	—	—	(9,177)	(11,435)	—	(69,841)	20,612	(49,229)
Mining royalties	(268)	(14,307)	(367)	(1,047)	(2,670)	(181)	—	—	—	—	—	—	—	—	(686)	—	(19,526)	687	(18,839)
Total operating costs	(65,214)	(106,777)	(46,263)	(124,612)	(346,619)	(33,581)	—	(43,889)	—	—	—	(29,404)	—	(2,561,823)	(130,748)	—	(3,488,930)	2,756,333	(732,597)
Gross profit (loss)	(13,516)	56,531	(9,084)	(16,549)	85,997	(17,109)	—	9,136	8,099	—	441	(9,672)	—	1,581,405	6,201	—	1,681,880	(1,590,632)	91,248
Operating expenses, net
Administrative expenses	(4,512)	(15,975)	(3,993)	(11,183)	(9,781)	(2,413)	(1,682)	(2,377)	(11,440)	(186)	(365)	(536)	(5,140)	—	(3,772)	(297)	(73,652)	4,469	(69,183)
Selling expenses	(3,343)	(671)	(239)	(2,758)	(11,457)	(61)	—	(748)	—	—	—	(115)	—	(158,244)	(823)	—	(178,459)	159,067	(19,392)
Exploration in non-operating areas	(476)	—	—	—	(4,095)	(3,958)	(1,149)	—	—	—	—	—	(3,828)	—	—	—	(13,506)	54	(13,452)
Reversal (provision) of contingencies and others	1,122	(183)	1,409	(1,184)	1,063	2,085	(194)	83	—	—	127	200	2,398	—	—	—	6,926	1	6,927
Others, net	(2,435)	(899)	(1,074)	99	(10,511)	7,246	(3,750)	56	—	8,551	349	(272)	18,437	(82,042)	1,345	—	(64,900)	89,873	24,973
Total operating expenses, net	(9,644)	(17,728)	(3,897)	(15,026)	(34,781)	2,899	(6,775)	(2,986)	(11,440)	8,365	111	(723)	11,867	(240,286)	(3,250)	(297)	(323,591)	253,464	(70,127)
Operating income (loss)	(23,160)	38,803	(12,981)	(31,575)	51,216	(14,210)	(6,775)	6,150	(3,341)	8,365	552	(10,395)	11,867	1,341,119	2,951	(297)	1,358,289	(1,337,168)	21,121

Share in the results of associates and joint venture	—	—	—	—	(158)	—	—	1,962	—	—	21,517	—	152,371	—	—	—	175,692	(23,467)	152,225
Foreign currency exchange difference	112	76	77	143	381	92	307	24	—	10	343	301	17,507	20,476	647	126	40,622	(21,247)	19,375
Finance income	28	4	—	8	2,866	838	13	1,142	5	56	328	308	3,572	36,285	6,298	77	51,828	(42,771)	9,057
Finance costs	(917)	(1,791)	(1,103)	(805)	(7,397)	(2,996)	(517)	(4,178)	(27)	(1)	(2)	(6)	(98,961)	(67,118)	(5,437)	—	(191,256)	72,002	(119,254)
Profit (loss) before income tax	(23,937)	37,092	(14,007)	(32,229)	46,908	(16,276)	(6,972)	5,100	(3,363)	8,430	22,738	(9,792)	86,356	1,330,762	4,459	(94)	1,435,175	(1,352,651)	82,524
Current income tax	(538)	(678)	(134)	—	(17,861)	579	—	(1,912)	(8)	(2,529)	(76)	—	(45,126)	(582,438)	(2,756)	—	(653,477)	584,171	(69,306)
Deferred income tax	—	—	—	—	2,408	—	—	1,411	978	—	—	3,815	18,853	30,640	2,475	—	60,580	(34,268)	26,312
Total income tax	(538)	(678)	(134)	—	(15,453)	579	—	(501)	970	(2,529)	(76)	3,815	(26,273)	(551,798)	(281)	—	(592,897)	549,903	(42,994)
Profit (loss) from continuing operations	(24,475)	36,414	(14,141)	(32,229)	31,455	(15,697)	(6,972)	4,599	(2,393)	5,901	22,662	(5,977)	60,083	778,964	4,178	(94)	842,278	(802,748)	39,530
Discontinued operations loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,848)
Profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	32,682
Total assets	222,041	49,707	31,371	143,451	683,311	44,341	694,950	367,130	—	4,854	232,177	65,318	2,917,237	7,930,910	380,331	76,379	13,843,508	(9,309,709)	4,533,799
Total liabilities	62,003	56,185	33,413	30,915	284,819	61,656	59,476	116,398	—	90	402	5,346	695,958	1,250,536	128,955	475	2,786,627	(1,422,039)	1,364,588
Investments in associates and joint venture	—	—	—	—	272,663	—	131,392	119,865	—	1,589	5,402	59,815	1,223	1,416,051	99,059	9,221	2,116,280	(589,157)	1,527,123
Acquisition of long-lived assets	14,353	3,624	828	333	61,772	2,827	150,198	1,168	—	—	—	157	5,898	—	8,929	—	250,087	(11,418)	238,669
Changes in estimates of mine closures plans	2,094	(123)	6,312	53	3,061	(922)	—	—	—	—	—	—	—	—	1,404	—	11,879	—	11,879

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Construction,					Industrial			Compañía
	Uchucchacua						development	Energy		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	and Exploration	generation and	Insurance	mining	investment	(Temporary	Other	Minera Cerro	Coimolache	Resources	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	mining	transmission	brokerage	concessions	in shares	suspension)	segments	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2022
Results:
Continuing operations
Operating income
Sales of goods	5,281	134,268	54,573	151,789	400,994	52,260	—	—	—	—	—	53,073	—	3,975,295	159,003	—	4,986,536	(4,185,337)	801,199
Sales of services	—	—	—	—	—	—	—	52,433	17,207	—	421	—	—	—	—	—	70,061	(47,839)	22,222
Royalty income	—	—	—	—	—	—	—	—	—	1,381	—	—	—	—	—	—	1,381	—	1,381
Total operating income	5,281	134,268	54,573	151,789	400,994	52,260	—	52,433	17,207	1,381	421	53,073	—	3,975,295	159,003	—	5,057,978	(4,233,176)	824,802
Operating costs
Cost of sales of goods, excluding depreciation and amortization	—	(58,108)	(30,215)	(76,214)	(267,997)	(49,903)	—	—	—	—	—	(52,122)	—	(2,367,767)	(114,513)	—	(3,016,839)	2,554,897	(461,942)
Unabsorbed cost due to production stoppage	(24,916)	—	—	—	—	—	—	—	—	—	—	(1,973)	—	—	—	—	(26,889)	3,831	(23,058)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(24,861)	—	—	—	—	—	—	—	—	(24,861)	21,698	(3,163)
Depreciation and amortization	(9,000)	(7,757)	(6,444)	(59,125)	(72,171)	(7,459)	—	(9,040)	—	—	—	(6,396)	—	—	(42,950)	—	(220,342)	43,561	(176,781)
Exploration in operating units	(32,592)	(11,594)	(6,747)	(9,980)	(16,671)	(3,212)	—	—	—	—	—	—	—	—	(8,967)	—	(89,763)	8,967	(80,796)
Mining royalties	(46)	(12,220)	(472)	(1,322)	(3,168)	(506)	—	—	—	—	—	—	—	—	(1,500)	—	(19,234)	1,501	(17,733)
Total operating costs	(66,554)	(89,679)	(43,878)	(146,641)	(360,007)	(61,080)	—	(33,901)	—	—	—	(60,491)	—	(2,367,767)	(167,930)	—	(3,397,928)	2,634,455	(763,473)
Gross profit (loss)	(61,273)	44,589	10,695	5,148	40,987	(8,820)	—	18,532	17,207	1,381	421	(7,418)	—	1,607,528	(8,927)	—	1,660,050	(1,598,721)	61,329
Operating expenses, net
Administrative expenses	(651)	(12,406)	(5,028)	(14,076)	(8,744)	(3,061)	(1,528)	(2,948)	(12,694)	(218)	(617)	(442)	(5,966)	—	(4,139)	(4,383)	(76,901)	9,173	(67,728)
Selling expenses	(3,634)	(560)	(389)	(5,126)	(9,649)	(179)	—	(770)	—	—	—	(177)	—	(157,373)	(1,018)	—	(178,875)	158,653	(20,222)
Exploration in non-operating areas	(15)	—	—	—	(4,008)	(5,243)	(282)	—	—	—	—	—	(4,737)	—	—	—	(14,285)	33	(14,252)
Reversal (provision) of contingencies and others	(44)	544	(1,776)	(228)	(1,706)	(353)	108	(440)	—	(98)	—	—	442	—	74	—	(3,477)	542	(2,935)
Impairment recovery of long-lived assets	—	—	—	—	—	—	—	—	—	—	—	19,874	—	—	—	—	19,874	—	19,874
Other, net	2,453	124	(793)	(815)	(7,777)	(7,374)	(931)	(196)	—	8,162	(2,472)	321	(6,090)	(23,933)	317	—	(39,004)	23,919	(15,085)
Total operating expenses, net	(1,891)	(12,298)	(7,986)	(20,245)	(31,884)	(16,210)	(2,633)	(4,354)	(12,694)	7,846	(3,089)	19,576	(16,351)	(181,306)	(4,766)	(4,383)	(292,668)	192,320	(100,348)
Operating income (loss)	(63,164)	32,291	2,709	(15,097)	9,103	(25,030)	(2,633)	14,178	4,513	9,227	(2,668)	12,158	(16,351)	1,426,222	(13,693)	(4,383)	1,367,382	(1,406,401)	(39,019)

Share in the results of associates and joint venture	—	—	—	—	(10)	—	—	7,008	—	—	4,756	—	164,823	—	—	—	176,577	(307)	176,270
Foreign currency exchange difference	(290)	99	100	(11)	526	336	604	(207)	(45)	1	(693)	1,218	25,235	980	(51)	—	27,802	(931)	26,871
Finance income	12	2	4	4	879	614	11	394	—	5	308	54	12,226	12,314	1,961	—	28,788	(14,345)	14,443
Finance costs	(496)	(546)	(382)	(302)	(6,470)	(1,318)	(297)	(5,337)	(48)	(2)	(29)	(25)	(38,900)	(5,616)	(2,158)	—	(61,926)	7,790	(54,136)
Profit (loss) before income tax	(63,938)	31,846	2,431	(15,406)	4,028	(25,398)	(2,315)	16,036	4,420	9,231	1,674	13,405	147,033	1,433,900	(13,941)	(4,383)	1,538,623	(1,414,194)	124,429
Current income tax	(19)	(465)	(175)	(527)	(6,125)	(187)	—	(3,238)	(1,197)	(2,714)	1,289	—	(731)	(445,078)	(2,951)	—	(462,118)	446,485	(15,633)
Deferred income tax	—	—	—	—	2,459	(15,945)	—	805	11	—	(107)	3,208	25,128	(63,469)	8,524	—	(39,386)	54,978	15,592
Total income tax	(19)	(465)	(175)	(527)	(3,666)	(16,132)	—	(2,433)	(1,186)	(2,714)	1,182	3,208	24,397	(508,547)	5,573	—	(501,504)	501,463	(41)
Profit (loss) from continuing operations	(63,957)	31,381	2,256	(15,933)	362	(41,530)	(2,315)	13,603	3,234	6,517	2,856	16,613	171,430	925,353	(8,368)	(4,383)	1,037,119	(912,731)	124,388
Discontinued operations gain																			478,547
Profit for the year																			602,935
Total assets	127,479	62,083	34,131	197,550	668,230	79,038	496,198	377,679	14,436	3,306	231,820	74,266	3,047,322	7,993,863	365,585	63,461	13,836,447	(9,333,220)	4,503,227
Total liabilities	55,792	52,429	31,388	29,654	290,998	80,655	21,844	131,540	6,107	139	226	7,981	655,598	1,342,436	117,388	473	2,824,648	(1,484,362)	1,340,286
Other segment information
Investments in associates and joint venture	—	—	—	—	257,616	—	109,112	118,613	8,329	1,056	19,590	66,087	1,839	1,408,260	98,388	10,678	2,099,568	(578,591)	1,520,977
Acquisition of long-lived assets	32,000	3,584	1,559	3,175	62,593	1,719	46,459	1,487	25	—	3	265	500	—	—	—	153,369	(1,396)	151,973
Changes in estimates of mine closures plans	(3,107)	5,112	3,585	(856)	(11,322)	(8,705)	(6,576)	—	—	—	—	—	—	—	—	—	(21,869)	—	(21,869)

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continuing operations follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Segment profit	1,540,559	842,278	1,037,119
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(956,928)	(783,048)	(912,602)
Elimination of intercompany sales	(101,048)	(58,690)	(98,879)
Elimination of cost of sales and operating expenses intercompany	101,048	58,690	98,879
Elimination of share in the results of subsidiaries and associates	(168,161)	(23,467)	(307)
Other	1,815	3,767	358
Consolidated profit from continuing operations	417,285	39,530	124,388

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Segment assets	13,512,884	13,843,508	13,836,447
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(8,471,193)	(8,387,620)	(8,422,909)
Elimination of the subsidiaries and associates of the Parent company	(1,016,649)	(940,977)	(920,601)
Elimination of intercompany receivables	(33,868)	(16,697)	(16,921)
Other	1,056,729	35,585	27,211
Consolidated assets	5,047,903	4,533,799	4,503,227

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Segment liabilities	2,683,394	2,786,627	2,824,648
Elimination of liabilities of equity accounted investees, not consolidated	(1,380,186)	(1,379,966)	(1,460,297)
Elimination of intercompany payables	(240,557)	(43,472)	(24,140)
Other	425,551	1,399	75
Consolidated liabilities	1,488,202	1,364,588	1,340,286

Notes to the consolidated financial statements (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

									Industrial
	Uchucchacua						Energy	Holding of	activities	Total	Adjustments
	/Yumpag	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	investment	(Temporary	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2024
Revenues by type of customers:
Sales by customers -
External	328,590	169,779	48,619	121,818	441,456	126	—	—	43,589	1,153,977	—	1,153,977
Inter-segment	—	—	—	—	—	38,852	—	—	—	38,852	(38,852)	—
	328,590	169,779	48,619	121,818	441,456	38,978	—	—	43,589	1,192,829	(38,852)	1,153,977
Services -
External	—	—	—	—	—	—	6,784	231	—	7,015	—	7,015
Inter-segment	—	—	—	—	—	—	43,219	243	19,055	62,517	(62,517)	—
	—	—	—	—	—	—	50,003	474	19,055	69,532	(62,517)	7,015
	328,590	169,779	48,619	121,818	441,456	38,978	50,003	474	62,644	1,262,361	(101,369)	1,160,992

Revenues by geographic region:
Metal and concentrates sales -
Peru	282,474	23,686	45,146	105,445	336,822	38,978	—	—	1,154	833,705	(40,822)	792,883
America - other than Peru	—	146,093	—	16,373	10	—	—	—	42,435	204,911	1,812	206,723
Europe	36,362	—	3,473	—	56,037	—	—	—	—	95,872	158	96,030
Asia	9,754	—	—	—	48,587	—	—	—	—	58,341	—	58,341
	328,590	169,779	48,619	121,818	441,456	38,978	—	—	43,589	1,192,829	(38,852)	1,153,977
Services -
Peru	—	—	—	—	—	—	50,003	474	19,055	69,532	(62,517)	7,015
	328,590	169,779	48,619	121,818	441,456	38,978	50,003	474	62,644	1,262,361	(101,369)	1,160,992

Revenues by type of good or services:
Sales by metal -
Silver	288,883	761	39,038	36,617	48,407	731	—	—	1,673	416,110	(710)	415,400
Gold	—	169,679	10,038	73,700	34,895	39,987	—	—	38,316	366,615	(39,873)	326,742
Copper	—	6	737	1,502	481,301	—	—	—	—	483,546	—	483,546
Zinc	48,589	—	—	10,789	3,747	—	—	—	—	63,125	—	63,125
Lead	25,086	—	1,373	7,381	(61)	—	—	—	—	33,779	—	33,779
Manganese sulfate	—	—	—	—	—	—	—	—	3,658	3,658	—	3,658
	362,558	170,446	51,186	129,989	568,289	40,718	—	—	43,647	1,366,833	(40,583)	1,326,250
Commercial deductions	(33,968)	(667)	(2,567)	(8,171)	(126,833)	(1,740)	—	—	(58)	(174,004)	1,731	(172,273)
	328,590	169,779	48,619	121,818	441,456	38,978	—	—	43,589	1,192,829	(38,852)	1,153,977
Services -	—	—	—	—	—	—	50,003	474	19,055	69,532	(62,517)	7,015
	328,590	169,779	48,619	121,818	441,456	38,978	50,003	474	62,644	1,262,361	(101,369)	1,160,992

Notes to the consolidated financial statements (continued)

											Industrial
							Energy		Rental of	Holding of	activities	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	(Temporary	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2023
Revenues by type of customers:
Sales by customers -
External	51,919	163,415	40,386	107,786	432,154	623	—	—	—	—	18,224	814,507	(750)	813,757
Inter-segment	—	—	—	—	—	16,600	—	—	—	—	—	16,600	(16,600)	—
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757
Services -
External	—	—	—	—	—	—	4,785	8,099	—	—	—	12,884	—	12,884
Inter-segment	—	—	—	—	—	—	48,240	—	—	441	1,508	50,189	(50,189)	—
	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641

Revenues by geographic region:
Metal and concentrates sales -
Peru	48,924	32,703	40,386	93,313	315,934	17,223	—	—	—	—	—	548,483	(18,380)	530,103
America - other than Peru	—	130,712	—	14,473	2,834	—	—	—	—	—	18,224	166,243	2,996	169,239
Europe	2,995	—	—	—	54,078	—	—	—	—	—	—	57,073	(1,966)	55,107
Asia	—	—	—	—	59,308	—	—	—	—	—	—	59,308	—	59,308
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757

Services -
Peru	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641

Revenues by type of good or services:
Sales by metal -
Silver	58,440	607	39,986	33,372	63,093	744	—	—	—	—	18,226	214,468	(18,128)	196,340
Gold	—	163,855	671	71,368	26,448	17,414	—	—	—	—	—	279,756	(25)	279,731
Copper	—	—	535	—	466,023	—	—	—	—	—	—	466,558	—	466,558
Zinc	5,326	—	—	7,839	33,455	—	—	—	—	—	—	46,620	—	46,620
Lead	3,636	—	1,009	6,936	9,820	—	—	—	—	—	—	21,401	—	21,401
	67,402	164,462	42,201	119,515	598,839	18,158	—	—	—	—	18,226	1,028,803	(18,153)	1,010,650
Commercial deductions	(15,483)	(1,047)	(1,815)	(11,729)	(166,685)	(935)	—	—	—	—	(2)	(197,696)	803	(196,893)
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757
Services -	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641

Notes to the consolidated financial statements (continued)

											Industrial
	Uchucchacua						Energy		Rental of	Holding of	activities	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	(Temporary	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2022
Revenues by type of customers:
Sales by customers -
External	5,052	134,158	50,652	152,537	385,731	1,220	—	—	—	—	53,347	782,697	—	782,697
Inter-segment	—	—	—	—	—	50,338	—	—	—	—	—	50,338	(50,338)	—
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -
External	—	—	—	—	—	—	5,015	17,207	—	—	—	22,222	—	22,222
Inter-segment	—	—	—	—	—	—	47,418	—	—	421	—	47,839	(47,839)	—
	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalties -
External	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300
Revenues by geographic region:
Metal and concentrates sales -
Peru	2,733	20,475	46,124	140,593	322,372	51,558	—	—	—	—	248	584,103	(50,338)	533,765
America - other than Peru	—	113,683	—	11,942	—	—	—	—	—	—	53,099	178,724	—	178,724
Europe	2,319	—	25	2	31,066	—	—	—	—	—	—	33,412	—	33,412
Asia	—	—	4,503	—	32,293	—	—	—	—	—	—	36,796	—	36,796
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -
Peru	—	—	—	—	—	—	52,433	17,080	—	421	—	69,934	(47,839)	22,095
America - other than Peru	—	—	—	—	—	—	—	127	—	—	—	127	—	127
Europe	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalties -
Peru	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300

Revenues by type of good or services:
Sales by metal -
Silver	8,363	755	51,232	32,269	62,951	2,218	—	—	—	—	2,245	160,033	(2,110)	157,923
Gold	—	134,200	28	84,003	29,326	51,908	—	—	—	—	50,888	350,353	(50,606)	299,747
Copper	—	—	516	—	366,762	—	—	—	—	—	—	367,278	—	367,278
Zinc	400	—	—	40,087	66,999	—	—	—	—	—	—	107,486	—	107,486
Lead	(55)	—	856	19,616	12,534	—	—	—	—	—	—	32,951	—	32,951
Manganese sulfate	—	—	—	—	—	—	—	—	—	—	361	361	—	361
Antimony	—	—	28	—	—	—	—	—	—	—	—	28	—	28
	8,708	134,955	52,660	175,975	538,572	54,126	—	—	—	—	53,494	1,018,490	(52,716)	965,774
Commercial deductions	(3,656)	(797)	(2,008)	(23,438)	(152,841)	(2,568)	—	—	—	—	(147)	(185,455)	2,378	(183,077)
	5,052	134,158	50,652	152,537	385,731	51,558	—	—	—	—	53,347	833,035	(50,338)	782,697
Services -	—	—	—	—	—	—	52,433	17,207	—	421	—	70,061	(47,839)	22,222
Royalty income -	—	—	—	—	—	—	—	—	1,381	—	—	1,381	—	1,381
	5,052	134,158	50,652	152,537	385,731	51,558	52,433	17,207	1,381	421	53,347	904,477	(98,177)	806,300

Notes to the consolidated financial statements (continued)

34.  Derivative financial instruments

See related accounting policies in Note 2.4(b).

(a)	Copper and Zinc price hedges –

The volatility in the prices of these minerals led Management to enter into futures contracts in previous years. These contracts aimed to reduce the cash flow risk attributable to the fluctuation in the prices of copper and zinc, in line with existing sales commitments, which in total should not exceed 50 percent of the estimated metal content in their production for the next 12 months, according to the risk strategy approved by the Board of Directors.

During the year 2023, Management assessed its hedging risk strategy for the prices of these metals, so the Group did not enter into new futures contracts since the end of the first quarter of 2023 to date. As a result of this decision, as of December 31, 2024, and December 31, 2023, the Company did not have any outstanding receivable/payable amounts related to hedging derivative financial instruments not receivable/payable amounts from closed positions. For the years 2023 and 2022, the Group recognized an unrealized loss of US$8,839,000 and an unrealized gain of US$15,171,000, respectively, under the item “Hedging derivative financial instruments” (unrealized loss of US$6,232,000 and unrealized gain of US$10,696,000 net of income tax, respectively).

As of December 31, 2024, the Group does not have any hedging derivative contracts for copper and zinc prices.

(b)	Interest rate hedge –

As of December 31, 2024 and 2023, the Company did not have hedging derivative instruments. For the years 2022, the effect on results was a gain of US$818,000, and is presented in the caption of “Financial costs” see note 29(a).

Changes in “Hedge derivative financial instruments” is included in “Unrealized gain (loss) on hedge derivative financial instruments of interest rate hedge, net of income tax” in consolidated statements of other comprehensive income.

For the year 2022, the Company recorded an unrealized gain of US$644,000 (unrealized gain of US$454,000 net of income tax).

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

Notes to the consolidated financial statements (continued)

There were no changes in the objectives, policies or processes during the years ended December 31, 2024, 2023 and 2022.

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

The sensitivity analyses in this section relate to the positions as of December 31, 2024 and 2023 and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	increase/decrease	before income tax
		US$(000)
2024
Exchange rate	10%	47,488
Exchange rate	(10)%	(47,488)

2023
Exchange rate	10%	66,003
Exchange rate	(10)%	(66,003)

2022
Exchange rate	10%	58,032
Exchange rate	(10)%	(58,032)

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

Notes to the consolidated financial statements (continued)

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

(a.3)       Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates to the Groups’ long-term financial obligations with floating interest rates. As of December 31, 2024, the Group does not have long-term financial obligations with floating interest rates.

A table showing the effect in profit or loss of the variations of interest rates in the years in which the Group maintained floating interest rates:

		Effect on profit
	Increase/decrease of	(loss) before
	SOFR/LIBOR	income tax
	(Percentage rates)	US$(000)
2023
Interest rate	10%	24
Interest rate	(10)%	(24)

2022
Interest rate	10%	(1,315)
Interest rate	(10)%	1,315

(b)	Credit risk -

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

Notes to the consolidated financial statements (continued)

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables:

		Days past due
	Current	< 30 days	30 – 90 days	> 90 days	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2024 -
Trade receivables	193,538	—	—	24,567	218,105
Other receivables	661,011	—	—	2,757	663,768
	854,549	—	—	27,324	881,873
Expected credit loss rate	0%	0%	0%	100%	—
Expected credit loss	—	—	—	(27,324)	(27,324)

As of December 31, 2023 -
Trade receivables	181,492	—	—	22,276	203,768
Other receivables	671,707	—	—	4,141	675,848
	853,199	—	—	26,417	879,616
Expected credit loss rate	0%	0%	0%	100%	—
Expected credit loss	—	—	—	(26,417)	(26,417)

(c)	Liquidity risk -

Prudent management of liquidity risk implies maintaining sufficient cash and cash equivalents and the possibility of committing or having financing committed through an adequate number of credit sources. The Group believes that it maintains suitable levels of cash and cash equivalents and has sufficient credit capacity to get access to lines of credit from leading financial entities.

The Group continually monitors its liquidity risk based on cash flow projections.

Notes to the consolidated financial statements (continued)

An analysis of the Group’s financial liabilities classified according to their aging is presented below, based on undiscounted contractual payments:

	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2024 -
Trade and other payables	358,789	—	—	—	358,789
Financial obligation – capital	8,437	556,750	57,938	—	623,125
Financial obligation – interest	34,619	33,366	726	—	68,711
Lease – capital	1,819	1,196	2,551	1,907	7,473
Lease – interest	564	555	974	265	2,358
Contingent consideration liability	—	9,768	5,412	42,752	57,932

	404,228	601,635	67,601	44,924	1,118,388

As of December 31, 2024 -
Trade and other payables	288,570	—	—	—	288,570
Financial obligation – capital	31,034	97,409	574,194	—	702,637
Financial obligation – interest	37,453	40,066	31,093	—	108,612
Lease – capital	3,429	1,515	2,523	2,853	10,320
Lease – interest	239	256	757	1,979	3,231
Contingent consideration liability	—	—	13,274	35,513	48,787

	360,725	139,246	621,841	40,345	1,162,157

(d)	Capital management -

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

No changes were made in the objectives, policies or processes for managing capital during the years 2024 and 2023.

Notes to the consolidated financial statements (continued)

36.         Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
		Quoted prices
		in active	Observable	Unobservable
	Carrying	markets	inputs	inputs
	value	(Level 1)	(Level 2)	(Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2024 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	110,072	—	110,072	—
Contingent consideration liability	28,271	—	28,271	—
Fair value of liabilities at amortized cost:
Financial obligations	635,979	—	635,979	—

As of December 31, 2023 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	125,586	—	125,586	—
Contingent consideration liability	21,614	—	21,614	—

Fair value of liabilities at amortized cost:
Financial obligations	690,964	—	690,964	—

Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities such as cash and cash equivalents, trade and other receivables, trade and other payables that are liquid or have short-term maturities (less than three months), it is estimated that their book value is similar to their fair value. Likewise, derivatives are recorded at fair value, so there are no differences to disclose.

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

Based on the foregoing, there are no important existing differences between the book value and the fair value of the assets and financial liabilities as of December 31, 2024 and 2023. There were no transfers between Level 1 and Level 2 during 2023 and 2022.

Notes to the consolidated financial statements (continued)

Fair value measurements using significant unobservable inputs (level 3) –

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value as of
	December 31,	Unobservable		Relationship of unobservable
Description	2024	inputs	Range of inputs	inputs to fair value
Contingent consideration liability	28,271	Rate before tax	11.46%	A change in the discount rate by 10% higher/lower, the fair value would increase/decrease in US$1.7 million.
		Expected revenues annual average (US$000)	303,452	If expected sales change by 10% higher/lower, the fair value would increase/decrease in US$2.8 million.

37.         Events after the reporting period

In accordance with IFRS accounting standards, the attached consolidated financial statements were prepared based on the conditions existing as of December 31, 2024, and considering those events occurring after that date that provided evidence of conditions existing at the end of the reporting period. The events that occurred after the reporting date that require a disclosure in the consolidated financial statements are described below:

●	On February 4, 2025, Buenaventura issued unsecured senior bonds with the following conditions:

-Issuance terms: US$650,000,000 I 6.800% I Senior Notes due 2032.

-Issuance price: 98.367% of the issued amount.

-Interest rate: 6.800% annual.

-Issuance regime: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.

-Listing: The Company will apply for the registration of the bonds on the Singapore Exchange Securities Trading Limited (“SGX-ST”).

The bonds are guaranteed by the subsidiaries Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A., and Consorcio Energético Huancavelica S.A.

Furthermore, through a “Tender Offer,” Buenaventura acquired a total of US$401,392,000, equivalent to approximately 72.98% of its US$550,000,000 Senior Notes that were due in July 2026. This acquisition was settled on February 4, 2025, with the funds received from the issuance.

●	In the subsidiary El Brocal, on February 17, 2025, at a board meeting, the proposal to distribute interim dividends for US$16.1 million was approved based on the profit obtained as of December 31, 2024. This proposal was approved by EI Brocal General Shareholders’ Meeting on March 25, 2025.
●	At the board meeting held on February 20, 2025, the board approved a proposal for a partial dividend distribution amounting to US$80.5 million (US$74.2 million net of Treasury shares), based on the net profit obtained as of December 31, 2024. This proposal was approved by the General Shareholders’ Meeting on March 28, 2025.

No other significant events occurred after the closing date until the Board of Directors’ date, April 30, 2025, that need to be disclosed, in addition to those mentioned in the previous paragraph.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2024, 2023 and 2022
together with the Report of Independent Auditors

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2024, 2023 and 2022
together with the Report of Independent Auditors

Report of independent auditors

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion

We have audited the financial statements of Sociedad Minera Cerro Verde S.A.A. (the Company), which comprise the statement of financial position as of December 31, 2024 and 2023 and the related statement of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the periods ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

-Exercise professional judgment and maintain professional skepticism throughout the audit.

-Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

-Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

-Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

-Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Emphasis of matter

As discussed in Notes 23, 24 and 25 to the financial statements, the Company prepares its financial statements in accordance with IFRS accounting standards, which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

/s/ Tanaka, Valdivia & Asociados S. Civil de R.L.

A member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2007.

Lima, Peru,

April 30, 2025

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2024 and 2023

	Note	2024	2023
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	689,677	509,616
Trade accounts receivable, net		10	30
Other accounts receivable, net		8,554	8,373
Trade accounts receivable - Related parties	4,21	502,565	580,985
Other non-financial assets	6	28,853	39,143
Inventories	5	638,868	643,507
Prepayments		7,314	7,773
Total current assets		1,875,841	1,789,427
Non - current assets
Property, plant and equipment, net	7	5,580,816	5,528,663
Inventories	5	264,004	302,204
Intangible assets, net		6,779	9,121
Other non-financial assets	6	298,685	294,262
Prepayments		8,336	7,233
Total non-current assets		6,158,620	6,141,483
Total assets		8,034,461	7,930,910
Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	8	283,807	281,747
Accounts payable - Related parties	4	5,623	3,468
Income tax payable	13(b)	88,307	29,513
Benefits to employees		107,841	107,914
Other accounts payable	9	25,414	26,714
Other financial liabilities	10	9,447	9,909
Provisions	11	7,011	2,773
Total current liabilities		527,450	462,038
Non - current liabilities
Other financial liabilities	10	41,176	49,683
Benefits to employees		3,793	1,116
Provisions	11	247,427	272,820
Income tax payable	13(b)	16,215	4,728
Deferred income tax liability	13(f)	414,915	460,151
Total non-current liabilities		723,526	788,498
Total liabilities		1,250,976	1,250,536
Shareholders’ equity
Capital stock	12 (a)	990,659	990,659
Other capital reserves	12 (b)	198,132	198,132
Other equity contributions	12 (d)	10,724	10,790
Retained earnings		5,583,970	5,480,793
Total shareholders’ equity		6,783,485	6,680,374

Total liabilities and shareholders’ equity		8,034,461	7,930,910

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		US$(000)	US$(000)	US$(000)

Revenues	14	4,238,322	4,143,228	3,975,295
Cost of sales	15	(2,588,779)	(2,563,519)	(2,374,138)
Gross Margin		1,649,543	1,579,709	1,601,157

Operating expenses
Selling expenses	16	(145,771)	(158,244)	(157,373)
Other operating expenses	17	(23,688)	(91,219)	(24,212)
Other operating income	17	5,414	3,406	279
		(164,045)	(246,057)	(181,306)
Operating Profit		1,485,498	1,333,652	1,419,851

Financial income	18	40,623	36,285	12,314
Financial expenses	18	(9,552)	(67,118)	(5,616)
Foreign exchange gain difference, net		1,162	20,476	980

Profit before income tax		1,517,731	1,323,295	1,427,529

Income tax expense	13(b)	(564,554)	(544,331)	(502,176)

Profit for the year		953,177	778,964	925,353

Basic and diluted profit per share (in US$)	19	2.723	2.225	2.643

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in shareholders’ equity

For the years ended December 31, 2024, 2023 and 2022

		Capital	Other capital	Other equity	Retained
	Note	stock	reserves	contributions	earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 01, 2022	12	990,659	198,132	11,739	4,926,476	6,127,006

Cash dividend declared and paid	12(c)	—	—	—	(400,000)	(400,000)
Stock-based compensation	12(d)	—	—	(932)	—	(932)
Profit for the year		—	—	—	925,353	925,353

Balance as of December 31, 2022	12	990,659	198,132	10,807	5,451,829	6,651,427

Cash dividend declared and paid	12(c)	—	—	—	(750,000)	(750,000)
Stock-based compensation	12(d)	—	—	(17)	—	(17)
Profit for the year		—	—	—	778,964	778,964

Balance as of December 31, 2023	12	990,659	198,132	10,790	5,480,793	6,680,374

Cash dividend declared and paid	12(c)	—	—	—	(850,000)	(850,000)
Stock-based compensation	12(d)	—	—	(66)	—	(66)
Profit for the year		—	—	—	953,177	953,177

Balance as of December 31, 2024	12	990,659	198,132	10,724	5,583,970	6,783,485

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		US$(000)	US$(000)	US$(000)

Operating activities
Profit for the year	19	953,177	778,964	925,353
Adjustments to reconcile profit for the year with the cash provided from operating activities for:
Income tax expense	13	566,927	545,948	521,843
Depreciation and amortization	15	585,346	543,658	504,750
Work in progress stockpiles write-off		—	1,527	7,668
Accretion on the provision for remediation and mine closure	11	11,160	9,917	4,566
Loss on materials obsolescence, net		6,897	12,496	4,053
Reversal of Supplemental fund retirement deferred	17	(5,414)	—	—
Loss on asset values impairment		19	3,546	—
Loss on sale of property, plant and equipment		370	138	(279)
Gain on uncertain income tax positions	13	(2,373)	(1,617)	(19,667)
Profit sharing adjustments		—	—	(1,585)
Canceled capital projects		—	2,164	18
Share-based payments cost	4	2,166	2,776	2,502
Net changes in assets and liabilities
Decrease (increase) in assets
Trade accounts and related party receivable		78,498	113,420	(95,416)
Other accounts receivable		(825)	1,178	(4,057)
Inventories		35,942	(22,305)	(58,111)
Other non-financial assets		9,418	52,204	(22,430)
Increase (decrease) in liabilities
Trade accounts payable		(9,950)	(31,375)	60,574
Other accounts payable		2,721	(15,981)	(9,721)
Benefits to employees		2,651	(26,396)	(16,695)
Other provisions		14,851	2,129	(3,310)
Interest paid (not included in the financing activities)		(1,765)	(1,774)	(3,934)
Interest on lease payments	10(a)	(3,320)	(3,685)	(3,912)
Income tax paid		(547,898)	(599,674)	(925,149)

Net cash and cash equivalents provided by operating activities		1,698,598	1,367,258	867,061

Statements of cash flows (continued)

	Note	2024	2023	2022
		US$(000)	US$(000)	US$(000)

Investing activities
Proceeds from the sale of property, plant and equipment		271	2,277	384
Purchases of property, plant and equipment	7,8	(345,802)	(312,206)	(206,354)
Stripping activity asset	7	(312,608)	(344,054)	(304,198)
Net cash and cash equivalents used in investing activities		(658,139)	(653,983)	(510,168)

Financing activities
Revolving credit facility	10(b)	—	—	325,000
Payments of revolving credit facility	10(b)	—	—	(325,000)
Payments of senior unsecured credit facility		—	—	(325,000)
Dividend payments	12(c)	(850,000)	(750,000)	(400,000)
Lease principal payments	10(a)	(10,398)	(7,423)	(12,327)
Other financial payments	10(b)	—	—	(3,482)
Net cash and cash equivalents used in financing activities		(860,398)	(757,423)	(740,809)

Net increase (decrease) in cash and cash equivalents		180,061	(44,148)	(383,916)
Cash and cash equivalents at beginning of year		509,616	553,764	937,680

Cash and cash equivalents at the end of the year	3	689,677	509,616	553,764

Transactions with no effects in cash flows:
Changes to the provision for remediation and mine closure	11(c)	36,885	(40,425)	17,812

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2024, 2023 and 2022

1.     Identification and business activity

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (the Company) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company’s shares began being listed on the Lima Stock Exchange on November 14, 2000.

During the third - quarter of year 2024, and through its subsidiary Cyprus Climax Metals Company, Freeport Minerals Corporation (FMC), a wholly owned subsidiary of Freeport-McMoRan Inc. (Freeport), purchased 5.3 million shares of the Company’s common stock, increasing its ownership interest to 55.08% from 53.56% of the voting shares of the Company. SMM Cerro Verde Netherlands B.V. (SMM Cerro Verde), a subsidiary of Sumitomo Metal Mining Company Ltd. (Sumitomo), owns 21.00%, Compañía de Minas Buenaventura S.A.A. (Buenaventura) owns 19.58%, and other stakeholders own the remaining 4.34%.

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

The Company’s operation consists of an open-pit mine and two concentrating facilities with an annual average permitted milling capacity of 409,500 metric tons of ore per day (mtpd) with the ability of annually treating up to a maximum of 10% more for a total of 450,450 mtpd. The Company also operates a 100,000-metric-ton-per-day run of mine leach system coupled with a solution extraction and electrowinning (SX/EW) leaching facilities, which has a production capacity of approximately 200 million pounds of copper per year. The leaching and flotation process carried out at these plants are part of the benefit concession “Planta de Beneficio Cerro Verde.”

During the year ended December 31, 2023, the Company entered into a new power purchase agreement that is expected to transition the Company’s electric power to fully renewable energy sources in 2026.

(c)	Financial statements approval –

The financial statements for the year ended December 31, 2024, have been approved by the Company´s Management on April 30,2025, and the subsequence event have been considered thought those date.

The financial statements for the year ended December 31, 2023, were approved and authorized by the Company´s Management on April 29,2024.

2.     Material accounting principles and policies

The material accounting policies applied in the preparation of the financial statements are summarized below:

(a)	Compliance declaration and Basis for preparation and presentation -

The financial statements of the Company have been prepared and presented in accordance with IFRS Accounting Standards issued by the International Accounting Standards Boards (IASB) in effect as of December 31, 2024, 2023 and 2022.

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States (U.S.) dollars (US$) and include the year ended December 31, 2024, 2023 and 2022.

Notes to the Financial Statements (continued)

The Company’s management has determined that the only reportable business based on the reports used by the chief operating decision maker is the production and marketing of concentrates and cathodes.

(b)	Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2024, and 2023, and the amounts of reported revenues and expenses for the year ended December 31, 2024, 2023 and 2022.

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

(v)   Asset impairment -

Management has determined that the Company’s operations consist of one cash generating unit. The Company’s operations are evaluated at each reporting date in order to determine if there are impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the higher of (i) the fair value less costs of disposal or (ii) the value in use. These assessments require the use of estimates and assumptions, including long-term commodity prices, discount rates, operating costs and other factors.

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

(c)   Functional and reporting currency -

The functional and reporting currencies of the Company are United States (U.S.) dollars (US$).

Transactions and balances in foreign currency -

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

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendence of Banking, Insurance and Pension Fund Administrators. As of December 31, 2024 the monetary assets and liabilities denominated in foreign currency were converted using the exchange rate for selling (S/3.770 for US$1). As of December 31, 2023, the monetary assets and liabilities balances were converted using the exchange rates for buying and selling (S/3.705 for US$ 1 and S/3.713 per US$1 , respectively). The change to use a single exchange rate to convert monetary assets and liabilities does not have a material impact on the Company’s results.

(d)   Financial assets –

Initial recognition and measurement -

At initial recognition, financial assets are classified and measured at either amortized cost, or fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15, “Revenue from Contracts with Customers.”

Notes to the Financial Statements (continued)

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

Accounts Receivables -

The Company’s receivables include current and non-current trade and other accounts receivable. These receivables are stated at their transaction value, net of an allowance for expected credit loss. Trade accounts receivable are generated primarily from the Company’s concentrate and cathode sales, are denominated in U.S. dollars, have current maturities, do not bear interest and have no specific guarantees.

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

Notes to the Financial Statements (continued)

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

(e)   Financial liabilities -

All financial liabilities are recognized initially at fair value and in the case of accounts payable and other financial liabilities, net of directly attributable transaction costs. The Company’s financial liabilities include loans, trade and other payables and other financial liabilities.

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

When the book value of an asset exceeds its recoverable amount, the asset is considered impaired and is reduced to its recoverable amount. When evaluating the value in use, the future estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects current market evaluations of the time value of money and the specific risks to the asset.

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

As of December 31, 2024 the Company did not identify relevant indicators of impairment. During 2023, a loss of US$3.5 million was recorded as an asset impairment related to a damaged primary crusher and as of December 31,2022 the Company did not identify any indicator of impairment.

(h)   Leases -

The Company assesses all arrangements, at contract inception, to determine whether they are, or contain, a lease. A contract containing a lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company is a lessee but is not a lessor in any transactions.

Notes to the Financial Statements (continued)

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

The right-of-use assets are also subject to impairment. The Company did not make any impairment adjustments as of December 31, 2024, 2023 and 2022.

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

Notes to the Financial Statements (continued)

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

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Company considers the only performance obligation to be the delivery of the goods. In determining the transaction price for the sale of copper concentrates and copper cathode, the Company considers the effect of variable consideration and the existence of significant financing components.

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

Notes to the Financial Statements (continued)

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

Sales of copper concentrates and cathodes at provisional prices include a gain (loss) to be received at the end of the trading period; this is considered a variable consideration. Changes in price during the listing period are recognized within “Revenues”.

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

Contract assets -

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

Trade receivables -

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

Notes to the Financial Statements (continued)

(l)Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The amount of current tax payable or receivable is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the year ended December 31, 2024, 2023 and 2022, the Company was subject to an income tax rate of 32% (see Note 13(b)).

Uncertainty about the treatment of income taxes –

The Company determines whether it considers each uncertain tax treatment separately or in conjunction with one or more other uncertain tax treatments based on the approach that best predicts the resolution of the uncertainty.

The Company makes judgments and estimates when there is uncertainty regarding the income tax treatments (see Notes 6 (b) and 11 (e)).

The Company has uncertain tax positions, mainly related to tailing dams, depreciation of fixed assets, sales commissions with non-related companies and low-value fixed asset acquisitions.

The Company determined, based on its tax compliance and transfer pricing study, that its tax treatments are likely to be accepted by the tax authorities (see Notes 6 (b) and 11 (e)).

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

The amount to be paid for mining royalties will be the greater of (i) a progressive rate ranging from 1% to 12% of quarterly operating income depending upon the Company’s level of operating margins or (ii) 1% of quarterly sales. Mining royalties calculated on sales are presented in “Other operational expenses.”

Notes to the Financial Statements (continued)

Mining royalties and special mining tax are accounted for in accordance with International Accounting Standard (IAS) 12, “Income Tax,” because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on income rather than physical quantities produced or as a percentage of revenue after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the statement of financial position.

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

(m)Benefits to employees -

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

The long-term portion of “Provision for employee benefits” in the statement of financial position includes bonuses agreed to in the recent union agreements signed by the Company, and the estimate of profit sharing determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments.”

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

Notes to the Financial Statements (continued)

(o)   Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the year ended December 31, 2024 and 2023, the Company did not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

(p)Comparative information -

The financial statements provide comparative information in respect of the previous year.

Based on IAS 19 “Employee Benefits”, the company for the year ended December 31, 2024 recognize the Mining Retirement Supplementary Fund (SRF) contribution as an operating cost (until the year ended December 31, 2023 it was recognized as an income tax). The deferred tax liability of US$5.4 million associated with SRF that was calculated until December 31, 2023 has been reversed resulting a benefit which has been recognized in “Other income” item of the statement of comprehensive income (see note 17). For comparative information purposes, the Company has reclassified for the year 2023 and 2022 US$7.5 and U$S6.4 million respectively from the income tax item to the “Cost of sales” item (see note 15(c)), and in turn for the year 2023 US$7.5 million from the “income tax liability” item to the “Other accounts payable” item (see note 9).

(q)IFRS accounting standards amendments to apply -

Although there are several amendments to IFRS accounting standards that have effective date prior to December 31, 2024 or that will have effective date in future years, this section only explain those IFRS accounting standards that have been implemented in the reporting period of these financial statements or that would be implemented in the future, and in Management’s opinion, apply to the Company.

During the year ended December 31, 2023, the Company applied the Amendments to IAS 1 and IFRS Practice Statement 2, “Disclosure of Accounting Policies” and therefore is only disclosing it’s material accounting principles and policies in Note 2.

During the year ended December 31, 2024, the Company applied the Amendment to IAS 1, “Classification of liabilities as current or non-current and Non-Current Liabilities with Covenants”. It is effective retroactively, as of December 31, 2023, and the impact of these changes was not significant for the Company.

Below is a summary of the improvements and/or modifications to IFRS accounting standards that are not yet effective, but would be applicable to the Company:

-IFRS 18: Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1, “Presentation of Financial Statements”. IFRS 18 introduces new requirements for presentation within the statement of comprehensive income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of comprehensive income into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7, “Statement of Cash Flows”, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

Notes to the Financial Statements (continued)

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

3.      Cash and cash equivalents

This item is made up as follows:

	December 31,	December 31,
	2024	2023
	US$(000)	US$(000)

Cash in banks (a)	218,776	15,560
Cash equivalents (b)	470,901	494,056

	689,677	509,616
(a)

As of December 31, 2024 and 2023, correspond to fund balances held in local and foreign bank accounts, which are unrestricted funds and generate interest (see note 18). As of December 31, 2024, the balance has increased compared to December 31, 2023, because the Company has decided to maintain a higher funds balance in foreign bank accounts.

(b)

Cash equivalents as of December 31, 2024 and 2023, includes a portfolio of investments in highly marketable liquid investments (mainly investments classified as “AAA” by Standard & Poor’s and Moody’s) which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are presented in the “Financial income” caption (see note 18).

Notes to the Financial Statements (continued)

4.     Trade receivable from and payable to related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31, 2024	December 31, 2023
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company
FMC (a)	517,555	531,978
Other related parties
Sumitomo (b)	14,966	9,902
Climax Molybdenum Marketing Corporation (c)	7,648	1,663
Sociedad Contractual Minera el Abra	—	7
Embedded derivatives
Embedded derivatives (d)	(37,604)	37,435

Total accounts receivable from related parties	502,565	580,985

Classification by measurement
Accounts receivables from related parties (subject to provisional pricing)	396,931	434,820
Accounts receivables from related parties (not subject to provisional pricing)	143,238	108,730
Embedded derivatives (d)	(37,604)	37,435

	502,565	580,985

Accounts payable to related parties
Parent Company
FMC	2,617	330
Other related parties
Freeport-McMoRan Sales Company Inc.	2,811	2,938
Minera Freeport-McMoRan South America Ltda	195	182
Minera Freeport-McMoRan South America SAC	—	18

Total accounts payable to related parties	5,623	3,468
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

(c)

The Company has a long-term agreement with Climax Molybdenum Marketing Corporation (a wholly owned subsidiary of FMC) through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on MWDO and under incoterm CIF from February 1, 2020, through January 31, 2022. A new agreement with the same terms began on February 1, 2022, until January 31, 2023, and will continue in force until one of the parties communicates its intentions to terminate with a written notice.

Notes to the Financial Statements (continued)

(d)	Reflects the embedded derivative adjustment associated with accounts receivable from related parties (see Note 2(d) and 21).

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.26% of total revenues for the year ended December 31, 2024 (0.27% and 0.29% for the year ended December 31, 2023 and 2022 respectably). For the years ended December 31, 2024, 2023 and 2022, Freeport granted stock-based compensation to certain key management personnel (see Note 12(d)).

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivable from related parties. As of December 31, 2024, 2023 and 2022, the Company had not recorded any expected credit loss in accounts receivable from related parties.

The following is a summary of the transactions with related entities that affected results (not including copper and molybdenum sales described in Note 14) for the year ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Revenues
Supplies	360	—	2
Reimbursement of expenses	17	344	747
	377	344	749

Expenses
Reimbursement of information technology services	27,878	25,055	22,023
Commissions	9,782	11,347	10,550
Management fee (see Note 15)	3,227	3,098	2,540
Stock-based compensation (a)	2,166	2,776	2,502
Supplies	97	6	7

	43,150	42,282	37,622

(a)

As indicated in the table above, during 2024, 2023 and 2022 the expense for stock-based compensation amounted to US$2.2 million, US$2.8 million and US$2.5 million, respectively. For the year ended as of December 31, 2024, 2023 and 2022 the related payments / settlements totaled US$2.1 million, US$2.8 million and US$3.4 million respectively. This activity resulted in a net decrease of US$0.1 million and US$0.9 million for the year ended December 31, 2024 and 2022, in “Other equity contributions” in the statements of changes in shareholders’ equity.

Notes to the Financial Statements (continued)

5.    Inventories

This item is made up as follows:

	December 31, 2024	December 31, 2023
	US$(000)	US$(000)

Materials and supplies (a)	458,203	449,168
Work-in-process (WIP) (b)	159,354	170,918
Finished goods:
Copper concentrate	13,085	16,059
Copper cathode	4,043	6,762
Molybdenum concentrate	4,183	600
	638,868	643,507
Non-current
Work-in-process WIP (b)	264,004	302,204

Total inventories	902,872	945,711
(a)

For the year ended December 31, 2024, 2023 and 2022 the Company recognized a net expense associated with materials and supplies obsolescence of US$6.9 million, US$12.5 million and US$4.1 million, respectively (see note 15).

(b)

WIP inventories represent mill and leach stockpiles that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or non-current. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities. For the year ended December 31, 2024, the Company did not record any metal inventory adjustment. For the year ended December 31, 2023 and 2022, the Company recorded metal inventory adjustment totaling US$1.5 million US$7.7 million respectively associated with the write-off of leach and certain long-term mill stockpiles (see note 15).

Notes to the Financial Statements (continued)

6.    Other non-financial assets

This item is made up as follows:

	December 31, 2024	December 31, 2023
	US$(000)	US$(000)

Current
Value added tax (VAT) credit	28,853	39,143

Non-current
Other receivables (a)	275,257	274,029
Uncertain tax positions (b)	21,481	18,252
Other taxes to be recovered	1,947	1,981
	298,685	294,262

Total other non-financial assets	327,538	333,405
(a)

As of December 31, 2024, represents disbursements made to SUNAT (National Superintendency of Customs and Tax Administration) under protest by the Company through year 2016 of US$181.9 million (US$ 192.6 million as of December 31, 2023), for the years 2015 through 2017 related to customs taxes of US$ 15.9 million (US$16.2 million as of December 31, 2023) and for the year 2018 and 2021 related to social contributions to EsSalud (Social Health Insurance) of US$21.4 million (US$8.4 million as of December 31, 2023 for the year 2018).

Additionally includes tax credits associated with completion of SUNAT audits through year 2016 of US$56.1 million as of December 31, 2024 (US$56.8 million as of December 31, 2023). According to current tax procedures and the timeframe for resolving these types of claims, management and its legal advisors expect resolution of this matter will be favorable to the Company and amounts will be recoverable (see Notes 13(c) and 13(e)).

(b)

The balance as of December 31, 2024, represents income tax benefits for the years 2017, 2019, 2020, 2022, 2023 and 2024 of US$21.5 million determined in accordance with the International Financial Reporting Interpretations Committee (IFRIC) 23, “Uncertainty over Income Tax Treatments” (US$18.3 million as of December 31, 2023 for the years 2017, 2019, 2020, 2022 and 2023).

Notes to the Financial Statements (continued)

7.    Property, plant and equipment, net

Property, plant and equipment consist of owned and leased assets (right-of-use assets), and cost and accumulated depreciation accounts as of December 31, 2024 and 2023, are shown below:

			Adjustments					Adjustments
	January 1,		and changes in	Disposals		December 31,		and changes in	Disposals		December 31,
	2023	Additions	estimates	and/or sales	Transfers	2023	Additions	estimates	and/or sales	Transfers	2024
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	33,202	—	—	—	360	33,562	—	—	—	—	33,562
Buildings and other constructions	2,608,449	—	—	(35,964)	100,777	2,673,262	—	716	(3,901)	11,132	2,681,209
Machinery and equipment	5,197,630	—	—	(49,382)	194,037	5,342,285	—	(716)	(77,827)	226,320	5,490,062
Transportation units	36,377	—	—	(133)	4,388	40,632	—	—	(306)	5,449	45,775
Furniture and fixtures	572	—	—	—	—	572	—	—	—	—	572
Other equipment	36,222	—	—	—	182	36,404	—	—	(436)	273	36,241
Construction in progress and in-transit units (a)	184,265	302,302	(2,164)	—	(299,335)	185,068	358,684	—	—	(243,174)	300,578
Stripping activity asset (see note 2(i))	1,464,027	344,054	—	—	—	1,808,081	312,608	—	—	—	2,120,689
Asset retirement costs (see note 11(c))	168,484	—	40,425	—	—	208,909	—	(36,885)	—	—	172,024
Right-of-use assets (b)	97,356	3,946	—	(1,114)	(409)	99,779	1,478	—	(1,410)	—	99,847
	9,826,584	650,302	38,261	(86,593)	—	10,428,554	672,770	(36,885)	(83,880)	—	10,980,559

Accumulated depreciation
Buildings and other constructions (c)	595,921	74,690	19,912	(32,418)	—	658,105	75,268	418	(3,889)	—	729,902
Machinery and equipment	2,787,467	290,691	—	(46,980)	123	3,031,301	293,826	(418)	(77,224)	—	3,247,485
Transportation units	20,787	2,514	—	(120)	—	23,181	3,159	—	(261)	—	26,079
Furniture and fixtures	572	—	—	—	—	572	—	—	—	—	572
Other equipment	27,168	3,118	—	—	—	30,286	3,088	—	(436)	—	32,938
Stripping activity asset	925,757	133,810	—	—	—	1,059,567	191,070	—	—	—	1,250,637
Asset retirement costs	41,684	5,464	—	—	—	47,148	5,441	—	—	—	52,589
Right-of-use assets (b)	39,851	11,117	—	(1,114)	(123)	49,731	11,152	—	(1,342)	—	59,541
	4,439,207	521,404	19,912	(80,632)	—	4,899,891	583,004	—	(83,152)	—	5,399,743

Net cost	5,387,377					5,528,663					5,580,816
(a)	As of December 31, 2024, additions to construction in progress and in-transit units primarily relate to (i) mine support equipment (US$109.3 million), (ii) projects associated with the construction of new in-pit crusher and improvements to existing crushers (US$71.8 million), (iii) tailings dam projects (US$74.2 million), (iv) projects associated with the capitalization of main components of the mine’s heavy equipment (US$49.9 million), (v) belt replacement projects (US$10.8 million) and (vi) expansion of a leach pad (US$7.9 million).

Notes to the Financial Statements (continued)

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

(b)Set out below are the carrying amounts of right-of-use assets recognized and the movements as of December 31, 2024 and 2023:

	December 31,				December 31,			December 31,
	2023	Additions	Disposals	Transfers	2023	Additions	Disposals	2024
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	10,491	—	—	—	10,491	59	—	10,550
Buildings and other constructions	56,521	2,283	(591)	—	58,213	741	(873)	58,081
Machinery and equipment	30,344	1,663	(523)	(409)	31,075	678	(537)	31,216
	97,356	3,946	(1,114)	(409)	99,779	1,478	(1,410)	99,847

Accumulated depreciation
Land	6,213	1,661	—	—	7,874	1,673	—	9,547
Buildings and other constructions	21,750	6,205	(591)	—	27,364	6,210	(804)	32,770
Machinery and equipment	11,888	3,251	(523)	(123)	14,493	3,269	(538)	17,224
	39,851	11,117	(1,114)	(123)	49,731	11,152	(1,342)	59,541

Net cost	57,505				50,048			40,306

(c)   In 2023, adjustments primarily relate to the depreciation of assets whose depreciation method was changed from UOP to straight-line basis.

Notes to the Financial Statements (continued)

8.    Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, spare parts and services. These obligations are primarily denominated in U.S. dollars, have current maturities, do not accrue interest and no guarantees have been granted. As of December 31, 2024, trade accounts payable includes US$38.8 million related to capital projects (US$25.9 million as of December 31, 2023).

9.    Other accounts payable

This item is made up as follows:

	December 31, 2024	December 31, 2023
	US$(000)	US$(000)

Current
Supplementary Retirement Fund contribution (see Note 2(p) and 15(c))	7,893	7,467
Payroll withholdings (a)	7,855	6,707
Penalties to the Geological, Mining and Metallurgical Institute	3,757	3,713
Contributions to Social Health Insurance	2,890	2,716
Miscellaneous interest payable	1,438	1,904
OEFA and OSINERGMIN contributions	793	521
Contribution to National industrial work training service (SENATI)	355	992
Other	433	327
Mining royalties (see Note 2(l))	—	2,367

Total current	25,414	26,714
(a)

As of December 31, 2024 represents employees withholding income tax of US$ 4.0 million (US$ 3.0 million as of December 31, 2023), pension funds of US$ 2.8 million (US$ 2.6 million as of December 31, 2023), and other payroll withholdings of US$ 1.1 million (US$ 1.1 million as of December 31, 2023).

Notes to the Financial Statements (continued)

10.   Other financial liabilities

This item is made up as follows:

	December 31, 2024	December 31, 2023
	US$(000)	US$(000)
Current:
Lease liabilities (a)	9,447	9,909

Non-current:
Lease liabilities (a)	41,176	49,683

Total other financial liabilities	50,623	59,592
(a)	The lease liability consists of leased land, buildings and other constructions, and machinery and equipment which are used in mine operations.

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	December 31, 2024	December 31, 2023
	US$(000)	US$(000)

Balance at beginning of the year	59,592	63,125
Additions	1,416	3,946
Accrued interest (see Note 18)	3,320	3,685
Payments	(10,398)	(7,423)
Interest payments	(3,320)	(3,685)
Exchange rate effect	13	(56)

Total lease liabilities	50,623	59,592

For the years ended December 31, 2024 and 2023, the following amounts are recognized in the statements of comprehensive income:

	2024	2023
	US$(000)	US$(000)

Expenses related to variable lease payments, low-value and short-term leases	19,775	17,755
Depreciation charge of right-of-use assets (see Note 7(b) and 15)	11,152	11,117
Interest expense on lease liabilities (see Note 18)	3,320	3,685

	34,247	32,557

The Company has certain lease contracts for machinery and equipment used in mine operations that contain variable payments based on the number of hours that machinery or equipment is used in operations.

Notes to the Financial Statements (continued)

(b)	Revolving Credit Facility -

On May 31, 2022, the Company entered into a US$350 million, senior unsecured revolving credit facility with several banks led by the Bank of Nova Scotia that expires on May 31, 2027. For the year ended December 31, 2024 and 2023, the Company did not have any borrowings under this facility and for the year ended December 31, 2024 and 2023 recognized interest expense in the statements of comprehensive income of US$1.9 million associated with commitment fees for the revolving credit facility (see Note 18).

Interest on the revolving credit facility is calculated based on the adjusted Secured Overnight Financing Rate plus a spread and credit rate differential adjustment contemplated in the contract, and the undrawn portion is subject to a commitment fee of 0.50%.

Restrictive Covenants –

The Company’s revolving credit facility contains customary representations and affirmative negative covenants including certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to earnings before interest, taxes, depreciation, and amortization ratio (which cannot exceed 3.50 to 1) and an interest coverage ratio (which cannot be less than 3.0 to 1), defined by the agreement. As of December 31, 2024, the Company was in compliance with all of its covenants.

11.   Provisions

This item is made up as follows:

	December 31,	December 31,
	2024	2023
	US$(000)	US$(000)

Current
Provision for social commitments (a)	4,600	400
Provision for legal contingencies (b)	2,411	2,139
Provision for remediation and mine closure (c)	—	234
Total current	7,011	2,773

Non–current
Provision for remediation and mine closure (c)	234,126	259,610
Provision for social commitments (a)	5,783	9,983
Provision for tax contingencies (d)	3,427	—
Provision for uncertainty over income tax treatments (e)	2,964	2,140
Provision for legal contingencies (b)	1,127	1,087
Total non-current	247,427	272,820

Total provisions	254,438	275,593
(a)	The provision for social commitments is associated with repaving Alata - Congata Road (US$6.1 million as of December 31, 2024 and December 31, 2023) and an irrigation project in La Joya (US$4.3 million as of December 31, 2024 and December 31, 2023).
(b)	The provision for legal contingencies is mainly associated to penalties incurred with OSINERGMIN (Supervisory Agency for Investment in Energy and Mining) and SUNAFIL (National Superintendence of Labor Inspection) fines, which have been appealed by the Company.

Notes to the Financial Statements (continued)

(c)	The Company’s mineral exploration and exploitation activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (PAMA) and for the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit and a mine closure plan approved by the Ministry of Energy and Mines.

During 2006, in compliance with the applicable law, the Company completed the closure plans for its mine site and presented it to the Ministry of Energy and Mines. The closure plans for its mine site were approved by Resolution No 302-2009 MEM-AAM and its modifications were approved by Resolution No 207-2012 MEM-AAM, Resolution No 186-2014 EM-DGAAM, Resolution No 032-2018 MEM-DGAAM and its last modification approved with Resolution No 0358-2023 MEM-DGAAM.

To date, the Company has issued a letter of credit totaling US$130.1 million as guarantee of the most recently approved plan.

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

The table below presents the changes in the provision for remediation and mine closure:

	December 31,	December 31,
	2024	2023
	US$(000)	US$(000)

Beginning balance	259,844	209,660
Accretion expense	11,160	9,917
Changes in estimates (see Note 7)	(36,885)	40,425
Progressive mine closure payments in hydrometallurgy process	—	(149)
Exchange rate effect	7	(9)

Final balance	234,126	259,844

As of December 31, 2024, the Company’s provision for remediation and mine closure was US$234.1 million (reflecting the future value of the provision for remediation and mine closure of US$726.9 million, discounted using an annual risk-free rate of 4.78%). As of December 31, 2023, the Company’s provision for remediation and mine closure was US$259.8 million (reflecting the future value of the provision for remediation and mine closure of US$579.8 million, discounted using an annual risk-free rate of 4.13%). The Company considers this liability sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

For the year ended December 31, 2024, the Company recorded net changes in its estimate of the remediation and mine closure asset and liability totaling a decrease of US$36.9 million, primarily related to an increase in the discount rate, partially offset by higher future nominal flows (see Note 7). As of December 31, 2023, the changes in the estimate (increase of US$40 million) were mainly related to higher future nominal flows.

(d)	The provision for tax contingencies corresponds to interest associated with SUNAT open audits related to income tax for the years 2017 and 2018.

Notes to the Financial Statements (continued)

(e)	As of December 31, 2024 represents interest and penalties mainly related to income tax for the years 2018, 2020, 2021, 2022 and 2023 (as of December 31, 2023 corresponded to income tax for the years 2018, 2021 and 2022), determined in accordance with the IFRIC 23, “Uncertainty over Income Tax Treatments.”

12.   Shareholders’ equity

(a)    Capital stock -

As of December 31, 2024 and December 31, 2023, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

The nominal value of the shares is US$2.83 per share.

The quoted price of these shares was US$40.70 per share as of December 31, 2024 (US$36.50 per share as of December 31, 2023).

As of December 31, 2024, the Company’s capital stock structure is as follows:

Percentage of individual capital participation	Number of shareholders	Total percentage interest

Up to 1.00	2,308	4.34
From 1.01 to 20.00 (i)	2	21.10
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,312	100.00

(i)Includes the percentage of participation acquired by FMC equivalent to 1.52% (see Note 1(a)).

(b)  Other capital reserves -

Other capital reserves include the Company’s legal reserve, which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital (US$198.1 million as of December 31, 2024, and December 31, 2023).

(c)  Dividend distribution -

During 2024 and 2023, the Company has distributed the following dividends:

			Amount per
Approval date	Approved in:	Amount	common share	Withholding tax	Payment date
		US$(000)		(%)
03/24/2025	Annual mantadory shareholders meeting	250,000	0.71	4.1 and 6.8	04/23/2025
11/13/2024	Board meeting	400,000	1.14	4.1	12/12/2024
07/24/2024	Board meeting	300,000	0.86	4.1	08/29/2024
03/22/2024	Annual mandatory shareholders meeting	150,000	0.43	4.1	04/26/2024
11/10/2023	Board meeting	250,000	0.71	4.1	12/14/2023
07/03/2023	Board meeting	250,000	0.71	4.1	08/03/2023
03/24/2023	Annual mandatory shareholders meeting	250,000	0.71	4.1	04/28/2023

Notes to the Financial Statements (continued)

(d)  Stock-based compensation -

In accordance with the Senior Executive Plan, stock-based compensation in the ultimate parent (Freeport) is granted to the Company’s senior executives and are presented in “Other capital contributions” in the statements of changes in equity totaled US$10.7 million as of December 31, 2024 (US$10.8 million as of December 31, 2023). These benefits were calculated on restricted stock basis and fair value is based on Freeport’s share price at the date of grant.

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

(b)

Under its current 15-year tax stability agreement, the Peruvian income tax rate applicable to the Company is 32%. As of December 31, 2024, the Company recorded income tax benefits, which it expects to use to offset future income tax provisions or receive as a refund from SUNAT, totaling US$21.5 million (US$18.3 million as of December 31, 2023) (see Note 6 (b)).

For the year ended December 31, 2024, the Company recognized current income tax expense of US$604.4 million (including US$51.5 million for special mining tax and US$49.1 million of mining royalties) and a deferred income tax credit of US$39.8 million, resulting in a total income tax expense of US$564.6 million that has been included in the statements of comprehensive income.

For the year ended December 31, 2023, the Company recognized current income tax expense of US$574.9 million (including US$47.4 million for special mining tax and US$48.7 million of mining royalties) and a deferred income tax credit of US$30.6 million, resulting in a total income tax expense of US$544.3 million that has been included in the statements of comprehensive income.

(c)   SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2017 through 2023 are open to examination by the tax authorities. To date, SUNAT has concluded its review of the Company’s income tax through the year 2016 and has begun the review for the years 2020 and 2021. The Company is in the claim and/or appeal process for the years 2003 through 2016.

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

Notes to the Financial Statements (continued)

Under the previous stability agreement, signed in 1998, the Company determined that the payment of royalties was not applicable to all of its operations until the end of this contract (December 2013). However, SUNAT demanded the payment of royalties for the periods from December 2006 to December 2013, associated with the minerals processed by the concentrator plant that began operating in 2006. In exercising its rights, the Company challenged the resolutions issued by SUNAT in all the respective instances, up to international instances, as indicated in the following paragraphs.

In February 2020, Freeport filed, on its own behalf and on behalf of the Company, international arbitration proceedings against the Peruvian government under the United States-Peru Trade Promotion Agreement. The hearing on the merits was held in May 2023 and the final closing argument took place in July 2023. In April 2020, Sumitomo filed parallel international arbitration proceedings against the Peruvian government under the Netherlands-Peru Bilateral Investment Treaty. The Sumitomo hearing on the merits was held in February 2023.

In May 2024, the arbitration tribunal in the case of Freeport and the Peruvian government issued its decision and dismissed the claims that Freeport (on behalf of itself and the Company) filed in 2020. Other than expenses that each party must assume, the decision by the arbitration tribunal did not result in any additional impact to the Company’s financial statements because the Company had previously paid in prior years all disputed tax assessments and the related penalties and interest that the Peruvian government had demanded in relation to royalties and related taxes, which were the amounts in dispute in the arbitration.

On September 16, 2024, Freeport (on behalf of itself and the Company) filed a Partial Annulment Application based on the Award’s rejection of Freeport’s claims for penalties and interest on the Royalty Assessments be annulled.

The issuance of the arbitration decision for the Sumitomo case is currently pending.

(e)   Other assessments received from SUNAT -

Of the total assessments received (excluding the mining royalty and special mining tax explained in Note 13(d) above), the Company continues to litigate several processes presented in the following table according to the year of origin:

Fiscal year	Taxes	Penalty and Interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	7,530	37,505	45,035
2006	6,058	44,109	50,167
2007	9,390	19,906	29,296
2008	9,703	10,160	19,863
2009	8,953	30,582	39,535
2010	7,317	68,746	76,063
2011	5,025	31,475	36,500
2012	-	5,030	5,030
2013	8,138	25,967	34,105
2014	5,060	701	5,761
2015	2,936	23,357	26,293
2016	61,010	3,306	64,316
2017	4,958	3,026	7,984
2018	4,590	4,181	8,771
2019 – 2020	261	117	378
2021	9,046	5,081	14,127
2022	90	16	106

	150,065	313,265	463,330

Notes to the Financial Statements (continued)

As of December 31, 2024, the Company has paid US$454.1 million on these disputed tax assessments. A reserve has been applied against these payments totaling US$178.8 million, resulting in a net receivable of US$275.3 million (US$274.0 million as of December 31, 2023) which the Company believes is collectible and is included in “Other non-financial assets, non-current” (see Note 6(a)) in the statements of financial position for these disputed tax assessments.

(f)   The Company recognizes the effects of the temporary differences between the accounting basis for financial reporting purposes and the tax basis, reconciles income tax expense to the income tax rate and discloses the components of income tax expense.

A summary of temporary differences is as follows:

Temporary differences-

	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Deferred Income tax
Assets
Cost of net asset for the construction of the tailing dam	214,396	193,378	163,975
Provision for remediation and mine closure	34,602	29,762	25,348
Unpaid vacations	9,227	9,031	10,031
Provision for mining taxes	7,231	4,335	5,200
Leases	3,297	3,007	1,867
Other provisions	11,429	11,282	10,752
	280,182	250,795	217,173
Liabilities
Property, plant and equipment depreciation	517,985	537,588	557,626
Stripping activity asset	165,018	126,744	80,569
Valuation of inventories	27,091	29,831	28,386
Embedded derivatives for price adjustment of copper concentrate and cathode	(15,330)	10,822	34,904
Debt issuance costs	333	547	763
	695,097	705,532	702,248
Net deferred liabilities	414,915	454,737	485,075
Supplementary retirement fund deferred
(see note 2(p))	—	5,414	5,716

Total deferred income tax liability	414,915	460,151	490,791

Notes to the Financial Statements (continued)

Reconciliation of the income tax rate -

For the years ended December 31, 2024 and 2023, the recorded income tax expense differs from the result of applying the legal rate to the Company’s profit before income tax, as detailed below:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Profit before income tax	1,517,731	1,323,295	1,427,529
Income tax rate	32.00%	32.00%	32.00%
Expected income tax expense	485,674	423,454	456,809
Special mining tax and mining royalties	(32,432)	(32,182)	(31,188)
Gain for uncertainty about treatments of income taxes	(3,616)	(1,617)	(19,667)
Non - deductible expenses	12,335	12,744	13,608
Income tax true – ups	692	1,267	(11,831)
Penalties and moratorium interest	1,633	40,769	(741)
Income tax rate change effect on deferred taxes for the change in Peruvian tax law once the current Stability Contract expires	325	208	1,117
Other	(636)	3,908	5,094
Current and deferred income tax	463,975	448,551	413,201
Mining taxes	100,579	96,082	88,224
Supplementary retirement fund (deferred)	—	(302)	751

	564,554	544,331	502,176

Effective income tax rate	37.20%	41.13%	35.18%

Income tax -

The income tax expense for the years ended December 31, 2024 and 2023, is shown below:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Income tax
Current	503,797	478,889	350,483
Deferred	(39,822)	(30,338)	62,718
	463,975	448,551	413,201
Mining taxes
Current mining royalty and special mining tax	100,579	96,082	88,224

Supplementary retirement fund
Deferred	—	(302)	751

Income tax expense reported in the statements of comprehensive income	564,554	544,331	502,176

Notes to the Financial Statements (continued)

14.  Revenues

(a)	This item is made up as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)

Copper in concentrate	873,977	3,469,843	891,451	3,219,033	866,703	3,120,448
Copper cathode	77,472	323,073	101,617	394,809	101,368	404,115
Other (primarily silver and molybdenum concentrate)		445,406		529,386		450,732

Total revenues		4,238,322		4,143,228		3,975,295

Revenues with related parties totaled US$4.1 billion, US$4.0 billion and US$3.8 billion for the year ended December 31, 2024, 2023 and 2022, respectively.

The realized and unrealized gains (losses) recognized in revenues for commodity contracts, including embedded derivatives for the years ended December 31 follows:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Copper	36,867	27,215	(186,812)
Molybdenum	(8,396)	(84,243)	(3,561)

(b)	The following table shows sales by geographic region based on the final destination port:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Asia	3,315,595	3,083,051	3,229,797
North America	416,291	547,934	386,768
Europe	320,612	401,512	165,871
South America (primarily Peru)	185,824	110,731	192,859

Total sales	4,238,322	4,143,228	3,975,295

(c)	Concentration of sales -

For the year ended December 31, 2024, 2023 and 2022, 96%, 97% and 95% of the Company’s sales were to related entities (FMC, Sumitomo Metal Mining Company and Climax Molybdenum) respectively.

Notes to the Financial Statements (continued)

15.  Cost of sales

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Materials and supplies	917,531	982,616	915,323
Property plant and equipment depreciation (see Note 7)	571,852	530,199	489,700
Labor (a)	501,678	381,761	343,575
Third-party services	239,547	279,923	246,247
Energy	209,925	249,039	243,549
Change in work in process inventory	49,764	13,538	(1,358)
Variable lease payments, low-value and short-term leases	19,775	17,741	13,369
Depreciation on right-of-use assets (see Note 7)	11,152	11,117	12,708
OEFA and OSINERGMIN contributions (b)	8,208	8,015	9,308
Supplementary Retirement Fund contribution (c)	7,861	7,467	6,371
Loss on materials obsolescence, net (see note 5(a))	6,897	12,496	4,053
Management fees	3,227	3,098	2,540
Intangible amortization	2,342	2,342	2,342
Change in finished goods inventory	2,110	14,165	(10,368)
WIP stockpile write-offs (see Note 5(b))	—	1,527	7,668
Cost related to COVID-19 pandemic	—	—	43,672
Other costs	36,910	48,475	45,439

	2,588,779	2,563,519	2,374,138
(a)

For the year ended December 31, 2024, labor includes an expense of US$138.4 million related to profit sharing (US$130.9 million and US$118.2 million for the year ended December 31, 2023, and 2022 respectively). In October 2024, the Company reached new four - year collective labor agreement (CLA) with one of its two unions and recorded nonrecurring charges of US$30.6 million in third quarter 2024 associated with the new CLA. The agreement follows the successful completion of a new CLA with the second union in April 2024 for which the Company recorded nonrecurring charges of US$66.5 million.

(b)

The Company is subject to OEFA and OSINERGMIN royalties. These funds are used by these agencies as part of their operating budgets for investment supervision in energy and mining, as well as the environment. The calculation for the OSINERGMIN royalty is 0.14% of invoiced sales and the calculation for the OEFA royalty is 0.10% of invoiced sales for the year 2024, 2023 and 2022.

(c)

On July 9, 2011, Law No. 29741 was published, through which the contribution to the Mining, Metallurgical and Steelworks Supplementary Retirement Fund was created. These resources constitute a social security retirement fund for mining, metallurgical and steelworkers. The Mining Supplementary Retirement Fund is applicable to the Company and is calculated based on 0.5% of the annual taxable profit.

In compliance with corporate policies, the Company recognizes administrative costs as an inventory cost (approximately US$32.5 million, US$32.6 million and US$44.5 million for the year ended December 31, 2024, 2023 and 2022 respectively). The effect of this policy is immaterial to the financial statements as a whole.

Notes to the Financial Statements (continued)

16.  Selling expenses

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Copper concentrate freight	135,951	145,725	145,597
Commissions	5,641	5,960	5,350
Cathode freight	2,112	4,102	3,831
Other expenses	2,067	2,457	2,595

	145,771	158,244	157,373

17.  Other operating expenses and revenues

Other operating expenses is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Exploration expenses	11,822	9,179	4,973
Optimization and prefeasibility/feasibility studies	6,585	1,401	8,905
Tax Contingencies	2,823	258	1,078
Royalty non-income tax	2,069	4,488	9,238
Other expenses	370	138	—
Impairment of assets	19	3,546	—
Cancellation of projects	—	2,164	18
Penalties of income tax payments on account (a)	—	70,045	—

	23,688	91,219	24,212
(a)	Corresponded to penalties related to payments on account of income tax from 2006 to 2015 as a result of unfavorable tax rulings issued by the Supreme Court.

Other operating income is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)
Reversal of Supplemental fund retirement deferred (see Note 2(p))	5,414	—	—
Other income (a)	—	3,406	279
	5,414	3,406	279
(a)	Corresponded to changes in estimations from legal advisors in relation to tax positions associated with VAT and non-domiciled income tax for the year 2007.

Notes to the Financial Statements (continued)

18.  Financial expenses and income

Financial expense is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Interests on income tax payments on account (a)	—	73,363	—
Interest on advance payments of customers	4,656	3,901	2,377
Interest on leases (see Note 10(a))	3,320	3,685	3,912
Tax contingencies	2,279	—	—
Interest on revolving credit facility (see Note 10(b))	1,868	1,863	1,880
Amortization of debt issuance cost	699	696	675
Interest on senior unsecured credit facility	—	—	3,196
Other financial expenses	50	50	54
Interest on excess of salaries limit of workers profit sharing (see Note 9(b))	—	—	1,527
Change in estimates of uncertain positions (b)	—	(433)	(4,921)
Capitalized interest associated to capital projects	(3,320)	(3,584)	(3,084)
Change in estimates related to excess of salaries limit of worker profit sharing (see Note 9(b))	—	(12,423)	—

	9,552	67,118	5,616

(a)   Mainly corresponded to the recognition of interest on penalties and interest related to income tax payments on account for the years 2006 to 2015 as a result of unfavorable rulings issued by the Supreme Court against the Company.

Financial Income is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Gain in the fair value of market liquid investment (see Note 3(b))	33,570	35,142	11,215
Interest on tax refunds	5,282	2	—
Interest Earned by Bank Accounts (see Note 3(a))	1,096	15	24
Discounts for Prompt Payment to suppliers	675	1,126	1,075

	40,623	36,285	12,314

19.   Basic and diluted profit per share

Basic and diluted earnings per common share have been determined as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	US$(000)	US$(000)	US$(000)

Profit for the period (US$)	953,177,000	778,964,000	925,353,000
Weighted average number of share outstanding (Note 12(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	2.723	2.225	2.643

Notes to the Financial Statements (continued)

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

The Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally between one and six months after the shipment’s arrival date) based primarily on quoted LME monthly average prices. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on the provisionally priced contract that is adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing (see Note 21).

The table below summarizes the estimated impact on the Company’s profit before income tax as of December 31, 2024, 2023 and 2022, based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 4.328 to US$/pound 4.398 (US$/pound 4.235 to US$/pound 4.287 as of December 31, 2023 and US$/pound 4.178 to US$/pound 4.179 as of December 31, 2022), and the 10% decrease is based on copper prices ranging from US$/pound 3.541 to US$/pound 3.598 (US$/pound 3.465 to US$/pound 3.507 as of December 31, 2023 and US$/pound 3.418 to US$/pound 3.419 as of December 31, 2022).

Effect on profit
before income tax
US$(000)

December 31, 2024
10% increase in future copper prices	73,173
10% decrease in future copper prices	(73,173)

December 31, 2023
10% increase in future copper prices	91,734
10% decrease in future copper prices	(91,734)

December 31, 2022
10% increase in future copper prices	123,181
10% decrease in future copper prices	(123,181)

Notes to the Financial Statements (continued)

Exchange rate risk -

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

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	Increase (decrease)	before income tax
		US$(000)

December 31, 2024
Exchange rate	5%	(29,694)
Exchange rate	(5)%	29,694

December 31, 2023
Exchange rate	5%	(28,316)
Exchange rate	(5)%	28,316

December 31, 2022
Exchange rate	5%	(23,801)
Exchange rate	(5)%	23,801

(b)	Credit risk -

The Company’s exposure to credit risk arises from a customer’s inability to pay amounts in full when they are due and the failure of third parties in cash and cash equivalent transactions. The risk is limited to balances deposited in banks and financial institutions and for trade accounts receivable at the date of the statements of financial position (the Company sells copper concentrate and cathode and molybdenum concentrate to companies widely recognized in the worldwide mining sector and collections are made within 30 days after the fulfillment of the contractual terms). To manage this risk, the Company has established a treasury policy, which only allows the deposit of surplus funds in highly rated institutions, by establishing conservative credit policies and through a constant evaluation of market conditions. Consequently, the Company does not expect to incur losses on accounts involving potential credit risk.

(c)	Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2024, the Company’s exposure to the risk of changes in market interest rates has no significant impact considering that the Company had no outstanding bank debt balances.

(d)	Liquidity risk -

Liquidity risk arises from situations in which cash might not be available to pay obligations at their maturity date and at a reasonable cost. The Company maintains adequate liquidity by properly managing the maturities of assets and liabilities in such a way that allows the Company to maintain a structural liquidity position (cash available) enabling it to meet liquidity requirements. Additionally, the Company has the ability to obtain funds from financial institutions to meet its contractual obligations.

Notes to the Financial Statements (continued)

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes, accruals and benefits to employees, as of December 31, 2024 and 2023:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2024
Trade accounts payable (See Note 8)	—	281,495	2,312	—	—	283,807
Accounts payable - related parties (See Note 4)	—	4,167	1,456	—	—	5,623
Lease liabilities (See Note 10)	—	1,569	7,878	41,176	—	50,623
Other account payable (See Note 9)	—	20,937	4,477	—	—	25,414

Total	—	308,168	16,123	41,176	—	365,467

As of December 31, 2023
Trade accounts payable (See Note 8)	—	276,541	5,206	—	—	281,747
Accounts payable - related parties (See Note 4)	—	2,087	1,381	—	—	3,468
Lease liabilities (See Note 10)	—	1,420	8,489	49,683	—	59,592
Other account payable (See Note 9)	—	22,285	4,429	—	—	26,714

Total	—	302,333	19,505	49,683	—	371,521

(e)	Capital risk -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2024.

Notes to the Financial Statements (continued)

21.  Embedded derivatives

As indicated in note 2(d) the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2024 and 2023, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2024
	Pounds		Provisional
	payable	Maturity	pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	182,734	January to May 2025	Between 4.015 and 4.410	Between 3.934 and 3.998	(33,125)
Copper Cathode	1,764	January 2025	4.011	3.934	(136)
Molybdenum	5,912	January to April 2025	Between 18.630 and 19.279	18.546	(2,885)
	Ounces payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Ounces	US$/Ounces	US$(000)
Silver	725	January to May 2025	Between 29.792 and 32.836	Between 29.060 and 29.670	(1,458)

					(37,604)

			As of December 31, 2023
	Pounds
	payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	231,774	January to May 2024	Between 3.588 and 3.840	Between 3.850 and 3.897	34,581
Copper Cathode	5,072	January 2024	3.869	3.850	(95)
Molybdenum	2,173	January to February 2024	Between 15.251 and 17.803	17.395	2,384

	Ounces
	payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Ounces	US$/Ounces	US$(000)
Silver	757	January to May 2024	Between 21.568 and 24.910	Between 23.910 and 24.370	565

					37,435

Embedded derivative adjustments are recorded on the statements of financial position in “Trade account receivable – related parties.”

22.  Hierarchy and fair value of financial instruments

Hierarchy -

As of December 31, 2024 and 2023, the only financial assets carried at fair value are embedded derivatives, included in trade accounts receivable and related parties, which are generated by the sale of copper, molybdenum and silver and measured at fair value based on commodity prices. The net value of this embedded derivative as of December 31, 2024, was a liability of US$37.6 million (asset of US$37.4 million as of December 31, 2023). Embedded derivatives are categorized within Level 2 of the fair value hierarchy. The fair value of embedded derivatives is determined using information directly observable in the market (forward prices of metals).

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

Based on the foregoing, there are no significant differences between the book value and the fair value of financial instruments (assets and liabilities) as of December 31, 2024 and 2023.

23.   Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles (U.S. GAAP)

The Company’s financial statements have been prepared in accordance with IFRS Accounting Standards Iwhich differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 24 and are principally related to the items discussed in the following paragraphs:

(a)	Stripping Cost

Under IFRS Accounting Standards, the production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the cost of inventory, while the production stripping costs are capitalized as a stripping activity asset, if certain criteria are met, and amortized based on proved and probable reserves of each ore body (component) identified in the open pit. See note 2 (b).

Under U.S. GAAP, the costs of clearing removal (production stripping costs) incurred during the production stage are recorded as part of the production cost of inventories; accordingly, such costs are recorded on the income statement at an earlier time than under IFRS Accounting Standards.

(b)	Inventories

Under IFRS Accounting Standards, the inventory costs include the amortization of production-stripping costs. Also, inventories are valued using the weighted average method and includes the stripping activity asset and worker’s profit sharing.

Under U.S. GAAP, the inventory cost excludes the amortization of production-stripping cost and the inventories are determined using the Last-In-First-Out (LIFO) method.

(c)	Deferred workers’ profit sharing

Under IFRS Accounting Standards, the workers’ profit sharing is calculated based on the Company’s taxable income and is recorded as an employee benefit (cost of production or administrative expense, depending on the function of the workers).

Under US GAAP, the workers’ profit sharing is treated in a similar way as income tax since both are calculated based on the Company’s taxable income. Therefore, the Company calculates a deferred workers’ profit sharing resulting from the taxable and deductible temporary differences.

(d)	Deferred income tax –

The differences between US GAAP and IFRS Accounting Standards are re-measurements that lead to different temporary differences.

(e)	Remediation and mine closure –

Under IFRS Accounting Standards, the liability is measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability).

Notes to the Financial Statements (continued)

Under IFRS Accounting Standards, the Company updates the discount rate used to discount its liability at the closing date, this change in the discount rate has an impact (increase/decrease) on the book value of the asset retirement cost (ARC) and the remediation liability.

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

Under IFRS Accounting Standards, in accordance with IAS 16, the main components associated with mine equipment (primarily engines) are capitalized and depreciated based on the estimated useful lives.

Under U.S. GAAP, the Company’s policy is that those components are charged directly to the statement of comprehensive income at the time are utilized.

(g)	Water truck conversion

Under IFRS Accounting Standards, in accordance with IAS 16, the conversion of truck into water truck are capitalized.

Under U.S. GAAP, the Company’s policy is that those conversion costs are treated as operating expense and charged directly to the statement of comprehensive income at the time are performed.

24.  Reconciliation between net income and shareholders’ equity determined under IFRS accounting standards and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2024, 2023 and 2022 and to shareholders’ equity as of December 31, 2024, 2023 and 2022 that would be required if U.S. GAAP had been applied instead of IFRS accounting standards in the financial statements:

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Net profit under IFRS accounting standards	953,177	778,964	925,353
Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization, note 23(a)	(121,538)	(210,244)	(170,012)
Inventories valuation, note 23(b)	41,381	(12,728)	(1,077)
Remediation and mine closure, note 23(e)	781	996	(485)
Deferred workers’ profit sharing, note 23(c)	17,303	25,746	(1,244)
Lease activity	5	412	767
Deferred income tax, note 23(d)	16,887	71,534	62,941
Mine equipment main components, note 23(f)	(9,750)	(8,824)	(11,089)
Water truck conversion 23(g)	(6,554)	348	(7,769)
Other	(3,061)	(3,441)	(1,911)

Net income under U.S. GAAP	888,631	642,763	795,474

Notes to the Financial Statements (continued)

	2024	2023	2022
	US$(000)	US$(000)	US$(000)

Shareholders’ equity under IFRS accounting standards	6,783,485	6,680,374	6,651,427
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization, note 23(a)	(870,052)	(748,514)	(538,270)
Inventories valuation, note 23(b)	(213,962)	(255,343)	(242,615)
Remediation and mine closure, note 23(e)	(4,336)	(5,117)	(6,113)
Deferred workers’ profit sharing, note 23(c)	(17,861)	(35,164)	(60,910)
Lease activity	6,041	6,036	5,624
Deferred income tax, note 23(d)	382,701	365,814	294,280
Mine equipment main components, note 23(f)	(56,775)	(47,025)	(38,201)
Water truck conversion 23(g)	(13,975)	(7,421)	(7,769)
Stock-based compensation	(10,724)	(10,790)	(10,807)
Other	(8,354)	(5,293)	(1,853)

Shareholders’ equity under U.S. GAAP	5,976,188	5,937,557	6,044,793

Notes to the Financial Statements (continued)

25.   New U.S. GAAP Accounting Pronouncements

The new accounting pronouncements applicable to the Company are detailed below:

Accounting Standards Update- ASU 2024-01—Compensation-Stock Compensation (Topic 718): Scope Application of Profit Interest and Similar Awards

The Board decided that for public business entities, the amendments are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods.

The amendments in this Update should be applied either (1) retrospectively to all prior periods presented in the financial statements or (2) prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. If the amendments are applied retrospectively, an entity is required to provide the disclosures in paragraphs 250-10-50-1 through 50-3 in the period of adoption. If the amendments are applied prospectively, an entity is required to disclose the nature of and reason for the change in accounting principle.

Accounting Standards Update- ASU 2024-02—Codification Improvements: Amendments to Remove References to the Concepts Statements

The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024.

Early application of the amendments in this Update is permitted for all entities, for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period.

An entity should apply the amendments in this Update using one of the following transition methods:

1. Prospectively to all new transactions recognized on or after the date that the entity first applies the amendments.

2. Retrospectively to the beginning of the earliest comparative period presented in which the amendments were first applied. An entity shall adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented.

Accounting Standards Update- ASU 2024-03—Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses:

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements.

26.   Subsequent events

Since December 31, 2024, and through the date these financial statements were issued, no material events have occurred that may affect the interpretation of these financial statements and that have not been appropriately addressed in these financial statements.