Form 20-F
period 2025-12-31
BUENAVENTURA MINING CO INC
filed 2026-04-30
CIK 1013131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

INTRODUCTION

Presentation of Financial Information

As used in this Annual Report on Form 20-F, or “Annual Report,” unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” “BVN” and “Buenaventura” mean Compañía de Minas Buenaventura S.A.A. and its consolidated subsidiaries. Unless otherwise specified or the context otherwise requires, references to “$,” “US$,” “Dollars” and “U.S. Dollars” are to United States Dollars and references to “S/,” “Sol” or “Soles” are to Peruvian Soles, the legal currency of the Republic of Peru, or “Peru”.

We present our consolidated financial statements (the “Consolidated Financial Statements”) in accordance with IFRS accounting standards, as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, references to a value denominated in “t” or “tonnes” refer to metric tons; the terms “g” or “gr” refer to metric grams; the terms “oz.” or “ounces” refer to troy ounces of a fineness of 999.9 parts per 1,000, equal to 31.1035 grams.

Pursuant to the rules of the United States Securities and Exchange Commission (the “SEC”), this Annual Report includes certain separate financial statements and other financial information of Sociedad Minera Cerro Verde S.A.A., or “Cerro Verde.” Cerro Verde maintains its financial books and records in U.S. Dollars and presents its financial statements in accordance with IFRS accounting standards as issued by the IASB.

We record our investment in Cerro Verde in accordance with the equity method as described in “Item 5. Operating and Financial Review and Prospects—Buenaventura—A. Operating Results—General” and Note 2.4(f) to the Consolidated Financial Statements. As of December 31, 2025, 2024 and 2023, our equity interest in Cerro Verde was 19.58%.

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

The words “anticipate,” “may,” “can,” “plan,” “believe,” “estimate,” “expect,” “project,” “intend,” “likely,” “will,” “should,” “to be” and any similar expressions are intended to identify those assertions as forward-looking statements. In making any forward-looking statements, we believe that the expectations are based on reasonable assumptions. We caution readers that those statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include:

●	The results of explorations at our mines and those of our mines of joint venture partners;
●	the results of our joint ventures and our share of the production of, and the income received from, such joint ventures;

●	commodity prices;
●	production rates;
●	geological and metallurgical assumptions;
●	industry risks;
●	timing of receipt of necessary governmental permits or approvals;
●	regulatory changes;
●	political risks;
●	inaccurate estimates of reserves or mineralized material not in reserve;
●	anti-mining protests or other potential issues with local community relationships;
●	labor relations;
●	The effects of pandemics, or the future outbreak of any other highly infectious or contagious disease, and any subsequent mandatory regulatory restrictions;
●	containment measures and environmental risks;
●	our ability to finance capital expenditures;
●	our ability to replace reserves as they become depleted;
●	our ability to maintain positive relationships with the communities in which we operate;
●	information technology failures;
●	risks relating to tailings dams;
●	legal proceedings and their effect on our existing financing agreements;
●	any future defaults in respect of our outstanding debt agreements;
●	the ongoing conflict between Russia and Ukraine; and
●	other factors described in more detail under “Item 3. Key Information—D. Risk Factors.”

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

Glossary of Selected Mining Terms

●	Alteration: Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solution.
●	Ag: Silver.
●	As: Arsenic.
●	Assay: The chemical analysis of mineral samples to determine the metal content.
●	Au: Gold.
●	Brownfield project: An exploration or development project near or within an existing operation, which can share infrastructure and management.
●	Capital Expenditure: All expenditures not classified as operating costs but excluding corporate sunken costs such as acquisition.
●	Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.
●	Concentrate plant: A plant where metal concentration occurs.
●	Composite: Combining more than one sample result to give an average result over a larger distance.
●	Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
●	Crushing: Initial process of reducing ore particle size by impact to render it more amenable for further processing.
●	Cu: Copper.
●	Cut-off Grade (CoG): The grade of mineralized rock above which it becomes profitable to extract the mineralization.
●	Deposit: A mineralized body that has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved.
●	Development: The process of constructing a mining facility and the infrastructure to support the facility is known as a mine development.
●	Diamond drill: A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections an inch or more in diameter.
●	Dilution: Waste which is rock below an economic cutoff value mined with ore.
●	Dip: Angle of inclination of a geological feature/rock from the horizontal.
●	District: A bounded division and organization of a mining region.

●	Disseminated: Fine particles of mineral dispersed throughout the enclosing rock.
●	Exploration: Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.
●	Fault: The surface of a fracture along which movement has occurred.
●	Gangue: Non-valuable components of the ore.
●	Grade: The measure of concentration of a specific mineral within mineralized rock.
●	Greenfield project: An exploration or development project that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.
●	Host rock: A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur.
●	Hydrothermal: A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution.
●	Igneous: Primary crystalline rock formed by the solidification of magma.
●	Indicated Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.
●	Inferred Mineral Resource: A mineral resource that is part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.
●	Intrusion: The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed.
●	Kriging: An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
●	Lithological: Description of the physical characteristics of a rock.
●	Massive: Said of a mineral deposit, especially of sulfides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit.
●	Measured mineral resource: That part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.
●	Mn: Manganese.
●	Mo: Molybdenum.
●	Metal Concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.

●	Mineral Reserve: The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of “modifying factors” (which are defined as considerations used to convert mineral resources to mineral reserves, including, mining processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors). Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
●	Mineral resource: A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
●	Mineralization: The concentration of metals and their chemical compounds within a body of rock.
●	Mine site: An economic unit composed of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.
●	NSR: Net Smelter Return is the net revenue that the owner of a mining property receives from the sale of the mine’s metal/nonmetal products less transportation and refining costs.
●	Open pit: Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.
●	Ore: A mineral or aggregate of minerals from which metal can be economically mined or extracted.
●	Oxide: Mineral that has undergone chemical reaction in which the substance has combined with oxygen.
●	Probable Mineral Reserve: The economically mineable part of an indicated and, in some cases, a measured mineral resource.
●	Proven Mineral Reserve: The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.
●	RC: A method of drilling whereby rock cuttings generated by the drill bit are flushed up from the bit face to the surface through the drill rods by air or drilling fluids for collection and analysis.
●	Sedimentary: Pertaining to rocks formed by the lithification of accumulated of sediments, formed by the erosion of other rocks.
●	Siliciclastic: Silica-based sediments, lacking carbon compounds, which are formed from pre-existing rocks, by breakage, transportation and redeposition to form sedimentary rock.
●	Stratigraphy: The study of stratified rocks in terms of time and space.
●	Sill: A tabular igneous intrusion that parallels the planar structure of the surrounding rock.
●	Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.
●	Strike: Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

●	Sulfide: A sulfur bearing mineral.
●	Sustaining Capital: Capital estimates of a routine nature, which is necessary for sustaining operations.
●	Tabular: Said of a feature having two dimensions that are much larger or longer than the third, or of a geomorphic feature having a flat surface, such as a plateau.
●	Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.
●	Tectonic: Pertaining to the forces involved in, or the resulting structures of, tectonics.
●	Tectonics: A branch of geology dealing with the broad architecture of the outer part of the earth, that is, the major structural or deformational features and their relations, origin and historical evolution.
●	Thickening: The process of concentrating solid particles in suspension.
●	Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this report refer to metric tonnes.
●	Total Expenditure: All expenditures including those of an operating and capital nature.
●	TRS: A Technical Report Summary as required by Regulation S-K 1300.
●	Ultramafic: Said of an igneous rock composed chiefly of mafic minerals.
●	Variogram: A statistical representation of the characteristics (usually grade).
●	Vein: An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with the associated replacement of the host rock; also, a mineral deposit of this form and origin.
●	Volcaniclastic: Pertaining to a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

PART I

ITEM 1.Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.Key Information

A.	Selected Financial Data

This selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this Annual Report. The selected financial information as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 is derived from the consolidated statements of financial position, consolidated statements of profit or loss and consolidated statements of other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. The report of Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada (a member firm of Ernst & Young Global Limited) on our Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 appears elsewhere in this Annual Report. The Consolidated Financial Statements are prepared and presented in accordance with IFRS accounting standards as issued by the IASB, which differs in certain respects from U.S. GAAP. The operating data presented below is derived from our records and has not been subject to audit. The financial information and operating data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Buenaventura,” the Consolidated Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2025	2024	2023

	(US$ in thousands)(1)
Statements of profit or loss data:
Continuing operations
Operating income
Sales of goods	1,720,334	1,147,590	810,961
Sales of services	11,305	7,015	12,884
Total operating income	1,731,639	1,154,605	823,845
Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(750,985)	(568,482)	(457,354)
Unabsorbed cost due to production stoppage	(2,968)	(2,135)	(19,893)
Cost of sales of services, excluding depreciation and amortization	(4,699)	(3,050)	(6,243)
Depreciation and amortization	(120,138)	(150,821)	(181,039)
Exploration in operating units	(51,906)	(50,884)	(49,229)
Mining royalties	(18,552)	(19,946)	(18,839)
Total cost of sales	(949,248)	(795,318)	(732,597)

Gross profit	782,391	359,287	91,248
Operating income (expenses)
Administrative expenses	(70,213)	(61,340)	(69,183)
Selling expenses	(28,662)	(25,768)	(19,392)
Exploration in non-operating areas	(24,766)	(21,860)	(13,452)
Reversal (provision) of contingencies and others	(732)	(596)	6,927
Other, net	(24,812)	195,932	24,973
Total operating income (expenses)	(149,185)	86,368	(70,127)
Operating Profit (loss)	633,206	445,655	21,121
Share in the results of associates and joint venture	307,920	189,847	152,225
Foreign currency exchange difference	64,967	(9,184)	19,375
Finance income	48,346	12,528	9,057
Finance costs	(87,129)	(65,397)	(119,254)
Profit before income tax	967,310	573,449	82,524
Current income tax	(120,334)	(103,116)	(69,306)
Deferred income tax	(7,867)	(53,048)	26,312
Total income tax	(128,201)	(156,164)	(42,994)
Profit from continuing operations	839,109	417,285	39,530
Discontinued operations
(Loss) profit from discontinued operations	(8,921)	(1,022)	(6,848)
Net Profit	830,188	416,263	32,682
Profit attributable to:
Owners of the parent	782,145	402,689	19,855
Non-controlling interest	48,043	13,574	12,827
Net Profit	830,188	416,263	32,682
Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent (3)(4)	3.08	1.59	0.08
Attributable to owners of the parent for continuing operations (2)(3)	3.30	1.64	0.16
Attributable to owners of the parent for discontinued operations (4)(5)	(0.00)	(0.00)	(0.03)
Statement of financial position data:
Total assets	6,022,836	5,047,903	4,533,799
Capital stock	750,497	750,497	750,497
Total shareholders’ equity	4,267,465	3,559,701	3,169,211
Operating data (unaudited)
Production (5)
Gold (oz)	113,167	139,563	147,195
Silver (oz)	14,846,564	14,659,489	7,912,857
Copper (t)	32,426	35,255	35,463
Proven and probable reserves(5)
Gold (oz)	2,697,549	2,703,678	2,478,316
Silver (oz)	143,623,687	157,770,996	105,151,362
Copper (t)	2,014,712	2,069,421	1,913,819
(1)	Except per share, per ADS, outstanding shares and operating data.

(2)	Profit (loss) per share has been calculated for each year as net profit (loss) divided by average number of shares outstanding during the year. As of December 31, 2025, 2024 and 2023, we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares. As of December 31, 2025, 2024 and 2023, we had 271,677 of Investment Shares (as defined below) outstanding, exclusive of 472,963 treasury shares as of December 31, 2025, 2024 and 2023.
(3)	We have no outstanding options, warrants or convertible securities that would have a dilutive effect on earnings per share. As a result, there is no difference between basic and diluted loss per share or ADS.
(4)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including Sociedad Minera El Brocal S.A.A., or “El Brocal,” in which we owned a 61.43% controlling equity interest as of December 31, 2025, 2024 and 2023. Amounts for 2025, 2024 and 2023 exclude production coming from the operating mines classified as discontinued operations.
(5)	The amounts in this table reflect the reserves of all of our consolidated subsidiaries other than Orcopampa, Julcani, La Zanja and Tambomayo, which are not included as disclosed under “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources”, “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”, and including El Brocal, in which we owned a 61.43% controlling equity interest as of December 31, 2025, 2024 and 2023. SRK Consulting Perú S.A. (“SRK”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for Uchucchacua/Yumpag. SLR Consulting (Canada) Ltd. (“SLR”), an independent consultant, audited the process used to estimate proven and probable mineral reserves and mineral resources for El Brocal and Coimolache. SLR Consulting (Canada) Ltd. (“SLR”), an independent consultant, audited the process used to estimate proven and probable mineral reserves for San Gabriel, and SRK Consulting Perú S.A. (“SRK”), an independent consultant, audited the process used to estimate proven and probable ore resources. Mining Plus Peru S.A.C. (“MPP”), an independent consultant, audited the process used to estimate proven and probable ore reserves and resources for Trapiche. Amounts for 2025, 2024 and 2023 exclude reserves coming from the operating mines classified as discontinued operations. The total amount of reserves does not consider ounces from Pads.

Cerro Verde Selected Financial Information and Operating Data

The following table presents selected financial information and operating data for Cerro Verde as of the end of and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, Cerro Verde’s audited financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, or the Cerro Verde Financial Statements. The selected financial information as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been derived from Cerro Verde’s financial statements included in this Annual Report. The report of Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada (a member firm of Ernst & Young Global Limited) on Cerro Verde’s financial statements appears elsewhere in this Annual Report. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS accounting standards as issued by the IASB, which differs in certain respects from U.S. GAAP, as indicated in Note 24 and Note 25 to the Cerro Verde Financial Statements. The operating data presented below, which are based on 100% of Cerro Verde’s production and reserves, are derived from Cerro Verde’s records and have not been subject to audit. The financial information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects—Cerro Verde,” the Cerro Verde Financial Statements and the related Notes thereto and other financial information included in this Annual Report.

	As of and for the year ended December 31,
	2025	2024	2023

	(US$ in thousands) (1)
Statements of comprehensive income:
Revenues	4,728,340	4,238,322	4,143,228
Costs of sales	(2,562,301)	(2,588,779)	(2,563,519)
Gross Margin	2,166,039	1,649,543	1,579,709
Operating expenses
Selling expenses	(118,643)	(145,771)	(158,244)
Other operating expenses	(63,528)	(23,688)	(91,219)
Other operating income	6,510	5,414	3,406

Operating profit	1,990,378	1,485,498	1,333,652
Financial income	40,012	40,623	36,285
Financial expenses	(7,495)	(9,552)	(67,118)
Foreign exchange gain differences, net	72,439	1,162	20,476
Profit before income tax	2,095,334	1,517,731	1,323,295
Income tax expense	(728,205)	(564,554)	(544,331)
Profit for the year	1,367,129	953,177	778,964
Basic and diluted earnings per share	3.905	2.723	2.225
Weighted average number of shares outstanding	350,056,012	350,056,012	350,056,012
Statement of financial position data:
Total assets	9,224,620	8,034,461	7,930,910
Capital Stock	990,659	990,659	990,659
Total shareholder's equity	7,601,005	6,783,485	6,680,374
U.S. GAAP
Profit for the year	1,284,971	888,631	642,763
Total shareholder's equity	6,711,159	5,976,188	5,937,557
Operating data (unaudited):
Production:
Copper (in thousand of recoverable pounds)	863,099	949,463	985,542
Proven and probable reserves:
Copper proven and probable reserves (Total Cerro Verde) (in million pounds)	28,935	29,171	31,067
Copper proven and probable reserves (attributable to the Company based on equity participation) (in million pounds) (2)	5,665	5,712	6,083
(1)Except per share and operating data.
(2)BVN’s equity participation in Cerro Verde was 19.58% for all the years shown.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Factors Relating to the Company

Our financial performance is highly dependent on the performance of our partners under our mining exploration and operating agreements.

Our participation in joint venture mining exploration projects and mining operations with other experienced mining companies is an integral part of our business strategy. Our partners, co-venturers and other shareholders in these projects generally contribute capital to cover the expenses of the joint venture or provide critical technological, management and organizational expertise. The results of these projects can be highly dependent upon the efforts of our joint venture partners, and we rely on them to fulfill their obligations under our agreements.

Our and Cerro Verde’s financial performance is highly dependent on the prices of gold, silver, copper and other metals.

The results of our and Cerro Verde’s operations are significantly affected by the market price of specific metals, which are cyclical and subject to substantial price fluctuations. We derive our revenues primarily from the sale of gold, silver, and copper, and in the case of Cerro Verde, in which we have a material equity investment, we derive revenues primarily from copper sales. The prices that we and Cerro Verde obtain for gold, silver, copper and ore concentrates containing such metals, as applicable, are directly related to world market prices for such metals. Such prices have historically fluctuated widely and are affected by numerous factors beyond our control, including (i) the overall demand for and worldwide supply of gold, silver, copper and other metals; (ii) levels of supply and demand for a broad range of industrial products; (iii) the availability and price of competing commodities; (iv) international economic and political trends; (v) currency exchange fluctuations (specifically, the U.S. Dollar relative to other currencies); (vi) expectations with respect to the rate of inflation; (vii) interest rates; (viii) actions of commodity markets participants; and (ix) global or regional political or economic crises.

In the past, we engaged in hedging activities, such as forward sales and option contracts, to minimize our exposure to fluctuations in the prices of gold, silver and other metals; however, we and our wholly owned subsidiaries no longer hedge the price at which our gold and silver will be sold except for the Brocal unit that is allowed to hedge the price of copper and zinc. In addition, Cerro Verde does not engage in hedging activities. As a result, the prices at which we and Cerro Verde sell gold, silver, copper and ore concentrates, as applicable, are fully exposed to the effects of changes in prevailing market prices. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 34 to the Consolidated Financial Statements.

On December 31, 2025 and March 31, 2026, the morning fixing price for gold on the London Bullion Market was US$4,308 per ounce and US$4,554 per ounce, respectively. On December 31, 2025 and March 31, 2026, the afternoon fixing spot price of silver on the London market, or “London Spot,” was US$71.99 per ounce and US$72.69 per ounce, respectively. On December 31, 2025 and March 31, 2026, the London Metal Exchange Spot Price for copper was US$12,504 per tonne and US$12,160 per tonne, respectively.

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

A future pandemic could have an adverse impact on our and Cerro Verde’s ability to conduct business.

A pandemic outbreak, similar to COVID-19, could lead to workforce reductions due to illness, quarantine measures, or travel restrictions. This may force us or Cerro Verde to limit field operations and shift to remote work, impacting productivity, delaying projects, and increasing operational costs. Additionally, reduced on-site presence could affect safety supervision, equipment maintenance, and overall efficiency, creating challenges similar to those experienced during the COVID-19 pandemic. Any such measures could have a material adverse effect on our and Cerro Verde’s business, prospects, financial condition, results of operations or cash flows.

Economic, mining, and other regulatory policies of the Peruvian government, along with political, regulatory, and economic developments in Peru, may adversely affect our and Cerro Verde’s businesses. Additionally, environmental and other laws and regulations may increase our costs, restrict operations, or cause operational delays.

Our activities and those of Cerro Verde require mining concessions or provisional permits from the Ministry of Energy and Mines (MEM). To maintain these rights, companies must meet minimum production or investment levels and pay annual fees. Failure to meet these requirements for two consecutive years could result in the loss of mining rights. Additionally, we must pay mining royalties and taxes, and the Peruvian government may impose new taxes or royalties, which could negatively affect our financial results. Regulatory changes or stricter enforcement could increase compliance costs or require operational adjustments.

Our operations and those of Cerro Verde are also subject to numerous environmental laws and regulations, and any future environmental protection laws could impose additional costs or constraints. While we are currently in compliance with regulations, future developments may adversely affect our business. Our and Cerro Verde’s ability to obtain and maintain permits and approvals for exploration, development, and operation depends on our approach to creating social and economic benefits for surrounding communities, and delays in obtaining necessary permits could adversely impact our operations.

Our operations are subject to physical challenges related to climate change.

Climate change may have an adverse impact on the regions where our operations and those of Cerro Verde are located. Our and Cerro Verde’s operations are exposed to certain risks due to climate change including droughts, heavy precipitation, extremely high temperatures and severe weather events, such as El Niño and Global El Niño. Extreme weather conditions could disrupt day-to-day mining operations. For example, flooding may damage the roads we rely on and potentially reduce our productivity, increase our costs and increase the lead times for mineral concentrates and supplies. Additionally, exceptionally high level of precipitation could exceed the capacity of our water treatment plants, which is a risk we factor into operational analysis.

Our operations and results of operations may be affected by international conflicts and terrorist activities.

Our business and operations and those of Cerro Verde may be adversely affected by political tension, hostility and instability caused by conflicts around the world. It is not possible to predict the broader or longer-term consequences of this risk as it could end in the expansion of conflicts into adjacent countries, further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, fuel prices, critical mining commodities, transport issues, currency exchange rates and financial, credit and insurance markets, and others.

For example, in response to Russia’s invasion of Ukraine, the European Union, the U.K. and the U.S. introduced extensive sanctions on Russia and Belarus, including targeted restrictions on individuals and entities, export controls, restrictions on economic relations, trade and financial transactions. These sanctions have had, and may continue to have a disruptive effect on global markets, particularly energy markets, contributing to volatility in fuel prices and increasing costs for airlines and airport operators.

Global markets and supply chains have been, and may continue to be, adversely affected by the ongoing conflict following the Hamas attack on October 7, 2023 and the subsequent military response by Israel. After an initial agreement in January 2025, on October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. The security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

On February 28, 2026, the United States and Israel launched a joint military operation against Iran—codenamed “Operation Epic Fury”—targeting the country’s leadership, nuclear facilities, missile sites, and security forces, resulting in the killing of Supreme Leader Ayatollah Ali Khamenei and other senior Iranian officials. In retaliation, Iran launched hundreds of ballistic missiles and drones against Israel, United Arab Emirates, Qatar, and U.S. military bases in the region. Iran is also believed to have significant influence over extremist groups in the region, including Hamas, Hezbollah, and the Houthis. Ongoing geopolitical tensions, including the potential for military escalation and broader regional conflict, may adversely affect economic conditions and create uncertainty that could negatively impact our business, financial condition and results of operations. In addition, the virtual closure of shipping through the Strait of Hormuz has raised concerns about broader disruptions to global energy supply, which could in turn contribute to elevated inflation and slower economic growth in major economies. As an example, on March 8, 2026, oil prices surged due to the war, reaching US$119.50 a barrel, being that the first time in four years in which prices rose above US$100 per barrel. The price came down to just below US$100 per barrel on that same day. However, considering the importance of the region for global oil supply, a prolonged conflict could materially increase oil prices. On April 6, 2026, the United States and Iran entered into a two week ceasefire agreement.

In addition to the ongoing conflict in the Middle East, on January 3, 2026, United States military forces conducted a large-scale operation in Venezuela known as “Operation Absolute Resolve,” which resulted in the capture of Venezuelan President Nicolás Maduro and his wife, Cilia Flores, in Caracas and their transfer to the United States to face federal charges. The intervention has elicited strong international reactions and underscored the potential for rapid shifts in political dynamics in the region, which could influence investor perceptions of risk and volatility in emerging markets, including Peru.

We cannot predict the progress, outcome or consequences of the conflicts in Ukraine or Israel, or their broader impacts in Ukraine, Russia, Belarus, Europe, the U.S., the Middle East, Iran or Venezuela. The duration and effects of military conflicts are highly unpredictable and could lead to significant market and other disruptions, including significant volatility in commodity prices, fluctuations in energy resources supply, instability in financial markets, supply chain disruptions, political and social instability, trade disputes or, changes in consumer or purchaser preferences, as well as an increase in cyberattacks and espionage. These geopolitical tensions have contributed to increases in fuel price and may in the future affect our profitability. Sanctions, trade disputes, or other governmental action related to tariffs or international trade agreements, could have a material adverse effect on our costs and suppliers and, consequently, on our financial condition, results of operations, cash flows or prospects.

Our estimates of mineral reserves and resources may be materially different from the total mineral quantities we actually recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain mineral reserves and resources uneconomical to mine.

There is a degree of uncertainty attributable to the estimation of mineral reserves and resources. Until mineral reserves and resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only, and no assurance can be given that the indicated levels of metals will be produced. To determine whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties. The estimation of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the qualified persons preparing such estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry’s best practices. Valid estimates made at a given time may significantly change when new information becomes available.

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

Our long-term results of operation depend on our ability to replenish our mineral reserves, and we may be unable to replace them as they become depleted by production.

Mineral reserve data only provides an estimate of future operations and is depleted as mining progresses. We use strategies like exploration and acquiring mining concessions to replenish and expand our reserves. If we cannot replace or develop our mineral reserves, our business and prospects could be negatively impacted. Exploration for metals like gold, silver and copper are highly speculative and involves significant risks, often with uncertain outcomes. The process from discovery to production can take years, and the economic feasibility of mining may change during that time. Substantial investments are needed to establish reserves and build necessary facilities, and there is no guarantee that exploration projects will be successful or that our or Cerro Verde’s reserves will be replaced.

Our metals exploration efforts are highly speculative in nature and may not be successful.

Precious metals exploration, particularly gold exploration, is highly speculative in nature, involves many risks and is frequently unsuccessful. We cannot assure you that our or Cerro Verde’s metals exploration efforts will be successful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that our and Cerro Verde’s exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

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

Increased operating costs, including higher equipment, energy, and production costs, as well as disruptions in energy supply and shortages of equipment and skilled labor, could adversely affect our profitability and results of operations.

Mining costs can vary due to factors such as ore grade, metallurgy changes, and adjustments to mine plans. Costs are also influenced by the prices of fuel, electricity, and labor, which can be volatile and affect profitability. The global increase in mining activity has led to higher demand and costs for equipment, supplies, and skilled labor, impacting operating and capital budgets, and potentially delaying expansion projects. Energy, a significant part of our production costs, is mainly sourced from electricity, petroleum products, and natural gas. Disruptions in energy supply or inability to procure energy at reasonable prices could affect profits and growth opportunities. Additionally, prices of commodities used in our and Cerro Verde’s operations, such as cyanide and explosives, can fluctuate due to market conditions, potentially reducing profitability and increasing capital costs for new projects. Furthermore, global inflation could increase overall operating costs, putting additional pressure on supplies, labor, and energy expenses, which could further strain profit margins and expansion plans.

Our business is capital-intensive, and we may not be able to finance necessary capital expenditures required to execute our business plans.

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

The business of mining, smelting and refining gold, silver, copper and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes, most of which are beyond our control. Such occurrences could result in damage to, or destruction of, mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We and Cerro Verde each maintain insurance against risks that are typical in the mining industry in Peru and in amounts that we and Cerro Verde believe to be adequate, but which may not provide adequate coverage in certain circumstances. No assurance can be given that such insurance will continue to be available at economically feasible premiums or at all. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or to other companies within the industry.

Legal proceedings could have a material adverse effect on our business.

Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax losses that were offset during fiscal years 2009 and 2010.

During 2007 and 2008, Buenaventura modified its client contracts for the sale of gold, shifting from a fixed price arrangement to a variable price arrangement. This change allowed the Company to appropriately benefit from improved market prices. Additionally, it resulted in Buenaventura incurring significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax payable by Buenaventura for fiscal years 2009 and 2010. However, the modified pricing structure also favorably impacted Buenaventura’s financial results, with a corresponding increase in Buenaventura’s income tax payments to SUNAT during subsequent fiscal years.

SUNAT’s position is that Buenaventura should disregard the additional expenses incurred in connection with the transition to a variable price arrangement for purposes of calculating its income tax for fiscal years 2007 and 2008. According to SUNAT, such payments correspond to an early settlement of financial derivative contracts in circumstances where the Company did not establish the purpose of, or the risks covered by, such instruments. Additionally, SUNAT does not recognize the tax losses that the Company offset during fiscal years 2009 and 2010, related to the losses incurred during fiscal years 2007 and 2008.

SUNAT’s claim for fiscal years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$110.8 million based on the exchange rate as of December 31, 2025), which, when accounting for alleged penalties and interest as of the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, increased to 2,107.5 million soles (approximately US$625.7 million based on the exchange rate as of December 31, 2025).

On November 26, 2020, following the decision of the intervening tax court to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT initiated collection proceedings in respect of such amounts.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the fiscal years 2007, 2008, 2009 and 2010 that had been subject to deferment and installment arrangements and that are recorded under the caption “Trade and other receivables, net.” For fiscal years 2007 and 2008, the total amount paid was S/1,584 million (equivalent to US$470 million based on the exchange rate as of December 31, 2025). For fiscal year 2009, the total amount paid was S/193 million (equivalent to US$57 million based on the exchange rate as of December 31, 2025). For fiscal year 2010, as a result of a deferral and installment arrangement, the total amount paid was S/357 million (equivalent to US$94.9 million based on the exchange rate as of December 31, 2025). During 2025, SUNAT refunded an amount of S/123,895,000 (equivalent to US$25.6 million based on the exchange rate as of December 31, 2025), corresponding to penalties and interest for the period from November 12, 2018 to July 31, 2021. Accordingly, the net amount of S/232,795,000 (equivalent to US$69,326,000) is presented under the caption “Trade and other receivables”, see note 7(c).

In November 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the cassation ruling declaring the lawsuit filed by the Company regarding the disallowance of the carry-forward of tax losses in fiscal year 2009 as unfounded. In response, on December 22, 2023, the Company and its sponsoring counsel filed an amparo action before the Constitutional Chamber of the Superior Court of Justice seeking the annulment of the cassation ruling due to alleged violations of the Company’s constitutional right to judicial protection.

As part of the assessment of the status of the proceedings as of year-end 2023, Buenaventura’s legal advisors concluded that the probability of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 was less than 50%. Accordingly, a liability was recognized with an effect on the results of the year in the amount of S/420 million (equivalent to US$113.2 million) in respect of the portion of accounts receivable related to such carry-forwarded losses. During fiscal year 2025, SUNAT refunded a portion of the amounts paid related to fiscal year 2010 in compliance with a Supreme Court ruling due to inconsistent application of legal criteria. As a result of such refund, the Company reversed a portion of the provision in the amount of S/75.8 million (equivalent to US$22.5 million), which had been initially recognized in 2023, and recognized such reversal as income in the consolidated statement of income for fiscal year 2025. Consequently, the net liability for tax claims amounts to S/344 million (equivalent to US$102 million based on the exchange rate as of December 31, 2025).

The aforementioned liability does not represent a withdrawal from the proceedings, as the process remains ongoing. Furthermore, it does not involve a cash outflow, as it relates to amounts fully paid in prior years and recognized in accounts receivable.

In March 2024, the Supreme Court notified the cassation ruling declaring the lawsuit filed by the Company to assert its position regarding derivative financial instrument transactions carried out in 2007 as unfounded. In April 2024, the Company and its representing counsel filed an amparo action seeking the annulment of the cassation ruling due to alleged violations of constitutional principles and rights, including the principle of non-retroactivity of the law, the principle of legal certainty and the principle of legality, and, as an alternative request, seeking an order for the Supreme Court to issue a new ruling without incurring in the alleged violations. On June 14, 2024, the Constitutional Chamber of the Superior Court of Justice declared such amparo action inadmissible. On August 21, 2024, the Company’s counsel appealed such decision, and the case file was elevated to the Supreme Court acting as the appellate court.

We will continue to pursue appeals in respect of this matter before the Peruvian courts. These legal proceedings may be costly and time-consuming, and there can be no assurance as to their final outcome or that SUNAT will not bring future claims against us.

We may be adversely affected by labor disputes.

Our ability to achieve our goals and objectives is dependent, in part, on maintaining good relations with our employees. A prolonged labor disruption at any of our material properties could have a material adverse impact on our results of operations.

As of December 31, 2025, unions represented approximately 15.12% of our and our subsidiaries’ employees, including Coimolache’s employees and contractors. Although we consider our relationship with our employees to be positive, there can be no assurance that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our operations and/or operating results in the future.

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

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our and Cerro Verde’s results of operations and financial position. Despite this, we have installed geotechnical instrumentation according to indications of consultants, reviewers and engineers of record. We also monitor instrumentation according to operation manuals of each component and recommendations of specialists. All these implementations have been carried out following Peruvian laws and international standards for such as The Canadian Dam Association (CDA) for designs in tailings facilities and The Mining Association of Canada (MAC) for management of tailings facilities. Both standards consider the entire life cycle of tailing facilities, from the conception, through the design, construction, operation, closure and post-closure.

We rely on contractors to conduct a significant portion of our operations and mine development projects.

A significant portion of our and Cerro Verde’s operations and mine development projects are currently conducted by contractors. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

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

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our and Cerro Verde’s results of operations and financial position.

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

As of December 31, 2025, we had a 19.58% partnership interest in Cerro Verde and we held 12.16% of Tinka Resources Limited’s outstanding voting stock. These interests may constitute “investment securities” for purposes of the Investment Company Act.

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

Credit rating agencies could downgrade our ratings either due to factors specific to Buenaventura, a prolonged cyclical downturn in the precious metals mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. Currently, Buenaventura is rated “BB” by Fitch, and “BB-” by S&P Global Ratings.

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

The rupture of a tailings dam or similar structure may cause severe damages. Currently, the Company owns 15 tailings dams, consisting of 1 under construction (which we expect to be finalized in June 2026), 5 active and 9 inactive (those in the process of being closed or remediated) tailing dams, and other geotechnical structures like water dams, dumps, open pits, and leaching pads. All active, the one under construction, and three of the inactive tailings dams were built using the “downstream” raising method or were raised with filtered/compacted tailings. The remaining inactive tailings dams were built using the “upstream” raising method, which could present stability risks, especially related to liquefaction.

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

Our and Cerro Verde’s business is subject to a significant number of laws and regulations in Peru and the United States, including without limitation, those pertaining to anti-bribery and anti-corruption, such as Peru’s Law 30424 – Law that Regulates the Administrative Liability of Legal Entities in Criminal Process, as amended, the Foreign Corrupt Practices Act (“FCPA”) and the applicable sanctions imposed by the United States Treasury’s Office of Foreign Assets Control (“OFAC”).

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

Both Compañía de Minas Buenaventura and Cerro Verde conduct their mining operations exclusively in Peru. Consequently, the political and social instability that periodically affects Peru, as well as the severe weather events that primarily impact the north coast and center of the Peruvian territory impacts our and Cerro Verde’s business, financial condition and mining activity results.

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

President Castillo faced three presidential vacancy processes to remove him from office based on charges related to tax investigations, links to individuals related to radical left factions, and ties to a shadow power group, among others. The third presidential vacancy vote scheduled for December 7, 2022, was expected to fail for lack of sufficient support. However, on December 7, 2022, President Castillo announced the dissolution of Congress and establishment of an exceptional emergency government in an attempted “self-coup”. On the same day, Congress vacated Castillo and inaugurated Dina Boluarte as the first female president of Peru.

Dina Boluarte, an official from Apurimac and vice president of Pedro Castillo, started her provisional government in a context in which large sections of the country began to demand the recall of the politicians, not only in the executive branch but also in the legislative branch.

According to analysts, President Boluarte misspoke in the early days of her administration when she declared that she would govern until July 28, 2026, completing the term of her predecessor, Pedro Castillo. However, faced with mounting nationwide protests, the president reversed her decision two months later and announced that she would hold office until 2023. President Boluarte repeatedly called on Congress to undertake constitutional reform to accelerate the at-large elections, which Congress has consistently rejected.

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

More than 60 Peruvians, including a police officer, died during three months of widespread violence in the country at the beginning of 2023. Public and private institutions, such as banks, police stations, supermarkets, municipalities, airports and even the homes of some officials were attacked by radical groups. Likewise, important facilities in the mining-energy sector, such as Camisea (Cusco), Julcani (Huancavelica), and Antapaccay (Cusco) suffered acts of vandalism.

Peruvian authorities commenced several investigations against President Boluarte for unlawful enrichment while crime in Lima, Trujillo and other cities of Peru increased. Finally, on October 10, 2025, President Boluarte was removed from office by the Congress with the favorable vote of 121 congressmen from a total of 122 congressmen attending the Congress meeting, stating that President Boluarte had incurred in “permanent moral incapacity” based on presumed corruption crimes and the insecurity crisis. Simultaneously, Mr. José Jerí, in his capacity of president of the Congress at that time, replaced Ms. Boluarte in accordance with the succession process established in the Peruvian Constitution. Mr Jerí started a provisional government that should finish on July 28, 2026. During this time, President Jerí continued to be formally President of the congress.

However, within a few weeks after his appointment, President Jerí became subject to questioning on the basis that he was filmed holding “secret meetings” with Chinese entrepreneurs who later visited him in the Government Palace. He was also accused of irregularly appointing employees in the Government Palace. The explanations given by President Jerí to Congress on these matters were deemed unacceptable by Congress members, leading to President Jerí’s ouster as President of the Congress and, as result of that, he stepped down as president of Peru on February 17, 2026.

On February 18, 2026, the Peruvian Congress appointed Mr. José María Balcázar, a member of the same political party as former president Castillo, as new president of the Peruvian Congress. In such capacity and in accordance with the succession process established by the Peruvian Constitution, Mr. Balcázar replaced Mr. Jerí as President of Peru.

Political and social instability may increase in Peru, as a result of the first round of election that took place on April 12, 2026, to elect the Peruvian president, two vice-presidents and members of the chamber of deputies and of the Senate for the 2026-2031 period. As of the date of this annual report, the electoral process remains ongoing and the outcome of the first round, including the determination of the candidates who may advance to a ballotage run-off expected to occur on June 7, 2026, has not yet been finalized. Furthermore, based on preliminary results and electoral projections available as of the date of this annual report, it is expected that no political party would obtain a majority in the chamber of deputies nor in the Senate. Increased political or social instability may affect investment in the Peruvian economy, and indirectly have an adverse effect on our operations, including in respect of our ability to finance future projects.

Climatic phenomena in Peru, such as El Niño, earthquakes, and floods, can have a material and adverse impact on economic activities, infrastructure, and our operations.

Peru has historically faced natural phenomena such as earthquakes, geological events, floods, and droughts. A major earthquake could damage critical infrastructure, while El Niño and Global El Niño can cause heavy rainfall, flooding, and mudslides, impacting access to facilities. These events may lead to property and equipment damage, service disruptions, and uninsured losses, potentially affecting our and Cerro Verde’s operations. Additionally, if a significant number of employees were impacted, business continuity could be compromised.

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

As of March 31, 2026, Antofagasta plc and two of our directors (and their families), Roque Benavides and Raul Benavides (collectively, the “Benavides Family”) held an aggregate of approximately 35% of Buenaventura’s outstanding share capital (including outstanding Common Shares and investment shares with a nominal (par) value of ten Peruvian Soles per share, which do not entitle their holders to voting rights (“Investment Shares”)). In addition, certain other members of the Benavides Family are believed to hold a significant number of our Common Shares in aggregate.

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

A sale of a substantial number of shares by our major shareholders could have an adverse impact on the price of our Common Shares and ADSs.

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

ITEM 4.      Information on the Company

BUENAVENTURA

A.History and Development

Overview

We are Peru’s largest publicly traded precious metals company in terms of market capitalization as of December 31, 2025 and we are engaged in the exploration, mining and processing of gold, silver, copper and (to a lesser extent) other metals in Peru. We currently operate El Brocal (Colquijirca-Marcapunta), Uchucchacua/Yumpag, Orcopampa, Tambomayo, Julcani, and La Zanja mines and have a non-controlling interest in the Coimolache mine. We also operate Condesa, a mining and facilities holding company and own an electric power transmission company, a hydroelectric plant and a processing plant, as well as non-controlling interests in several other mining companies, including a significant ownership interest in Cerro Verde, a Peruvian company that operates a copper mine located in the south of Peru. In addition, we operate Buenaventura Trading S.A.S., a trading company. For the year ended December 31, 2025, our consolidated operating income were US$1,732 million and our consolidated net profit was US$830 million.

Discontinued operations. As of December 31, 2025, we have classified two mining units as units with discontinued operations: Poracota and Shila-Paula. See Note 2.4 (u) to the Consolidated Financial Statements.

The table below summarizes the total production and our equity share of production for the Orcopampa, Uchucchacua/Yumpag, Julcani, Tambomayo, El Brocal, La Zanja, Coimolache and Cerro Verde mines for the year ended December 31, 2025:

		Total Production (unaudited)						Buenaventura’s Equity Share of Production (unaudited)
	Buenaventura’s
	Equity	Silver	Gold	Lead	Zinc	Copper	Molybdenum	Silver	Gold	Lead	Zinc	Copper	Molybdenum
UNIT	Ownership	(Oz)	(Oz)	(t)	(t)	(t)	(t)	(Oz)	(Oz)	(t)	(t)	(t)	(t)
Orcopampa	100.00%	18,358	55,632	0	0	0	0	18,358	55,632	0	0	0	0
Uchucchacua/Yumpag	100.00%	11,126,109	0	16,050	26,239		0	11,126,109	0	16,050	26,239	0	0
Julcani	100.00%	1,369,756	8,669	679		459	0	1,369,756	8,669	679	0	459	0
Tambomayo	100.00%	1,119,821	15,842	2,734	2,781	84	0	1,119,821	15,842	2,734	2,781	84	0
El Brocal	61.43%	1,895,554	21,102	0	0	51,902	0	1,164,439	12,963	0	0	31,883	0
La Zanja	100.00%	48,081	20,061	0	0		0	48,081	20,061	0	0	0	0
Coimolache	40.094%	331,401	64,229	0	0		0	132,872	25,752	0	0	0	0
Cerro Verde	19.58%	3,300,513	0	0	0	391,495	9,694	646,240	0	0	0	76,655	1,898
Total Production		19,209,593	185,535	19,464	29,020	443,940	9,694	15,625,676	138,919	19,464	29,020	109,081	1,898

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

History

During the first several decades of our operations, we focused on the exploration and development of silver mines in Peru, including our Julcani, Orcopampa and Uchucchacua mines. Beginning in the early 1980s, we began to explore for gold and other metals in Peru, in order to diversify our business and reduce our dependence on silver. We expanded our mineral reserves through property acquisition and intensive exploration programs which were designed to increase reserves and production of gold. We also conducted exploration leading to the discovery of gold mineralization and subsequent production of gold at our Orcopampa, La Zanja and Tambomayo mines.

Over the last 45 years, we have held an interest in Sociedad Minera El Brocal S.A.A., or “El Brocal,” located in Cerro de Pasco, where we currently own a 61.43% stake and manage the operation. El Brocal operates two mines: Colquijirca and Marcapunta.

In 2024, we began operations at Yumpag, a silver mine located in Pasco, which utilizes the nearby Uchucchacua plant for mineral processing. By the end of 2025, our San Gabriel mine was in the process of transitioning from project execution toward the commencement of operations, which began in January 2026. San Gabriel is an underground gold and silver mine, with doré bars as the final product.

In addition, we made significant equity investments in Cerro Verde, which operates an open pit copper mine in Peru, and Coimolache, which owns the Coimolache gold mine that we operate. As a result of these initiatives, the majority of our revenues are now derived from the production of gold, silver and copper.

Business Strategy

Our strategy is to maximize the Issuer’s value by operating mines with strong and sustainable cash generation. To achieve this, we focus on developing operations that meet the following criteria: (i) positioned near the second quartile of the cost curve, (ii) with a life of mine (“LOM”) exceeding five years for underground operations and over ten years for open-pit operations, and (iii) generating Adjusted EBITDA margins of more than 30% on an average LOM basis.

Our current revenue mix consists of 59% precious metals and 41% base metals. We plan to conduct future exploration programs to maintain a well-diversified metal portfolio.

Regarding leverage, the Issuer has successfully reduced its consolidated net debt (defined as consolidated debt less cash and cash equivalents, excluding any amount listed in the Issuer’s consolidated statement of financial position as “restricted” on such statement of financial position) to Adjusted EBITDA ratio from 3.60:1 as of December 31, 2021 to 0.22:1 as of December 31, 2025. The Issuer’s goal is to maintain a leverage ratio below 2.00:1.

In line with its financial strategy, the Issuer has secured the necessary liquidity to fund its CAPEX programs for the coming years. As part of this strategy, on August 13, 2024, Buenaventura, together with its subsidiary Compañía Minera Condesa S.A. (Condesa), sold their holdings in their jointly-wholly owned subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca (Chaupiloma), the collector of royalties from the Yanacocha mine, to Compañía de Regalías del Perú S.A. (a subsidiary of Franco-Nevada Corporation). Buenaventura and Condesa received a total cash payment of US$210 million (US$70 million and US$140 million corresponding to the Company and Condesa, respectively) upon closing on August 13, 2024, and, subject to satisfaction of the condition that the Conga project achieves commercial production for a full year prior to the twentieth anniversary of closing of the transaction, Buenaventura is entitled to receive a contingent payment in an amount equal to 118,534 common shares of Franco-Nevada or US$15 million in the event that Franco-Nevada is no longer a public company listed on any stock exchange.

We are actively engaged in exploration and mine development programs and are involved in several mining exploration projects with Southern Copper Corporation, Freeport-McMoRan Inc., and Tinka Resources Limited. Additionally, we are focused on enhancing the efficiency and capacity of our mining operations. We are committed to our social and environmental responsibilities and strive to excel in the prevention, mitigation, and rehabilitation of mining-related impacts.

Maintaining an Active Exploration Program

During the years ended December 31, 2025, 2024 and 2023, our “exploration in non-operating areas” expenses and “exploration in operating units” expenses were as follow:

	Year ended December 31,
	2025	2024	2023

	(US$ in thousands)
Exploration in non-operating areas
Marcapunta	11,958	7,966	4,095
Emperatriz	3,216	4,000	3,958
Algarrobo	2,206	—	—
El Faique	1,956	1,434	614
San Gabriel	1,199	623	1,148
Don Jorge	103	1,431	208
Trapiche	21	468	—
Tajo Norte	—	1,425	—
Anamaray (Uchucchacua)	—	891	—
Ccelloccasa	—	—	151
Other, net	4,107	3,622	3,278
Total exploration in non-operating areas	24,766	21,860	13,452

Exploration in operating units
Uchucchacua/Yumpag	18,528	16,013	24,423
Colquijirca	11,140	10,497	7,761
Julcani	9,415	11,691	6,990
Orcopampa	6,724	7,460	6,071
Tambomayo	6,099	5,223	3,446
La Zanja	—	—	538
Total exploration in operating areas	51,906	50,884	49,229

In 2026 we intend to invest approximately between US$85.0 and US$95.0 million in exploration in operating units (mainly in Uchucchacua/Yumpag and El Brocal) and between US$25.0 and US$35.0 million in exploration in non-operating areas.

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

Buenaventura recognizes the increasing relevance of climate change for Peru and the areas where our mining operations are conducted. In response to this challenge, our company has continued its assessment of climate change-associated risks, expanding the analysis to incorporate updated climate data and forecasts provided by national institutions, as well as direct monitoring from our operational units. This approach allows us to evaluate potential climate-related impacts on our operations and to take preventive measures that ensure business continuity and environmental responsibility.

Buenaventura proactively aligns its sustainability efforts with international best practices, including recommendations from the Task Force on Climate-related Financial Disclosures (“TCFD”). Buenaventura has strengthened its alignment with the TCFD recommendations through an updated gap assessment that identifies key areas for improvement. This process has resulted in a strategic roadmap for compliance, prioritizing climate governance, risk management, and climate-related financial disclosures.

We have enhanced our analysis of long-term climate risks by refining the assessment of physical risks at each of our mining operations. This assessment follows the methodology proposed by the Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report (AR6) and considers two climate scenarios—SSP1-2.6 and SSP5-8.5—across three time horizons: baseline, 2030, and 2050. These results will guide our adaptation and mitigation strategies moving forward.

Regarding greenhouse gas (GHG) emissions management, Buenaventura remains committed to a low-emission operational strategy supported by the use of renewable energy across its mining operations, where 94% of electricity consumption is sourced from renewable energy.

According to our 2024 corporate carbon footprint inventory, total GHG emissions reached 396,157.56 tCO₂e with a location-based approach and 309,650.54 tCO₂e with a market-based approach. This represents a slight variation from previous years, largely influenced by operational adjustments and energy procurement strategies. In line with our sustainability commitments, we have outlined our renewable energy consumption strategy for our mining operations. Our continued investment in cleaner energy sources aligns with our long-term goal of reducing our carbon footprint while maintaining operational efficiency.

Regarding physical climate risks, Buenaventura’s operations continue to be exposed to physical risks that are carefully monitored, and mitigation strategies are continuously improved to ensure the safety of our workforce and the resilience of our infrastructure.

The analysis identified the main risks associated with the Mining Units (MUs) as follows:

●	An increase in indicators associated with extreme heat is projected for 2030 and 2050 in all MUs in both scenarios evaluated.
●	Water stress risks for all MUs evaluated present a minimum baseline exposure level, considering the low materialization of impacts in areas with high water availability, and a moderate risk level for the La Zanja, Coimolache, Colquijirca, and Ucchuchacua MUs for an SSP5-8.5 climate scenario by 2050.
●	In all MUs, the risk of extreme cold decreases by 2030 and 2050 compared to the baseline due to rising global temperatures.
●	Indicators of flooding due to river overflows and flooding due to extreme rainfall were classified as low risk in the La Zanja, Coimolache, and Orcopampa MUs and moderate risk in the Colquijirca, Tambomayo, Uchuchaccua, and Julcani MUs. These findings are consistent with the company’s internal climate risk assessments, which highlight the increasing frequency and intensity of extreme precipitation events as a potential factor affecting mining infrastructure and access to operations.

In terms of transition risks, Buenaventura faces potential regulatory, technological, and market-related challenges as part of the shift to a low-carbon economy.

●	Regulatory Risks: Changes in carbon pricing mechanisms and environmental regulations could impose additional costs on mining operations.
●	Technological Risks: The transition to cleaner technologies may require significant investments, and existing processes may become obsolete.
●	Market Risks: Evolving investor and consumer preferences may increase demand for sustainable mining practices and low-emission mineral production.

Climate change adaptation remains a priority for Buenaventura. We continue to strengthen the resilience of our infrastructure against extreme weather events by actively monitoring climate projections through 2050 and adjusting operational strategies to mitigate potential disruptions. To enhance our preparedness, particular attention is given to integrated water management practices, while we continue improving early warning systems, implementing annual rainy season plans, upgrading and continuously monitoring infrastructure, and integrating climate risk considerations into corporate planning.

Our key objectives include efficient and sustainable water management, maintaining high standards in the use of renewable energy across our operations, and long-term operational sustainability through investments in cleaner technologies, renewable energy, and energy efficiency improvements.

We actively engage with stakeholders to ensure transparency in our climate strategy, emissions data, and risk management approaches. Our reporting aligns with global sustainability standards, reinforcing our commitment to responsible mining and corporate environmental stewardship.

As we move forward, Buenaventura will continue strengthening its climate strategy through ongoing risk assessments, emission reduction initiatives, and stakeholder engagement efforts. We remain committed to aligning our business practices with global sustainability trends while maintaining our operational resilience in the face of climate-related challenges. Through these actions, we reinforce our position as a responsible mining company dedicated to environmental stewardship and sustainable growth.

Mining Operations

Map 1. Mines and Properties in Peru.

-80°
-75°
-70°
N
0°
-5°
-10°
-15°
VENEZUELA
COLOMBIA
ECUADOR
BRAZIL
BOLIVIA
PACIFIC OCEAN
CHILE
ARGENTINA
COLOMBIA
DOR
BRAZIL
Coimolache
MLZ-Sulfide
La Zanja
Yumpag
El Brocal
Uchucchacua
Rio Seco
PACIFIC OCEAN
Huanza
Julcani
Trapiche
Orcopampa
Tambomayo
Don Jorge
Chaska
San Gabriel
BOLIVIA
CHILE
BUENAVENTURA MINING PROPERTIES
MINES
PROJECTS
OTHERS
0
250
500
Km

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

History

The first mining operations date back to colonial times. The district was abandoned from 1842 until 1910, when the Orcopampa Mining Union was formed to continue mining. In 1960, we became interested in the area, and in 1962, exploration began in Orcopampa, with work resuming in the Tudela area and studies in Manto. The results of our initial work concluded with the signing of a lease agreement with the Orcopampa Mining Union and consequently with the construction of a 300 ton concentrator plant, which began operating in 1967 under an agreement with the Orcopampa Mining Union for royalties. We have maintained our operations at the site since that date.

Title, leases and options

The Orcopampa mine is wholly owned and operated by Buenaventura. We lease the rights to the mining concessions of Orcopampa from a group of private investors. This lease, which expires in 2043, requires us to pay 10% of production value, subject to certain conditions. Operations began at the Orcopampa mine in 1965. In 2025, we made lease payments of US$15.4 million. We operated Orcopampa as a silver mine until the late 1990s, when we also began to mine gold-bearing veins.

Mineralization

The Orcopampa mine consists of an epithermal gold telluride deposit, hosted into lava flows and domes of Sarpane complex (calc-alkaline to high potassium), of early Miocene to Holocene, which forms part of the tertiary metallogenic belt of Southern Peru (Au-Ag).

Operations and infrastructure

Mining operations at Orcopampa are conducted using underground techniques, specifically employing cut-and-fill methods as well as underhand drift and fill. The mined ore is processed utilizing carbon-in-leach and flotation methods within a processing facility located at Orcopampa. The primary source of electric power for these operations is derived from the Peruvian national electricity grid. Water necessary for mining activities is sourced from a nearby lake and a local river.

The predominant mining methodology utilized in Orcopampa’s underground workings is the conventional and mechanized cut-and-fill method, which is effective for ore vein thicknesses ranging from 0.9 to 5 meters. Mining operations are executed by our team in conjunction with a service contractor. The equipment employed for development and exploration includes single-arm jumbos, bolters, scalers, and scoop loaders with a capacity of 4 cubic yards. For conventional production, the equipment comprises jacklegs and micro-electrical scoops with a capacity of 1.5 cubic yards, while mechanized production utilizes single-arm jumbos and diesel scoop loaders with a capacity of 4 cubic yards. Ore transportation to the surface is facilitated through the use of 10 cubic meter underground tipper trucks, alongside a 40 cubic meter loading pocket located in the Nazareno and Prometida shafts. The ore is subsequently transported to the processing plant using 15 cubic meter tipper trucks.

Production

The Orcopampa mine is in the production stage and has a treatment plant capacity of 3,000 tonnes of ore per day. The table below summarizes the Orcopampa mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	220,951	339,573	288,104
Average ore grade
Gold grade (g/t)	8.30	6.92	9.34
Silver grade (g/t)	3.73	4.67	4.42
Metal contained in concentrates production
Gold (Oz)	55,632	70,892	83,239
Silver (Oz)	18,358	29,493	30,164
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,560	1,228	951
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	16.90	14.39	10.96
Capital Expenditures (in millions of US$)	4.6	2.4	4.5

Mineral Reserves and Mineral Resources

Despite all the exploration efforts in recent years at Orcopampa, we have not successfully replenished reserves and resources at the same rate as we have been producing. Company management considers the Orcopampa nearly depleted but deems the depletion immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this Annual Report. Orcopampa has approximately 1 more year of LOM and therefore the Company will discontinue reporting of reserves and resources in respect of the Orcopampa property going forward.

The total book value for the Orcopampa property and its associated plant and equipment was US$24.2 million as of December 31, 2025.

Uchucchacua/Yumpag

Location and means of access

The Uchucchacua/Yumpag mine is wholly owned and operated by Buenaventura. Operations began in 1975 and Uchucchacua/Yumpag remains our largest single source silver production. The mine was temporarily closed from October 2021 due to the operational problems that were aggravated by the COVID-19 pandemic, including delays in the preparation and exploration of the mine and resumed its operations in September 2023. Uchucchacua is located in the province of Oyón, in the department of Lima, approximately 265 kilometers northeast of the city of Lima at an altitude of between 4,000 and 5,000 meters above sea level. Yumpag is located in the province of Daniel Alcides Carrión, in the department of Pasco, approximately 325 kilometers northeast of the city of Lima at an altitude of 4,500 meters above sea level. The mine site is accessible through the Panamericana Norte highway, following the Lima - Huacho - Sayán - Churín - Oyón - Uchucchacua route for a distance of 283 kilometers.

History

Uchucchacua is a silver deposit in the central highlands discovered during the viceroyalty. Evidence of this are the many Spanish workings in the areas of Nazareno, Mercedes, Huantajalla and Casualidad. The mines passed into the hands of the Jungbluth, who continued with small scale works and even mined ore in Uchucpaton and Otuto, where there are vestiges of old “mills”.

At the beginning of 1960, Cia. de Minas Buenaventura started prospecting-exploration works in the area. Initial conditions were difficult as there was no road between Oyón and Chacua road until 1965, and the road was only later extended to Yanahuanca. From 1969 to 1973, Buenaventura installed a pilot plant that initially treated ores from the Socorro and Carmen mines. Satisfactory results led to the installation of an industrial plant in 1975, which currently has a treatment capacity of 4,200 metric tonnes per day. Currently, the Socorro, Carmen and Casualidad mines are operating. The Huantajalla area mine is also operating, though to a lesser extent. In September 2023 Yumpag mine initiated an industrial treatment test in Uchucchacua plant, thereafter transitioned into production and has remained in operation since then.

Title, leases and options

The Uchucchacua mining unit, including Yumpag, comprises 31 mining concessions and one beneficiation concession (concentrator). These 31 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Uchucchacua’s concessions have a total area of approximately 45,600 hectares.

Mineralization

The Uchucchacua mineral structures, which include the Uchucchacua and Yumpag mines, are hosted by Mesozoic limestone of the Jumasha Formation and are classified as a mesothermal polymetallic deposit of silver-lead-zinc with important contents of manganese. The main mineralized structures are veins and ore bodies with high-grade silver content.

Operations and infrastructure

Uchucchacua is an underground mine that uses the mechanized bench-and-fill mining method to exploit narrow veins with widths ranging from 1.0 to 3.5 meters. Ore extraction is carried out 100% by Buenaventura. Additionally, three development fleets are currently deployed for the preparation of new mining areas. The fleet is currently being renewed — including jumbos, bolters, scalers, and 4 cubic yard scooptrams — to support mine growth. Development and exploration activities are executed by a contractor. Ore is hauled using 12 cubic meter dump trucks and 9 cubic meter dumpers from the loading pockets to the Luz and Master shafts. Ore haulage to surface is carried out by locomotives delivering ore to the processing plant.

The Yumpag mine is exploited using the mechanized over drift and fill method. This method is employed in 4 by 4 meter drifts of variable length. The advance sequence in the over drift and fill method is ascending, using primary and secondary overdrifts, which are backfilled with cemented rock fill or waste rock fill. All development advances are carried out by Buenaventura. Mine preparation, development, and exploration equipment includes jumbos, bolters, scalers, and loaders (scooptrams) (6 cubic yards and 7 cubic yards). Ore haulage to surface is carried out using 15 cubic meter underground dump trucks, operated by a mining services contractor. Ore is transported to the Colquicocha stockpile, located at the Uchucchacua mine, for subsequent processing.

Ore is processed at a concentrator plant located at Uchucchacua. The plant has a nominal capacity of 4,200 tonnes per day and employs differential flotation to produce a lead-silver concentrate and a zinc concentrate. Electrical power is supplied by the Peruvian national electricity grid, a hydroelectric power plant, and a diesel generator. Process water at Uchucchacua is sourced from three local lakes.

Production

The table below summarizes the mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	1,010,693	818,886	171,471
Average ore grade
Silver grade (g/t)	372.10	438.78	519.08
Zinc Grade (%)	3.01	4.99	2.19
Lead Grade (%)	1.74	3.01	1.28
Metal contained in concentrates production
Silver (Oz)	11,126,109	10,487,480	2,595,038
Zinc (t)	26,239	21,205	2,763
Lead (t)	16,050	13,751	1,962
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	15.21	13.41	19.92
Cost applicable to sales per ton of zinc (US$/t-Zn)	1,063	1,724	3,046
Cost applicable to sales per ton of lead (US$/t-Pb)	689	1,027	1,996
Capital Expenditures (in millions of US$)	41.4	29.7	52.1

Mineral Reserves and Mineral Resources

The Uchucchacua/Yumpag Mineral Reserves are estimated at an NSR cut-off value between 64.9 US$/t to 167.9 US$/t. A minimum mining width of 0.9 to 12 meters was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of silver: 29 US$/oz, lead: 1,900 US$/t, zinc: 2,600 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 88.9% for silver, 83.3% for lead and 68.4% for zinc. The current LOM plan continues through 2032. The total book value for the Uchucchacua/Yumpag property and its associated plant and equipment was US$198.7 million as of December 31, 2025.

Uchucchacua/Yumpag – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	1,344,221	295.96	2.82	1.38	12,790,671	37,937	18,534
100%	Probable	5,611,642	480.96	1.93	1.14	86,774,077	108,439	64,099
	Subtotal	6,955,864	445.21	2.10	1.19	99,564,747	146,376	82,633

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
3.	Numbers may not add up due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SRK Consulting Perú S.A.

The Uchucchacua/Yumpag Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the LOM plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral reserve and mineral resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Uchucchacua/Yumpag Technical Report Summary.

Uchucchacua/Yumpag – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Proven	463,190	(1,707,212)	20,656	8,265
Probable	(829,518)	(14,453,646)	(11,988)	(6,775)
Subtotal	(366,327)	(16,160,858)	8,668	1,487

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025 and December 31, 2024 considered an ownership basis of 100%.

In comparison to 2024, Uchucchacua/Yumpag’s Mineral Reserves show a decrease mainly attributable to depletion, the inability to recover reserves located in bridges and pillars, and the updating of the block model which did not offset the incorporation of reserves from the exploration campaign in Uchucchacua/Yumpag.

Uchucchacua/Yumpag – Year End Mineral Resources as of December 31, 2025 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Silver	Zinc	Lead	Silver	Zinc	Lead
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	1,306,936	284.55	3.14	1.84	11,956,346	40,996	24,092
	Indicated	2,914,016	289.99	2.54	1.48	27,168,466	74,125	43,000
100%	Subtotal	4,220,952	288.30	2.73	1.59	39,124,812	115,121	67,092
	Inferred	7,739,185	382.37	2.17	1.42	95,142,037	167,678	109,640

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add up due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The Uchucchacua/Yumpag Mineral Resources estimates in the table above were estimated with a 3D geological model informed by various types of data (mainly drill holes, mine channels, working mapping and section interpretation) to constrain and control the shapes of minerals veins. Drilling data from cores and mine channels were combined into geological structures, silver, lead, zinc, iron and manganese grades were interpolated into block models for the different zones of the mine using Ordinary Kriging and Inverse Distance methods in its different veins. The results were validated visually, through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Uchucchacua/Yumpag Technical Report Summary.

Uchucchacua/Yumpag – Net Difference in Mineral Resources between December 31, 2025 versus December 31, 2024 (on a 100% ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Zinc	Lead
Class	(t)	(Oz)	(t)	(t)
Measured	489,939	4,206,223	22,426	13,172
Indicated	666,807	7,925,619	26,104	14,518
Subtotal	1,156,746	12,131,842	48,529	27,690
Inferred	2,158,803	33,019,688	33,730	31,114

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Resources dated from December 31, 2025 and December 31, 2024 considered an ownership basis of 100%.

In comparison to 2024, Uchucchacua/Yumpag’s Mineral Resources show an increase, mainly due to drilling exploration and change in the silver price, and Uchucchacua/Yumpag’s Mineral Resources conversion to reserves.

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

History

The mining district of Julcani has been explored since colonial times. Between 1936 and 1945 the Swiss-Peruvian Julcani Mining Company mined the veins on an industrial scale. The mine was then worked by the Cerro de Pasco Corporation until 1951. In 1953, the Buenaventura Mining Company was founded and has worked the Julcani mines until today, more than 70 years later.

Title, leases and options

The Julcani mining unit, comprises six mining concessions and one beneficiation concession (concentrator). These six concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Julcani’s concessions have a total area of approximately 11,566 hectares.

Mineralization

Julcani is a large polymetallic deposit located in central Peru, which primarily produces silver and, as a byproduct, lead. The silver is mainly present in the form of sulfosalts in numerous veins with complex mineralogy. These veins are narrow and are hosted in domes of dacitic rocks, tuffs, breccias, and other tertiary volcanic rocks.

Operations and infrastructure

Ore is processed in two stages per month, both by flotation, to produce silver-lead and pyrite-gold concentrates. The plant has a rated capacity of 600 tonnes per day. Water for operations at Julcani is obtained from mine drainage (which must be previously treated with lime), seasonal streams, and a small lagoon.

The mining method used in this operation is cut-and-fill, for which the primary equipment employed includes pneumatic shovels and locomotives. The mine is currently deepening operations to Level 710, operating with synergistic equipment such as electric shovels and battery-powered locomotives. The current production rate is approximately 13,000 tonnes per month, sourced from two main zones, Acchilla and Rosario, each contributing approximately 50% of total production. In addition, resources and infrastructure are currently being evaluated with the objective of increasing production to 15,000 tonnes per month.

Electric power for the site is generated by two hydroelectric plants, Huapa and El Ingenio. Power is also supplied by the Peruvian national electricity grid, to which Julcani is connected.

Production

The table below summarizes the Julcani’s mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	142,191	112,195	113,035
Average ore grade
Gold grade (g/t)	2.12	1.49	0.23
Silver grade (g/t)	310.24	401.45	478.15
Lead grade (%)	0.69	0.78	0.55
Metal contained in concentrates production
Gold (Oz)	8,669	4,504	237
Silver (Oz)	1,369,756	1,402,787	1,670,679
Lead (t)	679	727	545
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	26.34	27.33	23.83
Cost applicable to sales per tonne of lead (US$/t-Pb)	1,250	1,984	2,040
Capital Expenditures (in millions of US$)	3.4	1.9	0.9

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

The total book value for the Julcani property and its associated plant and equipment was US$ 27.4 million as of December 31, 2025.

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

Operations and infrastructure

The mining operations at the Tambomayo underground mine employ various techniques, including sub-level stoping, mechanized bench-and-fill, overhand cut-and-fill, and underhand cut-and-fill. These methods are specifically designed for the efficient extraction of a substantial ore body, observing a vertical spacing of 15 meters between sublevels and a stope span of 20 meters. Ore extraction is conducted concurrently with horizontal labor operations, managed by a service contractor.

The equipment utilized for development and exploration consists of single-arm jumbos, bolters, scalers, and scoop loaders with capacities ranging from 4 to 6 cubic yards. The transportation of ore to the surface is facilitated by 15 cubic meter tipper trucks.

The processing plant has a treatment capacity of 2,000 tonnes per day, utilizing gravimetric and mineral flotation processes, followed by the cyanidation of gold concentrates. Electric power for operations is primarily sourced from the Peruvian national electricity grid, while water required for Tambomayo’s operations is procured from a local river.

Production

The table below summarizes the Tambomayo mine’s concentrate production, metal contained in concentrates produced, and average grades for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	396,598	575,960	584,246
Average ore grade
Gold grade (g/t)	1.6	2.17	2.66
Silver grade (g/t)	102.64	86.67	97.68
Lead grade (%)	0.82	0.83	0.79
Zinc grade (%)	1.09	1.21	1.11
Metal contained in concentrates production
Gold (Oz)	15,842	33,896	41,675
Silver (Oz)	1,119,821	1,412,092	1,590,784
Lead (t)	2,734	4,058	3,877
Zinc (t)	2,781	5,262	5,092
Cost applicable to sales per oz. of gold (US$/Oz-Au)	2,678	1,588	1,364
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	34.72	19.92	17.01
Cost applicable to sales per ton of lead (US$/t-Pb)	1,414	1,426	1,445
Cost applicable to sales per ton of zinc (US$/t-Zn)	2,535	2,222	1,955
Capital Expenditures (in millions of US$)	3.2	1.4	0.3

Mineral Reserves and Mineral Resources

Despite all the exploration efforts in recent years at Tambomayo, we have not successfully replenished reserves and resources at the same rate as we have been producing. Company management considers the Tambomayo nearly depleted but deems the depletion immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this Annual Report Tambomayo has approximately less than 1 year of LOM and therefore the Company will discontinue reporting of reserves and resources in respect of the Tambomayo property going forward.

The total book value for the Tambomayo property and its associated plant and equipment was US$49.6 million as of December 31, 2025.

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

History

The Tajo Norte (also known as Colquijirca) and Marcapunta Norte mines are wholly owned by El Brocal. El Brocal was founded in 1956 and is engaged in the extraction, concentration and sale of concentrates of polymetallic minerals—mainly zinc, copper, lead and silver. Our aggregate direct and indirect equity interest in El Brocal was 61.43% as of December 31, 2025. On October 3, 2023, Buenaventura announced that the Company submitted a notice to the Peruvian Ministry of Energy and Mines (MINEM) for the temporary suspension of mining activities at Tajo Norte mine for up to three years.

Title, leases and options

El Brocal mining unit comprises one mining concession, one mining transport concession and one beneficiation concession (concentrator). These concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within this mining concession. El Brocal’s concession has an area of approximately 33,748 hectares.

Mineralization

El Brocal produces copper, zinc, lead and silver concentrates from the Tajo Norte mine and copper concentrates from the Marcapunta mine.

El Brocal consists of three important polymetallic deposits: (1) Tajo Norte–Sur, which contains zinc, silver, lead, copper and gold; (2) Marcapunta, which contains an auriferous mineralization in breccia oxides and an arsenic copper enargite mineralization as a continuation of the mineralized mantles of the Marcapunta mine; and (3) San Gregorio, which contains zinc.

Operations and infrastructure

The Tajo Norte (Colquijirca) and Marcapunta mine rely primarily on a power line connected to the Peruvian national electricity grid, and the ore from these mines is processed mainly in two plants. El Brocal has two plants with a processing permit for 25,000 tons of ore per day, according to the latest approved Environmental Impact Assessment (“EIA”). Copper recovery is carried out using flotation.

In 2025, El Brocal continued to focus on optimizing the mining method at the Marcapunta mine, also seeking to optimize productivity and production costs, as well as to accelerate the conversion of resources into reserves.

The extraction method at the Marcapunta mine (underground) consists of sublevel mining with continuous pillars and cemented hydraulic backfill. This method is used to extract copper ore bodies with a thickness of up to 60 meters. Extraction is carried out by a contractor with their own equipment; the mining equipment consists of boom jumbos and 6 cubic yard underground loaders. The production equipment includes Simbas S7 top hammers and two Wassara ITH (down-the-hole) drills with remotely controlled 6 cubic yard underground loaders. The ore is transported to the surface using 12 cubic meter and 17 cubic meter dump trucks. 65% of the ore is transported directly to the processing plant, and the remainder is transported via conveyor belt.

The hydraulic backfill plant will continue operating through 2026. According to the strategic plan, this plant will allow for the backfilling of previously mined primary stopes to initiate secondary mining, thus facilitating pillar recovery and ensuring the economic viability of the process.

Regarding mine growth, we are moving forward with new expansion projects to the southeast (towards the Cerro de Pasco fault), southward (toward the San Gregorio project), with the tailings ramp, to generate infrastructure, and the Unish ramp, to create a new access through the Unish sector.

In 2025, we increased underground mine production to 12,000 tons per day, and we are continuing with the expansion plan to exceed that production level during 2026.

Production

The table below summarizes the Polymetallic Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

Tajo Norte - Polymetallic Zinc-Lead-Silver

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	123,353	84,369	959,442
Average ore grade
Silver grade (g/t)	108.86	97.98	54.16
Lead grade (%)	—	—	1.53
Zinc grade (%)	—	4.95	3.61
Metal contained in concentrates production
Silver (Oz)	166,696	91,190	858,469
Lead (t)	—	—	5,026
Zinc (t)	—	1,985	17,153
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	26.16	19.07	16.44
Cost applicable to sales per ton of lead (US$/t-Pb)	—	—	1,338
Cost applicable to sales per ton of zinc (US$/t-Zn)	—	1,818	1,918
Capital Expenditures (in millions of US$)	60.1	24.9	61.8

The table below summarizes the Copper zone of Tajo Norte (Colquijirca) mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

Tajo Norte - Copper

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	—	209,668	478,455
Average ore grade
Gold grade (g/t)	—	0.10	0.17
Silver grade (g/t)	—	107.75	69.72
Copper grade (%)	—	2.52	2.49
Metal contained in concentrates production
Gold (Oz)	—	164	661
Silver (Oz)	—	379,333	600,569
Copper (t)	—	3,006	7,104
Cost applicable to sales per oz. of gold (US$/Oz)	2,271	1,667	1,463
Cost applicable to sales per oz. of silver (US$/Oz)	26.16	19.07	16.44
Cost applicable to sales per ton of copper (US$/t)	6,435	6,249	5,962
Capital Expenditures (in millions of US$)	60.1	24.9	61.8

The table below summarizes the El Brocal Marcapunta underground mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

Marcapunta

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	4,232,207	4,111,108	3,456,535
Average ore grade
Gold grade (g/t)	0.57	0.65	0.70
Silver grade (g/t)	22.55	24.26	28.11
Copper grade (%)	1.41	1.51	1.67
Metal contained in concentrates production
Gold (Oz)	21,102	23,482	20,442
Silver (Oz)	1,728,858	1,652,220	1,733,686
Copper (t)	51,902	53,518	49,472
Cost applicable to sales per oz. of gold (US$/Oz)	2,271	1,667	1,463
Cost applicable to sales per oz. of silver (US$/Oz)	26.16	19.07	16.44
Cost applicable to sales per ton of copper (US$/t)	6,435	6,249	5,962
Capital Expenditures (in millions of US$)	60.1	24.9	61.8

Mineral Reserves and Mineral Resources

Due to the geotechnical conditions on the west wall of the Tajo Norte (Colquijirca) mining areas, which indicate that shallow angles would be required for recovery (increasing the stripping ratio and making extraction uneconomical), open pit mining operations remained suspended during 2025, while we continued to focus on underground mining in this area. We believe that this continued suspension does not entail a material change in the reserve report, as the portion corresponding to copper ore has now been internally reclassified and included in the Marcapunta Mineral Reserves and Mineral Resources report. Starting in 2025, we began to classify Mineral Reserves and Mineral Resources in Tajo Norte (Colquijirca) as Marcapunta and Polymetallic Zinc-Lead-Silver.

As a result of the above reclassification, the Brocal Zinc-Lead-Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves report will be reported as the Polymetallic Zinc-Lead-Silver going forward, as detailed below. The Polymetallic Zinc-Lead-Silver Mineral Reserves are estimated at an NSR cut-off value between 59.5 US$/t to 82.3 US$/t. A minimum mining width of 4 meters was used and inclusive dilution was applied based on mining methods. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and sustaining capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market studies and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of zinc: 2,600 US$/t, lead: 1,900 US$/t and silver: 29 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries over the LOM average amounts to 53.2% for zinc, 54.5% for lead and 74.5% for silver. The current LOM plan continues through 2037. The total book value for the El Brocal property and its associated plant and equipment was US$472.4 million as of December 31, 2025.

El Brocal Zinc-Lead-Silver zone of Polymetallic (Colquijirca) – Year End Mineral Reserves as of December 31, 2025 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	706,426	160.56	1.62	3.28	3,646,702	11,444	23,153
61.43%	Probable	50,635	153.04	0.95	2.17	249,150	480	1,099
	Subtotal	757,061	160.06	1.58	3.20	3,895,851	11,924	24,252

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Mineral Resources are reported based on the December 31, 2025 topography surface
4.	Mineral Resources are reported at an effective date of December 31, 2025, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
5.	The Mineral Resource estimate are based on metal price of Pb: $1,900/t, Zn: $2,600/t, Cu: $9,000/t, Au: $2,500/oz, and Ag: $29.00/oz.
6.	Metallurgical recoveries for Copper mineral type are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Life of mine (LOM) average recoveries are 81.6% for Cu, 48.5% for Ag, and 21.2% for Au for Plant 1 (Cu), and 53.2% for Zn, 54.4% for Pb, and 74.5% for Ag for Plan 2 (Pb-Zn).
7.	Mineral Reserves are reported within shapes above marginal cut-off values depending on mining method: Sub-Level Stoping (SLS) with hydraulic cemented fill: US$37.44/t, SLS with paste fill: US$36.08, and Overhand Drift and Fill (ODF) with cemented rockfill: US$59.51/t.
8.	Mineral Resources are reported exclusive of Mineral Reserves.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add up due to rounding.
11.	Mineral reserves incorporate dilution and mining recovery.
12.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

El Brocal Zinc-Lead-Silver zone of Polymetallic (Colquijirca) – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis)(1)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Proven	1,149,969	160.56	1.62	3.28	5,936,353	18,629	37,690
100%	Probable	82,428	153.04	0.95	2.17	405,583	782	1,789
	Subtotal	1,232,397	160.06	1.58	3.20	6,341,936	19,411	39,479

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property.
3.	Mineral Resources are reported based on the December 31, 2025 topography surface
4.	Mineral Resources are reported at an effective date of December 31, 2025, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
5.	The Mineral Resource estimate are based on metal price of Pb: $1,900/t, Zn: $2,600/t, Cu: $9,000/t, Au: $2,500/oz, and Ag: $29.00/oz.
6.	Metallurgical recoveries for Copper mineral type are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Life of mine (LOM) average recoveries are 81.6% for Cu, 48.5% for Ag, and 21.2% for Au for Plant 1 (Cu), and 53.2% for Zn, 54.4% for Pb, and 74.5% for Ag for Plan 2 (Pb-Zn).
7.	Mineral Reserves are reported within shapes above marginal cut-off values depending on mining method: Sub-Level Stoping (SLS) with hydraulic cemented fill: US$37.44/t, SLS with paste fill: US$36.08, and Overhand Drift and Fill (ODF) with cemented rockfill: US$59.51/t.
8.	Mineral Resources are reported exclusive of Mineral Reserves.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add up due to rounding.
11.	Mineral reserves incorporate dilution and mining recovery.
12.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

The Brocal Zinc-Lead-Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves (now classified as the Polymetallic Zinc-Lead-Silver reserves) are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the LOM plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of the mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions.

El Brocal Zinc-Lead-Silver zone of Polymetallic (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	(303,963)	(536,278)	(9,108)	(18,112)
Probable	(24,031)	43,677	(187)	(1,743)
Subtotal	(327,994)	(492,601)	(9,294)	(19,855)

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025 and December 31, 2024 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Polymetallic (Colquijirca) – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 100% ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Proven	(494,813)	(872,990)	(14,826)	(29,484)
Probable	(39,119)	71,100	(304)	(2,838)
Subtotal	(533,932)	(801,890)	(15,130)	(32,322)

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2024, El Brocal Zinc-Lead-Silver zone of Polymetallic (Colquijirca)’s Mineral Reserves show a decrease mainly due to a change in mining method from open pit to underground mining due to higher costs associated with the underground mining method.

El Brocal Zinc-Lead-Silver zone of Polymetallic (Colquijirca) – Year End Mineral Resources as of December 31, 2025 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	16,563	117.87	0.83	2.15	62,767	138	357
	Indicated	4,105	144.63	0.59	2.77	19,086	24	114
61.43%	Subtotal	20,668	123.18	0.78	2.28	81,854	162	470
	Inferred	2,081	398.68	1.06	2.28	26,679	22	48

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Mineral Resources are reported based on the December 31, 2025 topography surface
4.	Mineral Resources are reported at an effective date of December 31, 2025, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
5.	The Mineral Resource estimate are based on metal price of Pb: $1,900/t, Zn: $2,600/t, Cu: $9,000/t, Au: $2,500/oz, and Ag: $29.00/oz.
6.	Metallurgical recoveries for Copper mineral type are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Life of mine (LOM) average recoveries are 81.6% for Cu, 48.5% for Ag, and 21.2% for Au for Plant 1 (Cu), and 53.2% for Zn, 54.4% for Pb, and 74.5% for Ag for Plan 2 (Pb-Zn).
7.	Mineral Reserves are reported within shapes above marginal cut-off values depending on mining method: Sub-Level Stoping (SLS) with hydraulic cemented fill: US$37.44/t, SLS with paste fill: US$36.08, and Overhand Drift and Fill (ODF) with cemented rockfill: US$59.51/t.
8.	Mineral Resources are reported exclusive of Mineral Reserves.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add up due to rounding.

El Brocal Zinc-Lead-Silver zone of Polymetallic (Colquijirca) – Year End Mineral Resources as of December 31, 2025 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Silver	Lead	Zinc	Silver	Lead	Zinc
Ownership	Class	(t)	(g/t)	(%)	(%)	(Oz)	(t)	(t)
	Measured	26,963	117.87	0.83	2.15	102,177	224	580
	Indicated	6,682	144.63	0.59	2.77	31,070	39	185
100%	Subtotal	33,645	123.18	0.78	2.28	133,247	264	766
	Inferred	3,388	398.68	1.06	2.28	43,430	36	77

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources Tonnes and Contained Metal presented in this table is reported on 100% Buenaventura attributable ownership.
3.	Mineral Resources are reported based on the December 31, 2025 topography surface
4.	Mineral Resources are reported at an effective date of December 31, 2025, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
5.	The Mineral Resource estimate are based on metal price of Pb: $1,900/t, Zn: $2,600/t, Cu: $9,000/t, Au: $2,500/oz, and Ag: $29.00/oz.
6.	Metallurgical recoveries for Copper mineral type are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Life of mine (LOM) average recoveries are 81.6% for Cu, 48.5% for Ag, and 21.2% for Au for Plant 1 (Cu), and 53.2% for Zn, 54.4% for Pb, and 74.5% for Ag for Plan 2 (Pb-Zn).
7.	Mineral Reserves are reported within shapes above marginal cut-off values depending on mining method: Sub-Level Stoping (SLS) with hydraulic cemented fill: US$37.44/t, SLS with paste fill: US$36.08, and Overhand Drift and Fill (ODF) with cemented rockfill: US$59.51/t.
8.	Mineral Resources are reported exclusive of Mineral Reserves.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add up due to rounding.

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

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)  – Net Difference in Mineral Resources between December 31, 2025 versus December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	(25,375)	(79,125)	(935)	(779)
Indicated	(24,859)	(103,336)	(173)	(410)
Subtotal	(50,234)	(182,461)	(1,108)	(1,188)
Inferred	(26,655)	(105,511)	(85)	(316)

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025 and December 31, 2024 considered an ownership basis of 61.43%.

El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) – Net Difference in Mineral Resources between December 31, 2025 versus December 31, 2024 (on a 100% ownership basis) (1)

		Contained Metal
	Tonnage(2)	Silver	Lead	Zinc
Class	(t)	(Oz)	(t)	(t)
Measured	(41,308)	(128,805)	(1,523)	(1,269)
Indicated	(40,467)	(168,218)	(282)	(667)
Subtotal	(81,775)	(297,023)	(1,804)	(1,934)
Inferred	(43,391)	(171,758)	(138)	(514)

Notes:

1.	Numbers may not add up due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2024, El Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca)’s Mineral Resources show a decrease, mainly due to a change in mining method from open pit to underground mining due to higher costs associated with the underground mining method. Consequently, starting in 2025, we report reserves in respect of the El Brocal Copper-Silver zone of Tajo Norte-Sur (Colquijirca) as part of the Mineral Reserves for El Brocal Marcapunta.

The Brocal Marcapunta Mineral Reserves are estimated at an NSR cut-off value between 36.1 US$/t to 82.3 US$/t. A minimum mining width of 6 to 16m was used and inclusive dilution was applied based on mining methods. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and sustaining capital costs with a contingency. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of copper: 9,000 US$/t, gold: 2,500 US$/oz and silver: 29 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries over the LOM average amounts to 81.4% for copper, 48.5% for silver and 21.1% for gold. The current LOM plan continues through 2040. The total book value for the El Brocal property and its associated plant and equipment was US$472.4 million as of December 31, 2025.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2025 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	25,148,886	0.57	24.12	1.20	458,489	19,506,164	300,567
61.43%	Probable	25,129,183	0.51	21.72	1.07	412,150	17,549,480	269,863
	Subtotal	50,278,069	0.54	22.92	1.13	870,639	37,055,644	570,429

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 61.43% Buenaventura attributable ownership.
3.	Numbers may not add up due to rounding.
4.	Mineral Reserves are reported within shapes above marginal cut-off values depending on mining method: Sub-Level Stoping (SLS) with hydraulic cemented fill: US$37.44/t, SLS with paste fill: US$36.08, and Overhand Drift and Fill (ODF) with cemented rockfill: US$59.51/t.
5.	Mineral Reserves are estimated using average long term metal prices of Pb: US$1,900/t, Zn: US$2,600/t, Cu: US$9,000/t, Au: US$2,500/oz, and Ag: US$29.00/oz.
6.	The Mineral Reserve represents mill feed material after dilution and mining recovery.
7.	Metallurgical recoveries are accounted for in the net smelter return (NSR) calculations based on historical processing data and are variable as a function of head grade. Life of mine (LOM) average recoveries are 81.6% for Cu, 48.5% for Ag, and 21.2% for Au for Plant 1 (Cu), and 53.2% for Zn, 54.4% for Pb, and 74.5% for Ag for Plan 2 (Pb-Zn).
8.	For SLS, a dilution equivalent linear overbreak slough (ELOS) of 0.60 m was applied to secondary stopes and an additional factor of 4% was applied to all stopes to account for backfill dilution. For ODF, an ELOS of 0.40 m was applied to secondary drifts, and an additional factor of 4% was applied to all drifts to account for backfill dilution.
9.	For SLS, a mining recovery factor of 90% was applied to stopes and 100% to development. For ODF, a mining recovery factor of 95% was applied to all drifts.
10.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

El Brocal Marcapunta – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis)(1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Proven	40,939,096	0.57	24.12	1.20	746,360	31,753,482	489,283
100%	Probable	40,907,021	0.51	21.72	1.07	670,927	28,568,256	439,301
	Subtotal	81,846,116	0.54	22.92	1.13	1,417,287	60,321,738	928,584

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 61.43% of this property.
3.	Numbers may not add up due to rounding.
4.

Mineral Reserves are reported within shapes above marginal cut-off values depending on mining method: Sub-Level Stoping (SLS) with hydraulic cemented fill: US$37.44/t, SLS with paste fill: US$36.08, and Overhand Drift and Fill (ODF) with cemented rockfill: US$59.51/t.

5.	Mineral Reserves are estimated using average long term metal prices of Pb: US$1,900/t, Zn: US$2,600/t, Cu: US$9,000/t, Au: US$2,500/oz, and Ag: US$29.00/oz.
6.	The Mineral Reserve represents mill feed material after dilution and mining recovery.
7.

Metallurgical recoveries are accounted for in the net smelter return (NSR) calculations based on historical processing data and are variable as a function of head grade. Life of mine (LOM) average recoveries are 81.6% for Cu, 48.5% for Ag, and 21.2% for Au for Plant 1 (Cu), and 53.2% for Zn, 54.4% for Pb, and 74.5% for Ag for Plan 2 (Pb-Zn).

8.

For SLS, a dilution equivalent linear overbreak slough (ELOS) of 0.60 m was applied to secondary stopes and an additional factor of 4% was applied to all stopes to account for backfill dilution. For ODF, an ELOS of 0.40 m was applied to secondary drifts, and an additional factor of 4% was applied to all drifts to account for backfill dilution.

9.	For SLS, a mining recovery factor of 90% was applied to stopes and 100% to development. For ODF, a mining recovery factor of 95% was applied to all drifts.
10.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

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

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis) (1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	5,446,956	19,513	5,605,896	55,490
Probable	(1,026,927)	(23,415)	2,554,202	(45,524)
Subtotal	4,420,030	(3,902)	8,160,098	9,966

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025 and December 31, 2024 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 100% ownership basis) (1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	8,866,932	31,765	9,125,665	90,330
Probable	(1,671,702)	(38,117)	4,157,907	(74,107)
Subtotal	7,195,230	(6,352)	13,283,572	16,223

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2024, El Brocal Marcapunta’s Mineral Reserves show an increase mainly due to the incorporation of copper ore from open pit into underground mining, recategorization of resources to reserves in the block model, and optimizations in the design of underground stopes.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2025 (on a 61.43% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	8,282,633	0.50	18.11	1.19	133,435	4,821,873	98,971
	Indicated	8,248,529	0.38	18.57	0.98	100,182	4,924,000	80,958
61.43%	Subtotal	16,531,163	0.44	18.34	1.09	233,616	9,745,873	179,929
	Inferred	12,935,003	0.60	30.81	1.15	247,655	12,812,669	148,629

Notes:

1.	The definitions for Mineral Resources in S-K 1300 was followed for Mineral Resources.
2.	The Mineral Resource estimate is reported on a 61.43% Buenaventura attributable ownership basis.
3.	Mineral Resources were depleted for production with mined out wireframes to August 31, 2025 and planned production to December 31, 2025, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
4.	The underground Mineral Resources were constrained within optimized shapes using an NSR cut-off value of $36.03/t to $47.44/t for the mineralization depending on the mining method and area.
5.	The Mineral Resource estimates are based on metal price of Pb: $1,900/t, Zn: $2,600/t, Cu: $9,000/t, Au: $2,500/oz, and Ag: $29.00/oz.
6.	Metallurgical recoveries for Copper mineral type are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Life of mine (LOM) average recoveries are 81.6% for Cu, 48.5% for Ag, and 21.2% for Au for Plant 1 (Cu), and 53.2% for Zn, 54.4% for Pb, and 74.5% for Ag for Plan 2 (Pb-Zn).
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Mineral Resources are reported exclusive of Mineral Reserves.
9.	Numbers may not add up due to rounding.

El Brocal Marcapunta – Year End Mineral Resources as of December 31, 2025 (on a 100% Buenaventura ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	13,483,043	0.50	18.11	1.19	217,214	7,849,378	161,111
	Indicated	13,427,526	0.38	18.57	0.98	163,082	8,015,627	131,790
100%	Subtotal	26,910,570	0.44	18.34	1.09	380,297	15,865,005	292,901
	Inferred	21,056,492	0.60	30.81	1.15	403,150	20,857,348	241,949

Notes:

1.	The definitions for Mineral Resources in S-K 1300 was followed for Mineral Resources.
2.	The Mineral Resource estimate is reported on a 100% Buenaventura attributable ownership basis.
3.	Mineral Resources were depleted for production with mined out wireframes to August 31, 2025 and planned production to December 31, 2025, and on an in-situ basis, without application of mining dilution, mining losses, or process losses.
4.	The underground Mineral Resources were constrained within optimized shapes using an NSR cut-off value of $36.03/t to $47.44/t for the mineralization depending on the mining method and area.
5.	The Mineral Resource estimates are based on metal price assumptions of Pb: $1,900/t, Zn: $2,600/t, Cu: $9,000/t, Au: $2,500/oz, and Ag: $29.00/oz.
6.	Metallurgical recoveries for Copper mineral type are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Life of mine (LOM) average recoveries are 81.6% for Cu, 48.5% for Ag, and 21.2% for Au for Plant 1 (Cu), and 53.2% for Zn, 54.4% for Pb, and 74.5% for Ag for Plan 2 (Pb-Zn).
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Mineral Resources are reported exclusive of Mineral Reserves.
9.	Numbers may not add up due to rounding.

The El Brocal Marcapunta Mineral Resources estimates in the table above were estimated with a 3D geological model (lithological, structural and mineralization bodies) that was elaborated with several types of data (mainly drill holes, working mapping and section interpretation) to constraint and control ore shapes and domains. Drilling data from cores were combined into geological structures, copper, zinc, lead, silver, gold, and iron grades were interpolated into block models for the different mine zones using the Ordinary Kriging and inverse distance method in each domain. The results were visually validated through various statistical comparisons.

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2025 versus December 31, 2024 (on a 61.43% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(500,405)	(2,990)	123,921	21,570
Indicated	(3,184,438)	(48,519)	(565,827)	(19,959)
Subtotal	(3,684,843)	(51,509)	(441,905)	1,611
Inferred	(2,365,148)	(36,865)	807,346	(56,379)

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025 and December 31, 2024 considered an ownership basis of 61.43%.

El Brocal Marcapunta – Net Difference in Mineral Resources between December 31, 2025 versus December 31, 2024 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	(814,594)	(4,868)	201,728	35,113
Indicated	(5,183,848)	(78,983)	(921,092)	(32,491)
Subtotal	(5,998,442)	(83,849)	(719,364)	2,622
Inferred	(3,850,151)	(60,011)	1,314,254	(91,778)

Notes:

1.	Numbers may not add up due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 61.43%.

In comparison to 2024, El Brocal Marcapunta’s Mineral Resources show an overall decrease, mainly driven by improvements in the interpretation of orebody geometry and the estimation of copper grades, supported by reconciliation results.

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

After many years, in August 2010, the Peruvian government granted permits to Buenaventura to commence metallurgical operations at La Zanja. In September 2010, Buenaventura and Newmont began production at La Zanja. The mine was expected to produce 100,000 oz of gold per year over a seven-year mine life.

Title, leases and options

The La Zanja mining unit comprises one mining concession and one beneficiation concession (concentrator). These concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. La Zanja’s concession has an extension of approximately 12, 247 hectares. In 2025, La Zanja’s mining concessions, previously comprising 17 concessions, were consolidated into a single concession following the approval of an accumulation process.

Mineralization

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulfidation environments, in addition to some bonanza gold vein epithermal systems, Cu-Au transitional epithermal-porphyry, and breccias pipe Cu-Au-Mo. We have two-ore deposits in production in oxide material: San Pedro Sur and Pampa Verde.

Operations and infrastructure

The mine site, which was discovered by Buenaventura, is located in Pulan district, Santa Cruz province, Cajamarca region. The mine started operations in 2010 with Buenaventura managing the operation, and consists of two open pits: the San Pedro Sur open-pit and the Pampa Verde open-pit. and one Heap Leach PAD: San Pedro Sur Leach PAD, where the ore is washed with a leaching solution that carries the contained metals into a rich gold-silver solution. This solution is extracted via Merril-Crowe and carbon adsorption-desorption-recovery.

The operation is now focused on rehandle and releaching the San Pedro Sur heap leach PAD to recover the remaining gold ounces. Additionally, recovery tests were conducted in material from WRF San Pedro Sur. The equipment used to carry out the operations includes Volvo 540 (26 m3 and 24 m3) truck fleet with CAT 395 (5.2 m3) and CAT 340 (4.4 m3) crawler excavators, which are outsourced equipment.

A total of 27 diamond drillings were conducted with a total of 7,811 meters within the Cu-Au exploration project Emperatriz and structures linked to high-sulfidation systems. Also, 36 diamond drillings were conducted with a total of 2,871 meters within the San Pedro Sur open-pit to reevaluate the oxide mineralization. Finally, 23 diamond drillings were conducted with a total of 963 meters within the WRF San Pedro sur.

Production

La Zanja is a depleted mine, but it is currently in the exploration stage. The table below summarizes the La Zanja mine’s doré bars production, metal contained in doré bars produced, and average grades for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	—	—	—
Average ore grade
Gold grade (g/t)	—	—	—
Silver grade (oz/t)	—	—	—
Metal contained in concentrates production
Gold (Oz)	20,061	15,746	9,080
Silver (Oz)	48,081	23,637	20,589
Cost applicable to sales per oz. of gold (US$/Oz-Au)	2,049	1,243	1,772
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	24.41	14.52	22.45
Capital Expenditures (in millions of US$)	5.6	0.1	2.3

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

The total book value for the La Zanja property and its associated plant and equipment was US$13.2 million as of December 31, 2025.

Coimolache

Location and means of access

Coimolache is a gold and silver mine located in the district and province of Hualgayoc, in the department of Cajamarca, in northern Peru, at an average altitude of 3,900 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Chugur, where the mining concession is located. Coimolache is operated by Buenaventura, and wholly owned by Coimolache, in which we hold a 40.094% equity interest.

History

In the Tantahuatay Project (Compañía Minera Coimolache S.A.), initial explorations took place from 1991 to 1998 by Southern Peru. The first doré bar was obtained in 2011. Currently, Buenaventura is the operator.

Compañía Minera Coimolache S.A. (CMC) was established in 1981. Currently, Cía. de Minas Buenaventura S.A.A. (BVN) holds 40.094% of the shares, 44.244% is held by Southern Copper Corporation (SPCC) and 15.662% is held by ESPRO S.A.C.

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

Title, leases and options

The area of the concessions in which CMC performs exploitation and beneficiation activities totals 18,431 hectares and the titleholder is Compañía Minera Coimolache S.A.

There are 18 mining concessions and one beneficiation concession (beneficiation plant). These 18 concessions cover the area of the mines and the exploration projects. The mining operation and the explorations are conducted within the mining concessions. All the mining reserves and resources of Coimolache are located within these concessions controlled by Compañía Minera Coimolache.

Mineralization

Geologically, the Coimolache ore deposits are located in a sequence volcano-magmatic hydrothermal, predominantly linked to the regional mineralized sector northern of Peru.

Coimolache consists of several areas of epithermal Au-Ag mineralization, contained in oxide material. Below the oxides level of the Cerro Tantahuatay area, there is a significant copper, gold and silver mineralization associated to pyrite-enargite-chalcopyrite (sulfides), which are present as disseminations and fracture fillings associated with an epithermal-porphyry transitional zone, breccias bodies multiphases, and porphyry intrusives.

Operations and infrastructure

The mine site, which was discovered by Buenaventura, is located between the Hualgayoc and Chugur district, Hualgayoc province, Cajamarca region. The mine started operations in 2011 with Buenaventura managing the operation and consists of five open pits: the Tantahuatay 02 open-pit, Tantahuatay 02 NO open-pit, Mirador Norte open-pit, Mirador Sur open-pit, and Cienaga Norte open-pit. The open-pit operation involves blasting, loading, hauling and dumping the ore into the Tantahuatay heap leach PAD and the Cienaga heap leach PAD, where the ore is washed with a leaching solution that carries the contained metals into a rich gold-silver solution. This solution is extracted via Merril-Crowe and carbon adsorption-desorption-recovery.

The operation is now focused on the Tantahuatay 2 Extensión NO (between the 3956 - 3836 level) open-pit and dumping the ore into the Tantahuatay heap leach PAD. The equipment used to carry out the operations includes Volvo 8x4 R (26 m3) truck fleet with CAT 374 (4.4 m3) and CAT 340 (2.9 m3) crawler excavators, which are outsourced equipment.

A total of 74 diamond drill holes were conducted with a total of 6,016 meters within the Tantahuatay 02 open-pit to reevaluate the oxide and the transitional mineralization.

Production

The Coimolache mine is in the production stage and has a treatment plant capacity of 60,000 tonnes of ore per day. The table below summarizes the Coimolache mine’s doré bars production, metal contained in doré bars produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	9,067,941	4,263,536	6,939,705
Average ore grade
Gold grade (g/t)	0.37	0.34	0.48
Silver grade (oz/t)	0.37	0.38	0.33
Metal contained in production
Gold (Oz)	64,229	48,120	67,140
Silver (Oz)	331,401	236,082	264,835
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,471	1,637	1,376
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	17.26	19.37	16.57
Capital Expenditures (in millions of US$)	14.1	7.4	8.9

Mineral Reserves and Mineral Resources

The Coimolache Mineral Reserves are estimated at an internal NSR cut-off value between 6.38 US$/t to 7.33 US$/t. The NSR cut-off value is determined using mine operating costs, as well as ore treatment, general and administrative costs, off site costs and capital costs. The NSR value is determined using reserve metal prices, refining costs, and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of gold: 2,500 US$/oz and silver: 29 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM range from 69.5% to 76.3% for gold, and silver recoveries range from 10% to 30.8%. The current LOM plan continues through 2029. The total book value for the Coimolache property and its associated plant and equipment was US$101.4 million as of December 31, 2025.

Coimolache – Year End Mineral Reserves as of December 31, 2025 (on a 40.094% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
40.094%	Probable	25,176,373	0.23	10.66	186,280	8,625,961
	Subtotal	25,176,373	0.23	10.66	186,280	8,625,961

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table is reported on 40.094% Buenaventura attributable ownership.
3.	Mineral Reserves are reported based on the December 31, 2025, topography surface, forecasted based on the end of September 2025 actual topography.

4.

Mineral Reserves are estimated at an NSR cut-off value of US$6.38/t for Tantahuatay 2, US$7.33/t for Tantahuatay 2 Ext NO and Tantahuatay 5, US$6.58/t for Ciénaga, and US$6.75./t for Mirador Norte and Mirador Sur.

5.	Mineral Reserves are estimated using average long-term metal prices of Au: US$2,500/oz, Ag: US$29/oz.
6.

Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data. Metallurgical recoveries for the different pits are 73.5% for gold and 25.3% for silver for Tantahuatay 2 and Tantahuatay Ext NO., 69.5% for gold and 24.0% for silver for Tantahuatay 5, 76.3% for gold and 10.0% for silver for Ciénaga, and 72.5% for gold and 30.8% for silver for Mirador.

7.	Dilution is 5%, 95% mining recovery.
8.	Bulk density is assigned by both lithology and oxidation state, varies by pit location, and ranges from a minimum of 2.0 t/m3 to 2.6 t/m3.
9.	Numbers may not add up due to rounding.
10.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

Coimolache – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis)(1)(3)(4)(5)(6)(7)(8)(9)(10)(11)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	—	—	—	—	—
100%	Probable	62,793,368	0.23	10.66	464,609	21,514,344
	Subtotal	62,793,368	0.23	10.66	464,609	21,514,344

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 40.094% of this property.
3.	Mineral Reserves are reported based on the December 31, 2025, topography surface, forecasted based on the end of September 2025 actual topography.
4.

Mineral Reserves are estimated at an NSR cut-off value of US$6.38/t for Tantahuatay 2, US$7.33/t for Tantahuatay 2 Ext NO and Tantahuatay 5, US$6.58/t for Ciénaga, and US$6.75./t for Mirador Norte and Mirador Sur.

5.	Mineral Reserves are estimated using average long-term metal prices of Au: US$2,500/oz, Ag: US$29/oz.
6.

Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data. Metallurgical recoveries for the different pits are 73.5% for gold and 25.3% for silver for Tantahuatay 2 and Tantahuatay Ext NO., 69.5% for gold and 24.0% for silver for Tantahuatay 5, 76.3% for gold and 10.0% for silver for Ciénaga, and 72.5% for gold and 30.8% for silver for Mirador.

7.	Dilution is 5%, 95% mining recovery.
8.	Bulk density is assigned by both lithology and oxidation state, varies by pit location, and ranges from a minimum of 2.0 t/m3 to 2.6 t/m3.
9.	Numbers may not add up due to rounding.
10.	Dilution is 5%, 95% mining recovery.
11.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

The Coimolache Mineral Reserves are estimated considering the modifying factors for conversion of measured and indicated resource classes into proven and probable reserves. Inferred resources are considered as waste in the LOM plan. The Mineral Reserve estimate has been prepared using industry accepted practice and conforms to the disclosure requirements of S-K 1300. Mineral Reserve estimates consider technical, economic, and environmental, and regulatory parameters containing inherent risks. Changes in grade and/or metal recovery estimation, realized metal prices, and operating and capital costs have a direct relationship to the cash flow and profitability of mine. Mineral Reserve and Mineral Resource estimates are evaluated annually, providing the opportunity to reassess the assumed conditions. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the Coimolache Technical Report Summary.

Coimolache – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 40.094% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	—	—	—
Probable	4,829,486	12,442	1,474,531
Subtotal	4,829,486	12,442	1,474,531

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025, and December 31, 2024 considered an ownership basis of 40.094%.

Coimolache – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	—	—	—
Probable	12,045,408	31,033	3,677,686
Subtotal	12,045,408	31,033	3,677,686

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves data presented in this table is calculated on 100% basis. Buenaventura owns 40.094%.

In comparison to 2024, Coimolache’s Mineral Reserves show an increase mainly due to a corresponding increase in gold and silver prices.

Coimolache – Year End Mineral Resources as of December 31, 2025 (on 40.094% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	10,273,592	0.20	9.84	65,338	3,249,939
40.094%	Subtotal	10,273,592	0.20	9.84	65,338	3,249,939
	Inferred	12,633,874	0.20	8.99	79,472	3,651,754

Notes:

1.	The definitions for Mineral Resources in S-K 1300 were followed for Mineral Resources.
2.	The Mineral Resource estimate above is reported on a 40.094% BAOB.
3.	Mineral Resources are reported based on a topography survey on October 31, 2025, and a forecasted topography to December 31, 2025.
4.

The Mineral Resources are contained within the resource pit shells generated using a net smelter return (NSR) cut-off value of $6.38/t for Tantahuatay 2, $7.33/t for Tantahuatay 2 Ext NO and Tantahuatay 5, $6.58/t for Ciénaga, and $6.75/t Mirador Norte and Sur.

5.	The Mineral Resource estimate is based on metal price assumptions of $2,500/oz gold and $29/oz silver.
6.	Metallurgical recoveries vary from 69.5% to 76.3% for gold and 10% to 30.8% for silver.

7.	Bulk density is assigned by alteration zone and ranges from 2.08 g/cm3 to 2.52 g/cm3.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Mineral Resources are reported exclusive of Mineral Reserves.
10.	Numbers may not add up due to rounding.

Coimolache – Year End Mineral Resources as of December 31, 2025 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)(6)(7)(8)(9)(10)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	—	—	—	—	—
	Indicated	25,623,763	0.20	9.84	162,961	8,105,799
100%	Subtotal	25,623,763	0.20	9.84	162,961	8,105,799
	Inferred	31,510,634	0.20	8.99	198,215	9,107,981

Notes:

1.	The definitions for Mineral Resources in S-K 1300 were followed for Mineral Resources.
2.	The Mineral Resource estimate above is reported on a 100% BAOB.
3.	Mineral Resources are reported based on a topography survey on October 31, 2025, and a forecasted topography to December 31, 2025.
4.

The Mineral Resources are contained within the resource pit shells generated using a net smelter return (NSR) cut-off value of $6.38/t for Tantahuatay 2, $7.33/t for Tantahuatay 2 Ext NO and Tantahuatay 5, $6.58/t for Ciénaga, and $6.75/t Mirador Norte and Sur.

5.	The Mineral Resource estimate is based on metal price assumptions of $2,500/oz gold and $29/oz silver.
6.	Metallurgical recoveries vary from 69.5% to 76.3% for gold and 10% to 30.8% for silver.
7.	Bulk density is assigned by alteration zone and ranges from 2.08 g/cm3 to 2.52 g/cm3.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Mineral Resources are reported exclusive of Mineral Reserves.
10.	Numbers may not add up due to rounding.

The Coimolache Mineral Resources estimates in the table above were estimated in December 31, 2023. This model has three independent block models that were prepared for each of Tantahuatay’s deposits: Tantahuatay, Cienaga and Mirador, which are open pit operations. 3D geological model was generated by Buenaventura for different types of data (mainly drill holes, blastholes, working mapping and section interpretation) to constrain and control mineralization and its domains. Drilling data from cores were combined into geological structures. Gold and silver grades were interpolated into block models for the different deposits. Mine zones were modeled using ordinary Kriging in each deposit. The results were visually validated through various statistical comparisons. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Coimolache Technical Report Summary.

Coimolache – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 40.094% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	0	0	0
Indicated	1,100,973	(1,980)	(100,134)
Subtotal	1,100,973	(1,980)	(100,134)
Inferred	5,028,451	24,102	1,025,762

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025, and December 31, 2024 considered an ownership basis of 40.094%.

Coimolache – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% Buenaventura ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	0	0	0
Indicated	2,745,980	(4,939)	(249,747)
Subtotal	2,745,980	(4,939)	(249,747)
Inferred	12,541,655	60,113	2,558,394

Notes:

1.	Numbers may not add up due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 40.094%.

In comparison to 2024, Coimolache’s Mineral Resources show a decrease in gold metal content, mainly due to the mining production of the year.

In comparison to 2024, Coimolache’s Mineral Resources show an increase in tonnage, mainly due to changes of the gold and silver prices.

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

In 2005, SMM Cerro Verde Netherlands B.V. acquired 21 % ownership, and Buenaventura increased their ownership to 18.3 % while PDC retained 53.56 % as part of construction of a primary sulfide concentrator (C1). Production started in 2006, with a capacity of 108,000 metric tonnes of ore per day. In 2011, C1 capacity was increased to 120,000 metric tonnes per day following completion of various debottlenecking projects.

FCX acquired PDC in 2007. In 2007, FCX started a drilling program for deep exploration, infill confirmation, geomechanical, hydrogeological, and condemnation targets. Between 2008 and 2011, more than 200,000 meters were drilled.

Construction of new, additional concentrator facilities (C2) with a nominal capacity of 240,000 metric tonnes of ore per day was completed in 2016. As a result, the total Cerro Verde concentrating capacity expanded to 360,000 metric tonnes of ore per day. Recent production trends are exceeding the designed capacities. In 2018, ore processing capacity of C2 was increased to 288,000 metric tonnes of ore per day. As a result of several efficiency initiatives implemented over the past several years, the Cerro Verde’s two concentrators were able to achieve a combined average milling rate exceeding 400,000 metric tonnes of ore per day since 2023. The Cerro Verde mine is a well-developed property currently in operation and all previous exploration and development work has been incorporated where appropriate in the access and operation of the property.

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

Mineralization

The Cerro Verde mine is a porphyry copper deposit that has leachable oxide and secondary sulfide mineralization, and millable primary sulfide mineralization. The predominant oxide copper minerals are brochantite, chrysocolla, malachite and copper “pitch.” Chalcocite and covellite are the most important secondary copper sulfide minerals. Chalcopyrite, minor bornite and molybdenite are the dominant primary sulfides.

Operations and infrastructure

Cerro Verde’s operation consists of an open pit copper mine, that includes (i) two concentrator facilities with a total permitted milling capacity of 409,500 metric tonnes per day, with the ability to treat annually up to a maximum of 10% more for a total of 450,450 metric tonnes per day and (ii) solution extraction and electrowinning (SX/EW) leaching facilities which have a production capacity of approximately 200 million pounds of copper per year.

Cerro Verde has sufficient equipment to move an average of approximately 1,000,000 metric tonnes of material per day using a fleet of haul trucks. Copper cathodes and concentrate production are transported approximately 70 miles by truck and rail to the Pacific Port of Matarani for shipment to international markets.

Cerro Verde currently receives electrical power, including hydro-generated power, under long-term contracts with electric utility companies. During 2023, Cerro Verde entered into a new purchase agreement that is expected to transition its electrical power to fully renewable energy sources in 2026. Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs. In December 2025, Cerro Verde entered into an offtake agreement with SEDAPAR, the municipal water and sanitation services provider in the Arequipa region, to operate, maintain and expand the existing wastewater treatment plant and complete additional infrastructure projects, for the benefit of Arequipa’s population. Cerro Verde believes it will be sufficient to support its currently planned operations, but Cerro Verde closely monitors ongoing weather patterns.

Production

The Cerro Verde mine is in the production stage and has an actual permitted milling plant capacity of 409,500 metric tonnes of ore per day with the ability to treat annually up to a maximum of 10% more for a total of 450,450 metric ton-per-day. The table below summarizes the Cerro Verde mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2025 was lower than 2024 primarily due to lower ore grades.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in thousand metric tonnes)	165,375	167,527	181,861
Average ore grade
Mill Copper grade (%)	0.30	0.33	0.34
Metal contained in production
Silver (Oz)	3,300,512	3,599,132	4,076,615
Copper (MT)	391,496	430,670	447,035
Molybdenum (MT)	9,694	9,055	9,874
Copper Cash Cost (US$/Cu Lb)	2.17	2.18	2.17
Capital Expenditures (in millions of US$)	388.4	345.8	312.2

Mineral Reserves and Mineral Resources

Cerro Verde Mineral Reserves are estimated at an operational cut-off grade of 0.13% equivalent copper for mill operations and 0.08% equivalent copper for leach operations. In defining open pit mineral reserves, Cerro Verde applies an “operational cutoff grade” strategy, wherein multiple processing options, throughput constraints, mine development and ore availability are given consideration to maximize the value of our operations. Cerro Verde’s executive management establishes reasonable long-term metal pricing to be used in determining mineral reserves and mineral resources. These prices are based on reviewing external market projections, historical prices, comparison of peer mining companies’ reported price estimates, and internal capital investment guidelines. The long-term sale prices align with the company’s strategy for evaluating the economic feasibility of the mineral reserves and mineral resources. Mineral Reserves are estimated using average long term metal prices of copper: 3.25 US$/lb, silver: 20 US$/oz, molybdenum: 14 US$/lb. Metallurgical recoveries are based on historical processing data and are variable as a function of head grade. Mill recoveries at LOM are 85% for copper, 45% for silver and 54% for molybdenum. The current LOM plan continues through 2052. The total book value for the Cerro Verde property and its associated plant and equipment was US$5,756 million as of December 31, 2025.

Cerro Verde – Year End Mineral Reserves as of December 31, 2025 (on a 19.58% Buenaventura attributable ownership basis) (1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	145	0.36	0.01	1.84	1,142	47	8,589
19.58%	Probable	610	0.34	0.01	1.76	4,523	187	34,453
	Subtotal	756	0.34	0.01	1.77	5,665	235	43,042

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.	Numbers may not add due to rounding.
4.	The various employees of Freeport-McMoRan Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Reserves

Cerro Verde – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Proven	743	0.36	0.01	1.84	5,832	241	43,866
100%	Probable	3,117	0.34	0.01	1.76	23,103	957	175,960
	Subtotal	3,860	0.34	0.01	1.77	28,935	1,198	219,827

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 19.58% of this property.
3.	Numbers may not add due to rounding.
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

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 19.58% Buenaventura attributable ownership basis)(1)

			Contained Metal
	Tonnage(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	19	133	6	1,052
Probable	(26)	(179)	(6)	(1,382)
Subtotal	(7)	(46)	—	(329)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Reserves dated from December 31,2025, and December 31, 2024 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Reserves between December 31, 2025 versus December 31, 2024 (on a 100% ownership basis)(1)

			Contained Metal
	Tonnage(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Proven	97	679	30	5,375
Probable	(130)	(916)	(28)	(7,058)
Subtotal	(34)	(236)	1	(1,683)

Notes:

1.	Numbers may not add due to rounding.

2.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2024, Cerro Verde’s Mineral Reserves show a decrease mainly due to depletion during 2025.

Cerro Verde – Year End Mineral Resources as of December 31, 2025 (on a 19.58% Buenaventura attributable ownership basis) (1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	22	0.28	0.01	1.42	134	4	993
19.58%	Indicated	321	0.33	0.01	1.73	2,313	82	17,824
	Subtotal	342	0.32	0.01	1.71	2,448	86	18,817
	Inferred	82	0.33	0.01	1.74	599	22	4,549

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table are reported on 19.58% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add due to rounding.
5.	The various employees of Freeport-McMoRan Inc. (majority owner and operator for the Cerro Verde mine) served as the qualified person for Mineral Resources.

Cerro Verde – Year End Mineral Resources as of December 31, 2025 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

				Grade			Contained Metal
		Tonnage(2)	Copper	Moly	Silver	Copper	Moly	Silver
Ownership	Class	(Mt)	(%)	(%)	(g/t)	(M lbs)	(M lbs)	(kOz)
	Measured	111	0.28	0.01	1.42	686	22	5,072
100%	Indicated	1,637	0.33	0.01	1.73	11,815	418	91,031
	Subtotal	1,748	0.32	0.01	1.71	12,501	440	96,103
	Inferred	416	0.33	0.01	1.74	3,059	112	23,235

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 19.58% of this property.
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

Cerro Verde – Net Difference in Mineral Resources between December 31, 2025 versus December 31, 2024 (on a 19.58% Buenaventura attributable ownership basis)(1)

			Contained Metal
	Tonnage(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	5	23	1	174
Indicated	(18)	(66)	(3)	(493)
Subtotal	(13)	(43)	(3)	(319)
Inferred	(43)	(330)	(12)	(2,506)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Resources dated from December 31, 2025 and December 31, 2024 considered an ownership basis of 19.58%.

Cerro Verde – Net Difference in Mineral Resources between December 31, 2025 versus December 31, 2024 (on a 100% Buenaventura ownership basis)(1)

			Contained Metal
	Tonnage(2)	Copper	Moly	Silver
Class	(Mt)	(M lbs)	(M lbs)	(kOz)
Measured	25	118	3	889
Indicated	(90)	(335)	(16)	(2,517)
Subtotal	(66)	(218)	(13)	(1,627)
Inferred	(221)	(1,686)	(64)	(12,796)

Notes:

1.	Numbers may not add due to rounding.
2.	The total Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 19.58%.

In comparison to 2024, Cerro Verde’s Mineral Resources show a decrease, primarily as the result of higher cost assumptions and geological modelling updates.

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

The San Gabriel Project can be accessed from the cities of Arequipa, Moquegua, and Juliaca via a mixture of paved and unpaved roads.

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

Title, leases and options

The San Gabriel Project comprises three mining concessions and one beneficiation concession (concentrator), covering an area of 53,581 hectares. Buenaventura complies with government mandated annual payments for the maintenance of the mining property, license fees and, if applicable, payment of any penalties incurred. Three royalties are payable on the area covered by the Ichuña 2 IMG concession. However, the producing asset is only subject to a royalty due to the part of the concession in which it is located.

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

Mineralization is hosted in Jurassic–Cretaceous Yura Group sediments, with dark grey limestones and interbedded clastic rocks of the Gramadal Formation hosting the most continuous replacement-style alteration and mineralization. The San Gabriel deposit is approximately 3,000 meters long, 250 meters wide, and averages 170 meters in thickness. It has been drill tested to a depth of 700 meters.

Operations and infrastructure

During 2025, the San Gabriel Project reached full engineering completion (100%). As of December 31, 2025, the project had achieved 99% overall completion, and, as of the date of this annual report, construction was nearing completion, with progress at 98%. During 2025, the C1, C2 and C3 commissioning stages for the crushing, grinding and leaching circuits were completed, and C4 commissioning is planned for the first quarter of 2026. The first gold bar was produced on December 23, 2025. Commercial production is scheduled to start in the second quarter of 2026. The relevant authorities have granted the Mining Operations License. The Water Use Authorization is pending, with approval expected in the second quarter of 2026.

No major social issues have been reported with the surrounding communities. Buenaventura maintains a strong commitment to local employment; for exploration, construction and operational activities, the company prioritizes hiring workforce from local communities. During operations, Buenaventura will continue to preferentially employ both skilled and unskilled personnel from the project’s area of influence, including C.C. Santa Cruz de Oyo, Maycunaca, Antajahua, C.C. Corire, and the Ichuña District. If local labor is unavailable, recruitment will extend first to the broader Moquegua region, and subsequently to other regions as needed.

The infrastructure supporting the LOM plan includes an underground mine, backfill and concrete batch plants, waste rock storage facilities, topsoil stockpile, process plant, ROM stockpile, process water ponds, mine water pond, freshwater dam, filtered tailings storage facility, tailings thickening and filtering platform, tailings drying platforms, temporary tailings storage area, mine operations and warehouse area, administration offices, maintenance workshops, fuel station, gatehouse, accommodation camp, sewage treatment plant, temporary waste storage area, and electrical substation. The 220 kV transmission line commenced commercial operations in December 2025 and is fully operational in preparation for the production phase.

Mineral Reserves and Mineral Resources

The San Gabriel Project Mineral Reserves are estimated at an NSR cut-off value between 92.1 US$/t to 135.5 US$/t. Mineral Reserves represent mill feed material after dilution and mining recovery. The NSR cut-off value is determined using mine operating costs, as well as ore treatment general and administrative costs and sustaining capital cost. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,900 US$/oz and silver: 24 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on extensive test work data and are variable as a function of head grade. Recoveries at LOM average amounts to 85.3% for gold and 45.3% for silver. The project LOM is currently estimated at 15 years. The total book value for the San Gabriel property and its associated plant and equipment was US$1,132.2 million as of December 31, 2025.

San Gabriel – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis)(1)(3)(4)(5)(6)(7)(8)(9)(10)(11)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Proven	3,165,939	4.14	3.78	421,861	385,192
100%	Probable	12,139,250	3.60	6.98	1,405,050	2,722,252
	Subtotal	15,305,189	3.71	6.32	1,826,910	3,107,445

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	The mineral reserves are unchanged from previous estimate as of December 31, 2024.
3.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
4.	Mineral Reserves represent mill feed material after dilution and mining recovery.
5.	Mineral Reserves are reported within mining shapes above a marginal cut-off value of $92.14/t.
6.	Mineral Reserves are estimated using long term industry consensus metal prices of Au: US$1,900.00/oz and Ag:US$24.00/oz.
7.	Metal net smelter return (NSR) factors excluding metallurgical recovery are $60.89/g for Au and $0.77/g for Ag.
8.

Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of contained organic carbon. LOM average recoveries are 86.2% for Au and 47.2% for Ag

9.	Numbers may not add up due to rounding.
10.	Dilution factors were applied to account for backfill dilution. Factors vary based on number of faces in contact with backfill. Average dilution is 8.6%.
11.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd.

The San Gabriel Mineral Reserves are estimated by converting Measured Mineral Resources and Indicated Mineral Resources to Proven Mineral Reserves and Probable Mineral Reserves assuming underhand drift-and-fill and overhand sub-level retreat mining methods. An NSR cut-off was used in preference to a grade cut-off, since both gold and silver are contributors to the San Gabriel Project economics. Additional information regarding the Mineral Reserve estimates provided can be found in Section 12 of the San Gabriel Technical Report Summary.

San Gabriel – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)(1)(3)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Proven	0	0	0
Probable	0	0	0
Subtotal	0	0	0

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025, and December 31, 2024 considered an ownership basis of 100%.
3.	The mineral reserves report as of December 31, 2025, is the same as that reported as of December 31, 2024.

In comparison to 2024, San Gabriel Mineral Reserves show no change.

San Gabriel – Year End Mineral Resources as of December 31, 2025 (on a 100% Buenaventura ownership basis)(1)(3)(4)(5)

			Grade		Contained Metal
		Tonnage(2)	Gold	Silver	Gold	Silver
Ownership	Class	(t)	(g/t)	(g/t)	(Oz)	(Oz)
	Measured	661,229	2.26	4.21	47,946	89,431
100%	Indicated	7,101,507	2.37	7.96	540,437	1,817,263
	Subtotal	7,762,736	2.36	7.64	588,383	1,906,694
	Inferred	7,049,203	3.23	7.34	733,148	1,663,842

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Mineral Resources reported in 2021 were reported inclusive of Mineral Resources that were converted into Mineral Reserves.

4.	Numbers may not add up due to rounding.
5.	The qualified person for the Mineral Resources estimate is SRK Consulting Perú S.A.

The San Gabriel Mineral Resources estimates in the table above is supported by core drilling. Leapfrog Software version 6.0 and Vulcan © version 12.1 were used to construct the geological solids, prepare assay data for geostatistical analysis, construct the block model, estimate metal grades and tabulate mineral resources. Supervisor © Software version 8.13 was used for geostatistical analysis, variography, and quantitative kriging neighborhood analysis (QKNA). The block model block size of 5 x 5 x 5 meters and subblock size of 1 x 1 x 1 meters is considered acceptable given the average deposit thickness and assumptions of underground cut-and-fill mining methods. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the San Gabriel Technical Report Summary for 2024. During 2025, there was no update in respect of the Mineral Resources estimation for San Gabriel.

San Gabriel – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)(1)(3)

		Contained Metal
	Tonnage(2)	Gold	Silver
Class	(t)	(Oz)	(Oz)
Measured	0	0	0
Indicated	0	0	0
Subtotal	0	0	0
Inferred	0	0	0

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Resources dated from December 31, 2025, and December 31, 2024 considered an ownership basis of 100%.
3.	In 2025, exclusive resources are being reported as the beginning of operations.

Trapiche

Location and means of access

The Trapiche Project is located in the Apurimac region in south-central Perú and is located about 95 km south of the town of Abancay and about 8 km south of the Mollebamba village in the Antabamba Province. The location coordinates are UTM 728,672 E and 8,396,177 N. The elevation of the property and deposits range from 3,900 to 4,650 meters above sea level.

Two access roads are being considered for the access to the mine site from Chunchumayo. One is termed the East Access Road begins in Chunchumayo and ends in the township of Mollocco. The other road is termed the West Access Road and begins in Chunchumayo and eventually ties into the road to Mollebamba.

History

The geological prospecting work began in 1996, extending until 2000, consisting of geochemical prospecting (stream sediments), mapping and rock geochemistry, determining copper and molybdenum anomalies that motivated the continuity of the explorations. In 2001 and 2002, a diamond drilling campaign was completed with the execution of six drill holes (2,192.95 meters). The results were positive leading to the discovery of the Trapiche porphyry with Cu-Mo sulfide mineralization.

Title, leases and options

The Trapiche Project area consists of 33,065.00 hectares in 27 mining concessions, including 2,300 hectares of superficial land use rights that were granted by the Mollebamba village in 2011 through an easement agreement signed with Compañía de Minas Buenaventura and El Molle Verde S.A.C.

Mineralization

The Trapiche deposit corresponds to a typical porphyry deposit with copper and molybdenum mineralization, which is related to the location of the hydrothermal polyphase quartz monzonite porphyry (QMP) and Breccia Pipe, which crosscuts sedimentary sequences of Late Jurassic to Early Cretaceous age.

The mineralization is a Cu-Mo porphyry, constituted mainly by primary and secondary copper sulfides, molybdenite and to a lesser extent, copper oxide. The highest volume of sulfides is located in the Breccia Pipe, followed by the quartz monzonite porphyry, and in a lower percentage, the copper oxides located in the western border with contact to the breccia and calc-silicate sediments, associated with the monzonite intrusive dikes.

Operations and infrastructure

Currently, the power supply for the exploration facilities is provided by generators in the Pionner Camp area with a maximum installed capacity of 460 kW and a capacity of up to 2 MW. The closest electrical substation is Cotaruse, and the closest distribution line is the high voltage line that goes from Cotaruse to Las Bambas. The new 220 kV power line has 90% land agreements reached and will be ready for the start of operations. ORE and ROM leaching optimization column tests are being carried at the metallurgical laboratory on site.

The total number of people to be required on site in years of operation is estimated at 1,150 people.

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

Mineral Reserves and Mineral Resources

The Trapiche Project Mineral Reserves are estimated at an NSR cut-off value of 6.5 US$/t. The NSR cut-off value is determined using the cathodes transport charges and site operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of cooper: 8,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and with fixed values for each type of Ore. Recoveries at LOM average head grade estimated for copper is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. The project LOM is currently estimated at 18 years. The total book value for the Trapiche property and its associated plant and equipment was US$166.6 million as of December 31, 2025.

Trapiche – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis)(1)(3)(4)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
100%	Proven	—	—	—	—	—	—	—
	Probable	283,200,000	0	0	0.51	0	0	1,444,283
	Subtotal	283,200,000	0	0	0.51	0	0	1,444,283

Notes:

1.	S-K 1300 definitions were followed for Mineral Reserves.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Buenaventura owns 100% of this property.
3.	Numbers may not add up due to rounding.
4.	The qualified person for the Mineral Reserves estimate is Mining Plus Peru S.A.C.

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

Trapiche – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Proven	0	0	0	0
Probable	0	0	0	0
Subtotal	0	0	0	0

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Reserves dated from December 31, 2025, and December 31, 2024 considered an ownership basis of 100%.

Trapiche – Year End Mineral Resources as of December 31, 2025 (on a 100% ownership basis)(1)(3)(4)(5)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(Oz)	(Oz)	(t)	(Oz)	(Oz)	(t)
	Measured	24,200,000	0.04	2.85	0.31	32,600	2,218,000	74,435
100%	Indicated	593,000,000	0.03	2.37	0.32	529,400	45,110,000	1,896,427
	Subtotal	617,200,000	0.03	2.39	0.32	562,000	47,328,000	1,970,861
	Inferred	36,610,000	0.04	4.39	0.32	49,000	5,163,000	115,666

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 100% of this property.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add up due to rounding.
5.	The qualified person for the Mineral Resources estimate is Mining Plus Peru S.A.C.

The Trapiche Mineral Resources estimates in the table above were supported from 368 drill holes, totaling 102,819 meters to complete the geological block model. Mineral Resources were reported inside an optimized pit shell and is exclusive of Mineral Reserve. The oxide and mixed Mineral Resource was reported above a cut-off grade of 0.12% and 0.14% total copper respectively. The enriched and transition Mineral Resource was reported above a cut-off grade of 0.07% and 0.09% total copper, respectively, while the primary sulfide Mineral Resource was reported above a cut-off grade of 0.08% total copper. The swath plots also showed good correlation between the drill hole composite grades and the block model grades. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Trapiche Technical Report Summary. Given the absence of material changes, there have been no updates to Trapiche’s Mineral Resources estimation for the year ended December 31, 2025.

Trapiche – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	0	0	0	0
Indicated	0	0	0	0
Subtotal	0	0	0	0
Inferred	0	0	0	0

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Resources dated from December 31, 2025, and December 31, 2024 considered an ownership basis of 100%.

Tantahuatay Sulfides

Location and means of access

The Tantahuatay Sulfides Project as part of the Tantahuatay mining unit is located in the districts of Chugur and Hualgayoc, province of Hualgayoc, region of Cajamarca, in the Andes Mountains of northern Peru. The center of this project has the following geographic coordinates: Latitude 6°44’25’’ S and Longitude 78°41’50’’ W.

Access to Tantahuatay Sulfuros Project is by air from Lima (Jorge Chávez International Airport) to the city of Cajamarca (Armando Revoredo Iglesias International Airport), which is located 568 km north of Lima. Hualgayoc can be accessed from the city of Cajamarca by travelling to the northwest approximately 85 km. By land, the project can be accessed from Lima by traveling the Panamericana Norte highway, taking the detour to the city of Cajamarca, and continuing from Cajamarca to the project (total distance of 1,006 km).

History

In the Tantahuatay Mining unit, initial exploration was conducted by Southern Peru Copper Corporation from 1991 to 1998 and in 1992, Compañía Minera Coimolache S.A. was established in 1981. Currently, Buenaventura holds 40.094% of the shares, 44.244% is held by SPCC and 15.662% is held by ESPRO S.A.C.

The Tantahuatay Sulfides project consists of a flotation plant for the treatment of copper sulfides found underlying the Tantahuatay Au-Ag mineralization, which is currently being exploited (Buenaventura, 2022).

Title, leases and options

There are 18 mining concessions (18,431 ha), which are located in the area of the current pits and exploration projects related to Tantahuatay Sulfides. All the mineral resources presented in this report are located within concessions whose titles are held by Coimolache.

Mineralization

Tantahuatay Sulfides project includes high-sulfidation epithermal, porphyry and skarn mineralization. The High-sulfidation epithermal deposit below the oxide level has mineralization dominated by sulfides, including minerals such as pyrite, enargite and lesser chalcocite and covelline.

Two large mineralization type domains have been differentiated:

Arsenical copper: the mineralization in the high sulfidation epithermal system with enargite-pyrite assemblage.

Non-arsenical copper: the chalcopyrite-sphalerite mineralization that is hosted in the copper porphyries and exoskarn.

Operations and infrastructure

The area around the Tantahuatay Sulfides has been extensively mapped, sampled, and drilled over several years of exploration work. Active mining and extensive exploration drilling should be considered the most relevant and robust exploration work for the current mineral resource estimation.

The current pits provide information (i.e. structural) to model intrusive bodies, and most of the information from diamond drilling is based on data from the holes made in the pits.

Mineral Resources

The Tantahuatay Sulfides Project Mineral Resources are reported within the optimized economic pit and using a NSR cut-off value of 7.76 US$/t. The NSR value is determined using corporate reserves metal prices and metal recoveries. Metal prices used for Mineral Resources are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of cooper 9,000 US$/t, gold 2,400 US$/oz and silver US$ 28 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and with fixed values for each type of Ore. Recoveries at LOM average head grade estimated for copper is 85% and 96.35% payable, gold metallurgical recovery is 60% and 90% payable, for silver the metallurgical recovery is 50% and 90% payable.

Tantahuatay Sulfides – Year End Mineral Resources as of December 31, 2025 (on a 40.094% Buenaventura attributable ownership basis) (1)(3)(4)(5)(6)(7)(8)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	—	—	—	—	—	—	—
	Indicated	81,987,539	0.28	9.56	0.61	736,131	25,197,823	500,018
40.094%	Subtotal	81,987,539	0.28	9.56	0.61	736,131	25,197,823	500,018
	Inferred	297,256,685	0.16	6.83	0.35	1,498,692	65,242,393	1,053,366

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table is reported on 40.094% Buenaventura attributable ownership.
3.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add up due to rounding.
5.	Mineral Resources are reported inside the Buenaventura mining concessions.
6.	The qualified person for the Mineral Resources estimate is SRK Consulting.
7.	The formula for assigning the NSR value (US$/t) = 41.2206 x Cu (%) + 41.4385 x Au (g/t) + 0.3967 x Ag (g/t)
8.	The equivalent copper assignment formula is CuEq(%) = Cu(%) + 1.0053 x Au (g/t) + 0.0096 x Ag (g/t)

Tantahuatay Sulfides – Year End Mineral Resources as of December 31, 2025 (on a 100% ownership basis) (1)(3)(4)(5)(6)(7)(8)

			Grade			Contained Metal
		Tonnage(2)	Gold	Silver	Copper	Gold	Silver	Copper
Ownership	Class	(t)	(g/t)	(g/t)	(%)	(Oz)	(Oz)	(t)
	Measured	—	—	—	—	—	—	—
	Indicated	204,488,300	0.28	9.56	0.61	1,836,012	62,846,867	1,247,114
100%	Subtotal	204,488,300	0.28	9.56	0.61	1,836,012	62,846,867	1,247,114
	Inferred	741,399,424	0.16	6.83	0.35	3,737,946	162,723,581	2,627,241

Notes:

1.	S-K 1300 definitions were followed for Mineral Resources.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Buenaventura owns 40.094% of this property.
3.

Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.	Numbers may not add up due to rounding.
5.	Mineral Resources are reported inside the Buenaventura mining concessions.
6.	The qualified person for the Mineral Resources estimate is SRK Consulting.
7.	The formula for assigning the NSR value (US$/t) = 41.2206 x Cu (%) + 41.4385 x Au (g/t) + 0.3967 x Ag (g/t)
8.	The equivalent copper assignment formula is CuEq(%) = Cu(%) + 1.0053 x Au (g/t) + 0.0096 x Ag (g/t)

The Tantahuatay Sulfides Mineral Resources estimates in the table above were supported from 737 drill holes, totaling 210,944 meters to complete the geological block model. The Mineral Resources were reported inside an optimized pit shell inside the Buenaventura mining concessions. The sulfide Mineral Resource was reported above a cut-off grade of 0.19 % equivalent Cu. The swath plots, visual validation and Global bias showed good correlation between the drill hole composite grades and the block model grades. Additional information regarding the Mineral Resources estimates provided can be found in Section 11 of the Tantahuatay Sulfides Technical Report Summary. The difference in estimated Mineral Resources between December 31, 2025, and December 31, 2024 primarily reflects the impact of an increase in exploration drilling of approximately 30,000 meters during 2025.

Tantahuatay Sulfides – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 40.094% Buenaventura attributable ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	—	—	—	—
Indicated	28,426.42	275.70	7,562.36	184.87
Subtotal	28,426.42	275.70	7,562.36	184.87
Inferred	56,208.69	160.26	6,351.95	90.05

Notes:

1.	Numbers may not add up due to rounding.
2.	The total Mineral Resources dated from December 31, 2025, and December 31, 2024 considered an ownership basis of 100%.

Tantahuatay Sulfides – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)(1)

		Contained Metal
	Tonnage(2)	Gold	Silver	Copper
Class	(t)	(Oz)	(Oz)	(t)
Measured	—	—	—	—
Indicated	70,899.42	687.63	18,861.57	461.10
Subtotal	70,899.42	687.63	18,861.57	461.10
Inferred	140,192.28	399.72	15,842.65	224.60

Notes:

1.	Numbers may not add up due to rounding.
2.	Mineral Resources data presented in this table are calculated on 100% basis. Buenaventura owns 40.094%.

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

Presentation of information concerning Mineral Reserves

The estimates of proven and probable reserves at our mines and projects and the estimates of LOM included in this Annual Report have been prepared by the qualified persons referred to herein, and in accordance with the technical definitions established by the SEC. Under S-K 1300:

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

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2025, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2025. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates are presented in two forms, showing figures considering 100% ownership and also adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded.

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2025. The estimates below were prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Interest			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	25.15	0.57	458.49	25.13	0.51	412.15	50.28	0.54	870.64
Coimolache	40.094	—	—	—	25.18	0.23	186.28	25.18	0.23	186.28
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	3.17	4.14	421.86	12.14	3.60	1,405.05	15.31	3.71	1,826.91
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—
Total		28.31	0.97	880.35	62.44	1.00	2,003.48	90.76	0.99	2,883.83
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	1.34	295.96	12.79	5.61	480.96	86.77	6.96	445.21	99.56
El Brocal Pollymetallic Pb-Zn	61.43	0.71	160.56	3.65	0.05	153.04	0.25	0.76	160.06	3.90
El Brocal Marcapunta	61.43	25.15	24.12	19.51	25.13	21.72	17.55	50.28	22.92	37.06
Coimolache	40.094	—	—	—	25.18	10.66	8.63	25.18	10.66	8.63
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	3.17	3.78	0.39	12.14	6.98	2.72	15.31	6.32	3.11
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	145.48	1.84	8.59	610.31	1.76	34.45	755.79	1.77	43.04
Total		175.84	7.95	44.92	678.42	6.90	150.37	854.26	7.11	195.29
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	1.34	2.82	37.94	5.61	1.93	108.44	6.96	2.10	146.38
El Brocal Pollymetallic Pb-Zn	61.43	0.71	3.28	23.15	0.05	2.17	1.10	0.76	3.20	24.25
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—
Total		2.05	2.98	61.09	5.66	1.93	109.54	7.71	2.21	170.63
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	1.34	1.38	18.53	5.61	1.14	64.10	6.96	1.19	82.63
El Brocal Pollymetallic Pb-Zn	61.43	0.71	1.62	11.44	0.05	0.95	0.48	0.76	1.58	11.92
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—
Total		2.05	1.46	29.98	5.66	1.14	64.58	7.71	1.23	94.56
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	25.15	1.20	300.57	25.13	1.07	269.86	50.28	1.13	570.43
Coimolache	40.094	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde	19.58	145.48	0.36	517.96	610.31	0.34	2,051.86	755.79	0.34	2,569.82
Total		170.63	0.48	818.53	918.64	0.41	3,766.00	1,089.27	0.42	4,584.53
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	145.48	0.01	21.40	610.31	0.01	84.99	755.79	0.01	106.40
Total		145.48	0.01	21.40	610.31	0.01	84.99	755.79	0.01	106.40

Notes:

*	Numbers may not add up due to rounding.
**

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

***	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.
(1)	The qualified person for the Mineral Reserves estimate of Uchucchacua/Yumpag is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate El Brocal and Coimolache is SLR Consulting (Canada) Ltd.

(3)	The qualified person for the Mineral Reserves estimate of San Gabriel SLR Consulting (Canada) Ltd.
(4)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.
(5)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.
(6)	The point of reference used is in situ tonnes that is mill fed.

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2025, prepared in accordance with S-K 1300.

	Ownership	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Interest			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	100.00	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	40.94	0.57	746.36	40.91	0.51	670.93	81.85	0.54	1,417.29
Coimolache	100.00	—	—	—	62.79	0.23	464.61	62.79	0.23	464.61
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	3.17	4.14	421.86	12.14	3.60	1,405.05	15.31	3.71	1,826.91
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—
Total		44.11	0.82	1,168.22	115.84	0.68	2,540.59	159.94	0.72	3,708.81
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	1.34	295.96	12.79	5.61	480.96	86.77	6.96	445.21	99.56
El Brocal Pollymetallic Pb-Zn	100.00	1.15	160.56	5.94	0.08	153.04	0.41	1.23	160.06	6.34
El Brocal Marcapunta	100.00	40.94	24.12	31.75	40.91	21.72	28.57	81.85	22.92	60.32
Coimolache	100.00	—	—	—	62.79	10.66	21.51	62.79	10.66	21.51
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	3.17	3.78	0.39	12.14	6.98	2.72	15.31	6.32	3.11
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	743.00	1.84	43.87	3,117.00	1.76	175.96	3,860.00	1.77	219.83
Total		789.60	3.74	94.73	3,238.53	3.04	315.94	4,028.13	3.17	410.68
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	1.34	2.82	37.94	5.61	1.93	108.44	6.96	2.10	146.38
El Brocal Pollymetallic Pb-Zn	100.00	1.15	3.28	37.69	0.08	2.17	1.79	1.23	3.20	39.48
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—
Total		2.49	3.03	75.63	5.69	1.94	110.23	8.19	2.27	185.85
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	1.34	1.38	18.53	5.61	1.14	64.10	6.96	1.19	82.63
El Brocal Pollymetallic Pb-Zn	100.00	1.15	1.62	18.63	0.08	0.95	0.78	1.23	1.58	19.41
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—
Total		2.49	1.49	37.16	5.69	1.14	64.88	8.19	1.25	102.04
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	100.00	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	40.94	1.20	489.28	40.91	1.07	439.30	81.85	1.13	928.58
Coimolache	100.00	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde	100.00	743.00	0.36	2,645.35	3,117.00	0.34	10,479.36	3,860.00	0.34	13,124.71
Total		783.94	0.40	3,134.64	3,441.11	0.36	12,362.94	4,225.05	0.37	15,497.58
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	100.00	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	743.00	0.01	109.32	3,117.00	0.01	434.09	3,860.00	0.01	543.40
Total		743.00	0.01	109.32	3,117.00	0.01	434.09	3,860.00	0.01	543.40

Notes:

*	Numbers may not add up due to rounding.

**

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral

***	The total tonnage and content amounts presented in this table considered an ownership basis of 100% which represents Buenaventura’s ownership as of December 31, 2025.
(1)	The qualified person for the Mineral Reserves estimate of Uchucchacua/Yumpag is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Reserves estimate of San Gabriel is SLR Consulting (Canada) Ltd.
(4)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.
(5)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.
(6)	The point of reference used is in situ tonnes that is mill fed.

The following table shows a summary of our Mineral Reserves for our material mining properties as of December 31, 2025, prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

		Total
	Ownership	Mineral Reserves
	Interest			Contained	NSR	Metallurgical
	(%)	Total	Grades	Metal	Cut-off[1]	Recovery
Gold		(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Uchucchacua/Yumpag	100.00	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—
El Brocal Marcapunta	61.43	50.28	0.54	870.64	36.1-57.8	21%
Coimolache	40.094	25.18	0.23	186.28	6.4-7.3	78%
Tantahuatay Sulfides	40.094	—	—	—	—	—
San Gabriel	100.00	15.31	3.71	1,826.91	65-148	86%
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—
Total		90.76	0.99	2,883.83
Silver		(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	6.96	445.21	99.56	65-168	89%
El Brocal Pollymetallic Pb-Zn	61.43	0.76	160.06	3.90	59.5-82.3	75%
El Brocal Marcapunta	61.43	50.28	22.92	37.06	36.1-57.8	49%
Coimolache	40.094	25.18	10.66	8.63	6.4-7.3	24%
Tantahuatay Sulfides	40.094	—	—	—	—	—
San Gabriel	100.00	15.31	6.32	3.11	65-148	47%
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	755.79	1.77	43.04	0.13	45%
Total		854.26	7.11	195.29
Zinc		(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	6.96	2.10	146.38	65-168	68%
El Brocal Pollymetallic Pb-Zn	61.43	0.76	3.20	24.25	59.5-82.3	53%
El Brocal Marcapunta	61.43	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—
Total		7.71	2.21	170.63
Lead		(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	6.96	1.19	82.63	65-168	83%
El Brocal Pollymetallic Pb-Zn	61.43	0.76	1.58	11.92	59.5-82.3	55%
El Brocal Marcapunta	61.43	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—
Total		7.71	1.23	94.56
Copper		(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—
El Brocal Marcapunta	61.43	50.28	1.13	570.43	36.1-57.8	81%
Coimolache	40.094	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—
Trapiche	100.00	283.20	0.51	1,444.28	6.50	62%
Cerro Verde	19.58	755.79	0.34	2,569.82	0.13	85%
Total		1,089.27	0.42	4,584.53
Molybdenum		(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—
Cerro Verde	19.58	755.79	0.01	106.40	0.13	54%
Total		755.79	0.01	106.40
*	Based on metal prices of Gold: 2,500 US$/oz, Silver: 29 US$/t, Copper: 9,000 US$/t, Lead: 1,900 US$/t and Zinc: 2,600 US$/t
**

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral.

(1)	Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2)	Metallurgical Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.
(3)	The point of reference used is in situ tonnes that is mill fed.
(4)	The metallurgical recoveries are based on LOM.

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2025, prepared in accordance with S-K 1300.

		Measured			Indicated			Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources			Mineral Resources			Mineral Resources
	Interest			Contained			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	8.28	0.50	133.43	8.25	0.38	100.18	16.53	0.44	233.62	12.94	0.60	247.65
Coimolache	40.094	—	—	—	10.27	0.20	65.34	10.27	0.20	65.34	12.63	0.20	79.47
Tantahuatay Sulfides	40.094	—	—	—	81.99	0.28	736.13	81.99	0.28	736.13	297.26	0.16	1,498.69
San Gabriel	100.00	0.66	2.26	47.95	7.10	2.37	540.44	7.76	2.36	588.38	7.05	3.23	733.15
Trapiche	100.00	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—	—	—	—
Total		33.14	0.20	213.98	700.61	0.09	1,971.49	733.76	0.09	2,185.47	366.48	0.22	2,607.97
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	1.31	284.55	11.96	2.91	289.99	27.17	4.22	288.30	39.12	7.74	382.37	95.14
El Brocal Pollymetallic Pb-Zn	61.43	0.02	117.87	0.06	0.00	144.63	0.02	0.02	123.18	0.08	0.00	398.68	0.03
El Brocal Marcapunta	61.43	8.28	18.11	4.82	8.25	18.57	4.92	16.53	18.34	9.75	12.94	30.81	12.81
Coimolache	40.094	—	—	—	10.27	9.84	3.25	10.27	9.84	3.25	12.63	8.99	3.65
Tantahuatay Sulfides	40.094	—	—	—	81.99	9.56	25.20	81.99	9.56	25.20	297.26	6.83	65.24
San Gabriel	100.00	0.66	4.21	0.09	7.10	7.96	1.82	7.76	7.64	1.91	7.05	7.34	1.66
Trapiche	100.00	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde	19.58	21.73	1.42	0.99	320.52	1.73	17.82	342.26	1.71	18.82	81.45	1.74	4.55
Total		56.20	11.15	20.14	1,024.05	3.81	125.31	1,080.26	4.19	145.45	455.68	12.85	188.25
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	1.31	2.73	115.12	2.91	2.54	74.12	4.22	2.73	115.12	7.74	2.17	167.68
El Brocal Pollymetallic Pb-Zn	61.43	0.02	2.15	0.36	0.00	2.77	0.11	0.02	2.28	0.47	0.00	2.28	0.05
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—	—	—	—
Total		1.32	2.72	115.48	2.92	2.54	74.24	4.24	2.73	115.59	7.74	2.17	167.73
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	1.31	1.84	24.09	2.91	1.48	43.00	4.22	1.59	67.09	7.74	1.42	109.64
El Brocal Pollymetallic Pb-Zn	61.43	0.02	0.83	0.14	0.00	0.59	0.02	0.02	0.78	0.16	0.00	1.06	0.02
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—	—	—	—	—
Total		1.32	1.83	24.23	2.92	1.47	43.02	4.24	1.59	67.25	7.74	1.42	109.66
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	8.28	1.19	98.97	8.25	0.98	80.96	16.53	1.09	179.93	12.94	1.15	148.63
Coimolache	40.094	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	81.99	0.61	500.02	81.99	0.61	500.02	297.26	0.35	1,053.37
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde	19.58	21.73	0.28	60.93	320.52	0.33	1,049.33	342.26	0.32	1,110.26	81.45	0.33	271.68
Total		54.22	0.43	234.33	1,003.76	0.35	3,526.73	1,057.98	0.35	3,761.07	428.25	0.37	1,589.34
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	19.58	21.73	0.01	1.95	320.52	0.01	37.12	342.26	0.01	39.08	81.45	0.01	9.95
Total		21.73	0.01	1.95	320.52	0.01	37.12	342.26	0.01	39.08	81.45	0.01	9.95

Notes:

*	Numbers may not add up due to rounding.
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

****

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	The qualified person for the Mineral Resources estimate of, Uchucchacua/Yumpag, San Gabriel and Tantahuatay Sulfides is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Resources estimate of El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(4)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(5)	The point of reference used is in situ tonnes.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2025, prepared in accordance with S-K 1300.

		Measured			Indicated			Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources			Mineral Resources			Mineral Resources
	Interest			Contained			Contained			Contained			Contained
	(%)	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal	Total	Grades	Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	13.48	0.50	217.21	13.43	0.38	163.08	26.91	0.44	380.30	21.06	0.60	403.15
Coimolache	100.00	—	—	—	25.62	0.20	162.96	25.62	0.20	162.96	31.51	0.20	198.22
Tantahuatay Sulfides	100.00	—	—	—	204.49	0.28	1,836.01	204.49	0.28	1,836.01	741.40	0.16	3,737.95
San Gabriel	100.00	0.66	2.26	47.95	7.10	2.37	540.44	7.76	2.36	588.38	7.05	3.23	733.15
Trapiche	100.00	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Total		38.34	0.24	297.76	843.64	0.12	3,231.89	881.99	0.12	3,529.65	837.63	0.19	5,121.46
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	1.31	284.55	11.96	2.91	289.99	27.17	4.22	288.30	39.12	7.74	382.37	95.14
El Brocal Pollymetallic Pb-Zn	100.00	0.03	117.87	0.10	0.01	144.63	0.03	0.03	123.18	0.13	0.00	398.68	0.04
El Brocal Marcapunta	100.00	13.48	18.11	7.85	13.43	18.57	8.02	26.91	18.34	15.87	21.06	30.81	20.86
Coimolache	100.00	—	—	—	25.62	9.84	8.11	25.62	9.84	8.11	31.51	8.99	9.11
Tantahuatay Sulfides	100.00	—	—	—	204.49	9.56	62.85	204.49	9.56	62.85	741.40	6.83	162.72
San Gabriel	100.00	0.66	4.21	0.09	7.10	7.96	1.82	7.76	7.64	1.91	7.05	7.34	1.66
Trapiche	100.00	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde	100.00	111.00	1.42	5.07	1,637.00	1.73	91.03	1,748.00	1.71	96.10	416.00	1.74	23.24
Total		150.68	5.63	27.29	2,483.56	3.06	244.13	2,634.24	3.20	271.41	1,261.37	7.84	317.94
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	1.31	2.73	115.12	2.91	2.54	74.12	4.22	2.73	115.12	7.74	2.17	167.68
El Brocal Pollymetallic Pb-Zn	100.00	0.03	2.15	0.58	0.01	2.77	0.19	0.03	2.28	0.77	0.00	2.28	0.08
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	—	—	—	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Total		1.33	2.72	115.70	2.92	2.54	74.31	4.25	2.72	115.89	7.74	2.17	167.75
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	1.31	1.84	24.09	2.91	1.48	43.00	4.22	1.59	67.09	7.74	1.42	109.64
El Brocal Pollymetallic Pb-Zn	100.00	0.03	0.83	0.22	0.01	0.59	0.04	0.03	0.78	0.26	0.00	1.06	0.04
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Total		1.33	1.82	24.32	2.92	1.47	43.04	4.25	1.58	67.36	7.74	1.42	109.68
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	13.48	1.19	161.11	13.43	0.98	131.79	26.91	1.09	292.90	21.06	1.15	241.95
Coimolache	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00	—	—	—	204.49	0.61	1,247.11	204.49	0.61	1,247.11	741.40	0.35	2,627.24
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde	100.00	111.00	0.28	311.16	1,637.00	0.33	5,359.20	1,748.00	0.32	5,670.36	416.00	0.33	1,387.54
Total		148.68	0.37	546.71	2,447.92	0.35	8,634.53	2,596.60	0.35	9,181.24	1,215.07	0.36	4,372.40
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	100.00	—	—	—	—	—	—	—	—	—	—	—	—
El Brocal Marcapunta	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Coimolache	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	100.00
San Gabriel	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—	—	—	—	—
Cerro Verde	100.00	111.00	0.01	9.98	1,637.00	0.01	189.60	1,748.00	0.01	199.58	416.00	0.01	50.80
Total		111.00	0.01	9.98	1,637.00	0.01	189.60	1,748.00	0.01	199.58	416.00	0.01	50.80

Notes:

*	Numbers may not add up due to rounding.
**

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

***	The total tonnage and content amounts presented in this table considered an ownership basis of 100% which represents Buenaventura’s ownership as of December 31, 2025.
****

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	The qualified person for the Mineral Resources estimate of Uchucchacua/Yumpag, San Gabriel and Tantahuatay Sulfides is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Resources estimate of El Brocal and Coimolache is SLR Consulting (Canada) Ltd.
(3)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(4)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(5)	The point of reference used is in situ tonnes.

The following table shows a summary of our Mineral Resources for our material mining properties as of December 31, 2025, prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

		Measured + Indicated			Inferred
	Ownership	Mineral Resources			Mineral Resources
	Interest			Contained			Contained	NSR	Metallurgical
	(%)	Total	Grades	Metal	Total	Grades	Metal	Cut-off[1]	Recovery
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	26.91	0.44	380.30	21.06	0.60	403.15	36-47	27%
Coimolache	40.094	25.62	0.20	162.96	31.51	0.20	198.22	5.49-6.57	63%
Tantahuatay Sulfides	40.094	204.49	0.28	1,836.01	741.40	0.16	3,737.95	7.76	60%
San Gabriel	100.00	7.76	2.36	588.38	7.05	3.23	733.15	92.00	85%
Trapiche	100.00	617.20	0.03	562.00	36.61	0.04	49.00	6.5	0.62
Cerro Verde	19.58	—	—	—	—	—	—	—	—
Total		881.99	0.12	3,529.65	837.63	0.19	5,121.46
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Uchucchacua/Yumpag	100.00	4.22	288.30	39.12	7.74	382.37	95.14	56.5-91.6	90%
El Brocal Pollymetallic Pb-Zn	61.43	0.03	123.18	0.13	0.00	398.68	0.04	32.28	47%
El Brocal Marcapunta	61.43	26.91	18.34	15.87	21.06	30.81	20.86	36-47	51%
Coimolache	40.094	25.62	9.84	8.11	31.51	8.99	9.11	5.49-6.57	21%
Tantahuatay Sulfides	40.094	204.49	9.56	62.85	741.40	6.83	162.72	7.76	50%
San Gabriel	100.00	7.76	7.64	1.91	7.05	7.34	1.66	92.00	45%
Trapiche	100.00	617.20	2.39	47.33	36.61	4.39	5.16	6.50	6,200%
Cerro Verde	19.58	1,748.00	1.71	96.10	416.00	1.74	23.24	0.13	45%
Total		2,634.24	3.20	271.41	1,261.37	7.84	317.94
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	4.22	2.73	115.12	7.74	2.17	167.68	56.5-91.6	57%
El Brocal Pollymetallic Pb-Zn	61.43	0.03	2.28	0.77	0.00	2.28	0.08	32.28	53%
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—
Total		4.25	2.72	115.89	7.74	2.17	167.75
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	4.22	1.59	67.09	7.74	1.42	109.64	56.5-91.6	80%
El Brocal Pollymetallic Pb-Zn	61.43	0.03	0.78	0.26	0.00	1.06	0.04	32.28	28%
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—
Cerro Verde	19.58	—	—	—	—	—	—	—	—
Total		4.25	1.58	67.36	7.74	1.42	109.68
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	26.91	1.09	292.90	21.06	1.15	241.95	36-47	88%
Coimolache	40.094	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	204.49	0.61	1,247.11	741.40	0.35	2,627.24	7.76	85%
San Gabriel	100.00	—	—	—	—	—	—	—	—
Trapiche	100.00	617.20	0.32	1,970.86	36.61	0.32	115.67	6.50	62%
Cerro Verde	19.58	1,748.00	0.32	5,670.36	416.00	0.33	1,387.54	0.13	85%
Total		2,596.60	0.35	9,181.24	1,215.07	0.36	4,372.40
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	0.00	0.00
Uchucchacua/Yumpag	100.00	—	—	—	—	—	—	—	—
El Brocal Pollymetallic Pb-Zn	61.43	—	—	—	—	—	—	—	—
El Brocal Marcapunta	61.43	—	—	—	—	—	—	—	—
Coimolache	40.094	—	—	—	—	—	—	—	—
Tantahuatay Sulfides	40.094	—	—	—	—	—	—
San Gabriel	100.00	—	—	—	—	—	—	—	—
Trapiche	100.00	—	—	—	—	—	—	—	—
Cerro Verde	19.58	1,748.00	0.01	199.58	416.00	0.01	50.80	0.13	54%
Total		1,748.00	0.01	199.58	416.00	0.01	50.80
*	Based on metal prices of Gold: 2,500 US$/oz, Silver: 29 US$/t, Copper: 9,000 US$/t, Lead: 1,900 US$/t and Zinc: 2,600 US$/t
**

This table does not include Julcani, La Zanja, Orcopampa and Tambomayo information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources”, “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”, “Mining Operations—Orcopampa—Mineral Reserves and Mineral Resources” and “Mining Operations—Tambomayo—Mineral Reserves and Mineral Resources”.

(1)	Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2)	Metallurgical Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.
(3)	The point of reference used is in situ tonnes.

Internal Control Disclosure

Buenaventura has implemented established quality assurance/quality controls (“QA/QC”). SRK Consulting Perú S.A and SLR Consulting (Canada) Ltd, independent mining consulting firms, reviewed Buenaventura´s QA/QC procedures annually to ensure that those procedures follow best practices and recognized international standards for Mineral Resources and Reserves estimations. The main objective of QA/QC is to monitor and ensure accuracy (quality) in the sampling both in the preparation phase and in the assay phase, and to verify the probable errors that could arise through the process. Additionally, QA/QC aim to identify any contamination caused by poor or deficient sampling, preparation (crushing and pulverizing) and/or assaying. Before the sample preparation phase, quality control (QC) samples are inserted at pre-determined intervals representing a percentage of the total samples. The control samples inserted in the preparation phase are coarse duplicates, fine duplicates, certified reference materials or standards, coarse blanks, and fine blanks, with the insertion distribution designed by the quality assurance/ quality control Supervisor in accordance with the protocols established for the project. The control samples help to identify some errors in the sampling, preparation and assay phases of the samples, which are been corrected by continuous monitoring and appropriate statistical analysis in order to ensure the quality of the ordinary samples. QA/QC procedures include insertion of blank and duplicate samples and insertion of certified reference materials (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical processes. Every mine and advanced project provides a detailed QA/QC report at least once a year. Internally, regular data verification workflows are carried out to ensure the collection of reliable data. Coordinates, core logging, surveying, and sampling are monitored by exploration and mine geologists, and verified routinely for consistency.

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

	Year Ended December 31,
	2025	2024	2023

	(US$ in thousands)
San Gabriel	335,960	250,606	93,235
Uchucchacua/Yumpag	41,082	29,727	52,106
Colquijirca and Marcapunta	52,706	24,916	61,772
Molle Verde	23,961	24,525	20,756
Orcopampa	4,607	2,427	4,466
Julcani	3,399	1,874	878
Tambomayo	3,157	1,444	320
Río Seco	1,503	1,375	90
Others	232	403	1,590
Huanza	767	346	1,159
La Zanja	5,634	98	2,287
Conenhua	—	2	10
Total (1)	473,008	337,743	238,669

	Year Ended December 31,
	2025	2024	2023

	(US$ in thousands)
Fixed assets	—	—	3
Work in progress	317,581	235,867	140,586
Development costs	155,427	101,876	98,080
Total	473,008	337,743	238,669
(1)

Excluding additions of costs for mine closures of US$66.2 million and additions of right of use assets of US$2.4 million in 2025, US$73.1 million and US$7.8 million in 2024; additions of US$11.9 million and US$1.1 million in 2023, respectively.

We partially funded the construction of the Huanza hydroelectric power plant with leasing facilities. See “Item 5. Operating and Financial Review and Prospects—Buenaventura—B. Liquidity and Capital Resources—Long-Term Debt.”

We have budgeted approximately US$385 to US$415 million for capital expenditures for 2026. We continuously evaluate opportunities to expand our business within Peru, as well as in other countries as opportunities arise, and expect to continue to do so in the future. We may in the future decide to acquire part or all of the equity of, or undertake other transactions with, other companies involved in the same business as us or in other related businesses. However, there can be no assurance that we will decide to pursue any such new activity or transaction.

B.   Business Overview

We mainly produce refined gold and silver, either as concentrates or doré bars, and other metals such as lead, zinc and copper as concentrates that we distribute and sell locally and internationally. The following table sets forth the production of the Orcopampa, Tambomayo, Uchucchacua, Yumpag, Julcani, La Zanja and Colquijirca-Marcapunta mines by type of product for the last three years, calculated in each case on the basis of 100% of the applicable mine’s production. Production from Cerro Verde and Coimolache are not included in these production figures.

	Year Ended December 31
	(Unaudited) (1)(2)
	2025	2024	2023
Gold (oz.)	121,306	148,683	155,334
Silver (oz.)	15,577,679	15,478,231	9,172,113
Zinc (t)	29,020	28,452	25,008
Lead (t)	19,464	18,536	11,410
Copper (t)	52,445	57,057	57,721
(1)	The amounts in this table reflect the total production of all of our consolidated subsidiaries, including El Brocal and La Zanja.
(2)	Amounts exclude production from the operating mines that are classified as discontinued operations.

Exploration

We view explorations as our primary means of generating value for our shareholders, and we maintain a portfolio of active exploration projects at various stages of exploration for mineral resources in Peru. During 2025, 2024 and 2023, we spent US$24.8 million, US$21.9 million and US$13.5 million, respectively on “exploration in non-operating areas” investments and US$51.9 million, US$50.8 million and US$49.2 million, respectively on “exploration in operating units” investments mainly focused in the Uchucchacua/Yumpag and Colquijirca mining units.

During 2026, we expect to invest approximately US$110.0 to US$130.0 million in exploration activities.

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

We have active joint venture exploration agreements with other mining companies, including Southern Copper Corporation. Additionally, as of December 31, 2025, we held 12.16% of Tinka Resources Limited’s outstanding voting stock. Consequently, we have access to promising mining projects through exploration of our own mining properties as well as third-party properties while sharing the exploration and development risks with recognized partners, and increasing our exposure to new exploration technologies, while expanding our knowledge and experiences of management, geologists and engineers. In these mining exploration agreements, we may be the operator, an equity participant, the manager or a combination of these and other functions.

The following table lists our principal exploration projects in non-operating areas, our effective participation in each project, our partners with respect to each project, the total number of hectares in each project, observed mineralization of each project and the exploration expenditures for each project during 2025, 2024 and 2023.

	Buenaventura’s
	Effective	Property		Total Exploration
Exploration	Participation	Hectares	Observed	Expenditures During

Projects (1)(2)	at December 31, 2025		Mineralization	2025	2024	2023

				(US$ in millions)
Marcapunta	61.43%	33,748	Copper, Silver and Gold	11.95	7.97	4.10
La Zanja Sulfides	100%	11,457	Copper, Gold and Silver	3.21	4.00	3.96
El Faique	100%	13,318	Copper and Gold	1.95	1.43	0.61
Don Jorge	100%	3,712	Silver	0.10	1.43	0.21
San Gabriel	100%	49,581	Gold, Silver and Copper	1.19	0.60	1.15
Other minor				6.36	6.47	3.57
Total exploration in non-operating areas				24.76	21.90	13.45
(1)	In addition to these projects, we continue to conduct exploration at all of our operating mines and our subsidiaries.
(2)	Only includes explorations conducted by Buenaventura.

The following table lists the operating mines in which we directed our principal exploration efforts, mineralization of each mine and the exploration expenditures for 2025, 2024 and 2023.

		Total Exploration
		Expenditures During
Exploration project	Observed Mineralization	2025	2024	2023

		(US$ in millions)
Uchucchacua/Yumpag	Silver, Lead and Zinc	18.53	16.01	24.42
Colquijirca	Copper, Zinc, Lead and Silver	11.14	10.50	7.76
Julcani	Silver	9.42	11.69	6.99
Orcopampa	Silver and Gold	6.72	7.46	6.07
Tambomayo	Gold	6.10	5.22	3.45
La Zanja	Gold	—	—	0.54
Total exploration in operating areas		51.91	50.88	49.23

The following is a brief summary of current exploration activities conducted by Buenaventura directly and through joint exploration agreements, which we believe represent the best prospects for discovering new reserves. There can be no assurance, however, that any of our current exploration projects will result in viable mineral production or that any of the mineralization identified to date will ultimately result in an increase in our ore reserves. Set forth below is a map of our principal exploration projects in Peru as of December 31, 2025.

-80°
-75°
-70°
0°
-5°
-10°
-15°
VENEZUELA
COLOMBIA
ECUADOR
BRAZIL
BOLIVIA
PACIFIC OCEAN
CHILE
ARGENTINA
N
COLOMBIA
BRAZIL
PACIFIC OCEAN
BOLIVIA
CHILE
Coimolache
MLZ-Sulfide
La Zanja
Yumpag
El Brocal
Uchucchacua
Rio Seco
Huanza
Julcani
Trapiche
Orcopampa
Tambomayo
Don Jorge
Chaska
San Gabriel
BUENAVENTURA MINING PROPERTIES
MINES
PROJECTS
OTHERS
0
250
500
Km

Exploration Projects in Non-Operating Areas

Trapiche. The Trapiche project is operated by Molle Verde S.A.C, which is a wholly-owned subsidiary of Buenaventura. The project is located in the Apurimac region and belongs to the Andahuaylas-Yauri belt, which contains several iron, copper, and gold deposits.

In 2025, no exploration work was carried out. For 2026, we plan to conduct 10,000 meters of drilling focused primarily on the Millucucho, Brecha 1, Driana Sur, and Piste Este targets.

MLZ-Sulfides. The project is situated in the Cajamarca department and comprises a series of hydrothermal breccia pipes containing gold and copper mineralization. So far, we have identified four economically breccia pipes.

In 2025, we completed 7,811 meters of diamond drilling at the Cedrillo, Ariana, Fatima, and Luciana targets.

For 2026, we plan to drill 8,000 meters at the Luciana-Estela and Emperatriz targets.

Chaska, is located 7 kilometers south of the Tambomayo mine and hosts a series of epithermal veins with gold and silver mineralization.

During 2025, we started the environmental instrument that we expect to have approved by the second quarter of 2026 and obtain “Start of Activities” by the end of 2027.

Maria Gracia. The project is located in the Lima department and consists of 10,400 hectares of mining concessions, hosting several geochemical anomalies related to a volcanic-associated massive sulfide deposit.

At the end of 2025, we began the drilling campaign, completing 714 meters. For 2026, we plan to drill an additional 8,000 meters and initiate a new environmental assessment for the Maria Gracia Norte and Central targets.

Exploration Projects in Operating Areas

Orcopampa. During 2025, a total of 3,159 meters of exploration drilling were completed across three targets: Ocoruro–Jaspe, Maria Isabel, and San Santiago, with no positive results at San Santiago. Additionally, 18,675 meters of infill drilling were completed. For 2026, exploration will continue at Ocoruro–Jaspe, including 1,600 meters of drilling and 700 meters of exploration tunnels.

Tambomayo. In 2025, we completed 4,883 meters of exploration drilling in the Camila and Erika veins. Additionally, we conducted 16,574 meters of infill drilling. For 2026, 4,800 meters of infill drilling are planned.

Uchucchacua. During 2025, 2,700 meters of exploration tunnels and 31,508 meters of exploration drilling were completed, focused on five targets: Bonnie, Esperanza, Lucrecia, Luz Norte, and Huantajalla East. In addition, 22,362 meters of infill drilling were executed in the Cachipampa vein system and in historical veins such as Gina–Socorro.

During 2026, we plan to execute 40,000 meters in the targets mentioned above, as well as in near-mine targets such as Plomopampa and Cachipampa NE. Finally, we plan to execute 30,000 meters of infill drilling, mainly in the Luz Norte target.

Yumpag. In 2025, we conducted 19,774 meters of exploration drilling in three targets: Tomasa, Camila SW, and the Isabella system, as well as 724 meters of exploration tunnels. Additionally, we executed 9,178 meters of infill drilling focused on the Camila and Candela structures.

For 2026, exploration activities are planned to continue at the Camila SW and Tomasa NE targets, as well as within the Cachipampa system. The program includes 17,000 meters of exploration drilling and 1,400 meters of exploration tunnels.

El Brocal. During 2025 we continued the two long-term exploration programs initiated in 2023.

The first target is the exploration of the eastern margin of the Marcapunta volcanic center. In this target, we executed 550 meters of exploration tunnels, 9,040 meters of exploration drilling, and 19,831 meters of infill drilling. During 2026, we plan to execute 900 meters of exploration tunnels, 16,000 meters of exploration drilling, and 15,000 meters of infill drilling.

The second target is the exploration of the southern margin of the volcanic center, where we executed 2,054 meters of exploration tunnels, 14,604 meters of exploration drilling, and 15,950 meters of infill drilling. During 2026, we plan to execute 1,606 meters of exploration tunnels, 9,000 meters of exploration drilling, mainly in the Esperanza Target, and 18,200 meters of infill drilling.

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

Sales of Metal Concentrates

All of our metal production is sold to smelters and traders, either in concentrate or metal form, such as gold-silver concentrate, lead-silver concentrate, zinc-silver concentrate, copper-gold-silver concentrate, gold doré bars and refined gold and silver. Our concentrates sales are made under one through five year, U.S. Dollar-denominated contracts, pursuant to which the selling price is based on world metal prices as follows: generally, in the case of gold and silver-based concentrates, the London Bullion Market Association (“LBMA”) Spot AM/PM settlement prices for gold, averaged on the quotational period agreed, less certain allowances, and the LBMA Spot settlement price for silver, averaged on the quotational period agreed, less certain allowances; and, in the case of base-metal concentrates, such as zinc, lead and copper, the London Metals Exchange (“LME”) settlement prices for the specific metal, averaged on the quotational period agreed, less certain allowances. Sales of concentrates and metals provide for price adjustments based on market prices at the end of the relevant quotational period (QP), which is generally the month of delivery or shipment, or a subsequent month following the scheduled shipment or delivery date, in accordance with the terms of the contracts. Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of the QP, based on the spread between the actual price at the end of the QP and the agreed contractual average prices; this is considered a variable portion of the consideration. Changes in the price during the QP are recognized in the “Sales of goods” caption of the consolidated statements of profit or loss.

The historical average annual prices for gold and silver per ounce and our average annual gold and silver prices per ounce for each of the last two years and through March 31, 2026 are set forth below:

	Gold		Silver		Copper
	Average Annual	Our Average	Average Annual	Our Average	Average Annual	Our Average
	Market Price	Annual Price(1)	Market Price	Annual Price(1)	Market Price	Annual Price
	US$/oz.(2)	US$/oz.	US$/oz.(3)	US$/oz.	US$/t	US$/t
2024	2,387	2,407	28.24	28.92	9,140	9,063
2025	3,434	3,547	39.94	41.87	9,939	10,071
2026 (through March 31, 2026)	4,877	4,875	84.39	99.29	12,851	13,696
(1)	Our average annual price includes only the consolidated average annual price from our mines.
(2)	Average annual gold prices are based on the LBMA PM fix as provided by Fast Markets.
(3)	Average annual silver prices are based on London Spot prices. Most of the sales contracts we enter into with our customers state a specific amount of metal or concentrate the customer will purchase. We have sales commitments from various parties for nearly all of our estimated 2026 production; however, concentrates not sold under any of our contracts may be sold on a spot sale basis to merchants and consumers.
(4)	Average annual copper prices are based on the LME Cash ask price as provided by Fast Markets.

Sales and Markets

The following table sets forth our total revenues from the sale of gold, silver, lead, zinc and copper in the past two fiscal years:

	Year ended December 31,(1)
Product	2025	2024

	(US$ in thousands)
Silver	626,799	415,399
Gold	388,004	326,742
Zinc	68,188	63,125
Lead	34,304	33,779
Copper	588,441	483,547
Manganese sulfate	9,114	3,658
Antimony	309	—
Total	1,715,159	1,326,250
(1)	Does not include commercial deductions for refinery charges and penalties incurred in 2025 of US$122.0 million and of US$172.3 million in 2024.

Approximately 30.48% and 31.29% of our concentrate, doré bars and refined metal sales in 2025 and 2024 (without considering adjustments to prior periods liquidations, fair value from sale of concentrate or hedge operations), respectively, were sold outside Peru. Set forth below is a table that shows the percentage of sales that was sold to our various customers in 2025 and 2024.

	Percent of concentrates, doré bars and
	refined metal Sales
	2025	2024
	%	%
Export Sales:
Asahi Refining Canada Ltd	17.13	17.54
Daye Qiansheng (HK) Investment Trading Limited	1.10	4.26
Axaya AG	2.53	2.13
Glencore International AG y Glencore AG	1.52	1.03
Trafigura PTE	4.54	—
Others	3.66	6.33
Total Export Sales	30.48	31.29

Domestic Sales:
Trafigura Peru	35.38	40.61
IXM Trading Peru S.A.C.	10.26	14.79
Glencore Peru S.A.C.	13.26	9.63
Andina Trade S.A.C.	2.06	2.29
Trading Partners Perú S.A.C.	3.46	0.54
Others	5.1	0.85
Total Domestic Sales	69.52	68.71
Total Sales	100.00	100.00

The following table shows our committed sales volumes of copper, lead-silver, gold-silver and zinc concentrates from 2026 to 2030:

	Wet tonnes	Wet tonnes	Wet tonnes	Wet tonnes	Wet tonnes
Concentrate	2026	2027	2028	2029	2030
Uchucchacua’s Lead-Silver	43,000	—	—	—	—
Uchucchacua’s Zinc	63,000	—	—	—	—
Yumpag’s Silver	136,000	—	—	—	—
Tambomayo’s Silver-Lead	3,100	—	—	—	—
Tambomayo’s Zinc	3,500	—	—	—	—
El Brocal’s Copper	270,000	233,900	200,000	80,000	15,000
El Brocal’s Zinc	—	—	—	—	—
El Brocal’s Lead-Silver	9,000	—	—	—	—
Julcani’s Lead-Silver	1,100	—	—	—	—
Julcani’s Gold-Silver	7,500	—	—	—	—
Orcopampa Gold-Silver	600	—	—	—	—

Note: The price of the concentrate supplied under the contract is based on specified market quotations minus refining charges and deductions for refinery charges and penalties. Commitments from 2027 onwards are for tonnage and not for fixed terms.

We also sell refined gold and doré, which is derived from our operations at Orcopampa, Tambomayo, Coimolache and La Zanja to Asahi Refining, or “Asahi,” which further refines the gold. During 2025, the price of gold supplied was determined based on, for the gold content, the quotation for gold at the London Bullion Market Association PM fixing in U.S. Dollars, and for the silver content, the quotation for silver at the London Bullion Market Association spot fixing in U.S. Dollars or at spot prices, minus, in each case, certain minimum charges, as well as charges for customs clearance and treatment of the gold (which varies depending on its gold and silver content). We may elect to have our material toll refined at Asahi’s works and returned to our account for sale to third parties. Pursuant to our agreement, we are responsible for delivering the gold to Asahi’s designated flight at the Lima airport.

Hedging/Normal Sales Contracts

As of December 31, 2025 and 2024, we and our subsidiaries are completely unhedged as to the prices at which our gold, silver, copper and other metals will be sold (El Brocal maintained derivative instruments until March 2023). See “Item 3. Key Information—D. Risk Factors—Factors Relating to the Company—Our financial performance is highly dependent on the prices of gold, silver, copper and other metals.”

Until March 2023, El Brocal used derivative instruments to manage its exposure to changes in the price of metals. Such derivative financial instruments were initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives were carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

El Brocal’s hedge was classified as a cash flow hedge. The effective portion of gain or loss on the hedging instrument was initially recognized in the consolidated statements of changes in equity, under the caption other equity reserves, while the ineffective portion is recognized immediately in the consolidated statements of profit or loss in the finance costs caption. Cerro Verde has not engaged in, and is currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their respective exposures to fluctuations in the price of gold and copper.

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

Mining concessions are irrevocable, provided holders comply with the obligations set forth in the General Mining Law and applicable regulations, mainly the payment of an annual concession fee per hectare granted and achievement of minimum annual production for each hectare, or payment of a penalty when applicable. Failure to achieve minimum annual production or investment targets will result in a penalty. Failure to pay annual concession fees or penalties for two (2) consecutive years in any mining concession will result in the cancellation of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty (30) years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty (30) years beginning on January 1, 2009 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

Our processing concessions enjoy the same duration and tenure as our mining concessions, subject to payment of a fee based on the plate capacity of the applicable processing plant. Failure to pay processing fees for two (2) consecutive years will result in the cancellation of the processing concessions.

Our mining rights and processing concessions are in full force and effect under applicable Peruvian laws. We believe we are in compliance with all material terms and requirements applicable to the mining concessions and processing concessions and that we are not subject to any condition, occurrence or event that would cause the revocation, cancellation, lapse, expiration or termination thereof, except that we may, from time to time, allow to lapse, revoke, cancel or terminate mining concessions and processing concessions that are not material to the conduct of our business.

In addition to obtaining mining concessions from the Peruvian government, applicable Peruvian regulations require to enter into an agreement with surface landowners and/or occupiers, of land located above the mineral resources to be explored or mined. Supreme Decree No.042-2017-EM (Regulations for Environmental Protection of Mining Exploration Activities), requires such easements or land agreements to be completed before undertaking exploration or mining activities. We have been actively seeking to acquire surface land rights, easements for land covering prospective exploration targets, or ore deposits that could be brought into production in the future. Regarding processing concessions, Article 82 of Supreme Decree No.020-2020-EM, Regulations for Mining Proceedings, in force since August 9, 2020, requires holders of such concessions to own the land covering the concession or to have the authorization of the landowner. We have sought to acquire surface land rights in areas suitable for plant and/or processing facilities.

The possibility of developing mining activities in areas classified as urban or urban expansion, is restricted, there must be compatibility of such areas and mining activities. Law No. 27015, Regulating Mining Concessions in Urban Areas and Urban Expansion Areas and related regulations, amended by Law No. 27560 defines procedures for granting mining concessions in urban and urban expansion areas. No mining concession can be granted in an urban area unless there is a special law enacted by congress authorizing it, and in the case of mining concessions in urban expansion areas, MINEM is required to receive the approval of the council of the applicable provincial municipality. The council has sixty (60) calendar days to issue its decision. Mining concessions in urban expansion areas are granted for 10-year terms, which may be renewed by MINEM subject to the approval of municipal authorities, but cannot exceed 100 hectares.

Since July 22, 2010, the Environmental Evaluation and Overseeing Agency (OEFA), which depends on the Ministry of Environment (“MINAM”), is in charge of conducting all types of audits, and levy fines or administrative measures on mining companies which fail to comply with their environmental obligations and commitments, either those set out in the applicable legislation (obligations), or those entered into in the environmental permits granted (commitments).

Law 29783 addresses Employee Health and Safety, and employers´ liability in mining activities. Accordingly, such employee health and safety and employer liability and related matters are now audited by the Ministry of Labor and Employment (MINTRA, through its technical entity National Superintendence of Labor Inspection (SUNAFIL)). Law 29783, as amended by Law 30222, establishes the minimum rules designed to prevent employee safety risks and allocate liabilities in relation to such risks. The main principle of this law is that the employer assumes the economic, legal and any liability arising from accidents or diseases suffered by the employee while working, and guarantees the employee’s health and safety in connection with the employee’s work. This legislation entitles labor inspectors to inspect commercial facilities and, under certain circumstances, suspend operations. By Supreme Decree No.003-2013—TR, MINTRA transferred its security supervisory, audit and sanctioning functions to the SUNAFIL. Such law amended the relevant provision of the criminal code, to establish that a person who intentionally breaches the safety and health provisions, and who after being required by the relevant authority, does not adopt the measures contemplated in such provisions, is deemed to jeopardize the life, health or physical integrity of such person’s employees and may be held criminally liable for such behavior.

On July 28, 2016, Supreme Decree No. 024-2016-EM, as amended by Supreme Decree No. 029-2016-EM, Supreme Decree No. 023-2017-EM, Supreme Decree No. 037-2017- EM and Supreme Decree No. 034-2023-EM relating to Occupational Health and Safety Regulations for Mining was published. These Regulations aim to prevent the occurrence of incidents, work-related accidents and occupational diseases, aiming to promote a culture of prevention of occupational hazards in mining activities. In addition, SUNAFIL is the competent authority for the supervision and enforcement of compliance with legal and technical standards related to employment practices and policies.

Occupational safety and health issues in mining activities are overseen by the Energy and Mining Supervisory Board (OSINERGMIN), the competent authority to supervise compliance of the legal and technical provisions related to worker’s health and safety, but also entrusted with the supervision of mining infrastructure. As decreed in Supreme Decree No.128-2013-PCM, mining companies are required to make monetary contributions to OSINERGMIN and to fund OEFA’s activities.

Environmental Matters

In October 2005, Peru enacted the General Environmental Law (Law No. 28611), which establishes the main environmental guidelines and principles applicable in Peru. Pursuant to the General Environmental Law, the MINAM issued national environmental regulations, which have gradually replaced prior guidelines governing governmental agencies environmental competencies. OEFA, as the environmental enforcement agency, has the authority to inspect mining operations and impose administrative measures and/or fines to mining companies that fail to comply with prescribed environmental regulations and their approved environmental commitments.

In May 1993, the regulation for environmental protection under mining and metallurgical activities (reglamento para la proteccion ambiental en la actividad minero - metalúrgica), was published and approved by means of Supreme Decree No. 016-93-EM. This regulation required every mining unit that began operations before May 1993 to file a Preliminary Environmental Assessment (“EVAP”) followed by a Program for Environmental Adequacy and Management (“PAMA”). Additionally, an EIAd had to be submitted for any new operations. In 2014, this regulation was repealed by Supreme Decree No. 040-2014-EM (reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero), approved on November 12, 2014, which regulates mining production, processing, labor, transportation and storage and sets forth a new set of requirements for these activities. In this Supreme Decree (article 76) also established the possibility of submitting a supporting technical report (ITS) when the environmental impacts were not significant. On March 2, 2020 this regulation was amended by means of Supreme Decree N° 005-2020-EM (Modificación del Reglamento de Protección y Gestión Ambiental para las Actividades de Explotación, Beneficio, Labor General, Transporte y Almacenamiento Minero). This amendment also created Article 133A which introduces the possibility of executing certain changes and improvements without modifying the EIAd, with only a Prior Communication (Comunicación Previa).

Regulation for citizen participation in exploitation activities. Supreme Decree No 028-2008- EM published in 2008 regulated the process for citizen participation in these activities. One of the most essential requirements is the participatory workshops with the communities and the public hearings.

Regulations for LMPs and ECAs. In 1996, MEM also issued regulations that establish maximum permissible levels (“LMPs”) of (i) liquid effluents emissions and (ii) elements and compounds present in gaseous emissions resulting from mining activities. Mines and processing plants that were in operation before May 1993 were required to comply with LMPs within 10 years and in the meantime, operators were required to prepare Environmental Adaptation and Management Programs, or PAMAs, that set forth plans to ensure compliance with more stringent LMPs. The first General Water Law was enacted in 1969. In 2008 and 2010, MINAM enacted new water quality standards and new LMPs for liquid effluents, and, in 2009, all Peruvian mining companies were required to submit updated environmental management plans that complied with water quality standards and new LMPs for liquid effluents to MEM. By the end of 2015, Supreme Decree No. 015-2015-MINAM (the “2015 Decree”) was enacted, modifying water quality standards for designated beneficial uses which apply to mining companies and establishing supplementary provisions related to compliance. In 2017, Environmental Quality Standards (Estándares de Calidad Ambiental) (ECAs) for water were modified by Supreme Decree No. 004-2017-MINAM. Permissible maximum limits approved in 2010 are still valid.

In May 2008, the MINAM was created by Legislative Decree No. 1013. MINAM’s main functions include formulating and implementing policies and regulations related to environmental matters and pollution control, including regulation of air and water quality standards, through supervision and education.

On March 26, 2013, Supreme Decree No. 002-2013-MINAM regarding soil quality became effective. It approved the ECAs for soils, or “Standards,” which are applicable to any project or activity that may generate an environmental impact. Subsequently, on March 25, 2014, supplementary provisions for the application of the standards were approved through Supreme Decree No. 002-2014-MINAM (which was replaced by Supreme Decree No. 012-2017-MINAM as set forth below). Projects operating at the time those regulations came into force were required to submit the first phase of soil characterization within twelve months of the passage of the decree. Buenaventura and its associated companies submitted this information within the required time.

In 2017, new ECAs for soils were approved by Supreme Decree No. 011-2017-MINAM, replacing the ECAs approved by Supreme Decree No. 002-2013-MINAM. The new ECAs are applicable to new environmental assessments that are required to carry out future mining activity in accordance with the mining regulations. With respect to the environmental assessments that were approved prior to the approval of the new ECAs, Supreme Decree No. 002-2013-MINAM will remain applicable and the new ECAs will only be enforced when the approved environmental assessments need to be modified or updated. In 2017, Supreme Decree No. 012-2017-MINAM replaced Supreme Decree No. 002-2014-MINAM, approving new supplementary provisions for application of the new ECAs and new guidelines to manage contaminated areas. Buenaventura and its associated companies have taken into consideration all new environmental regulations when executing its mining activities.

In 2012, Peru enacted Supreme Decree No. 020-2012-EM, which added Chapter XVII to the Mining Proceedings Regulations approved by Supreme Decree No. 018-92- EM. The new provisions require the approval of the General Mining Directorate of MINEM or of the relevant regional government before proceeding to start and re-start exploration, development, preparation and exploitation. The authorizations to start and re-start mining activities may need to be pre-approved by MEM if the mining activities affect indigenous or native people.

Regulations for solid waste. In December 2017, a new regulation for Solid Waste Management was approved by Supreme Decree No. 014-2017-MINAM which brought into force the new Law for Integral Management of Solid Waste, approved by Legislative Decree No. 1278 in December 2016. This Supreme Decree was amended by Supreme Decrees Nos. 001-2022-MINAM and 002-2024-MINAM. This resulted in new regulations for all extractive productions and services in Peru, including mining, which prioritize the material and energy recovery of solid waste through different methods, including recycling, reuse and co-generation.

Regulations governing mining explorations. In May 2008, the Peruvian government enacted Supreme Decree 020-2008-EM, which governs mining exploration activities and related matters. At the end of 2017, this Supreme Decree was superseded by a new regulation for exploration activities. Under Supreme Decree 042-2017-EM, exploration activities fall into two categories: Category I and Category II. Category I exploration activities involve no more than 40 drilling platforms or affecting a surrounding area measuring less than 10 hectares in size, while Category II exploration activities are those involving between 40 and 700 drilling platforms and affecting an area measuring more than 10 hectares. For Category I exploration activities, an Environmental Impact Statement (Declaración de Impacto Ambiental) (DIA) is required. For Category II exploration activities, a semi-detailed EIA (EIAsd) that incorporates technical, environmental and social matters is required. In 2017, Supreme Decree No. 042-2017-EM repealed Supreme Decree 020-2008, one of the most important developments was the establishment of the Environmental Technical Report (Ficha Técnica Ambiental) (FTA), for exploration activities that do not have significant negative environmental impacts. The FTA, DIA and the EIAsd, as applicable, must be approved before exploration activities can commence. Any commitments assumed by mining companies in a DIA, EIAsd or FTA are mandatory and, if they are not fulfilled, OEFA has the authority to fine non-compliant mining companies. The regulation also provides that the holder of mining concessions will perform specified closure and post closure activities during exploration programs. In addition, fines can be imposed if exploration programs begin before the DIA, the EIAsd and the FTA are approved, and the approval of environmental assessments for exploration activities performed within protected natural areas requires the approval of the competent authority. Exploration in Prehispanic Archeological Sites (referred to in Supreme Decree No 004-2000-ED) is forbidden unless expressly authorized by the Ministry of Culture.

The regulation for exploration activities Supreme Decree No. 042-2017-EM, was modified by Supreme Decree No. 019-2020 - EM. The most important changes are that the Ministry de Energy and Mines allows the positive administrative silence for FTA, additional assumptions for Prior Communication, the determination of a deadline to OEFA which must conduct the final closure inspection and the rules modifications of Citizen Participation for the FTA.

In 2024, Ministerial Resolution No. 237-2024-MINEM/DM was published, which approves the use of a simplified Environmental Technical Sheet (FTA) for exploration activities involving up to five drilling platforms, and also reduces the required scope for FTAs covering up to twenty drilling platforms.

In 2025, the following FTA, DIA or EIAsd were approved:

Mine/Project	Type of Study	Approving Resolution 2025	Date of Approval
Maria Gracia	FTAmc	RD No. 041-2025-MINEM/DGAAM	February 14, 2025
Trapiche	3er ITS 5ta MEIAsd	RD No. 347-2025-MINEM/DGAAM	October 07, 2025
Don Jorge	ITS DIA	RD No. 255-2025-MINEM/DGAAM	August 21, 2025

Regulation for citizen participation in exploration activities. In May 2008, MINEM enacted Supreme Decree No 028-2008-EM, which regulates the citizen participation process within the framework of environmental permit approval. The DIA and EIAsd provide local communities with an opportunity to engage actively in this process. It is an essential requirement for DIA and EIAsd to hold participatory workshops with the communities int the areas of influence. Now, this requirement also extends to FTA.

Regulations Promoting Investments. Supreme Decree 054-2013-PCM, as amended by Supreme Decrees 005-2016-MINAM and 011-2022-MC, was passed to promote investment projects. It allows companies to submit a supporting technical report, ITS (Informe Técnico Sustentatorio), to modify ancillary components, capacity expansions, or introduce technological improvements in exploration and exploitation activities. SENACE (EIAd) and MINEM (DIA and EIAsd) will then issue a compliance waiver within no more than fifteen (15) working days from the date of submission. This should facilitate the approval of environmental assessments for our new exploration projects and simplify the issuance of certificates of non-existence of archeological remains required for mining projects.

On December 28, 2015, the Servicio Nacional de Certificación Ambiental (SENACE), which operates under the auspices of MINAM, took responsibility for the assessment and approval of detailed EIA (EIAd) submitted by private, public, or mixed-capital organizations. This development is consistent with the expansion of MINAM’s technical and regulatory capacities. In 2020, EIAd for Yumpaq and Trapiche were prepared under SENACE supervision.

Moreover, in June 2025, Ministerial Resolution No. 00143-2025-MINAM was issued approving new Environmental Baseline Elaboration Guidelines (Guía para la elaboración de la Línea Base en el marco del Sistema Nacional de Evaluación del Impacto Ambiental) that replaced the prior guidelines which had been in place since January 2019. The purpose of the aforementioned guidelines is to provide information, directives and references to professionals involved in the review of baselines, as well as to provide general guidelines to the project owner or consulting firm for the process of identifying and evaluating the impacts on the environment (including physical, biological and social impacts), the results of which allow decisions to be made on the environmental viability of the project.

In September 2023, the detailed environmental impact study (EIAd) of the Yumpag Carama was approved. With this environmental certification, BVN is able to mine 1000 ton/day of ore and process it in Ucchucchacua plant.

In June 2024, the modification of the detailed environmental impact study (MEIAd) for Coimolache was approved. With this environmental certification, CMC expands the components of the Tajo, PAD, and PTAA Ciénaga Norte.

In 2025 the following EIAd, MEIAd and ITS were approved:

Buenaventura
Mine/Project	Type of Study	Approving Resolution	Date of Approval
San Gabriel	6to ITS San Gabriel	RD No. 00071-2025-SENACE-PE/DEAR	June 27, 2025
Río Seco	2da Actualización EIAd	RD No. 00283-2025-PRODUCE/DGAAMI	April 25, 2025
Julcani	6to ITS	RD No. 000130-2025-SENACE-PE/DEAR	November 21, 2025
Tambomayo	Mod. EIA Tambomayo	RD No. 00004-2025-SENACE-PE/DEAR	January 17, 2025
Río Seco	10mo ITS de Río Seco	RD No. 00038-2025-PRODUCE/DGAAMI	January 17, 2025
Brocal	1ER ITS - MEIA 25K Colquijirca	RD No. 00005-2025-SENACE-PE/DEAR	March 12, 2025
Julcani	5to ITS	RD No. 00012-2025-SENACE-PE/DEAR	February 11, 2025
Tambomayo	1er ITS de la 1ra MEIA Tambomayo	RD No. 000101-2025-SENACE-PE/DEAR	September 3, 2025

PUPCA. In January 2022, The SENACE (Servicio Nacional de Certificacion Ambiental para las Inversiones Sostenibles) enacted Supreme Decree Nº004-2022-MINAM, Procedimiento Único del Proceso de Certificación Ambiental (PUPCA), becoming effective in July 2022, which requires mining companies to conduct accompanying actions during the elaboration of Environmental Impact Assessment or their modifications, also the execution of diverse public participation procedures. It is important to point out that this regulation has introduced mandatory citizen participation mechanisms for the ITS. Likewise, a public hearing will be held for the MEIAd. In May 2023, Supreme Decree No. 006-2023-MINAM modified the Decree No. 004-2022-MINAM, suspending the PUPCA until January 1, 2025, and allowing companies to continue with the previous law. In our case, MEIAd of Brocal and Tambomayo continued with PUCPA framework, while in case of MEIAd of Orcopampa and Julcani was possible to desist of PUPCA and continue with the previous law. On November 28, 2024, Supreme Decree No. 013-2024- MINAM, which introduces the new PUPCA, was published. One of the key updates is that citizen participation processes related to Environmental Management Instruments (IGAs) will now be governed by the applicable sector-specific regulations. This new regulation became effective on January 1, 2025.

Additionally, in 2024, other regulations aimed at promoting private investment were enacted, including Supreme Decree N° 011-2024 which allows mining titleholders to increase the installed capacity of a mineral processing plant by up to 10% without modifying the operational license and Supreme Decree No. 005-2024-MINAM, which eliminates the requirement to obtain authorization from SERFOR for the collection of flora or fauna species when conducting baseline studies for semi-detailed or detailed Environmental Impact Assessments (EIAsd or EIAd).

Regulation for emergency situations not included in the EIAd. In 2021, Supreme Decree No. 026-2021-EM modified the Supreme Decree No. 040-2014-EM introducing article 50-A. Article 50-A gives companies the option to carry out actions not incorporated in their Environmental Impact Statements, when the purpose of that action was to control the effects of environmental emergencies. Companies must communicate the execution of these actions to the OEFA within ten (10) days of execution.

Regulations governing mine closures. In 2003, Law No. 28090, Ley que Regula el Cierre de Minas (Law that Regulates the Closing of Mines), established the obligations and procedures that mining companies must follow to prepare, submit and execute plans for the closing of mines, or “Closure Plans,” and the granting of financial environmental guarantees to secure compliance with Closure Plans. We are required to submit a Closure Plan for new projects to MEM within one year following approval of an EIA or PAMA; and inform MEM semi-annually of any progress on the conditions established in the Closure Plan. We are also required to perform the Closure Plan consistent with the schedule approved by MEM during the life of the project and to set up a financial environmental guarantee that covers the estimated amount of the Closure Plan. In addition, Supreme Decree No, 042-2017-EM that abrogated Supreme Decree No. 020-2008-EM, approved new Regulations of Environmental Protection for Mining Exploration Activities applicable to mining environmental matters, including a chapter related to mine closing works. Supreme Decree Nº 033-2005-EM approved the Regulations for Closure of Mines and requires mining companies that perform exploration activities to conduct certain closing activities in accordance with the approved environmental assessment, subject to deferral under certain circumstances, and contemplates a Closure Plan to be submitted by the mining company following the terms and conditions of such Supreme Decree Nº 033-2005-EM as amended by Supreme Decrees Nos, 035-2006-EM, 045-2006-EM. 054-2008-EM, 013-2019-EM, 036-2016-EM037-2017-EM, 014-2024-EM and 006-2025-EM.

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

In 2024, closure plans were approved for Tambomayo, San Gabriel and Yumpag as mine operation units and Rio Seco Copper Plant as metallurgical facilities. Besides, there were submitted updating closure plans for Colquijirca, Orcopampa and Uchucchacua

In 2025, updated closure plans in respect of Uchucchacua and Orcopampa as mine operation units were approved.

On November 9, 2009 Supreme Decree No. 078-2009-EM became effective, creating additional environmental obligations for mining concessions holders. Under this provision, mining concessions holders that performed mining activities, including mining exploration, production and processing activities or related activities, without having an environmental certification are required to prepare and perform an environmental remediation plan to address the environmental impact in the areas in which such activities have been conducted. Environmental remediation plans can only be filed once mining activities have ceased and contain a detailed description of all mining facilities and activities performed without the corresponding environmental certification, including maps and related information, a detailed description of the environmental impacts created by such activities, a detailed description of the remediation actions, a detailed description of the compensation that is proposed to be made, a budget and schedule of the remediation activities, including their costs, and a bond in favor of MEM for the cost of the execution of the measures contained in the environmental remediation plan. Once the environmental remediation plan is completed, mining concessions holders are required to inform the auditing entity so it can verify that the actions were carried out as approved. The auditing entity is required to send the respective report to the relevant authority so that the bond may be returned. Supreme Decree No. 013-2019-EM repealed Supreme Decree No. 078-2009-EM and introduced several amendments to Supreme Decree No. 033-2005-EM (in turn, amended by Supreme Decrees Nos. 035-2006-EM, 045-2006-EM, 037-2017-EM, 013-2019, 014-2024-EM and 006-2025-EM), which regulates the Mine Closure Plans. On July 27, 2024, Supreme Decree No. 014-2024- EM was published, through which the government granted mining titleholders the opportunity to regularize components that were built without environmental certification by submitting a “Plan Ambiental Detallado” (PAD Additionally, the procedure for evaluating mine closure plans is optimized by reducing the approval period from 160 business days to 60 business days.

Law No. 28271, Law that Regulates the Environmental Liabilities of Mining Activities (Ley que Regula los Pasivos Ambientales de la Actividad Minera), came into force on July 7, 2004 and serves to regulate the identification of environmental liabilities and financial responsibility for remediation in mining activities, in each case to mitigate any negative impact mining may have with respect to the health of the population, environment and property. Pursuant to Law No. 28271, as amended by Law No. 28526 and Legislative Decree No. 1042 and No. 1670, MEM’s technical branch will identify environmental liabilities, mining companies responsible for abandoned mining facilities, mining works and residue deposits that may be linked to such environmental liabilities and holders of inactive mining concessions with mining liabilities. Holders of inactive mining concessions with environmental mining liabilities will be required to submit a Closure Plan and enter into environmental remediation agreements with MEM to perform any studies and work necessary to control and mitigate the risk and effects of any contamination. Regulations under Law No. 28271, Regulations of Environmental Liabilities of Mining Activities (Reglamento de Pasivos Ambientales de la Actividad Minera), were approved by Supreme Decree No. 059-2005-EM. and then modified by Supreme Decree No. 003-2009-EM.

According to new regulation for mining liabilities, we have submitted intentions to update Closure Plans to MEM for all our mining concessions with environmental mining liabilities: Lircay, Bella Unión, Chaquelle, Ayacucho, Santa Barbara and Delta Upamayo are currently with post-closure activities but need to be updated in order to update commitments.

We have submitted Closure Plan for Los Negros and El Dorado, 2 new projects with mining liabilities managed by Minera Colquirrumi, a subsidiary of Buenaventura.

We have submitted updating closure plans for Santa Barbara (managed by Sociedad Minera El Brocal) in Huancavelica.

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

Regulations under Law No. 29785 were approved by Supreme Decree No. 001-2012-MC and became effective on April 4, 2012. These regulations specify the form and circumstances of the required consultation and the manner in which agreements will be formalized and provide for a consultation process that lasts no more than 120 calendar days. In 2019, Ministerial Resolution No. 403- 2019 MINEM/DM was issued, establishing the administrative procedures from the Mining Sector that require prior consultation in case those procedures affect indigenous communities -- which are: (i) processing concession; (ii) authorization to initiate or re-initiate exploration, development, or exploitation activities; (iii) mineral transport; and (iv) mining labor.

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

During 2024, the Prior Consultation process for the exploration and exploitation projects of Buenaventura Company were led by the General Social Office of the Mining and Mineral Minister in strict compliance with current regulations. So, after a long research activity and technical and legal evidence on the impact that exploration and exploitation projects could generate on the collective rights of the indigenous communities that surround them, it was demonstrated that these activities would not generate impacts and that the process prior consultation concluded satisfactorily.

During 2025, the Trapiche Project completed the first two stages of the Prior Consultation process in for purposes of obtaining the applicable operational exploitation permit: identification of whether Indigenous peoples are present in the project’s area of influence. The competent authority confirmed the presence of Indigenous communities within the project’s area of influence.

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

In 2025 the following operational permits were approved by the General Directorate of MINEM:

Mine / Project	Type of permit	Prior Consultation	Date of Approval
Uchucchacua	MAC MCdB, DR3	0109-2025-MINEM-DGM/V	March 7, 2025
Yumpag	1era. MPdM - 1er ITS EIA. Mod. Cronograma	304-2025-MINEM-DGM/V	June 17, 2025
Tantahuatay	MCdB de la 2da + 3ra MEIA (Pad Mirador y Pad THY)	076-2025-MINEM/DGM	February 12, 2025
Tantahuatay	MAC 1er ITS 3ra MEIA (Pad THY) Etapa 1 (A+B+C)	446-2025-MINEM-DGM/V	September 5, 2025
Tantahuatay	MPdM de la 3ra MEIA + 1er ITS 3ra MEIA (Ampliación de Tajos +canteras + DMO)	448-2025-MINEM-DGM/V	September 1, 2025
Tantahuatay	MAC 1er ITS 3ra MEIA (Pad THY)	0238-2025-MINEM-DGM/V	May 7, 2025
Brocal	MCdB del Recrecimiento DRH cota 4223 - EIA 18K	129-2025-MINEM-DGM/V	March 17, 2025
Brocal	MAC del Recrecimiento DRH cota 4225 - EIA 18K	589-2025-MINEM-DGM/V	November 12, 2025
San Gabriel	MdCB de los componentes 4to ITS	148-2025-MINEM-DGM/V	April 1, 2025
San Gabriel	Autorizacion de Funcionamiento del EIA + 3ro ITS, 4to ITS, 5to ITS	Deemed approved due to administrative silence	November 15, 2025
Orcopampa	ITM PdM del 6to ITS: Recrecimiento DME R2	564-2025MINEM-DGM/V	October 12, 2025
La Zanja	Autorizacion de inicio de actividades 10ma MEIAsd (plataformas + accesos)	159-2025-MINEM-DGM/V	March 13, 2025
La Zanja	Autorizacion de Funcionamiento del 5to ITS - 4ta MEIA (Recrecimiento Pad San Pedro Sur)	0090-2025-MINEM-DGM/V	February 24, 2025
Julcani	ITM CdB 5to ITS (Presa 9 cota 4136 a la 4138)	0322-2025-MINEM-DGM/V	July 7, 2025
Julcani	ITM CdB 5to ITS (Optimización de la Planta Fase 2)	0321-2025-MINEM-DGM/V	July 1, 2025
Maria Gracia	Autorización de inicio de actividades de Exploración	Constancia de Aprobación Automática No. 0021-2025-MINEM/DGM	October 31, 2025

Insurance

We maintain a comprehensive insurance program designed to address specific risks associated with our operations. Our insurance program is provided through the local Peruvian insurance market with international support and covers the risks of property and business interruption, general civil liability against third parties and employer´s against collaborators, vehicle insurance and the damages that these may cause to third parties, cargo transportation and mining equipment insurance, among others.

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

Safety

At Buenaventura, we believe that safety is an inherent part of every process, rather than something separate. This means that safety management is the responsibility of the operational staff in charge of each respective project. Safety is part of our quality indicators and a cross-cutting value throughout the Company.

The Accident Rate increased by 29.7%, from 0.64 in 2024 to 0.83 in 2025. There were 93 incapacitating accidents reported in 2025, an increase 4.5% from 2024. The number of days lost, and man-hours worked in 2025 was also lower than in 2024, which had a direct influence on frequency, severity, and accident rates.

The table below shows Accident Rates based on the number of fatal and lost time accidents 2.27 and days lost 366.77. The table shows an increasing trend for Accident Rates between 2024 (0.64) and 2025 (0.83).

Note: The accident rate information is calculated based on 100% Buenaventura, 100% Brocal, 100% Coimolache, 100% La Zanja, 100% Rio Seco and 100% Conenhua.

During 2025, a total of 18 high-potential incidents (those constituting dangerous occurrences that, under slightly different circumstances, could have resulted in fatal or life-altering injuries) were recorded, representing two less events than the previous year. This result reaffirms the importance of continuing to strengthen our safety strategy under a preventive approach, focused on the management of critical risks and the reinforcement of controls that prevent severe or fatal consequences.

In this context, the main projects and initiatives implemented during 2025 include:

●	Strengthening of the Critical Risk Program, prioritizing the implementation, verification, and assurance of critical controls aimed at preventing fatal events and permanent disabling injuries, in line with the Risk Management pillar of the Safety Master Plan.
●	BSAF Risk Management (Low Severity / High Frequency), focused on identifying and controlling recurrent low-severity events that, due to their frequency, may generate accident trends and opportunities for preventive improvement.

●	Structured implementation of the Consequence Management approach, as a tool for organizational accountability, aligned with corporate values and aimed at reinforcing safe behaviors while discouraging critical deviations.
●	Deployment of the Layered Risk Management model (Critical, Dynamic, Process, and Individual layers), aligning responsibilities from workers to supervisory levels, in accordance with the organization’s cultural maturity framework.
●	Strengthening and redesign of the cultural program “Pacto por la Vida” (‘Commitment to Life’), integrating visible leadership, awareness interventions, and the reinforcement of the Right to Say No, within the People pillar of the Safety Master Plan.
●	Strategic reorientation of the Safety function toward the audit and verification of Critical Controls, optimizing time and resources toward activities with the greatest impact on the prevention of fatalities and high-potential incidents.

These initiatives are part of the implementation process of the Safety Master Plan 2025–2029, which aims to consolidate a sustained evolution toward a safe and sustainable production culture, strengthening critical risk prevention, safety leadership, and continuous improvement of organizational performance.

Organizational Structure

As of March 31, 2026, we conducted our mining operations, explorations projects and other activities directly and through various majority-owned subsidiaries, controlled companies and other associate companies as described in the following organizational chart†:

†	All entities in this chart, except for Tinka Resources Limited (which is organized in Canada) and Buenaventura Trading S.A.S. (which is organized in Uruguay) are incorporated in Peru.
*	Compañía Minera Condesa S.A. holds 21,160,260 Common Shares of Compañía de Minas Buenaventura S.A.A., or approximately 7.70 % of our total Common Shares.

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

Minera La Zanja S.R.L.

La Zanja is located 35 kilometers northwest of the city of Cajamarca. La Zanja, which as of December 31, 2025, was 100% owned by us, began operations in September 2010 as an open pit mine producing gold and silver.

Compañía Minera Coimolache S.A.

Coimolache is a mining company that owns the Coimolache mine which is located in the province and district of Hualgayoc in the Cajamarca region. We hold a 40.094% interest and operate this mine, which commenced operations in mid - 2011 as an open pit mine producing gold and silver.

Ferrocarril Central Andino S.A and Ferrovias Central Andina S.A.

We hold a 10% interest in Ferrocarril Central Andino S.A, (FCCA) and Ferrovias Central Andina S.A. (FVCA). Both were incorporated in August 1999 and began operations in that year. FCCA, is an operating company (rail transport). FVCA, is the concessionaire of the central railroad, and is dedicated to the infrastructure of the railroad.

Apu Coropuna S.R.L.

Buenaventura currently owns 70% of Apu Coropuna S.R.L., with the other 30% owned by Southern Peru Copper Corporation. Apu Coropuna S.A. was created for the purpose of conducting exploration within properties situated in Castilla, Arequipa.

Procesadora Industrial Rio Seco S.A.C.

Procesadora Industrial Rio Seco S.A.C. is our wholly owned subsidiary that owns and operates a monohydrate manganese sulphate crystallization plant situated in Huaral, Lima. This processing plant allows mining from areas with high silver and manganese content within the Uchucchacua and Yumpag mines, improving silver recovery. The Rio Seco Plant produces high purity manganese sulphate that is used in agriculture and the mining industry.

El Molle Verde S.A.C.

El Molle Verde S.A.C. is our wholly owned subsidiary that develops the Trapiche project, located in the Apurimac region. See “—B. Business Overview—Exploration Projects in Non-Operating Areas” above for further information about this project.

Tinka Resources Limited

Buenaventura holds 12.16% of Tinka Resources Limited, an exploration and development company that owns 100% of the Ayawilca Project, located at Daniel Alcides Carrión, Pasco.

Buenaventura Trading S.A.S.

Buenaventura Trading S.A.S., our wholly owned subsidiary, is a trading company organized in Uruguay.

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

BUENAVENTURA

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 and the related Notes thereto included elsewhere in this Annual Report, and Item 5 to our Annual Report for the year ended December 31, 2024 (the “2024 20-F”). The Consolidated Financial Statements are prepared and presented in accordance with IFRS accounting standards as issued by the IASB. We present our consolidated financial statements in U.S. Dollars.

A.Operating Results

General

Overview. We were established in 1953 and are one of Peru’s leading producers of gold, silver and other metals. Our consolidated financial statements comprise all of our accounts and those of our subsidiaries, which include:

●	the Julcani, Tambomayo, Orcopampa, Uchucchacua/Yumpag, San Gabriel and La Zanja mining units;
●	Colquijirca mine is our non-wholly-owned consolidated subsidiaries;
●	Condesa, which is mainly a holding company for internal investments and other affiliated mining companies;

●	Conenhua, which is mainly engaged in the transmission of electric power to Yanacocha and other mining companies;
●	other minor subsidiaries; and
●	discontinued operations.

We also have material equity investments in (i) Cerro Verde, which is an equity investee engaged in the exploitation and commercialization of copper, (ii) Coimolache, which is an equity investee engaged in the exploitation and commercialization of gold and silver and (iii) Tinka, which is an equity investee in exploration phase. We account for these investments under the equity method.

Cerro Verde. As of December 31, 2025 and 2024, we had a 19.58% equity participation in Cerro Verde, which allows us to exercise significant influence over the company. As a result, we account for our investment in Cerro Verde using the equity method. Although Cerro Verde has no fixed dividend policy, there is an understanding that earnings not required for capital expenditures or future development projects are expected to be distributed.

Results of operations. The primary factors affecting our results of operations are:

●	the amount of gold, silver, zinc and copper produced and sold;
●	prevailing world market prices for gold, silver, zinc and copper;
●	commercial terms with respect to the sale of ore concentrates; and
●	our operating expenses.

Gold, silver and copper price hedging. Our revenues and earnings are strongly influenced by world market prices for gold, silver, zinc and copper that fluctuate widely and over which we have no control. Depending upon the metal markets and other conditions, we may from time to time hedge our gold, silver and copper sales to decrease our exposure to fluctuations in the prices of these metals. As of December 31, 2025 and 2024, we and our wholly-owned subsidiaries are currently completely unhedged as to the price at which our gold, silver and copper will be sold. As a result, we are fully exposed to the effects of changes in prevailing market prices of gold and silver.

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

Reserves. We utilize the geological model that includes geological mapping, projection of ore-bearing structures, diamond drilling, core logging and chemical assaying, in addition to drifting along previously indicated mineralization, as one of the inputs to replace and grow reserves. In addition, we use metallurgical test-work of core and bulk samples as a follow-up activity to prove the amenability of any previously indicated mineralization to certain extraction methods available on site. Each reserve estimation we analyze this information with respect to tonnage, precious and other metals average grades, metallurgical recoveries and economic value and allocate funds preferentially to those zones that have the best potential to sustain or enhance profitable mine production in the near-term. Our mining operations are conducted by open pit and underground methods and consist of deposits that have exploration potential and in which the value or prospects for ore based on geologic evidence exceeds the value based on proven and probable reserves throughout most of the LOMs supported by them.

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

Discontinued operations. During 2025, our mining units Poracota and Shila Paula have been mainly performing mining closure activities. The results of these mining units are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of profit or loss.

SUNAT litigation. Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss, which was offset in 2009 and 2010.

During 2007 and 2008, Buenaventura modified its client contracts for gold sales, shifting from a fixed price arrangement to a variable price arrangement. This allowed the Company to appropriately benefit from improved market prices. Additionally, this caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax paid by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT during subsequent fiscal years.

SUNAT’s position is that Buenaventura should disregard the additional expenses incurred in connection with the shift to variable price arrangement for purposes of calculating its income tax for fiscal years 2007 and 2008. According to SUNAT, the said payments correspond to an early settlement of financial derivative contracts in situations where the Company did not establish the purpose or risks covered by such instruments. Furthermore, SUNAT does not recognize the tax losses which the Company offset during fiscal years 2009 and 2010, related to the losses incurred during fiscal years 2007 and 2008.

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$110.9 million updated at the exchange rate of December 31, 2025) which, when accounting for alleged penalties and fees at the date SUNAT commenced collection proceedings, and according to SUNAT’s estimations, amounted to 2,107.5 million soles (approximately US$625.7 million based on the exchange rate as of December 31, 2025).

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment and that are recorded in the caption “Trade and other receivables, net”. For fiscal years 2007 and 2008, the total amount paid was S/1,583.1 million (equivalent to US$470.3 million based on the exchange rate corresponding to December 31, 2025). For fiscal year 2009, total amount paid was S/193 million (equivalent to US$57.6 million based on the exchange rate corresponding to December 31, 2025). For fiscal year 2010, the Company paid the full amount of S/356.7 million (equivalent to US$94.9 million at the exchange rate corresponding to December 31, 2025).

As of December 31, 2025, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

In November 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the cassation ruling that the lawsuit filed by the Company unfounded regarding the derecognition of carry forwarded tax losses in the fiscal year 2009 to be unfounded. In response, on December 22, 2023, the Company and its sponsoring lawyers filed an amparo request before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the annulment of the cassation ruling in response to the grievances to the constitutional right to effective procedural protection of the Company.

As part of the assessment of the process’s status as of 2023, the Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, hence a liability has been recognized with effect on results for the claim to the Tax Administration of S/420.2 million equivalent to US$113.2 million) regarding the portion of receivables related to these carryforward tax losses.

The liability previously mentioned does not represent a withdrawal from the process, since the process remains in progress. Moreover, it does not imply a cash outflow as it is related to a payment in full made in previous years prior to the recognition of the account receivable.

In March 2024, the Supreme Court notified the cassation ruling that declared unfounded the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007. In April 2024, the Company and its sponsoring lawyers filed an amparo lawsuit requesting the nullity of the cassation judgment for grievance to constitutional rights and principles; principle of non-retroactivity of the lay, principle of legal certainty, and principle of legality, and as a successive petition, to order the Supreme Court to issue a new ruling without incurring the claimed grievances. On August 21, 2024, the Company’s counsel appealed such decision, and the case file was elevated to the Supreme Court acting as the appellate court.

The Company will continue to file appeals on this matter in the Peruvian courts. These legal proceedings can be costly and time-consuming, and there are no guarantees regarding the final outcome of these proceedings or that SUNAT will not file future claims against us.

See Note 30 (d) and 7(c) of the Consolidated Financial Statements for additional information.

Critical Accounting Policies, Judgment and Estimates

The following is a discussion of our application of critical accounting policies that require our management, or “Management,” to make certain assumptions about matters that are highly uncertain at the time the accounting estimate is made, and where different estimates that Management reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our consolidated financial statements. Management has identified the following accounting estimates and policies as critical:

●	determination of mineral reserves and resources;
●	units of production depreciation;
●	closure of mining units provision;

●	inventories and net realizable value of inventories;
●	impairment of non-financial assets;
●	deferred income tax asset and recoverability;
●	fair value of contingent consideration;
●	contingencies and uncertain tax treatment; and
●	useful life of property, plant and equipment.

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

Units of production depreciation

Reserves and resources (measured and indicated) are used in determining the depreciation and amortization of mine-specific assets, except for the subsidiary El Brocal who considers only reserves.

This results in a depreciation or amortization charge proportional to the depletion of the anticipated remaining LOM production. Each mine’s life is assessed annually to evaluate: (i) physical life limitations inherent to the asset, and (ii) new assessments of mineral reserves economically recoverable. These calculations require the use of estimates and assumptions, including the amount of mineral reserves economically recoverable. Changes in these estimates are recorded prospectively.

Closure of mining units provision

We record a provision for mine closure when a legally enforceable obligation arises, which is independent of the full depletion of the mine reserves. Once such an obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation at its present value and recording a corresponding increase to the carrying amount of the related long-lived asset (mine development cost and property, plant and equipment). Over time, the amount of the obligation changes, impacting recording and accretion expenses. Additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related assets.

Any difference in the settlement of the liability is recorded in the results of the period in which such settlement occurs. The changes in the fair value of an obligation or the useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of each of the obligation and related asset.

Following our accounting treatment, as of December 31, 2025 and 2024, we have recorded an accrual for mine closure costs of US$387.1 million and US$316.9 million, respectively, to comply with governmental requirements for environmental remediation for Buenaventura and its mining subsidiaries. Please see Note 14(b) to the Consolidated Financial Statements.

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

Inventories and net realizable value of inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Impairment of non-financial assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, we estimate the asset’s or cash generating unit’s (“CGU”) recoverable amount. An asset’s or CGU’s recoverable amount is the higher of (i) the fair value less costs of disposal and (ii) value in use; and is determined for an individual asset (cash-generating unit) unless the asset does not generate cash inflows that are clearly independent of those from other assets or groups of assets. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs and others. These estimates and assumptions are subject to risk and uncertainty.

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

In 2024, and 2023, we evaluated and concluded that there was no impairment as a result of the analysis of the recoverable amount based on the value in use of our mining units.

In 2025, we evaluated and concluded that there was no impairment as a result of the analysis of the recoverable amount based on the value in use for the Colquijirca mining unit, and the fair value less cots of disposal for the Tambomayo, Orcopampa, La Zanja mining units and Río Seco. See note 11(b) to the Consolidated Financial Statements.

Impairment charges, if any, have no impact on operating cash flows. Cash flows used to assess recoverability of our long-lived assets and measure the carrying value of our mining operations were derived from current business plans using near-term price forecasts reflective of the current environment and Management’s projections for long-term average metal prices and operating costs.

Our asset impairment evaluations based on the value in use required us to make several assumptions in the discounted cash flow valuation of (i) our individual mining operations, including near and long-term metal price assumptions, production volumes, estimates of commodity-based and other input costs and (ii) proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves, as well as the appropriate discount rate. Our December 31, 2025 and 2024 impairment evaluation was based on price assumptions reflecting prevailing metals prices for the following years.

Our asset impairment evaluations based on fair value less costs of disposal required us to rely on valuations prepared by an independent appraiser using the replacement cost method. This approach involved market-based analyses of the underlying assets and appropriate adjustment factors to estimate market value.

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

Fair Value of contingent consideration

The contingent consideration arising from a business combination is measured at fair value at the date of acquisition, as part of the business combination. If the contingent consideration is eligible to be recognized as a financial liability the fair value is subsequently re-measured at each date of the Consolidated Financial Statements. Determining the fair value of the contingent consideration is based on a model of discounted future cash flows. The key assumptions consider the likelihood of achieving each goal of financial performance as well as the discount rate. The results of the re-measurement are recorded as financial income or cost in the Consolidated Statements of Profit or Loss, see note 28(b) of the Consolidated Financial Statements.

Contingencies and uncertain tax treatment

Contingent liabilities, when identified, are assessed as either remote, possible or probable. When it is probable that future events will confirm the existence of present obligations that will require an outflow of resources to settle such obligations, the Company records a provision in the consolidated financial statements. Contingent liabilities deemed as possible are only disclosed, together with a possible debit range, when determinable, in notes to the Consolidated Financial Statements.

Contingent assets are not recognized in the Consolidated Financial Statements; however, they may be disclosed in notes to the Consolidated Financial Statements if it is probable that such contingent assets will be realized. See Note 30(c) and (d) to the Consolidated Financial Statements.

Determining contingencies inherently involves the exercise of judgment and calculation of the estimated outcomes of future events.

The Company is subject to income tax in all countries in which it operates. Significant judgement is required in determining the income tax provision. The ultimate tax determination is uncertain for many transactions and calculations. The Company also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

The Company determines whether to consider each uncertain tax position separately or together with one or more other uncertain tax positions and uses the approach that better predicts the resolution of the uncertainty. In Peru, there are only two possibilities to measure uncertain Peruvian tax positions: 100% probability of recovery in the event that the Company has a favorable decision on the matter to be evaluated, or 0% probability of recovery, in the event that the Company does not prevail in the procedures before the tax authority. The Company determines, based on its tax compliance and transfer pricing studies whether or not it is probable that its tax positions (including those for the subsidiaries) would be accepted by the tax authorities.

Useful life of property, plant and equipment

Straight-line method

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:

Property, Plant and Equipment	Estimated Years of Useful Life
Buildings, constructions and other	2 to 40
Hydroelectric power station	20 to 40
Machinery and equipment	2 to 30
Transportation units	5
Furniture and fixtures	3 to 10
Other equipment	3 to 10
Computer equipment	1 to 4

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

Results of Operations for the Years Ended December 31, 2025 and 2024

Sales of goods. Sales of goods increased by 50%, mainly due to (i) the net effect variation of volume and average prices, and (ii) higher adjustments to prior liquidations and fair value of accounts receivable driven by an increase of mineral prices over the period, as set forth in the chart below:

	Year ended December 31,
Sales of goods	2025	2024	Variation	Variation

	(US$ in thousands)%
Silver (a)	626,799	415,399	211,400	51
Copper (b)	588,441	483,547	104,894	22
Gold (c)	388,004	326,742	61,262	19
Zinc (d)	68,188	63,125	5,063	8
Lead	34,304	33,779	525	2
Manganese sulfate (e)	9,114	3,658	5,456	149
Antimony	309	—	309	—
	1,715,159	1,326,250	388,909	29
Commercial deductions (f)	(122,045)	(172,273)	50,228	(29)
Fair value of accounts receivable (g)	83,636	(8,039)	91,675	(1,140)
Adjustments to prior period liquidations (h)	43,584	1,652	41,932	2,538
Total sales of goods	1,720,334	1,147,590	572,744	50
(a)	Silver sales. The increase in silver sales was primarily due to the combined effect of: (i) an increase of 10% in the sales volumes from Uchucchacua/Yumpag mining unit, partially offset by a decrease in sales volume from the Colquijirca mining unit of 11%, and (ii) an increase in the average realized silver price of 45%.
(b)	Cooper sales. The increase in copper sales was primarily due to the combined effect of a decrease of 7% in the volumes sold from the Colquijirca mining unit which was partially offset by an increase in the average realized cooper price of 11%.
(c)	Gold Sales. The increase in gold sales was primarily due to the combined effect of: (i) an increase of 95% of the volume sold from Julcani mining unit, partially offset by a decrease in the sales volume from the Tambomayo mining unit of 55%, and (ii) an increase in the average realized price of gold of 47%.

(d)	Zinc sales. The increase in zinc sales was primarily due to the combined effect of an increase in the average realized zinc price of 5%, which was partially offset by a decrease of 49% in the sales volumes from Tambomayo mining unit.
(e)	Manganese sulfate sales. The increase in manganese sulfate sales was primarily due the combined effect of: (i) an increase of 150% in the volumes and (ii) an increase in the average realized manganese sulfate price of 552%.
(f)	Commercial deductions. The decrease of 29% in the commercial deduction is primarily explained by the improvements of commercial terms of copper and silver sales. Commercial deductions corresponds to adjustments in price for treatment and refining charges. These charges can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price and that are incurred after the time of sale of the underlaying concentrate.
(g)	Fair value of account receivable. Sales of goods figures reflect the effect of adjusting the carrying amount of outstanding receivables to their favir value at the end of each period, based on future prices at the quotation date. At the end of period 2025, the trend in metal prices reflected significantly higher prices compared to those used in provisional sales.
(h)	Adjustments to prior period liquidations. Sales of goods figures consider the effect of the adjustment provisional sales from previous periods, which are subsequently updated based on prices at the quotation date. During 2025, prices primarily increased throughout the year; as a result, liquidations adjustments were significantly higher than in previous years.

The following tables reflect the average realized prices and volumes of gold, silver, lead, zinc and copper sold during the years ended December 31, 2025 and 2024, as well as the variation in such average realized prices and volumes recorded for these years:

	Year ended December 31,
Average Realized Price	2025	2024	Variation
Silver (US$/oz.)	41.87	28.92	45%
Copper (US$/t)	10,071.04	9,063.16	11%
Gold (US$/oz.)	3,547.08	2,406.66	47%
Zinc (US$/t)	2,843.54	2,714.82	5%
Lead (US$/t)	1,911.94	2,039.30	(6)%
Manganese sulfate (US$/t)	446.81	68.56	552%
Antimony (US$/t)	28,090.91	—	—%

	Year ended December 31,
Volume Sold	2025	2024	Variation
Silver (oz.)	14,969,374	14,364,215	4%
Copper (t)	58,429	53,353	10%
Gold (oz.)	109,387	135,766	(19)%
Zinc (t)	23,980	23,252	3%
Lead (t)	17,942	16,564	8%
Manganese sulfate (t)	20,398	8,172	150%
Antimony (t)	11	—	—%

Sales of services. Sales of services during 2025 increased by 61%, mainly due to higher energy generation and transmission revenues resulting from increased sales to third parties. In contrast, the previous year included revenues from a contract with our mining unit Colquijirca, which concluded in the second quarter of 2024.

	Year ended December 31,
Sales by services	2025	2024	Variation	Variation

	(US$ in thousands)%
Energy generation and transmission	11,305	7,015	4,290	61%
Total sales of services	11,305	7,015	4,290	61%

Total operating costs. Total operating costs increased by 19% compared to 2024 as indicated in the following table:

	Year ended December 31,
Operating Costs	2025	2024	Variation	Variation

	(US$ in thousands)%
Cost of sales of goods, excluding depreciation and amortization (a)	(750,985)	(568,482)	(182,503)	32%
Unabsorbed cost due to production stoppage	(2,968)	(2,135)	(833)	39%
Cost of sales of services, excluding depreciation and amortization	(4,699)	(3,050)	(1,649)	54%
Depreciation and amortization (b)	(120,138)	(150,821)	30,683	(20)%
Exploration in operating units	(51,906)	(50,884)	(1,022)	2%
Mining royalties	(18,552)	(19,946)	1,394	(7)%
Total operating costs	(949,248)	(795,318)	(153,930)	19%
(a)

Cost of sales of goods, excluding depreciation and amortization. The increase in cost of sales of goods was mainly due to the costs related to the new unit Buenaventura trading of US$97.3 million, and higher costs related to production of Río Seco, Uchucchacua/Yumpag and Colquijirca mining unit for a grand total of US$76.7 million.

	2025	2024	Variation	Variation

	(US$ in thousands)
Colquijirca (i)	(263,877)	(242,257)	(21,620)	9%
Uchucchacua/Yumpag (ii)	(148,599)	(118,533)	(30,066)	25%
Tambomayo	(72,621)	(74,030)	1,409	(2)%
Buenaventura Trading SAS (iii)	(97,281)	—	(97,281)	n/a %
Orcopampa	(80,860)	(78,381)	(2,479)	3%
Rio Seco (iv)	(47,318)	(22,230)	(25,088)	113%
Julcani (v)	(40,004)	(32,966)	(7,038)	21%
La Zanja	(425)	(85)	(340)	400%
Cost of sales of goods, excluding depreciation and amortization	(750,985)	(568,482)	(182,503)	32%
(i)	Colquijirca. The increase in cost of sales is primarily explained by the lower ore grade obtained during the period, which required higher consumption of supplies to achieve extraction and production levels comparable to those of the previous period.
(ii)	Uchucchacua/Yumpag. The increase in cost of sales was primarily explained by the higher production of the period considering that Yumpag had a full period of operations (during 2025 Yumpag started operations since April 2024).
(iii)	Buenaventura Trading SAS. Corresponds to a new unit that is engaged in the purchase and sales of minerals, therefore the related costs correspond to copper and silver purchases made during the period.
(iv)	Río Seco. The increase in cost of sales is mainly explained by the increase in the production and sales levels of manganese sulfate compared to those of the previous period.

(b)

Depreciation and amortization. The decrease in depreciation and amortization was primarily due to the increase of the LOM resulting from the update of reserves that reduced the depreciation under production units mainly in the Colquijirca and Tambomayo mining units; partially offset by the decrease of the LOM in the Julcani mining unit.

	Year ended December 31,
	2025	2024	Variation	Variation

	(US$ in thousands)%
Colquijirca	(47,372)	(62,085)	14,713	(24)%
Tambomayo	(26,052)	(42,472)	16,420	(39)%
Julcani	(15,988)	(5,764)	(10,224)	177%
Orcopampa	(10,510)	(12,459)	1,949	(16)%
Uchucchacua/Yumpag	(8,546)	(12,234)	3,688	31%
Energy generation and transmission	(7,458)	(7,773)	315	(4)%
La Zanja	(2,538)	(4,492)	1,954	(43)%
Industrial activities	(1,674)	(3,542)	1,868	(53)%
Depreciation and amortization	(120,138)	(150,821)	30,683	(20)%

Total operating income (expenses). Operating income (expenses), net has changed from a net operating income of US$86.4 million to a net operating expense of US$149.2 million in 2025, due to changes in the following components:

	Year ended December 31,
Operating income (expenses), net	2025	2024	Variation	Variation

	(US$ in thousands)%
Administrative expenses (a)	(70,213)	(61,340)	(8,873)	14%
Selling expense	(28,662)	(25,768)	(2,894)	11%
Exploration in non-operating areas	(24,766)	(21,860)	(2,906)	13%
Provision (reversal) for contingences	(732)	(596)	(136)	23%
Income from the sale of investments (b)	—	210,000	(210,000)	(100)%
Cost of sales of impaired supplies (c)	(14,707)	—	(14,707)	(100)%
Changes in the closure provision of environmental liabilities and exploration projects (d)	(471)	(4,062)	3,591	(88)%
Other, net	(9,634)	(10,006)	372	(4)%
Total operating income (expenses), net	(149,185)	86,368	(235,553)	(273)%
(a)	Administrative expenses. The increase in administrative expenses was primarily driven by higher employee’s profit sharing resulting from the Company’s profits during the period 2025.
(b)	Income from the sale of investments. Corresponds to the one-time income from the sale of the Company’s investment in S.M.R.L. Chaupiloma Dos de Cajamarca for a cash consideration of US$210 million on August 2024. There was no similar divestment during 2025.
(c)	Cost of sales of impaired supplies. Corresponds to the carrying amount of inventories previously impaired and sold during 2025. The related revenues were not significant and have been recorded in Others, net.
(d)	Changes in the closure provision of environmental liabilities and exploration projects. The decrease was primarily driven by higher provisions in the period 2024 mainly related to the Colquijirca mining unit and Río Seco for US$1.1 million and US$1.0 million; respectively.

	Year ended December 31,
Non-operating income (expenses)	2025	2024	Variation	Variation

	(US$ in thousands)%
Shares in the results of associates and joint venture (a)	307,920	189,847	(151,927)	(80)%
Finance income (b)	48,346	12,528	35,818	286%
Finance costs (c)	(87,129)	(65,397)	(21,732)	33%
Net income (loss) from currency exchange difference (d)	64,967	(9,184)	74,151	n/a
Total non-operating income (expenses), net	64,104	127,794	(63,690)	(50)%
(a)	Shares in the results of associates and joint ventures. Shares in the results of associates and joint venture increased in US$118.1 million during 2025 compared to 2024 primarily explained by an increase in our net-equity share of Sociedad Minera Cerro Verde S.A.A. for US$81.1 million (See “Item 5. Operating and Financial Review and Prospects – Cerro Verde”) and the effect of changes in our net equity-share of Compañía Minera Coimolache S.A. for US$38.9 million mainly due to an increase in the equity derived from a profit of US$9.9 million in 2024 to a profit of US$107 million in 2025.

	Year ended December 31,
	2025	2024	Variation	Variation

	(US$ in thousands)%
Associates:
Sociedad Minera Cerro Verde S.A.A.	267,610	186,539	81,071	230%
Compañía Minera Coimolache S.A.	42,935	3,999	38,936	10%
Tinka Resource Ltd.	(2,881)	(817)	(2,064)	40%
Joint Venture	256	126	130	97%
Shares in the results of associates and joint ventures	307,920	189,847	118,073	161%

(b)

Finance income. Finance income increased by US$35.8 million during 2025 compared to 2024 primarily explained by combined effect of: (i) increase of interest on time deposits accrued in 2025 of US$8.9 million and (ii) interest of tax claims of US$28.2 million. See Note 28(a) of the Consolidated Financial Statements.

(c)

Finance costs. Finance costs increased by US$21.7 million during 2025 compared to 2024 primarily explained by the combined effect of: (i) higher interest related to the senior notes issued in 2025 for US$16.7 million, (ii) higher fair value variations related to the update of contingent consideration liability for US$4.4 million. See Note 28(a) of the Consolidated Financial Statements.

(d)

Net income (loss) from currency exchange difference. The change from a foreign exchange loss from US$9.2 million in 2024 to a gain of US$64.9 million in 2025 is primarily explained by exchange rate fluctuations, driven by a year-over-year appreciation of the Peruvian sol against to the U.S. dollar (3.750 PEN/USD as of December 31, 2024, compared to 3.360 PEN/USD as of December 31, 2025). SUNAT’s claims are recorded in Peruvian Soles as part of Buenaventura’s “accounts receivables”; therefore, a higher exchange rate increases the total amount when converted to U.S. dollars.

Results of Operations for the Years Ended December 31, 2025 and 2024 by Segment

We present the operating results for each of our operating segments for the years ended December 31, 2025 and 2024 in more detail in Note 32 to the Consolidated Financial Statements.

Sales of goods – Mining Segments

The following tables set forth the volumes of gold, silver, lead, zinc and copper sold at each of our mining segments during the years ended December 31, 2025 and 2024, as well as the variation in such volumes sold for the year ended December 31, 2025 as compared to the year ended December 31, 2024:

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2025 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	7,773	1,300,621	603	2	58
Orcopampa	56,385	20,029	—	—	—
Uchucchacua/Yumpag	—	10,907,520	15,218	21,835	—
Tambomayo	14,238	1,015,694	2,121	2,143	404
La Zanja	235	400	—	—	—
Colquijirca	11,499	1,554,536	—	—	49,124

Sales of goods - Mining Segment	Volume Sold for the year ended December 31, 2024 (Unaudited)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	3,987	1,342,669	649	—	87
Orcopampa	70,627	27,120	—	—	1
Uchucchacua/Yumpag	—	9,928,493	12,330	17,451	—
Tambomayo	31,328	1,268,157	3,513	4,209	158
La Zanja	15,323	57,835	—	—	—
Colquijirca	14,501	1,739,941	72	1,592	53,107

Mining Segment	2025 vs 2024 Change (%)
	Gold (oz.)	Silver (oz.)	Lead (t)	Zinc (t)	Copper (t)
Julcani	95%	(3)%	(7)%	—%	(33)%
Orcopampa	(20)%	(26)%	—%	—%	—%
Uchucchacua/Yumpag	—%	10%	23%	25%	—%
Tambomayo	(55)%	(20)%	(40)%	(49)%	156%
La Zanja	(98)%	(99)%	—%	—%	—%
Colquijirca	(21)%	(11)%	—%	—%	(7)%

The change in sales of goods for the year ended December 31, 2025 as compared to the year ended December 31, 2024 is mainly explained by the changes in volume sold, as presented in the following chart:

	Year ended December 31,
Sales of goods – Mining Segments	2025	2024	Variation	Variation

	(US$ in thousands)%
Colquijirca (a)	500,642	441,456	59,186	13%
Uchucchacua/Yumpag (b)	526,819	328,590	198,229	60%
Orcopampa (c)	201,529	169,779	31,750	19%
Tambomayo (d)	104,182	121,818	(17,636)	(14)%
Julcani (e)	81,480	48,619	32,861	68%
La Zanja (f)	67,529	38,978	28,551	73%
(a)	Colquijirca. Sales of goods increased by 13% in 2025 compared to 2024 primarily due to an increase of 11% and 51% in the realized copper and silver prices in this mining unit, which was partially offset by a 21% and 11% decrease in the volumes of copper and silver sold, respectively, related to the lower ore grade and its impact in production.
(b)	Uchucchacua/Yumpag. Sales of goods increased by 60% in 2025 compared to 2024 primarily due to a 10%, 21% and 25% increase in the volumes of silver, lead and zinc sold, respectively, related to the full year operation of Yumaq in 2025 compared to eight months in 2024. Moreover, the realized silver and zinc prices in this mining unit increased by 46% and 3% respectively, whereas realized lead prices decreased by 11%.
(c)	Orcopampa. Sales of goods increased by 19% in 2025 compared to 2024 primarily due to a 26% and 20% decrease in the volumes of silver and gold sold. This decrease was offset by increases of 38% and 48% in the realized silver and gold prices in this mining unit.
(d)	Tambomayo. Sales of goods decreased by 14 % in 2025 compared to 2024 primarily due to a 20%, 49% and 40% decrease in the volumes of silver, zinc and lead sold, respectively. This decrease was offset by increases of 2% and 56% in the realized zinc and silver prices in this mining unit; whereas realized lead prices decreased by 12%.
(e)	Julcani. Sales of goods increased by 68% in 2025 compared to 2024 primarily due to a 3% decrease in the volumes of silver sales, partially offset by a 95% increase in the volume of gold sold. Moreover, realized silver and gold prices in this mining unit increased by 38% and 39%, respectively.
(f)	La Zanja. Sales of goods increased by 73% in 2025 compared to 2024 primarily due to a 46% decrease in the volumes of silver sold. This decrease was offset by an increase of 113% in the realized silver price in this mining unit. Moreover, sales includes inter-segment revenues within the Group amounting to US$66.6 million and US$38.8 million in 2025 and 2024, respectively,

Total operating expenses – Mining Segments. The change in operating expenses for the year ended December 31, 2025 as compared to the year ended December 31, 2024 is mainly explained by:

	Year ended December 31,
Operating Expenses – Mining Segments	2025	2024	Variation	Variation

	(US$ in thousands)%
Julcani	(6,278)	(3,797)	(2,481)	65%
Orcopampa	(9,604)	(8,386)	(1,218)	15%
Uchucchacua / Yumpag	(34,319)	(32,435)	(1,884)	6%
Tambomayo	(11,413)	(10,811)	(602)	6%
La Zanja	(6,343)	(6,516)	173	(3)%
Colquijirca (a)	(38,058)	(45,617)	(7,559)	(17)%
(a)

Colquijirca. The higher operating expenses of US$7.56 million was mainly due to (i) lower selling expenses and provision of contingencies for a grand total of US$5.6 million, offset by higher administrative expenses and exploration in non-operating areas of US$4.0 million, and (ii) higher other expenses of US$6.0 million mainly related to an impairment provision of mill equipment of US$4.1 million performed in year 2024.

Total operating expenses - Other Segments

	Year ended December 31,
Operating income (expenses) – Other Segments	2025	2024	Variation	Variation

	(US$ in thousands)%
Trading	(30)	—	(30)	—
Construction, development and exploration mining projects (a)	(4,234)	(282)	(3,952)	1,401%
Energy generation and transmission segment	(2,628)	(3,786)	1,158	(31)%
Industrial activities	(3,917)	(1,226)	(2,691)	219%
Corporate (b)	(27,217)	47,897	(75,114)	(157)%
Rental of mining concessions (c)	—	7,101	(7,101)	n/a
Holding of investment in shares (d)	230	139,062	(138,832)	(100)%
(a)	Exploration and development mining projects. The variation from an expense of US$0.3 million in 2024 compared to an expense of US$4.2 million in 2025 was mainly due to the variation of other, net for US$2.0 million related to expenses performed mainly in San Garbiel project.
(b)	Corporate. The variation from an income of US$47.8 million in 2024 compared to an expense of US$27.2 million in 2025 was mainly due to (i) the sale of the investment in Chaupiloma Dos de Cajamarca of US$70 million in 2024 (Buenaventura’s participation), and (ii) higher administrative expenses related to the update of accumulative corporate expenses of the period.
(c)	Rental of mining concessions. The Group does not record any rental from mining concessions since July 2024.
(d)	Holding of investment in shares. The variation from an income of US$139.0 million in 2024 compared to an income of US$0.2 million in 2025 was mainly due to the sale of the investment in Chaupiloma Dos de Cajamarca for US$140 million in 2024 (Condesa’s participation).

Results of Operations for the Years Ended December 31, 2024 and 2023

See “Item 5. Operating and Financial Review and Prospects” in our 2025 20-F for a comparative discussion of our consolidated results of operations for the year ended December 31, 2024 and 2023.

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS accounting standards, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS accounting standards as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

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

The tables below set forth (i) a reconciliation of Consolidated Cost of sales of goods excluding depreciation and amortization, and Cost of sales of services excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the years ended December 31, 2025 and 2024 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the years ended December 31, 2025 and 2024 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in operating units (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and Consolidated Exploration in operating units expenses, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the year ended December 31,
	2025	2024

	(in thousands of US$)
Consolidated Cost of sales of goods excluding depreciation and amortization	750,985	568,482
Cost of sales of services excluding depreciation and amortization	4,699	3,050
Add:
Consolidated Exploration in operating units	51,906	50,884
Commercial Deductions	122,045	172,273
Consolidated Selling Expenses	28,662	25,768
Consolidated Cost applicable to sales	958,297	820,457

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization:

	For the year ended December 31,
Cost of sales by mine and mineral	2025	2024

	(US$ in thousands)
Julcani, Gold	13,029	6,466
Julcani, Silver	25,742	25,141
Julcani, Lead	553	884
Julcani, Zinc	3	0
Julcani, Copper	279	475
Orcopampa, Gold	80,549	78,028
Orcopampa, Silver	311	350
Orcopampa, Copper	0	3
Uchucchacua/Yumpag, Gold	0	0
Uchucchacua/Yumpag, Silver	123,922	94,446
Uchucchacua/Yumpag, Lead	8,016	8,202
Uchucchacua/Yumpag, Zinc	17,092	15,886
Tambomayo, Gold	33,144	41,975
Tambomayo, Silver	30,456	20,852
Tambomayo, Zinc	3,748	6,144
Tambomayo, Lead	2,608	4,204
Tambomayo, Copper	2,666	856
La Zanja, Gold	39,471	18,357
La Zanja, Silver	2,156	809
El Brocal, Gold	18,008	14,874
El Brocal, Silver	28,842	20,633
El Brocal, Lead	0	0
El Brocal, Zinc	0	1,597
El Brocal, Copper	216,994	205,153
Buenaventura Trading, Silver	3,735	0
Buenaventura Trading, Copper	93,546	0
Non Mining Units	10,815	6,199
	755,684	571,532

Set forth below is a reconciliation of Exploration in operating units expenses (by mine and mineral) to consolidated Exploration in operating units expenses:

	For the year ended December 31,
Exploration in operating units by mine and mineral	2025	2024

	(US$ in thousands)
Julcani, Gold	3,086	2,293
Julcani, Silver	6,097	8,916
Julcani, Lead	131	314
Julcani, Zinc	1	0
Julcani, Copper	66	168
Orcopampa, Gold	6,697	7,426
Orcopampa, Silver	26	33
Orcopampa, Copper	0	0
Uchucchacua/Yumpag, Gold	0	0
Uchucchacua/Yumpag, Silver	15,436	12,758
Uchucchacua/Yumpag, Lead	999	1,108
Uchucchacua/Yumpag, Zinc	2,129	2,146
Tambomayo, Gold	2,784	2,961
Tambomayo, Silver	2,558	1,471
Tambomayo, Lead	219	297
Tambomayo, Zinc	315	434
Tambomayo, Copper	224	60
La Zanja, Gold	0	0
La Zanja, Silver	0	0
El Brocal, Gold	760	645
El Brocal, Silver	1,218	894
El Brocal, Lead	0	0
El Brocal, Zinc	0	69
El Brocal, Copper	9,162	8,890
Buenaventura Trading, Silver	0	0
Buenaventura Trading, Copper	0	0
Non Mining Units	0	0
	51,906	50,884

Set forth below is a reconciliation of Commercial Deductions (by mine and mineral) to consolidated Commercial Deductions in revenues:

	For the year ended December 31,
Commercial Deductions in operating units by mine and mineral	2025	2024

	(US$ in thousands)
Julcani, Gold	304	541
Julcani, Silver	1,387	1,920
Julcani, Lead	47	64
Julcani, Zinc	0	0
Julcani, Copper	20	42
Orcopampa, Gold	9	662
Orcopampa, Silver	(1)	4
Orcopampa, Copper	0	1
Uchucchacua/Yumpag, Gold	1	0
Uchucchacua/Yumpag, Silver	15,359	20,049
Uchucchacua/Yumpag, Lead	744	2,850
Uchucchacua/Yumpag, Zinc	2,449	11,069
Tambomayo, Gold	1,627	3,145
Tambomayo, Silver	1,725	2,117
Tambomayo, Lead	128	346
Tambomayo, Zinc	1,305	2,532
Tambomayo, Copper	117	32
La Zanja, Gold	143	64
La Zanja, Silver	6	4
El Brocal, Gold	6,698	7,891
El Brocal, Silver	9,562	10,592
El Brocal, Lead	1	(49)
El Brocal, Zinc	(13)	1,146
El Brocal, Copper	82,135	107,252
Buenaventura Trading, Silver	(66)	0
Buenaventura Trading, Copper	(1,644)	0
Non Mining Units	0	0
	122,045	172,273

Set forth below is a reconciliation of selling expenses (by mine and mineral) to consolidated selling expenses:

	For the year ended December 31,
Selling expenses by mine and mineral	2025	2024

	(US$ in thousands)
Julcani, Gold	525	185
Julcani, Silver	1,037	718
Julcani, Lead	22	25
Julcani, Zinc	0	0
Julcani, Copper	11	14
Orcopampa, Gold	723	627
Orcopampa, Silver	3	3
Orcopampa, Copper	0	0
Uchucchacua/Yumpag, Gold	0	0
Uchucchacua/Yumpag, Silver	11,144	5,854
Uchucchacua/Yumpag, Lead	721	508
Uchucchacua/Yumpag, Zinc	1,537	985
Tambomayo, Gold	570	1,657
Tambomayo, Silver	523	823
Tambomayo, Lead	45	166
Tambomayo, Zinc	64	243
Tambomayo, Copper	46	34
La Zanja, Gold	320	620
La Zanja, Silver	17	27
El Brocal, Gold	648	768
El Brocal, Silver	1,038	1,065
El Brocal, Lead	0	0
El Brocal, Zinc	0	82
El Brocal, Copper	7,808	10,587
Buenaventura Trading, Silver	0	0
Buenaventura Trading,Copper	0	0
Non Mining Units	1,860	777
	28,662	25,768

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Julcani mine:

	JULCANI
	GOLD (oz.)		SILVER(oz.)		LEAD (t)		COPPER (t)
	For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024	2025	2024

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	13,029	6,466	25,742	25,141	553	884	279	475
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	3,086	2,293	6,097	8,916	131	314	66	168
Commercial Deductions	304	541	1,387	1,920	47	64	20	42
Selling expenses	525	185	1,037	718	22	25	11	14
Cost applicable to sales	16,943	9,485	34,262	36,695	753	1,287	376	699
Divide:
Volume Sold (unaudited)	7,773	3,987	1,300,621	1,342,669	603	649	58	87
Cost applicable to sales per unit of mineral sold (US$)	2,180	2,379	26.34	27.33	1,250	1,984	6,501	8,016

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Orcopampa mine:

	ORCOPAMPA
	GOLD (oz.)		SILVER (oz.)		COPPER (t)
	For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	80,549	78,028	311	350	0	3
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0
Add:
Exploration in units in operation	6,697	7,426	26	33	0	0
Commercial Deductions	9	662	(1)	4	0	1
Selling expenses	723	627	3	3	0	0
Cost applicable to sales	87,979	86,744	339	390	0	4
Divide:
Volume Sold (unaudited)	56,385	70,626	20,029	27,121	0	1
Cost applicable to sales per unit of mineral sold (US$)	1,560	1,228	16.90	14.39	0	5,850

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the Uchucchacua/Yumpag mine:

	UCHUCCHACUA / YUMPAG
	SILVER (oz.)		LEAD (t)		ZINC (t)
	For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	123,922	94,446	8,016	8,202	17,092	15,886
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	15,436	12,758	999	1,108	2,129	2,146
Commercial Deductions	15,359	20,049	744	2,850	2,449	11,069
Selling expenses	11,144	5,854	721	508	1,537	985
Cost applicable to sales	165,861	133,107	10,480	12,668	23,208	30,085
Divide:
Volume Sold (unaudited)	10,907,520	9,928,493	15,217	12,330	21,835	17,451
Cost applicable to sales per unit of mineral sold (US$)	15.21	13.41	689	1,027	1,063	1,724

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to Cost applicable to sales and Cost applicable to sales per unit of mineral for the Tambomayo mine:

	TAMBOMAYO
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC(t)		COPPER (t)
	For the year ended		For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	33,144	41,975	30,456	20,852	2,608	4,204	3,748	6,144	2,666	856
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	2,784	2,961	2,558	1,471	219	297	315	434	224	60
Commercial Deductions	1,627	3,145	1,725	2,117	128	346	1,305	2,532	117	32
Selling expenses	570	1,657	523	823	45	166	64	243	46	34
Cost applicable to sales	38,124	49,739	35,263	25,263	2,999	5,012	5,432	9,352	3,053	981
Divide:
Volume Sold (unaudited)	14,238	31,328	1,015,694	1,268,157	2,121	3,513	2,143	4,209	404	158
Cost applicable to sales per unit of mineral sold (US$)	2,678	1,588	34.72	19.92	1,414	1,426	2,535	2,222	7,556	6,211

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the La Zanja mine:

	LA ZANJA
	GOLD (oz.)		SILVER (oz.)
	For the year ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	39,471	18,357	2,156	809
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	0	0	0	0
Commercial Deductions	143	64	6	4
Selling expenses	320	620	17	27
Cost applicable to sales	39,934	19,041	2,180	840
Divide:
Volume Sold (unaudited)	19,492	15,323	89,310	57,835
Cost applicable to sales per unit of mineral sold (US$)	2,049	1,243	24.41	14.52

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for the El Brocal mine:

	EL BROCAL
	GOLD (oz.)		SILVER (oz.)		LEAD (t)		ZINC (t)		COPPER (t)
	For the year ended		For the year ended		For the year ended		For the year ended		For the year ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	18,008	14,874	28,842	20,633	0	0	0	1,597	216,994	205,153
Cost of sales of services excluding depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Add:
Exploration in units in operation	760	645	1,218	894	0	0	0	69	9,162	8,890
Commercial Deductions	6,698	7,891	9,562	10,592	1	(49)	(13)	1,146	82,135	107,252
Selling expenses	648	768	1,038	1,065	0	0	0	82	7,808	10,587
Cost applicable to sales	26,114	24,177	40,660	33,184	1	(49)	(13)	2,895	316,099	331,882
Divide:
Volume Sold (unaudited)	11,499	14,501	1,554,536	1,739,941	0	72	0	1,592	49,124	53,107
Cost applicable to sales per unit of mineral sold (US$)	2,271	1,667	26.16	19.07	0	0	0	1,818	6,435	6,249

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for Buenaventura Trading:

	BUENAVENTURA TRADING
	SILVER (oz.)		COPPER (t)
	For the year ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	3,735	0	93,546,546	0
Cost of sales of services excluding depreciation and amortization	0	0	0	0
Add:
Exploration in units in operation	—	0	—	0
Commercial Deductions	(66)	0	(1,644)	0
Selling expenses	—	0	—	0
Cost applicable to sales	3,670	0	91,902	0
Divide:
Volume Sold (unaudited)	81,665	0	8,843	0
Cost applicable to sales per unit of mineral sold (US$)	44.93	0	10,392	0

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization, to cost applicable to sales and Cost applicable to sales per unit of mineral for non-mining units:

	NON-MINING UNITS TOTAL
	For the year ended December 31,
	2025	2024

	(US$ in thousands except operating and per unit data)
Consolidated Cost of sales of goods excluding depreciation and amortization and	6,128	3,149
Cost of sales of services excluding depreciation and amortization	4,687	3,050
Add:
Exploration in units in operation	0	0
Commercial Deductions	0	0
Selling expenses	1,860	777
Cost applicable to sales	12,675	6,976

B.Liquidity and Capital Resources

As of December 31, 2025 and 2024, we had cash and cash equivalents of US$529.8 million and of US$478.7 million, respectively.

Cash provided by operating activities for the years ended December 31, 2025 and 2024. Net cash and cash equivalents provided by operating activities changed from a net cash-inflow of US$486.1 million in 2024 to a net cash-inflow of US$577.3 million in 2025, primarily due to the changes shown in the chart below:

	Year ended December 31,
Operating activities cash flows	2025	2024	Variation	Variation

	(US$ in thousands)%
Proceeds from sales (a)	1,459,767	1,142,569	317,198	28%
Dividends received from related parties (b)	118,004	168,890	(50,886)	(30)%
Value-added tax and other taxes recovered	98,014	35,455	62,559	176%
Interest received	19,018	5,210	13,808	265%
Dividends received from other investments	1,050	1,150	(100)	(9)%
Payments to suppliers and third parties, and other net (c)	(733,001)	(597,949)	(135,052)	23%
Payments to employees (d)	(178,147)	(149,482)	(28,665)	19%
Payments for tax litigation	(8,296)	(6,862)	(1,434)	21%
Income tax and Royalties paid to Peruvian State (e)	(137,391)	(58,918)	(78,473)	133%
Interest paid	(45,524)	(38,172)	(7,352)	19%
Payments of mining royalties	(16,174)	(15,832)	(342)	2%
Net operating activities cash flows	577,320	486,059	91,261	19%
(a)	The increase in the proceeds from sales was mainly due to higher sales resulting from the increase of volume sold and improvement of metal prices such as gold, silver and copper compared to year 2024, sales details are described in Results of Operations for the Years Ended December 31, 2025 and 2024 by Segment.
(b)	The increase is mainly explained by a decrease in dividends received from Cerro Verde from US$166.5 million received during 2024 to US$107.7 million received in 2025.
(c)	The increase in payments to suppliers and third parties is mainly explained by the increase in the cost of sales, excluding depreciation and amortization, and operation expenses, as described in Results of Operations for the Years Ended December 31, 2025 and 2024 by Segment.
(d)	The increase is mainly explained by higher direct labor costs resulting mostly from the increase of workers profit share in line with the higher taxable income of the year 2025, as described in Results of Operations for the Years Ended December 31, 2025 and 2024 by Segment.
(e)	The higher income tax and royalties paid to Peruvian State are mainly explained by the increase of the taxable income that increased the income tax and mining royalties of (i) the Company from US$18.9 million in 2024 to US$45.9 million in 2025 and (ii) Colquijirca mining unit from US$31.9 million in 2024 to US$43.2 million in 2025. Moreover, the Company made additional tax payments in 2025 related to the senior notes transaction of US$5.8 million and tax payments related to claims of US$8.3 million.

Cash used in investing activities for the years ended December 31, 2025 and 2024. Net cash and cash equivalents used in investing activities changed from a net cash outflow of US$117.9 million to a net cash outflow of US$477.7 million primarily due to the changes shown in the chart below:

	Year ended December 31,
Investing activities cash flows	2025	2024	Variation	Variation %

	(US$ in thousands)
Proceeds from sale of investments in Contacto	—	1,060	(1,060)	(100)%
Proceeds from sale of property, plant and equipment (a)	2,242	11,131	(8,889)	(80)%
Proceeds from sale of investments in Chaupiloma (a)	—	210,534	(210,534)	(100)%
Additions to property, plant and equipment (b)	(473,008)	(337,743)	(135,265)	40%
Cash contribution in associate	—	(400)	400	(100)%
Payments for acquisition of other assets	(6,900)	(2,506)	(4,394)	175%
Net investing activities cash flows	(477,666)	(117,924)	(359,742)	305%
(a)	During 2025, the Company recorded collections from the sale of not strategic components of property, plant and equipment, whereas in 2024, the Company recorded collections from the sale of all of the shares the Company owned in Chaupiloma Dos de Cajamarca for a consideration collected in full of US$210 million
(b)	During 2025 corresponds primarily to development expenses and work in progress of San Gabriel related to the commissioning for the crushing, grinding, grinding and leaching circuits for a grand total of US$335.9 million, and Colquijirca for US$48.1 million related to the expansion of the tailing dam infrastructures, whereas in 2024 the amounts were mostly related to the initial development of San Gabriel, as well as other developments in Trapiche and Colquijirca mining units.

Cash provided by (used in) financing activities for the years ended December 31, 2025 and 2024. Net cash and cash equivalents used in financing activities changed from a net cash outflow of US$109.5 million in 2024 to a net cash outflow of US$48.5 million in 2025 primarily due to the changes shown in the chart below:

	Year ended December 31,
Financing activities cash flows	2025	2024	Variation	Variation

	(US$ in thousands)
Issuance of Senior Notes, net of issuance costs (a)	634,344	—	634,344	—%
Payments of financial obligations (a)	(556,750)	(79,602)	(477,148)	599%
Lease payments	(3,366)	(4,138)	772	(19)%
Dividends paid to controlling interest (b)	(110,949)	(18,440)	(92,509)	502%
Dividends paid to non-controlling shareholders (b)	(11,529)	(7,343)	(4,186)	57%
Decrease (Increase) of bank accounts in trust	—	33	(33)	(100)%
Net financing activities cash flows	(48,250)	(109,490)	61,240	(56)%

(a)

During 2025, the Company received funds from the issuance of the new senior notes, and also recorded the liquidation of the previous senior notes liabilities, the detail of the transaction are included in the section Long Term Debt.

(b)

Dividends increased as a result of higher net profit attributable to shareholders in 2024, distributed in the first half of 2025, and stronger partial results in 2025, partially distributed in the final quarter of the year.

Short-Term Debt

We borrow, from time to time, short-term unsecured loans from local Peruvian banks to supplement our working capital needs at favorable short-term interest rates. During 2025 and 2024, the Group did not acquire any short-term debt.

Long-Term Debt

Empresa de Generación Huanza S.A. The long-term debt of Huanza is made up of: (i) a financial lease agreement with Banco de Crédito del Perú (Tranche I) on December 2, 2009 whose terms and conditions were updated through subsequent addenda on October 29, 2020 and April 29, 2022; and (ii) a financial lease agreement with Banco de Crédito del Perú (Tranche II) on June 30, 2014 whose terms and conditions were updated through subsequent addenda on October 29, 2020 and April 29, 2022. As of December 31, 2024 and 2023, the total amount outstanding under the lease was US$73.1 million and US$79.4 million, respectively.

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

In addition, Huanza granted a security interest for 100% of shares. According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-	Debt service coverage ratio: Higher than 1.2.
-	Debt ratio less than 2.20.

5.500% Senior Notes due 2026

In order to comply with its tax obligations, the Buenaventura’s Shareholders’ Meeting held on May 21, 2021 and its board of directors meeting held on July 12, 2021 approved the issue of senior unsecured notes due 2026 (hereinafter the “2026 Notes”) which were issued on July 23, 2021.

On February 4, 2025, Buenaventura purchased, by means of a tender offer, approximately 72.98% of the 2026 Notes outstanding as of such date. Thereafter, Buenaventura exercised its redemption rights pursuant to the terms of the Notes and on July 23, 2025 it redeemed the remaining outstanding 2026 Notes.

6.800% Senior Notes due 2032

At Buenaventura’s Shareholders’ Meeting held on December 4, 2024 and its board of directors meeting held on January 23, 2025 the issue of the following series of notes (which were issued on February 4, 2025) was approved, with the following terms:

-	Denomination of Issue: US$650,000,000 6.800% Senior Notes due 2032.
-	Principal Amount: US$650,000,000.
-	Issue Date: February 4, 2025.
-	Maturity Date: February 4, 2032.
-	Issue Price: 98.367% of the principal amount.
-	Interest Rate: 6.800% (coupon) per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Listing: The bonds are in the process of being listed on the SGX-ST

The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

As part of its issuance of the Notes, Buenaventura entered into an indenture (the “Indenture”) among Buenaventura, The Bank of New York Mellon, and various subsidiary guarantors. Under the terms of the Indenture, Buenaventura agreed to comply with certain restrictive covenants. As a result of these covenants, Buenaventura must confirm that it is in compliance with the Notes Indenture if it wants to undertake any of the following transactions that involve:

(i)	the incurrence of additional debt;
(ii)	certain asset sales;
(iii)	the making of certain investments;
(iv)	the payment of dividends;
(v)	the purchasing of Buenaventura’s equity interests or making any principal payment prior to any scheduled final maturity or scheduled repayment of any indebtedness that is subordinated to the Notes (collectively, “Restricted Payments”, as defined in the Indenture);
(vi)	creation of liens; or
(vii)	a merger, consolidation or sale of substantially all assets.

These covenants are known as “Limitations on Incurrence of Indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively, which also have exceptions that let the Company operate in the ordinary course of business.

Exploration Costs and Capital Expenditures

During the years ended December 31, 2025, 2024 and 2023, our expenses in exploration in non-operating areas and on exploration in operating units were as follows:

	Year ended December 31,
	2025	2024	2023

	(US$ in thousands)
Exploration in non-operating areas
Marcapunta	11,958	7,966	4,095
La Zanja Sulfides (Emperatriz)	3,216	4,000	3,958
Algarrobo	2,206	—	—
El Faique	1,956	1,434	614
Don Jorge	103	1,431	208
Tajo Norte	—	1,425	—
Anamaray (Uchucchacua)	—	891	—
San Gabriel	1,199	623	1,148
Trapiche	21	468	—
Ccelloccasa	—	—	151
Other, net	4,107	3,622	3,278
Total exploration in non-operating areas	24,766	21,860	13,452

Exploration in operating areas
Uchucchacua/Yumpag	18,528	16,013	24,423
Colquijirca	11,140	10,497	7,761
Julcani	9,415	11,691	6,990
Orcopampa	6,724	7,460	6,071
Tambomayo	6,099	5,223	3,446
La Zanja	—	—	538
Total exploration in operating areas	51,906	50,884	49,229

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

Standards and interpretations issued but not yet effective

Certain new accounting standards and interpretations have been issued that were not yet effective as of December 31, 2025, and the Company has not opted for early adoption thereof as of the date of this report. These standards are not expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

IFRS 18 Presentation and disclosures in Financial Statements -

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. Consequently, there are new amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on its consolidated financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures –

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted. Since the Company is a public entity, IFRS 19 does not apply.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 -

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the “Amendments”). These include:

●	Clarification that a financial liability is derecognized on the “settlement date” and the introduction of an accounting option (if certain conditions are met) to derecognize financial liabilities settled through an electronic payment system before the settlement date.

●	Additional guidance on how contractual cash flows for financial assets linked to environmental, social, and governance (ESG) sustainability characteristics should be assessed.
●	Clarifications on what is considered “non-recourse” characteristics and what the characteristics of contractually linked instruments are.
●	New disclosure requirements for financial instruments with contingent characteristics, and additional requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted for the classification of financial assets and the associated disclosures. The Group does not anticipate that these amendments will have a material impact on its consolidated financial statements.

Annual Improvements to International Financial Reporting Standards – Volume 11 –

In July 2024, the IASB issued narrow-scope improvements as part of the periodic maintenance of IFRS standards. The improvements include clarifications, simplifications, corrections, or changes to enhance consistency in: IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its Implementation Guidance.

The amendments will become effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, provided that this fact is disclosed.

The Group does not expect these amendments to have a material impact on its consolidated financial statements.

Nature-dependent Electricity Contracts – Amendments to IFRS 9 and IFRS 7 –

In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 – Nature-dependent Electricity Contracts. The amendments apply only to contracts that reference nature-dependent electricity and include:

●	Clarification of the “own-use” requirement for contracts within the scope.
●	Amendments to the hedge designation requirements for cash flow hedging relationships in contracts within the scope.
●	New disclosure requirements to enable investors to understand the effect of these contracts on the Company’s financial performance and cash flows.

The amendments will be effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, and it must be disclosed. The amendments related to “own-use” must be applied retrospectively, while those related to hedge accounting apply prospectively to new hedging relationships from the initial application date. The disclosure amendments to IFRS 7 must be implemented alongside the modifications to IFRS 9.

If the entity does not restate comparative information, it cannot present comparative disclosures.

The Group does not expect these amendments to have a material impact on its consolidated financial statements.

The Group is currently working to identify all the impacts that the modifications will have on the consolidated financial statements.

Off-Balance Sheet Arrangements

Other than in connection with the Bonds, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of December 31, 2025:

	Payments due by Period (US$ in millions)
	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Trade and other payables	457,832	—	—	—	457,832
Financial obligation – capital	6,750	59,625	—	650,000	716,375
Financial obligation – interest	47,401	45,673	132,600	66,300	291,974
Lease – capital	1,201	978	3,411	1,822	7,412
Lease – interest	496	409	730	155	1,790
Contingent consideration liability	4,634	5,249	18,030	61,822	89,735
Total Contractual Cash Obligations	518,314	111,934	154,771	780,099	1,565,118

As of December 31, 2025, we had no other commercial commitments.

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

E. Critical Accounting Estimates

A summary of our significant accounting judgments, estimates and assumptions is included in Note 3 to our audited consolidated financial statements, which are included in this Annual Report.

CERRO VERDE

Introduction

The following discussion should be read in conjunction with the Cerro Verde Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 and the related Notes thereto included elsewhere in this Annual Report, and (ii) Item 5 to our 2025 20-F. The Cerro Verde Financial Statements are prepared and presented in accordance with IFRS accounting standards as issued by the IASB.

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

The Cerro Verde mine is a porphyry copper deposit that has oxide, secondary sulfide, and primary sulfide mineralization. The predominant oxide copper minerals are brochantite, chrysocolla, malachite and copper “pitch.” Chalcocite and covellite are the most important secondary copper sulfide minerals. Chalcopyrite, minor bornite and molybdenite are the dominant primary sulfides.

The Cerro Verde’s operation includes 2 concentrating facilities with an annual average permitted milling capacity of 409,500 metric tonnes of ore per day (and the ability to annually treat up to 10% more for a total of 450,450 metric tonnes of ore per day). As a result of several efficiency initiatives implemented over the past several years, Cerro Verde’s 2 concentrators were able to achieve a combined average milling rate exceeding 400,000 metric tonnes of ore per day since 2023. Cerro Verde also operates SX/EW leaching facilities, which have a production capacity of approximately 200 million pounds of copper per year.

The available fleet consists of fifty-four 300-metric-ton haul trucks, ninety-one 250-metric-ton haul trucks (19 of which are currently on standby) and twenty 380-metric-ton haul trucks (13 of which are currently leased) loaded by 14 electric shovels with bucket sizes ranging from 33]to 57 cubic meters. This fleet is capable of moving an average of approximately 1,000,000 metric tonnes of material per day.

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

Water for Cerro Verde’s processing operations comes from renewable sources through a series of storage reservoirs on the Río Chili watershed that collect water primarily from seasonal precipitation and from wastewater collected from the city of Arequipa and treated at a wastewater treatment plant originally constructed and currently operated by Cerro Verde. In December 2025, Cerro Verde entered into an offtake agreement with SEDAPAR, the municipal water and sanitation services provider in the Arequipa region, to operate, maintain and expand the existing wastewater treatment plant and complete additional infrastructure projects, for the benefit of Arequipa’s population. Cerro Verde believes that the operation has sufficient water sources to support current operations, but they are closely monitoring ongoing weather patterns.

Presented in the table below are certain summary financial and operating data regarding Cerro Verde for the years ended December 31, 2025, 2024 and 2023:

	As of and for the year ended December 31,
	2025	2024	2023
Income statement data (1)
Sales (US$ in thousands)	4,728,340	4,238,322	4,143,228
Profit for the year (US$ in thousands)	1,367,129	953,177	778,964
Proven and Probable Reserves (2)
Proven:
Leachable ore reserves (metric tonnes in thousands)	17,067	17,282	23,585
Millable ore reserves (metric tonnes in thousands)	726,013	629,278	654,982
Probable:
Leachable ore reserves (metric tonnes in thousands)	58,232	61,522	65,324
Millable ore reserves (metric tonnes in thousands)	3,058,800	3,185,994	3,343,085
Average copper grade of leachable ore reserves (%)	0.21	0.24	0.24
Average copper grade of millable ore reserves (%)	0.34	0.34	0.35
Production
Cathodes (in thousands of recoverable pounds)	62,180	76,211	99,962
Concentrates (in thousands of recoverable pounds)	800,919	873,252	885,580
Average realized price of copper sold (US$per ton payable)	10,781	9,237	8,532
(1)	Derived from Cerro Verde’s financial statements. See the Cerro Verde Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.
(2)	Reserve calculations are derived from “Item 3. Key Information – A. Selected Financial Data.” Cerro Verde used US$3.25 per pound of copper to determine copper as of December 31, 2025. The calculation or estimation of proven and probable ore reserves for Cerro Verde may differ in some respects from the calculations of proven and probable ore reserves for us located elsewhere in this Annual Report. According to Cerro Verde, ore estimates for Cerro Verde are based upon engineering evaluations, proven and probable mineral reserves were determined from the application of relevant modifying factors to geological data to establish an operational, economically viable mine plan. Cerro Verde’s ore estimates include assessments of the resource, mining and metallurgy, as well as consideration of economic, marketing, legal, environmental, social and governmental factors, including projected long-term prices for copper and molybdenum and Cerro Verde’s estimate of future cost trends.
(3)	Derived from “Item 3. Key Information – A. Selected Financial Data.”

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

In February 2020, Freeport, on its own behalf and on behalf of the Company, requested the initiation of an international arbitration proceeding against the Government of Peru under the United States-Peru Trade Promotion Agreement. The hearing on the merits was held in May 2023 and the final argument took place on July 15, 2023. In April 2020, Sumitomo filed another international arbitration proceeding against the Peruvian government under the Netherlands-Peru Bilateral Investment Treaty. The hearing on the Sumitomo merits was held in February 2023.

In May 2024, the arbitration tribunal in the case of Freeport and the Peruvian government issued its decision and dismissed the claims that Freeport (on behalf of itself and Cerro Verde) filed in 2020. Other than expenses that each party must assume, the decision by the arbitration tribunal did not result in any additional impact to the Cerro Verde’s financial statements because Cerro Verde had previously paid in prior years all disputed tax assessments and the related penalties and interest that the Peruvian government had demanded in relation to royalties and related taxes, which were the amounts in dispute in the arbitration.

On September 16, 2024, Freeport (on behalf of itself and Cerro Verde) filed a Partial Annulment Application based on the Award’s rejection of Freeport’s claims for penalties and interest on the Royalty Assessments be annulled.

The issuance of the arbitration decision for the Sumitomo case is currently pending.

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

Results of Operations for the Years Ended December 31, 2025 and 2024

Sales. Sales, including mark-to-market adjustments for pounds of copper pending settlement and sales of molybdenum and silver contained in copper concentrates, increased by 12%, from US$4,238.3 million in 2024 to US$4,728.3 million in 2025, principally due to higher copper prices during 2025 compared to 2024, despite a decrease in the volume of copper sold during such period. The following table reflects the average realized price and volume sold of copper (both cathode and copper concentrate) during the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023	Variation
Average price
Copper (US$ per metric ton)	10,781	9,237	8,532	17%
Volume sold (unaudited)
Copper (in metric tonnes)	393,197	431,571	450,449	(9)%

Average realized copper prices per metric tonnes increased from US$9,237 in 2024 to US$10,781 in 2025. The volume of copper sold decreased from 431,571 metric tonnes in 2024 to 450,449 metric tonnes in 2025. The combined effect of these changes resulted in a US$490.0 million increase in income from sales in 2025 compared to 2024.

Total costs of sales of goods. Total costs of sales of goods decreased from US$2,588.8 million in 2024 to US$2,562.3 million in 2025, mainly due to the net effect of the following:

(a)	Materials and supplies decreased from US$917.5 million in 2024 to US$884.4 million in 2025, primarily associated with lower material processed at mills.
(b)

Labor costs, including workers’ profit sharing, decreased from US$501.7 million in 2024 to US$430.0 million in 2025. This was primarily explained because in year 2024 Cerro Verde recorded non-recurring cost associated with new collective labor agreements reached with its union, partially offset by higher profit-sharing expenses in year 2025.

(c)	Depreciation of property, plant and equipment increased from US$571.9 million in 2024 to US$637.5 million in 2025, due to higher stripping activity asset depreciation.

Total operating expenses. Operating expenses increased by 7%, from US$164.0 million in 2024 to US$175.7 million in 2025 due mainly to the following:

(a)	Other operating expenses increased by 168%, from US$23.7 million in 2024 to US$63.5 million in 2025 primarily associated with the deployment of a new enterprise resource management system.
(b)	Selling expenses decreased by 19%, from US$145.8 million in 2024 to US$118.6 million in 2025 primarily associated with lower volume sold.

Income tax. Income tax expense, including current and deferred expense, increased by 29%, from an expense of US$564.6 million in 2024 to an expense of US$728.2 million in 2025 primarily due to higher taxable profit generated in 2025 partially offset by a tax credit as a result of the closure of the 2020 tax audit.

Profit of the year. As a result of the foregoing, profit of the year increased by 43%, from US$953.2 million in 2024 to US$1,367.1 million in 2025. As a percentage of net sales, net income was 22% in 2024, compared to 29% in 2025.

Results of Operations for the Years Ended December 31, 2024 and 2023

See “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the year ended December 31, 2024 for a comparative discussion of Cerro Verde’s consolidated results of operations for the year ended December 31, 2024 and 2023.

B.	Liquidity and Capital Resources

As of December 31, 2025, Cerro Verde had cash and cash equivalents of US$1,088.1 million, compared to US$689.7 million as of December 31, 2024.

Cash provided by operating activities for the years ended December 31, 2025, and 2024. Net cash and cash equivalents provided by operating activities were US$1,739.9 million in 2025, compared to net cash provided by operating activities of US$1,698.6 million in 2024. This change in net cash flow provided by operating activities in 2025 compared to 2024 was mainly attributable to the following factors:

A decrease in payments from trade accounts and benefits to employees from US$2,150 million in 2024 to US$2,024 million in 2025; partially offset by an increase in tax payment from US$548 million in 2024 to US$651 million in 2025.

Cash used in investing activities for the years ended December 31, 2025, and 2024. Net cash used in investing activities increased from US$658.1 million in 2024 to US$769.0 million in 2025.

Cash used in financing activities for the years ended December 31, 2025, and 2024. Net cash and cash equivalents used in financing activities was US$860.4 million in 2024, compared to net cash used in financing activities of US$572.5 million in 2025 primarily due to lower amount of dividends paid.

The following table shows Cerro Verde’s contractual obligations as of December 31, 2025:

	Payments due by Period (US$ in millions)
		Less than 1	1-5	More than 5
	Total	Year	years	Years
Trade accounts payable	314.1	314.1	—	—
Accounts payable – related parties	2.9	2.9	—	—
Lease liabilities	112.3	25.1	81.5	5.7
Other accounts payable	32.9	32.9	—	—
Total Contractual Cash Obligations	462.2	375.0	81.5	5.7

Long-term Debt

As of December 31, 2025, Cerro Verde had total long-term debt of US$87.2 million associated with lease liabilities.

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

ITEM 6.Directors, Senior Management and Employees

A.	Board of Directors and Senior Management

Our Board is responsible for policy decisions and our overall direction and other corporate matters in accordance with our By-laws and the Peruvian Companies Law. Our executive officers oversee our business and are responsible for the execution of the policy decisions of the Board. The Board, which must be composed of nine members, is elected at the Annual Mandatory Meeting of shareholders (the “Annual Mandatory Meeting”) for a three-year term. The most recent Board election took place on March 30, 2026 and the next one is scheduled to take place in the Annual Mandatory Meeting to be held in March 2029. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our current directors and executive officers are as follows:

Name	Age	Position	Date First Appointed	Current Term Ends
Directors
Roque Benavides(1)	71	Chairman of the Board	2004	March 2029
Marco Antonio Zaldívar	66	Director	2020	March 2029
Diego de la Torre	64	Director	2017	March 2029
Mauricio Ortiz Jara	46	Director	2026	March 2029
Nicole Bernex	75	Director	2018	March 2029
Raúl Benavides (1)	70	Director	2021	March 2029
Jorge Francisco Betzhold	70	Director	2023	March 2029
Ivan Arriagada Herrera	62	Director	2024	March 2029
Shehzad Bharmal	58	Director	2026	March 2029

Executive Officers
Leandro Garcia	57	Chief Executive Officer	2020
Daniel Dominguez	49	Vice President and Chief Financial Officer	2020
Aldo Massa	54	Vice President of Business Development and Commercial	2021
Alejandro Hermoza	64	Vice President Community Relations	2008
Juan Carlos Ortiz	55	Vice President Operations	2018
Renzo Macher	52	Vice President of Projects	2023
Juan Carlos Salazar	53	Vice President of Explorations	2024
Gulnara la Rosa	61	General Counsel	2012
(1)	Roque Benavides is the brother of Raúl Benavides.

Set forth below is biographical information concerning members of our board and management.

Roque Benavides, Chairman of the Board and member of the Nominating Committee. Mr. Benavides received his degree in Civil Engineering from the Pontifical Catholic University of Peru (PUCP) in 1977 and his Master of Business Administration from the Henley Business School at the University of Reading in the U.K. in 1980. He completed the Management Development Program at the Harvard Business School in 1985 and the Advanced Management Program at Oxford University in 1997. He is currently Chairman of the Board and a member of the board of directors of some of the Company’s related entities. He is also a member of the board of directors of Banco de Crédito del Perú. He was director of UNACEM from 2010 to 2020. He was previously President of the Peruvian Mining, Oil, and Energy Association (SNMPE) and the Peruvian Confederation of Private Business Institutions (CONFIEP).

Marco Antonio Zaldivar, Director. Mr. Zaldívar, a certified Public Accountant, graduated from the Universidad de Lima. He also graduated from PAD’s the Management Development Program at the Universidad de Piura and holds a Master of Business Administration from the Adolfo Ibáñez School of Management, USA. He is Independent Director of Empresa Editora El Comercio, Técnica Avícola and Core Capital SAFI. He has been Independent Director at Cementos Pacasmayo, UCP Backus & Johnston, Banco Santander, among other companies. He was previously Chairman of the board of directors of the Lima Stock Exchange and the second Vice President of CONFIEP.

Diego de la Torre, Director. Mr. de la Torre holds a bachelor’s degree in Business Administration from Universidad del Pacífico in Lima and his Master of Business Administration from the London Business School in England. He is a cofounder and Chairman of the Board of La Viga, Quikrete Perú, Aleteia Capital and Bodega RAS. He is also a member of the board of directors of CEAPI in Madrid and serves on the Advisory Boards of the Institute of American Studies at CEU-CEFAS (Spain) and the International University of La Rioja, UNIR (Spain). In 2025, he was inducted into the Peruvian Academy of Moral and Political Sciences. He was previously a professor at the Universidad del Pacífico for twelve years and a member of the board of directors of several companies and institutions, including Endeavor Perú, IPAE and Perú 2021. He was Chairman of the United Nations Global Compact in Peru from 2005 to 2021. In 2013, he received the “Empresario Integral” award given by the Latin American Business Council. In 2015, he was selected among the “Top 100 Influential Leaders” by AACSB International. He has been a member of the Board of Directors since 2017.

Nicole Bernex, Director. Ms. Bernex received her PhD in Geography from the Paul Valéry University of Montpellier (France). She has served as professor of the Department of Humanities of the Pontifical Catholic University of Peru (PUCP), academic director of the Research Center in Applied Geography (CIGA) of the PUCP, president of the Geographic Society of Lima and president emeritus of the Peruvian Forum for Water (GWP Peru). Ms. Bernex is also a member of the National Academy of Sciences of Peru, the esteemed Water Program of the Inter-American Network of Academies of Sciences (IANAS) and the Steering Committee of 2030 WRG. She has been the director of several research projects and programs, including the “Scientific, legal and financial design of the Scientific Institute of Water – ICA” (CONCYTEC-IRD-PUCP) and the “Water, Climate and Development Program – PACyD” of Global Water Partnership South America. She has been published more than 190 times in many books, articles and other publications.

Shehzad Bharmal, Director. Mr. Bharmal has extensive experience in the mining and metals sector, with a strong background in operational leadership, commercial management, project management, and continuous improvement. He earned his bachelor’s degree in Mechanical Engineering from the University of British Columbia and a diploma in Business Administration from Simon Fraser University. During his career at Teck Resources Ltd., he served as Executive Vice President and Chief Operating Officer, and held multiple senior leadership roles, including Senior Vice President, Base Metals; Vice President, Operations for North America and Peru; Vice President, Technology and Innovation; and Vice President, Planning and Development. In addition, he led Teck Operaciones Mineras Chile Ltda. as General Manager. He has been a member of the Board since March 2026.

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

Jorge Francisco Betzhold Henzi, Director. Member of the Australasian Institute of Mining and Metallurgy. Member of the Geostatistical Association of Southern Africa (GASA) with solid knowledge and experience in the mining business. Mr. Betzhold has 36 years practical experience in South America (Chile, Brazil, Venezuela, Peru, Argentina), Southern Africa (South Africa, Botswana, Namibia, Zambia) and USA (Alaska). Mr. Betzhold studied Geology at Universidad de Chile, Geostatistics at Fontainebleau Centre, Paris School of Mines, France and Management at the Graduate School of Business, University of Stellenbosch, South Africa. In addition, Mr. Betzhold has served as Head of Resource Planning and Development at Minera Escondida Limitada - BHP Billiton from 2011 to 2017.

Ivan Arriagada Herrera, Director. Mr. Arriagada holds a degree in business engineering from the Adolfo Ibáñez School of Management at the Federico Santa María University and a master’s degree in science from the London School of Economics. He has been the CEO of Antofagasta plc since 2015 and previously held the position of Chief Financial Officer of the Chilean state-owned copper mining company Codelco. Previously, he worked at BHP Billiton as Vice President of Base Metals Operations and, prior to that, he was Chief Financial Officer of the Base Metals group, also at BHP Billiton. Before entering the world of copper mining, Mr. Arriagada spent a large part of his career in the oil and gas industry, at Royal Dutch Shell International, holding senior positions in Chile, England, the USA and Argentina. Mr. Arriagada is also the Chairman of the Board of the International Council on Mining and Metals (ICMM), which brings together the CEOs of the world’s largest mining and metals companies, representing approximately one third of the global mining industry. He was also the President of the International Copper Association (ICA).

Mauricio Ortiz Jara, Director. Mr. Ortiz Jara earned his bachelor’s degree in Electrical Engineering from University of Concepción and holds an MSc in Metals & Energy Finance from Imperial College London. He has been a member of the Board since March 2026 and also serves as Chief Financial Officer and Vice President Finance of Antofagasta plc, a FTSE 100-listed, Chile-focused copper producer. With more than 20 years in the global resources industry, he combines operational experience with financial and strategic leadership. Prior to his current role, Mr. Ortiz held senior operational and finance positions across Antofagasta (including General Manager of The Railway Company), Codelco, Rio Tinto and BHP, with hands-on experience in productivity, capital projects, and stakeholder engagement. His work has been recognized with industry awards, including Mining Financing of the Year (2024) and Infrastructure Financing of the Year (2025), and he also leads initiatives to build supplier capabilities and expand local employment opportunities.

Leandro Garcia, Chief Executive Officer. Mr. Garcia earned his bachelor’s degree in business administration and a bachelor’s degree in accounting from Universidad del Pacífico and his Master of Business Administration from the University of Miami in Florida. He completed the Management Development Program at Harvard Business School in 2017. He held the position of Treasury Head at Buenaventura from 1990 to 1997. He also worked as the finance manager at Sociedad Minera El Brocal until 2000, as general manager of Boticas BTL until 2005, and general manager of Boticas Inkafarma until June 2011. He rejoined Buenaventura as Controller General in July 2011. He has also served as director of Química Suiza Retail, the business that manages the Mi Farma pharmacy chain, from January 2016 until January 2018. Mr. Garcia currently serves as a director of Compañía Minera Coimolache, Compañía Minera Colquirrumi, Compañía Minera Condesa, Consorcio Energético de Huancavelica (Conenhua), Empresa de Generación Huanza, Procesadora Industrial Río Seco, and Sociedad Minera El Brocal, as well as an alternate director of Sociedad Minera Cerro Verde..

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

Juan Carlos Ortiz, Vice President of Operations. Mr. Ortiz earned his bachelor’s degree in mining engineering from the Pontificia Universidad Católica del Peru in 1992. He also holds a Master’s degree in Engineering, with a focus on Mineral Engineering Management, from Pennsylvania State University. Prior to assuming his new role at Buenaventura, Mr. Ortiz was the Technical Services Manager at Volcan Compañia Minera, a polymetallic mining company and one of the largest producers of zinc, lead and silver in the world, where he was responsible for the departments of Engineering, Projects, Planning and Environmental Matters as well as Volcan’s Alpamarca and Cerro de Pasco operations. Prior to this post, he served Chief Operations Officer at Compañía Minera Milpo (now part of the Nexa Resources Group), where he was responsible for the Cerro Lindo, Atacocha and El Porvenir operations. He is currently Director of the Institute of Mining Engineers of Peru and Sociedad Minera El Brocal.

Alejandro Hermoza Maraví, Vice President of Labor, Social and Environmental Affairs. Mr. Hermoza graduated from the University of Maryland with a bachelor’s degree in Mechanical Engineering and a Master’s in Engineering and from the Peruvian University of Applied Sciences (UPC) with a Master’s in Administration. He previously worked as the Development Manager of the Peruvian Confederation of Private Business Institutions (CONFIEP) and has worked at Buenaventura since 2003, where he has held the position of community relations manager from 2008 to 2011 and deputy manager of Administration and Human Resources from 2003 to 2008. In 2011, he completed the Advanced Management Program at Harvard Business School.

Renzo Macher, Vice President of Projects. Mr. Macher received a bachelor’s degree in civil engineering from the Pontificia Universidad Católica del Perú, Lima. He received a Master’s degree in Construction Engineering and Project Management from the University of Berkeley, California. Mr. Macher completed the Management Development Program at the University of Piura, in Lima. In his previous role within the Company, Mr. Macher served as Buenaventura’s Projects Manager. Mr. Macher’s career at Buenaventura began in 2013 as Manager of the Tambomayo Project, which started operations in 2016. Since then, he has been in charge of Buenaventura’s Innovation and Project Development departments.

Juan Carlos Salazar, Vice President of Geology and Exploration. Mr. Salazar holds a bachelor’s degree in geological engineering from Universidad Nacional de Ingeniería (UNI) of Peru and master’s degree in geology from the University of Western Australia. He joined Buenaventura in 1999, serving as Project Manager and Exploration Manager.

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

During the year ended December 31, 2025, the aggregate amount of compensation that we paid to all directors and executive officers was approximately US$19 million, including director’s fees accrued in 2024 and paid in 2025. We do not disclose to our shareholders or otherwise make public information with respect to the compensation of our individual directors or executive officers. Please refer to Note 31(c) to the Consolidated Financial Statements for further information.

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

Nominating and Compensation Committee

The nominating and compensation committee is responsible for evaluating executive performance and approving executive compensation, including compensation of the chief executive officer. It is also responsible for preparing the proposals for the General Meetings in respect of the composition of the Board along with the directors’ remuneration to be approved by the shareholders. The members of the Compensation Committee for 2025 were Messrs. de la Torre, Roque Benavides, Arriagada and Mr. William Champion (board member through March 2026).

Corporate Governance Committee

The corporate governance committee is responsible for monitoring issues and practices related to corporate governance and proposing necessary actions in respect thereof. The members of the Corporate Governance Committee for 2025 were Messrs. Roque Benavides, Zaldivar and Betzhold.

Sustainability Committee

The Sustainability Committee is responsible for monitoring initiatives and practices related to Sustainability. The members of the Sustainability Committee for 2025 were Miss Nicole Bernex, Messrs. Roque Benavides, Raúl Benavides, Luksic and de la Torre.

Operations and Innovation Committee

The Operations and Innovation Committee is responsible for supporting the Vice Presidency of Operations in meeting the goals set at the beginning of each year and providing a long-term vision to achieve the continuity of the Company’s operations, as well as monitoring and proposing initiatives and practices related to Innovation. The members of the Operations and Innovation Committee for 2025 were Messrs. Champion, Betzhold, Roque Benavides, Raúl Benavides and Luksic.

D.	Employees

As of December 31, 2025 we, including our subsidiaries and Coimolache, had 3,295 employees (including permanent and temporary employees) and 15,527 subcontractors employed through arrangements with independent contractors who manage the workforce at our operations. We have sought to strengthen our workforce by implementing a qualifications-based hiring policy and, with respect to employees working in the mines, maintaining the average age of the workforce at approximately 43 years old. As of December 31, 2025, the average tenure of Buenaventura’s permanent laborers was approximately 10 years.

Of the 2,809 permanent employees (considers employees working on an indefinite term contract) employed by Buenaventura, its subsidiaries and Coimolache, approximately 49% are members of 12 different labor unions (including 06 unions for clerical workers and 06 unions for laborers), representing all aforementioned clerical workers and laborers in collective negotiations. There are also 7 unions for workers employed by independent contractors that were formed over the last ten years in our mines at Uchucchacua, Orcopampa, Tambomayo, Julcani, El Brocal and Coimolache.

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

It is important to highlight that we have a strong relationship with our Unions, which has resulted in no Company Union strikes materializing since 2019. Our strategy focuses on addressing workers’ needs through dialogue and collective negotiations under a win-win approach, prioritizing their resolution during the direct negotiation stage. This has contributed to fostering an effective negotiation environment and strengthening positive and constructive labor relations.

Compensation received by our employees includes salary, other cash payments (such as overtime, vacation pay and bonuses, including, but not limited to, high altitude and underground mining bonuses) and non-cash benefits. Non-cash benefits include medical insurance, life insurance and training programs for workers and administrative staff. For mine and processing plant workers, benefits also include transportation services, meals or food allowances, medical services and a full range of social services for our permanent employees and their families at town sites near our mines in compliance with mining regulations. We voluntarily provide power, water and sewage services for the camp and houses of the workers as well as for certain towns nearby. In addition, pursuant to a profit-sharing plan mandated by Peruvian labor legislation, employees of mining companies in Peru are entitled to receive the employee profit sharing amount equivalent to 8% of the annual pre-tax profits of their employer, 50% of such profits to be distributed based on the number of days each employee worked during the preceding year and the remaining 50% of such profits to be distributed based on the aggregate annual salary of each employee. Effective January 1, 1997, the annual payment to each employee under the profit sharing plan cannot exceed 18 times such employee’s monthly salary, and any difference between the employee profit sharing amount and the aggregate amount paid to employees must be contributed by us to FONDOEMPLEO, a fund established to promote employment and employee training. It is worth noting that for the 2025 fiscal year, profit-sharing distributions were duly made in accordance with applicable regulations.

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

Regardless of the cause for termination, all employees are entitled to a severance payment. Such payment is equal to one month’s salary (including an amount assigned for the value of other benefits), for each full year worked plus the pro rata portion for any uncompleted year. Pursuant to the Peruvian labor laws, said severance payments are deposited in a special bank account selected by each employee and for the benefit of such employee, in both May and November of each year (approximately 50% of a monthly salary each time). Workers may make partial withdrawals for unrestricted use of up to 50% of their accumulated deposits. Likewise, in the event of a terminal illness or a duly substantiated diagnosis of cancer submitted to the employer, workers may withdraw 100% of such deposits at any time. Additionally, as an exceptional and temporary measure in effect until December 31, 2026, workers may freely withdraw 100% of their accumulated deposits. Upon termination, the remaining balance may be withdrawn by the worker for any reason.

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

As of March 31, 2026, our directors and executive officers, as a group, owned 30,781,092 Common Shares (including in the form of ADSs), representing 12.12% of all 253,986,867 Common and Investment Shares outstanding.

The share ownership of the Company’s directors and executive officers on an individual basis as of March 31, 2026 is set forth below:

Percentage
		Percentage		Percentage		Beneficial
		Beneficial		Beneficial	Number of	Ownership
	Number	Ownership		Ownership	Common	of Common
	of	of	Number of	of	Shares and	Shares and
	Common	Common	Investment	Investment	Investment	Investment
Shareholder	Shares	Shares	Shares	Shares	Shares	Shares
Roque Benavides †	13,913,926	5.48	—	—	13,913,926	5.48
William Champion	—	—	—	—	—	—
Nicole Bernex	—	—	—	—	—	—
Jorge F. Betzhold	—	—	—	—	—	—
Raúl Benavides ††	16,594,123	6.54	—	—	16,594,123	6.53
Diego de la Torre	273,043	0.11	—	—	273,043	0.11
Marco Antonio Zaldivar	—	—	—	—	—	—
Ivan Arriagada	—	—	—	—	—	—
Andrónico Luksic	—	—	—	—	—	—
Leandro García	—	—	—	—	—	—
Daniel Domínguez	—	—	—	—	—	—
Juan Carlos Ortiz	—	—	—	—	—	—
Alejandro Hermoza	—	—	—	—	—	—
Aldo Massa	—	—	—	—	—	—
Renzo Macher	—	—	—	—	—	—
Juan Carlos Salazar	—	—	—	—	—	—
Gulnara La Rosa	—	—	—	—	—	—
Directors and Executive Officers as a Group †	30,781,092	12.13	—	—	30,781,092	12.12
†	Includes Common Shares owned by the applicable director or officer and his son.
††	Includes Common Shares owned by the applicable director and his sons and daughters.
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2026 we had 253,715,190 Common Shares outstanding, exclusive of 21,174,734 treasury shares, and 271,677 Investment Shares, exclusive of 472,963 treasury shares. The Common Shares are voting securities. The table below sets forth certain information concerning ownership of (i) the Common Shares and Investment Shares and (ii) the aggregate Common Shares and Investment Shares, as of March 31, 2026, with respect to each shareholder known to us to own more than 2.5% of the outstanding Common Shares and with respect to all directors and executive officers as a group.

						Percentage
						Beneficial
		Percentage		Percentage	Number of	Ownership
		Beneficial		Beneficial	Common	of Common
		Ownership	Number of	Ownership	Shares and	Shares and
	Number of	of Common	Investment	of Investment	Investment	Investment
Shareholder	Common Shares	Shares (1)(2)	Shares	Shares (1)(3)	Shares	Shares (1)(4)
Antofagasta plc	48,058,225	18.94	—	—	48,058,225	18.92
Van Eck Associates Corporation	17,869,017	7.04	—	—	17,869,017	7.04
Raul Benavides Ganoza (6)	16,594,123	6.54	—	—	16,594,123	6.53
Roque Benavides Ganoza (5)	13,913,926	5.48	—	—	13,913,926	5.48
Fidelity International Limited - FIL Investment Services (U.K.), LTD	13,473,909	5.31	—	—	13,473,909	5.30
Westwood Global Investments, LLC	11,273,613	4.44	—	—	11,273,613	4.44
Global X Management Company, LLC	7,981,939	3.15	—	—	7,981,939	3.14
(1)

The table above excludes treasury shares. As of March 31, 2026 Buenaventura held 14,474 Common Shares and 1,230 Investment Shares and our wholly owned subsidiary, Condesa, held 21,160,260 Common Shares and 471,733 Investment Shares.

(2)	Percentage calculated on the basis of 253,715,190 Common Shares outstanding, which excludes 21,174,734 treasury shares.
(3)	Percentage calculated on the basis of 271,677 Investment Shares outstanding, which excludes 472,963 treasury shares.
(4)	Percentage calculated on the basis of 253,986,867 Common Shares and Investment Shares outstanding, which excludes 21,647,697 treasury shares.
(5)	Common Shares owned by Roque Benavides and his son.
(6)	Common Shares owned by Raul Benavides and his children.

As of March 31, 2026, we estimate that 209,973,935 Common Shares were held in the U.S., which represented approximately 82.76% of Common Shares outstanding. The number of institutional record holders of our Common Shares (or of ADSs representing our Common Shares) in the U.S. was 53 institutions.

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

The compensation of our key executives (including the related income taxes we assumed in connection therewith) amounted to US$13.9 million in 2023, US$14.0 million in 2024 and US$19.2 million in 2025. Please refer to Note 31(c) to the Consolidated Financial Statements for further information.

In 2025, 2024 and 2023, we received cash dividends from Sociedad Minera Cerro Verde S.A.A. in an amount of US$107.7 million, US$166.5 million and US$146.9 million, respectively.

We received cash dividends from Coimolache of approximately US$10.3 million in 2025, and US$2.4 million in 2024 and US$0.4 million in 2023.

We recognized revenues of energy sales from Consorcio Energético de Huancavelica S.A. and Empresa de Generación Huanza S.A. of approximately US$11.3 million in 2025, US$6.80 million in 2024 and US$4.8 million in 2023.

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

Legal Proceedings

SUNAT litigation

Buenaventura is involved in legal proceedings against SUNAT in connection with SUNAT’s refusal to recognize Buenaventura’s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax losses that were offset in fiscal years 2009 and 2010.

During 2007 and 2008, Buenaventura modified its gold sales contracts with its customers, shifting from a fixed price arrangement to a variable price arrangement. This change allowed the Company to appropriately benefit from improved market prices. Additionally, this transition caused Buenaventura to incur significant expenses during the two-year transition period from 2007 to 2008, which also impacted the income tax paid by Buenaventura for fiscal years 2008 and 2009. However, the modified pricing structure also favorably impacted Buenaventura’s financial results, with a corresponding increase in income tax payments to SUNAT during subsequent fiscal years.

SUNAT’s position is that Buenaventura should disregard the additional expenses incurred in connection with the shift to a variable price arrangement for purposes of calculating its income tax for fiscal years 2007 and 2008. According to SUNAT, such payments correspond to an early settlement of financial derivative contracts in circumstances in which the Company did not establish the purpose or the risks covered by such instruments. Furthermore, SUNAT does not recognize the tax losses that the Company offset during fiscal years 2009 and 2010, which relate to losses incurred during fiscal years 2007 and 2008.

The claim for fiscal years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (approximately US$110.9 million updated at the exchange rate as of December 31, 2025), which, when accounting for alleged penalties and fees as of the date SUNAT commenced collection proceedings, and according to SUNAT’s estimates, amounted to 2,107.5 million soles (approximately US$625.7 million based on the exchange rate as of December 31, 2025).

On November 26, 2020, following the intervening tax court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT in connection with the above-referenced matter, SUNAT began collection proceedings in respect of such amounts.

On July 30, 2021, the Company paid the full amount of the disputed tax assessment related to the 2007, 2008, 2009 and 2010 tax proceedings that were subject to deferment and installment arrangements and that are recorded under the caption “Trade and other receivables, net.” For fiscal years 2007 and 2008, the total amount paid was S/1.583.1 million (equivalent to US$470.3 million based on the exchange rate corresponding to December 31, 2025). For fiscal year 2009, the total amount paid was S/193 million (equivalent to US$57.6 million based on the exchange rate corresponding to December 31, 2025). For fiscal year 2010, the Company paid the full amount of S/356.7 million (equivalent to US$94.9 million at the exchange rate corresponding to December 31, 2025).

As of December 31, 2025, as a result of the advance payment mentioned above, the deferral and installment resolutions of the SUNAT tax claim have been rendered null and the letters of credit that were delivered as collateral for said disputed payments have been returned to the issuing banks.

In November 2023, the Fifth Chamber of Transitory Constitutional and Social Law of the Supreme Court notified the cassation ruling that declared unfounded the lawsuit filed by the Company in connection with the derecognition of tax loss carryforwards for fiscal year 2009. In response, on December 22, 2023, the Company and its sponsoring lawyers filed an amparo request before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the annulment of the cassation ruling, in response to alleged violations of the Company’s constitutional right to effective procedural protection.

As part of the assessment of the status of the proceedings as of 2023, Buenaventura’s legal advisors concluded that the probabilities of recovering a portion of the payments made under protest to the Tax Administration related to fiscal years 2009 and 2010 were less than 50%, hence a liability has been recognized with effect on results for the claim against the Tax Administration of S/420.2 million (equivalent to US$113.2 million) in respect of the portion of receivables related to these carryforward tax losses.

The liability referred to above does not represent a withdrawal from the proceedings, as the process remains ongoing. Moreover, it does not imply a cash outflow, as it relates to payments made in full in prior years before the recognition of the related accounts receivable.

In March 2024, the Supreme Court notified the cassation ruling that declared unfounded the lawsuit filed by the Company to assert its position regarding derivative financial instruments operations in 2007. In April 2024, the Company and its sponsoring lawyers filed an amparo lawsuit requesting the nullity of the cassation judgement for grievance to constitutional rights and principles, principle of non-retroactivity of the law, principle of legal certainty, and principle of legality, and as a successive petition, to order the Supreme Supreme Court to issue a new ruling without incurring the claimed grievances. On August 21, 2024, the Company’s counsel appealed such decision, and the case file was elevated to the Supreme Court acting as the appellate court.

The Company will continue to file appeals on this matter before the Peruvian courts. These legal proceedings can be costly and time-consuming, and there can be no assurances regarding the final outcome of these proceedings or that SUNAT will not file future claims against the Company.

See Note 30(d) and 7(c) of the Consolidated Financial Statements for additional information.

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

The dividend policy establishes that Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache and Cerro Verde), 20% attributable to Buenaventura’s net income will be included if they distribute cash dividends to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and in the past were generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8% of pre-tax profits (which may differ from pre-tax profits determined under IFRS accounting standards due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid.

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

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2022 to 2025. Dividends with respect to the years 2022 to 2025 were paid per Common Share and ADS.

		Per			Per			Per
Year ended	Common Share			ADSs			Investment Share
December 31, (1)	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2022	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
2023	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
2024	0.073	0.000	0.073	0.073	0.000	0.073	0.073	0.000	0.073
2025	0.292	0.145	0.437	0.292	0.145	0.437	0.292	0.145	0.437
(1)	Interim and final dividend amounts are expressed in U.S. Dollars.
B.	Significant Changes

Regarding dividends distribution, the following entities distributed dividends as follows:

At the Buenaventura’s board meeting held on February 26, 2026, the board approved a dividend proposal of US$272.99 million (US$251.56 million net of Treasury shares), based on the profit obtained as of December 31, 2025. This proposal was approved by the General Shareholders’ Meeting held on March 30, 2026, and is scheduled to be fully paid by May 5, 2026.

At the subsidiary El Brocal, during board meeting held on February 13, 2026, a dividend proposal of US$55.46 million was approved, based on the profit obtained as of December 31, 2025. This proposal was approved at General Shareholders’ Meeting of El Brocal held on March 23, 2026, and is scheduled to be fully paid by April 30, 2026.

At the associate Cerro Verde, during board meeting held on January 5, 2026, a dividend proposal of US$500 million, of which US$97.9 million corresponds to Buenaventura, was approved, based on the profit obtained as of September 30, 2025. Additionally, during Cerro Verde’s General Shareholders’ Meeting held on March 23, 2026, an additional dividend proposal of US$300 million, of which US$58.7 million corresponds to Buenaventura, was approved, based on the profit obtained as of December 31, 2025.

At the associate Coimolache, during board meeting held on March 13, 2026, a dividend proposal of US$28.24 million was approved, based on the profit obtained as of December 31, 2025. This proposal was approved at the General Shareholders’ Meeting of Coimolache held on March 13, 2025, and the dividends were fully paid on March 26, 2026.

ITEM 9.The Offer and Listing

A.	Offer and Listing Details

Trading Information

The table below sets forth the trading volume and the high and low closing prices of the Common Shares and Investment Shares in Soles. The table also includes the trading volume and the high and low closing prices of the ADSs representing the Common Shares in U.S. Dollars for the same periods.

	Common Shares(1)			ADSs(2)			Investment Shares(1)
	Trading			Trading			Trading
	Volume	High	Low	Volume	High	Low	Volume	High	Low

	(in millions)	(in nominal S/ per share)		(in millions)	(in US$ per ADS)		(in millions)	(in nominal S/. per share)
Annual highs and lows
2022	0.04	41.00	21.65	371.51	12.35	5.25	0.00	0.00	0.00
2023	0.23	54.90	26.00	403.07	15.74	6.45	0.00	15.00	14.80
2024	0.37	63.80	46.50	332.25	18.84	11.50	0.00	14.46	14.46
2025	0.08	90.00	45.00	297.74	30.07	11.50	0.04	47.50	13.39
Quarterly highs and lows
2024
1st quarter	0.13	63.80	52.80	95.10	17.80	14.15	0.00	0.00	0.00
2nd quarter	0.05	61.00	58.10	89.60	18.84	15.23	0.00	14.46	14.46
3rd quarter	0.18	63.80	52.80	88.46	17.71	11.64	0.00	14.46	14.46
4th quarter	0.01	51.00	46.50	59.09	14.29	11.50	0.00	0.00	0.00
2025
1st quarter	0.03	55.00	45.00	60.76	16.16	11.50	0.00	0.00	0.00
2nd quarter	0.01	60.00	52.00	69.99	17.43	12.56	0.00	13.39	13.39
3rd quarter	0.03	73.00	57.50	67.93	24.65	16.06	0.02	29.00	13.40
4th quarter	0.00	90.00	76.79	99.07	30.07	21.00	0.02	47.50	30.00
Monthly highs and lows
2025
October	0.00	86.00	76.79	34.11	26.97	21.00	0.00	31.00	30.00
November	0.00	77.00	77.00	25.79	24.97	21.04	0.01	40.99	35.65
December	0.00	90.00	83.00	39.17	30.07	24.17	0.01	47.50	43.00
2026
January	0.08	134.00	90.00	36.60	41.29	27.70	0.01	80.50	51.00
February	0.20	143.00	119.00	29.36	44.67	32.79	0.00	76.50	76.50
March	0.00	132.00	132.00	40.59	44.02	30.00	0.00	76.50	59.00
(1)	Source: Lima Stock Exchange
(2)	Source: Bloomberg; Yahoo Finance

As of March 31, 2026, the share capital with respect to the Common Shares was S/2,748,899,240 represented by 274,889,924 shares, and the share capital with respect to the Investment Shares was S/7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital and treasury shares. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. As of March 31, 2026, there were 940 owners of record of the Common Shares and 872 owners of record of the Investment Shares.

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

Our capital stock comprises Common Shares and investment shares. Common Shares have full voting rights while investment shares do not. As of December 31, 2025, there were 253,715,190 Common Shares outstanding, exclusive of 21,174,734 Common Shares held in treasury. In the case of Investment Shares, there were 271,677 Investment Shares outstanding, exclusive of 472,963 Investment Shares held in treasury. In total there are 253,986,867 outstanding shares, and this number has not changed throughout the year 2025. The capital stock is fully subscribed and paid. Additionally, the par value per share (for both Common Shares and Investment Shares) is S/.10.

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

Directors

The Board, which must be composed of nine members, is elected for a three-year term at the Annual Mandatory Meeting and may be reelected indefinitely. Any changes in the Board require the approval of the shareholders. The removal of the Board must be approved at a shareholders’ meeting, attended by holders of 75% of the Common Shares in the first summons and 70% of the Common Shares in the second summons, by resolution approved by at least two thirds of the total number of Common Shares outstanding. In the event that one or more Directors cease to hold office, the Board of Directors shall appoint the replacement(s) necessary to complete its composition, and such appointment(s) shall be subject to ratification by the General Shareholders’ Meeting.

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

The Board of Directors meets when called by the Chairman of the Board. The Board of Directors is validly convened when all Directors are present and unanimously agree to carry out the meeting for the purpose of transacting the business that has been proposed. Pursuant to Article 177 of the Peruvian Companies Law, Directors may be jointly and severally liable to us, the shareholders and third parties for their actions if they act with willful misconduct, gross negligence, or abuse their powers. In addition, Article 3 of Law No. 29720, which has been in force since June 26, 2011, as amended by Law No. 30050 in force since June 27, 2013, provides that directors and managers are civilly liable for damages caused to us by any transaction they have approved that favors such director’s, or a related party’s interest instead of the Company’s interest, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such company’s assets. Directors not participating in the Board meeting or that voted against the transaction are not liable.

In addition, Article 53 of the Single Ordered Text of the Securities Market Law approved by Supreme Decree N° 020-2023-EF contains additional prohibitions for directors and managers of companies whose shares are traded in the stock exchange as it is our case. Pursuant to Article 53(a) of such law, directors and managers are forbidden to receive loans from listed companies and from using goods and services of the listed company without the Board’s authorization for their own use, in their own profit or to benefit persons related to the directors and managers. Additionally, subsection (b) thereof further provides that directors and managers are forbidden from using their positions to obtain improper benefits for them or for persons related to them.

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

Our By-laws contain no provision relating to the directors’ power to borrow from us. However, Article 179 of the Peruvian Companies Law provides that directors of a company may enter into an agreement with such company only if the agreement relates to operations the Company performs in the regular course of business and is in arms-length conditions. Furthermore, a company may provide a loan to a director or grant securities in his favor only in connection with operations that the Company usually performs with third parties. Agreements, credits, loans or guarantees that do not meet the requirements set forth above require prior approval from at least two thirds of the members of the Company’s Board. These restrictions also apply to the directors of companies related to us and to the spouses, descendants, ancestors and relatives within the third degree of consanguinity or second degree by affinity of our directors and of the directors of our related companies. Directors are jointly liable to the Company and the Company’s creditors for contracts, credit, loans or securities executed or granted without complying with Article 179 of the Peruvian Companies Law. In addition, as mentioned above, Article 3 of Law No. 29720, as amended, provides that directors and managers are liable for economic or other damages that they may cause because of the approval of resolutions that favor such director’s, or a related party’s interest instead of the Company’s interest, when: (i) one of the parties involved in the transaction is a company whose shares are listed in the local stock exchange, as in our case; (ii) the shareholder controlling such listed company also controls the other party involved in the transaction; and (iii) the transaction is not made under arm’s-length conditions and represents at least 10% of such Company’s assets.

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

Shareholders’ Meetings

Pursuant to Peruvian law and our By-laws, the Annual Mandatory Meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta (publicly held corporation), we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law, to determine whether we have incurred any breach of the Peruvian Companies Law or regulations of the SMV and to impose sanctions. Shareholders’ meetings are convened by the Board when deemed convenient for us or when it is requested by the holders of at least 5% of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of at least 5% of the Common Shares, the shareholders’ meeting is not convened by the Board within 15 days of the receipt of such request, such holders of at least 5% of the Common Shares may request a notary public or a judge to convene the meeting. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 days of receipt of the request, (b) suspends or amends the terms of the agenda or in any other way amend the terms of the summons already made upon the request of at least 5% of the Common Shares or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. The notary public or the judge of the domicile of the Company shall call for the shareholders meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta (publicly held corporation) such as ourselves. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally commenced, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

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

Under our By-laws, the following actions are to be taken at the Annual Mandatory Meeting of shareholders: approval of our statements of financial position, profit and loss statements and annual reports; the approval of management performance; the allocation of profits; the election of external auditors or the delegation in the Board of Directors of such election; the election of the members of the Board; and any other matters submitted by the Board. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; and liquidating and dissolving the Company or spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

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

Takeover Bid

According to Regulation No. 009-2006-EF-94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF-94.10, Regulation No. 05-2009-EF-94.01.1, Regulation No. 034-2015-SMV-01, Regulation No. 009-2020-SMV-01, 007-2021-SMV-02 and Regulation No. 011-2023-SMV/01 of the SMV, when, an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25%) of the voting shares of a company with shares listed in a stock exchange, as well as upon any person or group increasing its ownership above the 50% and 60% thresholds, a procedure known as Oferta Pública de Adquisición, or a “Takeover Bid,” must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF-94.10 of the SMV, as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5% of our paid-in capital.

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

Criminal liability of companies

Peruvian Law 30424, as amended by Legislative Decree No. 1352, Law 30835, Law 31740 and Law 32054, and its regulations were enacted by Supreme Decree No. 002-2019-EF, introduced corporate liability for corruption, money laundering, terrorist financing, tax and customs crimes and related crimes as of January 1, 2018. Under this law, legal entities may be liable for domestic and international bribery of public officials as well as other offenses committed on their behalf or for their benefit by their shareholders, officers, directors, or de facto administrators or representatives. The law establishes mitigating circumstances such as cooperation with authorities, minimizing the harm caused by the offense, full or partial reparation of damages, and the adoption and implementation of a corporate compliance program known as a “prevention model”. Such preventive program must be tailored to the legal entity’s nature, risks, needs, and characteristics, and must contain adequate monitoring and control measures to prevent the offenses covered by this law or significantly reducing the risk of violating such offenses.

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

Available earnings are subject to the following priorities. First, the mandatory employee profit sharing of 8% of pre-tax profits (which may differ from pre-tax profits determined under IFRS accounting standards due to different depreciation treatment and different adjustments of non-taxable income and/or non-deductible expenses) is paid.

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

Non-controlling Shareholders

Law No. 28370, published on October 30, 2004, included in the Peruvian Companies Law certain provisions for the protection of non-controlling shareholders of public companies that are sociedades anónimas abiertas, such as us, and that were formerly contained in Law No. 26985, which was abrogated. Legislative Decree No. 1061, effective since June 29, 2008, Law No. 29782, effective since July 29, 2011, and Law No. 30050, effective since June 27, 2013, have abrogated or amended certain of these provisions. Pursuant to Article 262-A of the Peruvian Companies Law, we will furnish on our website and on the SMV’s website, upon the earlier to occur of (1) sixty days after the Annual Mandatory Meeting, or (2) the expiration of the three-month period after the end of the prior fiscal year in which such Annual Mandatory Meeting is required to be held, the information regarding total number and value of any shares not claimed by shareholders, the name of such shareholders, the share quote in the securities market for such shares, the total amount of uncollected dividends, the name of shareholders having uncollected dividends and where shares and dividends pending claim are available for the non-controlling shareholders. Article 262-B describes the procedure to request share certificates and/or dividends, that the holder of the shares can instruct us to deposit the dividends in a specific bank account, and that delivery of such share certificates and/or dividends is to be made within 30 days from the request. Article 262-F describes the procedure for handling any claim that the non-controlling shareholders may file, such claims to be resolved by the SMV. SMV may apply warnings and fines between approximately US$1,600 and US$ 40,000 in case the Company fails to comply such provisions for the protection of minority shareholders.

C.	Material Contracts

Below is a description of the material agreements that we have entered into as of the date of this Annual Report. Such summaries exclude those agreements entered into in the ordinary course of business.

6.800% Senior Notes due 2026

At Buenaventura’s Shareholders’ Meeting held on December 04, 2024 and its board of directors meeting held on January 23, 2025 the issue of the following series of notes (which were issued on February 04, 2025) was approved, with the following terms:

-	Denomination of Issue: US$650,000,000 6.800% Senior Notes due 2032.
-	Principal Amount: US$650,000,000.
-	Issue Date: February 04, 2025.
-	Maturity Date: February 04, 2032.
-	Issue Price: 98.367% of the principal amount.
-	Interest Rate: 6.800% (coupon) per annum.
-	Offering Format: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933.
-	Listing: The bonds were listed on the SGX-ST

The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (hereinafter the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético Huancavelica S.A.

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

These covenants are known as “Limitations on incurrence of indebtedness”, “Limitation on Asset Sales”, “Limitation on Restricted Payments”, “Limitation on Liens” and “Limitation on Merger, Consolidation or Sale of Assets”, respectively

Revolving Credit Facilities

In 2024, Buenaventura entered into three separate revolving credit facilities with Banco de Crédito del Perú, Banco Santander S.A., and Banco BBVA, in a principal amount of US$100,000,000, US$60,000,000, and US$40,000,000, respectively.

In 2025, the Company amended these facilities to extend their tenor and modified certain applicable interest rates and fees. As part of its ongoing liquidity management strategy, the Company adjusted the composition of its committed credit lines, including a reduction in the committed amount under the facility with Banco Santander S.A. from US$60,000,000 to US$30,000,000.

In addition, in 2025 Buenaventura entered into a revolving credit facility with Banco Internacional del Perú S.A. (Interbank). The principal amount available under this facility is US$30,000,000 and it has a term of 3.5 years. This agreement was entered into to provide liquidity to the Company, ensuring the necessary capital expenditure for the San Gabriel Project during periods of high disbursements.

As of December 31, 2025, all facilities remained undrawn. The facilities include customary financial and operational covenants which do not materially restrict the Company’s ability to conduct its operations in the ordinary course of business.

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

In all cases, regardless of whether the acquisition of shares took place before or after January 1t, 2010, nonresident taxpayers must follow a tax basis certification procedure before the Peruvian Tax Authority to be allowed to deduct the tax basis from the sale price. The limitation goes to the extent of income tax payment being due on the gross amounts received by the nonresident seller prior to the issuance of the Tax Basis Certificate, losing the ability to deduct any tax basis which is not contained in a certificate at the time of receiving any payment, partial or full.

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

As of the date of this annual report, the income tax exemption on capital gains from the disposal of ADSs or Common Shares through the Lima Stock Exchange has not been reinstated. Consequently, it is expected that for fiscal years 2025 and 2026, all such transactions shall continue to be subject to Peruvian Income Tax under the general regime

Exchange Transactions

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

Other Considerations

As explained in Item 10. Memorandum and Articles of Association – Final Beneficial Owners, on August 2, 2018, Legislative Decree No. 1372 was published. This law entered into effect on August 3, 2018 and its regulations were enacted by Supreme Decree No. 003-2019-EF, published on January 8, 2019. According to this law, as amended by Urgency Decree No. 025-2019, and its regulations, legal entities domiciled or established in Peru must report the identity of their ultimate beneficial owners, as a tool for law enforcement agencies to confront tax evasion, money laundering and terrorist financing. For this reporting obligation, legal entities include any corporation, partnership or similar entity, trust, investment fund or joint venture. This obligation is also applicable to legal entities that are not domiciled in Peru but have a branch, subsidiary, joint venture or permanent establishment in Peru or, in the case of trusts, which have a grantor, settlor, beneficiaries or trustees domiciled in Peru. Ultimate beneficial owner is defined as the individual that effectively owns or controls a legal entity. For this purpose, ownership is when at least 10% of the capital of the legal entity is directly or indirectly under the ownership of an individual and its related parties. On September 25, 2019, the Tax Authority issued Superintendence Resolution No. 185-2019/SUNAT, establishing rules for this mandatory report and, for the legal entities that qualify as principal taxpayers as of November 30, 2019, the first deadline for filing this mandatory report was established within the first half of December 2019. The first deadline to present the affidavit with information regarding the final beneficiaries as of November 30, 2019 was set in the first half of December 2019.

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

A U.S. Holder may be entitled to claim a U.S. foreign tax credit in respect of any Peruvian taxes imposed on dividends received on our Common Shares or Common Shares represented by ADSs, subject to certain complex limitations and restrictions, including a minimum holding period requirement. Dividends received with respect to our Common Shares or Common Shares represented by ADSs may be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules governing foreign tax credits are complex. U.S. regulations issued in 2022 have imposed additional requirements that must be met for a foreign tax to be creditable, although IRS Notice 2023-55 and IRS Notice 2023-80 together provide temporary relief from certain of these requirements until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance), if IRS Notice 2023-55 and IRS Notice 2023-80 are applied consistently to all foreign taxes paid during the relevant taxable year. Alternatively, a U.S. Holder may be able to take a deduction for Peruvian income tax, provided that the U.S. Holder has elected to deduct all otherwise creditable foreign income taxes paid or accrued for the relevant taxable year and certain other requirements are met. U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

A non-U.S. Holder generally is not subject to U.S. federal income or withholding tax on dividends paid with respect to Common Shares or Common Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Capital Gains

U.S. Holders will recognize taxable gain or loss on the sale or other taxable disposition of ADSs or Common Shares (or preemptive rights with respect to such shares) held by the U.S. Holder or by the Depositary in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ADSs or Common Shares. Generally, such gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares or ADSs exceeds one year. Long-term capital gain for an individual U.S. Holder is generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations under the Code. Any gain recognized by a U.S. Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to claim a U.S. foreign tax credit for any Peruvian tax imposed on the gain unless it has sufficient foreign source income from other sources against which it can apply the credit. Further, U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable, although IRS Notice 2023-55 and IRS Notice 2023-80 together provide temporary relief from certain of these requirements until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance), if IRS Notice 2023-55 and IRS Notice 2023-80 are applied consistently to all foreign taxes paid during the relevant taxable year. If a U.S. Holder is not able to claim the foreign tax credit, it is possible that the Peruvian taxes imposed on the gain may reduce the amount realized on the disposition.

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

Passive Foreign Investment Company

Based on our audited financial statements as well as relevant market and shareholder data, we can provide no assurance that we were not a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year or that we will not become a PFIC with respect to our current taxable year. Furthermore, because a determination of our PFIC status is based on our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, involves the application of complex tax rules, including the application of proposed United States Treasury Regulations, on which we are entitled to rely until they are finalized, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

As of March 31, 2026, we had no silver derivative contracts or gold convertible put option contracts in place.

From January to the date of this report El Brocal had no outstanding hedging commitments. No such hedging commitments are anticipated in 2026.

Cerro Verde has informed us that they have generally not engaged in, and are currently not engaged in, gold or copper price hedging activities, such as forward sales or option contracts, to minimize their exposure to fluctuations in the prices of gold or copper.

Normal Sales

We had no normal sales contracts with fixed or capped prices outstanding as of March 31, 2026.

Foreign currency risk

While all of our operations are carried out in Peru, our functional currency is the U.S. Dollar. Consequently, our exposure to foreign currency relates primarily to our operating activities in Soles. In order to mitigate our foreign currency risk, we conduct most of our transactions in our functional currency and management maintains a reduced cash position in Soles in order to cover any needs that may arise in Soles as part of our operations in Peru (which consist primarily of payment of taxes). We estimate that the future exchange rate fluctuations of Peruvian currency versus the U.S. Dollar will not significantly affect the results of our future operations. See Note 34 (a.1) to the Consolidated Financial Statements.

Interest Rate Sensitivity

We reduce our exposure to the risks due to variations in interest rates by engaging in financial obligations and capital leasing with fixed interest rates. See Note 34(a.3) to the Consolidated Financial Statements. Consequently, we do not use derivative instruments to manage this risk and we do not expect to incur significant losses based on interest risks.

ITEM 12.Description of Securities Other Than Equity Securities

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

Fees Incurred in Past Annual Period

From January 1, 2025 through the date of the report, we incurred in fees and expenses related to the administration and maintenance of our American Depositary Receipt (ADR) program. Such fees primarily consisted of charges by the Depositary in connection with the operation of the ADR facility and reimbursable out-of-pocket expenses paid to third-party service providers, including costs associated with investor communications, proxy distribution, vote collection and other services required in connection with meetings of holders of ADSs.

Fees to be Paid in the Future

The Depositary has agreed to reimburse us for expenses we incur related to the establishment and ongoing maintenance of the ADS program. The Depositary has also agreed to reimburse us for our continuing annual stock exchange listing fees. In addition, the Depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of expenses related to postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone communications. The Depositary has further agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the Depositary has also agreed to provide additional payments to us based on applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depositary will reimburse us; however, the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors.

The Depositary collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for purposes of withdrawal, or from intermediaries acting on their behalf. The Depositary collects fees for making distributions to investors by deducting such fees from the amounts distributed or by selling a portion of the distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting on their behalf. The Depositary may generally refuse to provide fee-attracting services until the applicable fees for such services have been paid.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025, due to the material weakness in internal control over financial reporting related to certain ineffective IT general controls (ITGCs) over financial accounting systems, as more fully described below under “Management’s Annual Report on Internal Control over Financial Reporting.” Despite the material weakness described below, we have concluded that our consolidated financial statements included in this annual report were not affected by any material misstatement.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rules 13a-15f and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). According to the COSO criteria, a material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a possibility that a material misstatement of the entity’s consolidated financial statements will not be prevented or detected on a timely basis.

We have identified a material weakness in internal control related to ineffective ITGCs related to user access controls over certain information technology systems that support the Company’s financial accounting system.

During 2024 the Company implemented a new ERP system (SAP S/4 Hana) and the payroll module was fully implemented in 2025 also in SAP S/4 Hana. As a result, and due to the efforts and inherent risks of a system migration, some controls were not fully designed or did not operate effectively in all cases during 2025. The Company did not adequately: (i) grant and monitor user access controls in SAP S/4 Hana and SIGM (operating system), (ii) maintain proper documentation covering the monitoring of the activities performed by privileged accounts, and (iii) monitor an effective segregation of duties in SAP S/4 Hana. This material weakness did not result in any misstatement in our consolidated financial statements as of and for the year ended December 31, 2025.

In response to the identified material weakness, management has developed and is implementing a remediation plan intended to address the underlying control deficiencies and ensure that the relevant controls are appropriately designed, properly implemented, and operating effectively.

Based on management’s assessment, because of the material weakness described above, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was not effective.

Our independent registered public accounting firm Tanaka, Valdivia, Arribas & Asociados S. Civil de R.L. (member of Ernst & Young Global Limited), has issued an attestation report on our internal control over financial reporting, which is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Compañia de Minas Buenaventura S.A.A.

Opinion on Internal Control over Financial Reporting

We have audited Compañía de Minas Buenaventura S.A.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Compañía de Minas Buenaventura S.A.A. and its subsidiaries (hereinafter the Group) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

Management has identified material weakness in the information technology general controls (ITGCs) related to user access monitoring, privileged user oversight, and segregation of duties monitoring within the Group’s financial accounting systems. These deficiencies resulted in ineffective controls over user access management processes. As a consequence, application controls and manual controls that rely on information generated from these systems were determined to be ineffective as of December 31, 2025.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated April 29, 2026, which expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada

A member of Ernst & Young Global Limited

Lima, Peru.

April 29, 2026

Changes in Internal Control Over Financial Reporting

During 2024 and 2025, the Company implemented a new ERP system (SAP S/4 Hana), including the full implementation of the payroll module in SAP S/4 Hana in 2025. As described above in Management’s Annual Report on Internal Control over Financial Reporting, the implementation of this new system resulted in a material weakness in ITGCs related to user access controls, monitoring of privileged account activities, and segregation of duties in SAP S/4 Hana and SIGM (operating system). This change in internal control over financial reporting has materially affected the Company’s internal control over financial reporting. In response, management has developed and is implementing a remediation plan designed to ensure that the identified control deficiencies are appropriately designed, properly implemented, and operating effectively.

Except for the material weakness and remediation activities related to the 2025 ITGC deficiencies arising from the SAP S/4 Hana implementation described above, there has been no other change in our internal control over financial reporting during 2024 and 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.   Code of Ethics

As part of our corporate values and principles, we have approved and published a Code of Ethics and Good Conduct, which is mandatory for our key executives, directors, managers, officers, employees, as well as all persons or businesses that supply the Company with goods or services. The Code of Ethics and Good Conduct also applies to all individuals or entities contractually bound to its terms and compliance commitment. The Code of Ethics and Good Conduct contains the principles and guidelines of conduct that must be followed by all those within its scope. It is published on our website and is publicly accessible at http://www.buenaventura.com. The information on our website is not a part of, nor incorporated into, this document.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2025 and 2024.

ITEM 16C.   Principal Accountant Fees and Services

The Audit Committee proposed at the General Meeting that Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of Ernst & Young Global Limited, be elected as the independent auditor for 2025. Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2025 and 2024, for which audited Consolidated Financial Statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services billed by Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada for 2025 and 2024.

	Year ended December 31,
	2025		2024
Audit Fees	US$	1,292,522	US$	1,326,498
Tax Fees	US$	31,053	US$	11,526
All other Fees	US$	11,068	US$	16,330
Total	US$	1,334,643	US$	1,354,354

Audit Fees. Audit fees in the above table are the aggregate fees rendered by Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada in connection with the audit of our annual Consolidated Financial Statements, the review of our quarterly Consolidated Financial Statements and statutory and regulatory audits. In addition, the amounts in the above table includes fees that were incurred in connection with the audit of internal control over financial reporting in 2025 and 2024.

Tax Fees. Tax fees in the above table are fees billed by Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada in connection with review of income tax filings.

All other fees It corresponds to the execution of agreed upon procedures carried out during the year 2025 and 2024.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible for the oversight of the independent auditor. The Audit Committee has adopted a policy regarding pre-approval of audit services provided by our independent auditors, or the “Policy.” In accordance with the Policy, the Audit Committee must pre-approve the provision of services by our independent auditor for all audit and non-audit services before commencement of the specified service. The Audit Committee approved all audit and tax fees in 2025 and 2024.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2025, neither we nor any person acting on our behalf made any purchase of our Common Shares.

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

The listing standards for the NYSE also require that U.S. domestic companies have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Peruvian corporate governance practices permit the board of directors of a Peruvian company to form special governance bodies in accordance with the needs of such company and do not require that these special governance bodies be composed partially or entirely of independent directors. We maintain five committees, which include the Audit Committee, the Nominating and Compensation Committee, the Corporate Governance Committee, the Operations and Innovation Committee and the Sustainability. Our Board has determined that our Audit Committee is composed entirely of independent directors, as defined in the NYSE’s Listed Company Manual.

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

The NYSE’s listing standards also require U.S. domestic companies to adopt and disclose corporate governance guidelines. In 2013, the SMV and a committee composed of regulatory agencies and associations prepared and published a list of suggested corporate governance guidelines called “Code of Good Governance for Peruvian Companies.” These principles are disclosed on the SMV’s website at http://www.smv.gob.pe.

ITEM 16H.   Mine Safety Disclosure

Not applicable.

ITEM 16I.   Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

ITEM 16J   Insider Trading Policies

Our Code of Ethics and Good Conduct sets forth our policies regarding inappropriate use of confidential or insider information, applicable to the purchase, sale, and other dispositions of our securities by employees (whether permanent or temporary), interns, officers, directors and/or executives of the Company and its affiliated subsidiaries, in order promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. See Item 16B.

ITEM 16K   Cybersecurity

Buenaventura has implemented a cybersecurity program based on technological risks, supported by an assessment and estimation of the maturity level according to the controls outlined in the NIST CSF framework. As a result of the program, a corporate strategy has been established based on 4 central pillars that address the main cybersecurity capabilities necessary in the current cyber threat landscape: Improving cybersecurity governance, continuous risk management, strengthening a cybersecurity culture and, finally, a cybersecurity strategy to reinforce the protection of critical assets while improving detection capabilities and ensuring a timely response to cyber incidents.

It should be noted that, as part of this program, a periodic update of the maturity level assessment is planned. This update is provided by a specialized vendor to offer a third-party perspective on the program and strategy evolution.

Likewise, for each pillar, a set of measures and controls has been established to improve protection against cyber threats, as well as to ensure proper management of the cybersecurity program and strategy within the organization. The following are some of the capabilities currently in place:

To improve cybersecurity governance, a general information security and cybersecurity policy has been established, along with a set of rules and procedures that serve as a general framework for protecting the organization’s assets. This framework safeguards their confidentiality, integrity and availability, while ensuring the trust of the main stakeholders. In addition, a procedure has been put in place for the identification and classification of information assets.

Risk management includes a methodology for assessing and addressing information security and cybersecurity risks. Through external consulting, operational cybersecurity risks that pose a threat to the company are identified. Based on the SWOT analysis, along with impact and probability assessments, three major cybersecurity risks were identified. A roadmap was created for each risk to address and mitigate its impact on our information and operations.

Regarding the cybersecurity culture, an information security and cybersecurity awareness plan has been established, formalizing the activities to be carried out as part of the training and awareness efforts for Buenaventura’s employees and vendors on cybersecurity matters. Likewise, the periodic carrying out of social engineering tests has been defined to assess our personnel’s capabilities to detect and report potential cyber threats that could compromise the organization’s critical assets.

As part of the cybersecurity strategy implemented within the company, the protection of critical assets has been strengthened. In addition, various cybersecurity solutions and products have been implemented at both the perimeter and internal levels to improve Buenaventura’s capabilities to prevent, detect and minimize the impact of any cyber incident or threat. The information recovery process has been strengthened to minimize data loss and system downtime in the event of a total disaster. Finally, as part of the capability improvement, a Cybersecurity Operations Center (SOC) has been implemented to provide continuous monitoring and management of cybersecurity alerts for Buenaventura’s network and infrastructure, aiming for early detection of potential threats. Likewise, a general cyber incident response plan has been defined, along with a set of operational procedures for the main types of threats based on the current landscape. These establish the basis for an appropriate and effective response to cyber incidents, with the aim of minimizing their potential impact. Lastly, annual tests are performed to validate the effectiveness of the controls and as part of the continuous improvement process.

PART III

ITEM 17.   Consolidated Financial Statements

Not applicable.

ITEM 18.   Consolidated Financial Statements

Please refer to Item 19.

ITEM 19.   Exhibits

Page

(a) Index to Consolidated Financial Statements and Schedules

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. AND SUBSIDIARIES	F-1

SOCIEDAD MINERA CERRO VERDE S.A.A.	F-108

(b)Index to Exhibits

Exhibit No.	Document Description

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

2.2

Indenture, dated as of February 4, 2025, among Compañía de Minas Buenaventura S.A.A., as issuer, Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético de Huancavelica S.A, as subsidiary guarantors, and The Bank of New York Mellon, as trustee (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

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

96.1

Technical Report Summary on Cerro Verde – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

96.2

Technical Report Summary on San Gabriel – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

96.3

Technical Report Summary on Trapiche – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.4

Technical Report Summary on El Brocal – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

96.5

Technical Report Summary on Coimolache – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

Exhibit No.	Document Description

96.6

Technical Report Summary on Tambomayo – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.7

Technical Report Summary on Uchucchacua/Yumpag – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

96.8

Technical Report Summary on Orcopampa – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.9

Technical Report Summary on Tantahuatay Sulfides – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

97

Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

101	Interactive Data Files. †
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:	/s/ DANIEL DOMÍNGUEZ
Daniel Domínguez
Chief Financial Officer

Dated: April 30, 2026

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

2.2

Indenture, dated as of February 4, 2025, among Compañía de Minas Buenaventura S.A.A., as issuer, Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A. and Consorcio Energético de Huancavelica S.A, as subsidiary guarantors, and The Bank of New York Mellon, as trustee (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

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

96.1

Technical Report Summary on Cerro Verde – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

96.2

Technical Report Summary on San Gabriel – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

96.3

Technical Report Summary on Trapiche – SK 1300 Report. (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.4

Technical Report Summary on El Brocal – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

96.5

Technical Report Summary on Coimolache – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

Exhibit No.	Document Description

96.6

Technical Report Summary on Tambomayo – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.7

Technical Report Summary on Uchucchacua/Yumpag – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

96.8

Technical Report Summary on Orcopampa – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 13, 2022).

96.9

Technical Report Summary on Tantahuatay Sulfides – SK 1300 Report (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 1, 2024).

97

Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated by reference from Compañía de Minas Buenaventura S.A.A. Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025).

101	Interactive Data Files. †
†	Filed herewith.

Exhibits

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2025, 2024 and 2023 and Report of Independent Registered Public Accounting Firm

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2025, 2024 and 2023, and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Minas Buenaventura S.A.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A., and Subsidiaries (together the Group) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS accounting standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group´s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2026 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group ‘s management. Our responsibility is to express an opinion on the Group ‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment of property, plant, equipment and development costs
Description of the Matter

As of December 31, 2025, the carrying amount of the Group’s property, plant, equipment and development costs was US$2,314 million. Related disclosures are included in Note 2.4(m) and Note 11(b) to the consolidated financial statements. The Group reviews and evaluates its property, plant, equipment and development costs for impairment when events or changes in circumstances indicate that the carrying amount of an individual asset or cash generating unit (CGU) may not be recoverable. When the Group determines the existence of impairment indicators, management performs an evaluation to determine if there is impairment. There is impairment when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value in use.

The Group estimated the recoverable amount of each CGU with impairment indicators to assess the property, plant, equipment and development costs for impairment. For the El Brocal CGU, the recoverable amount was based on its value in use, and for the other CGUs with impairment indicators, the recoverable amount was based on the fair value less costs of disposal. During 2025, the Group did not recognize an impairment of its property, plant, equipment and development costs as a result of the impairment assessment.

Auditing the Group’s impairment assessment of property, plant, equipment and development costs was complex and judgmental due to the significant estimation required to determine the (i) value in use of the El Brocal CGU as the estimated value in use was sensitive to significant assumptions such as estimated quantities of recoverable minerals, production levels and market-based metal prices, all based on life of mine plans, as well as discount rates reflecting current market assessments of time value of money and risks specific to the CGU and (ii) fair value less costs of disposal for the other CGUs with impairment indicators as the estimated fair value less costs of disposal was determined based on the replacement cost method, which relies on market studies of the assets, research of comparable assets and the application of updating factors to determine market value, as well as the estimated costs to complete the sale, which mainly consist of selling commissions.

The Group involved an independent consultant to audit its process to estimate the amount of recoverable mineral reserves used in the projected cash flows for the El Brocal CGU, and an independent appraiser to determine the fair value used in the fair value less costs of disposal for the other CGUs with impairment indicators.

Report of Independent Registered Public Accounting Firm (continued)

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the impairment assessment process for property, plant, equipment and development costs, including the process to identify and evaluate potential indicators of impairment and management’s review of the (i) significant assumptions described above, projected financial information and methodologies used to develop the estimated value in use for the El Brocal CGU and (ii) significant assumptions described above used by the independent appraiser to determine the estimated fair value less costs of disposal for the other CGUs with impairment indicators.

To test the recoverable amount of CGUs with impairment indicators, we performed audit procedures that included, among others, evaluating the estimation methodology and testing the significant assumptions described above, and the completeness and accuracy of the underlying data used in the impairment assessment. We evaluated the projected financial information used to determine the value in use of the El Brocal CGU by comparing commodity prices with available market information and internal business plans. We also evaluated future production levels used in impairment assessment for this CGU, which are based on life-of-mine plans, by comparing them to historical estimates and results. Also, we involved our valuation specialists to assist with our evaluation of the methodology and significant assumptions used in the impairment assessment for this CGU, by comparing commodity price assumptions with market data and analyst forecasts, as well as calculating an independent range of discount rates using available market information and performing independent sensitivity analyses.

We involved valuation specialists to assist with our evaluation of the estimated fair value less costs of disposal for the other CGUs with impairment indicators, by assessing the assumptions and methodologies used by the Group’s independent appraiser. Also, valuation specialists evaluated the comparable assets identified by the Group’s independent appraiser and the determination of the replacement cost, as well as determined independent ranges of the estimated fair value of the assets. We also evaluated the completeness and accuracy of the information used as the basis for the appraisals.

We performed sensitivity analyses over significant assumptions to evaluate the change in the recoverable amount of the CGUs with impairment indicators that would result from changes in the assumptions. We also assessed the competence and objectivity of the Group’s independent consultant and appraiser.

In addition, we assessed the disclosures related to this matter in Note 2.4(m) and Note 11(b) to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm (continued)

Net receivable related to tax claims
Description of the Matter

As disclosed in Notes 7(c) and 30(d) to the consolidated financial statements, the Group has recognized a net receivable of $576 million as of December 31, 2025 related to forced payments of tax debts associated with the fiscal years 2007 to 2010, 2017, 2018, 2020 and 2021 that are in litigation and that, in the opinion of management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have been initiated.

An amount disputed related to forced payment of tax debts gives rise to an uncertain tax position due to the uncertainty regarding the application of Peruvian income tax legislation. The Group applied significant judgment to determine, based on technical merits, whether its tax position would prevail in determining the recoverable amount of forced payments made under dispute related to income tax.

Auditing the estimation of the uncertain tax position and recoverability of the receivable related to tax claims before the uncertain tax treatment is resolved requires a high degree of auditor judgment and significant audit effort due to the complexity and judgment applied by the Group based on interpretations of Peruvian tax legislation and applicable legal requirements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the process for the recognition of receivables for forced tax payments made under dispute with the Tax Authority and the assessment of the related uncertain tax positions.

Our audit procedures included, among others, evaluating the assumptions used by the Group to support its tax positions based on Peruvian income tax laws and assessing the amounts recognized as receivables and the related uncertain tax positions, including inspection of the analysis of these matters by the Group’s internal and external lawyers. We also involved our tax litigation subject matter experts to assess the technical merits of the Group’s tax positions and the application of the relevant tax legislation.

In addition, we assessed the disclosures related to this matter to Notes 7(c) and 30(d) in the consolidated financial statements.

/s/ Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de Responsabilidad Limitada

A member of Ernst & Young Global Limited

We have served as the Group’s auditor since 2002.

Lima, Peru

April 29, 2026

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2024 and 2025

	Notes	2025	2024
		US$(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	6(a) and 2.4(c)	529,839	478,435
Trade and other receivables	7(a) and 2.4(b)(i)	532,463	256,602
Inventories	8(a) and 2.4(d)	75,668	79,594
Income tax assets	29(f) and 2.4(s)	602	4,257
Prepaid expenses	9(a) and 2.4(g)	17,944	19,474
		1,156,516	838,362
Non-current assets
Trade and other receivables	7(a) and 2.4(b)(i)	646,415	597,947
Investments in associates and joint venture	10(a) and 2.4(f)	1,738,408	1,548,392
Property, plant, equipment and development cost	11(a) and 2.4(h)(i)(j)(k)	2,314,432	1,889,785
Deferred income tax asset	29(b) and 2.4(s)	80,740	91,677
Prepaid expenses	9(a) and 2.4(g)	20,376	21,262
Income tax assets	29(f) and 2.4(s)	1,839	1,643
Other non-financial assets	12(a) and 2.4(v)	64,110	58,835
		4,866,320	4,209,541
Total assets		6,022,836	5,047,903

Liabilities and equity
Current liabilities
Trade and other payables	13(a) and 2.4(b)(ii)	457,441	367,204
Financial obligations	15(a) and 2.4(b)(ii)	8,929	9,169
Provisions	14(a) and 2.4(n)	62,075	53,900
Current Income tax payable	29(f) and 2.4(s)	43,422	49,465
Contingent consideration liability	28(c) and 2.4(g)	4,123	—
		575,990	479,738
Non-current liabilities
Trade and other payables	13(a) and 2.4(b)(ii)	32,897	13,116
Financial obligations	15(a) and 2.4(b)(ii)	700,738	617,613
Provisions	14(a) and 2.4(n)	370,528	306,400
Contingent consideration liability	28(c) and 2.4(g)	35,224	28,271
Deferred income tax liabilities	29(b) and 2.4(s)	39,994	43,064
		1,179,381	1,008,464
Total liabilities		1,755,371	1,488,202

Equity	16 and 2.4(o)(x)
Capital stock		750,497	750,497
Investment shares		791	791
Additional paid-in capital		218,450	218,450
Legal reserve		163,544	163,539
Other reserves		31,897	31,897
Other reserves of equity		(96)	(96)
Retained earnings		2,896,807	2,225,611
Shareholders’ equity attributable to owners of the parent		4,061,890	3,390,689
Non-controlling interest	17(a)	205,575	169,012
Total equity		4,267,465	3,559,701
Total liabilities and equity		6,022,836	5,047,903

(*)The accompanying notes are an integral part of the consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024	2023
		US$(000)	US$(000)	US$(000)

Continuing operations
Operating income
Sales of goods	19(b) and 2.4(p)	1,720,334	1,147,590	810,961
Sales of services	19(b) and 2.4(p)	11,305	7,015	12,884
Total operating income		1,731,639	1,154,605	823,845

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	20(a) and 2.4(w)	(750,985)	(568,482)	(457,354)
Unabsorbed cost due to production stoppage	21 and 2.4(w)	(2,968)	(2,135)	(19,893)
Cost of sales of services, excluding depreciation and amortization	2.4(w)	(4,699)	(3,050)	(6,243)
Depreciation and amortization	2.4(h)(v)	(120,138)	(150,821)	(181,039)
Exploration in operating units	22 and 2.4(k)	(51,906)	(50,884)	(49,229)
Mining royalties	23 and 2.4(s)	(18,552)	(19,946)	(18,839)
Total cost of sales		(949,248)	(795,318)	(732,597)
Gross profit		782,391	359,287	91,248

Operating income (expenses)
Administrative expenses	24 and 2.4(w)	(70,213)	(61,340)	(69,183)
Selling expenses	25 and 2.4(w)	(28,662)	(25,768)	(19,392)
Exploration in non-operating areas	26 and 2.4(k)(w)	(24,766)	(21,860)	(13,452)
Reversal (provision) of contingencies and others	14(a) and 2.4(z)	(732)	(596)	6,927
Other, net	27(a) and 2.4(w)	(24,812)	195,932	24,973
Total operating income (expenses)		(149,185)	86,368	(70,127)
Operating Profit		633,206	445,655	21,121

Share in the results of associates and joint venture	10(b) and 2.4(f)	307,920	189,847	152,225
Gain (loss) foreign exchange difference	5 and 2.4(a)	64,967	(9,184)	19,375
Finance income	28(a) and 2.4(p)	48,346	12,528	9,057
Finance costs	28(a) and 2.4(r)(t)	(87,129)	(65,397)	(119,254)
Profit before income tax		967,310	573,449	82,524
Current income tax	29(c) and 2.4(s)	(120,334)	(103,116)	(69,306)
Deferred income tax	29(c) and 2.4(s)	(7,867)	(53,048)	26,312
Total income tax		(128,201)	(156,164)	(42,994)
Profit from continuing operations		839,109	417,285	39,530
Discontinued operations
Loss from discontinued operations		(8,921)	(1,022)	(6,848)
Net Profit		830,188	416,263	32,682
Profit attributable to:
Owners of the parent		782,145	402,689	19,855
Non-controlling interest	17(a) and 2.4(e)	48,043	13,574	12,827
Net Profit		830,188	416,263	32,682

Basic and diluted profit (loss) per share, stated in U.S. dollars
Attributable to owners of parent	17(e) and 2.4(y)	3.08	1.59	0.08
Attributable to owners of the parent for continuing operations	17(e) and 2.4(y)	3.30	1.64	0.16

(*)The accompanying notes are an integral part of the consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of comprehensive income (loss)

For the years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Net Profit	830,188	416,263	32,682

Other comprehensive loss to be reclassified to profit or loss, net of income tax
Net change in unrealized loss on copper and zinc prices hedge, net of income tax, note 33(a)	—	—	(6,232)
Share of other comprehensive income of associates accounted for using equity method, net of income tax	—	—	3
Total other comprehensive loss that will be reclassified to profit or loss, net of income tax	—	—	(6,229)
Total comprehensive income	830,188	416,263	26,453

Comprehensive income attributable to:
Owners of the parent	782,145	402,689	16,186
Non-controlling interest	48,043	13,574	10,267
Total comprehensive income	830,188	416,263	26,453

(*)The accompanying notes are an integral part of the consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2025, 2024 and 2023

	Shareholders‘ equity attributable to owners of the parent
	Capital stock, net of
	treasury shares						Other reserves of equity
	Number of			Additional						Non-
	shares	Common	Investment	paid-in	Legal	Other	Share in ORI	Retained		controlling	Total
	outstanding	shares	shares	capital	reserve	reserves	of associates	earnings	Total	interest	equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2023	253,715,190	750,497	791	218,450	163,270	31,897	2,184	1,841,761	3,008,850	154,091	3,162,941
Net profit	—	—	—	—	—	—	—	19,855	19,855	12,827	32,682
Other comprehensive income	—	—	—	—	—	—	(3,669)	—	(3,669)	(2,560)	(6,229)
Total comprehensive income	—	—	—	—	—	—	(3,669)	19,855	16,186	10,267	26,453

Dividends declared and paid, note 16(d)	—	—	—	—	—	—	—	(18,542)	(18,542)	(1,607)	(20,149)
Expired dividends, note 16(c)	—	—	—	—	102	—	—	—	102	—	102
Transfer and other changes in equity	—	—	—	—	—	—	1,389	(1,525)	(136)	—	(136)
As of December 31, 2023	253,715,190	750,497	791	218,450	163,372	31,897	(96)	1,841,549	3,006,460	162,751	3,169,211

Net profit	—	—	—	—	—	—	—	402,689	402,689	13,574	416,263
Total comprehensive income	—	—	—	—	—	—	—	402,689	402,689	13,574	416,263

Dividends declared and paid, note 16(d)	—	—	—	—	—	—	—	(18,440)	(18,440)	(7,343)	(25,783)
Expired dividends, note 16(c)	—	—	—	—	167	—	—	—	167	30	197
Transfer and other changes in equity	—	—	—	—	—	—	—	—	(187)	—	(187)
As of December 31, 2024	253,715,190	750,497	791	218,450	163,539	31,897	(96)	2,225,611	3,390,689	169,012	3,559,701

Net profit	—	—	—	—	—	—	—	782,145	782,145	48,043	830,188
Total comprehensive income	—	—	—	—	—	—	—	782,145	782,145	48,043	830,188

Dividends declared and paid, note 16(d)	—	—	—	—	—	—	—	(110,949)	(110,949)	(11,529)	(122,478)
Expired dividends, note 16(c)	—	—	—	—	5	—	—	—	5	—	5
Other changes in equity	—	—	—	—	—	—	—	—	—	49	49
As of December 31, 2025	253,715,190	750,497	791	218,450	163,544	31,897	(96)	2,896,807	4,061,890	205,575	4,267,465

(*)The accompanying notes are an integral part of the consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2025, 2024 and 2023

		2025	2024	2023
	Notes	US$(000)	US$(000)	US$(000)

Cash flows of operating activities
Proceeds from sales of goods and services		1,459,767	1,142,569	782,421
Dividends received from associates	31(a)	118,004	168,890	147,286
Recovery of taxes		98,014	35,455	48,417
Interest received		19,018	5,210	5,123
Dividends received from financial investments		1,050	1,150	150
Payments to suppliers and third parties, and other net		(733,001)	(597,949)	(527,167)
Payments to and for employees		(178,147)	(149,482)	(136,612)
Income tax and royalties paid to Peruvian State		(137,391)	(58,918)	(30,049)
Interest paid		(45,524)	(38,172)	(39,590)
Payments of royalties to third parties		(16,174)	(15,832)	(12,832)
Payments for tax litigation		(8,296)	(6,862)	(10,115)
Net cash flows generated from operating activities		577,320	486,059	227,032

Cash flows of investing activities
Proceeds from sale of investments in Contacto Corredores de Seguro S.A.		—	1,060	27,003
Proceeds from sale of property, plant and equipment		2,242	11,131	9,689
Proceeds from sale of investments in S.M.R.L. Chaupiloma Dos de Cajamarca and BISA	27(a)	—	210,534	245
Payments for acquisition of property, plant and equipment		(473,008)	(337,743)	(238,669)
Payments for acquisition of other assets	12(a)	(6,900)	(2,506)	(3,804)
Cash contribution in associates	31(a)	—	(400)	—
Net cash flows used in investing activities		(477,666)	(117,924)	(205,536)

Cash flows of financing activities
Issuance of Senior Notes, net of issuance costs		634,344	—	—
Proceeds from bank loans	13	—	—	49,000
Payments of financial obligations	15(g)	(556,750)	(79,602)	(31,034)
Payments of bank loans	13	—	—	(49,000)
Dividends paid to controlling interest	16(d)	(110,949)	(18,440)	(18,542)
Lease payments	15(g)	(3,366)	(4,138)	(4,475)
Dividends paid to non-controlling interest	16(d)	(11,529)	(7,343)	(1,607)
Decrease (increase) of bank accounts in trust	7(d)	—	34	34
Net cash flows used in financing activities		(48,250)	(109,490)	(55,624)
Increase (decrease) in cash and cash equivalents for the year, net		51,404	258,645	(34,128)
Cash and cash equivalents at beginning of year	6	478,435	219,790	253,918
Cash and cash equivalents at year-end	6	529,839	478,435	219,790

Financing and investing activities not affecting cash flows:
Changes in estimates of mine closure plans	14(b)	67,231	65,397	11,879
Additions of work in progress		18,299	11,243	1,715
Leases additions	15(g)	2,640	497	1,137
Due from for sales of assets		101	100	2,744

(*)The accompanying notes are an integral part of the consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the consolidated financial statements

For the years 2025, 2024 and 2023

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

The Company operates directly four operating mining units in Peru (Orcopampa, Julcani, Uchucchacua/Yumpag and Tambomayo), one unit in testing phase (San Gabriel), and two discontinued mining units (Poracota and Shila-Paula). In addition, the Company has a controlling interest in (i) Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit; (ii) Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates La Zanja mining unit; (iii) El Molle Verde S.A.C. (hereinafter “Molle Verde”) which operates Trapiche, a mining unit at the development stage; and (iv) other entities dedicated to energy generation and transmission services, and other activities. All these activities are carried out in Peru. In 2025, Buenaventura Trading S.A.S. was established, a subsidiary operating in Uruguay that is engaged in the buying and selling of minerals.

Moreover, as December 31, 2025, the Company holds investment in its associates: Sociedad Minera Cerro Verde S.A.A. (19.58)%, Compañía Minera Coimolache S.A. (40.1)% and Tinka Resources Ltd. (12.16% as December 31, 2025, formerly 19.99% in prior periods).

The legal domicile of the subsidiaries and associates is the same as that of the Company, except for:

-	Sociedad Minera Cerro Verde S.A.A. whose legal domicile is located at Calle Jacinto Ibáñez 315, Urb. Parque Industrial, Cercado de Arequipa, Arequipa.
-	Tinka Resources Ltd. whose legal domicile is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 Canada.
-	Buenaventura Trading S.A.S. - whose legal address is located at 18 de Julio Street 1117/501, Montevideo, Uruguay.

Start of operations of Yumpag project –

The Environmental Impact Study of the Yumpag Project (EIA) was approved in September 2023 and, in March 2024, the Company received final authorization from the Ministry of Energy and Mines to initiate the production of the project. The mining operation of Yumpag started on April 1, 2024.

San Gabriel Project -

San Gabriel is an underground gold and silver mining project, located in the district of Ichuña inside the General Sánchez Cerro province in the Moquegua region, the project is an epithermal intermediate sulphidation deposit containing gold, copper and silver.

As of December 31, 2025, the project achieved 99% overall completion, and, as of the date of this annual report, construction was nearing completion. During 2025, the C1, C2, and C3 commissioning stages for the crushing, grinding and leaching circuits were completed, and C4 commissioning stages is planned for the first quarter 2026. The first fold bar was produced on December 23, 23025. Commercial production is schedules to start in the second quarter of 2026. The relevant authorities have granted the Mining Operations License. The water use authorization is pending, with approval expected in the second quarter of 2026.

Notes to the consolidated financial statements (continued)

Temporary suspension of exploitation activities in the North Mining Pit of the Colquijirca mining unit -

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

Notwithstanding the above, mining operations at the Marcapunta underground mine continue to be carried out on a normal basis, whereas, at the North Pit, activities are limited to exploration, transportation of ore stockpiled at the North Pit to the concentrator plant, water management, and care and maintenance activities. For the years ended 2025 and 2024, costs incurred in connection with these activities have been recognized under the caption “Unabsorbed costs during production stoppage” amounting to US$2.97 million and US$2.13 million, respectively. Furthermore, expenses related to exploration activities at the North Pit have been included under the caption “Exploration in non-operating areas” since the suspension of operations at the North Pit. In 2025, exploration costs in non-operating areas attributable to Marcapunta and the North Pit amounted to US$11.96 million (US$9.39 million in 2024).

Finally, it should be noted that the Company has been implementing plans that have increased the pace of copper production at the underground operation, which has enabled it to achieve financial results excelling those obtained in prior periods, driven by cost efficiencies and higher metal prices. In this regard, the Company is currently evaluating its operational growth strategy, prioritizing underground mining activities to generate efficiencies that allow it to maximize its competitiveness in the short and medium term. This assessment includes production plans for the coming years focused on the underground mine. In this regard, it should be noted that the Company will duly communicate the decision regarding the resumption of operation plans within the initially communicated suspension period.

(c)	Approval of consolidated financial statements -

The consolidated financial statements as of December 31, 2025, were approved and authorized for issue by the Board of Directors on April 29, 2026 and subsequent events have been considered through that date. The consolidated financial statements will be presented for their approval to the General Shareholders Meeting. The shareholders have the authority to approve and/or modify the consolidated financial statements.

Notes to the consolidated financial statements (continued)

(d)	The consolidated financial statements include financial statements of the Company and the financial statements of the following subsidiaries:

	Country of
	incorporation	Ownership as of December 31,
	and business	2025		2024
		Direct	Indirect	Direct	Indirect
		%	%	%	%
Mining activities:
Compañía Minera Condesa S.A.	Peru	100.00	—	100.00	—
Compañía Minera Colquirrumi S.A.	Peru	100.00	—	100.00	—
Sociedad Minera El Brocal S.A.A (i)	Peru	3.19	58.24	3.19	58.24
Inversiones Colquijirca S.A. (i)	Peru	89.76	10.24	89.76	10.24
Minera La Zanja S.R.L.	Peru	100.00	—	100.00	—
El Molle Verde S.A.C.	Peru	99.98	0.02	99.98	0.02
Apu Coropuna S.R.L.	Peru	70.00	—	70.00	—
Cerro Hablador S.A.C.	Peru	99.00	1.00	99.00	1.00
Minera Azola S.A.C.	Peru	99.00	1.00	99.00	1.00

Energy generation and transmission services:
Consorcio Energético de Huancavelica S.A.	Peru	100.00	—	100.00	—
Empresa de Generación Huanza S.A.	Peru	—	100.00	—	100.00

Industrial activities:
Procesadora Industrial Río Seco S.A.C.	Peru	100.00	—	100.00	—

Others:
Buenaventura Trading S.A.S. (ii)	Uruguay	100.00	—	—	—
(i)	As of December 31, 2025, and 2024, the participation of the Group in the voting rights of El Brocal is 61.43%. Inversiones Colquijirca S.A. (hereinafter “Colquijirca”), a subsidiary of the Company holds an investment over the capital stock of the subsidiary El Brocal through the Company holds an indirect share in El Brocal of 58.24% as December 31, 2025 and 2024.
(ii)	Corresponds to a subsidiary domiciled in Uruguay, which was incorporated and started operations in 2025, and is engaged in the purchase and sales of minerals.

2.	Basis for preparation and consolidation
2.1.	Basis of preparation -

The consolidated financial statements of the Company have been prepared in accordance with IFRS accounting standards, as issued by the International Accounting Standards Board (IASB).

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

Notes to the consolidated financial statements (continued)

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

New and amended standards and interpretations

As of January 1, 2025, amendments to IAS 21 Effects of Changes in Foreign Exchange Rates, related to the lack of convertibility, came into effect.

Notes to the consolidated financial statements (continued)

Lack of exchangeability – Amendments to IAS 21

For annual periods starting on or after January 1, 2025, the amendments to IAS 21, Lack of Exchangeability – Effects of Changes in Foreign Exchange Rate, establish how entities should assess whether a currency is exchangeable into another currency and how the exchange rate should be determined when a currency is not exchangeable. Furthermore, the amendments require entities to disclose information that enables users of the financial statements to assess how the lack of exchangeability of a currency effects, or is expected to affect, the entity’s financial performance, financial position, and cash flows.

These amendments did not have an impact on the Group’s consolidated financial statements.

2.4.	Summary of significant accounting policies -
(a)	Foreign currencies (Note 5) -

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus transaction costs. in the case of a financial asset not at fair value through profit or loss.

Trade account receivables that contain a significant financial component are measured at the transaction price, as it is disclosed in the section (p).

Notes to the consolidated financial statements (continued)

Revenues recognition – Significant financial component

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

Financial assets at fair value through OCI -

Financial assets measured at fair value through profit or loss are recognized in the consolidated statement of financial position at fair value, and those with net changes in fair value are recognized in the consolidated statement of profit or loss.

Embedded derivatives within a hybrid contract containing a financial asset as the host are not accounted for separately. The host financial asset (trade receivable) along with the embedded derivative is recorded as a financial asset at fair value through profit or loss.

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

The Group’s financial liabilities include trade and other payables (note 13), financial obligations (note 15), contingent consideration liability (note 28).

Subsequent measurement -

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. The profit or loss over the liabilities hold as trade are recognized in the consolidated statement of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has designated financial liabilities for contingent consideration as at fair value through profit or loss (note 28).

Financial liabilities at amortized cost (loans and borrowings) -

After initial recognition, interest-bearing loans and borrowing are subsequently measured at amortized cost using the EIR. Gains and losses are recognized in the profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in the “Financial costs” caption in the consolidated statements of profit or loss (note 28). This category generally applies to interest-bearing loans and borrowings.

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

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits (with maturity lower or equal to 3 months) as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

(d)	Inventories (Note 8) -

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In the case of finished goods and work in progress, cost includes the cost of materials and direct labor and a portion of indirect manufacturing expenses, excluding borrowing costs.

Inventories are classified as current or non - current depending on the length of time that management estimates will be needed to reach the production state of concentrate extraction for each mining unit. The current portion of the inventories is determined based on the expected amounts to be processed within the next twelve months. Inventories not expected to be processed within the next twelve months are classified as non-current.

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

Notes to the consolidated financial statements (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interests held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date (see mining concessions identified see Note 12(d)). If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill impairment reviews are conducted annually or more frequently when events or changes in circumstances occur that indicate a potential impairment in goodwill value. For the purpose of impairment testing, this difference is allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree, are assigned to those units.

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

(f)	Investments in associates and joint venture (Note 10) -

An associate is an entity over which the Group has significant influence. It is the power to participate in the financial and operating policy decisions of the investee but not control over those policies.

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

The aggregate of the Group’s share of profit or loss of an associate or joint venture is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax in the associates or the joint venture.

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

(g)	Prepaid expenses (Note 9) -

Non-monetary assets, which represent an entity’s right to receive goods or services, are presented as prepaid expenses. The asset is subsequently derecognized when the goods are received, and the services are provided.

(h)	Property, plant and equipment (Note 11) -

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

Depreciation -

Unit-of-production method:

In mining units, depreciation of assets directly related to the operation of the mine is calculated using the units-of-production method, which is based on economically recoverable reserves of the mining unit. Other assets related to these mining units are depreciated using the straight-line method with the lives detailed in the next paragraph.

As of December 31, 2025, the Group maintains the following depreciation rates in its respective mining units:

Mining units	Rates
Tambomayo	26.50%
Uchucchacua	10.49%
El Brocal	5.08%

Notes to the consolidated financial statements (continued)

Other assets related to these mining units are depreciated using the straight-line method with the detailer useful lives in the following paragraph.

Straight-line method:

Depreciation of assets in mining units with short useful lives or used for administrative purposes is calculated using the straight-line method of accounting based on the estimated useful life of the asset (LOM). The useful lives are the following:

Years

Buildings, construction and other	Between 2 and 40
Machinery and equipment	Between 2 and 30
Transportation units	5
Furniture and fixtures	Between 3 and 10
Other equipment	Between 3 and 10
Computer equipment	Between 1 and 4

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

(i)	Leases (Notes 11 and 15) -

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

Notes to the consolidated financial statements (continued)

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

The Group’s lease liabilities are included in the “Financial obligations” caption on the consolidated statements of financial position, see note 15.

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

(k)	Exploration and mine development costs (Notes 11 and 22) -

Exploration costs (Note 22) –

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

Development costs (Note 11) –

When the Group’s Management approves the viability of the conceptual study of a project, the costs incurred to develop such property, including additional costs to delineate the ore body and remove impurities it contains, are capitalized as development costs and included in the “Property, plant, equipment and development cost” caption in the consolidated statements of financial position. These costs are amortized when production begins, on the units-of-production.

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

Notes to the consolidated financial statements (continued)

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

(m)	Impairment of non-financial assets (Note 11) -

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of (i) an assets or cash-generating unit’s (CGU) fair value less costs of disposal and (ii) its value in use; and is determined for an individual asset unless the asset does not generate substantially independent cashflows from the other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In determining fair value less cost of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. In assessing value in use, the estimated future cash flows are discounted to their present value using discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

(n)	Provisions (Note 14) -

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

(o)	Treasury shares (Note 16) -

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

(p)	Revenue recognition (Note 19) -

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

Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of QP; this is considered variable consideration. Changes in the price during the quotation period are recognized in the “Sales of goods” caption of the statements of profit or loss as “Fair value of accounts receivables”. See note 19(b).

For provisional pricing arrangements, any future change that occurs over the QP are embedded within the provisional price trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. Given the exposure to movement in the commodity price, these provisionally priced trade receivables generally fail the cashflow characteristics test within IFRS 9 and are required to be measured at fair value through profit or loss from initial recognition and until the date of settlement. The subsequent changes in fair value are recognized in the consolidated statements of profit or loss for each period and presented separately from revenue from contracts with customer as part of “fair value of trade receivables”. See note 19(b). Changes in fair value over, and until the end of, the QP, are estimated by reference to forward market prices for gold and copper as well as taking into account other relevant fair value considerations set out in IFRS 13, including interest rate and credit risk adjustments.

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

Contract Balances -

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2025 and 2024, the Group has no contract assets.

Trade receivables -

A receivable represents the Group´s right to an amount of consideration that is unconditional.

Notes to the consolidated financial statements (continued)

Contract liabilities -

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If customer pays consideration before the Group transfers the goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs its obligations under the contract. As of December 31, 2025, and 2024, the Group has no contract liabilities.

Interest income (Note 28) -

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

Dividends from financial investments (Note 31) -

Dividends from investments are recognized when the Group’s right to receive the payment is established, which is generally when the investments’ shareholders approve the dividend.

Rental income (Note 27) -

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term and is included in the “Other, net” caption in the consolidated statement of profit or loss due to its operating nature.

(q)	Benefits to employees (Notes 20, 21, 22, 24, 25 and 26) -

Salaries and wages, bonuses and vacations are calculated in accordance with IAS 19 “Employee Benefits” and are calculated in accordance with current Peruvian legislation on an accrual basis.

Workers’ profit sharing -

The Group recognize the worker’s profit sharing in compliance with the IAS 19 “Benefits from employees”. Workers’ profit sharing is calculated in accordance with the Peruvian law (Legislative Decree No. 892), and the applicable rate for workers of the energy sector (generation, transmission and energy distribution) is 5%, in the industrial sector is 10%, and in the mining sector is 8% over the taxable net base for current year. According to Peruvian law, the limit in the workers’ profit sharing that an employee can receive is equivalent to 18 months of wages, and any excess above such limit has to be transferred to the Regional Government and “National Fund for Employment’s Promotion and Training” (FONDOEMPLEO for its acronym in Spanish).

Notes to the consolidated financial statements (continued)

(r)	Borrowing costs (Note 28) -

Costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the related asset. The Group defines a qualifying asset as one which requires a period greater than 12 months to get it ready for its intended use. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

(s)	Taxes (Note 29) -

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

Peruvian mining royalties and special mining tax – (Note 23)

In accordance with Law No.28258, as amended by Law No. 29788, mining royalties are either payable as the higher of (i) a specified percentage of tax operating profit or (ii) 1% of net revenues. If the mining royalty is calculated as a percentage of tax operating profit, marginal rates ranging from 1% to 12% that increase progressively for companies with higher operating margins will apply.

Mining royalties that are determined as a percentage of operating profits and the special mining tax are accounted for in accordance with IAS 12 - Income Taxes, because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income-rather than physical quantities produced or as a percentage of revenue-after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the consolidated statements of financial position.

Consequently, liabilities resulting from Mining Royalties and Special Mining Tax are under the scope of IAS 12. Both Mining Royalties and Special Mining Tax generate deferred tax assets and liabilities, which are measured using the average rates expected to apply to tax profit in the quarter in which the Group expects the temporary differences will reverse.

Sales tax – (Note 7)

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

(t)	Fair value measurement (Note 35) -

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

(u)	Discontinued operations -

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of profit or loss.

All other notes to the consolidated financial statements include amounts for continuing operations, unless otherwise mentioned.

(v)	Other non-financial assets (Note 12) -

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

(w)	Recognition of costs and expenses (Notes 20, 21, 24, 25, 26 and 27) -

The costs of sales, sales expenses and administration expenses are recognized when accrued. Likewise, the mineral costs of sales are accrued simultaneously with the revenue recognition of the related sale. The other costs and expenses are recognized as they are accrued, independently of the time they are paid, being recorded in the related periods.

(x)	Dividends distribution (Note 16) -

The dividends distribution to shareholders are recognized as liabilities in the consolidated financial statements in the period in which they are approved by the Company’s shareholders.

(y)	Earning per basic and diluted share (Note 16) -

Earnings per basic and diluted share have been calculated based on the weighted average of common and investment outstanding shares at the date of the consolidated statement of financial position. As December 31, 2025, and 2024, earnings per basic and diluted share are the same as the Group did not have financial instruments with dilutive effect.

(z)	Contingencies (Note 30) -

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

Despite the adopted measures, climate-related risks could have an impact on the measurement of certain significant estimates that could have an impact on the consolidated financial statements such as:

-	Useful life of property, plant and equipment (Notes 2.4(h) and 11): Generated by changes in laws and regulations that could generate changes in the estimated term of use of the assets or require significant capital investments for their adaptation.
-	Mine closure and remediation obligations (Notes 2.4(n) and 14(a)): Generated by changes in both physical and regulatory conditions could generate changes in the dismantling costs of facilities, rehabilitation and restoration activities.
-	Provision for environmental liabilities (Notes 2.4(n) and 14(a)): the Company complies with the environmental protection standards regulated in the country, recognizing it appropriately in the consolidated financial statements.

Notes to the consolidated financial statements (continued)

-	Environmental contingencies (Notes 2.4(z) and 30), in the opinion of the Group’s Management and its legal advisors, the Group has recognized in its consolidated financial statements a provision for environmental contingencies.

As of December 31, 2025, the Group continues to assess the impact of climate-related risks to incorporate related disclosures in response to changes and developments in laws and regulations that may have a direct significant impact on the consolidated financial statements. It is important to highlight that the Group is committed to continuing to improve its participation in the preservation of the climate and environment to guarantee its sustainability. Future impacts could include the adoption of advanced technologies and improvements in more sustainable mining practices to stay aligned with the changing environmental regulations and community expectations.

2.6.	Macroeconomic and geopolitical uncertainty –

Peru’s short- and medium-term economic outlook continues to be influenced by a challenging international environment and local political instability, which has resulted in higher political uncertainty from the perspective of the business sector and private investment. Nevertheless, a moderate recovery in public investment is expected, within a relatively stable macroeconomic environment.

Internationally, the geopolitical risk has increased as a result of higher geopolitical tensions that could affect global supply, together with increased uncertainty arising from the implementation of trade and migration policies by the new U.S. government.

The Group’s Management will continue to closely monitor the potential impact of macroeconomic and geopolitical uncertainties. As of December 31, 2025, these matters have not had a material impact on the Group’s consolidated financial statements.

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

(a)	Contingencies and uncertain tax positions (Note 30) -

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

Notes to the consolidated financial statements (continued)

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

(e)	Revenue recognition (Note 19) -

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

Reserves and resources (measured and indicated) are used in determining the depreciation and amortization of mine-specific assets, dissimilar to the subsidiary Sociedad Minera El Brocal S,A, who considers only reserves.

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

(c)	Provision for closure of mining units (Note 14 (b)) -

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

(d)	Inventories and Net realizable value of inventories (Note 8) -

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

(e)	Impairment of long-lived assets (Note 11) -

The Group assesses each asset or cash generating unit (CGU) in each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered the higher of (i) the fair value less costs of disposal and (FVLCD) (ii) value in use (VU). The assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, operating costs, among others. These estimates and assumptions are subject to risk and uncertainty.

When value in use is applied, the recoverable amount of mining assets is generally determined based on the present value of future cash flows arising from the continued use of the asset or CGU using market metal prices and other exchangeable assumptions, estimated quantities of recoverable minerals, production levels, operation costs and capital requirements, and eventual disposals of assets based on the last available life of mine plants (LOM). The capital expenses and operation related to the climate change initiatives of the Company are considered, when necessary, when determining the recoverable amount of each CGU.

When the Group uses fair value less cost of disposal (FVLCD), the recoverable amount is determined based on valuations prepared by an independent appraiser.

The Group has determined the operations of each mining unit as independent cash-generating units (CGUs).

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

(g)	Fair value of contingent consideration (Note 28 (c)) -

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

Notes to the consolidated financial statements (continued)

4.	Standards and interpretations issued but not yet effective

Certain new accounting standards and interpretations have been issued that are not yet effective as of December 31, 2025, and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

IFRS 18 Presentation and Disclosure in Financial Statements -

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. Consequently, there are new amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on its consolidated financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures -

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted. Since the Company is a public entity, IFRS 19 does not apply.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the “Amendments”). These include:

-

Clarification that a financial liability is derecognized on the “settlement date” and the introduction of an accounting option (if certain conditions are met) to derecognize financial liabilities settled through an electronic payment system before the settlement date.

-	Additional guidance on how contractual cash flows for financial assets linked to environmental, social, and governance (ESG) sustainability characteristics should be assessed.
-	Clarifications on what is considered “non-recourse” characteristics and what the characteristics of contractually linked instruments are.
-

New disclosure requirements for financial instruments with contingent characteristics, and additional requirements for equity instruments classified at fair value through other comprehensive income (OCI).

Notes to the consolidated financial statements (continued)

The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted for the classification of financial assets and the associated disclosures. The Group does not anticipate that these amendments will have a material impact on its consolidated financial statements.

Annual Improvements to International Financial Reporting Standards – Volume 11

In July 2024, the IASB issued narrow-scope improvements as part of the periodic maintenance of IFRS standards. The improvements include clarifications, simplifications, corrections, or changes to enhance consistency in: IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its Implementation Guidance.

The amendments will become effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, provided that this fact is disclosed.

The Group does not expect these amendments to have a material impact on its consolidated financial statements.

Nature-dependent Electricity Contracts – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 – Nature-dependent Electricity Contracts. The amendments apply only to contracts that reference nature-dependent electricity and include:

-	Clarification of the “own-use” requirement for contracts within the scope.
-	Amendments to the hedge designation requirements for cash flow hedging relationships in contracts within the scope.
-	New disclosure requirements to enable investors to understand the effect of these contracts on the Company’s financial performance and cash flows.

The amendments will be effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, and it must be disclosed. The amendments related to “own-use” must be applied retrospectively, while those related to hedge accounting apply prospectively to new hedging relationships from the initial application date. The disclosure amendments to IFRS 7 must be implemented alongside the modifications to IFRS 9.

If the entity does not restate comparative information, it cannot present comparative disclosures.

The Group does not expect these amendments to have a material impact on its consolidated financial statements.

The Group is currently working to identify all the impacts that the modifications will have on the consolidated financial statements.

Notes to the consolidated financial statements (continued)

5.	Transactions in soles

Transactions in soles are completed using exchange rates published by the Superintendent of Banks, Insurance and A.F.P. As of December 31, 2025, the exchange rates for U.S. dollars published by this Institution were US$0.298 for buying and US$0.297 for selling (US$0.266 for buying and US$0.265 for selling as of December 31, 2024) and have been applied by the Group for the assets and liabilities accounts, respectively.

As of December 31, 2025, and 2024, the Group presents the following assets and liabilities originally denominated in soles by its equivalent in U. S. dollars:

	2025	2024
	US$(000)	US$(000)

Assets
Cash and cash equivalents	14,815	10,255
Trade and other receivables	699,046	616,659
Income tax credit	2,172	28,340
	716,033	655,254

Liabilities
Trade and other payables	(122,471)	(82,881)
Provisions	(27,992)	(22,003)
Income tax payable	(42,189)	(75,494)
	(192,652)	(180,378)
Net asset position	523,381	474,876

For the year-ended December 31, 2025, the Group recognized a gain for exchange rate of approximately US$64,967,000 (loss in exchange rate of US$9,184,000 and gain in exchange rate of US$19,375,000 for the years ended December 31, 2024 and 2023, respectively) in the caption “Gain (loss) on foreign exchange difference” in the consolidated statements of profit or loss.

The gain from exchange rate in 2025 was due to the effect of a lower exchange rate of the sol in regard to the US dollar compared with the previous period.

See related accounting policies in Note 2.4(a).

6.Cash and cash equivalents

(a)	This caption is made up as follows:

	2025	2024
	US$(000)	US$(000)

Cash on hand	117	76
Balances with banks (b)	43,655	48,799
Short-term deposits (c)	486,067	429,560
	529,839	478,435

See related accounting policies in Note 2.4(c).

(b)	Corresponds to current bank accounts that are readily available and earn interest at market rates.

Notes to the consolidated financial statements (continued)

(c)

As of December 31, 2025 and 2024, time deposits were kept in prime financial institutions, which generated interest at annual market rates and have current maturities, lower than 3 months, according to the immediate cash needs of the Group.

7.Trade and other receivables

(a)	This caption is made up as follows

	2025	2024
	US$(000)	US$(000)
Trade receivables (b)
Domestic clients	401,547	161,743
Foreign clients	85,651	55,693
Related entities, note 31(b)	406	669
	487,604	218,105
Allowance for expected credit losses (g)	(22,330)	(24,567)
	465,274	193,538
Other receivables
Tax claims (c)	591,096	535,860
Value added tax credit	59,952	61,452
Other accounts receivables to third parties	21,665	26,284
Loans to third parties	9,255	1,067
Accounts receivable from Howden Holdco Perú (h), note 27(d)	8,090	7,480
Bank accounts in trust (d)	6,744	2,839
Refund of value added tax applications (e)	6,513	8,963
Interest receivable	4,095	3,525
Advances to suppliers	3,654	2,704
Restricted bank accounts (f)	3,136	9,902
Related entities, note 31(b)	3,026	2,285
Other accounts receivables	482	1,407
	717,708	663,768
Allowance for expected credit losses (g)	(4,104)	(2,757)
	713,604	661,011
Total trade and other receivables	1,178,878	854,549

Classification by maturity:
Current portion	532,463	256,602
Non-current portion	646,415	597,947
Total trade and other receivables	1,178,878	854,549

Classification by nature:
Financial receivables	514,573	245,435
Non-financial receivables	664,305	609,114
Total trade and other receivables	1,178,878	854,549

Classification by measurement:
Trade receivables (not subject to provisional pricing)	81,103	83,466
Trade receivables (subject to provisional pricing)	384,171	110,072
Other accounts receivables	713,604	661,011
Total trade and other receivables	1,178,878	854,549

See related accounting policies in Note 2.4 (b).

Notes to the consolidated financial statements (continued)

(b)

Trade accounts receivable are denominated in U.S. dollars, are neither due nor impaired (except for those included in the Group’s allowance for expected credit losses, see (g)) do not yield interest and have no specific guarantees.

(c)

Corresponds to forced payments of tax debts that are in litigation and that, in the opinion of management and its legal advisors, a favorable result should be obtained in the judicial and administrative processes that have been initiated, see note 30(d):

	Payment	2025	2024
Detail	Date	US$(000)	US$(000)

Buenaventura -
Payment of tax debt for fiscal year 2007 - 2008	July 2021	470,432	420,361
Payment of tax debt for fiscal year 2010 (c.1)	July 2021	69,326	94,915
Payment of tax debt for fiscal year 2009	July 2021	57,593	51,463
SUNAT seizure for payment on account from January to December 2009; January and February 2010	December 2019	35,814	32,002
Payment of part of the tax liability debt for fiscal year 2007	November and December 2020	21,461	19,176
SUNAT seizure for payment on account on Income Tax 2007-2008-2009	January 2021	5,709	5,101
Payment in claim to SUNAT for the ITAN 2020	August 2025	4,242	—
Payment in claim to SUNAT for the year 2018	August 2023	3,183	2,844
Payment of tax debt for fiscal year 2017	December 2022	2,749	2,456
Payment in claim to SUNAT for the ITAN 2021	November 2025	2,278	—
Other minors		5,794	4,429
		678,581	632,747
Liability related to tax claims (c.2)		(102,543)	(113,140)
		576,038	519,607

El Brocal -
Payment under protest of the tax liability for fiscal year 2017	October 2023	6,705	5,993
Other minors		1,565	1,043
		8,270	7,036
Río Seco -
Forced payment of part of the VAT liability for 2012.	July to September 2019	—	3,229

La Zanja -
SUNAT seizure for income tax for fiscal year 2016	October 2022	2,668	2,384
Forced payment of part of the tax debt for fiscal year 2013-2015.	April 2021	911	814
Forced payment of part of the tax debt for fiscal year 2019	December 2023	542	484
		4,121	3,682
Other minor claims of subsidiaries		2,667	2,306
		591,096	535,860

(c.1)

In May 2025, the Group received a refund from the Tax Authority amounting to S/63.2 million (equivalent to US$17.2 million), of which S/44.7 million (equivalent to US$12.1 million) was recognized as a reduction of the related account receivable, and S/20.6 million (equivalent to US$5.6 million) was recognized as finance income. Additionally, in November 2025, the Group received a refund from the Tax Authority amounting to S/116 million (equivalent to US$34.4 million), of which S/79.2 million (equivalent to US$23.4 million) was recognized as a reduction of accounts receivable, and S/36.8 million (equivalent to US$11 million) was recognized as financial income. Additionally, the variation of the year 2025 includes the exchange rate variation.

Notes to the consolidated financial statements (continued)

(c.2)	As December 31, 2025, the amount includes the following:

		Tax claim liability,
	Disbursements	note 31(d)	Tax claims
Years	US$(000)	US$(000)	US$(000)

2007	201,983	—	201,983
2008	289,911	—	289,911
2009	95,184	(38,947)	56,237
2010	73,730	(63,596)	10,134
2017	2,749	—	2,749
2018	3,183	—	3,183
2019	754	—	754
2020	1,391	—	1,391
Buenaventura’s forced payments claimed	668,885	(102,543)	566,342
Other Buenaventura’s claims	9,696	—	9,696
Other Buenaventura’s subsidiaries forced payments claimed	15,058	—	15,058
Total	693,639	(102,543)	591,096

As a result of the reimbursements received in November 2025, as indicated in c.1, during that month, the Group reversed an amount of S/75,983,000 (equivalent to US$22,519,000) related to the tax claim liability initially recognized in 2023 in connection with the income tax of the 2010 fiscal year. This reversal was recognized under finance income, other, net, and current income tax expense in the amounts of US$11,906,000, US$10,574,000, and US$39,000; respectively, notes 28, 27, and 29; respectively. Additionally, the variation of the year 2025 includes the exchange rate variation.

(d)	Corresponds to collections that are deposited in a restricted account in Banco de la Nación that can only be used for the payment of tax obligations maintained by Group with the Tax Administration.
(e)	Corresponds mainly to current year refunds applications that are pending as of December 31 of each period.
(f)

Corresponds to collections that are deposited into a restricted account, which may only be used to settle financial obligations maintained by the Subsidiary Empresa de Generación Huanza .S.A. (hereinafter “Huanza”) in accordance with the finance lease agreement entered into with Banco de Crédito del Perú in 2009.

Furthermore, in December 2024, the Tax Authority issued a garnishment order, performing collection from the detraction account held by the Company at Banco de la Nación as of that date. These funds are being used to settle the Company’s tax liabilities.

(g)	Below is presented the movement in the allowance for expected credit losses:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Beginning balance	27,324	26,417	26,382
Exchange rate variation	(890)	907	35
Final balance	26,434	27,324	26,417

Trade receivables	22,330	24,567	22,276
Other receivables	4,104	2,757	4,141
	26,434	27,324	26,417

Notes to the consolidated financial statements (continued)

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

(h)

As December 31, 2025 and 2024, the Company holds accounts receivable with Howden Holdco Perú S.A., due to the sale of its Subsidiary Contacto Corredores de Seguros S.A., for US$8.6 million, which were recognized in the consolidated financial statements at a present value at US$8.1 million and US$7.5 million, respectively. This amount will be collected in November 2026.

During 2025 and 2024, the financial update of accounts receivable generated the recognition of financial income of US$623,000 and US$599,000, respectively, see note 29(a). These accounts receivable were determined based on the contractual conditions agreed upon by the parties.

8.Inventories

(a)	This caption is made up as follows:

	2025	2024
	US$(000)	US$(000)

Finished goods, net	2,073	5,200
Products in process, net	28,740	14,334
Spare parts and supplies, net	44,855	60,060
	75,668	79,594

See related accounting policies in Note 2.4(d).

(b)	The provision for impairment of inventory had the following movements:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Beginning balance	30,202	34,762	29,842
Continuing operations:
Finished and in progress goods, note 20(a) -
Provision	338	4,049	10,536
Reversal	(2,120)	(10,536)	(6,685)
	(1,782)	(6,487)	3,851
Spare parts and supplies, note 28(a) -
Provision	30,255	27,304	20,478
Reversal	(27,304)	(25,377)	(19,409)
	2,951	1,927	1,069
Final balance	31,371	30,202	34,762

In the opinion of Group’s management, the provision for impairment of inventory adequately covers the risk of obsolescence and the net realizable test as of the date of the consolidated statements of financial position.

Notes to the consolidated financial statements (continued)

9.Prepaid expenses

(a)This caption is made up as follows:

	2025	2024
	US$(000)	US$(000)

Leases paid in advance (b)	24,312	24,996
Prepaid insurance	10,210	13,760
Deferred costs of works for taxes	3,775	1,839
Other prepaid expenses	23	141
	38,320	40,736

Classification by maturity:
Current portion	17,944	19,474
Non-current portion	20,376	21,262
	38,320	40,736

See related accounting policies in Note 2.4(g).

(b)

Corresponds mainly to payments made in advance to Huanza a Orygen (before Enel) for an original amount of US$31,007,190 corresponding to the right to use the capacity of its hydraulic facilities. This prepayment is being charged to results during the life of the underlying assets (35 years) since January 2015.

10.Investments in associates and joint venture

(a)	This caption is made up as follows:

	Share in equity
	2025	2024	2025	2024
	%	%	US$(000)	US$(000)

Associates:
Sociedad Minera Cerro Verde S.A.A.	19.58	19.58	1,596,018	1,436,122
Compañía Minera Coimolache S.A.	40.10	40.10	133,282	100,637
Tinka Resources Ltd.	12.16	19.99	5,734	8,616
			1,735,034	1,545,375
Joint venture (c)			2,209	1,851
Other minor investments			1,165	1,166
			1,738,408	1,548,392

See related accounting policies in Note 2.4(f).

Notes to the consolidated financial statements (continued)

(b)	The table below presents the net share in profit (loss) of investments:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)
Associates
Sociedad Minera Cerro Verde S.A.A.	267,610	186,539	152,552
Compañía Minera Coimolache S.A.	42,935	3,999	1,072
Tinka Resources Ltd.	(2,881)	(817)	(1,320)
	307,664	189,721	152,304
Joint venture	256	126	(79)
	307,920	189,847	152,225

Investment in Sociedad Minera Cerro Verde S.A.A. (Cerro Verde) -

Cerro Verde is engaged in the extraction, production and marketing of cathodes and copper concentrate from its mining unit that is in Uchumayo, Arequipa, Peru.

Key financial data -

The table below presents the key financial data from the financial statements of Cerro Verde under IFRS accounting standards:

	2025	2024
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	2,797,636	1,875,841
Non-current assets	6,426,984	6,158,620
Current liabilities	(661,849)	(527,450)
Non-current liabilities	(961,766)	(723,526)

Equity	7,601,005	6,783,485

Group’s interest	1,488,255	1,328,359
Goodwill	107,763	107,763
	1,596,018	1,436,122

	2025	2024	2023
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended December 31:

Sales of goods	4,728,340	4,238,322	4,143,228

Net profit from continued operations	1,367,129	953,177	778,964

Group’s share in results	267,610	186,539	152,552

The Company has significant influence although it holds less than 20 percent of the voting rights in Cerro Verde.

The Group’s management determined that there was no objective evidence that its investment in Cerro Verde is impaired as of December 31, 2025 and 2024.

Notes to the consolidated financial statements (continued)

Investment in Compañía Minera Coimolache S.A. (Coimolache) -

Coimolache is involved in the production and the sales of gold and silver from its open-pit mining unit located in Cajamarca, Peru.

Key financial data -

The table below presents the key financial data from the financial statements of Coimolache under IFRS accounting standards:

	2025	2024
	US$(000)	US$(000)

Statements of financial position as of December 31:
Current assets	383,351	255,331
Non-current assets	147,869	129,851
Current liabilities	(73,415)	(53,580)
Non-current liabilities	(125,383)	(80,600)

Equity	332,422	251,002

Group’s interest	133,282	100,637

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Statements of profit or loss for the years ended December 31:
Sales of goods	245,238	119,527	136,949

Net profit	107,084	9,975	2,673

Group’s share in results	42,935	3,999	1,072

The Group’s management determined that there was no objective evidence that its investment in Coimolache is impaired as of December 31, 2025 and 2024.

Investment in Tinka Resources Ltd. (Tinka) -

Tinka is a Canadian junior exploration and development mining company with its flagship property being the project of Ayawilca. Ayawilca is carbonate replacement deposit (CRD) in the zinc-lead-silver belt of central Peru, in Cerro de Pasco, 200 kilometers northeast of Lima. Tinka is listed on the Canada Stocks Exchanges (TSX Venture Exchange).

Notes to the consolidated financial statements (continued)

Key financial data -

The table below presents the key financial data from the financial statements of Tinka under IFRS accounting standards in 2025 (financial statements as of September 30, 2025) and in 2024 financial statements as of September 30, 2024):

	2025	2024
	US$(000)	US$(000)
Statements of financial position:
Current assets	4,885	1,640
Non-current assets	50,457	50,456
Current liabilities	(252)	(323)
Equity	55,090	51,773

Group’s interest	5,705	8,616

	2025	2024	2023
	US$(000)	US$(000)	US$(000)
Statements of profit or loss for the years ended September 30:
Net loss	(729)	(5,363)	(6,832)

Group’s share in results	(2,911)	(817)	(1,320)

In 2025, the effect on profit or loss includes the decrease in ownership interest.

For the years 2025, 2024, and 2023, Management has used the latest available financial statements of its associate Tinka, with the difference between the reporting period of the associate and the issuance date of these financial statements being less than 3 months. There have been no significant transactions or events between the reporting date of the associate’s financial statements and the consolidated financial statements as of December 31, 2025, and 2024. The Group’s Management evaluated the indications of impairment and concluded that there was no objective evidence that its investment in Tinka was impaired as of December 31, 2025, and 2024.

Despite holding less than 20 percent of the voting rights in the associate, the Company has significant influence.

(c)

The Group, through its subsidiary El Brocal, has an interest of 8% in Transportadora Callao S.A., a joint venture whose objective was the construction of a fixed conveyor belt of minerals and deposits in the Port of Callao. In May 2014, Transportadora Callao started operations and currently its main activity is the operation of that terminal.

(d)	Changes in this caption are as follows:

	2025	2024
	US$(000)	US$(000)

As of January 1,	1,548,392	1,527,123
Net share in profit of associates and joint venture	307,920	189,847
Equity contributions granted and paid, note 31(a)	—	400
Dividends declared and collected, note 31(a)	(118,004)	(168,890)
Translation adjustments and other	100	(88)
As of December 31,	1,738,408	1,548,392

Notes to the consolidated financial statements (continued)

11.Property, plant, equipment and development costs

(a)	Below is presented the movement:

	Balance as of						Balance as of						Balance as of
	January 1,				Changes in	Reclassifications	December 31,	Additions, net			Changes in	Reclassifications	December 31,
	2024	Additions	Disposals	Sales	estimations	and transfers	2024	(g)	Disposals	Sales	estimations	and transfers	2025
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Lands	18,765	—	—	—	—	—	18,765	—	(89)	—	—	—	18,676
Mining concessions	77,567	—	—	(3)	—	(7)	77,557	—	—	—	—	(4)	77,553
Development costs	993,802	101,876	—	—	—	1,782	1,097,460	155,427	(16,816)	—	—	—	1,236,071
Buildings, constructions and other	1,375,600	—	—	(313)	—	79,815	1,455,102	—	(2,868)	(590)	—	288,060	1,739,704
Machinery and equipment	889,211	—	(1,466)	(10,567)	—	24,904	902,082	—	(43,563)	(7,806)	—	103,557	954,270
Transportation units	5,530	—	(68)	(483)	—	113	5,092	—	(327)	(1,337)	—	755	4,183
Furniture and fixtures	11,531	—	—	(1)	—	1,166	12,696	—	(1,497)	(7)	—	35	11,227
Units in transit	52,138	33,521	—	—	—	247	85,906	50,967	—	—	—	(95,439)	41,434
Work in progress	186,123	242,841	(7,496)	—	—	(100,177)	321,291	289,758	—	(125)	—	(297,070)	313,854
Stripping activity asset	199,109	—	—	—	—	1	199,110	—	—	—	—	—	199,110
Right-of-use asset (e)	33,928	—	—	—	7,842	(7,842)	33,928	—	—	—	2,433	106	36,467
Mine closure costs	322,392	—	—	—	73,090	(2)	395,480	—	—	—	66,177	—	461,657
	4,165,696	378,238	(9,030)	(11,367)	80,932	—	4,604,469	496,152	(65,160)	(9,865)	68,610	—	5,094,206
Accumulated depreciation and amortization:
Development costs	412,290	33,236	—	—	—	7,461	452,987	18,444	(14,820)	—	—	—	456,611
Buildings, construction and other	879,837	67,469	—	(313)	—	(7,124)	939,869	55,859	(2,763)	(590)	—	—	992,375
Machinery and equipment	777,144	31,398	(938)	(10,541)	—	6,602	803,665	31,958	(43,927)	(7,089)	—	—	784,607
Transportation units	4,643	249	(41)	(483)	—	(141)	4,227	351	(319)	(1,337)	—	—	2,922
Furniture and fixtures	10,672	501	—	(1)	—	(303)	10,869	469	(1,489)	(6)	—	—	9,843
Stripping activity asset	205,052	—	—	—	—	(5,942)	199,110	—	—	—	—	—	199,110
Right-of-use asset (e)	22,172	5,737	—	—	—	(553)	27,356	24	—	—	2,258	—	29,638
Mine closure costs	247,046	18,826	—	—	—	—	265,872	28,067	—	—	—	—	293,939
	2,558,856	157,416	(979)	(11,338)	—	—	2,703,955	135,172	(63,318)	(9,022)	2,258	—	2,769,045
Provision for impairment of long-lived assets:
Mine closure costs	2,206	—	—	—	—	—	2,206	—	—	—	—	—	2,206
Development costs	3,488	—	—	—	—	(3)	3,485	—	—	—	—	—	3,485
Property, plant and other	851	—	—	—	—	3	854	—	—	—	—	—	854
Machinery and equipment	—	4,184	—	—	—	—	4,184	—	—	—	—	—	4,184
	6,545	4,184	—	—	—	—	10,729	—	—	—	—	—	10,729

Net cost	1,600,295						1,889,785						2,314,432

(b)	Impairment of long-lived assets

As of December 31, 2025, the Group identified impairment indicators in its mining units (CGU) Tambomayo, Orcopampa, La Zanja, El Brocal and Río Seco. The Tambomayo, Orcopampa, and La Zanja mining units presented indicators of impairment as they are approaching the end of their useful lives. In respect of El Brocal CGU, future plans focused on prioritizing underground operations modify the structure of the mining plan and, consequently, the CGU’s cash flows, which was considered an indicator of impairment. Finally, for the Río Seco CGU, indicators of impairment arose as a result of a temporary suspension, for a period of two years of the leaching services provided to Buenaventura.

Accordingly, the Group determined the recoverable amount based on value in use for the El Brocal CGU, and based on fair value less costs of disposal for the Tambomayo, Orcopampa, La Zanja, and Río Seco CGUs. Value in use is calculated as the present value of future cash flows arising from the continued use of the asset or CGU, using market-based metal prices and other exchange assumptions, estimated recoverable mineral quantities, production levels, operating costs and capital expenditure requirements, as well as potential asset disposals, all based on the most recent life-of-mine (LOM) plans.

Notes to the consolidated financial statements (continued)

The Group determined fair value less costs of disposal based on valuations prepared by an independent appraiser, such valuations are mainly based on the replacement cost method, which relies on market studies of the assets, research of comparable assets, and the application of updating factors to determine market value.

Fair value less costs of disposal considers the appraised values net of the estimated costs to complete the sale, which mainly consist of selling commissions.

As a result of these evaluations, the Group concluded that the recoverable amount of the CGUs for which indicators of impairment were identified exceeded their carrying amounts; therefore, no impairment loss was recognized.

As of December 31, 2024, the Group identified indicators of impairment in its Tambomayo, Orcopampa, and La Zanja mining units. The Company assessed and concluded that no impairment existed as a result of the recoverable amount analysis based on value in use.

Key assumptions for the value in use

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

Estimated prices for the current and long-term periods that have been used to estimate future cash flows are as follows:

As of December 31, 2025 -

	2026	2027-2047
	US$	US$

Gold	3,500 / Oz	4,146 / Oz
Silver	40 / Oz	53 / Oz
Copper	10,500 / MT	13,334 / MT
Zinc	2,900 / MT	3,416 / MT
Lead	1,900 / Oz	2,622 / Oz

Notes to the consolidated financial statements (continued)

As of December 31, 2024 -

	2025	2026-2028
	US$	US$

Gold	2,000 / Oz	2,304 / Oz
Silver	26.00 / Oz	30.00 / Oz
Copper	8,900 / MT	10,175 / MT
Zinc	2,500 / MT	2,721 / MT
Lead	1,900 / Oz	2,185 / Oz

(*)OZ= Ounces, MT = Metric Ton.

Discount rate:

In calculating the value in use, as of December 31, 2025, and 2024 the following discount rates were applied to the cash flows:

	2025	2024
	%	%

Tambomayo	N/A	12.73
Orcopampa	N/A	12.73
El Brocal	15.17	N/A
La Zanja	N/A	15.18

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

(c)

The book value of assets held under finance leases, and assets within the trust equity amounted to US$240.3 million as of December 31, 2025 and 2024, and is presented within various items of “Property, plant, equipment and development cost” caption. During the years 2025 and 2024, there were no acquisitions of assets under finance lease contracts. The leased assets have been pledged as collateral for the corresponding operations.

(d)	During 2025, 2024 and 2023, no borrowing costs were capitalized.

Notes to the consolidated financial statements (continued)

(e)	Right-of-use assets

The net assets for right-of-use assets maintained by the Group correspond to the following:

	2025	2024
	US$(000)	US$(000)

Buildings	4,486	5,150
Transportation units	1,191	1,340
Machinery and equipment	1,152	82

	6,829	6,572

During 2025, there were additions for US$2.4 million and no disposals were made (additions of US$1.9 million and no disposals were made during 2024).

(f)	Below is the distribution of depreciation expenses of the year:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Cost of sales of goods	126,256	149,954	164,543
Unabsorbed cost due to production stoppage	9	8	10,420
Cost of sales of services	2,442	2,783	9,037
Administrative expenses	2,409	1,758	2,065
Property, plant, equipment and development costs	3,864	2,400	1,799
Exploration in non-operating areas	35	163	98
Selling expenses	103	198	103
Other, net	54	152	51
	135,172	157,416	188,116

(g)

Additions during 2025 correspond mainly to various acquisitions associated with the construction of the San Gabriel project, including, among others, the installation of equipment and machinery for mining and hauling operations, construction of tailings facilities, ponds, camps, a mineral processing plant, administrative buildings, and a water dam, amounting to US$408.7 million, net of advances (US$224 million in 2024). Furthermore, during 2025, the Company invested US$13 million in ramp development works, raises, galleries and infrastructure, installation of equipment and machinery for mining and hauling operations, and construction of tailings facilities, ponds and mining material storage facilities at the Yumpag mining unit (US$64 million in 2024).

Notes to the consolidated financial statements (continued)

12.Other non-financial assets

(a)	Below is presented the movement:

	As of		Disposals	As of			As of
	January 1,		and	December 31,			December 31,
	2024	Additions	others	2024	Additions	Disposals	2025
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost:
Patents and industrial property (b)	15,288	—	—	15,288	—	—	15,288
Rights-of-use (c)	16,977	—	(4,081)	12,896	—	(696)	12,200
Software licenses	10,937	2,506	(2,409)	11,034	—	—	11,034
Goodwill (d)	34,023	—	—	34,023	—	—	34,023
Other assets	—	—	—	—	6,900	—	6,900

	77,225	2,506	(6,490)	73,241	6,900	(696)	79,445
Accumulated amortization:
Rights-of-use (c)	10,294	—	(131)	10,163	—	—	10,163
Software licenses	7,112	1,129	(3,998)	4,243	929	—	5,172

	17,406	1,129	(4,129)	14,406	929	—	15,335

Cost, net	59,819			58,835			64,110

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

(d)

Corresponds to the higher value paid during the acquisition of the subsidiary El Brocal for US$34,023,000 million from previous years. As of December 31, 2025, impairment tests were performed using discounted cash flow models. The results showed a significant margin between the recoverable amount and the carrying amount of the related CGU; therefore, no impairment loss was identified to be recognized. The assumptions used are described in Note 11(b).

Notes to the consolidated financial statements (continued)

13.  Trade and other payables

(a)	This caption is made up as follows:

	2025	2024
	US$(000)	US$(000)

Trade payables (b)
Third parties	362,741	294,255
Related entities, note 31(b)	271	773
	363,012	295,028
Other payables
Remuneration and similar benefits payable	70,025	48,975
Interest payable to third parties	18,822	13,915
Royalties payable to the Peruvian Government	16,739	5,275
Taxes payable	15,767	16,256
Dividends payable (c)	438	261
Related entities, note 31(b)	342	251
Other liabilities	5,193	359
	127,326	85,292

Total trade and other payables	490,338	380,320

Classification by maturity:
Current portion	457,441	367,204
Non-current portion	32,897	13,116

Total trade and other payables	490,338	380,320

Classification by nature:
Financial payables	457,832	358,789
Non-financial payables	32,506	21,531
Total trade and other payables	490,338	380,320

See related accounting policies in Note 2.4 (b)(ii).

(b)

Trade payables arise mainly from the acquisition of material, supplies and spare parts and services provided by third parties. These obligations have current maturities, accrue no interest and are not secured.

Notes to the consolidated financial statements (continued)

(c)	The movement of dividends payable is presented below:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Beginning balance	261	567	639
Dividends declared and paid, note 16(d) -

Declared dividends to owners of the parent, note 16(d)	110,948	18,440	18,542
Dividends paid to owners of the parent, note 16(d)	(110,948)	(18,440)	(18,542)
Declared dividends to non-controlling shareholders	11,529	7,343	1,842
Dividends paid to non-controlling shareholders	(11,529)	(7,343)	(1,842)
Expired dividends, note 16(c) -	(5)	(197)	102
Other	182	(109)	(174)

Ending balance	438	261	567

14.   Provisions

(a)	This caption is made up as follows:

	As of			Reclassifications		As of			Reclassifications		As of
	January 1,		Accretion	and		December 31,		Accretion	and		December 31,
	2024	Changes	expense	others	Disbursements	2024	Changes	expense	others	Disbursements	2025
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Closure of mining units and projects (b)	259,366	73,090	8,476	(6,642)	(17,372)	316,918	75,510	11,021	1,054	(17,371)	387,132
Environmental liabilities	22,266	4,062	—	5,133	(6,634)	24,827	875	440	(1,054)	(3,824)	21,264
Environmental contingencies	3,689	2,987	—	—	(1,166)	5,510	3,604	—	849	(32)	9,931
Safety contingencies	4,963	(373)	—	—	76	4,666	(145)	—	547	(35)	5,033
Labor contingencies	3,824	643	—	—	(181)	4,286	407	—	498	(486)	4,705
Tax contingencies	2,991	(1,043)	—	—	—	1,948	923	—	42	—	2,913
Obligations with communities	1,838	(1,048)	—	—	—	790	(654)	—	42	—	178
Other provisions	1,763	(408)	—	—	—	1,355	64	—	28	—	1,447
	300,700	77,910	8,476	(1,509)	(25,277)	360,300	80,584	11,461	2,006	(21,748)	432,603

Classification by maturity:
Current portion	107,491					53,900					62,075
Non-current portion	193,209					306,400					370,528
	300,700					360,300					432,603

See related accounting policies in Note 2.4(n).

Notes to the consolidated financial statements (continued)

(b)	Provision for closure of mining units and exploration projects -

The table below presents the movement of the provision for closure of mining units and exploration projects:

	2025	2024
	US$(000)	US$(000)

Beginning balance	316,918	259,366

Additions (reversals) in estimates and reclassifications:
Continuing mining units	67,231	65,397
Discontinued mining units	3,550	555
Exploration projects, note 27(a)	5,783	496
	76,564	66,448
Accretion expense:
Continuing mining units, note 28(a)	9,573	7,563
Exploration projects, note 28(a)	1,278	518
Discontinued mining units	170	395
	11,021	8,476

Disbursements	(17,371)	(17,372)

Ending balance	387,132	316,918

Classification by maturity:
Current portion	32,279	25,758
Non-current portion	354,853	291,160

	387,132	316,918

The provision for closure of mining units and exploration projects represents the present value of the closure costs that are expected to be incurred between the years 2026 and 2039. The Group recognizes the provision for closure of mining units and exploration projects based on estimates of studies and activities that meet the environmental regulations in effect and that will be approved by the Ministry of Energy and Mines. The Group recognizes the provision of continued operations which is prepared by independent advisors and reviewed by the Group´s management. Provisions related to discontinued operations are based on estimates prepared by internal advisors.

The provision for closure of mining units and exploration projects corresponds mostly to activities that must be carried out for restoring the mining units and areas affected by exploration and production activities. The principal work to be performed correspond to earthworks, re-vegetation efforts and dismantling of the plants. Closure budgets are reviewed regularly to take into account any significant change in the studies conducted. Nevertheless, the closure costs of mining units will depend on the market prices for the closure works required, which would reflect future economic conditions. Moreover, the time when the disbursements will be made depends on the useful life of the mine, which in turn will be influenced by future metal price quotations. Certain closure activities have been affected by the presence of illegal and informal mining; accordingly, remediation works were required in areas that had already been closed and subsequently disturbed.

As of December 31, 2025, the future value of the provision for closure of mining units and exploration projects was US$448 million, which has been discounted using annual risk-free rates (Peru - cupón cero Exterior Dólares Soberana) from minimum of 1.16 percent to a maximum of 4.03 percent, in a period of 1 to 16 years, obtaining as a result an updated liability amounting to US$387.1 million (as of December 31, 2024, the provision was US$316.9 million). The Group believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

As of December 31, 2025, the Group has constituted letters of credit in favor of the Ministry of Energy and Mines for US$194.8 million (US$186.3 million as of December 31, 2024) to secure current mine closure plans of its mining units, exploration projects and environmental liabilities to date.

15.	Financial obligations
(a)	This caption is made up as follow:

	2025	2024
	US$(000)	US$(000)
Compañía de Minas Buenaventura S.A.A.
Bonds -
Senior Notes at 6.80% due 2032 (b)	635,880	—
Senior Notes at 5.50% due 2026 (c)	—	546,184

Empresa de Generación Huanza S.A. (e)
Banco de Crédito del Perú – Finance lease	66,375	73,125

Lease liabilities
Finance lease	7,412	7,473
Total financial obligations	709,667	626,782

Classification by maturity:
Current portion	8,929	9,169
Non-current portion	700,738	617,613
Total financial obligations	709,667	626,782

See related accounting policies in Note 2.4(b)(ii).

(b)

By General Shareholders’ Meeting held on December 4, 2024, and the Board of Directors’ Session on January 23, 2025, the issuance of unsecured senior notes (hereinafter “notes”) was approved, which were issued on February 4, 2025, with the following characteristics:

-	Issuance denomination: US$650,000,000 6.800% Senior Notes
-	Issuance amount: US$650,000,000
-	Issuance date: February 4, 2025
-	Maturity date: February 4, 2032
-	Issuance price: 98.37% of the issuance amount
-	Interest rate: 6.800% per annum
-	Issuance regime: private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933
-	Listing: the Company requested the registration of the notes on the Singapore Exchange Securities Trading Limited (“SGX-ST”).

During 2025, this bond accrued interest amounting to US$40,394,000. Accrued interest is presented under finance costs. Interest is paid on a semi-annual basis in February and August of each year.

The bonds are guaranteed by the subsidiaries Inversiones Colquijirca S.A., Procesadora Industrial Río Seco S.A.C., and Consorcio Energético de Huancavelica S.A.

Notes to the consolidated financial statements (continued)

As part of the note’s commitments, Buenaventura has certain restrictive clause, whose compliance is only tested when the Group intends to undertake any of the following transactions: (i) incur additional indebtedness; (ii) dispose of assets; (iii) make certain investments, pay dividends, repurchase equity interests of Buenaventura, or make any principal payment prior to any scheduled final maturity or scheduled payment of any indebtedness that is subordinated to the bonds (collectively referred to as “restricted payments”); (iv) create liens; and (v) merge, consolidate, or sell assets. These covenants are known as “Debt Limitations,” “Asset Sale Limitation”, “Restricted Payments Limitation”, “Lien Limitation,” and “Merger, Consolidation, or Asset Sale Limitation”, respectively, which also have exceptions that allow the Company to operate in the normal course of business.

(c)

On January 29, 2025, the Company, through a ‘Tender Offer,’ acquired a total of US$401,392,000, equivalent to approximately 72.98% of its US$550,000,000 Senior Notes that were due in July 2026. This acquisition was settled on February 4, 2025, with the funds received from the bond issuance detailed in the previous note.

Subsequently, on July 23, 2025, the Company made an early repayment of the remaining principal balance of the Senior Notes. The disbursement amounted to US$152.7 million, of which US$148.6 million corresponded to the principal balance and US$6.5 million to accrued interest as of that date.

Furthermore, as part of the derecognition of the financial liability, the Company recognized an amount of US$3.3 million under financial costs for the period, see note 29, corresponding to the derecognized issuance costs.

(d)

The Company maintains credit lines for US$200 million with financial institutions, which are subject to compliance of financial indicators, which will become effective if the Company uses these credit lines. As of December 31, 2025 and 2024, the Company has not used these lines.

(e)

On December 2, 2009, Huanza entered into a finance lease contract with Banco de Crédito del Perú (Trench I) and through subsequent addendums on October 29, 2020 and April 29, 2022 agreed changes in the terms and conditions. Likewise, as part of the second addendum, Huanza performed a pre-payment of US$9,191,364 of the pending principal that amounted to US$44,191,000 at that date. The current terms of this contract are detailed below:

Tranche I:

-	Principal: US$35,000,000
-	Annual interest rate: 5.05%.
-	Term: 60 months since May 2, 2022, with final maturity at the end of year 2027.
-	Guarantee: Leased equipment.
-	Amortization: Through 20 fixed quarterly installments and a final installment of US$22,531,250 at the end of the payment term.

On June 30, 2014, Huanza acquired another finance contract with Banco de Crédito del Perú (Tranche II) and through addendums of October 29, 2020 and April 29 of 2022 agreed changes in the terms and conditions. Likewise, as part of the second addendum, Huanza performed a pre-payment of US$13,904,800 of the pending principal that amounted to US$68,905,000 at that date. The current terms of this contract are detailed below:

Tranche II:

-	Principal: US$55,000,000
-	Annual interest rate: 5.05%.
-	Term: 60 months since May 2, 2022 with final maturity in 2027.
-	Guarantee: Leased equipment.
-	Amortization: Through 20 fixed quarterly installments and a final installment of US$35,406,250 at the end of the payment term.

Notes to the consolidated financial statements (continued)

According to the lease contract mentioned above, Huanza is required to maintain the following financial ratios:

-	Debt service coverage ratio: Higher than 1.2.
-	Debt ratio less than 2.20

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

As of December 31, 2025 and 2024, Huanza complied with these commitments, including that related to the channeling of all the cash flows received for commercial income through a collection account.

(f)	The long-term portion of the financial obligations held by the Group matures as follows:

	2025	2024
	US$(000)	US$(000)

Between 1 and 2 years	2,957	8,566
Between 2 and 5 years	60,689	610,718
More than 5 years	651,213	2,145
	714,859	621,429
Debt issuance costs	(14,121)	(3,816)

	700,738	617,613

Notes to the consolidated financial statements (continued)

(g)	Below is presented the:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Beginning balance	626,782	706,580	738,534

Bonds -
Issuance of bonds Senior Notes 6.80%	650,000	—	—
Payment of bonds Senior Notes 5.50%	(550,000)	—	—
Cost of debt issuance	(15,657)	—	—
Amortization of debt issuance costs in results, note 28(a)	2,062	2,122	2,082
Derecognition of bonds issuance Senior Notes, at 5.50%, note 28(a)	3,289	—	—

Financial obligations -
Payments	(6,750)	(79,602)	(31,034)
Reversal of the amortized cost of the syndicated loan	—	—	(85)
Amortization of debt issuance costs in results, note 28(a)	—	700	155

Lease obligations -
Additions and estimate changes	2,640	497	1,137
Accretion expense, note 28(a)	667	623	266
Payments	(3,366)	(4,138)	(4,475)
Final balance	709,667	626,782	706,580

16.	Equity
(a)	Capital stock -

The Group’s share capital is stated in soles and consisted of authorized, fully paid and voting common shares with a nominal amount of S/10.00 per share. The table below presents the composition of the capital stock. As of December 31, 2025 and 2024:

	Number of	Capital	Capital
	shares	stock	stock
		S/(000)	US$(000)
Common shares	274,889,924	2,748,899	813,162
Treasury shares	(21,174,734)	(211,747)	(62,665)

	253,715,190	2,537,152	750,497

The market value of the common shares amounted to S/90 per share as of December 31, 2025 (S/51.00 per share as of December 31, 2024). These shares present trading frequencies of 10% and 20% in 2025 and 2024, respectively.

Notes to the consolidated financial statements (continued)

(b)	Investment shares -

Investment shares have a nominal value of S/10.00 per share. Holders of investment shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings; however, they confer upon the holders thereof the right to participate in the dividend’s distribution. The table below presents the composition of the investment shares as of December 31, 2025 and 2024:

	Number of
	shares	2025	2025
		S/(000)	US$(000)
Investment shares	744,640	7,447	2,161
Treasury investment shares	(472,963)	(4,730)	(1,370)
	271,677	2,717	791

The market value of the investment shares amounted to S/47.50 and S/14.46 per share as of December 31, 2025 and 2024. These shares did not have a trading frequency in 2025 and 2024.

(c)	Legal reserve -

The Peruvian Corporations Law requires that a minimum of 10 percent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until the latter is equal to 20 percent of the capital stock. This legal reserve can be used to offset losses or may be capitalized, with the obligation, in both cases, to replenish it.

Although, the balance of the legal reserve exceeded the limit mentioned above, the Group increased its legal reserve by US$5,000 and US$167,000 and US$102,000 in the years 2025, 2024 and 2023, respectively as a result of the expired dividends. According to the General Corporate Law, dividends expire ten years after the payment due.

(d)	Dividends declared and paid -

Below is information regarding the dividends declared and paid for the years 2025, 2024, and 2023:

		Dividends
		declared and	Dividend
Meetings	Date	paid	per share
		US$(000)	US$

2025 Dividends
Mandatory Annual Shareholders’ Meeting	October 30	39,857	0.145
Less - Dividends of treasury shares		(3,129)
		36,728

Mandatory Annual Shareholders’ Meeting	March 28	80,540	0.292
Less - Dividends of treasury shares		(6,320)
		74,220

2024 Dividends
Mandatory Annual Shareholders’ Meeting	March 27	20,011	0.073
Less - Dividends of treasury shares		(1,571)
		18,440

2023 Dividends
Mandatory Annual Shareholders’ Meeting	March 31	20,067	0.073
Less - Dividends of treasury shares		(1,525)
		18,542

Notes to the consolidated financial statements (continued)

According to the current Law, there are no restrictions for the remittance of dividends or repatriation of capital by foreign investors.

Dividends declared corresponding to non-controlling interest were US$11,529,000, US$7,343,000 and US$1,607,000 for the years 2025, 2024 and 2023, respectively.

(e)	Basic and diluted profit (loss) per share -

Profit (loss) per share is calculated by dividing net profit (loss) for the period by the weighted average number of shares outstanding during the year. The calculation of profit (loss) per share attributable to the equity holders of the parent for the periods ended December 31 2025, 2024 and 2023 is presented below:

	2025	2024	2023

Profit for the year (numerator) - US$	782,145,000	402,689,000	19,855,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit per basic share and diluted - US$	3.08	1.59	0.08

Likewise, the calculation of earnings per share from continuing operations is presented below:

	2025	2024	2023

Profit for the year (numerator) - US$	839,109,000	417,265,000	39,530,000
Total common and investment shares (denominator)	253,986,867	253,986,867	253,986,867
Profit per basic share and diluted - US$	3.30	1.64	0.16

Common and investment shares outstanding at the close of the years 2025, 2024 and 2023 was 253,986,867.

In accordance with the Income Tax Law, the Company is subject to a tax of 5% of the income tax is established on dividends or any other form of distribution of profits.

Notes to the consolidated financial statements (continued)

17.	Subsidiaries with material non-controlling interest
(a)	Financial information of the main subsidiaries that have material non-controlling interest are provided below:

	Country of
	incorporation
	and operation	2025	2024	2023
		%	%	%

Equity interest held by non-controlling interests:
Sociedad Minera El Brocal S.A.A.	Peru	38.57	38.57	38.57
Apu Coropuna S.R.L.	Peru	30.00	30.00	30.00

	2025	2024	2023
	US$(000)	US$(000)	US$(000)
Accumulated balances of material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	205,750	169,178	162,863
Apu Coropuna S.R.L.	(175)	(166)	(112)
	205,575	169,012	162,751
Profit (loss) allocated to material non-controlling interest:
Sociedad Minera El Brocal S.A.A.	48,101	13,628	12,855
Apu Coropuna S.R.L.	(58)	(54)	(28)
	48,043	13,574	12,827

(b)	The summarized financial information of these subsidiaries, before inter-company eliminations, is presented below:

	Statements of financial position
	As of December 31, 2025		As of December 31, 2024
	Sociedad	Apu	Sociedad	Apu
	Minera El	Coropuna	Minera El	Coropuna
	Brocal S.A.A.	S.R.L.	Brocal S.A.A.	S.R.L.
	US$(000)	US$(000)	US$(000)	US$(000)
Current assets	334,077	204	213,843	178
Non-current assets	484,761	1	467,333	10
Current liabilities	(154,503)	(47)	(117,158)	—
Non-current liabilities	(151,707)	(740)	(148,006)	(740)
Equity	512,628	(582)	416,012	(552)

Attributable to:
Shareholders of the Group	306,878	(407)	246,834	(386)
Non-controlling interests	205,750	(175)	169,178	(166)
	512,628	(582)	416,012	(552)

Notes to the consolidated financial statements (continued)

Statements of profit or loss for the year ended December 31, 2025, 2024 and 2023:

	Sociedad
	Minera El	Apu
	Brocal	Coropuna
	S.A.A.	S.R.L.
	US$(000)	US$(000)
Year 2025 -
Revenues	532,908	—
Profit (loss) for the year	124,712	(194)
Attributable to non-controlling interests	48,101	(58)

Year 2024 -
Revenues	437,884	—
Profit (loss) for the year	35,333	(178)
Attributable to non-controlling interests	13,628	(54)

Year 2023 -
Revenues	432,616	—
Profit (loss) for the year	31,454	(93)
Attributable to non-controlling interests	12,855	(28)

18.	Tax situation
(a)	Current tax regime -

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

On July 4, 2024, Law 32089 was published, in which Peruvian Congress delegates to the Executive Branch the power to legislate for a period of 90 days on economic, tax, and financial reactivation matters. The most important regulation is related to a special tax debt installment regime. Indeed, on August 30, 2024, Legislative Decree 1634 was published, approving the Special Installment Regime for Tax Debts managed by SUNAT, as follows:

i)	It applies to debts due until December 31, 2023, contained in determination resolutions, payment orders, and fine resolutions.
ii)

The benefit consists of applying a discount bonus on the debt interest, the fine, and their respective interests. The discount bonus will not apply to the tax amount. The bonus amount depends on the payment method:

a)	Cash on hand, with a discount bonus from 100% to 50% depending on the debt amount,
b)	Summary payment, one installment of 25% and three additional installments/applying a bonus from 100% to 50% depending on the debt amount, and
c)	Installment payment up to 72 installments: initial 10% and discount bonus between 90% and 30%.
iii)	The application can be submitted until December 20, 2024.

Notes to the consolidated financial statements (continued)

iv)

In case the debts are disputed (in litigation) before SUNAT, the Tax Court, and the Judiciary (including amparos), it will be understood that the taxpayer waives such disputes. Finally, the Second Final Supplementary Provision of Law No. 32220, in force as of December 30, 2024, provides that the application to opt into the Special Installment Payment Regime (Fraccionamiento Especial) may be submitted from its effective date, December 30, 2024, through February 28, 2025.

Additionally, the Group has a subsidiary domiciled in Uruguay that is engaged in the commercialization of minerals through international trading activities. Uruguayan legislation provides a special tax regime for this type of operation, applying an effective tax rate of 0.75% on the difference between the purchase price and the selling price of the minerals, without deduction of expenses. This tax, as well as the tax arising from the distribution of dividends, will be used as a tax credit in Peru. The local company will consider these amounts as foreign-source dividends, which will be recognized on a cash-received basis. Recently, Uruguayan legislation has introduced the Domestic Minimum Complementary Tax (Impuesto Mínimo Complementario Doméstico) within the framework of the OECD Pillar II, establishing a minimum tax at a rate of 15% on profits generated in that jurisdiction. Such tax may also be used as a tax credit by the parent company.

(b)	Years open to tax review -

During the four years following the year of filing the tax return, the tax authorities have the power to review and, as applicable, correct the income tax computed by the Group in the following 4 years, subsequent to the filing of the income tax report. The Income Tax and Value Added Tax (VAT) returns for the following years are open to review by the Tax Authorities:

Years open to review by the
Entity	Tax Authorities

Compañía de Minas Buenaventura S.A.A.	2022-2025
Compañía Minera Condesa S.A.	2021-2025
Compañía Minera Colquirrumi S.A.	2021-2025
Consorcio Energético de Huancavelica S.A.	2021-2025
El Molle Verde S.A.C.	2021-2025
Empresa de Generación Huanza S.A.	2021-2025
Inversiones Colquijirca S.A.	2021-2025
Minera La Zanja S.R.L.	2022-2025
Sociedad Minera El Brocal S.A.A.	2022-2025
Procesadora Industrial Río Seco S. A.C.	2021-2025
Apu Coropuna S.R.L.	2021-|2025
Cerro Hablador S. A. C.	2021-2025
Minera Azola S. R. L.	2021-2025

Due to the possible interpretations that the Tax Authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits will result in increased liabilities for the Group. For that reason, any tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. In the opinion of Management and its legal advisors, any possible additional payment of taxes in the entities mentioned before would not have a material effect on the consolidated financial statements as of December 31, 2025 and 2024.

The open tax process of the Group and its associates are described in note 31(d).

(c)	Tax-loss carryforwards -

As of December 31, 2025 and 2024, the tax-loss carryforward determined by the Group amounts to approximately S/2,490,274,000 and S/3,020,850,000, respectively (equivalent to US$739,393,000 and US$896,927,000 respectively). As permitted by the Income Tax Law, the Group has chosen a system that permits to offset these losses against future net taxable income subject to an annual cap equivalent to 50% of net taxable income.

Notes to the consolidated financial statements (continued)

The Group recognized a deferred income tax asset related to the tax-loss carryforward of those entities where it is probable that a carryforward can be used to offset future taxable profits. See note 31.

(d)Transfer pricing -

For purposes of determining its income tax, the transfer prices for transactions with related companies and companies domiciled in territories with little or no taxation must be supported with documentation and information on the valuation methods used and the criteria considered for their determination. The tax administration can request this information based on analysis of the Group’s operations. The Group’s management and its legal advisers believe that, as a result of the application of these standards, no material contingencies will arise for the Group as of December 31, 2025 and 2024.

19.	Sales
(a)

The Group’s sales are mostly from sales of gold and precious metals in the form of concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Revenues by geographic region:
Metal and concentrates sales -
Peru	1,095,510	792,883	530,103
America - other than Peru	278,387	206,721	169,239
Asia	93,683	58,344	59,308
Europe	125,534	96,029	55,107
	1,593,114	1,153,977	813,757
Services -
Peru	11,305	7,015	12,884
	1,604,419	1,160,992	826,641

Revenues by type of good or services:
Sales by metal -
Silver	626,799	415,399	196,340
Copper	588,441	483,547	466,558
Gold	388,004	326,742	279,731
Zinc	68,188	63,125	46,620
Lead	34,304	33,779	21,401
Manganese sulfate	9,114	3,658	—
Antimony	309	—	—
	1,715,159	1,326,250	1,010,650
Commercial deductions, note 2.4(p)	(122,045)	(172,273)	(196,893)
Sales of goods (b)	1,593,114	1,153,977	813,757
Sales of services (b)	11,305	7,015	12,884
Total revenue from contracts with customers	1,604,419	1,160,992	826,641

Revenues by type of recognition:
Goods transferred at a point in time	1,593,114	1,153,977	813,757
Services transferred over time	11,305	7,015	12,884
	1,604,419	1,160,992	826,641

See related accounting policies in Note 2.4(p).

Notes to the consolidated financial statements (continued)

(b)	Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the consolidated statement of profit or loss:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Contracts with customers for sale of goods (a)	1,593,114	1,153,977	813,757
Hedge operations, note 33(a)	—	—	6,056
Adjustments to prior period liquidations	43,584	1,652	(450)
Fair value of accounts receivables	83,636	(8,039)	(8,402)

Sale of goods	1,720,334	1,147,590	810,961
Sale of services, (a)	11,305	7,015	12,884
	1,731,639	1,154,605	823,845

See related accounting policies in Note 2.4 (p).

(c)	Performance obligations -

The performance obligation of the sale of goods is satisfied upon delivery of the goods and payment is generally due within 5 to 90 days from delivery. Performance obligation of services is satisfied over-time and payment is generally due upon completion and acceptance of service.

(d)	Concentration of sales -

In 2025, the 4 customers with sales of more than 10 percent of total sales represented 35, 17, 13 and 10 percent from the total sales of Group (4 clients represented 41, 18, 14 and 10 percent from the total sales of Group during the year 2024 and 4 clients represented 29, 20, 19 and 12 percent during the year 2023). As December 31, 2025, 83 percent of the accounts receivable correspond to these customers (82 percent as of December 31, 2024). These customers are related to the mining business.

The Group’s sales of gold and concentrates are delivered to investment banks and national and international well-known companies. Some of these customers have long-term sales contracts with the Group that guarantee supplying them the production from the Group’s mines.

Notes to the consolidated financial statements (continued)

20.Cost of sales of goods and services, without considering depreciation and amortization

(a)	The cost of sales of goods is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	18,523	18,748	22,667

Cost of production
Services provided by third parties	261,879	239,804	166,227
Direct labor	126,440	106,022	77,781
Consumption of materials and supplies	123,241	104,063	93,407
Short-term and low-value leases	56,134	39,747	26,794
Maintenance and repair	26,276	22,903	21,601
Electricity and water	20,737	20,823	16,946
Insurance	19,727	14,707	28,729
Transport	8,958	11,763	13,589
Other	17,758	14,912	4,510
Provision (reversal) for impairment of finished goods and product in progress, note 8(b)	(1,782)	(6,487)	3,851
Total cost of production	659,368	568,257	453,435
Final balance of finished goods and products in process	(24,182)	(18,523)	(18,748)
Final balance of finished goods and products in process, net of depreciation and amortization	(24,182)	(18,523)	(18,748)
Purchase of concentrates (i)	97,276	—	—
Cost of sales of goods, without considering depreciation and amortization	750,985	568,482	457,354

See related accounting policies in Note 2.4(x).

(i)	During the year 2025, the subsidiary Buenaventura Trading S.A.S. acquired 8,844 metric tons (MT) of copper concentrate and 81,665 ounces (Oz) of silver from third parties, intended for commercialization in the same period.

21.Unabsorbed cost due to production stoppage

This caption is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Services provided by third parties	1,403	1,528	5,654
Short-term and low-value lease	810	434	644
Consumption of materials and supplies	511	50	917
Electricity and water	227	98	1,741
Direct labor	—	—	6,144
Insurances	—	—	2,782
Others minor	17	25	2,011
	2,968	2,135	19,893

See related accounting policies in Note 2.4(x).

Notes to the consolidated financial statements (continued)

During the year 2025, the unabsorbed cost due to production stoppage correspond to El Brocal, due to the temporary suspension of the operations of the Open North pit, note 1(b), and Río Seco for the temporary suspension of the plant between July and September, in year 2024 corresponds to El Brocal, and in the year 2023 to stoppage in Uchucchacua and Río Seco.

22.Exploration in operating units

This caption is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process, net of depreciation and amortization	708	549	988

Cost of exploration in operating units

Services provided by third parties	38,546	35,667	35,785
Consumption of materials and supplies	4,972	4,223	2,694
Short-term and low-value lease	3,525	3,097	1,791
Direct labor	2,807	3,244	6,357
Electricity and water	297	338	237
Transport	100	108	720
Maintenance and repair	80	40	66
Other exploration rights	3,457	4,326	1,140
Total exploration in operating units	53,784	51,043	48,790
Final balance of finished goods and products in process	(2,586)	(708)	(549)
Final balance of finished goods and products in process, net of depreciation and amortization	(2,586)	(708)	(549)
	51,906	50,884	49,229

See related accounting policies in Note 2.4(k).

23.Mining royalties

This caption is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Sindicato Minero de Orcopampa S.A., note 30(b)	15,425	15,831	12,832
Royalties paid to the Peruvian State	3,127	4,115	6,007
	18,552	19,946	18,839

See related accounting policies in Note 2.4(s).

Notes to the consolidated financial statements (continued)

24.Administrative expenses

This caption is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Personnel expenses	38,951	32,511	34,356
Professional fees	5,385	5,057	9,907
Sundry charges	5,291	5,003	8,915
Board of Directors’ compensation	4,433	4,415	2,223
Software licenses	3,765	3,063	—
Depreciation and amortization	2,409	2,428	1,998
Short-term and low-value lease	2,143	2,040	2,021
Subscriptions and quotes	1,669	1,416	1,469
Insurance	1,617	1,699	1,326
Transport	828	633	673
Canons and tributes	824	398	541
Maintenance and repairs	247	342	712
Others	2,651	2,335	5,042
	70,213	61,340	69,183

See related accounting policies in Note 2.4(x).

25.Selling expenses

This caption is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Transportation services	18,855	17,343	12,596
Shipping services and expenses	4,248	3,704	2,719
Canons and tributes	3,335	2,784	2,146
Laboratory analysis and tests	1,173	965	437
Personnel expenses	693	631	699
Other	358	341	795
	28,662	25,768	19,392

See related accounting policies in Note 2.4(x).

Notes to the consolidated financial statements (continued)

26.Exploration in non-operating areas

This caption is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Services provided by third parties	11,878	12,069	6,640
Personnel expenses	3,536	3,110	2,982
Diverse expenses	2,156	540	-
Consumption of materials and supplies	1,816	1,359	698
Professional fees	1,525	815	386
Laboratory analysis and tests	1,106	1,347	376
Short-term and low-value lease	1,020	826	368
Land	796	1,091	982
Transport	281	242	244
Other	652	461	776
	24,766	21,860	13,452

See related accounting policies in Note 2.4(k).

Notes to the consolidated financial statements (continued)

27.Other, net

(a)	This caption is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Other income
Sale of parts and supplies to third parties	40,920	38,074	30,611
Reversal for impairment of spare parts and supplies, note 8(b)	27,304	25,377	19,409
Reversal of the expense related to the liability related to the tax claim, note 7 (c.2), note 30(d)	10,574	—	—
Sales of services to third parties	6,033	4,296	3,049
Income from dividends in other investments	1,050	1,150	—
Sale of parts and supplies to related parties, note 31(a)	203	364	1,104
Income from the sale of the investment in S.M.R.L Chaupiloma Dos de Cajamarca (b)	—	210,000	—
Income from transfer of ownership of mining rights,(c)	—	6,637	9,843
Income from the sale of the investment in Contacto Corredores de Seguro S.A., (d)	—	—	41,523
Changes in the provision for exploration projects, note 14(b)	—	—	7,794
Others minor income	4,774	9,181	6,488
	90,858	295,079	119,821
Other expenses
Cost of sales of spare parts, supplies and goods to third parties	(43,153)	(38,869)	(34,601)
Provision for impairment of spare parts and supplies, note 8(b)	(30,255)	(27,304)	(20,478)
Cost of sale of impaired supplies	(14,707)	—	—
Administrative fines of environmental and security contingencies (f)	(6,924)	(2,398)	(6,528)
Changes in provisions for exploration projects, note 14(b)	(5,783)	(496)	—
Cost of sales of services to third parties	(4,213)	(2,128)	(2,888)
Write-off of property, machinery and equipment, note 11(a)	(1,842)	(8,051)	(1,348)
Cost of disposals of property, machinery and equipment, note 11(a)	(843)	(29)	(418)
Liability associated with the tax claim for the years 2009–2010, Note 30(d)	—	—	(9,598)
Changes in environmental liabilities provision (e)	(471)	(4,062)	(9,019)
Costs related to the sale of Contacto Corredores de Seguros S.A investment (d)	—	(4,807)	(2,889)
Disposal cost of the sale of shares of Chaupiloma (b)	—	(1,100)	—
Impairment provision, note 11(a)	—	(4,184)	—
Others minor	(7,479)	(5,719)	(7,081)
	(115,670)	(99,147)	(94,848)
	(24,812)	195,932	24,973

See related accounting policies in Note 2.4(x).

(b)

On August 13, 2024, the Company and its subsidiary Compañía Minera Condesa S.A. (“Condesa”), as sellers, and Compañía de Regalías del Perú S.A. (a subsidiary of Franco-Nevada Corporation), as purchaser, entered into an agreement for the sale of the shares held by the Company and Condesa in S.M.R.L. Chaupiloma Dos de Cajamarca for a total consideration of US$210,000,000 (US$70,000,000 and US$140,000,000 attributable to the Company and Condesa, respectively), which was settled in cash. The effective date of loss of control of the subsidiary was August 13, 2024. The cost of disposal related to the sale of the Company’s investment amounted to US$1,100,000.

(c)

Corresponds to the income received by the subsidiary S.M.R.L. Chaupiloma Dos de Cajamarca (hereinafter “Chaupiloma”) from Minera Yanacocha S.R.L corresponding to a percentage of the production sold by Yanacocha, by virtue of the concession transfer contract signed by Chaupiloma with Minera Yanacocha S.R.L in 2022. As a result of the sale of the subsidiary Chaupiloma (Note 1 (d) ii), this income was received only until June 2024.

Notes to the consolidated financial statements (continued)

(d)

On November 2, 2023, Buenaventura and Howden HoldCo Perú S.A.C. (Howden) signed a contract for the sale of shares of Contacto Corredores de Seguros S.A. (Contacto), recognizing an income of US$41.5 million and a disposal cost of US$2.9 million. Likewise, on the sale date, US$27 million was collected, leaving an outstanding balance, which was presented in trade receivables and other receivables caption (Note 7 (h)). Furthermore, according to the contract, in 2024 the final price was determined, and Buenaventura recognized US$4.8 million in profit and loss from this update.

(e)

In 2024, it mainly includes the provision for closing environmental liabilities of El Brocal (San Gregorio) for US$1,054,000 and an update of the provision for environmental liabilities for Minera La Zanja for US$959,000. In 2023, the expense for closing environmental liabilities corresponds mainly to El Brocal (Santa Bárbara and Delta Ulpamayo) for US$4,254,000.

(f)

Corresponds mainly to environmental fines charged to the subsidiary El Brocal by the Environmental Assessment and Audit Organism (OEFA by its acronym in Spanish) related with the inspections performed per expedient of the years 2017, 2019, 2021 and 2023.

28.Finance costs and finance income

(a)	This caption is made up as follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Finance income:
Interest on tax claims, note 30	16,580	263	—
Interest of the liability related to the tax claim, note 7 (c.2), note 30(d)	11,906	—	—
Interest on time deposits	18,867	9,998	7,795
Finance update of other account receivable	623	599	269
Interests on third party loans	7	662	800
Interest on loans to related parties, note 31(a)	7	21	23
Other finance income	356	985	170
Total finance income	48,346	12,528	9,057

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Finance costs:
Interest related to senior notes	46,937	30,250	30,250
Fair value variation of the financial liability of the contingent consideration liability (c)	11,076	6,657	4,709
Accretion expense for mine closure and exploration projects, note 14(b)	10,851	8,081	11,838
Interest on borrowings and loans	3,494	7,276	9,044
Derecognition of issuance cost of bond Senior Notes 5.50%, note 15(c)	3,289	—	—
Bonds non-domiciled interest	2,311	1,902	—
Accrual of costs for bond issuance, note 15(g)	2,062	2,122	2,082
Interest related to payments to the tax administration, note 30(d)	1,694	3,003	-
Accretion expense for leases related to right-in-use assets, note 15(g)	667	623	266
Structuring costs related to credit lines	175	2,062	—
Interest related to the liability resulting from the tax claim of the years 2009-2010	—	—	58,454
Amortized cost of financial obligations, note 15(g)	—	700	155
Update of the present value of accounts receivable from Howden Holdco Perú	—	—	1,956
Other financial costs	4,573	2,721	500
	87,129	65,397	119,254

Notes to the consolidated financial statements (continued)

(b)	Financial liabilitiy from contingent consideration -

On August 18, 2014, Buenaventura acquired from Minera Gold Fields Peru S.A. (hereinafter “Gold Fields”) 51% of the voting shares of Canteras del Hallazgo S.A.C., which represented the whole interest of Gold Fields in the equity of such entity.

Subsequently, during the same year, as a result of the merger with Canteras del Hallazgo S.A.C., Buenaventura acquired ownership of the Chucapaca mining project (currently the San Gabriel Project).

The purchase and sale agreement of Gold Field’s shares in Canteras del Hallazgo S.A.C. considered a contingent consideration equivalent to 1.5% over the future sales of the minerals arising from the mining properties acquired. The Group has the right in the preferred acquisition right over this royalty in case Gold Fields decides to sell it. These future payments represent a contingent consideration, whose fair value was determined using the income approach, considering the present value of the future payments. The changes in the fair value of this liability are recognized as income or loss in the consolidated statement of profit or loss. On February 18, 2026, Gold Fields announced the sale of these royalties to OR Royalties Inc.

As of December 31, 2025 and 2024, it is highly probable that the Group reaches the projected future sales. The fair value of the contingent consideration determined as of December 31, 2025 and 2024 reflects this assumption.

(c)	A reconciliation of fair value measurement of the contingent consideration liability is provided below:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Beginning balance	28,271	21,614	16,905

Changes in the fair value through profit or loss	11,076	6,657	4,709
Ending balance	39,347	28,271	21,614

Significant unobservable valuation inputs are provided below:

	2025	2024

Annual average of future sales of mineral (US$000)	400,476	275,865
Useful life of mining properties	15	14
Pre-tax discount rate (%)	12.41	12.73

Notes to the consolidated financial statements (continued)

29.Deferred income tax

(a)	The Group recognizes the effects of timing differences between the accounting and tax basis. This caption is made up as follows:

		Credit (debit) to			Credit (debit) to
	As of	consolidated		As of	consolidated	As of
	January 1,	statement of profit		December 31,	statement of profit	December 31,
	2024	or loss	Others	2024	or loss	2025
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Deferred asset for income tax
Tax - loss carryforwards	189,970	(40,268)	—	149,702	(40,952)	108,750
Difference in depreciation and amortization rates	44,425	6,562	—	50,987	3,164	54,151
Provision for closure of mining units, net	32,578	(3,573)	—	29,005	11,641	40,646
Provision for impairment of value of inventory	10,585	(1,270)	—	9,315	454	9,769
Contingent consideration liability	6,391	2,003	—	8,394	3,335	11,729
Provision for bonuses to employees and officers	2,478	(593)	—	1,885	814	2,699
Impairment loss of long-lived assets provision	1,930	—	—	1,930	—	1,930
Contractors claims provisions	371	1,020	—	1,391	126	1,517
Other	10,633	4,818	211	15,662	568	16,230
	299,361	(31,301)	211	268,271	(20,850)	247,421
Deferred assets for mining royalties and special mining tax	9	(10)	1	—	—	—
Total deferred asset	299,370	(31,311)	212	268,271	(20,850)	247,421

Deferred liability for income tax
Effect of translation into U.S. dollars	(47,649)	(7,833)	—	(55,482)	49,600	(5,882)
Differences in amortization rates for development costs	(75,108)	(11,230)	—	(86,338)	(23,116)	(109,454)
Difference in depreciation and amortization rates	(45,267)	1,541	—	(43,726)	1,475	(42,251)
Fair value of mining concessions	(14,892)	—	—	(14,892)	—	(14,892)
Withdrawal of the sale of Contacto Corredores de Seguros S.A. investment	(1,220)	1,220	—	—	—	—
Fair value of account receivables	(836)	836	—	—	(23,138)	(23,138)
Other	(12,923)	(6,426)	—	(19,349)	5,691	(13,658)
	(197,895)	(21,892)	—	(219,787)	10,512	(209,275)

Deferred liability for mining royalties and special mining tax	(26)	155	—	129	2,471	2,600
Total deferred tax assets an liability	(197,921)	(21,737)	—	(219,658)	12,983	(206,675)

Deferred income tax asset, net	101,449	(53,048)	212	48,613	(7,867)	40,746

Notes to the consolidated financial statements (continued)

(b)	The deferred tax asset is presented in the consolidated statement of financial position:

	2025	2024
	US$(000)	US$(000)

Deferred income tax asset, net	80,740	91,677
Deferred income tax liability, net	(39,994)	(43,064)
	40,746	48,613

(c)	The following is the composition of the provision for income taxes shown in the consolidated statement of income for the years 2025, 2024 and 2023:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Income tax expense
Current	(84,440)	(88,485)	(63,782)
Deferred	(10,338)	(53,203)	26,193
	(94,778)	(141,688)	(37,589)
Mining Royalties and Special Mining Tax
Current	(35,894)	(14,631)	(5,524)
Deferred	2,471	155	119
	(33,423)	(14,476)	(5,405)

Total income tax	(128,201)	(156,164)	(42,994)

Notes to the consolidated financial statements (continued)

(d)	Below is a reconciliation of income tax expense and the accounting profit before income tax multiplied by the statutory tax rate for the years 2025, 2024 and 2023:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Profit before income tax	967,310	573,449	82,524
Loss from discontinued operations before income tax	(8,921)	(1,022)	(6,848)

Profit before income tax	958,389	572,427	75,676

Theoretical income tax expense	(283,115)	(168,866)	(22,324)

Permanent items and others:
Share in the results of associates and joint venture (e)	90,837	56,005	44,906
Effect of translation into U.S. dollars	65,791	(7,794)	11,222
Exchange rate effect of permanent items	18,067	(9,931)	(10,553)
Income tax from previous years	11,448	—	—
Non-deductible expenses	12,761	(1,472)	5,106
Derecognition of asset for non-recoverable tax loss	(7,198)	—	—
Non-deductible expense related to deferred stripping activity	(899)	(6,289)	—
Liability related to the tax claim of the years 2009-2010, note 30(d)	—	—	(20,075)
Other permanent items	4,094	(1,670)	(554)
Income tax (expense) benefit	(92,308)	(138,347)	8,282
Higher income tax paid by order of the Tax Administration for the year 2014, note 30(d)	—	(3,823)	—
Income tax of tax claim, note 30(d)	—	—	(45,126)
Mining Royalties and Special Mining Tax	(35,893)	(13,994)	(6,150)
Total income tax expense	(128,201)	(156,164)	(42,994)

Income tax from continuing operations	(128,201)	(156,164)	(42,994)
Income tax from discontinued operations	—	—	—
	(128,201)	(156,164)	(42,994)

Effective tax rate	13.38%	27.28%	56.81%

(e)	Related to the investment in associates, the Group has not recognized a deferred income tax asset of US$121.6 million as of December 31, 2025, originated by the difference between the financial and taxable basis of these investments (US$96.5 million as of December 31, 2024). Management believes that the timing differences will be reversed in the future without taxable effects. There is no legal or contractual obligation that would require the Company’s management to sell its investment in its associates (which event would result in a taxable capital gain based on current tax law).

(f)	As December 31, 2025, the Group maintains an asset for current income taxes of US$2,441,000 (US$602,000 current portion and US$1,839,000 non-current portion) and a liability for current income taxes of US$43,422,000. As December 31, 2024, the Group maintained an asset and liability for income taxes of US$5,900,000 (US$4,257,000 current portion and US$1,643,000 non-current portion) and a current income tax liability of US$49,465,000.

(g)

As of December 31, 2025, the Group performed, at its subsidiary Río Seco, an assessment of the recoverability of its deferred tax assets in accordance with the guidelines set forth in IAS 12. As a result of this analysis, a write-off (derecognition) amounting to US$7,198,000 was recognized. The Group justified this write-off based on cash flow projections for the period 2026–2034, which indicated that there is no reasonable probability of generating sufficient taxable income to fully utilize the carried-forward tax losses.

Notes to the consolidated financial statements (continued)

30.Commitments and contingencies

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

The possible environmental, labor, safety, and communities’ contingencies amount to US$19.8 million and US$15.2 million as of December 31, 2025 and 2024, respectively. The possible tax contingencies amount to US$2.9 million and US$1.9 million as of December 31, 2025 and 2024, respectively.

(d)	Open tax procedures –

Buenaventura SAA –

Fiscal years 2007 and 2008

During the years 2012 to 2014, the Tax Administration (SUNAT) reviewed the income tax for the fiscal years 2007 and 2008. As a result, deductions of S/1,056,310,000 (equivalent to US$313,361,000) in fiscal year 2007 and S/1,530,985,000 (equivalent to US$454,568,000) were not considered deductible in fiscal year 2008. The main unrecognized deduction is the payment made by the Company for the elimination of the price component of its commercial contracts for physical gold deliveries.

In November 2018, the Tax Court (second administrative instance) resolved the appeal files by not recognizing the physical delivery contracts and the contractual obligation, considering that the payments correspond to an early financial settlement of Derivative Financial Instrument Contracts and that the Company had not demonstrated the hedging purpose and the covered risks.

In November 2020, SUNAT notified the Company of the initiation of coercive collection of the debt amounting to S/1,567,297,000 (equivalent to US$465,350,000), composed of S/192,049,000 (equivalent to US$57,022,000) in income tax and S/1,375,248,000 (equivalent to US$408,328,000) in interest and fines.

Notes to the consolidated financial statements (continued)

The Company made forced payments during the months of November and December 2020 amounting to S/72,065,000 (equivalent to US$21,461,000), which are recorded under “Trade and other receivables,” note 7(c).

On July 30, 2021, the Company paid the full amount of the tax debt related to the 2007 and 2008 tax processes for a total amount of S/1,584,227,000 (equivalent to US$470,376,000). The amount of S/1,579,716,000 (equivalent to US$420,432,000), net of the accepted observations by the Company, is recorded under “Trade and other receivables,” see note 7(c), based on the opinion of legal advisors who indicate that there are elements to obtain a favorable outcome in judicial instances.

On December 19, 2018, the Company and its legal advisors filed administrative contentious lawsuits before the Judiciary regarding the controversy of the 2007 and 2008 fiscal years.

The Court declared the lawsuit for fiscal year 2007 unfounded, which was confirmed by the Superior Court. On December 21, 2022, the Company and its legal advisors filed a cassation appeal requesting the annulment of the Seventh Chamber’s ruling and ordering the issuance of a new ruling without infringing the right to due motivation of judicial resolutions and the principles of reasoned appreciation and joint evaluation of evidence. On March 6, 2024, the Supreme Court notified the cassation ruling declaring the cassation appeal filed by the Company unfounded.

On April 19, 2024, the Company and its legal advisors filed an amparo lawsuit requesting the annulment of the cassation ruling for violation of constitutional principles and rights; the principle of retroactivity of the law and the principle of legal certainty and legality, and as a successive petition, ordering the Supreme Court to issue a new ruling without incurring the alleged grievances.

On June 14, 2024, the Constitutional Chamber of the Superior Court of Justice declared the amparo lawsuit inadmissible. On August 21, 2024, the legal advisors appealed this ruling, and the file was elevated to the Supreme Court as the appellate body.

Management and legal advisors consider that the probability of obtaining a favorable outcome in the amparo lawsuit before the Constitutional Court and eventual compliance by the Supreme Court is higher than 50%.

On April 11, 2005, the Court declared unfounded the 2018 claim, which was declared null by the Superior Court, instructing that a Judge issues a new sentence according to economic principles and process promptness.

Fiscal years 2009 and 2010

During the year 2015, SUNAT reviewed the income tax for the fiscal years 2009 and 2010. As a result of this audit, the Company declared deductions of S/76,023,000 (equivalent to US$22,572,000) and the compensation of carryforward tax losses of S/561,758,000 (equivalent to US$166,793,000) were not considered deductible.

In December 2018, the Tax Court (second administrative instance) resolved the appeal files confirming adjustments of S/66,623,000 (equivalent to US$19,781,000) mainly related to the provision of expected credit losses not recognized as an expense and unsupported income, improperly deducted, and the derecognition of the compensation of tax losses from previous years.

On December 20, 2019, SUNAT executed the forced collection of the debt related to the advance payments from January to December 2009 and January to February 2010 amounting to S/120,262,000 (equivalent to US$35,814,000). In the opinion of the Company’s legal advisors, favorable results should be obtained in the judicial process that has been initiated, so it has been recorded under “Trade and other receivables,” see note 7(c).

Notes to the consolidated financial statements (continued)

On December 4, 2020, the Tax Court confirmed the re-liquidation of the tax debt determined by SUNAT for the fiscal year 2010. The Company made forced payments in December 2020 amounting to S/1,800,000 (equivalent to US$536,000). In this regard, in March 2025, SUNAT has reimbursed S/215,000 (equivalent to US$64,000) as a result the net amount of S/1,585,000 (equivalent to US$472,000) is presented in the caption “Trade and other receivables”, see note 7(c).

On July 30, 2021, the Company paid the full amount of the tax debt related to the fiscal year 2010 amounting to S/356,691,000 (equivalent to US$94,915,000), which are recorded under “Trade and other receivables,” see note 7(c) based on the opinion of the legal advisors that favorable results should be obtained in judicial instances.

On January 24, 2024, the Supreme Court ruled on the lawsuit and the cassation appeal filed by the Company regarding the enforcement resolution related to the 2010 fiscal year, stating that the Tax Court had applied inconsistent criteria with respect to the calculation of the statute of limitations for the Tax Adminitration’s collection action. In compliance with this favorable ruling, during 2025, SUNAT refunded an amount of S/123,895,000 (equivalent to US$25,589,000), corresponding to penalties and interest for the period from November 12, 2018 to July 31, 2021. Accordingly, the net amount of S/232,795,000 (equivalent to US$69,326,000) is presented under the caption “Trade and other receivables” (see Note 7(c)).

On December 14, 2020, the Tax Court confirmed the re-liquidation of the tax debt determined by SUNAT for the fiscal year 2009, so in January 2021, forced payments amounting to S/19,171,000 (equivalent to US$5,709,000) were made.

On July 30, 2021, the Company paid the full amount of the tax debt related to the fiscal year 2009 amounting to S/193,398,000 (equivalent to US$57,593,000), which are recorded under “Trade and other receivables,” see note 7(c) based on the opinion of the legal advisors who indicate that there are elements to obtain a favorable outcome in judicial instances.

On March 5, 2019, the Company and its legal advisors filed administrative contentious lawsuits before Judiciary Instance regarding the fiscal years 2009 and 2010.

The Twenty-Second Administrative Contentious Court declared the Company’s lawsuit for the fiscal year 2009 unfounded, which was confirmed by the Superior Court. On November 8, 2023, the Supreme Court notified the Cassation Ruling declaring the lawsuit filed by the Company unfounded.

On December 22, 2023, the Company and its legal advisors filed an Amparo Lawsuit before the Constitutional Chamber of the Superior Court of Justice with the purpose of declaring the nullity of the cassation ruling due to grievances to the constitutional right to effective procedural protection of the Company, which is pending resolution as of the date of this report.

In the opinion of the legal advisors of the 2007-2008 judicial processes, the recognition of tax losses in the fiscal years 2009 and 2010 is not possible through their invocation in the 2007 and 2008 process but rather in the compliance stage of the 2009 and 2010 files. In their opinion, the chances of recovering the amounts paid and recorded as receivables for the fiscal years 2009 and 2010 in the execution stage of the favorable 2007 income tax ruling could not be greater than 50% in the part of the compensation of tax losses.

Notes to the consolidated financial statements (continued)

Based on this opinion and the Supreme Court jurisprudence published in 2023 that would restrict the carryforward and recognition of tax losses in the 2009 and 2010 files, the Company recorded, in December 2023, a provision to the period’s results amounting to S/420,231,000 (equivalent to US$113,178,000), for the part of the tax debt paid and recorded as receivables related to the derecognition of the carryforward of tax losses in the fiscal years 2009 and 2010 derived from the losses of fiscal years 2007 and 2008, which was recognized in the notes financial expenses, others, net, and higher income tax expense of US$58,454,000, US$9,598,000, and US$45,126,000 in the year 2023, respectively. See notes: 27(a), 28(a), and 29(d), respectively. In 2025, the Tax Administration proceeded to refund a portion of the tax debt paid for the 2010 fiscal year, in compliance with the favorable ruling issued by the Supreme Court regarding the inconsistent application of criteria. Accordingly, a portion of the related provision amounting to S/75,893,000 (equivalent to US$22,519,000), associated with the tax claims liability initially recognized in 2023, was reversed and recognized in the statement of profit or loss for the year 2025 under finance income, other, net, and income tax income in the amounts of US$11,906,000, US$10,574,000, and US$39,000, respectively. As a result, the net tax claims liability amounts to S/344,338,000 and US$102,543,000 as of year-end (see Note 7(c)). Additionally, the variation of the year 2025 includes the exchange rate variation.

The Company, with the support of legal advisors and external advisors, expects the Tax Administration to recognize, in the compliance stage of the 2007 and 2008 judicial rulings, the carryforward of tax losses in the fiscal years 2009 and 2010 and will take appropriate administrative and judicial actions when required.

On November 1, 2020, the Court declared founded the part related to unsupported income improperly deducted from the taxable income of the fiscal year 2010, which was partially appealed. The Sixth Superior Chamber declared the first instance ruling null in what corresponds to the mentioned adjustment, ordering the Court to issue a new ruling that is pending resolution.

Fiscal year 2014

During the year 2018, the Tax Administration reviewed the income tax for the fiscal year 2014. As a result of this audit, SUNAT did not recognize issued deductions of S/94,898,000 (equivalent to US$28,176,000).The main adjustments are related to the non-deductibility of bonuses paid to contractors, the derecognition of the compensation of carryforward tax losses, and the use of balances in favor not recognized by SUNAT.

On November 12, 2020, the Tax Court (last administrative instance) resolved the appeal declaring partially founded the adjustment for contractor bonuses and confirming the disallowance of the compensation of tax losses and the use of the balance in favor.

The Company’s Management, with the support of its legal advisors, initiated administrative actions challenging the re-calculation of the tax debt and the derecognition of credits. On January 25, 2024, the Tax Court resolved the appeal recognizing the compensation of losses from previous years and the use of credits that the Tax Administration had questioned. On December 19, 2024, the Tax Court resolved, in accordance with the recent judicial mandate of the 2013 process with a definitive ruling on the non-existence of credits for 2011 and 2012, which impacts the tax credits for the fiscal year 2014, to confirm the re-calculation of the debt imputed by the Tax Administration.

Based on this ruling, SUNAT demanded the payment of the imputed debt of S/37,054,264 (equivalent to US$11,001,860), so the Company decided to accept the debt under the Special Installment Regime approved by Legislative Decree No. 1634 under the lump sum payment modality with the application of a 50% discount bonus on fines and interest, making a single payment of S/25,733,000 (equivalent to US$6,826,000) on December 31, 2024, thus extinguishing the debt for the fiscal year 2014.

The amount paid has been recorded as expenses in the Company’s income statement for the fiscal year 2024 and is reflected in the income tax item for S/14,412,000 (equivalent to US$3,823,000), note 25(c), and in the financial expenses item for S/11,321,000 (equivalent to US$3,003,000), note 24(a). On February 15, 2021, the Company and its legal advisors filed an administrative contentious lawsuit before the Judiciary regarding the Tax Court’s ruling of November 12, 2020.

Notes to the consolidated financial statements (continued)

The application for the Special Installment Regime was appproved on January 23, 2025, which means that the Company’s claim in the income tax litigation for the tax year 2014 has been withdrawn.

Fiscal year 2013

During the year 2019, SUNAT reviewed the income tax of the fiscal year 2013. The main adjustments are related to the non-deductibility of bonuses paid to contractors, the derecognition of the compensation of carryforward tax losses, and the use of tax credits not recognized by SUNAT.

On March 15, 2021, the Tax Court (last administrative instance) resolved the appeal declaring partially founded the adjustment for contractor bonuses and confirming the derecognition of the compensation of tax losses and the use of the tax credit for a total of S/139,235,000 (equivalent to US$41,341,000).

On June 11, 2021, the Company and its legal advisors filed an administrative contentious lawsuit before the Judiciary regarding the Tax Court’s ruling. On May 9, 2022, the Twentieth Administrative Contentious Court declared the Company’s lawsuit unfounded, which was confirmed by the Superior Court.

On October 18, 2022, the Company and its legal advisors filed a cassation appeal. On January 12, 2024, the Supreme Court notified the ruling declaring the Company’s lawsuit unfounded.

The Company’s Management, with the support of its legal advisors, initiated administrative actions challenging the re-calculation of the tax debt and the derecognition of tax credits from the previous year with favorable results that were questioned by the Tax Administration.

However, on November 4, 2024, the Tax Court adhered to the Supreme Court’s ruling regarding the non-existence of tax losses from previous years to be compensated for the 2013 Income Tax. Since the Company does not agree with the Tax Court’s decision and based on the opinion of its legal advisors, it will file a judicial lawsuit to assert its right to carryforward tax losses.

As of December 31, 2025, there are no possible contingencies related to this audit since, following the position of SUNAT and the Tax Court, the balance in favor is reduced, and no tax debt is generated.

Fiscal year 2017

During the year 2022, the Tax Administration reviewed the income tax of the fiscal year 2017. As a result of this audit, SUNAT did not recognize deductions of S/39,720,000 (equivalent to US$11,793,000), mainly due to the derecognition of investment in development costs and the derecognition of the compensation of carryforward tax losses from previous years amounting to S/127,929,000 (equivalent to US$33,984,000). In the opinion of Management and its legal advisors, these adjustments are unfounded, and a favorable outcome is expected in the initiated claim process. Furthermore, during the year 2022, the Tax Administration reviewed the transfer pricing declaration and the transactions between related companies carried out in the fiscal year 2017. As a result of this audit, SUNAT did not recognize declared deductions for services from related companies amounting to S/3,341,000 (equivalent to US$992,000).

As a consequence of the aforementioned audit processes, the Tax Administration imputed a tax debt of S/17,493,000 (equivalent to US$5,194,000), which the Company paid to benefit from the fine reduction, disbursing S/9,266,000 (equivalent to US$2,759,000). The amount related to the disallowed adjustments of S/9,224,000 (equivalent to US$2,749,000) has been recorded under “Trade and other receivables,” see note 7(c) in the Company’s financial statements.

On August 31, 2023, SUNAT notified that the claim was partially declared unfounded. The Company and the lawyers responsible for the process consider that SUNAT’s observations are unfounded and have filed an appeal with the Tax Court.

Notes to the consolidated financial statements (continued)

Fiscal year 2018

Between November 2022 and July 2023, the Tax Administration audited the income tax return for the fiscal year 2018. As a result of this audit, SUNAT did not recognize deductions of S/73,700,000 (equivalent to US$21,882,000) mainly due to the derecognition of (i) the excess amortization of development expenses, (ii) the computable tax cost of shares sold, and (iii) unsupported sales costs. SUNAT also objected to the compensation of carryforward tax losses from previous years amounting to S/170,900,000 (equivalent to US$50,742,000). In the opinion of Management and its legal advisors, these adjustments are unfounded, and a favorable outcome is expected in the initiated claim process.

The Tax Administration imputed a tax debt of S/20,500,000 (equivalent to US$6,087,000). On August 11, 2023, the Company paid the tax debt to benefit from the fine reduction, disbursing S/12,249,000 (equivalent to US$3,648,000), and based on the opinion of its legal advisors, it has been recorded under “Trade and other receivables”, see note 7(c).

On August 28, 2024, SUNAT resolved the claim appeal confirming the adjustments and accepted the deduction of part of the computable cost of the shares sold amounting to S/20,054,000 (equivalent to US$5,954,000), thus refunding the equivalent part of the paid debt amounting to S/1,561,000 (equivalent to US$465,000), resulting in a net amount of S/10,688,000 (equivalent to US$3,183,000) recorded under “Trade and other receivables,” see note 7(c).

The Company and the legal advisors responsible for the process consider that the observations issued by SUNAT, which were upheld in the claims stage, lack merit, and have filed an appeal before the Tax Court.

Fiscal year 2019

Between January 2023 and April 2025, the Tax Administration conducted an audit of the Company’s income tax return for the 2019 fiscal year. As a result of this audit, SUNAT did not accept deductions claimed by the Company amounting to S/11,987,000 (equivalent to US$3,559,000), mainly due to the disallowance of payments to contractors amounting to S/9,622,000 (equivalent to US$2,587,000). SUNAT also challenged the carryforward of tax losses from prior years amounting to S/224,588,000 (equivalent to US$66,683,000). In the opinion of Management and its legal advisors, these adjustments lack merit; therefore, a favorable outcome is expected in the administrative appeal process that has been initiated.

The Tax Administration assessed a tax liability of S/4,994,000 (equivalent to US$1,487,000). On April 29, 2025, the Company paid the assessed tax liability in order to benefit from a reduction in penalties, disbursing S/2,531,000 (equivalent to US$754,000). Based on the opinion of its legal advisors, this amount has been recorded under the caption “Trade and other receivables” (see Note 7(c)).

Fiscal year 2020

Between October 2023 and September 2025, the Tax Administration conducted an audit of the Company’s income tax return for the 2020 fiscal year. As a result of this audit, SUNAT did not accept deductions claimed by the Company amounting to S/53,855,000 (equivalent to US$15,990,000), mainly due to a challenge to the market value applied in the sale of the Mallay mining unit amounting to S/48,440,000 (equivalent to US$14,382,000), as well as other minor adjustments. SUNAT also challenged the carryforward of tax losses from prior years amounting to S/236,576,000 (equivalent to US$70,242,000). In the opinion of Management and its legal advisors, these adjustments lack merit; therefore, a favorable outcome is expected in the administrative appeal process that has been initiated.

The Tax Administration assessed a tax liability of S/5,392,000 (equivalent to US$1,487,000). On September 25, 2025, the Company paid the assessed tax liability in order to benefit from a reduction in penalties, disbursing S/4,673,000 (equivalent to US$1,391,000). Based on the opinion of its legal advisors, this amount has been recorded under the caption “Trade and other receivables” (see Note 7(c)).

Notes to the consolidated financial statements (continued)

Fiscal year 2021

Between December 2023 and December 2025, the Tax Administration conducted an audit of the Company’s income tax return for the 2021 fiscal year. As a result of this audit, SUNAT did not accept deductions claimed by the Company amounting to S/14,849,000 (equivalent to US$4,409,000), mainly due to a challenge to the market value applied in the sale of shares of Buenaventura Ingenieros S.A. carried out in 2018, with a price adjustment recognized in 2021, as SUNAT did not accept all contractual amendments, amounting to S/11,300,000 (equivalent to US$3,355,000). SUNAT also challenged the carryforward of tax losses from prior years amounting to S/290,530,000 (equivalent to US$86,262,000). In the opinion of Management and its legal advisors, these adjustments lack merit; therefore, a favorable outcome is expected in the appeal process to be initiated.

The Tax Administration assessed a tax liability of S/8,409,000 (equivalent to US$2,504,000). On January 13, 2026, the Company paid the assessed tax liability in order to benefit from a reduction in penalties, disbursing S/4,240,000 (equivalent to US$1,263,000).

Tax over net assets 2020 and 2021

During 2025, the Tax Administration reviewed the Company’s filings and payments related to the tax over net assets for the 2020 and 2021 fiscal years. As a result of this review, SUNAT did not recognize the payment of the first two installments of the 2020 net assets Tax, which had been offset against the income tax credit balance from the 2019 fiscal year. Such credit balance was not recognized by SUNAT due to its reduction arising from adjustments related to the 2019 fiscal year and prior periods. Accordingly, SUNAT assessed a tax liability of S/17,336,000 (equivalent to US$5,163,000), which was paid on August 7, 2025, in the amount of S/14,246,000 (equivalent to US$4,242,000) in order to benefit from the penalty reduction regime.

Likewise, as a result of the review of the 2021 net assets tax, SUNAT did not recognize the payment of the first installment of the tax, which had been offset against the income tax credit balance from the 2020 income tax return, due to challenges raised in the audit process for the 2020 fiscal year and prior periods. SUNAT assessed a tax liability of S/9,245,000 (equivalent to US$2,753,000), which was paid on November 12, 2025, in the amount of S/7,650,000 (equivalent to US$2,278,000) in order to benefit from the penalty reduction regime.

In the opinion of the Company’s legal advisors, these challenges lack legal basis; therefore, the amounts paid have been recorded under the caption “Trade and other receivables” (see Note 7(c)), and the corresponding appeal processes have been initiated.

Management and its legal advisors believe that the outcome of these proceedings at the various administrative levels will be favorable to the Company; accordingly, they consider that no provision is required to be recognized for these contingencies.

Subsidiaries -

Sociedad Minera El Brocal S.A.A. –

Fiscal year 2017

During the years 2022 and 2023, the Tax Administration (SUNAT) reviewed the income tax of the fiscal year 2017 and issued fine resolutions questioning the depreciation rate of two tailings ponds, the deduction of development costs for the Tajo Smelter project, and operating expenses in the mining unit totaling S/33,209,000 (equivalent to US$9,860,000). Moreover, they questioned the loss from the liquidation of financial instruments amounting to S/35,578,000 (equivalent to US$10,563,000) because, in SUNAT’s opinion, the specific risks were not accredited, and they were not performed in recognized markets since the agreed prices did not exactly match the prices published by the London Metal Exchange. The Company’s Management and its legal advisors consider these adjustments to be unfounded, so they initiated the claim process after benefiting from the fine reduction obtained by paying S/22,521,000 (equivalent to US$6,705,000), which was recorded as a receivable in the financial statements, note 7(c).

During 2024, SUNAT resolved the claim appeal by confirming the referred adjustments. In response, the Company’s Management and its legal advisors are initiating the appeal process before the Tax Court.

Notes to the consolidated financial statements (continued)

Fiscal year 2014

During the year 2020, as a result of the review of the income tax of the fiscal year 2014, SUNAT issued fine resolutions questioning the depreciation rate of two tailings ponds, the deduction of development costs for the Tajo Smelter project, and operating expenses totaling S/16,582,000 (equivalent to US$4,923,000), determining a debt of S/10,902,000 (equivalent to US$3,237,000). Brocal’s Management and its legal advisors consider these adjustments to be unfounded, so they initiated the claim process after benefiting from the fine reduction obtained by paying S/7,871,000(equivalent to US$2,344,000), which was recorded as a receivable in the financial statements in the year 2021.

Subsequently, SUNAT annulled the claim appeal, nullifying the observation related to the deduction of development costs for the Tajo Smelter Project and confirmed the adjustment for the depreciation of the tailings ponds and operating expenses. As a result, part of the fine amounting to S/3,003,000 (equivalent to US$894,000) was refunded, leaving a receivable balance of S/4,868,000 (equivalent to US$1,450,000) as of December 31, 2023, note 7(c). However, Brocal’s Management and its legal advisors continued the process by appealing to the Tax Court.

During 2023, the Tax Court confirmed the adjustment for the depreciation of the tailings ponds and partially the adjustment for operating expenses, as a result a provision for contingencies was recorded with charges to results amounting to S/1,136,000 (equivalent to US$337,000) for the operating expenses questioned, see note 11. With the assistance of its legal counsel, the Company filed a judicial action in December 2023 to annul the ruling issued by the Tax Court.

During 2024, SUNAT re-liquidated the imputed debt for the fiscal year 2014 and refunded S/1,732,000 (equivalent to US$516,000) for the favorable ruling of the Tax Court on operating expenses and part of the paid fine, resulting in a net receivable of S/3,136,000 (equivalent to US$934,000) as of December 31, 2024, note 7(c).

In July 2025, the Court ruled against the lawsuit filed by the Company. The Company’s legal counsel subsequently filed an appeal before the Superior Court, which remains pending resolution.

Fiscal year 2015

During the year 2019, as a result of the review of the income tax of fiscal year 2015, SUNAT issued fine resolutions questioning the depreciation rate of two tailings ponds and the deduction of development costs for the Tajo Smelter Project totaling S/13,930,000 (equivalent to US$4,136,000), determining a debt of S/3,412,000 (equivalent to US$1,013,000). The Company’s Management and its legal advisors consider these adjustments to be unfounded, so they initiated the claim process after benefiting from the fine reduction obtained by paying S/1,456,000 (equivalent to US$434,000), which was recorded a receivable in the financial statements in the year 2020.

Subsequently, SUNAT resolved the claim appeal, nullifying the observation related to the deduction of development costs for the Tajo Smelter Project and confirmed the adjustment for the depreciation of the tailings ponds. As a result, partial refunds amounting to S/459,000 (equivalent to US$137,000) were obtained. However, the Company’s Management and its legal advisors continued the process by appealing to the Tax Court.

During 2024, the Tax Court confirmed the adjustment for the depreciation of the tailings ponds, for which the legal advisors filed a judicial lawsuit on April 3, 2024, to annul the Tax Court’s ruling, which is pending resolution to date. Finally, during 2024, SUNAT completed the pending refund attributable to the fines paid amounting to S/282,000 (equivalent to US$84,000), resulting in a net receivable of S/715,000 (equivalent to US$213,000) as of December 31, 2024, note 7(c).

Fiscal years 2011, 2012 and 2013

In the years 2015, 2014, and 2017, the Tax Administration notified the Company of fine resolutions for the audits of the fiscal years 2011, 2012, and 2013, respectively. In response, the Company initiated the claim processes and then filed appeals with the Tax Court.

Notes to the consolidated financial statements (continued)

Subsequently, the Tax Court notified the Company of Resolution No. 3062-3-2019, which consolidated the appeal files for the fiscal years 2011, 2012, and 2013, nullifying the adjustment for meal expenses and confirming the observations related to the loss from derivative financial instruments and the expense of royalty payments for the fiscal year 2011 and its impact on the fiscal years 2012 and 2013.

In response, the Company filed an administrative contentious lawsuit in 2019, which was declared unfounded in the first and second instances, and a cassation appeal that was declared unfounded in 2022. As a result, the Company recognized the write-off of the related receivables and provisions for contingencies related to the impact on advance payments in the fiscal years 2012 and 2013.

The company’s Management and its legal advisors filed an amparo lawsuit, which was declared inadmissible in October 2024. In response, the lawyers responsible for the process filed an Appeal against the aforementioned ruling, which is currently pending of resolution.

Fiscal year 2016

During the years 2021 and 2022, the Tax Administration (SUNAT) reviewed the income tax of fiscal year 2016 and issued fine resolutions questioning the depreciation rate of two tailings ponds and the deduction of development costs for the Tajo Smelter Project totaling S/20,380,000 (equivalent to US$6,051,000), determining a reduction of carryforward tax loses. Brocal’s Management and its legal advisors consider these adjustments to be unfounded, so they initiated the claim process.

During 2023, SUNAT resolved the claim appeal by confirming the referred adjustments. Brocal’s Management and its legal advisors consider these adjustments to be unfounded, so they filed an appeal with the Tax Court on June 13, 2023, which is currently pending of resolution.

Fiscal year 2021

During the years 2023 and 2024, the Tax Administration (SUNAT) reviewed the income of the fiscal year 2021 and issued fine resolutions questioning the depreciation rate of two tailings ponds and the deduction of development costs for the Tajo Smelter project totaling S/6,281,000 (equivalent to US$1,865,000). Moreover, they questioned the amount of carryforward tax losses as a result of the adjustments from the audits of the fiscal years 2014 to 2017.

These adjustments reduce the balance in favor of the 2021 tax return, so no debt has been generated. In response, Brocal’s Management and its legal advisors initiated the claim process. In August 2025, SUNAT declared the claim unfounded. Management and the Company’s legal counsel consider that the adjustments lack merit; accordingly, an appeal has been filed before the Tax Court, which is pending resolution as of the reporting date.

Special mining taxes – fiscal year 2022

During 2025, the Tax Administration reviewed the Company’s Special Mining Tax return for all four quarters of the 2022 fiscal year. As a result of this review, SUNAT issued Assessment and Penalty Resolutions for the January–March and April–June quarters, challenging certain costs amounting to S/2,922,000 (equivalent to US$868,000) and operating expenses amounting to S/3,377,000 (equivalent to US$1,003,000), which, according to SUNAT, are not directly related to the generation of income from the sale of minerals.

As a result, a tax liability of S/349,000 (equivalent to US$104,000) was assessed, which was paid on September 4, 2025, in the amount of S/286,000 (equivalent to US$84,000) in order to benefit from the penalty reduction regime. In the opinion of the Company’s legal counsel, there are sufficient grounds to challenge the position of the Tax Administration; accordingly, the amount paid has been recorded as an account receivable in the Company’s financial statements under “Trade and other receivables” (see Note 7(c)), and an appeal was filed on September 25, 2025.

Notes to the consolidated financial statements (continued)

Special mining taxes – fiscal year 2020

Likewise, the Tax Administration reviewed the Company’s Special Mining Tax return for the third and fourth quarters of the 2020 fiscal year. As a result of this review, SUNAT issued Assessment and Penalty Resolutions, challenging certain costs amounting to S/8,893,000 (equivalent to US$2,640,000) and operating expenses amounting to S/2,761,000 (equivalent to US$820,000), which, according to SUNAT, are not directly related to the generation of income from the sale of minerals. In addition, SUNAT challenged exploration expenditures incurred in operating areas amounting to S/8,338,000 (equivalent to US$2,476,000), on the basis that such expenditures should be deferred in the same manner as exploration costs incurred in non-operating areas.

As a consequence, SUNAT assessed a tax liability of S/1,287,000 (equivalent to US$383,000), which was paid on October 17, 2025, in the amount of S/1,053,000 (equivalent to US$315,000) in order to benefit from the penalty reduction regime. In the opinion of the Company’s legal counsel, there are sufficient grounds to challenge the position of the Tax Administration; accordingly, the amount paid has been recorded as an account receivable in the Company’s financial statements under “Trade and other receivables” (see Note 7(c)), and an appeal was filed on October 27, 2025.

Minera la Zanja S.R.L. –

Fiscal years 2013 and 2015

During the years 2016, 2017, and 2018, SUNAT reviewed the income tax of the fiscal years 2013 and 2015 and as a result, did not recognize the payment of profit-sharing of terminated employees, payments for police protection, profit remnants, and the exchange difference related to the mine closure provision. In November 2020, the Tax Court confirmed the adjustment for profit-sharing and the exchange difference for the mine closure provision. With this ruling, SUNAT re-calculated the imputed debt for the fiscal years 2013 and 2015 amounting to S/3,060,000 (equivalent to US$911,000), which La Zanja proceeded to pay under protest and is recorded under “Trade and other receivables,” see note 7(c).

Management of La Zanja and its legal advisors filed an administrative litigation lawsuit on March 9, 2021, which was partially upheld by the Court on June 2, 2025. On June 9, 2025, an appeal was filed before the Superior Court with respect to the portion of the claim that was dismissed.

On September 24, 2025, the Superior Court upheld the ruling issued by the lower court. Accordingly, Management of La Zanja and its legal advisors filed a cassation appeal on September 26, 2025, which is currently pending resolution before the Supreme Court.

Fiscal years 2016

In the course of the year 2022, as a result of the review of the 2016 income tax, the Tax Administration has recalculated and determined a lower tax paid for the 2016 fiscal year amounting to S/4,288,000 (equivalent to US$1,273,000) due to the reduction of the tax credit for the 2015 fiscal year. Updated with fines and interest, this resulted in a debt of S/11,215,000 (equivalent to US$3,330,000). The Management of La Zanja and its legal advisors consider that the objection is unfounded, and therefore, they have initiated the process of claim and appeal. In October 2022, La Zanja paid the assessed tax debt to benefit from the reduction of the fine. The amount disbursed, S/8,959,000 (equivalent to US$2,668,000), is recorded under “Trade and other receivables,” see note 7(c).

In October 2023, the Tax Court confirmed SUNAT’s objection, so the Management of La Zanja and its advisors filed a lawsuit, which, as of the date of this report, is pending resolution in court.

Fiscal year 2018

During the year 2022, the Tax Administration reviewed the income tax of the fiscal year 2018 and as a result, questioned payments to two mine contractors amounting to S/7,777,000 (equivalent to US$2,309,000), an operating expense of S/4,738,000 (equivalent to US$1,407,000), and the derecognition of the tax credit balance for the 2017 fiscal year amounting to S/624,000 (equivalent to US$185,000), thereby reducing the tax loss for the 2018 fiscal year and the corresponding tax credit balance. The Management of La Zanja and its legal advisors consider that the objections are unfounded, and therefore, the process of claim and appeal has been initiated.

Notes to the consolidated financial statements (continued)

Fiscal year 2019

During the year 2023, the Tax Administration conducted a partial audit of the 2019 fiscal year and as a result, assessed a debt of S/6,507,000 (equivalent to US$1,932,000) for the alleged excessive refund of the income tax credit for that year. The Management of La Zanja and its legal advisors consider that this observation is partly unfounded, and therefore, they have initiated the process of claim and appeal.

On December 19, 2023, La Zanja paid the assessed debt, taking advantage of the fine reduction, amounting to S/4,533,000 (equivalent to US$1,350,000), of which S/2,712,000 (equivalent to US$805,000) was recorded as an expense for the 2017 fiscal year balance not contested by La Zanja, and S/1,821,000 (equivalent to US$542,000) is recorded under Long-Term Receivables, see note 7(c), corresponding to the 2019 fiscal year tax credit balance, which is under dispute and pending resolution by the Tax Court. According to the lawyers, a favorable outcome is expected.

Fiscal year 2021

Furthermore, during the year 2023, SUNAT reviewed the income tax of the fiscal year 2021. As a result, on December 28, 2023, they closed the process by questioning the depreciation rate of the leaching platforms amounting to S/14,876,000 (equivalent to U$3,946,000) and the carryforward of tax losses from previous years amounting to S/9,413,000 (equivalent to U$2,497,000), thereby reducing the tax loss. The Management of La Zanja and its legal advisors consider that the objections are unfounded, and therefore, the process of claim and appeal has been initiated.

Procesadora Industrial Río Seco S.A.C. –

Fiscal year 2012 - VAT

The Customs Division of SUNAT has determined an alleged omission in the payment of the Value Added Tax amounting to S/1,815,000 (equivalent to US$539,000) for the importation of certain equipment in 2012 for the construction of the Industrial Plant. SUNAT position is based on the fact that the amount paid by Río Seco for engineering services provided by foreign suppliers should have been included in the customs value. The Management and their legal advisors believe that this observation is unfounded and expect a favorable ruling in the claim and appeal process.

On March 13, 2019, the Tax Court confirmed the observation of the Tax Administration by resolution No 0844-A-2019.

On May 17, 2019, the Tax Administration enforced the collection of the tax debt amounting to S/11,153,000 (equivalent to US$3,229,000 as of December 31, 2024). According to Río Seco’s legal advisors, a favorable outcome is expected in the judicial process that has been initiated, so this collection has been recorded under “Trade and other receivables,” see note 7(c).

On June 13, 2019, Río Seco filed an administrative lawsuit against the Tax Court’s resolution, seeking its annulment by the Judiciary, which is pending resolution as of the date of this report. On April 4, 2025, the Court dismissed the lawsuit, which decision was subsequently upheld by the Superior Court on June 30, 2025. The Company and its legal counsel filed a cassation appeal before the Supreme Court, which was declared inadmissible on December 11, 2025. As a result of this ruling, the Company recognized a charge to profit or loss in 2025 amounting to S/11,153,000 (equivalent to US$3,310,000), related to the liability paid in 2019.

Fiscal year 2020

During 2022, the Tax Administration reviewed the income tax return for fiscal year 2020. As a result of this review, SUNAT issued Assessment and Penalty Resolutions challenging the deduction of S/16,618,000 (equivalent to US$4,934,000), mainly due to the disallowance of depreciation on a portion of its fixed assets amounting to S/15,917,000 (equivalent to US$4,726,000), and determining a liability of S/2,882,000 (equivalent to US$858,000). Management of the Company and its legal advisors consider that the assessments lack merit; therefore, a claims process has been initiated.

On December 28, 2022, Río Seco S.A.C. paid the tax debt to benefit from the fine reduction. The disbursed amount of S/2,298,000 (equivalent to US$684,000) has been recorded under “Trade and other receivables”. On August 28, 2023, SUNAT notified that the claim was declared unfounded, which has been appealed to the Tax Court and is pending resolution. On January 18, 2024, with the support of its legal advisors, the Company filed an appeal before the Tax Court.

Notes to the consolidated financial statements (continued)

Fiscal year 2021

During 2023 and 2024, the Tax Administration reviewed the Company’s income tax return for the 2021 fiscal year. As a result of this review, SUNAT issued Assessment and Penalty Resolutions challenging deductions amounting to S/8,243,000 (equivalent to US$2,448,000), mainly due to the disallowance of depreciation related to a portion of the Company’s property, plant and equipment amounting to S/5,810,000 (equivalent to US$1,725,000). As a result, the income tax credit balance was reduced from S/2,361,000 (equivalent to US$703,000) to S/320,000 (equivalent to US$95,000). Management and the Company’s legal advisors consider that these adjustments lack merit; therefore, the corresponding appeal process was initiated.

On January 31, 2025, SUNAT notified the Company that the claim had been declared unfounded. On March 10, 2025, with the support of its legal advisors, the Company filed an appeal before the Tax Court.

Additionally, on November 20, 2024, SUNAT initiated enforced collection of two installments of the Net Assets Tax for the 2021 fiscal year, which had been offset against the income tax credit balance from the 2020 fiscal year. The Company paid the assessed amount of S/269,000 (equivalent to US$80,000), which, based on the opinion of its tax advisors, has been recorded under the caption “Trade and other accounts receivable” (see Note 7(c), other) until the resolution of the proceedings related to the 2020 fiscal year.

Associate -

Cerro Verde -

Royalties and Special Mining Tax

On June 23, 2004, Law No. 28528 – Mining Royalty Law was approved, requiring holders of mining concessions to pay a mining royalty as economic compensation for the exploitation of metallic and non-metallic mineral resources. This royalty was determined by applying rates ranging from 1% to 3% on the value of the concentrate or its equivalent, according to international market prices published by the Ministry of Energy and Mines. Under the terms of its current stability agreement, which came into effect on January 1, 2014, Cerro Verde began paying mining royalties and a special mining tax on all its production based on Law No. 29788, calculated on operating profit with rates fluctuating between 1% and 12%. The amount paid for the mining royalty is the higher amount resulting from comparing the application of the rate on quarterly operating profit (the rate is established based on the quarterly operating margin) or 1% of the revenues generated by sales made in the calendar quarter.

Under the framework of the previous stability agreement signed in 1998, Cerro Verde determined that the payment of mining royalties was not applicable to all its operations until the end of that contract (December 2013). However, SUNAT demanded the payment of royalties for the periods from December 2006 to December 2013, regarding minerals processed through the concentrator plant that began operating in 2006. In exercising its rights, Cerro Verde challenged the resolutions issued by SUNAT at all respective instances, reaching international instances, as detailed in the following paragraphs.

In February 2020, Freeport-McMoRan Inc. (Freeport) initiated international arbitration proceedings against the Government of Peru on its own behalf and on behalf of the Company under the United States-Peru Trade Promotion Agreement. The hearing took place in May 2023, and the final arguments were presented on July 15, 2023. In April 2020, Sumitomo initiated another international arbitration proceeding against the Government of Peru under the Peru-Netherlands Bilateral Investment Treaty, with the hearing held in February 2023.

On September 16, 2024, Freeport (on its own behalf and on behalf of Cerro Verde) filed a request for partial annulment, seeking the annulment of the part of the award that rejects Freeport’s claims for penalties and interest on the disputed royalties.

Notes to the consolidated financial statements (continued)

The issuance of the arbitral resolution of the Sumitomo case is currently pending.

Other assessments received from SUNAT -

Cerro Verde has also received assessments from SUNAT for additional taxes (other than the mining royalty). A summary of these assessments follows:

		Penalty and
Year	Taxes	interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	7,530	34,120	41,650
2006	6,058	44,109	50,167
2007	9,390	19,906	29,296
2008	9,703	10,160	19,863
2009	8,953	30,582	39,535
2010	6,501	67,404	73,905
2011	5,500	31,838	37,338
2012	—	4,766	4,766
2013	9,109	27,001	36,110
2014	5,655	729	6,384
2015	3,264	26,046	29,310
2016	68,228	3,678	71,906
2017	5,539	3,378	8,917
2018	5,108	4,654	9,762
2019-2020	4,743	542	5,285
2021-2022	10,134	5,662	15,796
	165,415	314,575	479,990

As of December 31, 2025, Cerro Verde has paid US$470.8 million about these disputed tax assessments. A reserve has been applied against these payments for a total of US$178.5 million resulting in a net account receivable of US$292.3 million (US$275.3 million as of December 31, 2024) which Cerro Verde expects will be recovered.

(e)	Letters of credit -

Letters of credit with regional governments and others -

In addition to the letters of credit related to the plans for the closure of mines and projects, mentioned in the note 15(b), the Group maintains letters of credit with regional governments and others for US$196,872,000 as of December 31, 2025 (US$26,392,000 as of December 31, 2024).

Notes to the consolidated financial statements (continued)

31.Transactions with related companies and joint venture

(a)	The Group has carried out the following transactions with its related companies and joint venture in the years 2025, 2024 and 2023:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Associates -
Revenues from:
Energy	3,167	3,950	3,669
Supplies, note 28(a)	203	364	1,104

Purchase of:
Dore silver	1,658	992	340
Supplies	293	114	81

Services rendered to:
Administrative and Management services	4,100	3,337	3,539
Operation and maintenance services related to energy transmission	353	292	310

Services received from:
Desorption and smelting	483	406	265

Contributions granted and paid from:
Tinka Resources Ltd.	—	400	—

Dividends received and collected from:
Sociedad Minera Cerro Verde S.A.A.	107,714	166,468	146,884
Compañía Minera Coimolache S.A.	10,290	2,422	402
	118,004	168,890	147,286
Joint Venture -
Interest income:
Transportadora Callao S.A., note 29(a)	7	21	23

Notes to the consolidated financial statements (continued)

(b)	As a result of the transactions indicated in the paragraph (a), the Group had the following accounts receivable and payable from/to associates:

	2025	2024
	US$(000)	US$(000)

Trade and other receivables, note 7(a)
Compañía Minera Coimolache S.A.	406	669
	406	669
Other receivables, note 7(a)
Transportadora Callao S.A.	1,853	2,279
Compañía Minera Coimolache S.A.	1,173	—
Sociedad Minera Cerro Verde S.A.A.	—	6
	3,026	2,285
	3,432	2,954
Trade and other payables, note 13(a)
Compañía Minera Coimolache S.A.	271	773

Other payables, note 13(a)
Other minor	342	251
	613	1,024

As of December 31, 2025 and 2024, there is no allowance for expected credit losses related to related parties accounts.

Notes to the consolidated financial statements (continued)

(c)	Directors and key personnel −

As of December 31, 2025 and 2024 there were no loans to employees, directors and key personnel.

There are no loans to the Group’s directors and key personnel guaranteed with Buenaventura or any of its subsidiaries’ shares.

The Group’s key executives’ compensation (including the related income taxes assumed by the Group) for the years ended 2025 and 2024 are presented below:

	2025	2024
	US$(000)	US$(000)

Accounts payable:
Bonus to officers	9,868	8,394
Directors’ remuneration	4,433	4,133
Salaries	1,223	993

Total	15,524	13,520

Payments:
Salaries	15,117	12,093
Directors’ remuneration	4,133	1,939
Total	19,250	14,032

Expenses:
Salaries	15,170	12,138
Directors’ remuneration, note 24	4,433	4,332
Total	19,603	16,470

(d)

The account receivable from Consorcio Transportadora Callao corresponds to the disbursements made between 2011 and 2013 by the subsidiary El Brocal in order to participate in the joint venture (see note 10(c)). This account receivable generates interest at an annual fixed rate of 5.82%.

32.Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are the following:

-	Production and sale of minerals (mining units in operation).
-	Construction, development and exploration projects.
-	Energy generation and transmission services.
-	Rental of mining concessions (until July 2024).
-	Holding of investment in shares.
-	Industrial activities.
-	Purchase and sale of mineral (Trading).

Notes to the consolidated financial statements (continued)

The accounting policies used by the Group in reporting segments internally are the same as those contained in the notes of the consolidated financial statements.

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and Net profit or loss and is measured consistently with profit or loss in the Group’s consolidated financial statements.

Corporate information mainly includes the following:

In the segment information of profit or loss -

-

Administrative expenses, other income (expenses), exchange gain (loss), finance costs and income and income tax that cannot be directly allocated to the operational mining units owned by the Parent company (Orcopampa, Julcani, Uchucchacua/Yumpag and Tambomayo).

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

All non-current assets are located in Peru.

Notes to the consolidated financial statements (continued)

													Equity accounted investees
							Construction,						Sociedad	Compañía
					Uchucchacu		development and	Energy		Holding of			Minera	Minera	Tinka	Total	Adjustment
	Colquijirca	Tambomayo	Orcopampa	Julcani	a/ Yumpag	La Zanja	exploration	generation and		investment	Industrial	Other	Cerro Verde	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	mining projects	transmission	Trading	shares	activities	segments	S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2025
Results:
Continuing operations
Operating income
Sales of goods	532,908	113,790	201,917	92,662	596,655	70,080	—	—	100,409	—	81,107	—	4,728,340	245,238	—	6,763,106	(5,042,772)	1,720,334
Sales of services	—	—	—	—	—	—	—	39,207	—	232	11,454	—	—	—	—	50,893	(39,588)	11,305
Total operating income	532,908	113,790	201,917	92,662	596,655	70,080	—	39,207	100,409	232	92,561	—	4,728,340	245,238	—	6,813,999	(5,082,360)	1,731,639

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(264,840)	(74,082)	(82,604)	(41,118)	(154,197)	(35,417)	64	—	(97,281)	—	(77,069)	—	(3,003,338)	(85,471)	—	(3,915,353)	3,164,368	(750,985)
Unabsorbed cost due to production stoppage	(2,968)	—	—	—	—	—	—	—	—	—	(2,683)	—	—	—	—	(5,651)	2,683	(2,968)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(17,299)	—	—	(9,522)	—	—	—	—	(26,821)	22,122	(4,699)
Depreciation and amortization	(47,372)	(26,052)	(10,510)	(15,988)	(16,061)	(2,538)	(64)	(7,458)	—	—	(3,217)	—	—	(11,651)	—	(140,911)	20,773	(120,138)
Exploration in operating units	(11,160)	(6,099)	(6,724)	(9,415)	(18,574)	(13)	—	—	—	—	—	—	—	(5,449)	—	(57,434)	5,528	(51,906)
Mining royalties	(1,201)	(58)	(16,795)	(63)	(432)	(67)	—	—	—	—	—	—	—	—	—	(18,616)	64	(18,552)
Total operating costs	(327,541)	(106,291)	(116,633)	(66,584)	(189,264)	(38,035)	—	(24,757)	(97,281)	—	(92,491)	—	(3,003,338)	(102,571)	—	(4,164,786)	3,215,538	(949,248)
Gross profit (loss)	205,367	7,499	85,284	26,078	407,391	32,045	—	14,450	3,128	232	70	—	1,725,002	142,667	—	2,649,213	(1,866,822)	782,391

Operating expenses, net
Administrative expenses	(9,944)	(3,363)	(5,832)	(2,556)	(16,457)	(1,927)	(1,559)	(2,368)	(30)	(448)	(1,002)	(24,725)	—	(4,576)	(770)	(75,557)	5,344	(70,213)
Selling expenses	(9,494)	(1,248)	(727)	(1,595)	(13,402)	(138)	—	(641)	—	—	(1,418)	—	(128,103)	(1,127)	—	(157,893)	129,231	(28,662)
Exploration in non-operating areas	(11,958)	(533)	—	—	(277)	(3,216)	(1,220)	—	—	—	—	(7,576)	—	—	—	(24,780)	14	(24,766)
Reversal (provision) of contingencies and others	940	21	(286)	(322)	548	22	63	(239)	—	—	—	(1,479)	—	—	—	(732)	—	(732)
Other, net	(7,602)	(6,290)	(2,759)	(1,805)	(4,731)	(1,084)	(1,518)	620	—	678	(1,497)	6,563	393,430	(291)	14	373,728	(398,540)	(24,812)
Total operating expenses, net	(38,058)	(11,413)	(9,604)	(6,278)	(34,319)	(6,343)	(4,234)	(2,628)	(30)	230	(3,917)	(27,217)	265,327	(5,994)	(756)	114,766	(263,951)	(149,185)

Operating income (loss)	167,309	(3,914)	75,680	19,800	373,072	25,702	(4,234)	11,822	3,098	462	(3,847)	(27,217)	1,990,329	136,673	(756)	2,763,979	(2,130,773)	633,206
Share in the results of associates and joint venture	255	—	—	—	—	—	—	8,489	—	70,431	—	404,778	—	—	—	483,953	(176,033)	307,920
Net gain (loss) from currency exchange difference	(533)	(844)	(1,479)	(1,218)	(3,391)	774	129	567	1	(830)	539	71,250	72,439	2,714	16	140,134	(75,167)	64,967
Finance income	4,606	8	9	9	27	607	70	1,424	119	423	288	40,757	32,567	9,074	11	89,999	(41,653)	48,346
Finance costs	(4,660)	(492)	(1,451)	(985)	(823)	(2,337)	(1,505)	(3,536)	(5)	(4)	(1,710)	(69,621)	—	(3,380)	—	(90,509)	3,380	(87,129)
Profit (loss) before income tax	166,977	(5,242)	72,759	17,606	368,885	24,746	(5,540)	18,766	3,213	70,482	(4,730)	419,947	2,095,335	145,081	(729)	3,387,556	(2,420,246)	967,310

Current income tax	(42,140)	(3,062)	(5,673)	(2,413)	(14,708)	(4,240)	—	(3,403)	(53)	(66)	—	(44,575)	(528,930)	(41,272)	—	(690,535)	570,201	(120,334)
Deferred income tax	(125)	—	—	—	—	1,453	—	2,117	—	—	(5,698)	(5,615)	(199,276)	2,781	—	(204,363)	196,496	(7,867)
Total income tax	(42,265)	(3,062)	(5,673)	(2,413)	(14,708)	(2,787)	—	(1,286)	(53)	(66)	(5,698)	(50,190)	(728,206)	(38,491)	—	(894,898)	766,697	(128,201)
Profit (loss) from continuing operations	124,712	(8,304)	67,086	15,193	354,177	21,959	(5,540)	17,480	3,160	70,416	(10,428)	369,757	1,367,129	106,590	(729)	2,492,658	(1,653,549)	839,109

Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,921)

Profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	830,188

Total assets	821,145	84,011	59,920	62,079	403,792	83,628	1,150,035	384,686	39,077	313,330	72,588	3,478,866	9,224,620	534,174	55,342	16,767,293	(10,744,457)	6,022,836
Total liabilities	305,602	38,721	74,854	55,651	93,740	79,872	164,310	102,622	35,918	514	18,171	794,264	1,623,615	198,798	252	3,586,904	(1,831,533)	1,755,371

Other segment information
Investment in associates and joint venture	—	—	—	—	—	—	—	—	—	—	—	1,738,408	—	—	—	1,738,408	—	1,738,408
Additions of property, plant and equipment	60,117	3,157	4,607	3,399	41,390	5,634	375,346	767	—	—	1,503	232	—	—	—	496,152	—	496,152

Notes to the consolidated financial statements (continued)

													Equity accounted investees
								Energy						Compañía
					Uchucchacu		Development	generation	Rental of	Holding of			Sociedad	Minera	Tinka	Total	Adjustment
	Colquijirca	Tambomayo	Orcopampa	Julcani	a/ Yumpag	La Zanja	and exploration	and	mining	investment	Industrial	Other	Minera Cerro	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	mining projects	transmission	concessions	shares	activities	segments	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2024
Results:
Continuing operations
Operating income
Sales of goods	437,897	122,403	169,527	47,658	326,390	38,657	—	—	—	—	43,589	—	4,238,322	119,527	—	5,543,970	(4,396,380)	1,147,590
Sales of services	—	—	—	—	—	—	—	50,003	—	474	19,055	—	—	—	—	69,532	(62,517)	7,015
Total operating income	437,897	122,403	169,527	47,658	326,390	38,657	—	50,003	—	474	62,644	—	4,238,322	119,527	—	5,613,502	(4,458,897)	1,154,605

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(245,156)	(76,825)	(81,068)	(35,118)	(127,900)	(23,417)	86	—	—	—	(37,427)	33	(2,014,585)	(74,035)	—	(2,715,412)	2,146,930	(568,482)
Unabsorbed cost due to production stoppage	(2,135)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,135)	—	(2,135)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(23,512)	—	—	(11,713)	—	—	—	—	(35,225)	32,175	(3,050)
Depreciation and amortization	(62,085)	(42,472)	(12,459)	(5,765)	(19,596)	(4,492)	(86)	(7,774)	—	—	(4,904)	—	(574,194)	(18,867)	—	(752,694)	601,873	(150,821)
Exploration in operating units	(9,445)	(5,223)	(7,460)	(11,691)	(16,070)	(320)	—	—	—	—	—	—	—	(9,527)	—	(59,736)	8,852	(50,884)
Mining royalties	(2,179)	(503)	(15,836)	(190)	(1,237)	(168)	—	—	—	—	—	—	—	(647)	—	(20,760)	814	(19,946)
Total operating costs	(321,000)	(125,023)	(116,823)	(52,764)	(164,803)	(28,397)	—	(31,286)	—	—	(54,044)	33	(2,588,779)	(103,076)	—	(3,585,962)	2,790,644	(795,318)
Gross profit (loss)	116,897	(2,620)	52,704	(5,106)	161,587	10,260	—	18,717	—	474	8,600	33	1,649,543	16,451	—	2,027,540	(1,668,253)	359,287

Operating expenses, net
Administrative expenses	(8,457)	(6,242)	(8,442)	(2,406)	(16,713)	(1,630)	(1,538)	(2,202)	(58)	(369)	(956)	(12,325)	—	(3,397)	(5,363)	(70,098)	8,758	(61,340)
Selling expenses	(12,503)	(2,923)	(630)	(942)	(7,346)	(97)	—	(706)	—	—	(622)	—	(145,771)	(720)	—	(172,260)	146,492	(25,768)
Exploration in non-operating areas	(9,391)	(414)	—	—	(1,871)	(4,007)	(1,090)	—	—	—	—	(5,167)	—	—	—	(21,940)	80	(21,860)
Reversal (provision) of contingencies and others	(1,656)	506	409	(38)	245	541	41	(102)	—	—	—	(543)	—	121	—	(476)	(120)	(596)
Other, net	(13,610)	(1,738)	277	(411)	(6,750)	(1,323)	2,305	(776)	7,159	139,431	352	65,932	(23,688)	98	—	167,258	28,674	195,932
Total operating expenses, net	(45,617)	(10,811)	(8,386)	(3,797)	(32,435)	(6,516)	(282)	(3,786)	7,101	139,062	(1,226)	47,897	(169,459)	(3,898)	(5,363)	(97,516)	183,884	86,368
Operating income (loss)	71,280	(13,431)	44,318	(8,903)	129,152	3,744	(282)	14,931	7,101	139,536	7,374	47,930	1,480,084	12,553	(5,363)	1,930,024	(1,484,369)	445,655
Share in the results of associates and joint venture	127	—	—	—	—	—	—	7,088	—	23,440	—	327,353	—	—	—	358,008	(168,161)	189,847
Finance costs	(133)	(140)	622	462	827	(276)	41	(19)	91	(17)	(170)	(10,472)	—	(734)	—	(9,918)	(55,479)	(65,397)
Net gain (loss) from currency exchange difference	4,714	2	1	2	5	211	3	1,099	48	525	195	5,723	40,623	8,813	—	61,964	(71,148)	(9,184)
Finance income	(6,715)	(309)	(1,785)	(353)	(738)	(2,499)	(237)	(3,860)	(1)	(15)	(6)	(48,877)	(9,552)	(3,524)	—	(78,471)	90,999	12,528
Profit (loss) before income tax	69,273	(13,878)	43,156	(8,792)	129,246	1,180	(475)	19,239	7,239	163,469	7,393	321,657	1,511,155	17,108	(5,363)	2,261,607	(1,688,158)	573,449

Current income tax	(18,147)	(1,593)	(2,189)	(636)	(4,473)	(637)	—	(3,110)	(2,125)	(43,182)	(716)	(25,219)	(557,978)	(4,911)	—	(664,916)	561,800	(103,116)
Deferred income tax	(15,793)	—	—	—	—	(38)	—	(1,981)	—	—	(1,802)	(33,434)	—	(3,084)	—	(56,132)	3,084	(53,048)
Total income tax	(33,940)	(1,593)	(2,189)	(636)	(4,473)	(675)	—	(5,091)	(2,125)	(43,182)	(2,518)	(58,653)	(557,978)	(7,995)	—	(721,048)	564,884	(156,164)
Profit (loss) from continuing operations	35,333	(15,471)	40,967	(9,428)	124,773	505	(475)	14,148	5,114	120,287	4,875	263,004	953,177	9,113	(5,363)	1,540,559	(1,123,274)	417,285
Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,022)

Profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	416,263

Total assets	683,780	106,634	39,093	28,822	258,017	42,203	1,018,559	240,566	1,394	33,858	79,127	2,509,638	8,034,461	384,635	52,097	13,512,884	(8,464,981)	5,047,903
Total liabilities	479,355	39,046	60,823	33,914	74,313	64,786	295,453	225,823	(8,765)	(108,872)	82,058	65,274	1,250,976	128,887	323	2,683,394	(1,195,192)	1,488,202

Other segment information
Investment in associates and joint venture	285,443	—	—	—	—	—	160,203	128,076	—	—	64,690	1,007	1,436,122	100,637	8,616	2,184,794	(636,402)	1,548,392
Additions of property, plant and equipment	24,916	1,444	2,427	1,874	29,727	98	291,101	—	—	—	—	26,651	—	—	—	378,238	—	378,238

Notes to the consolidated financial statements (continued)

														Equity accounted investees
							Construction,					Industrial			Compañía
							development	Energy		Rental of	Holding of	activities		Sociedad	Minera	Tinka	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	and exploration	generation and	Insurance	mining	investment	(Temporary	Other	Minera Cerro	Coimolache	Resources	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	mining projects	transmission	brokerage	concessions	in shares	suspension)	segments	Verde S.A.A	S.A.	Ltd.	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Year 2023
Results:
Continuing operations
Operating income
Sales of goods	51,698	163,308	37,179	108,063	432,616	16,472	—	—	—	—	—	18,224	—	4,143,228	136,949	—	5,107,737	(4,296,776)	810,961
Sales of services	—	—	—	—	—	—	—	53,025	8,099	—	441	1,508	—	—	—	—	63,073	(50,189)	12,884
Total operating income	51,698	163,308	37,179	108,063	432,616	16,472	—	53,025	8,099	—	441	19,732	—	4,143,228	136,949	—	5,170,810	(4,346,965)	823,845
Cost of sales of goods, excluding depreciation and amortization	(15,544)	(73,774)	(32,213)	(70,260)	(248,972)	(29,008)	—	—	—	—	—	(17,783)	—	(2,142,799)	(83,882)	—	(2,714,235)	2,256,881	(457,354)
Unabsorbed cost due to production stoppage	(18,695)	—	—	—	—	—	—	—	—	—	—	(3,927)	—	—	—	—	(22,622)	2,729	(19,893)
Cost of sales of services, excluding depreciation and amortization	—	—	—	—	—	—	—	(34,852)	—	—	—	(1,612)	—	—	—	—	(36,464)	30,221	(6,243)
Depreciation and amortization	(6,279)	(12,625)	(6,693)	(49,863)	(87,216)	(3,855)	—	(9,037)	—	—	—	(6,082)	—	(409,847)	(34,745)	—	(626,242)	445,203	(181,039)
Exploration in operating units	(24,428)	(6,071)	(6,990)	(3,442)	(7,761)	(537)	—	—	—	—	—	—	—	(9,177)	(11,435)	—	(69,841)	20,612	(49,229)
Mining royalties	(268)	(14,307)	(367)	(1,047)	(2,670)	(181)	—	—	—	—	—	—	—	—	(686)	—	(19,526)	687	(18,839)
Total operating costs	(65,214)	(106,777)	(46,263)	(124,612)	(346,619)	(33,581)	—	(43,889)	—	—	—	(29,404)	—	(2,561,823)	(130,748)	—	(3,488,930)	2,756,333	(732,597)
Gross profit (loss)	(13,516)	56,531	(9,084)	(16,549)	85,997	(17,109)	—	9,136	8,099	—	441	(9,672)	—	1,581,405	6,201	—	1,681,880	(1,590,632)	91,248
Operating expenses, net
Administrative expenses	(4,512)	(15,975)	(3,993)	(11,183)	(9,781)	(2,413)	(1,682)	(2,377)	(11,440)	(186)	(365)	(536)	(5,140)	—	(3,772)	(297)	(73,652)	4,469	(69,183)
Selling expenses	(3,343)	(671)	(239)	(2,758)	(11,457)	(61)	—	(748)	—	—	—	(115)	—	(158,244)	(823)	—	(178,459)	159,067	(19,392)
Exploration in non-operating areas	(476)	—	—	—	(4,095)	(3,958)	(1,149)	—	—	—	—	—	(3,828)	—	—	—	(13,506)	54	(13,452)
Reversal (provision) of contingencies and others	1,122	(183)	1,409	(1,184)	1,063	2,085	(194)	83	—	—	127	200	2,398	—	—	—	6,926	1	6,927
Others, net	(2,435)	(899)	(1,074)	99	(10,511)	7,246	(3,750)	56	—	8,551	349	(272)	18,437	(82,042)	1,345	—	(64,900)	89,873	24,973
Total operating expenses, net	(9,644)	(17,728)	(3,897)	(15,026)	(34,781)	2,899	(6,775)	(2,986)	(11,440)	8,365	111	(723)	11,867	(240,286)	(3,250)	(297)	(323,591)	253,464	(70,127)
Operating income (loss)	(23,160)	38,803	(12,981)	(31,575)	51,216	(14,210)	(6,775)	6,150	(3,341)	8,365	552	(10,395)	11,867	1,341,119	2,951	(297)	1,358,289	(1,337,168)	21,121

Share in the results of associates and joint venture	—	—	—	—	(158)	—	—	1,962	—	—	21,517	—	152,371	—	—	—	175,692	(23,467)	152,225
Net gain (loss) from currency exchange difference	112	76	77	143	381	92	307	24	—	10	343	301	17,507	20,476	647	126	40,622	(21,247)	19,375
Finance income	28	4	—	8	2,866	838	13	1,142	5	56	328	308	3,572	36,285	6,298	77	51,828	(42,771)	9,057
Finance costs	(917)	(1,791)	(1,103)	(805)	(7,397)	(2,996)	(517)	(4,178)	(27)	(1)	(2)	(6)	(98,961)	(67,118)	(5,437)	—	(191,256)	72,002	(119,254)
Profit (loss) before income tax	(23,937)	37,092	(14,007)	(32,229)	46,908	(16,276)	(6,972)	5,100	(3,363)	8,430	22,738	(9,792)	86,356	1,330,762	4,459	(94)	1,435,175	(1,352,651)	82,524
Current income tax	(538)	(678)	(134)	—	(17,861)	579	—	(1,912)	(8)	(2,529)	(76)	—	(45,126)	(582,438)	(2,756)	—	(653,477)	584,171	(69,306)
Deferred income tax	—	—	—	—	2,408	—	—	1,411	978	—	—	3,815	18,853	30,640	2,475	—	60,580	(34,268)	26,312
Total income tax	(538)	(678)	(134)	—	(15,453)	579	—	(501)	970	(2,529)	(76)	3,815	(26,273)	(551,798)	(281)	—	(592,897)	549,903	(42,994)
Profit (loss) from continuing operations	(24,475)	36,414	(14,141)	(32,229)	31,455	(15,697)	(6,972)	4,599	(2,393)	5,901	22,662	(5,977)	60,083	778,964	4,178	(94)	842,278	(802,748)	39,530
Discontinued operations loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,848)
Profit for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	32,682
Total assets	222,041	49,707	31,371	143,451	683,311	44,341	694,950	367,130	—	4,854	232,177	65,318	2,917,237	7,930,910	380,331	76,379	13,843,508	(9,309,709)	4,533,799
Total liabilities	62,003	56,185	33,413	30,915	284,819	61,656	59,476	116,398	—	90	402	5,346	695,958	1,250,536	128,955	475	2,786,627	(1,422,039)	1,364,588
Investments in associates and joint venture	—	—	—	—	272,663	—	131,392	119,865	—	1,589	5,402	59,815	1,223	1,416,051	99,059	9,221	2,116,280	(589,157)	1,527,123
Acquisition of long-lived assets	14,353	3,624	828	333	61,772	2,827	150,198	1,168	—	—	—	157	5,898	—	8,929	—	250,087	(11,418)	238,669

Notes to the consolidated financial statements (continued)

Reconciliation of segment profit (loss)

The reconciliation of segment profit (loss) to the consolidated profit (loss) from continuing operations follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Segment profit	2,492,658	1,540,559	842,278
Elimination of profit of equity accounted investees, not consolidated (owned by third parties)	(1,472,990)	(956,928)	(783,048)
Elimination of intercompany sales	(108,782)	(101,048)	(58,690)
Elimination of cost of sales and operating expenses intercompany	104,037	101,048	58,690
Elimination of share in the results of subsidiaries and associates	(176,033)	(168,161)	(23,467)
Other	219	1,815	3,767
Consolidated profit from continuing operations	839,109	417,285	39,530

Reconciliation of segment assets

The reconciliation of segment assets to the consolidated assets follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Segment assets	16,767,293	13,512,884	13,843,508
Elimination of assets of equity accounted investees, not consolidated (owned by third parties)	(9,814,136)	(8,471,193)	(8,387,620)
Elimination of the subsidiaries and associates of the Parent company	(1,105,108)	(1,016,649)	(940,977)
Elimination of intercompany receivables	(33,121)	(33,868)	(16,697)
Other	207,908	1,056,729	35,585
Consolidated assets	6,022,836	5,047,903	4,533,799

Reconciliation of segment liabilities

The reconciliation of segment liabilities to the consolidated liabilities follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Segment liabilities	3,586,904	2,683,394	2,786,627
Elimination of liabilities of equity accounted investees, not consolidated	(1,822,665)	(1,380,186)	(1,379,966)
Elimination of intercompany payables	(21,692)	(240,557)	(43,472)
Other	12,824	425,551	1,399
Consolidated liabilities	1,755,371	1,488,202	1,364,588

Notes to the consolidated financial statements (continued)

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Uchucchacua						Energy	Holding of		Industrial	Total	Adjustments
	(Temporary	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	investment		activities	operating	and
	suspension)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	in shares	Trading	(Operation)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2025
Revenues by type of customers:
Sales by customers -
External	526,819	201,529	81,480	104,182	500,642	885	—	—	96,470	81,107	1,593,114	—	1,593,114
Inter-segment	—	—	—	—	—	66,644	—	—	—	—	66,644	(66,644)	—
	526,819	201,529	81,480	104,182	500,642	67,529	—	—	96,470	81,107	1,659,758	(66,644)	1,593,114
Services -
External	—	—	—	—	—	—	11,305	—	—	—	11,305	—	11,305
Inter-segment	—	—	—	—	—	—	27,902	232	—	11,454	39,588	(39,588)	—
	—	—	—	—	—	—	39,207	232	—	11,454	50,893	(39,588)	11,305
	526,819	201,529	81,480	104,182	500,642	67,529	39,207	232	96,470	92,561	1,710,651	(106,232)	1,604,419

Revenues by geographic region:
Metal and concentrates sales -
Peru	453,552	13,705	81,376	91,070	451,799	67,529	—	—	—	3,123	1,162,154	(66,644)	1,095,510
America - other than Peru	—	187,824	—	13,112	—	—	—	—	—	77,451	278,387	—	278,387
Europe	69,449	—	104	—	31,282	—	—	—	24,166	533	125,534	—	125,534
Asia	3,818	—	—	—	17,561	—	—	—	72,304	—	93,683	—	93,683
	526,819	201,529	81,480	104,182	500,642	67,529	—	—	96,470	81,107	1,659,758	(66,644)	1,593,114
Services -
Peru	—	—	—	—	—	—	39,207	232	—	11,454	50,893	(39,588)	11,305
	526,819	201,529	81,480	104,182	500,642	67,529	39,207	232	96,470	92,561	1,710,651	(106,232)	1,604,419

Revenues by type of good or services:
Sales by metal -
Silver	453,456	774	53,902	45,751	65,496	1,933	—	—	3,638	3,759	628,709	(1,910)	626,799
Gold	42	200,763	27,279	49,784	40,890	68,331	—	—	—	68,339	455,428	(67,424)	388,004
Copper	—	—	583	4,107	492,629	—	—	—	91,122	—	588,441	—	588,441
Zinc	62,543	—	6	5,629	10	—	—	—	—	—	68,188	—	68,188
Lead	29,332	—	1,158	3,814	—	—	—	—	—	—	34,304	—	34,304
Antimony	—	—	309	—	—	—	—	—	—	—	309	—	309
Manganese sulfate	—	—	—	—	—	—	—	—	—	9,114	9,114	—	9,114
	545,373	201,537	83,237	109,085	599,025	70,264	—	—	94,760	81,212	1,784,493	(69,334)	1,715,159
Commercial deductions	(18,554)	(8)	(1,757)	(4,903)	(98,383)	(2,735)	—	—	1,710	(105)	(124,735)	2,690	(122,045)
	526,819	201,529	81,480	104,182	500,642	67,529	—	—	96,470	81,107	1,659,758	(66,644)	1,593,114
Services -	—	—	—	—	—	—	39,207	232	—	11,454	50,893	(39,588)	11,305
	526,819	201,529	81,480	104,182	500,642	67,529	39,207	232	96,470	92,561	1,710,651	(106,232)	1,604,419

Notes to the consolidated financial statements (continued)

									Industrial
	Uchucchacua						Energy	Holding of	activities	Total	Adjustments
	/Yumpag	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	investment	(Temporary	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	in shares	suspension)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2024
Revenues by type of customers:
Sales by customers -
External	328,590	169,779	48,619	121,818	441,456	126	—	—	43,589	1,153,977	—	1,153,977
Inter-segment	—	—	—	—	—	38,852	—	—	—	38,852	(38,852)	—
	328,590	169,779	48,619	121,818	441,456	38,978	—	—	43,589	1,192,829	(38,852)	1,153,977
Services -
External	—	—	—	—	—	—	6,784	231	—	7,015	—	7,015
Inter-segment	—	—	—	—	—	—	43,219	243	19,055	62,517	(62,517)	—
	—	—	—	—	—	—	50,003	474	19,055	69,532	(62,517)	7,015
	328,590	169,779	48,619	121,818	441,456	38,978	50,003	474	62,644	1,262,361	(101,369)	1,160,992

Revenues by geographic region:
Metal and concentrates sales -
Peru	282,474	23,686	45,146	105,445	336,822	38,978	—	—	1,154	833,705	(40,822)	792,883
America - other than Peru	—	146,093	—	16,373	8	—	—	—	42,435	204,909	1,812	206,721
Europe	36,362	—	3,473	—	56,036	—	—	—	—	95,871	158	96,029
Asia	9,754	—	—	—	48,590	—	—	—	—	58,344	—	58,344
	328,590	169,779	48,619	121,818	441,456	38,978	—	—	43,589	1,192,829	(38,852)	1,153,977

Services -
Peru	—	—	—	—	—	—	50,003	474	19,055	69,532	(62,517)	7,015
	328,590	169,779	48,619	121,818	441,456	38,978	50,003	474	62,644	1,262,361	(101,369)	1,160,992

Revenues by type of good or services:
Sales by metal -
Silver	288,883	761	39,038	36,616	48,407	731	—	—	1,673	416,109	(710)	415,400
Gold	—	169,679	10,038	73,700	34,895	39,987	—	—	38,316	366,615	(39,873)	326,742
Copper	—	6	737	1,502	481,301	—	—	—	—	483,547	—	483,546
Zinc	48,589	—	—	10,789	3,747	—	—	—	—	63,125	—	63,125
Lead	25,086	—	1,373	7,381	(61)	—	—	—	—	33,779	—	33,779
Manganese sulfate	—	—	—	—	—	—	—	—	3,658	3,658	—	3,658
	362,558	170,446	51,186	129,989	568,289	40,718	—	—	43,647	1,366,833	(40,583)	1,326,250
Commercial deductions	(33,968)	(667)	(2,567)	(8,171)	(126,833)	(1,740)	—	—	(58)	(174,004)	1,731	(172,273)
	328,590	169,779	48,619	121,818	441,456	38,978	—	—	43,589	1,192,829	(38,852)	1,153,977
Services -	—	—	—	—	—	—	50,003	474	19,055	69,532	(62,517)	7,015
	328,590	169,779	48,619	121,818	441,456	38,978	50,003	474	62,644	1,262,361	(101,369)	1,160,992

Notes to the consolidated financial statements (continued)

							Energy		Rental of	Holding of	Industrial	Total	Adjustments
	Uchucchacua	Orcopampa	Julcani	Tambomayo	Colquijirca	La Zanja	generation and	Insurance	mining	investment	activities	operating	and
	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	(Operation)	transmission	brokerage	concessions	in shares	(Operation)	segments	eliminations	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2023
Revenues by type of customers:
Sales by customers -
External	51,919	163,415	40,386	107,786	432,154	623	—	—	—	—	18,224	814,507	(750)	813,757
Inter-segment	—	—	—	—	—	16,600	—	—	—	—	—	16,600	(16,600)	—
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757
Services -
External	—	—	—	—	—	—	4,785	8,099	—	—	—	12,884	—	12,884
Inter-segment	—	—	—	—	—	—	48,240	—	—	441	1,508	50,189	(50,189)	—
	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641
Revenues by geographic region:
Metal and concentrates sales -
Peru	48,924	32,703	40,386	93,313	315,934	17,223	—	—	—	—	—	548,483	(18,380)	530,103
America - other than Peru	—	130,712	—	14,473	2,834	—	—	—	—	—	18,224	166,243	2,996	169,239
Europe	2,995	—	—	—	54,078	—	—	—	—	—	—	57,073	(1,966)	55,107
Asia	—	—	—	—	59,308	—	—	—	—	—	—	59,308	—	59,308
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757

Services -
	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641

Revenues by type of good or services:
Sales by metal -
Silver	58,440	607	39,986	33,372	63,093	744	—	—	—	—	18,226	214,468	(18,128)	196,340
Gold	—	163,855	671	71,368	26,448	17,414	—	—	—	—	—	279,756	(25)	279,731
Copper	—	—	535	—	466,023	—	—	—	—	—	—	466,558	—	466,558
Zinc	5,326	—	—	7,839	33,455	—	—	—	—	—	—	46,620	—	46,620
Lead	3,636	—	1,009	6,936	9,820	—	—	—	—	—	—	21,401	—	21,401
	67,402	164,462	42,201	119,515	598,839	18,158	—	—	—	—	18,226	1,028,803	(18,153)	1,010,650
Commercial deductions	(15,483)	(1,047)	(1,815)	(11,729)	(166,685)	(935)	—	—	—	—	(2)	(197,696)	803	(196,893)
	51,919	163,415	40,386	107,786	432,154	17,223	—	—	—	—	18,224	831,107	(17,350)	813,757
Services -	—	—	—	—	—	—	53,025	8,099	—	441	1,508	63,073	(50,189)	12,884
	51,919	163,415	40,386	107,786	432,154	17,223	53,025	8,099	—	441	19,732	894,180	(67,539)	826,641

Notes to the consolidated financial statements (continued)

33.Derivative financial instruments

See related accounting policies in Note 2.4(b).

(a)	Copper and Zinc price hedges –

The volatility in the prices of these minerals led Management to enter into futures contracts in previous years. These contracts aimed to reduce the cash flow risk attributable to the fluctuation in the prices of copper and zinc, in line with existing sales commitments, which in total should not exceed 50 percent of the estimated metal content in their production for the next 12 months, according to the risk strategy approved by the Board of Directors.

During the year 2023, Management assessed its hedging risk strategy for the prices of these metals, so the Group did not enter into new futures contracts since the end of the first quarter of 2023 to date. As a result of this decision, as of December 31, 2025 and 2024, the Group had not entered unto any hedging derivative financial instrument contracts related to current prices. In 2023, the Group recognized under the item “Hedging derivative financial instruments” an unrealized loss of US$8,839,000 (US$6,232,000 net of income tax).

(b)	Interest rate hedge –

As of December 31, 2025 and 2024, the Company did not have hedging derivative instruments.

34.Financial - risk management objectives and policies

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

There were no changes in the objectives, policies or processes during the years ended December 31, 2025 and 2024.

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

The sensitivity analyses in this section relate to the positions as of December 31, 2025 and 2024 and have been prepared considering that the proportion of financial instruments in foreign currency are constant.

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

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	increase/decrease	before income tax
		US$(000)
2025
Exchange rate	10%	52,338
Exchange rate	(10)%	(52,338)

2024
Exchange rate	10%	47,488
Exchange rate	(10)%	(47,488)

2023
Exchange rate	10%	66,003
Exchange rate	(10)%	(66,003)

(a.2)	Commodity price risk

The Group is affected by the price volatility of the commodities it mines. The price of mineral sold by the Group has fluctuated historically and is affected by numerous factors beyond its control.

The Group manages its commodity price risk primarily using sales commitments in customer contracts.

(a.3)	Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. During 2025 and 2024, the Group is not exposed to risk of fluctuation of interest rates because all its long-term obligations do not consider floating interest rates.

(b)	Credit risk -

The Group is exposed to credit risk arising from its operating activities (mainly trade accounts receivable and other receivables) and from its financing activities, including bank deposits.

Notes to the consolidated financial statements (continued)

Credit risk related to trade receivables arises from the failure of counterparties to meet their contractual obligations. To mitigate this risk, the Group conducts sales to well-established domestic and foreign customers (see sales concentration in Note 19(d)); therefore, its credit risk is considered low. Trade receivables are current, and the Group performs periodic impairment assessments on an individual basis to determine whether it is necessary to recognize an expected credit loss allowance. As of December 31, 2025, the Group maintains an expected credit loss allowance of US$22,330,000, which originated in prior years and relates to a limited number of debtors with whom no current commercial relationships are maintained. In 2025, 2024, and 2023, no additional expected credit loss allowance was required beyond the amount previously recognized.

Other receivables mainly comprise tax claims, value-added tax recoverable, and other receivables from third parties. Due to the nature of these items, credit risk exposure is primarily related to the recoverability of tax claims and other tax credits. For this purpose, the Group performs ongoing monitoring, with the support of external legal advisors, assessing the probability and timing of collection as well as the recoverability projections of its tax credits. Other receivables from third parties relate to a limited number of existing debtors, and an expected credit loss allowance of US$4,104,000 has been recognized, originating in prior years. Based on the foregoing, the Group considers the credit risk associated with other receivables to be low.

Finally, with respect to bank deposits, the Group places its surplus funds with first-tier financial institutions, applies conservative credit policies, and continuously monitors market conditions affecting these institutions.

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

The Group continually monitors its liquidity risk based on cash flow projections.

Notes to the consolidated financial statements (continued)

An analysis of the Group’s financial liabilities classified according to their maturity presented below, based on undiscounted contractual payments:

	Less than	Between 1	Between 2	More than 5
	1 year	and 2 years	and 5 years	years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2025 -
Trade and other payables	457,832	—	—	—	457,832
Financial obligation – capital	6,750	59,625	—	650,000	716,375
Financial obligation – interest	47,401	45,673	132,600	66,300	291,974
Lease – capital	1,201	978	3,411	1,822	7,412
Lease – interest	496	409	730	155	1,790
Contingent consideration liability	4,634	5,249	18,030	61,822	89,735

	518,314	111,934	154,771	780,099	1,565,118

As of December 31, 2024 -
Trade and other payables	358,789	—	—	—	358,789
Financial obligation – capital	8,437	556,750	57,938	—	623,125
Financial obligation – interest	34,619	33,366	726	—	68,711
Lease – capital	1,819	1,196	2,551	1,907	7,473
Lease – interest	564	555	974	265	2,358
Contingent consideration liability	—	9,768	5,412	42,752	57,932

	404,228	601,635	67,601	44,924	1,118,388

(d)	Capital management -

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

No changes were made in the objectives, policies or processes for managing capital during the years 2025 and 2024.

Notes to the consolidated financial statements (continued)

35.Fair value measurement

Fair value disclosure of assets and liabilities according to its hierarchy -

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

		Fair value measurement using:
		Quoted prices
		in active	Observable	Unobservable
	Carrying	markets	inputs	inputs
	value	(Level 1)	(Level 2)	(Level 3)
	US$(000)	US$(000)	US$(000)	US$(000)

As of December 31, 2025 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	384,171	—	384,171	—
Contingent consideration liability	39,347	—	39,347	—
Fair value of liabilities at amortized cost:
Financial obligations	702,255	—	763,478	—

As of December 31, 2024 -
Assets and liabilities measured at fair value:
Fair value of account receivable (subject to provisional pricing)	110,072	—	110,072	—
Contingent consideration liability	28,271	—	28,271	—

Fair value of liabilities at amortized cost:
Financial obligations	619,309	—	619,309	—

Financial instruments whose fair value is similar to their book value –

For financial assets and liabilities such as cash and cash equivalents, trade and other receivables, trade and other payables that are liquid or have short-term maturities (less than three months), it is estimated that their book value is similar to their fair value. Likewise, derivatives are recorded at fair value, so there are no differences to disclose.

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

Based on the foregoing, there are no important existing differences between the book value and the fair value of the assets and financial liabilities as of December 31, 2025 and 2024. There were no transfers between Level 1 and Level 2 during 2025 and 2024.

Notes to the consolidated financial statements (continued)

Fair value measurements using significant unobservable inputs (level 3) –

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value as of
	December 31,	Unobservable		Relationship of unobservable
Description	2025	inputs	Range of inputs	inputs to fair value
Contingent consideration liability	39,347	Rate before taxes	12.41%	A 10% increase / decrease in the discount rate would result in an increase / decrease in fair value of US$2.8 million.

		Expected annual production DMT		If expected sales were to increase or decrease by 10%, fair value would increase / decrease by US$3.9 million.

36.Events after the reporting period

In accordance with IFRS accounting standards, the attached consolidated financial statements were prepared based on the conditions existing as of December 31, 2025, and considering those events occurring after that date that provided evidence of conditions existing at the end of the reporting period. The events that occurred after the reporting date that require a disclosure in the consolidated financial statements are described below:

-

At the Board of Directors meeting of the subsidiary El Brocal held on February 13, 2026. The Board agreed to submit, for consideration by the General Shareholders’ Meeting, a dividends distribution proposal amounting to US$55.46 million, based on profit as of December 31, 2025. This proposal was approved by El Brocal General Shareholders’ Metting on March 23, 2026, and is scheduled to be fully paid by April 30, 2026.

-

On January 5, 2026, during a board meeting, the associate Cerro Verde approved the distribution of dividends based on accumulated results as of September 30, 2025, amounting to US$500 million, of which US$97.9 million corresponds to the Group. These dividends were paid on January 29, 2026. Additionally, during Cerro Verde’s General Shareholders’ Meeting held on March 23, 2026, an additional dividend proposal of US$300 million, of which US$58.7 million corresponds to Buenaventura, was approved, based on the profit obtained as of December 31, 2025, these dividends were paid on April 24, 2026.

-

On February 26, 2026, the Company’s Board of Directors agreed to submit to the consideration of the General Shareholders’ Meeting a proposal for the distribution of dividends for an amount of US$272.99 million, based on the profit obtained as of December 31, 2025. This proposal was approved by The General Shareholders’ Meeting on March 30, 2026, and is scheduled to be fully paid by April 30, 2026.

-

On March 3, 2026, during a board meeting, the associate Compañía Minera Coimolache approved the distribution of dividends based on accumulated results as of December 31, 2025, amounting to US$28.2 million, of which US$11.3 million corresponds to the Group. These dividends were paid on March 30, 2026

No other significant events occurred after the closing date until the Board of Directors’ date, April 29, 2026, that need to be disclosed, in addition to those mentioned in the previous paragraph.

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2025, 2024 and 2023
together with the Report of Independent Auditors

Sociedad Minera Cerro Verde S.A.A.

Financial Statements for the years 2025, 2024 and 2023
together with the Report of Independent Auditors

Report of independent auditors

To the Shareholders and the Board of Directors of Sociedad Minera Cerro Verde S.A.A.

Opinion

We have audited the financial statements of Sociedad Minera Cerro Verde S.A.A. (the Company), which comprise the statements of financial position as of December 31, 2025 and 2024 and the related statements of comprehensive income, changes in shareholders’ equity and cash flows for the three years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the three years then ended, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, for at least, but not limited to, twelve months from the end of the reporting period; disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

-	Exercise professional judgment and maintain professional skepticism throughout the audit.
-

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

-

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

-

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

-

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Report of independent auditors (continued)

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Emphasis of matter

As discussed in Notes 24, 25 and 26 to the financial statements, the Company prepares its financial statements in accordance with IFRS accounting standards, which differ from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

/s/ Tanaka, Valdivia, Arribas & Asociados S. Civil de R.L.

A member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2007.

Lima, Peru,

April 29, 2026

Sociedad Minera Cerro Verde S.A.A.

Statement of financial position

As of December 31, 2025 and 2024

	Note	2025	2024
		US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	3	1,088,073	689,677
Trade accounts receivable, net		298	10
Other accounts receivable, net		7,297	8,554
Trade accounts receivable - Related parties	4,21	892,101	502,565
Other non-financial assets	6	116,780	28,853
Inventories	5	677,136	638,868
Prepayments		15,951	7,314
Total current assets		2,797,636	1,875,841
Non - current assets
Inventories	5	235,321	264,004
Property, plant and equipment, net	7	5,755,547	5,580,816
Intangible assets, net		4,437	6,779
Other non-financial assets	6	425,771	298,685
Prepayments		5,908	8,336
Total non-current assets		6,426,984	6,158,620
Total assets		9,224,620	8,034,461
Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	8	314,064	283,807
Accounts payable - Related parties	4	2,879	5,623
Income tax payable	13(b)	157,765	88,307
Benefits to employees		126,591	107,841
Other accounts payable	9	32,884	25,414
Other financial liabilities	10	25,130	9,447
Provisions	11	2,536	7,011
Total current liabilities		661,849	527,450
Non - current liabilities
Other financial liabilities	10	87,208	41,176
Benefits to employees		7,491	3,793
Provisions	11	250,507	247,427
Income tax payable	13(b)	2,369	16,215
Deferred income tax liability	13(g)	614,191	414,915
Total non-current liabilities		961,766	723,526
Total liabilities		1,623,615	1,250,976
Shareholders’ equity
Capital stock	12 (a)	990,659	990,659
Other capital reserves	12 (b)	198,132	198,132
Other equity contributions	12 (d)	11,115	10,724
Retained earnings		6,401,099	5,583,970
Total shareholders’ equity		7,601,005	6,783,485

Total liabilities and shareholders’ equity		9,224,620	8,034,461

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of comprehensive income

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		US$(000)	US$(000)	US$(000)

Revenues	14	4,728,340	4,238,322	4,143,228
Cost of sales	15	(2,562,301)	(2,588,779)	(2,563,519)
Gross Margin		2,166,039	1,649,543	1,579,709

Operating expenses
Selling expenses	16	(118,643)	(145,771)	(158,244)
Other operating expenses	17	(63,528)	(23,688)	(91,219)
Other operating income	17	6,510	5,414	3,406
		(175,661)	(164,045)	(246,057)
Operating Profit		1,990,378	1,485,498	1,333,652

Financial income	18	40,012	40,623	36,285
Financial expenses	18	(7,495)	(9,552)	(67,118)
Foreign exchange gain difference, net	2(c)	72,439	1,162	20,476

Profit before income tax		2,095,334	1,517,731	1,323,295

Income tax expense	13(b)	(728,205)	(564,554)	(544,331)

Profit for the year		1,367,129	953,177	778,964

Basic and diluted profit per share (in US$)	19	3.905	2.723	2.225

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of changes in shareholders’ equity

For the years ended December 31, 2025, 2024 and 2023

		Capital	Other capital	Other equity	Retained
	Note	stock	reserves	contributions	earnings	Total
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 01, 2023	12	990,659	198,132	10,807	5,451,829	6,651,427

Cash dividend declared and paid	12(c)	—	—	—	(750,000)	(750,000)
Stock-based compensation	12(d)	—	—	(17)	—	(17)
Profit for the year		—	—	—	778,964	778,964

Balance as of December 31, 2023	12	990,659	198,132	10,790	5,480,793	6,680,374

Cash dividend declared and paid	12(c)	—	—	—	(850,000)	(850,000)
Stock-based compensation	12(d)	—	—	(66)	—	(66)
Profit for the year		—	—	—	953,177	953,177

Balance as of December 31, 2024	12	990,659	198,132	10,724	5,583,970	6,783,485

Cash dividend declared and paid	12(c)	—	—	—	(550,000)	(550,000)
Stock-based compensation	12(d)	—	—	391	—	391
Profit for the year		—	—	—	1,367,129	1,367,129

Balance as of December 31, 2025	12	990,659	198,132	11,115	6,401,099	7,601,005

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Statements of cash flows

For the years ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		US$(000)	US$(000)	US$(000)

Operating activities
Profit for the year	19	1,367,129	953,177	778,964
Adjustments to reconcile profit for the year with the cash provided from operating activities for:
Income tax expense	13	754,929	566,927	545,948
Depreciation and amortization	15	654,038	585,346	543,658
Work in progress stockpiles write-off		—	—	1,527
Accretion on the provision for remediation and mine closure	11	11,392	11,160	9,917
Loss on materials obsolescence, net		959	6,897	12,496
Reversal of Supplemental fund retirement deferred	17	—	(5,414)	—
Loss on asset values impairment		21	19	3,546
Loss on sale of property, plant and equipment		3,371	370	138
Gain on uncertain income tax positions	13	(26,724)	(2,373)	(1,617)
Loss on sale of property, plant and equipment		—	—	2,164
Share-based payments cost	4	2,552	2,166	2,776
Net changes in assets and liabilities
Decrease (increase) in assets
Trade accounts receivable and related party receivable		(389,824)	78,498	113,420
Other accounts receivable		(4,412)	(825)	1,178
Inventories		(10,544)	35,942	(22,305)
Other non-financial assets		(39,222)	9,418	52,204
Increase (decrease) in liabilities
Trade accounts payable		36,202	(9,950)	(31,375)
Other accounts payable		18,700	2,721	(15,981)
Benefits to employees		23,518	2,651	(26,396)
Other provisions		(4,294)	14,851	2,129
Interest paid (not included in the financing activities)		(1,789)	(1,765)	(1,774)
Interest on lease payments	10(a)	(5,083)	(3,320)	(3,685)
Income tax paid		(650,996)	(547,898)	(599,674)

Net cash and cash equivalents provided by operating activities		1,739,923	1,698,598	1,367,258

Statements of cash flows (continued)

	Note	2025	2024	2023
		US$(000)	US$(000)	US$(000)

Investing activities
Proceeds from the sale of property, plant and equipment		965	271	2,277
Purchases of property, plant and equipment	7,8	(388,382)	(345,802)	(312,206)
Stripping activity asset	7	(381,615)	(312,608)	(344,054)
Net cash and cash equivalents used in investing activities		(769,032)	(658,139)	(653,983)

Financing activities
Dividend payments	12(c)	(550,000)	(850,000)	(750,000)
Lease principal payments	10(a)	(22,495)	(10,398)	(7,423)
Net cash and cash equivalents used in financing activities		(572,495)	(860,398)	(757,423)

Net decrease in cash and cash equivalents		398,396	180,061	(44,148)
Cash and cash equivalents at beginning of year		689,677	509,616	553,764

Cash and cash equivalents at the end of the year	3	1,088,073	689,677	509,616

Transactions with no effects in cash flows:
Changes to the provision for remediation and mine closure	11(c)	8,167	36,885	(40,425)

The accompanying notes are an integral part of these financial statements.

Sociedad Minera Cerro Verde S.A.A.

Notes to the Financial Statements

As of December 31, 2025, 2024 and 2023

1.     Identification and business activity

(a)	Identification -

Sociedad Minera Cerro Verde S.A.A. (the Company) was incorporated in Peru on August 20, 1993, as a result of the privatization process of certain mining units carried out by the Peruvian State in that year. The Company’s shares began being listed on the Lima Stock Exchange on November 14, 2000.

Freeport Minerals Corporation (FMC) and Cyprus Climax Metals Company, a wholly owned subsidiary of Freeport-McMoRan Inc. (Freeport), own 55.08% of the voting shares of the Company. SMM Cerro Verde Netherlands B.V. (SMM Cerro Verde), a subsidiary of Sumitomo Metal Mining Company Ltd. (Sumitomo),owns 21.00%, Compañía de Minas Buenaventura S.A.A. (Buenaventura) owns 19.58%, and other stakeholders own the remaining 4.34%.

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

The Company’s operation consists of an open-pit mine and two concentrating facilities with an annual average permitted milling capacity of 409,500 metric tons of ore per day (mtpd) with the ability of annually treating up to a maximum of 10% more for a total of 450,450 mtpd. The Company also operates a 100,000-metric-ton-per-day run of mine leach system coupled with a solution extraction and electrowinning (SX/EW) leaching facilities, which has a production capacity of approximately 200 million pounds of copper per year. The leaching and flotation process carried out at these plants are part of the benefit concession “Planta de Beneficio Cerro Verde.”

(c)	Financial statements approval –

The financial statements for the year ended December 31, 2025, have been approved by the Company’s Management on April 29, 2026, and the subsequent events have been considered through those date.

The financial statements for the year ended December 31, 2024, were approved and authorized by the Company’s Management on April 29, 2025.

2.     Material accounting principles and policies

The material accounting policies applied in the preparation of the financial statements are summarized below:

(a)	Compliance declaration and Basis for preparation and presentation -

The financial statements of the Company have been prepared and presented in accordance with IFRS Accounting Standards issued by the International Accounting Standards Boards (IASB) in effect as of December 31, 2025, 2024 and 2023.

The financial statements have been prepared based on historical cost, except for accounts receivable and/or payable related to embedded derivatives, which have been measured at fair value (see Note 2(d)). The financial statements are presented in United States (U.S.) dollars (US$) and include the years ended December 31, 2025, 2024 and 2023.

The Company’s management has determined that the only reportable business based on the reports used by the chief operating decision maker is the production and marketing of concentrates and cathodes.

Notes to the Financial Statements (continued)

(b)	Use of judgments, estimates and assumptions -

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions in order to determine the amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities as of December 31, 2025, and December 31, 2024, and the amounts of reported revenues and expenses for the years ended December 31, 2025, 2024 and 2023.

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

Notes to the Financial Statements (continued)

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

(iv) Inventories -

Net realizable value (NRV) tests are performed monthly and represent the estimated future sales price of the product based on prevailing spot metal prices, less estimated costs to complete production and bring the inventory to sale. Additionally, in calculating the NRV of the Company’s long-term stockpiles, management also considers the time value of money.

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

Notes to the Financial Statements (continued)

(v)   Asset impairment -

Management has determined that the Company’s operations consist of one cash generating unit. The Company’s operations are evaluated at each reporting date in order to determine if there are impairment indicators. If any such indication exists, the Company makes an estimate of the recoverable amount, which is the higher of (i) the fair value less costs of disposal or (ii) the value in use. These assessments require the use of estimates and assumptions, including long-term commodity prices, discount rates, operating costs and other factors.

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

(c)   Foreign Currency Conversion -

Functional currency and reporting currency -

The functional and reporting currencies of the Company are United States (U.S.) dollars (US$).

Transactions and balances in foreign currency -

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

The Company uses Peruvian Sol (S/) exchange rates published by the Superintendence of Banking, Insurance and Pension Fund Administrators. As of December 31, 2025, and December 31, 2024, the monetary assets and liabilities denominated in foreign currency were converted using the exchange rates for selling of S/3.368 and S/3.770 per US$1 respectively.

For the years ended December 31, 2025 and 2024, the Company recorded a foreign exchange gain, net, of US$72.4 million and US$1.2 million, respectively. The increase for the year ended December 31, 2025, is mainly explained by an appreciation of the Peruvian sol against the U.S. dollar.

(d)   Financial assets –

Initial recognition and measurement -

At initial recognition, financial assets are classified and measured at either amortized cost, or fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15, “Revenue from Contracts with Customers.”

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets or both.

Notes to the Financial Statements (continued)

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

Accounts Receivables -

The Company’s receivables include current and non-current trade and other accounts receivable. These receivables are stated at their transaction value, net of an allowance for expected credit loss. Trade accounts receivable are generated primarily from the Company’s concentrate and cathode sales, are denominated in U.S. dollars, have current maturities, do not bear interest and have no specific guarantees.

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

Notes to the Financial Statements (continued)

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

(e)   Financial liabilities -

All financial liabilities are recognized initially at fair value and in the case of accounts payable and other financial liabilities, net of directly attributable transaction costs. The Company’s financial liabilities include loans, trade and other payables and other financial liabilities.

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

(g)   Property, plant and equipment -

Property, plant and equipment, are valued at historical cost, including costs that are directly attributed to the construction or acquisition of the asset, net of accumulated depreciation, amortization and impairment.

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

When the book value of an asset exceeds its recoverable amount, the asset is considered impaired and is reduced to its recoverable amount. When evaluating the value in use, the future estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects current market evaluations of the time value of money and the specific risks to the asset.

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

For the years ended December 31, 2025 and 2024, the Company did not identify significant indicators of impairment. During 2023, a loss of US$3.5 million was recorded as an asset impairment related to a damaged primary crusher.

(h)   Leases -

The Company assesses all arrangements, at contract inception, to determine whether they are, or contain, a lease. A contract containing a lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company is a lessee but is not a lessor in any transactions.

Notes to the Financial Statements (continued)

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

Years

Land	30
Buildings and other constructions	Between 1 and 10
Machinery and equipment	Between 1 and 10

The right-of-use assets are also subject to impairment. The Company did not make any impairment adjustments as of December 31, 2025, 2024 and 2023.

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

Notes to the Financial Statements (continued)

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

The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Company considers the only performance obligation to be the delivery of the goods. In determining the transaction price for the sale of copper concentrates and copper cathode, the Company considers the effect of variable consideration and the existence of significant financing components.

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

From April 5, 2025, to September 8, 2025, the United States imposed a 10% tariff on molybdenum imports from Peru as part of a reciprocal tariff policy. The Company, as stipulated in an addendum to its contract with Climax Molybdenum Marketing Corporation (Climax, a wholly owned subsidiary of FMC), assumed this tariff and recognized it as a deduction from its molybdenum sales revenue of US$8.5 million (see Note 4 (c)).

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

Notes to the Financial Statements (continued)

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

Sales of copper concentrates and cathodes at provisional prices include a gain (loss) to be received at the end of the trading period; this is considered a variable consideration. Changes in price during the listing period are recognized within “Revenues”.

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

Contract balances -

Contract assets -

A contract asset is the right to receive consideration in exchange for goods or services transferred to the customer. If the Company transfers goods or services to a customer before the customer pays for those goods or services or before payment is due, a contract asset is recognized for the earned consideration that is conditional. The Company does not have any contract assets as performance and a right to consideration occurs within a short period of time and all rights to consideration are unconditional.

Trade receivables -

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). See Note 2(d) for accounting policies for financial assets.

Notes to the Financial Statements (continued)

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

(l)Income taxes, deferred taxes and other taxes -

Income taxes -

Income tax assets and liabilities are measured at the amounts expected to be paid to or recovered from the tax authorities. The amount of current tax payable or receivable is the best estimate of the tax amount to be paid or received that reflects uncertainty related to income taxes, if any. The tax rates and tax laws that are applied to compute the amounts are those that are enacted or substantially enacted at the end of the reporting period. The Company calculates the provision for income tax in accordance with the Peruvian tax legislation in force. For the years ended December 31, 2025, 2024 and 2023, the Company was subject to an income tax rate of 32% (see Note 13(b)).

Uncertainty about the treatment of income taxes –

The Company determines whether it considers each uncertain tax treatment separately or in conjunction with one or more other uncertain tax treatments based on the approach that best predicts the resolution of the uncertainty.

The Company makes judgments and estimates when there is uncertainty regarding the income tax treatments (see Notes 6 and 11 (d)).

The Company has uncertain tax positions, mainly related to depreciation of fixed asset.

The Company determined, based on its tax compliance and transfer pricing study, that its tax treatments are likely to be accepted by the tax authorities (see Notes 6 and 11 (d)).

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

Notes to the Financial Statements (continued)

The amount to be paid for mining royalties will be the greater of (i) a progressive rate ranging from 1% to 12% of quarterly operating income depending upon the Company’s level of operating margins or (ii) 1% of quarterly sales. Mining royalties calculated on sales are presented in “Other operational expenses.” Mining royalties and special mining tax are accounted for in accordance with International Accounting Standard (IAS) 12, “Income Tax,” because they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on income rather than physical quantities produced or as a percentage of revenue after adjustment for temporary differences. Legal rules and rates used to calculate the amounts payable are those in effect on the date of the statement of financial position.

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

(m)Benefits to employees -

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

The long-term portion of “Provision for employee benefits” in the statement of financial position includes bonuses agreed to in the union agreements signed by the Company.

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

Notes to the Financial Statements (continued)

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(o)   Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common shares outstanding during the period. When the number of shares is modified because of capitalization of retained earnings, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. For the years ended December 31, 2025 and 2024, the Company did not have any financial instruments with dilutive effects; as a result, the basic and diluted shares are the same in all periods presented.

(p)Comparative information -

The financial statements provide comparative information in respect of the previous year. Based on IAS 19 “Employee Benefits”, the company for the year ended December 31, 2024 recognize the Mining Retirement Supplementary Fund (SRF) contribution as an operating cost (until the year ended December 31, 2023 it was recognized as an income tax). The deferred tax liability of US$5.4 million associated with SRF that was calculated until December 31, 2023 has been reversed resulting a benefit which has been recognized in “Other income” item of the statement of comprehensive income (see note 17). For comparative information purposes, the Company has reclassified for the year 2023 US$7.5 million from the income tax item to the “Cost of sales” item (see note 15(c)), and in turn US$7.5 million from the “income tax liability” item to the “Other accounts payable” item (see note 9).

(q)IFRS accounting standards amendments to apply -

Although there are several amendments to IFRS accounting standards that have an effective date prior to December 31, 2025, or that will have an effective date in future years, this section only explains those IFRS accounting standards that have been implemented in the reporting period of these financial statements or that would be implemented in the future, and in Management’s opinion, apply to the Company.

During the year 2024 the Company applied the Amendment to IAS 1, “Classification of liabilities as current or non-current and Non-Current Liabilities with Covenants.” The impacts of this change were not significant for the Company.

Below is a summary of the improvements and/or modifications to IFRS accounting standards that are not yet effective, but would be applicable to the Company:

IFRS 18: Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1, “Presentation of Financial Statements.” IFRS 18 introduces new requirements for presentation within the statement of comprehensive income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of comprehensive income into one of five categories: operating, investing, financing, income taxes and discontinued operations.

The standard requires disclosure of performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7, “Statement of Cash Flows,” which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

Notes to the Financial Statements (continued)

The Company is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the financial statements. The initial material impacts on the presentation of financial statements that the Company has identified to date are as follows:

-	Foreign exchange differences will be classified within the same category as the income and expenses from which they originate.
-	Interest received and paid will be classified under investing activities and financing activities, respectively, in the statement of cash flows.
-	Performance measures defined by management will be disclosed.
-	A reconciliation, for each line item of the statements of comprehensive income between the restated amounts presented under IFRS 18 and the amounts previously presented under IAS 1.

3.      Cash and cash equivalents

This item is made up as follows:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)

Cash in banks (a)	214,198	218,776
Cash equivalents (b)	873,875	470,901

	1,088,073	689,677
(a)	As of December 31, 2025 and 2024, correspond to fund balances held in local and foreign bank accounts, which are unrestricted funds and generate interest.
(b)

Cash equivalents as of December 31, 2025 and 2024, includes a portfolio of investments in highly marketable liquid investments (mainly investments classified as “AAA” by Standard & Poor’s and Moody’s) which yield variable returns, and are classified as cash equivalents because they are readily convertible to known amounts of cash and management plans to use them for its short-term cash needs. Because of the short maturity of these investments (i.e., less than 90 days), the carrying amount of these investments corresponds to their fair value at the date of the financial statements. Changes in the fair value of these investments are presented in the “Financial income” caption (see Note 18).

Notes to the Financial Statements (continued)

4.     Trade receivable from and payable to related parties

Accounts receivable from related parties and accounts payable to related parties are made up as follows:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)

Accounts receivable from related parties
Parent Company
FMC (a)	707,590	517,555
Other related parties
Sumitomo (b)	35,503	14,966
Climax Molybdenum Marketing Corporation (c)	11,938	7,648
Embedded derivatives
Embedded derivatives (d)	137,070	(37,604)

Total accounts receivable from related parties	892,101	502,565

Classification by measurement
Accounts receivables from related parties (subject to provisional pricing)	574,774	396,931
Accounts receivables from related parties (not subject to provisional pricing)	180,257	143,238
Embedded derivatives (d)	137,070	(37,604)

	892,101	502,565

Accounts payable to related parties
Parent Company
FMC	225	2,617
Other related parties
Freeport-McMoRan Sales Company Inc.	2,479	2,811
Minera Freeport-McMoRan South America Ltda	175	195

Total accounts payable to related parties	2,879	5,623
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

(c)

The Company has long-term agreements with Climax through which it has committed to sell 100% of its annual molybdenum concentrate production, at a price based on MWDO and under incoterm CIF from February 1, 2020, through December 31, 2024, and will continue in force until one of the parties communicates its intentions to terminate with a written notice. During 2025, a contractual amendment was incorporated related to a reciprocal tariff deduction. Under this amendment, for as long as tariffs are imposed on molybdenum imports into the U.S. the Company will absorb 10% of the sales price determined according to the conditions of the contract (see Note 2(k)). The tariffs on imports of molybdenum concentrate into the U.S. were in effect from April 5 to September 8, 2025.

Notes to the Financial Statements (continued)

(d)	Reflects the embedded derivative adjustment associated with accounts receivable from related parties (see Note 2(d) and 21).

Short-term and long-term employee benefits are recognized as expenses during the period earned. Benefits received by key management personnel represent 0.24%, 0.26% and 0.27% of total revenues for the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, Freeport granted stock-based compensation to certain key management personnel (see Note 12(d)).

Terms and transactions with related parties -

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any accounts receivable from related parties. As of December 31, 2025, 2024 and 2023, the Company had not recorded any expected credit loss in accounts receivable from related parties.

The following is a summary of the transactions with related entities (not including copper and molybdenum sales described in Note 14) for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Revenues
Supplies	588	360	—
Reimbursement of expenses	98	17	344
	686	377	344

Expenses
Information technology services (a)	59,640	26,548	25,055
Commissions	8,171	9,782	11,347
Management fee (see Note 15)	2,891	3,227	3,098
Stock-based compensation (b)	2,552	2,166	2,776
Supplies	6	67	6

	73,260	41,790	42,282

Others
Information systems	170	1,330	—
Low-value equipment	—	30	—
	170	1,360	—
(a)	For the year ended December 31, 2025, includes a portion of FMC’s expenditures associated with the deployment of a new enterprise resource management system for US$27.4 million (see Note 17).

(b)	As indicated in the table above, for the years ended as of December 31, 2025, 2024 and 2023, the expense for stock-based compensation amounted to US$2.6 million, US$2.2 million and US$2.8 million, respectively. For the years ended as of December 31, 2025 and 2024, the related payments / settlements totaled US$2.2 million and for the year ended as of December 31, 2023 was US$2.1 million. This activity resulted in a net increase of US$0.4 million for the year ended December 31, 2025, and a decrease of US$0.1 million as of December 31, 2024, in “Other equity contributions” in the statement of changes in shareholder’s equity.

Notes to the Financial Statements (continued)

5.    Inventories

This item is made up as follows:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)
Current
Materials and supplies (a)	503,925	458,203
Work-in-process (WIP) (b)	159,828	159,354
Finished goods:
Copper cathode	7,636	4,043
Copper concentrate	4,137	13,085
Molybdenum concentrate	1,610	4,183
	677,136	638,868
Non-current
Work-in-process WIP (b)	235,321	264,004

Total inventories	912,457	902,872
(a)

For the years ended December 31, 2025, 2024 and 2023, the Company recognized an expense associated with materials and supplies obsolescence of US$1.0 million, US$6.9 million and US$12.5 million, respectively (see note 15).

(b)

WIP inventories represent mill and leach stockpiles that have been extracted from the open pit and are available for copper recovery. Based on the future mine plan production, the Company identifies the portion of inventory that is classified as current or non-current. For mill stockpiles, recovery is through milling and concentrating. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve copper and deliver it in a solution to extraction processing facilities. For the years ended December 31, 2025 and 2024, the Company did not record any inventory adjustment for work in process. For the year ended December 31, 2023, the Company recorded metal inventory adjustment totaling US$1.5 million associated with the write-off of leach and certain long-term mill stockpiles (see note 15).

Notes to the Financial Statements (continued)

6.    Other non-financial assets

This item is made up as follows:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)

Current
Other receivables (a)	80,729	—
Value added tax credit	36,051	28,853
	116,780	28,853
Non-current
Other receivables (a)	292,257	275,257
Uncertain tax positions (b)	131,335	21,481
Other taxes to be recovered	2,179	1,947
	425,771	298,685

Total other non-financial assets	542,551	327,538
(a)

As of December 31, 2025, the current portion corresponds to refund requests related to tax credits determined by SUNAT (National Superintendence of Customs and Tax Administration) as a result of the completion of 2020 tax audit. (see Note 13(f)).

As of December 31, 2025, the non-current portion corresponds to disbursements made to SUNAT under protest by the Company through year 2016 of US$187.7 million (US$ 181.9 million as of December 31, 2024), for the years 2015 through 2017 and for the year 2019 related to customs taxes of US$17.9 million (US$15.9 million for the years 2015 through 2017 as of December 31, 2024) and for the years 2018 and 2021 related to social contributions to EsSalud (Social Health Insurance) of US$23.9 million (US$21.4 million as of December 31, 2024).

Additionally, the non-current portion includes tax credits associated with completion of SUNAT audits through year 2016 of US$62.8 million as of December 31, 2025 (US$56.1 million as of December 31, 2024).

According to current tax procedures and the timeframe for resolving these types of claims, management and its legal advisors expect resolution of these matters will be favorable to the Company and amounts will be recoverable (see Notes 13(c) and 13(e)).

(b)

The balance as of December 31, 2025, represents benefits for the years 2017 through 2019 and from 2021 through 2025 amounting to US$131.3 million, determined in accordance with the International Financial Reporting Interpretations Committee (IFRIC) 23, “Uncertainty over Income Tax Treatments” (US$21.5 million as of December 31, 2024 for the years 2017, 2019, 2020, 2022, 2023 and 2024). The balance as of December 31, 2025, increased mainly due to the recognition of favorable positions resulting from the completion of 2020 tax audit carried out by SUNAT. (See Note 13(f)).

Notes to the Financial Statements (continued)

7.    Property, plant and equipment, net

Property, plant and equipment consist of owned and leased assets (right-of-use assets). Cost and accumulated depreciation accounts as of December 31, 2025, and 2024, are shown below:

			Adjustments					Adjustments
	January 1,		and changes in	Disposals		December 31,		and changes in	Disposals		December 31,
	2024	Additions	estimates	and/or sales	Transfers	2024	Additions	estimates	and/or sales	Transfers	2025
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Cost
Land	33,562	—	—	—	—	33,562	—	—	—	1,782	35,344
Buildings and other constructions	2,673,262	—	716	(3,901)	11,132	2,681,209	—	538	(7,501)	15,932	2,690,178
Machinery and equipment	5,342,285	—	(716)	(77,827)	226,320	5,490,062	—	(780)	(16,981)	250,865	5,723,166
Transportation units	40,632	—	—	(306)	5,449	45,775	—	—	(3,719)	1,583	43,639
Furniture and fixtures	572	—	—	—	—	572	—	—	—	—	572
Other equipment	36,404	—	—	(436)	273	36,241	—	—	(14,624)	35	21,652
Construction in progress and in-transit units (a)	185,068	358,684	—	—	(243,174)	300,578	373,171	—	—	(266,944)	406,805
Stripping activity asset (see note 2(i))	1,808,081	312,608	—	—	—	2,120,689	381,615	—	—	—	2,502,304
Asset retirement costs (see note 11(c))	208,909	—	(36,885)	—	—	172,024	—	(8,167)	—	—	163,857
Right-of-use assets (b)	99,779	1,478	—	(1,410)	—	99,847	84,435	—	(10,481)	(3,253)	170,548
	10,428,554	672,770	(36,885)	(83,880)	—	10,980,559	839,221	(8,409)	(53,306)	—	11,758,065

Accumulated depreciation
Buildings and other constructions	658,105	75,268	418	(3,889)	—	729,902	73,940	183	(4,365)	—	799,660
Machinery and equipment	3,031,301	293,826	(418)	(77,224)	—	3,247,485	298,541	(183)	(16,312)	261	3,529,792
Transportation units	23,181	3,159	—	(261)	—	26,079	3,396	—	(3,166)	—	26,309
Furniture and fixtures	572	—	—	—	—	572	—	—	—	—	572
Other equipment	30,286	3,088	—	(436)	—	32,938	2,195	—	(14,624)	—	20,509
Stripping activity asset	1,059,567	191,070	—	—	—	1,250,637	255,247	—	—	—	1,505,884
Asset retirement costs	47,148	5,441	—	—	—	52,589	4,175	—	—	—	56,764
Right-of-use assets (b)	49,731	11,152	—	(1,342)	—	59,541	14,202	—	(10,454)	(261)	63,028
	4,899,891	583,004	—	(83,152)	—	5,399,743	651,696	—	(48,921)	—	6,002,518

Net cost	5,528,663					5,580,816					5,755,547
(a)	As of December 31, 2025, additions to construction in progress and in-transit units primarily relate to (i) tailings dam projects (US$108.9 million) (ii) projects associated with the construction of a new in-pit crusher and improvements to existing crushers (US$107.7 million), (iii) mine support equipment (US$67.8 million) (iv) projects associated with the capitalization of main components of the mine’s heavy equipment (US$45.3 million), and (v) belt replacement projects (US$8.3 million).

Notes to the Financial Statements (continued)

As of December 31, 2024, additions to construction in progress and in-transit units primarily relate to (i) mine support equipment (US$109.3 million), (ii) projects associated with the construction of new in-pit crusher and improvements to existing crushers (US$71.8 million), (iii) tailings dam projects (US$74.2 million), (iv) projects associated with the capitalization of main components of the mine’s heavy equipment (US$49.9 million), (v) belt replacement projects (US$10.8 million) and (vi) expansion of a leach pad (US$7.9 million).

(b)Set out below are the carrying amounts of right-of-use assets recognized and the movements for the years ended December 31, 2025 and 2024:

	January 1,			December 31,				December 31,
	2024	Additions	Disposals	2024	Additions	Disposals	Transfers	2025
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Cost
Land	10,491	59	—	10,550	16,891	(9,851)	—	17,590
Buildings and other constructions	58,213	741	(873)	58,081	302	(630)	—	57,753
Machinery and equipment	31,075	678	(537)	31,216	67,242	—	(3,253)	95,205
	99,779	1,478	(1,410)	99,847	84,435	(10,481)	(3,253)	170,548

Accumulated depreciation
Land	7,874	1,673	—	9,547	1,609	(9,851)	—	1,305
Buildings and other constructions	27,364	6,210	(804)	32,770	6,037	(603)	—	38,204
Machinery and equipment	14,493	3,269	(538)	17,224	6,556	—	(261)	23,519
	49,731	11,152	(1,342)	59,541	14,202	(10,454)	(261)	63,028

Net cost	50,048			40,306				107,520

For the year ended December 31, 2025, the additions mainly correspond to the leases of high-capacity mining trucks.

Notes to the Financial Statements (continued)

8.    Trade accounts payable

Trade accounts payable are primarily originated by the acquisition of materials, supplies, spare parts and services. These obligations are primarily denominated in U.S. dollars, have current maturities, do not accrue interest and no guarantees have been granted. As of December 31, 2025, trade accounts payable includes US$23.5 million related to capital projects (US$38.8 million as of December 31, 2024).

9.    Other accounts payable

This item is made up as follows:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)

Supplementary Retirement Fund contribution	9,011	7,893
Payroll withholdings (a)	8,466	7,855
Interest, penalties, and interest on penalties of prepaid income tax	4,738	—
Contributions to Social Health Insurance	3,396	2,890
Penalties to the Geological, Mining and Metallurgical Institute	3,298	3,757
Miscellaneous interest payable	2,319	1,438
Agency for Environmental Assessment and Enforcement (OEFA) and Supervisory Agency for Investment in Energy and Mining (OSINERGMIN) contributions	942	793
Contribution to National industrial work training service (SENATI)	414	355
Other	300	433

	32,884	25,414
(a)

As of December 31, 2025, represents the employees withholding income tax of US$ 3.7 million (US$ 4.0 million as of December 31, 2024), pension funds of US$ 3.3 million (US$ 2.8 million as of December 31, 2024), and other payroll withholdings of US$ 1.5 million (US$ 1.1 million as of December 31, 2024).

Notes to the Financial Statements (continued)

10.   Other financial liabilities

This item is made up as follows:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)
Current:
Lease liabilities (a)	25,130	9,447

Non-current:
Lease liabilities (a)	87,208	41,176

Total other financial liabilities	112,338	50,623
(a)	The lease liability consists of leased land, buildings and machinery and equipment which are used in mine operations.

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)

Balance at beginning of the year	50,623	59,592
Additions (see Note 7(b))	84,435	1,416
Payments	(22,495)	(10,398)
Exchange rate effect and others	(225)	13

Ending balance	112,338	50,623

For the years ended December 31, 2025 and 2024, the following amounts are recognized in the statements of comprehensive income:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)

Expenses related to variable lease payments, low-value and short-term leases	13,476	19,775
Depreciation charge of right-of-use assets (see Note 7(b) and 15)	14,202	11,152
Interest expense on lease liabilities (see Note 18)	5,329	3,320

	33,007	34,247

The Company has certain lease contracts for machinery and equipment used in mine operations that contain minimum payments (recognized in the lease liability) and variable payments (recognized as operating costs) based on the number of hours that machinery or equipment is used in operations.

Notes to the Financial Statements (continued)

(b)	Revolving Credit Facility -

On May 31, 2022, the Company entered into a US$350 million, senior unsecured revolving credit facility with several banks led by the Bank of Nova Scotia that expires on May 31, 2027. For the years ended December 31, 2025 and 2024, the Company did not have any borrowings under this facility and for the years ended December 31, 2025 and 2024, recognized interest expense in the statements of comprehensive income of US$1.9 million associated with commitment fees for the revolving credit facility (see Note 18).

Interest on the revolving credit facility is calculated based on the adjusted Secured Overnight financing Rate plus a spread and credit rate differential adjustment contemplated in the contract, and the undrawn portion is subject to a commitment fee of 0.50%.

Restrictive Covenants –

The Company’s revolving credit facility contains customary representations and affirmative negative covenants including certain financial ratios that the Company must comply with on a quarterly basis, including a total net debt to earnings before interest, taxes, depreciation, and amortization ratio (which cannot exceed 3.50 to 1) and an interest coverage ratio (which cannot be less than 3.0 to 1), defined by the agreement. As of December 31, 2025, the Company was in compliance with all of its covenants.

11.   Provisions

This item is made up as follows:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)

Current
Provision for legal contingencies (a)	2,345	2,411
Provision for remediation and mine closure (c)	99	—
Provision for social commitments (b)	92	4,600
Total current	2,536	7,011

Non–current
Provision for remediation and mine closure (c)	237,252	234,126
Provision for social commitments (b)	10,188	5,783
Provision for legal contingencies (a)	1,836	1,127
Provision for uncertainty over income tax treatments (d)	1,231	2,964
Provision for tax contingencies	—	3,427
Total non-current	250,507	247,427

Total provisions	253,043	254,438
(a)	The provision for legal contingencies is mainly associated with penalties incurred with OSINERGMIN and SUNAFIL (National Superintendence of Labor Inspection), which have been appealed by the Company.
(b)	The provision for social commitments is associated with repaving Alata-Congata Road (US$6.1 million as of December 31, 2025, and December 31, 2024) and an irrigation project in La Joya (US$4.2 million as of December 31, 2025, and US$4.3 million as of December 31, 2024).
(c)	The Company’s mineral exploration and exploitation activities are subject to environmental protection standards. In order to comply with these standards, the Company has obtained the approval for the Environment Adequacy Program (PAMA) and for the Environmental Impact Studies (EIA), required for the operation of Cerro Verde’s production unit and a mine closure plan approved by the Ministry of Energy and Mines.

Notes to the Financial Statements (continued)

During 2006, in compliance with the applicable law, the Company completed the closure plans for its mine site and presented it to the Ministry of Energy and Mines. The closure plans for its mine site were approved by Resolution No 302-2009 MEM-AAM and its modifications were approved by Resolution No 207-2012 MEM-AAM, Resolution No 186-2014 EM-DGAAM, Resolution No 032-2018 MEM-DGAAM and its last modification approved with Resolution No 0358-2023 MEM-DGAAM.

To date, the Company has issued a letter of credit totaling US$153.1 million as guarantee of the most recently approved plan.

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

Presented below is a summary of change in the provision for mine remediation and closure:

	December 31,	December 31,
	2025	2024
	US$(000)	US$(000)

Beginning balance	234,126	259,844
Accretion expense	11,392	11,160
Changes in estimates (see Note 7)	(8,167)	(36,885)
Exchange rate effect	—	7

Final balance	237,351	234,126

As of December 31, 2025, the Company recognized a provision for mine remediation and closure of US$237.4 million (reflecting the future value of the mine remediation and closure provision of US$726.9 million, which was discounted using an annual risk‑free rate of 4.81%). As of December 31, 2024, the Company recognized a provision for mine remediation and closure of US$234.1 million (reflecting the future value of the mine remediation and closure provision of US$726.9 million, which was discounted using an annual risk-free rate of 4.78%). The Company considers this liability to be sufficient to comply with the applicable environmental protection laws issued by the Ministry of Energy and Mines.

For the year ended December 31, 2025, the Company recorded changes in its estimate of the remediation and mine closure asset (decrease of US$8.2 million) mainly due to an increase in the discount rate. For the year ended December 31, 2024, the changes in the estimate (decrease of US$36.9 million) were mainly related to an increase in the discount rate partially offset by higher future nominal flows (see Note 7).

(d)	As of December 31, 2025, represents interest and penalties related to mining taxes and income taxes for the years 2017 through 2023 (As of December 31, 2024, correspond to the years 2018, 2020, 2021, 2022, and 2023), determined in accordance with IFRIC 23, “Uncertainty over Income Tax Treatments.”

12.   Shareholders’ equity

(a)   Capital stock -

As of December 31, 2025 and 2024, the authorized, subscribed and paid-up capital in accordance with the Company’s by-laws and its related modifications was 350,056,012 common shares.

Notes to the Financial Statements (continued)

The nominal value of the shares is US$2.83 per share.

The quoted price of these shares was US$49.00 per share as of December 31, 2025 (US$40.70 per share as of December 31, 2024).

As of December 31, 2025, the Company’s capital stock structure is as follows:

Percentage of individual capital participation	Number of shareholders	Total percentage interest

Up to 1.00	2,433	4.34
From 1.01 to 20.00 (i)	2	21.10
From 20.01 to 30.00	1	21.00
From 30.01 to 60.00	1	53.56

	2,437	100.00

(i)Includes the percentage of participation that belongs to Freeport Mineral Corporation (FMC) equivalent to 1.52% see Note 1(a).

(b)  Other capital reserves -

Other capital reserves include the Company’s legal reserve, which is in accordance with the Peruvian Companies Act, and is created through the transfer of 10% of the earnings for the year up to a maximum of 20% of the paid-in capital (US$198.1 million as of December 31, 2025, and 2024).

(c)  Dividend distribution -

During 2025 and 2024, the Company distributed the following dividends:

			Amount per
Approval date	Approved in:	Amount	common share	Withholding tax	Payment date
		US$(000)		(%)
03/23/2026	Annual mandatory shareholders	300,000	0.86	5.0	04/24/2026
01/05/2026	Board meeting	500,000	1.43	5.0 and 6.8	01/29/2026
07/24/2025	Board meeting	300,000	0.86	6.8	08/28/2025
03/24/2025	Annual mandatory shareholders meeting	250,000	0.71	4.1 and 6.8	04/23/2025
11/13/2024	Board meeting	400,000	1.14	4.1	12/12/2024
07/24/2024	Board meeting	300,000	0.86	4.1	08/29/2024
03/22/2024	Annual mandatory shareholders meeting	150,000	0.43	4.1	04/26/2024

(d)  Stock-based compensation -

In accordance with the Senior Executive Plan, stock-based compensation in the ultimate parent (Freeport) is granted to the Company’s senior executives. Amounts presented in “Other equity contributions” in the statements of changes in equity totaled US$11.1 million as of December 31, 2025 (US$10.7 million as of December 31, 2024). These benefits were calculated on restricted stock basis and fair value is based on Freeport’s share price at the date of grant.

The Company recognizes the compensation cost in the statement of comprehensive income during the award period according to the fair value of the instruments granted. The cost is recognized in “Other equity contributions”.

Notes to the Financial Statements (continued)

13.   Tax situation

(a)

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

For the year ended December 31, 2025, the Company recognized current income tax expense of US$528.9 million (including US$59.3 million for special mining tax and US$59.2 million of mining royalties) and a deferred income tax expense of US$199.3 million, resulting in a total income tax expense of US$728.2 million that has been included in the statements of comprehensive income.

For the year ended December 31, 2024, the Company recognized current income tax expense of US$604.4 million (including US$51.5 million for special mining tax and US$49.1 million of mining royalties) and a deferred income tax credit of US$39.8 million, resulting in a total income tax expense of US$564.6 million that has been included in the statements of comprehensive income.

For the year ended December 31, 2023, the Company recognized current income tax expense of US$574.9 million (including US$47.4 million for special mining tax and US$48.7 million of mining royalties) and a deferred income tax credit of US$30.6 million, resulting in a total income tax expense of US$544.3 million that has been included in the statements of comprehensive income

(c)   SUNAT has the right to examine, and if necessary, amend the Company’s income tax return for the last four years. The Company’s income tax for the years 2017 through 2019 and 2021 through 2024 are open to examination by the tax authorities. To date, SUNAT has concluded its review of the Company’s income tax through the year 2020 and has begun the review for the year 2021 and 2023. The Company is in the claim and/or appeal process for the years 2003 through 2016.

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

Under the previous stability agreement, signed in 1998, the Company determined that the payment of royalties was not applicable to all of its operations until the end of this contract (December 2013). However, SUNAT demanded the payment of royalties for the periods from December 2006 to December 2013, associated with the minerals processed by the concentrator plant that began operating in 2006. In exercising its rights, the Company challenged the resolutions issued by SUNAT in all the respective instances, up to international instances, as indicated in the following paragraphs.

Notes to the Financial Statements (continued)

In February 2020, Freeport filed, on its own behalf and on behalf of the Company, international arbitration proceedings against the Peruvian government under the United States-Peru Trade Promotion Agreement. The hearing on the merits was held in May 2023 and the final closing argument took place in July 2023. In April 2020, Sumitomo filed parallel international arbitration proceedings against the Peruvian government under the Netherlands-Peru Bilateral Investment Treaty. The Sumitomo hearing on the merits was held in February 2023.

In May 2024, the arbitration tribunal in the case of Freeport and the Peruvian government issued its decision and dismissed the claims that Freeport (on behalf of itself and the Company) filed in 2020. Other than expenses that each party must assume, the decision by the arbitration tribunal did not result in any additional impact to the Company’s financial statements because the Company had previously paid in prior years all disputed tax assessments and the related penalties and interest that the Peruvian government had demanded in relation to royalties and related taxes, which were the amounts in dispute in the arbitration.

On September 16, 2024, Freeport (on behalf of itself and the Company) filed a Partial Annulment Application based on the Award’s rejection of Freeport’s claims for penalties and interest on the Royalty Assessments be annulled.

The issuance of the arbitration decision for the Sumitomo case is currently pending.

(e)   Other assessments received from SUNAT -

Of the total assessments received (excluding the mining royalty and special mining tax explained in Note 13(d) above), the Company continues to litigate several processes presented in the following table according to the year of origin:

Fiscal year	Taxes	Penalty and Interest	Total
	US$(000)	US$(000)	US$(000)

2003 – 2005	7,530	34,120	41,650
2006	6,058	44,109	50,167
2007	9,390	19,906	29,296
2008	9,703	10,160	19,863
2009	8,953	30,582	39,535
2010	6,501	67,404	73,905
2011	5,500	31,838	37,338
2012	—	4,766	4,766
2013	9,109	27,001	36,110
2014	5,655	729	6,384
2015	3,264	26,046	29,310
2016	68,228	3,678	71,906
2017	5,539	3,378	8,917
2018	5,108	4,654	9,762
2019 – 2020	4,743	542	5,285
2021 – 2022	10,134	5,662	15,796

	165,415	314,575	479,990

As of December 31, 2025, the Company has paid US$470.8 million on these disputed tax assessments. A reserve has been applied against these payments totaling US$178.5 million, resulting in a net receivable of US$292.3 million (US$275.3 million as of December 31, 2024) which the Company believes is collectible and is included in “Other non-financial assets, non-current” (see Note 6(a)) in the statements of financial position for these disputed tax assessments.

Notes to the Financial Statements (continued)

(f)   Global Depreciation -

In December 2025, the tax authority (hereinafter, SUNAT) concluded the income tax audit for fiscal year 2020. As part of this process, SUNAT confirmed that the Company can apply the benefit of the global depreciation rate established in Article 84 of the General Mining Law to all of its assets (excluding buildings). This audit conclusion provides new information that resolves the uncertainty regarding this matter, management updated its assessment and measurement of the related uncertain tax positions. As a result, the Company recognized, as of December 31, 2025, tax credits balances related to tax audit for the 2020 period (see Note 6(a)), as well as a favorable impact associated with the recognition of uncertain tax positions for the years 2017 through 2019 and for the years 2021 through 2024, for which the same tax treatment applies (see Note 6(b)).

Based on the evidence obtained and the conclusions of the Company’s external legal advisors, management considers that no significant uncertainty remains regarding this specific tax position.

(g)   The Company recognizes the effects of the temporary differences between the accounting basis for financial reporting purposes and the taxable basis, the reconciliation of the effective income tax rate, as well as the components of income tax. A summary of these differences is presented below:

Temporary differences-

	December 31,	December 31,	December 31,
	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Deferred Income tax
Assets
Cost of net asset for the construction of the tailing dam	237,394	214,396	193,378
Provision for remediation and mine closure	39,118	34,602	29,762
Unpaid vacations	11,629	9,227	9,031
Provision for mining taxes	2,642	7,231	4,335
Leases	2,034	3,297	3,007
Other provisions	4,262	11,429	11,282
	297,079	280,182	250,795
Liabilities
Property, plant and equipment depreciation	632,325	517,985	537,588
Stripping activity asset	191,342	165,018	126,744
Valuation of inventories	27,096	27,091	29,831
Price adjustment in the sale of copper, silver, and molybdenum.	60,385	(15,330)	10,822
Debt issuance costs	122	333	547
	911,270	695,097	705,532
Total deferred income tax liability	614,191	414,915	454,737
Supplementary retirement fund deferred
(see note 2(p))	—	—	5,414

Total deferred income tax liability	614,191	414,915	460,151

As of December 31, 2025, the increase in the deferred income tax liability compared to the prior year is mainly related to the impact on depreciation resulting from the closure of the 2020 tax audit (see Note 13(f)), together with the adjustments in copper sales quotations due to the increase in market prices.

Notes to the Financial Statements (continued)

Reconciliation of the income tax rate -

For the years ended December 31, 2025, 2024 and 2023, the income tax expense recorded differs from the theoretical expense that would have resulted from applying the statutory tax rate to the Company’s income before income tax due to the following:

	December 31,	December 31,	December 31,
	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Profit before income tax	2,095,334	1,517,731	1,323,295
Income tax rate	32.00%	32.00%	32.00%
Expected income tax expense	670,507	485,674	423,454
Special mining tax and mining royalties	(37,764)	(32,432)	(32,182)
Gain for uncertainty about treatments of income taxes	(26,724)	(3,616)	(1,617)
Non - deductible expenses	10,929	12,335	12,744
Income tax true – ups	(19,401)	692	1,267
Penalties and moratorium interest	(642)	1,633	40,769
Income tax rate change effect on deferred taxes for the change in Peruvian tax law once the current Stability Contract expires	(618)	325	208
Other	1,860	(636)	3,908
Current and deferred income tax	598,147	463,975	448,551
Mining taxes	130,058	100,579	96,082
Supplementary retirement fund (deferred)	—	—	(302)

	728,205	564,554	544,331

Effective income tax rate	34.75%	37.20%	41.13%

Income tax -

The income tax expense for the years ended December 31, 2025, 2024 and 2023, is presented below:

	December 31,	December 31,	December 31,
	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Income tax
Current	410,462	503,797	478,889
Deferred	187,685	(39,822)	(30,338)
	598,147	463,975	448,551
Mining taxes (mining royalty and special mining tax)
Current	118,467	100,579	96,082
Deferred	11,591	—	(302)

Income tax expense reported in the statements of comprehensive income	728,205	564,554	544,331

As a result of the closure of the 2020 tax audit, income tax includes a credit of US$44.5 million (see Note 13(f)).

Notes to the Financial Statements (continued)

14.  Revenues

(a)	This item is made up as follows:

	For the year ended		For the year ended		For the year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Pounds (000)	US$(000)	Pounds (000)	US$(000)	Pounds (000)	US$(000)

Copper in concentrate	805,113	3,885,315	873,977	3,469,843	891,451	3,219,033
Copper cathode	61,737	282,809	77,472	323,073	101,617	394,809
Other (primarily silver and molybdenum concentrate)		560,216		445,406		529,386

Total revenues		4,728,340		4,238,322		4,143,228

Revenues with related parties totaled US$4.6 billion, US$4.1 billion and US$4.0 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

The realized and unrealized gains (losses) recognized in revenues for commodity contracts, including embedded derivatives for the years ended December 31 follows:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Copper	382,973	36,867	27,215
Molybdenum	(25,348)	(8,396)	(84,243)

(b)	The following table shows sales by geographic region based on the final destination port:

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$(000)	US$(000)	US$(000)

Asia	3,591,199	3,315,595	3,083,051
Europe	595,231	320,612	401,512
North America	349,392	416,291	547,934
South America (primarily Peru)	192,518	185,824	110,731

Total sales	4,728,340	4,238,322	4,143,228

Notes to the Financial Statements (continued)

15.  Cost of sales

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$(000)	US$(000)	US$(000)

Materials and supplies	884,378	917,531	982,616
Property plant and equipment depreciation (see Note 7)	637,494	571,852	530,199
Labor (a)	430,018	501,678	381,761
Third-party services	266,177	239,547	279,923
Energy	221,984	209,925	249,039
Other costs	34,389	36,910	48,475
Change in work in process inventory	28,209	49,764	13,538
Depreciation on right-of-use assets (see Note 7)	14,202	11,152	11,117
Variable lease payments, low-value and short-term leases	13,472	19,775	17,741
Supplementary Retirement Fund contribution (b)	9,308	7,861	7,467
OEFA and OSINERGMIN contributions (c)	8,550	8,208	8,015
Change in finished goods inventory	7,928	2,110	14,165
Management fees	2,891	3,227	3,098
Intangible amortization	2,342	2,342	2,342
Loss on materials obsolescence (see note 5(a))	959	6,897	12,496
WIP stockpile write-offs (see note 5(b))	—	—	1,527

	2,562,301	2,588,779	2,563,519
(a)

For the year ended December 31, 2025, labor includes an expense of US$157.8 million related to profit sharing (US$138.4 million and US$130.9 million for the year ended December 31, 2024 and 2023 respectively) and a prior years adjustment of US$1.1 million. For the year ended December 31, 2024, the company recorded non-recurring costs of US$97.1 million associated with new collective labor agreements reached with its unions.

(b)

On July 9, 2011, Law No. 29741 was published, through which the contribution to the Mining, Metallurgical and Steelworks Supplementary Retirement Fund was created. These resources constitute a social security retirement fund for mining, metallurgical and steelworkers. The Mining Supplementary Retirement Fund is applicable to the Company and is calculated based on 0.5% of the annual taxable profit.

(c)

The Company is subject to OEFA and OSINERGMIN royalties. These funds are used by these agencies as part of their operating budgets for investment supervision in energy and mining, as well as the environment. The calculation for the OSINERGMIN royalty is 0.12% of invoiced sales and the calculation for the OEFA royalty is 0.07% of invoiced sales for the year 2025, 2024 and 2023.

In compliance with corporate policies, the Company recognizes administrative costs as an inventory cost (approximately US$36.2 million, US$32.5 million and US$32.6 million for the year ended December 31, 2025, 2024 and 2023 respectively). The effect of this policy is immaterial to the financial statements as a whole.

Notes to the Financial Statements (continued)

16.  Selling expenses

This item is made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$(000)	US$(000)	US$(000)

Copper concentrate freight	110,390	135,951	145,725
Commissions	4,926	5,641	5,960
Memberships and other	1,874	2,067	2,457
Cathode freight	1,453	2,112	4,102

	118,643	145,771	158,244

17.  Other operating expenses and revenues

Other operating expenses are made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$(000)	US$(000)	US$(000)
SAP S/4HANA deployment	28,199	—	—
Exploration expenses	15,916	11,822	9,179
Optimization and prefeasibility/feasibility studies	14,586	6,585	1,401
Net cost of asset retirements and/or disposals	3,371	370	138
Royalty non-income tax	769	2,069	4,488
Miscellaneous penalties	558	—	—
Tax contingencies	108	2,823	258
Impairment of assets	21	19	3,546
Cancellation of projects	—	—	2,164
Penalties of income tax payments on account (a)	—	—	70,045

	63,528	23,688	91,219
(a)	Corresponded to penalties related to payments on account of income tax from 2006 to 2015 as a result of unfavorable tax rulings issued by the Supreme Court.

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$(000)	US$(000)	US$(000)
Recovery of penalties for mining concessions	5,400	—	—
Other tax revenues (a)	1,110	—	3,406
Reversal of Supplemental fund retirement deferred (see note 2(p))	—	5,414	—
	6,510	5,414	3,406
(a)	For 2023 year corresponded to changes in estimations from legal advisors in relation to tax positions associated with VAT and non-domiciled income tax for the year 2007.

Notes to the Financial Statements (continued)

18.  Financial expenses and income

Financial expenses are made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$(000)	US$(000)	US$(000)

Interest on advance payments of customers	4,860	4,656	3,901
Interest on leases (see Note 10(a))	5,329	3,320	3,685
Tax contingencies	—	2,279	—
Interest on revolving credit facility (see Note 10(b))	1,863	1,868	1,863
Other expenses	747	749	746
Change in estimates of uncertain positions	—	—	(433)
Interests on income tax payment on account (a)	—	—	73,363
Capitalized interest associated to capital projects	(5,304)	(3,320)	(3,584)
Change in estimates related to excess of salaries limit of worker profit sharing (see Note 9(b))	—	—	(12,423)

	7,495	9,552	67,118

(a)   Mainly corresponded to the recognition of interest on penalties and interest related to income tax payments on account for the years 2006 to 2015 as a result of unfavorable rulings issued by the Supreme Court against the Company.

Financial income are made up as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$(000)	US$(000)	US$(000)

Gain in the fair value of market liquid investment (see Note 3(b))	25,001	33,570	35,142
Interest earned by bank accounts (see Note 3(a))	7,238	1,096	15
Interest on tax refunds	6,883	5,282	2
Discounts for advance payments to suppliers	539	675	1,126
Other financial income	351	—	—

	40,012	40,623	36,285

19.   Basic and diluted earnings per share

Basic and diluted earnings per common share have been determined as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	US$(000)	US$(000)	US$(000)

Profit for the period (US$)	1,367,129,000	953,177,000	778,964,000
Weighted average number of share outstanding (Note 12(a))	350,056,012	350,056,012	350,056,012
Basic and diluted earnings per share (US$)	3.905	2.723	2.225

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

The Company has price risk through its provisionally priced sales contracts, which provide final pricing in a specified future month (generally between one and six months after the shipment’s arrival date) based primarily on quoted LME monthly average prices. The Company records revenues and invoices customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on the provisionally priced contract that is adjusted to fair value through revenues each period, using the period-end forward prices, until the date of final pricing. To the extent that final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing (see Note 21).

The table below summarizes the estimated impact on the Company’s profit before income tax as of December 31, 2025, 2024 and 2023, based on a 10% increase or decrease in future copper price while all other variables are held constant. The 10% increase is based on copper prices ranging from US$/pound 6.185 to US$/pound 6.219 (US$/pound 4.328 to US$/pound 4.398 as of December 31, 2024 and US$/pound 4.235 to US$/pound 4.287 as of December 31, 2023), and the 10% decrease is based on copper prices ranging from US$/pound 5.061 to US$/pound 5.089 (US$/pound 3.541 to US$/pound 3.598 as of December 31, 2024 and US$/pound 3.465 to US$/pound 3.507 as of December 31, 2023).

Effect on profit
before income tax
US$(000)

December 31, 2025
10% increase in future copper prices	111,450
10% decrease in future copper prices	(111,450)

December 31, 2024
10% increase in future copper prices	73,173
10% decrease in future copper prices	(73,173)

December 31, 2023
10% increase in future copper prices	91,734
10% decrease in future copper prices	(91,734)

Exchange rate risk -

The Company’s financial statements are presented in U.S. dollars, which is the functional and presentation currency of the Company. The Company’s exchange-rate risk arises mainly from balances related to tax payments, benefits to employees deposits, other accounts payable and deposits in currencies other than the U.S. dollar, principally soles.

Notes to the Financial Statements (continued)

A table showing the effect on results of a reasonable change in foreign-currency exchange rates is presented below, with all other variables kept constant:

	Exchange-rate	Effect on profit (loss)
	Increase (decrease)	before income tax
		US$(000)

December 31, 2025
Exchange rate	5%	(43,136)
Exchange rate	(5)%	43,136

December 31, 2024
Exchange rate	5%	(29,694)
Exchange rate	(5)%	29,694

December 31, 2023
Exchange rate	5%	(28,316)
Exchange rate	(5)%	28,316

(b)	Credit risk -

The Company’s exposure to credit risk arises from a customer’s inability to pay amounts in full when they are due and the failure of third parties in cash and cash equivalent transactions. The risk is limited to balances deposited in banks and financial institutions and for trade accounts receivable at the date of the statements of financial position (the Company sells copper concentrate and cathode and molybdenum concentrate to companies widely recognized in the worldwide mining sector and collections are made within 30 days after the fulfillment of the contractual terms). To manage this risk, the Company has established a treasury policy, which only allows the deposit of surplus funds in highly rated institutions, by establishing conservative credit policies and through a constant evaluation of market conditions. Consequently, the Company does not expect to incur losses on accounts involving potential credit risk.

(c)	Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2025, the Company’s exposure to the risk of changes in market interest rates has no significant impact considering that the Company had no outstanding bank debt balances.

(d)	Liquidity risk -

Liquidity risk arises from situations in which cash might not be available to pay obligations at their maturity date and at a reasonable cost. The Company maintains adequate liquidity by properly managing the maturities of assets and liabilities in such a way that allows the Company to maintain a structural liquidity position (cash available) enabling it to meet liquidity requirements. Additionally, the Company has the ability to obtain funds from financial institutions to meet its contractual obligations.

Notes to the Financial Statements (continued)

The following tables show the expected aging of maturity of the Company’s obligations, excluding taxes, accruals and benefits to employees, as of December 31, 2025 and 2024:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
As of December 31, 2025
Trade accounts payable (See Note 8)	—	311,333	2,731	—	—	314,064
Accounts payable - related parties (See Note 4)	—	1,731	1,148	—	—	2,879
Lease liabilities (See Note 10)	—	3,306	21,824	81,467	5,741	112,338
Other account payable (See Note 9)	—	14,369	18,515	—	—	32,884

Total	—	330,739	44,218	81,467	5,741	462,165

As of December 31, 2024
Trade accounts payable (See Note 8)	—	281,495	2,312	—	—	283,807
Accounts payable - related parties (See Note 4)	—	4,167	1,456	—	—	5,623
Lease liabilities (See Note 10)	—	1,569	7,878	41,176	—	50,623
Other account payable (See Note 9)	—	20,937	4,477	—	—	25,414

Total	—	308,168	16,123	41,176	—	365,467

(e)	Capital risk -

The objective is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for stakeholders and maintain an optimal structure that would reduce the cost of capital.

The Company manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company controls dividend payments to shareholders, the return of capital to shareholders and the issuance of new shares. No changes were made to the objectives, policies or processes during the year ended December 31, 2025.

Notes to the Financial Statements (continued)

21.  Embedded derivatives

As indicated in note 2(d) the Company’s sales create exposure to changes in the market prices of copper and molybdenum which are considered embedded derivatives. As of December 31, 2025 and 2024, information about the Company’s embedded derivatives is as follows:

			As of December 31, 2025
	Pounds		Provisional
	payable	Maturity	pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	193,719	January to May 2026	Between 4.374 and 5.384	Between 5.623 and 5.654	143,536
Copper Cathode	3,750	January 2026	5.672	5.654	(65)
Molybdenum	6,856	January to April 2026	Between 19.558 and 22.435	19.023	(16,004)
	Ounces payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Ounces	US$/Ounces	US$(000)
Silver	560	January to March 2026	Between 45.730 and 67.000	Between 72.220 and 72.750	9,603

					137,070

			As of December 31, 2024
	Pounds
	payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Pound	US$/Pound	US$(000)

Copper Concentrate	182,734	January to May 2025	Between 4.015 and 4.410	Between 3.934 and 3.998	(33,125)
Copper Cathode	1,764	January 2025	4.011	3.934	(136)
Molybdenum	5,912	January to April 2025	Between 18.630 and 19.279	18.546	(2,885)

	Ounces
	payable	Maturity	Provisional pricing	Forward pricing	Fair value
	(000)		US$/Ounces	US$/Ounces	US$(000)
Silver	725	January to May 2025	Between 29.792 and 32.836	Between 29.060 and 29.670	(1,458)

					(37,604)

Embedded derivative adjustments are recorded on the statements of financial position in “Trade account receivable – related parties.”

22.   Hierarchy and fair value of financial instruments

Hierarchy –

As of December 31, 2025 and 2024, the only financial assets carried at fair value are embedded derivatives, included in trade accounts receivable and related parties, which are generated by the sale of copper, molybdenum and silver and measured at fair value based on commodity prices. The net value of this embedded derivative as of December 31, 2025, was an asset of US$137.1 million (liability of US$37.6 million as of December 31, 2024). Embedded derivatives are categorized within Level 2 of the fair value hierarchy. The fair value of embedded derivatives is determined using information directly observable in the market (forward prices of metals).

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

Based on the foregoing, there are no significant differences between the book value and the fair value of financial instruments (assets and liabilities) as of December 31, 2025 and 2024.

23.   Commitments

In December 2025, the Company entered into a long-term wastewater offtake agreement with Servicio de Agua Potable y Alcantarillado de Arequipa S.A. (SEDAPAR), to operate, maintain and expand the existing wastewater treatment plant (PTAR La Enlozada) through the later of December 31, 2060, or the end of the mine life. In accordance with the agreement, the Company has committed US$363 million, including US$247 million for the expansion of the wastewater treatment plant and US$116 million for additional infrastructure projects specified by SEDAPAR. The Company will also complete US$510 million of water and sanitation facility projects, whereby costs will be recovered through tax credits from the Peruvian government under the works‑for‑taxes mechanism. If the new capacity of the wastewater treatment plant is exceeded, the Company will develop a new system to expand its capacity for up to US$419 million, which would be also carried out under the works‑for‑taxes mechanism. The agreement will provide the Company with preferential rights to a portion of the treated water and secures long-term access to water to support its operations. Commencement of the expansion and additional infrastructure projects is pending SEDAPAR providing land and obtaining the necessary permits. The Company assessed onerous contract indicators under IAS 37 and, as of the reporting date, no provision is required; the assessment will be updated as costs and conditions evolve.

24.   Summary of significant differences between accounting principles followed by the Company and U.S. generally accepted accounting principles (U.S. GAAP)

The Company’s financial statements have been prepared in accordance with IFRS Accounting Standards which differs in certain respects from U.S. GAAP. The effects of these differences are reflected in note 25 and are principally related to the items discussed in the following paragraphs:

(a)	Stripping Cost

Under IFRS Accounting Standards, the production stripping costs can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The waste removal cost is included as part of the cost of inventory, while the production stripping costs are capitalized as a stripping activity asset, if certain criteria are met, and amortized based on proved and probable reserves of each ore body (component) identified in the open pit. See note 2 (b).

Under U.S. GAAP, the costs of clearing removal (production stripping costs) incurred during the production stage are recorded as part of the production cost of inventories; accordingly, such costs are recorded on the income statement at an earlier time than under IFRS Accounting Standards.

(b)	Inventories

Under IFRS Accounting Standards, the inventory costs include the amortization of production-stripping costs. Also, inventories are valued using the weighted average method and includes the stripping activity asset and worker’s profit sharing.

Under U.S. GAAP, the inventory cost excludes the amortization of production-stripping cost and the inventories are determined using the Last-In-First-Out (LIFO) method.

Notes to the Financial Statements (continued)

(c)	Deferred workers’ profit sharing

Under IFRS Accounting Standards, the workers’ profit sharing is calculated based on the Company’s taxable income and is recorded as an employee benefit (cost of production or administrative expense, depending on the function of the workers).

Under US GAAP, the workers’ profit sharing is treated in a similar way as income tax since both are calculated based on the Company’s taxable income. Therefore, the Company calculates a deferred workers’ profit sharing resulting from the taxable and deductible temporary differences.

(d)	Deferred income tax –

The differences between US GAAP and IFRS Accounting Standards are re-measurements that lead to different temporary differences.

(e)	Remediation and mine closure –

Under IFRS Accounting Standards, the liability is measured in accordance with IAS 37 and IFRIC 1. Upward and downward revisions in the amount of undiscounted estimated cash flows are discounted using the current market-based discount rate (this includes changes in the time value of money and the risks specific to the liability).

Under IFRS Accounting Standards, the Company updates the discount rate used to discount its liability at the closing date, this change in the discount rate has an impact (increase/decrease) on the book value of the asset retirement cost (ARC) and the remediation liability.

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

Under IFRS Accounting Standards, in accordance with IAS 16, the main components associated with mine equipment (primarily engines) are capitalized and depreciated based on the estimated useful lives.

Under U.S. GAAP, the Company’s policy is that those components are charged directly to the statement of comprehensive income at the time are utilized.

(g)	Water truck conversion

Under IFRS Accounting Standards, in accordance with IAS 16, the conversion of truck into water truck are capitalized.

Under U.S. GAAP, the Company’s policy is that those conversion costs are treated as operating expense and charged directly to the statement of comprehensive income at the time are performed.

(h)	Cloud expenses

Under IFRS Accounting Standards, cloud computing costs are expensed as incurred. In contrast, under US GAAP, such costs are capitalized as prepaid expenses and amortized over the contractual period.

Notes to the Financial Statements (continued)

25.  Reconciliation between net income and shareholders’ equity determined under IFRS accounting standards and U.S. GAAP

The following is a summary of the main adjustments to net income for the years ended December 31, 2025, 2024 and 2023 and to shareholders’ equity as of December 31, 2025, 2024 and 2023 that would be required if U.S. GAAP had been applied instead of IFRS accounting standards in the financial statements:

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Net profit under IFRS accounting standards	1,367,129	953,177	778,964
Items increasing (decreasing) reported net profit:
Stripping activity asset, net of amortization, note 24(a)	(126,368)	(121,538)	(210,244)
Inventories valuation, note 24(b)	31,188	41,381	(12,728)
Remediation and mine closure, note, 24(e)	(1,059)	781	996
Deferred workers’ profit participation, note 24(c)	(43,923)	17,303	25,746
Lease activity	(40)	5	412
Deferred income tax, note 24(d)	31,945	16,887	71,534
Cloud expenses, note 24(h)	25,614	—	—
Mine equipment main components, note 24(f)	5,171	(9,750)	(8,824)
Water truck conversion 24(g)	(1,700)	(6,554)	348
Other	(2,986)	(3,061)	(3,441)

Net income under U.S. GAAP	1,284,971	888,631	642,763

	2025	2024	2023
	US$(000)	US$(000)	US$(000)

Shareholders’ equity under IFRS accounting standards	7,601,005	6,783,485	6,680,374
Items increasing (decreasing) reported shareholder’s equity:
Stripping activity asset, net of amortization, note 24(a)	(996,420)	(870,052)	(748,514)
Inventories valuation, note 24(b)	(182,773)	(213,962)	(255,343)
Remediation and mine closure, note 24(e)	(5,395)	(4,336)	(5,117)
Deferred workers’ profit participation, note 24(c)	(61,784)	(17,861)	(35,164)
Lease activity	6,001	6,041	6,036
Deferred income tax, note 24(d)	414,647	382,701	365,814
Cloud expenses, note 24(h)	25,614	—	—
Mine equipment main components, note 24(f)	(51,605)	(56,775)	(47,025)
Water truck conversion 24(g)	(15,675)	(13,975)	(7,421)
Stock-based compensation	(11,115)	(10,724)	(10,790)
Other	(11,341)	(8,354)	(5,293)

Shareholders’ equity under U.S. GAAP	6,711,159	5,976,188	5,937,557

Notes to the Financial Statements (continued)

26.   New U.S. GAAP Accounting Pronouncements

The new accounting pronouncements applicable to the Company are detailed below:

Accounting Standards Update 2025 01 — Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220 40): Clarifying the Effective Date

The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.

Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period.

Accounting Standards Update 2025 06 — Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350 40): Targeted Improvements to the Accounting for Internal Use Software

The Board is issuing this Update to modernize the accounting for software costs that are accounted for under Subtopic 350-40, Intangibles—Goodwill and Other—Internal-Use Software (referred to as “internal-use software”).

The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period.

The amendments in this Update permit an entity to apply the new guidance using any of the following transition approaches:

1.A prospective transition approach

2.A modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption

3.A retrospective transition approach.

Under a prospective transition approach, an entity should apply the amendments in this Update to new software costs incurred as of the beginning of the period of adoption for all projects, including in-process projects.

27.   Subsequent events

Since December 31, 2025 and through the date these financial statements were issued, no other material events have occurred that may affect the interpretation of these financial statements and that have not been appropriately addressed in these financial statements.